Form 20-F
period 2011-06-30
CRESUD INC
filed 2011-12-28
CIK 1034957

 United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20‑F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Matías Gaivironsky

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2011 was 501,562,534

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:

[  ]  Yes                       [X]            No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

[X] Yes                       [  ]              No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes                       [  ]              No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[  ] Yes                        [  ]              No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer [  ]                             Accelerated filer [X]              Non-accelerated filer  [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[  ]  Item 17                [X]             Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[  ] Yes                          [X]              No

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

•          inflation, changes in exchange rates or regulations applicable to currency exchanges or transfers;

•          our ability to integrate our business with companies and/or assets we may acquire;

•          unexpected developments in certain existing litigation;

•          current and future laws and governmental regulations applicable to our business;

•          increased costs;

•          fluctuations and reductions on the value of Argentina’s public debt;

•          unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•          force majeure; and

•          the factors discussed under “Risk Factors.”

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

References to “Tons”, “tons” or “Tns.” are to metric tons, to “kgs” are to kilograms, to “ltrs” are to liters, “Hct” are to hectares, “m2” and “square meters” are the square meters, while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq.ft). A metric ton is equal to 1,000 kilograms. A kilogram is equal to approximately 2.2 pounds. A metric ton of wheat is equal to approximately 36.74 bushels. A metric ton of corn is equal to approximately 39.37 bushels. A metric ton of soybean is equal to approximately 36.74 bushels. One gallon is equal to 3.7854 liter. One hectare is equal to approximately 2.47 acres and 10.000 square meters. One square meter is equal to approximately 10.764 square feet. One kilogram of live weight beef cattle is equal to approximately 0.5 to 0.6 kilogram of carcass (meat and bones).

As used herein: “GLA or gross leasable area”, in the case of shopping centers, refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

Presentation of financial and certain other information

In this annual report where we refer to “Peso”, “Pesos”, or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “U.S. dollars”, or “US$” we mean United States dollars, the lawful currency of the United States of America; when we refer to “Real”, “Reals”, “Rs.” or “R$” we mean Brazilian Real, the lawful currency in the Federative Republic of Brazil; and when we refer to “Central Bank” we mean the Argentine Central Bank.

This Annual Report contains our audited consolidated financial statements as of June 30, 2011 and 2010 and for the years ended June 30, 2011, 2010 and 2009 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein. We prepare our Audited Consolidated Financial Statements in Pesos and in conformity with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively Argentine GAAP). In addition, we must comply with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Audited Consolidated Financial Statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). See Note 29 to our Audited Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

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

As of June 30, 2011, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) has a significant investment in Banco Hipotecario S.A. (“Banco Hipotecario”) that accounts for approximately 14.5% of IRSA’s total consolidated assets.

As discussed in Note 2.b) to our Audited Consolidated Financial Statements, from July 1, 2008 to October 31, 2008, we acquired an additional 11.57% equity interest in IRSA and we started consolidating IRSA accounts as of that date. Therefore, the separate consolidated financial statements of IRSA are no longer included in this Annual Report. As of June 30, 2011, we have an indirect 29.77% (without considering treasury shares) equity interest in Banco Hipotecario Nacional, through our subsidiary IRSA. In compliance with Rule 3-09 of Regulation S-X, this Annual Report includes the consolidated financial statements of Banco Hipotecario and Metropolitan 885 Third Avenue LLC (“Metropolitan”), as of June 30, 2010 and 2009 and for the twelve months periods ended June 30, 2010, 2009 and 2008.

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”)” which requires that companies under the supervision of the Comisión Nacional de Valores to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District. On April 25, 2009, the CPCECABA approved Resolution No. 26. The CNV issued Resolution No. 562/09, as amended by Resolution 576/10, formally adopting application of Resolution No. 26 to its regulated entities for fiscal years beginning on January 1st, 2012. We will be required to prepare our financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended June 30, 2013. Our transition date to IFRS will be July 1, 2011. On April 29, 2010, our Board of Directors approved a plan for implementing IFRS. We are in the early stages of completing a diagnosis of the principal differences between Argentine GAAP and IFRS. We have not quantified the effect any potential change in accounting principles would have on our financial condition or results of operations and therefore can give no assurance that such changes will not have an adverse effect on our financial condition or results of operations.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2011, which was Ps.4.110 = US$ 1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2007, 2008, 2009, 2010 and 2011 are to the fiscal years ended June 30 of each such year.

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

Item 3 d. Key information

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

The selected consolidated statement of income data for the years ended June 30, 2011, 2010 and 2009 and the selected consolidated balance sheet data as of June 30, 2011 and 2010 have been derived from our Consolidated Financial Statements which have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PricewaterhouseCoopers, Buenos Aires, Argentina, an independent registered public accounting firm.

The selected consolidated statement of income data for the years ended June 30, 2008 and 2007 and the selected consolidated balance sheet data as of June 30, 2009 and 2008 have been derived from our Audited Consolidated Financial Statements as of June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008, and 2007 which are not included herein. The selected consolidated balance sheet data as of June 30, 2007 has been derived from our Audited Consolidated Financial Statements as of June, 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006 which are also not included herein.

Certain reclassifications have been made to the Audited Consolidated Financial Statements as of June 30, 2010, 2009 and 2008 and for the years ended June 30, 2010, 2009, 2008 and 2007, and to the Audited Consolidated Financial Statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006 in order to conform to the presentation of the Consolidated Financial Statements. These reclassifications had no impact on previously reported net income, net income per share, shareholders' equity or cash flows.

During the fiscal year ended June 30, 2011, we acquired directly or indirectly 1,224,371additional shares of IRSA. Our equity interest in IRSA is 57.70% as of June 30, 2011. We started consolidating the accounts and results of operations of IRSA as from October 1, 2008. Our consolidated financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2011, 2010 and 2009 and for the years then ended are not comparable to prior periods.

	For the years ended on June, 30
	2011(1)	2011(15)	2010(15)	2009(15)	2008	2007
	(in thousand US$, except for percentages)	(in thousand Ps , except for ratios and number of shares)
INCOME STATEMENT DATA

Argentine GAAP

Agricultural production income:
Crops	79,959	328,630	170,848	134,179	117,474	72,426
Beef cattle	11,332	46,574	20,830	18,120	23,927	19,463
Milk	7,610	31,277	26,043	20,213	18,420	10,911
Total agricultural production income	98,900	406,481	217,721	172,512	159,821	102,800

Cost of agricultural production:
Crops	(56,235)	(231,126)	(159,724)	(175,916)	(82,151)	(51,538)
Beef cattle	(6,080)	(24,987)	(21,850)	(16,241)	(19,316)	(15,050)
Milk	(5,831)	(23,965)	(20,383)	(18,286)	(14,283)	(8,477)
Total cost of agricultural production	(68,145)	(280,078)	(201,957)	(210,443)	(115,750)	(75,065)

Gross income (loss) from agricultural production	30,755	126,403	15,764	(37,931)	44,071	27,735

Sales:
Crops	83,457	343,009	194,651	164,463	86,870	53,401
Beef cattle	12,387	50,909	39,274	17,646	32,432	31,967
Milk	6,905	28,381	24,415	19,270	17,493	9,731
Feed lot	––	––	––	––	––	3,102
Others	14,124	58,048	50,497	36,045	25,786	12,116

Total sales- crops, beef cattle, milk, feed lot and others	116,873	480,347	308,837	237,424	162,581	110,317
Sales of farmlands	20,561	84,507	18,557	1,959	23,020	29,872

Cost of sales:
Crops	(74,331)	(305,502)	(175,629)	(144,969)	(75,949)	(47,350)
Beef cattle	(14,120)	(58,034)	(46,682)	(16,237)	(30,038)	(30,273)
Milk	(6,905)	(28,381)	(24,415)	(19,316)	(17,630)	(9,731)
Feed lot	—	—	—	—	—	(2,784)
Others	(10,069)	(41,383)	(38,102)	(24,210)	(17,379)	(6,737)
Total cost of sales- crops, beef cattle, milk, feed lot and others	(105,426)	(433,300)	(284,828)	(204,732)	(140,996)	(96,875)
Cost of farmland sales	(7,276)	(29,906)	(4,825)	(94)	(3,006)	(7,616)

Gross income from sales- Agricultural business	24,732	101,648	37,741	34,557	41,599	35,698

Total sales-Slaughtering / Feedlot	30,921	127,086	—	—	—	—
Total cost of sales- Slaughtering / Feedlot	(29,993)	(123,271)	—	—	—	—
Gross income from sales- Slaughtering / Feedlot	928	3,815	—	—	—	—
Sales:
Sales and development of properties	82,986	341,074	225,567	278,107	—	—
Income from lease and service of offices, shopping centers, hotels, consumer financing and others	267,838	1,100,813	1,111,673	737,173	—	—
Total sales Real estate business	350,824	1,441,887	1,337,240	1,015,280	—	—

	For the years ended on June, 30
	2011(1)	2011(15)	2010(15)	2009(15)	2008	2007
	(in thousand US$, except for percentages)	(in thousand Ps , except for ratios and number of shares)
Cost of sales:
Cost of sales and development of properties	(61,531)	(252,894)	(99,893)	(170,529)	—	—
Cost of lease and service of offices, shopping centers, hotels, consumer financing and others	(89,257)	(366,845)	(402,631)	(265,394)	—	—
Total cost of sales	(150,788)	(619,739)	(502,524)	(435,923)	—	—

Gross income from sales – Real estate business	200,036	822,148	834,716	579,357	—	—

Gross (Loss) profit - Agricultural business	55,487	228,051	53,505	(3,374)	85,670	63,433
Gross profit - Slaughtering / Feedlot	928	3,815	—	—	—	—
Gross profit - Real estate business	200,036	822,148	834,716	579,357	—	—
Gross profit	256,451	1,054,014	888,221	575,983	85,670	63,433
Selling expenses	(42,873)	(176,207)	(219,454)	(212,482)	(14,497)	(9,972)
Administrative expenses	(62,291)	(256,016)	(239,678)	(134,664)	(26,104)	(16,628)
Gain from recognition of inventories at net realizable value	11,056	45,442	33,831	9,237	886	—
Unrealized gain (loss) on inventories- Beef cattle	16,971	69,752	84,349	(860)	8,535	5,103
Unrealized (loss) gain on inventories- Crops and MAT	(3,821)	(15,704)	1,140	(476)	(10,878)	(3,927)
Unrealized gain on inventories and transactions involving real estate assets	277	1,140	1,091	928	—	—
Net income (loss) from retained interest in securitized receivables of Tarjeta Shopping	1,145	4,707	37,470	(22,263)	—	—

Operating income	176,917	727,128	586,970	215,403	43,612	38,009
Amortization of negative goodwill	16,047	65,954	43,721	32,344	—	—
Financial results, net	(89,779)	(368,992)	(201,342)	44,656	(52,268)	(10,458)
Gain on equity investees	31,474	129,360	127,105	49,194	38,417	40,199
Other income and expenses, net	(5,552)	(22,817)	(19,651)	(16,448)	(4,092)	(4,251)
Management fee	(5,746)	(23,618)	(20,601)	(13,641)	(2,171)	(5,485)
Income before income tax and minority interest	123,361	507,015	516,202	311,508	23,498	58,014
Income tax and minimum presumed income tax	(30,521)	(125,443)	(145,952)	(92,682)	(284)	(8,375)
Minority interest	(41,121)	(169,007)	(184,844)	(94,210)	(266)	(277)
Net income for the year	51,719	212,565	185,406	124,616	22,948	49,362

U.S GAAP
Total sales	716,330	2,944,117	2,144,816	1,604,808	345,422	237,166
Total Cost of sales	(422,255)	(1,735,466)	(1,149,646)	(924,289)	(267,764)	(172,750)
Gross profit	294,075	1,208,651	995,170	680,519	77,658	64,416
Selling expenses	(42,621)	(175,173)	(211,224)	(194,009)	(14,497)	(9,936)
Administrative expenses	(93,814)	(385,576)	(267,675)	(154,443)	(27,549)	(21,878)
Net (loss) from retained interest in securized receivables of Tarjeta Shopping	1,274	5,236	58,115	(19,253)	—	—
Gain on bargain purchase and gain for re-measurement of previously held interest at fair value	147,138	604,737	58,471	—	—	—
Disposal of business	8,309	34,149	—	—	—	—
Others	(7,855)	(32,284)	(14,177)	(14,903)	(4,582)	(2,429)
Operating income	306,506	1,259,740	618,680	297,911	31,030	30,173
Amortization of negative goodwill	8,367	34,387	42,080	31,142	—	—
Financial results, net	(75,045)	(308,433)	(207,688)	51,602	(55,861)	(15,753)
(Loss) gain on equity investees	36,866	151,521	95,131	(67,206)	42,605	40,562
Other income and expenses, net	(3,383)	(13,904)	(5,460)	864	(4,083)	(4,126)
Income before income tax and minority interest	273,311	1,123,311	542,743	314,313	13,691	50,856
Income tax and minimum presumed income tax	(30,307)	(124,562)	(91,834)	(198,416)	2,990	(1,244)
Net income for the year	243,004	998,749	450,909	115,897	16,681	49,612
Non-controlling interest	58,391	239,985	257,510	(690)	(266)	(277)
Net income attributable to Cresud	184,613	758,764	193,399	116,587	16,415	49,335

BALANCE SHEET DATA
Argentine GAAP
Current assets:
Cash and banks and investments	187,107	769,010	359,887	428,000	533,087	86,772
Trade and other receivables, net	181,172	744,617	692,973	590,458	91,183	77,542
Inventories	182,959	751,961	400,521	139,197	111,525	52,460
Other assets	—	—	—	—	1,070	—
Total current assets	551,238	2,265,588	1,453,381	1,157,655	736,865	216,774

Non-current assets:
Trade and other receivables, net	87,427	359,324	290,438	251,822	41,365	43,237
Inventories	87,009	357,607	204,218	251,529	76,113	68,344
Investments	505,815	2,078,901	1,900,070	1,358,605	925.972	474,022
Property and equipment, net	1,297,593	5,333,109	3,290,221	3,309.998	266,616	245,920
Intangible assets, net	19,451	79,945	88,585	55,187	22,829	23,582
Goodwill , net	(180,306)	(741,056)	(389,025)	(408,740)	—	—
Total non-current assets	1,816,990	7,467,830	5,384,507	4,818,401	1,332,895	855,105
Total assets	2,368,228	9,733,418	6,837,888	5,976,056	2,069,760	1,071,879
Current liabilities:
Trade accounts payable	115,141	473,229	403,743	339,894	48,467	30,936
Loans, mortgages payable, allowances and customer advances	386,959	1,590,402	1,279,090	640,255	195,600	122,750
Salaries and social security contributions, taxes payable and other liabilities	73,129	300,561	245,884	333,763	18,281	14,006
Total current liabilities	575,229	2,364,192	1,928,717	1,313,912	262,348	167,692
Non current liabilities:
Trade accounts payable	2,955	12,145	23,368	89,193	—	246
Loans, allowances and customer advances	534,185	2,195,501	943,559	1,022,880	1,803	26,491
Salaries and social security contributions, taxespayable and other liabilities	146,373	601,595	349,043	301,205	42,111	51,660
Total non-current liabilities	683,514	2,809,241	1,315,970	1,413,278	43,914	78,397
Total liabilities	1,258,743	5,173,433	3,244,687	2,727,190	306,262	246,089
Minority interests	570,912	2,346,448	1,625,008	1,435,982	1,160	836
Shareholders’ equity	538,573	2,213,537	1,968,193	1,812,884	1,762,338	824,954

U.S GAAP
Current assets:
Cash and banks and Investments	187,107	769,010	342,180	400,104	533,088	86,772
Inventories	178,466	733,496	162,679	120,022	111,525	52,460
Trade and other receivables, net	128,736	529,106	709,008	627,503	91,184	77,542
Other assets	—	—	—	—	185	—
Non-current assets:
Other receivables	143,827	591,127	426,754	338,968	41,365	43,237
Inventories	34,808	143,059	21,575	45,018	34,395	32,297
Investments	523,513	2,151,639	1,892,619	977,547	867,033	428,121
Property and equipment, net	1,331,905	5,474,130	2,752,085	2,716,460	266,616	414,900
Intangible assets, net	9,562	39,300	70,803	65,655	22,829	23,582
Goodwill, net	(54,546)	(224,183)	183,975	179,572	—	—
Total assets	2,483,378	10,206,684	6,561,678	5,470,849	1,968,220	1,158,911
Current liabilities:

Trade accounts payable	77,110	316,922	366,630	356,866	48,467	30,936
Loans, allowances and customer advances	385,900	1,586,049	1,186,269	636,500	195,600	122,750
Salaries and social security contributions, taxes payable and other liabilities	79,120	325,183	261,063	337,385	18,281	14,006
Total current liabilities	542,130	2,228,154	1,813,962	1,330,751	262,348	167,692
Non current liabilities:
Trade accounts payable	12,164	49,995	24,303	88,532	—	—
Loans, allowances and customer advances	537,668	2,209,816	989,008	1,060,218	148,134	4,129
Salaries and social security contributions, taxes payable and other liabilities	252,209	1,036,578	440,516	400,775	40,929	61,181
Total non-current liabilities	802,041	3,296,389	1,453,827	1,549,525	189,063	65,310
Total liabilities	1,344,171	5,524,543	3,267,789	2,880,276	451,411	233,002
Net shareholders’ equity attributable to Cresud	598,903	2,461,491	1,857,653	1,535,321	1,515,649	925,072
Non-controlling interests	540,304	2,220,650	1,436,236	1,055,252	1,160	837
Net shareholders’ equity attributable to Cresud	1,139,207	4,682,141	3,293,889	2,590,573	1,516,809	925,909

CASH FLOW DATA
Argentine GAAP(16)
Net cash provided by (used in) operating activities	134,608	553,237	334,973	362,662	(20,620)	(19,442)
Net cash used in investing activities	(192,582)	(791,512)	(550,431)	(325,466)	(443,828)	(28,365)
Net cash provided by (used in) financing activities	186,902	768,166	179,435	(346,606)	899,351	106,613

U.S. GAAP (8)
Net cash provided by (used in) operating activities	115,102	473,071	125,158	338,821	(34,675)	(62,360)
Net cash provided by (used in) investing activities	(86,348)	(354,889)	(490,170)	(110,981)	(691,282)	5,296
Net cash provided by (used in) financing activities	107,123	440,275	318,232	(241,766)	917,833	115,814
Effects of exchange rate changes	(1,718)	(7,059)	(28)	(71,516)	(1,718)	56

OTHER FINANCIAL DATA
Argentine GAAP

Basic net income per share (2)	0.10	0.43	0.38	0.26	0.06	0.20
Diluted net income per share (3)	0.09	0.38	0.34	0.23	0.06	0.16
Basic net income per ADS (2)(4)	1.05	4.30	3.80	2.60	0.62	2.00
Diluted net income per ADS (3)(4)	0.92	3.80	3.40	2.30	0.60	1.60
Weighted – average number of common shares outstanding	—	496,560,206	486,545,863	484,929,612	368,466,065	247,149,373
Diluted weighted – average number of common shares (5)	—	558,915,374	548,901,031	544,172,519	385,300,115	321,214,392
Dividends paid (6)	—	—	69,000	60,000	20,000	8,250
Dividends per share	—	—	0.138	0.120	0.040	0.026
Dividends per ADS (4)	—	—	1.38	1.20	0.40	0.26
Depreciation and amortization	46,392	190,672	179,711	119,939	6,474	4,459
Capital expenditures (7)	41,273	169,634	199,674	317,188	28,019	29,327
Gross margin (8)	41.5%	41.5%	47.2%	40.4%	24.8%	26.1%
Operating margin (9)	28.6%	28.6%	31.2%	15.1%	12.6%	15.6%
Net margin (10)	8.4%	8.4%	9.8%	8.7%	6.6%	20.3%
Ratio of current assets to current liabilities (11)	0.96	0.96	0.75	0.88	2.81	1.29
Ratio of shareholders’ equity to total liabilities (12)	0.43	0.43	0.61	0.66	5.75	3.35
Ratio of non current assets to total assets (13)	0.77	0.77	0.79	0.81	0.64	0.80
Ratio of “Return on Equity” – ROE (14)	0.10	0.10	0.09	0.07	0.02	0.07
U.S GAAP
Basic net income per share (2)	0.37	1.53	0.40	0.24	0.04	0.20
Diluted net income per share (3)	0.34	1.38	0.38	0.12	0.04	0.18
Basic net income per ADS (2)(4)	3.72	15.30	4.00	2.40	0.45	2.00
Diluted net income per ADS (3)(4)	3.36	13.80	3.80	1.20	0.40	1.80
Weighted – average number of common shares outstanding	—	496,560,206	486,545,863	484,929,612	368,466,065	247,149,373
Diluted weighted – average number of common shares (5)	—	558,915,374	548,901,031	544,165,774	388,439,848	305,057,442
Gross margin (8)	41.1%	41.1%	46.4%	42.4%	22.5%	27.2%
Operating margin (9)	42.8%	42.8%	28.8%	18.6%	9.0%	12.7%
Net margin (10)	25.8%	25.8%	9.0%	7.3%	4.8%	20.8%

(1)

Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2011 which was Ps.4.11 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

(2)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period.
(3)	Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes and exercise of outstanding options.
(4)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares).
(5)	Assuming (i) conversion into common shares of all of our outstanding convertible notes due 2007 and, (ii) exercise of all outstanding warrants to purchase our common shares and (iii) exercise of the options issued by us by reason of our common stock capital increase.
(6)	The shareholders’ meeting held in December 2010 approved the distribution of a cash dividend for an amount of Ps.69.0 million for the fiscal year ended on June 30, 2011.
(7)	Includes the purchase of farms and other property and equipment; also includes the purchase of fixed assets (including facilities and equipment), undeveloped parcels of land and renovation and remodeling of hotels and shopping centers. Also include escrow deposits held in favor of third parties related to the acquisition of certain fixed assets. Also includesd non cash operations.
(8)	Gross profit divided by the sum of production income and sales.
(9)	Operating income divided by the sum of production income and sales.
(10)	Net income divided by the sum of production income and sales.
(11)	Current assets over current liabilities.
(12)	Shareholders’ equity over total liabilities.
(13)	Non-current assets over total assets.
(14)	Profitability refers to Income for the year divided by average Shareholders’ equity.
(15)	The financial data as of June 30, for the year ended June 30, 2011, 2010 and 2009 includes the accounts of IRSA on a consolidated basis.
(16)	See change in accounting policy related to statement of cash flows for the years ended June 30, 2010 and 2009 in Note 2.J to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Change in accounting policy related to statement of cash flows

We classified cash flows from interest paid as operating activities for the year ended June 30, 2010 and 2009. As part of we's IFRS implementation efforts, for the fiscal year ended June 30, 2011, we changed this accounting policy to treat the cash flows from interest paid as financing activities as permitted also by Argentine GAAP (Technical Resolution No 8). Therefore, we retroactively adjusted as of June 30, 2010 and 2009 year as follows:

In addition, under Argentine GAAP, cash outflows for the acquisition of non-controlling interests which do not represent a change in control can be classified either as investing or financing cash flows. In the past, we treated these outflows as financing activities. In an effort to align policies within entities of the Group, we changed the accounting policy to treat these outflows as investing activities. Therefore, we retroactively adjusted as of June 30, 2010 and 2009 year as follows:

	As of June 30, 2010		As of June 30, 2009
	As Adjusted	As Previously Issued	As Adjusted	As Previously Issued
Net cash provided by operating activities	334,973	167,609	362,662	248,412
Net cash used in investing activities	(550,431)	(523,439)	(325,466)	(316,055)
Net cash provided by (used in) financing activities	179,435	319,807	(346,606)	(241,767)

	As of June 30, 2008		As of June 30, 2007
	As Adjusted	As Previously Issued	As Adjusted	As Previously Issued
Net cash provided by operating activities	(20,620)	(39,102)	(19,442)	(27,290)
Net cash used in investing activities	(443,828)	(443,828)	(28,365)	(29,718)
Net cash provided by (used in) financing activities	899,351	917,833	106,613	115,814

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate requiring the Central Bank to sell U.S. Dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. Dollar parity at Ps.1.00 to US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. Dollars and their heightened demand that resulted caused the Peso to depreciate significantly in the first half of 2002. As of December 14, 2011 the exchange rate was Ps. 4.2610=US$1.00 as quoted by Banco de la Nación Argentina at the average of the U.S. Dollar selling rate and U.S. Dollar buying rate. During 2008, 2009, 2010 and 2011 the Central Bank indirectly intervened in the exchange rate market with the purpose of maintaining a stable parity notwithstanding international volatility.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing(4)

Fiscal year ended June 30, 2005	3.0400	2.8460	2.9234	2.8670
Fiscal year ended June 30, 2006	3.0700	2.8390	2.9800	3.0660
Fiscal year ended June 30, 2007	3.0880	3.0280	3.0663	3.0730
Fiscal year ended June 30, 2008	3.1640	2.9960	3.1196	3.0050
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
Fiscal year ended June 30, 2011	4.0900	3.9110	3.9810	4.0900
1st quarter ended September 30, 2011	4.2040	4.0900	4.1474	4.1850
July 2011	4.1250	4.0900	4.1080	4.1250
August 2011	4.1800	4.1270	4.1484	4.1800
September 2011	4.2040	4.1690	4.1841	4.1850
October 2011	4.2160	4.1850	4.2030	4.2160
November 2011	4.2610	4.2210	4.2411	4.2610
As of December 20, 2011	4.2720	4.2580	4.2637	4.2720
Source: Banco de la Nación Argentina

(1)       The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.

(2)       The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year or any shorter period, as indicated.

(3)       Average month-end closing exchange rates.

(4)       Average of the selling and buying rates.

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

In 2010, the Argentine GDP tended to return to its pre-crisis levels, increasing by 9.2%, according to data published by the National Institute of Statistics (Instituto Nacional de Estadísticas y Censos or INDEC). For the six months ended June 30, 2011, GDP increased 9.91% relative to the same period the prior year, according to data published by INDEC. As of June 30, 2011, the Monthly Economic Activity Estimator (Estimador Mensual de Actividad Económica or “EMAE”) increased 8.2%, relative to the same period the prior year, according to data published by INDEC.

Moreover, the country’s relative stability since 2002 has been affected by increased political tension and government intervention in the economy. Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso in January 2002  created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. However, inflationary pressures have since reemerged, with consumer prices increasing by 12.3% in fiscal year 2005. In fiscal years 2007, 2008, 2009, 2010 and 2011, inflation according to INDEC was 7.7%, 7.2%, 8.5%, 11.0% and 9.7%, respectively, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed upon with private companies. The uncertainty surrounding future inflation may impact the country’s growth.

In the past, inflation has undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment would adversely affect the availability of long-term credit and the real estate market and may also affect Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and adversely impacting the level of economic activity and employment.

If inflation remains high or continues to rise, Argentina’s economy may be adversely impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing the increase of inflation and reducing payments on inflation-linked bonds outstanding. At the time that INDEC adopted this change in methodology, the Argentine government also replaced several key officers at INDEC, prompting complaints of governmental interference from the technical staff at INDEC. In addition, the International Monetary Fund (IMF), has requested that the government clarify its inflation rates. In June 2008, INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations. INDEC has indicated that it based its evaluation of spending habits on a national household consumption survey from 2004 to 2005 in addition to other sources the new index, however, has been criticized by economists and investors after an initial report found prices rising well below expectations. These events have adversely affected the credibility of the consumer price index published by INDEC, as well as other indexes published by INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product.

In December 2010, the Argentine government agreed to meet with an official IMF team that had arrived in Argentina to assist INDEC develop a new national price index. In April 2011, the IMF team completed the second technical mission to assist on the design and methodology of a new national price index.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth

In 2001, the Argentine government defaulted on its sovereign debt which totaled more than US$144 billion. In 2005, the Argentine government launched a debt restructuring exchange offer that achieved an acceptance rate of approximately 76%. Approximately US$20 billion of the then outstanding debt rejected the exchange offer. More recently, through Executive Branch Decree No. 563/10, the Argentine government launched a second debt exchange offer to restructure the outstanding debt that had been rejected in the first exchange offer in 2005. This second exchange offer concluded with an acceptance level of approximately 70%, bringing the total acceptance level of the two exchange offers to approximately 90%. However, approximately, US$4.5 billion of outstanding Argentine sovereign debt remains in default, and the government of Argentina still has to negotiate with the Paris Club to restructure such debt.

The fact that Argentina continues to have outstanding sovereign debt in default has limited Argentina’s access to the international markets which, in the future, could directly affect our own ability to access the capital markets to finance our growth and operations, thereby adversely affecting our results from operations and business activities.

Argentina is subject to lawsuits filed by bondholders and foreign shareholders in Argentine companies that could limit the government’s use of resources and adversely affect its ability to implement reforms and promote Argentina’s economic growth.

Certain holders of un-restructured Argentine sovereign debt in the United States, Italy and Germany have filed legal actions against Argentina, including claims in the International Center for the Settlement of Investment Disputes (“ICSID”) and other international courts, alleging that certain measures adopted by the Argentine government during the financial crises in 2001 and 2002 violated the equal and just treatment norms stipulated in various bilateral treaties signed by Argentina. As of the date of this Annual Report, the ICSID has ruled against the Argentine government in various of these legal claims. Numerous legal claims by creditors against the Argentine government are currently pending, and other creditors may decide to file additional claims against Argentina in the future.

Litigation initiated by holdout creditors as well as ICSID claims has resulted in material judgments against Argentina and may result in new material judgments ordering the attachment of or injunctions relating to, government assets that may have been intended for other uses. As a result, the Argentine government may not have the financial resources necessary to implement reforms and promote economic growth which could have a material adverse effect on the country’s economy, and consequently, our financial condition and results of operations.

Significant devaluation of the Peso against the U.S. Dollar may adversely affect the Argentine economy as well as our financial performance.

Despite the positive effects of the real depreciation of the Peso in 2002 on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative consequences on the Argentine economy and on businesses and individuals’ financial condition. The devaluation of the Peso had a negative impact on the ability of Argentine businesses to pay their foreign currency-denominated debt, which initially led to very high inflation, significantly reduced real wages,  a negative impact on businesses whose success depended on domestic market demand, such as utilities and the financial industry, and adversely affected the government’s ability to pay its foreign debt obligations. If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, and could cause adverse consequences to our business. Moreover, it would likely result in a decline in the value of our common shares and the ADSs as measured in U.S. Dollars.

Significant appreciation of the Peso against the U.S. Dollar may adversely affect the Argentine economy.

A substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. Dollar negatively impacts the financial condition of entities whose foreign currency denominated assets exceed their foreign currency-denominated liabilities, such as us. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its heavy reliance on taxes. A substantial appreciation of the Peso against the U.S. Dollar could have an adverse effect on the Argentine economy and our business.

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

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred approximately Ps.94.4 billion (US$29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the social security agency (“ANSES”) managed by the National State.

Law No. 26,425 was supplemented, among others, by Executive Branch Decree No. 2103/2008 which describes the composition of the fund (Fondo de Garantia de Sustentabilidad) to be managed by ANSES and the directions for the management thereof; in turn, Executive Branch Decree No. 2104/08 regulates the matters concerning the transfer to the Argentine government of the contributions and all the documentation of the members of the capitalization regime retroactive as of December 1, 2008.

AFJPs were the largest participants in the country’s local capital markets, leading the group of institutional investors. With the nationalization of their assets, the dynamics of the local capital markets changed due to a decrease in their number, becoming a concentrated group. In addition, the government became a significant shareholder in many of the country’s publicly-held companies. Pursuant to current regulations, ANSES may exercise the voting rights corresponding to its respective shares, which could eventually result in uncertain consequences.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. In June 2005, the government issued Executive Branch Decree No. 616/2005, that established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. On October 2011, new exchange controls measures that restrict foreign exchange inflows and outflows of capital have been implemented, among them it was established as a requirement for the repatriation of the direct investment of the non-resident (purchase of shares of local companies and real estate), the demonstration of the income of the currency and its settlement in the single free exchange market “Mercado Único y Libre de Cambios.” This measure increases the cost of obtaining foreign funds and limits access to such financing.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso, among other reasons. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is substantially constrained.

Property values in Argentina could be significantly reduced.

Property values are influenced by multiple factors that are not in our control. We cannot assure you that property values will continue to increase or that they will not be reduced. Many of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina would materially affect our business.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of the amount, outside Argentina require prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859 which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. However similar restrictions may be enacted by the Argentine government or the Central Bank again and, if they were to occur, it could have an adverse effect on the value of our common shares and the GDSs.

The stability of the Argentine banking system is uncertain.

During 2001 and the first half of 2002, a significant amount of deposits were withdrawn from Argentine financial institutions. This massive withdrawal of deposits was  largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain Peso- U.S. Dollar parity in the context of its solvency crisis.

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

In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth which could adversely affect our business.

The Argentine economy could be adversely affected by economic developments in other global markets

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including Argentina and the availability of funds for issuers in such countries. Lower capital inflows and declining prices of securities may adversely affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil and/or other countries that have influence over world economic cycles, such as the United States. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on our business, operations, and financial condition.

Since 2008, crisis “sub-prime” in the United States the recent economic recession and fiscal deficit experienced in certain European countries have caused an economic slowdown in the world’s principal economies. Recently, the possibility of an Eurozone countries default has increased market volatility and it can complicate access to financing in Global Markets.

The global economic crisis and the consequent instability of the international financial system have had and my continue to have a negative effect on Argentina’s economic growth. Morover, political instability and economic crisis, such as the recent turmoil in Africa and the Middle East, as well as natural disasters, such as the recent earthquake and tsunami in Japan, the economic and social crisis in Europe and The U.S., may cause instability in the local markets. Argentina may be adversely affected by such events as a result of the lack of international credit, a reduction in demand for Argentine exports, a significant reduction of direct foreign investment and higher inflation rates throughout the world. The occurrence of any or all such events, as well as any event affecting Argentina’s main regional partners (including the Mercosur member countries) may have a significant adverse effect on the Argentine economy and, consequently, on our operations, businesses and results.

If prices for Argentina’s main commodity exports decline, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the financial crisis in 2001 and 2002 depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybeans. High commodity prices have contributed significantly to government revenues from export taxes. If commodity prices continue to decline, the growth of the Argentine economy could be affected. Such occurrence could have a negative impact on the levels of government revenues, the government’s ability to service its debt and on our business.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of a prolonged recession, and the forced conversion into Pesos and subsequent freeze of gas and electricity tariffs in Argentina, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase.

The federal government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production and transportation capacity and energy generation and transportation capacity over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be limited, which could have a significant adverse effect on our business.

As a first step of these measures, subsidies on energy tariffs are being withdrawn to industries and high income consumers. As a result, our operating costs may increase.

Risks Relating to Brazil

The Brazilian government has exercised and continues to exercise influence over the Brazilian economy, which together with Brazil’s historically volatile political and economic conditions could adversely affect our financial condition and results of operations.

Our business is dependent to a large extent on the economic conditions in Brazil. As of June 30, 2011 we consolidated our financial statements with our affiliate BrasilAgro-Companhia Brasileira de Propiedades Agricolas (“BrasilAgro”).

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

Brazil has experienced high and generally unpredictable rates of inflation for many years in the past. Inflation itself, as well as governmental policies to combat inflation, has had significant negative effects on the Brazilian economy in general. Inflation, government efforts to control inflation and public speculation about future governmental actions have had, and can be expected to continue to have, significant impact on the Brazilian economy and on our operations in Brazil. As measured by the Brazilian Índice Nacional de Preços au Consumidor (National Consumer Price Index), or INPC, inflation in Brazil was 2.8%, 5.2%, 6.5%, 3.5% and 6.5% in 2006, 2007, 2008, 2009 and 2010, respectively. We cannot assure you that levels of inflation in Brazil will not increase in future years having a material adverse effect on our business, on the financial condition or, the results of operations. Inflationary pressures may lead to further government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of BrasilAgro.

The Brazilian real is subject to depreciation and exchange rate volatility which could adversely affect our financial condition and results of operations.

Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the exchange rate between the real  and the U.S. dollar. As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. During 2006, 2007, 2008, 2009 and 2010, the real  appreciated 8.6%, 16.5%, (30.1%), 24.9% and 4.6%, respectively, against the U.S. dollar. In the six months ended June 30, 2011, as a result of the global economy crisis that unfolded in mid 2008 as a result of the disruption of the United States’ subprime mortgage market, the real  appreciated 3.49% against the U.S. dollar. Despite the recent appreciation there can be no assurance that the rate of exchange between the real  and the dollar will not fluctuate significantly. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

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

One of the principal disadvantages of the agriculture industry in some of the regions where we operate is that they are located a long distance from major ports  in some cases, nearly 1,500 kilometers. Efficient access to transportation infrastructure and ports is critical to the profitability in the agricultural industry. Furthermore, as part of our business strategy, we intend to acquire and develop land in specific areas where existing transportation is poor. A substantial portion of agricultural production in certain of the regions where we operate is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to the U.S. and other international producers. As a result, we may be unable to obtain efficient transportation to make our production reach our most important markets in a cost-effective manner, if at all, which could have an adverse effect on our business and results of our operations.

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

In the past year, the world’s economy experienced the effects of the crisis that unfolded in mid 2008 as a result of the disruption of the United States’ subprime mortgage market. Though there has been some recovery, an interruption of such recovery may have an impact on the economic conditions difficult to predict. Triggering a less favorable or an unfavorable international environment for the countries where we operate or intend to operate, forcing domestic policy adjustments, which could cause adverse economic conditions and adversely affect our business.

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

The market value of securities of companies such as us may be, to varying degrees, affected by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into and securities from issuers in other countries, including Latin American countries. Various Latin American economies have been adversely impacted by the political and economic events that occurred in several emerging economies in recent times. Furthermore, Latin American economies may be affected by events in developed economies which are trading partners or that impact the global economy and adversely affect our activities and the results of our operations.

Land in Latin-American countries may be subject to expropriation or occupation.

Our land may be subject to expropriation by the governments of the countries where we operate and intend to operate. An expropriation could materially impair the normal use of our lands or have a material adverse effect on our results of operations. In addition, social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra in Brazil, are active in certain of the countries where we operate or intend to operate. Such movements advocate land reform and mandatory property redistribution by governments. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including some of those in which we are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot give you any assurance that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on us or the value of our shares or ADRs.

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

The occurrence of severe adverse weather conditions, especially droughts, hail, or floods, is unpredictable and may have a potentially devastating impact upon our crop production and, to a lesser extent, our beef cattle and wool production. The occurrence of severe adverse weather conditions may reduce yields on our farms or require us to increase our level of investment to maintain yields.

The 2008/2009 agricultural season in Argentina’s main production areas has sustained one of the worst droughts in the past 70 years which adversely affected the agricultural and, livestock industry and also had a negative bearing on the expectations for the next season and for the cattle stock we experienced losses and cannot assume that they will not occur. According to the United States Department of Agriculture (“USDA”) November 2010 estimates, Argentina’s crops output (wheat, corn and soybean) for the 2010/2011 season is expected to be in line to that in the previous cycle. Also according to the USDA, the area sown with soybean will be equivalent to that of the previous cycle, but has estimated soybean output for the 2010/2011 season will decrease 4.6%, to 2.80 tons per hectare, compared to a record high in 2006/07 of 2.99 tons per hectare and a five-year average of 2.69 tons per hectare. The USDA forecasts Argentine wheat production for 2010/11 at 13.5 million tons, a 29% increase compared to the previous season. As regards corn, output for the previous cycle had been 22.5 million tons, whereas the USDA report for November estimated that in the 2010/2011 cycle Argentina’s output will be 25.0 million tons. As regards the USDA November 2010 projections concerning soybean, Argentina’s output will be 52.0 million tons, that is 4.6% lower and 62.5% higher than the production posted in the 2009/10 and 2008/09 seasons, respectively. The weather phenomenon during season 2008/2009 has also impacted on beef cattle, causing deaths and affecting beef and milk production. As a result, we cannot assure you that the present and future severe adverse weather conditions will not adversely affect our operating results and financial condition.

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

We may be exposed to material losses due to volatile crop prices since a significant portion of our production is not hedged, and expose to crop price risk.

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

The current credit crisis had a significant negative impact on businesses around the world. Although we believe that available borrowing capacity under the current conditions and proceeds resulting from potential farm sales will provide us with sufficient liquidity through the current economic environment, the impact of the crisis on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

Though our cattle sales are diversified, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales. In fiscal year 2011, we sold our products to approximately 127 customers. Sales of agricultural products to our ten largest customers represented approximately 75% of our net sales for the fiscal year ended June 30, 2011. Our biggest three customers are Cargill S.A., Bunge S.A. and Molinos Río de la Plata S.A., represented, in the aggregate, approximately 60% of our net sales in agricultural products, while the remaining seven customers in the aggregate represented approximately 15% of our net sales in fiscal year 2011.

In addition, we currently sell our entire raw milk production to one customer in Argentina, Mastellone Hnos. S.A. For the year ended June 30, 2011, these sales represented approximately 6.5% of our total revenues. There can be no assurance that this customer will continue to purchase our entire raw milk production or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future.

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

The restrictions imposed on our subsidiaries’ dividend payments might adversely affect us.

We have subsidiaries, and therefore, dividends in cash and other permitted payments of our subsidiaries constitute a major source of our income. The debt agreements of our subsidiaries contain covenants that restrict their ability to pay dividends or proceed with other types of distributions. If our subsidiaries are prevented from making payments to our company or if they are only allowed to pay limited amounts, we will be unable to pay dividends or to repay our indebtedness.

Our principal shareholder has the ability to direct our business and affairs, and its interests could conflict with ours.

As of September 30, 2011, Mr. Eduardo S. Elsztain, was the beneficial owner of 38.3% (on a fully diluted basis) of our common shares. As a result of his significant influence over us, Mr. Elsztain, by virtue of his position in IFISA, has been able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and our payment of dividends by us.

The interests of our principal shareholder and management may differ from, and could conflict with, those of our other shareholders. Pursuant to a consulting agreement we pay a management fee equal to 10% of our annual net income to Consultores Asset Management S.A., formerly known as Dolphin Fund Management S.A. (“Consultores Asset Management”), a company whose capital stock is 85% owned by Eduardo Elsztain and 15% owned by Saúl Zang, the first vice-chairman of our board of directors. This performance based fee could be viewed as an incentive for Consultores Asset Management to favor riskier or more speculative investments than would otherwise be the case. In addition, as of September 30, 2011 Mr. Elsztain was the beneficial owner, due to his indirect shareholding through us of 63.2% of the common shares of IRSA, an Argentine company that currently owns approximately 94.9% of the common shares of its subsidiary Alto Palermo Sociedad Anónima (APSA) (“Alto Palermo” or “APSA”) whose chief executive officer is Mr. Alejandro G. Elsztain, Mr. Eduardo Elsztain’s brother and our chief executive officer. We cannot assure you that our principal shareholders will not cause us to forego business opportunities that their affiliates may pursue or to pursue other opportunities that may not be in our interest, all of which may adversely affect our business, results of operations and financial condition and the value of our common shares and the ADSs.

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

As of June 30, 2011 we consolidated our financial statements with our affiliate BrasilAgro. BrasilAgro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. BrasilAgro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). BrasilAgro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. BrasilAgro’s business strategy may not be successful, and if not successful, BrasilAgro may be unable to successfully modify its strategy. BrasilAgro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in BrasilAgro, this would likely materially and adversely affect our business. As of September 30, 2011, we owned 35.75% of the outstanding common shares of BrasilAgro.

We may be subject to extensive environmental regulation.

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

As of June 30, 2011, we owned land reserves extending over more than 229,459 hectares that were purchased at very attractive prices. In addition, we have a concession over 110,252 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

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

Our Financial Statements are prepared in Argentine pesos and in accordance with Argentine GAAP. Our Financial Statements under Argentine GAAP may not provide you with the information you would have received if our financial statements were prepared under U.S. GAAP or under IFRS. Publicly available information about public companies in Argentina is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States or European markets. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of the investors in these markets as compared to the securities markets in the United States, European markets and certain other international financial markets. Argentine GAAP differs in certain significant respects from U.S. GAAP, SEC rules and regulations, and IFRS.

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

See “Summary of Certain Differences between Argentine GAAP and International Financial Reporting Standards (IFRS)” for a summary of the significant differences between Argentine GAAP and IFRS as it relates to us. We have not quantified the effect any potential change in accounting principles would have on our financial condition or results of operations and therefore can give no assurance that such changes will not have an adverse effect on our financial condition or results of operations.  Such summary does not attempt to identify or quantify the impact of any potential difference between Argentine GAAP, U.S. GAAP and IFRS. You should rely on your own examination of us, the financial information contained in our financial statements and any other information contained herein. You should consult your own professional advisors in understanding the potential differences between Argentine GAAP and IFRS, if any, and how those differences might impact our financial condition and results of operations.

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

We may expand our operations into other countries, in which case we may be subject to the economic, legal, political and regulatory risks associated with such new regions and new regulations that could be imposed in the regions in which we operate.

In the future we may expand our activities into other countries in Latin America or elsewhere if we decide that international expansion would be appropriate to achieve our objectives.  The success in other countries of the business strategy and business model that we apply in the countries in which we operate could be subject to a high level of uncertainty and depend on numerous factors beyond our control such as an adverse changes in laws and local policies, particularly those relating to import tariffs, labor practices, environment, investment, acquisition of agricultural property by foreign companies or companies controlled by foreigners, and therefore we cannot assure you that any such expansion would be profitable or enable us to obtain the expected returns on our investments, or even recuperate our investments.  Any international expansion of our activities would be subject to political, economic and regulatory risks in the relevant country and to risks inherent to the management of a transnational company.

We may look for investment opportunities in jurisdictions other than Argentina, Bolivia, Paraguay and Brazil and may face other country risks which we are currently unable to indentify.

We have a wide commercial strategy that takes advantage of different opportunities in other jurisdictions. We may decide to invest in other countries other than Argentina, Bolivia, Paraguay and Brazil, including countries in emerging markets located outside of Latin America, such as Africa. As a result, we are not able to identify all the country risks in jurisdictions where we may have future operations.

Risks relating to our investment in IRSA.

IRSA’s performance is subject to risks associated with its properties and with the real estate industry.

IRSA’s economic performance and the value of their real estate assets, and consequently the value of the securities issued by them, are subject to the risk that if IRSA’s properties do not generate sufficient revenues to meet its operating expenses, including debt service and capital expenditures, their ability to pay distributions to their shareholders and our cash flow will be adversely affected. Events or conditions beyond IRSA’s control that may adversely affect its operations or the value of its properties include:

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

If any one or more of the foregoing conditions were to affect IRSA’s business, it could have a material adverse effect on our financial condition and results of operations.

An adverse economic environment for real estate companies and the credit crisis may adversely impact our results of operations and business prospects significantly.

The success of IRSA’s business and profitability of its operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of available credit for acquisitions would be likely to constrain our business growth. As part of our business goals, IRSA intends to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, and core plus and value added properties where IRSA believes it can bring necessary expertise to enhance property values. In order to pursue acquisitions, IRSA may need access to equity capital and/or debt financing. Recent disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. IRSA’s ability to make scheduled payments or to refinance its obligations with respect to indebtedness depends on its operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets presents itself in the future, there can be no assurances that government responses to the disruptions in the financial markets will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

IRSA’s investment in property development, redevelopment and construction may be less profitable than we anticipate.

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

In addition, IRSA may face contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31 and 32 under Law No. 20,744), which provide for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services, and sign indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in recent years several courts rulings have denied the existence of independence in those labor relationships and declared joint and several liabilities for both companies.

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

IRSA had, and expects to continue to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2011, our consolidated financial debt was Ps. 2,441 million (including short-term and long-term debt, accrued interest and deferred financing costs).

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

IRSA’s growth strategy is focused on the redevelopment of properties it already owns and the acquisition and development of additional properties. As a result, IRSA is likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. IRSA cannot guarantee that additional financing, refinancing or other capital will be available in the amounts it desires or on favorable terms. IRSA’s access to debt or equity capital markets depends on a number of factors, including the market’s perception of its growth potential, its ability to pay dividends, its financial condition, its credit rating and its current and potential future earnings. Depending on the outcome of these factors, IRSA could experience delay or difficulty in implementing its growth strategy on satisfactory terms, or be unable to implement this strategy.

The capital and credit markets have been experiencing extreme volatility and disruption during the current credit crisis. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of our prospects or the industry generally. Therefore, IRSA may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus, also known as the “swine flu”, have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect the results of operations of IRSA.

As a result of the outbreak of Influenza A H1N1 during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Further, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. Additionally, the outbreak of Influenza A H1N1 contributed significantly to a decrease in the number of tourists visiting Argentina in 2009. Although there was not an outbreak of AH1N1 influenza in the winter of 2010 and 2011, we cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or hazard would not significantly negatively affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses or IRSA’s.

Adverse incidents that occur in IRSA’s shopping centers may result in damage to our image and a decrease in the number of our customers.

Given that shopping centers are open to the public, with ample circulation of people, accidents, theft, robbery and other incidents may occur in our facilities, regardless of the preventative measures we adopt. In the event such an incident or series of incidents occurs, shopping center customers and visitors may choose to visit other shopping venues that they believe are safer and less violent, which may cause a reduction in the sales volume and operating income of our shopping centers.

IRSA is subject to risks inherent to the operation of office buildings that may affect its profitability.

Office buildings are subject to various factors that affect their development, administration and profitability. The profitability of IRSA’s office buildings may be affected by:

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

•          changes in tourism and  travel patterns, including seasonal changes and changes due to pandemic outbreaks, such as the AH1N1 virus; or weather phenomenon or other natural events, such as the eruption of the Puyehué volcano in June 2011;

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

The principal properties of IRSA are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of their revenues are derived from such properties. For both its fiscal years ended June 30, 2010 and 2011, approximately 88% and 85% of our consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires, it expects to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on its financial condition and results of operations.

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

On July 2, 2008, IRSA acquired a 30% interest in Metropolitan, a limited liability company organized under the laws of Delaware, United States of America. During fiscal year 2011, as a result of certain negotiations, an agreement was reached to restructure Metropolitan’s debt. Following such closing, we indirectly hold 49% of New Lipstick LLC, a holding company that is owner of Metropolitan. Metropolitan’s main asset is the Lipstick Building, a 34-story building located on Third Avenue between 53rd and 54th streets in Manhattan, New York City. Metropolitan has incurred mortgage debt in connection with the Lipstick Building. For more information about Metropolitan, please see “International Investments”.

Since August 2009 we acquired and subsequently sold part of our equity interests in Hersha, therefore, as of June 30, 2011 our share holding was 9.2%. Hersha’s main assets are hotels, most of them located on the east coast of the United States. As of June 30, 2011, Hersha was the holder of an indirect controlling interest in 78 hotels. For more information on Hersha, see "Business-International ".

In December 2010, we, through Rigby 183 LLC, in which we indirectly hold a 49% equity interest through IMadison LLC, jointly with other partners,

acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York.

If the conditions of our Supertel Hospitality Inc. tender offer made in November 2011 are met, we will have an important equity ownership in this REIT, which main assets are 101 hotels across 23 states of the US. For more information about liquidity please see “Recent Developments”.

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

On November 18, 1997, in connection with the acquisition of our subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”). Puerto Retiro appealed the restraining order which was confirmed by the court on December 14, 2000.

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

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps.54.4 million as of June 30, 2011, would be lost. As of June 30, 2011, we had not established any reserve in respect of this contingency.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

IRSA develops and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, in our Shopping Center segment, as of June 30, 2011, we owned approximately 94.9% of Alto Palermo. Through our subsidiary Alto Palermo, we own 80% of Panamerican Mall S.A., while another 20% is owned by Centro Comercial Panamericano S.A. In our Development and Sale of Properties segment, we have ownership of 50% in Puerto Retiro. In addition we have a 100% stake in Solares de Santa María S.A. In our Hotel segment, we own 50% of the Llao Llao Hotel, while the other 50% is owned by the Sutton Group. We own 80% of the Hotel Libertador, Hoteles Sheraton de Argentina S.A. owns 20%. We own 76.34% of Hotel Intercontinental. In the Financial Operations and others segment, we own approximately 29.77% of Banco Hipotecario, while the Argentine government has a controlling interest in it. Finally, we own a 49% interest in Metropolitan. 49% in a building located at Madison Avenue in New York and 9.2% in Hersha.

IRSA could become engaged in a dispute with one or more of our joint venture partners that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners may have competing interests in our markets that could create conflicts of interest. If the objectives of our joint venture partners are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

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

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through us. As of June 30, 2011, such beneficial ownership consisted of: (i) 292,811,013 shares held by us, (ii) 41,080,112 shares held by Agrology, S.A. (“Agrology”), (iii) 628,070 shares held by Consultores Assets Management S.A., and (iv) 765,100 shares held directly by Mr. Elsztain.

Conflicts of interest between our management, IRSA and its affiliates may arise in the performance of IRSA’S business activities. As of June 30, 2011, Mr. Elsztain also beneficially owned (i) approximately 37.0% of our common shares and (ii) approximately 94.9% of the common shares of our subsidiary Alto Palermo. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest in IRSA’s interest.

Due to the currency mismatches between IRSA’s assets and liabilities, it has significant currency exposure.

As of June 30, 2011, the majority of its liabilities, such as IRSA’s 8.5% and 11.5% notes due 2017 and 2020 respectively, Alto Palermo’s Series I Notes and Alto Palermo’s convertible notes are denominated in U.S. Dollars, while a significant portion of IRSA’s revenues and assets as of June 30, 2011, are denominated in Pesos. This currency gap exposes IRSA to a risk of exchange rate volatility, which would negatively affect its financial results if the Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of IRSA’s debt in Pesos, with further adverse effects on its results of operation and financial condition and may increase the collection risk of its leases and other receivables from its tenants and mortgage debtors, most of whom have Peso-denominated revenues.

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

As of June 30, 2011, IRSA owned approximately 29.77% of the outstanding capital stock of Banco Hipotecario (without considering treasury shares) which represented 14.8% of our consolidated assets as of such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003 and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

Financial institutions are subject to significant regulation relating to functions that historically have been mandated by the Central Bank and other regulatory authorities. Measures adopted by the Central Bank have had, and future regulations may have, a material adverse effect on Banco Hipotecario’s financial condition and results of operations.

Laws and Executive Branch Decrees implemented during and after the economic crisis in 2001 and 2002 have substantially altered contractual obligations affecting Argentina’s financial sector. Recently, the Argentine Congress has considered various initiatives intended to reduce or eliminate a portion of the mortgage loan portfolio on the debt owed to Banco Hipotecario. Also, there have been certain initiatives intended to review the terms pursuant to which Banco Hipotecario was privatized. As a result, IRSA cannot assure you that the Argentine legislature will not enact new laws that will have a significant adverse effect on Banco Hipotecario’s shareholders’ equity or that the Argentine government would compensate Banco Hipotecario for the resulting loss. These uncertainties could have a material adverse effect on the value of our investment in Banco Hipotecario.

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

In accordance with Emergency Executive Branch Decree No. 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the Coeficiente de Estabilización de Referencia (“CER”) a consumer price inflation coefficient. On May 6, 2002, the Executive Branch issued a Executive Branch Decree providing that mortgages originally denominated in U.S. Dollars and converted into Pesos pursuant to Executive Branch Decree No. 214/2002 and mortgages on property constituting a borrower’s sole family residence may be adjusted for inflation only pursuant to a coefficient based on salary variation, the CVS, which during 2002 was significantly less than inflation as measured by the wholesale price index, or WPI. As a result, only 10% of Banco Hipotecario’s mortgage loans are adjusted for inflation in accordance with the CER, 30% are adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, pursuant to Law No. 25,796, Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgages loans. During 2005, the CER increased to 11.75% and the WPI 10.7%, while in 2006 the CER and WPI increased 10.3% and 7.1%, respectively. In 2008, 2009 and 2010, CER increased 8%, 7% and 11%, respectively, and WPI increased 10%, 1.2% and 14.6%  respectively. As of June 30, 2011, CER increased 4.8% and the WPI increased 6.3%.

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

Like other mortgage lenders, the ability to foreclose on mortgaged collateral to recover on delinquent mortgage loans impacts the conduct of Banco Hipotecario’s business. In February 2002, the Argentine government amended Argentina’s Bankruptcy Law, suspending bankruptcies and foreclosures on real estate that constitutes the debtor’s primary residence, initially for a six-month period and subsequently extended until November 14, 2002. Since 2003, the Argentine government has approved various laws that have suspended, in some cases, foreclosures for a period of time in accordance with Law No. 25,972 enacted on December 18, 2004, and, in some cases, temporarily suspended all judicial and non-judicial mortgage and pledge enforcement actions. Several laws and Executive Branch Decrees extended this mortgage foreclosure suspension period. On June 14, 2006, Argentine Law 26,103 was enacted which established a 180-day suspension period for mortgage foreclosure proceedings affecting debtors where the subject mortgage related to the debtor’s sole residence and where the original loan was not greater than Ps.100,000.

Law No. 25,798, enacted on November 5, 2003, and implemented by Executive Branch Executive Branch Decree No. 1284/2003 and No. 352/2004, among sets forth system to restructure delinquent mortgage payments and to prevent foreclosures on a debtor’s sole residence (the “Mortgage Refinancing System”). The Mortgage Refinancing System establishes a trust composed of assets contributed by the Argentine government and income from restructured mortgage loans. Banco de la Nación Argentina, in its capacity as trustee, enters into debt restructuring agreements with delinquent mortgage debtors establishing the following terms: (i) a grace period on the mortgage loan of one year and (ii) monthly installment payments on the mortgage loan not to exceed 30% of the aggregate income of the family living in the mortgaged property. Banco de la Nación Argentina then subrogates the mortgagee’s rights against the debtor, by issuing notes delivered to the mortgagee to settle the amounts outstanding on the mortgage loan. The sum restructured under the Mortgage Refinancing System may not exceed the appraisal value of the property securing the mortgage after deducting any debts for taxes and maintenance. The Mortgage Refinancing System was established for a limited period of time, during which parties to mortgage loan agreements could opt to participate and was subsequently extended by a number of Executive Branch Decrees and laws.

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

On November 29, 2006, Law No. 26,177 created the Unidad de Reestructuración, a government agency responsible for the revision of each of the mortgage loans granted by the state-owned Banco Hipotecario Nacional, the predecessor of Banco Hipotecario, before the enactment of the Convertibility Law in 1991. The Unidad de Reestructuración was authorized to make non-binding recommendations to facilitate the restructuring of such mortgage loans. The Unidad de Reestructuración submitted a proposal to the National Congress recommending forgiveness or other write-off of such loans, extensions of their scheduled maturities or other subsidies that were capable of adversely affecting Banco Hipotecario’s ability to foreclose on such mortgage loans. On November 21, 2007, the National Congress enacted Law No. 26,313, establishing a procedure for the restructuring of certain mortgage loans made by its predecessor, the former Banco Hipotecario Nacional. Law No. 26,313 restructures the affected loans by recalculating and reducing their unpaid balance (which had been previously restructured pursuant to a prior law). In December 2008, the applicability of Law No. 26,313 was limited to certain of Banco Hipotecario’s mortgage loans made prior to April 1, 1991 to finance the construction of residential complexes which as of December 31, 2008, had been delinquent since November 2007 or earlier. As a result of the recalculation of loans, Banco Hipotecario has forgiven its right to enforce 8,317 mortgage loans representing approximately Ps.235.8 million in the aggregate. As of September 30, 2010, Banco Hipotecario had constituted loan allowances in connection with the results of this recalculation.

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

As a result of Banco Hipotecario’s strategy to diversify its banking operations and develop retail and other non-mortgage banking activities, in recent years its portfolio of non-mortgage loans has grown rapidly. During the period between June 30, 2010 and June 30, 2011, Banco Hipotecario’s portfolio of non-mortgage loans increased 62.0% from Ps.908.4 million to Ps.712.0 million. A substantial portion of its portfolio of non-mortgage loans consists of loans to low- and middle-income individuals and, to a lesser extent, middle-market companies. These individuals and companies are likely to be more seriously affected by adverse developments in the Argentine economy than high income individuals and large corporations. Consequently, in the future Banco Hipotecario may experience higher levels of past due non-mortgage loans that would likely result in increased provisions for loan losses. In addition, large-scale lending to low- and middle-income individuals and middle-market companies is a new business activity for Banco Hipotecario, and as a result its experience and loan-loss data for such loans are necessarily limited. Therefore, IRSA cannot assure you that the levels of past due non-mortgage loans and resulting charge-offs will not increase materially in the future.

Given the current valuation criteria of the Central Bank for the recording of government securities on Banco Hipotecario’s balance sheets, its most recent financial statements may not be indicative of its current financial condition.

Banco Hipotecario prepares its financial statements in accordance with Central Bank GAAP which differ in certain material respects from Argentine GAAP. As of June 30, 2011 there are included securities that were not valued according to GAAP equivalent to Ps.85.5 million. The impact of valuing these securities in accordance with Argentine GAAP results in a decrease in net assets of Ps.7.3 million at June 30, 2010.

Due to interest rate and currency mismatches of its assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2011, Banco Hipotecario’s foreign currency-denominated liabilities exceeded its foreign-currency-denominated assets by approximately 157.1 million. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not appreciate against the Peso, or that IRSA will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

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

Similarly, the Comisión Nacional de Valores, which authorizes Banco Hipotecario’s offerings of securities and regulates the public markets in Argentina, has the authority to impose sanctions on Banco Hipotecario and its board of directors for breaches of corporate governance requirements. Under applicable law, the Comisión Nacional de Valores has the authority to impose penalties that range from minor regulatory enforcement sanctions to significant monetary fines, to disqualification of directors from performing board functions for a period of time, and (in the most serious cases) prohibiting issuers from making public offerings, if they were to determine that there was wrongdoing or material violation of law. Although Banco Hipotecario is not currently party to any proceeding before the Comisión Nacional de Valores, we cannot assure you that the Comisión Nacional de Valores will not initiate new proceedings against Banco Hipotecario, its shareholders´ or directors or impose further sanctions.

Commencing in early 2002, laws and Executive Branch Decrees have been implemented that have substantially altered the prevailing legal regime and obligations established in contract. In the recent past, various initiatives have been presented to Congress intended to reduce or eliminate the debt owed to Banco Hipotecario on a portion of its mortgage loan portfolio and there were initiatives intended to review the terms pursuant to which Banco Hipotecario Nacional was privatized. As a result, we cannot assure you that the legislative branch will not enact new laws that will have a significant adverse impact on Banco Hipotecario’s shareholders’ equity or that, if this were to occur, the Argentine government would compensate us for the resulting loss. Please see “Exchange Rates and Exchange Controls”.

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

According to the Privatization Law, there are no restrictions on the ability of the Argentine government to dispose of its Class A shares, and all but one of such shares could be sold to third parties in a public offering. If the Class A shares represent less than 42% of Banco Hipotecario’s total voting stock as a result of the issuance of new shares other than Class A shares or otherwise, the Class D shares IRSA hold would automatically lose their triple voting rights. If this were to occur, IRSA would likely lose its current ability, together with our affiliates that also hold Class D shares of Banco Hipotecario, to exercise substantial influence over decisions submitted to the vote of Banco Hipotecario’s shareholders.

Banco Hipotecario will continue to consider acquisition opportunities which may not be successful.

From time to time in recent years, Banco Hipotecario has considered certain possible acquisitions or business combinations, and Banco Hipotecario expects to continue considering acquisitions that it believes offer attractive opportunities and are consistent with its business strategy. IRSA cannot assure, however, that Banco Hipotecario will be able to identify suitable acquisition candidates or that Banco Hipotecario will be able to acquire promising target financial institutions on favorable terms. Additionally, its ability to obtain the desired effects of past and future acquisitions will depend in part on its ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:

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

The ADSs are freely transferable under U.S. securities laws, including shares sold to our affiliates. Inversiones Financieras del Sur S.A., which as of September 30, 2011, owned approximately 38.3% of our common shares (on a fully diluted basis) (or approximately 186,053,240 common shares which may be exchanged for an aggregate of 18,605,324 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

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

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them, in United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes Abogados, that there is doubt as to whether the Argentine courts will enforce to the same extent and in as timely a manner as a US or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares of ADSs would suffer negative consequences.

Based on the current composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2011, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as additional reporting requirements. See ‘‘Taxation–United States Taxation–Passive Foreign Investment Company Rules’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

IRSA’s corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the US securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

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

Our ability to pay dividends is limited by law.

In accordance with Argentine corporate law, we may pay dividends in Pesos only out of retained earnings, if any, to the extent set forth in our audited financial statements prepared in accordance with Argentine GAAP.

Our shareholders’ ability to receive cash dividends may be limited.

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, to the extent that the ADS depositary can in its judgment, and in accordance with local exchange regulations, convert Pesos (or any other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars abroad, the ADS depositary will promptly as practicable convert or cause to be converted all cash dividends received by it in Pesos on the deposited securities into U.S. Dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (or is not permitted by applicable Argentine laws, regulations and approval requirements), the ADS depositary may distribute the foreign currency received by it in Pesos in Argentina or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

Risks Related to IRSA’s Global Depositary Shares and the Shares

Shares eligible for sale could adversely affect the price of IRSA’s common shares and Global Depositary Shares.

The market prices of our common shares and GDS could decline as a result of sales by our existing shareholders of common shares or GDSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that IRSA deem appropriate.

The GDSs are freely transferable under US securities laws, including shares sold to our affiliates. We, which as of September 30, 2011, owned approximately 63.2% of our common shares (or approximately 365,815,965 common shares which may be exchanged for an aggregate of 36,581,596 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and the GDS.

IRSA is subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”) than publicly available information about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with Argentine GAAP and the regulations of the CNV which differ in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

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

IRSA is a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them, in United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. IRSA has been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt as to whether the Argentine courts will enforce to the same extent and in as timely a manner as a US or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if IRSA is incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the US securities markets or markets in some other jurisdictions. In addition, rules and policies against self dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and GDSs at a potential disadvantage.

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

In accordance with Argentine corporate law IRSA may pay dividends to its shareholders out of net and realized profits, if any, as set forth in IRSA’s audited financial statements prepared in accordance with Argentine GAAP. The approval, amount and payment of dividends are subject to the approval by IRSA’s shareholders at its annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, IRSA cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

IRSA’s ability to pay dividends is limited by law, by our by-laws and by certain restrictive covenants in our debt instruments.

In accordance with Argentine corporate law, IRSA may pay dividends in Pesos only out of retained earnings, if any, to the extent set forth in our audited financial statements prepared in accordance with Argentine GAAP. In addition, our ability to pay dividends on IRSA’s common shares is limited by certain restrictive covenants in IRSA’s debt instruments.

On February 2, 2007, IRSA issued our 8.5% notes due 2017 in an aggregate principal amount of US$150.0 million.

These notes contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•          50% of IRSA’s cumulative consolidated net income; or

•          75% of IRSA’s cumulative consolidated net income if IRSA’s consolidated interest coverage ratio for IRSA’s most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•          100% of cumulative consolidated net income if IRSA’s consolidated interest coverage ratio for IRSA’s most recent four consecutive fiscal quarters is at least 4.0 to 1; or

•          100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by IRSA or by IRSA’s restricted subsidiaries from (a) any contribution to IRSA’s capital stock or the capital stock of IRSA’s restricted subsidiaries or issuance and sale of IRSA’s qualified capital stock or the qualified capital stock of IRSA’s restricted subsidiaries subsequent to the issue of IRSA’s notes due 2017, (b) issuance and sale subsequent to the issuance of IRSA’s notes due 2017 or IRSA’s indebtedness or the indebtedness of IRSA’s restricted subsidiaries that has been converted into or exchanged for IRSA’s qualified capital stock, or (c) any reduction in IRSA’s indebtedness or any restricted subsidiary, (d) any reduction in debt investment (other than permitted investments) and return on assets, or (e) any distribution received from non-restricted subsidiaries.

On July 20, 2010, we issued IRSA’s Series II 11.5% notes due in 2020 in an aggregate principal amount of US$ 150.0 million. These notes are subject to the same covenants as described above for IRSA’s 8.5% notes due 2017.

As a result, we cannot give you any assurance that in the future IRSA will pay any dividends in respect of our common shares.

Item 4.    Information on the Company

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, and our commercial name is “Cresud”. We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia)  , on February 19, 1937 under number 26, on page 2, book 45 of National By-laws Volume. Pursuant to our bylaws, our term of duration expires on July 6, 2082. Our headquarters are located at Moreno 877, (C1091AAQ), Ciudad Autónoma de Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar.

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

In March 2008 we concluded a capital increase of 180 million common shares. As a result, 180 million shares offered at the subscription price of US$ 1.60 or Ps.5.0528 per share were fully subscribed, both locally and internationally. In addition, each shareholder received, without additional cost, one warrant for each share subscribed. See  “Offer and listing details - Stock Exchanges in which our securities are listed”.

In line with our international expansion strategy, on September of 2005 we participated in the creation of BrasilAgro with the purpose of replicating our business model in Brazil. As of June 30, 2011 we were a direct holder of shares equivalent to 35.75% of BrasilaAgro’s outstanding capital stock.

As of September 30, 2011, we have invested approximately Ps.959.8 million to acquire our current 63.22% equity interest of IRSA. IRSA is one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers, credit cards and luxury hotels in Argentina. A majority of our directors are also directors of IRSA.

Purchase, sales and barter of properties

The following is a description of the most significant events in terms of acquisitions, divestitures, real estate barter transactions and other transactions which occurred during the years ended June 30, 2011, 2010 and 2009, divided between our agricultural and real estate businesses:

Fiscal Year Ended June 30, 2011

Agricultural Business

Sale of “La Juanita”

On September 3, 2010, we signed the title deed of sale of the “La Juanita” farm, located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of US$18 million. The sale resulted in a gain of Ps.49.6 million, which were reflected in the quarterly financial statements as of September 30, 2010.

Expansion in the Republic of Bolivia and the Oriental Republic of Uruguay

In June 2011, we entered into a purchase agreements for two agricultural parcels located at Santa Cruz, Bolivia, with a total surface of 5,000 hectares, which will be used for agricultural exploitation:

(i) The first parcel has a surface of approximately 2,660 hectares for sugar cane exploitation purposes. The purchase price was US$8.4 million. Upon the execution of the purchase agreement, we paid 23.8% of the purchase price. The balance will be paid in four installments, the first installment was paid in June 2011 and the last installment will be paid in October 2012.

(ii) The second parcel has a surface of approximately 2,340 hectares for soybeans exploitation purposes. The purchase price was US$4.9 million. Upon the execution of the purchase agreement, we paid 33.9% of the purchase price. The balance will be paid in four consecutive semi-annual installments, the first two installments paid in December 2011 and the last one will be paid in June 2013.

Transfer of title of both parcels will occur once the purchase price has been paid in full.

Additionally, we have agreed to sell a parcel with a surface of 910 hectares for US$3.64 million. We have been paid 27.5% of the purchase price and the balance will be paid in 5 consecutive semiannual installments, being the last installment in December 2013.

Real Estate Business

Acquisition of Shares of Supertel

On  November 16, 2011, IRSA reported that Real Estate Strategies L.P., an investment vehicle managed and indirectly wholly owned by IRSA, had entered into a purchase agreement with Supertel Hospitality Inc. (“Supertel”), subject to Supertel’s shareholders’ approval and IRSA’s approval to Supertel’s debt restructuring.

Supertel is a Real Estate Investment Trust and its shares are listed and traded in NASDAQ under the symbol “SPPR”. Supertel began its operations in the late 1970s and in 1994 completed its Initial Public Offering.

Currently Supertel focuses on midscale, economy and extended-stay segments of the hospitality Industry, owning 101 hotels across 23 states of the US. Its properties are operated by various third party management companies and their franchise agreements, including brands such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn Express, Sleep Inn and Super 8.

In case the conditions described above are met, Real Estate Strategies L.P.will invest US$20 million in exchange of two million newly issued preferred shares of Supertel, which will also include an option to purchase, up to an additional one million preferred shares for a price of US$10 per share.

The preferred shares will bear an annual 6.25% preferred dividend; vote with the common stock, subject to certain voting limitations, and subject to ownership limitations, will be convertible into common stock of Supertel at the rate of ten shares for each share of preferred stock for a period of 5 years.

As part of the Agreement, Real Estate Strategies L.P.will also receive warrants to purchase 20 million shares of common stock, which may be increased up to 30 million shares pro rata with Real Estate Strategies L.P.’s exercise of the option for additional preferred shares. Subject to ownership limitations, these warrants are exercisable at any time with an exercise price of US$ 1.20 per share for a period of 5 years (with forced exercise under certain conditions after 3 years).

The transaction is anticipated to close within 90 days, subject to the fulfillment of the aforementioned conditions in connection to the approval of Supertel shareholders’, and to the investor company satisfaction with certain Supertel’s debt restructuring.

Bitania 26 S.A.

On December 13, 2011, IRSA reported that it has indirectly acquired 49% (forty-nine per cent) of the share capital of Bitania 26 S.A., a corporation which owns the hotel “Esplendor Savoy” in the city of Rosario, Province of Santa Fé, Argentina. The transaction amount was set up at Ps. 21.4.

               La Ribera Shopping – Santa Fe

APSA acquired 50% of the capital stock of Nuevo Puerto Santa Fe S.A., a corporation that leases a building in which La Ribera Shopping was built and currently operates, located at Dique I of the Santa Fe City’s Port. As it is a building under a concession agreement, the purchase of shares of Nuevo Puerto Santa Fe S.A. was subject to the condition that the Santa Fe Port Administration Office approved the change in the company’s capital stock and that the Santa Fe’s Lottery Retirement Fund (Caja de Previsión Social Lotería de Santa Fé) did not challenge it. The execution date of the documents was June 15th, 2011 and the final execution including the referred approval occurred during August 2011.

Sale of a lot to GENSAR S.A.

On September 22, 2011, APSA through its subsidiary Shopping Neuquén Sociedad Anónima agreed to assign, sell and transfer to GENSAR S.A. a lot designated as Lot H with all the fixtures, buildings, and improvements bound to the soil. This lot is part of the property facing Doctor Ramon St. unnumbered, and the National Road Nº 7, located in the City of Neuquén, Province of Neuquén, Argentina, Department of Confluencia, First section, with a total area of 14,792 meters and 68 square decimeters, for the agreed total price of US$0.4 million, paid in cash.

The property would be transferred on the condition that the buyer utilized it to construct and operate a supermarket at its own cost and expense, in accordance with the terms and conditions agreed upon with Neuquén Municipality.

Acquisitions

Acquisition of Soleil Factory shopping center business

On December 28, 2007, APSA and INCSA signed a letter of intent to acquire, build and manage a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was contingent upon the acquisition of the Soleil Factory shopping center. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, as described below, APSA was obligated to commence the construction works on the site on May 2, 2011. However, INCSA shall comply with certain obligations prior to the commencement of said works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to APSA. As of the date of this annual report, these obligations have not been fulfilled and the construction works have not commenced.

On July 1, 2010, APSA and INCSA entered into an agreement pursuant to which the Soleil Factory shopping center and other fixed assets were transferred to APSA. The transaction excluded any receivable or payable arising out of INCSA’s business prior to the transaction and also excluded a building, which currently is being operated as a hypermarket within the same premises. INCSA transferred the deed of title to APSA on August 3, 2011. The transaction was authorized by the Comisión Nacional de Defensa de la Competencia, the National Commission of Competition in Argentina, on April 12, 2011.

Paraná plot of land

On August 12, 2010, APSA acquired a 10,022 square meter property in the City of Paraná, Province of Entre Ríos, Argentina for US$ 0.5 million. APSA paid US$ 0.15 million and the remaining balance of US$ 0.35 million will be paid at the time the title is obtained.

According to the agreement, the deeds of title will be transferred within 60 days after the following conditions are fulfilled: (i) APSA obtains the required municipal permits, or (ii) the seller obtains the lot subdivision, whichever occurs later. None of these conditions have occurred as of the date of this annual report. On March 18, 2011, the Municipality of Parana granted a pre-clearance to construct a shopping mall on the premises, although definitive permits are still pending.

Sale of plots of land

On May 18, 2010 APSA sold two plots of land located at Carlos Gardel Street Nos. 3128 and 3134 in the City of Buenos Aires for US$ 0.46 million, which was collected in full at year-end. On July 5, 2010 the deed of title was executed.

Sale of Rosario plots of land

On April 14, 2010, APSA sold the lot designated as “2A” of a parcel of land located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, paid in full as of June 30, 2011.

On May 3, 2010, APSA sold the lot designated as “2E” for US$ 1.4 million paid in full as of June 30, 2011.

On November 10, 2010, APSA sold the lot designated as “2F” for US$ 1.9 million, of which US$ 1.3 million was paid as on June 30, 2011 with the remaining balance collected on July 6, 2011.

On December 3, 2010, APSA sold the lots designated as “2B”, “2C” and “2D” for US$ 1.5 million each, of which US$ 3 million was paid on June 30, 2011 and US$ 1.5 million (lot”2D”) will be collected upon execution of the deed of title.

Shopping Neuquén project

On July 5, 2010 APSA commenced the development of the shopping mall and the hypermarket.

Additionally, on November 8, 2010, Shopping Neuquén S.A. was notified of a court resolution establishing the amount of legal costs and fees to be paid by Shopping Neuquén S.A. related to prior litigation with the Municipality. As of the date of this annual report this resolution is not firm and Shopping Neuquén S.A. is currently evaluating its courses of action.

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A., an unrelated third party developer, pursuant to which Gensar S.A. acquired the right to purchase one plot of land of the project adjacent to the place where the shopping center is being developed. Gensar S.A. agreed to construct and operate a hypermarket. Shopping Neuquén transferred possession of the land in April 2011. On September 16, 2011, the public deed for the property of the mentioned lot was granted in favor of Gensar S.A., whose record is pending before the corresponding Registry of Property.

Barter agreement with TGLT S.A.

On October 13, 2010, APSA and TGLT S.A., a real estate developer in Argentina, entered into an exchange agreement in connection with a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires close to IRSA’s Shopping Center known as “Alto Palermo Shopping.” The property has a surface of 3,207 square meters and the purchase price was US$18.8 million. This transaction has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of IRSA’s main shopping center. As consideration, TGLT S.A. agreed to transfer to APSA (i) certain units to be determined, representing 17.33% of the aggregate surface of the units to be built, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces to be built, (iii) all the commercial parking spots and (iv) US$10.7 million, which were paid upon the execution of the purchase deed in favor of TGLT S.A.. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. TGLT S.A. completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 therefore; the precedent condition for the transaction was fulfilled on that date. TGLT S.A. paid the US$10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Berutti plot of land was executed.

To ensure performance of obligations assumed by TGLT S.A. under the deed of sale, a mortgage was granted in favor of APSA.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo”, which ruled the suspension of the works.

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

Sale of “Tali Sumaj” farm

On December 17, 2009, we entered into a preliminary agreement for our sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 4.8 million, of which US$ 0.5 million have been already collected, whereas the balance was payable on April 15, 2010. The deed of sale would become effective if before April 15, 2010 the preliminary attachment levied in the matter of “EXAGRIND S.A. - Estancia San Rafael v. Tali Sumaj et al, on Damages” was released.

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

Real Estate Business

Acquisition of real estate assets in Uruguay

In December 2009, IRSA acquired from an unrelated party a parcel of land for US$ 1.9 million, of which US$ 0.3 million has been paid with the remaining balance to be settled through the delivery of housing units and/or storefronts to be constructed on the site equivalent to about 8% of the commercial value of all such.

In February 2010, IRSA acquired additional parcels of land for US$ 1.0 million, of which US$ 0.15 million has been paid with the balance to be settled in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014. Outstanding balances accrue interest at an annual fixed rate of 3%, payable quarterly and in arrears from December 31, 2009.

Acquisition of Catalinas Norte plot of land

In December 2009, IRSA acquired through a public auction a 3,649 square meters plot of land  located in the area known as Catalinas Norte in the City of Buenos Aires for Ps. 95.0 million paid in cash as of June 30, 2010.

Sale of properties in Guaymallén (Mendoza) and Rosario

On April 14, 2010, IRSA sold the lot designated as 2A of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, of which US$ 1.0 million was collected as of June 30, 2010. The remaining balance will be settled upon executing the title deed. The sale is subject to certain conditions precedents, which have not been fulfilled as of year-end.

  On May 3, 2010, IRSA sold the lot designated as 2E of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 1.4 million, of which US$ 0.3 million were collected as of June 30, 2010. The outstanding balance will be settled as follows: (i) an amount of US$ 0.3 million due on September 30, 2010, upon transfer of the title deed and (ii) an amount of US$ 0.7 million, due on May 30, 2010 plus 14% interest, as from the transfer of the title deed. The lot was mortgaged in our favor as collateral for the payment.

Sale of Buildings

IRSA sold 14,777 square meters of gross leasable area for Ps. 168.3 million in cash. These sales generated a profit of Ps. 115.4 million.

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

Acquisitions of farmland in Bolivia

On July 28, 2008, we acquired several properties in Bolivia as further described below:

We acquired "Las Londras" farm, a 4,566 hectares property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$11.4 million of which US$8.9 million was paid in cash. The outstanding balance will be paid without interests in February 15, 2011. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers, effective through the payment date.

We acquired the "San Cayetano" and "San Rafael" farms which are properties with 883 and 2,969 hectares properties, respectively, located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$8.8 million of which US$ 6.9 million was paid in cash. The outstanding balance was paid without interests in November, 2010.

We acquired "La Fon Fon" farm, a 3,748 hectares property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$8.6 million of which US$ 6.7 million was paid in cash. The outstanding balance was paid without interests on November, 2010.

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

Real Estate Business

Sale of Buildings

We sold 20,315 square meters of gross leasable area for Ps. 201.3 million in cash. These sales generated a profit of Ps. 119.4 million.

Formation of Companies

Fiscal Year Ended June 30, 2011

Acquisition of additional interest and warrants of BrasilAgro

                On October 20 and December 23, 2010, we executed with Tarpon an addendum to the Share Purchase Agreement dated April 28, 2010, under which we either directly or indirectly acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock and 64,000 warrants from the First Issue and 64,000 warrants from the Second Issue. Consequently, Cresud paid Rs. 25.2 million on October 20, 2010, Rs. 50.8 million on December 23, 2010, Rs. 52.5 million on April 27, 2011.

                Consequently, we hold 20,883,916 shares or 35.75% of BrasilAgro’s capital stock as of June 30, 2011. It should be noted that acquiring shares does not imply a change in the control over BrasilAgro; and that BrasilAgro’s Shareholders’ Agreement will remain effective with the amendments that may be required to sell all shares owned by Tarpon and its affiliates.

                Likewise, due to the transaction, we own directly and indirectly 168,902 BrasilAgro’s First Issuance Warrants and 168,902 BrasilAgro’s Second Issuance Warrants.

                As of June 30, 2011 we registered an asset for Ps. 27,199 for the acquisition of these warrants.

                Following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E, we have consolidated our financial statements with BrasilAgro’s financial statements as of June 30, 2011.

Investment in Cactus

              On December 23, 2010, we made a capital contribution of Ps. 16 million to Cactus. As a result, our direct interest increased to 80%. On that same date, Cactus’s Shareholders Meeting approved a capital increase of Ps. 6.9 million with an additional paid-in capital of Ps. 9.1 million.

Investment in FyO.Com

              On September 30, 2010, the Ordinary Shareholders Meeting of FyO.Com approved a capital increase for an amount of Ps. 5,925, in connection with the issuance of 538,613 registered, non-endorsable shares of common stock with a face value of Ps. 1, plus an additional paid-in capital for Ps. 5,386. As a result, we subscribed shares for Ps. 4,467. The subscription ofshares for Ps. 3,541 was made by the conversion of debt into equity and the Ps. 926 difference was paid in cash. As a result of the transaction, our interest in FyO.com is 65.85% as of September 30, 2010 and it remains the same as of the date of this annual report.

Northagro S.A., Agrotech S.A. and Pluriagro S.A.

              As per Bolivian law, entities must legally have a minimum of three shareholders. To comply with this requirement, in September 2010, we formed three subsidiaries, named Northagro S.A., Agrotech S.A. and Pluriagro S.A. These entities were formed with nominal capital contributions, and their only assets are an interest in some of our Bolivian subsidiaries.

Real Estate Business

Acquisition of Unicity S.A

              In September 2010, IRSA acquired through E-Commerce Latina 100% of the stock capital of Unicity S.A. for the sum of US$ 2.5 million. Unicity capitalized its US$ 9.1 million debt with IRSA and IRSA received in exchange 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce the remaining 11.39%. As a result of this transaction, IRSA owns 100% of capital stock of Solares de Santa María.

Purchase of Banco de Crédito & Securitización (“BACS”) shares

On March 10, 2011, IRSA signed an stock purchase agreement with the International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) are to be repaid at the time of closing of the transaction, that is within 12 business days as from approval of the transaction by the BCRA, which as of the date of these Annual Report is still pending.

Acquisition of shares of Banco Hipotecario S.A.

During the last fiscal years and in the current fiscal year, we have been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2011, our equity interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

Purchase and sale of APSA´s Notes

On October 12, 2010, we sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had been acquired in the course of fiscal year 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

Acquisition of Hersha Hospitality Trust (“Hersha”)

In October 2010, IRSA through Real Estate Investment Group L.P. (“REIG”) purchased 2,952,625 additional shares of Hersha’s common stock for an aggregate purchase price of US$ 17.1 million.

During December 2010, March and June 2011, IRSA through certain subsidiaries sold 1,500,000, 738,800 and 303,579 common shares, respectively, in Hersha for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

As of June 30, 2011 IRSA´s direct and indirect interest in Hersha represented 9.18%. On the other hand, upon exercise of the call option and assuming any IRSA´s interest is not diluted due to newly issued shares, IRSA´s interest in Hersha would be 12.13%. IRSA accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value.

Reorganization of Lipstick New York Building

In July 2008, we (through our subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Avenue LLC” (“Metropolitan”), a Delaware-based limited liability company and ultimate parent company of Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”). The main asset of Metropolitan Leasehold is a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

During 2009 and in the context of the financial crisis and shrinkage of the real estate market in New York, Metropolitan incurred in significant losses, which resulted in negative equity mainly due to impairment recognized in connection with the building. Since our share in Metropolitan’s losses exceeded its equity interest; we recognized a zero value on our investment although a liability of US$ 1.5 million was recorded which represented our maximum commitment to fund Metropolitan’s operations.

On November 16, 2010, Metropolitan Leasehold filed a voluntary pre-packaged plan of reorganization under Chapter 11 of Title 11 of the United States Code including a disclosure statement and a plan of reorganization. The plan provides for, among other things, the extinguishment of 100% of the Parent Company, the Holding Company and the Junior Mezz membership interest in the property owner and issuance of the membership interest in the reorganized debtor to New Lipstick, the new Metropolitan Leasehold holding company.

In December 2010, the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basic points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan Leasehold will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC, the new Metropolitan Leasehold holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

As a consequence of said reorganization, we have indirectly – through New Lipstick – increased our equity interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect

Purchase of shares of TGLT S.A.

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per share, issued by TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

During December 2010, January and April 2011, APSA acquired 42,810; 98,000 and 876,474 of shares, respectively, for an amount of Ps. 9.2 million, reaching 8.86% of TGLT S.A.´s common stock.

In December 2010, APSA acquired 9,598 non endorsable, registered, common shares, with right to one vote each and representative of 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

Acquisition of Torodur’s shares

On June 13, 2011, APSA acquired for a de minimis consideration a 100% interest in the capital stock of Torodur, a Uruguayan-based shell entity with no significant assets and/or operations. This entity was previously owned 98% by IRSA and the remaining 2% equally by Cam Communications LP (Bermudas), (formerly Elsztain Realty Partners Master Fund II LP), and Cam Communications LP (Delaware).

On June 15, 2011, Torodur S.A. acquired 16.66% of Nuevo Puerto Santa Fe S.A.’s shares for US$ 1.5 million.

Acquisition of Metroshop´s shares

On January 13, 2011, APSA purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop’s common capital stock. As of June 30, 2011 we hold 100% of Metroshop´s common capital stock. See the section Disposals for details on the disposal of main assets of Metroshop.

Acquisition of Soleil Factory shopping center business

On December 28, 2007, APSA and INCSA signed a letter of intent to acquire, build and manage a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was contingent upon the acquisition of the Soleil Factory shopping center. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, as described below, APSA was obligated to commence the construction works on the site on May 2, 2011. However, INCSA shall comply with certain obligations prior to the commencement of said works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to APSA. As of the date of this annual report, these obligations have not been fulfilled and the construction works have not commenced.

On July 1, 2010, APSA and INCSA entered into an agreement pursuant to which the Soleil Factory shopping center and other fixed assets were transferred to APSA. The transaction excluded any receivable or payable arising out of INCSA’s business prior to the transaction and also excluded a building, which currently is being operated as a hypermarket within the same premises. INCSA transferred the deed of title to APSA on August 3, 2011. The transaction was authorized by the Comisión Nacional de Defensa de la Competencia, the National Commission of Competition in Argentina, on April 12, 2011.

Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, APSA acquired from Boldt S.A. and Inverama S.L., two unrelated companies, 50% interest in the capital stock of NPSF (33.34% direct and 16.66% through Torodur S.A.), a company who acts as a lessee of a property built and operated as a shopping center in the port of the city of Santa Fe, Province of Santa Fe.

APSA made a down payment of US$ 0.377 million and will settle the remaining balance in 24 monthly non-interest bearing installments with the last installment due on February 2013.

The acquisition was contingent upon the approvals by the Ente Regulador del Puerto de Santa Fe (Regulatory Entity of the Port of Santa Fe) and the Caja de Asistencia Social Lotería de Santa Fe which were obtained subsequent to year-end, on August 18, 2011. As of June 30, 2011, the payments were recognized under Non-current Investments included in the line item “Advance payments for the acquisition of shares”.

Shopping Neuquén project

On July 5, 2010 APSA commenced the development of the shopping mall and the hypermarket.

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which certain pending fees to be paid by Shopping Neuquén were established. Such decision is not final and Shopping Neuquén  has filed an appeal on November 12, 2010 an appeal for annulment on November 17, 2010, and an extraordinary appeal on November 24, 2010.

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar, an unrelated third party developer, pursuant to which Gensar acquired the right to purchase one plot of land of the project adjacent to the place where the shopping center is being developed. Gensar committed to construct and operate a hypermarket. APSA transferred possession of the land in April 2011. On September 16, 2011, the public deed for the property of the mentioned lot was granted in favor of Gensar S.A., whose record is pending before the corresponding Real Estate Registry.

Fiscal Year Ended June 30, 2010

Real Estate Business

Acquisition of Hersha Hospitality Trust

On August 4, 2009, through REIG, IRSA acquired 5.7 million common shares which represent approximately a 10.4% equity interest in Hersha’s outstanding capital stock. Together with the acquisition of the aforementioned equity interest, IRSA was granted an option to acquire 5.7 million additional common shares of Hersha at a price of US$3.00 per share; which option expires on August 2014. The total purchase price was US$14.3 million.

On January 2010, IRSA acquired 4.8 million additional shares in Hersha for a total price of US$ 14.4 million, increasing our stake in Hersha to 10.3%. In turn, on March 24, 2010, Hersha resolved upon a capital in which we exercised our preemptive subscription rights. Therefore, as of June 30, 2010, IRSA’s interest in Hersha amounted to 10.9% of Hersha´s capital stock.

Acquisition of Torodur S.A.

In May 2010, we acquired Torodur S.A.’s, a shell company located in Uruguay, for de minimis consideration.

Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, we exercised the option and completed the acquisition of 80% of Arcos del Gourmet S.A.´s (“Arcos) common stock for an aggregate purchase price of US$ 6.5 million, of which US$ 3.1 million was paid as of June 30, 2010. The remaining balance will be paid as follows: (i) US$ 2.0 million in two equal annual installments due on the second and third anniversary of the acquisition date and (ii) US$ 1.4 million at the time of executing the share subscription agreements.

As customary for this type of transactions, we consulted with the National Antitrust Commission about the need to report the acquisition, which is still pending a response.

On February 17, 2010, the shareholders of Arcos approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million, of which we contributed Ps. 8.3 million.

On June 25, 2010, we and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$1.4 million, of which US$ 0.4 million was paid as of the date of this form. The option expires on April 30, 2011 and is subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which we have a preemptive right.

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

Within such context, we participate together with Carlos Casado (with a 50% interest each) in Cresca a stock company organized under the law of the Republic of Paraguay,  under which we will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay (hereinafter the "Property”) and possibly of up to 100,000 hectares also located in Paraguay, which are derived from the purchase option granted by Carlos Casado S.A. to Cresca, and was exercised on September 3, 2008.

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

Likewise, on that date, the amount of US$ 5.2 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado to Cresca on behalf of Agrology S.A. and which resulted from the in-kind contribution of five plots of land located in The Republic of Paraguay, as it was mentioned opportunely.

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

Real Estate Business

Acquisition of Metropolitan

In July 2008, IRSA International LLC, a wholly-owned subsidiary of IRSA (through Tyrus S.A.), acquired a 30% equity interest in Metropolitan 885 Third Avenue LLC , a limited liability company incorporated under the laws of New York, United States of America, whose net asset comprised of a building known as the Lipstick Building in Manhattan and associated debt. The purchase price was US$ 22.6 million in cash.

The transaction also included (i) a put right exercisable through July 2011 to sell 50% of the interest acquired (i.e. 15%) at a price equivalent to the amount paid plus interest at 4.5% per annum; and (ii) a right of first offer for the purchase of 60% of the 5% held by another party (i.e. 3%).

Due to the international credit crisis and real estate business contraction in the United States, Metropolitan recorded impairment charges in connection with the Lipstick Building. IRSA's share in the loss exceeded the net book value of the investment. Accordingly, IRSA valued the investment at zero at June 30, 2009 while recognized a liability of US$ 1.5 million related to the maximum amount committed by IRSA to fund Metropolitan operations if required. During the year ended June 30, 2009, the put option increased its fair value as the building’s fair value decreased. IRSA adjusted the put option’s fair value on a monthly basis. Since IRSA International LLC’s functional currency is the US Dollar, it was translated into the reporting currency (Argentine Peso) at the current exchange rate for its net assets (i.e. the value of the put option recorded as other receivables) while its results (i.e. fair value adjustments to income) were translated at weighted average exchange rates. This generated a CTA recorded as part of the investment. The fair value of the put option as of June 30, 2009 and 2010, amounted to US$11.8 million and US$12.3 million, respectively, disclosed under other receivables.

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

Acquisition of Arcos ´s shares

In August 2007, APSA paid US$ 0.6 million for an option to purchase an 80% interest in Arcos, a company holder of a concession to exploit the old warehouses and adjacent spaces owned by the Organismo Nacional Administrador de Bienes del Estado (“ONABE”), a public entity created to administer certain public assets, mainly those pertaining to former national railway assets.

Capital Expenditures

Our capital expenditures totaled Ps.2,146.6, Ps.216.6 million, and Ps.317.2 million for the fiscal years ended on June 30, 2011, 2010 and 2009, including other property and equipment acquired in business combinations. Our capital expenditures consisted in the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, completion of building a shopping center, construction of real estate and acquisition of land reserves.

Our capital expenditures for the new fiscal year will depend on the prices of real estate, land for agriculture and cattle as well as the evolution of commodity prices.

Fiscal Year Ended June 30, 2011

For the year ended June 30, 2011, our investments in the real estate business totaled Ps. 967.1 million of which (i) Ps. 899.8 million related to the acquisition and improvements to fixed assets, mainly by (a) Ps.713.1 million related to the allocation of the purchase price paid for the acquisition of a additional interest in Alto Palermo, (b) the acquisition of goodwill Soleil Factory by Ps.41.7 million, (c) the acquisition of the San Martin plot of land for Ps.70.2 million, (d) units to be received (commercial garages) associated with the barter of Beruti plot of land for Ps.9.3 million, (e) completion of Dot Baires Shopping and construction of office building attached Ps. 7.7 million, (f) improvements in our shopping centers Ps. 9.5 million, and (g) improvements in our Hotels: Libertador Sheraton, Intercontinental and Llao Llao (Ps.4.6 million, Ps.2.2 million and 1.7 million respectively) and (ii) Ps. 67.3 million in the acquisition of undeveloped land, of which Ps. 29.6 million correspond to the allocation of the purchase price paid for 50% of SA Liveck (Zetol and Vista al Muelle plot of land), Ps. 18.1 million correspond to the allocation of the price paid for the acquisition of Unicity SA (10% additional Santa María del Plata), Ps. 12.9 million to the allocation of the purchase price paid for an additional stake in Alto Palermo SA (APSA), and Ps. 6.7 million allocation for the price paid by the goodwill of Soleil Factory (construction rights).

In addition, our main investments in the agricultural business during fiscal year 2011 were (i) Ps. 1,067 million in acquisitions through business combinations (BrasilAgro and Cactus), (ii) Ps. 18.0 million in land development, (iii) Ps. 25.2 million for works in progress (including Ps. 13.7 million in land development, Ps. 5.5 million in pens, Ps. 2.7 million in water channels and troughs, Ps. 1.9 million in systems for chanelling and distributing water in the farms, Ps. 1 million in wire fencing), (iv) Ps. 5.3 million in improvements in third parties buildings, (v) Ps. 4.6 million in facilities, (vi) Ps. 1.6 million in machinery, (vii) Ps. 1 million in vehicles, (viii) Ps. 0.6 million in computer equipment, communications and softwares, (ix) Ps. 0.5 million in new pastures, (x) Ps. 0.5 million in furniture and fixtures and (xi) Ps. 0.4 million in equipment and tools.

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

Recent Developments

Land Ownership Law

On December 22nd, 2011 the National Congress passed a new law in order to protect the ownership and the sovereignty of Argentina’s rural areas (the “Land Ownership Law”).

The Land Ownership Law sets forth limits to the ownership of rural lands for foreign individuals and companies (a “Foreign Person”), stating a maximum allowed ownership percentage for Foreign Persons of 20% of rural areas in Argentina.

Furthermore, only 30% of the abovementioned 20%, shall be held by Foreign Persons of the same nationality, and as of the enactment of the Land Ownership Law, no Foreign Person shall own more than 1,000 acres along Argentine´s territory. The Land Ownership Law states that it will not affect any right previously acquired by a Foreign Person.

For the purposes of Land Ownership Law the definition of Foreign Person includes argentine companies in which more than 51% of the ownership of outstanding capital stock is held by foreign individuals or foreign legal entities, or minor percentages if such entity reaches the proportions necessary to form the social will. In addition, it is also included in the definition of Foreign Person the following (among others): a) entities controlled by more than 25% by a foreign company (or whatever the interest) when such company has sufficient voting rights to form the corporate will of such company; b) companies which have issued convertible notes, which may allow a Foreign Person to exercise more than 25% of the voting power needed to form the corporate will; c) transfers to trusts whose beneficiaries are Foreign Persons on a percentage greater than 25%; d) joint ventures, partnerships, and any other type of legal entities present or that may exist in the future; and e) public foreign entities.

As of the date of this Annual Report the Land Ownership Law has not been yet regulated by the Executive Branch, therefore we cannot evaluate the final impact in our financial condition or results of operations.

Payment of Cash Dividend

Our Ordinary and Extraordinary Shareholders Meeting held on October 31, 2011, approved, ratification of the early dividend approved by the Board of Directors for the amount of Ps. 69.0 million, and payment of the amount of Ps. 63.8 million in cash.

Global Note Program

Our Ordinary and Extraordinary Shareholders Meeting held on October 31, 2011, approved to increase our Global Note Program for an additional amount of up to US$ 150 million, raising the maximum amount of the Global Note Program to US$ 300 millon.

Sale of farm San Pedro

On September 28, 2011 BrasilAgro sold farm San Pedro, a rural property located in the Municipio Chapadão do Céu – GO with a total surface of 2,447 hectares, 1,724 hectares of which are used for agricultural purposes, for the equivalent in R$ to 580,000 soybean seed bags. The sale is part of BrasilAgro business strategy, and seeks to derive both income from agricultural production and gains from the sale of real estate property.

The buyer made a down payment of R$ 2,250 (or Ps. 5,030), equivalent to 50,000 soybean seed bags. The balance is to be paid in five installments; the first one is due on March 30, 2012 and amounts to 160,000 soybean bags, while the other four equal annual installments due on March 30 each year amount to 92,500 soybean bags each. The deal was priced at R$ 26.1 million, generating a profit to approximate Ps. 40 million. The property was acquired in September 2006 and the total amount invested for acquisition and development purposes was R$ 10.1 million.

Purchase of IRSA’s Shares, On September 21, 2011 we announced the acquisition of 2,960,302 ADRs of IRSA equivalent to 5.1% of its outstanding capital stock, for a total amount of US$ 30.1 million, therefore as of the date of this annual report our equity interest in IRSA is 63.22%.

CRESUD’s Series IV Notes Class VII, On September 7, 2011,  we issued Series IV Class VIII Notes, for a principal amount of US$ 60 million due 2014, at a fixed rate of 7.5%, repayable semi-annually on September 7 and March 7 of each year, under our Global Note Program.

Supertel Hospitality Inc.

On November 16, 2011, IRSA reported that Real Estate Strategies L.P., an investment vehicle managed and indirectly wholly owned by us, had entered into a purchase agreement with Supertel Hospitality Inc., subject to Supertel’s shareholders’ approval and our approval to Supertel’s debt restructuring.

Supertel is a Real Estate Investment Trust and its shares are listed and traded in NASDAQ under the symbol “SPPR”. Supertel began its operations in the late 1970s and in 1994 completed its Initial Public Offering.

Currently Supertel focuses on midscale, economy and extended-stay segments of the hospitality Industry, owning 101 hotels across 23 states of the US. Its properties are operated by various third party management companies and their franchise agreements, including brands such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn Express, Sleep Inn and Super 8.

In case the conditions described above are met, Real Estate Strategies L.P.will invest US$20 million in exchange of two million newly issued preferred shares of Supertel, which will also include an option to purchase, up to an additional one million preferred shares for a price of US$10 per share.

The preferred shares will bear an annual 6.25% preferred dividend; vote with the common stock, subject to certain voting limitations, and subject to ownership limitations, will be convertible into common stock of Supertel at the rate of ten shares for each share of preferred stock for a period of 5 years.

As part of the Agreement, Real Estate Strategies L.P.will also receive warrants to purchase 20 million shares of common stock, which may be increased up to 30 million shares pro rata with Real Estate Strategies L.P.’s exercise of the option for additional preferred shares. Subject to ownership limitations, these warrants are exercisable at any time with an exercise price of US$ 1.20 per share for a period of 5 years (with forced exercise under certain conditions after 3 years).

The transaction is anticipated to close within 90 days, subject to the fulfillment of the aforementioned precedent conditions in connection to the approval of Supertel shareholders’, and to the investor company satisfaction with certain Supertel’s debt restructuring.

IRSA Dividend

IRSA’s ordinary and extraordinary Shareholder Meeting held on October 31, 2011 approved a cash dividend of Ps. 211,575,000, and allocate the remaining balance to the “Free Availability Reserve” account. On November 10, 2011, IRSA’s Board of Directors aproved the payment of such dividends.

Sale of a plot of land

On October 26, 2011, IRSA reported the sale of a plot of land of approximately 8 hectares, located in Thames St. Nº 1868, (between Alberto Lartigau St. and Ramón Falcón St.), in the city of San Justo, Province of Buenos Aires, Argentina.

The purchase price was US$ 4,7 million, which was paid on October, 25, 2011. The book value of the plot of land as of June 30, 2011 was US$ 0.9 million.

Hotel Esplendor Savoy - City of Rosario

On December 13, 2011, IRSA reported that it had indirectly acquired 49% of the share capital stock of Bitania 26 S.A., a corporation which owns the hotel “Esplendor Savoy” in the city of Rosario. The purchase price was set up at Ps. 21.4 million.

Sale of a lot to GENSAR S.A.

On September 22, 2011, APSA through its subsidiary Shopping Neuquén Sociedad Anónima agreed to assign, sell and transfer to GENSAR S.A. a lot designated as Lot H with all the fixtures, buildings, and improvements bound to the soil. This lot is part of the property facing Doctor Ramon St. and the National Road Nº 7, located in the City of Neuquén, Province of Neuquén, Argentina, Department of Confluencia, First section, with a total area of 14,792 meters and 68 square decimeters. The purchase price was US$ 0.4 million, which was paid in cash.

The property would be transferred on the condition that the buyer utilized it to construct and operate a supermarket at its own cost and expense, in accordance with the terms and conditions agreed upon with Neuquén Municipality.

La Ribera Shopping – Santa Fe

On August 18, 2011, IRSA fulfilled the conditions of the transaction reported by Form 6-K, dated as of June 27, 2011. In that opportunity IRSA reported that it had conditionally acquired from Boldt S.A. and Iverama S.L., fifty percent of the shares of Nuevo Puerto Santa Fe S.A., a corporation that leases a building in which was built and operates a shopping center of approximately 8,000 leasable square meters, located at the Santa Fe City’s Port, Santa Fe Province and a sub-licensee as from the date hereof.

Finally IRSA informed that the transaction has been approved by the Administrative Entity of Puerto Santa Fe, regarding the modification of the shareholding structure of NPSF, and has not been opposed by Santa Fe Lottery Social Welfare Found “Caja de Previsión Social Lotería Santa Fe”.

Consequently, NPSF is constituted 50% by IRSA and the remaining 50% by GRAINCO SA.

Conversion of Alto Palermo’s Convertible Notes

On September 22, 2011, APSA reported that one holder of their convertible notes exercised its conversion rights. Therefore, APSA issued 277,777 common shares, of nominal value pesos 0.1 (V$N 0.1) each, and canceled convertible notes for an amount of US$ 9,000.

As a result of the conversion, APSA capital stock increased from Ps. 125,960,841.1 to Ps. 125,988,618.8 and the amount of APSA outstanding shares increased from 1,259,608,411 to 1,259,886,188. On the other hand, the amount of convertible notes outstanding as a consequence of this conversion decreased to US$ 31,746,502. APSA also reported that the conversions were performed in accordance with the terms and conditions established in the prospectus of issuance of the convertible notes and at the conversion rate of 30.864 shares, nominal value pesos 0.10, per Convertible Note of nominal value US$ 1.

B. Business overview

General

We are a leading Argentine agricultural company engaged in the production of basic agricultural commodities with a growing presence in the Brazilian agricultural sector, through our investment in BrasilAgro, as well as in other Latin American countries.  We are currently involved in several activities including crop production, beef cattle production and milk production. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange (“BCBA”) and our ADSs are listed on the NASDAQ stock market.

We are also engaged in the Argentine real estate business through our subsidiary IRSA, one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including the development of residential properties, the development, acquisition and exploitation of office buildings for rental, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA. As of September 30, 2011, we held a 63.22% interest in IRSA.

During the fiscal years ended June 30, 2010 and 2011, we had consolidated sales of Ps.1,664.6 million and Ps. 2,133.8 million, production income of Ps.217.7 million and Ps.406.8 million and consolidated net income of Ps.185.4 million and Ps.212.6 million, respectively.  During the fiscal years ended June 30, 2010 and June 30, 2011, our total consolidated assets increased 42.35% from Ps.6,837.9 million to Ps.9,733.4 million, and our consolidated shareholders’ equity increased 12.5% from Ps.1,968.2 million to Ps.2,213.5 million.

Agricultural Business

As of June 30, 2011, we owned 26 farms with approximately 474,186 hectares (not including BrasilAgro). Approximately 47,946 hectares of the land we own are used for crop production, approximately 89,644 hectares are for beef cattle production, 100,911 hectares are for sheep production, 2,571 hectares are for milk production and approximately 2,712 hectares are leased from third parties for crop and cattle beef production. The remaining 230,402 hectares of land reserve are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Also, during fiscal year 2011 ended on June 30, 2011, we leased 52,205 hectares from third parties for crop production and 12,635 hectares for beef cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned, leased land and land under concession):

	Land Use (11)
	Fiscal Year ended June 30,
	2007 (1) (6)	2008 (1) (6) (7)	2009 (1) (6) (7) (8)	2010 (1) (6) (7) (8)	2011 (1) (6) (7) (8) (9) (10)(12)
	(in hectares)

Crops (2)	53,579	63,900	115,411	104,627	126,178
Beef Cattle (3)	114,097	123,935	128,859	105,857	102,279
Milk	2,609	4,320	4,334	4,900	2,571
Sheep	90,000	90,000	100,911	100,911	100,911
Natural woodlands (4)	393,677	383,573	356,796	343,153	339,744
Owned farmlands leased to others	13,771	8,467	8,317	11,049	14,026
Total (5)	667,733	674,195	714,628	670,497	685,709

(1)   Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.

(2)   Includes wheat, corn, sunflower, soybean, sorghum and others.

(3)   Breeding and fattening.

(4)   We use part of our land reserves to produce charcoal, rods and fence posts.

(5)   As of June 30, 2007, 25,307 hectares were leased for agricultural production and 29,208 hectares were leased for beef cattle production.  As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production. As of June 30, 2009, 59,615 hectares were leased for agricultural production and 32,795 were leased for beef cattle production. As of June 30, 2010, 42,696 hectares were leased for agricultural production and 12,635 for beef cattle production. As of June 30, 2011, 52,205 hectares were leased for agricultural production and 12,635 hectares were leased for beef cattle production.

(6)   Does not include 20,833 hectares of “Tapenagá” farm, 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm, which were sold in fiscal year 2007.

(7)   Does not include 4,974 hectares of “Los Pozos” farm and the 2,430 hectares of “La Esmeralda” farm, which were sold during the fiscal year 2008.

(8)   Includes 12,166 hectares of "San Cayetano", "San Rafael", "La Fon Fon" and "Las Londras" farms, which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 45,578 hectares of "Jerovia" farm located in the District of Boquerón, Paraguay, owned by Cresca S.A. Does not include 1,658 hectares of "Los Pozos" farm sold in April 2009. Does not include 30,000 hectares which were returned due to the reduction in the concession scope established by Executive Branch Decree No. 3766 of the Executive Branch of Salta. Includes 80% of the 170 hectares owned by Cactus Argentina S.A. Does not include the income of the 1,829 hectares of El Recreo.

(9)   Does not include 12,701 hectares of “Tali Sumaj” farm, sold on December 17, 2009.

(10) Includes 5,000 hectares of “La Primavera” and “4 Vientos” farms, located in Santa Cruz de la Sierra, Bolivia and 943 hectares of Establecimiento Mendoza.

(11) Does not include BrasilAgro.

(12) Does not include 4,302 hectares of “La Juanita”, sold in September 3, 2010.

In September 2005, we, together with other Brazilian partners, founded BrasilAgro, a company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of June 30, 2011, we owned 35.75% of the outstanding common shares of BrasilAgro. Through this company we control 9 farms, extending over a total surface area of 172,050 hectares allocated to the production of sugar cane, corn, soybean and timber.

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

In March 2008 we concluded our capital increase of 180 million common shares. As a result, 180 million shares offered at the subscription price of US$ 1.60 or Ps.5.0528 per share were fully subscribed, both locally and internationally, increasing our outstanding capital to 500,774,772 common shares.

As of September 30, 2011, we had invested approximately Ps.959.8 million to acquire 63.22% of the outstanding common shares of IRSA. Between December 2007 and September 30, 2011, we acquired 166,442,937 shares of IRSA, increasing our interest to 63.22% at the closing of fiscal year 2011. As from October 1, 2008, We present our financial statements in consolidated form with IRSA's.

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

Focus on maximizing value of our agricultural real estate assets

We conduct our agricultural activities with a focus on maximizing the value of our real estate assets. We seek to rotate our portfolio of properties over time by purchasing large parcels of land which we believe have a high potential for appreciation and selling them selectively as opportunities arise to realize attractive capital gains.  We believe that our ability to realize gains from appreciation of our farmlands is based on the following principles:

•          Acquiring under-utilized properties and enhancing their land use:  We seek to purchase under-utilized properties at attractive prices and develop them to achieve more productive uses. We seek to do so by (i) transforming non-productive land into cattle feeding land, (ii) transforming cattle feeding land into land suitable for more productive agricultural uses, (iii) enhancing the value of agricultural lands by changing their use to more profitable agricultural activities; and (iv) reaching the final stage of the real estate development cycle by transforming rural properties into urban areas as the boundaries of urban development continue to extend into rural areas. To do so, we generally focus on acquisitions of properties outside developed agricultural regions and/or properties that we believe will increase in value due to their proximity to existing or expected infrastructure.

•          Applying modern technologies to enhance operating yields and property values. We believe there is an opportunity to improve the productivity and long-term value of inexpensive and/or underdeveloped land by investing in modern technologies, such as genetically modified and high-yield seeds, direct sowing techniques, machinery, crop yield optimization through land rotation, irrigation and the use of fertilizers and agrochemicals. To enhance our cattle production, we use genetic technology and have a strict animal health plan, controlled periodically through traceability systems. In addition, we have introduced a feedlot to optimize our beef cattle management and modern milking technologies in our dairy business.

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

•          International expansion.  Although most of our properties are located in different areas of Argentina, we have begun a process of expansion in other Latin American countries. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. For example, in 2005 we and several Brazilian partners founded BrasilAgro. As of June 30, 2011, BrasilAgro had 9 properties totaling 172,050 hectares, purchased at highly attractive values compared to the average prices prevailing in the respective regions, all of which have a huge appreciation potential. In addition, during the fiscal year 2009, we entered into a number of agreements to formalize its positioning in South American countries. At June 30, 2011, we owned 16,255 hectares located in the Republic of Bolivia, and 50% of 45,578 hectares located in the Republic of Paraguay.

Increase and optimize production yields

We seek to increase and improve our production yields through the following initiatives:

Implementation of technology.

•          We seek to continue using modern technology to increase production yields. We plan to make further investments in machinery and the implementation of agricultural techniques, such as direct sowing to improve cereal production. We believe that we may improve crop yields by using high-potential seeds (GMOs) and fertilizers and by introducing advanced land rotation techniques. In addition, we intend to continue installing irrigation equipment in some of our farms to achieve higher output levels.

•          We seek to continue improving beef cattle production through the use of advanced breeding techniques and technologies related to animal health. We plan to improve the use of pastures and expect to make further investments in infrastructure, including installation of watering troughs and electrical fencing.

•          We have implemented an individual animal identification system, using plastic tags for our beef cattle and “RFID” tags for our dairy cattle, to comply with national laws on traceability. Also, we acquired software from Westfalia Co. which enables us to store individual information about each of our dairy cows. In the beef cattle business, we initiated Argentina’s first vertically integrated beef cattle processing operation by entering into a partnership with Tyson Foods (“Tyson Foods”) (through its controlled subsidiary Provemex Holdings LLC), to set up Cactus, a feedlot and slaughterhouse operator.

•          In connection with our milk production, we plan to continue developing our activities through the use of modern technology and advanced feeding and techniques relating to animal health. For example, in May 2007, we opened one of the most advanced dairy production facilities in Argentina, achieving a daily output of more than 40,000 liters of milk.

Increased production.

Our goal is to increase our crop, beef cattle and milk production in order to achieve economies of scale by:

•          Increasing the land we own in various regions of Argentina by taking advantage of attractive land purchase opportunities as they arise.

•          Leasing productive properties to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural and livestock activities. We believe that leasing enhances our ability to diversify our production and geographic focus, in particular in areas not offering attractive prospects for appreciation of land value.

•          Developing properties in areas where agricultural and livestock production is not developed to its full potential. As of Junr 30, 2011, we owned 229,457 hectares of land reserves and held approximately 110,285 hectares under concession located in under-utilized areas where agricultural and livestock production has not fully developed yet. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, current or future environmental regulations could prevent us from fully developing our land reserves by demanding us to maintain part of those lands as natural woodlands not dedicated to production.

Diversifying market and weather risk by expanding our product and land portfolio.

•          We seek to continue diversifying our operations to produce a range of different agricultural commodities in different markets, either directly or in association with third parties.  We believe that a diversified product mix mitigates our exposure to seasonality, commodity price fluctuations, weather conditions and other factors affecting the agricultural and livestock sector. To achieve this objective in Argentina, we expect to continue to own and lease farmlands in various regions with differing weather patterns and to continue to offer a range of diversified products. Moreover, we believe that continuing to expand our agricultural operations outside of Argentina will enhance our ability to produce new agricultural products, further diversifying our mix of products and mitigating our exposure to regional weather conditions and country-specific risks.

Focus on preserving long-term value of our investment in our real estate subsidiary IRSA

We seek  to maintain the long-term value of our significant investment in the urban real estate sector through IRSA. We believe that IRSA is an effective vehicle to participate in the urban real estate market due to its substantial and diversified portfolio of residential and commercial properties, the strength of its management and what we believe are attractive prospects for future growth and profitability.

•          Shopping centers. We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and a low level of shopping center penetration compared to many developed countries. Our main objectives are to generate sustained cash flow growth from our shopping centers and increase their value in the long-term, while maintaining a leading position in Argentina’s shopping center industry by developing new shopping centers in urban areas with attractive prospects for growth, including the Buenos Aires’ Metropolitan area, Argentine provinces and elsewhere in Latin America.

•          Development and sale of properties. We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering green space for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. After the Argentine economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases and, as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. In addition, we seek to develop residential properties for other segments of the residential market in Argentina and during the first quarter of the 2000 fiscal year, we entered into a partnership with Cyrela Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate new market segments.

•          Office and other non- shopping center properties. Since the Argentine economic crisis in 2001 and 2002, there have been limited investments in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for more desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in Buenos Aires and other strategic locations that we believe offer attractive returns and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to selectively consider new opportunities to acquire or construct new rental office buildings.

•          Hotel operations. We believe our portfolio of three luxury hotels is positioned to take advantage of the future growth in tourism and business travel in Argentina. We seek to continue with our strategy to invest in high-quality properties that are operated by leading international hotel companies to capitalize on their operating experience and international reputation. We also seek to continue to invest in improvements for our hotels, such as the opening of 43 new suites at Hotel Llao Llao in Bariloche, in order to maintain a high level of service in this competitive sector.

•          Banco Hipotecario. Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Among these services, Banco Hipotecario stands out as a leader in mortgage loans in Argentina. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange, and since 2006 it has obtained the Level 1 ADR program from the Bank of New York. We currently seek to keep our investment in Banco Hipotecario, as we believe that Argentina has a low level of mortgages outstanding measured in terms of GDP.

•          Land reserves. We seek to continue to acquire undeveloped land at locations we consider attractive within and outside Buenos Aires. In each case, our intention is to purchase land with significant development or appreciation potential to resell. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable pipeline of new development projects for upcoming years.

•          International. In the past, we have made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. We have acquired a 30% interest in a company incorporated in Delaware (United States), whose main asset is the so-called “Lipstick” office building located in the City of New York, and more recently, we acquired a 9.2% interest, jointly with subsidiaries, in a Real Estate Investment Trust, called Hersha (NYSE: HT), which holds a controlling interest in 78 hotels in the United States, totaling around 10,443 rooms as of June 30, 2011. We seek to continue to evaluate on a selective basis real estate investment opportunities outside Argentina as long as they offer investment and development attractive opportunities.

Our Principal Agricultural Business Activities

During the fiscal year ended June 30, 2011, we conducted our operations on 26 owned farms and 71 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time.

The following table sets forth, for the periods indicated, our production volumes by principal product line:

	Production of Primary Agricultural Products(5)
	Fiscal Year ended June 30,
	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)

Crops (2)	175,455	198,146	237,031	322,616	466,910
Beef Cattle (3)	9,913	8,786	7,112	3,153	6,519
Milk (4)	16,663	20,825	20,898	21,690	19,605

(1)   Does not include production from AgroUranga S.A.

(2)   Production measured in tons.

(3)   Production measured in tons of live weight.  Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

(4)   Production measured in thousands of liters.

(5)   Does not include BrasilAgro.

Crop Production

Our crop production is mainly based on grains and oilseeds. Our crop production includes mainly wheat, corn, soybean and sunflower. Other crops, such as sorghum, are sown occasionally and represent only a small percentage of total sown land.

	Stock as of 06/30/2010 (1)	Fiscal Year 2011 Production (1)	Fiscal Year 2011 Sales (1)	Stock as of 06/30/2011 (1)
Product	In tons	In tons	In tons	In tons
Wheat	5,466	16,386	21,045	4,259
Corn	40,034	171,614	155,218	45,691
Sunflower	1,086	13,512	7,399	7,151
Soybean	40,501	153,729	94,073	56,707

(1)  Does not include BrasilAgro.

	Sown Land for Crop Production (1)(3)
	Fiscal Year ended June 30,
	2007(2)	2008(2)	2009(2)	2010(2)	2011
	(In hectares)
Owned	22,712	25,379	43,193	47,448	59,122
Leased	25,307	30,449	59,615	42,696	52,205
Under concession	1,225	3,811	8,067	10,816	10,401
Total	49,244	59,639	110,875	100,960	121,728

(1)   Sown land may differ from that indicated under “Uses of Land”, since some hectares are sown twice in the same season and therefore are counted twice.

(2)   Includes hectares from Agropecuaria Anta, merged with us on July 1, 2010.

(3)   Does not include BrasilAgro or Agro-Uranga S.A.

The following table shows the hectares sown and tons harvested for the fiscal years indicated below:

	Fiscal year ended on June 30
	2010(1)		2011(1)
	Hectares sown (3)	Production(2)	Hectares sown (3)	Production (2)

Wheat	4,109	11,636	9,419	16,386
Corn	28,128	127,060	48,802	171,614
Sunflower	6,993	7,641	7,833	13,512
Soybean	55,460	126,956	60,928	154,008
Other	6,270	49,323	15,828	111,390
Total	100,960	322,616	142,810	466,910

(1) Does not include hectares from AgroUranga S.A. or BrasilAgro.

(2) Production measured in tons.

(3) Corporate data.

As of June 30, 2011, our crop stocks consisted in 4,259 tons of wheat, 45,691 tons of corn, 56,707 tons of soybean, 3,114 tons of sorghum and 7,151 tons of sunflower; whereas as of June 30, 2010 such stocks consisted in 5,466 tons of wheat, 40,034 tons of corn, 40,501 tons of soybean, 3,074 of sorghum and 1,083 tons of sunflower. In the season ended on June 30, 2011, the surface area of leased land was 52% of the total sown land.

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

In order to increase our production yields, we use, besides state-of-the-art technology, labor control methods which imply the supervision of the seeding’s quality (density, fertilization, distribution, and depth), crop monitoring (determination of natural losses and losses caused by harvester) and verification of bagged crop quality. In this way, we work jointly with our suppliers to achieve the best management of inputs, water and soil.

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

Beef Cattle Production

Our beef cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets.  As of June 2011, our beef cattle aggregated 73,127 heads, and we had a total surface area of 89,644 hectares dedicated to this business activity.

During the fiscal year ended June 30, 2011, our beef cattle activities generated sales of Ps.50.9 million, representing 9% of our consolidated sales from the agribusiness segment, and our production was 6,519 tons, an increase of 106.8% compared to the previous fiscal year.

The following table sets forth, for the periods indicated below, the beef cattle production volumes:

	Fiscal Year ended June 30,
	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)
	(in tons)
Beef cattle production(2)	9,913	8,786	7,112	3,153	6,519

(1)   Does not include production from AgroUranga S.A.

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

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management is expected to further improve pregnancy levels in the coming years. Reproductive indicators improved due to the implementation of technologies, which have included handling techniques and females artificial insemination with cattle genetics especially selected for the stock which is purchased from specialized companies in quality semen elaboration for meat production. We use veterinarian products manufactured by leading national and international laboratories. It is important to emphasize the work of a veterinarian advising committee, who are external to us and visit each establishment monthly to control and agree tasks.

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

Our beef cattle stock is organized into breeding and fattening activities. The following table shows, for the periods indicated, the number of head of beef cattle for each activity:

	Heads of Beef Cattle (1)
	Fiscal Year ended June 30,
	2007(2)	2008(2)	2009(2)	2010(2)	2011(2)

Breeding	62,181	57,999	59,283	61,859	50,430
Fattening	21,546	22,359	28,520	9,379	22,697
Total	83,727	80,358	87,803	71,238	73,127

(1)   For classification purposes, upon birth, all calves are considered to be in the breeding process.

(2)   Does not include heads of beef cattle from AgroUranga S.A.

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

Milk Production

As of June 30, 2011 we conducted our milk business in the dairy facility located in “El Tigre” farm. We have a capacity of 2,600 cows in milking per day and seek to increase total productivity through the application of new technologies including improved genetic management for milk production, feeding strategic planning based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by surveying the information supplied by the farm.

Within the process of de-commoditization and technological innovation, we implemented an identification and tracing system in compliance with European and SENASA standards. We also obtained Global Gap and HCCP certification. Our goal in this respect is to distinguish our production and obtain higher prices in production sales.

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

The following table sets forth, for the periods indicated, the average number of our dairy cows, average daily production per cow and our total milk production:

	Milk Production
	Fiscal Year ended June 30,
	2007(1)	2008(1)	2009(1)	2010(1)	2011(1)

Average dairy cows	2,677	3,174	3,286	3,297	2,816
Dairy production (daily liters per cow)	17.1	18.0	17.4	18.0	19.1
Total production (thousands of liters)	16,663	20,825	20,898	21,690	19,605

(1) Does not include production from AgroUranga S.A.

At the closing of fiscal year 2010, we had 8,250 heads of cattle on 4,637 hectares involved in the production of milk. As of June 30, 2011, we had 6,385 heads of cattle on 2,571 hectares to milk production.

Land Acquisitions

We intend to increase our farmland portfolio by acquiring large surfaces of land with high appreciation or production potential. We also intend to transform the land acquired from non-productive to cattle breeding, from cattle breeding to farming, or applying state-of-the-art technology to improve farming yields so as to generate higher land appreciation.

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

On December 13, 2008, we were formally recognized as principal of the transaction; the balance of US$ 1.8 million was paid by us upon execution of the title deed.

On September 5, 2008, we signed the title deed for the purchase of 10,910 hectares of “Estancia Carmen” farm located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million, that was paid in full.

On July 28, 2008, we signed a bill of purchase for 4,566 hectares of “Las Londras” farm located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of US$ 11.4 million, which has been fully paid as of June 30, 2011.

On July 28, 2008, we signed a bill of purchase for 883 and 2,969 hectares of “San Cayetano” and “San Rafael” farms, respectively, located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of US$ 8.8 million, which has been fully paid as of June 30, 2011.

On July 28, 2008, we signed a bill of purchase for 3,748 hectares of “La Fon Fon” farm, located in the Province of Obispo Santiesteban, Republic of Bolivia. The transaction was agreed for a price of US$ 8.6 million, which has been fully paid as of June 30, 2011.

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

On March 19, 2010, in connection with the option previously exercised with respect to the property, Cresca S.A. required Carlos Casado S.A. to transfer to it 3,614 hectares. As agreed in the Option Agreement, Cresca S.A. shall pay Carlos Casado S.A. US$ 350 per hectare. The last payment was made on March 4, 2011.

On June 2 and 8, 2011, the companies Yuchán and Yatay entered into purchase agreements for two plots of land located in Santa Cruz, Bolivia, with a total surface area of approximately 5,000 hectares, to be allocated to agriculture.

The first plot is a farm of approximately 2,660 hectares allocated to sugar cane production. Its purchase price was US$ 8.4 million. Upon the execution of the purchase agreement US$ 2 million were paid, and the balance is payable in four installments, the first of which installment was paid in July 2011 and the last one will be paid in October 2012.

The second purchase involves a farm of approximately 2,340 hectares allocated to soybean production. Its purchase price was US$ 5 million, US$ 1.7 million of which has been paid already while the remaining balance is payable in four semi-annual consecutive installments, the first installment was paid in December 2011 and the last one will be paid in June 2013.

On March 2, 2011, we acquired, as co-owner, 40% of a rural property composed by thirteen plots of land located in the district of Perdriel, department of Luján de Cuyo, in the province of Mendoza. The purchase price for the 100% of the property was US$4.0 million which has been paid in full.

The following chart shows, for the fiscal years indicated below, certain information concerning our land acquisitions for each of the last fourteen fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Amount of Acquisitions (Ps. million)
1998 (1)	8	31.5
1999	-	-
2000	-	-
2001	-	-
2002	-	-
2003 (2)	1	25.0
2004	-	-
2005 (3)	2	9.3
2006 (4)	1	45.9
2007 (5)	1	7.3
2008 (6)	2	4.5
2009 (7)	7	133.2
2010 (8)	-	5.0
2011 (9)	3	61.5

(1)   Includes the acquisition of “Ñacurutú,” “Tapenagá,” “Santa Bárbara" and “La Gramilla,” “La Sofia,” “La Suiza,” “La Esmeralda” and “Tourné” farms of 30,350 hectares, 27,312 hectares, 7,052 hectares, 1,223 hectares, 41,993 hectares, 11,841 hectares and 19,614 hectares, respectively. It also includes the acquisition of “Las Vertientes” which is a silo plant.

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

(7)   Includes the acquisition of "Estancia Carmen", "Puertas de Luján", "Las Londras", "San Cayetano", "San Rafael", and "La Fon Fon" farms and 50% of "Jerovia" farm, of 10,911, 115, 4,566, 883, 2,969, 3,748 and 20,966 hectares, respectively.

(8)   Includes exercise of the option over 50% of the “Jerovía” farm of 3,646 hectares.

(9)   Includes the acquisition of “La Primavera” and “4 Vientos” farms of 2,341 hectares and 2,659 hectares, respectively.

In addition, it includes the acquisition of 943 hectares of the Mendoza farm.

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

The following chart shows, for the fiscal years indicated below, certain information concerning our land sales for each of the fourteen fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Gross Proceeds from Sales (Ps. million)	Profit/ (Loss) (1) (Ps. million )
1998 (2)	1	6.8	4.1
1999 (3)	2	27.8	9.4
2000	-	-	-
2001 (4)	2	9.0	3.0
2002 (5)	3	40.6	14.8
2003 (6)	2	12.0	4.9
2004 (7)	2	4.1	1.7
2005 (8)	2	29.8	20.0
2006 (9)	1	16.1	9.9
2007 (10)	3	29.9	22.3
2008 (11)	2	23.0	20.0
2009 (12)	2	2.0	1.9
2010 (13)	1	18.6	13.7
2011 (14)	2	84,5	54,6

(1)	Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.
(2)	Includes the sale of 7,878 hectares of “Moroti” and “Santa Rita” farms.
(3)	Includes the sale of “El Meridiano” and “Runciman” farms of 6,302 and 3,128 hectares, respectively.
(4)	Includes the sale of “El Bañadito” and “Tourne” farms of 1,789 and 19,614 hectares, respectively.
(5)	Includes the sale of “El Silencio”, “La Sofia” and “El Coro” farms of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.
(6)	Includes the sale of “Los Maizales” and “San Luis” farms of 618 and 706 hectares, respectively.
(7)	Includes the sale of “41-42” farm of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.
(8)	Includes the sale of “Ñacurutú” and “San Enrique” farms of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.
(9)	Includes the sale of “El Gualicho” farm of 5,727 hectares.
(10)	Includes the sale of 20,833 hectares of “Tapenagá” farm and the partial sale of 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm.
(11)	Includes the partial sale of 4,974 hectares of “Los Pozos” farm and the partial sale of 2,430 hectares of “La Esmeralda” farm.
(12)	Includes the partial sale of 1,658 hectares of “Los Pozos” farm and the partial sale of 1,829 hectares of “El Recreo” farm.
(13)	Includes the sale of 12,071 hectares of “Tali Sumaj”.
(14)	Includes the sale of “La Juanita” farm, of 4,302 hectares, and the partial sale of 910 hectares of “La Fon Fon”.

On July 24, 2008, we signed the deed of sale for two parcels of "El Recreo" farm (1,829 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.36 million, of which US$ 0.12 million were paid. The balance of US$ 0.24 million will be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The gain from this transaction was recognized during the last fiscal year as established in point 5.11.2 of Technical Resolution No. 17 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

On April 7, 2009, we signed the deed of sale for 1,658 hectares of "Los Pozos" farm located in the Province of Salta. The transaction was agreed for a price of US$ 0.5 million, that was collected in full.

On June 15, 2010, we signed the deed of sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 4.8 million, that was collected in full.

As of the date of this Annual Report, the preliminary attachment levied in the matter of “EXAGRIND S.A.- Estancia San Rafael v. Tali Sumaj et al, on Damages” has not been released, we promised to take all actions available to obtain the release and/or the replacement of the attachment, and undertook to perform all obligations that might arise if an adverse judgment was entered against it and to bear all legal costs and further procedural expenses resulting from the entry of a final and conclusive judgment in the case. To such end, we delivered a performance bond for the benefit of the purchaser as security for its obligations.

On September 3, 2010, we signed the title deed of sale of the “La Juanita” farm, located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of US$ 18 million, which have been fully paid. The sale resulted in a gain of approximately Ps.49.6 million.

In June, 2011, the sale of a parcel of land with a surface area of 910 hectares was been agreed upon. This parcel of land is allocated to agriculture and its total agreed amount was US$ 3.64 million, equivalent to US$ 4,000 per hectare, which had been purchased in 2008 for a price of US$ 2,300 per hectare. From the total sale amount, 27.5% has been collected, whereas the balance, i.e., 72.5%, is payable in 5 semi-annual consecutive installments, the last of which matures in December 2013.

Farms

As of June 30, 2011, we owned, together with our subsidiaries, 35 farms, with a total surface area of 646,237 hectares.

The following table sets forth our farm portfolio as of June 30, 2011:

	Use of Farms Owned and under Concession as of June 30, 2011
	Locality	Province	Date of Acquisition	Gross Size (in hectares)	Main Business	Beef Cattle (hectares)	Sheep (hectares)	Milk (hectares)	Agriculture (hectares)	Cattle Heads
LA ADELA	Lujan	Buenos Aires	Original	1,054	Agriculture	37			820	47
EL RECREO	Recreo	Catamarca	May ´95	12,395	Natural Woodlands
LOS POZOS	JV González	Salta	May ´95	240,858	Beef Cattle/ Agriculture/ Natural Woodlands	50,000			6,222	48,377
SAN NICOLAS (1)	Rosario	Santa Fe	May ´97	1,431	Agriculture				1,431
LAS PLAYAS (1)	Idiazabal	Cordoba	May ´97	1,534	Agriculture/ Milk			311	1,223
LA GRAMILLA/ SANTA BARBARA	Merlo	San Luis	Nov. ´97	7,052	Agriculture under irrigation				2,649
LA SUIZA	Villa Angela	Chaco	Jun. ´98	41,993	Agriculture /Beef cattle	37,673			3,937	17,102
LA ESMERALDA (5)	Ceres	Santa Fe	Jun. ´98	9,370	Agriculture / Beef cattle	1,764			6,046	63
EL TIGRE	Trenel	La Pampa	Apr. ´03	8,365	Agriculture / Milk			2,260	5,187	6,385
EL INVIERNO	Rancul	La Pampa	Jun. ´05	1,946	Agriculture				1,844
SAN PEDRO	Concepción de Uruguay	Entre Rios	Sep. ´05	6,022	Agriculture				4,948
8 DE JULIO/ ESTANCIA CARMEN	Puerto Deseado	Santa Cruz	May. ´07/ Sep. ´08	100,911	Sheep		100,911			13,063
CACTUS ARGENTINA	Villa Mercedes	San Luis	Dec. ´97	170	Feedlot	170				740
LAS VERTIENTES	Las Vertientes	Cordoba	Mar. ´98	4	Silo
LA ESPERANZA	Rancul	La Pampa	Mar. ´08	980	Agriculture				334
PUERTAS DE LUJAN	Lujan	Buenos Aires	Dic. ´08	115	Other
LAS LONDRAS/SAN CAYETANO/SAN RAFAEL/LA FON FON/ LA PRIMAVERA/ CUATRO VIENTOS	Santa Cruz	Bolivia	Jan. ´09/ Nov. ´08/ Jun. ´11	16,255	Agriculture				11,522
JEROVIA (2)	Mariscal Estigarribia	Paraguay	Feb. 09	22,789	Agriculture/ Natural Woodlands				2,626
ESTABLECIMIENTO MENDOZA	Lujan de Cuyo	Mendoza	Mar. 11	943
BRASILAGRO (4)	Brazil			172,050
SUBTOTAL OWN				646,237		89,644	100,911	2,571	48,789	92,575
CONCESSION IN SALTA (3)	Las Lajitas	Salta	-	132,000					10,401
SUBTOTAL CONCESSION				132,000					10,401
TOTAL				778,237		89,644	100,911	2,571	59,190	92,575

(1) Hectares in proportion to our 35.723% interest in Agro-Uranga S.A.
(2)   Hectares in proportion to our 50.0% interest in Cresca S.A. through Agrology S.A
(3)    Hectares under concession. Includes 11,314 hectares operated by third parties.
(4)    See breakdown under “International Expansion – “BrasilAgro Companhia Brasileira de Propiedades Agrícolas”.

La Adela. Located 60 kilometers northwest of Buenos Aires, “La Adela” is one of our original farms. In December 2001, “La Adela’s” dairy facility was closed down, and it is currently used for crop production. During the fiscal year ended June 30, 2010, 1,086 hectares were used for wheat, corn and soybean crops for high-yielding grain production. Between March 2005 and December 2007 we purchased an additional 72 hectares which were added to the existing 982 hectares.

El Recreo. Weather conditions in “El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, and acquired in May 1995, are similar to those in “Tali Sumaj” farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

On August 28, 2006, we entered into a promise agreement to sell 1,800 hectares of “El Recreo” farm. The purchase price agreed was US$0.15 million. We have received an advance payment of US$0.05 million.

On January 19, 2007, we entered into a promise agreement to sell 50 hectares of “El Recreo” farm, which is a co-ownership by us and Arcor Sociedad Anónima Industrial y Comercial. The purchase price agreed was Ps.0.7 million, which has been fully paid.

On July 24, 2008, we signed the deed of sale for two parcels in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The purchase price agreed was US$0.36 million, which has been paid in full.

Los Pozos. The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited for cattle raising and forestry activities (poles and charcoal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2010, we used 3,231 hectares in agricultural production. We completed the development of tropical pastures in approximately 50,000 hectares. As of June 30, 2010, there were 52,263 heads of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef by succeeding in raising, re-raising and fattening steer to be sold at an average weight of 332 kg. On June 5, 2007 we signed the deed of sale for a parcel of 14,516 hectares of “Los Pozos” farm for a price of US$2.2 million, which has been received.  The sale generated a gain of US$2.0 million. On October 22, 2007, we signed a deed for the transfer of an additional 4,974 hectares of our “Los Pozos” farm. The aggregate price was US$1.1 million, which has been fully paid. The sale generated a gain of approximately US$1.0 million. On April 7, 2009, we signed the deed of sale for 1,658 hectares of our farm. The transaction was agreed for a price of US$0.5 million, that was collected in full as of the date of issuance of our financial statements.

San Nicolás. “San Nicolás” is a 4,005 hectares farm owned by AgroUranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2010, approximately 6,458 hectares were in use for agricultural production, including double crops. The farm has two silos with storage capacity of 14,950 tons.

Las Playas. “Las Playas” farm has a surface of 4,294 hectares and is owned by AgroUranga S.A. Located in the Province of Córdoba, it is used primarily for agricultural and milk production purposes. As of June 30, 2010, the farm had 736 hectares of pasture used for milk production and a sown surface area, including double crops, of 3,804 hectares for grain production.

La Gramilla and Santa Bárbara. These farms have an aggregate surface of 7,052 hectares in Valle del Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of the 2009/2010 farm season, a total of 2,428 hectares were sown, 625 hectares of which sown under contractual arrangement with seed producers, and we leased, in turn, 1,967 hectares to third parties. The remaining hectares are used as land reserves.

La Suiza. “La Suiza” farm has a surface of 41,993 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2010, “La Suiza” had a stock of approximately 14,275 heads of cattle. During the 2009/10 season, we used 2,917 hectares for growing cotton, corn, soybean and sorghum.

La Esmeralda. “La Esmeralda” farm has a surface of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm, acquired in June 1998, has potential for agricultural production and cattle raising. During the 2009/2010 farm season, we used a total area of 5,295 hectares, including double crops, for production of corn, sunflower and sorghum.  As of June 30, 2010, “La Esmeralda” had 3,926 heads of cattle on 4,027 hectares. Our objective is to enhance its cattle raising efficiency, maintaining the bull breeding business, and increase its surface use in agriculture activities. On December 27, 2007, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430-hectare portion of this farm. The sales price agreed was US$6.2 million that has been collected in full. The sale generated a gain of approximately US$5.3 million.

El Tigre. “El Tigre” farm was acquired on April 30, 2003 and has a surface of 8,365 hectares. It is located in Trenel in the Province of La Pampa. As of June 30, 2010, 4,985 hectares were used for crop production. This farm produced 12.6 million liters of milk in the fiscal year ended June 30, 2010, with an average of 1,654 cows being milked and an average daily production of 18.5 liters per cow.

El Invierno. “El Invierno” farm was acquired on June 24, 2005 and has a surface of 1,946 hectares. It is located in Rancul in the Province of La Pampa, 621 kilometers west of Buenos Aires. During the fiscal year ended June 30, 2010, we used the land exclusively for crop production and planted 2,124 hectares, including double crops.

San Pedro. “San Pedro” farm was purchased on September 1, 2005. It has a surface of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2009/2010 farm season, 4,999 hectares were used for agricultural production, including double crops, and 1,143 hectares were leased to third parties for livestock activities.

8 de Julio and Estancia Carmen. “8 de Julio” farm was acquired on May 15, 2007 and has a surface of 90,000 hectares.  It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. “Estancia Carmen” was acquired on September 5, 2008 and has a surface of 10.911 hectares. It is located in the Province of Santa Cruz, next to our “8 de Julio” farm, and as the latter, it has excellent potential for sheep production. As of June 30, 2010, these farms had a stock of 11,093 sheep.

Cactus. The feedlot has a surface of 170 hectares and is owned by Cactus. It is located in Villa Mercedes, Province of San Luis. Cactus is a joint venture between us, Cactus Feeders Inc., one of the largest feedlot companies in the United States, and Tyson Foods, a leading beef and poultry meat processing company. The feedlot began to operate in September 1999. On June 30, 2009, Cactus Feeders Inc. sold its equity interest in Cactus.

Las Vertientes. “Las Vertientes” storage facility has a surface of 4 hectares and 10,000 tons capacity, and it is located in Las Vertientes, Río Cuarto, in the Province of Córdoba.

La Esperanza. On April 22 and 23, 2008, we signed title deeds for the purchase of 80% of the 980 hectares of “La Esperanza” farm located in the Province of La Pampa. The purchase price agreed was US$1.3 million that has been paid in full. During the fiscal year ended June 30, 2010, we used this farm solely for crop production.

Puertas de Luján. On May 30, 2008, IRSA entered signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires.  The purchase price agreed was US$3.0 million, of which the amount of US$1.2 million was paid on the date of the execution of the bill of purchase and the balance shall be paid upon the execution of the title deed.

On December 13, 2008, the company was formally recognized as Principal of the transaction.

Las Londras. On January 22, 2009, we executed the title deed for the acquisition of the “Las Londras” farm; it has a surface of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2009/2010 farm season it was used for crop production.

San Cayetano. On November 19, 2008, we executed the title deed for the acquisition of the “San Cayetano” farm. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface of 883 hectares, which were used for crop production during the 2009/2010 farm season.

San Rafael. On November 19, 2008, we executed the title deed for the acquisition of the “San Rafael” farm. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface of 2,969 hectares, which were used for crop production during the 2009/2010 farm season.

La Fon Fon. On November 19, 2008, we executed the title deed for the acquisition of the “La Fon Fon” farm; it has a surface of 3,748 hectares, and is located in the Province of Obispo Santiesteban, Republic of Bolivia. During the 2009/2010 farm season it was used for crop production.

On March 2, we agreed upon the sale of 910 hectares belonging to Yuchán and Yatay, which are engaged in agricultural production, for a total amount of US$ 3.6 million. From the total sales amount, US$ 1 million has been already collected, while the balance is payable in five semi-annual consecutive installments maturing from December 2011 to December 2013.

 Vientos. On June 3, 2011, we executed the purchase agreement of the “4 Vientos” farm, with a surface area of approximately 2,660 hectares, allocated to sugar cane production. Its purchase price was US$ 8.4 million.

La Primavera. On June 7, 2011 we executed the purchase agreement for “La Primavera” farm, with a surface area of approximately 2,340 hectares, allocated to soybean production.

Jerovia. Agrology owns 50% of “Jerovia” farm, located in Mariscal José Félix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, with a surface of 45,578 hectares. During the 2009/10 season 2,834 hectares were used for agriculture.

Establecimiento Mendoza. On March 2, 2011, we purchased, jointly with Zander Express S.A, a rural property composed of thirteen plots of land located in the District of Perdriel, Luján de Cuyo Department, in the Province of Mendoza. As a result of this acquisition, we have become owners of a 40% undivided estate in all and each of the properties, while Zander Express S.A. holds the remaining 60%. The total agreed price for this transaction was US$ 4.0 million; therefore, the amount of US$ 1.6 was payable by us.

BrasilAgro. See breakdown of farms in the section “International Expansion – BrasilAgro Companhia Brasileira de Propriedades Agricolas.”

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

The initial duration of lease agreements is typically one crop season. Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During fiscal year 2011, we leased from third parties a total of 71 fields, covering 64,840 hectares, of which 52,205 hectares were assigned to farming production, including double crops, and 12,635 hectares to cattle. The properties for agricultural production were leased, primarily, at a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows the breakdown of the number of hectares of leased land used for each of our principal production activities:

Fiscal Year ended June 30,
	2009	2010	2011
	Leased	Leased	Leased

Crops	59,615	42,696	52,205
Beef Cattle	32,795	12,635	12,635

Due to the rise in the price of land, we adopted a policy of not validating such prices and only leasing land at values that would ensure appropriate margins.

Storage Facilities

As of June 30, 2011, we had storage capacity of approximately 15,341 tons (including 35.723% over 14,950 tons available at AgroUranga S.A.).

The following table shows, for the fiscal years presented, our storage facilities:

	Storage capacity
	Fiscal year ended on June 30,
	2007	2008	2008	2010	2011
	(in tons)

Las Vertientes	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341	5,341	5,341
Total	15,341	15,341	15,341	15,341	15,341

(1) Owned by us through AgroUranga S.A. (which represents 35.723% of capacity).

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

Milk

During the fiscal years 2009, 2010 and 2011 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2011 our sales from the agribusiness (excluding sales of farms) and feedlot/slaughtering segment were Ps.607.4 million and were made to approximately 408 customers. Sales to our ten largest customers represented approximately 74% of our net sales during the fiscal year 2010 and approximately 46% for the fiscal year ended June 30, 2011. Of these customers, our biggest three customers, Cargill S.A., Molinos Río de la Plata S.A. and Bunge Argentina. S.A. represented, in the aggregate, approximately 20% of our net sales for 2011, while the remaining seven customers in the aggregate represented approximately 26% of our net sales in fiscal year 2011. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options to hedge against a drop in prices. Approximately 85% of the futures and options contracts are closed through the Bolsa de Cereales de Buenos Aires (Buenos Aires Grains Exchange) and 15% in the Chicago Board of Trade for hedging purposes.

Our storage capabilities allow us to condition and store grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for 10,000 tons, are located in “Las Vertientes”, close to Río Cuarto, Province of Córdoba. In addition, we store grains in silo bags.

Beef Cattle

We have several marketing channels. We sell directly to local meat processors, supermarkets and in auctions. Our customers include Arre Beef S.A., Quickfood S.A., Finexcor S.A., Frigorífico La Pellegrinense S.A., Friar S.A., Madelan S.A., Jumbo Retail Argentina S.A., Frigorífico Bermejo S.A. and Frigorífico Amancay S.A., at prices based on the price at Liniers Market.

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

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. We are one of Argentina’s leading producers. However, if we compare the percentage of our production to the country’s total figures, our production would appear as extremely low, since the agricultural market is highly atomized. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of raw materials and an excess price in our sales.

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

On May 2, 2006, BrasilAgro’s shares were listed in the Novo Mercado of the Brazilian Stock Exchange (BOVESPA) with the symbol AGRO3. BrasilAgro’s shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts pursuant to an exception from registration under the US Securities Act of 1933. The amount originally offered was R$ 532 million, equivalent to 532,000 book-entry common shares at a price of R$ 1,000 per share of BrasilAgro.

In addition, as is customary in the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Banco de Investimentos Credit Suisse (Brazil) S.A. had another option to increase it by 15% (Green shoe). Given the high demand shown by the placement, both BrasilAgro and Banco de Investimentos Credit Suisse (Brazil) S.A. exercised such options increasing the placement up to 583,200 shares equivalent to R$ 583.2 million, which were fully placed and paid in.

In addition to the funds we originally contributed, we purchased shares in the offering for R$ 42.4 million (approximately US$ 20.6 million). Following such contribution we held a total amount of 42,705 shares, equivalent to 7.4% of BrasilAgro’s capital stock.

On October 31, 2007, BrasilAgro carried out a 1-for-100 share split approved at the Special Shareholders' Meeting held on March 15, 2007 and ratified at the Annual Shareholders' Meeting held on October 29, 2007. Following this split, BrasilAgro's capital stock was composed of 58,422,400 common shares.

On July 22, 2010, the board of directors of BrasilAgro approved the proposal to terminate the consulting services agreement executed with Paraná Consultora de Investimentos S.A.

On October 20, 2010 and on December 23, 2010, we and Tarpon executed two addenda to the share purchase agreement dated as of April 28, 2010, under which we acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock. Consequently, on October 20, 2010 we paid R$25.2 million and on December 23, 2010 we paid R$50.8 million, and the price reminder of R$52.6 million was paid on April 27, 2011.

Consequently, we are the owners of 20,883,916 shares or 35.75% of BrasilAgro’s outstanding capital stock. It should be noted that such acquisition of shares does not imply any change of control within the shareholders’ group of BrasilAgro according to the legal regime in Brazil; and that BrasilAgro’s shareholders’ agreement will remain effective with the amendments that may be required for the sale of the shares owned by Tarpon and its affiliates to us. Additionally, we own 168,902 BrasilAgro’s first issuance warrants and 168,902 BrasilAgro’s second issuance warrants.

In addition, during the last quarter of calendar year 2010, we entered into an agreement by means of which we assigned all equity and political rights related to 2,276,534 shares of BrasilAgro for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf. In consideration for the assignment, we paid a fixed value of US$0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$7.15 per share sold or transferred.

As concerns its portfolio as of June 30, 2011, BrasilAgro had 9 properties, with an aggregate surface area of 172,050 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offering high appreciation potential.

Property	Province	Surface area	Main Activity	Purchase Price
		(in hectares)		(R$ MM)
São Pedro Farm	Chapadão do Céu/GO	2,447	Sugar cane	R$ 9.90
Cremaq Farm	Baixa Grande Ribeiro/PI	32,702	Crops	R$ 42.00
Jatobá Farm (1)	Jaborandi/BA	31,606	Crops and Cotton	R$ 33.00
Alto Taquari Farm	Alto Taquari/MT	5,186	Sugar cane	R$ 33.20
Araucária Farm	Mineiros/GO	9,682	Sugar cane	R$ 70.40
Chaparral Farm	Correntina/BA	37,182	Crops and Cotton	R$ 47.80
Nova Buriti Farm	Januária/MG	24,247	Forest	R$ 21.50
Preferência Farm	Barreiras/BA	17,799	Cattle	R$ 9.50
Horizontina Farm	Tasso Fragoso/MA	14,359	Crops	R$ 37.20
	Total	175,210		R$ 304.50
Total Owned by BrasilAgro (1)		172,050		R$ 301.20

(1)   Jatobá is owned by our affiliate Jaborandi S.A., in which we hold an equity interest of 90%. The Maeda group holds the remaining 10%.

(2)   After new measurement of our properties we adjusted the total and farmable area to 174,149 hectares and 127,723 hectares, respectively.

Sao Pedro is a farm in Chapadao do Sul (MS). With a surface area of 2,447 hectares, Sao Pedro was bought for R$ 9.9 million. Its potential production area is 1,724 hectares.  In this farm, BrasilAgro has harvested summer crops consisting of 1,700 hectares of soybean and 433 hectares of corn, and has planted 293 hectares of winter corn. In our opinion, this land offers high potential for appreciation as a result of the sugar cane premises scheduled to be installed in the region. On October 3, 2011 we informed our shareholders and the public in general that on September 28, 2011, we sold Fazenda São Pedro.

Cremaq is a farm in Baixa Grande do Ribeiro (Piaui). Acquired for R$ 42 million and with a surface area of 32,702 hectares, it is estimated that the total production area will be 21,800 hectares. The farm is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are quite suited to soybean, corn and cotton crops. This property has also been bought for a value lower than average in the region and it offers major appreciation potential. BrasilAgro has harvested 15,346 hectares of soybean, 3,130 hectares of corn, and 1,050 hectares of rice. In addition, it has a 247 hectare cotton plantation.

Jatobá is a farm located in the Jaborandi district, in the State of Bahía. The acquisition price was R$ 33 million and it has 31,606 hectares. It is estimated that the total production area will be 24,250 hectares. BrasilAgro has harvested 10,092 hectares of soybean and 771 hectares of corn.

Alto Taquarí is a farm  with a total area of 5,186 hectares, and it is located in the municipality of Alto Taquarí, Mato Grosso. This property was purchased for R$ 33.2 million. Its estimated production area is 3,666 hectares. Alto Taquarí executed an agreement with ETH Bioenergía for supplying sugar cane during two full cycles (6 harvesting years, including 5 harvests).

Araucária  is a farm which has a total area of 9,682 hectares, and is located in the municipality of Mineiros, Goiás. The production area is estimated at 7,205 hectares. BrasilAgro has harvested winter crops in an area of 688 hectares. Araucária executed an agreement with ETH Bioenergía for supplying sugar cane during two full cycles (6 harvesting years, including 5 harvests). 100% of the area is planted with sugar cane, totaling 5,455 hectares.

Chaparral is a farm located in Correntina, Bahía. This farm has a surface area of 37,181 hectares and was purchased for R$ 47.8 million. Its potential production area is 27,400 hectares and BrasilAgro has harvested 8,920 hectares of soybean.

Nova Buriti  is a farm with a total surface area of 24,247 hectares, and it is located in the municipality of Januaria, Minas Gerais. With a production area estimated at 19,000 hectares, it will be used for forestry activities. At present, BrasilAgro is awaiting the licenses required to start operating this farm.

Preferencia is a 17,799-hectare farm located in the municipality of Barreiras, Bahía. The purchase transaction was closed in September 2008 and it was agreed for a price of R$ 500.0 per hectare. This property has good conditions for cattle breeding and crops growing. We have started rolling out a beef cattle project.

Horizontina is a 14,359 hectares farm, located in the municipality of Tasso Fragoso, Maranhão. We believe that this property has high appreciation potential if its land is developed. BrasilAgro invested approximately 2.6 million in infrastructure improvement works.  BrasilAgro has harvested of 3,083 hectares of soybean and 800 hectares of rice.

During fiscal year 2011, BrasilAgro expanded its sown area (summer and winter season and sugar cane) by 26% compared to the previous period, reaching 58,191 hectares. In addition, during this year BrasilAgro developed 20,100 additional hectares, 14,200 of which were planted with soybean in the past season and 5,900 are being prepared for the coming season.

At the end of fiscal year 2011, BrasilAgro presented consolidated assets for R$ 748.2 million, R$ 135.6 million of which were included in the Cash and banks, and Short-term investments accounts.

BrasilAgro will continue to focus its activities on agricultural real estate and on the development of its four main business lines: sugar cane; crops and cotton; forestry and cattle breeding. Since its start of operations in 2006, BrasilAgro’s sown area has recorded an annual average growth of 38%.

For more information, please see “Recent Developments” and “Significant Changes”.

Futuros y Opciones.Com S.A.

In May 2000, we acquired 70% of the shares of FyO S.A. (“Futuros y Opciones.com”) for Ps.3.6 million. A site launched in November 1999 which main goal is to become the most important agricultural business community in Latin America. Futuros y Opciones.Com launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, arrange loans, and obtain insurance, among other things. Currently, the main activity of Futuros y Opciones.Com is grain brokerage.

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

The grain business strengthened, reaching the number of tons agreed during the fiscal year. On the side of revenues, invoicing percentages over total tons agreed decreased compared to the previous year, given that year 2009, which was taken as basis, was signaled by the transfer of invoices caused by the agricultural stoppage of the previous season.

As of June 30, 2010, Futuros y Opciones.Com total revenues increased by 61.95% from Ps.21.5 million for fiscal year 2009 to Ps.34.8 million for fiscal year 2010, with 8.27% growth in the revenues yielded by its main business, grains brokerage, from Ps.7.3 million for fiscal year 2009 to Ps. Ps.7.9 million for fiscal year 2010. In addition, the business consisting in sales of inputs grew by 99.48% from Ps.12.0 million for fiscal year 2009 to Ps.23.9 million for fiscal year 2009, while revenues from commissions from the same business rose 200.99% from Ps.0.2 million for fiscal year 2009 to Ps.0.5 for fiscal year 2010 and technology services commissions increased by 35.13% from Ps.0.9 million for fiscal year 2009 to Ps.1.2 million for fiscal year 2010.

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

On September 30, 2010, the Ordinary Shareholders Meeting of FyO.Com decided to approve a capital increase for up to Ps. 5,925, related to issuing 538,613 registered, non-endorsable shares of common stock with a face value of Ps. 1, plus an additional paid-in capital for Ps. 5,386. In such sense, we subscribed shares for Ps. 4,467, of which Ps. 3,541 was made by the conversion of debt into equity and the difference for Ps. 926 to be paid-in in cash. As a result of the transaction as of March 31, 2011, we held a 65.85% interest in Futuros y Opciones.Com.

As of the end of fiscal year 2011, our total revenues from our grains brokerage business unit were Ps.14.3 million with a trading volume of 1.2 million tons, 10% higher than the volume traded in fiscal year 2010 and thus accumulating a 50% growth in the last 7 years. The main crops traded were corn and soybean, and to a lesser extent, wheat and sunflower.

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

During fiscal year 2007, Cactus entered into a joint venture with Tyson Foods, a leading meat processing company, pursuant to which Tyson Foods, through Provemex Holdings LLC, acquired a 52% equity interest in Cactus to establish the first integrated cattle operation in Argentina. Consequently, our equity interest and Cactus Feeders, Inc. equity interest in Cactus was reduced to 24% each. Since December 31, 2006, we no longer use the proportional consolidation method to account for our investment in Cactus due to the reduction of our equity interest in Cactus from 50% to 24%.

On January 11, 2007, we and Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (“EAASA”) shares for Ps.16.8 million. EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle heads per month. Cactus has been a pioneer in feedlot services with 25,000 heads of cattle capacity, depending on the size of the cattle. Cactus’ client base changed during recent years, as many companies related to the beef sector bought calves to be fed at the feedlot. To assure themselves a constant supply of high quality beef, these companies keep an inventory of cattle on feed.

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

On June 30, 2009, we entered into a shareholders’ agreement with Cactus Feeders for the purchase of its 24% interest in Cactus and 0.24% interest in EAASA. The agreed purchase price was US$2.4 million. At the same time, we and Tyson Foods S.A. made contributions to Cactus in the amount of US$2.4 million and US$2.6 million, respectively. As a consequence of the transaction, we increased our equity interest in Cactus to 48%. The companies have strengthened as a result of the above mentioned capitalizations, which will help develop our strategic business plan in the cattle beef processing industry.

The decrease in supply has adversely affected the value chain by reducing cold-storage plant utilization, which in turn has left several plants struggling to remain operational in view of the poor returns and shortage of raw materials. Our investment in EAASA has not escaped unscathed and we are assessing our alternatives looking forward.

On December 23, 2010, in order to provide Cactus with funds to meet its working capital needs, we took part in a capital increase in the amount of US$4.0 million. Therefore, we increased our ownership interest in Cactus from 48% to 80%, the remaining 20% is held by our partner Tyson Provemex Holdings, LLC. As part of this transaction, we and Tyson decided to make certain amendments to the shareholders agreement and, in this context, we granted Tyson a put option in connection with its 20% equity interest in Cactus.

AgroUranga S.A.

We have a 35.7% interest in AgroUranga S.A. This company maximizes the use of production processes, with special emphasis in soil conservation, the application of rational techniques and care of the environment. AgroUranga S.A. has two farms: Las Playas and San Nicolás, with an aggregate surface of 8,305 hectares, located in the core region of the Pampas prairies. 40% of the revenues from AgroUranga’s crop production derive from its special products division, including popcorn, chickpea, peas and lentils, whereas the remaining 60% derives from commodities. Currently, with the assistance of its foreign trade team it is seeking to add new products to significantly increase export volumes, encouraged by the growing demand.

Agrology S.A.

Agrology was incorporated on May 8, 2008, with our equity interest of a 97% equity interest and IGSA holding the remaining 3%. The capital stock of Ps.50,000 was fully subscribed and paid. On May 28, 2008, Agrology acquired the interest held by IGSA in IRSA, 2,187,479 GDRs, at a price of Ps.96.0 million. In consideration thereof, Agrology substituted IGSA as borrower of IRSA’s debt with us for such amount, pursuant to the line of credit agreement entered into by IRSA and us. As a result of this sale, the rights pursuant to the loan agreement entered into by us and IFISA were also assigned. On August 6, 2008, Agrology entered into a securities loan agreement with IFISA granting 1,275,022 GDRs of IRSA under the same conditions as the previous agreement. These loans accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points.  They would be effective for 30 days and may be renewed for periods, up to a maximum of 360 days. Later, IFISA had returned 811,711 IRSA’s GDRs to Agrology.

On July 30, 2009 and July 25, 2010, Agrology and IFISA extended for 360 days the maturity of the securities loan agreement mentioned above, granting under this agreement, 1,253,942 GDRs of IRSA.

On September 8, 2010, Agrology celebrated a new agreement with IFISA, by means of which Agrology granted 800,000 GDRs of IRSA under the same conditions as the previous agreements.

Agrology’s purpose is to invest in financial instruments and manage equity interests in other companies.

Expansion in Paraguay

In the context of operations that represent a new expansion of our agricultural business in South America, on September 2008, we entered into several agreements to carry out real estate and agricultural, livestock and forestry activities in the Republic of Paraguay. Under these agreements, a new corporation was organized together with Carlos Casado S.A. under the name Cresca, in which we hold a 50% equity interest. Additionally, we provide consulting services for the agricultural, livestock and forestry development of a rural property of 41,931 hectares.

We entered into a promise agreement to purchase a 50% interest in a rural property located in Mariscal José Felix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A., for a price of US$5.2 million, in order to contribute them to the new company organized. The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009. Therefore, jointly with the contribution made by Carlos Casado S.A., the total value of the contributions in Cresca is US$10.5 million. In addition, Cresca has an option granted by Carlos Casado S.A. for the purchase of 100,000 additional hectares located in Paraguay.

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

On March 19, 2010 the option granted under the agreement dated September 3, 2008 (Call Option Agreement) was partially exercised, whereby 3,614 hectares, valued at US$350 each, were transferred to Cresca.

Finally, on June 29, 2010, the title deed was executed, involving the conveyance of 3,646 hectares.

Expansion in the Republic of Bolivia and the Oriental Republic of Uruguay

In the framework of a series of transactions that represent a new expansion of our agribusiness operations in South America, in line with our business plan, we have incorporated companies that own land in the Republic of Bolivia through our controlled companies Agrology S.A., Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. (formerly known as Agropecuaria Cervera S.A.) and have acquired a company in the Republic of Uruguay.

For such purposes, the following companies were incorporated: Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria S.A., Itin Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A and Yuchan Agropecuaria S.A. whose shareholders are: (i) Agrology S.A. with a 95.12% shareholding, (ii) Inversiones Ganaderas S.A. and (iii) Agropecuaria Anta S.A. with a 2.44% interest, each. The preceding Bolivia-based companies (except for Agropecuaria Acres del Sud S.A.) acquired land for agricultural operations. We maintain a 100.00% ownership interest in the capital stock of those companies, all engaged in agricultural operations.

In addition, during October 2008, we acquired, through our controlled company Agrology, a company named Helmir S.A., domiciled in the Republic of Uruguay and incorporated with a broad-ranging corporate purpose.

In line with our international expansion strategy, we have entered into a number of agreements to formalize our position in various South American countries. In July 2008, we, acting through various companies, executed several promise to purchase agreements for an aggregate of 12,166 hectares in the Republic of Bolivia for a total price of US$28.9 million.

In connection with these lands, on November 20, 2008, two purchase instruments including delivery of possession were executed, as part of the process of casting into public deed and filing of deeds with the relevant registries, involving the purchase of 883, 2,969 and 3,748 hectares in “San Cayetano,” “San Rafael” and “La Fon Fon” farms, respectively, located in Santa Cruz, Bolivia. We have already paid 43% of the agreed price of US$17.5 million. The remaining balance was payable in two annual installments: the first one was paid during the 2010 fiscal period, and the second one was paid in fiscal year 2011.

On January 22, 2009, we executed a deed of purchase for 4,566 hectares in Las Londras farm, located in the Province of Guarayos, Bolivia. On that date, the sum of US$3.8 million was paid, representing 42.9% of the total agreed price. The remaining balance is payable in two annual installments: the first one was paid during the 2010 fiscal period, and the second one was paid in fiscal year 2011.

During fiscal year 2010, 10,800 hectares of the farms located in Bolivia were sown. This region has traditionally achieved double harvesting of soybean, which means that better results can be obtained per hectare during a single season; yet, the weather conditions that prevailed during the last year have not allowed double harvesting.

In June 2011, we entered into a purchase agreements for two agricultural parcels located at Santa Cruz, Bolivia, with a total surface of 5,000 hectares, which will be used for agricultural exploitation:

(i) The first parcel has a surface of approximately 2,660 hectares for sugar cane exploitation purposes. The purchase price was US$8.4 million. Upon the execution of the purchase agreement, we paid 23.8% of the purchase price. The balance will be paid in four installments, being the first installment in June 2011 and the last installment in October 2012.

(ii) The second parcel has a surface of approximately 2,340 hectares for soybeans exploitation purposes. The purchase price was US$4.9 million. Upon the execution of the purchase agreement, we paid 33.9% of the purchase price. The balance will be paid in four consecutive semi-annual installments, being the first installment in December 2011.

Transfer of title of both parcels will occur once the purchase price has been paid in full.

Additionally, we have agreed to sell a parcel with a surface of 910 hectares for US$3.64 million. We have been paid 27.5% of the purchase price and the balance will be paid in 5 consecutive semiannual installments, being the last installment in December 2013.

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

Quality control of Grains and Cattle

The quality of the grains and the health measures of the cattle are regulated and controlled by the Servicio Nacional de Sanidad y Calidad Agroalimentaria (“SENASA”), which is an entity within the Ministry of Agriculture, Livestock and Fishing and Production (“Ministerio de Agricultura, Ganaderia y Pesca”) that oversees the farming and animal sanitary activities.

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

Export Restriction of Beef

The Ministry of Agriculture, Livestock and Fishing oversees the farming and animal sanitary activities and controls the distribution of the annual regular quota of top quality chilled beef without bones, the “Cuota Hilton.” The destination of the Cuota Hilton is the European Union.

In September 2010, the Secretaria de Agricultura Ganadería Pesca y Alimentos granted to our subsidiary EAASA 622 tons to export beef under the authorized quotas, known as Cuota Hilton. As of the date of these Annual Report, such quotas have not been modified

Environment

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

As of June 30, 2011, we owned land reserves in excess of 339,744 hectares, which are located in under-utilized areas where agricultural production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

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

As our and IRSA’s consolidated annual sales volume exceeds Ps.200.0 million, IRSA should give notice to the Antitrust Authority of any transaction within the scope of the Antitrust Law.

On June 30, 2009 Cactus Feeders, Helmir and we subscribed a stock purchase agreement, whereby Cactus Feeders Inc. transferred to us and Helmir, which is controlled indirectly by our shares of Cactus Argentina. Moreover on June 07, the economic concentration was notified to the Antitrust Authority. On October 28, 2010 the Antitrust Authority authorized the transaction.

On December, 2010 the shareholders of Cactus requested the Antitrust Authority an opinion regarding the structure resulting of an increase in the capital of Cactus Argentina S.A. and a new shareholders’ agreement. The Antitrust Authority issued an opinion stating that the transaction has to be notified for its authorization. On November, 2011 Cactus and Provemex filed a notification with the Antitrust Authority.

Real Estate Business

Our equity interest in IRSA was 63.22% as of June 30, 2011. This percentage includes 43,401,932 shares owned by Agrology. We started consolidated the accounts and results of operations of IRSA as from October 1, 2008. Our consolidated financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2010 and 2009 and for the years then ended is not comparable to prior periods.

Operations and principal activities

Through our subsidiary IRSA, one of Argentina’s leading real estate companies in terms of total assets, we are engaged directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities, including:

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

As of June 30, 2010 and 2011, IRSA had total assets of Ps. 5,633.4 million and Ps. 6,315.3 million, respectively and shareholders’ equity of Ps. 2,403.0 million and Ps. 2,481.8 million, respectively. Our net income for the fiscal years ended June 30, 2009, 2010, and 2011 was Ps. 158.6 million, Ps. 334.5 million and Ps. 282.1 million, respectively. IRSA is the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

IRSA currently owns 29.77% (does not consider the effect of Banco Hipotecario’s treasury stock) of Banco Hipotecario S.A. (“Banco Hipotecario”), one of the leading financial institutions in Argentina.

	Fiscal years ended June 30, (1)
	2011	2010	2009
	(in thousands of Pesos)

Offices and Other Non-Shopping Center Rental Properties:
City of Buenos Aires	163,949	153,989	147,142
Buenos Aires Province	669	175	607
Subtotal	164,618	154,164	147,749

Shopping Centers and Consumer Financing:
City of Buenos Aires	534,563	638,694	514,353
Buenos Aires Province	91,321	59,833	47,488
Salta Province	19,275	13,701	10,838
Santa Fe Province	42,642	30,821	24,141
Mendoza Province	36,441	27,206	25,478
Córdoba Province	19,113	13,446	11,262
Subtotal	743,355	783,701	633,560

Development and Sale of Properties:
City of Buenos Aires	192,605	214,913	262,646
Buenos Aires Province	114,695	9,461	10,043
Córdoba Province	63	21	29
Santa Fe Province	24,461	-	7,644
Mendoza Province	-	1,172	-
Salta Province	148	-	-
Neuquén Province	9,102	-	-
Subtotal

Hotels:	122,627	101,088	98,427
City of Buenos Aires	70,256	58,806	60,486
Rio Negro Province	192,883	159,894	158,913
Subtotal

Total by Geographic Area:
City of Buenos Aires	1,013,744	1,108,684	1,022,568
Buenos Aires Province	206,685	69,469	58,138
Rio Negro Province	70,256	58,806	60,486
Santa Fe Province	67,103	30,821	31,785
Salta Province	19,423	13,701	10,838
Córdoba Province	19,176	13,467	11,291
Mendoza Province	36,441	27,206	25,478
Neuquén Province	9,102	-	-
Total	1,441,930	1,322,154	1,220,584
(1) Our Financial Operations and Others segment does not generate revenues, but instead generates gain (loss) on equity investees.

Shopping centers. IRSA is engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo. Alto Palermo operates and owns majority interests in eleven shopping centers in Argentina, seven of which are located in the Buenos Aires metropolitan area and four of which are located in the provinces of Mendoza, Santa Fe, Córdoba and Salta. Recently APSA has started operations, through a concession, of its 13th Shopping Center in the province of Santa Fé. Our Shopping Center segment had assets of Ps.1.9 billion as of June 30, 2010, and Ps. 2.2 billion as of June 30, 2011, representing 34.3% and 35.4 % of our consolidated assets as of such dates respectively, and generated operating income of Ps.268.0 million and Ps.385.1 million during our 2010 fiscal year and 2011 fiscal year, respectively, representing 49.6% and 65.8% of our consolidated operating income for such years.

Consumer financing. IRSA was engaged in the consumer financing business through its subsidiary Tarshop S.A.. Tarshop’s credit card operations consist primarily of lending and servicing activities relating to the credit card products it offers to consumers at shopping centers, hypermarkets and street stores.

IRSA’s Consumer financing segment had a low impact in IRSA’s figures this fiscal year since September 1, 2010, Tarshop S.A. no longer consolidates its financial statement due to an 80% sale of the outstanding capital stock to Banco Hipotecario, an IRSA affiliate on September 1, 2010. However, IRSA still has a 100% equity interest in Metroshop, a small consuming financing company with a residual credit portfolio which will keep diminishing here on.

As of June 30 2010 and 2011 IRSA’s consumer financing segment had assets equivalent to Ps.327.3 million and Ps. 45.7 million, respectively, representing 5.8% and 0.4% of our consolidated assets as of such date, and had an operating loss of Ps.53.3 million and Ps. 19.0 million during our 2010 and 2011 fiscal years which represented 9.9% and 3.2% of our consolidated operating income for such periods.

Development and Sale of Properties. The acquisition and development of residential apartment complexes and other residential communities for sale is another of our core activities. IRSA’s development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. For the development of residential communities, IRSA generally acquires vacant land, develop infrastructure such as roads, utilities and common areas and sell plots of land for construction of residential units. IRSA Development and Sale of Properties segment had assets of Ps.657 million and Ps. 712.5 million as of June 30, 2010 and June 30, 2011 respectively, representing 11.7% and 11.3% of its consolidated assets as of such dates, and had an operating income of Ps.139.5 million and Ps.85.1 million during fiscal years 2010 and 2011, respectively, representing 25.8% and 14.5% of IRSA’s consolidated operating income for such years.

Offices and Other Non-Shopping Center Rental Properties.  As of June 30, 2011, IRSA directly and indirectly owned interests in 11 office buildings that in the aggregate represented 327,838 square meters of gross leasable area. IRSA’s Office and Other Non-Shopping Center Rental Properties segment had assets of Ps.1.1 billion as of June 30, 2010 and of Ps. 1.4 billion as of June 30, 2011, representing 19.3% and 22.4% of our consolidated assets as of such dates, and generated operating income of Ps.73.5 million and Ps.84.1 million during fiscal year 2010 and 2011, respectively, representing 13.6% and 14.4% of our consolidated operating income for such years.

Hotels.  IRSA owns 50% of the Hotel Llao Llao in Bariloche, a controlling interest in the Hotel Intercontinental in Buenos Aires and 80% of the Hotel Sheraton Libertador in Buenos Aires. IRSA’s Hotel segment, which consists of its investments in these three hotels, had assets of Ps.248.3 million as of June 30, 2010 and Ps. 239.5 million as of June 30, 2011, representing 4.4% and 3.8% of its consolidated assets as of such dates, and generated operating income of Ps.5.4 million and Ps.12.2 million during fiscal years 2010 and 2011, respectively, representing 1.0% and 2.1% of our consolidated operating income for such years.

Banco Hipotecario.  During fiscal year 2011 IRSA continued increasing its interest in Banco Hipotecario, as of June 30, 2011 IRSA owns approximately 29.77% of Banco Hipotecario, Argentina’s largest mortgage lender in terms of outstanding mortgage loans. IRSA’s investment in Banco Hipotecario is held in the form of Class D shares which are currently entitled to three votes per share, affording us the right to cast 46.46% of the total votes at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2011, IRSA’s investment in Banco represented 14.5% of its consolidated assets, and such investment generated a gain of Ps.142.1 million, Ps. 151.6 million and Ps. 76.7 million during our fiscal years ended June 30, 2009, 2010 and 2011.

International. In the past, IRSA had made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which were sold between 2001 and 2002. Recently IRSA has acquired through a subsidiary, in which IRSA has a 49% equity interest, an office building located in Madison Avenue in the city of New York, Additionally, IRSA owns a 49% interest in a United States company which principal asset is the office building known as “Lipstick” in New York City. Furthermore, together with some affiliates, IRSA had acquired and later sold part of its equity interest in Hersha, a real estate investment trust listed on the New York Stock Exchange  (NYSE:HT), which has interests in 78 hotels, primarily distributed along the northeast corridor of USA, totalizing about 10.400 rooms as of June 30, 2011. At the end of our fiscal year 2011 IRSA owned 9.2% stake in such company. IRSA intends to continue evaluating real estate investment opportunities outside of Argentina.

Business Strategy

As a leading company in Argentina dedicated to acquiring, developing and managing real estate, we seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of our land reserves and enhance the margins of our Development and sale of properties segment through partnerships with other developers.

Shopping centers. IRSA believes that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and a level of shopping center penetration that IRSA considers low compared to many developed countries. IRSA’s main objectives are generating a sustained growth in the cash flow of our shopping centers and increasing their value in the long-term, and maintaining a leading position in the Argentina´s shopping center industry.

Development and Sale of Properties. IRSA seeks to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “green space” for recreational activities. IRSA also seeks to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, IRSA mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. In addition, IRSA seeks to develop residential properties for other segments of the residential market in Argentina and during the first quarter of the fiscal year ended June 30, 2008, IRSA entered into a partnership with Cyrela Empreendimentos e Participações, a leading Brazilian residential real estate developer, to penetrate in new market segments.

Office and Other Non-Shopping Center Rental Properties. Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in Buenos Aires and, as a result, IRSA believes there is currently substantial demand for those desirable office spaces. IRSA seeks to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that IRSA believes offers returns and potential for long-term capital gains. IRSA expects to continue its focus on attracting premium corporate tenants to its office buildings. Furthermore, IRSA intends to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

Hotels. IRSA believes its portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. IRSA seeks to continue with its strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation. IRSA also seeks to continue to invest in improvements for our hotels to maintain a high level of service in the hotel competitive sector.

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

Shopping Centers

Overview

Through IRSA, we are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2011, Alto Palermo operated and owned majority interests in twelve shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two of which are located in the greater Buenos Aires (Alto Avellaneda and Soleil Factory) metropolitan area and the other four of which are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba.

As of June 30, 2011, IRSA owned 94.9% of Alto Palermo. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related GDSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2011, IRSA owned US$31.7 million of Alto Palermo’s convertible notes due July 2014. If IRSA, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 97.5% of its fully diluted capital.

As of June 30, 2011, Alto Palermo’s shopping centers comprised a total of 299,326 square meters of gross leaseable area. For fiscal period 2011, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 97.3%.

As a result of APSA’s acquisition of several shopping centers, IRSA centralized management of its shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2011:

Shopping Centers

	Date of Acquisition	Leaseable Area square meters (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book Value (Ps./000) (5)
					2011	2010	2009
Shopping Centers (6)
Alto Palermo	11/97	18,701	100.0%	100.0%	120,338	98,020	82,450	279,937
Abasto Shopping (7)	07/94	37,731	100.0%	99.8%	118,259	91,304	77,773	325,352
Alto Avellaneda	11/97	36,663	100.0%	96.3%	77,121	59,833	47,488	169,456
Paseo Alcorta	06/97	13,911	100.0%	99.2%	52,027	42,714	39,067	133,090
Patio Bullrich	10/98	11,741	100.0%	100.0%	45,033	37,254	31,537	136,466
Alto Noa Shopping	03/95	19,001	100.0%	100.0%	19,275	13,701	10,838	40,912
Buenos Aires Design	11/97	13,777	53.7%	98.6%	17,329	14,613	12,965	18,103
Alto Rosario Shopping (7)	11/04	28,646	100.0%	95.0%	42,642	30,821	24,141	138,472
Mendoza Plaza Shopping	12/94	40,659	100.0%	95.2%	36,441	27,206	25,478	123,312
Fibesa and Others (8)	-	N/A	100.0%	N/A	35,832	24,928	25,235	-
Neuquén (9)	07/99	N/A	98.1%	N/A	-	-	-	17,063
Dot Baires Shopping (10)	05/09	49,527	80.0%	99.7%	77,169	64,515	8,499	495,836
Córdoba Shopping Villa Cabrera	12/06	15,174	100.0%	98.1%	19,113	13,446	11,262	78,527
Soleil	07/10	14,091	100.0%	87.8%	14,200	-	-	68,578
TOTAL SHOPPING CENTERS		299,622	95.1%	97.6%	674,779	518,355	396,733	2,025,104

Consumer Finance Revenues (11)	-	N/A	20.0%	N/A	68,576	265,346	236,827	-

GENERAL TOTAL (12)		299,622	90.1%	97.3%	743,355	783,701	633,560	2,025,104

Notes:
(1) Total leaseable area in each property. Excludes common areas and parking spaces.-
(2) Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3) APSA’s effective interest in each of its business units. IRSA has a 94.9% interest in APSA.-
(4) Corresponds to total leases, consolidated as per the Technical Resolution 21 method.-

(5) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include works in progress.

(6) Through Alto Palermo S.A.
(7) Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8) Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9) Land for the development of a shopping center.
(10) During May 2009, a shopping center, a hypermarket and a movie theater complex were opened.
(11) APSA’s interest in Tarshop was 100% until 08/31/2010 and as from 09/01/2010 was 20%. APSA’s interest in Metroshop is 100%.
(12) Corresponds to the “shopping center” business unit mentioned in Note 3 to the Consolidated Financial Statements; includes revenues from “Credit Cards” (Tarshop and Metroshop).-

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which APSA had an interest for the periods shown below:

	Accumulated Tenants’ retail sales as of June 30, (Ps. 000) (1)
	2009	2010	2011
Abasto	774,496	926,373	1,227,372
Alto Palermo	745,009	879,728	1,100,349
Alto Avellaneda	696,502	885,195	1,132,631
Paseo Alcorta	374,757	414,652	525,752
Patio Bullrich	274,923	344,789	432,319
Alto Noa	211,353	280,241	381,181
Buenos Aires Design	129,072	140,974	188,475
Mendoza Plaza	436,599	559,359	733,370
Alto Rosario	318,444	419,143	610,932
Córdoba Shopping- Villa Cabrera	133,527	164,257	244,189
Dot Baires Shopping	99,478	763,528	985,672
Soleil	-	-	204,077
Total(2)	4,194,160	5,778,239	7,766,319

(1)   Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)   Excludes sales from the booths and spaces used for special exhibitions.

Lease Expirations

The following table shows a schedule of estimated lease expirations for our shopping center for leases in effect as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring(1)	Surface area subject to Expiring Leases (m2)	Percentage of Total Surface Area subject to Expiration (%)	Annual Base Rent under Expiring Leases (thousands of Ps.)	Percentage of Total Base Rent Under Expiring Leases (%)
2012	616	102,627	34%	120,894	38%
2013	396	52,174	17%	80,446	25%
2014	316	46,362	15%	72,723	23%
2015 and subsequent	107	98,459	33%	46,313	14%
Total (2)	1,435	299,622	100%	320,376	100%

(1)  Includes vacant stores as of June 30, 2011. A lease agreement may be linked to one or more premises.
(2)  Includes the basic rental income amount. Does not give effect to our ownership interest in each property.

Occupancy Rate

               The following table shows the occupancy rate of each shopping center during fiscal years ended June 30, 2009, 2010 and 2011:

	As of June 30,
	2009	2010	2011
Abasto	99.8	S99.6	99.8
Alto Palermo	100.0	100.0	100.0
Alto Avellaneda	100.0	96.0	96.3
Paseo Alcorta	97.9	97.5	99.2
Patio Bullrich	99.6	99.7	100
Alto Noa	99.9	99.9	100
Buenos Aires Design	98.8	98.4	98.6
Mendoza Plaza	96.8	93.1	95.2
Alto Rosario	95.0	93.7	98.1
Córdoba Shopping Villa Cabrera	96.4	98.8	98.1
Dot Baires Shopping	99.9	100	99.7
Soleil			87.8
Weighted Average	98.5	97.5	97.6

Rental Price

The following table shows the annual rental price per square meter for the fiscal years ended June 30, 2011, 2010 and 2009:

	Rental Prices as of June 30 for the fiscal periods (Ps./square meters) (1)
	2009	2010	2011
Abasto	1,710.8	1,986.8	2,549.5
Alto Palermo	3,580.8	4,033.8	4,995.7
Alto Avellaneda	1,156.0	1,469.2	1,877.6
Buenos Aires Design	731.1	810.2	959.7
Paseo Alcorta	2,408.7	2,498.9	3,233.6
Patio Bullrich	2,254.6	2,673.9	3,201.7
Alto Noa	502.6	658.6	920.3
Alto Rosario	746.5	948.4	1,336.5
Mendoza Plaza	546.8	598.8	804.9
Córdoba Shopping- Villa Cabrera	590.7	731.6	1,104.0
Dot Baires Shopping	1,162.4	1,081.9	1,288.4
Soleil	-	-	870.5

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

Executive Branch Decree No. 214/2002 and Executive Branch Decree No. 762/2002, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in U.S. dollars and which are not related to the financial system as of January 7, 2002 are subject to the following:

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

Leaseable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate brokers, Fibesa S.A. (“Fibesa”) and Comercializadora Los Altos S.A. (merged with Fibesa S.A. as of July 1, 2009). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 3% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 18% and 24% each year on an annual and cumulative basis as from the thirteenth (13th) month of the lease effective term. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, no assurance can be given that Alto Palermo may be able to enforce such clauses contained in its lease agreements.

In addition to rent, Alto Palermo charges most of its tenants an admission fee, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal, which is negotiated with each of the tenants. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on several factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

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

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of shopping center revenues for the fiscal years ended June 30, 2009, 2010 and 2011:

Type of Business	Accumulated Tenants’ Sales as of June 30 for the fiscal periods (in millions of Ps.)
	2011	2010	2009
Anchor Store	571.6	449.7	243.7
Clothes and footwear	3,801.0	2,754.2	2,148.6
Entertainment	262.8	180.2	133.8
Home	1,468.8	1,172.9	817.8
Restaurant	701.6	495.9	382.5
Miscellaneous	918.7	691.4	440.7
Services	41.8	33.9	27.1
Total	7,766.3	5,778.2	4,194.2

Detailed Information About Each of APSA’s Shopping Centers

Set forth below is  a brief description of APSA’s shopping center portfolio

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,701 square meters of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars. In the fiscal year ended on June 30, 2011, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 1,100.3 million, which represents annual sales for approximately Ps. 58,839.6 per square meter. Principal tenants currently include Zara, Garbarino, Sony Style, Frávega and Just For Sport. Alto Palermo Shopping’s five largest tenants (in terms of sales) accounted for approximately 15% of its gross leaseable area at June 30, 2011 and approximately 17.2% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 141-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters that includes 36,663 square meters of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, an 20-restaurant food court and starting in September 2011 a Zara clothing store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. In the fiscal year ended June 30, 2011, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,132.6 million, which represents annual revenues for approximately Ps. 30,893 per square meter. Principal tenants currently include Falabella, Garbarino, Frávega, Compumundo and Sport Line. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 35.4% of its gross leaseable area at June 30, 2011 and approximately 38.8% of its annual base rent for the fiscal year ended on such date.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 110-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553 square meters that consists of 13,911 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. In the fiscal year ended June 30, 2011, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 525.8 million, which represents annual sales for approximately Ps. 37,794.6 per square meter.

Principal tenants currently include Zara, Frávega, Rapsodia, Kartun and Jazmín Chebar. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.5% of its gross leaseable area at June 30, 2011 and approximately 16.1% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 174-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center, with approximately 37,731 square meters of gross leaseable area (41,463 square meters including Museo de los Niños). The shopping center includes a food court with 28 stores, a 12-screen multiplex movie theatre seating approximately 3,100 people, covering an area of 8,021 square meters, entertainment facilities and the museum for children, covering an area of 3,732 square meters (excluded from the gross leaseable area). Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 1,227.4 million, which represents annual sales for approximately Ps. 32,529.4. Principal tenants currently include Hoyts General Cinema, Garbarino, Zara, Frávega and Compumundo. Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.7% of its gross leasable area as of June 30, 2011 and approximately 18.2% of the annual base rent for the fiscal year ended on such date.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 84-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,741 square meters of gross leaseable area. The four-story shopping center includes a 13-store food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 432.3 million, which represents sales for approximately Ps. 36,822.2 per square meter. Principal tenants currently include Zara, Etiqueta Negra, Rouge International, Cacharel and Rapsodia. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of its gross leaseable area at June 30, 2011, and approximately 22.7% of its annual base rent for the fiscal year ended on such date.

Alto Noa, Salta, Province of Salta. Alto Noa is an 92-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 19,001 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 381.2 million, which represents annual sales for approximately Ps. 20,060.8 per square meters. Principal tenants currently include Supermercado Norte, Cines NOA, Boulevard Casino, Y.P.F., and Frávega. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 50% of its gross leaseable area as of June 30, 2011 and approximately 27.5% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 62-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,777 square meters of gross leaseable area and 8 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 188.5 million, which represents annual sales for approximately Ps. 13,680.9 per square meter. Principal tenants currently include Morph, Hard Rock Café, Barugel Azulay, Bazar Geo and Las Malvinas. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 25.2% of its gross leaseable area as of June 30, 2011 and 29.7% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 145 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,646 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 610.9 million, which represents annual sales for approximately Ps. 21,326.8 per square meters. Principal tenants are Frávega, Cines Rosario, Sport 78, Red Megatone and Compumundo. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.1% of Alto Rosario’s gross leaseable area as of June 30, 2011 and 17.9% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza Shopping is a 150-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 40,659 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 22 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 733.4 million, which represents annual sales for approximately Ps. 18,037 per square meters Principal tenants currently include Falabella, Super Plaza Vea, Garbarino, Frávega and Cines MP. Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 44.3% of its gross leaseable area at June 30, 2011, and approximately 34.7% of its annual base rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping is a 108-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 15,174 square meters of gross leaseable area (GLA). Córdoba Shopping has a 12-screen movie theatre complex, a food court an entertainment area and a parking lot for 1,500 vehicles. During the six-month period ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 244.2 million, which represents annual sales for approximately Ps. 16,092.4 per square meter. Principal tenants are Cines CBA, Mc Donald’s, Garbarino, Jazmin Chebar and Rapsodia. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 42.3% of its gross leaseable area as of June 30, 2011 and approximately 16.4% of its annual base rent for the fiscal year ended on such date. On July 2011, a new food court was inaugurated.

Dot Baires Shopping, City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,527 constitute Gross Leasable Area, 155 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. Alto Palermo is owner of Dot Baires Shopping through an 80% ownership interest in this shopping center. For the fiscal year ended on June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 985.7 million, which represents annualized sales for approximately Ps. 19,901.5 per square meters. The main tenants include Falabella, Wal-Mart, Zara, Garbarino and Frávega. Dot Baires Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 46.5% of its gross leasable area as of June 30, 2011 and approximately 29.2% of its annual base rent for the fiscal year ended on such date.

Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, APSA and INCSA signed a letter of intent to acquire, build and manage a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was contingent upon the acquisition of the Soleil Factory shopping center. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, as described below, APSA was obligated to commence the construction works on the site on May 2, 2011. However, INCSA shall comply with certain obligations prior to the commencement of said works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to APSA. As of the date of this annual report, these obligations have not been fulfilled and the construction works have not commenced.

On July 1, 2010, APSA and INCSA entered into an agreement pursuant to which the Soleil Factory shopping center and other fixed assets were transferred to APSA. The transaction excluded any receivable or payable arising out of INCSA’s business prior to the transaction and also excluded a building, which currently is being operated as a hypermarket within the same premises. INCSA transferred the deed of title to APSA on August 3, 2011. The transaction was authorized by the Comisión Nacional de Defensa de la Competencia, the National Commission of Competition in Argentina, on April 12, 2011.

Soleil Factory is a one-story shopping center, with a surface area of 48,313 square meters, 14,091 square meters of which are gross leaseable area, in respect of which APSA is also authorized to build more than 9,697 square meters. It comprises 74 stores and 2,335 parking spaces. Soleil Factory opened in Argentina more than 25 years ago and we are turning it into a top-brand outlet. During the fiscal year ended June 30, 2011, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 204.1 million, representing average sales for the period of approximately Ps. 14,483.2 per square meters. The main tenants include Cinemark, Cheeky, Stock Center, Dexter Outlet and Mc Donald’s. Soleil Factory’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.9% of its gross leaseable area as of June 30, 2011 and approximately 32.0% of its annual base rent for the fiscal year ended on such date.

Control Systems

APSA has a computer systems to monitor tenants’ sales in all of our shopping centers (except Nuevo Puerto de Santa Fé) . We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. We use the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with in respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto NOA, Dot Baires, Córdoba Shopping, Soleil and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Related Business

Consumer financing segment

APSA operates a consumer financing business through its wholly-owned subsidiary Metroshop and its affiliate Tarshop. On December 29, 2009, APSA entered into an agreement to sell shares representing 80% of Tarshop’s stock to Banco Hipotecario for US$26.8 million, which sale was approved by the Central Bank on August 30, 2010. As a result, on September 13, 2010, APSA transferred 107,037,152 common shares of Tarshop to Banco Hipotecario, maintaining only 20% of Tarshop’s capital stock. Due to this sale, the Consumer financing segment will have a less significant impact on APSA’s results of operations going forward. As part of the sale, APSA agreed to not compete for 5 years in the credit card and/or consumer business in which Tarshop has a presence. APSA acquired 50% of the capital stock of Metroshop from Tarshop on May 21, 2010, and the remaining 50% from Metronec S.A. on January 13, 2011. Metroshop has agreed to sell to Tarshop S.A. its credit card portfolio comprised by delinquent accounts of less than 60 days, among other assets. As of the date of this annual report, APSA is analyzing various possibilities in order to define the future operations of Metroshop. On July 20, 2011, the general extraordinary shareholders’ meeting of Metroshop S.A. unanimously approved the change of its corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities.

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

During fiscal year ended June 30, 2011, revenues from our Development and sale of properties segment were Ps. 341.1 million, compared to Ps. 225.6 million in the fiscal year ended June 30, 2010.

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

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2011, 2010 and 2009:

Sales and Development Properties

Developments	Date of Acquisition	Estimated / Real Cost (in thousands of Ps.) (1)	Area intended for Sale (square meters) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of Ps.) (5)	Accumulated Sales for the nine-month period as of June 30 of Fiscal Years (in thousands of Ps.) (6)			Book Value (in thousands of Ps.) (7)
									2011	2010	2009
Residential Apartments
Torres Renoir(15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	-	142	53,798	-
Caballito Nuevo (16)	11/03/97	-	6,833	118	100.00%	100.00%	81.18%	39,170	39,170	-	-	5,473
Torres de Rosario (8) (15)	04/30/99	-	4,692	80	95.59%	100.00%	3.08%	1,530	1,530	-	-	13,708
Libertador 1703 /1755 (Horizons) (14) (17)	01/16/07	399,355	44,648	467	50.00%	100.00%	100.00%	92,362	92,362	-	-	209,458
Other Residential Apartments (9)	N/A	231,677	158,747	1,660				310,128	1,599	117	3,483	84,069
Subtotal Residential Apartments		653,893	220,303	2,353				497,130	134,661	259	57,281	312,708

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.50%	238,669	1,607	5,067	9,904	1,085
El Encuentro (18)	11/18/97	-	125,889	110	100.00%	100.00%	64.24%	24,147	20,665	3,482	-	5,918
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	-	-	76	-
Subtotal Residential Communities		135,697	1,610,764	1,602				276,844	22,272	8,549	9,980	7,003

Land Reserves
Puerto Retiro	05/18/97		82,051	-	50.00%	0.00%	0.00%	-	-	-	-	54,370
Santa María del Plata	07/10/97		715,951	-	100.00%	0.00%	10.00%	-	-	-	-	158,742
Pereiraola	12/16/96		1,299,630	-	100.00%	0.00%	100.00%	46,311	-	46,311	-	-
Terreno Rosario (8) (19)	04/30/99		31,000	-	95.59%	0.00%	100.00%	34,003	22,931	-	7,644	25,511
Terreno Caballito	11/03/97		7,451	-	100.00%	0.00%	100.00%	52,658	52,658	-	-	-
Neuquen (8)	07/06/99		4,332	1	95.59%	0.00%	100.00%	9,102	9,102	-	-	-
Terreno Baicom	12/23/09		6,905	-	50.00%	0.00%	0.00%	-	-	-	-	4,459
Canteras Natal Crespo	07/27/05		4,300,000	-	50.00%	0.00%	0.00%	336	63	21	29	5,779
Terreno Beruti (8)	06/24/08		3,207	-	95.59%	0.00%	100.00%	75,373	75,373	-	-	-
Pilar	05/29/97		740,237	-	100.00%	0.00%	0.00%	-	-	-	-	3,408
Coto Air Space (8)	09/24/97		24,000	-	95.59%	0.00%	0.00%	-	-	-	-	16,110
Torres Jardín IV	07/18/96		3,176	-	100.00%	0.00%	100.00%	11,480	11,480	-	-	-
Terreno Caballito (8)	10/22/98		23,389	-	95.59%	0.00%	0.00%	-	-	-	-	45,814
Patio Olmos (8)	09/25/07		5,147	-	95.59%	100.00%	0.00%	-	-	-	-	33,475
Other Land Reserves (11)	N/A		13,603,466	1				4,182	1,969	1,172	1,041	72,334
Subtotal Land Reserves			20,849,942	2				233,445	173,576	47,504	8,714	420,002

Others
Madero 1020	12/21/95		5,069	N/A	100.00%	100.00%	100.00%	18,848	-	71	1,830	-
Della Paolera 265	08/27/07		472	N/A	100.00%	100.00%	100.00%	6,850	-	-	6,850	-
Madero 942	08/31/94		768	N/A	100.00%	100.00%	100.00%	6,137	-	-	6,137	-
Dock del Plata	11/15/06		7,942	N/A	100.00%	100.00%	100.00%	84,206	-	42,136	42,070	-
Libertador 498	12/20/95		7,439	N/A	100.00%	100.00%	100.00%	93,462	10,504	46,608	36,350	-
Edificios Costeros	03/20/97		6,389	N/A	100.00%	100.00%	100.00%	68,580	-	68,580	-	-
Libertador 602	01/05/96		677	N/A	100.00%	100.00%	100.00%	10,948	-	10,948	-	-
Laminar	03/25/99		6,521	N/A	100.00%	100.00%	100.00%	74,510	-	-	74,510	-
Reconquista 823	11/12/93		5,016	N/A	100.00%	100.00%	100.00%	31,535	-	-	31,535	-
Locales Crucero I			192	N/A	100.00%	100.00%	100.00%	2,006	-	-	2,006	-
Others (12)	N/A		-	N/A	N/A	N/A	N/A	25,342	59	912	63	-
Subtotal Other			40,485					398,110	10,563	169,255	201,351	-
Total (13)		789,590	22,721,494	3,957				1,405,524	341,072	225,567	277,326	739,713

Notes:

1.        Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects already developed or under development (adjusted for inflation as of 02/28/03, if applicable).-

2.        Total area intended for sale upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces but excluding common areas). In the case of Land Reserves the land area was considered.

3.        Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

4.        The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales made under the preliminary sales agreements for which no title deed has been executed yet.

5.        Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.-

6.        Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.-

7.        Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of June 30, 2011, adjusted for inflation as of 02/28/03.

8.        Through Alto Palermo S.A.

9.        Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito barter receivable and Lotes Pereiraola through IRSA.

10.     Includes the sales of Abril’s shares.

11.     Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Other APSA (Through APSA).

12.     Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.

13.     Corresponds to the “Sales and Developments” business unit mentioned in Note 3 to the Consolidated Financial Statements.

14.     Owned by CYRSA S.A.

15.     Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress of parcel “G” at June 30, 2011 is 100% and of parcel “H” is 84%.

16.     78% of the area was sold under deed. The book value includes net realizable value for Ps. 373.3 thousand representing 1% of the total square meters.

17.     Gains derived from 99.4% of sales have been recognized as Net Realizable Value.

18.     54% of the area was sold under deed. The book value includes net realizable value for Ps. 1,051.0 thousand representing 3% of the total square meters.

19.     The book value includes net realizable value for Ps. 14,964.4 thousand following offer letters representing 41% of the total square meters.

Residential Apartments and Lofts

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

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2011, 2 parking spaces and 4 spaces for motorcycle parking were pending sale.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2011 are fully sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2011, the project is finished and only 5 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires.   Palacio Alcorta is a 191-loft units residential property that we converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta has 165 parking spaces and also seven retail units that belong to us. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2011, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meters parking/storage space, respectively. These buildings were included with the assets that IRSA acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of both towers was sold.

Villa Celina, Province Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2011, 100% of the project had been sold.

Torres Renoir, Dique III. During fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 stories. Located in Dique III in Puerto Madero, City of Buenos Aires, this project was directed to a medium-high income public. The project includes amenities and high-class services. As of June 30, 2011, the works were completed and the units were fully sold.

Apartment Projects Currently Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which sold to Koad plot number 36 of “Terrenos de Caballito” whereby KOAD S.A. has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters, totaling approximately 28,000 saleable square meters. The project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to IRSA 118 apartments and 61 parking lots in the first tower, representing 25% of the total square meters for sale. As of June 30, 2011, 82% of the apartments and 86% of the parking lots were sold and 21 apartments and 14 parking spaces are still on sale.

Vicente López, Olivos, Province of Buenos Aires “Horizons Project”.  In January, 2007, IRSA acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) through the delivery of certain units of the building to be constructed in the land owned by Rummaala in the amount of US$16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

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

IRSA entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacơes for the development of residential projects in the Republic of Argentina through CYRSA S.A., which will operate under the name of IRSA - CYRELA.

CYRSA is presently developing this plot of land. The showroom was opened to the public in March 2008 and it was an immediate success. As of June 30, 2011 100% of the units were sold, the degree of progress was about 96.0%.

PAMSA-Dot Baires Offices. Panamerican Mall S.A., a subsidiary of APSA, developed an office building with a gross leasable area of 9,700 square meters adjacent to the shopping center opened in May 2009, Dot Baires. As of June 30, 2011, this building was in operating conditions and fully leased.

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

As of June 30, 2011, IRSA’s residential communities for the construction of single-family homes for sale in Argentina had a total of 7,422 square meters of saleable area in Abril, and 45,705 square meters of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. IRSA has developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18 hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2011, 99.5% of the property had been sold for an aggregate of Ps. 238.7 million, with 7,422 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 square meters with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to IRSA’s subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 square meters. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2011, after having started its commercialization in March 2010, 64 units have been sold and there are portfolio reserves for 8 additional units for an amount of US$ 0.89 million, and 38 units are available for sale.

Land Reserves

Through IRSA, we have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2011, our land reserves totaled 25 properties consisting of approximately 2,160 hectares (including the lot in Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where we hold interests through our subsidiary Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. Through IRSA’s subsidiary Solares de Santa María S.A. (“Solares de Santa María”) IRSA is owner of this property. IRSA intends to develop this property for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, IRSA has sold 10% of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$1.5 million was made and the balance of US$9.1 million capitalized in September, 2010.

In early September 2010, IRSA acquired through E-Commerce Latina 100% of the stock capital of Unicity S.A. for the sum of US$ 2.5 million. Unicity capitalized its US$ 9.1 million debt with the company and we received in exchange 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce the remaining 11.39%. Following this transaction, we own 100% of capital stock of Solares de Santa María.

In 1997 IRSA acquired the site which the National Executive Branch had assigned to be the Olympic village of the Olympic Games in case Buenos Aires was chosen as host city to hold the Olympic Games. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992, provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - “COPUA”). As from the acquisition of this property, IRSA has been seeking the municipal approvals necessary for the development of a mixed project in the area.

In the year 2000, IRSA filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, IRSA filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project.

In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed Executive Branch Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Executive Branch Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of IRSA’s proposed development plan, due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Executive Branch Decree No. 1584/07, and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity of the Executive Branch Decree No. 1584/07, IRSA entered into an agreement 5/10 that was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval. Once approved, these regulations will have the hierarchy of a law.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so IRSA has initiated negotiations with municipal authorities in order to rezone the area. IRSA’s plan is to develop a 360,000 square meters financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own a 50% indirect interest in Puerto Retiro through IRSA’s subsidiary Inversora Bolívar.

Caballito lot, Ferro Project. This is a property of approximately 23,791 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. The zoning for the property allows the development of a 30,000 square meters shopping center, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. IRSA is currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property which already has the consent of the Executive Branch.

Beruti plot. During June 2008, APSA acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires near to our Shopping Center known as “Alto Palermo Shopping”. The property has a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

In October 2010, the lot was sold to TGLT for US$ 18.8 million. APSA received US$ 10.7 million in cash upon the execution of the preliminary purchase and sale agreement. As consideration for the balance, APSA will receive 17.33% of the apartments’ saleable area, 15.82% of the residential parking spaces and 170 business parking spaces located in the first and second underground levels . As collateral for the transaction, TGLT delivered to APSA a performance bond for US$ 4.0 million and a first-degree mortgage in favor of APSA for US$ 8.1 million, over the lot. Delivery is expected to take place in November 2013.

Terreno Paraná. On June 30, 2009, Alto Palermo executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which at the beginning of July 2010, the sum of US$ 0.05 million was paid as advance payment, in August 2010 US$ 0.1 million was paid, and the remaining US$ 0.35 million will be paid upon the execution of the title deed.

Caballito plot. During this fiscal year, IRSA and TGLT executed a barter deed pursuant to which we transferred to TGLT under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, TGLT agreed to carry out in the property a real estate development for residential use. In exchange for the transfer of the property, APSA will receive non-cash considerations equivalent to US$ 12.75 million, which consist in transferring under barter to APSA certain home units in the buildings to be built which will represent 23.1% of the saleable area and 21.1% of the parking spaces. As security for the transaction, TGLT has granted to IRSA a first-degree mortgage over the property in the amount of US$ 12.75 million.

Coto Residential Project. Alto Palermo owns approximately 24,000 square meters in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo and Coto Centro Integral de Comercialización S.A. (“Coto”) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. On July 25, 2008, an exchange agreement was executed, pursuant to which APSA would transfer to Cyrsa S.A. (“Cyrsa”) 112 parking units and the rights to erect on top of the hypermarket two building towers if certain conditions are met. In exchange, Cyrsa would deliver to APSA an undefined number of units in the building to be erected equivalent to 25% of the square meters. On September 17, 2010, the exchange agreement was terminated.

Terreno Baicom. On December 23, 2009, IRSA acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps. 4.5 million. The property’s total surface area is 6,905 square meters and there is a construction permit associated for 34,500 square meters in accordance with the City of Buenos Aires urban construction rules and regulations.

Land Reserves in the Province of Buenos Aires

Sale of Pereiraola, Hudson. Pereiraola S.A., is IRSA’s subsidiary that owns 130-hectare undeveloped property adjacent to Abril, a private residential community developed by IRSA.

On April 21, 2010, IRSA entered into a purchase and sale agreement with a third party by means of which IRSA agreed to sell 100% of Pereiraola S.A.’s capital stock. The purchase price of the transaction was set at US$11.8 million plus VAT, which represented a gain of Ps.21.7 million over book value.

On June 25, 2010, IRSA accepted a purchase bid for US$11.8 million, to be paid partly in cash and partly in kind. For the cash-based payment, the buyer has paid to IRSA US$1.9 million. The US$7.8 million balance will be paid in four semi-annual, equal and consecutive installments of US$1.9 million each. On September 30, 2010, we received U$S1.05 million as an advance on the first installment. As to the non-monetary part of the purchase price, the buyer will transfer ownership to IRSA over certain lots within the 36 months following the date its bid was accepted.

To secure payment of the price, the buyer pledged in IRSA’s favor its Pereiraola’s shares and granted a first-degree mortgage in IRSA’s favor over the property.

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

On October 11, 2007, APSA entered into an exchange agreement with Condominios de Alto S.A., by means of which lot 2-G was transferred by APSA to Condominios de Alto S.A. As consideration for the exchange of the property, Condominios de Alto S.A. agreed to transfer to APSA 15 apartments, with an aggregate surface of 1,504 square meters (including 15 parking spots). These units are currently for sale.

Additionally, on November 27, 2008, APSA entered into an exchange agreement with Condominios de Alto S.A., by means of which lot 2-H was transferred by APSA to Condominios de Alto S.A. As consideration, Condominios de Alto S.A. paid APSA US$34 million and agreed to transfer to APSA 42 apartments, with an aggregate surface of 3,188 square meters (including 47 parking spaces).

As of June 30, 2011, the remaining lots were sold as follows: (i) on April 14, 2010, APSA sold lot 2-A for US$4.2 million, (ii) on May 3, 2010, APSA sold lot 2-E for US$1.4 million, (iii) on October 11, 2010, APSA sold lot 2-F for US$1.9 million, (iv) on December 3, 2010, APSA sold lot 2-D for US$1.5 million and (v) on December 3, 2010, APSA sold lot 2-C for US$1.5 million.

Condominios del Alto I- (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into eight sub-blocks. Apartments (97 units) are distributed in six stories with 98 underground parking spaces. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted to a medium-high income segment.

As of June 30, 2011, the construction of fifteen apartments had been completed and two apartments with parking spaces had been sold, while 13 apartments and 13 parking spaces were available for sale.

Condominios del Alto II – (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in six stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Completion of the work is expected to occur in the first quarter of 2012.

As of June 30, 2011 45 parking spaces and 5 storage spaces were available for sale.

Neuquén Project, Province of Neuquén. The main asset of the Neuquen project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On December 13, 2006 Shopping Neuquén signed an agreement with the Municipality of Neuquén and the Province of Neuquen, which establishes a timetable for land development and an authorization to Shopping Neuquén to sell plots of lands (different than those in which the shopping will be built). On April 8, 2010 the municipality approved the project and construction plans of the mall and the hypermarket, which construction began on July 5, 2010.

The first stage of the works is projected to be finished within the 22 month period following the date of commencement of the construction works. In the event of a breach in the conditions by APSA, the Municipality of Neuquén is entitled to terminate the agreement and repossess the property.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba.  In November 2006, IRSA participated in a public bidding process called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex-Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has a surface of 5,147 square meters. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two adjacent buildings with cinemas and a commercial annex connected to the property subject to the bid and connected by certain easement contracts. The building is under a concession contract granted by us effective for a 40-year term, expiring in February 2032. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed of the property where the Patio Olmos Shopping Center is currently operating in IRSA’s favor.

Canteras Natal Crespo, Province of Córdoba. The first guidelines for the development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This project is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, and lots for sale or rent, production of quarries, real estate business and construction of houses.

Purchase of Nobleza Piccardo’s Plant

IRSA has acquired, through a subsidiary in which IRSA has a 50% interest, the property where Nobleza Piccardo has its manufacturing plant. It is located in the City of San Martin (Av. San Martín 601), in the Province of Buenos Aires; and due to its size and location it is an excellent site for the future development of different segments. The total area of its plot is 160,000 square meters with a built area of 81.786 square meters. According to the executed agreement, Nobleza Piccardo will lease 100% of the plot during the first year, releasing it partially until the 3rd lease year, at which moment it will release the whole plot.

During the first lease year, the rental area is 80,026 square meters including storehouses and offices and during the second year of lease, the leased area will be reduced to 27,614 square meters.

IRSA is preparing a Master Plan in order to apply before the authorities of San Martín’s Town Hall for the zoning parameters that will allow IRSA to develop a mixed-use project.

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

The following chart shows certain information regarding IRSA’s luxury hotels:

Hotels	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room Ps.(2)	Accumulated sales in Ps. 000 as of June, 30 (in thousand Ps.)			Book value (Ps. 000)
						2011	2010	2009

Intercontinental (3)	11/01/97	76.34%	309	78.2%	631	78,841	64,092	61,367	52,288
Sheraton Libertador (4)	03/01/98	80.00%	200	87.4%	506	43,786	36,996	37,060	41,091
Llao Llao (5)	06/01/97	50.00%	201	49.7%	1,258	70,256	58,806	60,486	75,207
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total	-	-	710	72.5%	714	192,883	159,894	158,913	190,486

(1)   Accumulated average in the twelve-month period.

(2)   Accumulated average in the twelve-month period.

(3)   Indirectly owned through Nuevas Fronteras S.A. (Subsidiary of IRSA).

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

Hotel Intercontinental, City of Buenos Aires. In November 1997, IRSA acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meters ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

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

International Investments

Acquisition of companies in the real estate business in the Republic of Uruguay. In the course of fiscal year 2009 IRSA acquired a 100% ownership interest in Liveck S.A. ("Liveck"), a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for US$ 7.8 million. The remaining 10% ownership interest in both companies is held by Banzey S.A. (Banzey). These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

The total purchase price for Zetol was US$ 7.0 million; there has been a down payment for US$ 2.0 million and it has been agreed that the balance shall be cancelled in 5 installments of US$ 1.0 million each, accruing interest at an annual 3.5% rate on outstanding balances, against the consummated launches of the projected construction or within a maximum term of 93 months counted as from the date of acquisition by IRSA. The sellers may choose to receive, in lieu of cash for the outstanding balances (principal plus interest), ownership over units in the buildings to be constructed in the land owned by Zetol equivalent to 12% of the total marketable meters to be constructed.

The total price for the acquisition of Vista al Muelle was US$ 0.83 million, as follows: there has been a US$ 0.5 million down payment and it has been agreed that the balance will be cancelled within a maximum term of two years plus an annual 8% interest rate on balances.

To secure compliance with the obligations assumed by Liveck in connection with the above-mentioned transactions, Ritelco S.A. has tendered a surety bond to secure 45% of the price balance, interest, and the sellers’ option rights.

There is a mortgage over the land bought, which means that the sellers rely on a dual guarantee. As of June 30, 2009, IRSA sold a 50% stake in Liveck to Cyrela Brazil Realty S.A for US$ 1.3 million.

Under the agreement for the purchase and sale of Zetol and Vista al Muelle and its respective addenda, Liveck has undertaken to acquire the shareholding held by Banzey (or by Ernesto Kimelman or by an entity owned by him, as applicable) in those companies and Banzey has agreed to sell the shares for the amount in US Dollars or in Uruguayan Pesos, as applicable, that any of them would have effectively contributed to Zetol and Vista al Muelle, until the transaction is consummated.

In December 2009, Vista al Muelle acquired a real property for a purchase price of US$ 1.9 million; there has been a US$ 0.3 million down payment and the balance shall be cancelled through the delivery of housing units and/or storefronts to be constructed and equivalent to 12% of a 65.54% portion of the sum of the prices of all the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired a real estate for a purchase price of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 30, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and in arrears as from December 31, 2009.

On December 17, 2010, IRSA and Cyrela entered into a stock purchase agreement pursuant to which IRSA purchased from Cyrela a 50% interest in Liveck S.A. for US$ 2.7 million. Accordingly, as of June 30, 2011, IRSA’s stake, through Tyrus, in Liveck is 100%.

We intend to carry out an urban project consisting of the construction of apartment buildings to be subsequently sold. The project has been granted the requisite “urban feasibility” status by the Mayor’s Office of the Canelones department and by its local legislature.

Lipstick building, New York, United States. In July 2008, IRSA (through its subsidiaries) acquired a 30% equity interest in Metropolitan, which principal asset is an office building known as “Lipstick Building”, and the debt related to this asset. The transaction included the acquisition of (i) put rights effective July 2011 over 50% of the interest purchased for a price equal to the amount invested plus interest at rate of 4.5% per annum and (ii) a right of first offering for the acquisition of 60% of the 5% equity interest. The price paid for the transaction was US$ 22.6 million.

During fiscal year 2011, as a result of negotiations successfully undertaken, an agreement was reached to restructure Metropolitan’s debt as follows:

(i) the mortgage debt was reduced from US$ 210.0 million to US$ 130.0 million at a Libor rate + 400 basis points, subject to a cap of 6.25% and a 7-year maturity term;

(ii) the junior debt, amounting to US$ 45.0 million (excluding accrued interest) was repaid with the payment of US$ 2.25 million; and

(iii) the existing ground leases will be maintained under the same terms and conditions as they were granted, in principle for a remaining period of 66 years.

This restructuring took place on December 30, 2010. On such date, a principal payment of US$ 15.0 million (previously contributed by IRSA) was made under the new restructured mortgage debt, reducing it from US$ 130.0 million to US$ 115.0 million.

Following such closing, IRSA indirectly holds 49% of New Lipstick LLC, a holding company that is owner of Metropolitan, and under the scope of these agreements, it cancelled the put option for 50% of the equity interest initially acquired.

The Lipstick Building is a landmark building in the City of New York, located on Third Avenue and 53rd Street in Midtown-Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and its name is due to its original elliptic form and the reddish color of its façade. Its gross leaseable area is around 57,500 square meters distributed in 34 stories.

As of June 30, 2011, this building had an occupancy rate over 89% generating average revenues above US$ 60.0 per square meters per month.

At present, works are being carried out in the 26th floor of the building for the construction of 4 “turn key” offices designed by the renowned architecture firm Gensler. Those spaces are being sold and completion is expected to take place by the end of 2011. There is also a project in charge of the firm Moed de Armas & Shannon to remodel the interior and exterior of the Lobby while preserving its original style.

Investment in Hersha Hospitality Trust.  On August 4, 2009, through REIG, a company indirectly controlled and managed by IRSA, together with other minority investors, acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of US$ 14.3 million. Accessorily to the initial acquisition of IRSA’s equity interest in Hersha, IRSA have an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Board Chairman and CEO, Mr. Eduardo S. Elsztain, was appointed member of the board of directors of Hersha.

In January 2010, REIG acquired 4.8 million additional shares for a total price of US$ 14.4 million, increasing the equity interest in Hersha to 10.3%. In turn, on March 24, 2010, Hersha increased its capital and issued 27,600,000 Class A common shares. In connection with this increase REIG exercised its preemptive subscription rights granted under the initial transaction and acquired 3,864,000 additional Class A common shares for a price per share of US$ 4.25, for a total amount of US$ 16.4 million. In October 2010 REIG acquired 2,952,625 Class A common shares, at a price per share of US$ 5.8 for a total amount of US$ 17.1 million. Then, during this fiscal period, REIG sold 2,542,379 Class A common shares, at a weighted average price of US$ 5.63 for a total amount of US$ 14.3 million. Therefore, as of June 30, 2011, our indirect interest in Hersha amounted to 9.2%.

Hersha is a REIT traded in the New York Stock Exchange, under the "HT" ticker. Hersha’s investments are mainly in upscale, mid-scale and extended stay hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets mainly along the US Northeast as well as in some select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

As of June 30, 2011, Hersha’s portfolio of hotels comprises majority stakes in 63 hotels and ownership interests in a further 15 hotels through joint ventures. These hotels are all within the "select service" and "upscale hotels" categories. In the aggregate, Hersha’s 78 hotels represent over 10,443 rooms and are located in Arizona, California, North Carolina, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott (r), Courtyard by Marriott (r), Residence Inn (r), Fairfield Inn (r), Springhill Suites (r), TownePlace Suites (r), Hilton (r), Hilton Garden Inn (r), Hampton Inn (r), Homewood Suites (r), Hyatt Summerfield Suites (r), Holiday Inn (r), Holiday Inn Express (r), Comfort Inn (r), Mainstay Suites (r), Sleep Inn (r), Sheraton Hotel (r), and Hawthorn Suites (r)). Hersha also operates some of its hotels through independent boutique hotel chains.

Building located at 183 Madison Avenue, New York, NY. In December 2010, IRSA, through Rigby 183 LLC (“Rigby 183”), in which it indirectly holds a 49% stake through IMadison LLC (“IMadison”), jointly with other partners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. This area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden and it also has one of the largest office and store markets, excellent access to transportation, restaurants, stores and entertainment options.

The purchased property consists of a pre-war building built in 1925 designed by the architecture firm Warren & Wetmore (the same that designed the Grand Central Terminal of New York).It has 19 office stories for rent and a store on its Ground Floor. The net leaseable area is approximately 23,200 square meters, 3,523 square meters of which correspond to retail stores and 19,677 square meters are offices.

The total purchase price was US$ 98 million (US$ 4,224 per leaseable square meters) composed of US$ 48 million of principal (IMadison contributed US$ 23.5 million), US$ 40 million under a loan granted by M&T Bank at a rate of 5.01% per annum due in 5 years and a loan for US$ 10 million to carry out the capex and pre-builds program.

As of June 30, 2011, the building’s occupancy rate was over 63% and generated average revenues above US$ 35 per square meters. During this period, works have been carried out to remodel the building’s common areas and also to construct “turn key” offices in the ninth floor. The remodeling program is expected to be fully completed by the end of the year.

Office and Other Non-shopping Center Rental Properties

Overview

Through IRSA, we are engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2011, we directly and indirectly owned interests in 22 office and other rental properties in Argentina, which comprised 327,838 square meters of gross leaseable area. Of these properties, 15 were office properties, which comprised 150,860 square meters of gross leaseable area. For fiscal year 2011, we had revenues from Offices and other non-shopping center rental properties of Ps. 164.6 million.

IRSA’s office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2011, the average occupancy rate for all our properties in the Offices and other non-shopping center rental properties segment was approximately 85.0%. Seven different tenants accounted for approximately 43.0% of our total revenues from office rentals for fiscal year 2011: Exxon Mobile Business, Price Waterhouse, Grupo Total Austral, Apache Energía Argentina, Grupo Danone Argentina, Sibille S.C. (KPMG) and Microsoft de Argentina S.A.

Management.

IRSA generally acts as the managing agent of the office properties in which IRSA owns an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which IRSA owns floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, IRSA is responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of IRSA’s units not rented, in which case we absorb the cost. IRSA' leaseable space is marketed through commissioned brokers, the media and directly by IRSA.

Leases.

IRSA leases its offices and other properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties.

The following table sets forth certain information regarding IRSA’s direct and indirect ownership interest in offices and other non-shopping center rental properties:

IRSA’s Offices and Other Non-Shopping Center Rental Properties

Offices and other rental properties	Date of Acquisition	Gross Leasable Area (square meters) (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	Annual accumulated rental income over fiscal periods (12 months) (in thousands of Ps.) (4)			Book Value (in thousands of Ps.) (5)
			June-11			2011	2010	2009
Offices
Edificio República	04/28/08	19,884	85%	100%	2,302	26,013	21,188	17,114	215,535
Torre Bankboston	08/27/07	14,873	78%	100%	1,615	20,655	22,333	19,670	152,498
Bouchard 551	03/15/07	23,378	91%	100%	1,969	24,026	22,441	20,342	148,242
Intercontinental Plaza	11/18/97	22,535	96%	100%	1,918	21,405	21,559	18,372	78,394
Bouchard 710	06/01/05	15,014	92%	100%	1,591	16,800	14,076	17,379	64,277
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,264	14,715	13,963	1,743	62,218
Maipú 1300	09/28/95	10,280	100%	100%	1,031	11,870	11,339	9,890	36,904
Costeros Dique IV	08/29/01	5,437	100%	100%	471	5,288	5,358	5,056	18,523
Libertador 498	12/20/95	3,094	100%	100%	430	5,301	6,900	9,285	12,024
Suipacha 652/64	11/22/91	11,453	95%	100%	652	7,071	4,804	3,820	10,484
Madero 1020	12/21/95	101	100%	100%	3	35	31	32	197
Dot Building (13)	11/28/06	11,242	86%	96%	294	2,143	-	-	105,144
Other Offices (6)	N/A	2,271	86%	N/A	189	965	4,602	18,768	4,690
Subtotal Offices		150,860	91%	N/A	13,729	156,287	148,594	141,471	909,130

Other Properties
Commercial Properties (7)	N/A	312	-	N/A	-	-	1	209	3,379
Museo Renault	12/06/07	1,275		100%	-	191	356	356	4,692
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	90	3,035	1,014	959	12,508
Thames	11/01/97	33,191	-	100%	-	-	175	607	3,897
Predio San Martín	05/31/11	80,028	100%	50%	1,300	669	-	-	69,994
Terreno Catalinas Norte (12)	12/17/09	N/A	N/A	N/A	-	1,018	N/A	N/A	102,666
Other Properties (8)	N/A	2,072	100%	N/A	10	128	80	2,207	6,929
Subtotal Other Properties		176,978	80%	N/A	1,400	5,041	1,626	4,338	204,065

Management Fees (11)		N/A	N/A	N/A	N/A	3,290	3,944	1,940	N/A
Total Offices and Other (9)		327,838	85%	N/A	15,129	164,618	154,164	147,749	1,113,195

Notes:

(1) Total leaseable area for each property as of June 30, 2011. Excludes common areas and parking.

(2) Calculated dividing occupied square meters by leaseable area as of June 30, 2011.

(3) Agreements in force as of 06/30/11 for each property were computed.

(4) Total leases consolidated by application of the method under Technical Resolution 21.

(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.

(6) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold), Reconquista 823/41 (fully sold).

(7) Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona de Abril.

(8) Includes the following properties: Constitución 1159 and Dique III (fully sold) and Canteras.

(9) Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.

(10) The building was occupied in May 2009.

(11) Revenues from building management fees.

(12) Includes other income from lease of parking spaces.

(13) Through Alto Palermo S.A. – The building has income as from August 2010.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Surface area subject to expiring leases	Percentage of total surface area subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(m2)	(%)	(Ps.)	(%)
2012	27	64,595	23%	22,251,727	12%
2013	58	39,813	14%	57,805,158	32%
2014	42	40,626	15%	42,403,339	24%
2015+	61	134,181	45%	57,758,706	32%
Total	188	279,215	100%	180,218,929	100%

*Includes Offices which contract has not been renewed as of June 30, 2011.
*Does not include vacant leased square meters.
*Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage as of the end of fiscal years ended June 30, 2011, 2010 and 2009:

	Occupancy Percentage Fiscal year ended June 30 (1)
	2011	2010	2009
	(%)	(%)	(%)
Offices
Intercontinental Plaza	96	100	100
Bouchard 710	92	83	100
Bouchard 551	91	100	96
Libertador 498	100	100	100
Maipu 1300	100	99	100
Madero 1020	100	100	100
Suipacha 652/64	95	95	100
Costeros Dock IV	100	90	90
Torre Bankboston	78	96	100
Edificio República	85	80	64
Dique IV, Juana Manso 295	92	92	89
Dot Building	86	N/A	N/A
Others (2)	86	86	72

(1) Leased surface area in accordance with agreements in effect as of June 30, 2011, 2010 and 2009 considering the total leaseable office area for each year.

(2) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2011, 2010 and 2009:

	Annual average income per square meter Fiscal year ended June 30 (1)
	2011	2010	2009
	(Ps./m2)	(Ps./m2)	(Ps./m2)
Offices
Intercontinental Plaza	950	957	717
Bouchard 710	1,119	938	1,158
Bouchard 557	1,028	960	870
Libertador 498	1,713	1,366	1,005
Maipu 1300	1,155	1,103	962
Madero 1020	347	307	281
Suipacha 652/64	617	419	334
Costeros Dock IV	973	985	930
Torre Bankboston	1,389	1,502	1,238
Edificio República	1,308	1,066	861
Dique IV, Juana Manso 295 (2)	1,302	1,236	154
Dot Building	191	N/A	N/A
Others (3)	425	404	672

Notes:

(1) Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.

(2)  Fiscal year 2009 income corresponds to only 45 days.

(3) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/4 (fully sold).

Additional InformationAbout IRSA’s Office Properties

Below you will find information regarding IRSA’s principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leaseable area of each property.

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

Other office properties.   IRSA also has interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 1.1 million in annual rental income for fiscal year 2011. Among these properties are Madero 942 (sold in October 2008), Libertador 602 (sold), Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties.  IRSA’s portfolio of rental properties as of June 30, 2011 includes 4 non-shopping center leased properties that are leased as shops on streets, a lot in industrial premises, two undeveloped plots of land and other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Thames and Solares de Santa María.

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

IRSA’s Investment in Banco Hipotecario

As of June 30, 2011, IRSA owned approximately 29.77% of Banco Hipotecario which represented 14.5% of its consolidated assets as of such date. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 49 branches and 18 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2011, Banco Hipotecario ranked fifth in the Argentine financial system in terms of shareholders’ equity and thirteenth in terms of total assets. As of June 30, 2011, Banco Hipotecario’s shareholders’ equity was Ps.3,068.1 million, its assets were Ps.12,102.8 million, and its net income was Ps.218.4 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

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

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2011, its portfolio of non-mortgage loans represented 76.2% of its total loan portfolio, compared to 62.8% as of  June 30, 2010.

During the period ended June 30, 2011, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	At June 30,		% Change
	2011	2010	2011/2010
	(in millions of Pesos, except for percentages)

Bonds(1)	1,847.6	2,336.5	(20,9)
Borrowings from Central Bank	12.5	17.1	(26,9)
Borrowings from bank and international entities	200.0	20.2	NA
Deposits	5,109.4	4,390.7	17.2
Total	7,169.5	6,764.5	6.0

(1) Excludes accrued interest.

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

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross leaseable area (square meters)	Shops	National gross leaseable area (2)	% Shops (2)
					(%)	(%)
APSA
	Abasto de Buenos Aires	CABA	41,463	175	2.54%	2.93%
	Alto Palermo Shopping	CABA	18,701	144	1.15%	2.41%
	Buenos Aires Design(3)	CABA	13,786	62	0.84%	1.04%
	Dot Baires Shopping	CABA	49,526	153	3.03%	2.56%
	Paseo Alcorta(4)	CABA	52,466	112	3.21%	1.87%
	Patio Bullrich	CABA	11,742	83	0.72%	1.39%
	Córdoba Shopping(4)	Córdoba	22,185	105	1.36%	1.76%
	Alto Avellaneda(4)	GBA	67,543	145	4.14%	2.42%
	Soleil	GBA	14,033	74	0.86%	1.24%
	Mendoza Plaza Shopping(4)	Mendoza	40,659	150	2.49%	2.51%
	Alto Rosario (4)	Rosario	40,909	146	2.51%	2.44%
	Alto Noa(4)	Salta	19,001	92	1.16%	1.54%
	Subtotal		392,014	1,441	24.01%	24.11%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	1.98%	0.60%
	Portal de Madryn	Chubut	4,100	26	0.25%	0.43%
	Factory Parque Brown(4)	GBA	31,468	91	1.93%	1.52%
	Factory Quilmes(4)	GBA	40,405	47	2.48%	0.79%
	Factory San Martín(4)	GBA	35,672	31	2.19%	0.52%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	3.12%	2.19%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.68%	2.61%
	Portal Canning(4)	GBA	15,114	21	0.93%	0.35%
	Portal de Escobar(4)	GBA	31,995	31	1.96%	0.52%
	Portal Lomas(4)	GBA	32,883	50	2.01%	0.84%
	Unicenter Shopping(4)	GBA	94,279	287	5.78%	4.80%
	Portal de los Andes (4)	Mendoza	33,154	45	2.03%	0.75%
	Portal de la Patagonia(4)	Neuquén	33,468	94	2.05%	1.57%
	Portal de Rosario(4)	Rosario	66,361	182	4.07%	3.04%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.31%	1.57%
	Portal de Trelew (4)	Chubut	21,812	69	1.34%	1.15%
	Subtotal		586,290	1,381	35.95%	23.08%
Other Operators			653,944	3,158	40.07%	52.80%
Total			1,632,248	5,980	100%	100%

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

Although IRSA’s lease agreements were U.S. dollar-denominated, Executive Branch Decree No. 214/2002, Executive Branch Decree No.762/2002 and Law No. 25,820 that amended the Public Emergency Law, provided that monetary obligations in force as of January 7, 2002 arising from agreements governed by private law and which provided for payments in U.S. dollars were subject to the following rules:

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

•          if due to the application of these provisions, the amount of the installment were higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide on a case by case basis; and

•          pursuant to Executive Branch Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

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

Sales and Ownership

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Executive Branch Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided real estate property, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

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

Title V of Trust Law No. 24,441 institutes a new procedure which may expedite collection of unpaid amounts secured by a mortgage. To be applicable, the new rules, which allow an out-of-court auction, need to be expressly agreed to by the parties in the mortgage contract.

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

On February 4, 2003, the Executive Branch enacted Executive Branch Decree No. 204/2003 creating a mediation proceeding, for a limited period of 90 days, to be conducted through the Legal Emergency Units (Unidades de Emergencias Legales) depending from the Ministry of Labor, Employment and Social Security and the Ministry of Production. Such Emergency Legal Units shall intervene at the request of debtors or creditors in foreclosure cases.

The mediation procedure was voluntary and free. Proposals and negotiations made by the parties were subject to the confidentiality of ordinary mediations. The mediation procedure in no case shall result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

The Legal Emergency Units should try to approximate the parties’ proposals to reach an agreement enabling the debtor the performance of his obligations without lessening the creditor’s rights. The intervention of the Emergency Legal Units shall conclude with an agreement or with the impossibility of reaching such agreement. The Executive Branch Decree establishes that the conciliation proceeding shall be in force from the day of its publication in the Official Gazette and will have a term of 90 days.

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

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust (paid by the Argentine Government) which would purchase the mortgage debts and reschedule the maturity date. Financial institutions were given until June 22, 2004 to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion to this system. This term was extended twice first by Executive Branch Decree No. 352/2004 for a period of sixty days and then by Law No. 26,062 effective as of November 4, 2005, which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103.

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

Although IRSA’s mortgages are U.S. dollar-denominated, Executive Branch Decree No. 214/2002 and Executive Branch Decree No. 762/2002 that amend the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. dollars are subject to the following rules:

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

•          if due to the application of these provisions, the amount of the installment became higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the judicial courts could decide on a case by case basis; and

•          pursuant to Executive Branch Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

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

For more information see Item 3 d. "Risk Factors - IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future."

Property

As of June 30, 2011, most of IRSA’s property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector, and shopping centers) are located in Argentina. IRSA leases its headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to a lease agreement that expires on February 28, 2014, respectively. IRSA does not currently lease any material properties other than the headquarters.

The following table sets forth certain information about IRSA’s properties, as of June 30, 2011:

Property (10)(12)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (11)
Intercontinental Plaza(3)	11/18/97	22,535	City of Buenos Aires	84,414	-	-	-	-	-	Office Rental	100.0%
Dock del Plata	11/15/06	809	City of Buenos Aires	3,184	-	-	-	-	-	Office Rental	0.0%
Bouchard 710	06/01/2005	15,014	City of Buenos Aires	65,772	-	-	-	-	-	Office Rental	76.4%
Bouchard 551	03/15/07	23,378	City of Buenos Aires	151,734	-	-	-	-	-	Office Rental	100.0%
Libertador 498	12/20/95	4,954	City of Buenos Aires	19,05	-	-	-	-	-	Office Rental	100.0%
Maipú 1300	09/28/95	10,28	City of Buenos Aires	38,979	-	-	-	-	-	Office Rental	94.5%
Madero 1020	12/21/95	101	City of Buenos Aires	229	-	-	-	-	-	Office Rental	100.0%
Suipacha 652/64	11/22/91	11,453	City of Buenos Aires	11,162	Mortgage(7)	-	-	-	-	Office Rental	95.0%
Costeros Dique IV	08/29/01	5,437	City of Buenos Aires	19,405	-	-	-	-	-	Office Rental	89.7%
Edificio República	04/28/08	19,884	City of Buenos Aires	222,128	Mortgage	104,164	Abr-13	25,504	annual nominal 12% over balances	Office Rental	65.5%
Dique IV, Juana Manso 295	12/02/1997	11,298	City of Buenos Aires	66,978	-	-	-	-	-	Office Rental	91.7%
Av. De Mayo 595/99	08/19/92	1,958	City of Buenos Aires	4,603	-	-	-	-	-	Office Rental	100.0%
Rivadavia 2768	09/19/91	274	City of Buenos Aires	230	-	-	-	-	-	Office Rental	0.0%
Sarmiento 517	01/12/1994	39	City of Buenos Aires	341	-	-	-	-	-	Office Rental	0.0%
Constitución 1111	06/16/94	312	City of Buenos Aires	919	-	-	-	-	-	Commercial Rental	0.0%
Della Paolera 265	08/27/07	14,873	City of Buenos Aires	156,546	-	-	-	-	-	Office Rental	100.0%
Museo Renault	12/06/2007	1,275	City of Buenos Aires	4,83	-	-	-	-	-	Commercial Rental	100.0%
Santa María del Plata	07/10/1997	60,1	City of Buenos Aires	12,496	-	-	-	-	-	Others Rentals	100.0%
Thames(3)	11/01/1997	33,191	Province of Buenos Aires	3,899	-	-	-	-	-	Others Rentals	0.0%

Property (10)(12)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (11)
Thames(3)	11/01/1997	33,191	Province of Buenos Aires	3,899	-	-	-	-	-	Others Rentals	0.0%
Constitución 1159	01/16/94	2,072	City of Buenos Aires	5,173	-	-	--	--	-	Others Rentals	100.0%
Terreno Catalinas Norte	12/17/2009	N/A	City of Buenos Aires	102,666	-	-	-	-	-	Others Rentals	N/A
Predio San Martín	12/17/2009	80,028	City and Province of Bs. As.	69,994	Mortgage	94.4	May-14	31.6	7.5%	Others Rentals	100.0%
Other Properties(8)	N/A	N/A	City and Province of Bs. As.	3,134	Mortgage	-	-	-	-	Office Rentals	N/A
Alto Palermo Shopping(4)	11/23/97	18,629	City of Buenos Aires	145,684	-	-	-	-	-	Shopping Center	100.0%
Abasto(4)	07/17/94	41,1	City of Buenos Aires	167,722	-	-	-	-	-	Shopping Center	99.8%
Alto Avellaneda(4)	12/23/97	36,579	City of Avellaneda	78,338	-	-	-	-	-	Shopping Center	95.8%
Paseo Alcorta(4)	06/06/1997	14,388	City of Buenos Aires	72,165	-	-	-	-	-	Shopping Center	99.2%
Patio Bullrich(4)	10/01/1998	11,736	City of Buenos Aires	93,545	-	-	-	-	-	Shopping Center	99.7%
Alto Noa(4)	03/29/95	18,869	City of Salta	22,5	-	-	-	-	-	Shopping Center	99.9%
Buenos Aires Design(4)	11/18/97	18,621	City of Buenos Aires	10,059	-	-	-	-	-	Shopping Center	100.0%
Alto Rosario Shopping (4)	11/09/2004	28,649	City of Rosario	78,263	-	-	-	-	-	Shopping Center	97.1%
Mendoza Plaza Shopping (4)	12/02/1994	40,548	City of Mendoza	83,104	-	-	-	-	-	Shopping Center	93.1%
Córdoba Shopping Villa Cabrera(4)	12/31/06	15,541	City of Córdoba	67,294	Anticresis	-	-	-	-	Shopping Center	98.3%
Dot Baires Shopping (4)	12/01/2006	49,75	City of Buenos Aires	575,358	-	-	-	-	-	Shopping Center	100%
Neuquén Project(4)	07/06/1999	N/A	Province of Neuquén	12,298	-	-	-	-	-	Shopping Center (in construction)	N/A
Soleil	07/06/1999	14,033	Province of Buenos Aires	68,578	Mortage	55.9	Jul-17	51.8	5%	Shopping Center (in construction)	91.9%
Abril/Baldovinos	01/03/1995	1,408,905	Province of Buenos Aires	1,085	-	-	-	-	-	Residential Communities	N/A
El Encuentro	11/18/97	125,889	Province of Buenos Aires	5,918	-	-	-	-	-	Residential Communities	N/A
Puerto Retiro(3)	05/18/97	82,051	City of Buenos Aires	54,343	-	-	-	-	-	Land Reserve	N/A
Terreno Baicom	12/23/2009	6,905	City of Buenos Aires	4,459	-	-	-	-	-	Land Reserve	N/A
Santa María del Plata	07/10/1997	715,951	City of Buenos Aires	140,414	-	-	-	-	-	Land Reserve	N/A
Terreno Torres de Rosario (4)	04/30/99	31	City of Rosario	16,041	-	-	-	-	-	Land Reserve	N/A
Canteras Natal Crespo	07/27/05	4,300,000	Province of Córdoba	5,706	-	-	-	-	-	Land Reserve	N/A
Patio Olmos (4)	09/25/07	5,147	Province of Córdoba	32,949	-	-	-	-	-	City of Buenos Aires	N/A
Others Reserves of Land(6)	N/A	14,385,436	City and Province of Buenos Aires	86,379	-	-	-	-	-	Land Reserve	N/A

Property (10)(12)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (11)
Residential apartments, communities and others(9)	N/A	N/A	City and Province of Bs.As.	217,837	-	-	-	-	-	Residential apartments and others	N/A
Hotel Llao Llao	06/01/1997	24	City of Bariloche	82,424	-	-	-	-	-	Hotel	43.7%
Hotel Intercontinental (3)	11/01/1997	37,6	City of Buenos Aires	55,825	-	-	-	-	-	Hotel	62.4%
Hotel Sheraton Libertador	03/01/1998	17,463	City of Buenos Aires	41,988	Mortgage	20,028	Mar-10	19,266	Libor 6M + 700 pb	Hotel	78.5%
Bariloche Plot of Land	12/01/2006	N/A	Province of Rio Negro	21,9	Mortgage	-	-	-	-	Hotel	N/A

(1)   Total leasable area for each property. Excludes common areas and parking spaces.

(2)   Cost of acquisition or development (adjusted as discussed in Note 2.c. to the audited financial statements), plus improvements, less accumulated depreciation, less allowances as of December 31, 2009.

(3)   Through IBSA.

(4)   Through Alto Palermo.

(5)   Directly through IRSA and indirectly through IBSA.

(6)   Includes the following land reserves: Pilar and Terreno Torre Jardín IV, Terreno Pontevedra; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, advance purchase San Luis and Merlo (through SRSA), Zetol and Vista al Muelle (through Liveck) and Terreno Caballito, the Coto project, C. Gardel 3128/34, Agüero 596, Zelaya 3102 and Conil (through Alto Palermo).

(7)   As security for compliance with the construction of the future building to be constructed in a plot of land in Vicente Lopez, Province or Buenos Aires and transfer of the future units, the company’s property located at Suipacha 652 was mortgaged.

(8)   Includes the following properties: Abril and Alto Palermo Park.

(9)   Includes the following properties: Torres Renoir I, Torres Jardín, Edificios Cruceros, San Martín de Tours, Rivadavia 2768, Swap receivables Terreno Caballito (Cyrsa), Swap receivables Terreno Caballito (KOAD) Torre Caballito, Horizons.

(10) All assets are owned by IRSA or through any our subsidiary.

(11) Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.

(12) Does not include properties held outside of Argentina through our investments in Metropolitan, Hersha and Liveck.

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

IRSA carries insurance for directors and officers covering management's civil liability, as well as legally mandated insurance, including employee personal injury. IRSA does not provide life or disability insurance for its employees as benefits. IRSA believes its insurance policies are adequate to protect it against the risks for which it is covered. Nevertheless, no assurances can be given that the insurance amount purchased by IRSA will be enough to protect itself from significant losses. See “Risk Factors—Risks Related to IRSA’s Business.” Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

C. Organizational Structure

Subsidiaries and Affiliated Companies

The following table includes a description of our subsidiaries and affiliated companies as of June 30, 2011:

Subsidiaries	Effective Ownership and Voting Power Percentage	Property/Activity

Cactus Argentina S.A.	80.00%

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

Futuros y Opciones.Com S.A.	65.85%

A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, grain brokerage services and beef cattle operations.

IRSA Inversiones y Representaciones Sociedad Anónima	57.70%(3)	It is a leading Argentine company devoted to the development and management of real estate.

BrasilAgro Companhia Brasileira de Propiedades Agrícolas	35.75%(4)	BrasilAgro is mainly involved in four areas: sugar cane, grains and cotton, forestry activities, and livestock.

Exportaciones Agroindustriales Argentinas S.A.	79.98%(1)	EAASA a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

Agrology S.A.	100%

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

FyO Trading S.A.	67.09%(2)

FyO Trading S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

Agrotech S.A.	100%(3)

Agrotech S.A. is involved in contributions, association or investment of capital in individuals or companies organized or to be organized in Argentina or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

Northagro S.A.	100%(3)

Northagro S.A. is involved in contributions, association or investment of capital in individuals or companies organized or to be organized in Argentina or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

Pluriagro S.A.	100%(3)

Pluriagro S.A. is involved in contributions, association or investment of capital in individuals or companies organized or to be organized in Argentina or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

(1) Includes the interest in Cactus.
(2) Includes Futuros y Opciones.Com S.A.’s interest.
(3) Includes the interest in Agrology S.A.
(4) See note 2.b) of our Financial Statements.

The following is IRSA’s organizational chart and its principal subsidiaries as of June 30, 2011:

(1)   23.66% owned by Intercontinental Hotels Corporation.

(2)   50% owned by the Sutton Group.

(3)   20% owned by Hoteles Sheraton de Argentina.

D. Property, plants and equipment

Overview of Agricultural Properties

As of June 30, 2011, we owned, together with our subsidiaries, 35 farms, which have a total surface area of 646,237 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farm is located to Buenos Aires:

Owned Farms as of June 30, 2011
	Facility	Province	Country	Gross Size	Date of Acquisition	Primary current use	Net Carrying value
				(in hectares)			(Ps. Millions) (1)

1	La Adela	Buenos Aires	Argentina	1,054	Original	Crops	9.8
2	El Invierno	La Pampa	Argentina	1,946	Jun-05	Crops	9.3
3	El Tigre	La Pampa	Argentina	8,365	Apr-03	Crops/Milk	35.0
4	San Pedro	Entre Ríos	Argentina	6,022	Sep-05	Crops/Beef Cattle	48.1
5/6	Santa Bárbara/La Gramilla	San Luis	Argentina	7,052	Nov-97	Crops under irrigation	20.2
7	Cactus Argentina S.A.	San Luis	Argentina	170	Dec-97	Feed lot	22.6
8/9	Las Playas/San Nicolás (2)	Córdoba / Santa Fe	Argentina	2,965	May-97	Crops/Milk/Beef Cattle	15.0
10	La Esmeralda	Santa Fe	Argentina	9,370	Jun-98	Crops/Beef Cattle	11.5
11	Las Vertientes	Córdoba	Argentina	4	-	Silo	0.5
12	La Suiza	Chaco	Argentina	41,993	Jun-98	Beef Cattle	35.9
13/14	8 de Julio/Carmen	Santa Cruz	Argentina	100,911	May-07/Sep-08	Sheep Production	10.5
15	El Recreo	Catamarca	Argentina	12,394	May-95	Beef Cattle/Natural Woodlands	1.3
16	Los Pozos	Salta	Argentina	240,858	May-95	Beef Cattle/Crops/Natural Woodlands	92.5
17	La Esperanza	La Pampa	Argentina	980	Mar-08	Crops	4.3
18	Puertas de Luján	Buenos Aires	Argentina	115	Dec-08	Other	11.3
19/20/ 21/22/ 23/ 24	Las Londras/San Cayetano/San Rafael/La Fon Fon/ 4 Vientos/ La Primavera	Santa Cruz	Bolivia	16,256	Nov-08/Jan-11	Crops	153.3
25	Jerovia (3)	Boquerón	Paraguay	22,789	Feb-09	Natural Woodlands	45.7
26	Estab. Mendoza	Lujan de Cuyo	Argentina	943	Mar. ´11		6.8
27/35	BrasilAgro(4)		Brazil	172,050

	Subtotal			646,237			533.6

(1)     Acquisition costs plus improvements and furniture necessary for the production, less depreciation.

(2)     Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.

(3)     Hectares and carrying amount in proportion to our 50.00% interest in Cresca S.A through Agrology S.A.

(4)     See the section “Overview of BrasilAgro´s Properties”.

Overview of BrasilAgro´s Properties

As of June 30, 2011, we owned, together with our subsidiaries, 9 farms, which have a total surface area of 172,050 hectares, Acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

Properties	Place	Total Area	Use	Price of acquisition
		(ha)		(R$ MM)
São Pedro Farm	Chapadão do Céu/GO	2.447	Sugar Cane	R$ 9,90
Cremaq Farm	Baixa Grande Ribeiro/PI	32.702	Grane	R$ 42,00
Jatobá Farm (1)	Jaborandi/BA	31.606	Grane and Cotton	R$ 33,00
Alto Taquari Farm	Alto Taquari/MT	5.186	Sugar Cane	R$ 33,20
Araucária Farm	Mineiros/GO	9.682	Sugar Cane	R$ 70,40
Chaparral Farm	Correntina/BA	37.182	Grane and Cotton	R$ 47,80
Nova Buriti Farm	Januária/MG	24.247	Florestal	R$ 21,50
Preferência Farm	Barreiras/BA	17.799	Beef Cattle	R$ 9,50
Horizontina Farm	Tasso Fragoso/MA	14.359	Grane	R$ 37,20
	Total	175.210		R$ 304,50
	Total Owned by BrasilAgro (1)	172.050		R$ 301,20

(1) Jatobá is owned  by Jaborandi S.A., in which we own 90% of its equity and Maeda group poses the remaining 10%.

(2) After new measurement of our properties we adjusted the total and arable area to 174,149 hectares and 127,723 hectares, respectively.

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

The types of insurance used by us are the following:

Insured property	Risk covered	Amount insured in Thousand of	Book value in Thousand of
		Pesos	Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	204,670	46,630
Vehicles	Theft, fire and civil and third parties liability	4,985	1,949

Real Estate Business

For information about Real Estate insurances, please see “Item 4.B Business Overview Real Estate Business-Office and other non shopping center rental properties-Insurance.”

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating financial review and prospects

A. Consolidated operating results

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this annual report. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this annual report. See Item 3 d. d. “Risk Factors” for a more complete discussion of the economic and industry-wide factors relevant to us and the opportunities and challenges as a result of the global economic crisis, and risks on which we are focused.

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2011, 2010, and 2009 relate to the fiscal years ended June 30, 2011, 2010, and 2009, respectively.

Effective October 1, 2008, we started consolidating the accounts of IRSA after a series of acquisitions, which increased our ownership interest in IRSA to 54.01%. Accordingly, the consolidated statement of income for the year ended June 30, 2009 includes (i) the results of IRSA as an equity investee from July 1, 2008 through September 30, 2008; and (ii) the results of operations of IRSA consolidated into ours for nine months from October 1, 2008 through June 30, 2009. The consolidated statement of income for the year ended June 30, 2008 is not comparable to either the June 30, 2009 or 2010 in this regard since it only includes the results of IRSA as it was an equity investee for the whole period.

For a discussion of results of operations of IRSA and to assist in understanding changes in the real estate business, please see “Item 5 Operating and financial review and prospects”  in IRSA's  Annual Report on Form 20-F for IRSA the year ended June 30, 2011 which is publicly available on SEC's website (www.sec.gov). The discussion and analysis of IRSA is for the full annual periods ended June 30, 2011 compared to June 30, 2010, and June 30, 2010 compared to June 30, 2009.

The management's discussion and analysis  of IRSA’s operating financial review and prospects included in IRSA's 20-F for the year ended June 30, 2011 and 2010 is referred only on a supplemental basis only.

We maintain our financial books and records in Pesos. Except as mentioned in the following paragraph, we prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores which differ in significant respects from U.S. GAAP. These differences involve methods of measuring the amounts shown in the financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 29 to our Audited Consolidated Financial Statements included elsewhere in this annual report for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of our net income and shareholders’ equity.

In order to comply with the regulations of the Argentine Securities Commission, we discontinued adjustment for inflation as of March 1, 2003 and we recognize deferred tax assets and liabilities on a non-discounted basis. These accounting practices differ from the Argentine GAAP. However, we consider that those departures have not had a significant impact on our financial statements.

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index

2002	28.4	88.2
2003	10.2	8.1
2004	4.9	8.6
2005	9.0	7.7
2006	11.0	12.1
2007	8.8	9.4
2008	9.3	13.8
2009	5.26	5.4
2010	11.0	15.2
2011	9.67	12.5

The increase in inflation may erode our present macroeconomic stability, causing a negative impact on our operations. The wholesale price index increased by 8.48% in the first eight months of 2011, and the Consumer Price Index increased 5.63% in the same period.

Effects of interest rate fluctuations

Most of our U.S.dollar denominated debt accrues interest at a fixed rate. An increase in interest rates will not necessary result in a significant increase in our financial costs and may not materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation of the Argentine Peso against the U.S.dollar would increase our U.S. dollar- denominated indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgages and lease receivables. Due to the fact that many of our customers have their cash flows in Pesos, a fluctuation of exchange rate may increase their U.S.dollar-denominated liabilities. Foreign currency exchange restrictions that may be imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated liabilities.

Factors Affecting Comparability

We describe below certain factors affecting the comparability of our results of operations from period to period. These factors are based upon currently available information and do not represent all of the factors that are relevant to an understanding of our current and future results of operations. For ease of presentation, we divided these factors into factors affecting comparability within our Agricultural business and Real estate business, respectively.

In addition, our results of operations for the year ended June 30, 2009 were affected by the consolidation of the results of operations of IRSA as from October 1, 2008. Prior to October 1, 2008, our investment in IRSA was accounted for under the equity method of accounting. Thus, our results of operations for the year ended June 30, 2008 are not fully comparable to the results of operations for the year ended June 30, 2009, 2010 and 2011 in regards to the Real estate business.

Agricultural Business

Purchase and Sales of Farmlands

Our strategy includes the identification, acquisition, exploitation and selective disposition of rural properties that have attractive prospects for long-term value appreciation.  As a part of this strategy, from time to time, we purchase and sell farmlands. The acquisition or disposition of farmlands in any given period may make the production results of that period difficult to compare to those of other periods.

Seasonality

Like any other agribusiness company, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, climate conditions in Bolivia allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and milk and our forestry activities, are not as influenced by seasonal factors. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. Therefore, there may be significant variations in results from one quarter to the other.

Real Estate Business

Recent Sale of 80% of our Consumer Finance Business

In recent years, we have operated an important consumer financing business through our subsidiary Metroshop and our affiliate Tarshop. For the fiscal years ended June 30, 2009, 2010 and 2011, this consumer financing business represented 45.5%, 36.9% and 33.8%, respectively, of APSA’s revenues. In December 2009, we entered into an agreement for the sale of 80% of Tarshop’s stock to Banco Hipotecario for US$26.8 million. On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction, and the transaction was closed on September 13, 2010. Immediately after the sale, our interest in Tarshop was reduced to 20% of its capital stock. Because we sold 80% of Tarshop in September 2010, our results for fiscal year 2011 will not be comparable to our results in past fiscal years.

Critical Accounting Policies

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

•          business combinations;

•          provision for allowances and contingencies;

•          impairment of long-lived assets;

•          intangible assets – concession rights;

•          derivative instruments;

•          deferred income tax;

•          minimum presumed income tax (“MPIT”); and

•          negative goodwill, net.

Business combinations

Significant acquisitions are accounted for under the purchase method of accounting. Under the purchase method, the purchase price is allocated to tangible and intangible assets and liabilities based on their respective fair values in accordance with the provisions of RT No. 18. In making estimates of fair values, management utilizes a number of various sources.

When we acquire properties, for fair value estimation purposes, we also consider information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. We allocate a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally we determine the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management's determination of the relative fair values of the respective in-place lease values. Our estimates are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. We also estimate costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant. We have not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset. As far as banking operations are concerned, identifiable intangible assets, comprised of core deposit intangibles and customer relationship intangibles, represent the net present value of the future economy.

In some instances, the determination of fair values requires management to make significant assumptions with respect to the timing and amount of future revenues and expenses associated with an asset. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

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

With respect to our Hotel segment, the discounted cash flows methodology was applied by taking the forecasts of each hotel’s cash flow over our remaining useful life and discounting such estimated amounts at rates according to risk, location and other relevant factors. The cash flows to be discounted considered revenues per room, per guest, per additional charge as well as the fixed and variable expenditures related to the transaction. Seasonal or exceptional issues that adversely impacted on the result of hotel occupancy rates for the last year were not considered in the analyses.

Shopping centers were valued according to the rent value method. We calculated discount rates considering each property’s location, the comparability with other properties in the market, our historic rental income, vacancy rates and cash flow. The average discount rates we used was 11.69%. As in the case of offices, cash flows of results after income taxes and depreciation were considered, analyzing the periods for the remaining useful life of each asset.

We used the open market method for determining the fair market value of our land reserves and inventories. We estimated the value of each site by taking into consideration the value of the property according to its surface area and location and construction potential, as well as the availability of inventory less cost to sale.

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

•          the accounting for available-for-sale securities;

•          the deferral of certain pre-operating expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•          the accounting for a mortgage payable with no stated interest rate;

•          the accounting for securitization programs;

•          the application of certain U.S. GAAP adjustments to the estimation of the fair value of net assets acquired;

•          the present-value accounting;

•          the reversal of previously recognized impairment losses losses;

•          the accounting for troubled debt restructuring;

•          the accounting for real estate barter transactions;

•          the valuation of inventories;

•          the accounting for software obtained for internal use;

•          the accounting for increasing rate debt;

•          the recognition of the put option for the sale of shares of Metropolitan

•          the effect of the reversal of capitalized financial costs.

•          the disposal of business

•          the accounting for investment in Hersha Hospitality Trust and TGLT

•          the accounting for IRSA Step acquisition

•          the accounting for warrants

•          the acquisition of non-controlling interest in APSA

•          the acquisition of non-controlling interest in IRSA

•          the allowance for loan losses of credit card portfolio of Metroshop

•          the amortization of fee related to Series II of APSA Non-Convertible Notes

•          the appraisal revaluation of fixed assets

•          the debtor’s accounting for a modification of APSA convertible debt instruments

•          the deferred revenues – insurance and origination fees

•          the depreciation of fixed assets

•          the differences in basis relating to purchase accounting

•          the effect of US GAAP adjustments on management fee

•          the elimination of gain on acquisition of non-controlling interest

•          revenue recognition – deferred commissions

•          revenue recognition – scheduled rent increases

•          the reversal of gain recognized for assets held for sale

•          the reversal of loss (gain) from valuation of real estate inventories at net realizable value

•          the effects on deferred income tax of the above-mentioned reconciling items, as appropriate; and

•          the effect on non-controlling interest of the above-mentioned reconciling items, as appropriate.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 28 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2011, 2010 and 2009 was approximately Ps. 212.6 million, Ps.185.4 million, and Ps. 124.6 million, respectively, compared to approximately Ps. 758.8 million, Ps. 193.4 million and Ps.116.6 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2011 and 2010, was Ps. 2,213.5 million and Ps. 1,968.2 million, respectively, compared to Ps. 2,461.5 million and Ps. 1,857.7 million, respectively, under U.S. GAAP.

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

As discussed in Note 2.b) to our Audited Consolidated Financial Statements, during fiscal year 2009 we acquired an additional 11.57% equity interest in IRSA and increased its ownership interest to 53.7%. Thus, effective October 1, 2008, we started consolidating the accounts of IRSA on a line-by-line basis.

In December 2010, we made a capital contribution to Cactus, increasing our equity interest to 80% and gained control over the entity. This entity is primarily involved in agro-industrial and industrial-related activities which require further processes to the cattle primary operations. Cactus owns a slaughter house which processes meat sourced from our own cattle or other third parties as needed. Cattle is fed in Cactus's feedlots prior to being slaughtered and processed.

Upon gaining control of the entity and started receiving consolidating information for Cactus, the chief operating decision maker(s) revised its internal reporting structure and made the following changes:

-          The slaughtering and processing of meat and its associated feedlot operations are considered a separate business -although related- and is reviewed separately as such by the chief operating decision maker(s). These activities are referred to in the reporting to the chief operating decision maker(s) as "Slaughtering and Feedlot business";

-          Our agricultural business now includes only farming activities or primary activities which do not have any industrial or industrial-related processes;

-          The "Agriculture business and the Slaughtering and Feedlot business" comprises our Agribusiness activities; and,

-          The Real Estate Business remained unchanged.

Each of the Agriculture, Slaughtering and Feedlot, and Real Estate businesses comprises several reportable segments which are described in detail further below. These changes in the current internal reporting structure have been retroactively reflected in the segment information of prior years. However, for the years ended June 30, 2010 and 2009, the Slaughtering and Feedlot business does not include the consolidated accounts of Cactus because we did not have control of the entity for those periods. Rather Cactus is reflected as an equity-method investee for those periods and performance measured based on the gain or loss from the equity investee.

Following is a description of the reportable segments within our Agricultural Slaughtering/ Feed Lot and Real Estate businesses.

A.  Agriculture business:

Our agricultural operations are conducted through six business segments organized primarily on a product-line basis, with each segment offering a variety of different but interrelated products. Our agricultural operations are subject to various risks, including but not limited to market prices for commodities, weather conditions and environmental concerns. One of our cornerstones is the transformation of farmland through its agricultural activities. Ultimately, we may sell farmland to make a profit from land value appreciation opportunities and which, in the judgment of management, are a surplus to our primary operations. Gains on the sale of farmland properties are presented in “Sales of farmlands” in the consolidated statements of income.

For all years presented our principal operations were located in Argentina, our country of domicile. For the years ended June 30, 2011 and 2010, our international operations were concentrated in Brazil through our equity investment in BrasilAgro. As discussed above, for the year ended June 30, 2011, we continued its business in Brazil while expanding our international operations to Bolivia and Paraguay.

Our business segments within the Agriculture business are as follows:

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

•          Others Segment consists of services and leasing of our farms to third parties and brokerage activities.

•          Farmland Sales Segment consists of gains from the sale of farmland to profit from land value appreciation opportunities as part of our land transformation objectives.

•          Non-Operating Segment includes gains or losses from equity investees and depreciation for corporate assets.

We evaluate the performance of our Agriculture business segments based on gross income (loss) from agricultural production plus gross income from sales - including sales of products and farmland - less selling and administrative expenses, plus unrealized gains or losses on inventories. The column titled “Sub-Total Agriculture business” represents the addition of the segment gains or losses from the Crops (Domestic and International, as applicable), Beef Cattle, Milk, Feedlot (as applicable), Others and Farmland Sales Segments. Excluded from total segment gains or losses are the gains or losses from our other equity investees included in the Non-Operating Segment.

Accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated.

B.  Slaughtering / Feed lot business

Our slaughtering / Feed lot operations are conducted through our subsidiary Cactus. This segment’s main business is the production of meat under the so-called “feedlot fattening” method and slaughtering.

The feedlot cattle beef production is processed in Exportaciones Agroindustriales Argentina S.A.’s packing plant for the domestic and foreign markets. Feedlot fattening with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation due to a consistent final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices. Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and finish them at Cactus.

Real Estate Business

We have determined that the business units to be reported are those that rely on the management information generated by us. Therefore, we have six business units for reporting purposes: “Shopping Centers,” “Consumer Financing,” “Development and Sale of Properties,” “Office and Other Non-Shopping Center Rental Properties,” “Hotels” and “Financial Operations and Others.”

The real estate business is further segmented as follows:

Shopping Centers: this segment includes the operating results of the shopping centers principally comprised of lease and service revenues from tenants.

Consumer Financing: this segment includes the origination of loans and credit card receivables and related securitization programs. In September 2010, we sold 80% of Tarshop’s stock to Banco Hipotecario for US$26.8 million and retained the remaining 20%. As a result of this sale, the Consumer financing segment will have a less significant impact on our results of operations going forward.

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

Financial information for each segment follows:

Year ended June 30,2011:
Statement of income data

	Agribusiness Activities																		Real Estate Business
	Agricultural Business
	Crops															Slaughtering and Feed lot business
	Local		International		Beef Cattle		Milk		Others		Farmland sales		Non Operating(i)		Subtotal Agriculture business				Development and sale of properties		Office and others		Shopping Centers		Hotel operations		Consumer financing		Financial operations and others		Subtotal Real Estate business		Total
Agricultural production income	259,215		69,415	Ps.	46,574	Ps.	31,277	Ps.	-	Ps.	-	Ps	-	Ps.	406,481	Ps	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	406,481
Cost of agricultural production	(190,431)		(40,695)		(24,987)		(23,965)		-		-		-		(280,078)		-		-		-		-		-		-		-		-		(280,078)
(Loss) Gross income from agricultural production	68,784		28,720		21,587		7,312		-		-		-		126,403		-		-		-		-		-		-		-		-		126,403
Sales (iii)	270,979		72,030		50,909		28,381		58,048		84,507		-		564,854		127,086		341,074		164,035		675,319		192,883		68,576		-		1,441,887		2,133,827
Cost of sales (iv)	(241,093)		(64,409)		(58,034)		(28,381)		(41,383)		(29,906)		-		(463,206)		(123,271)		(252,894)		(36,940)		(187,652)		(119,765)		(22,488)				(619,739)		(1,206,216)
Gross income (loss)
from sales	29,886		7,621		(7,125)		-		16,665		54,601		-		101,648		3,815		88,180		127,095		487,667		73,118		46,088		-		822,148		927,611
Gross (Loss) profit	98,670		36,341		14,462		7,312		16,665		54,601		-		228,051		3,815		88,180		127,095		487,667		73,118		46,088		-		822,148		1,054,014
Unrealized gain / (loss) on nventories	(17,756)		1,297		69,752		-		217		-		-		53,510		538		128		1,012		-		-		-		-		1,140		55,188
Selling expenses	(45,837)		(7,054)		(2,461)		(1,405)		(4,717)		-		-		(61,474)		(8,029)		(15,396)		(5,283)		(40,229)		(20,923)		(24,873)		-		(106,704)		(176,207)
Administrative expenses	(23,837)		(5,250)		(14,192)		(1,739)		(3,273)		(3,542)		-		(51,833)		(4,530)		(41,425)		(43,029)		(67,935)		(40,318)		(6,946)		-		(199,653)		(256,016)
Gain from recognition of inventories at net realizable value	-		-		-		-		-		-		-		-		-		45,442		-		-		-		-		-		45,442		45,442
Net gain from retained interest in securitized receivables of consumer financing	-		-		-		-		-		-		-		-		-		-		-		-		-		4,707		-		4,707		4,707
(Loss) Gain on equity investees	-		-		-		-		-		-		3,32 8		-		(12,388)		443		-		41		9,682		9,298		118,956		138,420		126,032
Segment (loss) gain	11,240		25,334		67,561		4,168		8,892		51,059		-		168,254		(20,594)		77,372		79,795		379,544		21,559		28,274		118,956		705,500		853,160
Operating Margin (ii)	2.1%		17.9%		69.3%		7.0%		15.3%		60.4%		-		17.3%		(16.2%)		22.7%		48.6%		56.2%		11.2%		41.2%		0%		48.9%		33.6%
Depreciation	(3,680)		(671)		(1,732)		(1,078)		(554)		-		(1,217)		(8,932)		(783)		(200)		(28,792)		(136,498)		(14,565)		(902)		-		(180,957)		(190,672)
Balance Sheet Data
Assets	445,977	Ps.	2,016,016		317,414	Ps.	66,362	Ps.	36,803		18,765	Ps.	543,704	Ps .	3,445,041	Ps.	60,224	Ps.	757,009	Ps.	1,431,013	Ps.	2,126,750	Ps.	237,267	Ps.	37,710	Ps.	1,638,404	Ps.	6,228,153	Ps.	9,733,418
(i) Not included in the segment gain.
(ii) This item agregates segment (loss) gain divided by the sum of production income and sales.
(iii) This item aggregates sales of crops, beef cattle, milk and others and sales of farmland disclosed separately in the statements of income.
(iv) This item aggregates costs of crops, beef cattle, milk and others and cost of farmland sales disclosed separately in the statements of income.

Year ended June 30,2010:
Statement of income data

	Agribusiness Activities																		Real Estate Business
	Agricultural Business
	Crops															Slaughtering and Feed lot business
	Local		International		Beef Cattle		Milk		Others		Farmland sales		Non Operating(i)		Subtotal Agriculture business				Development and sale of properties		Office and others		Shopping Centers		Hotel operations		Consumer financing		Financial operations and others		Subtotal Real Estate business		Total
Agricultural production income	143,772	Ps.	27,076	Ps.	20,830	Ps.	26,043	Ps.	-	Ps.	-	Ps	-	Ps.	217,721	Ps	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	217,721
Cost of agricultural production	(132,301)		(27,423)		(21,850)		(20,383)		-		-		-		(201,957)		-		-		-		-		-		-		-		-		(201,957)
(Loss) Gross income from agricultural production	11,471		(347)		(1,020)		5,660		-		-		-		15,764		-		-		-		-		-		-		-		-		15,764
Sales (iii)	164,522		30,129		39,274		24,415		50,497		18,557		-		327,394		-		225,567		156,592		529,841		159,894		265,346		-		1,337,240		1,664,634
Cost of sales (iv)	(148,077)		(27,552)		(46,682)		(24,415)		(38,102)		(4,825)		-		(289,653)		-		(99,893)		(35,705)		(164,265)		(103,191)		(99,470)				(502,524)		(792,177)
Gross income (loss)
from sales	16,445		2,577		(7,408)				12,395		13,732		-		37,741		-		125,674		120,887		365,576		56,703		165,876		-		834,716		872,457
Gross (Loss) profit	27,916		2,230		(8,428)		5,660		12,395		13,732		-		53,505		-		125,674		120,887		365,576		56,703		165,876		-		834,716		888,221
Unrealized gain / (loss) on inventories	1,515		(268)		84,349		-		(107)		-		-		85,489		-		730		361		-		-		-		-		1,091		86,580
Selling expenses	(23,127)		(4,481)		(2,550)		(540)		(3,355)		-		-		(34,053)		-		(2,388)		(4,452)		(37,134)		(16,509)		(124,918)		-		(185,401)		(219,454)
Administrative expenses	(19,440)		(7,203)		(12,329)		(2,229)		(1,839)		(1,346)		-		(44,386)		-		(35,079)		(45,679)		(54,335)		(35,074)		(25,125)		-		(195,292)		(239,678)
Gain from recognition of inventories at net realizable value	-		-		-		-		-		-		-		-		-		33,831		-		-		-		-		-		33,831		33,831
Net gain from retained interest in securitized receivables of consumer financing	-		-		-		-		-		-		-		-		-		-		-		-		-		37,470		-		37,470		37,470
(Loss) Gain on equity investees	-		-		-		-		-		-		(12,105)		-		(21,206)		1,907		-		40		5,990		-		152,479		160,416		139,210
Segment (loss) gain	(13,136)		(9,722)		61,042		2,891		7,094		12,386		-		60,555		(21,206)		124,675		71,117		274,147		11,110		53,303		152,479		686,831		726,180
Operating Margin (ii)	4.3%		17%		101.6%		5.7%		14%		66.7%		-		11.1%		(0.0%)		55.3%		45.4%		51.7%		6.9%		20.1%		-		39.4%		38.6%
Depreciation	(5,044)		-		(1,842)		(687)		(279)		-		(653)		(8,505)		-		(17,091)		(24,089)		(106,475)		(16,432)		(7,119)		-		(171,206)		(179,711)
Balance Sheet Data
Assets	381,962	Ps.	442,276	Ps.	265,567	Ps.	51,330	Ps.	19,674	Ps.	3,162	Ps.	162,020	Ps .	1,325,991	Ps.	2,357	Ps.	683,040	Ps.	1,104,047	Ps.	1,814,382	Ps.	239,378	Ps.	314,285	Ps.	1,354,508	Ps.	5,509,540	Ps.	6,837,888
(i) Not included in the segment gain.
(ii) This item agregates segment (loss) gain divided by the sum of production income and sales.
(iii) This item aggregates sales of crops, beef cattle, milk and others and sales of farmland disclosed separately in the statements of income.
(iv) This item aggregates costs of crops, beef cattle, milk and others and cost of farmland sales disclosed separately in the statements of income.

Year ended June 30,2009:
Statement of income data

	Agribusiness Activities																		Real Estate Business
	Agricultural Business
	Crops															Slaughtering and Feed lot business
	Local		International		Beef Cattle		Milk		Others		Farmland sales		Non Operating(i)		Subtotal Agriculture business				Development and sale of properties		Office and others		Shopping Centers		Hotel operations		Consumer financing		Financial operations and others		Subtotal Real Estate business		Total
Agricultural production income	118,582	Ps.	15,597	Ps.	18,120	Ps.	20,213	Ps.	-	Ps.	-	Ps	-	Ps.	172,512	Ps	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	172,512
Cost of agricultural production	(159,109)		(16,807)		(16,241)		(18,286)		-		-		-		(210,443)		-		-		-		-		-		-		-		-		(210,443)
(Loss) Gross income from agricultural production	(40,527)		(1,210)		1,879		1,927		-		-		-		37,931		-		-		-		-		-		-		-		-		(37,931)
Sales (iii)	147,680		16,783		17,646		19,270		36,045		1,959		-		239,383		-		278,107		127,339		305,127		116,672		188,035		-		1,015,280		1,254,663
Cost of sales (iv)	(130,054)		(14,915)		(16,237)		(19,316)		(24,210)		(94)		-		(204,826)		-		(170,529)		(25,932)		(87,097)		(74,240)		(78,125)				(435,923)		(640,749)
Gross income (loss)
from sales	17,626		1,868		1,409		(46)		11,835		1,865		-		34,557		-		107,578		101,407		218,030		42,432		109,910		-		579,357		613,914
Gross (Loss) profit	(22,901)		658		3,288		1,881		11,835		1,865		-		(3,374)		-		107,578		101,407		218,030		42,432		109,910		-		579,357		575,983
Unrealized gain / (loss) on inventories	(691)		(183)		(860)		-		398		-		-		(1,336)		-		(145)		1,073		-		-		-		-		928		(408)
Selling expenses	(18,676)		(2,406)		(1,323)		(328)		(2,474)		-		-		(25,207)		-		(1,591)		(9,948)		(24,153)		(12,048)		(139,535)		-		(187,275)		(212,482)
Administrative expenses	(16,938)		(3,018)		(9,036)		(1,620)		(1,349)		(140)		-		(32,101)		-		(16,804)		(26,221)		(32,946)		(26,931)		(339)		-		(102,563)		(134,664)
Gain from recognition of inventories at net realizable value	-		-		-		-		-		-		-		-		-		9,237		-		-		-		-		-		9,237		9,237
Net loss in credit card trust Tarshop	-		-		-		-		-		-		-		-		-		-		-		-		-		(22,263)		-		(22,263)		(22,263)
Gain on equity investees	-		-		-		-		-		-		(38,216)		-		(2,780)		1,833		-		30		-		-		88,327		90,190		87,410
Segment gain (loss)	(59,206)		(4,949)		(7,931)		(67)		8,410		1,725		-		(62,018)		(2,780)		100,108		66,311		160,961		3,453		(51,549)		88,327		367,611		302,813
Operating Margin (ii)	22.2%		15.3%		22.2%		0.2%		23.3%		88.1%		-		15.1%		(2,780)		36.0%		52.1%		52.8%		3.0%		27.4%		-		36.2%		21.2%
Depreciation	(3,799)		(105)		(1,408)		(615)		(1,066)		-		(835)		(7,828)		-		(643)		(25,772)		(66,481)		(14,082)		(5,133)		-		(112,111)		(119,939)
Balance Sheet Data
Assets	421,531	Ps.	250,773	Ps.	208,973	Ps.	44,645	Ps.	6,223	Ps.	9,121	Ps.	138,783	Ps .	1,103,031	Ps.	22,982	Ps.	540,358	Ps.	1,036,959	Ps.	1,915,268	Ps.	232,848	Ps.	174,865	Ps.	972,727	Ps.	4,873,025	Ps.	5,976,056
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

Additional Information on the Real Estate Business Segments

Allocation of selling expenses to business segments

Selling expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments are allocated to these business segments. These expenses are incurred individually by each segment. All other selling expenses are allocated respectively to the remaining segments according to which segment has specifically incurred each expense.

Allocation of administrative expenses to business segments

Administrative expenses directly attributable to the Shopping centers, Consumer financing and Hotel. segments are allocated to these business segments. These expenses are incurred individually by each segment. All other administrative expenses are prorated among the Development and sale of properties segment and the Offices and Other Non-Shopping Center Rental Properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 40.6% and 59.4% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments) are allocated to the Development and sale of properties segment and to the Offices and Other Non-Shopping Center Rental Properties segment, respectively.

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

Each one of the following segments: Shopping centers, Consumer financing and Hotels manages its financial transactions individually. The gains/losses on said transactions are directly allocated to these segments. The financial gains or losses unrelated to these business units are shown in the Financial transactions and other segment as they are not specifically generated by any other individual segment, except Interest income and Interest expenses, which are prorated among all the segments in proportion to the corresponding assets to each segment.

Allocation of Gain/(Losses) on equity investees

These results are directly allocated to the segment that generates them.

Cresud’s Results of Operations

Effective July 1, 2006, we adopted RT No. 22 which prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce, or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production, and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. RT No. 22 also requires that gains or losses arising on initial recognition of agricultural produce at fair value less estimated point-of-sale costs to be included in profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the entity. RT No. 22 is applied to agricultural produce, which is the harvested product of the entity’s biological assets, only at the point of harvest. Accordingly, RT No. 22 does not deal with the processing of agricultural produce after harvest; for example, the processing of milk into cheese.

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

OPERATING RESULTS

Fiscal year ended June 30, 2011 compared to fiscal year ended June 30, 2010

Production income

Production income was Ps.406.5 million for fiscal year 2011, 86.7% higher than the amount recorded for the previous fiscal year. This was primarily attributable to a Ps.157.8 million increase in our Crops segment, a Ps.25.7 million increase in our Beef cattle segment and a Ps.5.2 million increase in our Milk segment.

Crops – Domestic market

Production income from our Crops segment increased 80.3%, from Ps.143.8 million for fiscal year 2010 to Ps.259.2 million for fiscal year 2011, primarily as a result of:

•          a 41.2% increase in total production volumes, from 289,141 tons in fiscal year 2010 to 408,404 tons in fiscal year 2011, mainly due to an increase in volumes of sunflower (83.5%), wheat (47.0%), corn (32.0%), and soybean (11.8%) harvested, partially offset by a 23.4% volume decrease of sorghum harvested from year to year; and

•          a 27.6% increase in average prices of grain production.

The 41.2% increase in the production volume from our Crops segment was mainly due to a 27.8% increase in our average yield, from 3.52 tons per hectare in fiscal year 2010 to 4.50 tons per hectare in fiscal year 2011, mainly due to the mix of grain harvested and favorable weather conditions. The surface area in operation for fiscal year 2010 was 82,088 hectares (including 10,816 hectares under concession) whereas for fiscal year 2011 it was 90,750 (including 10,401 hectares under concession).

As of June 30, 2011, the harvested area was 81.4% of our total sown area, compared to 86.3% as of June 30, 2010.

The following table shows the board prices(1) as of June 30, 2010 and 2011:

	Fiscal year ended June 30,
	2010	2011
	Ps.	Ps.
Wheat	632	770
Sunflower	930	1,300
Corn	480	670
Soybean	903	1,272
(1) Rosario Commodities Exchange board prices

Crops – International market

Production income from our Crops segment increased 156.4%, from Ps.27.1 million in fiscal year 2010 to Ps.69.4 million in fiscal year 2011, mainly as a result of:

•          a 74.8% increase in global production volume from 33,475 tons in fiscal year 2010 to 58,506 tons in fiscal year 2011, mainly due to a 72.4% increase in soybean volumes harvested, a 70.0% increase in corn volumes harvested and a 15.0% increase in sunflower volumes harvested, partially offset by a slight reduction of 1.4% in wheat volumes harvested from year to year; and

•          a 46.7% increase in the average price of grain production.

The 74.8% increase in production volume of our Crops segment resulted mainly from a larger surface area under operation, from 18,872 hectares in fiscal year 2010 to 30,978 hectares in fiscal year 2011, and a 6.5% increase in our average yield from 1.77 tons per hectare in fiscal year 2010 to 1.89 tons per hectare in fiscal year 2011.

As of June 30, 2011, the harvested area was 79.6% of the total sown area, compared to 95.6% as of June 30, 2010.

Beef cattle

Production income from the Beef cattle segment increased 123.6%, from Ps.20.8 million in fiscal year 2010 to Ps.46.6 million in fiscal year 2011, primarily as a result of:

•          a 8.1% increase in the average price of kilogram per cattle produced, from Ps.6.6 millon in fiscal year 2010 to Ps.7.1 million in fiscal year 2011,

•          a 106.8% increase in beef production volume, from 3,153 tons during fiscal year 2010 to 6,519 tons in fiscal year 2011. The beef production volume in farms and feedlot increased 117.0% and 44.4% in fiscal year 2011 compared to fiscal year 2010, respectively; and

•          a 16.8% increase in births during fiscal year 2011 compared to fiscal year 2010.

The number of hectares dedicated to beef cattle production decreased from 105,857 hectares in fiscal year 2010 to 102,279 hectares in fiscal year 2011. This was mainly due to a smaller number of own hectares devoted to cattle production.

Milk

Production income from the Milk segment increased 20.1%, from Ps.26.0 million in fiscal year 2010 to Ps.31.3 million in fiscal year 2011. This increase was mainly due to:

•          a 28.3% increase in average prices of milk, from Ps.1.13 per liter in fiscal year 2010 to Ps.1.45 per liter in fiscal year 2011; and

•          a 9.6% reduction in milk production volumes, from 21.7 million liters in fiscal year 2010 to 19.6 million liters in fiscal year 2011. This decrease in production volume was mainly due to a reduction in the average number of milking cows (from 3,297 in fiscal 2010 to 2,816 in fiscal 2011 as a result of the sale of “La Juanita” dairy farm), partially offset by a 5.8% increase in the efficiency level of average daily milk production per cow, from 18.0 liters in fiscal year 2010 to 19.1 liters in fiscal year 2011.

Cost of production

Cost of production increased 38.7%, from Ps.201.9 million in fiscal year 2010 to Ps.280.1 million in fiscal year 2011. This increase was mainly due to a Ps.71.4 million increase in our Crops segment, a Ps. 3.1 million increase in our Beef cattle segment and a Ps.3.6 million increase in our Milk segment.

Crops – Domestic market

Cost of production from our Crops segment increased 43.9%, from Ps.132.3 million in fiscal year 2010 to Ps.190.4 million in fiscal year 2011, primarily as a consequence of:

•          higher production volumes in fiscal year 2011 compared to fiscal year 2010;

•          a larger number of hectares in operation in farms leased from third parties in fiscal year 2011 compared to fiscal year 2010; and

•          a 48.9% increase in direct costs of production during fiscal year 2011 compared to fiscal year 2010, primarily as a result of higher prices of leases and supplies used (agrochemicals and seeds).

Total cost of production per ton increased 0.9%, from Ps.456 in fiscal year 2010 to Ps.460 in fiscal year 2011, primarily as a result of higher direct costs of production, partially offset by higher yields per hectare during fiscal year 2011 compared to fiscal year 2010.

Crops – International market

Cost of production from our Crops segment increased 48.4% from Ps.27.4 million in fiscal year 2010 to Ps.40.7 million in fiscal year 2011, mainly due to:

•          higher production volumes in fiscal year 2011 compared to fiscal year 2010;

•          a larger number of hectares in operation in fiscal year 2011 compared to fiscal year 2010; and

•          a 46.1% increase in direct costs of production during fiscal year 2011 compared to fiscal year 2010, primarily as a result of higher prices of supplies used (agrochemicals and seeds).

The total cost of production per ton decreased 15.1% from Ps.819 in fiscal year 2010 to Ps.696 in fiscal year 2011, mainly due to higher yields, that showed a higher production volume, compared to the previous fiscal year.

Beef Cattle

Production cost of the Beef Cattle segment increased 14.4% from Ps.21.8 million in fiscal year 2010 to Ps.25.0 million in fiscal year 2011. The increase in production costs of the Beef Cattle segment during fiscal year 2011 was mainly due to:

•          higher production volumes in fiscal year 2011 compared to fiscal year 2010; and

•          higher feed costs due to the increase of animals fattened in feedlots and higher supply prices.

Primarily due to higher production volumes, the direct cost per kilogram produced decreased by 35.1% from Ps.2.95 in fiscal year 2010 to Ps.1.91 in fiscal year 2011.

Milk

Cost of production of the Milk segment increased 17.6%, from Ps.20.4 million in fiscal year 2010 to Ps.24.0 million in fiscal year 2011. This increase was mainly due to the impact of higher direct costs. As a result of the above, cost of production per liter of milk increased from Ps.0.94 in fiscal year 2010 to Ps.1.22 in fiscal year 2011.

Sales

Total sales increased 28.2%, from Ps.1,664.6 million in fiscal year 2010 to Ps.2,133.8 million in fiscal year 2011. This was primarily due to a 72.5% increase in the Agriculture and cattle raising business, from Ps.327.4 million in fiscal year 2010 to Ps.564.9 million in fiscal year 2011, the Ps.127.1 effect recorded in fiscal year 2011 in our Feedlot/Slaughtering business following the consolidation with Cactus Argentina S.A. as of December 2010 and a 7.8% increase in the Real estate business, from Ps.1,337.2 million in fiscal year 2010 to Ps.1,441.9 million in fiscal year 2011.

Agriculture and cattle raising business

Sales increased 72.5% from Ps.327.4 million in fiscal year 2010 to Ps.564.9 million in fiscal year 2011, as a result of a Ps.148.4 million increase in the Crops segment, a Ps.11.6 million increase in the Beef cattle segment, a Ps.4.0 million increase in the Milk segment, a Ps.7.5 million increase in the Other segment, and a Ps.65.9 million increase in our Sales of farms segment.

Crops – Domestic market

Sales from our Crops segment increased 64.7%, from Ps.164.5 million in fiscal year 2010 to Ps.271.0 million in fiscal year 2011, primarily as a consequence of:

•          a 25.6% increase in average prices of grains sold, from Ps.707 per ton in fiscal year 2010 to Ps.889 per ton in fiscal year 2011;

•          a 41.2% increase in production volume, from 289,141 tons in fiscal year 2010 to 408,404 tons in fiscal year 2011; and

•          a 66,525 ton increase in crops sold in fiscal year 2011 compared to the previous fiscal year, due to larger stocks at the beginning of the year and higher production volumes.

	Crops Inventories (in tons) (1)
	Fiscal year ended June 30,
	2010	2011	Change

Inventories at the beginning of the fiscal year	77,449	90,299	12,850
Purchases	22,845	33,970	11,125
Production	253,051	317,072	64,021
Sales	(238,447)	(304,972)	(66,525)
Transfer of unharvested crops to expenses	(24,599)	(23,194)	1,405
Inventories at the end of the fiscal year	90,299	113,175	22,876

(1) Includes silage stocks.

Crops – International market

Sales from our Crops segment increased 139.1% from Ps.30.1 million in fiscal year 2010 to Ps.72.0 million in fiscal year 2011, mainly as a result of:

•          a 46.3% increase in sales volume, from 35,658 tons in fiscal year 2010 to 52,179 tons in fiscal year 2011, mainly due to a higher production volume of crops in fiscal year 2011 partialy offset by a 25.9% reduction in the average price per ton sold, from Ps.842 in fiscal year 2010 to Ps.624 in fiscal year 2011.

	Crops Inventory (in tons)
	Fiscal Year ended June 30,
	2010	2011	Variation

Inventories at the beginning of the fiscal year	2,513	4	(2,509)
Purchases	-	-	-
Production	33,475	58,496	25,021
Sales	(35,658)	(52,179)	(16,521)
Transfer of unharvested crops to expenses	(326)	(624)	(298)
Inventories at the end of the fiscal year	4	5,697	5,693

Beef cattle

Sales from our Beef cattle segment increased 29.6%, from Ps.39.3 million in fiscal year 2010 to Ps.50.9 million in fiscal year 2011, primarily as a result of:

•          a 35.9% increase in the average price per kilogram sold, from Ps.4.41 in fiscal year 2010 to Ps.6.00 in fiscal year 2011 partially offset by a slight reduction of 4.6% in beef sales volume, from 8,898 tons in fiscal year 2010 to 8,485 tons in fiscal year 2011.

The average cattle stock remained unchanged at approximately 80,000 heads in fiscal year 2011 compared to fiscal year 2010.

Milk

Sales from the Milk segment increased 16.2% from Ps.24.4 million in fiscal year 2010 to Ps.28.4 million in fiscal year 2011, mainly as a result of:

•          a 28.3% increase in the average price of milk, from Ps.1.13 per liter in fiscal year 2010 to Ps.1.45 per liter in fiscal year 2011 partially offset by by a 9.6% reduction in milk production volumes, mainly due to a lower average number of milking cows.

Sales of farms

Sales from our Sales of farms segment increased 355.4% from Ps.18.6 million in fiscal year 2010 to Ps.84.5 million in fiscal year 2011, mainly as a consequence of:

•          a 25.6% increase in average prices of grains sold, from Ps.707 per ton in fiscal year 2010 to Ps.889 per ton in fiscal year 2011;

•          a 41.2% increase in production volume, from 289,141 tons in fiscal year 2010 to 408,404 tons in fiscal year 2011, generating a higher volume of crops as of the closing of this fiscal year; and

•          a 66,525 ton increase in crops sold in fiscal year 2011 compared to the previous fiscal year, due to larger stocks at the beginning of the year and higher production volumes.

	Crops Inventories (in tons) (1)
	Fiscal year ended June 30,
	2010	2011	Change

Inventories at the beginning of the fiscal year	77,449	90,299	12,850
Purchases	22,845	33,970	11,125
Production	253,051	317,072	64,021
Sales	(238,447)	(304,972)	(66,525)
Transfer of unharvested crops to expenses	(24,599)	(23,194)	1,405
Inventories at the end of the fiscal year	90,299	113,175	22,876
(1) Includes silage stocks.

Fiscal Year 2011

On September 3, 2010, we signed the title deed of sale of the “La Juanita” farm (4,302 hectares), located in the District of Trenque Lauquen, Province of Buenos Aires. The agreed sale price was of Ps.71.1 million (US$ 18.0 million), which have been fully collected.

On March 2, 2011, we agreed to sell 910 hectares of “La Fon Fon” farm located in the Province of Obispo Santiesteban, Republic of Bolivia. The purchase price was US$ 3.6 million, of which US$ 1.0 million has been already collected, while the balance is payable in five semi-annual consecutive installments maturing from December 2011 to December 2013.

Fiscal year 2010

•          On June 15, 2010, we signed the deed of sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The farm was sold for a price of Ps.18.6 million (US$ 4.8 million), which were fully collected.

Other

Sales from our Other segment increased 15.0%, from Ps.50.5 million in fiscal year 2010 to Ps.58.0 million in fiscal year 2011, mainly due to:

•          a Ps.8.3 million increase in commodity brokerage services;

•          offset by a Ps.0.8 million reduction for services to third parties, resale of raw materials, and others.

Feedlot/Slaughtering business

In December 2010, we increased our interest in Cactus Argentina S.A. from 48% to 80%. Therefore, our consolidated results for the period from July 1, 2010 to June 30, 2011 include the results of Cactus Argentina S.A. only for the period from January 1 to June 30, 2011. Cactus’ results are consolidated with those of Exportaciones Agroindustriales Argentinas S.A.. As a result, our segment information includes a new segment known as Feedlot/Slaughtering. Our consolidated results as of June 30, 2010 do not include Cactus’ consolidated information, which affects the comparability of results.

Sales from the Feedlot/Slaughtering business were Ps.127.1 million.

Real estate business

Sales from our Real estate business increased 7.8% from Ps.1,337.2 million in fiscal year 2010 to Ps.1,441.9 million in fiscal year 2011, mainly due to a Ps.301.4 million increase in the Offices and other, Shopping centers, Hotels, and Sales and developments segments, partially offset by a Ps.196.8 million decrease in the consumer finance segment due to the sale of 80% of the shares of Tarshop as on September 1, 2010. It should be noted that our consolidated results for the fiscal year ended June 30, 2011 include the results of Tarshop S.A. only for the period from July 1, 2010 to August 31, 2010. Our consolidated results as of June 30, 2010 include consolidated information of Tarshop S.A., thus affecting the comparability of results.

Cost of sales

Total cost of sales increased 52.3% from Ps.792.2 million for fiscal year 2010 to Ps.1,206.2 million for fiscal year 2011. This was mainly due to a 59.9% increase in the Agriculture and cattle raising business, from Ps.289.7 million in fiscal year 2010 to Ps.463.2 million in fiscal year 2011, the Ps.123.3 million effect recorded in fiscal year 2011 in our Feedlot/Slaughtering Business following the consolidation with Cactus Argentina S.A. as from December 2010 and a 23.3% increase in the Real estate business from Ps.502.5 million in fiscal year 2010 to Ps.619.7 million in fiscal year 2011.

Agriculture and cattle raising business

Cost of sales for fiscal year 2011 increased 59.9% from Ps.289.7 million in fiscal year 2010 to Ps.463.2 million in fiscal year 2011, primarily as a result of a Ps.129.9 million increase in the Crops segment, a Ps.11.3 million increase in the Beef cattle segment, a Ps.4.0 million increase in the Milk segment, a Ps.3.3 million increase in the Other segment, and a Ps.25.1 million increase in the Sales of farms segment.

Cost of sales as a percentage of sales was 88.5% in fiscal year 2010 and 82.0% in fiscal year 2011.

Crops – Domestic market

Cost of sales from our Crops segment increased 62.8%, from Ps.148.1 million in fiscal year 2010 to Ps.241.1 million in fiscal year 2011, primarily as a result of:

•          a 27.9% increase in the volume of tons sold compared to the previous fiscal year; and

•          a 25.6% increase in the average market price of grains in fiscal year 2011.

The average cost per ton sold increased 27.3%, from Ps.621 in fiscal year 2010 to Ps.791 in fiscal year 2011, mainly as a result of the higher average market prices of grains.

Crops – International market

Cost of sales from our Crops segment increased 133.8% from Ps.27.6 million in fiscal year 2010 to Ps.64.4 million in fiscal year 2011, mainly as a result of:

•          a 46.3% increase in the volume of sales of crops in fiscal year 2011 compared to the previous fiscal year partially offset by a 25.9% reduction in the average price per ton of crops, from Ps.842 in fiscal year 2010 to Ps.624 in fiscal year 2011.

The average cost per ton sold increased 59.8%, from Ps.773 in fiscal year 2010 to Ps.1,234 in fiscal year 2011.

Beef cattle

Cost of sales from our Beef cattle segment increased 24.3%, from Ps.46.7 million in fiscal year 2010 to Ps.58.0 million in fiscal year 2011, primarily as a result of:

•          a 35.9% increase in the average price per kilogram sold, from Ps.4.41 in fiscal year 2010 to Ps.6.0 fiscal year 2011 partially offset by a 4.6% reduction in beef sales volumes in fiscal year 2011 compared to fiscal year 2010.

Milk

Cost of sales from our Milk segment increased 16.2%, from Ps.24.4 million in fiscal year 2010 to Ps.28.4 million in fiscal year 2011, primarily as a result of:

•          a 28.9% increase in the level of prices of milk which had an impact on the cost of sales;

•            partially offset by a 9.4% reduction in the sale volume of milk.

Sales of farms

Cost of sales from our Sales of farms segment increased significantly, from Ps.4.8 million in fiscal year 2010 to Ps.29.9 million in fiscal year 2011, mainly as a consequence of:

Fiscal year 2011

•          the cost of sale of 4,302 hectares of “La Juanita” farm was Ps.21.6 million;

•          the cost of sale of 910 hectares of “La Fon Fon” farm was Ps.8.3 million.

•          the cost of sale of 12,701 hectares of our “Tali Sumaj” farm was Ps.4.8 million.

Other

Cost of sales from our Other segment increased 8.6%, from Ps.38.1 million in fiscal year 2010 to Ps.41.4 million in fiscal year 2011, primarily as a result of a slight increase in costs arising from brokerage activities due to an increase in the number of commodity trading transactions through our subsidiary Futuros y Opciones.com and costs generated by services to third parties, resale of raw materials and others.

Feedlot/Slaughtering business

Cost of sales from our Feedlot/Slaughtering business was Ps.123.3 million.

Real estate business

Cost of sales from our Real estate business increased 23.3%, from Ps.502.5 million in fiscal year 2010 to Ps.619.7 million in fiscal year 2011. This was mainly due to a Ps.194.2 million increase in the Offices and other, Shopping Centers, Hotels and Sales and developments segments, partially offset by a Ps.77.0 million reduction in the Consumer finance segment.

Gross profit

As a result of the above mentioned factors, gross profit increased 18.7%, from Ps.888.2 million in fiscal year 2010 to Ps.1,054.0 million in fiscal year 2011. This was mainly due to a significant increase in our Agriculture and cattle raising business, from a Ps.53.5 million profit in fiscal year 2010 to a Ps.228.1 million profit in fiscal year 2011, a Ps.3.8 million increase in our Feedlot/Slaughtering business in fiscal year 2011 due to the consolidation of Cactus Argentina S.A. as from December 2010 and a 1.5% reduction in the Real estate business, from a Ps.834.7 million profit in fiscal year 2010 to a Ps.822.1 million profit in fiscal year 2011.

Agriculture and cattle raising business

As a result of the above mentioned factors, gross profit increased significantly, from a Ps.53.5 million profit in fiscal 2010 to a Ps.228.1 million profit in fiscal 2011. Our gross margin, calculated as our gross profit divided by our production income, was 24.6% positive for fiscal 2010 and 56.1% positive for fiscal year 2011.

Crops – Domestic market

Gross profit from this segment increased 253.5%, from Ps.27.9 million in fiscal year 2010 to Ps.98.7 million in fiscal year 2011.

Crops – International market

Gross profit from this segment increased significantly, from Ps. 2.2 million in fiscal year 2010 to Ps.36.3 million in fiscal year 2011

Beef cattle

Gross profit from our Beef cattle segment increased 271.6%, from Ps.8.4 million loss in fiscal year 2010 to Ps.14.5 million profit in fiscal year 2011.

Milk

Gross profit from our Milk segment increased 29.2%, from Ps.5.7 million in fiscal year 2010 to Ps.7.3 million in fiscal year 2011.

Sales of farms

Gross profit from our Sales of farms segment increased 297.6% from Ps.13.7 million in fiscal year 2010 to Ps.54.6 million in fiscal year 2011.

Other

Gross profit from our Other segment increased 34.4%, from Ps.12.4 million in fiscal year 2010 to Ps.16.7 million in fiscal year 2011.

Feedlot/Slaughtering business

Gross profit from our Feedlot/Slaughtering business was Ps.3.8 profit million.

Real estate business

Gross profit from our Real estate business decreased 1.5% from Ps.834.7 million in fiscal year 2010 to Ps.822.1 million in fiscal year 2011. This was mainly due to a Ps.144.7 million increase in the Shopping Centers, Offices and other and Hotels segments and a Ps.157.3 million reduction in the Sales and developments and Consumer finance segments.

Selling expenses

Total selling expenses decreased 19.7% from Ps.219.4 million for fiscal year 2010 to Ps.176.2 million for fiscal year 2011. Selling expenses for fiscal years 2010 and 2011 include Ps.185.4 million and Ps.106.7 million from the Real Estate business, respectively selling expenses for fiscal year 2011 include Ps.8.0 million from the Feedlot/Slaughtering business.

Agriculture and cattle raising business

Selling expenses of our Agriculture and cattle raising business increased 80.5% from Ps.34.0 million in fiscal year 2010 to Ps.61.5 million in fiscal year 2011. Selling expenses of our Crops, Beef Cattle, milk and Other segments represented 86.0%, 4.0%,2.3% and 7.7%, respectively, the total selling expenses for fiscal year 2011.

Crops – Domestic market

Selling expenses of our Crops segment as a percentage of sales increased from 14.1% in fiscal year 2010 to 16.9% in fiscal year 2011, as a result of the increase in average sales prices of commodities in fiscal year 2011. Selling expenses per ton of grain sold increased 55.0%, from Ps.97 per ton in fiscal year 2010 to Ps.150 per ton in fiscal year 2011, primarily as a result of higher cost of freight, conditioning and storage.

Crops – International market

Selling expenses of our Crops segment as a percentage of sales decreased from 14.9% during fiscal year 2010 to 9.8% in fiscal year 2011. Selling expenses per ton of grain sold increased 7.6%, from Ps.126 per ton during fiscal year 2010 to Ps.135 per ton in fiscal year 2011.

Beef cattle

Selling expenses of our Beef cattle segment as a percentage of sales decreased slightly, from 6.5% in fiscal year 2010 to 4.8% in fiscal year 2011.

Milk

Milk sales did not generate significant selling expenses as all the production was marketed directly to dairy producers.

Other

Selling expenses of our other segment as a percentage of sales increased slightly from 6.6% in fiscal year 2010 to 8.1% in fiscal year 2011.

Feedlot/Slaughtering business

Selling expenses from our Feedlot/Slaughtering business were Ps.8.0 million.

Real estate business

Selling expenses from the Real estate business decreased 42.4%, from Ps.185.4 million in fiscal year 2010 to Ps.106.7 million in fiscal year 2011. This was mainly due to a Ps.100.0 million reduction in the Consumer finance segment, partially offset by a Ps.21.3 million increase in the Sales and developments, Offices and other, Shopping Centers and Hotels segments.

Milk

Cost of sales from our Milk segment increased 16.2%, from Ps.24.4 million in fiscal year 2010 to Ps.28.4 million in fiscal year 2011, primarily as a result of:

•          a 28.9% increase in the level of prices of milk which had an impact on the cost of sales;

•          partially offset by a 9.4% reduction in the sale volume of milk.

Agriculture and cattle raising business

Administrative expenses from our Agriculture and cattle raising business increased 16.8% from Ps.44.4 million in fiscal year 2010 to Ps.51.8 million in fiscal year 2011.

Crops – Domestic market

Administrative expenses increased 22.6% from Ps.19.4 million in fiscal year 2010 to Ps.23.8 million in fiscal year 2011, mainly due to

•          an increase in Salaries and wages and social security contributions;

•          higher Fees and compensation from services; and

•          higher Taxes, rates and contributions.

Crops – International market

Administrative expenses decreased 27.1%, from Ps.7.2 million in fiscal year 2010 to Ps.5.3 million in fiscal year 2011, mainly due to the addition of our international businesses in Bolivia and Paraguay during the previous fiscal year, in which higher expenses were incurred.

Beef cattle

Administrative expenses increased 15.1% from Ps.12.3 million in fiscal year 2010 to Ps.14.2 million in fiscal year 2011, mainly as a result of:

•          an increase in Salaries and wages and social security contributions;

•          higher Taxes, rates and contributions; and

•          higher Fees and compensation from services.

Milk

Administrative expenses decreased 22.0% from Ps.2.2 million in fiscal year 2010 to Ps.1.7 million in fiscal year 2011, primarily as a result of reduced activities due to the sale of “La Juanita” dairy farm.

Sales of farms

Administrative expenses increased significantly, from Ps.1.3 million in fiscal year 2010 to Ps.3.5 million in fiscal year 2011, mainly as a result of an increase in the share of this segment.

Other

Administrative expenses increased 78.0% from Ps.1.8 million in fiscal year 2010 to Ps.3.3 million in fiscal year 2011, primarily as a result of higher Salaries and wages and social security contributions resulting from compensation increases.

Feedlot/Slaughtering business

Administrative expenses from our Feedlot/Slaughtering business were Ps.4.5 million.

Real estate business

Administrative expenses from the Real estate business increased 2.2%, from Ps.195.3 million in fiscal year 2010 to Ps.199.6 million in fiscal year 2011. This resulted mainly from a Ps.25.2 million increase in the Sales and developments, Shopping Centers and Hotels segments, partially offset by a Ps.20.8 million decrease from the Offices and other and Consumer finance segments.

Gain from valuation of other assets at net realization value

Gain from valuation of other assets at net realization value increased 34.3% from a Ps.33.8 million gain during fiscal year 2010 to a Ps.45.4 million gain in fiscal year 2011, derived from the Real Estate business.

Gain (loss) from inventory holding

Our gain (loss) from inventory holding decreased 36.3%, from a Ps.86.6 million gain in fiscal year 2010 to a Ps.55.2 million gain in fiscal year 2011. Fiscal years 2010 and 2011 include a Ps.1.1 million gain in both years, derived from the Real Estate business. Fiscal year 2011 includes a Ps.0.5 million gain from the Feedlot/Slaughtering business.

Agriculture and cattle raising business

Crops – Domestic market

Our gain (loss) from inventory holding decreased significantly, from a Ps.1.5 million gain in fiscal year 2010 to a Ps.17.8 million loss in fiscal year 2011, mainly as a result of a lower gain from inventory holding in grains and supplies, due to a significant loss from transactions in the Futures and Options Exchange Market (Mercado a Término).

Crops – International market

Our gain (loss) from inventory holding increased significantly, from a Ps.0.3 million loss in fiscal year 2010 to a Ps.1.3 million gain in fiscal year 2011, mainly as a result of gains in inventory holding in grains and supplies, due to higher market prices.

Beef cattle

Our gain (loss) from inventory holding decreased 17.3%, from a Ps.84.3 million gain in fiscal year 2010 to a Ps.69.7 million gain in fiscal year 2011, primarily as a result of an increase in cattle market prices.

Other

Our gain (loss) from inventory holding increased 302.8%, from a Ps.0.1 million loss in fiscal year 2010 to a Ps.0.2 million gain in fiscal year 2011, mostly due to an increase in average prices of minor products.

Feedlot/Slaughtering business

Our gain (loss) from inventory holding from our Feedlot/Slaughtering business was a gain of Ps.0.5 million.

Real estate business

Our gain (loss) from inventory holding of the Real estate business increased slightly by 4.5%, reflecting a gain of approximately Ps.1.1 million in both fiscal years. This was mainly due to a Ps.0.7 million increase in the Offices and other segment, offset by a Ps.0.6 million reduction in the Sales and developments segment, compared to the previous fiscal year.

Gain (loss) from investment in Tarjeta Shopping's trusts

Our gain (loss) from inventory holding of our investment in Tarjeta Shopping trusts decreased 87.4%, from a Ps.37.5 million gain in fiscal year 2010 to a Ps.4.7 million gain in fiscal year 2011, due to the sale of Tarshop S.A. as from September 1, 2010.

Operating income (loss)

As a result of the above mentioned factors, operating income (loss) increased 23.9%, from a Ps.587.0 million gain in fiscal year 2010 to a Ps.727.1 million gain in fiscal year 2011.

Agriculture and cattle raising business

Operating income (loss) from the Agriculture and cattle raising business increased 177.9% from a Ps.60.6 million gain in fiscal year 2010 to a Ps.168.3 million gain in fiscal year 2011.

Crops – Domestic market

Operating income (loss) from this segment increased 185.6% from a Ps.13.1 million loss in fiscal year 2010 to a Ps.11.2 million gain in fiscal year 2011.

Crops – International market

Operating income (loss) from this segment increased 360.6%, from a Ps.9.7 million loss in fiscal year 2010 to a Ps.25.3 million gain in fiscal year 2011.

Beef cattle

Operating income (loss) from this segment increased 10.7%, from a Ps.61.0 million gain in fiscal year 2010 to a Ps.67.6 million gain in fiscal year 2011.

Milk

Operating income (loss) from this segment increased 44.2%, from a Ps.2.9 million gain in fiscal year 2010 to a Ps.4.2 million gain in fiscal year 2011.

Sales of farms

Operating income (loss) from this segment increased 312.2%, from a Ps.12.4 million gain in fiscal year 2010 to a Ps.51.1 million gain in fiscal year 2011.

Other

Operating income (loss) from this segment increased 25.3% from a Ps.7.1 million gain in fiscal year 2010 to a Ps.8.9 million gain in fiscal year 2011.

Feedlot/Slaughtering business

Operating income (loss) from our Feedlot/Slaughtering business was a Ps.8.2 million loss.

Real estate business

Operating income (loss) from the Real estate business increased 7.7%, from Ps.526.4 million in fiscal year 2010 to Ps.567.1 million in fiscal year 2011. This was mainly due to a Ps.120.8 million opearting income increase in the Shopping Centers, Office and Other and Hotels segments, offset by a decrease of Ps.80.2 million in the Sales and developments and Consumer finance segments.

Amortization of goodwill

The amortization of goodwill increased 50.9%, from a Ps.43.7 million gain during fiscal year 2010 to a Ps.65.9 million gain in fiscal year 2011. This was mainly due to an increase of Ps.9.6 million derived from our equity interest in BrasilAgro and a Ps.15.8 million increase from our Real estate business.

Net financial results

We had a net financial loss of Ps.201.3 million in fiscal year 2010, and a Ps.369.0 million loss in fiscal year 2011. This was primarily due to:

•          a higher loss of Ps.113.3 million in net financial interest recorded in fiscal year 2011;

•          a higher loss of Ps.33.8 million generated by the results from financial and other transactions in fiscal year 2011; and

•          a higher loss of Ps.20.5 million generated by net exchange differences in fiscal year 2011.

Our net financial loss in fiscal year 2011 is mainly due to (i) a Ps.271.8 million loss from the negative impact of interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates; (ii) a Ps.66.1 million loss generated by net exchange differences mainly as a result of a higher liability position in US dollars; and (iii) a Ps.31.1 million loss derived from holding results from the placement of funds and other financial transactions.

It should be pointed out that the average exchange rate increased 4.6%, from Ps.3.91 per U.S. Dollar at the end of fiscal 2010 to Ps.4.09 per U.S. Dollar at the end of fiscal 2011.

Gain (loss) on equity investees

Gain on our equity investees increased 1.8%, from Ps.127.1 million in fiscal year 2010 to Ps.129.4 million in fiscal year 2011 primarily due to:

•          a reduction of Ps.22.1 million in fiscal year 2011 due to income from related companies in our Real Estate business;

•          an increase of Ps.19.0 million in fiscal year 2011 with respect to our investment in BrasilAgro. The result from our investment in BrasilAgro in fiscal year 2010 was a Ps.9.5 million loss compared to a gain of Ps.9.5 million in fiscal year 2011;

•          an increase of Ps.8.7 million in fiscal year 2011 with respect to our equity interest in Cactus Argentina S.A.. The result from our investment in Cactus was a Ps.21.1 million loss in fiscal year 2010 compared to a Ps.12.4 million loss for the six-month period of fiscal year 2011 (as a result of such company’s consolidation as from January 1, 2011);

•          a higher loss of Ps.4.4 million in fiscal year 2011 as a result of the amortization of higher values generated by the combination of businesses, from a loss of Ps.6.2 million in fiscal year 2010 to a loss of Ps.10.6 million for fiscal year 2011; and

•          an increase of Ps.1.0 million in fiscal year 2011, mainly as a result of our equity interest in AgroUranga S.A. The result from our investment in such company was a Ps.3.7 million gain in fiscal year 2010, compared to a Ps.4.7 million gain in fiscal year 2011.

Other income and expenses, net

Other income and expenses, net, represented a net expense of Ps.19.7 million and Ps.22.8 million in fiscal years 2010 and 2011, respectively. These results were mainly due to the negative impact from lawsuit contingencies and non-computable VAT.

Management fee

Under the consulting agreement entered into with Consultores Assets Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps.20.6 million in fiscal year 2010 and Ps.23.6 million in fiscal year 2011.

Income tax

Our income tax expense was Ps.145.9 million in fiscal year 2010 and Ps.125.4 million in fiscal year 2011. We recognize our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agriculture and cattle raising business derive from valuation of cattle stock and fixed assets sale and replacement, while those corresponding to the Real estate business derive from the sale and replacement of fixed assets.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of this annual report (35%), has been applied to the identified temporary differences and tax losses.

Minority interest

Our minority interest was a Ps.184.8 million loss for fiscal year 2010 and a Ps.169.0 million loss in fiscal year 2011.

Net income

Due to the above mentioned factors, our net income increased 14.6%, from Ps.185.4 million for fiscal year 2010 to Ps.212.6 million in fiscal year 2011.

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

(1)Rosario Commodities Exchange board prices

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

•          partially offset by a 6.3% reduction in the average price per ton sold, from Ps.899 in fiscal year 2009 to Ps.842 in fiscal year 2010.

	Crops Inventory (in tons)
	Fiscal Year ended June 30,
	2009	2010	Variation

Inventories at the beginning of the fiscal year	-	2,513	2,513
Purchases	-	-	-
Production	21,174	33,475	12,301
Sales	(18,661)	(35,658)	(16,997)
Transfer of unharvested crops to expenses	-	(326)	(326)
Inventories at the end of the fiscal year	2,513	4	(2,509)

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

Fiscal year 2009

On July 24, 2008, we signed the deed of sale for two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The transaction was agreed for a price of Ps.1.1 million (US$ 0.36 million) paid as follows: US$ 0.12 million upon execution of the deed of sale, and the balance of US$ 0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The result of this transaction was recognized in fiscal year 2008 in accordance with Technical Resolution No. 17; and

On April 7, 2009, we signed the deed of sale for 1,658 hectares of "Los Pozos" farm located in the Province of Salta. The transaction was agreed for a price of Ps.2.0 million (US$ 0.5 million),that was collected in full.

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

The increase in prices is due to a significant decrease in beef cattle offer. This was originated as a result of the severe drought that took place in Argentina during 2008, which affected the corporal condition of the breeding cows and caused in a lower ratio of pregnancies and an increasein sales of cattle, mainly of female, to slaughter during last years. Due to the imbalance between offer and demand, there was an increase in prices in all the beef categories.

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

Gain  (loss) from investment in Tarjeta Shopping's trusts

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

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of this form (35%), has been applied to the identified temporary differences and tax losses.

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

•          cash generated by our issuance of common shares and by negotiable obligations;

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

Cash Flows

The table below shows our cash flow for the fiscal years ended indicated,:

	For the fiscal year ended June 30,
	2011	2010(*)	2009(*)
	(in millions of Pesos)
Net cash provided by operating activities	553,2	335.0	362.7
Net cash used in investing activities	(791.5)	(550.4)	(325.5)
Net cash provided by (used in) financing activities	768.2	179.4	(346.6)
Net increase (decrease) in cash and cash equivalents	529.9	(36.0)	(309.4)

(*) See change in accounting policy related to statement of cash flows for the years ended June 30, 2010 and 2009 in Note 2.J to our Audited Consolidated Financial Statements included elsewhere in this Annual report.

As of June 30, 2011, we had cash and cash equivalents Ps. 705.5 million, an increase compared to Ps. 175.7 million as of June 30, 2010. The increase  was primarily due to the issuance of negotiable obligations for Ps. 965.5 million, an increase in the short and long term debt Ps. 106.9 million, the proceeds from sale of negotiable notes for Ps. 302.3 million and cash inflows from operating activities for Ps. 553.2 million,  partially offset by  the increase in related companies for Ps. 701.1 million, the acquisition and improvement of fixed assets for Ps.169.7 million,  cash outflows for repurchasing Negotiable Obligations for Ps. 163.3 million, the payment of  financial interests for Ps. 186.8 million and the payment of dividends for Ps. 190.4 million.

As of June 30, 2010, we had cash and cash equivalents for Ps. 175.7 million, a decrease compared to Ps. 211.7 million as of June 30, 2009. The decrease  was primarily due to the increase in ownership interests in Hersha and other related companies and other non current investments for Ps. 338.3 million, the acquisition and improvement of fixed assets for Ps.199.7 million and the payment of dividends for Ps. 97.3 million, partially offset by cash inflows from operating activities for Ps. 335.0 million, the issuance of negotiable obligations for Ps. 129.2 million and the increase in the short and long term debt for  Ps. 376.1 million.

Net Cash Provided by Operating Activities

Fiscal Year ended June 30, 2011 and 2010

Net cash provided by operations increased from a net cash inflow of Ps.335.0 million in the fiscal year ended June 30, 2010 to Ps. 553.2 million for the fiscal year ended June 30, 2011. The increase in net cash provided by operating activities was primarily due to an increase in operating gains for Ps. 213.3 million, the Ps.30.9 million increase in social security contributions payable, taxes payable and customer advances and an increase in other debts for Ps. 24.8 million in the fiscal year ended June 30, 2011 compared to the fiscal year ended June 30, 2010; that was partially offset by a Ps. 13.5 million increase in receivables from sales, leases and services, a Ps. 21.6 million increase in inventories and a Ps. 16.1 million reduction in trade payables. Our operating activities resulted in net cash inflows of Ps.553.2 million for the fiscal year ended on June 30, 2011, mainly due to operating gains of Ps. 853.2 million, partially offset by an increase in receivables from sales, leases and services, other receivables, inventories, taxes payable, customer advances, other debts, trade accounts payable and intangible assets and a decrease in social security contributions for Ps. 299.9 million.

Fiscal Year ended June 30, 2010 and 2009

Net cash provided by operations decreased from a net cash inflow of Ps.362.7 million in the fiscal year ended on June 30, 2009 to Ps. 335.0 million in the fiscal year ended on June 30, 2010. The decrease in net cash provided by operating activities was primarily due to the Ps.147.3 million decrease in social security contributions payable, taxes payable and customer advances, a Ps. 129.9 million increase in inventories, a Ps. 26.0 million reduction in trade payables, a Ps. 20.4 million increase in receivables from sales, leases and services in the fiscal year ended on June 30, 2010 compared to the fiscal year ended on June 30, 2009; that was partially offset by an increase in operating gains for Ps. 143.3 million, a Ps.110.4 million decrease in other receivables, a decrease of Ps. 10.2 million in intangible assets and an increase in other debts Ps. 32.0 million. Our operating activities resulted in net cash inflows of Ps.335.0 million for the fiscal year ended on June 30, 2010, mainly due to operating gains of Ps. 640.1 million, partially offset by an increase in receivables from sales, leases and services, other receivables and intangible assets and inventories and a decrease in social security contributions, taxes payable, customer advances and trade accounts payable for Ps. 298.8 million.

Net Cash Used in Investing Activities

Fiscal Year ended June 30, 2011 and 2010

Net cash used in investing activities increased from Ps. 550.4 million for the fiscal year ended on June 30, 2010 to Ps. 791.5 million in the fiscal year ended on June 30, 2011. Our investing activities resulted in net cash outflows for Ps. 791.5 million in the fiscal year ended on June 30, 2011 mainly due to the increase in ownership interests in controlled companies for Ps. 354.5 million, the acquisition and upgrading of fixed assets and undeveloped parcels of lands for Ps. 169.9 million, down payments on the acquisition of shares for Ps.1.8 million and payments for the acquisition of related companies for Ps. 346.6 million, partially offset by cash inflows related to the decrease of other investments for Ps. 77.7 million and dividends collected for Ps. 14.1 million.

Fiscal Year ended June 30, 2010 and 2009

Net cash used in investing activities increased from Ps. (325.4) million for the fiscal year ended on June 30, 2009 to Ps. 550.4 million in the fiscal year ended on June 30, 2010. Our investing activities resulted in net cash outflows for Ps. 550.4 million in the fiscal year ended on June 30, 2010 mainly due to the increase in ownership interests in controlled companies, Ps. (338.3) million, the acquisition and upgrading of fixed assets for Ps. 199.7 million, down payments on the acquisition of shares for Ps.23.7 million and payments for the acquisition of related companies for Ps. 8.3 million, partially offset by cash inflows related to the down payment on the sale of Tarshop shares for Ps. 20.0 million, dividends collected for Ps. 6.5 million and other fixed assets for Ps. 16.3 million.

Net Cash Provided by (Used in) Financing Activities

Fiscal Year ended June 30, 2011 and 2010

Net cash provided by financing activities increased from Ps.179.4 million for the fiscal year ended June 30, 2010 to Ps. 768.2 million in the fiscal year ended June 30, 2011, mainly due to an increase in the inflow of cash arising from the issuance of Negotiable Obligations for Ps. 836.2 million, an in increase in the inflow of cash arising from the sale of Negotiable Obligations for Ps. 302.3 million and a decrease of payment of seller financing for Ps. 62.1 million; the increase was partially offset by a Ps. 269.1 million decrease in financial loans and a increase in the cash outflows for repurchasing and payment of Negotiable Obligations for Ps. 186.6 million. Our financing activities resulted in net cash inflows of Ps. 768.2 million mainly due to the proceeds of financial loans for Ps. 357.6 million, cash inflows associated with the issuance of Negotiable Obligations for Ps. 965.5 million and the proceeds from sale of Negotiable Obligations for Ps. 302.3 million, partially offset by the repayment of financial loans for Ps. 250.7 million, the payment of dividends for Ps. 190.4 million, cash outflows for repurchasing Negotiable Obligations for Ps. 163.3 million and payment of financial interest for Ps. 186.8 million.

Fiscal Year ended June 30, 2010 and 2009

Net cash used from financing activities amounted to Ps.346.6 million in the fiscal year ended June 30, 2009 compared to net cash provided of Ps. (179.4) million in the fiscal year ended June 30, 2010 mainly due to a Ps. 362.3 million increase in financial loans, an increase in the inflow of cash arising from the issuance of Negotiable Obligations for Ps. 129.2 million and a decrease in the cash outflows for repurchasing Negotiable Obligations for Ps. 128.5 million. Our financing activities resulted in net cash inflows of Ps. 179.4 million mainly due to the proceeds of financial loans for Ps. 697.6 million, cash inflows associated with the issuance of Negotiable Obligations for Ps. 129.2 million and minority shareholders’ contributions for Ps. 46.2 million, partially offset by the repayment of financial loans for Ps. 321.5 million, the payment of  financial interest of Ps. 167.4 million, the payment of dividends for Ps. 97.3 million, cash outflows for repurchasing Negotiable Obligations for Ps. 12.0 million, payment of seller financing for Ps. 93.6 million and  payment of financial interest for Ps. 167.4 million.

We believe our working capital (calculated by subtracting current liabilities from current assets) and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through new debt, equity financing or selective asset sales. For more information about liquidity please see “Risk Factors”.

Our Indebtedness

As of June 30, 2011, we had total loans in the amount of Ps. 3,595.0 million. The table below sets forth our indebtedness by maturing date:

Schedule of Maturities or Amortization
	Currency	Less than 1 year (1)	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total (2)	Annual Average Interest Rate
	(in million Pesos, constant currency as of June 30, 2011)(3)

Bank and other debt
Bank loans (4)	Ps. / US$ / Rs.	1,000.4	78.6	-	40.4	64.9	1,184.3	variable
Hoteles Argentinos secured loan	Ps.	19.0	-	-	-	-	19.0	16.25
Cresud’s Series III Non-convertible Notes (5)	Ps.	36.3	-	-	-	-	36.3	variable (Badlar plus 400 basis points)
Cresud’s Series IV Non-convertible Notes (5)	US$	55.5	18.3	-	-	-	73.8	7.75
Cresud’s Series V Non-convertible Notes (5)	Ps.	36.2	70.9	-	-	-	107.1	variable (Badlar + 375 basis points)
Cresud’s Series VI Non-convertible Notes (5)	US$	33.4	99.3	-	-	-	132.7	7.50
Cresud’s Series VII Non-convertible Notes (5)	US$	-	8.5	-	-	-	8.5	variable (4.00% + soybean upside)
APSA’s Convertible Notes	US$	-	-	4.6	-	-	4.6	10.00
APSA’s Series II Notes (5) (6)	Ps.	28.9	-	-	-	-	28.9	11.00
APSA’s Series I Notes (5) (7)	US$	4.5	-	-	-	421.5	426.0	7.88
IRSA’s Series I Notes (5) (8)	US$	30.8	(0.7)	(0.7)	(0.7)	601.7	630.4	8.50
IRSA’s Series II Notes (5)	US$	21.0	(0.9)	(0.9)	(0.9)	600.8	619.1	11.50
Debt financed by seller	Ps. / US$	50.2	19.6	19.6	-	42.5	131.9	-
Secured debt for purchase of establishments (10)	US$	180.3	12.1	-	-	-	192.4	Fixed (7.23) / variable
Total bank and other debt		1,496.5	305.7	22.6	38.8	1,731.4	3,595.0

(1) Includes accrued interest.

(2) Figures may not sum due to rounding.

(3) Exchange rate as of June 30, 2011 US$1.00 = Ps. 4.110 and Rs. 1.00 = Ps. 2.510

(4) Includes bank overdrafts.

(5) Includes issuance expenses (under Argentine GAAP, expenses incurred in connection with the issuance of debt are classified as short or long term debt, as applicable).

(6) Includes (0.1) of higher values.

(7) Includes (11.1) of higher values.

(8) Includes (12.9) of higher values.

(9) Included under Other liabilities in the consolidated balance sheet.

(10) Included under Trade account payables in the consolidated balance sheet.

CRESUD’s Outstanding Notes

On July 21 2010, we issued two series of notes under our Global Note Program for a principal amount of up to US$ 50 million for an aggregate amount of Ps. 105.8 million:

Series III, for a principal amount of Ps. 35.6 million, maturing 21 months after the issuance date, accrues interest at a variable interest rate (BADLAR Privada + 400 bps). Payment of principal of Series III is payed quarterly from October 17,2011.

Series IV for a US$ amount equivalent to Ps. 70.2 million, maturing 24 months after the issuance date, accrues interest at a 7.75% interest rate per annum. Principal of Series IV Notes will be payable in 4 equal quarterly installments from October 17, 2011.

On February 18, 2011 was approved an increase in the principal amount of our Global Notes Program up to US$ 150 million.

On March 10, 2011, we issued three new series of Notes for a total amount of Ps. 255.7 million under our Global Note Program:

Series V Notes, for a principal amount of Ps. 106.9 million, maturing 21 months after the issue date, and accruing interest at a variable rate (BADLAR Privada + 375 basis points). Interest is payable quarterly in arrears, and the principal amount is payable quarterly payments due within 15, 18 and 21 months after the issue date.

Series VI Notes, for a principal amount of US$ 34.8 million, maturing 24 months after the issue date, and payable in pesos at an applicable exchange rate in connection with each payment date. The notes accrue interest at a fixed rate of 7.50% per annum, payable quarterly in arrears, and the principal amount is payable in four equal consecutive installments due within 15, 18, 21 and 24 months from their issue date.

Series VII Notes, for a principal amount of US$ 2.1 million, due 24 months from their issue date, and payable in pesos at an applicable exchange rate in connection with each payment date. The notes accrue interest at a fixed minimum nominal rate of 4% per annum plus a bonus factor (40% of the appreciation of soybean over each period), if applicable, payable quarterly in arrears. The principal is payable at maturity.

Also, subsequent to the end of our fiscal year 2011, on September 7, 2011, we issued Series VIII Notes, for a principal amount of US$ 60 million due 2014, at a fixed rate of 7.5%, repayable semi-annually on September 7 and March 7 of each year. For more information, please see “Recent Developments”.

Hoteles Argentinos Loan

On March 15, 2010, IRSA’s subsidiary Hoteles Argentinos  entered into a loan agreement with Standard Bank Argentina S.A., whereby it lent to Hoteles Argentinos the sum of Ps. 19.0 million, which were used to repay the loan with Credit Suisse First Boston International. In addition, on March 15, 2010, the mortgage and swap agreement entered into with Credit Suisse First Boston International were cancelled. The new loan with Standard Bank Argentina S.A. was repayable in a single payment that fell due on the first anniversary of the agreement’s execution date, and accrues interest at a fixed rate of 16.25% payable every three months in arrears. On March 15, 2011, such loan was replaced and three loans with Standard Bank Argentina S.A. were agreed upon: one loan for Ps. 15.8 million, due on March 14, 2012 accruing interest at a rate of 16.75%, and two loans in dollars, each for US$ 0.4 million, the first one due on September 12, 2011 and accruing interest at a rate of 3.70% and the second one due on March 14, 2011 accruing interest at a rate of 3.90%. Upon the first expiration on September 12, 2011, interests were paid and capital was renewed for another year accruing interest at a rate of 3.90%.

Alto Palermo 10% convertible notes due 2014

On July 19, 2002, Alto Palermo issued US$ 50.0 million in unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. The proceeds received by Alto Palermo were used to repay short term bank loans for Ps.27.3 million and to redeem secured notes issued by Alto Palermo for Ps.52.8 million. The convertible notes accrue interest (payable semi-annually) at a 10.0% fixed interest rate per annum and are convertible at any time at the holder’s option into shares of common stock of Ps. 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) Ps.3.08642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by Alto Palermo’s common shares’ par value. The convertible notes’ original maturity date was July 19, 2006, but the noteholders’ meeting held on May 2, 2006 extended the initial maturity date to July 19, 2014. The rest of the terms and conditions remained unaltered. During fiscal years 2012, 2011, 2007, 2006, 2005, 2004 and 2003, holders of US$ 18.24 million convertible notes of Alto Palermo exercised their conversion rights. Consequently, Alto Palermo issued 277,777, 477,544,197, 101,582, 52,741,373, 22,852,514, and 4,829,745 common shares, respectively. If all the holders of Convertible Notes exercised their conversion rights, Alto Palermo’s total amount of outstanding shares would increase from 1,259.6 million to 2,239.7 million.

APSA has expressed its intention to repurchase such Convertible Notes for an amount of US$ 36.1 million, as approved by its Shareholders’ Meeting held on May 26, 2011. On May 26, 2011, our Shareholders’ Meeting approved, contingent upon the consummation of the Global Offer of New Shares of APSA resolved upon at the Ordinary and Extraordinary Shareholders’ Meeting dated May 26, 2011 and the Board of Directors’ Meeting dated June 24, 2011 of such company, the sale of the referred Convertible Notes. The price offered for the repurchase of the Convertible Notes was approved by our Shareholders’ Meeting dated May 26, 2011. APSA’s Audit Committee determined that the terms of its proposed repurchase of Convertible Notes are reasonable, and it obtained favorable opinions by third parties in connection with the offered repurchase price.

Alto Palermo Series I and Series II Notes

On May 11, 2007, Alto Palermo issued two new series of notes under its global program. Series I consists of notes for a principal amount of US$120 million, which accrue interest at a fixed rate of 7.875% per annum, payable semi-annually, and with maturity on May 11, 2017.

Series II consists of notes for a principal amount of Ps.154 million (equivalent to US$50 million), which accrue interest at 11% per annum, payable semi-annually, and are repayable in seven semi-annual installments commencing on June 11, 2009.

Acquisition of Alto Palermo’s Series I Notes

During fiscal year 2009, we purchased US$ 39.6 million in principal amount of Alto Palermo’s Series I Notes, for a total amount of US$ 19.3 million.

In turn, in the course of fiscal 2009, our subsidiary Alto Palermo repurchased some of its Series I notes for US$ 5.0 million in nominal value. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 1.9 million.

In fiscal year 2011, we sold US$ 39.6 million in principal amount of such notes for an average price of US$ 0.9605, totaling US$ 38.08 million. In addition, during this fiscal year APSA has repurchased US$ 5.0 million in principal amount of its Series I notes. The average weighted price paid was US$ 1.0201 for a total amount of US$ 5.1 million.

Therefore, as of June 30, 2011, our consolidated holdings of Alto Palermo’s Series I notes amounted to US$ 10.0 million in nominal value.

Acquisition of Alto Palermo’s Series II Notes

During fiscal 2009, we bought US$ 15.1 million in principal amount of Alto Palermo’s Series II Notes, for a total of US$ 8.2 million, representing as a weighted average, a price of US$ 0.5513. In turn, in the course of fiscal 2009, our subsidiary Alto Palermo purchased some of its Series II notes for US$ 3.0 million in nominal value, for a total of US$ 2.3 million, representing, as a weighted average, a price of US$ 0.75.

During fiscal year 2011, no purchases were made with respect to these Series II notes.

As of June 30, 2011, IRSA’s consolidated holdings of Alto Palermo Series II notes amounted to US$ 19.9 million in nominal value, including previous holdings.

IRSA’S 8.5% Series I Notes due 2017

On February 2, 2007, IRSA issued 2017 fixed-rate notes for a total amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

These notes also contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•          50% of the cumulative consolidated net income; or

•          75% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•          100% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 4.0 to 1; plus

•          100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the company or by its restricted subsidiaries from (a) any contribution to the company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the company’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of IRSA’s notes due 2017, or (b) issuance and sale subsequent to the issuance of the company’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of IRSA, (c) any kind of reduction in thec’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from unrestricted subsidiary.

IRSA’S 11.5% Series II Notes due 2020

On July 20, 2010, IRSA issued fixed-rate notes due in 2020 for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually and which mature in a single installment on July 20, 2020.

Series II notes are subject to the same covenants as described above for Series I notes due 2017.

Debt structuring for the acquisition of Edificio República

On April 28, 2008 we executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent us US$ 33.6 million which it applied to the repayment of the debt balance owed to Fideicomiso República, which was incurred with respect to the acquisition of Edificio República. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal rate of 12% payable semi-annually on April and October 28, each year. Banco Macro’s loan is secured by a mortgage on the property known as “Edificio República”.

C.  Research and Developments, Patents and Licenses

Investments in technology amounted to Ps.170.8 million, Ps.21.8 million and Ps.18.6 million for the fiscal years 2011, 2010 and 2009 respectively. Our total technology investments aim to increase the productivity of purchased land have amounted to Ps.198.7 million since fiscal year 1995.

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

We conduct our business on owned and leased land. As of June 30, 2011, we owned 26 farms with approximately 474,186 hectares. Approximately 47,946 hectares (not including BrasilAgro) of the land we own are used for crop production, approximately 89,644 hectares are for beef cattle production, 100,911 hectares are for sheep production, 2,571 hectares are for milk production and approximately 2,712 hectares are leased from third parties for crop and cattle beef production. The remaining 230,402 hectares of land reserve are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Also, during fiscal year 2011 we leased 52,205 hectares from third parties for crop production and 12,635 hectares for beef cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land and land under concession):

	Land Use (11)
	Fiscal Year ended June 30,
	2007 (1) (6)	2008 (1) (6) (7)	2009 (1) (6) (7) (8)	2010 (1) (6) (7) (8)	2011 (1) (6) (7) (8) (9) (10) (12)
	(in hectares)

Crops (2)	53,579	63,900	115,411	104,627	126,178
Beef Cattle (3)	114,097	123,935	128,859	105,857	102,279
Milk	2,609	4,320	4,334	4,900	2,571
Sheep	90,000	90,000	100,911	100,911	100,911
Natural woodlands (4)	393,677	383,573	356,796	343,153	339,744
Owned farmlands leased to others	13,771	8,467	8,317	11,049	14,026
Total (5)	667,733	674,195	714,628	670,497	685,709

(1)   Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.

(2)   Includes wheat, corn, sunflower, soybean, sorghum and others.

(3)   Breeding and fattening.

(4)   We use part of our land reserves to produce charcoal, rods and fence posts.

(5)   As of June 30, 2007, 25,307 hectares were leased for agricultural production and 29,208 hectares were leased for beef cattle production.  As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production. As of June 30, 2009, 59,615 hectares were leased for agricultural production and 32,795 were leased for beef cattle production. As of June 30, 2010, 42,696 hectares were leased for agricultural production and 12,635 for beef cattle production. As of June 30, 2011, 52,205 hectares were leased for agricultural production and 12,635 hectares were leased for beef cattle production.

(6)   Does not include 20,833 hectares of “Tapenagá” farm, 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm, which were sold in fiscal year 2007.

(7)   Does not include 4,974 hectares of “Los Pozos” farm and the 2,430 hectares of “La Esmeralda” farm, which were sold during the fiscal year 2008.

(8)   Includes 12,166 hectares of "San Cayetano", "San Rafael", "La Fon Fon" and "Las Londras" farms, which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 45,578 hectares of "Jerovia" farm located in the District of Boquerón, Paraguay, owned by Cresca S.A. through our equity interest in Agrology S.A. Does not include 1,658 hectares of "Los Pozos" farm sold in April 2009. Does not include 30,000 hectares of Agropecuaria Anta S.A. which were returned due to the reduction in the concession scope established by Executive Branch Decree No. 3766 of the Executive Branch of Salta. Includes 48% of the 170 hectares owned by Cactus Argentina S.A. Does not include the income of the 1,829 hectares of El Recreo.

(9)   Does not include 12,701 hectares of “Tali Sumaj” farm, sold on December 17, 2009.

(10) Includes 5,000 hectares of “La Primavera” and “4 Vientos” farms, located in Santa Cruz de la Sierra, Bolivia.

(11) Does not include BrasilAgro.

(12) Does not include 4,302 hectares of “La Juanita”, sold in September 3, 2010.

Crops – Local

Production income from our Crops segment increased 80.3%, from Ps.143.8 million for fiscal year 2010 to Ps.259.2 million for fiscal year 2011, primarily as a result of  a 41.2% increase in total production volumes, from 289,141 tons in fiscal year 2010 to 408,404 tons in fiscal year 2011, mainly due to an increase in volumes of sunflower 83.5%, wheat 47.0%, corn 32.0%, and soybean 11.8% harvested, partially offset by a decrease of 23.4% in volumes of sorghum harvested from year to year; and a 27.6% increase in average prices of grain production.

The 41.2% increase in the production volume from our Crops segment was mainly due to a 27.8% increase in our average yield, from 3.52 tons per hectare in fiscal year 2010 to 4.50 tons per hectare in fiscal year 2011, mainly due to the mix of grain harvested and favorable weather conditions. The surface area in operation for fiscal year 2010 was 82,088 hectares (including 10,816 hectares under concession) whereas for fiscal year 2011 it was 90,750 (including 10,401 hectares under concession).

As of June 30, 2011, the harvested area was 81.4% of our total sown area, compared to 86.3% as of June 30, 2010.

Cost of production from our Crops segment increased 43.9%, from Ps.132.3 million in fiscal year 2010 to Ps.190.4 million in fiscal year 2011, primarily as a consequence of higher production volumes in fiscal year 2011 compared to fiscal year 2010; a larger number of hectares in operation in farms leased from third parties in fiscal year 2011 compared to fiscal year 2010; and a 48.9% increase in direct costs of production during fiscal year 2011 compared to fiscal year 2010, primarily as a result of higher prices of leases and supplies used (agrochemicals and seeds).

Total cost of production per ton increased 0.9%, from Ps.456 in fiscal year 2010 to Ps.460 in fiscal year 2011, primarily as a result of higher direct costs of production, partially offset by higher yields per hectare during fiscal year 2011 compared to fiscal year 2010 that allowed to dilute the higher direct costs of production.

Sales from our Crops segment increased 64.7%, from Ps.164.5 million in fiscal year 2010 to Ps.271.0 million in fiscal year 2011, primarily as a consequence of a 25.6% increase in average prices of grains sold, from Ps.707 per ton in fiscal year 2010 to Ps.889 per ton in fiscal year 2011; a 41.2% increase in production volume, from 289,141 tons in fiscal year 2010 to 408,404 tons in fiscal year 2011, generating a higher volume of crops as of the closing of this fiscal year; and a 66,525 ton increase in crops sold in fiscal year 2011 compared to the previous fiscal year, due to larger stocks at the beginning of the year and higher production volumes.

Cost of sales from our Crops segment increased 62.8%, from Ps.148.1 million in fiscal year 2010 to Ps.241.1 million in fiscal year 2011, primarily as a result of a 27.9% increase in the volume of tons sold compared to the previous fiscal year; and a 25.6% increase in the average market price of grains in fiscal year 2011.

The average cost per ton sold increased 27.3%, from Ps.621 in fiscal year 2010 to Ps.791 in fiscal year 2011, mainly as a result of the higher average market prices of grains.

Crops – International

Production income from our Crops segment increased 156.4%, from Ps.27.1 million in fiscal year 2010 to Ps.69.4 million in fiscal year 2011, mainly as a result of a 74.8% increase in global production volume from 33,475 tons in fiscal year 2010 to 58,506 tons in fiscal year 2011, mainly due to a 72.4% increase in soybean volumes harvested, a 70.0% increase in corn volumes harvested and a 15.0% increase in sunflower volumes harvested, partially offset by a slight reduction of 1.4% in wheat volumes harvested from year to year; and a 46.7% increase in the average price of grain production.

The 74.8% increase in production volume of our Crops segment resulted mainly from a larger surface area under operation, from 18,872 hectares in fiscal year 2010 to 30,978 hectares in fiscal year 2011, and a 6.5% increase in our average yield from 1.77 tons per hectare in fiscal year 2010 to 1.89 tons per hectare in fiscal year 2011.

As of June 30, 2011, the harvested area was 79.6% of the total sown area, compared to 95.6% as of June 30, 2010.

Cost of production from our Crops segment increased 48.4% from Ps.27.4 million in fiscal year 2010 to Ps.40.7 million in fiscal year 2011, mainly due to higher production volumes in fiscal year 2011 compared to fiscal year 2010; a larger number of hectares in operation in fiscal year 2011 compared to fiscal year 2010; and a 46.1% increase in direct costs of production during fiscal year 2011 compared to fiscal year 2010, primarily as a result of higher prices of supplies used (agrochemicals and seeds).

The total cost of production per ton decreased 15.1% from Ps.819 in fiscal year 2010 to Ps.696 in fiscal year 2011, mainly due to higher yields, that showed a higher production volume, compared to the previous fiscal year.

Sales from our Crops segment increased 139.1% from Ps.30.1 million in fiscal year 2010 to Ps.72.0 million in fiscal year 2011, mainly as a result of a 46.3% increase in sales volume, from 35,658 tons in fiscal year 2010 to 52,179 tons in fiscal year 2011, mainly due to a higher production volume of crops in this fiscal year; slightly offset by a 25.9% reduction in the average price per ton sold, from Ps.842 in fiscal year 2010 to Ps.624 in fiscal year 2011.

Cost of sales from our Crops segment increased 133.8% from Ps.27.6 million in fiscal year 2010 to Ps.64.4 million in fiscal year 2011, mainly as a result of a 46.3% increase in the volume of sales of crops in fiscal year 2011 compared to the previous fiscal year; offset by a 25.9% reduction in the average price per ton of crops, from Ps.842 in fiscal year 2010 to Ps.624 in fiscal year 2011.

The average cost per ton sold increased 59.8%, from Ps.773 in fiscal year 2010 to Ps.1,234 in fiscal year 2011.

Beef cattle

Production income from the Beef cattle segment increased 123.6%, from Ps.20.8 million in fiscal year 2010 to Ps.46.6 million in fiscal year 2011, primarily as a result of a 8.1% increase in the average price of kilogram of cattle produced, from Ps.6.6 in fiscal year 2010 to Ps.7.1 million in fiscal year 2011, a 106.8% increase in beef production volume, from 3,153 tons during fiscal year 2010 to 6,519 tons in fiscal year 2011. The beef production volume in farms and feedlot increased 117.0% and 44.4% in fiscal year 2011 compared to fiscal year 2010, respectively; and a 16.8% increase in births during fiscal year 2011 compared to fiscal year 2010.

The number of hectares dedicated to beef cattle production decreased from 105,857 hectares in fiscal year 2010 to 102,279 hectares in fiscal year 2011. This was mainly due to a smaller number of own hectares devoted to cattle production.

Production cost of the Beef Cattle segment increased 14.4% from Ps.21.8 million in fiscal year 2010 to Ps.25.0 million in fiscal year 2011. The increase in production costs of the Beef Cattle segment during fiscal year 2011 was mainly due to higher production volumes in fiscal year 2011 compared to fiscal year 2010; and higher feed costs due to the increase of animals fattened in feedlots and higher prices of supplies.

The increase in production volumes exceeded the rise in costs; therefore, the direct cost per kilogram produced decreased by 35.1% from Ps.2.95 in fiscal year 2010 to Ps.1.91 in fiscal year 2011.

Sales from our Crops segment increased 139.1% from Ps.30.1 million in fiscal year 2010 to Ps.72.0 million in fiscal year 2011, mainly as a result of a 46.3% increase in sales volume, from 35,658 tons in fiscal year 2010 to 52,179 tons in fiscal year 2011, mainly due to a higher production volume of crops in this fiscal year; slightly offset by a 25.9% reduction in the average price per ton sold, from Ps.842 in fiscal year 2010 to Ps.624 in fiscal year 2011.

The average cattle stock remained unchanged at approximately 80,000 heads in fiscal year 2011 compared to fiscal year 2010.

Cost of sales from our Beef cattle segment increased 24.3%, from Ps.46.7 million in fiscal year 2010 to Ps.58.0 million in fiscal year 2011, primarily as a result of a 35.9% increase in the average price per kilogram sold, from Ps.4.41 in fiscal year 2010 to Ps.6.0 fiscal year 2011; partially offset by a 4.6% reduction in beef sales volumes in fiscal year 2011 compared to fiscal year 2010.

Milk

Production income from the Milk segment increased 20.1%, from Ps.26.0 million in fiscal year 2010 to Ps.31.3 million in fiscal year 2011. This increase was mainly due to a 28.6% increase in average prices of milk, from Ps.1.13 per liter in fiscal year 2010 to Ps.1.45 per liter in fiscal year 2011; and a 9.6% reduction in milk production volumes, from 21.7 million liters in fiscal year 2010 to 19.6 million liters in this fiscal year. This decrease in production volume was mainly due to a reduction in the average number of milking cows (from 3,297 in fiscal 2010 to 2,816 in fiscal 2011 as a result of the sale of “La Juanita” dairy farm), partially offset by a 5.8% increase in the efficiency level of average daily milk production per cow, from 18.0 liters in fiscal year 2010 to 19.1 liters in fiscal year 2011.

Cost of production of the Milk segment increased 17.6%, from Ps.20.4 million in fiscal year 2010 to Ps.24.0 million in fiscal year 2011. This increase was mainly due to the impact of higher direct costs. As a result of the above, cost of production per liter of milk increased from Ps.0.94 in fiscal year 2010 to Ps.1.22 in fiscal year 2011.

Sales from the Milk segment increased 16.2% from Ps.24.4 million in fiscal year 2010 to Ps.28.4 million in fiscal year 2011, mainly as a result of a 28.9% increase in the average price of milk, from Ps.1.13 per liter in fiscal year 2010 to Ps.1.45 per liter in fiscal year 2011; a 5.8% increase in production efficiency levels; slightly offset by a 9.6% reduction in milk production volumes, mainly due to a lower average number of milking cows.

Cost of sales from our Milk segment increased 16.2%, from Ps.24.4 million in fiscal year 2010 to Ps.28.4 million in fiscal year 2011, primarily as a result of a 28.9% increase in the level of prices of milk which had an impact on the cost of sales; partially offset by a 9.4% reduction in the sale volume of milk.

Sales of farms

Sales from our Sales of farms segment increased 355.4% from Ps.18.6 million in fiscal year 2010 to Ps.84.5 million in fiscal year 2011. During fiscal year 2011, we signed the title deed of sale of the “La Juanita” farm (4,302 hectares), located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of Ps.71.1 million (US$ 18.0 million), which have been fully collected. Additionally, we agreed upon the sale of 910 hectares of “La Fon Fon” farm located in the Province of Obispo Santiesteban, Republic of Bolivia. The purchase price was US$ 3.6 million. US$ 1.0 million has been already collected, while the balance is payable in five semi-annual consecutive installments maturing from December 2011 to December 2013. During fiscal year 2010 we signed the deed of sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of Ps.18.6 million (US$ 4.8 million), which were fully collected.

Cost of sales from our Sales of farms segment increased significantly, from Ps.4.8 million in fiscal year 2010 to Ps.29.9 million in fiscal year 2011. During fiscal year ended June 30, 2011 the cost of sale of 4,302 hectares of “La Juanita” farm was Ps.21.6 million and the cost of sale of 910 hectares of “La Fon Fon” farm was Ps.8.3 million. During fiscal year ended June 30, 2010 the cost of sale of 12,701 hectares of our “Tali Sumaj” farm was Ps.4.8 million.

Product Prospects

The sources of the following information are the Ministerio de Agricultura, Pesca y Alimentación de la República Argentina, the United States Department of Agriculture (“USDA”).

Wheat

USDA projections for the 2011/2012 campaign at global level estimate a production of 683.3 million tons of wheat, one million tons lower than the all-time high in the 2009/2010 marketing year. While world harvested area is left almost unchanged, the already record-high world average wheat yield inched up 0.01 tons per hectare due to increased yields in Kazakhstan and EU-27. The wheat production forecast for Argentina is 13.0 million tons while wheat area is projected to be 4.6 million hectares.

Corn

Globally, the USDA estimates a 3.8% increase in corn production for the 2011/2012 campaign, totaling 859.0 million tons vis-à-vis 827.6 million tons in the previous cycle. This is mainly due to an estimated increase in the cultivated area.

For Argentina, the USDA estimates an increase of 28.9% increase in corn production for the 2011/2012 campaign reaching approximately 29.0 million tons.

Soybean

In the case of soybean, for the 2011/2012 campaign, the USDA projects a world production of 258.9 million tons, 2% less than the previous year. Most of this decrease comes from a lower production forecast for the United States.

According to USDA strong corn prices may limit gains for argentine soybean area, despite favorable weather conditions. Estimates project a production of 52.0 million tons for the 2011/2012 campaign, 6.1% higher than the preliminary estimates for 2010/2011.

Sunflower

Globally, sunflower production for the 2011/2012 campaign is projected by USDA at approximately 36.5 million tons compared to the preliminary estimate of 31.4 million tons in the previous year.

According to the source, the Argentine production of sunflower is forecast to be 3.2 million tons during 2011/12 campaign, 10.1% lower than the 2011/12 campaign.

Beef Cattle

In connection with world beef cattle production, for 2011 the FAO estimates a 0.5% decrease, reaching 64.6 million tons.

Milk

According to the FAO, during 2009, the world production of milk is expected to reach 727.6 million tons, 2.0% higher than the previous year. Most of the increase will come from developing countries, in particular Argentina, China and India. Output of milk will also increase in a number of developed countries, including in the EU, New Zealand and the United States. The continuing effects of drought may reduce output in some parts of Africa.

Economic growth and a desire for a more diversiﬁed diet in many developing countries are expected to sustain import demand in 2011 to 49.5 million tons of milk equivalent, an increase of 5.4 percent.  Overall, most of the main trading countries are likely to record an increase in sales, especially Argentina, Belarus, the EU, New Zealand and the United States.

Real Estate Business

After the economic crisis suffered during fiscal year 2009, the global economy is moving forward to an expansion track together with better financial conditions. During 2010 world output returned to its growth track, pulled mainly by emerging and developing economies, reaching a 5.1% growth during that year. According to IMF “World Economic Outlook” released in September 2011, world total output will increase 4.0% in 2011, while it is projected that it will grow around 4.0% in 2012; which represent (0.4%) and (0.5%) variations from the expenses expectations released by IMF on April 2011.

It must be highlighted that, during fiscal year ended June 30, 2011, economic activity in developing countries was higher than in the developed world. In this sense, performance at the local market levels also picked up the trend (in local currency). During this fiscal year, whereas the Eurostoxx 50, by 10.74% and the Nikkei by 6.79%, the Santiago stock exchange rose by 19.13% and Argentina’s Merval rose by 52.11%.

Given this international context, the Argentine GDP has resumed the strong growth path that was interrupted in 2009, showing an increase of 9.2% in 2010, according to the Argentine Institute of Statistics and Censuses (“INDEC”). In the year to date, the same positive trend in the level of activity is noted. For the first 6 months of 2011, the Monthly Economic Activity Estimator” EMAE”, usually used to predict the GDP, rose 8.9% compared to the same month in the previous fiscal year, with an upward trend. As concerns to inflation, the INDEC’s measurements show that accumulated inflation for the first 6 months is in the whereabouts of 5.5%.

 During the first six months of 2011, Total Consumption has been the most significant component in the Aggregate Demand, with a 68.6% share.

Sales in the shopping center sector have grown significantly in the first half of 2010; primarily due to the decline experienced in 2009 due to the international financial crisis that had had considerable bearing on shopping centers’ revenues, but mainly in the recovery in consumption compared to the previous fiscal year, against a backdrop of high inflation in which salaries went hand in hand with retail price raises. Based on INDEC’s most recently released figures, when measured year-on-year, the sales for the first nine months of 2011 rose by 22.0% compared to the same period a year earlier.

When it comes to retailer activity, according to CAME, the Confederation of Argentine Medium-Sized Enterprises, retail sales volumes grew by 6.1% in September 2011 compared to June 2010, driven by consumers’ good mood and the tangible improvements in household nominal income. Most of the items offered by retailers performed with outstanding dynamism in June. With the end-of-month results for June included, the first nine month of the year came to a close with a 6.7% increase in the volumes sold compared to the same period a year earlier.

As regards the office market, according to Colliers Argentina, the stock of A+ and A office buildings on the market for the first semester of calendar 2011 grew by 16,000 square meters. Furthermore, during fiscal year 2011, the market had an expansion in occupied surface area of 40,780 square meters,. Thus, the difference between the occupied surface area and the space demand determined a decrease in the vacancy rate, which was 7.5% in A+ and A office buildings. On the other hand, the general level of market rental prices, measured in US dollars, was stabilized after a downward subsequent to the global financial crisis of 2008.

As regards the residential market, in the first half of calendar 2011, the number of deeds filed with the Registry of Real Property of the Autonomous City of Buenos Aires for title conveyance totaled 28,507, representative of a 4.56% increase compared to the deeds filed during the first half of 2010. This totaled deeds for Ps. 11,619.4 million, a 19.6% increase compared to the same period of last year.

When it comes to the hotel sector, the foreign exchange rate, favorable to foreign tourists, continues to give Argentina a competitive edge as a tourist destination. For the first six months of 2011, the tourist inflow increased 7.3% compared to the same period of the previous year. In turn, the corporate market has been showing significant growth, with Argentina being the venue of major events, congresses and conventions that generate large investments and favor hotel profitability.

E. Off-Balance Sheet Arrangements

Agricultural Business

In the ordinary course of business, FyO.com guarantees certain brokerage transactions. Under the agreement, FyO.com guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of June 30, 2011, the value of transacted merchandise for which guarantees were granted amounted to Ps. 20.5 million. As of the date of this Annual Report, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this Annual Report, the value of transacted merchandise for which guarantees were granted amounted to Ps. 7.3 million.

Real Estate Business

At June 30, 2011, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of June 30, 2011:

	Payments due by period (In million of Pesos) (1)
Detail	Total	Less than 1 year	More than 1 year and up to 3 years	More than 3 years and up to 5 years	More than 5 years

Long-term debt obligations	3,847.8	513.2	653.7	468.8	2,212.1
Purchase obligations	-	-	-	-	-
Other long-term obligations	233.5	189.2	24.9	19.4	-
Total	4,081.3	702.4	678.6	488.2	2,212.1

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

Our current board of directors was elected at the shareholders’ meetings held on October 29, 2009, October 29, 2010, and October 31, 2011 for terms expiring in the years 2011, 2012 and 2013 as the case may be. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/14	10/31/08	1994
Saúl Zang	12/30/1945	First vice- chairman	06/30/14	10/31/08	1994
Alejandro G. Elsztain	03/31/1966	Second vice- chairman and CEO	06/30/13	10/29/10	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/12	10/29/09	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/12	10/29/09	2003
Fernando A. Elsztain	01/04/1961	Director	06/30/13	10/29/10	2004
David A. Perednik	11/15/1957	Director and chief administrative officer	06/30/13	10/29/10	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/12	10/29/09	2006
Daniel E. Mellicovsky	01/17/1948	Director	06/30/14	10/31/08	2008
Alejandro Gustavo Casaretto	10/15/1952	Director	06/30/14	10/31/08	2008
Salvador D. Bergel	04/17/1932	Alternate director	06/30/14	10/31/08	1996
Gastón A. Lernoud	06/04/1968	Alternate director	06/30/14	10/31/08	1999
Enrique Antonini	03/16/1950	Alternate director	06/30/13	10/29/10	2007
Eduardo Kalpakian	03/03/1964	Alternate director	06/30/13	10/29/10	2007

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

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain.   Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the also chairman of the board of directors of Alto Palermo, IRSA, Consultores Asset Management, Banco Hipotecario, Tarshop,BACS Banco de Crédito & Securitización, and BrasilAgro, among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s.

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

Fernando A. Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA, Alto Palermo and Hoteles Argentinos and an alternate director of Puerto Retiro, among other companies. He is Eduardo S. Elsztain’s, Alejandro Elsztain’s cousin.

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

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad de El Salvador) in 1992. He obtained a Masters degree in Corporate Law in 1996 from Palermo University (Universidad de Palermo). He was a senior associated member of Zang, Bergel & Viñes law firm until June 2002, when he joined our lawyers team.

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

Employment contracts with our directors

We do not have written contracts with our directors. However, Messrs. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, David Perednik and Alejandro Casaretto are employed by us under the Labor Contract Law No. 20744. Gabriel Blasi and Carlos Blousson, our senior managers, are also subject to the above mentioned Law.

Law No. 20744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Management

Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors. There are no arrangements by which a person is selected as a member of our senior management.

The following table shows information about our current senior management designated by the board of directors meeting:

Name	Date of Birth	Position	Current Position Held Since

Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	1994
Gabriel Blasi (1)	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	1997
Alejandro Casaretto	10/15/1952	Regional Manager of Agricultural Real Estate	2008
Carlos Blousson	09/21/1963	General Manager of the International Operation (Paraguay/ Bolivia/ Uruguay)	2008

(1) Effective December 7, 2011, Mr. Matias Gaivironsky became our new Chief Financial Officer replacing Mr. Gabriel Blasi. Mr. Gaivironsky was formerly our Head of Capital Markets and Investor Relations. Mr. Blasi has been appointed as CFO of Banco Hipotecario S.A.

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

Effective December 7, 2011, Mr. Matias Gaivironsky became our new Chief Financial Officer replacing Mr. Gabriel Blasi. Mr. Gaivironsky was formerly our Head of Capital Markets and Investor Relations. Mr. Blasi has been appointed as Chief Financial Officer of Banco Hipotecario S.A.

Carlos Blousson. Mr. Blousson obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Sales Officer since 1996. Prior to joining us, he worked as a futures and options operator at Vanexva Bursátil –Sociedad de Bolsa-. Previously, he worked as a farm manager and a technical advisor at Leucon S.A.

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

The executive committee is responsible for the management of the day-to-day business pursuant to authority delegated by our board of directors in accordance with applicable law and our by-laws. Our by-laws authorize the executive committee to:

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 31, 2011:

Member	Date of Birth (m/d/y)	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Noemi Cohn	05/20/1959	Member
Roberto Murmis	04/07/1959	Alternate Member
Alicia Rigueira	12/02/1951	Alternate member
Sergio L. Kolaczyk	11/28/1964	Alternate member

All members of the supervisory committee qualify as independent, in accordance with Comisión Nacional de Valores’Resolution No. 400/2002.

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

Sergio L. Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the Universidad de Buenos Aires. He is a professional of Abelovich, Polano & Asociados S.R.L. / Nexia International. He is also an alternate member of Alto Palermo’s and our Supervisory Committee.

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

At our shareholders meeting held on October 31, 2011 the shareholders approved an aggregate remuneration of Ps.7.4 million for all of our directors for the fiscal year ended June 30, 2011. At the end of the current fiscal year, the above mentioned remuneration was paid in full.

Compensation of Supervisory Committee

The shareholders meeting held on October 31, 2011 further approved by majority vote not to pay a compensation to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2011 was Ps.6.8 million.

Capitalization Plan

We have a defined contribution plan covering our key managers in Argentina. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 0.2 million, Ps. 0.4 million and Ps. 2.2 million for the years ended June 30, 2011, June 30, 2010 and June 30, 2009, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

•          ordinary retirement in accordance with applicable labor regulations;

•          total or permanent incapacity or disability; and

•          death.

In case of resignation or unjustified termination, the manager may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

Incentive Plan for Managers

On October, 31, 2011, the Shareholders’ Meeting ratified the duly approved Shareholder’ resolutions in connection with the implementation of the allocation of an amount equal to 1% of our outstanding shareholders equity, that shall be equal to Ps. 22,135,370, through an incentive plan addressed to certain of our employees, and the delegation of powers into the Board of Directors for the formation of an special purpose vehicle and to implement such plan, and the power to establish timing, pricing, allocation, amounts, and other, subject to applicable law.

C.  Board Practices

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment, other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers.

Audit Committee

In accordance with the Regime of Transparency in Public Offerings provided by Executive Branch Decree No. 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our internal and our external auditors.

On November 3, 2008, our board of directors officially appointed Jorge Oscar Fernández, Daniel Mellicovsky and Pedro Damaso Labaqui Palacio, all of them independent members, as members of the audit committee. Jorge Oscar Fernández is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b) (1).

Remuneration Committee

There is no remuneration committee.

D. Employees

As of June 30, 2011, we had 820 employees in our Agricultural Business, including our employees and the employees of Agropecuaria Anta S.A. (merged with us on July 1, 2010) and Futuros y Opciones.Com, but not those of Agro-Uranga S.A. Approximately 25% are under collective labor agreements. We believe we have good relations with the union and our employees. We have never experienced a work stoppage.

IRSA’s employees in our real estate operations had 1,571 employees. Our employees from Property Sales and Development and Other Business not related with Shopping Centers had 88 employees, from which 27 are represented by the Commerce Labor Union (Sindicato de Empleados de Comercio, or SEC) and 6 by the Horizontal Property Union (SUTERH). The Shopping Center and Financing sector had 811 employees including 472 under collective labor agreements. Our Hotels segment had 678 employees with 549 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows our employees for the fiscal year ended June 30, 2011, 2010 and 2009.

	Agricultural Business(1)		Real Estate Business
	Permanent salaried	Temporary	Argentine Real Estate(2)	Shopping Centers	Hotels(3)	Credit Card(4)	Total
As of June 30, 2009	479	11	209	1,001	694	689	3,083
As of June 30, 2010	770	19	88	774	682	719	3,052
As of June 30, 2011	772	48	82	811	678	-	2,391

(1) Agricultural Business includes our employees and the employees of Inversiones Ganaderas S.A., Agropecuaria Anta S.A. (merged with us on July 1, 2010)  and Futuros y Opciones.Com, but not those of Agro-Uranga S.A.

(2)   Argentine Real Estate includes IRSA, Libertador 498.

(3)   Hotels include Intercontinental, Sheraton Libertador and Llao Llao.

(4)   Credit cards include Tarshop until 2010.

E.  Share Ownership

Share ownership of directors, members of the supervisory committee, and senior management as of September 30, 2011.

The following table sets forth the amount and percentage (expressed on a fully diluted basis) of our shares beneficially owned by our directors, Supervisory Committee and senior management as of September 30, 2011:

Name	Position	Number of Shares	Percentage	Number of Warrants (2)
Directors
Eduardo S. Elsztain (1)	Chairman	186,053,240	38.26%	84,580,543
Saúl Zang	First vice-chairman	1,560,811	0.33%	817,480
Alejandro G. Elsztain	Second vice- chairman / Chief Executive Officer	1,664,100	0.38%	1,314,289
Gabriel A. G. Reznik	Director	-	-	-
Jorge Oscar Fernández	Director	3,000,000	0.53%	-
Fernando A. Elsztain	Director	-	-	-
David A. Perednik	Director / Chief Administrative Officer	22,016	0.01%	29,727
Pedro Damaso Labaqui Palacio	Director	-	-	-
Daniel E. Mellicovsky	Director	-	-	-
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural real Estate	61,438	0.01%	23,790
Salvador D. Bergel	Alternate director	-	-	-
Gastón A. Lernoud	Alternate director	-	-	-
Enrique Antonini	Alternate Director	-	-	-
Eduardo Kalpakian	Alternate Director	-	-	-

Senior Management
Gabriel Blasi (3)	Chief Financial Officer	-	-	-
Carlos Blousson	Chief Executive Officer of the International Operation	15,900	< 0.01%	16,538

Supervisory Committee
José D. Abelovich	Member	-	-	-
Marcelo H. Fuxman	Member	-	-	-
Noemí Cohn	Member	-	-	-
Roberto Murmis	Alternate member	-	-	-
Alicia Rigueira	Alternate member	-	-	-
Sergio Kolaczyk	Alternate member	-	-	-

Executive Committee
Eduardo S. Elsztain	Member	186,053,240	38.26%	84,580,543
Saúl Zang	Member	1,560,811	0.33%	817,480
Alejandro G. Elsztain	Member	1,664,100	0.38%	1,314,289

 (1)   Includes (i) 186,051,574 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 873 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iv) 793 common shares owned directly by Eduardo S. Elsztain.  In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,580,543 of our warrants which entitles him to acquire 29,688,276 new common shares through the exercise of those warrants.

 (2)   Pursuant to a prospectus, dated March 11, 2008 (the “Prospectus”) contained in our Registration Statement on Form F-3 No. 333-146011, filed with the Securities and Exchange Commission on September 12, 2007, we offered (the “Rights Offering”) to our common shareholders rights to subscribe for 180,000,000 new common shares, together with the right to receive 180,000,000 warrants (the “New Warrants”) to acquire additional common shares. Each common share entitled its holder to one right to subscribe for common shares. Each common share right entitled its holder to subscribe for 0.561141 new common shares, to subscribe at the same price for additional common shares remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new common share that it purchased pursuant to the Rights Offering, one New Warrant to purchase 0.33333333 additional common shares (this fraction was adjusted to 0.35100598 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009). The Bank of New York, as our ADS rights agent, made available to holders of our ADSs (each of which represents 10 common shares), rights to subscribe for new ADSs, together with the right to receive New Warrants to acquire additional common shares. Each ADS entitled its holder to one ADS right. Each ADS right entitled its holder to subscribe for 0.561141 new ADSs, to subscribe at the same price for additional common shares in the form of ADSs remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new ADS that it purchased pursuant to this offering, 10 New Warrants, each of which entitles such holder to purchase 0.33333333 additional common shares (this fraction was adjusted to 0.35100598 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009).

         Prior to their expiration on May 22, 2015, the New Warrants are exercisable during the six-day period from and including the 17th through the 22nd day of each February, May, September and November (to the extent such dates are business days in New York City and in the City of Buenos Aires). We accept the exercise of New Warrants to purchase whole new common shares.  The exercise price for new common shares to be purchased pursuant to the exercise of New Warrants is of US$ 1.68 and are payable in U.S. dollars (this price was adjusted to US$ 1.5954 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009). ADS holders wishing to obtain additional ADSs upon exercise of their New Warrants must deposit the common shares acquired under the New Warrants with The Bank of New York, as our depositary, to obtain ADSs in accordance with the terms of the deposit agreement.

(3)    Effective December 7, 2011, Mr. Matias Gaivironsky became our new Chief Financial Officer replacing Mr. Gabriel Blasi. Mr. Gaivironsky was formerly our Head of Capital Markets and Investor Relations. Mr. Blasi has been appointed as Chief Financial Officer of Banco Hipotecario S.A.

Option Ownership:

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our Capital Stock.

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, shares or securities other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers.

Employees’ Participation in our Capital Stock.

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, shares or securities other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers.

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

	Share Ownership as of September 30, 2011
Shareholder	Number of Shares	Percentage (5)
IFISA(1)(2)	186,053,240	38.26%
D.E. Shaw & Co L.P. (3)	41,715,130	8.09%
Directors and officers(4)	6,324,265	1.26%
National Social Security Agency (ANSES)	17,660,713	3.13%

Total	251,753,348	50.7%

(1)     Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Mintflower Place 4th floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, and (ii) IFISA, a company incorporated under the laws of Uruguay and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Road 8, km 17,500, Zonamérica Building1, store 106, Montevideo, Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 30.90% of IFIS capital stock, which owns 100% of IFISA.

(2)     As a result, Mr. Elsztain may be deemed beneficial owner of 38.26% of our total shares, which includes (i) 186,051,574 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 873 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iv) 793 common shares owned directly by Eduardo S. Elsztain.  In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,580,543 our warrants which entitles him to acquire 29,688,276 new common shares through the exercise of those warrants.

(3)     According to the Form filed with the SEC as of September 30, 2011.

(4)     Includes only direct ownership of our Directors and Senior Management, other than Eduardo S. Elsztain.

(5)     On a fully diluted basis.

As of June 30, 2007, 2008, 2009, 2010 and 2011, IFISA owned 32.8%, 32.5%, 34.7%, 37.5% and 38.3% respectively, of our total shares.

Change in Capital Stock Ownership

	As of September 30, 2011	As of June 30, 2011	As of June 30, 2010	As of June 30, 2009	As of June 30, 2008	As of June 30, 2007
	%	%	%	%	%	%

IFISA(1)(2)	38.3%	38.2%	37.5%	34.7%	32.5%	32.8%
D.E. Shaw & Co L.P. (3)	8.1%	8.1%	9.4%	8.1%	7.2%	-
Directors and officers(4)	1.3%	1.3%	1.4%	1.2%	1.0%	1.0%
National Social Security Agency (ANSES)	3.1%	3.1%	3.5%	2.9%	3.2%	3.7%

(1)     Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Mintflower Place 4th floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, and (ii) IFISA, a company incorporated under the laws of Uruguay and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Road 8, km 17,500, Zonamérica Building1, store 106, Montevideo, Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 30.90% of IFIS capital stock, which owns 100% of IFISA.

(2)     As a result, Mr. Elsztain may be deemed beneficial owner of 38.26% of our total shares, which includes (i) 186,051,574 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 873 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iv) 793 common shares owned directly by Eduardo S. Elsztain.  In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,580,543 our warrants which entitles him to acquire 29,688,276 new common shares through the exercise of those warrants.

(3)     According to the Form filed with the SEC as of September 30, 2011.

(4)     Includes only direct ownership of our Directors and Senior Management, other than Eduardo S. Elsztain.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date in a change in control.

Securities held in the host country

As of September 30, 2011, our total issued and outstanding capital stock outstanding consisted of 501.562.534 common shares. As of September 30, 2011, there were approximately 46,532,758 Global Depositary Shares (representing 465,327,580 of our common shares, or 92.8% of all of our outstanding shares held) in the United States by approximately 49 registered holders of global Depositary Shares.

As of September 30, 2011 our directors and senior officers controlled, directly or indirectly, approximately 39.52% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

B. Related Party Transactions

We enter into transactions with related parties on an arm’s-length basis. A related party transaction means any transaction entered into directly or indirectly by us or any of our subsidiaries that is material based on the value of the transaction to (a) any director, officer or member of our management or shareholders; (b) any entity in which any such person described in clause (a) is interested; or (c) any person who is connected or related to any such person described in clause (a).

Headquarters

In March, 2004 we entered into a lease agreement with Alto Palermo, IRSA and Isaac Elsztain e Hijos S.C.A. for the lease of our executive offices located in Bolívar 108, City of Buenos Aires. This lease has a term of 120 months and rent of Ps.8,490 payable monthly. We, Alto Palermo and IRSA each pay one-third of such rent in an amount of Ps.2,830 each.

Our headquarters are located on the 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters and thirteen parking lot spaces from Inversora Bolívar, a subsidiary of IRSA, pursuant to a lease agreement with an initial term of 60 months and an extension option for 36 additional months.

In June 2009, we leased one third of the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement related to such floor and to eight parking lot spaces. This agreement, effective from September 1, 2008, and has duration of 36 months. We paid a monthly rent of US$7,745. In November 2009, the 24th floor was transferred to IRSA as a result of the execution of the Final Merger and Spin off Agreement.

As of April 2011, we entered into a lease agreement with IRSA to lease one third of the 2nd floor of the Intercontinental Plaza Tower. The agreement expires on January 4, 2014, and we pay a monthly rent of US$6,732 for the agreement.

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

We pay a rent of Ps.1.17 million during the fiscal year ended June 30, 2011. Fernando Adrián Elsztain, our director is also president of Isaac Elsztain e Hijos S.C.A. In addition, Alejandro G. Elsztain who is alternate director of Isaac Elsztain e Hijos S.C.A. is also our second vice-chairman and CEO.

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

Fees totaled Ps. 23.6 million, Ps.20.6 million and Ps.13.6 million for the years ended June 30, 2011, 2010 and 2009, respectively.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management S.A for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.

Donations to Fundación IRSA

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Our Chairman Eduardo S. Elsztain is also the Chairman of IRSA. Fundación IRSA has used the available area to house a museum called “Museo de los Niños, Abasto,” an interactive learning center for both children and adults which was opened to the public in April 1999. On September 27, 1999 Fundación IRSA assigned and transferred at no cost, the Museo de los Niños, Abasto’s total rights and obligations to Fundación Museo de los Niños.

Fundación Museo de los Niños is a charitable non-profit organization created by the same founders of Fundación IRSA and has the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the developments of “Museo de los Niños, Abasto” and “Museo de los Niños, Rosario.” On October 29, 1999, our shareholders approved the assignment of “Museo de los Niños, Abasto” agreement to Fundación Museo de los Niños. In addition, on December 12, 2005, an agreement granting the right to use of the space designated for Museo de los Niños, Rosario, at no cost, was signed.

During the fiscal years ended June 30, 2011, 2010 and 2009, we made donations to Fundación IRSA and Fundación Museo los Niños for a total amount of Ps. 3.1 million, Ps. 5.6 million and Ps. 1.7 million, respectively.

Agreement for the Exchange of Corporate Services between us, IRSA and Alto Palermo

Considering that each of us, Alto Palermo and IRSA have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004, we, Alto Palermo and IRSA entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, and November 27, 2009.

The agreement for the exchange of corporate services among Alto Palermo, IRSA and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, management and control, systems and technology, insurance, errands, running service, contracts, technical, infrastructure and services, purchases, architecture and design and development and works department, internal audit, real estate, hotels and tourism and risks and processes.

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

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in our equity interest in IRSA. It was deemed convenient and advisable for this simplification to transfer the employment agreements of Alto Palermo’s and IRSA’s corporate employees to us. Effective January 1, 2010, the labor costs of those employees will be transferred to our payroll, and we will render services to IRSA and Alto Palermo, which services will continue to be distributed in accordance with the terms of the agreement for the exchange of corporate services, as amended.

In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by us with Alto Palermo and IRSA.

On July 11 th, 2011we entered into the Fourth Agreement for Implementation of Amendments to the Master Agreement of Corporate Services with APSA and IRSA. The purpose of the new amendments is to generate a more efficient allocation of the corporate resources between the parties, to ensure the most equitable allocation of costs while maintaining the efficiency of the group, and also to continue with the reduction of certain fixed costs of the parties activities, in order to decrease its impact on the operating results.

In spite of the above, we, IRSA and Alto Palermo continue to be independent as regards the execution of each of our business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement in the manner provided in FACPCE Technical Resolution No. 12. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Mr. Cedric Bridger has been appointed as individual responsible person on our behalf , a member of the Audit Committee.

The Agreement for the exchange of Corporate Service was filed with the SEC in a report on Form 6-K dated July 1, 2004 and amendments to this agreement were filed in reports on Form 6-K dated September 19, 2007, the Second Agreement for Shared Corporate Services was filed on Form 6-K dated August 19, 2008, the Third Agreement was filed on Form 6-K dated December 15, 2009 and the Addendum to Corporate Services Master Agreement, was filed on Form 6-K dated March 17, 2010. The Forth Agreement for the implementation of amendments was filed on Form 6-K dated July 13, 2011.

Legal Services

During the years ended June 30, 2011, 2010 and 2009, the law firm Zang, Bergel & Viñes Abogados provided us with legal services amounting Ps.9.2 million, Ps. 4.9 million and Ps.5.5 million, respectively. Certain of our directors are partners of the law firm.

Sale of Tarshop Shares

During fiscal year 2010, Alto Palermo executed an agreement for the sale of an 80% of interest in Tarshop to Banco Hipotecario. On December 29, 2009, APSA entered into an agreement with Banco Hipotecario to sell a 80 % interest in Tarshop for U$S 26.8 million. The transaction was subject to the approval of the Banco Central de la Republica Argentina and certain other customary closing conditions which were obtained on August 30, 2010. As a result, subsequent to the closing of fiscal year 2010, on September 13, 2010 APSA transferred 107,037,152 common shares of Tarshop to Banco Hipotecario. Immediately after the sale, APSA’s interest in Tarshop was 20% of its capital stock.

Consolidation with IRSA

Our equity interest in IRSA is 63.22% as of September 30, 2011; this percentage includes 43,401,932 shares owned by our subsidiary Agrology. We started consolidated the accounts and results of operations of IRSA as from October 1, 2008. Our consolidated financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2009 and for the year then ended is not comparable to prior periods.

Purchase of IRSA’s shares

On September 21, 2011 we announced that under a private transaction we had agreed to purchase 2,960,302 ADRs of IRSA equivalent to 5.1% of its outstanding stock capital, for a total amount of US$ 30.1 million. In this way, as of such date our interest in IRSA reached 63.22%. For more information, please see “Recent Developments”.

Purchase of shares of BrasilAgro

In September 2005, along with other Brazilian partners, we incorporated BrasilAgro, a company dedicated to exploring opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and local common stock offering, and on June 30, 2009 were holders of 19.14% of outstanding common shares of BrasilAgro. At June 30, 2009, our investment in BrasilAgro represented 3.8% of our total consolidated assets.

During the year 2009, we acquired in the São Paulo Stock Exchange 1,925,600 shares of BrasilAgro, for a weighted average price of US$4.4955 per share and a total price of US$12.5 million.

On October 20, 2010, and on December 23, 2010 we and Tarpon executed two addenda to the Share Purchase Agreement dated as of April 28, 2010, under which we either directly and/or indirectly acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock for a purchase price of R$130.5 million. Consequently, on October 20, 2010 we paid R$25.2 million and on December 23, 2010 we paid R$50.8 million, the price remainder equivalent to R$52.6 million was paid on April 27, 2011.

As a consequence of the purchase above mentioned, the we now own, directly and indirectly, 20,883,916 common shares representative of a 35.75% of BrasilAgro’s outstanding common shares. It should be noted that such acquisition of shares does not imply any change of control within the shareholders’ group of BrasilAgro according to the legal regimen in Brazil; and that BrasilAgro’s shareholders’ agreement will remain effective with the amendments that may be required for the sale of the shares owned by Tarpon and its affiliates to us. Additionally, we own 168,902 BrasilAgro’s first issuance warrants and 168,902 BrasilAgro’s second issuance warrants.

Also during the last quarter of calendar year 2010, we executed an agreement by which we assigned all equity and political rights related to 2,276,534 shares of BrasilAgro for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf. In consideration for granting such rights, we paid a fixed value of US$0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should pay US$7.15 per share sold or transferred.

Purchase of Alto Palermo Series I Notes by IRSA.

During the fiscal year ended on June 30, 2009, IRSA acquired US$39.6 million nominal value Series I fixed-rate Alto Palermo notes due June 2017 issued under this Program. The average weighted price was US$0.4628, totaling US$19.3 million. In October 12, 2010 IRSA reported that it has sold in the secondary market, its Class I Notes of Alto Palermo S.A. (APSA), due 2017, for a nominal value of US$39.6 million. As a result of such sale, IRSA received a total income of US$38.1.

Purchase of Alto Palermo Series I Notes by Cresud.

During the fiscal year ended on June 30, 2009, we acquired US$5.0 million nominal value Series I fixed-rate Alto Palermo Notes due June 2017 under this Program. The average weighted price was US$0.3800, totaling US$1.9 million.  On April 18, 2011, we sold to Alto Palermo, treasury held Class I Notes issued by Alto Palermo, for a nominal value of US$5.0 million. As a result of such sale, we received US$5.1 million in principal and accrued interest.

Purchase of IRSA Notes by Cresud.

During the fiscal year ended on June 30, 2009, we acquired US$28.2 million in principal amount of IRSA’s Fixed Rate Notes due 2017. The average weighted price was US$0.3830, totaling US$10.8 million.

On December 3, 2010, we sold in the secondary market, Class I Notes issued by IRSA, for a nominal value of US$33,152,000. As a result of such sale, we received, in principal and accrued interest, of US$34,097,674.

Purchase of an interest in Alto Palermo by IRSA.

On October 15, 2010, IRSA reported that on such date, it finally executed the acquisition of Parque Arauco S.A.’s direct and indirect stake in Alto Palermo. The execution occurred after the settlement of US$126.0 million, of which US$6.0 million were paid by IRSA at the time the option was granted.

According to the option granted on January 13, 2010, the dividends corresponding to the fiscal year closed on June 30, 2010 were deducted from the acquisition price.

In this way, IRSA’s successful relationship developed with Parque Arauco S.A., a strategic partner of excellence has reached a satisfactory conclusion, envisioning a future where we might join forces again to face new challenges.

Finally, as from October 15, 2010, IRSA held a 94.89% stake in Alto Palermo, thus increasing its leadership position in the Shopping Center Business, while consolidating its growth strategy, for the benefit of its Shareholders.

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

On August 6, 2008, Agrology entered into a securities loan agreement with IFISA which granted 1,275,022 Global Depositary Shares, representing 10 common shares with a face value of Ps.1.0 per share of IRSA.

This loan does not imply the transfer of any voting or economic rights related to the GDRs which will be held by Agrology. With regards to the voting rights, the parties agreed that we will grant a power of attorney to IFISA with the respective voting instructions. With regards to dividends, IFISA will transfer the funds to Agrology.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. It will be effective for 30 days and may be renewed for up to a maximum of 360 days.

Later, IFISA returned 21,080 Global Depositary Shares to Agrology S.A., representing 10 common shares, with a face value of Ps.1.0 per share.

On July 30, 2009, Agrology S.A. made an offer to IFISA, which was accepted, to extend the agreed due date of the loan for 360 days, modifying the amount of GDRS of IRSA granted in loan from 1,275,022 to 1,253,942 million which are free of encumbrances and are freely available to Agrology S.A.

On July 25, 2010, Agrology made a new offer, which was also accepted by IFISA, to extend the agreed due date of the loan for an additional 360 days.

On September 8, 2010, Agrology S.A. entered into a new loan agreement with IFISA which granted 800,000 additional GDRs of IRSA, under the same terms and conditions as the previous loan.

IRSA increased its investment in Banco Hipotecario

In 1999, IRSA acquired 2.9% of Banco Hipotecario for Ps.30.2 million in connection with its privatization. Over the years, it has gradually increased its ownership interest in Banco Hipotecario. In fiscal year 2002, it increased our ownership interest to 5.7%. During 2003 and 2004, it increased its investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, it sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, one of its controlling shareholders, for Ps.6.0 million. In 2009, IRSA acquired additional shares of Banco Hipotecario for an aggregate purchase price of US$107.6 million, bringing its ownership interest to 21.34%. In fiscal year 2010, IRSA acquired additional shares of Banco Hipotecario for an aggregate purchase price of Ps.118.7 million, bringing its ownership interest in Banco Hipotecario to 28.03%. As of June 30, 2011, IRSA held a 29.77% equity interest in Banco Hipotecario and IRSA’s voting rights represented 46.46%.

Dolphin Fund

Since 1996, IRSA has invested in Dolphin Fund Plc, an open-ended investment fund which is related to our director Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income. The amounts relating to its net (loss) gain on holding Dolphin Fund Plc. for fiscal years 2011, 2010 and 2009, respectively, were a Ps.(4.2) million, a Ps.3.2 million gain, and a Ps.12.1 million loss, respectively.

Loan agreements with Banco Hipotecario

Related Companies

As of June 30, 2011 some of our related companies had loans from Banco Hipotecario for a total amount of approximately Ps. 30.4 million with an average interest rate of 11.5%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Members of the Senior Management

As of June 30, 2011 several members of the senior management of Banco Hipotecario had loans from Banco Hipotecario for a total amount of approximately Ps. 1.4 million with an average interest rate of 16%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

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

Cactus should have not more than 18,500 head of cattle within such 36-month term.

An appeal against the said decision was filed before the Municipality but such appeal was dismissed on April 7, 2009 by Executive Branch Decree No. 0662/09, thus confirming the decision of the Petty Offenses Court. According to the procedures followed by the administrative courts of the City of Villa Mercedes, Cactus should discontinue its activities and move its premises by April 7, 2012.

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

Llao Llao Resorts S.A.’s request was denied and on July 14, 2008, the court of appeals announced by means of a Executive Branch Decree dated June 18, 2008, that it had confirmed the settlement approved by the court of original jurisdiction. On March 17, 2009, the National Supreme Court admitted the appeal against the Executive Branch Decree and decided to suspend the enforcement of the judgment. On March 9, 2010, by means of an order dated February 28, 2010, the National Supreme Court announced the rejection of the extraordinary appeal.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps.10.2 million as of June 30, 2010, which as of the date of this annual report such payment was fulfilled.

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City Hall of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. The City Hall Executive Branch previously rejected this request under Executive Branch Decree No. 1437/2002 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms, taking account of the current situation and including reasonable short and medium term projections. The City Hall Executive Branch rejected this request in Executive Branch Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Executive Branch Decrees 1,437/2002 and 585/2003 issued by the City Hall Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City Hall of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

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

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos or AFIP filed a preliminary injunction with the Federal Court for Administrative Proceedings against Alto Palermo for an aggregate amount of Ps.37 million, plus an added amount, provisionally estimated, of Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center.

After IRSA sold the Edificio Costeros, dique II, on November 20, 2009 IRSA requested an opinion to the Antitrust Authority as to whether it was necessary to report the transaction.

After sold Reconquista 823/41 on April 27, 2009, IRSA asked the Antitrust Authority if it was necessary to notify the operation. On August 14, 2009, the Antitrust Authority informed IRSA that it was not necessary to report the sale. The Antitrust Authority advised that IRSA was in fact required to notify it. IRSA challenged this opinion in the local courts.

After the acquisition of Bouchard 557, IRSA asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised IRSA that IRSA was in fact required to notify it, and the competent court ratified such decision. Consequently, on April 22, 2008, the notice of the operation was filed with the Antitrust Authority. On June 10, 2009, the Antitrust Authority authorized the acquisition of Bouchard 557.

After IRSA sold the 29.85% interest in Bouchard 557, to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial, IRSA asked the Antitrust Authority whether it was necessary to notify the transaction. On July 4, 2008, the Antitrust Authority informed IRSA that it was not necessary to report this sale.

IRSA filed a new request for the Antitrust Authority’s opinion regarding IRSA’s acquisition of Bank Boston Tower on August 30, 2007. The Antitrust Authority advised IRSA that IRSA was in fact required to report the transaction and the competent court ratified such decision. On November 15, 2011, the transaction was filed with the Antitrust Authority.

On May 6, 2008, IRSA filed with the Antitrust Authority a request for its opinion as to the need to notify the Antitrust Authority the acquisition of Edificio República. The Antitrust Authority advised IRSA that IRSA was in fact required to report the transaction and the competent court ratified such decision. On November 3, 2010 the Antitrust Authority authorized the acquisition of Edificio Republica. On January 15, 2007 IRSA was notified of two claims filed before the Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 IRSA responded the claims. On June 26, 2007, the Antitrust Authority notified IRSA that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this annual report the result of this proceeding has not been determined.

On January 22, 2008, Alto Palermo requested the Antitrust Authority’s clearance for the transfer of the Soleil Factory shopping center. On April 12, 2011, the Antitrust Authority authorized the transaction.

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

On November 19, 2010 IRSA was notified of the claim "CUATRO PAMPEANOS S.A. c/ EXPORTACIONES AGROINDUSTRIALES ARGENTINAS S.A. s/ DAÑOS Y PERJUICIOS" handled before the “Juzgado de 1º instancia en lo Civil, Comercial, laboral y de Minería Nº 1, Secret. Única”, located in Santa Rosa, La Pampa. The plaintiff claims damages resulting from alleged fraud caused by a partner of the plaintiff acting in collusion with an employee of EAASA. The claim is for up to Ps. 1.3 million. IRSA answered the claim in a timely manner.

On August 23, 2011, Alto Palermo notified the Antitrust Authority the direct and indirect acquisition of shares of Nuevo Puerto Santa Fe S.A.; the transaction involved the direct acquisition of 33.33% of Nuevo Puerto Santa Fe S.A., and 16.66% through our controlled vehicle Torodur S.A. As of the date of this Annual Report the transaction is being analyzed by the Antitrust Authority.

 For more information see Item 4 “Regulation and Government Supervision of our Real Estate Business” and Item 3 d. “Risk Factors- Risk related to IRSA’s Business- IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

Dividends and dividend policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from net and realized earnings of the company pursuant to annual audited financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

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

The following table shows the dividend payout ratio and the amount of dividends paid on each fully paid common share for the mentioned years. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates and refers to our unconsolidated dividends. See “Exchange Controls”.

Year	Total Dividend	Dividend per Common Share(1)
	(millions of Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026
2008	20.0	0.040
2009	60.0	0.121
2010	-	-
2011 (2)	69.0	0.139
2011 (3)	63.8	0.128

(1)     Corresponds to per share payments. To calculate the dividend paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date. See “Exchange Controls”.

(2)     Corresponds to dividend paid on January 7, 2011.

(3)     Corresponds to dividend paid on November 21,2011.

The shareholders’ meeting dated December 9, 2010 approved the distribution of Ps.69,000,000 as interim dividends for the fiscal year ended June 30, 2011.

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

On November 13, 2009, the Board of Directors resolved to start the process of ratable attribution and allocation among the our shareholders, of 25,000,000 (twenty-five million) treasury shares of $1 par value each and entitled to one vote per share, issued by us and purchased by us, too, in the midst of the disruptions faced by the domestic and international markets during fiscal year 2008-2009.

On December 29, 2009, the we reported that as a result of the ratable attribution and allocation of treasury shares among our shareholders, the terms and conditions of the outstanding warrants were amended as set forth below:

Number of shares issuable per warrant:

•                     Before attribution: 0.33333333

•                     After attribution: 0.35100598

Price of shares issuable upon exercise of warrants:

•                     Before attribution: US$ 1.6800

•                     After attribution: US$ 1.5954

In addition, it also resolved to pay a cash dividend of Ps.60,000,000.- as from December 1, 2009, equivalent to an amount per share of approximately Ps. 0.12 and an amount per ADR of approximately Ps.1.21.

B. Significant Changes

Please see “Recent Developments” section.

Item 9. The offer and listing.

A.  Offer and Listing Details

The following summary provides information concerning our share capital and briefly describes all material provisions of our by-laws and the Argentine Corporation Law 19,550.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Buenos Aires Stock Exchange under the trading symbol “CRES” and on NASDAQ under the trading symbol “CRESY.” As of September 30, 2011 our outstanding capital stock consisted of 501,562,534 common shares, Ps.1.00 par value per share ; assuming full exercise of all outstanding warrants our capital stock would be increased to  563,915,285 common shares. As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding and (2) there are no outstanding convertible notes to acquire our shares.  Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non assessable. As of September30, 2011, there were approximately 1,752 holders of our common shares.

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

On December 29, 2009, we reported that due to the pro rata allotment of our shares among our shareholders, made on November 23, 2009, the terms and conditions of the outstanding warrants for our common shares, have been modified as follows:

Amount of shares to be issued per warrant:

•          Ratio previous to the allotment: 0.33333333;

•          Ratio after the allotment (current): 0.35100598.

Warrant exercise price per new share to be issued:

•          Price previous to the allotment: US$ 1.6800;

•          Current price after the allotment: US$1.5954.

The other terms and conditions of the warrants remain the same.

As of September 30, 2011, 2,359,862 warrants had been exercised, which resulted in, 787,762 shares of common stock being issued. As of September 30, 2011, there were 177,640,138 warrants outstanding.

Price history of our stock on the Buenos Aires Stock Exchange and NASDAQ

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “CRES.” Since March 1997, our ADSs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2006 through December 2011. The table also shows the high and low daily closing prices of our ADSs in U.S. dollars and the quarterly trading volume of our ADSs on the NASDAQ for the first quarter of 2006 through December 2011. Each ADS represents ten common shares.

	Buenos Aires Stock Exchange			NASDAQ
	Share Volume	Price Per Share (Ps.)		ADS Volume	US$ per ADS
		High	Low		High	Low
Fiscal Year 2006
1st Quarter	3,968,113	4.03	3.19	5,448,497	13.97	11.10
2nd Quarter	4,915,037	3.93	3.10	5,316,532	13.71	10.12
3rd Quarter	4,582,691	4.38	3.22	8,431,362	14.44	10.42
4th Quarter	4,003,720	5.73	3.73	17,830,919	19.45	12.10
Annual	17,469,361	5.73	3.10	37,027,310	19.45	10.12
Fiscal Year 2007
1st Quarter	1,812,774	4.68	3.90	5,288,618	15.43	12.42
2nd Quarter	1,793,537	5.30	4.35	9,816,001	17.53	14.23
3rd Quarter	3,439,865	6.73	5.06	9,712,198	22.08	16.58
4th Quarter	13,792,055	7.37	6.12	7,522,056	24.28	19.81
Annual	20,838,231	7.37	3.90	32,338,873	24.28	12.42
Fiscal Year 2008
1st Quarter	3,129,519	6.87	5.43	8,713,926	21.71	16.25
2nd Quarter	4,255,009	7.45	5.43	8,618,274	23.76	17.14
3rd Quarter	11,565,947	5.84	4.53	12,236,895	18.84	13.99
4th Quarter	8,008,908	5.43	4.71	11,790,596	16.98	14.48
Annual	26,959,383	7.45	4.53	41,359,691	23.76	13.99
Fiscal Year 2009
1st Quarter	3,832,884	4.66	3.25	9,269,938	14.8	10.50
2nd Quarter	4,532,498	3.41	1.73	16,198,697	10.69	4.67
3rd Quarter	1,378,325	3.25	2.40	8,122,339	9.11	6.38
4th Quarter	3,117,046	4.30	2.68	8,690,362	11.03	7.16
Annual	12,890,753	4.66	1.73	42,281,336	14.80	4.67
Fiscal Year 2010
1st Quarter	2,369,556	5.12	3.41	6,259,694	13.49	8.82
2nd Quarter	1,481,509	5.54	4.65	5,371,047	14.80	12.02
3rd Quarter	3,059,016	6.00	4.42	6,839,050	15.89	11.17
4th Quarter	1,621,468	5.64	4.44	3,741,122	14.50	11.28
Annual	8,531,549	6.00	3.41	22,210,913	15.89	8.82
Fiscal Year 2011
1st Quarter	2,851,146	6.55	4.85	4.731.907	16.58	12.19
2nd Quarter	3,070,201	7.87	6.85	8.922.026	19.93	16.47
3rd Quarter	1,534,934	7.90	7.00	5.729.814	19.17	16.83
4th Quarter	827,430	7.69	6.45	4.243.179	18.28	14.68
Annual	8,283,711	7.90	4.85	23,626,926	19.93	12.19

June 2011	414,573	7.34	6.45	1,489,878	16.90	14.68
July 2011	172,746	7.03	6.45	1,078,322	16.68	15.19
August 2011	440,162	6.50	5.80	1,997,159	15.30	13.50
September 2011	199,727	6.40	5.30	1,961,918	14.35	10.82
October 2011	241,135	5.95	4.68	1,870,824	12.32	10.27
November 2011	187,948	5.75	5.00	1,725,339	12.21	10.68
As of December 6, 2011	26,136	5.35	5.15	430,698	11.54	11.00

Source: Bloomberg

B.  Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

Comisión Nacional de Valores

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and of investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information”, and “transparency”, have issued Executive Branch Decree No. 677/2001. This Executive Branch Decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

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

Securities Exchanges in Argentina

There are 12 securities exchanges in Argentina. The principal exchange for the Argentine securities market is the Buenos Aires Stock Exchange, which handles approximately 99% of all equity trading in the country.

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

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of June 30,
	2010	2011
Market capitalization (Ps.billion)	1,607.88	1,593.19
Average daily trading volume (Ps.million)	45.59	52.83
Number of listed companies	105	106

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2011, approximately 106 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2011, approximately 8.44% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 34% increase in 2006, a 2.93% increase in 2007, a 0.59% increase in 2008, a 102.98 % increase in 2009, a 47.77 % increase in 2010 and a 4.62% decrease in the first six months of 2011. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

B.  Memorandum and Articles of Association

Our Corporate Purpose

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria. We were incorporated under the laws of Argentina on December 31, 1936 as a sociedad anónima (Stock Corporation) and were registered with Public Registry of Commerce on February 19, 1937 under number 26, on page 2, book 45 of National by-laws Volume. Pursuant to our by-laws, our term of duration expires on June 6, 2082.

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

Limited Liability

Shareholders’ liability for losses is limited to their equity interes in us. Notwithstanding the foregoing, under the Argentine Corporation Law No. 19,550, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s by-laws (or regulation, if any) my be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. In addition, a shareholder who votes on a business transaction in which the shareholder’s interest conflicts with that of the company may be liable for damages under the Argentine companies’ law, but only if the transaction would not have been validly approved without such shareholder’s vote.

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the public registry of commerce referred to as the Registro Publico de Comercio, and published in the Boletín Oficial. Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceed 50% of capital. At September 30, 2011 our share capital consisted of 501,562,534 common shares.

Our bylaws provide that preferred stock may be issued when authorized by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria) and in accordance with applicable regulations. Such preferred stock may have a fixed cumulative dividend, with or without additional participation in our profits, resolved by the shareholders’ meetings. We currently do not have outstanding preferred stock.

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

Additionally, the Argentine Companies Law permits shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria) to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of we require such action and, additionally, under the following specific conditions:

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

The holders of preferred stock may not be entitled to voting rights. However, in the event that no dividends are paid to such holders for their preferred stock, the holders of preferred stock are entitled to voting rights. Holders of preferred stock are also entitled to vote on certain special matters, such as a transformation of the corporate type, early dissolution, change to a foreign domicile, fundamental change in the corporate purposes, total or partial replacement of capital losses, mergers in which our company is not the surviving entity, and spin-offs. The same exemption will apply in the event the preferred stock is traded on any stock exchange and such trading is suspended or canceled.

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

Executive Branch Decree No. 677/2001 establishes that a person or entity wishing to acquire a “significant holding” (“participaciones significativas”) shall be required to launch a mandatory tender offer.

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

Amendment to the by-laws.

On the shareholders’ meeting held on October 10, 2007, our shareholders decided to amend the following sections of the by-laws: (i) Section Thirteen in order to adapt the performance bonds granted by directors to current rules and regulations, and (ii) Section Sixteen in order to incorporate the possibility of holding remote board meetings pursuant the provisions of section 65 of Executive Branch Decree 677/01.

C.  Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the Related Party Transactions, the Recent Developments and Our Indebtedness sections.

D. Exchange controls

Foreign Currency Regulation

All transactions involving the purchase of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Central Bank supervises the purchase and sale of foreign currency. Under Executive Branch Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 3471, as amended, the Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

Outflow and Inflow of Capital

Inflow of capital.Under Argentine Foreign Investment Law No. 21,382, as amended, and the wording restated under Executive Branch Decree No. 1853/1993, the purchase of stock of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine “foreign capital” company (as defined under the Foreign Investment Law) represents a foreign investment.

Under Executive Branch Decree No. 616/2005, as amended, the Argentine government imposed certain restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, including that inflowing new indebtedness and debt renewals by persons domiciled abroad must be agreed and cancelled within periods not shorter than 365 calendar days, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to (i) foreign trade financing, or (ii) primary public offering of equity or debt instruments issued under the public offering procedure and listed on self-regulated markets.

A registered, non-transferable and non-interest bearing deposit must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from (i) foreign debt (excluding foreign trade); and (ii) purchase of interests in Argentine companies that are not listed on self-regulated markets, except for direct investments and other transactions that may result in the inflow of foreign currency, or in indebtedness of a resident towards a nonresident. However, primary debt offerings by means of public offerings which are listed on a self-regulated market are exempted from such requirements.

Communication “A” 4901, dated February 5, 2009, exempts from the obligation to keep such mandatory deposit in the case of inflows into the exchange market made by nonresidents, when the Pesos resulting from the settlement of the foreign currency are applied within the following ten business days to any of the purposes set forth by the classification of current transactions in international accounts, namely: a) discharge of advance payments or liabilities for income and personal asset taxes payable by individuals who are regarded as residents from a tax standpoint; b) payment by nonresidents of contributions to the social security system or payments to employee-owned or prepaid healthcare systems; c) payment of other taxes which, given their nature, are borne by nonresidents in their capacity as taxpayers, and always provided that such payment does not entitle the nonresident to claims vis-à-vis the tax authorities or third parties; and d) other rates and services supplied by residents. In addition, such exemption on mandatory deposits, subject to certain additional requirements, is also applicable to funds remitted from abroad by nonresident companies on behalf of employees from international corporate groups who are temporarily abroad, to local companies responsible for the settlement of taxes and for making the relevant payments.

Outflow of capital, including the availability of cash or cash equivalents.

Exchange Transactions Inquiry Program.

On October 28, 2011, the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, “AFIP”) established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the Central Bank to deal in foreign exchange must inquire and register through an IT system the total peso amount of each exchange transaction at the moment it is closed.

All foreign exchange sale transactions, whether involving foreign currency or banknotes, irrespective of their purpose or allocation, are subject to this inquiry and registration system, which determines whether transactions are “Validated” or “Inconsistent”.

In the case of sales of foreign exchange (foreign currency or banknotes) for the formation of off-shore assets by residents without the obligation of subsequently allocating it to specific purpose, entities authorized to deal in foreign exchange may only allow transactions through the MULC by those clients who have obtained the validation and who comply with the rest of the requirements set forth in the applicable foreign exchange regulations. The following are exempted from the Inquiry Program, among others: a) international agencies and institutions that act as official export credit agencies, diplomatic and consular offices, bilateral agencies established under International Treaties; and b) local governments.

Sales of foreign exchange other than for the formation of off-shore assets by residents without a specific purpose are also exempted from the Inquiry Program.

Other regulations applicable to outflow of capital

Purchase of foreign currency for the formation of off-shore assets for their subsequent allocation to specific purposes

•    Individuals and legal entities domiciled in Argentina are authorized to purchase foreign currency without any limitation for the purpose of making direct investments abroad involving the production of non-financial goods and services, always provided that certain conditions are met (Communication “A” 5236, item 4.1).

•    Individuals who are Argentine residents, legal entities organized in Argentina and trusts set up with contributions from the national public sector are authorized to purchase up to US$ 2,000,000 per month and to transfer those funds abroad (for the following purposes: real estate investments abroad, loans to nonresidents, contributions by residents of direct investments abroad, off-shore portfolio investments by individuals, other off-shore investments by residents, off-shore portfolio investments by legal entities, purchase of foreign banknotes to be held in Argentina and purchases of traveler checks, and donations) always provided that the following requirements (Communication 2A” 5236, item 4.1) are met:

A.  The entities authorized to deal in foreign exchange previously inquire and register the transaction through the Inquiry program and the transaction is “Validated”.

B.  The foreign currency purchased is not allocated to the purchase in the over-the-counter market of securities issued by residents or representing them, or issued by nonresidents and traded in Argentina. The previous consent is required when such allocation is effected by settling the purchase within twenty (20) business days following the date of access to the MULC.

C.  Annual purchases in excess of US$ 250,000:

A.  Individuals: the broker entity must verify that the funds applied to the amounts purchased do not exceed the sum of:

                i.      the assets reported as investments in local financial assets and cash holdings in local currency as reflected in the most recent personal asset return that has become due;

                ii.     the proceeds from the realization in Argentina, in local currency, of the actual recordable assets and foreign banknotes consistent with the tax return and income for the period;

                iii.    income accrued during the calendar year that has been subject to income tax withholdings,

                iv.     gains accrued during the year from financial assets not subject to income tax; and

                v.      inheritance amounts received during the year.

B.     Legal Entities: the broker entity must verify that the sum of the funds allocated to foreign currency purchases for these purposes does not exceed:

                i.       The amount of the accounting shareholders’ equity as of the closing of the last fiscal year previously ended,

                ii.      less investments made as of such date in off-shore assets, local deposits in foreign currency, interests in other local companies, distributions of profits and dividends approved before the balance sheet’s closing date,

                iii.     plus income accrued after the fiscal year’s closing date and sales in the local market of foreign banknotes.

Purchase of foreign currency for the formation of off-shore assets for subsequent allocation to specific purposes

1.        The US$ 2,000,000 monthly limit for making transfers abroad may also be exceeded to the extent that:

A.    The proceeds and income derived therefrom are allocated within thirty (30) calendar days as from the date of access to the MULC to the payment of:

a.       principal and interest payments of foreign financial indebtedness;

b.       debts for Argentine imports of goods;

c.       profits and dividends;

d.       Argentine direct investments abroad.

B.     The maximum amount of off-shore assets that may be held is as follows:

a.       imports of goods: no limit;

b.       repayment of financial indebtedness: principal and interest payments to be made abroad that fall due over the next 365 days;

c.       profits and dividends: the higher of

•          the amount paid under this item to nonresidents and ADRs during the previous year, or

•          the cumulative outstanding amount of income recorded in fiscal years for which audited closed annual or quarterly financial statements are available, that should be allocated to payments to nonresidents and ADRs.

d.       Argentine direct investments abroad: the U.S. dollar equivalent to 30% of the Shareholders’ Equity after deducting the book value of equity interests in Argentine and foreign companies and other off-shore portfolio investments, as reflected in the most recent annual financial statements.

C.     The funds used for accessing the exchange market for forming off-shore assets to be allocated to the payment of profits and dividends and direct investments abroad must not have as funding sources foreign financial indebtedness.

2.        Sales of foreign exchange to nonresidents (tourism and travel) are subject to the Central Bank’s previous consent, unless the following conditions are met:

A.    evidence is given that a smaller amount of foreign currency than the one intended to be purchased previously entered through the MULC during the nonresident’s period of stay in Argentina;

B.     the original foreign exchange certificate through which the foreign currency entered is produced;

C.     an equivalent to US$ 5,000 per client and per period of stay in Argentina is not exceeded.

                               Payment of principal for foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Central Bank and which have restructured their debt with foreign creditors (Executive Branch Decree No. 739/2003 and Communication “A” 3940 of the Central Bank).

Payment of profits and dividends abroad

As of January 8, 2003, Argentine companies may transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank (Communication “A” 3859, Item 3 d.).

Direct Investment Reporting System

Direct Investments made in Argentina by nonresidents

Under Communication “A” 4237, the Central Bank established a reporting system in connection with direct investments and real estate investments made by nonresidents in Argentina and by residents abroad.

Nonresidents must comply with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds US$ 500,000 million. If no such amount is reached, the reporting system is optional.

Direct investments made outside Argentina by Argentine residents

Argentine residents are required to meet the reporting system set forth in Communication “A” 4237 every year if the value of their investments abroad reaches or exceeds US$1.0 million, and every semester if it reaches or exceeds US$ 5.0 million. If the value of such investments abroad does not reach US$1.0 million, compliance with the reporting system is optional.

Foreign indebtedness and portfolio investments

The following sets out some of the current regulations imposed by the Central Bank with respect to registration, disbursement, payment of principal and interest and prepayments, among other measures:

•          Reporting system.  The Central Bank must be informed by a debtor of any foreign indebtedness it incurs and must validate it in accordance with Communication “A” 3602 in order to enable such debtor to purchase foreign currency in the local foreign exchange market for the purpose of making the principal and interest payments under such foreign indebtedness.

•          Disbursements.  Proceeds received from foreign indebtedness must be settled in the Argentine foreign exchange market within 365 days of the date of disbursement of the funds. The free disposition of these funds is currently subject to certain restrictions pursuant to Executive Branch Decree No. 616/2005.

•          Interest Payments.  Foreign currency necessary to pay interest on foreign indebtedness can be purchased:

•          a. up to 15 days in advance of the relevant payment date;

•          b. to pay interest accrued within the current interest period; or

•          c. to pay interest accrued during the period between the date of disbursement of the funds and the date of settlement of the foreign currency in the MULC; provided that the amount of foreign currency so purchased through the MULC is equal to the amount resulting from the difference between the interest accrued on the relevant foreign indebtedness and the earnings derived from the placement of the funds abroad, proof of which must be presented to the Central Bank by the debtor.

•          Principal Repayments.  Foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

•          a. within 30 calendar days prior to the stated maturity of the applicable obligation; provided  that the funds disbursed under such obligation have remained in Argentina for at least 365 days; or

•          b. with the anticipation required from an operating standpoint in order to pay to the creditor at maturity, in case of principal installments the payment of which depends on the satisfaction of specific conditions expressly contemplated in foreign refinancing agreements executed and implemented with foreign creditors as from February 11, 2002, the date the MULC became effective.

•          Principal Prepayments. The foreign currency required to prepay principal on foreign indebtedness may be acquired to make partial or full payments more than 30 days prior to the stated maturity of the relevant obligation, provided that (x) the funds disbursed under the debt facility have remained in Argentina for at least 365 days; (y) the amount in foreign currency to be prepaid does not exceed the current value of the portion of the debt being prepaid or the prepayment shall be fully offset with new external financing, the present value of which shall not exceed the value of the debt being prepaid and (z) if the prepayment is made as part of a restructuring process with foreign creditors, the terms and conditions of the new financing and the corresponding prepayment must not result in an increase in the present value of the debt being refinanced.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of Executive Branch Decree 616/2005, Resolution No. 365/2005 of the Ministry of Economy and Production and Criminal Exchange Law No. 19,359, as well as the relevant regulations and supplementary provisions. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Central Bank (http://www.bcra.gob.ar).

Money Laundering

Argentine Law No. 25,246, as amended, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means, provided that the aggregate value of the assets involved exceeded in the aggregate (through one or more related transactions) $50,000.

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

On May 8, 2005, the CNV enacted Resolution No. 554 which establishes that broker-dealers and other intermediaries that are subject to its supervision can only take part in securities transactions if they are ordered or executed by parties that are registered or domiciled in jurisdictions that are not included in the list of tax heavens included in Executive Branch Decree No 1344/98. Furthermore, the Resolution provides that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, are allowed only if such agency has signed a memorandum of mutual understanding with the CNV. Regarding the listed companies under the supervision of the CNV, the Resolution No. 554 states that they shall identify any entity or individual (whether or not a shareholder at that time), that makes a capital contribution or a significant loan, and comply with the same obligations established in the previous paragraph for the brokers-dealers and other intermediaries.

In connection with Resolution No. 554, the Central Bank issued Comunicación “A” 4940, as amended, which rules that non-residents of Argentina must obtain the prior approval of the Central Bank in order to purchase foreign currency in the exchange market to repatriate investments when the beneficiary of such repatriation is an individual or an entity registered or domiciled in a jurisdiction listed as a tax heaven in Executive Branch Decree No 1344/98.

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

As used herein, the term “U.S. Holder” means a beneficial owner of common shares or ADSs that is for United States federal income tax purposes:

•          an individual citizen or resident of the United States;

•          a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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

Distributions on Common Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gross amount of distributions on our common shares or ADSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of common shares, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

Subject to certain significant conditions and limitations, Argentine tax withheld from dividends, if any, may be treated as foreign income tax eligible for credit or deduction against your United States federal income tax liability. For purposes of the foreign tax credit, dividends paid on the common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you have held ADSs or common shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ADSs or common shares. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company Rules

Based on the current composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2011, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of such common shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the common shares or ADSs will be treated as excess distributions. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over your holding period for the common shares or ADSs, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs are listed on the NASDAQ, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the common shares are listed on the NASDAQ. The common shares are listed on the Buenos Aires Stock Exchange. Consequently, the Buenos Aires Stock Exchange would also need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or common shares would also need to be regularly traded on such exchanges in order for the ADSs or common shares to be potentially eligible for the mark-to-market election.

If we are a PFIC in any taxable year in which you hold our common shares or ADSs, but you do not make a mark-to-market election until a subsequent taxable year, you will be subject to special rules in the taxable year of the election. You should consult your own tax advisors regarding the application of the mark-to-market election in your particular situation.

If you make an effective mark-to-market election, you will include in income each year that we are a PFIC as ordinary income, rather than capital gain, the excess, if any, of the fair market value of your common shares or ADSs at the end of the taxable year over your adjusted tax basis in the common shares or ADSs and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of such common shares or ADSs over their fair market value at the end of each such taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the common shares or ADSs will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Under proposed Treasury regulations, mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your own tax advisor about the availability of making such a mark-to-market election.

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

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions on common shares or ADSs and to the proceeds of sale of a common share or ADS paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

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

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2010. There can be no assurance that in the future this tax will be absorbed by us.

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

Pursuant to Argentine Regulatory Executive Branch Decree 380/2001, as amended, 34% of the tax paid on credits levied at the 0.6% rate and 17% of the tax paid on transactions levied at the 1.2% rate can be used, to its exhaustion, as a credit against income tax, tax on minimum notional income and/or the special contribution on cooperative capital.

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

As of June 30, 2011 we had current investments of Ps. 575 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

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

	As of June 30, 2011 Expected contractual maturity date
	Less than a year (13)	1-2 years	2-3 years	3-4 years	More than 4 years	Total
	(Ps. million equivalent) (1)(2)
Fixed rate debt :
Principal payment (3)	56.1	18.3	—	—	—	74.5
Principal payment (4)	36.5	107.4	—	—	—	143.9
Principal payment (5)	28.9	12.1	—	—	—	41.0
Principal payment (6)	151.4	—	—	—	—	151.4
Floating rate debt:
Principal Payment (7)	36.7	—	—	—	—	36.7
Principal Payment (8)	36.6	71.3	—	—	—	107.8
Principal Payment (9)	0.0	8.5	—	—	—	8.6
Bank Loans (10)	285.5	—	—	—	—	285.5
Bank Loans (11)	177.4	51.0	—	—	—	228.4
Bank Loans (12)	8.0	—	—	40.4	64.9	113.3

(1)     Dollar-denominated loans were converted to Pesos at an exchange rate of Ps.4.11 per U.S. Dollar.

(2)     Real-denominated loans were converted to Pesos at an exchange rate of Ps. 2,51 per Brazilian Real.
(3)     Corresponds to the Cresud note Class IV, denominated in U.S. Dollars.
(4)     Corresponds to the Cresud note Class VI, denominated in U.S. Dollars.
(5)     Real denominated loan for property purchase.
(6)     Peso-denominated debt for property purchase
(7)     Corresponds to the Cresud note Class III, denominated in Argentine Pesos.
(8)     Corresponds to the Cresud note Class V, denominated in Argentine Pesos.
(9)     Corresponds to the Cresud note Class VII, denominated in Argentine Pesos.
(10)  Peso-denominated bank loan.

(11)  Dollar-denominated bank loan.

(12)  Real-denominated bank loan.

(13)  Includes accrued interest.

Sensitivity to Exchange Rates and Interest Rates

We estimate, based on the composition of our balance sheet as of June 30, 2011, that every variation in the exchange rate of Ps.0.10 against the U.S. dollars, plus or minus, would result in a variation of approximately Ps. 49.5 million of our consolidated financial indebtedness.

We estimate, based on the composition of our balance sheet as of June 30, 2011, that every variation in the interest rate of 100 basis points, plus or minus, to our current floating-rate consolidated debt denominated in Pesos would result in a variation of approximately Ps. 42.8 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness, on the other hand, every variation in the interest rate of 100 basis points, plus or minus, to our current floating-rate consolidated debt denominated in Dollars would result in a variation of approximately US$ 5.6 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness.

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

Futures and Options

As of June 30, 2011 we had arranged futures and options on the Futures Market and SWAP operations as follows:

Crops/SWAP	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at year-end at fair value
Futures
Purchase
Rice	720	-	-	-	125

Sell
Corn	1,000	32	-	-	92
Soybean	10,800	601	-	-	129

Options
Sell Put
Corn	27,940	-	(723)	(672)	51

Purchase Put
Corn	29,591	-	2,303	2,919	616

Swap
Interest rate	-	-	-	-	(a) 1,867
Total	70,051	633	1,580	2,247	2,880

(a)Corresponds to: an interest rate swap for a notional amount of Ps. 106.9 million structured as follows: (i) Ps. 30 million entered into with Standard Bank due on December 10, 2012 whereby we agreed to pay a fixed rate of 14% and the counterparty the Badlar variable rate; (ii) Ps. 20 million entered into with Standard Bank due on December 10, 2012 whereby we agreed to pay a fixed rate of 14.1% and the counterparty the Badlar variable rate; (iii) Ps. 30 million entered into with Banco Santander Río due on December 10, 2012 whereby we agree to pay a fixed rate of 14.25% and the counterparty the Badlar variable rate and (iv) Ps. 26.9 million entered into with Banco Itaú due on December 10, 2012 whereby we agreed to pay a fixed rate of 14.45% and the counterparty the Badlar variable rate.

The deposits/costs on open futures and options as of June 30, 2011, were Ps.0.6 million, and futures generated an unrealized profit of Ps.0.3 million. The premiums paid/collected for open options as of June 30, 2011, were Ps.1.6 million; the market value of such options was of Ps. 2.2 million. The options resulted in an unrealized profit of Ps.0.7 million. The total unrealized profit on open futures, swaps and options was Ps.2.9 million as of June 30, 2011.

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

As of June 30, 2011, the balance of brokerage transactions carried out under secured agreements that were pending delivery within the agreed contractual terms, amounted to Ps.20,469.

As of June 30, 2011, there are no unfulfilled contracts in which futures and Opciones.Com SA has been claimed in its capacity as guarantor.

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

As of June 30, 2011 we had current investments of Ps.210.2 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

We are also exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations.

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

	As of June 30, 2011
	Expected contractual maturity date
	Less than a year	1-2 years	2-3 years	3-4 years	More than 4 years	Total	Market Value (10)
	(US$ million equivalent) (1) (9)
Fixed rate debt (US$):
Principal payment and accrued interest (2)	5.24	—	—	—	—	150	155.62
Average interest rate	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%
Principal payment and accrued interest (3)	7.71	—	—	—	—	150	176.84
Average interest rate	11.5%	11.5%	11.5%	11.5%	11.5%	11.5%
Principal payment and accrued interest (4)	14.12	—	—	—	—	—	14.12
Average interest rate	12%	12%	12%	12%	12%	12%
Principal payment and accrued interest (5)	1.43	—	—	—	31.76	—
Average interest rate	10%	10%	10%	10%	10%	—
Principal payment and accrued interest (6)	1.3	—	—	—	—	120	117.75
Average interest rate	7.88%	7.88%	7.88%	7.88%	7.88%	7.88%
Floating rate debt (Pesos):
Principal payment (7)	108.38	—	—	—	—	—	108.38
Average interest rate	—	—	—	—	—	—
Principal payment (7)	13.46	—	—	—	—	—	13.46
Average interest rate	—	—	—	—	—	—
Principal payment (8)	10.08	—	—	—	—	—	10.08
Average interest rate	11.00%	—	—	—	—	—

(1)     Peso-denominated loans were converted to Dollars at an exchange rate of Ps.4.11 per U.S. Dollar.
(2)     Corresponds to the IRSA note due 2017.
(3)     Corresponds to the IRSA note due 2017.
(4)     Dollar-denominated bank loan.
(5)     Corresponds to APSA convertible notes.
(6)     Corresponds to the series I note due 2017. Debt issuance cost not included.
(7)     Corresponds to short term bank loans.
(8)     Corresponds to the series II note due 2012.
(9)     Seller financing not included.
(10)  Includes accrued interest.

Sensitivity to Exchange Rates and Interest rates

We are also exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations.

As of the date of this annual report, we have short term floating rate debt and an upward shift of 100 Bps in the general interest rate level would imply an increase of US$1.1 in our interest expense. In addition, an upward shift of 100 Bps in the general interest rate level would imply an increase of US$0.1 in Alto Palermo’s interest expense from short term floating debt and an increase of US$0.15 in Alto Palermo’s interest expense from its floating rate note.

On the other hand, our outstanding fixed rate indebtedness is represented mainly by our notes due 2017 and 2020 which accrues interest at a fixed rate of 8.5% per year and 11.5% per year, respectively. As of June 30, 2011, the fair market value in Pesos equivalent of the 2017 notes was Ps.639.6 million and fair market value in Pesos equivalent of the 2020 notes was Ps. 726.8 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 3.9% in 2017 notes fair market value and a decrese of 5.1% in 2020 notes fair market value.

In addition, Alto Palermo’s Series I fair market value tends to drop 4.2% and Series II 0.5% per 100 Bps of increase in interest rate levels.

A change of 1% in Ps. / US$ exchange rate would imply a Ps.12.3 million change in the Peso equivalent of our debt face value and increases our interest expenses in Ps.1.2 million annually. In addition, a change of 1% in Ps. / US$ exchange rate would imply a ps.4.9 million change in the Peso equivalent of Alto Palermo’s debt face value and increases their interest expenses in ps.0.4 million annually.year. As of June 30, 2010, the fair market value in Pesos equivalent of these notes was Ps.571.8 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 4.4% in its fair market value. In addition, Alto Palermo’s Series I fair market value tends to drop 4.7% and Series II 0.7% per 100 Bps of increase in interest rate levels.

Besides, a change of 1% in Ps. / US$ exchange rate would imply a Ps.5.9 million change in the Peso equivalent of our debt face value and would increase our interest expenses in Ps.0.5 million annually. In addition, a change of 1% in Ps. / US$ exchange rate would imply a Ps.4.7 million change in the Peso equivalent of Alto Palermo’s debt face value and would increase its interest expense in Ps.0.4 million annually.

We are also exposed to changes in interest rates as a result of Tarshop´s retained interests in securitized credit receivables, whose fair value depends, among other factors, on the TDFs interest rate. Under securitization programs, TDFs pay the variable interest rate published by the Argentine Central Bank, known as “BADLAR”, plus a fixed rate spread. This spread level is set according to the general market conditions at the time of issuance.

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

A. Debt Secuirities

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2011 for an amount of US$340,750.

The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the receipts or deposited securities or distribution, whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as from time to time be in effect for the registration of transfers of shares generally on our share register and applicable to transfers of shares to the name of the Depository or its nominee or the custodian or its nominee on the making of deposits or withdrawals, (3) such cable, telex and fax transmission expense, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency, (5) a fee of not in excess of US$5.00, per 100 ADS (or portion) for the execution and delivery of receipts under certain sections of the depositary agreement, (6) a fee not in excess of US$0.20 per ADS (or portion) for any cash distribution.

Part II

Item 13.  Defaults, dividend arrearages and delinquencies

This section is not applicable.

Item 14.  Material modifications to the rights of security holders and use of proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15.  Controls and procedures

A. Disclosure, Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2011. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2011.

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

Management assessed the effectiveness of the our internal control over financial reporting as of June 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2011, our internal control over the financial reporting was effective. However, the management has excluded Brasilagro and Cactus from its assessment of internal control over financial reporting as of June 30, 2011 because those were acquired by us in purchases business combinations during the fiscal year 2011. Brasilagro and Cactus are subsidiaries whose total assets and total revenues represent 22.6% and 6.0%, respectively, of our consolidated financial statement amounts as of and for the year ended June 30, 2011.

C. Attestation Report of the Registered Public Accounting Firm.

Our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina -member firm of PricewaterhouseCoopers-, has issued an attestation report on the effectiveness of the our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

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

Our board of directors established an audit committee which would assist the Board in exercising its duty of care on disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with laws, independence and capacity of independent auditors and performance of our internal audit duties both by our internal and our external auditors.

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

C.  Principal Accountant Fees and Services

Audit Fees

During fiscal years ended June 30, 2011 and 2010, we were billed a total amount of Ps. 5.62 million and Ps. 6.03 million respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2011, we were not billed for Audit-related fees for professional services rendered by our principal accountants for other services related to the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements. And during the fiscal year ended June 30, 2010 we were billed a total amount of Ps.0.01 million for professional services rendered by our principal accountants for other services related to the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Tax Fees

During the fiscal year ended June 30, 2011 we were billed a total amount of Ps.0.02 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning. And during the fiscal year ended June 30, 2010, we were not billed for other fees for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal year ended June 30, 2011 and 2010, we were billed a total amount of Ps.1.0 million and Ps. 0.34 million, respectively, for other fees for professional services rendered by our principal accountants including fees mainly related to special assignments and courses.

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

E. Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

On August 26, 2008, our Board of Directors decided to establish the terms of the share repurchase plan under the provisions of Section 68 of Law 17,811 (added by Executive Branch Decree number 677/2001) and the Rules of the Comisión Nacional de Valores, in order to help reduce the decline and fluctuations of quotation prices and strengthen its shares in the market. There have been signs of distortion in the price of shares when considering our financial strength based on the quality of its assets, including the lands of great productive value and appreciation potential, and the productive business developed by us in Argentina and other Latin American countries.

During fiscal year 2009, purchases of own shares amounted to 30,000,000 common shares, for which we paid US$ 21.0 million and Ps.1.7 million, thus fulfilling the terms and conditions of the share repurchase plan. As a result, by the end of Fiscal Year 2009 our investment in our own shares amounted to 5.98% of total capital stock.

Period	Total Number of Shares Purchased	Average Price Paid per Share (Ps.)	Total Number of Shares Purchased as Part of the Publicly Announced Plan	Maximum Number of Shares that may be yet in Purchased under the plan
08/29/08 – 08/31/08	31,000	3.38	31,000	9,969,000
09/01/08 – 09/30/08	2,122,886	3.36	2,153,886	7,846,114
10/01/08 – 10/31/08	9,650,493	2.03	11,804,379	18,195,621
11/01/08 – 11/30/08	5,756,140	2.02	17,560,519	12,439,481
12/01/08 – 12/31/08	4,382,783	2.63	21,943,302	8,056,698
01/01/09 – 01/31/09	2,047,461	2.94	23,990,763	6,009,237
02/01/09 – 02/28/09	2,173,860	2.70	26,164,623	3,835,377
03/01/09 – 03/31/09	563,692	2.61	26,728,315	3,271,685
04/01/09 – 04/30/09	428,052	2.91	27,156,367	2,843,633
05/01/09 – 05/31/09	2,843,633	3.45	30,000,000	-
Total	30,000,000

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

As a result, as of June 30, 2011 our investment in own shares amounted to 1.0% of our total capital stock.

F. Change in Registrant’s Certifying Accountant

This section is not applicable.

G. Corporate Governance.

Compliance with NASDAQ listing standards on corporate governance

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporation Law No. 19,550, Executive Branch Decree No. 677/2001 and the Standards of the Comisión Nacional de Valores, as well as by its corporate by-laws.

We have securities that are registered with the Securities and Exchange Commission and are listed on the NASDAQ, and are therefore subject to corporate governance requirements applicable to NASDAQ-listed non-US companies (a “NASDAQ-listed” company).

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

NASDAQ Standards for US companies	CRESUD’S CORPORATE PRACTICES
Rule 5605(c)(2) - Audit Committee Composition.

Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, hawse have a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, Although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC ruleson the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience. In addition, hawse have a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

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

Rule 5620(b) -- Solicitation of Proxies.

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

Rule 5630(s) -- Conflicts of Interest

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

Item 18.  Financial Statements

Reference is made to pages F-1 through F-256.

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

2.1                                          Indenture dated September 7, 2011, among us, as issuer, the Bank of New York Mellon, as trustee, co-registrar, principal paying agent and transfer agent, Banco Santander Rio, S.A., as registrar, paying agent, transfer agent and representative of the trustee in Argentina, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying and Transfer Agent, for the issuance of the U.S.$ 60,000,000, 7.50% Fourth Series, Class VIII Senior Notes Due 2014.

4.1*                                         Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.

4.2**                                       Agreement for the exchange of Corporate Service between we, IRSA and Alto Palermo, dated June 30, 2004.

4.3****                                  English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and Alto Palermo and us, dated August 23, 2007.

4.4*****                                English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5                                          Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and Alto Palermo, dated March 12, 2010.

8.1                                          List of Subsidiaries.

11.1***                                  Code of Ethics of we.

12.1                                        Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

12.2                                        Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

13.1                                        Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

13.2                                        Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer .

*Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548) filed with the SEC on March 3, 1997.

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

Date:        December 28, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in “Management’s Annual Report on Internal Control over Financial Reporting”, management has excluded Brasilagro and Cactus from its assessment of internal control over financial reporting as of June 30, 2011 because those entities were acquired by the Company in purchases business combinations during fiscal year 2011. Brasilagro and Cactus are subsidiaries whose total assets and total revenues represent 22.6% and 6.0%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2011.

PRICE WATERHOUSE & Co. S.R.L.

By    /s/ Norberto Fabián Montero      (Partner)

Norberto Fabián Montero

Buenos Aires, Argentina

December 28, 2011

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheets

as of June 30, 2011 and 2010

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

		2011		2010
ASSETS
Current Assets
Cash and banks (Notes 4.a) and 29.f	Ps.	193,949	Ps.	80,919
Investments (Notes 4.b), 7, and 29.f))		575,061		278,968
Trade accounts receivable, net (Notes 4.c), 7 and 29.f))		452,771		441,065
Other receivables (Notes 4.d), 7 and 29.f))		291,846		251,908
Inventories (Note 4.e))		751,961		400,521
		2,265,588		1,453,381
Non-Current Assets
Trade accounts receivables, net (Notes 4.c) and 7)		32,699		42,123
Other receivables (Notes 4.d), 7 and 29.f))		326,625		248,315
Inventories (Note 4.e))		357,607		204,218
Investments (Notes 4.b), 7 and 29.f))		2,078,901		1,900,070
Property and equipment, net (Note 29.a))		5,333,109		3,290,221
Intangible assets, net (Note 29.b))		79,945		88,585
		8,208,886		5,773,532
Negative goodwill, net (Note 4.f))		(741,056)		(389,025)
		7,467,830		5,384,507
Total assets	Ps.	9,733,418	Ps.	6,837,888

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.g), 7 and 29.f))	Ps.	473,229	Ps.	403,743
Short-term debt (Notes 4.h), 7 and 29.f))		1,316,232		1,059,736
Salaries and social security payable (Note 4.i))		82,877		61,484
Taxes payable (Note 4.j))		135,804		108,558
Advances from customers (Notes 4.k) and 7)		269,555		216,464
Other liabilities (Notes 4.l) and 7)		81,880		75,842
Provisions for lawsuits and contingencies (Note 29.c))		4,615		2,890
		2,364,192		1,928,717
Non-Current Liabilities
Trade accounts payable (Notes 4.g), 7 and 29.f))		12,145		23,368
Advances from customers (Notes 4.k) and 7)		94,244		90,393
Long-term debt (Notes 4.h), 7 and 29.f))		2,086,305		853,166
Salaries and social security payable (Note 4.i))		635		-
Taxes payable (Note 4.j))		579,336		273,963
Other liabilities (Notes 4.l) and 7)		21,624		65,372
Provision for lawsuits and contingencies (Note 29.c))		14,952		9,708
		2,809,241		1,315,970
Total liabilities		5,173,433		3,244,687
Minority interest		2,346,448		1,625,008
SHAREHOLDERS' EQUITY		2,213,537		1,968,193
Total liabilities and shareholders’ equity	Ps.	9,733,418	Ps.	6,837,888

The accompanying notes are an integral part of these Consolidated Financial Statements.

   Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

 Consolidated Statements of Income

for the years ended June 30, 2011, 2010 and 2009

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

		2011		2010		2009
Agricultural production income (Note 10)	Ps.	406,481	Ps.	217,721	Ps.	172,512
Cost of agricultural production (Notes 10 and 29.e))		(280,078)		(201,957)		(210,443)
Subtotal - Gross Income (loss) from agricultural production		126,403		15,764		(37,931)
Sales – crops, beef cattle, milk, and others (Note 10)	Ps.	480,347	Ps.	308,837	Ps.	237,424
Sales of farmland (Note 10)		84,507		18,557		1,959
Cost of sales – crops, beef cattle, milk and others (Notes 10 and 29.d))		(433,300)		(284,828)		(204,732)
Cost of farmland sales (Note 10 and 29.d))		(29,906)		(4,825)		(94)
Subtotal - Gross income from sales – Agricultural business		101,648		37,741		34,557
Sales of slaughtering and feed lot (Note 10)	Ps.	127,086	Ps.	-	Ps.	-
Cost of slaughtering and feed lot (Note 10)		(123,271)		-		-
Subtotal - Sales profit – Slaughtering and feed lot business		3,815		-		-
Sales and development of properties (Note 10)	Ps.	341,074	Ps.	225,567	Ps.	278,107
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 10)		1,100,813		1,111,673		737,173
Cost of sales and development of properties (Note 10 and 29.d))		(252,894)		(99,893)		(170,529)
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 10 and 29.d))		(366,845)		(402,631)		(265,394)
Subtotal - Gross income from sales – Real Estate business		822,148		834,716		579,357
Gross profit (loss) – Agricultural business		228,051		53,505		(3,374)
Gross profit - Slaughtering and Feed lot Business		3,815		-		-
Gross profit – Real Estate business		822,148		834,716		579,357
Total - Gross profit		1,054,014		888,221		575,983
Selling expenses (Notes 10 and 29.g))		(176,207)		(219,454)		(212,482)
Administrative expenses (Notes 10 and 29.g))		(256,016)		(239,678)		(134,664)
Gain from recognition of inventories at net realizable value (Note 10)		45,442		33,831		9,237
Unrealized gain (loss) on inventories (Notes 4.m) and 10)		55,188		86,580		(408)
Net gain (loss) from retained interest in securitized receivables of Tarjeta Shopping (Note 10)		4,707		37,470		(22,263)
Operating income		727,128		586,970		215,403
Amortization of negative goodwill		65,954		43,721		32,344
Financial results generated by assets		27,741		39,396		173,531
Financial results generated by liabilities		(396,733)		(240,738)		(128,875)
Total financial results, net (Note 4.o))		(368,992)		(201,342)		44,656
Gain on equity investees		129,360		127,105		49,194
Other income and expenses, net (Note 4.n))		(22,817)		(19,651)		(16,448)
Management fee		(23,618)		(20,601)		(13,641)
Income before income tax and minority interest		507,015		516,202		311,508
Income tax and minimum presumed income tax (note 11)		(125,443)		(145,952)		(92,682)
Minority interest		(169,007)		(184,844)		(94,210)
Net income for the year	Ps.	212,565	Ps.	185,406	Ps.	124,616
Earnings per share (Notes 3.ac) and 12):
Basic net income per common share	Ps.	0.43	Ps.	0.38	Ps.	0.26
Diluted net income per common share		0.38		0.34		0.23

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

for the years ended June 30, 2011, 2010 and 2009

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions												Retained earnings
Items	Common stock (Note 5)		Treasury Stock		Inflation adjustment of common stock and treasury stock		Paid-in-capital		Total		Non-capitalized contributions		Legal reserve		Reserve for new developments		Retained earnings		Translationdifferences		Total
Balances as of June 30, 2008	Ps.	501,532	Ps.	-	Ps.	166,218	Ps.	879,188	Ps.	1,546,938	Ps.	-	Ps.	15,645	Ps.	158,744	Ps.	22,948	Ps.	18,063	Ps.	1,762,338
Exercise of warrants		7		-		-		30		37		-		-		-		-		-		37
Transfer to retained earnings		-		-		-		-		-		-		-		(73,201)		73,201		-		-
Purchase of treasury stock		(30,000)		30,000		-		-		-		-		-		-		(73,201)		-		(73,201)
Appropriation of retained earnings resolved by Shareholders´ Meeting held on October 31, 2008												-
- Legal reserve		-		-		-		-		-		-		1,147		-		(1,147)		-		-
- Cash dividends (Ps. 0.04 per share)		-		-		-		-		-		-		-		-		(20,000)		-		(20,000)
- Treasury stock dividends.		-		-		-		-		-		-		-		-		476		-		476
Translation differences		-		-		-		-		-		-		-		-		-		18,618		18,618
Net income for the year		-		-		-		-		-		-		-		-		124,616		-		124,616
Balances as of June 30, 2009	Ps.	471,539	Ps.	30,000	Ps.	166,218	Ps.	879,218	Ps.	1,546,975	Ps.	-	Ps.	16,792	Ps.	85,543	Ps.	126,893	Ps.	36,681	Ps.	1,812,884
Exercise of warrants		22		-		-		113		135		-		-		-		-		-		135
Appropriation of retained earnings resolved by Shareholders´ Meeting held on October 29, 2009												-
- Legal reserve		-		-		-		-		-		-		6,231		-		(6,231)		-		-
- Cash dividends (Ps. 0.12 per share)		-		-		-		-		-		-		-		-		(60,000)		-		(60,000)
- Attribution of treasury stock		24,999		(24,999)		-		-		-		-		-		-		-		-		-
- Reserve for new developments		-		-		-		-		-		-		-		58,385		(58,385)		-		-
Translation differences		-		-		-		-		-		-		-		-		-		29,768		29,768
Net income for the year		-		-		-		-		-		-		-		-		185,406		-		185,406
Balances as of June 30, 2010	Ps.	496,560	Ps.	5,001	Ps.	166,218	Ps.	879,331	Ps.	1,547,110	Ps.	-	Ps.	23,023	Ps.	143,928	Ps.	187,683	Ps.	66,449	Ps.	1,968,193
Exercise of warrants		2		-		-		11		13		-		-		-		-		-		13
Non-capitalized contributions		-		-		-		-		-		1,012		-		-		-		-		1,012
Appropriation of retained earnings resolved by Shareholders´ Meeting held on October 29, 2010
- Legal reserve		-		-		-		-		-		-		9,270		-		(9,270)		-		-
- Reserve for new developments		-		-		-		-		-		-		-		176,136		(176,136)		-		-
Shareholders´ meeting held on April 12, 2011
- Cash dividends (Ps. 0.14 per share		-		-		-		-		-		-		-		(69,000)		-		-		(69,000)
The Board of Directors´ Meeting held on March 11, 2011
- Reallocation of the dividend as dividend advances for the current year (1)		-		-		-		-		-		-		-		69,000		(69,000)		-		-
Translation differences		-		-		-		-		-		-		-		-		-		100,754		100,754
Net income for the year		-		-		-		-		-		-		-		-		212,565		-		212,565
Balances as of June 30, 2011	Ps.	496,562	Ps.	5,001	Ps.	166,218	Ps.	879,342	Ps.	1,547,123	Ps.	1,012	Ps.	32,293	Ps.	320,064	Ps.	145,842	Ps.	167,203	Ps.	2,213,537

(1) On December 9, 2010, the Shareholders' Meeting approved the declaration of dividends for Ps. 69 million. However, another Shareholders' Meeting held on April 12, 2011, replaced that declaration for a revised one which declared Ps. 69 million of dividends to be paid in advance.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

 Consolidated Statements of Cash Flows

for the years ended June 30, 2011, 2010 and 2009

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

		2011		2010		2009
Cash flows from operating activities:
Net income for the year	Ps.	212,565	Ps.	185,406	Ps.	124,616
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and minimum presumed income tax		125,443		145,952		92,682
Accrued interest		247,226		168,443		113,066
Depreciation and amortization		190,672		179,711		119,939
Minority interest		169,007		184,844		94,210
Gain on equity investees		(129,360)		(127,105)		(49,194)
Unrealized (gain) loss on inventories		(55,188)		(86,580)		408
(Gain) loss on the sale of fixed assets		33,197		(21,694)		231
Accrued expenses and allowance for doubtful accounts		64,486		87,053		102,230
Financial results		106,541		1,568		164,522
Gain from recognition of inventories at net realizable value		(45,442)		(33,831)		(9,237)
Amortization of negative goodwill		(65,954)		(43,721)		(32,344)
Result from barter of inventories		-		-		(2,867)
Net gain from repurchases of non-convertible notes		-		-		(176,566)
Right to exercise the put option		-		-		(44,877)
Changes in operating assets and liabilities:
Increase in trade accounts receivable, leases and services		(156,883)		(143,336)		(122,966)
Increase in other receivables		(46,251)		(47,753)		(158,150)
(Increase) decrease in inventories		(58,549)		(36,908)		92,991
Increase in intangible assets		(3,117)		(2,391)		(12,612)
Increase in trade accounts payable		8,963		25,105		51,101
(Decrease) increase in salaries and social security payable, taxes payable and advances from customers		(62,647)		(93,540)		53,742
Increase (Decrease) in other liabilities		18,528		(6,250)		(38,263)
Net cash provided by operating activities		553,237		334,973		362,662

Cash flows from investing activities:
Decrease (increase) in investments		77,663		(4,526)		47,884
Collection from sale undeveloped plot of land		-		11,023		-
Dividends collected		14,116		6,486		3,240
Net proceeds from the sale of other property and equipment		-		5,328		1,217
Acquisition of undeveloped parcels of lands		(261)		(11,930)		(8,860)
Loans granted to third parties		(10,403)		438		(9,755)
Acquisition of farms and other property and equipment		(169,691)		(199,674)		(308,328)
Payment / collection for subsidiary acquired / sold net of cash acquiered / paid		(346,599)		(8,316)		171,481
Increase in equity investee and other investments		(354,539)		(338,287)		(222,345)
Advances for purchase of shares		(1,798)		(23,735)		-
Advances received from the sale of interest in Tarshop S.A.		-		19,951		-
Payment for acquisition for Tarshop´s Minority interest		-		(1,574)		-
Payment for non-compete agreement with the former minority shareholder of Trashop		-		(5,615)		-
Net cash used in investing activities		(791,512)		(550,431)		(325,466)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

 Consolidated Statements of Cash Flows

for the years ended June 30, 2011, 2010 and 2009

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

Cash flows from financing activities:		2011		2010		2009
Cash from minority shareholder´s capital contributions to subsidiaries		808		46,220		34,652
Proceeds from warrants and options		13		135		37
Dividends paid		(69,000)		(60,000)		(20,000)
Dividends paid by subsidiaries to minority shareholders		(121,406)		(37,262)		(23,065)
Increase in loans		357,644		697,559		224,401
Decrease in short-term debt and long term debt		(250,721)		(321,498)		(210,586)
Interest paid		(186,757)		(167,364)		(114,250)
Repurchase of treasury stock		-		-		(73,201)
Cash paid for repurchase of non-convertible notes		(163,330)		(12,000)		(140,509)
Issuance of non-convertible notes		965,453		129,204		-
Decrease in mortgages payable		-		(1,930)		(1,791)
Payment of seller financing		(31,539)		(93,629)		(22,294)
Payment of non-convertible notes		(35,251)		-		-
Proceeds from sale of Negotiable Obligations, net of expenses		302,252		-		-
Net cash provided by (used in) financing activities		768,166		179,435		(346,606)
Net increase (decrease) in cash and cash equivalents		529,891		(36,023)		(309,410)
Cash and cash equivalents as of the beginning of the year		175,653		211,676		521,086
Cash and cash equivalents as of year-end	Ps.	705,544	Ps.	175,653	Ps.	211,676

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

 Consolidated Statements of Cash Flows

for the years ended June 30, 2011, 2010 and 2009 (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

		2011		2010		2009
Supplemental cash flow information:
Cash paid during the year for:
Income tax	Ps.	82,231	Ps.	45,073	Ps.	58,949
Non-cash investing and financing activities:
Inventory transferred to property and equipment	Ps.	10,925	Ps.	3,242	Ps.	2,217
Increase in minority interest through a decrease in other liabilities	Ps.	20,557	Ps.	14,512	Ps.	84,160
Increase in inventory through an increase in trade accounts payable	Ps.		Ps.	-	Ps.	365
Increase in property and equipment through an increase in trade accounts payable	Ps.	28,895	Ps.	4,996	Ps.	102,657
Increase in non-current investments by translation	Ps.	107,643	Ps.	33,885	Ps.	31,409
Financial costs capitalized in property and equipment	Ps.	-	Ps.	5,331	Ps.	86,962
Undeveloped parcels of land transferred to inventory	Ps.	67,180	Ps.	15,989	Ps.	5,305
Financial costs capitalized in inventory	Ps.	-	Ps.	1,932	Ps.	7,087
Increase in undeveloped parcels of land through an increase in trade accounts payable	Ps.	-	Ps.	-	Ps.	150
Decrease in trade accounts payable through a decrease in undeveloped parcels of land	Ps.	-	Ps.	-	Ps.	5,445
Increase in goodwill through a decrease in minority interest	Ps.	-	Ps.	-	Ps.	7,410
Decrease in current investments through an increase in other receivables	Ps.	-	Ps.	8,402	Ps.	24,541
Increase in current investments through an increase in other liabilities	Ps.	-	Ps.	-	Ps.	2,739
Increase in intangibles assets through a decrease in minority interest	Ps.	-	Ps.	-	Ps.	1,137
Decrease in advances from customers through a decrease in inventory	Ps.	-	Ps.	-	Ps.	26,883
Increase in inventory through a decrease in property and equipment	Ps.	2,947	Ps.	43,984	Ps.	78,870
Issuance of certificates of participation	Ps.	-	Ps.	8,646	Ps.	20,608
Decrease in undeveloped parcels of land through an increase in other receivables	Ps.	-	Ps.	6,359	Ps.	279
Increase in non-current investments through a decrease in other receivables	Ps.	70,620	Ps.	8,838	Ps.	-
Increase in non-current investments through a decrease in inventories	Ps.	-	Ps.	1,076	Ps.	-
Increase in inventories through an increase in advances from customer	Ps.	-	Ps.	3,310	Ps.	-
Increase in intangibles assets through an increase in other liabilities	Ps.	-	Ps.	7,545	Ps.	-
Increase in non-current investments through an increase in other liabilities	Ps.	-	Ps.	13,209	Ps.	-
Increase in minority interest through a decrease in short term debt	Ps.	-	Ps.	1,310	Ps.	-
Decrease in undeveloped parcels of land through an increase in other trade accounts receivables, net	Ps.	-	Ps.	26,342	Ps.	-
Decrease in inventories through a decrease in customer advances	Ps.	1,920	Ps.	-	Ps.	-
Decrease in financial debts through an increase in shareholders´equity	Ps.	61,240	Ps.	-	Ps.	-
Increase in fixed assets through an increase in loans	Ps.	47,471	Ps.	-	Ps.	-
Increase in investments through an increase in other payables	Ps.	16,004	Ps.	-	Ps.	-
Increase in inventories through a decrease in investments	Ps.	14,451	Ps.	-	Ps.	-
Decrease in fixed assets through a decrease in trade accounts payable	Ps.	1,375	Ps.	-	Ps.	-

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended June 30, 2011, 2010 and 2009 (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

		2011 (1)		2010		2009
Acquisition/Sale of subsidiaries companies
Cash and cash equivalents acquired	Ps.	361,384	Ps.	13	Ps.	230,472
Fair value non-cash asset acquired	Ps.	2,269,876	Ps.	33,869	Ps.	4,645,695
Fair value liability assumed	Ps.	(557,266)	Ps.	(8,126)	Ps.	(2,781,143)
Net assets acquired /sold	Ps.	2,073,994	Ps.	25,756	Ps.	2,095,024
Minority interest	Ps.	(550,432)	Ps.	(897)	Ps.	(852,615)
Equity method previous to the acquisition	Ps.	(384,679)	Ps.	-	Ps.	(715,398)
Goodwill (negative goodwill)	Ps.	(411,248)	Ps.	506	Ps.	(468,020)
Result of sale	Ps.	15,327	Ps.	-	Ps.	-
Remaining investment	Ps.	28,967	Ps.	-	Ps.	-
Purchase / Sale price	Ps.	771.929	Ps.	25,365	Ps.	58,991
Cash and cash equivalents acquired	Ps.	(361,384)	Ps.	(13)	Ps.	(230,472)
Sellers financing	Ps.	(33,403)	Ps.	(14,782)	Ps.	-
Advanced payments	Ps.	(30,543)	Ps.	(2,254)	Ps.	-
Net cash received/ (paid)	Ps.	346,599	Ps.	8,316	Ps.	(171,481)

(1)Correspond to the acquisition of Brasil Agro, Cactus, Soleil, Metroshop and Torodur and the disposal of Tarshop.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

1.                   Description of business

                Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” and together with its subsidiaries the “Company”) was incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in, among other things, providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of the Company shifted exclusively to primary agricultural activities. Currently, the Company’s agribusiness operations are comprised of crop production, cattle raising and fattening, milk production, cattle feeding, certain forestry activities and brokerage activities. Through its agribusiness activities the Company transforms farmland and ultimately sells properties to profit from land value appreciation opportunities.

In addition, the Company through its subsidiary IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA"), a real estate company, is involved in the real estate business primarily comprising: (i) the acquisition and development of residential properties primarily for sale and the acquisition of undeveloped land reserves either for future development or sale, (ii) the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, (iii) the acquisition, development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the origination of consumer loans and credit card receivables and securitization activities and (vi) other non-core activities. IRSA is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

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

On December 23, 2010, the Company contributed capital into Cactus and increased its ownership interest from 48% to 80%. As a result, the Company obtained control of Cactus and began consolidating its accounts as from that date. Therefore, the consolidated statement of income of the Company for the year ended June 30, 2011 includes the share of profit or loss from under the equity method Cactus for the period July 1, 2010 through December 22, 2010, and the consolidated profit or loss of Cactus for the period from December 23, 2010 through June 30, 2011

On December 23, 2010, the Company and Tarpon entered into an addendum to the Share Purchase Agreement dated April 28, 2010, pursuant to which the Company acquired from Tarpon 9.6 million additional shares and warrants of BrasilAgro for aproximately US$ 78  million, representing 16.40% of the outstanding stock. After the transaction, the Company owned 35.75% of BrasilAgro’s outstanding stock and 130,351 warrants as of June 30, 2011.

Considering the increase in ownership interest together with the potential voting rights under the warrants and the Company's rights under the Shareholders' Agreement, the Company should have started consolidating Brasilagro as of the date of this acquisition for accounting purposes under Argentine GAAP.

However, when preparing the quarterly financial statements ended December 31, 2010, the Company took notice that Brasilagro was going to pursue a capital raising transaction and the Company´s interest would be diluted as a result. Therefore, the Company determined that the conditions for consolidating Brasilagro´s accounts were temporary as of that date and as a result, consolidation was not appropriate as of the date of acquisition.

Under Argentine GAAP, the assessment of the conditions for consolidation is made at each quarter-end. Due to recent market conditions, Brasilagro subsequently decided not to complete the capital raising transaction in theshort-term. The Company then determined that the conditions for consolidation for accounting purposes were triggered as of year-end.

A description of the subsidiaries over which Cresud has effective control, with their respective percentage of direct capital stock owned, is presented as follows:

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.       Preparation of financial statements (continued)

b)                 Basis of consolidation (continued)

Subsidiaries (ii)
	Percentage of capital stockowned as of June 30, (i)
	2011	2010	2009
IRSA	57.70%	57.49%	55.64%
Inversiones Ganaderas S.A. (“IGSA”)	-	100.00%	99.99%
Futuros y Opciones.Com S.A (FyO.com)	65.85%	64.30%	66.20%
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.)	-	100.00%	99.99%
Agrology S.A.	100.00%	100.00%	99.99%
Cactus	80.00%	48.00%	48,00%
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (“BrasilAgro”)	35.75%.	23.24%	19.14%
Agrotech S.A. (“Agrotech”)	100.00%	-	-
Pluriagro S.A. (“Pluriagro”)	100.00%	-	-
Northagro S.A. (“ Northagro”)	100.00%	-	-

(i)    Percentage of equity interest owned has been rounded.

(ii)   Indirect ownership subsidiaries are excluded.

The Company follows RT No. 21 in accounting for jointly controlled entities. RT No. 21 requires proportionate consolidation where effective joint control is exercised. Accordingly, these financial consolidated statements reflect the Company’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis.

A description of the investments in which Cresud exercises effective joint control, with their respective percentage of indirect capital stock owned, is presented as follows:

c)     Proportionate consolidation

	Percentage of capital stock owned as of June 30,
Investment	2011	2010	2009
Cresca S.A.	50%	50%	50%
Liveck S.A.	-	50%	50%
Canteras Natal Crespo S.A.	50%	50%	50%
Cyrsa S.A.	50%	50%	50%
Metroshop S.A. (1)	-	50%	50%
Puerto Retiro S.A.	50%	50%	50%
Rummaala S.A.	-	-	50%
Baicom Networks S.A.	50%	50%	-
Quality Invest S.A.	50%	-	-

(1)    On January 13, 2011, the Company acquired the remaining 50% of the capital stock of Metroshop.

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
Notes to the Consolidated Financial Statements(continued)
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

e)    Functional currency and reporting currency

The company´s functional and reporting currency is the Argentine Peso. Solely for the convenience of the reader certain amounts to the consolidated financial statements are expressed in Argentine Pesos, Brazilian Reais or US Dollars in the notes to these Consolidated Financial Statements. Translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. Dollars or Brazilian Reais, as applicable, at that or any other rate.

f)     Acquisitions and development of businesses

The following is a description of the most significant acquisitions and development of businesses for the years ended June 30, 2011, 2010 and 2009 divided between the agricultural and real estate businesses:

Year ended June 30, 2011

A.    Agriculture Business

Acquisition of additional interest and warrants of BrasilAgro

On October 20 and December 23, 2010, the Company executed with Tarpon an addendum to the Share Purchase Agreement of April 28, 2010, under which the Company either directly or indirectly acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock and 64,000 warrants from the First Issue and 64,000 warrants from the Second Issue. Consequently, Cresud paid Rs. 25.2 million on October 20, 2010, Rs. 50.8 million on December 23, 2010, Rs. 52.5 million on April 27, 2011. When the price agreed was paid, the pledge constituted on 3,864,086 shares and 37,325 warrants from BrasilAgro’s first issue released.

Therefore, as of June 30, 2011, Cresud was a direct holder of 20,883,916 shares of Brasilagro equivalent to 35.75% of its capital stock.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

Likewise, due to the transaction, Cresud owns directly and indirectly 168,902 BrasilAgro’s First Issuance Warrants and 168,902 BrasilAgro’s Second Issuance Warrants.

As of June 30, 2011 the Company registered an asset for Ps. 27,199 for the acquisition of these warrants.

In relation to this, and following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E, the company has consolidated its financial statements with BrasilAgro’s financial statements as of June 30, 2011, as stated in Note 2.b).

Acquisition of farmland in Bolivia

On June 8, 2011, the Company acquired “4 Vientos” farm, an approximately 2,660 hectares property, located in  provincial Obispo Santiesteban del Departamento de Santa Cruz, Bolivia, suitable for sugarcane cultivation for US$ 8.4 million. The Company paid US$2 million at the signing date of the contract and the balance will be paid in four installments through October 2012.

In addition, the Company acquired “La Primavera” farm, an approximately 2,340 hectares property located in provincia de Sara, Cantón Palometas, Bolivia, devoted to soybean cultivation. The total price was US$ 5 million, of which US$ 1.7 million was paid on the signing date of the contract and the balance will be paid in four half-yearly consecutive installments through June 2013.

Acquisition of farmland in Mendoza

On March 2, 2011, the Company acquired, with Zander Express S.A., a rural property composed by thirteen plots of land located in the district of Perdriel, department of Luján de Cuyo, in the province of Mendoza. Following this acquisition, Cresud holds an undivided interest of 40% on each and every real estate asset whereas Zander Express S.A. holds the remaining 60%. The total price agreed upon for this transaction is US$ 4.0 million; as a result, Cresud has paid the amount of US$ 1.6 million which had already been paid before execution of the conveyance deed.

Investment in Cactus

On December 23, 2010, the Company made a capital contribution of Ps. 16 million to Cactus. Thus, our direct interest increased to 80%. On that same date, Cactus’s Shareholders Meeting approved the capitalization of this contribution as follows: capital increase of Ps. 6.9 million with an additional paid-in capital of Ps. 9.1 million.

Investment in FyO.Com

On September 30, 2010, the Ordinary Shareholders Meeting of FyO.Com decided to approve a capital increase for up to Ps. 5,925, related to issuing 538,613 registered, non-endorsable shares of common stock with a face value of Ps. 1, plus an additional paid-in capital for Ps. 5,386. In such sense, the Company subscribed shares for Ps. 4,467, of which Ps. 3,541 was made by the conversion of debt into equity and the difference for Ps. 926 was paid in cash. As a result of the transaction the Company´s interest amounted to 65.85% since September 30, 2010 and remains unchanged at the end of this year.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

Northagro S.A., Agrotech S.A. and Pluriagro S.A.

As per Bolivian law, entities must legally have a minimum of three shareholders. To comply with this requirement, in September 2010, the Company formed three subsidiaries, namely Northagro S.A., Agrotech S.A. and Pluriagro S.A. These entities were formed with nominal capital contributions, and their only assets are an interest in some of the Bolivian subsidiaries of the Company.

B.               Real Estate Business

Acquisition of Unicity S.A

On September 1, 2010, IRSA acquired 100% of Unicity for US$ 2.5 million in cash and the forgiveness of the debt Unicity had with the IRSA for US$ 9.1 million. Unicity is a holding company whose only asset is a 10% interest in Solares de Santa Maria SA ("Solares"), which in turn has only one asset being an undeveloped parcel of land. The IRSA was the owner of the remaining interest in Solares. As a result, the Company has the 100% interest in the land as of June 30, 2011.

Purchase of Banco de Crédito & Securitización (“BACS”) shares

On March 10, 2011, IRSA signed an stock purchase agreement with International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) are to be repaid at the time of closing of the transaction, that is within 12 business days as from approval of the transaction by the BCRA, which is still pending.

Acquisition of shares of Banco Hipotecario S.A.

During the last fiscal years and in the current fiscal year, the Company has been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2011, the Company´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares). (See Note 20).

Caballito plot of land (TGLT S.A.)

On June 29, 2011, IRSA and TGLT entered into an agreement to barter a plot of land located in the neighborhood of Caballito in the city of Buenos Aires for future units to be constructed by TGLT on the land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with residential offices and parking space. In consideration, TGLT paid US$ 0.2 million in cash and may transfer IRSA: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (garages), which represents in all 21.10% of the square meters of the garages; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the quare meters of the storage rooms; of the future real estate that shall form part of the s project.

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months, To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of the Company.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

Purchase and sale of APSA´s Notes

On October 12, 2010, the Company sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had been acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

Acquisition of Hersha Hospitality Trust (“Hersha”)

In October 2010, REIG purchased 2,952,625 additional shares of Hersha’s common stock for an aggregate purchase price of US$ 17.1 million.

During December 2010, March and June 2011, IRSA through its subsidiaries sold 1,500,000, 738,800 and 303,579 common shares, respectively, in Hersha for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

As of June 30, 2011 IRSA´s direct and indirect interest in Hersha represents 9.18%. On the other hand, upon exercise of the call option and assuming any Company´s interest is not diluted due to newly issued shares, IRSA´s interest in Hersha would be 12.13%. IRSA accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value.

Acquisition of Lipstick building, New York

In July 2008, the Company (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Avenue LLC” (“Metropolitan”), a Delaware-based limited liability company and ultimate parent company of Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”). The main asset of Metropolitan Leasehold is a rental office building in New York City known as the “Lipstick Building” and the debt related to that asset. The framework included the following: (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the certain shareholders. The total price paid was US$ 22.6 million.

During 2009 in the context of the financial crisis Metropolitan incurred in significant losses due to impairment recognized in connection with the building. Since the Company’s share in Metropolitan’s losses exceeded its equity interest; the Company recognized a zero value on its investment although a liability of US$ 1.5 million which represented the Company’s maximum commitment to fund Metropolitan’s operations.

On November 16, 2010, Metropolitan 885 Third Avenue Leasehold LLC presented a plan of reorganization. The plan provides among other things the liquidation of Metropolitan and the issuance of new membership interest of Metropolitan Leasehold, the reorganized debtor, in favor of New Lipstick LLC, (the “New Metropolitan Leasehold Holding Company”).

In December 2010, the negotiations geared towards restructuring the amounts of the mortgage granted by the Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basic points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co.,

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan Leasehold will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), the New Metropolitan Leasehold Holding Company, made a US$ 15.0 million principal payment as downpayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

As a consequence of said reorganization, the Company has indirectly – through New Lipstick – increased its equity interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

Purchase of shares of TGLT S.A.

On November 4, 2010, APSA acquired 5,214,662 shares of common stock of TGLT S.A. (“TGLT”) following its initial public offering for Ps. 47.1 million in cash.

APSA acquired additional shares of TGLT amounting to 42,810, 98,000 and 876,474 common shares between December 2010 and April 2011. APSA invested a total of Ps. 56.3 million to acquire the shares. Additionally, in December 2010, the Company acquired 9,598 non endorsable, registered, common shares, with right to one vote each and representative of 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million. As of June 30, 2011, the Company has an 8.87% interest in TGLT.

Acquisition of facilities located in San Martín

On March 31, 2011, IRSA, through its 50% interest in a jointly controlled entity, Quality Invest S.A. ("Quality"), purchased the industrial plant owned by Nobleza Piccardo SAIC ("Nobleza"), a major tobacco company in Argentina. The industrial plant is located in San Martin, Province of Buenos Aires, and is suitable for redevelopment into multiple uses. The Company executed the deeds of title on May 31, 2011.

The purchase price was US$ 33.0 million, of which US$ 9.9 million was already paid and the balance will be paid as from May 31, 2012 in three equal and consecutive annual installments plus interest at 7.5% per annum. The assets have been mortgaged securing the debt.

Nobleza sold the plant as part of its plan of relocating its operations. As part of the agreement, Nobleza requested the plant to be leased back to it for a maximum period of three years thus allowing it enough time to gradually moving its operations to the new site.

On April 11, 2011, Quality requested the Comisión Nacional de defensa de la Competencia(“CNDC”), the National Commission of Competition in Argentina, to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but the Company filed an appeal against this decision.

As of the date these financial statements are issued, the resolution of the appeal is pending.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

Acquisition of Metroshop´s shares

On January 13, 2011, APSA purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop’s common capital stock. As of June 30, 2011 the Company has 100% of Metroshop´s common capital stock. See the section Disposals for details on the disposal of main assets of Metroshop.

Acquisition of Soleil Factory shopping center business

On July 1, 2010, APSA and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets was transferred to APSA. The transaction excluded any receivable or payable arising out of INCSA business prior to the transaction and also excluded a building, which currently is being operated as a hypermarket within the same premises. INCSA transferred the deed of title to the Company on August 3, 2011. The transaction was filed with the CNDC, which authorized on April 12, 2011. This acquisition was accounted for using the purchase method of accounting.

Furthermore, on December 28, 2007, APSA and INCSA had signed a letter of intent to acquire, build and manage a commercial center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was dependent on the acquisition of the Soleil Factory business. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, APSA was obligated to commence the works on May 2, 2011. However, INCSA must comply with certain obligations prior to the commencement of the works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to APSA. As of the date of theses Financial Statements, these obligations have not been fulfilled and works have not commenced.

On August 3, 2011, INCSA granted APSA the conveyance for the property, and APSA paid the US$ 1 million which was agreed to be paid on that date. At the same time, APSA granted a first-grade mortgage on the property to secure payment of the balance (US$ 12.6 million) plus interest.

Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, IRSA together with some U.S. partners, executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street.

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$ 40.0 million obtained by Rigby 183 and the amount of US$ 45.1 million paid in cash. Moreover, Rigby 183 has obtained and additional financing of US$ 10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed according to the works progress.

As of the date of the acquisition, IRSA had a 57% of indirect interest in Rigby 183 through two wholly-owned subsidiaries and made capital contributions for a total of US$ 27.3 million.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

Also, IRSA exercised joint control over Rigby 183 due to a mayor decision agreement between partners.

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”), as of June 30, 2011.

There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lowest of its 18 stories. Its net leasable area is approximately 22,000 square meters.

Barter agreement with TGLT S.A.

On October 13, 2010, APSA and TGLT, a real estate developer in Argentina, entered into an agreement to barter a plot of land located in Beruti 3351/59 in the city of Buenos Aires for monetary consideration and future units to be constructed by TGLT on the land. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT may transfer APSA (i) a number of apartments to be determined representing 17.33% of the saleable square meters occupied by apartment units of the future building; (ii) a number of parking spaces to be determined representing 15.82% of the saleable square meters occupied by parking space of the future building; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010. Therefore; the precedent condition for the transaction was fulfilled on that date. TGLT paid the US$ 10.7 million on November 5, 2010. On December 16, 2010, it was executed the title deed to the Beruti plot of land.

To secure performance of obligations assumed by TGLT S.A. under the deed of sale, a mortgage was granted in favor of APSA.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo”, which ruled the suspension of the works. (See Note 28).

Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, APSA acquired from Boldt S.A. and Inverama S.L., two unrelated companies, 50% interest in the capital stock of NPSF (33.34% direct and 16.66% through Torodur S.A.), a company who acts as a lessee of a property built and operated as a shopping center in the port of the city of Santa Fe, Province of Santa Fe.

APSA made a down payment of US$ 0.377 million and will settle the remaining balance in 24 monthly non-interest bearing installments with the last installment due on February 2013.

The acquisition was contingent upon the approvals by the Ente Regulador del Puerto de Santa Fe (Regulatory Entity of the Port of Santa Fe) and the Caja de Asistencia Social Lotería de Santa Fe which were obtained subsequent to year-end, on August 18, 2011. As of June 30,

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

2011, the payments were recognized under Non-current Investments included in the line item “Advance payments for the acquisition of shares”.

Shopping Neuquén project

On July 5, 2010 APSA commenced the development of the shopping mall and the hypermarket.

Additionally, on November 8, 2010, Shopping Neuquén S.A. was served notice of a court resolution establishing the amount of legal costs and fees to be paid by Shopping Neuquén S.A. related to prior litigation with the Municipality. As of the date of these financial statement, this resolution is not firm and Shopping Neuquén S.A. is currently evaluating its courses of action.

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A. ("Gensar"), an unrelated third party developer, pursuant to which Gensar acquired the right to purchase one plot of land of the project adjacent to the place where the shopping center is being developed. Gensar committed to construct and operate a hypermarket. APSA transferred possession of the land in April 2011. On September 16, 2011, the public deed for the property of the mentioned lot was granted in favor of Gensar S.A., whose record is pending before the corresponding Real Estate Registry.

Paraná plot of land

On August 12, 2010, APSA acquired a 10,022 square meter property in the City of Paraná, Province of Entre Ríos, Argentina for US$ 0.5 million. APSA paid US$ 0.15 million and the remaining balance of US$ 0.35 million will be paid at the time the title is obtained.

According to the agreement, the deeds of title will be transferred within 60 days as from the date on which (i) APSA obtains the required municipal permits, or (ii) the seller obtains the lot subdivision, whichever occurs later. None of these conditions have occurred as of the date of these financial statements. On March 18, 2011, the Municipality of Parana granted a preclearance to construct a shopping mall on the premises, although definitive permits are still pending.

Acquisition of real estate assets in Uruguay

On December 17, 2010, IRSA and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, IRSA´s interest in Liveck amounted to 100% (through Tyrus).

As part of the agreement, IRSA agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, IRSA will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

Year ended June 30, 2010

A.    Agriculture business

Expanding business into the Republic of Paraguay

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

Under the Option Agreement described in Note 2.f) below, on March 19, 2010, Cresca purchased from Casado 3,614 hectares for US$ 1.3 million payable as follows: US$ 0.3 million paid on March 23, 2010; US$ 0.5 million were paid on December 1, 2010 and US$ 0.5 million, on March 1, 2011.

Finally, on June 29, 2010, the title deed was executed for 3,646 hectares.

As agreed in the Option Agreement, Cresca S.A. paid Carlos Casado S.A. US$ 350 per hectare; the last payment was made on March 4, 2011.

Purchase of shares of IRSA

During the year ended June 30, 2010, the Company acquired 10,667,870 additional shares of IRSA for US$ 7.1 million, increasing the direct interest to 57.49% as of June 30, 2010.

Purchase of shares of BrasilAgro

During the year ended June 30, 2010, the Company acquired 2,395,400 additional shares of BrasilAgro for US$ 15.2 million, increasing its equity interest to 23.24%.

Acquisition of additional interest BrasilAgro

On April 28, 2010, the Company entered into an agreement (the ¨Agreement”) with Tarpon (Founding Partner of BrasilAgro), to acquire BrasilAgro´s shares and warrants (9,581,750 shares and 64,000 first issue warrants and 64,000 second issue warrants) for a total purchase price of Brazilian Reais 131.4 million. The Agreement was subject to certain closing conditions including but not limited to implementation of an ADR program by BrasilAgro. These closing conditions were consummated. The Company has granted a first degree pledge on certain amount of shares and warrants the Company has in BrasilAgro to secure the transaction.

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

In consideration for granting such rights, the Company was paid a fixed value of US$ 0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$ 7.15 per share sold or transferred.

B.   Real Estate Business

Acquisition of Hersha Hospitality Trust (“Hersha”)

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
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

The total purchase price paid was US$ 14.3 million. As part of the agreement, the Company’s Chairman and CEO Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January, March and October 2010, the Company through its subsidiaries purchased 11,606,542 additional shares of Hersha’s common stock, for an aggregate purchase price of US$ 47.9 million (4,789,917 shares at US$ 3.00 per share; 3,864,000 at US$ 4.25 per share and 2,952,625 at US$5.80 per share, respectively).

During quarters ended on December 2010, March and June 2011, the Company through its subsidiaries sold 1,500,000; 738,800 and 303,579 common shares in Hersha, respectively, for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

As of June 30, 2011 the Company´s direct and indirect interest in Hersha amounts to 9.18%. If the call option was exercised and the Company´s interest was not diluted due to newly issued shares, the Company´s interest in Hersha would be 12.13%. The Company accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 78 hotels throughout the United States of America totaling approximately 10,443 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

In May 2010, the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost.

In June 2011, the Company concluded the sale and transfer of shares of Torodur S.A, for US$ 0.002 million to APSA. As a consequence, as of June 30, 2011 the Company does not have any direct holding in Torodur S.A.

On the same date, CAM Communications LP (Bermudas) and CAM Communications LP (Delaware) sold to APSA their holding in Torodur S.A.

Acquisition of Torodur S.A.

In May 2010, the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

In June 2011, the Company concluded the sale and transfer of shares of Torodur S.A, for US$ 0.002 million to APSA. As a consequence, as of June 30, 2011 the Company does not have any direct holding in Torodur S.A.

On the same date, CAM Communications LP (Bermudas) and CAM Communications LP (Delaware) sold to APSA their holding in Torodur S.A.

On June 15, 2011, Torodur S.A. acquired 16.66% of Nuevo Puerto Santa Fe S.A.’s shares for US$ 1.5 million.

Acquisition of Tarshop´s shares

On October 30, 2009 Tarshop capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop from 93.439% to 98.5878%.

Subsequently January 2010, APSA acquired the remaining minority interest in Tarshop for US$ 0.54 million, reaching the 100% of the shareholding interest in Tarshop as of June 30, 2010.

Non-Compete Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, APSA entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping mall of more than 20,000 square meters in the City of Buenos Aires. Alto Palermo S.A. agreed on a price of US$ 2.2 million, of which US$ 0.8 million was payable at execution date and the remaining US$ 1.4 million payable in 28 consecutive monthly installments through the termination date of the agreement on April 30, 2013.

Acquisition of Catalinas Norte plot of land

In December 2009 the Company acquired through a public auction an undeveloped plot of land of 3,649 square meters located in the area known as Catalinas Norte in the City of Buenos Aires for a total purchase price of Ps. 95.0 million fully paid as of June 30, 2010.

Acquisition of additional shares of Alto Palermo S.A.

In January 2010, the Company entered into a purchase option for the acquisition of the 29.55% minority interest in Alto Palermo held by Parque Arauco S.A. (PASA) together with PASA’s interest in the Series I Convertible Notes issued by Alto Palermo, for a nominal value of US$ 15.5 million.

The purchase option originally expired on August 31, 2010 and had been set at US$ 126.0 million. As a security for the option, the Company paid a non-refundable amount of US$ 6.0 million to PASA as of June 30, 2010.

The Company’s Board of Directors resolved to exercise the option on October 15, 2010 cancelling the outstanding amount of US$ 120.0 million and thus increasing the Company’s interest in Alto Palermo to 94.89% as of the date of issuance of these financial statements.

Acquisition of shares of Banco Hipotecario S.A. (BHSA)

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

IRSA acquired 100,417,816 additional shares of BHSA for Ps. 118.7 million of which Ps. 112.6 million were paid in cash as of June 30, 2010. The transaction generated a gain of Ps. 70.4 million.

As of June 30, 2011 and 2010, IRSA holds a 29.77% and 28.03% in BHSA (without considering treasury shares), respectively.

Tender Offer for the acquisition of Telecom Argentina

The Company participated together with other bidders, in a tender offer procedure for the acquisition of the 50% stake held by Telecom Italia SpA. and Telecom Italia International N.V. (Grupo Telecom Italia) in Sofora Telecomunicaciones S.A. (“Sofora”) and of a purchase option for the remaining 50% stake held by Sofora. Sofora indirectly holds the majority shareholding in Telecom Argentina, one of the major telecommunications carriers in Argentina. To that end, on June 4, 2010, the Company submitted an offer and a letter of credit for US$ 50.0 million for the benefit of Grupo Telecom Italia. The Company had guaranteed the offer through a pledge over the Company´s shares in Hersha and approximately US$ 43.5 million in APSA´s Negotiable Obligations. In later July 2010, Grupo Telecom Italia decided not to proceed with the sale of Sofora and the transaction was aborted. Any pledge was lifted.

Acquisition of real estate assets in Uruguay

In December 2009, the Company acquired from an unrelated party a parcel of land for US$ 2.7 million, of which US$ 0.3 million has been paid with the remaining balance to be settled through the delivery of housing units and/or storefronts to be constructed on the site equivalent to about 8% of the commercial value of the units of Sector B.

In February 2010, the Company acquired parcels of land for US$ 1.0 million, of which US$ 0.15 million has been paid with the balance to be settled in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014. Outstanding balances accrue interest at an annual fixed rate of 3%, payable quarterly and in arrears as from December 31, 2009.

Acquisition of shares of Arcos del Gourmet S.A.

On November 27, 2009, APSA acquired 80 % of the share capital of Arcos for a purchase price determined as follows: (i) a fixed price of US$ 4.3 million for 40% of the stock and (ii) a fixed price of US$ 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project up to maximum of US$ 6.9 million for the other 40% of the stock. As of June 30, 2011, APSA paid US$ 4.4 million. The remaining unpaid balance is comprised of the following: (i) US$ 1 million due on November 27, 2011 and (ii) 10% of any increase in Arcos del Gourmet S.A.’s common stock.

On June 25, 2010, APSA and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$ 1.4 million. The option price paid was US$ 0.4 million. The option was subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which APSA had a preemptive right. The option expired on April 30, 2011 upon the conditions not being fulfilled. The Company charged the cost of the option to income under “Other income (expenses), net”.

Purchase of Conil S.A.´s shares

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

On October 21, 2009, the Company acquired a 50% interest in Conil for US$ 0.3 million, fullypaid as of June 30, 2010.

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

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 square meters, out of which 49,731 are square meters of gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinemas and parking space for 2,200 automobiles.

Total contributions to this project made by the shareholders amounted to Ps. 557.0 million and Ps. 532.4 million as of June 30, 2010 and 2009, respectively.

Year ended June 30, 2009

A.        Agriculture business

Purchase of shares of BrasilAgro

The Company acquired 2,776,000 additional shares of BrasilAgro for Ps. 25.5 million in cash, increasing its equity interest from 14.39% to 19.14% as of June 30, 2009.

International expansion into Bolivia and Uruguay

As part of the Company´s business plans, the Company started its international expansion into Bolivia and Uruguay in order to replicate its Agriculture business in those countries.

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

Acquisitions of farmland in Bolivia

On July 28, 2008, the Company acquired several properties in Bolivia as further described below:

The Company acquired "Las Londras" farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 11.4 million of which US$ 8.9 million was paid in cash. The outstanding balance was paid on February 15, 2011.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

The Company acquired "San Cayetano" and "San Rafael" farms, 883 hectares and a 2,969 hectares properties, respectively, located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 8.8 million of which US$ 6.9 million was paid in cash. The outstanding balance was paid on November, 2010.

The Company acquired "La Fon Fon" farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million of which US$ 6.7 million was paid in cash. The outstanding balance was paid on November, 2010.

Expanding business into the Republic of Paraguay

The Company initiated an international expansion in the agriculture and livestock businesses in South America. In this context, in September 2008, the Company entered into an agreement with Carlos Casado S.A. (“Casado”) to jointly conduct business in Paraguay. Casado is an unrelated Argentine company conducting business in Southern Paraguay.

The Company and Casado formed Cresca S.A. ("Cresca"), a company incorporated under the laws of Paraguay, where each party holds a 50% interest. In turn, the Company entered into a 10-year Advisory Agreement with Cresca (the "Agreement") under which the Company advises Cresca on its agricultural, livestock and forestry business in Paraguay. Eventually, the agreement can be extended to cover up to 100,000 hectares of land in Paraguay to be purchased pursuant to an option granted by Carlos Casado to Cresca.

The Agreement can be automatically renewed for two additional 10-year periods at the end of the original term and subsequently renewed thereafter.

The Company acquired from Casado a 50% undivided interest in 41,931 hectares of land in Southern Paraguay for total consideration of US$ 5.2 million. Immediately following the acquisition, the Company contributed the property to Cresca in exchange for its ownership interest. Casado, in turn, contributed the remaining 50% undivided interest in the property. The Company's aggregate contributions to Cresca amounted to US$ 5.2 million derived from the in kind contribution of the property.

Investment in Cactus Argentina S.A.

This amount was fully paid as of June 30, 2010.

B.         Real Estate Business

Purchase of shares of IRSA

The Company acquired 78,181,444 additional shares of IRSA amounting to US$ 47.4 million, increasing its direct interest to 55.64% as of June 30, 2009.

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
Notes to the Consolidated Financial Statements(continued)
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

Due to the international credit crisis and real estate business contraction in the United States, Metropolitan recorded impairment charges in connection with the Lipstick Building. IRSA´s share in the loss exceeded the net book value of the investment. Accordingly, IRSA valued the investment at zero as of June 30, 2010 while recognized a liability of US$ 1.5 million related to the maximum amount committed by IRSA to fund Metropolitan operations if required.

Acquisition of shares of Banco Hipotecario

The Company acquired additional shares in BHSA for Ps. 107.6 million, of which Ps. 28.8 million were paid in fiscal year 2009 and the outstanding balance (Ps. 78.8 million) was paid in July 2009. This transaction generated a gain of Ps. 133.0 million for the year ended June 30, 2009.

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

The price for the purchase of Zetol was US$ 7.0 million, of which US$ 2.0 million were paid as of June 30, 2009, while the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus interest at an annual interest rate of 3.5% within a maximum term of 93 months counted as from the date of acquisition of the Company. Payment of Zetol shares may be settled at the option of the sellers through the transfer of title on the future units to be built on the site representative of 12% of the total marketable square meters.

The price for the purchase of Vista al Muelle was US$ 0.83 million and accrued an annual 8% compensatory interest rate on the outstanding amounts. As of September 10, 2010, it was completely paid.

As collateral for payment, IRSA has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

As part of the purchase of Zetol and Vista al Muelle, Liveck and Banzey entered into an agreement pursuant to which IRSA agreed to purchase and the later agreed to sell the 10% interest in the companies on July 11, 2011, provided there is no shareholders agreement signed before July 1, 2011.

In June 2009, IRSA sold 50% of its stake in Liveck to Cyrela for US$ 1.3 million.

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

Paraná plot of land

On June 30, 2009, APSA signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. APSA intends to construct a shopping center on the site. On August 12, 2010, the agreement was closed.

On August 12, 2010, APSA acquired a 10,022 square meter property in the City of Paraná, Province of Entre Ríos, Argentina for US$ 0.5 million. APSA paid US$ 0.15 million and the remaining balance of US$ 0.35 million will be paid at the time the title is obtained.

According to the agreement, the deeds of title will be transferred within 60 days as from the date on which (i) APSA obtains the required municipal permits, or (ii) the seller obtains the lot subdivision, whichever occurs later. None of these conditions have occurred as of the date of these financial statements. On March 18, 2011, the Municipality of Parana granted a preclearance to construct a shopping mall on the premises, although definitive permits are still pending.

Purchase of Anchorena building

On August 7, 2008, the Company signed an agreement by which it acquired functional units number one and two with an area of 2,267.5 square meters and 608.4 square meters respectively, located at Dr. Tomás Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, the Company signed an agreement by which it acquired the functional unit number three covering a surface area of 988 sq. located in Dr. Tomás Manuel de Anchorena street numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009 the total amount paid for the acquired functional units above mentioned was US$ 3.3 million.

Barter transaction with CYRSA S.A.

On July 21, 2008, the Company entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) (a company over which our controlling shareholder, IRSA, has a 50% interest) pursuant to which the Company, subject to certain closing conditions, would surrender to Cyrsa its right toconstruct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million. On December 17, 2010, the Company and Cyrsa signed an agreement in order to finish the barter commitment.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

f)     Acquisitions and development of businesses (continued)

Barter with Condominios del Alto S.A.

On November 27, 2008, APSA granted an unrelated party, Condominios del Alto S.A. (“Condominios”), an acquisition option through a barter agreement pursuant to which APSA bartered a plot of land located in Rosario (plot “24”), Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land. Under this agreement, APSA will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million disclosed in the line item “Torres de Rosario under construction” in Note 4.e). As part of the agreement, Condominios paid APSA US$ 0.03 million and assumed certain obligations. Condominios (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of APSA for US$ 2.3 million; (ii) established a security insurance of which APSA will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios assumed a personal guarantee of the obligations of Condominios. up to the amount of US$ 1.0 million.

g)     Dispositions

Year ended June 30, 2011

A.                    Agriculture business

Sale of farmland in Bolivia

The Company has agreed the sale of 910 ha. used for agricultural purposes for a total amount of US$ 3.6 million, generating a profit to Ps. 5.1 million. The Company has received US$ 1 million of the total sale price, and the balance shall be collected in five half-yearly and consecutive installments, being the first due in December 2011 and the last one in December 2013.

Sale of “La Juanita” farm

On September 3, 2010, the title deed and conveyance of ownership related to selling the establishment “La Juanita” located in the district of Trenque Lauquen, Province of Buenos Aires, with a surface of 4,302 hectares, was executed. The transaction was upon at US$ 18, 0 million, which had already been collected as of the balance sheet date. The transaction generated a profit to Ps. 49.4 million.

Sale of IRSA´s Non-Convertible Notes

During second quarter of fiscal year 2011, Cresud sold in two transactions on the secondary market, IRSA Class I Non-convertible Notes that it held, which accrue interest at fixed rate and fall due in 2017. As these are Non-convertible Notes issued under Regulation S, US Securities Act, transactions were carried out complying with the requirements established in such regulation.

On November 29, 2010, the Company sold Non-convertible Notes for a face value of US$ 18,000,000 at an average price of 100.04%. As a result from such sale, Cresud received cash for the principal and accrued interest for US$ 18,471,883.

On December 10, 2010, the Company sold Non-convertible Notes for a face value of US$ 15,152,000 at an average price of 100.17%. As a result from such sale, Cresud received cash for the principal and accrued interest for US$ 15,625,791.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.           Preparation of financial statements (continued)

g)     Dispositions (continued)

B.                    Real Estate Business

Sale of Torres Jardín IV

On October 25, 2010, IRSA executed a preliminary sales agreement whereby it sold the lot that fronts Gurrachaga street, at 220/254/256 Gurruchaga Street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

Sale of Rosario plots of land

On April 14, 2010, APSA sold the lot designated as “2A” of a parcel of land located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million collected in full as of June 30, 2011.

On May 3, 2010, APSA sold the lot designated as “2E” for US$ 1.4 million collected in full as of June 30, 2011.

On November 10, 2010, APSA sold the lot designated as “2F” for US$ 1.9 million, of which US$ 1.3 million was collected as of June 30, 2011 with the remaining balance collected on July 6, 2011.

On December 3, 2010, APSA sold the lots designated as “2B”, “2C” and “2D” for US$ 1.5 million each, of which US$ 3 million was collected in full as of June 30, 2011 and US$ 1.3 million (lot”2D”) will be collected upon execution of the deed of title.

Sale of interest stake in Quality

On March 31, 2011, IRSA and Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by IRSA and EFESUL.

Sale of Buildings

The Company sold 620 square meters of gross leasable area for Ps. 10.5 million. These sales generated a profit of Ps. 7.3 million.

Negotiation between Metroshop and Tarshop

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop’s shares by APSA, Metroshop transferred the following assets to Tarshop:

 i)           Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV).

ii)           The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements(continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.                   Preparation of financial statements (continued)

g)     Dispositions (continued)

 iii)         All credit card customers or accounts and consumer loans.

 iv)        Lease agreements on certain branches and their personal property.

 v)         Labor agreements for payroll personnel.

Sale of plots of land

On May 18, 2010 APSA sold two plots of land located at Carlos Gardel Street Nos. 3128 and3134 in the City of Buenos Aires for US$ 0.46 million, which was collected in full at year-end. On July 5, 2010 the deed of title was executed.

Sale of APSA´s Notes

On October 12, 2010, the Company sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had been acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million.

The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

Sale of 80% equity interest in Tarshop

APSA´s Board of Directors approved the sale of a 80% interest in Tarshop to Banco Hipotecario S.A. (“BHSA”) for a sale price of US$ 26.8 million. The transaction was approved by the Banco Central de la República Argentina, and subsequently was closed on September 13, 2010. APSA committed not to compete in the credit card or consumer loan origination business market where Tarshop conducts business for a period of 5 years.

Year ended June 30, 2010

A.    Agriculture business

Sales of farms

On June 15, 2010, the Company sold the “TALI SUMAJ” farm (12,701 hectares) located in the Province of Catamarca for US$ 4.8 million generating a profit of US$ 3.2 million.

As discussed in Note 14, the farm is subject to pending litigation. The Company committed to carry out all obligations derived from the possible conviction including court expenses. For such purpose, the Company provided a performance bond to secure its obligations on behalf of the purchaser.

B.    Real Estate Business

Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company sold to an unrelated developer its interest in Pereiraola for US$ 11.8 million, of which US$ 1.94 million was collected as of June 30, 2010. The balance will be collected by receiving (a) the higher of (i) 6% of the marketable lots, or (ii) 39,601 square meters in a future neighborhood to be constructed by the buyer on the site, valued by the parties at US$ 2.1 million and (b) four consecutive, half-yearly installments of US$ 1.94 million each, plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, with the first and second installment falling due in December 2010 and June 2011, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.               Preparation of financial statements (continued)

g)     Dispositions (continued)

Sale of Buildings

IRSA sold 14,777 square meters of gross leasable area for Ps. 168.3 million in cash. These sales generated a profit of Ps. 115.4 million.

Sale of properties in Guaymallén (Mendoza) and Rosario

On March 26, 2010, APSA sold a building located in the district of Guaymallén, Province of Mendoza for US$ 0.3 million fully collected as of June 30, 2010.

Sale of Rosario plot of land

On April 14, 2010, APSA sold the lot designated as “2A” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, of which US$ 1.0 million was collected as of June 30, 2010. The remaining balance will be collected upon executing the title deed. The sale is subject to certain precedent conditions, which have not been fulfilled as of year-end.

On May 3, 2010, APSA sold the lot designated as “2E” for US$ 1.4 million, of which US$ 0.3 million was collected as of June 30, 2010. The outstanding was collected on May 30, 2011.

Year ended June 30, 2009

A.      Agriculture business

Land sales out of “El Recreo” and “Los Pozos” farms

On July 24, 2008, the Company sold 1,829 hectares out of the “El Recreo” farm, located in the Province of Catamarca for US$ 0.4 million. The buyer paid US$ 0.1 million in cash and the balance will be collected in two annual consecutive installments of US$ 0.12 million each. The balance accrues interest at LIBOR plus 3% per annum. This transaction generated a gain of US$ 0.3 million.

On April 7, 2009, the Company closed the sale of 1,658 hectares of the “Los Pozos” farm located in the Province of Salta, Argentina, for US$ 0.5 million.

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

i)      Adoption of International Financial Reporting Standards

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”)” which requires that companies under the supervision of the Comisión Nacional de Valores to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District. On April 25, 2009, the CPCECABA approved Resolution No. 26. The CNV issued Resolution No. 562/09, as amended by Resolution 576/10 formally adopting application of Resolution No. 26 to its regulated entities for fiscal years beginning on January 1, 2012. The Company will be required to prepare its consolidated financial statements in accordance with IFRS as issued by the IASB for its fiscal year ended June 30, 2013 and 2012. The Company´s will be required to prepare its consolidates financial statements in accordance with IFRS as issued by the IASB for its fiscal year ended June 30, 2013 and 2012. On April 29, 2010, the Company´s Board of Directors approved a plan for implementing IFRS.

             j) Change in accounting policy related to statement of cash flows

The Company classified cash flows from interest paid as operating activities for the year ended June 30, 2010 and 2009. As part of the Company's IFRS implementation efforts, for the fiscal year ended June 30, 2011, the Company changed this accounting policy to treat the cash flows from interest paid as financing activities as permitted also by Argentine GAAP (Technical Resolution No 8). Therefore, the Company retroactively adjusted as of June 30, 2010 and 2009 year as follows:

In addition, under Argentine GAAP, cash outflows for the acquisition of non-controlling interests which do not represent a change in control can be classified either as investing or financing cash flows. In the past, the Company treated these outflows as financing activities. In an effort to align policies within entities of the Group, the Company changed the accounting policy to treat these outflows as investing activities. Therefore, the

Company retroactively adjusted as of June 30, 2010 and 2009 year as follows:

	As of June 30, 2010		As of June 30, 2009
	As Adjusted	As originally issued	As Adjusted	As originally issued
Net cash provided by operating activities	334,973	167,609	362,662	248,412
Net cash used in investing activities	(550,431)	(523,439)	(325,466)	(316,055)
Net cash provided by (used in) financing activities	179,435	319,807	(346,606)	(241,767)

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

•           Agriculture business

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

RT No. 22 prescribes, among other things, the accounting treatment for biological assets during its biological transformation. RT No. 22 establishes a hierarchy of measurement for biological assets depending on their stage of development. For a description of the measurement principles applied to the various biological assets within inventories see Note 3.h).

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
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.     Significant accounting policies (continued)

a)         Revenue recognition (continued)

•            Cost of Sales: Cost of sales consists of certain direct costs related to the sales of agricultural produceother than selling expenses. The cost of sales represents the recognition as an expense of the produce held in inventory valued at net realizable value. Therefore, based on the description in sales and this line item, the amount of sales is generally equal to the cost of sales plus direct selling expenses. Based on this, the Company generally does not recognize any significant additional profit upon selling the inventory beyond the gains or losses recognized within the line item “unrealized gain (loss) on inventories”; Unrealized gain (loss) on inventories: Under RT No. 22, gains or losses that arise from measuring harvested produce and cattle at net realizable value are recognized in the statement of income in the period in which they arise. In addition, this line item generally includes gains or losses from futures and options contracts on agriculture produce. Revenue from the sale of farms is recognized when all of the following criteria are met:

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

Development sale and properties

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.            Significant accounting policies

a)        Revenue recognition (continued)

Leases with tenants are accounted for as operating leases. Tenants are charged a monthly rent. Rentalincome is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying consolidated balance sheets.

The Company also charges its tenants a monthly administration fee relating to the administration and maintenance of the common area and the administration.

Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2011, 2010 and 2009 the majority of the tenants were charged with the Percentage Rent.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

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

APSA also charges its tenants a monthly administration fee relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

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
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.                          Significant accounting policies (continued)

a)                   Revenue recognition (continued)

During the fiscal years ended June 30, 2010 and 2009, APSA, through its subsidiary, Tarshop, and its jointly controlled entity, Metroshop, was engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. As part of a plan, APSA sold 80% of Tarshop in September 2010, and acquired the remaining 50% in Metroshop in January 2011. After acquisition of control in Metroshop, APSA sold the receivables portfolio and other assets to Tarshop. Metroshop continues as an entity with only residual activities. APSA continues in the consumer financing business through its 20% interest in Tarshop where it retained significant influence. Revenues from credit card transactions are primarily comprised of (i) merchant  discount fees which are recognized when transactional information is received and processed by APSA; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenues from financing and lending activities are comprised of interest income which is recognized on an accrual basis. After the sale of 80% of Tarshop in September 2010, APSA maintains a 20% interest in the company´s business.

Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

b)         Cash and cash equivalents

For purposes of the Consolidated Statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents. Cash equivalents consist of time deposits and mutual funds with original maturities of three months or less at date of purchase.

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

Financial receivables and payables have been valued at the amount deposited or collected, respectively, net of transaction costs, plus accrued interest based on the interest rate estimated at the time of the transaction. If, the Company has the intention and ability of selling financial receivables after the year-end, those receivables are valued at their net realizable value.

d)      Investments

Current

Current investments included mutual funds, mortgage bonds, government bonds and time deposits. Mutual funds, mortgage bonds and government bonds are carried at market value as of year-end, with unrealized gains and losses reported in earnings. Time deposits are valued at cost plus accrued interest at year- end.

Unrealized gains and losses on these investments are included within “Financial results, net” in the statements of income.

In 2010 Current investments also included retained interests in securitized receivables pursuant to the securitization programs of Tarshop and the retained interest in securitized mortgage receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.              Significant accounting policies (continued)

d)      Investments (continued)

Non-Current

•            Agriculture business

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

•                   Real Estate Business

Equity investments

Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.

During the last fiscal years and in the current fiscal year, IRSA has been conducting different purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2011, IRSA´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

In accordance with regulations of the Banco Central de la República Argentina (“BCRA”) and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA.

The financial statements of BHSA and BACSA are prepared in accordance with BCRA standards. For the purpose of valuation under the equity method of these investments, IRSA has made adjustments necessary to adequate these Consolidated Financial Statements to Argentine GAAP have been considered.

Metropolitan 885 Third Ave LLC (“Metropolitan”)

The Company, through IRSA, holds an indirect 30% equity interest in Metropolitan through IRSA International LLC and Tyrus S.A., wholly owned subsidiaries of the Company. See Note 2.f) for details.

Tarshop S.A.

At June 30, 2011 the Company, through APSA, holds 20% equity interest in Tarshop. See Note 2.g) for details.

Cost investments.

Non-current investments also included investments in shares of other companies where the Company does not have control or significant influence. These investments are valued at cost less any impairment if necessary.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.                   Significant accounting policies (continued)

d)      Investments (continued)

                Retained interests in securitization programs

In 2010 Non-current investments also included the non-current portion of IRSA’s retained interests in securitized receivables (evidenced as “Certificates of Participation” or “CPs”) and trust debt securities (“TDFs”) pursuant to the securitization programs of credit card and personal loans receivables.

                Undeveloped parcels of land

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA's strategy for land acquisition and development is dictated by specific market conditions where IRSA conducts its operations.

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

During the years ended June 30, 2002 and 2003 IRSA recognized significant impairment. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 until 2009. Impairment charges and subsequent reversals are included in the line item "Unrealized gain (loss) on inventories" in the income statement. The balance of allowance for impairment of undeveloped parcels of land amount to nil and Ps. 50 for the years ended June 30, 2011 and 2010, respectively. See Note 3.o) for details on accounting for impairment losses.

e)       Business Combinations

Significant acquisitions are accounted for under the purchase method of accounting. Under the purchase method, the purchase price is allocated to tangible and intangible assets and liabilities based on their respective fair values in accordance with the provisions of RT No. 18. In making estimates of fair values, management utilizes a number of various sources.

When Company acquires properties, for fair value estimation purposes, the Company also considers information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. The Company allocates a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally the Company determines the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management's determination of the relative fair values of the respective in-place lease values. The Company´s estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management inperforming these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.              Significant accounting policies (continued)

e)       Business Combinations (continued)

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

f)       Negative goodwill and goodwill

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

g)      Inventories

•            Agriculture business

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

Bearer biological assets are measured at replacement cost. Consumable biological assets in the form of unharvested crops are measured at cost less any impairment losses. Consumable biological assets in the form livestock held for sale or to be slaughtered for meat production are measured at net realizable value at year-end. Net realizable value is based on the prices relevant in the respective markets less selling costs.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.                   Significant accounting policies (continued)

g)      Inventories (continued)

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

During the years ended June 30, 2002, 2003 and 2005, the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item "Gain from operations and holdings of real estate assets, net" in the income statement. The balance of allowance for impairment of inventory amount to Ps. 29 and Ps. 157 as of June 30, 2011 and 2010, respectively. See Note 3.o) for details on accounting for impairment losses.

h)         Property and equipment

•         Agriculture business

Farmlands are valued at cost (adjusted for inflation as described in Note 2.d.), based on the corresponding dates of origin or its cost.

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

Rental properties (including office and shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.d)), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. IRSA capitalizes financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 25,443 and Ps. 5,331 for the years ended June 30, 2011 and 2010, respectively, mainly in connection with the construction of the Panamerican Mall, Shopping Alto Rosario and Dique IV.

During the years ended June 30, 2002, 2003 and 2005 IRSA recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item "Unrealized gain (loss) on inventories" in the income statement. The balance of allowance for impairment of fixed assets amounts to Ps. 2,507 and Ps. 3,532, as of June 30, 2011 and 2010, respectively.

Other property and equipment (common to agricultural and real estate business)

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.d)), less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Buildings (Agriculture business)	50
Properties:
Office buildings	Between 20 and 45
Shopping centers	Between 16 and 31
Hotels	Between 14 and 24
Other	Between 16 and 50
Leasehold improvements	Lesser of lease term or asset useful life
Facilities	Between 10 and 20
Machinery and equipment	10

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.     Significant accounting policies (continued)

h)         Property and equipment (continued)

Asset	Estimated useful life (years)
Vehicles	5
Software	3
Computer equipment	3
Furniture and fixtures	Between 5 and 10
Other	Between 4 and 10

The cost of maintenance and repairs is expensed as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

i)      Intangible assets

•         Agriculture business

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

Concession rights

Relate to the concession rights acquired as part of the Agropecuaria Anta S.A. acquisition. Concession rights acquired were valued at fair value at the time of the acquisition. Concession rights are amortized under the straight-line basis over the term of the concession, as from the beginning of operations (i.e. 30 years).

The carrying value of concession rights does not exceed their estimated recoverable value at the end of these financial statements.

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

Trademarks

Represents fees and expenses related to the registration.

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

i)      Intangible assets (continued)

Non-compete agreement

This right is valued at acquisition cost and is amortized over the life of the agreement (28 months).

Above and below market leases an In-place leases

See Note 3.f) for details on accounting for these intangibles.

Concession rights

Represent Arcos’ concession right, which will be amortized over the life of the concession agreement upon commencement of operations.

j)     Foreign currency assets and liabilities

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

m)     Provisions for allowances and contingencies

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

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax claims and labor. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

At the date of issuance of these Consolidated Financial Statements, the Company’s Management understands that there are no elements to determine other potential contingencies that could have a negative impact on these Consolidated Financial Statements.

n)    Impairment of long-lived assets

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

Under Argentine GAAP, the impairment loss is recorded in the income statement against a liability account. This liability account is a contra account to fixed assets, undeveloped parcels of land or inventories, which mean that it is presented on the balance sheet as a direct reduction from the book value of these assets to arrive at the carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the value in use or its net realizable value, whichever is greater. In that event, the new carrying amount of the asset should be the lower of its value in use or its net realizable value, whichever is greater, or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings in the period in which they are incurred.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.         Significant accounting policies (continued)

n)              Impairment of long-lived assets (continued)

o)                   Translation of non-peso currency amounts

Assets and liabilities of non-Argentine subsidiaries and associates that have a local functional currency are translated to Argentine Pesos at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Translation adjustments are recorded in shareholders’ equity.

p)              Vacation expenses

                Vacation expenses are fully accrued in the year the employee renders services to earn such vacation.

q)      Derivative financial instruments

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

r)        Other receivables and liabilities

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

s)      Liabilities in kind related to barter transactions

Obligations to deliver units to be built are valued at the higher of (i) the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor, or (ii) the value of the barter agreed by the parties. Liabilities in kind are disclosed in the “Trade accounts payable”.

t)      Related party balances and other transactions

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

u)       Customers advances

Customer advances represent payments received in advance in connection with the sale and lease of certain properties and have been valued at the amount collected.

v)          Mortgage payables

Mortgage payables includes the debt assumed in the acquisition of Llao Llao Resorts (LLR) (Note 14) and have been valued at the amount collected net of expenses plus accrued interests based on the interest rate estimated at the time of the transaction.

w)        Advertising expenses

The Company generally expenses advertising and promotion costs as incurred.

Advertising and promotion expenses were approximately Ps. 12,475 and Ps. 27,769 for the years ended June 30, 2011 and 2010, respectively.

x)  Monetary assets and liabilities

Monetary assets and liabilities are disclosed at their face value, plus the accrued interest.

y)  Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the term of the debt, applying effective interest method. Debt issuance costs are classified within short-term or long-term debts, as appropriate. In the case of redemption or conversion of these debts, the related expenses are amortized using the accelerated depreciation method. Amortizations of debt issuance costs are included within “Financial results, net” in the accompanying statements of income as a greater financing expense.

z)  Paid-in capital

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

aa)  Earnings per share

The Company is required to disclose earnings per share information for all periods presented. Basic earnings per share earnings per share (“basic EPS”) are computed by dividing the net income available to common shareholders for the period by the weighted-average number of common shares outstanding during the year.

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

aa)  Earnings per share (continued)

The Company has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

ab) Dividends

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

ac) Employee Benefits

•              Agriculture business

1.Share-based payments award plan

As further described in Note 18, BrasilAgro issued equity settled share-based payments to certain employees as part of their remuneration package. Equity settled awards are measured at fair value at the date of grant. The Company measured the fair value using the Black-Scholes method. For equity settled share-based payments, an expense is recognized in the income statement to spread the fair value of the award over the vesting period on a straight-line basis. The Company recognizes the impact of the revision to original estimates, if any, in the statement of income, with a corresponding adjustment to equity.

2.Employee benefits. Profit-sharing in BrasilAgro

Profit-sharing is usually booked as of fiscal year-end, when BrasilAgro can measure them in a reliable way.

4.        Details of balance sheet and statement of income accounts:

For case of presentation and when appropriate, balance sheet and income statement accounts are categorized in the context of the two main businesses of the Company: agricultural and real estate businesses.

a)      Cash and banks

	As of June 30,
		2011		2010
Bank accounts in local and foreign currency	Ps.	191,663	Ps.	69,893
Collections to be deposited		150		5,944
Cash in local and foreign currency		2,136		5,082
	Ps.	193,949	Ps.	80,919

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.        Details of balance sheet and statement of income accounts (continued):

b)      Investments

	As of June 30,
		2011		2010
Current
Mutual funds (vii)	Ps.	337,963	Ps.	153,699
Time Deposits		233,697		-
Government bonds and notes
- Participation trust certificates (TDF) (v)		-		2,846
- Retained interests in securitized receivables (v)		-		124,671
- Allowance for impairment of CP (v)		-		(7,423)
- Global 2010 bonds		-		132
- Mortgage Bonds issued by BHSA		477		918
Shares of public companies		2,912		4,075
Others investments		12		50
	Ps.	575,061	Ps.	278,968

		As of June 30,
	2011		2010
Non-Current
Equity investments:
Agriculture business:
Agro-Uranga S.A.	Ps.	23,103	Ps.	21,370
Cactus Argentina S.A. (i)		-		2,071
Exportaciones Agroindustriales Argentina S.A.		-		5
BrasilAgro (ii)		27,199		289,919
Real estate business:
Banco Hipotecario S.A. (iii)		918,449		815,480
Banco Crédito y Securitización S.A.		6,117		5,996
Manibil S.A. (iv)		27,681		27,238
Hersha Hospitality Trust (Cost Investment)		277,248		204,553
Tarshop S.A.		49,779		-
RIGBY 183 LLC		91,136		-
TGLT S.A. (Cost Investment)		56,382		-
New Lipstick		115,946		-
Advances payments for the acquisitions of shares		1,797		23,735
Undeveloped parcels of land (vi):
- Santa Maria del Plata		222,578		204,420
- Air space Soleil Factory (x)		6,676		-
- Puerto Retiro		66,321		66,551
- Beruti Plot of land		-		54,237
- Caballito Plot of land (viii) (Note 15)		49,699		40,630
- Patio Olmos		33,744		33,218
- Torres de Rosario		-		14,230
- Air space Coto (x		17,594		14,672
- Plot of Land Zetol (Note 15)		32,207		14,348
- Canteras Natal Crespo		6,539		6,465
- Pilar		4,066		4,066
- Torres Jardin IV		-		3,038
- Vista al Muelle Plot of land (Note 15)		21,654		8,292
- Other undeveloped parcels of land		21,304		26,601

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.        Details of balance sheet and statement of income accounts (continued):

b)      Investments (continued)

		As of June 30,
		2011		2010
Other Investments
Retained interests in securitized receivables (v)		-		18,458
Allowance for impairment of investments (v)		-		(1,165)
MAT (ix)		90		90
Coprolán		21		21
Other investments		1,571		1,531
	Ps.	2,078,901	Ps.	1,900,070

(i)	As of June 30, 2010 includes Ps. 4,978 of goodwill and Ps. (4,978) of impairment of goodwill.
(ii)	As of June 30, 2011 includes Ps. 27,199 of warrants. As of June 30, 2010 includes Ps. 6,965 of goodwill and Ps. (14,765) of negative goodwill.
(iii)

As of June 30, 2011 and 2010 includes Ps. (27,762) of negative goodwill, net and Ps. 13,278 of goodwill, respectively. As of June 30, 2010, includes Ps. 12,195 and Ps. 21,466 as goodwill and negative goodwill, respectively. Represents 446,515,208 shares with a quoted value at closing equivalent to Ps. 2.36 per share as of June 30, 2011 and 420,455,493 shares with a quoted value at closing equivalent to Ps. 1.44 per share as of June 30, 2010.

(iv)	As of June 30, 2011 and 2010, includes Ps. 10 of goodwill.
(v)

As of June 30, 2010, as part of its credit card and personal loans securitization programs, the Company, through Tarshop, transferred credit card and personal loans receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represented debt certificates (TDFs) issued by trusts, which were valued at amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts, which were accounted for under the equity method of accounting.

(vi)	Shown net of allowances for impairment losses mentioned in Note 3.e).
(vii)

As of June 30, 2011 and 2010 includes an amount of Ps. 60,065 and Ps. 58,965, respectively, relates to investment in mutual funds which has not been considered as cash equivalents for purposes of the statement of cash flow. See Note 13 for additional details.

(viii)	This asset is restricted in relation to certain tax claims.
(ix)	“Mercado a Término de Buenos Aires - Buenos Aires Board of Trade”.
(x)	Air space is a right to construct.

c)         Trade accounts receivable, net

	As of June 30,
Current		2011		2010
Consumer financing receivables	Ps.	70,248	Ps.	245,538
Leases and services receivable		78,762		64,603
Checks to be deposited		104,083		67,920
Pass-through expenses receivable (iii)		18,953		19,917
Debtors under legal proceedings (ii)		49,549		42,117
Trade accounts receivable – Agriculture business		192,062		73,740
Receivables from the sale of properties (i)		32,666		19,867
Hotel receivables		9,954		11,186
Receivables with collection agents		4,869		4,532
Related parties (Note 8)		9,189		6,500
Less:
Allowance for doubtful accounts (Note 30.c))		(117,564)		(114,855)
	Ps.	452,771	Ps.	441,065

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.        Details of balance sheet and statement of income accounts (continued):

c)         Trade accounts receivable, net (continued)

	As of June 30,
		2011		2010
Non-current
Consumer financing receivables	Ps.	-	Ps.	25,824
Leases and services receivable		449		998
Receivables from the sale of properties (i)		32,250		16,551
Less:
Allowance for doubtful accounts (Note 30.c))		-		(1,250)
	Ps.	32,699	Ps.	42,123

(i)       Includes fixed-rate mortgage from several borrowers. As of June 30, 2011 and 2010, the amount due from the largest individual borrower were Ps. 14,844 and Ps. 26,537, respectively, at a contractual interest rate of 14% and 14%, respectively.

(ii)     Comprised of Ps. 0.9  million and Ps. 1.1 million related to mortgage receivables and Ps. 48.1 and Ps. 40.9 related to leases receivables, as of June 30, 2011 and 2010, respectively.

(iii)    Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.

d)              Other receivables

	As of June 30,
		2011		2010
Current
Metropolitan put option	Ps.	-		48,461
Receivables from the sale of shares (i)		-		35,772
Valued Added Tax receivable, net		56,566		50,994
Related parties (Note 8)		29,151		10,876
Prepaid expenses, excluding leases		49,300		41,003
Income tax advances and MPIT credit		15,133		9,992
Trust programs account receivables		-		5,427
Loans granted		644		859
Outstanding tax on sales		10,895		9,013
Receivable for third party services offered in consumer financing stores		-		4,880
Guarantee deposits (ii)		633		2,611
Pre-paid insurance		-		79
MPIT		1,824		1,056
Financial operations to liquidate		14,180		512
Other tax credit		59,323		745
Prepaid leases		11,044		4,823
Premiums collected		2,919		-
VAT withholdings		1,709		-
Transfer VAT debtors		61		-
Withholding income tax..		7,764		-
Financial derivates instruments		1,867		-
VAT export refunds		424		-
Expenses to be recovered		7,707		235
Provision of expenses to be recovered		(92)		-
Others		20,794		24,570
	Ps.	291,846	Ps.	251,908

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.        Details of balance sheet and statement of income accounts (continued):

d)         Other receivables (continued)

	As of June 30,
		2011		2010
Non-Current
Deferred income tax (Note 11)	Ps.	32,452	Ps.	66,245
MPIT		129,958		97,025
VAT credit and prepaid income tax		55,914		65,088
Related parties (Note 8)		29,772		15,010
Prepaid Expenses		3,114		2,609
Mortgages receivables (iii)		2,208		2,208
Allowance for doubtful mortgage receivable (iii) (Note 30.c))		(2,208)		(2,208)
Prepaid gross revenue tax and others		1,067		935
Guarantee deposits		55,975		-
Other tax credits		12,131		-
Others		6,242		1,403
	Ps.	326,625	Ps.	248,315

(i)

In June, 2007 IRSA sold 10% of the shareholding in Solares de Santa Maria S.A. for US$ 10.6 million (on such date IRSA collected US$ 1.5 million of such amount). The balance as of June 30, 2010, became due in December, 2010 and it was supported by a pledge in favor of IRSA.

(ii)	As of June 30, 2011 and 2010 the balance is related to deposits required as collateral for derivative financial instruments operated by the Company (see Note 6).
(iii)

Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, IRSA has recognized an allowance for the entire balance based on the opinion of its legal counsel.

e)          Inventories

	As of June 30,
		2011		2010
Current
Agribusiness
Crops	Ps.	232,009	Ps.	51,660
Beef Cattle		45,131		16,053
Materials and others		115,140		37,619
Unharvested crops		69,724		26,807
Seeds and fodder		8,009		3,664
Slaughtered stock		5,898		-
Suppliers advances		8,697		-
Real Estate Business
Credit from barter transaction of Caballito (Koad) (i)		5,860		27,115
Horizons		212,211		211,397
Rosario plot of land		25,607		3,379
Torres de Rosario		9,320		8,728
Abril/Baldovinos		1,145		1,839
El Encuentro (ii)		5,660		5,777
Other inventories		7,550		6,483
	Ps.	751,961	Ps.	400,521

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.        Details of balance sheet and statement of income accounts (continued):

e)     Inventories (continued)

	As of June 30,
		2011		2010
Non-Current
Agriculture business
Beef Cattle	Ps	184,527	Ps	141,602
Unharvested crops		83,227		-
Real Estate Business
Credit from barter transaction of Caballito (CYRSA)		-		25,155
Credit from barter transaction of Caballito (Koad) (i)		-		6,991
Credit from barter transaction of Caballito (TGLT)		51,999		-
Torres de Rosario under construction		-		7,742
El Encuentro (ii)		1,898		6,222
Caballito plot of land		-		6,794
Beruti		23,309		-
Pereiraola lots		8,200		8,200
Torres Rosario		4,388		-
Other inventories		59		1,512
	Ps.	357,607	Ps.	204,218

(i)    Related to a barter transaction with an unrelated real estate developer valued at US$ 7.5 million pursuant to which the Company exchanged an undeveloped parcel of land for the delivery of units in a building to be constructed by the developer. As of June 30, 2011, certain completed units were delivered for which the Company signed preliminary sales agreements. The Company measured these units at net realizable value at year-end and recognized an unrealized gain of Ps. 5,790 and Ps. 4,839 for the year ended June 30, 2011 and 2010, respectively.

(ii) Related to a barter transaction with an unrelated real estate developer valued at US$ 4.0 million pursuant to which the Company exchanged an undeveloped parcel of land for the delivery of residential plots. As of June 30, 2011, the plots were delivered. The Company sold some of the plots and signed preliminary sales agreements on others for which an unrealized gain of Ps. 3,732 and Ps. 1 million was recorded in 2011 and 2010, respectively.

f)      Goodwill and negative goodwill

	As of June 30,
		2011		2010
Goodwill
IRSA	Ps.	14,330	Ps.	13,040
BrasilAgro		6,965		-
Alto Palermo S.A.		12,431		10,865
Torre Bank Boston		4,873		5,033
Della Paolera 265 y Museo Renault		2,620		2,755
Fibesa S.A.		-		47
Soleil Factory		4,978		-
Conil S.A.		344		507
Negative Goodwill
IRSA	Ps.	(324,774)	Ps.	(360,477)
BrasilAgro		(73,947)		-
Alto Palermo S.A.		(342,604)		(26,443)
Palermo Invest S.A.		(23,498)		(24,503)
Empalme S.A.I.C.F.A. y G.		(2,684)		(4,757)
Mendoza Plaza Shopping S.A.		(2,115)		(5,002)
Emprendimiento Recoleta S.A.		(25)		(90)
Unicity S.A.		(3,601)		-
Soleil Factory		(14,349)		-
	Ps.	(741,056)	Ps.	(389,025)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.                   Details of balance sheet and statement of income accounts (continued)

g)         Trade accounts payable

	As of June 30,
		2011		2010
Current
Suppliers (i)	Ps.	124,257	Ps.	224,236
Accruals		118,600		102,877
Related parties (Note 8)		10,054		2,815
Debt related to purchase of farms (iii)		180,325		25,181
Liabilities in kind “Horizons”		36,443		46,451
Others.		3,550		2,183
	Ps.	473,229	Ps.	403,743
Non-Current
Suppliers (ii)	Ps.	47	Ps.	11,210
Related parties (Note 8)		-		12,158
Debt related to purchase of farms		12,098		-
	Ps.	12,145	Ps.	23,368

(i)	As of June 30, 2011 and 2010, includes accounts payable to merchants for credit card operations of Ps. 0.6 million and Ps. 124.7 million.
(ii)	As of June 30, 2011 and 2010, includes Ps. 36.4 million and Ps. 46.5 million, respectively, balances that reflects the liabilities in kind associated to the acquisition of properties in Vicente López
(iii)	As of June 30, 2011 includes Ps. 53.2 million, Ps. 41.5 million and Ps. 52 million related to the debt to purchase of “Alto Taquari”, “Nova Buriti” and “Nova horizontina”, respectively.

h)       Short-term and long-term debt

	As of June 30,
		2011		2010
Short-term debt:
Bank loans including accrued interests (i)	Ps.	331,779	Ps.	253,990
Bank overdrafts including accrued interests.		684,215		609,075
Trashop´s VCPs including accrued interest		-		23,019
Bank loans from foreign financial institutions entities		3,473		4,921
Seller financing (iv)		50,191		15,920
IRSA Non-Convertible Notes - interest 2017 (ii)		20,960		15,393
Non-Convertible including acrued interest Notes Class II		-		35,324
Non-convertible including acrued interest Notes Class III (vi)		36,314		-
Non-convertible including acrued interest Notes Class IV (vi)		55,503		-
Non-convertible including acrued interest Notes Class V (vii)		36,177		-
Non-convertible including acrued interest Notes Class VI (vii)		33,427		-
Non-convertible including acrued interest Notes Class VII (vii)		21		-
Non-convertible Notes - IRSA 2020 (v)		30,800		-
APSA Non-Convertible Notes 2011		-		69,978
APSA Convertible Notes - Accrued interest (iii)		3		2,719
APSA Non-Convertible Notes 2012 (iii)		28,879		26,695
APSA Non-Convertible Notes - Accrued interest (iii)		4,490		2,702
	Ps.	1,316,232	Ps.	1,059,736

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.                   Details of balance sheet and statement of income accounts (continued)

h) Short-term and long-term debt (continued)

	As of June 30,
		2011		2010
Long-term debt:
Foreign financial entities	Ps.	10,355	Ps.	-
Non-convertible Notes Class IV (vi)		18,314		-
Non-convertible Notes Class V (vii)		70,927		-
Non-convertible Notes Class VI (vii)		99,286		-
Non-convertible including accrued Interests Notes Class VII (vii)		8,509		-
IRSA Non-Convertible Notes 2017 (ii)		599,565		440,670
APSA Non-Convertible Notes 2017 (iii)		421,498		261,663
Bank loans (i)		173,527		52,767
Non-convertible Notes - IRSA 2020 (v)		598,116		-
APSA Convertible Notes (iii)		4,640		60,782
APSA Non-Convertible Notes 2012 (iii)		-		24,848
Seller financing (iv)		81,568		12,436
	Ps.	2,086,305	Ps.	853,166

(i)    As of June 30, 2011 and 2010 the balance primarily relates to several short-term loans granted by several domestic financial institutions. As of June 30, 2011 and 2010 these loans accrue interest at annual fixed interest rates ranging from 1.75% to 14% and from 3.0% to 15.75%, respectively. As of June 30, 2011 it includes the following loans: (a) Ps. 28,728 as a current balance and Ps. 27,585 as a non-current balance related to debt for purchase República building, (b) Ps. 18,984 correspond to Hoteles Argentinos S.A.’s mortgage loan, (c) Ps. 284,067 related to loans granted by different financial institutions (mainly Ps. 111,181 granted by Banco Provincia, Ps. 53,845 granted by Banco do Nordeste do Brasil, Ps. 50,240 granted by Banco Nación and Ps. 23,653 granted by Banco Ciudad de Buenos Aires). As of June 30, 2010 it includes the following loans: (a) Ps. 28,023 as a current balance and Ps. 52,767 as a non-current balance related to debt for purchase República building (See note 2.f)), (b) Ps. 19,023 correspond to Hoteles Argentinos S.A.’s mortgage loan, (c) Ps. 206,944 related to loans granted by different financial institutions (mainly Ps. 47,451 granted by Banco Santader Rio, Ps. 40,031 granted by Banco Nación, Ps. 30,726 granted by Banco Provincia, Ps. 21,269 granted by Banco Hipotecario and Ps. 15,545 granted by Banco Supervielle).

(ii)   In February 2007, the Company issued non-convertible Notes ( “IRSA Non-Convertible Note 2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non -Convertible Notes in a nominal value of up to US$ 200 authorized by the National Securities Commission. Non-Convertible Notes 2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non-Convertible Notes 2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits. On November 2, 2010, the Company’s General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

(iii)  In May 2007, APSA issued an aggregate amount of US$ 170.0 million of non-convertible notes (APSA Non-Convertible Notes) under the Global Program for up to US$ 200.0 million authorized by the CNV on April 19, 2007. APSA Non-Convertible Notes were issued at par in two series. Out of the total amount, US$ 120.0 million were issued as Series I of APSA Non-Convertible Notes due May 11, 2017 (“Series I”) and Ps. 154.0 million (equivalent to US$ 50.0 million) were issued as Series II of APSA Non-Convertible Notes due June 11, 2012 (“Series II”). Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I pay interest in cash semi-annually in arrears on May 11 and November 11 of each year beginning on November 11, 2007. Series II pay interest in cash semi-annually in arrears on June 11and December 11 of each year beginning on December 11, 2007. Principal on the Series I is fully paid at maturity while principal on the Series II is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009. As of June 30, 2011 total Series I and Series II Notes repurchased by APSA amount to US$ 10.0 million and US$ 1.44 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed. As of June 30, 2011 the Company holds corporate notes Series II in the nominal amount of Ps. 13.3 million.
The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance  Program of Notes in place up US$ 200 million and for a total amount of US$ 400 million. Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a totalvalue of Ps. 80.7 million, was completed in two series. Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis. Series IV

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.     Details of balance sheet and statement of income accounts (continued)

h)       Short-term and long-term debt (continued)

relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

On July 19, 2002, APSA, issued an aggregate amount of US$ 50.0 million of Convertible notes (the "APSA Convertible Notes") in exchange for cash and the settlement of certain liabilities. APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. As of June 30, 2011 holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$ 18.3 million. The outstanding balance of APSA Convertible Notes as of June 30, 2011 and 2010 amounts to US$ 31.7 and US$ 47.2 million, respectively, mainly held by IRSA. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations.

(iv)   As of June 30, 2011 the balance mainly includes: (a) Ps. 32,912 to the debt from acquisition of Zetol S.A.; (b) Ps. 8,900 related to the debt for purchase of Arcos del Gourmet S.A. shares; (c) Ps. 39,839 related to the seller financing of goodwill of Soleil Factory; and (d) Ps. 47,763 related to the debt for purchase of Predio San Martin. As of June 30, 2010 the balance mainly includes: (a) Ps. 9,201 to the debt from acquisition of Zetol S.A.; (b) Ps. 6,053 related to the debt of Tyrus for purchase of Banco Hipotecario S.A. shares and (c) Ps. 13,102 related to the debt for purchase of Arcos del Gourmet S.A. shares.

(v)     On February 25, 2010, the IRSA´s Board of Directors approved the extension of the maximum face value of the Global Program for Issuing Non Convertible notes by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Ordinary Meeting of Shareholders held on October 29, 2009. Within this framework, on July 20, 2010, IRSA issued non-convertible notes for a face value of US$ 150 million (“Non-convertible Notes Class II”) maturing on July 20, 2020. The issuance price was 97.838% of the par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi-annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

(vi)   On July 1, 2010, the Board of Directors approved the Price Supplement related to the issuance of Class III and Class IV Non-Convertible Notes, under the Global Program framework. Later, between July 6 and 16, 2010, the Second Series of simple Corporate Bonds (not convertible into shares) was subscribed for a total value of Ps. 105.9 million. The issue was finally carried out on July 21, 2010. Class III Non-Convertible Notes, for a face value of Ps. 35.7 million and falling due 21 months after the issuance date will accrue interest at a variable date (Badlar privada plus 400 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments 15, 18 and 21 from the issuance date Class IV Non-Convertible Notes, for a face value of US$ 17.8 million and falling due 24 months after the issuance date will accrue interest at fixed annual rate of 7.75%. These will be paid on a quarterly basis in arrears while amortization will be made in four equal and consecutive payments 15, 18, 21 and 24 from the issuance date.

(vii)  On February 18, 2011 the Board of Directors approved a Pricing Supplement for the issuance of Class V, VI and VII Non-Convertible notes, under the Program. Later on, between February 22 and March 3, 2011, the Third Series of simple (nonconvertible) Non-Convertible was subscribed. Finally, the Non-Convertible were issued on March 10, 2011. Class V Non-Convertible notes, for a nominal value of Ps. 106.9 million due 21 months after the issue date, shall accrue interest at a variable rate (Badlar plus 375 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in three consecutive equal payments on the 15, 18 and 21 months following the issue date. Class VI Non-Convertible notes, for a nominal value of US$ 34.8 million due 24 months after the issue date shall be payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue 7,50% annually, and shall be payable quarterly in arrears while the principal will be amortized in four consecutive and equal payments on the 15, 18, 21 and 24 month following the issue date. Class VII Non-Convertible notes, for a nominal value of US$ 2.1 million due 24 months after the issue date and payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue at a fixed minimum rate of 4% per annum plus a Premium Factor (40% of the appreciation of the soybean during the fiscal year), if applicable. Interest will be payable quarterly in arrears. Principal will be repaid at maturity.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.     Details of balance sheet and statement of income accounts: (continued)

i)        Salaries and social security payable

	As of June 30,
		2011		2010
Current
Provision for vacation and bonuses	Ps.	67,011	Ps.	47,967
Social security payable		12,827		11,994
Salaries payable		1,369		1,019
Facilities for payment plan social security		209		-
Others		1,461		504
	Ps.	82,877	Ps.	61,484

Non-Current
Facilities for payment plan social security	Ps.	635	Ps.	-
	Ps.	635	Ps.	-

j)        Taxes payable

	As of June 30,
		2011		2010
Current
Income tax, net	Ps.	72,606	Ps.	38,213
Gross revenue tax payable		2,325		4,729
MPIT payable, net		7,636		14,127
VAT payable, net		21,642		17,308
Tax withholdings		17,826		12,482
VAT – Plan of facilities		-		13,235
Income Taxes – Plan of facilities		1,879		1,559
Asset tax payable, net		4,276		4,360
Tax payment facilities - ABL		1,464		815
Gross sales tax payable – plan of facilities		564		485
Others		5,586		1,245
	Ps.	135,804	Ps.	108,558

Non-Current
Deferred income tax (Note 11)	Ps.	555,901	Ps.	248,722
Facilities plan – Income tax payable		17,386		19,145
Facilities plan – Asset tax		2,086		2,392
Gross revenue tax payable – Plan of facilities		1,672		1,320
Tax payment facilities – ABL		1,927		2,372
Others		364		12
	Ps.	579,336	Ps.	273,963

k)       Advances from customers

	As of June 30,
		2011		2010
Current
Admission rights	Ps.	60,822	Ps.	51,194
Advanced payments from customers		173,712		134,889
Leases and service advances (i)		35,021		30,381
	Ps.	269,555	Ps.	216,464

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.             Details of balance sheet and statement of income accounts: (continued)

k)       Advances from customers (continued)

	As of June 30,
		2011		2010
Non-Current
Admission rights	Ps.	66,885	Ps.	59,469
Leases and service advances		27,359		30,924
	Ps.	94,244	Ps.	90,393

l)        Other liabilities

	As of June 30,
		2011		2010
Current
Below market leases	Ps.	-	Ps.	1,929
Payables to Nationals Park Administration		1,100		2,589
Debt to purchase of investments		316		-
Other debts		16,004		-
Guarantee deposits		4,128		5,243
Related parties (Note 8)		45,194		33,384
Premium collected		672		595
Contributed leasehold improvements to be accrued and unrealized gains		332		516
Debt with former minority shareholder of Tarshop S.A		-		3,529
Operations to liquidate		7,681		178
Dividends payable.		5		-
Advanced from sale of Tarshop S.A.´s shares (Note 8)		-		21,070
Loan with FyO.Com´s minority shareholder (Note 8)		-		134
Others.		6,448		6,675
	Ps.	81,880	Ps.	75,842
Non-Current
Loans with shareholders of related parties	Ps.	252	Ps.	19,989
Contributed leasehold improvements		9,170		9,687
Guarantee deposits		6,207		4,073
Debt to the former minority shareholders of Tarshop S.A.		-		3,322
Hersha´s option payable		-		16,693
Commitment to provide		-		5,897
Below market leases		3,344		3,166
Related parties (Note 8)		20		20
Others.		2,631		2,525
	Ps.	21,624	Ps.	65,372

m)     Unrealized  gain (loss) on inventories

		As of June 30,
		2011		2010		2009
Unrealized gain (loss) on inventories – Beef cattle	Ps.	69,752	Ps.	84,349	Ps.	(845)
Unrealized loss on inventories – Crops, raw, materials and MAT		(15,704)		1,140		(493)
Gain for operations and holding of real estate assets		1,140		1,091		930
	Ps	55,188	Ps.	86,580	Ps.	(408)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.       Details of balance sheet and statement of income accounts (continued)

n)       Other income and expenses, net

	As of June 30,
Other income		2011		2010		2009
Provision for litigation	Ps.	-	Ps.	1,151	Ps.	1,601
Gains on the sale of other fixed assets		35		5		185
Lawsuits and contingencies		87		-		-
Sale of client base and assignment of portfolio		10,019		-		-
Management fee		735		855		-
Others		2,219		1,066		1,242
	Ps.	13,095	Ps.	3,077	Ps.	3,028
Other expenses
Tax on shareholder´s personal assets	Ps.	(13,269)	Ps.	(12,734)	Ps.	(12,812)
Unrecoverable VAT receivable		(3,347)		(2,937)		(4,200)
Donations		(7,020)		(5,592)		(1,730)
Provision for litigation.		(3,487)		(742)		-
Expenses prior capitalized items (i)		(6,607)		-		-
Others		(2,182)		(723)		(734)
	Ps.	(35,912)	Ps.	(22,728)	Ps.	(19,476)
	Ps.	(22,817)	Ps.	(19,651)	Ps.	(16,448)
(i) Relates mainly to “Caballito” and “Abasto” projects, which were abandoned by the Company

o)      Financial results, net

		As of June 30,
		2011		2010		2009
Generated by assets:
Exchange gain	Ps.	25,586	Ps.	6,943	Ps.	99,627
Conversion differences		(4,543)		2,271		6,250
Interest income (loss)		19,006		23,281		(1,100)
		2,850		5,412		22,668
Tax on bank account operations		(10,310)		(5,812)		(4,683)
Holding gain and result of transactions on securities investment		(1,435)		7,693		50,919
Others		(3,413)		(392)		(150)
	Ps.	27,741	Ps.	39,396	Ps.	173,531
Generated by liabilities:
Gain on hedging operations	Ps.	-	Ps.	-	Ps.	8,431
Loans and convertible notes		(290,854)		(181,806)		(128,270)
Net gain from repurchase of non-convertible notes		-		-		174,068
Exchange loss		(91,649)		(52,501)		(180,510)
Loans application fees		(7,204)		(3,466)		(379)
Others		(7,026)		(2,965)		(2,215)
	Ps.	(396,733)	Ps.	(240,738)	Ps.	(128,875)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

5.             Shareholders' equity

a)      Common stock

                As of June 30, 2011, the Company had 501,562,534 outstanding shares of common stock, having a par value of Ps. 1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a summary of the activity in the Company’s shares during the years presented:

	Common stock
	Shares issued		Par value		Paid-in-capital
Balances as of June 30, 2008	501,532	Ps.	501,532	Ps.	879,188
Exercise of old-warrants	7	Ps.	7	Ps.	30
Balances as of June 30, 2009 (i)	501,539	Ps.	501,539	Ps.	879,218
Exercise of warrants	22		22		113
Balances as of June 30, 2010	501,561		501,561		879,331
Exercise of warrants	2		2		11
Balances as of June 30, 2011	501,563		501,563		879,342

(i)    During this fiscal year 2009, 2,935,641 ADR’s and 643,590 shares of common stock were repurchased.

 See Note 25.

In March 2008, the Company issued 180 million shares of common stock with a face value of Ps. 1 each entitled to one vote per share and, for each subscribed share, each shareholder received at no additional cost a warrant entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. Thus, the Company issued 180 million warrants entitling the holder to purchase a total of 60 million additional shares. Warrants mature May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November of any year through 2015. Warrants are listed on the Buenos Aires Stock Exchange under the symbol “CREW2”and on the Nasdaq under the symbol “CRESW”.

The terms and conditions of outstanding options (warrants) to subscribe the Company’s shares of common stock have been amended due to attributing proprietary treasury shares on a prorate basis among its shareholders, made by the Company on November 23, 2009. The terms that have been modified are the number of shares to be issued for warrants (current is 0.35100598) and the prices to call shares to be issued (current price after assignment US$ 1.5954).The rest of terms and conditions of warrants remain unchanged.

Proceeds from the issuance, net of issuance expenses, amount to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million. Proceeds were allocated to shares and warrants issued based on the fair market value estimated upon subscription. The portion of the proceeds allocated to warrants amounting to Ps. 115.2 million was recorded as additional paid-in capital.

As stated in the section “Allocation of funds” in the capital increase issuance prospectus, the funds brought into the Company were mainly used to organize companies and acquire plots of land for agricultural production in Bolivia and Paraguay, the purchase of shares of our subsidiaries IRSA and BrasilAgro, the acquisition of corporate bonds of our subsidiaries IRSA and APSA, the repurchase of proprietary shares which are treasury stock, the settlement of payables and working capital. It should be considered that the allocation of net funds obtained from the offer has been and may continue occasionally to be influenced by current market conditions and, consequently, in the section "Allocation of funds" in the capital increase issuance prospectus, we have reserved the right to reallocate the whole or a portion of such anticipated uses to other uses that we consider consistent with our strategy.

Funds obtained were assigned to shares and warrants issued based on the current value estimated upon subscription.

During fiscal year 2010, 62,559 options were exercised; consequently, 21,898 shares of common stock were issued for Ps. 135.

In the current fiscal year 5,776 options were exercised; consequently, 2,026 shares of common stock were issued for US$ 3,235.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

5.                   Shareholders' equity (continued)

a)      Common stock (continued)

As of June 2011, there are 177,640,130 outstanding warrants.

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

Likewise, the “Common stock account” was debited for the face value of repurchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (See Note 24).

6.             Derivative financial instruments

The Company uses derivative financial instruments to manage its exposure to commodity risks, foreign-exchange risks and interest rate risks. These financial instruments consist mainly of crop future contracts, put and call option contracts, foreign currency future contracts and swap operations. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. As described in Note 3.r), derivative financial instruments are recognized at fair value as either assets or liabilities in the consolidated balance sheet. Changes in the fair market value of the derivative instruments are reported in earnings. Margin deposits and premiums paid related to outstanding future and option contracts are recorded as other receivables on the consolidated balance sheet.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

 6.            Derivative financial instruments (continued)

As of June 30, 2011 and 2010, the Company had open commodity crop future contracts amounting to US$ 2.4 million and US$ 7.4 million, respectively. As of June 30, 2011 and 2010, these contracts covered a notional amount 12,520 tons and 34,600 tons, respectively, of various crops, including soybean and corn.

Futures contracts are used in combination with put and call option contracts principally to take advantage of market fluctuations, which provide more favorable pricing opportunities. During the year-end June 30, 2011 and 2010, the Company opened several CBOT (Chicago Board of Trade) put and call options to partially hedge the Corn and Soybean exposures. During fiscal year 2011 and 2010 corn puts and calls were opened with a weighted average strike price of US$ 232 and US$ 187 per ton, covering notional amounts of 19,050 tons and 2,540 tons, respectively. Soybean puts and calls were opened with a weighted average strike price of US$ 347 per ton, covering notional amounts of 26,875 tons, during fiscal year 2010. The open options as of June 30, 2011 and 2010 mature at various dates through December 2011 and May 2011, respectively.

The Company recorded gains and losses associated with these commodity–based contracts in “Unrealized gain (loss) on inventories” in the statement of income. Gains and losses were Ps. 23,661 (loss), Ps. 713 (loss) and Ps. 2,780 (gain) for the years ended June 30, 2011, 2010 and 2009, respectively.

During fiscal year 2011, the Company had arranged futures and options on the Futures Market and SWAP operations for a notional amount of Ps. 106.9 million structured as follows: (i) Ps. 30 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14% and the counterparty the Badlar variable rate; (ii) Ps. 20 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.1% and the counterparty the Badlar variable rate; (iii) Ps. 30 million entered into with Banco Santander Río due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.25% and the counterparty the Badlar variable rate and (iv) Ps. 26.9 million entered into with Banco Itaú due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.45% and the counterparty the Badlar variable rate. During fiscal year 2010, the Company had foreign currency future contracts outstanding to sell US$ 9.8 million and to purchase US$ 2.7 million at an average price of Ps. 4.06 per US$ maturing through December 2010. The Company recognized results from foreign exchange contracts of Ps. 1,522 (gain), Ps. 5,412 (gain), and Ps. 32,104 (gain) for the years ended June 30, 2011, 2010 and 2009, respectively.

The Company recorded gains and losses associated with these foreign exchange contracts and SWAP operations in "Financial Results, net" in the statements of income.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

7.            Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2011 is as follows:

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term - Current			No fixed term – Non-Current	Past due			Total
Assets
Investments	Ps.	568,285	Ps.	654	Ps.	654	Ps.	654	Ps.	-	Ps.	4,814	Ps.	1,682	Ps.	-	Ps.	576,743
Trade accounts receivables, net		303,014		30,623		23,287		9,115		32,699		1,801		-		84,931		485,470
Other receivables		87,610		89,040		13,455		11,605		84,413		89,892		242,212		244		618,471
	Ps.	958,909	Ps.	120,317	Ps.	37,396	Ps.	21,374	Ps.	117,112	Ps.	96,507	Ps.	243,894	Ps.	85,175	Ps.	1,680,684

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term - Current			No fixed term – Non-Current	Past due			Total
Liabilities
Trade accounts payable	Ps.	299,383	Ps.	53,539	Ps.	4,500	Ps.	110,760	Ps.	12,145	Ps.	2,887	Ps.	-	Ps.	2,160	Ps.	485,374
Short-term and long-term debt		580,948		129,251		62,818		280,923		2,086,305		262,292		-		-		3,402,537
Advances from customers		138,466		87,557		23,092		16,556		94,244		3,834		-		50		363,799
Other liabilities		176,752		96,998		9,809		11,153		46,108		10,035		570,439		429		921,723
	Ps.	1,195,549	Ps.	367,345	Ps.	100,219	Ps.	419,392	Ps.	2,238,802	Ps.	279,048	Ps.	570,439	Ps.	2,639	Ps.	5,173,433

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current			Total
Investments	Ps.	10,276	Ps.	-	Ps.	543,841	Ps.	-	Ps.	20,944	Ps.	1,682	Ps.	576,743
Trade accounts receivable, net		31,112		13,737		2,703		7,731		418,956		11,231		485,470
Other receivables		57,592		66,448		2,972		-		231,282		260,177		618,471
Total assets	Ps.	98,980	Ps.	80,185	Ps.	549,516	Ps.	7,731	Ps.	671,182	Ps.	273,090	Ps.	1,680,684

Trade accounts payable	Ps.	381	Ps.	-	Ps.	169,785	Ps.	12,098	Ps.	303,063	Ps.	47	Ps.	485,374
Short and long-term debt		732,858		1,980,212		144,528		130,795		438,846		(24,702)		3,402,537
Advances from customers		-		-		300		1,690		269,255		92,554		363,799
Other liabilities		64,564		20,961		6		61,053		240,606		534,533		921,723
Total Liabilities	Ps.	797,803	Ps.	2,001,173	Ps.	314,619	Ps.	205,636	Ps.	1,251,770	Ps.	602,432	Ps.	5,173,433

The breakdown of main assets and liabilities as of June 30, 2010 is as follows:

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Past due			Total
Assets
Investments	Ps.	208,164	Ps.	10,411	Ps.	30,628	Ps.	10,620	Ps.	17,292	Ps.	4,127	Ps.	16,661	Ps.	297,903
Trade accounts receivables, net		241,863		46,911		27,549		26,491		42,123		691		97,560		483,188
Other receivables		155,693		8,196		18,059		14,095		6,996		297,089		95		500,223
	Ps.	605,720	Ps.	65,518	Ps.	76,236	Ps.	51,206	Ps.	66,411	Ps.	301,907	Ps.	114,316	Ps.	1,281,314

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

7.            Additional information on assets and liabilities (continued)

	To mature in 1st Quarter		To mature in 2nd Quarter		To mature in 3rd Quarter		To mature in 4th Quarter		To mature in greater than 1 year		No fixed term		Past due			Total
Liabilities
Trade accounts payable	Ps.	324,066	Ps.	9,551	Ps.	37,688	Ps.	188	Ps.	416	Ps.	24,060	Ps.	31,142	Ps.	427,111
Short-term and long-term debt		499,031		98,405		29,253		138,092		853,166		294,955		-		1,912,902
Advances from customers		101,064		23,146		77,235		14,201		90,393		421		397		306,857
Other liabilities		118,759		76.874		10,608		5,519		74.674		309,989		1,394		597,817
	Ps.	1,042,920	Ps.	207,976	Ps.	154,784	Ps.	158,000	Ps.	1,018,649	Ps.	629,425	Ps.	32,933	Ps.	3,244,687

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current			Total
Investments	Ps.	-	Ps.	-	Ps.	104,811	Ps.	-	Ps.	174,157	Ps.	18,935	Ps.	297,903
Trade accounts receivable, net		112,684		13,789		563		154		327,818		28,180		483,188
Other receivables		2,890		32,035		31,896		4,579		217,122		211,701		500,223
Total assets	Ps.	115,574	Ps.	45,824	Ps.	137,270	Ps.	4,733	Ps.	719,097	Ps.	258,816	Ps.	1,281,314

Trade accounts payable	Ps.	117,310	Ps.	320	Ps.	-	Ps.	-	Ps.	286,433	Ps.	23,048	Ps.	427,111
Short and long-term debt		596,266		852,207		127,218		-		336,252		959		1,912,902
Advances from customers		-		2,551		300		-		216,164		87,842		306,857
Other liabilities		37,199		66,970		13,236		65,103		198,339		216,970		597,817
Total Liabilities	Ps.	750,775	Ps.	922,048	Ps.	140,754	Ps.	65,103	Ps.	1,037,188	Ps.	328,819	Ps.	3,244,687

8.            Balances and transactions with related parties

The balances with related parties as of June 30, 2011 and 2010 are as follows:

Related Parties	Trade accounts receivable, net				Other receivables								Inventories barter transaction of Caballito
	Current					Current				Non-Current			Current
		2011		2010		2011		2010		2011		2010	2011	2010
Cactus Argentina S.A. (1)	Ps.	-	Ps.	304	Ps.	-	Ps.	-	Ps.	-	Ps.	-	-	-
Agro-Uranga S.A. (1)		96		7		46		39		-		-	-	-
BrasilAgro (1)		-		-		-		-		-		-	-	-
Dolphin Fund PLC (9)		-		-		-		-		-		-	-	-
Advances to employees (7)		77		57		4,044		2,894		-		-	-	-
Directors		14		2		215		169		-		-	-	-
Estudio Zang, Bergel & Viñes (3)		-		-		9		22		-		-	-	-
Fundación IRSA (8)		33		41		1		5		-		-	-	-
Consultores Asset Management S.A. (10)		997		918		29		29		-		-	-	-
Inversiones Financieras del Sur S.A (5)		-		-		3,689		95		-		-	-	-
CYRSA S.A. (4)		1,761		1,669		11		8		-		-	-	25,155
New Lipstick LLC (2)		-		-		960		-		-		-	-	-
Lipstick Management LLC (2)		-		-		448		-		-		-	-	-
Tarshop SA (2)		660		-		13,863		-		-		-	-	-
Quality Invest SA (4)		799		-		241		-		-		-	-	-
TGLT SA (3)		658		-		1,680		-		-		-	51,999	-
Grupo MAEDA SA Agroindustrial (4)		-		-		-		-		18,761		-	-	-
IRSA Developments LP (14)		-		-		7		-		-		-	-	-
Banco Hipotecario S.A. (2)		225		354		-		-		-		-	-	-
Canteras Natal Crespo S.A. (4)		403		318		41		50		-		-	-	-
Consorcio Libertador S.A. (7)		140		-		16		20		-		-	-	-
Consorcio Dock del Plata (7)		-		883		-		2				-	-	-
Cresca S.A. (4)		350		182		528		5,219		10,596		-	-	-
Metroshop S.A. (4)		-		-		-		-		-		14,687	-	-
Museo de los niños (8)		1,781		1,111		-		-		-		-	-	-
Puerto Retiro S.A. (4)		58		59		63		31		-		-	-	-
Hersha Hospitality Trust (14)		-		-		2,690		2,087		-		-	-	-
Baicom Networks S.A. (4)		61		-		6		1		415		323	-	-
Rummaalá S.A. (13)		-		-		-		-		-		-	-	-
Elsztain Managing Partners Lim (11)		-		-		156		-		-		-	-	-
IRSA Real Estate Strategies LP (3)		-		-		64		-		-		-	-	-
Consorcio Torre Boston (7)		1,076		595		344		205		-		-	-	-
Total	Ps.	9,189	Ps.	6,500	Ps.	29,151	Ps.	10,876	Ps.	29,772	Ps.	15,010	51,999	25,155

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

8.            Balances and transactions with related parties (continued)

	Trade Accounts Payables						Loans
	Current				Non-Current		Current		Non-Current
Related Parties		2011		2010	2010		2010		2010
Cactus Argentina S.A. (1)	Ps.	-	Ps.	632	Ps.	-	Ps.	-	Ps.	-
Agro-Uranga S.A. (1)		178		36		-		-		-
BrasilAgro (1)		-		8		-		-		-
Advances to employees (7)		153		128		-		-		-
Directors		-		36		-		-		-
Estudio Zang, Bergel & Viñes (3)		1,241		708		-		-		-
Fundación IRSA (8)		1		-		-		-		-
Consultores Asset Management S.A. (10)		10		7		-		-		-
CYRSA S.A. (4)		1,725		1,006		-		-		-
New Lipstick LLC (2)		-		-		-		-		-
Lipstick Management LLC (2)		-		-		-		-		-
Tarshop SA (2)		5,533		-		-		-		-
Banco Hipotecario S.A. (2)		252		168		-		-		-
Canteras Natal Crespo S.A. (4)		-		-		-		-		-
Consorcio Libertador S.A. (7)		65		66		-		-		-
Consorcio Dock del Plata (7)		-		10		-		-		-
Cresca S.A. (4)		46		-		-		-		-
Metroshop S.A. (4)		-		-		12,158		-		-
Museo de los niños (8)		9		5		-		-		-
Puerto Retiro S.A. (4)		5		5		-		-		-
Hersha Hospitality Trust (14)		-		-		-		-		-
Baicom Networks S.A. (4)		-		-		-		-		-
Rummaalá S.A. (13)		-		-		-		-		-
Parque Arauco (3)		-		-		-		2,716		60,822
Consorcio Torre Boston (7)		836		-		-		-		-
Total	Ps.	10,054	Ps.	2,815	Ps.	12,158	Ps.	2,716	Ps.	60,822

	Other liabilities
	Current				Non-Current
Related Parties		2011		2010		2011		2010
CYRSA S.A. (4)	Ps.	43	Ps.	-	Ps.	-	Ps.	-
Quality Invest SA (4)		16		-		-		-
Banco Hipotecario S.A. (2)		-		21,070		-		-
Advances to employees (7)		1,000		-		-		-
Directors		16,004		24,994		20		20
Tarshop SA (2)		17,330		-		-		-
New Lipstick LLC (2)		622		-		-		-
Consultores Asset Management S.A. (10)		7,868		7,267		-		-
Fundación IRSA (8)		1,075		1,073		-		-
Estudio Zang, Bergel & Viñes (3)		308		-		-		-
IRSA Developments LP (14)		4		8		-		-
IRSA Real Estate Strategies LP (14)		8		8		-		-
Elsztain Managing Partners Lim (11)		53		-		-		-
Elsztain Managing Partners Maste		859		27		-		-
Consorcio Libertador S.A. (7)		4		4		-		-
Consorcio Dock del Plata S.A. (7)		-		3		-		-
FYO minority shareholders		-		134		-		-
Total	Ps.	45,194	Ps.	54,588	Ps.	20	Ps.	20

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

8.            Balances and transactions with related parties (continued)

The transactions with related parties as of June 30, 2011, 2010 and 2009 is as follows:

	Income for shared services and expenses						Fees
Related Parties	2011		2010		2009		2011		2010		2009
Alto Palermo S.A. (12)	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-
IRSA (1)		-		-		-		-		-		-
Tarjeta Shopping S.A. (12)		85		-		-		-		-		-
Consultores Asset Management S.A. (10)		-		-		-		(23,618)		(20,601)		(13,641)
CYRSA S.A. (4)		-		73		-		-		-		-
Canteras Natal Crespo S.A. (4)		48		48		48		-		-		-
Consorcio Libertador S.A. (7)		123		123		124		-		-		-
Consorcio Dock del Plata S.A. (7)		78		195		-		-		-		-
Estudio Zang, Bergel & Viñes		226		-		-		-		-		-
Directors		-		-		-		(52,862)		(50,198)
Consorcio Torre Boston (7)		-		54		-		-		-		-
Total	Ps.	560	Ps.	493	Ps.	172	Ps.	(76,480)	Ps.	(70,799)	Ps.	(13,641)

	Rent Expenses						Leases						Legal services
Related Parties	2011		2010		2009		2011		2010		2009		2011		2010		2009
Estudio Zang, Bergel & Viñes (3)	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	97	Ps.	-	Ps.	(7,708)	Ps.	(4,921)	Ps.	(5,532)
Cactus Argentina S.A. (1)		(1,304)		(2,090)		733		-		-		-		-		-		-
CYRSA S.A. (4)		-		-		-		4		24		225		-		-		-
Tarshop S.A.		-		-		-		3,954		-		-		-		-		-
Consultores Asset Management S.A.		-		-		-		99		-		-		-		-		-
Consorcio Libertador S.A. (7)		-		-		-		12		11		9		-		-		-
Advances to employees (7)		-		-		-		-		-		109		-		-		-
Total	Ps.	(1,304)	Ps.	(2,090)	Ps.	733	Ps.	4,069	Ps.	132	Ps.	343	Ps.	(7,708)	Ps.	(4,921)	Ps.	(5,532)

	Interest gain (loss)						Administrative services						Others
Related Parties	2011		2010		2009		2011		2010		2009		2011		2010		2009
Alto Palermo S.A. (12)	Ps.	-	Ps.	-	Ps.	923	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	243
IRSA (1)		-		-		1		-		-		-		-		-		-
Generals Stockholders		-		-		-		-		-		-		-		-		-
Inversora Bolivar S.A. (2)		-		-		-		-		-		(38)		-		-		(429)
BrasilAgro (1)		-		-		-		-		-		408		-		-		-
Canteras Natal Crespo S.A. (4)		4		100		83		-		-		-		-		-		-
Consorcio Libertador S.A. (7)		-		-		-		-		-		-		-		-		-
Consorcio Dock del Plata SA		-		-		-		-		-		-		-		-		-
CYRSA S.A. (4)		-		-		-		-		-		-		-		-		-
Consorcio Torre Boston		-		-		-		-		-		-		-		-		-
Cactus Argentina S.A. (1)		-		9		907		48		152		171		28		40		336
Consultores Asset Management S.A.		-		-		-		-		-		-		-		-		-
Cresca (4)		33		-		-		686		703		-		-		-		-
Inversiones Financieras del Sur S.A. (5)		2,566		804		1,111		-		-		-		-		-		-
Fundación IRSA (8)		-		-		-		-		-		-		(3,134)		5,592		1,730
Advances to employees (7)		380		95		205		-		-		-		-		-		-
Parque Arauco S.A. (6)		(315)		(8,049)		-		-		-		-		-		-		-
Tarshop S.A.		80		-		-		-		-		-		12,596		-		-
Directors		(4)		(9)		-		-		-		-		-		-		-
Agro-Uranga S.A. (1)		-		-		-		-		-		-		1,567		1,323		340
Total	Ps.	2,744	Ps.	(7,050)	Ps.	3,230	Ps.	734	Ps.	855	Ps.	541	Ps.	11,057	Ps.	6,955	Ps.	2,220

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

9. Sugar Cane Supply Contract between BrasilAgro and ETH Bioenergía (formerly Brenco)

On March 6, 2008, BrasilAgro entered into contracts for the exclusive provision to ETH Bioenergía, whereby ETH Bionenergía is contractually obligated to purchase the full production of two crop cycles of sugar cane comprising six agricultural years with five cuts, with the possibility of extending them for another full agricultural cycle upon prior agreement of the parties. The duration of each cycle may be extended, also upon prior agreement of the parties. One of the contracts involves farming to be implemented by BrasilAgro in an area of approximately 5,718 hectares in Fazanda Araucária, while the second one pertains to an approximate area of 3,669 hectares in Farmland  Alto Taquari.

For purposes of these contracts, the price of the sugar cane ton shall be the price fixed based on the total recoverable sugar in the cane, by ton of sugar cane effectively delivered, according to the production mix of the industrial unit involved.

Currently the Company is selling to ETF under this contract at the market price.

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

In December 2010, the Company made up a capital contribution to Cactus, increasing its shareholding interest to 80% and gained control over the entity. This entity is primarily involved in agro-industrial and industrial-related activities which require further processes to the cattle primary operations. Cactus owns a slaughter house which processes meat sourced from the Company's own cattle or other third parties as needed. Cattle is fed in Cactus's feedlots prior to being slaughtered and processed.

Upon gaining control of the entity and receiving consolidating information for Cactus, the CODM revised its internal reporting structure and made the following changes:

- The slaughtering and processing of meat and its associated feedlot operations are considered a separate business -although related- and is reviewed separately as such by the CODM. These activities are referred to in the reporting to the CODM as "Slaughtering and Feedlot business";

- The agricultural business of the Company now includes only farming activities or primary activities which do not have any industrial or industrial-related processes;

The "Agriculture business and the Slaughtering and Feedlot business" comprises the Company's Agribusiness activities; and,

- The Real Estate Business remained unchanged.

Each of the Agriculture, Slaughtering and Feedlot, and Real Estate businesses comprises several reportable segments which are described in detail further below. These changes in the current internal reporting structure have been retroactively reflected in the segment information of prior years. However, for the years ended June 30, 2010 and 2009, the Slaughtering and Feedlot business does not include the consolidated accounts of Cactus because the Company did not have control of the entity for those periods. Rather Cactus is reflected as an equity-method investee for those periods and performance measured based on the gain or loss from the equity investee.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

10. Segment information (continued)

Following is a description of the reportable segments within the Agricultural Slaughtering/ Feed Lot and Real Estate businesses of the Company.

A.       Agriculture business:

The Company’s agricultural operations are conducted through six business segments organized primarily on a product-line basis, with each segment offering a variety of different but interrelated products. The Company’s agricultural operations are subject to various risks, including but not limited to market prices for commodities, weather conditions and environmental concerns. One of the cornerstones of the Company is the transformation of farmland through its agricultural activities. Ultimately the Company may sell farmland to profit from land value appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations. Gains on the sale of farmland properties are presented in “Sales of farmlands” in the consolidated statements of income.

For all years presented the Company’s principal operations were located in Argentina, the country of domicile. For the years ended June 30, 2011 and 2010, the Company’s international operations were concentrated in Brazil through its equity investment in BrasilAgro. As discussed above, for the year ended June 30, 2011, the Company continued its business in Brazil while it expanded its international operations to Bolivia and Paraguay.

The Company’s business segments within the Agriculture business are as follows:

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

•         Non-Operating Segment includes gains or losses from equity investees and depreciation for corporate assets.

The Company evaluates the performance of its Agriculture business segments based on gross income (loss) from agricultural production plus gross income from sales - including sales of products and farmland- less selling and administrative expenses plus unrealized gains or losses on inventories. The column titled “Sub-Total Agriculture business” represents the addition of the segment gains or losses from the Crops (Domestic and International, as applicable), Beef Cattle, Milk, Feedlot (as applicable), Others and Farmland Sales Segments. Excluded from total segment gains or losses are the gains or losses from the other equity investees of the Company included in the Non-Operating Segment.

Accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intercompany transactions between segments, if any, are eliminated.

B.   Slaughtering and Feed lot business

The Company´s slaughtering and feed lot operations are conducted through its subsidiary Cactus. This segment’s main business is the production of meat under the so-called “feedlot fattening” method and slaughtering.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

10. Segment information (continued)

The feedlot cattle beef production is processed in Exportaciones Agroindustriales Argentina S.A.’s packing plant for the domestic and foreign markets. Feedlot fattening with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices. Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and finish them at Cactus.

The accounting policies of the segment are the same as those described in Note 3.

C.       Real Estate Business

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

Financial information for each segment follows:

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

Year ended June 30, 2011:		Agribusiness Activities																Real Estate Business
Statement of income data		Agricultural Business															Slaughtering and Feed lot business
																Agriculture business Subtotal			Development and sale of properties		Office and others		Shopping Centers		Hotel operations		Consumer financing		Financial operations and others		Subtotal Real Estatebusiness		Total
		Crops				Cattle Beef		Milk		Others		Farmland sales		Operating (i) Non
		Local		International
Agricultural production income	Ps.	259,215	Ps.	69,415	Ps.	46,574	Ps.	31,277	Ps.	-	Ps.	-	Ps.	-	Ps	406,481	-	Ps	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	406,481
Cost of agricultural production		(190,431)		(40,695)		(24,987)		(23,965)		-		-		-		(280,078)	-		-		-		-		-		-		-		-		(280,078)
(Loss) Gross income from
agricultural production		68,784		28,720		21,587		7,312		-		-		-		126,403	-		-		-		-		-		-		-		-		126,403
Sales (iii)		270,979		72,030		50,909		28,381		58,048		84,507		-		564,854	127,086		341,074		164,035		675,319		192,883		68,576		-		1,441,887		2,133,827
Cost of sales (iv		(241,093)		(64,409)		(58,034)		(28,381)		(41,383)		(29,906)		-		(463,206)	(123,271)		(252,894)		(36,940)		(187,652)		(119,765)		(22,488)		-		(619,739)		(1,206,216)
Gross income (loss)
from sales		29,886		7,621		(7,125)				16,665		54,601		-		101,648	3,815		88,180		127,095		487,667		73,118		46,088		-		822,148		927,611
Gross (Loss) profit		98,670		36,341		14,462		7,312		16,665		54,601		-		228,051	3,815		88,180		127,095		487,667		73,118		46,088		-		822,148		1,054,014
Unrealized gain / (loss) on inventories		(17,756)		1,297		69,752		-		217		-		-		53,510	538		128		1,012		-		-		-		-		1,140		55,188
Selling expenses		(45,837)		(7,054)		(2,461)		(1,405)		(4,717)		-		-		(61,474)	(8,029)		(15,396)		(5,283)		(40,229)		(20,923)		(24,873)		-		(106,704)		(176,207)
Administrative expenses		(23,837)		(5,250)		(14,192)		(1,739)		(3,273)		(3,542)		-		(51,833)	(4,530)		(41,425)		(43,029)		(67,935)		(40,318)		(6,946)		-		(199,653)		(256,016)
Gain from recognition of inventories at net realizable value		-		-		-		-		-		-		-		-	-		45,442		-		-		-		-		-		45,442		45,442
Net gain from retained interest in securitized receivables of consumer financing		-		-		-		-		-		-		-		-	-		-		-		-		-		4,707		-		4,707		4,707
(Loss) Gain on equity investees		-		-		-		-		-		-		3,328		-	(12,388)		443		-		41		9,682		9,298		118,956		138,420		126,032
Segment (loss) gain		11,240		25,334		67,561		4,168		8,892		51,059		-		168,254	(20,594)		77,372		79,795		379,544		21,559		28,274		118,956		705,500		853,160
Operating Margin (ii)		2.1%		17.9%		69.3%		7.0%		15.3%		60.4%		-		17.3%	(16.2%)		22.7%		48.6%		56.2%		11.2%		41.2%		0%		48.9%		33.6%
Depreciation		(3,680)		(671)		(1,732)		(1,078)		(554)		-		(1,217)		(8,932)	(783)		(200)		(28,792)		(136,498)		(14,565)		(902)		-		(180,957)		(190,672)
Balance Sheet Data
Assets	Ps.	445,977	Ps.	2,016,016	Ps.	317,414	Ps.	66,362	Ps.	36,803	Ps.	18,765	Ps.	543,704	Ps.	3,445,041	60,224	Ps.	757,009	Ps.	1,431,013	Ps.	2,126,750	Ps.	237,267	Ps.	37,710	Ps.	1,638,404	Ps.	6,228,153	Ps.	9,733,418

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

Year ended June 30, 2010:		Agribusiness Activities																	Real Estate Business
Statement of income data		Agricultural Business																Slaughtering and Feed lot business
																Agriculture business Subtotal				Development and sale of properties		Office and others		Shopping Centers		Hotel operations		Consumer financing		Financial operations and others		Subtotal Real Estatebusiness		Total
		Crops				Cattle Beef		Milk		Others		Farmland sales		Operating (i) Non
		Local		International
Agricultural production income	Ps.	143,772	Ps.	27,076	Ps.	20,830	Ps.	26,043	Ps.	-	Ps.	-	Ps.	-	Ps.	217,721	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	217,721
Cost of agricultural production		(132,301)		(27,423)		(21,850)		(20,383)		-		-		-		(201,957)		-		-		-		-		-		-		-		-		(201,957)
(Loss) Gross income from
agricultural production		11,471		(347)		(1,020)		5,660		-		-		-		15,764		-		-		-		-		-		-		-		-		15,764
Sales (iii)		164,522		30,129		39,274		24,415		50,497		18,557		-		327,394		-		225,567		156,592		529,841		159,894		265,346		-		1,337,240		1,664,634
Cost of sales (iv)		(148,077)		(27,552)		(46,682)		(24,415)		(38,102)		(4,825)		-		(289,653)		-		(99,893)		(35,705)		(164,265)		(103,191)		(99,470)		-		(502,524)		(792,177)
Gross income (loss)
from sales		16,445		2,577		(7,408)		-		12,395		13,732		-		37,741		-		125,674		120,887		365,576		56,703		165,876		-		834,716		872,457
Gross (Loss) profit		27,916		2,230		(8,428)		5,660		12,395		13,732		-		53,505		-		125,674		120,887		365,576		56,703		165,876		-		834,716		888,221
Unrealized gain / (loss) on inventories		1,515		(268)		84,349		-		(107)		-		-		85,489		-		730		361		-		-		-		-		1,091		86,580
Selling expenses		(23,127)		(4,481)		(2,550)		(540)		(3,355)		-		-		(34,053)		-		(2,388)		(4,452)		(37,134)		(16,509)		(124,918)		-		(185,401)		(219,454)
Administrative expenses		(19,440)		(7,203)		(12,329)		(2,229)		(1,839)		(1,346)		-		(44,386)		-		(35,079)		(45,679)		(54,335)		(35,074)		(25,125)		-		(195,292)		(239,678)
Gain from recognition of inventories at net realizable value		-		-		-		-		-		-		-		-		-		33,831		-		-		-		-		-		33,831		33,831
Net gain from retained interest in securitized receivables of consumer financing		-		-		-		-		-		-		-		-		-		-		-		-		-		37,470		-		37,470		37,470
(Loss) Gain on equity investees		-		-		-		-		-		-		(12,105)		-		(21,206)		1,907		-		40		5,990		-		152,479		160,416		139,210
Segment (loss) gain		(13,136)		(9,722)		61,042		2,891		7,094		12,386		-		60,555		(21,206)		124,675		71,117		274,147		11,110		53,303		152,479		686,831		726,180
Operating Margin (ii)		(4.3%)		(17%)		101.6%		5.7%		14%		66.7%		-		11.1%		0.0%		55.3%		45.4%		51.7%		6.9%		20.1%		-		51.4%		38.6%
Depreciation		(5,044)		-		(1,842)		(687)		(279)		-		(653)		(8,505)	-			(17,091)		(24,089)		(106,475)		(16,432)		(7,119)		-		(171,206)		(179,711)
Balance Sheet Data
Assets	Ps.	381,962	Ps.	442,276	Ps.	265,567	Ps.	51,330	Ps.	19,674	Ps.	3,162	Ps.	162,020	Ps.	1,325,991	Ps	2,357	Ps.	683,040	Ps.	1,104,047	Ps.	1,814,382	Ps.	239,278	Ps.	314,285	Ps.	1,354,508	Ps.	5,509,540	Ps.	6,837,888

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

Year ended June 30, 2009:		Agribusiness Activities																	Real Estate Business
Statement of income data		Agricultural Business																Slaughtering and Feed lot business
																Agriculture business Subtotal				Development and sale of properties		Office and others		Shopping Centers		Hotel operations		Consumer financing		Financial operations and others		Subtotal Real Estatebusiness		Total
		Crops				Cattle Beef		Milk		Others		Farmland sales		Operating (i) Non
		Local		International
Agricultural production income	Ps.	118,582	Ps.	15,597	Ps.	18,120	Ps.	20,213	Ps.	-	Ps.	-	Ps.	-	Ps.	172,512	Ps.		Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	172,512
Cost of agricultural production		(159,109)		(16,807)		(16,241)		(18,286)		-		-		-		(210,443)				-		-		-		-		-		-		-		(210,443)
(Loss) Gross income from
agricultural production		(40,527)		(1,210)		1,879		1,927		-		-		-		(37,931)				-		-		-		-		-		-		-		(37,931)
Sales (iii)		147,680		16,783		17,646		19,270		36,045		1,959		-		239,383				278,107		127,339		305,127		116,672		188,035		-		1,015,280		1,254,663
Cost of sales (iv)		(130,054)		(14,915)		(16,237)		(19,316)		(24,210)		(94)		-		(204,826)				(170,529)		(25,932)		(87,097)		(74,240)		(78,125)				(435,923)		(640,749)
Gross income (loss)
from sales		17,626		1,868		1,409		(46)		11,835		1,865		-		34,557				107,578		101,407		218,030		42,432		109,910		-		579,357		613,914
Gross (Loss) profit		(22,901)		658		3,288		1,881		11,835		1,865		-		(3,374)				107,578		101,407		218,030		42,432		109,910		-		579,357		575,983
Unrealized (loss) / gain on inventories		(691)		(183)		(860)		-		398		-		-		(1,336)				(145)		1,073		-		-		-		-		928		(408)
Selling expenses		(18,676)		(2,406)		(1,323)		(328)		(2,474)		-		-		(25,207)				(1,591)		(9,948)		(24,153)		(12,048)		(139,535)		-		(187,275)		(212,482)
Administrative expenses		(16,938)		(3,018)		(9,036)		(1,620)		(1,349)		(140)		-		(32,101)				(16,804)		(26,221)		(32,946)		(26,931)		339		-		(102,563)		(134,664)
Gain from recognition of inventories at net realizable value		-		-		-		-		-		-		-		-				9,237		-		-		-		-		-		9,237		9,237
Net loss in credit card trust Tarshop		-		-		-		-		-		-		-		-				-		-		-		-		(22,263)		-		(22,263)		(22,263)
Gain on equity investees		-		-		-		-		-		-		(38,216)		-		(2,780)		1,833		-		30		-		-		88,327		90,190		87,410
Segment gain (loss)		(59,206)		(4,949)		(7,931)		(67)		8,410		1,725		-		(62,018)		(2,780)		100,108		66,311		160,961		3,453		(51,549)		88,327		367,611		302,813
Operating Margin (ii)		(22.2%)		(15.3%)		(22.2%)		(0.2%)		23.3%		88.1%		-		(15.1%)		(2,780)		36.0%		52.1%		52.8%		3.0%		(27.4%)		-		36.2%		21.2%
Depreciation		(3,799)		(105)		(1,408)		(615)		(1,066)		-		(835)		(7,828)		-		(643)		(25,772)		(66,481)		(14,082)		(5,133)			-	(112,111)		(119,939)
Balance Sheet Data
Assets	Ps.	421,531	Ps.	250,773	Ps.	208,973	Ps.	44,645	Ps.	6,223	Ps.	9,121	Ps.	138,783	Ps..	1,103,031	Ps	22,982	Ps.	540,358	Ps.	1,036,959	Ps.	1,915,268	Ps.	232,848	Ps	174,865	Ps.	972,727	Ps.	4,873,025	Ps.	5,976,056

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

Income tax expense for the years ended June 30, 2011, 2010 and 2009 consists of the following:

	2011		2010		2009
Current income tax expense	Ps.	98,986	Ps.	82,743	Ps.	61,718
Deferred income tax expense		26,457		63,209		30,964
Income tax expense	Ps.	125,443	Ps.	145,952	Ps.	92,682

Resolution CD 93/2005 issued by CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This Resolution standard mandates companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent at the time of adoption of the standard. As a result, the Company elected to continue treating differences as permanent. The estimated effect as of June 30, 2011 that the adoption of the new criteria would have generated would be a decrease in shareholder’s equity of approximately Ps. 149.2 million.

Income tax expense for the years ended June 30, 2011, 2010 and 2009 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2011		2010		2009
Income tax expense at statutory tax rate on pretax income	Ps.	177,455	Ps.	180,672	Ps.	109,028
Donations		132		10		13
Inflation adjustment		17,830		24,837		22,388
Gain on equity investees		(45,210)		(53,443)		(23,257)
Financial income with tax exemption		-		-		(13,818)
Personal asset tax		2,969		2,945		3,721
Tax loss carryfoward recognized during the year		(15,819)		(41,826)		-
Non-Deductible expenses		4,861		3,003		3,271
Difference in previous tax return		249		-		-
Tax loss carryfowards prescripted		1,263		-		-
Change in valuation allowance		(7,172)		42,499		(244)
Others		(11,115)		(12,745)		(8,420)
Income tax expense	Ps.	125,443	Ps.	145,952	Ps.	92,682

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

11.          Income tax (continued)

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities as of June 30, 2011 and 2010 are presented below:

	2011		2010
Foreign currency	Ps.	(1,425)	Ps.	(48)
Tax loss carryforwards		183,403		124,273
Provisions and others		10,727		11,256
Other receivables		13,731		1,767
Property and equipment		(597,733)		(228,876)
Inventories		(95,255)		(58,629)
Prevision of deferred income tax		(33,105)		(60,504)
Short-term and long-term debts		(11,633)		(11,057)
Other liabilities		(13,753)		1,783
Trade accounts receivable		4,116		12,371
Advances from customers		44,536		37,712
Salaries and social security payable		2,244		1,835
Intangible assets		(10,140)		(10,742)
Investments		(19,162)		(3,618)
Net deferred tax liability	Ps.	(523,449)	Ps.	(182,477)

In assessing the recoverability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the current expiration period of tax loss carryforwards (5 years), the ultimate realization of the deferred income tax assets for income tax purposes is considered more likely than not.

As of June 30, 2011 and 2010 the Company and its subsidiaries had accumulated income tax loss carryforwards of approximately Ps. 528.0  million and Ps. 355.1 million, which, on an individual entity basis, may be offset against future years’ taxable income in accordance with income tax law. Such tax loss carryforwards expire at various dates through 2011  to 2016.

12.          Earnings per share

The following tables set forth the computation of basic and diluted net income per common share under Argentine GAAP for all periods presented:

	Year ended June 30,
	2011		2010		2009
Numerator:
Net income available to common shareholders.	Ps.	212,565	Ps.	185,406	Ps.	124,616
Net income available to common shareholders plus assumed conversions	Ps.	212,565	Ps.	185,406	Ps.	124,616

Denominator: Weighted-average number of shares outstanding		496,560,206		486,545,863		484,929,612
Plus: incremental shares of assumed conversions:
Warrants		62,355,168		62,355,168		59,242,907
Adjusted weighted-average number of shares		558,915,374		548,901,031		544,172,519

	Year ended June 30,
	2011		2010		2009
Basic and diluted EPS:
Basic net income per common share	Ps.	0.43	Ps.	0.38	Ps.	0.26
Diluted net income per common share		0.38		0.34		0.23

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

13.          Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2011		2010			2009
Cash and banks	Ps.	193,949	Ps.	80,919	Ps.	82,459
Current investments		575,061		278,968		345,541
Total cash and banks and current investments as per balance sheet		769,010		359,887		428,000
Less: Items not considered cash and cash equivalents
- Mutual Funds		(60,065)		(58,965)		(36,789)
- Pre 2009 bonds		-		-		(10,108)
- Pro 2012 bonds		-		-		(3,987)
- Participation trust certificates		-		(2,846)		(16,490)
- CPs on Tarshop		-		(124,671)		(136,231)
- Allowance for impairment of investments		-		7,423		10,198
- Global 2010 bonds		-		(132)		(67)
- Bocon Pro 1		-		-		(1)
- Mortgage Bonds		(477)		(918)		(1,198)
- Shares of public companies		(2,912)		(4,075)		(21,603)
- Others investments		(12)		(50)		(48)
Cash and cash equivalents as shown in the statement of cash flows	Ps.	705,544	Ps.	175,653	Ps.	211,676

14.          Litigation

A. Agriculture business

1.    Exagrind S.A. – “San Rafael” farm against Tali Sumaj and other damages and losses

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) (merged with the Company) on claims for damages and losses produced by a fire in “San Rafael” farm, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914 at the date the claim was filed.

In turn, the Company has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of the Company is awaiting the decision of the High Court of the Province of Catamarca.

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

B. Real Estate Business

1.  Llao Llao Resorts S.A.

LLao Llao Holdings S.A. ("LLH") (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts ("LLR"), as operator of the Llao Llao Hotel was sued in 1997 by the National Parks Administration ("NPA"), a governmental entity, seeking collection of US$ 2.9 million in Argentine External Debt Bonds ("EDB") relating to the unpaid balance of the additional sales price (related to the additional consideration for running the hotel called “Hotal Llao Llao”, for which LLH was awarded by  the resolution No. 1/91 of the National Parks Administration). The Court of First Instance sustained the demand. IRSA appealed the sentence but it was rejected by the Court of Appeals which demanded the Company to pay NPA an amount of US$ 3.8 million including interest, penalties and attorney’s fees. The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

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

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR lodged an appeal against the award for considering the amount excessively high. The auctioneer, in turn, lodged his appeal against the award for considering the amount excessively low. On November 26, 2010 the case was elevated to the Court of Appeals. On November 29, 2010 the proceedings were brought to a settlement stage between the parties. On February 3, 2011 the Court of Appeals granted the appeal filed by LLR as regards the restatement of interest in the amount of US$ 659. As a result, the judgment rendered by the trial court was reversed and LLR's debt was considered paid off as regards the settlement amount approved in the proceedings, with court costs being awarded to the plaintiff. Furthermore, the appeal remedy regarding fees awarded to the auctioneer, which were reduced from Ps. 1.8 million to Ps. 1.1 million.

Since LLR had a credit balance as regards the deposit made pursuant to settlement approved in the proceedings, on February 18, 2011 LLR filed a remedy for relief whereby it requested that the Court of Appeal issue a decision on the amount deposited in excess and order the eventual repayment to the defendant

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

14.          Litigation (continued)

The Court of Appeal ruled that the claim should be treated by the Court of original jurisdiction. Hence, the file was returned to the original Court. There, the auctioneer requested payment of the fees, which were decreased to Ps. 1.1 million plus VAT, after LLR’s appeal was favorable. LLR presented a proposal to pay the auctioneer’s fees settled, which will be withheld from the funds seized, from the freely disposable funds and from the funds invested in time deposits in dollars. Likewise, LLR requested professional fees to be settled and resolution of the pending clarifying remedy as to the amount deposited in excess.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps. 1,100 and Ps. 2,589 as of June 30, 2011 and 2010, respectively, such amount being recorded in Other current liabilities – Payable to National Parks Administration.

15.         Restricted assets

A.  Agriculture business

BrasilAgro has constituted a mortgage on 10,097 ha. of Farmland Cremaq, as payment guarantee of the loan agreement obtained in December 2009 from Banco do Nordeste – BNB and a deposit for Ps. 46,682 (equivalent to R$ 18,492) related to the funds obtained in June 2010 by the controlling party Jaborandi Ltda., paid to CDI.

B.  Real Estate Business

a)                    In a series of transactions, which occurred between 1999 and 2000, the Company, through IRSA, acquired from an unrelated party, 50 % of Puerto Retiro S.A., whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by IRSA, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not cancel the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. IRSA is vigorously defending against this case. Management and legal advisors of IRSA estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. IRSA’s investment in Puerto Retiro amounts to Ps. 54.37 million as of June 30, 2011.

b)                    The Company mortgaged the following properties under certain obligations:

Property	Net Book Value as of June 30, 2011
Edificio República	215,619
Caballito plot of land	49,699
Soleil Factory	68,715
Plots of land Bariloche	27,051
Zetol Plot of land	32,207
Suipacha 652	17,501
Predio San Martin	69,994
Vista Muelle Plot of land	21,654

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

15.         Restricted assets (continued)

c)                    As part of the securitization program a portion of the proceeds was retained by the trustee and maintained as a cash reserve to serve a collateral for the payment of amounts due of TDFs. Cash reserves flow back to Tarshop on a monthly basis according to a schedule until all TDFs are fully paid.

d)                     To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A. pursuant to the stock purchase agreement of Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A.

e)                    IRSA maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC ´s shares.

f)                    Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares and its amendments, APSA granted to Banco Hipotecario S.A. a security agreement over the Company’s Class I Notes, issued on May 11, 2007, for a face value of US$ 1.2 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

16.          Compensation plan for executive management

              The Company together with its related Company IRSA has a defined contribution plan covering its managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants  may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps.  4.8 million and Ps. 3.3 million for the years ended June 30, 2011 and 2010, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

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

17.                          Granted Guarantees

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery.  The Company has recourse against the non-performing party. As of June 30, 2011 and 2010, the value of transacted merchandise for which guarantees were granted amounted to Ps. 20.5 million and Ps. 9.5 million respectively. As of the date of these financial statements, there were no non-performing parties under the agreements for which the Company had to respond as guarantor. As of the date of these financial statements, the value of transacted merchandise for which guarantees were granted amounted to Ps. 7.3 million and Ps. 7.6 million respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

18.               Stock Purchase Option Plan

On August 11, 2010, the Board of Directors of BrasilAgro approved the creation of a stock option plan (the “BrasilAgro’s Option Plan”), authorizing the Company’s Board of Directors to grants equity-settled options to elected beneficiaries (i.e. employees). The beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the vesting conditions of options, were established in the BrasilAgro’s Option Plan. The vesting of this option is through the course of time. Each option grants the right to the beneficiary when exercised, to purchase 1 share of the Company for the exercise price established in the BrasilAgro’s Option Plan. The BrasilAgro’s Option Plan comprises 5 employees and the grant of 370,007 options at an exercise price of R$ 8.97 (Ps. 23.61) per share and may be exercised in full from August 12, 2012 through a period of 3 years. As of June 30, 2011 there were no options exercisable.

19.          Memorandum of understanding to renegotiate the concession agreement

On July 2, 2008, the company executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay a concession fee.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

Additionally, the company committed to reduce the concession area through the return of 30,000 hectares and its location will come up from a sketch agreed by the parties involved.

On July 6, 2011, Resolution 363 was issued in relation to the company Concession Contract, whereby the consideration payable to the Province for such concession shall not be less than 10% of the annual turnover obtained by development of the premises.

20.          BHSA exposure to public sector

As of June 30, 2011 and 2010, Banco Hipotecario S.A. had assets with the non-financial public sector for Ps. 663,879 and 2,251,808, respectively, booked in its financial statements.

Through Communication “A” 4546 of July 9, 2006, regarding the assistance to the Public Sector, it was established that as from July 1, 2007, such limit was 35% (average measured) of total Assets of the last day of the previous month.

As of June 30, 2011 and 2010 the assistance to the Public Sector reaches 5.8% and 20.2%, from total Assets, respectively.

Banco Hipotecario’s Treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of the Banco Hipotecario S.A. resolved to delegate upon the Board of Directors of the Bank the decision to pay with the treasury shares in portfolio the DAA or StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

20.          BHSA exposure to public sector (continued)

On April 13, 2011, the Special Shareholders’ Meeting of Banco Hipotecario decided to authorize the Board of Directors to sell treasury shares in the open market, reducing to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company's capital stock in any given period of 12 months.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in IRSA’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

Banco Hipotecario’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010.

The availability of this dividend is liable to BCRA’s approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. The BCRA has not yet issued its approval.

As per the Company’s holding, it is entitled to Ps. 30.5 million.

21.           Counting at Estancia Los Pozos

In 2010 during the annual cattle count held at Estancia Los Pozos, it was detected that the number of head of cattle had decreased. As the Company had filed a report with Unidad Regional No. 5, in Joaquín V. González, Province of Salta, involving procedures by the Criminal Court No. 1, Metán, Province of Salta seeking to find out the reason for such decrease.

In this sense, the Company has provided the court with all information and documentation requested by the trial judge and has retained a criminal law firm to pursue the proceedings and the potential extension of services if necessary, which are currently under way, the effects of the difference indicated above were recognized in the prior fiscal year.

22.                  Compulsory expropriation order of the lot owned by Canteras Natal Crespo

On April 8, 2011, Canteras Natal Crespo S.A. a jointly control subsidiary (Canteras) and Caminos de las Sierras S.A. (Caminos) subscribed an agreement by means of which Canteras granted Caminos an occupation permit and the possession over a piece of land of approximately 2 hectare 8,250 square meters (portion), located on provincial road E-55 in the Province of Córdoba, so that Caminos performed the works necessary for the toll road, based on the Concession agreement subscribed with the provincial Government.

With the aim of completely and adequately affecting the area to road works to be performed by Caminos, the land will be subject to the Compulsory Expropriation Regime ruled by Provincial Act No. 6,394 and its complementary rulings. The management and fulfillment of all the requirements provided by this Act will be exclusively in charge of Caminos, who shall start the proceedings within ninety (90) days as from the date of subscription of the Agreement.

The appraisal of the piece of land will be in charge of the Provincial General Appraisal Council (Council) or the organization and/or entity established to replace it. Caminos has committed to the payment of compensation resulting from the appraisal performed by the Council plus 10% of the amount (compensation). As advance payment, Caminos gave the amount of Ps. 0.8 million. Once the appraisal is performed, Caminos shall pay Canteras the positive difference resulting from the compensation and the advances. The payment term shall be ninety (90) days from the Council’s resolution. Should the compensation be less than the amount advanced by Caminos, the amount already collected by Canteras will automatically be the final value for the piece of land and the existing difference shall be considered as repayment for the damages immediately and directly derived from the expropriation. As of the date these financial statements were issued, Canteras had granted Caminos the possession of the piece of land.

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

On April 15, 2011 the Company entered into an agreement with Gensar S.A. whereby the latter is entitled to buy one of the plots of land that form part of the commercial undertaking of mixed use next to which the Company is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land.

As of the date these financial statements are issued, the Municipality has not yet rendered a decision on purchase sale contract indicated above. As a result, pursuant to the provisions that require prior control on potential conveyance deeds of plots of lands by the Municipality, such title conveyance deeds have yet to be executed.

Consequently, in accordance with the provisions of the special regime by means of which the Town Hall previously controls eventual deed of lands, the deed has not yet been executed.

24.         Treasury stock

During 2009, the Company  acquired 30 million shares of own stock for US$ 21.0 million and Ps.1.7 million in cash following a Board of Directors' resolution dated October of 2008.

As per Argentine Corporations Law, an entity has a period of one year from acquisition to sell or otherwise dispose of treasury stock unless an extension is provided for in a shareholders meeting.

In November 2009, the Board of Directors assigned 25 million shares of treasury stock to the shareholders on a pro rata basis. After this assignment, the Company holds 5 million shares of treasury stock

In October 2011, the General Ordinary and Extraordinary Shareholders’ Meeting approved the allocation of treasury stock to the incentive program (See Note 27).

25.          Meeting of shareholders

The General Shareholders’  meeting held on December 9, 2010 approved the following by majority of votes:

1)      Distributing dividends exclusively in cash for Ps. 69 million to the shareholders in the proportion of their respective interests.

2)      And reversing the “New Project Reserve”, prior to such distribution and previously provided by the shareholders meeting for Ps. 69 million.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

25.          Meeting of shareholders (continued)

On March 11, 2011, in view that the Company has realized net income as of December 31, 2010 and based on the financial statements prepared in accordance with applicable laws, the Company's bylaws and applicable regulations governing listed companies, the Board of Directors unanimously approved the reallocation of the dividend approved by the Shareholders’  Meeting held on December 9, 2010 as dividend in advance for the current year. This reallocation was ratified by the Regular Shareholders’  Meeting held on April 12, 2011.

26.         Compliance with currently applicable environmental rules and regulations

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

27.          Subsequent events

Issuance of Non-convertible Notes Class VIII

On August 29, 2011, the Board of Directors approved the Pricing Supplement for the issuance of the Fourth Series of Non-convertible Notes Class VIII under the Program approved by the Shareholders’ Meeting in an amount of up to US$ 150 million.

Later, between August 30 and September 2, 2011, the Fourth Series of simple Non-convertible Notes was subscribed. They were issued on September 7, 2011 and had already been collected at that date.

Corporate Notes Class VIII, denominated in US$ for a nominal amount of US$ 60 million, are due 36 months after the issue date and fully repayable at maturity. They shall bear interest at a fixed rate of 7.5% payable semiannually on September 7 and March 7 each year.

Barter – Beruti plot of land

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

On July 15, 2011, TGLT S.A. filed a review remedy against the ruling that ordered the injunction, which was granted on the same date.

Moreover, on August 3, 2011, APSA filed an appeal against the first instance ruling that granted the injunction and suspended construction works. Such appeal was lodged with the Court of Appeals, Division II, and has not been decided upon yet. Furthermore, on August 15, 2011 the answer to the complaint in due time and form was acknowledged.

Change Metroshop´s corporate name

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. Metroshop will continue providing its services, which have been broadened in scope:

-               Consumer finance

-               Issuance and marketing of credit cards.

-               Performance of any type of agency and representation.

-               Management of administrative, advertising and commercial activities.

Such amendments were registered with the Public Registry of Commerce on August 29, 2011 under number 17,795.

Nuevo Puerto Santa Fe S.A.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

27.          Subsequent events (continued)

On August 18, 2011, upon meeting the conditions governing the purchase and sale of shares of Nuevo Puerto Santa Fe S.A. (NPSF), the transfer of shares was perfected. Furthermore, NPSF and Casino Puerto Sante Fe (CPSF) entered into a sublease agreement which replaces the previous lease agreement originally held by NPFS.

As agreed by the parties, the balance shall be payable in 19 equal, monthly and consecutives installments.

Supertel Hospitality Inc

On November 16,2011, the Company reports that Real Estate Strategies L.P. (“RES L.P.”), an investment vehicle managed and indirectly wholly owned by the Company, has entered into a purchase agreement with Supertel Hospitality Inc. (“Supertel”), subject to Supertel’s shareholders’’ approval and to the investor company satisfaction with certain Supertel’s debt restructuring.

In the case the conditions mentioned above were met, RES L.P. will invest US$20 million in exchange of two million newly issued Preferred Shares, which will also include an option to purchase, up to an additional million preferred shares for a price of US$ 10 per share.

The preferred shares will bear an annual 6.25% preferred dividend; vote with the common stock, subject to certain voting limitations, and subject to ownership limitations, will be convertible into common stock of Supertel at the rate of ten shares for each share of preferred stock for a period of 5 years.

As part of the Agreement, RES L.P. will also receive warrants to purchase 20 million shares of common stock, which may be increased up to 30 million shares pro rata with RES L.P.’s exercise of the option for additional preferred shares. Subject to ownership limitations, these warrants are exercisable at any time with an exercise price of US$ 1.20 per share for a period of 5 years (with forced exercise under certain conditions after 3 years).

The transaction is anticipated to close within 90 days, subject to the fullfilment of the aforementioned precedent conditions in connection to the approval of Supertel shareholders’, and to RES L.P. satisfaction with certain Supertel’s debt restructuring.

Sale of Property Thames

On September 7, 2011, the Company sold to an unrelated party the property located at Thames Street No. 1868 in San Justo, Buenos Aires, for US$ 4.7 million, fully collected as of the date of these financial statements.

Purchase of shares of Arcos del Gourmet S.A.

On September 7, 2011 APSA acquired shares from minority shareholders representing 8.185% of Arcos del Gourmet S.A.’s common stock and votes. The total price amounted to US$ 8 million and was fully paid at that date.

Furthermore, the Company and minorities shareholders agreed to modify the variable price of the shares acquired on 2009, representing forty (40%) of Arcos del Gourmet S.A.’s common stock and votes  mentioned in Note 2. f). The new variable price was fixed on 10% of the investment required to develop the project.

 Shareholders Meeting

The Ordinary and Extraordinary Shareholders Meeting held on October 31, 2011, approved, among others issues, the following:

-      Annual report and financial statements ended June 30, 2011;

-      Ratification of the advance dividend settled by the Board of Director for Ps. 69,000 and payment of the amount of Ps. 63,800 in cash.

-      Corporate reorganization by merger into Agrology;

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

27.         Subsequent events (continued)

-      Allocation of treasury stock to the incentive plan aimed at the Company’s employees for up to 1% of the Company’s Equity through the allocation of the equivalent amount in treasury stocks, delegating on the Board of Directors the most extensive powers to fix the price, term, form, methods, time and the rest of the conditions to implement the plan; and

-      Extending the amount of the Global Program to Issue Corporate Bonds in place for up to a further US$ 150 million (or its equivalent in other currencies).

Long-term incentive program

In September 2011, the Company established a plan pursuant to which eligible employees may voluntarily join the plan by written notice of acceptance. Pursuant to the plan, participants may contribute up to 7.5% of their annual bonus compensation to a separated fund. The Company matches the participant's contribution by a concurrent contribution equal to 10 times the participant's. The Company will acquire treasury shares with both the participant's and its own contributions. These shares will be put in a trust. The abovementioned contributions are solely valid for the first year of the plan. Subsequent terms and conditions will be defined after next year-end.

Sale of farm San Pedro

On September 28, 2011 BrasilAgro sold farm San Pedro, a rural property located in the Municipio Chapadão do Céu – GO with a total surface of 2,447 hectares, 1,724 hectares of which are used for agricultural purposes, for the equivalent in R$ to 580,000 soybean seed bags. The sale is part of BrasilAgro business strategy, and seeks to derive both income from agricultural production and gains from the sale of real estate property.

The buyer made a down payment of R$ 2,250 (or Ps. 5,030), equivalent to 50,000 soybean seed bags. The balance is to be paid in five installments; the first one is due on March 30, 2012 and amounts to 160,000 soybean bags, while the other four equal annual installments due on March 30 each year amount to 92,500 soybean bags each. The deal was priced at R$ 26.1 million, generating a profit to approximate Ps. 40 million.

The property was acquired in September 2006 and the total amount invested for acquisition and development purposes was R$ 10.1 million.

As from September 30, 2011, in view of the long-term nature of the receivables, BrasilAgro expects to assess the value of receivables based on the future market price of soybean on each installment payment date (or else based on estimates and quotes from "brokers" when/if there is no pricing in the futures market on the payment due date) and to determine the exchange rate US$/R$ on that same date (insofar as the soybean futures price is denominated in US Dollars), so that the resulting value is then discounted to its net present value by using an average rate of 10.86% p.a. The adjustment to the present value of income made for the quarter ended September 30, 2011 amounts to R$ 2,809 (or Ps. 7,163).

Purchase of shares of IRSA

During the first quarter of fiscal year 2012, the Company purchased 31,924,842 shares in IRSA, which represents 5.52% of the total outstanding shares. Based on this, the Company’s share in IRSA amounts to 63.22%.

Creation of Consumo Centro private financial trust

On October 7, 2011, Metroshop, as trustor, together with Comafi Fiduciario Financiero S.A., acting as trustee of the “Fideicomiso Financiero Privado Yatasto”, as original holder, created a private financial trust called "Consumo Centro", which was assigned by Metroshop under trust the legal ownership of certain receivables that were not in good standing, including personal loans, credit card receivables and refinanced receivables generated by Metroshop in the ordinary course of business, and which shall issue pass-throughs in favor of the original holder.

The receivables assigned under trust amount to about Ps. 39.3 million.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

27.         Subsequent events (continued)

As from such assignment, Metroshop will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the assignment in trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by Metroshop between August 26, 2011, cutoff date, and September 30, 2011, which amount to Ps. 0.15  million, were transferred on October 7, 2011 to a Argentine pesos-denominated checking account held by the Company at Banco Comafi for a total amount of Ps. 1.8 million.

Acquisition of shares of Bitania 26 S.A.

On December 13, 2011, IRSA (through a subsidiary) acquired 49% of Bitania 26 S.A.’s common stock, owner company of Hotel “Esplendor Savoy” in the city of Rosario. The total price amounted to Ps. 21,390.

28.          Differences between Argentine GAAP and US GAAP

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

The following reconciliation to US GAAP does not include the reversal of the adjustments to the Consolidated Financial Statements for the effects of inflation, because the application of this standard represents a comprehensive measure of the effects of price level changes in the Argentine economy.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.          Differences between Argentine GAAP and US GAAP (Continued)

I. Differences in measurement methods

	Year ended June 30,
Reconciliation of net income:		2011		2010		2009

Net income as reported under Argentine GAAP attributable to Cresud	Ps.	212,565	Ps.	185,406	Ps.	124,616
US GAAP adjustments:
- Impact of US GAAP adjustments on equity investees (Note 28.I.a))		34,397		(26,393)		(88,774)
- Valuation of inventories (Note 28.I.b))		(47,611)		(52,344)		5,782
- Deferred income tax (Note 28.I.c))		21,539		55,068		(105,928)
- Elimination of gain on acquisition of non-controlling interest (Note 28.I.d))		32		32		32
- Available-for-sale securities (Note 28.I.e))		(357)		14,885		(6,946)
- Effect of US GAAP adjustments on management fee (Note 28.I.f))		(60,689)		(888)		892
- Reversal of gain recognized for assets held for sale (Note 28.I.g))		-		-		885
- Accounting for warrants (Note 28.I.h))		(23,022)		(23,812)		88,184
- Depreciation of fixed assets (Note 28.I.j))		552		536		587
- Pre-operating expenses (Note 28.I.k))		2,137		(7,991)		(9,783)
- Accounting for IRSA Step Acquisition (Note 28.I.m))		17,287		39,852		71,433
- Securitization accounting (Note 28.I.n))		-		(2,280)		5,543
- Present-value accounting (Note 28.I.o))		(4,074)		(2,182)		12,578
- Reversal of previously recognized impairment losses (Note 28.I.p))		3,206		3,114		783
- Accounting for real estate barter transactions (Note 28.I.q)).		(24,560)		735		9,272
- Differences in basis relating to purchase accounting (Note 28.I.ab))		604,737		58,470		-
- Reversal of loss (gain) from valuation of real estate inventories at net realizable value (Note 28.I.r))		2,331		(6,552)		7,778
- Software developed or obtained for internal use (Note 28.I.t))		7		49		44
- Reversal of capitalized financial costs (Note 28.I.(u))		(1,657)		(1,984)		(54,506)
- Debtor’s accounting for a modification of APSA convertible debt instruments (Note 28.I.v))		(483)		(167)		(111)
- Revenue recognition – deferred commissions (Note 28.I.w.1))		(10,363)		(3,187)		(3,005)
- Revenue recognition – scheduled rent increases (Note 28.I.w.2))		14,969		17,015		5,145
- Deferred revenues – insurance and origination fees (Note 28.I.w.3))		(2,139)		22,925		(2,533)
- Amortization of fees related to Series II of APSA Non Convertible Notes (Note 28.I.y))		(133)		(97)		53
- Recognition of put option (Note 28.I.z)		48,461		(3,582)		(40,334)
- Acquisition of non-controlling interest in IRSA (Note 28.I.ac.1))		(741)		(563)		-
- Acquisition of non-controlling interest in APSA (Note 28.I.ac.2))		(1,385)		-		-
- Disposal of business (Note 28.I.ad))		32,838		-		-
- Allowance for loan losses of credit card portfolio of Metroshop (Note 28.I.ae))		(2,088)		-		-
- Non-controlling interest (Note 28.I.x) and 28.II.u))		(56,992)		(72,666)		94,900
- Net income under US GAAP.	Ps.	758,764	Ps.	193,399	Ps.	116,587
- Non-controlling interest (Note 28.I.x) and 28.II.u))		239,985		257,510		(690)
- Net income under US GAAP.	Ps.	998,749	Ps.	450,909	Ps.	115,897

Earnings per share under US GAAP attributable to Cresud (Note 28.II.g)):
Basic net income per common share	Ps.	1.53	Ps.	0.40	Ps.	0.24
Diluted net income per common share	Ps.	1.38	Ps.	0.38	Ps.	0.12

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.          Differences between Argentine GAAP and US GAAP (Continued)

I. Differences in measurement methods (Continued)

	As of June 30,
Reconciliation of shareholders’ equity:		2011		2010

Total shareholders’ equity under Argentine GAAP attributable to Cresud	Ps.	2,213,537	Ps.	1,968,193
US GAAP adjustments:
- Impact of US GAAP adjustments on equity investees (Note 28.I.a))		(46,689)		(40,958)
- Valuation of inventories (Note 28.I.b))		(135,889)		(88,278)
- Deferred income tax (Note 28.I.c))		(166,195)		(216,960)
- Elimination of gain on acquisition of non-controlling interest (Note 28.I.d))		(977)		(1,009)
- Debtor’s accounting for a modification of APSA convertible debt instruments (Note 28.I.v))		-		483
- Accounting for warrants (Note 28.I.h))		(127,768)		(104,750)
- Effect of US GAAP adjustments on management fee (Note 28.I.f))		(37,850)		22,839
- Depreciation of fixed assets (Note 28.I.j))		(7,280)		(7,832)
- Pre-operating expenses (Note 28.I.k))		(22,807)		(24,944)
- Accounting for IRSA Step Acquisition (Note 28.I.m))		301,920		296,978
- Differences in basis relating to purchase accounting (Note 28.I.ab))		674,388		69,651
- Mortgage payable with no stated interest rate (Note 28.I.l))		(2,029)		(2,029)
- Present-value accounting (Note 28.I.o))		14,995		19,166
- Reversal of previously recognized impairment losses (Note 28.I.p))		(99,766)		(102,972)
- Accounting for real estate barter transactions (Note 28.I.q))		(53,969)		(29,409)
- Reversal of loss (gain) from valuation of real estate inventories at net realizable value (Note 28.I.r))		(16,388)		(18,719)
- Appraisal revaluation of fixed assets (Note 28.I.s))		(3,953)		(3,953)
- Software developed or obtained for internal use (Note 28.I.t))		-		(7)
- Reversal of capitalized financial costs (Note 28.I.(u))		(70,961)		(69,304)
- Revenue recognition – deferred commissions (Note 28.I.w.1))		(35,447)		(25,084)
- Revenue recognition – scheduled rent increases (Note 28.I.w.2))		51,992		37,023
- Deferred revenues – insurance and origination fees (Note 28.I.w.3))		-		(12,603)
- Amortization of fee related to Series II of APSA Non-Convertible Notes (Note 28.I.y))		49		182
- Recognition of put option (Note 28.I z))		-		(48,461)
- Accounting for investment in Hersha Hospitality Trust and TGLT (Note 28.I.aa))		151,391		111,444
- Acquisition of non-controlling interest in IRSA (Note 28.I.ac.1))		11,899		13,930
- Acquisition of non-controlling interest in APSA (Note 28.I.ac.2))		(208,952)		-
- Allowance for loan losses of credit card portfolio of Metroshop (Note 28.I.ae))		(2,088)		-
- Non-controlling interest on adjustments above.		80,328		115,036
- Shareholders’ equity under US GAAP attributable to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria.	Ps.	2,461,491	Ps.	1,857,653
- Non-controlling interest (Note 28.I.x) and 28.II.u))		2,220,650		1,436,236
- Shareholders’ equity under US GAAP	Ps.	4,682,141	Ps.	3,293,889

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                       Differences in measurement methods (Continued)

Description of changes in shareholders’ equity under US GAAP:	Year ended June 30,
	2011			2010
	Cresud	Non-controlling interest	Total	Cresud	Non-controlling interest	Total
- Shareholders’ equity at the beginning of the year	Ps. 1,857,653	1,436,236	3,293,889	Ps. 1,535,321	1,055,252	2,590,573
- Distribution of cash dividends	(69,000)	(121,406)	(190,406)	(60,000)	(37,262)	(97,262)
- Exercise of warrants – par value	2	-	2	22	-	22
- Additional paid-in-capital-warrants	15	-	15	152	-	152
- Non-controlling shareholders´contribution.	-	114,159	114,159	-	79,629	79,629
- Other comprehensive income (Note 28.II.p))	(28,301)	(22,285)	(50,586)	144,495	108,092	252,587
- Other acquisitions of non-controlling interest.	(1,290)	(35,446)	(36,736)	14,496	(39,135)	(24,639)
- Acquisition of non-controlling interest of APSA	(207,567)	(290,234)	(497,801)	-	-	-
- Capital reduction	-	(12,770)	(12,770)	-	-	-
- Effect of Consolidation BrasilAgro/Cactus	-	900,796	900,796	-	-	-
- Cumulative adjustments for accounting charges in BHSA (Note 28.I.a))	49,449	-	49,449	-	-	-
- Additional paid-in-capital - Stock option plan	1,012	1,610	2,622	-	-	-
- Foreign currency translation	100,754	9,844	110,598	29,768	-	29,768
- Sell of non-controlling interest	-	161	161	-	73	73
- Non-controlling interest in Arcos	-	-	-	-	12,077	12,077
- Net income under US GAAP	758,764	239,985	998,749	193,399	257,510	450,909
- Shareholders’ equity as of the end of the year	Ps. 2,461,491	2,220,650	4,682,141	Ps. 1,857,653	1,436,236	3,293,889

Description of reconciling items:

a)    Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As of June 30, 2011, the equity investees of the Company are BHSA, BACSA, Manibil, New Lipstick LLC, Rigby 183 LLC, Tarshop and AgroUranga.

IRSA:

As discussed in Note 2.b), during fiscal year ended June 30, 2009 the Company acquired an additional 11.57% equity interest in IRSA and started consolidating IRSA´s accounts as from October 1, 2008. Accordingly, as of June 30, 2009, the investment in IRSA is no longer reflected as an equity investee of the Company.

The reconciling item includes the impact of the US GAAP adjustments to the financial statements of equity investees prepared under Argentine GAAP were a loss of Ps. 16.4 million the years ended June 30, 2009.

Banco Hipotecario and Banco de Crédito y Securitización:

During the years ended June 30, 2011, 2010 and 2009, the Company acquired additional shares in BHSA. These acquisitions were accounted for under the purchase method of accounting under Argentine GAAP. The majority of the assets carrying value of these short-term assets approximates fair value. In these acquisitions, the fair value of BHSA's net assets exceeded the purchase price paid. When the fair value of the net assets acquired exceeds the consideration paid, negative goodwill exists under Argentine GAAP. Under Argentine GAAP, non-financial assets were written down against the negative goodwill in these acquisitions. The remaining negative goodwill was recognized as a gain in the respective periods. Accordingly for the years ended June 30, 2011, 2010 and 2009, the Company recorded gains of Ps. 14.8 million, Ps. 70.4 million and Ps. 99.8 million, respectively as a result of these transactions.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

a)                   Impact of US GAAP adjustments on equity investees (continued)

US GAAP requires that the difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary. The difference at the date of purchasing the additional shares in BHSA between the cost of the investment and underlying equity in net assets was accounted for according to its nature. The Company applied the provisions of ASC N° 805 “Business Combination” (ASC No. 805), in assigning this difference. Under US GAAP authoritative literature, the concept of a "bargain purchase" (the purchase price was substantially lower than the fair value of the underlying net assets) does not apply to an equity method investment since the investor does not control the underlying assets of the investee and therefore would not be able to realize the gain by selling the underlying assets of the investee to unlock this gain. Accordingly, under US GAAP the reconciling item includes the reversal of the gains of Ps. 14.8 million, Ps. 70.4 million and Ps. 99.8 million for the years ended June 30, 2011, 2010 and 2009, respectively. Under US GAAP these gains are deferred and will be recognized upon consolidation or selling of the shares of BHSA.

Including the impact of the reversal of the gain explained above the US GAAP adjustments on the Company´s equity investees in BHSA related primary to (i) troubled debt restructuring; (ii) loan loss reserves; (iii) loan origination fees and costs; (iv) securitization of mortgaged loans; (vi) impairment of fore-closed assets; and (vii) consolidation of variable interest entities, among others. The US GAAP adjustments also include the effect of the elimination of intercompany results generated in the disposal of business related to Tarshop and Metroshop as mentioned in note 28.I.ad). The impact of US GAAP adjustments related to BHSA were a gain of Ps. 68.7 million, an losses of Ps. 26.8 million and of Ps 72.3 million for the years ended June 30, 2011, 2010 and 2009, respectively; net of Ps. (83.5) million, Ps. 188.3 million and Ps. (38.6) million of other comprehensive income adjustments for the years ended June 30, 2011, 2010 and 2009 and the recognition of cumulative adjustments for accounting charges (related to the consolidation of variable interest entities for adoption of ASU 2009-01) to shareholders´equity of Ps. 49.5 million for the year ended, June 30, 2011.

Metropolitan – New Lipstick:

As mentioned in Note 2.f), in July 2008 the Company acquired a 30% interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), and  had recognized a zero value on its investment since acquisition as the share in Metropolitan’s losses exceeded its equity interest.

As also discussed in Note 2.f), in November 2010, Metropolitan 885 Third Avenue Leasehold LLC (the “Metropolitan Leasehold” and subsidiary of Metropolitan) presented a plan of reorganization (the “Plan”). The Plan was approved by the Company’s Members and the corresponding jurisdiction Court  and it became effective on December 30, 2010. The Plan provides for, among other things, the reduction and restructuring of the financial debt and the extinguishment of 100% of the Parent Company, the Holding Company and the Junior Mezz membership interest in the Property Owner and issuance of the membership interest in the reorganized debtor to New Lipstick LLC, a newly formed entity in which the Company changed its member class and holds a 49% interest. In exchange for the 49% interest in New Lipstick LLC, IRSA made a US$ 15.3 million capital contribution, and surrendered its rights for the put option for the 50% of the shareholding initially acquired in Metropolitan, which amounted to approximately US$ 11.3 million as of the date of reorganization.

Argentine GAAP does not provide specific rules about this type of reorganizations. Under US GAAP, the Company applies the provisions of ASC No. 852 “Reorganizations”, Following ASC No. 852, if the reorganization value of the emerging entity immediately before the date of court approval is less than the total of liabilities, and the holders of existing voting shares immediately before court approval receive less than 50 percent of the voting shares of the emerging entity, fresh start accounting must be applied.  The reorganization value of the entity shall be assigned to the entity's assets and liabilities in conformity with the procedures specified in ASC No. 805, “Business Combinations” (“ASC No. 805”) when the entity applies fresh start accounting. Accordingly, Metropolitan has recognized the results of the plan and the deconsolidation of its investment, and New Lipstick LLC has applied fresh start accounting.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

a)  Impact of US GAAP adjustments on equity investees (continued)

However, the results of the reorganization did not impact the results of IRSA under both US GAAP and Argentine GAAP since the Company had recognized a zero value on this investment as the share in Metropolitan’s losses exceeded its equity interest. Under Argentine GAAP, the investment in New Lipstick LLC is also accounted under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The original cost includes the cash contribution and the put option settled as part of the transaction. There are no differences with US GAAP in the recorded cost of the investment. For purposes of the reconciliation, the company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. The US GAAP adjustments on the New Lipstick LLC equity investee related primary to (i) revenue recognition and schedule rent increases of the lessees where the entity is the lessor; (ii) the straight line of the ground lessee where the entity is a lessee; and (iii) acquisition costs. The net US GAAP adjustment on the results of the investment in New Lipstick LLC amounts to a loss of Ps. 35.6 million for the year ended June 30, 2011.

Rigby 183 LLC:

In December 2010, the Company together with other shareholders (unrelated parties to the Company) formed Rigby 183 LLC (“Rigby 183”), for the purpose of acquiring a real estate property located in New York. At the date of formation, the Company held a 57% interest in Rigby 183. However, on March 31, 2011, the Company sold an 8% interest in Rigby 183 to CAM Communications LP, an unrelated party to the Company. As a result, as from the date of disposal, the Company held a 49% interest in Rigby 183. There is a limited liability agreement signed between the shareholders upon formation of Rigby 183 (the “Agreement”), which requires that certain significant decisions shall be taken with the majority of the voting rights plus the affirmative vote of one of the other of Rigby 183.

These decisions are central to the operation of Rigby 183 and, considering the Agreement, cannot be taken unilaterally by the Company. Therefore, upon formation of Rigby 183, the Company does not have the power to direct or cause the direction of the management and policies of Rigby 183.

Under Argentine GAAP, and considering the Agreement mentioned in previous paragraph, the Company concluded that, as from the date of acquisition, the Company exercised joint control over Rigby 183 through its 57% interest over that Company. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, investments in joint ventures where the Company exercises joint control are accounted under the proportionate consolidation method. However, Technical Resolution N° 21 also establishes that the financial statements of companies over which temporary control or joint control exists shall not be consolidated or proportionally consolidated. Temporary control or joint control exists when the investor expects to sale or dispose the investment acquired within one year since acquisition. Considering that, since the date of disposition of the 8% interest in Rigby 183, the Company exercised significant influence instead of joint control over this investment; the Company concluded that temporary joint control existed as of the date of formation of Rigby 183. Therefore, under Argentine GAAP, the Company accounted for its investment in Rigby 183 under the equity method of accounting since the date of its formation.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

a)       Impact of US GAAP adjustments on equity investees (continued)

Under US GAAP similar Argentine GAAP since the Company does not exercise control over its investment in Rigby 183, the equity method of accounting was applied since the date of its formation, in accordance with ASC No. 323, “Investments-Equity Method and Joint Ventures” (“ASC No. 323”).

For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on its equity investee, Rigby 183, which related primary to (i) differences in the accounting for operating leases; and (ii) differences in the accounting for business combinations. The net US GAAP adjustment on the investment in Rigby 183 amounts to a loss of Ps. 3.2 million for the year ended June 30, 2011.

Tarshop:

APSA sold an 80% in Tarshop on September 13, 2010, and deconsolidated the subsidiary as of that date. As from September 13, 2010, APSA maintains a 20% interest in Tarshop and accounts for its investment under the equity method of accounting. The US GAAP adjustments on APSA’s equity investee related primary to (i) loan loss reserves; (ii) loan origination fees and costs and (iii) consolidation of variable interest entities. The impact of the US GAAP adjustments to the financial statements of Tarshop prepared under Argentine GAAP were a gain of Ps. 2.9 million.

Under Argentine GAAP, APSA recognized the non-controlling investment retained under the equity method at the date control was lost. Under US GAAP APSA recognized the non-controlling investment retained at its fair value at the date control was lost. The US GAAP adjustment on APSA´s equity investee amounted to Ps. 9.6 million. The net impact to equity of the adjustments described above amount to Ps. 6.9 million as of June 30, 2011.

The remaining 80% interest in Tarshop is held by BHSA, an equity method investee of the Company, as further described above. Accordingly, the US GAAP adjustments on the Company’s equity investment in BHSA include also the portion of the US GAAP adjustments in Tarshop generated by the Company’s equity interest in BHSA.

As a result of the explanation on this note, the US GAAP adjustment on equity investee are summarized below:

	Year ended June 30,
	2011		2010		2009
Equity Investees – Adjustments to net income
- Banco Hipotecario S.A.	Ps.	68,692	Ps.	(26,369)	Ps.	(72,330)
- New Lipstick LLC		(35,582)		-		-
- Rigby 183 LLC		3,175		-		-
- Tarshop S.A .		2,925		-		-
- IRSA S.A .		-		-		(16,391)
- Agricultural equity investee		(4,813)		(24)		(53)
Total net income adjustments to US GAAP	Ps.	34,397	Ps.	(26,393)	Ps.	(88,774)

	Year ended June 30,
	2011		2010
Equity Investees – Adjustments to shareholder’s equity
- Banco Hipotecario S.A.	Ps.	(8,941)	Ps.	(40,534)
- New Lipstick LLC		(35,582)		-
- Rigby 183 LLC		3,175		-
- Tarshop S.A .		(6,923)		-
- Agricultural equity investee		1,582		(424)
Total equity adjustments to US GAAP	Ps.	(46,689)	Ps.	(40,958)

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

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

As of June 30, 2011 and 2010 the significant difference between Argentine and US GAAP is due to the increase of beef cattle prices.

c)  Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740, “Income Taxes”, (“ASC No. 740”). However, as discussed in Note 11, following Resolution CD/93/2003 issued by CPCECABA, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

Under US GAAP, the Company applies ASC No. 830 "Foreign currency matters" (ASC No. 830), which requires such differences to be treated as temporary differences in calculating deferred income taxes.

In addition, the US GAAP adjustment includes the effect of deferred income taxes on the reconciling items, as appropriate.

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business (Metroshop S.A.), as the future realization of their tax benefits is not considered by management to be more likely than not. The Company recognized tax loss carry forwards for an amount of Ps. 6.7 million. The legal expiration period for this tax loss carry forwards is five years. In its assessment, the Company has considered the near-term projections of the consumer financing business segment after measures taken by the Company to streamline the operations.

Also, the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, the Company considered the ultimate realization of these tax credits to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

ASC No. 740 prescribes more detailed and specific guidance related to the assessment of the need for a valuation allowance. US GAAP requires the weighting of positive and negative evidence in accordance with its objective verifiability. Furthermore, it indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome thereby requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When assessing whether a company's deferred tax asset will be realized, a company's recent losses or near-term expected losses will generally carry more weight in the assessment than its prior historic profitability or its longer-term projected profitability (which is typically more subjective in nature). Therefore, the existence of a 3-year cumulative loss in a jurisdiction, particularly if it includes multiple periods of significant annual losses without recent evidence of turnaround, will effectively preclude consideration of future profitability in most instances as being objectively verifiable.

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

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

c)  Deferred income tax (continued)

Accordingly, under US GAAP, a full valuation allowance has been provided for the net deferred tax assets and tax credits related to tax on minimum presumed income related to the consumer financing business segment amounting to Ps. 10.1 million and the tax effects on US GAAP adjustments.

d)  Elimination of gain on acquisition of non-controlling interest

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

e)  Available-for-sale securities

As of June 30, 2011 and 2010, the Company´s available for sale securities include mutual funds, shares of public companies, mortgage bonds and government bonds.

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

Under Argentine GAAP, available-for-sale securities are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to ASC No. 320 “Investments – Debt and Equity Securities” ("ASC No. 320"), these investments are classified as available-for-sale securities and, accordingly, unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity. ASC No. 320 also states that for individual available-for-sale securities, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. See Note 28.II.p).

              f)    Effect of US GAAP adjustments on management fee

As discussed in Note 28.II.o), the Company entered into a Management Agreement with CAMSA, pursuant to which CAMSA provides agricultural advisory services and certain other administration services to the Company.

The Company pays CAMSA an annual fee equivalent to 10% of the after-tax net income of the Company for these services. The reconciliation to US GAAP includes the effects of the US GAAP adjustments on management fee.

g)         Reversal of gain recognized for asset held for sale

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

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

g) Reversal of gain recognized for asset held for sale (continued)

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

              h) Accounting for Warrants

In March 2008, the Company issued 180 million warrants as part of the issuance of common stock. Under Argentine GAAP, proceeds from the issuance were allocated to the shares and warrants issued based on the relative fair market value estimated upon subscription. The fair value of the warrants was calculated using the Black-Scholes method as of the date of issuance. Under Argentine GAAP, the warrants were considered an equity instrument and the portion of the proceeds allocated to the warrants was recorded as additional paid-in capital. The warrant agreement requires that the Company file, and use best efforts to cause to be declared and keep effective, a registration statement covering the issuance of the shares underlying the warrants. However, the warrant agreement fails to specify the remedies, if any, that would be available to warrant holders in the event there is no effective registration statement covering the issuance of shares underlying the warrants. Under US GAAP, the accounting of the warrants as a derivative liability is required under ASC No. 815-40 “Derivatives and Hedging” (ASC No. 815-40) (formerly EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”) due to the absence in the warrant agreement of provisions addressing the exercise of the warrants in the absence of an effective registration statement. Under ASC No. 815-40, the registration of the common stock underlying the warrants is not within the Company's control. In addition, under ASC No. 815-40, in the absence of explicit provisions to the contrary in the warrant agreement, the Company must assume that it could be required to settle the warrants on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. Under the provisions of ASC No. 815-40, a contract designated as a liability must be carried at full fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations. Under US GAAP, the proceeds were allocated first to the warrants on a full fair value basis with the residual allocated to common stock. The fair value of the warrants was Ps. 115.2 million as of the date of issuance. The US GAAP adjustment to equity represents the reclassification of additional paid-in capital to liability for such amount. The US GAAP adjustment to income represents the change in the fair value of the warrants to Ps. 23,2 million and Ps. 23.8 million for the year ended of June 30, 2011 and 2010, respectively. Also, amounts of Ps. 0.02 million and Ps. 0.2 million of warrants were exercised as of June 30, 2011 and 2010 respectively. As such, these amounts were reclassified from liabilities to equity.

 i)     Accounting for uncertainty in income taxes

On July 1, 2007, the Company adopted ASC No. 740, “Income Taxes”, (“ASC No. 740). ASC No. 740 addresses the accounting and disclosure of uncertain tax positions. ASC No. 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with ASC No. 740 and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit.

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

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

j)     Depreciation of fixed assets

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

k)       Pre-operating expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-opening activities and other start-up costs. These costs are amortized under the straight-line method generally over a period of three years. Under US GAAP, pursuant to ASC 720-15 - “Other Expenses-Start-up Costs” (“ASC No. 720-15”), such costs are charged to income as incurred. The US GAAP adjustment for the years ended June 30, 2011, 2010 and 2009 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expense on costs capitalized under Argentine GAAP and expensed under US GAAP.

l)     Mortgage payable with no stated interest rate

                In 1991, IRSA obtained a non-interest bearing mortgage with a face value of US$ 3,300 to acquire a property (Suipacha 652/64). Under Argentine GAAP, IRSA did not make any fair value adjustment for this non-interest bearing mortgage. Under US GAAP however, the non-interest bearing mortgage held by IRSA was recorded at the estimated market value of the note. IRSA used an interest rate of 12%, which approximated its weighted-average borrowing rate, in determining the present value of this debt. This mortgage was fully repaid in November 1996. As a result, the carrying value of the acquired property was decreased by Ps. 2,000. This adjustment gives rise to differences in depreciation expense and is included in the line item “Accounting for IRSA Step Acquisition” in the US GAAP reconciliation.

m)   Accounting for IRSA Step Acquisition

As discussed in Note 2.b), on October 1, 2008, the Company acquired an additional 11.57% equity interest in IRSA and increased its ownership interest to 54.01% and started consolidating the subsidiary as from that date (the “IRSA Step Acquisition”).

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

Under Argentine GAAP, when negative goodwill exists, any identifiable acquired intangible assets are not recognized. Negative goodwill is recognized as follows, as appropriate in the circumstances: (i) the portion of negative goodwill associated with future expected losses is recognized in income as losses are incurred; and/or (ii) the amount of negative goodwill exceeding the amount represented by the interest acquired over the non-monetary assets is recognized in income at acquisition date; and/or (iii) the amount of negative goodwill not exceeding the amount represented by the interest acquired over the non-monetary assets is deferred and amortized to income under the straight line method over the weighted average useful lives of the identifiable net assets of the acquired value and negative goodwill was recognized and amortized under the straight-line method over 20 years.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

m)   Accounting for IRSA Step Acquisition (continued)

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

This allocation process resulted in the change of the cost basis of the net assets of IRSA as of September 30, 2008 creating a new cost basis of these assets for Cresud after the Step Acquisition and the recognition of intangible assets for approximately Ps. 33 million (basically in-place leases) which were assigned a zero value under Argentine GAAP.

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

Subsequent to October 1, 2008, IRSA sold to third parties certain of its assets (i.e. primarily buildings). The gain on the sale of these assets was determined by comparison between their cost basis to the Company and the consideration received. These assets had a different cost basis between Argentine GAAP and US GAAP on the Company’s books, generally resulting in a lower cost basis under US GAAP. Consequently, the reconciling item also includes the adjustment to account for a higher gain under US GAAP.

n)      Securitization accounting

The Company enters into ongoing revolving-period securitization programs transferring credit card receivables to trusts in exchange for cash and retained interests in the trusts (known as “CPs”). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to the Company on a monthly basis according to a schedule until all TDFs are fully paid.

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

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

n)      Securitization accounting (continued)

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

Under US GAAP, prior to July 1, 2010 the Company adopted SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, as amended by SFAS 156, both of them codified under the topic ASC No. 860 “Transfers and Servicing” (“ASC No. 860”). ASC No. 860 required an entity to recognize the financial and servicing assets it controls and the liabilities it had incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets were allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. Furthermore, the Company considered that the securitization programs through which it transfers receivables to financial trusts qualify as QSPEs. ASC No. 860 also provided guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of ASC No. 860, separately recognized servicing assets and servicing liabilities had to be initially measured at fair value, if practicable. Subsequent to initial recognition, the Company might have used either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. Following ASC No. 860, the Company elected the amortization method and assessed the increase in the obligation of the servicing liability based on fair value.

Prior to July 1, 2010, the retained interests in securitized credit card receivables were treated as an equity security classified as available-for-sale in accordance with ASC No. 320 “Investments – Debt and Equity Securities” (“ASC No. 320”), and were carried at fair value. At the time of securitization, the retained interest was initially recorded at the basis allocated in accordance with ASC No. 860. This original cost basis was periodically adjusted to fair value, which was based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projected cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) were recorded as a component of other comprehensive income. ASC No. 320 also stated that for individual securities classified as available-for-sale an enterprise should determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income should be reclassified into the statement of operations. Cash reserves were considered retained interests and as such they were considered in calculating the gain or loss on the sale of receivables under US GAAP.

Effective July 1, 2010, the Company implemented new accounting guidance provided by SFAS 166 and 167 (ASU 2009-16 and ASU 2009-17, respectively, under the new codification), which amend the accounting for the transfers of financial assets and the consolidation of variable interest entities (VIEs).

The new guidance eliminates the concept of qualified special purpose entities (“QSPEs”) that were previously exempt from consolidation and introduces a new framework for determining the primary beneficiary of a VIE. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. Therefore, the Company must evaluate all existing securitization trusts that qualify as QSPEs to determine whether they must be consolidated in accordance with ASU 2009-17. Under the new guidance, the primary beneficiary is the party that has both (1) the power to direct the activities of an entity that most significantly impact the VIE’s economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, the Company considers all facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes, first, identifying the activities that most significantly impact the VIE’s economic performance; and second, identifying which party, if any, has power over those activities.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

n)      Securitization accounting (continued)

As a consequence of this assessment, the Company was deemed to be the primary beneficiary of these securitization trusts because the Company (through its subsidiaries) has the power to direct the activities of these VIEs through its servicing responsibilities and duties. The Company also through its retained interests held in these securitizations has the obligation to absorb losses or the right to receive benefits from the VIE.

Therefore, the Company must, under ASC 810-10-65, measure the components of those newly consolidated financial trusts at their carrying amounts as of the adoption date. The Company must determine the amounts of the assets, liabilities, and non-controlling interests of the newly consolidated financial trusts, that would have been recorded in the Company’s financial statements as of July 1st 2010, as if ASU 2009-17 had been effective as of the date of the Company’s initial involvement with the financial trusts. Any difference between the net amount added (assets less liabilities of each financial trusts where the Company is primary beneficiary) from the Company’s balance sheet and the amount of any previously recognized retained interest is recognized as a cumulative-effect adjustment to retained earnings as of June 30, 2010.

The company determined that the difference between (i) the net amount that should be added as of June 30, 2010 (carrying amounts of assets less liabilities of each financial trusts), and (ii) the amount of the retained interest related to securitization programs, is not material. Therefore, no adjustments to retained earnings were recognized under US GAAP as of June 30, 2010. The amount of retained interest as of June 30, 2010 was as follows:

	Cost		Estimated unrealized (loss) (i)		Fair value (ii)
Retained Interest as of June 30, 2010	Ps.	119,576	Ps.	(4,457)	Ps.	115,119

These retained interests were treated as an equity securities classified as available-for-sale in accordance with ASC No. 320, and were carried at fair value. As of July 1, 2010, in accordance with the new accounting standards, the estimated unrealized losses were reclassified to retained earnings (loss) and the company must consolidate its VIEs in which it had retained interests and for which it is the primary beneficiary. The table below presents the assets and liabilities of the financial trusts which have been consolidated for US GAAP purposes:

	July 1, 2010
Total Assets (1)	Ps.	268,692
Total Liabilities (2)	Ps.	151,559
CPs	Ps.	117,133

(1)     Included cash and due from banks, credit card receivables net of allowances and other assets.

(2)     Included debt securities and other liabilities.

On September 13, 2010, APSA sold 80% of Tarshop’s capital stock thus retaining an equity interest of 20% in such entity. At the date of the sale, APSA deconsolidated the subsidiary (Tarshop) and recognized a gain for the sale of 80% capital stock in accordance with ASC No. 810 amounting to Ps. 28.8 million. Therefore, no reconciliation adjustments were recorded since such date regarding Tarshop securitization programs.

Provided below is an analysis of the securitization accounting adjustments as of June 30, 2010, including a description of each significant component, where appropriate.

The shareholders’ equity adjustments as of such date represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts were carried at the lower of their

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

n)      Securitization accounting (continued)

equity value and their fair value. Under US GAAP those retained interests were considered available-for-sale securities in accordance with ASC No. 320 and, as a result, were carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity as of June 30, 2010 are as follows:

	2010
Equity value, net of allowances, as reported under Argentine GAAP	Ps.	144,913
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(29,794)
Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.	115,119
Estimated fair value of retained interests related to securitization programs that qualified as a sale under US GAAP		115,119
US GAAP adjustment	Ps.	-

The US GAAP adjustments affecting net income as reported under Argentine GAAP for the year ended June 30, 2010, are as follows:

	2010
Reversal of gains recognized under Argentine GAAP	Ps.	(6,374)
Recognition of gains under US GAAP on the sale of receivables		4,094
US GAAP adjustment	Ps.	(2,280)

Regarding receivables transferred in connection with the Company’s securitization programs that qualified for sale treatment under US GAAP, neither the Company nor the trustee have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the TDF holders. Under no circumstances neither the Company nor the trustee are required to repurchase the securitized receivables. Furthermore, the agreements relating to the securitization stipulate that the rights of the beneficiaries (TDF holders) will not be affected by any financial or liquidity failure of either the trustee or the Company. The agreements also state that the transfer qualifies as a non-recourse transfer of receivables since if receivables are not collected in full, neither the trustee nor the Company is obligated to use its own cash flows to cover any potential shortfall or collection failure.

The following summarizes the changes in the balance of the Company's retained interests for the year ended June 30, 2010:

	Cost		Estimated unrealized gain (loss)		Fair value (i)
Balance as of June 30, 2009	PPs.	134,659	PPs.	(6,737)	PPs.	127,922
Increase in retained interest		56,724		-		56,724
Liquidation of retained interests		(71,807)		-		(71,807)
Change in unrealized gain		-		2,280		2,280
Balance as of June 30, 2010	PPs.	119,576	PPs.	(4,457)	PPs.	115,119

(i)     Unrealized gains for the year ended June 30, 2010 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

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

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

o)      Present-value accounting

Under Argentine GAAP, certain tax credits and liabilities are measured present-valued as of year-end. Under US GAAP, present valuing or discounting of these assets is precluded. The US GAAP adjustments amount to a loss of Ps. 4.1 million and Ps. 2.2 million for the years ended June 30, 2011 and 2010, respectively, and a gain of Ps. 12.6 for the year ended June 30, 2009.

p)         Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed for the years ended June 30, 2011, 2010 and 2009 amounted to Ps. 1.1 million, Ps. 1.2 million and Ps. 0.3 million respectively. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Previously impairment losses reversed under Argentine GAAP increased the asset cost giving rise to higher depreciation expense. These higher depreciation charges are reversed under US GAAP which for the years ended June 30, 2011 and, 2010 amounted to Ps. 4.3 million and for the year June 30, 2009 amounted to Ps. 1.1 million.

Therefore, the US GAAP adjustment represents the net effect of (i) a loss for the reversal of previously recognized impairment losses under Argentine GAAP and (ii) a gain for lower depreciation charges under US GAAP.

q)       Accounting for real estate barter transactions

In the ordinary course of business, IRSA enters into certain non-monetary transactions with third parties pursuant to which IRSA sells parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 2.f. for details of the transactions.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized at the time of the exchange. Under Argentine GAAP, the Company recorded gains of Ps. 51.6 million, nil and Ps. 2.6 million for the years ended June 30, 2011, 2010 and 2009, respectively.

Under US GAAP, IRSA applied the provisions of ASC No. 845 (“ASC 845”), “Non-monetary Transactions”. ASC No. 845 requires exchanges of non-monetary assets be measured based on the fair value of the assets exchanged and eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have "commercial substance."

Under ASC No. 845 IRSA determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

Furthermore, the Company completed certain barter transactions where IRSA does not receive a down payment or receives a down payment which is less than 10% of the sales price, As these transactions involved the exchange of real estate and the amount of the monetary consideration was not significant, IRSA concluded that the exchange is a nonmonetary transaction, and considered the guidance in ASC No. 360-20 "Property, Plant and Equipment - Real Estate" ("ASC No. 360-20") for the recognition of gain . IRSA accounted for these barter transactions under the deposit method as prescribed in ASC 360-20. Under the deposit method IRSA does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the buyer has assumed the liability. IRSA discloses that those items are subject to a sales contract. Therefore, under US GAAP, in these cases any gain recognized under Argentine GAAP is reversed. During the year ended June 30, 2011, IRSA completed a barter transaction with TGLT whereby IRSA exchanged a plot of land located in the neighborhood of Caballito for residential units to be constructed in the future. Therefore, IRSA determined that the gain related to this transaction of Ps. 43.4 million should be reversed for US GAAP.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

q)  Accounting for real estate barter transactions (continued)

IRSA completed through APSA another barter transaction (i.e. the agreement with TGLT to barter the Beruti plot of land, whereby IRSA exchanged a parcel of land for monetary consideration and residential units to be constructed in the future. IRSA recognized a gain of Ps. 20.5 million on this transaction under Argentine GAAP. Under US GAAP, IRSA evaluated the guidance and considered that this transaction is partly monetary and non-monetary. The gain of the non-monetary exchange of land for finished units will be deferred until the units are finished and delivered to IRSA. Once that delivery occurs, IRSA will evaluate if the non-monetary transaction qualifies for gain recognition under ASC No. 845. For the monetary portion of the transaction, IRSA follows ASC 845-10-15-15 through 16 and considering that: i) the sale is consummated, ii) consideration has been exchanged, iii) the cash received is not subject to future subordination, and iv) the risks and rewards of ownership have been transferred, IRSA concluded that the transaction met the criteria for sale recognition under ASC 360. Therefore, IRSA determined that the gain related to the non-monetary portion of the transaction of Ps. 8.2 million should be reversed for US GAAP while maintaining the gain of Ps.12.3 million for the monetary portion of the transaction. The gain under US GAAP was calculated as the total gain multiplied by a factor determined as the consideration received over the sum of the consideration plus the fair value of the item received.

For the years ended June 30, 2011, 2010 and 2009, a total gain related to barter transactions of Ps. 51.6, nil and Ps. 1.9 million, respectively, recorded under Argentine GAAP, was reversed under US GAAP. However, the US GAAP adjustment also reflects the effect of gains of Ps. 27.0 million, Ps. 0.7 million and Ps. 11.2 million, for the years ended June 30, 2011, 2010 and 2009, respectively, related to the conclusion of barter transactions originated in prior years for which the related results have been previously recognized for Argentine GAAP purposes.

r)     Reversal of the (loss) gain from valuation of real estate inventories at net realizable value

Under Argentine GAAP, inventories for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of year-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. The US GAAP adjustment for the year ended June 30, 2011, represents:

(i)                   the reversal of the gain of Ps. 15.0 million related to the sale of Rosario plot of land recognized under Argentine GAAP;

(ii)                 the recognition of a gain of Ps. 1.2 million related to the sale of Carlos Gardel plot of land since the conditions for revenue related to a prior transaction were fulfilled for US GAAP purposes, recognized under Argentine GAAP in previously years, and

(iii)                the recognition of a gain of Ps. 16.5 million related to the sale of unit of Caballito Nuevo and the reversal of a gain of Ps. 0.4 million related to El Encuentro.

s)   Appraisal revaluation of fixed assets

Under Argentine GAAP, APSA recognized a parcel of land acquired prior to June 30, 1986 at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders' equity. Under Argentine GAAP, this appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

Under US GAAP, this parcel of land was recorded at original cost and therefore this reserve has been reversed. Since land is not amortized, there is no impact to the Consolidated Statement of Operations.

t)   Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs related to software developed or obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of ASC No. 350-40 “Intangibles - Goodwill and Other - Internal-Use” (“ASC No. 350-40”).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

t)   Software developed or obtained for internal use (continued)

The US GAAP adjustment for the years ended June 30, 2011, 2010 and 2009 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expense on costs capitalized under Argentine GAAP and expensed under US GAAP. As of June 30, 2011, these costs were fully amortized under Argentine GAAP.

u)       Reversal of capitalized financial costs

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the years ended June 30, 2011, 2010 and 2009 related to the PAMSA project. Under US GAAP, the Company applied the provisions of ASC No. 835-20 “Interest - Capitalization of Interest” (“ASC No. 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC No. 835-20. The US GAAP reconciling item represents the net effect of  reversing the foreign exchange differences capitalized under Argentine GAAP related to the acquisition and construction of PAMSA and Horizons for the years ended June 30, 2011, 2010 and 2009 amounting to a loss of Ps. (1.6) million, a loss of Ps. 2.0 million and a gain of Ps. 54.5 million, respectively. Reversal of capitalized financial costs in fixed assets, gives rise to differences in depreciation expense in US GAAP, which is included in this adjustment.

v)       Debtor’s accounting for a modification of APSA convertible debt instruments

In August 2002 the Company´s subsidiary APSA issued US$ 50 million of Convertible Notes (the “APSA Convertible Notes). Under US GAAP, the Company applied ASC No. 470-20, “Debt – Debt with Conversion and Other Options”, (“ASC No. 470-20”), formerly APB No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. Under US GAAP, the Company applied the guidance in ASC No. 470-20 regarding Accounting for convertible securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios. ASC No. 470-20 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceed equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). Under US GAAP, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

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

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

v) Debtor’s accounting for a modification of APSA convertible debt instruments (continued)

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

Any one of the three criteria needs to be met to account for the modification of the debt instrument (or exchange of debt instruments) as an extinguishment. When the result of the three-pronged evaluation above results in a conclusion that a convertible debt instrument has been modified (and not extinguished), the Task Force affirme as a final consensus that any increase in the fair value of the embedded conversion option should reduce the carrying value of the debt instrument (with a corresponding increase to additional paid-in capital), but any decrease in the fair value of the embedded conversion option is ignored.

Based on the analysis performed, neither of criteria 1, 2 or 3 above were met. Accordingly, the change of the debt instrument was not accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively, amounting to Ps. 0.5 million, Ps. 0.2 million and Ps. 0.1 million for the years ended June 30, 2011, 2010 and 2009.

 w)   Revenue recognition

w.1) Deferred commissions

Under Argentine GAAP, lease commissions earned are recognized at the time a transaction is successfully completed. A transaction is considered successfully concluded when both parties have signed the related lease contract. Under US GAAP, lease commissions are deferred and amortized to income over the term of the respective leases.

w.2) Scheduled rent increases

Under Argentine GAAP, revenue from “non-cancelable” leases subject to rent escalation clauses is recognized when the escalated payment is due rather than recognizing the effects of the scheduled rent increases under the straight-line method over the lease term. Under US GAAP, the Company applied the provisions of ASC No. 840, “Leases”, (“ASC No. 840”), and accordingly recognized escalated rental revenue under the straight-line method over the term of the leases.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

w)   Revenue recognition (continued)

w.2) Scheduled rent increases (continued)

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

ASC No. 840 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered "noncancelable" for purposes of this definition.

Based on the provisions of ASC No. 840, the Company concluded that, even though the lease are cancelable, lessees would incur significant "economic penalties" if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

The Company reached this conclusion based on the factors mentioned in ASC No. 840, including (i) the offices and shopping centers’ geographical location and accessibility; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants' significant expenses in renovation, maintenance and improvements.

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

w.3) Deferred revenues - insurance and origination fees

Under Argentine GAAP, the Company, through its investments in Tarshop, accounted for revenues from life and disability insurance and origination fees related to credit card and personal loans receivables on an up-front basis. Under US GAAP, revenue from life and disability insurance and origination fees is recognized to income on a straight line basis over the term of the respective underlying receivables. APSA sold an 80% in Tarshop on September 13, 2010, and deconsolidated the subsidiary as of that date. As from September 13, 2010, APSA maintains a 20% interest in Tarshop and accounts for its investment under the equity method of accounting. Therefore, there is no longer a US GAAP adjustment to equity for this item as of June 30, 2011. The US GAAP adjustment to income for the year ended June 30, 2011 related to the deferral of these revenues through the date  Tarshop was deconsolidated with APSA. Any US GAAP adjustment related to this item is included in the determination of the equity investment in Tarshop.

x)       Non-controlling interest

Effective July 1, 2009, the Company applies the provisions of ASC 810 “Consolidation”. Pursuant to ASC 810-10-45-15, non-controlling interest is (i) reported as part of equity of the consolidated group; (ii) recorded separately from the parent´s interests; and (iii) clearly identified and labeled to distinguish it from other components of the parent´s equity. The Company has non-controlling interests in more than one subsidiary. The Company determined that all of its non-controlling interests should be reclassified to equity. This reclassification has been made retroactively for all periods presented.

The adjustment represents the effect of the foregoing US GAAP adjustments on the non-controlling interests under Argentine GAAP.

For additional disclosures related to non-controlling interest see Note 28.II.u).

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

y)     Amortization of fees related to Series II of APSA Non Convertible Notes

Under Argentine GAAP, fees and expenses relating to Series II of APSA Non Convertible Notes are amortized on a straight-line method over the term of the notes (5 years). Under US GAAP, following the ASC No. 310-20 (“ASC No. 310-20”), “Receivables – Nonrefundable Fees and Other Costs”, such costs are amortized over the same period using the effective interest method. The US GAAP adjustments amount to a loss of Ps. 0.1 million and Ps. 0.1 million for the years ended June 30, 2011 and 2010, respectively, and a gain of Ps. 0.1 for the year ended June 30, 2009.

z)    Recognition of put option

In July 2008, the Company acquired a 30% in Metropolitan. This transaction included a put right exercisable through July 2011 to sell 50% of the equity interest acquired for a price equal to the original amount paid plus interest. Under Argentine GAAP, the Company recorded the put option at fair value and adjusted it on a monthly basis with fair value increases or decreases against income. Under US GAAP, the Company determined that the terms of the put option did not meet the definition of a derivative financial instrument for the fiscal years ended June 30, 2010 y 2009. Accordingly, the value of the put option was derecognized under US GAAP in those fiscal years.

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

As of June 30, 2010 and 2009 characteristics a. and b. were met since underlying is the quantity of shares to sell under the put option agreement and there was no initial net investment; however characteristic c. was not met since the Company was required to deliver an asset of the type described in the guidance but there is no market mechanism that facilitates net settlement nor the asset is readily convertible to cash or is itself a derivative instrument because shares of Metropolitan 885 Third Avenue LLC are not traded on public markets.

As of June 30, 2010, the fair value of the put option amounted to Ps. 48.5 million under Argentine GAAP. Due to foreign currency translation procedures a cumulative translation adjustment (“CTA”) of Ps. 3,582 million was also generated for the recognition of the put option.

As part of the reorganization of Metropolitan, on December 30, 2010 the put option was surrendered and used as consideration for the increased interest of the emerging entity New Lipstick LLC. The US GAAP adjustment for the year ended June 30, 2011 represents a gain due to the recognition at fair value of the put option as the put option was settled at the date of the reorganization. The US GAAP adjustment for the years ended June 30, 2010 and 2009, represents the reversal of the recognition at fair value of the put option under Argentine GAAP.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

aa)   Accounting for investment in Hersha Hospitality Trust and TGLT

Hersha Hospitality Trust

IRSA held a 12.1% and 10.9% interest in Hersha Hospitality Trust as of June 30, 2011 and 2010. Under Argentine GAAP, this investment has been valued at cost. Under US GAAP, since the investment in Hersha represents an investment in an equity security with a readily determinable fair values and not held for trading, the investment has been valued at fair value in accordance with ASC No. 320. Gains or losses resulting from changes in fair value are recognized in other comprehensive income in the shareholders ´equity.

The cost and estimated fair values of Hersha Hospitality Trust as of June 30, 2011 and 2010 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized Gain
June 30, 2011
Hersha Hospitality Trust	Ps.	216,757	Ps.	355,893	Ps.	139,136
	Ps.	216,757	Ps.	355,893	Ps.	139,136
June 30, 2010
Hersha Hospitality Trust	Ps.	204,553	Ps.	315,997	Ps.	111,444
	Ps.	204,553	Ps.	315,997	Ps.	111,444

TGLT

Under Argentine GAAP, the Company holds a 8.86% investment in TGLT and accounted for this investment at acquisition cost since it is not held for trading. TGLT is a public company in Argentina whose shares are traded in the Buenos Aires Stock Exchange. Under US GAAP, the investment in TGLT represents an investment in equity securities with readily determinable fair value and not held for trading. Accordingly, under US GAAP, the Company also applies ASC No. 320 and accounts for this investment at fair value with unrealized gains or losses excluded from income and reported separately in shareholders’ equity.

The cost and estimated fair value of TGLT as of June 30, 2011 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized gain Gain		Gross unrealized Loss
TGLT	Ps.	56,295	Ps.	68,550	Ps.	12,255	Ps.	-

ab) Differences in basis relating to purchase accounting

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

Arcos del Gourmet

On November 27, 2009, IRSA completed the acquisition of an 80% controlling interest in Arcos. Arcos is a company holder of a concession right to exploit the land and attached assets owned by the ONABE. The concession is for an initial term of sixteen years renewable at the option of the holder for an additional four year period. Under the concession, IRSA is obligated to pay a monthly concession fee of Ps. 0.1 million to ONABE. The land and attached assets (mainly old warehouses and adjacent spaces) are capable of being reconverted into a shopping

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

ab) Differences in basis relating to purchase accounting (continued)

mall, cultural complex and other recreational facilities after incurring significant capital expenditures. Under Argentine GAAP, IRSA determined that the transaction represented the acquisition of a business. Accordingly, IRSA accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, IRSA allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. The holders of the rights from ONABE were individual persons who did not have the financial feasibility, expertise and scale to obtain the projected returns from the concessioned assets as well-established real estate market participants in the arca have. Thus, they agreed to sell their rights to IRSA for a fair amount of consideration although far below the fair value of the business. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. IRSA performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.g). In the acquisition of Arcos, the principal asset acquired was the concession right and since negative goodwill existed, this intangible was reduced by the amount of negative goodwill absorbing it completely. Therefore, no negative goodwill remained under Argentine GAAP. In addition, under Argentine GAAP, the minority interest was recognized at the proportionate share of the acquiree´s indentifiable net assets (the proportionate share method) at the acquisition date.

Under US GAAP, IRSA applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, IRSA accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Under ASC No. 805, the non-controlling interest is recognized at fair value at the date of acquisition. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any non-controlling interest is a bargain purchase gain and should be recognized in earnings.

Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred.

As a result of the above explanation, the US GAAP adjustment for the acquisition of Arcos represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 58.8 million and (ii) the charge expense of transaction costs for Ps. 0.4 million.

Pro forma results as if the acquisition had occurred as of the beginning of the comparative fiscal year have not been presented based on materiality grounds.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Cash and cash equivalents acquired	Ps.	13
Fair value of non-cash assets acquired		103,120
Fair value of liabilities assumed		(8,124)
Fair value of net assets acquired	Ps.	95,009
Non-controlling interest		(12,077)
Purchase price	Ps.	24,108
Seller financing		(14,213)
Cash and cash equivalents acquired		(13)
Advance payments		(2,254)
Net cash paid for the acquisition	Ps.	7,628

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

ab) Differences in basis relating to purchase accounting(continued)

Acquisition of Soleil Factory shopping center business

On July 1, 2010, the Company acquired the "Soleil" business from INCSA. Solei is a shopping center located in San Isidro, Province of Buenos Aires. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business, and accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are then assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.g).

Under US GAAP, the Company applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, the Company accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any non-controlling interest is a bargain purchase gain and should be recognized in earnings. Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred.

As a result of the above explanation, the US GAAP adjustment for the acquisition of Soleil represents the net effect of (i) the charge expense of transaction costs for Ps. 2.8 million, (ii) the recognition of a bargain purchase gain of Ps. 18.5 million and (iii) the charge expense of amortization for Ps. 4.1 million. This bargain purchase gain arose due to the underperformance and undermanagement of the underlying "Soleil" shopping center business. Additionally, the purchase price was negotiated between the parties when a preliminary agreement was signed in December 2007, and was not subsequently modified. Since December 2007, there were periods on inflation in Argentina, generating a higher fair value of Soleil´s net assets at the date of acquisition. This increase in the fair value of net assets acquired without a corresponding increase in the purchase price, also generated this bargain purchase gain.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Fair value of non-cash assets acquired (i)	Ps	81,093
Fair value of liabilities assumed		(1,108)
Fair value of net assets acquired	Ps.	79,985

Purchase price	Ps.	61,486
Seller financing		(33,403)
Advance payments (ii)		(28,083)
Net cash paid for the acquisition	Ps.	-
(i)	Corresponds to fixed assets of Ps. 67.0 million, intangible assets of Ps. 3.1 million, air space of Ps. 6.7 million and deferred income assets of Ps. 4.3 million.
(ii)	Amount paid in 2007 when preliminary agreement was signed between INCSA and the Company.

In the period from acquisition to June 30, 2011, Soleil contributed revenues of Ps. 22.1 million and net income of Ps. 9.6 million to the Company’s consolidated results. If Soleil had been acquired on July 1, 2009, combined revenues of the Company would have been Ps. 1,026.6 million (unaudited) and net income would have been 231.0 million (unaudited) for the year ended June 30, 2010. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of the Soleil to reflect the additional depreciation and

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

ab) Differences in basis relating to purchase accounting(continued)

amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from July 1, 2009, together with its consequential tax effects.

BrasilAgro – Companhia Brasilera de Propiedades Agricolas

On October 20, 2010 the Company acquired from Tarpon 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock and 64,000 warrants from the First Issue and 64,000 warrants from the Second Issue.

As mentioned in Note 2.b), Cresud is owner of 20,883,916 shares or 35.75% of BrasilAgro’s outstanding stock as of June 30, 2011.

Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business and accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are inmaterial and have not been considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to  determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are then assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.g). In addition, under Argentine GAAP, the minority interest was recognized at the proportionate share of the acquiree´s indentifiable net assets (the proportionate share method) at the acquisition date.

Under US GAAP, the Company applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, the Company accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any non-controlling interest is a bargain purchase gain and should be recognized in earnings. Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred.

As a result of the above explanation, the US GAAP adjustment for the acquisition of BrasilAgro represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 72.9 million and (ii) the recognition of the non-controlling interest at fair value for Ps. 354.8 million, (iii) the gain from the re-measurement of the previously held interest at fair value of Ps. 162.4 million, and (iv) reversion of the amortization of negative goodwill and higher values under Argentine GAAP for Ps. (6.9) million.

In the period from acquisition to June 30, 2011, BrasilAgro contributed revenues of Ps. 210.9 million and net income of Ps.23.1 million to the Company’s consolidated results. If BrasilAgro had been acquired on July 1, 2010, combined revenues of the Company would have been Ps. 2,380.9 million (unaudited) and net income would have been Ps. 998.8 million (unaudited) for the year ended June 30, 2011. If BrasilAgro had been acquired on July 1, 2009, combined revenues of the Company would have been Ps. 1,748.6 million (unaudited) and net income would have been Ps. 419.1 million (unaudited) for the year ended June 30, 2010. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of the BrasilAgro to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from July 1, 2009 or 2010, as applicable, together with its consequential tax effects.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

ab) Differences in basis relating to purchase accounting (continued)

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows (in thousands):

Cash and cash equivalents acquired	Ps.	413,165
Fair value of non-cash assets acquired		2,400,102
Fair value of liabilities assumed		(747,347)
Fair value of net assets acquired	Ps.	2,065,920
Minority interest		(897,981)
Purchase price	Ps.	263,669
Cash and cash equivalents acquired		413,165
Net cash paid for the acquisition	Ps.	263,663

Acquisition of Metroshop S.A.’s shares

On January 13, 2011, the Company completed the acquisition of an additional 50% interest in Metroshop. As from that date, Metroshop becomes a wholly-owned subsidiary of the Company. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.g).

Under US GAAP, the Company applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, the Company accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Under ASC No. 805, the acquirer’s previously held equity interest is remeasured to fair value at the date the controlling interest is acquired. Any difference between the carrying value and the fair value of the previously held equity interest is recognized as a gain or loss in the income statement. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any non-controlling interest is a bargain purchase gain and should be recognized in earnings. Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred. There were no significant transaction costs as part of the transaction.

As a result of the above explanation, the US GAAP adjustment for the acquisition of Metroshop represents the effect of (i) the recognition of a bargain purchase gain of Ps. 2.4 million and (ii) the gain from the re-measurement of the previously held interest at fair value of Ps. 7.6 million.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

ab) Differences in basis relating to purchase accounting (continued)

Cash and cash equivalents acquired	Ps.	2,279
Fair value of non-cash assets acquired (i)		75,414
Fair value of liabilities assumed		(41,680)
Fair value of net assets acquired	Ps.	36,013

Purchase price	Ps.	25,947
Net cash paid for the acquisition	Ps.	25,947

(i)      Corresponds mainly to intangible assets of Ps. 15.2 million, receivables of Ps. 55.6 million and other assets of Ps. 4.6 million.

In the period from acquisition to June 30, 2011, Metroshop contributed revenues of Ps. 4.8 million and net income of Ps. 0.5 million to the Company’s consolidated results. If Metroshop had been acquired on July 1, 2010, combined revenues of the Company would have been Ps. 1,168.8 million (unaudited) and net income would have been 288.4 million (unaudited) for the year ended June 30, 2011. If Metroshop had been acquired on July 1, 2009, combined revenues of the Company would have been Ps. 1,031.8 million (unaudited) and net income would have been 220.4 million (unaudited) for the year ended June 30, 2010. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of the Metroshop to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from July 1, 2009 or 2010, as applicable, together with its consequential tax effects.

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

The Company performed Step 1 of the goodwill impairment testing as of the end of its fiscal yfear June 30, 2010. The Step 1 tests indicated that the fair value of the reporting units -calculated primarily using discounted expected future cash flows- exceeded their carrying values as of that date. Accordingly, Step 2 of the goodwill impairment testing was not required and no impairment charges were necessary. There were no impairment indicators present as of June 30, 2011, and therefore, no test was performed as of that date.

As a result of the explanation on this note , the US GAAP reconciling item represents the net effect of the followings adjustments:

	Year ended June 30,
	2011		2010
US GAAP adjustments:
- Differences in the purchase price allocation process	Ps.	(10,895)	Ps.	-
- Bargain purchase		169,955		58,822
- Re-measurement of the previously held interest at fair value		93,651		-
- Recognition of the non-controlling interest at fair value		354,794		-
- Transaction costs		(2,768)		(352)
- Total	Ps.	604,737	Ps.	58,470

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

ac) Acquisition of non-controlling interest

1.    Acquisition of non-controlling interest in IRSA

During fiscal years 2011 and 2010, the Company acquired an additional minority interest in IRSA of 0.22% and 1.85% for US$ 1.6 million and US$ 7.1 million, respectively. Under Argentine GAAP, the Company did not perform a purchase price allocation given the small percentage acquired. Therefore, the difference between the consideration paid and the carrying value of the minority interest acquired was treated as negative goodwill and amortized to income over a period of 20 years.

Under US GAAP, the Company applied the principles of ASC No. 810 “Consolidation” in accounting for changes in ownership interests. As per ASC No. 810-10-65, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control. Since under Argentine GAAP there were no additional acquisition adjustments recognized, there is no US GAAP adjustment in this regard. However, under US GAAP, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest´s equity as a credit or debit to additional paid in capital. Therefore, no gain or loss is recognized in the statement of income and the carrying value of the non-controlling interest is reclassified from non-controlling interest to controlling interest´s equity.

In addition, under Argentine GAAP, negative goodwill is being amortized under the straight-line method over a period of 20 years. Consequently, the US GAAP adjustment also reflects the reversal of the amortization of negative goodwill under Argentine GAAP.

2.       Acquisition of non-controlling interest in APSA

On October 15, 2010, IRSA’s Board of Directors resolved to exercise the option for the acquisition of the 29.55% minority interest in Alto Palermo held by PASA, cancelling the outstanding amount of US$ 120.0 million and thus increasing IRSA’s interest in Alto Palermo to 94.89% (the “APSA Acquisition”).

Under Argentine GAAP, IRSA accounted for the APSA Acquisition under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). Any outstanding minority interest is recorded at its carrying amount.

The APSA Acquisition generated negative goodwill since the fair value of the net tangible and intangible assets acquired exceeded the cost of acquisition.

Under Argentine GAAP, when negative goodwill exists, any identifiable acquired intangible assets are not recognized. Negative goodwill is recognized as follows, as appropriate in the circumstances: (i) the portion of negative goodwill associated with future expected losses is recognized in income as losses are incurred; and/or (ii) the amount of negative goodwill exceeding the amount represented by the interest acquired over the non-monetary assets is recognized in income at acquisition date; and/or (iii) the amount of negative goodwill not exceeding the amount represented by the interest acquired over the non-monetary assets is deferred and amortized to income under the straight line method over the weighted average useful lives of the identifiable net assets of the acquired company, not in excess of 20 years. Consequently, under Argentine GAAP, intangible assets were assigned a zero value and negative goodwill was recognized and amortized under the straight-line method over the weighted average useful lives of the identifiable net assets of APSA.

Under US GAAP, IRSA applied the principles of ASC No. 810 “Consolidation” in accounting for changes in ownership interests. As per ASC No. 810-10-65, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. IRSA does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

ac) Acquisition of non-controlling interest (continued)

Under US GAAP, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest´s equity as a credit to additional paid in capital. Therefore, no gain or loss is recognized in the statement of income and the carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interst´s ownership interest in APSA, amounting to Ps. 290.2 million for the year ended June 30, 2011.

As a result of the above explanation, the US GAAP net income adjustment for the APSA Acquisition, amounting to Ps. 1.4 million for the year ended June 30, 2011, represents the net effect of (i) reversing the amortization of negative goodwill recorded under Argentine GAAP; and (ii) lower depreciation charges on lower carrying amounts of fixed assets under US GAAP. The US GAAP equity adjust must includes the above item and the recognition of an additional paid in capital under US GAAP of Ps. 207.6 million in shareholders’ equity.

ad) Disposal of business

1.                Disposal of equity interest in Tarshop

On September 13, 2010, APSA completed the disposal of an 80% controlling interest in Tarshop S.A to Banco Hipotecario S.A., a related party to the Company. Under Argentine GAAP, the Company (i) derecognized the assets and liabilities at their carrying amounts at the date control was lost; (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained under the equity method at the date control was lost and (iv) recognized the resulting difference as a loss on the sale in the statement of income. Under Argentine GAAP, the Company derecognized net assets of Ps. 149.1 million, recognized a non-controlling investment of Ps. 28.9 million and recognized a loss on the sale of Tarshop of Ps. 13.9 million in the income statement.

Under US GAAP, the Company applies the provisions of ASC No. 810. Under ASC No. 810, the loss of control in subsidiary results in the recognition of a gain or loss on the sale of the interest sold and on the revaluation of any retained non-controlling investment. A loss of control is an economic event, similar to that of gaining control, and, therefore, is a remeasurement event. As a result, under US GAAP, the Company (i) derecognized the assets and liabilities of Tarshop at their carrying amounts at the date control was lost (including associated goodwill); (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained at its fair value at the date control was lost and (iv) recognized the resulting difference as gain or loss in income attributable to the Company. The resulting gain or loss is calculated as the difference between (1) the aggregate of (a) the fair value of the consideration received and (b) the fair value of the noncontrolling investment retained in the former subsidiary on the date the subsidiary is deconsolidated; and (2) the carrying amount of the former subsidiary´s net assets. Under US GAAP, the Company derecognized net assets of Ps. 96.5 million, recognized a non-controlling investment of Ps. 19.1 million and determined a gain of Ps. 28.8 million. Under US GAAP, this resulting gain relates to both the interest sold and the noncontrolling investment retained. The loss related to the remeasurement of the noncontrolling investment retained to fair value is Ps. 0.2 million.

As a result of the above explanation, the US GAAP adjustments represent the difference between the Argentine GAAP loss on the sale and the US GAAP aggregate gain on the interest sold and noncontrolling investment retained.

2.                Disposal of Metroshop’s business

On January 13, 2011, APSA completed the disposal of Metroshop’s credit portfolio to Tarshop. Under Argentine GAAP, the Company (i) derecognized the assets at their carrying amounts at the date of disposal; (ii) recognized the fair value of the consideration received; and (iii) recognized the resulting difference as a gain on the sale in the statement of income. Under Argentine GAAP, the Company derecognized net assets of Ps. 22.2 million, and recognized a gain on the sale of Metroshop’s credit portfolio of Ps.15.2 million in the income statement.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                     Differences in measurement methods (continued)

ad) Disposal of business (continued)

Under US GAAP, the Company applies the provisions of ASC No. 810 and determined that this transaction qualifies as the loss of control of a group of assets that constitutes a business. As a result, under US GAAP, the Company (i) derecognized the assets at their carrying amounts at the date the control was lost; (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained at its fair value at the date control was lost; and (iv) recognized the resulting difference as gain or loss in income attributable to the Company. Under US GAAP, the Company derecognized net assets of Ps. 32.7 million and determined a gain of Ps. 5.3 million.

As a result of the above explanation, the US GAAP adjustment represents the difference between the Argentine GAAP and the US GAAP gain on the assets sold.

ae) Allowance for loan losses of credit card portfolio of Metroshop

Under Argentine GAAP, the allowance for loan losses is calculated according to specific criteria. Loan loss reserves for consumer loans are based on the client’s aging.

Under US GAAP purposes, the Company has performed a migration analysis for credit cards loans of Metroshop following the ASC 450-20 and historical loss ratios were determined by analyzing historical losses, in order to calculate the allowance required for smaller-balance impaired loans and unimpaired loans for U.S. GAAP purposes. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios were updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

As a result of the analysis mentioned before, the Company recorded a loss of Ps. 2,088 for the year ended June 30, 2011. No loss recognized under U.S. GAAP for the years ended June 30, 2010 and 2009.

 II.   Additional disclosure requirements

a)  Statement of income classification differences

Should a US GAAP statement of income be presented in the Company´s consolidated financial statements, certain items shown in some line items of the statement of income under Argentine GAAP would have to be reclassified to affect other line items. The following reclassifications are intended to present Argentine GAAP numbers using a different criterion of classification under US GAAP. The numbers included below are not calculated under US GAAP.

(i) Proportionate consolidation

Under Argentine GAAP, the Company accounts for certain investments where it exercies joint control under the proportionate consolidation method.

Under US GAAP, since the Company does not exercise control over these investments, proportionate consolidation is not appropriate and the equity method of accounting is used for all periods presented as disclosed in Note 28.II.s).

(ii)  Adoption of RT No. 22 “Agricultural Activities”

Effective July 1, 2006, under Argentine GAAP, the Company applied RT No. 22 “Agricultural Activities” which established specific measurement and disclosure standards for the Company’s business. The adoption of this standard did not have an impact on the Company’s financial position and results of operations. There was no change in the determination of total gross profit and operating income of the Company. Rather it expanded the Company’s disclosures and changed the format of the Company’s statement of income above gross profit. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in net profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the enterprise. Prior to the adoption of RT No. 22, the production income was presented as a reduction in the cost of sales of the Company. Under US GAAP, biological assets are measured at historical cost and, therefore, no production income is recognized in the income statement. When these biological assets are subsequently sold the cost of sales under US GAAP is lower than the cost of sales under Argentine GAAP, as these biological assets were not previously re-measured at fair value less estimated point-of-sale costs under US GAAP.  There is no difference in gross profit for the sale of biological assets between Argentine GAAP and US GAAP.

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

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

a)  Statement of income classification differences (continued)

(iii) Unrealized gains or losses on inventories

Under Argentine GAAP, unrealized gains or losses on inventories are segregated and shown in a separate line within operating income. Under US GAAP, realized gains would be included as part of gross profit.

As a result of these differences in classification, gross profit under US GAAP would have been Ps. 1.109.2 million, Ps. 974.8 million and Ps. 575.6 million for the years ended June 30, 2011, 2010 and 2009, respectively.

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

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with ASC No. 605-45-15, "Income Statement Characterization of Reimbursements Received for Out of Pocket Expenses Incurred" and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 379 million and Ps. 253.9 million for the years ended June 30, 2011 and 2010, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS. cash flows or the balance sheet.

Should the US guidance be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 2.9 million and Ps. 2.1 million for the years ended June 30, 2011 and 2010, respectively.

 (v)  Operating income

Under Argentine GAAP, the Company reflected management fees shareholders personal assets tax and others, financial results and allowance for doubtful accounts as non-operating expenses; under US GAAP, should gains or losses on management fees, tax on shareholders’ personal assets tax, lawsuites contingencies, unrecoverable VAT receivable and others, financial results and allowance for doubtful accounts be reclassified out of and into operating income, respectively, operating income under Argentine GAAP would have been Ps. 690.4 million, Ps. 552.2 million and Ps. 186.9 million for the years ended June 30, 2011, 2010 and 2009, respectively. Management fees shareholders personal assets tax and others and allowance for doubtful accounts would be included as operating expenses.

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
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

a)  Statement of income classification differences (continued)

(vi)  Consolidation of BrasilAgro

As discussed in Note 2f A), the Company acquired additional shares and warrants of BrasilAgro in October 2010. Under Argentine GAAP, the Company determined that based on the actual and potential votes obtained coupled with the shareholders agreement, consolidation of BrasilAgro was appropriate. However, Argentine GAAP also prescribes that consolidation is not appropriate when conditions for consolidation are temporary.

As a result, and as detailed in Note 2.b), the Company determined that the Company's ownership interest was temporary as of the date of acquisition. Accordingly, the Company determined that consolidation was not applicable.

Under Argentine GAAP, the Company evaluated the conditions for consolidation as of each quarter-end, As of June 30, 2011, the Company determined that these conditions were no longer temporary as of that date and therefore consolidation was appropriate as of June 30, 2011.

Under US GAAP, the Company evaluated the acquisition and its considerations and determined that consolidation was appropriate as of the date of acquisition. The notion of temporary suspension of consolidation does not exist under US GAAP. As a result, the Company started consolidating BrasilAgro's Accounts as from the date of acquisition.

b)        Balance Sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate companies generally do not present a classified balance sheet.

Under Argentine GAAP, the Company´s warrants are included into a Shareholder´s Equity. Under US GAAP, the Company´s warrants shoud be classified as current or non-current liabilities depending on their respective settlement dates.

Inventories

Under Argentine GAAP, the Company has classified the livestock for dairy production and other purposes not related to its sale as non-current inventory. Under US GAAP, this amount would be recorded as property and equipment on the consolidated balance sheet.

Proportional consolidation

Under Argentine GAAP, the Company accounts for certain investments (the accounts of Cresca S.A., Metroshop S.A., Canteras Natal Crespo S.A., Liveck, Cyrsa, Baicom Networks S.A. and Puerto Retiro S.A. as of June 30, 2011 and 2010) where it exercies joint control under the proportionate consolidation method.

Under US GAAP, since the Company does not exercise control over these investments, proportionate consolidation is not appropriate and the equity method of accounting is used for all periods presented as disclosed in Note 28.II.s).

Deferred taxes

In addition, under Argentine GAAP the Company has classified the net deferred tax liability as of June 30, 2011 amounting to Ps. 523.4 million and the net deferred tax liability as of June 30, 2010 amounting to Ps. 182.5 million, as follows: Ps. 32.5 million and Ps. 66.2 million as of June 30, 2011 and 2010, respectively, as non-current other receivables; and Ps. 555.9 million and Ps. 248.7 million as of June 30, 2011 and 2010, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2011 and 2010, Ps. 33.9 million and Ps. 44.8 million, respectively, would have been classified as current assets, and Ps. 224.9 million and Ps. 148.6 million respectively, would have been classified as non-current assets. As June 30, 2011 and 2010 Ps. 24.6 million and Ps. 19.0 million, respectively, would have been classified as current liabilities and Ps. 757.7 million and Ps. 356.9  million, respectively, would have been classified as non-current liabilities.

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
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

b) Balance Sheet classification differences (continued)

Deferred debt costs

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, issue costs should be reported as deferred charges of Ps. 12,808.

As these differences have no effect on net income or on shareholders´ equity, no reconciling items are presented for US GAAP purposes.

Treasury stock

As described in Note 5.f), under Argentine GAAP the acquisition cost of treasury stock is debited from the equity account “Reserve for new developments”. Argentine GAAP also requires that a debit entry be made for the par value of the related capital stock account that was repurchased, regardless of whether the stock was retired. Under US GAAP the cost of treasury stock is also debited to an equity account, however the related capital stock account is not reduced until the treasury stock is retired. This classification difference has no impact on the total shareholders’ equity that is reported.

c)     Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, Accounting Standard Codification No. 815 “Derivatives and Hedging” (“ASC No. 815”) requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Accounting Standard Codification No. 825, "Financial Instruments" (“ASC No. 825”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents, accounts receivable and accounts payable and other instruments. ASC No. 825 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. Statement of Financial Accounting Standard No. 119 “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments” requires reporting entities to disclose certain information for derivative financial instruments. ASC No. 815 superseded Statement of Financial Accounting Standard No. 105 “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk” and Statement of Financial Accounting Standard No. 119 “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments” and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 28.II.e) for details of concentration of credit risk.

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

The following table summarizes the fair values of the assets measured at fair value on a recurring basis as of June 30, 2011:

	Level 1	Level 2	Level 3	Total
ASSETS
Cash and banks	193,949	-	-	193,949
Other Investment, net (i)	227,818	-	-	227,818
Other receivables (ii)	9.876	9,090	-	18,966
Other Investment, net (iii)	68,550	-	-	68,550
Other non-current Investment, net (iv)	356,761	-	-	356,761
Total	856,954	9,090	-	866,044

	Level 1	Level 2	Level 3	Total
LIABILITIES
Warrants	127,768	-	-	127,768
Other liabilities (ii)	672	1,297	-	1,969
Total	128,440	1,297	-	129,737

(i)       Includes mutual funds, mortgage bonds issued by Banco Hipotecario S.A., shares of public companies and government bonds.

(ii)     Corresponds to derivative financial instruments, clasiffied as Level I and swaps and foreign exchange contracts clasiffied as Level II.

(iii)    Corresponds to investment in equity securities in TGLT.

(iv)    Corresponds to investment in equity securities in Hersha.

There were no liabilities measured at fair value on a recurring basis as of June 30, 2011.

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

Long-term debt: As of June 30, 2011 and 2010, except for the Company´s Convertible Notes and Non-Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates their fair value.

The fair value of APSA Convertible and Non-Convertible Notes was Ps. 1,169.4million and Ps. 1,838.8 million as of June 30, 2011 and 2010, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Notes was Ps. 1,313.1 million and Ps. 445.5 million as of June 30, 2011 and 2010, respectively and was determined based on quoted market prices of the notes.

The fair value of Cresud Notes was Ps. 371.5 million and 35.4 million as of June 30, 2011 and 2010, was determined based on quoted market prices of the notes.

Other receivables and other liabilities: The carrying amount of other receivables and other liabilities reported in the consolidated balance sheet approximates fair value due to their short-term nature.

FASB issued ASC No. 815 “Derivatives and Hedging”, (“ASC No. 815”), formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Standard No. 133”, to enhance the current disclosure framework in SFAS 133. ASC No. 815 amends and expands the disclosures required by SFAS No. 133 so that they provide an enhanced understanding of “(1) how and why an entity uses derivative instruments, (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (3) how derivative instruments affect an entity’s financial position, financial performance, and cash flows.

d)  Additional disclosures about derivative financial instruments

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

Fair value and gains or losses on derivative financial instruments

The following table summarizes the fair values of derivative financial instruments as of June 30, 2011 and 2010:

Derivatives not designated as hedging instruments under ASC No. 815
Fair Value of Derivative Instruments
	Assets and Liability Derivatives
	As of June 30
	2011			2010
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
Foreign exchange contracts	Other receivables (Note 4.d))	Ps.	7,223	Other receivables (Note 4.d))	Ps.	512
	Other liabilities (Note 4.l		(1,297)	Other liabilities (Note 4.l))		(178)
Crops derivatives	Other receivables (Note 4.d))		9,876	Other receivables (Note 4.d))		-
	Other liabilities (Note 4.l))		(7,056)	Other liabilities (Note 4.l))		(595)
Swaps	Other receivables (Note 4.d))		1,867	Other receivables (Note 4.d))		-
Total derivatives not designated as hedging instruments under Statement 133		Ps.	10,613		Ps.	(261)

The Notional amounts are summarized in Note 7.

The following table summarizes the gains and losses on derivative financial instruments reported in the consolidated statement of income for the years ended June 30, 2011, 2010 and 2009:

Derivatives not designated as hedging instruments under statement 133	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Years ended June 30,
		2011		2010		2009
Crops derivatives	Unrealized (loss) gain on inventories (Note 4.m))	Ps.	(23,661)	Ps.	(713)	Ps.	2,780

Foreign exchange contracts	Financial results, net (Note 4.o))	1,522		5,412		32,104
Swaps contracts	Financial results, net (Note 4.o))	1,328		-		-
		Ps.	(20,811)	Ps.	4,699	Ps.	34,884

The derivatives entered into by the Company do not contain credit risk related contingent features.

The Company executed derivative financial instruments with creditworthy financial institutions, its the contractual terms of a foreign currency instrument, the Company’s risk is limited to the fair value of the instrument.

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

Agriculture business

The Company’s accounts receivable are derived primarily from sales of crops to independent purchasers, live beef cattle to local meat processing companies and milk products to domestic dairy companies, as further described below. The Company performs credit evaluations of its customers and generally does not require collateral. The Company does not believe that significant credit risk exists as of June 30, 2011 and 2010 due to the diversity of its customer base. However, as of June 30, 2011 and 2010, ten customers account for more than 46% and 74% of the Company´s consolidated revenues, respectively. Furthermore, only three customers, Cargill S.A. Molinos Río de la Plata S.A. y Bunge Argentina S.A. as of June 30, 2011 and Cargill, Mastellone S.A. and Molinos Río de la Plata S.A. as of June 30, 2010 account for more than 26% and 48 % of the Company´s consolidated revenues, respectively.

Mastellone S.A: is the only customer of milk production of the Company. Mastellone is the largest dairy company in Argentina. Sales to Mastellone amounted to Ps. 28.4 million, Ps. 24.4 million and Ps. 19.3 million for the years ended June 30, 2011, 2010 and 2009, respectively, representing 9.0%, 11.1% and 10.1% of the Company´s consolidated revenues, for those years, respectively. Although management believes that the Company will be able to continue to sell its milk production to Mastellone on favorable terms, there can be no assurance that the Company would be able to maintain this relationship. Although management believes that other large dairy producers would be willing and able to purchase the Company’s milk production, there can be no assurance that the Company could timely locate alternative customers to sell its products at prices comparable to those paid by its current major customers. The Company negotiated with Mastellone the prices of raw milk on a monthly basis in accordance with domestic supply and demand. The prices of the milk are mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

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

The Company’s accounts receivable are primarily derived from leases and services from the Company’s shopping center and office buildings customers and origination of consumer loans and credit card receivables. The Company is not dependent on any single customer. Accounts receivable derived from leases and services are related to the Company's shopping center operations. The Company has not experienced any significant losses resulting from non-performance of any counterpart to the lease contracts.

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

f)  Statement of cash flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under US GAAP, the Company should follow the guidance in ASC No. 230 "Statement of Cash Flows" (ASC No. 230).

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

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

f)  Statement of cash flows classification differences (continued)

The following table reconciles the amounts of cash and cash equivalents under Argentine GAAP with the amounts of cash and cash equivalents under US GAAP:

	For the year ended June 30,
		2011	2010			2009
Cash and cash equivalents as shown in the statements of cash flows under Argentine GAAP (Note 13)	Ps.	705,544	Ps.	175,653	Ps.	211,676
Less: Mutual funds not considered cash equivalents under US GAAP		-		(28,758)		(7,399)
Deconsolidation of pro-rata investments under US GAAP		(10,993)		(3,742)		(14,317)
Total cash and cash equivalents under US GAAP	Ps.	694,551	Ps.	143,153	Ps.	189,960

Under Argentine GAAP, the effects of exchange rates changes on cash and cash equivalents are not disclosed separately by presenting a fourth category as it is required by ASC No. 230. The effect of exchange rate changes on cash and cash equivalents for the fiscal years ended June 30, 2011, 2010 and 2009 were Ps. (7.1) million, Ps. (0.03) million and Ps. (71.5) million, respectively.

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

In addition, certain differences exist in the classification of cash inflows or outflows as operating, investing or financing activities under US GAAP as compared to Argentine GAAP. These differences are:

- Payments for the acquisition of a non-controlling interest are classified as investing activities under Argentine GAAP while classified as financing activities under US GAAP;

- Dividends collected are classified as investing activities under Argentine GAAP while classified as operating activities under US GAAP.

- Interest payment are classified as financing under Argentine GAAP while classified as operating activities under GAAP

Based on the foregoing, the following table shows the cash flows from operating, investing and financing activities as well as the effect of exchange rate changes on cash and cash equivalents that would be reported in a statement of cash flows:

	Year ended June 30,
	2011		2010		2009
Net cash provided by operating activities	Ps.	473,071	Ps.	125,158	Ps.	338,821
Net cash used in investing activities		(354,889)		(490,170)		(110,981)
Net cash provided by (used in) financing activities		440,275		318,232		(241,766)
Effects of exchange rate changes		(7,059)		(28)		(71,516)
Net increase (decrease) in cash and cash equivalents	Ps.	551,398	Ps.	(46,808)	Ps.	(85,442)

              g)  Earnings per share

As described in Note 3.ab), under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all years presented, Note 12 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP.

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

Under Argentine GAAP, the Company has considered the dilutive effects of outstanding warrants, using the if converted method as applicable, Under US GAAP, dilutive options or warrants that are issued during a period or that expire or are cancelled during a period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period that they were outstanding. Additionally, dilutive options or warrants exercised during the period must be included in the weighted average number of shares outstanding for purposes of computing diluted EPS for the period prior to actual exercise. Thereafter, the shares issued will be included in the weighted average calculation of shares outstanding used for both basic and diluted EPS. Under US GAAP, the Company applied the treasury-stock method.

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Year ended June 30,
	2011		2010		2009
Numerator:
Net income attributable to Cresud	Ps.	758,764	Ps.	193,399	Ps.	116,587
Plus (less): income (loss) impact of assumed conversions:
Warrants (i)		23,022		23,812		(88,184)
Income tax effects		(8,058)		(8,334)		30,864
Management fee		(1,496)		(1,548)		5,732
Net income attributable to Cresud plus assumed conversions	Ps.	772,232	Ps.	207,329	Ps.	64,999

	Year ended June 30,
	2011		2010		2009
Denominator:
Weighted-average number of shares outstanding ..........		496,560,206		486,545,863		484,929,612
Plus: incremental shares of assumed conversions:
Warrants (i) ............................................................................		62,355,168		62,355,168		59,236,162
Adjusted weighted-average number of shares ..............		558,915,374		548,901,031		544,165,774

Basic and diluted EPS attributable to Cresud:
Basic net income per common share	Ps.	1.53	Ps.	0.40	Ps.	0.24
Diluted net income per common share		1.38		0.38		0.12

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

Agriculture business

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

The Company’s earnings are sensitive to fluctuations in the volatile market prices for its products, Sales prices for crops are based on the market prices quoted in the Argentine grain exchanges, which largely reflect world commodity prices. Beef cattle prices are based on the major Argentine auction markets for cattle and are primarily determined by domestic supply and demand. Milk prices are also determined on the basis of domestic supply and demand.

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

Real Estate Business

The Company is subject to certain business risks arising in connection with its operations which include, among others:

Risks associated with Argentine operations: A substantial part of the Company’s operations and properties are located in Argentina, As a result, the Company financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina.

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

Risks associated with development properties activities: Include (i) the potential abandonment of development opportunities; (ii) construction costs may exceed the Company’s original estimates, possibly making a project uneconomical; (iii) occupancy rates and rents at a newly completed project may be insufficient to make the project profitable; (iv) the Company’s inability to obtain financing on favorable terms for the development of the project; (v) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and (vi) the Company’s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; (vii) preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions, (viii) sales prices for residential units may be insufficient to cover development cost.

Risks associated with the hotel industry: The success of the Company’s operated hotels will depend, in large part, upon the Company’s ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. The Company’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests, In addition, the profitability of the Company’s hotels depends on (i) the Company’s ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

h) Risks and uncertainties (continued)

Shopping center operating risks: The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people and the level of sales of each shopping center rental unit, increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers, In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Company if its tenants are unable to pay their higher rent obligations due to the increase in expenses.

Since May 28, 1997, Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half months rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds after the first year of the lease, The exercise of such rescission rights could materially and adversely affect the Company.

The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition from other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed could have a material adverse effect on the Company.

An economic downturn in the areas in which the shopping centers are located might adversely affect the Company’s sales (through bankruptcy of tenants and reduction in the shopping center sales due to lower variable income), Increases in operating costs due to inflation and other factors may result in some tenants being unable or unwilling to pay rent or expense increases. In addition, the Company has several tenants occupying space in more than one shopping center and, as a result, if any of such tenants should experience financial difficulties and cease paying rent, the Company’s operating results could be adversely affected. Furthermore, as leases on properties expire, the Company may be unable to find new tenants or tenants may enter into new leases on terms that are less favorable to the Company. The failure to lease such properties could have a material adverse effect on the Company.

i)        Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances, Under Argentine GAAP, severance payments are expensed as incurred, Under US GAAP, the Company follows the guidelines established by ASC No. 712 ("ASC No. 712") “Compensation – Nonretirement Post-employment Benefits formerly SFAS No. 112, “Employers' Accounting for Post-employment Benefits”, and ASC No. 710 ("ASC No. 710") formerly SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

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

II.                     Additional disclosure requirements (continued)

j)            Operating leases (continued)

- Operating lease information:

•     Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years, Tenants are charged a base rent on a monthly basis, No contingent rentals was recorded for the years ended June 30, 2011 and 2010.

•     Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years, Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease, Included in lease revenues for the years ended June 30, 2011 and 2010 were contingent rentals of Ps. 158.5 million and Ps. 95.6 million, respectively.

Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 28.I.(w.2) for more information as to how the Company considered this definition

Minimum future rentals on non-cancelable leases as of June 30, 2011 for each of the five succeeding fiscal years are as follows:

2012	Ps.	273,239
2013		218,379
2014		130,121
2015		56,142
2016		60,943
Thereafter 2017		36,742
	Ps.	775,566

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

Total rent expense, including rents related to land leases, was Ps. 64.5 million, Ps. 38.7 million and Ps. 53.7 million for the years ended June 30, 2011, 2010 and 2009, respectively.

k)   Equity investments

Pursuant to Rule 3-09 of Regulation S-X, the Company´s significant equity investees are Banco Hipotecario S.A. and Metropolitan. Under Argentine GAAP, the Company´s gain or (loss) on equity investees for the years ended June 30,2011, 2010 and 2009 were Ps. 138.4 million, Ps. 160.4 million, and Ps. 61.5 million, respectively. Under Argentine GAAP, the Company´s share of the net assets of equity investees as of June 30, 2011 and 2010 were Ps. 1,208.0 million  and Ps. 842.3 million, respectively. As of June 30, 2010, the equity investment in Metropolitan 885 Thrid Avenue LLC (“Metropolitan”) was valued at zero and a financial liability of Ps 5.9 million was recognized representing the maximum commitment to fund Metropolitan´s operations. During the year ended June 30, 2011, the investment in Metropolitan was liquidated.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

k)   Equity investments (continued)

The table below shows summarized financial information of the Company´s significant equity investees on a 100% basis:

		As of June 30, (*)
Metropolitan 885 Third Avenue LLC and subsidiaries (i)		2011	2010
Total assets..................................................................................	Ps.	-	850,393
Total liabilities.............................................................................	Ps.	-	1,423,866
Shareholders’ equity..................................................................	Ps.	-	(573,473)

	For the period July 1, 2010 to February 24, 2011			For the twelve month-period ended June 30, (*)
	2011 (*)		2010		2009
Revenues……………………,	Ps.	111,581	Ps.	235,264	252,640
Net income (loss)………………	Ps.	515,451	Ps.	(12,725)	(863,072)

(i)    Balance sheet of real estate companies are unclassified

On February 24, 2011 Metropolitan 885 Third Avenue LLC was liquidated

(*) Financial information prepared under US GAAP

Summarized financial information in accordance with Central Bank’s policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”) of BHSA a significant equity investee (on a 100% basis) is as follows:

	As of and for the year ended June 30, (*)
BHSA	2011		2010
Current assets	Ps.		Ps.	(ii)
Non-current assets	Ps.		Ps.	(ii)
Total assets	Ps.	12,102,801	Ps.	11,284,071
Current liabilities	Ps.		Ps.	(ii)
Non-current liabilities	Ps.		Ps.	(ii)
Total liabilities	Ps.	8,968,430	Ps.	8,422,405
Non-controlling interest	Ps.	66,274	Ps.	37,133
Shareholders´ equity	Ps.	3,068,097	Ps.	2,861,666

	For the year ended June 30,
	2011		2010		2009
Revenues	Ps.	1,420,489	Ps.	1,222,309	Ps.	1,016,159
Gross profit		672,428		560,719		400,851
Net income (loss)	Ps.	218,417	Ps.	198,929	Ps.	50,463

(ii) Balance sheets of banking entities are unclassified

(*)  Financial information prepared in accordance with the rules of Banco Central de la República Argentina.

l)   Investments in debt and equity securities

                In accordance with ASC No. 320 ("ASC No. 320"), “Investments – Debt and Equity Securities”, formerly SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified mutual funds, its investments in IRSA Non-Convertible Notes, its investments in mortgage and government bonds as available-for-sale securities. The following are additional disclosure requirements in accordance with ASC No. 320:

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
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

l)   Investments in debt and equity securities (continued)

Available-for-sale securities

The Company has classified the following investments in marketable securities as available for sale and, as such, the securities are carried at fair value. Unrealized gains and losses determined to be temporary are recorded as other comprehensive income, net of related deferred taxes, until realized, Unrealized losses determined to be other than temporary are recognized in the period the determination is made. As of the date of these financial statements, the Company has not determined any unrealized losses to be other than temporary.

The cost and estimated fair values of marketable securities available for sale as of June 30, 2011, 2010 and 2009 were as follows:

	2011
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual Funds	189,237	1,362	-	190,599
Dolphin Fund (ii)	33,401	-	(4,162)	29,239
Mutual funds Cyrsa	4,549	31	-	4,580
Shares of public companies(ii)	3,550	-	(639)	2,911
Mortgage bonds	461	16	-	477
Government bonds (i)	16	-	(4)	12
Total	231,214	1,409	(4,805)	227,818

	2010
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual Funds	114,345	975	-	115,320
Dolphin Fund (ii)	38,097	-	(4,696)	33,401
Shares of public companies(ii)	4,240	-	(166)	4,074
Mortgage bonds	823	95	-	918
Government bonds (i)	143	39	-	182
Total	157,648	1,109	(4,862)	153,895

	2009
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual Funds (ii)	118,700	1,933	-	120,633
Dolphin Fund	22,751	7,466	-	30,217
Shares of public companies	20,061	1,542	-	21,603
Mortgage bonds	981	217	-	1,198
Government bonds (i)	14,223	-	(26)	14,197
Total	176,716	11,158	(26)	187,848

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

Gross loss/gain of Ps. 12.2 million and a gross loss of Ps. 3.5 million and gross gain of Ps. 51.7 for the years ended June 30, 2011, 2010 and 2009, respectively, were realized on those sales.

In evaluating whether a security was other than temporarily impaired, the Company considered the severity and length of time impaired for each security in a loss position and other qualitative data.

The information and the reconciliation item regarding the investment in Hersha Hospitality Trust and TGLT S.A., an available for sale securities for US GAAP purposes, have been included separately below.

m)                 Disclosure of the Stock Purchase Option Plans

Pursuant to ASC No. 710 “Stock Based Compensation” (“ASC No. 710”), the Company provides the following additional disclosures with respect to its share option plans. This section should be read in conjunction with Note 18 to the Consolidated Financial Statements.

As of June 30, 2011, the Company maintains, through its subsidiary BrasilAgro, a stock option plan (the “BrasilAgro’s Option Plan”), under which BrasilAgro grants equity-settled options to its employees. BrasilAgro incurred a charge of Rs. 1 million (Ps. 2.6 millon) for the year ended June 30, 2011 related to the options granted under the BrasilAgro’s Option Plan.

The fair value of the options granted under the BrasilAgro’s Option Plan was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.

Key grant-date fair value and other assumptions under the BrasilAgro’s Option Plan are detailed below:

Grant Date	August 2010
Expected volatility	67.48%
Expected life	5 years
Risk free rate	11.36%
Expected dividend yield	1.00%
Fair value per option	R$ 6.16 (Ps. 16.22)
Exercise price	R$ 8.97 (Ps. 23.61)

A summary of option activity under the BrasilAgro’s Option Plan as of June 30, 2011, and changes during the year then ended is presented below:

	Options	Weighted- average exercise price per share
Outstanding at July 1, 2010	-	-
Granted	370,007	Ps. 23.61
Outstanding at June 30, 2011	370,007	Ps. 23.61
Exercisable at June 30, 2011	-	-

The grant-date fair value of options granted under the BrasilAgro’s Option Plan during the year ended June 30, 2011 was Ps. 16.22.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

m)        Disclosure of the Stock Purchase Option Plans (continued)

As of June 30, 2011, none of the options under the BrasilAgro’s Option Plan were exercised. Additionally, as of June 30, 2011, there was Ps. 1.3 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the BrasilAgro’s Option Plan. That cost is expected to be recognized over a period of 1.1 years.

n)          Maturities of long-term debt

Scheduled maturities of the long-term debt for the next fiscal years ended June 30 (excluding current portion and capitalized cost of issuance of debt), as of June 30, 2011, are as follows, as of June 30, 2011, are as follows:

2012	Ps.	307,460
2013		16,279
2014		170,714
Thereafter 2015		1,604,660

o)       Disclosure of related parties transactions

Pursuant to ASC No. 850 “Related Party Disclosures” (“ASC No. 850”), the Company provides the following additional disclosures of transactions with related parties. This section should be read in conjunction with Note 8 to the Consolidated Financial Statements.

- Consulting agreement: Pursuant to the terms of a consulting agreement with Consultores Asset Management S.A. (“CAMSA”) CAMSA provides the Company advisory services on matters related to capital investments in all aspects of the agriculture business. A shareholder and director of the Company is the owner of 85% of the capital stock of CAMSA, while Cresud’s first vice Chairman of the Board holds the other 15% of its capital stock. The Company pays CAMSA an annual fee equivalent to 10% of the after-tax net income for these services. Fees totaled Ps. 23.6 million, Ps. 20.6 million and Ps. 13.6 million for the years ended June 30, 2011, 2010 and 2009, respectively.

- Acquisitions: During the year ended June 30, 2011 and 2010, Cresud acquired 1,224,371 and 10,667,870 additional shares of IRSA, respectively. Consequently, Cresud´s share in IRSA as of June 30, 2011 amounts approximately to 57.70%. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders.

During fiscal year ended June 30, 2009, IRSA bought APSA's notes (Nominal Value US$ 120 million and due 2017), for US$ 39.6 million in par value at an average US$ 0.46 quoted price. The total amount paid was US$ 19.3 million. This transaction generated Ps. 55,714 income (gain recognized on extinguishment of subsidiary debt).

During fiscal year 2010, IRSA acquired APSA's notes (Nominal Value Ps. 154 million and due 2012) for a nominal value of Ps. 46.5 million, at an average Ps. 0.61 quoted price. The amount paid amounted to US$ 8.2 million. This transaction generated Ps. 18,363 income (gain recognized on extinguishment of subsidiary debt).

During fiscal year 2011, IRSA sold APSA’s notes for US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

During fiscal year 2009, IRSA acquired additional shares of BHSA for US$. 107.6 million, out of this total amount, Ps. 25.5 million and Ps. 53.3 million were acquired from IFISA and Dolphin Fund Plc., respectively.

During fiscal year 2010, IRSA acquired additional shares of BHSA for Ps. 118.7 million, out of this total amount, Ps. 80.5 million were acquired from IFISA.

During fiscal year 2011, IRSA acquired additional shares of BHSA for PS. 36.2 million, exercising its preemptive right.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

o) Disclosure of related parties transactions (continued)

On January 13, 2011, APSA purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop’s common capital stock. As of June 30, 2011 APSA has 100% of Metroshop´s common capital stock.

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop’s shares by IRSA, Metroshop transferred the following assets to Tarshop:

i.

Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV).

ii.	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii.	All credit card customers or accounts and consumer loans.

iv.	Lease agreements on certain branches and their personal property.

v.	Labor agreements for payroll personnel.

During fiscal year 2011, APSA’s Board of Directors approved the sale of a 80% interest in Tarshop to Banco Hipotecario S.A. (“BHSA”) for a sale price of US$ 26.8 million. The transaction was approved by the Banco Central de la República Argentina, and subsequently was closed on September 13, 2010. APSA committed not to compete in the credit card or comsumer loan origination business market where Tarshop conducts business for a period of 5 years.

On October 13, 2010, APSA and TGLT, a real estate developer in Argentina, entered into an agreement to barter a plot of land located in Beruti street Nos. 3351/59 in the city of Buenos Aires for monetary consideration and future units to be constructed by TGLT on the land. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT may transfer APSA (i) a number of apartments to be determined representing 17.33% of the saleable square meters occupied by apartment units of the future building; (ii) a number of parking spaces to be determined representing 15.82% of the saleable square meters occupied by parking space of the future building; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land.

TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 therefore; the precedent condition for the transaction was fulfilled on that date. TGLT paid the US$10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed.

To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of IRSA.

On June 29, 2011, IRSA and TGLT also entered into an agreement to barter a plot of land located in the neighborhood of Caballito in the city of Buenos Aires for future units to be constructed by TGLT on the land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with residential, offices and parking space. In consideration, TGLT paid US$ 0.2 million in cash and may transfer IRSA: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (garages), which represents in all 21.10% of the square meters of the garages; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the square meters of the storage rooms; of the future real estate that shall form part of the project.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

o) Disclosure of related parties transactions (continued)

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months. To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of IRSA.

- Donations: For the years ended June 30, 2011, 2010 and 2009, the Company made unconditional promises to give money to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps. 3.1 million, Ps. 5.6 million and Ps. 1.7 million as of June 30, 2011, 2010 and 2009 respectively. Unconditional promises are paid in the subsequent year. A director and shareholder of the Company is the President of these organizations.

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

The Company recognized net (loss) gain of Ps. (4.2) million, Ps. 3.2 million and Ps. (12.1) million for the year ended June 30, 2011, 2010 and 2009 respectively.

                - Corporate services: In view of the fact that the Company, IRSA and APSA have operating areas with certain similarities, IRSA´s Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in its activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

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

               o)   Disclosure of related parties transactions (continued)

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

On July 11 th, 2011we entered into the Fourth Agreement for Implementation of Amendments to the Master Agreement of Corporate Services with APSA and IRSA. The purpose of the new amendments is to generate a more efficient allocation of the corporate resources between the parties, to ensure the most equitable allocation of costs while maintaining the efficiency of the group, and also to continue with the reduction of certain fixed costs of the parties activities, in order to decrease its impact on the operating results.

The Agreement for the exchange of Corporate Service was filed with the SEC in a report on Form 6-K dated July 1, 2004 and amendments to this agreement were filed in reports on Form 6-K dated September 19, 2007, the Second Agreement for Shared Corporate Services was filed on Form 6-K dated August 19, 2008, the Third Agreement was filed on Form 6-K dated December 15, 2009 and the Addendum to Corporate Services Master Agreement, was filed on Form 6-K dated March 17, 2010. The Forth Agreement for the implementation of amendments was filed on Form 6-K dated July 13, 2011.

                - Legal services: During the years ended June 30, 2011, 2010 and 2009, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 9.2 million, Ps. 4.9 million and Ps. 5.5 million respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

p)       Comprehensive income

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
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

p)       Comprehensive income (continued)

	Year ended June 30, 2011
		Cresud		Non-controlling interest		Total
Net income under US GAAP	Ps.	758,764	Ps.	239,985	Ps.	998,749
Changes in other comprehensive income items of equity investees		(48,180)		(35,321)		(83,501)
Foreign currency translation in the investee		100,754		9,844		110,598
Unrealized holding gain (loss) on available-for-sale securities outstanding at the end of the year (i)		18,843		11,236		30,079
Unrealized loss on retained interest in transferred mortgage and credit card receivables (ii)		1,036		1,800		2,836
Comprehensive income	Ps.	831,217	Ps.	227,544	Ps.	1,058,761

(i)         Net of income taxes of Ps. (14,012)

(ii)       Net of income taxes of Ps. (1,527)

	Year ended June 30, 2010
		Cresud		Non-controlling interest		Total
Net income under US GAAP	Ps.	193,399	Ps.	257,510	Ps.	450,909
Changes in other comprehensive income items of equity investees		108,256		80,080		188,336
Foreign currency translation in the investee		29,768		-		29,768
Unrealized holding gain (loss) on available-for-sale securities outstanding at the end of the year (i)		35,699		27,067		62,766
Unrealized loss on retained interest in transferred mortgage and credit card receivables (ii)		540		945		1,485
Comprehensive income	Ps.	367,662	Ps.	365,602	Ps.	733,264

(i) Net of income taxes of Ps. (34,189) (ii) Net of income taxes of Ps. (796)
	Year ended June 30, 2009
		Cresud		Non-controlling interest		Total
Net income (loss) under US GAAP	Ps.	116,587	Ps.	(690)	Ps.	115,897
Changes in other comprehensive income items of equity investees		(27,938)		(17,719)		(45,657)
Foreign currency translation in the investee		18,618		-		18,618
Unrealized holding gain (loss) on available-for-sale securities outstanding at the end of the year (i)		8,650		(4,136)		4,514
Unrealized loss on retained interest in transferred mortgage and credit card receivables (ii)		(1,107)		(2,178)		(3,285)
Comprehensive income (loss)	Ps.	114,810	Ps.	(24,723)	Ps.	90,087

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

p)       Comprehensive income (continued)

(i)                Net of income taxes of Ps. (2,432).

(ii)              Net of income taxes of Ps. 1,769.

	As of June 30, 2011
	Cresud		Non-controlling interest		Total
Changes in other comprehensive income items of equity investees	Ps.	34,297		27,040		61,337
Foreign currency translation in the investee		167,203		9,844		177,047
Unrealized holding gain on available-for-sale securities outstanding at the end of the year (net of income tax)		50,037		34,167		84,204
Unrealized loss on retained interest in transferred mortgage and credit card receivables		469		568		1,037
Accumulated other comprehensive income	Ps.	252,006		71,619		323,625
	As of June 30, 2010
	Cresud		Non-controlling interest		Total
Changes in other comprehensive income items of equity investees	Ps.	82,477		62,361	Ps.	144,838
Foreign currency translation in the investee		66,449		-		66,449
Unrealized holding gain on available-for-sale securities outstanding at the end of the year (net of income tax)		31,194		22,931		54,125
Unrealized loss on retained interest in transferred mortgage and credit card receivables		(567)		(1,232)		(1,799)
Accumulated other comprehensive income	Ps.	179,553	Ps.	84,060	Ps.	263,613
	As of June 30, 2009
	Cresud		Non-controlling interest		Total
Changes in other comprehensive income items of equity investees	Ps.	(25,779)		(17,719)	Ps.	(43,498)
Foreign currency translation in the investee		36,681		-		36,681
Unrealized holding loss on available-for-sale securities outstanding at the end of the year (net of income tax)		(4,505)		(4,137)		(8,642)
Unrealized loss on retained interest in transferred mortgage and credit card receivables		(1,107)		(2,178)		(3,285)
Accumulated other comprehensive income (loss)	Ps.	5,290	Ps.	(24,034)	Ps.	(18,744)

For the year ended June 30, 2010, several accounting standards were effective for the Company, The Company provides below a description of those standards which are relevant to the Company´s business only and the impact of their adoption if any.

q)   Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses

a)         Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, accounts receivable, and short-term investments.

The Company places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution, The Company has not experienced any significant losses in such accounts.

The Company’s accounts receivable are primarily derived from leases and services from the Company’s shopping center and office buildings customers and origination of consumer loans and credit card receivables. The Company is not dependent on any single customer. Accounts receivable derived from leases and services are related to the Company's shopping center operations. The Company has not experienced any significant losses resulting from non-performance of any counterpart to the lease contracts.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

q)       Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiaries Tarshop and Metroshop.

b)                Disclosure about credit quality of financing receivables and allowance for credit losses

Financing receivables of the Company are mainly comprised of receivables from the sale of properties (i,e, real estate) and consumer financing receivables (including consumer loans and credit card transactions).

Farmlands

Additionally, as of June 30, 2011, the Company holds receivables arising from the sale of certain farmlands to third parties for an aggregate amount of Ps. 18.8 million. The Company measures impairment for these receivables on an individual basis, considering the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. As of June 30, 2011, none of these receivables were past due nor impaired.

Receivables from the sale of properties

As of June 30, 2011, receivables from the sale of properties represented 0.8% of total assets, Following is a table which includes an aging analysis of past due receivables from the sale of properties by class as of June 30, 2011:

	1-30 days past due	30-60 days past due	60-180 days past due	180-365 days past due	365+ days past due	Total past due	Current	Total
June 30, 2011:
Real estate:
Real estate - residential	38	46	46	80	2,660	2,876	27,126	30,002
Real estate – offices	-	-	-	-	-	-	18,502	18,502

For this segment, the Company collectively evaluates for impairment smaller-balance homogeneous loans, based on grouping its portfolio in loans with similar characteristic, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e.g. competition and regulatory requirements). As of June 30, 2011 all of these receivables are secured by mortgages.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

q)       Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

The credit quality of these financing receivables is assessed by reference to historical information about counterparty default rates, as detailed in the table below:

	Real estate – residential	Real estate – Offices	Total
June 30, 2011:
Group 1	26,855,443	18,502,219	45,357,662
Group 2	497,256	-	497,256
Group 3	2,649,094	-	2,649,094

  Group 1 - new customers (less than 3 years) with no defaults in the past.
  Group 2 - existing customers (more than 3 years) with no defaults in the past.
  Group 3 - existing customers (more than 3 years) with some defaults in the past.

Consumer financing receivables

As of June 30, 2011, consumer financing receivables represented 1.2% of total assets, Following is a table which includes an aging analysis of past due consumer financing receivables by class as of June 30, 2011:

	To mature	1-30 days past due	30-60 days past due	60-180 days past due	180-365 days past due	365+ days past due	Total past due
June 30, 2011:
Consumer:
Consumer – credit card	3,759	216	382	530	520	13,111	14,759
Consumer - loans	9,465	546	691	1,463	2,547	42,220	47,467

For its consumer financing segment, the Company has developed and documented a systematic methodology to determine its provision for loan losses, based on grouping its portfolio in loans with similar characteristic, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans, In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e,g,, competition and regulatory requirements). As of June 30, 2011, the Company provided for losses with respect to consumer financing receivables for an amount of Ps. 59.9 million.

The following table present performing and nonperforming consumer financing receivables based on payment activity for the year ended June 30, 2011. Payment activity is reviewed by management on a monthly basis to determine how loans are performing. Loans are considered to be nonperforming when days delinquent is greater than 30 days.

	Consumer – credit card	Consumer - loans	Total
June 30, 2011:
Performing	7,376	11,665	19,041
Non-performing	11,142	45,267	56,409

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

q)       Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

Other financing receivables

As of June 30, 2011, the Company holds outstanding loans granted to related parties (mainly Grupo Maeda S.A., Cresca S.A. and Tarshop S.A.) for an aggregate amount of Ps. 58.9 million. These loans are denominated in Argentine pesos, accrue interest at fixed interest rates ranging from 4% to 14%. The Company measures impairment for these receivables on an individual basis, considering the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. As of June 30, 2011, none of these receivables were past due nor impaired.

Furthermore, as of June 30, 2011, the Company holds mortgage receivables for an aggregate amount of Ps. 33.4 million, The Company measures impairment for these receivables on an individual basis, considering the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral, As of June 30, 2011, receivables for an amount of Ps. 0.1 million were past due, As of June 30, 2011, no allowance for doubtful accounts was recorded against these receivables.

r)   Recently issued accounting standards

For the year ended June 30, 2011, several accounting standards were effective for the Company. The Company provides below a description of those standards which are relevant to the Company´s business only and the impact of their adoption if any.

Financial Accounting Standard No. 141 (Revised 2007), "Business Combinations" ("FAS No. 141(R)") or Accounting Standards Codification ("ASC") 805, "Business Combinations"

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

Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS No. 157") or ASC 820, "Fair Value Measurements and Disclosures"

The Company adopted FAS No. 157 or ASC 820, on July 1, 2008, the first day of the 2009 fiscal year. FASB Staff Position ("FSP") FAS No. 157-2, "Effective Date of Financial Accounting Standards Board ("FASB") Statement No. 157" ("FSP FAS No. 157-2"), or ASC 820-10, amended ASC 820 by delaying its effective date, by one year, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. In accordance with ASC 820-10, the Company adopted the provisions of ASC 820 to non-financial assets and non-financial liabilities on July 1, 2009, the first day of the 2010 fiscal year. The adoption did not have a material impact on the consolidated financial statements.

Financial Accounting Standards No. 160, "Non-controlling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51" ("FAS No. 160") or ASC 810-10-65-1,"Consolidation — Transition"

The Company adopted FAS No. 160 or ASC 810-10-65-1, on July 1, 2009, the first day of the 2010 fiscal year. This topic establishes new accounting and reporting standards for non-controlling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of non-controlling interests as equity in the consolidated financial statements separate from the parent's equity. The amount of net income or loss attributable to the non-controlling interests is included in consolidated net income on the face of the income statement. This topic clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income attributable to the Company when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the non-controlling equity investment on the deconsolidation date. This topic also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interests. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did not have a material impact on the consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

r)     Recently issued accounting standards (continued)

FSP FAS No. 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies" ("FSP FAS No. 141(R)-1") or new accounting guidance within ASC 805, "Business Combinations"

The Company adopted FSP FAS No. 141(R)-1, or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic applies to all assets acquired and all liabilities assumed in a business combination that arise from contingencies. This topic states that the acquirer will recognize such an asset or liability if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then the asset or liability should be recognized at the acquisition date if the following criteria, consistent with the guidelines for accounting for contingencies, are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. The adoption of this topic did not have a material impact on the consolidated financial statements.

FSP FAS No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS No. 142-3") or ASC 350-30-50-4

The Company adopted FSP FAS No. 142-3, or ASC 350-30-50-4, on July 1, 2009, the first day of the 2010 fiscal year. This topic amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"). This topic is intended to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure the fair value of the asset. This topic requires an entity to disclose information related to the extent to which the expected future cash flows associated with the asset are affected by entity's intent and/or ability to renew or extend the arrangement. The adoption of this topic did not have a material impact on the consolidated financial statements.

EITF Issue 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6") or new accounting guidance within ASC 323, "Investments-Equity Method and Joint Ventures"

The Company adopted Emerging Issues Task Force ("EITF") 08-6, or ASC 323, on July 1, 2009, the first day of the 2010 fiscal year concurrently with the adoption of ASC 805 and ASC 820-10-65-1. The intent of this topic is to clarify the accounting for certain transactions and impairment considerations related to equity method investments as modified by the provisions of ASC 805 and ASC 820-10-65-1. The adoption of this topic did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2009-05 "Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value" ("ASU No. 2009-5")

The Company adopted ASU No. 2009-5, which amends ASU Subtopic 820-10, "Fair Value Measurements and Disclosures-Overall" for the fair value measurement of liabilities, in the second quarter of the 2010 fiscal year. ASU No. 2009-5 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value utilizing one or more of the following techniques: (1) a valuation technique that uses the quoted market price of an identical liability or similar liabilities when traded as assets; or (2) another valuation technique that is consistent with the principles of Topic 820, such as a present value technique. The adoption of ASU No. 2009-5 did not have a material impact on the consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

r) Recently issued accounting standards (continued)

Accounting Standards Update No. 2010-09 "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements" ("ASU No. 2010-09")

On February 25, 2010, the FASB issued ASU No. 2010-09 Subsequent Events Topic 855 "Amendments to Certain Recognition and Disclosure Requirements," effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of US GAAP. The FASB believes these amendments remove potential conflicts with the SEC's literature. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-02 "Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification" ("ASU No. 2010-02")

In January 2010, the FASB issued ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this statement did not have an impact on the consolidated financial statements relative to non-controlling interests.

Accounting Standards Update No. 2009-09 "Accounting for Investments - Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees" ("ASU No. 2009-09")

In September 2009, the FASB issued ASU No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees. This ASU represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Section 323-10-S99-4 was originally entered into the Codification incorrectly. The ASU was effective upon issuance. The adoption of ASU No. 2009-09 did not have material impact on the consolidated financial statements.

Financial Statement of Position (FSP) on Accounting Professional Board (APB) 14-1 "Debt with Conversion and Other Options" or ASC 470 "Debt"

In May 2008, the FASB issued revised guidance on Convertible Debt Instruments. The revised guidance which is now part of ASC 470-20 (formerly Staff Position No. Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). ASC 470-20 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

r) Recently issued accounting standards (continued)

issuer's nonconvertible debt borrowing rate. ASC 470-20 was effective for the Company on July 1, 2009, the first day of the 2010 fiscal year. The adoption of ASC 470-20 did not have an impact on the consolidated financial statements.

Accounting Standards Update No. 2010-06 "Improving Disclosures about Fair Value Measurements" (Topic 820) ("ASU No. 2010-6")

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU No. 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. ASU 2010-06 was effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-11 "Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU No. 2010-11")

In March 2010, the FASB issued ASU No. 2010-11, “Derivatives and Hedging (Topic 815) - Scope Exception Related to Embedded Credit Derivatives.” ASU No. 2010-11 clarifies that the only form of an embedded credit derivative that is exempt from embedded derivative bifurcation requirements are those that relate to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The provisions of ASU 2010-11 were effective on July 1, 2010, the first day of the 2011 fiscal year and did not have a significant impact on the Company’s consolidated financial statements.

Accounting Standards Update No. 2010-20 "Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU No. 2010-20")

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires new and expanded financial statement disclosures. An entity is required to provide qualitative and quantitative disclosures about the allowance for credit losses, credit quality, impaired loans, modifications, and nonaccrual and past due financing receivables. In addition, the disclosures must be disaggregated by portfolio segment or class of financing receivable based on how a company develops its allowance for credit losses and how it manages its credit exposure. The provisions of ASU No.2010-20 were effective for the Company on July 1, 2010 the first day of the 2011 fiscal year. The adoption of ASU No. 2010-20 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-17 "Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition- A Consensus of the FASB Emerging Issues Task Force) ("ASU No. 2010-17")

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This ASU codifies the consensus reached in EITF Issue No. 08-9, "Milestone Method of Revenue Recognition". The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The provisions of ASU No. 2010-17 were effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of ASU No. 2010-17 did not have a material impact on the consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

r) Recently issued accounting standards (continued)

Future Adoption of Recently Issued Accounting Standards

Accounting Standards Update No. 2010-29 "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)” ("ASU No. 2010-29")

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the provisions of ASU 2010-29 to have a material effect on the consolidated financial statements.

Accounting Standards Update No. 2011-02 “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (“ASU No. 2011-02”)

In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this Update apply to all creditors, both public and nonpublic, that restructure receivables that fall within the scope of Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors. The amendments in this Update are effective for annual periods ending on or after December 15, 2012, including interim periods within those annual periods. The Company is currently evaluating the impact that the provisions of ASU 2011-02 will have on the consolidated financial statements.

Accounting Standards Update No. 2011-03 “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements” (“ASU No. 2011-03”)

In April 2011, the FASB issued ASU No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The amendments in this Update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The guidance in this Update is effective for the first interim or annual period beginning on or after December 15, 2011. The Company is currently evaluating the impact that the provisions of ASU 2011-03 will have on the consolidated financial statements.

Accounting Standards Update No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs” (“ASU No. 2011-04”)

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in US GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in US GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the Board’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Nonpublic entities may apply the amendments in this Update early, but no earlier than for interim periods beginning after December 15, 2011. The Company is currently evaluating the impact that the provisions of ASU 2011-03 will have on the consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

r)   Recently issued accounting standards (continued)

Accounting Standards Update No. 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU No. 2011-05”)

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under the amendments to Topic 220, Comprehensive Income, in this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments do not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense or benefit related to the total of other comprehensive income items. In both cases, the tax effect for each component must be disclosed in the notes to the financial statements or presented in the statement in which other comprehensive income is presented. The amendments do not affect how earnings per share is calculated or presented. The amendments in this Update should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The Company is currently evaluating the impact that the provisions in ASU No. 2011-05 will have on the consolidated financial statements.

Accounting Standards Update No. 2011-08 “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU No. 2011-08”)

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. Under the amendments in this Update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in paragraph 350-20-35-4. If the carrying amount of a ting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9. Under the amendments in this Update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company is currently evaluating the impact that the provisions in this ASU will have on the consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

r)   Recently issued accounting standards (continued)

Proposed new IFRS Standards and Amendments

The International Accounting Standards Board (IASB) generally reviews its own existing standards to enhance their clarity and consistency. Recently, the IASB published an exposure draft on leases, which would transform lease accounting from the existing accounting model with two different types of leases, i.e. operating leases and finance leases, to one single model for all leases. Under the proposed model, lessees would record an asset for its right to use the underlying asset and a liability to pay rentals. On the other hand, the accounting for lessors would reflect the exposure of the lessor to the risks or benefits of the underlying assets. For lessors, when the lease transfers significant risks or benefits of the underlying asset to the lessee the lessor would apply the derecognition approach (derecognizing the asset and recording the right to receive lease payments); and, when the lessor retains exposure to significant risks or benefits of the underlying assets the lessor would apply the performance obligation approach which would require the lessor to keep the asset on its balance sheet and to record a right to receive lease payments and a liability to permit the lessee to use the underlying asset.

These changes are especially relevant to companies that are significant users of real estate like us. A standard in final form is expected during 2012. We currently act as lessors of office space, store space in shopping centers and other properties as part of our principal business. We may also act as lessee to a lesser extent. The adoption of the above-mentioned standard as currently drafted upon transition to IFRS in June 30, 2013 may have a significant impact on our operating results, financial ratios, and potentially our debt covenants. We are currently in the process of analyzing the potential impact of the issuance of this proposed standard as part of our efforts towards the implementation of IFRS. There can be no assurance as to the date of final completion of the standard or whether the final standard will be substantially equivalent to the current draft form.

    s) Pro-rata consolidation of jointly controlled companies

As discussed in Note 2.c). the Company accounted for its investments in Cresca S.A., Canteras Natal Crespo S.A., Metroshop S.A., Puerto Retiro S.A., Liveck, Quality Investments, Baicom Networks S.A. and CYRSA, under the proportionate consolidation method under Argentine GAAP.

Accordingly, the Company deconsolidated jointly controlled companies and prospectively applied the equity method of accounting for these investments. Under US GAAP, since the Company did not exercise control over the subsidiaries, proportionate consolidation was not appropriate and the equity method of accounting was used for all periods presented as disclosed in Note 28.

Presented below is the consolidated condensed information of the Company as of June 30, 2011 and 2010 considering these companies as an equity investee (see Note 2.c):

	As of and for the year ended June 30, 2011
	As reported		Eliminations of companies accounts		Inclusion as an equity investee		As adjusted
Current assets	Ps.	2,265,588	Ps.	(247,318)	Ps.		Ps.	2,018,270
Non-current assets		7,467,830		(173,662)		202,620		7,496,788
Total assets		9,733,418		(420,980)		202,620		9,515,058

Current liabilities		2,364,192		(148,732)				2,215,460
Non-current liabilities		2,809,241		(69,628)		-		2,739,613
Total liabilities		5,173,433		(218,360)		-		4,955,073

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

s) Pro-rata consolidation of jointly controlled companies (continued)

	As of and for the year ended June 30, 2011
	As reported		Eliminations of companies accounts		Inclusion as an equity investee		As adjusted

Non-controlling interest		2,346,448		-		-		2,346,448
Shareholders’ equity		2,213,537		(202,620)		202,620		2,213,537

Revenues		2,540,308		(108,132)		-		2,432,176
Gross profit		1,054,014		(9,414)		-		1,044,600
Net income	Ps.	212,565	Ps.	1,057	Ps.	(1,057)	Ps.	212,565

	As of and for the year ended June 30, 2010
	As reported		Eliminations of companies accounts		Inclusion as an equity investee		As adjusted
Current assets	Ps.	1,453,381	Ps.	(267,240)	Ps.	-	Ps.	1,186,141
Non-current assets		5,384,507		(86,058)		152,493		5,450,942
Total assets		6,837,888		(353,298)		152,493		6,637,083

Current liabilities		1,928,717		(157,814)		-		1,770,903
Non-current liabilities		1,315,970		(48,528)		6,363		1,273,805
Total liabilities		3,244,687		(206,342)		6,363		3,044,708

Non-controlling interest		1,625,008		(826)		-		1,624,182
Shareholders’ equity		1,968,193		(146,130)		146,130		1,968,193

Revenues		1,882,355		(269)		-		1,882,086
Gross profit		888,221		488		-		888,709
Net income	Ps.	185,406	Ps.	(9,591)	Ps.	9,591	Ps.	185,406

	As of and for the year ended June 30, 2011
	As reported		Eliminations of companies accounts		Inclusion as an equity investee		As adjusted
Cash and cash equivalents as of the beginning of the year	Ps.	175,653	Ps.	(10,575)	Ps.	-	Ps.	165,078
Cash and cash equivalents as of the end of the year		705,544		(10,993)		-		694,551
Net increase (decrease) in cash and cash equivalents		529,891		(418)		-		529,473
Cash Flows From Operating Activities		553,237		15,427		-		568,664
Cash Flows From Investing Activities		(791,512)		(15,845)		-		(807,357)
Cash Flows From Financing Activities		768,166		-		-		768,166
Net increase (decrease)in cash and cash equivalents	Ps.	529,891	Ps.	(418)	Ps.	-	Ps.	529,473

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

s)  Pro-rata consolidation of jointly controlled companies (continued)

	As of and for the year ended June 30, 2010
	As reported		Eliminations of companies accounts		Inclusion as an equity investee		As adjusted
Cash and cash equivalents as of the beginning of the year	Ps.	211,676	Ps.	(14,317)	Ps.	-	Ps.	197,359
Cash and cash equivalents as of the end of the year		175,653		(10,575)		-		165,078
Net (decrease) increase in cash and cash equivalents		(36,023)		3,742		-		(32,281)
Cash Flows From Operating Activities		334,973		48,965		-		383,938
Cash Flows From Investing Activities		(550,431)		(45,223)		-		(595,654)
Cash Flows From Financing Activities		179,435		-		-		179,435
Net (decrease) increase in cash and cash equivalents	Ps.	(36,023)	Ps.	3,742	Ps.	-	Ps.	(32,281)

             t)  Business combinations

1)    Fair values of assets and liabilities acquired

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition for each transaction (in millions):

	2011	2009
	BrasilAgro	IRSA
Working capital (deficiency)	374.1	(20.8)
Inventories	165.1	9.1
Non-Current investments and other receivables	153.7	56.7
Long term debt	(210.5)	(167.0)
Non-controlling interest	(897.9)	(27.8)
Fixed assets	1,960	161.2
Intangible assets	5.3	23.3
Deferred income tax	(381.8)	114.1
Net assets acquired	1,168.0	148.8

2)   Acquisition of IRSA

The following schedule presents 2009 supplemental unaudited pro forma information as if the transaction of IRSA had occurred on July 1, 2008. The unaudited pro forma information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the transactions and does not reflect actions that may be undertaken by management in integrating this business. In addition, this information does not reflect financial and operating benefits the Company expects to realize as a result of the transactions.

The following table summarizes the unaudited pro forma income statement information of the Company for the fiscal year ended 2009:

	Year ended June 30,
		2009
Revenues	Ps.	1,632,479
Net income		116,020

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

II.                     Additional disclosure requirements (continued)

t) Business combinations (continued)

3)   Acquisition of BrasilAgro

The following schedule presents 2011 and 2010 supplemental unaudited pro forma information as if the transaction of BrasilAgro had occurred on July 1, 2010 and 2009, respectively. The unaudited pro forma information is presented based on information available, is intended for informational purposes only and is not necessarily indicative of and does not purport to represent what the Company’s future financial condition or operating results will be after giving effect to the transactions and does not reflect actions that may be undertaken by management in integrating this business. In addition, this information does not reflect financial and operating benefits the Company expects to realize as a result of the transactions.

The following table summarizes the unaudited pro forma income statement information of the Company for the fiscal year ended 2011 and 2010:

	Year ended June 30,
		2011		2010
Revenues	Ps.	2,380,908	Ps.	1,748,601
Net income		998,817		419,083

u)  Presentation of Non-controlling interests

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

Under US GAAP, the Company adopted ASC No. 810 “Consolidation” (“ASC No. 810”) effective July 1, 2009, ASC No. 810 establishes new accounting and reporting standards for the non-controlling interest, previously known as minority interest, in a subsidiary and for the deconsolidation of a subsidiary. This statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. Additionally, consolidated net income is to be reported with separate disclosure of the amounts attributable to the parent and the non-controlling interests. The Company retroactively restated the amounts shown as consolidated shareholders equity, consolidated statement of income, consolidated statement of cash flows and consolidated statements of comprehensive income as required by ASC No 810.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                         Additional disclosure requirements (continued)

(v)               Investments in real estate and accumulated depreciation

The following is a summary of the Company's investments in real estate as of June 30, 2011 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Improvements/ additions/ deductions	Total buildings and improvements	Impairment	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alto Palermo Park	474	148	-	148	-	622	80	542	June 1996	November 1997	23
Av, de Mayo 595	1,309	6,660	-	6,660	-	7,969	3,200	4,769	July 1992	March 1992	19
Bouchard 551	100,554	72,560	-	72,560	-	173,114	13,680	159,434		March, 2007
Bouchard 710	68,056	32,994	39	33,033	-	101,089	11,769	89,320		May, 2005	28
Constitución 1111	256	1,082	-	1,082		1,338	484	854	September 1994- March 1995	June 1994 – January 1994	18
Constitución 1159	7,966	796	-	796	(2,375)	6,387	-	6,387			50
Costeros Dique IV	14,411	19,078	-	19,078	-	33,489	5,366	28,123	N/A	June 2001	28
Intercontinental Plaza	29,348	109,827	-	109,827	-	139,175	39,564	99,611	June 1996	November, 1997	24
Hotel Intercontinental	22,299	120,010	2,191	122,201	-	144,500	80,551	63,949
Hotel Libertador	3,755	116,535	4,561	121,096	-	124,851	83,228	41,623	October 1973-Noviembre 1990- December 1997	March 1998	16
Hotel Llao Llao	41,415	97,252	1,655	98,907	-	140,322	47,331	92,991			15
Terreno Catalinas Norte	100,804	-	1,862	1,862	-	102,666	-	102,666	N/A	March 1999	27
Libertador 498	6,596	16,895	(2,982)	13,913	-	20,509	5,916	14,593	N/A	December 1995	22
Predio San Martin	42,022	28,158	-	28,158	-	70,180	186	69,994
Madero 1020	218	293	-	293	-	511	221	290	N/A	December 1995	10
Maipú 1300	21,703	42,423	-	42,423	-	64,126	17,529	46,597	N/A	September 1995	23
Rivadavia 2768	330	258	-	258	-	588	236	352	June 1995	November 1993	22

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                         Additional disclosure requirements (continued)

(v)       Investments in real estate and accumulated depreciation (continued)

Description	Land	Buildings and improvement	Improvements/ additions/ deductions	Total buildings and improvements	Impairment	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Santa María del Plata	12,496	1	13	14		12,510	2	12,508	N/A
Sarmiento 517	130	389	-	389	(132)	387	116	271	March 1995	December 1994- August 1994- July 1994	19
Suipacha 652	10,913	14,461	-	14,461	-	25,374	7,876	17,498	April-June 1994	November 1991	22
Della Paolera 265	72,140	85,522	-	85,522	-	157,662	9,709	147,953	N/A	August 2007	30
Museo Renault	3,021	1,960	-	1,960	-	4,981	280	4,701	N/A	December 2008
Edificio República	109,161	121,228	463	121,691	-	230,852	15,233	215,619	N/A	May 2008
Dique IV	3,660	63,596	(163)	63,433	-	67,093	5,291	61,802	April 2009	N/A	27
Shopping Abasto	32,192	255,248	175,550	430,798		462,990	116,151	346,839	November 1998	N/A	31
Shopping Alto Palermo	8,694	410,563	171,733	582,296		590,990	317,276	273,714	October 1990	November 1997-March 1998	26
Shopping Alto Avellaneda	30,138	183,583	115,731	299,314	-	329,452	151,063	178,389	October 1995	November 1997- December 1997	19
Shopping Paseo Alcorta	34,341	122,550	67,897	190,447	-	224,788	73,855	150,933	June 1992	June 1997	25
Alto Noa	3,646	45,880	22,446	68,326	-	71,972	27,642	44,330	September 1994	March 1995- September 1996- January 2000	22
Buenos Aires Design	11,299	59,497	10,891	70,388	-	81,687	59,162	22,525	November 1993- December 1993	November 1997	20
Patio Bullrich	8,419	148,472	55,913	204,385	-	212,804	86,303	126,501	September 1988	October 1998	23
Alto Rosario	26,721	72,572	65,644	138,216	-	164,937	22,807	142,130	November 2004	N/A	29
Mendoza Plaza Shopping	11,156	124,719	48,386	173,105	-	184,261	59,118	125,143	June 1994	December 2004	22
Neuquén Project	3,070	10,822	4,675	15,497	-	18,567	566	18,001	Under construction	September 1999	N/A
Soleil	16,590	27,358	28,548	55,906	-	72,496	3,781	68,715	N/A
Panamerican Mall	117,079	545,916	(120,983)	424,933	-	542,012	42,879	499,133	July 2009	November, 2006	28
Oficinas DOT	13,346	-	93,862	93,862		107,208	2,065	105,143
Shopping Córdoba	5,009	88,514	15,101	103,615	-	108,624	35,626	72,998	March, 1990	December, 2006	16
Other	4,560	7,807	-	7,807	-	12,367	5,945	62	A	N/A	N/A

	999,297	3,055,627	763,033	3,818,660	(2,507)	4,815,450	1,352,087	3,463,363

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                         Additional disclosure requirements (continued)

(v)               Investments in real estate and accumulated depreciation (continued)

		Year ended June 30,
		2011		2010		2009
Balance, beginning of the year	Ps.	3,512,764	Ps.	3,411,553	Ps.
Additions during the year:		428,966
Effect of consolidation with IRSA.		70,180		3,196	,	3,247,410
Acquisition		806,431		100,804		-
Improvements		1,025		51,848		4,372
Recovery of impairment				359		1,083
Transfers from work-in-progress leasehold improvements				-		257,545
		4,819,366		3,567,760		3,510,410

Deductions during the year:
Sales		(3,916)		(54,996)		(98,857)
				(54,996)		(98,857)
Balance, end of the year	Ps.	4,815,450	Ps.	3,512,764	Ps.	3,411,553

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                         Additional disclosure requirements (continued)

(w)               Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2011 prepared in accordance with SEC S-X 12-29.

Col. A.	Col. B.	Col.C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	14%	June-2012	Quaterly	None	Ps.	29,688	Ps.	14,844	None
Customer B	10%	August-2012	Monthly	None		3,856		2,711	None
Under Ps. 49	6-14-16-17%	September 2009 – January 2011 – May 2013	Monthly	None		142		276	None
Mortgage receivables Ps. 50 -Ps. 99	12-14%	April 2014 - April 2015 - July 2014 - May 2014	Monthly	None		443		633	None
Mortgage receivables Ps. 100-Ps. 179	6-14%	June 2014 - December 2012	Monthly	None		316		185	None
Mortgage receivables Ps. 180-Ps. 299	6%	June 2013 - October 2012	Monthly	None		523		491	None
Mortgage receivables Ps. 300-Ps. 379	6-12-14%	June 2012 - November 2012 – April 2019	Semiannual – Monthly	None		1,340		909	None
Mortgage receivables Ps. 380-Ps. 459	12%	March 2019 – April 2019 – May 2019	Monthly	None		2,143		2,129	None
Mortgage receivables Ps. 460-Ps. 549	12%	June 2019	Monthly	None		1,571		1,571	None
Mortgage receivables Ps. 550-Ps. 619	12%	May 2019 – March 2019 – April 2019 – June 2019	Monthly	None		4,106		1,165	None
Mortgage receivables Ps. 620-Ps. 689	12-14%	June 2012 – March 2019	Semiannual – Monthly	None		937		618	None
Mortgage receivables Ps. 690-Ps. 769	12%	April 2019 – May 2019	Monthly	None		3,672		6,558	None
Mortgage receivables Ps. 770-Ps. 849	12%	May 2019	Monthly	None		844		841	None
Over 850	12-14%	June 2012 – June 2019	Monthly	None		947		477	None
					Ps.	50,528	Ps.	33,408

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.           Differences between Argentine GAAP and US GAAP (continued)

I.                         Additional disclosure requirements (continued)

(w)               Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivables is as follows:

		Year ended June 30,
	2011		2010		2009
Balance, beginning of year	Ps.	33,913	Ps.	10,449	Ps.	1,343
Additions during the year:
New mortgage loans		14,061		37,669		9,392
Deductions during the year:
Collections of principal		(14,566)		(14,205)		(286)
Balance, end of year	Ps.	33,408	Ps.	33,913	Ps.	10,449

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.          Other financial statements information (continued)

                a)  Property and equipment

												Current year
Principal Account		Value at the beginning of year		Additions and/or transfers (1)		Deductions and/or transfers		Value at the end of year		Accumulated at the beginning of year		Increase (3)		Decrease (increase) of the year		Current year (4)		Accumulated at the end of the year		Impairment		Net carrying value as of June 30, 2011		Net carrying value as of June 30, 2010
Farms	Ps	329,805	Ps.	1,080,125	Ps.	21,365	Ps.	1,388,565	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	1,388,565	Ps.	329,805
Areas´ development Brasil Agro		-		211,262		-		211,262		-		42,544		-		-		42,544		-		168,718		-
Wire fences		9,836		3,889		419		13,306		1,385		-		78		322		1,629		-		11,677		8,451
Watering troughs		8,073		6,558		1,008		13,623		1,890		-		345		423		1,968		-		11,655		6,183
Alfalfa fields and meadows		9,255		627		2,608		7,274		4,068		-		1,217		1,184		4,035		-		3,239		5,187
Buildings and constructions		39,446		58,657		3,787		94,316		5,385		1,515		449		2,072		8,523		-		85,793		34,061
Machinery and equipment		81,405		37,433		18,758		100,080		71,038		7,863		18,123		4,288		65,066		-		35,014		10,367
Vehicles		5,557		6,824		492		11,889		2,839		1,889		326		847		5,249		-		6,640		2,718
Tools		309		11		2		318		182		-		2		14		194		-		124		127
Furniture and fixtures		41,942		5,770		1,455		46,257		27,694		366		2,200		4,428		30,288		-		15,969		14,248
Feeders and troughs		238		56		66		228		11		-		4		10		17		-		211		227
Corrals and leading lanes		1,531		1,003		203		2,331		241		-		56		47		232		-		2,099		1,290
Roads		3,104		2,192		940		4,356		1,344		-		113		245		1,476		-		2,880		1,760
Facilities		18,599		6,043		219		24,423		9,874		242		294		1,281		11,103		-		13,320		8,725
Computer equipment		-		2,654		79		2,575		-		1,015		54		244		1,205		-		1,370		-
Silo plants		1,350		-		8		1,342		691		-		76		76		691		-		651		659
Constructions in progress		25,039		3,807		20,811		8,035		-		547		-		-		547		-		7,488		25,039
Advances to suppliers		34,366		20,913		41,184		14,095		-		-		-		-		-		-		14,095		34,366
Forest Products- Posts		47		10		57		-		-		-		-		-		-		-		-		47
Forest Products - Raw materials		4,320		-		-		4,320		432		-		-		144		576		-		3,744		3,888
Improvements in third parties buildings		59,497		4,837		7,357		56,977		24,593		1,499		6,338		1,597		21,351		-		35,626		34,904
Feet Lot		-		9,323		48		9,275		-		5,057		69		289		5,277		-		3,998		-
Slaughtering		-		35,557		-		35,557		-		16,486		-		493		16,979		-		18,578		-
Hotels		401,266		13,558		-		414,824		196,546		-		-		14,565		211,111		-		203,713		204,720
Office Buildings		1,027,625		70,833		4,866		1,093,592		112,970		-		1,088		24,495		136,377		132		957,083		914,429
Other Fixed assets		135,077		1,875		-		136,952		5,834		-		-		208		6,042		2,375		128,535		125,908
Commercial Real estate		4,981		-		-		4,981		186		-		-		94		280		-		4,701		4,795
Shopping centers		2,396,072		948,764		134,327		3,210,509		877,755		-		143		125,274		1,002,886		-		2,207,623		1,518,317
Total as of June 30, 2011	Ps.	4,638,740		2,532,581		260,059		6,911,262		(2) 1,344,958		79.023		30,975		182,640		1,575,646		2,507	Ps.	5,333,109
Total as of June 30, 2010	Ps	4,478,627	Ps.	217,905	Ps.	264,546	Ps.	(2) 4,607,509	Ps.	1,164,738	Ps	-	Ps	17,215	Ps.	166,204	Ps.	(2)1,313,727	Ps.	3,561			Ps.	3,290,221

(1) Includes Additions by Consolidation of Cactus S.A. at December 31, 2010 for $44.353 and Additions by Consolidation of Brasil Agro S.A. at June 30, 2011 for $1.101.544.

(2)  Some reclassifications has been made related to allocation of higher values and facilities

(3) Incorporated by consolidation with Cactus S.A. as 31, December 2010 and Brasilagro S.A. as 30, June 2011.

(4) The allocation of annual depreciation charges in the Consolidated Statements of Income is included in “Other expenses” (nota 30.g) except for Ps.425 and Ps. 2,068 and Ps.1, 310 for the years ended June 30, 2011, 2010 and 2009, respectively passed through to tenants.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.                Other financial statement information (continued)

                b)  Intangible assets

												Amortization
Principal Account		Value at the beginning of year		Additions and/or transfers		Deductions and/or transfers		Deductions and/or transfers Effect of Business Combinations		Value at the end of year		Accumulated at the beginning of year		Increase		Deductions and/or transfers		Amount	Accumulated at the end of year		Net carrying value as of June 30, 2011		Net Carrying value as of June 30, 2010
Concession rights	Ps.	44,455	Ps.	-	Ps.	-	Ps.	-	Ps.	44,455	Ps.	2,260	Ps.	-	Ps.	-	Ps.	753	3,013	Ps.	41,442	Ps.	42,195
Saving expenses of contracts in acquired leases		18,248		-		1		-		18,247		7,682		-		-		1,271	8,953		9,294		10,566
Pre-operating expenses		46,210		3		4,411		-		41,802		22,107		-		7,219		4,948	19,836		21,966		24,103
Tarshop’s customers		2,798		-		703		1,942		153		619		-		523		57	153		-		2,179
Softwares (1)		-		8,937		-		-		8,937		-		2,060		-			2,060		6,877		-
Non-compete agreement		12,174		-		12,174		-		-		3,757		-		4,627		870	-		-		8,417
Licences		75		66		-		-		141		25		-		-		47	72		69		50
Trademarks		1,692		-		443		263		986		617		-		14		86	689		297		1,075
Total as of June 30, 2011	Ps.	125,652		9,006		17,732		2,205		114,721		37,067		2,060		12,383		8,032	34,776	Ps.	79,945
Total as of June 30, 2010	Ps.	79,236	Ps.	46,467	Ps.	-	Ps.	51	Ps.	125,652	Ps.	24,049	Ps.	-	Ps.	489	Ps.	13,507	37,067			Ps.	88,585

(1) Incorporated by Consolidation with BrasilAgro as of June 30, 2011.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Other financial statement information (continued) c) Allowances and provisions
Items	Opening Balances		Increases for the year (1)		Decreases for the year (2)		Closing Balances
2011
Deducted from assets
Current
Allowance for doubtful accounts	Ps.	114,855	Ps.	51,024	Ps.	(48,315)	Ps.	117,564
Allowance for impairment of current investments	Ps.	7,423	Ps.	-	Ps.	(7,423)	Ps.	-
Total deducted from current assets	Ps.	122,278	Ps.	51,024	Ps.	(55,738)	Ps.	117,564
Non-current
Allowance for doubtful accounts	Ps.	1,250	Ps.	-	Ps.	(1,250)	Ps.	-
Allowance for impairment of non-current investments	Ps.	1,115	Ps.	-	Ps.	(1,115)	Ps.	-
Allowance for impairment of non-current inventories	Ps.	157	Ps.	-	Ps.	(128)	Ps.	29
Allowance for doubtful mortgage	Ps.	2,208	Ps.	-	Ps.	-	Ps.	2,208
Allowance for recoverability of tax losses	Ps.	59,204	Ps.	27,399	Ps.	(30,313)	Ps.	56,290
Allowance for recoverability of minimum presunted income tax	Ps.	-	Ps.	2,518	Ps.	-	Ps.	2,518
Allowance for doubtful accounts other credits	Ps.	-	Ps.	92	Ps.	-	Ps.	92
Allowance for impairment of undeveloped plots of land	Ps.	50	Ps.	-	Ps.	(50)	Ps.	-
Allowance for impairment of fixed assets	Ps.	3,561	Ps.	-	Ps.	(1,054)	Ps.	2,507
Total deducted from non-current assets	Ps.	67,545	Ps.	30,009	Ps.	(33,910)	Ps.	63,644

Included in liabilities
Current
Provision for lawsuits and contingencies	Ps.	2,890	Ps.	4,090	Ps.	(2,365)	Ps.	4,615
Total included in current liabilities	Ps.	2,890	Ps.	4,090	Ps.	(2,365)	Ps.	4,615
Non-current
Provision for lawsuits and contingencies	Ps.	9,708	Ps.	7,965	Ps.	(2,721)	Ps.	14,952
Total included in non-current liabilities	Ps.	9,708	Ps.	7,965	Ps.	(2,721)	Ps.	14,952
2010
Deducted from assets
Current
Allowance for doubtful accounts	Ps.	129,479	Ps.	30,571	Ps.	(45,195)	Ps.	114,855
Allowance for impairment of current investments	Ps.	10,198	Ps.	-	Ps.	(2,775)	Ps.	7,423
Total deducted from current assets	Ps.	139,677	Ps.	30,571	Ps.	(47,970)	Ps.	122,278
Non-current
Allowance for doubtful accounts	Ps.	2,708	Ps.	-	Ps.	(1,458)	Ps.	1,250
Allowance for impairment of non-current investments	Ps.	1,841	Ps.	1,771	Ps.	(2,497)	Ps.	1,115
Allowance for impairment of non-current inventories	Ps.	1,029	Ps.	870	Ps.	(1,742)	Ps.	157
Allowance for recoverability of tax losses	Ps.	12,429	Ps.	50,292	Ps.	(3,517)	Ps.	59,204
Allowance for doubtful mortgage	Ps.	2,208	Ps.	-	Ps.	-	Ps.	2,208
Allowance for impairment of intangible assets	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Allowance for impairment of undeveloped plots of land	Ps.	50	Ps.	-	Ps.	-	Ps.	50
Allowance for impairment of fixed assets	Ps.	3,891	Ps.	31	Ps.	(361)	Ps.	3,561
Total deducted from non-current assets	Ps.	24,156	Ps.	52,964	Ps.	(9,575)	Ps.	67,545

Included in liabilities
Current
Provision for lawsuits and contingencies	Ps.	4,051	Ps.	2,095	Ps.	(3,256)	Ps.	2,890
Total included in current liabilities	Ps.	4,051	Ps.	2,095	Ps.	(3,256)	Ps.	2,890
Non-current
Provision for lawsuits and contingencies	Ps.	5,823	Ps.	4,817	Ps.	(932)	Ps.	9,708
Total included in non-current liabilities	Ps.	5,823	Ps.	4,817	Ps.	(932)	Ps.	9,708

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Other financial statement information (continued) c) Allowances and provisions
2009
Deducted from assets
Current
Allowance for doubtful accounts	Ps.	381	Ps.	231,730	Ps.	(102,632)	Ps.	129,479
Allowance for impairment of current investments	Ps.	-	Ps.	13,669	Ps.	(3,471)	Ps.	10,198
Total deducted from current assets	Ps.	381	Ps.	245,399	Ps.	(106,103)	Ps.	139,677

Non-current
Allowance for doubtful accounts	Ps.	-	Ps.	2,708	Ps.	-	Ps.	2,708
Allowance for impairment of non-current investments	Ps.	-	Ps.	7,464	Ps.	(5,623)	Ps.	1,841
Allowance for impairment of non-current inventories	Ps.	-	Ps.	1,179	Ps.	(150)	Ps.	1,029
Allowance for recoverability of tax losses	Ps.	-	Ps.	12,429	Ps.	-	Ps.	12,429
Allowance for doubtful mortgage	Ps.	-	Ps.	2,208	Ps.	-	Ps.	2,208
Allowance for impairment of intangible assets	Ps.	-	Ps.	-	Ps.	-	Ps.	-
Allowance for impairment of undeveloped plots of land	Ps.	-	Ps.	360	Ps.	(310)	Ps.	50
Allowance for impairment of fixed assets	Ps.	-	Ps.	4,971	Ps.	(1,080)	Ps.	3,891
Total deducted from non-current assets	Ps.	-	Ps.	31,319	Ps.	(7,163)	Ps.	24,156

Included in liabilities
Current
Provision for lawsuits and contingencies	Ps.	-	Ps.	8,059	Ps.	(4,008)	Ps.	4,051
Total included in current liabilities	Ps.	-	Ps.	8,059	Ps.	(4,008)	Ps.	4,051
Non-current
Provision for lawsuits and contingencies	Ps.	1,803	Ps.	9,737	Ps.	(5,717)	Ps.	5,823
Total included in non-current liabilities	Ps.	1,803	Ps.	9,737	Ps.	(5,717)	Ps.	5,823

(1) Includes Allowences deduced from assets for Ps.21,449 for Cactus Consolidation effect, and Allowences included in liabilities for Ps.1,288 and Ps.1,264 respectively for Cactus and Brasilagro Consolidation effect, as of June 30, 2011, respectively. Includes Allowences deduced from assets for Ps.276,718, and Allowences included in liabilities for Ps.15,837 for IRSA Consolidation efect, as of June 30, 2009, respectively.

(2) Includes Allowences deduced from assets for Ps.(60) and Allowences included in liabilities for Ps.(21) for Cactus Consolidation effect, as of June 30, 2011, respectively. Includes Allowences deduced from assets for Ps.(113,267), and Allowences included in liabilities for Ps.(7,706) for IRSA Consolidation efect, as of June 30, 2009, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.          Other financial statement information (continued)

d)  Cost of sales

		For the year ended June 30,

		2011		2010		2009
Agricultural business:
I. Cost of sales – crops, beef cattle, milk, feed lot and others
Inventories at the beginning of the year	Ps.	194,424	Ps.	135,357		145,415
Unrealized gain on inventories - Beef cattle.		60,667		80,021		(122)
Unrealized gain on inventories - Crops		(2,535)		(390)		(4,784)
Conversion differences		58		(71)		86
Consumer exposure adjustment		2,806		-		-
Production income (1)		396,238		213,451		169,089
Transfer of inventory to property and equipment		(939)		(1,521)		(859)
Transfer of inventory to cost of sales		(18,468)		(7,812)		-
Transfer of sales inventory		10,346		-		-
Transfer of unharvested crops to expenses				-		(6,177)
Transfer of inputs		(594)		-		-
Purchases		84,531		44,071		24,300
Operating expenses (Note 30.g)		18,336		16,146		13,141
Incorporated by consolidation of Cactus		3,674		-		-
Incorporated by consolidation of Brasilagro		193,466		-		-
Inventories at the end of the year		(508,710)		(194,424)		(135,357)
Cost of sales- crops, beef cattle, milk, feed lot and others	Ps.	433,300	Ps.	284,828	Ps.	204,732

II. Cost of farms
Stock at the beginning of the year (farms held for sale)	Ps.	29,906	Ps.	4,825	Ps.	94
Cost of farms	Ps.	29,906	Ps.	4,825	Ps.	94

Slaughtering/ Feedlot Business
I. Cost of sales
Inventories at the beginning of the year	Ps.	-	Ps.	-	Ps.	-
Unrealized gain on inventories- Beef cattle		(113)		-		-
Unrealized gain on inventories- Crops		554		-		-
Transfer of inventory to cost of sales		(14,350)		-		-
Transfer of sales inventory's		(1,697)		-		-
Purchases		104,645		-		-
Operating expenses		31,586		-		-
Incorporated by consolidation of Cactus		13,780		-		-
Inventories at the end of the year		(11,134)		-		-
Cost of sales - Slaughtering/Feedlot business	Ps.	123,271	Ps.	-	Ps.	-

(1) Includes income from change in value of cattle Ps. 46, 6 million as of June 2011; includes income from change in value of grains Ps. 320, 9 million as    of June 2011; and includes income from change in value of milk Ps. 28,7 million as of June 2011.

(1) Includes income from change in value of cattle Ps. 20, 8 million as of June 2010; includes income from change in value of grains Ps. 167, 9 million as of June 2010; and includes income from change in value of milk Ps. 24, 8 million as of June 2010.

(1) Includes income from change in value of cattle Ps. 6, 8 million as of June 2009; includes income from change in value of grains Ps. 147, 5 million as of June 2009; and includes income from change in value of milk Ps. 14, 8 million as of June 2009

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Other financial statement information (continued) d) Cost of sales (continued)
		For the year ended June 30,
Real estate business:		2011		2010		2009
III. Cost of sales and development of properties
Stock at the beginning of the year	Ps.	324,193	Ps.	187,116	Ps.	-
Effect of consolidation with IRSA		-		-		194,994
Operating expenses (Note 30.g)		5,840		14,004		8,127
Restitution of property on execution mortgage		471		-		-
Land swaps Caballito (TGLT)		51,999		-		-
Transfers from fixed assets		20,490		73,409		29,037
Tranfers from undeveloped parcels of land..		67,130		7,789		-
Capitalized interest		2,857		1,932		-
Land reversal Caballito (Cyrsa)		(3,595)		-		-
Reversal		(1,189)		-		-
Sale of business		3,021		21,902		-
Transfer from intangible assets		238		-		-
Purchases and Adjustment to purchase price of inventory		89,597		84,103		116,446
Gain from valuation of inventories at fair market value		45,442		33,831		9,041
Results from holding of real estate assets		7		-		-
Stock at the end of the year	Ps.	(353,607)	Ps.	(324,193)	Ps.	(187,116)
Cost of sales and development of properties	Ps.	252,894	Ps.	99,893	Ps.	170,529

IV. Cost of lease and service offices , shopping centers, hotels, consumer financing and others Stock at the beginning of the year	Ps.	3,141	Ps.	2,676	Ps.	-
Effect of consolidation with IRSA						3,393
Purchases		458		465		(625)
Operating expenses (Note 30.g)		366,845		402,631		265,302
Stock at the end of the year		(3,599)		(3,141)		(2,676)
Cost of lease and service offices, shopping centers, hotels, consumer financing and others	Ps.	366,845	Ps.	402,631	Ps.	265,394

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.          Other financial statement information (continued)

e)  Cost of production

	For the year ended June 30,
	2011		2010		2009

Inventories at the beginning of the year.	Ps.	82,981	Ps.	52,776	Ps.	42,223
Unrealized gain on inventories - Beef cattle		9,198		4,328		(723)
Unrealized gain on inventories - Crops		9,939		1,954		1,511
Transfer of inventory to property and equipment.		(722)		(1,044)		(1,354)
Transfer of inventory to cost of production		-		-		(13,915)
Transfer of unharvested crops to expenses		(95,739)		(82,050)		(72,132)
Incorporated by consolidation of Cactus /BrasilAgro		95,787		-		-
Purchases		134,657		102,635		94,073
Production		10,243		4,270		3,423
Transfer of inventories sold		(10,346)		-		-
Transfer of inputs		495		-		-
Transitory conversion differences		1,915		-		-
Consumer exposure adjustment		(2,806)		-		-
Operating expenses (Note 30.g)		276,994		202,069		210,113
Inventories at the end of the year		(232,518)		(82,981)		(52,776)
Cost of production	Ps.	280,078	Ps.	201,957	Ps.	210,443

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.         Other financial statement information (continued)

                f)  Foreign currency assets and liabilities

	June 30, 2011				June 30, 2010
Item	Type and amount of foreign Currency		Current exchange rate Ps.	Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
ASSETS
Current Assets
Cash and banks
Cash and banks in dollars	US$	35,551	4.070	144,691	US$	10,568	Ps.	41,122
Cash and banks in Brazilian Reais	R$	3,841	2.510	9,640	R$	5		11
Cash and banks in Euros		€43	5.906	252		€366		1,744
Cash and Banks in Yen	Y	79	0.050	4	Y	-		-
Cash and banks in guaranties	Gs.	210,439	0.001	213	Gs.	23,834		191
Cash and banks in pesos bolivianos	Bs.	108	0.598	65	Bs.	6,059		3,314
Cash and banks in pesos uruguayos	UYU	-	-	-	UYU	6		1
Cash and banks in Pounds	GBP	3	6.538	17	GBP	2		14
Collections to be deposited	US$	-	-	-	US$	34		134
Investments
Mutual funds in dollars.	US$	47,041	4.070	191,456	US$	31,821		123,814
Mutual funds in Euros		€-	-	-		€11		53
Mutual funds in Brazilian Reais	R$	45,300	2.510	113,704	R$	-		-
Time Deposits	R$	93,106	2.510	233,697	R$	-		-
Public Shares	US$	5	4.070	20	US$	618		2,405
Public Shares		€490	5.906	2,892		€291		1,386
Goverment bonds	US$	-	-	-	US$	4		16
Others investments	US$	3	4.070	12	US$	-		-
Trade accounts receivable
Trade accounts receivable in dollars	US$	31,540	4.070	128,369	US$	18,195		70,797
Trade accounts receivable in pesos guaraníes	Gs.	976,680	0.001	989	Gs.	-		-
Trade accounts receivable in pesos bolivianos	Bs.	65,648	0.598	39,235	Bs.	93		51
Trade accounts receivable in pesos uruguayos	UYU	474	0.162	77	UYU	352		57
Debtors from sale on real estate	US$	954	4.070	3,885	US$	725		2,821
Debtors from sales on agricultural business	R$	27,240	2.510	68,373	R$	-		-
Subsidiaries, related companies Law 19,550 Section 33 and related parties	Gs.	44,997	0.001	46	Gs.	-		-
Checks to be deposited	Gs.	114,384	0.001	116	Gs.	-		-
Subsidiaries, related companies Law 19,550 Section 33 and related parties	US$	120	4.110	495	US$	1,487		5,844
Other receivables
Put Option Metropolitan 885 Third Ave. LLC	US$	-	-	-	US$	12,455		48,461
VAT receivable, net in pesos bolivianos	Bs.	1,750	0.598	1,046	Bs.	5,747		3,143
Guarantee deposits and premiums	US$	874	4.070	3,558	US$	859		3,344
Financial Operation to liquidate	US$	3,484	4.070	14,180	US$	-		-
Withholding income tax........	US$	1,908	4.070	7,764	US$	-		-
Subsidiaries, related companies Law 19,550 Section 33 and related parties	US$	2,242	4.110	9,215	US$	10,264		39,937
Receivables from the sale of shares	US$	-	-	-	US$	9,194		35,772
Prepaid expenses, excluding leases	US$	502	4.070	2,043	US$	242		943
Expenses to be recovered in dollares	US$	1	4.070	5	US$	-		-
Expenses to be recovered in guaranties	Gs.	22,637	0.001	23	Gs.	20,671		166
Advance to suppliers	R$	12,808	2.510	32,147	R$	-		-

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Other financial statement information (continued)-
f) Foreign currency assets and liabilities (continued)

	June 30, 2011					June 30, 2010
Item	Type and amount of foreign Currency		Current exchange rate Ps.	Amount in local currency Pesos		Type and amount of foreign currency		Amount in local currency Pesos
Others in dollares	US$	2,829	4.070		11,512	US$	203		789
Others in guaraníes	Gs.	4,118	0,001		4	Gs.	10,810		87
Others in pesos bolivianos	Bs.	59	0.598		35	Bs.	5		3
Others in reales	R$	23,999	2.510		60,238	R$	-		-
Others in euros		€3	5.906		17		€-		-
Others in pesos uruguayos	UYU	5	0.162		1	UYU	6		1

Non-Current Assets
Other receivables
Subsidiaries, related companies Law 19,550 Section 33 and related parties	US$	2,578	4.110		10,596	US$	-		-
Subsidiaries, related companies Law 19,550 Section 33 and related parties	R$	7,466	2.510		18,739	R$	-		-
Accounts receivable, net	US$	3,466	4.070		14,108	US$	-		-
Guarantee deposits and premiums	R$	22,301	2.510		55,975		-		-
Deferred income tax	Gs.	274,814	0,001		278	Gs.	22,867		184
Deferred income tax	Bs.	-	-		-	Bs.	7,852		4,295
Others	US$	212	4.070		863	US$	30		117
Others	R$	5,536	2.510		13,895	R$	-		-
Others	Bs.	-	-		-	Bs.	22		12
Trade accounts receivable
Trade accounts receivable	Bs.	5,888	0.598		3,519	Bs.
Debtors from sale in foreign currency	US$	-	-		-	US$	4,377		17,030
Debtors form sale of real estate	US$	1,757	4.070		7,149	US$	-		-
Debtors form sale of real estate	R$	3,080	2.510		7,731	R$	-		-
Investments
Advances for shares purchases	US$	442	4.070		1,797	US$	6,000		23,346
Hersha Hospitality Trust: Share/Options	US$	68,120	4.070		277,248		-		-
Shares of public companies	US$	-	-		-	US$	52,031		204,533
Others	R$	430	2.510		1,080	R$	-		-
Others	US$	23	4.070		94	US$	100		393
US$	US$	203,652			829,060	US$	159,207		621,618
R$	R$	245,107			615,219	R$	5		11
€		€536			3,161		€668		3,183
JPY	Y	79			4	Y	-		-
Bs.	Bs.	73,453			43,900	Bs.	19,778		10,818
Gs.	Gs.	1,648,069			1,669	Gs.	78,182		628
UYU	UYU	479			78	UYU	364		59
GBP	GBP	3			17	GBP	2		14
Total Assets				Ps.	1,493,108			Ps.	636,331

LIABILITIES
Current Liabilities
Trade accounts payables
Suppliers	US$	14,423	4.110	Ps.	59,280	US$	14,346	Ps.	56,395
Suppliers	Bs.	37,352	0.598		22,323	Bs.	18,808		10,287
Suppliers	UYU	132	0.293		39	UYU	-		-
Suppliers	Gs.	830,209	0.001		841	Gs.	7,468		60
Suppliers	R$	2,555	2.510		6,412	R$	-		-
Suppliers		€31	5.964		185		€39		188

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Other financial statement information (continued)

f) Foreign currency assets and liabilities (continued)

	June 30, 2011				June 30, 2010
	Type and amount of foreign Currency		Current exchange rate Ps.	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos

Subsidiaries, related companies Law 19,550 Article 33 and related parties	US$	166	4.110	683	US$	30	119
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Bs.	1,471	0.598	879	Bs.	112	61
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Gs.	345,674	0.001	350	Gs.	-	-
Provisions for inputs and other expenses	US$	35	4.110	145	US$	-	-
Provisions for inputs and other expenses	Bs.	6,788	0.598	4,057	Bs.	-	-
Provisions for inputs and other expenses	Gs.	131,550	0.001	133	Gs.	-	-
Accruals	US$	-	-	-	US$	1,632	6,414
Accruals	Bs.	-	-	-	Bs.	8,567	4,686
Debt related to purchase of farms	Gs.	520,424	0.001	527	Gs.	-	-
Debt related to purchase of farms	US$	6,902	4.110	28,367	US$	6,406	25,181
Debt related to purchase of farms	R$	60,331	2.510	151,430	R$	-	-

Short term debt
Foreign Banks	US$	57,557	4.110	236,557	US$	48,384	190,194
Foreign Banks		€22	5.964	133		€-	-
Foreign Banks	Bs.	19	0.598	11	Bs.	36	20
Foreign Banks	R$	26,541	2.510	66,619	R$	-	-
Subsidiaries, related companies Law 19,550 Article 33 and related parties	US$	11	4.110	46	US$	-	-
APSA 2014 Convertible Notes - Accrued interest	US$	-	-	-	US$	692	2,719
Non Convertible Notes - IRSA 2017 interest	US$	-	-	-	US$	4,138	16,267
Non Convertible Notes - APSA US$ 120m. - Interest	US$	-	-	-	US$	687	2,702
Non-convertible Notes-Class II	US$	-	-	-	US$	9,006	35,404
Non-convertible Notes-Class IV	US$	13,382	4.110	54,998	US$	-	-
Non-convertible Notes-Class VII	US$	9,787	4.110	40,226	US$	-	-
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Bs.	70,514	0.598	42,143	Bs.	-	-
Salaries and social security payable
Salaries payable	Gs.	1,820	0.001	2	Gs.	1,827	15
Provision for vacation and bonuses	R$	4,610	2.510	11,571	R$	172	94
Social security payable	Bs.	409	0.598	244	Bs.	37	20
Social security payable	Gs.	85,876	0.001	87	Gs.	913	7
Social security payable	R$	302	2.510	757	R$	-	-
Others	R$	222	2.510	557	R$	-	-
Taxes payable
Income tax withholdings	Bs.	3,319	0.598	1,984	Bs.	1,230	673
Income tax withholdings	Gs.	2,527	0.001	3	Gs.	-	-
Income tax withholdings	R$	1,671	2.510	4,193	R$	-	-
Property tax payable	Bs.	-	-	-	Bs.	2	1
Gross sales tax withholdings and payments	Bs.	-	-	-	Bs.	185	101
Others	US$	33	4.110	135	US$	23	89
Others	R$	181	2.510	454	R$	-	-

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Other financial statement information (continued)
f) Foreign currency assets and liabilities (continued)

	June 30, 2011				June 30, 2010
	Type and amount of foreign Currency		Current exchange rate Ps.	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Advances from customers
Advances from customers	US$	25,936	4.110	106,596	US$	-	-
Advances from customers	Gs.	101,003	0.001	102	Gs.	-	-
Advances from customers	Bs.	35,193	0.598	21,033	Bs.	-	-
Advances from customers	R$	6,198	2.510	15,557	R$	-	-
Admission rights	US$	-	-	-	US$	7,330	28,815
Admissionbv rights	Bs.	-	-	-	Bs.	11,601	6,345
Other liabilities
Premium collected	US$	164	4.110	672	US$	151	595
Subsidiaries, related companies Law 19,550 Article 33 and related parties	US$	9,411	4.110	38,678	US$	69	270
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Bs.	-	-	-	Bs.	-	-
Guarantee deposits	US$	514	4.110	2,113	US$	681	2,677
Liabilities from purchase of shares	US$	-	-	-	US$	6,258	24,599
Dividends payable	R$	2	2.510	5	R$	-	-
Operations to liquidate	US$	1,869	4.110	7,681	US$	-	-
Others	R$	14	2.510	35	R$	-	-
Others	US$	33	4.110	137	US$	759	2,985

Accruals
Lawsuits and contingencies	R$	504	2.510	1,264	R$	-	-

Non-Current Liabilities
Trade accounts payables
Debt related to purchase of farms	US$	2,944	4.110	12,098	US$	-	-
Long term debt
Non - convertible Notes IRSA 2017	US$	-	-	-	US$	113,362	445,626
Non-Convertible Notes - APSA US$ 120 M.	US$	-	-	-	US$	66,564	261,663
Financial loans	US$	430,773	4.110	1,770,477	US$	44,293	174,115
Financial loans	R$	58,144	2.510	145,942	R$	-	-
Non-convertible Notes Class IV	US$	4,461	4.110	18,333	US$	-	-
Non-convertible Notes Class VI	US$	24,261	4.110	99,712	US$	-	-
Non-convertible Notes Class VII	US$	2,079	4.110	8,546	US$	-	-
APSA 2014 Convertible Notes	US$	-	-	-	US$	15,462	60,782
Seller financing	US$	-	-	-	US$	3,095	12,166
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Gs.	10,221,590	0.001	10,355	Gs.	-	-
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Bs.	-	-	-	Bs.	30,667	16,774
Taxes payable
Deferred income tax	Bs.	4,580	0.598	2,737	Bs.	-	-
Deferred income tax	R$	3,491	2.510	8,763	R$	-	-
Gross revenue tax	R$	318	2.510	797	R$	-	-
Others	R$	112	2.510	282	R$	-	-
Others	US$	1,928	4.110	7,924	US$	-	-
Advances from customers
Admission rights	US$	102	4.110	418	US$	-	-
Other liabilities
Guarantee deposits	US$	1,154	4.110	4,745	US$	987	3,880
Debts for the purchase of investments	US$	158	4.110	650	US$	1,500	5,897
Advance for concession of rights	US$	814	4.110	3,344	US$	805	3,166
Provision for contingencies	US$	700	4.110	2,877	US$	-	-

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29. Other financial statement information (continued)
f) Foreign currency assets and liabilities (continued)
	June 30, 2011					June 30, 2010
	Type and amount of foreign currency		Current exchange rate Ps.	Amount in local currency Pesos		Type and amount of foreign currency			Amount in local currency Pesos

Subsidiaries, related companies Law 19,550 Article 33 and related parties	Gs.	-	-		-	Gs.	2,191,211		17,600

US$	US$	609,597			2,505,438	US$	346,660		1,362,720
R$	R$	165,196			414,638	R$	172		94
€		€53			318		€39		188
Bs.	Bs.	159,645			95,411	Bs.	71,245		38,968
Gs.	Gs.	12,240,673			12,400	Gs.	2,201,419		17,682
UYU	UYU	132			39	UYU	-		-
Total Liabilities				Ps.	3,028,244			Ps.	1,419,652

Cresud Sociedad Anónima Comercial, Inmobiliaria,

Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.          Other financial statement information (continued)

                g)  Other expenses

	Expenses
Items	Operating		Cost of sales and development of properties		Cost of lease and service offices, shopping centers, hotels, consumer		Selling		Administrative			Total for the year ended June 30, 2011		Total for the year ended June 30, 2010		Total for the year ended June 30, 2009
Directors’ fees	Ps.	-	-		Ps.	-	Ps.	-	Ps.	55,327	Ps.	55,327	Ps.	51,653	Ps.	21,247
Fees and payments for services		644				9,521		5,338		39,556		55,059		75,097		54,071
Salaries and wages and social security contributions		39,843	71			67,250		22,856		84,432		214,452		211,681		153,708
Taxes, rates and contributions		2,962	305			4,175		30,245		35,622		73,309		55,791		60,206
Gross sales tax		-	-			-		28,633		-		28,633		58,892		10,485
Office and administrative expenses		2,500	369			4,982		250		9,501		17,602		14,296		13,556
Bank commissions and expenses		43	-			-		-		6,178		6,221		6,807		2,469
Depreciation and amortization		8,576	15			175,250		1,186		5,220		190,247		177,643		119,939
Vehicle and travelling expenses		2,878	1			641		782		4,715		9,017		10,368		6,434
Spare parts and repairs		5,788	-			-		-		176		5,964		6,973		4,275
Insurance		996	14			1,155		-		2,308		4,473		5,793		4,785
Employees’ maintenance		2,629	-			13,748		793		3,578		20,748		19,334		12,589
Commissions and property sales charges		1,101	64			10,407		9,882		1,204		22,658		55,611		50,313
(Recovery) Change for contingencies for lawsuits		-	-			2,755		-		-		2,755		(2,678)		1,727
Allowance for doubtful accounts		-	-			-		7,264		-		7,264		30,571		69,599
Unrecovered expenses		-	-			25,117		217		-		25,334		23,585		6,233
Maintenance of building		-	4,593			36,067		-		1,032		41,692		38,307		20,573
Surveillance		-	404			-		-		2,245		2,649		2,106		1,322
Costs of units available		-	-			1,154		-				1,154		-		-
Selling expenses		111	-			-		1,512		-		1,623		-		-
Freights		98	-			-		1,426		-		1,524		-		-
Exports expenses		-	-			-		186		-		186		-		-
Withholdings exports		-	-			-		3,242		-		3,242		-		-
Livestock expenses (1)		12,021	-			-		1,177		-		13,198		11,173		7,545
Dairy farm expenses (2)		15,761	-			-		614		-		16,375		12,518		11,932
Agricultural expenses (3)		208,855	-			-		44,517		-		253,372		156,515		176,299
Feedlot expenses		14,352	-			-				-		14,352		-		-
Silo expenses		-	-			-				-		-		-		25
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S. A.) expenses		-	-			-				-		-		11,828		6,361
FyO expenses		616	-			-		18		10		644		123		82
Other		5,974	4			14,623		3,594		4,872		29,067		31,534		14,296
Lease of machinery and equipment		-	-			-		-		-		-		-		109
Safety and hygiene expenses		1,168	-			-		-		40		1,208		692		39
Advertising expenses		-	-			-		12,475		-		12,475		27,769		13,610
Total for the year ended June 30, 2011	Ps.	326,916	5,840		Ps.	366,845	Ps.	176,207	Ps.	256,016	Ps.	1,131,824
Total for the year ended June 30, 2010	Ps.	218,215	Ps.	14,004	Ps.	402,631	Ps.	219,454	Ps.	239,678			Ps.		1,093,982
Total for the year ended June 30, 2009	Ps..	223,254	8,127		Ps.	265,302	Ps.	212,482	Ps.	134,664						Ps. 843,829

(1)    Includes cattle food and additives, lodging, animal heath and others.

(2)    Includes cattle food and additives, animal heath and others.

(3)    Includes seeds, agrichemical, irrigation, services hired, land leases and others.

Banco Hipotecario S.A.	Page
Report of Independent Registered Public Accounting Firm	F – 152
Consolidated Balance Sheets as of June 30, 2011 and 2010	F – 153
Consolidated Statements of Income for the years ended June 30, 2011, 2010 and 2009	F – 155
Consolidated Statements of Changes in Shareholders' Equity for the years ended June 30, 2011, 2010 and 2009	F – 157
Consolidated Statements of Cash Flows for the years ended June 30, 2011, 2010 and 2009	F – 158
Notes to the Consolidated Financial Statements	F – 159

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2011 and 2010 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2011. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2011 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

 The Bank’s consolidated financial statements have been prepared in accordance with Argentine Banking GAAP, which differs in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to U.S. GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by U.S. GAAP and regulations of the SEC. Information relating to the nature and effect of the differences between accounting rules prescribed by the BCRA and U.S. GAAP is presented in Note 32 to the consolidated financial statements.

Price Waterhouse & Co S.R.L.
Marcelo Trama
Partner

Buenos Aires, Argentina

August 10, 2011, except for notes 32 and 34 as to which the date is December 23, 2011

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of June 30, 2011 and 2010
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2011		2010
ASSETS

Cash and due from banks	Ps.	197,114	Ps.	129,122
Banks and correspondents		716,694		683,657
		913,808		812,779

Government and corporate securities (Note 7)		2,344,629		3,329,736

Loans (Note 8)
Mortgage loans		1,642,936		1,851,651
Other loans		4,711,966		2,908,358
		6,354,902		4,760,009
Plus: Accrued interest receivable		41,960		42,672
Less: Allowance for loan losses (Note 9)		(215,297)		(171,303)
		6,181,565		4,631,378

Other receivables from financial transactions (Note 10)
Collateral receivable under repurchase agreements		28,169		-
Amounts receivable under derivative financial instruments (Note 19)		798,397		869,929
Loans in trust pending securitization		31,839		45,477
Amounts receivable under reverse repurchase agreements of government and corporate securities		204,031		63,620
Other (Note 10)		877,144		870,721
		1,949,580		1,849,747
Plus: Accrued interest receivable		11,678		9,664
Less: Allowance for Other receivables from financial transactions		(73,873)		(59,330)
		1,887,385		1,800,081

Investments in other companies		4,066		4,066

Miscellaneous receivables (Note 11)		547,317		514,346

Bank premises and equipment (Note 12)		99,457		112,159

Miscellaneous assets (Note 13)		39,694		22,165

Intangible assets (Note 12)		83,181		56,209

Items pending allocation		1,699		1,152

Total Assets	Ps.	12,102,801	Ps.	11,284,071

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET – (Continued)
As of June 30, 2011 and 2010
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2011		2010
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Checking accounts	Ps.	116,115	Ps.	106,617
Saving accounts		433,418		313,553
Time deposits		4,479,516		3,910,517
Other deposit accounts		80,345		60,009
		5,109,394		4,390,696
Plus: Accrued interest payable		113,378		54,504
		5,222,772		4,445,200
Other liabilities from financial transactions
Other banks and international entities (Note 16)		200,002		20,194
Bonds (Note 17)		1,847,234		2,336,525
Argentine Central Bank		12,518		17,130
Amounts payable under derivative financial instruments (Note 19)		675,459		819,500
Borrowings under repurchase agreements collateralized by government securities (Note 15)		207,656		-
Obligation to return securities acquired under reverse repurchase agreements of government and private securities		2,280		71,396
Collections and other transactions on behalf of third parties		21,999		22,212
Other		151,520		254,760
		3,118,668		3,541,717
Plus: Accrued interest payable		23,398		26,254
		3,142,066		3,567,971

Miscellaneous liabilities
Taxes		46,120		21,948
Sundry creditors (Note 21)		312,753		82,244
Other (Note 21)		87,917		39,618
		446,790		143,810

Reserve for contingencies (Note 14)		153,133		226,323

Items pending allocation		3,669		1,968

Non-controlling interest		66,274		37,133

Total Liabilities		9,034,704		8,422,405

SHAREHOLDERS' EQUITY

Common stock		1,463,365		1,428,900
Treasury stock		54,149		105,091
Paid in capital		834		-
Inflation adjustment on common stock		699,601		683,124
Reserves		476,524		437,461
Retained earnings		373,624		207,090
Total Shareholders' Equity		3,068,097		2,861,666
Total Liabilities and Shareholders' Equity	Ps.	12,102,801	Ps.	11,284,071

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the twelve-month periods ended June 30, 2011, 2010 and 2009
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		2011		2010		2009
Financial income
Interest on loans and other receivables from financial transactions	Ps.	906,992	Ps.	718,233	Ps.	938,895
Income from government and corporate securities.		510,711		504,019		75,037
Other		2,786		57		2,227
		1,420,489		1,222,309		1,016,159
Financial expenses
Interest on deposits and other liabilities from financial transactions		667,804		614,166		573,582
Contributions and taxes on financial income		80,259		47,424		41,726
		748,063		661,590		615,308
Provision for loan losses (Note 9)		110,141		100,150		209,844
Income from services
Insurance premiums		254,956		106,748		107,946
Commissions (Note 22)		398,351		244,336		168,570
Other (Note 22)		169,848		125,036		112,337
		823,155		476,120		388,853
Expenses for services
Insurance claims		43,287		14,528		10,517
Commissions (Note 22)		121,499		122,394		105,612
Contributions and taxes on income from services		17,872		11,940		11,117
		182,658		148,862		127,246
Administrative expenses
Salaries and social security contributions		485,546		276,977		222,559
Advertising expenses		63,038		37,264		7,880
Value added tax and other taxes		42,015		26,559		19,757
Directors’ and Syndics’ fees		15,842		11,150		8,965
Fees for administrative services		112,535		75,402		77,249
Maintenance and repairs		18,603		16,213		9,657
Electricity and communications		26,872		27,255		18,794
Depreciation of bank premises and equipment....		14,065		13,616		14,366
Rent		17,661		15,379		14,197
Other		123,052		63,551		62,847
		919,229		563,366		456,271
Net income (loss) from financial transactions	Ps.	283,553	Ps.	224,461	Ps.	(3,657)

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME – (Continued)
For the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2011	2010	2009

Miscellaneous income
Penalty interest	30,950	9,817	11,269
Loans recoveries	141,967	87,382	125,612
Other (Note 23)	21,489	15,677	33,224
	194,406	112,876	170,105

Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	66,845	49,752	44,671
Other (Note 23)	151,294	62,835	56,282
	218,139	112,587	100,953

Income before income taxes and Non-controlling interest	259,820	224,750	65,495
Income taxes (Note 25)	28,021	24,351	11,512
Non-controlling interest	(13,382)	(1,470)	(3,520)
Net income for the period	218,417	198,929	50,463

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Common stock (Note 27)		Paid in capital (Note 27)		Treasury stock (Note 27)		Inflation adjustment of common stock (Note 27)		Reserves				Retained earnings		Total shareholders´ equity
									Legal (Note 27)		Voluntary (Note 27)

Balance as of June 30, 2008	Ps.	1,500,000	Ps.	-	Ps.	-	Ps.	717,115	Ps.	143,912	Ps.	-	Ps.	290,707	Ps.	2,651,734

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 29, 2009 – Legal Reserve		-		-		-		-		253,996		-		(253,996)		-

Board Meeting 243 held on January 21, 2009		-		-		-		-		-		-		(39,460)		(39,460)

Treasury stock (Note 27.a.)		(71,100)				105,091		(33,991)		-		-		-		-

Net loss for the period		-		-		-		-		-		-		50,463		50,463

Balance as of June 30, 2009	Ps.	1,428,900	Ps.	-	Ps.	105,091	Ps.	683,124	Ps.	397,908	Ps.	-	Ps.	47,714	Ps.	2,662,737

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 30, 2010 – Legal Reserve		-		-		-		-		39,553		-		(39,553)		-

Net income for the period		-		-		-		-		-		-		198,929		198,929

Balance as of June 30, 2010	Ps.	1,428,900	Ps.	-	Ps.	105,091	Ps.	683,124	Ps.	437,461	Ps.	-	Ps.	207,090	Ps.	2,861,666

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 13, 2011 – Legal Reserve		-		-				-		39,063		-		(52,438)		(13,375)

Sales of treasury stocks (Note 27.a.)		34,465		834		(50,942)		16,477						555		1,389

Net income for the period		-		-				-		-		-		218,417		218,417

Balance as of June 30, 2011	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	476,524	Ps.	-	Ps.	373,624	Ps.	3,068,097

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2011, 2010 and 2009
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		2011		2010		2009
Cash flows from operating activities:
Net income	Ps.	218,417	Ps.	198,929	Ps.	50,463
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		176,986		149,902		254,515
Net gain on investment government securities		(23,324)		(151,380)		(52,145)
Gain on derivative financial instruments		(51,569)		(48,655)		(43,550)
Depreciation and amortization		34,863		28,433		26,937
Net gain on sale of premises and equipment and miscellaneous assets		(3,721)		(1,599)		(16,581)
Net Indexing (CER and CVS) of loans and deposits		81,053		45,935		89,626
Net Interest and indexing (CER) of borrowings and compensations from Argentine Central Bank		-		-		36,766
Non-controlling interest		13,382		1,470		3,520
Net change in trading investments		(944,799)		(481,200)		(581,347)
Net reverse repurchase agreements of government and corporate securities		-		-		207,041
Net change in other assets		(128,346)		386,164		(1,086,227)
Net change in other liabilities		14,749		(1,323,655)		(186,617)
Net cash (used in) operating activities		(612,309)		(1,195,656)		(1,297,599)

Cash flows from investing activities:
(Increase)/Decrease in loans, net		(2,060,769)		(1,151,335)		17,681
Proceeds from securitization of consumer loans		515,901		762,120		-
Proceeds from maturities of available for sale securities		553,615		556,126		535,131
Payment for the Tarshop S.A. acquisition net of cash acquired		(89,352)		-		-
Proceeds from sales of available for sale securities		1,421,741		233,217		-
Proceeds from sale of premises and equipment		21,635		1,570		4,887
Purchases of premises and equipment, miscellaneous and intangible assets		(86,415)		(33,856)		(33,552)
Net cash provided by investing activities		276,356		367,842		524,147

Cash flows from financing activities:
Increase in deposits, net		718,698		1,023,776		1,458,835
Principal payments on bonds, notes, and other debts		(532,467)		(612,894)		(221,987)
(Decrease)/Increase in borrowings, net		223,331		(116,139)		36,443
Net cash provided by financing activities		409,562		294,743		1,273,291

Net increase/(decrease) in cash and cash equivalents		73,609		(533,071)		499,839
Cash and cash equivalents at the beginning of the period		812,779		1,227,901		647,691
Effect of foreign exchange changes on cash and cash equivalents		27,420		117,949		80,371
Cash and cash equivalents at the end of the period	Ps.	913,808	Ps.	812,779	Ps.	1,227,901

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	56,018	Ps.	31,720	Ps.	27,588
Cash paid for presumptive minimum income tax		19,855		19,944		18,765
Non-cash transactions involving securitizations		25,795		38,106		-

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

1.     General

a. Description of business

Banco Hipotecario S.A. (herein after referred to as the “Bank” or “BHSA”), is a commercial bank, organized under the laws of Argentina.

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

b. Basis of presentation

The consolidated financial statements of the Bank have been prepared in accordance with the rules of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribes the accounting reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”) applicable to enterprises in general. The significant differences between Argentine Banking GAAP and Argentine GAAP are described in Note 5 to the consolidated financial statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to U.S. GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC. See Note 32 for details.

Certain disclosures required by the Argentine Banking GAAP have not been presented herein since they are not required under U.S. GAAP or the SEC and are not considered to be relevant to the accompanying consolidated financial statements taken as a whole.

Certain reclassifications of prior years information have been made to conform to current year presentation. Such reclassifications do not have a significant impact on the Bank financial statements.

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2011 and 2010 are as follows:

Issuing Company	June 30,
	2011	2010
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%	99.98%
BHN Vida Sociedad Anónima	99.98%	99.98%
BACS Banco de Crédito y Securitización Sociedad Anónima	70.00%	70.00%
Tarshop S.A. (Note 30)	80.00%	-
BH Valores Sociedad de Bolsa SA	100.00%	100.00%

Under the stock purchase agreement dated March 10, 2011 the International Finance Corporation (IFC) sold its equity share of 20% in BACS Banco de Crédito y Securitización S.A. equivalent to 12,500,000 shares, to the Bank (17.5%) and the rest to public investors (2.5%). The transaction is subject to the BCRA’s approval. As a result, the Bank’s new shareholding in BACS’s capital stock will rise from 70% to 87.5%. The purchase price was fixed at US$ 4.4 million. A payment of US$ 0.9 million was made upon signing the stock purchase agreement. As of the date of issuance of these financial statements, this transaction is pending of approval by the BCRA, and as such the Bank as recorded the payment of US$ 0.9 million in March 30, 2011 under “Miscellaneous assets”.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

1.                   General (continued)

On August 30, 2010, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the purchase of Tarshop shares, which price was paid in two installments. The first one on December 29, 2009 (20%) and the last one on September 13, 2010 (80%). As of June 30, 2011 the balance sheet of the Bank include the accounts of Tarshop, and the Statement of income comprises 10 months of results for such business combination. See note 30.

All significant intercompany accounts and transactions have been eliminated in consolidation.

d. Presentation of financial statements in constant argentine pesos

The financial statements have been adjusted for inflation in conformity with the guidelines set in Communication “A” 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution N° 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication “A” 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the application of the adjustment for inflation in accordance with the rules issued in due time by the Argentine Central Bank using the adjustment coefficient derived from the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

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

3. Exposure to the Public Sector

As of June 30, 2011, the Bank maintains the following government-related assets:

a)       Government securities for Ps. 642,581  (excluding securities issued by Argentine Central Bank).

b)       Loans to the national, provincial and municipal governments for Ps. 50,888.

c)       Other receivables for financial transactions for Ps. 50,944 of which Ps. 22,775 corresponds to SISVIAL Financial Trust’s debt securities and Ps. 28,169  corresponds to repurchase transaction of government securities.

The net exposure to the Public Sector, without considering liquid assets in BCRA accounts, amounts to Ps. 744,413 and Ps. 2,286,997 at June 30, 2011 and 2010, respectively.

3. Exposure to the Public Sector (continued)

Communication “A” 4546 dated July 9, 2006, stated that, as from July 1, 2007, exposure to the Public Sector may not exceed 35% of total assets as of the last day of the previous month.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2011 and 2010 the Bank’s exposure to the public sector represents 6.2% and 20.2% of its total assets, respectively.

4.     Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of the consolidated financial statements.

4.1. Foreign Currency Assets and Liabilities

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

4.2. Government and Corporate Securities

As of June 30, 2011 and 2010 securities classified as "Holdings booked at fair value", "Investment in listed corporate securities" and "Securities issued by the BCRA" with volatility published by the BCRA, have been recorded at quoted market prices.

As of June 30, 2011 and 2010, securities classified as “Holdings booked at cost plus return” and “Securities issued by the BCRA” with no volatility published by the BCRA, except Secured Bonds and Discount Bonds as of June 30, 2010, have been recorded at their acquisition cost subject to an exponential increase based on their internal rate of return.

As of June 30, 2010, “Secured Bonds” issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Technical Pronouncement 539/02 and complementary rules, were recorded at the higher of (i) the market value as of the measurement date and (ii) the book value as of the end of the preceding month, net of accrued interest and CER adjustment and accumulated collections received for such bonds.

As of June 30, 2010, Discount Bonds exchanged as part of the sovereign debt restructuring process have been recorded at the lower of (i) the aggregate nominal cash flow until maturity under the issuance conditions for the new securities and (ii) the book value of the securities offered, which is equivalent to the present value of the Secured Bonds (BOGAR 2018).

4.3. Loans

The portfolio of performing loans and loans with 90 days or less past due, has been recorded at principal amounts, net of amortization, adjusted by CER (Reference Stabilization Index), and CVS (Adjustment Salary Variation Index), where applicable, plus accrued interest and net of allowance for loan losses.

Other loans to the public sector as of June 30, 2010, were recorded at their net book value as of January 31, 2009, net of contra accounts and financial services collected after that date. As of June 30, 2011, those loans were recorded at cost plus interest accrued based on their internal rate of return, taking as cost their book value as of December 31, 2010.

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
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.                    Significant Accounting Policies (continued)

4.3. Loans (continued)

4.4. Interest accruals and adjustments of principal amounts (CER and CVS)

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

4.5. Allowance for Loan Losses

The Bank provides for estimated future possible losses on loans and the related accrued interest through the establishment of an allowance for loan losses. The allowance charged to expense is determined by management based upon loan classification, actual loss experience, current and expected economic conditions, delinquency aging, and an evaluation of potential losses in the current loan portfolio. Specific attention is given to loans with evidence that may negatively affect the Bank´s ability to recover the loan and accrued interest.

4.6. Mortgage Related Insurance

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps.1,181 and 1,181 as of June 30, 2011 and 2010, respectively.

The Bank discontinues accruing insurance premiums for individual loans when the related loan is over 90 days past due.

4.7. Loans in trust pending securitization

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

4.8. Derivative Financial Instruments

Currency swaps are recorded on the basis of the net asset or liability derived from the accrual of amount receivable in Euros or US dollar, minus the accrual of interest payable in US dollar or Euros (both derived from the current coupon of the swap).

Credit currency swap are recorded on the basis of the net asset or liability position derived from variations in the underlying assets. In addition, the Bank creates provisions for these transactions when the value stated above exceeds their fair value, as requested by the BCRA for this credit currency swap.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.8. Derivative Financial Instruments (continued)

4.              Significant Accounting Policies (continued)

Interest rate swaps to hedge exposure against interest rate risk attached to liabilities and assets are recorded on the basis of the net asset or liability derived from the accrual of interest receivable (on a fixed interest rate basis) minus the accrual of interest payable (on a variable interest rate basis), both derived from the current coupon of the swap.

Forward transactions have been recorded, under “Other Receivables from Financial Brokerage” and / or “Other Liabilities Resulting from Financial Brokerage”, as the case may be, by the difference between the agreed foreign currency exchange rate and the spot exchange rate at the end of the period.

Future contracts buy or sell foreign currency is recorded at fair value.  The settlement of these contracts is carried on a daily basis for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day.

Changes in these values, for all derivative instruments, are recognized as a gain or loss under the caption “Financial Income – Interest on loans and other receivables from financial transactions” or “Financial Expenses – Interest on deposits and other liabilities from financial transactions”, respectively.

4.9. Securitizations of Loans

The Bank accounted for the transfer of loans to trusts and the issuance of mortgage bonds, as a sale and recorded its retained interest in the securitization trusts at their principal amounts. A gain or loss is recognized for the difference between the cash proceeds received and the principal balance of the loans underlying the bonds sold. Retained interests relating to certificates of participation are adjusted on a monthly basis to reflect the net results of the Bank's residual interest in the trusts.

The certificates of participation have been recorded according to the equity method of accounting, written down, if applicable, to reflect any allowances for impairment. In addition, debt securities issued by the trust are recorded at face value, adjusted by CER, when applicable, plus accrued interest, written down, if applicable, to reflect any allowances for impairment and less the negative amount of the equity method applied to the certificates of participation, when applicable.

4.10. Investments in Other Companies

Investments in Other Companies include equity interest in companies where a Non-controlling interest is held.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists.

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the equity method. As of June 30, 2011 and 2010 these investments were recorded at cost.

4.11.       Bank Premises and Equipment and Miscellaneous Assets

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
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.                Significant Accounting Policies (continued)

4.11.       Bank Premises and Equipment and Miscellaneous Assets (continued)

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

4.12.       Intangible Assets, Net

Software expenses as well as start-up costs are carried at cost, adjusted for inflation (as described in Note 1.d), less accumulated amortization. These intangible assets are amortized under the straight-line method over their estimated useful life.

Goodwill arising from the acquisition of 80% interest in Tarshop S.A.'s capital stock is recorded by the difference between the purchase price and the book value of the net assets acquired in accordance with Argentine Central Bank rules. Goodwill is subsequently amortized in a straight line basis over the estimated useful life months.

4.13. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	June 30,
	2011		2010

BACS Banco de Crédito y Securitización SA	Ps.	35,609	Ps.	37,132
BHN Sociedad de Inversión S.A		1		1
Tarshop S.A		30,664		-
Total	Ps.	66,274	Ps.	37,133

4.14. Dismissal indemnities

             The disbursements in respect to dismissal indemnities are expensed in the year in which they occur.

4.15. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, when applicable.

4.16. Reserve for contingencies

Reserve for contingencies are recorded when is probable and the amount of loss can be reasonably estimated. The Bank records them in Reserve for contingencies, under Liabilities. These reserves cover various items, such as insurance risk, provisions for lawsuits, other contingencies, etc.

The Bank has set up provisions recorded at the present value of the remaining payment for its employees' retirement plans.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)4.18. Income Tax

4.         Significant Accounting Policies (continued)

4.17. Other liabilities from financial transactions

Unsubordinated negotiable obligations have been valued at their residual value plus interests accrued.

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2011, 2010 and 2009, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

4.19.       Reclassifications

Certain immaterial balances from prior periods have been reclassified to conform to the twelve-month period ended June 30, 2011 presentation.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.                      Significant Accounting Policies (continued)

4.20.       Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of ASC 230.

For purposes of reporting cash flows, “Cash and cash equivalents” include “Cash and due from banks”.

4.21.       Use of Estimates

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

5. Summary of differences between Argentine Banking GAAP and Argentine GAAP

The Bank’s accounting policies and financial statement presentation generally conform to the rules prescribed by the Argentine Central Bank which prescribes the reporting and disclosure policies for all banks and financial institutions in Argentina. These rules differ in certain respects from Argentine GAAP. The following is a summary of the principal differences between Argentine Banking GAAP and Argentine GAAP:

a)         Compensation received, per Sections 28 and 29 of National Executive Branch Decree 905/02

As of June 30, 2010, the Bank carried under the caption " Government Securities”, government securities arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Under Argentine GAAP, those assets should have been recorded at their fair value net of estimated selling expenses, charging the quotation differences to the results for each period or year, except there is an intent and ability to carry them until maturity, in which case should be recorded at amortized cost.

b)         Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under Argentine GAAP, income tax must be recognized according to the deferred tax method.

c)         Secured bonds and other government securities

As established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Bonds (BOGAR) which as of June 30, 2010 have been disclosed under Government and Corporate Securities.

As of such date, the Bank recorded the aforementioned assets at the higher value arising from comparing the listed value as of the measurement date and the book value of the preceding month, net of contra accounts and financial services collected since such date. Under Argentine GAAP, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each year, except there is a possibility and intention to carry them until maturity.

As of June 30, 2011 and 2010, the Bank recorded BOGAR 2018 bonds granted as collateral for the advance payment received from the BCRA, at the value admitted for purposes of setting up guarantees in accordance with the regulations of the BCRA. Under Argentine GAAP, those securities should be valued at their quotation values net of estimated selling expenses.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

5. Summary of differences between Argentine Banking GAAP and Argentine GAAP (continued)

Discount Bonds are recorded as established in Note 4.2. Under Argentine GAAP, those bonds should be valued at their quotation value less estimated selling expenses.

As of June 30, 2010, the Bonds received in exchange for debt as resolved by Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, BONAR in Argentine Pesos Badlar + 275 bps 2014, classified in “Holdings booked at cost plus return”, have been recorded at cost. This value is increased monthly on the basis of the internal rate of return according to the interest rate which, used as discount, matches the cash flow’s present value with the initial value invested. Under Argentine GAAP, those securities should be recorded at their quoted market prices net of estimated selling expenses.

As of June 30, 2011, the Bank recorded BONAR 2017 bonds and BODEN 2015 bonds, as established in note 4.2. Under Argentine GAAP, those bonds should be recorded at their quoted market value less estimated selling expenses.

d)         Derivatives

Under Argentine Banking GAAP, derivative instruments are recorded as described in Note 4.8. Under Argentine GAAP, derivative financial instruments must be recorded at fair value.

e)         Receivables and debts stemming from refinancing

Pursuant to Argentine GAAP, when certain receivables and debts are replaced by others the terms and conditions thereof are substantially different to the original ones, the existing account shall be closed and a new receivable or debt shall be recorded, the accounting measurement thereof shall be made on the best possible estimate of the amount payable or receivable, discounted at a rate that reflects market valuations on the time value of money and the specific risks of such assets and liabilities. Said transactions are valued under Argentine Banking GAAP based on the rates contractually agreed upon and, as the case may be, the risk is measured pursuant to the classification and provisioning criteria specifically set forth.

f)          Financial Trusts

The financial trust participation certificates have been valued according to the equity method of accounting, net of allowances. In addition, financial trust debt securities have been stated at face value, index-adjusted by applying the CER to the appropriate instruments, plus interest accrued until the end of the period or year, net of allowances, less the negative amount of the Participation Certificates, as the case may be, reported by the Trustee. This criterion differs from Argentine GAAP.

g)         Commissions, Interest and Costs related to Loans and Credit Cards

Pursuant to Argentine GAAPs, certain captions for commissions, fees, charges and costs incurred in, in relation to the granting of loans and credit cards must be capitalized based in future income generation. This criterion is not applied according to the Argentine Banking GAAP.

h)      Ownership interests in other companies and intangible assets

The Bank determined the goodwill for the acquisition of 80% of Tarshop SA’s capital stock based on the excess of the acquisition cost over the equity value of such ownership interest and made the related adjustments between the Argentine GAAP and Argentine Banking GAAP such as deferred tax and allowances for loan losses. Under Argentine GAAP, Goodwill should reflect the difference between the acquisition cost of said ownership interest and the holding percentage over the amount of the net assets valued at fair value.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

6. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	June 30,
	2011		2010
Banco Hipotecario S.A.
Deposits in U$S as collateral for the currency swap transactions	Ps.	66,253	Ps.	91,121
Deposits in securities issued by the BCRA as collateral for OCT transactions		52,088		71,286
Deposits in pesos as collateral for visa credit card transactions		25,378		19,910
	Ps.	143,719	Ps.	182,317

Tarshop S.A.
Government securities as collateral for leases	Ps.	405	Ps.	-
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received		30,298		-
Time deposits pledged for tax obligations arising from Financial Trusts		3,043		-
Deposits in pesos related to Financial Trusts transactions		7,116
	Ps.	40,862	Ps.	-

BACS Banco de Crédito y Securitización S.A.
Bogar 2018 Bonds and Mortgage loans as collateral for the advance received from BCRA	Ps.	14,782	Ps.	22,558
Securities issued by the BCRA as collateral for OCT transactions		740		-
	Ps.	15,522	Ps.	22,558

BH Valores Sociedad de Bolsa S.A.
Mercado de Valores de Buenos Aires SA’s share pledged on behalf of Chubb Argentina de Seguros S.A	Ps.	4,000	Ps.	4,000

Total	Ps.	204,103	Ps.	208,875

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

7. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2011		2010
Holding booked at fair value
Government securities denominated in pesos		126,350		257,864
Government securities denominated in US$		419,592		-
	Ps.	545,942	Ps.	257,864

Holding booked at cost plus return
Boden 2012 Bonds		-		1,664,742
Bonar 2014 Bonds		-		171,461
Discount Bonds		26,650		27,171
Bogar 2018 Bonds		12,853		76,431
Boden 2015 Bonds		30,681		-
Bonar 2017 Bonds		7,710		-
Other Bonds		18,745		18,767
	Ps.	96,639	Ps.	1,958,572

Investment in listed corporate securities
Corporate securities denominated in pesos (a)		139,910		72,240
Corporate securities denominated in US		2,001		1,174
	Ps.	141,911	Ps.	73,414

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA		799,043		237,425
Unquoted bills and notes issued by the BCRA		761,094		802,477
	Ps.	1,560,137	Ps.	1,039,902

Allowances	Ps	-	Ps	(16)

Total	Ps.	2,344,629	Ps.	3,329,736

(a)     As of June 30, 2011 includes Ps. 114,102 related to investments of Tarshop S.A.

             As of June 30, 2011, Bogar 2018 Bonds, Bonar 2017 Bonds, Boden 2015 Bonds and Securities issued by Argentine Central Bank sold under repurchase agreements amounted to Ps. 698, Ps. 10,731, Ps. 16,740 and Ps. 201,830, respectively and were recorded under the caption “Other Receivables resulting from financial brokerage”.

The bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 510,711 as of June 30, 2011, mainly due to trading operations agreed by the bank, the accrual interest of Bonar 2014 Bonds until the date of their sale, the accrual of interest of the securities issued by the Argentine Central Bank and the sales of Boden 2012 Bonds, BOGAR 2018 Bonds and Bonar 2014 Bonds.

8. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

•         Mortgage loans:

•         Construction project loans - loans made to various entities for the construction of housing units

•         Individual residential mortgage loans - mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

8. Loans (continued)

•         Other loans:

•         Certain financial and non-financial sector loans including loans to credit cardholders and to individuals

•         Public Loans – loans to National Government and Provinces

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial Public sector, and financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2011		2010

Non-financial public sector	Ps.	49,913	Ps.	56,854
Financial sector		59,692		25,270
Non-financial private sector
With preferred guarantees (a)		1,646,704		1,855,087
Without preferred guarantees
Personal loans		567,290		396,356
Credit Card Loans (b)		2,156,283		1,128,946
Overdraft facilities		462,569		527,405
Other loans (c)		1,412,451		770,091
Accrued interest receivable		41,960		42,672
Reserve for loan losses (see Note 9)		(215,297)		(171,303)
Total	Ps.	6,181,565	Ps.	4,631,378

(a)       Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.

(b)       As of June 30, 2011 includes Ps. 571,648 of Tarshop S.A.

(c)       Includes Ps 482,045 and Ps 269,311 of short term loans in pesos, Ps. 240,485 and Ps. 241,798, of short term loans in dollars and Ps. 267,519 and Ps. 57,837 of loans to exporters, as of June 30, 2011 and 2010, respectively.

9. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2011		2010

Balance at beginning of period	Ps.	171,303	Ps.	235,713
Other adjustment		35,789		-
Provision charged to income		110,141		100,150
Loans charged off		(101,936)		(164,560)
Balance at end of period	Ps.	215,297	Ps.	171,303

(*) Allowances as of the acquisition date related to the acquisition of Tarshop S.A.

10. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

10. Other receivables from financial transactions (continued)

	June 30,
	2011		2010
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps.	616,209	Ps.	632,347
Unsecured guarantees (1)		1,345,049		1,227,064
Subtotal		1,961,258		1,859,411
Less: Allowance for losses (2)		(73,873)		(59,330)
Total	Ps.	1,887,385	Ps.	1,800,081

(1) Includes Ps.798,397 and Ps. 869,929 of Amounts receivable under derivative financial instruments, as of June 30, 2011 and 2010.

(2) As of June 30, 2011 and 2010 includes Ps. 8,574 and Ps. 16,162 of allowances for losses of loans in trust pending securitization.

         The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2011		2010

Subordinated bonds (1)	Ps.	318,403	Ps.	307,069
Certificates of participation (Note 20)		290,660		179,022
Bonds held in the Bank’s portfolio (2).		7,385		103,912
Bonds unquoted		115,110		88,099
Collateral for OTC transactions		52,828		71,286
Other		92,758		121,333
Total	Ps.	877,144	Ps.	870,721

(1) Includes Ps. 212,199 and Ps. 199,123 of debt securities related to securitizations made by the bank and described in Note 20, as of June 30, 2011 and 2010, respectively..

(2) The Bank carries long-term Negotiable Obligations for Ps. 7,081 and Ps. 65,047 as of June 30, 2011 and 2010, respectively, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

11. Miscellaneous receivables

         Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2011		2010

Withholdings, credits and prepaid income tax	Ps.	7,306	Ps.	7,521
Receivables from governmental entities		109		494
Recoverable expenses, taxes, and advances to third parties		58,631		40,133
Attachments for non-restructured ON		6,506		24,682
Guarantee deposit (1)		69,069		91,121
Presumptive minimum income – Credit tax (Note 26)		164,406		137,230
Receivables from master servicing activities		4,117		4,336
Other Directors fees		3,661		3,097
Advance payment – Acquisition of Tarshop SA (Note 30)		-		21,074
Advance payment – Acquisition of BACS’ shares (Note 1.c)		3,600		-
Loans to Bank staff		109,853		93,083
Other		125,776		95,277
Subtotal		553,034		518,048
Less: Allowance for collection risks		(5,717)		(3,702)
Total	Ps.	547,317	Ps.	514,346

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

11. Miscellaneous receivables (continued)

(1) As of June 30, 2011 guarantee deposits comprised Ps. 69,069 (in US$) granted as collateral to deposit securing financial agreements. As of June 30, 2010 these deposits comprised Ps. 91,121 (in US$). The decrease in the guarantee deposits was mainly due to the amortization of the notional amount of derivatives financial instruments collateralized by cash.

12. Bank Premises and Equipment and Intangible Assets

             The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2011		2010

Land and buildings	Ps.	106,679	Ps.	122,969
Furniture and fixtures		31,471		26,686
Machinery and equipment		93,558		74,507
Other		11,199		3,175
Accumulated depreciation		(143,450)		(115,178)
Total	Ps.	99,457	Ps.	112,159

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2011		2010
Third parties fees, re-engineering, restructuring and capitalized software costs		56,077		56,209
Goodwill (Note 30) (*)		27,104		-
Total	Ps.	83,181	Ps.	56,209

(*) Goodwill is related to the acquisition of Tarshop, which has been allocated to the Credit card segment- Tarshop.

13. Miscellaneous assets

             Miscellaneous assets consists of the following as of the end of each period:

	June 30,
	2011		2010

Properties held for sale	Ps.	31,954	Ps.	14,195
Assets leased to others		12,220		4,862
Other		10,259		10,811
Accumulated depreciation		(14,739)		(7,703)
Total	Ps.	39,694	Ps.	22,165

14.    Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2011		2010

Legal Contingencies (1)	Ps.	79,401	Ps.	90,329
Incurred but not reported and pending insurance claims (2)		1,181		1,181
Contingency risks (4)		40,767		38,558
Tax Provision		25,077		10,643
Bonds subject to lawsuits (3)		6,707		85,612
Total	Ps.	153,133	Ps.	226,323

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

14.    Reserve for contingencies (continued)

(1) Includes legal contingencies and expected legal fees.
(2) As of June 30, 2011 and 2010, it is composed of: Debts to insured for Ps. 1,181 (outstanding claims for Ps. 559 and IBNR for Ps. 622).
(3) Includes Negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring mentioned in note 2. During the period ended June 30, 2011 the Bank has compensated a major part of this liability with the bond’s held in the Bank’s portfolio mentioned in note 10.
(4) Comprised of:

	June 30,
	2011		2010

Retirement plans	Ps.	29,396	Ps.	30,531
Others		11,371		8,027
Total	Ps.	40,767	Ps.	38,558

15. Other Liabilities from Financial Transactions - Borrowings under repurchase agreements collateralized by government securities

The amounts outstanding corresponding to the Borrowings under repurchase agreements collateralized by government securities, as of the end of the twelve month periods are as follows:

	June 30,
	2011		2010

Repurchase agreements collateralized by securities issued by the BCRA	Ps.	181,334	Ps.	-
Repurchase agreements collateralized by government securities		26,322		-
Total	Ps.	207,656	Ps.	-

The transactions maturity date are between July 1 and July 7, 2011.

16.  Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

Description	Average Annual interest rate	Maturity date		2011		2010

Interbank loans in pesos	13.5%	2011	Ps.	200,002	Ps.	20,194
Total			Ps	200,002	Ps.	20,194

17. Other Liabilities from Financial Transactions - Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

17. Other Liabilities from Financial Transactions – Bonds (continued)

					June 30,
	Issue date	Maturity date		Annual interest rate	2011	2010
Banco Hipotecario
Long term bond (US$ 449,880 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	263,879	369,206
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	517,766	581,347
Series 4 (US$ 150,000 thousand)	16/11/05	16/11/10	a	9.750%	-	127,944
Series 4-Tranche II (US$ 100,000 thousand)	26/01/06	16/11/10	a	9.750%	-	393,106
Series 5 (US$ 250,000 thousand)	27/04/06	27/04/16	a	9.750%	906,220	864,922

Tarshop S.A.
Commercial Paper Series III	03/12/10	30/08/11	b/c	Badlar +359bp	47,387	-
Commercial Paper Series IV	03/12/10	30/08/11	a	5.09%	11,982	-
Long term bond Series I	24/05/11	30/11/12	b/c	Badlar+375bp	75,019	-
Long term bond Series II	24/05/11	30/11/12	a	5.25%	24,981	-
					1,847,234	2,336,525

(a)            fixed interest rate
(b)            variable interest rate
(c)            As of June 30, 2011 Badlar rate was 11.44%

The contractual maturities of bonds are as follows as of June 30, 2011:

June 30, 2012	Ps.	353,250
June 30, 2013		327,215
June 30, 2014		260,549
Thereafter		906,220
Total	Ps.	1,847,234

The General Shareholders' Meeting held on May 23, 2008, approved the creation of a new Global Program for issuing Negotiable Obligations, not convertible into shares, with or without collateral, for an amount of up to two billion US dollars (US$ 2,000,000,000) or the equivalent thereof in pesos.

On April 30, 2010, the General Ordinary Shareholders’ Meeting resolved, within the scope of the Global Program referred above, to delegate on the Board of Directors the broadest powers to determine the time, amount, within five years as from the CNV’s authorization date or the maximum term to be fixed in future regulations, as well as the other terms and conditions of each Series to be issued.

On October 17, 2011 the Bank issued Series I Notes for an amount of Ps. 90,143, which accrue interest at BADLAR + 350 basic points and, with maturity on April 17, 2013.

18. Level I American Depositary Receipts Program

On March 27, 2006 the US Securities and Exchange Commission (SEC) has made effective the Level I American Depositary Receipts, “ADR” program.

This program allows foreign investors to buy the Bank’s stock through the secondary market where ADRs are traded freely within the United States. The Bank of New York has been appointed as depositary institution.

19. Derivative Financial Instruments

The Bank has carried out its financial risk management through the subscription of several derivative financial instruments. Derivative instruments are recorded under the captions “Other receivable from financial transactions – Amounts receivable under derivative financial instruments” or Liabilities: “Other liabilities from financial transactions – Amounts payable under derivative financial instruments” in the Consolidated Balance Sheet, and the related gain or loss under the captions “Financial Income – Interest on loans and other receivables

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

19. Derivative Financial Instruments  (continued)

from financial transactions” or: “Financial Expenses – Interest on deposits and other liabilities from financial transactions”, respectively, in the Consolidated Statement of Income.

.

The following are the derivative financial instruments outstanding as of June 30, 2011 and 2010:

Type of Contract	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
	2011	2010	2011	2010	2011	2010

Cross Currency Swaps (1) (a)	741,237	815,158	93,742	6,789	86,356	1,816
Credit Currency Swaps (2) (a)	236,605	323,513	47,971	48,249	48,344	48,249
Interest Rate Swaps (3) (b)	-	-	-	-	684	-
Receives variable Pays fixed interest rate	15,000	-	-	-	-	-
Receives fixed Pays variable interest rate	60,000	-	-	-	-	-
Forwards (4) (a)	-	4,302	-	49	-	49
Futures (5)
Purchases (a)	1,214,125	894,892	-	-	-	-
Purchases (b)	49,998	-	-	-	-	-
Sales (a)	25,087	39,605	-	-	-	-
			141,713	55,087	135,384	50,114

 (a) Underlying: Foreign currency.

 (b) Underlying: Interest rate.

1.            Cross Currency Swaps: Cross currency swaps were carried out in order to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the net liability position of that currency, stemming from the restructuring of Euro-denominated negotiable obligations. Through these transactions, the Bank receives Euros, in exchange for a certain amount of US dollars. The Bank records the changes in the assets and liabilities position in Euros and US dollars plus the corresponding interest rate. Within this framework, the following transactions have been carried out:

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

The net book value as of June 30, 2011 and 2010 amounted to Ps. 93,742 and Ps. 6,789.

For these transactions, as of June 30, 2011 and 2010, the Bank has recognized gains for Ps. 2,699 and Ps. 3,701, respectively.

2.        Credit Currency Swaps: in order to reduce the volatility of the Bank’s results derived from variations in the CER index, in view the net liability position stemming from obligations in pesos adjustable by said index, related to the financial assistance to be requested from the Argentine Central Bank for the subscription of BODEN 2012 pursuant to the provisions of Section 29, subsect. g) of Decree 905/02, the Bank carried out currency swap transactions paying US dollars and receiving in exchange CER index. The Bank has subscribed directly its rights to receive hedge BODEN 2012, therefore, it has not asked for BCRA’s financial assistance, and the hedge for which the aforementioned contracts were implemented has partially ended. Within this framework, the following transactions have been carried out:

•                 On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Deutsche Bank AG which due date shall be August 3, 2012. According to this transaction, the Bank receives interest at a rate of 2% on a notional principal of Ps. 267,613 adjusted by applying the CER

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

18.    Derivative Financial Instruments  (continued)

and pays interest at 180-day LIBOR plus 435 basis points on a notional principal of US$ 56,250 thousand without transfer of principal on each due date.

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

The net book value as of June 30, 2011 and 2010 amounted to Ps. 47,971 and Ps. 48,249.

For these transactions, as of June 30, 2011 and 2010, the Bank has recognized gains for Ps. 40,021 and losses for Ps. 16,709, respectively.

3.        Interest rate swaps: As from August 2010, interest rate swap transactions were executed whereby in some of them, the Bank receives a fixed rate and pays variable BADLAR, whereas in others the Bank receives a BADLAR variable rate and pays a fixed rate.

For these transactions, as of June 30, 2011 the Bank has recognized gains for Ps. 298.

4.        Forward transactions: US dollar forward transactions have been carried out, the settlement of which, in general, is made without delivery of the underlying asset but by means of the payment in Pesos of currency differences. These transactions were performed mainly as hedge for foreign currency positions. Transactions with settlement in Pesos were also made upon maturity.

For these transactions, as of June 30, 2010, the Bank has recognized losses for Ps. 46.

5.        Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference. In addition, BADLAR rate forward transactions have been carried out, the settlement of which, in general, is made without delivery of the underlying asset but by means of the payment of differences.

For these transactions, as of June 30, 2011 and 2010, the Bank has recognized losses for Ps. 35,795 and for Ps. 65,949, respectively.

Through memorandums No. 48/08, 52/08 and Note 313/ 48 /09 from the BCRA’s Financial and Exchange Institutions Superintendency, certain observations were raised regarding the valuation criteria applied to some derivative instruments held by the Bank at the time the memorandums were raised (2008 and 2009). As a consequence of the memorandums mentioned before, regarding the “CER Swap Linked to PG08s and External Debt” (transaction entered on February 23, 2007 and settled on January 29, 2009), on May 5, 2011 the Argentine Central Bank notified BHSA of the commencement of summary financial proceedings No. 1320, File No. 100.299/10. The subject matter of these proceedings are the loans granted to the Non-Financial Public Sector without BCRA’s previous authorization, alleging inadequate credit policies with excesses over the limits related to fractioning credit risk exposure to the non-financial public sector and to counterparties, excess assets given as collateral, non-compliance with minimum capital requirements and objections to accounting treatment.

20. Securitization of mortgage loans, consumer loans and credit cards

The Bank created separate trusts under its US securitization program and “Cédulas Hipotecarias Argentina – program”; and a consumer trust under BACS’s Global Trust Securities Program. For each mortgage or consumer trust, the Bank transfers a portfolio of mortgages or consumer loans originated by banks and other financial institutions in trust to the relevant trustee. The trustee then issues Class A senior Bonds, Class B subordinated bonds and certificates of participation. The trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgage or consumer loans and any reserve fund established by the Bank for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage and consumer loans conveyed to the trusts are no longer recorded as assets of the Bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

20. Securitization of mortgage loans, consumer loans and credit cards (continued)

At the date of these financial statements the following trust funds have been set up:

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total

BHN II – Issued on 05.09.97 (*)
Face value in Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2001	07.25.2009	03.25.2012	05.25.2013

BHN III – Issued on 10.29.97 (*)
Face value in Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018

BHN IV – Issued on 03.15.00 (*)
Face value in Ps.	36,500	119,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020

BACS I – Issued on 02.15.2001 (*)
Face value in Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020

BACS III – Issued on 12.23.2005
Face value in Ps.	77,600		1,200	1,200	80,000
Declared Maturity Date	03.20.2013		09.20.2013	08.20.2015

BACS Funding I Issued on 11.15.2001 (*)
Face value in Ps.	-	-	-	29,907	29,907
Declared Maturity Date				11.15.2031

BACS Funding II Issued on 11.23.2001 (*)
Face value in Ps.	-	-	-	12,104	12,104
Declared Maturity Date				11.23.2031

BHSA I Issued on 02.01.2002
Face value in Ps.	-	-	-	43,412	43,412
Declared Maturity Date				02.01.2021

CHA II Issued on 11.19.2004
Face value in Ps.	39,950	-	4,995	5,002	49,947
Declared Maturity Date	12.31.2011		01.31.2016	01.31.2013

CHA III Issued on 04.07.2005
Face value in Ps.	50,000	-	6,250	6,270	62,520
Declared Maturity Date	04.30.2012		12.31.2013	01.31.2020

CHA IV Issued on 6.22.2005
Face value in Ps.	54,900	-	4,848	4,849	64,597
Declared Maturity Date	01.31.2013		07.31.2023	07.31.2023

CHA V Issued on 10.20.2005
Face value in Ps.	53,301	-	-	11,700	65,001
Declared Maturity Date	12.31.2014			04.30.2023

CHA VI Issued on 04.07.2006
Face value in Ps.	56,702	-	-	12,447	69,149
Declared Maturity Date	12.31.2016			12.31.2026
	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total

CHA VII Issued on 09.27.2006
Face value in Ps.	58,527	-	-	12,848	71,375
Declared Maturity Date	08.31.2017			02.28.2028

CHA VIII Issued on 03.26.2007
Face value in Ps.	61,088	-	-	13,409	74,497
Declared Maturity Date	08.31.2024			08.31.2028

CHA IX Issued on 08.28.2009
Face value in Ps.	192,509	-	-	10,132	202,641

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
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

Tarshop SA has created several financial trusts under the its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) destined to assure its long-term financing accessing directly to the capital market. The assets included in the trusts relate to credit card coupons and advances in cash. The table below presents the trusts issued and outstanding as of June 30, 2011:

	Debt Securities	Participation Certificates	Total

Series LXII – Issued on 09.12.10
Face value in Ps.	50,000	13,660	63,660
Declared Maturity Date	07.05.2011	07.05.2011

Series LXIII – Issued on 11.04.10
Face value in Ps.	56,250	13,533	69,783
Declared Maturity Date	09.12.2011	09.12.2011

Series LXIV – Issued on 12.23.10
Face value in Ps.	55,000	20,563	75,563
Declared Maturity Date	01.05.2012	01.05.2012

Series LXV – Issued on 03.18.11
Face value in Ps.	56,110	14,321	70,431
Declared Maturity Date	02.10.2012	02.10.2012

Series LXVI - Issued on 06.17.11
Face value in Ps.	56,189	15,290	71,479
Declared Maturity Date		09.05.2012

BACS Banco de Crédito y Securitización acts as trustee of trust agreements to guarantee obligations arising from certain financial trusts. As of June 30, 2011 Financial Trusts Red Mutual IX to XX are administered and the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates is exercised by BACS.

In addition, BACS Banco de Crédito y Securitización has created separate trusts which have personal loans, primary originated by cooperatives and later acquired by BACS, as assets. The following trusts have been issued under the “Fideicomisos Financieros BACS – Global program" for the securitization for a face value up to Ps. 300,000:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

20. Securitization of mortgage loans, consumer loans and credit cards (continued)

	Debt Securities Class A	Debt Securities Class B	Participation Certificates	Total

Personales I – Issued on 02.22.11
Face value in Ps.	28,488	5,736	4,015	38,239
Declared Maturity Date	10.31.2014	10.31.2014	04.29.2015

Personales II – Issued on 10.29.97 (*)
Face value in Ps.	27,103	5,420	3,614	36,137
Declared Maturity Date	04.30.2015	04.30.2015	10.27.2015

As of June 30, 2011 and 2010, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts:

	June 30,
	2011		2010

Class B debt securities – BHN III (a)	Ps.	21,294	Ps.	20,599
Class B debt securities – BHN IV (a)		78,764		78,249
Class B debt securities – CHA II		-		4,137
Class B debt securities – CHA III		7,964		11,188
Class B debt securities – CHA IV		7,835		8,483
Class A debt securities – BHN IV		45		45
Class A debt securities – CHA III to CHA XIV		41,595		21,082
Class A debt securities – BACS I		20,574		26,740
Debt securities – BACS III		23,877		28,600
Debt securities – BACS Personales I		5,640		-
Debt securities – BACS Personales II		4,611		-
Subtotal	Ps.	212,199	Ps.	199,123

 (a) Net of allowances for impairment of Ps. 31,714 and Ps. 23,348 as of June 30, 2011 and 2010, respectively

	June 30,
	2011		2010

Certificates of participation – BHN II (a)	Ps.	36,749	Ps.	40,088
Certificates of participation – BHN III (a)		10,833		14,046
Certificates of participation – CHA II		8,204		7,879
Certificates of participation – CHA III		13,269		12,197
Certificates of participation – CHA IV		11,604		10,634
Certificates of participation – CHA V		19,305		17,822
Certificates of participation – CHA VI		14,426		14,097
Certificates of participation – CHA VII		9,757		10,051
Certificates of participation – CHA VIII		9,858		10,367
Certificates of participation- CHA IX		12,449		13,185
Certificates of participation- CHA X		22,861		22,463
Certificates of participation- CHA XI		14,640		15,660
Certificates of participation – CHA XII		20,834		-
Certificates of participation – CHA XIII		6,947		-
Certificates of participation – CHA XIV		7,549		-
Certificates of participation – BHSA I		1,048		3,624
Certificates of participation – BACS III		-		1,003
Certificates of participation – BACS Personales I		6,022		-
Certificates of participation – BACS Personales II		5,435		-
Certificates of Participation – Tarshop Series LXII		13,305		-
Certificates of Participation – Tarshop Series LXIII		13,194		-
Certificates of Participation – Tarshop Series LXIV		18,811		-
Certificates of Participation – Tarshop Series LXV		13,283		-
Certificates of Participation – Tarshop Series LXVI		13,453		-
Subtotal	Ps.	303,836	Ps.	193,116
Total	Ps.	516,035	Ps.	392,239

(a) Net of allowances for impairment of Ps. 24,979 and Ps. 15,699 as of June 30, 2011 and 2010, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

21. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2011		2010
Sundry creditors:
Accrued fees and expenses payable (a)	Ps.	291,142	Ps.	71,179
Unallocated collections		2,516		4,033
Withholdings and taxes payable		8,934		4,868
Other		10,161		2,164
Total	Ps.	312,753	Ps.	82,244
(a) As of June 30, 2011 includes Ps. 196,439 of Tarshop S.A. payable’s to affiliated shops.
Other:
Directors and Syndics accrued fees payable	Ps.	8,478	Ps.	3,919
Payroll withholdings and contributions		18,073		10,857
Gratifications		25,351		9,325
Salaries and social securities		36,015		15,517
Total	Ps.	87,917	Ps.	39,618

22. Income from Services and Expenses on Services

Income from Services  - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2011		2010		2009

Loan servicing fees from third parties	Ps.	14,852	Ps.	13,123	Ps.	9,316
Commissions from FONAVI		12,789		9,897		7,092
Commissions for credit cards (a)		322,965		185,122		150,713
Other		47,745		36,194		1,449
Total	Ps.	398,351	Ps.	244,336	Ps.	168,570

(a)      For the twelve-month period ended June 30, 2011 includes Ps. 84,269 related to commissions for credit cards granted by Tarshop S.A.

Other income from services is comprised of the following for each period:

	June 30,
	2011		2010		2009

Reimbursement of loan expenses paid by third parties	Ps.	47,720	Ps.	28,660	Ps.	65,512
Other (a)		122,128		96,376		46,825
Total	Ps.	169,848	Ps.	125,036	Ps.	112,337

(a)      For the twelve-month period ended June 30, 2011 includes Ps. 63,479 related to other income from services granted by Tarshop S.A.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

22. Income from Services and Expenses on Services (continued)

Expenses on Services  - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2011		2010		2009

Structuring and underwriting fees	Ps.	5,602	Ps.	6,716	Ps.	6,353
Retail bank originations		3,624		30		41
Collections		12,931		515		295
Banking services		81,385		103,420		91,582
Commissions paid to real estate agents		17,957		11,713		7,341
Total	Ps.	121,499	Ps.	122,394	Ps.	105,612

23. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income is comprised of the following for each period:

	June 30,
	2011		2010		2009

Income on operations with premises and equipment and miscellaneous assets	Ps.	3,880	Ps.	1,599	Ps.	16,581
Rental income		916		1,675		1,693
Interest on loans to bank staff		11,496		9,384		8,850
Other		5,197		3,019		6,100
Total	Ps.	21,489	Ps.	15,677	Ps.	33,224

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2011		2010		2009

Depreciation of miscellaneous assets	Ps.	654	Ps.	482	Ps.	443
Gross revenue tax		1,050		3,653		870
Other taxes		13,528		11,540		15,187
BOGAR valuation adjustment		-		-		20,062
Debit card discounts		18,869		6,278		1
Credit card and others discounts		45,659		20,759		1,139
Benefits prepayments		3,062		8,072		3,034
Donations		3,961		3,703		1,243
Amortization of goodwill (Note 30)		2,464		-		-
Other		62,047		8,348		14,303
Total	Ps.	151,294	Ps.	62,835	Ps.	56,282

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

24. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	454,624	22,290	3	476,917
Government and corporate securities	462,277	-	-	462,277
Loans	776,058	-	-	776,058
Other receivables from financial transactions.	230,984	658,616	-	889,600
Miscellaneous receivables	79,545	-	-	79,545
Total as of June 30, 2011	2,003,488	680,906	3	2,684,397
Total as of June 30, 2010	2,848,368	777,886	3	3,626,257

Liabilities:
Deposits	932,057	-	-	932,057
Other liabilities from financial transactions	1,787,449	610,306	-	2,397,755
Miscellaneous liabilities	377	7	-	384
Items pending allocation	1	-	-	1
Total as of June 30, 2011	2,719,884	610,313	-	3,330,197
Total as of June 30, 2010	3,163,167	681,160	-	3,844,327

25. Income Tax

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

As a general rule, the income tax law allows the deduction of expenses incurred to obtain or maintain the source of taxable income. For purposes of deducting from the taxable revenues those expenses incurred to obtain jointly taxable and non–taxable income, expenses should be segregated accordingly.

Furthermore, the fiscal rule gives prerogative to the direct allocation method rather than the apportionment method to determine the deductible expenses. Thus, the apportionment method should only be used when it is not possible to make direct allocation of expenses to the taxable revenue.

The Bank has a tax net operating loss carry forward of Ps. 319,430 and Ps. 165,557 at June 30, 2011 and 2010, respectively. The amount for the period ended June 30, 2011 includes Ps. 114,269 related to net tax operating loss carry forward of Tarshop S.A.

26. Presumptive Minimum Income Tax

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

As accepted by the BCRA, at June 30, 2011 the Bank capitalized the Ps. 151,010 tax credit corresponding to the fiscal years between 2001 and 2010.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

26. Presumptive Minimum Income Tax (continued)

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance

2001	5,084	(*)
2002	12,516
2003	12,471
2004	15,517
2005	12,889
2006	15,581
2007	18,634
2008	18,519
2009	19,944
2010	19,855

(*) Provisioned amount

Additionally, at June 30, 2011, Tarshop SA capitalized Ps. 13,396 of tax credit.

27. Shareholders' Equity

The following information relates to the statements of changes in the Bank’s shareholders' equity.

(a)    Common Stock

Prior to June 30, 1997, the Bank's capital stock consisted of assigned capital with no par value owned 100% by the Argentine government. In accordance with the by-laws approved as a result of the conversion of the Bank to a sociedad anónima, the Bank's capital stock was established at Ps.1,500,000 and divided into four classes of ordinary common shares.

As of June 30, 2011, the Bank's capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI) (b)	A	658,530,880	43.9%	1 vote
Banco Nación, as trustee for the Bank's
Programa de Propiedad Participada (a)	B	75,000,000	5.0%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors (c) (d)	D	691,469,120	46.1%	3 votes
		1,500,000,000	100%

(a)     The Bank's Programa de Propiedad Participada (“PPP”) is the Bank's employee stock ownership plan.

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

(d)     By reason of the expiration on January 29, 2009 of the Total Return Swap that had been executed and delivered on January 29, 2004 (See 5.13), Deutsche Bank AG transferred to the Bank 71,100,000 ordinary Class “D” shares in Banco Hipotecario Sociedad Anónima with face value $ 1 each, which are available for

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

27. Shareholders' Equity (continued)

the term and in the conditions prescribed by the Argentine Companies Law, in its Section 221. The General Ordinary Shareholders’ Meeting held on April 30, 2010 resolved to extend for a year, counted as from January 31, 2010, the term for realizing the treasury shares held by the Bank.

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

On August 3, 2010 the proceeds of the offer and the balance of the shares referred in the preceding paragraph were made available to the holders of the Stock Appreciation Rights (StAR) coupons.  With the above-mentioned offering, 999,312 Class D shares were sold in excess of those required to pay off the obligation previously mentioned. In connection with such excess sale, Ps. 554 thousand were recorded as retained earnings to reflect the addition of the shares to the entity’s equity, which took place on January 29, 2009 as detailed in this note, and a further Ps. 834 thousand were booked as Additional paid-in capital for the difference between the value as added to the entity’s equity and the sales value.

The Class B shares have been set aside for sale to the Bank's employees in the future pursuant to the PPP on terms and conditions to be established by the Argentine government. Any Class B shares not acquired by the Bank's employees at the time the Bank implements the PPP will automatically convert into Class A shares. The Class C shares are eligible for sale only to companies engaging in housing construction or real estate activities. Any Class B shares transferred by an employee outside the PPP will automatically convert to Class D shares or Class C shares transferred to persons not engaged in construction or real estate activities will automatically convert into Class D shares.

(b)    Distribution of profits

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

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

27. Shareholders' Equity (continued)

The Ordinary General Shareholders’ Meeting, held on April 13, 2011, resolved to distribute the income for the year ended on December 31, 2010 as follows: Ps. 39,063 (20%), to be applied to the Statutory Reserve Ps. 100,000 (61.59%), to be paid out as cash dividends on ordinary shares, and the balance, after the Board’s remuneration, to be maintained as Retained earnings. As of the date of issuance of these financial statements, this decision is pending approval by BCRA.

28. Employee Benefit Plan

The Bank is obligated to make employer contributions to the National Pension Plan System determined on the basis of the total monthly payroll. These expenses are recorded in “Salaries and social security contributions” under the “Administrative expenses” caption in the accompanying consolidated statements of income.

29. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business the Bank is party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in the balance sheets. These financial instruments include commitments to extend credit.

	June 30,
	2011		2010
Commitments to extend credit
Mortgage loans (a)	Ps.	209,282	Ps.	361,123
Credit card loans (b) (*)		1,433,627		762,645
Clearing items in process (c)		76,784		59,264
Other guarantees (d)		85,650		111,853
Total	Ps.	1,805,343	Ps.	1,294,885

(*) As of June 30, 2011 includes Ps. 631,341 related to commitments to extend credit card loans granted by of Tarshop S.A.

(a)  Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

(b)  The Bank has a unilateral and irrevocable right to reduce or change the credit card limit, thus it considered there is no off-balance sheet risk. In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

(c)  The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties.

(d)     Mainly includes the amounts given as collateral for swaps transactions held by the bank.

30. Purchase of Tarshop’s shares.

Tarshop is a financial company which provides credit card loans. Through its commercial trademark offers a wide range of benefits such as exclusive promotions or discounts, financing plans and cash advances

On December 22, 2009, the Board of Directors has approved the purchase of 80% of the share capital of Tarshop SA. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes. The transaction was subject to the BCRA approval.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

30. Purchase of Tarshop’s shares.(contiuend)

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

Pursuant to the Argentine Central Bank regulations, and due to the difference between the acquisition cost and the book value of assets and liabilities purchased as of August 31, 2010, valued in accordance with Argentine Banking GAAP, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. As of June 30, 2011 such balance amounted to Ps. 27,104.

The goodwill is amortized and charged to expense on a straight-line basis during 60 months, pursuant to Argentine Central Bank regulations.

The table below presents a condensed balance sheet of Tarshop S.A. according to their financial statements under Argentine Banking GAAP (without considering any eliminations as of its consolidation into the Bank’s Financial Statements), as of June 30, 2011:

Condensed balance sheet of Tarshop S.A. as of June 30, 2011
Cash and due from banks	21,811
Government and corporate securities	114,170
Loans and Trade receivables	482,597
Other assets	60,630
Total Assets	679,208
Other liabilities resulting from financial brokerage	287,077
Provisions	4,973
Other liabilities	233,898
Total Liabilities	525,948
Shareholder´s Equity	153,260
Total Liabilities and Shareholder´s Equity	679,208

Additional disclosures for business combinations as required by ASC 805-10-50-2 (h)

The table below presents an unaudited condensed income statement data of Tarshop S.A. for the ten-month period ending June 30, 2011, which represents the results of Tarshop S.A. since the acquisition date included in Banco Hipotecario’s consolidated income statement for the year ended June 30, 2011.

Condensed income statement of Tarshop S.A. for the ten-month period ending June 30, 2011
Net financial income	97,610
Net Income from services	193,813
Provisions for loan losses	(42,428)
Administrative expenses	(220,112)
Net income from financial transactions	28,883
Other income	48,400
Pre-tax income	77,283
Income tax provision	-
Net Income	77,283

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

30. Purchase of Tarshop’s shares.(contiuend)

The table below presents the unaudited pro forma condensed consolidated income statement for the year ended June 30, 2011 which give effect to Banco Hipotecario’s acquisition of Tarshop S.A. as if it had occurred on July 1, 2010 and July 2009.

The unaudited pro forma condensed consolidated income statement presented below is derived from the historical financial statements of Tarshop S.A. and Banco Hipotecario’s in accordance with Argentina Banking GAAP. Such unaudited pro forma consolidated financial information does not include eliminations related to transactions between Banco Hipotecario and Tarshop S.A., the anticipated realization of cost savings from any operating efficiencies, synergies or restructurings resulting from the integration of Tarshop S.A.

Banco Hipotecario believes that the assumptions used to derive the unaudited pro forma condensed consolidated income statement are reasonable given the information available; however, such assumptions are subject to change and the effect of any such change could be material. The unaudited pro forma condensed consolidated income statement has been provided for information purposes only and is not necessarily indicative of the financial condition or results of operations that would have been achieved had the transaction actually been completed on the dates indicated and do not purport to be indicative of results of operations at any future date or for any future period.

	Unaudited pro-forma condensed income statement of Banco Hipotecario for the twelve-month period ending June 30, 2011	Unaudited pro-forma condensed income statement Banco Hipotecario for the twelve-month period ending June 30, 2010
Net financial income	690,015	625,885
Net Income from services	669,374	469,825
Provisions for loan losses	(114,807)	(135,779)
Administrative expenses	(953,388)	(732,320)
Net income from financial transactions	291,194	227,611
Other income / (loss)	(13,582)	34,735
Non-controlling interest	(16,940)	(8,989)
Pre-tax income	260,672	253,357
Income tax provision	(28,021)	(24,351)
Net Income	232,651	229,006

31. Adoption of International Financial Reporting Standards

On March 29, 2009, the FACPCE issued the Technical Resolution N° 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the Internacional Financial Reporting Board (IASB)” which requires companies under supervision of the National Securities Commission (C.N.V.) to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. The C.N.V. issued Resolution N° 562/09, as amended by Resolution 576/10 formally adopting application of Resolution N° 26 to its regulated entities for fiscal years beginning on January 2, 2012.

The IFRS adopted by the C.N.V. are not applicable to the Bank. This is due to the fact that the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control body, such as those established by the Argentine Central Bank for the companies included in the Financial Institutions Law. However, IRSA Inversiones y Representaciones S.A. (IRSA) is required to comply with the changes to the Argentine GAAP and therefore the Bank, an unconsolidated associated company of IRSA, will have to prepare its financial information for purposes of providing such information to IRSA for their filings under IFRS.

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP

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

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.          Differences in measurement methods

As from March 1, 2003, inflation accounting was discontinued. The following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the Securities and Exchange Commission (“SEC”), it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and U.S. GAAP.

The main differences between Argentine GAAP and U.S. GAAP as they relate to the Bank are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments. References below to “ASC” are to Accounting Standard Codification issued by the Financial Accounting Standards Board in the United States of America.

The following tables summarize the main reconciling items between Argentine GAAP and U.S. GAAP:

Reconciliation of net income:

			June 30,
		2011	2010	2009
Net income as reported under Argentine Banking GAAP	Ps.	218,417	198,929	50,463
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(31,186)	(5,265)	(386)
- Loan losses reserve	(b)	20,467	99,933	6,659
- Derivative instruments	(c)	(1,381)	57,763	125,864
- Compensatory and Hedge Bonds	(d)	121,313	99,392	11,683
- Other government securities	(e)	91,400	4,001	(3,257)
- Provincial public debt	(f)	27,870	30,809	10,491
- Trouble debt Restructuring	(g)	71,453	53,215	2,928
- Securitizations	(h)	(12,444)	9,407	(2,279)
- Acquisition of treasury shares	(i)	-	-	40,883
- Intangible assets
Software costs	(j)	2,461	54	4,354
Other intangible assets	(j)	14,203	-	-
Business combination	(j)	(9,253)	-	-
Gain as result of acquisition of Tarshop SA.	(j)	2,776	-	-
- Impairment of fixed and foreclosed assets	(k)	1,191	1,076	1,632
- Vacation provision	(m)	649	(1,975)	(1,530)
- Insurance technical reserve	(n)	(408)	(965)	(4,743)
- Capitalization of interest of cost	(o)	548	16	97
- Deferred income tax	(p)	(2,537)	(97,555)	38,850
- Non-Controlling interest	(l)	13,382	1,470	3,520
Net income in accordance with U.S. GAAP	Ps.	528,921	450,305	285,229
- Less Net (Loss) attributable to the Non-Controlling interest	(l)	(11,046)	(9,158)	(813)
Net income attributable to Controlling interest in accordance with U.S. GAAP	Ps.	517,875	441,147	284,416
Basic and diluted net income per share in accordance with U.S. GAAP		3.704	3.153	1.997
Average number of shares outstanding (in thousands)		1,428,900	1,428,900	1,428,900

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

Reconciliation of shareholders’ equity

		June 30,
		2011	2010
Total shareholders' equity under Argentine Banking GAAP	Ps.	3,068,097	2,861,666
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(24,982)	6,204
- Loan losses reserve	(b)	(74,373)	(94,840)
- Derivative Instruments	(c)	(6,353)	(4,972)
- Compensatory and Hedge Bonds	(d)	-	(105,234)
- Other government securities	(e)	2,406	19,059
- Provincial Public Debt	(f)	(9)	(5,187)
- Trouble debt Restructuring	(g)	-	(71,453)
- Securitizations	(h)	(3,220)	(52,061)
- Intangible assets
Software costs	(j)	(5,970)	(8,431)
Other intangible assets	(j)	14,203	-
- Business combination	(j)	(6,477)	-
- Impairment of fixed and foreclosed assets	(k)	(41,250)	(42,441)
- Vacation provision	(m)	(9,639)	(10,288)
- Insurance technical reserve	(n)	(6,140)	(5,732)
- Capitalization of interest cost	(o)	2,202	1,654
- Deferred income Tax	(p)	124,224	126,761
- Non-Controlling interest	(l)	66,274	37,133
Total Shareholders’ Equity under U.S. GAAP	Ps.	3,098,993	2,651,838
- Non-Controlling Interest under U.S. GAAP	(l)	(66,350)	(31,850)
Consolidated Parent Company Shareholders’ Equity under U.S. GAAP	Ps.	3,032,643	2,619,988

Description of changes in shareholders’ equity under U.S. GAAP:

Total Shareholders’ Equity
Balance as of June 30, 2009	Ps. 1,786,309
Other comprehensive Income	392,532
Net income for the twelve month period in accordance with U.S. GAAP	441,147
Balance as of June 30, 2010	Ps. 2,619,988
Cumulative adjustments for accounting changes (consolidation of VIES)	180,449
Others (*)	(11,986)
Other comprehensive Income	(273,683)
Net income for the twelve month period in accordance with U.S. GAAP	517,875
Balance as of June 30, 2011	Ps. 3,032,643

(*) Includes Ps. (13,375) related to the retained earnings distribution approved by the General Shareholders’ Meeting hold on April 13, 2011 and Ps. 1,389 recognized as a consequence of the sales of treasury stocks.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans.

In accordance with U.S. GAAP, under ASC 310 loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP for Banco Hipotecario S.A. as of June 30, 2011 and 2010 amounted to Ps. (24,982) and 6,204, respectively.

As a consequence of the acquisition of Tarshop S.A. described in note 32.j. the shareholder’s equity adjustment amounted to Ps (23,133), this amount is included in the total adjustment mentioned in the previous paragraph.

Therefore the net income adjustment for the period ended June 30, 2011 amounts to a total of Ps. (31,186).

b. Loan loss reserve

The Bank’s accounting for its allowance for loan losses differs in some significant respects with practices of U.S.-based banks.

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

With respect to the acquisition of Tarshop S.A. under Argentine Banking GAAP, the Bank recorded the loan portfolio acquired at fair value. However the presentation in the consolidated balance sheet was made on a gross basis, recording an outstanding amount of principal plus interest of Ps. 246,679 and the related allowances for loan losses of Ps. 35,789.

For U.S. GAAP purposes the fair value of the loan portfolio acquired is presented in one line item, for an amount of Ps. 210,890, with no amount of allowance for loan losses being recognized at the acquisition date.

Under U.S. GAAP, the allowance for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio, incurred at the respective balance sheet dates. Specifically:

a)         Loans considered impaired in accordance with ASC 310-10 “Accounting for Creditors for Impairment of a Loan” are recorded at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate or at the fair value of the collateral if the loan is collateral dependent. Under ASC 310-10, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. ASC 310-10 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at the lower of cost or fair value, debt securities, and leases.

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

As of June 30, 2011 and 2010, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. 43,493 and Ps. 37,295, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

b. Loan loss reserve (continued)

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. (166) and Ps. (16,500), for 2011 and 2010, respectively.

c)         Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank. Under U.S. GAAP recoveries of loans previously charged off should be recorded when received. As of June 2011 and 2010, the Bank recorded an adjustment to Shareholders’ Equity related to reinstated loans of Ps. (117,190) and Ps. (107,968), respectively.

d)         Effective July 1, 2010, the Bank implemented new accounting guidance provided by SFAS 166 and 167 (ASU 2009-16 and ASU 2009-17, respectively, under the new codification), which amend the accounting for transfers of financial assets and consolidation of variable interest entities (VIEs). As a result of applying such guidance, the Bank, or its subsidiaries, were deemed to be the primary beneficiary of the securitization trusts because the Bank, or its subsidiaries, have the power to direct the activities of these VIEs through its servicing responsibilities and duties. Additionally, the Bank, or its subsidiaries, through its retained interests held in these securitizations have the obligation to absorb losses or the right to receive benefits from the VIEs. As a result of the analysis performed, the Bank should consolidate assets and liabilities of those securitization trusts, elimininating the investment in the retained interests and recording and adjustment in the allowance for loan losses of such securitization trusts.

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. (510) and Ps. (7,667), for 2011 and 2010, respectively.

As a result of analysis performed the breakdown of the shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of June 30, 2011 and 2010 is as follows:

		2011			2010
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity

Migration analysis (*)	120,024	120,190	(166)	152,849	169,349	(16,500)
ASC 310-10	76,665	33,172	43,493	71,076	33,781	37,295
Reinstated loans	-	117,190	(117,190)	-	107,968	(107,968)
Subtotal	196,689	270,552	(73,863)	223,925	311,098	(87,173)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

b. Loan loss reserve (continued)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

		2011			2010
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity

Reconsolidated trusts	62,906	63,416	(510)	17,403	25,070	(7,667)
Subtotal	62,906	63,416	(510)	17,403	25,070	(7,667)

Total	259,595	333,968	(74,373)	241,328	336,168	(94,840)

c. Derivative Instruments

As mentioned in Note 19 and 4 the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in Euros and in pesos plus CER, ii) assets denominated in US dollars (BODEN 2012) and iii) interest rate swaps to manage its interest rate risk.

Under Argentine Central Bank rules, currency swaps are valued on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or US dollar, minus the accrual of interest payable in US dollar or Euros (both derived from the current coupon of the swap).

In addition, under Argentine Central Bank rules, currency swap carried out as a hedge for the bank’s exposure to the CER-adjusted liabilities, have been valued according to the net asset or liability position derived from variations in the underlying assets.

Interest rate swaps to hedge against interest rate risk attached to liabilities accruing fixed interest rates and assets accruing variable interest rates are valued on the basis of the net asset or liability derived from the accrual of interest receivable (on a fixed interest rate basis) minus the accrual of interest payable (on a variable interest rate basis), both derived from the current coupon of the swap.

Gains and losses are recorded in earnings in each period.

Under U.S. GAAP, the Bank accounts for derivative financial instruments in accordance with ASC 815 which establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments embedded within contracts (collectively referred to as derivatives) and hedging activities. This statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure of future cash flows and (c) a hedge for the exposure of foreign currency. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

The Bank’s derivatives do not qualify for hedge accounting treatment under U.S. GAAP. Therefore gains and losses are recorded in earnings in each period.

Under U.S. GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument using valuation techniques with unobservable market parameters. As of June 30, 2011 and 2010 the shareholder’s equity adjustment amounts to Ps. (6,353) and Ps. (4,972), respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

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

Therefore, for U.S. GAAP purposes, the Bank started recognizing the fair value of the option to receive the Hedge bond in the period ended June 30, 2005. As of June 30, 2011 and 2010 there was no amount of hedge bond to be received pending of delivery.

As of June 30, 2010, the Compensatory Bonds received were recognized at the technical value (nominal value plus interest accrued) according to Argentine Banking GAAP. Under U.S. GAAP such amounts should initially be recognized at their quoted market value (limited to the amounts of the loss BHSA suffered in connection with the asymmetric pesification). Thereafter, Compensatory Bonds received are classified as available for sale securities and recognized at market value with the gains or losses recognized as a charge or credit to equity through other comprehensive income.

During the period ended June 30, 2011, all compensatory and hedge bonds were sold. Therefore, the 2011 U.S. GAAP net income reconciliation includes the reversal of the 2010 shareholders’ equity adjustment of Ps. 105,234 plus Ps. 16,079 of gains previously recorded through other comprehensive income, which that are being realized and reversed through the income statement during the period ended June 30, 2010.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

d. Compensatory and hedge bonds (continued)

	2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/ Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value Under U.S. GAAP	Unrealized (Loss)/ Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BODEN 2012	-	-	-	-	-	1,549,649	1,671,009	1,565,775	16,079	(105,234)

e. Other government securities

The following table summarizes the U.S. GAAP adjustment related to other government securities, as of June 30, 2011 and 2010:

	Shareholders’ equity Adjustment
	2011	2010

Discount Bonds	(7,613)	(15,578)
Bonar 2014 Bonds	-	34,637
Bonar 2017 Bonds	338	-
Boden 2015 Bonds	(5)	-
Securities issued by the BCRA	9,686	-
Total	Ps. 2,406	Ps. 19,059

•         Discount Bonds

As of June 30, 2004 the Bank held certain defaulted Argentine government bonds. Such bonds were not quoted in the public market. On January 2005, the Bank accepted the offer to exchange its defaulted government securities for “Discount Bonds in pesos” issued under the Argentine debt restructuring. On April 1, 2005 the government securities were exchange.

For U.S. GAAP purposes and in accordance with ASC 310 satisfaction of one monetary asset (in this case a defaulted government securities) by the receipt of another monetary asset (in this case Discount Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

As of June 30, 2010 under Argentine Banking GAAP, the Discount Bonds have been recorded at the lower of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities tendered as of March 17, 2005, equivalent to the present value of the BOGAR Bonds’ cash flows at that date.

As of June 30, 2011 these bonds have been recorded in accordance with Argentine Banking GAAP, at their acquisition cost subject to an exponential increase based on the internal rate of return.

As of June 30, 2011 and 2010 the Discount Bonds were considered available for sale securities for U.S. GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320. As of June 30, 2011 the fair value of the investment is greater than its amortized cost, according with the following:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

e. Other government securities (continued)

	2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
Discount Bonds	15,315	26,650	19,037	3,721	(7,613)	14,103	27,171	11,593	(2,510)	(15,578)

•         Bonar 2014 Bonds

On January 30, 2009, Global 08 Guaranteed Loans for a face value of 226,310,100 were tendered under the debt exchange contemplated under Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, and BONAR in Argentine Pesos Badlar + 275 bps. 2014 for a face value of 705,803,810 were received, whose acquisition cost was Ps. 369,304, which were valued as mentioned in Note 4.2. The above mentioned guaranteed loans had been purchased from Deutsche Bank on January 29, 2009.

For U.S. GAAP purposes and in accordance with ASC 310,  satisfaction of one monetary asset (in this case Global 08 Guaranteed Loans) by the receipt of another monetary asset (in this case Bonar Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

Under Argentine Banking GAAP, as of June 30, 2010, these Bonds have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value. Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

During the period ended June 30, 2011, all Bonar 2014 Bonds were sold. Therefore, the 2011 U.S. GAAP net income reconciliation includes the reversal of the 2010 shareholders’ equity adjustment of Ps. 34,637 plus Ps. 36,885 of gains previously recorded through other comprehensive income that are being realized and reversed through the income statement during the present period.

	2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/ Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/ Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BONAR 2014	-	-	-	-	-	169,213	171,461	206,098	36,885	34,637

•         Others

Under Argentine Banking GAAP, as of June 30, 2011, these Bonar 2017 Bonds, Boden 2015 Bonds and Unquoted securities issued by the BCRA have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value. Under U.S. GAAP these securities were considered available for sale securities according

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

e. Other government securities (continued)

with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10. As of June 30, 2011 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

	2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/ Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BONAR 2017	15,349	15,302	15,640	291	338	-	-	-	-	-
BODEN 2015	30,836	30,681	30,676	(160)	(5)	-	-	-	-	-
Securities issued by the BCRA	761,094	761,094	770,780	9,686	9,686	-	-	-	-	-

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

d.      The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of a business that may affect the future earnings potential).

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

The Bank as a result of its analysis has determined that unrealized losses on BODEN 2015 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date.

f. Provincial Public Debt

As of June 2002, the Bank offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine National Government; however the exchange had not been finalized until 2003. As these loans were performing no provision was recorded under U.S. GAAP in accordance with ASC 310-10.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

f. Provincial Public Debt (continued)

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
As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009
  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

f. Provincial Public Debt (continued)

For U.S. GAAP purposes, these BOGAR were classified by the Bank, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

During the period ended June 30, 2011, the Bank sold Ps. 51,300 (face value) of its Bogar Bonds and therefore recognized a gain of Ps. 23,674 previously recorded through other comprehensive income under U.S.GAAP.

	2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/ Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BOGAR Bonds	12,844	12,853	12,844	-	(9)	48,553	76,432	71,245	22,692	(5,187)

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

For U.S. GAAP purposes, the restructuring of the debt was accounted for in accordance with ASC 470 as the creditors made certain concessions due to the financial difficulties of the Company. ASC 470 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms, and only for the difference between the book value of the old debt and the future cash flows of the new debt. The total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts for some payables. The gain on restructuring recorded under U.S. GAAP was lower than the gain recorded under Argentine Banking GAAP and therefore, the carrying amount of the new debt instruments under U.S. GAAP was greater than the amount recorded under Argentine Banking GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt instruments. Under U.S. GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

Subsequent to the restructuring, the bank has prepaid certain tranches of the debt. As a result of such prepayments and because the amount of the debt is greater for U.S. GAAP purposes the amount of the gain or loss recognized for Argentine banking GAAP its different to the amount recognized for U.S. GAAP purposes.

The Bank has repurchased part of the debt maturing in 2010 and 2013. For U.S. GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the U.S. GAAP adjustment recorded in previous years related to the debt extinguished was reversed in 2008, 2009 and 2010 generating a gain and included in the U.S. GAAP net income reconciliation. During 2011, the Bank has not repurchased any of its debt instruments.

As mentioned in note 10 the bank carries long-term Negotiable Obligations held in its portfolio for purposes of their possible Exchange with holders that did not participate in the initial offering. For U.S. GAAP purposes the bonds held by the bank are considered as debt extinguishment.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

g. Trouble debt restructuring (continued)

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2010 amounted to Ps. (71,453). As of June 30, 2011 there is no equity adjustment, therefore, net income reconciliation includes the reversal of the 2010 shareholders’ equity adjustment.

h. Securitizations

Banco Hipotecario and BACS Banco de Crédito y Securitización S.A. have securitized certain of their mortgage and personal loans originated by the retail banks on their behalf through the transfer of such loans to a special purpose trust which issues multiple classes of bonds and certificates of participation.

Tarshop S.A. enters into ongoing revolving-period securitization programs transferring credit card receivables to trusts in exchange for cash and retained interests in the trusts (known as certificates of participation).

Under Argentine Banking GAAP, these transactions were accounted for as sales and the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.

a)         Adoption of ASU 2009-17

Effective July 1, 2010, the Bank implemented new accounting guidance provided by SFAS 166 and 167 (ASU 2009-16 and ASU 2009-17, respectively, under the new codification), which amend the accounting for transfers of financial assets and consolidation of variable interest entities (VIEs).

The new guidance eliminates the concept of qualified special purpose entities (“QSPEs”) that were previously exempt from consolidation and introduces a new framework for determining the primary beneficiary of a VIE. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. Therefore, the Bank must evaluate all existing securitization trusts that formerly qualified as QSPEs to determine whether they must be consolidated in accordance with ASU 2009-17. An entity is considered a VIE if it possesses one of the following characteristics:

•         Insufficient Equity Investment at Risk

•         Equity lacks decision-making rights

•         Equity with non-substantive voting rights

•         Lacking the obligation to Absorb an Entity´s Expected Losses

•         Lacking the right to receive an Entity´s expected residual returns

Under the new guidance, the primary beneficiary is the party that has both (1) the power to direct the activities of an entity that most significantly impact the VIE’s economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether the Bank has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, the Bank considers all facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes, first, identifying the activities that most significantly impact the VIE’s economic performance; and second, identifying which party, if any, has power over those activities.

As a consequence of this assessment, the Bank was deemed to be the primary beneficiary of these securitization trusts because the Bank has the power to direct the activities of these VIEs through its servicing responsibilities and duties. Additionally, the Bank through its retained interests held in these securitizations has the obligation to absorb losses or the right to receive benefits from the VIEs.

Under ASC 810-10-65, the Bank should measure the components of the newly consolidated financial trusts at their carrying amounts as of the adoption date. The Bank must determine the amounts of the assets, liabilities, and non-controlling interests of the newly consolidated financial trusts, that would have been recorded in the Bank’s financial statements as of July 1st 2010, as if ASU 2009-17 had been effective as of the date of the Bank’s initial involvement with the financial trusts. Any difference between the net amount added (net assets of each financial trusts where the Bank is primary beneficiary) from the Bank’s balance sheet and the amount of any previously recognized retained interest is recognized as a cumulative-effect adjustment to retained earnings as of June 30, 2011.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

h. Securitizations (continued)

As a result of this new accounting guidance under U.S. GAAP, the Bank consolidated certain VIEs and former QSPEs that were previously unconsolidated. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

		July 1, 2010

Total Assets (a)	Ps.	1,312,340
Total liabilities (b)	Ps.	212,231
Certificates of Participation	Ps.	1,100,109

(a) Includes cash and due from banks, loans net of allowances and other assets

(b) Includes debt securities and other liabilities

The net effect of the accounting change on July 1, 2010 shareholders’ equity was a Ps. 61,286 charge to retained earnings, primarily from the decrease in the allowance for loan losses, as well as Ps. 119,163 charge to accumulate other comprehensive income, for the net unrealized gains on available-for-sale debt securities in newly consolidated VIEs.

b)         After adoption of ASU 2009-17 as of June 30, 2011

i) Trusts formerly qualified as VIE

For U.S. GAAP purposes, as of June 30, 2011 - the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets under BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA IX, CHA X and CHA XI and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

ii) Trusts formerly qualified as QSPE

As of June 30, 2011 BACS I, BHN II, BHN III, BHN IV, CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII trusts, formerly qualified as QSPE, were considered a variable interest entity. In accordance with ASC 810, the Bank was deemed to be the primary beneficiary of these trusts and, therefore, the Bank reconsolidated the net assets of the mentioned trusts and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

iii) Trusts issued during the twelve month period ended June 30, 2011

The following trusts have been issued during the twelve month period ended June 30, 2011: CHA XII, CHA XIII, CHA XIV, BACS Personales I, and BACS Personales II, which were considered VIEs.

As of June 30, 2011, for U.S. GAAP purposes, the Bank consolidated these trusts in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

h. Securitizations (continued)

No servicing assets or liabilities have been recognized.

iv) Trusts incorporated as a consequence of the acquisition of Tarshop S.A.

As of June 30, 2011 financial trusts Tarjeta Shopping Series LXII, LXIII, LXIV, LXV and LXVI were considered to be variable interest entities: Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

The total shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 amounted to Ps. (12,444).

c)       Before adoption of ASU 2009-17 as of June 30, 2010

As of June 30, 2010, under U.S. GAAP, there were two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under U.S. GAAP, resulting in the transferred assets being removed from our consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in our consolidated balance sheet. The second key determination to be made was whether the securitization vehicle must be consolidated and included in our consolidated balance sheet or whether such securitization vehicle was sufficiently independent that it does not need to be consolidated.

i) Trusts formerly qualified as VIE

For U.S. GAAP purposes, as of June 30, 2010 - the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets under BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA IX, CHA X and CHA XI and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

ii) Trusts formerly qualified as QSPE

The transfers of financial assets related to the creation of certain trusts were considered sales for U.S. GAAP purposes under ASC 860-10 and for that reason debt securities and certificates retained by the Bank were considered to be “available for sale securities” under U.S. GAAP. Therefore, the Bank did not reconsolidate these trusts: BACS I, BHN II, BHN III, BHN IV, CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII.

The retained interests were initially recorded at an amount equal to a portion of the previous aggregate carrying amount of assets sold and retained. The portion was determinated based on the relative fair values of the assets sold and assets retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.

Subsequently, the unrealized gains (losses) on these securities were reported as an adjustment to shareholder’s equity, unless unrealized losses were deemed to be other than temporary in accordance with ASC 325-40.

The fair value of these retained interests in the trusts was determined based upon an estimate of cash flows to be collected by the Bank as holder of the retained interests, discounted at an estimated market rate and will constitute the new cost basis of these securities.

Based on the mentioned above as of June 30, 2010 the Bank recognized the following adjustments:

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

h. Securitizations (continued)

a)      The effect of accounting the certificates of participation in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment for a 100% of the carrying values of such securities as of June 30, 2006, considering the economic projections as of those dates and the declarative actions mentioned in Note 20. During the twelve-month period ended June 30, 2007, expectations about the recoverability of such securities have significantly changed considering among others, (a) decisions of the Supreme Court related to pesification matters and (b) new expectations about the CER, which adjusts the face value of the senior debt securities issued by the trust. The fair value of the securities is determined based on expected cash flows, discounted at a market interest rate. Increases in the fair value of these securities are recorded in other comprehensive income. As of June 30, 2010 and 2009, such carrying values are determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate and;

b)      The fair value recognition of the certificates of participation and debt securities held by the Bank from certain securitization trusts considered sales under U.S. GAAP and classified as available for sale securities.

The total shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2010 amounted to Ps. (51,427).

Additionally, servicing assets and/or liabilities have been analyzed by the Bank, concluding that the benefits of servicing are not expected to be adequate compensation. Consequently a servicing liability of Ps. 634 as of June 30, 2010, has been recorded for U.S. GAAP purposes.

Additional information required by U.S. GAAP

The Bank adopted ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

		June 30, 2011

Cash and due from banks	Ps.	47,952
Loans (net of allowances)		1,699,240
Other assets		297,357
Total Assets	Ps.	2,044,549

Debt Securities	Ps.	1,669,346
Certificates of Participation		318,998
Other liabilities		56,205
Total Liabilities	Ps.	2,044,549

The Bank’s maximum loss exposure, which amounted to Ps. 2,044,549, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

i. Acquisition of Treasury shares

On January 29, 2004 BHSA entered in a Total Return Swap transaction with Deutsche Bank AG (“DBAG”). Under this transaction Banco Hipotecario S.A. paid US$ 17.5 M and DBAG agreed to transfer to the Bank 71,100,000 BHSA Class D shares on January 29, 2009 or at an earlier date, if requested by BHSA. Under Argentine Banking GAAP, BHSA recognized as of June 30, 2008 and 2007, the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end. Changes in fair value are recognized in earnings. Under U.S. GAAP, following the guidance of ASC 480-10 BHSA recognized the right to receive its shares at a future date at cost, as a reduction of equity. Subsequent charges in the market value of the shares are not recognized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

i. Acquisition of Treasury shares (continued)

The Total Return Swap had been executed and DBAG transferred to the Bank 71,100,000 ordinary Class “D” shares of Banco Hipotecario S.A. (See Note 27.d.).

Under Argentine Banking GAAP acquisitions of the Bank’s shares adjust Shareholders’ Equity and changes in quoted market prices between the acquisition date and the reporting date are not recognized.

As a consequence, the Bank derecognized the right to receive its shares mentioned above and recorded to retained earnings Ps. (39,460) related to the difference between the treasury shares’ cost and their market value. Subsequent changes in the market value of the shares are not recognized. Furthermore, during the year 2009, the Bank has recorded in its income statement Ps. 40,883 related to the shares revaluation till the execution of the transaction was performed. As of June 30, 2009 this revaluation was reversed for U.S. GAAP purposes.

j. Intangible Assets

Software costs

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

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 and 2010 amounted to Ps. (5,970) and Ps. (8,431), respectively.

Other intangible assets

On January 13, 2011, Tarshop S.A. acquired from APSA Media S.A., previously Metroshop S.A., a portfolio of credit cards delinquent by less than 60 days; a contractual position in contracts for the issuance of credit cards; the accounts of customers, the lease agreements and movable property at certain branches and the contracts of employment with personnel under a labor relationship.

Under Argentine Banking GAAP, no intangible assets should be recognized in accordance with these transactions.

Under U.S. GAAP, ASC 350-30 defines that an intangible asset which is acquired either individually or with a group of other assets shall be recognized. Assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the assets acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs the assets’ carrying amount on the acquiring entity’s books. The cost of a group of assets acquired shall be allocated to the individual assets acquired or liabilities assumed based on their relative fair values and shall not give rise to goodwill.

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 amounted to Ps. 14,203 related to the contractual position in contracts for the issuance of credit cards and the accounts of customers recorded as intangibles assets for U.S. GAAP purposes.

Goodwill – Acquisition of Tarshop S.A.

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

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

j. Intangible Assets (continued)

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

The incorporation of Tarshop into the economic group led by Banco Hipotecario will help to channel the market’s demand for consumer finance thus allowing Banco Hipotecario to focus mainly on meeting its strategic goals of offering a comprehensive solution for home mortgages, both at the time of acquiring the property through a mortgage loan and later on when equipping it through the financing of the products necessary via personal loans and/or the use of the credit card. Tarshop is still a separated segment considering how the business is analyzed by the management.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of September 13, 2010, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2011 the Bank has a balance of Ps. 27,104 related to the goodwill.

Under U.S. GAAP, ASC 805 requires the acquisition of controlling interest of Tarshop S.A. to be accounted for as a business combination applying the purchase method, recognizing all net assets acquired at their fair value. The Bank applies the following guidance:

-     if the consideration transferred exceeds the fair value of assets acquired and liabilities assumed, the acquirer shall recognize goodwill as of the acquisition date, or,

-     if the consideration transferred is lower than the fair value of assets acquired and liabilities assumed, the acquirer shall recognize the resulting gain in earnings on the acquisition date.

The following table summarizes the consideration transferred and the fair value of identified assets acquired and liabilities assumed at the acquisition date:

Tarshop S.A.
Acquisition date	August 31, 2010
Fair value of consideration transferred:

Cash	Ps. 105,431

Total	105,431

Recognised amounts of identifiable assets acquired and liabilities assumed:

Cash and due from banks	16,079
Government and corporate securities	143,646
Loans and Trade receivables	258,867
Intangible assets	30,492
Other assets	7,541
Other liabilities resulting from financial brokerage	(236,060)
Other liabilities	(85,306)
Non-controlling interest	(27,052)

Total net assets	108,207

Gain on purchase	Ps. 2,776

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

j. Intangible Assets (continued)

This acquisition was approved by the Argentine Central Bank on August 30, 2010. However, the Bank took control of the operations in the company when the remaining balance of the price was paid. Therefore, the acquisition date was considered to be September 13, 2010. For the purposes of calculating the goodwill resulting from the business combination, the entity has calculated the fair values of the identifiable net assets of the acquiree as of August 31, 2010 as no significant circumstances have taken place between that date and the acquisition date.

The intangible assets identified as part of the acquisition where customer relationships, trademark and workforce amounted to Ps. 24,394 as of August 31, 2010 subject to amortization.

The tables below present the condensed income statement of Tarshop S.A. in accordance with Argentine Banking GAAP:

-          for the twelve month period ended June 30, 2011,

-          for the two month period ended August 31, 2010, which were not included in the Bank´s consolidated financial statements for the period ended June 30, 2011, and

-          for the ten month period ended June 30, 2011 which were the results consolidated in the Bank´s consolidated financial statements for the period ended June 30, 2011 considering the previous clarifications on the acquisition date,

	Unaudited pro-forma condensed income statement ten month period ended 06/30/2011 (*)	Unaudited pro-forma condensed income statement two month period ended 08/31/2010 (*)	Audited pro-forma condensed income statement twelve month period ended 06/30/2011 (*)
Financial Income	148,198	31,564	179,762
Financial Expenses	(68,177)	(13,975)	(82,152)
Loan Loss provisions	(37,762)	(4,666)	(42,428)
Income from Services	177,741	31,038	208,779
Expenses for Services	(12,805)	(2,161)	(14,966)
Administrative expenses	(185,953)	(34,159)	(220,112)
Miscellaneous Income	43,465	9,968	53,433
Miscellaneous Losses	(5,216)	183	(5,033)
Net Income	59,491	17,792	77,283

(*) These amounts do not include adjustments and consolidating eliminations.

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

As of June 2011 and 2010, no additional impairment was recorded in fixed and foreclosed assets.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

k.  Impairment of fixed assets and foreclosed assets (continued)

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 and 2010 amounted to Ps. (41,250) and Ps. (42,441), respectively. The differences between periods are due to depreciation recorded under Argentine Banking GAAP.

l. Non-controlling interest

Argentine Banking GAAP rules require to record non-controlling interests as a component of the liabilities. ASC 810 requires to record such interests as shareholders’ equity. In addition, the U.S. GAAP adjustment represents the allocation to the non-controlling interest of non-wholly owned subsidiaries of certain U.S. GAAP adjustments related to such subsidiaries.

m. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For U.S. GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 and 2010 amounted to Ps. (9,639) and Ps. (10,288), respectively.

n. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under U.S. GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For U.S. GAAP purposes the Bank has accounted these types of transactions under ASC 944.

Therefore, the technical reserves for the twelve month periods ended June 2011 and 2010 were adjusted for U.S. GAAP and a Shareholders’ equity adjustment was recorded between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 and 2010 amounted to Ps. (6,140) and Ps. (5,732), respectively.

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

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 and 2010 amounted to Ps. 2,202 and Ps. 1,654, respectively. The differences between periods are due to the different amounts of depreciation.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

I.        Differences in measurement methods (continued)

p. Deferred Income Tax

Argentine Banking GAAP requires income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes.

In accordance with ASC 740-10 under U.S. GAAP income taxes are recognized on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is “more likely than not” that it will not be recoverable.

As of June 30, 2009, 2010 and 2011, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carryforward and all the temporary differences, with future taxable income. As we mention in note 25 the tax net operating loss carry forward increased from Ps. 165,557 as of June 30, 2010 to Ps. 319,430 as of June 30, 2011 due to the acquisition of Tarshop SA, among other factors.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 124,224 and Ps. 126,761, as of June 30, 2011 and 2010, respectively. As of the acquisition date of Tarshop S.A., under U.S. GAAP the Bank has recognized a deferred income tax of Ps. 31,476. ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2011, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2006 – 2010

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

The Bank’s assets and liabilities would be increased by approximately Ps. 76,784, Ps. 59,264 and Ps. 33,933, had U.S. GAAP been applied at June 30, 2011, 2010 and 2009, respectively.

II.        Additional disclosure requirements:

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

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

r. Fair Value Measurements Disclosures (continued)

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

Valuation hierarchy

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Effective January 2010, the Bank adopted new accounting guidance under ASC 820 that requires additional disclosures including, among other things, (i) the amounts and reasons for certain significant transfers among the three hierarchy levels of inputs, (ii) the gross, rather than net, basis for certain level 3 roll forward information, (iii) use of a “class” rather than a “major category” basis for assets and liabilities, and (iv) valuation techniques and inputs used to estimate level 2 and level 3 fair value measurements. The following information incorporates these new disclosures requirements except for the level 3 roll forward information which is not required until the first quarter of 2011.

 In addition, ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

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

Determination of fair value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

r. Fair Value Measurements Disclosures (continued)

adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Bank’s creditworthiness, liquidity and unobservable parameters that are applied consistently over time.

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

Assets (by Class of asset)

a)       Securities

As of June 30, 2011 the Bank’s securities are classified within level 1of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities. Furthermore the Bank´s instruments issued by BCRA with no volatility published by the BCRA, are classified within Level 2 using quoted prices available of similar assets.

As of June 30, 2010 the Bank’s securities are classified within level 1 of the valuation hierarchy using quoted prices available in the active market. Level 1 securities include government bonds and instruments issued by BCRA and corporate securities.

b)       Securities receivable under repurchase agreements

The Bank’s securities receivable under repurchase agreements which do not qualify for sale accounting for U.S. GAAP purposes, are classified within level 1 of the valuation hierarchy. To estimate the fair value of these securities, quoted prices are available in an active market.

c)       Subordinated mortgage backed bonds / Retained interests in securitizations

As of June 30, 2010, the Bank’s retained interests in securitizations are classified within level 3 of the valuation hierarchy. As quoted market prices are not available, then fair values are estimated by using a discount cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors.

d)       Derivatives

The fair value of level 3 and level 2 derivative positions are determined using internally developed models that utilize both market observable and unobservable parameters. Level 3 derivative instruments have primary risk characteristics that relate to unobservable pricing parameters such as private name credit spreads, credit correlations, long dated equity or interest rate volatility skews and forward spreads. Such derivatives include long-dated interest rate or currency swaps, and credit default swaps where swap rates may be unobservable for longer maturities.

Liabilities (by Class of liability)

e)       Derivatives

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

r. Fair Value Measurements Disclosures (continued)

The fair value of level 3 and level 2 derivative positions are determined using internally developed models that utilize both market observable and unobservable parameters. Level 3 derivative instruments have primary risk characteristics that relate to unobservable pricing parameters such as private name credit spreads, credit correlations, long dated equity or interest rate volatility skews and forward spreads. Such derivatives include long-dated interest rate or currency swaps, and credit default swaps where swap rates may be unobservable for longer maturities.

The following table presents the financial instruments, by class of asset and liabilities carried at fair value as of June 30, 2011 and 2010, by ASC 820-10 valuation hierarchy (as described above).

Assets and liabilities measured at fair value on a recurring basis

Balances as of June 30, 2011	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	564,687	564,687	-	-
Provincial Public Debt – BOGAR	12,844	12,844	-	-
Other government securities	57,508	57,508	-	-
Instruments issued by the BCRA	1,569,823	799,043	770,780	-
Corporate securities	141,911	141,911	-	-

Securities receivable under repurchase agreements
Other government securities	28,422	28,422	-	-

Derivatives
Cross Currency Swap (Euro/Dollar)	89,195	-	89,195	-
Credit Currency Swap (Ps. CER/Dollar)	48,344	-	48,344	-
Interest Rate Swap	684	-	684	-

TOTAL ASSETS AT FAIR VALUE	2,513,418	1,604,415	909,003	-

LIABILITIES

Derivatives
Cross Currency Swap (Dollar/Euro)	(2,839)	-	(2,839)	-

TOTAL LIABILITIES AT FAIR VALUE	(2,839)	-	(2,839)	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

r. Fair Value Measurements Disclosures (continued)

Balances as of June 30, 2010	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	257,864	257,864	-	-
BODEN 2012 - Compensatory Bond	1,565,775	1,565,775	-	-
Provincial Public Debt – BOGAR	71,245	71,245	-	-
Other government securities	217,691	217,691	-	-
Instrument issued by the BCRA	1,039,902	1,039,902	-	-
Corporate securities	73,414	73,414	-	-

Subordinated mortgage backed bonds / Retained interests in securitizations
Subordinated mortgage backed bonds	226,724	-	-	226,724

Derivatives
Cross Currency Swap (Euro/Dollar)	14,245	-	-	14,245
Credit Currency Swap (Ps. CER/Dollar)	48,249	-	-	48,249

TOTAL ASSETS AT FAIR VALUE	3,515,109	3,225,891	-	289,218

LIABILITIES

Derivatives
Cross Currency Swap (Dollar/Euro)	(12,429)	-	-	(12,429)

TOTAL LIABILITIES AT FAIR VALUE	(12,429)	-	-	(12,429)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of June 30, 2011 (including the change in fair value) for financial instruments classified by the Bank within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

r. Fair Value Measurements Disclosures (continued)

Balances as of June 30, 2011	Net Derivative financial instruments			Subordinated mortgage backed bonds	Total Fair Value Measurements
	Cross Currency Swaps (Euro/ Dollar)	Credit Currency Swaps (pesos CER / dollar)	Cross Currency Swaps (Euro/ Dollar)
Fair value at the beginning of the period	14,245	48,249	(12,429)	226,724	276,789
Total gains or losses (realized/unrealized)			-
Included in earnings	74,950	95	9,590	-	84,635
Included in other comprehensive income	-	-	-	-	-
Purchases,	-	-	-	-	-
Issuances	-	-	-	-	684
Settlements	-	-	-	-	-
Transfers in to/ out of level 3	(89,195)	(48,344)	2,839	(226,724) (*)	(362,108)
Fair value, June 30, 2011	-	-	-	-	-

(*) During the period ended June 30, 2011 and as part of the implementation of ASU 2009-16 and ASU 2009-17, the Bank started consolidating the trusts which were previously recorded at fair value.

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the period:

Balances as of June 30, 2011	Net Derivative financial instruments
	Cross Currency Swaps (Euro/ Dollar)	Credit Currency Swaps (pesos CER / dollar)	Cross Currency Swaps (Euro/ Dollar)
Classification of gains and losses (realized/unrealized) included in earnings for 2011:
Financial Income	74,950	85	9,590
Total	74,950	85	9,590

s. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the periods ended June 30, 2011 and 2010 respectively:

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

s. Credit Risk disclosures (continued)

	As of June 30, 2011
	Consumer	Commercial Loan Portfolio	Total
	Loan Portfolio
Allowance for credit losses:
Ending balance: individually evaluated for impairment	-	727	727
Ending balance: collectively evaluated for impairment	300,796	32,445	333,241
Ending Balance	300,796	33,172	333,968
Financing receivables:
Ending balance: individually evaluated for impairment	-	32,444	32,444
Ending balance: collectively evaluated for impairment	5,777,237	2,220,532	7,997,769
Ending Balance	5,777,237	2,252,976	8,030,213

	As of June 30, 2010
	Consumer	Commercial Loan Portfolio	Total
	Loan Portfolio
Allowance for credit losses:
Ending balance: individually evaluated for impairment	-	-	-
Ending balance: collectively evaluated for impairment	302,387	33,781	336,168
Ending Balance	302,387	33,781	336,168
Financing receivables:
Ending balance: individually evaluated for impairment	-	33,781	33,781
Ending balance: collectively evaluated for impairment	4,063,072	1,503,338	5,566,410
Ending Balance	4,063,072	1,537,119	5,600,191

Account receivable charge-off and recoveries

Under Argentine GAAP, recoveries on previously charge-off account receivable are recorded directly to income and the amount of charge-off account receivable in excess of amounts specifically allocated is recorded as a direct charge to the income statement. The Bank does not partially charge off troubled account receivable until final disposition of the credit, rather, the allowance is maintained on a credit-by –credit basis for its estimated settlement value. Under U.S. GAAP, all charge off and recovery activity is recorded through the allowance for account receivable losses account. Further, account receivables are generally charged to the allowance account when all or part of the credit is considered uncollectible.

Impaired loans

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

s. Credit Risk disclosures (continued)

ASC 310, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010 - 20, as of June 30, 2011 and 2010:

	As of June 30, 2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	17,669	-	-

With an allowance recorded:
Commercial
Impaired Loans	14,775	6,081	727
Total	32,444	6,081	727

	As of June 30, 2010
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	33,781	-	-

With an allowance recorded:
Commercial
Impaired Loans	-	-	-
Total	33,781	-	-

Non-accrual accounts receivables and Past due

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

s. Credit Risk disclosures (continued)

The following table represents the amounts of nonaccruals, as of June 30, 2011 and 2010, respectively:

	As of June 30,
	2011	2010
Consumer
Advances	1,628	588
Mortgage Loans	45,278	67,293
Personal Loans	13,687	28,036
Credit Card Loans – BHSA	19,331	24,500
Credit card Loans – Tarshop	10,014	-
Total Consumer	89,938	120,417
Commercial
Performing Loans	2,426	2,158
Impaired Loans	31,134	16,802
Total Commercial	33,560	18,960

Total Non accrual loans	123,498	139,377

An aging analysis of past due account receivables, segregated by class of account receivables, as of June 30, 2011 and 2010 were as follows:

	As of June 30, 2011
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	35	293	1,322	13	1,663	56,584	58,247
Mortgage Loans	38,499	10,136	10,194	24,948	83,777	2,637,411	2,721,188
Personal Loans	12,329	5,796	6,990	901	26,016	603,383	629,399
Credit Card Loans – BHSA	13,614	8,378	10,934	19	32,945	1,550,834	1,583,779
Credit card Loans – Tarshop	7,052	4,340	5,664	10	17,066	767,558	784,624
Total Consumer Loans	71,529	28,943	35,104	25,891	161,467	5,615,770	5,777,237

Commercial:
Performing Loans	318	5	6	2,415	2,744	2,217,788	2,220,532
Impaired loans	283	4	14,784	16,346	31,417	1,027	32,444
Total Commercial Loans	601	9	14,790	18,762	34,162	2,218,815	2,252,976
Total	72,130	28,952	49,894	44,652	195,628	7,834,585	8,030,213

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

s. Credit Risk disclosures (continued)

	As of June 30, 2010
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	133	136	215	237	721	68,676	69,397
Mortgage Loans	52,242	14,026	11,164	42,103	119,535	2,348,987	2,468,522
Personal Loans	14,305	10,610	15,829	1,597	42,341	357,086	399,427
Credit Cards Loans	19,259	9,624	14,827	49	43,759	1,081,965	1,125,724
Total Consumer Loans	85,940	34,396	42,036	43,985	206,357	3,856,715	4,063,072

Commercial:
Performing Loans	64	2,067	6	85	2,222	1,501,116	1,503,338
Impaired loans	-	-	3,677	13,125	16,802	16,979	33,781
Total Commercial Loans	64	2,067	3,683	13,210	19,024	1,518,095	1,537,119
Total	86,004	36,463	45,719	57,195	225,381	5,374,810	5,600,191

Financial receivables that are past due 90 days or more do not accrue interests.

Credit Quality

The following tables contain the loan portfolio classification by credit quality indicator set forth by the Argentine Central Bank.

Commercial Portfolio:

Loan Classification	Description
1. Normal Situation

The debtor is widely able to meet its financial obligations, demonstrating significant cash flows, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls. The debtor is in the upper 50% of a sector of activity that is operating properly and has good prospects.

2. With Special Follow-up

Cash flow analysis reflects that the debt may be repaid even though it is possible that the customer’s future payment ability may deteriorate without a proper follow-up.
     This category is divided into two subcategories:
     (2.a). Under Observation;
     (2.b). Under Negotiation or Refinancing Agreements

3. With Problems	Cash flow analysis evidences problems to repay the debt, and therefore, if these problems are not solved, there may be some losses.
4. High Risk of Insolvency	Cash flow analysis evidences that repayment of the full debt is highly unlikely.
5. Uncollectible

The amounts in this category are deemed total losses. Even though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of the analysis. It includes loans to insolvent or bankrupt borrowers.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

s. Credit Risk disclosures (continued)

Credit quality indicators for the commercial portfolio are reviewed, at a minimum, on a annual basis.

Consumer Portfolio:

Loan Classification	Description
1. Normal Situation	Loans with timely repayment or arrears not exceeding 31 days, both of principal and interest.
2. Low Risk

Occasional late payments, with a payment in arrears of more than 32 days and up to 90 days. A customer classified as “Normal” having been refinanced may be recategorized within this category, as long as he amortizes one principal installment (whether monthly or bimonthly) or repays 5% of principal.

3. Medium Risk

Some inability to make payments, with arrears of more than 91 days and up to 180 days. A customer classified as “Low Risk” having been refinanced may be recategorized within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 5% of principal.

4. High Risk

Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year. A customer classified as “Medium Risk” having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 10% of principal.

5. Uncollectible	Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year.

Credit quality indicators for the consumer portfolio are reviewed on a monthly basis.

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended June 30, 2011 and 2010:

	As of June 30, 2011
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	54,707	869	1,019	1,326	325	58,246
Mortgage Loans	2,663,720	30,478	6,786	9,917	10,291	2,721,192
Personal Loans	1,954,119	32,164	9,941	16,979	7,067	2,020,270
Credit Card Loans – BHSA	2,238,893	38,471	28,662	48,016	50,148	2,404,190
Credit card Loans – Tarshop	666,646	18,892	18,081	31,182	49,822	784,623
Total Consumer Loans	5,508,533	88,200	44,106	73,401	62,997	5,777,237

Commercial:
Performing loans	2,219,520	1,012	-	-	-	2,220,532
Impaired loans	-	-	819	18,760	12,865	32,444
Total Commercial Loans	2,219,520	1,012	819	18,760	12,865	2,252,976
Total Financing Receivables	7,728,053	89,212	44,925	92,161	75,862	8,030,213

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

s. Credit Risk disclosures (continued)

	As of June 30, 2010
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	66,868	399	313	1,192	627	69,399
Mortgage Loans	2,337,848	53,445	12,547	11,986	52,690	2,468,520
Personal Loans	373,521	16,416	3,562	3,917	2,011	399,427
Credit Cards Loans	1,088,366	25,909	7,206	3,475	768	1,125,724
Total Consumer Loans	3,866 ,603	96,169	23,629	20,570	56,101	4,063,072

Commercial:
Performing loans	1,498,128	5,210	-	-	-	1,503,338
Impaired loans	-	-	10,169	9,663	13,949	33,781
Total Commercial Loans	1,498,128	5,210	10,169	9,663	13,949	1,537,119
Total Financing Receivables	5,364,731	101,379	33,798	30,233	70,050	5,600,191

Allowance for Credit Losses

Accounts receivable balances are classified as uncollectible and written off from the Consolidated Balance Sheet when 365 days past due and subsequently recorded in memorandum accounts.

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended June 30, 2011 and 2010 was as follows:

	Argentine Banking GAAP		U.S. GAAP		Adjustment
June 30, 2010		241,328		336,168		(94,840)

Variances		18,267		(2,200)		20,467

June 30, 2011	Ps.	259,595 (*)	Ps.	333,968	Ps.	(74,373)

(*) The balance does not include Ps. 35,789 of Tarshop S.A. allowances for loan losses as of the acquisition date.

t. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2011, 2010 and 2009, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

t. Comprehensive income (continued)

	June 30,
	2011		2010		2009
Income Statement

Financial income	Ps.	1,718,700	Ps.	1,476,896	Ps.	1,202,472
Financial expenses		(748,063)		(661,590)		(615,308)
Net financial income		970,637		815,306		587,164
Provision for loan losses		(89,674)		(217)		(203,185)
Income from services		791,969		470,855		388,467
Expenses for services		(182,658)		(148,862)		(127,246)
Administrative expenses		(910,079)		(562,220)		(450,188)
Net income (loss) from financial transactions		580,195		574,862		195,012
Miscellaneous income		197,182		112,876		170,105
Miscellaneous expenses		(217,898)		(115,527)		(107,226)
Income before income taxes and Non-controlling interest		559,479		572,211		257,891
Income taxes		(30,558)		(121,906)		27,338
Net income under U.S. GAAP		528,921		450,305		285,229
Less Net (Loss) attributable to the Non-controlling interest		(11,046)		(9,158)		(813)
Net income attributable Controlling interest in accordance with U.S. GAAP		517,875		441,147		284,416

Other comprehensive income (loss):

Unrealized gains (loss) on securities		(273,683)		392,532		(341,145)
Other comprehensive income (loss)		(273,683)		392,532		(341,145)
Comprehensive income (loss)	Ps.	244,192	Ps.	833,679	Ps.	(56,729)

u. Risks and Uncertainties

As of June 30, 2011, the Bank’s exposure to the Argentine public sector represented approximately 6.2% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government's ability to comply with its payment obligations, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

v. U.S. GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Bank for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts were significantly affected by higher discount rates. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders’ equity deficit will also change. In addition, as estimates of future cash flows change, so too will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Bank’s financial position and results of income.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP (continued)

II.        Additional disclosure requiremens (continued)

w. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2011. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions, and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

33. Commencement of summary proceedings

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

In the Bank’s and its legal counsels’ opinion, these summary proceedings are not likely to succeed and therefore, no contingency in this respect has been reflected in these financial statements.

34. Subsequent events

             On October 17, 2011 Banco Hipotecario issued Series I Notes for an amount of Ps. 90,143, which accrue interest at BADLAR + 350 basic points and will mature on April 17, 2013.

             Tarshop S.A. issued Negotiable Obligations Series III on September 20, 2011 for a face value of Ps. 100,000, which accrue interest at BADLAR + 400 basic points and will mature on March 20, 2013.

On August 17, 2011, BACS launched BACS Personales Series III for a face value of Ps. 40,421. The issuance date of the trust securities was August, 23 2011.

Metropolitan 885 Third Avenue LLC	Page
Report of Independent Registered Public Accounting Firm	F – 222
Consolidated Balance Sheets	F – 223
Consolidated Statements of Operations	F – 225
Consolidated Statements of Changes in Members’ Capital (Deficit)	F – 227
Consolidated Statements of Cash Flows	F – 228
Notes to Consolidated Financial Statements	F – 231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Metropolitan 885 Third Avenue LLC

We have audited the accompanying consolidated balance sheets of Metropolitan 885 Third Avenue LLC and Subsidiaries (the “Company”) as of February 24, 2011 and June 30, 2010 and the related consolidated statements of operations, changes in members’ deficit and cash flows for the period July 1, 2010 to February 24, 2011 and the twelve months ended June 30, 2010 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan 885 Third Avenue LLC and Subsidiaries as of February 24, 2011 and June 30, 2010, and the results of their operations and their cash flows for the period July 1, 2010 to February 24, 2011 and the twelve months ended June 30, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 10 and 11 to the consolidated financial statements, on November 16, 2010, Metropolitan 885 Third Avenue Leasehold LLC presented a plan of reorganization (“the Plan”) which became effective on December 30, 2010. The Company was liquidated on February 24, 2011.

/s/ CORNERSTONE  ACCOUNTING  GROUP  LLP

New York, New York

December 23, 2011

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
FEBRUARY 24, 2011 AND JUNE 30, 2010
(Amounts in dollars)

ASSETS

	2011	2010

Real Estate, net	$-	$ 135,921,376

Other Assets
Cash	-	902,228
Accounts receivable	-	680,455
Prepaid expenses	-	4,613,751
Restricted cash	-	9,046,735
Deferred rent receivable	-	8,526,805
Utility deposits	-	38,200
Deferred financing costs, net of accumulated amortization of $1,016,191 in 2010	-	2,391,343
Deferred ground lease costs, net of accumulated amortization of $1,722,053 in 2010	-	5,685,271
Deferred preferred equity interest costs, net of accumulated amortization of $1,027,557 in 2010	-	94,120
Lease intangibles, net	-	48,429,685

	$-	$ 216,329,969

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
FEBRUARY 24, 2011 AND JUNE 30, 2010
(Amounts in dollars)

LIABILITIES AND MEMBERS’ DEFICIT

	2011	2010
Liabilities
Notes payable	$-	$210,000,000
Mandatorily redeemable preferred equity interest	-	45,000,000
Accounts payable and accrued liabilities	-	9,348,527
Deferred ground rent payable	-	11,698,245
Security deposits	-	236,455
Unearned revenue	-	219,712
Lease intangibles, net	-	85,711,812

	-	362,214,751

Commitments	-	(145,884,782)

Members’ Deficit	$-	$216,329,969

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011 AND THE
TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in dollars)

	2011	2010	2009
Revenues
Base rents	$23,297,902	$51,793,806	$57,683,848
Tenant reimbursements	3,086,228	6,705,439	7,674,059
Other rental revenue	762,006	1,328,008	1,057,595
Interest and other income	2,730	21,222	121,187
	27,148,866	59,848,475	66,536,689

Expenses
Real estate taxes	4,396,738	8,396,049	7,682,134
Utilities	1,523,214	2,901,643	3,034,685
Janitorial	868,075	1,739,992	1,710,766
Insurance	152,315	403,953	643,586
Repairs and maintenance	608,469	1,370,302	1,437,461
Security	384,570	741,756	723,475
Administrative	501,433	1,015,519	632,061
Management fees	329,178	685,952	677,586
Reimbursable costs	182,790	438,696	219,348
Elevator	122,471	274,249	318,357
HVAC	32,046	53,684	29,394
Lot and landscaping	35,331	73,532	62,315
Ground rent	8,031,089	16,150,799	16,150,757
Interest expense	15,381,144	19,925,383	19,635,221
Depreciation and amortization	4,201,424	8,914,070	16,335,011
	$36,750,287	$63,085,579	$69,292,157

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011 AND THE
TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in dollars)

	2011	2010	2009

Loss before Impairment of Real Estate	$(9,601,421)	$(3,237,104)	$(2,755,468)

Impairment of Real Estate	-	-	(224,548,138)

Reorganization Items	135,015,372	-	-

Net Income (Loss)	$125,413,951	$(3,237,104)	$(227,303,606)

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL (DEFICIT)
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011 AND THE
TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in dollars)

Balance at July 1, 2008	$47,655,928

Additional capital contributions	37,000,000

Net loss	(227,303,606)

Balance at June 30, 2009	(142,647,678)

Net loss	(3,237,104)

Balance at June 30, 2010	(145,884,782)

Additional capital contributions	17,600,000

Net income	125,413,951

Liquidation and Dissolution of Metropolitan 885 Third Avenue LLC	2,870,831

Balance at February 24, 2011	$-

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011 AND THE
TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in dollars)

	2011	2010	2009
Cash Flows From Operating Activities:
Net income (loss)	$125,413,951	$(3,237,104)	$(227,303,606)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,968,833	8,230,363	15,178,162
Impairment of real estate	-	-	224,548,138
Gain on liability due to reorganization	(135,015,372)	-	-
Below market lease amortization	(5,172,775)	(11,665,722)	(17,130,272)
Above market ground lease amortization	214,578	431,518	431,518
Write off of tenant improvements and lease intangibles	232,591	(4,191,749)	(5,617,699)
Write off of below market lease intangible	(742,541)	-	-
Accounts receivable	181,475	(87,813)	983,523
Prepaid expenses	192,321	(50,305)	(305,370)
Restricted cash	2,045,657	6,069,137	(1,613,237)
Deferred rent receivable	(1,635,717)	(2,667,691)	(3,726,163)
Utility deposits	-	-	110,000
Accounts payable and accrued liabilities	8,638,236	3,845,114	(11,645,739)
Deferred ground rent payable	1,921,927	3,920,282	3,931,239
Unearned revenue	45,031	(347,416)	238,158
Security deposits	55,911	(108,729)	112,588
Net cash provided by (used in) operating activities	$344,106	$139,885	$(21,808,760)

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011 AND THE
TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in dollars)

	2011	2010	2009
Cash Flows From Investing Activities:
Additions to real estate	$(144,958)	$(167,849)	$(812,490)
Leasing costs	(334,786)	(607,359)	(1,236,898)
Restricted cash	140,954	147,867	1,320,270
Transfers due to non-consolidation of LLC	(907,544)	-	-
Net cash used in investing activities	(1,246,334)	(627,341)	(729,118)

Cash Flows From Financing Activities:
Members’ contributions	17,600,000	-	37,000,000
Settlement payment for mandatorily redeemable preferred equity	(2,600,000)	-	(15,000,000)
Preferred equity costs	-	-	(282,361)
Repayment of mortgage note payable	(15,000,000)	-	-
Net cash provided by financing activities	-	-	21,717,639

Net change in cash	(902,228)	(487,456)	(820,239)

Cash, beginning of period	902,228	1,389,684	2,209,923

Cash, end of period	$-	$902,228	$1,389,684

Supplemental Disclosure of Cash Flow Information:
Cash paid during the periods ended for:
Interest	$6,370,433	$16,709,916	$15,385,506

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011 AND THE
TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in dollars)

	2011	2010	2009
Supplemental Cash Flow Information
Related to Disposition of Subsidiary:
Real Estate, net	$133,630,336	$-	$-
Accounts receivable	498,980	-	-
Prepaid expenses	4,421,430	-	-
Restricted cash	5,268,397	-	-
Deferred rent receivable	10,162,522	-	-
Utility deposits	38,200	-	-
Deferred ground lease costs	5,397,773	-	-
Lease intangibles, net	47,288,211	-	-
Notes payable	115,000,000	-	-
Accounts payable and accrued liabilities	1,510,447	-	-
Deferred ground rent payable	13,620,172	-	-
Security deposits	292,366	-	-
Unearned revenue	264,743	-	-
Lease intangibles, net	79,796,496	-	-
Equity	(2,870,831)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011
JUNE 30, 2010 AND 2009
(Amounts in dollars)

1.         ORGANIZATION

                a.             Formation, Property Description and General

Metropolitan 885 Third Avenue LLC (“Metropolitan”), was organized as a Delaware limited liability company among Metropolitan Real Estate Investors, LLC (“MREI” or the “Common Investor”), Marciano Investment Group, LLC (“Marciano”), Avi Chicouri, an individual (“Chicouri”) and Tao-Menofim, LLC (“Tao-Menofim”). In July, 2008, a member of Tao-Menofim assigned its 35% Class B interest in the Company to IRSA International LLC (“IRSA”) (30%) and MREI (5%) and Par Holding LLC (“Par Holding”) acquired 3.66% Class B interest in the Company. MREI, Marciano, Chicouri, Tao-Menofim, IRSA and Par Holding are referred to as (the “Members”).

Metropolitan was organized for the purpose of acquiring and operating a 34 story Class A office tower commonly known as the Lipstick Building located at 885 Third Avenue, New York, New York (the “Property”) and contains approximately 635,800 square feet of rentable space.

The Property was acquired on July 9, 2007. Effective with the reorganization plan as described in Notes 10 and 11, the ownership of the Metropolitan 885 Third Avenue Leasehold LLC was transferred to New Lipstick LLC (“New Lipstick”).

Metropolitan and its wholly-owned subsidiaries are referred to as the “Company” and are as follows:

Name	Purpose	Owned By
Metropolitan 885 Third Avenue LLC	Parent Company	Members
Metropolitan 885 Third Avenue	Holding Company	Metropolitan 885 Third
Leasehold Holdings LLC		Avenue LLC
Metropolitan 885 Third Avenue	Junior Mezz	Metropolitan 885 Third
Leasehold Sub Junior Mezz LLC		Avenue Leasehold Holdings LLC
Metropolitan 885 Third Avenue	Property Owner	Metropolitan 885 Third Avenue
Leasehold LLC		Leasehold Sub Junior Mezz LLC

Metropolitan was liquidated on February 24, 2011.

b.             Contributions

The terms of the operating agreements (the “Agreement”) provided for capital contributions.

The Members were required to make additional capital contributions to fund certain expenses approved by the Members, as defined in the Agreement. The Members may also make capital contributions to fund the portion of the additional capital contributions that were not funded by other Members.

c.                 Distributions

The Agreement provided for a preferred annual return of 9% compounded annually and distributions of net cash flow, as defined.

d.                 Allocation of Profit and Losses

Profit and losses for financial reporting purposes were allocable to the Members on a theoretical book value liquidation basis.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011
JUNE 30, 2010 AND 2009
(Amounts in dollars)

 2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.                    Principles of Consolidation and Basis of Preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and accounts have been eliminated in consolidation. Effective December 31, 2010, ownership of Metropolitan 885 Third Avenue Leasehold LLC was transferred to New Lipstick LLC.

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

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011
JUNE 30, 2010 AND 2009
(Amounts in dollars)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011
JUNE 30, 2010 AND 2009
(Amounts in dollars)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

j.                    Mandatorily Redeemable Preferred Equity Interest

The Company treats its redeemable financial instruments, including equity interest with fixed redemption terms, as debt. The preferred equity interest invested by Goldman Sachs & Co. is reflected as a liability. The mandatorily preferred equity return is treated as interest expense.

k.                   Income Taxes

No provision for income taxes is necessary in the financial statements of the Company because limited liability companies are treated as partnerships for Federal and state income tax purposes and are generally not subject to income tax at the entity level.  All income and losses accrue directly to the members and are reported by them individually for tax purposes. The Company’s tax returns subsequent to 2007 are open and subject to examination.

l.                    Cash Flow Statement Classifications

Leasing costs are classified as investing activities in the cash flow statement considering that these costs are a productive asset that are essential to acquiring the lease.

m.                 Reorganization Items

Reorganization items are income items that were incurred or realized by the Company as of the reorganization and are presented separately on the consolidated statements of operations. These items include gains on liabilities subject to compromise directly related to the reorganization.

           Reorganization items are as follows:

2011
Gain on settlement of mandatorily redeemable preferred equity interest	$48,570,047
Gain on settlement of notes payable	86,445,325
$135,015,372

3.            REAL ESTATE

                At February 24, 2011 and June 30, 2010, real estate consists of the following:

	2011	2010
Building and improvements	$-	$153,987,823
Tenant improvements	-	7,422,321
	-	161,410,144
		(25,488,768)
	$-	$135,921,376

In 2009, due to the current downturn in the overall real estate market, the Company assessed the recoverability of the real estate asset and recognized an impairment loss of $224,548,138. The loss reflected the amount by which the carrying value of building and improvements exceeded its estimated fair value.

The aggregate depreciation of building and improvements and tenant improvements includedin depreciation and amortization expense for the period ended February 24, 2011, June 30, 2010 and 2009 was $2,436,000, $4,919,000, and $10,789,000, respectively.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011
JUNE 30, 2010 AND 2009
(Amounts in dollars)

4.            LEASE INTANGIBLES

Lease intangibles and value of assumed lease obligations at June 30, 2010 was comprised as follows:

2010
	Leases In Place	Leasing Costs	Above Market Ground Leases	Total	Below Market Leases
Cost	$ 22,610,679	$ 5,032,291	$ 31,500,840	$ 59,143,810	$ (124,529,493)
Accumulated amortization	(8,880,214)	(575,317)	(1,258,594)	(10,714,125)	38,817,681
	$ 13,730,465	$ 4,456,974	$ 30,242,246	$ 48,429,685	$ (85,711,812)

The aggregate amortization of leases in place and leasing costs included in depreciation and amortization expense for the periods ended February 24, 2011, June 30, 2010 and 2009 was $1,261,681, $2,982,370 and $4,518,360, respectively.

The aggregate amortization of above market ground leases included in ground rent for the periods ended February 24, 2011, June 30, 2010 and 2009 was $214,578, $431,518 and $431,518, respectively.

The aggregate amortization included in base rental income for the periods ended February 24, 2011, June 30, 2010 and 2009 was $5,915,316, $16,541,178 and $23,904,820, respectively.

5.                   NOTES PAYABLE

Metropolitan 885 Third Avenue Leasehold LLC (the “Debtor”) was obligated to Royal Bank of Canada (the “Lender”) pursuant to a loan agreement for an aggregate principal balance of $210,000,000 (the “Original Principal” or the “Loan”). The Loan was evidenced by two note agreements, Note A and Note B (collectively the “Note”), with a principal balance of $125,000,000 and $85,000,000, respectively. The Note required monthly payments of interest only through August 2013 and principal and interest through August 2017, the maturity date.

The Note bore interest at 6.58% per annum (the “Applicable Interest Rate”) and was subject to an increase equal to the lesser of (i) the Applicable Interest Rate plus five percent (5%), or (ii) the maximum interest rate that borrower is permitted by law to pay (the “Default Rate”) upon the occurrence of an event of default, as defined.

The Note was collateralized by the Property including leases, rents, cash and restricted cash, fixtures and equipment and guaranteed by an affiliate of the Managing Member.

The Note required that all rents collected be deposited in a clearing account and all funds be disbursed in accordance with the Loan agreement including the funding of all reserve accounts.

In June 2010, the Debtor defaulted on its debt service payments and the Lender filed a summons and complaint against the Debtor seeking to foreclose the Property and as a result the Debtor was subject to interest at the Default Rate.

The Note was amended and restated as part of the reorganization on December 30, 2010, see Notes 10 and 11 to the consolidated financial statements.

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

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011
JUNE 30, 2010 AND 2009
(Amounts in dollars)

6.                   MANDATORILY REDEEMABLE PREFERRED EQUITY INTEREST (continued)

The Investor Member was paid an upfront fee of $600,000. In addition, the Investor Member was reimbursed for administrative costs associated with administrating its investment in the Company, which was equal to 0.03% of the Investor Member’s total invested capital.

On July 3, 2008, the Company amended its agreement with Goldman (the “Amended Agreement”) and as a result extended the redemption date to July 9, 2011, (the “Revised Anticipated Redemption Date”).

The Amended Agreement provided for the Investor Member to receive a preferred return as follows:

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

In conjunction with the Amended Agreement, the Company repaid Preferred Equity of $15,000,000 and $12,963,465 of the preferred return. The Company was also required to establish a preferred return reserve of $8,100,000, which provided for the Investor Member to receive a minimum return of $225,000 payable monthly. The Company incurred additional costs associated with the Amended Agreement of $282,000 which was capitalized to preferred equity costs in the accompanying consolidated balance sheets.

The Preferred Equity and unpaid preferred return was settled with Goldman on December 30, 2010 as part of the reorganization, see Notes 10 and 11 to the consolidated financial statements.

7.             GROUND LEASE

The Property was erected on a 26,135 square foot parcel of land (the “Site Area”) of which 20,635 square feet was subject to a ground lease (the “Ground Lease”) and an adjacent lot containing approximately 5,500 square feet (“Lot A”) subject to a ground sub-sublease (the “Ground Sub-sublease”).

The Ground Lease matured on the earlier of (i) April 30, 2077, (ii) the date of termination of the Sub-sublease term, or (iii) a date if sooner terminated, as defined. The Ground Lease provided for monthly ground rent of $925,000 through April 30, 2012, $1,321,000 through April 30, 2013, and provided for annual increases of 2.5% beginning on May 1, 2013 through April 30, 2020.  On May 1, 2020, May 1, 2038 and every 10 years thereafter through May 1, 2068, ground rent shall be adjusted (“Adjustment Year”) to be the greater of (a) 1.03 times the base rent payable during the lease year immediately preceding the said

Adjustment Year or (b) 7% of the fair market value of the land, as defined in the Ground Lease. Monthly ground rent shall increase 3% annually for each lease year subsequent to the Adjustment Year. The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 29, 2080 (the “Ground Sublease”) and the prime lease matures on April 30, 2080 (the “Prime Lease”).

The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease, or (iii) the expiration or earlier termination date of the Ground Sublease, except for reason of default by the lessor as subtenant under the Ground Sublease or the sublandlord as subtenant under the Prime Lease provided that the lessees is not in default under the Ground Sub-sublease or the Ground Sublease. The Ground Sub-sublease provided for monthly ground rent of $58,000 through April 30, 2010 and $63,000 beginning on May 1, 2010 through April 30, 2020.  On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent was to be adjusted to 8% of the fair market value of Lot A, as defined.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011
JUNE 30, 2010 AND 2009
(Amounts in dollars)

7.             GROUND LEASE (Continued)

The Ground Lease also provided the Company with an option to purchase the land (the “Purchase Option”).

The Purchase Option is exercisable on April 30, 2020, April 30, 2037 and on the last day of every 10th year thereafter (the “Purchase Date”).  The Purchase Price, as defined in the Ground Lease, was to be the amount which together with all ground rent paid by the Company on or before the applicable Purchase Date yields an internal rate of return (“IRR”) that equals the Target IRR in respect to the applicable Purchase Date as follows:

Purchase Date	Target IRR
4/30/2020	7.47%
4/30/2037	7.67%
4/30/2047	7.92%
4/30/2057	8.17%
4/30/2067	8.42%
4/30/2077	8.67%

In the event the Purchase Option was exercised on April 30, 2020, the Company was to pay a purchase price of approximately $521 million which is based upon an agreed land value of $317 million in July 2007 according to a Target IRR of 7.47%.

The Ground Lease also provided for an option to demolish the Property (“Demolition Option”) during the period beginning on May 1, 2055 and ending on April 30, 2072 (the “Demolition Period”). The Ground Lease lessor has the option to cause the Company to purchase the Property (“Put Option”) at a then Put Price, as defined.  The Put Option is exercisable during the period subsequent to the Demolition Option and prior to April 30, 2072.

8.            RELATED PARTY TRANSACTIONS

The Company entered into an Asset Management Agreement (the “Management Agreement”) with MREI, dated July 2007 which expires in June 2058.  The Company was charged an asset management fee of 1.0% of Gross Revenues. Effective July 2008, IRSA received 50% of the asset management fees. Asset management fee for the period from July 1, 2010 through February 24, 2011 was $193,000, and is included in management fees in the accompanying consolidated statements of operations.

The Management Agreement also provided for MREI to receive reimbursement for all expenses and out of pocket costs incurred in connection with services rendered to the Property.

The Asset Management Agreement was terminated as part of the reorganization on December 30, 2010, see Notes 10 and 11 to the consolidated financial statements.

9.            COMMITMENTS

In July 2007, the Company entered into a property management agreement with CB Richard Ellis, Inc (“CBRE”) which expired in December 2007 and provided for twelve month extensions at the Company’s discretion. The Company was charged a monthly property management fee of $23,000. In December 2009, the property management agreement was amended, which increased monthly property management fee to $53,000, and was retroactive to January 1, 2009.

Simultaneous with the amendment of the property management agreement, the Company entered into an Advisory Services Agreement to provide property management advisory services to CBRE.  The advisory services agreement provided for monthly advisory fee of $30,000 and was retroactive to January 1, 2009.

Management fee includes property management fee of $136,000 for the period from   July 1, 2010 through February 24, 2011. Property management fee for the period from July 1, 2010 through February 24, 2011 is net of advisory service income of $179,000.

The property management agreement with CBRE was terminated on December 30, 2010 and a new agreement was entered with New Lipstick LLC, see Notes 10 and 11 to the consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011
JUNE 30, 2010 AND 2009
(Amounts in dollars)

10.          DEBTOR IN POSSESSION

On November 16, 2010 (the “Petition Date”), Metropolitan 885 Third Avenue Leasehold LLC (the “Property Owner”), a Delaware corporation, presented a plan of reorganization (the “Plan”) including a disclosure statement and plan of reorganization (the “Plan”). The Plan provides among other things the liquidation of Metropolitan and the issuance of a new membership in the Property Owner, the reorganized debtor, in favor of New Lipstick LLC, (the “New Metropolitan Leasehold Company”). The Plan was approved by the Company’s Members and the Court approved the Plan on December 22, 2010 and it became effective on December 30, 2010 (the “Effective Date”).

11.          REORGANIZATION

On December 30, 2010, pursuant to the Plan, the Note was amended and restated to provide for a reduction in the Original Principal of $210,000,000 to $130,000,000 (the “Amended Note”).  The Debtor then made a principal repayment of $15,000,000, and as a result, the outstanding balance of the Amended Note was $115,000,000 after the reorganization. The Amended Note bore interest at 4.26% through January 7, 2011; thereafter (i) interest was based on Libor plus 400 basis points, or (ii) Prime Rate plus Prime Rate Margin, if converted into a Prime Rate Loan, as defined.  The Amended Note provided for maximum interest rate of 5.25% through February 29, 2012 and 6.25% from March 1, 2012 through August 31, 2015 and matures on August 1, 2017.

As a result of the reorganization, MREI entered into purchase and sales agreement to assign its 5% Class B interest in the Company to IRSA (2.7%) and Marciano (2.3%) and its 3.27% Common Interest in the Company to IRSA (1.77%) and Marciano (1.5%).

The Preferred Equity and unpaid preferred return was settled with Goldman for a payment of $2,600,000 plus the balance in the preferred return escrow account at the Effective Date which was $1,591,727.

In accordance with the Plan, all professional fees and expenses relating to the reorganization incurred by the Debtor subsequent to the Petition Date is the responsibility of New Lipstick.

In accordance with the terms of the Plan the Company was liquidated on February 24, 2011.

 12.         SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after February 24, 2011 up through December 23, 2011 the date these consolidated financial statements were available for issue. During this period, the Company did not have any material subsequent events.