Form 20-F
CRESUD INC
filed 2012-10-31
CIK 1034957

o

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___

For the transition period from ___ to___

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2012 was 501,562,534

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

Note: Not required for registrant

☐    Yes                      ☒           No

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

CERTAIN MEASURES AND TERMS

As used throughout this annual report, the terms “Cresud,” “Company,” “we,” “us,” and “our” refer to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

References to “Tons”, “tons” or “Tns.” are to metric tons, to “kgs” are to kilograms, to “ltrs” are to liters, “Hct” are to hectares, “m2” and “square meters” are to square meters, while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq.ft). A metric ton is equal to 1,000 kilograms. A kilogram is equal to approximately 2.2 pounds. A metric ton of wheat is equal to approximately 36.74 bushels. A metric ton of corn is equal to approximately 39.37 bushels. A metric ton of soybean is equal to approximately 36.74 bushels. One gallon is equal to 3.7854 liter. One hectare is equal to approximately 2.47 acres and 10,000 square meters. One square meter is equal to approximately 10,764 square feet. One kilogram of live weight beef cattle is equal to approximately 0.5 to 0.6 kilogram of carcass (meat and bones).

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

    This annual report contains our audited consolidated financial statements as of June 30, 2012 and 2011 and for the years ended June 30, 2012, 2011 and 2010 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein. We prepare our Audited Consolidated Financial Statements in Pesos and in conformity with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”). In addition, we must comply with the regulations of the Comisión Nacional de Valores , the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Audited Consolidated Financial Statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). See Note 29 to our Audited Consolidated Financial Statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

Changes in accounting policies

After considerable inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232. Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March 1, to September 30, 2003, such a departure did not have a material effect on our Audited Consolidated Financial Statements.

Resolution CD 93/2005 issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent (“Resolution 93 treatment”). As a result, the Company had elected to continue treating these differences as permanent in its prior years´ financial statements.

On October 24, 2011, in anticipation of the implementation of International Financial Reporting Standards (“IFRS”) for public entities, the CNV issued Resolution No. 592 which provides that issuers who followed the Resolution 93 treatment should recognize the deferred tax liability on retroactive basis before its transaction date, i.e. July 1, 2011 for Cresud.

As a result, the Company recorded an adjustment to retroactively recognize the deferred tax liability as follows:

	As of June 30, 2011		As of June 30, 2010		As of June 30, 2009		As of June 30, 2008
	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued

Consolidated Balance Sheets
Total Non current assets	7,455,432	7,467,830	5,371,052	5,384,507	4,789,547	4,818,401	1,275,922	1,332,895
Total Assets	9,721,020	9,733,418	6,824,433	6,837,888	5,947,202	5,976,056	2,012,787	2,069,760

Total Non current liabilities	2,992,290	2,809,241	1,513,343	1,315,970	1,618,690	1,413,278	243,836	43,914
Total Liabilities	5,356,482	5,173,433	3,442,060	3,244,687	2,932,602	2,727,190	506,184	306,262

Minority interest	2,262,857	2,346,448	1,535,404	1,625,008	1,336,168	1,435,982	(109,406)	1,160
Shareholders´ equity	2,101,681	2,213,537	1,846,969	1,968,193	1,678,432	1,812,884	1,616,009	1,762,338

	As of June 30, 2011		As of June 30, 2010		As of June 30, 2009		As of June 30, 2008
	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued
Consolidated Statements of Income
Income tax expense	(110,066)	(125,443)	(122,519)	(145,952)	(69,786)	(92,682)	13,377	(284)
Minority interest	(175,020)	(169,007)	(195,053)	(184,844)	(104,962)	(94,210)	(6,108)	(266)
Net income	221,933	212,565	(198,634)	185,406	136,493	124,616	30,767	22,948

As of June 30, 2012, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) has a significant investment in Banco Hipotecario S.A. (“Banco Hipotecario”) that accounts for approximately 15.5% of IRSA’s total consolidated assets.

Transition to IFRS

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 (“RT 26”) “Adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”)” which required that companies under the supervision of the Comisión Nacional de Valores (“CNV”) to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods.

There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where we are located is the Autonomous City of Buenos Aires which consejo profesional is the CPCECABA.

On April 25, 2009, the CPCECABA approved RT 26. However, the CNV issued Resolution No. 562/09, as amended by Resolution 576/10, which formally adopted RT 26 for fiscal years beginning on January 1st, 2012. Accordingly, we are required to prepare our consolidated financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended June 30, 2013.

Furthermore, Technical Resolution No. 562/09, as amended by Resolution 576/10, mandated companies to include certain reconciling information between prior gaap and IFRS in the year prior to first adoption of IFRS. This information is not intended to purport the reconciliations required under IFRS 1 "first time adoption of IFRS" which will be included in the first IFRS consolidated financial statements for the year ended June 30, 2013.

This information comprised of reconciliation between Argentine GAAP and IFRS as issued by the IASB of shareholders equity as of July 1, 2011 (transition date) and as of June 30, 2012, as well as the income statement and cash flows for the year ended June 30, 2012. The items and figures reconciled in notes 29 to our Audited Consolidated Financial Statements are subject to changes and may only be considered final upon preparation of the annual financial standards for the year on which the International Financial Reporting Standards are applied for the first time. See note 29 to our audited consolidated financial statements included elsewhere in this form 20F.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2012, which was Ps.4.527 = US$ 1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2008, 2009, 2010, 2011 and 2012 are to the fiscal years ended June 30 of each such year.

MARKET DATA

Market data used throughout this annual report was derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Certain market data which appear herein (including percentage amounts) may not sum due to rounding.

PART I

Item 1.                      Identity of directors, Senior Management and Advisers

This item is not applicable.

Item 2.                      Offer statistics and expected timetable

This item is not applicable.

Item 3 .                      Key information

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with and is qualified in its entirety by reference to our Audited Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report.

The selected consolidated statement of operations data for the years ended June 30, 2012, 2011 and 2010 and the selected consolidated balance sheet data as of June 30, 2012 and 2011 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The selected consolidated statement of income data for the years ended June 30, 2009 and 2008 and the selected consolidated balance sheet data as of June 30, 2010, 2009 and 2008 have been derived from the financial statements originally issued and adjusted to reflect the retroactive application of the deferred tax liability treatment mandated by Resolution No. 592 described in Presentation of Financial and Certain Other Information.

References to fiscal years 2008, 2009, 2010, 2011 and 2012 are to the fiscal years ended June 30, 2008, 2009, 2010, 2011 and 2012, respectively.

During the fiscal year ended June 30, 2012, we acquired directly or indirectly 37,626,842 additional shares of IRSA. Our equity interest in IRSA is 64.20% as of June 30, 2012. We started consolidating the accounts and results of operations of IRSA as of October 1, 2008. Our consolidated financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 2008 are not comparable to the fiscal years then ended.

	For the years ended on June, 30
	2012(1)	2012(15)	2011(15)	2010(15)	2009(15)	2008
	(in thousand US$, except for percentages)	(in thousand Ps. , except for ratios and number of shares)
INCOME STATEMENT DATA

Argentine GAAP

Agricultural production income:
Crops	131,880	597,021	328,630	170,848	134,179	117,474
Beef cattle	15,974	72,314	46,574	20,830	18,120	23,927
Milk	6,861	31,061	31,277	26,043	20,213	18,420
Total agricultural production income	154,715	700,396	406,481	217,721	172,512	159,821

Cost of agricultural production:
Crops	(121,817)	(551,467)	(231,126)	(159,724)	(175,916)	(82,151)
Beef cattle	(7,587)	(34,345)	(24,987)	(21,850)	(16,241)	(19,316)
Milk	(6,067)	(27,467)	(23,965)	(20,383)	(18,286)	(14,283)
Total cost of agricultural production	(135,471)	(613,279)	(280,078)	(201,957)	(210,443)	(115,750)

Gross income (loss) from agricultural production	19,244	87,117	126,403	15,764	(37,931)	44,071

Sales:
Crops	167,228	757,042	343,009	194,651	164,463	86,870
Beef cattle	29,813	134,965	50,909	39,274	17,646	32,432
Milk	6,071	27,482	28,381	24,415	19,270	17,493
Others	17,134	77,567	58,048	50,497	36,045	25,786

Total sales- crops, beef cattle, milk, feed lot and others	220,247	997,056	480,347	308,837	237,424	162,581
Sales of farmlands	20,696	93,690	84,507	18,557	1,959	23,020

Cost of sales:
Crops	(150,791)	(682,630)	(305,502)	(175,629)	(144,969)	(75,949)
Beef cattle	(27,900)	(126,302)	(58,034)	(46,682)	(16,237)	(30,038)
Milk	(6,071)	(27,482)	(28,381)	(24,415)	(19,316)	(17,630)
Others	(10,330)	(46,763)	(41,383)	(38,102)	(24,210)	(17,379)
Total cost of sales- crops, beef cattle, milk, feed lot and others	(195,091)	(883,177)	(433,300)	(284,828)	(204,732)	(140,996)
Cost of farmland sales	(10,647)	(48,200)	(29,906)	(4,825)	(94)	(3,006)

Gross income from sales- Agricultural business	35,205	159,369	101,648	37,741	34,557	41,599

Total sales-Slaughtering / Feedlot	22,136	100,208	127,086	—	—	—
Total cost of sales- Slaughtering / Feedlot	(25,656)	(116,146)	(123,271)	—	—	—
Gross income from sales- Slaughtering / Feedlot	(3,521)	(15,938)	3,815	—	—	—
Sales:
Sales and development of properties	72,543	328,404	341,074	225,567	278,107	—
Income from lease and service of offices, shopping centers, hotels, consumer financing and others	273,484	1,238,061	1,100,813	1,111,673	737,173	—
Total sales Real estate business	346,027	1,566,465	1,441,887	1,337,240	1,015,280	—
Cost of sales:
Cost of sales and development of properties	(49,306)	(223,206)	(252,894)	(99,893)	(170,529)	—
Cost of lease and service of offices, shopping centers, hotels, consumer financing and others	(75,518)	(341,870)	(366,845)	(402,631)	(265,394)	—
Total cost of sales	(124,824)	(565,076)	(619,739)	(502,524)	(435,923)	—

Gross income from sales – Real estate business	221,204	1,001,389	822,148	834,716	579,357	—

Gross (Loss) profit - Agricultural business	54,448	246,486	228,051	53,505	(3,374)	85,670
Gross profit - Slaughtering / Feedlot	(3,521)	(15,938)	3,815	—	—	—
Gross profit - Real estate business	221,204	1,001,389	822,148	834,716	579,357	—
Gross profit	272,131	1,231,937	1,054,014	888,221	575,983	85,670
Selling expenses	(53,674)	(242,983)	(176,207)	(219,454)	(212,482)	(14,497)
Administrative expenses	(79,634)	(360,504)	(256,016)	(239,678)	(134,664)	(26,104)
Gain from recognition of inventories at net realizable value	9,458	42,817	45,442	33,831	9,237	886
Unrealized gain (loss) on inventories- Beef cattle	4,326	19,584	69,752	84,349	(860)	8,535
Unrealized (loss) gain on inventories- Crops and MAT	(8,159)	(36,935)	(15,704)	1,140	(476)	(10,878)
Unrealized gain on inventories and transactions involving real estate assets	127	573	1,140	1,091	928	—
Net income (loss) from retained interest in securitized receivables of Tarjeta Shopping	––	––	4,707	37,470	(22,263)	—

Operating income	144,575	654,489	727,128	586,970	215,403	43,612
Amortization of negative goodwill	12,565	56,880	65,954	43,721	32,344	—
Financial results, net	(128,201)	(580,366)	(368,992)	(201,342)	44,656	(52,268)
Gain on equity investees	23,208	105,061	129,364	127,109	48,927	38,417
Other income and expenses, net	(9,127)	(41,320)	(22,817)	(19,651)	(16,448)	(4,092)
Management fee	(1,921)	(8,696)	(23,618)	(20,601)	(13,641)	(2,171)
Income before income tax and minority interest	41,097	186,048	507,019	516,206	311,241	23,498
Income tax and minimum presumed income tax	(2,964)	(13,419)	(110,066)	(122,519)	(69,786)	13,377
Minority interest	(20,845)	(94,366)	(175,020)	(195,053)	(104,962)	(6,108)
Net income for the year	17,288	78,263	221,933	198,634	136,493	30,767

	For the years ended on June, 30
	2012(1)	2012(15)	2011(15)	2010(15)	2009(15)	2008
	(in thousand US$, except for percentages)	(in thousand Ps , except for ratios and number of shares)
U.S GAAP
Total sales	829,585	3,755,531	2,944,117	2,144,816	1,604,808	345,422
Total Cost of sales	(541,098)	(2,449,549)	(1,735,466)	(1,149,646)	(924,289)	(267,764)
Gross profit	288,487	1,305,982	1,208,651	995,170	680,519	77,658
Selling expenses	(50,350)	(227,933)	(175,173)	(211,224)	(194,009)	(14,497)
Administrative expenses	(80,006)	(362,185)	(385,576)	(267,675)	(154,443)	(27,549)
Net (loss) from retained interest in securized receivables of Tarjeta Shopping	-	-	5,236	58,115	(19,253)	—
Gain on bargain purchase and gain for re-measurement of previously held interest at fair value	(9,037)	(40,911)	604,737	58,471	—	—
Disposal of business	-	-	34,149	—	—	—
Others	(5,201)	(23,546)	(32,284)	(14,177)	(14,903)	(4,582)
Operating income	143,893	651,407	1,259,740	618,680	297,911	31,030
Amortization of negative goodwill	5,597	25,339	34,387	42,080	31,142	—
Financial results, net	(109,436)	(495,418)	(308,433)	(207,688)	51,602	(55,861)
(Loss) gain on equity investees	(8,027)	(36,338)	151,521	95,131	(67,206)	42,605
Other income and expenses, net	(1,985)	(8,984)	(13,904)	(5,460)	864	(4,083)
Income before income tax and minority interest	30,042	136,006	1,123,311	542,743	314,313	13,691
Income tax and minimum presumed income tax	(6,751)	(30,560)	(124,562)	(91,834)	(198,416)	2,990
Net income for the year	23,29	105,446	998,749	450,909	115,897	16,681
Non-controlling interest	5,348	24,211	239,985	257,510	(690)	266
Net income attributable to Cresud	17,943	81,235	758,764	193,399	116,587	16,415

BALANCE SHEET DATA
Argentine GAAP
Current assets:
Cash and banks and investments	129,579	586,602	769,010	359,887	428,000	533,087
Trade and other receivables, net	175,030	792,360	744,617	692,973	590,458	91,183
Inventories	120,006	543,267	751,961	400,521	139,197	111,525
Other assets	––	––	—	—	—	1,070
Total current assets	424,614	1,922,229	2,265,588	1,453,381	1,157,655	736,865

Non-current assets:
Trade and other receivables, net	107,898	488,455	347,185	277,246	223,235	(15,608)
Inventories	74,403	336,823	357,607	204,218	251,529	76,113
Investments	532,325	2,409,835	2,078,642	1,899,807	1,358,338	925,972
Property and equipment, net	1,137,036	5,147,362	5,333,109	3,290,221	3,309,998	266,616
Intangible assets, net	20,594	93,228	79,945	88,585	55,187	22,829
Goodwill , net	(141,975)	(642,720)	(741,056)	(389,025)	(408,740)	—
Total non-current assets	1,730,281	7,832,983	7,455,432	5,371,052	4,789,547	1,275,922
Total assets	2,154,896	9,755,212	9,721,020	6,824,433	5,947,202	2,012,787
Current liabilities:
Trade accounts payable	81,660	369,677	473,229	403,743	339,894	48,467
Loans, allowances and customer advances	295,607	1,338,212	1,590,402	1,279,090	640,255	195,600
Salaries and social security contributions, taxes payable and other liabilities	86,695	392,467	300,561	245,884	333,763	18,281
Total current liabilities	463,962	2,100,356	2,364,192	1,928,717	1,313,912	262,348
Non current liabilities:
Trade accounts payable	1	4	12,145	23,368	89,193	—
Loans, allowances and customer advances	645,360	2,921,543	2,195,501	943,559	1,022,880	1,803
Salaries and social security contributions, taxespayable and other liabilities	150,044	679,250	784,644	546,416	506,617	242,033
Total non-current liabilities	795,405	3,600,797	2,992,290	1,513,343	1,618,690	243,836
Total liabilities	1,259,367	5,701,153	5,356,482	3,442,060	2,932,602	506,184
Minority interests	439,757	1,990,778	2,262,857	1,535,404	1,336,168	(109,406)
Shareholders’ equity	455,772	2,063,281	2,101,681	1,846,969	1,678,432	1,616,009

U.S GAAP
Current assets:
Cash and banks and Investments	120,164	543,982	769,010	342,180	400,104	533,088
Inventories	91,853	415,820	733,496	162,679	120,022	111,525
Trade and other receivables, net	193,222	874,717	529,106	709,008	627,503	91,184
Other assets	-	-	—	—	—	185
Non-current assets:
Other receivables	153,667	695,652	591,127	426,754	338,968	41,365
Inventories	28,742	130,116	143,059	21,575	45,018	34,395
Investments	521,179	2,359,377	2,151,639	1,892,619	977,547	867,033
Property and equipment, net	1,042,911	4,721,253	5,474,130	2,752,085	2,716,460	266,616
Intangible assets, net	26,201	118,612	39,300	70,803	65,655	22,829
Goodwill, net	13,745	62,222	(224,183)	183,975	179,572	—
Total assets	2,191,684	9,921,751	10,206,684	6,561,678	5,470,849	1,968,220
Current liabilities:
Trade accounts payable	71,797	325,027	316,922	366,630	356,866	48,467
Loans, allowances and customer advances	278,802	1,262,138	1,586,049	1,186,269	636,500	195,600
Salaries and social security contributions, taxes payable and other liabilities	92,920	420,648	325,183	261,063	337,385	18,281
Total current liabilities	443,519	2,007,813	2,228,154	1,813,962	1,330,751	262,348
Non current liabilities:
Trade accounts payable	8,435	38,184	49,995	24,303	88,532	—
Loans, allowances and customer advances	645,037	2,920,083	2,209,816	989,008	1,060,218	148,134
Salaries and social security contributions, taxes payable and other liabilities	165,309	748,353	1,036,578	440,516	400,775	40,929
Total non-current liabilities	818,781	3,706,620	3,296,389	1,453,827	1,549,525	189,063
Total liabilities	1,262,300	5,714,433	5,524,543	3,267,789	2,880,276	451,411
Net shareholders’ equity attributable to Cresud	525,592	2,379,357	2,461,491	1,857,653	1,535,321	1,515,649
Non-controlling interests	403,791	1,827,961	2,220,650	1,436,236	1,055,252	1,160
Shareholders’ equity under US GAAP	929,383	4,207,318	4,682,141	3,293,889	2,590,573	1,516,809

	For the years ended on June, 30
	2012(1)	2012(15)	2011(15)	2010(15)	2009(15)	2008
	(in thousand US$, except for percentages)	(in thousand Ps , except for ratios and number of shares)
CASH FLOW DATA
Argentine GAAP
Net cash provided by (used in) operating activities	189,317	857,038	553,237	334,973	362,662	(20,620)
Net cash used in investing activities	(160,985)	(728,777)	(791,512)	(550,431)	(325,466)	(443,828)
Net cash provided by (used in) financing activities	(62,729)	(283,974)	768,166	179,435	(346,606)	899,351

U.S. GAAP (8)
Net cash provided by (used in) operating activities	110,758	501,403	473,071	125,158	338,821	(34,675)
Net cash provided by (used in) investing activities	(119,488)	(540,921)	(354,889)	(490,170)	(110,981)	(691,282)
Net cash provided by (used in) financing activities	(31,692)	(143,470)	440,275	318,232	(241,766)	917,833
Effects of exchange rate changes	3,143	14,230	(7,059)	(28)	(71,516)	(1,718)

OTHER FINANCIAL DATA
Argentine GAAP

Basic net income per share (2)	0.03	0.16	0.45	0.41	0.28	0.08
Diluted net income per share (3)	0.03	0.14	0.40	0.36	0.25	0.08
Basic net income per ADS (2)(4)	0.35	1.58	4.50	4.08	2.81	0.84
Diluted net income per ADS (3)(4)	0.31	1.40	4.00	3.62	2.51	0.80
	109,688,929	496,561,780	496,560,206	486,545,863	484,929,612	368,466,065
Weighted – average number of common shares outstanding
	123,462,988	558,916,948	558,915,374	548,901,031	544,172,519	385,300,115
Diluted weighted – average number of common shares (5)
Dividends paid (6)	-	-	63,800	69,000	60,000	20,000
Dividends per share	-	-	0.128	0.138	0.120	0.040
Dividends per ADS (4)	-	-	1.28	1.38	1.20	0.40
Depreciation and amortization	52,761	238,847	190,672	179,711	119,939	6,474
Capital expenditures (7)	53,387	241,683	169,634	199,674	317,188	28,019
Gross margin (8)	35.6%	35.6%	41.5%	47.2%	40.4%	24.8%
Operating margin (9)	18.9%	18.9%	28.6%	31.2%	15.1%	12.6%

Net margin (10)	2.3%	2.3%	8.7%	10.6%	9.6%	8.9%
Ratio of current assets to current liabilities (11)	0.92	0.92	0.96	0.75	0.88	2.81
Ratio of shareholders’ equity to total liabilities (12)	0.36	0.36	0.39	0.61	0.66	5.75
Ratio of non current assets to total assets (13)	0.80	0.80	0.77	0.79	0.81	0.64
Ratio of “Return on Equity” – ROE (14)	0.04	0.04	0.11	0.09	0.07	0.02
U.S GAAP
Basic net income per share (2)	0.05	0.21	1.53	0.40	0.24	0.04
Diluted net income per share (3)	0.04	0.19	1.38	0.38	0.12	0.04
Basic net income per ADS (2)(4)	0.47	2.12	15.30	4.00	2.40	0.45
Diluted net income per ADS (3)(4)	0.42	1.89	13.80	3.80	1.20	0.40
Weighted – average number of common shares outstanding	496,560,206	496,571,780	496,560,206	486,545,863	484,929,612	368,466,065
Diluted weighted – average number of common shares (5)	558,915,374	558,916,948	558,915,374	548,901,031	544,165,774	388,439,848
Gross margin (8)	34.8%	34.8%	41.1%	46.4%	42.4%	22.5%
Operating margin (9)	17.3%	17.3%	42.8%	28.8%	18.6%	9.0%
Net margin (10)	2.2%	2.2%	25.8%	9.0%	7.3%	4.8%

(1)
Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2012 which was Ps.4.527 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

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

(6)	The shareholders’ meeting held in October 2011 approved the distribution of a cash dividend for an amount of Ps.63.8 million for the fiscal year ended on June 30, 2011.
(7)
Includes the purchase of farms and other property and equipment; also includes the purchase of fixed assets (including facilities and equipment), undeveloped parcels of land and renovation and remodeling of hotels and shopping centers. Also include escrow deposits held in favor of third parties related to the acquisition of certain fixed assets. Also included non cash operations.

(8)	Gross profit divided by the sum of production income and sales.
(9)	Operating income divided by the sum of production income and sales.
(10)	Net income divided by the sum of production income and sales.
(11)	Current assets over current liabilities.
(12)	Shareholders’ equity over total liabilities.
(13)	Non-current assets over total assets.
(14)	Profitability refers to Income for the year divided by average Shareholders’ equity.
(15)	The financial data as of June 30, for the years ended June 30, 2012, 2011, 2010 and 2009 includes the accounts of IRSA on a consolidated basis.

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate which statutorily obligated the Central to sell U.S. Dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted Law No. 25.561 (the “Public Emergency Law”), abandoning over ten years of fixed Peso-U.S. Dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. Dollars and their heightened demand caused the Peso to depreciate significantly in the first half of 2002. As of October 15, 2012 the exchange rate was Ps. 4.7070 = US$1.00 as quoted by Banco de la Nación Argentina at the U.S. Dollar selling rate. During 2009, 2010, 2011 and the first semester of 2012, the Central Bank of Argentina indirectly affected the exchange rate market, through active participation with the purpose of isolating external effects and maintaining a stable parity.

The following table presents the high, low, average and period closing exchange rate for the average ask / bid  of U.S. Dollars stated in nominal Pesos per U.S. Dollar.
	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing(4)
Fiscal year ended June 30, 2008	3.1640	2.9960	3.1196	3.0050
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
Fiscal year ended June 30, 2011	4.0900	3.9110	3.9810	4.0900
Fiscal year ended June 30, 2012	4.5070	4.0900	4.2808	4.5070
July, 2012	4.5650	4.5050	4.5337	4.5650
August, 2012	4.6180	4.5660	4.5905	4.6180
September, 2012	4.6180	4.5660	4.5905	4.6180
As of October 15th, 2012	4.7070	4.6790	4.6915	4.7070

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year.
(3)	Average exchange rate for the fiscal year, month or partial period described in the table above.
(4)	Average of the selling rate and buying rate.

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

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This section is not applicable.

D. RISK FACTORS

You should consider the following risks described below, in addition to the other information contained in this annual report. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares and ADSs involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Related to Argentina

Argentina’s recent growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess production capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, particularly the energy sector, operating near full capacity. Additionally, the global financial crisis and economic downturn of 2008 has had a significant adverse impact on the country’s performance and could remain a factor in the foreseeable future.

In 2011, the Argentine GDP increased 7.28%, according to data published by the National Institute of Statistics (“Instituto Nacional de Estadísticas y Censos” or the “INDEC”). For the six months ended June 30, 2012, GDP increased 1.17% relative to the same period the prior year, according to data published by the INDEC. As of June 30, 2012, the Monthly Economic Activity Estimator (“Estimador Mensual de Actividad Económica” or the “EMAE”) decreased 0.89%, relative to the same period the prior year, according to data published by the INDEC.

The economic and financial crisis in certain European countries, the United States, and certain other important commercial partners of Argentina, may imply a decline in the international demand for Argentine products, which could have a material adverse effect on our financial condition and the results of operations.

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

The devaluation of the Peso since January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. In fiscal years 2007, 2008, 2009, 2010 and 2011, and for the six months ended June 30, 2012, inflation according to the INDEC was 7.7%, 7.2%, 8.5%, 11.0%, 9.7% and 9.90%, respectively, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed upon with private companies. The uncertainty surrounding future inflation may impact the country’s growth.

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

Additionally, high inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coefciente de Estabilización de Referencia, (the “Stabilization Coefficient Index, or “CER Index”), a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country`s financial obligation.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the policy of the Argentine government’s policy to curb the increase of inflation and consequently reduce payments on the outstanding inflation-linked bonds issued by Argentina. At the time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, the International Monetary Fund (“IMF”) requested the government to clarify its inflation rates several times.

In June 2008, the INDEC published a new consumer price index which eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for several items as fruits, vegetables and clothing, which have seasonal cost variations. The INDEC indicated that it based its evaluation of spending habits on a national household consumption survey from 2004 to 2005, in addition to other sources.

The aforementioned new consumer price index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have negatively affected the credibility of the consumer price index published by the INDEC, as well as other indexes published by the INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product index. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports.

In December 2010, the Argentine government agreed to meet with an official IMF team which arrived in Argentina to assist the INDEC with the development of a new national price index. In April 2011, the IMF team completed the second technical mission to assist on the design and methodology of a new national price index. As of the date of this annual report, Argentina´s government is intended to implement a new consumer price index before February 2013.

If the investigation carried out by the IMF results in a finding that the methodologies used to calculate the Consumer Price Index or other INDEC indexes derived from the Consumer Price Index were not accurate, or if it is determined that it is necessary to correct the Consumer Price Index and the other INDEC indexes derived from the Consumer Price Index as a result of the methodology used by INDEC, there could be a significant decrease in confidence in the Argentine economy. Given the limited credit available to emerging market nations as a result of the global economic crisis, the ability to access credit in the capital markets could be limited by the uncertainty relating to the inaccuracy of the economic indexes and rates in question which could adversely affect our results of operations and financial conditions.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. As a result of this restructuring, the Argentine government announced that it had approximately US$129.2 billion in total gross public debt as of December 31, 2005. Certain bondholders that did not participate in that restructuring, mainly from the United States, Italy and Germany, filed legal actions against Argentina to collect on the defaulted bonds. Many of these proceedings are still pending as of this date and holdout creditors may initiate new suits in the future.

On January 3, 2006, Argentina repaid in full its debt of approximately US$9.8 billion with the IMF.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Central Bank in an amount equal to approximately US$6.5 billion. However, as of the date of this Annual Report, the National Government has not yet cancelled such debt. In late 2010, Argentina´s government announced a new round of negotiations with the Paris Club to cancel such debt, which then totaled approximately US$8.0 billion, without the intervention of the IMF.

 In addition, foreign shareholders of several Argentine companies have filed claims before the International Center for the Settlement of Investment Disputes (“ICSID”) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, the ICSID tribunals have issued several awards against Argentina. Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently final.These decisions required the Argentine government to pay U.S. $133.2 million, U.S. $165.2 million and U.S. $105 million, respectively. As of the date of this annual report, Argentina has not paid the amounts referred to above.

On April 30, 2010, Argentina launched a new debt exchange to holders of the securities issued in the 2005 debt exchange and to holders of the securities that were eligible to participate in the 2005 debt exchange (other than brady bonds) to exchange such debt for new securities and, in certain cases, a cash payment. As a result of the 2005 and 2010 exchange offers, Argentina restructured over 91% of the defaulted debt eligible for the 2005 and 2010 exchange offers. The creditors who did not participate in the 2005 or 2010 exchange offers may continue their pursuit of a legal action against Argentina for the recovery of debt, which could adversely affect Argentina’s access to the international capital markets.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness. Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has taken any significant steps towards adopting such legislation, we can make no assurance that the enactment of new legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

In April 2010, a Court of New York granted an attachment over reserves of the Argentine Central Bank in the United States requested by creditors of Argentina on the basis that the Central Bank was its alter ego. In July 2011, an appeals court reserved that ruling, stating that the assets of the Central Bank were protected by law. Plaintiffs have petitioned the United States Supreme Court to review the appeals court decision and, as of the date of this annual report, the United State Supreme Court has not addresed the case. As a result of Argentina’s default and its aftermath the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations. Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth.

Significant fluctuation in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

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

On the other hand, a substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. Dollar negatively impacts the financial condition of entities whose foreign currency denominated assets exceed their foreign currency-denominated liabilities, such as us. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. The appreciation of the Peso against the U.S. Dollar could have an adverse effect on the Argentine economy and our business.

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

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred approximately Ps.94.4 billion (US$29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension funds, or “AFJPs”) to the social security agency (“ANSES”) managed by the National State.

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

AFJPs were the largest participants in the country’s local capital markets, leading the group of institutional investors. With the nationalization of their assets, the dynamics of the local capital markets changed due to the decrease in their number, becoming a concentrated group. In addition, the government became a significant shareholder in many of the country’s publicly-held companies. Pursuant to current regulations, ANSES may exercise the voting rights corresponding to its respective shares, which could eventually result in uncertain consequences. The nationalization of the AFJP has adversely affected investors’ confidence in Argentina, which may impact our ability to undertake access to the capital market in the future.

The nationalization of the AFJP has adversely affected investors’ confidence in Argentina, which may impact our ability to undertake access to the capital market in the future.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. On June 2005, the government issued decree No. 616/2005, which established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. On October 2011, new exchange controls measures that restrict foreign exchange inflows and outflows of capital have been implemented, among them it was established as a requirement for the repatriation of the direct investment of the non-resident (purchase of shares of local companies and real estate), the demonstration of the income of the currency and its settlement in the single free exchange market “Mercado Único y Libre de Cambios”. This measure increases the cost of obtaining foreign funds and limits access to such financing. Additionally, in July 2012, the Central Bank issued Communication “A” 5318, that among others, suspended the access to the “Mercado Único y Libre de Cambios” by residents for the formation of off-shore assets without a specific allocation.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained. For more information, please see Item 10 (d) “Exchange Controls”.

Rural Land Law

On December 22, 2011 Congress passed a new law to protect the ownership and sovereignty of rural areas of Argentina (the " Ley de  Tierras Rurales" or “Rural Land Law”).

The Rural Land Law sets limits to the domain of rural land by foreign individuals or legal entities ("Foreign Persons"), setting a maximum allowable percentage of ownership for foreigners of 20% in the rural areas of Argentina.

Additionally, only 30% of the aforementioned 20% above mentioned may be held by Foreign Persons of the same nationality, and from the date of enactment of the Rural Land Act, any foreign person may own more than 1,000 hectares throughout Argentine territory. The Rural Land Law states that it will not affect any rights previously acquired by Foreign Persons.

For the purposes of the Rural Land Law, the definition of foreign person includes Argentine companies in which a percentage higher than 51% of the outstanding capital stock is owned by foreign individuals or legal entities, or lower rates if the entity meets the proportions necessary to form the social will. The following also fall within the definition of Foreign Person (among others): a) entities controlled by a percentage greater than 25% by a foreign company (or regardless of participation) when such company holds enough votes to form the social will of that company; b) companies that issued convertible notes, where a Foreign Person may exert over 25% of the voting power necessary to form the social will; c) transfers for trusts whose beneficiaries are persons foreign in a percentage higher than 25%, d) joint ventures, holding companies and any other legal persons present or in the future, and e) foreign legal persons under public law.

On February 29, 2012,  Decree 274/12 was published and it, which regulates the Rural Land Law. The Decree established a deadline of 60 days to the provinces to report the total area of their departments, municipalities or political divisions equivalent discriminating rural and urban land and rural properties owned by foreign individuals or legal entities.  Additionally, provinces should report the complete list of foreign companies registered at their jurisdiction. The decree  also provides that foreign holders must report their holdings within 180 days from the date of enactment of regulations in the National Register of Rural Land.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. If similar restrictions are enacted by the Argentine government or the Central Bank in the future, it could have an adverse effect on our business.

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

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are not beyond our control. We cannot assure you that property values increase or that they will not be reduced. Many of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina would materially affect our business.

The stability of the Argentine banking system is uncertain.

During 2001 and the first half of 2002, a significant amount of deposits were withdrawn from Argentine financial institutions largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain Peso-Dollar parity in the context of its solvency crisis.

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

The Argentine economy could be adversely affected by economic developments in other global markets

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil and/or countries that have influence over world economic cycles, such as the United States. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

Moreover, several European Union members have been obliged recently to reduce their public expenditures due to their high indebtedness rates, which had negatively impacted the Euro zone’s economy. Japan has also announced that it will cut fiscal expenditures. Since 2008, crisis “sub-prime” in the United States and the recent economic recession and fiscal deficit experienced in certain European countries caused an economic slowdown in the world’s principal economies. Recently, the possibility of a Greek or some Eurozone countries default has increased market volatility and it can complicate financing access a decline in global economic activity.

After acknowledging difficulties to meet payment of its public debt, the accounts of Greece were put under the supervision of the European Union. Mainly due to fears of contagion and to the drastic decline in Greece’s public debt ratings, the European Union, together with the International Monetary Fund, designed a plan of aid for Greece involving the supply of approximately 110 billion Euros. This contribution was granted based on the adjustment plan approved by the European Union for Greece, which included pay cuts for civil servants, pensions and retirement reductions, and significant increases in taxes. This led to widespread rioting in the streets.
Portugal, Germany and the UK have made similar adjustments in all areas to prevent further deterioration of their accounts. More recently, Ireland has adopted similar measures, and on June 2012, the Eurogroup agreed to lend Spain up to 100 billion euros to shore up its teetering banks (while at the same time was negotiating additional rescue packages with the IMF). Notwithstanding these measures, it is unclear what consequences there would be in the global financial system if any of the major global financial institutions became insolvent, or what effects such a situation might have on the rest of the financial system.

The current global economic condition may have significant long-term effects on Latin America and Argentina, mainly reflected in the lack of access to international credit, reduced demand for Argentine exports, and significant reductions in foreign direct investment. The realization of any or all of these risk factors, as well as events that may arise in the main regional partners, including members of Mercosur, could have a material adverse effect on the Argentine economy and, indirectly, on our operations, business, and results of our operations.

If prices for Argentina’s main commodity exports decline, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the financial crisis in 2001 and 2002 has depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybeans. High commodity prices have contributed significantly to government revenues from taxes on exports. Fluctuations in prices for commodities exported by Argentina and a significant increase in the value of the Peso (in real terms) may reduce Argentina’s competitiveness and significantly affect the country’s exports. A decrease in exports could affect Argentina’s economy have a material adverse effect on public finances due to a loss of tax revenues, cause an imbalance in the country’s exchange market which, in turn, could lead to increased volatility with respect to the exchange rate. In addition, and more importantly in the short term, a significant appreciation of the Peso could materially reduce the Argentine government’s revenues in real terms and affect its ability to make payments on its debt obligations, as these revenues are heavily derived from export taxes (withholdings). This could worsen the financial condition of the Argentine public sector, which could materially and adversely affect the Argentine economy, as well as our financial condition and operating results.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of gas and electricity tariffs in Argentina, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase.

The federal government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production and transportation capacity and energy generation and transportation capacity over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed which may have a significant adverse effect on our business.

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

Our operations in Brazil may be adversely affected by changes in public policy at federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

•	fluctuation in exchange rates in Brazil;
•	monetary policy;
•	exchange controls and restrictions on remittances outside Brazil, such as those which were imposed on such remittances (including dividends) in 1989 and early 1990;
•	inflation in Brazil;
•	interest rates;
•	liquidity of the Brazilian financial, capital and lending markets;
•	fiscal policy and tax regime in Brazil; and
•	other political, social and economic developments in or affecting Brazil.

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

Brazil has experienced high and generally unpredictable rates of inflation in the past. Inflation itself, as well as governmental policies to combat inflation, has had significant negative effects on the Brazilian economy in general. Inflation, government efforts to control inflation and public speculation about future governmental actions have had, and can be expected to continue to have, significant impact on the Brazilian economy and on our operations in Brazil. As measured by the Brazilian Índice Nacional de Preços ao Consumidor (National Consumer Price Index), or INPC, inflation in Brazil was 5.2%, 6.5%, 3.5%,6.5% and 6,1% in 2007, 2008, 2009, 2010 and 2011, respectively. We cannot assure you that levels of inflation in Brazil will not increase in future years having a material adverse effect on our business, on the financial condition or, the results of operations. Inflationary pressures may lead to government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of BrasilAgro.

The Brazilian real is subject to depreciation and exchange rate volatility which could adversely affect our financial condition and results of operations.

Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the exchange rate between the real and the U.S. dollar. As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. During 2007, 2008, 2009, 2010 and 2011, the real appreciated 16.5%, (30.1%), 24.9% , 4.6% and (13,3)%,  respectively, against the U.S. dollar. In the six months ended June 30, 2012,  the real depreciated 7,4% against the U.S. dollar. There can be no assurance that the rate of exchange between the real and the dollar will not fluctuate significantly in the future. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

Depreciation of the real relative to the U.S. dollar may increase the cost of servicing foreign currency-denominated debt that our subsidiary may incur in the future, which could adversely affect our financial condition and results of operations. In addition, depreciation of the real creates additional inflationary pressures in Brazil that may adversely affect our results of operations. Depreciation generally curtails access to international capital markets and may prompt government intervention. It also reduces the U.S. dollar value of BrasilAgro’s revenues, distributions and dividends, and the U.S. dollar equivalent of the market price of our common shares. On the other hand, the appreciation of the real against the U.S. dollar may lead to the deterioration of Brazil’s public accounts and balance of payments, as well as to lower economic growth from exports, which could impact the results of our subsidiary BrasilAgro.

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

We made investments in farmland in Argentina, Brazil, Paraguay and Bolivia and we may possibly make investments in other countries in and outside Latin America. Because demand for livestock and agricultural products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations are, to a considerable extent, dependent upon political and economic conditions prevailing from time to time in the countries where we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Certain countries have experienced severe economic crises, which may still have future effects. As a result, governments may not have the financial resources necessary to implement reforms and foster growth. Any of these adverse economic conditions could have a material adverse effect on our business.

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

An eventual reduction of foreign investment in any of the countries where we operate may have a negative impact on such country’s economy, affecting interest rates and the ability of companies to access financial markets.

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

In addition, we may be subject to exchange control regulations in these Latin American countries which might restrict our ability to convert local currencies into U.S. dollars.

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

Land in Latin American countries may be subject to expropriation or occupation.

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

We may invest in countries other than Argentina and Brazil and cannot give you any assurance as to the countries in which we will ultimately invest, and we could fail to list all risk factors for each possible country.

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

 According to the United States Department of Agriculture (“USDA”) estimates, Argentina’s crops output (wheat, corn and soybean) for the 2013/2012 season are expected to be slightly better than in the previous cycle. Also according to the USDA, the area sown with soybean will be equivalent to that of the previous cycle, but has estimated soybean output for the 2012/2013 season  will be 55 million tons, a 14 million ton increase from the previous season. Regarding corn production USDA reduced its estimates by 4 million tons by poor yields of the current season and the loss of crops.

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

We may be exposed to material losses due to volatile crop prices since a significant portion of our production is not hedged, and exposed to crop price risk.

Due to the fact that we do not have all of our crops hedged, we are unable to have minimum price guarantees for all of our production and are therefore exposed to significant risks associated with the level and volatility of crop prices. We are subject to fluctuations in crop prices which could result in receiving a lower price for our crops than our production cost. We are also subject to exchange rate risks related to our crops that are hedged, because our futures and options positions are valued in U.S. dollars, and thus are subject to exchange rate risk.

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

The international credit crisis could have a negative impact on our major customers which in turn could materially adversely affect our results of operations and liquidity.

The international credit crisis had a significant negative impact on businesses around the world. Although we believe that available borrowing capacity under the current conditions and proceeds resulting from potential farm sales will provide us with sufficient liquidity through the current economic environment, the impact of the crisis on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

Though our cattle sales are diversified, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales. In fiscal year 2012, we sold our products to approximately 492 customers. Sales of agricultural products to our ten largest customers represented approximately 43% of our net sales for the fiscal year ended June 30, 2012. Our biggest three customers are Bunge Alimentos S.A., Brenco Companhia Brasileira de Energia Renovável and Molinos Río de la Plata S.A., represented, in the aggregate, approximately 60% of our net sales in agricultural products, while the remaining seven customers in the aggregate represented approximately 15% of our net sales in fiscal year 2012.

In addition, we currently sell our entire raw milk production to one customer in Argentina, Mastellone Hnos. S.A. For the year ended June 30, 2012, these sales represented approximately 2.5% of our total revenues. There can be no assurance that this customer will continue to purchase our entire raw milk production or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future.

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

As of June 30, 2012, Mr. Eduardo S. Elsztain, was the beneficial owner of 38.79% (on a fully diluted basis) of our common shares. As a result of his significant influence over us, Mr. Elsztain, by virtue of his position in IFISA, has been able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and our payment of dividends by us.

The interests of our principal shareholder and management may differ from, and could conflict with, those of our other shareholders. Pursuant to a consulting agreement we pay a management fee equal to 10% of our annual net income to Consultores Asset Management S.A., formerly known as Dolphin Fund Management S.A. (“Consultores Asset Management”), a company whose capital stock is 85% owned by Eduardo Elsztain and 15% owned by Saúl Zang, the first vice-chairman of our board of directors. This performance based fee could be viewed as an incentive for Consultores Asset Management to favor riskier or more speculative investments than would otherwise be the case. In addition, as of June 30, 2012 Mr. Elsztain was the beneficial owner, due to his indirect shareholding through us of 66.1% of the common shares of IRSA, an Argentine company that currently owns approximately 95.6% of the common shares of its subsidiary Alto Palermo Sociedad Anónima (APSA) (“Alto Palermo” or “APSA”) whose chief executive officer is Mr. Alejandro G. Elsztain, Mr. Eduardo Elsztain’s brother and our chief executive officer. We cannot assure you that our principal shareholders will not cause us to forego business opportunities that their affiliates may pursue or to pursue other opportunities that may not be in our interest, all of which may adversely affect our business, results of operations and financial condition and the value of our common shares and the ADSs.

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

We consolidated our financial statements with our affiliate BrasilAgro. BrasilAgro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. BrasilAgro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). BrasilAgro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. BrasilAgro’s business strategy may not be successful, and if not successful, BrasilAgro may be unable to successfully modify its strategy. BrasilAgro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in BrasilAgro, this would likely materially and adversely affect our business. As of June 30, 2012, we owned 39.64% of the outstanding common shares of BrasilAgro.

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

As of June 30, 2012, we owned land reserves extending over more than 350,063 hectares that were purchased at very attractive prices. In addition, we have a concession over 109,617 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

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

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) which requires that companies under the supervision of the Comisión Nacional de Valores to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are the Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District. On April 25, 2009, the CPCECABA approved Resolution No. 26. The Comisión Nacional de Valores issued Resolution No. 562/09, as amended by Resolution 576/10 formally adopting application of Resolution No. 26 to its regulated entities for fiscal years beginning on January 1, 2012.  We will be required to prepare our financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended June 30, 2012. On April 29, 2010, our Board of Directors approved a plan for implementing IFRS. We are in the early stages of completing a diagnosis of the principal differences between Argentine GAAP and IFRS.

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

In recent years we made a significant minority investment in the capital stock of IRSA, an Argentine company engaged in a range of real estate activities. As of June 30, 2012, we owned approximately 64.2% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act.  As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The United States capital markets have historically been an important source of funding for us, and our future financing ability may be adversely affected by a lack of access to the United States capital markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

In addition, IRSA may face contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31 and 32 under Law No. 20,744), which provide for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services, and sign indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, several court rulings in recent years have denied the existence of independence in those labor relationships and declared joint and several liabilities for both companies.

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

IRSA had, and expects to continue to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2012, IRSA’s consolidated financial debt was Ps. 2,642 million (including short-term and long-term debt, accrued interest and deferred financing costs).

Although IRSA is generating sufficient funds from operating cash flows to satisfy its debt service requirements and its capacity to obtain new financing is adequate given the current availability of credit lines with the banks, IRSA cannot assure you that it will maintain such cash flow and adequate financial capacity in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. In addition, the recent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these circumstances last.

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

If certain of IRSA’s most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if it simply failed to retain its patronage, IRSA’s business could be adversely affected. IRSA’s shopping centers and, to a lesser extent, its office buildings are typically anchored by significant tenants, such as well-known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at IRSA’s shopping centers or office buildings could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on its financial condition and results of operations. The closing of one or more significant tenants may induce other major tenants of an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of one or more significant tenants, if IRSA is not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

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

The principal properties of IRSA are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of their revenues are derived from such properties. For both its fiscal years ended June 30, 2010 and 2011, approximately 88% and 85% of IRSA’s consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires, it expects to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on its financial condition and results of operations.

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

Since August 2009 IRSA acquired and subsequently sold part of it’s equity interests in Hersha, therefore, as of June 30, 2012 IRSA’s share was 9.13%. Hersha’s main assets are hotels, most of them located on the east coast of the United States. As of June 30, 2012, Hersha was the holder of an indirect controlling interest in 56 hotels. For more information on Hersha, see "Business-International ".

In December 2010, IRSA, through Rigby 183 LLC, in which it indirectly holds a 49% equity interest through IMadison LLC, jointly with other partners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. On August 31, 2012, IRSA agreed to purchase to Rigby Madison LLC’s the 33.36% equity interest it holds in Rigby 183 LLC. As a result of this transaccion IRSA interest in Rigby 183 will increase to 82.36% of its capital stock. For more information on Rigby, see“Recent Development”.

In March 2012, IRSA, through its subsidiary Real Estate Strategies, L.P., in which it holds a 66.8% interest, consummated the transaction for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (SHI) in an aggregate amount of US$ 30,000,000.  Such preferred shares will bear an annual 6.25% preferred dividend and will carry the same voting rights as common shares. For more information on Supertel, see "Business-International ".

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

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the above mentioned criminal procedure that on February 23, 2011, it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. IRSA cannot give any assurance that it will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps. 54.3 million, as of June 30, 2012, would be lost.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

IRSA develops and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, in our Shopping Center segment, as of June 30, 2012, IRSA owned approximately 95.6% of Alto Palermo. Through its subsidiary Alto Palermo, we own 80% of Panamerican Mall S.A., while another 20% is owned by Centro Comercial Panamericano S.A. In our Development and Sale of Properties segment, we have ownership of 50% in Puerto Retiro. In addition we have a 100% stake in Solares de Santa María S.A. In our Hotel segment, we own 50% of the Llao Llao Hotel, while the other 50% is owned by the Sutton Group. We own 80% of the Hotel Libertador, Hoteles Sheraton de Argentina S.A. owns 20%. We own 76.34% of Hotel Intercontinental. In the Financial Operations and others segment, we own approximately 29.77% of Banco Hipotecario, while the Argentine government has a controlling interest in it. Finally, IRSA owns a 49% interest in Metropolitan. 49% in a building located at Madison Avenue in New York and 9.3% in Hersha (as of the date of this annual report our interest in Hersha amounts to 8.12%. For more information please see “Recent Development”) and holds voting rights in respect of a 34% interest in Supertel Hospitality Inc. For more information please see “Recent Developments”.

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

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through us. As of June 30, 2012, such beneficial ownership consisted of: (i) 371,517,973 shares held by us, (ii) 8,998,030 common shares beneficially owned by Inversiones Financieras del Sur S.A., (iii) 628,070 shares held by Consultores Assets Management S.A., and (iv) 1,218,600 shares held directly by Mr. Elsztain.

Conflicts of interest between our management, IRSA and its affiliates may arise in the performance of IRSA’S business activities. As of June 30, 2012, Mr. Elsztain also beneficially owned (i) approximately 37.7% of our common shares and (ii) approximately 95.6% of the common shares of our subsidiary Alto Palermo. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest in IRSA’s interest.

Due to the currency mismatches between IRSA’s assets and liabilities, it has significant currency exposure.

As of June 30, 2012, the majority of its liabilities, such as IRSA’s 8.5% and 11.5% notes due 2017 and 2020 respectively, Alto Palermo’s Series I Notes and Alto Palermo’s convertible notes are denominated in U.S. Dollars, while a significant portion of IRSA’s revenues and assets as of June 30, 2011, are denominated in Pesos. This currency gap exposes IRSA to a risk of exchange rate volatility, which would negatively affect its financial results if the Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of IRSA’s debt in Pesos, with further adverse effects on its results of operation and financial condition and may increase the collection risk of its leases and other receivables from its tenants and mortgage debtors, most of whom have Peso-denominated revenues.

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

As of June 30, 2012, IRSA owned approximately 29.77% of the outstanding capital stock of Banco Hipotecario (without considering treasury shares) which represented 15.51% of our consolidated assets as of such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina.

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

Historically, Banco Hipotecario has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on Banco Hipotecario than on its more diversified competitors. Due to its historic concentration in this recession-sensitive sector, Banco Hipotecario is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on demand for new mortgage loans and the asset quality of outstanding mortgage loans. In addition, a number of governmental measures that apply to the financial sector have had a material adverse effect particularly on Banco Hipotecario, impairing its financial condition. Please see “Legislation limiting Banco Hipotecario’s ability to foreclose on mortgaged collateral may have an adverse effect on it”.

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

In accordance with Emergency Executive Branch Decree No. 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the Coeficiente de Estabilización de Referencia (“CER”) a consumer price inflation coefficient. On May 6, 2002, the Executive Branch issued a Executive Branch Decree providing that mortgages originally denominated in U.S. Dollars and converted into Pesos pursuant to Executive Branch Decree No. 214/2002 and mortgages on property constituting a borrower’s sole family residence may be adjusted for inflation only pursuant to a coefficient based on salary variation, the CVS, which during 2002 was significantly less than inflation as measured by the wholesale price index, or WPI. As a result, only 10% of Banco Hipotecario’s mortgage loans are adjusted for inflation in accordance with the CER, 30% are adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, pursuant to Law No. 25,796, Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgages loans. During 2005, the CER increased to 11.75% and the WPI 10.7%, while in 2006 the CER and WPI increased 10.3% and 7.1%, respectively. In 2008, 2009, 2010 and 2011, CER increased 7.9%, 6.9%, 11.0% and 9.5% respectively, and WPI increased 8.8%, 10.3%, 14.6% and 12.7%, respectively. As of June 30, 2012 CER increased 5.1% and the WPI 7.5%.

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

On November 29, 2006, Law No. 26,177 created the Unidad de Reestructuración, a government agency responsible for the revision of each of the mortgage loans granted by the state-owned Banco Hipotecario Nacional, the predecessor of Banco Hipotecario, before the enactment of the Convertibility Law in 1991. The Unidad de Reestructuración was authorized to make non-binding recommendations to facilitate the restructuring of such mortgage loans. The Unidad de Reestructuración submitted a proposal to the National Congress recommending forgiveness or other write-off of such loans, extensions of their scheduled maturities or other subsidies that were capable of adversely affecting Banco Hipotecario’s ability to foreclose on such mortgage loans. On November 21, 2007, the National Congress enacted Law No. 26,313, establishing a procedure for the restructuring of certain mortgage loans made by its predecessor, the former Banco Hipotecario Nacional. Law No. 26,313 restructures the affected loans by recalculating and reducing their unpaid balance (which had been previously restructured pursuant to a prior law). In December 2008, the applicability of Law No. 26,313 was limited to certain of Banco Hipotecario’s mortgage loans made prior to April 1, 1991 to finance the construction of residential complexes which as of December 31, 2008, had been delinquent since November 2007 or earlier. Therefore, 16,443 loans started to be recalculated, 7,283 of which are in force as of June 30, 2012 amounting to approximately Ps. 213,817. The bank considers that it has sufficient allowances for loan losses to face any possible negative effect resulting from the involved portfolio.

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

As a result of Banco Hipotecario’s strategy to diversify its banking operations and develop retail and other non-mortgage banking activities, in recent years its portfolio of non-mortgage loans has grown rapidly. During the period between June 30, 2011 and June 30, 2012, Banco Hipotecario’s portfolio of non-mortgage loans increased 62.0% from Ps.908.4 million to Ps.712.0 million. A substantial portion of its portfolio of non-mortgage loans consists of loans to low- and middle-income individuals and, to a lesser extent, middle-market companies. These individuals and companies are likely to be more seriously affected by adverse developments in the Argentine economy than high income individuals and large corporations. Consequently, in the future Banco Hipotecario may experience higher levels of past due non-mortgage loans that would likely result in increased provisions for loan losses. In addition, large-scale lending to low- and middle-income individuals and middle-market companies is a new business activity for Banco Hipotecario, and as a result its experience and loan-loss data for such loans are necessarily limited. Therefore, IRSA cannot assure you that the levels of past due non-mortgage loans and resulting charge-offs will not increase materially in the future.

Given the current valuation criteria of the Central Bank for the recording of government securities on Banco Hipotecario’s balance sheets, its most recent financial statements may not be indicative of its current financial condition.

Banco Hipotecario prepares its financial statements in accordance with Central Bank GAAP which differ in certain material respects from Argentine GAAP. As of June 30, 2012 there are included securities that were not valued according to Argentine GAAP equivalent to Ps. 647.6 million. The impact of valuing these securities in accordance with Argentine GAAP results in a decrease in net assets of Ps. 7.5 million at June 30, 2012.

Due to interest rate and currency mismatches of its assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2012, Banco Hipotecario’s foreign currency-denominated liabilities exceeded its foreign-currency-denominated assets by approximately US$ 204.9 million. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not appreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

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

From time to time, Banco Hipotecario has recently considered certain possible acquisitions or business combinations, and Banco Hipotecario expects to continue considering acquisitions that it believes offer attractive opportunities and are consistent with its business strategy. IRSA cannot assure, however, that Banco Hipotecario will be able to identify suitable acquisition candidates or that Banco Hipotecario will be able to acquire promising target financial institutions on favorable terms. Additionally, its ability to obtain the desired effects of past and future acquisitions will depend in part on its ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:

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

The ADSs are freely transferable under U.S. securities laws, including shares sold to our affiliates. Inversiones Financieras del Sur S.A., which as of June 30, 2012, owned approximately 37.69% of our common shares (on a fully diluted basis) (or approximately 189,051,574 common shares which may be exchanged for an aggregate of 18,905,157 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

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

Based on the current composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2012, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as additional reporting requirements. See ‘‘Taxation–United States Taxation–Passive Foreign Investment Company Rules’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self−dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.

Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries.  For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

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

In March 2008 we concluded a capital increase of 180 million common shares. As a result, 180 million shares offered at the subscription price of US$ 1.60 or Ps.5.0528 per share was fully subscribed, both locally and internationally. In addition, each shareholder received, without additional cost, one warrant for each share subscribed. See  Item 9 “The offer and listing - Offer and listing details - Stock Exchanges in which our securities are listed”.

In line with our international expansion strategy, on September of 2005 we participated in the creation of BrasilAgro with the purpose of replicating our business model in Brazil. As of June 30, 2012 we were a direct holder of shares equivalent to 39.64% of BrasilAgro’s outstanding capital stock.

As of June 30, 2012, we have invested approximately Ps. 981.0 million to acquire our current 64.20% equity interest of IRSA. IRSA is one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers, credit cards and luxury hotels in Argentina. A majority of our directors are also directors of IRSA.

Purchase, sales and barter of properties

The following is a description of the most significant events in terms of acquisitions, divestitures, real estate barter transactions and other transactions which occurred during the years ended June 30, 2012, 2011 and 2010, divided between our agricultural and real estate businesses:

Fiscal Year Ended June 30, 2012

Agricultural Business

Acquisition and sale of land in the Republic of Bolivia

On March 2, 2012, we sold 1,194 hectares of the La Fon Fon property at a total amount of US$ 4.8 million, in respect of which, the payment of US$ 1.1 million has been received. The remaining balance will be paid in seven consecutive semi-annual installments, the next of which expires on November 30, 2012. The possession was granted on June 30, 2012.

    Sale of farm San Pedro

On September 28, 2011 BrasilAgro sold a farm known as “San Pedro”, a rural property located in the Municipio Chapadão do Céu – GO with a total surface of 2,447 hectares, 1,724 hectares of which are used for agricultural purposes, for the equivalent of R$ to 580,000 in soy seed bags. The sale is part of Brasilagro business strategy, and seeks to derive both income from agricultural production and gains from the sale of real estate property.

The purchaser made a down payment of R$ 2,250 (equal to Ps. 5,030) and 50,000 tons of soybean and on March 31, 2012 it paid the first installment of R$ 7,519 (equal to Ps.16,836 and 160,000 tons of soybean).The remaining balance will be paid in four annual installments; each expiring on March 30 of each year, for a value equal to 92,500 sacks of soy each. The transaction amount was R$23.3 millions (equal to Ps. 59,8).

The property was acquired in September 2006 and the total invested amount for acquisition and development purposes was R$ 10 million.

As from September 30, 2011, in view of the long-term nature of the receivables, we expect to assess the value of receivables based on the future market price of soy on each installment payment date (or else based on estimates and quotes from "brokers" when there is no pricing in the futures market on the payment due date) and to determine the exchange rate US$/R$ on that same date (insofar as the soy futures price is denominated in US Dollars), so that the resulting value is then discounted to its net present value by using a rate of 8.28% as of June 30, 2012.

The outstanding balance receivable, adjusted based on the present value of proceeds for fiscal year ended June 30, 2012 amounts to R$ 4,358 (equal to Ps. 9,758).

Real Estate Business

Sale of a lot to Gensar S.A.

On September 22, 2011, APSA through its subsidiary Shopping Neuquén S.A. agreed to assign, sell and transfer to Gensar S.A. a lot designated as Lot H with all the fixtures, buildings, and improvements bound to the soil. This lot is part of the property facing Doctor Ramon St. unnumbered, and the National Road Nº 7, located in the City of Neuquén, Province of Neuquén, Argentina, Department of Confluencia, First section, with a total area of 14,792 meters and 68 square decimeters, for the agreed total price of US$0.4 million, paid in cash.

The property will be transferred on the condition that the buyer utilized it to construct and operate a supermarket at its own cost and expense, in accordance with the terms and conditions agreed upon with the Municipality of Neuquén.

Barter with Condominios del Alto S.A

On December 28, 2011, APSA and Condominios del Alto S.A. signed a deed by means of which Condominios del Alto S.A. transferred the units committed in favour of APSA, thus settling the consideration to be fulfilled by Condominios del Alto S.A.

Paraná plot of land

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party had evidenced with a certified copy to the buying party that the real estate was not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electro duct administrative easement in favor of EDEER S.A..

On June 29 2012, the parties agreed to extend the term for the grant of the deed transferring ownership, within sixty (60) consecutive days as from the date the seller provides the reliable notification mentioned before.

At the date of issuance of these financial statements, the grant of the deed transferring ownership is pending.

Acquisition of Soleil Factory Shopping Center Business

On August 3, 2011, INCSA granted the conveyance deed of the property to APSA.

The total price for this transaction was US$ 20.7 million. Out of this total, US$ 7.1 million were paid at the time of subscription of the purchase agreement, US$ 1 million at the time of recording the public deed, and the balance of US$ 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in seven annual and consecutive installments having matured the first installment on July 1, 2011. The capital will be settled with the last interest installment, or with the issuance of the title deed, whichever the later.

Additionally, APSA granted a first-grade privilege mortgage on the property in favor of INC S.A. to secure payment of the balance (US$ 12.6 million) plus interest.

The above is disclosed in the accounts Short and Long term Debt for its net present value.

        Furthermore, APSA signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán.

Fiscal Year Ended June 30, 2011

Agricultural Business

Sale of “La Juanita”

On September 3, 2010, we signed the title deed of sale of the “La Juanita” farm, located in the District of Trenque Lauquen, Province of Buenos Aires, with a surface of 4,302 hectares. The transaction was agreed for a total price of US$18 million, which has already been fully collected .

Expansion in the Republic of Bolivia and the Oriental Republic of Uruguay

In June 2011, we entered into a purchase agreements for two agricultural parcels located at Santa Cruz, Bolivia, with a total surface of 5,000 hectares, which will be used for agricultural exploitation:

(i) The first parcel has a surface of approximately 2,660 hectares for sugar cane exploitation purposes. The purchase price was US$8.4 million. Upon the execution of the purchase agreement, we paid 23.8% of the purchase price. During the months of July 2011, December 2011 and June 2012, US$ 2.0 million, US$ 1.4 million and US$ 1.4 million were paid, respectively. The remaining balance will be canceled in October 2012.

(ii) The second parcel has a surface of approximately 2,340 hectares for soybeans exploitation purposes. The purchase price was US$4.9 million. of this amount, US$ 3.7 million have already been paid and the balance will be paid in two semi-annual and consecutive installments, the first two installments paid in December 2011 and the last one will be paid in June 2013.

Transfer of title of both parcels will occur once the purchase price has been paid in full.

Additionally, we have agreed to sell a parcel with a surface of 910 hectares for US$3.64 million. We have been paid US$2.0 million of the purchase price and the balance will be paid in 3 consecutive semiannual installments, being the last installment in December 2013.

Real Estate Business

La Ribera Shopping – Santa Fe

APSA acquired 50% of the capital stock of Nuevo Puerto Santa Fe S.A., a corporation that leases a building in which La Ribera Shopping was built and currently operates, located at Dique I of the Santa Fe City’s Port. As it is a building under a concession agreement, the purchase of shares of Nuevo Puerto Santa Fe S.A. was subject to the condition that the Santa Fe Port Administration Office approved the change in the company’s capital stock and that the Santa Fe’s Lottery Retirement Fund (Caja de Previsión Social Lotería de Santa Fe) did not challenge it. The execution date of the documents was June 15th, 2011 and the final execution including the referred approval occurred during August 2011.

Acquisition of Soleil Factory shopping center business

On December 28, 2007, APSA and INC S.A. (“INCSA”) signed a letter of intent to acquire, build and manage a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was contingent upon the acquisition of the Soleil Factory shopping center.

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

According to the agreement, the deeds of title will be transferred within 60 days after the following conditions are fulfilled: (i) APSA obtains the required municipal permits, or (ii) the seller obtains the lot subdivision, whichever occurs later. None of these conditions have occurred as of the date of this annual report. On March 18, 2011, the Municipality of Paraná granted a pre-clearance to construct a shopping mall on the premises.

On December 29, 2011, possession of the property was granted, and a Minute was signed in which the parties agreed that the deed transferring ownership will be granted on June 30, 2012, or within sixty (60) calendar days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate may not be subject to any encumbrance, burden, limit or restriction to the ownership, except for the electro duct administrative easement in favor of EDEER S.A.

On June 29, 2012, the parties agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date in which the selling party evidences to the buying party with a certified copy that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the mentioned administrative easement.

The real estate is disclosed under the Fixed Assets line item.

Sale of Carlos Gardel plots of land

On May 18, 2010 APSA sold two plots of land located at Carlos Gardel Street Nos. 3128 and 3134 in the City of Buenos Aires for US$ 0.46 million, which was collected in full at year-end. On July 5, 2010 the deed of title was executed.

Sale of Rosario plots of land

On April 14, 2010, APSA sold the lot designated as “2A” of a parcel of land located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, and it was already paid in full as of June 30, 2011.

On May 3, 2010, APSA sold the lot designated as “2E” for US$ 1.4 million paid in full as of June 30, 2011.

On November 10, 2010, APSA sold the lot designated as “2F” for US$ 1.9 million, of which US$ 1.3 million was paid as on June 30, 2011 with the remaining balance collected on July 6, 2011.

On December 3, 2010, APSA sold the lots designated as “2B”, “2C” and “2D” for US$ 1.5 million each,  paid in full as of June 30, 2012.

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

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A., an unrelated third party developer, pursuant to which Gensar S.A. acquired the right to purchase one plot of land of the project adjacent to the place where the shopping center is being developed. Gensar S.A. agreed to construct and operate a hypermarket. Shopping Neuquén S.A. transferred possession of the land in April 2011. On September 16, 2011, the public deed for the property of the mentioned lot was granted in favor of Gensar S.A.

On November 22, 2011, Shopping Neuquén S.A. informed a change in the building plan for the shopping center, that will be constructed in one stage rather than the two-stage plan originally established, and accordingly filed a new schedule.

On June 4, 2012 Shopping Neuquén S.A. entered into an agreement with the Municipality whereby it agreed to build completely the Shopping Center in a single stage based on the new schedule which provides a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. This agreement was approved through Decree No. 0572 on June 8, 2012, which was issued by the Mayor of Neuquén City Hall.

In the case Shopping Neuquén S.A fails to comply with the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that it may consider necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality.

Barter agreement with TGLT S.A.

On October 13, 2010, APSA and TGLT S.A., a real estate developer in Argentina, entered into an exchange agreement in connection with a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires close to IRSA’s shopping center known as “Alto Palermo Shopping.” The property has a surface of 3,207 square meters and the purchase price was US$18.8 million. This transaction has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of IRSA’s main shopping center. As consideration, TGLT S.A. agreed to transfer to APSA (i) certain units to be determined, representing 17.33% of the aggregate surface of the units to be built, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces to be built, (iii) all the commercial parking spots and (iv) US$10.7 million, which were paid upon the execution of the purchase deed in favor of TGLT S.A. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. TGLT S.A. completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 therefore; the precedent condition for the transaction was fulfilled on that date. TGLT S.A. paid the US$10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Berutti plot of land was executed.

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

Fiscal Year Ended June 30, 2010

Agricultural Business

Expanding business into the Republic of Paraguay

On March 19, 2010, our subsidiary Cresca S.A. (“Cresca”) partially exercised the option granted by Carlos Casado S.A. to purchase 3,614 aditional hectares.

Pursuant to the terms of option agreement, Cresca paid Carlos Casado S.A. an aggregate purchase price of US$350 per hectare which amount to a total of US$1.3 million as follows: US$0.3 million was paid on March 23, 2010; US$0.5 million was paid on December 1, 2010 and US$0.5 million was paid on March 1, 2011.

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

Sale of properties in Rosario

On April 14, 2010, IRSA sold the lot designated as 2A of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, of which US$ 1.0 million was collected as of June 30, 2010.

  On May 3, 2010, IRSA sold the lot designated as 2E of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 1.4 million, of which US$ 0.3 million were collected as of June 30, 2010. The outstanding balance was paid as follows: (i) an amount of US$ 0.3 million due on September 30, 2010, upon transfer of the title deed and (ii) an amount of US$ 0.7 million, due on May 30, 2010 plus 14% interest, as from the transfer of the title deed.

Sale of buildings

IRSA sold 14,777 square meters of gross leasable area for Ps. 168.3 million in cash. These sales generated a profit of Ps. 115.4 million.

Formation of Companies

Fiscal year ended June 30, 2012

Agricultural Business

Purchase of additional warrants Brasilagro

During the last quarter of this fiscal year, we acquired 6,321 warrants pertaining to the First Issue of Brasilagro in a total amount of US$ 0.6 million.

As a result of the transactions described above, we hold direct title on:

-           23,160,450 shares equal to 39.64% of Brasilagro´s outstanding shares as of June 30, 2012, and

-           136,672 first issue warrants from Brasilagro and 130,351 second issue warrants from Brasilagro.

Brasilagro – Maeda

On September 22, 2011 Brasilagro executed an amendment to the ownership agreement of Jaborandi Ltd., whereby it assigns and transfers 1,766,038 of the shares in Jaborandi´s capital to Maeda. Following this transfer, Brasilagro holds 14,572,661 shares and Maeda 7,212,271 shares. This transaction led to an investment loss in Brasilagro's results of operations of R$ 1,135 (equal to Ps. 2,690). On that same date, a decision was made to reduce the capital stock by R$ 12,508 (or Ps. 28,369) by means of redemption and cancellation of 12,508,586 shares. Of this total, R$ 7,775 (or Ps. 17,634) result from a capital reduction to offset against retained deficit by Brasilagro while R$ 4,733 (or Ps. 10,735) were repaid to Brasilagro for they related to capital in excess in relation to Brasilagro’s purpose. Consequently, the capital stock of Jaborandi Ltd. was increased to R$ 9,276 (or Ps. 21,039) and is composed of 9,276,346 shares, 50% of which are held by Brasilagro while the remaining 50% is held by Maeda, so that each shareholder would have a 50% stake in the company, that is, 4,638,173 shares.

On March 23, 2012, Brasilagro signed a new agreement with Maeda, the minority shareholder of Jaborandi Ltda. As a result, interest in BrasilAgro increased from 50% to 65.61%, while interest in Maeda decreased from 50% down to 34.39%.

The main terms of the agreement are as follows:

1.             An increase in capital in Jaborandi Ltda. The total amount paid up was R$ 25,055, of which R$ 19,701 were contributed through the capitalization of advances for future increases in capital already made by BrasilAgro (R$ 12,531) and Maeda (R$ 7,171), and R$ 5,354 were contributed in cash by BrasilAgro.

2.             Due to the non-performance of the business plan approved on September 22, 2011 and pursuant to the agreement between the parties, the holdings of Grupo Maeda in Jaborandi Ltda. were diluted proportionally to the contribution made.

3.             In conformity with the notice sent by BrasilAgro on December 5, 2011, Maeda has lost its right to exercise the warrants issued by the Company.

4.             The shareholder agreement of Jaborandi S.A. has been amended so that certain matters which required a special majority for approval, will now require only a simple majority of the voting capital if certain conditions are not met (e.g., if Maeda Group makes no capital contributions as committed within the agreed term).

On May 21, 2012, Brasilagro acquired Maeda’s equity interest in Jaborandi S.A. and Jaborandi Ltda. in the amount of R$ 8,152 and R$ 11,808 (equal to Ps. 19,622 and Ps. 28,457), respectively, thus reaching to a 99.99% interest in such companies. Brasilagro paid for the purchase price an outstanding balance of R$ 6,961 (equal to Ps. 16,776) owned by Maeda to Brasilagro under a borrowing agreement and R$ 12,999 (equal to Ps. 29,508) in cash. As a result of the acquisition of a stake in Jaborandi S.A. and Jaborandi Ltda., Brasilagro recorded goodwill in the amount of R$ 4,653 and R$ 1,132 (equal to Ps. 10,368 and Ps. 2,525).

As of the financial statements date, Brasilagro holds a 99.99% interest in Jaborandi S.A..

Purchase of Agro Managers S.A.’s shares

During January 2012, we acquired 492,758 common, registered, non-endorsable shares with a nominal value of Ps. 1 (one peso) each in the company Agro Managers S.A., equal to 23.53% of the share capital, at a price of US$ 0.26 million. Agro Managers is mainly engaged in investment business, and as of January 31, 2012, it holds a 0.24% shareholding in Brasilagro.

Additionally, on March 2, 2012 we acquired 488,271 common, registered, non-endorsable shares with a nominal value of Ps. 1 (one peso) each, equal to 23.31% of the share capital, at a price of US$ 0.26 million. As a result of such transaction, it holds a 46.84% interest as of this financial statement date.

Purchase of Cactus’s shares

On December 21, 2011, we acquired from Provemex Holdings LLC, (i) 2,243,421 common, registered, non-endorsable shares with a nominal value of Ps. 1 (one peso) each share of Cactus; and (ii) 5,303 common, registered, non-endorsable shares with a nominal value of Ps. 1 (one peso) each share of EAASA, and paid a total amount of US$ 1.4 million for them.

Furthermore, on that same date, we decided to capitalize the additional paid-in capital and receivables owed by Cactus in an amount of Ps. 36,653.

During this year, we have made irrevocable capital contributions to Cactus in the amount Ps. 18,867, which were fully capitalized.

As of June 30, 2012, we hold a 100% interest in Cactus.

Purchase of IRSA’s shares

During the current fiscal year, the we purchased 37,626,842 shares in IRSA, which represents 6.50% of the total outstanding shares, in a total amount of US$ 35.05 million. Thus, our intrest in IRSA is 64.20%.

Real Estate Business

Acquisition of Hersha Hospitality Trust´s shares (“Hersha")

On February 10, 2012, Hersha notified REIG its intention to exercise the call option to purchase 5,700,000 shares of Hersha granted in August 2009, pursuant to duly executed agreements. In furtherance thereof, Hersha has issued 2,521,561 shares, for which REIG has no obligation to pay any price. The value of the shares amounts to US$ 13.6 million.

As of June 30, 2012 IRSA´s direct and indirect interest in Hersha represents 9.13%. Shares acquired were valuated at its cost.

Contribution to the Don Mario S.G.R.

On June 29, 2012, the Company invested Ps. 10 million in Don Mario SGR, a Sociedad de Garantía Recíproca under Argentinean law. SGRs are legal entities in Argentina created to promote financing to small and medium sized entities (SMEs) and to reactivate the national economy. SGRs are funded through the contributions of investors who in turn obtain certain tax benefits for income tax purposes. SGRs act as guarantors to SMEs for the loans the SMEs receive from third party financial institutions. The funds received are generally invested by the SGR in time deposits. The Company received 5 shares for a nominal value of Ps. 0,005. These shares are symbolic and merely represent the Company’s right over its investment. These shares neither grant control nor significant influence over the actions of the entity. The Company must maintain the investment in the SGR for a minimum period of 2 years to make use of the tax benefit.

Acquisition of companies’ shares in the Oriental Republic of Uruguay

During the current fiscal year, IRSA purchased 100% of Efanur S.A.’s, Doneldon S.A.´s, Sedelor S.A.´s, Alafox S.A.´s and Codalis S.A.´s shares, companies constituted in the Oriental Republic of Uruguay.

Acquisition of shares of Bitania 26 S.A.

On December 12, 2011, Ritelco S.A. (100% subsidiary of IRSA) purchased 9,800,000 non-transferable nominative common shares, of one vote per share each, issued by the company Bitania 26 S.A., representative of 49% of its capital stock. Bitania 26 S.A. owns the hotel “Esplendor Savoy” in the city of Rosario. The amount of the transaction was set in US$ 5.0 million, which has been settled.

Acquisition of shares and warrants of Supertel Hospitality Inc. (“S.H.I.”)

In February 2012, IRSA, through its subsidiary Real Estate Strategies L.P., acquired 3 million preferred shares (“Supertel’s Preferred Shares”) and 30 million warrants (“Supertel’s Warrants) of Supertel for a total amount of US$ 30 million. Supertel is a Real Estate Investment Trust which focuses on medium-class hotels and long-term stays. Supertel controls approximately 101 hotels in 23 states of the United States of America, which are operated by different operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

Supertel’s Preferred Shares give the Group the right to receive fix cumulative dividends (i.e. 6.25% per annum) and are convertible into 30 million common shares at a fixed price of US$ 1 per common share. Subject to certain restrictions, they may be exercised in whole or in part at any time until February 2017 at the option of the Group. Supertel’s Preferred Shares give the Group the same political rights provided to holders of common shares, except for dividend distributions.

Supertel’s Warrants give the Group the right to acquire 30 million common shares of Supertel at a fixed price of US$ 1.20 per common share.  Subject to certain restrictions, they may be exercised in whole or in part at any time until February 2017 at the option of the Group.

As a holder of preferred shares, IRSA holds a voting power of approximately 34% in Supertel’s Shareholders Meetings. In addition, the Group has the power to design 4 out of 9 members of Supertel’s Board of Directors and participates in the decisions taken by the Executive Committee of Supertel with respect to the acquisition, disposal and management of real estate assets. However, under no circumstances, the Group can exceed a 34% interest in the share capital of Supertel and/or holds a voting power higher to 34% in Supertel’s Shareholders Meetings.

Even though the Group exercises significant influence over Supertel, neither Supertel’s Preferred Shares nor Supertel’s Warrants give the Group access to economic benefits associated with an ownership interest over Supertel (the Group does not hold any interest over the share capital of Supertel). Therefore, Supertel’s Preferred Shares and Supertel’s Warrants are accounted as financial assets.

Acquisition of APSA´s shares

During the fiscal year ended June 30, 2012, E-Commerce acquired through successive purchases 44,232 shares of APSA, for a total amount of Ps. 691, which represents a 0.035% of APSA’s capital stock. Following such acquisitions, for the fiscal year ended June 30, 2012, the direct and indirect interest of IRSA in APSA amounts to 95.61%.

Acquisition of additional shares of Arcos del Gourmet S.A.

On September 7, 2011,  APSA acquired an additional 8.185% interest in Arcos del Gourmet S.A. for US$1.75 million in cash consideration. As part of this acquisition, APSA renegotiated certain terms of the original acquisition agreement pursuant to which it will contribute 10% of each capital call required to avoid the minority shareholder's dilution. This obligation is capped at US$ 3.5 million and is recognized under selling financing is short-term and long-term debt.
Acquisition of shares of TGLT

During August 2011, APSA acquired 262,927 shares for a consideration of Ps. 2.6 million, reaching an 9.23% interest in TGLT S.A..

Acquisition of shares of Banco Hipotecario

During the last fiscal years and in the current fiscal year, IRSA has been conducting various purchase and sale transactions of Banco Hipotecario shares, as a result of which, as of June 30, 2012, IRSA’s equity interest in Banco Hipotecario is 29.77% of Banco Hipotecario ´s capital stock (without considering treasury shares).

Fiscal Year Ended June 30, 2011

Acquisition of additional interest and warrants of BrasilAgro

On October 20, and December 23, 2010, we executed with Tarpon an addendum to the Share Purchase Agreement dated April 28, 2010, under which we either directly or indirectly acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock and 64,000 warrants from the first issue and 64,000 warrants from the secondsIssue. Consequently, Cresud paid Rs. 25.2 million on October 20, 2010, Rs. 50.8 million on December 23, 2010, Rs. 52.5 million on April 27, 2011.

Consequently, we hold 20,883,916 shares or 39.64% of BrasilAgro’s capital stock as of June 30, 2012. It should be noted that the acquisition of these shares does not imply a change in the control over BrasilAgro.

Likewise, due to the transaction, we own directly and indirectly 168,902 BrasilAgro’s First Issuance Warrants and 168,902 BrasilAgro’s Second Issuance Warrants.

Following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E, we have consolidated our financial statements with BrasilAgro’s financial statements as of June 30, 2011.

Investment in Cactus Argentina S.A. (“Cactus”)

On December 23, 2010, we made a capital contribution of Ps. 16 million to Cactus. As a result, our direct interest increased to 80%. On that same date, Cactus’s Shareholders Meeting approved a capital increase of Ps. 6.9 million with an additional paid-in capital of Ps. 9.1 million.

Investment in Futuros y Opciones.com S.A. (“ FyO.Com”)

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

Real Estate Business

Acquisition of Unicity S.A. (“Unicity”)

In September 2010, IRSA acquired through E-Commerce Latina S.A. 100% of the stock capital of Unicity for the sum of US$ 2.5 million. Unicity capitalized its US$ 9.1 million debt with IRSA and IRSA received in exchange 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce S.A. the remaining 11.39%. As a result of this transaction, IRSA owns 100% of capital stock of Solares de Santa María.

Purchase of Banco de Crédito & Securitización (“BACS”) shares

On March 10, 2011, IRSA signed an stock purchase agreement with the International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million was paid at the closing of the transaction which took place on june 11, 2012.

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

Reorganization of Lipstick New York Building

In July 2008, we (through our subsidiaries) acquired a 30% interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), a Delaware-based limited liability company and ultimate parent company of Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”). The main asset of Metropolitan Leasehold is a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

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

In December 2010, the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basis points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

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

As a consequence of the reorganization, we have indirectly – through New Lipstick – increased our equity interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

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

Acquisition of shares of Torodur S.A. (“Torodur”)

On June 13, 2011, APSA acquired for a de minimis consideration a 100% interest in the capital stock of Torodur, a Uruguayan-based shell entity with no significant assets and/or operations. This entity was previously owned 98% by IRSA and the remaining 2% equally by Cam Communications LP (Bermudas), (formerly Elsztain Realty Partners Master Fund II LP), and Cam Communications LP (Delaware).

On June 15, 2011, Torodur acquired 16.66% of Nuevo Puerto Santa Fe S.A.’s shares for US$ 1.5 million.

Acquisition of shares of Metroshop S.A.(“Metroshop”)

On January 13, 2011, APSA purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop’s common capital stock. As of June 30, 2011 we hold 100% of Metroshop´s common capital stock. See the section Disposals for details on the disposal of the main assets of Metroshop.

Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, APSA acquired from Boldt S.A. and Inverama S.L., two unrelated companies, 50% interest in the capital stock of Nuevo Puerto Santa Fe S.A. (33.34% directly and 16.66% through Torodur), a company who acts as a lessee of a property built and operated as a shopping center in the port of the city of Santa Fe, Province of Santa Fe.

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

Fiscal Year Ended June 30, 2010

Real Estate Business

Acquisition of Hersha

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

Acquisition of Torodur

In May 2010, we acquired Torodur’s, a shell company located in Uruguay, for de minimis consideration.

Acquisition of shares of  Arcos del Gourmet S.A. (“Arcos”)

On November 27, 2009, APSA exercised the option and completed the acquisition of 80% of Arcos common stock for an aggregate purchase price of US$ 6.5 million, of which US$ 3.1 million was paid as of June 30, 2010. The remaining balance will be paid as follows: (i) US$ 2.0 million in two equal annual installments due on the second and third anniversary of the acquisition date and (ii) US$ 1.4 million at the time of executing the share subscription agreements.

As customary for this type of transactions, we consulted with the National Antitrust Commission about the need to report the acquisition, which is still pending a response.

On February 17, 2010, the shareholders of Arcos approved a capital increase of US$ 2.7 million, equivalent to Ps. 10.4 million, of which we contributed Ps. 8.3 million.

On June 25, 2010, APSA and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$1.4 million, of which US$ 0.4 million was paid as of the date of this annual report. The option expires on April 30, 2011 and is subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which we have a preemptive right.

Capital Expenditures

Our capital expenditures totaled Ps. 282.4 million, Ps. 2,146.6 million, and Ps. 216.6 million for the fiscal years ended on June 30, 2012, 2011 and 2010, including other property and equipment acquired in business combinations. Our capital expenditures consisted in the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, completion of building a shopping center, construction of real estate and acquisition of land reserves.

Our capital expenditures for the new fiscal year will depend on the prices of real estate, land for agriculture and cattle as well as the evolution of commodity prices.

Fiscal Year Ended June 30, 2012

During the fiscal year ended June 30, 2012, our investment in the real estate business totaled  Ps. 114.0 million of which (i) Ps.113.2 million are related to acquisitions and improvements of fixed assets, mainly due to (a) the acquisition of Nuevo Puerto Santa Fe S.A for Ps. 17.9 million, (b) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental for Ps. 1.3 million, Ps. 0.4 million and Ps.3.7 million, respectively, (c) work in progress and improvements in our shopping centers for Ps. 34.6 million and Ps.21.1 million, respectively, (d) improvements in our properties Catalinas Norte and Intercontinental for Ps. 6.2 million and Ps. 0.5 million, respectively, (e) work in progress in our properties Bouchard 710 and Maipu 1300 for Ps. 0.3 million and 0.3 million, respectively and (f) Ps. 19.0 million are related to advances for fixed assets, and (ii) Ps. 0.8 million in the acquisition of plots of land, mainly the Lujan plots of land (Ps. 0.8 million).

In addition, our main investments in the agricultural business during fiscal year 2012 were (i) Ps. 108.2 million for works in progress (including Ps. 13.0 million of works in progress of our subsidiary Brasil Agro, Ps. 68.6 million in land development, of which Ps. 55.1 million belong to Brasil Agro, Ps. 2.1 million in systems for chaneling and distributing water in the farms and Ps. 1.1 million in pens,), (ii) Ps. 14.4 million in buildings and constructions, (iii) Ps. 17.3 million in improvements in third parties buildings, (iv) Ps. 14.6 million in machinery, (v) Ps. 5.5 million in facilities, (vi) Ps. 4.5 million in vehicles, (vii) Ps. 1.6 million in computer equipment, communications and softwares, (viii) Ps. 1.6 million in furniture and fixtures and (ix) Ps. 0.5 million in equipment and tools.

Fiscal Year Ended June 30, 2011

For the year ended June 30, 2011, our investments in the real estate business totaled Ps. 967.1 million of which (i) Ps. 899.8 million related to the acquisition and improvements to fixed assets, mainly by (a) Ps.713.1 million related to the allocation of the purchase price paid for the acquisition of a additional interest in Alto Palermo, (b) the acquisition of goodwill Soleil Factory by Ps.41.7 million, (c) the acquisition of the San Martin plot of land for Ps.70.2 million, (d) units to be received (commercial garages) associated with the barter of Beruti plot of land for Ps.9.3 million, (e) completion of Dot Baires Shopping and construction of office building attached for Ps. 7.7 million, (f) improvements in our shopping centers for Ps. 9.5 million, and (g) improvements in our Hotels: Libertador Sheraton, Intercontinental and Llao Llao (Ps.4.6 million, Ps.2.2 million and 1.7 million, respectively) and (ii) Ps. 67.3 million in the acquisition of undeveloped land, of which Ps. 29.6 million correspond to the allocation of the purchase price paid for 50% of Liveck S.A. (Zetol and Vista al Muelle plots of land), Ps. 18.1 million correspond to the allocation of the price paid for the acquisition of Unicity (10% additional Santa María del Plata), Ps. 12.9 million to the allocation of the purchase price paid for an additional stake in APSA, and Ps. 6.7 million allocation of the price paid for the goodwill of Soleil Factory (construction rights).

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

Recent Developments

Agreement with EAASA

On July 24, 2012, EAASA reached an agreement with the Meat Sector Union of La Pampa, the provincial government and the National government to resume production in the plant upon the following terms and conditions:

·	a commitment to provide a subsidy of at least Ps. 1,200 for each employee who earns less than Ps. 10,000 per month;
·
the commitment of the Government of the Province of La Pampa to grant us a credit facility, via a bank designated for such purpose, in the amount of Ps. 20 million at a subsidized rate for a term of 5 years, which proceeds should be applied to financing part of the operations of EAASA, and

·	approval by the Government of the Province of La Pampa of the option to hire up to 70 employees under the first-job regime applicable in La Pampa.

On August 3, 2012, the above mentioned loan was granted and on August 6, 2012 the plant resumed its operations. For more information please see “Operating financial review and prospects – Our Indebtedness”.

Issuance of Tranche 2 of the Notes Class X

On September 19, 2012, we issued Tranche 2 of the Notes Class X for an aggregate principal amount of US$ 30 million. As a result the aggregate principal amount of the Notes Class X amounts to a total principal amount of US$ 61,524,638, considering the U$S31,524,638 Notes Class X issued on June 21, 2012. It should be noted that the terms of conditions of the Notes Class X issued under the Tranche 2 has the same terms and conditions of the Class X Notes originally issued, exept for the emission price which was 105,2%.

Exercise of Warrants

Between the period of September 17, 2012, and September 22, 2012, one holder of our warrants exercise his right to acquire 196 additional common shares for a total price of US$ 314.16. As a result, our outstanding shares increased from 501,562,534 to 501,562,730, and the total number of outstanding warrants decrease from 177,640,138 to 177,639,577.

Sale of Horizontina Farm

On October 10, 2012, Brasilagro sold Horizontina Farm. The farm was acquired by the Company in April 2010 for R$37.7 million and had a total area of 14,359 hectares.

The farm was sold for R$75.0 million. The buyer made an initial payment of R$1.0 million and the remaining balance will be paid in two installments, as follows: R$26.0 million in October 2012, and R$48.0 million in January 2013 upon the execution of the deed and transfer of the ownership title. As part of the deal, the Company will continue to operate the farm until July 2013.

Shareholders´Meeting:

Our 2012 annual meeting of shareholders will be held on October 31st, 2012, at Bolívar 108 1st Floor, City of Buenos Aires, in order to consider and approve, among others, (i) the annual financial statements for the period ended June 30, 2012, (ii) the performance of the Board of Directors and Supervisory Committee, (iii) consideration of results of the fiscal year ended June 2012, (iv) consideration of the creation of a Global Program for the issuance notes of up to US$ 300 million and delegation to the Board of Directors of the powers to establish the terms and conditions of each class of notes to be issued under the program, (v) amendments to our bylaws in order to allow distance board of directors' meetings, and (vi) appointment of Directors, Members of the Supervisory Committee, and Certifying Accountant.

Libertador 498

On August 8, 2012, IRSA entered into a preliminary sales agreement for the sale of an unit and parking spaces of the building located at Avenida Libertador 498 for a total amount of Ps. 15 million. On August 31, 2012, IRSA executed the deed of conveyance.

Acquisition of equity interest in Rigby 183

In Septembrer 2012, IRSA, through its subsidiary IRSA International LLC, contractually agreed to purchase the whole 33.36% interest that Rigby Madison LLC holds in Rigby 183, owner of the building identified as Madison 183 in Manhattan.  As a result, IRSA’s interest in Rigby 183 will increase to 82.36% of its capital stock.

The amount of the transaction was US$ 32.5 million, of which US$ 5 million have been paid while the remaining balance is to be paid upon closing of the transaction which is estimated to happened during November 2012.

Sale of Hesha´s shares

On September 4, 2012, IRSA sold 2,000,000 common shares of Hersha for a total amount of US$ 9.7 million. After this transaction  IRSA’s interest in Hersha amounts to 8.12%.

Bouchard Plaza

In September 2012, IRSA entered into a preliminary sales agreement for the sale of two units and parking spaces of the building known as Bouchard Plaza located in Plaza Roma of the City of Buenos Aires. The total price for the transaction was agreed in US$8.5 million, which will be collected at the time the deed of conveyance is executed.

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

We are also engaged in the Argentine real estate business through our subsidiary IRSA, one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including the development of residential properties, the development, acquisition and exploitation of office buildings for rental, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA. As of June 30, 2012, we held a 64.20% interest in IRSA.

During the fiscal years ended June 30, 2011 and 2012, we had consolidated sales of Ps. 2,133.8 million and Ps. 2,757.4 million, production income of Ps. 406.5 million and Ps. 700.4 million and consolidated net income of Ps. 221.9 million and Ps. 78.3 million, respectively. During the fiscal years ended June 30, 2011 and June 30, 2012, our total consolidated assets increased 0.4% from Ps. 9,721.0 million to Ps. 9,755.2 million, and our consolidated shareholders’ equity decreased 1.8% from Ps. 2,101.7 million to Ps. 2,063.3 million.

Agricultural Business

As of June 30, 2012, we owned 33 farms with approximately 646,759 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. Approximately 185,925 hectares of the land we own are used for crop production, approximately 83,360 hectares are for beef cattle production, 85,000 hectares are for sheep production, 3,022 hectares are for milk production and approximately 11,748 hectares are leased from third parties for crop and cattle beef production. The remaining 350,362 hectares of land reserve are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have developed 22,383 hectares for crop production. Also, during fiscal year ended on June 30, 2012, we leased 42,515 hectares from third parties for crop production and 12,635 hectares for beef cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned, leased land and land under concession):

Land Use
Fiscal Year ended June 30,
	2008	2009	2010	2011	2012
	in hectares
Crops (2)	63,900	115,411	104,627	126,178	185,925
Beef Cattle (3)	123,935	128,859	105,857	102,279	95,995
Milk	4,320	4,334	4,900	2,571	3,022
Sheep	90,000	100,911	100,911	100,911	85,000
Natural woodlands (4)	383,573	356,796	343,153	339,744	459,979
Owned farmlands leased to others	8,467	8,317	11,049	14,026	25,538
Total (5)	674,195	714,628	670,497	685,709	855,459

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.
(5)
As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production. As of June 30, 2009, 59,615 hectares were leased for agricultural production and 32,795 hectares were leased for beef cattle production. As of June 30, 2010, 42,696 hectares were leased for agricultural production and 12,635 hectares for beef cattle production. As of June 30, 2011, 52,205 hectares were leased for agricultural production and 12,635 hectares were leased for beef cattle production. As of June 30, 2012, 44,494 hectares were leased for agricultural production and 12,635 hectares were leased for beef cattle production.

(6)
Includes 12,166 hectares of "San Cayetano", "San Rafael", "La Fon Fon" and "Las Londras" farms, which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 45,578 hectares of "Jerovia" farm located in the District of Boquerón, Paraguay, owned by our joint venture Cresca S.A. Does not include 1,658 hectares of "Los Pozos" farm sold in April 2009. Does not include 30,000 hectares of Agropecuaria Anta S.A. which were returned due to the reduction in the concession scope established by Decree No. 3766 of the Executive Branch of Salta. Includes 48% of the 170 hectares owned by Cactus. Does not include the income of the 1,829 hectares of El Recreo.

(7)	Does not include 12,701 hectares of “Tali Sumaj” farm, sold on December 17, 2009.
(8)	Includes 5,000 hectares of “La Primavera” and “4 Vientos” farms, located in Santa Cruz de la Sierra, Bolivia.
(9)	Does not include BrasilAgro.
(10)	As of hte fiscal year 2012, it includes BrasilAgro.

In September 2005, we, together with other Brazilian partners, founded BrasilAgro, a company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of June 30, 2012, we owned 39.64% of the outstanding common shares of BrasilAgro. Through this company we control 8 farms, extending over a total surface area of 172,671 hectares allocated to the production of sugarcane, corn, soybean and timber.

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

•
International expansion.  Although most of our properties are located in different areas of Argentina, we have begun a process of expansion in other Latin American countries. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. For example, in 2005 we and several Brazilian partners founded BrasilAgro. As of June 30, 2012, BrasilAgro had 8 properties totaling 172,050 hectares, purchased at highly attractive values compared to the average prices prevailing in the respective regions, all of which have a huge appreciation potential. In addition, during the fiscal year 2009, we entered into a number of agreements to formalize its positioning in South American countries. As of June 30, 2012, we  owned 31,260 hectares located in the Republic of Bolivia, and 50% of 44,494 hectares located in the Republic of Paraguay.

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

•
We have implemented an individual animal identification system, using plastic tags for our beef cattle and “RFID” tags for our dairy cattle, to comply with national laws on traceability. Also, we acquired software from Westfalia Co. which enables us to store individual information about each of our dairy cows. In the beef cattle business, we initiated Argentina’s first vertically integrated beef cattle processing operation by entering into a partnership with Tyson Foods (“Tyson Foods”) (through its controlled subsidiary Provemex Holdings LLC), to set up Cactus, a feedlot and slaughterhouse operator. During fiscal year 2012 we acquired Tyson Food’s equity interest in Cactus, and at present we are its sole shareholder.

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

•
Developing properties in areas where agricultural and livestock production is not developed to its full potential. As of June 30, 2012, we owned 350,249 hectares of land reserves and held approximately 109,617 hectares under concession, as reserves for future developments. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, current or future environmental regulations could prevent us from fully developing our land reserves by demanding us to maintain part of those lands as natural woodlands not allocated to production.

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

•
Office and other non-shopping center properties. Since the Argentine economic crisis in 2001 and 2002, there have been limited investments in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for more desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in Buenos Aires and other strategic locations that we believe offer attractive returns and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to selectively consider new opportunities to acquire or construct new rental office buildings.

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

•
International. In the past, IRSA has made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. In December 2011, IRSA acquired through a subsidiary, in which it holds a 49% equity interest, an office building located at Madison Avenue in the City of New York. It also has a 49% interest in a US company, which principal asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we acquired and then partially sold equity interests in a Real Estate Investment Trust, called Hersha (NYSE: HT), which holds a controlling interest in 64 hotels in the United States, totaling around 9,221  rooms. As of June 30, 2012, IRSA holds a 9.13% stake in the company. We intend to continue evaluating -on a selective basis- real estate investment opportunities outside Argentina as long as they offer attractive investment and development options.

Our Principal Agricultural Business Activities

During the fiscal year ended June 30, 2012, we conducted our operations on 33 owned farms and 71 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time.

The following table sets forth, for the periods indicated, our production volumes by principal product line:

	Production of Primary Agricultural Products
	Fiscal Year ended June 30,
	2008 (1)(5)	2009 (1)(5)	2010 (1)(5)	2011 (1)(5)	2012 (1)(6)
Crops (2)	198,146	237,031	322,616	466,910	606,201
Sugarcane	-	-	-	-	576,048
Beef Cattle (3)	8,786	7,112	3,153	6,519	9,000
Milk (4)	20,825	20,898	21,690	19,605	16,563

(1)	Does not include production from Agro Uranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.
(4)	Production measured in thousands of liters.
(5)	Does not include BrasilAgro.
(6)	As the 2012 fiscal year, it includes BrasilAgro.

Crop Production

Our crop production is mainly based on grains and oilseeds. Our crop production includes mainly wheat, corn, soybean and sunflower. Other crops, such as sorghum, are sown occasionally and represent only a small percentage of total sown land.

The following table shows our stock of crop production for the fiscal years indicated below:

Product (in tons)	Stock Fiscal Year 2011 (1)	Fiscal Year 2012 Production (3)	Fiscal Year 2012 Sales (3)	Stock Fiscal Year 2012 (3)

Wheat	4,259	18,269	20,746	6,350
Corn	45,691	250,435	224,481	86,297
Sunflower	7,151	14,503	18,095	3,501
Soybean	56,707	199,559	251,218	45,009
Sugarcane	-	576,048	636,335	45,819

(1)	Does not include BrasilAgro.
(2)	In thousands of liters.
(3)	Includes BrasilAgro.

The following table shows the hectares of sown land for the fiscal years indicated below:
	Sown Land for Crop Production
	Fiscal Year ended June 30,
	2008(1)(2)	2009(1)(2)	2010(1)(2)	2011(1)(2)	2012(1)(3)
	(in hectares)
Owned	25,379	43,193	47,448	59,122	132,607
Leased	30,449	59,615	42,696	52,205	44,494
Under Concession	3,811	8,067	10,816	10,401	8,778
Total	59,639	110,875	100,960	121,728	185,879

(1)	Sown land may differ from that indicated under “Uses of Land”, since some hectares are sown twice in the same season and therefore are counted twice.
(2)	Does not include BrasilAgro and Agro Uranga S.A.
(3)	Includes BrasilAgro. Include Agro Uranga S.A.

The following table shows the hectares sown and tons harvested for the fiscal years indicated below:

	Fiscal year ended June 30,
	2011(1)		2012(2)
	Hectares sown (ha)	Production (tn)	Hectares sown (ha)	Production (tn)
Wheat	9,419	16,386	9,247	18,269
Corn	48,802	171,614	62,055	250,435
Sunflower	7,833	13,512	10,093	14,503
Soybean	60,928	154,008	104,834	199,559
Sugarcane	-	-	11,298	576,048
Other	15,828	111,391	24,359	123,435
Total	142,810	466,911	221,886	1,182,249

(1)	Does not include hectares from Agro Uranga S.A. and BrasilAgro.
(2)	Does not include hectares from Agro Uranga S.A. Includes BrasilAgro.

As of June 30, 2012, our crop stocks consisted of 6,350 tons of wheat, 86,297 tons of corn, 45,009 tons of soybean, 2,581 tons of sorghum, 3,501 tons of sunflower and 45,819 tons of sugarcane; whereas as of June 30, 2011, our crop stocks consisted of 4,259 tons of wheat, 45,691 tons of corn, 56,707 tons of soybean, 3,114 tons of sorghum, 7,151 tons of sunflower and 45,8 tons of sugarcane. In the season ended on June 30, 2012, the surface area of leased land was 26% of the total sown land.

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions that allow us to sow a diversified range of products. Our leased land for crops is mostly located in the Pampa region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. The principal advantage of leasing farms is that leases do not require us to commit large amounts of capital to the acquisition of lands but allow us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

In order to increase our production yields, we use, besides technology, labor control methods which imply the supervision of the seeding’s quality (density, fertilization, distribution, and depth), crop monitoring (determination of natural losses and losses caused by harvester) and verification of bagged crop quality. In this way, we work jointly with our suppliers to achieve the best management of inputs, water and soil.

Wheat seeding takes place from June to August, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting season. A major part of production, especially soybean, wheat and sunflower seeds, corn and sorghum, is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

Beef Cattle Production

Our beef cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2012, our beef cattle aggregated 59,435 heads, and we had a total surface area of 83,360 hectares of own lands dedicated to this business activity.

During the fiscal year ended June 30, 2012, our beef cattle activities generated sales of Ps. 135.0 million, representing 12% of our total consolidated sales from the agriculture and cattle raising business, and our production was 9,000 tons, an increase of 38.1% compared to the previous fiscal year.

The following table sets forth, for the periods indicated below, the beef cattle production volumes:

	Fiscal Year ended June 30,
	2008(1)	2009(1)	2010(1)	2011(1)	2012(1)
	(in tons)
Beef cattle production(2)	8,786	7,112	3,153	6,519	9,000

(1)	Does not include production from AgroUranga S.A.
(2)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

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

Our beef cattle stock is organized into breeding and fattening activities. The following table shows, for the periods indicated, the number of head of beef cattle for each activity:

	Heads of Beef Cattle (1)
	Fiscal Year ended June 30,
	2008(2)	2009(2)	2010(2)	2011(2)	2012(2)
Breeding	57,999	59,283	61,859	50,430	42,109
Fattening	22,359	28,520	9,379	22,697	17,326
Total	80,358	87,803	71,238	73,127	59,435

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.
(2)	Does not include heads of beef cattle from Agro Uranga S.A.

We seek to improve beef cattle production and quality in order to obtain a higher price through advanced breeding techniques. We cross breed from our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain herds with characteristics better suited to the pastures in which they graze. To enhance the quality of our herds even further, we plan to continue improvement of our pastures through permanent investment in seeds and fertilizers, an increase in the watering troughs available in pastures, and the acquisition of round bailers to cut and roll grass for storage purposes.

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

Milk Production

As of June 30, 2012 we conducted our milk business in the dairy facility located in “El Tigre” farm. We have a capacity of 2,600 cows in milking per day and seek to increase total productivity through the application of new technologies including improved genetic management for milk production, feeding strategic planning based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by surveying the information supplied by the farm.

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

The following table sets forth, for the periods indicated, the average number of our dairy cows, average daily production per cow and our total milk production:

	Milk Production
	Fiscal Year ended June 30,
	2008(1)	2009(1)	2010(1)	2011(1)	2012(1)
Average dairy cows per day	3,174	3,286	3,297	2,816	2,112
Production (daily liters per cow)	18	17.4	18	19.1	21.5
Total production (thousands of liters)	20,825	20,898	21,690	19,605	16,563

(1)	Does not include production from AgroUranga S.A.

At the closing of fiscal year 2012, we had 6,184 heads of cattle on 3,022 hectares involved in the production of milk; whereas as of June 30, 2011, we had 6,385 heads of cattle on 2,900 hectares.

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

On May 30, 2008, IRSA signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a portion of a farm located in the District of Luján, Province of Buenos Aires. The transaction was agreed for a price of USD 3.0 million, USD 1.2 million of which were paid on that date.

On December 13, 2008, the Company was formally recognized as principal of the transaction; the balance of USD 1.8 million will be paid by the Company upon execution of the title deed.

On September 5, 2008, we signed the title deed for the purchase of 10,910 hectares of “Estancia Carmen” farm located in the Province of Santa Cruz. The transaction was agreed for a price of USD 0.7 million, that was paid in full.

On July 28, 2008, we signed a bill of purchase for 4,566 hectares of “Las Londras” farm located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of USD 11.4 million, which had been fully paid as of June 30, 2011.

On July 28, 2008, we signed a bill of purchase for 883 and 2,969 hectares of “San Cayetano” and “San Rafael” farms, respectively, located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of USD 8.8 million, which had been fully paid as of June 30, 2012.

On July 28, 2008, we signed a bill of purchase for 3,748 hectares of “La Fon Fon” farm, located in the Province of Obispo Santiesteban, Republic of Bolivia. The transaction was agreed for a price of USD 8.6 million, which had been fully paid as of June 30, 2012.

Following our expansion strategy at international level, during September 2008, we signed a bill of purchase for a 50% undivided interest in 41,931 hectares located in Mariscal José Felix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A., for a price of USD 5.2 million, in order to contribute them to the new company recently organized (Cresca S.A.). The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009.

On March 19, 2010, in connection with the option previously exercised with respect to the property, Cresca required Carlos Casado S.A. to transfer to it 3,614 hectares. As agreed in the Option Agreement, Cresca have to pay Carlos Casado S.A. US$ 350 per hectare. The last payment was made on March 4, 2011.

On June 2 and 8, 2011, the companies Yuchán Agropecuaria S.A. and Yatay Agropecuaria S.A. (bolivian related companies of cresud) entered into purchase agreements for two plots of land located in Santa Cruz, Bolivia, with a total surface area of approximately 5,000 hectares, to be allocated to agriculture.

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

The following chart shows, for the fiscal years indicated below, certain information concerning our land acquisitions for each of the last fifteen fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Amount of Acquisitions (Ps. million)
1998 (1)	8	31.5
1999	-	-
2000	-	-
2001	-	-
2002	-	-
2003 (2)	1	25.0
2004	-	-
2005 (3)	2	9.3
2006 (4)	1	45.9
2007 (5)	1	7.3
2008 (6)	2	4.5
2009 (7)	7	133.2
2010 (8)	-	5.0
2011 (9)	3	61.5
2012	-	-

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

The following chart shows, for the fiscal years indicated below, certain information concerning our land sales for each of the fifteen fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Gross Proceeds from Sales (Ps. million)	Profit/ (Loss) (1) (Ps. million )
1998(2)	2	6.8	4.1
1999(3)	2	27.8	9.4
2000	-	-	-
2001(4)	2	9.0	3.0
2002(5)	3	40.6	14.8
2003(6)	2	12.0	4.9
2004(7)	2	4.1	1.7
2005(8)	2	29.8	20.0
2006(9)	1	16.1	9.9
2007(10)	3	29.9	22.3
2008(11)	2	23.0	20.0
2009(12)	2	2.0	1.9
2010(13)	1	18.6	13.7
2011(14)	2	84.5	54.6
2012(14)(15)	3	118.3	63.2

(1)	Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.
(2)	Includes the sale of 7,878 hectares of “Moroti” and “Santa Rita” farms.
(3)	Includes the sale of “El Meridiano” and “Runciman” farms of 6,302 and 3,128 hectares, respectively.
(4)	Includes the sale of “El Bañadito” and “Tourne” farms of 1,789 and 19,614 hectares, respectively.
(5)	Includes the sale of “El Silencio”, “La Sofia” and “El Coro” farms of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.
(6)	Includes the sale of “Los Maizales” and “San Luis” farms of 618 and 706 hectares, respectively.
(7)	Includes the sale of “41-42” farm of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.
(8)	Includes the sale of “Ñacurutú” and “San Enrique” farms of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.
(9)	Includes the sale of “El Gualicho” farm of 5,727 hectares.
(10)	Includes the sale of 20,833 hectares of “Tapenagá” farm and the partial sale of 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm.
(11)	Includes the partial sale of 4,974 hectares of “Los Pozos” farm and the partial sale of 2,430 hectares of “La Esmeralda” farm.
(12)	Includes the partial sale of 1,658 hectares of “Los Pozos” farm and the partial sale of 1,829 hectares of “El Recreo” farm.
(13)	Includes the sale of 12,071 hectares of “Tali Sumaj”.
(14)	Includes the sale of “La Juanita” farm, of 4,302 hectares, and the partial sale of 910 hectares of “La Fon Fon”.
(15)	Includes the sale of 2,477 hectares of “San Pedro” farm, the partial sale of 1,194 hectares of “La Fon Fon” farm, and the partial sale of 115 hectares of “Puerta de Lujan” farm.

On July 24, 2008, we signed the deed of sale for two parcels of "El Recreo" farm (1,829 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.36 million, which was collected in full.

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

In June, 2011, the sale of a parcel of land with a surface area of 910 hectares was been agreed upon. This parcel of land is allocated to agriculture and its total agreed amount was US$ 3.64 million, equivalent to US$ 4,000 per hectare, which had been purchased in 2008 for a price of US$ 2,300 per hectare. From the total sale amount, 55.6% has been collected, whereas the balance, i.e., 44.4%, is payable in 3 semi-annual consecutive installments, the last of which matures in December 2013.

On September 28, 2011, BrasilAgro sold the Sao Pedro farm, a rural property located in the Municipality of Chapadão do Céu – GO with a total surface area of 2,447 hectares, including 1,724 hectares suitable for agriculture, for a total amount in Reais equivalent to 580,000 bags of soybean seeds. The sale is part of BrasilAgro’s strategy, aimed at obtaining profits from the sale of properties in addition to agricultural production income.

The purchaser made a payment of R$ 9,769 (equivalent to Ps. 23,480), equal to 210,000 tons of soybean. The remaining balance is payable in four annual installments due on March 30 of each year, for an amount of 92,500 bags of soybean each. The transaction amount is R$ 23.3 million (equivalent to ARS 59.8 million).

On March 2, 2012, the sale of 1,194 additional hectares in La Fon Fon farm was agreed upon for US$ 4.8 million, US$ 1.1 million of which have been collected. The balance is payable in seven semi-annual consecutive installments, beginning on November 30, 2012. Possession was surrendered on June 30, 2012.

On May 22, 2012, we sold, assigned and conveyed to APSA a 115-hectare plot of land located in the district of Luján, Province of Buenos Aires, for a total amount of US$ 8.9 million, which has been fully collected.

Farms

As of June 30, 2012, we owned, together with our subsidiaries, 33 farms, with a total surface area of 646,759 hectares.

The following table sets forth our farm portfolio as of June 30, 2012:

Use of Farms Owned and under Concession as of June 30, 2012
	Locality	Province	Date of Acquisition	Surface Area (has)	Main Business	Beef Cattle (has)	Sheep (has)	Milk (has)	Agriculture (has)	Cattle Heads
La Adela	Lujan	Buenos Aires	Original	1,054	Agriculture	37			822	1
El Recreo	Recreo	Catamarca	May ’95	12,395	Natural Woodlands
Los Pozos	JV González	Salta	May ’95	240,858	Beef Cattle/ Agriculture/ Natural Woodlands	47,910			4,089	42,779
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,431	Agriculture				1,250
Las Playas (1)	Idiazabal	Cordoba	May ‘97	1,534	Agriculture/ Milk				1,448
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture under irrigation				2,281
La Suiza	Villa Angela	Chaco	Jun ‘98	41,993	Agriculture/ Beef Cattle	34,700			4,967	12,875
La Esmeralda	Ceres	Santa Fe	Jun ‘98	9,370	Agriculture/ Beef Cattle				8,118
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture/ Milk			3,022	4,363	6,184
El Invierno	Rancul	La Pampa	Jun ‘05	1,946	Agriculture				1,844
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	6,022	Agriculture				4,076
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000			11,980
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Feedlot	171
Las Vertientes	Las Vertientes	Cordoba	Mar ´98	4	Silo
La Esperanza	Rancul	La Pampa	Apr ‘08	980	Agriculture				334
Las Londras/ San Cayetano/ San Rafael/ La Fon Fon/ La Primavera/ Cuatro Vientos	Santa Cruz	Bolivia	Jan ‘09/ Nov ‘08/ Jun ’11	16,255	Agriculture				18,992
Jerovia (2)	Mariscal Estigarribia	Paraguay	Feb ‘09	22,789	Agriculture/ Natural Woodlands	542			4,189	677
Establecimiento Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	943
Cremaq	Baixa Grande Ribeiro/PI	Brazil	Oct’06	32,702	Agriculture				20,697
Jatoba	Jaborandi/BA	Brazil	Mar ’07	31,606	Agriculture				10,943
Alto Taquari	Alto Taquari/MT	Brazil	Aug ’07	5,186	Agriculture				3,558
Araucaria	Mineiros/GO	Brazil	Apr ’07	9,682	Agriculture				5,428
Chaparral	Correntina/BA	Brazil	Nov ’07	37,182	Agriculture				10,160
Nova Buruti	Januária/MG	Brazil	Dec ’07	24,155	Forestry
Preferencia	Barreiras/BA	Brazil	Sep ’08	17,799	Beef Cattle
Horizontina	Tasso Fragoso/MA	Brazil	Apr ’10	14,359	Agriculture

Subtotal Own				646,759		83,360	85,000	3,022	107,559	74,496
Agropecuaria Anta (3)	Las Lajitas	Salta		132,000					8,778
Subtotal Concession				132,000					8,778
Total				778,759		83,360	85,000	3,022	116,337	74,496

(1)	Hectares in proportion to our 35.723% interest in Agro Uranga S.A.
(2)	Hectares in proportion to our 50.0% interest in Cresca.
(3)	Hectares under concession. Includes 13,605 hectares operated by third parties.

La Adela. Located 60 kilometers northwest of Buenos Aires, “La Adela” is one of our original farms. In December 2001, “La Adela’s” dairy facility was closed down, and it is currently used for crop production. Between March 2005 and December 2007 we purchased an additional 72 hectares which were added to the existing 982 hectares. During the fiscal year ended June 30, 2012, 1,074 hectares were used for wheat, corn and soybean crops for high-yielding grain production.

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

Los Pozos. The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited for cattle raising and forestry activities (poles and charcoal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2012, we used 4,089 hectares in agricultural production and 2,913 hectares intended for agriculture were leased to third parties. We completed the development of tropical pastures in almost 50,000 hectares. As of June 30, 2012, there were 42,779 heads of cattle in this farm. On June 5, 2007 we signed the deed of sale for a parcel of 14,516 hectares of “Los Pozos” farm for a price of US$2.2 million, which has been received. The sale generated a gain of US$2.0 million. On October 22, 2007, we signed a deed for the transfer of an additional 4,974 hectares of our “Los Pozos” farm. The aggregate price was US$1.1 million, which has been fully paid. The sale generated a gain of approximately US$1.0 million. On April 7, 2009, we signed the deed of sale for 1,658 hectares of our farm. The transaction was agreed for a price of US$0.5 million, which was paid in full.

San Nicolás. “San Nicolás” is a 4,005 hectares farm owned by AgroUranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2012, approximately 6,267 hectares were in use for agricultural production, including double crops. The farm has two silos with storage capacity of 14,950 tons.

Las Playas. “Las Playas” farm has a surface of 4,294 hectares and is owned by AgroUranga S.A. Located in the Province of Córdoba, it is used primarily for agricultural and milk production purposes. As of June 30, 2012, the farm had a sown surface area, including double crops, of 7,298 hectares for grain production.

La Gramilla and Santa Bárbara. These farms have an aggregate surface of 7,052 hectares in Valle del Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of the 2011/2012 farm season, a total of 2,968 hectares were sown, 559 hectares of which were sown under contractual arrangement with seed producers, and we leased, in turn, 1,626 hectares to third parties. The remaining hectares are used as land reserves.

La Suiza. “La Suiza” farm has a surface of 41,993 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2012, “La Suiza” had a stock of approximately 12,875 heads of cattle. During the 2011/12 season, we used 5,530 hectares for growing cotton, corn, soybean and sorghum.

La Esmeralda. “La Esmeralda” farm has a surface of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm, acquired in June 1998, has potential for both agricultural production and cattle raising. During the 2011/12 farm season, we used a total area of 9,802 hectares, including double crops, for production of corn, soybean, wheat, sunflower and sorghum. During the 2010/2011 season, “La Esmeralda” had an average of 2,256 heads of cattle on approximately 1,764 hectares. As of June 30, 2011, only 63 heads remained as it was decided to allocate all the producing area to agriculture. During the 2011/12 season we achieved our objective to fully convert this parcel of land into an agricultural facility.

On December 27, 2007, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430-hectare parcel of this farm. The aggregate sales price was US$ 6.2 million that has been collected in full. The sale generated a gain of approximately US$ 5.3 million

El Tigre. “El Tigre” farm was acquired on April 30, 2003 and has a surface of 8,360 hectares. This farm has a high-tech dairy facility where we develop our milk production business in compliance with the highest quality standards. It is located in Trenel in the Province of La Pampa. As of June 30, 2012, 4,926 hectares were assigned to crop production. This farm produced 16.6 million liters of milk in the fiscal year ended June 30, 2012, with an average of 2,112 cows being milked and an average daily production of 21.5 liters per cow.

El Invierno. “El Invierno” farm was acquired on June 24, 2005 and has a surface of 1,946 hectares. It is located in Rancul in the Province of La Pampa, 621 kilometers west of Buenos Aires. During the fiscal year ended June 30, 2012, we used the land exclusively for crop production and planted 1,844 hectares.

San Pedro. “San Pedro” farm was purchased on September 1, 2005. It has a surface of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2011/2012 farm season, 4,546 hectares were used for agricultural production, including double crops, and 1,143 hectares were leased to third parties for livestock activities.

8 de Julio and Estancia Carmen. “8 de Julio” farm was acquired on May 15, 2007 and has a surface of 90,000 hectares. It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. “Estancia Carmen” was acquired on September 5, 2008 and has a surface of 10.911 hectares. It is located in the Province of Santa Cruz, next to our "8 de Julio" farm, and as the latter, it has excellent potential for sheep production. As of June 30, 2012, these farms had a stock of 11,980 sheep.

Cactus. The feedlot has a surface area of 171 hectares and is owned by Cactus Argentina S.A. It is located in Villa Mercedes, Province of San Luis. Cactus was a joint venture between us, Cactus Feeders Inc., one of the largest feedlot companies in the United States, and Tyson Foods, a leading beef and poultry meat processing company. The feedlot began to operate in September 1999. On June 30, 2009, Cactus Feeders Inc. sold its equity interest in Cactus Argentina S.A. On December 21, 2011, Cresud acquired Provemex Holding LLC’s (Tyson Foods) entire stake in Cactus Argentina S.A. As of June 30, 2012, our direct and indirect interest was 100%.

As of the closing of fiscal year 2012, Cactus had no cattle of its own.

Las Vertientes. “Las Vertientes” storage facility has a surface of 4 hectares and 10,000 tons capacity, and it is located in Las Vertientes, Río Cuarto, in the Province of Córdoba.

La Esperanza. On April 22 and 23, 2008, we signed title deeds for the purchase of 80% of the 980 hectares of “La Esperanza” farm located in the Province of La Pampa. The purchase price agreed was US$1.3 million that has been paid in full. During the year ended June 30, 2012, we used this farm solely for crop production.

Puertas de Luján. On May 30, 2008, IRSA signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. On December 13, 2008, IRSA was formally recognized as principal of the transaction. On May 22, 2012, IRSA sold, assigned and conveyed to APSA all the above mentioned hectares for a total amount of US$ 8.9 million, which have been fully collected.

Las Londras. On January 22, 2009, we executed the title deed for the acquisition of the “Las Londras” farm; it has a surface of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2011/2012 farm season it was used for crop production.

San Cayetano. On November 19, 2008, we executed the title deed for the acquisition of the “San Cayetano” farm. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface of 883 hectares, which were used for crop production during the 2011/2012 farm season.

San Rafael. On November 19, 2008, we executed the title deed for the acquisition of the “San Rafael” farm. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface of 2,969 hectares, which were used for crop production during the 2011/2012 farm season.

La Fon Fon. On November 19, 2008, we executed the title deed for the acquisition of the “La Fon Fon” farm; it has a surface of 3,748 hectares, and is located in the Province of Obispo Santiesteban, Republic of Bolivia. During the 2011/2012 farm season it was used for crop production.

During fiscal year 2011, we agreed upon the sale of 910 hectares, allocated to agricultural production, for a total amount of US$ 3.6 million. From the total sales amount, US$ 2.0 million have been already collected, while the balance is payable in three semi-annual consecutive installments, with the next payment due in December 2012 and the last one in December 2013.

Moreover, on March 2, 2012 the sale of 1,194 hectares was agreed upon for an amount of US$ 4.8 million, US$ 1.1 million of which have been already collected. The balance is payable in seven semi-annual consecutive installments, falling due from November 30, 2012. Possession was surrendered on June 30, 2012.

4 Vientos. On June 3, 2011, we executed the purchase agreement of the “4 Vientos” farm, with a surface area of approximately 2,660 hectares, allocated to sugar cane production. Its purchase price was US$ 8.4 million.

La Primavera. On June 7, 2011 we executed the purchase agreement for “La Primavera” farm, with a surface area of approximately 2,340 hectares, During season 2011/2012, including double crops, 4,370 hectares were allocated to crop production.

Jerovia. Cresca owns 50% of “Jerovia” farm, located in Mariscal José Félix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, with a surface of 45,578 hectares. During the 2011/12 season 4,189 hectares were used for crop production.

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

During fiscal year 2012, we leased from third parties a total of 71 fields, covering 55,150 hectares, including 5,139 hectares in Brazil. Out of the total leased area, 42,515 hectares were assigned to farming production, including double crops, and 12,635 hectares to cattle. The properties for agricultural production were leased, primarily, at a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows the breakdown of the number of hectares of leased land used for each of our principal production activities:

	Surface area of leased farms
	Fiscal year ended June 30,
	2009	2010	2011	2012(1)
	(in hectares)
Crops	59,615	42,696	52,205	42,515
Beef Cattle	32,795	12,635	12,635	12,635

(1)	Includes BrasilAgro.

Due to the rise in the price of land, we adopted a policy of not validating such prices and only leasing land at values that would ensure appropriate margins.

Storage Facilities

As of June 30, 2012, we had storage capacity of approximately 105,541 tons (including 35.723% of the storage capacity over 14,950 tons available at Agro Uranga S.A.).

The following table shows, for the fiscal years presented, our storage facilities:

	Storage capacity
	Fiscal year ended on June 30,
	2008	2009	2010	2011	2012
	(in tons)

Las Vertientes	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341	5,341	5,341
BrasilAgro	-	-	-	-	90,200
Total	15,341	15,341	15,341	15,341	105,541

(1)	Owned by us through Agro Uranga S.A. (which represents 35.723% of capacity).
(2)	Includes BrasilAgro.

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

Milk

During the fiscal years 2010, 2011 and 2012 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2012 our sales from the agribusiness (excluding sales of farms) and feedlot/meat packing segment were Ps.  1,097.3 million and were made to approximately 492 customers. Sales to our ten largest customers represented approximately 46% of our net sales during the fiscal year 2011 and approximately 43% for the fiscal year ended June 30, 2012. Of these customers, our biggest three customers, Bunge Alimentos S.A., Brenco Companhia Brasileira de Energia Renovável and Molinos Río de la Plata S.A. represented, in the aggregate, approximately 25% of our sales for 2012, while the remaining seven customers in the aggregate represented approximately 18% of our net sales in fiscal year 2012. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options to hedge against a drop in prices. Approximately 87% of the futures and options contracts are closed through the Bolsa de Cereales de Buenos Aires (Buenos Aires Grains Exchange) and 13% in the Chicago Board of Trade for hedging purposes.

Our storage capabilities allow us to condition and store grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for 10,000 tons, are located in “Las Vertientes”, close to Río Cuarto, Province of Córdoba. In addition, we store grains in silo bags. BrasilAgro counts with a storage capacity of 90,200 tons.

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

Our Investments

Agricultural Business

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

BrasilAgro was created in September 2005 in order to replicate our business in Brazil. BrasilAgro is engaged mainly in two business segments: (i) sugar cane and (ii) grains and cotton.

We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A.

Part of the knowledge and experience required to implement BrasilAgro’s proposed business plan was  initially provided pursuant to a consulting agreement with Paraná Consultora do Investimentos S.A., a special purpose advisory company, 50% owned by Tarpon BR, 37.5% owned by Consultores Assets Management, a company controlled by Mr. Eduardo Elsztain, and 12.5% owned by Mr. Alejandro Elsztain. In February 2011, the consulting agreement was terminated.

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

Consequently, we are the owners of 20,883,916 shares or 39.64% of BrasilAgro’s outstanding capital stock. It should be noted that such acquisition of shares does not imply any change of control within the shareholders’ group of BrasilAgro according to the legal regime in Brazil; Additionally, we own 168,902 BrasilAgro’s first issuance warrants and 168,902 BrasilAgro’s second issuance warrants.

In addition, during the last quarter of calendar year 2010, we entered into an agreement by means of which we assigned all equity and political rights related to 2,276,534 shares of BrasilAgro for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf. In consideration for the assignment, we paid a fixed value of US$0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$7.15 per share sold or transferred. As of June 30, 2012 the option expired and as a result we are the owners of 39.64% of Brasilagro’s outstanding capital stock.

On June 27, 2012, we agreed together with Mr. Elie Horn and Cape Town Llc. to terminate the shareholder’s ageerrment.

As concerns its portfolio as of June 30, 2012, BrasilAgro had 8 properties, with an aggregate surface area of  172,050 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offering high appreciation potential.

		Surface area		Purchase Price
Property	Province	(in hectares)	Main Activity	(R$ MM)
São Pedro Farm (2)	Chapadão do Céu/GO	2,447	Sugar cane	R$	9.90
Cremaq Farm	Baixa Grande Ribeiro/PI	32,702	Crops	R$	42.00
Jatobá Farm (1)	Jaborandi/BA	31,606	Crops and Cotton	R$	33.00
Alto Taquari Farm	Alto Taquari/MT	5,186	Sugar cane	R$	33.20
Araucária Farm	Mineiros/GO	9,682	Sugar cane	R$	70.40
Chaparral Farm	Correntina/BA	37,182	Crops and Cotton	R$	47.80
Nova Buriti Farm	Januária/MG	24,247	Forest	R$	21.50
Preferência Farm	Barreiras/BA	17,799	Cattle	R$	9.50
Horizontina Farm(3)	Tasso Fragoso/MA	14,359	Crops	R$	37.20
	Total	175,210		R$	304.50
Total Owned by BrasilAgro (1)		172,050		R$	301.20

(1) After new measurement of our properties we adjusted the total and farmable area to 174,149 hectares and 127,723 hectares, respectively.

(2) The farm was sold on September 28, 2011.

(3) The farm was sold on October 10, 2012.

Sao Pedro is a farm in Chapadao do Sul (MS). With a surface area of 2,447 hectares, Sao Pedro was bought for R$ 9.9 million. Its potential production area is 1,724 hectares.

On September 28, 2011, BrasilAgro, sold this farm for a total amount in Reais equivalent to 580,000 bags of soybean seeds. The sale is part of BrasilAgro’s strategy, aimed at obtaining profits from the sale of properties in addition to agricultural production income.

The purchaser made a payment of R$ 9,769 (equivalent to Ps. 23,480), equal to 210,000 tons of soybean. The remaining balance is payable in four annual installments due on March 30 of each year, for an amount of 92,500 bags of soybean each. The transaction amount is R$ 23.3 million (equivalent to Ps. 59.8 million).

Cremaq is a farm in Baixa Grande do Ribeiro (Piaui). Acquired for R$ 42 million and with a surface area of 32,702 hectares, it is estimated that the total production area will be 21,800 hectares. The farm is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are quite suited to soybean, corn and cotton crops. This property has also been bought for a value lower than average in the region and it offers major appreciation potential. During the 2011/12 season, 20,697 hectares were used for crop production, including double crops.

Jatobá is a farm located in the Jaborandi district, in the State of Bahía. The acquisition price was R$ 33 million and it has 31,606 hectares. It is estimated that the total production area will be 24,250 hectares. During the 2011/12 season, 10,943 hectares were used for crop production.

Alto Taquarí is a farm with a total area of 5,186 hectares, and it is located in the municipality of Alto Taquarí, Mato Grosso. This property was purchased for R$ 33.2 million. Its estimated production area is 3,666 hectares. Alto Taquarí executed an agreement with ETH Bioenergía for supplying sugar cane during two full cycles (6 harvesting years, including 5 harvests).

Araucária is a farm which has a total area of 9,682 hectares, and is located in the municipality of Mineiros, Goiás. The production area is estimated at 7,205 hectares. Araucária executed an agreement with ETH Bioenergía for supplying sugar cane during two full cycles (6 harvesting years, including 5 harvests). 100% of the area is planted with sugar cane, totaling 5,428 hectares.

Chaparral is a farm located in Correntina, Bahía. This farm has a surface area of 37,182 hectares and was purchased for R$ 47.8 million. Its potential production area is 27,400 hectares and BrasilAgro has harvested 9,054 hectares of soybean and 1,106 hectares of cotton.

Nova Buriti is a farm with a total surface area of 24,247 hectares, and it is located in the municipality of Januaria, Minas Gerais. With a production area estimated at 19,000 hectares, it will be used for forestry activities. At present, BrasilAgro is awaiting the licenses required to start operating this farm.

Preferencia is a 17,799-hectare farm located in the municipality of Barreiras, Bahía. The purchase transaction was closed in September 2008 and it was agreed for a price of R$ 500.0 per hectare. This property has good conditions for cattle breeding and crops growing. We have 4,200 hectares of pastures.

Horizontina In March 2010, BrasilAgro consummated the acquisition of 14,359 hectares of the Horizontina farm, located in the municipality of Tasso Fragoso, Maranhão. We believe that this property has high appreciation potential if its land is developed. During de 2011/2012 season Brasilagro harvested 6,413 hectares with soybean and corn.On September 30, 2012 Brasilagro sold this farm, for more information please see “Recent Developments”.

Futuros y Opciones.Com S.A.

In May 2000, we acquired 70% of the shares of Futuros y Opciones.Com. (“FyO.com ”) for Ps. 3.5 million. The site was launched in November 1999 and was aimed to become the most important agriculture business community in Latin America. FyO.com launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, arrange loans, and obtain insurance, among other things. Currently, the main activity of FyO.com is grain brokerage.

The areas with the greatest potential for growth are: input commercialization and grain brokerage. Regarding input commercialization, the business volume was concentrated in a small number of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In terms of cereals, the grain trading unit was created, with the purpose of participating directly in the business by trading and offering services.

During fiscal year 2007, FyO.com started to trade futures and options: it acquired a share in the Buenos Aires futures and options exchange market (Mercado a Término de Buenos Aires) and has also become a dealer. During fiscal years 2008 and 2009, FyO.com continued trading futures and options with a 7.67% and 23.8% growth, respectively, as compared to the previous year. The service consisting in hedging with futures has consolidated into an essential tool for our customers to manage their price risks.

FYO is committed to excellence through quality and continued improvement. For this reason, since 2008 all its business and administrative processes have been certified under ISO 9001:2008 standards.

On September 30, 2010, the General Ordinary Shareholders’ Meeting of FyO.com approved a capital increase for up to Ps. 5.9 million, through the issuance of 538,613 common, registered, non-endorsable shares of Ps. 1 par value each plus an issue premium of Ps. 5, 4. million In this sense, Cresud has subscribed shares for Ps. 4.5 million. Out of this amount, Ps. 3.5 million were paid in through debt capitalization, and the balance of Ps. 0.9 million was paid in cash. As a result of this transaction, the Company’s interest was 65.85% as of June 30, 2012.

As of the end of fiscal year 2012, the company’s total revenues from its grains brokerage business unit were Ps. 21.1 million with a trading volume of 1.7 million tons, 8% higher than the volume traded in fiscal year 2011 and thus accumulating a 50% growth in the last 3 years. The main crops traded were corn and soybean, and to a lesser extent, wheat and sunflower.

The portal fyo.com has reached its tenth anniversary, consolidating as the benchmark site for agricultural marketing and adding year after year new and significant agricultural customers of various sizes to its user community. At the closing of this fiscal year, it has reached a base of more than 70,000 users and more than 820,000 visits per month. Plans are being made for relaunching the website with revamped features during the coming fiscal year.

FyO.com’s goal is to continue consolidating itself as leading company in the grains brokerage business, standing out from its competitors by offering a full suite of advisory services to its clients and contributing its broad experience in the industry along with its staff’s expertise.

Cactus

Cactus was initially a joint venture between Cresud and Cactus Feeders Inc., one of the largest feedlot companies in the United States. The site of the joint venture’s operations is a 170 hectare farm in Villa Mercedes, in the Province of San Luis, which began operations in September 1999.

During fiscal year 2007, Cactus entered into a joint venture with Tyson Foods, Inc (“Tyson”), a leading meat processing company, pursuant to which Tyson, through Provemex Holdings LLC (“Provemex”), acquired a 52% equity interest in Cactus to establish the first integrated cattle operation in Argentina.  Consequently, the stock holdings of Cactus Feeders, Inc. and Cresud in Cactus were reduced to 24% each.

On January 11, 2007, Cactus and us (solely as nominee for Argentine legal purposes) acquired 100% of the shares in Exportaciones Agroindustriales Argentinas S.A. (“EAASA”). EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle heads per month. Cactus has been a pioneer in feedlot services with a 25,000 heads of cattle capacity, depending on the size of the cattle. Cactus’ customer base changed during recent years, as many companies related to the beef sector bought calves to be fed at the feedlot. To assure themselves a constant supply of high quality beef, these companies keep an inventory of cattle on feed.

On June 30, 2009, we entered into a shareholders' agreement with Cactus Feeders for the purchase of its 24% interest in Cactus and 0.24% interest in EAASA. The agreed purchase price was US$ 2.4 million. At the same time, our Company and Tyson made contributions to Cactus in the amount of US$ 2.4 million and US$ 2.6 million, respectively. As a consequence of the transaction, we increased our interest in Cactus to 48%.

On December 23, 2010, in order to provide Cactus with funds to satisfy its capital requirements, we made a capital contribution of US$ 4.0 million. Therefore, we increased our equity interest in Cactus from 48% to 80%. The remaining 20% was held by our partner Tyson. As part of this transaction, Tyson and us decided to introduce certain amendments to the shareholders’ agreement, and in this context we granted a put option to Tyson in respect of its 20% interest in Cactus.

On December 21, 2011, Cresud purchased from Provemex, Tyson’s subsidiary, its entire equity interest in both Cactus and EAASA. Therefore, as from such date, Cresud holds 100% of the stock capital and voting rights in Cactus and EAASA.

The feedlot cattle beef production is processed in EAASA’s packing plant for the domestic and foreign markets. Feedlot fattening with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices. Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and slaughter them at Cactus.

The decrease in supply has adversely affected the value chain by reducing cold-storage plant utilization, which in turn has left several plants struggling to remain operational in view of the poor returns and shortage of raw materials. Our investment in EAASA has not escaped unscathed of this situation.

Since December 2011, the packing plant has remained closed due to the difficult situation within the industry. With the support of the Provincial Government of La Pampa and the Federal Government, combined with Cresud’s confidence that the business could be successfully resumed, in August 2012 the packing plant was reopened and restarted production.

AgroUranga S.A. (“Agro Uranga”)

We have a 35.7% interest in Agro Uranga. This company optimizes production processes and has obtained excellent results, with special emphasis in soil conservation, the application of rational techniques and care of the environment.

Agro Uranga S.A. has two farms: Las Playas and San Nicolás, with a combined area of 8,305 hectares, located in the core region of the Pampas prairies.

Agro Uranga’s crop production revenues are derived in the following way: 40% of the revenues from Agro Uranga’s crop production derives from its special products division, including popcorn, chickpea, peas and lentils, whereas the remaining 60% derives from commodities, such as soybean, corn and wheat.

At present, with the assistance of its foreign trade team it is seeking to develop new products so as to significantly increase export volumes, encouraged by the world’s growing demand.

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

During fiscal year 2012 Cresca added 1,347 hectares to the area under operation and expects to add 3,187 more hectares during the next season. As of June 30, 2012, Cresca had 1,084 hectares intended for beef cattle, 8,378 hectares intended for agriculture and 36,116 hectares of natural woodlands for future developments.

Expansion in the Republic of Bolivia and the Oriental Republic of Uruguay

In the framework of a series of transactions that represent a new expansion of our agribusiness operations in South America, in line with our business plan, we have incorporated companies that own land in the Republic of Bolivia and have acquired a company in the Republic of Uruguay.

For such purposes, the following companies were incorporated: Agropecuaria Acres del Sud S.A., Itin Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A and Yuchan Agropecuaria S.A. whose shareholders are: (i) Agrology S.A. with a 95.12% shareholding, (ii) Puliagro S.A. and (iii) Northagro S.A. with a 2.44% interest, each. The preceding Bolivia-based companies (except for Agropecuaria Acres del Sud S.A.) acquired land for agricultural operations. We maintain a 100.00% ownership interest in the capital stock of those companies, all engaged in agricultural operations.

In addition, during October 2008, we acquired, a company named Helmir S.A., domiciled in the Republic of Uruguay and incorporated with a broad-ranging corporate purpose.

In line with our international expansion strategy, we have entered into a number of agreements to formalize our position in various South American countries. In July 2008, we, executed several promise to purchase agreements for an aggregate of 12,166 hectares in the Republic of Bolivia for a total price of US$28.9 million.

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

In June 2011, we entered into a purchase agreement for two agricultural parcels located at Santa Cruz, Bolivia, with a total surface of 5,000 hectares, which are used for agricultural exploitation:

(i) The first parcel has a surface of approximately 2,660 hectares for sugar cane exploitation purposes. The purchase price was US$8.4 million. Upon the execution of the purchase agreement, we paid 23.8% of the purchase price. During the months of July 2011, December 2011 and June 2012, US$ 2.0 million, US$ 1.4 million and US$ 1.4 million were paid, respectively. The remaining balance will be canceled in October 2012.

(ii) The second parcel has a surface of approximately 2,340 hectares for soybeans exploitation purposes. The purchase price was US$4.9 million. of this amount, US$ 3.7 million has already been paid and the balance will be paid in tow semi-annual and consecutive installments, the first two installments paid in December 2011 and the last one will be paid in June 2013.

Transfer of title of both parcels will occur once the purchase price has been paid in full.

Additionally, we have agreed to sell a parcel with a surface of 910 hectares for US$3.64 million. We have received 27.5% of the purchase price and the balance will be paid in 5 consecutive semiannual installments. The last installment is in December 2013.

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

As of June 30, 2012, we owned land reserves in excess of 350.362 hectares, which are located in under-utilized areas where agricultural production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

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

As our and IRSA’s consolidated annual sales volume exceeds Ps.200.0 million, we should give notice to the Antitrust Authority of any transaction within the scope of the Antitrust Law.

Real Estate Business

Our equity interest in IRSA was 64.20% as of June 30, 2012.We started consolidated the accounts and results of operations of IRSA as from October 1, 2008. Our consolidated financial information for periods prior to October 1, 2008 does not include the accounts of IRSA on a consolidated basis. Therefore, the income statement, balance sheet and cash flow data as of June 30, 3012, 2011, 2010 and 2009 and for the years then ended is not comparable to fiscal year ended june 30, 2008.

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

As of June 30, 2012 and 2011, IRSA had total assets of Ps. 6,600.6 million and Ps. 6,303.6 million, respectively and shareholders’ equity of Ps. 2,335.3 million and Ps. 2,313.7 million, respectively. IRSA’s net income for the fiscal years ended June 30, 2012, 2011, and 2010 was Ps. 280.1 million, Ps. 294.8 million and Ps. 355.9 million, respectively. IRSA is the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

IRSA currently owns 29.77% (does not consider the effect of Banco Hipotecario’s treasury stock) of Banco Hipotecario S.A. (“Banco Hipotecario”), one of the leading financial institutions in Argentina.

	Fiscal years ended June 30, (1)
	2012	2011	2010
	(in thousand of Pesos)
Office and Other Non-Shopping Center Rental Properties:
City of Buenos Aires	184,144	163,949	153,989
Buenos Aires Province	8,123	669	175
Subtotal	192,267	164,618	154,164

Shopping Centers and Consumer Financing:
City of Buenos Aires	595,397	534,563	638,694
Buenos Aires Province	117,618	91,321	59,833
Salta Province	25,819	19,275	13,701
Santa Fe Province	63,397	42,642	30,821
Mendoza Province	48,694	36,441	27,206
Córdoba Province	25,643	19,113	13,446
Subtotal	876,568	743,355	783,701

Development and Sale of Properties:
City of Buenos Aires	137,419	192,605	214,913
Buenos Aires Province	154,458	114,695	9,461
Cordoba Province	64	63	21
Santa Fe Province	36,463	24,461	-
Mendoza Province	-	-	1,172
Salta Province	-	148	-
Neuquén Province	-	9,102	-
Subtotal	328,404	341,074	225,567

	Fiscal years ended June 30, (1)
	2012	2011	2010
	(in thousand of Pesos)
Hotels:
City of Buenos Aires	141,620	122,627	101,088
Rio Negro Province	28,392	70,256	58,806
Subtotal	170,012	192,883	159,894

Total by Geographic Area:
City of Buenos Aires	1,058,580	1,013,744	1,108,684
Buenos Aires Province	280,199	206,685	69,469
Rio Negro Province	28,392	70,256	58,806
Santa Fe Province	99,860	67,103	30,821
Salta Province	25,819	19,423	13,701
Cordoba Province	25,707	19,176	13,467
Mendoza Province	48,694	36,441	28,378
Neuquen Province	-	9,102	-
Total	1,567,251	1,441,930	1,323,326

(1)	Our Financial Operations and Others segment does not generate revenues, but instead generates gain (loss) on equity investees.

Shopping centers. IRSA is engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo. Alto Palermo operates and owns majority interests in eleven shopping centers in Argentina, seven of which are located in the Buenos Aires metropolitan area and four of which are located in the provinces of Mendoza, Santa Fe, Córdoba and Salta. Recently APSA has started operations, through a concession, of its 13th Shopping Center in the province of Santa Fé. Our Shopping center segment had assets of Ps. 2,234.4 million as of June 30, 2011 and Ps. 2,286.5 million as of June 30, 2012, representing 35.4% and 34.6%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 385.1 million and Ps. 549.9 million during our 2011 and 2012 fiscal years, respectively, representing 65.8% and 74.9%, respectively, of our consolidated operating income for such years.

ConsumerFfinancing. IRSA was engaged in the consumer financing business through its subsidiary Tarshop S.A. Tarshop’s credit card operations consist primarily of lending and servicing activities relating to the credit card products it offers to consumers at shopping centers, hypermarkets and street stores.

IRSA’s Consumer Financing segment had a low impact in IRSA’s figures this fiscal year since September 1st, 2010, Tarshop S.A. no longer consolidates its financial statement due to an 80% sale of the outstanding capital stock to Banco Hipotecario, an IRSA affiliate on September 1, 2010. However, IRSA still has a 100% equity interest in Metroshop, a small consuming financing company with a residual credit portfolio which will keep diminishing here on.

The Consumer Financing segment had assets of Ps. 48.7 million as of June 30, 2011 and Ps. 62.5 million as of June 30, 2012, which represented 0.008% and 0.009%, respectively, of IRSA consolidated assets at such dates, and generated an operating income of Ps. 19.0 million and Ps. 2.7 million for IRSA’s 2011 and 2012 fiscal years, respectively, representing 0.03% and 0.003%, respectively, of IRSA’s consolidated operating income for such years.

Development and Sale of Properties. The acquisition and development of residential apartment complexes and other residential communities for sale is another of our core activities. IRSA’s development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. For the development of residential communities, IRSA generally acquires vacant land, develop infrastructure such as roads, utilities and common areas and sell plots of land for construction of residential units. IRSA Development and sale of properties segment had assets of Ps. 712.5 million as of June 30, 2011 and Ps. 747.9 million as of June 30, 2012, representing 11.3% of IRSA’s consolidated assets at such dates, and generated operating income of Ps. 85.1 million and Ps. 91.2 million during fiscal years 2011 and 2012, respectively, representing 14.5% and 12.4%, respectively, of its consolidated operating income for such years.

Offices and Other Non-Shopping Center Rental Properties. As of June 30, 2012, IRSA directly and indirectly owned a majority interest in 19 office buildings and other non-shopping center rental properties in Argentina that in the aggregate represented 287,912 square meters of gross leasable area. IRSA’s Office and other non-shopping center rental properties segment had assets of Ps. 1,412.6 million as of June 30, 2011 and Ps. 1,363.1 million as of June 30, 2012, representing 22.4% and 20.7%, respectively, of its consolidated assets at such dates, and generated operating income of Ps. 84.1 million and Ps. 105.1 million during our 2011 and 2012 fiscal years, respectively, representing 14.4% and 14.3%, respectively, of its consolidated operating income for such years.

Hotels. IRSA owns a 50% equity interest in Hotel Llao Llao, located in the outskirts of Bariloche, a 76.34% equity interest in Hotel Intercontinental in the City of Buenos Aires, an 80% equity interest in Hotel Sheraton Libertador, also in Buenos Aires, and through subsidiaries, it holds a 49% interest in hotel “Esplendor Savoy” in the City of Rosario, and an interest in Hersha Hospitality Trust and Supertel Hospitality Inc., which hold several hotel franchises in the United States of America.  IRSA´s Hotels segment had assets of Ps. 509.1 million as of June 30, 2011 and Ps. 727.2 million as of June 30, 2012, representing 8.1% and 11%, respectively, of its consolidated assets at such dates, and generated operating income of Ps. 12.2 million and an operating loss of Ps. 14.4 million during our 2011 and 2012 fiscal years, representing 2.1% and (2.0)%, respectively, of its consolidated operating income for such years.

Banco Hipotecario. During fiscal year 2012, IRSA maintained our 29.77% equity interest in Banco Hipotecario, held in the form of Class D shares, which are currently entitled to three votes per share, affording IRSA, as of this fiscal year end, a right to 46.46% of the total votes which can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2012, IRSA’s investment in Banco Hipotecario represented 15.5% of its consolidated assets, and during fiscal years ended June 30, 2010, 2011 and 2012, this investment generated gain for Ps. 151.6 million, Ps. 76.7 million and Ps. 105.0 million, respectively.

International. IRSA has acquired through the subsidiary I Madison, 49% equity interest in Rigby 183, which main asset is an office building located at Madison Avenue in the City of New York. We also have a 49% interest in New Lipstick, whose main asset is the “Lipstick” office building located in New York City. In addition, jointly with subsidiaries, IRSA acquired and then partially sold equity interests in a Real Estate Investment Trust (REIT), called Hersha (NYSE: HT), which holds a controlling interest in 64 hotels in the United States, totaling around 9,221 rooms. As of June 30, 2012, IRSA hold a 9.13% stake in the company. In February 2012, through the subsidiary Real Estate Strategies, L.P., consummated the transaction for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. in an aggregate amount of US$ 30,000,000.  Such preferred shares will bear an annual 6.25% preferred dividend and will carry the same voting rights as common shares which is focused on middle-class and long-stay hotels in 23 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others. In September, 2012, IRSA International LLC agreed to acquire 100% of Rigby Madison LLC’s equity interest in the company Rigby 183 LLC, equivalent to 33.36% (for more information please see “Recent Developments”).  On September 4, 2012, IRSA, directly and indirectly sold 2,000,000 common shares of Hersha for a total of US$ 9.7 million. After this transaction the Company’s direct and indirect interest in Hersha accounts for 8.12%. (for more information please see “Recent Developments”).

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

International. In the past, IRSA has made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. IRSA acquired on December 2011 through a subsidiary, in which we hold a 49% equity interest, an office building located at Madison Avenue in the City of New York. We also have a 49% interest in a US company, which principal asset is the “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we acquired and then partially sold equity interests in a Real Estate Investment Trust, called Hersha (NYSE: HT), which holds a controlling interest in 64 hotels in the United States, totaling around 9,221  rooms. As of June 30, 2012, IRSA holds a 9.13% stake in the company. IRSA intends to continue evaluating -on a selective basis- real estate investment opportunities outside Argentina as long as they offer attractive investment and development options.

Shopping Centers

Overview

Through IRSA, we are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2012, Alto Palermo operated and owned majority interests in thirteen shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two of which are located in the greater Buenos Aires (Alto Avellaneda and Soleil Factory) and the other rest of which are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and La Ribera shopping in the City of Santa Fe.

As of June 30, 2012, IRSA owned 95.6% of Alto Palermo. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related GDSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2012, IRSA owned US$31.7 million of Alto Palermo’s convertible notes due July 2014. If IRSA, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 97.5% of its fully diluted capital.

As of June 30, 2012, Alto Palermo’s shopping centers comprised a total of 309,021 square meters of gross leasable area. For fiscal period 2012, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 98.4%.

As a result of APSA’s acquisition of several shopping centers, IRSA centralized management of its shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2012:

	Date of Acquisition	Leasable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book Value (Ps./000) (5)
					2012	2011	2010
Shopping Centers (6)
Alto Palermo	11/97	18,701	100.0%	98.3%	149,377	120,338	98,020	253,763
Abasto Shopping (7)	07/94	37,711	100.0%	99.1%	149,544	118,259	91,304	314,874
Alto Avellaneda	11/97	36,943	100.0%	96.1%	98,572	77,121	59,833	155,606
Paseo Alcorta	06/97	14,107	100.0%	100.0%	63,575	52,027	42,714	131,525
Patio Bullrich	10/98	11,684	100.0%	100.0%	54,448	45,033	37,254	132,034
Alto Noa Shopping	03/95	19,038	100.0%	98.9%	25,819	19,275	13,701	38,788
Buenos Aires Design	11/97	13,769	53.7%	100.0%	20,026	17,329	14,613	15,925
Alto Rosario Shopping (7)	11/04	27,691	100.0%	97.6%	59,070	42,642	30,821	135,352
Mendoza Plaza Shopping	12/94	42,237	100.0%	96.4%	48,694	36,441	27,206	123,828
Fibesa and Others (8)	-	N/A	100.0%	N/A	52,568	35,832	24,928	-
Neuquén (9)	07/99	N/A	98.1%	N/A	-	-	-	22,539
Dot Baires Shopping (10)	05/09	49,527	80.0%	99.4%	101,023	77,169	64,515	479,587
Córdoba Shopping Villa Cabrera	12/06	15,191	100.0%	99.6%	25,643	19,113	13,446	76,153
Soleil Factory	07/10	14,712	100.0%	100.0%	19,046	14,200	-	74,474
La Ribera Shopping	08/11	7,710	50.0%	98.7%	4,327	-	-	18,814
TOTAL SHOPPING CENTERS		309,021		98.4%	871,732	674,779	518,355	1,973,262

Consumer Financing Revenues (11)	-	N/A	20.0%	N/A	4,836	68,576	265,346	-

GENERAL TOTAL (12)		309,021	90.1%	98.4%	876,568	743,355	783,701	1,973,262

Notes:
(1) Total leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area on the last day of the period.
(3) APSA’s effective interest in each of its business units. IRSA has a 94.9% interest in APSA.
(4) Corresponds to total leases, consolidated as per the Technical Resolution 21 method.
(5) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include works in progress.

(6) Through Alto Palermo.
(7) Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).
(8) Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9) Land for the development of a shopping center.
(10) During May 2009, a shopping center, a hypermarket and a movie theater complex were opened.
(11) APSA’s interest in Tarshop was 100% until August 31st, 2010 and as from September 1st, 2010 was 20%. APSA’s interest in Apsamedia is 100%.
(12) Corresponds to the “shopping center” business unit mentioned in Note 3 to the Consolidated Financial Statements; includes revenues from Consumer Financing (Tarshop and Apsamedia S.A.).

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which APSA had an interest for the periods shown below:

	Fiscal year ended June 30, (1)
	2010	2011	2012
	Ps.	Ps.	Ps.
Abasto	926,372,674	1,227,371,682	1,537,349,000
Alto Palermo	879,728,390	1,100,349,096	1,304,634,155
Alto Avellaneda	885,195,429	1,132,631,269	1,466,931,540
Paseo Alcorta	414,651,556	525,752,301	667,798,781
Patio Bullrich	344,789,105	432,319,411	498,544,904
Alto Noa	280,241,284	381,181,135	500,371,767
Buenos Aires Design	140,973,530	188,474,744	235,770,387
Mendoza Plaza	559,359,204	733,370,200	929,143,182
Alto Rosario	419,143,398	610,931,563	825,191,098
Córdoba Shopping- Villa Cabrera	164,257,027	244,188,789	340,253,887
Dot Baires Shopping	763,527,536	985,671,886	1,271,165,087
Soleil Factory Shopping	-	204,076,974	254,050,011
La Ribera Shopping (3)	-	-	135,223,709
Total sales (2)	5,778,239,133	7,766,319,050	9,966,427,508

(1)
Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)	Excludes sales from the booths and spaces used for special exhibitions.
(3)	Includes accumulated results since acquisition on August 2011.

Lease Expirations

The following table shows a schedule of estimated lease expirations for our shopping center for leases in effect as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Agreements Expiration as of June 30:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire (sqm)	Square Meter Percentage of Leases to Expire (%)	Amount of Lease Agreements to Expire (Ps.)	Percentage of Lease Agreements to Expire (%)
2013	664	103,690	33%	145,092,597	36%
2014	376	52,329	17%	99,292,382	25%
2015	321	49,033	16%	90,799,050	23%
2016 and subsequent years	115	103,970	34%	63,471,693	16%
Total (2)	1,476	309,022	100%	398,655,722	100%

(1)	Including the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.
(2)	Including the base rent and does not reflect our ownership interest in each property.

Occupancy Rate

The following table shows the occupancy rate of each shopping center during fiscal years ended June 30, 2010, 2011 and 2012:

	As of June 30,
	2010	2011	2012
Abasto	99.6	99.8	99.1
Alto Palermo	100.0	100.0	98.3
Alto Avellaneda	96.0	96.3	96.1
Paseo Alcorta	97.5	99.2	100.0
Patio Bullrich	99.7	100	100.0
Alto NOA	99.9	100	98.9
Buenos Aires Design	98.4	98.6	100.0
Mendoza Plaza	93.1	95.2	96.4
Alto Rosario	93.7	98.1	97.6
Córdoba Shopping Villa Cabrera	98.8	98.1	99.6
Dot Baires Shopping	100	99.7	99.4
Soleil	—	87.8	100.0
La Ribera Shopping	—	—	98.7
Weighted Average	97.5	97.6	98.4

Rental Price

The following table shows the annual rental price per square meter for the fiscal years ended June 30, 2012, 2011 and 2010:

	Fiscal year ended June 30, (1)
	2010 (Ps.)	2011 (Ps.)	2012 (Ps.)
Abasto	1,986.8	2,549.5	3,171.3
Alto Palermo	4,033.8	4,995.7	6,192.8
Alto Avellaneda	1,469.2	1,877.6	2,375.6
Buenos Aires Design	810.2	959.7	1,074.5
Paseo Alcorta	2,498.9	3,233.6	3,871.2
Patio Bullrich	2,673.9	3,201.7	3,791.1
Alto NOA	658.6	920.3	1,230.6
Alto Rosario	948.4	1,336.5	1,906.9
Mendoza Plaza	598.8	804.9	1,032.4
Córdoba Shopping- Villa Cabrera	731.6	1,104.0	1,459.2
Dot Baires Shopping	1,081.9	1,288.4	1,657.3
Soleil	—	870.5	1,129.1
La Ribera Shopping	—	—	1,017.3

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

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

Alto Palermo charges to its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most of the leases, a tenant’s Base Rent generally increases between 7% and 12% on an annual and cumulative basis as from the thirteenth (13th) month of effectiveness of the lease. Although many of the lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that Alto Palermo may be able to enforce such clauses contained in its lease agreements. The readjustment clause is based on the past year´s gross profit. Alto Palermo calculates the monthly variation (growth) of the gross income for each store taking into consideration the variation between the same months of the past year. If such growth is higher to the adjustment of base rent, then Alto Palermo charge 5.5% of such increase to its tenants for the upcoming 12 months; but if the growth of the average monthly gross sales is lower of such adjustment of the base rent, then Alto Palermo applys an adjustment rate between 7% and 12%.

In addition to rent, Alto Palermo charge most of its tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments, range between 3 and 6. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo consent.

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

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of shopping center revenues for the fiscal years ended June 30, 2010, 2011 and 2012:

	Accumulated Tenants’ Sales as of June 30 for the fiscal periods (in millions of Ps.)
Type of Business	2012	2011	2010
Anchor Store	708.2	571.6	449.7
Clothes and footwear	4,932.8	3,801.0	2,754.2
Entertainment	351.5	262.8	180.2
Home	1,795.6	1,468.8	1,172.9
Restaurant	937.4	701.6	495.9
Miscellaneous	1,186.2	918.7	691.4
Services	54.7	41.8	33.9
Total	9,966.4	7,766.3	5,778.2

Detailed Information About Each of APSA’s Shopping Centers

Set forth below is a brief description of APSA’s shopping center portfolio.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 146-store shopping center that opened in 1990 and is located in the densely populated middle-income neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access at the intersection of Avenues Santa Fe and Coronel Díaz. Alto Palermo Shopping has a total constructed area of 65,029 square meters (including parking lot) that consists of 18,701 sqm of gross leasable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars for a fee over an area of 32,405 square meters. The shopping center target customer is a middle-income shopper aged between 28 to 40 years old.

In the fiscal year ended on June 30, 2012, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 1,304.6 million, which represents annual sales for approximately Ps. 69,762.1 per square meter. Total rental income increased from about Ps. 121.2 million for fiscal year ended June 30, 2011 to Ps. 151.5 million for fiscal year ended June 30, 2012, accounting for monthly income per square meter of gross leasable area equal to Ps. 539.9 in 2011 and Ps. 675.2 in 2012.

As of June 30, 2012, the occupancy rate was 98.3%.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 140-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. This shopping center is located near a railway station and close to downtown Buenos Aires City. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking lot) that includes 36,943 sqm of gross leasable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, a 20-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leasable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,466.9 million, which represents annual revenues for approximately Ps. 39,708.41 per square meter. Total rental income increased from Ps. 77.2 million for fiscal year ended June 30, 2011 to Ps. 99.1 million for fiscal year ended June 30, 2012, which accounted for a monthly income per square meter of gross leasable area of Ps. 175.5 in 2011 and Ps. 223.5 in 2012.

As of June 30, 2012, the occupancy rate was 96.1%.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking lot) that consists of 14,107 square meters of gross leasable area. Paseo Alcorta has a 12-restaurant food court and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. It is a three-level shopping center that includes a parking lot that charges a fee (as from June 2008) with approximately 1,300 spaces.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 667.8 million, which represents annual sales for approximately Ps. 47,339.46 per square meter. Total rental income increased from approximately Ps. 52.3 million in fiscal year ended June 30, 2011 to Ps. 64.29 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leasable area of Ps. 313.4 in 2011 and Ps. 379.8 in 2012.

As of June 30, 2012, the occupancy rate was 100%.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 173-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by Carlos Gardel subway station; it is six blocks away from Once railway station and near the highway to Ezeiza International Airport. Abasto Shopping opened on November 10, 1998. Our investment in Abasto amounted to US$ 111.6 million. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center (including parking lot and common areas), with approximately 37,711 square meters of gross leasable area (41,443 sqm including Museo de los Niños). Abasto is ranked #4 in terms of gross leasable area in Argentina. The shopping center is near Torres de Abasto, our apartment complex, and Coto supermarket.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,537.3 million, which represents annual sales for approximately Ps. 40,766.5 per square meter. Total rental income increased from approximately Ps. 118.7 million in fiscal year ended June 30, 2011 to Ps. 150.5 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leasable area of Ps. 262.1 in 2011 and Ps. 332 in 2012.

As of June 30, 2012, the occupancy rate was 99.1%.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 82-store shopping center that opened in 1988. Patio Bullrich was the first shopping center that started operations in the City of Buenos Aires. Our company purchased Patio Bullrich on October 1, 1998 for US$ 72.3 million. Patio Bullrich has a total constructed area of 29,982 square meters (including parking lot) that consists of 11,684 sqm of gross leasable area and common areas consisting of 12,472 square meters. The shopping center includes a four-screen multiplex movie theatre with capacity to seat 1,381 people and a 12-store food court. The four-story shopping center has a parking lot that charges a fee with 215 spaces over an area of 4,825 square meters.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 498.5 million, which represents annual sales for approximately Ps. 42,669.46 per square meter. Total rental income increased from approximately Ps. 45.1 million in fiscal year ended June 30, 2011 to Ps. 54.7 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leasable area of Ps. 320 in 2011 and Ps. 390.2 in 2012.

As of June 30, 2012, the occupancy rate was 100%.

Alto Noa, Salta, Province of Salta. Alto Noa is a 92-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,867 square meters of gross leasable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 500.4 million, which represents annual sales for approximately Ps. 26,282.75 per square meter. Total rental income increased from approximately Ps. 19.3 million in fiscal year ended June 30, 2011 to Ps. 25.8 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leasable area of Ps. 84.6 in 2011 and Ps. 113.3 in 2012.

As of June 30, 2012, the occupancy rate was 98.9%.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 62-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zones in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,769 square meters of gross leasable area and 8 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 235.8 million, which represents annual sales for approximately Ps. 17,123.4 per square meter. Total rental income increased from approximately Ps. 17.3 million in fiscal year ended June 30, 2011 to Ps. 20.1 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leasable area of Ps. 104.9 in 2011 and Ps. 121.9 in 2012.

As of June 30, 2012, the occupancy rate was 100%.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 146 stores, located in the City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,646 square meters of gross leasable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2012, the public visits to the shopping center generated nominal retail sales that totaled approximately Ps. 825.2 million, which represents annual sales for approximately Ps. 29,799.1 per square meter. Total rental income increased from approximately Ps. 42.7 million in fiscal year ended June 30, 2011 to Ps. 59.4 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leasable area of Ps. 124.3 in 2011 and Ps. 178.7 in 2012.

As of June 30, 2012, the occupancy rate was 97.6%.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza Shopping is a 150-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 40,659 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 22 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2012, the public visits to the shopping center generated nominal retail sales that totaled approximately Ps. 929.1 million, which represents annual sales for approximately Ps. 21,998 per square meter. Total rental income increased from approximately Ps. 36.5 million in fiscal year ended June 30, 2011 to Ps. 49.1 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leasable area of Ps. 74.7 in 2011 and Ps. 96.8 in 2012.

As of June 30, 2012, the occupancy rate was 96.4%.

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping Villa Cabrera is a 106-store commercial center with a covered area of 35,000 square meters, consisting of 15,191 square meters of gross leasable area located in Villa Cabrera, City of Córdoba. It has a 12-screen movie theatre complex and a parking lot for 1,500 vehicles. In the fiscal year ended June 30, 2012, the public visitis to the shopping center generated nominal retail sales that totaled approximately Ps. 340.3 million, which represents annual sales for approximately Ps. 22,398.9 per square meter. Total rental income increased from Ps. 19.2 million in fiscal year ended June 30, 2011 to Ps. 26.0 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leasable area of Ps. 105.3 in 2011 and Ps. 142.8 in 2012.

As of June 30, 2012, the occupancy rate was 99.6%.

Dot Baires Shopping, City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, out of which 49,527 constitute gross leasable area, 155 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. Alto Palermo is owner of Dot Baires Shopping through an 80% ownership interest in this shopping center. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,271.2 million, which represents annual sales for approximately Ps. 25,665.9 per square meter. Total rental income increased from approximately Ps. 76.6 million in fiscal year ended June 30, 2011 to Ps. 100.9 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leasable area of Ps. 128.8 in 2011 and Ps. 169.9 in 2012.

As of June 30, 2012, the occupancy rate was 99.4%.

Soleil Factory, San Isidro, Province of Buenos Aires. Soleil Factory is a one-story shopping center, with a surface area of 48,313 square meters, 14,091 square meters of which are gross leasable area, in respect of which APSA is also authorized to build more than 9,697 square meters. It comprises 74 stores and 2,335 parking spaces. Soleil Factory opened in Argentina more than 25 years ago and we are turning it into a top-brand outlet.  In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 254.1 million, which represents period average sales for approximately Ps. 17,267.9 per square meter. Total rental income increased from approximately Ps. 14.2 million in fiscal year ended June 30, 2011 to Ps. 19.1 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leasable area of Ps. 84 in 2011 and Ps. 108.2 in 2012.

As of June 30, 2012, the occupancy rate was 100.0%.

La Ribera Shopping, City of Santa Fe. On June 15, 2011, Alto Palermo, directly and through its controlled company Torodur, acquired a fifty-percent interest in the stock of Nuevo Puerto Santa Fe (“NPSF”), a company that is the tenant of a property where it constructed the shopping center and where the shopping center currently operates.The price agreed upon for such acquisition of a 50% interest is US$ 4.5 million payable in 19 monthly installments without recognizing financing interest, and the last installment is due in February 2013.

The purchase of NPSF's shares was conditional upon Ente Administrador Puerto Santa Fe approving the change in the shareholding structure of NPSF and Caja de Asistencia Social Lotería de Santa Fe not raising any objection thereto. As such conditions were met, on August 18, 2011, the shares were transferred. Furthermore, NPSF and Casino Puerto Santa Fe (CPSF) executed a sub-concession agreement which replaces the previous lease agreement held by NPSF.

Accordingly, APSA became the owner of 33.33% and its controlled company Torodur became the owner of 16.66% of the shares, which in the aggregate account for 50% of the capital stock and voting rights of NPSF. In turn, GRAINCO S.A. became the owner of the remaining 50% interest.

La Ribera Shopping is located in an area of  43,219 square meters, with 48 retail stores and one 7-screen 2D and 3D multiplex movie theatre, the last screening room of which was opened in August 2012 and features state-of-the-art sound and image technology. It has also a Cultural Center consisting of 510 square meters, and 24,553 square meters including Outdoor Areas and free-of-charge Parking Lot. The gross leasable area consists of approximately 7,710 square meters.

The shopping center is strategically located within the Port of Santa Fe, the most developed area in terms of real estate in the City of Santa Fe, 27 km away from the City of Paraná and 96 km away from the City of Rafaela. Its sorrounding area of customers represents a potential market consisting of over one million people.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 135.2 million, which represents period average sales for approximately Ps. 437.59 per square meter. Total rental income amounted to Ps. 8.65 million in fiscal year ended June 30, 2012 which accounts for monthly revenues per square meter of gross leasable area of Ps. 93.5.

As of June 30, 2012, the occupancy rate was 98.7%.

Control Systems

APSA has a computer system to monitor tenants’ sales in all of our shopping centers (except Nuevo Puerto Santa Fe) . We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. We use the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with in respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto NOA, Dot Baires, Córdoba Shopping, Soleil and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Related Business

Consumer financing segment

APSA operates a consumer financing business through its wholly-owned subsidiary Metroshop and its affiliate Tarshop. On December 29, 2009, APSA entered into an agreement to sell shares representing 80% of Tarshop’s stock to Banco Hipotecario for US$26.8 million, which sale was approved by the Central Bank on August 30, 2010. As a result, on September 13, 2010, APSA transferred 107,037,152 common shares of Tarshop to Banco Hipotecario, maintaining only 20% of Tarshop’s capital stock. Due to this sale, the Consumer financing segment will have a less significant impact on APSA’s results of operations going forward. As part of the sale, APSA agreed to not compete for 5 years in the credit card and/or consumer business in which Tarshop has a presence. APSA acquired 50% of the capital stock of Metroshop from Tarshop on May 21, 2010, and the remaining 50% from Metronec S.A. on January 13, 2011. Metroshop has agreed to sell to Tarshop its credit card portfolio comprised by delinquent accounts of less than 60 days, among other assets. As of the date of this annual report, APSA is analyzing various possibilities in order to define the future operations of Metroshop S.A.. On July 20, 2011, the general extraordinary shareholders’ meeting of Metroshop S.A. unanimously approved the change of its corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities.

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

During fiscal year ended June 30, 2012, revenues from our Development and sale of properties segment were Ps. 328.4 million, compared to Ps. 341.1million in the fiscal year ended June 30, 2011.

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

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2012, 2011 and 2010:

Sales and Development Properties

Developments	Date of Acquisition	Estimated /Real Cost (in thousands of Ps.) (1)	Area intended for sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of Ps.) (5)	Accumulated Sales as of June 30, (in thousands of Ps.) (6)			Book Value (in thousands of Ps.)(7)
									2012	2011	2010	2012
Residential Apartments
Torres Renoir	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	-	-	142	-
Caballito Nuevo (16)	11/03/97	-	2,966	20	100.00%	100.00%	81.18%	48,418	9,248	39,170	-	2,150
Torres de Rosario (8) (15)	04/30/99	-	4,893	77	95.59%	100.00%	3.08%	10,720	9,190	1,530	-	16,418
Libertador 1703/1755 (Horizons) (14) (17)	01/16/07	399,355	44,648	467	50.00%	100.00%	100.00%	124,176	124,176	92,362	-	113,168
Other Residential Apartments (9)	N/A	231,677	158,747	1,660				310,084	371	1,599	117	84,941
Subtotal Residential Apartments		653,893	216,637	2,252				547,338	142,985	134,661	259	216,677

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	5,137	4	100.00%	100.00%	99.50%	237,062		1,607	5,067	1,860
El Encuentro (18)	11/18/97	-	26,373	22	100.00%	100.00%	64.24%	13,742	10,260	20,665	3,482	2,922
Villa Celina I, II and III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	-	-	-	-
Subtotal Residential Communities		135,697	107,480	245				264,832	10,260	22,272	8,549	4,782

Land Reserves
Puerto Retiro	05/18/97		82,051	-	50.00%	0.00%	0.00%	-	-	-	-	54,270
Santa María del Plata	07/10/97		715,951	-	100.00%	0.00%	10.00%	-	-	-	-	159,243
Pereiraola	12/16/96		1,299,630	-	100.00%	0.00%	100.00%	46,311	-	-	46,311	-
Terreno Rosario (8)	04/30/99		31,000	-	95.59%	0.00%	100.00%	38,345	27,273	22,931	-	-
Terreno Caballito	11/03/97		7,451	-	100.00%	0.00%	100.00%	-		52,658	-	-
Neuquén (8)	07/06/99		4,332	1	95.59%	0.00%	100.00%	-		9,102	-	-
Terreno Baicom	12/23/09		6,905	-	50.00%	0.00%	0.00%	-	-	-	-	4,459
Canteras Natal Crespo	07/27/05		4,300,000	-	50.00%	0.00%	0.00%	337	64	63	21	5,971
Lujan	05/31/08		1,160,000	-	100.00%	0.00%	0.00%	-	-	-	-	40,102
Thames	11/01/97		87,300	-	100.00%	0.00%	100.00%	20,022	20,022	-	-	-
Terreno Beruti (8)	06/24/08		3,207	-	95.59%	0.00%	100.00%	-	-	75,373	-	-
Pilar	05/29/97		740,237	-	100.00%	0.00%	0.00%	-	-	-	-	3,408
Coto Air Space (8)	09/24/97		24,000	-	95.59%	0.00%	0.00%	-	-	-	-	16,110
Torres Jardín IV	07/18/96		3,176	-	100.00%	0.00%	100.00%	-	-	11,480	-	-
Terreno Caballito (8)	10/22/98		23,389	-	95.59%	0.00%	0.00%	-	-	-	-	45,814
Patio Olmos (8)	09/25/07		5,147	-	95.59%	100.00%	0.00%	-	-	-	-	33,475
Other Land Reserves (11)	N/A		14,455,235	3				2,213	-	1,969	1,172	79,929
Subtotal Land Reserves			22,949,011	4				107,228	47,359	173,576	47,504	442,781

Others
Madero 1020	12/21/95		5,069	N/A	100.00%	100.00%	100.00%	18,848	-	-	71	-
Della Paolera 265	08/27/07		472	N/A	100.00%	100.00%	100.00%	6,850	-	-	-	-
Madero 942	08/31/94		768	N/A	100.00%	100.00%	100.00%	6,137	-	-	-	-
Dock del Plata	11/15/06		7,942	N/A	100.00%	100.00%	100.00%	84,206	-	-	42,136	-
Libertador 498	12/20/95		2,484	N/A	100.00%	100.00%	100.00%	93,558	10,600	10,504	46,608	-
Sarmiento 517	01/12/94		39	N/A	100.00%	100.00%	100.00%	233	233	-	-	-
Edificios Costeros	03/20/97		734	N/A	100.00%	100.00%	100.00%	68,580	69,040	-	68,580	-
Libertador 602	01/05/96		677	N/A	100.00%	100.00%	100.00%	10,948	-	-	10,948	-
Museo Renault	12/06/07		1,275	N/A	100.00%	100.00%	100.00%	47,927	47,927	-	-	-
Laminar	03/25/99		6,521	N/A	100.00%	100.00%	100.00%	74,510	-	-	-	-
Reconquista 823	11/12/93		5,016	N/A	100.00%	100.00%	100.00%	31,535	-	-	-	-
Locales Crucero I			192	N/A	100.00%	100.00%	100.00%	2,006	-	-	-	-
Others (12)	N/A		7,017	N/A	N/A	N/A	N/A	25,283	-	61	912	-
Subtotal Others			38,206					470,621	127,800	10,565	169,255	-

TOTAL (13)		789,590	23,311,334	2,501				1,390,019	328,404	341,074	225,567	664,240

Notes:
(1) Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects already developed or under development
 (adjusted for inflation as of 02/28/03, if applicable).-

(2) Total area intended for sale upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces but excluding common areas). In the case of Land Reserves the land area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales made under the preliminary sales agreements for which no title deed has been executed yet.

(5) Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.-
(6) Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.-
(7) Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of June 30, 2012, adjusted for inflation as of 02/28/03.
(8) Through Alto Palermo S.A.-
(9) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito barter receivable and Pereiraola lots through IRSA.

(10) Includes the sales of Abril’s shares.
(11) Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Other APSA (Through APSA)

(12) Includes the following properties: Puerto Madero Dique XIII (fully sold). It also includes income from termination and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.

(13) Corresponds to the “Development and sale of properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(14) Owned through CYRSA S.A.
(15) Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress of parcel “G” at June 30, 2011 is 100% and of parcel “H” is 100%.

(16) 97% of the area was sold under deed.
(17) Gains derived from 99.4% of sales have been recognized as Net Realizable Value.
(18) 88% of the area was sold under deed.

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

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2012, two spaces for motorcycle parking were pending sale.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2012 it is fully sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2012, the project is finished and only 2 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that IRSA converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters This development project targets the upper-income market. Palacio Alcorta has 165 parking spaces and also seven retail units that belong to IRSA. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2012, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meters parking/storage space, respectively. These buildings were included with the assets that IRSA acquired in November 1997 from Pérez Companc. As of the date of this annual report, 100% of both towers was sold.

Villa Celina, Province Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. IRSA has been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2012, 100% of the project had been sold.

Torres Renoir, Dique III. During fiscal year 2006 IRSA closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 stories. Located in Dique III in Puerto Madero, City of Buenos Aires, this project was directed to a medium-high income public. The project includes amenities and high-class services. As of June 30, 2012, the works were completed and the units were fully sold.

Apartment Projects Currently Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which sold to Koad plot number 36 of “Terrenos de Caballito” whereby KOAD S.A. has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters, totaling approximately 28,000 saleable square meters. The project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to us 118 apartments and 61 parking lots in the first tower, representing 25% of the total square meters for sale. As of June 30, 2012, 9 apartments and 11 parking spaces are still pending sale.

Vicente López, Olivos, Province of Buenos Aires “Horizons Project”. In January, 2007, IRSA acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) through the delivery of certain units of the building to be constructed in the land owned by Rummaala S.A. in the amount of US$16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala S.A. acquired a plot of land adjacent to its own property for a total purchase price of US$15.0 million, payable as follows: (i) US$0.5 million in cash; (ii) through the delivery of certain units of buildings Cruceros I and II in the amount of US$1.25 million and (iii) through the delivery of certain units of the building to be constructed in the land acquired for a total purchase price of US$13.25 million, within a 40-month term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the property located at Suipacha 652 was mortgaged.

In April 2007, IRSA created CYRSA S.A. in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. To that end, IRSA contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed Ps. 21.5 million (an amount equivalent to the value of the shares that IRSA contributed).

 IRSA entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA, which will operate under the name of IRSA - CYRELA.

IRSA-CYRELA’s development project in this plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires, which entailed a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including:  meeting room; work zone; heated swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March 2008 with immediate success.

As of June 30, 2012, preliminary sales agreements had been executed for 100% of our own units on sale. The Towers located in both blocks are completed and the title deeds of its units are being executed. Delivery of the last units is expected to be completed during fiscal year 2012-2013.

Residential Communities

In the residential communities market, IRSA acquire undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties IRSA build streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. IRSA seek to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

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

As of June 30, 2012, our residential communities for the construction of single-family homes for sale in Argentina had a total of 5,137 square meters of saleable area in Abril, and 26,373 sqm of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. IRSA have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18 hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2012, 99.6% of the property had been sold for an aggregate of over Ps. 240 million, with 5,137 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785 square meters with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar S.A., of which US$ 1.0 million were paid in cash and the balance of US$3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 square meters. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2012, after having started its commercialization in March 2010, 84 units have been sold; there are reserves for 6 units for an amount of US$ 0.82 million, and 22 units are available for sale.

Land Reserves

IRSA acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. IRSA has acquired what IRSA believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, IRSA has benefited from the improvement of land values during periods of economic growth. As of June 30, 2012, our land reserves totaled 25 properties consisting of approximately 2,160 hectares (including the lot in Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where IRSA hold interests through our subsidiary Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. Through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”) IRSA is the owner of this property. IRSA intends to develop this property for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, IRSA have sold 10% of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$1.5 million was made and the balance of US$9.1 million was capitalized in September 2010.

In September 2010, IRSA acquired through E-Commerce Latina S.A. 100% of the capital stock of Unicity for an amount of US$ 2.5 million. Unicity capitalized its US$ 9.1 million debt with us and IRSA received in exchange 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce Latina S.A. the remaining 11.39%. Following this transaction, IRSA owns 100% of capital stock of Solares de Santa María.

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

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan, due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07, and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity of the Decree No. 1584/07, IRSA entered into an agreement 5/10 that was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval. Once approved, these regulations will have the hierarchy of a law.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so IRSA has initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meters financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. IRSA owns a 50% indirect interest in Puerto Retiro through our subsidiary Inversora Bolívar S.A.

Caballito plot, Ferro Project. This is a property of approximately 23,791 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. The zoning for the property allows the development of a 30,000 square meters shopping center, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. IRSA is currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property which already has the consent of the Executive Branch.

Beruti plot. During June 2008, APSA acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires near to our Shopping Center known as “Alto Palermo Shopping”. The property has a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

In October 2010, the lot was sold to TGLT S.A. (“TGLT”) for US$ 18.8 million. APSA received US$ 10.7 million in cash upon the execution of the preliminary purchase and sale agreement. As consideration for the balance, APSA will receive 17.33% of the apartments’ saleable area, 15.82% of the residential parking spaces and 170 business parking spaces located in the first and second underground levels . As collateral for the transaction, TGLT delivered to APSA a performance bond for US$ 4.0 million and a first-degree mortgage in favor of APSA for US$ 8.1 million, over the lot. Delivery is expected to take place in November 2013.

Terreno Paraná. On June 30, 2009, APSA  executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which at the beginning of July 2010, the sum of US$ 0.05 million was paid as advance payment, in August 2010 US$ 0.1 million was paid, and the remaining US$ 0.35 million will be paid upon the execution of the title deed.

Caballito plot. During this fiscal year, IRSA and TGLT executed a barter deed pursuant to which IRSA transferred to TGLT under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, TGLT agreed to carry out in the property a real estate development for residential use. In exchange for the transfer of the property, APSA will receive non-cash considerations equivalent to US$ 12.75 million, which consist in transferring under barter to APSA certain home units in the buildings to be built which will represent 23.1% of the saleable area and 21.1% of the parking spaces. As security for the transaction, TGLT has granted to us a first-degree mortgage over the property in the amount of US$ 12.75 million.

Pursuant to the Barter Deed executed by the parties the units in Tower 1 will be delivered in October 2014, the units in Tower 2 will be delivered in April 2015 and the units in Tower 3 will be delivered in October 2015.

Coto Residential Project. Alto Palermo owns approximately 24,000 square meters in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo and Coto Centro Integral de Comercialización S.A. (“Coto”) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. On July 25, 2008, an exchange agreement was executed, pursuant to which APSA would transfer to Cyrsa 112 parking units and the rights to erect on top of the hypermarket two building towers if certain conditions are met. In exchange, Cyrsa would deliver to APSA an undefined number of units in the building to be erected equivalent to 25% of the square meters. On September 17, 2010, the exchange agreement was terminated.

Baicom plot. On December 23, 2009, IRSA acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps. 4.5 million. The property’s total surface area is 6,905 square meters and there is a construction permit associated for 34,500 square meters in accordance with the City of Buenos Aires urban construction rules and regulations.

Arcos del Gourmet. In December 2011, Alto Palermo started to develop “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. This project, which will follow a urban space model, aspires to be a distinct proposal, offering a variety of premium brands in an open-air environment. This new urban space is expected to open in the spring of 2013, and it will add approximately 13,000 square meters of gross leasable area and 70 stores to APSA’s portfolio, featuring its fourteenth shopping center.

Land Reserves in the Province of Buenos Aires

Sale of Pereiraola, Hudson. Pereiraola S.A., was a subsidiary that owned 130-hectare undeveloped property adjacent to Abril, a private residential community developed by us.

On April 21, 2010, IRSA entered into a purchase and sale agreement with a third party by means of which IRSA agreed to sell 100% of Pereiraola S.A.’s capital stock. The purchase price of the transaction was set at US$11.8 million plus VAT, which represented a gain of Ps.21.7 million over book value.

On June 25, 2010, IRSA accepted a purchase bid for US$11.8 million, to be paid partly in cash and partly in kind. For the cash-based payment, the buyer has paid to us US$1.9 million. The US$7.8 million balance will be paid in four semi-annual, equal and consecutive installments of US$1.9 million each. On September 30, 2010, IRSA received US$1.05 million as an advance on the first installment. As to the non-monetary part of the purchase price, the buyer will transfer ownership to us over certain lots within the 36 months following the date its bid was accepted.

Late in July 2012, the buyer paid the monetary portion of consideration and therefore only delivery of the promised lots is pending.

To secure payment of the price, the buyer sets up a pledge over Pereiraola S.A.’s shares, which remain in our custody. Besides, the buyer created a first-degree mortgage in our favor over the property.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. IRSA are considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, IRSA do not have a cost estimate or financing plan.

Land Reserves in Other Provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns a block of land of approximately 50,000 sqm divided into 8 smaller plots in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2011, two of the plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H).

As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), in December 2011 Condominios del Alto S.A. transferred 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface area to be constructed in this property). These units are already for sale since May 2010.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios del Alto S.A. will transfer 42 apartments, with a total constructed surface area of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface area to be constructed in this property). The degree of completion of parcel 2-H is 84%.

As of June 30, 2012, the rest of the parcels of Block 2 had been sold, as per the following detail. Parcel 2-A was sold for US$ 4.2 million and its title deed was executed in June 2011; parcel 2-B was sold for US$ 1.51 million and its title deed was executed in June 2011; parcel 2-C was sold for US$ 1.51 million and its title deed was executed in June 2011; parcel 2-D was sold for US$ 1.54 million, to be collected in 5 installments (4 installments of US$ 0.257 million collected in February, July and August 2011, a fourth one collected in November 2011 and the fifth one collected in February 2012 for US$ 0.513 million, on which date the title deed was executed in the name of buyer); parcel 2-E was sold for US$ 1.43 million and its title deed was executed in May 2010; and parcel 2-F was sold for US$ 1.93 million and its title deed was executed in June 2011. On December 28, 2011 Condominios del Alto transferred to APSA title to the 15 apartment units and 15 parking spaces comprising the non-monetary portion of consideration under the Barter Agreement for 2G parcel entered into in October 2007. Therefore, APSA discharged the mortgage on the property that secured payment of the consideration.

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

As of June 30, 2012, the project had been completed and 7 apartments with parking space had been sold, with 8 apartments, 8 parking spaces and one storage space being available for sale.

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

As of June 30, 2012 the project had been completed and deliveries are in progress, with 35 apartments (3,601 sqm), 41 parking spaces and 5 storage spaces being available for sale.

Neuquén Project, Province of Neuquén. The main asset of the project is a plot of land of approximately 50,000 sqm. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby IRSA was required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project. The respective modifications to the blueprints mentioned were filed on October 19, 2009. Then, the Municipality of Neuquén raised some objections that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the blueprints filed and imposed a 30-day term for filing them. Finally, APSA was notified that the architectural project had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 running days for the start of the shared works. APSA submitted the working plans for the first stage of the works (which contemplate the construction of the Shopping Center and the Hypermarket) and was granted the authorizations necessary to start working. On July 5, 2010, well within the 90-running day term already mentioned, APSA started the shared works.

 The first stage of the works is to be finished in a maximum 22-month period counted as from the date of commencement of the construction works. In the event of a breach of the conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to IRSA be returned.

 On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. US$ 119 thousand as price for the sale of a lot of approximately 4,332 sqm located in the surroundings of the property that will host the shopping center, though separate from it, in the framework of the negotiations conducted with the Municipality of Neuquén.

As of June 30, 2011, the area that was planned to be used for construction of a hypermarket had been sold to a subsidiary of Coto.

On June 4, 2012, pursuant to an agreement entered into between Shopping Neuquén S.A. and the Municipality of Neuquén, a new extension was agreed to resume works on the site, following appointment of a new constructor. The new deadlines contemplate the appointment of a constructor and resumption of works.

Ex-Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006, IRSA participated in a public bidding process called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex-Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has a surface of 5,147 square meters. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two adjacent buildings with cinemas and a commercial annex connected to the property subject to the bid and connected by certain easement contracts. The building is under a concession contract granted by us effective for a 40-year term, expiring in February 2032. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed in our favor of the property where the Patio Olmos Shopping Center is currently operating.

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

Purchase of Nobleza Piccardo’s Plant

IRSA has acquired, through a subsidiary in which IRSA has a 50% interest, the property where Nobleza Piccardo has its manufacturing plant. It is located in the City of San Martin (Av. San Martín 601), in the Province of Buenos Aires; and due to its size and location it is an excellent site for the future development of different segments. The total area of its plot is 160,000 square meters with a built area of 81,786 square meters. According to the executed agreement, Nobleza Piccardo will lease 100% of the plot during the first year, releasing it partially until the 3rd lease year, at which moment it will release the whole plot.

During the first lease year, the rental area is 80,026 square meters including storehouses and offices and during the second year of lease, the leased area will be reduced to 27,614 square meters.

IRSA is preparing a Master Plan in order to apply before the authorities of San Martín’s Town Hall for the zoning parameters that will allow us to develop a mixed-use project.

On May 16, 2012,  the Municipality of San Martín approved the pre-feasibility application for business, entertainment, event, office and other uses.

On May 30, 2012, by accepting a letter of offer of shares APSA acquired 100% of IRSA's shares in Quality Invest S.A. (50% of all shares), a Company whose sole asset is the lot where the manufacturing plant and administrative offices of Nobleza Piccardo operated. The property area is 160,000 square meters, the built area is 80,000 square meters, and it is located only 200 meters away from the intersection of Av. San Martín and Av. General Paz in the district of San Martín.

The transaction amounted to US$ 9,700,000.

Other Land Reserves

Through IRSA, our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero. Finally, the Company (through Tyrus) acquired an interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department.

Hotels

At the end of the 1997 fiscal year, IRSA acquired the Hotel Llao Llao, IRSA’s first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, IRSA acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which IRSA owns through its subsidiary Inversora Bolívar S.A. In March 1998, IRSA acquired the Hotel Libertador. During fiscal year 1999, IRSA sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, IRSA sold 50% of its interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 IRSA increased its share in Inversora Bolivar S.A. by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding IRSA’s luxury hotels:

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of rooms	Average Occupancy (1)	Average price per room (Ps.) (1)	Accumulated sales as of June 30, (Ps. 000)			Book Value (Ps. 000)
						2012	2011	2010
Intercontinental (2)	11/01/97	76.34%	309	75%	695	85,977	78,841	64,092	52,476
Sheraton Libertador (3)	03/01/98	80.00%	200	85%	614	55,642	43,786	36,996	37,795
Llao Llao (4)	06/01/97	50.00%	201	21%	1,071	28,393	70,256	58,806	70,430
Terrenos Bariloche (4)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total	-	-	710	63%	701	170,012	192,883	159,894	182,601

Notes:
(1) Accumulated average in the twelve-month period.
(2) Indirectly owned through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(3) Indirectly owned through Hoteles Argentinos S.A.
(4) Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 IRSA acquired the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 with a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms. Although the average occupancy rate during the fiscal year 2012 was affected by the eruption of the Puyehué volcano in June 2011, the rate has shown a recovery during the last months.

Hotel Intercontinental, City of Buenos Aires. In November 1997, IRSA acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. and during fiscal year 2007 IRSA increased its share in Inversora Bolivar S.A. by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meters ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

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

International Investments

Acquisition of companies in the real estate business in the Republic of Uruguay. In the course of fiscal year 2009 IRSA acquired a 100% ownership interest in Liveck S.A. ("Liveck"), a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for US$ 7.8 million. The remaining 10% ownership interest in both companies is held by Banzey S.A. (“Banzey”). These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

The total purchase price for Zetol S.A. was US$ 7.0 million; there has been a down payment for US$ 2.0 million and it has been agreed that the balance shall be cancelled in 5 installments of US$ 1.0 million each, accruing interest at an annual 3.5% rate on outstanding balances, against the consummated launches of the projected construction or within a maximum term of 93 months counted as from the date of acquisition by IRSA. The sellers may choose to receive, in lieu of cash for the outstanding balances (principal plus interest), ownership over units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

The total price for the acquisition of Vista al Muelle S.A. was US$ 0.83 million, as follows: there has been a US$ 0.5 million down payment and it has been agreed that the balance will be cancelled within a maximum term of two years plus an annual 8% interest rate on balances.

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

Under the agreement for the purchase and sale of Zetol S.A. and Vista al Muelle S.A. and its respective addenda, Liveck has undertaken to acquire the shareholding held by Banzey (or by Ernesto Kimelman or by an entity owned by him, as applicable) in those companies and Banzey has agreed to sell the shares for the amount in US Dollars or in Uruguayan Pesos, as applicable, that any of them would have effectively contributed to Zetol S.A. and Vista al Muelle S.A., until the transaction is consummated.

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

On December 17, 2010, IRSA and Cyrela executed a stock purchase agreement pursuant in which IRSA purchased from Cyrela a 50% stake in Liveck S.A. for US$ 2.7 million. Accordingly, as of June 30, 2012, IRSA’s stake, through Tyrus S.A., in Liveck is 100%.

IRSA intends to carry out an urban project consisting in the construction of apartment buildings to be subsequently sold. The project has been granted the requisite “urban feasibility” status by the Mayor’s Office of the Canelones department and by its local legislature.

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

This restructuring took place on December 30, 2010. On such date, a principal payment of US$ 15.0 million (previously contributed by us) was made under the new restructured mortgage debt, reducing it from US$ 130.0 million to US$ 115.0 million.

Following such closing, IRSA indirectly hold 49% of New Lipstick LLC, a holding company that is owner of Metropolitan, and under the scope of these agreements, IRSA cancelled the put option for 50% of the equity interest initially acquired.

The Lipstick Building is a landmark building in the City of New York, located on Third Avenue and 53rd Street in Midtown-Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and its name is due to its original elliptic form and the reddish color of its façade. Its gross leasable area is around 57,500 square meters distributed in 34 stories.

As of June 30, 2012, this building had an occupancy rate over 86% generating average revenues above US$ 63.0 per sqm per month.

In the last year 5 new lease agreements were executed in respect of an area equal to 1,547 sqm, generating average monthly revenues of US$ 74.5/sqm. In addition, 3 agreements were renewed in respect of an area of 808 sqm with average monthly revenues of US$ 69.5/sqm. While the building net absorption rate was somewhat negative (2.57)%, the average rental amount compared to the previous year rose by 5% (from US$ 60/sqm to US$ 63/sqm).

In respect of the “turnkey” offices constructed on the 26th floor, 3 of them were occupied, and the last one is available for lease. Going ahead with the turnkey office development program, designs are in progress to build more spaces on floors 17, 19, 27 and 31, which were also entrusted to the architecture firm Gensler. In addition, in July remodeling of the exterior of the Lobby was completed and a photo exhibition about the life of Philip Johnson was inaugurated and curated by Hillary Lewis; both works were entrusted to the renowned firm Moed de Armas & Shannon.

Investment in Hersha Hospitality Trust. On August 4, 2009, through REIG, a company indirectly controlled and managed by IRSA, together with other minority investors, acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of US$ 14.3 million. Accessorily to the initial acquisition of IRSA’s equity interest in Hersha, IRSA had an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Board Chairman and CEO, Mr. Eduardo S. Elsztain, was appointed member of the board of directors of Hersha.

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

On February 10, 2012, Hersha gave notice to REIG of exercise of its call option for 5,700,000 shares of Hersha granted in August 2009 under the agreements executed in due course. Therefore, Hersha issued 2,521,561 shares and REIG was not required to pay any price. The price of the shares is US$ 13.6 million. In addition, pursuant to the investment agreements, the company has a representative in Hersha’s Board of Trustees, which is currently composed of nine members.

As of June 30, 2012, the Company’s direct and indirect interest in Hersha accounts for 9.13%.

Hersha is a REIT traded in the New York Stock Exchange, under the "HT" ticker. Hersha’s investments are mainly in institutional hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets mainly along the US Northeast as well as in some select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

As of June 30, 2012, Hersha’s portfolio of hotels comprises majority stakes in 56 hotels and ownership interests in 8 hotels through joint ventures. These hotels are all within the "select service" and "upscale hotels" categories. In the aggregate, Hersha’s 64 hotels represent over 9,221 rooms and are mainly located in Arizona, California, North Carolina, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott ®, Courtyard by Marriott ®, Residence Inn ®, Fairfield Inn ®, Springhill Suites ®, TownePlace Suites ®, Hilton ®, Hilton Garden Inn ®, Hampton Inn ®, Homewood Suites ®, Hyatt Summerfield Suites ®, Holiday Inn ®, Holiday Inn Express ®, Comfort Inn ®, Mainstay Suites ®, Sleep Inn ®, Sheraton Hotel ®, and Hawthorn Suites ®)). Hersha also operates some of its hotels through independent boutique hotel chains.

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

The purchased property consists of a pre-war building built in 1925 designed by the architecture firm Warren & Wetmore (the same that designed the Grand Central Terminal of New York). It has 19 office stories for rent and a store on its Ground Floor. The net leasable area is approximately 23,200 square meters, 3,523 square meters of which correspond to retail stores and 19,677 square meters are offices.

The total purchase price was US$ 98 million (US$ 4,224 per leasable square meters) composed of US$ 48 million of principal (IMadison contributed US$ 23.5 million), US$ 40 million under a loan granted by M&T Bank at a rate of 5.01% per annum due in 5 years and a loan for US$ 10 million to carry out the capex and pre-builds program.

As of June 30, 2012, the building’s occupancy rate was 93% with new agreements executed with respect to an area equal to approximately 9,300 sqm from August to year end with an average monthly rent of US$ 45/sqm, resulting in a 11.5% increase in the total average rent for the whole building (from US$ 35/sqm to US$ 39/sqm). In this period remodeling works were performed and completed in all common areas of the building and "turn key" offices were built on several floors, with an investment over US$ 10 MM. Furthermore, in September 2011 the building was declared "New York City Landmark" and its lobby was declared "New York City Interior Landmark”.

Supertel Hospitality Inc.

In March 2012, IRSA, through its subsidiary Real Estate Strategies L.P. (“RES”), in which it holds a 66.8% interest, consummated the transaction for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (“SHI”) in an aggregate amount of US$ 30,000,000.  Such preferred shares will bear an annual 6.25% preferred dividend and will carry the same voting rights as common shares.

In addition and subject to certain restrictions, they will be convertible into common shares at the rate of ten shares for each preferred share for a term of 5 years.

Furthermore, pursuant to the Agreement, the Investment Company has received warrants to acquire 30 million additional common shares. Subject to certain restrictions, the warrants may be exercised at any time during the 5-year period from closing of the transaction (such exercise being mandatory under certain conditions following 3 years from such closing) at a price of US$ 1.20 per share.

Pursuant to the investment agreements, RES is entitled to appoint up to 4 directors out of a total number of 9 directors and to exercise preemptive rights over future issues of shares. As of the date hereof, RES has appointed the 4 directors and holds voting rights in respect of a 34% interest in SHI. Likewise, exercise of the rights of conversion into common shares under both the preferred shares and warrants is limited to the same percentage.

Supertel is a REIT listed in Nasdaq with the symbol “SPPR” and is focused on middle-class and long-stay hotels in 23 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others

Office and Other Non-shopping Center Rental Properties

Overview

Through IRSA, we are engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2012, we directly and indirectly owned interests in 19 office and other rental properties in Argentina, which comprised 287,912 square meters of gross leasable area. Of these properties, 12 were office properties, which comprised 145,126 square meters of gross leasable area. For fiscal year 2012, we had revenues from Offices and other non-shopping center rental properties of Ps. 190.1 million.

IRSA’s office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2012, the average occupancy rate for all our properties in the Offices and other non-shopping center rental properties segment was approximately 98.1%. Seven different tenants accounted for approximately 45.0% of our total revenues from office rentals for fiscal year 2011: Exxon Mobile Business, Price Waterhouse, Grupo Total Austral, Apache Energía Argentina, Grupo Danone Argentina, Sibille S.C. (KPMG) and Microsoft de Argentina S.A.

Management

IRSA generally acts as the managing agent of the office properties in which IRSA owns an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which IRSA owns floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, IRSA is responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of IRSA’s units not rented, in which case we absorb the cost. IRSA' leasable space is marketed through commissioned brokers, the media and directly by IRSA.

Leases

IRSA leases its offices and other properties by contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding IRSA’s direct and indirect ownership interest in offices and other non-shopping center rental properties:

IRSA’s Offices and Other Non-Shopping Center Rental Properties

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	Annual accumulated rental income over fiscal periods (in thousands of Ps.) (4)			Book Value (in thousands of Ps.) (5)
			Jun-12			2012	2011	2010
Offices
Edificio República	04/28/08	19,884	90%	100%	2,388	27,069	26,013	21,188	210,852
Torre Bankboston	08/27/07	14,873	96%	100%	2,024	22,211	20,655	22,333	149,800
Bouchard 551	03/15/07	23,378	100%	100%	2,553	27,802	24,026	22,441	145,914
Intercontinental Plaza	11/18/97	22,535	100%	100%	2,273	23,329	21,405	21,559	75,257
Bouchard 710	06/01/05	15,014	100%	100%	1,975	20,991	16,800	14,076	63,311
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,392	15,787	14,715	13,963	59,966
Maipú 1300	09/28/95	10,280	98%	100%	1,132	13,020	11,870	11,339	35,521
Costeros Dique IV	08/29/01	734	100%	100%	77	5,980	5,288	5,358	2,690
Libertador 498	12/20/95	2,477	100%	100%	407	4,818	5,301	6,900	9,618
Suipacha 652/64	11/22/91	11,453	90%	100%	663	7,448	7,071	4,804	10,032
Madero 1020	12/21/95	-	-	100%	5	31	35	31	176
Dot Building (13)	11/28/06	11,242	100%	96%	919	8,466	2,143	-	103,979
Other Offices (6)	N/A	2,232	88%	N/A	185	2,409	965	4,602	4,186
Subtotal Offices		145,400	96%	N/A	15,993	179,361	156,287	148,594	871,302

Other Properties
Commercial Properties (7)	N/A	312	-	N/A	-	-	-	-	3,167
Museo Renault	12/06/07	-	-	100%	-	-	191	356	-
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	100	1,566	3,035	1,014	12,521
Thames	11/01/97	-	-	100%	-	-	-	175	-
Predio San Martín	05/31/11	80,028	100%	50%	1,432	8,123	669	-	69,791
Terreno Catalinas Norte (12)	12/17/09	N/A	N/A	N/A	-	-	1,018	N/A	109,145
Other Properties (8)	N/A	2,072	100%	N/A	15	115	128	128	12,733
Subtotal Other Properties		142,512	100%	N/A	1,547	9,804	5,041	1,673	207,357

Management Fees (11)		N/A	N/A	N/A		3,102	3,290	3,944	N/A

Total Offices and Other (9)		287,912	98%	N/A	17,540	192,267	164,618	154,211	1,078,659

Notes:

(1) Total leasable area for each property as of June 30, 2012. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leasable area as of June 30, 2012.
(3) Agreements in force as of 06/30/12 for each property were computed.
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
(13) Through Alto Palermo S.A. – The building has income as from August 2010.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2012 assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Surface area subject to expiring leases (sqm)	Percentage of total surface area subject to expiration (%)	Annual rental income under expiring leases (Ps.)	Percentage of total rental income under expiring leases (%)
2012	17	61,893	22%	20,874,324	10%
2013	46	36,301	13%	44,335,006	21%
2014	63	56,935	20%	80,558,062	39%
2015+	60	125,754	45%	63,312,710	30%
Total	186	280,883	100%	209,080,102	100%

*Includes Offices which contract has not been renewed as of June 30, 2012.
*Does not include vacant leased square meters.
*Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage as of the end of fiscal years ended June 30, 2012, 2011 and 2010:

	Occupancy Rate
	Fiscal year ended June 30,(1)
	2012 (%)	2011 (%)	2010 (%)
Offices
Intercontinental Plaza	100	96	100
Bouchard 710	100	92	83
Bouchard 551	100	91	100
Libertador 498	100	100	100
Maipú 1300	98	100	99
Madero 1020	N/A	100	100
Suipacha 652/64	90	95	95
Costeros Dock IV	100	100	90
Torre Bankboston	96	78	96
Edificio República	90	85	80
Dique IV, Juana Manso 295	92	92	92
Dot Building	100	86	N/A
Others (2)	88	86	86

(1) Leased surface area in accordance with agreements in effect as of June 30, 2012, 2011 and 2010 considering the total leasable office area for each year.
(2)           Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

	Occupancy Rate
	Fiscal year ended June 30,(1)
	2012 (%)	2011 (%)	2010 (%)
Offices
Intercontinental Plaza	100	96	100
Bouchard 710	100	92	83
Bouchard 551	100	91	100
Libertador 498	100	100	100
Maipú 1300	98	100	99
Madero 1020	N/A	100	100
Suipacha 652/64	90	95	95
Costeros Dock IV	100	100	90
Torre Bankboston	96	78	96
Edificio República	90	85	80
Dique IV, Juana Manso 295	92	92	92
Dot Building	100	86	N/A
Others (2)	88	86	86

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2012, 2011 and 2010:

	Annual average income per square meter
	Fiscal year ended June 30, (1)
	2012 (Ps./sqm)	2011 (Ps./sqm)	2010 (Ps./sqm)
Offices
Intercontinental Plaza	1,048	950	957
Bouchard 710	1,398	1,119	938
Bouchard 557	1,189	1,028	960
Libertador 498	1,943	1,713	1,366
Maipú 1300	1,268	1,155	1,103
Madero 1020	N/A	347	307
Suipacha 652/64	611	617	419
Costeros Dock IV	8,147	973	985
Torre Bankboston	1,559	1,389	1,502
Edificio República	1,378	1,308	1,066
Dique IV, Juana Manso 295 (2)	1,397	1,302	1,236
Dot Building	753	191	N/A
Others (2)	1,079	425	404

(1) Calculated considering annual leases to total leasable office area, in accordance with our percentage of ownership in each building.
(2) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

Additional Information About IRSA’s Office Properties

Below you will find information regarding IRSA’s principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Edificio República, City of Buenos Aires. This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leasable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, BASF Argentina S.A., Enap Sipetrol Argentina S.A., Maxifarm and Infomedia.

Torre Bank Boston, City of Buenos Aires. The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in the building. At present, its main tenants are Exxon Mobile and Kimberly Clark de Argentina.

Bouchard 551, City of Buenos Aires. Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 314 units. We have approximately 23,000 leasable square meters in the building and our main tenants include La Nación S.A. and Price Waterhouse & Co., AS. EM. S.R.L. In September 2012, IRSA entered into a preliminary sales agreement for the sale of two units and parking spaces of the building known as Bouchard Plaza located in Plaza Roma of the City of Buenos Aires. The total price for the transaction was agreed in US$8.5 million, which will be collected at the time the deed of conveyance is executed.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Alto Palermo, Cognizat Technology Solutions Argentina and Industrias Pugliese S.A.

Dique IV, Juana Manso 295, Puerto Madero, City of Buenos Aires. About mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has eight office stories and retail stores in ground floor. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by us in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Chubb Argentina de Seguros S.A.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. We own the entire building, which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A., PPD Argentina S.A. and TV Quality SRL.

Libertador 498, City of  Buenos Aires. Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 4 stories with an average area per floor of 620 square meters and of 137 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Empresa Argentina de Soluciones Satelitales S.A., Japan Bank for the International Cooperation, Gates Argentina S.A., Kandiko S.A. and Allergan Productos Farmacéuticos S.A.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leasable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Celistics S.A., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Escuela Argentina de Marketing S.A. On June 15, 2012, we sold 4,703 square meters in built office space with 46 parking spaces and 4 supplementary storage spaces. The transaction price was Ps. 69.0 million. The book value of the property was Ps. 18.1 million.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-story office building located in the office district of the city. We own the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

PAMSA-Dot Baires Offices. Pan American Mall S.A., a subsidiary of our subsidiary APSA, developed an office building with a gross leasable area of 11,241 square meters adjacent to Dot Baires Shopping. This building opened in July 2010. As of June 30, 2011 the building’s occupancy rate was 85.9%. The principal tenants include General Electric International Inc., Metrogames, Mallinckrodt Medical Arg. Limited, Carrier and Boston Scientific Argentina S.A. After the end of the fiscal year 2012, the occupancy rate of this building reached 100%.

Other office properties. We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or floors in buildings. These properties include Suipacha 664, Av. de Mayo 589 and Sarmiento 517 (fully sold in this fiscal period).

Retail and other properties.

portfolio of rental properties as of June 30, 2012 includes 5 non-shopping center leasable properties that may be leased as shops on streets, a lot in industrial premises, undeveloped plots of land or other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Solares de Santa María, Nobleza Piccardo through Quality Investments, Constitución 1111, Solares de Santa María, Constitución 1159, Madero 1020 and Rivadavia 2774.

On October 26, 2011 we sold the plot of land of approximately 8 hectares located at Thames 1868 in the district of San Justo, Province of Buenos Aires. The transaction price was US$ 4.7 million, which was paid on October 25, 2011. As of June 30, 2011, the book value of the land reserve was US$ 0.9 million.

In March 2012 we sold 759 square meters of Museo Renault for US$ 5.2 million and the transaction was completed in May 2012 by selling an additional area of 490 square meters for US$ 5.5 million. As of December 31, 2011 the book value of the property was Ps. 21.1 million.

Terreno Catalinas Norte

On May 26, 2010, jointly with the Government of the City of Buenos Aires, we executed a deed of conveyance of title whereby we acquired a property located at Avenida Eduardo Madero 150, between Av. Córdoba and San Martín. The total price of the transaction was fixed in the amount of Ps. 95 million, Ps. 19 million of which were paid upon the execution of the preliminary sales agreement (on December 17, 2009), whereas the balance of Ps. 76 million was paid upon the execution of the deed on May 26, 2010.

IRSA’s Investment in Banco Hipotecario

As of June 30, 2012, IRSA owned approximately 29.77% of Banco Hipotecario which represented 15.1% of its consolidated assets as of such date. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 52 branches and 15 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2012, Banco Hipotecario ranked eighth in the Argentine financial system in terms of shareholders’ equity and thirteenth in terms of total assets. As of June 30, 2012, Banco Hipotecario’s shareholders’ equity was Ps.3,369.2 million, its consolidated assets were Ps.15,337.5 million, and its net income for the six months was Ps.156.8 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

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

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2012, its portfolio of non-mortgage loans represented 79.5% of its total loan portfolio, compared to 72.9% as of June 30, 2011.

During the period ended June 30, 2012, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	At June 30,		% Change
	2012	2011	2012/2011
	(in millions of Pesos, except for percentages) (2)
Bonds(1)	1,984.0	1,847.6	7.4
Repo	90.5	-	NA
Borrowings from Central Bank	6.9	12.5	(44.8)
Borrowings from bank and international entities	550.9	200.0	175.4
Deposits	6,907.8	5,200.6	32.8
Total	9,540.0	7,260.7	31.4

(1)	Excludes accrued interest.
(2)	Consolidated information.

On October 10, 2012 Banco Hipotecario paid dividends for the total amount of Ps. 100 million, corresponding to the divididend approved on April, 2011 by the shareholder meeting.

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

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Gross Leasable Area	SShops	National gross leasable area(2)	Shops(2)
			(sqm)		(%)	(%)
APSA
	Abasto de Buenos Aires	CABA	41,443	174	2.41%	2.84%
	Alto Palermo Shopping	CABA	18,701	143	1.08%	2.34%
	Buenos Aires Design(3)	CABA	13,769	62	0.80%	1.01%
	Dot Baires Shopping	CABA	49,527	152	2.88%	2.48%
	Paseo Alcorta(4)	CABA	52,757	111	3.07%	1.81%
	Patio Bullrich	CABA	11,684	83	0.68%	1.36%
	Córdoba Shopping(4)	Córdoba	22,173	107	1.29%	1.75%
	Alto Avellaneda(4)	GBA	67,897	140	3.95%	2.29%
	Soleil	GBA	42,237	69	1.43%	1.13%
	Mendoza Plaza Shopping(4)	Mendoza	39,952	148	2.37%	2.42%
	Alto Rosario (4)	Rosario	19,038	146	2.38%	2.39%
	Alto Noa(4)	Salta	7,710	92	1.11%	1.50%
	La Ribera Shopping	Santa Fe	25,212	49	0.45%	0.80%
	Subtotal		412,100	1,476	23.90%	24.12%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	1.88%	0.59%
	Portal de Madryn	Chubut	4,100	26	0.24%	0.43%
	Factory Parque Brown(4)	GBA	31,468	91	1.83%	1.49%
	Factory Quilmes(4)	GBA	43,405	47	2.53%	0.77%
	Factory San Martín(4)	GBA	35,672	31	2.08%	0.51%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	2.96%	2.14%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.39%	2.39%
	Portal Canning(4)	GBA	15,114	21	0.88%	0.34%
	Portal de Escobar(4)	GBA	31,995	31	1.86%	0.51%
	Portal Lomas(4)	GBA	32,883	50	1.91%	0.82%
	Unicenter Shopping(4)	GBA	94,279	287	5.49%	4.69%
	Portal de los Andes (4)	Mendoza	33,154	45	1.93%	0.74%
	Portal de la Patagonia(4)	Neuquén	38,468	94	2.24%	1.54%
	Portal de Rosario(4)	Rosario	66,361	182	3.86%	2.98%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.24%	1.54%
	Portal de Trelew (4)	Chubut	21,812	69	1.27%	1.13%
	Subtotal		594,290	1,381	34.59%	22.61%
Other Operators			712,895	3,260	41.51%	53.29%
Total			1,719,285	6,117	100%	100%

(1)             “GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)             Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)             The effective interest held by Alto Palermo S.A., the company that operates the concession of this building, is 53.684% in ERSA.
(4)             Includes total leasable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

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

Property

As of June 30, 2012, most of IRSA’s property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector, and shopping centers) are located in Argentina. IRSA leases its headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to a lease agreement that expires on February 28, 2014, respectively. IRSA does not currently lease any material properties other than the headquarters.

The following table sets forth certain information about IRSA’s properties, as of June 30, 2012:

Property (8)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (9)
Intercontinental Plaza	11/18/1997	22,535	City of Buenos Aires	75,257	-	-	-	-	-	Office Rental	100.0%
Bouchard 710	06/01/2005	15,014	City of Buenos Aires	63,311	-	-	-	-	-	Office Rental	100.0%
Bouchard 551	03/15/2007	23,378	City of Buenos Aires	145,914	-	-	-	-	-	Office Rental	100.0%
Libertador 498	12/20/1995	2,477	City of Buenos Aires	9,618	-	-	-	-	-	Office Rental	100.0%
Maipú 1300	09/28/1995	10,280	City of Buenos Aires	35,521	-	-	-	-	-	Office Rental	98.9%
Madero 1020	12/21/1995	-	City of Buenos Aires	176	-	-	-	-	-	Office Rental	-
Suipacha 652	11/22/1991	11,453	City of Buenos Aires	10,032	Mortgage(5)	-	-	-	-	Office Rental	90.0%
Costeros Dique IV	08/29/2001	5,734	City of Buenos Aires	2,690	-	-	-	-	-	Office Rental	100.0%
Edificio República	04/28/2008	19,884	City of Buenos Aires	210,852	Mortgage	0.91	abr-13	0.91	Annual Rate 12%	Office Rental	90.0%
Predio San Martin	05/31/2011	-	Province of Buenos Aires	69,791	Mortgage	69.72	may-14	35.07	Annual Rate 7.5%	Other Rentals	100.0%
Dique IV, Juana Manso 295	12/02/1997	11,298	City of Buenos Aires	59,966	-	-	-	-	-	Office Rental	91.7%
Avda. de Mayo 595	08/19/1992	1,958	City of Buenos Aires	4,021	-	-	-	-	-	Office Rental	100.0%
Rivadavia 2768	09/19/1991	274	City of Buenos Aires	165	-	-	-	-	-	Office Rental	0.0%
Sarmiento 517	01/12/1994	-	City of Buenos Aires	-	-	-	-	-	-	Office Rental	0.0%
Constitución 1111	06/16/1994	312	City of Buenos Aires	811	-	-	-	-	-	Commercial Rental	0.0%
Torre Bank Boston	08/27/2007	14,873	City of Buenos Aires	149,800	-	-	-	-	-	Office Rental	96.4%
Museo Renault	12/06/2007	-	City of Buenos Aires	-	-	-	-	-	-	Commercial Rental	-
Santa María del Plata	07/10/1997	60,100	City of Buenos Aires	12,521	-	-	-	-	-	Other Rentals	100.0%
Thames	11/01/1997	-	Province of Buenos Aires	-	-	-	-	-	-	Other Rentals	0.0%
Constitución 1159	01/16/1994	2,072	City of Buenos Aires	6,948	-	-	-	-	-	Other Rentals	100.0%
Plot of Land Catalinas Norte	12/17/2009	N/A	City of Buenos Aires	109,145	-	-	-	-	-	Other Rentals	N/A
Dot Building (3)	11/28/2006	11,242	City of Buenos Aires	103,979	-	-	-	-	-	Office Rental	100.0%
Other Properties (6)	N/A	N/A	City of Buenos Aires	2,356	-	-	-	-	-	Other Rentals	N/A
Alto Palermo Shopping (3)	11/23/1997	18,701	City of Buenos Aires	253,763	-	-	-	-	-	Shopping Center	98.3%

Property (8)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (9)
Abasto Shopping (3)	07/17/1994	37,711	City of Buenos Aires	314,874	-	-	-	-	-	Shopping Center	99.1%
Alto Avellaneda (3)	11/23/1997	36,943	Province of Buenos Aires	155,606	-	-	-	-	-	Shopping Center	96.1%
Paseo Alcorta (3)	06/06/1997	14,107	City of Buenos Aires	131,525	-	-	-	-	-	Shopping Center	100.0%
Patio Bullrich (3)	10/01/1998	11,684	City of Buenos Aires	132,034	-	-	-	-	-	Shopping Center	100.0%
Alto Noa (3)	03/29/1995	19,038	City of Salta	38,788	-	-	-	-	-	Shopping Center	98.9%
Buenos Aires Design (3)	11/18/1997	13,769	City of Buenos Aires	15,925	-	-	-	-	-	Shopping Center	100.0%
Alto Rosario Shopping (3)	11/09/2004	27,691	City of Rosario	135,352	-	-	-	-	-	Shopping Center	97.6%
Mendoza Plaza Shopping (3)	12/02/2004	42,237	City of Mendoza	123,828	-	-	-	-	-	Shopping Center	96.4%
Córdoba Shopping – Villa Cabrera (3)	12/31/2006	15,191	City of Cordoba	76,153	-	-	-	-	-	Shopping Center	99.6%
Dot Baires Shopping (3)	12/01/2006	49,527	City of Buenos Aires	479,587	-	-	-	-	-	Shopping Center	99.4%
Soleil Factory (3)	07/01/2010	14,712	Province of Buenos Aires	74,474	-	-	-	-	-	Shopping Center	100.0%
Neuquén Project (3)	07/06/1999	N/A	Province of Neuquen	22,539	-	-	-	-	-	Shopping Center (in construction)	N/A
Arcos del Gourmet (10)	11/01/2009	N/A	City of Buenos Aires	18,379	-	-	-	-	-	Shopping Center	N/A
La Ribera Shopping	08/15/2011	7,710	Santa Fé	18,814	-	-	-	-	-	Centro Comercial	99%
Abril/Baldovinos	01/03/1995	5,137	Province of Buenos Aires	1,860	-	-	-	-	-	Residential Communities	N/A
El Encuentro	11/18/1997	26,373	Province of Buenos Aires	2,922	-	-	-	-	-	Residential Communities	N/A
Puerto Retiro	05/18/1997	82,051	City of Buenos Aires	54,270	-	-	-	-	-	Land Reserve	N/A
Terreno Baicom	12/23/2009	6,905	City of Buenos Aires	4,459						Land Reserve	N/A
Santa María del Plata	07/10/1997	715,951	Province of Buenos Aires	159,243	-	-	-	-	-	Land Reserve	N/A
Terreno Rosario (3)	04/30/1999	31,000	City of Rosario	-	-	-	-	-	-	Land Reserve	N/A
Canteras Natal Crespo	07/27/2005	4,300,000	Province of Cordoba	5,971	-	-	-	-	-	Land Reserve	N/A
Patio Olmos (3)	09/25/2007	5,147	City of Cordoba	33,475	-	-	-	-	-	Land Reserve	N/A
Others Reserves of Land(4)	N/A	15,242,861	City and Province of Bs. As.	145,261	Mortgage	-	-	-	-	Land Reserve	N/A
Lujan	05/31/02	1,160,000	Province of Bs. As.	40,102	-	-	-	-	-	Land Reserve	N/A
Residential apartments, communities and others (7)	N/A	N/A	City and Province of Bs. As. And City of Rosario	312,708	-	-	-	-	-	Residential apartments and others	N/A
Hotel Llao Llao	06/01/1997	24	Ciudad de Bariloche	70,430	-	-	-	-	-	Hotel	57.7%
Hotel Intercontinental	11/01/1997	37,600	City of Buenos Aires	52,476	-	-	-	-	-	Hotel	77.9%
Hotel Libertador	03/01/1998	17,463	City of Buenos Aires	37,795	Escrow (10)	15.2	mar-11	15.2		Hotel	92.8%
Bariloche Plot of Land	01/12/2006	N/A	Province of Rio Negro	21,900						Hotel	N/A

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Cost of acquisition or development (adjusted as discussed in Note 2.c. to the consolidated audited financial statements), plus improvements, less accumulated depreciation, less allowances.
(3)	Through Alto Palermo.
(4)
Includes the following land reserves: Pilar and Torre Jardín IV plot of land, Pontevedra plot; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, San Luis and Merlo (through IRSA), Zetol and Vista al Muelle (through Liveck) and Caballito plot of land, the air space Coto project, Zelaya 3102 and Conil (through Alto Palermo).

(5)
As security for compliance with the construction of the future building to be constructed in a plot of land in Vicente Lopez, Province or Buenos Aires and transfer of the future units, the company’s property located at Suipacha 652 was mortgaged.

(6)	Includes the following properties: Casona Abril y Alto Palermo Park.
(7)
Includes the following properties:  Torres Jardín, Edificios Cruceros, San Martín de Tours, Rivadavia 2768, rights for residential units to be received Terreno Caballito (TGLT), Horizons, Torres Rosario and Caballito nuevo.

(8)	All assets are owned by us or through any our subsidiary.
(9)	Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.
(10)	In December 2011, APSA started the development of the project "Arcos" in Palermo, City of Buenos Aires. On September 6, 2011 Arcos del Gourmet S.A., signed a Retrofitting Concession with the Administracion de Infraestructuras Ferroviarias (The Railway Infraestructure Administration or "ADIF"), which transferred the patrimony of the railway in the jurisdiction of the Organismo Nacional de Administracion de Bienes, under which it was decided to extend the term of the grant until December 31, 2030, automatically renewable for three years and four months after the date if the commitment are satisfactorily performed. This new contract provides a new extension for an additional three years if AGSA determines it necessary. It also establishes a maximum period of 24 months (counted from the day of signing the contract) to carry out the works and opening of the shopping center. The aformentioned contract established a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025, and Ps. 0.25 million (plus VAT) from January 1, 2026. Additionaly to secure the fulfillment of the agreement, we commited to hire a surety bond for Ps. 4.46 million to make a cash deposit of Ps. 0.4 million and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. This agreement replaces the one subscribed with ONABE.
(11)	Does not include properties held outside of Argentina through our investments in Metropolitan, Rigby, Hersha and Liveck.

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

In our Development and Sale of Properties segment, IRSA only maintains insurance when it retains ownership of the land under development or when IRSA develops the property itself. The liability and fire insurance policies cover potential risks such as property damage, business interruption, fire, falls, collapse, lightning and gas explosion. Such insurance policies contain specifications, limits and deductibles which we believe are customary. IRSA maintains insurance policies for the properties after the end of construction only if it retains ownership, primarily in the Offices and Other Properties segment.

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

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and Affiliated Companies

The following table includes a description of our subsidiaries and affiliated companies as of June 30, 2012:

Subsidiaries	Effective Ownership and Voting Power Percentage		Property/Activity
Cactus Argentina S.A.	100	%(3)
This company is dedicated to feed lot production. It owns a 170-hectare farm located in the district of Villa Mercedes in the Province of San Luis. It will have the capacity to support 75,000 head of beef cattle per year, in cycles of approximately 28,000 head each.

Futuros y Opciones.Com S.A.	65.85%
A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, grain brokerage services and beef cattle operations.

IRSA Inversiones y Representaciones Sociedad Anónima	64.20%		It is a leading Argentine company devoted to the development and management of real estate.
BrasilAgro Companhia Brasileira de Propiedades Agrícolas	39.64%		BrasilAgro is mainly involved in four areas: sugar cane, grains and cotton, forestry activities, and livestock.
Exportaciones Agroindustriales Argentinas S.A.	100	%(1)	EAASA a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.
FyO Trading S.A.	65.66	%(2)
FyO Trading S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

Agrotech S.A.	100%
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

Northagro S.A.	100%
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

Pluriagro S.A.	100%
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

Helmir S.A.	100%
Helmir S.A. is involved in contributions, association or investment of capital in individuals or companies organized or to be organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

Agropecuaria Acres del Sud S.A.	100	%(4)	Agropecuaria Acres del Sud SA is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.
Ombú Agropecuaria S.A	100	%(4)	Ombú Agropecuaria S.A is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.
Yatay Agropecuaria S.A	100	%(4)	Yatay Agropecuaria S.A is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.
Yuchán Agropecuaria S.A	100	%(4)	Yuchán Agropecuaria S.A is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.

(1) Includes the interest in Cactus.
(2) Includes Futuros y Opciones.Com S.A.’s interest.
(3) Includes Helmir’s interest.
(4) Includes the interest in Northagro and Pluriagro.

The following is IRSA’s organizational chart and its principal subsidiaries as of June 30, 2012:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
APSA (95.61%)
CYRSA (50%)
Palermo Invest (100%)
E-Commerce Latina (100%)
Tyrus (100%)
Inversora Bolivar (100%)
Ritelco (100%)
OFFICES
Av. de Mayo 595
Bouchard 551
Bouchard 710
Costeros Dique IV
Dique IV
Edificio República
Intercontinental Plaza
Libertador 498
Madero 1020
Maipú 1300
Rivadavia 2768
Suipacha 652
Torre Bank Boston
SHOPPING CENTERS
Abasto
Alto Avellaneda
Alto NOA
Alto Palermo
Alto Rosario
Córdoba Shopping - Villa Cabrera
Mendoza Plaza
Paseo Alcorta
Patio Bullrich
Soleil Factory
RESIDENTIAL PROPERTIES
Caballito Nuevo
Units to be received Caballito
El Encuentro
Abril
Pereiraola Lots
Others
Horizons
Torres Rosario
Rosario plot of land
Units to be received Beruti
Banco Hipotecario (29.77%)
Banco Argentino de Crédito y Securitización (32.42%)
5%
4.78%
5%
4.99%
5%
5%
6.375%
87.5%
100%
100%
100%
100%
Dot Baires Building
80%
La Ribera
50%
Proyecto Neuquén
98%
Predio San Martín
50%
Arcos del Gourmet
88%
Lipstick Building
Madison Building
49%
Dot Baires Shopping
80%
Buenos Aires Design
54%
HOTELS
LAND RESERVES
Santa María del Plata
Luján
Pilar
Others
100%
Baicom
Puerto Retiro
Cantera Natal Crespo
50%
Intercontinental Buenos Aires (1)
76.34%
100%
Caballito
Patio Olmos
Air space Coto
Air space Soleil Factory
Others
Zetol
Vista al Muelle
90%
LEASE AGENT
Llao Llao Resort (2)
Terrenos de Bariloche
50%
FIBESA
100%
CONSUMER FINANCING
APSAMEDIA
100%
80%
Sheraton Libertador (3)
80%
20%
Tarjeta Shopping (42.93%)
Supertel
34%
Esplendor Savoy
49%
Real Estate Investment Group
8.72%
0.41%
HERSHA Hospitality Trust (9.13%)

(1)      23.66% owned by Intercontinental Hotels Corporation.
(2)      50% owned by the Sutton Group.
(3)      20% owned by Hoteles Sheraton de Argentina.

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Agricultural Properties

As of June 30, 2012, we owned, together with our subsidiaries, 33 farms, which have a total surface area of 646,759 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farm is located to Buenos Aires:

Owned Farms as of June 30, 2012
	Facility	Province	Country	Gross Size	Date of Acquisition	Primary current use	Net Carrying value
				(in hectares)			(Ps. Millions) (1)
1	La Adela	Buenos Aires	Argentina	1,054	Original	Crops	9.7
2	El Invierno	La Pampa	Argentina	1,946	Jun-05	Crops	9.3
3	El Tigre	La Pampa	Argentina	8,360	Apr-03	Crops/Milk	35.5
4	San Pedro	Entre Ríos	Argentina	6,022	Sep-05	Crops/Beef Cattle	47.6
5/6	Santa Bárbara/La Gramilla	San Luis	Argentina	7,072	Nov-97	Crops under irrigation	22.2
7	Cactus Argentina S.A.	San Luis	Argentina	171	Dec-97	Feed lot	21.3
8/9	Las Playas/San Nicolás (2)	Córdoba / Santa Fe	Argentina	2,965	May-97	Crops/Milk/Beef Cattle	17.8
10	La Esmeralda	Santa Fe	Argentina	9,370	Jun-98	Crops/Beef Cattle	14.5
11	Las Vertientes	Córdoba	Argentina	4	-	Silo	0.4
12	La Suiza	Chaco	Argentina	41,993	Jun-98	Beef Cattle	39.5
13/14	8 de Julio/Carmen	Santa Cruz	Argentina	100,911	May-07/Sep-08	Sheep Production	10.6
15	El Recreo	Catamarca	Argentina	12,395	May-95	Beef Cattle/Natural Woodlands	1.3
16	Los Pozos	Salta	Argentina	240,858	May-95	Beef Cattle/Crops/Natural Woodlands	118.3
17	La Esperanza	La Pampa	Argentina	980	Mar-08	Crops	4.3
18/19/20/21/22/23	Las Londras/San Cayetano/San Rafael/La Fon Fon/ 4 Vientos/ La Primavera	Santa Cruz	Bolivia	16,255	Nov-08/Jan-11	Crops	160.2
24	Jerovia (3)	Boquerón	Paraguay	22,789	Feb-09	Natural Woodlands	50.9
25	Estab. Mendoza	Lujan de Cuyo	Argentina	943	Mar. ´11		6.8
26/33	BrasilAgro(4)		Brazil	172,671			912.8
	Subtotal			646,759			1,483

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.
(3)	Hectares and carrying amount in proportion to our 50.00% interest in Cresca S.A through Agrotech S.A.
(4)	See the section “Overview of BrasilAgro´s Properties”.

Overview of BrasilAgro´s Properties

As of June 30, 2012, we owned, together with our subsidiaries, 8 farms, which have a total surface area of 172,671 hectares, Acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area		Price of acquisition
Properties	Place	(ha)	Use	(R$ MM)
Cremaq Farm	Baixa Grande Ribeiro/PI	32,702	Grane	R$	42.00
Jatobá Farm	Jaborandi/BA	31,606	Grane and Cotton	R$	33.00
Alto Taquari Farm	Alto Taquari/MT	5,186	Sugar Cane	R$	33.20
Araucária Farm	Mineiros/GO	9,682	Sugar Cane	R$	70.40
Chaparral Farm	Correntina/BA	37,182	Grane and Cotton	R$	47.80
Nova Buriti Farm	Januária/MG	24,155	Florestal	R$	21.50
Preferência Farm	Barreiras/BA	17,799	Beef Cattle	R$	9.50
Horizontina Farm	Tasso Fragoso/MA	14,359	Grane	R$	37.20
	Total	172,671		R$	294.60

 (2) After new measurement of our properties we adjusted the total and arable area to 174,149 hectares and 127,723 hectares, respectively.

Overview of Real Estate Properties

For information about our Real Estate Properties, please see “Item 4.B Business Overwiew- Real Estate Business-Office and Other Non-Shopping Center Rental Properties-Properties”.

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

The types of insurance used by us are the following:

Insured property	Risk covered	Amount insured in Thousand of Pesos	Book value in Thousand of Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	203,171	46,630
Vehicles	Theft, fire and civil and third parties liability	6,681	1,949

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

For purposes of the following discussion, unless otherwise specified, references to fiscal years 2012, 2011, and 2010 relate to the fiscal years ended June 30, 2012, 2011, and 2010, respectively.

Effective October 1, 2008, we started consolidating the accounts of IRSA after a series of acquisitions, which increased our ownership interest in IRSA to 54.01%. Accordingly, the consolidated statement of income for the year ended June 30, 2009 includes (i) the results of IRSA as an equity investee from July 1, 2008 through September 30, 2008; and (ii) the results of operations of IRSA consolidated into ours for nine months from October 1, 2008 through June 30, 2009. The consolidated statement of income for the year ended June 30, 2008 is not comparable to either the June 30, 2009, 2010, 2011 or 2012.

For a discussion of results of operations of IRSA and to assist in understanding changes in the real estate business, please see “Item 5 Operating and financial review and prospects”  in IRSA's  annual report on Form 20-F for IRSA the year ended June 30, 2012 which is publicly available on SEC's website (www.sec.gov). The discussion and analysis of IRSA is for the full annual periods ended June 30, 2012 compared to June 30, 2011, and June 30, 2011 compared to June 30, 2010.

The management's discussion and analysis  of IRSA’s operating financial review and prospects included in IRSA's 20-F for the year ended June 30, 2012 and 2011 is referred only on a supplemental basis only.

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

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4	88.2
2003	10.2	8.1
2004	4.9	8.6
2005	9.0	7.7
2006	11.0	12.1
2007	8.8	9.4
2008	9.3	13.8
2009	5.26	5.4
2010	11.0	15.2
2011	9.67	12.5
2012	9.00	12.8

The increase in inflation may erode our present macroeconomic stability, causing a negative impact on our operations. The wholesale price index increased by 6.45% in the first six months of 2012, and the Consumer Price Index increased 5.89% in the same period.

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

In addition, our results of operations for the year ended June 30, 2009 were affected by the consolidation of the results of operations of IRSA as from October 1, 2008. Prior to October 1, 2008, our investment in IRSA was accounted for under the equity method of accounting. Thus, our results of operations for the year ended June 30, 2008 are not fully comparable to the results of operations for the year ended June 30, 2009, 2010, 2011 and 2012 in regards to the Real estate business.

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

Real Estate Business

Sale of properties

Income derived from the lease of office space and retail stores and sales of properties are two core sources of income. The historical results of our operations have varied over different periods based on the prevailing opportunities in connection with the sale of properties. No assurance can be given that our results will not continue to be influenced by the periodical sale of properties.

Seasonality

APSA’s “shopping centers” business unit is subject to strong seasonality. During the summer holiday season (January and February) IRSA’s tenants experience their minimum sales levels, compared to the winter holiday season (July) and December (Christmas) when IRSA’s tenants tend to reach their peak sales figures. Clothes and footwear tenants tend to change their collections in the spring and fall. This has a positive effect on the sales of stores. Discount sales at the end of each season also have a major impact on our business.

Recent Sale of 80% of our Consumer Finance Business

In recent years, we have operated an important consumer financing business through our subsidiary Metroshop and our affiliate Tarshop. For the fiscal years ended June 30, 2009, 2010 and 2011, this consumer financing business represented 45.5%, 36.9% and 33.8%, respectively, of APSA’s revenues. In December 2009, we entered into an agreement for the sale of 80% of Tarshop’s stock to Banco Hipotecario for US$26.8 million. On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction, and the transaction was closed on September 13, 2010. Immediately after the sale, our interest in Tarshop was reduced to 20% of its capital stock. Because we sold 80% of Tarshop in September 2010, our results for fiscal years 2011 and 2012 will not be comparable to our results in past fiscal years.

Critical Accounting Policies

We prepared our Audited Consolidated Financial Statements in accordance with Argentine GAAP. The critical accounting policies are policies important to the portrayal of a company’s financial condition and operating results, and which require management to make difficult and subjective judgments that are inherently uncertain. In the application of these accounting policies, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our financial statements will be significantly affected. Based on the above, we have identified the following significant accounting policies as critical to the understanding of our financial statements:

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

 Negative goodwill:

Negative goodwill represents the excess of fair value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquire, not exceeding 20 years.

 Goodwill:

Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

Principal differences between Argentine GAAP and U.S. GAAP

The principal differences, other than inflation accounting, between Argentine GAAP and U.S. GAAP are related to the following:

•	the impact of certain U.S. GAAP adjustments on equity investees;
•	the impact of US GAAP adjustments on joint ventures
•	the accounting for available-for-sale securities;
•	the deferral of certain pre-operating expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;
•	the accounting for a mortgage payable with no stated interest rate;
•	the accounting for securitization programs;
•	the present-value accounting;
•	the reversal of previously recognized impairment losses;
•	the accounting for real estate barter transactions;
•	the valuation of inventories;
•	the accounting for software obtained for internal use;
•	the recognition of put option
•	the effect of the reversal of capitalized financial costs.
•	the disposal of business
•	the accounting for investment in Hersha Hospitality Trust and TGLT
•	the accounting for IRSA Step acquisition
•	the accounting for warrants
•	the acquisition of non-controlling interest
•	the disposal of non-controlling interest
•	the allowance for loan losses of credit card portfolio of Apsamedia
•	the amortization of fees related to Series II of APSA Non-Convertible Notes
•	the appraisal revaluation of fixed assets
•	the debtor’s accounting for a modification of APSA convertible debt instruments
•	the depreciation of fixed assets
•	the differences in basis relating to purchase accounting
•	the effect of US GAAP adjustments on management fee
•	the elimination of gain on acquisition of non-controlling interest
•	revenue recognition – deferred commissions
•	revenue recognition – scheduled rent increases
•	accounting for preferred shares and warrants of Supertel
•	Commodity linked debt
•	Settlement of BrasilAgro warrants
•	the reversal of loss (gain) from valuation of real estate inventories at net realizable value
•	the effects on deferred income tax of the above-mentioned reconciling items, as appropriate; and
•	the effect on non-controlling interest of the above-mentioned reconciling items, as appropriate.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 31 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2012, 2011 and 2010 was approximately Ps. 78.3 million, Ps.221.9 million, and Ps. 198.6 million, respectively, compared to approximately Ps. 81.2 million, Ps. 758.8 million and Ps. 193.4 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2012 and 2011, was Ps. 2,063.3 million and Ps. 2,101.7 million, respectively, compared to Ps. 2,379.4 million and Ps. 2,461.5 million, respectively, under U.S. GAAP.

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

Each of the Agriculture, Slaughtering and Feedlot, and Real Estate businesses comprises several reportable segments which are described in detail further below. These changes in the current internal reporting structure have been retroactively reflected in the segment information of prior years. However, for the year ended June 30, 2010, the Slaughtering and Feedlot business does not include the consolidated accounts of Cactus because we did not have control of the entity for that period. Rather Cactus is reflected as an equity-method investee for that period and performance measured based on the gain or loss from the equity investee.

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

For all years presented our principal operations were located in Argentina, our country of domicile. For the years ended June 30, 2012, 2011 and 2010, our international operations were concentrated in Brazil through our equity investment in BrasilAgro. As discussed above, for the year ended June 30, 2012, we continued its business in Brazil while expanding our international operations to Bolivia and Paraguay.

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

Consumer Financing: this segment includes the origination of loans and credit card receivables and related securitization programs. In September 2010, we sold 80% of Tarshop’s stock to Banco Hipotecario for US$26.8 million and retained the remaining 20%. As a result of this sale, the Consumer financing segment has a less significant impact on our results of operations going forward.

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

Financial information for each segment follows:

Fiscal year ended June 30, 2012:

Statement of income data	Agribusiness Activities									Real Estate Business							Total
(in Ps. thousand)	Agricultural Business								Slaughtering and Feed lot business
	Crops		Beef Cattle	Milk	Others	Farmland sales	Non Operating (i)	Subtotal Agriculture business		Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal Real Estate business
	Local	International
Agricultural production income	235,550	361,471	72,314	31,061	-	-	-	700,396	-	-	-	-	-	-	-	-	700,396
Cost of agricultural production	(211,856)	(339,611)	(34,345)	(27,467)	-	-	-	(613,279)	-	-	-	-	-	-	-	-	(613,279)
(Loss) Gross income from agricultural production	23,694	21,860	37,969	3,594	-	-	-	87,117	-	-	-	-	-	-	-	-	87,117
Sales (iii)	307,221	449,821	134,965	27,482	77,567	93,690	-	1,090,746	100,208	328,404	191,481	871,732	170,012	4,836	-	1,566,465	2,757,419
Cost of sales (iv)	(258,634)	(423,996)	(126,302)	(27,482)	(46,763)	(48,200)	-	(931,377)	(116,146)	(223,206)	(37,352)	(185,637)	(117,277)	(1,604)	-	(565,076)	(1,612,599)
Gross income (loss)
from sales	48,587	25,825	8,663	-	30,804	45,490	-	159,369	(15,938)	105,198	154,129	686,095	52,735	3,232	-	1,001,389	1,144,820
Gross (Loss) profit	72,281	47,685	46,632	3,594	30,804	45,490	-	246,486	(15,938)	105,198	154,129	686,095	52,735	3,232	-	1,001,389	1,231,937
Unrealized gain / (loss) on inventories	13,801	(51,001)	19,584	-	213	-	-	(17,403)	52	12	561	-	-	-	-	573	(16,778)
Selling expenses	(67,738)	(37,646)	(12,495)	(979)	(8,070)	(220)	-	(127,148)	(7,321)	(22,528)	(10,337)	(52,776)	(22,577)	(296)	-	(108,514)	(242,983)
Administrative expenses	(22,685)	(74,602)	(24,786)	(1,639)	(6,216)	(6,790)	-	(136,718)	(7,166)	(39,732)	(43,312)	(88,456)	(44,853)	(267)	-	(216,620)	(360,504)
Gain from recognition of inventories at net realizable value	-	-	-	-	-	-	-	-	-	42,817	-	-	-	-		42,817	42,817
(Loss) Gain on equity investees	-	-	-	-	-	-	(11,705)	-	-	2,095	(15,332)	(151)	13,577	10,364	106,213	116,766	116,766
Segment (loss) gain	(4,341)	(115,564)	28,935	976	16,731	38,480	(11,705)	(34,783)	(30,373)	87,862	85,709	544,712	(1,118)	13,033	106,213	836,411	771,255
Operating Margin (ii)	(0.8)%	(14.2)%	14%	1.7%	21.6%	41.1%	-	(1.9)%	(30.3)%	26.8%	44.8%	62.5%	(0.7)%	269.5%	-%	53.4%	22.3%
Depreciation	4,674	40,476	2,117	885	1,040	-	1,441	50,633	1,492	82	29,509	143,536	13,578	17	-	186,722	238,847
Balance Sheet Data
Assets	427,873	1,751,070	363,444	65,994	79,099	70,289	481,411	3,239,180	39,211	776,156	1,380,509	2,154,067	726,408	52,749	1,386,932	6,476,821	9,755,212

(i)   Not included in the segment gain.
(ii)  This item agregates segment (loss) gain divided by the sum of production income and sales.
(iii) This item aggregates sales of crops, beef cattle, milk and others and sales of farmland disclosed separately in the statements of income.
(iv) This item aggregates costs of crops, beef cattle, milk and others and cost of farmland sales disclosed separately in the statements of income.

Fiscal year ended June 30, 2011:

Statement of income data	Agribusiness Activities									Real Estate Business							Total
(in Ps. thousand)	Agricultural Business								Slaughtering and Feed lot business
	Crops		Beef Cattle	Milk	Others	Farmland sales	Non Operating (i)	Subtotal Agriculture business		Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal Real Estate business
	Local	International
Agricultural production income	259,215	69,415	46,574	31,277	-	-	-	406,481	-	-	-	-	-	-	-	-	406,481
Cost of agricultural production	(190,431)	(40,695)	(24,987)	(23,965)	-	-	-	(280,078)	-	-	-	-	-	-	-	-	(280,078)
(Loss) Gross income from agricultural production	68,784	28,720	21,587	7,312	-	-	-	126,403	-	-	-	-	-	-	-	-	126,403
Sales (iii)	270,979	72,030	50,909	28,381	58,048	84,507	-	564,854	127,086	341,074	164,035	675,319	192,883	68,576	-	1,441,887	2,133,827
Cost of sales (iv)	(241,093)	(64,409)	(58,034)	(28,381)	(41,383)	(29,906)	-	(463,206)	(123,271)	(252,894)	(36,940)	(187,652)	(119,765)	(22,488)	-	(619,739)	(1,206,216)
Gross income (loss)
from sales	29,886	7,621	(7,125)		16,665	54,601	-	101,648	3,815	88,180	127,095	487,667	73,118	46,088	-	822,148	927,611
Gross (Loss) profit	98,670	36,341	14,462	7,312	16,665	54,601	-	228,051	3,815	88,180	127,095	487,667	73,118	46,088	-	822,148	1,054,014
Unrealized gain / (loss) on inventories	(17,756)	1,297	69,752	-	217	-	-	53,510	538	128	1,012	-	-	-	-	1,140	55,188
Selling expenses	(45,837)	(7,054)	(2,461)	(1,405)	(4,717)	-	-	(61,474)	(8,029)	(15,396)	(5,283)	(40,229)	(20,923)	(24,873)	-	(106,704)	(176,207)
Administrative expenses	(23,837)	(5,250)	(14,192)	(1,739)	(3,273)	(3,542)	-	(51,833)	(4,530)	(41,425)	(43,029)	(67,935)	(40,318)	(6,946)	-	(199,653)	(256,016)
Gain from recognition of inventories at net realizable value	-	-	-	-	-	-	-	-	-	45,442	-	-	-	-	-	45,442	45,442
Net gain from retained interest in securitized receivables of consumer financing	-	-	-	-	-	-	-	-	-	-	-	-	-	4,707	-	4,707	4,707
(Loss) Gain on equity investees	-	-	-	-	-	-	3,332	-	(12,388)	443	-	41	9,682	9,298	118,956	138,420	126,032
Segment (loss) gain	11,240	25,334	67,561	4,168	8,892	51,059	-	168,254	(20,594)	77,372	79,795	379,544	21,559	28,274	118,956	705,500	853,160
Operating Margin (ii)	2.1%	17.9%	69.3%	7.0%	15.3%	60.4%	-	17.3%	(16.2%)	22.7%	48.6%	56.2%	11.2%	41.2%	0%	48.9%	33.6%
Depreciation	(3,680)	(671)	(1,732)	(1,078)	(554)	-	(1,217)	(8,932)	(783)	(200)	(28,792)	(136,498)	(14,565)	(902)	-	(180,957)	(190,672)
Balance Sheet Data
Assets	445,753	2,016,016	317,413	66,330	36,803	18,765	543,704	3,444,784	59,790	757,002	1,430,999	2,122,707	506,853	37,710	1,361,175	6,216,446	9,721,020

(i)   Not included in the segment gain.
(ii)  This item agregates segment (loss) gain divided by the sum of production income and sales.
(iii) This item aggregates sales of crops, beef cattle, milk and others and sales of farmland disclosed separately in the statements of income.
(iv) This item aggregates costs of crops, beef cattle, milk and others and cost of farmland sales disclosed separately in the statements of income.

Fiscal year ended June 30, 2010:

Statement of income data	Agribusiness Activities
(in Ps. thousand)	Agricultural Business								Slaughtering and Feed lot business	Real Estate Business
	Crops		Beef Cattle	Milk	Others	Farmland sales	Non Operating (i)	Subtotal Agriculture business		Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal Real Estate business
	Local	International															Total
Agricultural production income	143,772	27,076	20,830	26,043	-	-	-	217,721	-	-	-	-	-	-	-	-	217,721
Cost of agricultural production	(132,301)	(27,423)	(21,850)	(20,383)	-	-	-	(201,957)	-	-	-	-	-	-	-	-	(201,957)
(Loss) Gross income from agricultural production	11,471	(347)	(1,020)	5,660	-	-	-	15,764	-	-	-	-	-	-	-	-	15,764
Sales (iii)	164,522	30,129	39,274	24,415	50,497	18,557	-	327,394	-	225,567	156,592	529,841	159,894	265,346	-	1,337,240	1,664,634
Cost of sales (iv)	(148,077)	(27,552)	(46,682)	(24,415)	(38,102)	(4,825)	-	(289,653)	-	(99,893)	(35,705)	(164,265)	(103,191)	(99,470)	-	(502,524)	(792,177)
Gross income (loss)
from sales	16,445	2,577	(7,408)	-	12,395	13,732	-	37,741	-	125,674	120,887	365,576	56,703	165,876	-	834,716	872,457
Gross (Loss) profit	27,916	2,230	(8,428)	5,660	12,395	13,732	-	53,505	-	125,674	120,887	365,576	56,703	165,876	-	834,716	888,221
Unrealized gain / (loss) on inventories	1,515	(268)	84,349	-	(107)	-	-	85,489	-	730	361	-	-	-	-	1,091	86,580
Selling expenses	(23,127)	(4,481)	(2,550)	(540)	(3,355)	-	-	(34,053)	-	(2,388)	(4,452)	(37,134)	(16,509)	(124,918)	-	(185,401)	(219,454)
Administrative expenses	(19,440)	(7,203)	(12,329)	(2,229)	(1,839)	(1,346)	-	(44,386)	-	(35,079)	(45,679)	(54,335)	(35,074)	(25,125)	-	(195,292)	(239,678)
Gain from recognition of inventories at net realizable value	-	-	-	-	-	-	-	-	-	33,831	-	-	-	-	-	33,831	33,831
Net gain from retained interest in securitized receivables of consumer financing	-	-	-	-	-	-	-	-	-	-	-	-	-	37,470	-	37,470	37,470
(Loss) Gain on equity investees	-	-	-	-	-	-	(12,101)	-	(21,206)	1,907	-	40	5,990	-	152,479	160,416	139,210
Segment (loss) gain	(13,136)	(9,722)	61,042	2,891	7,094	12,386	-	60,555	(21,206)	124,675	71,117	274,147	11,110	53,303	152,479	686,831	726,180
Operating Margin (ii)	(4.3%)	(17%)	101.6%	5.7%	14%	66.7%	-	11.1%	0.0%	55.3%	45.4%	51.7%	6.9%	20.1%	-	51.4%	38.6%
Depreciation	(5,044)	-	(1,842)	(687)	(279)	-	(653)	(8,505)	-	(17,091)	(24,089)	(106,475)	(16,432)	(7,119)	-	(171,206)	(179,711)
Balance Sheet Data
Assets	381,706	442,276	265,567	51,323	19,674	3,162	162,020	1,325,728	1,877	683,040	1,104,047	1,776,827	231,881	314,285	1,354,508	5,464,588	6,792,193

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

Additional Information on the Real Estate Business Segments

Allocation of selling expenses to business segments

Selling expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments are allocated  to these business units. These expenses are incurred individually by each segment. All other selling expenses are allocated respectively to the remaining segments according to which segment has specifically incurred each expense.

Allocation of administrative expenses to business segments

Administrative expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments are allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties segment and the Office and Other Non-Shopping Center Rental Properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 47.2% and 52.8% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments) are allocated to the Development and sale of properties segment and to the Office and Other Non-Shopping Center Rental Properties segment, respectively.

Allocation of net gain from recognition of inventories at net realizable value

These results are allocated to the Development and Sale of properties segment.

Allocation of net gain from retained interest in securitized receivables (Consumer financing)

These results are allocated to the Consumer financing segment.

Allocation of net gain from real estate transactions and holdings

These results are allocated directly to the segment that generates them.

Allocation of financial results, net to business segments

Includes interest income, foreign exchange gain (loss) from assets, other holding results, interest expenses, foreign exchange gain (loss) from liabilities and other financial expenses, allocated to each segment, as described below.

Each one of the following segments: Shopping centers, Consumer financing and Hotels manages its financial transactions individually. The gains/losses on said transactions are directly allocated to these segments. The financial gains or losses unrelated to these business units are shown in the Financial operations and other segment as they are not specifically generated by any other segment separately, except Interest income and Interest expenses, which are prorated among all the segments in proportion to the corresponding assets to each segment.

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

OPERATING RESULTS

Fiscal year ended June 30, 2012 compared to fiscal year ended June 30, 2011

Production income

Production income was Ps. 700.4 million for fiscal year 2012, 72.3% higher than the amount recorded for the previous fiscal year. This was primarily due to a Ps. 268.4 million increase in our Crops segment (including Ps. 292.8 million from BrasilAgro partially offset by a decrease in local production income) and an Ps. 25.7 million increase in our Beef cattle segment.

Crops – Domestic market

Production income from our Crops segment in the local market decreased 9.1%, from Ps. 259.2 million for fiscal year 2011 to Ps. 235.6 million in fiscal year 2012, primarily as a result of:

•
a 5.6% decrease in total production volumes, from 408,404 tons in fiscal year 2011 to 385,739 tons in fiscal year 2012, mainly due to a decrease in volumes of soybean (30.4%) and sorghum (35.61%) harvested, partially offset by an increase in volumes of sunflower (4.42%) and corn (1.03%) harvested from year to year; and

•	a 3.8% decrease in average prices of grain production.

The 5.6% decrease in the production volume from our Crops segment in the local market was mainly due to a 6.7% decrease in our average yield, from 4.53 tons per hectare in fiscal year 2011 to 4.23 tons per hectare in fiscal year 2012, mainly due to the mix of grain harvested and unfavorable weather conditions. In addition, during fiscal year 2012 the surface area in operation increased from 90,150 hectares (including 10,401 hectares under concession) as of June 30, 2011 to 91,269 hectares (including 8,778 hectares under concession) as of June 30, 2012.

As of June 30, 2012, the harvested area was 83.3% of our total sown area, compared to 81.4% as of June 30, 2011.

The following table shows the board prices(1) as of June 30, 2012 and 2011:

	Fiscal year ended June 30,
	2012	2011
	Ps.	Ps.
Wheat	740	770
Sunflower	1,600	1,300
Corn	690	670
Soybean	1,645	1,272

(1) Rosario Commodities Exchange board prices

Crops – International market

Production income from our Crops segment in the international market increased 420.7%, from Ps. 69.4 million in fiscal year 2011 to Ps. 361.5 million in fiscal year 2012, mainly as a result of:

•
a 1,261.4% increase in total production volume from 58,506 tons in fiscal year 2011 to 796,510 tons in fiscal year 2012, mainly due to an increase in volumes of soybean (237.6%), corn (440.8%), sorghum (56.4%), sunflower (50.3%) and sugarcane (100%) harvested (in the last case, mainly because of the effect of BrasilAgro’s consolidation effective July 1, 2011);

•	slightly offset by a 32.3% year-on-year decrease in volumes of wheat harvested; and
•	a 61.7% decrease in the average price of grain production.

The 1,261.4% increase in production volume of our Crops segment in the international market resulted mainly from a larger surface area under operation, from 30,978 hectares in fiscal year 2011 to 109,602 hectares in fiscal year 2012 (63,410 hectares from BrasilAgro), and a 284.8% increase in our average yield from 1.89 tons per hectare in fiscal year 2011 to 7.27 tons per hectare in fiscal year 2012.

As of June 30, 2012, the harvested area was 82.0% of the total sown area, compared to 79.6% as of June 30, 2011.

Beef cattle

Production income from the Beef cattle segment increased 55.3%, from Ps. 46.6 million in fiscal year 2011 to Ps. 72.3 million in fiscal year 2012, primarily as a result of:

•	a 12.5% increase in the average price of kilogram of cattle produced, from Ps. 7.1 in fiscal year 2011 to Ps. 8.0 in fiscal year 2012;
•
a 38.1% increase in beef production volume, from 6,519 tons during fiscal year 2011 to 9,000 tons in fiscal year 2012, mainly due to a higher beef production volume in farms (24.3%) and feedlot (163.3%) in fiscal year 2012 compared to fiscal year 2011; and

•	a 44.5% increase in births during fiscal year 2012 compared to fiscal year 2011.
The number of hectares dedicated to beef cattle production decreased from 102,279 hectares in fiscal year 2011 to 95,995 hectares in fiscal year 2012. This was mainly due to a smaller number of own hectares devoted to cattle production.

Milk

Production income from the Milk segment decreased 0.7%, from Ps. 31.3 million in fiscal year 2011 to Ps. 31.1 million in fiscal year 2012. This decrease was mainly due to:

•
a 15.5% reduction in milk production volumes, from 19.6 million liters in fiscal year 2011 to 16.6 million liters in this fiscal year. This decrease in production volume was mainly due to a lower average number of milking cows per day (from 2,816 in fiscal 2011 to 2,112 in fiscal 2012) as a result of the sale of “La Juanita” dairy farm by mid-fiscal year 2011, partially offset by a 12.6% increase in the efficiency level of average daily milk production per cow, from 19.1 liters in fiscal year 2011 to 21.5 liters in fiscal year 2012; and

•	partially offset by a 14.6% increase in average prices of milk, from Ps. 1.45 per liter in fiscal year 2011 to Ps. 1.66 per liter in fiscal year 2012.

Cost of production

Cost of production increased 119.0%, from Ps. 280.1 million in fiscal year 2011 to Ps. 613.3 million in fiscal year 2012. This increase was mainly due to an Ps. 320.3 million increase in our Crops segment (including Ps. 281.9 million from BrasilAgro), an Ps.  9.4 million increase in our Beef cattle segment and an Ps. 3.5 million increase in our Milk segment.

Crops – Domestic market

Cost of production from our Crops segment in the local market increased 11.3%, from Ps. 190.4 million in fiscal year 2011 to Ps. 211.9 million in fiscal year 2012, primarily as a consequence of:

•	a 11.3% increase in direct costs of production during fiscal year 2012 compared to fiscal year 2011, primarily as a result of higher prices of leases and supplies used (agrochemicals and seeds);
•	partially offset by lower production volumes in fiscal year 2012 compared to fiscal year 2011; and
•	a smaller number of hectares in operation in farms leased from third parties in fiscal year 2012 compared to fiscal year 2011.
Total cost of production per ton increased 36.4%, from Ps. 413 in fiscal year 2011 to Ps. 487 in fiscal year 2012, primarily as a result of higher direct costs of production and lower yields per hectare during fiscal year 2012 compared to fiscal year 2011.

Crops – International market

Cost of production from our Crops segment in the international market increased 734.5% from PS. 40.7 million in fiscal year 2011 to Ps. 339.6 million in fiscal year 2012, mainly due to:

•	the effect of the consolidation of BrasilAgro effective July 1, 2011;
•	higher production volumes in fiscal year 2012 compared to fiscal year 2011;
•	a larger number of hectares in operation in fiscal year 2012 compared to fiscal year 2011; and
•	a significant increase in direct costs of production during fiscal year 2012 compared to fiscal year 2011, primarily as a result of higher prices of supplies used (agrochemicals and seeds).

The total cost of production per ton decreased 34.2% from Ps. 635 in fiscal year 2011 to Ps. 418 in fiscal year 2012, mainly due to higher production yields compared to the previous fiscal year.

Beef Cattle

Production cost of the Beef Cattle segment increased 37.5% from Ps. 25.0 million in fiscal year 2011 to Ps. 34.3 million in fiscal year 2012. The increase in production costs of the Beef Cattle segment during fiscal year 2012 was mainly due to:

•	higher production volumes in fiscal year 2012 compared to fiscal year 2011; and
•	higher feed costs due to the increase of animals fattened in feedlots.

The increase in production volumes exceeded the rise in costs; therefore, the direct cost per kilogram produced decreased by 3.3% from Ps. 1.91 in fiscal year 2011 to Ps. 1.85 in fiscal year 2012.

Milk

Cost of production of the Milk segment increased 14.6%, from Ps. 24.0 million in fiscal year 2011 to Ps. 27.5 million in fiscal year 2012. This increase was mainly due to the impact of higher direct and indirect costs, affecting the cost of production per liter of milk, which increased from Ps. 1.22 in fiscal year 2011 to Ps. 1.66 in fiscal year 2012.

Sales

Total sales increased 29.2%, from Ps. 2,133.8 million in fiscal year 2011 to Ps. 2,757.4 million in fiscal year 2012. This was primarily due to a 93.1% increase in the Agriculture and cattle raising business, from Ps. 564.9 million in fiscal 2011 to Ps. 1,090.7 million in fiscal year 2012, a 21.1% reduction in Feedlot from Ps. 127.1 million in fiscal year 2011 to Ps. 100.2 million in fiscal year 2012, because in fiscal year 2011 the results cover a period of six months, and a 8.6% increase in the Real estate business, from Ps. 1,441.9 million in fiscal year 2011 to Ps. 1,566.5 million in fiscal year 2012.

Agriculture and cattle raising business

Sales increased 93.1% from Ps. 564.9 million in fiscal year 2011 to Ps. 1,090.7 million in fiscal year 2012, as a result of an Ps. 414.0 million increase in the Crops segment (Ps. 367.1 million of which correspond to BrasilAgro), an Ps. 84.1 million increase in the Beef cattle segment, an Ps. 1.0 million decrease in the Milk segment, an Ps. 19.5 million increase in the Other segment, and an Ps. 9.2 million increase in the Sales of farms segment.

Crops – Domestic market

Sales from our Crops segment increased 13.4%, from Ps. 271.0 million in fiscal year 2011 to Ps. 307.2 million in fiscal year 2012, primarily as a consequence of:

•	a 13.7% increase in average prices of crops sold, from Ps. 889 per ton in fiscal year 2011 to Ps. 1,011 per ton in fiscal year 2012;
•	partially offset by a slight decrease of 163 tons in crops sold in fiscal year 2012 compared to the previous fiscal year; and
•	a 5.6% decrease in production volume, from 408,404 tons in fiscal year 2011 to 385,739 tons in fiscal year 2012.
•	During fiscal year 2012, due to larger stocks at the beginning of the year, smaller purchases and lower production volumes, there was a lower volume of crops at year-end.

	Crops Inventories (in tons) (1)
	Fiscal year ended June 30,
	2012	2011	Change
Inventories at the beginning of the fiscal year	113,175	90,299	22,876
Purchases	10,203	33,970	(23,767)
Production	282,206	317,072	(34,866)
Sales	(304,809)	(304,972)	163
Transfer of unharvested crops to expenses	(21,815)	(23,194)	1,379
Inventories at the end of the fiscal year	78,960	113,175	(34,215)

(1) Includes silage stocks.

Crops – International market

Sales from our Crops segment in the international market increased 524.5% from Ps. 72.0 million in fiscal year 2011 to Ps. 449.8 million in fiscal year 2012, mainly as a result of:

•
a significant increase in sales volume, from 52,179 tons in fiscal year 2011 to 872,527 tons in fiscal year 2012, mainly due to a higher production volume of crops in this fiscal year and the effect of the consolidation of BrasilAgro effective July 1, 2011 (815,582 tons); and

•	slightly offset by a 17.4% reduction in the average price per ton sold, from Ps. 624 in fiscal year 2011 to Ps. 516 in fiscal year 2012.

	Crops Inventory (in tons)
	Fiscal Year ended June 30,
	2012	2011	Variation
Inventories at the beginning of the fiscal year	195,586	4	195,582
Purchases	311	-	311
Effect of BrasilAgro’s consolidation	-	189,889	(189,889)
Production	796,510	58,496	738,014
Sales	(872,527)	(52,179)	(820,348)
Transfer of unharvested crops to expenses	(225)	(624)	399
Inventories at the end of the fiscal year	119,655	195,586	(75,931)

Beef cattle

Sales from our Beef cattle segment increased 165.1%, from Ps. 50.9 million in fiscal year 2011 to Ps. 135.0 million in fiscal year 2012, primarily as a result of:

•	a 45.7% increase in the average price per kilogram sold, from Ps. 6.00 in fiscal year 2011 to Ps. 8.74 in fiscal year 2012; and
•	an 81.9% increase in beef sales volume, from 8,485 tons in fiscal year 2011 to 15,437 tons in fiscal year 2012.
The average cattle stock remained unchanged at approximately 80,000 heads in fiscal year 2012 compared to fiscal year 2011.

Milk

Sales from the Milk segment decreased 3.2% from Ps. 28.4 million in fiscal year 2011 to Ps. 27.5 million in fiscal year 2012, mainly as a result of:

•	a 14.2% increase in the average price of milk, from Ps. 1.48 per liter in fiscal year 2011 to Ps. 1.69 per liter in fiscal year 2012;
•	a 12.6% increase in production efficiency levels; and
•	partially offset by a 15.5% reduction in milk production volumes, mainly due to a lower average number of milking cows.

Sales of farms

Sales from our Sales of farms segment increased 10.9% from Ps. 84.5 million in fiscal year 2011 to Ps. 93.7 million in fiscal year 2012, mainly as a consequence of:

Fiscal Year 2012

•
On September 28, 2011, BrasilAgro sold the Sao Pedro farm, a rural property located in the Municipality of Chapadão do Céu – GO with a total surface area of 2,447 hectares. The transaction price was R$ 23.3 million (equivalent to Ps. 59.8 million and 580,000 bags of soybean seeds).

•	On March 2, 2012, the sale of 1,194 additional hectares in La Fon Fon farm, located in the Province of Obispo Santiesteban, Republic of Bolivia, was agreed upon for Ps. 18.3 million (US$ 4.8 million).
•
On May 22, 2012, the Company sold, assigned and conveyed to APSA a 115-hectare plot of land which forms part of the property “Puerta de Luján” located in the District of Luján, Province of Buenos Aires, for a total amount of Ps. 15.5 million.

Fiscal Year 2011

·
On September 3, 2010, we signed the title deed of sale of the “La Juanita” farm (4,302 hectares), located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of Ps. 71.1 million (US$ 18.0 million).

·	On March 2, 2011, we agreed upon the sale of 910 hectares of “La Fon Fon” farm located in the Province of Obispo Santiesteban, Republic of Bolivia for a total amount of US$ 3.6 million.

Other

Sales from our Other segment increased 33.6%, from Ps. 58.0 million in fiscal year 2011 to Ps. 77.6 million in fiscal year 2012, mainly due to:

•	an Ps. 8.8 million increase in commodity brokerage services;
•	an Ps. 8.7 million increase in leases;
•	an Ps. 3.9 million increase in irrigation services; and
•	partially offset by an Ps. 2.0 million reduction for services to third parties, resale of raw materials, and others.

Feedlot/meat packing business

In December 2010, Cresud increased its interest in Cactus Argentina S.A. from 48% to 80%. Therefore, Cresud’s consolidated results for fiscal year 2011 include the results of Cactus Argentina S.A. only for the period from January 1 to June 30, 2011, whereas Cresud’s consolidated results for fiscal year 2012 include its results for the whole period, affecting the comparability of results. In addition, Cactus’ results are consolidated with those of Exportaciones Agroindustriales Argentinas S.A.; therefore, Cresud’s segment information includes a new segment known as Feedlot/meat packing as from the fiscal year ended June 30, 2011.

Sales from the Feedlot/meat packing business decreased 21.1%, from Ps. 127.1 million in fiscal year 2011 to Ps. 100.2 million in fiscal year 2012.

As concerns our Feedlot business, the reduction in sales was caused mainly by:

•	a 30.52% reduction in the occupancy rate, from 74,539 heads in fiscal year 2011 to 51,791 heads in fiscal year 2012; and
•	partially offset by a 21.9% increase in the average revenues per head, from Ps. 226 in fiscal year 2011 to Ps. 275 in fiscal year 2012.

In connection with our Meat Packing business, the reduction in sales is explained mainly by the reduction in exports recorded in fiscal year 2012. While in the previous fiscal year we had met 100% of the Hilton quota allocated to us, of 622 tons, during fiscal year 2012 the Company exported 32% out of the 700 Hilton quota tons allocated to it. The decrease in EAASA’s exports implied increasing even further the share of sales in the domestic market, where most of the slaughterhouses are subject to less stringent quality standards and whose prices are also lower.

Real estate business

Sales from our Real estate business increased 8.6% from Ps. 1,441.9 million in fiscal year 2011 to Ps. 1,566.5 million in fiscal year 2012. This was caused mainly by an Ps. 196.4 million increase in the Shopping centers segment and an Ps. 27.4 million increase in the Offices and other segment, partially offset by a reduction of Ps. 63.7 million in the Consumer finance segment due to the sale of the 80% equity interest in Tarshop S.A. (deconsolidation of its results as from September 1, 2010), of Ps. 22.9 million in the Hotels segment, and of Ps. 12.7 million in the Sales and Developments segment.

Cost of sales

Total cost of sales increased 33.7% from Ps. 1,206.2 million for fiscal year 2011 to Ps. 1,612.6 million in fiscal year 2012. This was mainly due to an increase of Ps. 468.2 million (101.1%) in the Agriculture and cattle raising business, from Ps. 463.2 million in fiscal year 2011 to Ps. 931.4 million in fiscal year 2012, largely due to a cost of sales of Ps. 353.4 million added as a result of BrasilAgro’s consolidation effective July 1, 2011. This was partially offset by a 8.8% reduction in the Real estate business and an Ps. 7.1 million reduction in the Feedlot/meat packing business.

Agriculture and cattle raising business

Cost of sales for fiscal year 2012 increased 101.1% from Ps. 463.2 million in fiscal year 2011 to Ps. 931.4 million in fiscal year 2012, primarily as a result of an Ps. 377.1 million increase in the Crops segment (including Ps. 353.4 million from BrasilAgro), an Ps. 68.3 million increase in the Beef cattle segment, an Ps. 5.4 million increase in the Other segment, and an Ps. 18.3 million increase in the Sales of farms segment, slightly offset by a reduction of Ps. 1.0 million in the Milk segment.

Cost of sales as a percentage of sales was 82.0% in fiscal year 2011 and 85.4% in fiscal year 2012.

    Crops – Domestic market

    Cost of sales from our Crops segment increased 7.3%, from Ps. 241.1 million in fiscal year 2011 to Ps. 258.6 million in fiscal year 2012, primarily as a result of:

•	a 7.3% year-on-year increase in the average cost per ton sold, from Ps. 791 in fiscal year 2011 to Ps. 849 in fiscal year 2012, mainly as a result of the higher average market prices of crops;
•	slightly offset by a 0.1% reduction in the volume of tons sold compared to the previous fiscal year.

    Crops – International market

    Cost of sales from our Crops segment increased 558.3% from Ps. 64.4 million in fiscal year 2011 to Ps. 424.0 million in fiscal year 2012, mainly as a result of:

•
an increase of 820,349 tons (1,572.2%) in the volume of sales of crops in fiscal year 2012 compared to the previous fiscal year, largely explained by the 815,583 tons sold by BrasilAgro, added as a result of the consolidation of such company effective July 1, 2011;

•
slightly offset by a 60.6% reduction in the average cost per ton of crops as compared to the previous fiscal year, from Ps. 1,234 in fiscal year 2011 to Ps. 486 in fiscal year 2012, largely due to a 17.4% decrease in the average price per ton sold, from Ps. 624 in fiscal year 2011 to Ps. 516 in fiscal year 2012.

    Beef cattle

    Cost of sales from our Beef cattle segment increased 117.6%, from Ps. 58.0 million in fiscal year 2011 to Ps. 126.3 million in fiscal year 2012, primarily as a result of:

•
a 19.6% increase in the average cost per kilogram sold, from Ps. 6.8 in fiscal year 2011 to Ps. 8.2 fiscal year 2012, mainly due to the increase in the average price per kilogram sold, from Ps. 6.0 in fiscal year 2011 to Ps. 8.74 in fiscal year 2012; and

•	an 81.9% increase in beef sales volumes in fiscal year 2012 compared to fiscal year 2011.

    Milk

    Cost of sales from our Milk segment decreased 3.2%, from Ps. 28.4 million in fiscal year 2011 to Ps. 27.5 million in fiscal year 2012, primarily as a result of:

•	a 15.2% reduction in the sales volume of milk;
•	partially offset by a 14.2% increase in the level of prices of milk which had an impact on the cost of sales.

    Sales of farms

    Cost of sales from our Sales of farms segment increased significantly, from Ps. 29.9 million in fiscal year 2011 to Ps. 48.2 million in fiscal year 2012, mainly as a consequence of:

    Fiscal year 2012

•	the cost of sale of 2,447 hectares of “Sao Pedro” farm was Ps. 32.1 million;
•	the cost of sale of 1,194 hectares of “La Fon Fon” farm was Ps. 11.7 million; and
•	the cost of sale of 115 hectares of “Puerta de Luján” farm was Ps. 4.3 million.

    Fiscal year 2011

•	the cost of sale of 4,302 hectares of “La Juanita” farm was Ps. 21.6 million; and
•	the cost of sale of 910 hectares of “La Fon Fon” farm was Ps. 8.3 million.

    Other

    Cost of sales from our Other segment increased 13.0%, from Ps. 41.4 million in fiscal year 2011 to Ps. 46.8 million in fiscal year 2012, primarily as a result of the increase in costs arising from brokerage activities due to an increase in the number of commodity trading transactions through our subsidiary Futuros y Opciones.com for Ps. 4.3 million and the increase in irrigation services for Ps. 1.1 million, slightly offset by the reduction of costs generated by services to third parties, resale of raw materials and others.

    Feedlot/meat packing business

    Cost of sales from our Feedlot/meat packing business decreased 5.8% during fiscal year 2012, from Ps. 123.3 million in fiscal year 2011 to Ps. 116.1 million in fiscal year 2012.

    As concerns our Feedlot business, the reduction in costs was caused mainly by:

•	a 30.52% reduction in the occupancy rate;
•	an increase of 23.4% in costs per head during this fiscal year, from Ps. 222 in fiscal year 2011 to Ps. 274 in fiscal year 2012;
•
a significant increase in the price of calves that affected the purchase-sale ratio as it impacted directly on costs due to the scarce supply of calves resulting from the breeders’ decision to rebreed and sell heavier cattle; and

•	the end of the compensations granted to feedlot facilities.

    In connection with our Meat Packing business, the reduction in sales was caused mainly by:

•	the high prices of cattle, their main raw material, due to the scarce supply.

    Real estate business

    Cost of sales from our Real estate business decreased 8.8%, from Ps. 619.7 million in fiscal year 2011 to Ps. 565.1 million in fiscal year 2012. This was mainly due to a decrease of Ps. 29.7 million in the Sales and developments segment, of Ps. 20.9 million in the Consumer Finance segment, of Ps. 2.5 million in the Hotels segment and of Ps. 2.0 million in the Shopping Centers segment, partially offset by an Ps. 0.4 million reduction in the Offices and other segment.

    Gross profit

    As a result of the above mentioned factors, gross profit increased 16.9%, from Ps. 1,054.0 million in fiscal year 2011 to Ps. 1,231.9 million in fiscal year 2012. This was mainly due to:

•	a 8.1% increase in our Agriculture and cattle raising business, from an Ps. 228.1 million profit in fiscal year 2011 to an Ps. 246.5 million profit in fiscal year 2012;
•	a 21.8% increase in our Real estate business, from a profit of Ps. 822.1 million in fiscal year 2011 to a profit of Ps. 1,001.4 million in fiscal year 2012; and
•
partially offset by a reduction of Ps. 19.8 million in our Feedlot/meat packing business in fiscal year 2012, from a profit of Ps. 3.8 million in fiscal year 2011 to a loss of Ps. 15.9 million in fiscal year 2012.

    Agriculture and cattle raising business

    As a result of the above mentioned factors, gross profit increased significantly, from Ps. 228.1 million in fiscal 2011 to Ps. 246.5 million in fiscal 2012. Our gross margin, calculated as our gross profit divided by our production income, was 56.1% positive for fiscal 2011 and 35.2% positive for fiscal year 2012.

    Crops – Domestic market

    Gross profit from this segment decreased 26.7%, from Ps. 98.7 million in fiscal year 2011 to Ps. 72.3 million in this fiscal year.

    Crops – International market

    Gross profit from this segment increased 31.2%, from Ps. 36.3 million in fiscal year 2011 to Ps. 47.7 million during the current fiscal year, largely due to BrasilAgro’s gross profit of Ps. 58.3 million, added as a result of this company’s consolidation effective July 1, 2011.

    Beef cattle

    Gross profit from our Beef cattle segment increased 222.4%, from Ps. 14.5 million in fiscal year 2011 to Ps. 46.6 million in fiscal year 2012.

    Milk

    Gross profit from our Milk segment decreased 50.8%, from Ps. 7.3 million in fiscal year 2011 to Ps. 3.6 million in fiscal year 2012.

    Sales of farms

    Gross profit from our Sales of farms segment decreased 16,7% from Ps. 54.6 million in fiscal year 2011 to Ps. 45.5 million in fiscal year 2012.

    Other

    Gross profit from our Other segment increased 84.8%, from Ps. 16.7 million in fiscal year 2011 to Ps. 30.8 million in this fiscal year.

    Feedlot/meat packing business

    Gross profit from our Feedlot/meat packing business decreased 517.8%, from an Ps. 3.8 million profit in fiscal year 2011 to an Ps. 15.9 million loss in fiscal year 2012.

    Real estate business

    Gross profit from our Real estate business increased 21.8% from Ps. 822.1 million in fiscal year 2011 to Ps. 1,001.4 million in fiscal year 2012. This was mainly due to an increase of Ps. 198.4 million in the Shopping Centers segment, of Ps. 27.0 million in the Offices and other segment, and of Ps. 17.0 million in the Sales and Developments segment, partially offset by a reduction of Ps. 42.9 million in the Consumer Finance segment and of Ps. 20.4 million in the Hotels segment.

    Selling expenses

    Total selling expenses increased by Ps. 66.8 million (37.9%) from Ps. 176.2 million in fiscal year 2011 to Ps. 243.0 million for fiscal year 2012. This increase was caused mainly by an increase of Ps. 65.7 million in the Agriculture and cattle raising business (including Ps. 29.2 million from BrasilAgro), an increase of Ps. 1.8 million in the Real estate business, and a reduction of Ps. 0.7 million in the Feedlot/meat packing business.

    Agriculture and cattle raising business

    Selling expenses of our Agriculture and cattle raising business increased 106.8% from Ps. 61.5 million in fiscal year 2011 to Ps. 127.1 million in fiscal year 2012. Selling expenses of our Crops, Beef Cattle and Other segments represented 82.9%, 9.8% and 6.3%, respectively, from the total selling expenses as of June 30, 2012.

    Crops – Domestic market

    Selling expenses of our Crops segment as a percentage of sales increased from 16.9% in fiscal year 2011 to 22.0% in fiscal year 2012. This increase was caused by the fact that the selling expenses per ton of grain sold rose 47.9%, from Ps. 150 per ton in fiscal year 2011 to Ps. 222 per ton in fiscal year 2012, primarily as a result of higher cost of freight, conditioning and storage, surpassing the year-on-year increase in average sales prices of commodities.

    Crops – International market

    Selling expenses of our Crops segment as a percentage of sales decreased from 9.8% during fiscal year 2011 to 8.4% in fiscal year 2012. Selling expenses per ton of grain sold decreased 68.1%, from Ps. 135 per ton during fiscal year 2011 to Ps. 43 per ton in fiscal year 2012.

    Beef cattle

    Selling expenses of our Beef cattle segment as a percentage of sales increased, from 4.8% in fiscal year 2011 to 9.3% in fiscal year 2012.

    Milk

    Milk sales do not generate significant selling expenses as all the production is marketed directly to dairy producers.

    Other

    Selling expenses of our Other segment as a percentage of sales increased from 8.1% in fiscal year 2011 to 10.4% in fiscal year 2012.

    Feedlot/meat packing business

    Selling expenses from our Feedlot/meat packing business as a percentage of sales increased from 6.3% in fiscal year 2011 to 7.3% in fiscal year 2012.

    Real estate business

    Selling expenses from the Real estate business increased 1.7%, from Ps. 106.7 million in fiscal year 2011 to Ps.108.5 million in fiscal year 2012. This was mainly due to an Ps.26.4 million increase in the Sales and developments, Offices and other, Shopping Centers and Hotels segments, partially offset by a reduction of Ps.24.6 million in the Consumer Finance segment.

    Administrative expenses

    Total administrative expenses increased 40.8%, from Ps. 256.0 million in fiscal year 2011 to Ps.360.5 million in fiscal year 2012. This increase was mainly due to an increase of Ps. 84.9 million in the Agriculture and cattle raising business (including Ps.69.0 million from BrasilAgro), an Ps.16.9 million increase in the Real estate business, and an Ps.2.6 million increase in the Feedlot/meat packing business.

Agriculture and cattle raising business

Administrative expenses from our Agriculture and cattle raising business increased 163.8% from Ps.51.8 million in fiscal year 2011 to Ps.136.7 million in fiscal year 2012.

Crops – Domestic market

Administrative expenses decreased 4.8% from Ps.23.8 million in fiscal year 2011 to Ps.22.7 million in fiscal year 2012, mainly due to:

•	lower Fees and compensation from services; and
•	lower office and administration expenses.
Crops – International market

Administrative expenses increased significantly, from Ps.5.3 million in fiscal year 2011 to Ps.74.6 million in fiscal year 2012, mainly due to the consolidation of BrasilAgro effective July 1, 2011 and the growing development of our international businesses in Bolivia and Paraguay, which generated higher expenses.

Beef cattle

Administrative expenses increased 74.6% from Ps.14.2 million in fiscal year 2011 to Ps. 24.8 million in fiscal year 2012, mainly as a result of:

•	an increase in Salaries and wages and social security contributions;
•	higher Fees and compensation from services; and
•	higher office and administration expenses.

Milk

Administrative expenses decreased 5.8% from Ps. 1.7 million in fiscal year 2011 to Ps. 1.6 million in fiscal year 2012, primarily as a result of reduced activities due to the sale of “La Juanita” dairy farm.

Sales of farms

Administrative expenses increased 91.7%, from Ps. 3.5 million in fiscal year 2011 to Ps. 6.8 million in fiscal year 2012, mainly as a result of an increase in the share of this segment due to the rise in sales during fiscal year 2012.

Other

Administrative expenses increased 89.9% from Ps. 3.3 million in fiscal year 2011 to Ps. 6.2 million in fiscal year 2012, primarily as a result of higher Salaries and wages and social security contributions resulting from compensation increases.

Feedlot/meat packing business

Administrative expenses from our Feedlot/meat packing business increased 58.2%, from Ps. 4.5 million in fiscal year 2011 to Ps. 7.2 million in fiscal year 2012, mainly due to an increase in Salaries and social contributions as a result of the execution of an agreement with the Beef Workers’ Union of La Pampa, which was applicable for a total term of 120 days, and finally the severance payment recorded in the previous fiscal year as a result of the dismissals resolved upon in September 2010 and March 2011.

Real estate business

Administrative expenses from the Real estate business increased 8.5%, from Ps. 199.6 million in fiscal year 2011 to Ps. 216.7 million in fiscal year 2012. This resulted mainly from an Ps. 25.3 million increase in the Shopping centers, Offices and other and Hotels segments, partially offset by an Ps. 8.4 million reduction in the Consumer finance and Sales and developments segments.

Gain from valuation of other assets at net realization value

Gain from valuation of other assets from the Real estate business at net realization value decreased 5.8% from a Ps. 45.4 million gain during fiscal year 2011 to an Ps. 42.8 million gain in fiscal year 2012.

Gain (loss) from inventory holding

Our gain (loss) from inventory holding decreased 130.4%, from an Ps. 55.2 million gain in fiscal year 2011 to a Ps. 16.8 million loss in fiscal year 2012. This decrease was mainly due to a reduction of Ps. 70.9 million in the Agriculture and cattle raising business (including Ps. 51.7 million from BrasilAgro), a reduction of Ps. 0.6 million in the Real estate business, and a reduction of Ps. 0.5 million in the Feedlot/meat packing business.

Agriculture and cattle raising business

Crops – Domestic market

Our gain (loss) from inventory holding increased 177.7%, from an Ps. 17.8 million loss in fiscal year 2011 to a Ps. 13.8 million gain in fiscal year 2012, mainly as a result of a higher gain from inventory holding in grains and supplies and transactions in the Futures and Options Exchange Market (Mercado a Término).

Crops – International market

Our gain (loss) from inventory holding decreased significantly, from an Ps. 1.3 million gain in fiscal year 2011 to a Ps. 51.0 million loss in fiscal year 2012 (including Ps. 51.7 million loss from BrasilAgro), mainly as a result of the significant loss in inventory holding in grains and supplies, due to lower market prices, slightly offset by a gain in the Futures and Options Exchange Market.

Beef cattle

Our gain (loss) from inventory holding decreased 71.9%, from an Ps. 69.7 million gain in fiscal year 2011 to a Ps. 19.6 million gain in fiscal year 2012, mainly due to the reduction in the stock of cattle, partially offset by the increase in cattle market prices.

Other

The Other segment did not record significant gain (loss) from inventory holding and remained constant at a Ps. 0.2 million gain during fiscal years 2011 and 2012.

Feedlot/meat packing business

Our Feedlot/meat packing business generated almost no gain (loss) from inventory holding during fiscal year 2012, whereas in fiscal year 2011 it had generated a gain of Ps. 0.5 million.

Real estate business

Our gain (loss) from inventory holding of the Real estate business decreased by 49.7%, from a gain of Ps. 1.1 million in fiscal year 2011 to a gain of Ps. 0.6 million in fiscal year 2012. This was mainly due to a reduction of Ps. 0.4 million in the Offices and other segment and a reduction of Ps. 0.1 million in the Sales and developments segment, compared to the previous fiscal year.

Gain (loss) from investment in Tarjeta Shopping's trusts

In fiscal year 2012 we did not record gain (loss) from inventory holding derived from our investment in Tarjeta Shopping trusts due to the deconsolidation of Tarshop S.A. as from September 1, 2010, whereas in fiscal year 2011 we had had a gain of Ps. 4.7 million.

Operating income (loss)

As a result of the above mentioned factors, operating income (loss) decreased 10.0%, from a Ps. 727.1 million gain in fiscal year 2011 to an Ps.654.5 million gain in fiscal year 2012.

Agriculture and cattle raising business

Operating income (loss) from the Agriculture and cattle raising business decreased 120.7% from a Ps.168.3 million gain in fiscal year 2011 to an Ps.34.8 million loss in fiscal year 2012.

Crops – Domestic market

Operating income (loss) from this segment decreased 138.6% from a Ps. 11.2 million gain in fiscal year 2011 to a Ps. 4.3 million loss in fiscal year 2012.

Crops – International market

Operating income (loss) from this segment decreased significantly, from a Ps. 25.3 million gain in fiscal year 2011 to a Ps. 115.6 million loss in fiscal year 2012 (including Ps. 91.6 million loss from BrasilAgro).

Beef cattle

Operating income (loss) from this segment decreased 57.2%, from a Ps. 67.6 million gain in fiscal year 2011 to a Ps. 28.9 million gain in fiscal year 2012.

Milk

Operating income (loss) from this segment decreased 76.6%, from a Ps. 4.2 million gain in fiscal year 2011 to a Ps. 1.0 million gain in fiscal year 2012.

Sales of farms

Operating income (loss) from this segment decreased 24.6%, from a Ps. 51.1 million gain in fiscal year 2011 to a Ps. 38.5 million gain in fiscal year 2012.

Other

Operating income (loss) from this segment increased 88.2% from a Ps. 8.9 million gain in fiscal year 2011 to a Ps. 16.7 million gain in fiscal year 2012.

Feedlot/meat packing business

Operating income (loss) from our Feedlot/meat packing business decreased 270.1%, from a Ps. 8.2 million loss in fiscal year 2011 to a Ps. 30.4 million loss in fiscal year 2012, mainly due to the lower occupancy rate in the feedlot facilities and higher compensation and social security charges.

Real estate business

Operating income (loss) from the Real estate business increased 26.9%, from a Ps. 567.1 million gain in fiscal year 2011 to a Ps. 719.6 million gain in fiscal year 2012. This was mainly due to an Ps. 195.4 million increase in the Sales and Developments, Shopping Centers, and Office and Other segments, offset by a reduction of Ps. 42.9 million in the Hotels and Consumer finance segments.

Amortization of goodwill

The amortization of goodwill decreased 13.8%, from a Ps. 66.0 million gain during fiscal year 2011 to n Ps. 56.9 million gain in fiscal year 2012. This was mainly due to a reduction of Ps. 8.8 million from our share in IRSA, slightly offset by a increase of Ps. 0.7 million from our Real estate business.

Net financial results

We had a higher net financial loss of Ps. 211.4 million, from a loss of Ps. 369.0 million in fiscal year 2011 to a loss of Ps. 580.4 million in fiscal year 2012. This was primarily due to:

•	a higher loss of Ps. 79.9 million in net financial interest recorded in fiscal year 2012;
•	a higher gain of Ps. 27.5 million generated by the results from financial and other transactions in fiscal year 2012;
•	a higher loss of Ps. 158.9 million generated by net exchange differences in fiscal year 2012.

Our net financial loss in fiscal year 2012 is mainly due to (i) an Ps. 396.2 million loss from the negative impact of interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates; (ii) an Ps. 225.0 million loss generated by net exchange differences mainly as a result of a higher liability position in US dollars; and (iii) an Ps. 3.6 million loss derived from holding results from the placement of funds and other financial transactions.

It should be pointed out that the average exchange rate increased 5.1%, from Ps./US$ 4.09 at the end of fiscal year 2011 to Ps./US$  4.30 at the end of fiscal 2012.

Gain (loss) on equity investees

Gain on our equity investees decreased 18.8%, from Ps. 129.4 million in fiscal year 2011 to Ps.105.1 million in fiscal year 2012. This was primarily due to:

•	a reduction of Ps.21.7 million in fiscal year 2012 in income from related companies in our Real estate business;
•
we did not record income from our investment in BrasilAgro due to the consolidation of this company effective July 1, 2011. During fiscal year 2011 we had recorded a gain of Ps.9.5 million for the full period;

•
a lower loss of Ps. 1.9 million from the result of our investment in Cactus Argentina S.A. as a result of the consolidation of such company effective January 1, 2011. During fiscal year 2011 we had recorded a loss of Ps.12.4 million for the six-month period ended December 31, 2010;

•
a lower loss of Ps. 4.1 million in fiscal year 2012 as a result of the amortization of higher values generated by the combination of businesses, from a loss of Ps.10.6 million in fiscal year 2011 to a loss of Ps.6.5 million for fiscal year 2012; and

•
an increase of Ps.1.0 million in fiscal year 2012 as a result of our equity interest in Agro Uranga S.A. The result from our investment in such company was an Ps.4.7 million gain in fiscal year 2011, compared to an Ps. 5.7 million gain in fiscal year 2012.

Other income and expenses, net

Other income and expenses, net, represented a higher net expense of 81.1%, from a net expense of Ps.22.8 million in fiscal year 2011 to a net expense of Ps.41.3 million in fiscal year 2012. These results were mainly due to the negative impact from the lower income derived from the sale of our equity interest in APSA Media, higher expenditures in donations and higher capital issuance expenses.

Management fee

Under the consulting agreement entered into with Consultores Asset Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps. 23.6 million in fiscal year 2011 and Ps. 8.7 million in fiscal year 2012.

Income tax

Our income tax expense was Ps.110.1 million in fiscal year 2011 and Ps.13.4 million in fiscal year 2012. We recognize our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agriculture and cattle raising business derive from valuation of cattle stock and fixed assets sale and replacement, while those corresponding to the Real estate business derive from the sale and replacement of fixed assets.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%), has been applied to the identified temporary differences and tax losses.

Minority interest

Our minority interest decreased 46.1% from an Ps.175.0 million loss for fiscal year 2011 to an Ps.94.4 million loss in fiscal year 2012, mainly due to the Ps.44.1 million reduction in companies from the Real estate business.

Net income

Due to the above mentioned factors, our net income decreased 64.7%, from Ps.221.9 million for fiscal year 2011 to Ps.78.3 million in fiscal year 2012.

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

	Crops Inventory (in tons)
	Fiscal Year ended June 30,
	2010	2011	Variation
Inventories at the beginning of the fiscal year	2,513	4	(2,509)
Purchases	-	-	-
Effect of BrasilAgro’s consolidation	-	189,889	189,889
Production	33,475	58,496	25,021
Sales	(35,658)	(52,179)	(16,521)
Transfer of unharvested crops to expenses	(326)	(624)	(298)
Inventories at the end of the fiscal year	4	195,586	195,582

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

(1) Includes silage stocks.

Fiscal Year 2011

On September 3, 2010, we signed the title deed of sale of the “La Juanita” farm (4,302 hectares), located in the District of Trenque Lauquen, Province of Buenos Aires. The agreed sale price was of Ps.71.1 million (US$ 18.0 million), which has been fully collected.

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

Other

Sales from our Other segment increased 15.0%, from Ps.50.5 million in fiscal year 2010 to Ps.58.0 million in fiscal year 2011, mainly due to:

•	a Ps.8.3 million increase in commodity brokerage services; and
•	offset by a Ps.0.8 million reduction for services to third parties, resale of raw materials, and others.

Feedlot/Slaughtering business

In December 2010, we increased our interest in Cactus Argentina S.A. from 48% to 80%. Therefore, our consolidated results for the period from July 1, 2010 to June 30, 2011 include the results of Cactus Argentina S.A. only for the period from January 1 to June 30, 2011. Cactus’ results are consolidated with those of Exportaciones Agroindustriales Argentinas S.A. As a result, our segment information includes a new segment known as Feedlot/Slaughtering. Our consolidated results as of June 30, 2010 do not include Cactus’ consolidated information, which affects the comparability of results.

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

Administrative expenses

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

•
an increase of Ps.8.7 million in fiscal year 2011 with respect to our equity interest in Cactus Argentina S.A. The result from our investment in Cactus was a Ps.21.1 million loss in fiscal year 2010 compared to a Ps.12.4 million loss for the six-month period of fiscal year 2011 (as a result of such company’s consolidation as from January 1, 2011);

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

Income tax

Our income tax expense was Ps.122.5 million in fiscal year 2010 and Ps.110.1 million in fiscal year 2011. We recognize our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agriculture and cattle raising business derive from valuation of cattle stock and fixed assets sale and replacement, while those corresponding to the Real estate business derive from the sale and replacement of fixed assets.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of this annual report (35%), has been applied to the identified temporary differences and tax losses.

Minority interest

Our minority interest was a Ps.195.1 million loss for fiscal year 2010 and a Ps.175.0 million loss in fiscal year 2011.

Net income

Due to the above mentioned factors, our net income increased 11.7%, from Ps.198.6 million for fiscal year 2010 to Ps.221.9 million in fiscal year 2011.

B.  LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our principal sources of liquidity have historically been:

•	cash generated by our issuance of common shares and by non-convertible notes;
•	cash generated by operations;
•	cash from borrowings (including cash from bank loans and bank overdrafts) and financing arrangements (including cash from the exercise of warrants);
•	cash proceeds from sale of real estate investments; and
•	cash proceeds from sale of farmlands.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	acquisition of interests in related companies;
•	capital expenditures for property, plant and equipment (including acquisitions or purchases of farmlands);
•	interest payments and repayments of short-term and long-term debt; and
•	payments of dividends.

Cash Flows

The table below shows our cash flow for the fiscal years ended indicated:

	For the fiscal year ended June 30,
	2012	2011	2010
	(in millions of Pesos)
Net cash provided by operating activities	857.0	553.2	335.0
Net cash used in investing activities	(728.7)	(791.5)	(550.4)
Net cash (used in) provided by financing activities	(284.0)	768.2	179.4
Net (decrease) increase in cash and cash equivalents	(155.7)	529.9	(36.0)

As of June 30, 2012, we had cash and cash equivalents to Ps. 549.8 million, a decrease compared to Ps. 705.5 million as of June 30, 2011. The decrease  was primarily due to the amortization of non-convertible notes for Ps. 209.7 million, a net decrease in the short and long-term debt Ps. 495.4 million, an increase in interests in related companies for Ps. 361.8 million, the acquisition and improvement of fixed assets for Ps. 241.7 million, the payment of  financial interests for Ps. 335.5 million and the payment of dividends for Ps. 141.1 million,  partially offset by cash inflows from operating activities for Ps. 857.0 million and the issuance of non-convertible notes for Ps.913.8 million.

As of June 30, 2011, we had cash and cash equivalents Ps. 705.5 million, an increase compared to Ps. 175.7 million as of June 30, 2010. The increase  was primarily due to the issuance of non-convertible notes for Ps. 965.5 million, an increase in the short and long term debt Ps. 106.9 million, the proceeds from sale of negotiable notes for Ps. 302.3 million and cash inflows from operating activities for Ps. 553.2 million,  partially offset by  the increase in interests in related companies for Ps. 701.1 million, the acquisition and improvement of fixed assets for Ps.169.7 million,  cash outflows for repurchasing non-convertible notes for Ps. 163.3 million, the payment of  financial interests for Ps. 186.8 million and the payment of dividends for Ps. 190.4 million.

As of June 30, 2010, we had cash and cash equivalents for Ps. 175.7 million, a decrease compared to Ps. 211.7 million as of June 30, 2009. The decrease  was primarily due to the increase in interests in Hersha and other related companies and other non-current investments for Ps. 338.3 million, the acquisition and improvement of fixed assets for Ps.199.7 million and the payment of dividends for Ps. 97.3 million, partially offset by cash inflows from operating activities for Ps. 335.0 million, the issuance of non-convertible notes for Ps. 129.2 million and the increase in the short and long term debt for  Ps. 376.1 million.

Net Cash Provided by Operating Activities

Fiscal Year ended June 30, 2012 and 2011

Net cash provided by operations increased from a net cash inflow of Ps.553.2 million during fiscal year ended June 30, 2011 to Ps. 857.0 million during fiscal year ended June 30, 2012. The increase in net cash provided by operating activities was primarily due to an increase in operating gains for Ps. 110.4 million, a decrease of Ps. 213.2 million in other receivables, and a decrease of Ps. 338.5 million in inventories during fiscal year ended June 30, 2012 compared to fiscal year ended June 30, 2011; that was partially offset by a decrease of Ps. 216.0 million in other debts, a decrease of Ps.89.2 million in social security contributions payable, taxes payable and customer advances, and a decrease of Ps. 60.3 million in trade accounts payable.

Our operating activities resulted in net cash inflows of Ps.857.0 million for the fiscal year ended on June 30, 2012, mainly due to operating gains of Ps. 963.6 million, a decrease of Ps. 166.9 million in other receivables, and a decrease of Ps. 279.9 million in inventories, partially offset by an increase of Ps.151.6 million in receivables from sales, leases and services, and a decrease of Ps. 400.7 million in trade accounts payable, social security contributions payable, taxes payable, customer advances and other debts.

Fiscal Year ended June 30, 2011 and 2010

Net cash provided by operations increased from a net cash inflow of Ps.335.0 million during the fiscal year ended June 30, 2010 to Ps. 553.2 million during the fiscal year ended June 30, 2011. The increase in net cash provided by operating activities was primarily due to an increase in operating gains for Ps. 213.3 million, the Ps.30.9 million increase in social security contributions payable, taxes payable and customer advances and an increase in other debts for Ps. 24.8 million during the fiscal year ended June 30, 2011 compared to the fiscal year ended June 30, 2010; that was partially offset by a Ps. 13.5 million increase in receivables from sales, leases and services, a Ps. 21.6 million increase in inventories and a Ps. 16.1 million reduction in trade payables.

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

Net Cash Used in Investing Activities

Fiscal Year ended June 30, 2012 and 2011

Net cash used in investing activities decreased from Ps. 791.5 million during fiscal year ended on June 30, 2011 to Ps. 728.7 million during fiscal year ended on June 30, 2012.

Our investing activities resulted in net cash outflows of Ps. 728.7 million for the fiscal year ended on June 30, 2012 mainly due to an increase of Ps. 361.8 million in interests in related companies, the acquisition and upgrading of fixed assets and undeveloped parcels of land for Ps. 242.4 million, loans granted to related companies for Ps. 39.3 million and an increase of Ps. 81.7 million in other investments, partially offset by cash inflows related to dividends collected for Ps. 15.6 million.

Fiscal Year ended June 30, 2011 and 2010

Net cash used in investing activities increased from Ps. 550.4 million for the fiscal year ended on June 30, 2010 to Ps. 791.5 million during fiscal year ended on June 30, 2011.

Our investing activities resulted in net cash outflows for Ps. 791.5 million during fiscal year ended on June 30, 2011 mainly due to an increase in interests in related companies for Ps. 354.5 million, the acquisition and upgrading of fixed assets and undeveloped parcels of lands for Ps. 169.9 million, down payments on the acquisition of shares for Ps.1.8 million and payments for the acquisition of related companies for Ps. 346.6 million, partially offset by cash inflows related to the decrease of other investments for Ps. 77.7 million and dividends collected for Ps. 14.1 million.

Net Cash Provided by (Used in) Financing Activities

Fiscal Year ended June 30, 2012 and 2011

Net cash provided by financing activities decreased from Ps.768.2 million during fiscal year ended June 30, 2011 to Ps. 284.0 million during fiscal year ended June 30, 2012, mainly due to a net decrease of Ps. 602.3 million in financial loans, a decrease in the inflow of cash arising from the sale of non-convertible notes for Ps. 302.3 million, an increase of Ps. 174.5 million in amortization of non-convertible notes, an increase of Ps. 148.7 million in interests paid and a decrease in the inflow of cash arising from the issuance of non-convertible notes for Ps. 51.7 million; the decrease was partially offset by a decrease in the cash outflows for repurchasing of non-convertible notes for Ps. 163.3 million.

Our financing activities resulted in net cash inflows of Ps. 284.0 million mainly due to a decrease of Ps. 495.4 million in financial loans, payments of principal and interest of non-convertible notes for Ps. 545.2 million, payment of dividends for Ps. 141.1 million, and  payment of seller financing for Ps. 101.6 million, partially offset by cash inflows associated with the issuance of Non-convertible notes for Ps. 913.8 million and contributions to capital from minority shareholders for Ps. 74.1 million.

Fiscal Year ended June 30, 2011 and 2010

Net cash provided by financing activities increased from Ps.179.4 million for the fiscal year ended June 30, 2010 to Ps. 768.2 million in the fiscal year ended June 30, 2011, mainly due to an increase in the inflow of cash arising from the issuance of non-convertible notes for Ps. 836.2 million, an increase in the inflow of cash arising from the sale of non-convertible notes for Ps. 302.3 million and a decrease of payment of seller financing for Ps. 62.1 million; the increase was partially offset by a Ps. 269.1 million decrease in financial loans and a increase in the cash outflows for repurchasing and payment of non-convertible notes for Ps. 186.6 million.

Our financing activities resulted in net cash inflows of Ps. 768.2 million mainly due to the proceeds of financial loans for Ps. 357.6 million, cash inflows associated with the issuance of non-convertible notes for Ps. 965.5 million and the proceeds from sale of non-convertible notes for Ps. 302.3 million, partially offset by the repayment of financial loans for Ps. 250.7 million, the payment of dividends for Ps. 190.4 million, cash outflows for repurchasing non-convertible notes for Ps. 163.3 million and payment of financial interest for Ps. 186.8 million.

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

Our Indebtedness

As of June 30, 2012, we had total loans in the amount of Ps. 3,993.3 million. The table below sets forth our indebtedness by maturing date:

Schedule of Maturities or Amortization
	Currency	LESS THAN 1 YEAR (1)	MORE THAN 1 YEAR AND UP TO 2 YEARS	MORE THAN 2 YEARS AND UP TO 3 YEARS	MORE THAN 3 YEARS AND UP TO 4 YEARS	MORE THAN 4 YEARS	TOTAL (2)	ANNUAL AVERAGE INTEREST RATE
	(in million Pesos, constant currency as of June 30, 2012) (3)
Bank and Other debt
Bank loans (4)	Ps.	269.0	-	-	-	-	269.0
Bank loans (4)	US$	211.0	9.9	5.3	44.0	-	270.2
Bank loans (3) (4)	R$	71.9	23.6	6.0	-	-	101.5
Secured bank loans (3)	US$	2.8	-	-	-	-	2.8
Secured bank loans (3)	R$	24.5	29.0	23.4	32.9	-	109.8
Cresud’s Series IV Notes (3) (5)	US$	18.6	-	-	-	-	18.6	7.75
Cresud’s Series V Notes (5)	Ps.	69.6	-	-	-	-	69.6	variable (Badlar + 375 bps)
Cresud’s Series VI Notes (3) (5)	US$	107.5	-	-	-	-	107.5	7.50
Cresud’s Series VII Notes (3) (5)	US$	9.3	-	-	-	-	9.3	variable (4.00% + upside soybean)
Cresud’s Series VIII Notes (3) (5)	US$	6.4	269.9	-	-	-	276.3	7,50
Cresud’s Series IX Notes (5)	Ps.	50.3	100.5	-	-	-	150.8	variable (Badlar + 300 bps)
Cresud’s Series X Notes (3) (5)	US$	0.3	138.4	-	-	-	138.7	7.75
Cresud’s Series XI Notes (3) (5)	US$	0.2	19.6	39.3	-	-	59.1	variable (Badlar + 375 bps)
APSA’s Series I Notes (3) (5) (6)	US$	4.6	(0.5)	(0.9)	(9.2)	482.4	476.4	7.875
IRSA’s Series I Notes (3) (5) (7)	US$	23.2	(0.7)	(0.7)	(11.3)	678.0	688.5	8.50
IRSA’s Series II Notes (3) (5)	US$	34.0	(0.9)	(0.9)	(0.9)	663.8	695.1	11.50
IRSA’s Series III Notes (5)	Ps.	102.9	51.0	-	-	-	153.9	Badlar+249 bps
IRSA’s Series IV Notes (3) (5)	US$	38.3	114.7	-	-	-	152.9	7.45
Seller financing (3)	US$	17.7	1.5	-	-	-	19.2

Secured seller financing (3)	US$	32.1	21.5	4.1	4.1	50.5	112.3
Unsecured debt for purchase of establishments (8)	US$	18.7	-	-	-	-	18.7
Secured debt for purchase of establishments (3) (8)	R$	91.5	-	-	-	-	91.5
Financial leases (3)	US$	1.1	0.1	0.2	0.1	0.1	1.6
Total bank and other debt		1,205.5	777.6	75.8	59.7	1,874.8	3,993.3

  (1) Includes accrued interest.
  (2) Figures may not sum due to rounding.
  (3) Exchange rate as of June 30, 2012 US$ 1.00 = Ps.4.527 and R$ = Ps.2.239
  (4) Includes bank overdrafts.
  (5) Includes issuance expenses (under Argentine GAAP, expenses incurred in connection with the issuance of debt are classified as short or long term debt, as applicable).
  (6) Includes (9.2) of higher values.
  (7) Includes (10.6) of higher values.
  (8) Included under Trade account payables in the consolidated balance sheet.

CRESUD’s Outstanding Notes

On July 21 2010, we issued two series of notes under our Global Note Program for a principal amount of up to US$ 50 million for an aggregate amount of Ps. 105.8 million:

Series III, for a principal amount of Ps. 35.7 million, maturing 21 months after the issuance date, accrues interest at a variable interest rate (BADLAR Privada + 400 bps). Payment of principal of Series III is payed quarterly from October 17, 2011.

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

Series VII Notes, for a principal amount of US$ 2.1 million, due 24 months from their issue date, and payable in pesos at an applicable exchange rate in connection with each payment date. The notes accrue interest at a fixed minimum nominal rate of 4% per annum plus a bonus factor (40% of the appreciation of soybean May 2013 Rofex price over the period), if applicable, payable quarterly in arrears. The principal is payable at maturity.

On September 7, 2011, we issued Series VIII Notes, for a principal amount of US$ 60 million due 2014, at a fixed rate of 7.5%, repayable semi-annually on September 7 and March 7 of each year, and principal payable bullet at maturity.

On June 21, 2012, we issued three new series of Notes for a total amount of Ps. 383.1 million under our Global Note Program:

Series IX Notes, for a principal amount of Ps. 161.0 million, maturing 18 months after the issue date, and accruing interest at a variable rate (BADLAR Privada + 300 basis points). Interest is payable quarterly in arrears, and the principal amount is payable quarterly payments due within 12, 15 and 18 months after the issue date.

Series X Notes, for a principal amount of US$ 31.5 million, maturing 24 months after the issue date, and payable in pesos at an applicable exchange rate in connection with each payment date. The notes accrue interest at a fixed rate of 7.75% per annum, payable quarterly in arrears, and the principal amount quarterly payments due within 18, 21 and 24 months after the issue date.

Series IX Notes, for a principal amount of Ps. 80.5 million, maturing 36 months after the issue date, and accruing interest at a variable rate (BADLAR Privada + 375 basis points). Interest is payable quarterly in arrears, and the principal amount is payable quarterly payments due within 24, 30 and 36 months after the issue date.

On September 19, 2012, we issued a second tranche of the Series X note, for a principal amount of US$ 30.0 million at a price of 105,2%. For more information please see “Recent Developments”.

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

On March 14, 2012, Hoteles Argentinos refinanced its Ps. 15.8 million loan with Standard Bank Argentina S.A. through a bank checking account overdraft agreement with such bank. Under this agreement, a fixed interest rate is paid and the agreement’s term is renewable each month. On that same date, the US$ 0.4 million loan held with such bank was repaid. On September 12, 2012, the other US$ 0.4 million loan held with such bank was also repaid.

Alto Palermo 10% convertible notes due 2014

On July 19, 2002, APSA issued US$ 50.0 million unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. The proceeds received by APSA were used to repay short term bank loans for Ps. 27.3 million and to redeem secured notes issued by APSA for Ps. 52.8 million. The notes accrue interest (payable semi-annually) at a 10.0% fixed interest rate per annum and are convertible at any time at the holder’s option into shares of common stock of Ps. 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) Ps. 3.08642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by APSA’s common shares’ par value. The convertible notes’ original maturity date was July 19, 2006, but the noteholders’ meeting held on May 2, 2006 extended the initial maturity date to July 19, 2014. The rest of the terms and conditions remained unaltered. During the fiscal years 2003, 2004, 2005, 2006, 2007, 2011 and 2012 the holders of approximately US$18.25 million Convertible Notes of APSA exercised their conversion rights; therefore, APSA issued 4,829,745; 22,852,514; 52,741,373; 1,539,000, 101,582, 477,544,197 and 277,777 common shares, respectively. If all the holders of Convertible Notes exercised their conversion rights, APSA’s total amount of outstanding shares would increase from 1,259.9 million to 2,239.7 million.

As of June 30, 2012, IRSA held US$ 31.7 million of APSA’s convertible notes.

Alto Palermo Series I and Series II Notes

On May 11, 2007, Alto Palermo issued two new series of notes under its global program. Series I consists of notes for a principal amount of US$120 million, which accrue interest at a fixed rate of 7.875% per annum, payable semi-annually, and with maturity on May 11, 2017.

Series II consists of notes for a principal amount of Ps.154 million (equivalent to US$50 million), which accrue interest at 11% per annum, payable semi-annually, and are repayable in seven semi-annual installments commencing on June 11, 2009. This note was fully repaid as scheduled and the last installment was paid in January 2012.

Acquisition of Alto Palermo’s Series I Notes

During fiscal year 2009, IRSA purchased US$ 39.6 million in principal amount of Alto Palermo’s Series I Notes, for a total amount of US$ 19.3 million.

In turn, in the course of fiscal 2009, our subsidiary Alto Palermo repurchased some of its Series I notes for US$ 5.0 million in nominal value. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 1.9 million.

In fiscal year 2011, IRSA sold US$ 39.6 million in principal amount of such notes for an average price of US$ 0.9605, totaling US$ 38.08 million. In addition, during this fiscal year APSA has repurchased US$ 5.0 million in principal amount of its Series I notes. The average weighted price paid was US$ 1.0201 for a total amount of US$ 5.1 million.

Therefore, as of June 30, 2012, IRSA’s consolidated holdings of Alto Palermo’s Series I notes amounted to US$ 10.0 million (The entire amount is held by APSA) in nominal value.

Acquisition of Alto Palermo’s Series II Notes

During fiscal 2009, IRSA bought US$ 15.1 million in principal amount of Alto Palermo’s Series II Notes, for a total of US$ 8.2 million, representing as a weighted average, a price of US$ 0.5513. In turn, in the course of fiscal 2009, Alto Palermo purchased some of its Series II notes for US$ 3.0 million in nominal value, for a total of US$ 2.3 million, representing, as a weighted average, a price of US$ 0.75.

APSA’s Series II notes matured during this fiscal year.

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

Issuance of Series III and Series IV Notes

On February 10, 2012, IRSA issued:

·
Series III Notes, for a principal amount of Ps. 153.2 million, accrue interest at BADLAR rate plus 249 basis points, and mature 18 months from their issue date. They are repayable in three consecutive payments due within 12, 15 and 18 months after their issue date, and;

·
Series IV Notes, for a principal amount of US$ 33.8 million (equivalent to Ps. 146.9 million), accrue interest at a fixed rate of 7.45%, are subscribed and repayable in Pesos at the applicable exchange rate, and mature 24 months after the issue date. They are repayable in 4 equal consecutive payments due within 15, 18, 21 and 24 months after their issue date.

Debt structuring for the acquisition of Edificio República

On April 28, 2008 we executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent us US$ 33.6 million which it applied to the repayment of the debt balance owed to Fideicomiso República, which was incurred with respect to the acquisition of Edificio República. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal rate of 12% payable semi-annually on April and October 28, each year. Banco Macro’s loan is secured by a mortgage on the property known as “Edificio República”. In May 2012, partially prepaid the fifth installment under this loan; therefore, the outstanding principal balance amounts to US$ 200,000.

C.  RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology amounted to Ps.80.2 million, Ps.134.5 million and Ps.21.8 million for the fiscal years 2012, 2011 and 2010 respectively. Our total technology investments aim to increase the productivity of purchased land have amounted to Ps.413.4 million since fiscal year 1995.

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

D. TREND INFORMATION

Agricultural Business

Our future operating results may be affected by variations in some factors, such as adverse changes in the price of commodities, the yield of crops, or changes in regulations. Though a significant drought has affected the main productive regions of the country, with a negative impact on the agriculture and livestock sectors in the 2008/2009 farm season, historical tendencies may not be representative of our future results. Our past results must not be considered indicative of our future performance. To mitigate certain risks associated with changes in weather and prices, we seek to apply hedging mechanisms through futures and option agreements in the grain market and to diversify our geographic areas of production.

Production and sales

At present we are engaged in various operations and activities including crops, cattle breeding and fattening, milk production, and certain forestry activities. We complement our operations with the purchase and sale of land to benefit from real estate valuations.

We conduct our business on owned and leased land. As of June 30, 2012, we owned 33 farms with approximately 645,815 hectares in Argentina, Brazil, Bolivia and Paraguay. Approximately 185,925 hectares of the land we own are used for crop production, approximately 83,360 hectares are for beef cattle production, 85,000 hectares are for sheep production, 3,022 hectares are for milk production and approximately 11,748 hectares are leased from third parties for crop and cattle beef production. The remaining 350,362 hectares of land reserve are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have developed 22,383 hectares for crop production. Also, during fiscal year ended on June 30, 2012, we leased 42,515 hectares from third parties for crop production and 12,635 hectares for beef cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned, leased land and land under concession):

Land Use
Fiscal Year ended June 30,
	2008 (1)(9)	2009 (1)(6)(9)	2010 (1)(6)(9)	2011 (1)(6)(7)(8)(9)	2012 (1)(6)(7)(8)(10)
	in hectares
Crops (2)	63,900	115,411	104,627	126,178	185,925
Beef Cattle (3)	123,935	128,859	105,857	102,279	95,995
Milk	4,320	4,334	4,900	2,571	3,022
Sheep	90,000	100,911	100,911	100,911	85,000
Natural woodlands (4)	383,573	356,796	343,153	339,744	459,979
Owned farmlands leased to others	8,467	8,317	11,049	14,026	25,538
Total (5)	674,195	714,628	670,497	685,709	855,459

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.
(5)	As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production. As of June 30, 2009, 59,615 hectares were leased for agricultural production and 32,795 hectares were leased for beef cattle production. As of June 30, 2010, 42,696 hectares were leased for agricultural production and 12,635 hectares for beef cattle production. As of June 30, 2011, 52,205 hectares were leased for agricultural production and 12,635 hectares were leased for beef cattle production. As of June 30, 2012, 44,494 hectares were leased for agricultural production and 12,635 hectares were leased for beef cattle production.
(6)	Includes 12,166 hectares of "San Cayetano", "San Rafael", "La Fon Fon" and "Las Londras" farms, which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 45,578 hectares of "Jerovia" farm located in the District of Boquerón, Paraguay, owned by our joint venture Cresca S.A. Does not include 1,658 hectares of "Los Pozos" farm sold in April 2009. Does not include 30,000 hectares of Agropecuaria Anta S.A. which were returned due to the reduction in the concession scope established by Decree No. 3766 of the Executive Branch of Salta. Includes 48% of the 170 hectares owned by Cactus. Does not include the income of the 1,829 hectares of El Recreo.
(7)	Does not include 12,701 hectares of “Tali Sumaj” farm, sold on December 17, 2009.
(8)	Includes 5,000 hectares of “La Primavera” and “4 Vientos” farms, located in Santa Cruz de la Sierra, Bolivia.
(9)	Does not include BrasilAgro.
(10)	As from fiscal year 2012, it includes BrasilAgro.

Crops – Local

    Production income from our Crops segment in the local market decreased 9.1%, from Ps. 259.2 million for fiscal year 2011 to Ps.235.6 million in fiscal year 2012, primarily as a result of:

•
a 5.6% decrease in total production volumes, from 408,404 tons in fiscal year 2011 to 385,739 tons in fiscal year 2012, mainly due to a decrease in volumes of soybean (30.4%) and sorghum (35.61%) harvested, partially offset by an increase in volumes of sunflower (4.42%) and corn (1.03%) harvested from year to year; and

•	a 3.8% decrease in average prices of grain production.

    The 5.6% decrease in the production volume from our Crops segment in the local market was mainly due to a 6.7% decrease in our average yield, from 4.53 tons per hectare in fiscal year 2011 to 4.23 tons per hectare in fiscal year 2012, mainly due to the mix of grain harvested and unfavorable weather conditions. In addition, during fiscal year 2012 the surface area in operation increased from 90,150 hectares (including 10,401 hectares under concession) as of June 30, 2011 to 91,269 hectares (including 8,778 hectares under concession) as of June 30, 2012.

    As of June 30, 2012, the harvested area was 83.3% of our total sown area, compared to 81.4% as of June 30, 2011.

    The following table shows the board prices(1) as of June 30, 2012 and 2011:

	Fiscal year ended June 30,
	2012	2011
	Ps.	Ps.
Wheat	740	770
Sunflower	1,600	1,300
Corn	690	670
Soybean	1,645	1,272

(1) Rosario Commodities Exchange board prices

Crops – International

    Production income from our Crops segment in the international market increased 420.7%, from Ps. 69.4 million in fiscal year 2011 to Ps.361.5 million in fiscal year 2012, mainly as a result of:

•
a 1,261.4% increase in total production volume from 58,506 tons in fiscal year 2011 to 796,510 tons in fiscal year 2012, mainly due to an increase in volumes of soybean (237.6%), corn (440.8%), sorghum (56.4%), sunflower (50.3%) and sugarcane (100%) harvested (in the last case, mainly because of the effect of BrasilAgro’s consolidation effective July 1, 2011);

•	slightly offset by a 32.3% year-on-year decrease in volumes of wheat harvested; and
•	a 61.7% decrease in the average price of grain production.

    The 1,261.4% increase in production volume of our Crops segment in the international market resulted mainly from a larger surface area under operation, from 30,978 hectares in fiscal year 2011 to 109,602 hectares in fiscal year 2012 (63,410 hectares from BrasilAgro), and a 284.8% increase in our average yield from 1.89 tons per hectare in fiscal year 2011 to 7.27 tons per hectare in fiscal year 2012.

    As of June 30, 2012, the harvested area was 82.0% of the total sown area, compared to 79.6% as of June 30, 2011.

    Beef cattle

    Production income from the Beef cattle segment increased 55.3%, from Ps. 46.6 million in fiscal year 2011 to Ps.72.3 million in fiscal year 2012, primarily as a result of:

•	a 12.5% increase in the average price of kilogram of cattle produced, from Ps.7.1 in fiscal year 2011 to Ps.8.0 in fiscal year 2012;
•
a 38.1% increase in beef production volume, from 6,519 tons during fiscal year 2011 to 9,000 tons in fiscal year 2012, mainly due to a higher beef production volume in farms (24.3%) and feedlot (163.3%) in fiscal year 2012 compared to fiscal year 2011; and

•	a 44.5% increase in births during fiscal year 2012 compared to fiscal year 2011.

    The number of hectares dedicated to beef cattle production decreased from 102,279 hectares in fiscal year 2011 to 95,995 hectares in fiscal year 2012. This was mainly due to a smaller number of own hectares devoted to cattle production.

    Milk

    Production income from the Milk segment decreased 0.7%, from Ps.31.3 million in fiscal year 2011 to Ps.31.1 million in fiscal year 2012. This decrease was mainly due to:

•
a 15.5% reduction in milk production volumes, from 19.6 million liters in fiscal year 2011 to 16.6 million liters in this fiscal year. This decrease in production volume was mainly due to a lower average number of milking cows per day (from 2,816 in fiscal 2011 to 2,112 in fiscal 2012) as a result of the sale of “La Juanita” dairy farm by mid-fiscal year 2011, partially offset by a 12.6% increase in the efficiency level of average daily milk production per cow, from 19.1 liters in fiscal year 2011 to 21.5 liters in fiscal year 2012; and

•	partially offset by a 14.6% increase in average prices of milk, from Ps.1.45 per liter in fiscal year 2011 to Ps.1.66 per liter in fiscal year 2012.

Sales of farms

Sales from our Sales of farms segment increased 10.9% from Ps. 84.5 million in fiscal year 2011 to Ps. 93.7 million in fiscal year 2012.

•
During fiscal year 2012, BrasilAgro sold the Sao Pedro farm, a rural property located in the Municipality of Chapadão do Céu – GO, Republic of Brazil with a total surface area of 2,447 hectares. The transaction price was Rs. 23.3 million (equivalent to Ps. 59.8 million and 580,000 bags of soybean seeds). The purchaser made an advance payment of Rs. 2,250 (equivalent to Ps. 5,030 and 50,000 tons of soybean) and on March 31, 2012 it paid the first installment of Rs. 7,519 (equivalent to Ps. 16,836 and 160,000 tons of soybean). The remaining balance is payable in four annual installments due on March 30 of each year, for an amount of 92,500 bags of soybean each. Moreover, we agreed upon  the sale of 1,194 additional hectares in La Fon Fon farm, located in the Province of Obispo Santiesteban, Republic of Bolivia, for Ps. 18.3 million (US$ 4.8 million), US$ 1.1 million of which have been collected. The balance is payable in seven semi-annual consecutive installments, beginning on November 30, 2012. Possession was surrendered on June 30, 2012. In addition, the Company sold, assigned and conveyed to APSA a 115-hectare plot of land that forms part of the property “Puerta de Luján” located in the District of Luján, Province of Buenos Aires, for a total amount of Ps. 15.5 million, which has been fully collected.

•
During fiscal year 2011, we signed the title deed of sale of the “La Juanita” farm (4,302 hectares), located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of Ps.71.1 million (US$ 18.0 million), which have been fully collected. Additionally, we agreed upon the sale of 910 hectares of “La Fon Fon” farm located in the Province of Obispo Santiesteban, Republic of Bolivia. The purchase price was US$ 3.6 million. US$ 2.0 million has been already collected, while the balance is payable in three semi-annual consecutive installments maturing from December 2012 to December 2013.

Cost of sales from our Sales of farms segment increased significantly, from Ps.29.9 million in fiscal year 2011 to Ps.48.2 million in fiscal year 2012.

•
During fiscal year 2012, the cost of sale of 2,447 hectares of “Sao Pedro” farm was Ps. 32.1 million, the cost of sale of 1,194 hectares of “La Fon Fon” farm was Ps. 11.7 million and the cost of sale of 115 hectares of “Puerta de Luján” farm was Ps. 4.3 million.

•	During fiscal year ended June 30, 2011 the cost of sale of 4,302 hectares of “La Juanita” farm was Ps.21.6 million and the cost of sale of 910 hectares of “La Fon Fon” farm was Ps.8.3 million.

Product Prospects

The sources of the following information are the Ministerio de Agricultura, Pesca y Alimentación de la República Argentina, the United States Department of Agriculture (“USDA”).

Wheat

USDA projections for the 2011/2012 campaign at global level estimate a production of 683.3 million tons of wheat, one million tons lower than the all-time high in the 2009/2010 marketing year. While world harvested area is left almost unchanged, the already record-high world average wheat yield inched up 0.01 tons per hectare due to increased yields in Kazakhstan and EU-27. The wheat production forecast for Argentina is 13.0 million tons while wheat area is projected to be 4.6 million hectares by the end of the campaign.

For the 2012/13 the USDA estimated a world production of 665.33 million tons and final stocks of 188.13 million tons, compared to 694.69 and 206.27 million tons in the previous cycle. The Argentinian production for 2012/13 is forecasted at 14 million tons, with a 3.9 million hectares harvested.

Corn

USDA projections for the 2012-13 season estimate that world production would reach 905 million tons, with an average yield of 5.16 tons per hectare. In the case of Argentina, the planted area is expected to remain steady at 3.4 million hectares, although production will increase to 25 million tons.

Soybean

As concerns projections for the 2012-13 season, the USDA estimated that the world production would be in the whereabouts of 267.16 million tons (13% higher than in the previous season).

The USDA estimates that Argentina’s soybean production will increase by 14 million tons, reaching 55 million tons. This increase is expected to result from both an expansion in the land allocated to soybean and a higher average yield (that would reach 2.79 million tons per hectare).

Sunflower

Globally, sunflower production preliminary estimates for the 2011/2012 campaign are projected by USDA at approximately 39,1 million tons compared to the estimate of 33.3 million tons in the previous year.

According to the source, the Argentine production of sunflower is forecast to be 3.3 million tons during 2011/12 campaign, 9.0% lower than the 2010/11 campaign.

Beef Cattle

For Argentina, the Food and Agriculture Organization for the United Nations (“FAO”)  estimates that despite the closing down of approximately one quarter of the slaughtering houses during the past 3 years, beef production reached 4.72 million tons in 2011. Projections for 2012 point to approximately 4.88 million tons.

Milk

The FAO’s latest report shows that the world production of milk will increase from the current level of 730.1 million tons in 2011 to 749.5 million tons in 2012. These figures are way above the average value of 702 million tons recorded during the 2008-2010 period.

In the case of Argentina, the 12 million ton production recorded in 2011 is expected to increase to 12.5 million in 2012, while exports of dairy products will rise from 2.2 million tons in 2011 to 2.4 million tons in 2012.

    Real Estate Business

    The Shopping Centers sector exhibited major sales growth in the first four months of 2012. Shopping Centers’ turnover benefited greatly from the expansion that is being perceived in consumption. Based on the information released by INDEC, sales recorded a cumulative increase of 27% for the 12 months to April 2012 compared to the same period of 2011, boosted by the good mood amongst consumers and the tangible improvements in household nominal income.

    Most of the retail offering sectors exhibited outstanding dynamism in that period. The principal increases were in “Food Courts and Food”, “Apparel” and in “Entertainment and Leisure”, with increases in excess of 30%.

    Economic indicators pointed to favorable performance in fiscal year 2011, which ensured good sales figures in Shopping Centers. According to official figures, the GDP’s growth was 8.9% in 2011 and it has risen 3% for the first 5 months of 2012 (according to EMAE). Private consumption recorded a cumulative growth of 8.96% from June 2011 to March 2012, whereas public consumption increased 10.23%.

    Although forecasts for 2012 are not as favorable as in the past, economic activity levels will continue to grow, which augurs well for the Company’s business in so far as consumption and inflation accompanied by salary raises are the main propellers of sales in the Company’s Shopping Centers.

    As concerns the office market, Cushman & Wakefield’s latest market report shows that by the end of June the general vacancy rate of class A buildings in Buenos Aires was 10.8% (two percentage point above last year’s figures) while rental prices per square meter per month reached US$ 28.

    The report shows that since the current vacancy levels are low, prices would remain stable and could even rise a little as a result of the inflationary scenario, although this trend could be counterbalanced if the exchange rate varies significantly. On the other hand, absorption remains stable, and it is expected that more square meters will be delivered than in the previous year (a new inventory of 70 thousand square meters is estimated), which could result in a larger number of transactions.

    The prices of class A assets remained stable during the last quarters. However, according to Cushman & Wakefield the gap between minimum and maximum values has broadened.

    According to Cushman & Wakefield’s estimations, vacant space has increased due to the shift away from important submarkets, such as 9 de Julio, and the new inventory entering the market. In this way, rental prices would remain unchanged as compared to the last quarters.

    The construction industry showed great dynamism during the second half of 2011, although the outlook turned less promising in the first half of 2012, mainly due to the more restrictive exchange rate controls implemented by the end of 2011. According to INDEC’s Summary Construction Activities Indicator (ISAC, as per the initials in Spanish), the construction industry grew by 8.7% in 2011, whereas it posted a cumulative increase of only 0.6% for the first half of 2012 as compared to the same period of 2011.

    According to ISAC, the surface area covered by the permits granted for private construction works decreased 4.2% in June 2012 compared to the previous month. Moreover, as compared to the same month of the previous year, this figure decreased by 14.1%. However, in the aggregate, the cumulative value for the first half of 2012 records a fall of 0.1% as compared to the same period of 2011.

    In connection with the Hotel sector, the Argentine Ministry of Tourism reported that 5,693,738 tourists visited Argentina in 2011, an increase of 6.9% as compared to 2010. During 2012, there has been an upsurge of domestic tourists, which had increased 7.7% as of June 2012 compared to the previous year.

    According to official data, Argentina is the country with the largest influx of travelers from South America. The Brazilian market has contracted slightly if we compare the first half of 2011 vs. the first half of 2012, although Brazil is still leading the ranking of tourists arriving in Argentina. It is followed by the countries of the rest of America, the United States and Canada and to a lesser extent, Europe.

E. OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO.com guarantees certain brokerage transactions. Under the agreement, FyO.com guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of June 30, 2012, the value of transacted merchandise for which guarantees were granted amounted to Ps. 20.5 million. As of the date of this annual report, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this annual report, the value of transacted merchandise for which guarantees were granted amounted to Ps. 15.0 million.

Real Estate Business

At June 30, 2012, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows our contractual obligations as of June 30, 2012:

	Payments due by period (In million of Pesos) (1)
Detail	Total	Less than 1 year	More than 1 year and up to 3 years	More than 3 years and up to 5 years	More than 5 years
Long-term debt obligations	4,651.0	809.8	1,189.1	372.3	2,279.8
Purchase obligations	-	-	-	-	-
Other long-term obligations	343.4	213.6	57.4	39.0	33.4
Total	4,994.4	1,023.4	1,246.5	411.3	2,313.2

(1)	Includes accrued and prospecting interest.
(2)	Net of repurchased notes.

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

Our current board of directors was elected at the shareholders’ meetings held on October 29, 2009, October 29, 2010, and October 31, 2011 for terms expiring in the years 2012 and 2013 as the case may be. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo Sergio Elsztain	01/26/1960	Chairman	06/30/14	10/31/08	1994
Saúl Zang	12/30/1945	First vice- chairman	06/30/14	10/31/08	1994
Alejandro Gustavo Elsztain	03/31/1966	Second vice- chairman and CEO	06/30/13	10/29/10	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/12	10/29/09	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/12	10/29/09	2003
Fernando Adrián Elsztain	01/04/1961	Director	06/30/13	10/29/10	2004
David Alberto Perednik	11/15/1957	Director and chief administrative officer	06/30/13	10/29/10	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/12	10/29/09	2006
Daniel E. Mellicovsky	01/17/1948	Director	06/30/14	10/31/08	2008
Alejandro Gustavo Casaretto	10/15/1952	Director	06/30/14	10/31/08	2008
Salvador Darío Bergel	04/17/1932	Alternate director	06/30/14	10/31/08	1996
Gastón Armando Lernoud	06/04/1968	Alternate director	06/30/14	10/31/08	1999
Enrique Antonini	03/16/1950	Alternate director	06/30/13	10/29/10	2007
Eduardo Kalpakian	03/03/1964	Alternate director	06/30/13	10/29/10	2007

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

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the also chairman of the board of directors of Alto Palermo, IRSA, Consultores Asset Management, Banco Hipotecario, Tarshop,BACS Banco de Crédito & Securitización, and BrasilAgro, among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s.

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

Alejandro Gustavo Elsztain.  Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). Currently he is chairman ofFibesa S.A., Agrology S.A., II vice-chairman of IRSA and executive vice-chairman of Alto Palermo. He is also vice-chairman of Nuevas Fronteras S.A., Inversora Bolivar S.A., and Hoteles Argentinos, he is also director of BrasilAgro, among other companies. Alejandro G. Elszrain is brother of our Chairman Eduardo S. Elsztain and our Director Fernando A. Elsztain cousin.

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

Fernando Adrián Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA, Alto Palermo and Hoteles Argentinos and an alternate director of Puerto Retiro, among other companies. He is Eduardo S. Elsztain’s, Alejandro Elsztain’s cousin.

David Alberto Perednik.  Mr. Perednik obtained a degree in accounting from University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also chief administrative officer of IRSA and Alto Palermo.

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

Alejandro Gustavo Casaretto. Mr. Casaretto obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has served as our technical manager, farm manager, and technical coordinator since 1975.

Salvador Darío Bergel. Mr. Bergel obtained a law degree and a PhD from Litoral University (Universidad Nacional del Litoral). He is a founding partner of Zang, Bergel & Viñes and a consultant at Repsol YPF S.A. He is also an alternate director of Alto Palermo.

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

Employment contracts with our directors

We do not have written contracts with our directors. However, Messrs. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, David Perednik and Alejandro Casaretto are employed by us under the Labor Contract Law No. 20744. Matias Gaivironsky and Carlos Blousson, our senior managers, are also subject to the above mentioned Law.

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

The following table shows information about our current senior management designated by the board of directors meeting:

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	1994
Matias Ivan Gaivironsky	02/23/1976	Chief Financial Officer	2011
David A. Perednik	11/15/1957	Chief Administrative Officer	1997
Alejandro Casaretto	10/15/1952	Regional Manager of Agricultural Real Estate	2008
Carlos Blousson	09/21/1963	General Manager of Argentina and International Operations (Paraguay/ Bolivia)	2008

The following is a biographical description of each of our senior managers who are not directors:

Matias Ivan Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration at Universidad de Buenos Aires. He has a Master in Finance from Universidad del CEMA. Since 1997 he has served in various positions at Cresud, IRSA and APSA, and he has served as Chief Financial Officer since December 2011. In 2008 he served as Chief Financial Officer in Tarshop and was later appointed Manager of the Capital Markets and Investor Relations Division of Cresud, IRSA and APSA.

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 31, 2011:
Member	Date of Birth	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Noemí Ivonne Cohn	05/20/1959	Member
Roberto Daniel Murmis	04/07/1959	Alternate Member
Alicia Graciela Rigueira	12/02/1951	Alternate member
Sergio Leonardo Kolaczyk	11/28/1964	Alternate member

All members of the supervisory committee qualify as independent, in accordance with Comisión Nacional de Valores’ Resolution No. 400/2002.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos, Inversora Bolívar, IRSA and Banco Hipotecario S.A.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committee of Alto Palermo, Shopping Alto Palermo, Inversora Bolívar, IRSA and Banco Hipotecario S.A.

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires. Mrs. Cohn is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International a public accounting firm in Argentina, and works in the audit area. Mrs. Cohn worked in the audit area in Harteneck, Lopez and Company, Coopers & Lybrand in Argentina and in Los Angeles, California.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L / Nexia International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the Supervisory Committee of Shopping Alto Palermo, Futuros y Opciones S.A., Llao Llao Resorts S.A. and IRSA.

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

At our shareholders meeting held on October 31, 2011 the shareholders approved an aggregate remuneration of Ps.7.4 million for all of our directors for the fiscal year ended June 30, 2011. At the end of the fiscal year 2011, the above mentioned remuneration was paid in full.

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

Capitalization Plan

We have a defined contribution plan covering our key managers in Argentina. The Plan became effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was 0.9, Ps. 0.2 million and Ps. 0.4 million for the years ended June 30 2012, 2011, and June 30, 2010, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

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

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

As of June 30, 2012, we had 848 employees in our Agricultural Business, including our employees and the employees of Futuros y Opciones.Com. (Agropecuaria Anta S.A. merged with us on July 1, 2010), but not those of Agro-Uranga S.A. Approximately 28% are under collective labor agreements. We believe we have good relations with the union and our employees. We have never experienced a work stoppage.

IRSA’s employees in our real estate operations had 1,587 employees. Our employees from Property Sales and Development and Other Business not related with Shopping Centers had 92 employees, from which 36 are represented by the Commerce Labor Union (Sindicato de Empleados de Comercio, or SEC) and 6 by the Horizontal Property Union (SUTERH). The Shopping Center and Financing sector had 833 employees including 466 under collective labor agreements. Our Hotels segment had 662 employees with 512 are represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows our employees for the fiscal year ended June 30, 2012, 2011 and 2010.

	Agricultural Business(1)		Real Estate Business
	Permanent salaried	Temporary	Argentine Real Estate(2)	Shopping Centers	Hotels(3)	Credit Card(4)	Total
As of June 30, 2010	770	19	88	774	682	719	3,052
As of June 30, 2011	772	48	82	811	678	-	2,391
As of June 30, 2012	848	17	92	833	662	-	2,452

(1)      Agricultural Business includes our employees and Futuros y Opciones.Com, but not those of Agro-Uranga S.A.
(2)      Argentine Real Estate includes IRSA, Libertador 498.
(3)      Hotels include Intercontinental, Sheraton Libertador and Llao Llao.
(4)      Credit cards include Tarshop until 2010.

E.  SHARE OWNERSHIP

Share ownership of directors, members of the supervisory committee, and senior management as of June 30, 2012.

The following table sets forth the amount and percentage (expressed on a fully diluted basis) of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2012:

Name	Position	Number of Shares	Percentage	Number of Warrants (2)
Directors
Eduardo Sergio Elsztain (1)	Chairman	189,078,240	38.79%	84,591,744
Saúl Zang	First vice-chairman	2,972,371	0.58%	817,480
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	3,911,210	0.78%	1,314,289
Gabriel A. G. Reznik	Director	-	-	-
Jorge Oscar Fernández	Director	3,000,000	0.53%	-
Fernando Adrián Elsztain	Director	-	-	-
David Alberto Perednik	Director / Chief Administrative Officer	22,016	0.01%	29,727
Pedro Damaso Labaqui Palacio	Director	-	-	-
Daniel Elias Mellicovsky	Director	-	-	-
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural Real Estate	61,438	0.01%	23,790
Salvador Darío Bergel	Alternate Director	-	-	-
Gastón Armando Lernoud	Alternate Director	2,903	0.00%	-
Enrique Antonini	Alternate Director	-	-	-
Eduardo Kalpakian	Alternate Director	-	-	-

Senior Management
Matias Gaivironsky	Chief Financial Officer	1,122	0.00%	-
Carlos Blousson	Chief Executive Officer of the International Operation	8,433	0.00%	-

Supervisory Committee
José Danieñ Abelovich	Member	-	-	-
Marcelo Héctor Fuxman	Member	-	-	-
Noemí Ivonne Cohn	Member	-	-	-
Roberto Daniel Murmis	Alternate member	-	-	-
Alicia Graciela Rigueira	Alternate member	-	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-	-

Executive Committee
Eduardo Sergio Elsztain	Member	189,078,240	38.79%	84,591,744
Saúl Zang	Member	2,972,371	0.58%	817,480
Alejandro Gustavo Elsztain	Member	3,911,210	0.78%	1,314,289

(1)
Includes (i) 186,051,574 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 873 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iii) 25,793 common shares owned directly by Eduardo S. Elsztain.  In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,591,744 of our warrants which entitles him to acquire 29,692,208 new common shares through the exercise of those warrants.

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

	Share Ownership as of June 30, 2012
Shareholder	Number of Shares	Percentage (4)
IFISA(1)(2)	189,078,240	38.79%
Directors and officers(3)	9,979,493	1.91%
National Social Security Agency (“ANSES”)	17,660,713	3.13%
Total	216,718,446	43.83%

(1)
Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Mintflower Place 4th floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, and (ii) IFISA, a company incorporated under the laws of Uruguay and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Road 8, km 17,500, Zonamérica Building1, store 106, Montevideo, Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 34.36% of IFIS capital stock, which owns 100% of IFISA.

(2)
As a result, Mr. Elsztain may be deemed beneficial owner of 38.79% of our total shares, which includes (i) 186,051,574 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 873 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iii) 25,793 common shares owned directly by Eduardo S. Elsztain.  In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,591,744 of our warrants which entitles him to acquire 29,692,208 new common shares through the exercise of those warrants.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Eduardo S. Elsztain.
(4)	On a fully diluted basis.

Change in Capital Stock Ownership

	As of June 30, (5)
	2012	2011	2010	2009	2008
IFISA(1)(2)	38.8%	38.2%	37.5%	34.7%	32.5%
D.E. Shaw & Co L.P. (3)	0.0%	8.1%	9.4%	8.1%	7.2%
Directors and officers(4)	1.9%	1.3%	1.4%	1.2%	1.0%
National Social Security Agency (ANSES)	3.1%	3.1%	3.5%	2.9%	3.2%

(1)
Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Mintflower Place 4th floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda, and (ii) IFISA, a company incorporated under the laws of Uruguay and registered in Argentina under article 123 of the Argentine Corporations Law No. 19,550, located at Road 8, km 17,500, Zonamérica Building1, store 106, Montevideo, Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 34.36% of IFIS capital stock, which owns 100% of IFISA

(2)
As a result, Mr. Elsztain may be deemed beneficial owner of 38.79% of our total shares, which includes (i) 186,051,574 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 873 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iii) 25,793 common shares owned directly by Eduardo S. Elsztain.  In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,591,744 of our warrants which entitles him to acquire 29,692,208 new common shares through the exercise of those warrants.

(3)	According to the Form filed with the SEC as of June 30, 2012.
(4)	Includes only direct ownership of our Directors and Senior Management, other than Eduardo S. Elsztain.
(5)	On a fully diluted basis.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date in a change in control.

Securities held in the host country

As of June 30, 2012, our total issued and outstanding capital stock outstanding consisted of 501,562,534 common shares. As of June 30, 2012, there were approximately 46,573,656 Global Depositary Shares (representing 465,735,650 of our common shares, or 92.9% of all of our outstanding shares held) in the United States by approximately 47 registered holders of Global Depositary Shares.

As of June 30, 2012 our directors and senior officers controlled, directly or indirectly, approximately 40.70% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

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

Lease Agreement

We lease a farm located in the Province of Córdoba, from Isaac Elsztain e Hijos S.C.A., pursuant to a lease agreement executed in July, 2011. This lease agreement has a term of one years and an option to extend the lease for two additional years. The leased farm has an extension of 12,635 hectares.

The rent to be paid is the equivalent in Pesos of 3 Kg. of beef per hectare. The beef price will be set, taking into account the price per kilo of beef quoted on Mercado de Hacienda de Liniers, the previous Saturday of the payment date.

We pay a rent of Ps. 0.36 million during the fiscal year ended June 30, 2012. Fernando Adrián Elsztain, our director is also president of Isaac Elsztain e Hijos S.C.A. In addition, Alejandro G. Elsztain who is alternate director of Isaac Elsztain e Hijos S.C.A. is also our second vice-chairman and CEO.

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

Fees totaled Ps. 7.5 million, Ps. 23.6 million and Ps.20.6 million for the years ended June 30, 2012, 2011 and 2010, respectively.

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

During the fiscal years ended June 30, 2012, 2011 and  2010, we made donations to Fundación IRSA and Fundación Museo los Niños for a total amount of Ps. 1.9 million, Ps. 3.1 million and Ps. 5.6 million, respectively.

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

In this regard, on June 30, 2004, we, Alto Palermo and IRSA entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, July 11, 2011 and October 15, 2012.

The agreement for the exchange of corporate services among Alto Palermo, IRSA and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, administration and control, insurance, messenger service, contracts, safety, technical, infrastructure and services, purchases, architectual and design and development and works department, audit and control, board of directors, general management department, public affairs, real estate, hotels and tourism and risks and processes.

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

In spite of the above, we, IRSA and Alto Palermo continue to be independent as regards the execution of each of our business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement in the manner provided in FACPCE Technical Resolution No. 12. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Daniel E. Mellicovsky has been charged with the operation and implementation of the agreement on behalf of the company.

Legal Services

During the years ended June 30, 2012, 2011 and 2010, the law firm Zang, Bergel & Viñes Abogados provided us with legal services amounting Ps. 8.3 million, Ps.9.2 million and Ps. 4.9 million, respectively. Certain of our directors are partners of the law firm.

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

Acquisition of a plot of land.

On May 22, 2012, we sold to Alto Palermo a plot of land of 115 hectares located in Lujan, Province of Buenos Aires for a total amount oof US$ 8.96 million, in which Alto Palermo will build a future commercial development.

Security Loans

On August 6, 2008, Agrology entered into a securities loan agreement with IFISA, by vitue if which Agrology granted 1,275,022 Global Depositary Shares, representing 10 common shares with a face value of Ps.1.0 per share of IRSA.

This loan does not imply the transfer of any voting or economic rights related to the Global Depositary Shares which will be held by Agrology. With regards to the voting rights, the parties agreed that we will grant a power of attorney to IFISA with the respective voting instructions. With regards to dividends, IFISA will transfer the funds to Agrology.

This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. It will be effective for 30 days and may be renewed for up to a maximum of 360 days.

Later, IFISA returned 21,080 Global Depositary Shares to Agrology S.A., representing 10 common shares, with a face value of Ps.1.0 per share.

On July 30, 2009, Agrology S.A. made an offer to IFISA, which was accepted, to extend the agreed due date of the loan for 360 days, modifying the amount of Global Depositary Shares of IRSA granted in loan from 1,275,022 to 1,253,942 million which are free of encumbrances and are freely available to Agrology S.A.

On July 25, 2010, Agrology made a new offer, which was also accepted by IFISA, to extend the agreed due date of the loan for an additional 360 days.

On September 8, 2010, Agrology S.A. entered into a new loan agreement with IFISA which granted 800,000 additional Global Depositary Shares of IRSA, under the same terms and conditions as the previous loan.

On July 20th, 2011, Agrology made a new offer, which was also accepted by IFISA, to extend the agreed due date of the original loan for an additional 360 days. The companies agreed that the credit can be taken completely or partially at any moment and that IFISA can ask for the Global Depositary Shares of IRSA or ordinary equity, and to lower the spread over Libor rate from 150 bps to 50 bps. On September 1, 2011, Agrology made a new offer, to extend the “800,000 additional Global Depositary Shares of IRSA” agreed due date of the loan for an additional 360 days. The offer to IFISA included the possibility for them to take the credit completely or partially at any moment, to ask either for the Global Depositary Shares of IRSA or for ordinary equity, and to lower the spread over Libor rate from 150 bps to 50 bps.

On September 3rd, 2011, IFISA accepted the September 1, 2011 offer.

On April 20th, 2012, CRESUD entered into a securities loan agreement with IFISA, by virtue of which CRESUD granted 2,000,022 Global Depositary Shares, representing 10 common shares with a face value of Ps.1.0 per share of IRSA.

On August 22nd, 2012. CRESUD Agreed with IFISA that due to CRESUD´s fusion with Agrology, the three contracts named before will be unified into one agreement between CRESUD and IFISA.

Credit facility IFISA-Cresud.

On June 25, 2012 we entered a credit facility agreement with IFISA, pursuant to which IFISA agreed to lend us up to US$ 6.0 million for a term of 180 days, at an annual interest rate of 7.75%.

IRSA increased its investment in Banco Hipotecario

In 1999, IRSA acquired 2.9% of Banco Hipotecario for Ps.30.2 million in connection with its privatization. Over the years, it has gradually increased its ownership interest in Banco Hipotecario. In fiscal year 2002, it increased our ownership interest to 5.7%. During 2003 and 2004, it increased its investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, it sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, one of its controlling shareholders, for Ps.6.0 million. In 2009, IRSA acquired additional shares of Banco Hipotecario for an aggregate purchase price of US$107.6 million, bringing its ownership interest to 21.34%. In fiscal year 2010, IRSA acquired additional shares of Banco Hipotecario for an aggregate purchase price of Ps.118.7 million, bringing its ownership interest in Banco Hipotecario to 28.03%. In 2011, IRSA acquired additional shares of Banco Hipotecario for an aggregate purchase price of Ps. 36.4 million increasing its ownership interest in Banco Hipotecario to 29.77%. As of June 30, 2012, IRSA held a 29.77% equity interest in Banco Hipotecario and IRSA’s voting rights represented 46.46%.

Dolphin Fund

Since 1996, IRSA has invested in Dolphin Fund Plc, an open-ended investment fund which is related to our director Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income. The amounts relating to its net (loss) gain on holding Dolphin Fund Plc. for fiscal years 2012, 2011 and 2010, respectively, were a Ps. (12.3), Ps.(4.2) million and a Ps.3.2 million gain, respectively. During September and October 2012, IRSA made an additional investment of US$ 25 million in Dolphin Fund Plc.

Loan agreements with Banco Hipotecario

Related Companies

As of June 30, 2012 some of our related companies had loans from Banco Hipotecario for a total amount of approximately Ps. 10.0 million with an average interest rate of 12.0%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Members of the Senior Management

As of June 30, 2012 several members of the senior management of Banco Hipotecario had loans from Banco Hipotecario for a total amount of approximately Ps. 1.1 million with an average interest rate of 15.7%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

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

Inversiones Ganaderas (merged with Cresud)

Exagrind S.A. has filed a lawsuit against our subsidiary IGSA to recover damages and losses produced by a fire in Estancia San Rafael which is close to “Tali Sumaj,” Province of Catamarca. The fire took place on September 6, 2000. The estimated amount of the legal action is Ps.2.9 million at the date the claim was filed.

IGSA argued that Exagrind’s claim was incorrectly processed and requested that the first instance judge order a new notice of processed, which request was granted by the judge. Exagrind successfully appealed such decision. IGSA filed subsequent appeals requesting to be given the remainder of the legal term to answer the lawsuit, since at the time of Exagrind’s appeal the legal term, had not yet expired; such appeals were rejected by both first and second instance courts, ending with an appeal to the Supreme Court of the Province of Catamarca. The supreme Court ruling was favourable, which enable us to reply the vlaim duly and timely. As of the date of this annual report the trial is under the period allowed for produciong evidence.

Additionally, in March 2007, under the request of Exagrind S.A., the court in charge of the case ordered a general inhibition of IGSA’s assets.  In June 2007, that measure was revoked and replaced by an attachment on the real estate.

It should be noted that during fiscal year 2010, a the title deed for the sale of such establishment was executed and because as of the closing date of these financial statements the attachment-in-aid-of-execution had not been lifted, the Company assumed certain obligations and provided a surety insurance to guarantee the obligation on behalf of the purchaser.

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

On October 8, 2007, EAASA requested an extension of the time to answer the Argentine Central Bank’s information request in order to analyze the relevant accounts and operations.  The Central Bank granted EAASA an extension of 30 business days from October 30, 2007 to answer the information request. EAASA answered the Argentine Central Bank’s information request on time. Breach of exporters’ obligations to repatriate export proceeds is subject to fines of up to ten times the amount involved and other penalties imposed pursuant to Argentine Criminal laws. As of the date of this annual report we haven’t had any notifications on this proceeding. We cannot assure you that the Argentine Central Bank will not initiate an administrative proceeding against EAASA, and that as a result of any such proceeding Argentine Central Bank will not impose fines and penalties that adversely affect the financial condition and results of operations of EAASA.

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered.  It should be noted, regarding the abovementioned criminal procedure, that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution was appealed and it is not final. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps. 54.2 million, as of June 30, 2012, would be lost. As of June 30, 2012, we had not established any reserve with respect of this contingency.

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

In accordance with a final liquidation agreed by the parties, Llao Llao Resorts S.A. paid to the Argentine National Parks Administration an amount of Ps.10.2 million.

On September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part on the proceedings amount to Ps.1.8 million. Llao Llao Resorts S.A. filed for an appeal against the award for considering the amount excessively high. In turn the auctioneer filed for an appeal against the award for considering the amount excessively low. After various judicial instances, the courts render favorable decision to Llao Llao Resorts S.A. and considered Llao Llao Resorts S.A. debt was settled as it related to the liquidation approved in the record of proceedings. Furthermore, the appeal remedy regarding fees awarded to the auctioneer reduced them from Ps.1.8 million to Ps.1.1 million, plus VAT. As of the date of this annual report such fees have been made available for collection. Additionally, as of the date of this annual report Llao Llao Resorts S.A. has paid the fees of the attorneys of the Argentine National Parks Administration which amounts to Ps.1.4 million.

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

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such decision is not final. As of June 30, 2012, an agreement was reached with some of the attorneys of the City Hall for the payments of fees .

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

After IRSA sold the Edificio Costeros, dique II, on November 20, 2009 IRSA requested an opinion to the Antitrust Authority as to whether it was necessary to report the transaction. The Antitrust Authority advised IRSA that it was required to notify the transaction. IRSA challenged this decision, but it was confirmed. On December 5, 2011, IRSA notified the transaction, which decision is still pending.

IRSA filed a new request for the Antitrust Authority’s opinion regarding IRSA’s acquisition of Bank Boston Tower on August 30, 2007. The Antitrust Authority advised IRSA that IRSA was in fact required to report the transaction and the competent court ratified such decision. On November 3, 2010, the transaction was filed with the Antitrust Authority. On November 10, 2011, the transaction was authorized.

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

On December 3, 2009, Alto Palermo filed a request for the Antitrust Authority’s opinion regarding Alto Palermo’s acquisition of shares of Arcos del Gourmet S.A. The Antitrust Authority advised the parties that the transaction has to be notified. On December 16, 2011 the transaction was filed with the Antitrust Authority. As of the date of this report, the decision of the antitrust authority is still pending.

On September 21, 2010, after Alto Palermo sold 80% of its shares of Tarshop, Alto Palermo requested the Antitrust Authority’s clearance for such transfer. As of the date of this report, the decision of the antitrust authority is still pending.

On April 11, 2011, Quality requested the Antitrust Authority opinion regarding Quality’s acquisition Property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. located in San Martín, Province of Buenos Aires. The Antitrust Authority stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Antitrust Authorities' decision regarding the obligation to notify and, therefore, on February 23, 2012, the transaction was filed. As of the date of this annual report, the Antitrust Authority is analyzing this decision.

On August 23, 2011, Alto Palermo notified the Antitrust Authority the direct and indirect acquisition of shares of Nuevo Puerto Santa Fe S.A.; the transaction involved the direct acquisition of 33.33% of Nuevo Puerto Santa Fe S.A., and 16.66% through our controlled vehicle Torodur S.A. As of the date of this annual report the transaction is being analyzed by the Antitrust Authority.

On June 16, 2012, IRSA sold to Cabaña Don Francisco S.A. certain Costeros Dique IV´s functional units, to be used for office space, and complementary units to be used for parking. In addition, IRSA assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the CNDC as to the need to report such transaction. As of the date of this annual report, the Antitrust Authority is analyzing the transaction.

We are involved in other litigation which derives from the ordinary course of our business. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on current developments, we estimate the outcomes of these matters and the lawyers’ experience in contesting, litigating and setteling similar matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

For more information see “Risk Factors-Risk related to our business-Our business is subject to extensive regulation and additional regulations may be imposed in the future”.

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

On December 29, 2009, we reported that as a result of the ratable attribution and allocation of treasury shares among our shareholders, the terms and conditions of the outstanding warrants were amended as set forth below:

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

Stock Exchanges in which our securities are listed

Our common shares are listed on the Buenos Aires Stock Exchange under the trading symbol “CRES” and on NASDAQ under the trading symbol “CRESY.” As of June 30, 2012 our outstanding capital stock consisted of 501,562,534 common shares, Ps.1.00 par value per share ; assuming full exercise of all outstanding warrants our capital stock would be increased to  563,915,285 common shares. As of that date of this annual report: (1) we had no other shares of any class or series issued and outstanding and (2) there are no outstanding convertible notes to acquire our shares.  Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non assessable. As of June 30, 2012, there were approximately 1,658 holders of our common shares.

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

As of June 30, 2012, 2,359,862 warrants had been exercised, which resulted in, 787,762 shares of common stock being issued. As of June 30, 2012, there were 177,640,138 warrants outstanding.

Price history of our stock on the Buenos Aires Stock Exchange and NASDAQ

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “CRES.” Since March 1997, our ADSs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2008 through August 2012. The table also shows the high and low daily closing prices of our ADSs in U.S. dollars and the quarterly trading volume of our ADSs on the NASDAQ for the first quarter of 2008 through August 2012. Each ADS represents ten common shares.

	Buenos Aires Stock Exchange			NASDAQ
	Share Volume	Price Per Share (Ps.)		ADS Volume	US$ per ADS
		High	Low		High	Low
Fiscal Year 2008
1st Quarter	3,129,519	6.87	5.43	8,713,926	21.71	16.25
2nd Quarter	4,255,009	7.45	5.43	8,618,274	23.76	17.14
3rd Quarter	11,565,947	5.84	4.53	12,236,895	18.84	13.99
4th Quarter	8,008,908	5.43	4.71	11,790,596	16.98	14.48
Annual	26,959,383	7.45	4.53	41,359,691	23.76	13.99
Fiscal Year 2009
1st Quarter	3,832,884	4.66	3.25	9,269,938	14.8	10.50
2nd Quarter	4,532,498	3.41	1.73	16,198,697	10.69	4.67
3rd Quarter	1,378,325	3.25	2.40	8,122,339	9.11	6.38
4th Quarter	3,117,046	4.30	2.68	8,690,362	11.03	7.16
Annual	12,890,753	4.66	1.73	42,281,336	14.80	4.67
Fiscal Year 2010
1st Quarter	2,369,556	5.12	3.41	6,259,694	13.49	8.82
2nd Quarter	1,481,509	5.54	4.65	5,371,047	14.80	12.02
3rd Quarter	3,059,016	6.00	4.42	6,839,050	15.89	11.17
4th Quarter	1,621,468	5.64	4.44	3,741,122	14.50	11.28
Annual	8,531,549	6.00	3.41	22,210,913	15.89	8.82
Fiscal Year 2011
1st Quarter	2,851,146	6.55	4.85	4,731,907	16.58	12.19
2nd Quarter	3,070,201	7.87	6.85	8,922,026	19.93	16.47
3rd Quarter	1,534,934	7.90	7.00	5,729,814	19.17	16.83
4th Quarter	827,430	7.69	6.45	4,243,179	18.28	14.68
Annual	8,283,711	7.90	4.85	23,626,926	19.93	12.19
Fiscal Year 2012
1st Quarter	812,635	7.03	5.30	5,037,399	16.68	10.82
2nd Quarter	644,629	5.95	4.68	5,890,807	12.32	10.27
3rd Quarter	609,305	6.90	5.33	10,708,801	13.53	11.33
4th Quarter	1,328,881	6.45	4.45	15,006,469	12.20	6.94
Annual	3,395,450	7.03	4.45	36,643,476	16.68	6.94
Fiscal Year 2013
1st Quarter	1,324,543	5.87	4.83	6,183,866	8.90	7.43
August 2012	222,079	5.84	5.19	1,722,339	8.90	7.91
September 2012	689,392	5.55	5.15	1,641,762	8.78	7.91
October 17, 2012	121,618	5.25	4.95	711,320	8.41	7.88

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

The MAE has 91 brokers/dealers members, which include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be the MAE’s brokers/dealers.

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

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of June 30,
	2011	2012
Market capitalization (Ps.billion)	1,593.19	1,979.10
Average daily trading volume (Ps.million)	52.83	46.05
Number of listed companies	106	104

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2012, approximately 104 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2012, approximately 4.65% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 0.59% increase in 2008, a 102.98 % increase in 2009, a 47.77 % increase in 2010, a 29.22% decrease in 2011 and a 8.62% decrease in the first six months of 2012. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

    Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the public registry of commerce referred to as the Registro Publico de Comercio, and published in the Boletín Oficial. Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceed 50% of capital. At June 30, 2012 our share capital consisted of  501,562,534 common shares.

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

Outflow and Inflow of Capital

Inflow of capital.

Under Argentine Foreign Investment Law No. 21,382, as amended, and the wording restated under Executive Branch Decree No. 1853/1993, the purchase of stock of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine “foreign capital” company (as defined under the Foreign Investment Law) represents a foreign investment.

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

Pursuant to Communication “A” 4359, as amended, which regulated the Executive Branch Decree N° 616/2005, a registered, non-transferable and non-interest bearing deposit must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from (i) foreign debt (excluding foreign trade); and (ii) purchase of interests in Argentine companies that are not listed on self-regulated markets, except for direct investments and other transactions that may result in the inflow of foreign currency, or in indebtedness of a resident towards a nonresident. However, primary debt offerings by means of public offerings which are listed on a self-regulated market are exempted from such requirements. The mandatory deposit must be made in US dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral of any type of credit transactions.

Communication “A” 4377, amended by Communication “A” 4762 and 4933, exempted from keeping the 30% mandatory deposit the following transactions:

i)	Inflows of funds made by Multilateral and Bilateral Credit Agencies, either directly or through their related agencies.
ii)
Financial indebtedness with non-resident financial or private sector, to the extent the funds, net of taxes and expenses, are applied to the purchase of foreign currency for the payment of external debt services or the formation of long-term assets.

iii)
Any other financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non financial assets by the private sector.

iv)	Foreign currency settlements by argentine residents derived from foreign currency loans granted by local financial institutions.
v)
Direct investment contributions in local companies (pursuant to Communication “A” 4662 which defines “direct investment”as the participation in the capital stock which must be no less than 10%) and sale of interests in the capital stock of local companies to direct investors.

With respect to ítem v), there are some requirements aiming to comply with the accurate capitalization of the direct investment contribution regarding the actual capitalization and registration of the contribution with the Public Registry of Commerce in a term of 250 calendar days, otherwise, the mandatory deposit shall be made within 10 calendar days.

Additionally, Communication “A” 4901, dated February 5, 2009, exempts from the obligation to keep such mandatory deposit in the case of inflows into the exchange market made by nonresidents, when the Pesos resulting from the settlement of the foreign currency are applied within the following ten business days to any of the purposes set forth by the classification of current transactions in international accounts, namely: a) discharge of advance payments or liabilities for income and personal asset taxes payable by individuals who are regarded as residents from a tax standpoint; b) payment by nonresidents of contributions to the social security system or payments to employee-owned or prepaid healthcare systems; c) payment of other taxes which, given their nature, are borne by nonresidents in their capacity as taxpayers, and always provided that such payment does not entitle the nonresident to claims vis-à-vis the tax authorities or third parties; and d) other rates and services supplied by residents. In addition, such exemption on mandatory deposits, subject to certain additional requirements, is also applicable to funds remitted from abroad by nonresident companies on behalf of employees from international corporate groups who are temporarily abroad, to local companies responsible for the settlement of taxes and for making the relevant payments.

Outflow of capital, including the availability of cash or cash equivalents

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

Pursuant to Communication “A” 5239, later replaced by Communication “A” 5245, in the case of sales of foreign exchange (foreign currency or banknotes) for the formation of off-shore assets by residents without the obligation of subsequently allocating it to specific purpose, entities authorized to deal in foreign exchange may only allow transactions through the MULC by those clients who have obtained the validation and who comply with the rest of the requirements set forth in the applicable foreign exchange regulations. The following are exempted from the Inquiry Program, among others: a) international agencies and institutions that act as official export credit agencies, diplomatic and consular offices, bilateral agencies established under International Treaties; and b) local governments.

Sales of foreign exchange other than for the formation of off-shore assets by residents without a specific purpose are also exempted from the Inquiry Program, although, the financial entities must verify that the other requirements established by the MULC are accomplished.

On August 6th, 2012, Resolution #3210 was replaced by Resolution #3356 enacted by AFIP. This resolution sets forth more restrictions for the access to the foreign exchange market, in particular for the outflow of funds made by residents. Both resolutions (3210 and 3356) are related with Communications “A” 5239 (currently abrogated) and 5245.

Financial Indebtedness

In accordance with Communication “A” 5265, the transactions arising from financial indebtedness of the financial sector, private non-financial sector and local governments must be settled in the foreign exchange market.

The provisions reach indebtedness with bonds, financial loans and any other transaction by which a disbursement of funds from a non-resident had been carried out. The obligation of settlement through the MULC shall be conducted within 30 calendar days as from the date of the disbursement abroad and the transfer shall be deposited in a local bank account.

Any new financial indebtedness paid in through the MULC and any debt renewal with financial non-residents and private non-residents shall be settled, maintained and renewed for at least 365 calendar days as from the date of the disbursement, and they may not be prepaid before such term, whatever the manner of the cancellation of the obligation with the creditor had been agreed and independently of whether said cancellation is channeled through the MULC or not.
The primary issuance of publicly securities traded in self-regulated markets is exempted of the foregoing provisions.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

On October 27, 2011, the Central Bank issued Communication “A” 5236 which rearranged all the regulations related to the purchase of foreign currency for the formation of off-shore assets by residents in the same text,  (i.e. Communication “A” 5198 and 5220). Notwithstanding, as a result of several amendments of the restrictions to the foreign exchange marked to residents, certain provisions which allowed individual and legal entities to purchase foreign currency without specific allocation, has been suspended, In particular, the transactions described below has been affected by the new regulations (Communication “A” 5318 as of July, 5, 2012), preventing individuals who are Argentine residents, legal entities organized in Argentina and trusts set up with contributions from the national public sector, to perform the following transactions and, consequently, to transfer funds abroad:

•
purchase up to US$ 2,000,000 per month for the following purposes: real estate investments abroad, loans to nonresidents, contributions by residents of direct investments abroad, off-shore portfolio investments by individuals, other off-shore investments by residents, off-shore portfolio investments by legal entities, purchase of foreign banknotes to be held in Argentina and purchases of traveler checks, and donations.

As it was mentioned, Communication “A” 5236, item 4.2. which regulated the outflow of fund allowing residents to access to the MULC for the formation of off-shore assets without a specific allocation by residents has been suspended  and, up to now, the Central Bank has not issued any other measure or provisions in this regard.

Regardless the suspension stated by Communication “A” 5318, it is important to summarize the most relevant aspects related to the formation of off-shore assets with specific and no specific allocation which were ruled by Communication “A” 5236, items 4.1. and 4.2:

·
Formation of off- shore assets for subsequent allocation for specific purposes: Up to January 27, 2012, individuals and legal entities domiciled in Argentina were authorized to purchase foreign currency without any limitation for the purpose of making direct investments abroad involving the production of non-financial goods and services, always provided that certain conditions are met (Communication “A” 5236, item 4.1).

·
Formation of off-shore assets for subsequent allocation without specific purposes: individuals who were Argentine residents, legal entities organized in Argentina and trust set up with contributions from the national public sector were authorized to purchase up to US$2,000,000 per month for the following purposes: : real estate investments abroad, loans to nonresidents, contributions by residents of direct investments abroad, off-shore portfolio investments by individuals, other off-shore investments by residents, off-shore portfolio investments by legal entities, purchase of foreign banknotes to be held in Argentina and purchases of traveler checks, and donations (Communication “A” 5236, item 4.2).

 However, it was required the fulfillment of the following requirements:

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

Outflow of funds for payment to non-residents

According to Communication “A” 5264, as amended, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

Payment of services

As it was mentioned above, there is no restriction applicable for payments to be made to non-residents for performed services. The regulation cover all types of services without making any difference The financial entity shall require the filing of documentation evidencing the authenticity of the transaction, the service rendered by the non-resident to the resident and the amount to be transferred abroad.

Payment of rents (interest, profits and dividends)

As of January 8, 2003, by Communication “A” 3859, item 3, allowed Argentine companies may transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264.

The payments of profits and dividends to non-residents or ADR’s is authorized, insofar as such payments are made according to financial statements duly closed, audited and approved by shareholders’ meeting.

The financial entity shall verify the accomplishment of the formalities established by Communication “A” 3602, as amended, and the fulfillment of the report of direct investment ruled by Communication “A” 4237 (please see below the Reporting System).

Payment of  foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Central Bank and which have restructured their debt with foreign creditors (Executive Branch Decree No. 739/2003 and Communication “A” 3940 of the Central Bank).

In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are subject to regulations set forth by Communications “A” 5265 as of January 3, 2012.

The sale of foreign currency for the payment of financial indebtedness must be made through check issued by the resident o debit to the resident local bank account. The financial entity must verify that the reporting system has been complied in accordance with Communication “A” 3602. Additionally, the payment may only proceed should the funds disbursed had remained in Argentina for at least 365 calendar days, in accordance with Executive Branch Decree N° 615/2005.

Interest payments: Pursuant to Communication “A” 5264, item 3.7., the access to the MULC for the purchase of foreign currency so as to pay interests for financial indebtedness may be made:
a.	Up to 5 business day prior to the due date of each interest installment and to pay interest accrued within such interest period;

b.	To pay interest accrued as from the date of the settlement of the disbursement through the local foreign exchange market; or

c.
To pay interest accrued as from the date of the actual disbursement; provided that the funds disbursed abroad were credited in correspondent accounts of entities authorized to settle such funds through the local exchange market, within 48 hours as from the date of their disbursement.

In all cases, the financial entity must verify the filing of the documents required by Communication “A” 3602 (affidavit related to the financial indebtedness) and Communication “A” 4237 (reporting of direct investment owned by non-residents) in case the creditor is part of the debtor’s economic group.

Principal Repayments: Foreign currency necessary to prepay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

a.	within 30 calendar days prior to the stated maturity of the applicable obligation; provided that the funds disbursed under such obligation have remained in Argentina for at least 365 days; or

b.
with the anticipation required from an operating standpoint in order to pay to the creditor at maturity, in case of principal installments the payment of which depends on the satisfaction of specific conditions expressly contemplated in the contracts executed by and between the parties involved.

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

Nonresidents must comply, every semester, with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds US$ 500,000. If no such amount is reached, the reporting system is optional.

Direct investments made outside Argentina by Argentine residents

Argentine residents are required to meet the reporting system set forth in Communication “A” 4237 every year if the value of their investments abroad reaches or exceeds US$1.0 million and its under US$5.0 million, and every semester if it reaches or exceeds US$ 5.0 million. If the value of such investments abroad does not reach US$1.0 million, compliance with the reporting system is optional.

Sales of foreign exchange to nonresidents

The consent of the Central Bank is not requuired, unless the following conditions are met:

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

Money Laundering

Argentine Law No. 25,246, as amended by Laws N° 26118, 26268 and 26683, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a particular amount by which the criminal type proceeds (AR$300,000), the crimes committed which assets’ value is lesser than said amount are also punished but the prison sentence is reduced.

After the enactment of Law 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” like it was originally disposed.  Therefore, money laundering is a crime which may be prosecuted independently.

a)
The money laundering law creates the Financial Information Unit (UIF) who is in charge of the analysis, treatment and transmission of information in order to prevent and impede the money laundering originating from, among others:Crimes related to the traffic and illegal commercialization of drugs (Law N° 23,737)

b)	Crimes related to arms traffic (Law N° 22,415);

c)	Crimes related to illegal association o terrorist association

d)	Crimes committed by illegal associations organized to commit crimes for political or racial purposes;

e)	Crimes against Public Administration

f)	Crimes of minor’s prostitution and child pornography

g)	Crimes related to terrorism financing

The UIF analyzes the information received by the entities that have the obligation to report suspicious activities or operations and, as the case may be, inform the Public Ministry so as to carry out the investigations that may be considered relevant or necessary.

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of : (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint a officer responsible for the monitoring and control under the Money Laundering Law.

On May 8, 2005, the CNV enacted Resolution No. 554 which establishes that broker-dealers and other intermediaries who are subject to its supervision can only take part in securities transactions if they are ordered by parties that are registered or domiciled in jurisdictions that are not included in the list of tax heavens included in Executive Branch Decree No 1344/98. Furthermore, the Resolution provides that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, are allowed only if such agency has signed a memorandum of mutual understanding with the CNV. Regarding the listed companies under the supervision of the CNV, the Resolution No. 554 states that they shall identify any entity or individual (whether or not a shareholder at that time), that makes a capital contribution or a significant loan, and comply with the same obligations established in the previous paragraph for the brokers-dealers and other intermediaries.

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

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the common shares or ADSs, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the common shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of a common share or ADS unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company Rules

Based on the current composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2012, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

In general, we will be a PFIC for any taxable year in which, either (i) at least 75% of the gross income of our company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than  royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

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

Argentine Personal Assets Tax

Amounts paid on account of the Argentine Personal Assets Tax, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

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

Decree No. 2284/1991 establishes that foreign holders without a permanent establishment in Argentina are not subject to taxation on capital gains derived from the sale or other form of disposition of the shares.

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

Foreign beneficiaries

Capital gains obtained by nonresidents or foreign entities from the sale, exchange or other disposition of common share rights, ADS rights, common shares or ADSs are exempt from income tax. Pursuant to a reasonable interpretation of existing applicable laws and regulations, and although the matter is not completely free from doubt, such treatment should also apply to those foreign beneficiaries that qualify as “offshore entities” for Argentine tax law purposes. For this purpose, an offshore entity is any foreign legal entity which pursuant to its by-laws or to the applicable regulatory framework: (i) its principal activity is to invest outside the jurisdiction of its incorporation and/or (ii) cannot perform in such jurisdiction certain transactions.

Local entities

Capital gains obtained by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of common share rights, ADS rights, common shares or ADSs are subject to income tax at the rate of 35%. Losses arising from the sale of common share rights, ADS rights, common shares, or ADSs can be applied only to offset such capital gains arising from sales of common share rights, ADS rights, common shares or ADSs.

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

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2011. There can be no assurance that in the future this tax will be absorbed by us.

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

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale, exchange or other disposition of common share rights, ADS rights, common shares, or ADSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

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

Transfer Taxes

There are no taxes levied on the sales and/or transfers of shares or ADSs. Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee.

Notwithstanding the foregoing, at the provincial level, the Province of Buenos Aires passed Law No. 14,044 whereby it imposed a tax on the gratuitous transmission of property, effective as from January 1, 2010, whose basic features are as follows:

•
The tax on gratuitous transmission of property is applicable to any enrichment resulting from transmissions made for no consideration, including: inheritances, legacies, donations, inheritance advance payments or any other event that implies a gratuitous monetary enrichment.

•	The tax on gratuitous transmission of property is payable by individuals and artificial persons that are beneficiaries of a gratuitous transmission of property.
•
For taxpayers domiciled in the Province of Buenos Aires, the tax on gratuitous transmission of property is applicable over the total amount of the gratuitous enrichment, in respect of property situated both in and outside of the Province of Buenos Aires. Instead, for taxpayers domiciled outside of the Province of Buenos Aires, the tax on gratuitous transmission of property is applicable only over the gratuitous enrichment resulting from the transmission of such property as is situated within the Province of Buenos Aires.

•
The following property, among others, is deemed situated in the Province of Buenos Aires (i) securities and shares of stock, membership or equity interests and other negotiable instruments representing capital stock, issued by governmental or private entities and companies domiciled in the Province of Buenos Aires; (ii) securities, shares of stock and other negotiable instruments issued by private entities or companies domiciled in a different jurisdiction that were physically situated in the Province of Buenos Aires at the time of their transmission; and (iii) securities, shares of stock and other negotiable instruments representing capital stock or its equivalent issued by entities or companies domiciled in another jurisdiction which are also physically situated in another jurisdiction, in proportion to the issuers’ assets situated in the Province of Buenos Aires.

•
Gratuitous transmissions of property are exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than $ 60,000 and it rises to $250.000 in the case of parents, children and spouse.

•	Step-up rates from 4% to 15.9% have been established, based on the degree of kinship and taxable base involved.

The gratuitous transmission of common shares or ADSs could be subject to the tax on gratuitous transmission of property to the extent that it forms part of gratuitous transmissions of property made for an aggregate amount in excess of $ 60,000, excluding deductions, exemptions and exclusions.

As regards the existence of taxes on conveyances of property without valuable consideration in the remaining provincial jurisdictions, an analysis must be conducted based on the legislation of each province in particular.

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

Item 11.  Quantitative and qualitative disclosures about market risk

In the normal course of business we are exposed to commodity price, interest rate and exchange rate risks, primarily related to our integrated crop production activities. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments. The use of financial derivative instruments is oriented to our core business and is supervised by internal control policies.

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

As of June 30, 2012 we had current investments of Ps. 586 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

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

	As of June 30, 2012 Expected contractual maturity date
	Less than a year (13)	1-2 years	2-3 years	3-4 years	More than 4 years	Total
	(U$S million equivalent) (1)(2)
Fixed rate debt (U$S):
Principal payment (3)	4.2	—	—	—	—	4.2
Principal payment (4)	23.9	—	—	—	—	23.9
Principal payment (5)	2.1	—	—	—	—	2.1
Principal payment (6)	1.4	—	60.0	—	—	61.4
Fixed rate debt (U$S):
Principal Payment (12)	28.7	2.2	1.2	9.7	—	41.8
Floating rate debt (PS.):
Principal Payment (7)	15.3	—	—	—	—	15.3
Principal Payment (8)	12.0	23.7	—	—	—	35.7
Principal Payment (9)	0.1	31.5	—	—	—	31.6
Principal Payment (10)	0.1	6.0	11.9	—	—	18.0
Principal Payment (11)	31.1	—	—	—	—	31.1

(1)	Dollar-denominated loans were converted to Pesos at an exchange rate of Ps.4.527 per U.S. Dollar.
(2)	Seller financing not included.
(3)	Corresponds to the Cresud note Class IV, denominated in U.S. Dollars.
(4)	Corresponds to the Cresud note Class VI, denominated in U.S. Dollars.
(5)	Corresponds to the Cresud note Class VII, denominated in U.S. Dollars.
(6)	Corresponds to the Cresud note Class VIII, denominated in U.S. Dollars.
(7)	Corresponds to the Cresud note Class V, denominated in Argentine Pesos.
(8)	Corresponds to the Cresud note Class IX, denominated in Argentine Pesos.
(9)	Corresponds to the Cresud note Class X, denominated in Argentine Pesos.
(10)	Corresponds to the Cresud note Class XI, denominated in Argentine Pesos.
(11)	Peso denominated bank loans.
(12)	U.S. Dollar denominated bank loans.

 Sensitivity to Exchange Rates and Interest Rates

We estimate, based on the composition of our balance sheet as of June 30, 2012, that every variation in the exchange rate of 1% against the U.S. dollars, plus or minus, would result in a variation of approximately Ps. 7.5 million of our consolidated financial indebtedness.

We estimate, based on the composition of our balance sheet as of June 30, 2012, that every variation in the interest rate of 100 basis points, plus or minus, to our current floating-rate consolidated debt denominated in Pesos would result in a variation of approximately Ps.1.4 million of interest expense on an annual basis, assuming no change in the principal amount of this indebtedness.

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

Futures and Options

As of June 30, 2012 we had arranged futures and options on the Futures Market and SWAP operations as follows:

Crops/SWAP	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at year-end at fair value

Sell
Corn	1,100	39	-	-	132
Soybean	11,600	625	-	-	(210)
Wehat	2,100	75	-	-	(53)

Options
Sell Put
Corn	2,540	-	(76)	(59)	17

Purchase Put
Corn	2,540	-	160	126	(34)
Soybean	6,800	-	933	686	(247)
Purchase call Soybean	1,900	-	47	65	18

Swap
Interest rate	-	-	-	-	(a) 959
Total	28,580	739	1,064	818	582

(a) Corresponds to: (i) an interest rate swap for Ps. 30 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14% and the counterparty the Badlar variable rate; (ii) an interest rate swap for Ps. 20 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.1% and the counterparty the Badlar variable rate; (iii) an interest rate swap for Ps. 30 million entered into with Banco Santander Río due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.25% and the counterparty the Badlar variable rate; (iv) an interest rate swap for Ps. 26.6 million entered into with Banco Itaú due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 18.30% and the counterparty the Badlar variable rate; (v) an interest rate swap for Ps. 20 million with Banco Itaú due on December 10, 2012, having agreed to collect a fixed rate of 19.5% and the counterparty the Badlar variable rate; (vi) an interest rate swap for Ps. 33.4 million with Standard Bank due on December 10, 2012, having agreed to collect a fixed rate of 19.45% and to pay a Badlar variable rate. The result generated as of June 30, 2012 is included under “Financial Results” in the Statement of Income.

The deposits/costs on open futures and options as of June 30, 2012, were Ps.0.7 million, and futures generated an unrealized loss of Ps.0.1 million. The premiums paid/collected for open options as of June 30, 2012, were Ps.1.0 million; the market value of such options was of Ps. 0.8 million. The options resulted in an unrealized loss of Ps.0.2 million. The total unrealized profit on open futures, swaps and options was Ps.0.6 million as of June 30, 2012.

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

As of June 30, 2012, the balance of brokerage transactions carried out under secured agreements that were pending delivery within the agreed contractual terms, amounted to Ps. 14,668.

As of June 30, 2012, there are no unfulfilled contracts in which futures and Opciones.Com SA has been claimed in its capacity as guarantor.

As of June 30, 2012 in Brazil we had arranged futures and options operations as follows:

Crops/US$	Tons	To collect/ (to pay) ($Arg)

Futures

Currency US$	0	540

Currency US$	0	(18,600)

Options

Currency US$	0	(521)

Commodities

Accumulator
Soybean	75	(17,100)

Futures in Corn	0	152

Accumulator Corn	24	(5,135)
Total	99	(40,664)

Quantitative and qualitative disclosures about our subsidiary IRSA’s market risk

In the normal course of business, we are exposed to interest rate and exchange rate risks, primarily related to changes in exchanges and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of such financial instruments. The use of financial derivative instruments is oriented to our core business and is supervised by internal control policies.

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

As of June 30, 2012 we had current investments of Ps. 380.6 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

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

	As of June 30, 2012
	Expected contractual maturity date (1)()
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total	Fair Value (6)	Average Interest Rate

	(U$S million equivalent)
Significant liabilities
Fixed rate debt (US$):
Principal payment and accrued interest(2)	5.2				150.0	155.2	125.2	8.5
Principal payment and accrued interest(3)	7.7				150.0	157.7	128.4	11.5
Principal payment and accrued interest(4)	8.8	25.4				34.2		7.45
Principal payment and accrued interest(5)	1.4	31.7				33.1		10
Principal payment and accrued interest(6)	1.3				120	121.3	99.1	7.88
Variable rate debt (US$):
Principal payment and accrued interest(7)	81.2					81.2		Float
Variable rate debt (Ps.)(8):
Principal payment and accrued interest(9)	65.3	11.3				76.6		Float
Principal payment and accrued interest(10)	52.6					52.6		Float
Principal payment and accrued interest(11)	7.1					7.1		Float

(1)	Seller financing not included.
(2)	Corresponds to our note due 2017.
(3)	Corresponds to our note due 2020.
(4)	Corresponds to the series IV note due 2014.
(5)	Corresponds to APSA Convertible Notes. See “Operating and Financial Review and Prospects—Indebtedness—Convertible Notes.”
(6)	Corresponds to APSA series I notes due 2017. Debt issuance cost not included.
(7)	Dollar-denominated bank loans.
(8)	Peso-denominated loans were converted to Dollars at an exchange rate of Ps.4.527 per U.S. Dollar
(9)	Corresponds to the series III note due 2013.
(10)	Ps. denominated bank loans.
(11)	Corresponds to APSA short term bank loans.

Sensitivity to Exchange Rates and Interest rates

We are also exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations.

As of the date of this annual report, we have short term floating rate debt and an upward shift of 100 Bps in the general interest rate level would imply an increase of US$1.7 in our interest expense over the next fiscal year.

On the other hand, our outstanding fixed rate indebtedness is represented mainly by our notes due 2017 and 2020 which accrues interest at a fixed rate of 8.5% per year and 11.5% per year, respectively. As of June 30, 2012, the fair market value in Pesos equivalent of the 2017 notes was US$ 125.2 million and fair market value in Pesos equivalent of the 2020 notes was US$ 128.4 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 3.9% in 2017 notes fair market value and a decrese of 5.1% in 2020 notes fair market value.

In addition, Alto Palermo’s Series II fair market value tends to drop 4.5% per 100 Bps of increase in interest rate levels.

A change of 1% in Peso U.S. Dollar exchange rate would imply a Ps.19.4 million change in the Peso equivalent of our debt face value and increases our interest expenses in Ps.1.4 million annually. In addition, a change of 1% in Ps. / US$ exchange rate would imply a Ps.5.4 million change in the Peso equivalent of Alto Palermo’s debt face value and increases their interest expenses in Ps.0.4 million annually. As of June 30, 2012, the fair market value in Pesos equivalent of APSA Series I notes was Ps.452.3 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 3.7% in its fair market value.

We are also exposed to changes in interest rates as a result of Tarshop´s retained interests in securitized credit receivables, whose fair value depends, among other factors, on the TDFs interest rate. Under securitization programs, TDFs pay the variable interest rate published by the Argentine Central Bank, known as “BADLAR”, plus a fixed rate spread. This spread level is set according to the general market conditions at thew time of issuance.

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2012 for an amount of US$50,957.

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

Item 14.  Material modifications to the rights of security holders and use of proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15.  Controls and procedures

A. DISCLOSURE, CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2012. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2012.

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

Management assessed the effectiveness of the our internal control over financial reporting as of June 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2012, our internal control over the financial reporting was effective.

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

C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

During fiscal years ended June 30, 2012 and 2011, we were billed a total amount of Ps.10.34 million and Ps. 5.62 million, respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended june 30, 2012 we were billed a total amount of Ps. 0.6 million for professional services rendered by our principal accountants for other services related to the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements and during the fiscal year ended June 30, 2011, we were not billed for Audit-related fees.

Tax Fees

During the fiscal year ended June 30, 2012 we were billed a total amount of Ps. 0.07 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning. And during the fiscal year ended June 30, 2011 we were billed a total amount of Ps.0.02 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During fiscal year ended June 30, 2012 and 2011, we were billed a total amount of Ps. 0.94 million and Ps.1.0 million, respectively, for other fees for professional services rendered by our principal accountants including fees mainly related to special assignments and courses.

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

As a result, as of June 30, 2012 our investment in own shares amounted to 1.0% of our total capital stock.

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

H. Mine Safety Disclosures
This section is not applicable.

PART III

Item 17.  Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.  Financial Statements

Reference is made to pages F-1 through F-284.

Index to Financial Statements (see page F-1).

Item 19.  Exhibits

Exhibit No.	Description of Exhibit
1.1*	By-laws (Estatutos) of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.
1.2****	English translation of the amendment to the bylaws.
2.1*******
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

4.1*	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.2**	Agreement for the exchange of Corporate Service between we, IRSA and Alto Palermo, dated June 30, 2004.
4.3****	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and Alto Palermo and us, dated August 23, 2007.
4.4*****	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5******	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and Alto Palermo, dated March 12, 2010.
4.6*******	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
8.1	List of Subsidiaries.
11.1***	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548) filed with the SEC on March 3, 1997.
**	Incorporated herein by reference to the report statement on Form 6-K (File No. 333-06548) filed with the SEC on July 1, 2004.
***	Incorporated herein by reference to the registrant’s report on Form 6-K (File No. 333-06548) filed with the SEC on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 30, 2009
******	Incorporated herein reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 30, 2010.
*******	Incorporated herein by reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 28, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

Date: October 31, 2012	By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

 To the Board of Directors and Shareholders of
Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 in conformity with accounting principles generally accepted in Argentina. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

As indicated in Note 29 to the consolidated financial statements, the Company will adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for its first time for the fiscal year ended June 30, 2013. According to Rule 562 of the Comisión Nacional de Valores (CNV), these consolidated financial statements should include a summarized note with certain reconciliations between Argentine GAAP and IFRS. The items and/or amounts in these reconciliations are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the fiscal year ended June 30, 2013 are issued.

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

PRICE WATERHOUSE & Co. S.R.L.

Date: October, 31 2012	By:	/s/ Norberto Fabián Montero
Norberto Fabián Montero
Partner

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Consolidated Balance Sheets
as of June 30, 2012 and 2011
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2012	2011
ASSETS
Current Assets
Cash and banks (Notes 4.a) and 32.f))	338,054	193,949
Investments (Notes 4.b), 7, and 32.f))	248,548	575,061
Trade accounts receivable, net (Notes 4.c), 7 and 32.f))	558,633	452,771
Other receivables (Notes 4.d), 7 and 32.f))	233,727	291,846
Inventories (Note 4.e))	543,267	751,961
	1,922,229	2,265,588
Non-Current Assets
Trade accounts receivables, net (Notes 4.c) and 7)	78,248	32,699
Other receivables (Notes 4.d), 7 and 32.f))	410,207	314,486
Inventories (Note 4.e))	336,823	357,607
Investments (Notes 4.b), 7 and 32.f))	2,409,835	2,078,642
Property and equipment, net Note 32.a))	5,147,362	5,333,109
Intangible assets, net (Note 32.b))	93,228	79,945
	8,475,703	8,196,488
Negative goodwill, net (Note 4.f))	(642,720)	(741,056)
	7,832,983	7,455,432
Total assets	9,755,212	9,721,020

LIABILITIES
Current Liabilities
Trade accounts payable (Notes 4.g), 7 and 32.f))	369,677	473,229
Short-term debt (Notes 4.h), 7 and 32.f))	1,095,235	1,316,232
Salaries and social security payable (Note 4.i))	105,152	82,877
Taxes payable (Note 4.j))	180,242	135,804
Advances from customers (Notes 4.k) and 7)	239,041	269,555
Other liabilities (Notes 4.l) and 7)	107,073	81,880
Provisions for lawsuits and contingencies (Note 32.c))	3,936	4,615
	2,100,356	2,364,192
Non-Current Liabilities
Trade accounts payable (Notes 4.g), 7 and 32.f))	4	12,145
Advances from customers (Notes 4.k) and 7)	111,032	94,244
Long-term debt (Notes 4.h), 7 and 32.f))	2,787,945	2,086,305
Salaries and social security payable (Note 4.i))	784	635
Taxes payable (Note 4.j))	617,123	762,385
Other liabilities (Notes 4.l) and 7)	61,343	21,624
Provision for lawsuits and contingencies (Note 32.c))	22,566	14,952
	3,600,797	2,992,290
Total liabilities	5,701,153	5,356,482
Minority interest	1,990,778	2,262,857
SHAREHOLDERS' EQUITY	2,063,281	2,101,681
Total liabilities and shareholders’ equity	9,755,212	9,721,020

 Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Consolidated Balance Sheets
as of June 30, 2012 and 2011
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2012	2011	2010
Agricultural production income (Note 9)	700,396	406,481	217,721
Cost of agricultural production (Notes 9 and 32.e))	(613,279)	(280,078)	(201,957)
Subtotal - Gross income from agricultural production	87,117	126,403	15,764
Sales – crops, beef cattle, milk, and others (Note 9)	997,056	480,347	308,837
Sales of farmland (Note 9)	93,690	84,507	18,557
Cost of sales – crops, beef cattle, milk and others (Notes 9 and 32.d))	(883,177)	(433,300)	(284,828)
Cost of farmland sales (Note 9 and 32.d))	(48,200)	(29,906)	(4,825)
Subtotal - Gross income from sales – Agricultural business	159,369	101,648	37,741
Sales of slaughtering and feed lot (Note 9)	100,208	127,086	-
Cost of slaughtering and feed lot (Note 9 and 32.d))	(116,146)	(123,271)	-
Subtotal - Sales (loss) profit – Slaughtering and feed lot business	(15,938)	3,815	-
Sales and development of properties (Note 9)	328,404	341,074	225,567
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 9)	1,238,061	1,100,813	1,111,673
Cost of sales and development of properties (Note 9 and 32.d))	(223,206)	(252,894)	(99,893)
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 9 and 32.d))	(341,870)	(366,845)	(402,631)
Subtotal - Gross income from sales – Real Estate business	1,001,389	822,148	834,716
Gross profit – Agricultural business	246,486	228,051	53,505
Gross (loss) profit - Slaughtering and Feed lot Business	(15,938)	3,815	-
Gross profit – Real Estate business	1,001,389	822,148	834,716
Total - Gross profit	1,231,937	1,054,014	888,221
Selling expenses (Notes 9 and 32.g))	(242,983)	(176,207)	(219,454)
Administrative expenses (Notes 9 and 32.g))	(360,504)	(256,016)	(239,678)
Gain from recognition of inventories at net realizable value (Note 9)	42,817	45,442	33,831
Unrealized (loss) gain on inventories (Notes 4.m) and 9)	(16,778)	55,188	86,580
Net gain from retained interest in securitized receivables of Tarjeta Shopping (Note 9)	-	4,707	37,470
Operating income	654,489	727,128	586,970
Amortization of negative goodwill	56,880	65,954	43,721
Financial results generated by assets	132,498	27,741	39,396
Financial results generated by liabilities	(712,864)	(396,733)	(240,738)
Total financial results, net	(580,366)	(368,992)	(201,342)
Gain on equity investees	105,061	129,364	127,109
Other income and expenses, net (Note 4.n))	(41,320)	(22,817)	(19,651)
Management fee	(8,696)	(23,618)	(20,601)
Income before income tax and minority interest	186,048	507,019	516,206
Income tax and minimum presumed income tax (Note 10)	(13,419)	(110,066)	(122,519)
Minority interest	(94,366)	(175,020)	(195,053)
Net income for the fiscal year	78,263	221,933	198,634
Earnings per share (Notes 3.z) and 11):
Basic net income per common share	0.16	0.45	0.41
Diluted net income per common share	0.14	0.40	0.36

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Consolidated Balance Sheets
as of June 30, 2012 and 2011
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	Shareholders’ contributions					Retained earnings
Items	Common stock (Note 5)	Treasury Stock	Inflation adjustment of common stock and treasury stock	Paid-in-capital	Total	Stock option plan	Legal reserve	Reserve for new developments	Long-term incentive program for new reserve	Retained earnings	Translation differences	Total
Balances as of June 30, 2009	471,539	30,000	166,218	879,218	1,546,975	-	16,792	85,543	-	126,893	36,681	1,812,884
Account for the adjustements of income from prior fiscal years	-	-	-	-	-	-	-	-	-	(134,452)	-	(134,452)
Balances as of June 30, 2009 adjusted	471,539	30,000	166,218	879,218	1,546,975	-	16,792	85,543	-	(7,559)	36,681	1,678,432
Exercise of warrants	22	-	-	113	135	-	-	-	-	-	-	135
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 29, 2009						-			-
- Legal reserve	-	-	-	-	-	-	6,231	-	-	(6,231)	-	-
- Cash dividends (Ps. 0.12 per share)	-	-	-	-	-	-	-	-	-	(60,000)	-	(60,000)
- Attribution of treasury stock	24,999	(24,999)	-	-	-	-	-	-	-	-	-	-
- Reserve for new developments	-	-	-	-	-	-	-	58,385	-	(58,385)	-	-
Translation differences	-	-	-	-	-	-	-	-	-	-	29,768	29,768
Net income for the fiscal year	-	-	-	-	-	-	-	-	-	198,634	-	198,634
Balances as of June 30, 2010	496,560	5,001	166,218	879,331	1,547,110	-	23,023	143,928	-	66,459	66,449	1,846,969
Exercise of warrants	2	-	-	11	13	-	-	-	-	-	-	13
Stock option plan	-	-	-	-	-	1,012	-	-	-	-	-	1,012
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 29, 2010									-
- Legal reserve	-	-	-	-	-	-	9,270	-	-	(9,270)	-	-
- Reserve for new developments	-	-	-	-	-	-	-	176,136	-	(176,136)	-	-
Shareholders´ meeting held on April 12, 2011									-
- Cash dividends (Ps. 0.14 per share)	-	-	-	-	-	-	-	(69,000)	-	-	-	(69,000)
The Board of Directors´ Meeting held on March 11, 2011									-
- Reallocation of the dividend as dividend advances for the current fiscal year (1)	-	-	-	-	-	-	-	69,000	-	(69,000)	-	-
Translation differences	-	-	-	-	-	-	-	-	-	-	100,754	100,754
Net income for the fiscal year	-	-	-	-	-	-	-	-	-	221,933	-	221,933
Balances as of June 30, 2011	496,562	5,001	166,218	879,342	1,547,123	1,012	32,293	320,064	-	33,986	167,203	2,101,681
Long-term incentive program reserve	-	-	-	-	-	-	-	-	2,419	-	-	2,419
Stock option plan	-	-	-	-	-	1,109		-	-	-	-	1,109
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2011
- Legal reserve	-	-	-	-	-	-	10,629	-	-	(10,629)	-	-
- Reserve for new developments	-	-	-	-	-	-	-	69,138	-	(69,138)	-	-
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	2,301	-	2,301
Cash dividends (Ps. 0.13 per share)	-	-	-	-	-	-	-	-	-	(63,800)	-	(63,800)
Translation differences	-	-	-	-	-	-	-	-	-		(58,692)	(58,692)
Net income for the fiscal year	-	-	-	-	-	-	-	-	-	78,263	-	78,263
Balances as of June 30, 2012	496,562	5,001	166,218	879,342	1,547,123	2,121	42,922	389,202	2,419	(29,017)	108,511	2,063,281

(1) On December 9, 2010, the Shareholders’ Meeting approved the declaration of dividends for Ps. 69 million. However, another Shareholders’ Meeting held on April 12, 2011, replaced that declaration for a revised one which declared Ps. 69 million of dividends to be paid in advance.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2012, 2011 and 2010
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2012	2011	2010
Cash flows from operating activities:
Net income for the fiscal year	78,263	221,933	198,634
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and minimum presumed income tax	13,419	110,066	122,519
Accrued interest	324,475	247,226	168,443
Depreciation and amortization	238,847	190,672	179,711
Stock option plan	2,799	-	-
Minority interest	94,366	175,020	195,053
Gain on equity investees	(105,061)	(129,364)	(127,109)
Unrealized loss (gain) on inventories	16,778	(55,188)	(86,580)
Loss (gain) on the sale of fixed assets	32,722	33,197	(21,694)
Accrued expenses and allowance for doubtful accounts	73,594	64,486	87,053
Financial results	290,084	106,541	1,568
Gain from recognition of inventories at net realizable value	(42,817)	(45,442)	(33,831)
Amortization of negative goodwill	(56,880)	(65,954)	(43,721)
Reserve long-term incentive program	3,468	-	-
Gain from sales of intangible assets	(536)	-	-

Changes in operating assets and liabilities:
Increase in trade accounts receivable, leases and services	(151,579)	(156,883)	(143,336)
Decrease (increase) in other receivables	166,944	(46,251)	(47,753)
Decrease (increase) in inventories	279,930	(58,549)	(36,908)
Increase in intangible assets	(1,127)	(3,117)	(2,391)
(Decrease) increase in trade accounts payable	(51,317)	8,963	25,105
Decrease in salaries and social security payable, taxes payable and advances from customers	(151,896)	(62,647)	(93,540)
(Decrease) increase in other liabilities	(197,438)	18,528	(6,250)
Net cash provided by operating activities	857,038	553,237	334,973

Cash flows from investing activities:
(Increase) decrease in investments	(81,736)	77,663	(4,526)
Collection from sale undeveloped plot of land	-	-	11,023
Dividends collected	15,620	14,116	6,486
Net proceeds from the sale of other property and equipment	1,372	-	5,328
Acquisition of undeveloped parcels of lands	(754)	(261)	(11,930)
Loans granted to third parties	(39,279)	(10,403)	438
Acquisition of farms and other property and equipment	(241,683)	(169,691)	(199,674)
Payment for subsidiary acquired net of cash acquired	(7,120)	(346,599)	(8,316)
Increase in equity investee and other investments	(361,809)	(354,539)	(338,287)
Additions of intangible assets	(3,388)	-	-
Risk fund in a reciprocal guarantee company	(10,000)	-	-
Advances for purchase of shares	-	(1,798)	(23,735)
Advances received from the sale of interest in Tarshop S.A.	-	-	19,951
Payment for acquisition for Tarshop´s Minority interest	-	-	(1,574)
Payment for non-compete agreement with the former minority shareholder of Tarshop	-	-	(5,615)
Net cash used in investing activities	(728,777)	(791,512)	(550,431)

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2012, 2011 and 2010
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

Cash flows from financing activities:	2012	2011	2010
Cash from minority shareholder’s capital contributions to subsidiaries	74,079	808	46,220
Proceeds from warrants and options	-	13	135
Dividends paid	(63,800)	(69,000)	(60,000)
Dividends paid by subsidiaries to minority shareholders	(77,266)	(121,406)	(37,262)
Increase in loans	272,906	357,644	697,559
Decrease in short-term debt and long term debt	(768,297)	(250,721)	(321,498)
Interest paid	(335,471)	(186,757)	(167,364)
Cash paid for repurchase of non-convertible notes	-	(163,330)	(12,000)
Issuance of non-convertible notes	913,772	965,453	129,204
Decrease in mortgages payable	-	-	(1,930)
Payment of seller financing	(101,637)	(31,539)	(93,629)
Payment of non-convertible notes	(209,739)	(35,251)	-
Proceeds from sale of Negotiable Obligations, net of expenses	-	302,252	-
Loans from related companies	11,703	-	-
Payment of loans from related companies	(7,161)	-	-
Reimbursement of dividends	6,937	-	-
Net cash (used in) provided by financing activities	(283,974)	768,166	179,435
Net (decrease) increase in cash and cash equivalents	(155,713)	529,891	(36,023)
Cash and cash equivalents as of the beginning of the fiscal year	705,544	175,653	211,676
Cash and cash equivalents as of fiscal year-end	549,831	705,544	175,653

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2012, 2011 and 2010 (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2012	2011	2010
Supplemental cash flow information:
Cash paid during the fiscal year for:
Income tax	142,740	82,231	45,073
Non-cash investing and financing activities:
Inventory transferred to property and equipment	891	10,925	3,242
Property and equipment transferred to inventory	29,581		-
Increase in minority interest through a decrease in other liabilities	-	20,557	14,512
Increase in other receivables through an increase in taxes payable	3,340	-	-
Decrease in inventory through an decrease in trade accountspayable	17,416	-	-
Increase in property and equipment through an increase in trade accounts payable	8,965	28,895	4,996
Increase in non-current investments by translation	181,736	107,643	33,885
Financial costs capitalized in property and equipment	1,421	-	5,331
Decrease in non-current investments through an increase in other receivables	819	-	-
Decrease in fixed assets through an increase in intangible assets	985	-	-
Decrease in intangible assets through a decrease in trade account payable	1,153	-	-
Increase in intangible assets through a decrease in other receivables	3,222	-	-
Increase in other payables through a decrease in shareholder’s equity	40,846	-	-
Decrease in other payables through a decrease in permanent investments	45,665	-	-
Capital increase through a decrease by the conversion of debt into equity	1,000	-	-
Long-term incentive program reserve and stock option plan	2,749	-	-
Increase in trade account receivable through a decrease in fixed assets	64,277	-	-
Reimbursement of expired dividends	2,301	-	-
Decrease in trade account receivable (1)	646	-	-
Decrease in permanent investment (1)	16,004	-	-
Decrease in trade accounts payable (1)	7,345	-	-
Decrease in other liabilities (1)	17,330	-	-
Decrease in other receivables (1)	8,025	-	-
Undeveloped parcels of land transferred to inventory	-	67,180	15,989
Financial costs capitalized in inventory	-	-	1,932
Decrease in current investments through an increase in other receivables	-	-	8,402
Increase in inventory through a decrease in property and equipment	-	2,947	43,984
Issuance of certificates of participation	-	-	8,646
Decrease in undeveloped parcels of land through an increase in other receivables	-	-	6,359
Increase in non-current investments through a decrease in other receivables	-	70,620	8,838
Increase in non-current investments through a decrease in inventories	-	-	1,076
Increase in inventories through an increase in advances from customer	2,602	-	3,310
Increase in intangibles assets through an increase in other liabilities	-	-	7,545
Increase in non-current investments through an increase in other liabilities	-	-	13,209
Increase in minority interest through a decrease in short term debt	-	-	1,310
Decrease in undeveloped parcels of land through an increase in other trade accounts receivables, net	-	-	26,342
Decrease in inventories through a decrease in customer advances	-	1,920	-
Decrease in other receivables through a decrease in shareholders’ equity	22,550	-	-
Decrease in financial debts through an increase in shareholders’ equity	38	61,240	-
Increase in fixed assets through an increase in loans	-	47,471	-
Increase in investments through an increase in other payables	-	16,004	-
Decrease in inventories through an increase in investments	-	14,451	-
Decrease in fixed assets through a decrease in trade accounts payable...	-	1,375	-

(1)	These lines should be read together.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2012, 2011 and 2010 (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

	2012 (1)	2011 (2)	2010
Acquisition/Sale of subsidiaries companies
Cash and cash equivalents acquired	266	361,384	13
Fair value non-cash asset acquired	63,358	2,269,876	33,869
Fair value liability assumed	(20,890)	(557,266)	(8,126)
Net assets acquired /sold	42,734	2,073,994	25,756
Minority interest	1,434	(550,432)	(897)
Equity method previous to the acquisition	-	(384,679)	-
Goodwill (negative goodwill)	5,730	(411,248)	506
Result of sale	-	15,327	-
Remaining investment	-	28,967	-
Purchase / Sale price	49,898	771.929	25,365
Cash and cash equivalents acquired	(266)	(361,384)	(13)
Sellers financing	(40,974)	(33,403)	(14,782)
Advanced payments	(1,538)	(30,543)	(2,254)
Net cash (paid) / received	7,120	346,599	8,316

(1)	Correspond to the acquisition of Nuevo Puerto Santa Fe and additional participation in Arcos del Gourmet.
(2)	Correspond to the acquisition of BrasilAgro, Cactus, Soleil, Apsamedia and Torodur and the disposal of Tarshop.

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

a)       Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively Argentine GAAP). In addition, the Company must comply with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 31 to these Consolidated Financial Statements.

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

On December 23, 2010, the Company contributed capital into Cactus Argentina S.A. (“Cactus”) and increased its ownership interest from 48% to 80%. As a result, the Company obtained control of Cactus and began consolidating its accounts as from that date. Therefore, the consolidated statement of income of the Company for the fiscal year ended June 30, 2011 includes the share of profit or loss from under the equity method Cactus for the period July 1, 2010 through December 22, 2010, and the consolidated profit or loss of Cactus for the period from December 23, 2010 through June 30, 2011.

On December 23, 2010, the Company and Tarpon entered into an addendum to the Share Purchase Agreement dated April 28, 2010, pursuant to which the Company acquired from Tarpon 9.6 million additional shares and warrants of BrasilAgro for approximately US$ 78 million, representing 16.40% of the outstanding stock. After the transaction, the Company owned 35.75% of BrasilAgro’s outstanding stock and 130,351 warrants as of June 30, 2011.

Considering the increase in ownership interest together with the potential voting rights under the warrants and the Company's rights under the Shareholders’ Agreement, the Company should have started consolidating BrasilAgro as of the date of this acquisition for accounting purposes under Argentine GAAP.

However, when preparing the quarterly financial statements ended December 31, 2010, the Company took notice that BrasilAgro was going to pursue a capital raising transaction and the Company´s interest would be diluted as a result. Therefore, the Company determined that the conditions for consolidating BrasilAgro´s accounts were temporary as of that date and as a result, consolidation was not appropriate as of the date of acquisition. Consequently, the comparative consolidated statement of income and statement of cash flow of the Company do not include information consolidated with BrasilAgro.

Under Argentine GAAP, the assessment of the conditions for consolidation is made at each quarter-end. Due to recent market conditions, BrasilAgro subsequently decided not to complete the capital raising transaction in the short-term. The Company then determined that the conditions for consolidation for accounting purposes were triggered as of fiscal year ended June 30, 2011.

A description of the subsidiaries over which Cresud has effective control, with their respective percentage of direct capital stock owned, is presented as follows:

Subsidiaries (ii)	Percentage of capital stock owned as of June 30, (i)
	2012	2011	2010
IRSA	64.20%	57.70%	57.49%
Inversiones Ganaderas S.A. (“IGSA”)	-	-	100.00%
Futuros y Opciones.Com S.A (FyO.com)	65.85%	65.85%	64.30%
Futuros y Opciones Trading (FyO Trading)	65.66%	67.09%	3.63%
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.)	-	-	100.00%
Agrology S.A.	-	100.00%	100.00%
Cactus	100%	80.00%	48.00%
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (“BrasilAgro”)	39.64%	35.75%.	23.24%
Agrotech S.A. (“Agrotech”)	100.00%	100.00%	-
Pluriagro S.A. (“Pluriagro”)	100.00%	100.00%	-
Northagro S.A. (“ Northagro”)	100.00%	100.00%	-

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued) b) Basis of consolidation (continued)

Subsidiaries (ii)	Percentage of capital stock owned as of June 30, (i)
	2012	2011	2010
Explotaciones Agroindustriales Argentinas S.A. (“EAASA”)	100.00%	79.98%	0.44%
Helmir S.A. (“Helmir”)	100.00%	100.00%	100.00%
Agropecuaria Acres del Sur S.A. (“Acres”)	100.00%	100.00%	100.00%
Ombú Agropecuaria S.A. (“Ombu”)	100.00%	100.00%	100.00%
Yatay Agropecuaria S.A. (“Yatay”)	100.00%	100.00%	100.00%
Yuchán Agropecuaria S.A. (“Yuchán”)	100.00%	100.00%	100.00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Indirect ownership subsidiaries are excluded.

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

A description of the investments in which Cresud exercises effective joint control, with their respective percentage of indirect capital stock owned, is presented as follows:

c) Proportionate consolidation

	Percentage of capital stock owned as of June 30,
Investment	2012	2011	2010
Cresca S.A.	50%	50%	50%
Liveck S.A.	-	-	50%
Canteras Natal Crespo S.A.	50%	50%	50%
Cyrsa S.A.	50%	50%	50%
Metroshop S.A. (1)	-	-	50%
Puerto Retiro S.A.	50%	50%	50%
Baicom Networks S.A.	50%	50%	50%
Quality Invest S.A.	50%	50%	-
Nuevo Puerto Santa Fe	50%	-	-

(1)	On January 13, 2011, the Company acquired the remaining 50% of the capital stock of Metroshop.

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

f) Acquisitions and development of businesses

The following is a description of the most significant acquisitions and development of businesses for the fiscal years ended June 30, 2012, 2011 and 2010 divided between the agricultural and real estate businesses.

   Fiscal year ended June 30, 2012

A.	Agriculture business

Purchase of additional warrants BrasilAgro

During the last quarter of this fiscal year, the Company acquired 6,321 warrants pertaining to the First Issue of BrasilAgro in a total amount of US$ 0.6 million.

As a result of the transactions described above, Cresud holds direct title on:

-	23,160,450 shares equal to 39.64% of BrasilAgro´s outstanding shares as of June 30, 2012, and

-	136,672 first issue warrants from BrasilAgro and 130,351 second issue warrants from BrasilAgro.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

BrasilAgro – Maeda

On September 22, 2011 BrasilAgro executed an amendment to the ownership agreement of Jaborandi Ltd., whereby it assigns and transfers 1,766,038 of the shares in Jaborandi´s capital to Maeda. Following this transfer, BrasilAgro holds 14,572,661 shares and Maeda 7,212,271 shares. This transaction led to an investment loss in BrasilAgro's results of operations of R$ 1,135 (equal to Ps. 2,690). On that same date, as indicated in the Minutes of the Meeting of Shareholders, a decision was made to reduce the capital stock by R$ 12,508 (or Ps. 28,369) by means of redemption and cancellation of 12,508,586 shares. Of this total, R$ 7,775 (or Ps. 17,634) result from a capital reduction to offset against retained deficit by BrasilAgro while R$ 4,733 (or Ps. 10,735) were repaid to BrasilAgro for they related to capital in excess in relation to the Company's purpose. Consequently, the capital stock of Jaborandi Ltd. was increased to R$ 9,276 (or Ps. 21,039) and is composed of 9,276,346 shares, 50% of which are held by BrasilAgro while the remaining 50% is held by Maeda, so that each shareholder would have a 50% stake in the company, that is, 4,638,173 shares.

On March 23, 2012, the Company signed a new agreement with Maeda, the minority shareholder of Jaborandi Ltda. As a result, interest in BrasilAgro increased from 50% to 65.61%, while interest in Maeda decreased from 50% down to 34.39%.

The main terms of the agreement are as follows:

1. An increase in capital in Jaborandi Ltda. The total amount paid up was R$ 25,055, of which R$ 19,701 were contributed through the capitalization of advances for future increases in capital already made by BrasilAgro (R$ 12,531) and Maeda (R$ 7,171), and R$ 5,354 were contributed in cash by BrasilAgro.

2. Due to the non-performance of the business plan approved on September 22, 2011 and pursuant to the agreement between the parties, the holdings of Grupo Maeda in Jaborandi Ltda. were diluted proportionally to the contribution made.

3. In conformity with the notice sent by BrasilAgro on December 5, 2011, Maeda has lost its right to exercise the warrants issued by the Company.

4. The shareholder agreement of Jaborandi S.A. has been amended so that certain matters which required a special majority for approval, will now require only a simple majority of the voting capital if certain conditions are not met (e.g., if Maeda Group makes no capital contributions as committed within the agreed term).

On May 21, 2012, the Company acquired Maeda’s equity interest in Jaborandi S.A. and Jaborandi Ltda. in the amount of R$ 8,152 and R$ 11,808 (equal to Ps. 19,622 and Ps. 28,457), respectively, thus reaching to a 99.99% interest in such companies. The Company paid for the purchase price an outstanding balance of R$ 6,961 (equal to Ps. 16,776) owned by Maeda to the Company under a borrowing agreement and R$ 12,999 (equal to Ps. 29,508) in cash. As a result of the acquisition of a stake in Jaborandi S.A. and Jaborandi Ltda., the Company recorded goodwill in the amount of R$ 4,653 and R$ 1,132 (equal to Ps. 10,368 and Ps. 2,525).

As of the financial statements date, the Company holds a 99.99% interest in Jaborandi S.A..

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

Purchase of Agro Managers S.A.’s shares

During January 2012, the Company acquired 492,758 common, registered, non-endorsable shares with a nominal value of Ps. 1 (one peso) each in the company Agro Managers S.A., equal to 23.53% of the share capital, at a price of US$ 0.26 million. Agro Managers is mainly engaged in investment business, and as of January 31, 2012, it holds a 0.24% shareholding in BrasilAgro.

Additionally, on March 2, 2012 the Company acquired 488,271 common, registered, non-endorsable shares with a nominal value of Ps. 1 (one peso) each, equal to 23.31% of the share capital, at a price of US$ 0.26 million. As a result of such transaction, it holds a 46.84% interest as of this financial statement date.

Purchase of Cactus’s shares

On December 21, 2011, Cresud acquired from PROVEMEX HOLDINGS LLC, (i) 2,243,421 common, registered, non-endorsable shares with a nominal value of Ps. 1 (one peso) each share of Cactus; and (ii) 5,303 common, registered, non-endorsable shares with a nominal value of Ps. 1 (one peso) each share of EAASA, and paid a total amount of US$ 1.4 million for them.

Furthermore, on that same date, Cresud decided to capitalize the additional paid-in capital and receivables owed by Cactus in an amount of Ps. 36,653.

During this year, Cresud has made irrevocable capital contributions to Cactus in the amount Ps. 18,867, which were fully capitalized.

As of June 30, 2012, Cresud holds a 100% interest in Cactus.

Purchase of IRSA’s shares

During the current fiscal year, the Company purchased 37,626,842 shares in IRSA, which represents 6.50% of the total outstanding shares, at a price of US$ 35.05 million. Thus, the Company’s share in IRSA amounts to 64.20%.

B.	Real Estate Business

Acquisition of Hersha Hospitality Trust´s shares (“Hersha")

On February 10, 2012, Hersha notified REIG its intention to exercise the call option to purchase 5,700,000 shares of Hersha granted in August 2009, pursuant to duly executed agreements. In furtherance thereof, Hersha has issued 2,521,561 shares, for which REIG has no obligation to pay any price. The value of the shares amounts to US$ 13.6 million.

As of June 30, 2012 IRSA´s direct and indirect interest in Hersha represents 9.13%. Shares acquired were valuated at its cost.

Contribution to Don Mario S.G.R.

On June 29, 2012, the Company invested Ps. 10 million in Don Mario SGR, a Sociedad de Garantía Recíproca under Argentinean law. SGRs are legal entities in Argentina created to promote financing to small and medium sized entities (SMEs) and to reactivate the national economy. SGRs are funded through the contributions of investors who in turn obtain certain tax benefits for income tax purposes. SGRs act as guarantors to SMEs for the loans the SMEs receive from third party financial institutions. The funds received are generally invested by the SGR in time deposits. The Company received 5 shares for a nominal value of Ps.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.       Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

0,005. These shares are symbolic and merely represent the Company’s right over its investment. These shares neither grant control nor significant influence over the actions of the entity. The Company must maintain the investment in the SGR for a minimum period of 2 years to make use of the tax benefit.

Acquisition of companies’ shares in the Oriental Republic of Uruguay

During the current fiscal year, IRSA purchased 100% of Efanur S.A.’s, Doneldon S.A.´s, Sedelor S.A.´s, Alafox S.A.´s and Codalis S.A.´s shares, companies constituted in the Oriental Republic of Uruguay.

Acquisition of shares of Bitania 26 S.A.

On December 12, 2011, Ritelco S.A. (100% subsidiary of IRSA) purchased 9,800,000 non-transferable nominative common shares, of one vote per share each, issued by the company Bitania 26 S.A., representative of 49% of its capital stock. Bitania 26 S.A. owns the hotel “Esplendor Savoy” in the city of Rosario. The amount of the transaction was set in US$ 5.0 million, which has been settled.

Paraná plot of land

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party had evidenced with a certified copy to the buying party that the real estate was not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

On June 29 2012, the parties agreed to extend the term for the grant of the deed transferring ownership, within sixty (60) consecutive days as from the date the seller provides the reliable notification mentioned before.

At the date of issuance of these financial statements, the grant of the deed transferring ownership is pending.

Acquisition of shares and warrants of Supertel Hospitality Inc. (“S.H.I.”)

In February 2012, IRSA, through its subsidiary Real Estate Strategies L.P., acquired 3 million preferred shares (“Supertel’s Preferred Shares”) and 30 million warrants (“Supertel’s Warrants) of Supertel for a total amount of US$ 30 million. Supertel is a Real Estate Investment Trust which focuses on medium-class hotels and long-term stays. Supertel controls approximately 101 hotels in 23 states of the United States of America, which are operated by different operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

Supertel’s Preferred Shares give the Group the right to receive fix cumulative dividends (i.e. 6.25% per annum) and are convertible into 30 million common shares at a fixed price of US$ 1 per common share. Subject to certain restrictions, they may be exercised in whole or in part at any time until February 2017 at the option of the Group. Supertel’s Preferred Shares give the Group the same political rights provided to holders of common shares, except for dividend distributions.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

Supertel’s Warrants give the Group the right to acquire 30 million common shares of Supertel at a fixed price of US$ 1.20 per common share.  Subject to certain restrictions, they may be exercised in whole or in part at any time until February 2017 at the option of the Group.

As a holder of preferred shares, IRSA holds a voting power of approximately 34% in Supertel’s Shareholders Meetings. In addition, the Group has the power to design 4 out of 9 members of Supertel’s Board of Directors and participates in the decisions taken by the Executive Committee of Supertel with respect to the acquisition, disposal and management of real estate assets. However, under no circumstances, the Group can exceed a 34% interest in the share capital of Supertel and/or holds a voting power higher to 34% in Supertel’s Shareholders Meetings.

Even though the Group exercises significant influence over Supertel, neither Supertel’s Preferred Shares nor Supertel’s Warrants give the Group access to economic benefits associated with an ownership interest over Supertel (the Group does not hold any interest over the share capital of Supertel). Therefore, Supertel’s Preferred Shares and Supertel’s Warrants are accounted as financial assets.

Acquisition of APSA´s shares

During the fiscal year ended June 30, 2012, E-Commerce acquired through successive purchases 44,232 shares of APSA, for a total amount of Ps. 691, which represents a 0.035% of APSA’s capital stock. Following such acquisitions, for the fiscal year ended June 30, 2012, the direct and indirect interest of the Company in APSA amounts to 95.64%.

Acquisition of additional shares of Arcos del Gourmet S.A.

On September 7, 2011, APSA acquired an additional 8.185% interest in Arcos del Gourmet S.A. for US$1.75 million in cash consideration. As part of this acquisition, APSA renegotiated certain terms of the original acquisition agreement pursuant to which it will contribute 10% of each capital call required to avoid the minority shareholders’ dilution. This obligation is capped at US$ 3.5 million and is recognized under seller financing in short-term and long-term debt.

Acquisition of Soleil Factory Shopping Center Business

On August 3, 2011, INCSA granted the conveyance deed of the property to APSA.

The total price for this transaction was US$ 20.7 million. Out of this total, US$ 7.1 million were paid at the time of subscription of the purchase agreement, US$ 1 million at the time of recording the public deed, and the balance of US$ 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in seven annual and consecutive installments having matured the first installment on July 1, 2011. The capital will be settled with the last interest installment, or with the issuance of the title deed, whichever the later.

Additionally, APSA granted a first-grade privilege mortgage on the property in favor of INC S.A. to secure payment of the balance (US$ 12.6 million) plus interest.

The above is disclosed in the accounts Short and Long term Debt for its net present value.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán.

Acquisition of shares of TGLT

During August 2011, APSA acquired 262,927 shares for a consideration of Ps. 2.6 million, reaching an 9.23% interest in TGLT S.A..

Shopping Neuquén project

On June 4, 2012, Shopping Neuquén S.A. entered into an agreement with the Municipality whereby it agreed to build all the Shopping Center in a single stage based on the new schedule which provides a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. Such agreement was approved by Decree N° 0572 issued by the Municipality of Neuquén on June 8, 2012. On September 17, 2012, the mentioned Minute was signed and the works began under the new schedule.

In the case of failing to comply the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return Shopping Neuquén S.A.’s plots acquired to the Municipality.

Apsamedia S.A. (Metroshop S.A.’s continuing Company)

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to Apsamedia S.A. and the amendment of its corporate purpose to capitalize on market opportunities.

Apsamedia S.A. will continue providing its services, which have been broadened in scope to the following areas:
-         Consumer credit marketing and financing.
-         Issuance and marketing of credit cards.
-         Performance of any type of agency and representation.
-         Management of administrative, advertising and commercial activities.

Such amendments were registered with the Public Registry of Commerce on August 29, 2011 under number 17,795.

During this fiscal year, Apsamedia S.A. started to develop the leasing of advertising space business in the APSA’s shopping centers.

Arcos del Gourmet S.A. - Restructuring of the concession agreement

On Administration of railway infrastructure transferring to such agency the rail wealth under the National Office of Property Management´s jurisdiction (NOPM), by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center. This agreement set a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025, and Ps. 0.25 million (plus VAT) as from January 1st, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

Additionally, to secure the fulfillment of the agreement, APSA committed itself to hire a surety bond for Ps. 4.46 million, to make a deposit in cash of Ps. 0.4 million and to hire another surety bond in favor of Administración de Infraestructura Ferroviaria ("ADIF"), Administration of Railway Infraestructure, as collateral to the execution of the works agreed in due time and proper form for Ps. 14.95 million. Likewise, the Company took other obligations related to works to be performed. This agreement replaces the one subscribed with NOPM.

Fiscal year ended June 30, 2011

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

It should be noted that regardless of the departure of Tarpon from “BrasilAgro Project”, the shareholders Mr. Elie Horn and the representative of Cape Town LLC have expressed their intentions to remain in BrasilAgro with the company jointly.

In relation to this, and following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E, the company has consolidated its financial statements with BrasilAgro’s financial statements as of June 30, 2011, as stated in Note 2.b).

Acquisition of farmland in Bolivia

On June 3 and June 7, 2011, the Company subscribed contracts for the purchase of two lots, located in Santa Cruz, Bolivia, with a total extension of approximately 5,000 ha. which will be used for agricultural purposes. The first lot corresponds to a field, called “4 Vientos”, an approximately 2,660 hectares property, located in provincial Obispo Santiesteban del Departamento de Santa Cruz, Bolivia, suitable for sugarcane cultivation for US$ 8.4 million. The Company paid US$2 million; during the months of July 2011, December 2011 and June 2012,

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

US$ 2.0 million, US$ 1.4 million and US$ 1.4 million were paid, respectively; and the balance will be paid in four installments through October 2012.

The second lot corresponds to a fiel called “La Primavera” farm, an approximately 2,340 hectares property located in provincia de Sara, Cantón Palometas, Bolivia, devoted to soybean cultivation. The total price was US$ 5 million, of which US$ 1.7 million was paid on the signing date of the contract and the balance will be paid in four half-yearly consecutive installments through June 2013.

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

Investment in FyO.Com

On September 30, 2010, the Ordinary Shareholders Meeting of FyO.Com decided to approve a capital increase for up to Ps. 5,925, related to issuing 538,613 registered, non-endorsable shares of common stock with a face value of Ps. 1, plus an additional paid-in capital for Ps. 5,386. In such sense, the Company subscribed shares for Ps. 4,467, of which Ps. 3,541 was made by the conversion of debt into equity and the difference for Ps. 926 was paid in cash. As a result of the transaction the Company´s interest amounted to 65.85% since September 30, 2010 and remains unchanged as of June 30, 2011.

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

B. Real Estate Business

Acquisition of Unicity S.A

On September 1, 2010, IRSA acquired 100% of Unicity for US$ 2.5 million in cash and the forgiveness of the debt Unicity had with the IRSA for US$ 9.1 million. Unicity is a holding company whose only asset is a 10% interest in Solares de Santa Maria S.A. ("Solares"), which in turn has only one asset being an undeveloped parcel of land. The IRSA was the owner of the remaining interest in Solares. As a result, the Company has the 100% interest in the land as of June 30, 2011.

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
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

Purchase of Banco de Crédito & Securitización (“BACS”) shares

On March 10, 2011, IRSA signed an stock purchase agreement with International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) were to be repaid at the time of closing of the transaction, that was on June 11, 2012, 12 business days after the approval of the transaction by the BCRA.

Acquisition of shares of Banco Hipotecario S.A.

On the fiscal year 2011 and 2010, the Company has been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2011, the Company´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

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

Acquisition of Lipstick, New York building

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
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

APSA acquired additional shares of TGLT amounting to 42,810, 98,000 and 876,474 common shares between December 2010 and April 2011. APSA invested a total of Ps. 56.3 million to acquire the shares. Additionally, in December 2010, APSA acquired 9,598 non endorsable, registered, common shares, with right to one vote each and representative of 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million. As of June 30, 2011, APSA had an 8.87% interest in TGLT.

Acquisition of land located in San Martín

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

The purchase price was US$ 33.0 million, of which US$ 9.9 million was already paid and the balance will be paid as of May 31, 2012 in three equal and consecutive annual installments plus interest of 7.5% per annum. The first installment was paid on May 31, 2012. The assets have been mortgaged securing the debt.

Nobleza sold the plant as part of its plan of relocating its operations. As part of the agreement, Nobleza requested the plant to be leased back to it for a maximum period of three years thus allowing it enough time to gradually moving its operations to the new site.

On April 11, 2011, Quality requested the Comisión Nacional de defensa de la Competencia (“CNDC”), the National Commission of Competition in Argentina, to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation. After confirmation of the Court of Appeals on February 23, 2012, the company notified the operation to CNDC.

Furthermore, Quality has recently obtained pre-approval by the Municipality of San Martín to extend of the purposes for which the property can be used, including Shopping Center, Entertainment, Events, Commercial Offices, Parking and other ancillary uses.

Based on these considerations and the strategic location of the property, the Company considered acquiring it in order to develop a shopping center in the future.

Acquisition of Apsamedia´s shares

On January 13, 2011, APSA purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Apsamedia’s common capital stock. As of June 30, 2011 the Company has 100% of Apsamedia´s common capital stock. See the section Disposals for details on the disposal of main assets of Apsamedia.

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

Furthermore, on December 28, 2007, APSA and INCSA had signed a “Letter of intent” to acquire, build and manage a commercial center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was dependent on the acquisition of the Soleil Factory business. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, APSA was obligated to commence the works on May 2, 2011. However, INCSA must comply with certain obligations prior to the commencement of the works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to APSA. On June 30, 2011, these obligations had not been fulfilled and works had not commenced.

On August 3, 2011, INCSA granted APSA the conveyance for the property.

Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, IRSA together with some U.S. partners executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

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

On March 31, 2011, IRSA sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES LLC”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, IRSA has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”), as of June 30, 2012.

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street. There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lower part of its 18 stories. Its net leasable area is approximately 22,000 square meters.

IRSA guarantees certain aspects of Rigby Ioal up to a percentage of its interest in the associated company.

On September 2012 the company agreed to purchase an additional 33.36 % of the interest at Rigby 183.

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

The acquisition was contingent upon the approvals by the Ente Regulador del Puerto de Santa Fe (Regulatory Entity of the Port of Santa Fe) and the Caja de Asistencia Social Lotería de Santa Fe which were obtained subsequent to fiscal year-end, on August 18, 2011.

Shopping Neuquén project

On July 5, 2010 APSA commenced the development of the shopping mall and the hypermarket.

Additionally, on November 8, 2010, Shopping Neuquén S.A. was served notice of a court resolution establishing the amount of legal costs and fees to be paid by Shopping Neuquén S.A. related to prior litigation with the Municipality. As of the date of these financial statements, this resolution is not firm and Shopping Neuquén S.A. is currently evaluating its courses of action.

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

Paraná plot of land

On August 12, 2010, the Company acquired a 10,022 square meter property in the City of Paraná, Province of Entre Ríos, Argentina, for US$ 0.5 million. The Company paid US$ 0.15 million and the remaining balance of US$ 0.35 million will be paid at the time the title is obtained.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party had evidenced with a certified copy to the buying party that the real estate was not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A..

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.       Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

On June 29 2012, the parties agreed to extend the term for the grant of the deed transferring ownership, within 60 consecutive days as from the date the seller provides the reliable notification mentioned before.

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

Fiscal year ended June 30, 2010

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

As agreed in the Option Agreement, Cresca S.A. paid Carlos Casado S.A. US$ 350 per hectare; the last payment was made on March 4, 2011.

Purchase of shares of IRSA

During the fiscal year ended June 30, 2010, the Company acquired 10,667,870 additional shares of IRSA for US$ 7.1 million, increasing the direct interest to 57.49% as of June 30, 2010.

Purchase of shares of BrasilAgro

During the fiscal year ended June 30, 2010, the Company acquired 2,395,400 additional shares of BrasilAgro for US$ 15.2 million, increasing its equity interest to 23.24%.

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

Concession of rights and pledge to sell shares

During last quarter of fiscal year 2010, an agreement was executed by which the Company assigned all equity and political rights related to 2,276,534 shares of BrasilAgro to a non-related third party for two years.

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

During fiscal year ended on June 2011, the Company through its subsidiaries sold 2.54 million common shares of Hersha, for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

As of June 30, 2011 the Company´s direct and indirect interest in Hersha amounts to 9.18%. If the call option was exercised and the Company´s interest was not diluted due to newly issued shares, the Company´s interest in Hersha would be 12.13%. The Company accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 64 hotels throughout the United States of America totaling approximately 9,221 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2. Preparation of financial statements (continued)

f) Acquisitions and development of businesses (continued)

operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

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

The Company’s Board of Directors resolved to exercise the option on October 15, 2010 cancelling the outstanding amount of US$ 120.0 million and thus increasing the Company’s interest in Alto Palermo to 94.89% as of June 30, 2011 as of the date of issuance of these financial statements. During the fiscal year ended June 30, 2012, E-commerce acquired through successive purchases 44,232 shares of APSA, for a total amount of Ps. 691, which represents a 0.035% of APSA’s capital stock. Following such acquisitions, for the fiscal year ended June 30, 2012, the direct and indirect interest of the Company in APSA amounts to 95.61%.

Acquisition of shares of Banco Hipotecario S.A. (BHSA)

IRSA acquired 100,417,816 additional shares of BHSA for Ps. 118.7 million of which Ps. 112.6 million were paid in cash as of June 30, 2010. The transaction generated a gain of Ps. 70.4 million.

As of June 30, 2010, IRSA holds a 28.03% in BHSA (without considering treasury shares), respectively.

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

On November 27, 2009, APSA acquired 80% of the share capital of Arcos for a purchase price determined as follows: (i) a fixed price of US$ 4.3 million for 40% of the stock and (ii) a fixed price of US$ 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project up to maximum of US$ 6.9 million for the other 40% of the stock. As of June 30, 2011, APSA paid US$ 4.4 million. The remaining unpaid balance was comprised of the following: (i) US$ 1 million due on November 27, 2011 and (ii) 10% of any increase in Arcos del Gourmet S.A.’s common stock.

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

On September 7, 2011, APSA acquired an additional 8.185% interest in Arcos del Gourmet S.A. for US$1.75 million in cash consideration. As part of this acquisition, APSA renegotiated certain terms of the original acquisition agreement pursuant to which it will contribute 10% of each capital call required to avoid the minority shareholders’ dilution. This obligation is capped at US$ 3.5 million and is recognized under seller financing in short-term and long-term debt.

Purchase of Conil S.A.´s shares

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

Total contributions to this project made by the shareholders amounted to Ps. 557.0 million as of June 30, 2010.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of financial statements (continued)

g)     Dispositions

Fiscal year ended June 30, 2012

A. Agriculture business

Sale of farmland in Bolivia

On March 2, 2012, the sale of 1,194 hectares of the La Fon Fon property was agreed at US$ 4.8 million, in respect of which, the payment of US$ 1.1 million has been received, with the remaining receivable balance will be paid in seven consecutive semi-annual installments, the next of which expires on November 30, 2012. Possession was delivered on June 30, 2012.

Sale of farm San Pedro

On September 28, 2011 BrasilAgro sold the farm San Pedro, a rural property located in the Municipio Chapadão do Céu – GO with a total surface of 2,447 hectares, 1,724 hectares of which are used for agricultural purposes, for the equivalent in R$ to 580,000 soy seed bags. The sale is part of BrasilAgro business strategy, and seeks to derive both income from agricultural production and gains from the sale of real estate property.

The purchaser made a down payment of R$ 2,250 (equal to Ps. 5,030 and 50,000 tons of soybean) and on March 31, 2012 it paid the first installment of R$ 7,519 (equal to Ps. 16,836 and 160,000 tons of soybean). The remaining balance will be paid in four annual installments; each expiring on March 30 each year, for a value equal to 92,500 sacks of soy each. The deal was priced at R$ 23.3 million (equivalent to Ps. 59.8 million).

The property was acquired in September 2006 and the total invested amount for acquisition and development purposes was R$ 10 million.

As from September 30, 2011, in view of the long-term nature of the receivables, the Company expects to assess the value of receivables based on the future market price of soy on each installment payment date (or else based on estimates and quotes from "brokers" when/if there is no pricing in the futures market on the payment due date) and to determine the exchange rate US$/R$ on that same date (insofar as the soy futures price is denominated in US Dollars), so that the resulting value is then discounted to its net present value by using a rate of 8.28% p.a. as of June 30, 2012.

The outstanding balance receivable is adjusted based on the present value of proceeds for fiscal year ended June 30, 2012, amounts to R$ 4,358 (equal to Ps. 9,758).

Any change in value that is not attributable to changes in market conditions, that is, that is not attributable to changes in the CDI (rate of interbank deposits, hereinafter “CDI”, considered to be the benchmark rate for interbank deposits, which is measured and released every day by the CETIP, the entity that governs custody of deposits and commercial services), any change in the market price of soybean for future delivery and any change in the US$ – R$ exchange rate were not material either in the reported periods or cumulative.

     B. Real Estate Business

Sale of buildings

On October 17, 2011, IRSA sold some offices of Libertador 498 building. The agreed total price was US$ 2.5 million which was fully collected as of June 30, 2012. The result for this transaction amounts to a gain of Ps. 8.1 million.

On October 25, 2011, IRSA sold the property “Thames”. The total transaction price amounts to US$ 4.7 million which was fully collected as of June 30, 2012. The result for this transaction amounts to Ps. 15.80 million.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of financial statements (continued)

g)     Dispositions (continued)

During the fiscal year, IRSA disposed in a few transactions the property known as "Museo Renault" at Figueroa Alcorta 3301. Certain offices were sold on March 7, 2012 for a total price of US$ 5.2, which was fully collected as of June 30, 2012. On May 30, 2012, IRSA sold three functional units for a fully price of US$ 5.5 million of which U$S 2.2 were collected at the conveyance deed and US$ 3.3 million will be paid jointly with compensatory interest calculated at a nominal rate of 8.5% per annum on the outstanding balance, in two equal, annual and consecutive installments of US$ 1.65 million, with the first installment payable 12 months after the execution of the conveyance deed. To secure the payment of the balance, the purchaser constituted a first-degree privilege mortgage on the property, in favor of the seller. The result for the mentioned transactions amounts to a gain of US$ 23.9 million.

On May 23, 2012, IRSA signed the title conveyance deed for the functional unit 1 of the property identified as “Sarmiento 517”. The total amount agreed was US$ 0.05 million.

On June 16, 2012, IRSA sold, assigned and transferred a covered area of 4,703 m2 for offices, 46 car parking spaces and 4 complementary units to be used as storage units in the building identified as Yacht V and VI of the complex known as “Puerto del Centro”, located in Dique IV, Puerto Madero. The amount of the transaction was Ps. 69 million, which was paid by the buyer upon execution of the conveyance deed. The result for this transaction amounted to a gain of Ps. 53.7 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 41,193 square meters.

Fiscal year ended June 30, 2011

A. Agriculture business

Sale of farmland in Bolivia

The Company has agreed the sale of 910 ha. used for agricultural purposes for a total amount of US$ 3.6 million. The Company received US$ 2.0 million of the total sale price, and the balance will be collected in three semi-annual and consecutive installments, being the next due in December 2012 and the last one in December 2013.

Sale of “La Juanita” farm

On September 3, 2010, the title deed and conveyance of ownership related to selling the establishment “La Juanita” located in the district of Trenque Lauquen, Province of Buenos Aires, with a surface of 4,302 hectares, was executed. The transaction was upon at US$ 18,0 million, which had already been collected as of the balance sheet date. The transaction generated a profit to Ps. 49.4 million.

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
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of financial statements (continued)

g)     Dispositions (continued)

     B. Real Estate Business

Sale of Torres Jardín IV

On October 25, 2010, IRSA executed a preliminary sales agreement whereby it sold the lot that fronts Gurrachaga street, at 220/254/256 Gurruchaga Street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, was collected in January 2011.

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

On December 3, 2010, APSA sold the lots designated as “2B”, “2C” and “2D” for US$ 1.5 million each, of which US$ 3 million was collected in full as of June 30, 2011 and with the remaing balance collected on March 20, 2012.

Sale of interest in Quality

On March 31, 2011, IRSA and Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by IRSA and EFESUL.

Sale of buildings

During the fiscal year ended June 30, 2011, IRSA sold office units in various deals amounting to an aggregate gross rental space of 620 square meters for a total of Ps. 10.5 million. Those transactions generated a gross gain of Ps. 7.3 million.

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

Sale of plots of land

On May 18, 2010 APSA sold two plots of land located at Carlos Gardel Street Nos. 3128 and 3134 in the City of Buenos Aires for US$ 0.46 million, which was collected in full at fiscal year-end. On July 5, 2010 the deed of title was executed.

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

Fiscal year ended June 30, 2010

     A. Agriculture business

Sales of farms

On June 15, 2010, the Company sold the “TALI SUMAJ” farm (12,701 hectares) located in the Province of Catamarca for US$ 4.8 million generating a profit of US$ 3.2 million.

As discussed in Note 13, the farm is subject to pending litigation. The Company committed to carry out all obligations derived from the possible conviction including court expenses. For such purpose, the Company provided a performance bond to secure its obligations on behalf of the purchaser.

     B. Real Estate Business

Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company sold to an unrelated developer its interest in Pereiraola for US$ 11.8 million, of which US$ 1.94 million was initially collected as of June 30, 2010. The balance is being collected by receiving (a) the higher of (i) 6% of the marketable lots, or (ii) 39,601 square meters in a future neighborhood to be constructed by the buyer on the site, valued by the parties at US$ 2.1 million and (b) four consecutive, semi-annual installments of US$ 1.94 million each, plus an annual 14% interest rate on the balances, the price was collected in full.

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

Sale of Rosario plot of land

On April 14, 2010, APSA sold the lot designated as “2A” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, of which US$ 1.0 million was collected as of June 30, 2010. The remaining balance will be collected upon executing the title deed. The sale is subject to certain precedent conditions, which have not been fulfilled as of fiscal year ended 2010.

On May 3, 2010, APSA sold the lot designated as “2E” for US$ 1.4 million, of which US$ 0.3 million was collected as of June 30, 2010. The outstanding was collected on May 30, 2011.

  h)       Use of estimates

The preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles requires the Company´s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting fiscal years. Significant estimates include those required in the accounting for barter transactions, gain from recognition of inventories at net realizable value, provisions for allowances and contingencies, impairment of long-lived assets, depreciation and amortization, current value of assets acquired in business combination and assets acquisition, deferred income assets and asset tax credit. Future results could differ from those estimates and evaluations made at the date of preparation of these Consolidated Financial Statements.

i)	Change in accounting policies

Resolution CD 93/2005 issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company had elected to continue treating differences as permanent.

CNV issued General Ruling 592 and provided that issuers who have chosen to disclose de deferred tax liabilities arising from the inflation adjustment in the notes to the financial statements should recognize such liabilities against retained earnings for purposes of implementing the International Financial Reporting Standards (“IFRS”). These liabilities may be recognized as of any interim or annual financial statement date through the fiscal year closing immediately before the first period of mandatory application of the IFRS.

For this reason, and for purposes of complying with the rulings of the CNV, the Company has recorded an adjustment to recognize the deferred tax liability. Therefore, the Company retroactively adjusted as of June 30, 2011 and 2010 as follows:

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

2.     Preparation of financial statements (continued)

i)	Change in accounting policies (continued)
	As of June 30, 2011
	As previously issued	Adjustment	As adjusted
Consolidated Balance Sheets

Other receivables (Non-current)	326,625	(12,139)	314,486
Investments (Non-current)	2,078,901	(259)	2,078,642
Total Non current assets	7,467,830	(12,398)	7,455,432
Total Assets	9,733,418	(12,398)	9,721,020

Taxes payable (Non-current)	579,336	183,049	762,385
Total Non current liabilities	2,809,241	183,049	2,992,290
Total Liabilities	5,173,433	183,049	5,356,482

Minority interest	2,346,448	(83,591)	2,262,857
Shareholders’ equity	2,213,537	(111,856)	2,101,681

	As of June 30, 2011			As of June 30, 2010
	As previously issued	Adjustment	As adjusted	As previously issued	Adjustment	As adjusted
Consolidated Statements of Income
Gain on equity investees	129,360	4	129,364	127,105	4	127,109
Income tax expense	(125,443)	15,377	(110,066)	(145,952)	23,433	(122,519)
Minority interest	(169,007)	(6,013)	(175,020)	(184,844)	(10,209)	(195,053)
Net income	212,565	9,368	221,933	185,406	13,228	198,634

Consolidated Statements of Changes in Shareholders’ Equity	As of June 30, 2012	Gain for the fiscal year ended June 30, 2012	As of June 30, 2011	Gain for the fiscal year ended June 30, 2011	As of June 30, 2010	Gain for the fiscal year ended June 30, 2010	As of June 30, 2009
Deferred income tax	(100,793)	11,063	(111,856)	9,368	(121,224)	13,228	(134,452)

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

RT No. 22 prescribes, among other things, the accounting treatment for biological assets during its biological transformation. RT No. 22 establishes a hierarchy of measurement for biological assets depending on their stage of development. For a description of the measurement principles applied to the various biological assets within inventories see Note 3.g).

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

•
Cost of Production: Cost of production consists of costs directly related to the transformation of biological assets and agricultural produce. As it relates to crops, costs are capitalized as incurred. At the point of harvest, costs are recognized in the statement of income to match production income. As it relates to cattle, costs are recognized in the statement of income as incurred;

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

Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each fiscal year during the term of the lease. For the fiscal years ended June 30, 2012, 2011 and 2010 the majority of the tenants were charged with the Percentage Rent.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.    Significant accounting policies (continued)

a) Revenue recognition (continued)

Rental of advertising space

Apsamedia S.A. (”Apsamedia”), subsidiary of APSA, is a lessor of advertising spaces in the group’s shopping centers. Revenues derived from this activity are recognized using the straight-line method over the life of the respective lease agreements.

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

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first fiscal year of its lease, and one month of rent if the tenant rescinds after the first fiscal year of its lease.

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

Consumer Financing

During the fiscal year ended June 30, 2010, APSA, through its subsidiary, Tarshop, and its jointly controlled entity, Apsamedia, was engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. As part of a plan, APSA sold 80% of Tarshop in September 2010, and acquired the remaining 50% in Apsamedia in January 2011. After acquisition of control in Apsamedia, APSA sold the receivables portfolio and other assets to Tarshop. Apsamedia continues as an entity with only residual activities. APSA continues in the consumer financing business through its 20% interest in Tarshop where it retained significant influence. Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by APSA; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an up-front basis, and (iv) interest income generated by financing and lending activities. Revenues from financing and lending activities

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

Financial receivables and payables have been valued at the amount deposited or collected, respectively, net of transaction costs, plus accrued interest based on the interest rate estimated at the time of the transaction. If, the Company has the intention and ability of selling financial receivables after the fiscal year-end, those receivables are valued at their net realizable value.

d)       Investments

Current

Current investments included mutual funds, mortgage bonds, government bonds and time deposits. Mutual funds, mortgage bonds and government bonds are carried at market value as of fiscal year-end, with unrealized gains and losses reported in earnings. Time deposits are valued at cost plus accrued interest at fiscal year- end.

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

Equity investments

Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.

During the last fiscal years and in the fiscal year ended June 30, 2011, IRSA has been conducting different purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2012, IRSA´s direct and indirect ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

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

Tyrus S.A.

Foreign permanent investments held by IRSA through Tyrus S.A. in the Oriental Republic of Uruguay have been classified as “integrated” and “non-integrated” with IRSA’s transactions, considering the features of the mentioned investments and their transactions.

Metropolitan 885 Third Ave LLC (“Metropolitan”)

The Company, through IRSA, holds an indirect 30% equity interest in Metropolitan through IRSA International LLC and Tyrus S.A., wholly owned subsidiaries of the Company. See Note 2.f) for details.

Tarshop S.A.

As of June 30, 2012 the Company, through APSA, holds 20% equity interest in Tarshop. See Note 2.g) for details.

Cost investments.

Non-current investments also included investments in shares of other companies where the Company does not have control or significant influence. These investments are valued at cost less any impairment, if necessary.

Supertel Hospitality Inc.

The preferred shares and warrants of Supertel Hospitality Inc. (“SHI”) have been recorded as financial instruments.  Even though the Company exercises significant influence over Supertel, neither Supertel’s Preferred Shares nor Supertel’s Warrants give the Company access to economic benefits associated with an ownership interest over Supertel (the Company does not hold any interest over the share capital of Supertel). Therefore, Supertel’s Preferred Shares and Supertel’s Warrants are accounted as financial assets at fair value through profit and loss, as

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.    Significant accounting policies (continued)

d)       Investments (continued)

per the provisions of IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 9 “Financial Instruments”, which were complementarily applied to Argentine GAAP.

The acquisition cost of such instruments has been segregated into preferred shares and warrants based on the estimated relative fair value of both instruments upon acquisition. In estimating such fair value, the valuation techniques used include parameters such SHI common shares market price, information not based on observable market data, probabilistic information, etc. The fair value estimated through these techniques exceeds the acquisition cost. In line with the international standards indicated above, that day one gains have not recognized.

Subsequently, any changes in the fair value of preferred shares and warrants are recognized in the period they occur under the item “Other holding gain (loss)”, included in “Financial results, net”. No material changes have occurred in the fair market value of the instruments between the acquisition date and June 30, 2012.

Contribution to Don Mario S.G.R.

On June 29, 2012, the Company invested Ps. 10 million in Don Mario SGR, a Sociedad de Garantía Recíproca under the Argentinean law. SGRs are legal entities in Argentina created solely to promote low cost financing to small and medium sized entities. Funds are obtained by SGRs through the contributions of investors who in turn obtain certain tax benefits among others. SGRs use the funds to lend money to entities which participate in the scheme as participating members. Investors rights over the investment are represented by nominal shares although they do not grant control or significant influence over the actions of the entity. This investment has been accounted for at cost.

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

The carrying amount does not exceed their respective estimated recoverable value at the end of this fiscal year.

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

Negative goodwill

Negative goodwill represents the excess of fair value of net assets acquired over cost. Under Argentine GAAP, when negative goodwill exists, acquired intangible assets are assigned a zero value. Negative goodwill is accounted for as follows: (i) the portion of negative goodwill related to future expected losses is recognized in income in the same periods losses are incurred; (ii) the amount exceeding the interest over the non-monetary assets is recognized in income at acquisition date; and (iii) the amount not in excess of the equity interest over the non-monetary assets is recognized as negative goodwill and amortized under the straight line method over the weighted average useful lives of the identifiable assets of the acquired, not exceeding 20 years.

Goodwill

Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

The carrying amount does not exceed their respective estimated recoverable value at the end of this fiscal year.

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

Bearer biological assets are measured at replacement cost. Consumable biological assets in the form of unharvested crops are measured at cost less any impairment losses. Consumable biological assets in the form livestock held for sale or to be slaughtered for meat production are measured at net realizable value at fiscal year-end. Net realizable value is based on the prices relevant in the respective markets less selling costs.

Harvested produce is measured at net realizable value. Net realizable value is represented by fiscal year-end quoted prices in the markets in which the Company regularly operates, net of additional selling costs.

Non-biological assets – raw materials (including seeds, agrochemicals, semen – cattle raising and diary, food and by-products, packs and bundles, poles, bags and blankets, silos, raw materials). These assets are valued at reproduction or replacement cost as of fiscal year-end, which does not exceed the net realizable value.

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

During the fiscal years ended June 30, 2002, 2003 and 2005, the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the fiscal years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item "Gain from operations and holdings of real estate assets, net" in the statement of income. The balance of allowance for impairment of inventory amount to Ps. 83 and Ps. 29 as of June 30, 2012 and 2011, respectively. See Note 3.n) for details on accounting for impairment losses.

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

Rental properties (including office and shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.d)), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. IRSA capitalizes financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 1.5 million and Ps. 1.7 million for the fiscal years ended June 30, 2012 and 2011, respectively, mainly in connection with the construction of the Panamerican Mall, Shopping Alto Rosario and Dique IV.

During the fiscal years ended June 30, 2002, 2003 and 2005 IRSA recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the fiscal years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item "Unrealized gain (loss) on inventories" in the statement of income. The balance of allowance for impairment of fixed assets amounts to Ps. 1,814 and Ps. 2,507, as of June 30, 2012 and 2011, respectively.

Other property and equipment (common to agricultural and real estate business)

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.d)), less accumulated depreciation at the end of the fiscal year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.     Significant accounting policies (continued)

h)       Property and equipment (continued)

Asset	Estimated useful life (years)
Buildings (Agriculture business)	50
Properties:
Office buildings	Between 20 and 45
Shopping centers	Between 16 and 31
Hotels	Between 14 and 24
Other	Between 16 and 50
Leasehold improvements	On contract basis
Facilities	Between 10 and 20
Machinery and equipment	10
Vehicles	5
Software	3
Computer systems	3
Furniture and fixtures	Between 5 and 10
Other	Between 4 and 10

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

Preoperating expenses

Represents primarily expenses incurred in the development of the new international businesses in Bolivia and Paraguay. These pre operating expenses are amortized on a straight line basis over five-year periods upon commencement of operations in those countries. The value of these intangible assets does not exceed their estimated recoverable value at fiscal year-end.

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
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.     Significant accounting policies (continued)

i)      Intangible assets (continued)

Trademarks

Represents fees and expenses related to the registration. These trademarks are amortized on straight-line basis over a ten year period.

Customer relationships

Represent the net present value of the future economic benefits related to the use of acquired customer base. This asset is amortized on a straight-line basis over a twelve year period.

Non-compete agreement

This right is valued at acquisition cost and is amortized over the life of the agreement (28 months).

Under the agreement executed with BHSA for the sale of Tarshop S.A.´s shares, APSA has signed a non-complete agreement in favour of BHSA and has thus written off this intangible asset.

Above and below market leases an In-place leases

See Note 3.f) for details on accounting for these intangibles.

Concession rights

Represent Arcos’ concession right, which will be amortized over the life of the concession agreement upon commencement of operations.

j) Foreign currency assets and liabilities

Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounting records of the Company in Argentine Pesos at the exchange rate prevailing at the time of the transaction. Monetary assets and liabilities in foreign currencies at fiscal year-end are then translated into Argentine Pesos at closing exchange rates. Assets and liabilities and income and expenses in foreign currencies generate transaction gains and losses, which are recorded within “Financial results, net” in the consolidated statements of income.

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
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.     Significant accounting policies (continued)

l) Minimum presumed income tax (MPIT)

The Company is subject to the MPIT. Pursuant to this tax regime, the Company is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the fiscal year, as defined by Argentine law. In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated MPIT charge within “Other current and non-current receivables”, as appropriate, in the accompanying consolidated balance sheet. This tax credit has been recorded at its nominal value.

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

At the date of issuance of these Consolidated Financial Statements, the Company’s Management understands that there are no other elements to determine other potential contingencies that could have a negative impact on these Consolidated Financial Statements.

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
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.     Significant accounting policies (continued)

n) Impairment of long-lived assets (continued)

Under Argentine GAAP, the impairment loss is recorded in the statement of income against a liability account. This liability account is a contra account to fixed assets, undeveloped parcels of land or inventories, which mean that it is presented on the balance sheet as a direct reduction from the book value of these assets to arrive at the carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the value in use or its net realizable value, whichever is greater. In that event, the new carrying amount of the asset should be the lower of its value in use or its net realizable value, whichever is greater, or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings in the period in which they are incurred.

o) Translation of non-peso currency amounts

Assets and liabilities of non-Argentine subsidiaries and associates that have a local functional currency are translated to Argentine Pesos at fiscal year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the fiscal year. Translation adjustments are recorded in shareholders’ equity.

    p) Vacation expenses

Vacation expenses are fully accrued in the fiscal year the employee renders services to earn such vacation.

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

The Company follows Technical Resolution No. 18 “Derivative instruments and coverage operations” and carries these derivatives as assets or liabilities at fair market value on the balance sheet. RT No. 18 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of income, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. While management believes each of the financial instruments manage various market risks, these instruments are not designated and accounted for as hedges as a result of the extensive record keeping requirements of the provisions. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings.

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

u)	Mortgage payables

Mortgage payables includes the debt assumed in the acquisition of Llao Llao Resorts (LLR) (Note 13) and have been valued at the amount collected net of expenses plus accrued interests based on the interest rate estimated at the time of the transaction.

v)	Advertising expenses

The Company generally expenses advertising and promotion costs as incurred.

Advertising and promotion expenses were approximately Ps. 10,264 and Ps. 12,475 for the fiscal years ended June 30, 2012 and 2011, respectively.

w) Monetary assets and liabilities

Monetary assets and liabilities are disclosed at their face value, plus the accrued interest.

x) Debt issuance costs

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

y) Paid-in capital

Related Companies Law No. 19,550 Section 33: Increases or decreases of the equity value of investments in IRSA and Cactus generated on the basis of changes in their shareholders’ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in captions 9 second part of Technical Resolution 17 of the FACPCE and Resolution CD No. 2 43/01 of the CPCECABA.

Warrants issued: the value of warrants issued by the Company has been allocated to the account Paid-in Capital.

The Stock option plan correspond to the pricing of options granted by our subsidiary BrasilAgro (at the participating interest), as part of the Share-based Compensation.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

3.     Significant accounting policies (continued)

y)    Paid-in capital (continued)

The “Long-Term Incentive Program Reserve” relates to contributions accrued, by the Company and its subsidiaries (at the participating interest) under the Long-Term Incentive Program.

The reimbursement of APSA accrued dividends has been recorded against retained earnings proportionally to the Company’s respective shareholding.

z) Earnings per share

The Company is required to disclose earnings per share information for all periods presented. Basic earnings per share earnings per share (“basic EPS”) are computed by dividing the net income available to common shareholders for the period by the weighted-average number of common shares outstanding during the fiscal year. Diluted earnings per share (“diluted EPS”) are computed by dividing the adjusted net income for the fiscal year by the weighted-average number of common shares and potential common shares outstanding during the fiscal year.

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized in the fiscal year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive.

The Company has considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

aa)   Dividends

Dividend policy of IRSA consist in the distribution of an amount up to the highest of a) twenty per cent (20%) of the Revenues of “Offices and other Non-Shopping Center Rental Properties” segment, defined in Segment Information (Note 10), as of June 30 of each fiscal year, or b) twenty per cent (20%) of Net income defined in the Consolidated Statements of Income as of June 30 of each fiscal year. This policy requires that IRSA must at all times comply with the covenants imposed by its financial obligations.

ab)   Employee Benefits

•           Agriculture business

 Share-based payments award plan.

As further described in Note 17, BrasilAgro issued equity settled share-based payments to certain employees as part of their remuneration package. Equity settled awards are measured at fair value at the date of grant. The Company measured the fair value using the Black-Scholes method. For equity settled share-based payments, an expense is recognized in the statement of income to spread the fair value of the award over the vesting period on a straight-line basis. The Company recognizes the impact of the revision to original estimates, if any, in the statement of income, with a corresponding adjustment to equity.

   ac)     Financial leasings

The Company has recognized various Lease agreements such as finance leases; as a result, it has recorded leased property under fixed assets at the respective contractual values against bank and financial loans on the liability side of the balance sheet.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts:

For case of presentation and when appropriate, balance sheet and statement of income accounts are categorized in the context of the two main businesses of the Company: agricultural and real estate businesses.

a)       Cash and banks
	As of June 30,
	2012	2011
Bank accounts in local and foreign currency	329,513	191,663
Collections to be deposited	-	150
Cash in local and foreign currency	8,541	2,136
	338,054	193,949

b)       Investments

	As of June 30,
	2012	2011
Current
Mutual funds (v)	132,298	337,963
Time deposits	104,077	233,697
Mortgage Bonds	496	477
Shares of public companies	11,668	2,912
Others investments	9	12
	248,548	575,061
Non-Current
Equity investments:
Agriculture business:
Agro-Uranga S.A.	25,264	22,844
Agro Managers S.A	1,898	-
BrasilAgro (ii)	29,904	27,199
Real estate business:
Banco Hipotecario S.A. (ii)	1,018,941	918,449
Banco Crédito y Securitización S.A.	8,792	6,117
Manibil S.A. (iii)	28,727	27,681
Hersha Hospitality Trust (Cost Investment)	300,666	277,248
Tarshop S.A.	44,092	49,779
RIGBY 183 LLC	88,736	91,136
TGLT S.A. (Cost Investment)	59,031	56,382
New Lipstick	124,233	115,946
Bitania 26 S.A	21,255	-
Supertel Hospitality Inc. (i)	135,922	-
Advances payments for the acquisitions of shares	-	1,797

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued) b) Investments (continued)

Undeveloped parcels of land:
- Santa Maria del Plata	223,079	222,578
- Soleil Factory construction right (v)	6,676	6,676
- Puerto Retiro	66,221	66,321
- Caballito Plot of land (vi) (Note 14)	49,699	49,699
- Patio Olmos	33,744	33,744
- Air space Coto (iv)	17,594	17,594
- Plot of land Zetol (Note 14)	36,070	32,207
- Canteras Natal Crespo	6,731	6,539
- Pilar	4,066	4,066
- Plot of land Luján	22,421	-

Other Investments
- Vista al Muelle Plot of land (Note 14)	25,374	21,654
- Other undeveloped parcels of land	19,219	21,304
Risk found in a reciprocal guarantee company	10,000	-
MAT (vii)	90	90
Coprolán	21	21
Other investments	1,369	1,571
	2,409,835	2,078,642

(i)
Upon acquisition, such instruments were recorded at acquisition cost. The price paid at acquisition of US$ 30 million was allocated based on the estimated relative fair value of both instruments, which arises to US$ 26 million to preferred shares and US$ 4 million to warrants.

(ii)	As of June 30, 2012 and 2011, includes Ps. 29,904 and Ps. 27,199, respectively, of warrants.
(iii)
As of June 30, 2012 and 2011 includes Ps. (29,135) and Ps. (27,762) of negative goodwill, net, respectively. Represents 446,515,208 shares with a quoted value at closing equivalent to Ps. 1.23 per share as of June 30, 2012 and 446,515,208 shares with a quoted value at closing equivalent to Ps. 2.36 per share as of June 30, 2011.

(iv)	As of June 30, 2012 and 2011 includes Ps. 10 of goodwill, respectively.
(v)	Shown net of allowances for impairment losses mentioned in Note 3.d).
(vi)	Air space is a right to construct.
(vii)	This asset is restricted in relation to certain tax claims.
(viii)	“Mercado a Término de Buenos Aires - Buenos Aires Board of Trade”.

c)	Trade accounts receivable, net

	As of June 30,
Current	2012	2011
Consumer financing receivables	11,128	70,248
Leases and services receivable	102,803	78,762
Checks to be deposited	137,849	104,083
Debtors from expenses and collective promotion fund (iii)	26,834	18,953
Leases services and real estate receivables under legal proceedings (ii)	46,650	49,549
Trade accounts receivable – Agriculture business	220,788	192,062
Receivables from the sale of properties (i)	53,767	32,666
Debtors from hotel activities	14,106	9,954
Debtors from consumer financing - collection agents	4,864	4,869
Related parties (Note 8)	9,979	9,189
Less:
Allowance for doubtful accounts (Note 32.c))	(70,135)	(117,564)
	558,633	452,771

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

c) Trade accounts receivable, net (continued)
	As of June 30,
	2012	2011
Non-current
Leases and services receivable	1,748	449
Receivables from the sale of properties (i)	76,500	32,250
	78,248	32,699

(i)   Includes fixed-rate mortgage from several borrowers. As of June 30, 2012 and 2011 the amount due from the largest individual borrower was Ps. 14,807 and Ps. 14,844, respectively, at a contractual interest rate of 9% and 14%, respectively.
(ii)   Comprised of Ps. 0.8 and Ps. 0.9 million related to mortgage receivables and Ps. 45.8 and Ps. 48.1 related to leases receivables, as of June 30, 2012 and 2011, respectively.
(iii)  Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.

d) Other receivables

	As of June 30,
	2012	2011
Current
Valued Added Tax receivable, net	39,725	56,566
Related parties (Note 8)	29,422	29,151
Prepaid expenses, excluding leases	54,357	49,300
Income tax advances and MPIT credit	23,898	15,133
Loans granted	11,165	644
Outstanding tax on sales	16,049	10,895
Guarantee deposits (i)	9,789	633
MPIT	843	1,824
Operations to liquidate	692	14,180
Other tax credit	8,763	59,323
Prepaid leases	2,138	11,044
Premiums paid	876	2,919
VAT withholdings	1,756	1,709
Transfer VAT debtors	-	61
Withholding income tax	12,329	7,764
Financial derivates instruments	959	1,867
VAT export refunds	786	424
Expenses to be recovered	2,642	7,707
Provision of expenses to be recovered	(92)	(92)
Others	17,630	20,794
	233,727	291,846

	As of June 30,
	2012	2011
Non-Current
Deferred income tax (Note 10)	77,819	20,313
Minimum Presumed Income Tax	158,415	129,958
VAT receivables, net	43,292	55,914
Related parties (Note 8)	19,847	29,772
Prepaid expenses	2,982	3,114
Mortgages receivables under legal proceedings (ii)	2,208	2,208
Allowance for doubtful accounts (ii) (Note 32.c))	(2,208)	(2,208)
Gross sales tax and others	1,346	1,067
Guarantee deposits	51,950	55,975
Other tax credits	51,059	12,131
Others	3,497	6,242
	410,207	314,486

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

d)	Other receivables (continued)

(i)	As of June 30, 2012 and 2011 the balance is related to deposits required as collateral for derivative financial instruments operated by the Company (see Note 6).
(ii)
Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, IRSA has recognized an allowance for the entire balance based on the opinion of its legal counsel.

e)	Inventories
	As of June 30,
	2012	2011
Current
Agricultural Business
Crops	155,143	232,009
Beef cattle	37,041	45,131
Materials and others	74,136	115,140
Unharvested crops	54,447	69,724
Seeds and fodder	13,347	8,009
Slaughtered stock	-	5,898
Suppliers advances	70,674	8,697
Others inventories	2,416	-
Real Estate Business
Caballito Nuevo (i)	2,369	5,860
Horizons	115,921	212,211
Rosario plot of land	-	25,607
Torres de Rosario	6,001	9,320
Abril	1,144	1,145
El Encuentro (ii)	2,038	5,660
Other inventories	8,590	7,550
	543,267	751,961

	As of June 30,
	2012	2011
Non-Current
Agriculture business
Beef cattle	179,002	184,527
Unharvested crops	59,692	83,227
Real Estate Business
Unites be receive Caballito (TGLT) (Note 8)	52,205	51,999
El Encuentro (ii)	2,491	1,898
Unites be receive (Note 8)	23,608	23,309
Abril	776	-
Pereiraola lots	8,200	8,200
Torres Rosario	10,417	4,388
Other inventories	432	59
	336,823	357,607

(i)
Related to a barter transaction with an unrelated real estate developer valued at US$ 7.5 million pursuant to which the Company exchanged an undeveloped parcel of land for the delivery of units in a building to be constructed by the developer. During the fiscal year ended on June 30, 2011, several sale agreements had been subscribed which measured the properties at their net realizable value and for which all deeds have been issued. The Company measured these units at net realizable value at fiscal year-end and recognized an unrealized gain of Ps. 1,415 and Ps. 5,790 for the fiscal year ended June 30, 2012 and 2011, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

e)	Inventories (continued)

(ii)
Related to a barter transaction with an unrelated real estate developer valued at US$ 4.0 million pursuant to which the Company exchanged an undeveloped parcel of land for the delivery of residential plots. During fiscal year ended June 30, 2011, the plots were delivered. The Company sold some of the plots and signed preliminary sales agreements on others for which an unrealized gain of Ps. 1,369 and Ps. 3,732 was recorded in 2012 and 2011, respectively.

4. Details of balance sheet and statement of income accounts (continued)

f)	Goodwill and negative goodwill

	As of June 30,
	2012	2011
Goodwill
IRSA	24,171	14,330
BrasilAgro	6,965	6,965
APSA	9,411	12,431
Torre BankBoston	4,674	4,873
Della Paolera 265 y Museo Renault	-	2,620
Quality Invest S.A.	176	-
Arcos del Goormet S.A.	5,730	-
Nuevo Puerto Santa Fe S.A.	843	-
Jaborandi	12,531	-
Cactus goodwill	15,504	4,978
Goodwill allowance	(15,504)	(4,978)
Conil S.A	343	344
Others goodwill	140	-
Negative Goodwill
IRSA	(299,578)	(324,774)
BrasilAgro-Companhia	(47,147)	(73,947)
APSA	(322,821)	(342,604)
Palermo Invest S.A.	(21,223)	(23,498)
Empalme S.A.I.C.F.A. y G.	(2,352)	(2,684)
Mendoza Plaza Shopping S.A.	(2,011)	(2,115)
Emprendimiento Recoleta S.A.	(4)	(25)
Unicity S.A.	(3,601)	(3,601)
Soleil Factory	(8,967)	(9,371)
	(642,720)	(741,056)

 g)    Trade accounts payable
	As of June 30,
	2012	2011
Current
Suppliers (i)	137,301	124,257
Accruals	98,038	118,600
Related parties (Note 8)	2,571	10,054
Debt related to purchase of farms (iii)	110,220	180,325
Liabilities in kind “Horizons”	19,027	36,443
Others	2,520	3,550
	369,677	473,229
Non-Current
Suppliers (ii)	4	47
Debt related to purchase of farms	-	12,098
	4	12,145

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

 g)    Trade accounts payable (continued)

(i)	As of June 30, 2012 and 2011, includes accounts payable to merchants for credit card operations of Ps. 0.2 million and Ps. 0.6 million.
(ii)	As of June 30, 2012 and 2011, includes Ps. 19.0 million and Ps. 36.4 million, respectively, balances that reflects the liabilities in kind associated to the acquisition of properties in Vicente López
(iii)
As of June 30, 2012 includes Ps. 49.9 million and Ps. 37.1 million related to the debt to purchase of “Alto Taquari” and “Nova Buriti”, respectively. As of June 30, 2011 includes Ps. 53.2 million, Ps. 41.5 million, Ps. 41.5 million and Ps. 52 million related to the debt to purchase of “Alto Taquari”, “Nova Buriti” and “Nova Horizontina”, respectively.

h)	Short-term and long-term debt

	As of June 30,
	2012	2011
Short-term debt:
Bank loans including accrued interests (i)	353,444	331,779
Bank overdrafts including accrued interests	225,875	684,215
Financial leasing payable	1,095	-
Bank loans from foreign financial institutions entities	-	3,473
Seller financing (iv)	49,774	50,191
IRSA Non-Convertible Notes - interest 2017 (ii)	23,175	20,960
Non-convertible including acrued interest Notes - Class III (vi)	-	36,314
Non-convertible including acrued interest Notes -Class IV (vi)	18,635	55,503
Non-convertible including acrued interest Notes - Class V (vii)	69,612	36,177
Non-convertible including acrued interest Notes - Class VI (vii)	107,495	33,427
Non-convertible including acrued interest Notes - Class VII (vii)	9,261	21
Non-Convertible including acrued interest Notes - Class VIII (viii)	6,394	-
Non-Convertible including acrued interest Notes - Class IX (ix)	50,243	-
Non-Convertible including acrued interest Notes - Class X (ix)	273	-
Non-Convertible including acrued interest Notes - Class XI (ix)	233	-
Non-convertible Notes - IRSA 2020 (v)	34,003	30,800
IRSA Non-Convertible including acrued interest Notes 2013 Class III (x)	102,888	-
IRSA Non-Convertible including acrued interest Notes 2014 Class IV (x)	38,278	-
APSA Convertible Notes - Accrued interest (iii)	2	3
APSA Non-Convertible Notes 2012 (iii)	-	28,879
APSA Non-Convertible Notes - Accrued interest (iii)	4,555	4,490
	1,095,235	1,316,232

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued) h) Short-term and long-term debt (continued)

	As of June 30,
	2012	2011
Long-term debt:
Foreign financial entities	-	10,355
Non-convertible Notes - Class IV (vi)	-	18,314
Non-convertible Notes - Class V (vii)	-	70,927
Non-convertible Notes - Class VI (vii)	-	99,286
Non-convertible including accrued Notes - Class VII (vii)	-	8,509
IRSA Non-Convertible Notes 2017 (ii)	665,257	599,565
APSA Non-Convertible Notes 2017 (iii)	471,749	421,498
Bank loans (i)	174,012	173,527
Non-convertible Notes - IRSA 2020 (v)	661,078	598,116
APSA Convertible Notes (iii)	37	4,640
Non-convertible Notes - Class VIII (viii)	269,922	-
Non-convertible Notes - Class IX (ix)	100,606	-
Non-convertible Notes - Class X (ix)	138,474	-
Non-convertible Notes - Class XI (ix)	58,909	-
IRSA Non-convertible Notes 2013 Class III (x)	51,032	-
IRSA Non-convertible Notes 2014 Class IV (x)	114,665	-
Seller financing (iv)	81,725	81,568
Financial leases payable	479	-
	2,787,945	2,086,305

(i)	As of June 30, 2012 and 2011 the balance primarily relates to several short-term loans granted by several domestic financial institutions. As of June 30, 2012 and 2011 these loans accrue interest at annual fixed and floating interest rates ranging from 1.75% to 22.5% and from 1.75% to 14%, respectively. As of June 30, 2012 it includes the following loans: (a) Ps. 915 as a current balance related to debt for purchase República building, (b) Ps. 1,865 correspond to Hoteles Argentinos S.A.’s mortgage loan, (c) Ps. 524,676 related to loans granted by different financial institutions (mainly Ps. 97,152 granted by Banco Provincia, Ps. 109,735 granted by Banco do Nordeste do Brasil, Ps. 50,000 granted by Banco Nación, Ps. 83,520 granted by Banco Itau and Ps. 71,076 granted by Banco Ciudad de Buenos Aires). As of June 30, 2011 it includes the following loans: (a) Ps. 28,728 as a current balance and Ps. 27,585 as a non-current balance related to debt for purchase República building, (b) Ps. 18,984 correspond to Hoteles Argentinos S.A.’s mortgage loan, (c) Ps. 430,009 related to loans granted by different financial institutions (mainly Ps. 111,181 granted by Banco Provincia, Ps. 53,845 granted by Banco do Nordeste do Brasil, Ps. 50,240 granted by Banco Nación and Ps. 23,653 granted by Banco Ciudad de Buenos Aires).
(ii)	In February 2007, IRSA issued non-convertible Notes (“IRSA Non-Convertible Note 2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non-Convertible Notes in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non-Convertible Notes 2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non-Convertible Notes 2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits. On November 2, 2010, IRSA´s General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.
(iii)	In May 2007, APSA issued an aggregate amount of US$ 170.0 million of non-convertible notes (APSA Non-Convertible Notes) under the Global Program for up to US$ 200.0 million authorized by the CNV on April 19, 2007. APSA Non-Convertible Notes were issued at par in two series. Out of the total amount, US$ 120.0 million were issued as Series I of APSA Non-Convertible Notes due May 11, 2017 (“Series I”) and Ps. 154.0 million (equivalent to US$ 50.0 million) were issued as Series II of APSA Non-Convertible Notes due June 11, 2012 (“Series II”). Series I bear interest at a fixed rate of 7.875% per annum and Series II bear interest at a fixed rate of 11.0% per annum. Series I pay interest in cash semi-annually in arrears on May 11 and November 11 of each fiscal year beginning on November 11, 2007. Series II pay interest in cash semi-annually in arrears on June 11and December 11 of each fiscal year beginning on December 11, 2007. Principal on the Series I is fully paid at maturity while principal on the Series II is paid semi-annually in seven equal and consecutive installments beginning on June 11, 2009. As of June 30, 2012, Series II is completed cancelled.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

h)	Short-term and long-term debt (continued)

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up US$ 200 million and for a total amount of US$ 400 million. Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million was completed in two series. Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis. Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrues interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.
On July 19, 2002, APSA, issued an aggregate amount of US$ 50.0 million of Convertible notes (the "APSA Convertible Notes") in exchange for cash and the settlement of certain liabilities. APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of noteholders resolved to extend the maturity date of APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. Since the date of issuance of the program until June 30, 2012, holders of Convertible Notes have exercised their right to convert ordinary shares for a total of US$ 18.3 million. The outstanding balance of APSA Convertible Notes as of June 30, 2012 and 2011 amounts to US$ 31.7 and US$ 31.7 million, respectively, mainly held by IRSA. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations.

(iv)	As of June 30, 2012 the balance mainly includes: (a) Ps. 35,700 to the debt from acquisition of Zetol S.A.; (b) Ps. 11,765 related to the debt for purchase of Arcos del Gourmet S.A. shares; (c) Ps. 41,543 related to the seller financing to Soleil Factory; (d) Ps. 35,073 related to the debt for purchase of Predio San Martin and Ps. 7,418 to the debt from acquisition of Nuevo Puerto Santa Fe S.A.. As of June 30, 2011 the balance mainly includes: (a) Ps. 32,912 to the debt from acquisition of Zetol S.A.; (b) Ps. 8,900 related to the debt for purchase of Arcos del Gourmet S.A. shares; (c) Ps. 39,839 related to the seller financing of Soleil Factory; and (d) Ps. 47,763 related to the debt for purchase of Predio San Martin.
(v)	On February 25, 2010, the IRSA´s Board of Directors approved the extension of the maximum face value of the Global Program for Issuing Non-Convertible notes by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Ordinary Meeting of Shareholders held on October 29, 2009. Within this framework, on July 20, 2010, IRSA issued non-convertible notes for a face value of US$ 150 million (“Non-convertible Notes - Class II”) maturing on July 20, 2020. The issuance price was 97.838% of the par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi-annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.
(vi)
On July 1, 2010, the Board of Directors approved the Price Supplement related to the issuance of Class III and Class IV Non-Convertible Notes, under the current Global Program. Later, between July 6 and 16, 2010, the Second Series of simple Corporate Bonds (not convertible into shares) was subscribed for a total value of Ps. 105.9 million. The issue was finally carried out on July 21, 2010. Class III Non-Convertible Notes, for a face value of Ps. 35.7 million and falling due 21 months after the issuance date will accrue interest at a variable date (Badlar privada plus 400 basis points). These were paid on a quarterly basis in arrears while amortization was made in three consecutive payments 15, 18 and 21 months after the issuance date. Class IV Non-Convertible Notes, for a face value of US$ 17.8 million and falling due 24 months after the issuance date will accrue interest at fixed annual rate of 7.75%. These are paid on a quarterly basis in arrears while amortization is being made in four equal and consecutive payments 15, 18, 21 and 24 months after the issuance date.
At the end of these financial statements, Class III of Non-Convertible Notes are completely cancelled.

(vii)	On February 18, 2011 the Board of Directors approved a Pricing Supplement for the issuance of Class V, VI and VII Non-Convertible notes, under the current Global Program. Later on, between February 22 and March 3, 2011, the Third Series of simple (nonconvertible) Non-Convertible was subscribed. Finally, the Non-Convertible were issued on March 10, 2011. Class V Non-Convertible notes, for a nominal value of Ps. 106.9 million due 21 months after the issue date, shall accrue interest at a variable rate (Badlar plus 375 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in three consecutive equal payments on the 15, 18 and 21 months following the issue date. Class VI Non-Convertible notes, for a nominal value of US$ 34.8 million due 24 months after the issue date shall be payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue 7.50% annually, and shall be payable quarterly in arrears while the principal will be amortized in four consecutive and equal payments on the 15, 18, 21 and 24 month following the issue date. Class VII Non-Convertible notes, for a nominal value of US$ 2.1 million due 24 months after the issue date and payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue at a fixed minimum rate of 4% per annum plus a Premium Factor (40% of the appreciation of the soybean during the period), if applicable. Interest will be payable quarterly in arrears. Principal will be repaid at maturity.
(viii)	On August 29, 2011, the Board of Directors approved the Pricing Supplement for the issuance of the Fourth Series of Non-convertible Notes - Class VIII under the Program approved by the Shareholders’ Meeting in an amount of up to US$ 150 million. Later, between August 30 and September 2, 2011, the Fourth Series of simple Non-convertible Notes was subscribed. They were issued on September 7, 2011 and had already been collected at that date. Non-Convertible Notes -

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
(ix)	On June 4, 2012 the Board of Directors approved a Pricing Supplement for the issuance of Class IX, X and XI Non-Convertible notes, under the current Global Program. Later, between June 14 and 15, 2012, the Third Series of simple Corporate Bonds (not convertible into shares) was subscribed and the issuance was made on June 21, 2012. Class IX Non-Convertible notes, for a nominal value of Ps. 161.0 million due 18 months after the issue date, will accrue interest at a variable rate (Badlar plus 300 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments, the first two payments in an amount equal to 33.33% each of the face value, and the last one in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class IX Non-Convertible notes on the 12th, 15th and 18th month as from the issue date.
Class X Non-Convertible notes, for a nominal value of US$ 31.5 million due 24 months after the issue date shall be payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue a fixed annual rate of 7.75% annually, and shall be payable quarterly in arrears, while amortization will be made in three consecutive payments, the first two in an amount equal to 33.33% each of the face value, and the last payment in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class X Non-Convertible notes on the 18th, 21th and 24th months as from the issue date. Class XI Non-Convertible notes, for a nominal value of Ps. 80.5 million due 36 months after the issue date, shall accrue interest at a variable rate (Badlar plus 375 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments, the first two payments in an amount equal to 33.33% each of the face value, and the last one in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class XI Non-Convertible notes on the 24th, 30th and 36th months as from the issue date.

(x)	In the framework of the Non-Convertible Notes Global Issuing Program for a face value of up to US$ 300 million approved by the Shareholders’ Meeting on October 31, 2011. On February 10, 2012, IRSA closed the Non-Convertible Notes public offering placement period for a total amount of Ps. 300 million, which were issued in two classes, Class III Non-Convertible Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.2 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months, and interests to be paid in 6 installments on a quarterly basis; the first one is due on May 14, 2012. Class IV Non-Convertible Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equivalent to Ps. 146.9 million), to be matured 24 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be amortized in 4 equal and consecutive payments within 15, 18, 21 and 24 months, and interest to be paid in 6 installments on a quarterly basis from May 14, 2012.

i)	Salaries and social security payable

	As of June 30,
	2012	2011
Current
Provision for vacation and bonuses	88,692	67,011
Social security payable	12,517	12,827
Salaries payable	2,804	1,369
Facilities for payment plan social security	222	209
Others	917	1,461
	105,152	82,877

Non-Current
Facilities for payment plan social security	414	635
Others	370	-
	784	635

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4. Details of balance sheet and statement of income accounts (continued)

j)	Taxes payable

	As of June 30,
	2012	2011
Current
Income tax, net	106,040	72,606
Gross revenue tax payable	5,076	2,325
MPIT payable, net	12,939	7,636
VAT payable, net	24,986	21,642
Tax withholdings	12,646	17,826
Income Taxes – Plan of facilities	1,960	1,879
Asset tax payable, net	3,815	4,276
Tax payment facilities - ABL	2,182	1,464
Gross sales tax payable – plan of facilities	481	564
Others	10,117	5,586
	180,242	135,804

Non-Current
Deferred income tax (Note 10)	595,752	738,950
Facilities plan – Income tax payable	15,438	17,386
Facilities plan – Asset tax	1,781	2,086
Other taxes moratorium	584	1,672
MPIT payable, net	272	-
Tax payment facilities – ABL	3,291	1,927
Others	5	364
	617,123	762,385

k)	Advances from customers

	As of June 30,
	2012	2011
Current
Admission rights	78,172	60,822
Advanced payments from customers	111,008	173,712
Leases and service advances (i)	46,567	35,021
Relatad parties (Note 8)	3,294	-
	239,041	269,555

Non-Current
Admission rights	85,281	66,885
Leases and service advances	25,751	27,359
	111,032	94,244

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.     Details of balance sheet and statement of income accounts (continued)

l)	Other liabilities

	As of June 30,
	2012	2011
Current
Litigation National Park Administration	-	1,100
Debt to purchase of investments	-	316
Other debts	-	16,004
Guarantee deposits	9,085	4,128
Related parties (Note 8)	33,390	45,194
Premium collected	59	672
Contributed leasehold improvements to be accrued and unrealized gains	266	332
Derivatives financials instruments	18,497	7,681
Dividends payable	34,724	5
Advances on assignment of rights	4,789	-
Management Administration and reserve funds	-	2,975
Others	6,263	3,473
	107,073	81,880

Non-Current
Loans with shareholders of related parties	-	252
Contributed leasehold improvements	8,903	9,170
Guarantee deposits	10,074	6,207
Advances on assignment of rights	-	3,344
Derivatives financials instruments	22,859	-
Related parties (Note 8)	18,793	20
Others	714	2,631
	61,343	21,624

m)	Unrealized (loss) gain on inventories
	As of June 30,
	2012	2011	2010
Unrealized gain on inventories – Beef cattle	19,584	69,752	84,349
Unrealized (loss) gain on inventories – Crops, raw materials and MAT	(36,936)	(15,704)	1,140
Operative gain and unrealized gain on real estate assets	574	1,140	1,091
	(16,778)	55,188	86,580

n)	Other income and expenses, net

	As of June 30,
Other incomes	2012	2011	2010
Gains on the sale of other fixed assets	113	35	5
Lawsuits and contingencies	2,447	87	1,151
Sale of consumer relationships and transfer of portafolio of Apsamedia S.A.	-	10,019	-
Management fee	811	735	855
Others	6,472	2,219	1,066
	9,843	13,095	3,077

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

4.	Details of balance sheet and statement of income accounts (continued)

n)	Other income and expenses, net (continued)

Other expenses
Tax on shareholders’ personal assets	(13,641)	(13,269)	(12,734)
Unrecoverable VAT receivable	(2,222)	(3,347)	(2,937)
Donations	(18,202)	(7,020)	(5,592)
Provision for litigation	(6,178)	(3,487)	(742)
Loss on the sale of other fixed assets	(11)	-	-
Capital issue expenses (i)	(4,822)	(6,607)	-
Others	(6,087)	(2,182)	(723)
	(51,163)	(35,912)	(22,728)
	(41,320)	(22,817)	(19,651)

(i)	Relates mainly to “Caballito” and “Abasto” projects, which were abandoned by the Company

p)       Financial results, net
	As of June 30,
	2012	2011	2010
Generated by assets:
Exchange gain	73,569	25,586	6,943
Conversion differences	8,340	(4,543)	2,271
Interest income	44,460	19,006	23,281
Gain on hedging operations	1,037	2,850	5,412
Tax on bank account operations	(7,751)	(10,310)	(5,812)
Holding gain and result of transactions on securities investment	20,361	(1,435)	7,693
Others	(7,518)	(3,413)	(392)
	132,498	27,741	39,396

Generated by liabilities:
Loans and convertible notes	(396,221)	(290,854)	(181,806)
Exchange loss	(298,581)	(91,649)	(52,501)
Loans application fees	(7,921)	(7,204)	(3,466)
Others	(10,141)	(7,026)	(2,965)
	(712,864)	(396,733)	(240,738)

5.           Shareholders’ equity

a)       Common stock

As of June 30, 2012, the Company had 501,562,534 outstanding shares of common stock, having a par value of Ps. 1 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a summary of the activity in the Company’s shares during the fiscal years presented:

	Common stock
	Shares issued	Par value	Paid-in-capital
Balances as of June 30, 2009 (i)	501,539	501,539	879,218
Exercise of warrants	22	22	113
Balances as of June 30, 2010	501,561	501,561	879,331
Exercise of warrants	2	2	11
Balances as of June 30, 2011	501,563	501,563	879,342
Exercise of warrants	-	-	-
Balances as of June 30, 2012	501,563	501,563	879,342

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

5. Shareholders’ equity (continued)

a)	Common stock (continued)

(i)	During this fiscal year 2009, 2,935,641 ADR’s and 643,590 shares of common stock were repurchased. See Note 23.

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

As stated in the section “Allocation of funds” in the capital increase issuance prospectus, the funds brought into the Company were mainly used to organize companies and acquire plots of land for agricultural production in Bolivia and Paraguay, the purchase of shares of our subsidiaries IRSA and BrasilAgro, the acquisition of corporatebonds of our subsidiaries IRSA and APSA, the repurchase of proprietary shares which are treasury stock, the settlement of payables and working capital. It should be considered that the allocation of net funds obtained from the offer has been and may continue occasionally to be influenced by current market conditions and, consequently, in the section "Allocation of funds" in the capital increase issuance prospectus, we have reserved the right to reallocate the whole or a portion of such anticipated uses to other uses that we consider consistent with our strategy.

Funds obtained were assigned to shares and warrants issued based on the current value estimated upon subscription.

During fiscal year 2011, 5,776 options were exercised; consequently, 2,026 shares of common stock were issued for US$ 3,235.

During the fiscal year ended on June 30, 2012 no ordinary shares were issued as a consequence of the exercise of rights of options conversion. As of the closing date of this fiscal year, there are 177,640,138 uncalled options.

As of June 2012, there are 177,640,138 outstanding warrants.

b)	Inflation adjustment of common sotck

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

d) Restrictions on distribution of profits (legal reserve)

In accordance with the Argentine Corporations Law and the Company’s by-laws, 5% of the net and realized profit for the fiscal  year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must  be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

e) Reserve for new developments

Under Argentine law, companies are allowed to transfer portions of accumulated retained earnings to special reserves. These special reserves may be for general purposes or for specific uses such as new developments. The transfer of accumulated retained earnings to these special reserves is shown in the shareholder’s equity. These reclassifications have no impact on the total shareholders’ equity of the Company.

f)	Treasury stock

The acquisition cost of treasury stock has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “Common stock account” was debited for the face value of repurchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (See Note 22).

6.       Derivative financial instruments

The Company uses derivative financial instruments to manage its exposure to commodity risks, foreign-exchange risks and interest rate risks. These financial instruments consist mainly of crop future contracts, put and call option contracts, foreign currency future contracts and swap operations. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. As described in Note 3.q), derivative financial instruments are recognized at fair value as either assets or liabilities in the consolidated balance sheet. Changes in the fair market value of the derivative instruments are reported in earnings. Margin deposits and premiums paid related to outstanding future and option contracts are recorded as other receivables on the consolidated balance sheet.

As of June 30, 2012 and 2011, the Company had open commodity crop future contracts amounting to US$ 4.4 million and US$ 2.4 million, respectively. As of June 30, 2012 and 2011, these contracts covered a notional amount 14,800 tons and 12,520 tons, respectively, of various crops, including soybean and corn.

Futures contracts are used in combination with put and call option contracts principally to take advantage of market fluctuations, which provide more favorable pricing opportunities. During the fiscal year-end June 30, 2012 and 2011, the Company purchased several CBOT (Chicago Board of Trade) put and call options to partially hedge the Corn and Soybean exposures. During fiscal year 2012 and 2011 corn puts and calls were opened with a weighted average strike price of US$ 230 and US$ 232 per ton, covering notional amounts of 39,370 tons and 19,050 tons, respectively. Soybean puts and calls were opened with a weighted average strike price of US$ 477 per ton, covering notional amounts of 15,614 tons, during fiscal year 2012. The open options as of June 30, 2012 and 2011 mature at various dates through December 2012 and December 2011, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

6.      Derivative financial instruments (continued)

During fiscal year 2012, the Company through our subsidiary BrasilAgro, had commodities accumulator contracts outstanding to pay for Ps. 22.2 million. The accumulator is a future sale at a price agreed by contract that the sales volume (theoretical) depends on the price of the commodity observed daily during the life of the contract. The settlement of this contract is made in a single payment at maturity of the contract. The theoretical contract total is divided by the number of days of operation by establishing a theoretical daily volume. Daily determines whether the market price of the commodity reference that day is: (i) below the price in this case suspension and sales volume is zero, (ii) between suspension price and the price of contractually agreed sale and in this case the sales volume is the theoretical daily volume, or (iii) above the contractually agreed sale price in which case the sales volume is twice the daily theoretical volume.

                The Company recorded gains and losses associated with these commodity–based contracts in “Unrealized gain (loss) on inventories” in the statement of income. Gains and losses were Ps. 50,078 (loss), Ps. 23,661 (loss) and Ps. 713 (loss) for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

During fiscal year 2012, the Company had arranged SWAP operations for a notional amount of Ps. 160.0 million structured as follows: (i) Ps. 30 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14% and the counterparty the Badlar variable rate; (ii) Ps. 20 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.1% and the counterparty the Badlar variable rate; (iii) Ps. 30 million entered into with Banco Santander Río due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.25% and the counterparty the Badlar variable rate; (iv) Ps. 26.6 million entered into with Banco Itaú due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 18.30% and the counterparty the Badlar variable rate; (v) Ps. 20 million with Banco Itaú due on December 10, 2012, having agreed to collect a fixed rate of 19.5% and the counterparty the Badlar variable rate; (vi) Ps. 33.4 million with Standard Bank due on December 10, 2012, having agreed to collect a fixed rate of 19.45% and to pay a Badlar variable rate. During fiscal year 2011, the Company had arranged futures and options on the Futures Market and SWAP operations. for a notional amount of Ps. 106.9 million structured as follows: (i) Ps. 30 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14% and the counterparty the Badlar variable rate; (ii) Ps. 20 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.1% and the counterparty the Badlar variable rate; (iii) Ps. 30 million entered into with Banco Santander Río due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.25% and the counterparty the Badlar variable rate and (iv) Ps. 26.9 million entered into with Banco Itaú due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.45% and the counterparty the Badlar variable rate.

The Company recorded gain and losses associated with theses SWAP operations in “Financial results, net"in the statements of income. Gain recognized were Ps. 1,837, Ps. 1,327 and nil for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

During fiscal year 2012, the Company through our subsidiary BrasilAgro, had foreign currency future contracts outstanding to pay US$35.4 million and to collect US$3.6 million maturing through June 2013.

The Company recorded gains and losses associated with these foreign exchange contracts in "Financial Results, net" in the statements of income. Gain and losses were Ps. 799 (loss), Ps. 1,522 (gain) and Ps. 5,412 (gain) for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

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

7.     Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2012 is as follows:

	To mature in 1st Quarter	To mature in 2nd Quarter	To mature in 3rd Quarter	To mature in 4th Quarter	To mature in greater than 1 year	No fixed term - Current	No fixed term – Non-Current	Past due	Total
Assets
Investments	241,003	1,886	1,886	3,013	-	760	11,480	-	260,028
Trade accounts receivables, net	294,821	54,076	47,808	12,510	65,230	1,912	13,018	147,506	636,881
Other receivables	27,483	86,065	12,472	50,521	287,277	57,186	122,930	-	643,934
	563,307	142,027	62,166	66,044	352,507	59,858	147,428	147,506	1,540,843

	To mature in 1st Quarter	To mature in 2nd Quarter	To mature in 3rd Quarter	To mature in 4th Quarter	To mature in greater than 1 year	No fixed term - Current	No fixed term – Non-Current	Past due	Total
Liabilities
Trade accounts payable	320,831	11,075	20,279	862	4	1,783	-	14,847	369,681
Short-term and long-term debt	565,048	224,584	104,242	182,688	2,780,801	18,673	7,144	-	3,883,180
Advances from customers	133,906	53,699	29,173	21,799	111,023	180	9	284	350,073
Other liabilities	109,701	47,489	117,581	101,777	90,177	19,855	611,639	-	1,098,219
	1,129,486	336,847	271,275	307,126	2,982,005	40,491	618,792	15,131	5,701,153

	Accruing interest at a fixed rate		Accruing interest at a variable rate		Not accruing interest
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Total
Investments	5,664	-	235,237	(17,280)	7,647	28,760	260,028
Trade accounts receivable, net	5,353	26,974	100	28,569	553,180	22,705	636,881
Other receivables	79,739	116,720	14,659	113,497	139,329	179,990	643,934
Total assets	90,756	143,694	249,996	124,786	700,156	231,455	1,540,843

Trade accounts payable	-	-	56,683	-	312,994	4	369,681
Short and long-term debt	589,673	2,481,817	364,397	239,524	141,165	66,604	3,883,180
Advances from customers	-	-	-	-	239,041	111,032	350,073
Other liabilities	7,621	76,808	-	64,146	388,782	560,862	1,098,219
Total Liabilities	597,294	2,558,625	421,080	303,670	1,081,982	738,502	5,701,153

The breakdown of main assets and liabilities as of June 30, 2011 is as follows:

	To mature in 1st Quarter	To mature in 2nd Quarter	To mature in 3rd Quarter	To mature in 4th Quarter	To mature in greater than 1 year	No fixed term - Current	No fixed term – Non-Current	Past due	Total
Assets
Investments	568,285	654	654	654	-	4,814	1,682	-	576,743
Trade accounts receivables, net	303,014	30,623	23,287	9,115	32,699	1,801	-	84,931	485,470
Other receivables	87,610	89,040	13,455	11,605	84,413	89,892	230,073	244	606,332
	958,909	120,317	37,396	21,374	117,112	96,507	231,755	85,175	1,668,545

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

7.     Additional information on assets and liabilities (continued)

	To mature in 1st Quarter	To mature in 2nd Quarter	To mature in 3rd Quarter	To mature in 4th Quarter	To mature in greater than 1 year	No fixed term - Current	No fixed term – Non-Current	Past due	Total
Liabilities
Trade accounts payable	299,383	53,539	4,500	110,760	12,145	2,887	-	2,160	485,374
Short-term and long-term debt	580,948	129,251	62,818	280,923	2,086,305	262,292	-	-	3,402,537
Advances from customers	138,466	87,557	23,092	16,556	94,244	3,834	-	50	363,799
Other liabilities	176,752	96,998	9,809	11,153	46,108	10,035	753,488	429	1,104,772
	1,195,549	367,345	100,219	419,392	2,238,802	279,048	753,488	2,639	5,356,482

	Accruing interest at a fixed rate		Accruing interest at a variable rate		Not accruing interest
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Total
Investments	10,276	-	543,841	-	20,944	1,682	576,743
Trade accounts receivable, net	31,112	13,737	2,703	7,731	418,956	11,231	485,470
Other receivables	57,592	66,448	2,972	-	231,282	248,038	606,332
Total assets	98,980	80,185	549,516	7,731	671,182	260,951	1,668,545

Trade accounts payable	381	-	169,785	12,098	303,063	47	485,374
Short and long-term debt	732,858	1,980,212	144,528	130,795	438,846	(24,702)	3,402,537
Advances from customers	-	-	300	1,690	269,255	92,554	363,799
Other liabilities	64,564	20,961	6	61,053	240,606	717,582	1,104,772
Total Liabilities	797,803	2,001,173	314,619	205,636	1,251,770	785,481	5,356,482

8.       Balances and transactions with related parties

	Trade accounts receivable, net		Other receivables				Non-current Inventories / Fixed assets Barter Caballito
	Current		Current		Non-Current		and Beruti plot of land
	2012	2011	2012	2011	2012	2011	2012	2011
Agro-Uranga S.A. (1)	1,843	96	45	46	-	-	-	-
Agromanagers S.A. (1)	-	-	20	-	-	-	-	-
Advances to employee	90	77	5,394	4,044	-	-	-	-
Directors	1	14	218	215	-	-	-	-
Estudio Zang, Bergel & Viñes (3)	-	-	743	9	-	-	-	-
Fundación IRSA (8)	45	33	1	1	-	-	-	-
Consultores Asset Management S.A. (10)	2,250	997	111	29	-	-	-	-
Inversiones Financieras del Sur S.A (5)	-	-	12,755	3,689	-	-	-	-
CYRSA S.A. (4)	24	1,761	589	11	-	-	-	-
New Lipstick LLC (2)	-	-	1,269	960	-	-	-	-
Lipstick Management LLC (2)	-	-	426	448	-	-	-	-
Tarshop S.A. (2)	525	660	1,201	13,863	-	-	-	-
Quality Invest S.A. (4)	39	799	1	241	-	-	-	-
TGLT S.A. (14)	2,355	658	-	1,680	-	-	85,077	84,572
Grupo MAEDA S.A. Agroindustrial (15)	-	-	-	-	-	18,761	-	-
IRSA Developments LP (14)	-	-	8	7	-	-	-	-
Banco Hipotecario S.A. (2)	298	225	-	-	-	-	-	-
Canteras Natal Crespo S.A. (4)	465	403	50	41	-	-	-	-
Consorcio Libertador S.A. (7)	103	140	18	16	-	-	-	-
Cresca S.A. (4)	-	350	215	528	19,392	10,596	-	-
Museo de los niños (8)	1,454	1,781	-	-	-	-	-	-
Puerto Retiro S.A. (4)	74	58	1,104	63	-	-	-	-
Hersha Hospitality Trust (14)	-	-	3,447	2,690	-	-	-	-
Baicom Networks S.A. (4)	-	61	32	6	455	415	-	-
Elsztain Managing Partners Lim (11)	-	-	-	156	-	-	-	-
IRSA Real Estate Strategies LP (14)	-	-	-	64	-	-	-	-
Nuevo Puerto Santa Fe S.A. (4)	314	-	-	-	-	-	-	-
Supertel Hospitality Inc. (14)	-	-	1,495	-	-	-	-	-
Consorcio Torre Boston (7)	99	1,076	231	344	-	-	-	-
Real Estate Strategies LP	-	-	49	-	-	-	-	-
Total	9,979	9,189	29,422	29,151	19,847	29,772	85,077	84,572

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

8.           Balances and transactions with related parties (continued)

The balances with related parties as of June 30, 2012 and 2011 are as follows:

	Advanced payments from customers		Current trade accounts payable
Related Parties	2012	2011	2012	2011
Agro-Uranga S.A. (1)	-	-	-	178
Advances to employees (7)	-	-	21	153
Directors	-	-	41	-
Estudio Zang, Bergel & Viñes (3)	-	-	1,362	1,241
Fundación IRSA (8)	-	-	1	1
Consultores Asset Management S.A. (10)	-	-	17	10
CYRSA S.A. (4)	-	-	37	1,725
Tarshop S.A. (2)	781	-	1	5,533
Banco Hipotecario S.A. (2)	-	-	75	252
Consorcio Libertador S.A. (7)	-	-	3	65
Cresca S.A. (4)	-	-	-	46
Museo de los niños (8)	-	-	19	9
TGLT S.A. (2)	2,513	-	-	-
Puerto Retiro S.A. (4)	-	-	-	5
Consorcio Torre Boston (7)	-	-	924	836
Nuevo Puerto de Santa Fe S.A. (4)	-	-	70	-
Total	3,294	-	2,571	10,054

	Other liabilities
	Current		Non-Current
Related Parties	2012	2011	2012	2011
CYRSA S.A. (4)	115	43		-
Quality Invest S.A. (4)	-	16	-	-
Advances to employees (7)	-	1,000	-	-
Directors	24,005	16,004	20	20
Tarshop S.A. (2)	59	17,330	-	-
New Lipstick LLC (2)		622		-
Consultores Asset Management S.A. (10)	2,991	7,868	-	-
Fundación IRSA (8)	1,073	1,075	-	-
Estudio Zang, Bergel & Viñes (3)	1,068	308	-	-
IRSA Developments LP (14)	5	4		-
IRSA Real Estate Strategies LP (14)	5	8	-	-
Elsztain Managing Partners Lim (11)	51	53	-	-
Elsztain Managing Partners Maste (11)	2	859	-	-
Consorcio Libertador S.A. (7)	-	4	-	-
Cresca S.A. (4)	14	-	-	-
Inversiones Financieras del Sur (5)	3,974	-	-	-
Nuevo Puerto de Santa Fe (4)	28	-	-	-
Puerta de Segura S.A. (16)	-	-	18,773	-
Total	33,390	45,194	18,793	20

The transactions with related parties as of June 30, 2012, 2011 and 2010 are as follows:

	Income for shared services and expenses			Fees
Related Parties	2012	2011	2010	2012	2011	2010
Alto Palermo S.A. (12)	-	-	-	-	-	-
Consultores Asset Management S.A. (10)	-	-	-	(8,696)	(23,618)	(20,601)
CYRSA S.A. (4)	-	-	73	-	-	-
Tarshop S.A. (2)	379	85	-	-	-	-
Canteras Natal Crespo S.A. (4)	48	48	48	-	-	-
Consorcio Libertador S.A. (7)	-	123	123	-	-	-
Consorcio Dock del Plata S.A. (7)	-	78	195	-	-	-
Estudio Zang, Bergel & Viñes (3)	-	226	-	-	-	-
Directors	-	-	-	(56,351)	(52,862)	(50,198)
Consorcio Torre Boston (7)	-	-	54	-	-	-
Total	427	560	493	(65,047)	(76,480)	(70,799)

	Rent Expenses			Leases			Legal services
Related Parties	2012	2011	2010	2012	2011	2010	2012	2011	2010
Estudio Zang, Bergel & Viñes (3)	-	-	-	-	-	97	(3,445)	(7,708)	(4,921)
Agro –Urangara S.A. (1)	(3,479)	-	-	-	-	-	-	-	-
Cactus Argentina S.A. (1)	-	(1,304)	(2,090)	-	-	-	-	-	-
CYRSA S.A. (4)	-	-	-	-	4	24	-	-	-
Tarshop S.A. (2)	-	-	-	2,436	3,954	-	-	-	-
Consultores Asset Management S.A. (10)	-	-	-	-	99	-	-	-	-
Consorcio Libertador S.A. (7)	-	-	-	13	12	11	-	-	-
Total	(3,479)	(1,304)	(2,090)	2,449	4,069	132	(3,445)	(7,708)	(4,921)

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

8.           Balances and transactions with related parties (continued)

	Interest gain (loss)			Administrative services			Others
Related Parties	2012	2011	2010	2012	2011	2010	2012	2011	2010
Alto Palermo S.A. (12)	-	-	-	-	-	-	-	-	-
Canteras Natal Crespo S.A. (4)	5	4	100	-	-	-	-	-	-
Consorcio Libertador S.A. (7)	-	-	-	(431)	-	-	-	-	-
Consorcio Torre Boston (7)	-	-	-	(285)	-	-	-	-	-
Cactus Argentina S.A. (1)	-	-	9	-	48	152	-	28	40
Consultores Asset Management S.A. (10)	-	-	-	-	-	-	23	-	-
Cresca (4)	1	33	-	810	686	703	-	-	-
Inversiones Financieras del Sur S.A. (5)	836	2,566	804	-	-	-	-	-	-
Fundación IRSA (8)	-	-	-	-	-	-	(1,876)	(3,134)	5,592
Advances to employees	11	380	95	-	-	-	-	-	-
Parque Arauco S.A. (6)	-	(315)	(8,049)	-	-	-	-	-	-
Tarshop S.A.(2)	2,148	80	-	-	-	-	(885)	12,596	-
Directors	(1)	(4)	(9)	-	-	-	-	-	-
Agro-Uranga S.A. (1)	-	-	-	-	-	-	238	1,567	1,323
Total	3,000	2,744	(7,050)	94	734	855	(2,500)	11,057	6,955

(1) Equity investee of Cresud.
(2) Equity investee of IRSA.
(3) Law firm whose partners are directors of Cresud.
(4) Joint Venture of Cresud.
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
(13) Merged with Cyrsa.
(14) Investment of IRSA, a subsidiary of Cresud
(15) Minority shareholders of BrasilAgro, a subsidiary of Cresud.
(16) Related party of Cresca.

9.     Segment information

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

9.     Segment information (continued)

Each of the Agriculture, Slaughtering and Feedlot, and Real Estate businesses comprises several reportable segments which are described in detail further below. These changes in the current internal reporting structure have been retroactively reflected in the segment information of prior years. However, for the fiscal year ended June 30, 2010, the Slaughtering and Feedlot business does not include the consolidated accounts of Cactus because the Company did not have control of the entity for these period. Rather Cactus is reflected as an equity-method investee for these period and performance measured based on the gain or loss from the equity investee.

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

For all years presented the Company’s principal operations were located in Argentina, the country of domicile. For the fiscal years ended June 30, 2012 and June 30, 2011, the Company’s international operations were concentrated in Brazil through its equity investment in BrasilAgro. As discussed above, for the fiscal year ended June 30, 2012 and 2011, the Company continued its business in Brazil while it expanded its international operations to Bolivia and Paraguay.

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

9.     Segment information (continued)

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

Financial information for each segment follows:

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

Fiscal year ended June 30, 2012:

Statement of income data	Agribusiness Activities									Real Estate Business							Total
	Agricultural Business								Slaughtering and Feed lot business
	Crops		Beef Cattle	Milk	Others	Farmland sales	Non Operating (i)	Subtotal Agriculture business		Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal Real Estate business
	Local	International
Agricultural production income	235,550	361,471	72,314	31,061	-	-	-	700,396	-	-	-	-	-	-	-	-	700,396
Cost of agricultural production	(211,856)	(339,611)	(34,345)	(27,467)	-	-	-	(613,279)	-	-	-	-	-	-	-	-	(613,279)
(Loss) Gross income from agricultural production	23,694	21,860	37,969	3,594	-	-	-	87,117	-	-	-	-	-	-	-	-	87,117
Sales (iii)	307,221	449,821	134,965	27,482	77,567	93,690	-	1,090,746	100,208	328,404	191,481	871,732	170,012	4,836	-	1,566,465	2,757,419
Cost of sales (iv)	(258,634)	(423,996)	(126,302)	(27,482)	(46,763)	(48,200)	-	(931,377)	(116,146)	(223,206)	(37,352)	(185,637)	(117,277)	(1,604)	-	(565,076)	(1,612,599)
Gross income (loss)
from sales	48,587	25,825	8,663	-	30,804	45,490	-	159,369	(15,938)	105,198	154,129	686,095	52,735	3,232	-	1,001,389	1,144,820
Gross (Loss) profit	72,281	47,685	46,632	3,594	30,804	45,490	-	246,486	(15,938)	105,198	154,129	686,095	52,735	3,232	-	1,001,389	1,231,937
Unrealized gain / (loss) on inventories	13,801	(51,001)	19,584	-	213	-	-	(17,403)	52	12	561	-	-	-	-	573	(16,778)
Selling expenses	(67,738)	(37,646)	(12,495)	(979)	(8,070)	(220)	-	(127,148)	(7,321)	(22,528)	(10,337)	(52,776)	(22,577)	(296)	-	(108,514)	(242,983)
Administrative expenses	(22,685)	(74,602)	(24,786)	(1,639)	(6,216)	(6,790)	-	(136,718)	(7,166)	(39,732)	(43,312)	(88,456)	(44,853)	(267)	-	(216,620)	(360,504)
Gain from recognition of inventories at net realizable value	-	-	-	-	-	-	-	-	-	42,817	-	-	-	-		42,817	42,817
(Loss) Gain on equity investees	-	-	-	-	-	-	(11,705)	-	-	2,095	(15,332)	(151)	13,577	10,364	106,213	116,766	116,766
Segment (loss) gain	(4,341)	(115,564)	28,935	976	16,731	38,480	(11,705)	(34,783)	(30,373)	87,862	85,709	544,712	(1,118)	13,033	106,213	836,411	771,255
Operating Margin (ii)	(0.8)%	(14.2)%	14%	1.7%	21.6%	41.1%	-	(1.9)%	(30.3)%	26.8%	44.8%	62.5%	(0.7)%	269.5%	-%	53,4%	22,3%
Depreciation	4,674	40,476	2,117	885	1,040	-	1,441	50,633	1,492	82	29,509	143,536	13,578	17	-	186,722	238,847
Balance Sheet Data
Assets	427,873	1,751,070	363,444	65,994	79,099	70,289	481,411	3,239,180	39,211	776,156	1,380,509	2,154,067	726,408	52,749	1,386,932	6,476,821	9,755,212

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

Fiscal year ended June 30, 2011:

Statement of income data	Agribusiness Activities
	Agricultural Business								Slaughtering and Feed lot business		Real Estate Business
	Crops		Beef Cattle	Milk	Others	Farmland sales	Non Operating (i)	Subtotal Agriculture business		Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal Real Estate business	Total
	Local	International
Agricultural production income	259,215	69,415	46,574	31,277	-	-	-	406,481	-	-	-	-	-	-	-	-	406,481
Cost of agricultural production	(190,431)	(40,695)	(24,987)	(23,965)	-	-	-	(280,078)	-	-	-	-	-	-	-	-	(280,078)
(Loss) Gross income from agricultural production	68,784	28,720	21,587	7,312	-	-	-	126,403	-	-	-	-	-	-	-	-	126,403
Sales (iii)	270,979	72,030	50,909	28,381	58,048	84,507	-	564,854	127,086	341,074	164,035	675,319	192,883	68,576	-	1,441,887	2,133,827
Cost of sales (iv)	(241,093)	(64,409)	(58,034)	(28,381)	(41,383)	(29,906)	-	(463,206)	(123,271)	(252,894)	(36,940)	(187,652)	(119,765)	(22,488)	-	(619,739)	(1,206,216)
Gross income (loss)
from sales	29,886	7,621	(7,125)		16,665	54,601	-	101,648	3,815	88,180	127,095	487,667	73,118	46,088	-	822,148	927,611
Gross (Loss) profit	98,670	36,341	14,462	7,312	16,665	54,601	-	228,051	3,815	88,180	127,095	487,667	73,118	46,088	-	822,148	1,054,014
Unrealized gain / (loss) on inventories	(17,756)	1,297	69,752	-	217	-	-	53,510	538	128	1,012	-	-	-	-	1,140	55,188
Selling expenses	(45,837)	(7,054)	(2,461)	(1,405)	(4,717)	-	-	(61,474)	(8,029)	(15,396)	(5,283)	(40,229)	(20,923)	(24,873)	-	(106,704)	(176,207)
Administrative expenses	(23,837)	(5,250)	(14,192)	(1,739)	(3,273)	(3,542)	-	(51,833)	(4,530)	(41,425)	(43,029)	(67,935)	(40,318)	(6,946)	-	(199,653)	(256,016)
Gain from recognition of inventories at net realizable value	-	-	-	-	-	-	-	-	-	45,442	-	-	-	-	-	45,442	45,442
Net gain from retained interest in securitized receivables of consumer financing	-	-	-	-	-	-	-	-	-	-	-	-	-	4,707	-	4,707	4,707
(Loss) Gain on equity investees	-	-	-	-	-	-	3,332	-	(12,388)	443	-	41	9,682	9,298	118,956	138,420	126,032
Segment (loss) gain	11,240	25,334	67,561	4,168	8,892	51,059	-	168,254	(20,594)	77,372	79,795	379,544	21,559	28,274	118,956	705,500	853,160
Operating Margin (ii)	2.1%	17.9%	69.3%	7.0%	15.3%	60.4%	-	17.3%	(16.2%)	22.7%	48.6%	56.2%	11.2%	41.2%	0%	48.9%	33.6%
Depreciation	(3,680)	(671)	(1,732)	(1,078)	(554)	-	(1,217)	(8,932)	(783)	(200)	(28,792)	(136,498)	(14,565)	(902)	-	(180,957)	(190,672)
Balance Sheet Data
Assets	445,753	2,016,016	317,413	66,330	36,803	18,765	543,704	3,444,784	59,790	757,002	1,430,999	2,122,707	506,853	37,710	1,361,175	6,216,446	9,721,020

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

Fiscal year ended June 30, 2010:

Statement of income data	Agribusiness Activities	Real Estate Business
Agricultural Business

	Crops
	Local	International	Beef Cattle	Milk	Others	Farmland sales	Non Operating (i)	Subtotal Agriculture business	Slaughtering and Feed lot business	Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others	Subtotal Real Estate business	Total
Agricultural production income	Ps. 143,772	Ps. 27,076	Ps. 20,830	Ps. 26,043	Ps. -	Ps. -	Ps. -	Ps. 217,721	Ps. -	Ps. -	Ps.-	Ps.-	Ps. -	Ps. -	Ps. -	Ps. -	Ps. 217,721
Cost of agricultural production	(132,301)	(27,423)	(21,850)	(20,383)	-	-	-	(201,957)	-	-	-	-	-	-	-	-	(201,957)
(Loss) Gross income from
agricultural production	11,471	(347)	(1,020)	5,660	-	-	-	15,764	-	-	-	-	-	-	-	-	15,764
Sales (iii). …….	164,522	30,129	39,274	24,415	50,497	18,557	-	327,394	-	225,567	156,592	529,841	159,894	265,346	-	1,337,240	1,664,634
Cost of sales (iv)	(148,077)	(27,552)	(46,682)	(24,415)	(38,102)	(4,825)	-	(289,653)	-	(99,893)	(35,705)	(164,265)	(103,191)	(99,470)	-	(502,524)	(792,177)
Gross income (loss)
from sales	16,445	2,577	(7,408)	-	12,395	13,732	-	37,741	-	125,674	120,887	365,576	56,703	165,876	-	834,716	872,457
Gross (Loss) profit	27,916	2,230	(8,428)	5,660	12,395	13,732	-	53,505	-	125,674	120,887	365,576	56,703	165,876	-	834,716	888,221
Unrealized gain / (loss) on inventories	1,515	(268)	84,349	-	(107)	-	-	85,489	-	730	361	-	-	-	-	1,091	86,580
Selling expenses	(23,127)	(4,481)	(2,550)	(540)	(3,355)	-	-	(34,053)	-	(2,388)	(4,452)	(37,134)	(16,509)	(124,918)	-	(185,401)	(219,454)
Administrative expenses	(19,440)	(7,203)	(12,329)	(2,229)	(1,839)	(1,346)	-	(44,386)	-	(35,079)	(45,679)	(54,335)	(35,074)	(25,125)	-	(195,292)	(239,678)
Gain from recognition of inventories at net realizable value	-	-	-	-	-	-	-	-	-	33,831	-	-	-	-	-	33,831	33,831
Net gain from retained interest in securitized receivables of consumer financing	-	-	-	-	-	-	-	-	-	-	-	-	-	37,470	-	37,470	37,470
(Loss) Gain on equity investees	-	-	-	-	-	-	(12,101)	-	(21,206)	1,907	-	40	5,990	-	152,479	160,416	139,210
Segment (loss) gain	(13,136)	(9,722)	61,042	2,891	7,094	12,386	-	60,555	(21,206)	124,675	71,117	274,147	11,110	53,303	152,479	686,831	726,180
Operating Margin (ii)	(4.3%)	(17%)	101.6%	5.7%	14%	66.7%	-	11.1%	0.0%	55.3%	45.4%	51.7%	6.9%	20.1%	-	51.4%	38.6%
Depreciation	(5,044)	-	(1,842)	(687)	(279)	-	(653)	(8,505)	-	(17,091)	(24,089)	(106,475)	(16,432)	(7,119)	-	Ps. (171,206)	(179,711)

Assets	Ps. 381,706	Ps. 442,276	Ps. 265,567	Ps. 51,323	Ps. 19,674	Ps. 3,162	Ps. 162,020	Ps. 1,325,728	Ps. 1,877	Ps. 683,040	Ps. 1,104,047	Ps. 1,776,827	Ps. 231,881	Ps. 314,285	Ps. 1,354,508	Ps. 5,464,588	Ps. 6,792,193

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

10.       Income tax

As described in Note 3.k) the Company accounts for income tax using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the fiscal years ended June 30, 2012, 2011 and 2010 consists of the following:
	2012	2011	2010
Current income tax expense	211,076	98,986	82,743
Deferred income tax expense	(197,657)	11,080	39,776
Income tax expense	13,419	110,066	122,519

Income tax expense for the fiscal years ended June 30, 2012, 2011 and 2010 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	2012	2011	2010
Income tax expense at statutory tax rate on pretax income	60,301	177,455	180,672
Donations	347	132	10
Gain on equity investees	(34,841)	(45,210)	(53,443)
Personal asset tax	3,599	2,969	2,945
Share sold	2,201	-	-
Tax loss carryfoward recognized during the fiscal year	(479)	(15,819)	(41,826)
Difference in statutory tax rate	(15,946)	-	-
Non-Deductible bonus administration	1,222	-	-
Non-Deductible expenses	(1,565)	4,861	3,003
Difference in previous tax return	(3,295)	249	-
Tax loss carryfowards prescripted	-	1,263	-
Change in valuation allowance	14,944	(7,172)	42,499
Others	(13,069)	(8,662)	(11,341)
Income tax expense	13,419	110,066	122,519

The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities as of June 30, 2012 and 2011 are presented below:
	2012	2011
Foreign currency	539	(1,425)
Tax loss carryforwards	321,270	226,632
Provisions and others	16,983	10,727
Other receivables	132	251
Property and equipment	(723,939)	(769,387)
Inventories	(50,576)	(96,622)
Prevision of deferred income tax	(55,861)	(32,034)
Short-term and long-term debts	(12,879)	(11,633)
Other liabilities	(54,859)	(50,620)
Trade accounts receivable	2,262	4,116
Advances from customers	56,390	44,536
Salaries and social security payable	2,477	2,244
Intangible assets	(9,404)	(10,293)
Investments	(11,974)	(35,129)
Related parties	1,506	-
Net deferred tax liability	(517,933)	(718,637)

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

As of June 30, 2012 and 2011 the Company and its subsidiaries had accumulated income tax loss carryforwards of approximately Ps. 889.8 million and Ps. 651.5 million, which, on an individual entity basis, may be offset against future years’ taxable income in accordance with income tax law. Such tax loss carryforwards expire at various dates through 2012 to 2017, except for our subsidiary Tyrus, which expires in 2040.

11.       Earnings per share

The following tables set forth the computation of basic and diluted net income per common share under Argentine GAAP for all periods presented:

	Fiscal year ended June 30,
	2012	2011	2010
Numerator:
Net income available to common shareholders	78,263	221,933	198,634
Net income available to common shareholders plus assumed conversions	78,263	221,933	198,634

Denominator: Weighted-average number of shares outstanding	496,561,780	496,560,206	486,545,863
Plus: incremental shares of assumed conversions:
Warrants	62,355,168	62,355,168	62,355,168
Adjusted weighted-average number of shares	558,916,948	558,915,374	548,901,031

	Fiscal year ended June 30,
	2012	2011	2010
Basic and diluted EPS:
Basic net income per common share	0.16	0.45	0.41
Diluted net income per common share	0.14	0.40	0.36

12.       Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:
	As of June 30,
	2012	2011	2010
Cash and banks	338,054	193,949	80,919
Current investments	248,548	575,061	278,968
Total cash and banks and current investments as per balance sheet	586,602	769,010	359,887
Less: Items not considered cash and cash equivalents
- Mutual Funds	(77,427)	(60,065)	(58,965)
- Participation trust certificates	-	-	(2,846)
- CPs on Tarshop	-	-	(124,671)
- Allowance for impairment of investments	-	-	7,423
- Global 2010 bonds	-	-	(132)
- Mortgage Bonds	(496)	(477)	(918)
- Shares of public companies	(11,668)	(2,912)	(4,075)
- Others investments	(9)	(12)	(50)

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

12. Supplementary cash flow information (continued)

Translation differences in cash and cash equivalents	52,829	-	-
Cash and cash equivalents as shown in the statement of cash flows	549,831	705,544	175,653
13.    Litigation

A. Agriculture business

1.	Exagrind S.A. – “San Rafael” farm against Tali Sumaj and other damages and losses

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) (merged with the Company) on claims for damages and losses produced by a fire in “San Rafael” farm, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,915 at the date the claim was filed.

In turn, the Company has filed an extraordinary appeal to the High Court of the Province of Catamarca was timely filed, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The Court ruling was favourable, which enabled us to reply to the claim timely and duly. Currently, the file is under the period allowed for producing evidence.

Additionally, in March 2007 -under the request of Exagrind S.A. - the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

It should be noted that during fiscal year 2010, it was executed the title deed for the sale of such establishment and because as of the closing date of these financial statements the attachment-in-aid-of-execution had not been lifted, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser.

2.	Ongoing litigation with the city of Villa Mercedes

A judge from the City of Villa Mercedes, Province of San Luis, issued an administrative resolution mandating Cactus to cease activities and relocate facilities within 36 months. In addition, Cactus is precluded from holding more than 18,500 heads of cattle during this period. Cactus appealed this resolution before the Municipality of Villa Mercedes, which denied it on April 7, 2009. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to present its plan to conclude operations and transfer the establishment.

Following this decision, Cactus appealed the decision before the Superior Court of Justice of the Province of San Luis alleging illegality of the Villa Mercedes´ judge rulings.

This filing was denied by the High Court of Justice, and the Company lodged an appeal of unconstitutionality against this decision, whose resolution, as of the date of issuance of these financial statements, is pending.

Irrespective, Cactus is carrying out a plan to improve its relationship with the community of Villa Mercedes, seeking to strengthen the company’s position as a valuable member in the social and economic activity in the region, whose purpose is that the scheduled moving be reconsidered by municipal authorities.

On January 27, 2012, the Company filed with the Municipality of Villa Mercedes a report on the activities performed, the economic and social relevance of the exploitation carried out by the Company and the special features, complexities and terms of a possible relocation. Such filing received by the Municipality of Villa Mercedes was forwarded to the Court of Misdemeanors for notification purposes.

This Court currently does not have any incumbent judges appointed.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

13.     Litigation (continued)

On May 10, 2012, the Municipality of Villa Mercedes granted a new business permit to Cactus.

B. Real Estate Business

National Parks Administration dispute

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

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR lodged an appeal against the award for considering the amount excessively high. The auctioneer, in turn, lodged his appeal against the award for considering the amount excessively low. On November 26, 2010 the case was elevated to the Court of Appeals. On November 29, 2010 the proceedings were brought to a settlement stage between the parties. On February 3, 2011 the Court of Appeals granted the appeal filed by LLR as regards the restatement of interest in the amount of US$ 659. As a result, the judgment rendered by the trial court was reversed and LLR's debt was considered paid off as regards the settlement amount approved in the proceedings, with court costs being awarded to the plaintiff. Furthermore, the appeal remedy regarding fees awarded to the auctioneer, which were reduced from Ps. 1.8 million to Ps. 1.1 million. As of the date of these financial statements, such fees have been made available for collection.

Since LLR had a credit balance as regards the deposit made pursuant to settlement approved in the proceedings, on February 18, 2011 LLR filed a remedy for relief whereby it requested that the Court of Appeal issue a decision on the amount deposited in excess and order the eventual repayment to the defendant.

The Court of Appeal ruled that the claim should be treated by the Court of original jurisdiction. Hence, the file was returned to the original Court. There, the auctioneer requested payment of the fees, which were decreased to

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

13.    Litigation (continued)

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

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps. 1.1 million as of June 30, 2011, such amount being recorded in Other current liabilities – Payable to National Parks Administration. As of the date of the financial statements, such fees have been paid.

14.    Restricted assets

A.  Agriculture business

BrasilAgro has constituted a mortgage on 10,097 ha. of Farmland Cremaq, as payment guarantee of the loan agreement obtained in December 2009 from Banco do Nordeste – BNB and a deposit for Ps. 41,406 (equivalent to R$ 18,492) related to the funds obtained in June 2010 by the controlling party Jaborandi Ltda., paid to CDI.

B. Real Estate Business

a)  In a series of transactions, which occurred between 1999 and 2000, the Company, through IRSA, acquired from an unrelated party, 50% of Puerto Retiro S.A., whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by IRSA, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not cancel the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. IRSA is vigorously defending against this case. The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical arguments sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the particular circumstances into account and the progress of the legal action, this position cannot be considered final. IRSA’s investment in Puerto Retiro amounts to Ps. 54.27 million as of June 30, 2012.

b)  The Company mortgaged the following properties under certain obligations:

Property	Net Book Value as of June 30, 2012
Edificio República	210,852
Soleil Factory	74,474
Zetol Plot of land	36,070
Predio San Martin	69,791
Vista Muelle Plot of land	25,374

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

14.    Restricted assets (continued)

d) New Lipstick maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC ´s shares.

e) Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), subsidiary of IRSA, which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance accrued interests at a LIBO rate six months plus 7.0%.

Jointly, IRSA subscripted a credit default swap for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, IRSA will receive a payment of a coupon on a periodical basis. In addition, to support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

With the last instalment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to IRSA. Simultaneously, HASA borrowed a new loan from Standard Bank Argentina S.A. for a total amount of Ps. 19.0 million, which will accrue interest at a fixed rate, payable on a quarterly basis. The capital was due on March 2011. During the same month, HASA refinanced the mentioned loan agreement, as per the following detail: US$ 0.4 million, at a fixed rate (capital plus interest) to be paid on September 6, 2012; US$ 0.4 million, at a fixed rate (capital plus interest) to be paid on March 14, 2012 and Ps. 15.8 million, at a fixed rate with capital to be paid on March 14, 2012 and interests payable on a quarterly basis.

On March 14, 2012, HASA refinanced the loan with Standard Bank Argentina S.A. for Ps. 15.8 million through a bank checking account overdraft agreement with such entity. This agreement provides for a fixed interest rate and a monthly renewal of the agreement term.

The loan for US$ 0.4 million held with such entity was repaid on the same date.

As a guarantee for this transaction, IRSA entered into a put option agreement (put right) with Standard Bank Argentina S.A. whereby the Bank receives the right to sell to IRSA, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan.

As of the date of these financial statements, HASA had committed no event of default.

f) On December 28, 2011, 2,061,856 shares of Hersha Hospitality Trust were transferred to Citibank N.A. as collateral for the loan.

g)  IRSA holds a pledge on the shares of Cyrsa S.A. as security for the latter’s obligation to transfer the units bound to be built on a plot of land situated at 1755 Av. del Libertador, as part of the compensation for the acquisition thereof.

h) Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares and its amendments, APSA granted to Banco Hipotecario S.A. a security agreement over the Company’s Class I Notes, issued on May 11, 2007, for a face value of US$ 1.2 million. On October 11, 2011 Banco Hipotecario released 50% of the pledged Non-Convertible Notes and the remaining 50% will be released after two years as from the date appearing on the Memorandum of closure has been fulfilled.

i) On August 3, 2011, a mortgage was constituted on Soleil Factory.

j) To secure the fulfilment of the concession agreement with Administration of railway infrastructure, Arcos del Gourmet S.A. committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favour of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. These surety bonds were hired during October, 2011.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

14.    Restricted assets (continued)

k) As regards the case "Alto Palermo S.A. (APSA) against Dirección General Impositiva on Appeal", Record of proceedings number 25,030-I, currently heard by Division A, 3 Nomination, an attachment has been ordered and effected on the real property located in Olegario Andrade 367, Caballito, Ciudad Autónoma de Buenos Aires, which as of June 30, 2012 amounts to Ps. 49,699 (accounted for under Non-Current Investments - Land Reserves).

15.   Compensation plan for executive management

              The Company together with its related Company IRSA has a defined contribution plan covering its managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 3.4 million and Ps. 4.8 million for the fiscal years ended June 30, 2012 and 2011, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company contributions under the following circumstances:

       (i)    ordinary retirement in accordance with applicable labor regulations;
       (ii)   total or permanent incapacity or disability;
       (iii)  death.

 In case of resignation or termination without good cause, the manager will receives the Company’s contribution only if he or she has participated in the Plan for at least 5 years.

During the year ended June 30, 2012, the Company together with its subsidiary APSA, have contributed Ps. 1,496 to the plan.

Long-Term Incentive Program

The Company has developed a long-term shared-based incentive and retaining plan for managers and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited participants. Once an employee accepts their invitation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the fiscal year-end.

In the future, the participants or their successors will have access to 100% of the Benefit (Company contributions made in its favor) under the circumstances that follow:

·         if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made
·         retirement
·         total or permanent disability
·         Death

As of June 30, 2012 a reserve has been created in the Shareholders’ Equity to reflect this plan in the amount of Ps. 2,595.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

16.       Granted Guarantees

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. The Company has recourse against the non-performing party. As of June 30, 2012 and 2011, the value of transacted merchandise for which guarantees were granted amounted to Ps. 14.7 million and 20.5 million respectively. As of the date of these financial statements, there are no contracts breached in which FyO.com has been claimed as guarantor. On June 30, 2011, the value of transacted merchandise for which guarantees were granted amounted to Ps. 7.3 million.

17.   Stock Purchase Option Plan

BrasilAgro estimated the fair value of the Programs´ options as of August 11, 2010 in R$ 6.16 each, based on the “Black and Scholes” model. Main information used to measure the options were:

Date	08/11/10
Number of shares	58,422,400
The exercise price (R$ / share)	8.97
Stock market´s Price as of measure date (R$ / share)	9.60
Interest rate (risk free %)	11.36
Contractual average time	5 years
Expected return of dividends %	1.00
Volatility of market´s shares	67.48
Stock market ´s price as of granting date (R$ / shares)	9.40
Number of options outstanding	370,007
Number of options to exercise	370,007
Adjusted average price (R$ / share)	6.16
Remaining Contractual Average life	5
Balance stock options as of June 30, 2012	Ps. 4,778

Transactions are listed below:

	Number of shares	Average price during fiscal year
As of June 30, 2012	370,007	6.16

On August 11, 2010, the Board of Directors of BrasilAgro approved the creation of a stock option plan (the “BrasilAgro’s Option Plan”), authorizing the Company’s Board of Directors to grants equity-settled options to elected beneficiaries (i.e. employees). The beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the vesting conditions of options, were established in the BrasilAgro’s Option Plan. The vesting of this option is through the course of time. Each option grants the right to the beneficiary when exercised, to purchase 1 share of the Company for the exercise price established in the BrasilAgro’s Option Plan. The BrasilAgro’s Option Plan comprises 5 employees and the grant of 370,007 options at an exercise price of R$ 8.97 (Ps. 23.61) per share and may be exercised in full from August 12, 2012 through a period of three years. As of June 30, 2012 there were no options exercisable.

18.	Memorandum of understanding to renegotiate the concession agreement

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

18.	Memorandum of understanding to renegotiate the concession agreement (continued)

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

19.           BHSA exposure to public sector

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

Banco Hipotecario’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010. As per the Company’s holding, it is entitled to Ps. 30.5 million.

These dividends were subject to BCRA’s approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. On October 1st, 2012, the mentioned dividends were approved and made available since October 10, 2012.

Additionally, on January 27, 2012, BCRA issued communications “A” 5272 and “A” 5273, by means of which it ruled the increase of some parameters of minimum capital stock to be paid-in in order to allow for dividends distribution.

20.	Compulsory expropriation order of the lot owned by Canteras Natal Crespo

On April 8, 2011, Canteras Natal Crespo ,a jointly control subsidiary granted to Caminos de las Sierras S.A. (“Caminos”) an occupation permit and the possession over a piece of land of approximately 2 ha. 8,250 square meters on Road E-55 in the Province of Córdoba. Caminos is an unrelated third-party toll road operator which was granted a concession from the government of the Province of Cordoba to construct and operate a toll road. In order to affect the land entirely to the construction works, the Provincial Government of Cordoba will expropriate the land according to the Provincial expropriation laws. Caminos is responsible to fulfill all requirements of the law. The appraisal of the land will be in charge of the Provincial General Appraiser. As compensation, Caminos will pay Canteras Natal Crespo the appraised amount plus 10%, of which Ps. 0.8 million were received as of June 30, 2011.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

20.    Compulsory expropriation order of the lot owned by Canteras Natal Crespo (continued)

Any remaining difference will be paid by Caminos within 90 days as from the resolution of the General Appraiser. If the final appraisal is lower than the amount received by Canteras Natal Crespo, the difference will be deemed compensatory damages in favor of Canteras Natal Crespo and no money will be returned.

21.    Shopping Neuquén project

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

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final. Notwithstanding the above, as of June 30, 2012, an agreement was reached with some of the above cited professionals for the payment of fees resulting from their intervention in the matters previously described.

On April 15, 2011 the Company entered into an agreement with Gensar S.A. whereby the latter is entitled to buy one of the plots of land that form part of the commercial undertaking of mixed use next to which the Company is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land. On September 16, 2011 it executed a deed for the conveyance of title of the indicated plot of land in favor of Gensar S.A.

On September 16, 2011 it executed a deed for the conveyance of title of the indicated plot of land in favor of Gensar S.A.

On November 22, 2011, Shopping Neuquén S.A. informed a change in the building plan for the shopping center, that will be constructed in one stage rather than the two-stage plan originally established, and accordingly filed a new schedule.

On June 4, 2012 Shopping Neuquén S.A. entered into an agreement with the Municipality whereby it agreed to build completely the Shopping Center in a single stage based on the new schedule which provides a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. This agreement was approved through Decree No. 0572 on June 8, 2012, which was issued by the Mayor of Neuquén City Hall.

In the case of failing to comply the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality.

22.    Treasury stock

During 2009, the Company acquired 30 million shares of own stock for US$ 21.0 million and Ps. 1.7 million in cash following a Board of Directors' resolution dated October of 2008.

As per Argentine Corporations Law, an entity has a period of one year from acquisition to sell or otherwise dispose of treasury stock unless an extension is provided for in a shareholders meeting.

In November 2009, the Board of Directors assigned 25 million shares of treasury stock to the shareholders on a pro rata basis. After this assignment, the Company holds 5 million shares of treasury stock

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

22.    Treasury stock (continued)

In October 2011, the General Ordinary and Extraordinary Shareholders’ Meeting approved the allocation of treasury stock to the incentive program.

23.       Meeting of shareholders

The Ordinary and Extraordinary Shareholders Meeting held on October 31, 2011, approved, among others issues, the following:

-	Annual report and financial statements ended June 30, 2011;

-	Ratification of the advance dividend settled by the Board of Director for Ps. 69,000 and payment of the amount of Ps. 63,800 in cash (which were available since November 21, 2011).

-	Corporate reorganization by merger into Agrology;

-
Allocation of treasury stock to the incentive plan aimed at the Company’s employees for up to 1% of the Company’s Equity through the allocation of the equivalent amount in treasury stocks, delegating on the Board of Directors the most extensive powers to fix the price, term, form, methods, time and the rest of the conditions to implement the plan; and

-	Extending the amount of the Global Program to Issue Non-Convertible Notes in place for up to a further US$ 150 million (or its equivalent in other currencies).

24.   Compliance with currently applicable environmental rules and regulations

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

25.    Extension of the shutdown, presentation of the crisis preventive proceedings, severance proposals and mandatory settlement in EAASA

Due to the crisis that the meat industry is undergoing, the shutdown started in December 2011 has been extended. On February 28, 2012 an agreement was signed by the Meat Sector Union of La Pampa and EAASA, which was ratified by the Sub-Secretary of Labor of such Province, whereby the parties agreed to suspend activities for a 60 days terms, which was extended for an additional 60-day term, effective as from February 16, 2012 for wage-earners, agreeing to pay a non-taxable amount of Ps. 0.8 per fortnight plus a taxable amount of Ps. 0.125 million per month, while a Ps. 0.8 million pay was also agreed from the REPRO program.

In the case of monthly paid employees and senior staff, a 30% average salary reduction was agreed effective as from March 1, 2012 for a 60-day term, which were then extended for another 60 days until June 30, 2012.

On June 22, 2012, after having revised various business models without finding a solution that guaranteed continuity of the plant activity, EAASA filed a Preemptive Crisis Procedure and asked that the plant be closed under the provisions of section 247 of the Employment Contract Act.

On June 27, 2012, EAASA filed a severance plan that offered payment of full severance charge in 10 monthly installments. On June 28, 2012, EAASA agreed with the union representative on a severance scheme within the framework of the Preemptive Crisis Plan.

On June 29, 2012, the Ministry of Labor, Employment and Social Security issued a binding conciliation order for a term of 15 days, thus leading everything back to the situation before beginning of the conflict.

26. Financial loan from Banco Ciudad

On January 10, 2012, the Company agreed with Banco Ciudad a loan for a total amount of US$ 20 million, whose principal will be disbursed in several installments.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

26.    Financial loan from Banco Ciudad (continued)

The funds received will be allocated to an investment project which consists in converting a total of 15,934 hectares, currently used for cattle raising, located in “Los Pozos”, into a land to be used with agricultural purposes.

The principal will accrue compensatory interests which will be calculated at the highest rate between an annual nominal rate equivalent to the 180-day LIBOR plus 300 basis points or an annual nominal rate of 6%. The interests will be paid every six months. The principal will be amortized annually, starting 2 years after the first disbursement.

On January 18, 2012 the first disbursement was received for a total of US$ 8.2 million. On May 3, 2012 the second disbursement was received for a total of US$ 3.2 million.

27.   Financing and occupation agreement with NAI Internacional II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009, then merged into APSA), executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping – Villa Cabrera, which are disclosed in Fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 an amendment to the agreement was established, whose most important resolutions are as follows:

•            The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

•            An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of June 30, 2012, and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

28. Reclassification of the deferred tax liability derived from the adjustment for inflation

In line with the guidelines established by Ruling 592 of the Comisión Nacional de Valores, on September 10, 2012, the Board of Directors decided to propose to the shareholders an adjustment in the Statement of Changes in Shareholders’ Equity related to the deferred tax liability derived from the adjustment for inflation against retained earnings, as part of the implementation of the IFRSs.

It will be a one-time proposal submitted to the next Shareholders’ Meeting that will consider the financial statements for the fiscal year ended June 30, 2012, pursuant to the provisions issued by the Comisión Nacional de Valores.

In this respect, below we outline the items of the Statement of Shareholders Equity that would be affected by the activity in retained earnings as a result of the recognition of deferred tax liabilities (in the amount

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

28.   Reclassification of the deferred tax liability derived from the adjustment for inflation (continued)

corresponding to prior fiscal years) and the reclassification of such amount to the account that will be proposed to the shareholders in order to show the effects of such reclassification after approval by the Shareholders’ Meeting.

Item	Figures as of June 30,2012 resulting from the Statement of Changes in Shareholders’ Equity	Reclassification proposed pursuant to ruling 592 of the CNV	Figures subject to reclassification to be approved by the Shareholders’ Meeting
Capital stock	496,562	-	496,562
Treasury stock	5,001	-	5,001
Inflation adjustment of common stock	164,561	(99,788)	64,773
Integral shares adjustment	1,657	(1,005)	652
Additional paid-in capital	879,342	-	879,342
Sub-total	1,547,123	(100,793)	1,446,330
Stock option plan	2,121	-	2,121
Legal reserve	42,922	-	42,922
Reserve for new developments	389,202	-	389,202
Long-term incentive program Reserve	2,419	-	2,419
Transitory conversion differences	108,511	-	108,511
Retained earnings	(29,017)	100,793	71,776
Total as of June 30, 2012	2,063,281	-	2,063,281

29.    Adoption of International Financial Reporting Standards (IFRS)

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of theArgentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the IFRS, issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

Therefore, the Company is required to adopt IFRS as published by the IASB as from the fiscal year beginning July 1, 2012, being the financial statements as of September 30, 2012 and for the three-month periods ended September 30, 2012 and 2011, the first interim financial statements prepared under IFRS as published by the IASB. The Company’s transition date for the adoption of IFRS as established in IFRS 1 “First-time Adoption of International Financial Reporting Standards” is July 1, 2011.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the FACPCE and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”), and in accordance with the regulations of the CNV; which differ from IFRS as to measurement and presentation.

The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the fiscal year ended June 30, 2013 are issued.

IFRS 1 allows entities adopting IFRS for the first time to consider certain one-time optional exemptions. Additionally, IFRS 1 requires the application of certain mandatory exceptions. These exemptions have been foreseen by the IASB to simplify the first-time application of certain IFRS, relieving the obligation of retrospective application of the standards.

Following is a summary of the exemptions and exceptions included in IFRS 1 applicable to the Company in the transition from Argentine GAAP to IFRS.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.     Adoption of International Financial Reporting Standards (IFRS) (continued)

1.	Optional exemptions of IFRS

Below is a detail of the applicable optional exemptions applicable to the company under IFRS:

1.1. Exemption for business combinations:

IFRS 1 provides the option to apply IFRS 3 “Business combinations” prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Company elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

1.2. Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Company elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as of July 1, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Company adopted a cost-based policy for all of its assets. As such, the Company used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers, office buildings and hotel buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16 “Property, plant and equipment”.

1.3. Exemption for cumulative translation differences

IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. This provides relief from determining cumulative currency translation differences in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, from the date a subsidiary or equity method investee was formed or acquired. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its transition date.

1.4. Exemption for compound financial instruments

IFRS 1 establishes that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Company elected not to restate convertible debt instruments no longer outstanding at the date of transition.

1.5. Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Company elected to apply the provisions of IAS 23 “Borrowing costs” prospectively from the date of transition.

1.6. Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS later than to its subsidiary, associate or joint venture, the assets and liabilities of the subsidiary, associate or joint venture shall be measured in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture,

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.     Adoption of International Financial Reporting Standards (IFRS) (continued)

adjusted to reflect changes in the Company’s accounting policy when consolidating, if applicable. The Company’s associate, Tarshop S.A., adopted IFRS in the fiscal year ended December 31, 2012. The Company’s joint venture, Cresca S.A., adopted IFRS for the fiscal year ended December 31, 2012.

1.7. Exemption for share-based payments

IFRS 2 “Share Based Payments” applies to situations where an entity grants shares or share options to employees or to other parties providing goods and services and requires these payments to be recognized as an expense in the entity’s financial statements. A first time adopter is encouraged to apply IFRS 2 retrospectively. However, an entity may elect not to retrospectively apply IFRS 2 to equity instruments (equity settled transactions) granted on or before November 7, 2002. Similarly, while IFRS 1 encourages a first time adopter to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and that vested before the later of (i) the date of transition and (ii) January 1, 2005, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments. However, a first time adopter can only elect to retrospectively apply IFRS 2 to such equity instruments if it had previously disclosed publicly the fair value of those equity instruments, determined at the measurement date.

Based on this exemption, the Company did not apply IFRS 2 to equity instruments granted after November 7, 2002 and vested prior to transition date, i.e. July 1, 2011, as the fair value of those equity instruments had not been publicly disclosed.

The Company has not made use of the other optional exemptions available related in IFRS 1.

2. IFRS mandatory exceptions

The mandatory exceptions to IFRS 1 applicable to the Company are detailed bellow:

2.1. Exception for estimates

The estimates made by the Company under IFRS are consistent with the estimates made at the same date under with Argentine GAAP. Therefore, the estimates made by the Company under previous GAAP have not been revised for application of IFRS except where necessary to reflect any difference in accounting policies.

2.2. Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under Argentine GAAP, the Company accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Company accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Company did not restate these acquisitions and/or disposals prior to transition date.

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Company recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

3. Mandatory reconciliations

In accordance with the requirements of Technical Resolution No. 26 (as subsequently amended by Technical Resolution No. 29), set out below are the reconciliations of shareholders’ equity as of June 30, 2012 and July 1, 2011, and the reconciliations of net income, other comprehensive income and cash flows for the fiscal year ended

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.     Adoption of International Financial Reporting Standards (IFRS) (continued)

    June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the fiscal year ended June 30, 2013. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the fiscal year ended June 30, 2013 are issued.

The items and/or amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the fiscal year ended June 30, 2013, applicable standards are different.

3.1. Reconciliation of shareholders’ equity at July 1, 2011 and June 30, 2012

		July 1, 2011	June 30, 2012
Total Shareholders’ equity under Argentine GAAP attributable to Cresud		2,101,681	2,063,281
Revenue recognition – “scheduled rent increases”	(a)	51,991	78,479
Revenue recognition – “letting fees”	(b)	(35,447)	(44,446)
Biological assets and agriculture produce at the point of harvest	(c)	58,727	38,517
Inventories	(d)	(6,745)	(5,378)
Trading properties	(e)	(29,315)	(18,946)
Pre-operating and organization expenses	(f)	(22,771)	(22,767)
Goodwill	(g)	770,752	709,368
Non-current investments – financial assets	(h)	151,411	138,204
Initial direct costs on operating leases	(i)	698	946
Tenant deposits	(j)	114	329
Commodity linked debt	(k)	97	72
Impairment of financial assets	(l)	(2,088)	(519)
Present value accounting – tax credits	(m)	14,644	10,931
Investments in associates	(n)	(56,224)	(151,873)
Investments in joint ventures	(o)	(16,496)	(11,271)
Acquisition of non-controlling interest	(p)	-	(46,320)
Amortization of transaction costs on borrowings	(r)	110	384
Settlement of BrasilAgro warrants	(s)	-	(2,706)
Deferred income tax	(u)	(33,917)	(35,550)
Non-controlling interest on adjustment above	(v)	(217,523)	(141,872)
Subtotal shareholders’ equity under IFRS attributable to Cresud		2,729,699	2,558,863
Non-controlling interest		2,480,379	2,132,649
Subtotal shareholders’ equity under IFRS		5,210,078	4,691,512

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.       Adoption of International Financial Reporting Standards (IFRS) (continued)

3.2. Reconciliation of net income for the fiscal year ended June 30, 2012

	Ref.	June 30, 2012
Net income under Argentine GAAP attributable to Cresud		78,263
Revenue recognition – “scheduled rent increases”	(a)	26,488
Revenue recognition – “letting fees”	(b)	(8,999)
Biological assets and agriculture produce at the point of harvest	(c)	(17,001)
Inventories	(d)	1,367
Trading properties	(e)	10,369
Pre-operating and organization expenses	(f)	4
Goodwill	(g)	(60,428)
Non-current investments – financial assets	(h)	(13,207)
Initial direct costs on operating leases	(i)	248
Tenant deposits	(j)	215
Commodity linked debt	(k)	(25)
Impairment of financial assets	(l)	1,569
Present value accounting – tax credits	(m)	(3,713)
Investments in associates	(n)	(89,567)
Investments in joint ventures	(o)	5,225
Acquisition of non-controlling interest	(p)	(26,383)
Disposition of non-controlling interest	(q)	2,690
Amortization of transaction costs on borrowings	(r)	274
Foreign currency translation	(t)	32,518
Deferred income tax	(u)	(2,178)
Non-controlling interest on adjustment above	(v)	40,941
Net income under IFRS attributable to Cresud		(21,330)
Non-controlling interest		53,425
Total Net income under IFRS		32,095

3.3. Reconciliation of other comprehensive income for the fiscal year ended June 30, 2012

		June 30, 2012
Other comprehensive income under Argentine GAAP attributable to Cresud		(58,692)
Biological assets and agriculture produce at the point of harvest	(c)	(3,209)
Goodwill	(g)	(956)
Investments in associates	(n)	(6,082)
Foreign currency translation	(t)	(32,518)
Deferred income tax	(u)	544
Non-controlling interest on adjustments above	(v)	18,974
Other comprehensive income under IFRS attributable to Cresud		(81,939)
Non-controlling interest		(141,581)
Total other comprehensive income under IFRS		(223,520)

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.     Adoption of International Financial Reporting Standards (IFRS) (continued)

3.4. Reconciliation of cash flows for the fiscal year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made various reclassifications between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

3.4.1. Operating activities

Cash generated from operating activities under Argentine GAAP	857,038
Proceeds from sale of property, plant and equipment	(146,706)
Deconsolidation of joint ventures	(21,554)
Cash generated from operating activities under IFRS (1)	688,778

(1)	It includes the effect of the exchange rate variations in cash and cash equivalents.

3.4.2. Investing activities

Cash used in investing activities under Argentine GAAP	(728,777)
Acquisition of non-controlling interest in subsidiaries	202,449
Proceeds from sale of property, plant and equipment	146,706
Deconsolidation of joint ventures	1,027
Cash used in investing activities under IFRS	(378,595)

3.4.3. Financing activities

Cash used in financing activities under Argentine GAAP	(283,974)
Acquisition of non-controlling interest in subsidiaries	(202,449)
Deconsolidation of joint ventures	7,482
Cash used in financing activities under IFRS	(478,941)

3.4.4. Net decrease in cash and cash equivalents

Net decrease in cash and cash equivalents under Argentine GAAP	(155,713)
Deconsolidation of joint ventures	(13,045)
Net decrease in cash and cash equivalents under IFRS	(168,758)

3.4.5. Disclosure reclassifications that affect the statement of cash flows for the fiscal year ended on June 30, 2012

Pursuant to Argentine GAAPs, the Company proportionally consolidated the joint ventures’ accounts. Consequently, there were some differences between the amount of cash and cash equivalents reported in the main statement of cash flows and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

Additionally, pursuant to Argentine GAAPs, revenue derived from the sale of property, plant and equipment (including properties classified as investment property under IFRS) was reported as operating activities. In accordance with IFRS, revenue derived from the sale of investment property and property, plant and equipment is reported as investment activities.

Finally, according to Argentine GAAPs, the acquisition of non-controlling interests was reported as investment activities, while under IFRS this transaction would have been classified as financing activities.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.           Adoption of International Financial Reporting Standards (IFRS) (continued)

Thus, cash flows generated by or used in operating, investment and financing activities were different in the statement of cash flow prepared.

4. Explanation of the transition to IFRS

(a) Revenue recognition – “scheduled rent increases”

Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS – The Company applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

As a consequence, the Company recognized a receivable for rent averaging of Ps. 52.0 million and Ps. 78.5 million as of July 1, 2011 and as of June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 52.0 million was recognized against retained earnings and an amount of Ps. 26.5 million gain was recognized in the statement of income.

(b) Revenue recognition – “letting fees”

Argentine GAAP – The Company does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Company acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Company) have signed the related lease contract.

IFRS – The Company considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

As a result, payments received from tenants for “letting fees” of Ps. 35.5 million and Ps. 44.4 million were deferred as of July 1, 2011 and as of June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 35.5 million was recognized against retained earnings and an amount of Ps. 9.0 million loss was recognized in the statement of income.

(c) Biological assets and agriculture produce at the point of harvest

Argentine GAAP – Technical Resolution No. 22 “Agriculture activities” establishes a hierarchy for the valuation of biological assets. The Company has several classes of biological assets.

Biological assets in the form of unharvested crops are measured at replacement cost less any impairment losses. Biological assets in the form of livestock held for sale or for meat production are measured at net realizable value. Biological assets in the form of breeding or dairy cattle are measured at replacement cost. Tree plantations are measured at cost. Argentine GAAP does not prescribe a separate measurement for agriculture produce at the point of harvest.

IFRS – The Company applied IAS 41 “Agriculture”. Under IAS 41, biological assets and agriculture produce at the point of harvest are measured at fair value less costs to sell on initial recognition and at each statement of financial position date, except where fair value cannot be reliably measured. Cost approximates fair value when little or no biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Changes in fair value less cost to sell are charged to income as incurred.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.     Adoption of International Financial Reporting Standards (IFRS) (continued)

As a result, the Company adjusted all of its biological assets on the statement of financial position at fair value less costs to sell for an amount of Ps. 58.7 million and Ps. 38.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized an amount of Ps. 17.0 million loss in the statement of income, an amount of Ps. 3.2 million in the statement of other comprehensive income, and the remaining amount of Ps. 58.7 million against retained earnings.

(d) Inventories

Argentine GAAP – Inventories, primarily agricultural supplies, are valued at replacement cost. Changes in replacement cost are charged to income as incurred. Additionally, harvested crops for the Company’s operations in Bolivia are measured at net realizable value, with changes being recognized in the statement of income.

IFRS - Consumable supplies are measured at the lower of cost or net realizable value. The cost of consumable supplies is determined using the weighted average method. The cost of hotel inventories is determined using the first-in first-out method. Additionally, harvested crops for the Company’s operations in Bolivia are measured at the lower of cost or net realizable value because there is not an active market for the produce in this country.

As a result, the Company reduced inventories by Ps. 6.7 million and Ps. 5.4 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 1.4 million in the statement of income and an amount of Ps. 6.7 million against retained earnings.

(e) Trading properties

Argentine GAAP – Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed.

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts. For conditional exchanges, sales are recognized when these conditions are satisfied.

As a result, the Company eliminated the effect of inflation adjustment on trading properties for an amount of Ps. 12.9 million and Ps. 9.4 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 12.9 million was recognized against retained earnings and an amount of Ps. 3.5 million gain was recognized in the statement of income.

On the other hand, the Company adjusted the revaluation of trading properties due to property contracts exchanged prior fiscal year-end and for which title had not been transferred as of that date, for an amount of Ps. 16.4 million and Ps. 9.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 6.9 million in the statement of income and the remaining amount of Ps. 16.4 million against retained earnings.

(f) Pre-operating and organization expenses

Argentine GAAP – Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.   Adoption of International Financial Reporting Standards (IFRS) (continued)

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investment properties, trading properties or the formation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized under IFRS for an amount of Ps. 22.8 million and Ps. 22.7 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 0.1 million in the statement of income and the remaining amount of Ps. 22.8 million against retained earnings.

(g) Goodwill

Argentine GAAP – The Company accounted for acquisitions of businesses and non-controlling interests under the acquisition method of accounting. Under the acquisition method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at fiscal year-end.

IFRS – As noted in Note 29.1.1, the Company has applied the exemption in IFRS 1 for business combinations. Also, as noted in 29.2.2, the Company has applied the exception in IFRS 1 for acquisitions of non-controlling interests.

Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date totaling Ps. 29.1 million. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

In accordance with IFRS, goodwill is not amortized; it is, instead, tested for impairment annually. Goodwill has been tested at transition date and no impairment has been recognized. The amortization charge has been adjusted in the statement of income under Argentine GAAP and in the statement of comprensive income.

Negative goodwill

Argentine GAAP – Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest was lower than the carrying amount of the acquired assets and assumed liabilities, the Company recognized such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortized it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's share in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Company recognized such amount as negative goodwill on the statement of financial position and amortized it over the period considered to justify negative goodwill not exceeding 20 years.

IFRS – As noted in Note 29.1.1, the Company has applied the exemption in IFRS 1 for business combinations. Also as noted in Note 29.2.2, the Company has applied the exception in IFRS 1 for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of negative goodwill under IFRS on July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.     Adoption of International Financial Reporting Standards (IFRS) (continued)

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor’s share in the net fair values of the associate’s and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the statement of income in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS. As a result, the Company adjusted the value of such goodwill for an amount of Ps. 770.8 million and Ps. 709.04 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a loss for an amount of Ps. 60.4 million in the statement of income (arising from the reversal of the amortization charge of negative goodwill recognized under Argentine GAAP) and the remaining amount of Ps. 770.8 million against retained earnings.

(h) Non-current investments – financial assets

Argentine GAAP – The Company holds investments in liested shares with readily determinable fair values, namely TGLT S.A. and Hersha Hospitality Trust. Under Argentine GAAP, these investments were carried at acquisition cost since they are not held for the purpose of trading in the short term.

IFRS – Under IFRS 9 “Financial instruments”, all equity investments are measured at fair value. For certain equity investments, the Company can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. However, the Company has not elected to recognize changes in fair value of any equity instrument through other comprehensive income. Therefore, changes in fair value of all equity instruments held by the Company are recognized in the statement of income.

As a result, the Company adjusted the value of these equity securities to fair value by Ps. 151.4 million and Ps. 138.2 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 151.4 million was recognized against retained earnings and an amount of Ps. 13.2 million loss was recognized in the statement of income.

(i) Initial direct costs on operating leases

Argentine GAAP– Under Argentine GAAP, certain initial direct costs (i.e. legal, commissions and other fees) paid to third parties for arranging a lease (when the Company is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

As a result, Ps. 0.7 million and Ps. 0.9 million, as of July 1, 2011 and June 30, 2012, respectively, were added to “Investment properties”. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 0.7 million was recognized against retained earnings and Ps. 0.2 million gain were recognized in the statement of income.

(j) Tenant deposits

Argentine GAAP – The Company obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally three years. The deposits generally amount to one month of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.   Adoption of International Financial Reporting Standards (IFRS) (continued)

considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost and deferred income is amortized on a straight-line basis over the contact term.

As a result, the Company adjusted the financial liability from tenant deposits for an amount of Ps. 0.1 million and Ps. 0.3 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a gain of Ps. 0.2 million in the statement of income and the remaining amount of Ps. 0.1 million against retained earnings.

(k) Commodity linked debt

Argentine GAAP – Under Argentine GAAP, there is no requirement to separate embedded derivatives from host contracts and account for them as derivatives. Borrowings are valued based on the best estimate of the discounted value of the amounts expected to be paid, using the interest rate effective at the time of the initial measurement.

IFRS – IFRS 9 requires that an embedded derivative should be separated from the host contract and accounted for as a derivative if certain conditions are met. On September 7, 2011, the Company issued Class VII non-convertible notes which are denominated in US$ for a nominal amount of US$ 2.1 million. Class VII notes accrue interest at a floor rate of 4% plus a premium factor equivalent to 40% of the increase in the price of soy during the period from March 2011 to March 2013. Under IFRS, the commodity-indexed feature is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (price of soy) and the host are dissimilar. Therefore, the Company separated the commodity-indexed feature and classified it as a derivative liability. The Company measured the carrying value of the debt host contract at initial recognition as the difference between the consideration received and the fair value of the embedded derivative. Subsequently, the Company measured the host foreign-currency debt at amortized cost using the effective interest rate method and then retranslated it at each reporting date using the closing US$/Peso exchange rate. The Company recognized changes in the fair value of the embedded derivative in profit or loss for the period.

As a result, the Company adjusted borrowings for an amount of Ps. 0.1 million and Ps. 0.07 million as of July 1, 2011 and June 30, 2012. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 0.1 million was recognized against retained earnings and an amount of Ps. 0.3 million loss was recognized in the statement of income.

(l) Impairment of financial assets

Argentine GAAP- As of July 1, 2011 and June 30, 2012, the Company maintains a balance related to credit card loans. These loan receivables are carried at amortized cost. Under Argentine GAAP, the Company determined an allowance for loan losses based on specific criteria set forth for financial and banking institutions.

IFRS – The Company applied the impairment provisions in IFRS 9.

As a result, the Company recognized an impairment loss of Ps. 2.1 million and Ps. 0.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 2.1 million was recognized against retained earnings and an amount of Ps. 1.6 million gain was recognized in the statement of income.

(m) Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are present-valued as of fiscal year-end.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Company elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.   Adoption of International Financial Reporting Standards (IFRS) (continued)

As a result, the Company eliminated the effect of discounting tax credits for an amount of Ps. 14.6 million and Ps. 10.9 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 14.6 million was recognized against retained earnings and an amount of Ps. 3.7 million loss was recognized in the statement of income.

(n) Impact of IFRS adjustments on investment in associates

Argentine GAAP- Investments in entities in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applied its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

As of June 30, 2012, the associates of the Company are Banco Hipotecario S.A., Banco de Crédito & Securitización S.A., Manibil S.A., New Lipstick LLC, Lipstick Management LLC, Rigby 183 LLC, Tarshop S.A., AgroUranga S.A., Agro Managers S.A. and Bitania 26 S.A.

IFRS – The Company assessed all of its interests in the entities mentioned in the paragraph above and determined that the Company exercises significant influence over them. Accordingly, under IFRS, the Company also accounts for these investments under the equity method of accounting. However, the Company has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

Following is a description of the most significant IFRS adjustments to the net equity and income of associates. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, associates were grouped by business activities. Associates are not discussed below when IFRS adjustments were not significant to the Company or no IFRS adjustments were identified:

Banking:

The Company assessed the financial statements of the associates related to the banking business and determined the following adjustments to IFRS as of July 1, 2011 and June 30, 2012:

Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

Under Argentine GAAP, the allowance for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “Insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.       Adoption of International Financial Reporting Standards (IFRS) (continued)

Investment properties:

The Company assessed the financial statements of the associates related to the investment property business and determined the following adjustments to IFRS as of July 1, 2011 and June 30, 2012:

Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided. Under IFRS, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

Under Argentine GAAP, lease expense where the entity is the lessee under an operating ground lease agreement subject to escalation clauses is recognized when the escalated payments are due. Therefore, lease expense is not straight-lined. Under IFRS, lease payments for operating leases with scheduled rent increases are recognized on a straight-line basis over the term of the leases.

As a result, the net equity of these associates was reduced by Ps. 56.2 million and Ps. 151.9 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 56.2 million was recognized against retained earnings, an amount of Ps. 89.6 million loss was recognized in the statement of income, and an amount of Ps. 6.1 million was in the statement of others comprehensive income.

(o)	Impact of IFRS adjustments on investment in joint ventures

Argentine GAAP– Investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Company reflect the Company’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Company applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

IFRS – The Company assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11 “Joint arrangements”. Accordingly, the Company accounted for its joint ventures under the equity method of accounting. The Company has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As of June 30, 2012, the joint ventures of the Company are Cyrsa S.A., Cresca S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and Nuevo Puerto Santa Fe S.A.

Following is a description of the most significant IFRS adjustments to the net equity and income of the joint ventures. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, joint ventures were grouped by business activity. Joint ventures are not discussed below when IFRS adjustments were not significant to the Company or no adjustments were identified.

Under Argentine GAAP, the joint venture has historically accounted for revenues and therefore profits from all property sales on a percentage of completion basis once contracts for the sale of a property have been exchanged and only if the eventual profit from that property can be foreseen with reasonable certainty. Under IFRS, the joint venture has applied IFRIC 15 “Agreements for the Construction of Real Estate”. The Company assessed the contractual terms of the agreements and concluded that revenue from open market sales of real estate should be accounted for on legal completion of the properties in accordance with IAS 18 “Revenue”. As a result, the joint venture recognizes revenue from the sale of private homes and commercial units entirely at the point of legal completion in accordance with IAS 18. The most significant impact of IFRIC 15 is therefore the deferral of profits previously recognized from the point of exchange of contracts onwards until the point of legal completion. All of these profits are now recognized at a later date.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.     Adoption of International Financial Reporting Standards (IFRS) (continued)

As a result, the net equity of the Company’s joint ventures was decreased by Ps. 16.5 million and Ps. 11.3 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 16.5 million was recognized against retained earnings, an amount of Ps. 5.2 million gain was recognized in the statement of income.

(p) Acquisition of non-controlling interest

Aas noted in Note 29.2.2, the Company has applied the exemption in IFRS 1 for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control. Consequently, acquisitions of non-controlling interests concluded prior to July 1, 2011 have not been restated.

The IFRS adjustments below relate to acquisitions of non-controlling interest occurring on or after July 1, 2011.

Argentine GAAP – Under Argentine GAAP, the Company accounted the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired. Additionally, goodwill generated by the acquisition of the non-controlling interest in Cactus Argentina S.A. (see Note 13.2.b.) was impaired and recognized as an expense in the statement of income under Argentine GAAP.

IFRS – Under IFRS, the Company applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to share premium. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

As a result of the above explanation, as of June 30, 2012, the Company: (i) derecognized goodwill for an amount of Ps. 39.8 million, (ii) recognized a decrease in non-controlling interest for an amount of Ps. 26.2 million, (iii) recognized a decrease in net assets acquired measured at fair value under Argentine GAAP for an amount of Ps. 9.0 million, and (iv) recognized a debit of Ps. 22.6 million in shareholders’ equity.

Additionally, for the fiscal year ended June 30, 2012, the Company reversed the impairment charge on goodwill generated by the acquisition of the non-controlling interest in Cactus Argentina S.A. recognized under Argentine GAAP for an amount of Ps. 10.5 million.

(q) Disposal of non-controlling interest

As explained in Note 18.2.2., the Company has applied the exemption in IFRS 1 for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control. Consequently, disposals of non-controlling interests concluded prior to July 1, 2011 have not been restated.

The IFRS adjustments below relate to disposals of non-controlling interest occurring on or after July 1, 2011.

Argentine GAAP – Under Argentine GAAP, the Company accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.     Adoption of International Financial Reporting Standards (IFRS) (continued)

IFRS – Under IFRS, the Company applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when there is a disposal of non-controlling interests that do not result in a change in control, the transaction is accounted for as an equity transaction. The difference between the fair value of the consideration received and the related carrying value of the non-controlling interest disposed of is recognized in the controlling interest’s equity as a credit or debit to share premium. Therefore, no gain or loss is recognized in the statement of income. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

As a result, as of June 30, 2012, the Company: reversed a loss for an amount of Ps. 2.7 million in the statement of income, and recognized a debit of Ps. 2.7 million in shareholders’ equity.

(r) Amortization of transaction costs on borrowings

Argentine GAAP – Under Argentine GAAP, transactions costs directly attributable to the acquisition of borrowings are amortized under the straight-line method over the contract term.

IFRS – Transaction costs directly attributable to the acquisition of borrowings are deducted from the fair value at which the financial liability is initially recognized. Subsequently, they are amortized using the effective interest method over the contract term.

As a result, the Company adjusted the carrying value of borrowings for an amount of Ps. 0.1 million and Ps. 0.4 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 0.1 million was recognized against retained earnings and an amount of Ps. 0.3 million gain was recognized in the statement of income.

(s) Settlement of BrasilAgro warrants

Argentine GAAP– Payments made by the Company for the settlement of BrasilAgro warrants were capitalized in the statement of financial position.

IFRS – In accordance with IFRS 2, any payment made to a counterparty on the cancellation or settlement of a grant of equity instruments, even if this occurs after the vesting date, is accounted for as a repurchase of an equity interest (that is, as a deduction from equity), except to the extent that the payment exceeds the fair value of the equity instruments repurchased, measured at the repurchase date. Any such excess is recognized as an expense.

As a result, the Company adjusted the balance of “Non-current investments” for an amount of 2.7 million as of June 30, 2012, against a deduction in the shareholders’ equity.

(t) Foreign currency translation

Argentine GAAP– Foreign operations shall be classified as integrated or non-integrated entities depending if their activities are carried out as an extension of the reporting entity. Exchange differences resulting from the translation of integrated entities are recognized in the statement of income under the line item “Financial results, net”. Exchange differences resulting from the translation of non-integrated entities are recognized in a separate reserve in equity.

IFRS – Exchange differences resulting from the translation of foreign operations are recognized in the statement of other comprehensive income.

As a result, the Company reclassified an amount of Ps. 32.5 million for the fiscal year ended June 30, 2012 against the statement of income and the statement of other comprehensive income.

(u) Deferred income tax

Argentine GAAP – The Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

29.     Adoption of International Financial Reporting Standards (IFRS) (continued)

tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Company assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

As a result, on transition to IFRS, the Company has not recognized deferred tax assets relating to any carry forward losses and other temporary differences for an amount of Ps. 16.5 million and Ps. 18.8 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings.

For the fiscal year ended June 30, 2012, an amount of Ps. 16.5 million was recognized against retained earnings, an amount of Ps. 2.8 million loss was recognized in the statement of income, and an amount of Ps. 0.5 million were recognized in the statement of other comprehensive income.

Additionally, the Company has assessed the impact of all IFRS adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income taxes of Ps. 17.4 million and Ps. 16.7 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 17.4 million was recognized against retained earnings and an amount of Ps. 0.6 million gain was recognized in the statement of income.

(v) Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

30.       Subsequent events

Agreement with EAASA

On July 24, 2012, EAASA reached an agreement with the Meat Sector Union of La Pampa, the provincial government and the National government to resume production in the plant upon the following terms and conditions:

-	a commitment to provide a subsidy of at least Ps. 1.2 per month for each employee who earns less than Ps. 10 per month,
-
the commitment of the Government of the Province of La Pampa to grant Cresud a credit facility, via a bank designated for such purpose, in the amount of Ps. 20,000 at a subsidized rate for a term of 5 years, which proceeds should be applied to financing part of the operations of EAASA, and

-	approval by the Government of the Province of La Pampa of the option to hire up to 70 employees under the first-job regime applicable in La Pampa.

It should be noted that on August 3, 2012, Cresud was granted the above indicated loan and on August 6, 2012 the plant resumed operations.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30.     Subsequent events (continued)

Acquisition of equity interest in Rigby 183

In Septembrer 2012, IRSA, through its subsidiary IRSA International LLC, contractually agreed to purchase the whole 33.36% interest that Rigby Madison LLC holds in Rigby 183, owner of the building identified as Madison 183 in Manhattan. As a result, IRSA’s interest in Rigby 183 will increase to 82.36% of its capital stock.

The amount of the transaction was US$ 32.5 million, of which US$ 5 million have been paid while the remaining balance is to be paid upon closing of the transaction which is estimated to happened during November 2012.

Acquisition of shares of APSA

During August, 2012, E-Commerce (subsidiary of IRSA) acquired through successive purchases 37,814 shares of APSA’s capital stock, equal to a 0.03% equity interest, for a total value of US$ 0.124 million.

As a result of such acquisition, IRSA’s direct and indirect participation in APSA amounts to 95.64%.

Partial payment of debt with Quality

Since the 1st of July till the issuance date of these financial statements, Quality partially paid the second installment of the balance owed in relation to the purchase of Nobleza Piccardo S.A.I.C. y F.’s property in an amount of US$ 4,.0 million.

Acquisition of Non-Convertible Notes by IRSA

On July 25, 2012, August 20, 2012 and September 11, 2012, APSA acquired Corporate Notes Class II (US$) issued by IRSA in an aggregate amount of US$ 0.88 million, US$ 1.82 million and US$ 0.85 million, respectively.

Sale of Hersha’s shares

After the balance sheet date, IRSA has sold either directly or through its subsidiaries 2,000,000 common shares of Hersha, for a total amount of US$ 9.7 million. Thus, IRSA’s interest in Hersha’s capital stock declined from 9.13% to 8.12%.

Transactions with related parties – Credit Facility with CYRSA

On August 27, 2012, CYRSA granted a credit line to each of its shareholders, IRSA and CYRELA, for a maximum amount of Ps. 190 million, each, for a term no to exceed one year.

Daily interest accrued on each disbursed amount will be based on the Private Sector Badlar Rate.

Sale of units in the building identified as Libertador 498

On August 31, 2012, IRSA executed the conveyance deed that formalizes the sale of a functional unit and various other units (parking spaces) in the building identified as Libertador 498. The transaction price was fixed at US$ 15 million, which were paid on August 8, 2012 upon execution of the bill of sale.

APSA

On August 31, 2012, Quality Invest S.A. partially paid the second installment of the balance owed in relation to the purchase of Nobleza Piccardo S.A.I.C. y F’s property in an amount of US$ 2 million.

Purchase of shares IRSA

In July, 2012, the Company purchased 175,000 IRSA’s American Depositary Receipts (“ADRs”), for a total amount of US$ 1.2 million. Thus, the direct interest increased to 64.50%.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30.      Subsequent events (continued)

Class IV Non-convertible Notes

On July 23, 2012, the Company made the eighth payment of interest and the fourth installment of capital on Class IV Non-Convertible notes in the amounts of US$ 0.09 million and US$ 4.5 million, respectively, related to the period April 16, 2012 and July 23, 2012. With this payment, Class IV of Non-Convertible notes are completely cancelled.

Class V, VI y VII Non- Convertible Notes

On September 10, 2012, the sixth interest installment of Class V, Class VI and Class VII Non-Convertible Notes for Ps. 3.0 million, US$ 0.5 million and US$ 0.021 million, respectively, related to the period June 11 and September 10, 2012 were paid. Likewise, on that date, Ps. 35.6 million and US$ 8.7 million were paid for the second amortization of Class V and Class VI Non-convertible Notes, respectively.

Class VIII Non-convertible Notes

On September 7, 2012, the Company made the second payment of interest in the amount of US$ 2.3 million, for the period between March 7, 2012 and September 7, 2012.

Financial Loan granted by Banco de la Pampa

On August 3, 2012 the Company took a loan in a total amount of Ps. 20 million granted by Banco de la Pampa.

The proceeds from the loan shall be exclusively allocated to the subsidiary EAASA for purposes of furthering the Company’s investment project in Planta Frigorífica Carnes Pampeanas.

Principal shall accrue interest at a nominal annual rate equal to the simple arithmetic average of the surveyed interest rates for term deposits 30 to 59 days of term, published from the 24th day inclusive or the previous business day of the calendar month previous to the month over which interests are applied, until the 25th day inclusive or the later business day of the previous second calendar month of the month in which the rate is applicable. A spread of 6 basis points shall be added to such average rate.

The Government of the Province of La Pampa shall forego interest in an amount equal to a maximum of 8 percentage points.

The nominal annual rate to be paid by the debtor shall, under no circumstance, be lower than 10.5% and nor higher than 14.5%.

Interests are payable semiannually, without grace period; therefore, the first interest payment is due on February 3, 2013.

The principal is repaid in six equal, semiannual, consecutive and uninterrupted installments, with a grace period of 30 years; therefore the first principal payment is due on February 3, 2015.

The term of the loan is 60 months as from the disbursement date.

Fifth Series of Class X Tranche II Non-Convertible notes

On September 7, 2012, as part of the Global Program for the issuance of Non-Convertible Notes for an aggregate amount of US$ 300,000,000, we have started the marketing period for the second tranche of Class X Non-Convertible Notes at a fixed rate of 7.75% due on June 23, 2014. The Public Auction will be carried out on September 13 and 14 for purposes of pricing the issue and on September 19 will occur the issuance and the settlement of the transaction. The transaction amount disclosed is US$ 10,000,000 (face value), which may be increased to US$ 30,000,000 depending on the market demand, which will be paid in at the prevailing exchange rate, as defined in the corresponding Pricing Supplement. Interests are payable quarterly and the principal shall be

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30.      Subsequent events (continued)

repaid on the 18th, 21st and 24th month as from June 21, 2012, which coincide with payment dates of Class X.

It should be noted that Class X Non-Convertible notes issued under the new Tranche II shall be fully fungible with Class X Non-Convertible notes issued on June 21, 2012 at a fixed rate of 7.75%.

Sale of Horizontina Farm

On October 10, 2012, BrasilAgro sold Horizontina Farm. The farm was acquired by the Company in April 2010 for R$37.7 million and had a total area of 14,359 hectares.

The farm was sold for R$75.0 million. The buyer made an initial payment of R$1.0 million and the remaining balance will be paid in two installments, as follows: R$26.0 million in October 2012 and R$48.0 million in January 2013 upon the execution of the deed and transfer of the ownership title. As part of the deal, the Company will continue to operate the farm until July 2013.

Shareholders’ Meeting

The 2012 annual meeting of shareholders of the Company will be held on October 31st, 2012, at Bolívar 108 1st Floor, City of Buenos Aires, in order to consider and approve, among others, (i) the annual financial statements for the period ended June 30, 2012, (ii) the performance of the Board of Directors and Supervisory Committee, (iii) consideration of results of the fiscal year ended June 2012, (iv) consideration of the creation of a Global Program for the issuance notes of up to US$ 300 million and delegation to the Board of Directors of the powers to establish the terms and conditions of each class of notes to be issued under the program, (v) amendments to the Company bylaws in order to allow distance board of directors' meetings, and (vi) appointment of Directors, Members of the Supervisory Committee, and Certifying Accountant.

31.	Differences between Argentine GAAP and US GAAP

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

I-	Differences in measurment methods

	Fiscal Year ended June 30,
Reconciliation of net income:	2012	2011	2010
Net income as reported under Argentine GAAP attributable to Cresud	78,263	221,933	198,634
US GAAP adjustments:
- Impact of US GAAP adjustments on equity investees (Note 31.I.a))	(136,420)	34,397	(26,393)
- Impact of US GAAP adjustments on joint ventures (Note 31.I.ah))	(2,153)	(3,137)	(2,550)
- Valuation of inventories (Note 31.I.b))	11,125	(47,611)	(52,344)
- Deferred income tax (Note 31.I.c))	(16,544)	6,158	31,629
- Elimination of gain on acquisition of non-controlling interest (Note 31.I.d))	32	32	32
- Available-for-sale securities (Note 31.I.e))	(263)	(97)	14,838
- Effect of US GAAP adjustments on management fee (Note 31.I.f))	(330)	(60,689)	(888)
- Accounting for warrants (Note 31.I.g))	76,542	(23,022)	(23,812)
- Depreciation of fixed assets (Note 31.I.i))	551	552	536
- Pre-operating expenses (Note 31.I.j))	40	2,063	(8,143)
- Accounting for IRSA Step Acquisition (Note 31.I.l))	14,842	17,287	39,852
- Securitization accounting (Note 31.I.m))	-	-	(2,280)
- Present-value accounting (Note 31.I.n))	(4,064)	(3,979)	(1,364)
- Reversal of previously recognized impairment losses (Note 31.I.o))	3,694	3,206	3,114
- Accounting for real estate barter transactions (Note 31.I.p))	-	(24,560)	735
- Differences in basis relating to purchase accounting (Note 31.I.aa))	(43,121)	604,737	58,470
- Reversal of loss (gain) from valuation of real estate inventories at net realizable value (Note 31.I.q))	6,803	2,331	(6,552)
- Software developed or obtained for internal use (Note 31.I.s))	-	7	49
- Reversal of capitalized financial costs (Note 31.I.t))	1,315	1,200	(52)
- Debtor’s accounting for a modification of APSA convertible debt instruments (Note 31.I.u))	-	(483)	(167)
- Revenue recognition – deferred commissions (Note 31.I.v.1))	(8,999)	(10,363)	(3,187)
- Revenue recognition – scheduled rent increases (Note 31.I.v.2))	26,487	14,969	17,015
- Revenue recognition – deferred insurance and origination fees (Note 31.I.v.3))	-	(2,139)	22,925
- Amortization of fees related to Series II of APSA Non Convertible Notes (Note 31.I.x))	(49)	(133)	(97)
- Recognition of put option (Note 31.I.y))	-	48,461	(3,582)
- Acquisition of non-controlling interest in IRSA (Note 31.I.ab.1))	(1,590)	(741)	(563)
- Acquisition of non-controlling interest in APSA (Note 31.I.ab.4))	(1,847)	(1,385)	-
- Acquisition of non-controlling interest in Cactus (Note 31.I.ab.2))	10,525	-	-
- Disposal of business (Note 31.I.ac))	-	32,838	-
- Allowance for loan losses of credit card portfolio of Apsamedia (Note 31.I.ad))	1,569	(2,088)	-
- Disposal of non-controlling interest in Jaborandí (Note 31.I.ae))	2,690	-	-
- Commodity linked debt (Note 31.I.af))	(25)	-	-
- Accounting for preferred shares and warrants of Supertel (Note 31.I.ai))	(7,993)	-	-
- Non-controlling interest (Note 31.I.w))	70,155	(50,980)	(62,456)
- Net income under US GAAP	81,235	758,764	193,399
- Non-controlling interest (Note 31.I.w))	24,211	239,985	257,510
- Net income under US GAAP	105,446	998,749	450,909

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

	Fiscal Year ended June 30,
Reconciliation of net income:	2012	2011	2010
Earnings per share under US GAAP attributable to Cresud (Note 31.II.g)):
Basic net income per common share	0.16	1.53	0.40
Diluted net income per common share	0.07	1.38	0.38

	As of June 30,
Reconciliation of shareholders’ equity:	2012	2011
Shareholders’ equity under Argentine GAAP attributable to Cresud	2,063,281	2,101,681
US GAAP adjustments:
Impact of US GAAP adjustments on equity investees (Note 31.I.a))	(184,249)	(46,689)
Impact of US GAAP adjustments on joint ventures (Note 31.I.ah))	(15,512)	(13,075)
Valuation of inventories (Note 31.I.b))	(124,764)	(135,889)
Deferred income tax (Note 31.I.c))	(56,200)	(44,501)
Elimination of gain on acquisition of non-controlling interest (Note 31.I.d))	(945)	(977)
Accounting for warrants (Note 31.I.g))	(51,226)	(127,768)
Effect of US GAAP adjustments on management fee (Note 31.I.f))	(38,180)	(37,850)
Depreciation of fixed assets (Note 31.I.i))	(6,729)	(7,280)
Pre-operating expenses (Note 31.I.j))	(22,386)	(22,426)
Accounting for IRSA Step Acquisition (Note 31.I.l))	316,762	301,920
Differences in basis relating to purchase accounting (Note 31.I.aa))	631,170	674,291
Mortgage payable with no stated interest rate (Note 31.I.k))	(2,029)	(2,029)
Present-value accounting (Note 31.I.n))	11,749	15,813
Reversal of previously recognized impairment losses (Note 31.I.o))	(96,072)	(99,766)
Accounting for real estate barter transactions (Note 31.I.p))	(53,969)	(53,969)
Reversal of loss (gain) from valuation of real estate inventories at net realizable value (Note 31.I.q))	(9,585)	(16,388)
Appraisal revaluation of fixed assets (Note 31.I.r))	(3,953)	(3,953)
Reversal of capitalized financial costs (Note 31.I.t))	(57,770)	(59,085)
Revenue recognition – deferred commissions (Note 31.I.v.1))	(44,446)	(35,447)
Revenue recognition – scheduled rent increases (Note 31.I.v.2))	78,479	51,992
Amortization of fees related to Series II of APSA Non-Convertible Notes (Note 31.I.x))	-	49
Accounting for investment in Hersha Hospitality Trust and TGLT (Note 31.I.z))	138,204	151,391
Acquisition of non-controlling interest in IRSA (Note 31.I.ab.1))	(6,133)	11,899
Acquisition of non-controlling interest in APSA (Note 31.I.ab.4))	(211,156)	(208,952)
Allowance for loan losses of credit card portfolio of Apsamedia (Note 31.I.ad))	(519)	(2,088)
Acquisition of non-controlling interest in Jaborandí (Note 31.I.ab.3))	(12,531)	-
Commodity linked debt (Note 31.I.af))	72	97
Settlement of BrasilAgro warrants (Note 31.I.ag))	(2,706)	-
Acquisition of non-controlling interest in Arcos del Gourmet (Note 31.I.ab.5))	(14,124)	-
Accounting for preferred shares and warrants of Supertel (Note 31.I.ai))	(7,993)	-
Non-controlling interest on adjustments above (Note 31.I.w))	162,817	70,490
Shareholders’ equity under US GAAP attributable to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria	2,379,357	2,461,491
Non-controlling interest (Note 31.I.w))	1,827,961	2,220,650
Shareholders’ equity under US GAAP	4,207,318	4,682,141

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

Description of changes in shareholders’ equity under US GAAP:	Fiscal Year ended June 30,
	2012			2011
	Cresud	Non-controlling interest	Total	Cresud	Non-controlling interest	Total
- Shareholders’ equity at the beginning of the fiscal year	2,461,491	2,220,650	4,682,141	1,857,653	1,436,236	3,293,889
- Distribution of cash dividends	(61,499)	(133,193)	(194,692)	(69,000)	(121,406)	(190,406)
- Exercise of warrants – par value	-	-	-	2	-	2
- Additional paid-in-capital-warrants	-	-	-	15	-	15
- Non-controlling shareholders’contribution	-	76,377	76,377	-	114,159	114,159
- Other comprehensive income (Note 31.II.q))	(6,409)	(4,528)	(10,937)	(28,301)	(22,285)	(50,586)
- Acquisition of non-controlling interest	(36,525)	(225,457)	(261,982)	(208,857)	(325,680)	(534,537)
- Capital reduction	-	-	-	-	(12,770)	(12,770)
- Effect of Consolidation BrasilAgro/Cactus	-	-	-	-	900,796	900,796
- Cumulative adjustments for accounting charges in BHSA (Note 31.I.a))	-	-	-	49,449	-	49,449
- Settlement of BrasilAgro warrants	(2,706)	-	(2,706)	-	-	-
- Disposal of non-controlling interest in Jaborandí	(1,066)	1,066	-	-	-	-
- Additional paid-in-capital - Stock option plan	3,528	2,739	6,267	1,012	1,610	2,622
- Foreign currency translation	(58,692)	(133,904)	(192,596)	100,754	9,844	110,598
- Sell of non-controlling interest	-	-	-	-	161	161
- Net income under US GAAP	81,235	24,211	105,446	758,764	239,985	998,749
- Shareholders’ equity as of the end of the fiscal year	2,379,357	1,827,961	4,207,318	2,461,491	2,220,650	4,682,141

Description of reconciling items:

a)            Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As of June 30, 2012, the equity investees of the Company are BHSA, BACSA, Manibil, New Lipstick LLC, Rigby 183 LLC, Tarshop, AgroUranga and Agro Managers.

Banco Hipotecario and Banco de Crédito y Securitización:

During the years ended June 30, 2012, 2011 and 2010, the Company acquired additional shares in BHSA. These acquisitions were accounted for under the purchase method of accounting under Argentine GAAP. The majority of the assets and liabilities on BHSA's balance sheet are financial assets carried at fair value, or are short-term in nature. The carrying value of these short-term assets approximates fair value. In these acquisitions, the fair value of BHSA's net assets exceeded the purchase price paid. When the fair value of the net assets acquired exceeds the consideration paid, negative goodwill exists under Argentine GAAP. Under Argentine GAAP, non-financial assets were written down against the negative goodwill in these acquisitions. Any remaining negative goodwill was immediately recognized as a gain in the respective periods. Accordingly for the fiscal years ended June 30, 2011 and 2010, the Company recorded gains of Ps. 14.8 million and Ps. 70.4 million, respectively as a result of these transactions under Argentine GAAP.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

a)	Impact of US GAAP adjustments on equity investees (continued)

US GAAP requires that the difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary. The difference at the date of purchasing the additional shares in BHSA between the cost of the investment and underlying equity in net assets was accounted for according to its nature. The Company applied the provisions of ASC N° 805 “Business Combination” (ASC No. 805), in assigning this difference. Under US GAAP authoritative literature, the concept of a "bargain purchase" (the purchase price was substantially lower than the fair value of the underlying net assets) does not apply to an equity method investment since the investor does not control the underlying assets of the investee and therefore would not be able to realize the gain by selling the underlying assets of the investee to unlock this gain. Accordingly, under US GAAP the reconciling item includes the reversal of the gains of nil, Ps. 14.8 million and Ps. 70.4 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. Under US GAAP these gains are deferred and will be recognized upon consolidation or selling of the shares of BHSA.

Including the impact of the reversal of the gain explained above the US GAAP adjustments on the Company´s equity investees in BHSA related primary to (i) troubled debt restructuring; (ii) loan loss reserves; (iii) loan origination fees and costs; (iv) securitization of mortgaged loans; (vi) impairment of fore-closed assets; and (vii) consolidation of variable interest entities, among others. The US GAAP adjustments also include the effect of the elimination of intercompany results generated in the disposal of business related to Tarshop and Apsamedia as mentioned in note 31.I.ac). The impact of US GAAP adjustments related to BHSA were a loss of Ps. 31.4 million, a gain of Ps. 68.7 million and a loss of Ps. 26.4 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively; net of Ps. (2.3) million, Ps. (83.5) million and Ps. 188.3 million of other comprehensive income adjustments for the fiscal years ended June 30, 2012, 2011 and 2010, the recognition of paid in capital of Ps. 1.1 million for the fiscal year ended June 30, 2012 and the recognition of cumulative adjustments for accounting charges (related to the consolidation of variable interest entities for the adoption of ASU 2009-01) to shareholders’ equity of Ps. 49.5 million for the fiscal year ended June 30, 2011.

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

Argentine GAAP does not provide specific rules about this type of reorganizations. Under US GAAP, the Company applies the provisions of ASC No. 852 “Reorganizations”. Following ASC No. 852, if the reorganization value of the emerging entity immediately before the date of court approval is less than the total of liabilities, and the holders of existing voting shares immediately before court approval receive less than 50 percent of the voting shares of the emerging entity, fresh start accounting must be applied. The reorganization value of the entity shall be assigned to the entity's assets and liabilities in conformity with the procedures specified in ASC No. 805, “Business Combinations” (“ASC No. 805”) when the entity applies fresh start accounting. Accordingly, Metropolitan has recognized the results of the plan and the deconsolidation of its investment, and New Lipstick LLC has applied fresh start accounting.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

a)      Impact of US GAAP adjustments on equity investees (continued)

However, the results of the reorganization did not impact the results of IRSA under both US GAAP and Argentine GAAP since the Company had recognized a zero value on this investment as the share in Metropolitan’s losses exceeded its equity interest. Under Argentine GAAP, the investment in New Lipstick LLC is also accounted under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The original cost includes the cash contribution and the put option settled as part of the transaction. There are no differences with US GAAP in the recorded cost of the investment. For purposes of the reconciliation, the company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. The US GAAP adjustments on the New Lipstick LLC equity investee related primary to (i) revenue recognition and schedule rent increases of the lessees where the entity is the lessor; (ii) the straight line of the ground lessee where the entity is a lessee; and (iii) acquisition costs. The net US GAAP adjustment on the results of the investment in New Lipstick LLC amounts to a loss of Ps. 106.3 million and a loss of Ps. 35.6 million for the fiscal years ended June 30, 2012 and 2011, respectively.

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

For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on its equity investee, Rigby 183, which related primary to (i) differences in the accounting for operating leases; and (ii) differences in the accounting for business combinations. The net US GAAP adjustment on the investment in Rigby 183 amounts to a gain of Ps. 6.4 million and a gain of 3.2 million for the fiscal years ended June 30, 2012 and 2011, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

a)	Impact of US GAAP adjustments on equity investees (continued)

Tarshop:

APSA sold an 80% in Tarshop on September 13, 2010, and deconsolidated the subsidiary as of that date. As from September 13, 2010, APSA maintains a 20% interest in Tarshop and accounts for its investment under the equity method of accounting. The US GAAP adjustments on Tarshop’s equity investee related primary to (i) loan loss reserves; (ii) loan origination fees and costs and (iii) consolidation of variable interest entities. The impact of the US GAAP adjustments to the financial statements of Tarshop prepared under Argentine GAAP were a loss of Ps. 5.2 million and a gain of Ps. 2.9 million as of June 30, 2012 and 2011, respectively.

Under Argentine GAAP, the Company recognized the non-controlling investment retained under the equity method at the date control was lost. Under US GAAP APSA recognized the non-controlling investment retained at its fair value at the date control was lost. The US GAAP adjustment on APSA´s equity investee in Tarshop amounted to a loss of Ps. 9.8 million as of June 30, 2011. The net impact to equity of the adjustments described above amount to Ps. 6.9 million as of June 30, 2011 and Ps. 12.1 million as of June 30, 2012.

The remaining 80% interest in Tarshop is held by BHSA, an equity method investee of the Company, as further described above. Accordingly, the US GAAP adjustments on the Company’s equity investment in BHSA include also the portion of the US GAAP adjustments in Tarshop generated by the Company’s equity interest in BHSA.

As a result of the explanation on this note, the US GAAP adjustment on equity investee are summarized below:
	Fiscal Year ended June 30,
	2012	2011	2010
Equity Investees – Adjustments to net income
- Banco Hipotecario S.A.	(31,372)	68,692	(26,369)
- New Lipstick LLC	(106,339)	(35,582)	-
- Rigby 183 LLC	6,444	3,175	-
- Tarshop S.A...	(5,155)	2,925	-
- Agricultural equity investee	2	(4,813)	(24)
Total net income adjustments to US GAAP	(136,420)	34,397	(26,393)

	Fiscal Year ended June 30,
	2012	2011
Equity Investees – Adjustments to shareholder’s equity
- Banco Hipotecario S.A.	(41,453)	(8,941)
- New Lipstick LLC	(141,921)	(35,582)
- Rigby 183 LLC	9,619	3,175
- Tarshop S.A...	(12,078)	(6,923)
- Agricultural equity investee	1,584	1,582
Total equity adjustments to US GAAP	(184,249)	(46,689)

b)	Valuation of inventories

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

b)	Valuation of inventories (continued)

As of June 30, 2011 and 2010 the significant difference between Argentine and US GAAP is due to the increase of beef cattle prices.

Under Argentine GAAP inventories, primarily agricultural supplies, are valued at replacement cost. Changes in replacement cost are charged to income as incurred. Additionally, harvested crops for the Company’s operations in Bolivia are measured at net realizable value, with changes being recognized in the statement of income.

Under US GAAP purposes, consumable supplies are measured at the lower of cost or net realizable value. The cost of consumable supplies is determined using the weighted average method. The cost of hotel inventories is determined using the first-in first-out method. Additionally, harvested crops for the Company’s operations in Bolivia are measured at the lower of cost or net realizable value because there is not an active market for the produce in this country.

As a result of the above explanation, the US GAAP adjustment amounts to a gain of Ps. 11.1 million, a loss of Ps. 47.6 million and a loss of Ps. 52.3 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

c)    Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740, “Income Taxes”, (“ASC No. 740”).

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740-10 “Income Taxes” (“ASC No. 740-10”) (formerly FIN 48 “Uncertain Tax Positions”). However, as discussed in Note 2.(i) Resolution CD 93/2005 issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company had elected to continue treating these differences as permanent in its prior years´ financial statements. On October 24, 2011, in anticipation of IFRS for public entities, the CNV issued Resolution No. 592 which provides that issuers who followed the Resolution CD 93/2005 should recognize the deferred tax liability on a retroactive basis before its transition date, i.e. July 1, 2011 for IRSA. As a result, the Company recorded an adjustment to retroactively recognize the deferred tax liability and modified the amounts disclosed in the previous years as follows:

	As of June 30, 2011		As of June 30, 2010
	As adjusted	As previously issued	As adjusted	As previously issued

Reconciliation of net income
Income tax expense	6,158	21,539	31,629	55,068
Non-controlling on adjustments (Note 31.I.w)	(50,980)	(56,992)	(62,456)	(72,666)

Reconciliation of shareholders´equity
Deferred income tax	(44,501)	(166,195)
Non-controlling on adjustments (Note 31.I.w)	70,490	80,328

Under US GAAP, the Company applies ASC No. 830 “Foreign Currency Matters – Income Taxes” (“ASC No. 830”), which requires such differences to be treated as temporary.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

c)    Deferred income tax (continued)

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

Accordingly, under US GAAP, a full valuation allowance has been provided for the net deferred tax assets of Arcos del Gourmet and Llao Llao Resorts.

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

e)    Available-for-sale securities

As of June 30, 2012 and 2011, the Company´s available for sale securities include mutual funds, shares of public companies, mortgage bonds and government bonds.

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

Under Argentine GAAP, available-for-sale securities are carried at market value, with unrealized gains and losses recorded in income. Under US GAAP, pursuant to ASC No. 320 “Investments – Debt and Equity Securities” ("ASC No. 320"), these investments are classified as available-for-sale securities and, accordingly, unrealized gains and losses are excluded from income and reported as a separate component of shareholders’ equity. ASC No. 320 also states that for individual available-for-sale securities, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income shall be reclassified into the statement of income. See Note 31.II.l).

              f)     Effect of US GAAP adjustments on management fee

As discussed in Note 31.II.p), the Company entered into a Management Agreement with CAMSA, pursuant to which CAMSA provides agricultural advisory services and certain other administration services to the Company.

The Company pays CAMSA an annual fee equivalent to 10% of the after-tax net income of the Company for these services. The reconciliation to US GAAP includes the effects of the US GAAP adjustments on management fee.

              g)   Accounting for warrants

In March 2008, the Company issued 180 million warrants as part of the issuance of common stock. Under Argentine GAAP, proceeds from the issuance were allocated to the shares and warrants issued based on the relative

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

 g)   Accounting for warrants (continued)

fair market value estimated upon subscription. The fair value of the warrants was calculated using the Black-Scholes method as of the date of issuance. Under Argentine GAAP, the warrants were considered an equity instrument and the portion of the proceeds allocated to the warrants was recorded as additional paid-in capital. The warrant agreement requires that the Company file, and use best efforts to cause to be declared and keep effective, a registration statement covering the issuance of the shares underlying the warrants. However, the warrant agreement fails to specify the remedies, if any, that would be available to warrant holders in the event there is no effective registration statement covering the issuance of shares underlying the warrants. Under US GAAP, the accounting of the warrants as a derivative liability is required under ASC No. 815-40 “Derivatives and Hedging” (ASC No. 815-40) (formerly EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”) due to the absence in the warrant agreement of provisions addressing the exercise of the warrants in the absence of an effective registration statement. Under ASC No. 815-40, the registration of the common stock underlying the warrants is not within the Company's control. In addition, under ASC No. 815-40, in the absence of explicit provisions to the contrary in the warrant agreement, the Company must assume that it could be required to settle the warrants on a net-cash basis, thereby necessitating the treatment of the potential settlement obligation as a liability. Under the provisions of ASC No. 815-40, a contract designated as a liability must be carried at full fair value on a company’s balance sheet, with any changes in fair value recorded in the company’s results of operations. Under US GAAP, the proceeds were allocated first to the warrants on a full fair value basis with the residual allocated to common stock. The fair value of the warrants was Ps. 115.2 million as of the date of issuance. The US GAAP adjustment to equity represents the reclassification of additional paid-in capital to liability for such amount. The US GAAP adjustment to income represents the change in the fair value of the warrants. The Company recognized a gain of Ps. 76.5 million, a loss of Ps. 23.0 million and a loss of Ps. 23.8 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. Also, an amount of Ps. 0.02 million of warrants was exercised as of June 30, 2011. As such, this amount was reclassified from liabilities to equity.

h) Accounting for uncertainty in income taxes

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

i)     Depreciation of fixed assets

Prior to 2007, certain office and apartment buildings of the Company were being depreciated over a useful life of 50 years under Argentine GAAP. For US GAAP purposes, these buildings were being depreciated over a useful life of 40 years. Accordingly, the US GAAP adjustment reflected higher depreciation charges for US GAAP purposes. As a result of this adjustment, the net book value of these assets for US GAAP purposes differs from the book value for Argentine GAAP purposes. In the fiscal year ended June 30, 2007, independent appraisers reassessed the appropriateness of the useful lives of the Company’s office buildings and other properties. As a result of the work, the remaining useful lives of certain of these properties were reduced and no difference exists in the remaining useful life of these assets between Argentine GAAP and US GAAP. However, due to the different cost base of fixed assets for Argentine GAAP and US GAAP purposes, a US GAAP reconciling item for depreciation still exists.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

j) Pre-operating expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-opening activities and other start-up costs. These costs are amortized under the straight-line method generally over a period of three years. Under US GAAP, pursuant to ASC 720-15 - “Other Expenses-Start-up Costs” (“ASC No. 720-15”), such costs are charged to income as incurred. The US GAAP adjustment for the fiscal years ended June 30, 2012, 2011 and 2010 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expense on costs capitalized under Argentine GAAP and expensed under US GAAP.

k) Mortgage payable with no stated interest rate

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

l) Accounting for IRSA Step Acquisition

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

Under Argentine GAAP, when negative goodwill exists, any identifiable acquired intangible assets are not recognized. Negative goodwill is recognized as follows, as appropriate in the circumstances: (i) the portion of negative goodwill associated with future expected losses is recognized in income as losses are incurred; and/or (ii) the amount of negative goodwill exceeding the amount represented by the interest acquired over the non-monetary assets is recognized in income at acquisition date; and /or (iii) the amount of negative goodwill not exceeding the amount represented by the interest acquired over the non-monetary assets is deferred and amortized to income under the straight line method over the weighted average useful lives of the identifiable net assets of the acquired value and negative goodwill was recognized and amortized under the straight-line method over 20 years.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

l)	Accounting for IRSA Step Acquisition (continued)

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

The new cost bases give rise to the following reconciling items under US GAAP with their corresponding effects in the Consolidated Statement of Income:

(a)	Reversal of the amortization of negative goodwill recognized under Argentine GAAP;

(b)	Lower depreciation charges for non-current assets which fair values were reduced on a pro rata basis;

(c)	Amortization charges for intangible assets and liabilities which were assigned a zero value under Argentine GAAP;

(d)	Corresponding effects on deferred income taxes and minority interest (included separately in corresponding line items).

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

m) Securitization accounting

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

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net gain from retained interest in securitized receivables of Tarjeta Shopping” in the accompanying Consolidated Statements of Income. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables” in the accompanying Consolidated Balance Sheets. CPs are carried at their equity value based on financial statements issued by the trusts, less allowances for impairment if the carrying value exceeds their fair value and classified as investments in the accompanying Consolidated Balance Sheets. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

m)     Securitization accounting (continued)

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

Prior to July 1, 2010, the retained interests in securitized credit card receivables were treated as an equity security classified as available-for-sale in accordance with ASC No. 320 “Investments – Debt and Equity Securities” (“ASC No. 320”), and were carried at fair value. At the time of securitization, the retained interest was initially recorded at the basis allocated in accordance with ASC No. 860. This original cost basis was periodically adjusted to fair value, which was based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projected cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) were recorded as a component of other comprehensive income. ASC No. 320 also stated that for individual securities classified as available-for-sale an enterprise should determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income should be reclassified into the statement of income. Cash reserves were considered retained interests and as such they were considered in calculating the gain or loss on the sale of receivables under US GAAP.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

m)     Securitization accounting (continued)

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

	Cost	Estimated unrealized (loss) (i)	Fair value (ii)
Retained Interest as of June 30, 2010	119,576	(4,457)	115,119

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

July 1, 2010
Total Assets (1)	268,692
Total Liabilities (2)	151,559
CPs	117,133

(1)	Included cash and due from banks, credit card receivables net of allowances and other assets.
(2)	Included debt securities and other liabilities.

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

The shareholders’ equity adjustments as of such date represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts were carried at the lower of their equity value and their fair value. Under US GAAP those retained interests were considered available-for-sale securities in accordance with ASC No. 320 and, as a result, were carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity as of June 30, 2010 are as follows:

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

m)     Securitization accounting (continued)

2010
Equity value, net of allowances, as reported under Argentine GAAP	144,913
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP	(29,794)
Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	115,119
Estimated fair value of retained interests related to securitization programs that qualified as a sale under US GAAP	115,119
US GAAP adjustment	-

The US GAAP adjustments affecting net income as reported under Argentine GAAP for the fiscal year ended June 30, 2010, are as follows:

2010
Reversal of gains recognized under Argentine GAAP	(6,374)
Recognition of gains under US GAAP on the sale of receivables	4,094
US GAAP adjustment	(2,280)

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

The following summarizes the changes in the balance of the Company's retained interests for the fiscal year ended June 30, 2010:
	Cost	Estimated unrealized gain (loss)	Fair value (i)
Balance as of June 30, 2009	134,659	(6,737)	127,922
Increase in retained interest	56,724	-	56,724
Liquidation of retained interests	(71,807)	-	(71,807)
Change in unrealized gain	-	2,280	2,280
Balance as of June 30, 2010	119,576	(4,457)	115,119

(i)	Unrealized gains for the fiscal year ended June 30, 2010 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

n)     Present- value accounting

Under Argentine GAAP, certain tax credits and liabilities are measured at present value as of fiscal year-end. Under US GAAP, present valuing or discounting of these assets is precluded. The US GAAP adjustments amount to a loss of Ps. 4.1 million, Ps. 4.0 million and Ps. 1.4 million for the fiscal years ended June 30, 2012, 2011 and 2010.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

o)     Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed for the fiscal years ended June 30, 2012, 2011 and 2010 amounted to Ps. 0.7 million, Ps. 1.1 million and Ps. 1.2 million, respectively. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Previously impairment losses reversed under Argentine GAAP increased the assets costs giving rise to higher depreciation expenses. These higher depreciation charges are reversed under US GAAP which for the fiscal years ended June 30, 2012, 2011 and 2010 amounted to Ps. 4.4 million, Ps. 4.3 million and Ps. 4.3 million, respectively. Therefore, the US GAAP adjustment represents the net effect of (i) a loss for the reversal of previously recognized impairment losses under Argentine GAAP and (ii) a gain for lower depreciation charges under US GAAP.

p)    Accounting for real estate barter transactions

In the ordinary course of business, IRSA enters into certain non-monetary transactions with third parties pursuant to which IRSA sells parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 2.f. for details of the transactions.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized at the time of the exchange. Under Argentine GAAP, the Company recorded gains of nil, Ps. 51.6 million, and nil for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

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

Furthermore, the Company completed certain barter transactions where it does not receive a down payment or receives a down payment which is less than 10% of the sales price. As these transactions involved the exchange of real estate and the amount of the monetary consideration was not significant, IRSA concluded that the exchange is a nonmonetary transaction, and considered the guidance in ASC No. 360-20 "Property, Plant and Equipment - Real Estate" ("ASC No. 360-20") for the recognition of gain. IRSA accounted for these barter transactions under the deposit method as prescribed in ASC 360-20. Under the deposit method IRSA does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the buyer has assumed the liability. IRSA discloses that those items are subject to a sales contract. Therefore, under US GAAP, in these cases any gain recognized under Argentine GAAP is reversed. During the fiscal year ended June 30, 2011, IRSA completed a barter transaction with TGLT whereby IRSA exchanged a plot of land located in the neighborhood of Caballito for residential units to be constructed in the future. Therefore, IRSA determined that the gain related to this transaction of Ps. 43.4 million should be reversed for US GAAP.

IRSA completed through APSA another barter transaction, i.e. the agreement with TGLT to barter the Beruti plot of land, whereby IRSA exchanged a parcel of land for monetary consideration and residential units to be constructed in the future. As of June 30, 2011, IRSA recognized a gain of Ps. 20.5 million on this transaction under Argentine GAAP. Under US GAAP, IRSA evaluated the guidance and considered that this transaction is partly monetary and non-monetary. The gain of the non-monetary exchange of land for finished units will be deferred until the units are finished and delivered to IRSA. Once that delivery occurs, IRSA will evaluate if the non-monetary transaction qualifies for gain recognition under ASC No. 845. For the monetary portion of the transaction, IRSA followed ASC 845-10-15-15 through 16 and considering that: i) the sale is consummated, ii) consideration has been exchanged, iii) the cash received is not subject to future subordination, and iv) the risks and rewards of ownership have been transferred, concluded that the transaction met the criteria for sale recognition under ASC 360. Therefore, IRSA determined that the gain related to the non-monetary portion of the transaction of Ps. 8.2 million should be reversed for US GAAP while maintaining the gain of Ps. 12.3 million for the monetary portion of the transaction.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

p)    Accounting for real estate barter transactions (continued)

The gain under US GAAP was calculated as the total gain multiplied by a factor determined as the consideration received over the sum of the consideration plus the fair value of the item received.

For the fiscal years ended June 30, 2012, 2011 and 2010, a total gain related to barter transactions of nil, Ps. 51.6 million, and nil, respectively, recorded under Argentine GAAP, was reversed under US GAAP. However, the US GAAP adjustment also reflects the effect of gains nil, Ps. 27.0 million and Ps. 0.7 million, for the fiscal years ended June 30, 2012, 2011 and 2010, respectively, related to the conclusion of barter transactions originated in prior fiscal years for which the related results have been previously recognized for Argentine GAAP purposes.

q)     Reversal of loss (gain) from valuation of real estate inventories at net realizable value

Under Argentine GAAP, inventories for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of fiscal year-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. The US GAAP adjustment for the fiscal year ended June 30, 2012, represents (i) the recognition of gains of Ps. 9.5 million related to the sale of Rosario plot of land, Ps. 0.4 million related to the sale of units of Caballito (see Note 4.e (i)), and Ps. 1.0 million related to the sale of residential plots of El Encuentro (see Note 4.e. (ii)), since the conditions for revenue related to these prior transactions were fulfilled for US GAAP purposes, recognized under Argentine GAAP in previous years, and (ii) the reversal of a gain of Ps. 3.4 million related to sales which conditions were not fulfilled for US GAAP purposes and the reversal of a gain of Ps. 0.7 million related to Abril project.

The US GAAP adjustment for the fiscal year ended June 30, 2011, represents: (i) the recognition of gains of Ps. 1.2 million related to the sale of Carlos Gardel plot of land and Ps. 16.5 million related to the sale of units of Caballito Nuevo, since the conditions for revenue related to these prior transaction were fulfilled for US GAAP purposes, recognized under Argentine GAAP in previous years, and (ii) the reversal of gains of Ps. 15.0 million related to the sale of Rosario plot of land and Ps. 0.4 million related to the sale of residential plots of El Encuentro, recognized under Argentine GAAP.

The US GAAP adjustment for the fiscal year ended June 30, 2010, represents: (i) the recognition under US GAAP of previously recognized losses under Argentine GAAP of Ps. (0.2) million, for which deeds of title were signed, and (ii) the reversal of gains recognized under Argentine GAAP of Ps. 6.4 million.

r)   Appraisal revaluation of fixed assets

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

s)     Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs related to software developed or obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of ASC No. 350-40 “Intangibles - Goodwill and Other - Internal-Use” (“ASC No. 350-40”).

The US GAAP adjustment for the fiscal years ended June 30, 2012, 2011 and 2010 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expense on costs capitalized under Argentine GAAP and expensed under US GAAP. As of June 30, 2011, these costs were fully amortized under Argentine GAAP.

During the fiscal year ended June 30, 2012, the Company did not capitalize any costs.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

t)      Reversal of capitalized financial costs

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the fiscal years ended June 30, 2012, 2011 and 2010. Under US GAAP, the Company applied the provisions of ASC No. 835-20 “Interest - Capitalization of Interest” (“ASC No. 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC No. 835-20. The US GAAP reconciling item represents the net effect of (i) reversing the foreign exchange differences capitalized under Argentine GAAP related to the acquisition and construction of PAMSA, Arcos del Gourmet and Shopping Neuquén for the fiscal years ended June 30, 2012, 2011 and 2010 amounting to a loss of Ps. 0.5 million, a loss of Ps. 0.5 million and a gain of Ps. 1.8 million, respectively; and (ii) the reversal of depreciation expense on foreign exchange differences capitalized under Argentine GAAP and expensed under US GAAP amounting to Ps. 1.8 million for the fiscal year ended June 30, 2012 and Ps. 1.7 million for the fiscal years ended 2011 and 2010.

u)     Debtor’s accounting for a modification of APSA convertible debt instruments

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

u)     Debtor’s accounting for a modification of APSA convertible debt instruments (continued)

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above were met. Accordingly, the change of the debt instrument was not accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively, amounting to nil, Ps. 0.5 million and Ps. 0.2 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

           v)     Revenue recognition

v.1) Deferred commissions

Under Argentine GAAP, lease commissions earned are recognized at the time a transaction is successfully completed. A transaction is considered successfully concluded when both parties have signed the related lease contract. Under US GAAP, lease commissions are deferred and amortized to income over the term of the respective leases. The US GAAP adjustment amounts to a loss of Ps. 9.0 million, Ps. 10.4 million and Ps. 3.2 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

v.2) Scheduled rent increases

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

v)     Revenue recognition (continued)

ASC No. 840 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured, shall be considered "noncancelable" for purposes of this definition.

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

The US GAAP adjustment amounts to a gain of Ps. 26.5 million, Ps. 15.0 million and Ps. 17.0 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

v.3) Deferred insurance and origination fees

Under Argentine GAAP, the Company, through its investments in Tarshop, accounted for revenues from life and disability insurance and origination fees related to credit card and personal loans receivables on an up-front basis. Under US GAAP, revenue from life and disability insurance and origination fees is recognized to income on a straight line basis over the term of the respective underlying receivables. APSA sold an 80% in Tarshop on September 13, 2010, and deconsolidated the subsidiary as of that date. As from September 13, 2010, APSA maintains a 20% interest in Tarshop and accounts for its investment under the equity method of accounting. Therefore, there is no longer a US GAAP adjustment to equity for this item as of June 30, 2011 and 2012. The US GAAP adjustment to income for the fiscal year ended June 30, 2011 related to the deferral of these revenues through the date Tarshop was deconsolidated with APSA. Any US GAAP adjustment related to this item is included in the determination of the equity investment in Tarshop.

w)       Non-controlling interest

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

As described in Note 31.I.(c) above, the Company modified the amounts disclosed in previous years.

x)	Amortization of fees related to Series II of APSA Non Convertible Notes

Under Argentine GAAP, fees and expenses relating to the Series II of APSA Non-Convertible Notes are amortized on a straight-line method over the term of the agreement. Under US GAAP, following ASC No. 310-20 “Receivables – Nonrefundable Fees and Other Costs” (“ASC 310-20”), such costs are amortized over the same period but using the effective interest method. The US GAAP adjustments amount to a loss of Ps. 0.05 million, Ps. 0.1 million and Ps. 0.1 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

y)     Recognition of put option

In July 2008, the Company acquired a 30% in Metropolitan. This transaction included a put right exercisable through July 2011 to sell 50% of the equity interest acquired for a price equal to the original amount paid plus interest. Under Argentine GAAP, the Company recorded the put option at fair value and adjusted it on a monthly basis with fair value increases or decreases against income. Under US GAAP, the Company determined that the terms of the put option did not meet the definition of a derivative financial instrument for the fiscal year ended June 30, 2010. Accordingly, the value of the put option was derecognized under US GAAP in this fiscal year.

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

ASC No. 815 provides that a contract fits the description of net settlement if its settlement provisions meet one of the following criteria: (a) neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount); (b) one of the parties is required to deliver an asset of the type described in the guidance but there is a market mechanism that facilitates net settlement; (c) one of the parties is required to deliver an asset of the type described in the guidance, but that asset is readily convertible to cash or is itself a derivative instrument.

As of June 30, 2010 characteristics a. and b. were met since underlying is the quantity of shares to sell under the put option agreement and there was no initial net investment; however characteristic c. was not met since the Company was required to deliver an asset of the type described in the guidance but there is no market mechanism that facilitates net settlement nor the asset is readily convertible to cash or is itself a derivative instrument because shares of Metropolitan 885 Third Avenue LLC are not traded on public markets.

As of June 30, 2010, the fair value of the put option amounted to Ps. 48.5 million under Argentine GAAP. Due to foreign currency translation procedures a cumulative translation adjustment (“CTA”) of Ps. 3.6 million was also generated for the recognition of the put option.

As part of the reorganization of Metropolitan, on December 30, 2010 the put option was surrendered and used as consideration for the increased interest of the emerging entity New Lipstick LLC. The US GAAP adjustment for the fiscal year ended June 30, 2011 represents a gain due to the recognition at fair value of the put option as the put option was settled at the date of the reorganization. The US GAAP adjustment for the fiscal year ended June 30, 2010, represents the reversal of the recognition at fair value of the put option under Argentine GAAP.

z)   Accounting for investment in Hersha Hospitality Trust and TGLT

Hersha Hospitality Trust

IRSA held a 9.13% and 12.1% interest in Hersha Hospitality Trust as of June 30, 2012 and 2011, respectively. Under Argentine GAAP, this investment has been valued at cost. Under US GAAP, since the investment in Hersha Hospitality Trust represents an investment in an equity security with a readily determinable fair value and not held for trading, the investment has been valued at fair value in accordance with ASC No. 320. Gains or losses resulting from changes in fair value are recognized in other comprehensive income in the shareholders equity.

The cost and estimated fair values of Hersha Hospitality Trust as of June 30, 2012 and 2011 were as follows:

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

z )Accounting for investment in Hersha Hospitality Trust and TGLT (continued)

	Amortized Cost Basis	Fair Value	Gross unrealized Gain
June 30, 2012
Hersha Hospitality Trust	300,666	432,771	132,105
	300,666	432,771	132,105

June 30, 2011
Hersha Hospitality Trust	216,757	355,893	139,136
	216,757	355,893	139,136

TGLT

Under Argentine GAAP, the Company held a 9.25% and 8.88% interest in TGLT as of June 30, 2012 and 2011, respectively, and accounted for this investment at acquisition cost since it is not held for trading. TGLT is a public company in Argentina whose shares are traded in the Buenos Aires Stock Exchange. Under US GAAP, the investment in TGLT represents an investment in equity securities with readily determinable fair value and not held for trading. Accordingly, under US GAAP, the Company also applies ASC No. 320 and accounts for this investment at fair value with unrealized gains or losses excluded from income and reported separately in shareholders’ equity.

The cost and estimated fair value of TGLT as of June 30, 2012 and 2011 were as follows:

	Amortized Cost Basis	Fair Value	Gross unrealized gain
June 30, 2012
TGLT	59,031	65,131	6,100
	59,031	65,131	6,100

June 30, 2011
TGLT	56,381	68,636	12,255
	56,381	68,636	12,255

aa) Differences in basis relating to purchase accounting

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

Acquisition of Arcos del Gourmet

On November 27, 2009, the Company completed the acquisition of an 80% controlling interest in Arcos. Arcos is a company holder of a concession right to exploit the land and attached assets owned by the ONABE. The concession is for an initial term of sixteen years renewable at the option of the holder for an additional four year period. Under the concession, the Company is obligated to pay a monthly concession fee to ONABE. The land and attached assets (mainly old warehouses and adjacent spaces) are capable of being reconverted into a shopping mall, cultural complex and other recreational facilities after incurring significant capital expenditures. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

aa)  Differences in basis relating to purchase accounting (continued)

on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. The holders of the rights from ONABE were individual persons who did not have the financial feasibility, expertise and scale to obtain the projected returns from the concessioned assets as well-established real estate market participants in the arca have. Thus, they agreed to sell their rights to the Company for a fair amount of consideration although far below the fair value of the business. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.f). In the acquisition of Arcos, the principal asset acquired was the concession right and since negative goodwill existed, this intangible was reduced by the amount of negative goodwill absorbing it completely. Therefore, no negative goodwill remained under Argentine GAAP. In addition, under Argentine GAAP, the minority interest was recognized at the proportionate share of the acquiree´s identifiable net assets (the proportionate share method) at the acquisition date.

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

As a result of the above explanation, the US GAAP adjustment as of June 30, 2010 for the acquisition of Arcos represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 58.8 million; (ii) the recognition of the non-controlling interest at fair value for Ps. 12.1 million; and (iii) the charge expense of transaction costs for Ps. 0.4 million.

Pro forma results as if the acquisition had occurred as of the beginning of the comparative fiscal year have not been presented based on materiality grounds.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Cash and cash equivalents acquired	13
Fair value of non-cash assets acquired	103,120
Fair value of liabilities assumed	(8,124)
Fair value of net assets acquired	95,009
Non-controlling interest	(12,077)

Purchase price	24,108
Seller financing	(14,213)
Cash and cash equivalents acquired	(13)
Advance payments	(2,254)
Net cash paid for the acquisition	7,628

Acquisition of Soleil Factory shopping center business

On July 1, 2010, the Company acquired the "Soleil" business from INCSA. Soleil is a shopping center located in San Isidro, Province of Buenos Aires. Under Argentine GAAP, the Company determined that the

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

    I- Differences in measurement methods (continued)

aa)  Differences in basis relating to purchase accounting (continued)

transaction represented the acquisition of a business, and accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are then assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.f).

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

As a result of the above explanation, the US GAAP adjustment as of June 30, 2011 for the acquisition of Soleil represents the net effect of (i) the charge expense of transaction costs for Ps. 2.8 million, (ii) the recognition of a bargain purchase gain of Ps. 18.5 million and (iii) the charge expense of amortization for Ps. 4.1 million. This bargain purchase gain arose due to the underperformance and undermanagement of the underlying "Soleil" shopping center business. Additionally, the purchase price was negotiated between the parties when a preliminary agreement was signed in December 2007, and was not subsequently modified. Since December 2007, there were periods on inflation in Argentina, generating a higher fair value of Soleil´s net assets at the date of acquisition. This increase in the fair value of net assets acquired without a corresponding increase in the purchase price, also generated this bargain purchase gain.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Fair value of non-cash assets acquired (i)	81,093
Fair value of liabilities assumed	(1,108)
Fair value of net assets acquired	79,985

Purchase price	61,486
Seller financing	(33,403)
Advance payments (ii)	(28,083)
Net cash paid for the acquisition	-

(i)	Corresponds to fixed assets of Ps. 67.0 million, intangible assets of Ps. 3.1 million, air space of Ps. 6.7 million and deferred income assets of Ps. 4.3 million.
(ii)	Amount paid in 2007 when preliminary agreement was signed between INCSA and the Company.

In the period from acquisition to June 30, 2011, Soleil contributed revenues of Ps. 22.1 million and net income of Ps. 9.6 million to the Company’s consolidated results. If Soleil had been acquired on July 1, 2009, combined revenues of the Company would have been Ps. 1,026.6 million (unaudited) and net income would have been Ps. 231.0 million (unaudited) for the fiscal year ended June 30, 2010. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of Soleil to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from July 1, 2009, together with its consequential tax effects.

31. Differences between Argentine GAAP and US GAAP (continued)

   I- Differences in measurement methods (continued)

aa)  Differences in basis relating to purchase accounting (continued)

Acquisition of BrasilAgro

On October 20, 2010 the Company acquired from Tarpon 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock and 64,000 warrants from the First Issue and 64,000 warrants from the Second Issue.

As mentioned in Note 2.b), Cresud is owner of 23,160,450 shares or 39.64% of BrasilAgro’s outstanding stock as of June 30, 2012.

Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business and accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are immaterial and have not been considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are then assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.f). In addition, under Argentine GAAP, the minority interest was recognized at the proportionate share of the acquiree´s indentifiable net assets (the proportionate share method) at the acquisition date.

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

As a result of the above explanation, the US GAAP adjustment as of June 30, 2011 for the acquisition of BrasilAgro represents the net effect of (i) the recognition of a bargain purchase gain of Ps. 72.9 million and (ii) the recognition of the non-controlling interest at fair value for Ps. 354.8 million, (iii) the gain from the re-measurement of the previously held interest at fair value of Ps. 162.4 million, and (iv) reversion of the amortization of negative goodwill and higher values under Argentine GAAP for Ps. (6.9) million.

In the period from acquisition to June 30, 2011, BrasilAgro contributed revenues of Ps. 210.9 million and net income of Ps. 23.1 million to the Company’s consolidated results. If BrasilAgro had been acquired on July 1, 2010, combined revenues of the Company would have been Ps. 2,380.9 million (unaudited) and net income would have been Ps. 998.8 million (unaudited) for the fiscal year ended June 30, 2011. If BrasilAgro had been acquired on July 1, 2009, combined revenues of the Company would have been Ps. 1,748.6 million (unaudited) and net income would have been Ps. 419.1 million (unaudited) for the fiscal year ended June 30, 2010. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of BrasilAgro to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from July 1, 2009 or 2010, as applicable, together with its consequential tax effects.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows (in thousands):

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   I- Differences in measurement methods (continued)

aa)   Differences in basis relating to purchase accounting (continued)

Cash and cash equivalents acquired	413,165
Fair value of non-cash assets acquired	2,400,102
Fair value of liabilities assumed	(747,347)
Fair value of net assets acquired	2,065,920
Minority interest	(897,981)

Purchase price	263,669
Cash and cash equivalents acquired	413,165
Net cash paid for the acquisition	263,663

As of June 30, 2012 the adjustment represents the reversal of the amortization of negative goodwill and higher values recognized under Argentine GAAP for Ps. 16.3 million;

Subsequent to June 30, 2011, BrasilAgro sold to third parties certain of its assets (i.e. primarily farmlands). The gain on the sale of these assets was determined by comparison between their cost basis to the Company and the consideration received. These assets had a different cost basis between Argentine GAAP and US GAAP on the Company’s books, resulting in a higher cost basis under US GAAP. Consequently, the reconciling item also includes the adjustment to account a loss to Ps. 26.8 million under US GAAP.

Acquisition of Apsamedia shares

On January 13, 2011, the Company completed the acquisition of an additional 50% interest in Apsamedia. As from that date, Apsamedia becomes a wholly-owned subsidiary of the Company. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.f).

Under US GAAP, the Company applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, the Company accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Under ASC No. 805, the acquirer’s previously held equity interest is remeasured to fair value at the date the controlling interest is acquired. Any difference between the carrying value and the fair value of the previously held equity interest is recognized as a gain or loss in the statement of income. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any non-controlling interest is a bargain purchase gain and should be recognized in earnings. Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred. There were no significant transaction costs as part of the transaction.

As a result of the above explanation, the US GAAP adjustment as of June 30, 2011 for the acquisition of Apsamedia represents the effect of (i) the recognition of a bargain purchase gain of Ps. 2.4 million and (ii) the gain from the re-measurement of the previously held interest at fair value of Ps. 7.6 million.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   I- Differences in measurement methods (continued)
aa)   Differences in basis relating to purchase accounting (continued)

Cash and cash equivalents acquired	2,279
Fair value of non-cash assets acquired (i)	75,414
Fair value of liabilities assumed	(41,680)
Fair value of net assets acquired	36,013

Purchase price	25,947
Net cash paid for the acquisition	25,947

(i)	Corresponds mainly to intangible assets of Ps. 15.2 million, receivables of Ps. 55.6 million and other assets of Ps. 4.6 million.

In the period from acquisition to June 30, 2011, Apsamedia contributed revenues of Ps. 4.8 million and net income of Ps. 0.5 million to the Company’s consolidated results. If Apsamedia had been acquired on July 1, 2010, combined revenues of the Company would have been Ps. 1,168.8 million (unaudited) and net income would have been 288.4 million (unaudited) for the fiscal year ended June 30, 2011. If Apsamedia had been acquired on July 1, 2009, combined revenues of the Company would have been Ps. 1,031.8 million (unaudited) and net income would have been 220.4 million (unaudited) for the fiscal year ended June 30, 2010. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of Apsamedia to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from July 1, 2009 or 2010, as applicable, together with its consequential tax effects.

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

The Company performed Step 1 of the goodwill impairment testing as of the end of its fiscal year June 30, 2010. The Step 1 tests indicated that the fair value of the reporting units -calculated primarily using discounted expected future cash flows- exceeded their carrying values as of that date. Accordingly, Step 2 of the goodwill impairment testing was not required and no impairment charges were necessary. There were no impairment indicators present as of June 30, 2011 and 2012, and therefore, no test was performed as of that date.

As a result of the explanation on this note, the US GAAP reconciling item represents the net effect of the followings adjustments:

	Fiscal Year ended June 30,
	2012	2011
US GAAP adjustments:
- Differences in the purchase price allocation process	(43,121)	(10,895)
- Bargain purchase	-	169,955
- Re-measurement of the previously held interest at fair value	-	93,651
- Recognition of the non-controlling interest at fair value	-	354,794
- Transaction costs	-	(2,768)
- Total	(43,121)	604,737

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   I- Differences in measurement methods (continued)

ab)    Acquisition of non-controlling interest

1.	Acquisition of non-controlling interest in IRSA

During fiscal years ended June 30, 2012 and 2011, the Company acquired an additional minority interest in IRSA of 6.5% and 0.22% for US$ 35.0 million and US$ 1.6 million, respectively. Under Argentine GAAP, the difference between the consideration paid and the carrying value of the minority interest acquired was treated as negative goodwill and amortized to income over a period of 20 years.

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

2.  Acquisition of non-controlling interest in Cactus

During fiscal year ended June 30, 2012 the Company acquired an additional minority interest in Cactus of 20% for US$ 1.4 million. Under Argentine GAAP, the difference between the consideration paid and the carrying value of the minority interest acquired was treated as goodwill. The goodwill generated in this transaction was impaired as of June 30, 2012.

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

Additionally, for the fiscal year ended June 30, 2012, the Company reversed the impairment charge on goodwill generated by the acquisition of the non-controlling interest in Cactus recognized under Argentine GAAP for an amount of Ps. 10.5 million.

3.   Acquisition of non-controlling interest in Jaborandí

During fiscal year ended June 30, 2012 the Company acquired an additional minority interest in Jaborandí of 49% for Ps. 48.1 million paying a sum higher than the net assets acquired in order to own the whole of the Company. Under Argentine GAAP, the difference between the consideration paid and the carrying value of the minority interest acquired was treated as goodwill.

Under US GAAP, the Company applied the principles of ASC No. 810 “Consolidation” in accounting for changes in ownership interests. As per ASC No. 810-10-65, when an additional interest is obtained and control is

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   I- Differences in measurement methods (continued)

ab)     Acquisition of non-controlling interest (continued)

maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control. Since under Argentine GAAP there were no additional acquisition adjustments recognized, there is no US GAAP adjustment in this regard. However, under US GAAP, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest´s equity as a credit or debit to additional paid in capital. Therefore, no gain or loss is recognized in the statement of income and the carrying value of the non-controlling interest is reclassified from non-controlling interest to controlling interest´s equity.

4.   Acquisition of non-controlling interest in APSA

On October 15, 2010, IRSA’s Board of Directors resolved to exercise the option for the acquisition of the 29.55% minority interest in APSA held by PASA, cancelling the outstanding amount of US$ 120.0 million and thus increasing IRSA’s interest in APSA to 94.89% as of June 30, 2011 (the “APSA Acquisition”). During the fiscal year ended June 30, 2012, E-Commerce acquired through successive purchases 44,232 shares of APSA, for a total amount of Ps. 0.7 million, which represents a 0.035% of APSA’s capital stock. After such acquisitions, the direct and indirect interest of the Company in APSA amounts to 95.61% as of June 30, 2012.

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

The APSA Acquisition in 2011 generated negative goodwill since the fair value of the net tangible and intangible assets acquired exceeded the cost of acquisition.

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

Under US GAAP, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest´s equity as a credit to additional paid in capital. Therefore, no gain or loss is recognized in the statement of income and the carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling ownership interest in APSA, amounting to Ps. 290.6 and Ps. 290.2 million for the fiscal years ended June 30, 2012 and 2011, respectively.

As a result of the above explanation, the US GAAP net income adjustment for the APSA Acquisition, amounting to Ps. 1.8 million for the fiscal year ended June 30, 2012, represents the net effect of (i) reversing the amortization of negative goodwill recorded under Argentine GAAP; and (ii) lower depreciation charges on lower carrying amounts of fixed assets under US GAAP. The US GAAP equity adjustment includes the above item and the recognition of an additional paid in capital under US GAAP of Ps. 207.9 million in shareholders’ equity.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   I- Differences in measurement methods (continued)

ab)     Acquisition of non-controlling interest (continued)

In addition, under Argentine GAAP, negative goodwill is being amortized under the straight-line method over a period of 20 years. Consequently, the US GAAP adjustment also reflects the reversal of the amortization of negative goodwill under Argentine GAAP.

5.     Acquisition of non-controlling interest in Arcos del Gourmet

During the year ended June 30, 2012, the Company acquired an additional participation in Arcos del Gourmet.

Under Argentine GAAP, the Company accounted the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

Under US GAAP, the Company applied the principles of ASC-810-10-45 in accounting for changes in ownership interests. As per ASC 810-10-45, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control.

Under US GAAP, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to share premium. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

Consequently, as of June 30, 2012, the Company: (i) derecognized goodwill for Ps. 5.7 million, (ii) recognized a decrease in non-controlling interest for an amount of Ps. 3.3 million and (iii) derecognized net assets for Ps. 9.0 million, and (iv) recognized a debit of Ps. 11.4 million against equity. Under Argentine GAAP there were no amortization or depreciation of net assets recognized thus, there was no adjustment on reconciliation of net income.

ac)    Disposal of business

Disposal of equity interest in Tarshop

On September 13, 2010, APSA completed the disposal of an 80% controlling interest in Tarshop to BHSA, a related party to the Company. Under Argentine GAAP, the Company (i) derecognized the assets and liabilities at their carrying amounts at the date control was lost; (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained under the equity method at the date control was lost and (iv) recognized the resulting difference as a loss on the sale in the statement of income. Under Argentine GAAP, the Company derecognized, as of June 30, 2011, net assets of Ps. 149.1 million, recognized a non-controlling investment of Ps. 28.9 million and recognized a loss on the sale of Tarshop of Ps. 13.9 million in the statement of income.

Under US GAAP, the Company applied the provisions of ASC No. 810. Under ASC No. 810, the loss of control in subsidiary results in the recognition of a gain or loss on the sale of the interest sold and on the revaluation of any retained non-controlling investment. A loss of control is an economic event, similar to that of gaining control, and, therefore, is a remeasurement event. As a result, under US GAAP, the Company (i) derecognized the assets and liabilities of Tarshop at their carrying amounts at the date control was lost (including associated goodwill); (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained at its fair value at the date control was lost and (iv) recognized the resulting difference as gain or loss in income

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   I- Differences in measurement methods (continued)

ac)    Disposal of business (continued)

attributable to the Company. The resulting gain or loss is calculated as the difference between (1) the aggregate of (a) the fair value of the consideration received and (b) the fair value of the non-controlling investment retained in the former subsidiary on the date the subsidiary is deconsolidated; and (2) the carrying amount of the former subsidiary´s net assets. Under US GAAP, as of June 30, 2011 the Company derecognized net assets of Ps. 96.5 million, recognized a non-controlling investment of Ps. 19.1 million and determined a gain of Ps. 28.8 million. Under US GAAP, this resulting gain relates to both the interest sold and the non-controlling investment retained. The loss related to the remeasurement of the non-controlling investment retained to fair value is Ps. 0.2 million.

As a result of the above explanation, the US GAAP adjustments represent the difference between the Argentine GAAP loss on the sale and the US GAAP aggregate gain on the interest sold and non-controlling investment retained.

Disposal of Apsamedia’s business

On January 13, 2011, APSA completed the disposal of Apsamedia’s credit portfolio to Tarshop. Under Argentine GAAP, the Company as of June 30, 2011 (i) derecognized the assets at their carrying amounts at the date of disposal; (ii) recognized the fair value of the consideration received; and (iii) recognized the resulting difference as a gain on the sale in the statement of income. Under Argentine GAAP, the Company derecognized net assets of Ps. 22.2 million, and recognized a gain on the sale of Apsamedia’s credit portfolio of Ps. 15.2 million in the statement of income.

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

ad)   Allowance for loan losses of credit card portfolio of Apsamedia

Under Argentine GAAP, the allowance for loan losses is calculated according to specific criteria. Loan loss reserves for consumer loans are based on the client’s aging.

Under US GAAP purposes, the Company has performed a migration analysis for credit cards loans of Apsamedia following the ASC 450-20 and historical loss ratios were determined by analyzing historical losses, in order to calculate the allowance required for smaller-balance impaired loans and unimpaired loans for US GAAP purposes. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios were updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

As a result of the analysis mentioned before, the Company recorded a gain of Ps. 1.6 million for the fiscal year ended June 30, 2012 and a loss of Ps. 2.1 million for the fiscal year ended June 30, 2011. No loss or gain was recognized under US GAAP for the fiscal year ended June 30, 2010.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   I- Differences in measurement methods (continued)

ae) Disposal of non-controlling interest in Jaborandí

During fiscal year ended June 30, 2012 the Company sold a minority interest in Jaborandí of 25%. Under Argentine GAAP, the Company accounted for disposals of minority interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income.

Under US GAAP, the Company applied the principles of ASC No. 810 “Consolidation” in accounting for changes in ownership interests. ASC 810-10 requires that changes in a parent’s ownership interest in a subsidiary while the parent retains its controlling financial interest are to be accounted for as equity transactions. Therefore, the difference between the fair value of the consideration received and the related carrying value of the controlling interest disposed is recognized in the controlling interest´s equity as a credit or debit to additional paid in capital. No gain or loss is recognized in the statement of income and the carrying value of controlling interest is reclassified from controlling interest to non-controlling interest´s equity.

As a result, as of June 30, 2012, the Company reversed a loss for an amount of Ps. 2.7 million in the statement of income, and recognized a debit of Ps. 2.7 million in shareholders’ equity.

af) Commodity linked debt

Under Argentine GAAP, there is no requirement to separate embedded derivatives from host contracts and account for them as derivatives. Borrowings are valued based on the best estimate of the discounted value of the amounts expected to be paid, using the interest rate effective at the time of the initial measurement.

US GAAP requires that an embedded derivative should be separated from the host contract and accounted for as a derivative if certain conditions are met. On September 7, 2011, the Company issued Class VII non-convertible notes which are denominated in US$ for a nominal amount of US$ 2.1 million. Class VII notes accrue interest at a floor rate of 4% plus a premium factor equivalent to 40% of the increase in the price of soy during the period from March 2011 to March 2013. Under US GAAP, the commodity-indexed feature is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (price of soy) and the host are dissimilar. Therefore, the Company separated the commodity-indexed feature and classified it as a derivative liability. The Company measured the carrying value of the debt host contract at initial recognition as the difference between the consideration received and the fair value of the embedded derivative. Subsequently, the Company measured the host foreign-currency debt at amortized cost using the effective interest rate method and then retranslated it at each reporting date using the closing US$/Peso exchange rate. The Company recognized changes in the fair value of the embedded derivative in profit or loss.

As a result, the Company adjusted borrowings for an amount of Ps. 0.1 million and Ps. 0.07 million as of June 30, 2011 and June 30, 2012.

ag) Settlement of BrasilAgro warrants

As discussed in Note 2.f), on April 12, 2012, the Company acquired 6,321 warrants pertaining to the First Issue of BrasilAgro to Agro Investment S.A. (unrelated party to the Company) for a total consideration of US$ 0.6 million. Brasilagro's warrants acquired by Cresud are eliminated in its consolidated financial statements.

Under Argentine GAAP, payments made by the Company for the acquisition of BrasilAgro warrants were capitalized in the statement of financial position.

Under US GAAP, payments made for the acquisition of an entity's own equity are accounted as a deduction from equity in accordance with ASC 505.

As a result, the Company reversed the payments capitalized under Argentine GAAP for an amount of Ps. 2.7 million as of June 30, 2012, against a deduction in the shareholders’ equity.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   I- Differences in measurement methods (continued)

ah)         Impact of US GAAP adjustments on joint ventures

Under Argentine GAAP investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Company reflect the Company’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Company applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

Under US GAAP the Company assessed all of its interests in joint arrangements and determined that they are joint ventures under ASC 323-30. Accordingly, the Company accounted for its joint ventures under the equity method of accounting. The Company has assessed the impact of US GAAP adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

The US GAAP adjustments on the joint ventures related primary to (i) revenue recognition and schedule rent increases of the lessees where the entity is the lessor; (ii) the reversal of the present value accounting for long-term tax credits; (iii) the reversal of capitalized exchange differences and (iv) the reversal of pre-operating expenses.

Consequently, the joint venture´s equity for US GAAP purpose amounts to Ps. (15.1) million and Ps. (13.1) million as of June 30, 2012 and 2011, respectively. For the fiscal years ended as of June 30, 2012, 2011 and 2010, a loss of Ps. 2.1 million, Ps. 3.1 million and Ps. 2.6 million was recognized in the statement of income, respectively.

ai) Accounting for preferred shares and warrants of Supertel

As discussed in Note 3.d), under Argentine GAAP, the preferred shares and warrants of Supertel were accounted for as financial assets at fair value through profit and loss. The purchase price paid was allocated to both instruments based on their relative fair values at the date of purchase. Subsequent changes in the fair value of these instruments are recognized in the income statement.

Under US GAAP, the Company applied the provisions of ASC No. 815 “Derivatives and hedging”. The warrants of Supertel were accounted as a freestanding derivative and measured at fair value. In addition, under ASC 815, an embedded derivative instrument must be separated from the host contract and accounted for separately as a derivative instrument if certain specific criteria are met. The Company evaluated the characteristics of the preferred shares and concluded that the embedded conversion feature should be bifurcated from the host instrument and accounted for as a freestanding derivative. The purchase price paid was allocated first to the warrants and the embedded conversion feature based on their respective fair values while the residual was allocated to the preferred shares. Subsequent changes in the fair value of the warrants and the embedded conversion feature are recognized in the income statement. The preferred shares (i.e. host contract) are stated at cost.

Therefore, the US GAAP adjustment for an amount of Ps. 8.0 million includes: (i) the reversal of the changes in fair values of the preferred shares (i.e. host contract) recognized under Argentine GAAP, while it is stated at cost under US GAAP; and (ii) the recognition of the changes in the fair value of the embedded conversion feature under US GAAP, which was not bifurcated under Argentine GAAP.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

a)     Statement of income classification differences (continued)

(i) Proportionate consolidation

Under Argentine GAAP, the Company accounts for certain investments where it exercise joint control under the proportionate consolidation method.

Under US GAAP, since the Company does not exercise control over these investments, proportionate consolidation is not appropriate and the equity method of accounting is used for all periods presented as disclosed in Note 31.II.t).

(ii) Adoption of RT No. 22 “Agricultural Activities”

Effective July 1, 2006, under Argentine GAAP, the Company applied RT No. 22 “Agricultural Activities” which established specific measurement and disclosure standards for the Company’s business. The adoption of this standard did not have an impact on the Company’s financial position and results of operations. There was no change in the determination of total gross profit and operating income of the Company. Rather it expanded the Company’s disclosures and changed the format of the Company’s statement of income above gross profit. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in net profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the enterprise. Prior to the adoption of RT No. 22, the production income was presented as a reduction in the cost of sales of the Company. Under US GAAP, biologicalassets are measured at historical cost and, therefore, no production income is recognized in the statement of income. When these biological assets are subsequently sold the cost of sales under US GAAP is lower than the cost of sales under Argentine GAAP, as these biological assets were not previously re-measured at fair value less estimated point-of-sale costs under US GAAP. There is no difference in gross profit for the sale of biological assets between Argentine GAAP and US GAAP.

(iii) Unrealized gains or losses on inventories

Under Argentine GAAP, unrealized gains or losses on inventories are segregated and shown in a separate line within operating income. Under US GAAP, realized gains would be included as part of gross profit.

As a result of these differences in classification, gross profit under US GAAP would have been Ps. 1,215.2 million, Ps. 1,109.2 million and Ps. 974.8 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

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

Under US GAAP, the Company accounts for pass-through revenue and expenses in accordance with ASC No. 605-45-15, "Statement of Income Characterization of Reimbursements Received for Out of Pocket Expenses Incurred" and include these costs incurred as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 504.1 million and Ps. 379 million for the fiscal years ended June 30, 2012 and 2011, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

a)     Statement of income classification differences (continued)

Should the US guidance be applied to the Argentine GAAP statement of income, net revenues under Argentine GAAP would have been Ps. 4.0 billion and Ps. 2.9 billion for the fiscal years ended June 30, 2012 and 2011, respectively.

 (v)  Operating income

Under Argentine GAAP, the Company reflected management fees, shareholders personal assets tax, other income and expenses, unrecoverable VAT receivable and lawsuits and contingencies as non-operating expenses; under US GAAP, should gains or losses on management fees, tax on shareholders’ personal assets tax, lawsuits and contingencies, unrecoverable VAT receivable and other income and expenses be reclassified out of and into operating income, respectively, operating income under Argentine GAAP would have been Ps. 621.8 million, Ps. 690.4 million and Ps. 552.2 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. Management fees, shareholders personal assets tax, unrecoverable VAT receivable, other income and expenses and lawsuits and contingencies would be included as operating expenses.

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

Under Argentine GAAP, the Company´s warrants are included into a Shareholder’s Equity. Under US GAAP, the Company´s warrants should be classified as current or non-current liabilities depending on their respective settlement dates.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

b) Balance Sheet classification differences (continued)

Proportional consolidation

Under Argentine GAAP, the Company accounts for certain investments (the accounts of Cresca S.A., Apsamedia S.A., Canteras Natal Crespo S.A., Liveck, Cyrsa, Baicom Networks S.A. and Puerto Retiro S.A. as of June 30, 2012 and 2011 and Nuevo Puerto Santa Fe as of June 30, 2012) where it exercise joint control under the proportionate consolidation method.

Under US GAAP, since the Company does not exercise control over these investments, proportionate consolidation is not appropriate and the equity method of accounting is used for all periods presented as disclosed in Note 31.II.t).

Deferred taxes

In addition, under Argentine GAAP the Company has classified the net deferred tax liability as of June 30, 2012 amounting to Ps. 518.0 million and the net deferred tax liability as of June 30, 2011 amounting to Ps. 718.6 million, as follows: Ps. 77.8 million and Ps. 20.3 million as of June 30, 2012 and 2011, respectively, as non-current other receivables; and Ps. 595.8 million and Ps. 738.9 million as of June 30, 2012 and 2011, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2012 and 2011, Ps. 93.1 million and Ps. 33.9 million, respectively, would have been classified as current assets, and Ps. 362.3 million and Ps. 255.8 million respectively, would have been classified as non-current assets. As June 30, 2012 and 2011 Ps. 30.2 million and Ps. 24.6 million, respectively, would have been classified as current liabilities and Ps. 943.2 million and Ps. 983.7 million, respectively, would have been classified as non-current liabilities.

Deferred debt costs

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, issue costs should be reported as deferred charges of Ps. 24,675.

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

Under US GAAP, Accounting Standard Codification No. 815 “Derivatives and Hedging” (“ASC No. 815”) requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. Accounting Standard Codification No. 825, "Financial Instruments" (“ASC No. 825”), requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents,

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

c ) Disclosure about fair value of financial instruments (continued)

accounts receivable and accounts payable and other instruments. ASC No. 825 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. Statement of Financial Accounting Standard No. 119 “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments” requires reporting entities to disclose certain information for derivative financial instruments. ASC No. 815 superseded Statement of Financial Accounting Standard No. 105 “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk” and Statement of Financial Accounting Standard No. 119 “Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments” and amended SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 31.II.e) for details of concentration of credit risk.

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

The following table summarizes the fair values of the assets measured at fair value on a recurring basis as of June 30, 2012 and 2011:
	June 30, 2012
	Level 1	Level 2	Level 3	Total
ASSETS
Cash and banks	338,054			338,054
Other investment, net (i)	144,471	-	-	144,471
Other receivables (ii)	1,028	1,499	-	2,527
Other investment, net (iii)	-	65,131	70,540	135,671
Other non-current investment, net (iv)	432,771	-	-	432,771
Total	916,324	66,630	70,540	1,053,494

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

c ) Disclosure about fair value of financial instruments (continued)

	June 30, 2012
	Level 1	Level 2	Level 3	Total
LIABILITIES
Warrants	51,226	-	-	51,226
Long-term debt (v)	-	-	72	72
Other liabilities (ii)	22,294	19,121	-	41,415
Total	73,520	19,121	72	92,713

	June 30, 2011
	Level 1	Level 2	Level 3	Total
ASSETS
Cash and banks	193,949	-	-	193,949
Other investment, net (i)	227,818	-	-	227,818
Other receivables (ii)	9,876	9,090	-	18,966
Other investment, net (iii)	68,550	-	-	68,550
Other non-current investment, net (iv)	356,761	-	-	356,761
Total	856,954	9,090	-	866,044

	June 30, 2011
	Level 1	Level 2	Level 3	Total
LIABILITIES
Warrants	127,768	-	-	127,768
Long-term debt (v)	-	-	97	97
Other liabilities (ii)	672	1,297	-	1,969
Total	128,440	1,297	97	129,834

(i)	Includes mutual funds, mortgage bonds issued by Banco Hipotecario S.A., shares of public companies and government bonds.
(ii)	Corresponds to derivative financial instruments, classified as Level I and swaps and foreign exchange contracts classified as Level II.
(iii)	As of June 30, 2012 and 2011, corresponds to investments in equity securities in TGLT. As of June 30, 2012 it also includes Supertel Hospitality Inc.
(iv)	Corresponds to investment in equity securities in Hersha.
(v)	Corresponds to the embedded derivative (commodity-indexed feature) related to Class VII non-convertible notes.

There were no liabilities measured at fair value on a recurring basis as of June 30, 2012.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

c ) Disclosure about fair value of financial instruments (continued)

Conversion features of preferred shares and warrants of Supertel: The fair value of the preferred shares’ conversion feature of Supertel was determined using a “Convertible Bond Valuation” model based on a Binomial Tree. This pricing model traces the evolution of the underlying variables in discrete-time considering the possible exercise of the conversion option of the shares at each step. The fair value of the warrants was determined using a “Bloomberg option” valuation model based on Black & Scholes formula which is a widely used option valuation methodology. The following summarizes the fair value as of June 30, 2012:

Description	June 30, 2012 Ps. (*)

Preferred shares embedded derivative	48,009
Warrants derivative	22,531
70,540

(*) The preferred shares embedded derivative and the warrant derivative were initially recorded on the date of acquisition at their fair value of Ps.52.7 million and Ps.22.4 million , respectively.

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

Long-term debt: As of June 30, 2012 and 2011, except for the Company´s Convertible Notes and Non-Convertible Notes as discussed below, the carrying amount of long-term debt reported in the consolidated balance sheet approximates their fair value.

The fair value of APSA Convertible and Non-Convertible Notes was Ps. 2,018.2 million and Ps. 2,667.1 million as of June 30, 2012 and 2011, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at fiscal year-end.

The fair value of IRSA Notes was Ps. 1,118.8 million and Ps. 1,344.1 million as of June 30, 2012 and 2011, respectively and was determined based on the market price of the notes.

The fair value of Cresud Notes was Ps. 870.2 million and Ps. 371.5 million as of June 30, 2012 and 2011, was determined based on quoted market prices of the notes.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

c ) Disclosure about fair value of financial instruments (continued)

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

Fair value and gains or losses on derivative financial instruments

The following table summarizes the fair values of derivative financial instruments as of June 30, 2012 and 2011:

Derivatives not designated as hedging instruments under ASC No. 815
Fair Value of Derivative Instruments
	Assets and Liability Derivatives
	As of June 30
	2012		2011
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Foreign exchange contracts	Other receivables (Note 4.d))	540	Other receivables (Note 4.d))	7,223
	Other liabilities (Note 4.n))	(19,121)	Other liabilities (Note 4.l))	(1,297)
Crops derivatives	Other receivables (Note 4.d))	1,028	Other receivables (Note 4.d))	9,876
	Other liabilities (Note 4.n))	(22,294)	Other liabilities (Note 4.l))	(7,056)
Swaps	Other receivables (Note 4.d))	959	Other receivables (Note 4.d))	1,867
Total derivatives not designated as hedging instruments under Statement 133		(38,888)		10,613

The Notional amounts are summarized in Note 7.

The following table summarizes the gains and losses on derivative financial instruments reported in the consolidated statement of income for the fiscal years ended June 30, 2012, 2011 and 2010:

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

d)    Additional disclosures about derivative financial instruments (continued)

Derivatives not designated as hedging instruments under statement 133	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal Years ended June 30,
		2012	2011	2010
Crops derivatives	Unrealized (loss) gain on inventories (Note 4.m))	(50,078)	(23,661)	(713)

Foreign exchange contracts	Financial results, net (Note 4.o))	(799)	1,522	5,412
Swaps contracts	Financial results, net (Note 4.o))	1,837	1,328	-
		(49,040)	(20,811)	4,699

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

Agriculture business

The Company’s accounts receivable are derived primarily from sales of crops to independent purchasers, live beef cattle to local meat processing companies and milk products to domestic dairy companies, as further described below. The Company performs credit evaluations of its customers and generally does not require collateral. The Company does not believe that significant credit risk exists as of June 30, 2012 and 2011 due to the diversity of its customer base. However, as of June 30, 2012 and 2011, ten customers account for more than 43% and 46% of the Company´s consolidated revenues, respectively. Furthermore, only three customers, Brenco Companhia Brasileira de Energía Renovável, Molinos Río de la Plata S.A. y Bunge Alimentos S.A. as of June 30, 2012 and Cargill S.A. Molinos Río de la Plata S.A. y Bunge Argentina S.A. as of June 30, 2011 account for more than 25% and 26% of the Company´s consolidated revenues, respectively.

Mastellone S.A. is the only customer of milk production of the Company. Mastellone is the largest dairy company in Argentina. Sales to Mastellone amounted to Ps. 27.5 million, Ps. 28.4 million and Ps. 24.4 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively, representing 6%, 9.0% and 11.1% of the Company´s consolidated revenues, for those years, respectively. Although management believes that the Company will be able to continue to sell its milk production to Mastellone on favorable terms, there can be no assurance tha the Company would be able to maintain this relationship. Although management believes that other large dairy producers would be willing and able to purchase the Company’s milk production, there can be no assurance that the Company could timely locate alternative customers to sell its products at prices comparable to those paid by its current major customers. The Company negotiated with Mastellone the prices of raw milk on a monthly basis in accordance with domestic supply and demand. The prices of the milk are mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

e) Concentration of credit risk (continued)

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

The Company’s accounts receivable are primarily derived from leases and services from the Company’s shopping center and office buildings customers and origination of consumer loans and credit card receivables. The Company is not dependent on any single customer. Accounts receivable derived from leases and services are related to the Company's shopping center and office buildings operations. The Company has not experienced any significant losses resulting from non-performance of any counterpart to the lease contracts.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiaries Tarshop and Apsamedia. These accounts have various billing and payment structures, including varying minimum payment levels and finance charge rates.

The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. Due to the economy recovery, customers experienced fewer delays in payments and also uncollectibility rates decreased during the fiscal year ended June 30, 2010. As of June 30, 2010, the allowance for doubtful accounts decreased Ps. 15.5 million, or 19.6%, as compared to June 30, 2009. Nevertheless, the Company continues closely monitoring the delays, delinquency and uncollectibility rates.

As discussed in Note 14, as of June 30, 2010, Tarshop sold receivables aggregating Ps. 960.9 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated CPs held by the Company representing Ps. 136.0 million and Ps. 4.7 million escrow reserves for losses and Apsamedia sold receivables aggregating Ps. 235.8 million through securitization programs outstanding, for which the Company’s credit risk exposure is contractually limited to the subordinated retained interests held by the Company representing Ps. 7.1 million and Ps. 0.7 million escrow reserves for losses. For the three months ended September 30, 2010, no additional impairment charge related to the retained interests in securitized receivables was recorded.

f)     Statement of cash flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under US GAAP, the Company should follow the guidance in ASC No. 230 "Statement of Cash Flows" (ASC No. 230).

Under ASC No. 230, the total amounts of cash and cash equivalents at the beginning and end of a period shown in the statement of cash flows are required to be the same amounts as similarly titled items shown on the face of the balance sheet as of the respective dates. Note 12 to the primary financial statements shows this reconciliation for cash and cash equivalents under Argentine GAAP. However, certain differences may exist between cash and cash  equivalents  under  Argentine  GAAP and  US GAAP.  As  described in  Note  12, under Argentine GAAP, the

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

f)     Statement of cash flows classification differences (continued)

Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. In particular, investments in mutual funds are considered to be cash equivalents by reference to the frequency with which liquidity is available according to Argentine GAAP practice and guidance. Under US GAAP, the original maturity is determined by reference to the stated term of the underlying securities or the timeframe for exercising any put features to the issuer and not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise. Therefore, for US GAAP purposes, certain mutual funds were not considered to be cash equivalents. In addition, under Argentine GAAP, the Company consolidated on a pro rata basis the accounts of CYRSA, Quality Invest, Nuevo Puerto Santa Fe, Canteras Natal Crespo, Liveck, Baicom Networks, Puerto Retiro and Cresca. Under US GAAP, proportionate consolidation is not appropriate since the Company did not exercise control over these investments. As a result, additional differences exist between the amounts of cash and cash equivalents reported in the primary statements of cash flows under Argentine GAAP than they would be reported under US GAAP.

The following table reconciles the amounts of cash and cash equivalents under Argentine GAAP with the amounts of cash and cash equivalents under US GAAP:
	For the fiscal year ended June 30,
	2012	2011	2010
Cash and cash equivalents as shown in the statements of cash flows under Argentine GAAP (Note 12)	549,831	705,544	175,653
Less: Mutual funds not considered cash equivalents under US GAAP	-	-	(28,758)
Deconsolidation of pro-rata investments under US GAAP	(24,038)	(10,993)	(3,742)
Total cash and cash equivalents under US GAAP	525,793	694,551	143,153

Under Argentine GAAP, the effects of exchange rates changes on cash and cash equivalents are not disclosed separately by presenting a fourth category as it is required by ASC No. 230. The effect of exchange rate changes on cash and cash equivalents for the fiscal years ended June 30, 2012, 2011 and 2010 were Ps. 6.8 million, Ps. (7.1) million and Ps. (0.03) million, respectively.

Due to the difference in definition of cash and cash equivalents, there may be a difference in the amount reported for purchases and sales of investments not considered to be cash equivalents under investing activities in a statement of cash flows under US GAAP as compared to the same titled line items under Argentine GAAP.

Due to the deconsolidation of the pro rata investments under US GAAP, the cash flows from operating and investing activities under US GAAP differ from the respective cash flows under Argentine GAAP, since each line item excludes the pro rata equity interest of the respective cash inflow or outflow.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

f)     Statement of cash flows classification differences (continued)

	Fiscal Year ended June 30,
	2012	2011	2010
Net cash provided by operating activities	501,403	473,071	125,158
Net cash used in investing activities	(540,921)	(354,889)	(490,170)
Net cash (used in) provided by financing activities	(143,470	440,275	318,232
Effects of exchange rate changes	6,819	(7,059)	(28)
Net (decrease) increase in cash and cash equivalents	(176,169)	551,398	(46,808)

             g)     Earnings per share

As described in Note 3.ab), under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all years presented, Note 11 to the consolidated financial statements disclose the computation of basic and diluted net income per common share under Argentine GAAP.

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

The following tables set forth the computation of basic and diluted net income per common share under US GAAP for all periods presented:

	Fiscal Year ended June 30,
	2012	2011	2010
Numerator:
Net income attributable to Cresud	81,235	758,764	193,399
Plus (less): income (loss) impact of assumed conversions:
Warrants (i)	(76,542)	23,022	23,812
Income tax effects	26,790	(8,058)	(8,334)
Management fee	4,975	(1,496)	(1,548)
Net income attributable to Cresud plus assumed conversions	36,458	772,232	207,329

	Fiscal Year ended June 30,
	2012	2011	2010
Denominator:
Weighted-average number of shares outstanding	496,561,780	496,560,206	486,545,863
Plus: incremental shares of assumed conversions:
Warrants (i)	62,355,168	62,355,168	62,355,168
Adjusted weighted-average number of shares	558,916,948	558,915,374	548,901,031

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

g) Earnings per share (continued)

Basic and diluted EPS attributable to Cresud:
Basic net income per common share	0.16	1.53	0.40
Diluted net income per common share	0.07	1.38	0.38

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

h)   Risks and uncertainties (continued)

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

Since May 28, 1997, Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half months’ rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds after the first year of the lease, The exercise of such rescission rights could materially and adversely affect the Company.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

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

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. Contingent rentals of Ps. 0.3 million, Ps. 0.1 million and Ps. 0.01 million were recorded for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each fiscal year during the term of the lease. Included in lease revenues for the fiscal years ended June 30, 2012, 2011 and 2010 were contingent rentals of Ps. 214.0 million, Ps. 158.5 million and Ps. 95.6 million, respectively. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 31.I. (u.2) for more information as to how the Company considered this definition.

Minimum future rentals on non-cancelable leases as of June 30, 2012 for each of the five succeeding fiscal years are as follows:

2013	421,330
2014	336,737
2015	200,645
2016	86,576
2017	93,973
Thereafter	56,656
1,195,917

•	Farmland leases

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

j)	Operating leases (continued)

in kind based upon an agreed-upon percentage of the crops harvested. Land leases expense forms part of the total cost of production of the Company. Substantially all of the leases provide that the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased assets.

Total rent expense, including rents related to land leases, was Ps. 53.2 million, Ps. 64.5 million and Ps. 38.7 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

k)     Equity investments

Pursuant to Rule 3-09 of Regulation S-X, the Company´s significant equity investees are Banco Hipotecario S.A. and New Lipstick. As of June 30, 2011 the Company´s significant equity investees wre Banco Hipotectario S.A. and Metropolitan (as described in Note 31.II.a), during the fiscal year ended June 3, 2011 Metropolitan was extinguished). Under Argentine GAAP, the Company´s gain on equity investees for the fiscal years ended June 30, 2012, 2011 and 2010 were Ps. 116.8 million, Ps. 138.4 million, and Ps. 160.4 million, respectively. Under Argentine GAAP, the Company´s share of the net assets of equity investees as of June 30, 2012 and 2011 were Ps. 1,339.4 million and Ps. 1,208.0 million, respectively.

The table below shows summarized financial information of the Company´s significant equity investees on a 100% basis:

	As of June 30, (*)
New Lipstick (*)	2012	2011
Total assets	906,319	843,894
Total liabilities	997,294	793,518
Shareholders’ equity (deficit)	(90,975)	50,376

	For the fiscal year ended June 30,
	2012	2011
Revenues	201,207	94,518
Net loss	(147,955)	(70,244)

(*)Financial information prepared under US GAAP. As explained in Note 31 I (a), New Lipstick has applied fresh start accounting since December 30, 2010.

Summarized financial information in accordance with Central Bank’s policies which prescribe the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”) of BHSA a significant equity investee (on a 100% basis) is as follows:

	As of and for the fiscal year ended June 30, (*)
BHSA	2012	2011
Current assets	(i)	(i)
Non-current assets	(i)	(i)
Total assets	15,337,472	12,102,801
Current liabilities	(i)	(i)
Non-current liabilities	(i)	(i)
Total liabilities	11,906,643	8,968,430
Non-controlling interest	61,635	66,274
Shareholders´ equity	3,369,194	3,068,097

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

k) Equity investments (continued)
	For the fiscal year ended June 30,
	2012	2011	2010
Revenues (ii)	3,245,858	2,438,050	1,811,305
Gross profit (iii)	1,628,885	1,179,049	788,116
Net income (loss)	301,097	218,417	198,929

(i) Balance sheets of banking entities are unclassified.
(ii) Includes financial income, income from services and miscellaneous income.
(iii) Includes administrative expenses and income before income taxes and non-controlling interert.
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

The cost and estimated fair values of marketable securities available for sale as of June 30, 2012, 2011 and 2010 were as follows:

	2012
Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual Funds	116,777	(1,436)	-	115,341
Dolphin Fund	21,163	-	(4,206)	16,957
Shares of public companies	9,167	2,501	-	11,668
Mortgage bonds	490	6	-	496
Government bonds	9	-	-	9
Total	147,606	1,071	(4,206)	144,471

Instrument	Cost	Unrealized gain	Unrealized loss	Fair value
Mutual Funds	189,237	1,362	-	190,599
Dolphin Fund (ii)	33,401	-	(4,162)	29,239
Mutual funds Cyrsa	4,549	31	-	4,580
Shares of public companies(ii)	3,550	-	(639)	2,911
Mortgage bonds	461	16	-	477
Government bonds (i)	16	-	(4)	12
Total	231,214	1,409	(4,805)	227,818

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

l) Investments in debt and equity securities (continued)

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

Gross loss of Ps. 30.2 million and a gain of Ps. 12.2 million and gross loss of Ps. 3.5 for the fiscal years ended June 30, 2012, 2011 and 2010, respectively, were realized on those sales.

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

m)	Disclosure of the Stock Purchase Option Plans

Pursuant to ASC No. 710 “Stock Based Compensation” (“ASC No. 710”), the Company provides the following additional disclosures with respect to its share option plans. This section should be read in conjunction with Note 17 to the Consolidated Financial Statements.

As of June 30, 2012, the Company maintains, through its subsidiary BrasilAgro, a stock option plan (the “BrasilAgro’s Option Plan”), under which BrasilAgro grants equity-settled options to its employees. BrasilAgro incurred a charge of Rs. 1.1 million (Ps. 2.8 million) and Rs. 1 million (Ps. 2.6 million) for the fiscal years ended June 30, 2012 and 2011, respectively, related to the options granted under the BrasilAgro’s Option Plan.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

A summary of option activity under the BrasilAgro’s Option Plan as of June 30, 2012, and changes during the fiscal year then ended is presented below:

m ) Disclosure of the Stock Purchase Option Plans (continued)

	Options	Weighted- average exercise price per share
Outstanding as of July 1, 2010	-	-
Granted	370,007	Ps. 23.61
Outstanding as of June 30, 2011	370,007	Ps. 23.61
Outstanding as of July 1, 2011	-	-
Granted
Outstanding as of June 30, 2012	370,007	Ps. 14.85
Outstanding as of July 1, 2012	-
Exercisable as of June 30, 2012	-	-

The grant-date fair value of options granted under the BrasilAgro’s Option Plan during the fiscal year ended June 30, 2011 was Ps. 16.22. As of June 30, 2012, none of the options under the BrasilAgro’s Option Plan were exercised. Additionally, as of June 30, 2012, there was Ps. 0.5 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the BrasilAgro’s Option Plan. That cost is expected to be recognized over the next two months.

n)	Long-term incentive program

As it is mentioned in note 15 to the consolidated financial statements, the Company has developed a long-term share-based incentive program (the “long-term incentive program”), which permits the grant of awards to management and key personnel for up to 7.5% of the employee’s annual bonus. The Company believes that such awards better align the interests of its employees with those of its shareholders. The awards generally vest based on 5 years of continuous service.

During the fiscal year ended June 30, 2012, the Company granted Ps. 1.7 million of award of shares under the Long-term incentive program. None of these outstanding awards were vested as of June 30, 2012.

For the fiscal year ended June 30, 2012, the Company incurred a charge of Ps. 2.4 million related to the awards granted under the Long-term incentive program. The weighted-average grant-date fair value of awards granted during the fiscal year ended June 30, 2012 was Ps. 0.01. The fair value of the shares has been calculated as the average of the market value of the shares over a period of 60 days. As of June 30, 2012, there was Ps. 4.9 million of total unrecognized compensation cost related to non-vested awards granted under the Long-term incentive program. That cost is expected to be recognized over a weighted-average period of 4 years.

o)	Maturities of long-term debt

Scheduled maturities of the long-term debt for the next fiscal years ended June 30 (excluding current portion and capitalized cost of issuance of debt), as of June 30, 2012, are as follows:

2014	782,602
2015	76,376
2016	60,169
Thereafter 2017	1,883,221
Total	2,802,368

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

p) Disclosure of related parties transactions

Pursuant to ASC No. 850 “Related Party Disclosures” (“ASC No. 850”), the Company provides the following additional disclosures of transactions with related parties. This section should be read in conjunction with Note 8 to the Consolidated Financial Statements.

- Consulting agreement: Pursuant to the terms of a consulting agreement with Consultores Asset Management S.A. (“CAMSA”) CAMSA provides the Company advisory services on matters related to capital investments in all aspects of the agriculture business. A shareholder and director of the Company is the owner of 85% of the capital stock of CAMSA, while Cresud’s first vice Chairman of the Board holds the other 15% of its capital stock. The Company pays CAMSA an annual fee equivalent to 10% of the after-tax net income for these services. Fees totaled Ps. 8.7 million, Ps. 23.6 million and Ps. 20.6 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

- Acquisitions: During the fiscal year ended June 30, 2012 and 2011, Cresud acquired 37,626,842 and 1,224,371 additional shares of IRSA, respectively. Consequently, Cresud´s share in IRSA as of June 30, 2012 amounts approximately to 64.20%.

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

During fiscal year 2012, IRSA maintained its 29.77% equity interest in BHSA.

On January 13, 2011, APSA purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Apsamedia’s common capital stock. As of June 30, 2011 APSA has 100% of Apsamedia´s common capital stock.

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Apsamedia’s shares by IRSA, Apsamedia transferred the following assets to Tarshop:

i.
Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Apsamedia S.A.’s own portfolio and those assigned to Fideicomiso Financiero Apsamedia S.A. Serie XV).

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

p)     Disclosure of related parties transactions (continued)

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

- Donations: For the fiscal years ended June 30, 2012, 2011 and 2010, the Company made unconditional promises to give money to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps. 1.9 million, Ps. 3.1 million and Ps. 5.6 million as of June 30, 2012, 2011 and 2010 respectively.

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

- Mutual investment fund: The Company has investments in Dolphin Fund Plc, an open – ended investment fund which is related to the Company’s directors. These investments are carried at market value as of fiscal year-end, with unrealized gains reported in earnings within “Financial results, net” in the accompanying consolidated statements of income.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

 p)     Disclosure of related parties transactions (continued)

The Company recognized net (loss) gain of Ps. (12.3) million, Ps. (4.2) million and Ps. 3.2 million for the fiscal years ended June 30, 2012, 2011 and 2010 respectively. During September and October 2012, IRSA made an additional investment of US$ 25 million in Dolphin Fund Plc.

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

On July 11, 2011 we entered into the Fourth Agreement for Implementation of Amendments to the Master Agreement of Corporate Services with APSA and IRSA. The purpose of the new amendments is to generate a more efficient allocation of the corporate resources between the parties, to ensure the most equitable allocation of costs while maintaining the efficiency of the group, and also to continue with the reduction of certain fixed costs of the parties activities, in order to decrease its impact on the operating results.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

p)     Disclosure of related parties transactions (continued)

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

- Legal services: During the fiscal years ended June 30, 2012, 2011 and 2010, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 8.3 million, Ps. 9.2 million and Ps. 4.9 million respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

- Credit facility Inversiones Financieras del Sur S.A. (IFISA) - Cresud: On June 25, 2012, the Company entered into a credit facility with IFISA for an amount of up to US$ 6.0 million for a term of 180 days, at a rate of 7.75% (ANR), with the Company acting as Lender and IFISA as Borrower.

q)     Comprehensive income

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
	Fiscal Year ended June 30, 2012
	Cresud	Non-controlling interest	Total
Net income under US GAAP	81,235	24,211	105,446
Changes in other comprehensive income items of equity investees	(1,446)	(806)	(2,252)
Impact of US GAAP adjustments on joint ventures	(183)	(102)	(285)
Foreign currency translation	(58,692)	(133,904)	(192,596)
Unrealized holding gain (loss) on available-for-sale securities outstanding at the end of the fiscal year (i)	(4,780)	(3,620)	(8,400)
Comprehensive income	16,134	(114,221)	(98,087)

(i)	Net of income taxes of Ps. 4,523

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)
31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

q)     Comprehensive income (continued)

	Fiscal Year ended June 30, 2011
	Cresud	Non-controlling interest	Total
Net income under US GAAP	758,764	239,985	998,749
Changes in other comprehensive income items of equity investees	(48,180)	(35,321)	(83,501)
Foreign currency translation	100,754	9,844	110,598
Unrealized holding gain (loss) on available-for-sale securities outstanding at the end of the fiscal year (i)	18,843	11,236	30,079
Unrealized loss on retained interest in transferred mortgage and credit card receivables (ii)	1,036	1,800	2,836
Comprehensive income	831,217	227,544	1,058,761

(ii)	Net of income taxes of Ps. (14,012)
(iii)	Net of income taxes of Ps. (1,527)

	Fiscal Year ended June 30, 2010
	Cresud	Non-controlling interest	Total
Net income under US GAAP	193,399	257,510	450,909
Changes in other comprehensive income items of equity investees	108,256	80,080	188,336
Foreign currency translation	29,768	-	29,768
Unrealized holding gain (loss) on available-for-sale securities outstanding at the end of the fiscal year (i)	35,699	27,067	62,766
Unrealized loss on retained interest in transferred mortgage and credit card receivables (ii)	540	945	1,485
Comprehensive income	367,662	365,602	733,264

(i) Net of income taxes of Ps. (34,189) (ii) Net of income taxes of Ps. (796)

	As of June 30, 2012
	Cresud	Non-controlling interest	Total
Changes in other comprehensive income items of equity investees	32,851	26,234	59,085
Foreign currency translation	108,511	(124,060)	(15,549)
Impact of US GAAP Adjustments on joint ventures	(183)	(102)	(285)
Unrealized holding gain on available-for-sale securities outstanding at the end of the fiscal year (net of income tax)	45,257	30,547	75,804
Unrealized loss on retained interest in transferred mortgage and credit card receivables	469	568	1,037
Accumulated other comprehensive income	186,905	(66,813)	120,092

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

q)     Comprehensive income (continued)
	As of June 30, 2011
	Cresud	Non-controlling interest	Total
Changes in other comprehensive income items of equity investees	34,297	27,040	61,337
Foreign currency translation	167,203	9,844	177,047
Unrealized holding gain on available-for-sale securities outstanding at the end of the fiscal year (net of income tax)	50,037	34,167	84,204
Unrealized loss on retained interest in transferred mortgage and credit card receivables	469	568	1,037
Accumulated other comprehensive income	252,006	71,619	323,625

	As of June 30, 2010
	Cresud	Non-controlling interest	Total
Changes in other comprehensive income items of equity investees	82,477	62,361	144,838
Foreign currency translation	66,449	-	66,449
Unrealized holding gain on available-for-sale securities outstanding at the end of the fiscal year (net of income tax)	31,194	22,931	54,125
Unrealized loss on retained interest in transferred mortgage and credit card receivables	(567)	(1,232)	(1,799)
Accumulated other comprehensive income	179,553	84,060	263,613

For the fiscal year ended June 30, 2010, several accounting standards were effective for the Company, The Company provides below a description of those standards which are relevant to the Company´s business only and the impact of their adoption if any.

r)       Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses

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

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiaries Tarshop and Apsamedia.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

r)   Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

As of June 30, 2012 Apsamedia has sold receivables for an amount of about Ps. 39.1 million which were all allowed for.

As of June 30, 2012, Apsamedia has sold receivables aggregating Ps. 36.2 million through securitization programs outstanding for which the Company´s credit risk exposure is contractually limited to the subordinate retained interest held by the Company representing Ps. 8.2 million and Ps. 02 million escrow reserves for losses.

b)	Disclosure about credit quality of financing receivables and allowance for credit losses

Financing receivables of the Company are mainly comprised of receivables from the sale of properties (i.e. real estate) and consumer financing receivables (including consumer loans and credit card transactions).

Farmlands

Additionally, as of June 30, 2012, the Company holds receivables arising from the sale of certain farmlands to third parties for an aggregate amount of Ps. 28.7 million. The Company measures impairment for these receivables on an individual basis, considering the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. As of June 30, 2012, none of these receivables were past due nor impaired.

Receivables from the sale of properties

As of June 30, 2012, receivables from the sale of properties represented 0.8% of total assets. Following is a table which includes an aging analysis of past due receivables from the sale of properties by class as of June 30, 2012:
	1-30 days past due	30-60 days past due	60-180 days past due	180-365 days past due	365+ days past due	Total past due	Current	Total
June 30, 2012:
Real estate:
Real estate – residential	4,122	40	51	7	35	4,255	40,916	45,171
Real estate – offices	-	-	-	-	-	-	14,807	14,807

For this segment, the Company collectively evaluates for impairment smaller-balance homogeneous loans, based on grouping its portfolio in loans with similar characteristic, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e.g. competition and regulatory requirements). As of June 30, 2012 all of these receivables are secured by mortgages.

The credit quality of these financing receivables is assessed by reference to historical information about counterparty default rates, as detailed in the table below:

	Real estate – Residential	Real estate – Offices	Total
June 30, 2012:
Group 1	40,435	14,807	55,242
Group 2	748	-	748
Group 3	3,988	-	3,988

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

r) Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

•	Group 1 - new customers (less than 3 years) with no defaults in the past.
•	Group 2 - existing customers (more than 3 years) with no defaults in the past.
•	Group 3 - existing customers (more than 3 years) with some defaults in the past.

Consumer financing receivables

Financing receivables of the Company are mainly comprised of consumer financing receivables (including consumer loans and credit card transactions). As of June 30, 2012 and 2011, consumer financing receivables represented 0.2% and 1.2% of total assets, respectively. Following is a table which includes an aging analysis of past due consumer financing receivables by class as of June 30, 2012 and 2011:

	To mature	1-30 days past due	30-60 days past due	60-180 days past due	180-365 days past due	365+ days past due	Total past due
June 30, 2012:
Consumer:
Consumer – credit card	2,580	181	85	261	1,178	8,108	9,813
Consumer – loans	192	38	10	35	168	3,156	3,407

	To mature	1-30 days past due	30-60 days past due	60-180 days past due	180-365 days past due	365+ days past due	Total past due
June 30, 2011:
Consumer:
Consumer – credit card	3,759	216	382	530	520	13,111	14,759
Consumer – loans	9,465	546	691	1,463	2,547	42,220	47,467

For its consumer financing segment, the Company has developed and documented a systematic methodology to determine its provision for loan losses, based on grouping its portfolio in loans with similar characteristic, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans, In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e.g., competition and regulatory requirements). As of June 30, 2012, the Company provided for losses with respect to consumer financing receivables for an amount of Ps. 59.9 million.

The following table present performing and nonperforming consumer financing receivables based on payment activity for the fiscal year ended June 30, 2012. Payment activity is reviewed by management on a monthly basis to determine how loans are performing. Loans are considered to be nonperforming when days delinquent is greater than 30 days.

	Consumer – credit card	Consumer - loans	Total
June 30, 2012:
Performing	2,097	433	2,530
Non-performing	10,296	3,166	13,462

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

r) Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

	Consumer – credit card	Consumer - loans	Total
June 30, 2011:
Performing	7,376	11,665	19,041
Non-performing	11,142	45,267	56,409

 Other financing receivables

As of June 30, 2012 and 2011, the Company holds outstanding loans granted to related parties (mainly Cresud and Tarshop) for an aggregate amount of Ps. 35.0 million and 42.7 million, respectively. These loans are denominated in Argentine pesos and accrue interest at fixed interest rates ranging from 4% to 14%. The Company measures impairment for these receivables on an individual basis, considering the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. As of June 30, 2012 and 2011, none of these receivables were past due nor impaired.

Allowance for credit losses

As of June 30, 2012 and 2011 the Company has estimated an allowance for credit losses. This estimation has been made taking into account those credits which are past due for more than 180 days, which were cancelled with bounced checks, credits which are under legal claim and expired documents. There have been no changes in the way that the Company estimates its allowance for credit losses from prior years.

The following table presents the activity in the allowance for credit losses for fiscal years ended June 30, 2012 and June 30, 2011:

Allowance for credit losses:	Consumer financing		Hotels	Sale of properties, leases and services	Total
June 30, 2012:
Beginning balance	59,891		571	55,054	115,516
Write-downs	(45,632	)(1)	(159)	(10,796)	(56,587)
Recoveries	(3,956)		(13)	(4,621)	(8,590)
Provision	3,413		785	11,356	15,554
Ending balance	13,716		1,184	50,993	65,893

(1)  Included Ps. 39.1 million related to the allowance of the credit sale by Apsamedia.

s) Recently issued accounting standards

For the fiscal year ended June 30, 2012, several accounting standards were effective for the Company. The Company provides below a description of those standards which are relevant to the Company´s business only and the impact of their adoption if any.

As described in Note 29, the Company will adopt IFRS as issued by the IASB for its next fiscal year ended June 30, 2013. Accordingly, the Company will discontinue the reconciliation to US GAAP.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

s)     Recently issued accounting standards (continued)

Recently Issued Accounting Standards

Financial Accounting Standard No. 141 (Revised 2007), "Business Combinations" ("FAS No. 141(R)") or Accounting Standards Codification ("ASC") 805, "Business Combinations"

The Company adopted FAS No. 141(R), or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic significantly changed the accounting for business combinations. Under this topic, an acquiring entity is required to recognize all the assets acquired and all the liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Transaction costs are no longer included in the measurement of the business acquired. Instead, these costs are expensed as they are incurred. This topic also includes a substantial number of new disclosure requirements. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which for the Company was the beginning of the 2010 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements. See Notes 31.I.aa. and 31.I.ab. for details.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

s)     Recently issued accounting standards (continued)

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

FSP FAS No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS No. 142-3") or ASC 350-30-50-4

The Company adopted FSP FAS No. 142-3, or ASC 350-30-50-4, on July 1, 2009, the first day of the 2010 fiscal year. This topic amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"). This topic is intended to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure the fair value of the asset. This topic requires an entity to disclose information related to the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. The adoption of this topic did not have a material impact on the consolidated financial statements.

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

Accounting Standards Update No. 2010-02 "Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification" ("ASU No. 2010-02")

In January 2010, the FASB issued ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this ASU did not have an impact on the consolidated financial statements relative to non-controlling interests.

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

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

s)     Recently issued accounting standards (continued)

Financial Statement of Position (FSP) on Accounting Professional Board (APB) 14-1 "Debt with Conversion and Other Options" or ASC 470 "Debt"

In May 2008, the FASB issued revised guidance on Convertible Debt Instruments. The revised guidance which is now part of ASC 470-20 (formerly Staff Position No. Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). ASC 470-20 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. ASC 470-20 was effective for the Company on July 1, 2009, the first day of the 2010 fiscal year. The adoption of ASC 470-20 did not have an impact on the consolidated financial statements.

Accounting Standards Update No. 2010-06 "Improving Disclosures about Fair Value Measurements" (Topic 820) ("ASU No. 2010-6")

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU No. 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. ASU 2010-06 was effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements since the Company does not have Level 2 or Level 3 fair value measurements. See Notes 31.II.c. for details.

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

Accounting Standards Update No. 2010-17 "Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition- A Consensus of the FASB Emerging Issues Task Force) ("ASU No. 2010-17")

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This ASU codifies the consensus reached in EITF Issue No. 08-9, "Milestone Method of Revenue Recognition." The amendments to the Codification provide guidance on defining a

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)
31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

s)     Recently issued accounting standards (continued)

milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The provisions of ASU No. 2010-17 were effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of ASU No. 2010-17 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-29 "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)” ("ASU No. 2010-29")

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The Company adopted the amendments of this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2011-02 “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (“ASU No. 2011-02”)

In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this Update apply to all creditors, both public and nonpublic, that restructure receivables that fall within the scope of Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors. The Company adopted the amendments of this Update on July 1, 2011, the first day of the 2012 fiscal year. The adoption of ASU 2011-02 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2011-08 “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU No. 2011-08”)

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. Under the amendments in this Update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in paragraph 350-20-35-4. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9. Under the amendments in this Update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The Company adopted the amendments of this Update on July 1, 2011, the first day of the 2012 fiscal year. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

s)     Recently issued accounting standards (continued)

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

Accounting Standards Update No. 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU No. 2011-05”)

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under the amendments to Topic 220, Comprehensive Income, in this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented (this last requirement was deferred by the FASB on November 8,2011). The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments do not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense or benefit related

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)
31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

s)     Recently issued accounting standards (continued)

to the total of other comprehensive income items. In both cases, the tax effect for each component must be disclosed in the notes to the financial statements or presented in the statement in which other comprehensive income is presented. The amendments do not affect how earnings per share is calculated or presented. The amendments in this Update should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The adoption of this ASU did not have a material impact on the Consolidated Financial Statements.

Accounting Standards Update No. 2011-10 “Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)” (“ASU No. 2011-10”)

In December 2011, the FASB issued ASU No. 2011-10, Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force). Under the amendments in this Update, when a parent (reporting entity) ceases to have a controlling financial interest (as described in Subtopic 810-10) in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2013, and interim and annual periods thereafter. The adoption of this ASU did not have a material impact on the Consolidated Financial Statements.

Accounting Standards Update No. 2011-11 “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU No. 2011-11”)

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offseting Assets and Liabilities. The amendments in this Update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this ASU did not have a material impact on the Consolidated Financial Statements.

Accounting Standards Update No. 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU No. 2011-12”)

 In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this Update supersede certain pending paragraphs in Update 2011-05. The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. The amendments in this Update are effective at the same time as the amendments in Update 2011-05 so that entities will

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)
31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

s)     Recently issued accounting standards (continued)

not be required to comply with the presentation requirements in Update 2011-05 that this Update is deferring. For this reason, the transition guidance in paragraph 220-10-65-2 is consistent with that for Update 2011-05. The amendments in this Update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this ASU did not have a material impact on the Consolidated Financial Statements.

Accounting Standards Update No. 2012-02 “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU No. 2012-02”)

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. In accordance with the amendments in this Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this ASU did not have a material impact on the Consolidated Financial Statements.

  t)   Pro-rata consolidation of jointly controlled companies

As discussed in Note 2.c). the Company accounted for its investments in Cresca S.A., Canteras Natal Crespo S.A., Apsamedia S.A., Puerto Retiro S.A., Liveck, Quality Investments, Baicom Networks S.A., Nuevo Puerto de Santa Fe S.A. and CYRSA, under the proportionate consolidation method under Argentine GAAP.

Accordingly, the Company deconsolidated jointly controlled companies and prospectively applied the equity method of accounting for these investments. Under US GAAP, since the Company did not exercise control over the subsidiaries, proportionate consolidation was not appropriate and the equity method of accounting was used for all periods presented.

Presented below is the consolidated condensed information of the Company as of June 30, 2012 and 2011 considering these companies as an equity investee (see Note 2.c):

	As of and for the fiscal year ended June 30, 2012
	As reported	Eliminations of companies accounts	Inclusion as an equity investee	As adjusted
Current assets	1,922,229	(186,619)	-	1,735,610
Non-current assets	7,832,983	(219,714)	213,425	7,826,694
Total assets	9,755,212	(406,333)	213,425	9,562,304

Current liabilities	2,100,356	(103,742)	-	1,996,614
Non-current liabilities	3,600,797	(89,166)	-	3,511,631
Total liabilities	5,701,153	(192,908)	-	5,508,245

Non-controlling interest	1,990,778	-	-	1,990,778
Shareholders’ equity	2,063,281	(213,425)	213,425	2,063,281

Revenues	3,457,815	(151,989)	-	3,305,826
Gross profit	1,231,937	(14,881)	-	1,217,056
Net income	78,263	(316)	316	78,263

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

t) Pro-rata consolidation of jointly controlled companies (continued)

	As of and for the fiscal year ended June 30, 2011
	As reported	Eliminations of companies accounts	Inclusion as an equity investee	As adjusted
Current assets	2,265,588	(247,318)		2,018,270
Non-current assets	7,455,432	(173,662)	198,398	7,480,168
Total assets	9,721,020	(420,980)	198,398	9,498,438

Current liabilities	2,364,192	(148,732)		2,215,460
Non-current liabilities	2,992,290	(73,850)	-	2,918,440
Total liabilities	5,356,482	(222,582)	-	5,133,900
Non-controlling interest	2,262,857	-	-	2,262,857
Shareholders’ equity	2,101,681	(198,398)	198,398	2,101,681

Revenues	2,540,308	(108,132)	-	2,432,176
Gross profit	1,054,014	(9,414)	-	1,044,600
Net income	221,933	1,057	(1,057)	221,933

	As of and for the fiscal year ended June 30, 2012
	As reported	Eliminations of companies accounts	Inclusion as an equity investee	As adjusted
Cash and cash equivalents as of the beginning of the fiscal year	705,544	(10,993)	-	694,551
Cash and cash equivalents as of the end of the fiscal year	549,831	(24,038)	-	525,793
Net decrease in cash and cash equivalents	(155,713)	(13,045)	-	(168,758)
Cash Flows From Operating Activities	857,038	(21,554)	-	835,484
Cash Flows From Investing Activities	(728,777)	1,027	-	(727,750)
Cash Flows From Financing Activities	(283,974)	7,482	-	(276,492)
Net decrease in cash and cash equivalents	(155,713)	(13,045)	-	(168,758)

	As of and for the fiscal year ended June 30, 2011
	As reported	Eliminations of companies accounts	Inclusion as an equity investee	As adjusted
Cash and cash equivalents as of the beginning of the fiscal year	175,653	(10,575)	-	165,078
Cash and cash equivalents as of the end of the fiscal year	705,544	(10,993)	-	694,551
Net increase (decrease) in cash and cash equivalents	529,891	(418)	-	529,473
Cash Flows From Operating Activities	553,237	15,427	-	568,664
Cash Flows From Investing Activities	(791,512)	(15,845)	-	(807,357)
Cash Flows From Financing Activities	768,166	-	-	768,166
Net increase (decrease)in cash and cash equivalents	529,891	(418)	-	529,473

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

 u)     Business combinations

1)	Fair values of assets and liabilities acquired

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition for each transaction (in million):
2011
BrasilAgro
Working capital (deficiency)	374.1
Inventories	165.1
Non-Current investments and other receivables	153.7
Long term debt	(210.5)
Non-controlling interest	(897.9)
Fixed assets	1,960
Intangible assets	5.3
Deferred income tax	(381.8)
Net assets acquired	1,168.0

2)   Acquisition of BrasilAgro

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

The following table summarizes the unaudited pro forma statement of income information of the Company for the fiscal year ended 2011 and 2010:

	Fiscal Year ended June 30,
	2011	2010
Revenues	2,380,908	1,748,601
Net income	998,817	419,083

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

(v)          Investments in real estate and accumulated depreciation

The following is a summary of the Company's investments in real estate as of June 30, 2012 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Improvements/ additions/ deductions	Total buildings and improvements	Impairment	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest statement of income is computed
Alto Palermo Park	-	622	(622)	-	-	-	-	-	June 1996	November 1997	23
Av. de Mayo 595	1,347	6,622	-	6,622	-	7,969	(3,469)	4,500	July 1992	March 1992	19
Bouchard 551	100,554	72,560	-	72,560	-	173,114	(16,441)	156,673	N/A	March 2007	30
Bouchard 710	68,056	33,033	60	33,093	-	101,149	(13,828)	87,321	N/A	May - 2005	28
Constitución 1111	256	1,082	-	1,082	-	1,338	(527)	811	September 1994 March 1995	June 1994 January 1994	18
Constitución 1159	7,966	796	-	796	(1,814)	6,948	-	6,948	N/A	N/A	50
Costeros Dique IV	1,262	22,698	(19,837)	2,861	-	4,123	(907)	3,216	N/A	June 2001	28
Intercontinental Plaza	29,348	109,826	1,376	111,202	-	140,550	(45,223)	95,327	June 1996	November 1997	24
Hotel Intercontinental	22,299	122,201	3,717	125,918	-	148,217	(84,680)	63,537	N/A	N/A	N/A
Hotel Libertador	3,755	121,096	1,260	122,356	-	126,111	(87,844)	38,267	October 1973 November 1990 December 1997	March 1998	16
Hotel Llao Llao	24,666	120,807	419	121,226	-	145,892	(52,159)	93,733	N/A	N/A	15
Terreno Catalinas Norte	100,862	1,804	6,479	8,283	-	109,145	-	109,145	N/A	March 1999	27
Libertador 498	5,385	14,487	(2,891)	11,596	-	16,981	(5,434)	11,547	N/A	December 1995	22
Predio San Martin	42,022	29,159	-	29,159	-	71,181	(1,390)	69,791	June 1995	November 1993	22
Madero 1020	218	293	-	293	-	511	(259)	252	N/A	December 1995	10
Maipú 1300	21,703	42,423	-	42,423	-	64,126	(19,416)	44,710	N/A	September 1995	23
Rivadavia 2768	291	296	-	296	-	587	(289)	298	N/A	N/A	10

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)
(v)    Investments in real estate and accumulated depreciation (continued)

Description	Land	Buildings and improvement	Improvements/ additions/ deductions	Total buildings and improvements	Impairment	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest statement of income is computed
Santa María del Plata	12,496	14	15	29	-	12,525	(4)	12,521	N/A	N/A	N/A
Sarmiento 517	-	485	(485)	-	-	-	-	-	March 1995	December 1994 July 1994 August 1994	19
Suipacha 652	10,913	14,463	-	14,463	-	25,376	(8,725)	16,651	April-June 1994	November 1991	22
Della Paolera 265	72,140	85,522	-	85,522	-	157,662	(12,235)	145,427	N/A	August 2007	30
Museo Renault	-	4,970	(4,970)	-	-	-	-	-	N/A	December 2007	N/A
Edificio República	109,160	121,691	67	121,758	-	230,918	(19,986)	210,932	N/A	May 2008	N/A
Dique IV	9,195	63,433	-	63,433	-	72,628	(7,752)	64,876	Under Contruction	N/A	N/A
Shopping Abasto	32,192	430,798	2,140	432,938	-	465,130	(132,010)	333,120	November 1998	N/A	31
Shopping Alto Palermo	8,694	582,296	1,259	583,555	-	592,249	(344,207)	248,042	October 1990	November 1997 and March 1998	26
Shopping Alto Avellaneda	30,138	299,314	3,612	302,926	-	333,064	(173,564)	159,500	October 1995	November and December 1997	19
Shopping Paseo Alcorta	34,341	190,447	2,091	192,538	-	226,879	(81,139)	145,740	June 1992	June 1997	25
Alto Noa	3,646	68,326	366	68,692	-	72,338	(31,302)	41,036	September 1994	March 1995, September 1996 and January 2000	22
Buenos Aires Design	11,299	70,388	735	71,123	-	82,422	(63,607)	18,815	November and December 1993	November 1997	20
Patio Bullrich	8,419	204,385	4,817	209,202	-	217,621	(95,568)	122,053	September 1988	October 1998	23
Alto Rosario	26,721	138,216	200	138,416	-	165,137	(28,739)	136,398	November 2004	N/A	29
Mendoza Plaza Shopping	11,156	173,105	5,339	178,444	-	189,600	(65,054)	124,546	June 1994	December, 2004	22
Neuquén Project	3,070	15,497	5,476	20,973	-	24,043	(566)	23,477	Under Contruction	September 1999	N/A
Soleil	16,590	64,459	1,253	65,712	-	82,302	(7,828)	74,474	N/A	N/A	N/A
Panamerican Mall	130,425	518,795	6,422	525,217	-	655,642	(65,985)	589,657	Under construction	November, 2006	N/A
Shopping Córdoba	5,009	103,615	1,641	105,256	-	110,265	(40,443)	69,822	March, 1990	December, 2006	16
Shopping La Ribera	-	-	21,696	21,696	-	21,696	(2,882)	18,814	N/A	N/A	N/A
Other	1,526	10,841	(8,955)	1,886	-	3,412	(1,056)	2,356	N/A	N/A	N/A
	967,120	3,860,865	32,680	3,893,545	(1,814)	4,858,851	(1,514,518)	3,344,333

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

(v)        Investments in real estate and accumulated depreciation (continued)

	Fiscal Year ended June 30,
	2012	2011	2010
Balance, beginning of the fiscal year	4,815,450	3,512,764	3,411,553
Additions during the fiscal year:
Effect of consolidation with IRSA	499	428,966	3,196
Acquisition	21,696	70,180	100,804
Improvements	58,905	806,431	51,848
Recovery of impairment	(561)	1,025	359
	4,895,989	4,819,366	3,567,760

Deductions during the fiscal year:
Sales	(37,138)	(3,916)	(54,996)
	(37,138)	(3,916)	(54,996)
Balance, end of the fiscal year	4,858,851	4,815,450	3,512,764

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

(w)        Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2012 prepared in accordance with SEC S-X 12-29.

Col. A.	Col. B.	Col.C.	Col. D.	Col. E.	Col. F.	Col. G.	Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages	Carrying amount of mortgages	Principal amount of receivable subject to delinquent principal or interest
Customer A	14%	June-2012	Quaterly	None	29,688	12,755	None
Customer B	9%	May-2014	Annual	None	46,228	44,651	None
Mortgages receivables Ps. 30 - Ps. 49	6-14-16-17%	September 2009 – January 2011 – May 2013	Monthly	None	142	106	None
Mortgage receivables Ps. 50 -Ps. 69	12-14%	April 2014 - April 2015 - July 2014	Monthly	None	163	23	None
Mortgage receivables Ps. 70-Ps. 99	12-14%	June 2009 – May 2014 – April 2015	Monthly	None	220	71	None
Mortgage receivables Ps. 120-Ps. 139	14%	June 2014	Monthly	None	128	28	None
Mortgage receivables Ps. 180-Ps. 199	6%	December 2012-June 2013	Monthly	None	374	178	None
Mortgage receivables Ps. 200-Ps.219	6%	August 2013	Monthly	None	210	135	None
Mortgage receivables Ps. 220-Ps. 239	6%	June 2013-May 2014	Monthly	None	453	379	None
Mortgage receivables Ps. 260-Ps.279	6%	August 2013	Monthly	None	272	189	None
Mortgage receivables Ps. 280-Ps.299	6%	October 2012	Monthly	None	295	88	None
Mortgage receivables Ps. 300-Ps. 319	14%	June 2012	Semiannual	None	316	136	None
Mortgage receivables Ps. 320-Ps. 329	6-10%	November 2012-February 2017	Monthly	None	659	513	None
Mortgage receivables Ps. 360-Ps. 379	12%	November 2012	Monthly	None	361	93	None

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

(w)  Mortgage receivable on real estate (continued)

Col. A.	Col. B.	Col.C.	Col. D.	Col. E.	Col. F.	Col. G.	Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages	Carrying amount of mortgages	Principal amount of receivable subject to delinquent principal or interest
Mortgage receivables	14%	June 2012	Semiannual	None	632	227	None
Ps. 620-Ps.639
Mortgage receivables	14%	June 2012	Monthly	None	947	406	None
Ps. 940-Ps.949
					Ps. 81,088	Ps. 59,978

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

31. Differences between Argentine GAAP and US GAAP (continued)

   II- Additional disclosure requirements (continued)

(w)        Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Fiscal Year ended June 30,
	2012	2011	2010
Balance, beginning of fiscal year	33,408	33,913	10,449
Additions during the fiscal year:
New mortgage loans	47,837	14,061	37,669
Deductions during the fiscal year:
Collections of principal	(21,267)	(14,566)	(14,205)
Balance, end of fiscal year	59,978	33,408	33,913

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

32.        Other financial statement information

The accompanying tables present additional statement disclosures required under Argentine GAAP. This information is not a required part of the financial statements under US GAAP; however, these tables include information necessary to comply with the valuation and qualifying accounts schedule requirements of the Securities and Exchange Commission.

a.  Fixed assets, net

b.  Intangible assets

c.  Allowances and provisions

d.  Cost of sales

e.  Cost of production

f.   Foreign currency assets and liabilities

g.  Other expenses

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

32.        Other financial statement information

a)     Fixed assets, net

									Current fiscal year
Principal Account	Value at the beginning of fiscal year	Additions and/or transfers (1)	Deductions and/or transfers	Transitory Conversion Differences	Value at the end of fiscal year	Accumulated at the beggining of the fiscal year	Increase (2)	Decrease of the fiscal year	Current year (3)	Transitory Conversion Differences	Accumulated at the end of the fiscal year	Impairment (4)	Net carrying value as of June 30, 2012	Net carrying value as of June 30, 2011
Farms	1,388,565	15,211	53,741	(101,517)	1,248,518	-	-	-	-	-	-	-	1,248,518	1,388,565
Areas´ development BrasilAgro	211,262	55,083	-	(36,114)	230,231	42,544	-	-	25,368	(8,120)	59,792	-	170,439	168,718
Wire fences	13,306	252	47	-	13,511	1,629	-	3	401	-	2,027	-	11,484	11,677
Watering troughs	13,623	510	-	-	14,133	1,968	-	-	673	-	2,641	-	11,492	11,655
Alfalfa fields and meadows	7,274	-	1,205	2	6,071	4,035	-	1,036	1,008	-	4,007	-	2,064	3,239
Buildings and constructions	94,316	12,803	786	(5,972)	100,361	8,523	-	28	3,268	(1,417)	10,346	-	90,015	85,793
Machinery and equipment	100,080	20,263	159	(6,240)	113,944	65,066	55	193	11,467	(2,157)	74,238	-	39,706	35,014
Vehicles	11,889	4,355	1,636	120	14,728	5,249	-	647	1,165	689	6,456	-	8,272	6,640
Tools	318	27	2	-	343	194	-	-	38	-	232	-	111	124
Furniture and fixtures	46,257	3,348	20	(235)	49,350	30,288	169	288	5,019	(56)	35,132	-	14,218	15,969
Feeders and troughs	228	38	18	-	248	17	-	-	11	-	28	-	220	211
Corrals and leading lanes	2,331	1,067	-	-	3,398	232	-	-	102	-	334	-	3,064	2,099
Roads	4,356	270	-	(262)	4,364	1,476	-	-	277	-	1,753	-	2,611	2,880
Facilities	24,423	7,111	207	(1,494)	29,833	11,103	-	17	2,608	(803)	12,891	-	16,942	13,320
Computer equipment	2,575	1,536	33	141	4,219	1,205	-	30	488	214	1,877	-	2,342	1,370
Silo plants	1,342	5	-	-	1,347	691	-	-	75	-	766	-	581	651
Constructions in progress	8,035	30,755	8,387	(928)	29,475	547	-	207	-	392	732	-	28,743	7,488
Advances to suppliers	14,095	23,747	12,672	(184)	24,986	-	-	-	-	-	-	-	24,986	14,095
Forest Products - Raw materials	4,320	-	-	-	4,320	576	-	-	144	-	720	-	3,600	3,744
Improvements in third parties buildings	56,977	36,111	255	(4)	92,829	21,351	-	514	2,513	550	23,900	-	68,929	35,626
Feedlot	9,275	20	648	-	8,647	5,277	-	433	520	-	5,364	-	3,283	3,998
Slaughtering	35,557	892	446	-	36,003	16,979	-	-	970	-	17,949	-	18,054	18,578
Hotels	414,824	5,396	-	-	420,220	211,111	-	-	13,576	-	224,687	-	195,533	203,713
Office buildings	1,093,592	2,504	27,878	-	1,068,218	136,377	-	6,286	25,794	-	155,885	-	912,333	957,083
Other fixed assets	136,952	6,494	622	-	142,824	6,042	-	84	6	-	5,964	1,814	135,046	128,535
Commercial real estate	4,981	-	4,981	-	-	280	-	420	140	-	-	-	-	4,701
Shopping centers	3,210,509	68,577	11,434	-	3,267,652	1,002,886	1,957	5,060	133,093	-	1,132,876	-	2,134,776	2,207,623

Total as of June 30, 2012	6,911,262	296,375	125,177	(152,687)	6,929,773	1,575,646	2,181	15,246	228,724	(10,708)	1,780,597	1,814	5,147,362

Total as of June 30, 2011	4,638,740	2,532,581	260,059	-	6,911,262	1,344,958	79,023	30,975	182,640	-	1,575,646	2,507		5,333,109

(1) Includes $ 21,696 from the acquisition of the shopping center La Ribera.
(2) Incorporated by consolidation of IRSA with Nuevo Puerto Santa Fe S.A. (“Shopping Center La Ribera”)
(3) The allocation of annual depreciation charges in the Consolidated Statements of Income is included in “Other expenses” (Nota 32.g) except for Ps. 136 and Ps. 425 and Ps. 2,068 for the fiscal years ended June 30, 2012, 2011 and 2010, respectively passed through to tenants.
(4) Net of the depreciation of the year for Ps. 8 and Ps. 12 for years ended June 30, 2012 and 2011, recovery of impairment of Ps. 561 for the fiscal year ended 2012 and Ps. 1,012 for the fiscal year ended 2011 and decrease in allowances for impairment of fixed assets Ps. 124 for the fiscal year ended 2012.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

32.             Other financial statement information (continued)

b)     Intangible assets

							Amortization
Principal Account	Value at the beginning of fiscal year	Additions and/or transfers	Deductions and/or transfers	Translation Differences	Deductions and/or transfers Effect of Business Combinations	Value at the end of fiscal year	Accumulated at the beginning of fiscal year	Increase	Deductions and/or transfers	Amount	Accumulated at the end of fiscal year	Net carrying value as of June 30, 2012	Net Carrying value as of June 30, 2011
Concession rights	44,455	13,915	-	-	-	58,370	3,013	-	-	753	3,766	54,604	41,442
Saving expenses of contracts in acquired leases	18,247	547	-		-	18,794	8,953	-	-	1,158	10,111	8,683	9,294
				-
Pre-operating expenses	41,802	6,474	-	-	-	48,276	19,836	667	-	3,912	24,415	23,861	21,966
Tarshop’s customers	153	-	-	-	-	153	153	-	-	-	153	-	-
Softwares (1)	8,937	3,385	-	(981)	-	11,341	2,060	-	-	3,444	5,504	5,837	6,877
Licences	141	3	-	-	-	144	72	-	-	48	120	24	69
Leases	-	707	-	-	-	707	-	-	-	707	707	-	-
Trademarks	986	184	-	-	-	1,170	689	161	-	101	951	219	297
Total as of June 30, 2012	114,721	25,215	-	(981)	-	138,955	34,776	828	-	10,123	45,727	93,228
Total as of June 30, 2011	125,652	9,006	17,732	-	2,205	114,721	37,067	2,060	12,383	8,032	34,776		79,945

(1) Incorporated by Consolidation with BrasilAgro as of June 30, 2011.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

32. Other financial statement information (continued) c) Allowances and provisions

Items	Opening Balances	Increases for the fiscal year (1)	Decreases for the fiscal year (2)	Translation differences	Closing Balances
2012
Deducted from assets
Current
Allowance for doubtful accounts	117,564	19,117	(65,514)	-	71,167
Total deducted from current assets	117,564	19,117	(65,514)	-	71,167
Non-current
Allowance for impairment of non-current inventories	29	146	(92)	-	83
Allowance for doubtful mortgage	2,208	-	-	-	2,208
Allowance for recoverability of tax losses	22,433	7,546	-	-	29,979
Allowance for recoverability of minimum presunted income tax	2,518	234	-	-	2,752
Allowance for doubtful accounts other credits	92	-	-	-	92
Allowance for impairment of fixed assets	2,507	-	(693)	-	1,814
Total deducted from non-current assets	29,787	7,926	(785)	-	36,928

Included in liabilities
Current
Provision for lawsuits and contingencies	4,615	2,024	(2,703)	-	3,936
Total included in current liabilities	4,615	2,024	(2,703)	-	3,936
Non-current				-
Provision for lawsuits and contingencies	14,952	14,509	(6,662)	(233)	22,566
Total included in non-current liabilities	14,952	14,509	(6,662)	(233)	22,566
2011
Deducted from assets
Current
Allowance for doubtful accounts	114,855	51,024	(48,315)	-	117,564
Allowance for impairment of current investments	7,423	-	(7,423)	-	-
Total deducted from current assets	122,278	51,024	(55,738)	-	117,564
Non-current
Allowance for doubtful accounts	1,250	-	(1,250)	-	-
Allowance for impairment of non-current investments	1,115	-	(1,115)	-	-
Allowance for impairment of non-current inventories	157	-	(128)	-	29
Allowance for doubtful mortgage	2,208	-	-	-	2,208
Allowance for recoverability of tax losses	59,204	27,399	(30,313)	-	56,290
Allowance for recoverability of minimum presunted income tax	-	2,518	-	-	2,518
Allowance for doubtful accounts other credits	-	92	-	-	92
Allowance for impairment of undeveloped plots of land	50	-	(50)	-	-
Allowance for impairment of fixed assets	3,561	-	(1,054)	-	2,507
Total deducted from non-current assets	67,545	30,009	(33,910)	-	63,644

Included in liabilities
Current
Provision for lawsuits and contingencies	2,890	4,090	(2,365)	-	4,615
Total included in current liabilities	2,890	4,090	(2,365)	-	4,615
Non-current
Provision for lawsuits and contingencies	9,708	7,965	(2,721)	-	14,952
Total included in non-current liabilities	9,708	7,965	(2,721)	-	14,952

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

32. Other financial statement information (continued) c) Allowances and provisions (continued)

2010
Deducted from assets
Current
Allowance for doubtful accounts	129,479	30,571	(45,195)	-	114,855
Allowance for impairment of current investments	10,198	-	(2,775)	-	7,423
Total deducted from current assets	139,677	30,571	(47,970)	-	122,278

Non-current
Allowance for doubtful accounts	2,708	-	(1,458)	-	1,250
Allowance for impairment of non-current investments	1,841	1,771	(2,497)	-	1,115
Allowance for impairment of non-current inventories	1,029	870	(1,742)	-	157
Allowance for recoverability of tax losses	12,429	50,292	(3,517)	-	59,204
Allowance for doubtful mortgage	2,208	-	-	-	2,208
Allowance for impairment of intangible assets	-	-	-	-	-
Allowance for impairment of undeveloped plots of land	50	-	-	-	50
Allowance for impairment of fixed assets	3,891	31	(361)	-	3,561
Total deducted from non-current assets	24,156	52,964	(9,575)	-	67,545

Included in liabilities
Current
Provision for lawsuits and contingencies	4,051	2,095	(3,256)	-	2,890
Total included in current liabilities	4,051	2,095	(3,256)	-	2,890
Non-current				-
Provision for lawsuits and contingencies	5,823	4,817	(932)	-	9,708
Total included in non-current liabilities	5,823	4,817	(932)	-	9,708

(1) Includes Allowences deduced from assets for Ps. 21,449 for Cactus Consolidation effect, and Allowences included in liabilities for Ps. 1,288 and Ps. 1,264 respectively for Cactus and BrasilAgro Consolidation effect, as of June 30, 2011, respectively.
(2) Includes Allowences deduced from assets for Ps. (60) and Allowences included in liabilities for Ps. (21) for Cactus Consolidation effect, as of June 30, 2011, respectively.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

32.        Other financial statement information (continued)

d)    Cost of sales

	For the fiscal year ended June 30,
	2012	2011	2010
Agricultural business:
I. Cost of sales – crops, beef cattle, milk, feed lot and others
Inventories at the beginning of the fiscal year (11)	436,541	194,424	135,357
Unrealized gain on inventories - Beef cattle	14,570	60,667	80,021
Unrealized gain on inventories - Crops	4,144	(2,535)	(390)
Conversion differences	(8,258)	58	(71)
Consumer exposure adjustment	2,584	2,806	-
Production income (1)	685,325	396,238	213,451
Transfer of inventory to property and equipment	(664)	(939)	(1,521)
Transfer of inventory to cost of sales	(18,633)	(18,468)	(7,812)
Transfer of sales inventory	34,470	10,346	-
Transfer of inputs h	(2,107)	(594)	-
Purchases	69,339	84,531	44,071
Operating expenses (Note 30.g)	22,332	18,336	16,146
Incorporated by consolidation of Cactus	-	124,971	-
Inventories at the end of the fiscal year (11)	(356,466)	(436,541)	(194,424)
Cost of sales- crops, beef cattle, milk, feed lot and others	883,177	433,300	284,828

II. Cost of farms
Stock at the beginning of the fiscal year (farms held for sale)	49,049	29,906	4,825
Conversion differences	(849)	-	-
Cost of farms	48,200	29,906	4,825

Slaughtering/ Feedlot Business
I. Cost of sales
Inventories at the beginning of the fiscal year(11)	11,134	-	-
Unrealized gain on inventories- Beef cattle	-	(113)	-
Unrealized gain on inventories- Crops	52	554	-
Transfer of inventory to cost of sales	(10,069)	(14,350)	-
Transfer of sales inventory s	(509)	(1,697)	-
Purchases	81,902	104,645	-
Operating expenses	35,086	31,586	-
Incorporated by consolidation of Cactus	-	13,780	-
Inventories at the end of the fiscal year (11)	(1,450)	(11,134)	-
Cost of sales - Slaughtering/Feedlot business	116,146	123,271	-

(1) Includes income from change in value of cattle Ps. 72.3 million as of June 2012; includes income from change in value of gains Ps. 585.2 million as of June 2012; and includes income from change in value of million Ps. 27.8 million as of June 2012.
(1) Includes income from change in value of cattle Ps. 46,6 million as of June 2011; includes income from change in value of grains Ps. 320,9 million as    of June 2011; and includes income from change in value of milk Ps. 28,7 million as of June 2011.
(1) Includes income from change in value of cattle Ps. 20,8 million as of June 2010; includes income from change in value of grains Ps. 167,9 million as of June 2010; and includes income from change in value of milk Ps. 24,8 million as of June 2010.
(11) Net advances to suppliers.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

32. Other financial statement information (continued)

d) Cost of sales (continued)

	For the fiscal year ended June 30,
Real estate business:	2012	2011	2010
III. Cost of sales and development of properties
Stock at the beginning of the fiscal year (11)	351,183	324,193	187,116
Operating expenses (Note 30.g))	1,183	5,840	14,004
Restitution of property on execution mortgage	-	471	-
Land swaps Caballito (TGLT)	176	51,999	-
Transfers from fixed assets	37,191	20,490	73,409
Tranfers from undeveloped parcels of land	-	67,130	7,789
Capitalized interest	-	2,857	1,932
Land reversal Caballito (Cyrsa)	-	(3,595)	-
Reversal	-	(1,189)	-
Sale of business	(1,027)	3,021	21,902
Transfer from intangible assets	-	238	-
Purchases and Adjustment to purchase price of inventory	17,800	87,173	84,103
Gain from valuation of inventories at fair market value	42,817	45,442	33,831
Capitalized financial cost	2,600	-	-
Results from holding of real estate assets	23	7	-
Stock at the end of the fiscal year (11)	(228,740)	(351,183)	(324,193)
Cost of sales and development of properties	223,206	252,894	99,893

IV. Cost of lease and service offices, shopping centers, hotels, consumer financing and others
Stock at the beginning of the fiscal year (11)	3,599	3,141	2,676
Purchases	1,183	458	465
Operating expenses (Note 30.g))	341,879	366,845	402,631
Stock at the end of the fiscal year (11)	(4,791)	(3,599)	(3,141)
Cost of lease and service offices, shopping centers, hotels, consumer financing and others	341,870	366,845	402,631

            (11) Net advances to suppliers.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

32.        Other financial statement information (continued)

e)     Cost of production

	For the fiscal year ended June 30,
	2012	2011	2010

Inventories at the beginning of the fiscal year (1)	296,013	82,981	52,776
Unrealized gain on inventories - Beef cattle	5,014	9,198	4,328
Unrealized gain on inventories - Crops	8,855	9,939	1,954
Transfer of inventory to property and equipment	(227)	(722)	(1,044)
Transfer of unharvested crops to expenses	(369,843)	(95,739)	(82,050)
Incorporated by consolidation of Cactus /BrasilAgro	-	95,787	-
Purchases	288,916	134,657	102,635
Production	15,071	10,243	4,270
Transfer of inventories sold	(21,563)	(10,346)	-
Transfer of inputs	1,539	495	-
Transitory conversion differences	(22,411)	1,915	-
Consumer exposure adjustment	(2,584)	(2,806)	-
Operating expenses (Note 30.g))	631,807	276,994	202,069
Inventories at the end of the fiscal year (1)	(217,308)	(232,518)	(82,981)
Cost of production	613,279	280,078	201,957

              (11) Net advances to suppliers.

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

32. Other financial statement information (continued)
f) Foreign currency assets and liabilities

	June 30, 2012				June 30, 2011
Item	Type and amount of foreign Currency		Current exchange rate Ps.	Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos

ASSETS
Current Assets
Cash and banks
Cash and banks in dollars	US$ 63,050		4.487	282,906	US$ 35,551		Ps. 144,691
Cash and banks in Brazilian Reais	R$	13,444	2.030	27,291	R$	3,841	9,640
Cash and banks in Euros		€102	5.674	580,000		€43	252,000
Cash and Banks in Yen	Y	71	0.056	4,000	Y	79	4,000
Cash and banks in guaranties	Gs. 11,300		0.001	11,000	Gs. 210,439		213,000
Cash and banks in pesos bolivianos	Bs. 5,245		0.661	3,469	Bs. 108
							65,000
Cash and banks in Pounds	GBP 3		7.037	19,000	GBP 3		17,000
Collections to be deposited	Gs. 5,136		0.001	5,000	US$ -		-
Investments
Mutual funds in dollars	US$ 10,129		4.487	45,451	US$ 47,041		191,456
Mutual funds in Euros		€-	-	-		€-	-
Mutual funds in Brazilian Reais	R$	12,499	2.030	25,374	R$	45,300	113,704
Time Deposits	R$	48,480	2.030	98,415	R$	93,106	233,697
Public Shares	US$ 1,221		4.487	5,477	US$ 5		20,000
Public Shares		€1,090	5.674	6,191		€490	2,892
Others investments	US$ 2		4.487	9,000	US$ 3		12,000
Trade accounts receivable
Trade accounts receivable in dollars	US$ 16,479		4.487	73,940	US$ 31,540		128,369
Trade accounts receivable in pesos guaraníes	Gs. 752,468		0.001	733,000	Gs. 976,680		989,000
Trade accounts receivable in pesos bolivianos	Bs. 19,627		0.661	12,983	Bs. 65,648		39,235
Trade accounts receivable in pesos uruguayos	UYU 348		0.207	72,000	UYU 474		77,000
Debtors from sale on real estate	US$ -		-	-	US$ 954		3,885
Debtors from sales on properties	US$ 2,210		4.487	9,915	US$ -		-
Debtors from sale on agricultural business	R$	57,729	2.030	117,190	R$	27,240	68,373
Debtors from sale on agricultural business property	R$	10,418	2.030	21,149	R$	-	-
Subsidiaries, related companies Law 19,550 Section 33 and related parties	Gs. 14,382		0.001	14,000	Gs. 44,997		46,000
Checks to be deposited	Gs. -		-	-	Gs. 114,384		116,000
Subsidiaries, related companies Law 19,550 Section 33 and related parties	US$ 219		4.527	993,000	US$ 120		495,000
Allowances for doubtful accounts	R$	(1,050)	2.030	(2,132)	R$	-	-
Interests to accrue debtors fror sale on property and land	US$ (526)		4.487	(2,362)	US$ -		-
Other receivables
VAT receivable, net in pesos bolivianos	Bs. 1,516		0.661	1,003	Bs. 1,750		1,046
Guarantee deposits and premiums	US$ 268		4.487	1,201	US$ 874		3,558
Guarantee deposits	R$	4,433	2.030	8,999	R$	-	-
Guarantee deposits and premiums	Bs. 528		1	350,000	Bs. -		-
Financial Operation to liquidate	US$ 154		4.487	692,000	US$ 3,484		14,180
Withholding income tax	US$ -		-	-	US$ 1,908		7,764
Withholding income tax	R$	6,073	2.030	12,329	R$	-	-
Subsidiaries, related companies Law 19,550 Section 33 and related parties	US$ 13,184		4.527	59,684	US$ 2,242		9,215
Subsidiaries, related companies Law 19,550 Section 33 and related parties	Bs. 2,975		0.661	1,968	Bs. -		-

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

32. Other financial statement information (continued) f) Foreign currency assets and liabilities (continued)

	June 30, 2012				June 30, 2011
	Type and amount of foreign Currency		Current exchange rate Ps.	Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Subsidiaries, related companies Law 19,550 Section 33 and related parties	R$	4	2.030	9	R$	-	-
Prepaid expenses, excluding leases	US$	123	4.487	554	US$	502	2,043
Prepaid expenses, excluding leases	Bs.	671	0.661	444	Bs.	-	-
Prepaid expenses, excluding leases	UYU	435	0.207	90	UYU	-	-
Expenses to be recovered in dollares	US$	-	-	-	US$	1	5
Expenses to be recovered in guaranties	Gs.	8,218	0.001	8	Gs.	22,637	23
Advance to suppliers	R$	-	-	-	R$	12,808	32,147
Advance to suppliers	Gs.	10,273	0.001	10	Gs.	-	-
Advance to suppliers	UYU	16	0.207	3	UYU	-	-
Advance to suppliers	Bs.	799	0.661	528	Bs.	-	-
Advance to suppliers	US$	135	4.487	605	US$	-	-
Advance to ICOSA	UYU	8	0.207	2	UYU	-	-
Employee loans	Gs.	16,436	0.001	16	Gs.	-	-
Advance to income tax	Gs.	6,164	0.001	6	Gs.	-	-
Insurance to expire	Gs.	21,572	0.001	21	Gs.		-
Others in dollares	US$	2,769	4.487	12,423	US$	2,829	11,512
Others in guaraníes	Gs.	2,055	0.001	2	Gs.	4,118	4
Others in pesos bolivianos	Bs.	18	0.661	12	Bs.	59	35
Others in reales	R$	4,804	2.030	9,751	R$	23,999	60,238
Others in euros		€29	5.674	163		€3	17
Others in pesos uruguayos	UYU	5	0.207	1	UYU	5	1

Non-Current Assets
Other receivables
Subsidiaries, related companies Law 19,550 Section 33 and related parties	US$	28,125	4.527	127,323	US$	2,578	10,596
Subsidiaries, related companies Law 19,550 Section 33 and related parties	R$	-	-	-	R$	7,466	18,739
Accounts receivable, net	US$	8,035	4.487	36,051	US$	3,466	14,108
Accounts receivable, net	R$	1	2.030	2	R$	-	-
Guarantee deposits	R$	25,587	2.030	51,941	R$	22,301	55,975
Guarantee deposits	US$	-	4.487	-	US$	-	-
Deferred income tax	Gs.	1,536,781	0.001	1,496	Gs.	274,814	278
Deferred income tax	Bs.	8,050	0.661	5,325	Bs.	-	-
Deferred income tax	R$	18,674	2.030	37,909	R$	-	-
Real state guarantee deposits	Bs.	13	0.661	8	Bs.	-	-
Others	US$	1,374	4.487	6,167	US$	212	863
Others	R$	25,448	2.030	51,659	R$	5,536	13,895
Trade accounts receivable
Trade accounts receivable	Bs.	-	-	-	Bs.	5,888	3,519
Interest to accrue debtors from sale on property and land	US$	(349)	4.487	(1,566)	US$	-	-
Debtors from sale on property and land	US$	3,250	4.487	14,584	US$	-	-
Debtors form sale of real estate	US$	-	-	-	US$	1,757	7,149
Debtors form sale of real estate	R$	14,073	2.030	28,569	R$	3,080	7,731
Investments
Advances for shares purchases	US$	-	-	-	US$	442	1,797
Hersha Hospitality Trust: Share/Options	US$	67,008	4.487	300,666	US$	68,120	277,248
Supertel Hospitality Inc.	US$	30,292	4.487	135,922	US$	-	-
Interest in related parties(Cactus)	US$	141	4.527	638	US$	-	-

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

32. Other financial statement information (continued) f) Foreign currency assets and liabilities (continued)

Others	Bs.	9	0.661		6	Bs.	-		-
Others	R$	452	2.030		918	R$	430		1,080
Others	US$	-	-		-	US$	23		94
Goodwill - Jaborandí	R$	6,351	2.030		12,893		-		-
US$	US$	247,293			1,111,273	US$	203,652		829,060
R$	R$	247,420			502,266	R$	245,107		615,219
€		€1,222			6,934		€536		3,161
JPY	Y	71			4	Y	79		4
Bs.	Bs.	39,451			26,096	Bs.	73,453		43,900
Gs.	Gs.	2,384,785			2,322	Gs.	1,648,069		1,669
UYU	UYU	812			168	UYU	479		78
GBP	GBP	3			19	GBP	3		17
Total Assets				Ps.	1,649,082			Ps.	1,493,108

LIABILITIES
Current Liabilities
Trade accounts payables
Suppliers	US$	7,221	4.527	Ps.	32,689	US$	14,423	Ps.	59,280
Suppliers	Bs.	19,643	0.661		12,993	Bs.	37,352		22,323
Suppliers	UYU	357	0.207		74	UYU	132		39
Suppliers	Gs.	1,231,171	0.001		1,199	Gs.	830,209		841
Suppliers	R$	4,578	2.030		9,292	R$	2,555		6,412
Suppliers		€28	5.736		162		€31		185

Subsidiaries, related companies Law 19,550 Article 33 and related parties	US$	439	4.527	1,989	US$	166	683
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Bs.	-	-	-	Bs.	1,471	879
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Gs.	-	-	-	Gs.	345,674	350
Provisions for inputs and other expenses	US$	693	4.527	3,137	US$	35	145
Provisions for inputs and other expenses	Bs.	8,058	0.661	5,330	Bs.	6,788	4,057
Provisions for inputs and other expenses	Gs.	-	-	-	Gs.	131,55	133
Debt related to purchase of farms	Gs.	-	-	-	Gs.	520,424	527
Debt related to purchase of farms	US$	4,3	4.527	19,466	US$	6,902	28,367
Debt related to purchase of farms	R$	45,067	2.030	91,487	R$	60,331	151,430
Interests to accrue debt related to purchase of farms	US$	(162)	4.527	(733)	US$	-	-

Short term debt
Foreign Banks including interest payable	US$	65,114	4.527	294,772	US$	57,557	236,557
Foreign Banks		€-	-	-		€22	133
Foreign Banks	Gs.	488,976	0.001	476	Gs.	-	-
Foreign Banks	Bs.	-	-	-	Bs.	19	11
Foreign Banks	R$	47,504	2.030	96,443	R$	26,541	66,619
Financial Loans	Bs.	13,200	0.661	8,731	Bs.	-	-
Interests to pay loans	Bs.	75	0.661	49	Bs.	-	-
Subsidiaries, related companies Law 19,550 Article 33 and related parties	US$	1,251	4.527	5,664	US$	11	46
Non-convertible Notes-Class IV	US$	4,125	4.527	18,676	US$	13,382	54,998

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)
32. Other financial statement information (continued) f) Foreign currency assets and liabilities (continued)

Non-convertible Notes-Class VI	US$	24,115	4.527	109,168	US$	-	-
Non-convertible Notes-Class VII	US$	2,079	4.527	9,413	US$	9,787	40,226
Interests to pay Non-covertible Notes	US$	1,706	4.527	7,723	US$	-	-
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Bs.	-	-	-	Bs.	70,514	42,143
Salaries and social security payable
Salaries payable	Gs.	-	-	-	Gs.	1,820	2
Provision for vacation and bonuses	R$	7,774	2.030	15,781	R$	4,610	11,571
Provision for vacation and bonuses	Gs.	100,672	0.001	99	Gs.	-	-
Provision annual salary supplement (SAC)	Bs.	119	0.661	79	Bs.	-	-
Provision annual salary supplement (SAC)	Gs.	38,009	0.001	37	Gs.	-	-
Social security payable	Bs.	85	0.661	56	Bs.	409	244
Social security payable	Gs.	20,545	0.001	20	Gs.	85,876	87
Social security payable	R$	383	2.030	777	R$	302	757
Others	R$	46	2.030	94	R$	222	557
Taxes payable
Income tax withholdings	Bs.	471	0.661	311	Bs.	3,319	1,984
Income tax withholdings	Gs.	1,541	0.001	2	Gs.	2,527	3
Income tax withholdings	R$	-	-	-	R$	1,671	4,193
Income tax payable, net	Bs.	5,014	0.661	3,316	Bs.	-	-
Income tax payable, net	R$	495	2.030	1,005	R$	-	-
VAT payable	Gs.	6,164	0.001	6	Gs.	-	-
ICOSA payable	UYU	9	0.207	2	UYU	-	-
Allowance gross income tax	R$	360	2.030	730	R$	-	-
Others	US$	64	4.527	289	US$	33	135
Others	R$	1,877	2.030	3,811	R$	181	454

Advances from customers
Advances from customers	US$	13,383	4.527	60,584	US$	25,936	106,596
Advances from customers	Gs.	-	-	-	Gs.	101,003	102
Advances from customers	Bs.	2,130	0.661	1,409	Bs.	35,193	21,033
Advances from customers	R$	4,953	2.030	10,054	R$	6,198	15,557
Advances from customers Related Parties	US$	555	4.527	2,512	US$	-	-
Other liabilities
Premium collected	US$	13	4.527	59	US$	164	672
Subsidiaries, related companies Law 19,550 Article 33 and related parties	US$	13,605	4.527	61,589	US$	9,411	38,678
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Bs.	4,109	0.661	2,718	Bs.	-	-
Subsidiaries, related companies Law 19,550 Article 33 and related parties	R$	51	2.030	104	R$	-	-
Guarantee deposits	US$	293	4.527	1,328	US$	514	2,113
Advance for concession of rights	US$	1,058	4.527	4,789	US$	-	-
Dividends payable	R$	-	-	-	R$	2	5
Operations to liquidate	US$	4,086	4.527	18,497	US$	1,869	7,681
Others	R$	4	2.030	7	R$	14	35
Others	US$	253	4.527	1,145	US$	33	137
Accruals
Lawsuits and contingencies	R$	-	-	-	R$	504	1,264

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)
32. Other financial statement information (continued) f) Foreign currency assets and liabilities (continued)

Non-Current Liabilities
Trade accounts payables
Debt related to purchase of farms	US$	-	-		-	US$	2,944		12,098
Debt related parties Puerta de Segura S.A.	US$	4,147	4.527		18,774	US$	-		-
Debt related parties Helmir S.A.	US$	4,284	4.527		19,393	US$	-		-
Long term debt
Financial loans	US$	461,943	4.527		2,091,215	US$	430,773		1,770,477
Financial loans	R$	56,577	2.030		114,852	R$	58,144		145,942
Financial loans	Bs.	10,800	0.661		7,144	Bs.	-		-
Non-convertible Notes - Class IV	US$	-	-		-	US$	4,461		18,333
Non-convertible Notes - Class VI	US$	-	-		-	US$	24,261		99,712
Non-convertible Notes - Class VII	US$	60,000	4.527		271,620	US$	2,079		8,546
Non-convertible Notes - Class X..	US$	31,525	4.527		142,712	US$	-		-
Non-convertible Notes - Class XI.	US$	17,783	4.527		80,502	US$	-		-
Non-convertible Notes Issue expenses	US$	(570)	4.527		(2,580)	US$	-		-
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Gs.	-	-		-	Gs.	10,221,590		10,355
Taxes payable
Deferred income tax	Bs.	1,584	0.661		1,048	Bs.	4,580		2,737
Deferred income tax	R$	3,663	2.030		7,436	R$	3,491		8,763
Gross revenue tax	R$	-	-		-	R$	318		797
Others	R$	-	-		-	R$	112		282
Others	US$	809	4.527		3,662	US$	1,928		7,924
Advances from customers
Admission rights	US$	-	-		-	US$	102		418
Advances from customers	US$	817	4.527		3,699	US$	-		-
Salary and social security payable
Provision for severance pay	Bs.	559	0.661		370	US$	-		-
Other liabilities
Guarantee deposits	US$	1,509	4.527		6,832	US$	1,154		4,745
Others	US$	158	4.527		716	US$	-		-
Debts for the purchase of investments	US$	-	-		-	US$	158		650
Lawsuits and contingencies	R$	1,304	2.030		2,647	R$	-		-
Subsidiaries, related companies Law 19,550 Article 33 and related parties	Bs.	2,943	0.661		1,947	Bs.	-		-
Subsidiaries, related companies Law 19,550 Article 33 and related parties	US$	39,440	4.527		178,544	US$	-		-
Derivate financial instruments	R$	11,261	2.030		22,859	R$	-		-
Advance for concession of rights	US$	-	-		-	US$	814		3,344
Provision for contingencies	US$	200	4.527		905	US$	700		2,877
US$	US$	766,236			3,468,750	US$	609,597		2,505,438
R$	R$	185,897			377,379	R$	165,196		414,638
€		€28			162		€53		318
Bs.	Bs.	68,790			45,501	Bs.	159,645		95,411
Gs.	Gs.	1,887,078			1,839	Gs.	12,240,673		12,400
UYU	UYU	366			76	UYU	132		39
Total Liabilities				Ps.	3,893,707			Ps.	3,028,244

Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria and Subsidiaries
Notes to the Consolidated Financial Statements (continued)
(Amounts in thousands of Argentine Pesos, except as otherwise indicated)

30.   Other financial statement information (continued)

         g)    Other expenses
	Expenses
Items	Operating	Cost of sales and development of properties	Cost of lease and service offices, shopping centers, hotels, consumer	Selling	Administrative	Total for the fiscal year ended June 30, 2012	Total for the fiscal year ended June 30, 2011	Total for the fiscal year ended June 30, 2010
Directors’ fees	-	-	-	-	78,869	78,869	55,327	51,653
Fees and payments for services	1,107	263	4,831	2,011	63,643	71,855	55,059	75,097
Salaries and wages and social security contributions	67,825	92	64,509	30,161	120,612	283,199	214,452	211,681
Taxes, rates and contributions	8,396	52	2,624	33,758	28,646	73,476	73,309	55,791
Gross sales tax	-	-	-	51,423	-	51,423	28,633	58,892
Office and administrative expenses	2,664	3	5,388	940	16,606	25,601	17,602	14,296
Bank commissions and expenses	36	-	-	-	9,923	9,959	6,221	6,807
Depreciation and amortization	47,295	-	182,303	850	8,527	238,975	190,247	177,643
Vehicle and travelling expenses	4,807	8	348	1,012	7,266	13,441	9,017	10,368
Spare parts and repairs	10,827	-	-	31	578	11,436	5,964	6,973
Insurance	1,560	-	259	28	2,990	4,837	4,473	5,793
Employees’ maintenance	4,047	-	(3,187)	633	3,990	5,483	20,748	19,334
Commissions and property sales charges	1,616	-	3,327	12,945	2,814	20,702	22,658	55,611
Change (recovery) for contingencies for lawsuits	-	-	914	-	1,961	2,875	2,755	(2,678)
Allowance for doubtful accounts	-	-	-	11,930	-	11,930	7,264	30,571
Unrecovered expenses	-	-	13,019	1,343	-	14,362	25,334	23,585
Maintenance of building	-	765	25,058	-	3,059	28,882	41,692	38,307
Surveillance	-	-	-	-	3,183	3,183	2,649	2,106
Costs of units available	-	-	241	-	-	241	1,154	-
Selling expenses	-	-	-	520	-	520	1,623	-
Freights	150	-	-	7,552	-	7,702	1,524	-
Exports expenses	-	-	-	759	-	759	186	-
Withholdings exports	-	-	-	2,637	-	2,637	3,242	-
Livestock expenses (1)	28,223	-	-	6,954	-	35,177	13,198	11,173
Dairy farm expenses (2)	19,061	-	-	155	-	19,216	16,375	12,518
Agricultural expenses (3)	464,528	-	-	66,104	-	530,632	253,372	156,515
Feedlot expenses	9,907	-	-	-	-	9,907	14,352	-
Agropecuaria Anta S.A. expenses	-	-	-		-	-	-	11,828
FyO expenses	909	-	-	-	-	909	644	123
Other	14,153	-	42,244	1,317	7,589	65,303	29,067	31,534
Lease of machinery and equipment	4	-	-	-	76	80	-	-
Safety and hygiene expenses	1,634	-	-	-	57	1,691	1,208	692
Advertising expenses	-	-	1	10,258	5	10,264	12,475	27,769
Expenses recovery	-	-	-	(368)	-	(368)	-	-
Other expenses	476	-	-	30	-	506	-	-
Fines, interest and index - adjustment	-	-	-	-	110	110	-	-
Total for the fiscal year ended June 30, 2012	689,225	1,183	341,879	242,983	360,504	1,635,774
Total for the fiscal year ended June 30, 2011	326,916	5,840	366,845	176,207	256,016		1,131,824
Total for the fiscal year ended June 30, 2010	218,215	14,004	402,631	219,454	239,678			1,093,982

(1)	Includes cattle food and additives, lodging, animal heath and others.
(2)	Includes cattle food and additives, animal heath and others.
(3)	Includes seeds, agrichemical, irrigation, services hired, land leases and others.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2012 and 2011 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2012. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2012 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Price Waterhouse & Co S.R.L.

	By:	/s/ Marcelo Trama
Buenos Aires, Argentina		Marcelo Trama
August 9, 2012, except for notes 32 and 34 as to which the date is October 30, 2012		Partner

 BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of June 30, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2012	2011
ASSETS

Cash and due from banks	Ps. 216,548	Ps. 197,114
Banks and correspondents	1,135,926	716,694
	1,352,474	913,808

Government and corporate securities (Note 7)	2,071,656	2,344,629

Loans (Note 8)
M Mortgage loans	1,696,956	1,642, 936
O Other loans	6,882,332	4,711,966
	8,579,288	6,354,902
Pl Plus: Accrued interest receivable	68,456	41,960
Le Less: Allowance for loan losses (Note 9)	(236,512)	(215,297)
	8,411,232	6,181,565

Other receivables from financial transactions (Note 10)
Collateral receivable under repurchase agreements	161,281	28,169
A Amounts receivable under derivative financial instruments	382,085	798,397
Loans in trust pending securitization	21,481	31,839
Amounts receivable under reverse repurchase agreements of government and corporate securities	627,880	204,031
OtOther (Note 10)	1,483,022	887,144
	2,675,749	1,949,580
PlPlus: Accrued interest receivable	9,912	11,678
LeLess: Allowance for Other receivables from financial transactions	(92,291)	(73,873)
	2,593,370	1,887,385

Assets under financial leases	712	-

Investments in other companies	4,066	4,066

Miscellaneous receivables (Note 11)	679,187	547,317

Bank premises and equipment (Note 12)	110,755	99,457

Miscellaneous assets (Note 13)	37,224	39,694

Intangible assets (Note 12)	76,425	83,181

Items pending allocation	371	1,699

Total Assets	Ps. 15,337,472	Ps. 12,102,801

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET – (Continued)
As of June 30, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2012	2011

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
D Deposits
Checking accounts	Ps. 2,029,353	Ps. 116,115
Saving accounts	524,120	433,418
Time deposits	4,172,884	4,479,516
Other deposit accounts	79,756	80,345
	6,806,113	5,109,394
Plus: Accrued interest payable	137,098	113,378
	6,943,211	5,222,772
Ot Other liabilities from financial transactions
Other banks and international entities (Note 16)	550,865	200,002
Bonds (Note 17)	1,983,959	1,847,234
Argentine Central Bank	6,905	12,518
Amounts payable under derivative financial instruments (Note 19)	388,595	675,459
Bor Borrowings under repurchase agreements collateralized by government securities	97,948	207,656
Obl Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities (Note 15)	654,882	2,280
Other	515,089	173,519
	4,198,243	3,118,668
Plus: Accrued interest payable	28,933	23,398
	4,227,176	3,142,066

Miscellaneous liabilities
Taxes	68,212	46,120
Sundry creditors (Note 21)	385,587	312,753
Other (Note 21)	104,054	87,917
	557,853	446,790

Reserve for contingencies (Note 14)	172,080	153,133

Items pending allocation	6,323	3,669

Non-controlling interest	61,635	66,274

Total Liabilities	11,968,278	9,034,704

SHAREHOLDERS' EQUITY

Common stock	1,463,365	1,463,365
Treasury stock	54,149	54,149
Paid in capital	834	834
Inflation adjustment on common stock	699,601	699,601
Reserves	894,429	476,524
Retained earnings	256,816	373,624
Total Shareholders' Equity	3,369,194	3,068,097
Total Liabilities and Shareholders' Equity	Ps. 15,337,472	Ps. 12,102,801

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the twelve-month periods ended June 30, 2012, 2011 and 2010
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2012	2011	2010
Financial income
Interest on loans and other receivables from financial transactions	Ps. 1,405,016	Ps. 906,992	Ps. 718,233
Income from government and corporate securities.	471,577	510,711	504,019
	5,108	2,786	57
	1,881,701	1,420,489	1,222,309
Financial expenses
Interest on deposits and other liabilities from financial transactions	872,265	667,804	614,166
Contributions and taxes on financial income	110,972	80,259	47,424
	983,237	748,063	661,590

Gross brokerage margin	Ps. 898,464	Ps. 672,426	Ps. 560,791

Provision for loan losses (Note 9)	154,539	110,141	100,150
Income from services
Insu Insurance premiums	297,747	254,956	106,748
ComCommissions (Note 22)	547,465	398,351	244,336
Othe Other (Note 22)	248,715	169,848	125,036
	1,093,927	823,155	476,120
Expenses for services
Insu Insurance claims	40,834	43,287	14,528
Com Commissions (Note 22)	165,570	121,499	122,394
Con Contributions and taxes on income from services	25,705	17,872	11,940
	232,109	182,658	148,862
Administrative expenses
Sa l Salaries and social security contributions	655,514	485,546	276,977
Adv Advertising expenses	85,258	63,038	37,264
Valu Value added tax and other taxes	80,226	42,015	26,559
Dire Directors’ and Syndics’ fees	22,325	15,842	11,150
Fees Fees for administrative services	167,116	112,535	75,402
Mai Maintenance and repairs	31,205	18,603	16,213
Electricity and communications	38,771	26,872	27,255
Depreciation of bank premises and equipment	14,572	14,065	13,616
Rent Rent	38,032	17,661	15,379
Oth Other	143,865	123,052	63,551
	1,276,884	919,229	563,366

Net income from financial transactions	Ps. 328,859	Ps. 283,553	Ps. 224,461

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME – (Continued)
For the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2012	2011	2010
Miscellaneous income
P en Penalty interest	49,524	30,950	9,817
Loans recoveries	142,326	141,967	87,382
Ot h Other (Note 23)	78,380	21,489	15,677
	270,230	194,406	112,876
Miscellaneous expenses
Prov Provision for other contingencies and miscellaneous receivables	117,015	66,845	49,752
Oth Other (Note 23)	130,073	151,294	62,835
	247,088	218,139	112,587

Inco Income before income taxes and Non-controlling interest	352,001	259,820	224,750

Income taxes (Note 25)	50,287	28,021	24,351
Non-controlling interest	(617)	(13,382)	(1,470)
Net income for the period	301,097	218,417	198,929

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

					Reserves
	Common stock	Paid in capital (Note 27)	Treasury stock (Note 27)	Inflation adjustment of common stock	Legal	Voluntary	Retained earnings	Total shareholders´ equity
	(Note 27)			(Note 27)	(Note 27)	(Note 27)
Balance as of June 30, 2009	1,428,900	-	105,091	683,124	397,908	-	47,714	2,662,737
Retained earnings distribution approved by the General Shareholders’ Meeting held on April 30, 2010 – Legal Reserve	-	-		-	39,553	-	-39,553	-

Net income for the period	-	-	-	-	-	-	198,929	198,929

Balance as of June 30, 2010	1,428,900	-	105,091	683,124	437,461	-	207,09	2,861,666

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 13, 2011 – Legal Reserve	-	-	-	-	39,063	-	-52,438	-13,375

Sales of treasury stocks (Note 27.a.)	34,465	834	-50,942	16,477	-	-	555	1,389

Net income for the period	-	-	-	-	-	-	218,417	218,417

Balance as of June 30, 2011	1,463,365	834	54,149	699,601	476,524	-	373,624	3,068,097

Retained earnings distribution approved by the General Shareholders’ Meeting held on March 27, 2012 – Legal Reserve	-	-	-	-	50,304	367,601	-417,905	-

Net income for the period	-	-	-	-	-	-	301,097	301,097

Balance as of June 30, 2012	1,463,365	834	54,149	699,601	526,828	367,601	256,816	3,369,194

  The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2012, 2011 and 2010
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2012	2011	2010
Cash flows from operating activities:
Net income	Ps. 301,097	Ps. 218,417	Ps. 198,929
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
P Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals	259,286	176,986	149,902
Net gain on investment government securities	(11,655)	(23,324)	(151,380)
Gain / (loss) on derivative financial instruments	1,073	(51,569)	(48,655)
Depreciation and amortization	38,978	34,863	28,433
N Net gain on sale of premises and equipment and miscellaneous assets	(2,763)	(3,721)	(1,599)
Net Indexing (CER and CVS) of loans and deposits	19,319	81,053	45,935
Non-controlling interest	617	13,382	1,470
Net change in trading securities	350,747	(944,799)	(481,200)
Net change in other assets	(968,239)	(128,346)	386,164
Net change in other liabilities	548,577	14,749	(1,323,655)
Net cash (used in) operating activities	537,037	(612,309)	(1,195,656)

Cash flows from investing activities:
(Increase)/Decrease in loans, net	(2,567,354)	(2,060,769)	(1,151,335)
Pro Proceeds from securitization of consumer loans	278,336	515,901	762,120
Proceeds from maturities of available for sale securities	1,169	553,615	556,126
Payment for the Tarshop S.A. acquisition net of cash acquired	-	(89,352)	-
Pay Payment for the BACS Administradora de activos S.A. S.G.F.C.I.S.A. acquisition net of cash acquired	287	-	-
ProcProceeds from sales of available for sale securities	6,075	1,421,741	233,217
ProcProceeds from sale of premises and equipment	7,980	21,635	1,570
P Purchases of premises and equipment, miscellaneous and intangible assets	(39,514)	(86,415)	(33,856)
Net cash provided by investing activities	(2,313,021)	276,356	367,842

Cash flows from financing activities:
Increase in deposits, net	1,696,719	718,698	1,023,776
Pri n Principal payments on bonds, notes, and other debts	(242,272)	(632,467)	(612,894)
Proceeds from issuance of bonds, notes and other debts	348,975	100,000	-
(Decrease)/Increase in borrowings, net	380,537	223,331	(116,139)
Net cash provided by financing activities	2,183,959	409,562	294,743

Net increase/(decrease) in cash and cash equivalents	407,975	73,609	(533,071)
Cash and cash equivalents at the beginning of the period	913,808	812,779	1,227,901
Effect of foreign exchange changes on cash and cash equivalents	30,691	27,420	117,949
Cash and cash equivalents at the end of the period	Ps. 1,352,474	Ps. 913,808	Ps. 812,779

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps. 29,255	PS. 56,018	Ps. 31,720
Cash paid for presumptive minimum income tax	33,020	19,855	19,944
Non-cash transactions involving securitizations	61,366	25,795	38,106

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

c.           Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2012 and 2011 are as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated

Issuing Company	2012	2011
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%	99.98%
BHN Vida Sociedad Anónima	99.98%	99.98%

BACS Banco de Crédito y Securitización Sociedad Anónima	87.50%	70.00%
BACS Administradora de activos S.A. S.G.F.C.I.	85.00%	-
Tarshop S.A. (Note 30)	80.00%	80.00%
BH Valores Sociedad de Bolsa SA	100.00%	100.00%

Under the stock purchase agreement dated March 10, 2011 the International Finance Corporation (IFC) sold its equity share of 20% in BACS Banco de Crédito y Securitización S.A. equivalent to 12,500,000 shares, to the Bank (17.5%) and the rest to public investors (2.5%). The purchase price was fixed at US$ 4.4 million. The transaction was subject to the BCRA’s approval.

On May 24, 2012, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the purchase of the 17.5% of BACS Banco de Crédito y Securitización S.A. shares, which price was paid in two installments. The first one on March 30, 2011 (20%) and the last one on June 11, 2002 (80%). As a result, the Bank’s new shareholding in BACS’s capital stock increased from 70% to 87.5%.

On April 26. 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.), and asset management entity. The purchase price was Ps. 6.2 million.

All significant intercompany accounts and transactions have been eliminated for consolidation purposes.

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

After January 14, 2004, the settlement date of the transaction, the Bank continued to exchange negotiable obligation with holders adhering to the offering late. The outstanding face value of the obligations exchanged amounted to US$ 8,995 thousand and Euro 10,695 thousand.

At the date of these financial statements, the Bank honored the total amount of amortization and interest according to the contractual terms.

3. Exposure to the Public Sector

As of June 30, 2012, the Bank maintains the following government-related assets:

a)	Government securities for Ps. 488,882 (excluding securities issued by Argentine Central Bank).
b)	Loans to the national, provincial and municipal governments for Ps. 51,180.

c)
Other receivables for financial transactions for Ps. 181,175 of which Ps. 19,894 corresponds to SISVIAL Financial Trust’s debt securities and Ps. 161,281 corresponds to repurchase transaction of government securities.

d)	Miscellaneous receivables: Ps. 23,246 corresponding to deposits in Boden 2015 Bonds as collateral for a repo transaction.

The net exposure to the Public Sector, without considering liquid assets in BCRA accounts, amounts to Ps. 744,483 and Ps. 744,413 at June 30, 2012 and 2011, respectively.

Communication “A” 4546 dated July 9, 2006, stated that, as from July 1, 2007, exposure to the Public Sector may not exceed 35% of total assets as of the last day of the previous month.

As of June 30, 2012 and 2011 the Bank’s exposure to the public sector represents 4.9% and 6.2% of its total assets, respectively.

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.2. Government and Corporate Securities

As of June 30, 2012 and 2011 securities classified as "Holdings booked at fair value", "Investment in listed corporate securities" and "Securities issued by the BCRA – quoted bills and notes issued by the BCRA" with volatility published by the BCRA, have been recorded at quoted market prices.

As of June 30, 2012 and 2011, securities classified as “Holdings booked at cost plus return” and “Securities issued by the BCRA – unquoted bills and notes issued by the BCRA” with no volatility published by the BCRA, have been recorded at their acquisition cost subject to an exponential increase based on their internal rate of return.

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

Law 25796 established the elimination of the CVS since April 2004.

4.5. Allowance for Loan Losses

The Bank provides for estimated losses on loans and the related accrued interest through the recognition of an allowance for loan losses. The allowance charged to expense is determined by management based upon loan classification, actual loss experience, current and expected economic conditions, delinquency aging, and an evaluation of potential losses in the current loan portfolio. Specific attention is given to loans with evidence that may negatively affect the Bank´s ability to recover the loan and accrued interest.

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps.1,181 and 1,181 as of June 30, 2012 and 2011, respectively.

The Bank discontinues accruing insurance premiums for individual loans when the related loan is over 90 days past due.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.7. Assets under financial leases

They were recorded at the net investment in the lease less unearned income and calculated in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein.

4.8. Loans in trust pending securitization

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

4.9. Derivative Financial Instruments

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.10. Securitizations of Loans

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

The certificates of participation have been recorded according to the equity method of accounting, written down, to reflect any allowances for impairment. In addition, debt securities issued by the trust are recorded at face value, adjusted by CER, when applicable, plus accrued interest, written down, if applicable, to reflect any allowances for impairment and less the negative amount of the equity method applied to the certificates of participation, when applicable.

4.11. Investments in Other Companies

Investments in Other Companies include equity interest in companies where a Non-controlling interest is held.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists.

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the equity method. As of June 30, 2012 and 2011 these investments were recorded at cost.

4.12.           Bank Premises and Equipment and Miscellaneous Assets

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

The Bank has recorded under "Miscellaneous assets" - properties received in lieu of payment of loans. These assets are initially recognized at the lower of market value or the value of the loan, net of allowances and subsequently, adjusted for inflation (as described in Note 1.d), and depreciation. Depreciation of Miscellaneous assets is also computed under the straight-line method over the estimated useful of the related assets.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.13.           Intangible Assets, Net

Software expenses as well as start-up costs are carried at cost, adjusted for inflation (as described in Note 1.d), less accumulated amortization. These intangible assets are amortized under the straight-line method over their estimated useful life.

Goodwill is recorded by the difference between the purchase price and the book value of the net assets acquired in accordance with Argentine Central Bank rules, and subsequently amortized in a straight line basis over the estimated useful life of 60 months.

4.14. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	June 30,
	2012	2011
BACS Banco de Crédito y Securitización SA	Ps. 17,070	Ps. 35,609
BHN Sociedad de Inversión S.A	20	1
Tarshop S.A	44,545	30,664
Total	Ps. 61,635	Ps. 66,274

4.15. Dismissal indemnities

The disbursements in respect to dismissal indemnities are expensed in the year in which they occur.

4.16. Deposits

Deposits have been recorded at their placement value, plus adjustments from application of the CER and accrued interest, when applicable.

4.17. Reserve for contingencies

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

4.18. Other liabilities from financial transactions

Unsubordinated negotiable obligations have been recorded at their residual value plus interests accrued.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.19. Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2012, 2011 and 2010, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

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

4.22.           Repurchase and reverse repurchase agreements

Repurchase agreements have been recorded at original value plus accrued premiums agreed. The underlying of repurchase agreements has been valued following the criteria described in Note 4.2. "Government and Corporative Securities".

Reverse repurchase agreements were recorded at the book value of the underlying securities, as described in Note 4.2. "Government and Corporate Securities"

5. Summary of differences between Argentine Banking GAAP and Argentine GAAP

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

a)	Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under Argentine GAAP, income tax must be recognized according to the deferred tax method.

b)	Secured bonds and other government securities

As of June 30, 2012 and 2011, the Bank recorded BOGAR 2018 bonds granted as collateral for the advance payment received from the BCRA, at the value admitted for purposes of setting up guarantees in accordance with the regulations of the BCRA. Under Argentine GAAP, those securities should be recorded at their quotation values net of estimated selling expenses.

Discount Bonds are recorded as established in Note 4.2. Under Argentine GAAP, those bonds should be recorded at their quotation value less estimated selling expenses.

As of June 30, 2012 and 2011, the Bank recorded BONAR 2017 bonds and BODEN 2015 bonds, as established in note 4.2. Under Argentine GAAP, those bonds should be recorded at their quoted market value less estimated selling expenses.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c)	Derivatives

Under Argentine Banking GAAP, derivative instruments are recorded as described in Note 4.9. Under Argentine GAAP, derivative financial instruments must be recorded at fair value.

d)	Receivables and debts stemming from refinancing

Pursuant to Argentine GAAP, when certain receivables and debts are replaced by others the terms and conditions thereof are substantially different to the original ones, the existing account shall be closed and a new receivable or debt shall be recorded, the accounting measurement thereof shall be made on the best possible estimate of the amount payable or receivable, discounted at a rate that reflects market valuations on the time value of money and the specific risks of such assets and liabilities. Said transactions are recorded under Argentine Banking GAAP based on the rates contractually agreed upon and, as the case may be, the risk is measured pursuant to the classification and provisioning criteria specifically set forth.

e)	Financial Trusts

The financial trust certificates of participation have been recorded according to the equity method of accounting, net of allowances. In addition, financial trust debt securities have been stated at face value, index-adjusted by applying the CER to the appropriate instruments, plus interest accrued until the end of the period or year, net of allowances, less the negative amount of the Certificates of Participation, as the case may be, reported by the Trustee. This criterion differs from Argentine GAAP.

f)	Commissions, Interest and Costs related to Loans and Credit Cards

Pursuant to Argentine GAAPs, certain captions for commissions, fees, charges and costs incurred, in relation to the granting of loans and credit cards must be capitalized based in future income generation. This criterion is not applied according to the Argentine Banking GAAP.

h)       Ownership interests in other companies and intangible assets

The Bank determined the goodwill for the acquisition of 80% of Tarshop SA’s capital stock based on the excess of the acquisition cost over the equity value of such ownership interest and made the related adjustments between the Argentine GAAP and Argentine Banking GAAP such as deferred tax and allowances for loan losses. Under Argentine GAAP, goodwill should reflect the difference between the acquisition cost of said ownership interest and the holding percentage over the amount of the net assets recorded at fair value.

6. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	June 30,
	2012	2011
Banco Hipotecario S.A.
Deposits in U$S as collateral for the currency swap transactions	Ps. 73,006	Ps. 66,253
Deposits in securities issued by the BCRA as collateral for OCT transactions	239,147	52,088
Deposits in pesos as collateral for visa credit card transactions...	52,875	25,378
Deposits in securities issued by the BCRA as collateral for the custody of securities	57,668	-
Deposits in Boden 2015 Bonds as collateral for repo transactions	23,246	-
	Ps. 445,942	Ps. 143,719

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Tarshop S.A.
Government securities as collateral for leases	Ps. -	Ps. 405
Deposits in pesos as collateral for leases	352	-
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received	32,426	30,298
Time deposits pledged for tax obligations arising from Financial Trusts	2,392	3,043

Deposits in pesos related to Financial Trusts transactions	6,517	7,116
Receivable in trust to secure a syndicated loan received	68,728	-
	Ps. 110,415	Ps. 40,862

BACS Banco de Crédito y Securitización S.A.
Bogar 2018 Bonds and Mortgage loans as collateral for the advance received from BCRA	Ps. 8,847	Ps. 14,782
Securities issued by the BCRA as collateral for OCT transactions	-	740
	Ps. 8,847	Ps. 15,522

BH Valores Sociedad de Bolsa S.A.
Mercado de Valores de Buenos Aires SA’s share pledged on behalf of Chubb Argentina de Seguros SA	Ps. 4,000	Ps. 4,000

Total	Ps. 569,204	Ps. 204,103

7. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2012	2011
Holding booked at fair value
Government securities denominated in pesos	115,678	126,350
Government securities denominated in US$	77,262	419,592
	Ps. 192,940	Ps. 545,942

Holding booked at cost plus return
Discount Bonds	27,819	26,650
Bogar 2018 Bonds	7,118	12,853
Boden 2015 Bonds	29,307	30,681
Bonar 2017 Bonds	19,380	7,710
Other Bonds	212,318	18,745
	Ps. 295,942	Ps. 96,639

Investment in listed corporate securities
Corporate securities denominated in pesos	77,302	139,910
Corporate securities denominated in US$	28,382	2,001
	Ps. 105,684	Ps. 141,911

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA	1,129,659	799,043
Unquoted bills and notes issued by the BCRA	347,431	761,094
	Ps. 1,477,090	Ps. 1,560,137

Total	Ps. 2,071,656	Ps. 2,344,629

As of June 30, 2012, Boden 2015 Bonds and Bonar 2017 Bonds sold under repurchase agreements amounted to Ps.157,600 and Ps. 3,681, respectively and were recorded under the caption “Other Receivables from Financial Transactions”.

The bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 471,577 as of June 30, 2012, mainly due to trading operations agreed by the bank and the accrual of interest of the securities issued by the Argentine Central Bank.

8. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

•	Mortgage loans:

•	Construction project loans - loans made to various entities for the construction of housing units

•	Individual residential mortgage loans - mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

•	Other loans:

•	Certain financial and non-financial sector loans including loans to credit card holders and to individuals

•	Public Loans – loans to National Government and Provinces

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial public, financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2012	2011
Non-financial public sector	Ps. 50,219	Ps. 49,913
Financial sector	226,205	59,692
Non-financial private sector
With preferred guarantees (a)	1,700,635	1,646,704
Without preferred guarantees
Personal loans	954,867	567,290
Credit Card Loans	3,094,209	2,156,283
Overdraft facilities	1,001,955	462,569
Other loans (b)	1,551,198	1,412,451
Accrued interest receivable	68,456	41,960
Reserve for loan losses (see Note 9)	(236,512)	(215,297)
Total	Ps. 8,411,232	Ps. 6,181,565
______________
(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)	Comprised of:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2012	2011
Short term loans in pesos	Ps. 504,367	Ps. 482,044
Short term loans in US dollars	334,781	333,239
Loans for the financing of manufacturers	162,219	147,470
Loans for the financing of service providers	50,910	4,933
Export prefinancing	257,716	267,519
Other loans	241,205	177,246
Total	Ps. 1,551,198	Ps. 1,412,451

9. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2012	2011
Balance at beginning of period	Ps. 215,297	Ps. 171,303
Other adjustment (*)	-	35,789
Provision charged to income	154,539	110,141
Loans charged off	(133,324)	(101,936)
Balance at end of period	Ps. 236,512	Ps. 215,297

(*) As of June 30, 2011 Ps. 35,789 of allowances as of the acquisition date of Tarshop S.A was included.

10. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2012	2011
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps. 1,250,983	Ps. 616,209
Unsecured guarantees (1)	1,434,678	1,345,049
Subtotal	2,685,661	1,961,258
LessLess: Allowance for losses (2)	(92,291)	(73,873)
Total	Ps. 2,593,370	Ps. 1,887,385

(1) Includes Ps. 382,085 and Ps. 798,397 of Amounts receivable under derivative financial instruments, as of June 30, 2012 and 2011, respectively, and Ps. 627,880 and Ps. 204,031 of Amounts receivable under reserve repurchase agreements of government and corporate securities, as of June 30, 2012 and 2011, respectively.

(2) As of June 30, 2012 and 2011 includes Ps. 3,661 and Ps. 8,574 of allowances for losses of loans in trust pending securitization.

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2012	2011
Subordinated bonds (1)	Ps. 308,886	Ps. 318,403
Certificates of participation (Note 20)	347,444	290,660
Bonds held in the Bank’s portfolio (2)	9,646	7,385

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Bonds unquoted	173,192	115,110
Collateral for OTC transactions	239,147	52,828
Amounts receivable from spot and forward sales pending settlement	263,680	-
Other	141,027	92,758
Total	Ps. 1,483,022	Ps. 877,144

(1)  Includes Ps. 190,575 and Ps. 212,199 of debt securities related to securitizations made by the bank and described in Note 20, as of June 30, 2012 and 2011, respectively.
(2) The Bank carries negotiable obligations for Ps. 5,042 and Ps. 7,081 as of June 30, 2012 and 2011, respectively, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

11. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2012	2011
Withholdings, credits and prepaid income tax	Ps. 10,317	Ps. 7,306
Recoverable expenses, taxes, and advances to third parties	66,099	58,631
Attachments for non-restructured ON	6,634	6,506
Guarantee deposit (1)	152,981	69,069
Presumptive minimum income – Credit tax (Note 26)	192,343	164,406
Receivables from master servicing activities	3,969	4,117
Other Directors fees	6,906	3,661
Advance payment – Acquisition of BACS’ shares (Note 1.c.)	-	3,600
Loans to Bank staff	139,577	109,853
Other	107,453	125,885
Subtotal	686,279	553,034
Less: Allowance for collection risks	(7,092)	(5,717)
Total	Ps. 679,187	Ps. 547,317

(1) As of June 30, 2012 guarantee deposits comprised Ps. 72,067 (in US$), Ps. 23,246 (in Boden 2015 Bonds) and Ps. 57,668 granted as collateral to deposit financial agreements. As of June 30, 2011 these deposits comprised Ps. 69,069 (in US$).

12. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2012	2011
Land and buildings	Ps. 117,090	Ps. 106,679
Furniture and fixtures	34,240	31,471
Machinery and equipment	98,775	93,558
Other	14,245	11,199
Accumulated depreciation	(153,595)	(143,450)
Total	Ps. 110,755	Ps. 99,457

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Intangible assets, net of accumulated amortization, as of the end of  periods indicated are as follows:

	June 30,
	2012	2011
Third parties fees, re-engineering, restructuring and capitalized software costs	47,629	56,077
Goodwill (Note 30) (*)	28,796	27,104
Total	Ps. 76,425	Ps. 83,181

(*) Goodwill is mainly related to the acquisition of Tarshop, which has been allocated to the Credit card segment- Tarshop.

13. Miscellaneous assets

Miscellaneous assets consist of the following as of the end of each period:

	June 30,
	2012	2011
Properties held for sale	Ps. 27,224	Ps. 31,954
Assets leased to others	16,311	12,220
Other	10,113	10,259
Accumulated depreciation	(16,424)	(14,739)
Total	Ps. 37,224	Ps. 39,694

14.	Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2012	2011
Legal Contingencies (1)	Ps. 78,081	Ps. 79,401
IncuIncurred but not reported and pending insurance claims (2)	1,181	1,181
Contingency risks (4)	52,900	40,767
Tax Provision	33,084	25,077
Bonds subject to lawsuits (3)	6,834	6,707
Total	Ps. 172,080	Ps. 153,133

(1)	Includes legal contingencies and expected legal fees.
(2)	As of June 30, 2012 and 2011, it is composed of: Debts to insured for Ps. 1,181 (outstanding claims for Ps. 559 and IBNR for Ps. 622).

(3)	Includes negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring mentioned in note 2.

(4)	As of June 30, 2012 and 2011, includes Ps. 25,400 and Ps. 29,396, respectively, related to retirement plans

15. Other Liabilities from Financial Transactions - Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities

The amounts outstanding corresponding to the Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities, as of the end of the twelve month periods are as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2012	2011
Reverse repurchase agreements collateralized by securities issued by the BCRA(*)	Ps. 619,950	Ps. -
Reverse repurchase agreements collateralized by other government securities(*)	34,932	2,280
Total	Ps. 654,882	Ps. 2,280

(*) The transactions maturity date is July 2, 2012.

16. Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

Description	Average Annual interest rate	Maturity date	2012	2011
Interbank loans in pesos	13.25%	2012	Ps. 462,567	Ps. 200,002
Interbank loans of government securities	9.19%	2012	88,298	-
Total			Ps. 550,865	Ps. 200,002

17. Other Liabilities from Financial Transactions - Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date		Annual interest rate	2012	2011
Banco Hipotecario
Long term bond (US$ 449,880 thousand)	09/15/03	12/01/13	b	3.0 – 6.0%	193,725	263,879
Long term bond (EURO 278,367 thousand)	09/15/03	12/01/13	b	3.0 – 6.0%	331,625	517,766
Series 5 (US$ 250,000 thousand)	04/27/06	04/27/16	a	9.750%	951,783	906,220
Series I (Ps. 90,143)	10/17/12	04/17/13	b/c	Badlar +350bp	90,143	-
Series II (Ps. 120,101)	05/11/12	11/11/13	b/c	Badlar +195bp	120,101	-
Series III (US$ 10,541 thousand)	05/11/12	11/11/13	A	4.5%	47,701	-

Tarshop S.A.
Commercial Paper Series III	12/03/10	08/30/11	b/c	Badlar +359bp	-	47,387
Commercial Paper Series IV	12/03/10	08/30/11	A	5.09%	-	11,982
Long term bond Series I (Ps. 75,020)	05/24/11	11/30/12	b/c	Badlar+375bp	50,016	75,019
Long term bond Series II (US$ 6,114 thousand)	05/24/11	11/30/12	a	5.25%	18,445	24,981
Long term bond Series III (Ps. 100,000)	09/30/11	03/20/13	b/c	Badlar+400bp	100,000	-
Long term bond Series IV (Ps. 74,823)	05/02/12	09/02/13	b/c	Badlar+298bp	74,823	-
Long term bond Series V (US$ 1,237 thousand)	05/02/12	09/02/13	a	6.00%	5,597	-
					1,983,959	1,847,234

(a) fixed interest rate
(b) variable interest rate
(c) As of June 30, 2012 Badlar rate was 13.0%

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The contractual maturities of bonds are as follows as of June 30, 2012:

June 30, 2013	Ps. 574,891
June 30, 2014	457,285
June 30, 2015	-
Thereafter	951,783
Total	Ps. 1,983,959

The General Shareholders' Meeting held on May 23, 2008, approved the creation of a new Global Program for issuing Negotiable Obligations, not convertible into shares, with or without collateral, for an amount of up to two billion US dollars (US$ 2,000,000,000) or the equivalent thereof in pesos.

On March 27, 2012, the General Ordinary Shareholders’ Meeting approved the extension of the Global Program for the issuance of Notes referred above. In addition, the meeting resolved to delegate on the Board of Directors the broadest powers to determine the time, amount, as well as the other terms and conditions of each Series to be issued.

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

19. Derivative Financial Instruments

The Bank has carried out its financial risk management through the subscription of several derivative financial instruments. Derivative instruments are recorded under the captions “Other receivable from financial transactions – Amounts receivable under derivative financial instruments” or Liabilities: “Other liabilities from financial transactions – Amounts payable under derivative financial instruments” in the Consolidated Balance Sheet, and the related gain or loss under the captions “Financial Income – Interest on loans and other receivables from financial transactions” or: “Financial Expenses – Interest on deposits and other liabilities from financial transactions”, respectively, in the Consolidated Statement of Income.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following are the derivative financial instruments outstanding as of June 30, 2012 and 2011:

Type of Contract	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
	2012	2011	2012	2011	2012	2011

Cross Currency Swaps (1) (a)	348,853	741,237	16,481	93,742	16,466	86,356
Credit Currency Swaps (2) (a)	129,911	236,605	25,944	47,971	27,260	48,344
Interest Rate Swaps (3) (b)			-	-
Receives variable Pays fixed interest rate	10,000	15,000	1	-	113	745
R Receives fixed Pays variable interest rate	40,000	60,000	(6)	-	(43)	(61)
Futures (4)
Purchases (a)	2,885,552	1,264,300	-	-	-	-
Purchases (b)	-	49,998	-	-
Sales (a)	-	25,087	-	-	-	-
			42,420	141,713	43,796	135,384

(a)	Underlying: Foreign currency.
(b)	Underlying: Interest rate.

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

•
On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract for residual values of Euros 50,040 thousand (asset position) and US$ 60,784 thousand (liability position) which due date shall be December 1, 2013. This swap has been partially reversed with a contra swap whose residual values amount to US$ 13,720 thousand (asset position) and Euros 10,008 thousand (liability position).

•
On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract for residual values of Euros 23,352 thousand (asset position) and US$ 29,790 thousand (liability position). Despite the fact that the instrument due date was December 1, 2013, it has been cancelled on May 21, 2012.

The net book value as of June 30, 2012 and 2011 amounted to Ps. 16,481 and Ps. 93,742, respectively.

For these transactions, as of June 30, 2012 and 2011, the Bank has recognized gains for Ps. 1,806 and Ps. 2,699, respectively.

2.
Credit Currency Swaps: in order to reduce the volatility of the Bank’s results derived from variations in the CER index, in view the net liability position stemming from obligations in pesos adjustable by said index, related to the financial assistance to be requested from the Argentine Central Bank for the subscription of BODEN 2012 pursuant to the provisions of Section 29, subsect. g) of Decree 905/02, the Bank carried out currency swap transactions paying US dollars and receiving in exchange CER index. The Bank has subscribed directly its rights to receive hedge BODEN 2012, therefore, it has not asked for BCRA’s financial assistance, and the hedge for which the aforementioned contracts were implemented has partially ended. Within this framework, the following transactions have been carried out:

•
On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Deutsche Bank AG which due date shall be August 3, 2012. According to this transaction, the Bank receives interest at a rate of 2% on a notional principal of Ps. 107,459 adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points on a residual principal of US$ 18,750 thousand without transfer of principal on each due date.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•
On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston which due date shall be August 3, 2012. According to this transaction, the Bank receives interest at a rate of 2% on a residual principal of Ps. 21,399 adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a residual principal of US$ 3,750 thousand.

The net book value as of June 30, 2012 and 2011 amounted to Ps. 25,944 and Ps. 47,971, respectively.

For these transactions, as of June 30, 2012 and 2011, the Bank has recognized gains for Ps. 905 and Ps. 40,021, respectively.
3.           Interest rate swaps: As from August 2010, interest rate swap transactions were executed whereby in some of them, the Bank receives a fixed rate and pays variable BADLAR, whereas in others the Bank receives a BADLAR variable rate and pays a fixed rate.

For these transactions, as of June 30, 2012 and 2011 the Bank has recognized losses for Ps. 334 and gains for Ps. 298, respectively.

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

For these transactions, as of June 30, 2012 and 2011, the Bank has recognized gains for Ps. 36,543 and losses for Ps. 35,795, respectively.

Through memorandums No. 48/08. 52/08 and Note 313/ 48 /09 from the BCRA’s Financial and Exchange Institutions Superintendency, certain observations were raised regarding the valuation criteria applied to some derivative instruments held by the Bank at the time the memorandums were raised (2008 and 2009). As a consequence of  the memorandums mentioned before, regarding the “CER Swap Linked to PG08s and External Debt” (transaction entered on February 23, 2007 and settled on January 29, 2009), on May 5, 2011 the Argentine Central Bank notified BHSA of the commencement of summary financial proceedings No. 1320, File No. 100.299/10. The subject matter of these proceedings are the loans granted to the Non-Financial Public Sector without BCRA’s previous authorization, alleging inadequate credit policies with excesses over the limits related to fractioning credit risk exposure to the non-financial public sector and to counterparties, excess assets given as collateral, non-compliance with minimum capital requirements and objections to accounting treatment.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

20. Securitization of mortgage loans, consumer loans and credit card loans

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

At the date of these financial statements the following trust funds have been set up:

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Certificates of Participation	Total

BHN II – Issued on 05.09.97 (*)
Face value in Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2001	07.25.2009	03.25.2012	05.25.2013

BHN III – Issued on 10.29.97 (*)
Face value in Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018

BHN IV – Issued on 03.15.00 (*)
Face value in Ps.	36,500	119,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020

BACS I – Issued on 02.15.2001 (*)
Face value in Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020

BACS III – Issued on 12.23.2005
Face value in Ps.	77,600		1,200	1,200	80,000
Declared Maturity Date	03.20.2013		09.20.2013	08.20.2015

BACS Funding I Issued on 11.15.2001 (*)
Face value in Ps.	-	-	-	29,907	29,907
Declared Maturity Date				11.15.2031

BACS Funding II Issued on 11.23.2001 (*)
Face value in Ps.	-	-	-	12,104	12,104
Declared Maturity Date				11.23.2031

BHSA I Issued on 02.01.2002
Face value in Ps.	-	-	-	43,412	43,412
Declared Maturity Date				02.01.2021

CHA II Issued on 11.19.2004
Face value in Ps.	39,950	-	4,995	5,002	49,947
Declared Maturity Date	12.31.2011		01.31.2016	01.31.2013

CHA III Issued on 04.07.2005
Face value in Ps.	50,000	-	6,250	6,270	62,520
Declared Maturity Date	04.30.2012		12.31.2013	01.31.2020

CHA IV Issued on 6.22.2005
Face value in Ps.	54,900	-	4,848	4,849	64,597
Declared Maturity Date	01.31.2013		07.31.2023	07.31.2023

CHA V Issued on 10.20.2005
Face value in Ps.	53,301	-	-	11,700	65,001
Declared Maturity Date	12.31.2014			04.30.2023

CHA VI Issued on 04.07.2006
Face value in Ps.	56,702	-	-	12,447	69,149
Declared Maturity Date	12.31.2016			12.31.2026

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)
	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Certificates of Participation	Total

CHA VII Issued on 09.27.2006
Face value in Ps.	58,527	-	-	12,848	71,375
Declared Maturity Date	08.31.2017			02.28.2028

CHA VIII Issued on 03.26.2007
Face value in Ps.	61.088	-	-	13,409	74.497
Declared Maturity Date	08.31.2024			08.31.2028

CHA IX Issued on 08.28.2009
Face value in Ps.	192,509	-	-	10,132	202,641
Declared Maturity Date	02.07.2027			07.07.2027

CHA X Issued on 08.28.2009
Face value in Ps.	-	-	-	17,224	17,224
Face value en US$	85,001	-	-	-	85,001
Declared Maturity Date	01.07.2027			06.07.2028

CHA XI Issued on 12.21.2009
Face value in Ps.	204,250	-	-	10,750	215,000
Declared Maturity Date	03.10.2024			10.10.2024

CHA XII Issued on 07.21.2010
Face value in Ps.	259,932	-	-	13,680	273,612
Declared Maturity Date	11.10.2028			02.10.2029

CHA XIII Issued on 12.02.2010
Face value in Ps.	110,299	-	-	5,805	116,104
Declared Maturity Date	12.10.2029			04.10.2030

CHA XIV Issued on 03.18.2011
Face value in Ps.	119,876	-	-	6,309	126,185
Declared Maturity Date	05.10.2030			08.10.2030

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

Tarshop SA has created several financial trusts under its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) destined to assure its long-term financing accessing directly to the capital market. The assets included in the trusts relate to credit card coupons and advances in cash. The table below presents the trusts issued and outstanding as of June 30, 2012:

	Debt Securities	Certificates of Participation	Total

Series LXVI - Issued on 06.17.11
Face value in Ps.	56,189	15,290	71,479
Declared Maturity Date		09.05.2012

Series LXVII – Issued on 08.15.11
Face value in Ps.	56,850	14,180	71,030
Declared Maturity Date	08.10.2012	08.10.2012

Series LXVIII – Issued on 01.23.12
Face value in Ps.	54,318	14,542	68,860
Declared Maturity Date	12.05.2012	12.05.2012

Series LXIX – Issued on 04.27.12
Face value in Ps.	68,275	12,703	80,978
Declared Maturity Date	07.10.2013	07.10.2013

Series LXX (*)– Issued on 05.21.12
Face value in Ps.	62,513	15,899	78,412
Estimated Maturity Date	07.21.2013	11.13.2013

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

BACS Banco de Crédito y Securitización acts as trustee of trust agreements to guarantee obligations arising from certain financial trusts. As of June 30, 2012 Financial Trusts Red Mutual XII to XXV are administered and the fiduciary ownership of the trust assets until the redemption of debt securities and certificates of participation is exercised by BACS.

In addition, BACS Banco de Crédito y Securitización has created separate trusts which have personal loans, primary originated by cooperatives and later acquired by BACS, as assets. The following trusts have been issued under the “Fideicomisos Financieros BACS – Global program" for the securitization for a face value up to Ps. 300,000:

	Debt Securities Class A	Debt Securities Class B	Certificates of Participation	Total

Personales I – Issued on 02.22.11
Face value in Ps.	28,488	5,736	4,015	38,239
Declared Maturity Date	09.20.2012	03.20.2013	12.20.2014

Personales II – Issued on 06.01.11
Face value in Ps.	27,103	5,420	3,614	36,137
Declared Maturity Date	11.20.2012	05.20.2013	06.20.2015

Personales III – Issued on 08.09.11
Face value in Ps.	29,508	6,872	4,042	40,422
Declared Maturity Date	03.20.2013	09.20.2013	08.20.2015

As of June 30, 2012 and 2011, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts:

	June 30,
	2012	2011
Class B debt securities – BHN III (a)	Ps. 7,203	Ps. 21,294
Class B debt securities – BHN IV (a)	79,351	78,764
Class B debt securities – CHA III	2,869	7,964
Class B debt securities – CHA IV	3,173	7,835
Class A debt securities – BHN IV	45	45
Class A debt securities – CHA V to CHA XIV	42,307	41,595
Class A debt securities – BACS I	19,557	20,574
Debt securities – BACS III	19,752	23,877
Debt securities – BACS Personales I	5,640	5,640
Debt securities – BACS Personales II	4,611	4,611
Debt securities – BACS Personales III	6,067	-
Subtotal	Ps. 190,575	Ps. 212,199

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2012	2011

Certificates of participation – BHN II (b)	Ps. 41,722	Ps. 36,749
Certificates of participation – BHN III (b)	14,970	10,833
Certificates of participation – CHA II	5,760	8,204
Certificates of participation – CHA III	14,529	13,269
Certificates of participation – CHA IV	12,704	11,604
Certificates of participation – CHA V	21,094	19,305
Certificates of participation – CHA VI	14,349	14,426
Certificates of participation – CHA VII	8,913	9,757
Certificates of participation – CHA VIII	8,196	9,858
Certificates of participation- CHA IX	11,194	12,449
Certificates of participation- CHA X	23,127	22,861
Certificates of participation- CHA XI	13,574	14,640
Certificates of participation – CHA XII	19,830	20,834
Certificates of participation – CHA XIII	6,558	6,947
Certificates of participation – CHA XIV	6,862	7,549
Certificates of participation – BHSA I	7,378	1,048
Certificates of participation – BACS III (b)	-	-
Certificates of participation – BACS Personales I	6,855	6,022
Certificates of participation – BACS Personales II	6,420	5,435
Certificates of participation – BACS Personales III	6,421	-
Certificates of Participation – Tarshop Series LXII	-	13,305
Certificates of Participation – Tarshop Series LXIII	-	13,194
Certificates of Participation – Tarshop Series LXIV	-	18,811
Certificates of Participation – Tarshop Series LXV	-	13,283
Certificates of Participation – Tarshop Series LXVI	12,091	13,453
Certificates of Participation – Tarshop Series LXVII	11,015	-
Certificates of Participation – Tarshop Series LXVIII	11,429	-
Certificates of Participation – Tarshop Series LXIX	8,613	-
Certificates of Participation – Tarshop Series LXX	13,815	-
Subtotal	Ps. 307,419	Ps. 303,836
Total	Ps. 497,994	Ps. 516,035

(a) Net of allowances for impairment of Ps. 40,365 and Ps. 31,714 as of June 30, 2012 and 2011, respectively.

(b) Net of allowances for impairment of Ps. 40,025 and Ps. 13,176 as of June 30, 2012 and 2011, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)
21. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2012	2011
Sundry creditors:
Accrued fees and expenses payable	Ps. 362,483	Ps. 291,142
Unallocated collections	1,167	2,516
Withholdings and taxes payable	10,208	8,934
Other	11,729	10,161
Total	Ps. 385,587	Ps. 312,753

	June 30,
	2012	2011
Other:
Directors and Syndics accrued fees payable	Ps. 12,062	Ps. 8,478
Payroll withholdings and contributions	23,094	18,073
Gratifications	34,480	25,351
Salaries and social securities	34,418	36,015
Total	Ps. 104,054	Ps. 87,917

22. Income from Services and Expenses on Services

Income from Services - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2012	2011	2010
Loan servicing fees from third parties	Ps. 16,100	Ps. 14,852	Ps. 13,123
Commissions from FONAVI	17,205	12,789	9,897
Commissions for credit cards (a)	453,421	322,965	185,122
Other	60,739	47,745	36,194
Total	Ps. 547,465	Ps. 398,351	Ps. 244,336
(a) For the twelve-month periods ended June 30, 2012 and 2011 includes Ps. 132,470 and Ps. 84,269, respectively, related to commissions for credit cards granted by Tarshop S.A.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Other income from services is comprised of the following for each period:

	June 30,
	2012	2011	2010

Reimbursement of loan expenses paid by third parties	Ps. 63,261	Ps. 47,720	Ps. 28,660
Other (a)	185,454	122,128	96,376
Total	Ps. 248,715	Ps. 169,848	Ps. 125,036

(a)	For the twelve-month periods ended June 30, 2012 and 2011 includes Ps. 157,865 and Ps. 63,479, respectively, related to other income from services granted by Tarshop S.A.

Expenses on Services - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2012	2011	2010

Structuring and underwriting fees	Ps. 6,057	Ps. 5,602	Ps. 6,716
Retail bank originations	888	3,624	30
Collections	413	12,931	515
Banking services	137,668	81,385	103,420
Commissions paid to real estate agents	20,544	17,957	11,713
Total	Ps. 165,570	Ps. 121,499	Ps. 122,394

23. Other Miscellaneous Income and Miscellaneous Expenses
Other miscellaneous income is comprised of the following for each period:

	June 30,
	2012	2011	2010

IncoIncome on operations with premises and equipment and miscellaneous assets	Ps. 2,350	Ps. 3,880	Ps. 1,599
Rental income	1,159	916	1,675
Interest on loans to bank staff	16,455	11,496	9,384
Other(*)	58,416	5,197	3,019
Total	Ps. 78,380	Ps. 21,489	Ps. 15,677
(*) As of June 30, 2012 Ps. 40,178 correspond to BHN Sociedad de Inversión S.A.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2012	2011	2010

Depreciation of miscellaneous assets	Ps. 506	Ps. 654	Ps. 482
Gross revenue tax	1,492	1,050	3,653
Other taxes	15,132	13,528	11,540
Debit card discounts	13,062	18,869	6,278
Credit card and others discounts	45,762	45,659	20,759
Benefits prepayments	3,120	3,062	8,072
Donations	6,970	3,961	3,703
Amortization of goodwill (Note 30)	3,036	2,464	-
Other	40,993	62,047	8,348
Total	Ps. 130,073	Ps. 151,294	Ps. 62,835

24. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	353,161	24,815	4	377,980
Government and corporate securities	117,821	-	-	117,821
Loans	825,168	-	-	825,168
Other receivables from financial transactions	511,227	339,592	-	850,819
Miscellaneous receivables	121,972	-	-	121,972
Items pending allocation	10	-	-	10
Total as of June 30, 2012	1,929,359	364,407	4	2,293,770
Total as of June 30, 2011	2,003,488	680,906	3	2,684,397

Liabilities:
Deposits	957,400	-	-	957,400
Other liabilities from financial transactions	1,730,763	532,538	-	2,263,301
Miscellaneous liabilities	481	7	-	488
Items pending allocation	38	-	-	38
Total as of June 30, 2012	2,688,682	532,545	-	3,221,227
Total as of June 30, 2011	2,719,884	610,313	-	3,330,197

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank has a tax net operating loss carry forward of Ps. 145,256 and Ps. 319,430 at June 30, 2012 and 2011, respectively.

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

As accepted by the BCRA, at June 30, 2012 the Bank capitalized the Ps. 167,000 tax credit corresponding to the fiscal years between 2002 and 2011.

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance

2002	12,516	(*)
2003	12,471
2004	15,517
2005	12,889
2006	15,581
2007	18,634
2008	18,519
2009	19,944
2010	19,855
2011	21,074

(*) Provisioned amount

Additionally, at June 30, 2012, Tarshop SA capitalized Ps. 25,343 of tax credit.

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

As of June 30, 2012, the Bank's capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
A Argentine government (through FFFRI) (b)	A	658,530,880	43.9%	1 vote
Ba nco Nación, as trustee for the Bank's
Programa de Propiedad Participada (a)	B	75,000,000	5.0%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors (c) (d)	D	691,469,120	46.1%	3 votes
		1,500,000,000	100%

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

For purposes of determining distributable balances, the net difference arising from the book value and the market quotation shall be deducted from retained earnings, in the event the Entity records government debt securities and/or debt securities issued by the BCRA not recorded at market prices, with volatility published by such entity.

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

On January 27, 2012, the BCRA issued Communication “A” 5272 whereby it established that for the calculation of the minimum capital requirement, the minimum capital for operational risk shall be included. On the same date, Communication “A” 5273 was also issued, whereby the BCRA resolved to increase the percentage referred to in the preceding paragraph, subsection b), from 30% to 75%.

The Ordinary General Shareholders’ Meeting, held on April 13, 2011, resolved to distribute the income for the year ended on December 31, 2010 as follows: Ps. 39,063 (20%), to be applied to the Statutory Reserve Ps. 100,000 (61.59%), to be paid out as cash dividends on ordinary shares, and the balance, after the Board’s remuneration, to be maintained as Retained earnings. On September 20, 2012 the BCRA has approved the payment of cash dividend.

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

	June 30,
	2012	2011
Commitments to extend credit
Mortgage loans (a)	Ps. 179,730	Ps. 209,282
Credit card loans (b)	5,317,813	3,719,232
ClClearing items in process (c)	80,724	76,784
O Other guarantees (d)	129,558	85,650
Total	Ps. 5,707,825	Ps. 4,090,948

a)
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

b)
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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

d)	Mainly includes the amounts given as collateral for swaps transactions held by the bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

30. Business combinations

Purchase of Tarshop’s shares.

Tarshop is a financial company which provides credit card loans and cash advances. Through its commercial trademark offers a wide range of benefits such as exclusive promotions or discounts, financing plans and cash advances.

On December 22, 2009, the Board of Directors has approved the purchase of 80% of the share capital of Tarshop SA. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes. The transaction was subject to the BCRA approval.

The sales price amounted to US$ 26.8 million, 20% (US$ 5.4 million) of which was paid on December 29, 2009. However, the contract had a reimbursement clause according to which the advance would be returned to the Bank if the transaction was not approved. On August 30, 2010, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the referred purchase and on September 13, 2010, the remaining balance was paid.

Pursuant to the Argentine Central Bank regulations, and due to the difference between the acquisition cost and the book value of assets and liabilities purchased as of August 31, 2010, recorded in accordance with Argentine Banking GAAP, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. As of June 30, 2012 and 2011 such balance amounted to Ps. 24,147 and Ps. 27,104, respectively.

The goodwill is amortized and charged to expense on a straight-line basis during 60 months, pursuant to Argentine Central Bank regulations.

The table below presents a condensed balance sheet of Tarshop S.A. according to their financial statements under Argentine Banking GAAP (without considering any elimination as of its consolidation into the Bank’s Financial Statements), as of June 30, 2011:

•	Balance Sheet:

Condensed balance sheet of Tarshop S.A. as of June 30, 2011
Cash and due from banks	21,811
Government and corporate securities	114,170
Loans and Trade receivables	482,597
Other assets	60,630
Total Assets	679,208
Other liabilities from financial transactions	287,077
Provisions	4,973
Other liabilities	233,898
Total Liabilities	525,948
Shareholder´s Equity	153,260
Total Liabilities and Shareholder´s Equity	679,208

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

Purchase of BACS Administradora de activos’s shares.

On April 26. 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares belonging to BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.). The purchase price was Ps. 6 million.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,729 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2012 the Bank has a balance of Ps. 4,649 related to the goodwill.

The table below presents a condensed balance sheet of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) according to their financial statements under Argentine Banking GAAP (without considering any elimination as of its consolidation into the Bank’s Financial Statements), as of June 30, 2011:

•	Balance Sheet:

Condensed balance sheet of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) as of June 30, 2012
Cash and due from banks	238
Other receivables from financial transactions	2,416
Other assets	739
Total Assets	3,393
Other liabilities	955
Total Liabilities	955
Shareholder´s Equity	2,438
Total Liabilities and Shareholder´s Equity	3,393

Additional disclosures for business combinations as required by ASC 805-10-50-2 (h)

The table below presents an unaudited condensed income statement data of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) for the three-month period ending June 30, 2012, which represents its results since the acquisition date included in Banco Hipotecario’s consolidated income statement for the year ended June 30, 2012.

Condensed income statement of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) for the three-month period ending June 30, 2012
Net financial income	277
Net Income from services	494
Administrative expenses	(247)
Net income from financial transactions	524
Other income	202
Pre-tax income	726
Income tax provision	-
Net Income	726

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

31. Adoption of International Financial Reporting Standards

On March 29, 2009, the FACPCE issued the Technical Resolution N° 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the International Financial Reporting Board (IASB)” which requires companies under supervision of the National Securities Commission (C.N.V.) to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. The C.N.V. issued Resolution N° 562/09, as amended by Resolution 576/10 formally adopting application of Resolution N° 26 to its regulated entities for fiscal years beginning on January 2, 2012.

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

The following tables summarize the main reconciling items between Argentine GAAP and U.S. GAAP:

Reconciliation of net income:

			June 30,
		2012	2011	2010
Net income as reported under Argentine Banking GAAP		Ps. 301,097	218,417	198,929
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(44,248)	(31,186)	(5,265)
- Loan losses reserve	(b)	(60,535)	20,467	99,933
- Derivative instruments	(c)	7,641	(1,381)	57,763
- Compensatory and Hedge Bonds	(d)	-	121,313	99,392
- Other government securities	(e)	(2,155)	91,400	4,001
- Provincial public debt	(f)	(322)	27,870	30,809
- Trouble debt Restructuring	(g)	-	71,453	53,215
- Financial liabilities	(h)	283	-	-
- Securitizations	(i)	(419)	(12,444)	9,407

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

- Intangible assets
Software costs	(j)	(4,358)	2,461	54
Other intangible assets	(j)	(3,156)	14,203	-
B u Business combinations	(j)	(1,315)	(9,253)	-
- Gain as result of acquisition of Tarshop SA	(j)	-	2,776	-
- Impairment of fixed and foreclosed assets	(k)	1,012	1,191	1,076
- Vacation provision	(m)	(4,024)	649	(1,975)
- Insurance technical reserve	(n)	620	(408)	(965)
- Capitalization of interest of cost	(o)	170	548	16
- Deferred income tax	(p)	54,941	(2,537)	(97,555)
- Non-Controlling interest	(l)	2,163	13,382	1,470
Net income in accordance with U.S. GAAP		Ps. 247,395	528,921	450,305
- Less Net (Loss) attributable to the Non-Controlling interest	(l)	3,570	(11,046)	(9,158)
Net income attributable to Controlling interest in accordance with U.S. GAAP		Ps. 250,965	517,875	441,147
Basic and diluted net income per share in accordance with U.S. GAAP		1.691	3.614	3.153
Average number of shares outstanding (in thousands		1,463,365	1,463,365	1,428,900

Reconciliation of shareholders’ equity

		June 30,
		2012	2011
Total shareholders' equity under Argentine Banking GAAP	Ps.	3,369,194	3,068,097
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(69,230)	(24,982)
- Loan losses reserve	(b)	(134,908)	(74,373)
- Derivative Instruments	(c)	1,288	(6,353)
- Other government securities	(e)	(7,824)	2,406
- Provincial Public Debt	(f)	363	(9)
- Financial liabilities	(h)	283	-
- Securitizations	(i)	(3,639)	(3,220)
- Intangible assets
Software costs	(j)	(10,328)	(5,970)
Other intangible assets	(j)	11,047	14,203
Business combinations	(j)	(4,147)	(6,477)
- Impairment of fixed and foreclosed assets	(k)	(40,238)	(41,250)
- Vacation provision	(m)	(13,663)	(9,639)
- Insurance technical reserve	(n)	(5,520)	(6,140)
- Capitalization of interest cost	(o)	2,372	2,202
- Deferred income Tax	(p)	179,165	124,224
- Non-Controlling interest	(l)	61,635	66,274
Total Shareholders’ Equity under U.S. GAAP	Ps.	3,335,850	3,098,993
- Non-Controlling Interest under U.S. GAAP……..	(l)	(55,978)	(66,350)
Consolidated Parent Company Shareholders’ Equity under U.S. GAAP	Ps.	3,279,872	3,032,643

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Description of changes in shareholders’ equity under U.S. GAAP:

Total Shareholders’ Equity
Balance as of June 30, 2010	Ps. 2,619,988
Cumulative adjustments for accounting changes (consolidation of VIES)	180,449
Others (*)	(11,986)
Other comprehensive Income	(273,683)
Net income for the twelve month period in accordance with U.S. GAAP	517,875
Balance as of June 30, 2011	Ps. 3,032,643
Paid in capital	3,645
Other comprehensive Income	(7,381)
Net income for the twelve month period in accordance with U.S. GAAP	250,965
Balance as of June 30, 2012	Ps. 3,279,872

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

Therefore the shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP for Banco Hipotecario S.A. as of June 30, 2012 and 2011 amounted to Ps. (69,230) and (24,982), respectively.

b. Loan loss reserve

The Bank’s accounting for its allowance for loan losses differs in some significant respects with practices of U.S.-based banks.

Under Argentine Banking GAAP, the allowance for loan losses is calculated according to specific criteria. This criterion is different for commercial loans (those in excess of Ps. 1,500) and consumer loans. Loan loss reserves for commercial loans are principally based on the debtors’ payment capacity and cash-flows analysis. Loan loss reserves for consumer loans are based on the client’s aging. Argentine banks may maintain other reserves to cover potential loan losses which management believes to be inherent in the loan portfolio, and other Argentine Central Bank required reserves.

With respect to the acquisition of Tarshop S.A. under Argentine Banking GAAP, the Bank recorded the loan portfolio acquired at fair value. However, as of June 30, 2011, the presentation in the consolidated balance sheet was made on a gross basis, recording an outstanding amount of principal plus interest of Ps. 246,679 and the related allowances for loan losses of Ps. 35,789.

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

Under U.S. GAAP, the allowance for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio, incurred at the respective balance sheet dates. Specifically:

a)
Loans considered impaired, in accordance with ASC 310-10 “Accounting for Creditors for Impairment of a Loan”, are recorded at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate or at the fair value of the collateral if the loan is collateral dependent. Under ASC 310-10, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. ASC 310-10 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at the lower of cost or fair value, debt securities, and leases.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.750 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.1,500 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.

As of June 30, 2012 and 2011, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. 29,863 and Ps. 43,493, respectively.

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. (38,497) and Ps. (166), for 2012 and 2011, respectively.

c)
Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank. Under U.S. GAAP recoveries of loans previously charged off should be recorded when received. As of June 2012 and 2011, the Bank recorded an adjustment to Shareholders’ Equity related to reinstated loans of Ps. (121,143) and Ps. (117,190), respectively.

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. (5,131) and Ps. (510), for 2012 and 2011, respectively.

As a result of analysis performed the breakdown of the shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of June 30, 2012 and 2011 is as follows:

	2012			2011
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity
Migration analysis (*)	196,210	234,707	(38,497)	120,024	120,190	(166)
ASC 310-10	42,311	12,448	29,863	76,665	33,172	43,493

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reinstated loans	-	121,143	(121,143)	-	117,190	(117,190)
Subtotal	238,521	368,298	(129,777)	196,689	270,552	(73,863)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

	2012			2011
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity

Reconsolidated trusts	54,005	59,136	(5,131)	62,906	63,416	(510)
Subtotal	54,005	59,136	(5,131)	62,906	63,416	(510)
Total	292,526	427,435	(134,908)	259,595	333,968	(74,373)

c. Derivative Instruments

As mentioned in Note 19 and 4 the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in Euros and in pesos plus CER, ii) assets denominated in US dollars (BODEN 2012) and iii) interest rate swaps to manage its interest rate risk.

Under Argentine Central Bank rules, currency swaps are recorded on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or US dollar, minus the accrual of interest payable in US dollar or Euros (both derived from the current coupon of the swap).

In addition, under Argentine Central Bank rules, currency swap carried out as a hedge for the bank’s exposure to the CER-adjusted liabilities, have been recorded according to the net asset or liability position derived from variations in the underlying assets. In addition, the Bank creates provisions for these transactions when the value stated above exceeds their fair value, as requested by the BCRA for this credit currency swap.

According to Argentine Central Bank rules, interest rate swaps to hedge against interest rate risk attached to liabilities accruing fixed interest rates and assets accruing variable interest rates are recorded on the basis of the net asset or liability derived from the accrual of interest receivable (on a fixed interest rate basis) minus the accrual of interest payable (on a variable interest rate basis), both derived from the current coupon of the swap.

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
Under U.S. GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument using valuation techniques with observable market parameters. As of June 30, 2012 and 2011 the shareholder’s equity adjustment amounts to Ps. 1,288 and Ps. (6,353), respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

Therefore, for U.S. GAAP purposes, the Bank started recognizing the fair value of the option to receive the Hedge bond in the period ended June 30, 2005. As of June 30, 2012, 2011 and 2010 there was no amount of hedge bond to be received pending of delivery.

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

	2012/2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

BODEN 2012	-	-	-	-	-	1,549,649	1,671,009	1,565,775	16,079	(105,234)

e. Other government securities

The following table summarizes the U.S. GAAP adjustment related to other government securities, as of June 30, 2012 and 2011:

	Shareholders’ equity Adjustment
	2012	2011
Discount Bonds	(13,359)	(7,613)
Bonar 2017 Bonds	1,735	338
Boden 2015 Bonds	2,726	(5)
Securities issued by the BCRA	1,267	9,686
Bills issued by the Province of Buenos Aires	(193)	-
Total	Ps. (7,824)	Ps. 2,406

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

As of June 30, 2012 and 2011 these bonds have been recorded in accordance with Argentine Banking GAAP, at their acquisition cost subject to an exponential increase based on the internal rate of return.

As of June 30, 2012 and 2011 the Discount Bonds were considered available for sale securities for U.S. GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2012 the amortized cost of the investment is greater than its fair value, according with the following:

	2012					2011
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
Discount Bonds	16,632	27,819	14,460	-	(13,359)	15,315	26,650	19,037	3,721	(7,613)

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320.

A number of factors are considered in performing an impairment analysis of securities. Those factors include, among others:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;

b.	Expectation to recover the entire amortized cost of the security;

c.	Recoveries in fair value after the balance sheet date;
d.
The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of a business that may affect the future earnings potential).

e.	Likelihood that it will be required to sell debt investements before recovery of amortized cost.

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

The Bank as a result of its analysis has determined that unrealized losses on Discount Bonds are not temporary, consequently the Bank has recorded an other-than temporary impairment for U.S. GAAP purposes. Therefore the fair value of the security was determined on the balance sheet date based on their market value and will constitute the new cost basis for the asset.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•	Others

Under Argentine Banking GAAP, as of June 30, 2012 and 2011, these Bonar 2017 Bonds, Boden 2015 Bonds, unquoted securities issued by the BCRA and bills issued by the Province of Buenos Aires have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value. Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2012 and 2011 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

	2012					2011
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

BONAR 2017	23,687	23,615	25,350	1,663	1,735	15,349	15,302	15,640	291	338
BODEN 2015	29,307	29,307	32,033	2,726	2,726	30,836	30,681	30,676	(160)	(5)
Securities issued by the BCRA	1,477,090	1,477,090	1,478,357	1,267	1,267	1,560,137	1,560,137	1,569,823	9,686	9,686
Bills issued by the Province of Buenos Aires	212,318	212,318	212,125	(193)	(193)	-	-	-	-	-

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10.

The Bank as a result of its analysis has determined that unrealized losses on bills issued by the Province of Buenos Aires are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date. In addition, the the bank has performed an impairment analysis for the rest of their portfolio and no other than temporary impairment were detected.

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

For U.S. GAAP purposes, these BOGAR were classified by the Bank, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

	2012					2011
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

BOGAR Bonds	6,787	7,118	7,481	694	363	12,844	12,853	12,844	-	(9)

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

For U.S. GAAP purposes, the restructuring of the debt was accounted for in accordance with ASC 470 as the creditors made certain concessions due to the financial difficulties of the Bank. ASC 470 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms, and only for the difference between the book value of the old debt and the future cash flows of the new debt. The total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts for some payables. The gain on restructuring recorded under U.S. GAAP was lower than the gain recorded under Argentine Banking GAAP and therefore, the carrying amount of the new debt instruments under U.S. GAAP was greater than the amount recorded under Argentine Banking GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt instruments. Under U.S. GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

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

As mentioned in note 10 the bank carries long-term Bonds held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering. For U.S. GAAP purposes the bonds held by the bank are considered as debt extinguishment.

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2010 amounted to Ps. (71,453). As of June 30, 2012 and 2011 there is no equity adjustment, therefore, net income reconciliation includes the reversal of the 2010 shareholders’ equity adjustment for the period ended June 30, 2011.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

h. Financial liabilities

As described in note 17, the bank has issued several series of negotiable obligations in different terms and conditions. Under Argentine Banking GAAP, the costs of originating such instruments have been charged to the Income Statement at the issuance date.

Under U.S.GAAP, and according to ASC 835-30-45-3, issue cost should be reported in the balance sheet as deferred charges.  In addition, ASC 470-10-35-2 states that debt issue costs should be amortized over the some period used in the interest cost determination.

i. Securitizations

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a result of this new accounting guidance under U.S. GAAP, the Bank consolidated certain VIEs and former QSPEs that were previously unconsolidated. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

July 1, 2010

Total Assets (a)	Ps. 1,312,340
Total liabilities (b)	Ps. 1,100,109
Certificates of Participation	Ps. 212,231

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

b)	After adoption of ASU 2009-17 as of June 30, 2012 and 2011

i) Trusts qualified as VIE as of June 30, 2010

For U.S. GAAP purposes, as of June 30, 2012 and 2011 - the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets under BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA IX, CHA X and CHA XI and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

ii) Trusts qualified as QSPE as of June 2010

As of June 30, 2012 and 2011 BACS I, BHN II, BHN III, BHN IV, CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII trusts, formerly qualified as QSPE, were considered a variable interest entity. In accordance with ASC 810, the Bank was deemed to be the primary beneficiary of these trusts and, therefore, the Bank reconsolidated the net assets of the mentioned trusts and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

iii) Trusts issued after the twelve month period ended June 30, 2010

The following trusts CHA XII, CHA XIII, CHA XIV, BACS Personales I, BACS Personales II, BACS Personales III, Tarjeta Shopping Series LXVII, Tarjeta Shopping Series LXVIII and Tarjeta Shopping Series LXVIV  were considered VIEs.

As of June 30, 2012 and 2011, for U.S. GAAP purposes, the Bank consolidated these trusts in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

iv) Trusts incorporated as a consequence of the acquisition of Tarshop S.A.

As of June 30, 2011 and 2012 financial trusts Tarjeta Shopping Series LXII, LXIII, LXIV, LXV and LXVI were considered to be variable interest entities: Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

The total shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2012 and 2011 amounted to Ps. (3,639) and Ps. (3,220), respectively.

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

i) Trusts formerly qualified as VIE

For U.S. GAAP purposes, as of June 30, 2010 the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets under BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA IX, CHA X and CHA XI and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

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

Based on the mentioned above as of June 30, 2010 the Bank recognized the following adjustments:

a)
The effect of accounting the certificates of participation in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment for a 100% of the carrying values of such securities as of June 30, 2006, considering the economic projections as of those dates and the declarative actions mentioned in Note 20. During the twelve-month period ended June 30, 2007, expectations about the recoverability of such securities have significantly changed considering among others, (a) decisions of the Supreme Court related to pesification matters and (b) new expectations about the CER, which adjusts the face value of the senior debt securities issued by the trust. The fair value of the securities is determined based on expected cash flows, discounted at a market interest rate. Increases in the fair value of these securities are recorded in other comprehensive income. As of June 30, 2010, such carrying values were determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate and;

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

Additional information required by U.S. GAAP

The Bank adopted ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

June 30, 2012

Cash and due from banks	Ps. 51,959
Loans (net of allowances)	1,539,063
Other assets	290,248
Total Assets	Ps. 1,881,270

Debt Securities	Ps. 1,608,873
Certificates of Participation	227,328
Other liabilities	45,069
Total Liabilities	Ps. 1,881,270

The Bank’s maximum loss exposure, which amounted to Ps. 1,881,270, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

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

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2012 and 2011 amounted to Ps. (10,328) and Ps. (5,970), respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2012 and 2011 amounted to Ps. 11,047 and Ps. 14,203, respectively, related to the contractual position in contracts for the issuance of credit cards and the accounts of customers recorded as intangibles assets for U.S. GAAP purposes.

Business combination

i) Acquisiciton of Tarshop S.A.

On December 22, 2009, the Board of Directors has approved the purchase of 80% of the share capital of Tarshop SA. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes. The transaction was subject to the BCRA approval.

The sales price amounted to US$ 26.8 million, 20% (US$ 5.4 million) of which was paid on December 29, 2009. However, the contract had a reimbursement clause according to which the advance would be returned to the Bank if the transaction was not approved. On August 30, 2010, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the referred purchase and on September 13, 2010, the remaining balance was paid.

The incorporation of Tarshop into the economic group led by Banco Hipotecario will help to channel the market’s demand for consumer finance thus allowing Banco Hipotecario to focus mainly on meeting its strategic goals of offering a comprehensive solution for home mortgages, both at the time of acquiring the property through a mortgage loan and later on when equipping it through the financing of the products necessary via personal loans and/or the use of the credit card. Tarshop is a separated segment considering how the business is analyzed by the management.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of September 13, 2010, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2012 and 2011 the Bank has a balance of Ps. 24,147 and Ps. 27,104, respectively, related to the goodwill.

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

The following table summarizes the consideration transferred and the fair value of identified assets acquired and liabilities assumed at the acquisition date:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Tarshop S.A.
Acquisition date	August 31, 2010
Fair value of consideration transferred:

Cash	Ps. 105,431

Total	105,431

Recognised amounts of identifiable assets acquired and liabilities assumed:

Cash and due from banks	16,079
Government and corporate securities	143,646
Loans and Trade receivables	258,867
Intangible assets	30,492
Other assets	7,541
Other liabilities from financial transactions	(236,060)
Other liabilities	(85,306)
Non-controlling interest	(27,052)

Total net assets	108,207

Gain on purchase	Ps. 2,776

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Unaudited pro-forma condensed income statement ten month period ended 06/30/2011 (*)	Unaudited pro-forma condensed income statement two month period ended 08/31/2010 (*)	Audited pro-forma condensed income statement twelve month period ended 06/30/2011 (*)
Financial Income	148,198	31,564	179,762
Financial Expenses	(68,177)	(13,975)	(82,152)
Loan Loss provisions	(37,762)	(4,666)	(42,428)
Income from Services	177,741	31,038	208,779
Expenses for Services	(12,805)	(2,161)	(14,966)
Administrative expenses	(185,953)	(34,159)	(220,112)
Miscellaneous Income	43,465	9,968	53,433
Miscellaneous Losses	(5,216)	183	(5,033)
Net Income / (Loss)	59,491	17,792	77,283

(*) These amounts do not include adjustments and consolidating eliminations.

ii) Acquisiciton of addition shares of Bacs.

As mentioned in note 1.c, on May 24, 2012, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the purchase of the 17.5% of BACS Banco de Crédito y Securitización S.A. shares, which price was paid in two installments. The first one on March 30, 2011 (20%) and the last one on June 11, 2002 (80%). As a result, the Bank’s new shareholding in BACS’s capital stock increased from 70% to 87.5%.

The Bank has recognized, under Argentine Banking GAAP a gain of Ps. 3,6 thousand corresponding to the difference between the fair value of the consideration paid and the related carrying value of the NCI acquired.

For U.S. GAAP purposes an acquisition on additional interest obtained when the control is maintained should be accounted for as an equity transaction. As such the Bank under USGAAP: a) do not recognize a gain in the income statement, b) recognize the difference between the fair value of the consideration paid and the related carrying value of the NCI acquired in the controlling interests´ equity and c) reclassify the carrying value of the NCI obtained from the NCI to the controlling interests´ equity.

iii) Acquisition of BACS Administradora de activos SA SGFCI

On April 26. 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares belonging to BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.). The purchase price was Ps. 6 million.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,729 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2012 the Bank has a balance of Ps. 4,649 related to the goodwill.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under U.S. GAAP, ASC 805 requires the acquisition of controlling interest of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) to be accounted for as a business combination applying the purchase method, recognizing all net assets acquired at their fair value.

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
The following table summarizes the consideration transferred and the fair value of identified assets acquired and liabilities assumed at the acquisition date:

Acquisition date	April 30, 2012
Fair value of consideration transferred:

Cash	Ps. 6,184

Total	Ps. 6,184

Recognised amounts of identifiable assets acquired and liabilities assumed:

Assets acquired	3,898
Liabilities acquired	(2,186)

Total net assets	1,712
Non-controlling interest	(256)

Goodwill	Ps. 4,728
Goodwill amortization, under Argetine Banking GAAP has been reversed for U.S. GAAP purposes.

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

As of June 2012 and 2011, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2012 and 2011 amounted to Ps. (40,238) and Ps. (41,250), respectively. The differences between periods are due to depreciation recorded under Argentine Banking GAAP.

l. Non-controlling interest

Argentine Banking GAAP rules require recording non-controlling interests as a component of the liabilities. ASC 810 requires recording such interests as shareholders’ equity. In addition, the U.S. GAAP adjustment represents the allocation to the non-controlling interest of non-wholly owned subsidiaries of certain U.S. GAAP adjustments related to such subsidiaries.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

m. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For U.S. GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2012 and 2011 amounted to Ps. (13,663) and Ps. (9,639), respectively.

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

Therefore, the technical reserves for the twelve month periods ended June 30, 2012 and 2011 were adjusted for U.S. GAAP purposes. Shareholders’ equity adjustment as of June 30, 2012 and 2011 amounted to Ps. (5,520) and Ps. (6,140), respectively.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 179,165 and Ps. 124,224, as of June 30, 2012 and 2011, respectively.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2012 and 2011, there were no uncertain tax positions.

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

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2012 and 2011 amounted to Ps. 2,372 and Ps. 2,202, respectively.

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

As of June 30, 2012 and 2011, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carry forward and all the temporary differences, with future taxable income.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 179,165 and Ps. 124,224, as of June 30, 2012 and 2011, respectively.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2012 and 2011, there were no uncertain tax positions.
The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2012, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2007 – 2011

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

The Bank’s assets and liabilities would be increased by approximately Ps. 161,448, Ps. 76,784 and Ps. 59,264, had U.S. GAAP been applied at June 30, 2012, 2011 and 2010, respectively.

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

As of June 30, 2012 and 2011 the Bank’s securities are classified within level 1of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities. Furthermore the Bank´s instruments issued by BCRA with no volatility published by the BCRA and bills issued by the Province of Buenos Aires, are classified within Level 2 using quoted prices available of similar assets.

b)	Securities receivable under repurchase agreements

The Bank’s securities receivable under repurchase agreements which do not qualify for sale accounting for U.S. GAAP purposes, are classified within level 1 of the valuation hierarchy. To estimate the fair value of these securities, quoted prices are available in an active market.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c)	Derivatives

The fair value of level 2 derivative positions are determined using internally developed models that utilize market observable parameters.

Liabilities (by Class of liability)

d)	Derivatives

The fair value of level 2 derivative positions are determined using internally developed models that utilize market observable parameters.

The following table presents the financial instruments, by class of asset and liabilities, carried at fair value as of June 30, 2012 and 2011, by ASC 820-10 valuation hierarchy (as described above).

Assets and liabilities measured at fair value on a recurring basis

Balances as of June 30, 2012	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	405,065	192,940	212,125	-
Provincial Public Debt – BOGAR	7,481	7,481	-	-
Other government securities	67,234	67,234	-	-
Instruments issued by the BCRA	1,478,356	1,129,659	348,697	-
Corporate securities	105,684	105,684	-	-

Securities receivable under repurchase agreements
Other government securities	161,655	161,655	-	-

Derivatives
Cross Currency Swap (Euro/Dollar)	16,466	-	16,466	-
C Credit Currency Swap (Ps. CER/Dollar)	27,260	-	27,260	-
Interest rate swaps	113	-	113

TOTAL ASSETS AT FAIR VALUE	2,269,314	1,664,653	604,661	-

LIABILITIES

Derivatives
Cross Currency Swap (Dollar/Euro)	(43)	-	(43)	-

TOTAL LIABILITIES AT FAIR VALUE	(43)	-	(43)	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Balances as of June 30, 2011	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	564,687	564,687	-	-
Provincial Public Debt – BOGAR	12,844	12,844	-	-
Other government securities	57,508	57,508	-	-
Instruments issued by the BCRA	1,569,823	799,043	770,780	-
Corporate securities	141,911	141,911	-	-

Securities receivable under repurchase agreements
Other government securities	28,422	28,422	-	-

Derivatives
Cross Currency Swap (Euro/Dollar)	89,195	-	89,195	-
Cr Credit Currency Swap (Ps. CER/Dollar)	48,344	-	48,344	-
Interest Rate Swap	684	-	684	-

TOTAL ASSETS AT FAIR VALUE	2,513,418	1,604,415	909,003	-

LIABILITIES

Derivatives
Cross Currency Swap (Dollar/Euro)	(2,839)	-	(2,839)	-

TOTAL LIABILITIES AT FAIR VALUE	(2,839)	-	(2,839)	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

s. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the periods ended June 30, 2012 and 2011 respectively:

	As of June 30, 2012
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	-	11,646	11,646
Ending balance: collectively evaluated for impairment	414,987	802	415,789
Ending Balance	414,987	12,448	427,435
Financing receivables:
Ending balance: individually evaluated for impairment	-	20,903	20,903
Ending balance: collectively evaluated for impairment	7,311,874	2,902,165	10,214,039
Ending Balance	7,311,874	2,923,068	10,234,942

	As of June 30, 2012
	Loan Portfolio	Commercial Loan Portfolio	Total

Allowance for credit losses:
Ending balance: individually evaluated for impairment	-	33,172	33,172
Ending balance: collectively evaluated for impairment	300,796	-	330,796
Ending Balance	300,796	33,172	333,968
Financing receivables:
Ending balance: individually evaluated for impairment	-	32,444	32,444
Ending balance: collectively evaluated for impairment	5,777,237	2,220,532	7,997,769
Ending Balance	5,777,237	2,252,976	8,030,213

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The activity in the allowance for loan losses for period is as follows:

	As of June 30,
	2012	2011
Allowance for credit losses:
Beginning balance	333,968	336,168
Charge-offs	(133,324)	(101,936)
Other adjustments (*)	-	35,789
Provision	226,791	63,947
Ending Balance	427,435	333,968

(*) As of June 30, 2011 Ps. 35,789 of allowances as of the acquisition date of Tarshop S.A was included.

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

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010 - 20, as of June 30, 2012 and 2011:

	As of June 30, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	20,903	19,138	-

With an allowance recorded:
Commercial
Impaired Loans	-	-	-
Total	20,903	19,138	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	17,669	-	-

With an allowance recorded:
Commercial
Impaired Loans	14,775	6,081	727
Total	32,444	6,081	727

    The average recorded investment in impaired loans amounted Ps. 21,948 and Ps. 31,844, as of June 30, 2012 and 2011, respectively. There is no amount of interest income recognized during the time within the period that the loans were impaired.

Non-accrual accounts receivables and Past due

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

The following table represents the amounts of nonaccruals, as of June 30, 2012 and 2011, respectively:

	As of June 30,
	2012	2011
Consumer
Advances	657	1,628
Mortgage Loans	51,960	45,278
Personal Loans	24,274	13,687
Credit Card Loans – BHSA	31,171	19,331
Credit card Loans – Tarshop	125,012	62,973
Total Consumer	233,074	142,897
Commercial
Performing Loans	-	2,426
Impaired Loans	20,298	31,134
Total Commercial	20,298	33,560

Total Non accrual loans	253,372	176,457

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

An aging analysis of past due account receivables, segregated by class of account receivables, as of June 30, 2012 and 2011 was as follows:

	As of June 30, 2012
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	1,604	362	242	53	2,261	39,382	41,643
Mortgage Loans	52,049	14,598	13,462	23,900	104,009	2,874,424	2,978,433
Personal Loans	27,376	10,705	13,101	468	51,650	992,621	1,044,271
Credit Card Loans – BHSA	30,010	15,401	15,550	220	61,181	2,129,270	2,190,451
Credit card Loans – Tarshop	89,857	69,454	52,924	2,634	214,869	842,207	1,057,076
Total Consumer Loans	200,896	110,520	95,279	27,275	433,970	6,877,904	7,311,874

Commercial:
Performing Loans	605	-	-	-	605	2,902,165	2,902,770
Impaired loans	-	292	1,985	18,021	20,298	-	20,298
Total Commercial Loans	605	292	1,985	18,021	20,903	2,902,165	2,923,068
Total	201,501	110,812	97,264	45,296	454,873	9,780,069	10,234,942

	As of June 30, 2011
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	35	293	1,322	13	1,663	56,584	58,247
Mortgage Loans	38,499	10,136	10,194	24,948	83,777	2,637,411	2,721,188
Personal Loans	12,329	5,796	6,990	901	26,016	603,383	629,399
Credit Card Loans – BHSA	13,614	8,378	10,934	19	32,945	1,550,834	1,583,779
Credit card Loans – Tarshop	88,484	19,391	21,031	22,551	151,457	633,167	784,624
Total Consumer Loans	152,961	43,994	50,471	48,432	295,858	5,481,379	5,777,237

Commercial:
Performing Loans	318	5	6	2,415	2,744	2,217,788	2,220,532
Impaired loans	283	4	14,784	16,346	31,417	1,027	32,444
Total Commercial Loans	601	9	14,790	18,761	34,161	2,218,815	2,252,976
Total	153,562	44,003	62,261	67,193	330,019	7,700,194	8,030,213

Financial receivables that are past due 90 days or more do not accrue interests.

Credit Quality

The following tables contain the loan portfolio classification by credit quality indicator set forth by the Argentine Central Bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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
(2.b). Under Negotiation or Refinancing Agreements.

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

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended June 30, 2012 and 2011:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2012
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	39,932	1,115	120	337	139	41,643
Mortgage Loans	2,790,833	117,511	13,452	24,311	32,326	2,978,433
Personal Loans	970,049	34,790	14,618	24,180	634	1,044,271
Credit Card Loans – BHSA	2,115,475	31,931	17,413	25,343	289	2,190,451
Credit card Loans – Tarshop	842,207	89,856	69,454	52,923	2,636	1,057,076
Total Consumer Loans	6,758,496	275,203	115,057	127,094	36,024	7,311,874

Commercial:
Performing loans	2,902,165	605	-	-	-	2,902,770
Impaired loans	-	-	292	1,985	18,021	20,298
Total Commercial Loans	2,902,165	605	292	1,985	18,021	2,923,068
Total Financing Receivables	9,660,661	275,808	115,349	129,079	54,045	10,234,942

	As of June 30, 2011
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	54,708	869	1,019	1,326	325	58,247
Mortgage Loans	2,663,716	30,478	6,786	9,917	10,291	2,721,188
Personal Loans	587,003	18,382	7,639	14,142	2,233	629,399
Credit Card Loans – BHSA	1,536,459	19,579	10,581	16,834	326	1,583,779
Credit card Loans – Tarshop	666,647	18,892	18,081	31,182	49,822	784,624
Total Consumer Loans	5,508,533	88,200	44,106	73,401	62,997	5,777,237

Commercial:
Performing loans	2,219,520	1,012	-	-	-	2,220,532
Impaired loans	-	-	819	18,760	12,865	32,444
Total Commercial Loans	2,219,520	1,012	819	18,760	12,865	2,252,976
Total Financing Receivables	7,728,053	89,212	44,925	92,161	75,862	8,030,213

Allowance for Credit Losses

Accounts receivable balances are classified as uncollectible and written off from the Consolidated Balance Sheet when 365 days past due and subsequently recorded in memorandum accounts.

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended June 30, 2012 and 2011 was as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Argentine Banking GAAP		U.S. GAAP		Adjustment
June 30, 2011		259,595		333,968		(74,373)

Variances		23,830		84,366		(60,535)

June 30, 2012	Ps.	283,425	Ps.	418,334	Ps.	(134,908)

t. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2012, 2011 and 2010, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

	June 30,
	2012	2011	2010
Income Statement

Financial income	Ps. 1,886,446	Ps. 1,718,700	Ps. 1,476,896
Financial expenses	(982,954)	(748,063)	(661,590)
Net financial income	Ps. 903,492	Ps. 970,637	Ps. 815,306
Provision for loan losses	(215,074)	(89,674)	(217)
Income from services	1,049,679	791,969	470,855
Expenses for services	(232,109)	(182,658)	(148,862)
Administrative expenses	(1,284,531)	(910,079)	(562,220)
Net Net income from financial transactions	Ps. 221,457	Ps. 580,195	Ps. 574,862
Miscellaneous income	270,230	197,182	112,876
Miscellaneous expenses	(250,492)	(217,898)	(115,527)
In Income before income taxes and Non-controlling interest	Ps. 241,195	Ps. 559,479	Ps. 572,211
Income taxes	4,654	(30,558)	(121,906)
Net income under U.S. GAAP	Ps. 245,849	Ps. 528,921	Ps. 450,305
Less Net (Loss) attributable to the Non-controlling interest	5,116	(11,046)	(9,158)
Net income attributable Controlling interest in accordance with U.S. GAAP	250,965	Ps. 517,875	Ps. 441,147

Other comprehensive income (loss):

Unrealized gains (loss) on securities	(7,381)	(273,683)	392,532
Other comprehensive income (loss):	Ps. (7,381)	(273,683)	Ps. 392,532
Comprehensive income	Ps. 243,584	Ps. 244,192	Ps. 833,679

u. Risks and Uncertainties

As of June 30, 2012, the Bank’s exposure to the Argentine public sector represented approximately 4.9% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government's ability to comply with its payment obligations, and on its ability to establish an economic policy that is succesful in promoting sustainable economic growth in the long run.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

Pursuant to Communication “A” 5239, afterward replaced by Communication “A” 5245, in the case of sales of foreign exchange (foreign currency or banknotes) for the formation of off-shore assets by residents without the obligation of subsequently allocating it to specific purpose, entities authorized to deal in foreign exchange may only allow transactions through the MULC by those clients who have obtained the validation and who comply with the rest of the requirements set forth in the applicable foreign exchange regulations. Sales of foreign exchange other than for the formation of off-shore assets by residents without a specific purpose are also exempted from the Inquiry Program, although, the financial entities must verify that the other requirements established by the MULC are accomplished.

According to Communication “A” 5264, as amended, in general terms the access to the foreign exchange market for resident  in order to pay services, debts and profits to non-residents has no limits or restrictions. The access to the MULC requires the filing of certain documentation by residents evidencing the validity of transactions for which the funds are purchase for its remittance abroad. Communication “A” 5236, item 4.2. which regulated the outflow of fund allowing residents to access to the MULC for the formation of off-shore assets without a specific allocation by residents has been suspended and, up to now, the Central Bank has not issued any other measure or provisions in this regard.

On August 6, 2012, Resolution  #3210 was replaced by Resolution #3356 enacted by AFIP. This resolution sets forth more restrictions for the access to the foreign exchange market, in particular for the outflow of funds made by residents. Both resolutions (3210 and 3356) are related with Communications “A” 5239 (currently abrogated) and 5245.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions  may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained.

v. U.S. GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Bank for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds were significantly affected by higher discount rates. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders’ equity deficit will also change. In addition, as estimates of future cash flows change, so too will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Bank’s financial position and results of income.

w. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2012. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

On May 4, 2012, the Bank was notified of Resolution No. 186 dated April 25, 2012 by the Superintendent of Financial and Foreign Exchange Institutions, whereby summary proceedings have been commenced against the Bank and its directors under section 8 of the Foreign Exchange Offences Law (as restated by Decree No. 480/95).

In such proceedings, the entity has been charged with alleged violations of the provisions of Communications “A” 3640, 3645, 4347 and supplementary rules, due to the acquisition of good delivery silver bars with funds arising from its General Exchange Position.

The Bank is analyzing those proceedings.

34. Programa Crédito Argentino del Bicentenario para la Vivienda Única y Familiar (Pro.Cre.Ar)
On June 21, 2012, the Board of Directors approved the Bank’s participation as trustee of the Public Fiduciary Fund referred to as “Programa Crédito Argentino del Bicentenario para la Vivienda Única y Familiar” (Argentine Single Family Housing Program for the Bicentennial) (Pro.Cre.Ar.), as resolved by Decree No. 902/2012.

On July 18, 2012, the Bank, in its capacity as trustee, executed the “PROCREAR” Trust Agreement with the National State, in its capacity as trustor.

The referred agreement governs the rights and obligations between the parties, as well as the sundry duties to be performed by the Bank as trustee.

35. Subsequent events

On August 17, 2012 Banco Hipotecario issued Series IV Notes for an amount of Ps. 65,475, which accrue interest at 17.80% and will mature on May 14, 2013. Additionally, on the same day, the Bank issued Series V Notes for an amount of Ps. 85,264, which accrue interest at BADLAR + 375 basic points and will mature on February 17, 2014.

Tarshop S.A. issued Negotiable obligation Series VI on July 27, 2012 for a face value of Ps. 70,148, which accrue interest at BADLAR + 424 basic points and will mature on March 27, 2014.

NEW LIPSTICK LLC AND SUBSIDIARY
(A Limited Liability Company)

Table of Contents

Page

Independent Auditors’ Report – June 30, 2012	F- 266

Consolidated Financial Statements:

Balance Sheets
June 30, 2012 (Audited) and 2011 (Unaudited)	F- 267

Statements of Operations
For the Year Ended June 30, 2012 (Audited) and for the period
November 3, 2010 (Inception) to June 30, 2011 (Unaudited)	F- 268

Statements of Changes in Members’ Deficit/Equity
For the Year Ended June 30, 2012 (Audited) and for the period
November 3, 2010 (Inception) to June 30, 2011 (Unaudited)	F- 269

Statements of Cash Flows
For the Year Ended June 30, 2012 (Audited) and for the period
November 3, 2010 (Inception) to June 30, 2011 (Unaudited)	F- 270

Notes to Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)	F-271

Independent Auditors’ Report

To the Members of New Lipstick LLC

We have audited the accompanying consolidated balance sheet of New Lipstick LLC and Subsidiary (A Limited Liability Company) as of June 30, 2012, and the related consolidated statements of operations, changes in members’ deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Lipstick LLC and Subsidiary (A Limited Liability Company) as of June 30, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Marks Paneth & Shron LLP

New York, NY
October 31, 2012

NEW LIPSTICK LLC AND SUBSIDIARY (A LIMITED LIABILITY COMPANY) CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2012 (AUDITED) AND JUNE 30, 2011 (UNAUDITED) (AMOUNTS IN DOLLARS)

ASSETS

	2012	2011
		(UNAUDITED)

Real estate, net	144,072,101	143,213,839
Cash and cash equivalents	1,301,607	1,221,686
Tenant receivables, net of allowance for doubtful accounts of$1,093,357 and $303,674 respectively	687,585	402,080
Prepaid expenses and other assets	4,901,942	4,727,116
Contributions receivable from members	-	2,977,335
Due from related party	124,274	-
Restricted cash	3,954,037	5,582,568
Deferred rent receivable	3,036,844	1,255,629
Lease intangibles, net	36,702,075	40,524,065
Goodwill (Investment in Metropolitan 885 Third Avenue Leasehold LLC)	5,422,615	5,422,615
Total	200,203,080	205,326,933

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:
Note payable	113,314,086	114,443,211
Accrued interest payable	320,301	319,678
Accounts payable and accrued expenses	3,016,555	1,482,483
Due to related parties	310,867	321,368
Unearned revenue	257,522	297,084
Consent fee payable	-	1,666,667
Tenant security deposits	546,920	383,047
Deferred ground rent payable	50,269,817	17,020,772
Lease intangibles, net	52,263,100	57,135,955

Total liabilities	220,299,168	193,070,265

Members' deficit	(20,096,088)	12,256,668
Total	200,203,080	205,326,933

See notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2012 (AUDITED) AND
FOR THE PERIOD NOVEMBER 3, 2010 (INCEPTION) TO JUNE 30, 2011 (UNAUDITED) (AMOUNTS IN DOLLARS)

	2012	2011
		(UNAUDITED)
Revenues
Base rents, net of amortization	38,293,785	19,555,315
Tenant reimbursements and escalations	5,899,547	3,333,934
Other rental revenue	251,391	106,087
Interest income	1,331	1,331

Total	44,446,054	22,996,667

Expenses
Real estate taxes	8,945,341	4,324,317
Utilities	2,560,909	1,344,702
Janitorial	2,294,236	1,087,606
Insurance	290,182	148,014
Repairs and maintenance	1,158,144	523,469
Bad debts	793,882	303,674
Security	817,199	385,964
General and administrative	1,085,656	337,653
Management fees	804,123	273,614
Accounting and audit fees	218,609	71,655
Legal and professional fees	299,004	212,746
Reimbursable costs	295,510	177,442
Elevator	291,451	124,706
HVAC	70,890	20,532
Travel	5,977	-
Ground rent	45,457,736	22,728,867
Interest expense	4,905,399	2,448,145
Depreciation and amortization	6,834,685	3,328,725
Acquisition related costs	-	2,245,717

Total	77,128,933	40,087,548

Net loss	(32,682,879)	(17,090,881)

See notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' DEFICIT/EQUITY
FOR THE YEAR ENDED JUNE 30, 2012 (AUDITED) AND
FOR THE PERIOD NOVEMBER 3, 2010 (INCEPTION) TO JUNE 30, 2011 (UNAUDITED) (AMOUNTS IN DOLLARS)

	2012	2011
		(UNAUDITED)

Balance, beginning of period	12,256,668	-

Contributions from members	330,123	29,347,549

Net loss	(32,682,879)	(17,090,881)

Balance, end of period	(20,096,088)	12,256,668

See notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2012 (AUDITED)
AND FOR THE PERIOD NOVEMBER 3, 2010 (INCEPTION) TO JUNE 30, 2011 (UNAUDITED) (AMOUNTS IN DOLLARS)

	2012	2011
		(UNAUDITED)

Operating activities
Net loss	(32,682,879)	(17,090,881)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	6,834,685	3,328,725
Bad debts	793,882	303,674
Acquisition related costs	-	2,245,717
Deferred rent	(1,781,215)	(1,255,629)
Below market lease amortization	(4,435,046)	(2,478,205)
Above market lease amortization	1,548,128	791,390
Above market ground lease amortization	(437,809)	(218,905)
Deferred ground rent	33,249,045	17,020,772
Changes in operating assets and liabilities:
Restricted cash	1,792,404	155,555
Due from related party	(124,274)	-
Tenant receivables	(1,079,387)	(202,681)
Prepaid expenses and other assets	(174,826)	(324,491)
Accrued interest payable	623	-
Accounts payable and accrued expenses	(46,143)	(425,318)
Due to related parties	(10,501)	321,368
Consent fee payable	(1,666,667)	-
Deferred leasing costs	(595,890)	(107,941)
Tenant security deposits	-	90,681
Unearned revenue	(39,562)	21,395
Net cash provided by operating activities	1,144,568	2,175,226

Investing activities
Additions to real estate	(3,242,980)	(917,013)
Increase in restricted cash	-	(469,726)
Net cash used in investing activities	(3,242,980)	(1,386,739)

Financing activities
Mortgage principal payments	(1,129,125)	(556,789)
Contributions receivable from members	2,977,335	-

Contributions from members	330,123	-
Net cash provided by financing activities	2,178,333	(556,789)

Net increase in cash and cash equivalents	79,921	231,698

Cash and cash equivalents, beginning of period	1,221,686	989,988

Cash and cash equivalents, end of period	1,301,607	1,221,686

Supplemental disclosure of cash flow information:
Interest paid	4,904,776	2,788,488

Schedule of Noncash Investing and Financing Activities
Capital contributions from members	-	29,347,549
Acquisition related costs paid by members	-	(2,245,717)
Mortgage principal payment paid by members	-	(15,000,000)
Other consideration paid by members	-	(10,827,163)
Real estate additions were financed through accounts payable	1,580,214	-

See Notes to Consolidated Financial Statements

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 1:                      BUSINESS

Formation and Property Description
New Lipstick LLC (the "Company"), was organized as a Delaware limited liability company and commenced operations on November 3, 2010. The Company was formed among IRSA International, LLC ("IRSA"), Marciano Investment Group, LLC ("Marciano"), Avi Chicouri ("AVI"), Par Holdings, LLC ("PAR"), and Armenonville S.A. ("Armenonville"), collectively (the "Members"). IRSA is a wholly-owned subsidiary of TYRUS S.A. ("TYRUS"), a wholly-owned subsidiary of IRSA Inversiones y Representaciones Sociedad Anonima, a company whose shares are listed on the Buenos Aires and New York Stock Exchanges. The Company was formed in order to acquire 100% interest in Metropolitan 885 Third Avenue Leasehold LLC ("Metropolitan"), its wholly-owned subsidiary, and to provide management services to Metropolitan.

Metropolitan was organized for the purpose of acquiring and operating a 34 story Class A office tower commonly known as the Lipstick Building located at 885 Third Avenue in New York (the "Property"). Metropolitan leased the land which contains approximately 26,135 square feet. The Property was acquired on July 9, 2007 and contains approximately 635,800 square feet of rentable space.

On November 16, 2010 (the "Petition Date"), Metropolitan filed a voluntary pre-packaged plan of reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Chapter 11") in the Southern District of New York (the "Bankruptcy Court") including a disclosure statement and plan of reorganization (the "Plan"). The Plan provided for, among other things, the extinguishment of 100% of the shares of Metropolitan 885 Third Avenue LLC and the issuance of the membership interest to the Company. The Plan was approved by Metropolitan's members and the Bankruptcy Court approved the Plan on December 22, 2010 with an effective date of December 30, 2010 (the "Effective Date").

Metropolitan accounted for the reorganization using "fresh start accounting" effective December 30, 2010. Accordingly, the forgiveness of debt was reflected in the predecessor entity's final statement of operations and all assets and liabilities were restated to reflect their reorganization value, which approximated fair values at the date of reorganization.

The Company operates under the guidelines of an Operating Agreement (the "Agreement") entered into by the Members on November 15, 2010. The manager of the Company is Lipstick Management, LLC (the "Manager"), a company affiliated to IRSA.

The Agreement calls for Class A and Class B Members. Class A Members are IRSA, Marciano, and Armenonville and Class B Members are AVI and PAR.

Class B Membership interests of any Class B Member shall be automatically converted, in whole and not in part, into an equal number of Class A Membership interests on the earlier to occur of the date on which the Manager certifies that all unreturned additional Class A capital contributions and all unreturned Class A capital contributions have been reduced to zero.

Any Class A Member, as defined in the Agreement, may transfer, directly or indirectly, any or all of its percentage interest as a Member in the Company to an unaffiliated third party, but the offering Member must first offer the Right of First Offer ("ROFO") to each of the Class A Members by written notice specifying the cash price and the other terms and conditions of the offer. Upon receipt of the ROFO notice, each of the offeree members has the right, exercisable in ten (10) days, to accept or decline the offer.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 1:                      BUSINESS (CONTINUED)

Formation and Property Description (continued)
The Company shall continue perpetually until dissolution, liquidation or termination in accordance with the terms of the Agreement.

The liability of the members of the Company is limited to the members’ total contribution, plus any amounts guaranteed by the members.

The Company has adopted a fiscal year end of June 30.

The terms of the Agreement provide for initial capital contributions and percentage interests as follows:

	Percentage of Ownership	Initial Capital Contributions
IRSA International, LLC	49.00	15,417,925
Marciano Investment Group, LLC	42.00	13,215,365
Armenonville, S.A.	2.27	714,259
Avi Chicouri	3.07	-
Par Holdings, LLC	3.66	-
Total	100.00	29,347,549

In accordance with the Agreement, the Members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. There were no additional contributions for the period November 3, 2010 (inception) to June 30, 2011.  Members contributed $330,123 for the year ended June 30, 2012.

On August 5, 2011, Armenonville, S.A. assigned 100 percent of its membership interest to Lomas Urbanas S.A.

Distributions
Net cash flow shall be distributed from time to time in the reasonable discretion of the Manager, in accordance with the Agreement. There were no distributions for the year ended June 30, 2012 or for the period November 3, 2010 (inception) to June 30, 2011.

Allocation of Profit and Losses
Profits and losses are allocated in accordance with the Agreement.

Principles of Consolidation
The accompanying consolidated financial statements of the Company include the accounts of New Lipstick LLC and its wholly-owned subsidiary Metropolitan.

All significant intercompany accounts and transactions have been eliminated.

Basis of Accounting
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
Management is required to use estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America.  Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  Accordingly, actual results could differ from those estimates.

Real Estate
Real estate consists of building, building improvements and tenant improvements and is stated at cost, which approximates fair value at the date of reorganization using fresh start accounting. Building and improvements are depreciated over 39 years. Tenant improvements are depreciated over the shorter of the estimated useful life of the asset or the terms of the respective leases.

Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments are capitalized to building improvements and depreciated over their estimated useful lives.

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the assets. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. No impairment was recorded for the year ended June 30, 2012 or for the period from November 3, 2010 (inception) to June 30, 2011.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less upon acquisition to be cash equivalents.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalent accounts in financial institutions.  The Company maintains its cash balances at two financial institutions.  At times, such balances may be in excess of this Federal Deposit Insurance Company (“FDIC”) insurance limit.  Under the Dodd-Frank Act, beginning December 31, 2010 through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balances in the account and the ownership of the funds.  As of June 30, 2012 and 2011, these balances, including tenant security and escrow amounts were in excess of federally insurable limits by $4,153,245 and $5,850,215, respectively.

Restricted Cash
Restricted cash represents amounts held in escrow, as required by the lender, to be used for real estate taxes, insurance and other qualified expenditures, as well as tenant security deposits.

Tenant Receivables
The Company carries its tenant receivables at the amount it expects to collect, less an allowance for doubtful accounts. The Company evaluates its receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current conditions.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition
The Company recognizes base rent on a straight-line basis over the terms of the respective leases. Deferred rent receivable represents the amount by which straight-line rental revenue exceeded rents currently billed in accordance with the lease agreements.

Capitalized below market lease values are amortized as an increase to base rents (see Note 5).

Capitalized above market lease values are amortized as a decrease to base rents (see Note 5).

The Company also receives reimbursements from tenants for certain costs as provided for in the lease agreements. These costs include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs in excess of a base year amount.

Deferred Ground Rents
Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases. Subsequent to May 1, 2012, all future minimum increases in the non-cancelable ground rents consist of either 2.5% or 3.0% annual increases through May 1, 2068.  The recording of the ground rent on a straight-line basis, as required by USGAAP, thereby includes recording a portion of the compounded annual increases due in the later years of the ground leases as an expense in the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011 without consideration of the present value of these future required payments or consideration of future increases in the consumer price index. This has resulted in deferred ground rent payables in the amount of $50,269,817 and $17,020,772 as of June 30, 2012 and 2011, respectively. (see Note 7)

Lease Intangibles
Leasing costs and commissions incurred in connection with leasing activities are capitalized and amortized on a straight-line basis over the lives of the respective leases. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease.

Above and below market leases and above market ground lease values were recorded on the Property's acquisition date based on the present value (using an interest rate which reflected the risk associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and ground lease, and (ii) management's estimate of fair market lease rates for the corresponding in-place leases and ground lease, measured over a period equal to the remaining non-cancelable term of the leases.

Above market lease values are capitalized as an asset and amortized as a decrease to rental income over the remaining terms of the respective leases. The above market ground lease value is capitalized as an asset and amortized to ground rent expense over the remaining term of the ground lease. Below market lease values are capitalized as a liability and amortized as an increase to rental income over the remaining terms of the respective leases.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
 (Amounts in Dollars)

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease Intangibles (continued)
The aggregate value of in-place leases were measured based on the difference between (i) the Property valued with existing in-place leases adjusted to market rental rates, and (ii) the Property valued as if vacant, based upon management's estimates. Management's estimates of value were made using methods similar to those used by independent appraisers. Factors considered by management in their analysis included an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management included real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily were twelve months. Management also estimated costs to execute similar leases including leasing commissions, legal and other related expenses.

The value of in-place leases are amortized to expense over the initial term of the respective leases, ranging from four months to fourteen years.

Income Taxes
No provision for income taxes is necessary in the accompanying financial statements because the Company has elected to be treated as a partnership for federal and state income tax purposes. Income or loss of the Company is includible in the separate income tax returns of the Member. The Company's tax returns after 2008 are open and subject to examination. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

Goodwill
Goodwill represents the excess of the cost of the December 30, 2010 acquisition of Metropolitan over the net of the amounts assigned to assets acquired, including identifiable intangible assets and liabilities assumed. In accordance with GAAP, the Company does not amortize goodwill but instead first assesses qualitative factors to determine whether it is more likely than not that the fair value of the Company is impaired. If so, it tests goodwill for impairment.

A goodwill impairment test consists of a comparison of each “reporting unit’s” (in the Company’s case, the Company as a whole) fair value with its carrying value. The fair value of the Company is an estimate of the amount for which the Company as a whole could be sold in a current transaction between willing parties. Generally, estimates of fair value are based on discounted cash flows. If the carrying value of the Company exceeds its estimated fair value, goodwill is written down to its implied fair value. Management has selected the end of the Company’s fiscal year as the date on which to either perform its annual impairment tests for goodwill or make the determination as to whether qualitative factors render it unnecessary.

For the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011 no impairment of goodwill was identified during the annual impairment testing.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year financial statement presentation.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events
The Company has evaluated, for potential recognition and disclosure, events subsequent to the date of the balance sheet through October 31, 2012, the date the financial statements were available to be issued.

NOTE 3:                      BUSINESS COMBINATION

Effective December 30, 2010, as described in Note 1, 100% of the shares of Metropolitan was extinguished and its membership interest was issued to the Company. This transaction has been accounted for as a business combination by the Company. In accordance with GAAP, the Company followed the guidance of the acquisition method of accounting. Management performed an analysis of the fair value of the identifiable assets acquired and liabilities assumed at the Effective Date.

The following summarizes the allocation of the fair values of assets acquired and liabilities assumed from Metropolitan:

ASSETS

Real estate, net	144,176,024
Lease intangibles, net	42,657,041
Cash and cash equivalents	6,258,385
Other assets	4,905,698

Total assets	197,997,148

LIABILITIES

Note payable	115,000,000
Lease intangibles, net	59,833,065
Other liabilities	2,759,535

Total liabilities	177,592,600

Net assets acquired	20,404,548
Total consideration paid	25,827,163

Goodwill	5,422,615

The above estimated fair values of assets acquired and liabilities assumed are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. The total consideration paid by the Company exceeded the fair value of net assets acquired from Metropolitan by $5,422,615. The excess has been allocated to goodwill.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
 (Amounts in Dollars)

NOTE 4:                      REAL ESTATE

At June 30, real estate consists of the following:

	2012	2011 (Unaudited)
Building and improvements	144,361,278	144,256,213
Tenant improvements	5,554,953	836,824
	149,916,231	145,093,037
Less: accumulated depreciation	(5,844,130)	(1,879,198)
Total	144,072,101	143,213,839

Depreciation expense amounted to $3,964,933 and $1,848,411 for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011, respectively.

NOTE 5:                       LEASE INTANGIBLES

Lease intangibles and value of assumed lease obligations at June 30, 2012 was as follows:

	Leases in Place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	27,338,018	703,831	15,319,023	43,360,872	30,791,733	29,041,332	59,833,065
Less: accumulated amortization	(4,211,975)	(107,304)	(2,339,518)	(6,658,797)	(6,913,251)	(656,714)	(7,569,965)
Totals	23,126,043	596,527	12,979,505	36,702,075	23,878,482	28,384,618	$52,263,100

Lease intangibles and value of assumed lease obligations at June 30, 2011 was as follows (Unaudited):

	Leases In Place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	27,338,018	107,941	15,319,023	42,764,982	30,791,733	29,041,332	59,833,065
Less: accumulated amortization	(1,425,364)	(24,163)	(791,390)	(2,240,917)	(2,478,205)	(218,905)	(2,697,110)
Totals	25,912,654	83,778	14,527,633	40,524,065	28,313,528	28,822,427	57,135,955

The aggregate amortization of leases in-place and leasing costs included in depreciation and amortization expense for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011 was $2,869,752 and $1,449,527, respectively.

The aggregate amortization of above market ground leases included in ground rent expense for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011 was $437,809 and $218,905, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
 (Amounts in Dollars)

NOTE 5:                       LEASE INTANGIBLES (CONTINUED)

The aggregate amortization of above market leases included in base rental income for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011 was $1,548,128 and $791,390, respectively.

The aggregate amortization of below market leases included in base rental income for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011 was $4,435,046 and $2,478,205, respectively.

The estimated amortization expense of lease intangibles for each of the five years subsequent to June 30, 2012 and thereafter are as follows:

	Leases In-place	Leasing Costs	Above Market Leasing	Total	Below Market Leases	Above Market Ground Leases	Total
2013	2,735,208	150,615	1,548,129	4,433,952	3,287,163	437,809	3,724,972
2014	2,647,541	125,351	1,543,131	4,316,023	2,626,076	437,809	3,063,885
2015	2,589,009	103,453	1,442,937	4,135,399	2,511,975	437,809	2,949,784
2016	2,562,245	87,623	1,407,619	4,057,487	2,499,168	437,809	2,936,977
2017	2,561,941	71,972	1,407,619	4,041,532	2,495,973	437,809	2,933,782
Thereafter	10,030,099	57,513	5,630,070	15,717,682	10,458,127	26,195,573	36,653,700
Totals	23,126,043	596,527	12,979,505	36,702,075	23,878,482	28,384,618	52,263,100

NOTE 6:                       NOTES PAYABLE

Metropolitan was originally obligated to Royal Bank of Canada (the "Lender") pursuant to a loan agreement, dated July 9, 2007, for an aggregate principal balance of $210,000,000 (the "Original Principal" or the "Loan"). The Loan was evidenced by two note agreements, Note A and Note B (collectively, the "Note"), with a principal balance of $125,000,000 and $85,000,000, respectively. The Note required monthly payments of interest only through August 2013 and principal and interest through August 2017, the maturity date.

The Note bore interest at 6.58% per annum (the "Applicable Interest Rate") and was subject to an increase equal to the lesser of (i) the Applicable Interest Rate plus 5%, or (ii) the maximum interest rate that the borrower is permitted by law to pay (the "Default Rate") upon the occurrence of an event of default, as defined.

In June 2010, Metropolitan defaulted on its debt service payments and the Lender filed a summons and complaint against Metropolitan seeking to foreclose the Property and, as a result, Metropolitan was subject to interest at the Default Rate.

On December 30, 2010, pursuant to the Plan, the Note was amended and restated to provide for a reduction in the Original Principal of $210,000,000 to $130,000,000 (the "Amended Note"). The Member then made a principal repayment of $15,000,000 and, as a result, the outstanding balance of the Amended Note was $115,000,000 after the reorganization. The Amended Note bears interest at (i) the London InterBank Offered Rate ("LIBOR") plus 400 basis points, or (ii) Prime Rate plus Prime Rate Margin, if converted into a Prime Rate Loan, as defined. The Amended Note provides for a maximum interest rate of 5.25% through February 29, 2012 and 6.25% from March 1, 2012 through August 31, 2015 and matures on August 1, 2017. The interest rate was 4.24% and 4.26% at June 30, 2012 and 2011, respectively.  Interest expenses amounted to $4,905,399 for the year ended June 30, 2012 and $2,448,145 for the period November 3, 2010 (inception) to June 30, 2011.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 6:                      NOTES PAYABLE (CONTINUED)

Pursuant to a cash management agreement with the Lender, all rents collected are required to be deposited in a clearing account and all funds are disbursed in accordance with the Loan agreement, including the funding of all reserve accounts. In addition, after payment of debt service, operating expenses and other expenses, as defined, forty percent (40%) of all the remaining cash flow in the cash management account is applied to the outstanding principal balance of the Loan on a monthly basis. As of June 30, 2012 and 2011, the outstanding principal balance was $113,314,086 and $114,443,211, respectively.

The Amended Note is collateralized by the Property including all related facilities, amenities, fixtures and personal property owned by the borrower.

The Company pledged a first priority security interest in the Company’s membership interest in Metropolitan to the Lender as collateral security for the Amended Note.

NOTE 7:   GROUND LEASES

The Property was erected on a 26,135 square foot parcel of land (the "Site Area") of which 20,635 square feet is subject to a ground lease (the "Ground Lease") and an adjacent lot containing approximately 5,500 square feet ("Lot A") subject to a ground sub-sublease (the "Ground Sub-sublease").

The Ground Lease matures on the earlier of (i) April 30, 2077, (ii) the date of termination of the Ground Sub-sublease term or (iii) a date if sooner terminated, as defined. The Ground Lease provides for monthly ground rent of approximately $925,000 through April 30, 2012, $1,321,000 through April 30, 2013, and provides for annual increases of 2.5% beginning on May 1, 2013 through April 30, 2020.

On May 1, 2020, May 1, 2038 and every 10 years thereafter through May 1, 2068, (“Adjustment Years”) ground rent shall be adjusted to be the greater of (a) 1.03 times the base rent payable during the lease year immediately preceding the said Adjustment Year or (b) 7% of the fair market value of the land, as defined in the Ground Lease.

Monthly ground rent shall increase 3% annually for each lease year subsequent to the Adjustment Year. The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 29, 2080 (the "Ground Sublease") and the prime lease matures on April 30, 2080 (the "Prime Lease"). The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease or (iii) the expiration or earlier termination date of the Ground Sublease, except for reason of default by the sublandlord as subtenant under the Ground Sublease or the sublandlord as subtenant under the Prime Lease provided that the lessees is not in default under the Ground Sub-sublease or the Ground Sublease.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 7:                      GROUND LEASES (CONTINUED)

The Ground Sub-sublease provides for monthly ground rent of $58,000 through April 30, 2010 and approximately $63,000 beginning on May 1, 2010 through April 30, 2020. On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent shall be adjusted to 8% of the fair market value of Lot A, as defined.

For the year ended June 30, 2012, Ground Lease and Ground Sub-sublease expense amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $33,249,045 and $0, respectively. For the period November 3, 2010 (inception) to June 30, 2011, Ground Lease and Ground Sub-sublease expenses amounted to $22,568,272 and $379,500, respectively, after giving effect to straight-line rent adjustments of $17,020,772 and $0, respectively.

The Ground Lease also provides the Company with an option to purchase the land (the "Purchase Option"). The Purchase Option is exercisable on April 30, 2020, April 30, 2037 and on the last day of every 10th year thereafter (the "Purchase Date"). The Purchase Price, as defined in the Ground Lease, shall be the amount which together with all ground rent paid by the Company on or before the applicable Purchase Date yields an internal rate of return ("IRR") that equals the Target IRR in respect to the applicable Purchase Date as follows:

Purchase Date	Target IRR

April 30, 2020	7.47%
April 30, 2037	7.67%
April 30, 2047	7.92%
April 30, 2057	8.17%
April 30, 2067	8.42%
April 30, 2077	8.67%

In the event the Purchase Option is exercised on April 30, 2020, the Company shall pay a purchase price of approximately $521 million which is based upon an agreed land value of $317 million in July 2007 according to a Target IRR of 7.47%. The Ground Lease also provides for an option to demolish the Property ("Demolition Option") during the period beginning on May 1, 2055 and ending on April 30, 2072 (the "Demolition Period"). The Ground Lease lessor has the option to cause the Company to purchase the Property ("Put Option") at a then Put Price, as defined. The Put Option is exercisable during the period subsequent to the Demolition Option and prior to April 30, 2072.

Future minimum annual ground rents due before giving effect to the fair market value adjustments which are not determinable at the present time, through April 30, 2077 are as follows for the five years subsequent to June 30, 2012 and thereafter:

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 7:                      GROUND LEASES (CONTINUED)

	Ground Lease	Ground Sub-Lease	Total
2013	15,916,000	759,000	16,675,000
2014	16,314,000	759,000	17,073,000
2015	16,722,000	759,000	17,481,000
2016	17,140,000	759,000	17,899,000
2017	17,568,000	759,000	18,327,000
Thereafter	2,892,963,000	2,150,500	2,895,113,500
Totals	2,976,623,000	5,945,500	2,982,568,500

NOTE 8:                      TENANT LEASES

The Company leases space in the Property to tenants under long-term non-cancelable operating leases.

Future minimum annual base rents due from non-cancelable operating leases in each of the five years subsequent to June 30, 2012 and thereafter are as follows:

2013	33,551,774
2014	32,315,015
2015	31,692,595
2016	31,835,140
2017	32,562,878
Thereafter	122,923,637
Total	284,881,039

For the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011, approximately 79% and 80%, respectively of the Company's base rent before amortization of above and below market bases was from one law firm tenant. Law firms accounted for approximately 83% and 86%, of the Property’s total base rent for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011, respectively.

At June 30, 2012 and 2011, the Property was approximately 86% and 89% leased, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 9:                      RELATED-PARTY TRANSACTIONS

On April 20, 2011, Lipstick Management LLC (“LM”), an affiliate of the Company, entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for the Herald Square Management, LLC (“HSP”) fees. HSP is a 49% owner in LM. LM and the Company are affiliated by common ownership. These fees are based on a consulting agreement between LM and HSP which provides a monthly fee of $12,000. The HSP agreement was effective on January 1, 2011 and is for a term of one year, provided, however that the parties mutually agree to extend the agreement for another year at the end of the term. The parties have the right to terminate this agreement at any time upon thirty (30) days written notice served to the other party. The total management consulting fee for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011, included in management fees in the accompanying statement of operations, amounted to $144,000 and $72,000, respectively, of which $72,000 was unpaid at June 30, 2011 and included in due to related parties the accompanying consolidated balance sheet.

On May 3, 2011, the Company entered into an asset management agreement with LM. The Company is charged an asset management fee of 1.0% of Gross Revenues, as defined. Asset management fees incurred to the Manager amounted to $385,123 for the year ended June 30, 2012 and $64,114 for the period November 3, 2010 (inception) to June 30, 2011, of which $32,064 and $64,114 was unpaid at June 30, 2012 and 2011, respectively, and are included in due to related parties in the accompanying balance sheet. Asset management fees are included in management fees in the accompanying consolidated balance sheet.

During 2011, the Company entered into a construction management agreement with LM. Construction management fees expense amounted to $73,705 for the year ended June 30, 2012 and have been included in real estate in the accompanying balance sheet.

Effective August 1, 2011, LM leased retail space from the Company.  The total amount of rental income for the year ended June 30, 2012 amounted to $186,923.

Certain expenses, including legal, accounting and auditing, professional fees, and other miscellaneous expenses are paid by IRSA Inversiones y Representaciones Sociedad Anonima on behalf of the Company which will be reimbursed by the Company.  Such expenses amounted to  $75,844 and $158,214 for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011, respectively.

Balances with related companies are as follows:

Due from related party:	2012	2011 (Unaudited)
Lipstick Management LLC	124,274	-
Due to related parties:
IRSA Inversiones y Representaciones
Sociedad Anonima	238,824	158,214
IRSA International, LLC	39,979	27,040
Lipstick Management LLC	32,064	136,114
Total	310,867	321,368

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 10:                    PROPERTY MANAGEMENT

On December 30, 2010, a property management agreement was entered into between the Member and CB Richard Ellis. The term of the property management agreement will continue on a month-to-month basis. The Company is charged a monthly property management fee of $22,917. The total property management fee for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011, included in management fees in the accompanying statement of operations, amounted to $275,000 and $137,500, respectively, of which $22,917 was unpaid and included in accounts payable and accrued expenses in the accompanying consolidated balance sheet as of June 30, 2012 and 2011.

NOTE 11:                      COMMITMENT

On November 15, 2010, the Company entered into a consent agreement with a former member of Metropolitan. The former member has agreed to consent to the Plan for a consideration of $3.5 million, payable as follows:

a)	$ 1 million, upon the Effective Date which was December 30, 2010,
b)	$ 833,333, six months after the Effective Date,
c)	$ 833,333 twelve months after the Effective Date, and
d)	$ 833,334, eighteen months after the Effective Date.

As of June 30, 2012, the entire amount of the consent fee has been paid, as of June 30, 2011 $1,666,667 was unpaid.

NOTE 12:                      FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of estimated fair values was determined by management using available market information. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments at June 30, 2012 and 2011. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments:

The carrying amounts of prepaid expenses, tenant security deposits, and accounts payable and accrued expenses reported in the Company's consolidated balance sheet approximate fair value due to the short-term nature of these financial instruments.

The carrying amounts of notes payable and accrued interest payable approximate fair value because those financial instruments bear interest at variable rates that approximate current market rates for notes with similar maturities and credit quality.

The fair value of related party receivables and payables cannot readily be determined because there is no market for such instruments; therefore, these financial instruments are reported at cost.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 12:                      FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Disclosure about fair value of financial instruments is based on pertinent information available to management as of June 30, 2012 and 2011.

Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since June 30, 2012 and 2011 current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 13: LITIGATION

The Company is party to certain legal proceedings arising out of the normal conduct of business. While the ultimate results of those proceedings against the Company cannot be predicted with certainty, management believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the company.