Form 20-F
CRESUD INC
filed 2013-10-31
CIK 1034957

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2013

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
Moreno 877 24th Floor
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

The number of outstanding shares of the issuer’s common stock as of June 30, 2013 was 501,562,730

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

☐    Yes                      ☒           No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐                                                        Accelerated filer ☒                                          Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐    Item 17                                ☐           Item 18

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

This annual report contains our audited consolidated financial statements as of June 30, 2013 and 2012 and for the years ended June 30, 2013 and 2012 (our “audited consolidated financial statements”). Our audited consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm (“Price Waterhouse & Co.”), whose report is included herein.

Pursuant to Resolution No. 562/09 of the Comisión Nacional de Valores (CNV), as subsequently amended by Resolution No. 576/10, all listed companies in Argentina with certain exceptions (i.e. financial institutions and insurance entities) were required to present their audited consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Therefore, we have prepared our audited consolidated financial statements under IFRS for the first time for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. All IFRS standards issued by the IASB effective at the time of preparing the audited consolidated financial statements have been applied. In addition, we have applied certain IFRS standards which were not effective as of June 30, 2013 but for which earlier adoption was permitted.

The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011. Prior to the adoption of IFRS, we prepared our audited consolidated financial statements in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”). We also complied with the regulations of the CNV.

The application of IFRS 1 “First Time Adoption of IFRS” required us to adopt accounting policies based on the standards and interpretations effective at the reporting date of our first IFRS financial statements (June 30, 2013). As a result of adopting IFRS, we have changed many of our previous accounting policies. These IFRS accounting policies have been applied consistently in preparing our audited consolidated financial statements, and in the preparation of the opening IFRS statement of financial position at transition date.

In preparing the opening IFRS statement of financial position, we have adjusted amounts reported previously in our audited consolidated financial statements prepared in accordance with Argentine GAAP. An explanation of how the transition from Argentine GAAP to IFRS has affected our financial performance and financial position is set out in the following table.

	July 1, 2011(1)	June 30, 2012(1)
Total shareholders’ equity under Argentine GAAP attributable to Cresud	2,101,681	2,063,281
Revenue recognition – “scheduled rent increases”	51,991	78,479
Revenue recognition – “letting fees”	(35,447)	(44,446)
Biological assets and agriculture produce at the point of harvest	58,727	38,517
Inventories	(6,745)	(5,378)
Trading properties	(29,315)	(18,946)
Pre-operating and organization expenses	(22,771)	(22,767)
Goodwill	770,752	709,368
Non-current investments – financial assets	151,411	138,204
Initial direct costs on operating leases	698	946
Tenant deposits	114	329
Commodity linked debt	97	72
Impairment of financial assets	(2,088)	(519)
Present value accounting – tax credits	14,644	10,931
Investments in associates	(56,224)	(151,873)
Investments in joint ventures	(16,496)	(11,271)
Acquisition of non-controlling interest	-	(22,627)
Disposals of non-controlling interest	-	2,690
Amortization of cost debts	110	384
Warrants cancelation	-	(2,706)
Deferred income tax	(33,917)	(35,550)
Non-controlling interest on adjustment above	(217,523)	(168,255)
Subtotal shareholders’ equity under IFRS attributable to Cresud	2,729,699	2,558,863
Non-controlling interest	2,480,379	2,132,648
Total shareholders’ equity under IFRS	5,210,078	4,691,511

June 30, 2012(1)
Net comprehensive income under Argentine GAAP attributable to Cresud	78,263
Revenue recognition – “scheduled rent increases”	26,488
Revenue recognition – “letting fees”	(8,999)
Biological assets and agriculture produce at the point of harvest	(17,001)
Inventories	1,367
Trading properties	10,369
Pre-operating and organization expenses	4
Goodwill	(60,428)
Non-current investments – financial assets	(13,207)
Initial direct costs on operating leases	248
Tenant deposits	215
Commodity linked debt	(25)
Impairment of financial assets	1,569
Present value accounting – tax credits	(3,713)
Investments in associates	(89,564)
Investments in joint ventures	5,225
Disposals of non-controlling interest	2,690
Amortization of cost debts	274
Currency translation	32,518
Deferred income tax	(2,178)
Non-controlling interest on adjustment above	14,556
Subtotal net comprehensive income under IFRS attributable to Cresud	(21,329)
Non-controlling interest	79,810
Total net comprehensive income under IFRS attributable to Cresud	58,481

June 30, 2012(1)
Other comprehensive income under Argentine GAAP attributable to Cresud	(58,692)
Biological assets and agriculture produce at the point of harvest	(3,209)
Goodwill	(956)
Investments in associates	(6,082)
Currency translation	(32,518)
Deferred income tax	544
Non-controlling interest on adjustment above	18,974
Subtotal other comprehensive income under IFRS attributable to Cresud	(81,939)
Non-controlling interest	(152,879)
Total other comprehensive income under IFRS attributable to Cresud	(234,818)

(1)	In thousands of Pesos.

Note 3 to our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F contains a thorough description of the application of the optional exemptions and mandatory exceptions under IFRS 1 together with the required reconciliations of Argentine GAAP to IFRS and a detailed explanation of the adjustments.

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

Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2013, which was Ps. 5.388 = US$ 1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

PART I

Item 1.                      Identity of directors, Senior Management and Advisers

This item is not applicable.

Item 2.                      Offer statistics and expected timetable

This item is not applicable.

Item 3 .                      Key information

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from our audited consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our audited consolidated financial statements and the discussion in Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report.

The selected consolidated statement of income data for the years ended June 30, 2013 and 2012 and the selected consolidated balance sheet data as of June 30, 2013 and 2012 and as of July 1, 2011 have been derived from our audited consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co.

	IFRS For the fiscal years ended June 30,
	2013(1)	2013	2012
	(in thousands of US$)	(in thousands of Ps.)
Audited Consolidated Statements of Comprehensive Income
Revenues	654,891	3,528,551	2,859,849
Costs	(579,161)	(3,120,522)	(2,464,209)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	164,578	886,744	700,946
Changes in net realizable value of agricultural produce after harvest	2,182	11,756	2,720
Gross Profit	242,490	1,306,529	1,099,306

Gain from disposal of investment properties	33,041	178,026	116,689
Gain from disposal of farmlands	27,762	149,584	45,490
General and administrative expenses	(63,564)	(342,484)	(311,962)
Selling expenses	(51,527)	(277,626)	(200,490)
Management fees	-	-	(8,696)
Other operating results, net	17,137	92,332	(93,381)
Profit from operations	205,339	1,106,361	646,956

Share of profit / (loss) of associates and joint ventures	(1,822)	(9,818)	2,796
Profit from operations before financing and taxation	203,517	1,096,543	649,752

Finance income	40,270	216,976	159,579
Finance cost	(213,340)	(1,149,476)	(760,357)
Other Financial results	4,406	23,739	25,538
Financial results, net	(168,664)	(908,761)	(575,240)
Profit before income tax	34,853	187,782	74,512
Income tax expense	(6,221)	(33,519)	(16,031)
Profit for the period	28,632	154,263	58,481

Attributable to:
Equity holders of the parent	(4,993)	(26,907)	(21,329)
Non-controlling interest	33,625	181,170	79,810
Profit for the period	28,632	154,263	58,481
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	33,576	180,908	(231,288)
Currency translation adjustment from subsidiaries, associates and joint ventures	318	1,715	(3,530)
Other comprehensive income / (Loss) for the period (i)	33,894	182,623	(234,818)
Total comprehensive income / (Loss) for the period	62,526	336,886	(176,337)

Attributable to:
Equity holders of the parent	12,185	65,647	(103,268)
Non-controlling interest	50,341	271,239	(73,069)

Audited Consolidated Statements of Cash Flows

Net cash generated from operating activities	120,364	648,519	668,411
Net cash used in investing activities	(17,263)	(93,012)	(353,920)
Net cash used in financing activities	(3,185)	(17,160)	(478,941)

	IFRS
	June 30,			July 1,
	2013	2013	2012	2011
	(in thousands of US$)	(in thousands of Ps.)
Audited Consolidated Statements of Financial Position
ASSETS
Non-Current Assets
Investment properties	775,780	4,179,901	3,463,941	3,553,647
Property, plant and equipment	341,769	1,841,454	1,872,920	1,976,970
Trading properties	33,881	182,553	170,472	158,019
Intangible assets	23,258	125,312	75,077	80,457
Biological assets	56,260	303,128	278,208	325,864
Investments in associates and joint ventures	275,958	1,486,862	1,500,560	1,438,855
Deferred income tax assets	33,264	179,228	80,674	23,914
Income tax receivables	36,910	198,871	156,892	123,854
Restricted assets	10,139	54,631	-	-
Trade and other receivables	54,089	291,430	297,169	236,787
Investment in financial assets	47,094	253,742	626,683	426,152
Derivative financial instruments	4,710	25,377	18,434	60,442
Total Non-Current Assets	1,693,112	9,122,489	8,541,030	8,404,961

Current Assets
Trading properties	2,169	11,689	10,529	28,443
Biological assets	18,108	97,564	85,251	107,239
Inventories	46,840	252,376	253,447	371,268
Restricted assets	190	1,022	-	-
Income tax receivables	887	4,779	28,762	76,116
Trade and other receivables	268,391	1,446,091	859,302	679,426
Investment in financial assets	71,564	385,585	72,069	62,465
Derivative financial instruments	7,710	41,544	2,578	18,966
Cash and cash equivalents	194,429	1,047,586	471,922	694,552
Total Current Assets	610,288	3,288,236	1,783,860	2,038,475

TOTAL ASSETS	2,303,400	12,410,725	10,324,890	10,443,436

SHAREHOLDERS' EQUITY

Capital and Reserves Attributable to Equity Holders of the Parent
Share capital	92,161	496,562	496,562	496,562
Treasury stock	928	5,001	5,001	5,001
Inflation adjustment of share capital and treasury stock	12,143	65,425	166,218	166,218
Share premium	143,482	773,079	773,079	773,079
Share warrants	19,722	106,264	106,263	106,263
Cumulative translation adjustment	424	2,284	(81,939)	-
Changes in non-controlling interest	(4,082)	(21,996)	(6,889)	-
Equity-settled compensation	1,549	8,345	1,833	1,012
Legal reserve	8,692	46,835	42,922	32,293
Reserve for new projects	62,558	337,065	389,202	320,064
Special reserve	129,107	695,628	-	-
Retained earnings	(4,922)	(26,522)	666,611	829,207
Equity Attributable to Equity Holders of the Parent	461,762	2,487,970	2,558,863	2,729,699
Non-controlling interest	414,086	2,231,096	2,132,648	2,480,379
TOTAL SHAREHOLDERS' EQUITY	875,848	4,719,066	4,691,511	5,210,078

LIABILITIES
Non-Current Liabilities
Trade and other payables	42,366	228,267	168,860	155,726
Borrowings	777,635	4,189,896	2,770,087	2,056,244
Deferred income tax liabilities	98,416	530,263	630,011	769,941
Derivative financial instruments	515	2,773	22,859	-
Payroll and social security liabilities	739	3,984	783	635
Provisions	13,294	71,626	22,553	14,939
Total Non-Current Liabilities	932,965	5,026,809	3,615,153	2,997,485

Current Liabilities
Trade and other payables	169,209	911,700	596,542	588,311
Income tax liabilities	14,852	80,024	108,190	72,606
Payroll and social security liabilities	22,427	120,835	103,919	81,085
Borrowings	283,480	1,527,390	1,187,082	1,479,803
Derivative financial instruments	1,613	8,691	18,558	8,353
Provisions	3,009	16,210	3,935	5,715
Total Current Liabilities	494,590	2,664,850	2,018,226	2,235,873

TOTAL LIABILITIES	1,427,555	7,691,659	5,633,379	5,233,358

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,303,403	12,410,725	10,324,890	10,443,436

	IFRS
	For the fiscal years ended June 30,
	2013	2013	2012
OTHER FINANCIAL DATA	(In U$S, except for percentages, ratios and number of shares)	(In Ps, except for percentages, ratios, number of shares, per share and per ADS data)
Basic net income per share (2)	(0.05)	(0.05)	(0.04)
Diluted net income per share (3)	(0.05)	(0.05)	(0.04)
Basic net income per ADS (2)(4)	(0.54)	(0.54)	(0.43)
Diluted net income per ADS (3)(4)	(0.54)	(0.54)	(0.43)
Capital stock	93,089	501,563	501,563
Number of common shares	501,562,730	501,562,730	501,562,534
Weighted – average number of common shares outstanding	496,561,931	496,561,931	496,561,780
Diluted weighted – average number of common shares (5)	558,917,099	558,917,099	558,916,948
Dividends paid (6)	-	-	120
Dividends per share	-	-	0.242
Dividends per ADS (4)	-	-	2.42
Depreciation and amortization	51,919	279,738	233,137
Gross margin (7)	29.6%	29.6%	30.9%
Operating margin (8)	25.1%	25.1%	18.2%
Net margin (9)	3.5%	3.5%	1.6%
Ratio of current assets to current liabilities (10)	1.23	1.23	0.88
Ratio of shareholders’ equity to total liabilities (11)	0.61	0.61	0.83
Ratio of non-current assets to total assets (12)	0.74	0.74	0.83
Ratio of “Return on Equity” – ROE (13)	0.03	0.03	0.01

(1)
Solely for the convenience of the reader, we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2013 which was Ps.5.388 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

(2)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period.
(3)
Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes and exercise of outstanding options. Due to the loss for the year 2013 and 2012, there is no diluted effect on this result.

(4)	Determined by multiplying per share amounts by ten (one ADS equals ten common shares).
(5)	Assuming exercise of all outstanding warrants to purchase our common shares.
(6)	The shareholders’ meeting held in October 2012 approved the distribution of a cash dividend for an amount of Ps.120 million for the fiscal year ended June 30, 2012.
(7)	Gross profit divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(8)	Operating income divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(9)	Net income divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(10)	Current assets over current liabilities.
(11)	Shareholders’ equity over total liabilities.
(12)	Non-current assets over total assets.
(13)	Profitability refers to Income for the year divided by average Shareholders’ equity.

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate which statutorily obligated the Central Bank to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted Law No. 25.561 (the “Public Emergency Law”), abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to depreciate significantly in the first half of 2002. As of October 24, 2013 the exchange rate was Ps. 5.8700= US$1.00 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. During 2010, 2011, 2012 and the first semester of 2013, the Central Bank of Argentina indirectly affected the exchange rate market, through active participation with the purpose of isolating external effects and maintaining a stable parity.

The following table presents the high, low, average and period closing exchange rate for the average ask / bid of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing(4)
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
Fiscal year ended June 30, 2011	4.0900	3.9110	3.9810	4.0900
Fiscal year ended June 30, 2012	4.5070	4.0900	4.2808	4.5070
Fiscal year ended June 30, 2013	5.3680	4.5050	4.8914	5.3680
July, 2013	5.4850	5.3700	5.4218	5.4850
August, 2013	5.6520	5.4910	5.5625	5.6520
September, 2013	5.7730	5.6660	5.7173	5.7730
As of October 24, 2013	5.8500	5.7800	5.8152	5.8500

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year.
(3)	Average exchange rate for the fiscal year, month or partial period described in the table above.
(4)	Average of the selling rate and buying rate.

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

Risks Related to Argentina

Argentina’s growth may not be sustainable.

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

In 2012, the Argentine GDP increased 2.1%, according to data published by the National Institute of Statistics (“Instituto Nacional de Estadísticas y Censos” or the “INDEC”). For the six months ended June 30, 2013, GDP increased 7.3% relative to the same period the prior year, according to data published by the INDEC. As of June 30, 2013, the Monthly Economic Activity Estimator (“Estimador Mensual de Actividad Económica” or the “EMAE”) increased 5.7%, relative to the same period the prior year, according to data published by the INDEC.

The economic and financial slowdown in certain European countries, the United States, and certain other important commercial partners of Argentina, may imply a decline in the international demand for Argentine products, which could have a material adverse effect on our financial condition and the results of operations. Moreover, the country’s relative stability since 2002 has been affected by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso since January 2002 has created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. In the fiscal years 2009, 2010, 2011, 2012 and 2013, inflation according to the INDEC was 8.5%, 11.0%, 9.7%, 9.9% and 10.5% respectively, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed upon with private companies. The uncertainty surrounding future inflation may impact the country’s growth.

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

Additionally, high inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coefciente de Estabilización de Referencia, (“CER Index”, per its aconym in spanish), a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country`s financial obligation.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the policy of the Argentine government intended to curb the increase of inflation and consequently reduce payments on the outstanding inflation-linked bonds issued by Argentina. At the time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, the International Monetary Fund (“IMF”) requested to clarify its inflation rates several times.

In June 2008, the INDEC published a new consumer price index which eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for several items as fruits, vegetables and clothing, which have seasonal cost variations. The INDEC has indicated that it based its evaluation of spending habits on a national household consumption survey from 2004 to 2005, in addition to other sources.

The aforementioned 2008 consumer price index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have negatively affected the credibility of the consumer price index published by the INDEC, as well as other indexes published by the INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product index. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports.

In December 2010, the Argentine government agreed to meet with an official IMF team which arrived in Argentina to assist the INDEC with the development of a new national price index. In April 2011, the IMF team completed the second technical mission to assist on the design and methodology of a new national price index. As of the date of this annual report, the Argentine government has informed to the IMF that a new nationwide consumer price index will be applied in the foreseeable future, furthermore the Argentine government has stated that the new figures from the new consumer price may be differ with the consumer price now emplaced; in that sense all Argentine provinces have already signed an agreement to enter into the aforementioned new consumer price index, which will be submitted to the IMF during November 2013.

Any required correction or restatement of the INDEC indexes could result in a significant decrease in the confidence in Argentina´s economy, which could, in turn, have a material adverse effect on our ability to access to the international capital markets to finance our operations and growth, which, in turn, adversely aeffect our results of operations and financial conditions and cause the market value of our ADSs to decline.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. As a result of the restructuring the Argentine government announced that it had approximately US$ 129.2 billion in total gross public debt as of December 31, 2005. Certain bondholders that did not participate in that restructuring, mainly from the United States, Italy and Germany, filed legal actions against Argentina to collect on the defaulted bonds. Many of these proceedings are still pending as of this date and holdout creditors may initiate new suits in the future.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Central Bank in an amount equal to approximately US$ 6.5 billion. However, as of the date of this Annual Report, the National Government has not yet cancelled such debt. If no agreement with the Paris Club creditor nations is reached, financing from multilateral credit institutions may be limited or not available.

In addition, foreign shareholders of several Argentine companies have filed claims before the International Center for the Settlement of Investment Disputes (“ICSID”) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, the ICSID tribunals have issued several awards against Argentina. Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently final. This decisions required the Argentine government to pay US$ 133.2 million, US$ 165.2 million and US$ 105 million, respectively. During the month of October 2013, the Argentinean Government has announced that has arrived to an agreement to settle the aforementioned claims against Argentina, in a settlement agreement which establishes a 25% nominal haircut, and the investment in newly sovereign bonds of Argentina to be issued, among other conditions.

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

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness. Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has taken any significant steps towards adopting such legislation, we can make no assurance that the enactment of a new legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

Furthermore, in April 2010, a Court of New York granted an attachment over reserves of the Argentine Central Bank in the United States requested by creditors of Argentina on the theory that the Central Bank was its alter ego.  On July 2011, an appeals court reversed that ruling, stating that the assets of the Central Bank were protected by law.  Plaintiffs have petitioned the United States Supreme Court to review the appeals court decision and, as of the date of this annual report, the United States Supreme Court has turned down a petition by Argentina to reconsider a lower-court order requiring it to pay creditors upwards of $1.4 billion. In August, 2013 the U.S. 2nd Circuit Court of Appeals in New York ruled against Argentina in a separate issue in the same dispute. At the time, however, it put a stay on any action until the Supreme Court decided whether to hear the nation’s previously submitted petition; meanwhile, Argentina has appealed the August circuit-court ruling, and if that is rejected, the country could file a separate request to the Supreme Court.

As a result of Argentina’s default and the events that have followed it, the Argentine government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations.  Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial condition.

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

Certain measures that may be taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In November 2008, the Argentine Government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”) (See “The nationalization of Argentina’s pension funds has materially and adversely affected local capital markets”). More recently, the Argentine Government, has promoted a model of increase state participation in the economy through welfare programs, exchange and price control and the promotion of state owned companies. We cannot assure you that these or other measures that may be adopted by the Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, among others, will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, the employees and labor organizations have begun again demanding significant wage increases. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

The nationalization of Argentina’s pension funds has materially and adversely affected local capital markets.

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred approximately Ps.94.4 billion (US$29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (“AFJPs” per its Spanish acronym) to the social security agency (“ANSES”) managed by the National State.

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

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained. For more information, please see Item 10 “Additional Information D. Exchange Controls”.

Rural Land Law

On December 22, 2011, the Argentinean Congress passed a new law in order to protect the ownership and sovereignty of certain rural areas of Argentina (the  “Rural Land Law”). The Rural Land Law sets limits to the domain of rural land by foreign individuals or legal entities ("Foreign Persons"), setting a maximum allowable percentage of ownership for foreigners of 20% in the rural areas of Argentina. Additionally, only 30% of the aforementioned 20% may be held by Foreign Persons of the same nationality, and from the date of enactment of the Rural Land Act on, any foreign person may only own more than 1,000 hectares throughout Argentine territory. The Rural Land Law states that it will not affect any rights previously acquired by Foreign Persons.

For the purposes of the Rural Land Law, the definition of Foreign Person includes Argentine companies in which a percentage higher than 51% of the outstanding capital stock is owned by foreign individuals or legal entities, or lower rates if the entity meets the proportions necessary to form the social will. The following also fall within the definition of Foreign Person (among others): (a) entities controlled by a percentage greater than 25% by a foreign company, or regardless of participation when such company holds enough votes to form the social will of that company; (b) companies that issued convertible notes, where a Foreign Person may exert over 25% of the voting power necessary to form the social will; (c) transfers for trusts whose beneficiaries are Foreign Persons in a percentage higher than 25%, (d) joint ventures, holding companies and any other legal persons present or in the future, and (e) foreign legal persons under public law.

On February 29, 2012, Executive Branch Decree No. 274/12 was published regulating the Rural Land Law. The Decree established a deadline of 60 days to the provinces to report the total area of their departments, municipalities or political divisions equivalent discriminating rural and urban land and rural properties owned by foreign individuals or legal entities. Additionally, provinces should report the complete list of foreign companies registered at their jurisdiction. The decree also provides that foreign holders must report their holdings within 180 days from the date of enactment of regulations in the National Register of Rural Land.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. If similar restrictions are enacted by the Argentine government or the Central Bank in the future, it could have an adverse effect on our business. Even though, there is no legal restriction currently in effect in connection with the payment of dividends abroad, there has been some delays to access to the “Mercado Único y Libre de Cambios” in order to purchase foreign currency under this concept.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control. We cannot assure you that property values will increase. Many of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business.

The stability of the Argentine banking system is uncertain.

During 2001 and the first half of 2002, a significant amount of deposits were withdrawn from Argentine financial institutions largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain Peso-U.S. dollar parity in the context of its solvency crisis.

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

The Argentine economy could be adversely affected by economic developments in other global markets

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy economy remains vulnerable to external shocks, including those related or similar to the global economic crisis that began in 2008 and the recent uncertainties surrounding European sovereign debt. For example, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, Ireland, Italy, Portugal and Spain, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. Should measures taken by the European Union be insufficient to restore confidence and stability to the financial markets, any recovery of the global economy, including the U.S. and European Union economies, could be hindered or reversed, which could negatively affect the Argentine economy, and in turn our business and results of operations.

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil and/or countries that have influence over world economic cycles, such as the United States and China; if developing countries, such as Brazil and China, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

The impact of the aforementioned situations on Argentina could imply in a reduction in the exports and foreign direct investment, and a decline in the national tax revenues and the inability to access to the international capital markets, which could adversely affect our business and results of our operations.

If prices for Argentina’s main commodity exports decline, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. High commodity prices have contributed significantly to government revenues from taxes on exports. Fluctuations in prices for commodities exported by Argentina and a significant increase in the value of the Peso (in real terms) may reduce Argentina’s competitiveness and significantly affect the country’s exports. A decrease in exports could affect Argentina’s economy, have a material adverse effect on public finances due to a loss of tax revenues cause an imbalance in the country’s exchange market which, in turn, could lead to increased volatility with respect to the exchange rate. In addition, and more importantly in the short term, a significant appreciation of the Peso could materially reduce the Argentine government’s revenues in real terms and affect its ability to make payments on its debt obligations, as these revenues are heavily derived from export taxes (withholdings). This could worsen the financial condition of the Argentine public sector, which could adversely affect the Argentine economy, as well as our financial condition and operating results.

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

Our business is dependent to a large extent on the economic conditions in Brazil. As of June 30, 2011 we consolidated our financial statements with our subsidiary Brasilagro-Companhia Brasileira de Propiedades Agricolas (“Brasilagro”).

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

Brazil has experienced high and generally unpredictable rates of inflation in the past. Inflation itself, as well as governmental policies to combat inflation, has had significant negative effects on the Brazilian economy in general. Inflation, government efforts to control inflation and public speculation about future governmental actions have had, and can be expected to continue to have, significant impact on the Brazilian economy and on our operations in Brazil. As measured by the Brazilian Índice Nacional de Preços ao Consumidor (National Consumer Price Index), or INPC, inflation in Brazil was 6.5%, 4.1%, 6.5%, 6,1% and 6.2% in 2008, 2009, 2010, 2011 and 2012, respectively. For the six month period ended June 30, 2013 the inflation in Brazil was 3.3%. We cannot assure you that levels of inflation in Brazil will not increase in future years having a material adverse effect on our business, on the financial condition or, the results of operations. Inflationary pressures may lead to government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of Brasilagro.

The Brazilian real is subject to depreciation and exchange rate volatility which could adversely affect our financial condition and results of operations.

Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the exchange rate between the real and the U.S. dollar. As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. During 2008, 2009, 2010, 2011 and 2012 the real appreciated (30.1%), 24.9% , 4.6%, (13.3%) and (9.63%), respectively, against the U.S. dollar. In the six months ended June 30, 2013, the real depreciated 9.09% against the U.S. dollar. There can be no assurance that the rate of exchange between the real and the U.S. dollar will not fluctuate significantly in the future. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

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

In the past year, the world’s economy experienced the effects of the crisis that unfolded in mid-2008 as a result of the disruption of the United States’ subprime mortgage market. Though there has been some recovery, an interruption of such recovery may have an impact on the economic conditions difficult to predict. Triggering a less favorable or an unfavorable international environment for the countries where we operate or intend to operate, forcing domestic policy adjustments, which could cause adverse economic conditions and adversely affect our business.

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in emerging markets.

In addition to Argentina and Brazil, we conduct or intend to conduct our operations in other Latin-American countries. Economic and political developments in the countries in which we operate, including future economic changes or crises (such as inflation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls could adversely affect our business, financial condition and results of operations.

Although economic conditions in one country may differ significantly from another country, we cannot assure that events in one country alone will not adversely affect our business or the market value of, or market for, our common shares and/or our ADSs .

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

Inflation and certain government measures to curb inflation may have adverse effects on the economies of the countries where we operate or intend to operate our business and our operations.

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

Our land may be subject to expropriation by the governments of the countries where we operate and intend to operate. An expropriation could materially impair the normal use of our lands or have a material adverse effect on our results of operations. In addition, social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra in Brazil, are active in certain of the countries where we operate or intend to operate. Such movements advocate land reform and mandatory property redistribution by governments. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including some of those in which we are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot give you any assurance that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on us or the value of our common shares and/or our ADSs.

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

The occurrence of severe adverse weather conditions, especially droughts, hail, or floods, is unpredictable and may have a potentially devastating impact upon our crop production and, to a lesser extent, our beef cattle and wool production. The occurrence of severe adverse weather conditions may reduce yields on our farmlands or require us to increase our level of investment to maintain yields.

 According to the United States Department of Agriculture (“USDA”) estimates, Argentina’s crops output (wheat, corn and soybean) for the 2013/2014 season are expected to be slightly better than in the previous cycle. They forecast not only an increase in the sown area in the case of soybean and wheat (corn shows a slightly fall due to higher costs), but a general increase in the expected yields in comparison with the previous campaign. The estimated production of soybean is supposed to reach 53.5 million tons, the wheat production 12 million tons and the corn production 27 million tons.

However, we cannot assure you that the present and future severe adverse weather conditions will not adversely affect our operating results and financial condition.

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

Our beef cattle are subject to diseases.

Diseases among our beef cattle herds, such as tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on milk production and fattening, rendering cows unable to produce milk or meat for human consumption. Outbreaks of beef cattle diseases may also result in the closure of certain important markets, such as the United States, to our beef cattle products. Although we abide by national veterinary health guidelines, which include laboratory analyses and vaccination, to control diseases among the herds, especially foot-and-mouth disease, we cannot assure that future outbreaks of beef cattle diseases will not occur. A future outbreak of diseases among our beef cattle herds may adversely affect our beef cattle and milk sales which could adversely affect our operating results and financial condition.

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

The international credit crisis had a significant negative impact on businesses around the world. Although we believe that available borrowing capacity under the current conditions and proceeds resulting from potential farmland sales will provide us with sufficient liquidity through the current economic environment, the impact of the crisis on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

Though our beef cattle sales are diversified, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales. In the fiscal year 2013, we sold our products to approximately 400 customers. Sales of agricultural products to our ten largest customers represented approximately 77% of our net sales for the fiscal year ended June 30, 2013. Our biggest three customers are Bunge Alimentos S.A., Green Ethanol and Molinos Río de la Plata S.A., represented, in the aggregate, approximately 41% of our net sales in agricultural products, while the remaining seven customers in the aggregate represented approximately 59% of our net sales in the fiscal year 2013.

In addition, we currently sell our entire raw milk production to one customer in Argentina, Mastellone Hnos. S.A. For the year ended June 30, 2013, these sales represented approximately 3.4% of our agricultural business revenues. There can be no assurance that this customer will continue to purchase our entire raw milk production or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future.

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

Our agricultural business is highly seasonal in nature. The harvest and sale of crops (corn, soybean and sunflower) generally occurs from February to June. Wheat is harvested from December to January. Our operations and sales are affected by the growing cycle of the crops we process and by decreases during the summer in the price of the beef cattle we fatten. As a result, our results of operations have varied significantly from period to period, and are likely to continue to vary, due to seasonal factors.

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

As of June 30, 2013, Mr. Eduardo S. Elsztain, was the beneficial owner of 39.30% (on a fully diluted basis) of our common shares. As a result of his significant influence over us, Mr. Elsztain, by virtue of his position in IFISA, has been able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and our payment of dividends by us.

The interests of our principal shareholder and management may differ from, and could conflict with, those of our other shareholders. Pursuant to a consulting agreement we pay a management fee equal to 10% of our annual net income to Consultores Asset Management S.A., formerly known as Dolphin Fund Management S.A. (“Consultores Asset Management”), a company whose capital stock is 85% owned by Eduardo Elsztain and 15% owned by Saúl Zang, the first vice-chairman of our board of directors. This performance based fee could be viewed as an incentive for Consultores Asset Management to favor riskier or more speculative investments than would otherwise be the case. In addition, as of June 30, 2013 Mr. Elsztain was the beneficial owner, due to his indirect shareholding through us of 66.1% of the common shares of IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA"), an Argentine company that currently owns approximately 95.7% of the common shares of its subsidiary Alto Palermo Sociedad Anónima (APSA) (“Alto Palermo” or “APSA”) whose chief executive officer is Mr. Alejandro G. Elsztain, Mr. Eduardo Elsztain’s brother and our chief executive officer. We cannot assure you that our principal shareholders will not cause us to forego business opportunities that their affiliates may pursue or to pursue other opportunities that may not be in our interest, all of which may adversely affect our business, results of operations and financial condition and the value of our common shares and the ADSs.

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

We consolidated our financial statements with our subsidiary Brasilagro. Brasilagro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. Brasilagro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). Brasilagro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. Brasilagro’s business strategy may not be successful, and if not successful, Brasilagro may be unable to successfully modify its strategy. Brasilagro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in Brasilagro, this would likely materially and adversely affect our business. As of June 30, 2013, we owned 39.64% of the outstanding common shares of Brasilagro.

We may be subject to extensive environmental regulation.

Our activities are subject to a wide set of federal, state and local laws and regulations relating to the protection of the environment, which impose various environmental obligations. Obligations include compulsory maintenance of certain preserved areas in our properties, management of pesticides and associated hazardous waste and the acquisition of permits for water use. Our proposed business is likely to involve the handling and use of hazardous materials that may cause the emission of certain regulated substances. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to criminal and administrative penalties, in addition to the obligation to remedy the adverse effects of our operations on the environment and to indemnify third parties for damages, including the payment of penalties for non-compliance with these laws and regulations. Since environmental laws and their enforcement are becoming more stringent in Argentina, our capital expenditures and expenses for environmental compliance may substantially increase in the future. In addition, due to the possibility of future regulatory or other developments, the amount and timing of environmental-related capital expenditures and expenses may vary substantially from those currently anticipated. The cost of compliance with environmental regulation may result in reductions of other strategic investments which may consequently decrease our profits. Any material unforeseen environmental costs may have a material adverse effect on our business, results of operations, financial condition or prospects.

As of June 30, 2013, we owned land reserves extending over more than 357,505 hectares that were purchased at very attractive prices. In addition, we have a concession over 112,747 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

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

In recent years we made a significant minority investment in the capital stock of IRSA, an Argentine company engaged in a range of real estate activities. As of June 30, 2013, we owned approximately 65.45% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The United States capital markets have historically been an important source of funding for us, and our future financing ability may be adversely affected by a lack of access to the United States capital markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

We currently have and in the past have had certain investments in Argentine government debt, corporate debt, and equity securities. In particular, we hold a significant interest in IRSA, an Argentine company that has suffered material losses, particularly during the fiscal years 2001 and 2002. Although our holding of these investments, excluding IRSA, tends to be short term, investments in such securities involve certain risks, including:

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

• •
general changes in IRSA’s tenants’ demand for rental properties outside of the city of Buenos Aires; and
IRSA may incur capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.

In addition, IRSA may face contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31 and 32 under Law No. 20,744), which provide for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services, and sign indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in recent years, several court rulings have denied the existence of independence in those labor relationships and declared joint and several liabilities for both companies.

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

IRSA’s real estate and construction activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to the scarcity of properties in sought-after locations and the increasing number of local and international competitors.

Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with it in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of IRSA’s competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, its business could be materially and adversely affected. If IRSA is not able to respond to such pressures as promptly as its competitors, or the level of competition increases, its financial condition and results of its operations could be adversely affected.

In addition, many of IRSA’s shopping centers are located in close proximity to other shopping centers, numerous retail stores and residential properties. The number of comparable properties located in the vicinity of its property could have a material adverse effect on its ability to lease retail space at its shopping centers or sell units in its residential complexes and on the rent price or the sale price that IRSA is able to charge. IRSA cannot assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. As additional companies become active in the Argentine shopping center market, such increased competition could have a material adverse effect on IRSA’s results of operations.

IRSA faces risks associated with property acquisitions.

IRSA has in the past acquired, and intends to acquire, properties, including large properties (such as the acquisition of Edificio República, Abasto de Buenos Aires, or Alto Palermo Shopping) that would increase its size and potentially alter its capital structure. The success of their past and future acquisitions is subject to a number of uncertainties, including the risk that:

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

Any of these actions could result in the termination of the tenants’ leases and the loss of rental income attributable to the terminated leases. In addition, IRSA cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt and other financial obligations.

Demand for IRSA’s premium properties which target the high-income demographic may be insufficient.

IRSA has focused on development projects intended to cater to affluent individuals and has entered into property swap agreements pursuant to which IRSA contributes its undeveloped properties to ventures with developers who will deliver to its units in premium locations. At the time the developers return these properties to it, demand for premium residential units could be significantly lower. In such case, IRSA would be unable to sell these residential units at the estimated prices or in the time frame it estimated, which could have a material adverse effect on its financial condition and results of operations.

It may be difficult to buy and sell real estate quickly and transfer restrictions apply to some of IRSA’s properties.

Real estate investments are relatively illiquid and this tends to limit its ability to vary its portfolio promptly in response to changes in the economy or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from a certain investment. If income from a property declines while the related expenses do not decline, IRSA’s business would be adversely affected. Some of its properties are mortgaged to secure payment of its indebtedness, and if IRSA is unable to meet its mortgage payments, it could lose money as a result of foreclosure on such mortgages and even lose such property. In addition, if it becomes necessary or desirable for it to dispose of one or more of the mortgaged properties, IRSA might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect its business. In the type of transactions of this kind, IRSA may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

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

IRSA had, and expects to continue to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2013, IRSA’s consolidated financial debt was Ps. 3,695 million (including short-term and long-term debt, accrued interest and deferred financing costs).

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

IRSA must maintain liquidity to fund its working capital, service its outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, IRSA could be forced to curtail its operations or may not be able to pursue new business opportunities.

The capital and credit markets have been experiencing extreme volatility and disruption during the last credit crisis. If IRSA´s current resources do not satisfy IRSA´s liquidity requirements, IRSA may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and IRSA´s credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of IRSA or the industry generally. IRSA may not be able to successfully obtain any necessary additional financing on favorable terms.

The recurrence of a credit crisis could have a negative impact on IRSA´s major customers, which in turn could materially adversely affect IRSA´s results of operations and liquidity.

In recent years, the credit crisis had a significant negative impact on businesses around the world. The impact of a crisis on IRSA´s major tenants cannot be predicted and may be quite severe. A disruption on the ability of IRSA´s significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations which could have a material adverse effect on IRSA´s results of operations and liquidity.

Adverse incidents that occur in IRSA´s shopping centers may result in damage to IRSA´s image and a decrease in IRSA´s customers.

Given that shopping centers are open to the public, with ample circulation of people, accidents, theft, robbery and other incidents may occur in IRSA´s facilities, regardless of the preventative measures which may be adopted. In the event such an incident or series of incidents occurs, shopping center customers and visitors may choose to visit other shopping venues that they believe are safer and less violent, which may cause a reduction in the sales volume and operating income of IRSA´s shopping centers.

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

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect if IRSA´s tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of IRSA´s shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave IRSA´s shopping centers. If an international financial crisis has a substantial impact on economic activity in Argentina, it will likely have a material adverse effect on the revenues from the shopping center activity.

The loss of significant tenants could adversely affect both the operating revenues and value of IRSA´s shopping center and other rental properties.

If some of IRSA´s most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if IRSA simply failed to retain their patronage, IRSA´s business could be adversely affected. IRSA´s shopping centers and, to a lesser extent,

IRSA´s office buildings are typically anchored by significant tenants, such as well-known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at IRSA´s shopping centers or office buildings could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on IRSA´s financial condition and results of operations. The closing of one or more significant tenants may induce other major tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of one or more significant tenants, if IRSA is not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

IRSA´s future acquisitions may be unprofitable.

IRSA intends to acquire additional shopping center properties to the extent that they will be acquired on advantageous terms and meet IRSA´s investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	IRSA estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

•
properties that IRSA acquires may fail to achieve within the time frames IRSA projects the occupancy or rental rates IRSA projects at the time IRSA makes the decision to acquire, which may result in the properties’ failure to achieve the returns IRSA projected;

•
IRSA´s pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase IRSA´s total acquisition costs; and

•
IRSA´s investigation of a property or building prior to its acquisition, and any representations that IRSA may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase IRSA´s acquisition cost.

If IRSA acquires a business, IRSA will be required to integrate the operations, personnel and accounting and information systems of the acquired business. In addition, acquisitions of or investments in companies may cause disruptions in IRSA´s operations and divert management’s attention away from day-to-day operations, which could impair IRSA´s relationships with its current tenants and employees.

IRSA´s ability to grow will be limited if they cannot obtain additional capital.

IRSA´s growth strategy is focused on the redevelopment of properties IRSA already owns and the acquisition and development of additional properties. As a result, IRSA is likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms. IRSA cannot guarantee that additional financing, refinancing or other capital will be available in the amounts IRSA desires or favorable terms. IRSA´s access to debt or equity capital markets depends on a number of factors, including the market’s perception of IRSA´s growth potential, IRSA´s ability to pay dividends, its financial condition, its credit rating and its current and potential future earnings. Depending on the outcome of these factors, IRSA could experience delay or difficulty in implementing its growth strategy on satisfactory terms, or be unable to implement this strategy.

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus, (the “Swine Flu”), have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect IRSA´s results of operations.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments´ enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. IRSA cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect IRSA´s businesses.

IRSA is subject to risks inherent to the operation of office buildings that may affect IRSA´s profitability.

Office buildings are subject to various factors that affect their development, administration and profitability. IRSA´s profitability of its office buildings may be affected by:

•	a decrease in demand for office space;

•	a deterioration in the financial condition of IRSA´s tenants, which may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

•	difficulties or delays renewing leases or re-leasing space;

•	decreases in rents as a result of oversupply, particularly of newer buildings;

•	competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from IRSA´s tenants; and

•	maintenance, repair and renovation costs incurred to maintain the competitiveness of IRSA´s office buildings.

IRSA are subject to risks affecting the hotel industry.

The full-service segment of the lodging industry in which IRSA´s hotels operate is highly competitive. The operational success of its hotels is highly dependent on its ability to compete in areas such as access, location, quality of accommodations, rates, quality food and beverage facilities and other services and amenities. IRSA´s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels to increase their attractiveness.

In addition, the profitability of IRSA´s hotels depends on:

•	IRSA´s ability to form successful relationships with international and local operators to run its hotels;

•
changes in tourism and travel patterns, including seasonal changes and changes due to pandemic outbreaks, such as the Swine Flu virus or weather phenomenon or other natural events, such as the eruption of the Puyehué volcano in June 2011;

•	affluence of tourists, which can be affected by a slowdown in global economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

An uninsured loss or a loss that exceeds the policies on IRSA´s properties could subject to lost capital or revenue on those properties.

Under the terms and conditions of the leases currently in force on IRSA´s properties, tenants are required to indemnify and hold harmless from liabilities resulting from injury to persons, or property, on or off the premises, due to activities conducted on the properties, except for claims arising from IRSA´s negligence or intentional misconduct or that of its agents.

Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. In addition, IRSA cannot assure the holders that the tenants will properly maintain their insurance policies or have the ability to pay the deductibles.

Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of IRSA´s invested capital, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on its operating results and financial condition.

IRSA´s business is subject to extensive regulation and additional regulations may be imposed in the future.

IRSA´s activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection and other requirements, all of which affect its ability to acquire land, buildings and shopping centers, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. IRSA is required to obtain licenses and authorizations with different governmental authorities in order to carry out IRSA´s projects. Maintaining IRSA´s licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, IRSA may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or construe existing laws and regulations in a more restrictive manner, which may force IRSA to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays in obtaining or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any delays or failures to obtain government approvals may have an adverse effect on IRSA´s business.

In the past, the Argentine government imposed strict and burdensome regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit. Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent. Most of IRSA´s leases provide that the tenants pay all costs and taxes related to their respective leased areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting IRSA´s rental income. IRSA cannot assure you that the Argentine government will not impose similar or other regulations in the future. Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of properties in Argentina could negatively affect the Argentine real estate market and the rental market and materially and adversely affect IRSA´s operations and profitability.

Argentine Lease Law No. 23,091 imposes restrictions that limit IRSA´s flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•
lease agreements may not contain inflation adjustment clauses based on consumer price indexes or wholesale price indexes. Although many of IRSA´s lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation these provisions may not be enforceable and therefore it may be impossible for IRSA to adjust the amounts owed to IRSA under its lease agreements;

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

As a result of the foregoing, IRSA is exposed to the risk of increases of inflation under its leases and the exercise of rescission rights by IRSA´s tenants could materially and adversely affect its business, therefore IRSA cannot assure you that its tenants will not exercise such rights, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date the suit is filed to the time of actual eviction.

IRSA usually attempts to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on IRSA´s financial condition and results of operation.

IRSA is subject to great competitive pressure.

IRSA´s principal properties are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of IRSA´s properties. The number of competing properties in a particular area could have a material adverse effect on IRSA´s ability to lease retail space at its shopping centers or sell units in its residential complexes and on the amount of rent or the sale price that IRSA is able to charge. To date, there have been relatively few companies competing with IRSA´s for shopping center properties. However, if additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on IRSA´s results of operations.

IRSA´s assets are concentrated in the Buenos Aires area.

IRSA´s principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of its revenues are derived from such properties. For IRSA´s fiscal years ended June 30, 2012 and 2013, approximately 81% and 83% of IRSA´s consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires, IRSA expects continued dependence to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on IRSA´s financial condition and results of operations.

IRSA faces risks associated with the expansion to other Latin American markets.

From 1994 to 2002, IRSA had substantial investments outside of Argentina, including Brazil Realty, which was sold in 2002, and Fondo de Valores Inmobiliarios in Venezuela, which was sold in 2001.

IRSA continue to believe that Brazil, Uruguay and other Latin American countries offer attractive growth opportunities in the real estate sector. IRSA will continue to consider investment opportunities outside of Argentina as they arise.

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

In 2009, IRSA has acquired a property in Partido de la Costa, Department of Canelones, Uruguay, near Montevideo, where IRSA plans to develop a real estate housing units and commercial premises.

If the bankruptcy of Inversora Dársena Norte S.A. is extended to IRSA´s subsidiary Puerto Retiro, IRSA will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On November 18, 1997, IRSA, in connection with the acquisition of its subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, IRSA, through Inversora Bolívar, increased its interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”). Puerto Retiro appealed to the restraining order which was confirmed by the court on December 14, 2000.

In 1991, Indarsa purchased 90% of Tandanor, a formerly government-owned company, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993 Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. Indarsa failed to pay to the Argentine government the outstanding price for its purchase of the stock of Tandanor. As a result, the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend Indarsa’s bankruptcy to the companies or individuals, which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of the bankruptcy to Puerto Retiro, which acquired Planta 1 from Tandanor.

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the above-mentioned criminal procedure that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. IRSA cannot give you any assurance that  the company will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and the investment in Puerto Retiro, valued at Ps. 44.9 million, as of June 30, 2013, would be lost. As of June 30, 2013, IRSA had not established any reserve with respect to this contingency.

Property ownership through joint ventures or minority participation may limit IRSA´s ability to act exclusively in its interest.

IRSA develops and acquires properties in joint ventures with other persons or entities when IRSA believes circumstances warrant the use of such structures. For example, in its Shopping Center segment, as of June 30, 2013, IRSA owned approximately 95.7% of Alto Palermo. Through its subsidiary Alto Palermo, IRSA own 80% of Panamerican Mall S.A., while another 20% is owned by Centro Comercial Panamericano S.A and 50% of Quality Invest S.A.. In IRSA´s Development and Sales of Properties segment, IRSA has ownership of 50% in Puerto Retiro and 50% in Cyrsa S.A. In IRSA´s Hotels

segment, IRSA owns 50% of the Llao Llao Hotel, while the other 50% is owned by the Sutton Group. IRSA owns 80% of the Hotel Libertador, Hoteles Sheraton de Argentina S.A. owns 20%. IRSA owns 76.34% of Hotel Intercontinental. In the Financial Operations and Others segment, IRSA owns approximately 29.77% of Banco Hipotecario, while the Argentine government has a controlling interest. Finally, IRSA owns a 49% interest in Metropolitan, 49% in a building located at Madison Avenue in New York and holds voting rights with respect to a 34% interest in Supertel Hospitality Inc.

IRSA could engage in a dispute with one or more of its joint venture partners that might affect its ability to operate a jointly owned property. Moreover, its joint venture partners may at any time, have business, economic or other objectives that are inconsistent with its objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, its joint venture partners may have competing interests in its markets that could create conflicts of interest. If the objectives of its joint venture partners are inconsistent with its own objectives, IRSA will not be able to act exclusively in its interests.

If one or more of the investors in any of its jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on its financial performance. Should a joint venture partner declare bankruptcy, IRSA could be liable for its partner’s share of joint venture liabilities.

IRSA is dependent on its board of directors and certain other senior managers.

IRSA´s success depends on the continued employment of Eduardo S. Elsztain, its Chief Executive Officer and Chairman of the Board of Directors, and certain members of its board of directors and senior management, who have significant expertise and knowledge of its business and industry. The loss of or interruption in his services for any reason could have a material adverse effect on its business. IRSA´s future success also depends in part upon its ability to attract and retain other highly qualified personnel. IRSA cannot assure you that we will be successful in hiring or retaining qualified personnel. A failure to hire or retain qualified personnel may have a material adverse effect on its financial condition and results of operations.

Due to the currency mismatches between assets and liabilities, IRSA may have a significant currency exposure.

As of June 30, 2013, the majority of IRSA´s liabilities, such as its 7.45%, 8.5% and 11.5% notes due 2014, 2017 and 2020 respectively, Alto Palermo’s Series I Notes are denominated in U.S. dollars, while a significant portion of its revenues and assets as of June 30, 2013, are denominated in Pesos. This currency gap exposes IRSA to a risk of exchange rate volatility, which would negatively affect its financial results if the Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of its debt in Pesos, with further adverse effects on its results of operation and financial condition and may increase the collection risk of its leases and other receivables from its tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in IRSA´s shopping centers.

During the last years, Internet retail sales have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. IRSA believes that its target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods. IRSA believes that this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as IRSA´s shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects

Risks Related to IRSA´s Investment in Banco Hipotecario S.A.

As of June 30, 2013, through IRSA we owned approximately 29.77% of the outstanding capital stock of Banco Hipotecario (without considering treasury shares) which represented 12.45 % of our consolidated assets as of such date. All of Banco Hipotecario S.A.’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina.

These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to Government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

The Argentine financial system’s growth and profits are partially dependent upon changes in long-term funding.

Due to the global economic recession, Argentina’s banking industry underwent a significant slow-down, which was reterted in late 2009. Although the extension of credit to the private section rose by late 2009, year-end results exhibited a smaller expansion. Loans to the private sector rose in subsequent years. Despite the recovery in credit extension, the recovery of the long-term credit market (i.e., mortgage and pledge loans) makes progress at a slower pace.

If longer-term financial intermediation did not grow, the ability of financial institutions to generate more profits could be adversely affected. Although deposits with the financial system have risen since 2002, most placements are sight deposits or a short term deposit, which exposes the banks, engaged in long-term credit extension to liquidity risk and intensifies their need to depend on the Argentine Central Bank as a potential liquidity guarantor.

The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario S.A. to retain the confidence of depositors.

The measures implemented by the Argentine Government in late 2001 and early 2002, in particular the restrictions imposed on depositors’ ability to withdraw money freely from banks and the pesification and restructuring of their deposits, resulted in losses for many depositors and undermined their confidence in the Argentine financial system. Although the financial system has seen a recovery in the amount of deposits since 2002 (measured in Pesos), Banco Hipotecario may not assure that this trend will continue and that the deposit base of the Argentine financial system, including Banco Hipotecario’s, will not be negatively affected in the future by adverse economic, social and political events.

If, in the future, depositor confidence weakens and the deposit base contracts, such loss of confidence and contraction of deposits will have a substantial negative impact on the ability of financial institutions, including Banco Hipotecario, to operate as financial intermediaries. If the Banco Hipotecario is not able to act as a financial intermediary and otherwise conduct its business as usual, its ability to honor its debts, might be adversely affected or limited.

Financial institutions’ asset quality is exposed to the non-financial public sector’s indebtedness.

Financial institutions carry significant portfolios of bonds issued by the Argentine Government and provincial governments as well as loans granted to these governments. To an extent, the value of the assets in the hands of Argentine banks, as well as their capacity to generate income is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the Argentine Government’s ability to foster sustainable long-term growth, generate fiscal revenues and cut back on public expenditure.

As of June 30, 2013, the Banco Hipotecario’s total exposure to the public sector indebtedness was Ps. 2,042.2 million, that is, 11.8% of the Banco Hipotecario’s assets at that date.

Actions for collection as a means of enforcing creditors’ rights in Argentina may be limited.

In order to protect the debtors affected by the 2001 economic crisis, starting in 2002 the Argentine Government adopted measures that suspended proceedings to enforce creditors’ rights (mortgage foreclosures and bankruptcy petitions) in the event of defaults by debtors.

Although at the date of this Annual Report those measures were no longer in force, Banco Hipotecario cannot assure you that they won’t be reinstated in the future, or that the government will not take other measures that limit creditors’ rights. Any such measures could have a material adverse effect on the enforceability of creditor’s rights.

Consumer protection laws may limit the enforceability of certain of Banco Hipotecario’s rights.

Argentine Consumer Protection Law No. 24,240, as supplemented or amended (the “Consumer Protection Law”) establishes a number of rules and principles for the defense of consumers’ interests. The Consumer Protection Law does not contain specific provisions for its enforcement in relation to financial activities, but it does contain general provisions that may be used as grounds to uphold such enforcement, as it has been previously interpreted in various legal precedents.

Banco Hipotecario may not assure you that the judgments passed by the courts and/or the resolutions handed down by administrative authorities in connection with the measures adopted by Argentina’s Secretary of Homeland Trade and other competent authorities will not increase in the future the degree of protection afforded their debtors and other clients or that they will not favor the claims filed by groups or associations of consumers. This could affect the ability of financial institutions, including the Banco Hipotecario’s, to freely collect charges, commissions or fees for their services and/or products as well as their amounts, and consequently affect their business and the results of their operations.

Class actions against financial institutions for unliquidated amounts could adversely affect the financial system’s profitability.

Certain public and private organizations have initiated class actions against financial institutions in Argentina. The Argentine National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, through an ad hoc doctrine, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities, etc. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry in general and indirectly on the Banco Hipotecario’s business.

Banco Hipotecario operates in a highly regulated environment and its operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Argentine Central Bank and other regulatory authorities. The Argentine Central Bank could impose sanctions to Banco Hipotecario in the event that it breaches any applicable regulation. Similarly, the Argentine Securities Commission, which authorizes securities offerings and regulates the public markets in Argentina, has the authority to impose sanctions to Banco Hipotecario and its board of directors for breaches of corporate governance. The Financial Information Unit regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

Banco Hipotecario cannot assure you that such regulatory authorities will not commence proceedings against Banco Hipotecario, its shareholders or directors nor issue sanctions against Banco Hipotecario.

In addition to regulations specific to its industry, Banco Hipotecario is subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls. Banco Hipotecario may not assure that existing or future legislation and regulation will not require material expenditures by Banco Hipotecario or otherwise have a material adverse effect on Banco Hipotecario’s consolidated operations.

Future governmental measures could adversely affect the economy and the operations of financial institutions.

The Argentine Government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. Banco Hipotecario cannot assure that the laws and regulations currently governing the economy or the banking sector will remain unaltered in the future.

Accordingly, Law No. 26,739 has been recently enacted to amend the Argentine Central Bank Charter, the principal aspects of which are: (i) to broaden the scope of the Argentine Central Bank's mission (by establishing that such institution shall be responsible for financial stability and economic development while pursuing social equity); (ii) to change the obligation to maintain an equivalent ratio between the monetary base and the amount of international reserves; (iii) to establish that the board of directors of the institution will be the authority responsible for determining the level of reserves required to guarantee normal operation of the foreign exchange market based on changes in external accounts; (iv) to empower the monetary authority to regulate and provide guidance on credit through the financial system institutions, so as to "promote long-term production investment”. Banco Hipotecario is not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Argentine Central Bank Charter) will not result in significant costs to Banco Hipotecario, or will otherwise have a material adverse effect on its operations.

A highly volatile regulatory framework could affect the country's economy in general, the financial institutions and Banco Hipotecario.

The Argentine Government has historically exercised significant influence over the Argentine economy and financial institutions in particular have operated in a highly regulated environment throughout different periods. Since December 2001, the Argentine Government has promulgated numerous, far-reaching regulations affecting the economy in general and financial institutions in particular. The laws and regulations that currently govern the economy and the financial sector may change in the future. We cannot assure that any changes in the regulations and the policies of the Argentine Government will not adversely affect financial institutions in Argentina, including Banco Hipotecario, its business, financial condition, the results of its operations or its ability to service foreign debt denominated in foreign currency. A non-stable regulatory framework would impose significant limitations on the activities of the financial system, including Banco Hipotecario, and it would give rise to uncertainty as regards its future financial condition and the result of its operations.

Increased competition and M&A activities in the banking industry could adversely affect Banco Hipotecario.

Banco Hipotecario foresees increased competition in the banking sector, additionally, if the trend towards decreasing spreads is not offset by the increase in lending volumes, the ensuing losses could lead to mergers in the industry.

Mergers could lead to the establishment of larger, stronger banks with more resources than Banco Hipotecario. Therefore, although the demand for financial products and services in these markets continues to grow, competition could adversely affect Banco Hipotecario’s results of operations, shrinking spreads and commissions.

Differences between the accounting standards inforce in Argentina and certain countries, such as the United States, may make it difficult to compare Banco Hipotecario´s financial statements and those prepared by companies from  other countries.

Publicly available information about Banco Hipotecario in Argentina is presented differently from the information available for public companies in certain countries with highly developed capital markets, such as the United States. Except as otherwise described herein, Banco Hipotecario prepares its financial statements in accordance with Argentine Banking GAAP, which could differ in certain significant respects from Argentine GAAP and from U.S. GAAP.

The effects of the legislation that restricts Banco Hipotecario’s ability to pursue mortgage foreclosure proceedings could adversely affect Banco Hipotecario.

The ability to pursue foreclosure proceedings through completion in order to recover on its defaulted mortgage loans has an impact on Banco Hipotecario’s activities. On December 13, 2006 and pursuant to Law No. 26,177, the “Restructuring Unit Law” was created to allow all the mortgage loans to be restructured between debtors and former Banco Hipotecario Nacional as far as they had been granted before the entry into force of Law No. 23,928 (the “Convertibility Law”).

Law No. 26,313, the “Pre-convertibility Mortgage Loans Restructuring Law” was enacted by the Argentine Congress on November 21, 2007 and partially signed into law on December 6, 2007 to lay down the procedure to be followed in restructuring the mortgage loans within the scope of Section 23 of the Mortgage Refinancing System Law in accordance with the guidelines established by the Restructuring Unit Law. To this end, a new recalculation was encated for certain mortgage loans originated by the former Banco Hipotecario Nacional before April 1, 1991.

Decree 2107/08 issued on December 19, 2008 regulated the Pre-convertibility Mortgage Loans Restructuring Law and established that the recalculation of the debt applies to the individual mortgage loans from global operations in force at December 31, 2008 and agreed upon previous to April 1, 1991, and in arrears at least since November 2007 and remaining in arrears at December 31, 2008. In turn, Decree 1366/10, published on September 21, 2010, expanded the universe of Pre-convertibility loans subject to restructuring to include the individual mortgage loans not originating in global operations as far as they met the other requirements imposed by Decree 2107/08. In addition, Law No. 26,313 and its regulatory decrees also condoned the debts on mortgage loans granted before the Convertibility Law in so far as they had been granted to deal with emergency situations and in so far as they met the arrears requirement imposed on the loans subject to recalculation.

Subject to the Argentine Central Bank´s supervision, Banco Hipotecario has implemented the recalculation of mortgage loans within the scope of the above-discussed rules by adjusting the value of the new installments to a maximum amount not in excess of 20% of the household income. In this respect, Banco Hipotecario estimates that it has sufficient loan loss provisions to face any adverse economic impact on the portfolio involved.

However, Banco Hipotecario may not assure you that the Argentine Government will not enact new additional laws restricting Banco Hipotecario’s ability to enforce its rights as a creditor and/or imposing a condonation or a reduction of principal on the amounts unpaid in Banco Hipotecario’s mortgage loan portfolio. Any such circumstance might have a significant adverse effect on Banco Hipotecario’s financial condition and on the results of operations.

The Argentine Government may prevail at Banco Hipotecario’s General Shareholders’ Meetings.

By virtue of Law No. 23,696 (the “Privatization Law”) there are no restrictions on the Argentine Government’s ability to dispose of its Class A shares and all those shares minus one could be sold to third parties through public offering. Banco Hipotecario’s By-laws set forth that if at any time Class A shares were to represent less than 42% of Banco Hipotecario’s shares with right to vote, Class D shares automatically lose their triple vote right, which could result in the Main Shareholders losing control. Should any such situation materialize and should the Argentine Government retain a sufficient number of Class A shares, the Argentine Government could prevail in Shareholders’ Meetings (except for some decisions that call for qualified majorities) and could thus exert actual control on the decisions that must be submitted to consideration by the Shareholders’ Meeting.

Banco Hipotecario may in the future consider new business opportunities, which could turn out to be unsuccessful.

In recent years Banco Hipotecario has considered some business acquisitions or combinations and it plans to continue considering acquisitions that offer appealing opportunities and that are in line with Banco Hipotecario’s commercial strategy. However, Banco Hipotecario may not assure you that such businesses could deliver sustainable outcomes or that Banco Hipotecario will be able to consummate the acquisition of financial institutions in favorable conditions. Additionally, Banco Hipotecario’s ability to obtain the desired outcome as a result of said acquisitions will be partly dependent upon Banco Hipotecario’s ability to follow through with the successful integration of the businesses. To integrate any acquired business entails major risks, including:

• Unforeseen difficulties in integrating operations and systems;
• Problems inherent in assimilating or retaining the target’s employees;
• Challenges associated with keeping the target’s customers;
• Unforeseen liabilities or contingencies associated with the targets; and
• The likelihood of management having to take time and attention out of the business’s day-to-day to focus on the integration activities and the resolution of associated problems.

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

The ADSs are freely transferable under U.S. securities laws, including shares sold to our affiliates. Inversiones Financieras del Sur S.A., which as of June 30, 2013, owned approximately 39.01% of our common shares (on a fully diluted basis) (or approximately 190,031,684 common shares which may be exchanged for an aggregate of 19,190,352 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange (the “Bolsa de Comercio de Buenos Aires”or “BASE”) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries.

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

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. There is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares of ADSs would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2013, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to administer real estate holdings foreclosed by Credit Foncier which was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier’s shareholders, and in 1960  ous shares were listed on the Buenos Aires Stock Exchange. During the 1960s and1970s, our business shifted to exclusively agricultural activities; during 1993 and 1994, Consultores Asset Management acquired on behalf of certain investors approximately 22% of our shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Asset Management (and including Dolphin Fund plc.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1995, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ.

On September 25, 2007, we converted US$12.0 million of IRSA’s convertible notes into 22.0 million of IRSA’s common shares. From July 30, 2007 to November 14, 2007 we exercised 33.0 million of warrants to acquire an additional 60.5 million common share of IRSA for a total cost of approximately US$40.0 million. The term for the exercise of IRSA’s outstanding warrants and the conversion of IRSA’s outstanding convertible notes issued on November 21, 2002 expired on November 14, 2007, and subsequently, from December 1, 2007 to June 30, 2009, we acquired 122,625,854 additional shares of IRSA, increasing our interest to 55.64% as of June 30, 2009. We started consolidating the accounts and results of operations of IRSA as from October 1, 2008.

In March 2008 we concluded a capital increase of 180 million common shares. As a result, 180 million shares offered at the subscription price of US$ 1.60 or Ps.5.0528 per share was fully subscribed, both locally and internationally. In addition, each shareholder received, without additional cost, one warrant for each share subscribed. See Item 9 “The Offer and Listing – A. Offer and Listing Details - Stock Exchanges in which our securities are listed”.

In line with our international expansion strategy, on September of 2005 we participated in the creation of Brasilagro with the purpose of replicating our business model in Brazil. As of June 30, 2013 we were a direct holder of shares equivalent to 39.64% of Brasilagro’s outstanding capital stock.

As of June 30, 2013, we have invested approximately Ps. 1,026.8 million to acquire our current 65.45% equity interest of IRSA. IRSA is one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA.

Acquisitions, dispositions and authorization pending approval

Year ended June 30, 2013

Sale of farmlands

On June 19, 2013, the title deed was executed, by which Cresud sold to Vargas Derka SH a portion of “La Suiza” ranch of 5,613 hectares engaged in livestock activities located near “Villa Angela”, Province of Chaco, remaining in this establishment 36,380 hectares used by the company to cattle and crop activities. The offer price amounts to US$ 6.7 million, which had been totally collected by the date of the execution of the title deed, generating a gain of Ps. 29.8 million.

On October 11, 2012 Brasilagro sold Horizontina, a field of land located in Tasso Fragoso, State of Maranhão, Brazil for a total amount of Rs. 75 million ( Ps. 174.8 million). The payments were collected as follows: an initial payment of Rs. 1 million, Rs. 26 million in October, 2012 and Rs. 45 million upon execution of the conveyance, on January 22, 2013. The remaining balance of Rs. 3 million has been collected on Augusts 31, 2013. The gain of the sale was Ps. 53.9 million less commission, expenses and taxes.

The Horizontina farmland has an area of 14,359 hectares and was acquired on March 10, 2010 by the subsidiary Inmobiliaria Ceibo for a total amount of Rs. 37.7 million. Until December 31, 2012, the Company invested Rs. 10.4 million (net of accumulated depreciation) in infrastructure improvements.

On April 25, 2013, Brasilagro sold a total area of 394 hectares of Araucaria field. The establishment, located in the municipality of Mineros – GO was acquired in 2007 and has a total area of 9,862 hectares.

The sale was priced at Rs. 11.7 million (Ps. 26.6 million). The buyer made an initial payment of Rs. 1.7 million and remaining balance will be paid in eight installments every six month. The first installment is due in August, 2013, and the last one, at the moment of the execution of the title deed, in August, 2016. We recognized a gain for the sale of the Araucaria farmland for an amount of Rs. 6.7 million (Ps. 12.6 million).

On May 10, 2013, Brasilagro sold a total area of 4,895 hectares of Cremaq field. The establishment, located in the municipality of Ribeiro Gonçalves-PI, Brazil was purchased in 2007 and has a total area of 32,702.

The sale was priced at Rs. 42.1 million (Ps. 96.3 million). The buyer made an initial installment of Rs. 4.6 million and the remaining balance will be paid in five installments every six months. The first installment is due in August, 2013 and the last one, at the moment of the execution of the title deed, in June, 2016. We recognized a gain for the sale Cremaq field of Rs. 26.5 million (Ps. 53.2 million).

Transactions with non controlling interests

IRSA

During the current fiscal year, we acquired an additional 1.25% interest in IRSA for a total consideration of Ps. 45.8 million. This resulted in a decrease in non-controlling interests of Ps. 33.9 million and a decrease in equity attributable to owners of the parent of Ps. 11.9 million. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the Company is summarized as follows:

Ps. (million)
Carrying amount of the Company’s interest acquired of	33.9
Consideration paid for non-controlling interests	(45.8)
Reserve recorded within parent’s equity	(11.9)

APSA

During the fiscal year, we, through IRSA and E-Commerce Latina S.A., acquired an additional 0.1% interest in APSA for a total consideration of Ps. 2.3 million. This resulted in a decrease in non-controlling interests of Ps. 0.8 million and a decrease in equity attributable to the owners of the parent of Ps. 1.5 million. The effect of changes in the ownership interest of APSA on the equity attributable to owners of the Company is summarized as follows:

	Ps. (million)
Carrying amount of the Company’s interest acquired of		0.8
Consideration paid for non-controlling interests		(2.3)
Reserve recorded within parent’s equity	(i)	(1.5)
(i)	The Reserve includes Ps. 0.5 million for non-controlling interest

Arcos del Gourmet S.A.

On June 07, 2013, we, through APSA, acquired an additional 1.815% equity interest of its controlled company Arcos for a total amount of US$ 0.8 million. The carrying amount of the non-controlling interest in Arcos on the date of acquisition was Ps. 7,357 (representing a 11.815% interest). The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos is summarized as follows:

	Ps. (million)
Carrying amount of the Company’s interest acquired of		0.8
Consideration paid for non-controlling interests		(4.5)
Reserve recorded within parent’s equity	(i)	(3.7)

(i)     The reserve includes Ps. 1.4 million for non-controlling interest

Acquisition of joint venture

On November 29, 2012, we acquired through APSA shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes for Ps. 32.0 million. Under the acquisition agreement, APSA is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this Company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, APSA is the owner of an indirect interest of 25% in LRSA, whose main asset consists of an usufruct agreement on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fe Avenues and Oro street, in the City of Buenos Aires (the “Predio Ferial”) entered in 1999 into with SRA, owner of such Predio Ferial.

The fair value of the APSA’s investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the rights of use being the main asset. APSA has allocated the price paid at the fair value of the net assets preliminary acquired based on the information available as of the closing date of these Consolidated Financial Statements. Such fair value amounted to Ps. 15.2 million, which means a goodwill amount of Ps. 10.7 million recognized under the line “Investments in associates and joint venture” in the statement of financial position ended June 30, 2013 and a credit of Ps. 6.1 million, recognized under the line “Trade and other receivables” in the Statement of Financial position.

On September 25 of 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A., Entertainment Holdings S.A. (EH), Entretenimiento Universal S.A., and La Rural S.A., entered into an agreement that mainly consist of an amendment to the preexisting agreements under the joint venture pursuant to which they agreed to revise, amend and/or clarify certain provisions. Following this agreement, APSA is currently in the process of evaluating any potential effect on the preliminary purchase price allocation of its joint venture acquisition.

The fair value of the right of use has been determined by the application of the discounted cash flow method. This estimate considered a discount rate that reflects the market assessments regarding uncertainties in terms of the cash flow amount and timing. The amount of net future cash flows was estimated based on the specific features of the property, the agreements in force, market information and future forecasts as of the valuation date.

Net income forecasts, revenues growth rates and discount rates are among the most important assumptions used in the valuation.

Disposal of financial assets

During the current fiscal year, we sold, through our subsidiaries, 17,105,629 ordinary shares of Hersha, Hospitality Trust (Hersha) for a total amount of US$ 92.5 million. Consequently, as of the end of year, our interest in Hersha’s capital stock decreased from 9.13% (at the beginning of the year) to 0.49%.

Significant sale of investment properties

On August 31, 2012, IRSA sold certain functional units of the building “Libertador 498” of the Autonomous City of Buenos Aires. The total price of the transaction amounted to Ps. 15 million and was collected upon the execution of the title conveyance deeds. This transaction generated a gain of Ps. 12.7 million.

On September 14, 2012, IRSA sold certain functional units on floors 18 and 19, as well as parking areas, of the building Bouchard 551. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. This transaction generated a gain of Ps. 18.4 million.

On October 4 and 11, 2012, IRSA signed the transfer deed for the sale of several functional units (stores and parking spaces) of the building “Libertador 498”. The transactions price was set at Ps. 29.4 million, amount that has been completely collected. This transaction generated a gain of Ps. 24.9 million.

On January 8, 2013, IRSA sold several functional units (stores and parking spaces) of the building “Costeros Dique IV”. The total price of the transaction was Ps. 9.2 million. This transaction generated a gain of Ps. 7.8 million.

On May 8, 2013, IRSA signed the transfer deed for the sale of the 17th floor and two parking units of the Building Maipú 1300 and two parking units of the building Libertador 498. The total price of the transaction was Ps. 7.8 million (US$ 1.5 million). Such transaction generated a gain of approximately Ps. 6.0 million.

On May 20, 2013, IRSA signed the transfer deed for the sale of the 6th floor and two parking units of the Building Maipú 1300 and two parking units of the building Libertador 498. The transactions price was set at Ps. 7.6 million (US$ 1.45 million), amount that has been completely collected. This transaction generated a gain of Ps. 6.0 million.

On June 28, 2013, IRSA signed the transfer deed for the sale of 4th, 5th and 6th floors and 56 parking units of the building Bouchard 551. The total price of the transaction was Ps. 148.7 million, equivalent to US$ 27.6 million. This transaction generated a gain of Ps. 108.0 million.

Acquisition of Rigby 183 LLC

On June 30, 2012, IRSA held, through its subsidiary IMadison LLC, a 49% interest in the capital stock of Rigby 183 LLC (“Rigby”), a company that owns office buildings for rental at Madison Avenue 183, New York, USA. On November 27, 2012, we, through our subsidiary IRSA International LLC, acquired an additional equity interest of 25.5% in Rigby’s capital stock reaching 74.5%, thus taking control over said company. As a result of the acquisition, we expect to increase its footprint in the US real estate market. The goodwill from the acquisition, which amounts to Ps. 45.7 million, is attributable to the synergies expected to be achieved by combining our and Rigby’s operations.

The following chart shows the consideration paid by the us, and our subsidiaries, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

11.27.2012
Consideration paid:	Ps. (million)
Cash	118.4
Total consideration paid	118.4
Fair value of the interest in Rigby’s equity held before the business combination	227.4
Total consideration	345.8
Recognized balances of acquired identifiable assets and assumed liabilities:
Cash and cash equivalents	0.5
Investments properties	679.2
Restricted assets (i)	11.8
Trade and other receivables	2.3
Borrowings	(252.8)
Trade and other payables	(12.1)
Deferred income tax liabilities	(26.1)
Total net identifiable assets	402.8
Non-controlling interest	(102.7)
Goodwill	45.7
Total	345.8

(i)	Corresponds to cash held in escrow as security deposits and taxes paid in advance by tenants.

The acquisition-related costs (which amount to Ps. 2.6 million) were charged under “General and Administrative Expenses” line in the statement of income.

The fair value of the investment property acquired for Ps. 679.2 million was assessed by a qualified independent appraiser. The fair value of trade receivables and other receivables amounts to Ps. 2.3 million, including trade receivables in the amount of Ps. 0.1 million. As of the acquisition date, we estimate that these receivables are recoverable. The fair value of the non-controlling interest in Rigby, an unlisted company, has been determined on a proportional basis to the fair value of net acquired assets.

We recognized gains of Ps. 124.1 million derived from the reassessment of the fair value of the 49% interest held in Rigby before the business combination. In addition, all exchange gains (losses) accumulated in shareholder’s equity from the interest held in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating results" line in the income statement.

The revenues Rigby has generated since November 27, 2012 and that have been disclosed in the consolidated income statement amount to Ps. 40.9 million. Rigby has also run a net gain of Ps. 8.1 million during said period. If Rigby had been included in the consolidation since July 1, 2012, the consolidated income statement would have shown pro-forma revenues in the amount of Ps. 2,202.9 million and pro-forma net income of Ps. 297.5 million.

Disposal of joint ventures

On June 28, 2013, IRSA sold, assigned and transferred to Euromayor S.A. de Inversiones the 100% of its equity interest in Canteras Natal Crespo S.A., accounting for a 50% interest in that company’s capital stock for an aggregate amount of US$ 4.2 million; out of that amount, US$ 1.4 million was cashed in July 2013, with the balance being payable as follows: US$ 2.4 million on March 31, 2014 and US$ 0.4 million against delivery to IRSA of certain lots in the development to be carried out in Canteras Natal Crespo S.A.’s property. IRSA was granted a security interest on the 100% of Canteras Natal Crespo S.A.’s shares to secure payment of the remaining balance.

Year ended June 30, 2012

Sale of farmlands

On September 28, 2011, Brasilagro sold the Sao Pedro farmland, a rural property located in the Municipality of Chapadão do Céu – GO with a total surface area of 2,447 hectares, including 1,724 hectares suitable for agriculture. The transaction price was R$ 23.3 million (equivalent to Ps. 59.8 million and 580,000 bags of soybean seeds). The result of the sale was a gain of Ps. 27.8 million.

The purchaser has paid the amount in Reais equivalent to 352,500 tons of soybean. The remaining balance is payable in three annual installments due on March 30 of each year, for an amount of 92,500 bags of soybean each.

On March 2, 2012, we agreed upon the sale of 1,194 additional hectares of “La Fon Fon” farmland for US$ 4.8 million, US$ 2.4 million of which have been collected. The balance will be payable in four semi-annual consecutive installments, which is due on November 30, 2013 and thereafter. Possession was surrendered on June 30, 2012. The result of the sale was a gain of Ps. 6.6 million.

On May 22, 2012, the Company sold, assigned and conveyed to APSA a 115-hectare plot of land that forms part of the property “Puerta de Luján” located in the District of Luján, Province of Buenos Aires, for a total amount of US$ 8.9 million (Ps. 15.5 million), which has been fully collected. The result of the sale was a gain of Ps. 11.1 million.

Acquisition of associates

Agro Managers S.A.

In March 2012, we acquired a 46.8% interest in Agro Managers S.A., an Argentine-based investment company whose principal asset is a 0.24% interest in BrasilAgro, our subsidiary. The purchase price was US$ 0.5 million and was paid in cash.

Bitania 26 S.A.

On December 12, 2011, we, through Ritelco S.A., acquired a 49% interest in Bitania 26 S.A., an Argentine-based company which owns the “Esplendor Savoy” hotel in the city of Rosario, Province of Santa Fe. The purchase price was US$ 5.0 million and was paid in cash.

Acquisition of joint ventures

Nuevo Puerto Santa Fe S.A.

On August 18, 2011, we, through APSA, acquired a 50% interest in Nuevo Puerto Santa Fe S.A. (“NPSF”), an Argentine-based company located in the Province of Santa Fe (La Ribera Shopping). The purchase price was US$ 4.5 million payable over equal and consecutive monthly installments through February, 2013.

Transactions with non controlling interests

IRSA

During the fiscal year ended June 30, 2012, we acquired an additional 6.5% interest in IRSA for a total consideration of Ps. 158.9 million. This resulted in a decrease in non-controlling interests of Ps. 178.5 million and and increase in equity attributable to owners of the parent of Ps. 19.6 million. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the Company is summarized as follows:

Ps. (million)
Carrying amount of the Company’s interest acquired of	178.5
Consideration paid for non-controlling interests	(158.9)
Gain on acquisition recorded within parent’s equity	19.6

APSA

During the fiscal year ended June 30, 2012, we acquired an additional 0.038% interest in APSA for a total consideration of Ps. 0.8 million. This resulted in a decrease in non-controlling interests of Ps. 0.4 million. The effect of changes in the ownership interest of APSA on the equity attributable to owners of the Company is summarized as follows:

	Ps. (million)
Carrying amount of the Company’s interest acquired of		0.3
Consideration paid for non-controlling interests		(0.7)
Loss on acquisition recorded within parent’s equity	(i)	(0.4)
(i)	The Reserve includes Ps. 0.2 million for non-controlling interest

Arcos del Gourmet S.A.

On September 7, 2011, we, acquired through APSA, an additional 8.185% interest in its subsidiary Arcos for a total consideration of US$ 4.5 million. The carrying amount of the non-controlling interest in Arcos on the date of acquisition was Ps. 0.8 million (representing a 20% interest). The effect on shareholders equity of the parent of this change in the equity interest in Arcos is summarized as follows:

	Ps. (million)
Carrying amount of the Company’s interest acquired of		0.2
Consideration paid for non-controlling interests		(16.2)
Reserve created due to the acquisition recorded within parent’s equity	(i)	(16.0)
(i)	The Reserve includes Ps. 6.2 million for non-controlling interest

Cactus Argentina S.A.

In December 2011, we acquired the remaining 20% interest in Cactus Argentina S.A. for a total consideration of US$ 1.4 million. This resulted in a decrease in non-controlling interests of Ps. 4.6 million and a decrease in equity attributable to owners of the parent of Ps. 10.6 million. The effect of changes in the ownership interest of Cactus Argentina S.A. on the equity attributable to owners of the Company is summarized as follows:

Ps. (million)
Carrying amount of the Company’s interest acquired of	(4.6)
Consideration paid for non-controlling interests	(6.0)
Loss on acquisition recorded within parent’s equity	(10.6)

Jaborandi Ltda.

On September 22, 2011, through Brasilagro, we have amended the by-laws of Jaborandi Ltda. (“Jaborandi”), and transferred 1,766,038 quotas of Jaborandi to Maeda, non-controlling shareholder of Jaborandi. This transfer generated an increase in the non-controlling interest held by us in Jaborandoni for an amount of Ps. 2.9 million and a decrease in equity attributable to owners of the parent of Ps. 1.1 million.

On March 21, 2012, we, trough Brasilagro, acquired the remaining 49% interest in Jaborandi Ltda. for a consideration of Ps. 45.3 million. This resulted in a decrease in non-controlling interest of Ps. 32.2 million and a decrease in equity attributable to owners of the parent of Ps. 13.1 million. The effect of changes in the ownership interest of Jaborandi Ltda. on the equity attributable to owners of the Company is summarized as follows:

	Ps. (million)
Carrying amount of the Company’s interest acquired of		32.2
Consideration paid for non-controlling interests		(45.3)
Reserve created due to the acquisition recorded within parent’s equity	(i)	(13.1)
(i)	The Reserve includes Ps. 7.8 million for non-controlling interest

Purchase of financial assets

Acquisition of preferred shares and warrants of Supertel Hospitalitary Inc. (“Supertel”)

On February 2012, IRSA through IRSA's subsidiary Real Estate Strategies L.P., acquired 3 million preferred shares (“Preferred Shares”) and 30 million warrants (“Warrants”) of Supertel for a total amount of US$ 30 million. Supertel is a Real Estate Investment Trust that focuses its activity on medium class long-stay hotels. Supertel owns approximately 80 hotels in 21 states of the United States of America, which are managed by diverse operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

The mentioned Preferred Shares accrue a preferred dividend of 6.25% per annum and are convertible into 30 million common shares at a rate of 10 common shares for each preferred share. Subject to certain limitations, they can be exercised completely or partially at any time until February, 2017. Preferred shares grant IRSA, the same politic rights as those of Supertel’s common shares.

The Warrants grant IRSA the right to acquire 30 million Supertel’s common shares at a fixed price of US$ 1.20 per share. Subject to certain limitations, these warrants can be exercised at IRSA'soption, either fully or partially, at any time until February 2017.

As a holder of the Preferred Shares, we have a voting right in Supertel’s Shareholders’ Meetings of approximately 34%. Additionally, IRSA is entitled to appoint up to 4 directors, out of a total of 9, and takes part in the decisions made by the Board of Directors of Supertel, as to the acquisition, sale and management of Supertel’s real estate property. However, under no circumstance, can we hold an interest in Supertel in excess of 34% and/or exercise voting rights in excess of 34% at any Supertel Shareholders’ Meeting.

Even though we exercises material influence on Supertel, neither the Preferred Shares nor the Warrants give us access to economic rights associated to Supertel capital stock (we do not hold any interest in Supertel capital stock). As a result, the Preferred Shares and the Warrants have been accounted for as financial assets at fair value through profit or loss, as established by IFRS 9.

Upon initial recognition, the consideration paid for the preferred shares and warrants was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, we have not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million.

Contribution to Don Mario S.G.R.

On June 29, 2012, we, through APSA, effectively made a contribution in the amount of Ps. 10,000 to Don Mario S.G.R., a reciprocal guarantee company under Argentine law. The SGRs are legal entities created for promoting financing for small and medium businesses (PYMES) and for reactivating national economy. The SGRs are funded through the contributions of investors who, in turn, obtain tax benefits. The SGRs act in their capacity of guarantors for pymes in relation to the borrowings they receive from financial institutions. The funds received are generally invested in fixed-term deposits by the SGRs. We have received five shares with a nominal value of Ps. 0.005. These shares are symbolic and merely represent our rights in the investment. These shares do not grant control or significant influence over the entity’s activities. APSA must maintain the investment in the SGR for a minimum period of 2 years and APSA must grant with its contribution certain financing obtained by PyME´s of APSA's supply chain to make use of the tax benefit.

Significant sale of investment properties

On October 17, 2011, we, through IRSA, sold certain functional units of the building “Libertador 498” of the Autonomous City of Buenos Aires. The total price of the transaction amounted to US$ 2.5 million and was collected as of June 30, 2012. This transaction generated a gain of Ps. 7.9 million.

On October 25, 2011, we, through IRSA, sold the property “Thames” located in the Province of Buenos Aires. The total transaction price amounted to US$ 4.7 million and was collected as of June 30, 2012. This transaction generated a gain of Ps. 14.7 million.

Likewise, we, though IRSA, sold in two separate transactions performed in March and May, 2012, all the functional units from the property known as "Museo Renault" at Figueroa Alcorta 3301 of the Autonomous City of Buenos Aires. The total price agreed amounted to US$ 11.7 million. For the sale executed in May 2012, the price was financed with a mortgage loan of US$ 3.3 million repayable in two annual installments and with an annual rate of 8.5%. The transactions described above recorded a profit of Ps. 23.9 million.

On June 16, 2012, we, through IRSA, sold and transferred a covered area of 4,703 square meters for offices and 46 car parking spaces and 4 complementary units to be used as storage units in the building identified as Yacht V and VI of the complex known as “Puerto del Centro”, located in Dique IV, Puerto Madero. The amount of the transaction was Ps. 69 million, which was paid by the buyer upon execution of the conveyance deed. The result for this transaction amounted to Ps. 53.7 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 41,193 square meters.

Transactions and authorizations pending

Urban properties and investments business

Paraná plot of land

On June 30, 2009, we, through APSA, subscribed a “Letter of Intent” by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows: i) US$ 0.05 million was settled as a prepayment on July 14, 2009, ii) US$ 0.1 million had been settled upon executing such agreement, and iii) US$ 0.35 million will be paid upon executing the title deed. The mentioned payments were recorded as an advance under “Trade and other receivables” line.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidenced with a certified copy before the buying party that the real estate was not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date in which the selling party evidences to the buying party with a certified copy that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the mentioned administrative easement.

Acquisition of commercial center goodwill

We, through APSA, signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was US$ 1.3 million, of which US$ 0.05 million were paid. The mentioned payment was recorded as an advance under “Trade and other receivables” line.

This transaction was subject to certain conditions precedent, among which we through APSA should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, APSA should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever occurs earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permissions and authorizations to be carried out in APSA's future units. As of June 30, 2013, the two conditions have not been fulfilled.

Antitrust Law

For more information about this item, please see: “Item 8. Financial information-A. Consolidated Statements and Other Financial Information”

Capital Expenditures

Our capital expenditures totaled Ps. 1,048.0 and Ps. 243.1 million for the fiscal years ended on June 30, 2013 and 2012, including other property and equipment acquired in business combinations. Our capital expenditures consisted in the purchase of real estate and farmlands, acquisition and improvement of productive agricultural assets, completion of building a shopping center, construction of real estate and acquisition of land reserves.

Our capital expenditures for the new fiscal year will depend on the prices of real estate, land for agriculture and beef cattle as well as the evolution of commodity prices.

Fiscal Year Ended June 30, 2013

Fiscal Year 2013. During the fiscal year ended June 30, 2013, we invested Ps. 920.9 million in the urban properties and investment business, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 0.9 million, Ps. 2.6 million and Ps.0.4 million, respectively, (b) acquisition of furniture and fixtures, machinery and equipment, and other buildings and facilities for Ps. 11.6 million, (c)  improvements made to our shopping centers for Ps. 56.9 million, (d)  development of properties for Ps. 144.2 million, corresponding Ps. 117.9 million to “Arcos” project and Ps. 26.3 million to Shopping Neuquén project (e) improvements in our Office buildings and other rental properties for Ps. 7.6 million, (f) Ps. 679.2 million were related  to the purchased an additional 25.5% equity interest in Rigby 183 LLC ’s capital stock, (g) Ps.15.8 million are related to suppliers advances and (h) Ps. 1.8 million were related to the acquisition of plots of lands.

In addition, our main investments in the agricultural business during the fiscal year 2013 were Ps. 127.1 million, mainly due (a) acquisition and development of owner occupied farmland for Ps. 109.4 million (including Ps. 61.5 million of our subsidiary Brasilagro), (b) Ps. 10.4 million in machinery, (c) Ps. 2.6 million in investment properties, (d) Ps. 1.6 million in vehicles, (e) Ps. 2.4 million in other building and facilities and (f) Ps. 0.7 million in furniture and fixtures.

Fiscal Year Ended June 30, 2012

Fiscal Year 2012. During the fiscal year ended June 30, 2012, we invested Ps. 106.3 million in the urban properties and investment business, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 0.9 million, Ps. 3.5 million and Ps.0.4 million, respectively, (b) acquisition of furniture and fixtures, machinery, equipment, and facilities for Ps. 8.2 million, (c)  improvements made to our shopping centers for Ps. 31.3 million, (d)  development of properties for Ps. 23.9 million, corresponding Ps. 18.4 million to “Arcos” project and Ps. 5.5 million to Shopping Neuquén project (e) improvements in our office buildings and other rental properties for Ps. 8.8 million and (f) Ps. 29.3 million in the acquisition of plots of land, mainly the Lujan plots of land (Ps. 24.2 million).

In addition, our main investments in the agricultural business during the fiscal year 2012 were Ps. 136.8 million, mainly due (a) acquisition and development of owner occupied farmland for Ps. 93.8 million (including Ps. 55.0 million of our subsidiary Brasilagro), (b) Ps. 20.1 million in machinery, (c) Ps. 14.8 million in investment properties, (d) Ps. 4.3 million in vehicles, (e) Ps. 2.7 million in other building and facilities and (f) Ps. 1.0 million in furniture and fixtures.

Recent Developments

Repurchase of IRSA´s shares

IRSA´s Board of Directors has resolved to approve a stock repurchase plan under the terms of Section 64 of the Capital Markets Law (as defined herein below) and the CNV Rules (as defined herein below); the aforementioned stock repurchase plan will be enforce until June 30, 2014; and shall be performed with liquid and realized profits and freely available reserves, for total amount of up to Ps. 200,000,000 or up to 5% of our capital stock.

Banco Hipotecario’s Dividends

The Shareholders’ Meeting of Banco Hipotecario S.A.has approved a dividend distribution for the amount of Ps. 30.0 million charged to the fiscal year ended December 31, 2012. In accordance with its shareholding, through IRSA, we will receive Ps. 9.2 million.

Shareholders´Meeting:

Our Shareholders´Annual Meeting will be held on October 31, 2013, in order to consider and approve, among others, (i)  Consideration of the rules contained in Resolution 609/2012 issued by the Argentine Securities Commission and the creation of a special reserve in the Shareholders’ Equity, (ii) Consideration of net loss for the fiscal year ended June 30th, 2013, amounting to Ps. 26,907,000, and its full or partial absorption by the “Special Reserve” account mentioned in item 2)above, (v) Consideration of reversal for up to Ps. 120,000,000 of the balance in the “Reserve for New Projects” account and its distribution as dividends in cash and/or in kind for an amount of up to Ps. 120,000,000. Delegation on the Board of Directors of powers for its implementation, (iii) Consideration of the Board of Directors’ performance, (iv) Consideration of the Supervisory Committee’s performance, (v) Consideration of compensation payable to the Board of Directors for Ps. 17,547,324 (allocated amount) for the fiscal year ended June 30th, 2013 which recorded a computable loss within the meaning of the regulations issued by the Argentine Securities Commission. Delegation on the Board of Directors of powers to approve the Audit Committee’s budget, (vi) Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30th, 2013, (vii) Determination of the number and election of Regular Directors and Alternate Directors, as applicable, (viii) Appointment of Regular and Alternate Members of the Supervisory Committee, (ixi) Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers, (xiii) Updating of Shared Services Agreement report, (x) Treatment of amounts paid as personal asset tax levied on the shareholders,  (xi) Consideration of renewing the delegation on the Board of Directors of the powers to determine the time and currency of issuance and further terms and conditions as resolved by the Shareholders’ Meetings dated October 29th, 2009 and October 31st, 2011, for the issuance of short-term debt securities ( “VCP”) for a maximum outstanding amount which shall not exceed at any time the peso equivalent of US$ 30,000,000.

Acquisition of Shares of Avenida.com

Through IRSA´s  subsidiary APSA, we have subscribed for 3,703,704 shares of Avenida Inc., representing 26.09% of its stock capital. Avenida Inc. will be engaged in the e-commerce business. The transaction price was Ps. 13.0 million, which have already been fully paid. APSA has the option to increase its interest up to 37.04% of such company.

B. BUSINESS OVERVIEW

General

We are a leading Latin American agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in Brasilagro—Companhia Brasileira de Propriedades Agrícolas, as well as in other Latin American countries. We are currently involved in several farming activities including grains and sugarcane production, beef cattle raising and milk production. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. In addition, we lease lands to third parties and perform agency and agro-industrial services, including a feedlot and a meat packing plant. Our shares are listed on the Buenos Aires Stock Exchange (“BCBA”) and the NASDAQ.

We are also directly engaged in the Argentine real estate business through our subsidiary IRSA, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping centers, premium offices, and luxury hotels in Argentina, as well as the development of residential properties. IRSA’s shares are listed on the BCBA and the NYSE. We hold a 65.45% interest in IRSA and a majority of our directors are also directors of IRSA.

During the fiscal years ended June 30, 2012 and 2013, we had consolidated revenues of Ps. 2,859.8 million and Ps. 3,528.5 million, initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest  of Ps. 886.7 million and Ps. 700.9 million, and consolidated net income of Ps. 58.5 million and Ps. 154.3 million, respectively. During the fiscal years ended June 30, 2012 and June 30, 2013, our total consolidated assets increased 20% from Ps. 10,324.9 million to Ps. 12,410.7 million, and our consolidated shareholders’ equity increased 0.6% from Ps. 4,691.5 million to Ps. 4,719.1 million.

We operate in two businesses areas, namely, “Agricultural” and “Investment and Development Properties” businesses, as further described below.

Our Agricultural business is further comprised of eight reportable segments:

•
Our “Crops” segment consists of planting, harvesting and sale of crops including wheat, corn, soybeans, cotton, and sunflower, which do not represent separate operating segments on an individual basis. We seek to maximize the use of our land through crop rotation, the use of technology and techniques, and the type and amount of crops cultivated may vary from one harvest year to another harvest year. In this way, we are focused on the long-term performance of our land, and to that extent, we assess the performance considering the aggregated combination, if any, of crops planted in the land. Our Crops Segment had assets of Ps. 1,406.6 million and Ps. 1,462.4 million as of June 30, 2013 and 2012, respectively, representing 59% and 62% of our agricultural business assets at such dates, respectively. Our Crops segment generated operating loss of Ps. 107.7 million and Ps. 133.1million for the financial years ended June 30, 2013 and 2012, respectively, representing -306% and 136%, of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Beef cattle” segment consists of breeding, purchasing and/ or fattening of free-range beef cattle for sale to meat processors and local livestock auction markets. Our Beef cattle segment had assets of Ps. 357.6 million and Ps. 393.5  million as of June 30, 2013 and 2012, respectively, representing 15% and 17% of our agricultural business assets at such dates, respectively. Our Beef cattle segment generated operating loss of Ps. 17.0 million and operating income of Ps. 18.4 million for the financial years ended June 30, 2013 and 2012, respectively, representing -48% and -19%, of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Milk” segment consists of breeding and/ or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers. Our Milk segment had assets of Ps. 49.6 million and Ps. 42.1 million as of June 30, 2013 and 2012, respectively, representing 2.0% and 1.8% of our agricultural business assets at such dates, respectively. Our Milk segment generated operating loss of Ps. 0.6 million and operating income of Ps. 1.6 million for the financial years ended June 30, 2013 and 2012, respectively, representing -2% and -2%, of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Sugarcane” segment consists of planting, harvesting and sale of sugarcane. Our Sugarcane segment had assets of Ps. 417.3 million and Ps. 322.8 million as of June 30, 2013 and 2012, respectively, representing 18% and 14% of our agricultural business assets at such dates, respectively. Our Sugarcane segment generated operating income of Ps. 27.2 million and operating loss of Ps. 6.2 for the financial years ended June 30, 2013 and 2012, respectively, representing 77% and 6%, of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Farmland Leases and Services” segment includes services, i.e. irrigation and farmland leases out to third parties. Our Farmland Leases and Services Segment had assets of Ps. 25.8 million and Ps. 34.7 million as of June 30, 2013 and 2012, respectively, representing 1% and 1% of our agricultural business assets at such dates, respectively. Our Farmland Leases and Services segment generated operating income of Ps. 12.1 million and Ps. 17.0 million for the financial years ended June 30, 2013 and 2012, respectively, representing 34% and -17%, of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Land Transformation and Sales” segment comprises the identification and acquisition of underdeveloped and undermanaged farmland property and the sale of farmland to profit from land value appreciation generated through the use of the land. Our Land Transformation and Sales segment had assets of Ps. 58.0 million and Ps. 55.6 million as of June 30, 2013 and 2012, respectively, representing 2% and 2% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated operating income of Ps. 132.6 million and Ps. 39.2 million for the financial years ended June 30, 2013 and 2012, respectively, representing 377% and -40%, of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Agro-industrial” segment consists of feedlot farming for slaughtering process in our own packing plant or for beef cattle finishing services to third parties. Feedlot farming is distinctive and requires specific care and diets, which differ from those, provided to free-range beef cattle. We assess this activity separately due to the distinctive characteristics of the beef cattle feedlot system and its integration with industrialized meat processing. Our Agro-industrial segment had assets of Ps. 30.7  million and Ps. 21.3 million as of June 30, 2013 and 2012, respectively, representing 1% and 1% of our agricultural business assets at such dates, respectively. Our Agro-Industrial segment generated operating loss of Ps. 24.5 million and Ps. 25.6 million for the financial years ended June 30, 2013 and 2012, respectively, representing -69% and 26%, of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “All Others” segment comprises the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure, mainly brokerage activities. Our All Others segment had assets of Ps. 34.4 million and Ps. 13.6 million as of June 30, 2013 and 2012,

•
respectively, representing 1% and 1% of our agricultural business assets at such dates, respectively. Our All Others segment generated operating income of Ps. 13.0 million and operating loss of Ps. 9.3 million for the financial years ended June 30, 2013 and 2012, respectively, representing 37% and 9%, of our consolidated operating income from agricultural business for such years, respectively.

Our Investment and Development Properties is further comprised of six reportable segments:

•
Our Shopping Centers segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenue from tenants. Our Shopping Centers segment had assets of Ps. 2,136.6 million and Ps. 2,247.7 million as of June 30, 2013 and 2012, respectively, representing 36% and 41% of our investment and development properties business assets at such dates, respectively. Our Shopping Centers segment generated operating income of Ps. 681.6 million and Ps. 564.0 million for the financial years ended June 30, 2013 and 2012, respectively, representing 63% and 75%, of our consolidated operating income for such years, respectively.

•
Our “Offices and Other Rentals” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants. Our Offices and Other Rentals segment had assets of Ps. 922.8 million and Ps. 1,092.8 million as of June 30, 2013 and 2012, respectively, representing 15% and 20% of our investment and development properties business assets at such dates, respectively. Our Offices and Other Rentals segment generated operating income of Ps. 121.8 million and Ps. 101.8 million for the financial years ended June 30, 2013 and 2012, respectively, representing 11% and 14%, of our consolidated operating income for such years, respectively.

•
Our “Development and Sales of Properties” segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business. Our Development and Sales of Properties segment had assets of Ps. 780.0 million and Ps. 671.9 million as of June 30, 2013 and 2012, respectively, representing 13% and 12% of our investment and development properties business assets at such dates, respectively. Our Development and Sales of Properties segment generated operating income of Ps. 170.5 million and Ps. 95.4 million for the financial years ended June 30, 2013 and 2012, respectively, representing 13% and 16%, of our consolidated operating income for such years, respectively.

•
Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps. 207.7 million and Ps. 220.3 million as of June 30, 2013 and 2012, respectively, representing 3% and 4% of our investment and development properties business assets at such dates, respectively. Our Hotels segment generated operating loss of Ps. 21.8 million and Ps. 9.6 million for the financial years ended June 30, 2013 and 2012, respectively, representing -2% and -1%, of our consolidated operating income for such years, respectively.

•
Our “International” segment includes mainly the consolidated results of operations of our office building property located at 183 Madison Avenue in New York, United States of America as from the date we obtained control of this operation plus our share of profit or loss of our associate  New Lipstick, a holding company which is the owner of Metropolitan. Metropolitan’s main asset is the Lipstick Building, a 34-story building located on Third Avenue between 53rd and 54th streets in Manhattan, New York City. Our International segment had assets of Ps. 877.1  million and Ps. 180.0 million as of June 30, 2013 and 2012, respectively, representing 15% and 3% of our investment and development properties business assets at such dates, respectively. Our International segment generated operating income of Ps. 129.3 million and operating loss of Ps. 8.8 million for the financial years ended June 30, 2013 and 2012, respectively, representing 4% and -1%, of our consolidated operating income for such years, respectively, mainly due to the consolidation of this investment in our audited consolidated financial statements, after increasing our interest up to 74.5% in Rigby 183 LLC on November 27, 2012.

•
Our “Financial Operations and Others” segment includes the income or loss generated by our associates Banco Hipotecario and Tarshop S.A. and the residual financial operations from our subsidiary Apsamedia. Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations (mainly mortgage lender, provider of mortgage-related insurance and mortgage loan services). Both Tarshop’s and Apsamedia’s operations consist primarily of lending and servicing activities related to the credit card offered to consumers at retail venues. Our Financial Operations and Others segment had assets of Ps. 1,084.6 million and Ps. 1,043.8 million as of June 30, 2013 and 2012, respectively, representing 18% and 19% of our investment and development properties business assets at such dates, respectively. Our Financial Operations and Others segment generated operating loss of Ps. 5.5  million and operative income of Ps. 5.8 million for the financial years ended June 30, 2013 and 2012, respectively, representing -1% and 1%, of our consolidated operating income for such years, respectively.

Agricultural Business

As of June 30, 2013, we owned 33 farmlands with approximately 643,891 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. Approximately 110,447 hectares of the land we own are used for crop production, approximately 77,963 hectares are for beef cattle production, 85,000 hectares are for sheep production, 2,780 hectares are for milk production and approximately 21,277 hectares are leased to third parties for crop and cattle beef production. The remaining 346,424 hectares of land reserve are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have developed 21,947 hectares for crop production. Also, during fiscal the year 2013 ended on June 30, 2013, we leased 45,492 hectares from third parties for crop production and 12,635 hectares for beef cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned, leased land and land under concession):

	2009(1) (5)	2010(1) (5)	2011(1) (5)	2012(1) (6)	2013(1) (6) (7)
Crops (2)	115,411	104,627	126,178	181,079	168,134
Beef Cattle (3)	128,859	105,857	102,279	95,995	91,053
Milk	4,334	4,900	2,571	3,022	2,780
Sheep	100,911	100,911	100,911	85,000	85,000
Land reserves (4)	356,796	343,153	339,744	459,680	478,246
Owned farmlands leased to third parties	8,317	11,049	14,026	25,538	31,593
Total (5)	714,628	670,497	685,709	850,314	856,806

(1)      Includes 35.723% of approximately 8,299 hectares owned by AgroUranga S.A., an associated Argentine company in which we own a non-controlling 35.7% interest.
(2)      Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)      Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.
(5)	Does not include Brasilagro.
(6)	As from fiscal year 2012, it includes Brasilagro and 100% of Cactus.
(7)	Includes farmlands owned by Brasilagro and Cresud sold in 2013.

In September 2005, we, together with other Brazilian partners, founded Brasilagro, a company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, Brasilagro increased its capital through a global and domestic offering of common shares, and as of June 30, 2013, we owned 39.64% of the outstanding common shares of Brasilagro. Through this company we control 7 farmlands, extending over a total surface area of 158,404 hectares allocated to the production of sugarcane, corn, soybean and timber.

Strategy

We seek to maximize our return on assets and overall profitability by (i) identifying, acquiring and operating agricultural properties having attractive prospects for increased agricultural production and/or medium or long-term value appreciation and selectively disposing of properties as appreciation is realized, (ii) optimizing the yields and productivity of our agricultural properties through the implementation of state-of-the-art technologies and agricultural techniques and (iii) preserving the value of our significant long-term investment in the urban real estate sector through our subsidiary IRSA.

Focus on maximizing value of our agricultural real estate assets

We conduct our agricultural activities with a focus on maximizing the value of our agricultural real estate assets. We rotate our portfolio of properties over time by purchasing properties which we believe have a high potential for appreciation and selling them selectively as opportunities arise to realize attractive capital gains. We achieve this by relying on the following principles:

•
Acquiring under-utilized properties and enhancing their land use: We seek to purchase under-utilized properties at attractive prices and develop them to achieve more productive uses. We seek to do so by (i) transforming non-productive land into beef cattle feeding land, (ii) transforming beef cattle feeding land into land suitable for more productive agricultural uses, (iii) enhancing the value of agricultural lands by changing their use to more profitable agricultural activities; and (iv) reaching the final stage of the real estate development cycle by transforming rural properties into urban areas as the boundaries of urban development continue to extend into rural areas. To do so, we generally focus on acquisitions of properties outside developed agricultural regions and/or properties that we believe will increase in value due to their proximity to existing or expected infrastructure.

•
Applying modern technologies to enhance operating yields and property values. We believe there is an opportunity to improve the productivity and long-term value of inexpensive and/or underdeveloped land by investing in modern technologies, such as genetically modified and high-yield seeds, direct sowing techniques, machinery, crop yield optimization through land rotation, irrigation and the use of fertilizers and agrochemicals. To enhance our beef cattle production, we use genetic technology and have a strict animal health plan, controlled periodically through traceability systems. In addition, we have introduced a feedlot to optimize our beef cattle management and modern milking technologies in our milk business.

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

•
International expansion. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in other countries. Although most of our properties are located in different areas of Argentina, we have begun a process of expansion into other Latin American countries, including Brazil, Bolivia, Paraguay and Uruguay.

Increase and optimize production yields

We seek to increase and improve our production yields through the following initiatives:

Implementation of technology.

•
To improve crop production, we use state-of-the-art technology. We invest in machinery and the implementation of agricultural techniques such as direct sowing. In addition, we use high-potential seeds (GMOs) and fertilizers and we apply advanced land rotation techniques. In addition, we consider installing irrigation equipment in some of our farmlands.

•
To increase beef cattle production we use advanced breeding techniques and technologies related to animal health. Moreover, we optimize the use of pastures and we make investments in infrastructure, including installation of watering troughs and electrical fencing. In addition, we have one of the few vertically integrated beef cattle processing operations in Argentina through Cactus Argentina S.A. (“Cactus”), a feedlot and slaughterhouse operator.

•
In our milking facility, we have implemented an individual animal identification system, using plastic tags for our beef cattle and “RFID” tags. We use software from Westfalia Co. which enables us to store individual information about each of our dairy cows.

Increased production.

Our goal is to increase our crop, beef cattle and milk production in order to achieve economies of scale by:

•
Increasing our owned land in various regions by taking advantage of attractive land purchase opportunities. In addition, we expand our production areas by developing lands in regions where agricultural and livestock production is not developed to its full potential. We believe in the use of technological tools for improving the productivity of our land reserves and enhancing their long-term value. However, current or future environmental regulations could prevent us from fully developing our lands by demanding us to maintain part of them as natural woodlands not allocated to production.

•
Diversifying our production and the weather risk by leasing farmlands, thus expanding our product portfolio and optimizing our geographic focus, in particular in areas that are not appealing in terms of land value appreciation but with attractive productivity levels. We believe that this diversification mix mitigates our exposure to seasonality, commodity price fluctuations, weather conditions and other factors affecting the agricultural and livestock sector.

•
Moreover, we believe that continuing to expand our agricultural operations outside of Argentina will help us improve even more our ability to produce new agricultural products, further diversifying our mix of products, and mitigating our exposure to regional weather conditions and country-specific risks.

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

•
Hotel operations. We believe our portfolio of three luxury hotels is positioned to take advantage of the future growth in tourism and business travel in Argentina. We seek to continue with our strategy to invest in high-quality properties that are operated by leading international hotel companies to capitalize on their operating experience and international reputation. We also seek to continue to invest in improvements for our hotels.

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

•
International. In the past, IRSA has made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. We have recently increased our interest to 74.5% of the office building located at Madison Avenue in the City of New York. We also have a 49.87% interest in a US company, whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we hold 34% of Supertel Hospitality Inc REIT’s voting rights (NASDAQ: SPPR) and we have recently sold our almost entire shareholding in the Hersha REIT (NYSE: HT), which holds a controlling interest in 65 hotels in the United States, totaling around 9,221 rooms. As of June 30, 2013, IRSA held a 0.49% stake in the company. We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development options.

Our Principal Agricultural Business Activities

During the fiscal year ended June 30, 2013, we conducted our operations on 33 owned farmlands and 78 leased farmlands. Some of the farmlands we own are engaged in more than one productive activity at the same time.

Volume (in tons)	Stock as of 06/30/2012	Fiscal Year 2013 Production	Fiscal Year 2013 Sales	Stock as of 06/30/2013
Wheat	6,360	4,505	10,735	-
Corn	90,177	107,257	271,144	34,667
Sunflower	3,501	12,437	10,551	5,855
Soybean	47,587	220,293	208,814	45,928
Sugarcane	45,819	1,156,848	1,179,877	-
Milk (1)	-	18,459	17,870	-
Beef	22,882	8,196	10,180	20,898

(1)	In thousands of liters.

Crops and Sugarcane

Our crop production is mainly based on grains and oilseeds and sugarcane. Our main crops include wheat, corn, soybean and sunflower. Other crops, such as sorghum, are sown occasionally and represent only a small percentage of total sown land.

Production

The following table shows, for the fiscal years indicated, our crop and sugarcane production volumes measured in tons:

	2009(1)	2010(1)	2011(1)	2012(2)	2013(2)
Wheat	21,375	11,636	16,386	18,200	4,505
Corn	110,149	127,060	171,614	143,639	107,257
Sunflower	13,030	7,641	13,512	14,524	12,436
Soybean	76,893	126,956	154,008	193,554	220,293
Sugarcane	-	-	-	576,048	1,156,848
Other	15,584	49,323	111,391	16,400	10,899
Total	237,031	322,616	466,911	962,365	1,512,238

(1)	Does not include production from Agro-Uranga S.A. or Brasilagro.
(2)	Does not include production from Agro-Uranga S.A. Includes Brasilagro.

Below is the geographical distribution of our agricultural production for the last two seasons, measured in hectares:

2013 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Wheat	3,224	-	1,281	-	4,505
Corn	58,336	34,630	14,291	-	107,257
Sunflower	12,089	-	347	-	12,436
Soybean	82,229	106,276	31,601	187	220,293
Sorghum	2,543		2,638	305	5,486
Other	3,055	2,358	-	-	5,413
Sugarcane	-	1,014,234	142,614	-	1,156,848
Total	161,476	1,157,498	192,772	492	1,512,238

2012 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Wheat	17,212	-	988	-	18,200
Corn	49,689	72,387	21,563	-	143,639
Sunflower	13,231	-	1,293	-	14,524
Soybean	79,164	83,319	29,976	1,096	193,555
Sorghum	949	-	4,431	2,133	7,513
Other	7,606	1,280	-	-	8,886
Sugarcane	-	576,030	18	-	576,048
Total	167,851	733,016	58,269	3,229	962,365

Sales

Below is the total volume of crops and sugarcane sold broken down into geographical areas, measured in tons:

2013 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Wheat	9,566	-	1,169	-	10,735
Corn	184,515	64,913	21,715	-	271,143
Sunflower	9,667	-	884	-	10,551
Soybean	79,255	100,311	27,645	1,603	208,814
Sorghum	1,278	-	3,939	590	5,807
Other	9,274	4,778	-	-	14,052
Sugarcane	-	1,047,792	132,085	-	1,179,877
Total	293,555	1,217,794	187,437	2,193	1,700,979

2012 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Wheat	19,758	-	988	-	20,746
Corn	154,845	55,974	13,295	-	224,114
Sunflower	16,802	-	1,293	-	18,095
Soybean	104,378	111,080	33,567	2,615	251,640
Sorghum	3,660	-	3,254	1,583	8,497
Other	5,366	6,153	-	-	11,519
Sugarcane	-	636,335	-	-	636,335
Total	304,809	809,542	52,397	4,198	1,170,946

The following table shows the hectares of sown land for the fiscal years indicated below:

	2009(1)(2)	2010(1)(2)	2011(1)(2)	2012(1)(3)	2013(1)(3)
Own	43,193	47,448	59,122	127,793	113,705
Under lease	59,615	42,696	52,205	44,508	45,492
Under concession	8,067	10,816	10,401	8,778	8,937
Leased to third parties	-	-	-	23,595	18,223
Total	110,875	100,960	121,728	204,674	186,357

(1)	Sown land may differ from that indicated under “Uses of Land”, since some hectares are sown twice in the same season and therefore are counted twice.
(2)	Does not include Brasilagro or Agro-Uranga S.A.
(3)	Includes Brasilagro. Does not include Agro-Uranga S.A.

Stock	2013 Season	2012 Season	Variation
Corn	34,667	90,177	-61.6%
Soybean	45,928	47,587	-3.5%
Sunflower	5,855	3,501	67.2%
Sorghum	3,577	2,581	38.6%
Wheat	-	6,360	(100.0)%
Cotton	239	1,269	-81.2%
Sugarcane	-	45,819	(100.0)%
Other	-	1,321	(100.0)%
Total	90,266	198,615	-54.6%

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions that allow us to sow a diversified range of products. Our leased land for crops is mostly located in the Pampas region, a favorable area for crop production. The leased farmlands are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farmlands for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. The principal advantage of leasing farmlands is that leases do not require us to commit large amounts of capital to the acquisition of lands but allow us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

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

Results

The following table shows this segment’s results for the fiscal year 2013, compared to the previous fiscal year:

 Crops

In millions of Ps.	FY 2013	FY 2012	YoY var
Revenues	750.2	636.1	17.9%
Costs	(1,227.8)	(1,051.9)	16.7%
Initial recognition and changes in Fair value of biological assets and agricultural produce at the point of harvest	572.1	513.4	11.4%
Changes in the net realizable value of agricultural produce after harvest	11.8	2.5	379.7%
Gross Income	106.2	100.1	6.1%
General and administrative expenses	(87.7)	(86.8)	1.1%
Selling expenses	(115.0)	(88.4)	30.1%
Other operating results, net	(11.2)	(58.1)	(80.6%)
Operating Income / (Loss)	(107.7)	(133.1)	(19.1%)
Share of Profits/(Loss) of associates	8.1	6.0	34.9%
Segment (Loss)	(99.6)	(127.1)	(21.7%)

 Sugarcane

In millions of Ps.	FY 2013	FY 2012	YoY var
Revenues	160.3	98.9	62.1%
Costs	(302.2)	(167.9)	80.0%
Initial recognition and changes in Fair value of biological assets and agricultural produce at the point of harvest	197.3	82.3	139.9%
Gross Income	55.4	13.2	319.1%
General and administrative expenses	(24.2)	(19.4)	24.4%
Selling expenses	(4.0)	-	(100)%
Other operating results, net	-	-	-
Operating Income / (Loss)	27.2	(6.2)	538.8%
Share of Profits/(Loss) of associates	-	-	-
Segment Income / (Loss)	27.2	(6.2)	538.8%

During this season we expected better results; yet, weather conditions prevented us from reaching our projections. On the one hand, part our seeding was delayed due to excessive rainfall, leading to a reduction in planted area and yields. Besides, during the summer rainfall levels were lower than required, affecting the productivity of our crops. The lower production was offset by slightly higher prices.

Beef Cattle

Our beef cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten beef cattle which we sell to slaughterhouses and supermarkets. As of June 2013, our beef cattle aggregated 57,209 heads, and we had a total surface area of 91,053 hectares of own and leased lands devoted to this business activity. In addition, we have leased to third parties 13,371 hectares assigned to these activities.

During the fiscal year ended June 30, 2013, our beef cattle activities generated sales of Ps. 76.7 million, representing 5.7% of our total consolidated sales from the agricultural business, and our production was 8,196 tons, a decrease of 12.1% compared to the previous fiscal year. This fall was mainly due to adverse weather conditions that affected our beef cattle’s fattening capacity.

The following table sets forth, for the fiscal years indicated below, the beef cattle production volumes measured in tons:

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
Beef cattle production (2)	7,112	3,153	6,519	9,329	8,196

(1)	Does not include production from Agro-Uranga S.A.
(2)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

Management by lot in our pastures is aided by electrical fencing which may be easily relocated to supplement our land-rotation cycles. Our beef cattle herd is subject to a 160 kg to 360 kg fattening cycle by grazing in pastures located in our north farmlands, where conditions are adequate for initial fattening. For fattening above 360 kg, beef cattle are fattened in our San Luis feedlot until they reach 430 kg. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered.

Our beef cattle breeding activities are carried out with breeding cows and bulls and our fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired beef cattle are directly submitted to the fattening process. Upon starting this process, beef cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kg and 280–295 kg, respectively, depending on the breed.

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management are expected to further improve pregnancy levels in the coming years. Reproductive indicators improved thanks to the implementation of technologies, which have included handling techniques and females artificial insemination with beef cattle genetics especially selected for the stock which is purchased from specialized companies in quality semen elaboration for meat production. We use veterinarian products manufactured by leading national and international laboratories. It is important to emphasize the work of a veterinarian advising committee, who are external to us and visit each establishment monthly to control and agree tasks.

Currently, the beef cattle raising farmlands are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area.

Our beef cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of head of beef cattle for each activity:

	2009(2)	2010(2)	2011(2)	2012(2)	2013(2)
Breeding (1)	59,283	61,859	50,430	42,109	35,743
Fattening	28,520	9,379	22,697	17,326	21,466
Total	87,803	71,238	73,127	59,435	57,209

(1)           For classification purposes, upon birth, all calves are considered to be in the breeding process.
(2)           Does not include heads of beef cattle from Agro-Uranga S.A.

We seek to improve beef cattle production and quality in order to obtain a higher price through advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain herds with characteristics better suited to the pastures in which they graze. To enhance the quality of our herds even further, we plan to continue improving our pastures through permanent investment in seeds and fertilizers, an increase in the watering troughs available in pastures, and the acquisition of round bailers to cut and roll grass for storage purposes.

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

Results

The following table shows this segment’s results for the fiscal year 2013, compared to the previous fiscal year:

In millions of Ps.	FY 2013	FY 2012	YoY var
Revenues	76.7	132.3	(42.0%)
Costs	(145.9)	(163.5)	(10.7%)
Initial recognition and changes in Fair value of biological assets and agricultural produce at the point of harvest	79.3	79.0	0.4%
Changes in the net realizable value of agricultural produce after harvest	-	0.1	(100%)
Gross Income	10.0	47.9	(79.1%)
General and administrative expenses	(12.8)	(14.9)	(14.2%)
Selling expenses	(10.9)	(11.6)	(5.4%)
Other operating results, net	(3.3)	(3.0)	9.1%
Operating (Loss)	(17.0)	18.4	192.2%
Share of profit/(loss) of associates	-	-	-
Segment (Loss)/income	(17.0)	18.4	192.2%

Milk Production

As of June 30, 2013, we conducted our milk business in the dairy facility located in “El Tigre” farmland in La Pampa, Argentina. We have a capacity of 2,392 cows in milking per day and seek to increase total productivity through the application of new technologies including improved genetic management for milk production, feeding strategic planning based on beef cattle specific requirements and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by surveying the information supplied by the farmland.

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

The following table sets forth, for the periods indicated, the average number of our dairy cows, average daily production per cow and our total milk production:

	2009(1)	2010(1)	2011(1)	2012(1)	2013(1)
Average dairy cows per day	3,286	3,297	2,816	2,046	2,392
Production (daily liters per cow)	17.4	18	19.1	22.9	20.4
Total production (thousands of liters)	20,898	21,690	19,605	16,563	18,459

(1)	Does not include production from AgroUranga S.A.

At the closing of the fiscal year 2013, we had 6,529 heads of beef cattle on 2,780 hectares involved in the production of milk; whereas as of June 30, 2012, we had 6,184 heads of beef cattle on 3,022 hectares.

Results

The following table shows this segment’s results for the fiscal year 2013, compared to the previous fiscal year:

In millions of Ps.	FY 2013	FY 2012	YoY var
Revenues	38.8	30.2	28.7%
Costs	(74.8)	(57.8)	29.4%
Initial recognition and changes in Fair value of biological assets and agricultural produce at the point of harvest	40.7	34.0	19.8%
Gross Income	4.7	6.3	(25.3%)
General and administrative expenses	(2.9)	(2.9)	(0.9%)
Selling expenses	(1.7)	(1.2)	38.4%
Other operating results, net	(0.7)	(0.6)	26.6%
Operating (Loss)	(0.6)	1.6	139.9%
Share of profit/(loss) of associates	-	-	-
Segment (Loss)/income	(0.6)	1.6	139.9%

Agro-industrial

This segment consists in the fattening of beef cattle in feedlots for own or third-party slaughterhouses. Feedlot beef cattle breeding requires specific care and diets that differ from those applicable to natural grass-fed beef cattle breeding.

Our feedlot operations are developed through our subsidiary Cactus Argentina S.A. and take place in a 170-hectare farmland located in Villa Mercedes, Province of San Luis, which started to operate in September 1999. Cactus has been a pioneer in feedlot services with 18,000 heads of beef cattle capacity, depending on the size of the beef cattle.

Moreover, through our subsidiary Sociedad Anónima Carnes Pampeanas S.A. (“Carnes Pampeanas”) we own a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,600 beef cattle heads per month.

During the last years, the smaller supply of beef cattle has adversely affected the value chain by reducing cold-storage plant utilization. This has left several plants struggling to remain operational in view of the poor returns and shortage of raw materials. Our investment in Carnes Pampeanas has not escaped unscathed of this situation.

Since December 2011, the packing plant had remained closed due to the difficult situation experienced by the industry. With the support of the Provincial Government of La Pampa and the Federal Government, combined with Cresud’s confidence that the business could be successfully resumed, in August 2012 the packing plant was reopened and restarted production.

Fiscal year 2013 has been a tough year for our agro-industrial segment due to the unfavorable market scenario. We expect it to improve in the next year and to be able to increase production levels and recover this segment’s profitability.

Results

The following table shows this segment’s results for the fiscal year 2013, compared to the previous fiscal year:

In millions of Ps.	FY 2013	FY 2012	YoY var
Revenues	207.8	100.1	107.6%
Costs	(198.4)	(110.8)	79.1%
Gross income / (loss)	9.4	(10.7)	-
General and administrative expenses	(11.0)	(7.4)	49.1%
Selling expenses	(21.5)	(7.6)	181.3%
Other operating results, net	(1.3)	0.1	-
Operating loss	(24.4)	(25.6)	(4.5%)
Share of profit/(loss) of associates	-	-	-
Segment loss	(24.4)	(25.6)	(4.5%)

Other Segments

Results

The following table shows this segment’s results for the fiscal year 2013, compared to the previous fiscal year:

In millions of Ps.	FY 2013	FY 2012	YoY var
Revenues	83.3	55.1	51.3%
Costs	(71.2)	(46.1)	54.5%
Initial recognition and changes in Fair value of biological assets and agricultural produce at the point of harvest	(1.0)	0.1	-
Gross Income	11.1	9.0	23.1%
General and administrative expenses	(7.1)	(4.9)	44.2%
Selling expenses	(6.9)	(5.3)	30.0%
Management fee	-	(8.7)	-
Other operating results, net	15.9	0.7	2,283.8%
Operating Income / (loss)	13.0	(9.2)	-
Share of profit/(loss) of associates	1.1	(0.4)	-
Segment Income / (loss)	14.1	(9.6)	-

Leases and Agricultural Services

Lease of Farmlands

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

The initial duration of lease agreements is typically one crop season. Leases of farmlands for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for beef cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During the fiscal year 2013, we leased to third parties a total of 78 fields, covering 60,685 hectares, including 7,699 hectares in Brazil. Out of the total leased area, 45,624 hectares were assigned to agricultural production, including double crops, and 12,635 hectares to beef cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2009	2010	2011	2012(1)	2013(1)
	(in hectares)
Crops	59,615	42,696	52,205	42,515	45,492
Beef cattle	32,795	12,635	12,635	12,635	12,635

 (1) Includes Brasilagro.

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

We lease own farmlands to third parties for agriculture, beef cattle breeding and seed production, mainly in two types of farmlands. On the one hand, we lease our farmlands under irrigation in San Luis (Santa Bárbara and La Gramilla) to seed producers. These farmlands are ideal for obtaining steady production levels, given the quality of their soil and the weather conditions of the area, along with the even humidity provided by irrigation.

On the other hand, we lease farmlands recently put into production after agricultural development. In this way we manage to reduce our production risk, ensuring fixed rental income until the new farmlands reach stable productivity levels.

In addition, in this segment we include the irrigation service we provide to our own farmlands leased to third parties.

Results

The following table shows this segment’s results for fiscal year 2013, compared to the previous fiscal year:

In millions of Ps.	FY 2013	FY 2012	YoY var
Revenues	30.8	25.3	21.8%
Costs	(12.1)	(2.6)	369.5%
Gross income	18.8	22.7	(17.5%)
General and administrative expenses	(4.1)	(3.7)	11.2%
Selling expenses	(1.5)	(1.3)	17.2%
Other operating results, net	(1.0)	(0.7)	42.3%
Operating income	12.1	17.0	(29.0%)
Share of profit/(loss) of associates	-	-	-
Segment income	12.1	17.0	(29.0%)

Acquisition, Sale and Transformation of Lands

Land Acquisitions

We intend to increase our farmland portfolio by acquiring large extensions of land with high appreciation or production potential. We also intend to transform the land acquired from non-productive to beef cattle breeding, from beef cattle breeding to farming, or applying technology to improve farming yields so as to generate higher land appreciation.

In our view, the sector’s potential lies in developing marginal areas and/or under-utilized areas. As a result of current technology, we may achieve similar yields with higher profitability than core areas; this may result in the appreciation of land values.

At present, prices of farmlands used in agricultural production have increased in the southern hemisphere (mainly South America) but continue to be relatively low compared to the northern hemisphere (U.S. and Europe). Our financial strength relative to other Argentine producers gives us the chance to increase our land holdings at attractive prices, improve our production scale and create potential for capital appreciation.

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, beef cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding neighboring farmlands (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and create potential for capital appreciation.

On May 30, 2008, IRSA signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a portion of a farmland located in the District of Luján, Province of Buenos Aires. The transaction was agreed for a price of US$ 3.0 million, US$ 1.2 million of which were paid on that date.

On December 13, 2008, the Company was formally recognized as principal of the transaction; the balance of US$ 1.8 million will be paid by the Company upon execution of the title deed.

On September 5, 2008, we signed the title deed for the purchase of 10,910 hectares of “Estancia Carmen” farmland located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million, that was paid in full.

On July 28, 2008, we signed a bill of purchase for 4,566 hectares of “Las Londras” farmland located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of US$ 11.4 million, which had been fully paid as of June 30, 2011.

On July 28, 2008, we signed a bill of purchase for 883 and 2,969 hectares of “San Cayetano” and “San Rafael” farmlands, respectively, located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of US$ 8.8 million, which had been fully paid as of June 30, 2012.

On July 28, 2008, we signed a bill of purchase for 3,748 hectares of “La Fon Fon” farmland, located in the Province of Obispo Santiesteban, Republic of Bolivia. The transaction was agreed for a price of US$ 8.6 million, which had been fully paid as of June 30, 2012.

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

The first plot is a farmland of approximately 2,660 hectares allocated to sugar cane production. Its purchase price was US$ 8.4 million. Upon the execution of the purchase agreement US$ 2 million were paid, and the balance is payable in four installments, the first of which installment was paid in July 2011 and the last one will be paid in October 2012.

The second purchase involves a farmland of approximately 2,340 hectares allocated to soybean production. Its purchase price was US$ 5 million, US$ 1.7 million of which has been paid already while the remaining balance is payable in four semi-annual consecutive installments, the first installment was paid in December 2011 and the last one will be paid in June 2013.

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

The following chart shows, for the fiscal years indicated below, certain information concerning our land acquisitions for each of the last fifteen fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Amount of Acquisitions (Ps. million)
1998 (1)	8	31.5
1999	-	-
2000	-	-
2001	-	-
2002	-	-
2003 (2)	1	25.0
2004	-	-
2005 (3)	2	9.3
2006 (4)	1	45.9
2007 (5)	1	7.3
2008 (6)	2	4.5
2009 (7)	7	133.2
2010 (8)	-	5.0
2011 (9)	3	61.5
2012	-	-
2013	-	-

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

Farmland Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farmlands with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

The following chart shows, for the fiscal years indicated below, certain information concerning our land sales for each of the last 15 fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Gross Proceeds from Sales (Ps. million)	Profit/ (Loss) (1) (Ps. million )
1998 (2)	2	6.8	4.1
1999 (3)	2	27.8	9.4
2000	-	-	-
2001 (4)	2	9.0	3.0
2002 (5)	3	40.6	14.8
2003 (6)	2	12.0	4.9
2004 (7)	2	4.1	1.7
2005 (8)	2	29.8	20.0
2006 (9)	1	16.1	9.9
2007 (10)	3	29.9	22.3
2008 (11)	2	23.0	20.0
2009 (12)	2	2.0	1.9
2010 (13)	1	18.6	13.7
2011 (14)	2	84.5	54.6
2012 (15)	3	93.7	45.5
2013 (16)	4	332.6	149.6

(1)	Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.

(2)	Includes the sale of 7,878 hectares of “Moroti” and “Santa Rita” farmlands.

(3)	Includes the sale of “El Meridiano” and “Runciman” farmlands of 6,302 and 3,128 hectares, respectively.

(4)	Includes the sale of “El Bañadito” and “Tourne” farmlands of 1,789 and 19,614 hectares, respectively.

(5)	Includes the sale of “El Silencio”, “La Sofia” and “El Coro” farmlands of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.

(6)	Includes the sale of “Los Maizales” and “San Luis” farmlands of 618 and 706 hectares, respectively.

(7)	Includes the sale of “41-42” farmland of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.

(8)	Includes the sale of “Ñacurutú” and “San Enrique” farmlands of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.

(9)	Includes the sale of “El Gualicho” farmland of 5,727 hectares.

(10)	Includes the sale of 20,833 hectares of “Tapenagá” farmland and the partial sale of 14,516 hectares of “Los Pozos” farmland and 50 hectares of “El Recreo” farmland.

(11)	Includes the partial sale of 4,974 hectares of “Los Pozos” farmland and the partial sale of 2,430 hectares of “La Esmeralda” farmland.

(12)	Includes the partial sale of 1,658 hectares of “Los Pozos” farmland and the partial sale of 1,829 hectares of “El Recreo” farmland.

(13)	Includes the sale of 12,071 hectares of “Tali Sumaj”.

(14) (15)
Includes the sale of “La Juanita” farmland, of 4,302 hectares, and the partial sale of 910 hectares of “La Fon Fon”.

Includes the sale of 2,447 hectares of “San Pedro” farmland, the partial sale of 1,194 hectares of “La Fon Fon” farmland, and the partial sale of 115 hectares of “Puerta de Lujan” farmland.

(16)
Includes the sale of 14,359 hectares of “Horizontina” farmland , the partial sale of 394 hectares of  “Araucaria” farmland,  the partial sale of “Cremaq” farmland of  4.985 hectares, and the partial sale of  5,613 hectares of La “Suiza” farmland.

On July 24, 2008, we signed the deed of sale for two parcels of "El Recreo" farmland (1,829 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.36 million, which was collected in full. This transaction generated a gain of US$ 0.3 million.

On April 7, 2009, we signed the deed of sale for 1,658 hectares of "Los Pozos" farmland located in the Province of Salta. The transaction was agreed for a price of US$ 0.5 million, that was collected in full. This transaction generated a gain of US$0.5 million.

On June 15, 2010, we signed the deed of sale of the “Tali Sumaj” farmland (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 4.8 million, that was collected in full.

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

On September 3, 2010, we signed the title deed of sale of the “La Juanita” farmland, located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of US$ 18 million, which have been fully paid. The result of the sale was a gain of approximately Ps.49.6 million.

In June, 2011, we agreed upon the sale of 910 hectares of “La Fon Fon” farmland, located in the Province of Obispo Santiesteban, Republic of Bolivia. This parcel of land was allocated to agriculture and its total agreed amount was US$ 3.6 million, equivalent to US$ 4,000 per hectare, which had been purchased in 2008 for a price of US$ 2,300 per hectare. We have received 80.0% of the purchase price and the balance will be collected in December 2013.

On September 28, 2011, Brasilagro sold the Sao Pedro farmland, a rural property located in the Municipality of Chapadão do Céu – GO with a total surface area of 2,447 hectares, including 1,724 hectares suitable for agriculture. The transaction price was R$ 23.3 million (equivalent to Ps. 59.8 million and 580,000 bags of soybean seeds). The result of the sale was a gain of Ps. 27.8 million.

The purchaser has paid the amount in Reais equivalent to 352,500 tons of soybean. The remaining balance is payable in three annual installments due on March 30 of each year, for an amount of 92,500 bags of soybean each.

On March 2, 2012, we agreed upon the sale of 1,194 additional hectares of “La Fon Fon” farmland for US$ 4.8 million, US$ 2.4 million of which have been collected. The balance will be payable in four semi-annual consecutive installments, which is due on November 30, 2013 and thereafter. Possession was surrendered on June 30, 2012. The result of the sale was a gain of Ps. 6.6 million.

On May 22, 2012, the Company sold, assigned and conveyed to APSA a 115-hectare plot of land that forms part of the property “Puerta de Luján” located in the District of Luján, Province of Buenos Aires, for a total amount of US$ 8.9 million (Ps. 15.5 million), which has been fully collected. The result of the sale was a gain of Ps. 11.1 million.

On October 11, 2012, our subsidiary Brasilagro announced the sale of Horizontina, a 14,359-hectare farmland located in the State of Maranhão. The transaction’s total price was R$ 75.0 million, out of which R$ 27 million have been already collected. R$ 22.0 million were paid in January 2013 and R$ 3 million were collected in August 2013. As of June 30, 2012, the asset was valued at R$ 46.0 million. This transaction reflects a full development cycle, where the acquisition, development, production and sale stages generated an Internal Rate of Return (real estate + output) of approximately 27%. The result of the sale was Ps. 53.9 million less commission, expenses and taxes.

On April 25 2013, Brasilagro sold 394 hectares of Araucaria farmland which is located in the municipal district of Mineiros – GO. The total transaction amount was fixed in an amount of cash equivalent to 248,000 bags of soybean (amounting approximately R$ 11.7 million). From this amount an initial payment in cash equivalent to 36,000 bags of soybean was received, and the balance is payable in eight semi-annual installments, the first of which falls due in August 2013. We recognized a gain for the sale of Rs. 6.7 million (equivalent to Ps. 12.6 million).

On May 10, 2013, Brasilagro sold 4,895 hectares of Cremaq farmland which is located in the municipal district of Baixa Grande do Ribeiro – PI. The total transaction amount was fixed in an amount of cash equivalent to 901,481 bags of soybean (amounting to approximately R$ 42.1 million). From this amount, an initial payment in cash equivalent to 90,148 bags of soybean was received, and the balance is payable in five installments, the first of which falls due in August 2013. We recognized a gain for the sale of Rs. 26.5 million (equivalent to Ps. 53.2 million).

On June 19, 2013, Cresud executed with Vargas Derka SH a deed of sale of a parcel of the “La Suiza” farmland, consisting of 5,613 hectares allocated to beef cattle production, located close to the “Villa Angela” district, in the Province of Chaco. The remaining portion of such farmland is a 36,380-hectare parcel intended for mixed activities. The total transaction amount was US$ 6.7 million, which had been fully collected as of the date of execution of the title deed, generating a gain of Ps. 29.8 million.

Farmland Development

We consider that there is great potential in farmland development where, through the use of current technology, we may achieve similar yields with higher profitability than in core areas.

As of June 30, 2013, we owned land reserves in the region extending over more than 339,226 hectares (after deducting the land reserves of the farms that have been sold during this fiscal year. For more information see "Acquisitions, dispositions and authorization pending approval"). In addition, we have a concession over 132,000 hectares, of which 112,747 are reserved for future development, and 19,253 are used for agricultural activities. This land reserves were purchased at very attractive prices and we believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

We conducted our land development business in Argentina mainly in our “Los Pozos” farmland in the Province of Salta. In fiscal the year 2013, we had 58,751 hectares in operation. During the fiscal year 2013, we developed 3,650 hectares intended for agricultural production and 1,705 hectares intended for beef cattle raising, reaching 58,714 hectares in operation.

Furthermore, during the fiscal year 2013 we continued with the development of 1,497 hectares intended for agriculture and 629 hectares intended for beef cattle raising at Agropecuaria ANTA S.A., whether through our own agricultural activities or by leasing lands to third parties thus we reached 21,947 hectares devoted to agricultural production.

In connection with our business in Paraguay, during the fiscal year 2013 Cresca S.A. made progress in the development of its farmlands, developing 937 hectares during 2013, and reaching an aggregate of 12,330 hectares in operation intended for agriculture and beef cattle breeding. For the next fiscal year, Cresca plans to continue to develop 1,000 hectares for agricultural production. Our developments in Brazil, through our subsidiary Brasilagro, consisted of 11,805 hectares of developed land.

Results

The following table shows this segment’s results for the fiscal year 2013, compared to the previous fiscal year:

In millions of Ps.	FY 2013	FY 2012	YoY var
Revenues	-	-	-
Costs	(5.7)	(4.7)	22.0%
Gross Loss	(5.7)	(4.7)	22.0%
Gain from disposal of farmlands	149.6	45.5	228.8%
General and administrative expenses	(0.5)	(0.5)
Selling expenses	(10.6)	(1)	(960.0)%
Other operating results, net	(0.1)	(0.1)
Operating Income	132.6	39.2	238.1%
Segment Income	132.6	39.2	238.1%

Farmland Portfolio

As of June 30, 2013, we owned, together with our subsidiaries, 32 farmlands, with a total surface area of 619,841 hectares.

The following table sets forth our exploited farmland portfolio as of June 30, 2013:

Use of Farmlands Owned and under Concession as of June 30, 2013
	Locality	Province	Date of	Surface Area	Main Business	Beef Cattle	Sheep	Milk	Agriculture	Beef cattle
			Acquisition	(has)		(has)	(has)	(has)	(has)	(Head)
La Adela	Lujan	Buenos Aires	Original	1,054	Agriculture				861
El Recreo	Recreo	Catamarca	May 95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May 95	240,858	Beef cattle/ Agriculture/ Natural woodlands	46,979			11,772	28,548
San Nicolás (1)	Rosario	Santa Fe	May 97	1,431	Agriculture				1,331
Las Playas (1)	Idiazabal	Cordoba	May 97	1,534	Agriculture/ Milk				1,493
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov 97	7,072	Agriculture Under irrigation				3,897
La Suiza(5)	Villa Angela	Chaco	Jun 98	41,993	Agriculture/ Beef cattle	36,694			3,893	18,677
La Esmeralda	Ceres	Santa Fe	Jun 98	9,370	Agriculture/ Beef cattle				8,430
El Tigre	Trenel	La Pampa	Apr 03	8,360	Agriculture/ Milk			2,780	4,210	6,529
El Invierno	Rancul	La Pampa	Jun 05	1,946	Agriculture				1,844
San Pedro	Concepción de Uruguay	Entre Rios	Sep 05	6,022	Agriculture	1,143			4,408
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May 07/ Sep 08	100,911	Sheep		85,000			8,869
Cactus Argentina	Villa Mercedes	San Luis	Dec 97	171	Feedlot	170
Las Vertientes	Las Vertientes	Cordoba	Mar 98	4	Silo
La Esperanza	Rancul	La Pampa	Mar 08	980	Agriculture				334
Las Londras	Santa Cruz	Bolivia	Nov 08	4,566	Agriculture				3,892
San Cayetano	Santa Cruz	Bolivia	Nov 08	883	Agriculture				862
San Rafael	Santa Cruz	Bolivia	Nov 08	2,969	Agriculture				2,919
La Fon Fon	Santa Cruz	Bolivia	Nov 08	1,643	Agriculture				1,643
La Primavera	Santa Cruz	Bolivia	Jun 11	2,340	Agriculture				1,460
Cuatro Vientos	Santa Cruz	Bolivia	Jun 11	2,658	Agriculture				1,943
Jerovia (2)	Mariscal Estigarribia	Paraguay	Feb 09	22,789	Agriculture/ Natural woodlands	455			3,258	446
Establecimiento Mendoza	Lujan de Cuyo	Mendoza	Mar 11	389
Cremaq(7)	Baixa Grande Ribeiro/PI	Brazil	Oct 06	32,702	Agriculture				19,698
Jatoba	Jaborandi/BA	Brazil	Mar 07	31,606	Agriculture				14,394
Alto Taquari	Alto Taquari/MT	Brazil	Aug 07	5,186	Agriculture				3,084
Araucaria(6)	Mineiros/GO	Brazil	Apr 07	9,682	Agriculture				5,106
Chaparral	Correntina/BA	Brazil	Nov 07	37,182	Agriculture				10,261
Nova Buruti	Januária/MG	Brazil	Dec 07	24,247	Forestry				0
Preferencia	Barreiras/BA	Brazil	Sep 08	17,799	Beef cattle	5,892			200
Horizontina(4)	Tasso Fragoso/MA	Brazil	Apr 10	14,359	Agriculture				7,161

Subtotal Own (4) (5) (6) (7)				645,101		91,333	85,000	2,780	118,354	63,069
Agropecuaria Anta SA (3)	Las Lajitas	Salta		132,000					19,253
Subtotal under Concession				132,000					19,253
Total				777,101		91,333	85,000	2,780	137,607	63,069

(1)     Hectares in proportion to our 35.723% interest in AgroUranga S.A.
(2)	Hectares in proportion to our 50.0% interest in Cresca S.A.
(3)     Hectares under concession. Includes 13,605 hectares operated by third parties.
(4)     Horizontina farmland was totally sold in October 2012.
(5)     On February 1st, 2013, a fraction of 5,613 hectares of La Suiza farmland was sold.
(6)     On May 6, 2013, Brasilagro informed the sale of 394 hectares of Araucaria farmland.
(7)     On May 14, 2013, Brasilagro informed the sale of 4,895 hectares of Cremaq farmland.

La Adela

“La Adela” farmland is located 60 kilometers northwest of Buenos Aires, it is one of our original farmlands. In December 2001, the dairy facility was closed down, using its total surface area for crop production. Between March 2005 and December 2007 we bought 72 additional hectares which were added to the existing 982 hectares. During the fiscal year ended June 30, 2013, 861 hectares were used for corn and soybean crops.

El Recreo

“El Recreo” farmland, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall not in excess of 400 mm. This farmland is maintained as a productive reserve.

Los Pozos.

The “Los Pozos” farmland, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to beef cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2013, we used 6,849 hectares in agricultural production and 4,923 hectares intended for agriculture were leased to third parties. We completed the development of tropical pastures in almost 45,000 hectares. As of June 30, 2013, there were 28,548 heads of beef cattle in this farmland.

San Nicolás

“San Nicolás” is a 4,005-hectare farmland owned by AgroUranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2013, approximately 6,328 hectares were in use for agricultural production, including double crops. The farmland has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

           The “Las Playas” farmland has a surface area of 4,294 hectares and is owned by AgroUranga S.A. Located in the Province of Córdoba, it is used primarily for agricultural and milk production purposes. As of June 30, 2013, the farmland had a sown surface area, including double crops, of 5,683 hectares for grain production.

La Gramilla and Santa Bárbara

These farmlands have a surface area of 7,052 hectares in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farmlands well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2012/2013 farm season, a total of 2,531 hectares were sown, 716 hectares of which were sown under contractual arrangements with seed producers, and we leased, in turn, 1,366 hectares to third parties. The remaining hectares are used as land reserves.

La Suiza

           The “La Suiza” farmland has a surface area of 41,993 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising beef cattle. As of June 30, 2013, “La Suiza” had a stock of approximately 18,677 heads of beef cattle. During the 2012/13 season, we used 4,935 hectares for growing cotton, corn, soybean and sorghum and we leased to third parties 6,336 hectares allocated to beef cattle production. On June 19, 2013, we executed a deed of sale for 5,613 hectares for a total sale price of US$ 6.7 million, generating a gain of Ps. 29.8 million.

La Esmeralda

The “La Esmeralda” farmland has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farmland, acquired in June 1998, has potential for both agricultural production and beef cattle raising. During the 2011/12 farm season, we used a total area of 9,802 hectares, including double crops, for production of corn, soybean, wheat, sunflower and sorghum. During the 2012/2013 season, we used a total area of 8,430 hectares, including double crops, for production of corn, soybean, sunflower and sorghum. During the 2012/13 season we leased to third parties 1,617 hectares intended for agricultural production.

El Tigre

The “El Tigre” farmland was acquired on April 30, 2003 and has a surface area of 8,360 hectares. This farmland has a high-tech dairy facility where we develop our milk production business in compliance with the highest quality standards. It is located in Trenel in the Province of La Pampa. As of June 30, 2013, 4,210 hectares were assigned to crop production, including double crops. This farmland produced 18.4 million liters of milk in the fiscal year ended June 30, 2013, with an average of 2,392 cows being milked and an average daily production of 20.4 liters per cow.

El Invierno

The “El Invierno” farmland was acquired on June 24, 2005 and has a surface area of 1,946 hectares. It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2013, we used the land exclusively for crop production and planted 1,844 hectares.

San Pedro

 The “San Pedro” farmland was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2012/2013 farm season, 4,408 hectares were used for agricultural production, including double crops, and 1,143 hectares were leased to third parties for livestock activities.

8 de Julio and Estancia Carmen

The “8 de Julio” farmland was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farmland offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farmland stretches over 20 kilometers of coast. "Estancia Carmen" was acquired on September 5, 2008 and has a surface area of 10,911 hectares. It is located in the Province of Santa Cruz, next to our "8 de Julio" farmland, and as the latter, it has excellent potential for sheep production. As of June 30, 2013, these farmlands had a stock of 8,869 sheep.

 Cactus

The feedlot has a surface area of 170 hectares and is owned by Cactus Argentina S.A. It is located in Villa Mercedes, Province of San Luis. Cactus was a joint venture between us, Cactus Feeders Inc., one of the largest feedlot companies in the United States, and Tyson Foods, a leading beef and poultry meat processing company. The feedlot began to operate in September 1999. On June 30, 2009, Cactus Feeders Inc. sold its equity interest in Cactus Argentina S.A. On December 21, 2011, Cresud acquired Provemex Holding LLC (Tyson Foods)’s entire stake in Cactus Argentina S.A. As of June 30, 2013, our direct and indirect interest was 100%. As of the closing of the fiscal year 2013, Cactus had no beef cattle of its own.

Las Vertientes

The “Las Vertientes” storage facility has a surface area of 4 hectares and 10,000 tons capacity, and is located in Las Vertientes, Río Cuarto, in the Province of Córdoba.

La Esperanza

In 2008 we acquired “La Esperanza” farmland located in the Province of La Pampa with a surface area of 980 hectares. The transaction was agreed for a price of US$ 1.3 million that has been paid in full. During the year ended June 30, 2013, we used this farmland solely for crop production.

Las Londras

On January 22, 2009, the bill of purchase for "Las Londras" farmland was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2012/2013 farm season it was used for crop production.

San Cayetano

On November 19, 2008, the bill of purchase for "San Cayetano" farmland was cast into public deed. This farmland is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 883 hectares, which were used for crop production during the 2012/2013 farm season.

San Rafael

On November 19, 2008, the bill of purchase for "San Rafael" farmland was cast into public deed. This farmland is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2012/2013 farm season.

La Fon Fon (I & II)

On November 19, 2008, the bill of purchase for "La Fon Fon" farmland was cast into public deed; it has a surface area of 3,748 hectares, and is located in the Province of Obispo Santiesteban, Republic of Bolivia. During the fiscal years 2011 and 2012 we sold “La Fon Fon II” farmland; therefore, at present we own a total area of 1,634 hectares corresponding to La Fon Fon I. During the 2012/2013 season, this farmland was used for crop production.

 4 Vientos

On June 3, 2011, we executed the purchase agreement for the “4 Vientos” farmland, with a surface area of approximately 2,658 hectares, allocated to sugarcane production. Its purchase price was US$ 8.4 million.

 La Primavera

On June 7, 2011 we acquired “La Primavera” farmland, with a surface area of approximately 2,340 hectares.

Jerovia

Cresca owns 50% of "Jerovia" farmland, located in Mariscal José Félix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, with a surface area of 45,578 hectares. During the 2012/13 season 6,516 hectares were used for crop production and 910 hectares were used for beef cattle raising.

Establecimiento Mendoza

On March 2, 2011, the Company purchased, jointly with Zander Express S.A,, a rural property composed of thirteen plots of land located in the District of Perdriel, Luján de Cuyo Department, in the Province of Mendoza. As a result of this acquisition, Cresud has become owner of a 40% undivided estate in all and each of the properties, while Zander Express S.A. holds the remaining 60%. The total agreed price for this transaction was US$ 4.0 million; therefore, the amount of US$ 1.6 million was payable by Cresud.

Cremaq

Cremaq was acquired in October 2006 for R$ 42 million. It is located in the State of Piauí, in the northeastern region of Brazil, close to the Itaqui Port, in the State of Maranhão. It has a surface area of 32,702 hectares, out of which approximately 19,698 hectares are used for agriculture. This farmland was fully transformed and allocated to agriculture.

In May 2013, the sale of 4,895 hectares (approximately 3,201 of which are used for agriculture) was agreed upon for a total price of R$ 42.1 million. We recognized a gain for the sale of Rs. 26.5 million (Ps. 53.2 million).

Jatobá

Jatobá is a farmland in the northeastern region of Brazil, with a total surface area of 31,606 hectares, 14,394 of which are intended for agriculture. Jatobá was acquired in March 2007 for R$ 33 million. We consider that this farmland is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia.

Araucária

Araucária is a farmland located in the municipal district of Mineiros, in the State of Goiás, and it has a total surface area of 9,682 hectares. Araucaria was acquired in 2007 for R$ 70.4 million. Before we purchased it, Araucária had been used for grain planting. The farmland was transformed, and at present it is planted with sugarcane.

In May 2013, an area of 394 hectares (310 of which are used for agriculture) was sold. The sale price was R$ 11.7 million. We recognized a gain for the sale of Rs. 6.7 million (Ps. 12.6 million).

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso, and it has a total surface area of 5,186 hectares, 3,084 of which are used for agriculture. The farmland was acquired in August 2007 for R$ 33.2 million. Before we purchased it, the farmland was used for agriculture and beef cattle raising. Following its transformation, it is being used for sugarcane production.

Chaparral

Chaparral is a 37,182-hectare farmland, with 10,261 hectares used for agriculture. It is located in the municipal district of Correntina, State of Bahia. The farmland was acquired in November 2007 for R$ 47.8 million.

Nova Buriti

Located in the municipal district of Januária, State of Minas Gerais, Nova Buriti has a surface area of 24,247 hectares, 19,004 of which are used for forestry. Nova Buriti was acquired in December 2007 for R$ 21.5 million. It is located in the southeastern region of Brazil and it is close to the large iron industries. At present, it is undergoing proceedings for obtaining the environmental licenses required for starting operations.

Preferencia

Preferencia is located in the municipal district of Barreiras, in the State of Bahia. It has a total surface area of 17,799 hectares, 200 of which are used for agricultural activities. It was acquired for R$ 10.1 million in September 2008. The farmland is being transformed into a pasturing area and will be later developed for agricultural purposes. At present, 5,892 hectares are leased and destined to beef cattle raising.

Horizontina

Horizontina is located in the municipal district of Tasso Fragoso, in the State of Maranhão. It has a total surface area of 14,359 hectares, 7,161 of which are used for agriculture. Horizontina was acquired for R$ 38 million in April 2010. It was then transformed and sold in October 2012 for R$ 75 million. On October 11, 2012 Brsilagro sold this farmland. We recognized a gain for the sale of Ps. 53.9 million.

Lease of Farmlands

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

The initial duration of lease agreements is typically one crop season. Leases of farmlands for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for beef cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During the fiscal year 2013, we leased to third parties a total of 78 fields, covering 60,685 hectares, including 7,699 hectares in Brazil. Out of the total leased area, 45,624 hectares were assigned to agricultural production, including double crops, and 12,635 hectares to beef cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2009	2010	2011	2012(1)	2013(1)
	(in hectares)
Crops	59,615	42,696	52,205	42,515	45,624
Beef cattle	32,795	12,635	12,635	12,635	12,635

 (1) Includes Brasilagro.

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Storage Facilities

As of June 30, 2013, we had storage capacity of approximately 105,541 tons (including 35.723% of the storage capacity of over 14,950 tons available at AgroUranga S.A.).

The following table shows, for the fiscal years presented, our storage facilities:

	2009	2010	2011	2012(2)	2013(2)
Las Vertientes(1)	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341	5,341	5,341
Brasilagro	-	-	-	90,200	90,200
Total	15,341	15,341	15,341	105,541	105,541

(1)	Owned by us through AgroUranga S.A. (which represents 35.723% of the total capacity).
(2)	Includes Brasilagro.

Land Management

In contrast to traditional Argentine farmlands, run by families, we centralize policy making in an Executive Committee that meets on a weekly basis in Buenos Aires. Individual farmland management is delegated to farmland managers who are responsible for farmland operations. The Executive Committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between agricultural production and beef cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of preservation techniques (including exploitation by no till sowing) frequently allows us to improve farmland performance.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and increase the value of the property. It may be the case that upon acquisition, a given extension of the property is under-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for beef cattle herds, irrigation equipment and machinery, among other things.

Principal Markets

Crops

Our crop production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

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

Milk

During the fiscal year 2013 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2013 our sales from the agribusiness segment (excluding sales of farmlands) were made to approximately 500 customers. Sales to our ten largest customers represented approximately 45% to 50% of our net sales. Of these customers, our biggest three customers were Bunge Alimentos S.A., Brenco Companhia Brasileira de Energia Renovável and Molinos Río de la Plata S.A. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

Our storage capabilities allow us to condition and store grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities in Argentina, with capacity for 10,000 tons, are located in “Las Vertientes”, close to Río Cuarto, Province of Córdoba. In addition, we store grains in silo bags. On the other hand, in Brazil we have a total storage capacity of 88,500 tons.

Beef Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Arre Beef S.A., Quickfood S.A., Friar S.A., Frigorífico Forres Beltrán S.A., Madelán S.A., Frigorífico Bermejo S.A., Frigorífico Amancay S.A., Colombo y Colombo S.A., Iván O’Farrell S.R.L. and José A. Llorente S.A., for prices based on the price at Liniers Market.

We usually are responsible for the costs of the freight to the market and, in general, we do not pay commissions on our transactions.

Supplies

The current direct cost of our production of grains varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-season sales.

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. We are one of the leading producers in Argentina and the region. However, if we compare the percentage of our production to the country’s total figures, our production would appear as extremely low, since the agricultural market is highly atomized. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of raw materials and an excess price in our sales.

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

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of beef cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Our Investments

Agricultural Business

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Brasilagro was created in September 2005 in order to replicate our business in Brazil. Brasilagro is engaged mainly in two business segments: (i) sugar cane and (ii) crops and cotton.

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

On May 2, 2006, Brasilagro’s shares were listed in the Novo Mercado of the Brazilian Stock Exchange (BOVESPA) with the symbol AGRO3. BrasilAgro’s shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts pursuant to an exception from registration under the US Securities Act of 1933. The amount originally offered was R$ 532 million, equivalent to 532,000 book-entry common shares at a price of R$ 1,000 per share of Brasilagro. In November 2012, Brasilagro's shares became listed as level II ADRs on the NYSE, under the ticker symbol LND.

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

Consequently, we own 20,883,916 shares or 39.64% of Brasilagro’s outstanding capital stock. It should be noted that such acquisition of shares does not imply any change of control within the shareholders’ group of Brasilagro according to the legal regime in Brazil; Additionally, we own 168,902 Brasilagro’s first issuance warrants and 168,902 Brasilagro’s second issuance warrants.

In addition, during the last quarter of calendar year 2010, we entered into an agreement by means of which we assigned all equity and political rights related to 2,276,534 shares of Brasilagro for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf. In consideration for the assignment, we paid a fixed value of US$0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$7.15 per share sold or transferred. As of June 30, 2012 the option expired and as a result we are the owners of 39,64% of Brasilagro’s outstanding capital stock.

On June 27, 2012, together with Mr. Elie Horn and Cape Town Llc. we agreed to terminate the shareholders’ agreement.

As concerns its portfolio as of June 30, 2013, Brasilagro had 7 properties, with an aggregate surface area of 153,116 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offering high appreciation potential.

		Surface area		Purchase Price
Property	Province	(in hectares)	Main Activity	(R$ MM)
Cremaq Farmland(1)	Baixa Grande Ribeiro/PI	27,807	Crops	$	R 42.00
Jatobá Farmland	Jaborandi/BA	31,606	Crops and Cotton	$	R 33.00
Alto Taquari Farmland	Alto Taquari/MT	5,186	Sugar cane	$	R 33.20
Araucária Farmland (2)	Mineiros/GO	9,288	Sugar cane	$	R 70.40
Chaparral Farmland	Correntina/BA	37,183	Crops and Cotton	$	R 47.80
Nova Buriti Farmland	Januária/MG	24,247	Forest	$	R 21.50
Preferência Farmland	Barreiras/BA	17,799	Cattle	$	R 9.50
	Total	153,116		$	R 257.40

(1) On May 14, 2013, Brasilagro announce the sale of 4,895 hectares.

(2) On May 6, 2013, Brasilagro announce the sale of 394 hectares.

Cremaq is a farmland in Baixa Grande do Ribeiro (Piaui). Acquired for R$ 42 million and with a surface area of 32,702 hectares, it is estimated that the total production area will be 21,800 hectares. The farmland is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are quite suited to soybean, corn and cotton crops. This property has also been bought for a value lower than average in the region and it offers major appreciation potential. During the 2012/13 season, 20,697 hectares were used for crop production, including double crops. On May 14, 2013 it was announced  the sale of 4,895 hectares.

Jatobá is a farmland located in the Jaborandi district, in the State of Bahía. The acquisition price was R$ 33 million and it has 31,606 hectares. It is estimated that the total production area will be 24,250 hectares. During the 2012/13 season, 10,943 hectares were used for crop production.

Alto Taquarí is a farmland with a total area of 5,186 hectares, and it is located in the municipality of Alto Taquarí, Mato Grosso. This property was purchased for R$ 33.2 million. Its estimated production area is 3,666 hectares. Alto Taquarí executed an agreement with ETH Bioenergía for supplying sugar cane during two full cycles (six harvesting years, including five harvests).

Araucária is a farmland which has a total area of 9,682 hectares, and is located in the municipality of Mineiros, Goiás. The production area is estimated at 7,205 hectares. Araucária executed an agreement with ETH Bioenergía for supplying sugar cane during two full cycles (six harvesting years, including five harvests). 100% of the area is planted with sugar cane, totaling 5,428 hectares.On May 6, 2013 it was announced the sale of 394 hectares.

Chaparral is a farmland located in Correntina, Bahía. This farmland has a surface area of 37,182 hectares and was purchased for R$ 47.8 million. Its potential production area is 27,400 hectares and Brasilagro has harvested 9,054 hectares of soybean and 1,106 hectares of cotton.

Nova Buriti is a farmland with a total surface area of  24,247 hectares, and it is located in the municipality of Januaria, Minas Gerais. With a production area estimated at 19,000 hectares, it will be used for forestry activities. At present, Brasilagro is awaiting the licenses required to start operating this farmland.

Preferencia is a 17,799-hectare farmland located in the municipality of Barreiras, Bahía. The purchase transaction was closed in September 2008 and it was agreed for a price of R$ 500.0 per hectare. This property has good conditions for cattle breeding and crops growing. We have 4,200 hectares of pastures.

Futuros y Opciones.Com S.A.

In May 2000, we acquired 70% of the shares of FyO S.A. (“Futuros y Opciones.Com”) for Ps. 3.5 million. The site was launched in November 1999 and was aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, arrange loans, and obtain insurance, among other things. Currently, the main activity of Futuros y Opciones.Com is crops brokerage.

The areas with the greatest potential for growth are: input commercialization and grain brokerage. Regarding input commercialization, the business volume was concentrated in a small number of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In terms of cereals, the crops trading unit was created, with the purpose of participating directly in the business by trading and offering services.

During the fiscal year 2007, Futuros y Opciones.Com started to trade futures and options: it acquired a share in the Buenos Aires futures and options exchange market (Mercado a Término de Buenos Aires) and has also become a dealer. The service consisting in hedging with futures has consolidated into an essential tool for our customers to manage their price risks.

Futuros y Opciones.Com is committed to excellence through quality and continued improvement. For this reason, since 2008 all its business and administrative processes have been certified under ISO 9001:2008 standards.

As of June 30, 2013, our interest in Futuros y Opciones.Com was 60.50%.

As of the end of fiscal year 2013, the company’s total revenues from its crops brokerage business unit were Ps. 30.3 million with a trading volume of 1.9 million tons, 15% higher than the volume traded in the fiscal year 2012 and thus accumulating a 135% growth in the last 4 years. The main crops traded were corn and soybean, and to a lesser extent, wheat and sunflower.

The portal fyo.com has reached its thirteenth anniversary, consolidating as the benchmark site for agricultural marketing and adding year after year new and significant agricultural customers of various sizes to its user community. At the closing of this fiscal year, it has reached over 860,000 visits per month. Plans are being made for relaunching the website with revamped features during the coming fiscal year.

Futuros y Opciones.Com’s goal is to continue consolidating itself as leading company in the crops brokerage business, standing out from its competitors by offering a full suite of advisory services to its clients and contributing its broad experience in the industry along with its staff’s expertise.

On September 19, 2013, FyO paid a cash dividend of Ps. 1.28 million, and regarding our interest in such subsidiary we received a total amount of Ps. 0.78 million

Cactus

Cactus was initially a joint venture between Cresud and Cactus Feeders Inc., one of the largest feedlot companies in the United States. The site of the joint venture’s operations is a 170 hectare farmland in Villa Mercedes, in the Province of San Luis, which began operations in September 1999.

During the fiscal year 2007, Cactus entered into a joint venture with Tyson Foods, Inc (“Tyson”), a leading meat processing company, pursuant to which Tyson, through Provemex Holdings LLC (“Provemex”), acquired a 52% equity interest in Cactus to establish the first integrated cattle operation in Argentina. Consequently, the stock holdings of Cactus Feeders, Inc. and Cresud in Cactus were reduced to 24% each.

On January 11, 2007, Cactus and us (solely as nominee for Argentine legal purposes) acquired 100% of the shares of Sociedad Anónima Carnes Pampeanas S.A. (previously named Exportaciones Agroindustriales Argentinas S.A.) (“SACP”). SACP owns a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle heads per month. Cactus has been a pioneer in feedlot services with a 25,000 heads of cattle capacity, depending on the size of the cattle. Cactus’ customer base changed during recent years, as many companies related to the beef sector bought calves to be fed at the feedlot. To assure themselves a constant supply of high quality beef, these companies keep an inventory of cattle on feed.

On June 30, 2009, we entered into a shareholders' agreement with Cactus Feeders for the purchase of its 24% interest in Cactus and 0.24% interest of  SACP. The agreed purchase price was US$ 2.4 million. At the same time, our Company and Tyson made contributions to Cactus in the amount of US$ 2.4 million and US$ 2.6 million, respectively. As a consequence of the transaction, we increased our interest in Cactus to 48%.

On December 23, 2010, in order to provide Cactus with funds to satisfy its capital requirements, we made a capital contribution of US$ 4.0 million. Therefore, we increased our equity interest in Cactus from 48% to 80%. The remaining 20% were held by our partner Tyson. As part of this transaction, Tyson and us decided to introduce certain amendments to the shareholders’ agreement, and in this context we granted a put option to Tyson in respect of its 20% interest in Cactus.

On December 21, 2011, Cresud purchased from Provemex, Tyson’s subsidiary, its entire equity interest in both Cactus and SACP. Therefore, as from such date, Cresud holds 100% of the stock capital and voting rights in Cactus and SACP.

The feedlot cattle beef production is processed in SACP’s packing plant for the domestic and foreign markets. Feedlot fattening with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices. Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farmlands and slaughter them at Cactus.

The decrease in supply has adversely affected the value chain by reducing cold-storage plant utilization, which in turn has left several plants struggling to remain operational in view of the poor returns and shortage of raw materials. Our investment in SACP has not escaped unscathed of this situation.

Since December 2011, the packing plant has remained closed due to the difficult situation within the industry. With the support of the Provincial Government of La Pampa and the Federal Government, combined with Cresud’s confidence that the business could be successfully resumed, in August 2012 the packing plant was reopened and restarted production.

Fiscal year 2013 has been a tough year for our Agro-industrial segment due to the unfavorable market scenario. We expect it to improve in the next year and to be able to increase production levels and recover this segment’s profitability.

AgroUranga S.A. (“Agro Uranga”)

We have a 35.72 % interest in Agro Uranga. This company optimizes production processes and has obtained excellent results, with special emphasis in soil conservation, the application of rational techniques and care of the environment.

Agro Uranga S.A. has two farmlands: Las Playas and San Nicolás, with a combined area of 8,305 hectares, located in the core region of the Pampas prairies.

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

During the fiscal year 2012 Cresca added 1,347 hectares to the area under operation and expects to add 3,187 more hectares during the next season. As of June 30, 2012, Cresca had 1,084 hectares intended for beef cattle, 8,378 hectares intended for agriculture and 36,116 hectares of natural woodlands for future developments.

During the fiscal year 2013 Cresca added  937 hectares to the area under operation and expects to add 1,000 more hectares during the next season. As of June 30, 2013, Cresca had 12,330 hectares intended for agriculture and beef cattle.

Expansion in the Republic of Bolivia and the Oriental Republic of Uruguay

In the framework of a series of transactions that represent a new expansion of our agribusiness operations in South America, in line with our business plan, we have incorporated companies that own land in the Republic of Bolivia and have acquired a company in the Republic of Uruguay.

For such purposes, the following companies were incorporated: Agropecuaria Acres del Sud S.A, Ombú Agropecuaria S.A., Yatay Agropecuaria S.A and Yuchan Agropecuaria S.A. The preceding Bolivia-based companies acquired land for agricultural operations. We maintain a 100.00% ownership interest in the capital stock of those companies, all engaged in agricultural operations.

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

In connection with these lands, on November 20, 2008, two purchase instruments including delivery of possession were executed, as part of the process of casting into public deed and filing of deeds with the relevant registries, involving the purchase of 883, 2,969 and 3,748 hectares in “San Cayetano,” “San Rafael” and “La Fon Fon” farmlands, respectively, located in Santa Cruz, Bolivia. We have already paid 43% of the agreed price of US$17.5 million. The remaining balance was payable in two annual installments: the first one was paid during the 2010 fiscal period, and the second one was paid in the fiscal year 2011.

On January 22, 2009, we executed a deed of purchase for 4,566 hectares in Las Londras farmland, located in the Province of Guarayos, Bolivia. On that date, the sum of US$3.8 million was paid, representing 42.9% of the total agreed price. The remaining balance is payable in two annual installments: the first one was paid during the 2010 fiscal period, and the second one was paid in the fiscal year 2011.

During the fiscal year 2010, 10,800 hectares of the farmlands located in Bolivia were sown. This region has traditionally achieved double harvesting of soybean, which means that better results can be obtained per hectare during a single season; yet, the weather conditions that prevailed during the last year have not allowed double harvesting.

In June 2011, we entered into a purchase agreement for two agricultural parcels located at Santa Cruz, Bolivia, with a total surface of 5,000 hectares, which are used for agricultural exploitation:

(i) The first parcel has a surface of approximately 2,660 hectares for sugar cane exploitation purposes. The purchase price was US$8.4 million which was fully paid.

(ii) The second parcel has a surface of approximately 2,340 hectares for soybeans exploitation purposes. The purchase price was US$4.9 million which was fully paid.

Additionally, in June, 2011, we agreed upon the sale of 910 hectares of “La Fon Fon” farmland for US$ 3.6 million. We have received 80.0% of the purchase price and the balance will be collected in December 2013. Afterwards, on March 2, 2012, we agreed upon the sale of 1,194 additional hectares of “La Fon Fon” farmland for US$ 4.8 million, US$ 2.4 million of which have been collected. The balance will be payable in four semi-annual consecutive installments, which is due on November 30, 2013 and thereafter. Possession was surrendered on June 30, 2012.

Urban properties and investment business

Please see our “Urban properties and investment business” overview, below for a more details.

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

Law No. 13,246, as amended, also regulates agreements for crop sharing pursuant to which one of the parties furnishes the other with farmland animals or land with the purpose to share benefits between tenant farmer and land owner. These agreements are required to have a minimum term of duration of 3 years. The tenant farmer must perform the obligations under the agreement himself and may not, assign it under any circumstances. Upon death, incapacity of the tenant farmer or other impossibility, the agreement will be terminated.

Quality control of Grains and Beef cattle

The quality of the grains and the health measures of the beef cattle are regulated and controlled by the Servicio Nacional de Sanidad y Calidad Agroalimentaria (“SENASA”), which is an entity within the Ministry of Agriculture, Livestock and Fishing and Production (“Ministerio de Agricultura, Ganaderia y Pesca”) that oversees the farming and animal sanitary activities.

Argentine law establishes that the brands should be registered with each provincial registry and that there cannot be brands alike within the same province.

Sale and Transportation of Beef cattle

Even though the sale of beef cattle is not specifically regulated, general contract provisions are applicable. Further, every province has its own rural code regulating the sale of beef cattle.

Argentine law establishes that the transportation of beef cattle is lawful only when it is done with the respective certificate that specifies the relevant information about the beef cattle. The required information for the certificate is established by the different provincial regulations, the inter-provinces treaties and the regulations issued by the SENASA.

Export Restriction of Beef

The Ministry of Agriculture, Livestock and Fishing oversees the farming and animal sanitary activities and controls the distribution of the annual regular quota of top quality chilled beef without bones, the “Cuota Hilton.” The destination of the Cuota Hilton is the European Union.

In August 2013, the Secretaria de Agricultura Ganadería Pesca y Alimentos granted to our subsidiary EAASA 916.69 tons to export beef under the authorized quotas, known as Cuota Hilton. As of the date of these annual report, such quotas have not been modified

Environment

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

As of June 30, 2013, we owned land reserves in excess of 357,505 hectares, which are located in under-utilized areas where agricultural production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from completely developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

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

On November 28, 2007, Argentine Congress passed a law known as the Forest Law which sets minimum standards for the conservation of native forests and incorporates minimum provincial expenditures to promote the protection, restoration, conservation and sustainable use of native forests. The Forest Law prevents landowners, including deforestation of native forests or converting non-forested areas in forested land for other commercial uses without prior permission from each local government that gives the permit and requires the preparation, appraisal and approval of a report environmental impact. The Forest Law also provides that each province should adopt its own legislation and its map of regional order within one year. During the time that such an implementation requires provincial new clearing will be authorized a plan for implementation within one year and not allow any deforestation during this period of one year. In addition, the Forest Law also establishes a national policy for sustainable use of native forests and includes the recognition of native communities and aims to provide preferential use rights to indigenous communities living and farming near the forest. In case a project affects such communities, the relevant provincial authority may not issue permits without formal public hearings and written consent of the communities.

Our activities are subject to a number of national, provincial and municipal environmental provisions. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall protect this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection and Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. The law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, the Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of a compensation in lieu thereof. The Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and artificial persons.

In accordance with the Rules of the CNV (as defined herein below), the issuers involved in activities which may have an impact on the environment have to comply with certain disclosure requirements in order to inform its investors, shareholders and the general public about the fulfillment of the current environmental regulations.

One of our goals is that business be conducted  consistently with environmental laws and regulations at all times.

Property and Transfer Taxes

Value Added Tax. Under Argentine law, the sale of beef cattle and grains are taxable at a rate equal to 10.5% of the sale price. The sale of milk is taxable at a rate equal to 21%. The sale of land is not taxable.

Gross Sales Tax. A local transfer tax is imposed on the sale price of beef cattle, grains and milk at a general rate of 1%. In some provinces the sale of primary goods is not taxable.

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

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina do not exceed Ps.20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when all transactions effected in the last twelve months exceed in total Ps.20.0 million or in total Ps.60.0 million in the last 36 months, these transactions must be notified to the Antitrust Authority.

As our and IRSA’s consolidated annual sales volume exceeds Ps.200.0 million, we should give notice to the Antitrust Authority of any transaction within the scope of the Antitrust Law.

Urban properties and investment business

Our Principal Urban Properties and Investment Business

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

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

Business Strategy

As a leading company in Argentina dedicated to acquiring, developing and managing real estate, we seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of our land reserves and enhance the margins of our Sales and Development segment through partnerships with other developers, and (iv) look for opportunities abroad offering capital gain potential..

Shopping centers. Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping center industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets.

We attempt to take advantage of the unsatisfied supply in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping centers in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

Office and Other Rentals. Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for those desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

Sales andDevelopment. We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering green space for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as electric power and water, and then selling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. Furthermore, we seek to continue to acquire undeveloped land at attractive locations inside and outside Buenos Aires for the purpose of their appreciation for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

Hotels. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation.

International. In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. We have recently increased our interest to 74.5% of the office building located at 183 Madison Avenue in the City of New York. We also have a 49.87% interest in a US company, whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we hold 34% of Supertel Hospitality Inc. voting rights (NASDAQ: SPPR) and we have recently sold our almost entire share in Hersha (NYSE: HT), which holds a controlling interest in 65 hotels in the United States, totaling around 9,616 rooms. As of June 30, 2013, we held a 0.49% stake in the company. We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development options.

Financial Operations and Other. We currently plan to keep our investment in Banco Hipotecario, as we believe that Argentina has a low level of outstanding mortgages measured in terms of GDP and as a result, our investment in Banco Hipotecario is interesting in the long term.

Shopping Centers

           We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2013, Alto Palermo operated and owned majority interests in thirteen shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two of which are located in the greater Buenos Aires (Alto Avellaneda and Soleil Factory) metropolitan area and the other ones are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and La Ribera Shopping in the City of Santa Fe.

As of June 30, 2013, IRSA  owned 95.69% of Alto Palermo. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related ADRs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.”

As of June 30, 2013, Alto Palermo’s shopping centers comprised a total of 308,793 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For the fiscal year 2013, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 99.1%.

We centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2013:

	Date of Acquisition	Leaseable Area sqm	APSA’s Interest	Occupancy Rate	Accumulated Annual Rental Income as of fiscal year ended		Book Value (in thousands of Ps.)
		(1)	(3)	(2)	2013	2012	(4)
Shopping Centers (5)
Alto Palermo	11/97	18,690	100.0%	98.4%	269,921	220,714	233,937
Abasto Shopping (6)	07/94	37,708	100.0%	99.8%	274,018	222,314	318,855
Alto Avellaneda	11/97	36,943	100.0%	99.9%	190,470	159,309	146,428
Paseo Alcorta	06/97	14,141	100.0%	99.8%	126,950	101,018	121,424
Patio Bullrich	10/98	11,683	100.0%	99.7%	103,159	90,086	114,564
Alto Noa Shopping	03/95	19,141	100.0%	99.7%	47,047	39,300	36,703
Buenos Aires Design	11/97	13,746	53.7%	99.0%	42,432	36,361	18,512
Alto Rosario Shopping (6)	11/04	27,691	100.0%	97.1%	123,510	97,656	128,774
Mendoza Plaza Shopping	12/94	42,238	100.0%	97.7%	101,419	81,822	115,480
Dot Baires Shopping	05/09	49,719	80.0%	99.4%	189,271	150,503	472,325
Córdoba Shopping Villa Cabrera	12/06	15,106	100.0%	100.0%	58,359	47,160	65,820
Soleil	07/10	13,609	100.0%	100.0%	45,039	34,564	91,690
La Ribera Shopping	08/11	8,378	50.0%	97.7%	11,910	3,833	18,123
GENERAL TOTAL		308,793		99.1%	1,583,505	1,281,640	1,882,635

Notes:
(1) Total leaseable area in each property. Excludes common areas and parking spaces.-
(2) Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3) APSA’s effective interest in each of its business units. IRSA has a 95.69% interest in APSA.-
(4) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include works in progress.

(5) Through Alto Palermo S.A.
(6) Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-

Tenants’ Retail Sales(1)

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which Alto Palermo had an interest for the periods shown below:

	2013 (in thousands of Ps.)	2012 (in thousands of Ps.)	Var
Alto Palermo	1,609.8	1,304.6	23.4%
Abasto Shopping	1,939.0	1,537.3	26.1%
Alto Avellaneda	1,868.8	1,466.9	27.4%
Paseo Alcorta	822.7	667.8	23.2%
Patio Bullrich	548.3	498.5	10.0%
Alto Noa Shopping	609.2	500.4	21.7%
Buenos Aires Design	241.5	235.8	2.4%
Alto Rosario Shopping	1,060.2	825.2	28.5%
Mendoza Plaza Shopping	1,206.7	929.1	29.9%
Córdoba Shopping	432.9	340.3	27.2%
Dot Baires Shopping	1,566.6	1,271.2	23.2%
Soleil	366.4	254.1	44.2%
La Ribera Shopping (3)	209.9	135.2	55.3%
Total Sales (2)	12,482.0	9,966.4	25.2%

Notes:

(1)
Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)	Excludes sales from the booths and spaces used for special exhibitions.
(3)	Includes income since its acquisition in August 2011.

Expiration of lease agreements

 The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their lease early.

Fiscal year of lease expiration	Number of leases expiring	Surface area subject to expiring leases	Percentage of total surface area subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(sqm)	(%)	(Ps. thousand)	(%)
2013	16	29,774	15%	19.375	9%
2014	52	69,800	35%	86.724	39%
2015	46	41,195	20%	66.722	30%
2016+	44	60,758	30%	49.979	22%
Total	158	201,527	100%	222.800	100%

*Includes Offices which contract has not been renewed as of June 30, 2013.
*Does not include vacant leased square meters.
*Does not include square meters or revenues from parking spaces.

Occupancy Rate

The following table shows the average occupancy rate of each shopping center during the fiscal years ended June 30, 2013 and 2012:

	2013	2012
Abasto	99.8%	99.1%
Alto Palermo	98.5%	98.3%
Alto Avellaneda	99.9%	96.1%
Paseo Alcorta	99.8%	100.0%
Patio Bullrich	99.7%	100.0%
Alto Noa	99.7%	98.9%
Buenos Aires Design	99.0%	100.0%
Mendoza Plaza	97.1%	96.4%
Alto Rosario	97.7%	97.6%
Córdoba Shopping Villa Cabrera	100.0%	99.6%
Dot Baires Shopping	99.4%	99.4%
Soleil Factory Shopping	100.0%	100.0%
La Ribera Shopping	97.7%	98.7%
Overall Average	99.1%	98.4%

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2013 and 2012(1):

Fiscal year ended, June 30
	2013	2012	Var
Abasto	7,337.5	5,895.2	24.5%
Alto Palermo	14,442.2	11,802.1	22.4%
Alto Avellaneda	5,155.8	4,312.3	19.6%
Buenos Aires Design	3,086.9	2,640.8	16.9%
Paseo Alcorta	8,977.5	7,161.0	25.4%
Patio Bullrich	8,829.8	7,710.3	14.5%
Alto Noa	2,457.9	2,064.3	19.1%
Alto Rosario	4,460.2	3,526.5	26.5%
Mendoza Plaza	2,401.2	1,937.2	24.0%
Córdoba Shopping- Villa Cabrera	3,863.4	3,104.6	24.4%
Dot Baires Shopping	3,806.8	3,038.8	25.3%
Soleil Factory Shopping	3,309.5	2,349.3	40.9%
La Ribera Shopping	1,421.5	497.1	186.1%

(1)           Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Depreciation

Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

Principal Terms of Alto Palermo’s Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Alto Palermo’s lease agreements are generally denominated in Pesos.

Decree No. 214/2002 and Decree No. 762/2002, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in U.S. Dollars and which are not related to the financial system prior to January 7, 2002 are subject to the following:

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
Leaseable space at Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate brokers, Fibesa S.A. (“Fibesa”) and Comercializadora Los Altos S.A. (merged with Fibesa S.A. as of July 1, 2009). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which it uses for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 24% on an annual and cumulative basis as from the thirteenth (13th) month of effectiveness of  the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Risk Factors” for a more detailed discussion.

In addition to rent, Alto Palermo charges most of its tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments, range between 3 and 6. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo´s consent.

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

Alto Palermo carries out promotional and marketing activities to attendance visits to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

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

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of our shopping center revenues (in millions of Ps.) for the fiscal years ended June 30, 2013 and 2012:

	2013	2012	Var
Type of Business
Anchor Store	869.5	708.2	22.8%
Clothes and footwear	6,149.9	4,932.8	24.7%
Entertainment	461.5	351.5	31.3%
Home	2,322.6	1,795.6	29.3%
Restaurant	1,161.5	937.4	23.9%
Miscellaneous	1,438.2	1,186.2	21.2%
Services	78.8	54.7	44.1%
Total	12,482.0	9,966.4	25.2%

Additional Information about Alto Palermo´s Shopping Centers

Set forth below is a brief description of each of Alto Palermo’s shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 146-store shopping center that opened in 1990 and is located in the densely populated middle-income neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access at the intersection of Avenues Santa Fe and Coronel Díaz. Alto Palermo Shopping has a total constructed area of 65,029 square meters (including parking lot) that consists of 18,690 square meters of gross leasable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars for a fee over an area of 32,405 square meters. The shopping center target customer is a middle-income shopper aged 28 to 40.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 1,609.8 million, 23.4% higher than the Ps. 1,304.6 million invoiced in the same period of the previous fiscal year. Sales per square meter reached Ps. 86,130.2. Total rental income increased from about Ps. 220.7 million for the fiscal year ended June 30, 2012 to Ps. 269.9 million for the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Alto Palermo Shopping was 98.5%.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 140-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. This shopping center is located near a railway station and close to downtown Buenos Aires City. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking lot) that includes 36,943 square meters of gross leasable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, a 20-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leasable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters.

Alto Avellaneda’s target customer is a middle-income shopper aged 16 to 30.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,868.8 million, which represents a year-on-year growth of 27.4%. Sales per square meter were Ps. 50,586.9. Total rental income increased from Ps. 159.3 million for the fiscal year ended June 30, 2012 to Ps. 190.5 million for the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Alto Avellaneda was 99.9%.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 109-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking lot) that consists of 14,141 square meters of gross leasable area. Paseo Alcorta has a 12-restaurant food court and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. It is a three-level shopping center that includes a parking lot that charges a fee (as from June 2008) with approximately 1,300 spaces.

The shopping center target customer is a high-income shopper aged 34 to 54.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 822.7 million, which represents annual sales for approximately Ps. 58,182.5 per square meter and a year-on-year growth of 23.2%. Total rental income increased from approximately Ps. 101.0 million in the fiscal year ended June 30, 2012 to Ps. 126.9 million in the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Paseo Alcorta was 99.8%.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 175-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by Carlos Gardel subway station; it is six blocks away from Once railway station and near the highway to Ezeiza International Airport. Abasto Shopping opened on November 10, 1998. Our investment in Abasto amounted to US$ 111.6 million. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center (including parking lot and common areas), with approximately 37,708 square meters of gross leasable area (41,440 square meters including Museo de los Niños). Abasto is ranked #4 in terms of gross leasable area in Argentina. The shopping center is near Torres de Abasto, our apartment complex, and Coto supermarket.

Abasto Shopping has a 27-restaurant food court, a 12-screen movie theatre complex seating approximately 3,100 people, covering a surface area of 8,021 square meters, entertainment area and Museo de los Niños with a surface area of 3,732 square meters (the latter is not included within the gross leasable area). The shopping center is distributed in five stories and includes a parking lot for 1,200 vehicles with a surface area of 40,169 square meters.

Abasto Shopping’s target customer is a middle-income shopper aged 25 to 45, that in our opinion, represents an important portion of the population in this area of Buenos Aires.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,939.0 million, 26.1% higher than the sales recorded in the same period of the previous fiscal year. Sales per square meter were approximately Ps. 51,420.5. Total rental income increased from approximately Ps. 222.3 million in the fiscal year ended June 30, 2012 to Ps. 276.9 million in the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Abasto Shopping was 99.8%.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is located in the Recoleta neighborhood, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of the most prestigious hotels of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 square meters (including parking lot) that consists of 11,683 square meters of gross leasable area and common areas consisting of 12,472 square meters. The shopping center includes a four-screen multiplex movie theatre seating 1,381 people and a 12-store food court. The four-story shopping center has a parking lot that charges a fee with 215 spaces over an area of 4,825 square meters.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 548.3 million, which represents annual sales for approximately Ps. 46,930.3 per square meter. Total rental income increased from approximately Ps. 90.1 million in the fiscal year ended June 30, 2012 to Ps. 103.1 million in the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Patio Bullrich was 99.7%.

Alto Noa, Salta, Province of Salta. Alto Noa is a 91-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,141 square meters of gross leasable area. Alto Noa has a food court with 13 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center occupies one floor and has free parking lot available 551 cars.

Alto Noa’s target customer is a middle-income shopper aged 28 to 40.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 609.2 million, which represents annual sales for approximately Ps. 31.827.9 per square meter. Total rental income increased from approximately Ps. 39.3 million in the fiscal year ended June 30, 2012 to Ps. 47.0 million in the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Alto Noa was 99.7%.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 62-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zones in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking) that consists of 13,776 square meters of gross leasable area. The shopping center has 8 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 241.5 million, which represents approximately Ps. 17,571.7 per square meter. Total rental income increased from approximately Ps. 36.4 million in the fiscal year ended June 30, 2012 to Ps. 42.4 million in the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Buenos Aires Design was 99.0%.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a 146-store shopping center located in the City of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking), which consists of 27,691 square meters of gross leaseable area. Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping center occupies one floor and has free parking lot available 1,736 cars.

Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,060.2 million, which represents a year-on-year growth of 28.5%. Sales per square meter were approximately Ps. 38,288.0. Total rental income increased from approximately Ps. 97.6 million in the fiscal year ended June 30, 2012 to Ps. 123.5 million in the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Alto Rosario was 97.7%.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza is a 147-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza Shopping consists of 42,238 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, the Chilean department store Falabella, a food court with 21 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has free parking lot available 2,600 cars.

Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,206.7 million, which represents a year-on-year growth of 29.9%. Sales per square meter were approximately Ps. 28,569.4. Total rental income increased from approximately Ps. 81.8 million in the fiscal year ended June 30, 2012 to Ps. 101.4 million in the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Mendoza Plaza Shopping was 97.1%.

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping Villa Cabrera is a 106-store commercial center with a covered area of 35,000 square meters, consisting of 15,106 square meters of gross leasable area located in Villa Cabrera, City of Córdoba. It has a 12-screen movie theatre complex and a parking lot for 1,500 vehicles.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 432.9 million, which represents a year-on-year growth of 27.2%. Sales per square meter were approximately Ps. 28,657.5. Total rental income increased from Ps. 47.1 million in the fiscal year ended June 30, 2012 to Ps. 58.3 million in the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Córdoba Shopping was 100.0%.

Dot Baires Shopping, Autonomous City of Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, out of which 49,719 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood, at the spot where Av. General Paz meets the Panamerican Highway and it is the largest shopping center in the City of Buenos Aires in terms of square meters.

As of June 30, 2013, our equity interest in Panamerican Mall S.A. was 80%.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,566.6 million, which represents annual sales for approximately Ps. 31,509.7 per square meter. Total rental income increased from approximately Ps. 150.5 million in the fiscal year ended June 30, 2012 to Ps. 189.3 million in the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Dot Baires Shopping was 99.4%.

Soleil Premium Outlet, Greater Buenos Aires. Soleil Premium Outlet is a shopping center that has been managed by us since 2010. As from April 2013, as a result of its refurbishment and reengineering and a strong advertising campaign, it was renamed Soleil Premium Outlet. At present, it has a surface area of 48,313 square meters, 13,609 square meters of which are gross leasable area, and we are authorized to build more than 9,697 square meters. It comprises 75 stores and 2,335 parking spaces.

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina more than 25 years ago and it is the first Premium Outlet in the country.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 366.4 million, which represents period average sales for approximately Ps. 26,922.6 per square meter and a year-on-year growth of 44.2% in invoicing. Total rental income increased from approximately Ps. 34.6 million in the fiscal year ended June 30, 2012 to Ps. 45.0 million for the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Soleil Premium Outlet was 100%.

La Ribera Shopping, City of Santa Fe. La Ribera Shopping has a surface area of 43,219 square meters, comprising 50 retail stores and a 7 2D and 3D-screen multiplex cinema, the last one was opened in August 2012 with state-of-the-art sound and imaging technology. It also comprises a 510-square meter Cultural Center and 24,553 square meters in outdoor areas and free parking space. Its gross leasable area is approximately 8,378 square meters.

The shopping center is strategically located within the Port of Santa Fe, the most developed area in terms of real estate in the City of Santa Fe, 27 km away from the City of Paraná and 96 km away from the City of Rafaela. Its influence area represents a potential market consisting of over one million people.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 209.9 million, which represents period average sales for approximately Ps. 25,051.9 per square meter. Total rental income increased from Ps. 3.8 million in the fiscal year ended June 30, 2012 to Ps. 11.9 million during 2013.

As of June 30, 2013, the occupancy rate at La Ribera Shopping was 97.7%.

Control Systems

Alto Palermo has a computer system to monitor tenants’ sales in all of our shopping centers (except Nuevo Puerto Santa Fe) . We also conduct regular manual audits of our tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. We use the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with in respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto NOA, Dot Baires, Córdoba Shopping, Soleil and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Related Business

Development and Sales of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of IRSA’s core activities. IRSA’s development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with the development of residential communities, IRSA frequently acquires vacant land, develops infrastructure such as roads, utilities and common areas, and sells plots of land for construction of single-family homes. It may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In the fiscal year ended June 30, 2013, revenues from the Development and Sales of Properties segment amounted to Ps. 142.0 million, compared to Ps. 162.8 million posted in the fiscal year ended June 30, 2012.

Construction and renovation works on IRSA’s residential development properties are currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. IRSA enters into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. IRSA is generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, IRSA delivers undeveloped pieces of land and another firm is in charge of building the project. In this case, IRSA receives finished square meters for commercialization, without taking part in the construction works.

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2013 and 2012:

Developments	Date of Acquisition	Estimated /Real Cost (in thousands of Ps.) (1)	Area intended for sale (sqm)	Total Units / Lots (2)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (3)	Accumulated Sales (in thousands of Ps.)	Accumulated Sales as of June 30, (in thousands of Ps.) (4)		Book Value (in thousands of Ps.)
									2013	2012	2013
Residential Apartments
Torres Renoir(10)	Sep-99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940			-
Caballito Nuevo(10)	Nov-97	-	67	1	100.00%	100.00%	99.07%	55,401	6,983	9,248	425
Torres de Rosario (5) (10)	Apr-99	-	2,509	16	95.67%	100.00%	60.00%	14,982	4,262	5,002	3,166
Libertador 1703/1755 (Horizons) (9)	Jan-07	399,355	44,648	467	50.00%	100.00%	100.00%	241,266	117,090	110,596	19,396
Other Residential Apartments (6)	N/A	231,677	138,520	1,438				310,895	811	371	75,837
Subtotal Residential Apartments		653,893	191,127	1,950				676,484	129,146	125,217	98,824

Residential Communities
Abril/Baldovinos (7) (10)	Jan-95	130,955	5,137	4	100.00%	100.00%	99.50%	238,175	1,113		2,928
El Encuentro(10)	Nov-97	-	6,628	5	100.00%	100.00%	85.00%	15,180	11,698	10,260	2,705
Villa Celina I, II and III	May-92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028			-
Subtotal Residential Communities		135,697	87,735	228				267,383	12,811	10,260	5,633

Land Reserves
Puerto Retiro (10)	May-97		82,051	-	50.00%	0.00%	0.00%	-			51,337
Santa María del Plata	Jul-97		715,951	-	100.00%	0.00%	10.00%	-			222,787
Pereiraola(10)	Dec-96		1,299,630	-	100.00%	0.00%	100.00%	46,311			8,215
Rosario Plot of land (5) (10)	Apr-99		31,000	-	95.67%	0.00%	100.00%	11,072		27,273	7,665
Baicom Plot of land (10)	Dec-09		34,500	1	50.00%	0.00%	0.00%	-			4,459
Pilar	Oct-98		740,237	-	100.00%	0.00%	0.00%	-			2,208
Coto Air Space (5)	Sep-07		16,167	284	95.67%	0.00%	0.00%	-			10,429
Catalinas Norte Plot of land	Dec-09		42,625	-	100.00%	0.00%	100.00%	-			109,170
UOM Lujan	Jul-97		1,176,000								24,598
Other Land Reserves (8)	Dec-96		13,547,860	-				2,213	39		21,995
Subtotal Land Reserves			17,686,021	285				59,596	39	27,273	462,863

TOTAL		789,590	17,964,883	2,463				1,003,463	141,996	162,750	567,320

Notes:
(1) Total area intended for sale upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces but excluding common areas).
In the case of Land Reserves the land area was considered.

(2) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(3) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(4) Corresponds to the company’s consolidated total sales.
(5) Through Alto Palermo S.A.
(6) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín,  Edificios Cruceros (fully sold),
San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Terreno Caballito and
Lotes Pereiraola through IRSA.

(7) Includes the sales of Abril’s shares.
(8) Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold),
Zelaya 3102, Conil, Soleil air space and Other APSA (Through APSA)

(9) Owned by CYRSA S.A. (10) Barter Transactions.

Residential Apartments and Lofts

In the residential market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located near shopping centers and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle- and high- income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Apartment Projects Developed

Horizons Project, Vicente López, Olivos, Province of Buenos Aires.

The project was developed by IRSA-CYRELA. It is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings.

As of June 30, 2013, preliminary sales agreements had been executed for 100% of our own units on sale. The Towers located in both blocks are completed.

Private Residential Communities

In the residential communities market, we acquire undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. We seek to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

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

As of June 30, 2013, IRSA's residential communities for the construction of single-family homes for sale in Argentina had a total of 5,137 square meters of saleable area in Abril, and 6,628 square meters of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires.

Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2013, 99.6% of the property had been sold for an aggregate of over Ps. 240 million, with 4 lots (5,137 square meters) available for sale.

Land Reserves

IRSA has acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. IRSA has acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2013, our land reserves totaled approximately 1,782 hectares (including the lot in Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where we hold interests through our subsidiary Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. Through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”) we are owners of this property. We intend to develop this property for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, we have sold 10% of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$1.5 million was made and the balance of US$9.1 million was capitalized in September 2010.

In September 2010, we acquired through E-Commerce Latina 100% of the capital stock of Unicity S.A. for an amount of US$ 2.5 million. Unicity capitalized its US$ 9.1 million debt with us and we received in exchange 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce the remaining 11.39%. Following this transaction, we own 100% of capital stock of Solares de Santa María.

In 1997 we acquired the site which the National Executive Branch had assigned to be the Olympic village of the Olympic Games in case Buenos Aires was chosen as host city to hold the Olympic Games. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992, provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - “COPUA”). As from the acquisition of this property, we have been seeking the municipal approvals necessary for the development of a mixed project in the area.

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

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

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan, due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07, and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity of the Decree No. 1584/07, we entered into an agreement 5/10 that was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval. Once approved, these regulations will have the hierarchy of a law.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meters financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided yet. We own a 50% interest in Puerto Retiro.

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

Coto Residential Project. Alto Palermo owns approximately 24,000 square meters (includes parking spaces) in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires.

New Projects and undeveloped properties

Purchase of Nobleza Piccardo’s Plant (through our subsidiary APSA) On December 28, 2012, in compliance with the lease agreement executed upon the acquisition of the site, Nobleza Piccardo partially vacated the property located in the district of San Martín. Quality Invest received approximately 2,100 square meters of offices and 50,300 square meters of industrial units. Pursuant to the agreement, vacation of the remaining surface area is scheduled for May 2014.

On March 20, Quality Invest S.A. completed the payment for the purchase of the site where Nobleza Piccardo’s plant was located. It had been originally agreed that the balance would be payable in three annual consecutive installments of US$ 7.7 million of principal plus interest at a rate of 7.5%. By means of this payment, the installments for 2013 and 2014 were advanced.

PAMSA-Dot Baires Offices (through our subsidiary APSA) Panamerican Mall S.A., a subsidiary of our subsidiary APSA, developed an office building with a gross leasable area of 11,242 square meters adjacent to Dot Baires Shopping. This building was inaugurated in May 2009. As of June 30, 2013 the building’s occupancy rate was 100%, which marks the entrance by the Company into the booming rental office corridor in the northern area of the City of Buenos Aires

DOT Adjoining Plot (ex Philips) (through our subsidiary APSA) On May 3, 2012, the Government of the City of Buenos Aires, through the General Office of Zoning Interpretation (Dirección General de Interpretación Urbanística) approved, through a pre-feasibility study, the parcel subdivision of the Ex-Philips plot contingent upon the observance of the applicable building regulations in each of the resulting parcels. In addition, all the uses and parameters established under the municipal ordinance previously issued by the above mentioned authority are being observed.

On June 3, 2013, we were given notice that the Government of the City of Buenos Aires had approved the requested parcel subdivision of the ex-Philips plot. As a result, the property was divided into three parcels: 2 parcels of approximately 6,400 square meters and a parcel adjoining DOT Shopping of 15,900 square meters intended for the future extension of the shopping center.

Neuquén Project, Province of Neuquén (through our subsidiary APSA). The main asset of the project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 4, 2012, pursuant to an agreement entered into between Shopping Neuquén S.A. and the Municipality of Neuquén, a new extension was agreed to resume works on the site, following appointment of a new constructor. The new deadlines contemplate the appointment of a constructor and resumption of works. As of June 30, 2013, the works related to the Shopping are in progress.

APSA signed an agreement with the Municipality of Neuquén in which APSA committed to construct the whole shopping center in a maximum term of 24 months, these will be counted starting from the date of signature of the act of beginning of works. On June 30, 2013 and 2012 and on July 1, 2011 the amount of the developments in Shopping Neuquén rise to Ps. 36.1, Ps. 9.1 and Ps. 4.5 million, respectively.

On June 30, 2013 the contractual obligations corresponds mainly to constructions related with the project above and they rise to Ps. 205 million. The project is estimated to be concluded on September 2014, the project is financed through a syndicated loan subscribed with different bank institutions, for further information see Item 5.b Indebtedness.

Terreno Paraná On June 30, 2009, Alto Palermo S.A. (APSA) executed a letter of intent whereby it stated its intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and operation of a shopping center or retail space. The purchase price was US$ 0.5 million, out of which US$ 0.05 million were paid as advance payment at the beginning of July 2010, US$ 0.1 million were paid in August 2010, and the remaining US$ 0.35 million will be paid upon the execution of the title deed. The certificate of possession of the plot was executed on December 29, 2012.

Arcos del Gourmet. In December 2011, Alto Palermo started to develop “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. “Distrito Arcos” will be an open - air space with a variety of premium brands in the exclusive neighborhood of Palermo. APSA expects to open it by the end of 2013 with a high occupancy rate as it has been highly accepted by tenants, with more than 80% of the lease agreements having been executed as of today, almost all of the total clothes an footwear stores among them.

This new retail hub is expected to add approximately 13,000 square meters of gross leasable area and 65 stores to APSA´s portfolio, including one cinema of approximately 800 square meters and more than 1000 square meters directed to restaurant business.

We hope that this new proposal, which will combine a retail and cultural concept, will achieve the success of our latest developments.

APSA maintain engagements with the City of Buenos Aires´ Government in order to develop the Arcos del Gourmet project. The amount of the construction as of June 30, 2013 and 2012 rise to Ps. 136.3 million and 17.8 million, respectively. On June 30, 2013 the contractual obligations corresponds mainly to constructions related with the project above and rise to Ps 227.3 million. The project is estimated to be concluded by the end of 2013, the project is financed through a syndicated loan subscribed with different bank institutions, for further information see Item 5.b Indebtedness.

Other Land Reserves

Our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta, Pilar and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Barters Transactions

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 square meters with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$ 3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 square meters. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2013, after having started its commercialization in March 2010, 109 units had been sold; and 5 units were available for sale.

Sale of Pereiraola, Hudson. Pereiraola S.A., owns 130-hectare undeveloped property adjacent to Abril, a private residential community developed by us. On April 21, 2010, IRSA entered into a purchase and sale agreement with a third party by means of which we agreed to sell 100% of Pereiraola S.A.’s capital stock. The purchase price of the transaction was set at US$11.8 million plus VAT, which represented a gain of Ps.21.7 million over book value.

On July 2012, the buyer paid the monetary portion of consideration and, as of June 30, 2013, therefore only delivery of the promised lots is pending.

To secure payment of the price, the buyer pledged in IRSAs favor its Pereiraola’s shares, which remain in IRSAs custody. Additionally, the buyer created a first-degree mortgage over the property in favor of IRSA

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which it sold to Koad plot number 36 of “Terrenos de Caballito” whereby KOAD has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters, totaling approximately 28,000 saleable square meters. The project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to IRSA 118 apartments and 61 parking lots in the first tower, representing 25% of the total square meters for sale. As of June 30, 2013, 1 apartment and 13 parking spaces were available for sale.

Caballito plot. During fiscal year 2011, IRSA and TGLT executed a barter deed pursuant to which the Company transferred to TGLT under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, TGLT agreed to carry out in the property a real estate development for residential use. In exchange for the transfer of the property, APSA will receive non-cash considerations equivalent to US$ 12.75 million, which consist in transferring under barter to APSA certain home units in the buildings to be built which will represent 23.1% of the saleable area and 21.1% of the parking spaces area. As security for the transaction, TGLT has granted to IRSA a first-degree mortgage over the property in the amount of US$ 12.75 million.

Pursuant to the Barter Deed executed by the parties the units in Tower 1 will be delivered in October 2014, the units in Tower 2 will be delivered in April 2015 and the units in Tower 3 will be delivered in October 2015.

Torres Rosario Project, City of Rosario, Province of Santa Fe (through our subsidiary APSA) APSA owns a block of land of approximately 50,000 square meters divided into 8 smaller plots in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2011,  2 of the plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H).

Condominios del Alto I- (parcel 2-G) The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 floors with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.
As of June 30, 2013, the project had been completed, with 4 apartments, 5 parking spaces and one storage space being available for sale.

Condominios del Alto II – (parcel 2-H) The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 floors and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry.

As of June 30, 2013, works in parcel H were completed, with 12 apartments (1,608 square meters), 24 parking spaces and 2 storage spaces being available for sale.

Beruti Plot of land. During June 2008, IRSA acquired a plot of land located at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 square meters for a price of US$ 18.8 million. This has been a significant acquisition because of the strategic location of the property. On October 13, 2010, IRSA and TGLT executed the preliminary purchase agreement whereby IRSA sold the lot. As consideration, we received US$ 10.7 million, 17.33% of the saleable square meters, 15.82% of the residential parking spaces and 170 of the business parking spaces located in the first and second underground levels. As security for the transaction, TGLT delivered the company a performance bond for US$ 4.0 million and a first-degree mortgage in name of IRSA for US$ 8,143,231, over the lot. Delivery is scheduled for November 2013.

Hotels

At the end of the 1997 fiscal year, IRSA acquired the Hotel Llao Llao, IRSA’s first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, IRSA acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which IRSA owns through its subsidiary Inversora Bolívar S.A. In March 1998, IRSA acquired the Hotel Libertador. During the fiscal year 1999, IRSA sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, IRSA sold 50% of its interest in the Hotel Llao Llao to the Sutton Group. During the fiscal year 2007 IRSA increased its share in Inversora Bolivar S.A. by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding IRSA’s luxury hotels:

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy Rate	Average Price per Room (Ps.)	Accumulated Sales as of June 30 (in thousands of Ps.)		Book Value (in thousands of Ps.)
						2013	2012
Intercontinental (3)	11/01/97	76.34%	309	67.9%	737	87.081	85.977	58,013
Sheraton Libertador (4)	03/01/98	80.00%	200	74.1%	684	52.089	55.642	33,719
Llao Llao (5)	06/01/97	50.00%	201	54.2%	1,401	86.666	28.393	88,616
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A
Total	-	-	710	65.4%	941	225.836	170.012	180,348

Notes:
(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Indirectly owned through Nuevas Fronteras S.A.
(4) Indirectly owned through Hoteles Argentinos S.A.
(5) Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 IRSA acquired the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and had a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

Hotel Intercontinental, City of Buenos Aires. In November 1997, IRSA acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. and during the fiscal year 2007 IRSA increased its share in Inversora Bolivar S.A. by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meters ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

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

International Investments

Acquisition of companies in the real estate business in the Republic of Uruguay. In the course of the fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for US$ 7.8 million. The remaining 10% ownership interest in both companies is held by Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

The total purchase price for Zetol S.A. was US$ 7.0 million; there has been a down payment for US$ 2.0 million and it has been agreed that the balance shall be cancelled in 5 installments of US$ 1.0 million each, accruing interest at an annual 3.5% rate on outstanding balances, against the consummated launches of the projected construction or within a maximum term of 93 months counted as from the date of acquisition by us. The sellers may choose to receive, in lieu of cash for the outstanding balances (principal plus interest), ownership over units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

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

There is a mortgage over the land bought, which means that the sellers rely on a dual guarantee. As of June 30, 2009, we sold a 50% stake in Liveck to Cyrela Brazil Realty S.A for US$ 1.3 million.

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

On December 17, 2010, we entered into a stock purchase agreement with Cyrela pursuant to which we purchased from Cyrela a 50% interest in Liveck S.A. for US$ 2.7 million. Accordingly, as of June 30, 2012, our interest, through Tyrus, in Liveck is 100%.

We intend to carry out an urban project consisting of the construction of apartment buildings to be subsequently sold. The project has been granted the requisite “urban feasibility” status by the Mayor’s Office of the Canelones department and by its local legislature.

As of June 30, 2013 the architectural project continues to progress. The local firms involved are Gómez Platero and Kimelman Moraes.

Lipstick building, New York, United States. In July 2008, we (through our subsidiaries) acquired a 30% equity interest in Metropolitan, whose principal asset is an office building known as “Lipstick Building”, and the debt related to this asset. The transaction included the acquisition of (i) put rights effective July 2011 over 50% of the interest purchased for a price equal to the amount invested plus interest at rate of 4.5% per annum and (ii) a right of first offering for the acquisition of 60% of the 5% equity interest. The price paid for the transaction was US$ 22.6 million.

During the fiscal year 2011, as a result of negotiations successfully undertaken, an agreement was reached to restructure Metropolitan’s debt as follows:

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

Following such closing, we indirectly hold 49% of New Lipstick LLC, a holding company that is owner of Metropolitan, and under the scope of these agreements, we cancelled the put option for 50% of the equity interest initially acquired.

The Lipstick Building is a landmark building in the City of New York, located on Third Avenue and 53rd Street in Midtown-Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and its name is due to its original elliptic form and the redish color of its façade. Its gross leaseable area is around 57,500 square meters distributed in 34 stories.

As of June 30, 2013, this building had an occupancy rate of 86.2% generating average revenues above US$ 62.9 per square meters per month.

 Building located at 183 Madison Avenue, New York, NY. In December 2010, we, through Rigby 183 LLC (“Rigby 183”), in which we indirectly hold a 49% stake through IMadison LLC (“IMadison”), jointly with otherpartners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. This area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden and it also has one of the largest office and store markets, excellent access to transportation, restaurants, stores and entertainment options.

The purchased property consists of a pre-war building built in 1925 designed by the architecture firm Warren & Wetmore (the same that designed the Grand Central Terminal of New York).It has 19 office stories for rent and a store on its Ground Floor. The net leaseable area is approximately 22,893 square meters, 3,523 square meters of which correspond to retail storesand 19,677 square meters are offices.

The total purchase price was US$ 85.1 million (US$ 3,793 per leaseable square meters) composed of US$ 45.1 million of principal (IMadison contributed US$ 23.5 million) and US$ 40 million under a loan granted by M&T Bank at a rate of 5.01% per annum due in 5 years and a facilities loan for US$ 10 million to carry out the capex and prebuilds program.

On November 27, 2012, we increased our interest in Rigby 183 LLC, owner of the Madison 183 building located in Manhattan, to 74.50%, thus consolidating the results of the investment in the company’s statement of income.

As of June 30, 2013, the building’s occupancy rate was 98.5%.

Supertel Hospitality Inc.

In March 2012, through our subsidiary Real Estate Strategies, L.P. in which we hold a 66.8% interest, we have consummated the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. for a total amount of US$ 30,000,000. Such preferred shares will bear an annual 6.25% preferred dividend and will carry the same voting rights as common shares.

In addition and subject to certain restrictions, it will be convertible into common shares at the rate of ten shares for each preferred share for a term of 5 years.Furthermore, pursuant to the has aforementioned acquisition we have received warrants to acquire 30 million additional common shares, that, subject to certain restrictions, can be exercised at any time during the 5-year period from closing of the transaction (such exercise being mandatory under certain conditions following 3 years from such closing) at a price of US$ 1.20 per share.Pursuant to the investment agreements, we are entitled to appoint up to 4 directors of 9 directors and to exercise preemptive rights over future issues of shares. As of the date hereof, we hold voting rights in respect of a 34% interest in Supertel Hospitality Inc. Likewise, exercise of the rights of conversion into common shares under both the preferred shares and warrants is limited to the same percentage.

 Investment in Hersha Hospitality Trust. Hersha’s portfolio of hotels comprises majority stakes in 56 hotels and ownership interests in 8 hotels through joint ventures. These hotels are all within the "select service" and "upscale hotels" categories. In the aggregate, Hersha’s 64 hotels represent over 9,221 rooms and are mainly located in Arizona, California, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, North Caroline, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott ®, Courtyard by Marriott ®, Residence Inn ®, Fairfield Inn ®, Springhill Suites ®, TownePlace Suites ®, Hilton ®, Hilton Garden Inn ®, Hampton Inn ®, Homewood Suites ®, Hyatt Summerfield Suites ®, Holiday Inn ®, Holiday Inn Express ®, Comfort Inn ®, Mainstay Suites ®, Sleep Inn ®, Sheraton Hotel ®, and Hawthorn Suites ®)). Hersha also operates some of its hotels through independent boutique hotel chains.

On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by us, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of US$ 14.3 million. Accessorily to the initial acquisition of our equity interest in Hersha, we have an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Director and Chief Real Estate Business Officer, Mr. Daniel R. Elsztain, was appointed member of the board of trustees of Hersha.

In January 2010, we acquired 4.8 million additional shares for a total price of US$ 14.4 million, increasing our stake in Hersha to 10.3%. In turn, on March 24, 2010, Hersha resolved upon a capital increase whereby it issued 27,600,000 Class A common shares. In connection with this increase we exercised our preemptive subscription rights granted under the initial transaction and acquired 3,864,000 additional Class A common shares for a price per share of US$ 4.25, for a total amount of US$ 16.4 million. In October 2010, under the scope of the new issue of capital, we acquired 2,952,625 Class A common shares, at a price per share of US$ 5.8 for a total amount of US$ 17.1 million. Then, during this fiscal period, we sold a total of 2,542,379 Class A common shares, at a weighted average price of US$ 5.63 for a total amount of US$ 14.3 million. Therefore, as of June 30, 2011, our interest in Hersha amounted to 9.2%.

On February 10, 2012, Hersha gave notice to REIG of exercise of its call option for 5,700,000 shares in Hersha granted in August 2009 under the agreements executed in due course. Therefore, Hersha issued 2,521,561 shares and REIG was not required to pay any price. The price of the shares is US$ 13.6 million. In addition, pursuant to the investment agreements, we have a representative in Hersha’s Board of Trustees, which is currently composed of nine members.

During the fiscal year 2013, IRSA sold 17,105,629 ordinary shares of Hersha for a total amount of US$ 92.5 million. Consequently, as of the date of issuance of this consolidated financial statements, the company interest in Hersha’s capital stock decreased from 9.13% (at the beginning of this year) to 0.49%. At present, IRSA holds a residual interest of 1,000,000 common shares.

Office and Other

Overview

Offices and Other Rental Properties

Our subsidiary IRSA is engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2013, it directly and indirectly owned interests in office and other rental properties in Argentina, which comprised 205,273 square meters of gross leaseable area. Out of these properties, 12 were office properties, which comprised 131,085 square meters of gross leaseable area. For the fiscal year 2013, IRSA had revenues from Offices and other non shopping centers rental properties of Ps. 291.1 million.

All our office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2013, the average occupancy rate for all our properties in the Offices and Other segment was approximately 97.1%.

Management

Our subsidiary IRSA generally acts as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, IRSA is responsible for handling services, such as security, maintenance and housekeeping. These services are generally outsourced. The cost of the services is passed-through and paid for by the tenants, except in the case of units not rented, in which case we absorb the cost. The leaseable space is marketed through commissioned brokers, the media and directly by IRSA.

Leases

Our subsidiary IRSA usually leases offices and other rental properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties.

The following table sets forth certain information regarding our direct and indirect ownership interest in office and other non-shopping center rental properties:

	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	Annual Accumulated Rental Income over Fiscal Years ended June 30, (in Thousand of Ps.)		Book Value (in thousands of Ps.)
						2013	2012
Offices
República Building	04/28/08	19,884	95,2%	100%	2,988	45,381	36,716	206,927
Bankboston Tower	08/27/07	14,873	96,4%	100%	2,277	34,181	30,233	143,328
Bouchard 551	03/15/07	12,081	100%	100%	1,965	42,740	39,626	97,252
Intercontinental Plaza	11/18/97	22,535	100%	100%	2,739	43,566	35,296	82,666
Bouchard 710	06/01/05	15,014	100%	100%	2,404	32,825	26,309	85,679
Dique IV, Juana Manso 295	12/02/97	11,298	94,4%	100%	1,657	23,262	20,405	61,973
Maipú 1300	09/28/95	9,399	97,3%	100%	1,238	21,359	19,036	40,190
Libertador 498	12/20/95	620	100%	100%	241	3,077	5,256	4,275
Suipacha 652/64	11/22/91	11,453	89,9%	100%	809	11,672	9,877	15,446
Madero 1020	12/21/95	101	100%	100%	2	24	31	215
Dot Building (7)	1 01/28/06	11,242	100%	96%	1,125	18,660	12,673	102,155
Other Offices (4)	-	2,585	89,4%	N/A	210	2,652	8,655	5,629
Subtotal Offices		131,085	97,1%	N/A	17,655	279,399	244,113	845,735

Other Properties
Commercial Properties (5)	-	274	-	N/A	-			771
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	129	3,804	1,594	12,495
Predio San Martín	05/31/11	13,814	100%	50%	931	7,117	8,150	10,567
Other Properties(6)	12/17/09					803	115	8,763
Subtotal Other Properties		74,188	100%	N/A	1,060	11,724	9,859	32,596

Total Offices and Other		205,273	98,0%	N/A	18,715	291,123	253,972	878,331

Notes:
(1) Total leaseable area for each property as of June 30, 2013. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of June 30, 2013.
(3) Agreements in force as of 06/30/13 for each property were computed.
(4) Includes the following properties: Av. de Mayo 595, Rivadavia 2774, Costeros Dique IV.
(5) Includes the following properties: Constitución 1111.
(6) Includes the following properties: Constitución 1159.
(7) Through Alto Palermo S.A. – The building has income as from August 2010.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal Year of lease expiration	Number of Leases expiring	Surface area subject to expiring leases (sqm)	Percentage ot total surface area subject to expiration	Annual rental income under expiring leases (thousands of Ps.)	Percentage of Total rental Income under expiring leases (%)
2013	16	29,774	15%	19,375	9%
2014	52	69,800	35%	86,724	39%
2015	46	41,195	20%	66,722	30%
2016+	44	60,758	30%	49,979	22%
Total	158	201,527	100%	222,800	100%

*Includes Offices which contract has not been renewed as of June 30, 2013.
*Does not include vacant leased square meters.
*Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage(1) as of the end of the fiscal years ended June 30, 2013 and 2012:

	Occupancy Rate Fiscal Year ended June 30,
	FY 2013	FY 2012
Offices
Edificio República	95.2%	90.0%
Torre Bankboston	96.4%	96.0%
Bouchard 551	100.0%	100.0%
Intercontinental Plaza	100.0%	100.0%
Bouchard 710	100.0%	100.0%
Dique IV, Juana Manso 295	94.4%	92.0%
Maipú 1300	97.3%	98.0%
Libertador 498	100.0%	100.0%
Suipacha 652/64	89.9%	90.0%
Madero 1020	100.0%	0.0%
DOT Building	100.0%	100.0%
Others (2)	97.1%	88.0%

(1)Leased surface area in accordance with agreements in effect as of June 30, 2013 and 2012 considering the total leaseable office area for each year.
(2)Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

The following table sets forth the annual average income per square meter for our offices during the fiscal years ended June 30, 2013 and 2012.

Annual Average income per square meter Fiscal year ended June 30,

	2013 (Ps./sqm)	2012 (Ps./sqm)	Var
Offices
Intercontinental Plaza	2,282	1,847	23.6%
Bouchard 710	2,298	2,033	13.0%
Bouchard 557	2,033	1,695	19.9%
Libertador 498	1,933	1,566	23.4%
Maipú 1300	2,186	1,752	24.8%
Madero 1020	2,059	1,806	14.0%
Suipacha 652/64	2,078	1,852	12.2%
Costeros Dock IV	4,963	2,122	133.9%
Torre Bankboston	1,019	862	18.2%
Edificio República	238	-	-
Dique IV, Juana Manso 295	1,660	1,127	47.3%
Dot Building	894	3,878	(76.9%)
Others (2)	2,282	1,847	23.6%

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
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

Edificio República, City of Buenos Aires. This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, BASF Argentina S.A., Enap Sipetrol Argentina S.A. and Facebook.

Torre Bank Boston, City of Buenos Aires. The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in the building. At present, its main tenants are Exxon Mobile and Kimberly Clark de Argentina.

Bouchard 551, City of Buenos Aires. Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. We have approximately 12,100 leaseable square meters in the building and our main tenants include Price Waterhouse & Co., AS. EM. S.R.L.

On September 19, 2012, we sold 2,384 square meters from two floors of offices with their parking lots, at approximately USD/sqm 3,570. On July 2, 2013, we sold three floors of offices (8,481 square meters) and 56 parking spaces at approximately USD/sqm 3,250.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo, Cognizat Technology Solutions de Argentina S.A. and Industrias Pugliese S.A..

Dique IV, Juana Manso 295, Puerto Madero, City of Buenos Aires. About mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leaseable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

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

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. We own 9,400 square meters, with an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A., PPD Argentina S.A. and TV Quality SRL.

Libertador 498, Ciudad de Buenos Aires. Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 4 stories with an average area per floor of 620 square meters and of 137 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Empresa Argentina de Soluciones Satelitales S.A., Japan Bank for the International Cooperation, Gates Argentina S.A., Kandiko S.A. and Allergan Productos Farmacéuticos S.A.

During the Fiscal Year 2013, IRSA sold all but 1,857 square meters of this building.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Celistics S.A., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Escuela Argentina de Marketing S.A. On June 15, 2012, we sold 4,703 square meters in built office space with 46 parking spaces and 4 supplementary storage spaces. The transaction price was Ps. 69.0 million. On January 8, 2013 we sold two functional units, two parking spaces and a storage space totaling 381 square meters at Ps. 9.2 million.

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

PAMSA-Dot Baires Offices. Panamerican Mall S.A., a subsidiary of our subsidiary APSA, developed an office building with a gross leaseable area of 11,241 square meters adjacent to Dot Baires Shopping. This building was opened in July 2010, which means our landing in the booming rental office corridor in the northern area of the City of Buenos Aires. As of June 30, 2012 the building’s occupancy rate was 100%. The principal tenants include General Electric International Inc., Metrogames, Mallinckrodt Medical Arg. Limited, Carrier and Boston Scientific Argentina S.A.

Other office properties. We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or floors in buildings. These properties include Suipacha 664 and Av. de Mayo 589.

Retail and other properties. Our portfolio of rental properties as of June 30, 2013 includes 5 non-shopping center leaseable properties that may be leased as shops on streets, a lot in industrial premises, undeveloped plots of land or other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Solares de Santa María, Constitución 1159, Madero 1020 and Rivadavia 2774.

Terreno Catalinas Norte. On May 26, 2010, jointly with the Government of the City of Buenos Aires, we executed a deed of conveyance of title whereby we acquired a property located at Avenida Eduardo Madero 150, between Av. Córdoba and San Martín. The total price of the transaction was fixed in the amount of Ps. 95 million, Ps. 19 million of which were paid upon the execution of the preliminary sales agreement (on December 17, 2009), whereas the balance of Ps. 76 million was paid upon the execution of the deed on May 26, 2010.

IRSA’s Investment in Banco Hipotecario

As of June 30, 2013, we owned approximately 29.77% of Banco Hipotecario which represented 8.31% of our consolidated assets as of such date. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 56 branches and 16 sales offices. Additionally, its subsidiary Tarshop S.A. has 31 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2013, Banco Hipotecario ranked eleventh in the Argentine financial system in terms of shareholders’ equity and thirteenth in terms of total assets. As of June 30, 2013, Banco Hipotecario’s shareholders’ equity was Ps.3,608.3 million, its consolidated assets were Ps.17,340.4 million, and its net income for the twelve-month period ended June 30, 2013 was Ps.339.1 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

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

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2013, its portfolio of non-mortgage loans represented 80.3% of its total loan portfolio, compared to 79.5% as of June 30, 2012.

During the fiscal year ended June 30, 2013, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	As of June 30,		% Change
	2013	2012	2013/2012
	(in millions of Pesos, except for percentages) (2)
Deposits	8,978.1	6,943.2	29.3%
Bonds(1)	2,291.7	1,984.0	15.5%
Repo	-	90.5	(100%)
Borrowings from Central Bank	-	6.9	(100%)
Borrowings from bank and international entities	393.0	550.9	(28.7)%
Total	11,662.8	9,575.5	30.1%

(1)	Excludes accrued interest.

(2)	Consolidated information.

On October 10, 2012 Banco Hipotecario paid dividends for the total amount of Ps. 100 million, corresponding to the dividends approved on April, 2011 by the shareholder meeting.

On August 23, 2013 the Ordinary General Shareholders’ Meeting resolved to distribute Ps. 30 million of cash dividends on ordinary shares. This decision has been approved by BCRA.

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

Competition

Office and Other

Substantially all of our office and other non-shopping center rentals are located in developed urban areas. There is a great number of office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate as well as the sale and rental price of the properties.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future we may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Shopping centers

Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space at our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross Leaseable Area	Stores	National GLA Percentage (2)	Stores Percentage (2)
APSA
	Abasto de Buenos Aires	CABA	41,440	175	2.26%	2.77%
	Alto Palermo Shopping	CABA	18,690	146	1.12%	2.31%
	Buenos Aires Design (3)	CABA	13,746	61	0.82%	0.97%
	Dot Baires Shopping	CABA	49,719	153	2.98%	2.42%
	Paseo Alcorta (4)	CABA	52,791	109	0.85%	1.73%
	Patio Bullrich	CABA	11,683	82	0.70%	1.30%
	Córdoba Shopping (4)	Córdoba	22,088	105	0.91%	1.66%
	Alto Avellaneda (4)	GBA	67,897	140	2.21%	2.22%
	Mendoza Plaza Shopping (4)	Mendoza	42,238	147	2.53%	2.33%
	Alto Rosario	Rosario	39,952	146	1.66%	2.31%
	Alto Noa (4)	Salta	19,141	91	1.15%	1.44%
	La Ribera Shopping	Santa Fe	8,378	50	0.50%	0.79%
	Soleil (4)	GBA	24,109	75	0.82%	1.19%
	Subtotal		411,872	1,480	18.51%	23.44%
Cencosud S.A.(4)			617,924	1,438	37.07%	22.75%
Other Operators			741,295	3,396	44.45%	53.82%
Total			1,771,091	6,314	100%	100%

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

Source: Argentine Chamber of Shopping Centers.

Development and sale of properties

A large number of companies are currently competing with us in the development and sale of properties in Argentina, as this segment is highly fragmented. In addition, there is a substantial supply of comparable properties in the vicinity of our developed properties which may adversely affect our ability to sell our developed properties at prices that generate a positive return on our investment.

Hotels

We own three luxury hotels in Argentina which are managed through strategic alliances by international operators including Sheraton Overseas Management Corporation, Intercontinental Hotels Corporation and the local operator Compañía de Servicios Hoteleros S.A. which manages the Hotel Alvear. The Hotel Llao Llao is unique for its landscape and beauty, and our other two hotels, Hotel Intercontinental and Hotel Sheraton Libertador, are located in the City of Buenos Aires. We compete with many other leading luxury hotels in the City of Buenos Aires including, among others: Abasto Plaza, Alvear Palace, Caesar Park, Claridge, Emperador, Feir’s Park, Four Seasons, Hilton, Loi Suites, Marriot Plaza, Meliá, NH City, Panamericano, Sheraton, Sofitel, Madero, MayFlower, Etoile, Faena, and Regal Pacific.

IRSA’s Regulation and Government Supervision of its Real Estate Business

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances and environmental regulations among others, are applicable to the development and operation of IRSA’s properties.

Currently, Argentine law does not specifically regulate shopping center lease agreements. Since IRSA’s shopping center leases generally differ from ordinary commercial leases, IRSA has created standard provisions which govern the relationship with its shopping center tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

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

•
from October 1, 2002 until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CVS;

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

Despite this restriction, in November 2007, the Courts authorized IRSA’s subsidiary Alto Palermo to enter into a lease agreement with Wal Mart Argentina S.R.L. for a term of 30 years. This exception was authorized taking into consideration the size of the investment required and the time necessary to recoup this investment.

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

While current Argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees failure to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the debt instrument itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil Code enables judges to summon tenants who fall two months in arrears to vacate the property they are renting within 10 days of having received notice to such effect. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

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

Buenos Aires Building Code. The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the city of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to assure compliance therewith.

We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

Sales and Ownership

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Executive Branch Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

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

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that (i) acquire or use goods or services free of charge or for a price for their own final use and benefit or that of their family or social group, including the acquisition of rights on a time-share leasing, country club, private cemetery, among others, (ii) though not being party to a consumer relationship, as a result thereof acquire or use goods or services for their own final use or that of their family or social group, and (iii) are otherwise exposed to a consumer relationship.

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

Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for subsequent subdivision into condominium (Propiedad Horizontal). Under this law, developers must inform potential purchasers of their intention to sell the building as a condominium, as well as of all sale conditions, and the size of each unit in relation to the whole building. The sale of these units is subject to subdivision approval and in order to be included in Buildings Law regime must be registered with the Real Estate Registry (Registro de la Propiedad Inmueble). This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers. All intervening parties are jointly and severally liable to reimburse all amounts deposited or paid by the purchasers. All agreements entered into with the purchasers shall be filed with the relevant real estate registry.

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

The Argentine Government has tried to avoid the massive foreclosure of mortgages since the 2001 crisis. The Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 180 additional days by law Nº 25,589 and afterwards for 90 additional days by Law No. 25,640 dated September 2002, expiring on February, 2003.

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

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust (financed by the Argentine Government) which would purchase the mortgage debts and reschedule the maturity date thereof. Financial institutions were afforded until June 22, 2004 to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion to this system. This term was extended twice first by Executive Branch Decree No. 352/2004 for a period of sixty days and then by Law No. 26,062 effective as of November 4, 2005, which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103.

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

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010 and Law No. 26,361, regulates different aspects of the business known as “credit card system.” The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected from users and the commissions charged to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop.

Antitrust Law. Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies which exceed the accumulated sales volume of Ps.200.0 million in Argentina; then the respective concentration should be submitted for approval to the Comisión Nacional de Defensa de la Competencia, or Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the Antitrust Authority may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps.20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in the aggregate Ps.20.0 million or Ps.60.0 million during the last 36 months, these transactions must be notified to the Antitrust Authority.

As the consolidated annual sales volume of Alto Palermo and IRSA exceed Ps.200.0 million, we should give notice to the Antitrust Authority of any concentration provided for by the Antitrust Law.

Environmental Regulation Law. IRSA’s activities are subject to a number of national, provincial and municipal environmental provisions. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

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

In accordance with the Rules of the CNV (as defined herein below), the issuers involved in activities which may have an impact on the environment have to comply with certain disclosure requirements in order to inform its investors, shareholders and the general public about the fulfillment of the current environmental regulations.

For more information see Item 3 "Key Information – D. Risk Factors – Risks related to IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future."

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and associated companies

The following table includes a description of our subsidiaries and associated companies as of June 30, 2013:

Subsidiaries	Effective Ownership and Voting Power Percentage	Property/Activity
Cactus Argentina S.A.	100%(3)
This company is dedicated to feed lot production. It owns a 170-hectare farmland located in the district of Villa Mercedes in the Province of San Luis. It will have the capacity to support 75,000 head of beef cattle per year, in cycles of approximately 28,000 head each.

Futuros y Opciones.Com S.A.	60.50%
A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, crops brokerage services and beef cattle operations.

IRSA Inversiones y Representaciones Sociedad Anónima	65.45%(1)	It is a leading Argentine company devoted to the development and management of real estate.
Brasilagro Companhia Brasileira de Propiedades Agrícolas	39.64%	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.
Sociedad Anónima Carnes Pampeanas S.A. (formerly known as Exportaciones Agroindustriales Argentinas S.A.)	100%(1)	Sociedad Anónima Carnes Pampeanas, a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 beef cattle head per month.
FyO Trading S.A.	60,50%(2)
FyO Trading S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

Agrotech S.A.	100%(1)
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

Agropecuaria Acres del Sud S.A.	100%(4)	Agropecuaria Acres del Sud SA is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.
Ombú Agropecuaria S.A	100%(5)	Ombú Agropecuaria S.A is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.
Yatay Agropecuaria S.A	100%(6)	Yatay Agropecuaria S.A is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.
Yuchán Agropecuaria S.A	100%(7)	Yuchán Agropecuaria S.A is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.
Agro-Uranga S.A	35.72%
Agro-Uranga S.A. is an agricultural, beef cattle and dairy company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba and approximately 1.434 beef cattle heads.

Agro Managers S.A	46.84%
Agro Managers S.A. is engaged in doing by itself or in behalf of third parties investments in the country or overseas through long and short term loans with or without  warranties, derivatives, stocks and commodities as well as any kind of debentures or credit notes.

Doneldon	100%
Doneldon S.A. is involved in contributions, association or investment of capital in individuals or companies organized or to be organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Sedelor	100%
Sedelor S.A. is involved in contributions, association or investment of capital in individuals or companies organized or to be organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Codalis	100%
Codalis S.A. is involved in contributions, association or investment of capital in individuals or companies organized or to be organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Alafox	100%
Alafox S.A. is involved in contributions, association or investment of capital in individuals or companies organized or to be organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

(1) Includes the interest in Cactus.
(2) Includes Futuros y Opciones.Com S.A.’s interest.
(3) Includes Helmir’s interest.
(4) Includes the interest in Doneldon, Alafox and Sedelor.
(5) Includes the interest in Codalis, Alafox and Sedelor.
(6) Includes the interest in Doneldon, Sedelor and Codalis.
(7) Includes the interest in Doneldon, Alafox and Codalis.

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Agricultural Properties

As of June 30, 2013, we owned, together with our subsidiaries, 32 farmlands, which have a total surface area of 619,841 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

Owned Farmlands as of June 30, 2013
	Facility	Province	Country	Gross Size	Date of Acquisition	Primary Current Use	Net Carrying Value
				(in hectares)			(Ps. Millions) (1)
1	La Adela	Buenos Aires	Argentina	1,054	Original	Crops	9.8
2	El Invierno	La Pampa	Argentina	1,946	Jun-05	Crops	9.3
3	El Tigre	La Pampa	Argentina	8,360	Apr-03	Crops/Milk	33.5
4	San Pedro	Entre Ríos	Argentina	6,022	Sep-05	Crops/Beef Cattle	47.9
5/6	Santa Bárbara/La Gramilla	San Luis	Argentina	7,072	Nov-97	Crops under irrigation	24.6
7	Cactus Argentina S.A.	San Luis	Argentina	171	Dec-97	Feed lot	2.0
8/9	Las Playas/San Nicolás (2)	Córdoba / Santa Fe	Argentina	2,965	May-97	Crops/Milk/Beef Cattle	8.1
10	La Esmeralda	Santa Fe	Argentina	9,370	Jun-98	Crops/Beef Cattle	15.1
11	Las Vertientes	Córdoba	Argentina	4	-	Silo	0.4
12	La Suiza	Chaco	Argentina	36,380	Jun-98	Beef Cattle	37.0
13/14	8 de Julio/Carmen	Santa Cruz	Argentina	100,911	May-07/Sep-08	Sheep Production	10.9
15	El Recreo	Catamarca	Argentina	12,395	May-95	Beef Cattle/Natural Woodlands	1.3
16	Los Pozos	Salta	Argentina	240,858	May-95	Beef Cattle/Crops/Natural Woodlands	136.0
17	La Esperanza	La Pampa	Argentina	980	Mar-08	Crops	4.3
18/19/ 20/21/22/23	Las Londras/San Cayetano/San Rafael/La Fon Fon/ 4 Vientos/ La Primavera	Santa Cruz	Bolivia	15,059	Nov-08/Jan-11	Crops	184.9
24	Jerovia (3)	Boquerón	Paraguay	22,789	Feb-09	Natural Woodlands	65.6
25	Estab. Mendoza	Lujan de Cuyo	Argentina	(5) 389	Mar. ´11		6.8
26/32	Brasilagro(4)		Brazil	153,116			993.4

	Subtotal			619,841			1,590.9

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.
(3)	Hectares and carrying amount in proportion to our 50.00% interest in Cresca S.A through Agrotech S.A.
(4)	See the section “Overview of Brasilagro´s Properties”.
(5)	Corresponds to our 40% ownership of Establecimiento Mendoza

Overview of Brasilagro´s Properties

As of June 30, 2013, we owned, together with our subsidiaries, 7 farmlands, which have a total surface area of 153.116 hectares, Acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area		Price of acquisition
Properties	Place	(ha)	Use	(R$ MM)
Cremaq Farmland	Baixa Grande Ribeiro/PI	27,807	Grane	$	R 42.00
Jatobá Farmland	Jaborandi/BA	31,606	Grane and Cotton	$	R 33.00
Alto Taquari Farmland	Alto Taquari/MT	5,186	Sugar Cane	$	R 33.20
Araucária Farmland	Mineiros/GO	9,288	Sugar Cane	$	R 70.40
Chaparral Farmland	Correntina/BA	37,183	Grane and Cotton	$	R 47.80
Nova Buriti Farmland	Januária/MG	24,247	Florestal	$	R 21.50
Preferência Farmland	Barreiras/BA	17,799	Beef Cattle	$	R 9.50
	Total	153,116		$	R 257.4

Overview of Urban properties and investment business

As of June 30, 2013, most of IRSA’s property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector, and shopping centers) was located in Argentina. IRSA leases its headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to a lease agreement that expires on February 28, 2014. IRSA does not currently lease any material properties other than the headquarters.

The following table sets forth certain information about our properties as of June 30, 2013:

Property (6)	Date of Acquisition	Leasable/ Sale sqm(1)	Location	Net Book Value Ps.(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity Ps./000	Rate	Use	Occupancy rate (7)
Intercontinental Plaza	11/18/1997	22,535	City of Buenos Aires	82,666	-	-	-	-	-	Office Rental	100.0%
Bouchard 710	06/01/2005	15,014	City of Buenos Aires	85,679	-	-	-	-	-	Office Rental	100.0%
Bouchard 551	03/15/2007	12,081	City of Buenos Aires	97,252	-	-	-	-	-	Office Rental	100.0%
Libertador 498	12/20/1995	620	City of Buenos Aires	4,275	-	-	-	-	-	Office Rental	100.0%
Maipú 1300	09/28/1995	9,399	City of Buenos Aires	40,190	-	-	-	-	-	Office Rental	97.3%
Madero 1020	12/21/1995	101	City of Buenos Aires	215	-	-	-	-	-	Office Rental	100.0%
Suipacha 652	11/22/1991	11,453	City of Buenos Aires	15,446	-	-	-	-	-	Office Rental	89.9%
Costeros Dique IV	08/29/2001	620	City of Buenos Aires	1,526	-	-	-	-	-	Office Rental	100.0%
República Building	04/28/2008	19,884	City of Buenos Aires	206,927	-	-	-	-	-	Office Rental	95.2%
Dique IV, Juana Manso 295	12/02/1997	11,298	City of Buenos Aires	61,973	-	-	-	-	-	Office Rental	94.4%
Avda. de Mayo 595	08/19/1992	1,958	City of Buenos Aires	3,964	-	-	-	-	-	Office Rental	100.0%
Rivadavia 2768	09/19/1991	274	City of Buenos Aires	139	-	-	-	-	-	Office Rental	0.0%
Constitución 1111	06/16/1994	274	City of Buenos Aires	771	-	-	-	-	-	Commercial Rental	0.0%
Bank Boston Tower	08/27/2007	14,873	City of Buenos Aires	143,328	-	-	-	-	-	Office Rental	96.4%
Santa María del Plata	07/10/1997	60,100	City of Buenos Aires	12,495	-	-	-	-	-	Other Rentals	100.0%
Constitución 1159	01/16/1994	2,072	City of Buenos Aires	8,763	-	-	-	-	-	Other Rentals	100.0%
Plot of Land Catalinas Norte	12/17/2009	N/A	City of Buenos Aires	109,170	-	-	-	-	-	Other Rentals	N/A
Dot Building (3)	11/28/2006	11,242	City of Buenos Aires	102,155	-	-	-	-	-	Office Rental	100.0%
Other Properties (5)	N/A	N/A	City of Buenos Aires	34,004	-	-	-	-	-	Other Rentals	N/A
Madison 183	11/27/2012	23,200	New York	744,367	Mortgage	404.1	Dec-19	373.7	Libor+2,55%	Office Rental	98.5%
Alto Palermo Shopping (3)	11/23/1997	18,690	City of Buenos Aires	233,937	-	-	-	-	-	Shopping Center	98.4%
Abasto Shopping (3)	07/17/1994	37,708	City of Buenos Aires	318,855	-	-	-	-	-	Shopping Center	99.8%
Alto Avellaneda (3)	11/23/1997	36,943	Province of Buenos Aires	146,428	-	-	-	-	-	Shopping Center	99.9%
Paseo Alcorta (3)	06/06/1997	14,141	City of Buenos Aires	121,424	-	-	-	-	-	Shopping Center	99.8%
Patio Bullrich (3)	10/01/1998	11,683	City of Buenos Aires	114,564	-	-	-	-	-	Shopping Center	99.7%
Alto Noa (3)	03/29/1995	19,141	City of Salta	36,703	-	-	-	-	-	Shopping Center	99.7%
Buenos Aires Design (3)	11/18/1997	13,746	City of Buenos Aires	18,512	-	-	-	-	-	Shopping Center	99.0%
Alto Rosario Shopping (3)	11/09/2004	27,691	City of Rosario	128,774	-	-	-	-	-	Shopping Center	97.1%
Mendoza Plaza Shopping (3)	12/02/1994	42,238	City of Mendoza	115,480	-	-	-	-	-	Shopping Center	97.7%
Córdoba Shopping – Villa Cabrera (3)	12/31/2006	15,106	City of Cordoba	65,820	Mortgage -Antichresis	15.5	Jan-26	15.5	Libor+1,5%+CER	Shopping Center	100.0%
Dot Baires Shopping (3)	12/01/2009	49,719	City of Buenos Aires	472,325	-	-	-	-	-	Shopping Center	99.4%
Soleil Factory (3)	07/01/2010	13,609	Province of Buenos Aires	91,690	Mortgage	71.3	jul-17	71.3	Annual Rate 5.00%	Shopping Center	100.0%
Neuquén Project (3) (9) (11)	07/06/1999	N/A	Province of Neuquen	49,810	-	-	-	-	-	Shopping Center (in construction)	N/A
Arcos Project (3) (10) (11)	12/01/2011	N/A	City of Buenos Aires	136,313	-	-	-	-	-	Shopping Center (in construction)	N/A
Beruti (3)	06/24/2008	3,207	City of Buenos Aires	9,264	-	-	-	-	-	Land Reserve	N/A
Santa María del Plata	07/10/1997	715,951	Province of Buenos Aires	222,787	-	-	-	-	-	Land Reserve	N/A
Patio Olmos (3)	09/25/2007	5,147	City of Cordoba	31,709	-	-	-	-	-	Land Reserve	N/A
Caballito plot of land	11/03/1997	7,451	City of Buenos Aires	49,699	-	-	-	-	-	Land Reserve	N/A
Others Reserves of Land(4)	N/A	13,548,200	City and Province of Bs. As.	14,333	-	-	-	-	-	Land Reserve	N/A
Lujan (3)	05/31/08	1,176,000	Province of Bs. As.	24,598	-	-	-	-	-	Land Reserve	N/A
Hotel Llao Llao	06/01/1997	24,000	Ciudad de Bariloche	88,616	-	-	-	-	-	Hotel	54.0%
Hotel Intercontinental	11/01/1997	37,600	City of Buenos Aires	58,013	-	-	-	-	-	Hotel	68.0%
Hotel Libertador	03/01/1998	17,463	City of Buenos Aires	33,719	Escrow (8)	19.4	Sep-13	19.4	Annual Rate 17.29%	Hotel	74.0%

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Cost of acquisition or development, plus improvements, less accumulated depreciation, less allowances.
(3)	Through Alto Palermo.
(4)	Includes the following land reserves: Pontevedra plot; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, San Luis and Merlo (through IRSA) and Zelaya 3102 and Conil (through Alto Palermo).
(5)	Includes the following properties: Anchorena 559 and Parking spaces Ocampo (through Alto Palermo).
(6)	All assets are owned by us or through any our subsidiary.
(7)	Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.
(8)	As collateral for the new debt Hoteles Argentinos S.A. (HASA) contracted with ICBC, we entered into a put option.
(9)
APSA signed an agreement with the Municipality of Neuquén in which APSA committed to construct the whole shopping center in a maximum term of 24 months, these will be counted starting from the date of signature of the act of beginning of works. On June 30, 2013 and 2012 and on July 1°, 2011 the amount of the developments in Shopping Neuquén rise to Ps. 36.1, Ps. 9.1 and Ps. 4.5 million, respectively.On June 30, 2013 the contractual obligations corresponds mainly to constructions related with the project above and they rise to Ps. 205 million. The project is estimated to be concluded on September, 2014.

(10)
APSA maintains engagements with the City of Buenos Aires´ Government in order to develop the Arcos del Gourmet project. The amount of the construction as of June 30, 2013 and 2012 rise to Ps. 136.3 million and 17.8 million, respectively. On June 30, 2013 the contractual obligations corresponds mainly to constructions related with the project above and rise to Ps 227.3 million. The project is estimated to be concluded by the end of 2013.

(11)	Both projects are financed through syndicated loans subscribed with different bank institutions, for further information see Item 5.b Indebtedness.

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

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured (in thousands of	Book Value (in thousands of
		Ps.)	Ps.)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	263,908	384,517
Vehicles	Theft, fire and civil and third parties liability	9,726	3,470

Urban properties and investment business

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

In our Development and Sales of Properties segment, IRSA only maintains insurance when it retains ownership of the land under development or when IRSA develops the property itself. The liability and fire insurance policies cover potential risks such as property damage, business interruption, fire, falls, collapse, lightning and gas explosion. Such insurance policies contain specifications, limits and deductibles which we believe are customary. IRSA maintains insurance policies for the properties after the end of construction only if it retains ownership, primarily in the Offices and Other Properties segment.

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

Item 4A. Unresolved Staff Comments.

None.

Item 5. Operating financial review and prospects

A. CONSOLIDATED OPERATING RESULTS

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our audited consolidated financial statements and related notes appearing elsewhere in this annual report. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects”, “anticipates”, “intends”, “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this annual report. See Item 3 “Key Information – D.  Risk Factors” for a more complete discussion of the economic and industry-wide factors relevant to us.

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2013 and 2012 relate to the fiscal years ended June 30, 2013 and 2012, respectively.

For a discussion of results of operations of IRSA and to assist in understanding changes in the Investment and development properties business, please see “Item 5 Operating and financial review and prospects”in IRSA's annual report on Form 20-F for the year ended June 30, 2013 which is publicly available on the SEC's website (www.sec.gov). The discussion and analysis of IRSA is for the full annual periods ended June 30, 2013 compared to June 30, 2012.

The management's discussion and analysis of IRSA’s operating financial review and prospects included in IRSA's 20-F for the year ended June 30, 2013 and 2012 is included only on a supplemental basis.

We maintain our accounting books and records in Pesos. Our audited consolidated financial statements as of June 30, 2013 and 2012 have been prepared in accordance with the accounting policies based on the IFRS issued by the IASB and the interpretations issued by the IFRIC applicable as of such date.

Factors affecting Comparability

Our results of operations for the year ended June 30, 2013 were affected by the consolidation of the results of operations of Rigby 183 LLC as from October 1, 2012. Prior to October 1, 2012, our investment in Rigby 183 LLC was accounted for under the equity method of accounting. Thus, our results of operations for the year ended June 30, 2012 are not fully comparable to the results of operations for the year ended June 30, 2013.

Purchase and Sale of Farmlands

Our strategy includes the identification, acquisition, exploitation and selective disposition of rural properties that have attractive prospects for long-term value appreciation. As part of this strategy, from time to time we purchase and sell farmlands. The acquisition or disposition of farmlands in any given period may make the production results of that period difficult to compare to those of other periods.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of beef cattle and milk and our forestry activities, tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Revenue Recognition

We derive our revenues primarily from:

(i) the production and sale of crops, sugarcane, beef cattle and milk,

(ii) beef cattle feedlot operations,

(iii) leasing of our farmlands from third parties;

(iv) commodity brokerage activities; and

(v) through the consolidation of our financial statements with IRSA's, we record revenue from the rental and operation of services at offices and shopping centers in Argentina, the development and sale of properties, consumer finance transactions, and hotel operations.

Revenues from sales of goods are recognized when: (a) any significant risks and rewards of ownership of such goods have been transferred; (b) the entity is no longer related to the management of the assets sold and neither does the entity retain control over them; (c) the amount of the revenues and costs associated with the transaction can be reliably measured; and (d) there is a likelihood that the entity will receive the economic benefits associated with the transaction.

The revenues arising from the supply of services are recognized when (a) the amount of the revenues and costs associated with the services can be reliably measured; (b) there is a likelihood that the entity will receive the economic benefits associated with the transaction, and (c) the degree of progress of the service can be reliably measured.

Agricultural business

The revenues from the agriculture and livestock business activities originate mainly in sales of both agricultural and livestock products and biological assets, in the supply of different services related to agribusiness and in the lease of agricultural land.

Revenues from sales are accounted for when the agricultural products or the biological assets are delivered and the customers acquire ownership and assume the associated risks, all of which habitually happens when the products are either received, or directly picked up by customers, the collection of receivables is likely and the value of revenues may be reliably measured. Net sales of agricultural products represent the amount billed, net of discounts and bonuses, if any.

Besides, there is the supply of different services associated with the agricultural and livestock breeding business (including, though not limited to, irrigation and feedlot services) as well as brokerage services. Revenues from services are accounted for when the services are rendered.

We also lease land to third parties in the framework of operating leases. Revenues from leases are accounted for using the straight-line method throughout the lease period.

Investment and development properties business

Our revenues derive basically from leasing and operating space at offices and shopping centers in Argentina, developing and selling properties, financing consumption and operating hotels. This section reflects our policies concerning revenue recognition as well as the policies of our subsidiaries, both those in which we have a controlling stake and those in which we have joint control.

Sales and Developments

Revenues from the development and sales of real estate include mainly the revenues from the sale of properties held for sale. The revenues from the sale of real estate are booked when the significant risks and rewards of ownership have been transferred to the buyer. This usually happens when the purchase and sale deeds are signed and when the transaction is not subject to conditions (except when the expectation is that the payment or completion will significantly occur after such exchange). When sales are subject to conditions, it is only when the conditions are satisfied that the sales are booked.

We apply the IFRIC 15 “Agreements for the Construction of Real Estate'”. The IFRIC 15 lays down the guidelines to decide which standard to apply when accounting for the construction of real estate, that is the IAS 11 “Construction Contracts ” or the IAS 18 “Revenue”. IFRIC 15 interprets that an agreement satisfies the requirements to be considered a construction contract under IAS 11 when the buyer is in a position to specify the main structural elements of the design of the property before or during the works. Besides, IFRIC 15 interprets that an agreement is for the sale of goods within the scope of IAS 18 when the construction works is conducted independently from the agreement and the buyer only has limited influence on the design. The company analyzed the nature of its agreements and determined that they fall within the scope of IAS 18. Therefore, the company recognizes revenues associated with the sale of residential homes and commercial units when the legal conveyance takes place according to IAS 18.

We also generally conduct barter transactions where we exchange plots of land for properties to be built on them with third-party developers for future units that are an integral part of the planned buildings. At times, the company also receives cash as a part of the transaction. The title deed to the plots of land that are bartered, together with the risks and rewards associated with them, are transferred to the developer at the time of the sale. The Company generally demands that the developer should post surety bonds or raise mortgages over the plot of land in favor of the Company to guarantee performance. If the developer does not meet his duties, the Company forecloses on the mortgage or demands compensation on the surety bond, together with a cash penalty.

The Company determines that its barters are in a commercial nature and that the conditions for recognizing income from the transfer of the plots have been satisfied at the time of execution of the barter transaction. Revenues are recognized at the fair value of the property delivered, adjusted by the cash amount received, if any. In exchange for the land assigned, the Company receives cash, if any, and a receivable in kind. Such receivable in kind is initially recognized at fair value but it is not adjusted in subsequent fiscal years. The receivable in kind is classified as Property held for sale in the financial statements.

The Company may sell residential units to third-party buyers once they are finished and have been transferred by the developer. In these cases, the revenues from these transactions are recognized when the significant risks and rewards of ownership have been actually transferred to the buyer. This normally happens when the title deed to the property is drawn up.

However, the Company may start to sell the residential units during the construction period or even before the construction period starts. In these cases, buyers generally make an initial payment to the Company, with the outstanding balance being paid at the time when the unit sold to the buyer is actually delivered. In these cases, it is only when the units have been transferred to the buyers and the title deeds are signed, in other words, at the time of the legal closing, that the revenues from these sales are booked. And the reason for this is that in the event of the developer failing to complete the residential units, and thus, failing to deliver them to the buyer, the Company will be contractually bound to reimburse the buyer for any initial payment received plus a fine. The Company may then institute legal proceedings against the developer on grounds of defaulting on the agreement. The Company considers that the most significant risk associated with the asset held by the company (that is, the right to receive the units) is non-performance by the developer (that is, failure to complete the construction of the units) which risk is not been transferred to the buyers at the moment when the initial payment is received.

Office buildings and other leases and services

Revenues from office and other property rentals include mainly the revenues from office rentals in the form of operating leases, revenues from services and the expenses recovered from lessees.

Revenues from the rental of offices and other properties assigned in lease under operating leases are recognized in the statement of income using the straight-line method for the duration of such operating leases. When incentives are conferred, these are accounted for as a part of consideration for the use of the property and are therefore recognized by application of the straight-line method.

Contingent leases are booked as income in the periods in which they are collected. Rental increases are booked when they are agreed upon with the lessees.

Lease agreements also stipulate that the common area maintenance expenses associated with the Company’s buildings and other rental properties are to be borne by the lessees, generally in a percentage proportion. Common area maintenance expenses comprise all those expenses that are necessary or advisable to operate, maintain, manage, safeguard, preserve, repair, supervise, cover with insurance and perfect the Company’s rental buildings and properties. It is the Company who carries out management functions over its rental properties. The Company assumes responsibility for initially paying these expenses, which are subsequently recovered from lessees. The Company considers that it acts as principal in these cases. Revenues for these items are recognized when the services are supplied and are included within revenues from rentals and services, though separate from common area maintenance expenses. These expenses are charged to the statement of income as soon as they are incurred.

Shopping center leases and services

The revenues derived from the businesses conducted in the Company’s shopping centers mainly comprise revenues from retail store rentals in the form of operating leases, admission fees, commissions and revenues from the different services rendered to the Company’s lessees.

Pursuant to the Argentine Law No. 23,091, as amended by Law No, 24,808, the “Law of Leases”, all lease agreements within its scope can be cancelled. Pursuant to the Law of Leases, no lease can be terminated during the first six months of the agreement, and once this term has expired, lessees are entitled to cancel their leases at any time subject to a previous notice served on the lessors. The payments for cancellation prescribed by the law to compensate lessors are equivalent to a month and a half’s rental if the agreement is terminated during the first year of the lease and a month’s rental if they are terminated after the first year.

The Company analyzed the definition of the lease term under IAS 17, which lays down that a noncancellable lease is a lease that can be cancelled only (a) in the event of any remote contingency, (b) when the lessor has given permission, (c) if the lessee enters into a new lease with the same lessor, or (d) when the lessee pays an additional amount at the inception of the lease that results in assuming that lease continuity is reasonably certain.

The Company has determined that in all operating leases, the term of the lease for accounting purposes coincides with the lease term. The Company concluded that in spite of the ability to cancel leases contemplated by the law, lessees would incur significant economic penalties and other setbacks if their leases were cancelled prior to their expiration dates. The Company considers that the scope of these setbacks is such that lease continuity on the part of lessees is reasonably certain at the inception of the lease. The Company drew this conclusion in view of factors such as (i) the strategic geographical location of the Company’s investment properties; (ii) the characteristics of lessees (most of whom are locally and internationally renowned chain stores), (iii) the limited availability of similar spaces in areas where the Company has its investment properties; (iv) lessees’ brand images and other competition-related aspects; (v) the significant expenses incurred by lessees to renew, maintain and improve the spaces rented for them to reflect the lessee’s own image; and (vi) that most of the Company’s lessees only have shopping center outlets with only a few, or sometimes without, stores at the street level.

Lessees at shopping centers are generally bound to pay a lease that consists in the highest of: (i) a basic monthly rental (the "Base Rent"), and (ii) a specific percentage of monthly gross retail sales of the lessee (the "Percentage Rent") (which generally ranges from 4% to 10% of gross sales of the lessee). In addition, pursuant to the rental indexation clause in most leases, the lessee's Base Rent is generally increased between 7% and 12% per year during the term of the lease.

Besides, certain lease agreements include provisions that set forth variable rentals based on specific sales volumes or some other type of index.

The revenues derived from rentals of stores and other spaces in shopping centers in the form of operating leases with scheduled rental increases are recognized on a straight-tine basis over the term of those leases. Any incentives conferred by the Company to the lessees, if any, are recognized as reductions in the revenues from rentals on a straight-line basis over the term of the lease.

Contingent rentals, that is, the rentals whose prices are not pre-established and may not be determined at the inception of the lease, are recognized as revenues in the periods in which they are known and can be determined. The increases in rentals are accounted for at the time they are agreed upon with the lessees.

Lessees at the Company’s shopping centers generally pay a non-reimbursable admission fee at the time they sign a lease agreement or when they renew an existing agreement. These admission fees are considered as additional revenues from rentals and are recognized in the statement of income on a straight-line basis over the term of the respective lease agreements.

The Company also acts as a real estate broker in negotiating and entering into the lease agreements for its shopping centers: it therefore receives commissions when acting in such capacity. A transaction is deemed to have been successful when both parties have signed the respective lease agreement. Commissions are considered to be additional revenues from rentals and are recognized in the statement of income on a straight-line basis over the term of the respective lease agreement.

Lease agreements also stipulate that the common area maintenance expenses associated with the Company’s shopping centers are to be borne by the lessees, generally in a percentage proportion. Common area maintenance expenses comprise all those expenses that are necessary or advisable to operate, maintain, manage, safeguard, preserve, repair, supervise, cover with insurance and perfect the Company’s shopping centers. It is the lessor who determines whether it is necessary or advisable to incur a given common area maintenance expense. The Company assumes responsibility for initially paying these expenses, which are subsequently recovered from lessees. The Company considers that it acts as principal in these cases.

Revenues for these items are included within revenues from rentals and services, though separate from common area maintenance expenses. These expenses are charged to the statement of income as soon as they are incurred.

Pursuant to the lease agreements, lessees are also obligated to participate in Common Advertising Funds (“FPC”, as per its Spanish acronym) aimed at providing for the Company’s advertising and promotional activities. Participation in these funds generally comprises a percentage calculated over the lease prices accrued every month. Revenues for these items are equally included within revenues from rentals and services, though separate from advertising and promotional expenses. These expenses are charged to the statement of income as soon as they are incurred.

Besides, revenues from shopping centers also include revenues from management and other services, such as parking lots. These revenues are recognized in profit and loss for the year when the services are rendered.

Hotels

Revenues from hotel operations include mainly room services, catering and other services. Revenues from the sale of products at hotels are accounted for when the products are delivered and any significant risks and rewards of ownership are transferred to the buyer. Any revenues derived from sales of services are recognized at the time of rendering the service. All other revenues are booked on an accrual basis.

Segment Reporting

IFRS 8 mandates that entities should present financial and detailed information on its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity over which there is separately available financial information that is reviewed regularly by the Company’s Executive Committee (the entity's chief operating decision maker when it comes to day-to-day decisions, without prejudice to the powers and duties of the Board in its role as the Company’s management body) to make decisions about how to allocate resources and assess segment performance. The Executive Committee evaluates the businesses based on the differences in the nature of their products, operations and risks. The amount reported for each segment item is the measurement relayed to the Executive Committee and subsequently reported to the highest-ranking decision maker in the Company’s management, that is, the Board of Directors, to this end. The actions taken by the Board are then evaluated by the Shareholders’ Meeting in its role as the Company’s governance body.

Any operating segments identified are presented as reportable segments if any of the following quantitative thresholds are reached:

•	its reported revenue, from both external customers and intersegment sales or transfers, is 10 per cent or more of the combined revenue, internal and external, of all operating segments; or

•	the absolute measure of its reported profit or loss is 10 per cent or more of the greater, in absolute amount, of

•	the combined reported profit of all operating segments that did not report a loss and

•	the combined reported loss of all operating segments that reported a loss;

•	or its assets are 10 per cent or more of the combined assets of all operating segments

Additionally, any operating segments that do not reach any of the preceding quantitative thresholds could be considered to be reportable segments if the Company’s Management estimates that said information could be useful to the users of its financial statements.

If, having determined reportable segments in accordance with the preceding quantitative thresholds, the total external revenues attributable to these segments total less than 75% of the Company’s total consolidated external revenues, additional segments will be identified as reportable segments even when the preceding quantitative thresholds are not reached up and until at least 75% of the Company’s total consolidated external revenues are included in the reportable segments. Once 75% of the Company’s total consolidated external revenues are included as reportable segments, the rest of the operating segments are included in the column “Other”.

Segment-based reports have been prepared and classified in accordance with the different types of businesses in which the Company conducts activities.

Agricultural business

We are primarily engaged in agricultural operations which are subject to risk, including market prices, weather conditions and environmental concerns. From time to time, we sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations.

During the fiscal years ended June 30, 2013 and 2012, our principal operations were carried out in Argentina, our country of domicile, Brazil, Bolivia and Paraguay.

We conduct business in eight business segments, organized primarily on a product line and geographical area basis, with each segment offering a variety of different but interrelated products:

Crops

This segment includes activities related to planting, harvesting and sale of cereals such as wheat, corn, soybean, cotton and sunflower. The Company is focused on the long-term yield of the land, seeking to maximize its use by means of crop rotation and the use of different technologies and techniques. In this way, the type and quantity of grains that are harvested varies from one farming season to another.

Beef cattle

This segment consists of the purchase and/or fattening of beef cattle herds in natural pastures for sale to meat packing plants and local beef cattle markets.

Milk

This segment consists of the breeding and/or purchase of milking cows for the production of milk for sale to local producers of milk and dairy products.

Sugarcane

This segment consists in the planting, harvesting and sale of sugarcane.

Leases and Agricultural Services

This segment includes the provision of agricultural services (for example, irrigation) and the lease of farmlands owned by the Company to third parties.

Sale and Transformation of Lands

This segment comprises the results generated by the sale of farmlands and land development activities.

Agro-industrial

This segment consists in the fattening of beef cattle in feedlots for own or third-party slaughterhouses. Feedlot beef cattle breeding requires specific care and diets that differ from those applicable to natural grass-fed beef cattle breeding. This activity represents a distinct operating segment due to the special features of the feedlot system and its integration with industrialized beef processing.

Other

This segment includes the remaining operating segments that do not reach the quantity thresholds required for individual disclosure and comprises, inter alia, brokerage services.

Urban Properties and Investments Business

We have determined that the reportable business units are those based on management information generated by the Company. Consequently, we have six reportable business units. These units are: "Shopping Centers", "Offices”, "Sales and Developments", "Hotels", “International” and "Financial Transactions and Other".

Below is a general description of each segment:

Shopping Centers

This segment includes the results from the activities related to the commercial operation and development of shopping centers, originated mainly in the lease of and provision of lease-related services to retail stores and other spaces in the Company’s shopping centers.

Offices

This segment includes mainly the Company’s operating results from the lease of office spaces and the supply of services related to this activity.

Sales and Developments

This segment includes both the results from the sale of land reserves and/or real properties for sale and the results originated in their development and maintenance.

Hotels

This segment comprises the activities developed by the Company’s hotels, primarily composed of revenue from accommodation, catering services and restaurants.

International

This segment includes the results from investments in equity investees that operate mainly in the United States, related to the lease of office buildings and hotels in such country.

Financial Transactions and Other

This segment includes the income or loss generated by our associates Banco Hipotecario and Tarshop S.A. and the residual financial operations from our subsidiary Apsamedia. BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange. Both Tarshop’s and Apsamedia’s operations consist primarily of lending and servicing activities related to the credit card and personal loan products offered to consumers at retail revenues.

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index

2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.26%	5.4%
2010	11.0%	15.2%
2011	9.67%	12.5%
2012	9.90%	12.8%
2013	10.5%	13.5%

The increase in inflation may erode our present macroeconomic stability, causing a negative impact on our operations. The wholesale price index increased by 13.5% in the fiscal year 2013, and the Consumer Price Index increased 10.5% in the same period.

Critical Accounting Policies

 Our audited consolidated financial statements are prepared in accordance with IFRSs as issued by the IASB, and the accounting policies employed are set out in our Company’s Accounting Policies section in the financial statements. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgment because the areas are especially subjective or complex.

The discussion below should also be read in conjunction with the Company’s disclosure of significant IFRSs accounting policies, which is provided in Note 2 to our audited consolidated financial statements, “Significant accounting policies”.

We believe that the most critical accounting policies and significant areas of judgment and estimation are in:

▪	Business combinations
▪	Fair value of derivatives and other financial instruments
▪	Allowance for trade receivables
▪	Taxation
▪	Trading properties
▪	Impairment testing of goodwill and intangible assets
▪	Biological assets and agricultural produce at the point of harvest

•	Business combinations – purchase price allocation

We account for the acquisition of subsidiaries using the acquisition method. Accounting for business combinations requires us the determination of the fair value of the various assets and liabilities of the acquired business. We use all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist us in making these fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed.

Allocation of the purchase price affects our results as any identified finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

Upon our transition to IFRS we elected not to apply IFRS 3, “Business combinations”, retrospectively as the difficulty in applying these requirements to the large number of business combinations we completed from incorporation through to transition date exceeded any potential benefits. Therefore, business combinations occurred prior to transition date have not been restated.

•	Fair value of derivatives and other financial instruments

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are based on market conditions existing at statement of financial position.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money markey interest-rate curve (libor rate).
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money markey interest-rate curve (libor rate).

•	Allowance for trade receivables

We maintain an allowance for trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for trade receivables, we base our estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

•	Taxation

We are subject to income taxes in numerous jurisdictions. Our tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Company’s total tax charge necessarily involves a degree of estimation and judgment in respect of certain items whose tax treatment may not be always determined with certainty due to interpretation. The final resolution of some of these items may give rise to material profits, losses and/or cash flows. The complexity of the Company’s structure makes the degree of estimation and judgment more challenging. The resolution of issues may not always be within our control and may depend on the efficiency of legal action, if necessary. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the tax charge in the consolidated income statement and tax payments.
We recognize deferred tax assets only to the extent it is probable that future taxable profit will be available against which the temporary differences can be utilized. We assess the realizability of deferred tax assets by considering whether it is probable that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The amounts recognized in our audited consolidated financial statements in respect of each matter are derived from our best estimate and judgment as described in Note 6 to our audited consolidated financial statements.

•	Trading properties

Trading properties include land and work in progress in respect of development sites with a view to sale. Trading properties are carried at the lower of cost or net realizable value. On each development, judgment is required to assess whether the cost of land and any associated construction work in progress is in excess of its net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs to completion and estimated selling costs.

The estimation of the net realizable value of our trading properties under development is inherently subjective due to a number of factors, including their complexity, unusually large size, the substantial expenditure required and long timescales to completion. In addition, as a result of these timescales to completion, the plans associated with these developments could be subject to significant variation. As a result, the net realizable values of our trading properties are subject to a degree of uncertainty and are made on the basis of assumptions, which may not prove to be accurate.

If actual results differ from the assumptions upon which the external valuer has based its valuation, this may have an impact on the net realizable value of our trading properties, which would in turn have an effect on our financial condition.

•	Impairment testing of goodwill and non-current assets other than goodwill

IFRS requires us to undertake an annual test for impairment of indefinite lived assets and, for finite lived assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Impairment testing is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, we are required to make certain assumptions in respect of highly uncertain matters including management’s expectations of estimates of future cash flows, market rents for similar properties in the same location and condition, and discount rates.

For purposes of the impairment testing, we group assets at the lowest levels for which there are separately identifiable cash flows, known as cash generating units or CGUs. Given the nature of our assets and activities, most of our individual assets do not generate independent cash flows that are independent of those from CGUs. Therefore, we estimate the recoverable amount of the CGU to which the asset belongs, except where the fair value less costs to sell of the individual asset is higher than its book value; or the value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

Generally, we consider each shopping center, office building, hotel and undeveloped property within our, shopping centers, offices and other rentals, development and sales of properties, hotels, international and financial operations and others activities as a separate CGU. On the other hand, to the extent permitted by nature conditions of the soil and technology, we may use our farmland can for different agricultural activities that may generate independent cash flows from each other or within one single farmland. When we use farmland for single activities (i.e. crops), we consider it as one CGU. Otherwise, when we use a same farmland for more than one activity (i.e. crops and beef cattle), we further subdivide it into two or more CGUs, as appropriate, for purposes of impairment testing.

We determine the fair value less costs-to-sell of farmland properties using the sales comparison approach. The sales comparison approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.  The fair value is the amount of money we would realize if sold at arm’s length by a willing seller to a willing buyer. Prices of comparable properties nearby are used, which are adjusted due to differences in its size and condition. The most significant input in the valuation is the price per square meter determined by extensive analysis where farmland values are based on each land’s productive capability and other factors such as climate and location including soil properties.

Further details of the methods, estimates and assumptions we make in our annual impairment testing of goodwill are included in Note 6 in the Consolidated Financial Statements. No impairment of goodwill was identified.

•	Biological assets and agricultural produce at the point of harvest

We measure biological assets, which include unharvested crops, beef and dairy cattle, sheep, and sugarcane plantations (at initial recognition, when the biological asset has attained significant biological growth, and at each subsequent measurement reporting date) and agricultural produce, which include harvested crop, raw meat, raw milk, wool and harvested sugarcane, among others, at fair value less costs to sell. We measure biological assets that have not attained significant biological growth or when the impact of biological transformation on price is not expected to be material, at cost less any impairment losses, which approximates fair value.

In determining the point in time at which our biological assets attain significant biological growth, and therefore, a fair value model is used, we are required to make certain significant assumptions in respect of highly uncertain matters. We generally use agronomical studies and other inputs and the corresponding agricultural produce obtained as a basis to determine these points in time. Details of the assumptions we make in our determination of significant biological growth are included in Note 6 in our audited consolidated financial statements.

When an active market exists for biological assets, we use the quoted market price in the most relevant market as a basis to determine the fair value of our biological assets, as in the case of beef cattle. For other biological assets where there is neither an active market nor market-determined prices during the growth cycle, we determine their fair value through the use of discounted cash flow (DCF) valuation techniques.

Therefore, we generally derive the fair value of our growing biological assets from the expected cash flows of the related agricultural produce. The DCF method requires us to populate the models with highly subjective assumptions, including observable and unobservable inputs. The models we use to estimate the fair value of our biological assets are generally based on data not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets. The unobservable inputs we use are generally determined based on the best information available, for example, by reference to historical information regarding past practices and results, statistical and agronomical information and other analytical techniques. Changes in the assumptions underlying such subjective inputs can materially affect our fair value estimates and impact our results of operations and financial condition from period to period. In contrast to biological assets whose fair value is generally determined using the DCF method, we typically determine the fair value of our agricultural produce at the point of harvest using market prices.

The key assumptions used in our models include market prices, estimated yields, and estimated costs, discount rates and others.

The market prices used in our DCF models are determined by reference to observable data in the relevant market for specific crops. We estimate our harvesting costs and other costs based on historical and statistical data. We estimate yields based on several factors, including the location of the farmland, soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of our control, including but not limited to extreme or unusual weather conditions, plagues and other diseases. Discount rates reflect current market assessments of the assets involved and the time value of money.

All of these assumptions are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used may result in a significant increase or decrease to the fair value of biological assets recognized at any given time. Cash flows are projected based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value. The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted.

Further details on valuation methods, sensitivity analysis and other factors is included in Note 6 to the audited consolidated financial statements.

Business Segment Information

We are required to disclose segment information in accordance with IFRS 8, which establishes that an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”). Such function is carried out by our Executive Committee in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the management body, that is to say, the Board of Directors. Our current members of the Executive Committee are Mrs. Eduardo S. Elsztain, Saúl Zang and Alejandro G. Elsztain. CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

We operate in two businesses areas, namely, “Agricultural” and “Investment and Development Properties” businesses, as further described below.

We operate our Agricultural business through eight reportable segments, namely “Crops”, “Cattle”, “Milk”, “Sugarcane”, “Farmland Leases and Services”, “Land Transformation” and Sales”, “Agro-industrial” and “All Others” as further described below:

•
Our “Crops” segment consists of planting, harvesting and sale of crops including wheat, corn, soybeans, cotton, and sunflower, which do not represent separate operating segments on an individual basis. We seek to maximize the use of our land through crop rotation, the use of technology and techniques, and the type and amount of crops cultivated may vary from one harvest year to another harvest year. In this way, we are focused on the long-term performance of our land, and to that extent, we assess the performance considering the aggregated combination, if any, of crops planted in the land.

•	Our “Cattle” segment consists of breeding, purchasing and/ or fattening of free-range beef cattle for sale to meat processors and local livestock auction markets.

•	Our “Milk” segment consists of breeding and/ or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers.

•	Our “Sugarcane” segment consists of planting, harvesting and sale of sugarcane.

•	Our “Farmland Leases and Services” segment includes services, i.e. irrigation and farmland leases out to third parties.
•
Our “Land Transformation” and Sales” segment comprises the identification and acquisition of underdeveloped and undermanaged farmland property and the sale of farmland to profit from land value appreciation generated through the use of the land.

•
Our “Agro-industrial” segment consists of feedlot farming for slaughtering process in our own packing plant or for cattle finishing services to third parties. Feedlot farming is distinctive and requires specific care and diets, which differ from those, provided to free-range cattle. We assess this activity separately due to the distinctive characteristics of the cattle feedlot system and its integration with industrialized meat processing.

•	Our “All Others” segment comprises the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure, mainly brokerage activities.

We operate our Investment and Development Properties business through six reportable segments, namely “Shopping Centers”, “Office and Other Rentals”, “Development and Sale of Properties”, “Hotels”, “International” and “Financial Operations and Others” as further described below:

•	Our Shopping Centers segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenue from tenants.

•
Our “Offices and Other Rentals” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

•	Our “Development and Sales of Properties” segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business.

•	Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues.

•
Our “International” segment includes mainly the consolidated results of operations of our office building property located at Madison Avenue 183 in New York, United States of America as from the date we obtained control of this operation plus our share of profit or loss of our associate New Lipstick which owns the Lipstick Building at Manhattan also in New York.

•
Our “Financial Operations and Others” segment includes the income or loss generated by our associates Banco Hipotecario and Tarshop S.A. and the residual financial operations from our subsidiary Apsamedia. BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange. Both Tarshop’s and Apsamedia’s operations consist primarily of lending and servicing activities related to the credit card and personal loan products offered to consumers at retail venues.

For summarized analysis of the lines of business for the year ended June 30, 2013 and 2012. Please see the section Revenues by Business Segment for details.

In our Agricultural business, cattle, dairy and agro-industrial activities are mainly conducted in Argentina, crops activity is developed in Argentina, Brazil, Bolivia and Paraguay, while that sugarcane activity is developed in Brazil and Bolivia.

Our shopping center properties are all located in Argentina. Substantially all of our office and other rental properties are located in Argentina, except for two office building properties located in the United States of America which are owned by our associates. Our hotel properties are also located in Argentina. Our development properties are also located in Argentina. The operating results of the Cresca, Cyrsa, Nuevo Puerto Santa Fe, Canteras Natal Crespo, Baicom Networks and Quality Invest joint venture operations have been presented on a proportionate format.

The proportionate format presents the net income from the equity-accounted joint venture on a line-by-line basis rather than as a single line item as IFRS requires to be shown in the consolidated statement of income. Management considers that given that the assets underlying both the consolidated and equity-accounted operations are similar and the drivers of their results are similar, that the proportionate consolidation format is a more useful way to understand the performance of the trading property business. This is because the proportionate format aggregates both revenue and expense items rather than netting them for equity accounted ventures and only reflecting their performance as a single line item of profit or loss. As a result, the proportionate format is what the CODM considers in assessing and understanding the performance and results of operations of the development property business as a whole.

The CODM evaluates performance of business segments based on segment profit. The measurement principles for our segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for our share of profit or loss of joint ventures as discussed in the segment tables above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

The following tables present a reconciliation between the total results of operations as shown in the section Revenues by Business Segment and the results of operations as per the statement of income for the fiscal years ended June 30, 2013 and 2012. The adjustments relate to the presentation of the results of operations of the joint ventures on an equity-accounted basis for IFRS income statement purposes

Below is a summarized analysis of the lines of business of the Company for the years ended June 30, 2013 and 2012:

	Year ended June 30, 2013
	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	1,347,801	2,323,409	3,671,210
Costs	(2,038,150)	(1,203,146)	(3,241,296)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	888,493	-	888,493
Changes in net realizable value of agricultural produce after harvest	11,756	-	11,756
Gross Profit	209,900	1,120,263	1,330,163
Gain from disposal of investment properties	-	178,026	178,026
Gains from disposal of farmlands	149,584	-	149,584
General and administrative expenses	(150,332)	(196,998)	(347,330)
Selling expenses	(172,139)	(117,119)	(289,258)
Other operating results, net	(1,837)	91,771	89,934
Profit from operations	35,176	1,075,943	1,111,119
Share of profit/ (loss) of associates	9,191	(20,864)	(11,673)
Segment Profit	44,367	1,055,079	1,099,446

Investment properties	25,317	4,316,248	4,341,565
Property, plant and equipment	1,675,420	231,734	1,907,154
Trading properties	-	213,638	213,638
Goodwill	6,438	75,852	82,290
Biological assets	402,594	-	402,594
Inventories	239,011	16,428	255,439
Interests in associates	31,223	1,154,830	1,186,053
Total segment assets	2,380,003	6,008,730	8,388,733

	Year ended June 30, 2012
	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	1,077,862	1,912,373	2,990,235
Costs	(1,605,254)	(971,684)	(2,576,938)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	708,706	-	708,706
Changes in net realizable value of agricultural produce after harvest	2,600	-	2,600
Gross Profit	183,914	940,689	1,124,603
Gain from disposal of investment properties	-	116,689	116,689
Gain from disposal of farmlands	45,490	-	45,490
General and administrative expenses	(140,571)	(175,903)	(316,474)
Selling expenses	(116,401)	(95,991)	(212,392)
Management fees	(8,696)	-	(8,696)
Other operating results, net	(61,729)	(36,995)	(98,724)
Operating Profit / (Loss)	(97,993)	748,489	650,496
Share of profit/ (loss) of associates	5,655	28,922	34,577
Segment Profit / (Loss)	(92,338)	777,411	685,073

Investment properties	30,398	3,649,381	3,679,779
Trading properties	-	306,434	306,434
Property, plant and equipment	1,675,841	252,399	1,928,240
Goodwill	5,927	20,388	26,315
Biological assets	366,102	-	366,102
Inventories	240,207	15,659	255,866
Interests in associates	27,452	1,212,114	1,239,566
Total segment assets	2,345,927	5,456,375	7,802,302

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Company for the years ended June 30, 2013 and 2012:

	June 30, 2013
	Agriculture
	Crops	Cattle	Milk	Sugarcane	Farmland leases and services	Subtotal Agricultural Business	Land sale and transformation	Agro-industrial	Other segments	Total agricultural business (i)
Revenues (i)	750,192	76,679	38,818	160,259	30,815	1,056,763	-	207,755	83,283	1,347,801
Costs	(1,227,832)	(145,940)	(74,826)	(302,206)	(12,052)	(1,762,856)	(5,675)	(198,402)	(71,217)	(2,038,150)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	572,081	79,336	40,741	197,317	-	889,475	-	-	(982)	888,493
Changes in net realizable value of agricultural produce after harvest	11,801	(45)	-	-	-	11,756	-	-	-	11,756
Gross Profit / (Loss)	106,242	10,030	4,733	55,370	18,763	195,138	(5,675)	9,353	11,084	209,900
Gain from disposal of farmlands	-	-	-	-	-	-	149,584	-	-	149,584
General and administrative expenses	(87,714)	(12,800)	(2,912)	(24,163)	(4,115)	(131,704)	(533)	(10,986)	(7,109)	(150,332)
Selling expenses	(114,976)	(10,926)	(1,713)	(4,006)	(1,530)	(133,151)	(10,604)	(21,507)	(6,877)	(172,139)
Other operating results, net	(11,249)	(3,264)	(738)	(27)	(1,043)	(16,321)	(135)	(1,305)	15,924	(1,837)
Profit / (Loss) from Operations	(107,697)	(16,960)	(630)	27,174	12,075	(86,038)	132,637	(24,445)	13,022	35,176
Share of profit / (loss) of associates	8,117	-	-	-	-	8,117	-	-	1,074	9,191
Segment Profit / (Loss)	(99,580)	(16,960)	(630)	27,174	12,075	(77,921)	132,637	(24,445)	14,096	44,367

Investment properties	-	-	-	-	25,317	25,317	-	-	-	25,317
Property, plant and equipment	1,115,211	136,824	21,440	303,283	456	1,577,214	58,026	20,287	19,893	1,675,420
Goodwill	4,443	-	-	1,995	-	6,438	-	-	-	6,438
Biological assets	56,394	197,202	28,134	111,064	-	392,794	-	-	9,800	402,594
Inventories	201,729	23,617	-	939	-	226,285	-	10,419	2,307	239,011
Interests in associates	28,858	-	-	-	-	28,858	-	-	2,365	31,223
Total segment assets (ii)	1,406,635	357,643	49,574	417,281	25,773	2,256,906	58,026	30,706	34,365	2,380,003

(i)
From all of the Company’s revenues corresponding to agricultural business, Ps. 796.3 million is originated in Argentina and Ps. 551.5 million in other countries, principally Brazil for Ps. 453.2 million.

(ii)
From all of the Company´s assets included in the segment corresponding to agricultural business, Ps. 883.1 million is located in Argentina and Ps. 1,496.9 million in other countries, principally Brazil for Ps. 1,190.1 million.

	June 30, 2012
	Agriculture
	Crops	Cattle	Milk	Sugarcane	Farmland leases and services	Subtotal Agricultural Business	Land sale and transformation	Agro-industrial	Other segments	Total Agricultural business (I)
Revenues (I)	636,112	132,280	30,168	98,882	25,310	922,752	-	100,058	55,052	1,077,862
Costs	(1,051,867)	(163,531)	(57,841)	(167,921)	(2,567)	(1,443,727)	(4,653)	(110,764)	(46,110)	(1,605,254)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	513,404	78,982	34,010	82,251	-	708,647	-	-	59	708,706
Changes in net realizable value of agricultural produce after harvest	2,460	140	-	-	-	2,600	-	-	-	2,600
Gross Profit / (Loss)	100,109	47,871	6,337	13,212	22,743	190,272	(4,653)	(10,706)	9,001	183,914
Gain from disposal of investment properties	-	-	-	-	-	-	-	-	-	-
Gain from disposal of farmlands	-	-	-	-	-	-	45,490	-	-	45,490
General and administrative expenses	(86,771)	(14,926)	(2,939)	(19,429)	(3,700)	(127,765)	(507)	(7,370)	(4,929)	(140,571)
Selling expenses	(88,367)	(11,550)	(1,238)	-	(1,306)	(102,461)	(1,002)	(7,646)	(5,292)	(116,401)
Management fees	-	-	-	-	-	-	-	-	(8,696)	(8,696)
Other operating results, net	(58,113)	(2,991)	(583)	(12)	(733)	(62,432)	(101)	136	668	(61,729)
Profit / (Loss) from Operations	(133,142)	18,404	1,577	(6,229)	17,004	(102,386)	39,227	(25,586)	(9,248)	(97,993)
Share of profit/ (loss) of associates	6,018	-	-	-	-	6,018	-	-	(363)	5,655
Segment Profit	(127,124)	18,404	1,577	(6,229)	17,004	(96,368)	39,227	(25,586)	(9,611)	(92,338)

Investment properties	-	-	-	-	30,398	30,398	-	-	-	30,398
Property, plant and equipment	1,182,139	169,060	14,545	222,050	2,363	1,590,157	55,555	21,303	8,826	1,675,841
Goodwill	4,090	-	-	1,837	-	5,927	-	-	-	5,927
Biological assets	57,102	183,817	25,987	96,389	-	363,295	-	-	2,807	366,102
Inventories	193,534	40,597	1,596	2,474	1,950	240,151	-	-	56	240,207
Interests in associates	25,563	-	-	-	-	25,563	-	-	1,889	27,452
Total segment assets (ii)	1,462,428	393,474	42,128	322,750	34,711	2,255,491	55,555	21,303	13,578	2,345,927

(i)
From all of the Company’s revenues corresponding to agricultural business, Ps. 647.8 million is originated in Argentina and Ps. 430.0 million in other countries, principally Brazil for Ps. 347.2 million.

(ii)
From all of the Company’s assets included in the segment corresponding to agricultural business, Ps. 813.7 million is located in Argentina and Ps. 1,548.2 million in other countries, principally Brazil for Ps. 1,287.2 million.

(ii)	Urban properties and investments

The following tables present the reportable segments of the urban properties and investments line of business of the Company for the years ended June 30, 2013 and 2012:

	June 30, 2013
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total urban and investment properties (II)
Revenues (I)	1,622,346	291,123	141,996	225,836	40,905	1,203	2,323,409
Costs	(770,320)	(122,186)	(106,558)	(169,071)	(33,494)	(1,517)	(1,203,146)
Gross Profit	852,026	168,937	35,438	56,765	7,411	(314)	1,120,263
Gain from disposal of investment properties	-	-	178,026	-	-	-	178,026
General and administrative expenses	(66,476)	(34,876)	(32,901)	(49,337)	(13,158)	(250)	(196,998)
Selling expenses	(58,908)	(11,360)	(16,456)	(28,807)	-	(1,588)	(117,119)
Other operating results, net	(45,020)	(901)	6,342	(369)	135,082	(3,363)	91,771
Profit / (Loss) from Operations	681,622	121,800	170,449	(21,748)	129,335	(5,515)	1,075,943
Share of profit / (loss) of associates	-	(2,514)	1,570	83	(82,552)	62,549	(20,864)
Segment Profit / (Loss)	681,622	119,286	172,019	(21,665)	46,783	57,034	1,055,079

Investment properties	2,258,444	857,782	447,363	-	744,587	8,072	4,316,248
Property, plant and equipment	17,385	29,828	3,972	180,350	199	-	231,734
Trading properties	1,484	106	131,587	-	80,461	-	213,638
Goodwill	8,582	11,661	4,540	-	51,069	-	75,852
Inventories	10,003	-	463	5,962	-	-	16,428
Investments in associates	-	23,385	32,759	21,339	802	1,076,545	1,154,830
Total segment assets (ii)	2,295,898	922,762	620,684	207,651	877,118	1,084,617	6,008,730

(i)	From all of the Company’s revenues corresponding to urban properties and investment business, Ps. 2,283 million is originated in Argentina and Ps. 41 million in United States, respectively.
(ii)
From all of the Company´s assets included in the urban properties and investment segment, Ps. 5,132 million is located in Argentina and Ps. 877 million in other countries, principally in United States for Ps. 800 million.

	June 30, 2012
	Shopping Center Properties	Offices and other rental properties	Sales and developments	Hotels	International	Financial operation and others	Total urban and investment properties (II)
Revenues (I)	1,321,589	253,186	162,750	170,012	-	4,836	1,912,373
Costs	(633,473)	(99,027)	(119,623)	(117,874)	-	(1,687)	(971,684)
Gross Profit / (Loss)	688,116	154,159	43,127	52,138	-	3,149	940,689
Gain from disposal of investment properties	-	-	116,689	-	-	-	116,689
General and administrative expenses	(56,863)	(36,058)	(36,473)	(37,375)	(8,838)	(296)	(175,903)
Selling expenses	(44,175)	(10,049)	(21,136)	(22,788)	-	2,157	(95,991)
Other operating results,net	(23,126)	(6,302)	(6,820)	(1,526)	43	736	(36,995)
Profit / (Loss) from Operations	563,952	101,750	95,387	(9,551)	(8,795)	5,746	748,489
Share of profit/ (Loss) of associates	-	-	1,046	(134)	(56,241)	84,251	28,922
Segment Profit / (Loss)	563,952	101,750	96,433	(9,685)	(65,036)	89,997	777,411

Investment properties	2,178,353	1,047,242	423,786	-	-	-	3,649,381
Trading properties	-	-	244,990	-	61,444	-	306,434
Property, plant and equipment	15,989	37,789	4,164	194,258	199	-	252,399
Goodwill	7,758	7,751	4,879	-	-	-	20,388
Inventories	10,394	-	474	4,791	-	-	15,659
Investments in associates	-	-	28,727	21,256	118,326	1,043,805	1,212,114
Total segment assets (ii)	2,212,494	1,092,782	707,020	220,305	179,969	1,043,805	5,456,375

(i)	The Company’s revenues are entirely originated in Argentina.
(ii)	From all of the Company´s assets included in the segment, Ps. 5,291 million is located in Argentina and Ps. 180 million in other countries, principally in United States for Ps. 118.

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	June 30, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Total Statement of Income
Revenues	3,671,210	(142,659)	3,528,551
Costs	(3,241,296)	120,774	(3,120,522)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	888,493	(1,749)	886,744
Changes in net realizable value of agricultural produce after harvest	11,756	-	11,756
Gross Profit	1,330,163	(23,634)	1,306,529
Gain from disposal of investment properties	178,026	-	178,026
Gain from disposal of farmlands	149,584	-	149,584
General and administrative expenses	(347,330)	4,846	(342,484)
Selling expenses	(289,258)	11,632	(277,626)
Other operating results, net	89,934	2,398	92,332
Profit from Operations before share of Profit / (Loss) of Associates and Joint Ventures	1,111,119	(4,758)	1,106,361
Share of profit / (loss) of associates and joint ventures	(11,673)	1,855	(9,818)
Profit from operations before financing and taxation	1,099,446	(2,903)	1,096,543

	June 30, 2012
	Total segment information	Adjustment for share of profit / (loss) joint ventures	Total Statement of Income
Revenues	2,990,235	(130,386)	2,859,849
Costs	(2,576,938)	112,729	(2,464,209)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	708,706	(7,760)	700,946
Changes in net realizable value of agricultural produce after harvest	2,600	120	2,720
Gross Profit	1,124,603	(25,297)	1,099,306
Gain from disposal of investment properties	116,689	-	116,689
Gain from disposal of farmlands	45,490	-	45,490
General and administrative expenses	(316,474)	4,512	(311,962)
Selling expenses	(212,392)	11,902	(200,490)
Management fees	(8,696)	-	(8,696)
Other operating results, net	(98,724)	5,343	(93,381)
Profit from Operations before share of Profit / (Loss) of Associates and Joint Ventures	650,496	(3,540)	646,956
Share of profit / (loss) of associates and joint ventures	34,577	(31,781)	2,796
Profit from operations before financing and taxation	685,073	(35,321)	649,752

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. According to the analysis above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

Cresud’s Results of Operations

The following terms used herein with the meanings specified:

Agricultural Business

Revenues.

Sales: consist of sales of crops, milk and cattle beef. Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed.

Costs.

Cost of Production: cost of production consists of costs directly related to the transformation of biological assets and agricultural produce

Cost of Sales: Our cost of sales consists of:

(i) the book value of the product sold at the time of sale; and

(ii) certain direct costs related to the sales of agricultural produce other than selling expenses

Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.

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

Changes in net realizable value of agricultural produce after harvest

Our gain (loss) from holding inventories and biological assets (livestock) consists of changes in their carrying amount.

Urban properties and investment properties business

Shopping centers portfolio

Revenues derived from business activities developed in our shopping centers mainly include rental income under operating leases, admission rights, commissions and revenue from several services provided to our lessees. In addition, some lease contracts include provisions that set forth variable rent based on specific volumes of sales and other types of ratios.

Revenue includes income from managed operations such as car parking lots. In addition, revenue includes income from property management fees.

Office and other rental properties portfolio

Rental income from office and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid from tenants.

Development and sale property activities of the Company

Revenue primarily comprises the proceeds from development and sale of trading properties.

Hotel operations of the Company:

Revenue from hotel operations primarily comprises room accommodation, catering and other services.

OPERATING RESULTS

Fiscal year ended June 30, 2013 compared to fiscal year ended June 30, 2012

REVENUES

Total sales of the Company increased 22.8% from Ps. 2,990.2 million for the fiscal year 2012 to Ps. 3,671.2 million for the fiscal year 2013. This was mainly due to a 25.04% increase in the Agricultural business, from Ps. 1,077.9 million in the fiscal year 2012 to Ps. 1,347.8 million in the fiscal year 2013 and a 21.5% increase in the Urban properties and investment business, from Ps. 1,912.4 million in the fiscal year 2012 to Ps. 2,323.4 million in the fiscal year 2013.

Agricultural business

Total sales increased 25.04%, from Ps. 1,077.9 million in the fiscal year 2012 to Ps. 1,347.8 million in the fiscal year 2013. This was due to an increase of Ps. 114.1 million in the Crops segment, an increase of Ps. 8.7 million in the Milk segment, an increase of Ps. 61.4 million in the Sugarcane segment, an increase of Ps. 5.5 million in the Farmland Leases and Services segment, an increase of Ps. 107.7 million in the Agro-industrial segment and an increase of Ps. 28.2 million in the Other segment, offset by a Ps. 55.6 million reduction in the beef Cattle segment.

Crops

Sales from the Crops segment rose 17.9%, from Ps. 636.1 million in the fiscal year 2012 to Ps. 750.2 million in the fiscal year 2013, mainly as a result of:

•	a 21.0% increase in average prices of grains sold, from Ps. 1,191 per ton in the fiscal year 2012 to Ps. 1,440 per ton in the fiscal year 2013;

•	partially offset by a slight reduction of 13,509 tons in the volume of grains sold in the fiscal year 2013 compared to the previous fiscal year; and

•	a 8.0% reduction in production volume, from 383,088 tons in the fiscal year 2012 to 355,390 tons in the fiscal year 2013.

The following table shows a breakdown of the sales of grains:

	Sale of Crops (in tons)
	Fiscal Year ended June 30,
	2013	2012	Variation
Corn	271,143	224,114	47,029
Soybean	208,814	251,640	(42,826)
Wheat	10,735	20,746	(10,011)
Sorghum	5,807	8,497	(2,690)
Sunflower	10,551	18,095	(7,544)
Other	14,052	11,519	2,533
Total Sales	521,102	534,611	(13,509)

Beef cattle

Sales from the Beef cattle segment decreased 42.0%, from Ps. 132.3 million in the fiscal year 2012 to Ps. 76.7 million in the fiscal year 2013, mainly as a result of:

•	a 4.7% reduction in the average price per kilogram sold, from Ps. 8.92 in the fiscal year 2012 to Ps. 8.49 in the fiscal year 2013;

•	a 35.4% reduction in the beef sales volume, from 15,075 tons in the fiscal year 2012 to 9,745 tons in the fiscal year 2013; and

•	a 14.1% reduction in the volume of beef production, from 9,045 tons in the fiscal year 2012 to 7,772 tons in the fiscal year 2013.

Milk

Sales from the Milk segment increased 28.7%, from Ps. 30.2 million in the fiscal year 2012 to Ps. 38.8 million in the fiscal year 2013, mainly as a result of:

•	a 19.8% increase in the average price of milk, from Ps. 1.69 per liter in the fiscal year 2012 to Ps. 2.02 per liter in the fiscal year 2013;

•	a 11.5% increase in milk production volume, reflecting mainly a larger average number of milking cows;

•	partially offset by a 4.7% reduction in production efficiency levels.

Sugarcane

Sales from the Sugarcane segment increased 62.1%, from Ps. 98.9 million in the fiscal year 2012 to Ps. 160.3 million in the fiscal year 2013, mainly as a result of:

•	543,541 more tons of sugarcane sold in the fiscal year 2013 as compared to the previous fiscal year (mainly because during the fiscal year 2012 no sales were made in our subsidiaries from Bolivia);

•	a 100.8% increase in production volume, from 576,048 tons in the fiscal year 2012 to 1,156,848 tons in the fiscal year 2013;

•	partially offset by a 12.6% reduction in the average sales price of sugarcane, from Ps. 155 per ton in the fiscal year 2012 to Ps. 136 per ton in the fiscal year 2013.

Farmland Leases and Services

Sales from the Farmland Leases and Services segment increased by 21.8%, from Ps. 25.3 million in the fiscal year 2012 to Ps. 30.8 million in the fiscal year 2013, mainly as a result of:

•	a 12.0% increase in leases, from Ps. 19.9 million in the fiscal year 2012 to Ps. 22.3 million in the fiscal year 2013; and

•	an increase of 57.6% in irrigation services and other agricultural services, from Ps. 5.4 million in the fiscal year 2012 to Ps. 8.5 million in the fiscal year 2013.

Agro-industrial

Sales from the Agro-industrial segment increased 107.6%, from Ps. 100.1 million in the fiscal year 2012 to Ps. 207.8 million in the fiscal year 2013, mainly as a result of:

•
a 110.2% increase in sales from our meat packing plant due to the acceleration in slaughtering levels during the first half of fiscal year 2013. It should be noted that during the second half of fiscal year 2012 the plant had been inactive. During the fiscal year 2013 44,202 heads were slaughtered, virtually doubling the output of own animals for the previous fiscal year and totaling more than 7,600 heads from users of our slaughtering service. During the fiscal year 2012 alone, 662 heads were slaughtered under this pattern;

•
during the last two months of fiscal year 2013, the sales prices of sub products recorded a sustained increase which, added to the firm appreciation of the exchange rate and the sustained rise in slaughtering volumes, led to the above mentioned increase;

•
offset by a decrease of 19.3% in revenues from sales in our feedlot facility, mainly reflecting the 71.5% reduction in average occupancy, from 4,400 heads in the fiscal year 2012 to 1,252 heads in the fiscal year 2013.

Other

Sales from the Other segment increased by 51.3%, from Ps. 55.1 million in the fiscal year 2012 to Ps. 83.3 million in the fiscal year 2013, mainly due to:

•	an increase of Ps. 18.8 million in resales of supplies and others; and

•	an increase of Ps. 9.4 million in commodity brokerage services.

Urban Properties and Investment Business

Sales from the Urban properties and investment business increased 21.5%, from Ps. 1,912.4 million in the fiscal year 2012 to Ps. 2,323.4 million in the fiscal year 2013. This was mainly due to an increase of Ps. 300.8 million in the Shopping Centers segment, an increase of Ps. 37.9 million in the Offices and Other Rental segment, an increase of Ps. 55.8 million in the Hotels segment and an increase of Ps. 40.9 million in the International segment, partially offset by a reduction of Ps. 20.8 million in the Development and Sales of Properties segment and of Ps. 3.6 million in the Financial Operations and Others segment.

COSTS

Total costs of the Company increased 25.8%, from Ps. 2,576.9 million in the fiscal year 2012 to Ps. 3,241.3 million in the fiscal year 2013. This was mainly a result of a 27.0% increase in the Agricultural business, from Ps. 1,605.3 million in the fiscal year 2012 to Ps. 2,038.2 million in the fiscal year 2013 and a 23.8% increase in the Urban properties and investment business from Ps. 971.7 million in the fiscal year 2012 to Ps. 1,203.1 million in the fiscal year 2013.

Agricultural business

Total costs increased 27.0%, from Ps. 1,605.3 million in the fiscal year 2012 to Ps. 2,038.2 million in the fiscal year 2013. This was caused mainly by an increase of Ps. 176.0 million in the Crops segment, an increase of Ps. 17.6 million in the Milk segment, an increase of Ps. 134.3 million in the Sugarcane segment, an increase of Ps. 9.5 million in the Farmland Leases and Services segment, an increase of Ps. 1.0 million in the Land Transformation and Sales  segment, an increase of Ps. 87.6 million in the Agro-industrial segment and an increase of Ps. 25.1 million in the Other segment, slightly offset by a reduction of Ps. 17.6 million in the Beef segment.

Crops

Costs from the Crops segment increased 16.7%, from Ps. 1,051.9 million for fiscal year 2012 to Ps. 1,227.8 million for fiscal year 2013. Costs from the Crops segment are detailed in the following table:

	In thousands of Ps.
	06/30/2013	06/30/2012
Cost of sales	626,922	554,220
Cost of production	600,910	497,647
Total Costs	1,227,832	1,051,867

The cost of sales from the Crops segment increased 13.1%, from Ps. 554.2 million in the fiscal year 2012 to Ps. 626.9 million in the fiscal year 2013, mainly as a result of:

•
a 16.1% increase in the average cost per ton of grain sold in the fiscal year 2013, from Ps. 1,037 in the fiscal year 2012 to Ps. 1,203 in the fiscal year 2013, mainly as a result of the higher average market prices of grains; and

•	slightly offset by a 2.5% reduction in the volume of tons sold as compared to the previous fiscal year.

The cost of sales as a percentage of sales was 87.1% in the fiscal year 2012 and 83.6% in the fiscal year 2013.

The cost of production from the Crops segment increased 20.8% from Ps. 497.6 million in the fiscal year 2012 to Ps. 600.9 million in the fiscal year 2013, mainly as a result of:

•	a 20.1% increase in direct production costs during this fiscal year as compared to the previous one, mainly reflecting higher prices of leases and supplies used (agrochemicals and seeds);

•	slightly offset by lower production volumes in the fiscal year 2013 as compared to fiscal year 2012; and

•	a smaller number of hectares in operation in own farmlands in the fiscal year 2013 as compared to fiscal year 2012.

Total cost of production per ton increased 30.2%, from Ps. 1,299 in the fiscal year 2012 to Ps. 1,691 in the fiscal year 2013, mainly as a result of higher direct costs of production and lower yields per hectare in the fiscal year 2013 as compared to fiscal year 2012.

Beef cattle

Costs of the Beef cattle segment decreased 10.8%, from Ps. 163.5 million for fiscal year 2012 to Ps. 145.9 million for fiscal year 2013. The following table shows the costs from the Beef cattle segment:

	In thousands of Ps.
	06/30/2013	06/30/2012
Cost of sales	74,064	123,974
Cost of production	71,876	39,557
Total Costs	145,940	163,531

The cost of sales from the Beef cattle segment decreased 40.3%, from Ps. 124.0 million in the fiscal year 2012 to Ps. 74.1 million in the fiscal year 2013, mainly as a result of:

•
a 7.6% reduction in the average cost per kilogram sold, from Ps. 8.2 in the fiscal year 2012 to Ps. 7.6 in the fiscal year 2013, largely due to the reduction in average price per kilogram sold from Ps. 8.92 in the fiscal year 2012 to Ps. 8.49 in the fiscal year 2013; and

•	a 35.4% reduction in beef sales volumes in the fiscal year 2013.

Cost of production of the Beef cattle segment increased 81.7%, from Ps. 39.6 million in the fiscal year 2012 to Ps. 71.9 million in the fiscal year 2013. The higher cost of production from the Beef cattle segment during the fiscal year 2013 was mainly due to:

•	higher feed costs due to the increase of animals fattened in feedlots in own farmlands;

•	higher supplement costs due to the drought experienced in livestock raising areas during this fiscal year; and

•	offset by a lower production volume in the fiscal year 2013 as compared to fiscal year 2012.

Milk

Costs of the Milk segment increased 29.4%, from Ps. 57.8 million for fiscal year 2012 to Ps. 74.8 million for fiscal year 2013. The following table contains a detail of the costs of the Milk segment:

	In thousands of Ps.
	06/30/2013	06/30/2012
Cost of sales	37,667	29,928
Cost of production	37,159	27,913
Total Costs	74,826	57,841

The cost of sales from the Milk segment increased 25.9%, from Ps. 29.9 million in the fiscal year 2012 to Ps. 37.7 million in the fiscal year 2013, mainly as a result of:

•	a 9.9% increase in milk sales volumes; and

•	a 19.8% increase in milk price levels that impacted on the cost of sales.

Cost of production of the Milk segment increased 33.1%, from Ps. 27.9 million in the fiscal year 2012 to Ps. 37.2 million in the fiscal year 2013. This rise was mainly due to the impact of higher direct and indirect costs, affecting the cost of production per liter of milk, which increased from Ps. 1.69 in the fiscal year 2012 to Ps. 2.01 in the fiscal year 2013.

Sugarcane

Costs of the Sugarcane segment increased 80.0%, from Ps. 167.9 million for fiscal year 2012 to Ps. 302.2 million for fiscal year 2013. The following table contains a detail of the costs of the Sugarcane segment:

	In thousands of Ps.
	06/30/2013	06/30/2012
Cost of sales	158,152	91,203
Cost of production	144,054	76,718
Total Costs	302,206	167,921

Cost of sales from the Sugarcane segment increased 73.4%, from Ps. 91.2 million in the fiscal year 2012 to Ps. 158.2 million in the fiscal year 2013, mainly as a result of:

•	a 85.4% increase in the volume of tons sold as compared to the previous fiscal year;

•
offset by a 6.5% reduction in the average cost per ton of sugarcane sold in the fiscal year 2013, from Ps. 143 in the fiscal year 2012 to Ps. 134 in the fiscal year 2013, mainly as a result of a reduction in sugarcane market prices.

The cost of sales as a percentage of sales was 92.2% in the fiscal year 2012 and 98.7% in the fiscal year 2013.

The cost of production of the Sugarcane segment increased 87.8%, from Ps. 76.7 million in the fiscal year 2012 to Ps. 144.1 million in the fiscal year 2013, mainly as a result of a higher production volume in the fiscal year 2013 as compared to fiscal year 2012.

The total cost of production per ton decreased 6.5%, from Ps. 133 in the fiscal year 2012 to Ps. 125 in the fiscal year 2013, mainly as a result of higher yields per hectare in the fiscal year 2013 as compared to fiscal year 2012.

Farmland Leases and Services

Cost of sales from the Farmland Leases and Services segment increased significantly, from Ps. 2.6 million for the fiscal year 2012 to Ps. 12.1 million for fiscal year 2013, mainly as a result of:

•	an increase of Ps. 8.3 million in the costs of lease services, mainly resulting from higher administrative expenses and costs related to the business; and

•	an increase of Ps. 1.1 million in irrigation and other agricultural services.

Land transformation and sales

Cost of sales from the Land Transformation and Sales segment increased 22.0%, from Ps. 4.7 million for fiscal year 2012 to Ps. 5.7 million for fiscal year 2013, mainly due to salary rises.

Agro-industrial

Cost of sales from the Agro-industrial segment increased 79.1%, from Ps. 110.8 million for fiscal year 2012 to Ps. 198.4 million for fiscal year 2013, mainly due to the acceleration of slaughtering levels in our meat packing plant, resulting in a higher volume of operations that led to significant wage increases.

Other

The cost of sales of the Other segment increased 54.5%, from Ps. 46.1 million in the fiscal year 2012 to Ps. 71.2 million in the fiscal year 2013, mainly as a result of higher costs from the brokerage business related to the increase in the number of commodity trading transactions through our subsidiary Futuros y Opciones.com for Ps. 6.3 million and higher costs generated by the resale of supplies and others for Ps. 18.8 million.

Urban Properties and Investment Business

Cost of sales from our Urban properties and investment business increased 23.8%, from Ps. 971.7 million in the fiscal year 2012 to Ps. 1,203.1 million in the fiscal year 2013. This was mainly due to an increase of Ps. 136.8 million in the Shopping Center segment, an increase of Ps. 23.2 million in the Offices and Other Rental segment, an increase of Ps. 51.2 million in the Hotels segment and an increase of Ps. 33.5 million in the International segment, slightly offset by a decrease of Ps. 13.1 million in the Development and Sales of Properties segment and a decrease of Ps. 0.2 million in the Financial Operation and Other segment.

INITIAL RECOGNITION AND CHANGES IN FAIR VALUE OF BIOLOGICAL ASSETS AND AGRICULTURAL PRODUCE AT THE POINT OF HARVEST

The Company’s revenues from initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest increased 25.4%, from Ps. 708.7 million for fiscal year 2012 to Ps. 888.5 million for fiscal year 2013.

Crops

Production income from the Crops segment increased 8.6%, from Ps. 439.9 million in the fiscal year 2012 to Ps. 477.8 million in the fiscal year 2013, mainly as a result of:

•	a 17.1% increase in the average production price of grains;

•
partially offset by a 7.2% reduction in the total production volume, from 383,088 tons in the fiscal year 2012 to 355,390 tons in the fiscal year 2013, mainly due to a reduction in the harvested volumes of wheat (75.2%), corn (25.3%) and sunflower (14.4%), partially offset by an increase in harvested volumes of soybean (14.5%) and sorghum (2.0%) in the fiscal year 2013.

The 7.2% decrease in production volume of our Crops segment was mainly due to a 13.8% reduction in our average yield, from 2.7 tons per hectare in the fiscal year 2012 to 2.3 tons per hectare in the fiscal year 2013, mainly as a result of the mix of grains harvested and unfavorable weather conditions. In addition, during the fiscal year 2013 the surface area in operation decreased from 181,079 hectares (including 8,778 hectares under concession) as of June 30, 2012 to 168,134 hectares (including 8,937 hectares under concession) as of June 30, 2013.

As of June 30, 2013 the harvested area was 95.2% of our total sown area, compared to 90.0% as of June 30, 2012.

The following table shows the number of tons produced and total production income as of June 30, 2013 and 2012:

	Crops Production Income (in tons and thousands of Ps.)
	Fiscal year ended June 30,
	2013		2012
	Tons	Ps.	Tons	Ps.
Corn	107,257	83,416	143,639	90,097
Soybean	220,292	354,485	192,458	308,855
Wheat	4,505	3,740	18,200	7,062
Sorghum	5,486	3,118	5,380	4,116
Sunflower	12,437	21,230	14,524	20,041
Other	5,413	11,855	8,887	9,686
TOTAL	355,390	477,844	383,088	439,857

Estimated results from the valuation of our crops in progress at reasonable value increased 28.2% from Ps. 73.5 million in the fiscal year 2012 to Ps. 94.2 million in the fiscal year 2013 mainly due to increases in corn (64.9%) and sunflower (53.6%) crops, partially offset by a reduction in soybean crops (48.3%) and wheat crops (18.6%) in the fiscal year 2013.

Beef cattle

Production income from the Beef cattle segment increased 7.7%, from Ps. 65.0 million in the fiscal year 2012 to Ps. 70.0 million in the fiscal year 2013, mainly as a result of:

•	a 23.8% increase in the average price per kilogram produced, from Ps. 7.1 in the fiscal year 2012 to Ps. 8.8 in the fiscal year 2013;

•	offset by a 14.1% reduction in beef production volume from 9,045 tons in the fiscal year 2012 to 7,772 tons in the fiscal year 2013.

The calving rate decreased slightly, whereas the death rate recorded a mild increase during the fiscal year 2013 as compared to fiscal year 2012.

The number of hectares devoted to beef cattle production decreased from 95,995 hectares in the fiscal year 2012 to 91,053 hectares in the fiscal year 2013 due to a smaller number of own hectares devoted to beef cattle production.

Results from beef cattle holdings decreased 33.6%, from a gain of Ps. 14.0 million in the fiscal year 2012 to a gain of Ps. 9.3 million in the fiscal year 2013, mainly as a result of the reduction in beef cattle stocks and lower beef cattle market prices.

Milk

Production income from the Milk segment increased 21.0%, from Ps. 31.1 million in the fiscal year 2012 to Ps. 37.6 million in the fiscal year 2013. This increase was mainly due to:

•
a 11.5% increase in milk production volumes, from 16.6 million liters in the fiscal year 2012 to 18.5 million liters during this fiscal year. This increase in production volume was mainly due to a higher average number of milking cows per day, from 2,046 in the fiscal year 2012 to 2,392 in the fiscal year 2013, partially offset by a 4.7% reduction in the efficiently level of average daily milk production per cow, from 22.2 liters in the fiscal year 2012 to 21.1 liters in the fiscal year 2013; and

•	a 19.8% increase in the average price of milk, from Ps. 1.69 per liter in the fiscal year 2012 to Ps. 2.02 per liter in the fiscal year 2013.

Results from holding of milking cows increased 10.3%, from a gain of Ps. 2.9 million in the fiscal year 2012 to a gain of Ps. 3.2 million in the fiscal year 2013.

Sugarcane

Production income from the Sugarcane segment increased 113.2%, from Ps. 71.3 million in the fiscal year 2012 to Ps. 152.0 million in the fiscal year 2013, mainly as a result of:

•	an increase in total production volume of 100.8%, from 576,048 tons in the fiscal year 2012 to 1,156,848 tons in the fiscal year 2013; and

•	an increase of 6.2% in the average production price of sugarcane.

The 100.8% increase in production volume from the Sugarcane segment was mainly due to a 40.4% increase in our average yield, from 65.4 tons per hectare in the fiscal year 2012 to 91.7 tons per hectare for fiscal year 2013, mainly due to favorable weather conditions.

As of June 30, 2013, the harvested area was 94.9% of the total sown area compared to 82.3% as of June 30, 2012.

The following table shows the tons produced and actual income as of June 30, 2013 and 2012:

	Sugarcane Production Income (in tons and thousands of Ps.)
	Fiscal year ended June 30,
	2013		2012
	Tons	Ps.	Tons	Ps.
Sugarcane	1,156,848	152,037	576,048	71,306

Estimated results from the valuation of our crops in progress at reasonable value increased significantly from Ps. 10.9 million in the fiscal year 2012 to Ps. 45.3 million in the fiscal year 2013 mainly generated by Brasilagro, where higher productivity and higher prices are estimated and new planted hectares were added.

Other

Income from initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest point from the Other segment decreased significantly, from an income of Ps. 0.06 million in the fiscal year 2012 to a Ps. 1.0 million loss in the fiscal year 2013, due to the variation in the valuation of the timber stocks at reasonable value in the fiscal year 2013.

CHANGES IN NET REALIZABLE VALUE OF AGRICULTURAL PRODUCE AFTER HARVEST

Income from changes in net realizable value of agricultural produce after harvest increased significantly, from Ps. 2.6 million in the fiscal year 2012 to Ps. 11.8 million in the fiscal year 2013. This was caused mainly by an increase of Ps. 9.3 million in the Crops segment (due to higher market prices), offset by a Ps. 0.2 million reduction in the beef cattle segment.

GROSS INCOME / (LOSS)

As a result of the above mentioned factors, the Company’s gross income increased 18.3%, from Ps. 1,124.6 million in the fiscal year 2012 to Ps. 1,330.2 million in the fiscal year 2013. This was caused mainly by:

•	a 14.1% increase in the Agricultural business, from a Ps. 183.9 million income in the fiscal year 2012 to a Ps. 209.9 million income in the fiscal year 2013; and

•	a 19.1% increase in the Investment and development properties business, from a Ps. 940.7 million income in the fiscal year 2012 to a Ps. 1,120.3 million income in the fiscal year 2013.

Agricultural business

As a result of the above mentioned factors, gross income increased 14.1%, from Ps. 183.9 million in the fiscal year 2012 to Ps. 209.9 million in the fiscal year 2013.

Crops

Gross income from this segment increased 6.1%, from Ps. 100.1 million in the fiscal year 2012 to Ps. 106.2 million in this fiscal year.

Beef cattle

Gross income from this segment decreased 79.1%, from Ps. 47.9 million in the fiscal year 2012 to Ps. 10.0 million in this fiscal year.

Milk

Gross income from this segment decreased 25.3%, from Ps. 6.3 million in the fiscal year 2012 to Ps. 4.7 million in this fiscal year.

Sugarcane

Gross income from this segment increased 319.1%, from Ps. 13.2 million in the fiscal year 2012 to Ps. 55.4 million in this fiscal year.

Farmland Leases Services

Gross income from this segment decreased 17.5%, from Ps. 22.7 million in the fiscal year 2012 to Ps. 18.8 million in this fiscal year.

Land Transformation and sales

Gross loss from this segment increased 21.3%, from Ps. 4.7 million in the fiscal year 2012 to Ps. 5.7 million in this fiscal year.

Agro-industrial

Gross income / (loss) from this segment increased 187.4%, from a Ps. 10.7 million loss in the fiscal year 2012 to a Ps. 9.4 million income in this fiscal year.

Other

Gross income from this segment increased 23.3%, from Ps. 9.0 million in the fiscal year 2012 to Ps. 11.1 million in this fiscal year.

Urban Properties and Investment Business

Gross income from the Urban properties and investment business increased 19.1% from Ps. 940.7 million in the fiscal year 2012 to Ps. 1,120.3 million in the fiscal year 2013. This was due to an increase of Ps. 163.9 million in the Shopping Centers segment; an increase of Ps. 14.8 million in the Offices and Other Rental segment; an increase of Ps. 4.6 million in the Hotels segment and an increase of Ps. 7.4 million in the International segment, partially offset by a reduction of Ps. 7.7 million in the Development and Sales of Properties segment and of Ps. 3.5 million in the Financial Transactions and Other segment.

GAIN FROM DISPOSAL OF INVESTMENT PROPERTIES

Income / (loss) from sale of investment properties derived from the Investment and development properties business increased 52.6%, from an Ps. 116.7 million income in the fiscal year 2012 to a Ps. 178.0 million income for fiscal year 2013.

GAIN FROM DISPOSAL OF FARMLANDS

Income / (loss) from the sale of farmlands derived from the Sale and Transformation of Lands segment increased 228.8%, from a Ps. 45.5 million income in the fiscal year 2012 to a Ps. 149.6 million income in the fiscal year 2013, mainly as a result of:

During the fiscal year 2013

•
On June 19, 2013 the deed of sale for 5,613 hectares of the “La Suiza” farmland, located in Villa Ángela, Province of Chaco, was executed. The transaction price was Ps. 34.9 million (US$ 6.7 million). The result from the sale was a gain of Ps. 29.8 million;

•
On October 11, 2012, Brasilagro sold the Horizontina farmland, located in the municipal district of Tasso Fragoso. Sate of Maranhão, Brazil, for a total price of R$ 75 million (equivalent to Ps. 174.8 million). The Horizontina farmland has a surface area of 14,359 hectares. The result of the sale was a gain of Ps. 53.9 million;

•
On April 25, 2013, Brasilagro sold an aggregate of 394 hectares of the Araucaria farmland, located in the municipal district of Mineros – GO, Brazil. The sale price was R$ 11.7 million (equivalent to Ps. 26.6 million). The result of the sale was a gain of Ps. 12.6 million; and

•
On May 10, 2013, Brasilagro sod an aggregate of 4,895 hectares of the Cremaq farmland, located in the municipal district of Ribeiro Gonçalves-PI, Brazil. The sale price was R$ 42.1 million (equivalent to Ps. 96.3 million). The result of the sale was a gain of Ps. 53.2 million.

During the fiscal year 2012

•
On September 28, 2011, Brasilagro sold the Sao Pedro farmland, a rural property located in the Municipality of Chapadão do Céu – GO with a total surface area of 2,447 hectares. The transaction price was R$ 23.3 million (equivalent to Ps. 59.8 million and 580,000 bags of soybean seeds). The result of the sale was a gain of Ps. 27.8 million;

•
On March 2, 2012, the sale of 1,194 additional hectares in La Fon Fon farmland, located in the Province of Obispo Santiesteban, Republic of Bolivia, was agreed upon for Ps. 18.3 million (US$ 4.8 million). The result of the sale was a gain of Ps. 6.6 million; and

•
On May 22, 2012, the Company sold, assigned and conveyed to APSA a 115-hectare plot of land that forms part of the property “Puerta de Luján” located in the District of Luján, Province of Buenos Aires, for a total amount of Ps. 15.5 million, which has been fully collected. The result of the sale was a gain of Ps. 11.1 million.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses of the Company increased 9.7%, from Ps. 316.5 million for fiscal year 2012 to Ps. 347.3 million for fiscal year 2013. This was mainly due to an increase of Ps. 9.8 million in the Agricultural business and an increase of Ps. 21.1 million in the Investment and development properties business.

Agricultural business

General and Administrative expenses from our Agricultural business increased 6.9%. from Ps. 140.6 million in the fiscal year 2012 to Ps. 150.3 million in the fiscal year 2013.

Crops

General and Administrative expenses from the Crops segment increased 1.1%. from Ps. 86.8 million in the fiscal year 2012 to Ps. 87.7 million in the fiscal year 2013, mainly due to:

•	higher salaries, wages and social security contributions;

•	higher Directors’ fees; and

•	slightly offset by a reduction in fees and compensation from services.

Beef cattle

General and administrative expenses from the Beef cattle segment decreased 14.2%, from Ps. 14.9 million in the fiscal year 2012 to Ps. 12.8 million in the fiscal year 2013. Although there were increases in salaries, wages and social security contributions and Directors’ fees, administrative expenses lowered due to a reduction in proration percentages between both fiscal years, along with lower fees and compensation from services.

Milk

General and administrative expenses from the Milk segment decreased 1.0%, from Ps. 2.94 million in the fiscal year 2012 to Ps. 2.91 million in the fiscal year 2013. Although there were increases in salaries, wages and social security contributions and Directors’ fees, administrative expenses lowered due to a reduction in proration percentages between both fiscal years, along with a reduction in fees and compensation from services.

Sugarcane

General and administrative expenses from the Sugarcane segment increased 24.4%, from Ps. 19.4 million in the fiscal year 2012 to Ps. 24.2 million in the fiscal year 2013, mainly as a result of higher salaries, wages and social security contributions, Directors’ fees and maintenance and repairs.

Farmland Leases and Services

General and administrative expenses from the Farmland Leases and Services segment increased 11.2%, from Ps. 3.7 million in the fiscal year 2012 to Ps. 4.1 million in the fiscal year 2013, mainly as a result of higher salaries, wages and social security contributions and Directors’ fees, offset by lower fees and compensation from services.

Land Transformation and sales

General and administrative expenses from the Land Transformation and Sales segment increased 5.1%, from Ps. 0.51 million in the fiscal year 2012 to Ps. 0.53 million in the fiscal year 2013, mainly as a result of higher salaries, wages and social security contributions and Directors’ fees, offset by lower fees and compensation from services.

Agro-industrial

General and administrative expenses from the Agro-industrial segment increased 49.1%, from Ps. 7.4 million in the fiscal year 2012 to Ps. 11.0 million in the fiscal year 2013, mainly as a result of higher salaries, wages and social security contributions due to the resumption of operations in the meat packing plant.

Other

General and administrative expenses from the Other segment increased 44.2%, from Ps. 4.9 million in the fiscal year 2012 to Ps. 7.1 million in the fiscal year 2013, mainly due to higher salaries, wages and social security contributions.

Urban Properties and Investment Business

General and administrative expenses from the Urban Properties and Investment Business segment increased 12.0%, from Ps. 175.9 million in the fiscal year 2012 to Ps. 197.0 million in the fiscal year 2013. This was mainly due to an increase of Ps. 9.6 million in the Shopping Centers segment, an increase of Ps. 12.0 million in the Hotels segment, and an increase of Ps. 4.3 million in the International segment, partially offset by reduction of Ps. 3.6 million in the Development and Sales of Properties segment and a reduction of Ps. 1.2 million in the Offices and Other Rental segment.

SELLING EXPENSES

Total selling expenses of the Company increased 36.2%, from Ps. 212.4 million in the fiscal year 2012 to Ps. 289.3 million in the fiscal year 2013. This was mainly due to an increase of Ps. 55.7 million in the Agricultural business and an increase of Ps. 21.1 million in the Investment and development properties business.

Agricultural business

Selling expenses from the Agricultural business increased 47.9%, from Ps. 116.4 million in the fiscal year 2012 to Ps. 172.1 million in the fiscal year 2013.

Crops

Selling expenses from the Crops segment increased 30.1% from Ps. 88.4 million in the fiscal year 2012 to Ps. 115.0 million in the fiscal year 2013, mainly due to:

•	an increase in freight, conditioning and storage costs and other taxes, rates and contributions;

•	slightly offset by a reduction in commissions.

Beef cattle

Selling expenses of the Beef cattle segment decreased 5.4%, from Ps. 11.6 million in the fiscal year 2012 to Ps. 10.9 million in the fiscal year 2013, mainly due to:

•	a reduction in other taxes, rates and contributions, commissions and conditioning and storage costs;

•	partially offset by higher freight costs.

Milk

Selling expenses of the Milk segment increased 38.4%, from Ps. 1.2 million in the fiscal year 2012 to Ps. 1.7 million in the fiscal year 2013, mainly due higher other taxes, rates and contributions.

Sugarcane

Selling expenses of the Sugarcane segment increased Ps. 4.0 million, mainly due to higher freight costs for $ 2.6 million, conditioning and storage costs for $ 1.1 million and other taxes, rates and contributions for $ 0.4 million from Bolivia in the fiscal year 2013 reflecting the fact that in the previous fiscal year there had been no sales of sugarcane in Bolivia and in Brazil no selling expenses are incurred.

Farmland Leases and Services

Selling expenses of the Farmland Leases and Services segment increased 17.2%, from Ps. 1.3 million in the fiscal year 2012 to Ps. 1.5 million in the fiscal year 2013, mainly due to the increase in other taxes, rates and contributions and commission and advertising expenses.

Land Transformation and sales

Selling expenses of the Land Transformation and sales segment increased significantly, from Ps. 1.0 million in the fiscal year 2012 to Ps. 10.6 million in the fiscal year 2013, mainly as a result of higher commissions directly related to the sale of farmlands.

Agro-industrial

Selling expenses from the Agro-industrial segment increased 181.3% from Ps. 7.6 million in the fiscal year 2012 to Ps. 21.5 million in the fiscal year 2013, mainly due to the increase in other taxes, rates and contributions, freight costs, commercial indemnifications and bad debtors.

Other

Selling expenses from the Other segment increased 30.0% from Ps. 5.3 million in the fiscal year 2012 to Ps. 6.9 million in the fiscal year 2013, mainly as a result of an increase in turnover tax, salaries and social security contributions and hired services, partially offset by a reduction in bad debtors.

Urban Properties and Investment Business

Selling expenses of the Urban Properties and Investment Business increased 22.0% from Ps. 96.0 million in the fiscal year 2012 to Ps. 117.1 million in the fiscal year 2013. This was mainly due to an increase of Ps. 14.7 million in the Shopping Centers segment, an increase of Ps. 6.0 million in the Hotels segment, an increase of Ps. 3.7 million in the Financial operation and Other segment, and an increase of Ps. 1.3 million in the Offices and Other Rental segment, partially offset by a reduction of Ps. 4.7 million in the Development ans Sales of Properties segment.

MANAGEMENT FEES

The company entered into a management agreement with Consultores Asset Management S.A. that contemplates the payment of a fee equivalent to 10% of our net income for agricultural advisory services and other related management services. During the fiscal year 2013 no charge was recorded for these fees, which correspond to the Other segment of the Agriculture and Beef cattle Raising business, whereas this charge had amounted to Ps. 8.7 million during the fiscal year 2012.

OTHER OPERATING RESULTS, NET

Other operating results, net of the Company increased Ps. 188.7 million, from a Ps. 98.7 million loss in the fiscal year 2012 to a Ps. 89.9 million income in the fiscal year 2013.

Agricultural business

Crops

Other operating results, net of the Crops segment increased Ps. 46.9 million, from a Ps. 58.1 million loss in the fiscal year 2012 to a Ps. 11.2 million loss in the fiscal year 2013, mainly as a result of the commodity derivatives held by Brasilagro and Cresud (Ps. 56.4 million), partially offset by the charge to income of Brasilagro’s contingency allowance for Ps. 9.1 million.

Other

Other operating results, net of the Other segment increased Ps. 15.3 million, from a Ps. 0.7 million income in the fiscal year 2012 to a Ps. 15.9 million income in the fiscal year 2013.
The rest of the segments of the Agricultural business did not record significant changes.

Urban Properties and Investment Business

Other operating results, net from the Urban properties and investment business increased Ps. 128.8 million, from a Ps. 37.0 million loss in the fiscal year 2012 to a Ps. 91.8 million income in the fiscal year 2013, generated mainly by a Ps. 137.1 million income from the purchase of subsidiaries during this fiscal year.

PROFIT FROM OPERATION

As a result of the factors explained above, the Company’s operating income / (loss) increased Ps. 460.6 million (71.0%), from a Ps. 650.5 million income in the fiscal year 2012 to a Ps. 1,111.1 million income in the fiscal year 2013.

Agricultural business

Operating income / (loss) from the Agricultural business increased Ps. 133.2 million (135.9%), from a Ps. 98.0 million loss in the fiscal year 2012 to a Ps. 35.2 million income in the fiscal year 2013.

Crops

Operating income / (loss) from this segment decreased Ps. 25.4 million (19.1%) from a Ps. 133.1 million loss in the fiscal year 2012 to a Ps. 107.7 million loss in the fiscal year 2013.

Beef cattle

Operating income / (loss) from this segment decreased Ps. 35.4 million (192.2%), from a Ps. 18.4 million income in the fiscal year 2012 to a Ps. 17.0 million loss in the fiscal year 2013.

Milk

Operating income / (loss) from this segment decreased Ps. 2.2 million (139.9%), form a Ps. 1.6 million income in the fiscal year 2012 to a Ps. 0.6 million loss in the fiscal year 2013.

Sugarcane

Operating income / (loss) from this segment increased Ps. 33.4 million from a Ps. 6.2 million loss in the fiscal year 2012 to a Ps. 27.2 million income in the fiscal year 2013.

Farmland Leases and Services

Operating income / (loss) from this segment decreased Ps. 4.9 million (29.0%) from a Ps. 17.0 million income in the fiscal year 2012 to a Ps. 12.1 million income in the fiscal year 2013.

Land Transformation and sales

Operating income / (loss) from this segment increased Ps. 93.4 million from a Ps. 39.2 million income in the fiscal year 2012 to a Ps. 132.6 million income in the fiscal year 2013.

Agro-industrial

Operating income / (loss) from this segment decreased Ps. 1.1 million, from a Ps. 25.6 million loss in the fiscal year 2012 to a Ps. 24.5 million loss in the fiscal year 2013.

Other

Operating income / (loss) from this segment increased Ps. 22.3 million, from a Ps. 9.2 million loss in the fiscal year 2012 to a Ps. 13.0 million income in the fiscal year 2013.

Urban Properties and Investment Business

Operating income / (loss) from this business increased Ps. 327.4 million (43.7%) from a Ps. 748.5 million income in the fiscal year 2012 to a Ps. 1,075.9 million income in the fiscal year 2013. This was mainly due to a increase of Ps. 350.9 million in the Shopping Centers, Offices and other rental, Development and sales of properties and International segments, partially offset by a Ps. 23.5 million reduction in the Hotels and Financial Operation and Other segments.

SHARE OF PROFIT / (LOSS) OF ASSOCIATES

Share of profit / (loss) of associates decreased Ps. 46.3 million (133.8%) from a Ps. 34.6 million gain in the fiscal year 2012 to a Ps. 11.7 million loss in the fiscal year 2013. This was primarily due to:

•	a reduction of Ps. 49.8 million in income from related companies in our Investment and development properties business in the fiscal year 2013;

•
slightly offset by higher income of Ps. 3.5 million from the Agricultural business, mainly reflecting a Ps. 2.1 million income from our investment in AgroUranga (corresponding to the Crops segment); and

•
a lower loss of Ps. 6.5 million in the fiscal year 2013 as a result of the amortization of higher values generated by the combination of businesses and other results from the Investment and development properties business.

FINANCIAL RESULTS, NET

We had a higher net financial loss of Ps. 333.5 million, from a loss of Ps. 575.2 million in the fiscal year 2012 to a loss of Ps. 908.8 million in the fiscal year 2013. This was primarily due to:

•	a higher loss of Ps. 266.1 million in net exchange differences in the fiscal year 2013;

•	a higher loss of Ps. 22.2 million in net financial interest recorded in the fiscal year 2013;

•	a higher loss of Ps. 18.9 million in revaluation of receivables from sale of farmlands in the fiscal year 2013;

•	a higher loss of Ps. 6.5 million in derivative financial instruments in the fiscal year 2013; and

•	a higher loss of Ps. 26.9 million generated by the results from financial transactions and other in the fiscal year 2013.

Our financial loss in the fiscal year 2013 was mainly attributable to (i) a Ps. 586.4 million loss generated by exchange differences mainly as a result of a higher liability position in U.S. dollars due to the issuance of new series of notes; and (ii) a loss of Ps. 483.8 million generated by interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates.

There was a 19% variation in the U.S. dollar seller exchange rate during the fiscal year 2013 (it increased from Ps. 4.527 as of June 30, 2012 to Ps. 5.388 as of June 30, 2013) as compared to the previous fiscal year, when the U.S. Dollar quotation had experienced a smaller variation, of 10% (from Ps. 4.110 as of June 30, 2011 to Ps. 4.527 as of June 30, 2012).

INCOME TAX EXPENSE

Our income tax expense increased Ps. 17.5 million (109.1%), from Ps. 16.0 million in the fiscal year 2012 to Ps. 33.5 million in the fiscal year 2013. The Company recognizes the income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agricultural business derive from valuation of beef cattle stock and sale and replacement of property, plant and equipment, while those corresponding to the Investment and development properties business derive from the sale and replacement of investment properties.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%), has been applied to the identified temporary differences and tax losses.

NET INCOME

Due to the above mentioned factors, our net income increased by Ps. 95.8 million (163.8%) from Ps. 58.5 million for fiscal year 2012 to Ps. 154.3 million in the fiscal year 2013. Net income for the fiscal years 2013 and 2012 is attributable to the controlling company’s shareholders and non-controlling interest as per the following detail:

•
Net income attributable to the controlling company’s shareholders increased by Ps. 5.6 million, from a loss of Ps. 21.3 million in the fiscal year 2012 to a loss of Ps. 26.9 million in the fiscal year 2013; and

•
the non-controlling interest in controlled companies increased by Ps. 101.4 million (127%), from an income of Ps. 79.8 million in the fiscal year 2012 to an income of Ps. 181.2 million in the fiscal year 2013, mainly due to an increase of Ps. 47.2 million in Brasilagro, an increase of Ps. 11.0 million in our subsidiary IRSA, and an increase of Ps. 38.2 million in other companies from the Investment and development properties business.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our main sources of liquidity have historically been:

•	cash generated from operations;

•	cash generated from the issuance of common shares and non-convertible notes;

•	cash proceeds from borrowings (including cash from bank loans and overdrafts) and financing arrangements (including cash from the exercise of warrants); and

•	cash proceeds from sale of investment and trading properties and property, plant and equipment (including cash proceeds from the sale of farmlands).

Our main cash requirements or uses (other than in connection with our operating activities) have historically been:

•	acquisition of subsidiaries and non-controlling interest in subsidiaries;

•	acquisition of interest in associates and joint ventures;

•	capital contributions to associates and joint ventures;

•	capital expenditures in property, plant and equipment (including acquisitions of farmlands) and investment and trading properties;

•	payments of short-term and long-term debt and payment of the related interest expense; and

•	payment of dividends.

Cash Flows

The table below shows our cash flow for the fiscal years ended June 30, 2013 and 2012:

	For the fiscal year ended June 30,
	2013	2012
	(in millions of Pesos)
Net cash provided by operating activities	648.5	668.4
Net cash used in investing activities	(93.0)	(353.9)
Net cash used in financing activities	(17.2)	(478.9)
Net increase (decrease) in cash and cash equivalents	538.3	(164.4)

As of June 30, 2013, we had cash and cash equivalents of Ps. 1,047.6 million, an increase compared to Ps. 471.9 million as of June 30, 2012. The increase was primarily due to cash inflows from operating activities of Ps. 648.5 million, an increase in the short and long-term debt of Ps. 878.6 million, the issuance of non-convertible notes of Ps. 800.4 million, and the disposal of investments in financial assets, Farms and Investment properties of Ps. 1,193.4 million, Ps. 230.4 million and Ps. 128.6 million, respectively;  partially offset by the cash outflows related with the cancellation of non-convertible notes, financial loans and financial interests of Ps. 1,308.4 million, the acquisition of investments in financial assets of Ps. 1,070.0 million, the payment of dividends of Ps. 239.4 million, the acquisition of investment properties of Ps. 213.0 million, the acquisition of property, plant and equipment of Ps. 137.5 million, the acquisition of subsidiaries of Ps. 117.9 million, and capital contributions and acquisitions of interest in associates and joint ventures for Ps. 93.3 millions.

Net cash provided by operating activities

Fiscal Year ended June 30, 2013 and 2012

Net cash provided by operations decreased from a net cash inflow of Ps.668.4 million during the fiscal year ended June 30, 2012 to a net cash inflow of Ps. 648.5 million during the fiscal year ended June 30, 2013. The decrease in net cash provided by operating activities was primarily due to a decrease of Ps. 29.3 million in operating gains, an increase of Ps. 206.5 million in trade and other receivables, an increase in inventories of Ps. 173.4 million, an increase in the paid income tax of Ps. 140.1 million, and the increase of Ps. 123.5 million in derivative financial instruments; that was partially offset by an increase of Ps. 441.1 million in trade and other payables, an increase of Ps. 42.8 million in payroll and social security liabilities, and a decrease of Ps. 140.3 million in biological assets, during the fiscal year ended June 30, 2013 compared to fiscal year ended June 30, 2012.

Our operating activities resulted in net cash inflows of Ps. 648.5 million for the fiscal year ended on June 30, 2013, mainly due to operating gains of Ps. 747.5 million, a decrease of Ps. 286.7 million in biological assets, an increase of Ps. 220.1 million in trade and other payables, partially offset by the income tax paid of Ps. 282.8 million, an increase of 265.4 million in trade and other receivables, an increase of Ps. 56.9 million in inventories, and an increase of Ps. 32.0 million in derivative financial instruments.

Net cash used in investing activities

Fiscal Year ended June 30, 2013 and 2012

Net cash used in investing activities decreased from a net cash outflow of Ps. 353.9 million during the fiscal year ended on June 30, 2012 to a net cash outflow of Ps. 93.0 million during the fiscal year ended on June 30, 2013. This variation was mainly due to an increase in the inflows of cash arising from the sale of financial instruments of Ps. 1,176.1 million and the sale of farms of Ps. 199.6 million, and a decrease in the outflows of cash applied in loans granted to associates and joint ventures of Ps. 47.5 million and acquisition of interest in associates and joint ventures of Ps. 22.9 million; this decrease was partially offset by an increase of Ps. 877.0 million in investments in financial assets, an increase of Ps. 104.9 million in investment properties, an increase of Ps. 117.9 million in subsidiaries, an increase of Ps. 51.7 million in capital contributions to associates and joint ventures, and an increase of 41.6 million in loans granted, during the fiscal year ended June 30, 2013 compared to fiscal year ended June 30, 2012.

Our investing activities resulted in net cash outflows of Ps. 93.0 million for the fiscal year ended June 30, 2013 mainly due to acquisitions of investments in financial assets of Ps. 1,070.0 million, investment properties of Ps. 213.0 million, property, plant and equipment of Ps. 137.5 million and subsidiaries, associates and joint ventures of Ps. 143.8 million, capital contributions to associates and joint ventures of Ps. 67.4 million, loans granted of Ps. 41.6 million, and suppliers advances for Ps. 15.8 million; partially offset by cash inflows related to the sale of financial instruments,  farms and investment properties of Ps. 1,193.4 million, Ps. 230.4 million and Ps. 128.6 million, respectively, and dividends collected of Ps. 53.4 million.

Net cash used in financing activities

Fiscal Year ended June 30, 2013 and 2012

Net cash used in financing activities decreased from Ps.478.9 million during the fiscal year ended June 30, 2012 to Ps. 17.2 million during the fiscal year ended June 30, 2013, mainly due to an increase of Ps. 111.3 million in the cancellation of non-convertible notes and financial interests, an increase of Ps. 98.3 million in dividends paid, a decrease of Ps. 152.1 million in capital reduction of subsidiaries, a decrease in the inflow of cash arising from the issuance of non-convertible notes of Ps. 113.4 million, a decrease of Ps. 68.3 million in contributions from non-controlling interest; the decrease was partially offset by an increase in the cash inflows of cash arising from borrowings from financial entities of Ps. 617.9 million and from associates and joint ventures of Ps. 59.6 million, a decrease of Ps. 152.6 million in acquisitions of non-controlling interest, a decrease of Ps. 95.3 million in payments of financial loans, and a decrease of Ps. 76.4 million in payments of seller financing, during the fiscal year ended June 30, 2013 compared to fiscal year ended June 30, 2012.

Our financing activities resulted in net cash outflows of Ps. 17.2 million for the fiscal year ended on June 30, 2013 mainly due to the cancellation of non-convertible notes, financial loans and financial interests of Ps. 1,308.4 million, payment of dividends of Ps. 239.4 million, capital reduction of subsidiaries of Ps. 152.1 million, acquisition of non-controlling interest in subsidiaries of Ps. 49.9 million  and payments of seller financing of Ps. 25.2 million; partially offset by cash inflows associated with the issuance of non-convertible notes of Ps. 800.4 million, borrowings taking from financial entities of Ps. 878.6 million and from associates and joint ventures of Ps. 70.7 million .

We believe our working capital (calculated by subtracting current liabilities from current assets) and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through new debt, equity financing or selective asset sales. For more information about liquidity please see Item 3 “Key Information – D. Risk Factors”.

 Indebtedness

As of June 30, 2013, we had total loans in the amount of Ps. 5,717.3 million. The table below sets forth our indebtedness by maturing date:

Schedule of Maturities or Amortization
	Currency	LESS THAN 1 YEAR (1)	MORE THAN 1 YEAR AND UP TO 2 YEARS	MORE THAN 2 YEARS AND UP TO 3 YEARS	MORE THAN 3 YEARS AND UP TO 4 YEARS	MORE THAN 4 YEARS	TOTAL (2)	ANNUAL AVERAGE INTEREST RATE
	(in million Pesos, constant currency as of June 30, 2013) (3)
Bank and Other debt
Bank loans (4)	Ps.	461,9	22,7	19,8	6,6	3,1	514,1
Bank loans (3)	US$	16,2	10,2	4,1	8,2	61,5	100,2
Bank loans (3) (4)	R$	84,9	-	-	-	-	84,9
Secured bank loans (3)	US$	-	8,0	7,2	7,5	377,1	399,8	variable (Libor + 3.25%)
Secured bank loans (3)	R$	24,4	39,6	26,5	17,9	54,5	162,9
Cresud’s Series VIII Notes (3)	US$	6,1	322,9	-	-	-	329,0	7.50
Cresud’s Series IX Notes	Ps.	101,3	-	-	-	-	101,3	variable (Badlar + 300 bps)
Cresud’s Series X Notes (3)	US$	165,8	-	-	-	-	165,8	7.75
Cresud’s Series X Notes- 2nd tranche (3)	US$	163,5	-	-	-	-	163,5	7.75
Cresud’s Series XI Notes (3)	US$	19,7	39,4	-	-	-	59,1	variable (Badlar + 375 bps)
Cresud’s Series XII Notes	Ps.	35,1	67,8	-	-	-	102,9	variable (Badlar + 410bps)
Cresud’s Series XIII Notes (3)	US$	(2,0)	425,7	-	-	-	423,7	1.9
Cresud’s Series XIV Notes (3)	US$	(0,1)	-	-	-	171,1	171,0	1.5
APSA’s Series I Notes (3) (5)	US$	5,5	(6,7)	(6,7)	584,1	(2,1)	574,1	7.875
IRSA’s Series I Notes (3) (6)	US$	26,7	(7,8)	(7,8)	800,4	-	811,5	8.50
IRSA’s Series II Notes (3)	US$	40,6	(2,8)	(2,8)	(2,8)	789,7	821,9	11.50
IRSA’s Series III Notes	Ps.	52,2	-	-	-	-	52,2	Variable (Badlar + 249 bps)
IRSA’s Series IV Notes (3)	US$	137,8	-	-	-	-	137,8	7.45
Syndicated loans	Ps.	51,0	87,8	87,8	-	-	226,6	15.01

Secured seller financing (3)	US$	29,2	4,1	4,5	4,4	65,4	107,6
Unsecured debt for purchase of establishments (3)	R$	106,2	-	-	-	-	106,2
Secured financial leases (3)	US$	1,4	1,6	-	-	-	3,0
Related parties	Ps.	-	98,3	-	-	-	98,3
Total bank and other debt		1,527,4	1,110,8	132,6	1,426,3	1,520,3	5,717,3

(1) Includes accrued interest.
(2) Figures may not sum due to rounding.
(3) Exchange rate as of June 30, 2013 US$ 1.00 = Ps.5.388 and R$ = Ps.2.432
(4) Includes bank overdrafts.
(5) Includes (7.3) of higher values.
(6) Includes (8.3) of higher values.

CRESUD’s Outstanding Notes

On September 7, 2011, we issued Series VIII Notes, for a principal amount of US$ 60 million due 2014, at a fixed rate of 7.5%, payable on a semi-annually basis, on September 7 and March 7 of each year, the principal amount is payable at maturity.

On June 21, 2012, we issued three new series of Notes for a total amount of Ps. 383.5 million under our Global Note Program:

Series IX Notes, for a principal amount of Ps. 161.0 million, maturing 18 months after the issue date, and accruing interest at a variable rate (BADLAR Privada + 300 basis points), payable on quarterly basis in arrears, and the principal amount is payable in quarterly payments due within 12, 15 and 18 months as from the issue date.

Series X Notes, for a principal amount of US$ 31.5 million, maturing 24 months after the issue date, and payable in pesos at an applicable exchange rate in connection with each payment date. The notes accrue interest at a fixed rate of 7.75% per annum, payable quarterly basis in arrears, and the principal amount is payable in quarterly payments due within 18, 21 and 24 months as from the issue date. On September 19, 2012, we issued the second tranche of the Series X note, for a principal amount of US$ 30.0 million at a price of 105,2%

Series XI Notes, for a principal amount of Ps. 80.5 million, maturing 36 months after the issue date, and accruing interest at a variable rate (BADLAR Privada + 375 basis points), payableon quarterly baiss in arrears, and the principal amount is payable in quarterly payments due within 24, 30 and 36 months as from the issue date.

On February 22, 2013, we issued two new series of Notes for a total amount of Ps. 500 million under our Global Note Program:

Series XII Notes, for a principal amount of Ps. 102.1 million, maturing 21 months after the issue date, and accruing interest at a variable rate (BADLAR Privada + 410 basis points), payable on quarterly basis in arrears, and the principal amount is payable in quarterly payments due within 15, 18 and 21 months after the issue date.

Series XIII Notes, for a principal amount of US$ 79.4 million, maturing 27 months after the issue date, and payable in pesos at an applicable exchange rate in connection with each payment date. The notes accrue interest at a fixed rate of 1.90% per annum, payable quarterly basis in arrears, and the principal amount is payable in quarterly payments due within 24 and 27 months after the issue date.

On May 17, 2013, we issued series XIV Notes for a total amount of U$S 32 million under our Global Note Program, which will mature as from 60 months from the issue date, the aforementioned notes will be payable in pesos at an applicable exchange rate in connection with each payment date. The notes accrue interest at a fixed rate of 1.5% per annum, on payable quarterly basis in arrears, and the principal amount is payable in quarterly payments due within 54 and 60 months after the issue date.

Alto Palermo 10% convertible notes due 2014

On July 19, 2002, APSA issued US$50.0 million unsecured Convertible Notes into their capital stock. The proceeds from the Convertible Notes were used to settle short-term bank loans for the sum of Ps.27.3 million, and to redeem secured corporate notes issued by us for a principal amount of Ps.52.8 million. The Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps.0.10 per share. The exchange rate per U.S. Dollar is Ps.3.08642 or the result obtained from dividing the exchange rate effective at the exchange date by the par value of our common shares, whichever is lower. The original maturity date was stated for July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, approved the extension of the maturity date to July 19, 2014, the other terms and conditions of the Convertible Notes remained unchanged. On January 14, 2013, IRSA accepted the repurchase offer submitted by APSA for an amount face value of US$ 31.7 million, for a total price of US$ 35.4 million. On January 15, 2013, APSA paid to IRSA the amount of Ps. 175.2 million. As of June 30, 2013, APSA has repurchased the total Convertible Notes.

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

Acquisition of Alto Palermo’s Series I Notes

During the fiscal year 2009, IRSA purchased US$ 39.6 million in principal amount of Alto Palermo’s Series I Notes, for a total amount of US$ 19.3 million.

In turn, in the course of fiscal 2009, our subsidiary Alto Palermo repurchased some of its Series I notes for US$ 5.0 million in nominal value. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 1.9 million.

In the fiscal year 2011, IRSA sold US$ 39.6 million in principal amount of such notes for an average price of US$ 0.9605, totaling US$ 38.08 million. In addition, during this fiscal year APSA has repurchased US$ 5.0 million in principal amount of its Series I notes. The average weighted price paid was US$ 1.0201 for a total amount of US$ 5.1 million.

Therefore, as of June 30, 2013, IRSA’s consolidated holdings of Alto Palermo’s Series I notes amounted to US$ 10.0 million (The entire amount is held by APSA) in nominal value.

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
•
100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the company or by its restricted subsidiaries from (a) any contribution to the company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the company’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of IRSA’s notes due 2017, or (b) issuance and sale subsequent to the issuance of the company’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of IRSA, (c) any kind of reduction in the Company’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from unrestricted subsidiary.

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

Issuance of Series III and Series IV Notes

On February 10, 2012, IRSA issued:

• Series III Notes, for a principal amount of Ps. 153.2 million, accrue interest at BADLAR rate plus 249 basis points, and mature 18 months from their issue date. They are repayable in three consecutive payments due within 12, 15 and 18 months after their issue date. The Series III were dully cancelled in its maturity date, and;

• Series IV Notes, for a principal amount of US$ 33.8 million (equivalent to Ps. 146.9 million), accrue interest at a fixed rate of 7.45%, are subscribed and repayable in Pesos at the applicable exchange rate, and mature 24 months after the issue date. They are repayable in 4 equal consecutive payments due within 15, 18, 21 and 24 months after their issue date.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology amounted to Ps.12.1 million and Ps.24,4 million for the fiscal years 2013 and 2012, respectively. Our total technology investments aim to increase the productivity of purchased land have amounted to Ps.425.5 million since fiscal year 1995.

We reach our objectives within this area through the implementation of domestic and international technological development projects focusing mainly on:

•	Quality and productivity improvement.
•	Increase in appreciation value of land through the development of marginal areas.
•
Increase in the quality of food in order to achieve global food safety standards. We aim to implement and perform according to official and private quality protocols that allow us to comply with the requirements of our present and future clients. Regarding official regulations, in 2003 we implemented the Servicio Nacional de Sanidad y Calidad Agroalimentaria law on animal identification for livestock in six farmlands. Simultaneously, in 2004 we implemented EurepGap Protocols with the objective of complying with European Union food safety standards and as a mean for continuous improvement of the internal management and system production of our farmlands. Our challenge is to achieve global quality standards.

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

D. TREND INFORMATION

International Outlook:

As reported by the International Monetary Fund (“IMF”) in its “World Economic Outlook” (“WEO”), the world’s recovery, which until now had been a two-speed trend, is now a three-speed trend: whilst the developing economies grow at a pace expected to attain an annualized 6%, developed economies will grow at values a bit in excess of 2% though showing a bifurcation between growth in the US, which has been at an annualized 2% pace, and growth in the Euro Zone, which has reached the end of the year with virtually nil growth rates.

According to forecasts, it will not be until 2014 that such region will grow by less than 1% as slow progress is being made in the reforms required to resume the road to growth.

Growth trends in emerging markets have been similar to those posted last year, with India and Brazil having returned to the growth path offset by lesser growth in Russia and China and showing stabilization in growth at a bit less than 8%. The expectation is that this will have a slightly adverse impact on the price of commodities.

During 2011, financial markets exhibited a somber outlook that seemed to recover a little in 2012. The MSCI World index (representative of developed markets) fell during 2011 and showed strong recovery in 2012 and in the year 2013 to date, the earnings heard of are in the region of 12.8%. The yields in the MSCI Emerging Markets index were negative during 2011 and last year they showed a slight offset. In the year 2013 to date, however, yields were far from encouraging. In line with this, the indices in the world’s largest stock exchanges performed poorly during 2011, except for the S&P500, which followed through the year almost without movement. A recovery was seen during 2012 and it was maintained at different speeds. These trends continued in 2013.

The Argentine Economy:

Argentina is expected to grow by 3% on average in 2013-14 mainly thanks to the growth projected for Brazil for this period.

Private consumption continues to be the driver of economic activity. Household expenditure increases in tandem with household nominal income. According to data from INDEC, the salary variation ratio increased by 24.3% in May 2013 compared to the figure recorded in May 2012.

The Shopping Centers sector behaved in a similar way. Based on the information released by INDEC, sales recorded a cumulative increase of 23.8% for the 12 months to June 2013 compared to the same period of 2012, boosted by the improvements in household nominal income.

Although forecasts for 2013 predict a contraction in the growth of activity due to the international context, employment and salary evolution levels are expected to remain firm, which augurs well for the Company’s business in so far as consumption and the purchasing power of the population are the main propellers of our Shopping Centers’ sales.

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

Production and sales

At present we are engaged in various operations and activities including crops, beef cattle breeding and fattening and milk production. We complement our operations with the purchase and sale of land to benefit from real estate valuations.

As of June 30, 2013, we owned 33 farmlands with approximately 643,891 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. Approximately 110,447 hectares of the land we own are used for crop production, approximately 77,963 hectares are for beef cattle production, 85,000 hectares are for sheep production, 2,780 hectares are for milk production and approximately 21,277 hectares are leased to third parties for crop and cattle beef production. The remaining 346,424 hectares of land reserve are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have developed 21,947 hectares for crop production. Also, during the fiscal year 2013 ended on June 30, 2013, we leased 45,492 hectares from third parties for crop production and 12,635 hectares for beef cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned, leased land and land under concession):

	2009(1) (5)	2010(1) (5)	2011(1) (5)	2012(1) (6)	2013(1) (6) (7)
Crops (2)	115,411	104,627	126,178	181,079	168,134
Beef Cattle (3)	128,859	105,857	102,279	95,995	91,053
Milk	4,334	4,900	2,571	3,022	2,780
Sheep	100,911	100,911	100,911	85,000	85,000
Land reserves (4)	356,796	343,153	339,744	459,680	478,246
Owned farmlands leased to third parties	8,317	11,049	14,026	25,538	31,593
Total (5)	714,628	670,497	685,709	850,314	856,806

(1)   Includes 35.723% of approximately 8,299 hectares owned by AgroUranga S.A., an associated Argentine company in which we own a non-controlling 35.7% interest.
(2)   Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)   Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.
(5)	Does not include Brasilagro.
(6)	As from fiscal year 2012, it includes Brasilagro and 100% of Cactus.
(7)	Includes farmlands owned by Brasilagro and Cresud sold in 2013.

REVENUES

Agricultural business

Crops

Sales from the Crops segment rose 17.9%, from Ps. 636.1 million in fiscal year 2012 to Ps. 750.2 million in fiscal year 2013, mainly as a result of:

•	a 21.0% increase in average prices of grains sold, from Ps. 1,191 per ton in fiscal year 2012 to Ps. 1,440 per ton in fiscal year 2013;

•	partially offset by a slight reduction of 13,509 tons in the volume of grains sold in fiscal year 2013 compared to the previous fiscal year; and

•	a 8.0% reduction in production volume, from 383,088 tons in fiscal year 2012 to 355,390 tons in fiscal year 2013.

The following table shows a breakdown of the sales of grains:

	Sale of Crops (in tons)
	Fiscal Year ended June 30,
	2013	2012	Variation
Corn	271,143	224,114	47,029
Soybean	208,814	251,640	(42,826)
Wheat	10,735	20,746	(10,011)
Sorghum	5,807	8,497	(2,690)
Sunflower	10,551	18,095	(7,544)
Other	14,052	11,519	2,533
Total Sales	521,102	534,611	(13,509)

The following table shows the board prices(1) as of June 30, 2013 and 2012:

	Fiscal year ended June 30,
	2013	2012
	Ps.	Ps.
Wheat	2,400	740
Sunflower	1,500	1,600
Corn	950	690
Soybean	1,714	1,645

(1) Rosario Commodities Exchange board prices

Beef cattle

Sales from the Beef cattle segment decreased 42.0%, from Ps. 132.3 million in fiscal year 2012 to Ps. 76.7 million in fiscal year 2013, mainly as a result of:

•	a 4.7% reduction in the average price per kilogram sold, from Ps. 8.92 in fiscal year 2012 to Ps. 8.49 in fiscal year 2013;

•	a 35.4% reduction in the beef sales volume, from 15,075 tons in fiscal year 2012 to 9,745 tons in fiscal year 2013; and

•	a 14.1% reduction in the volume of beef production, from 9,045 tons in fiscal year 2012 to 7,772 tons in fiscal year 2013.

Milk

Sales from the Milk segment increased 28.7%, from Ps. 30.2 million in fiscal year 2012 to Ps. 38.8 million in fiscal year 2013, mainly as a result of:

•	a 19.8% increase in the average price of milk, from Ps. 1.69 per liter in fiscal year 2012 to Ps. 2.02 per liter in fiscal year 2013;

•	a 11.5% increase in milk production volume, reflecting mainly a larger average number of milking cows;

•	partially offset by a 4.7% reduction in production efficiency levels.

Sugarcane

Sales from the Sugarcane segment increased 62.1%, from Ps. 98.9 million in fiscal year 2012 to Ps. 160.3 million in fiscal year 2013, mainly as a result of:

•	543,541 more tons of sugarcane sold in fiscal year 2013 as compared to the previous fiscal year (mainly because during fiscal year 2012 no sales were made in our subsidiaries from Bolivia);

•	a 100.8% increase in production volume, from 576,048 tons in fiscal year 2012 to 1,156,848 tons in fiscal year 2013;

•	partially offset by a 12.6% reduction in the average sales price of sugarcane, from Ps. 155 per ton in fiscal year 2012 to Ps. 136 per ton in fiscal year 2013.

Farmland Leases and Services

Sales from the Farmland Leases and Services segment increased by 21.8%, from Ps. 25.3 million in fiscal year 2012 to Ps. 30.8 million in fiscal year 2013, mainly as a result of:

•	a 12.0% increase in leases, from Ps. 19.9 million in fiscal year 2012 to Ps. 22.3 million in fiscal year 2013; and

•	an increase of 57.6% in irrigation services and other agricultural services, from Ps. 5.4 million in fiscal year 2012 to Ps. 8.5 million in fiscal year 2013.

Agro-industrial

Sales from the Agro-industrial segment increased 107.6%, from Ps. 100.1 million in fiscal year 2012 to Ps. 207.8 million in fiscal year 2013, mainly as a result of:

•
a 110.2% increase in sales from our meat packing plant due to the acceleration in slaughtering levels during the first half of fiscal year 2013. It should be noted that during the second half of fiscal year 2012 the plant had been inactive. During fiscal year 2013 44,202 heads were slaughtered, virtually doubling the output for the previous fiscal year as concerns own animals and totaling more than 7,600 heads from users of our slaughtering service. During fiscal year 2012 alone, 662 heads were slaughtered under this pattern;

•
during the last two months of fiscal year 2013, the sales prices of sub products recorded a sustained increase which, added to the firm appreciation of the exchange rate and the sustained rise in slaughtering volumes, led to the above mentioned increase;

•
offset by a decrease of 19.3% in revenues from sales in our feedlot facility, mainly reflecting the 71.5% reduction in average occupancy, from 4,400 heads in fiscal year 2012 to 1,252 heads in fiscal year 2013.

Other

Sales from the Other segment increased by 51.3%, from Ps. 55.1 million in fiscal year 2012 to Ps. 83.3 million in fiscal year 2013, mainly due to:

•	an increase of Ps. 18.8 million in resales of supplies and others; and

•	an increase of Ps. 9.4 million in commodity brokerage services.

INITIAL RECOGNITION AND CHANGES IN FAIR VALUE OF BIOLOGICAL ASSETS AND AGRICULTURAL PRODUCE AT THE POINT OF HARVEST

Crops

Production income from the Crops segment increased 8.6%, from Ps. 439.9 million in fiscal year 2012 to Ps. 477.8 million in fiscal year 2013, mainly as a result of:

•	a 17.1% increase in the average production price of grains;

•
partially offset by a 7.2% reduction in the total production volume, from 383,088 tons in fiscal year 2012 to 355,390 tons in fiscal year 2013, mainly due to a reduction in the harvested volumes of wheat (75.2%), corn (25.3%) and sunflower (14.4%), partially offset by an increase in harvested volumes of soybean (14.5%) and sorghum (2.0%) in fiscal year 2013.

The 7.2% decrease in production volume of our Crops segment was mainly due to a 13.8% reduction in our average yield, from 2.7 tons per hectare in fiscal year 2012 to 2.3 tons per hectare in fiscal year 2013, mainly as a result of the mix of grains harvested and unfavorable weather conditions. In addition, during fiscal year 2013 the surface area in operation decreased from 181,079 hectares (including 8,778 hectares under concession) as of June 30, 2012 to 168,134 hectares (including 8,937 hectares under concession) as of June 30, 2013.

As of June 30, 2013 the harvested area was 95.2% of our total sown area, compared to 90.0% as of June 30, 2012.

The following table shows the number of tons produced and total production income as of June 30, 2013 and 2012:

	Crops Production Income (in tons and thousands of Ps.)
	Fiscal year ended June 30,
	2013		2012
	Tons	Ps.	Tons	Ps.
Corn	107,257	83,416	143,639	90,097
Soybean	220,292	354,485	192,458	308,855
Wheat	4,505	3,740	18,200	7,062
Sorghum	5,486	3,118	5,380	4,116
Sunflower	12,437	21,230	14,524	20,041
Other	5,413	11,855	8,887	9,686
TOTAL	355,390	477,844	383,088	439,857

Estimated results from the valuation of our crops in progress at reasonable value increased 28.2% from Ps. 73.5 million in fiscal year 2012 to Ps. 94.2 million in fiscal year 2013 mainly due to increases in corn (64.9%) and sunflower (53.6%) crops, partially offset by a reduction in soybean crops (48.3%) and wheat crops (18.6%) in fiscal year 2013.

Beef cattle

Production income from the Beef cattle segment increased 7.7%, from Ps. 65.0 million in fiscal year 2012 to Ps. 70.0 million in fiscal year 2013, mainly as a result of:

•	a 23.8% increase in the average price per kilogram produced, from Ps. 7.1 in fiscal year 2012 to Ps. 8.8 in fiscal year 2013;

•	offset by a 14.1% reduction in beef production volume from 9,045 tons in fiscal year 2012 to 7,772 tons in fiscal year 2013.

The calving rate decreased slightly, whereas the death rate recorded a mild increase during fiscal year 2013 as compared to fiscal year 2012.

The number of hectares devoted to beef cattle production decreased from 95,995 hectares in fiscal year 2012 to 91,053 hectares in fiscal year 2013 due to a smaller number of own hectares devoted to beef cattle production.

Results from beef cattle holdings decreased 33.6%, from a gain of Ps. 14.0 million in fiscal year 2012 to a gain of Ps. 9.3 million in fiscal year 2013, mainly as a result of the reduction in beef cattle stocks and lower beef cattle market prices.

Milk

Production income from the Milk segment increased 21.0%, from Ps. 31.1 million in fiscal year 2012 to Ps. 37.6 million in fiscal year 2013. This increase was mainly due to:

•
a 11.5% increase in milk production volumes, from 16.6 million liters in fiscal year 2012 to 18.5 million liters during this fiscal year. This increase in production volume was mainly due to a higher average number of milking cows per day, from 2,046 in fiscal year 2012 to 2,392 in fiscal year 2013, partially offset by a 4.7% reduction in the efficiently level of average daily milk production per cow, from 22.2 liters in fiscal year 2012 to 21.1 liters in fiscal year 2013; and

•	a 19.8% increase in the average price of milk, from Ps. 1.69 per liter in fiscal year 2012 to Ps. 2.02 per liter in fiscal year 2013.

Results from holding of milking cows increased 10.3%, from a gain of Ps. 2.9 million in fiscal year 2012 to a gain of Ps. 3.2 million in fiscal year 2013.

Sugarcane

Production income from the Sugarcane segment increased 113.2%, from Ps. 71.3 million in fiscal year 2012 to Ps. 152.0 million in fiscal year 2013, mainly as a result of:

•	an increase in total production volume of 100.8%, from 576,048 tons in fiscal year 2012 to 1,156,848 tons in fiscal year 2013; and

•	an increase of 6.2% in the average production price of sugarcane.

The 100.8% increase in production volume from the Sugarcane segment was mainly due to a 40.4% increase in our average yield, from 65.4 tons per hectare in fiscal year 2012 to 91.7 tons per hectare for fiscal year 2013, mainly due to favorable weather conditions.

As of June 30, 2013, the harvested area was 94.9% of the total sown area compared to 82.3% as of June 30, 2012.

The following table shows the tons produced and actual income as of June 30, 2013 and 2012:

	Sugarcane Production Income (In tons y thousands of Ps.)
	Fiscal year ended June 30,
	2013		2012
	Tons	Ps.	Tons	Ps.
Sugarcane	1,156,848	152,037	576,048	71,306

Estimated results from the valuation of our crops in progress at reasonable value increased significantly from Ps. 10.9 million in fiscal year 2012 to Ps. 45.3 million in fiscal year 2013 mainly generated by Brasilagro, where higher productivity and higher prices are estimated and new planted hectares were added.

Other

Income from initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest point from the Other segment decreased significantly, from an income of Ps. 0.06 million in fiscal year 2012 to an Ps. 1.0 million loss in fiscal year 2013, due to the variation in the valuation of the timber stocks at reasonable value in fiscal year 2013.

GAIN FROM DISPOSAL OF FARMLANDS

Income / (loss) from the sale of farmlands derived from the Sale and Transformation of Lands segment increased 228.8%, from an Ps. 45.5 million income in fiscal year 2012 to an Ps. 149.6 million income in fiscal year 2013, mainly as a result of:

During fiscal year 2013

•
On June 19, 2013 the deed of sale for 5,613 hectares of the “La Suiza” farmland, located in Villa Ángela, Province of Chaco, was executed. The transaction price was Ps. 34.9 million (US$ 6.7 million). The result from the sale was a gain of Ps. 29.8 million;

•
On October 11, 2012, Brasilagro sold the Horizontina farmland, located in the municipal district of Tasso Fragoso. Sate of Maranhão, Brazil, for a total price of R$ 75 million (equivalent to Ps. 174.8 million). The Horizontina farmland has a surface area of 14,359 hectares. The result of the sale was a gain of Ps. 53.9 million;

•
On April 25, 2013, Brasilagro sold an aggregate of 394 hectares of the Araucaria farmland, located in the municipal district of Mineros – GO, Brazil. The sale price was R$ 11.7 million (equivalent to Ps. 26.6 million). The result of the sale was a gain of Ps. 12.6 million; and

•
On May 10, 2013, Brasilagro sod an aggregate of 4,895 hectares of the Cremaq farmland, located in the municipal district of Ribeiro Gonçalves-PI, Brazil. The sale price was R$ 42.1 million (equivalent to Ps. 96.3 million). The result of the sale was a gain of Ps. 53.2 million.

During fiscal year 2012

•
On September 28, 2011, Brasilagro sold the Sao Pedro farmland, a rural property located in the Municipality of Chapadão do Céu – GO with a total surface area of 2,447 hectares. The transaction price was R$ 23.3 million (equivalent to Ps. 59.8 million and 580,000 bags of soybean seeds). The result of the sale was a gain of Ps. 27.8 million;

•
On March 2, 2012, the sale of 1,194 additional hectares in La Fon Fon farmland, located in the Province of Obispo Santiesteban, Republic of Bolivia, was agreed upon for Ps. 18.3 million (US$ 4.8 million). The result of the sale was a gain of Ps. 6.6 million; and

On May 22, 2012, the Company sold, assigned and conveyed to APSA a 115-hectare plot of land that forms part of the property “Puerta de Luján” located in the District of Luján, Province of Buenos Aires, for a total amount of Ps. 15.5 million, which has been fully collected. The result of the sale was a gain of Ps. 11.1 million.

Product Prospects

The sources of the following information are the Ministerio de Agricultura, Pesca y Alimentación de la República Argentina and the United States Department of Agriculture (“USDA”).

Wheat

USDA projections for the 2013/2014 campaign at global level estimate a production of 705.38 million tons of wheat, 50,11 million tons more than the 2012/2013 campaign. While world harvested area is expected to reach again the record level of the 2010/2011 campaign, the world average wheat yield forecast, shows an increase of 0.15 tons per hectare due to better believede yields in Kazakhstan, Russia, Ukraine and EU-27. The wheat production forecast for Argentina is 12.0 million tons while wheat area is projected to be 3.9 million hectares by the end of the campaign.

Corn

USDA projections for the 2013-14 season estimate that world production would reach 957 million tons, with an average yield of 5.42 tons per hectare. In the case of Argentina, the planted area is expected to decrease from 4.0 to 3.5 million hectares due to higher costs, although production is estimated to increase by 0,5 million tons to 27 million tons.

Soybean

As concerns projections for the 2013-14 season, the USDA estimated that the world production would be in the whereabouts of 281.72 million tons (5.28% higher than in the previous season).

The USDA estimates that Argentina’s soybean production will increase by 4.0 million tons, reaching 53,5 million tons. This increase is expected to result from both an expansion in the land allocated to soybean and a higher average yield (that would reach 2.74 million tons per hectare).

Sunflower

Globally, sunflower production estimates for the 2013/2014 campaign are projected by USDA at approximately 40.34 million tons compared to the estimate of 36.4 million tons in the previous year.

According to the source, the Argentine production of sunflower is forecast to be 3.4 million tons during 2013/14 campaign, 6.25% higher than the 2012/13 campaign.

Beef Cattle

According to FAO (Food and Agriculture Organization) projections, the market has been characterized by high prices, driven mainly, on the side of demand, by the higher income recorded in developing countries, and on the side of supply, by high production costs, mainly feed crops, energy costs and labor. These factors have boosted production in more countries, although the rate of growth of supply could not keep up with the increase in poultry production.

According to FAO’s estimates, the cattle beef price index reached 150 points (4,654 US$/tn) in 2013, compared to 141 points in 2012 (4,368 US$/tn). World production will reach 67.2 million tons in 2013, out of which Argentina is expected to produce 2.7 million tons.

Milk

The USDA estimates show that the world production of milk will increase from the current level of 544.7 million tons in 2012 to 554.4 million tons in 2013.

In the case of Argentina, the 11.8 million ton production recorded in 2012 is expected to increase to 12.23 million in 2013, while exports of dairy products would reach 2.5 million tons in 2013.

As reported by the FAO, fueled by the robust growth in the demand by developing countries, milk prices grew strongly in 2010 and the first half of 2011, reaching peaks close to those recorded during the commodity boom of 2007/2008. The high returns and excellent pasturing conditions in Oceania and certain regions of South America boosted supply, causing prices to decline. This fall continued during the second half of 2012, and was accompanied by an increase in export volumes. Against the broadening demand, especially from China, bottom prices were higher than in the 2009 slump.

The droughts experienced in the United States and Russia in 2012 increased the prices of grains, leading to a lower production growth rate in the United States and the European Union and higher prices. In early 2013, the recovery of prices intensified as drier weather conditions were reported in Oceania which impacted on grain availability expectations.

While the short-term scenario seems complex, weather conditions are expected to return to normal in the medium term, pushing down prices below the high levels recorded in 2011.

For additional information about our Agricultural business, please see Item 4 Information on the Company “B, Business Overview - Agricultural Business”.

Urban Properties and Investment Business

The Shopping Centers sector exhibited major sales growth in the first six months of 2013. Shopping Centers’ turnover benefited greatly from the expansion that is being perceived in consumption. Based on the information released by INDEC, sales recorded a cumulative increase of 26,2% for the 12 months to June 2013 compared to the same period of 2012, boosted by the good mood amongst consumers and the tangible improvements in household nominal income.

Most of the retail offering sectors exhibited outstanding dynamism in that period. The principal increases were in “Furniture”, “Apparel” and in “Electronics”, with increases in excess of 30%.

Although forecasts for 2012 are not as favorable as in the past, economic activity levels will continue to grow, which augurs well for the Company’s business in so far as consumption and inflation accompanied by salary raises are the main propellers of sales in the Company’s Shopping Centers.

As concerns the office market, Cushman & Wakefield’s latest market report shows that by the end of June the general vacancy rate of class A buildings in Buenos Aires was 7.5% (3.3 percentage points under last year’s figures) while rental prices per square meter per month reached US$ 28.8.

In terms of the office rental market, even though a number of submarkets have been more active, the demand has become more selective while lease prices have started to moderately go down, and the vacancy rate has been showing a slight growth. Today there are approximately 50,700 square meters of leasable space under construction, which will be incorporated to the market throughout 2013. 88% of such space is located in the GBA Libertador submarket.

The construction industry outlook showed a slight recovery in the first half of 2013, after the downturn of 2012, where the more restrictive exchange rate controls implemented by the end of 2011 had a stong impact on the activity. According to INDEC’s Summary Construction Activities Indicator (ISAC, as per the initials in Spanish), the construction industry decreased a 3.2% in 2012, whereas it posted a cumulative increase of 2.8% for the first half of 2013 as compared to the same period of 2012.

According to ISAC, the surface area covered by the permits granted for private construction works decreased 13.3% in June 2013 compared to the previous month. Moreover, as compared to the same month of the previous year, this figure decreased by 4.5%. However, in the aggregate, the cumulative value for the first half of 2013 records a fall of 0.8% as compared to the same period of 2012.

In connection with the Hotel sector, the Argentine Ministry of Tourism reported that 5,598,646 tourists visited Argentina in 2012, a decrease of 1.9% as compared to 2011. In connection with the Hotel sector, the hotel occupancy survey carried out by INDEC shows that the average hotel occupancy rate as of May 2013 was 52.9%, falling by approximately 6%, compared to the same period of 2012. This is mainly due to the smaller inflow of travelers from Brazil and Europe.

E. OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO.com guarantees certain brokerage transactions. Under the agreement, FyO.com guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of June 30, 2013, the value of transacted merchandise for which guarantees were granted amounted to Ps. 1.2 million. As of the date of this annual report, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this annual report, the value of transacted merchandise for which guarantees were granted amounted to Ps. 14.6 million.

Urban Properties and Investment Business

As of June 30, 2013, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows our contractual obligations as of June 30, 2013:

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

As of June 30, 2013	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	966,808	94,073	30,354	32,429	19,306	1,142,970
Borrowings (Excluding finance lease obligations)	2,143,947	1,050,346	328,481	1,574,852	1,755,509	6,853,135
Finance lease obligations	1,488	1,408	227	-	-	3,123
Derivative financial instruments	8,691	2,773	-	-	-	11,464
Total	3,120,934	1,148,600	359,062	1,607,281	1,774,815	8,010,692

G. SAFE HARBOR

See the discussion at the beginning of this Item 5 and “Disclosure regarding forward looking statements” in the introduction of this annual report, for forward-looking statement safe harbor provisions.

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

Our current board of directors was elected at the shareholders’ meetings held on October 29, 2010, October 31, 2011 and October 31,2012, for terms expiring in the years 2013, 2014 and 2015 as the case may be. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo Sergio Elsztain	01/26/1960	Chairman	06/30/14	10/31/11	1994
Saúl Zang	12/30/1945	First Vice- Chairman	06/30/14	10/31/11	1994
Alejandro Gustavo Elsztain	03/31/1966	Second Vice- Chairman and CEO	06/30/13	10/29/10	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/15	10/29/12	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/15	10/29/12	2003
Fernando Adrián Elsztain	01/04/1961	Director	06/30/13	10/29/10	2004
David Alberto Perednik	11/15/1957	Director and Chief Administrative Officer	06/30/13	10/29/10	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/15	10/29/12	2006
Daniel E. Mellicovsky	01/17/1948	Director	06/30/14	10/31/11	2008
Alejandro Gustavo Casaretto	10/15/1952	Director	06/30/14	10/31/11	2008
Salvador Darío Bergel	04/17/1932	Alternate director	06/30/14	10/31/11	1996
Gastón Armando Lernoud	06/04/1968	Alternate director	06/30/14	10/31/11	1999
Enrique Antonini	03/16/1950	Alternate director	06/30/13	10/29/10	2007
Eduardo Kalpakian	03/03/1964	Alternate director	06/30/13	10/29/10	2007

(1)           The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.
(2)           Term expires at the annual ordinary shareholders meeting.

Jorge Oscar Fernandez, Pedro Dalmaso Labaqui Palacio, Daniel Elias Mellicovsky, Enrique Antonini and Eduardo Kalpakian, qualify as independent, in accordance with the CNV Rules.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain studied Economic Sciences at Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the Board of Directors of Alto Palermo S.A. (APSA), Consultores Assets Management S.A., Arcos del Gourmet S.A., BACS Banco de Crédito & Securitización, IRSA Inversiones y Representaciones Sociedad Anónima, BrasilAgro Companhia Brasileira de Propiedades Agrícolas, and Banco Hipotecario, among other companies.He is Fernando Adrián Elsztain´s cousin and Alejandro Gustavo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Abogados law firm. He is also vice-chairman of Alto Palermo S.A. (APSA) and IRSA Inversiones y Representaciones Sociedad Anónima, Arcos del Gourmet S.A, Cactus Argentina S.A., and Fibesa S.A., among other companies; he is also director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop, Palermo Invest S.A., BACS Banco de Crédito & Securitización, and BrasilAgro Companhia Brasileira de Propiedades Agrícolas, among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires. He is Chairman of Fibesa S.A. and Cactus Argentina, among others. He is currently Executive Vice-Chairman Alto Palermo S.A. (APSA), Second Vice-Chairman of IRSA Inversiones y Representaciones Sociedad Anónima, Vice-chairman of Nuevas Fronteras S.A. and Hoteles Argentinos S.A. He is also Chief Executive Officer of Cresud. Alejandro Gustavo Elsztain is brother of our Chairman, Eduardo Sergio Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for IRSA since 1992 until May 2005 at which time he resigned. He had formerly worked for an independent construction company in Argentina. He is an alternate director of Banco Hipotecario S.A., and Alto Palermo S.A. (APSA), among other companies.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires). He has performed professional activities at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial institutions and associations.

Fernando Adrián Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is Chairman of the Board of Directors of Inversora Bolívar S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also director of Alto Palermo S.A. (APSA), IRSA Inversiones y Representaciones Sociedad Anónima, Hoteles Argentinos S.A., among other companies. He is the cousin of our Chairman, Eduardo Sergio Elsztain and Second Vice-Chairman, Alejandro G. Elsztain.

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

Alejandro Gustavo Casaretto. Mr. Casaretto obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). He has served as our technical manager, farmland manager, and technical coordinator since 1975.

Salvador Darío Bergel. Mr. Bergel obtained a law degree and a PhD from Litoral University (Universidad Nacional del Litoral). He is a founding partner of Zang, Bergel & Viñes and a consultant at Repsol YPF S.A. He is also alternate director of IRSA and Alto Palermo.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad de El Salvador) in 1993. He attended a Masters in Corporate Law in 1996 from Palermo University (Universidad de Palermo). He was a senior associated member of Zang, Bergel & Viñes law firm until June 2002, when he joined our lawyers team.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires (Universidad de Buenos Aires). He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He has also served as director of IRSA from 1993 to 2002. He is a member of the Argentine Banking Lawyers Committee and the International Bar Association.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business from the University of Belgrano. He has also an MBA from the CEMA University of Argentina. He has been director for 25 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina, and is currently is vice-chairman of its board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

Employment contracts with our directors and certain senior managers

We do not have written contracts with our directors. However, Messrs. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, David Perednik and Alejandro Casaretto are employed by us under the Labor Contract Law No. 20,744. Matías Gaivironsky and Carlos Blousson, senior managers of our Company, are also subject to the above mentioned Law.

Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Senior Management

Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors. There are no arrangements by which a person is selected as a member of our senior management.

The following table shows information about our current senior management designated by the board of directors meeting:

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	1994
Carlos Blousson	09/21/1963	Chief Executive Officer for Argentina, Bolivia and Paraguay Operations	2008
David A. Perednik	11/15/1957	Chief Administrative Officer	1997
Matías I. Gaivironsky	02/23/1976	Chief Financial Officer	2011

The following is a biographical description of each of our senior managers who are not directors:

Matias Ivan Gaivironsky. Mr. Gaivironsky obtained a degree in business in the University of Buenos Aires (Universidad de Buenos Aires). He holds a Master in Finance from CEMA University. Since 1997 he has held several positions in Cresud, IRSA and APSA. Since December 2011 he has been CFO. Previously, in 2008 he was Tarshop’s CFO.

Carlos Blousson. Mr. Blousson obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Chief Sales Officer since 1996. Prior to joining us, he worked as a futures and options operator at Vanexva Bursátil –Sociedad de Bolsa. Previously, he worked as a farmland manager and a technical advisor at Leucon S.A.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an executive committee consisting of a minimum of four and a maximum of seven directors and one alternate member, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, and Alejandro Elsztain.

The executive committee is responsible for the management of the day-to-day business pursuant to authority delegated by our board of directors in accordance with applicable law and our by-laws. Our by-laws authorize the executive committee to:

•	designate the managers and establish the duties and compensation of such managers;
•	grant and revoke powers of attorney to attorneys-at-law on behalf of us;
•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;
•	enter into contracts related to our business;
•	manage our assets;
•	enter into loan agreements for our business and set up liens to secure our obligations; and
•	perform any other acts necessary to manage our day-to-day business.

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 31, 2012:

Member	Date of Birth	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Noemí Ivonne Cohn	05/20/1959	Member
Roberto Daniel Murmis	04/07/1959	Alternate Member
Alicia Graciela Rigueira	12/02/1951	Alternate member
Sergio Leonardo Kolaczyk	11/28/1964	Alternate member

All members of the supervisory committee qualify as independent, in accordance with CNV Rules.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos, Inversora Bolívar, and Banco Hipotecario S.A.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committee of IRSA, Alto Palermo, Shopping Alto Palermo, Inversora Bolívar, and Banco Hipotecario S.A.

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mrs. Cohn is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International a public accounting firm in Argentina, and works in the audit area. Mrs. Cohn worked in the audit area in Harteneck, Lopez and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is member of the Supervisory Committee of Cresud and IRSA, among other companies.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L / Nexia International. Mr. Murmis worked as an advisor to the Public Revenue Secretariat, Argentine Ministry of Economy. Furthermore, he is a member of the Supervisory Committee of IRSA, Shopping Alto Palermo, Futuros y Opciones S.A., and Llao Llao Resorts S.A.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia. affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of Lomas de Zamora University.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the Universidad de Buenos Aires (Universidad de Buenos Aires). He is a professional of Abelovich, Polano & Asociados S.R.L. / Nexia International. He is also an alternate member of IRSA’s and APSA’s Supervisory Committee.

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

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, it is considered at the shareholders’ meeting.

At our shareholders’ meeting held on October 31, 2012, the shareholders approved an aggregate compensation of Ps. 5,227,396 for all of our directors for the fiscal year ended June 30, 2012. At the end of the current fiscal year, the above mentioned compensation had been paid in full.

Compensation of Supervisory Committee

The shareholders’ meeting held on October 31, 2012 further approved by majority vote not to pay a compensation to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year 2013 was Ps. 7.0 million.

Compensation of the Audit Committee

The members of our Audit Committee do not receive additional compensation other than that received for their services as members of our board of directors.

Capitalization Program for our executive staff

During the fiscal year ended June 30, 2007, the Company developed the design of a capitalization program for its executive staff consisting in contributions made by both the employees and the Company.

Such program is intended for certain employees selected by the Company that it wishes to retain by increasing employee total compensation by means of an extraordinary reward in so far as certain requirements are fulfilled.

The payment of contributions into the plan and participation therein are voluntary. Once the intended beneficiary accepts to take part in the plan, he/she may make two types of contributions: a monthly contribution based on his/her salary and an extraordinary contribution, based on his/her annual bonus. It is suggested that contributions should be of up to 2.5% of salaries and of up to 7.5% of the annual bonus. And then there is the contribution payable by the Company which shall amount to 200% of the monthly contributions and of 300% of the extraordinary contributions made by the employees.

The funds resulting from the contributions made by the participants are transferred to an independent financial vehicle, specially created and situated in Argentina in the form of a mutual fund with the approval of the Argentine Securities Commission. These funds can be freely redeemed at the request of participants.

The funds resulting from the contributions made by both companies are transferred to another independent financial vehicle, separate from the one previously mentioned.

In the future, the participants shall have access to 100% of the benefits under the plan (that is, including the contributions made by the Company for the benefit of the employees into the financial vehicle specially created) in any of the following circumstances:

•	ordinary retirement as prescribed by labor law

•	total or permanent disability, and

•	death.

In case of resignation or termination without good cause, the participant may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years and if certain conditions have been fulfilled.

During this fiscal year, the Company has made contributions to the plan for Ps. 3.5 million.

Mid and Long Term Incentive Program

The Company has developed a mid and long-term incentive and retention stock program for its management team and key employees under which contributions are made by both the program participants and the Company.

The beneficiaries under the Plan are invited to participate by the Board of Directors and their decision to access the Plan is voluntary. Once an officer agrees to participate, he or she may make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, and in the first year the contribution fix by the Company is ten times the amount of the employee’s contribution and 8% for the second and third year. The plans estipulate the possibility of providing an extraordinary reward consisting of freely available shares payable on a single opportunity in September 2014.

The contributions for the next fiscal years will be defined after the closing of each fiscal year.

In the future, the Participants or their successors in interest will have access to 100% of the benefit (the Company’s contributions made in their name) in the following cases:

•     if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution,

•     retirement,

•     total or permanent disability,

•     death.

In accordance with the new Capital Markets law (as define below), it is required that all of the incentive plans for managers related to shares should be approved by the Comisión Nacional de Valores.

C. BOARD PRACTICES

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment, other than those described under the following sections: (i) Item 6 “Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) Item 6 “Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers.

Audit Committee

Management uses the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Report”) to assess effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability of financial reporting

•	Compliance with applicable laws and regulations

Based on the above, a company’s internal control system involves all levels of the company actively involved in exercising control:

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•
the management of each area is responsible for internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the area and, therefore, those of the entity as a whole;

•	the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

In accordance with the Capital Markets Law and the Rules of CNV, our board of directors has established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, the management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our company and our external auditors.

On November 3, 2008, our board of directors appointed Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, and Daniel Elías Mellicovsky, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

As of June 30, 2013, we had 857 employees in our Agricultural Business, including our employees and the employees of Futuros y Opciones.Com. (Agropecuaria Anta S.A. merged with us on July 1, 2010), but not those of Agro-Uranga S.A. Approximately 27% are under collective labor agreements. We believe we have good relations with the union and our employees. We have never experienced a work stoppage.

IRSA’s employees in our real estate operations had 1,540 employees. Our employees from Property Sales and Development and Other Business not related with Shopping Centers had 91 employees, from which 33 are represented by the Commerce Labor Union (Sindicato de Empleados de Comercio, or SEC) and 5 by the Horizontal Property Union (SUTERH). The Shopping Center and Financing sector had 787 employees including 443 under collective labor agreements. Our Hotels segment had 662 employees with 531 are represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows our employees for the fiscal year ended June 30, 2013, 2012 and 2011.

	Agricultural Business(1)		Real Estate Business
	Permanent salaried	Temporary	Argentine Real Estate(2)	Shopping Centers	Hotels(3)	Total
As of June 30, 2011	772	48	82	811	678	2,391
As of June 30, 2012	848	17	92	833	662	2,452
As of June 30, 2013	857	11	91	787	662	2,408

(1)       Agricultural Business includes our employees and Futuros y Opciones.Com, but not those of Agro-Uranga S.A.
(2)      Argentine Real Estate includes IRSA, Libertador 498.
(3)      Hotels include Intercontinental, Sheraton Libertador and Llao Llao.

E. SHARE OWNERSHIP

Share ownership of directors, members of the supervisory committee, and senior management as of June 30, 2013.

The following table sets forth the amount and percentage (expressed on a fully diluted basis) of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2013:

Name	Position	Number of Shares	Percentage (3)	Number of Warrants (2)
Directors
Eduardo Sergio Elsztain (1)	Chairman	191,903,527	39.30%	84,591,744
Saúl Zang	First vice-chairman	3,512,436	0.67%	817,480
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	4,780,280	0.93%	1,314,289
Gabriel A. G. Reznik	Director	-	-	-
Jorge Oscar Fernández	Director	3,000,000	0.53%	-
Fernando Adrián Elsztain	Director	-	-	-
David Alberto Perednik	Director / Chief Administrative Officer	26,072	0.01%	29,727
Pedro Damaso Labaqui Palacio	Director	-	-	-
Daniel Elias Mellicovsky	Director	-	-	-
Alejandro Gustavo Casaretto	Director	61,438	0.01%	23,790
Salvador Darío Bergel	Alternate Director	-	-	-
Gastón Armando Lernoud	Alternate Director	2,903	0.00%	-
Enrique Antonini	Alternate Director	-	-	-
Eduardo Kalpakian	Alternate Director	-	-	-

Senior Management
Matias Gaivironsky	Chief Financial Officer	3,594	0.00%	-
Carlos Blousson	Chief Executive Officer of Argentina, Bolivia and Paraguay Operations	8,433	0.00%	-

Supervisory Committee
José Daniel Abelovich	Member	-	-	-
Marcelo Héctor Fuxman	Member	-	-	-
Noemí Ivonne Cohn	Member	-	-	-
Roberto Daniel Murmis	Alternate member	-	-	-
Alicia Graciela Rigueira	Alternate member	-	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-	-
Executive Committee
Eduardo Sergio Elsztain	Member	191,903,527	39.30%	84,591,744
Saúl Zang	Member	3,512,436	0.67%	817,480
Alejandro Gustavo Elsztain	Member	4,780,280	0.93%	1,314,289

(1)   Includes (i) 190,031,684 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 870 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. (iii) 628,070 common shares beneficially owned by Consultores Asset Managment S.A., and (iv) 1,242,903 common shares owned directly by Eduardo S. Elsztain.  In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,591,744 of our warrants which entitles him to acquire 29,692,208 new common shares through the exercise of those warrants.

 (2)   Pursuant to a prospectus, dated March 11, 2008 (the “Prospectus”) contained in our Registration Statement on Form F-3 No. 333-146011, filed with the Securities and Exchange Commission on September 12, 2007, we offered (the “Rights Offering”) to our common shareholders rights to subscribe for 180,000,000 new common shares, together with the right to receive 180,000,000 warrants (the “New Warrants”) to acquire additional common shares. Each common share entitled its holder to one right to subscribe for common shares. Each common share right entitled its holder to subscribe for 0.561141 new common shares, to subscribe at the same price for additional common shares remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new common share that it purchased pursuant to the Rights Offering, one New Warrant to purchase 0.33333333 additional common shares (this fraction was adjusted to 0.35100598 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009 and on August 28, 2013 this fraction was adjusted to 0.36727981 as a consequence of the dividend payment made on November 30, 2012). The Bank of New York Mellon, as our ADS rights agent, made available to holders of our ADSs (each of which represents 10 common shares), rights to subscribe for new ADSs, together with the right to receive New Warrants to acquire additional common shares. Each ADS entitled its holder to one ADS right. Each ADS right entitled its holder to subscribe for 0.561141 new ADSs, to subscribe at the same price for additional common shares in the form of ADSs remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new ADS that it purchased pursuant to this offering, 10 New Warrants, each of which entitles such holder to purchase 0.33333333 additional common shares (this fraction was adjusted to 0.35100598 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009 and on August 28, 2013 this fraction was adjusted to 0.36727981 as a consequence of the dividend payment made on November 30, 2012). The calculations were made using the ratios applying on June 30, 2013.

         Prior to their expiration on May 22, 2015, the New Warrants are exercisable during the six-day period from and including the 17th through the 22nd day of each February, May, September and November (to the extent such dates are business days in New York City and in the City of Buenos Aires). We accept the exercise of New Warrants to purchase whole new common shares.  The exercise price for new common shares to be purchased pursuant to the exercise of New Warrants is of US$ 1.68 and are payable in U.S. dollars (this price was adjusted to US$ 1.5954 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009 and on August 28, 2013 this price was adjusted to US$ 1.5247 as a consequence of the dividend payment made on November 30, 2012). ADS holders wishing to obtain additional ADSs upon exercise of their New Warrants must deposit the common shares acquired under the New Warrants with The Bank of New York Mellon, as our depositary, to obtain ADSs in accordance with the terms of the deposit agreement.

(3) On a fully diluted basis.

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

	Share Ownership as of June 30, 2013
Shareholder	Number of Shares	Percentage (4)
IFISA(1)(2)	191,903,527	39.30%
Directors and officers(3)	11,395,156	2.16%
National Social Security Agency (“ANSES”)	17,660,713	3.41%
Total	220,959,396	44.86%

(1)
Mr. Eduardo S. Elsztain is the chairman of (i) IFIS Limited, a company incorporated under the laws of Bermuda, and (ii) IFISA, a company incorporated under the laws of the Republic of Uruguay , which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 37.02% of IFIS capital stock, which owns 100% of IFISA.

(2)
As a result, Mr. Elsztain may be deemed beneficial owner of 38.96% of our total shares, which includes (i) 190,031,684 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 870 common shares beneficially owned by Consultores Venture Capital Uruguay S.A., (iii) 628,070 common shares beneficially by Consultores Assets Management S.A. and (iv) 1,242,903 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,591,744 of our warrants which entitles him to acquire 29,692,208 new common shares through the exercise of those warrants.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Eduardo S. Elsztain.
  (4)On a fully diluted basis.

Change in Capital Stock Ownership

	As of June 30, (5)
	2013	2012	2011	2010	2009
IFISA(1)(2)	39.3%	38.8%	38.2%	37.5%	34.7%
D.E. Shaw & Co. L.P. (3)	2.1%	3.2%	8.1%	9.4%	8.1%
Directors and officers(4)	2.2%	1.9%	1.3%	1.4%	1.2%
National Social Security Agency (ANSES)	3.4%	3.1%	3.1%	3.5%	2.9%

(1)
Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited, a company incorporated under the laws of Bermuda, and (ii) IFISA, a company incorporated under the laws of Republic of Uruguay. Mr. Elsztain is the beneficial owner of 37.02% of IFIS capital stock, which owns 100% of IFISA.

(2)
As a result, Mr. Elsztain may be deemed beneficial owner of 38.96% of our total shares, which includes (i) 190,031,684 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 870 common shares beneficially owned by Consultores Venture Capital Uruguay S.A., (iii) 628,070 common shares beneficially by Consultores Assets Management S.A. and (iv) 1,242,903 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,591,744 of our warrants which entitles him to acquire 29,692,208 new common shares through the exercise of those warrants.

(3)	According to the form filed with the SEC as of June 30, 2013.
(4)	Includes only direct ownership of our Directors and Senior Management, other than Eduardo S. Elsztain.
(5)	On a fully diluted basis.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date in a change in control.

Securities held in the host country

As of June 30, 2013, our total issued and outstanding capital stock outstanding consisted of 501,562,730 common shares. As of June 30, 2013, there were approximately 46,619,537 American Depositary Shares (representing 466,195,370 of our common shares, or 92.9% of all of our outstanding shares held) in the United States by approximately 56 registered holders of American Depositary Shares.

As of June 30, 2013 our directors and senior officers controlled, directly or indirectly, approximately 41.45% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

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

Headquarters Lease

In March, 2004 we entered into a lease agreement with Alto Palermo, IRSA and Isaac Elsztain e Hijos S.C.A. for the lease of our executive offices located in Bolívar 108, City of Buenos Aires. This lease has a term of 120 months and rent of US$ 9.500 payable monthly. Alto Palermo, IRSA, and us pay each one-third of such rent in an amount of US$ 3,167 each.

Our headquarters are located on the 23rd floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters from FIBESA, a subsidiary of APSA, pursuant to a bailment agreement, effective from July, 2012, through March, 2014.

In December, 2011, we leased one third of the 24th floor of the Intercontinental Plaza Tower from Inversora Bolívar pursuant to a lease agreement related to such floor and to six parking lot spaces; such agreement, has a 32 month duration and we pay a monthly rent of US$7,745.

As of April 2011, we entered into a lease agreement with IRSA to lease one third of the 2nd floor of the Intercontinental Plaza Tower. The agreement expires on January 4, 2014, and we pay a monthly rent of US$6,732 for the agreement.

Eduardo S. Elsztain, our Chairman is also the Chairman of the Board of Directors of IRSA and Alto Palermo. Saúl Zang, our first vice-chairman is also director of Inversora Bolívar In addition, Fernando Adrián Elsztain who is the Chairman of Inversora Bolívar is also our director.

Farmland Lease Agreement

We lease a farmland located in the Province of Córdoba, from Isaac Elsztain e Hijos S.C.A., pursuant to a lease agreement executed in June, 2012. This lease was extended for two additional years. The leased farmland has an extension of 12,635 hectares.

The rent to be paid is the equivalent in Pesos of 3 Kg. of beef per hectare. The beef price will be set, taking into account the price per kilo of beef quoted on Mercado de Hacienda de Liniers, the previous week of the payment date.

We pay a rent of Ps. 0.34 million during the fiscal year ended June 30, 2013. Fernando Adrián Elsztain, our director is also president of Isaac Elsztain e Hijos S.C.A. In addition, Alejandro G. Elsztain who is alternate director of Isaac Elsztain e Hijos S.C.A. is also our second vice-chairman and CEO.

Consulting Agreement

Pursuant to the terms of the Consulting Agreement with Consultores Asset Management effective as of November 7, 1994, Consultores Asset Management provides us advisory services on matters related to capital investments in all aspects of the agricultural business. One of our shareholders and the Chairman of our board of directors is the owner of 85% of the capital stock of Consultores Asset Management and our First Vice Chairman of the board of directors holds the remaining 15% of its capital stock.

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

During fiscal year ended June 30, 2013 there were not charges for consulting agreement fees, while during fiscal year ended June 30, 2012 amounted to Ps. 8,7 million.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management S.A for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.

Space for Fundación IRSA and Fundación Museo de los Niños at No Cost

In October 1997, our subsidiary Alto Palermo granted Fundación IRSA the right to use 3,800 square meters of constructed area in the Abasto Shopping Center free of charge for a 30-year period. In November 2005, Alto Palermo granted Fundación Museo de los Niños the right to use approximately 2,670 square meters of constructed area in the Shopping Rosario free of charge for a 30-year period.

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

During the fiscal years ended June 30, 2013 and 2012, we made donations to Fundación IRSA and Fundación Museo los Niños for a total amount of Ps. 1.4 million and Ps. 1.9 million respectively.

Agreement for the Exchange of Corporate Services between us, IRSA and APSA

Considering that each of IRSA, APSA, and us, have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004, IRSA, Alto Palermo, and us entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, July 11, 2011, and October 15, 2012.

The agreement for the exchange of corporate services among IRSA, Alto Palermo, and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, administration and control, insurance, errands, running service, safety contracts, technical, infrastructure and services, purchases, architecture and design and development and works department, audit and control, Board of Directors, General Management department, public affairs, real estate, hotels and tourism and risks and processes.

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

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase our equity interest in IRSA. Our board of directors has deemed it convenient and advisable for this simplification to transfer the employment agreements of IRSA and APSA´s corporate employees to us. Effective January 1, 2010, the labor costs of those employees will be transferred to our payroll, and they will render services to IRSA and APSA, which services will continue to be distributed in accordance with the terms of the agreement for the exchange of corporate services, as amended.

 In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by IRSA, APSA, and us.

In spite of the above, IRSA, Alto Palermo, and us continue to be independent as regards the execution of each of our business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement in the manner provided in FACPCE Technical Resolution No. 12. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Daniel E. Mellicovsky has been charged with the operation and implementation of the agreement on behalf of the company.

Legal Services

During the years ended June 30, 2013 and 2012, the law firm Zang, Bergel & Viñes Abogados provided us with legal services amounting Ps. 3.3 million and Ps.3.5 million respectively. Certain of our directors are partners of the law firm.

Acquisition of a plot of land.

On May 22, 2012, we sold to Alto Palermo a plot of land of 115 hectares located in Lujan, Province of Buenos Aires for a total amount oof US$ 8.96 million, in which Alto Palermo will build a future commercial development.

Security Loans

On August 6, 2008, Agrology entered into a securities loan agreement with IFISA, by virtue if which Agrology granted 1,275,022 Global Depositary Shares, representing 10 common shares with a face value of Ps.1.0 per share of IRSA.

This loan does not imply the transfer of any voting or economic rights related to the Global Depositary Shares which will be held by Agrology. With regards to the voting rights, the parties agreed that we will grant a power of attorney to IFISA with the respective voting instructions. With regards to dividends, IFISA will transfer the funds to Agrology. This loan will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. It will be effective for 30 days and may be renewed for up to a maximum of 360 days. Later on, IFISA returned 21,080 Global Depositary Shares to Agrology S.A., representing 10 common shares, with a face value of Ps.1.0 per share.

Firthremore, on July 30, 2009, Agrology S.A. made an offer to IFISA, which was accepted, to extend the agreed due date of the loan for 360 days, modifying the amount of Global Depositary Shares of IRSA granted in loan from 1,275,022 to 1,253,942 million which are free of encumbrances and are freely available to Agrology S.A. On July 25, 2010, Agrology made a new offer, which was also accepted by IFISA, to extend the agreed due date of the loan for an additional 360 days.  On September 8, 2010, Agrology S.A. entered into a new loan agreement with IFISA which granted 800,000 additional Global Depositary Shares of IRSA, under the same terms and conditions as the previous loan.

On July 20th, 2011, Agrology made a new offer, which was also accepted by IFISA, to extend the agreed due date of the original loan for an additional 360 days. The companies agreed that the credit can be taken completely or partially at any moment and that IFISA can ask for the Global Depositary Shares of IRSA or ordinary equity, and to lower the spread over Libor rate from 150 bps to 50 bps. On September 1, 2011, Agrology made a new offer, to extend the “800,000 additional Global Depositary Shares of IRSA” agreed due date of the loan for an additional 360 days. The offer to IFISA included the possibility for them to take the credit completely or partially at any moment, to ask either for the Global Depositary Shares of IRSA or for ordinary equity, and to lower the spread over Libor rate from 150 bps to 50 bps. On September 3rd, 2011, IFISA accepted the September 1, 2011 offer. On April 20th, 2012, we entered into a securities loan agreement with IFISA, by virtue of which we granted 2,000,022 Global Depositary Shares, representing 10 common shares with a face value of Ps.1.0 per share of IRSA.

On August 22nd, 2012, we agreed with IFISA that due to our merger with Agrology, the three above-mentioned agreements will be combined into one agreement between IFISA and us.

On July 15, 2013, we signed a renewable credit line with Inversiones Financieras del Sur S.A. ("IFISA"), in wich the company is the lender and IFISA the borrower.

The credit line consists in the sum of up to 4,053,942 ADRs of IRSA Inversiones y Representaciones S.A. ("IRSA"), of which 3,609,517 have already been lended. Loan maturity was set to 30 days with the possibility to extend it to up to 365 days at a rate of 3 month Libor +50bp.

The Audit Committee has no objections towards this transaction and its report is available to all shareholders' in the Company's Headquarters.

Credit facility IFISA-Cresud.

On June 25, 2012 we entered a credit facility agreement with IFISA, pursuant to which IFISA agreed to lend us up to US$ 6.0 million for a term of 180 days, at an annual interest rate of 7.75%. On November 24, 2012 this agreement was renegotiated and as a result extended for another 365 days, at an annual interest rate of 5.5%.

Loan agreements with Banco Hipotecario

As of June 30, 2013 we have loans from Banco Hipotecario for a total amount of approximately Ps. 4.70 million with an average interest rate of 16.5%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

C. INTERESTS OF EXPERTS AND COUNSEL

This section is not applicable.

Item 8. Financial information

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 for our audited consolidated financial statements.

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

Cactus should have not more than 18,500 head of beef cattle within such 36-month term.

An appeal against the said decision was filed before the Municipality but such appeal was dismissed on April 7, 2009 by Executive Branch Decree No. 0662/09, thus confirming the decision of the Petty Offenses Court. According to the procedures followed by the administrative courts of the City of Villa Mercedes, Cactus should discontinue its activities and move its premises by April 7, 2012.

Cactus has filed an appeal before the Supreme Court of Justice of the Province of San Luis challenging the legality of the decisions rendered by the Petty Offenses Court of the City of Villa Mercedes. As of the date of this Annual Report, this proceeding is still pending.

Inversiones Ganaderas (merged with Cresud)

Exagrind S.A. has filed a lawsuit against our subsidiary IGSA (merged with us) to recover damages and losses produced by a fire in Estancia San Rafael which is close to “Tali Sumaj,” Province of Catamarca. The fire took place on September 6, 2000. The estimated amount of the legal action is Ps.2.9 million at the date the claim was filed.

IGSA (merged with us) argued that Exagrind’s claim was incorrectly processed and requested that the first instance judge order a new notice of processed, which request was granted by the judge. Exagrind successfully appealed such decision. IGSA (merged with us) filed subsequent appeals requesting to be given the remainder of the legal term to answer the lawsuit, since at the time of Exagrind’s appeal the legal term, had not yet expired; such appeals were rejected by both first and second instance courts, ending with an appeal to the Supreme Court of the Province of Catamarca. The Supreme Court of Catamarca ruling was favourable, which enable us to reply the claim duly and timely. As of the date of this annual report the trial is at the stage where evidence may be presented.

Additionally, in March 2007, under the request of Exagrind S.A., the court in charge of the case ordered a general inhibition of IGSA’s assets. In June 2007, that measure was revoked and replaced by an attachment on the real estate.

It should be noted that during the fiscal year 2010, a the title deed for the sale of such establishment was executed and because as of the closing date of these financial statements the attachment-in-aid-of-execution had not been lifted, the Company assumed certain obligations and provided a surety insurance to guarantee the obligation on behalf of the purchaser.

Other Litigation

On June 30, 2009 Cactus Feeders, Helmir and we subscribed a stock purchase agreement, whereby Cactus Feeders Inc. transferred to us and Helmir, which is controlled indirectly by our shares of Cactus Argentina. Moreover on July 7, 2009, the economic concentration was notified to the Antitrust Authority. On October 28, 2010 the Antitrust Authority authorized the transaction.

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

Through Resolution No. 16,344 dated June 17, 2010 the Comisión Nacional de Valores has commenced a summary proceeding to the members of our Board of Directors, our audit committee members, and our supervisory committee members, all of them at that time, to be charged by the formal violations alleged in the Book Inventory and Balances, Book of Minutes of the Board of Directors and the Book Audit Committee, emerged from an investigation carried out by Comisión Nacional de Valores, on the corporate books, dated November 5, 2008. Our discharge was filed on July 6, 2010, and the first hearing was held on February 23, 2011, on October 7, 2011 we filed a new presentation. On October 30th, 2013 through Resolution No. 17,208 the Comisión Nacional de Valores has decided to apply a penalty fine to us, our members of the Board of Directors, our audit committee members, and our supervisory committee all of them at that time, in the amount of Ps. 200,000.

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

Puerto Retiro

On November 18, 1997, in connection with our acquisition of our subsidiary Inversora Bolívar, we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Indarsa. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor. Puerto Retiro appealed the restraining order which was confirmed by the Court on December 14, 2000.

In 1991, Indarsa had purchased 90% of Tandanor, a former goverment-owned company, which owned a piece of land near Puerto Madero of approximately 8 hectares, divided into two parcels: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993, Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. Indarsa failed to pay to the Argentine government the price for its purchase of the stock of Tandanor, and as a result the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend Indarsa’s bankruptcy to other companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of Indarsa’s bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the abovementioned criminal procedure, that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps. 44.9 million, as of June 30, 2013, would be lost. As of June 30, 2013, we had not established any reserve with respect of this contingency.

Llao Llao Holding

    Llao Llao Holding S.A. purchased Hotel Llao Llao in November 1997, from the Argentine National Parks Administration. Llao Llao Holding S.A., the predecessor of Llao Llao Resorts S.A., was sued in 1997 by the National Parks Administration to collect the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$2.9 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment ordering the payment of US$2.9 million in Argentine sovereign debt securities available at the date of the ruling, plus compensatory and punitive interest and attorneys’ fees. On March, 2004, Llao Llao Resorts S.A. paid Ps.9.2 million.

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

In accordance with a final liquidation agreed by the parties, Llao Llao Resorts S.A. paid Ps. 10.2 million to the Argentine National Parks Administration.

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

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested to the City of Neuquén to allow it to transfer certain parcels of land to third parties so that each buyer in the commercial development to be constructed could be able to build on its own land. The City rejected this request under Executive Branch Decree No. 1437/2002 through which it also decreed the expiration of Shopping Neuquén rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred. As a result, Shopping Neuquén should return the land, annulling the purchase of it, and had no right to claim any indemnification for such measure.

Shopping Neuquén filed a written appeal to this decision on January 21, 2003. It also sought approval for a revised schedule for the project, taking account of the current situation and including reasonable short and medium term projections. The City Executive Branch rejected this request through Executive Branch Decree 585/2003. On June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Executive Branch Decrees 1,437/2002 and 585/2003 issued by the City Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City Hall of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be reviewed by the Argentine Supreme Court.

On December 13, 2006, Shopping Neuquén signed an agreement with both the City and the Province of Neuquén stipulating a new timetable for construction of the commercial and housing project (the “Agreement”) and putting an end to the Administrative Procedural Action. The only pending issue with regards to the lawsuit is the fees and costs of the professionals that intervened in the procedure, which should be borne by Shopping Neuquén.

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such decision is not final and it is currently being challenged by the company. As of June 30, 2013, an agreement was reached with some of the professionals that intervened in the legal process for the payments of their fees.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos or AFIP filed a preliminary injunction with the Federal Court for Administrative Proceedings against Alto Palermo for an aggregate amount of Ps.3.7 million, plus an added amount, provisionally estimated, of Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center.

After we sold the Edificio Costeros, dique II, on November 20, 2009, we requested an opinion to the Antitrust Authority as to whether it was necessary to report this transaction. The Antitrust Authoriry advise us that it was required to notify the transaction. We challenged this decision, but it was confirmed. On December 5, 2011, we notified the transaction, which decision is still pending.

On May 6, 2008, we filed with the Antitrust Authority a request for its opinion as to the need to notify the Antitrust Authority the acquisition of Edificio República. The Antitrust Authority advised us that we were in fact required to report the transaction and the competent court ratified such decision. On November 3, 2010 the Antitrust Authority authorized the acquisition of Edificio Republica.

On January 15, 2007 we were notified of two claims filed against us before the Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 we responded the claims. On June 26, 2007, the Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this filing the result of this proceeding has not been determined.

On December 3, 2009, Alto Palermo filed a request for the Antitrust Authority’s opinion regarding Alto Palermo’s acquisition of shares of Arcos del Gourmet S.A. The Antitrust Authority advised the parties that the transaction has to be notified. In December, 2010 the transaction was filed with the Antitrust Authority. As of the date of this annual report, the decision of the Antitrust Authority is still pending.

On September 21, 2010, after Alto Palermo sold 80% of its shares of Tarshop, Alto Palermo requested the Antitrust Authority’s clearance for such transfer. On November 28, 2012, we were notified of the authorization of such transaction.

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

On August 23, 2011, Alto Palermo S.A. notified the Antitrust Authority the direct and indirect adquisition of shares of Nuevo Puerto Santa Fé S.A., the transaction involved the direct acquisition of 33.33% of Nuevo Puerto Santa Fé S.A. and 16.66% through our controlled vehicle Torodur S.A. As of the date of this annual report the transaction is being analyzed by the Antitrust Authority.

On June 16, 2012, we sold to Cabaña Don Francisco S.A. certain Costeros Dique IV´s functional units, to be used for office space, and complementary units to be used for parking. In addition, we assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the Antitrust Authority as to the need to report such transaction. As of the date of this annual report, the Antitrust Authority is analyzing the transaction.

On December 7, 2012, Alto Palermo notified the Antitrust Authority of the aquisition of 50% of the shares of Entertainment Holdings S.A., a company which holds 50% of the shares of "La Rural S.A.", which operates a convention center ("Predio Ferial de Palermo"), as of the date of this Annual Report, the transaction is being analyzed by the Argentine Antitrust Authority.

Through the issuance of Resolution No. 16,521 dated February 17, 2011 the Comisión Nacional de Valores has commenced a summary proceeding to the members of the Board of Directors of IRSA, its audit committee and supervisory committee, all of them at that time, which is charged against alleged violations of the Sections 53 and 54 paragraphs 2 and 3 of the Argentine Commercial Code, Sections 59 and 73 in connection with Section 299 of the Argentine Companies Law, Section 22 of the Bye-Laws of IRSA, and 8 subsection a) section IV) of the Annex to Decree 677/2001 and Article 294 subsection 1 and 9 of the Argentine Companies Law, arising from an investigation carried out by the Comisión Nacional de Valores on the corporate books of IRSA, dated October 19, 2010. The discharge of IRSA was filed on March 17, 2011, and the first hearing was held on May 18, 2011. On October 7, 2011 IRSA filed a new presentation. Furthermore, on April 11, 2013 by Resolution No. 17,051, the Comisión Nacional de Valores has decided to apply to a penalty fine to our members of the Board of IRSA, its audit committee members, and its supervisory committee members, all of them at that time, in the amount of Ps. 270,000,. In the same resolution was decided to apply to Mr. Oscar Pedro Bergotto, Barenboim and Andres Suarez punishment of fine, set in the amount of Ps. 30,000. On April 23, 2013 IRSA has appealed the resolution. On July 17, 2013 the fine was paid despite the appeal is ongoing, with the record filed in Room 4 of the National Chamber of Appeals in Federal Administrative Procedures (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

We are involved in other litigation which derives from the ordinary course of our business. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, we estimate the outcomes of these matters and the lawyers’ experience in contesting, litigating and settling similar matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

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

Year	Total Dividend	Dividend per Common Share (1)
	(Ps. MM)	(Ps.)
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026
2008	20.0	0.040
2009	60.0	0.121
2010	—	—
2011	69.0	0.138
2012	63.8	0.149
2013	120.0	0.242

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

B. SIGNIFICANT CHANGES

Please see Item 4 “Information on the Company – A. History and Development of the Company - Recent Developments”.

Item 9. The offer and listing.

A. OFFER AND LISTING DETAILS

The following summary provides information concerning our share capital and briefly describes all material provisions of our by-laws and the Argentine Corporation Law 19,550.

Stock Exchanges in which our securities are listed

Our common shares are listed on the Buenos Aires Stock Exchange under the trading symbol “CRES” and on NASDAQ under the trading symbol “CRESY.” As of June 30, 2013 our outstanding capital stock consisted of 501,562,730 common shares, Ps.1.00 par value per share ; assuming full exercise of all outstanding warrants our capital stock would be increased to 563,915,284 common shares. As of that date of this annual report: (1) we had no other shares of any class or series issued and outstanding and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non assessable. As of June 30, 2013, there were approximately 1,687 holders of our common shares.

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

On December 29, 2009, we reported that due to the pro rata allotment of our shares among our shareholders, made on November 23, 2009, the terms and conditions of the warrants were modified, in that sense the

•	Ratio previous to the allotment, which was: 0.33333333; was changed

•	to: 0.35100598. Additionaly the Warrant exercise price per new share to be issued: was modified to

•	US$1.5954.

On August 28, 2013,we reported that due to the cash dividend paid on November 30, 2012, the warrant exercise price was further increase to 0.36727981, therefore, the new price after the allotment is US$1.5247. The other terms and conditions of the Warrants remained unchanged.

As of June 30, 2013, 2,360,423 warrants had been exercised, which resulted in 787,958 shares of common stock being issued. As of the aforementioned date there were 177,639,577 warrants outstanding.

Price history of our stock on the Buenos Aires Stock Exchange and NASDAQ

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “CRES.” Since March 1997, our ADRs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADRs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2009 through October 24, 2013. The table also shows the high and low daily closing prices of our ADRs in U.S. dollars and the quarterly trading volume of our ADRs on the NASDAQ for the first quarter of 2009 through October 24, 2013. Each ADR represents ten common shares.

	Buenos Aires Stock Exchange			NASDAQ
	Share Volume	Price Per Share (Ps.)		ADS Volume	US$ per ADS
		High	Low		High	Low
Fiscal Year 2009
1st Quarter	3,832,884	4.66	3.25	9,269,938	14.8	10.50
2nd Quarter	4,532,498	3.41	1.73	16,198,697	10.69	4.67
3rd Quarter	1,378,325	3.25	2.40	8,122,339	9.11	6.38
4th Quarter	3,117,046	4.30	2.68	8,690,362	11.03	7.16
Annual	12,890,753	4.66	1.73	42,281,336	14.80	4.67
Fiscal Year 2010
1st Quarter	2,369,556	5.12	3.41	6,259,694	13.49	8.82
2nd Quarter	1,481,509	5.54	4.65	5,371,047	14.80	12.02
3rd Quarter	3,059,016	6.00	4.42	6,839,050	15.89	11.17
4th Quarter	1,621,468	5.64	4.44	3,741,122	14.50	11.28
Annual	8,531,549	6.00	3.41	22,210,913	15.89	8.82
Fiscal Year 2011
1st Quarter	2,851,146	6.55	4.85	4.731.907	16.58	12.19
2nd Quarter	3,070,201	7.87	6.85	8.922.026	19.93	16.47
3rd Quarter	1,534,934	7.90	7.00	5.729.814	19.17	16.83
4th Quarter	827,430	7.69	6.45	4.243.179	18.28	14.68
Annual	8,283,711	7.90	4.85	23,626,926	19.93	12.19
Fiscal Year 2012
1st Quarter	812,635	7.03	5.30	5,037,399	16.68	10.82
2nd Quarter	644,629	5.95	4.68	5,890,807	12.32	10.27
3rd Quarter	609,305	6.90	5.33	10,708,801	13.53	11.33
4th Quarter	1,328,881	6.45	4.45	15,006,469	12.20	6.94
Annual	3,395,450	7.03	4.45	36,643,476	16.68	6.94
Fiscal Year 2013
1st Quarter	1,324,543	5.87	4.83	6,183,866	8.90	7.43
2nd Quarter	644,473	5.80	4.95	3,520,607	8.58	7.88
3rd Quarter	1,376,099	8.10	5.70	6,124,332	9.77	8.38
4th Quarter	1,299,335	8.30	5.75	5,946,018	9.72	7.12
Annual	4,644,450	8.30	4.83	21,774,823	9.77	7.12
Fiscal Year 2014
1st Quarter	2,178,046	8.30	5.70	5,589,075	8.83	7.23
July 2013	164,420	6.70	5.70	1,437,796	7.93	7.23
August 2013	931,530	7.45	6.30	2,264,482	8.80	7.55
September 2013	1,082,096	8.30	7.10	1,886,797	8.83	7.86
October 24, 2013	952,881	11.10	7.95	2,094,422	11.64	8.66

Source: Bloomberg

As of June 30, 2013 the outstanding ADRs represented 46,619,615 ADSs (equivalent to 466,196,150 common shares or 92.95% of our total common stock capital).

B. PLAN OF DISTRIBUTION

This item is not applicable.

C. MARKETS

Argentine Securities Markets

Recently the Argentine government has enacted a new Capital Markets Law No. 26,831 (the “Capital Market Law”), which sets out the rules to govern capital markets, its players, and the securities traded therein subject to the Comisión Nacional de Valores (the “CNV” or the “Argentine Securities Commission”) regulation and monitoring.

Almost all the provisions of the former Executive branch Decree No. 677/2011 (the “Transparency Decree”) have been incorporated in the Capital Market Law. The Capital Market Law provides rules and provisions guided by the following goals and principles:

•
Promoting the participation of small investors, union associations, industry groups and trade associations, professional associations and all public savings entities in the capital market, particularly encouraging mechanisms designed to promote domestic savings and channel such funds towards the development of production;

•	Strengthening mechanisms for the protection of and prevention of abuses against small investors for the protection of consumers’ rights;
•	Promoting access of small and medium-sized companies to the capital market;
•
Fostering the creation of a federally integrated capital market through mechanisms designed to achieve an interconnection of computer systems from different trading markets, with the use of state-of-the-art technology;

•	Encouraging simpler trading procedures available to users to attain greater liquidity and competitiveness in order to provide the most favorable conditions for the implementation of transactions.

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in Capital Market Law, and the CNV Regulations among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministerio de Economía y Finanzas Públicas (Ministry of Economy and Public Finance), which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Market Law.

The CNV supervises and regulates the authorized markets in which the securities and the collective investment products are traded, the corporations authorized in the public offer regime, and all the other players authorized to operate in the public offer regime, as the registered agents, the trading agents, the financial advisors, the underwriters and distributors, the brokers, the settlement and clearing agents, the managers of collective investment products, the custodians of collective investment products, the collective depositories, and the risk rating agencies, among others. Argentine institutional investors and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated mainly by the Central Bank.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the Bolsa de Comercio de Buenos Aires (the “Buenos Aires Stock Exchange” or “BASE”). This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the BASE.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A., a corporation owned by the BASE, the Mercado de Valores de Buenos Aires (the “MERVAL”) and certain provincial exchange, which is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with (IFRS and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

Securities Exchanges in Argentina

There are 11 securities exchanges in Argentina. The principal exchange for the Argentine securities market is the BASE, which handles approximately 99% of all equity trading in the country.

Buenos Aires Stock Exchange

The BASE is the principal Argentine market for trading the ordinary shares. The MERVAL currently the largest stock market in Argentina and is affiliated with the BASE. MERVAL is a corporation consisting of 134 shareholders who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the BASE. Trading on the BASE is conducted either through the traditional auction system from 11 a.m. to 5 p.m. on trading days, or through the Computer-Assisted Integrated Negotiation System (“Sistema Integrado de Negociación Asistida por Computación” or “SINAC”). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in an additional 10-minute successive suspension period.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which are responsible for a growing percentage of trading activity, consist mainly of insurance companies and mutual funds.

The securities that may be listed on the BASE are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Buenos Aires Stock Exchange is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the CNV. Furthermore, the Buenos Aires Stock Exchange works very closely with the CNV in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Buenos Aires Stock Exchange for simultaneous processing.

Over the Counter Market

The Electronic Open Market (“Mercado Abierto Electrónico” or “MAE”) is an exchange organized under the laws of Argentina, which operates under the supervision of the CNV. The MAE works as an electronic platform to process Over the Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

MAE brokers/dealers members, include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be the MAE’s brokers/dealers. Securities to be traded must be registered with the pertinent supervising authorities and may be traded in the MAE, in other exchanges or in both of them concurrently.

Securities Central Depositary

Caja de Valores S.A. is a corporation organized under the laws of Argentina, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the CNV.

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking financial institutions, and mutual funds.

Information regarding the Buenos Aires Stock Exchange

	As of June 30,
	2012	2013
Market capitalization (Ps. billion)	1,979	2,464
Average daily trading volume (Ps. million)	41.8	43.9
Number of listed companies	105	106

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2013, approximately 106 companies had equity securities listed on the Buenos Aires Stock Exchange.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 102.98 % increase in 2009, a 47.77 % increase in 2010, a 29.22% decrease in 2011, a 15.9% increase in 2012 and a 4.27% increase in the first six months of 2013. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

Nasdaq Stock Market

Our ADSs are listed and traded in the Nasdaq Stock Market under the trading symbol “CRESY”.

D. SELLING SHAREHOLDERS

This section is not applicable.

E. DILUTION

This section is not applicable.

F. EXPENSES OF THE ISSUE

This section is not applicable.

Item 10. Additional information

A. SHARE CAPITAL

This section is not applicable.

B. MEMORANDUN AND ARTICLES OF ASSOCIATION

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

Pursuant to article 4 of our by-laws our purpose is to perform the following activities:

•	commercial activities with respect to beef cattle and products pertaining to farming and animal husbandry;

•	real estate activities with respect to urban and rural properties;

•	financial activities, except for those regulated by Law No. 21,526 of financial entities;

•	farming and animal husbandry activities, for properties owned by us or by third parties; and

•	agency and advice activities for which there is not required a specific qualifying title.

Limited Liability

Shareholders’ liability for losses is limited to their equity interest in us. Notwithstanding the foregoing, under the Argentine Corporation Law No. 19,550, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s by-laws (or regulation, if any) my be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. In addition, a shareholder who votes on a business transaction in which the shareholder’s interest conflicts with that of the company may be liable for damages under the Argentine companies’ law, but only if the transaction would not have been validly approved without such shareholder’s vote.

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the public registry of commerce referred to as the Registro Publico de Comercio, and published in the Boletín Oficial. Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceed 50% of capital. As of June 30, 2013 our share capital consisted of 501,562,730 common shares.

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

Ownership Restrictions

The CNV Rules require that transactions that cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the Comisión Nacional de Valores. Thereafter, every change in the holdings of the voting power should also be notified.

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

The Capital Markets Law, and the CNV Rules establishes that a person or entity wishing to acquire a “significant holding” (“participaciones significativas”) shall be required to launch a mandatory tender offer.

A mandatory tender offer will not be required in those cases in which the purpose of the acquisition of the “significant holding” is not to acquire the control of a company.

The CNV Rules defin a “significant holding” as holdings that represent an equal or a higher percentage than 15% of the capital stock. When a person or an entity intends to acquire more than 15% of the shares of a company, a mandatory tender offer to purchase 50% of the corporate voting capital is required by law.

If a person or an entity owns between 15% and 51% of the shares of a company, and wishes to increase its holdings by at least 6% within a 12 month period, a mandatory tender offer to acquire shares representing at least 10% of the voting capital will be legally required.

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

Pursuant to the Argentine Companies Law we may repurchase our outstanding common shares only under the following circumstances:

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

The Capital Markets Law provides for other circumstances under which our company, as a corporation whose shares are publicly listed, can repurchase our shares. The following are necessary conditions for the acquisition of our shares:

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

Amendment to the by-laws.

On the shareholders’ meeting held on October 10, 2007, our shareholders decided to amend the following sections of the by-laws: (i) Section Thirteen in order to adapt the performance bonds granted by directors to current rules and regulations, and (ii) Section Sixteen in order to incorporate the possibility of holding remote board meetings.

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

Inflow of capital

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

iii) Any other financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non-financial assets by the private sector.

iv) Foreign currency settlements by Argentine residents derived from foreign currency loans granted by local financial institutions.

v) Direct investment contributions in local companies (pursuant to Communication “A” 4237 which defines “direct investment” as the participation in the capital stock which must be no less than 10%) and sale of interests in the capital stock of local companies to direct investors.

With respect to item v), there are some requirements aiming to comply with the accurate capitalization of the direct investment contribution regarding the actual capitalization and registration of the contribution with the Public Registry of Commerce in a term of 250 calendar days, otherwise, the mandatory deposit shall be made within 10 calendar days. An additional term of 180 calendar days could be granted by the financial entity if the delay in the registration of the contribution is due to reasons by which the client is not responsible.

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

Outflow of capital, including the availability of cash or cash equivalents

Exchange Transactions Inquiry Program

On October 28th, 2011, the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, “AFIP”) established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the Central Bank to deal in foreign exchange must inquire and register through an IT system the total peso amount of each exchange transaction at the moment it is closed.

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

On December 20th, 2012, Resolution #3421 replaced Resolution #3356, both enacted by AFIP. The latest one sets forth an unified registration system to be fulfilled  for the access to the foreign exchange market, in particular for the outflow of funds made by residents or nonresidents, in whichever purpose or destiny. Such resolution is  related with Communications “A” 5245.

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

Any new financial indebtedness paid through the MULC and any debt renewal with financial non-residents and private non-residents shall be settled, maintained and renewed for at least 365 calendar days as from the date of the disbursement, and they may not be prepaid before such term, whatever the manner of the cancellation of the obligation with the creditor had been agreed and independently of whether said cancellation is channeled through the MULC or not.

The primary issuance of publicly securities traded in self-regulated markets is exempted of the foregoing provisions.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

On October 27, 2011, the Central Bank issued Communication “A” 5236 which rearranged all the regulations related to the purchase of foreign currency for the formation of off-shore assets by residents in the same text (i.e. Communication “A” 5198 and 5220). Notwithstanding, as a result of several amendments of the restrictions to the foreign exchange market to residents, certain provisions which allowed individual and legal entities to purchase foreign currency without specific allocation, have been suspended. In particular, the transactions described below have been affected by the new regulations (Communication “A” 5318 as of July, 5, 2012), preventing individuals who are Argentine residents, legal entities organized in Argentina and trusts set up with contributions from the national public sector, to perform the following transactions and, consequently, to transfer funds abroad:

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

Regardless of the suspension stated by Communication “A” 5318, it is important to summarize the most relevant aspects related to the formation of off-shore assets with specific and no specific allocation which were ruled by Communication “A” 5236, items 4.1. and 4.2:

•           Formation of off- shore assets for subsequent allocation for specific purposes: Up to January 27, 2012, individuals and legal entities domiciled in Argentina were authorized to purchase foreign currency without any limitation for the purpose of making direct investments abroad involving the production of non-financial goods and services, always provided that certain conditions are met (Communication “A” 5236, item 4.1).

•           Formation of off-shore assets for subsequent allocation without specific purposes: individuals who were Argentine residents, legal entities organized in Argentina and trust set up with contributions from the national public sector were authorized to purchase up to US$2,000,000 per month for the following purposes: real estate investments abroad, loans to nonresidents, contributions by residents of direct investments abroad, off-shore portfolio investments by individuals, other off-shore investments by residents, off-shore portfolio investments by legal entities, purchase of foreign banknotes to be held in Argentina and purchases of traveler checks, and donations (Communication “A” 5236, item 4.2).

 However, it required the fulfillment of the following conditions:

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

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14th, 2012), there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents.. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

Payment of services

As it was mentioned above, there is no restriction applicable for payments to be made to non-residents for performed services. The regulation covers all types of services without making any specifications. The financial entity shall require the filing of documentation supporting the authenticity of the transaction, the service rendered by the non-resident to the resident and the amount to be transferred abroad.

Should performed services are not related to the activities actually developed by the resident; the financial entity shall require a copy of the contract by which the payment obligation arises from and an auditor report. Such requirements intend to demonstrate the actual rendering of services to the non-resident and the existence of the debt.

The access to the MULC for the payment of: information services and technology, business professional and technical services, royalties, patents and trademarks, premium for loan’s players, author’s rights, personal, cultural and recreational services, commercial guarantee payments for export of goods and services, commercial commissions, exploitation of foreign films, audio and video rights, transfer of technology services pursuant to Law No. 22,426, shall be subject to the prior approval of BCRA when the foreign beneficiary of the payment is an individual or company related to the local debtor pursuant to the provisions establish in Communication “C” 40,209. Such regulation set forth the definition of “related companies or individual” as follows:

•	One has directly or indirectly control over the other or is controlled by the one who exercise control over the other.
•	When there are common directors and such authorities exercise a simple majority in the board of each other.

The existence of control by a company or an individual over the other, may be demonstrated when such company or individual, directly or indirectly (i) participate or control at least 25% of the votes in any instrument with voting rights in the other company or (ii) has at least a 50% or more of the voting rights in any instrument issued by the company in any shareholders meeting o meeting in which the directors o any other person with similar duties has been appointed or (iii) participate in the other company for any other rights and has the necessary voting rights to form the corporate will in any shareholders meeting or to resolve in any other corporate body.

The same BCRA’s prior approval shall require should the individual or company is formed or registered in a tax heaven or the payment is made in a bank account opened in a tax heaven.
The BCRA’s prior approval shall not be applicable in any of the above items should the contracts or agreements undertake an annual payment price and/or new indebtedness less than one hundred thousand dollars. Nevertheless, the prior approval shall be required if the actual payments in a year basis exceeds the aforesaid amount, regardless the value of each single contract. At the time of the payment and the access to the MULC, the transactions that do not exceed for such given year the fixed amount, may be settle without the prior approval of the BCRA. In all cases, the access to the MULC shall require the registration of the contracts and agreements at the time of the access to the foreign exchange market.

Likewise, foreign real estate’s owners shall be subject to the same foregoing limitations to receive payments abroad.

Payment of rents (interest, profits and dividends)

As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264.

The payments of profits and dividends to non-residents or ADR’s is authorized, insofar such payments are made according to financial statements duly closed, audited and approved by shareholders’ meeting.

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

The sale of foreign currency for the payment of financial indebtedness must be made through check issued by the resident or debit to the resident local bank account. The financial entity must verify that the reporting system has been complied with in accordance with Communication “A” 3602. Additionally, the payment may only proceed if the funds disbursed remain in Argentina for at least 365 calendar days, in accordance with Executive Branch Decree N° 615/2005.

Interest payments: Pursuant to Communication “A” 5264, item 3.7., modified by Communication “A” 5397 on February 8th, 2013, the access to the MULC for the purchase of foreign currency to pay interests for financial indebtedness may be made:

a. Up to 5 business day prior to the due date of each interest installment and to pay interest accrued within such interest period;

b. To pay interest accrued as from the date of the settlement of the disbursement through the local foreign exchange market; or

c. To pay interest accrued as from the date of the actual disbursement; provided that the funds disbursed abroad were credited in correspondent accounts of entities authorized to settle such funds through the local exchange market, within 48 hours from the date of their disbursement.

In all cases, the financial entity must verify the filing of the documents required by Communication “A” 3602 (affidavit related to the financial indebtedness) and Communication “A” 4237 (reporting of direct investment owned by non-residents) in case the creditor is part of the debtor’s economic group.

Principal Repayments and Prepayments: Pursuant to Communication “A” 5265, amended by Comnunication “A” 5397 (enacted on February 8th, 2013) foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

a. within 10 business days prior to the stated maturity of the applicable obligation; provided that the funds disbursed under such obligation have remained in Argentina for at least 365 days; or

b. with the anticipation required from an operating standpoint in order to pay to the creditor at maturity, in case of principal installments the payment of which depends on the satisfaction of specific conditions expressly contemplated in the contracts executed by and between the parties involved.

c. with an anticipation of more than 10 business day –partial or full- to the extent the disbursed funds have remained in Argentina for at least 365 and the payment is financed with the inflow of funds from abroad for capital contribution.

d. with the anticipation of more than 10 business day –partially or full- to the extent the minimum term of 365 days as of the disbursement of the funds has been accomplished and the prepayment is fully offset with the inflow through the MULC of new external financial with international entities and their agencies, official credit entities and financial entities from abroad, to the extent that (i) such cancellation implies a condition for the new indebtedness and (ii) it may not imply an increase in the present value of the indebtedness for the debtor.

Direct Investment Reporting System

Direct Investments made in Argentina by nonresidents

Under Communication “A” 4237, the Central Bank established a reporting system in connection with direct investments and real estate investments made by nonresidents in Argentina and by residents abroad.

Nonresidents must comply every semester with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds US$ 500,000. If such amount is not reached, the reporting system is optional.

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

The consent of the Central Bank is not required, unless the following conditions are met:

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

Money Laundering

Argentine Law No. 25,246, as amended by Laws N° 26,118, 26,268, 26,683, and 26,734 categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps. 300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The money laundering law created the Financial Information Unit (UIF). UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

a) Crimes related to the traffic and illegal commercialization of drugs (Law N° 23,737)

b) Crimes related to arms traffic (Law N° 22,415);

c) Crimes related to illegal association o terrorist association

d) Crimes committed by illegal associations organized to commit crimes for political or racial purposes;

e) Crimes against Public Administration

f) Crimes of minor’s prostitution and child pornography

g) Crimes related to terrorism financing

The UIF analyzes the information received by entities that have the obligation to report suspicious activities or operations and, as the case may be, inform the Public Ministry to carry out the investigations that may be considered relevant or necessary.

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

On May 8, 2009, and in its capacity as obliged subject under the rules enacted by UIF, the CNV issued Resolution No. 554 which incorporated within the exchange market many provisions aimed at comply with money laundering prevention pursuant to Law 25,246, as amended. In that regard, such resolution established that any entity subject to the supervision of CNV could only take part in securities transactions if they were ordered by parties that were registered or domiciled in jurisdictions not included in the list of tax heavens detailed in Executive Branch Decree No 1344/98. Furthermore, the Resolution provided that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, were allowed only if such agency has signed a memorandum of mutual understanding with the CNV.

On February 2, 2012, Resolution No.554 was replaced by Resolution No.602 so as to adapt and complement the instructions issued by UIF applying to the entities under the supervision of CNV, including some payment modalities and control proceedings for the reception and deliver of funds to the clients, fixing amounts and instruments to be used. Moreover, such resolution updated the reference to the Executive Branch Decree which referred to tax heavens (No.1,037).

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derive from the enactment of Law 26,831, which approved a new regulatory regime for the public offer of securities, CNV issued a new re-arranged text of its rules. By Resolution No. 622/2013, CNV incorporates a new chapter of Money Laundering and Terrorist Financing including dispositions related to the fulfillment of duties to be complied by “Agentes de Negociación”,  “Agentes de Liquidación y Compensación”, “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva”. Such agents are obliged to comply with any provision arising from Law 25,246 enacted by UIF. Furthermore, “Agentes de custodia de productos de inversión colectiva (Sociedades Depositarias de Fondos Comunes de Inversión”; “Agentes de corretaje”, “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Those subjects must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, it must be informed the personal data of the “Compliance Officer” (both regular and alternate).

With the purpose of strengthen the requirements in order to grant the authorization to operate in the exchange market, some new requisites were established in connection with: (i) competence and capacity; (ii) moral integrity and honesty and (iii) solvency. Such requisites are subject to the appraisal of CNV and must be fulfilled by managers, directors, auditors and any other individual who perform duties or activities within the company.
Some other measures are set forth related to listed companies or their shareholders or beneficial owners who had been convicted or condemned in connection with money laundering and/or terrorist financing activities or appeared in the list published by the United Nation Security Council.

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

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

Passive Foreign Investment Company Rules

Based on the current composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2013, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income tax

Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several changes to Income Tax Law No. 20,628, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of shares or ADSs.

Law No. 26,893 contains various unclear provisions and to date, it has not been regulated by the Argentine Executive Branch or interpreted by the competent courts.

The changes introduced by Law No. 26,893 are effective as from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation of Dividends

Until Law No. 26,893 became effective, dividends, whether in cash, in shares or in kind, approved by our shareholders were not subject to income tax. As from the effectiveness of Law No. 26,893, dividends (other than stock dividends) are subject to tax at a rate of 10%. Dividends received by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) are not subject to the 10% tax .

Notwithstanding the foregoing, according to Argentine law, and irrespective of the 10% tax mentioned in the previous paragraph, income tax will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends. The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. The withholding would not be applied to the payment of future dividends derived out of retained earnings obtained in the fiscal years ended prior to December 30, 1998. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Taxation of Capital Gains

As from the effectiveness of Law No. 26,893 income from sale, exchange, disposition or transfer of common shares rights, ADS rights, common shares or ADSs is subject to tax, irrespective of the person that obtains such income, exception made of transactions made by resident individuals involving common shares rights, ADS rights, common shares or ADSs that are listed on securities exchanges or markets and/or authorized to be offered to the public.

Resident individuals

Capital gains obtained by resident individuals from the sale of shares not listed on securities exchanges or markets are subject to tax at a rate of 15%.

Losses arising from the sale, exchange or other disposition of s common share rights, ADS rights, common shares, or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

Foreign beneficiaries

Capital gains obtained by non resident individuals or foreign entities from the sale, exchange or other disposition of common shares rights, ADS rights, common shares or ADSs are subject to tax at a rate of 35% or 15%, respectively, applicable on 90% of the sales or disposition value. Notwithstanding, foreign entities may choose to pay 15% on the difference between the gross profit of the transaction less the costs incurred in the country in order to obtain and maintain it and the deductions allowed by the income tax law.

When the purchaser of the common share rights, ADS rights, common shares or ADSs is also a non-resident, the purchaser of the common share rights, ADS rights, common shares or ADSs is liable for the payment of this tax.

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

Losses arising from the sale, exchange or other disposition of common share rights, ADS rights, common shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

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

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2012. There can be no assurance that in the future this tax will be absorbed by us.

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

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of shares which public offering is authorized by the Comisión Nacional de Valores is exempt from this tax.

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

Notwithstanding the foregoing, at the provincial level, the Province of Buenos Aires passed Law No. 14,044 whereby it imposed a tax on the gratuitous transmission of property, effective as from January 1, 2011, whose basic features are as follows:

•
The tax on gratuitous transmission of property is applicable to any enrichment resulting from transmissions made for no consideration, including: inheritances, legacies, donations, inheritance advance payments or any other event that implies a gratuitous monetary enrichment.

•	The tax on gratuitous transmission of property is payable by individuals and legal entities that are beneficiaries of a gratuitous transmission of property.
•
For taxpayers domiciled in the Province of Buenos Aires, the tax on gratuitous transmission of property is levied on the total amount of the gratuitous enrichment, in respect of property situated both in and outside of the Province of Buenos Aires. Instead, for taxpayers domiciled outside of the Province of Buenos Aires, the tax on gratuitous transmission of property is levied only on the gratuitous enrichment resulting from the transmission of such property as is situated within the Province of Buenos Aires.

•
The following property, among others, is deemed situated in the Province of Buenos Aires (i) securities and shares of stock, membership or equity interests and other negotiable instruments representing capital stock, issued by governmental or private entities and companies domiciled in the Province of Buenos Aires; (ii) securities, shares of stock and other negotiable instruments issued by private entities or companies domiciled in a different jurisdiction that were physically situated in the Province of Buenos Aires at the time of their transmission; and (iii) securities, shares of stock and other negotiable instruments representing capital stock or its equivalent issued by entities or companies domiciled in another jurisdiction which are also physically situated in another jurisdiction, in proportion to the issuer´s assets situated in the Province of Buenos Aires.

•
Gratuitous transmissions of property are exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than $ 60,000 and it rises to $250.000 in the case of parents, children and spouse.

•	Step-up rates from 4% to 21.925% have been established, based on the degree of kinship and taxable base involved.

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

Item 11. Quantitative and qualitative disclosures about market risk

 In the normal course of business, we are exposed to foreign exchange risk, interest rate risks and other price risk, primarily related to changes in exchange rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. For further information on our market risks, please see Note 5 to our audited consolidated financial statements.

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2012 for an amount of US$ 216,553. The Company is currently negotiating with the Depositary the reimbursement for the year 2013.

The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$ 5.00 or less per 100 ADS (or portion), (6) a fee of US$ 0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

Item 13. Defaults, dividend arrearages and delinquencies

This section is not applicable.

Item 14. Material modifications to the rights of security holders and use of proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15. Controls and procedures

A. DISCLOSURE, CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2013. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the fiscal year 2013.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting as defined in Rules 13a–15(f) and 15d-15(f) under the Exchange Act. Our Internal Control over Financial Reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework 1992, and concluded that, as of the end of the fiscal year 2013, our internal control over the financial reporting was effective. However, the management has excluded Rigby 183 LLC from its assessment of Internal Control over Financial Reporting as of June 30, 2013 because it was acquired by us in purchase business combinations during the fiscal year 2013. Rigby 183 LLC is an indirect subsidiary (through IRSA) whose total assets and total revenues represent 6.29% and 1.16%, respectively, of our Audited Consolidated Financial Statement amounts as of and for the year ended June 30, 2013.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM.

Our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (PwC Argentina) -member firm of PricewaterhouseCoopers-, has issued an attestation report on the effectiveness of our Internal Control over Financial Reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

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

Our board of directors established an audit committee which would assist the Board in exercising its duty of care on disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with laws, independence and capacity of independent auditors and performance of our internal audit duties both by our internal and our external auditors. Our Audit Commitee must hold sessions at least once per quarter according to the applicable laws.

On November 3, 2008, our board of directors officially appointed Jorge Oscar Fernández, Daniel Mellicovsky, and Pedro Damaso Labaqui Palacio, all of them independent members, as members of the audit committee. Jorge Oscar Fernández is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10(A)-3(b)(1).

B. CODE OF ETHICS

We have adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is posted in our website www.cresud.com.ar. On July 25, 2005, our Code of Ethics was amended by our board of directors. The amendment was reported in a report on Form 6K on August 1, 2005.

If we make any substantive amendment to the code of ethics or if we grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver in a Form 6-K or in our next Forms 20-F to be filed with the SEC.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

During the fiscal years ended June 30, 2013 and 2012, we were billed a total amount of Ps.2.0 million and Ps. 3.8 million, respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2013 and 2012, we were billed a total amount of Ps. 0.1 million and Ps. 0.7 million, respectively, for professional services rendered by our principal accountants for other services related to the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Tax Fees

During the fiscal year ended June 30, 2013 we were not billed for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning. And during the fiscal year ended June 30, 2011 we were billed a total amount of Ps.0.07 million for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2013 and 2012, we were billed a total amount of Ps. 0.5 million and Ps. 0.1 million, respectively, for other fees for professional services rendered by our principal accountants including fees mainly related to special assignments and courses.

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

G. CORPORATE GOVERNANCE.

Compliance with NASDAQ listing standards on corporate governance

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporation Law No. 19,550, Capital Markets Law and the Rules of the CNV, as well as by its corporate by-laws.

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
Rule 5250(d) - Distribution of Annual and Interim Reports.
In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies issue publicly a Spanish language annual report, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange, within 70 calendar days following the close of our fiscal year. Interim reports must be filed with the Comisión Nacional de Valores and the Buenos Aires Stock Exchange within 42 calendar days following the close of each fiscal quarter. In addition, we provide our shareholders annual and interim financial reports upon request. English language translations of our annual reports and interim reports are filed with the SEC on Form 20-F and Form 6K, respectively. We also send the English language translation of our annual report and quarterly press releases related to the interim financial and operating results to the Comisión Nacional de Valores which posts them on its website. Furthermore, under the terms of the Deposit Agreement, dated as of March 18, 1997, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York Mellon with, among other things, English language translations of our annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York Mellon located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

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
In accordance with the terms of the Capital Markets Law, public companies may elect not to form a supervisory committee as long as an audit committee is in place. Public companies usually form a supervisory committee which is responsible for monitoring our legal compliance under Argentine law and compliance with our by-laws, furtheremore, all of its members must be independent. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.

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

Rule 5630(s) -- Conflicts of Interest
In lieu of the requirements of Rule 5630(a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet. Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

H. Mine Safety Disclosures

This section is not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-370.

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

4.1*	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.2**	Agreement for the exchange of Corporate Service between we, IRSA and Alto Palermo, dated June 30, 2004.
4.3****	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and Alto Palermo and us, dated August 23, 2007.
4.4*****	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5******	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and Alto Palermo, dated March 12, 2010.
4.6*******	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7********	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
8.1	List of Subsidiaries.
11.1***	Code of Ethics of we.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

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
***** Incorporated herein reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 30, 2009.
****** Incorporated herein reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 30, 2010.
******* Incorporated herein reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 28, 2011.
******** Incorporated herein reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on October 30, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Cresud S.A.C.I.F. y A.

October 30, 2013	By:	/s/ Matias I. Gaivironsky
Matias I. Gaivironsky
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statement of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2013, June 30, 2012 and July 1, 2011, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2013  in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in “Management’s Annual Report on Internal Control over Financial Reporting”, management has excluded Rigby 183 LLC from its assessment of internal control over financial reporting as of June 30, 2013 because it was acquired by the Company in a purchase business combination during 2013. We have also excluded Rigby 183 LLC from our audit of internal control over financial reporting.  Rigby 183 LLC is an indirect subsidiary (through IRSA) whose total assets and total revenues represent 6.29% and 1.16%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2013.

Buenos Aires, Argentina
PRICE WATERHOUSE & Co. S.R.L.

October 30, 2013	By:	/s/ Carlos Martín Barbafina
Carlos Martín Barbafina
Partner

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position
as of June 30, 2013 and 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	June 30, 2013	June 30, 2012	July 1, 2011
ASSETS
Non-Current Assets
Investment properties	11	4,179,901	3,463,941	3,553,647
Property, plant and equipment	12	1,841,454	1,872,920	1,976,970
Trading properties	13	182,553	170,472	158,019
Intangible assets	14	125,312	75,077	80,457
Biological assets	15	303,128	278,208	325,864
Investments in associates and joint ventures	9, 10	1,486,862	1,500,560	1,438,855
Deferred income tax assets	29	179,228	80,674	23,914
Income tax credit		198,871	156,892	123,854
Restricted assets	18	54,631	-	-
Trade and other receivables	19	291,430	297,169	236,787
Investment in financial assets	20	253,742	626,683	426,152
Derivative financial instruments	21	25,377	18,434	60,442
Total Non-Current Assets		9,122,489	8,541,030	8,404,961
Current Assets
Trading properties	13	11,689	10,529	28,443
Biological assets	15	97,564	85,251	107,239
Inventories	16	252,376	253,447	371,268
Restricted assets	18	1,022	-	-
Income tax credt		4,779	28,762	76,116
Trade and other receivables	19	1,446,091	859,302	679,426
Investment in financial assets	20	385,585	72,069	62,465
Derivative financial instruments	21	41,544	2,578	18,966
Cash and cash equivalents	22	1,047,586	471,922	694,552
Total Current Assets		3,288,236	1,783,860	2,038,475
TOTAL ASSETS		12,410,725	10,324,890	10,443,436
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		496,562	496,562	496,562
Treasury stock		5,001	5,001	5,001
Inflation adjustment of share capital and treasury stock		65,425	166,218	166,218
Share premium		773,079	773,079	773,079
Share warrants		106,264	106,263	106,263
Cumulative translation adjustment		2,284	(81,939)	-
Changes in non-controlling interest		(21,996)	(6,889)	-
Equity-settled compensation		8,345	1,833	1,012
Legal reserve		46,835	42,922	32,293
Reserve for new developments		337,065	389,202	320,064
Special reserve		695,628	-	-
Retained earnings		(26,522)	666,611	829,207
Equity attributable to equity holders of the parent		2,487,970	2,558,863	2,729,699
Non-controlling interest		2,231,096	2,132,648	2,480,379
TOTAL SHAREHOLDERS EQUITY		4,719,066	4,691,511	5,210,078

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position (Continued)
as of June 30, 2013 and 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

		June 30, 2013	June 30, 2012	July 1, 2011
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	228,267	168,860	155,726
Borrowings	26	4,189,896	2,770,087	2,056,244
Deferred income tax liabilities	29	530,263	630,011	769,941
Derivative financial instruments	21	2,773	22,859	-
Payroll and social security liabilities	24	3,984	783	635
Provisions	25	71,626	22,553	14,939
Total Non-Current Liabilities		5,026,809	3,615,153	2,997,485
Current Liabilities
Trade and other payables	23	911,700	596,542	588,311
Income tax liabilities		80,024	108,190	72,606
Payroll and social security liabilities	24	120,835	103,919	81,085
Borrowings	26	1,527,390	1,187,082	1,479,803
Derivative financial instruments	21	8,691	18,558	8,353
Provisions	25	16,210	3,935	5,715
Total Current Liabilities		2,664,850	2,018,226	2,235,873
TOTAL LIABILITIES		7,691,659	5,633,379	5,233,358
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		12,410,725	10,324,890	10,443,436

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Income
for the fiscal years ended June 30, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	June 30, 2013	June 30, 2012
Revenues	32	3,528,551	2,859,849
Costs	33	(3,120,522)	(2,464,209)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		886,744	700,946
Changes in net realizable value of agricultural produce after harvest		11,756	2,720
Gross Profit		1,306,529	1,099,306
Gain from disposal of investment properties		178,026	116,689
Gain from disposal of farmlands		149,584	45,490
General and administrative expenses	34	(342,484)	(311,962)
Selling expenses	34	(277,626)	(200,490)
Management fees		-	(8,696)
Other operating results, net	36	92,332	(93,381)
Profit from operations		1,106,361	646,956
Share of profit / (loss) of associates and joint ventures	9,10	(9,818)	2,796
Profit from operations before financing and taxation		1,096,543	649,752
Finance income	37	216,976	159,579
Finance cost	37	(1,149,476)	(760,357)
Other financial results	37	23,739	25,538
Financial results, net	37	(908,761)	(575,240)
Profit before income tax	37	187,782	74,512
Income tax expense		(33,519)	(16,031)
Profit for the year	29	154,263	58,481
Attributable to:
Equity holders of the parent
Non-controlling interest		(26,907)	(21,329)
		181,170	79,810
Profit / (Loss) per share attributable to equity holders of the parent during the year:
Basic
Diluted		(0.05)	(0.04)
		(i) (0.05))	(i) (0.04)

(i)	Due to the loss for the year 2013 and 2012, there is no diluted effect on this result.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Comprehensive Income
for the fiscal years ended June 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	June 30, 2013	June 30, 2012
Profit for the year	154,263	58,481
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	180,908	(231,288)
Currency translation adjustment from associates and joint ventures	1,715	(3,530)
Other comprehensive income / (loss) for the year (i)	182,623	(234,818)
Total comprehensive income / (loss) for the year	336,886	(176,337)

Attributable to:
Equity holders of the parent	65,647	(103,268)
Non-controlling interest	271,239	(73,069)

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interest (1)	Cumulative translation adjustment	Equity -settled compensation	Legal reserve	Reserve for new developments	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of July 1, 2011	496,562	5,001	166,218	773,079	106,263	1,547,123	-	-	1,012	32,293	320,064	829,207	2,729,699	2,480,379	5,210,078
(Loss) / Profit for the year	-	-	-	-	-	-	-	-	-	-	-	(21,329)	(21,329)	79,810	58,481
Other comprehensive income / (loss) for the year	-	-	-	-	-	-	-	(81,939)	-	-	-	-	(81,939)	(152,879)	(234,818)
Total comprehensive loss for the year	-	-	-	-	-	-	-	(81,939)	-	-	-	(21,329)	(103,268)	(73,069)	(176,337)
Appropiation of retined earnings resolved by Shareholders Meeting held on 10/31/11:
- Legal reserve	-	-	-	-	-	-	-	-	-	10,629	-	(10,629)	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	69,138	(69,138)	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(63,800)	(63,800)	(134,691)	(198,491)
Changes in non-controlling interest	-	-	-	-	-	-	(6,889)	-	-	-	-	-	(6,889)	(220,584)	(227,473)
Cancellation of Brasilagro warrants	-	-	-	-	-	-	-	-	(2,707)	-	-	-	(2,707)	-	(2,707)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	76,375	76,375
Equity-settled compensation	-	-	-	-	-	-	-	-	3,528	-	-	-	3,528	2,739	6,267
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	2,300	2,300	1,499	3,799
Balance as of June 30, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(6,889)	(81,939)	1,833	42,922	389,202	666,611	2,558,863	2,132,648	4,691,511

The accompanying notes are an integral part of these Consolidated Financial Statements.

(1) Corresponds to changes in ownership interests in subsidiaries without change of control. See details in Note 4.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interest (2)	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special Reserve (1)	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(6,889)	(81,939)	1,833	42,922	389,202	-	666,611	2,558,863	2,132,648	4,691,511
(Loss) / Profit for the year	-	-	-	-	-	-	-	-	-	-	-	-	(26,907)	(26,907)	181,170	154,263
Other comprehensive income for the year	-	-	-	-	-	-	-	92,554	-	-	-	-	-	92,554	90,069	182,623
Total comprehensive income / (loss) for the year	-	-	-	-	-	-	-	92,554	-	-	-	-	(26,907)	65,647	271,239	336,886
Appropriation of retined earnings resolved by Shareholders Meeting held on 10/31/12:
- Legal reserve	-	-	-	-	-	-	-	-	-	3,913	-	-	(3,913)	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	(52,137)	-	52,137	-	-	-
- Appropriation of retained earnings	-	-	(100,793)	-	-	(100,793)	-	-	-	-	-	-	100,793	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	-	(120,000)	(120,000)	(93,816)	(213,816)
Change in interest in subsidiaries	-	-	-	-	-	-	(15,107)	-	-	-	-	-	-	(15,107)	(37,509)	(52,616)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,092	8,092
Conversion of corporate notes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	126	126
Distribution of share capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(152,101)	(152,101)
Equity-settled compensation	-	-	-	-	-	-	-	-	6,512	-	-	-	-	6,512	4,037	10,549
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	-	1	-	1
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(8,331)	-	-	-	-	-	(8,331)	(4,584)	(12,915)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	-	385	385	241	626
Reallocation RG 609/12 CNV	-	-	-	-	-	-	-	-	-	-	-	695,628	(695,628)	-	-	-
Balance as of June 30, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970	2,231,096	4,719,066

The accompanying notes are an integral part of these Consolidated Financial Statements.

(1)
Related to CNV General Resolution No. 609/12. At the next shareholder’s meeting held to review these financial statements, the shareholders shall decide whether to set up a special reserve and to ban its reversal to make distributions in cash or in kind among the company’s shareholders or owners; stating that such reserve may only be reversed to be capitalized or to absorb potential negative balances from “Retained Earnings”.

(2)	Corresponds to chenges in ownership interest in subsidiaries without change of control. See details in Note 4.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	June 30, 2013	June 30, 2012
Cash flows from Operating activities:
Cash generated from operations	22	931,318	811,151
Income tax paid		(282,799)	(142,740)
Net cash generated from operating activities		648,519	668,411
Cash flows from Investing activities:
Acquisition of associates and joint ventures		(25,899)	(48,766)
Capital contribution to associates and joint ventures		(67,438)	(15,749)
Acquisition of subsidiaries, net of cash acquired		(117,874)	-
Purchases of investment properties		(212,988)	(108,102)
Proceeds from sale of investment properties		128,595	143,818
Purchases of property, plant and equipment		(137,534)	(125,987)
Proceeds from sale of property, plant and equipment		3,225	-
Proceeds from sale of farmlands		230,412	30,785
Purchases of intangible assets		(2,691)	(4,095)
Advances for purchase in property, plant and equipment		(15,780)	-
Proceeds from sale of investment in financial assets		1,193,417	17,337
Purchases of investments in financial assets		(1,070,005)	(192,991)
Loans granted		(41,591)	-
Loans granted to associates and joint ventures		(18,245)	(65,790)
Loans repayments received from associates and joint ventures		1,774	-
Interest received		6,167	-
Dividends received		53,443	15,620
Net cash used in investing activities		(93,012)	(353,920)
Cash flows from Financing activities:
Proceeds from issuance of non-convertible bonds	26	800,404	913,772
Payment of non-convertible bonds		(276,926)	(209,739)
Proceeds from borrowings		878,622	260,728
Repayments of borrowings		(655,789)	(751,067)
Proceeds from borrowings from associates and joint ventures		70,714	11,102
Repayments of borrowings from associates and joint ventures		-	(7,161)
Proceeds from warrants		1	-
Payment of seller financing		(25,240)	(101,637)
Acquisition of non-controlling interest in subsidiaries		(49,868)	(202,449)
Dividend paid		(239,352)	(141,066)
Reimbursement of dividends		-	3,799
Contributions from non-controlling interest		8,092	76,375
Capital reduction of subsidiaries		(152,102)	-
Interest paid		(375,716)	(331,598)
Net cash used in financing activities		(17,160)	(478,941)
Net increase / (decrease) in cash and cash equivalents		538,347	(164,450)
Cash and cash equivalents at beginning of year	22	471,922	694,552
Foreign exchange gain / (loss) on cash and cash equivalents		37,317	(58,180)
Cash and cash equivalents at end of year		1,047,586	471,922

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.	The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 2.3. for a description of the Group’s companies.

As of the end of year, the Group operates in two major lines of business: (i) Agricultural business, (ii) Investment and Development Properties business. See Note 7 for a description of the Group’s segments.

The Group’s Agricultural business operations are comprised of crop production, cattle feeding, raising and fattening, milk production, sugarcane production and brokerage activities. The Group’s Agro-industrial business operations are conducted through its subsidiary, Cactus Argentina S.A., and are engaged in cattle feeding services in specialized feedlots primarily for third parties. Feedlots provide accommodation, health care and animal feeding services based on specialized diets. Cactus also uses the feedlot to finish own cattle prior to slaughter in owned slaughtering houses. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

The business line known as urban property and investments also includes the Group’s financial transactions. The Group’s Investment and Development Properties business operations are conducted primarily through its subsidiary IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group primarily owns, manages and develops shopping centers across Argentina. APSA has also a 20% stake in a credit card company ("Tarshop S.A."). Through IRSA, the Group primarily owns, manages and develops a portfolio of office and other rental properties in Buenos Aires, the capital of Argentina. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.	The Group’s business and general information (Continued)

In 2009, IRSA entered into the US real estate market, mainly through the acquisition of non-controlling interests in US assets, primarily office properties and hotel investments.

The Group’s financial transactions and transactions in other businesses are carried out mainly through its subsidiary IRSA and through APSA, which is IRSA’s main subsidiary. IRSA has also a 29.77% interest (without considering treasury shares) in Banco Hipotecario S.A. (“BHSA”). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange.

Cresud’s and APSA’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BCBA”) and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). IRSA’s shares are listed and traded on both the BCBA and the New York Stock Exchange (“NYSE”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is 877 Moreno St., 23rd Floor, Buenos Aires, Argentina.

These consolidated financial statements have been approved for issue by the Board of Directors on September 9, 2013.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.	Basis of preparation

(i)	Transition to IFRS

These Consolidated Financial Statements have been prepared in accordance with and compliance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB” as per its English acronym) and interpretations from Interpretation Committee of NIIF (“CINIIF” as per its Spanish acronym). All IFRS applicable as of the date of these consolidated financial statements have been applied.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Additionally, the Group has adopted certain IFRS that are not effective as of June 30, 2013, but for which early adoption is accepted. The Group adopted IFRS in the fiscal year beginning on July 1, 2012, being its transition date July 1, 2011. Group’s adoption of IFRS is described in Note 3.

(ii)	Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its statement of financial position according to the operating cycle of each activity.

The operating cycle for the investment property, hotels and agricultural operations of the Group is 12 months. As such, current assets and current liabilities include assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year. The operating cycle of the Group’s trading property activities depends on each specific project, and thus cannot be clearly defined. Generally, assets and liabilities classified as trading properties are realized and settled in several years, ranging between 1 and 3 years or, in exceptional cases, even longed. As such, for purposes of classification, the Group has assumed the operating cycle of trading properties to be 12 months.

All other assets and liabilities are classified as non-current assets or non-current liabilities. Current and deferred tax assets and liabilities (income tax payable) are presented separately from each other and from other assets and liabilities as current and non-current, respectively.

(iii)	Presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are to Argentine Pesos, references to ‘US$’ or ‘US dollars’ are to United States dollars and references to ‘Rs.’ are to Brazilian Reais.

(iv)	Fiscal and harvest year-end

The fiscal year begins on July 1 and ends on June 30 of the following year. However, the Group’s agricultural production is based on the harvest year for crops. A harvest year varies by plant according to the climate in which it is grown. Due to the geographic diversity of the farms, the planting period for a given plant may start earlier on one farm than on another, causing differences in their respective harvesting periods. The financial results are presented on a fiscal year basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(v)	Accounting conventions

The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, share-based payments at fair value, biological assets and agricultural produce at the point of harvest measured at fair value less costs to sell, and agricultural produce after harvest measured at net realizable value.

(vi)	Reporting cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within financing cash flows. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed as cash flows from investing activities because this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed as cash flows from operating activities because these items are routinely sold in the ordinary course of business.

(vii)	Use of estimates

The preparation of consolidated financial statements at a certain date requires the Management of the Group to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major sources of uncertainty are described in Note 6.

2.2.	New accounting standards

The following standards, amendments and interpretations have been issued by the IASB and by the International Financial Reporting Interpretation Committee (“CINIIF”) (“IFRIC”, as per its English acronym and known before as the Standards Interpretation Committee “SIC”, as per its English acronym) and although they are not effective to the Group, earlier adoption is permitted:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

IFRS 9 “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 prescribes the classification and measurement of financial assets. IFRS 9 requires that financial assets are subsequently measured either ‘at amortized cost’ or ‘at fair value’, depending on whether certain conditions are met. In addition, IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the ‘at amortized cost’ category, or ‘at fair value’ if that designation eliminates or significantly reduces measurement or recognition inconsistencies.

The prescribed category for equity instruments is at fair value through profit or loss. However, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in other comprehensive income. In these cases, only dividends received from these investments are reported in profit or loss.

In October 2010, the IASB issued further additions to IFRS 9. These bring forth the guidance for derecognizing financial instruments and most of the requirements for the classification and measurement of financial liabilities currently included within IAS 39.  The additions include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. The remaining phases of the project, dealing with impairment of financial instruments and hedge accounting, have not yet been finalized.

IFRS 9, as well as its additions, shall be applied retrospectively for annual periods beginning on or after January 1, 2015. Earlier adoption is permitted. The Group has adopted IFRS 9 since July 1, 2011, as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The Group has presented all comparative figures in accordance with IFRS 9. Financial assets and liabilities held by the Group have been assessed at the date of transition (July 1, 2011).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

IFRS 10 “Consolidated Financial Statements”

On May 12, 2011 the IASB issued IFRS 10 “Consolidated Financial Statements” which establishes principles for the presentation and preparation of Consolidated Financial Statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 “Consolidation - Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements” and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IFRS 11 “Joint Arrangements”

On May 12, 2011 the IASB issued IFRS 11 “Joint Arrangements” which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IFRS 12 "Disclosure of Interests in Other Entities"

On May 12, 2011 the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IFRS 13 "Fair Value Measurement"

On May 12, 2011 the IASB issued IFRS 13 “Fair Value Measurement” which establishes a definition of fair value and a framework for its measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The group has not adopted this standard early. The adoption of this standard will neither have significant impacts in the financial situation nor in results from Group’s operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

IAS 27 (revised) “Separate financial statements”

On May 12, 2011, the IASB issued IAS 27 (revised). The revised standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

IAS 28 (revised) “Associates and Joint Ventures”

On May 12, 2011, the IASB issued IAS 28 (revised). The revised standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1, 2011.

Amendments to IAS 1 (Disclosure requirements for other comprehensive income items)

In June 2011, the IASB issued modifications to IFRS 1: “First-time adoption of International Fianancial Reporting Standards”. Such changes require that the Company report other comprehensive income based on that which could later be reclassified in the Statement of Income. The changes also ratify existing provisions whereby other comprehensive income and comprehensive income should be reported as a single statement or in separate statements.

These amendments are applicable for fiscal years beginning on or after July 1st, 2012. The Group adopted the standard from that date.

Annual Improvements to IFRS (Cycle 2009-2011)

In May, 2012 the IASB published the annual improvements to IFRS (Cycle 2009-2011), that modify IFRS 1, IAS 1, IAS 16, IAS 32 and IAS 34. These changes introduce in all cases clarifications that the IASB deemed necessary because there was diversity or confusion in the application of certain requirements, but do not substantially modify the respective rules. The adoption of these amendments will neither have significant impacts in the financial situation nor in results from Group’s operations.

Amendments are applicable for fiscal years beginning on or after January 1st, 2013. Earlier adoption is permitted.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Interests in other entities (amendments to IFRS 10, IFRS 12 and IAS 27)

The IASB issued an amendment to IFRS 10 consolidated financial statements that establishes an exception to consolidation requirement for the entities that meet the definition of an investment entity. This exemption requires those entities not to consolidate with their subsidiaries in the Consolidated Financial Statements, but to measure those investments at their realizable value.

Additionally, disclosure requirements of IFRS 12 and IAS 27 were modified for this type of companies.

These amendments are applicable for fiscal years beginning on or after January 1st, 2014. Earlier application is permitted. The Group has completely adopted IFRS 10 and 12 from July 1, 2011.

2.3.	Scope of consolidation

(a)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group also analyze whether there is control when it does not hold more than 50% of the voting rights of an entity, but does have capacity to define its relevant activities because of de-facto control.

There may be de-facto control where the relative size of voting rights held by the Group in an entity in relation to the size and dilution of other shareholders gives the Group power to define the relevant activities of such entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition costs are charged to expense as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

IFRS 3 “Business Combination” allows up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquire, and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of income as “Bargain purchases gains”.

Inter-company transactions, balances and unrealized gains and/or losses on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries are changed where necessary to ensure consistency with the policies adopted by the Group. The majority of subsidiaries have the same year-end as the Group’s, however, a small number of subsidiaries have different year-ends. In these circumstances, special-purpose financial statements prepared as of June 30 of each year are used for purposes of the Group consolidation.

The Group conducts its business through several operating and holding subsidiaries. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Group and the proportion of ownership interests held equals to the voting rights held by the Group.

The country of incorporation or registration is also their place of business. Subsidiaries are shown in alphabetical order.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

			June 30, 2013		June 30, 2012		July 1, 2011
Name of the entity	Place of business / country of incorporation	Main Activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI
Direct equity interest:
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	100.00%	-	100.00%	-	100.00%	-
Agrotech S.A.	Argentina	Investment	95%	-	100.00%	-	100.00%	-
Brasilagro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	39.64%	60.36%	39.64%	60.36%	35.75%	64.25%
Cactus Argentina S.A.	Argentina	Agro-industrial	95%	-	100.00%	-	80.00%	20.00%
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	38.92%	-	0.01%	-	0.01%	20.02%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	60.50%	39.50%	65.85%	34.15%	65.85%	34.15%
Helmir S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
IRSA	Argentina	Real Estate	64.56%	34.55%	64.20%	35.80%	57.70%	42.30%
Northagro S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Ombú Agropecuaria S.A.	Bolivia	Agricultural	-	-	100.00%	-	100.00%	-
Pluriagro S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Yatay Agropecuaria S.A.	Bolivia	Agricultural	-	-	100.00%	-	100.00%	-
Yuchán Agropecuaria S.A.	Bolivia	Agricultural	-	-	100.00%	-	100.00%	-
Doneldon S.A.	Uruguay	Investment	100.00%	-	-	-	-	-
Interest indirectly held through IRSA:
APSA	Argentina	Real Estate	59.99%	40.01%	59.99%	40.01%	54.75%	45.25%
Apsamedia S.A.	Argentina	Consumer financing (**) and advertising	59.99%	40.01%	59.99%	40.01%	51.95%	48.05%
Emprendimiento Recoleta S.A.	Argentina	Real Estate	32.20%	67.80%	32.20%	67.80%	27.89%	72.11%
Fibesa S.A.	Argentina	Real Estate	59.99%	40.01%	59.99%	40.01%	51.85%	48.15%
Hoteles Argentinos S.A.	Argentina	Hotel	50.58%	49.42%	50.58%	49.42%	46.16%	53.84%
I Madison LLC	United States	Investment	63.22%	36.78%	63.22%	36.78%	57.70%	42.30%
Inversora Bolívar S.A.	Argentina	Investment	63.22%	36.78%	63.22%	36.78%	57.70%	42.30%
IRSA Development LP	United States	Investment	63.22%	36.78%	63.22%	36.78%	57.70%	42.30%
IRSA International LLC	United States	Investment	63.22%	36.78%	63.22%	36.78%	57.70%	42.30%
Jiwin S.A.	Uruguay	Investment	63.22%	36.78%	63.22%	36.78%	57.70%	42.30%
Liveck S.A.	Uruguay	Investment	63.22%	36.78%	63.22%	36.78%	57.70%	42.30%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	31.61%	68.39%	31.61%	68.39%	28.85%	71.15%
Nuevas Fronteras S.A.	Argentina	Hotel	48.26%	51.74%	48.26%	51.74%	44.05%	55.95%
Palermo Invest S.A.	Argentina	Investment	63.22%	36.78%	63.22%	36.78%	57.70%	42.30%
Real Estate Investment Group LP	Bermudas	Investment	40.47%	59.53%	40.47%	59.53%	36.93%	63.07%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

			June 30, 2013		June 30, 2012		July 1, 2011
Name of the entity	Place of business / country of incorporation	Main Activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI
Real Estate Investment Group II LP	Bermudas	Investment	50.92%	49.08%	50.92%	49.08%	46.47%	53.53%
Real Estate Strategies LP	Bermudas	Investment	63.22%	36.78%	63.22%	36.78%	-	-
Real Estate Investment Group III LP	Bermudas	Investment	53.14%	46.86%	52.12%	47.88%	46.85%	53.15%
Real Estate Investment Group IV LP	Bermudas	Investment	65.45%	34.55%	64.20%	35.80%	57.70%	42.30%
Real Estate Investment Group V LP	Bermudas	Investment	65.45%	34.55%	64.20%	35.80%	57.70%	42.30%
Real Estate Strategies LLC	United States	Investment	65.45%	34.55%	64.20%	35.80%	57.70%	42.30%
Arcos del Gourmet S.A.	Argentina	Real Estate	56.37%	43.63%	54.13%	45.87%	41.56%	58.44%
Conil S.A.	Argentina	Real Estate	62.62%	37.38%	61.38%	38.62%	51.95%	48.05%
Panamerican Mall S.A.	Argentina	Real Estate	50.10%	49.90%	49.11%	50.89%	41.56%	58.44%
E-Commerce Latina S.A.	Argentina	Real Estate	65.45%	34.55%	64.20%	35.80%	57.70%	42.30%
Ritelco S.A.	Uruguay	Investment	63.22%	36.78%	63.22%	36.78%	57.70%	42.30%
Shopping Neuquén S.A.	Argentina	Real Estate	58.87%	41.13%	58.87%	41.13%	50.99%	49.01%
Solares de Santa María S.A.	Argentina	Real Estate	63.22%	36.78%	63.22%	36.78%	57.70%	42.30%
Torodur S.A.	Uruguay	Investment	59.99%	40.01%	59.99%	40.01%	51.95%	48.05%
Tyrus S.A.	Uruguay	Investment	63.22%	36.78%	63.22%	36.78%	57.70%	42.30%
Unicity S.A.	Argentina	Investment	63.22%	36.78%	63.22%	36.78%	57.70%	42.30%
Vista al Muelle S.A.	Uruguay	Real Estate	56.90%	43.10%	56.90%	43.10%	-	-
Vanker Hills S.A.	Uruguay	Investment	63.22%	36.78%	63.22%	36.78%	57.70%	42.30%
Zetol S.A.	Uruguay	Real Estate	56.90%	43.10%	56.90%	43.10%	-	-
Doneldon S.A.	Uruguay	Investment	-	-	100.00%	-	100.00%	-
Sedelor S.A.	Uruguay	Investment	-	-	100.00%	-	100.00%	-
Codalis S.A.	Uruguay	Investment	-	-	100.00%	-	100.00%	-
Alafox S.A.	Uruguay	Investment	-	-	100.00%	-	100.00%	-
Interest indirectly held through Brasilagro:
Araucária Ltda.	Brazil	Agricultural	39.64%	60.36%	39.64%	60.36%	35.75%	64.25%
Cajueiro Ltda.	Brazil	Agricultural	39.64%	60.36%	39.64%	60.36%	35.75%	64.25%
Ceibo Ltda.	Brazil	Agricultural	39.64%	60.36%	39.64%	60.36%	35.75%	64.25%
Cremaq Ltda.	Brazil	Agricultural	39.64%	60.36%	39.64%	60.36%	35.75%	64.25%
Engenho de Maracajú Ltda.	Brazil	Agricultural	39.64%	60.36%	39.64%	60.36%	35.75%	64.25%
Flamboyant Ltda.	Brazil	Agricultural	39.64%	60.36%	39.64%	60.36%	35.75%	64.25%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	39.64%	60.36%	39.64%	60.36%	35.75%	64.25%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	39.64%	60.36%	39.64%	60.36%	35.75%	64.25%
Mogno Ltda.	Brazil	Agricultural	39.64%	60.36%	39.64%	60.36%	35.75%	64.25%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

			June 30, 2013		June 30, 2012		July 1, 2011
Name of the entity	Place of business / country of incorporation	Main Activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI
Interest indirectly held through Cactus S.A.:
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	61.08%	-	99.99%	-	99.99%	20.02%
Agrotech S.A.	Argentina	Investment	5%	-	-	-	-	-
IRSA	Argentina	Real Estate	0.89%	-	-	-	-	-
Interest indirectly held through Futuros y Opciones.Com. S.A.:
FyO Trading S.A.	Argentina	Brokerage	65.66%	34.34%	65.66%	34.34%	67.09%	32.91%
Interest indirectly held through Helmir S.A.:
Cactus Argentina S.A.	Argentina	Agro-industrial	5%	-	-	-	-	-
Interest indirectly held through Doneldon. S.A.:
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	100.00%	-	-	-	-	-
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%	-	-	-	-	-
Yatay Agropecuaria S.A.	Bolivia	Agricultural	100.00%	-	-	-	-	-
Yuchán Agropecuaria S.A.	Bolivia	Agricultural	100.00%	-	-	-	-	-
Sedelor S.A.	Uruguay	Investment	100.00%	-	-	-	-	-
Codalis S.A.	Uruguay	Investment	100.00%	-	-	-	-	-
Alafox S.A.	Uruguay	Investment	100.00%	-	-	-	-	-

(1)
The Group has consolidated the investment in Brasilagro-Companhía Brasileira de Propiedades Agrícolas (“Brasilagro”) considering that the Company exercises “de facto control” over it. See Note 8 for further information regarding to Brasilagro.

(2)	The Group has consolidated the investment in Llao Llao Resorts S.A. considering their ownership interest held together with the Company's participation in the making decisions.
(*)
Companies whose principal activity is “Investment” are substantially holding companies that do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(**)	Residual activity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Resumen de las políticas contables significativas (Continuación)

Ownership interest is shown considering ultimate percentage held by the Company. Subsidiaries are either controlled directly by the Company (i.e. IRSA), or indirectly by controlling the direct subsidiary, which in turn controls a first-tier subsidiary (i.e. APSA through IRSA).

The total non-controlling interest for the years ended June 30, 2013 and 2012 is Ps 2,231 million and Ps. 2,133 million, respectively. The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant. In quantitative terms, the investments that individually represent at least 20% of the total equity attributable to non-controlling interest in subsidiaries at the each year end. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group. Accordingly, the following non-controlling interests are considered material to the Group:

	Equity attributable to non-controlling interest (in millions)
Subsidiary	June 30, 2013	June 30, 2012
IRSA	948.5	948.4
Brasilagro	863.7	760.0

The non-controlling interests for the remaining subsidiaries with non-controlling interests aggregate Ps. 418.8 million and Ps. 424.6 million as of June 30, 2013 and 2012, respectively. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

Summarized financial information on subsidiaries with material non-controlling interests and other information are included in Note 8.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gain or loss on disposals of non-controlling interests is also recorded in equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

(c)	Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured at its fair value at the date when control is lost, with changes in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(d)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the statement of income, and its share of post- acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group recognizes such losses until the carrying amount of the associate reduces to zero, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit / (loss) of an associate’ in the statement of income.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in associates are considered significant. In quantitative terms, the investments that individually represent at least 20% of the total equity attributable to non-controlling interest in associates at the each year end, are considered significant. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information and other information for associates are included in Note 10.

(e)	Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income in the statements of income and in other comprehensive income respectively.

When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the difference to ‘share of profit / (loss) of an associate and joint venture’ in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in joint ventures are considered significant. In quantitative terms, the investments that individually represent at least 20% of the total equity attributable to non-controlling interest in joint ventures at the each year end are considered significant.

Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information and other information for significant joint ventures are included in Note 9.

2.4.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”), the Group’s Executive Committee. This CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee of the Group that makes strategic decisions. The operating segments are included in Note 7.

2.5.	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Argentine Pesos, which is the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Foreign exchange gains and losses are presented in the statement of income within finance costs and finance income, as appropriate, unless they are capitalized as explained in Note 2.22.

(c)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that financial position;
(ii) Income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(iii)	All resulting exchange differences are recognized in the statement of comprehensive income.

On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all of the exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

2.6.	Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation, or both, and that is not occupied by the companies in the consolidated Group. Properties owned by the Group occupied by associates or joint ventures are accounted for as investment properties in the Consolidated Financial Statements. Investment property also includes property that is being constructed or developed for future use as investment property. The Group also classifies land whose future use has not been determined yet as investment properties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Where a property is partially occupied by the Group, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is occupied by the Group is accounted for as property, plant and equipment under IAS 16 “Property, Plant and Equipment” and the portion that is held for rental income or capital appreciation, or both, is treated as investment properties under IAS 40 “Investment Property”.

The Group’s investment properties primarily comprise the Group’s portfolio of shopping centers and offices, farmland leased out to third parties, certain property under development and undeveloped land.

Investment properties are measured initially at cost. Cost comprises the purchase price and including directly attributable expenditures, such as legal fees, certain direct taxes, letting fees and in the case of properties under construction, the capitalization of financial costs.

Where the Group makes payments to third-party agents for services in connection with negotiating lease contracts with the Group’s lessees, these letting fees are capitalized within the carrying amount of the related investment property and amortized over the lease term.

Borrowing costs associated with direct expenditure on properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized as from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment in the short term but only where activities necessary to prepare the asset for redevelopment are in progress.

The Group has adopted the cost model for all of its investment properties. Therefore, at the date of each statement of financial position, investment properties are carried at amortized cost, less impairment losses, if any. Under the cost model, an investment property is impaired if its carrying amount exceeds its recoverable amount. Where individual components of an item of investment property have different useful lives, they are accounted for as separate items, which are depreciated separately. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. These costs may include the cost of improving or replacing parts that are eligible for capitalization when the costs of replacing the parts are incurred. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the statement of income during the period in which they are incurred.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

If an investment property becomes occupied by the Group, it is reclassified as property, plant and equipment at the commencement of such occupation. An item of property occupied by the Group is reclassified to investment property when its use has changed and occupation by the Group ceases. Where an investment property undergoes a change in use, evidenced by commencement of development with a view to sale, the property is transferred to trading properties.

Transfers in and out of the respective categories as described above do not change the carrying amount of the properties transferred, and they do not change the cost of the properties for measurement or disclosure purposes.

Land and property under constructions are not depreciated. Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Shopping center portfolio	Between 16 and 31 years
Office buildings portfolio	Between 12 and 30 years
Other rental properties portfolio	Between 17 and 55 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

An asset’s carrying amount is written down immediately to the asset’s recoverable amount if its carrying amount is greater than its estimated recoverable amount (See Note 2.10).

Asset transfers, whether assets classified under investments properties are reclassified under other items or vice-versa, may only be carried out where there is a change of use evidenced by: a) commencement of occupation by the owner, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to trading properties; c) the end of owner occupation, where it is transferred from property, plant and equipment to investment property; or d) commencement of an operating lease transactions with a third party, where trading properties is transferred to investment property.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. Gains or losses on disposals or retirements of investment properties are determined by comparing the net disposal proceeds and their carrying amounts at the date of disposal. The gains or losses are recognized in the statement of income and disclosed separately under the line item “Gain from disposal of investment property”. Proceeds from the sale of such property are accounted for when the material risks and benefits have been transferred to the purchaser. As for unconditional agreements, proceeds are accounted for generally when title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the sale is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method.

2.7.	Property, plant and equipment

This category primarily comprises land used for agricultural purposes, buildings or portions of a building used for administrative and corporate purposes, computers, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

The Group has also several hotel properties. Based on the respective contractual arrangements with hotel managers, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under property, plant and equipment.

All property, plant and equipment (“PPE”) are stated at historical cost less depreciation and accumulated impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying PPE are capitalized as part of its cost. A qualifying PPE is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized while acquisition, construction or production is actively underway and cease once the asset is substantially complete or suspended if the development of the asset is suspended.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. These costs may include the cost of improving or replacing parts that are eligible for capitalization. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance expenses are charged to the statement of income during the period in which they are incurred. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives, as follows:

Hotel buildings and facilities	Between 14 and 24 years
Other buildings and facilities	Between 20 and 50 years
Furniture and fixtures	Between 3 and 10 years
Machinery and equipment	10 years
Vehicles	5 years
Others	3 years

The assets’ net book amount and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount (See Note 2.10).

Gains from the sale of these assets are recognized when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Gains and losses on disposals are determined by comparing the proceeds, with the carrying amount. Gains and losses from the disposal of farmlands are disclosed within “Gains from disposal of farmlands” in the statement at income. All other gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating income, net” in the statements of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.8.	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement, so as to reflect the risks and benefits incidental to ownership.

A Group company is the lessor:

Operating lease - properties leased out to tenants under operating leases are included in “Investment properties” in the statement of financial position. See Note 2.28 for the recognition of rental income (Finance lease – the Group does not have any assets leased out under finance leases).

A Group company is the lessee:

Operating lease – leases in which substantially all risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases.

The Group has entered into some operating lease agreements, mainly related to farming activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during the harvest year. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the statement of income in relation to the degree of ripeness of the harvest since the Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

Additionally, the Group act as a lessee in other operating leases, mainly related to agricultural business. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

 Finance lease – leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged to the statements of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. Leases where the Group acts as lessee under finance leases include machinery and computer equipment.

2.9.	Intangible assets

(a)	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is initially measured as the difference between the fair value of the consideration transferred, plus the amount of non-controlling interest in the acquiree and, in business combinations achieved in stages, the acquisition-date fair value of the previously held equity interest in the acquiree; and the net fair value of the identifiable assets and liabilities assumed on the acquisition date.

At acquisition goodwill is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing (See Note 2.10). Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” in the statement of financial position.

Goodwill may also arise upon investments in associates and joint ventures, being the surplus of the cost of investment over the Group’s share of the fair value of the net identifiable assets. Such goodwill is recorded within investments in associates or joint ventures and tested for impairment as part of the overall balances.

Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

(b)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of 3 years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software product so that it will be available for use; (ii) management intends to complete the software product and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it can be demonstrated how the software product will generate probable future economic benefits; (v) adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and (vi) the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which does not exceed 3 years.

(c)	Rights to use

The Group acquired certain rights to exploit land and facilities. These rights primarily comprise the right to exploit the land and attached buildings and facilities known as Arcos del Gourmet (“Arcos”) and the “Anta Right Agreement”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Arcos land and attached facilities is owned by Administration of Railway Infrastructure ("ADIF"), a governmental agency created for the management of certain state property, particularly assets pertaining to the railway system. The Arcos (or "Arches") are the old warehouse and adjacent spaces below the tracks of the San Martin railway lines which were abandoned. The Group intends to develop an open air shopping project comprising shops, restaurants, cultural spaces and other facilities. The right was acquired as part of the Arcos acquisition and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over the period in which the economic benefits from the use of the asset. The right of use of Arcos will start to accrue economic benefits once construction works are completed. The Group must pay ADIF a fee on a monthly basis.

The Anta Right Agreement comprises the right to exploit 132,000 hectares of land for agriculture purposes in the Province of Salta, in Northern Argentina, under an agreement with the Provincial Government expiring on November 2038 with an option to extend it for an additional 29-year period.

The right was acquired by the Group in December 2005 and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over 35 years. Under the Anta Right Agreement, the Group must pay to the Province of Salta a fee equivalent to a 10% of the annual turnover obtained by the development of the premises.

2.10.	Impairment of assets

(a) Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units (“CGU”). In order to determine whether any impairment loss should be recognized, the carrying amount of the CGU or groups of CGUs is compared to their recoverable amount. Net book value of CGU and group of CGUs include goodwill and assets with limited useful life, including investment properties, property, plant and equipment, intangible assets and working capital net.

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are recorded in the statement of income as a deduction from operating income and not reversed in a subsequent period.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The recoverable amount of a CGU is the higher of its fair value less costs-to-sell and its value-in-use. Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is the present value of the future cash flows expected to be derived from the CGUs or groups of CGUs.

(b) Property, plant and equipment, investment property and finite-life intangible assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment, investment property and finite-life intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Assets or CGU that have suffered an impairment loss are revised as of each balance sheet date to assess a potential reversal of such impairment. The impairment loss recognized in prior fiscal years may only be reversed if there has been a change in the estimates used to assess the recoverable value of assets or the CGU since the recognition of the impairment loss.

Where an impairment loss subsequently reverses the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

2.11.	Trading properties

Trading properties comprises those properties either intended for sale in the process of construction for sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at their cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying trading properties are capitalized as part of its cost. A qualifying trading property is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized while acquisition, construction or production is actively underway and cease once the asset is substantially complete or suspended if the development of the asset is suspended.

Net realizable value is the estimated selling price in the ordinary course of business less costs to complete redevelopment and selling expenses. If the net realizable value is lower than the carrying amount, a write down is recognized for the amount by which the carrying amount exceeds its net realizable value. Write-downs are reversed when circumstances that caused the write-down cease to exist, or when net realizable value increases.

2.12.	Inventories

Inventories include assets held for sale in the ordinary course of the Group’s business activities, assets in production or construction process for sale purposes, and materials, supplies or other assets held for consumption in the process of producing sales and/or services. Inventories primarily comprise harvested agricultural produce and consumable supplies, inventories from hotel properties, and other supplies and materials required to offer different services.

Consumable supplies comprise fertilizers, agrochemicals, vaccines, seeds, feed for livestock and other items used in the Group’s farming activities. Harvested agricultural produce comprise harvested crops, and raw meat.

For the Group’s operations in Argentina and Brazil, harvested crops are perpetually measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

On the other hand, harvested crops for the Group’s operations in Bolivia are measured at the lower of cost or net realizable value because there is no an active market in that country. Cost is determined using the weighted average cost method.

Consumable supplies and inventories from hotel operations and the rest of materials and assets classified in this category are measured at the lower of cost or net realizable value. The cost of consumable supplies and hotel inventories is determined using the weighted average cost method, whereas the cost of the hotel inventories is determined using the first-in-first out method.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories are recorded at the cash cost and the difference between that and the actual amount paid is treated as finance cost.

2.13.	Biological assets and agriculture produce at the point of harvest

Biological assets comprise unharvested crops (mainly corn, wheat, soybeans and sunflower), sugarcane, livestock (breeding and dairy cattle and cattle held for sale or meat production) and other less significant biological assets such as sheep and tree plantations.

The Group distinguishes between consumable and bearer biological assets. “Consumable” biological assets are those assets that may be harvested as agricultural produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane, dairy cattle and breeding cattle. Consumable biological assets are generally classified as current while bearer biological assets are generally classified as non-current.

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group elected to expense all such costs when incurred and includes them as “Cost of agriculture production” within “Group costs” in the statement of income (See Note 33). Therefore, “Cost of agriculture production” represents the costs expensed whilst the biological assets are growing.

The  line item “Cost of sales of biological assets and agricultural produce” within “Group costs” in the statement of income represents the recognition as an expense of agricultural produce held in inventory, valued at either cost or net realizable value, as applicable (See Note 2.12), or biological assets valued at fair value less costs to sell.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The fair value of a biological asset in its present location and condition is determined based on either the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate or the current quoated market price in the most relevant market.

Biological assets are measured at fair value less costs to sell on initial recognition and at each statement of financial position date, except where fair value cannot be reliably measured. Cost approximates fair value when little or no biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Costs to sell include all incremental costs directly attributable to the sale of the biological assets, excluding finance costs and income taxes.

In determining the fair value of a biological asset based on the expected net discounted cash flows, the following factors have been taken into account:

(i) The productive life of the asset;

(ii) The period over which the asset will mature;

(iii) The expected future sales price;

(iv) The cost expected to arise throughout the life of the asset; and

(v) A pre-tax nominal discount rate.

Expected future sale prices for all biological assets are determined by reference to observable data in the relevant market. Costs expected to arise throughout the life of the biological assets are estimated based on historical and statistical data.

The gain or loss arising from initial recognition of a biological asset at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in profit or loss in the period in which they are incurred within the line item “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Agricultural produce harvested from the Group’s biological assets is initially measured at its fair value less costs to sell at the point of harvest. The fair value of agricultural produce is determined based on market price in the most relevant markets of each product. The gain or loss arising from initial recognition of agricultural produce as a result of harvesting is also recognized in profit or loss in the period in which it arises in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest”. Harvested produce is transferred to inventory at their fair value less costs to sell at the point of harvest. See Note 2.12 for measurement of inventories.

2.14.	Financial instruments

(a)	Classification

The Group has adopted IFRS 9 in advance as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

Accordingly, the Group classifies its financial assets in the following categories: those to be measured subsequently at fair value, and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt or an equity investment.

Debt investments

(i) Financial assets at amortized cost

A debt investment is classified as “amortized cost” only if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in the debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

As of the end of the current financial statements, the Group’s financial assets at amortized cost comprise certain items of cash and cash equivalents, trade and other receivables, net and investment in financial assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

(ii) Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the debt instrument is classified as “fair value through profit or loss”. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.

Changes in fair values and gains from disposal of financial assets at fair value through profit or loss (except for derivative financial instruments mentioned in Note 2.15) are recorded within “Financial results, net” in the statement of income.

As of the end of the current financial statements, the Group’s financial assets at fair value through profit or loss comprise derivative financial instruments, mutual funds, mortgage bonds, government bonds and preferred shares, among others.

Equity investments

All equity investments, which are not subsidiaries, associate companies and joint venture of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss.

The Group decided to recognize changes in the fair value of equity investments through profit or loss.

Changes in fair values and gains or losses from disposal of equity investments at fair value through profit or loss and dividends income are recorded within “Financial results, net” in the statements of income.

(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or losses are expensed in the statements of income.

A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

The Group is required to reclassify all affected debt investments when and only when its business model for managing those assets changes.

(c)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that impairment can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statements of income. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated statements of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

(d)	Offsetting financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.15.	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used future contracts, commodities put and call options, foreign exchange contracts and interest rate swaps as deemed appropriate.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability on the statement of financial position. Gains and losses on derivatives are classified according to their nature. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gain and losses on all other derivatives are classified in the statement of income where the results of the items covered are recognized.

The fair values of financial instruments that are traded in active markets are computed by reference to market prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end as each reporting period.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.16.	Foreign-currency convertible debt

Foreign currency denominated convertible debt that is settled by delivering a fixed number of the issuing entity own equity instruments in exchange for a fixed amount of foreign currency fails the “fixed-for-fixed” requirement. Accordingly, the Group classifies the entire instrument as a financial liability in accordance with IAS 32 “Financial instruments: Presentation” and IFRS 9. The conversion option is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (equity risk) and the host are dissimilar. Therefore, the conversion option has been separated and classified as a derivative liability. The carrying value of the debt host contract at initial recognition is the difference between the consideration received and the fair value of the embedded derivative. The host foreign-currency debt is subsequently re-measured at amortized cost using the effective interest rate method and then retranslated at each reporting date using the closing US$/Ps. exchange rate. Changes in the fair value of the embedded derivative are recognized in profit or loss for the period in which they arise under the line item “Financial results, net” in the Statement of Income.

2.17.	Restricted assets

This item is comprised by cash in escrow from tenant deposits and perceptions received as prepayment for taxes of a building administrated by the Company, deposits in investment mutual funds held as guarantee of certain short and long term loans, obtained for financing harvest expenses, development of lands and acquisitions of farmlands. According to the IFRS 9, these escrow accounts are to be accounted for as financial assets, and are initially recognized at fair value and then, at amortized cost.

2.18.	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

An impairment provision of doubtful accounts is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

In the case of larger homogeneous receivables, the impairment provision is calculated on an individual basis. When individually assessed, the Group records an provision for impairment which amounts to the difference between the value of the discounted expected future cash flows of the receivable  and its carrying amount, taking into account the existing collateral, if any. This provision takes into consideration the financial situation of the debtor, the resources, payment record and, if applicable, the realizable value of any collateral.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The Group collectively evaluates for impairment smaller-balance homogeneous receivables, which are grouped on the basis of similar risk characteristics, taking into account asset type, past-due status and other relevant factors. The Group applies allowance factors, which in the judgment of management represent the expected losses over the life of the receivables. In determining those factors, the Group considers the following: (i) delinquencies, (ii) loss history and the general behavior of clients, (iii) trends in volume and terms of receivables, (iv) the experience and depth of the debtors’ management, (v) national and local economic trends, (vi) concentrations of credit by individual credit size and by class of receivable, and (vii) the effect of external factors.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the statement of income.

2.19.	Trade payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.20.	Tenant deposits

The Group generally obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for the leases period (which is generally 3 years). The deposits generally amount to one month of lease rentals. In accordance with IFRS 9, such deposits are treated as both a financial assets and a financial liability, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (refer to Note 2.28 for the recognition of rental income). The deposits are subsequently measured at amortized cost.

2.21.	Borrowings

Borrowings are recognized initially at fair value, net of costs incurred in the transaction. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.22.	Borrowing cost

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

In accordance with what we mentioned above, the Group capitalizes borrowing costs on qualifying investment properties, property, plant and equipment and trading properties.

2.23.	Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are not recognized for future operating losses.

The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as finance cost.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.24.	Employee benefits

(a)	Pension obligations

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense in the statement of income when they are incurred.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c)	Bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

2.25.	Share-based payments

The Group operates an equity incentive plan, under which certain selected employees, directors and top management of the Company, IRSA and APSA have a right to receive shares of their respective employer companies, although they must remain with the employer entity for a certain period of time.

The Group’s subsidiary undertaking, BrasilAgro, also operates a stock option plan, under which BrasilAgro receives services from certain directors and top management. Additionally, BrasilAgro issued warrants as consideration for the services received from its founding shareholders. On the other hand, the Group’s subsidiary undertaking Jaborandí S.A. issued warrants in exchange for services received from its shareholders.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The fair value of the equity settled awards is measured at the date of grant. Management measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. Such estimate shall be revised provided subsequent information available indicates that the number of equity instruments expected to vest differs from original estimates.

If an equity instrument is cancelled or settled during the vesting period, it is accounted for as an acceleration of vesting, and the amount that otherwise could have been recognized for services received over the remainder of vesting period is recognized immediately in the statement of income. Any payment made by a counterparty due to cancellation or settlement of share-based payment shall be accounted for as a repurchase of equity instruments (that is, it is deducted from shareholders’ equity) unless the payment exceeds the fair value of the repurchased equity instruments measure at the repurchase date. The excess, if any, is recognized as an expense.

2.26.	Taxation

The Group’s tax expense for the year comprises the charge for tax currently payable and deferred income. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges, the Group recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the statement of financial position.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.27.	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Does not include bank overdrafts.

2.28.	Revenue recognition

The Group is engaged in diverse operations primarily including agricultural and agro-industrial activities; investment and development properties; and hotel operations. Revenue is measured at the fair value of the consideration received or receivable.

Revenue derived from the sale of goods is recognized when: (a) material risks and benefits derived from title to property have been transferred; (b) the company does not retain any management function on the assets sold nor does it have any control whatsoever on such assets; (c) the amount of revenues and costs associated to the transaction may be measured on a reliable basis; and (d) the company is expected to accrue the economic benefits associated to the transaction.

Revenue derived from the provision of services is recognized when (a) the amount of revenue and costs associated to the services may be measured on a reliable basis; (b) the company is expected to accrue the economic benefits associated to the transaction, and (c) the level of completion of services may be measured on a reliable basis.

Agricultural and agricultural-related activities of the Group:

Revenue from Group’s agricultural activities comes primarily from sales of agricultural produce and biological assets, from provision of services related to the activity and from leases from farmlands.

The Group recognizes revenue on product sales when the agricultural produce or biological assets are delivered and the customers take ownership and assume risk of loss, which is when the products are received by the customer at its or a designated location or collected directly by the customer from the cultivation bases, collection of the relevant receivable is probable and the selling price is fixed or determinable. Net sales of products represent the invoiced value of goods, net of trade discounts and allowances, if any.

The Group also provides agricultural-related (including but not limited to watering and feedlot services) and brokerage services to third parties. Revenue from services is recognized as services are rendered.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Group also leases land to third parties under operating lease agreements. Lease income is recognized on a straight-line basis over the period of the lease.

Investment property activities:

• Shopping centers portfolio

Revenues derived from business activities developed in the Group’s shopping centers mainly include rental income under operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

All lease agreements in Argentina are cancelable pursuant to Argentine Law 23,091 “Lease law” as amended by Law 24,808 “Lease Law”. Under the law, a lease is not cancelable within the first six months of the agreement, but provides that after that initial non-cancelable period, tenants may rescind agreements at any time upon giving prior written notice to lessors. Cancellations are subject to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease.

The Group analyzed the definition of the lease term in IAS 17, for its cancelable option, and which provides that a non-cancelable lease is a lease that is cancelable only (a) upon the occurrence of some remote contingency, (b) with the permission of the lessor, (c) if the lessee enters into a new lease with the same lessor or (d) upon payment by the lessee of such an additional amount that, at inception of the lease, continuation of the lease is reasonably certain.

The Group considered that all of its operating leases should be considered non-cancellable for accounting. The Group concluded that, even though a lease is cancelable under the law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. Group reached this conclusion based on factors such as (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains), (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; (vi) the majority of the Group’s tenants only have stores in shopping centers with some or none street stores.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Lessees of shopping centers are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Supplementary Rent”), which generally ranges between 4% and 10% of gross sales. Moreover, in accordance with agreements entered into for most locations, the Base Rent is subject to scheduled increases, typically between 7% and 24% per year over the term of the lease.

In addition, some lease contracts include provisions that set forth variable rent based on specific volumes of sales and other types of ratios.

Rental income from shopping center properties leased out under operating leases is recognized in the statements of income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are earned. Rent reviews are recognized when such reviews have been agreed with tenants.

Tenants in the Group’s shopping centers are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the statement of income under a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements in its shopping center properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the statement of income on a straight-line basis over the term of the lease agreements.

Lease contracts also provide that common area maintenance charges of the Group’s shopping centers are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping centers. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group has assessed the substance of the transactions and concluded that the group is acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Service charge income is presented within rental income and services, separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the lease contracts entered into, lessees also agree to participate in collective promotion funds (“FPC”) to be used in advertising and promoting the Group’s shopping centers. Each lessee’s participation is generally calculated as a percentage of the monthly rent accrued. Revenue so derived is also included under rental income and services segregated from advertising and promotion expenses. Such expenses are charged to income when incurred.

Revenue includes income from managed operations such as car parking lots. In addition, revenue includes income from property management fees. Revenue from services and management fees is recognized on an accrual basis as services are provided.

• Office and other rental properties portfolio

Rental income from office and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid from tenants.

Rental income from office and other rental properties leased out under operating leases is recognized in the statements of income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are earned. Rent reviews are recognized when such reviews have been agreed with tenants.

Lease contracts also provide that common area maintenance expenses of the Group’s offices and other rental properties are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance expenses include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the offices and other rental properties. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considered that it acts as a principal in these cases. The Group accrues reimbursements from tenants for recoverable portions of all these expenses as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are recognized as incurred.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

• Development and sale property activities of the Group:

Revenue primarily comprises the proceeds from development and sale of trading properties. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

The Group applies IFRIC 15 “Agreements for the Construction of Real Estate”. IFRIC 15 gives guidance as to which standard applies when accounting for the construction of real estate; that is IAS 11 “Construction Contracts” or IAS 18 “Revenue”. IFRIC 15 interprets that an agreement meets the definition of a construction contract under IAS 11 when the buyer is able to specify the major structural elements of the design of the property either before or during construction. Furthermore, IFRIC 15 interprets that an agreement is for the sale of goods under IAS 18 when construction takes place independently of the agreement and the buyer has only a limited ability to influence the design. The Group has assessed the nature of its agreements and determined that they are within the scope of IAS 18. As a result, the Group recognizes revenue from the sale of open market private homes and commercial units entirely at the point of legal completion in accordance with IAS 18.

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. Sometimes, the Group also receives monetary assets as part of the transactions. The legal title together with all risks and rewards of ownership to the land is transferred to the developer upon sale. The Group generally requires the developer to issue surety insurances or to mortgage the land in favor of the Group as performance guarantee. In the event the developer does not fulfill its obligations, the Group forecloses the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction takes place. Revenue is then recognized at the fair value of the goods delivered, adjusted by the amount of cash received, if any. In exchange for the land given up, the Group receives cash, if any, and an in-kind receivable. The in-kind receivable is initially recognized at fair value and is not subsequently remeasured. The in-kind receivable is classified as trading property in the statement of financial position.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the significant risks and rewards are transferred to the buyer. This will normally take place when the title deeds are transferred to the homebuyer.

On the other hand, the Group may market the residential apartments during construction or even before construction commences. In these situations, homebuyers generally surrenders a downpayment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. Revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the unfulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

• Hotel operations of the Group:

Revenue from hotel operations primarily comprises room accommodation, catering and other services. Revenue from product sales in hotels are recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenues from sales of services are recognized when the service is rendered. All revenues are recognized on an accruals basis.

2.29.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds from this issuance.

Where any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.30.	Earnings per share

Basic profit / (loss) per share is calculated by dividing the net profit / (loss) for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year. Diluted net profit / (loss) per share is computed by dividing the net profit / (loss) for the year by the weighted average number of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

In computing diluted profit / (loss) per share, income available to common shareholders used in the basic profit / (loss) per share calculation is adjusted to any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted profit / (loss) per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted profit / (loss) per share excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of outstanding warrants in calculating diluted profit / (loss) per share. See Note 38 for details.

2.31.	Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved.

As indicated in Note 31, the Group has been refunded dividends deposited with the Caja de Valores. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Trade payables and other liabilities, if not forfeited.

2.32.	Dividends income

Dividends earned are recorded when declared.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”)

3.1.	Basis of preparation and transition to IFRS

The Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”), which adopt the International Financial Reporting Standards (“IFRS”), issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being the current financial statements the first annual financial statements prepared under IFRS. Consequently, The Group’s transition date for the adoption of IFRS is July 1, 2011. This transition date has been selected in accordance with IFRS 1, “First-time adoption of International Financial Reporting Standards”.

These consolidated financial statements for the fiscal year ended June 30, 2013 have been prepared in accordance with IFRS, including IFRS 1 “First time Adoption of IFRS”.

The consolidated financial statements of the Group were prepared in accordance with the Argentine accounting standards (Argentine GAAP) in force, which differ from IFRS in some areas. To prepare these Consolidated Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine accounting standards in order to comply with the IFRS.

Comparative figures and the corresponding as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity figures of consolidated financial statements prepared in accordance with the Argentine GAPP on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and the statement of income and other comprehensive income figures for the fiscal year ended as of June 30, 2012 with regard to those presented in accordance with the IFRS in these consolidated financial statements, as well as the effects of the adjustments to cash flow.

Figures corresponding to Statement of Financial Position, Statement of Income, Statement of Changes in Shareholders’ Equity and Statement of Cash Flow under the IFRS for the fiscal year ended as of June 30, 2012 and figures corresponding to Statement of Financial Position as of July 1, 2011 are detailed in Note 3.3 of these Consolidated Financial Statements. These Consolidated Financial Statements are expressed in thousands of Argentine Pesos.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions N° 8 and 9 of the Argentine Federation of Professional Councils of Economic Science (as per its Spanish acronym “FACPCE”) and Resolutions of the CNV. IAS 1 requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Group changing the format of its statement of income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

3.2.	Initial elections upon adoption of IFRS

IFRS exemption optional

As a general rule, the Group is required to establish its IFRS accounting policies for the year ended as of June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions afforded by IFRS 1 “First-time adoption of International Financial Reporting Standards” as further described below:

Exemption for business combinations

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

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Group elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for deemed cost

Under Argentine GAAP, the financial statements were prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from that date, financial statements as of December 31, 2001 were no longer restated. As from January 1, 2002, effects for inflation restarted to be recognized. In conformity with Resolution No. 441/03 issued by the CNV, the Group discontinued the restatement of financial statements as from March 1, 2003. IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the validation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. Inflation adjustment made by the Group under Argentine GAAP accomplishes with requirements of IFRS 1 to be considered as previous gaap revaluations. Therefore, the Group elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as at July 1, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Company adopted a cost-based policy for all of its assets. As such, the Company used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers, and office buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16 “Property, plant and equipment”.

Exemption for cumulative translation differences

IFRS 1 permits cumulative translation differences to be reset to zero on the transition date. This provides relief from determining accumulated exchange differences in accordance with IAS 21 “The effects of changes in foreign exchange rates”, from the moment a subsidiary or equity method investee was formed or acquired. The Company chose to reset all cumulative translation/differences to zero on the transition date.

Exemption for compound financial instruments

IFRS 1 provides that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Group elected not to restate convertible debt instruments that were not outstanding at the date of transition.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Group elected to apply the provisions of IAS 23R “Borrowing costs” prospectively from the date of transition.

Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS subsequent to its subsidiary, associate or joint venture adopting IFRS, the assets and liabilities of the subsidiary, associate or joint venture are to be included in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes for the Group’s accounting policies upon consolidation, as applicable. The Group’s associate, Tarshop S.A., adopted IFRS for the year ended December 31, 2012. The Company’s joint venture, Cresca, adopted the IFRS for the fiscal year ended December 31, 2012.

Exemption for share-based payments

IFRS 2 – “Share Based Payments” applies to situations where an entity grants shares or share options to employees or to other parties providing goods and services and requires these payments to be recognized as an expense in the entity’s financial statements. A first time adopter is encouraged to apply IFRS 2 retrospectively. However, an entity may elect not to retrospectively apply IFRS 2 to equity instruments (equity settled transactions) granted on or before November 7, 2002. Similarly, while IFRS 1 encourages a first time adopter to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and that vested before the later of (i) the date of transition and (ii) January 1, 2005, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments. However, a first time adopter can only elect to retrospectively apply IFRS 2 to such equity instruments if it had previously disclosed publicly the fair value of those equity instruments, determined at the measurement date.

Based on this exemption, the Group did not apply IFRS 2 to equity instruments granted after November 7, 2002 and vested prior to transition date, i.e. July 1, 2011, as the fair value of those equity instruments had not been publicly disclosed.

The Group y has not used other optional exemptions of IFRS 1.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the transition from Argentine GAAP to IFRS.

Exception for estimates

IFRS estimates as at July 1, 2011 are consistent with the estimates as at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Group under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under previous GAAP, the Group accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Group did not restate these acquisitions prior to transition date.

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Group recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

3.3.	Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 and 29 of FACPCE, set out below are the reconciliations of shareholders’ equity from Argentine GAAP to IFRS as of June 30, 2012 and July 1, 2011, and the reconciliations of income, comprehensive income and cash flows for the year ended as of June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are applicable for the Group for these financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The first reconciliation provides the impact on equity of the transition at July 1, 2011 and June 30, 2012 (Note 3.3.1). The second reconciliation provides the impact on income for the year ended as of June 30, 2012 (Note 3.3.2). The third reconciliation shows the impact on comprehensive income for the fiscal year ended as of June 30, 2012 (Note 3.3.3). The following reconciliations provide details of the impact of the transition on:

•	Statement of Financial Position as of July 1, 2011 (Note 3.3.4)
•	Statement of Financial Position as of June 30, 2012 (Note 3.3.5)
•	Statement of income for the year ended June 30, 2012 (Note 3.3.6)
•	Statement of comprehensive income for the year ended June 30, 2012 (Note 3.3.7)
•	Statement of cash flow for the fiscal year ended June 30, 2012 (Note 3.3.8).

3.3.1.	Summary of equity

	Ref. 3.3.9.3	July 1, 2011	June 30, 2012
Total shareholders’ equity under Argentine GAAP attributable to CRESUD		2,101,681	2,063,281
Revenue recognition – “scheduled rent increases”	(A)	51,991	78,479
Revenue recognition – “letting fees”	(B)	(35,447)	(44,446)
Biological assets and agriculture produce at the point of harvest	(C)	58,727	38,517
Inventories	(D)	(6,745)	(5,378)
Trading properties	(E)	(29,315)	(18,946)
Pre-operating and organization expenses	(F)	(22,771)	(22,767)
Goodwill	(G)	770,752	709,368
Non-current investments – financial assets	(H)	151,411	138,204
Initial direct costs of operating leases	(I)	698	946
Tenant deposits	(J)	114	329
Commodity linked debt	(K)	97	72
Impairment of financial assets	(L)	(2,088)	(519)
Present value accounting - tax credits	(M)	14,644	10,931
Investments in associates	(N)	(56,224)	(151,873)
Investments in joint ventures	(O)	(16,496)	(11,271)
Acquisition of non-controlling interest	(P)	-	(22,627)
Disposal of non-controlling interest	(Q)	-	2,690
Amortization of borrowing costs capitalized	(R)	110	384
Settlement of BrasilAgro warrants	(S)	-	(2,706)
Deferred income tax	(U)	(33,917)	(35,550)
Non-controlling interest on adjustments above	(V)	(217,523)	(168,255)
Subtotal shareholders’ equity under IFRS attributable to CRESUD		2,729,699	2,558,863
Non-controlling interest		2,480,379	2,132,648
Total shareholders’ equity under IFRS		5,210,078	4,691,511

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.2.	Summary of profit

	Ref. 3.3.9.3	June 30, 2012
Profit under Argentine GAAP attributable to CRESUD		78,263
Revenue recognition – “scheduled rent increases”	(A)	26,488
Revenue recognition – “letting fees”	(B)	(8,999)
Biological assets and agriculture produce at the point of harvest	(C)	(17,001)
Inventories	(D)	1,367
Trading properties	(E)	10,369
Pre-operating and organization expenses	(F)	4
Goodwill	(G)	(60,428)
Non-current investments – financial assets	(H)	(13,207)
Initial direct cost of operating leases	(I)	248
Tenant deposits	(J)	215
Commodity linked debt	(K)	(25)
Impairment of financial assets	(L)	1,569
Present value accounting - tax credits	(M)	(3,713)
Investments in associates	(N)	(89,564)
Investments in joint ventures	(O)	5,225
Disposal of non-controlling interest	(Q)	2,690
Amortization of borrowing costs capitalized	(R)	274
Currency translation adjustments	(T)	32,518
Deferred income tax	(U)	(2,178)
Non-controlling interest on adjustments above	(V)	14,556
Net income under IFRS attributable to CRESUD		(21,329)
Non-controlling interest		79,810
Total net income under IFRS		58,481

3.3.3.	Summary of comprehensive income

	Ref. 3.3.9.3	June 30, 2012
Net comprehensive income under Argentine GAAP attributable to CRESUD		(58,692)
Biological assets and agriculture produce at the point of harvest	(C)	(3,209)
Goodwill	(G)	(956)
Investments in associates	(N)	(6,082)
Currency translation adjustments	(T)	(32,518)
Deferred income tax	(U)	544
Non-controlling interest on adjustments above	(V)	18,974
Comprehensive income under IFRS attributable to CRESUD		(81,939)
Non-controlling interest		(152,879)
Total comprehensive income under IFRS		(234,818)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.4.	Reconciliation of Statement of Financial Position as of July 1, 2011

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 3.3.9.2	IFRS Presentation Reclassifications III	Ref. 3.3.9.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties	-	-	a.h	3,552,949	I	698	3,553,647
Property, plant and equipment	5,333,238	(115,716)	a.b.c.g.i	(3,240,552)		-	1,976,970
Trading properties	-	-	c.d	168,091	E	(10,072)	158,019
Intangible assets	109,077	(77)	h.i	(6,677)	F.G.P	(21,866)	80,457
Biological assets	-	-	b	290,928	C	34,936	325,864
Inventories	357,607	(60)	b.c.d	(357,547)		-	-
Investments in associates and joint ventures	1,233,749	251,861	g	(1,797)	G.N.O	(44,958)	1,438,855
Deferred income tax assets	20,313	(1,053)	L	-	U	4,654	23,914
Income tax credit	-	-		123,854		-	123,854
Trade and other receivables	326,872	(7,829)	L	(123,854)	A.M	41,598	236,787
Investments	757,123	(77,329)	a.c.e	(679,794)		-	-
Investment in financial assets	-	-	e	274,741	H	151,411	426,152
Derivative financial instruments	60,442	-		-		-	60,442
Negative goodwill	(742,989)	-		-	G	742,989	-
Total Non-current Assets	7,455,432	49,797		342		899,390	8,404,961
Current assets
Trading properties	-	-	c.d	48,590	E.F	(20,147)	28,443
Biological assets	-	-	b	83,448	C	23,791	107,239
Inventories	756,743	(214,403)	b.c.d.g.j	(164,327)	D	(6,745)	371,268
Income tax credit	-	-		76,116		-	76,116
Trade and other receivables	720,869	(20,222)	g.j	(44,169)	A.L	22,948	679,426
Investment in financial assets	-	-	f	62,465		-	62,465
Derivative financial instruments	18,966	-		-		-	18,966
Investments	63,467	(1,002)	f	(62,465)		-	-
Cash and cash equivalents	705,544	(10,992)		-		-	694,552
Total Current Assets	2,265,589	(246,619)		(342)		19,847	2,038,475
TOTAL ASSETS	9,721,021	(196,822)		-		919,237	10,443,436

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 3.3.9.2	IFRS Presentation Reclassifications III	Ref. 3.3.9.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	496,562	-		-		-	496,562
Treasury stock	5,001	-		-		-	5,001
Inflation adjustment of share capital and treasury stock	166,218	-		-		-	166,218
Share premium	879,342	-	k	(106,263)		-	773,079
Share warrants	-	-	k	106,263		-	106,263
Cumulative translation adjustment	167,203	-		-	T	(167,203)	-
Equity-setled compensation	1,012	-		-		-	1,012
Legal reserve	32,293	-		-		-	32,293
Other reserves	320,064	-		-		-	320,064
Retained earnings	33,986	-		-		795,221	829,207
Equity attributable to equity holders of the parent	2,101,681	-		-		628,018	2,729,699
Non-controlling interest	2,262,857	-		-	V	217,522	2,480,379
TOTAL SHAREHOLDERS EQUITY	4,364,538	-		-		845,540	5,210,078

LIABILITIES
Non-current liabilities
Trade and other payables	139,350	(902)		-	B.J	17,278	155,726
Borrowings	2,098,403	(42,062)		-	K	(97)	2,056,244
Deferred income tax liabilities	738,950	(7,580)		-	U	38,571	769,941
Payroll and social security liabilities	635	-		-		-	635
Provisions	14,952	(13)		-		-	14,939
Total Non-current liabilities	2,992,290	(50,557)		-		55,752	2,997,485
Current Liabilities
Trade and other payables	698,085	(127,830)		-	B.J	18,056	588,311
Income tax liabilities	72,606	-		-		-	72,606
Payroll and social security liabilities	82,877	(1,792)		-		-	81,085
Borrowings	1,496,557	(16,643)		-	R	(111)	1,479,803
Derivative financial instruments	8,353	-		-		-	8,353
Provisions	5,715	-		-		-	5,715
Total Current liabilities	2,364,193	(146,265)		-		17,945	2,235,873
TOTAL LIABILITIES	5,356,483	(196,822)		-		73,697	5,233,358
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	9,721,021	(196,822)		-		919,237	10,443,436

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.5.	Reconciliation of Statement of Financial Position at June 30, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 3.3.9.2	IFRS Presentation Reclassifications III	Ref. 3.3.9.3	Measurement adjustment IV	IFRS balances V
ASSETS
Non-Current Assets
Investment properties	-	-	a.h	3,462,995	I	946	3,463,941
Property, plant and equipment	5,149,020	(140,527)	a.b.c.g.i	(3,135,573)		-	1,872,920
Trading properties	-	-	c.d	183,079	E	(12,607)	170,472
Intangible assets	148,801	(1,821)	h.i	(6,137)	F.G.P	(65,766)	75,077
Biological assets	-	(148)	b	244,276	C	34,080	278,208
Inventories	337,119	(106)	b.c.d	(337,013)		-	-
Investments in associates and joint ventures	1,361,000	272,644		-	G.N.O	(133,084)	1,500,560
Deferred income tax assets	77,819	(13,600)		-	U	16,455	80,674
Income tax credit	-	-		156,892		-	156,892
Trade and other receivables	409,903	(9,596)		(156,892)	A.M	53,754	297,169
Investments	999,422	(77,421)	a.c.e	(922,001)		-	-
Investment in financial assets	-	-	e	488,479	H	138,204	626,683
Derivative financial instruments	18,434	-		-		-	18,434
Negative goodwill	(668,389)	-		-	G.S	668,389	-
Total Non-current Assets	7,833,129	29,425		(21,895)		700,371	8,541,030
Current assets
Trading properties	-	-	c.d	12,709	E	(2,180)	10,529
Biological assets	-	-	b	80,813	C	4,438	85,251
Inventories	550,810	(118,323)	b.c.d.g.j	(173,662)	D	(5,378)	253,447
Income tax credit	-	-		28,762		-	28,762
Trade and other receivables	777,798	(26,906)	g.j	73,273	A.L	35,137	859,302
Investment in financial assets	-	-	f	72,069		-	72,069
Derivative financial instruments	2,578	-		-		-	2,578
Investments	89,600	(17,531)	f	(72,069)		-	-
Cash and cash equivalents	497,002	(25,080)		-		-	471,922
Total Current Assets	1,917,788	(187,840)		21,895		32,017	1,783,860
TOTAL ASSETS	9,750,917	(158,415)		-		732,388	10,324,890

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 3.3.9.2	IFRS Presentation Reclassifications III	Ref. 3.3.9.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	496,562	-		-		-	496,562
Treasury stock	5,001	-		-		-	5,001
Inflation adjustment of share capital and treasury stock	166,218	-		-		-	166,218
Share premium	879,342	-	k	(106,263)		-	773,079
Share warrants	-	-	k	106,263		-	106,263
Cumulative translation adjustment	108,511	-		-	T	(190,450)	(81,939)
Changes in non-controlling interest	-	-		-	P.Q	(6,889)	(6,889)
Equity-setled compensation	4,540	-		-	S	(2,707)	1,833
Legal reserve	42,922	-		-		-	42,922
Other reserves	389,202	-		-		-	389,202
Retained earnings	(29,017)	-		-		695,628	666,611
Equity attributable to equity holders of the parent	2,063,281	-		-		495,582	2,558,863
Non-controlling interest	1,990,778	-		-	V	141,870	2,132,648
TOTAL SHAREHOLDERS EQUITY	4,054,059	-		-		637,452	4,691,511

LIABILITIES
Non-current liabilities
Trade and other payables	152,127	(4,576)		-	B.J	21,309	168,860
Borrowings	2,806,765	(36,678)		-		-	2,770,087
Deferred income tax liabilities	593,842	(10,943)		-	P.U	47,112	630,011
Derivative financial instruments	22,859	-		-		-	22,859
Payroll and social security liabilities	783	-		-		-	783
Provisions	22,553	-		-		-	22,553
Total Non-current Liabilities	3,598,929	(52,197)		-		68,421	3,615,153
Current Liabilities
Trade and other payables	656,888	(87,316)		-	B.E.J	26,970	596,542
Income tax liabilities	108,190	-		-		-	108,190
Payroll and social security liabilities	105,152	(1,233)		-		-	103,919
Borrowings	1,205,206	(17,669)		-	K.R	(455)	1,187,082
Derivative financial instruments	18,558	-		-		-	18,558
Provisions	3,935	-		-		-	3,935
Total Current Liabilities	2,097,929	(106,218)		-		26,515	2,018,226
TOTAL LIABILITIES	5,696,858	(158,415)		-		94,936	5,633,379
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	9,750,917	(158,415)		-		732,388	10,324,890

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.6.	Reconciliation of statement of income for the fiscal year ended June 30, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 3.3.9.2	IFRS Presentation Reclassification III	Ref. 3.3.9.3	Measurement adjustments IV	IFRS balances V
Group Revenues	2,742,207	(144,079)	i.ii	248,336	A.B.E.J	13,385	2,859,849
Group Costs	(2,249,609)	138,810	i.ii.iii	(391,908)	D.E.F.G.I	38,498	(2,464,209)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	700,531	(8,054)	iii.iv	25,470	C	(17,001)	700,946
Changes in net realizable value of agricultural produce after harvest	-	-	v	2,720		-	2,720
Gross Profit / (Loss)	1,193,129	(13,323)		(115,382)		34,882	1,099,306
Gain from disposal of investment properties	-	-	ii	92,156	E	24,533	116,689
Gain from disposal of farmlands	-	-	ii	45,490		-	45,490
General and administrative expenses	(319,060)	7,098		-		-	(311,962)
Selling expenses	(216,420)	13,527		-	I.L	2,403	(200,490)
Management fees	(8,696)	-		-		-	(8,696)
Gain from recognition of inventories at net realizable value	42,817	(5,914)		-	E	(36,903)	-
Unrealized gain	(17,493)	-	iv.v.vii	27,795	D	(10,302)	-
Other operating income, net	-	-	vi.vii	(92,821)	F.P	(560)	(93,381)
Profit / (Loss) from Operations	674,277	1,388		(42,762)		14,053	646,956
Share of profit / (loss) of associates and joint ventures	117,082	(16,207)	viii	(13,711)	N.O	(84,368)	2,796
Profit / (Loss) from operations before Financing and Taxation	791,359	(14,819)		(56,473)		(70,315)	649,752
Amortization of goodwill	57,477	-		-	G	(57,477)	-
Financial results, net	(617,254)	12,481	viii	13,711	M.T.H.K.R	15,822	(575,240)
Other income and expenses, net	(45,534)	2,772	vi	42,762		-	-
Profit / (Loss) before Income Tax	186,048	434		-		(111,970)	74,512
Income tax expense	(13,419)	(434)		-	U	(2,178)	(16,031)
Profit / (Loss) for the year	172,629	-		-		(114,148)	58,481

Attributable to:
Equity holders of the parent	78,263	-		-		(99,592)	(21,329)
Non-controlling interest	94,366	-		-		(14,556)	79,810

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.7.	Reconciliation of statement of comprehensive income for the year ended June 30, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II	Ref. 3.3.9.2	IFRS Presentation Reclassifications III	Ref. 3.3.9.3	Measurement adjustments IV	IFRS balances V
Profit / (Loss) for the year	172,629	-		-		(114,148)	58,481
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments	(188,982)	-		-	C.G.N.T.U	(42,306)	(231,288)
Other comprehensive share of profit / (loss) of associates and joint ventures	(3,614)	-		-	G	84	(3,530)
Other Comprehensive Income / (loss) for the year (i)	(192,596)	-		-		(42,222)	(234,818)
Total comprehensive income / (loss) for the year	(19,967)	-		-		(156,370)	(176,337)

Attributable to:
Equity holders of the parent	19,651	-		-		(122,919)	(103,268)
Non-controlling interest	(39,618)	-		-		(33,451)	(73,069)

(i)	Components of other comprehensive income have no impact on income tax.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.3.8.	Reconciliation of statement of cash flows for the year ended June 30, 2012

(a)	Operating activities

Cash generated from operating activities under Argentine GAAP	857,038
Proceeds from sale of property, plant and equipment and investment properties	(171,380)
Deconsolidation of joint ventures	(22,608)
Foreign exchange Gain on cash and cash equivalents	5,361
Cash generated from operating activities under IFRS	668,411

(b)	Investing activities

Cash used in investing activities under Argentine GAAP	(728,777)
Acquisition of non controlling interest in subsidiaries	202,449
Proceeds from sale of property, plant and equipment and investment properties	171,380
Deconsolidation of joint ventures	1,028
Cash used in investing activities under IFRS	(353,920)

(c)	Financing activities

Cash used in financing activities under Argentine GAAP	(283,974)
Acquisition of non controlling interest in subsidiaries	(202,449)
Deconsolidation of joint ventures	7,482
Cash used in financing activities under IFRS	(478,941)

(d)	Net decrease in cash and cash equivalents

Net decrease in cash and cash equivalents under Argentine GAAP	(155,713)
Foreign exchange gain on cash and cash equivalents	5,361
Deconsolidation of joint ventures	(14,098)
Net decrease in cash and cash equivalents under IFRS	(164,450)

3.3.9.	Explanation of the transition to IFRS

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Argentine GAAP accounting policies and the current IFRS accounting policies applied by the Group. Only the differences having an impact on the Group are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and IFRS. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the summary tables above, which reflect the quantitative impacts from each change. Unless the quantitative impact is disclosed, the change impact is not significant to the Group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Column I in the tables on previous pages represents the Argentine GAAP balances prior to transition as published in the latest Group’s Argentine GAAP financial statements as of and for the year ended June 30, 2012 compared to June 30, 2011. However, certain reclassifications and/or groupings have already been made in Column I to avoid lengthy explanations of certain format changes introduced in these first IFRS annual financial statements. The following changes have been made to the previous Argentine GAAP statement of financial position in Column I:

(1)	The line items “Trade accounts receivables” and “Other receivables” have been grouped into the new line item “Trade and other receivables”.

(2)
The line items “Trade accounts payables”, “Advances from customers”, “Taxes payable” and “Other liabilities” have been grouped into the new line item “Trade and other payables”, with the exception of income tax currently payable and deferred income taxes which have been shown separately.

(3)	Goodwill which was previously disclosed separately offsetting negative goodwill, has been included as part of “Intangible assets”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks, in the line named “Cash and cash equivalents”.

(5)
Derivative financial instruments which were previously included as part of the items “Other receivables”, “Other liabilities” and/or “Non-current investments” have been disclosed as separate assets or liabilities as appropriate.

(6)	Investments in associates previously included as part of “Non-current investments” have been separately disclosed in the new line item “Investments in associates and joint ventures”.

(7)
According to Argentine GAAP, the portion of equity in a subsidiary not attributable directly or indirectly to a parent is known as “Minority interest” and is classified as a separate component between the liability and equity sections of the statement of financial position (mezzanine section). IFRS 10 “Consolidated financial statements” specifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. The Group has non-controlling interest in more than one subsidiary. Accordingly, the Group aggregated its various non-controlling interests on the consolidated financial statements, renamed them as “Non-controlling interest” and reclassified the aggregated amount from the mezzanine section to shareholders’ equity at transition date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The following changes have been made to the statement of comprehensive income for the year ended June 30, 2012:

(1)
The format of the income statement has been restructured to simplify its reading. To that effect, all revenue streams of the Group which were previously disclosed separately (i.e. sales of agricultural products, sales of slaughtering and feedlot, sales of development properties, leases and services revenue, and hotel revenue), together with its corresponding costs of sales, have been aggregated into two line items titled "Group Revenues" and " Group Costs" in Column I.

(2)
Under IAS 41 “Agriculture” initial recognition and changes in the fair value of biological assets and agricultural production at the point of harvest should be disclosed in the statement of income. The line item “Agricultural production income” which was previously disclosed in the statement of income according to Argentine GAAP is not included in the statement of income under IFRS. For simplicity, the figures exposed in this item according to Argentine GAAP, although different under IFRS’s definitions, are disclosed as “Initial recognition and changes in the fair value of biological assets and agricultural production at the point of harvest” in Column I, before any other adjustment under IFRS, as it is explain below.

(3)
Pursuant to the Argentine GAAP in force, the share of losses and profits from associates is shown after the financial results line, on the grounds that they arise from investing activity. Likewise, under IFRS, the share of profits and losses from associates is generally shown after the financial income (expense) line. However, where associates and joint ventures are an integral vehicle to carry out the Group’s operations, it is more adequate to show the share of profits and losses of associates and joint ventures before financial income (expense) line. In accordance with its strategy, the Group conducts its operations through controlled companies or joint ventures. Therefore, under the IFRS, the Group shows the profits or losses from associates and joint ventures before the financial income (expense) line. For simplicity, the share of profits and losses from associates is shown before financial results, net, in Column I.

(4)
Non-controlling interests in the results of a consolidated subsidiary which was previously classified as a component of net profits within the statement of income has been presented as an allocation of net profits in Column I. As part of the adoption to IFRS, the term "Minority interest" has also been replaced with the new term "Non-controlling interest" in accordance with IAS 1.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(5)
Under the Argentine GAAP in force, financial results are broken down depending on whether it is generated by assets or liabilities. Under the IFRSs, the Group has adopted the criterion of showing financial income and financial expenses on different lines in the statement of income. For simplicity, the Group has reclassified the figures as per Argentine GAAP in force shown under “Financial income (expense) generated by assets” and “Financial income (expense) generated by liabilities”, into “Financial income” and “Financial cost” as established by the IFRSs, as applicable, in Column I.

(6)
According to IFRS, income and expense items not recognized in the statement of income (that is, exchange differences related to translation of foreign businesses) are shown in the statement of comprehensive income as “Other comprehensive income”. According to Argentine GAAP, the statement of comprehensive income is not mandatory and, therefore, such items are recognized as part of shareholders’ equity, in a separate reserve account. For simplicity, these items are shown in “Other comprehensive income” in Column I.

3.3.9.1                 Deconsolidation of joint ventures (Column II)

Argentine GAAP – Entities in which the Group has joint control are proportionately consolidated. As of June 30, 2012, the joint ventures of the Group are Cyrsa S.A., Cresca S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., and Nuevo Puerto Santa Fe S.A.

IFRS - The Group has assessed the nature of its joint arrangements in line with IFRS 11 “Joint Arrangements” and determined them to be joint ventures. Joint ventures are accounted for under the equity method of accounting.

As a result, the Group deconsolidated the accounts of the joint ventures and presented them as a single line item on the face of the statement of financial position. Column II titled “Deconsolidation of joint ventures” reflects the elimination on a line-by-line basis of the Argentine GAAP pro-rata equity interest in the joint ventures and recognition of the Group’s investments in the joint ventures as a single line item titled “Investments in associates and joint ventures” on the statement of financial position and as a single line item titled “Share of profit or loss of associates and joint ventures” in the statement of income. The impact of the IFRS adjustments on joint venture balances is further discussed in Note 3.3.9.3.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.9.2 Presentation reclassifications (Column III)

Presentation reclassifications affecting the statement of financial position as of July 1, 2011 and June 30, 2012.

The column titled “IFRS Presentation Reclassifications” reflects the differences in disclosure and format between the statement of financial position under Argentine GAAP and IFRS. Unless otherwise stated, amounts have been reclassified for presentational purposes under IFRS prior to affecting the corresponding IFRS adjustments, as applicable, to the Argentine GAAP amounts. The impact of the IFRS adjustments on reclassified balances is included in Column IV titled ¨Measurement Adjustments¨ and is further discussed in Note 3.3.9.3.

(a) Investment properties

Argentine GAAP – There are not specific requirements for presentation of investment properties. Accordingly, the Group does not present separately investment properties and includes them as part of property, plant and equipment and non-current investments.

Certain property of the Group is partially owner-occupied while the rest is being rented out to third parties. There is no such distinction under Argentine GAAP. Portions that are owner-occupied are accounted for and presented in the same way as portions that are being rented out.

Certain associates and joint ventures are currently occupying certain property of the Group. There is no distinction under Argentine GAAP and consequently, property rented out to associates or joint ventures are accounted for as property, plant and equipment.

IFRS – IAS 1 “Presentation of Financial Statement” requires investment property to be presented as a separate line item on the face of the statement of financial position within non-current assets.

In addition, the portions of the property that are being owner-occupied are accounted for and presented as property, plant and equipment under IAS 16, while the portions being rented out are treated and presented as investment property under IAS 40 “Investment Property”.

Associates and joint ventures are not considered part of the Group for consolidation purposes and, therefore, the property is not owner-occupied from the Group’s perspective. Therefore, this property is treated as “Investment property”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, as at July 1, 2011, the Group reclassified the corresponding amounts of Ps. 3,214.1 million (June 30, 2012: Ps. 3,103.9 million) out of property, plant and equipment and Ps. 329.5 million (June 30, 2012: Ps. 350.4 million) out of non-current investments into a new line item titled “Investment property, net” under IFRS.

(b)       Biological assets

Argentine GAAP – There are no specific requirements for separate presentation of biological assets. Therefore, most of Group’s biological assets are disclosed as part of inventories, except for the plantations and meadows, included as part of property, plant and equipment, in the statement of financial position.

IFRS – IAS 1 “Presentation of Financial Statement” requires biological assets to be disclosed as a separate line item on the face of the statement of financial position.

As a result, as at July 1, 2011, the Group reclassified the corresponding amounts of Ps. 367.9 million (June 30, 2012: Ps. 319.5 million) out of inventories and Ps. 6.5 million (June 30, 2012: Ps. 5.6 million) out of property, plant and equipment into a new line item titled “Biological assets”, under IFRS.

(c) Trading properties

Argentine GAAP – There are not specific requirements for separate presentation of trading properties. Trading properties are included as part of inventories and non-current investments.

IFRS – Trading properties are inventories under IAS 2 “Inventories”. The Group also has harvested, agricultural products, materials and supplies, and other items classified as inventories under IAS 2. Due to the significance and different nature of these inventories, the Group decided to present trading property separately.

As a result, as at July 1, 2011 the Group reclassified the corresponding amounts of Ps. 32.8 million (June 30, 2012: Ps. 24.0 million) out of inventories, Ps 3.2 million (June 30, 2012: Ps. 2.5 million) out of property, plant and equipment and Ps 75.5 million (June 30, 2012: Ps. 83.1 million) out of non-current investments into a new line item titled “Trading property” under IFRS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(d) In-kind receivables from barter transactions

Argentine GAAP – In-kind receivables from barter transactions representing the Group’s right to receive residential apartments to be constructed by a third-party developer are classified as inventory on the face of the statement of financial position.

IFRS – These in-kind receivables are not financial assets under IFRS. These in-kind receivables are similar to trading properties and they are classified accordingly in current or non-current assets, as appropriate.

The Group reclassified the corresponding amounts of Ps. 105.2 million and Ps. 86.2 as at July 1, 2011 and June 30, 2012, respectively, out of inventories into the new line item titled “Trading Properties” according to IFRS.

(e)       Non-current investments – financial assets

Argentine GAAP – There are not specific requirements for separate presentation of financial assets. Certain financial assets carried at cost under Argentine GAAP were included within non-current investments.

IFRS – IAS 1 “Presentation of Financial Statement” requires financial assets carried at fair value through profit or loss to be presented as a separate line item on the face of the statement of financial position.

The Group reclassified the corresponding amounts of Ps 274.8 million and Ps 488.5 million as at July 1, 2011 and June 30, 2012, respectively, out of non-current investments into a new line item titled “investments in financial assets” within non-current assets according to IFRS.

(f) Current investments – financial assets

Argentine GAAP – Certain instruments carried at fair value are included within the line item investments in the face of the statement of financial position.

IFRS – These investments are also carried at fair value but they are separately disclosed in the new line item titled “Financial assets at fair value through profit or loss”.

Consequently, the Group reclassified the corresponding amounts of Ps. 62.5 million and Ps. 72.1 million as at July 1, 2011 and June 30, 2012, respectively, out of investments into “Investments in financial assets” according to IFRS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(g) Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures.

Argentine GAAP – Receivables representing money advances made for the purchase of items of property, plant and equipment, inventories and investments in associates and joint ventures are shown as part of their respective balances.

IFRS – Advances for the purchase of items of investment property, property, plant and equipment, inventories and investments in associates and joint ventures are not considered part of these balances until the respective item is received, and, thus, they are shown within “Trade and other receivables”.

As a result, as of July 1, 2011, the Group reclassified the amounts of Ps. 14.2 million (June 30, 2012: Ps. 21.1 million) from property, plant and equipment, Ps. 8.8 million (June 30, 2012: Ps. 70.7 million) out of inventories and Ps. 1.8 million from investments in associates and joint ventures, into “Trade and other receivables” under IFRS.

(h) Intangible assets – favorable and unfavorable leases

Argentine GAAP – The Group accounted for acquisitions of businesses and non-controlling interests under the acquisition method of accounting. Under the acquisition method of accounting, the Group allocated the purchase price to tangible and intangible assets and liabilities based on the respective fair values. When the acquiree is the lessor in operating leases, the Group allocates a portion of the purchase price to above-market and below-market in-place lease values based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The above-market and below-market lease values are recognized as separate intangible assets and liabilities, as appropriate, and are amortized as a reduction of or an addition to rental income over the remaining non-cancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS - IFRS 3 prescribes that the fair value of an acquiree’s asset that is leased out under an operating lease includes the terms of any existing leases, whether they are at market rates or not. No separate asset or liability is recognized for such leases (whether they are at market rates or not). However, subsequent to the date of the business combination, the off-market component of the operating lease is treated as a separate component of the asset and depreciated over the period until the contract is renegotiated to market terms.

As a result, the Group reclassified the corresponding amounts of Ps. 9.3 million and Ps. 8.7 million as at July 1, 2011 and June 30, 2012, respectively, out of intangible assets to their corresponding amounts in the new line item titled “Investment properties”.

(i) Software

Argentine GAAP – Under Argentine GAAP, the Group classified software into property, plant and equipment

IFRS – Software is not considered part of property, plant and equipment thus, it is shown within “Intangible assets”.

As a result, the Group reclassified the corresponding amounts of Ps. 2.6 million and Ps. 2.5 million as at July 1, 2011 and June 30, 2012, respectively, out of Property, plant and equipment into “Intangible assets, net” under IFRS.

(j) Prepaid rent when the Group is a lessee

Argentine GAAP – Under Argentine GAAP, the Group capitalizes subsequent expenditures related to biological assets, including but not limited, prepaid rent on land held under operating leases.

IFRS – On transition to IFRS, based on the fact that IAS 41 is silent on the subject, the Group elected to expense all such costs when incurred and included them in cost of production in the statement of income. Accordingly, prepaid rent is included as a separate component of “Trade and other receivables”.

As a result, the Group reclassified the corresponding amounts of Ps. 7.2 million and Ps. 10.2 million as at July 1, 2011 and June 30, 2012, respectively, out of inventories into “Trade and other receivables” under IFRS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(k)       Share warrants

Argentine GAAP – Share warrants of the Company classified as equity were presented within “Share premium” in the statement of shareholders equity.

IFRS – Share warrants of the Company classified as equity are separately disclosed in the line item “Share warrants” in the statement of shareholders equity.

As a result, the Group reclassified the corresponding amounts of Ps. 106.3 million as at July 1, 2011 and June 30, 2012, respectively, out of “Share premium” into “Share warrants” in the statement of shareholders equity.

(l) Income tax credit

Argentine GAAP – Income tax credits are disclosed in “Trade receivables and other receivables” in the statement of financial position.

IFRS – IFRS 1 “Presentation of financial statements” establishes that income tax credits should be disclosed in a separate line.

As a result, the Group reclassified the amount of Ps. 200.0 million and Ps. 185.7 million as at July 1, 2011 and as at June 30, 2012, respectively, out of “Trade receivables and other receivables” into the line item “Income tax credit”.

Presentation reclassifications affecting the statement of income for the year ended June 30, 2012

(i) Service income and service charges

Argentine GAAP – The Group structures its operating leases to allow for recovery of a significant portion of property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from tenants. A substantial portion of the Group’s leases require the tenants to reimburse the Group for a substantial portion of operating expenses, including common area maintenance, real estate taxes and insurance. The Group’s tenants are required to pay for their proportionate share of property common operating costs. These expenses (“service charge expenses”) are incurred and paid by the Group and subsequently charged to tenants without any mark-up (“service charge income”).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Under Argentine GAAP, service charge income and service charge expense are offset and presented net in the income statement.

IFRS - IAS 18 “Revenue” states that whether an entity is acting as a principal or an agent in transactions depending on the facts and circumstances of the relationship. The Group has assessed the substance of the transactions and concluded that the Group is acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services.

Therefore, service charge income is presented separately from property operating expenses. Property operating expenditure are charged to  expenses as incurred (in “charges for services” line), and any property operating expenditure not recovered from tenants through service charges or incurred when the property is vacant, are charged to the income statement as incurred. The Group’s advertising and promotional costs are expensed as incurred.

Consequently, as of June 30, 2012, the Group recognized Ps. 489.8 million for service charge income as component of Group’s income, with a corresponding amount of service charge expense as a component of Group’s costs . As the Group charges tenants the same amounts expensed with suppliers without any mark-up, there is no impact on operating income, net income or cash flows.

(ii)       Gain from disposal of investment properties and farmland

Argentine GAAP – As part of the Group’s strategy, the Group may dispose of investment property or farmland which are no longer considered core to the Group’s ongoing operations and for which profit can be realized from value appreciation. Gains on disposals of office buildings and/or farmland are classified as revenue in the statement of income.

IFRS – Under IFRS, the reference in the Conceptual Framework to gains being “other items” suggests that they are not revenue, but the Conceptual Framework notes that such gains may occur, like revenue, in the course of the entity's ordinary activities. The Conceptual Framework gives examples of gains. They include those arising on the disposal of non-current assets, for example, property, plant and equipment or long-term investments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Under IFRS, gains from the disposal of fixed assets are not included in revenue as the standard refers to the sale of goods including goods produced by the entity for sale or purchased for resale. Only property acquired or constructed for sale and held as inventory (“trading properties”) would therefore be included in the scope, but property held as investment properties or property, plant and equipment would not. IFRS state that gains arising from the derecognition of non-current assets should not be classified as revenue.

As a result, as of June 30, 2012 the Group reclassified the corresponding amounts of Ps. 241.5 million out of “Group revenue” and Ps. 103.9 million out of “Group costs”, into the two new line items disclosed to arriving at operating profit of the Group, namely “Gain from disposal of investment properties” and “Gain from disposals of farmlands”. All other gains or losses from the disposal of property, plant and equipment items are disclosed as “Other operating income, net” in the statement of income.

(iii) Cost of production of agriculture produce

Argentine GAAP – Under Argentine GAAP, the Group capitalizes subsequent expenditures related to biological assets such as planting, harvesting, seedlings and others.

IFRS – On transition to IFRS, the Group elected to expense all such costs when incurred and included them in cost of production in the statement of income.

As a result, the Group reclassified an amount of Ps. 6.0 million for the year ended June 30, 2012 out of the line item titled “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest” to the line item titled “Group costs” in the statement of income.

(iv) Gains and losses on biological assets

Argentine GAAP – Biological assets in the form of livestock held for sale or for meat production are measured at net realizable value, with changes in net realizable value recognized in the statement of income under the line item “Unrealized gain on inventories”.

IFRS - The gain or loss arising from initial recognition of a biological asset at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in profit or loss in the period in which they are incurred within the line item “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, under IFRS, as of June 30, 2012 the Group has reclassified gains or losses on these items to the line item “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest” for an amount of Ps. 19.5 million.

 (v) Gains and losses on harvested agricultural produce

Argentine GAAP – Harvested agricultural produce is measured at net realizable value, with changes in net realizable value recognized in the statement of income under the line item “Unrealized gain on inventories”.

IFRS – Gain or losses arising from the changes in net realizable value of harvested agricultural produce are recognized in the statement of income under the line item “Changes in net realizable value of agricultural produce after harvest”.

As a result, under IFRS, as of June 30, 2012, the Group has reclassified gains or losses on these items to the line item “Changes in net realizable value of agricultural produce after harvest” for an amount of Ps. 2.7 million.

(vi)       Other income and expenses

Argentine GAAP – Under Argentine GAAP, certain income and expense items are included as part of financial results or other non-operating income and expenses, as appropriate. These items primarily comprise fees payable related to the management contract with CAMSA charges for provisions (i.e. generally charges for litigation and claims), gains or losses on disposal of property, plant and equipment items, gains or losses from the sale of subsidiaries and taxes borne by the Group on behalf of shareholders, among others.

IFRS – Under IFRS, income and expense items are generally presented according to its nature and the Group’s presentation policy. The items described above are generally presented as “General and administrative expenses” or “Other operating income, net” under IFRS.

As a result, under IFRS, as of June 30, 2012 the Group has reclassified gains or losses on these items from “Other income and expenses, net” to “Other operating income, net” for an amount of Ps. 42.8 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(vii) Derivative gains or losses

Argentine GAAP – Generally, gains and losses interest rate and/or foreign currency derivatives are presented in financial results, net, while gains or losses on commodity derivatives are presented in the line “Unrealized gain of inventories”.

IFRS – The Group has established an accounting policy where all interest rate and/or foreign currency derivatives, whether taken out for trading or hedging purposes, would fall to be included in “Finance income” or “Finance costs”. On the other hand, gains or losses on commodity derivatives are presented as “Other operating income, net”.

As a result, under IFRS, as of June 30, 2012, the Group has reclassified gains or losses on commodity derivatives for an amount of Ps. 50.1 million out of the line item “Unrealized gain on inventories” into “Other operating income, net”.

(vii)           Investment in financial assets

Argentine GAAP – Investments in entities in which the Group does not exercise significant influence, joint control or control, are accounted at cost plus dividends. The received dividends are included within the line “Share of profit or loss of associates and joint ventures”.

IFRS - All equity investments, which are not subsidiaries, associate companies and joint venture of the Group, are measured at fair value. Changes in fair value and gains or losses from disposal of equity investments at fair value through profit or loss and dividends income are recorded within “Financial income” or "Finance cost" in the statements of income, accordingly.

Consequently, as of June 30, 2012, the Group reclassified Ps. 13.7 million out of the line “Share of profit or loss of associates and joint ventures” into “Financial income”, under IFRS.

Presentation reclassifications affecting the statement of cash flows for the year ended June 30, 2012

Pursuant to Argentine GAAP, the Company proportionally consolidated the joint ventures’ accounts. Consequently, a difference is generated between the amount of cash and cash equivalents reported in the main statement of cash flows under the Argentine GAAP and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

On the other hand, under the Argentine GAAP, the effect of exchange rate changes on cash and cash equivalents were disclosed as operating activities and not by presenting a fourth cash flow statement category as required by the IFRSs.

Additionally, pursuant to Argentine GAAP, proceeds from disposal of property, plant and equipment (including properties classified as investment properties under IFRS) were reported as operating activities. In accordance with IFRS, proceeds from disposal of investment properties and property, plant and equipment are reported as investing activities.

Finally, pursuant to Argentine GAAP, acquisition of non-controlling interest was reported as investing activities, whereas, in accordance with IFRS, it must be reported as cash flows from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared.

3.3.9.3 Measurement adjustments (Column IV)

Argentine GAAP differ in certain significant respects from IFRS. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

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

IFRS – The Group applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, the Group recognized a receivable for rent averaging of Ps. 52 million and Ps. 78.5 million in the line item “Trade and other receivables” as at July 1, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, a gain of Ps. 52.0 million was recognized against retained earnings and a gain of Ps. 26.5 million was recognized in "Revenues" in the statement of income.

 (B)               Revenue recognition – “letting fees”

Argentine GAAP – The Group does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Group acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Group) have signed the related lease contract.

IFRS – The Group considers that in these circumstances payments received from tenants for "letting fees" are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

As a result, payments received from tenants for “letting fees” of Ps. 35.4 million and Ps. 44.4 million were deferred in the line item “Trade and other payables” as at July 1, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, a loss of Ps. 35.4 million was recognized against retained earnings and a loss of Ps. 9.0 million was recognized in "Group Revenues" in the statement of income.

(C)       Biological assets and agriculture produce at the point of harvest

Argentine GAAP – Technical Resolution No. 22 “Agriculture activities” establishes a hierarchy for the valuation of biological assets.  The Group has several classes of biological assets.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – The Group applied IAS 41 “Agriculture”. Under IAS 41, biological assets and agriculture produce at the point of harvest are measured at fair value less costs to sell on initial recognition and at each statement of financial position date, except where fair value cannot be reliably measured. Cost approximates fair value when little or no biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Changes in fair value less cost to sell are charged to income as incurred.

As a result, the Group adjusted all of its biological assets on the statement of financial position at fair value less costs to sell for an amount of Ps. 58.7 million and Ps. 38.5 million as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, the Group recognized: (i) a gain of Ps. 58.7 million against retained earnings, (ii) a loss of Ps. 17.0 million against “Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest” in the income statement, and (iii) a loss of Ps. 3.2 million against “Cumulative translation adjustments” in the statement of comprehensive income.

(D)       Inventories

Argentine GAAP – Inventories, primarily agricultural supplies, are valued at replacement cost. Changes in replacement cost are charged to income as incurred and disclosed on the face of the income statement in the line item titled “Unrealized gain on inventories”. In addition, harvested crops for the Group’s operations in Bolivia are measured at net realizable value, with the change in carrying amount recognized in profit or loss.

IFRS - Consumable supplies are measured at the lower of cost or net realizable value. The cost of consumable supplies is determined using the weighted average method. The cost of hotel inventories is determined using the first in–first-out method. Additionally, harvested crops for the Group’s operations in Bolivia are measured at the lower of cost or net realizable value because there is no an active market.

As a result, the Group reduced inventories by Ps. 6.7 million and Ps. 5.4 million as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, the Group recognized: (i) a loss of Ps. 6.7 million against retained earnings, (ii) a gain of Ps. 11.7 million against “Costs” in the income statement, and (iii) a decrease of Ps.  10.3 million in “Unrealized gain on inventories”, in the income statement, according to Argentine GAAP.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

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

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts (transfer of title deed). For conditional exchanges, sales are recognized when these conditions are satisfied.

As a result, the Group eliminated the effect of inflation adjustment on trading properties for an amount of Ps.12.9 million and Ps. 9.4 million as at July 1, 2011 and June 30, 2012. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, a loss of Ps. 12.9 million was recognized against retained earnings and a gain of Ps. 3.6 million was recognized against "Costs" in the statement of income.

On the other hand, the Group adjusted the revaluation of trading properties due to property contracts exchanged prior year-end and for which title had not been transferred as of that date, for an amount of Ps. 16.4 million, Ps. 5.4 million as at July 1, 2011 and June 30, 2012, respectively and Ps. 4.2 million of trade payables and other payables as of June 30, 2012. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, the Group recognized: (i) a loss of Ps. 16.4 million against retained earnings, (ii) a loss of Ps. 4.3 million against “Income” in the income statement, (iii) a gain of Ps. 23.5 million in “Costs” in the income statement, (iv) a gain of Ps. 24.5 million charged to “Result of disposed of investment properties”, and (v) a decrease of Ps. 36.9 million in the line “Gains on the revaluation of assets at net realizable value”, disclosed in the income statement according to Argentine GAAP.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

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

As of result, as of July 1, 2011 the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP for an amount of Ps. 21.9 million (June 30, 2012 Ps. 22.8 million) out of intangible assets and Ps. 0.9 million out of trading properties. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, the Group recognized: (i) a loss of Ps. 22.8 million against retained earnings, (ii) a gain of Ps. 3.254 million charged to “Group Costs” in the income statement, and (iii) a loss of Ps. 3.250 million charged to “Other operating results, net”, in the income statement.

(G)       Goodwill

Goodwill

Argentine GAAP – The Group accounted for acquisitions of businesses and non-controlling interests under the acquisition method of accounting.  Under the acquisition method of accounting, the Group allocated the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted in Note 3.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 3.2., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

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

Negative goodwill

Argentine GAAP – Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest was lower than the carrying amount of the acquired assets and assumed liabilities, the Group recognized such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortized it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's share in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position and amortizes it over the period considered to justify negative goodwill not exceeding 20 years.

IFRS – As noted in Note 3.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 3.2., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of negative goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor’s share in the net fair values of the associates and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The Group adjusted the value of such goodwill for an amount of Ps. 743.0 million and Ps. 671.1 million as of July 1, 2011 and as of June 30, 2012, respectively, in the line “Goodwill”, which is disclosed in the statement of financial position under Argentine GAAP, Ps. 27.7 million and Ps. 30.1 million as of July 1, 2011 and as of June 30, 2012, respectively, in the line item “Investments in associates and joint ventures”, and Ps. 8.2 million as of June 30, 2012 in the line item “intangible assets”. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, the Group recognized (i) a gain of Ps. 770.7 million against retained earnings, (ii) a loss of Ps. 2.9 million charged to “Costs” in the income statement, (iii) a decrease of Ps. 57.5 million in the line item “Amortization of goodwill”, which is disclosed in the income statement, according to Argentine GAAP, and (iv) a loss of Ps. 1.0 million against “Exchange differences” in the comprehensive statement.

(H)           Non-current investments – financial assets

Argentine GAAP – The Group holds investments in quoted equity securities with readily determinable fair values, namely TGLT S.A. and Hersha Hospitality Trust. Under Argentine GAAP, these investments were carried at acquisition cost since they are not held for the purpose of trading in the short term.

IFRS – Under IFRS 9, all equity investments are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group has elected to recognize changes in the fair value of these equity securities in the statement of income. Therefore, changes in fair value of all equity instruments held by the Company are recognized in the statement of income.

As a result, the Group adjusted the value of these equity securities to fair value by Ps. 151.4 million and Ps. 138.2 million as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, a gain of Ps. 151.4 million was recognized against retained earnings and a loss of Ps. 13.2 million was recognized against "Finance costs" in the statement of income.

(I)       Initial direct costs on operating leases

Argentine GAAP – Under Argentine GAAP, certain initial direct costs (i.e. legal, commissions and other fees) paid to third parties for arranging a lease (when the Group is a lessor) are recognized as an immediate expense when incurred.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

As a result, Ps. 0.7 million and Ps. 0.9 million, as at July 1, 2011 and June 30, 2012, respectively, were added to "Investment property". As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, the Group recognized: (i) a gain of Ps. 0.7 million against retained earnings, (ii) a loss of Ps. 0.6 million charged to “Costs” in the income statement, and (iii) a gain of Ps. 0.8 million charged to “Selling expenses” in the income statement.

(J)       Tenant deposits

Argentine GAAP – The Group obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years.  The deposits generally range from one to three months of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (deferred income). The deposits are subsequently measured at amortized cost, and deferred income is amortized under the straight line method over the lease term.

As a result, the Group adjusted the financial liability from tenant deposits within "Trade and other payables" for an amount of Ps. 0.1 million, and Ps. 0.3 million as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, a gain of Ps. 0.1 million was recognized against retained earnings and a gain of Ps. 0.2 million was recognized against "Group revenue" in the statement of income.

(K)       Commodity linked debt

Argentine GAAP – Under Argentine GAAP, there is no requirement to separate embedded derivatives from host contracts and account for them as derivatives. Borrowings are valued based on the best estimate of the discounted value of the amounts expected to be paid, using the interest rate effective at the time of the initial measurement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – IFRS 9 requires that an embedded derivative should be separated from the host contract and accounted for as a derivative if certain conditions are met. On September 7, 2011, the Group issued Class VIII NCN which are denominated in US$ for a nominal amount of US$ 2.1 million. Class VII notes accrue interest at a floor rate of 4% plus a premium factor equivalent to 40% of the increase in the price of soy during the period from March 2011 to March 2013. Under IFRS, the commodity-indexed feature is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (price of soy) and the host are dissimilar. Therefore, the Group separated the commodity-indexed feature and classified it as a derivative liability. The Group measured the carrying value of the debt host contract at initial recognition as the difference between the consideration received and the fair value of the embedded derivative. Subsequently, the Group measured the host foreign-currency debt at amortized cost using the effective interest rate method and then retranslated it at each reporting date using the closing US$/Peso exchange rate. The Group recognized changes in the fair value of the embedded derivative in profit or loss for the year.

As a result, the Group adjusted borrowings for an amount of Ps. 0.1 million and Ps. 0.1 million as at July 1, 2011 and June 30, 2012. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, a gain of Ps. 0.1 million was recognized against retained earnings and a loss of Ps. 0.03 million was recognized against "Finance cost" in the statement of income.

(L)       Impairment of financial assets

Argentine GAAP - As at July 1, 2011 and June 30, 2012 the Group maintains a balance of credit card loans. These loan receivables are carried at amortized cost.  Under Argentine GAAP, the Group determined an allowance for loan losses based on specific criteria set forth for financial and banking institutions.

IFRS – The Group applied the impairment provisions in IFRS 9.

As a result, the Group recognized an impairment loss against "Trade receivables" of Ps. 2.1 million and Ps. 0.5 million as at July 1, 2011, December 31, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, a loss of Ps. 2.1 million was recognized against retained earnings and a gain of Ps. 1.6 million was recognized against “Selling expenses" the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(M)       Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are measurement at present-valued.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Group elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

As a result, the Group eliminated the effect of discounting tax credits under "Trade and other receivables" for an amount of Ps. 14.6 million and Ps. 10.9 million as at July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, a gain of Ps. 14.6 million was recognized against retained earnings and a loss of Ps. 3.7 million was recognized against "Finance income" in the statement of income.

(N)       Impact of IFRS adjustments on investment in associates

Argentine GAAP - Investments in entities in which the Group exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Group applied its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

As at June 30, 2012, the associates of the Group were Banco Hipotecario S.A. (BHSA), Banco de Crédito y Securitización (BACSA), Manibil S.A., New Lipstick LLC, Rigby 183 LLC, Tarshop S.A. and Agro-Uranga S.A., Agro Managers S.A. and Bitania 26 S.A.

IFRS – The Group has assessed all of its interests in the entities mentioned in the paragraph above and determined that the Group exercises significant influence over them. Accordingly, under IFRS, the Group also accounts for these investments under the equity method of accounting. However, the Group has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Following is a description of the most significant IFRS adjustments to the equity and comprehensive income of its associates. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, associates were grouped by business activities. Associates are not discussed below when IFRS adjustments were not significant to the Group or no IFRS adjustments were identified:

Banking:

The Group assessed the financial statements of these associates as of July 1, 2011 and June 30, 2012 and determined the following adjustments to IFRS:

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

- Under Argentine GAAP, the allowance for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

- Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

- Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Investment properties:

The Company has assessed the financial statements of the associates related to the investment property business and determined the following adjustments to IFRS as of July 1, 2011 and June 30, 2012:

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided. Under IFRS, Lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

- Under Argentine GAAP, lease expense where the entity is the lessee under an operating ground lease agreement subject to escalation clauses is recognized when the escalated payments are due. Therefore, lease expense not recognized on a straight-line basis Under IFRS, lease payments for operating leases with scheduled rent increases are recognized on a straight-line basis over the term of the leases.

As a result, the net equity of these associates was reduction by Ps. 56.2 million and Ps. 151.9 million as of July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, the Group recognized: (i) a loss of Ps. 56.2 million against retained earnings, (ii) a loss of Ps. 89.6 million against “Share of profit or loss of associates and joint ventures” in the income statement, and (iii) a loss of Ps. 6.1 million against “Exchange differences” in other comprehensive income statement.

(O)       Impact of IFRS adjustment on investments in joint ventures

Argentine GAAP – Investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Group reflect the Group’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Group applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – The Group has assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11. Accordingly, the Group accounted for its joint ventures under the equity method of accounting. In addition, the Group has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As at June 30, 2012, the joint ventures of the Group are Cyrsa S.A., Cresca S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., and Nuevo Puerto Santa Fe S.A.

Following is a description of the most significant IFRS adjustments to the net equity and income of the joint ventures. Joint ventures are not discussed below when IFRS adjustments were not significant to the Group or no adjustments were identified:

- Under Argentine GAAP, the joint venture has historically accounted for revenues and therefore profits from all property sales on a percentage of completion basis once contracts for the sale of a property have been exchanged and only if the eventual profit from that property can be foreseen with reasonable certainty. Under IFRS, the joint venture has applied IFRIC 15 “Agreements for the Construction of Real Estate”. The Group assessed the contractual terms of the agreements and concluded that revenue from open market sales of real estate should be accounted for on legal completion of the properties in accordance with IAS 18 “Revenue”. As a result, the joint venture recognizes revenue from the sale of private homes and commercial units entirely at the point of legal completion in accordance with IAS 18. The most significant impact of IFRIC 15 is therefore the deferral of profits previously recognized from the point of exchange of contracts onwards until the point of legal completion. All of these profits are now recognized at a later date.

As a result, the net equity of the Group’s joint ventures was decreased by Ps. 16.5 million and Ps. 11.3 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, a loss of Ps. 16.5 million was recognized against retained earnings and a gain of Ps. 5.2 million was recognized against "Share of profit/ (loss) of associates and joint ventures" in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(P)       Acquisition of non-controlling interest

As stated in Note 3.2., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in a loss of control. Consequently, acquisitions of non-controlling interests concluded prior to July 1, 2011 have not been restated.

The IFRS adjustments below relate to acquisitions of non-controlling interest occurring on or after on July 1, 2011.

Argentine GAAP – Under Argentine GAAP, the Company accounted for the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired. Additionally, goodwill generated by the acquisition of the non-controlling interest in Cactus Argentina S.A. was impaired and recognized as an expense in the statement of income under Argentine GAAP.

IFRS – Under IFRS, the Company has applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent acquisition of additional shares in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to a reserve in net equity. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest of the subsidiary.

As a result, as of June 30, 2012, the Group: (i) derecognized goodwill for an amount of Ps. 37.3 million of intangible assets, (ii) recognized a decline of Ps. 26.4 million in non-controlling interest, (iii) recognized a decline of Ps. 4.8 million in net assets acquired measured at fair value in accordance with Argentine GAAP in force, for Ps. 13 million of intangible assets and Ps. 4.8 million of deferred income tax liabilities, and (iv) recognized a debit of Ps. 9.6 million in shareholders’ equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(Q)       Disposal of non-controlling interest

As explained in Note 3.2., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in a loss of control. Consequently, disposals of non-controlling interests concluded prior to July 1, 2011 have not been restated.

The IFRS adjustments detailed below relate to disposals of non-controlling interest occurring on or after July 1, 2011.

Argentine GAAP – Under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income.

IFRS – Under IFRS, the Group has applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when there is a disposal of non-controlling interests that do not result in a change in control, the transaction is accounted for as an equity transaction. The difference between the fair value of the consideration received and the related carrying value of the non-controlling interest disposed is recognized in the controlling interest’s equity as a credit or debit. Therefore, no gain or loss is recognized in the statement of income. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest of the subsidiary.

As a result, as of June 30, 2012, the Group reversed a loss for an amount of Ps. 2.7 million against "Other operating results" in the statement of income, and recognized a debit of Ps. 2.7 million in shareholders’ equity.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, the Group adjusted the carrying value of borrowings for an amount of Ps. 0.1 million and Ps. 0.4 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended as of June 30, 2012, a gain of Ps. 0.1 million was recognized against retained earnings and a gain of Ps. 0.3 million was recognized against " Finance cost" in the statement of income.

(S)       Settlement of BrasilAgro warrants

Argentine GAAP – Payments made by the Group for the settlement of BrasilAgro warrants were capitalized in the statement of financial position.

IFRS – In accordance with IFRS 2, any payment made to a counterparty on the cancellation or settlement of a grant of equity instruments, even if this occurs after the vesting date, are accounted for as a repurchase of an equity interest (that is, as a deduction from equity), except to the extent that the payment exceeds the fair value of the equity instruments repurchased, measured at the repurchase date. Any such excess is recognized as an expense.

As a result, the Group adjusted the balance of the line “Goodwill”, which is disclosed in the financial statement according to Argentine GAAP for an amount of Ps. 2.7 million as at June 30, 2012, and recognized a reserve in equity. For the year ended as of June 30, 2012, no warrants issued by Brasilagro have been cancelled.

(T)       Acumulative translation adjustment

As stated in Note 3.2., the Group has applied the one-time exemption under IFRS 1 to set the foreign currency cumulative translation adjustment to zero as of July 1, 2011. The balance of cumulative translation adjustment as of July 1, 2011 of Ps. 167.2 million was recognized as an adjustment in retained earnings.

IFRS adjustments detailed below relate to transactions occurring on or after on July 1, 2011.

Argentine GAAP – Foreign operations shall be classified as integrated or non-integrated entities depending if their activities are carried out as an extension of the reporting entity.  Exchange differences resulting from the translation of integrated entities are recognized in the statement of income. Exchange differences resulting from the translation of non-integrated entities are recognized in a separate reserve in equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – Exchange differences resulting from the translation of foreign operations are recognized in the statement of other comprehensive income.

As a result, the Group reclassified an amount of Ps. 32.5 million against "Finance income" in the statement of income and the line item "Currency translation adjustment" in of other comprehensive income, related foreign operations.

In addition, the Group has assessed the impact of all IFRS adjustments on currency translation. Consequently, the Group recognized an adjustment to the reserve of cumulative translation adjustment of Ps. 9.3 million as of June 30, 2012.

(U) Deferred income tax

Argentine GAAP – The Group accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Group assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exist (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, on transition to IFRS, the Group has not recognized deferred tax assets relating to any carry forward losses and other temporary differences for an amount of Ps. 16.5 million and Ps. 18.8 million as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, the Group recognized (i) a loss of Ps. 16.5 million against retained earnings, (ii) a loss of Ps. 2.8 million against "Income tax" in the statement of income, and (iii) a gain of Ps. 0.5 million against “Exchange differences on translating foreign operations” in statement of comprehensive income.

In addition, the Group has assessed the impact of all IFRS adjustments on deferred income taxes. As a result, the Group recognized an adjustment to deferred income taxes of Ps. 17.4 million and Ps. 16.7 million as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended as of June 30, 2012, a loss of Ps. 17.4 million was recognized against retained earnings and a gain of Ps. 0.6 million was recognized against "Income tax" in the statement of income.

(V)       Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

4.	Acquisitions, dispositions and authorization pending approval

Year ended June 30, 2013

Sale of farmlands

On June 19, 2013, the title deed was executed, by which Cresud sold to Vargas Derka SH a portion of “La Suiza” ranch of 5,613 hectares engaged in livestock activities located near “Villa Angela”, Province of Chaco, remaining in this establishment 36,380 hectares used by the Company to catlle and crop activities.

The offer price amounts to US$ 6.7 million, which had been totally collected by the date of the execution of the title deed, generating a gain of Ps. 29.8 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

On October 11, 2012 BrasilAgro sold Horizontina, a field of land located in Tasso Fragoso, State of Maranhão, Brazil for a total amount of Rs. 75 million (Ps. 174.8 million). The payments were collected as follows: an initial payment of Rs. 1 million, Rs. 26 million in October, 2012 and Rs. 45 million upon execution of the conveyance, on January 22, 2013. The remaining balance of Rs. 3 million has been collected on Augusts 31, 2013. The gain of the sale was Ps. 53.9 million less commission, expenses and taxes.

The Horizontina field has an area of 14,359 hectares and was acquired on March 10, 2010 by the subsidiary Inmobiliaria Ceibo for a total amount of Rs. 37.7 million. Until December 31, 2012, the Company invested Rs. 10.4 million (net of accumulated depreciation) in infrastructure improvements.

On April 25, 2013, BrasilAgro sold a total area of 394 hectares of Araucaria field. The establishment, located in the municipality of Mineros – GO was acquired in 2007 and has a total area of 9,862 hectares.

The sale was priced at Rs. 11.7 million (Ps. 26.6 million). The buyer made an initial payment of Rs. 1.7 million and remaining balance will be paid in eight installments every six month. The first installment is due in August, 2013, and the last one, at the moment of the execution of the title deed, in August, 2016. The Group recognized a gain for the sale of the Araucaria field for an amount of Rs. 6.7 million (equivalent to Ps. 12.6 million).

On May 10, 2013, BrasilAgro sold a total area of 4,895 hectares of Cremaq field. The establishment, located in the municipality of Ribeiro Gonçalves-PI, Brasil was purchased in 2007 and has a total area of 32,702.

The sale was priced at Rs. 42.1 million (Ps. 96.3 million). The buyer made an initial installment of Rs. 4.6 million and the remaining balance will be paid in five installments every six months. The first installment is due in August, 2013 and the last one, at the moment of the execution of the title deed, in June, 2016. The Group recognized a gain for the sale Cremaq field of Rs. 26.5 million (Ps. 53.2 million).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization prending approval (Continued)

Transactions with non controlling interests

IRSA

During the current fiscal year, the Group acquired an additional 1.25% interest in IRSA for a total consideration of Ps. 45.8 million. This resulted in a decrease in non-controlling interests of Ps. 33.9 million and a decrease in equity attributable to owners of the parent of Ps. 11.9 million. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	33.9
Consideration paid for non-controlling interests	(45.8)
Reserve recorded within parent’s equity	(11.9)

APSA

During the fiscal year, the Group, through IRSA and E-Commerce Latina S.A., acquired an additional 0.1% interest in APSA for a total consideration of Ps. 2.3 million. This resulted in a decrease in non-controlling interests of Ps. 0.8 million and a decrease in equity attributable to the owners of the parent of Ps. 1.5 million. The effect of changes in the ownership interest of APSA on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	0.8
Consideration paid for non-controlling interests	(2.3)
Reserve recorded within parent’s equity	(i) (1.5)
(i)	The Reserve includes Ps. 0.5 million for non-controlling interest

Arcos del Gourmet S.A.

On June 07, 2013, the Group, through APSA, acquired an additional 1.815% equity interest of its controlled company Arcos for a total amount of US$ 0.8 million.  The carrying amount of the non-controlling interest in Arcos on the date of acquisition was Ps. 7,357 (representing a 11.815% interest). The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	0.8
Consideration paid for non-controlling interests	(4.5)
Reserve recorded within parent’s equity	(i) (3.7)
(i)     The reserve includes Ps. 1.4 million for non-controlling interest

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

Acquisition of joint venture

On November 29, 2012, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes for Ps. 32.0 million. Under the acquisition agreement, APSA is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this Company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, APSA is the owner of an indirect interest of 25% in LRSA, whose main asset consists of an usufruct agreement on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fe Avenues and Oro street, in the City of Buenos Aires (the “Predio Ferial”) entered in 1999 into with SRA, owner of such Predio Ferial.

The fair value of the APSA’s investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the rights of use being the main asset. APSA has allocated the price paid at the fair value of the net assets preliminary acquired based on the information available as of the closing date of these Financial Statements. Such fair value amounted to Ps. 15.2 million, which means a goodwill amount of Ps. 10.7 million recognized under the line “Investments in associates and joint venture” in the statement of Financial position ended June 30, 2013 and a credit of Ps. 6.1 million, recognized under the line “Trade and other receivables” in the statement of financial position.

The fair value of the right of use has been determined by the application of the discounted cash flow method. This estimate considered a discount rate that reflects the market assessments regarding uncertainties in terms of the cash flow amount and timing. The amount of net future cash flows was estimated based on the specific features of the property, the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts, revenues growth rates and discount rates are among the most important assumptions used in the valuation.

Disposal of financial assets

During the current fiscal year, the Group sold 17,105,629 ordinary shares of Hersha, Hospitality Trust (Hersha) for a total amount of US$ 92.5 million. Consequently, as of the end of year, the Group’s interest in Hersha’s capital stock decreased from 9.13% (at the beginning of the year) to 0.49%.

In November and December 2012, IRSA sold all of its shareholdings in NH Hoteles S.A. (138,572 shares for a consideration of € 0.38 million) and in NH Hoteles S.A. (387,758 shares for a total consideration of US$ 1.4 million).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

In December 2012, IRSA sold all of its shareholdings in Metrovacesa F (1,238,990 shares for a consideration of € 2.7 million); Metrovacesa SM (229,995 shares for a total consideration of € 0.5 million) and Metrovacesa F (919,087 shares for a consideration of US$ 2.7 million).

In 2013, mutual funds were retrieved for an amount of Ps. 1,200 million.

Significant sale of investment properties

On August 31, 2012, the Group sold through IRSA certain functional units of the building “Libertador 498” of the Autonomous City of Buenos Aires. The total price of the transaction amounted to Ps. 15 million and was collected upon the execution of the title conveyance deeds. This transaction generated a gain of Ps. 12.7 million.

On September 14, 2012, IRSA sold certain functional units on floors 18 and 19, as well as parking areas, of the building Bouchard 551. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. This transaction generated a gain of Ps. 18.4 million.

On October 4 and 11, 2012, IRSA signed the transfer deed for the sale of several functional units (stores and parking spaces) of the building “Libertador 498”. The transactions price was set at Ps. 29.4 million, amount that has been completely collected. This transaction generated a gain of Ps. 24.9 million.

On January 8, 2013, IRSA sold several functional units (stores and parking spaces) of the building “Costeros Dique IV”. The total price of the transaction was Ps. 9.2 million. This transaction generated a gain of Ps. 7.8 million.

On May 8, 2013, IRSA signed the transfer deed for the sale of the 17th floor and two parking units of the Building Maipú 1300 and two parking units of the building Libertador 498. The total price of the transaction was Ps. 7.8 million (US$ 1.5 million). Such transaction generated a gain of approximately Ps. 6.0 million.

On May 20, 2013, IRSA signed the transfer deed for the sale of the 6th floor and two parking units of the Building Maipú 1300 and two parking units of the building Libertador 498. The transactions price was set at Ps. 7.6 million (US$ 1.45 million), amount that has been completely collected. This transaction generated a gain of Ps. 6.0 million.

On June 28, 2013, IRSA signed the transfer deed for the sale of 4th, 5th and 6th floors and 56 parking units of the building Bouchard 551. The total price of the transaction was Ps. 148.7 million, equivalent to US$ 27.6 million. This transaction generated a gain of Ps. 108.0 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

Acquisition of Rigby 183 LLC

On June 30, 2012, the Group held, through its subsidiary IMadison LLC, a 49% interest in the capital stock of Rigby 183 LLC (“Rigby”), a company that owns office buildings for rental at Madison Avenue 183, New York, USA. On November 27, 2012, the Group, through its subsidiary IRSA International LLC, acquired an additional equity interest of 25.5% in Rigby’s capital stock, thus taking control over said company. As a result of the acquisition, the Group expects to increase its footprint in the US real estate market. The goodwill from the acquisition, which amounts to Ps. 45.7 million, is attributable to the synergies expected to be achieved by combining the Group’s and Rigby’s operations.

The following chart shows the consideration paid by the Group, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

11.27.2012
Consideration paid:	Ps. (million)
Cash	118.4
Total consideration paid	118.4
Fair value of the interest in Rigby’s equity held before the business combination	227.4
Total consideration	345.8
Recognized balances of acquired identifiable assets and assumed liabilities:
Cash and cash equivalents	0.5
Investments properties (Note 11)	679.2
Restricted assets (i)	11.8
Trade and other receivables	2.3
Borrowings	(252.8)
Trade and other payables	(12.1)
Deferred income tax liabilities (Note 29)	(26.1)
Total net identifiable assets	402.8
Non-controlling interest	(102.7)
Goodwill (Note 14)	45.7
Total	345.8

(i)	Corresponds to cash held in escrow as security deposits and taxes paid in advance by tenants.

The acquisition-related costs (which amount to Ps. 2.6 million) were charged under “General and Administrative Expenses” line in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

The fair value of the investment property acquired for Ps. 679.2 million was assessed by a qualified independent appraiser. The fair value of trade receivables and other receivables amounts to Ps. 2.3 million, including trade receivables in the amount of Ps. 0.1 million. As of the acquisition date, the Group estimates that these receivables are recoverable. The fair value of the non-controlling interest in Rigby, an unlisted company, has been determined on a proportional basis to the fair value of net acquired assets.

The Group recognized gains of Ps. 124.1 million derived from the reassessment of the fair value of the 49% interest held in Rigby before the business combination. In addition, all exchange gains (losses) accumulated in shareholder’s equity from the interest held in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating results" line in the income statement.

The revenues Rigby has generated since November 27, 2012 and that have been disclosed in the consolidated income statement amount to Ps. 40.9 million. Rigby has also run a net gain of Ps. 8.1 million during said period. If Rigby had been included in the consolidation since July 1, 2012, the consolidated income statement would have shown pro-forma revenues in the amount of Ps. 2,202.9 million and pro-forma net income of Ps. 297.5 million.

Disposal of joint ventures

On June 28, 2013, IRSA sold, assigned and transferred to Euromayor S.A. de Inversiones the 100% of its equity interest in Canteras Natal Crespo S.A., accounting for a 50% interest in that company’s capital stock for an aggregate amount of US$ 4.2 million; out of that amount, US$ 1.4 million was cashed in July 2013, with the balance being collected as follows: US$ 2.4 million on March 31, 2014 and US$ 0.4 million against delivery to IRSA of certain lots in the development to be carried out in Canteras Natal Crespo S.A.’s property. IRSA was granted a security interest on the 100% of Canteras Natal Crespo S.A.’s shares to secure payment of the remaining balance.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

Year ended June 30, 2012

Acquisition of associates

Agro Managers S.A.

In March 2012, the Group acquired a 46.8% interest in Agro Managers S.A., an Argentine-based investment company whose principal asset is a 0.24% interest in BrasilAgro, subsidiary of the Group. The purchase price was US$ 0.5 million and was paid in cash.

Bitania 26 S.A.

On December 12, 2011, the Group, through Ritelco S.A., acquired a 49% interest in Bitania 26 S.A., an Argentine-based company which owns the “Esplendor Savoy” hotel in the city of Rosario, Province of Santa Fe. The purchase price was US$ 5.0 million and was paid in cash.

Acquisition of joint ventures

Nuevo Puerto Santa Fe S.A.

On August 18, 2011, the Group, through APSA, acquired a 50% interest in Nuevo Puerto Santa Fe S.A. (“NPSF”), an Argentine-based company in the Province of Santa Fe (La Ribera Shopping). The purchase price was US$ 4.5 million payable over equal and consecutive monthly installments through February, 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

Transactions with non controlling interests

IRSA

During the fiscal year ended June 30, 2012, the Group acquired an additional 6.5% interest in IRSA for a total consideration of Ps. 158.9 million. This resulted in a decrease in non-controlling interests of Ps. 178.5 million and and increase in equity attributable to owners of the parent of Ps. 19.6 million. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	178.5
Consideration paid for non-controlling interests	(158.9)
Gain on acquisition recorded within parent’s equity	19.6

APSA

During the fiscal year ended June 30, 2012, the Group acquired an additional 0.038% interest in APSA for a total consideration of Ps. 0.8 million. This resulted in a decrease in non-controlling interests of Ps. 0.4 million. The effect of changes in the ownership interest of APSA on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	0.3
Consideration paid for non-controlling interests	(0.7)
Loss on acquisition recorded within parent’s equity	(i) (0.4)
(i)	The Reserve includes Ps. 0.2 million for non-controlling interest

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

Arcos del Gourmet S.A.

On September 7, 2011, the Group, through APSA, acquired an additional 8.185 % interest in its subsidiary Arcos for a total consideration of US$ 4.5 million. The carrying amount of the non-controlling interest in Arcos on the date of acquisition was Ps. 0.8 million (representing a 20% interest). The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	0.2
Consideration paid for non-controlling interests	(16.2)
Reserve created due to the acquisition recorded within parent’s equity	(i) (16.0)
(i)	The Reserve includes Ps. 6.2 million for non-controlling interest

Cactus Argentina S.A.

In December 2011, the Group acquired the remaining 20% interest in Cactus Argentina S.A. for a total consideration of US$ 1.4 million. This resulted in a decrease in non-controlling interests of Ps. 4.6 million and a decrease in equity attributable to owners of the parent of Ps. 10.6 million. The effect of changes in the ownership interest of Cactus Argentina S.A. on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	(4.6)
Consideration paid for non-controlling interests	(6.0)
Loss on acquisition recorded within parent’s equity	(i) (10.6)

Jaborandi Ltda.

On September 22, 2011, the Group amended the by-laws of Jaborandi Ltda. (“Jaborandi”), subsidiary of the Group, and transferred 1,766,038 quotas of Jaborandi’s share capital to Maeda, non-controlling shareholder of Jaborandi. This transfer generated an increase in the non-controlling interest held by the Group in Jaborandoni for an amount of Ps. 2.9 million and  a decrease in equity attributable to owners of the parent of Ps. 1.1 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

On March 21, 2012, the Group, trough BrasilAgro, acquired the remaining 49% interest in Jaborandi Ltda. for a consideration of Ps. 45.3 million. This resulted in a decrease in non-controlling interest of Ps. 32.2 million and a decrease in equity attributable to owners of the parent of Ps. 13.1 million. The effect of changes in the ownership interest of Jaborandi Ltda. on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	32.2
Consideration paid for non-controlling interests	(45.3)
Reserve created due to the acquisition recorded within parent’s equity	(i) (13.1)
(i)	The Reserve includes Ps. 7.8 million for non-controlling interest

Purchase of financial assets

Acquisition of preferred shares and warrants of Supertel Hospitalitary Inc. (“Supertel”)

On February 2012, the Group, through its subsidiary Real Estate Strategies L.P., acquired 3 million preferred shares (“Preferred Shares”) and 30 million warrants (“Warrants”) of Supertel for a total amount of US$ 30 million. Supertel is a Real Estate Investment Trust that focuses its activity on medium class long-stay hotels. Supertel owns approximately 80 hotels in 21 states of the United States of America, which are managed by diverse operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

The mentioned Preferred Shares accrue a preferred dividend of 6.25% per annum and are convertible into 30 million common shares at a rate of 10 common shares for each preferred share. Subject to certain limitations, they can be exercised completely or partially at any time until February, 2017. Preferred shares grant the Group, the same politic rights as those of Supertel’s common shares.

Warrants grant the Group the right to acquire 30 million Supertel’s common shares at a fixed price of US$ 1.20 per share. Subject to certain limitations, these warrants can be exercised at the Group’s option, either fully or partially, at any time until February 2017.

As a holder of the Preferred Shares, the Group has a voting right in Supertel’s Shareholders’ Meetings of approximately 34%. Additionally, the Group is entitled to appoint up to 4 directors, out of a total of 9, and takes part in the decisions made by the Board of Directors of Supertel, as to the acquisition, sale and management of Supertel’s real estate property. However, under no circumstance, can the Group hold an interest in Supertel in excess of 34% and/or exercise voting rights in excess of 34% at any Supertel Shareholders’ Meeting.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

Even though the Group exercises material influence on Supertel, neither the Preferred Shares nor the Warrants give the Group access to economic rights associated to Supertel capital stock (the Group does not hold any interest in Supertel capital stock). As a result, the Preferred Shares and the Warrants have been accounted for as financial assets at fair value through profit or loss, as established by IFRS 9.

Upon initial recognition, the consideration paid for the preferred shares and warrants was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million.

Contribution to Don Mario S.G.R.

On June 29, 2012, the Group, through APSA, effectively made a contribution in the amount of Ps. 10,000 to Don Mario S.G.R., a reciprocal guarantee company under Argentine law. The SGRs are legal entities created for promoting financing for small and medium businesses (PYMES) and for reactivating national economy. The SGRs are funded through the contributions of investors who, in turn, obtain tax benefits. The SGRs act in their capacity of guarantors for pymes in relation to the borrowings they receive from financial institutions. The funds received are generally invested in fixed-term deposits by the SGRs. The Group has received five shares with a nominal value of Ps. 0.005. These shares are symbolic and merely represent the Group’s rights in the investment. These shares do not grant control or significant influence over the entity’s activities. APSA must maintain the investment in the SGR for a period of 2 years in order to make use of the tax benefit.

Significant sale of investment properties

On October 17, 2011, the Group, through IRSA, sold certain functional units of the building “Libertador 498” of the Autonomous City of Buenos Aires. The total price of the transaction amounted to US$ 2.5 million and was collected as of June 30, 2012. This transaction generated a gain of Ps. 7.9 million.

On October 25, 2011, the Group, through IRSA, sold the property “Thames” located in the Province of Buenos Aires. The total transaction price amounted to US$ 4.7 million and was collected as of June 30, 2012. This transaction generated a gain of Ps. 14.7 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

Likewise, the Group, through IRSA, sold in two separate transactions performed in March and May, 2012, all the functional units from the property known as "Museo Renault" at Figueroa Alcorta 3301 of the Autonomous City of Buenos Aires. The total price agreed amounted to US$ 11.7 million. For the sale executed in May 2012, the price was financed with a mortgage loan of US$ 3.3 million recollectable in two annual installments and with an annual rate of 8.5%. The transactions described above recorded a profit of Ps. 23.9 million.

On June 16, 2012, the Group, through IRSA, sold and transferred a covered area of 4,703 square meters for offices and 46 car parking spaces and 4 complementary units to be used as storage units in the building identified as Yacht V and VI of the complex known as “Puerto del Centro”, located in Dique IV, Puerto Madero. The amount of the transaction was Ps. 69 million, which was paid by the buyer upon execution of the conveyance deed. The result for this transaction amounted to Ps. 53.7 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 41,193 square meters.

Transactions and authorizations pending

Urban properties and investments

Paraná plot of land

On June 30, 2009, the Group, through APSA, subscribed a “Letter of Intent” by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows: i) US$ 0.05 million had been settled as a prepayment on July 14, 2009, ii) US$ 0.1 million was settled upon executing such agreement, and iii) US$ 0.35 million will be paid upon executing the title deed. The mentioned payments were recorded as an advance under “Trade and other receivables” line.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidenced with a certified copy before the buying party that the real estate was not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date in which the selling party evidences to the buying party with a certified copy that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the mentioned administrative easement.

Acquisition of commercial center goodwill

The Group, through APSA, signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was US$ 1.3 million, of which US$ 0.05 million were paid. The mentioned payment was recorded as an advance under “Trade and other receivables” line.

This transaction was subject to certain conditions precedent, among which the Group through APSA should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, APSA should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever occurs earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permissions and authorizations to be carried out in APSA's future units. At June 30, 2013, the two conditions have not been fulfilled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisitions, dispositions and authorization pending approval (Continued)

Antitrust Law

Law No. 25,156, known as "Antitrust Law" as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration. According to this law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than Ps. 200.0 million must be submitted to the Comisión Nacional de Defensa de la Competencia (hereinafter referred to as the "Antitrust Commision") for approval. Certain exemptions apply. Submissions may be filed either prior to the transaction or within a week after its completion. The Antitrust Commision may (i) authorize the transaction, (ii) condition the transaction to the accomplishment of certain acts, or (iii) reject the authorization.

In general, acquisitions effected by the Group are within the scope of the Antitrust Law. In these cases, the Group directly requests approval or notification as applicable. In other cases, the Group may request the Antitrust Commision to issue a prior statement about whether a particular transaction should be either notified or submitted for approval by the Group.

As of June 30, 2013, the following cases are pending resolution by the Antitrust Commision:

(i)  The Group requested the Antitrust Commision to issue a statement about the Group's obligation to either notify or submit for approval the acquisition of the property formerly owned by Nobleza Piccardo S.A.I.C.Y F.. The Antitrust Commision stated that the operation had to be notified. The Group appealed this decision. Subsequently, the Court of Appeals confirmed the Antitrust Commision's decision regarding the obligation to notify and, therefore, on February 23, 2012, local form F1 was filed, which is being processed as of the date hereof.

(ii)  On November 20, 2009, after the sale of the building Edificio Costeros Dique II, the Group applied to the Antitrust Commision for a consultative opinion on whether IRSA had to notify that transaction or not. The Antitrust Commision stated that there was an obligation to notify the situation. The Group appealed against this decision, but it was confirmed at court. As a consequence, on December 5, 2011, we notified the transaction, which was authorized through Resolution SCI No. 38, on April 30, 2013.

(iii) On June 16, 2012, the Group sold to Cabaña Don Francisco S.A. certain Costeros Dique IV’s functional units, to be used for office space, and complementary units to be used for parking. In addition, the Company assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the Antitrust Commision as to the need to report such transaction. To date, the Antitrust Commision is analyzing the transaction. As of the date of issuance of these financial statements, the Antitrust Commision is analyzing this decision.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management

Risk management principles and processes

The risk management function within the Group is carried out in respect of financial risks. Financial risks are risks arising from financial instruments to which the Group is exposed during or at the end of the reporting period. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, liquidity risk and capital risk.

The Group’s diverse activities are exposed to a variety of financial risks in the normal course of business. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies.

The Group’s principal financial instruments comprise cash and cash equivalents, receivables, payables, interest bearing assets and liabilities, other financial liabilities, other investments and derivative financial instruments. The Group manages its exposure to key financial risks in accordance with the Group’s risk management policies.

The Group’s risk management policies are established to all its subsidiaries companies in order to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising Senior Management and a member of the Audit Committee, which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

(a)	Market risk management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities, commodity price risk and equity securities price risks, to the extent that these are exposed to general and specific market movements. Management sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

The examples of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

Foreign exchage risk and associated derivative financial instruments:

The Group publishes its consolidated financial statements in Argentine Pesos but conducts business in many foreign currencies. As a result, the Group is subject to foreign currency exchange risk due to exchange rate movements, which affect the Group’s transaction cost. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The investment and development properties activities and the agro-industrial activities of the Group’s subsidiaries are primarily located in Argentina where the Argentine Peso is the functional currency. The agricultural activities of the Group’s subsidiaries are primarily located in Argentina, Brazil and Bolivia, where the functional currencies are the respective local currencies. A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Real and the Argentine Peso), thus not exposing the Group to foreign exchange risk. However, in the ordinary course of business, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US dollars. Net financial position exposure to the US dollar is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowing in foreign currencies. Exposure to other foreign currencies has not been significant to date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the Group’s US dollar-denominated net carrying amounts of its financial instruments broken down by functional currency in which the Company operates. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position (Liability) / Asset
Functional currency	June 30, 2013	June 30, 2012
Argentine Peso	(1,899,788)	(2,123,972)
Brazilian Reais	(1,118)	(23,003)
Uruguayan Peso	(40,859)	-
Bolivian Peso	21,263	(139,018)
Total	(1,920,502)	(2,285,993)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would decrease profit before income tax for the year ended June 30, 2013 and 2012 for an amount of Ps. 192.1 million and Ps. 228.6 million, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statement of income.

This sensitivity analysis provides only a limited, point-in-time view of the foreign exchange risk sensitivity of certain of the Group’s financial instruments. The actual impact of the foreign exchange rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

On the other hand, the Group also uses derivative instruments, such as forward foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2013 and 2012, 7 and 8 forward foreign exchange contracts were pending, for a total amount of Ps. (1,454) and (Ps. 18,480), respectively.

Interest rate risk and associated derivative financial instruments:

The Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The primary objective of the Group’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Group diversifies its portfolio in accordance with the limits set by the Group. The Group maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, the Group’s investment income may fall short of expectations or the Group may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. As of June 30, 2013 and 2012, the nominal value of rate interest swaps was Ps. 404 and Ps. 160 million and due on December 1, 2019 and December 10, 2012, respectively. These agreements were not subject to hedge accounting. On June 30, 2013 and 2012, the Group recorded an asset in the amount of Ps. 4,259 and Ps. 958, respectively, related to the estimated fair value of the swaps on that date. The fair value of swaps was calculated using a discounted cash flow analysis. On June 30, 2013 and 2012, the impact on the fair value of interest rate swaps in the event of a change in interest rates does not materially affect the results of operations or the financial position of the Group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The Group’s interest rate risk principally arises from long-term borrowings (Note 26). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants. During 2013 and 2012, the Group’s borrowings at variable rate were primarily denominated in US dollars.

The Group manages its cash flow interest rate risk exposure by different hedging instruments, including but not limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or viceversa. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

The interest rate risk policy is approved by the Board of Directors. Management analyses the Group’s interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternative financing sources. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. Trade payables are normally interest-free and have settlement dates within one year. The simulation is done on a regular basis to verify that the maximum potential loss is within the limits set by management.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) for the years ended June 30, 2013 and 2012. All amounts are shown in thousands of Argentine Pesos, the Group’s presentation currency:

	June 30, 2013 Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	410,733	-	-	-	-	410,733
Brazilian Reais	-	247,728	-	-	-	247,728
US Dollar	3,511,754	-	-	43,397	399,691	3,954,842
Subtotal fixed-rate borrowings	3,922,487	247,728	-	43,397	399,691	4,613,303
Floating rate:
Argentine Peso	851,281	-	-	-	-	851,281
Bolivian Peso	-	-	16,104	-	-	16,104
Brazilian Reais	-	106,165	-	-	-	106,165
US Dollar	127,383	-	-	-	-	127,383
Subtotal variable rate borrowings	978,664	106,165	16,104	-	-	1,100,933
Total borrowings as per analysis	4,901,151	353,893	16,104	43,397	399,691	5,714,236
Finance leases	3,050	-	-	-	-	3,050
Total borrowings as per statement of financial position	4,904,201	353,893	16,104	43,397	399,691	5,717,286

	June 30, 2012 Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	81,768	-	-	-	-	81,768
Brazilian Reais	-	109,731	-	-	-	109,731
US Dollar	2,737,269	-	18,734	35,700	-	2,791,703
Subtotal fixed-rate borrowings	2,819,037	109,731	18,734	35,700	-	2,983,202
Floating rate:
Argentine Peso	679,071	-	-	-	-	679,071
Brazilian Reais	-	193,041	-	-	-	193,041
US Dollar	61,674	-	15,924	22,635	-	100,233
Subtotal variable rate borrowings	740,745	193,041	15,924	22,635	-	972,345
Total borrowings as per analysis	3,559,782	302,772	34,658	58,335	-	3,955,547
Finance leases	1,622	-	-	-	-	1,622
Total borrowings as per statement of financial position	3,561,404	302,772	34,658	58,335	-	3,957,169

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the years ended June 30, 2013 and 2012. A 1% decrease in floating rates would have an equal and opposite effect on the statement of income. The table below shows the Group’s sensitivity to interest rate risks. The amounts are presented in Argentine Pesos.

	June 30, 2013 Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	Total
Floating rate:
Argentine Peso	8.51	-	-	-	8.51
Bolivian Peso	-	-	0.16	-	0.16
Brazilian Reais	-	1.06	-	-	1.06
US Dollar	1.27	-	-	-	1.27
Total effects on Profit before income tax	9.78	1.06	0.16	-	11.00

	June 30, 2012 Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Peso Bolivian	Uruguayan Peso	Total
Floating rate:
Argentine Peso	6.8	-	-	-	6.8
Brazilian Reais	-	1.9	-	-	1.9
US Dollar	0.6	-	0.2	0.2	1
Total effects on Profit before income tax	7.4	1.9	0.2	0.2	9.7

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of the interest rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Commodity price risk and associated derivative financial instruments:

The Group’s agricultural activities expose it to specific financial risks related to commodity prices. Prices for commodities have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agricultural industry.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

Generally, the Group uses derivative instruments to hedge risks arising out of its agricultural business operations. The Group uses a variety of commodity-based derivative instruments to manage exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop forwards, future contracts and put and call option contracts. Contract positions are designed to ensure that the Group will receive a defined minimum price for certain quantities of its production. The Group combines option contracts with future contracts only as a means of reducing the exposure towards the decrease in commodity prices, as being a producer means that the price is uncertain until the time the products are harvested and sold. The Group manages maximum and minimum prices for each commodity and the idea is to choose the best spot price at which to sell.

The Group generally covers up to 50% of its crop production in order to finance its operating costs. The hedge consists of taking positions on purchased puts or sold futures and calls that assure a fixed exit price. In the past, the Group has never kept a short position greater than its crop inventories and does not intend to. On the other hand, it is not the Group’s current intention to be exposed in a long derivative position in excess of its actual production.

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2013 and 2012. The amounts are presented in thousand of Argentine Pesos.

	June 30, 2013
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain/ (loss) for valuation at fair value at year-end
Futures:
Sell
Corn	12,640	235	-	4,058	715
Soybeans	61,760	821	-	28,682	4,431
Options:
Sell put
Soybeans	12,240	-	6,168	7,135	967
Corn	300	3	-	-	(9)
Total	86,940	1,059	6,168	39,875	6,104

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

	June 30, 2012
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Premium at fair value	Gain/ (loss) for valuation at fair value at year-end
Futures:
Sell
Corn	1,100	39	-	203	132
Soybeans	11,600	625	-	-	(210)
Wheat	2,100	75	-	-	(53)
Options:
Sell put
Corn	2,540	-	(76)	(59)	17
Purchase put
Corn	2,540	-	160	126	(34)
Soybeans	6,800	-	933	686	(247)
Purchase call
Soybeans	1,900	-	47	65	18
Accumulator:
Soybeans	74,820	-	-	(17,203)	-
Corn	24,360	-	-	(5,135)	-
Total	127,760	739	1,064	(21,317)	(377)

The deposits/costs on open futures and options as of June 30, 2013 and 2012, were Ps. 1.1 million and Ps. 0.7 million, respectively.

The premiums paid for open options as of June 30, 2013 and 2012, were Ps. 34.3 million and Ps. 1.1 million, respectively.

Gains and losses on commodity-based derivative instruments were Ps. 5.1 million (gain) and Ps. 51.1 million (loss) for the years ended June 30, 2013 and 2012, respectively. These gains and losses are included in “Other operating income, net” in the statement of income.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

Other price risk:

The Group is exposed to equity securities price risk because of investments held in entities that are publicly traded (TGLT, Hersha and Supertel), which are classified on the consolidated statement of financial position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

As of June 30, 2013 and 2012 equity investments of the Group amounts to Ps. 226.1 million and Ps. 615.4 million, respectively.

The Group estimates that, other factors being constant, a 10% decrease in equity quoted prices at year-end would decrease profit before income tax for the years ended June 30, 2013 and 2012. The table below shows the Group’s sensitivity to equity securities price risk.

	Decrease in profit before income tax (in million of Ps.)	Decrease in profit before income tax (in million of Ps.)
Company	June 30, 2013	June 30, 2012
TGLT	5.7	6.5
Hersha	3.0	43.3
Supertel	13.9	15.8
Dolphin Fund PLC	1.7	-
Total	24.3	65.6

(b)	Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group.

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. Credit risk is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

The Group’s policy is to manage credit exposure to deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high quality credit. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statement of financial position.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk and commodities prices. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counter party. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that the Group has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

The Group’s policy is to manage credit risks associated with trade and other receivables within defined trading limits. All Group’s significant counterparties have internal trading limits. The Group’s customers are distinguished between those customers arising out of the investment and development properties activities of the Group from those arising out of its agricultural and agro-industrial operations. These two groups of customers are monitored separately due to their distinct characteristics.

Investment and development properties activities

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping centers, office and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). The Group has a large customer base and is not dependent on any single customer.

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 40%, 37% and 29% of the Group’s total trade receivables as of June 30, 2013, 2012 and July 1, 2011, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful account balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See Note 19 for details.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

On the other hand, property receivables related to the sale of trading properties represent 13%, 13% and 7% of the Group’s total trade receivables as of June 30, 2013, 2012 and July 1, 2011, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

Agricultural and agro-industrial activities

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feed lot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and, other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 34%, 27.5% and 36.8% of the Group’s total trade receivables as of June 30, 2013, 2012 and July 1, 2011, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil and Bolivia. However, Argentina and Brazil together concentrate more than 96% and 87% of the Group’s grain production for the years ended June 30, 2013 and 2012, respectively. Each country has its own established market for the respective grain production. Generally, the entire country’s grain production is sold in the domestic market to well-known multinational exporters such as Molinos, Cargill or Bunge, and/or local exporters. Prices for grains are also generally based on the market prices quoted in the domestic markets which normally take as reference the prices in international grain exchanges such as the Chicago Board of Trade.

For the years ended June 30, 2013 and 2012, more than 62% and 39%, respectively of the Group’s combined sales of crops in Argentina and Brazil was sold to three well-known exporters with high quality standing. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

For the years ended June 30, 2013 and 2012, the grain production in Bolivia has not been significant representing only 10% of the total Group’s crop sales, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The Group concentrates its cattle production in Argentina where it is entirely sold in the domestic market. The main buyers are slaughterhouses and supermarkets and are well dispersed. Prices in the beef cattle market in Argentina are basically fixed by local supply and demand. The principal market is the Liniers Meat Market in Buenos Aires, which provides a standard in price formation for the rest of the domestic markets. Live animals are sold by auction on a daily basis in the market, whereas prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, processing yields influences the final price.

The Group’s milk production is also based in Argentina. The Group has historically sold its entire milk production to Mastellone Hnos S.A., which is the largest dairy company in Argentina. Sales to Mastellone amounted to Ps. 36.1 and Ps. 30.2 million for the years ended June 30, 2013 and 2012, respectively, representing 3.4% and 3% of the Group’s agricultural consolidated revenue for those years, respectively, and 1% of the Group’s total revenues. Although sales are concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of Mastellone. As milk is a perishable product there is no ability for the Group to mitigate pricing risk through inventory management. The Group negotiates the prices of raw milk on a monthly basis in accordance with domestic supply and demand. Prices for milk are based on a number of factors including fat and protein content, bacteria levels and temperature. However, dairy prices have historically tended to have reasonable correlation with prices of agricultural inputs such as feed and fertilizer, and the Group monitors these relationships in order to adapt its tactics to suit.

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates more than 99.99% of the Group’s total sugar production. Currently, the Group has one farm in Brazil dedicated to sugar production and the entire output is sold to a third-party, ETH Bioenergia S.A. (“ETH”), under an exclusive agreement dated March 2008. ETH is the largest ethanol producer in Brazil. Under the agreement, ETH is contractually obligated to purchase the entire production of two crop cycles of sugarcane comprising six agricultural years with five cuts, with the possibility of extending them for another full agricultural cycle upon prior agreement of the parties. The duration of each cycle may be extended if the parties wish to do so. Currently, the Group is selling to ETH at market price. Sales to ETH amounted to Ps. 148 million and Ps. 98.1 million for the years ended June 30, 2013 and 2012, respectively, representing 14% and 9.4% of the Group’s agricultural consolidated revenue for those years, respectively. Although sales are concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of ETH.

The management does not expect any significant losses resulting from the non-performance by these counterparties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The maximum exposure to Group’s credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s overall exposure of credit risk arising from trade receivables is set out in Note 19.

(c)	Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statement of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

The Group monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

The Group’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with Group’s needs, by spreading the repayment dates and extending facilities, as appropriate.

The tables below show financial liabilities, including Group’s derivative financial liabilities groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

At June 30, 2013	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	966,808	94,073	30,354	32,429	19,306	1,142,970
Borrowings (Excluding finance lease liabilities)	2,143,947	1,050,346	328,481	1,574,852	1,755,509	6,853,135
Finance lease	1,488	1,408	227	-	-	3,123
Derivative financial instruments	8,691	2,773	-	-	-	11,464
Total	3,120,934	1,148,600	359,062	1,607,281	1,774,815	8,010,692
At June 30, 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	597,572	167,116	-	410	1,334	766,432
Borrowings (Excluding finance lease liabilities)	1,185,987	686,402	521,527	200,515	2,418,571	5,013,002
Finance lease	1,095	183	137	107	100	1,622
Derivative financial instruments	18,558	22,859	-	-	-	41,417
Total	1,803,212	876,560	521,664	201,032	2,420,005	5,822,473

At July 1, 2011	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	588,311	155,726	-	-	-	744,037
Borrowings	1,479,803	748,377	207,787	380,915	2,412,937	5,229,819
Derivative financial instruments	8,353	-	-	-	-	8,353
Total	2,076,467	904,103	207,787	380,915	2,412,937	5,982,209

(d)	Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 26. The Group’s equity is analyzed into its various components in the statement of changes in equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e. debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by taking out insurance.

The Group’s strategy is to maintain key financing metrics, namely, net debt to total equity ratio (gearing) and loan-to-value ratio (LTV) to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details the key metrics in relation to managing its capital structure of the Group.

	June 30, 2013	June 30, 2012	July 1, 2011
Gearing ratio (i)	61.36%	45.76%	40.43%
LTV ratio (ii)	123.77%	71.71%	61.85%

(i)	Calculated as total debt (including current and non-current borrowings) divided by total capital (including equity plus total debt). Share of joint ventures is not considered in the calculation.
(ii)	Calculated as total debt divided by for total property and investments (including trading properties, investment properties and farmland). Share of joint ventures is not considered in the calculation.

(e)	Other non-financial risks

Nature risk:

The Group’s revenue arising from agricultural activities depends significantly on the ability to manage biological assets and agricultural produce. The ability to manage biological assets and agricultural produce may be affected by unfavorable local weather conditions and natural disasters. Weather conditions such as floods, droughts, hail, windstorms and natural disasters such as fire, disease, insect infestation and pests are examples of such unpredictable events. The Group manages this risk by locating its farmlands in different geographical areas. The Group has not taken out insurance for this kind of risks. The occurrence of severe weather conditions or natural disasters may affect the growth of our biological assets, which in turn may have a material adverse effect on the Group’s ability to harvest agricultural produce in sufficient quantities and in a timely manner.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

Property risk:

There are several risks affecting the Group’s property investments. The composition of the Group’s property portfolio including asset concentration and lot size may impact liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and average investment property lot size.

A change in trends and economic conditions causes shifts in customer demands for properties with impact on new lettings, renewal of existing leases and reduced rental growth. Also changes increase risk of tenant insolvencies. The Group conducts several actions to mitigate some of these risks whenever possible. The variety of asset types and geographical spread as well as a diversified tenant base, with monitoring of tenant concentration, helps mitigating these risks.

The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people, the level of sales of each shopping center rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Argentine Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

Risks associated with development properties activities include the following: the potential abandonment of development opportunities; construction costs exceeding original estimates, possibly making a project uneconomical; occupancy rates and rents at newly completed projects may be insufficient to make the project profitable. On the other hand, the Group’s inability to obtain financing on favorable terms for the development of the project; construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and the Group’s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions; prices for residential units may be insufficient to cover development cost. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.

The Group’s hotel properties face specific risks as well. The success of the Group’s hotel properties will depend, in large part, upon the Group’s ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. The Group’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, their profitability depends on (i) the Group’s ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

6.	Critical accounting estimates, assumptions and judgements

The Group’s significant accounting policies are stated in Note 2. Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following section is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimation involved in their application and their impact on the consolidated financial statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Critical accounting estimates, assumptions and judgements (Continued)

(a) Business combinations – purchase price allocation

The acquisition of subsidiaries is accounted for using the acquisition method. Accounting for business combinations requires the determination of the fair value of the various assets and liabilities of the acquired business. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. These assumptions may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(b) Impairment testing of goodwill and other non-current assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment, investment property and finite-life intangible assets to determine wether there is any indication that those assets have suffered an impairment loss. The indications that must be taken into account in the analysis are, among other points, physical damage or significant changes to the manner in which the asset is used, worse than expected economic performance or a drop in revenues. Where the asset does not generate cash flows that are independent from others assets, the Group estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is any evidence of impairment. For the purposes of the impairment testing, goodwill is to be allocated since acquisition among each of the cash generating units or groups of cash generating units (“CGU”) that are expected to benefit from the synergies of the respective business combinations, regardless of the allocation of other assets or liabilities owned by the acquired entity to these cash-generating units or groups of cash-generating units.

If the recoverable amount of an asset or CGU is lower than its carrying amount, the carrying value of the asset or CGU is thus written down to its recoverable value. The impairment losses are recorded immediately in the statement of income.

Given the nature of its assets and activities, most of the Group’s individual assets do not generate cash flows that are independent of those from CGU. Therefore, the Group estimates the recoverable amount of the CGU for the purposes of the impairment test.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Critical accounting estimates, assumptions and judgements (Continued)

Generally, each shopping center, office building and undeveloped property is deemed to be a separate CGU. As regards farmlands used for agricultural activities, when farmland is used for single activities (i.e. crops), it is considered as one CGU, but when farmlands are used for more than one activity (i.e. crops and cattle), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing.

There were no indications of impairment in any of the reported years. Therefore, the Group carried out impairment tests only on such CGU to which goodwill was allocated.

The following table shows the amounts of goodwill and non-current assets other than goodwill of the  CGUs where goodwill was allocated at the date of acquisition for each of June 30, 2013 and 2012 and July 1, 2011:

CGU	Country	Segment	Method of valuation	06/30/2013	06/30/2012	07/01/2011
Abasto	Argentina	Shopping Centers	(i)	3,307	3,307	3,307
Alto Palermo	Argentina	Shopping Centers	(i)	3,608	3,608	3,608
Bouchard 551	Argentina	Offices and other rental properties	(i)	2,878	2,878	2,878
Museo Renault	Argentina	Offices and other rental properties	(i)	-	-	2,620
Madison	United States	International	(i)	51,069	-	-
Santa María del Plata	Argentina	Sales and development	(i)	4,535	4,535	4,535
Torre Bank Boston	Argentina	Offices and other rental properties	(i)	4,873	4,873	4,873
Conil	Argentina	Sales and development	(i)	344	344	344
Jatobá	Brazil	Agriculture	(i)	1,792	1,650	1,940
Chaparral	Brazil	Agriculture	(i)	1,347	1,240	1,458
Cremaq	Brazil	Agriculture	(i)	1,304	1,200	1,411
Araucaria	Brazil	Agriculture	(i)	1,995	1,837	2,158
				77,052	25,472	29,132
Closing value of non-current assets other than goodwill (ii)				2,514,952	1,678,492	1,459,318
Total assets allocated to CGUs				2,592,004	1,703,964	1,488,450

(i)	The following table details the models used for each segment.
(ii)	Non-current assets include investment properties (primarily shopping centers and offices), properties, plant and equipment; intangible assets and net working capital.

The Group carried out the impairment test on these CGU on the basis of its value in use and determined that no impairment should be recognized on the value of these assets for any of the reported years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Critical accounting estimates, assumptions and judgements (Continued)

For the CGU included in segments “Shopping centers” and “Offices and others rental properties” the Group uses the fair value of investment property estimated by independent appraisers. The involvement of an independent appraiser is required according to Resolution No. 576/10 of the National Securities Commission of Argentina.

Under the discounted cash flows model, independent appraisers estimate the amount of net future cash flows based on the specific features of each property (including but not limited to location, sales, occupation and turnout, useful lives, among others), existing agreements, market information and future forecasts as of the valuation date. Net income forecasts and revenues growth rates are among the most important assumptions used in the valuation. This estimate also considers the discount rates that reflect the market assessments regarding uncertainties in terms of the cash flow amount and timing. Any inaccuracy in the most sensitive assumptions used by the appraisers may result in differences in the fair value of the Group’s properties.

Under the model of sales comparison approach, the sale price of comparable property located nearby is adjusted by the differences in the most significant features of such property, such as, size and condition. The most relevant data included in this method is the price per square meter.

The following table details the models used for each segment:

CGU	06/30/2013	06/30/2012	07/01/2011
Shopping Center Properties	Discounted cash flows	Discounted cash flows	Discounted cash flows
Offices and other rental properties	Comparable market data	Discounted cash flows	Discounted cash flows
International	Discounted cash flows	-	-
Sales and developments	Comparable market data	Comparable market data	Comparable market data
Agriculture	Comparable market data	Comparable market data	Comparable market data

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Critical accounting estimates, assumptions and judgements (Continued)

Finally, for the CGUs included in the “Agriculture” business segment, the fair value of farmland is also estimated using the comparative sales method. In these cases, farmland is valued based on its production value, that is, its capacity to produce grains and/or raise cattle, as well as other factors, such as the weather or the geographic location. Farmland is classified in accordance with factors such as texture and quality, yield, topography, rain levels and soil drainage. Based on the factors listed before, different land classifications are assigned to each rural property in order to ascertain its value. Soil classifications quantify factors that contribute to the agricultural capacity of such soil, and range from the most productive to the least productive soil for agricultural activity. A price is assigned per hectare to each type of soil. This price per hectare is based on a quantitative and qualitative analysis which takes into consideration the current yield and productivity of that soil, the potential productivity of the soil based on its best use, the projected gross margin derived from the use of the soil, the rental value obtained from the use of the soil, if applicable, and the existence of comparable farmland of similar characteristics in the same topographic area. The results obtained as a result of the description above are compared to actual sale prices, if available, and the market current conditions, in order to ensure that such values are correct, consistent and fair.

Management believes these assumptions are conservative and that any reasonable change in them would not increase the book value of the CGUs so as to exceed its recoverable value.

(c) Biological assets and agricultural produce at the point of harvest

The Group measures biological assets that have attained significant biological growth and agricultural produce at the point of harvest at fair value less costs to sell. Biological assets include mainly unharvested crops, beef and dairy cattle, sheep, sugarcane plantations and tree plantations. The agricultural produce includes harvested crop, raw meat, raw milk, wool and others.

Crops and oilseeds

The Group’s crops generally include crops and oilseeds (corn, wheat, barley, sorghum, soybean and sunflower) as well as cotton. The Group measures biological assets that have attained significant biological growth at fair value less costs to sell. The Group measures biological assets that have not attained significant biological growth or when the impact of biological transformation on price is not expected to be material, at cost less any impairment losses, which approximates fair value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Critical accounting estimates, assumptions and judgements (Continued)

The following table shows the stages and average periods where the Group’s crops have a significant biological growth, based on agronomical studies and other inputs:

Crops	Total days (planting/harvest)	Average days (planting/harvest)	Significant Biological Growth	Total days (planting/significant growth)	Average days (planting/significant growth)
Wheat/barley	From 150 to 180	165	7 (milk grain stage)	From 110 to 140	125
Corn	From 150 to 180	165	R3 (milk grain stage)	From 80 to 110	95
Sorghum	From 150 to 180	165	7 (milk grain stage)	From 80 to 110	95
Soybeans	From 120 to 160	140	R5 (beginning of seed filling)	From 75 to 90	82.5
Sunflowers	From 120 to 150	135	R6 (end of flowering stage)	From 80 to 100	90
Cotton	From 130 to 180	155	3 (end of flowering stage)	From 90 to 120	105

The Group’s fiscal year begins on July 1 and ends the following June 30 of the following year. However, production is based on the harvest year of each one of these crops. A harvest year varies according to the crop, the type or variety of hybrid and the climate where they are grown. The planting period for a given plant may start earlier on one farm than on another, causing differences in their respective harvesting periods.

The following table shows the production process for each of Group’s most significant crops and oilseeds, reflecting the average periods at which each stage of production occurs:

Crops	Planting	Harvesting	Selling
Soybeans	Between September and December	Between April and June	From April onwards
Soybeans (second harvest)	Between November and January	Between May and July	From May onwards
Corn / Sorghum	Between October and December	Between May and August	From May onwards
Wheat	Between June and August	Between November and January	From November onwards
Sunflowers	Between September and October	Between February and March	From February onwards
Cotton	Between November and December	Between July and August	From July onwards

These crops are also grown, on a lesser scale, in Bolivia. Production, harvesting and sale timescales in this country may differ from the ones already mentioned since, given the country’s particular climate, there are specific crops that may be produced in winter as well as in summer, unlike in Argentina.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Critical accounting estimates, assumptions and judgements (Continued)

Sugarcane:

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. This crop’s production requires specific weather conditions (tropical and subtropical climates) because it is a perennial and long-term crop with an average life cycle of five years. Each sugarcane planting generally yields five harvests. Once the production life cycle is over, crop renewal is brought about. Sugarcane planting is done between March and June each year, while harvesting and subsequent sale take place between May and November each year. The Group recognizes these crops at a fair value net of costs of sales from the moment of planting.

Other biological assets:

The mares, sheep and tree plantations are measured at fair value les costs to sell at birth or acquisition date, accordingly.

Fair value of biological assets:

When an active market exists for biological assets, the Group uses the quoted market price in the principal market as a basis to determine the fair value of its biological assets, as in the case of beef or dairy cattle. When there is no active market or market-determined prices are not available, (for example, unharvested crops with significant growth), the Group determines the fair value of a biological asset in its present location and condition based on the present value of expected net cash flows from the biological asset discount (“DCF”). The DCF model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Key assumptions utilized in the DCF method include future market prices, estimated yields at the point of harvest and estimated future costs of harvesting and other costs.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Critical accounting estimates, assumptions and judgements (Continued)

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used may result in a significant increase or decrease to the fair value of biological assets recognized at any given time. Cash flows are projected based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value. The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted.

As of June 30 of each year, the Group’s biological assets that are subject to a valuation model include unharvested crops, sugarcane plantations and tree plantations. The tree plantations are immaterial to the Group’s operations and therefore any reasonable shift in the assumptions used in the valuation model may not have a significant impact in the fair value less costs to sell of the Group’s biological assets. Accordingly, the Group’s sensitivity analyses provided below were based only on crops and sugarcane plantations. The sensitivity analysis included below is divided among countries due to the existing differences between the different markets in which it operates.

Argentina

As of June 30, 2013 and 2012, a decrease of 10% in estimated market prices, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 7.4 and Ps. 6.7 million, respectively. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

As of June 30, 2013 and 2012, an increase of 10% in estimated costs, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 3.6 million and Ps. 3.9 million, respectively. A decrease of 10% in estimated costs, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharversted crops.

As of June 30, 2013 and 2012, a decrease of 10% in estimated yield, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 5.8 million and Ps. 3.1 million, respectively. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Critical accounting estimates, assumptions and judgements (Continued)

Brazil

As of June 30, 2013 and 2012, a decrease of 10% in estimated market prices, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 21.6 million and Ps. 16.9 million, respectively. An increase of 1% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops and sugarcane plantations.

As of June 30, 2013 and 2012, an increase of 10% in estimated costs, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 15.6 million and Ps. 11.6 million, respectively. An increase of 1% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

As of June 30, 2013 and 2012, a decrease of 10% in estimated yields, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 15.6 million and Ps. 12.3 million, respectively. An increase of 1% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

Bolivia

As of June 30, 2013 and 2012, a decrease of 10% in estimated market prices, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 5.4 million and Ps. 4.3 million. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

As of June 30, 2013 and 2012, an increase of 10% in estimated costs, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 3.0 million and Ps. 1.7 million, respectively. A decrease of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Critical accounting estimates, assumptions and judgements (Continued)

As of June 30, 2013 and 2012, a decrease of 10% in estimated yield, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 3.4 million and Ps. 3.1 million, respectively. An increase of 10% in estimated yield, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

(d) Trading properties

Trading properties include land and work in progress in respect of development sites with a view to sale. Trading properties are carried at the lower of cost and net realizable value. On each development, judgment is required to assess whether the cost of land and any associated construction work in progress is in excess of its net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs to completion and estimated selling costs.

The estimation of the net realizable value of the Group’s trading properties under development, is inherently subjective due to a number of factors, including their complexity, unusually large size, the substantial expenditure required and long timescales to completion. In addition, as a result of these timescales to completion, the plans associated with these developments could be subject to significant variation. As a result, the net realizable values of the Group’s trading properties are subject to a degree of uncertainty and are made on the basis of assumptions which may not prove to be accurate.

IfIf actual results differ from the assumptions upon which the external valuer has based its valuation, this may have an impact on the net realizable value of the Group’s trading properties, which would in turn have an effect on the Group’s financial condition.

(e) Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at statement of financial position.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Critical accounting estimates, assumptions and judgements (Continued)

(f) Allowance for trade receivables

As described on Note 2.18, the Group makes some estimation in order to calculate the provision for doubtful accounts. If the amount estimated differs to the present value, actual write-offs would be more/less than expected.

(g) Income taxes

The Group is subject to income taxes in different jurisdictions. Significant judgment is required in determining the overall provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

The Group assesses the realizability of deferred tax assets, by considering whether it is probable that some portion or all of the deferred tax assets will not be realized. In order to make this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. See Note 29 for details.

7.	Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”). Such function is carried out by the Group’s Executive Committee in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the management body, that is to say, the Board of Directors. CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•
The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is ten percent or more of the combined revenue, internal and external, of all operating segments;

•	The absolute amount of its reported profit or loss is ten percent or more of the greater, in absolute amount, of:

o	the combined reported profit of all operating segments that do not report a loss; and

o	the combined reported loss of all operating segments that report a loss.

•	Its assets are ten percent or more of the combined assets of all operating segments.

As well as this, the operating segments that do not meet any of the quantitative thresholds can be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Group’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Group’s consolidated external revenue is included in reportable segments. Once the 75% of the Group’s consolidated external revenue is included in reportable segments, the remaining operating segments are aggregated in the "All other segments" column.

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group operates in two businesses areas, namely, Agricultural business and Investment and Development Properties business.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

The Group’s Agricultural business is further comprised of eight reportable segments (the reporting segments of crops, cattle, dairy, sugarcane and agricultural leases and services are included within “Agriculture” activities):

•
The “Crops” Segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Group is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation; the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign.

•	The “Cattle” Segment consists of breeding, purchasing and/ or fattening of free-range beef cattle for sale to meat processors and local livestock auction markets.

•	The “Dairy” Segment consists of breeding and/ or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers.

•	The “Sugarcane” Segment consists of planting, harvesting and sale of sugarcane.

•	The “Agriculture Rentals and Services” Segment consists of services (for example: irrigation) and leasing of the Group’s farms to third parties.

•	The “Land transformation and sales” Segment comprises gains from the disposal and development of farmlands activities.

•
The “Agro-industrial” Segment consists of feedlot farming for slaughtering process in its own packing plant or for cattle finishing services to third-parties. Feedlot farming is distinctive and requires specific care and diets which differ from those provided to free-range cattle. This activity represents a separate operating segment due to the distinctive characteristics of the cattle feedlot system and its integration with industrialized meat processing.

•	The “Other Segments” column consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure includes the brokerage activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

The Group’s Investment and Development properties business is further comprised of six operative segments:

•
The “Shopping centers” Segment includes results from the commercial exploitation and development of shopping centers. Such results originate mainly from the lease and the delivery of services related to the lease of commercial facilities and other spaces in the Group’s shopping centers.

•	The “Office” Segment includes the operating results of the Group’s lease and service revenues of office space and other service revenues related to the office activities.

•
The “Development and sale of properties” Segment includes the operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance.

•	The “Hotels” Segment includes the operating results of the Group’s hotels principally comprised of room, catering and restaurant revenues.

•	The “International” Segment includes the return on investments in associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country.

•	The “Financial operations and others” Segment primarily includes the financial activities carried out by Tarshop S.A. and Grupo Banco Hipotecario S.A., etc.

For ease of presentation, the following tables present summarized information for the two lines of business of the Group, i.e. agriculture and investment and urban properties activities. The following tables represent the reportable segments of each of the Group’s lines of business.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7. Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the years ended June 30, 2013 and 2012:

	Year ended June 30, 2013
	Agricultural business (I)	Urban properties and investments (II)	Total
Group Revenues	1,347,801	2,323,409	3,671,210
Group Costs	(2,038,150)	(1,203,146)	(3,241,296)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	888,493	-	888,493
Changes in net realizable value of agricultural produce after harvest	11,756	-	11,756
Gross Profit / (Loss)	209,900	1,120,263	1,330,163
Gain from disposal of investment properties	-	178,026	178,026
Gains from disposal of farmlands	149,584	-	149,584
General and administrative expenses	(150,332)	(196,998)	(347,330)
Selling expenses	(172,139)	(117,119)	(289,258)
Other operating income, net	(1,837)	91,771	89,934
Profit / (Loss) from operations	35,176	1,075,943	1,111,119
Share of profit/ (loss) of associates and joint ventures	9,191	(20,864)	(11,673)
Segment Profit / (Loss)	44,367	1,055,079	1,099,446

Investment properties	25,317	4,316,248	4,341,565
Property, plant and equipment	1,675,420	231,734	1,907,154
Trading properties	-	213,638	213,638
Goodwill	6,438	75,852	82,290
Biological assets	402,594	-	402,594
Inventories	239,011	16,428	255,439
Interests in associates and joint ventures	31,223	1,154,830	1,186,053
Total segment assets	2,380,003	6,008,730	8,388,733

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

	Year ended June 30, 2012
	Agricultural business (I)	Urban properties and investments (II)	Total
Group Revenues	1,077,862	1,912,373	2,990,235
Group Costs	(1,605,254)	(971,684)	(2,576,938)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	708,706	-	708,706
Changes in net realizable value of agricultural produce after harvest	2,600	-	2,600
Gross Profit / (Loss)	183,914	940,689	1,124,603
Gain from disposal of investment properties	-	116,689	116,689
Gain from disposal of farmlands	45,490	-	45,490
General and administrative expenses	(140,571)	(175,903)	(316,474)
Selling expenses	(116,401)	(95,991)	(212,392)
Management fees	(8,696)	-	(8,696)
Other operating income, net	(61,729)	(36,995)	(98,724)
Profit / (Loss) from Operations	(97,993)	748,489	650,496
Share of profit/ (loss) of associates and joint ventures	5,655	28,922	34,577
Segment Profit / (Loss)	(92,338)	777,411	685,073

Investment properties	30,398	3,649,381	3,679,779
Trading properties	-	306,434	306,434
Property, plant and equipment	1,675,841	252,399	1,928,240
Goodwill	5,927	20,388	26,315
Biological assets	366,102	-	366,102
Inventories	240,207	15,659	255,866
Interests in associates and joint ventures	27,452	1,212,114	1,239,566
Total segment assets	2,345,927	5,456,375	7,802,302

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group for the years ended June 30, 2013 and 2012:

	June 30, 2013
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agriculture Rentals and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total agricultural business (i)
Group Revenues (I)	750,192	76,679	38,818	160,259	30,815	1,056,763	-	207,755	83,283	1,347,801
Group Costs	(1,227,832)	(145,940)	(74,826)	(302,206)	(12,052)	(1,762,856)	(5,675)	(198,402)	(71,217)	(2,038,150)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	572,081	79,336	40,741	197,317	-	889,475	-	-	(982)	888,493
Changes in net realizable value of agricultural produce after harvest	11,801	(45)	-	-	-	11,756	-	-	-	11,756
Gross Profit / (Loss)	106,242	10,030	4,733	55,370	18,763	195,138	(5,675)	9,353	11,084	209,900
Gain from disposal of farmlands	-	-	-	-	-	-	149,584	-	-	149,584
General and administrative expenses	(87,714)	(12,800)	(2,912)	(24,163)	(4,115)	(131,704)	(533)	(10,986)	(7,109)	(150,332)
Selling expenses	(114,976)	(10,926)	(1,713)	(4,006)	(1,530)	(133,151)	(10,604)	(21,507)	(6,877)	(172,139)
Other operating income, net	(11,249)	(3,264)	(738)	(27)	(1,043)	(16,321)	(135)	(1,305)	15,924	(1,837)
Profit / (Loss) from Operations	(107,697)	(16,960)	(630)	27,174	12,075	(86,038)	132,637	(24,445)	13,022	35,176
Share of profit / (loss) of associates and joint ventures	8,117	-	-	-	-	8,117	-	-	1,074	9,191
Segment Profit / (Loss)	(99,580)	(16,960)	(630)	27,174	12,075	(77,921)	132,637	(24,445)	14,096	44,367

Investment properties	-	-	-	-	25,317	25,317	-	-	-	25,317
Property, plant and equipment	1,115,211	136,824	21,440	303,283	456	1,577,214	58,026	20,287	19,893	1,675,420
Goodwill	4,443	-	-	1,995	-	6,438	-	-	-	6,438
Biological assets	56,394	197,202	28,134	111,064	-	392,794	-	-	9,800	402,594
Inventories	201,729	23,617	-	939	-	226,285	-	10,419	2,307	239,011
Interests in associates and joint ventures	28,858	-	-	-	-	28,858	-	-	2,365	31,223
Total segment assets (ii)	1,406,635	357,643	49,574	417,281	25,773	2,256,906	58,026	30,706	34,365	2,380,003

(i)
From all of the Group’s revenues corresponding to agricultural business, Ps. 796.3 million is originated in Argentina and Ps. 551.5 million in other countries, principally Brazil for Ps. 453.2 million.

(ii)
From all of the Group’s assets included in the segment corresponding to agricultural business, Ps. 883.1 million is located in Argentina and Ps. 1,496.9 million in other countries, principally Brazil for Ps. 1,190.1 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

	June 30, 2012
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agriculture Rentals and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business (I)
Group Revenues (I)	636,112	132,280	30,168	98,882	25,310	922,752	-	100,058	55,052	1,077,862
Group Costs	(1,051,867)	(163,531)	(57,841)	(167,921)	(2,567)	(1,443,727)	(4,653)	(110,764)	(46,110)	(1,605,254)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	513,404	78,982	34,010	82,251	-	708,647	-	-	59	708,706
Changes in net realizable value of agricultural produce after harvest	2,460	140	-	-	-	2,600	-	-	-	2,600
Gross Profit / (Loss)	100,109	47,871	6,337	13,212	22,743	190,272	(4,653)	(10,706)	9,001	183,914
Gain from disposal of investment properties	-	-	-	-	-	-	-	-	-	-
Gain from disposal of farmlands	-	-	-	-	-	-	45,490	-	-	45,490
General and administrative expenses	(86,771)	(14,926)	(2,939)	(19,429)	(3,700)	(127,765)	(507)	(7,370)	(4,929)	(140,571)
Selling expenses	(88,367)	(11,550)	(1,238)	-	(1,306)	(102,461)	(1,002)	(7,646)	(5,292)	(116,401)
Management fees	-	-	-	-	-	-	-	-	(8,696)	(8,696)
Other operating income, net	(58,113)	(2,991)	(583)	(12)	(733)	(62,432)	(101)	136	668	(61,729)
Profit / (Loss) from Operations	(133,142)	18,404	1,577	(6,229)	17,004	(102,386)	39,227	(25,586)	(9,248)	(97,993)
Share of profit/ (loss) of associates and joint ventures	6,018	-	-	-	-	6,018	-	-	(363)	5,655
Segment Profit / (Loss)	(127,124)	18,404	1,577	(6,229)	17,004	(96,368)	39,227	(25,586)	(9,611)	(92,338)

Investment properties	-	-	-	-	30,398	30,398	-	-	-	30,398
Property, plant and equipment	1,182,139	169,060	14,545	222,050	2,363	1,590,157	55,555	21,303	8,826	1,675,841
Goodwill	4,090	-	-	1,837	-	5,927	-	-	-	5,927
Biological assets	57,102	183,817	25,987	96,389	-	363,295	-	-	2,807	366,102
Inventories	193,534	40,597	1,596	2,474	1,950	240,151	-	-	56	240,207
Interests in associates and joint ventures	25,563	-	-	-	-	25,563	-	-	1,889	27,452
Total segment assets (ii)	1,462,428	393,474	42,128	322,750	34,711	2,255,491	55,555	21,303	13,578	2,345,927

(i)
From all of the Group’s revenues corresponding to agricultural business, Ps. 647.8 million is originated in Argentina and Ps. 430.0 million in other countries, principally Brazil for Ps. 347.2 million.

(ii)
From all of the Group’s assets included in the segment corresponding to agricultural business, Ps. 813.7 million is located in Argentina and Ps. 1,548.2 million in other countries, principally Brazil for Ps. 1,287.2 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

(ii)	Urban properties and investments

The following tables present the reportable segments of the urban properties and investments line of business of the Group for the years ended June 30, 2013 and 2012:

	June 30, 2013
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total urban and investment properties(II)
Group Revenues (I)	1,622,346	291,123	141,996	225,836	40,905	1,203	2,323,409
Group Costs	(770,320)	(122,186)	(106,558)	(169,071)	(33,494)	(1,517)	(1,203,146)
Gross Profit / (Loss)	852,026	168,937	35,438	56,765	7,411	(314)	1,120,263
Gain from disposal of investment properties	-	-	178,026	-	-	-	178,026
General and administrative expenses	(66,476)	(34,876)	(32,901)	(49,337)	(13,158)	(250)	(196,998)
Selling expenses	(58,908)	(11,360)	(16,456)	(28,807)	-	(1,588)	(117,119)
Other operating income, net	(45,020)	(901)	6,342	(369)	135,082	(3,363)	91,771
Profit / (Loss) from Operations	681,622	121,800	170,449	(21,748)	129,335	(5,515)	1,075,943
Share of profit of associates and joint ventures	-	(2,514)	1,570	83	(82,552)	62,549	(20,864)
Segment Profit / (Loss)	681,622	119,286	172,019	(21,665)	46,783	57,034	1,055,079

Investment properties	2,258,444	857,782	447,363	-	744,587	8,072	4,316,248
Property, plant and equipment	17,385	29,828	3,972	180,350	199	-	231,734
Trading properties	1,484	106	131,587	-	80,461	-	213,638
Goodwill	8,582	11,661	4,540	-	51,069	-	75,852
Inventories	10,003	-	463	5,962	-	-	16,428
Investments in associates and joint ventures	-	23,385	32,759	21,339	802	1,076,545	1,154,830
Total segment assets (ii)	2,295,898	922,762	620,684	207,651	877,118	1,084,617	6,008,730

(i)	From all of the Group’s revenues corresponding to urban properties and investment business, Ps. 2,283 million is originated in Argentina and Ps. 41 million in United States, respectively.
(ii)
From all of the Group’s assets included in the urban properties and investment segment, Ps. 5,132 million is located in Argentina and Ps. 877 million in other countries, principally in United States for Ps. 800 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

	June 30, 2012
	Shopping Center Properties	Offices and other rental properties	Sales and developments	Hotels	International	Financial operation and others	Total urban and investment properties (II)
Group Revenues (I)	1,321,589	253,186	162,750	170,012	-	4,836	1,912,373
Group Costs	(633,473)	(99,027)	(119,623)	(117,874)	-	(1,687)	(971,684)
Gross Profit / (Loss)	688,116	154,159	43,127	52,138	-	3,149	940,689
Gain from disposal of investment properties	-	-	116,689	-	-	-	116,689
General and administrative expenses	(56,863)	(36,058)	(36,473)	(37,375)	(8,838)	(296)	(175,903)
Selling expenses	(44,175)	(10,049)	(21,136)	(22,788)	-	2,157	(95,991)
Other operating income, net	(23,126)	(6,302)	(6,820)	(1,526)	43	736	(36,995)
Profit / (Loss) from Operations	563,952	101,750	95,387	(9,551)	(8,795)	5,746	748,489
Share of profit of associates and joint ventures	-	-	1,046	(134)	(56,241)	84,251	28,922
Segment Profit / (Loss)	563,952	101,750	96,433	(9,685)	(65,036)	89,997	777,411

Investment properties	2,178,353	1,047,242	423,786	-	-	-	3,649,381
Trading properties	-	-	244,990	-	61,444	-	306,434
Property, plant and equipment	15,989	37,789	4,164	194,258	199	-	252,399
Goodwill	7,758	7,751	4,879	-	-	-	20,388
Inventories	10,394	-	474	4,791	-	-	15,659
Investments in associates and joint ventures	-	-	28,727	21,256	118,326	1,043,805	1,212,114
Total segment assets (ii)	2,212,494	1,092,782	707,020	220,305	179,969	1,043,805	5,456,375

(i)	The Group’s revenues are entirely originated in Argentina.
(ii)	From all of the Group’s assets included in the segment, Ps. 5,291 million is located in Argentina and Ps. 180 million in other countries, principally in United States for Ps. 118.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

Concerning agricultural business, cattle, dairy cattle and agroindustrial activities are mainly concentrated in Argentina. The crop activities of the Group are primarily concentrated in Argentina, Brazil, Bolivia and Paraguay, while sugar cane production is developed in Brazil and Bolivia.

The shopping center properties and hotels of the Group are all located in Argentina, the country of domicile of the Group. Substantially all of the office and other rental properties of the Group are located in Argentina, except for two office building properties located in the United States of America which are owned by associates of the Group and are disclosed in column "International". The trading properties of the Group are also located in Argentina and Uruguay.

The operating results of Cresca, Cyrsa, Nuevo Puerto Santa Fe, Canteras Natal Crespo, Baicom Networks and Quality Invest joint venture operations are presented on a proportionate format. The proportionate format presents the net income from the equity-accounted joint venture on a line-by-line basis rather than as a single line item as IFRS requires to be shown in the consolidated statement of income. Management considers that given that the assets underlying both the consolidated and equity-accounted operations are similar and the drivers of their results are similar, that the proportionate consolidation format is a more useful way to understand the performance of the agricultural business. This is because the proportionate format aggregates both revenue and expense items rather than netting them for equity accounted ventures and only reflecting their performance as a single line item of profit or loss. As a result, the proportionate format is what the CODM considers in assessing and understanding the performance and results of operations of the agricultural business as a whole.

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated Financial Statements, except for the Group’s share of profit or loss of joint ventures as discussed in the segment tables above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

7.	Segment information (Continued)

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	June 30, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Total Statement of Income
Group Revenues	3,671,210	(142,659)	3,528,551
Group Costs	(3,241,296)	120,774	(3,120,522)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	888,493	(1,749)	886,744
Changes in net realizable value of agricultural produce after harvest	11,756	-	11,756
Gross Profit / (Loss)	1,330,163	(23,634)	1,306,529
Gain from disposal of investment properties	178,026	-	178,026
Gain from disposal of farmlands	149,584	-	149,584
General and administrative expenses	(347,330)	4,846	(342,484)
Selling expenses	(289,258)	11,632	(277,626)
Other operating income, net	89,934	2,398	92,332
Profit from Operations before share of Profit / (Loss) of Associates and Joint Ventures	1,111,119	(4,758)	1,106,361
Share of profit / (loss) of associates and joint ventures	(11,673)	1,855	(9,818)
Profit from operations before Financing and Taxation	1,099,446	(2,903)	1,096,543

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

	June 30, 2012
	Total segment information	Adjustment for share of profit / (loss) joint ventures	Total Statement of Income
Group Revenues	2,990,235	(130,386)	2,859,849
Group Costs	(2,576,938)	112,729	(2,464,209)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	708,706	(7,760)	700,946
Changes in net realizable value of agricultural produce after harvest	2,600	120	2,720
Gross Profit / (Loss)	1,124,603	(25,297)	1,099,306
Gain from disposal of investment properties	116,689	-	116,689
Gain from disposal of farmlands	45,490	-	45,490
General and administrative expenses	(316,474)	4,512	(311,962)
Selling expenses	(212,392)	11,902	(200,490)
Management fees	(8,696)	-	(8,696)
Other operating results, net	(98,724)	5,343	(93,381)
Profit from Operations before share of Profit / (Loss) of Associates and Joint Ventures	650,496	(3,540)	646,956
Share of profit / (loss) of associates and joint ventures	34,577	(31,781)	2,796
Profit from operations before Financing and Taxation	685,073	(35,321)	649,752
Total segment assets are allocated based on the operations of the segment and the physical location of the asset. According to the analysis above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	June 30, 2013	June 30, 2012
Total reportable assets as per Segment Information	8,388,733	7,802,302
Deconsolidation of investment properties	(161,664)	(215,838)
Deconsolidation of property, plant and equipment	(65,700)	(55,320)
Deconsolidation of trading properties	(19,396)	(125,433)
Deconsolidation of goodwill	(5,238)	(843)
Deconsolidation of biological assets	(1,902)	(2,168)
Deconsolidation of inventories	(3,063)	(2,419)
Deconsolidation of investments in associates and joint ventures	300,810	260,519
Total assets as per the Statement of Financial Position	8,432,580	7,660,800

8.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries. See breakdown of Group, their percentage of ownership interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3.a).

Restrictions, commitments and other matters in respect of subsidiaries

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s subsidiaries under this law have not reached the legal limits of these reserves. Dividends distribution of Group’s subsidiaries are on the basis of their separate financial statement.

IRSA

IRSA’s dividends are paid when and if declared by its board of directors and approved by its shareholders’ meeting. In accordance with IRSA’s dividend policy, the amount of dividends that could be declared in each fiscal year shall not exceed the higher of (i) 20% of the aggregate gross revenue from leases and services of its Office and other Rental Properties segment for its most recent fiscal year; and (ii) 20% of the net income as per IRSA’s consolidated statement of income for its most recent fiscal year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Information about subsidiaries (Continued)

However, the amount of dividends payable is subject to the payment restrictions imposed by IRSA’s borrowing agreements (i.e. IRSA NCN due 2017 and IRSA NCN due 2020).

APSA

Under the agreement entered into between APSA and BHSA for the sale of Tarshop S.A.’s shares, APSA granted to BHSA a guarantee for a total of US$ 1.2 million upon any price adjustment that may result in favor of BHSA, as provided by the purchase agreement.

Due to the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A., made during the fiscal year ended June 30, 2011, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Tarshop S.A. (“Tarshop”) is primarily engaged in credit card and loan origination activities. Its registered office is in Argentina. The Group’s ownership interest for all presented periods is 20%.

Arcos del Gourmet S.A.

The Group committed with the Government of the City of Buenos Aires to execute the works for Arcos del Gourmet S.A. within two years. The amount of committed works totals US$ 35.0 million.

Shopping Neuquén

The Group entered into an agreement with the Municipality of Neuquén whereby it agreed to build all the Shopping Center in a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. Such agreement was approved by Decree N° 0572 issued by the Municipality of Neuquén on June 8, 2012. If the Group fails to comply with the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary, including to request the return of the plots of the Shopping Center acquired previously to the Municipality.

Rigby

The Group guarantees a loan agreement of Rigby up to its interest in its subsidiaries. The loan has an outstanding principal balance of US$ 75 million as of June 30, 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Information about subsidiaries (Continued)

Information on subsidiaries with material non-controlling interests

Set out below is the summarized financial information for the subsidiaries that have non-controlling interests that are considered material to the Group:

Summarized statements of financial position

	IRSA			Brasilagro
	June 30, 2013	June 30, 2012	July 1, 2011	June 30, 2013	June 30, 2012	July 1, 2011
Assets
Non-current assets	6,487,209	6,050,293	5,812,347	1,210,560	1,114,700	1,275,069
Current assets	1,839,320	839,328	819,565	667,656	490,721	660,824
Total assets	8,326,529	6,889,621	6,631,912	1,878,216	1,605,421	1,935,893
Liabilities
Non-current liabilities	3,590,593	2,644,108	2,372,540	168,553	147,799	163,475
Current liabilities	1,605,247	1,205,744	1,176,759	278,594	248,068	295,517
Total liabilities	5,195,840	3,849,852	3,549,299	447,147	395,867	458,992
Net Assets	3,130,689	3,039,769	3,082,613	1,431,069	1,209,554	1,476,901

Summarized statements of income and statements of comprehensive income

	IRSA		Brasilagro
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Revenues	2,187,180	1,790,316	453,191	347,217
Profit / (Loss) before income tax	430,055	341,614	56,506	(49,887)
Income tax expense	(132,847)	(116,938)	9,044	34,845
Profit / (Loss) for the year	297,208	224,676	65,550	(15,042)
Other comprehensive income / (loss)	56,799	14,682	335,625	(227,587)
Total comprehensive income	354,007	239,358	401,175	(242,629)
Profit / (Loss) attributable to non-controlling interest	66,081	20,965	-	(2,378)
Dividends paid to non-controlling interest	-	113,267	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Information about subsidiaries (Continued)

Summarized cash flows

	IRSA		Brasilagro
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net cash generated from operating activities	863,373	691,882	(209,447)	9,166
Net cash generated from (used in) investing activities	(45,892)	(246,776)	243,280	(112,252)
Net cash generated from (used in) financing activities	(306,268)	(492,857)	5,225	(49,888)
Net increase / (decrease) in cash and cash equivalents	511,213	(47,751)	39,058	(152,974)
Cash and cash equivalents at beginning of year	259,169	301,559	151,063	304,038
Foreign exchange gain (loss) on cash and cash equivalents	26,520	5,361	6,992	52,980
Cash and cash equivalents at end of year	796,902	259,169	197,113	204,044

The information above is the corresponding to balances and transactions before inter-company eliminations.

9.	Interests in joint ventures

General information

The accounting policy used by the Group to value its interest in joint ventures, materiality criteria and other relevant information concerning these investments are described in Note 2.3 (e).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

The table below lists the Group’s investments and the values of interests in joint ventures for the fiscal years ended June 30, 2013 and 2012, and July 1, 2011:

			% of ownership interest held
Name of the entity	Place of business / country of incorporation	Nature of the relationship	June 30, 2013	June 30, 2012	July 1, 2011
Quality Invest S.A.	Argentina	(2)	50%	50%	50%
Nuevo Puerto Santa Fe S.A.	Argentina	(3)	50%	50%	-
Canteras Natal Crespo S.A.	Argentina	(4)	-	50%	50%
Cyrsa S.A. (1)	Argentina	(5)	50%	50%	50%
Puerto Retiro S.A. (1)	Argentina	(6)	50%	50%	50%
Baicom Networks S.A.	Argentina	(7)	50%	50%	50%
Cresca S.A.	Paraguay	(8)	50%	50%	50%
Entertainment Holdings S.A	Argentina	(9)	50%	-	-

(1) It is deemed material to the Group.
(2) Quality Invest S.A. (“Quality”) is a joint venture between the Company and Efesul, Argentina society. The industrial plant is located in San Martin, Province of Buenos Aires (previously owned by Nobleza Picardo).
(3) Nuevo Puerto Santa Fe S.A. (“NPSF”) is a joint venture of the Group and Grainco, Argentina society. Investment in NPSF includes the right to use and operate a shopping center in the port of the city of Santa Fe, Province of Santa Fe (“La Ribera Shopping”.)
(4) On June 28, 2013 IRSA sold, assigned and transferred to Euromayor S.A. de Inversiones the 100% of its interest in Canteras Natal Crespo S.A. This represents the 50% of Canteras Natal Crespo S.A.’s share capital (see Note 4).
(5) Cyrsa S.A. (“Cyrsa”) is a joint venture between the Group and Cyrela Brazil Realty S.A. Empreendimentos e Participaçoes, a Brazilian corporation, engaged in developing a residential apartment complex known as "Horizons" in the Northern part of Greater Buenos Aires.
(6) Puerto Retiro S.A. is a joint venture of the Group and Havord Corporation N.V. Puerto Retiro owns an undeveloped parcel of land.
(7) Baicom Networks S.A. (“Baicom”) is a joint venture between the Group and Héctor Masoero, Octopus S.A. and Rafael Garfunkel. Baicom is an IT consulting and provision of software firm.
(8) Cresca S.A. (“Cresca”) is a joint venture between the Group and Carlos Casado S.A. (“Casado”) with agriculture operations in Paraguay. Cresud provides agricultural advisory services to Cresca under a 10-year agreement and receives management fees.
(9) Entertainment Holdings S.A. is a joint venture which principal assets is an indirect interest of 50% in La Rural S.A. (“LRSA”), engaged in the exploitation of the exhibition grounds in Buenos Aires.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

The table below lists the Group’s interests in joint ventures as well as the Group’s interest in comprehensive income of such companies:

	Value of Group’s interest in equity			Group’s interest in comprehensive income
Name of the entity	June 30, 2013	June 30, 2012	July 1, 2011	June 30, 2013	June 30, 2012
Quality Invest S.A.	64,246	38,594	25,168	(3,056)	(23,921)
Nuevo Puerto Santa Fe S.A.	21,982	20,503	-	2,729	(254)
Canteras Natal Crespo S.A.	-	6,674	7,194	(870)	(1,235)
Cyrsa S.A.	132,380	116,482	113,443	15,898	3,039
Puerto Retiro S.A.	56,856	58,299	59,310	(1,434)	(1,080)
Baicom Networks S.A.	3,701	3,891	4,024	(580)	(328)
Cresca S.A.	21,644	16,551	26,226	(7,978)	(8,286)
Entertainment Holdings S.A	23,385	-	-	(2,516)	-
	324,194	260,994	235,365	2,193	(32,065)

The shares in these joint ventures are not publicly traded, so they have no listed market price available.

Changes in the Group’s investments in joint ventures for the year ended June 30, 2013 and 2012 were as follows:

	June 30, 2013	June 30, 2012
Beginning of the period / year	260,994	235,365
Acquisition of Joint Ventures	25,899	43,038
Capital contribution	42,892	14,656
Disposal of joint ventures	(6,534)	-
Cash dividends (i)	(1,250)	-
Share of loss	(661)	(31,781)
Exchange differences	2,854	(284)
End of the period/year	324,194	260,994

(i)	During the year, the Group cashed dividends from Nuevo Puerto Santa Fe in the amount of Ps. 1.3 million.

Restrictions, commitments and other matters in respect of joint ventures

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

Quality Invest

In March 2011, Quality purchased an industrial plant owned by Nobleza Piccardo S.A.I.C.y F. (“Nobleza”), a major tobacco company in Argentina. The industrial plant is located in San Martin, Province of Buenos Aires, and would be suitable for redevelopment into multiple uses. The purchase price was US$ 33.0 million, of which US$ 9.9 million was already paid and the balance will be paid as from May 31, 2012 in three equal and consecutive annual installments plus interest at 7.5% per annum. The assets have been mortgaged securing the debt. Nobleza sold the plant as part of its plan of relocating its operations. As part of the agreement, Nobleza requested the plant to be leased back to it for a maximum period of three years thus allowing it enough time to gradually moving its operations to the new site. In April 2011, Quality requested the CNDC, to issue an advisory opinion on the obligation to notify the operation or not. The National Antitrust Commission stated that there was an obligation to notify the situation, the Group filed an appeal against this decision but the Court confirmed it; therefore, on February 23, 2012 the transaction was notified. As of June 30, 2013, the resolution of the file is pending.

Entertainment Holdings S.A.

As stated in Note 4, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EH”)’s capital stock and votes and as a consequence APSA holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio Ferial de Buenos Aires.

In connection with the Fairground, as publicly known, in December 2012 the Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which approved the sale of the Fairground to the SRA; the effect of this new order was to revoke the sale transaction. Subsequent to December 21, 2012, the Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National State against the interim measure timely requested by the SRA.

Neither has APSA been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

As of the date of these Consolidated Financial Statements, the Company continued gathering all the financial information necessary to register the acquisition pursuant to IFRS 3. However, the process is not yet completed and additional data is still to be submitted. The Company has completed the allocation of the preliminary price paid based on its fair value estimates made on the information available as of the date of these financial statements. Therefore, values included are preliminary and are subject to change. The Company will continue to use its best efforts to complete this process as soon as possible during the next fiscal year.

Cyrsa

The Group has a pledge over the shares of Cyrsa as collateral in a barter transaction where Cyrsa will deliver residential units to the party who sold the land over which the buildings are being constructed.

Puerto Retiro

In a series of transactions, which occurred between 1999 and 2000, IRSA acquired from an unrelated party, 50% of Puerto Retiro, whose sole asset is an undeveloped parcel of land in the Retiro neighborhood, City of Buenos Aires. Prior to the acquisition, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not settled the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual whom, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. Since 2001, IRSA has been vigorously defending against this case. Management with the advice of legal counsel believes that the Group has sufficient meritorious defenses to support the court denial for bankruptcy petition. However, there can be no assurance that the Group’s position will be sustained.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

Information about significant joint ventures

Set out below is the summarized financial information for each joint venture of the Group, which is considered material as of June 30, 2013 and 2012 and July 1, 2011:

Summarized statements of financial position

	June 30, 2013
	Cyrsa	Puerto Retiro	Total
Assets
Total non-current assets	240,060	45,067	285,127
Current
Cash and cash equivalents	2,424	-	2,424
Other current assets	65,075	781	65,856
Total current assets	67,499	781	68,280
Total assets	307,559	45,848	353,407
Liabilities
Non-current
Financial liabilities (i)	-	9,002	9,002
Total non-current liabilities	-	9,002	9,002
Current
Financial liabilities (i)	141	4,836	4,977
Other liabilities	48,165	617	48,782
Total current liabilities	48,306	5,453	53,759
Total liabilities	48,306	14,455	62,761
Net assets	259,253	31,393	290,646

	June 30, 2012
	Cyrsa	Puerto Retiro	Total
Assets
Total non-current assets	77,585	44,971	122,556
Current
Cash and cash equivalents	45,130	2	45,132
Other current assets	292,185	433	292,618
Total current assets	337,315	435	337,750
Total assets	414,900	45,406	460,306
Liabilities
Non-current
Financial liabilities (i)	-	8,444	8,444
Total non-current liabilities	-	8,444	8,444
Current
Financial liabilities (i)	1,661	2,153	3,814
Other liabilities	185,781	548	186,329
Total current liabilities	187,442	2,701	190,143
Total liabilities	187,442	11,145	198,587
Net assets	227,458	34,261	261,719

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

	July 1, 2011
	Cyrsa	Puerto Retiro	Total
Assets
Total non-current assets	47,096	44,856	91,952
Current
Cash and cash equivalents	18,480	1	18,481
Other current assets	420,966	224	421,190
Total current assets	439,446	225	439,671
Total assets	486,542	45,081	531,623
Liabilities
Non-current
Financial liabilities (i)	-	8,444	8,444
Total non-current liabilities	-	8,444	8,444
Current
Financial liabilities (i)	3,388	22	3,410
Other liabilities	261,774	444	262,218
Total current liabilities	265,162	466	265,628
Total liabilities	265,162	8,910	274,072
Net assets	221,380	36,171	257,551
(i) Excluding trade and other payables and provisions.

Summarized statement of comprehensive income

	Cyrsa		Puerto Retiro		Total
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Revenues	234,625	221,580	-	-	234,625	221,580
Depreciation and amortization	-	(15)	-	-	-	(15)
Interest income	22,089	4,228	99	-	22,188	4,228
Interest expense	(10)	(92)	(553)	(102)	(563)	(194)
Income tax expense	(17,121)	(2,409)	(744)	(186)	(17,865)	(2,595)
Profit/ (loss) for the year	31,795	6,078	(2,868)	(2,160)	28,927	3,918
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income / (loss) for the year	31,795	6,078	(2,868)	(2,160)	28,927	3,918
Dividends received	-	-	-	-	-	-

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies and fair value adjustments made at the time of the acquisition.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

Reconciliation of the summarized financial information presented with regard to the carrying amount of the Group’s interest in material joint ventures is as follows:

	Cyrsa		Puerto Retiro		Total
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net assets at beginning of the year	227,458	221,380	34,261	36,171	261,719	257,551
Profit / (loss) for the year	31,795	6,078	(2,868)	(2,160)	28,927	3,918
Other comprehensive income / (loss)	-	-	-	-	-	-
Irrevocable contributions	-	-	-	250	-	250
Net assets at end of the year	259,253	227,458	31,393	34,261	290,646	261,719
Interest held	50.00%	50.00%	50.00%	50.00%
Interest in joint ventures	129,627	113,729	15,696	17,130	145,323	130,859
Fair value adjustment on acquisition of joint venture	2,753	2,753	41,160	41,169	43,913	43,922
Closing net book amount	132,380	116,482	56,856	58,299	189,236	174,781

10.	Interests in associates

General information

The accounting policy used by the Group to value its interest in associates, materiality criteria and other relevant information concerning these investments are described in Note 2.3 (d).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Interests in associates (Continued)

The table below lists the Group’s investments and the values of interests in associates for the fiscal years ended June 30, 2013 and 2012, and July 1, 2011:

			% of ownership interest held
Name of the entity	Place of business / Country of incorporation	Nature of the relationship	June 30, 2013	June 30, 2012	July 1, 2011
Tarshop S.A.	Argentina	(1)	20.00	20.00	20.00
New Lipstick LLC	USA	(2)	49.87	49.00	49.00
Rigby 183 LLC	USA	(3)	74.50	49.00	49.00
Lipstick Management LLC	USA	(4)	49.00	49.00	49.00
Banco Hipotecario S.A.	Argentina	(5)	29.77	29.77	29.77
Manibil S.A.	Argentina	(6)	49.00	49.00	49.00
Banco de Crédito y Securitización S.A.	Argentina	(7)	6.38	6.38	5.10
Bitania 26 S.A.	Argentina	(8)	49.00	49.00	49.00
Agro-Uranga S. A.	Argentina	(9)	35.72	35.72	35.72
Agromanagers S.A.	Argentina	(10)	46.84	46.84	-

(1)	Tarshop S.A. (“Tarshop”) is primarily engaged in credit card and loan origination activities.
(2)	New Lipstick LLC (“New Lipstick”) net equity comprises a rental office building in New York City known as the “Lipstick Building” with related debt.
(3)
Rigby 183 LLC (“Rigby”) owns a rental office building located at 183 Madison Avenue, New York, NY. Since December 31, 2012, Rigby 183 LLC began to be reported on a consolidated basis and ceased to be an affiliate.

(4)	Lipstick Management LLC is engaged in managing the Lipstick Building, an office building for rent located in New York City.
(5)
Banco Hipotecario S.A. ("BHSA") is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations.

(6)	Manibil S.A. is engaged in the development and sale of real estate investment projects.
(7)
Banco de Crédito & Securitización S.A. (“BACS”) is a second-tier commercial bank established in 2000 in order to foster asset securitization. The bank also offers products, such as, export financing and pre-financing and purchase of mortgage-backed and personal assets. Its product and service offering is mainly distributed through a network of financial entities. BACS is controlled by BHSA. In addition, the Group directly holds an additional 6.38% interest.

(8)	The main asset of Bitania 26 S.A. (“Bitania”) is a hotel located in the City of Rosario known as Esplendor Savoy Rosario.
(9)	Agrouranga S.A. (“Agro-Uranga”) is engaged in agricultural activities.
(10)	The main asset of Agromanagers S.A. (“Agromanagers”) consists of a shareholding in Brasilagro.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Interests in associates (Continued)

Below is the value of the ownership interest in the Group's single associate and its interest in comprehensive income:

	Value of Group’s interest in equity			Group’s interest in comprehensive income
Name of the entity	June 30, 2013	June 30, 2012	July 1, 2011	June 30, 2013	June 30, 2012
Tarshop S.A.	35,215	31,732	42,995	2,601	7,829
New Lipstick LLC	(39,091)	21,232	84,197	(88,706)	(63,970)
Rigby 183 LLC	-	96,817	95,633	4,414	1,185
Lipstick Management LLC (1)	799	320	-	447	324
Banco Hipotecario S.A.	1,031,430	1,003,327	924,149	58,744	79,357
Manibil S.A.	32,760	28,727	27,682	2,329	1,045
Banco de Crédito y Securitización S.A.	9,901	8,703	5,990	1,198	1,263
Bitania 26 S.A.	21,340	21,256	-	84	(134)
Agro-Uranga S. A.	28,858	25,563	22,844	8,117	6,018
Agromanagers S.A.	2,365	1,889	-	476	(363)
	1,123,577	1,239,566	1,203,490	(10,296)	32,554

(1) The Group has the intention to maintain its investment in New Lipstick.
The fair value of Group’s interest in BHSA amounts to Ps. 491.2 million, Ps. 549.2 million and Ps. 1,053.8 million as of June 30, 2013 and 2012 and July 1, 2011, respectively. The remaining material associates are private companies and there is no quoted market price available for their shares.

Changes in the Group’s investment in associates for the years ended June 30, 2013 and 2012 were as follows:

	June 30, 2013	June 30, 2012
Beginning of the period/year	1,239,566	1,203,490
Acquisition of Associates	-	5,728
Capital contribution	37,721	1,093
Business combinations	(103,315)	-
Share of profit / (Loss)	(9,157)	34,577
Exchange differences	(1,139)	(2,023)
Cash dividends (i)	(40,099)	(3,299)
End of the period / year (ii)	(*) 1,123,577	1,239,566

(i)
During year ended on 2013, the Group cashed dividends from Agro-Uranga S.A., Manibil S.A. and BHSA in the amount of Ps. 3.4 million and Ps. 4.8 million, and Ps. 30.5 million, respectively. During year ended 2012, the Group cashed dividends from Agro-uranga S.A.

(ii)	Includes a balance of Ps. (39,091) reflecting interests in companies with negative equity as of June 30, 2013 which is reclassified to “Provisions” (see Note 23).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.           Interests in associates (Continued)

Commitments and restrictions in respect of associates

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s associates under these law have not reached the legal limits of these reserves.

New Lipstick

The Group entered into a limited guarantee with respect to a loan agreement, not to exceed US$ 2.45 million.

New Lipstick has a pledge over the shares of its operating subsidiary Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan”). Metropolitan owns the building known as Edificio Lipstick in Manhattan.

BHSA

In accordance with the regulations of the Central Bank of the Republic of Argentina (“BCRA”), there are certain restrictions on the distribution of profits by BHSA.

BHSA’s Treasury Shares

As of June 30, 2013, BHSA has a remainder of 36.6 million Class C shares Ps. 1 par value received in 2009 as a result of certain financial transactions. The General Shareholders’ Meeting authorized the Board of BHSA to sell in the open market the remaining of the shares and has established certain limitations on the preemptive rights of existing shareholders when sales of shares not exceeding 1% of share capital within a period of twelve months. As of June 30, 2013, excluding said treasury stock, the Group’s interest in BHSA amounts to 29.77% (or to 30.51%, including said treasury stock).

There are no contingent liabilities relating to the Group’s interest in associates, and there are no contingent liabilities of the associates themselves.

Due to the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A., made during the fiscal year ended June 30, 2011, the Group committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.           Interests in associates (Continued)

Information about significant associates

Set out below are the summarized financial information for each associate considered to be material to the Group as of June 30, 2013 and 2012 and July 1, 2011:

Summarized statements of financial position

	BHSA
	June 30, 2013	June 30, 2012	July 1, 2011
Assets
Total Nnn-current assets	6,262,939	5,485,860	5,546,170
Current
Cash and cash equivalents	2,285,063	1,406,160	942,048
Other assets	10,302,035	9,937,454	7,249,287
Total current assets	12,587,098	11,343,614	8,191,335
Total assets	18,850,037	16,829,474	13,737,505
Liabilities
Non-current
Financial liabilities (i)	2,919,676	2,967,421	3,719,523
Other liabilities	138,720	125,440	24,756
Total non-current liabilities	3,058,396	3,092,861	3,744,279
Current
Financial liabilities (i)	11,826,566	10,075,519	6,716,287
Other liabilities	507,429	310,840	200,713
Total current liabilities	12,333,995	10,386,359	6,917,000
Total Liabilities	15,392,391	13,479,220	10,661,279
Net assets	3,457,646	3,350,254	3,076,226
Non-controlling interest	60,167	56,204	59,075
Net assets attributable to equity holders of the parent	3,397,479	3,294,050	3,017,151
(i)	Excluding trade and other payables and provisions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Interests in associates (Continued)

Summarized statement of comprehensive income

	BHSA
	June 30, 2013	June 30, 2012
Revenues	1,823,104	1,536,784
Depreciation and amortization	(47,438)	(43,362)
Interest income	1,930,312	1,412,657
Interest expense	(1,120,480)	(872,265)
Allowances for doubtful receivables	(258,629)	(178,318)
Administrative expenses	(1,584,543)	(1,245,472)
Other expenses	(454,701)	(343,080)
Other earnings, net	36,794	27,963
Income tax expense	(104,898)	(18,886)
Profit for the year	219,521	276,021
Other comprehensive loss	(7,377)	(7,381)
Total other comprehensive income for the year	212,144	268,640
Profit attributable to non-controlling interest	8,715	8,259
Dividends received	30,481	-

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in the Group's accounting policies and fair value adjustments made at the time of the acquisition.

Reconciliation between the summarized financial information presented regarding the carrying amount of the Group’s interest in material associates is as follows:

	BHSA
	June 30, 2013	June 30, 2012
Net assets at beginning of the year	3,294,050	3,017,151
Income for the year	210,806	284,280
Other comprehensive loss	(7,377)	(7,381)
Dividend distribution	(100,000)	-
Net assets at end of the year	3,397,479	3,294,050
Interest held	30.51%	30.51%
Interest in associates	1,036,669	1,005,110
Goodwill	30,177	30,177
Fair value adjustment on acquisition of associate	(3,313)	(1,004)
Intergroup transactions	(32,103)	(30,956)
Net book amount at year-end	1,031,430	1,003,327

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties

Changes in the Group’s investment properties for the years ended June 30, 2013 and 2012 were as follows:

	Shopping Center Properties	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Leased - out farmland	Properties under development (ii)	Total
At July 1, 2011
Cost	3,065,086	1,155,363	390,759	25,078	27,344	4,663,630
Accumulated depreciation	(983,511)	(126,472)	-	-	-	(1,109,983)
Net book amount	2,081,575	1,028,891	390,759	25,078	27,344	3,553,647
Year ended June 30, 2012
Opening net book amount	2,081,575	1,028,891	390,759	25,078	27,344	3,553,647
Additions	35,043	8,827	29,333	15,019	22,340	110,562
Reclassification from property, plant and equipment	-	-	-	1,873	-	1,873
Capitalized borrowing cost	-	-	-	-	1,516	1,516
Transfers	2,101	(2,101)	-	-	-	-
Disposals	(403)	(29,144)	(1,273)	(11,256)	-	(42,076)
Depreciation charge (i)	(131,774)	(29,491)	-	(316)	-	(161,581)
Closing net book amount	1,986,542	976,982	418,819	30,398	51,200	3,463,941
At June 30, 2012
Cost	3,101,827	1,132,945	418,819	30,714	51,200	4,735,505
Accumulated depreciation	(1,115,285)	(155,963)	-	(316)	-	(1,271,564)
Net book amount	1,986,542	976,982	418,819	30,398	51,200	3,463,941
Year ended June 30, 2013
Opening net book amount	1,986,542	976,982	418,819	30,398	51,200	3,463,941
Additions	56,985	7,580	1,768	2,532	133,880	202,745
Reclassification from property, plant and equipment	(86)	86	-	10,095	-	10,095
Capitalized borrowing cost	-	-	-	-	10,307	10,307
Disposals	(65)	(68,533)	-	(907)	-	(69,505)
Depreciation charge (i)	(147,155)	(48,395)	-	(361)	-	(195,911)
Currency translation adjustments	-	77,769	-	1,241	-	79,010
Acquisition of interest in subsidiaries	-	679,219	-	-	-	679,219
Closing net book amount	1,896,221	1,624,708	420,587	42,998	195,387	4,179,901
At June 30, 2013
Cost	3,158,661	1,829,066	420,587	43,675	195,387	5,647,376
Accumulated depreciation	(1,262,440)	(204,358)	-	(677)	-	(1,467,475)
Net book amount	1,896,221	1,624,708	420,587	42,998	195,387	4,179,901
(i) The depreciation charge of investment property for an amount of Ps. 196,174 and Ps. 161,581 as of June 30, 2013 and 2012, respectively, has been charged in “Costs” in the statement of income. (See Note 33).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	June 30, 2013	June 30, 2012
Rental and service income	2,002,992	1,614,605
Direct operating expenses	(924,741)	(731,232)
Gain from disposal of investment properties	178,026	116,689

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A. As of June 30, 2013 and 2012 and July 1, 2011 works in Shopping Neuquén S.A. amount to Ps. 36,059, Ps. 9,126 and Ps. 4,467, respectively. Works in Arcos del Gourmet as of June 30, 2013 and 2012 amount to Ps. 56,305 and 17,762, respectively. The Group committed with the Government of the City of Buenos Aires and Municipality of Neuquén to execute the mentioned works. Those commitments required to execute works amounting to Ps. 227.3 million and Ps. 205 million for the projects "Arcos del Gourmet" and "Shopping Neuquén", respectively.

The project “Arcos del Gourmet” is expected to be completed in October 2013 and project “Shopping Neuquén” in September 2014.

Borrowing costs incurred during the current year were capitalized at the weighted average rate of general borrowings of each subsidiary which was 15%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties (Continued)

Certain of the Group’s investment property assets have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group’s investment properties as of June 30, 2013, 2012 and July 1, 2011 is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Edificio República (iii)	-	212,243	215,730
Undeveloped land - Caballito (ii)	-	45,824	45,824
Soleil Factory shopping center	91,379	74,528	68,746
Córdoba Shopping (i)	65,598	69,846	73,031
Madison 183	744,587	-	-
Total	901,564	402,441	403,331

(i) A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for a debt amounting to Ps. 15.5 million as of June 30, 2013. The debt matures is included in “Trade and other payables” in the statement of financial position.
(ii) As regards the case "Alto Palermo S.A. (APSA) against Dirección General Impositiva on Appeal", Record of proceedings number 25,031-I, currently heard by Division A, 3 Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered,
(iii) As of June 30, 2013, the mortgage was paid off.

As of June 30, 2013 and 2012 and July 1, 2011, fair value of investment properties amount to Ps. 12,200 million, Ps. 7,100 million and Ps. 6,750 million, respectively. In addition, see note 6.(b).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties (Continued)

		Initial costs as of July 1, 2011		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book value	Date of construction	Date of acquisition	Useful life for calculating depreciation
Shopping Center Properties:
Abasto de Buenos Aires	-	9,754	454,824	12,765	9,754	467,589	477,340	(158,485)	318,855	Nov-98	Jul-94	20
Alto Palermo Shopping	-	8,694	583,443	3,665	8,694	587,108	595,802	(361,865)	233,937	Oct-90	Nov-97	18
Alto Avellaneda	-	18,089	312,078	7,464	18,089	319,542	337,631	(191,203)	146,428	Oct-95	Dec-97	15
Paseo Alcorta	-	8,006	193,047	3,863	8,006	196,910	204,917	(83,493)	121,424	Jun-92	Jun-97	17
Alto Noa	-	227	71,933	396	227	72,329	72,556	(35,853)	36,703	Sep-94	Mar-95	17
Buenos Aires Design	-	-	75,127	8,040	-	83,167	83,167	(64,655)	18,512	Nov-93	Nov-97	6
Patio Bullrich	-	9,814	206,531	4,236	9,814	210,767	220,582	(106,018)	114,564	Sep-88	Oct-98	20
Alto Rosario	-	25,686	139,883	631	25,686	140,514	166,200	(37,426)	128,774	Nov-04	Nov-04	22
Mendoza Plaza	-	10,546	174,317	5,421	10,546	179,738	190,284	(74,804)	115,480	Jun-94	Dec-94	19
Dot Baires Shopping	-	110,222	330,723	115,420	110,222	446,143	556,364	(84,039)	472,325	May-09	May-09	29
Córdoba Shopping	Antichresis	5,009	103,946	3,173	5,009	107,119	112,131	(46,311)	65,820	Mar-90	Dec-06	18
Patio Olmos	-	11,531	22,367	-	11,531	22,367	33,897	(2,188)	31,709	-	Sep-07	10
Soleil Factory	Mortgage	23,267	56,347	28,177	23,267	84,524	107,790	(16,100)	91,690	-	Jul-10	13
Total Shopping Center Properties		240,845	2,724,566	193,251	240,845	2,917,817	3,158,661	(1,262,440)	1,896,221

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties (Continued)

		Initial costs as of July 1, 2011		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings and facilities and improvements (i)	improvements / Additions / Disposals / Transfers	Plot of land	Buildings and facilities and improvement	Total	Currency translation adjustments	Accumulated depreciation	Net book value	Date of construction	Date of acquisition	Useful life for calculating depreciation
Office buildings and Other Rental Properties portfolio:
Av. de Mayo 595/99		717	7,263	-	717	7,263	7,979	-	(4,015)	3,964	Jul-92	Aug-92	11
Bouchard 551		55,425	60,327	(299)	55,425	60,028	115,453	-	(18,201)	97,252	-	Mar-07	29
Bouchard 710		39,466	61,847	1,571	39,466	63,418	102,883	-	(17,204)	85,679	-	Jun-05	28
Costeros Dique IV		313	2,147	(866)	313	1,281	1,594	-	(68)	1,526	-	Aug-01	23
Dique IV, Juana Manso 295		3,660	68,820	823	3,660	69,643	73,303	-	(11,330)	61,973	Apr-09	-	32
Intercontinental Plaza		4,143	124,052	1,904	4,143	125,956	130,099	-	(47,433)	82,666	Jun-96	Nov-97	27
Libertador 498		1,139	8,580	787	1,139	9,367	10,506	-	(6,231)	4,275	-	Dec-95	23
Madero 1020		70	459	(17)	70	442	512	-	(297)	215	-	Dec-95	5
Maipú 1300		9,480	51,174	1,317	9,480	52,491	61,971	-	(21,781)	40,190	-	Sep-95	22
Rivadavia 2768		38	296	-	38	296	334	-	(195)	139	Jun-95	Sep-91	12
Sarmiento 517		-	-	-	-	-	-	-	-	-	Mar-95	Jan-94	N/A
Suipacha 652		2,547	22,871	60	2,547	22,931	25,478	-	(10,032)	15,446	Jun-94	Nov-91	12
BankBoston Tower		77,251	82,876	2,572	77,251	85,448	162,699	-	(19,371)	143,328	-	Aug-07	29
República building		109,066	122,506	2,115	109,066	124,621	233,687	-	(26,760)	206,927	-	Apr-08	28
Constitución 1111		256	1,084	-	256	1,084	1,340	-	(569)	771	Mar-95	Jun-94	21
Dot building		13,346	75,641	21,936	13,346	97,577	110,923	-	(8,768)	102,155	-	Nov-06	32
Alto Palermo Park		-	-	-	-	-	-	-	-	-	Jun-96	Nov-97
Constitución 1159		7,966	(1,578)	2,375	7,966	797	8,763	-	-	8,763	-	Jan-94	N/A
Casona Abril		-	-	-	-	-	-	-	-	-	-	Jan-95
Madison 183	Mortgage	61,578	-	622,781	61,578	622,781	684,359	77,769	(17,761)	744,367			30
Thames		-	-	-	-	-	-	-	-	-	-	Nov-97
Santa María del Plata		12,494	-	6	12,494	6	12,500	-	(5)	12,495		Jul-97
Ocampo parking spaces		3,201	21,172	225	3,201	21,397	24,598	-	(7,826)	16,772		Sep-06
Museo Renault		-	-	-	-	-	-	-	-	-	-	Dec-07
Others		3,017	21,575	(2,792)	3,017	18,783	21,802	-	(4,570)	17,232	-	-
Office buildings and Other Rental Properties portfolio		405,173	731,112	654,498	405,173	1,385,610	1,385,610	77,769	(222,417)	1,646,135

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties (Continued)

		Initial costs as of July 1, 2011		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings and facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings and facilities and improvements	Total	Currency translation adjustments	Accumulated depreciation	Net book value	Date of construction	Date of acquisition	Useful life for calculating depreciation
Undeveloped parcels of lands:
Santa María del Plata		158,951	63,836	-	158,951	63,836	222,787	-	-	222,787	-	Jul-97
Catalinas Norte		100,862	1,803	6,505	100,862	8,308	109,170	-	-	109,170	-	Dec-09
Luján plot of land		24,598	-	-	24,598	-	24,598	-	-	24,598
Caballito - Ferro		45,814	3,885	-	45,814	3,885	49,699	-	-	49,699	-	Nov-97
Others		11,800	2,533	-	11,800	2,533	14,333	-	-	14,333	-	-
Total Undeveloped parcels of land		342,025	72,057	6,505	342,025	78,562	420,587	-	-	420,587
Properties under development:								-
Beruti		9,264	-	-	9,264	-	9,264	-	-	9,264
Arcos Proyect		-	-	136,313	-	136,313	136,313	-	-	136,313
Neuquén Project		2,132	11,139	36,539	2,132	47,678	49,810	-	-	49,810	Under development	Jul-99	[l]
Total Properties under development		11,396	11,139	172,852	11,396	183,991	195,387	-	-	195,387
Total		999,439	3,538,874	1,027,106	999,439	4,565,980	5,565,418	77,769	(1,484,857)	4,158,330

(i)	The breakdown of property, plant and equipment as of June 30, 2013, includes investment properties in the amount of Ps. 21,427 that reflects offices used by the Company.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2013 and 2012 was as follows:

	Owner occupied farmland	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1, 2011
Cost	1,721,936	385,893	113,219	11,469	124,312	6,774	2,363,603
Accumulated depreciation	(56,111)	(185,520)	(50,693)	(8,878)	(82,480)	(2,951)	(386,633)
Net book amount	1,665,825	200,373	62,526	2,591	41,832	3,823	1,976,970
Year ended June 30, 2012
Opening net book amount	1,665,825	200,373	62,526	2,591	41,832	3,823	1,976,970
Exchange differences	(119,182)	-	-	(212)	(3,871)	(602)	(123,867)
Additions	93,816	4,826	4,392	3,310	24,283	4,325	134,952
Reclassifications to investment properties	(1,873)	-	(264)	-	-	-	(2,137)
Transfers	(5,470)	-	510	4,960	-	-	-
Disposals	(40,952)	-	(33)	(17)	(540)	(963)	(42,505)
Depreciation charge (i)	(35,092)	(10,441)	(5,007)	(4,926)	(13,849)	(1,178)	(70,493)
Closing net book amount	1,557,072	194,758	62,124	5,706	47,855	5,405	1,872,920
At June 30, 2012
Cost	1,648,275	390,719	117,824	19,510	144,184	9,534	2,330,046
Accumulated depreciation	(91,203)	(195,961)	(55,700)	(13,804)	(96,329)	(4,129)	(457,126)
Net book amount	1,557,072	194,758	62,124	5,706	47,855	5,405	1,872,920
Year ended June 30, 2013
Opening net book amount	1,557,072	194,758	62,124	5,706	47,855	5,405	1,872,920
Exchange differences	96,674	-	530	1,133	2,446	112	100,895
Additions	109,436	3,872	3,845	1,314	19,912	1,635	140,014
Reclassifications to investment properties	(10,095)	-	-	-	-	-	(10,095)
Reclassifications to intangible assets	-	-	-	-	(336)	-	(336)
Transfers	-	-	-	-	-	-	-
Disposals	(176,671)	-	(660)	(636)	(4,728)	(448)	(183,143)
Capitalized borrowing costs	-	-	-	-	-	-	-
Depreciation charge (i)	(37,708)	(18,282)	(10,055)	(1,216)	(9,857)	(1,683)	(78,801)
Closing net book amount	1,538,708	180,348	55,784	6,301	55,292	5,021	1,841,454
At June 30, 2013
Cost	1,667,619	394,591	121,539	21,321	161,478	10,833	2,377,381
Accumulated depreciation	(128,911)	(214,243)	(65,755)	(15,020)	(106,186)	(5,812)	(535,927)
Net book amount	1,538,708	180,348	55,784	6,301	55,292	5,021	1,841,454

(i) As of June 30, 2013 and 2012 Depreciation charges of property, plant and equipment were included in “Costs” for an amount of Ps. 72,859 and Ps. 58,999, "General and administrative expenses" for an amount of Ps. 5,663 and Ps. 7,110 and “Selling expenses” for an amount of Ps. 279 and Ps. 4,384, respectively in the statement of income (Note 30).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (Continued)

Properties under development as of June 30, 2013 and 2012 and July 1, 2011 amount to Ps. 29.0 million, Ps. 23.9 million and Ps. 9.9 million, respectively, and mainly comprise improvements being made on property included in this item.

During the years ended June 30, 2013 and 2012, no borrowing costs were capitalized.

Certain properties included in property, plant and equipment have been mortgaged to secure certain Group’s borrowings. The net book value of these Group’s properties as of June 30, 2013 and 2012 and July 1, 2011 is set out below:

	June 30, 2013	June 30, 2012	July 1, 2011
Sheraton Libertador	33,719	37,211	41,624
Cremaq	187,039	184,610	155,681
Total	220,758	221,821	197,305

The Group leases machinery and computer equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years, and ownership of the assets lie within the Group (Note 30). The net book value of these assets, included in “Machinery and equipment” is as follows:

	June 30, 2013	June 30, 2012
Cost – Capitalized finance leases	3,448	1,761
Accumulated depreciation	(288)	(139)
Residual value	3,160	1,622

The following is a detailed summary of property, plant and equipment of the Group by type at June 30, 2013:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (Continued)

		Initial cost as of July 1, 2011		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings and facilities and improvements (i)	improvements / Additions / Disposals / Transfers	Plot of land	Buildings and facilities and improvements	Total	Accumulated depreciation	Net book value	Date of acquisition	Useful life for calculating depreciation
Farmlands:
La Adela	-	5,900	4,895	88	5,900	4,983	10,883	(1,118)	9,765	Original	45
El Recreo	-	-	1,257	-	-	1,257	1,257	-	1,257	May-95	45
Los Pozos	-	5,281	89,685	48,565	5,281	138,250	143,531	(7,516)	136,015	May-95	28
Agro Riego San Luis	-	9,318	18,380	6,703	9,175	25,226	34,401	(9,821)	24,580	Nov-97	11
Cactus	-	379	4,751	8	379	4,759	5,138	(3,160)	1,978	Dec-97	10
Las Vertientes	-	-	1,167	112	-	1,279	1,279	(838)	441	Mar-98	11
La Suiza	-	22,361	6,595	9,326	22,361	15,921	38,282	(1,307)	36,975	Jun-98	27
La Esmeralda	-	7,210	4,937	4,552	7,210	9,489	16,699	(1,586)	15,113	Jun-98	36
El Tigre	-	28,225	6,155	1,548	28,225	7,703	35,928	(2,478)	33,450	Apr-03	15
El Invierno	-	9,030	320	-	9,030	320	9,350	(79)	9,271	Jun-05	25
San Pedro	-	40,889	10,028	(2,018)	40,889	8,010	48,899	(1,022)	47,877	Sep-05	45
Cremaq	Mortgage	155,681	120,145	(40,639)	125,543	109,644	235,187	(34,738)	200,449	Oct-06	25
Jatoba	-	130,886	67,034	20,069	124,438	93,551	217,989	(24,293)	193,696	Mar-07	33
Araucaria	-	211,589	1,948	(22,090)	187,754	3,693	191,447	(576)	190,871	Apr-07	25
8 de Julio	-	10,040	453	519	10,040	972	11,012	(51)	10,961	May-07/May-08	24
Alto Tacuari	-	100,075	145	(6,541)	93,455	224	93,679	(59)	93,620	Aug-07	33
Chaparral	-	160,620	37,823	8,890	151,246	56,087	207,333	(24,050)	183,283	Nov-07	25
Nova Buriti	-	64,653	1,069	691	60,831	5,582	66,413	(826)	65,587	Dec-07	25
La Esperanza	-	4,307	-	-	4,307	-	4,307	-	4,307	Apr-08	-
Preferencia	-	30,647	18,847	24,038	28,843	44,689	73,532	(7,634)	65,898	Sep-08	33
San Cayetano	-	14,273	-	-	14,273	-	14,273	-	14,273	Oct-08	35

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (Continued)

		Initial cost as of July 1, 2011		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings and facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings and facilities and improvements	Total	Accumulated depreciation	Net book value	Date of acquisition	Useful life for calculating depreciation

San Rafael	-	26,303	824	11,429	37,184	1,372	38,556	(155)	38,401	Nov-08	35
La Fon Fon	-	14,947	597	5,018	19,112	1,450	20,562	(162)	20,400	Nov-08	35
Las Londras	-	38,846	706	13,463	51,533	1,482	53,015	(248)	52,767	Jan-09	36
Establecimiento Mendoza	-	6,810	-	-	6,810	-	6,810	-	6,810	Mar-11	-
ANTA	-	-	44,426	27,498	-	71,924	71,924	(7,456)	64,468	-	33
San Bernardo	-	-	-	79	-	79	79	(1)	78		11
Finca Mendoza	-	32	-	-	32	-	32	-	32	-	-
Cuatro vientos	-	36,301	146	(1,265)	32,167	3,015	35,182	(414)	34,768	Jun-11	38
La primavera	-	19,245	-	5,070	24,315	-	24,315	-	24,315	Jun-11	38
Total	-	1,153,848	442,333	115,113	1,100,333	610,961	1,711,294	(129,588)	1,581,706
Hotels:
Llao Llao	-	24,666	91,789	796	24,666	92,585	117,251	(28,635)	88,616	Jun-92	10
Hotel Intercontinental	-	22,299	122,714	6,083	22,299	128,797	151,096	(93,083)	58,013	Nov-97	10
Sheraton Libertador	Mortgage	3,755	120,670	1,819	3,755	122,489	126,244	(92,525)	33,719	Mar-98	9
Total Hotels		50,720	335,173	8,698	50,720	343,871	394,591	(214,243)	180,348

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.	Trading properties

Changes in the Group’s trading properties for the years ended June 30, 2013 and 2012 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1, 2011	21,713	83,054	81,695	186,462
Additions	2,201	-	2,112	4,313
Currency translation adjustments	-	-	5,470	5,470
Disposals	(8,249)	(14)	(6,981)	(15,244)
At June 30, 2012	15,665	83,040	82,296	181,001
Additions	19	1,463	-	1,482
Currency translation adjustments	-	17,757	-	17,757
Transfers	-	61,444	(61,444)	-
Disposals	(5,993)	(5)	-	(5,998)
At June 30, 2013	9,691	163,699	20,852	194,242

As of June 30, 2013 properties under construction mainly comprise works in Zetol” and "Vista al Muelle" and units to be received Caballito for the amounts of Ps. 132.7 million.

As of June 30, 2012 and 2011, principal work of properties under developments is units to be received Caballito, which amounted to Ps. 52.2 million and Ps. 52.0 million, respectively.

The difference between undeveloped property and property under construction is attributable to the commencement of works at “Zetol” and “Vista al Muelle”, as disclosed in the item “Transfers” for an amount of Ps. 61.4 million.

The Group has contractual obligations relating to future works committed when certain properties were acquired or real estate projects were approved. As of June 30, 2013 and 2012 and July 1, 2011, contractual obligations mainly correspond to constructions regarding “Zetol” and "Vista al Muelle" projects and amount to Ps. 38 million, Ps. 23 million and Ps. 33 million, respectively. Both projects are expected to be completed in 2023.

Certain of the Group’s trading property assets have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group’s trading properties as of June 30, 2013 and 2012 and July 1, 2011 is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Undeveloped land Vista al Muelle	33,074	22,674	21,654
Undeveloped land Zetol	47,384	32,489	32,207
Total	80,458	55,163	53,861

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the consolidated financial statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.	Trading properties (Continued)

The following is a detailed summary of the Group’s trading properties by type as of June 30, 2013:

Description	Encumbrances	Book value	Date of construction	Date of acquisition
Undeveloped sites:
Zetol	Mortgage	-	-	Jun-09
Vista al Muelle	Mortgage	-	-	Jun-09
Torres Rosario	-	-	-	Apr-99
Pilar	-	2,208	-	May-97
Espacio aéreo Coto	-	10,429	-	Sep-97
Rosario	-	-	-	Apr-99
Pereiraola	-	8,215	-	Dec-96
Total undeveloped sites		20,852
Properties under development:
Torres Rosario	-	7,665	-	Apr-99
Vista al Muelle plot of land	Mortgage	33,280	-	Jun-09
Zetol plot of land	Mortgage	47,384	-	Jun-09
Units to be received Beruti (Note 39) (i)	-	23,294	-	Jun-08
Units to be received Caballito (Note 39)(i)	-	51,999	-	Jun-11
Total Properties under development		163,622
Completed properties:
Rivadavia 2768	-	357	-	Sep-91
Abril	-	2,928	-	Jan-95
El Encuentro	-	2,705	-	Nov-97
San Martín de Tours	-	181	-	Mar-03
Torres Jardín	-	6	-	Jul-96
Torres Rosario	-	3,166	-	Apr-99
Caballito Nuevo	-	425	-	Nov-97
Total Completed properties		9,768
Total		194,242

(i)     Corresponds to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements (Note 40).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.	Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2013 and 2012 were as follows:

	Goodwill	Computer Software	Rights of use (ii)	Others	Total
At July 1, 2011
Cost	29,132	27,927	44,455	965	102,479
Accumulated amortization	-	(18,432)	(3,010)	(580)	(22,022)
Net book amount	29,132	9,495	41,445	385	80,457
Year ended June 30, 2012
Opening net book amount	29,132	9,495	41,445	385	80,457
Exchange differences	(1,040)	(1,155)	-	-	(2,195)
Additions	-	4,076	-	19	4,095
Disposals	(2,620)	(3,511)	-	(86)	(6,217)
Amortization charge (i) (Note 34)	-	(209)	(753)	(101)	(1,063)
Closing net book amount	25,472	8,696	40,692	217	75,077
At June 30, 2012
Cost	25,472	27,337	44,455	898	98,162
Accumulated amortization	-	(18,641)	(3,763)	(681)	(23,085)
Net book amount	25,472	8,696	40,692	217	75,077
Year ended June 30, 2013
Opening net book amount	25,472	8,696	40,692	217	75,077
Exchange differences	5,857	657	-	-	6,514
Additions	-	2,682	-	9	2,691
Disposals	-	(3)	-	-	(3)
Reclassification to property, plant and equipment	-	336	-	-	336
Acquisition of interest in subsidiary	45,723	-	-	-	45,723
Amortization charge (i) (Note 34)	-	(4,179)	(753)	(94)	(5,026)
Closing net book amount	77,052	8,189	39,939	132	125,312
At June 30, 2013
Cost	77,052	31,009	44,455	907	153,423
Accumulated amortization	-	(22,820)	(4,516)	(775)	(28,111)
Net book amount	77,052	8,189	39,939	132	125,312
(i) As of June 30, 2013 and 2012 amortization charges are included in “General and administrative expenses” in the Statement of Income (Note 34). There was no impairment charges for any of the years presented.
(ii) Include Ps. 20,873 corresponding to project Arcos del Gourmet which has not been amortized yet because it is still in the development stage.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Biological assets

Changes in the Group’s biological assets for the years ended June 30, 2013 and 2012 were as follows:

	Crops	Sugarcane	Cattle	Dairy	Others	Total
At July 1, 2011	62,108	126,867	213,285	22,274	8,569	433,103
Increase due to purchases	-	-	18,281	-	186	18,467
Initial recognition and changes in fair value of biological assets (i)	508,749	74,776	76,731	6,306	3,025	669,587
Decrease due to harvest	(522,546)	(93,190)	-	-	-	(615,736)
Decrease due to sales	-	-	(125,414)	(2,589)	(169)	(128,172)
Consume	-	-	(598)	(4)	(1,022)	(1,624)
Exchange differences	(102)	(12,064)	-	-	-	(12,166)
At June 30, 2012	48,209	96,389	182,285	25,987	10,589	363,459
Increase due to purchases	-	-	8,059	-	316	8,375
Initial recognition and changes in fair value of biological assets (i)	628,348	141,408	76,716	4,627	190	851,289
Decrease due to harvest	(622,439)	(133,628)	-	-	-	(756,067)
Decrease due to sales	-	-	(70,817)	(2,480)	(491)	(73,788)
Consume	-	-	(501)	-	(731)	(1,232)
Exchange differences	1,761	6,895	-	-	-	8,656
At June 30, 2013	55,879	111,064	195,742	28,134	9,873	400,692

(i) Biological assets with a production cycle of more than one year (that is, sugarcane, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 253,675 and Ps. 105,162 for the years ended June 30, 2013 and 2012, respectively. For the years ended June 30, 2013 and 2012, amounts of Ps. 185,623 and Ps. 348,167, were attributable to price changes, and amounts of Ps. 68,052 and Ps. 319,122, were attributable to physical changes.

Biological assets as of June 30, 2013 and 2012 and July 1, 2011 were as follows:

	Classification	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Cattle for dairy production	Production	27,957	25,894	22,269
Breeding cattle	Production	155,058	146,169	171,638
Sugarcane	Production	111,063	96,388	126,867
Others	Production	9,050	9,757	5,090
Non-current biological assets		303,128	278,208	325,864
Current
Cattle for dairy production	Consumable	177	93	5
Cattle for sale	Consumable	40,692	36,116	44,619
Crops	Consumable	55,879	48,209	62,109
Others	Consumable	816	833	506
Current biological assets		97,564	85,251	107,239
Total biological assets		400,692	363,459	433,103

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 846,336 and Ps. 591,573 for the years ended June 30, 2013 and 2012, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Inventories

Breakdown of Group’s inventories as of June 30, 2013 and 2012, and July 1, 2011 were as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Current
Crops	120,697	153,516	238,451
Materials and inputs	92,900	81,326	111,547
Seeds and fodders	22,397	13,577	8,315
Hotel supplies	5,962	4,791	3,789
Beef	8,985	-	5,898
Others	1,435	237	3,268
Current inventories	252,376	253,447	371,268
Total inventories	252,376	253,447	371,268

The cost of inventories recognized as expense and included in “Costs” amounted to Ps. 911,338 and Ps. 931,757, for the years ended June 30, 2013 and 2012, respectively.

17.	Financial instruments by category

The following tables show the carrying amount of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both, financial instruments and non-financial assets or liabilities (such as prepayments, tax receivables and payables in kind), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Financial assets and financial liabilities as of June 30, 2013 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2013
Assets as per statement of financial position
Trade and other receivables (Note 19)	1,420,253	-	1,420,253	404,170	1,824,423
Investment in financial assets	-	639,327	639,327	-	639,327
Derivative financial instruments (Note 21)	-	66,921	66,921	-	66,921
Cash and cash equivalents (excluding bank overdrafts)	917,706	129,880	1,047,586	-	1,047,586
Total	2,337,959	836,128	3,174,087	404,170	3,578,257

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 23)	538,230	-	538,230	601,737	1,139,967
Borrowings (excluding finance lease liabilities) (Note 26)	5,714,236	-	5,714,236	-	5,714,236
Derivative financial instruments (Note 21)	-	11,464	11,464	-	11,464
Total	6,252,466	11,464	6,263,930	601,737	6,865,667

Financial assets and financial liabilities as of June 30, 2012 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2012
Assets as per statement of financial position
Trade and other receivables (Note 19)	887,675	-	887,675	341,276	1,228,951
Investment in financial assets	-	698,752	698,752	-	698,752
Derivative financial instruments (Note 21)	-	21,012	21,012	-	21,012
Cash and cash equivalents (excluding bank overdrafts)	419,139	52,783	471,922	-	471,922
Total	1,306,814	772,547	2,079,361	341,276	2,420,637

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 23)	368,679	-	368,679	396,723	765,402
Borrowings (excluding finance lease liabilities) (Note 26)	3,955,483	64	3,955,547	-	3,955,547
Derivative financial instruments (Note 21)	-	41,417	41,417	-	41,417
Total	4,324,162	41,481	4,365,643	396,723	4,762,366

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (Continued)

Financial assets and financial liabilities as of July 1, 2011 were as follows:

	Financial assets at amortized cost	Financial assets at fair value	Subtotal financial assets	Non-financial assets	Total
July 1, 2011
Assets as per statement of financial position
Trade and other receivables (Note 19)	803,646	-	803,646	234,467	1,038,113
Investment in financial assets	-	488,617	488,617	-	488,617
Derivative financial instruments (Note 21)	-	79,408	79,408	-	79,408
Cash and cash equivalents (excluding bank overdrafts)	420,391	274,161	694,552	-	694,552
Total	1,224,037	842,186	2,066,223	234,467	2,300,690

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 23)	323,865	-	323,865	420,172	744,037
Borrowings (Note 26)	3,535,844	203	3,536,047	-	3,536,047
Derivative financial instruments (Note 21)	-	8,353	8,353	-	8,353
Total	3,859,709	8,556	3,868,265	420,172	4,288,437

Liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (Continued)

Income, expense, gains and losses on financial instruments are included in “Financial results, net” in the statement of income, except for those generated by commodities, which are disclosed in “Other operating results, net” can be assigned to the following categories:

	Financial assets/ liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Subtotal Financial assets and liabilities	Non-Financial assets and liabilities	Total
June 30, 2013
Interest income	72,813	-	72,813	-	72,813
Interest expense	(473,465)	-	(473,465)	-	(473,465)
Foreign exchange losses net	(481,696)	-	(481,696)	-	(481,696)
Fair value gains on financial assets at fair value through profit or loss	-	23,739	23,739	-	23,739
Net loss from derivative financial instruments (except commodity)	-	(7,567)	(7,567)	-	(7,567)
Fair value gain / (losses) on embedded derivatives on borrowings	-	64	64	-	64
Other finance results	(41,541)	(1,108)	(42,649)	-	(42,649)
Net result	(923,889)	15,128	(908,761)	-	(908,761)

	Financial assets/ Liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Subtotal Financial assets and liabilities	Non-Financial assets and liabilities	Total
June 30, 2012
Interest income	22,604	-	22,604	-	22,604
Interest expense	(409,825)	-	(409,825)	-	(409,825)
Foreign exchange losses net	(215,615)	-	(215,615)	-	(215,615)
Fair value gains on financial assets at fair value through profit or loss	-	25,538	25,538	-	25,538
Net loss from derivative financial instruments (except commodities)	-	(1,115)	(1,115)	-	(1,115)
Fair value gain on embedded derivatives on borrowings	-	139	139	-	139
Other finance results	(12,694)	15,728	3,034	-	3,034
Net result	(615,530)	40,290	(575,240)	-	(575,240)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (Continued)

Determining fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, mortgage bonds, government bonds and commodities futures and options for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The financial instruments that the Group has allocated to this level mainly comprise call options, warrants and embedded derivatives on borrowings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2013 and 2012 and July 1, 2011 and their allocation to the different levels of the fair value hierarchy:

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,859	-	-	56,859
- Investment in equity securities in Hersha	30,163	-	-	30,163
- Corporate bonds	26,738	-	-	26,738
- Other Equity securities in public companies	830	-	-	830
- Mutual funds	195,814	15,851	-	211,665
- Shares of Supertel	-	-	139,120	139,120
- Non-convertible notes	5,136	-	-	5,136
- Don Mario S.G.R.	11,691	-	-	11,691
- Government bonds	157,125	-	-	157,125
Derivative financial instruments:
- Commodity derivatives	39,875	-	-	39,875
- Foreign-currency contracts	-	5,838	-	5,838
- Interest-rate swaps	-	4,259	-	4,259
- Supertel Warrants	-	-	16,949	16,949
Cash and cash equivalents	129,880	-	-	129,880
Total assets	654,111	25,948	156,069	836,128
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	11,461	-	11,461
- Commodity derivatives	3	-	-	3
Total liabilities	3	11,461	-	11,464

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (Continued)

	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	-	65,131	-	65,131
- Investment in equity securities in Hersha	432,771	-	-	432,771
- Other equity securities in public companies	12,968	-	-	12,968
- Government bonds	505	-	-	505
- Shares of Supertel	-	-	117,488	117,488
- Mutual funds	59,889	-	-	59,889
- Don Mario S.G.R.	10,000	-	-	10,000
Derivative financial instruments:
- Supertel warrants	-	-	18,434	18,434
- Commodity derivatives	1,080	-	-	1,080
- Foreign-currency contracts	-	540	-	540
- Interest-rate swaps	-	958	-	958
Cash and cash equivalents	52,783	-	-	52,783
Total assets	569,996	66,629	135,922	772,547
Liabilities
Borrowings:
- Embedded derivative on Cresud Class VII NCN	-	-	64	64
Derivative financial instruments:
- Commodity derivatives	22,397	-	-	22,397
- Foreign-currency contracts	-	19,020	-	19,020
Total liabilities	22,397	19,020	64	41,481

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (Continued)

	July 1, 2011
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
- Investment in equity securities in TGLT	68,657	-	-	68,657
- Investment in equity securities in Hersha	355,942	-	-	355,942
- Other equity securities in public companies	4,477	-	-	4,477
- Government bonds	477	-	-	477
- Mutual funds	59,064	-	-	59,064
Derivative financial instruments:
- Commodity derivatives	9,878	-	-	9,878
- Interest-rate swaps	-	1,867	-	1,867
- Foreign-currency contracts	-	7,221	-	7,221
- Hersha call option	-	60,442	-	60,442
- Cash and cash equivalents	274,161	-	-	274,161
Total assets	772,656	69,530	-	842,186
Liabilities
Borrowings:
- Embedded derivative on Cresud Class VII NCN	-	-	203	203
Derivative financial instruments:
- Commodity derivatives	7,055	-	-	7,055
- Foreign-currency contracts…………………………..	-	1,298	-	1,298
Total liabilities	7,055	1,298	203	8,556

During year ended on June 30, 2012, investment in TGLT’s shares was transferred from Level 1 to Level 2, because there was no trade involving shares on dates near closing, so the last quote available was not considered representative of the market price of those shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments for the years ended as of June 30, 2013 and 2012:

	Embedded derivative on Cresud Class VII NCN	Warrants of Supertel	Shares of Supertel	Total
Balance at July 1, 2011	203	-	-	203
Acquisitions	-	17,699	112,801	130,500
Gain and losses recognized in profit or loss	(139)	735	4,687	5,283
Balance at June 30, 2012	64	18,434	117,488	135,986
Acquisitions	-	-	282	282
Gain and losses recognized in profit or loss	(64)	(1,485)	21,350	19,801
Balance at June 30, 2013	-	16,949	139,120	156,069

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Investment in equity securities of TGLT	Extrapolation	Theoretical price	Libor interest rate curve; Commodity prices volatility.
Foreign-currency contracts	Present value method	Theoretical price	Swap curve; Money market curve; Interest curve. Foreign exchange curve.
Swaps	Present value method	Theoretical price	Swap curve; Money market interest-rate curve.
Hersha call option	Black-Scholes	Theoretical price	Libor interest rate curve.
Shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money markey interest-rate curve (libor rate).
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money markey interest-rate curve (libor rate).
Embedded derivative on Cresud Class VII NCN	Black-Scholes	Theoretical price	Commodity prices volatility.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Restricted assets

The table below shows the restricted assets as of June 30, 2013 and 2012 and July 1, 2011:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Escrow deposits	10,881	-	-
Mutual funds	43,750	-	-
Total Non-Current	54,631	-	-
Current
Escrow deposits	1,022	-	-
Total Current	1,022	-	-
Total restricted assets	55,653	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Trade and other receivables, net

The table below shows trade and other receivables as of June 30, 2013 and 2012 and July 1, 2011:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Leases and services receivable	58,783	54,548	27,498
Consumer financing receivables	214	-	-
Receivables from sale of agriculture products	-	-	3,519
Property sales receivable (ii)	88,387	41,587	16,785
Less: Provision for impairment of trade receivables	(2,266)	(2,208)	(2,208)
Non-current trade receivables	145,118	93,927	45,594
Trade receivables from disposal of joint ventures	2,147	-	-
Prepayments	5,210	3,630	3,114
VAT receivables	28,944	54,065	82,290
Other tax receivables	62,759	51,009	1,067
Guarantee deposits (i)	-	54,843	55,975
Advance purchase of interest associates	-	-	18,761
Others	4,499	-	7,963
Non-current other receivables	103,559	163,547	169,170
Related parties (Note 39)	42,753	39,695	22,023
Non-current trade and other receivables	291,430	297,169	236,787
Current
Consumer financing receivables	15,735	15,991	75,117
Leases and services receivable	369,289	183,796	118,870
Receivables from sale of agriculture products and farmlands leases	407,127	178,244	183,099
Receivables from hotel operations	26,201	14,106	9,954
Deferred checks received	213,541	136,118	103,631
Notes receivable	-	8,361	5,987
Debtors under legal proceedings	51,610	46,530	49,549
Property sales receivable (ii)	91,142	42,098	34,402
Less: allowance for doubtful accounts	(84,418)	(70,140)	(119,600)
Trade receivables current	1,090,227	555,104	461,009
Trade receivables from disposal of joint ventures	20,555	-	-
Prepayments	78,603	58,906	64,923
VAT receivables	39,342	32,528	67,149
Gross sales tax credit	2,420	10,334	8,263
Other tax receivables	37,353	13,305	-
Loans	8,982	6,164	-
Expenses and services to recover	3,757	8,610	-
Suppliers advances	54,961	107,236	24,720
Guarantee deposits	10	9,789	633
Dividends received	2,828	3,442	-
Others	29,906	23,902	20,885
Less: allowance for doubtful accounts	(218)	(132)	(92)
Current other receivables	278,499	274,084	186,481
Related parties (Note 39)	77,365	30,114	31,936
Current trade and other receivables	1,446,091	859,302	679,426
Total trade and other receivables	1,737,521	1,156,471	916,213

(i)	Guarantee deposits relate to certain long-term loans incurred by Brasilagro.
(ii)	Property sales receivables primarily comprise the sale of trading properties, investment properties and farmlands.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Trade and other receivables, net (Continued)

As of June 30, 2013, all non-current receivables are due within 4 years from the end of the reporting period.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not considered significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	June 30, 2013	June 30, 2012	July 1, 2011
Argentine Peso	807,563	334,943	411,101
US Dollar	416,223	458,895	196,337
Brazilian Reais	501,163	337,376	264,862
Bolivian peso	9,231	22,620	43,835
Others	3,341	2,637	78
	1,737,521	1,156,471	916,213

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.18.

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	June 30, 2013	June 30, 2012
Beginning of the year	72,480	121,900
Charge of the year	32,229	19,117
Unused amounts reversed	(16,142)	(8,590)
Used during the year	(1,610)	(58,916)
Receivables written off	(235)	(1,031)
Exchange differences	180	-
End of the year	86,902	72,480

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 34). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Trade and other receivables, net (Continued)

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying value of each class of credit.

The Company has also receivables with related parties. Neither of which are due nor impaired.

Due to the distinct characteristics of each type of receivables, an ageing analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2013 and 2012 and July 1, 2011, (includes receivables not past due to reconcile with the amounts in the statements of financial position):

	Expired
	Up to 3 months	3 to 6 months	Over 6 months	Not past due	Allowance	Total
Leases and services	11,234	759	23,603	385,082	55,223	475,901
Office leases	4,614	1,182	1,313	175,781	4,763	187,653
Hotel leases and services	-	-	-	25,864	337	26,201
Consumer financing:
Credit card	2	-	-	127	13,485	13,614
Loans	-	-	-	23	2,312	2,335
Disposal of properties	18	-	-	167,593	2,830	170,441
Agricultural products	23,150	305	2,108	412,587	7,734	445,884
Total as of June 30, 2013	39,018	2,246	27,024	1,167,057	86,684	1,322,029
Leases and services	29,557	6,892	1,868	317,822	50,075	406,214
Office leases	5,661	1,185	52	11,772	4,417	23,087
Consumer financing:
Credit card	-	-	-	2,580	9,813	12,393
Loans	-	-	-	192	3,408	3,600
Disposal of properties	3,726	140	1,249	85,736	394	91,245
Agricultural products	559	-	-	180,040	4,241	184,840
Total as of June 30, 2012	39,503	8,217	3,169	598,142	72,348	721,379
Leases and services	1,348	21,886	1,410	238,282	45,612	308,538
Office leases	-	-	-	9,978	9,312	19,290
Consumer financing:
Credit card	627	-	-	2,292	17,320	20,239
Loans	608	-	-	6,919	44,659	52,186
Disposal of properties	2,127	-	406	36,060	2,765	41,358
Agricultural products	2,503	599	1,750	179,808	2,140	186,800
Total as of July 1, 2011	7,213	22,485	3,566	473,339	121,808	628,411

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Trade and other receivables, net (Continued)

Leases and services receivables from investment properties:

Trade receivables related to leases and services provided from shopping centers offices represent 40%, 37% and 29% of the Group’s total trade receivables as of June 30, 2013 and 2012 and July 1, 2011, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. At the end of the year, the Group has not experience credit issues with these new customers.

As of June 30, 2013 and 2012 the Group recognized losses from impairment of leases and services receivables for an amount of Ps. 10.6 million and Ps. 12.1 million, respectively.

Consumer financing receivables:

Trade receivables related to the residual consumer activities of the Group represent only 1%, 2% and 12% of the Group’s total trade receivables as of June 30, 2013 and 2012 and July 1, 2011, respectively.

As of June 30, 2013 and 2012, the Company provided for losses with respect to receivables from consumer financing for an amount of Ps. (1.6) million and Ps. 2.1 million, respectively. The estimation of the credit risk is complex and requires the use of rating and scoring models which are essential to measure default risk. In measuring the consumption credit risks of credit purchases made through credit cards and cash advances, the Company considers two components: (i) the probability of default by client or counterparty, and (ii) the likeable recovery rate of obligations in arrears. The models are reviewed regularly to check their effectiveness with respect to actual performance and, where necessary, to enhance them.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 13%, 13% and 7% of the Group’s total trade receivables as of June 30, 2013 and 2012, and July 1, 2011, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

As of June 30, 2013, the Group recognized losses in Trade and other receivables for an amount of Ps. 234.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Trade and other receivables, net (Continued)

Receivables from the sale of agriculture products:

Trade receivables related to the sale of agriculture products and farmlands leases represent 34%, 27.5% and 36.8% of the Group’s total trade receivables as of June 30, 2013 and 2012 and July 1, 2011, respectively. The Group has a large customer base and is not dependent on any single customer.

As of June 30, 2013 and 2012, the Company has recognized losses with respect to receivables from the sale of agricultural products for an amount of Ps. 3.5 million and Ps. 0.7 million, respectively.

As of June 30, 2013 and 2012 and July 1, 2011, approximately 77%, 97% and 80% of the outstanding unimpaired receivables from the sale of agricultural products (neither past due nor impaired) relate to sales to 12 well-known companies with good credit quality standing. These entities or their parents have an available external credit rating. The Group reviews theses external ratings in credit agencies. As of June 30, 2013 and 2012 and July 1, 2011, the remaining percentage of the outstanding unimpaired receivables from the sale of agricultural products is related to sales to a large number of customers whose external rating is not available. However, the total number of clients without an external credit rating is relatively stable. Most customers for which an external credit rating is unavailable are customers with more than six months in the Company and have had no defaults in the past. New customers with less than six months are regularly monitored. To date, the Group has not experience credit issues with these new customers.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.	Investment in financial assets

The following table shows investments in financial assets as of June 30, 2013 and 2012 and July 1, 2011.

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT (i)	56,859	65,131	68,657
Investment in equity securities in Hersha (ii)	30,163	432,771	355,942
Mutual funds	17,249	-	-
Shares of Supertel	139,120	117,488	-
Other equity securities in public companies	93	375	362
Don Mario S.G.R. (Note 4)	10,060	10,000	-
Shares	198	918	1,191
Total Investment in Financial Assets Non-current	253,742	626,683	426,152
Current
Financial assets at fair value
Mutual Funds (Note 39)	194,416	59,889	59,064
Don Mario S.G.R.	1,631	-	-
Corporate Notes – Related Parties	22,261	-	-
Other equity securities in public companies	32	11,675	2,924
Non-convertible notes	5,136	-	-
Government bonds	4,477	505	477
Other investments	157,632	-	-
Total Investment in Financial Assets Non-current	385,585	72,069	62,465
Total Investment in Financial Assets	639,327	698,752	488,617

(i) On November 4, 2010, the Group acquired 5,214,662 shares of common stock of TGLT following TGLT initial public offering in the Buenos Aires Stock Exchange for Ps. 47.1 million in cash. TGLT is a residential housing developer with operations in Argentina and Uruguay. Following the initial acquisition, through successive purchases, the Group acquired 1,474,356 additional TGLT shares for an aggregate of Ps. 13.1 million. As of June 30, 2013, the Group’s interest in TGLT amounted to 6,689,018 shares, representing 9.51% of the capital stock.
(ii) As of June 30, 2013 and 2012 and July 1, 2011, the balances consist of the Group’s interest in Hersha of 0.494%, 9.13% and 9.18%, respectively. Hersha is a Real Estate Investment Trust (REIT) listed in the NYSE, with interests in hotels throughout the United States of America.

Financial assets at fair value through profit or loss are denominated in argentine pesos. The maximum exposure to credit risk at the reporting date is the carrying value of these  assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.	Investments in financial assets (Continued)

Financial assets at fair value through profit or loss are denominated in the following currencies:

	June 30, 2013	June 30, 2012	July 1, 2011
Currency
Argentine Peso	419,985	142,302	95,597
US Dollar	209,692	550,259	390,128
Others	9,650	6,191	2,892
	639,327	698,752	488,617

21.	Derivative financial instruments

Group’s derivative financial instruments as of June 30, 2013 and 2012 and July 1, 2011 were as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Assets
Non-current
Hersha call option (i)	-	-	60,442
Swaps	4,259	-	-
Foreign-currency contracts	4,169	-	-
Supertel warrants (ii)	16,949	18,434	-
Total non-current	25,377	18,434	60,442
Current
Commodity derivatives	35,706	1,080	9,878
Foreign-currency contracts	5,838	540	7,221
Swaps	-	958	1,867
Total current	41,544	2,578	18,966
Total assets	66,921	21,012	79,408

Liabilities
Non-current
Commodities	-	22,338	-
Foreign-currency contracts	2,773	521	-
Total non-current	2,773	22,859	-
Current
Commodities	3	59	7,055
Foreign-currency contracts	8,688	18,499	1,298
Total current	8,691	18,558	8,353
Total liabilities	11,464	41,417	8,353
(i) As of August 2009, the Group, through its subsidiary REIG, acquired a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares of Hersha at an exercise price of US$ 3.00 per share. Also, if starting on August 4, 2011, the quoted market price of Hersha’s share exceeded US$ 5.00 per share during 20 consecutive trading sessions, Hersha could exercise the call option by issuing and delivering a variable amount of shares calculated in accordance with certain market values. On February 10, 2012, the Group exercised such option and accordingly, Hersha issued 2,521,561 shares, for which the Group has no obligation to pay any Price.
(ii) The balance represents the fair value of Supertel’s warrants, which were acquired in February 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.	Derivative financial instruments (Continued)

The maximum exposure to credit risk at the reporting date is the carrying value of derivative financial instruments.

Derivative financial instruments are denominated in the following currency:

	June 30, 2013	June 30, 2012	July 1, 2011
Currency
Argentine Peso	(3)	1,074	4,786
US Dollar	55,460	(21,479)	66,269
	55,457	(20,405)	71,055

Additionally, the Group holds certain embedded derivative financial instruments related to borrowings. See Note 26 for further details.

22.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of June 30, 2013 and  2012 and July 1, 2011:

	June 30, 2013	June 30, 2012	July 1, 2011
Cash at bank and on hand	769,485	315,062	186,694
Short-term bank deposits	148,221	104,077	233,697
Mutual funds	129,880	52,783	274,161
Total cash and cash equivalents	1,047,586	471,922	694,552

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Group’s operations for the years ended as of June 30, 2013 and 2012:

		June 30, 2013	June 30, 2012
Profit for the year		154,263	58,481
Adjustments for:
Income tax expense	29	33,519	16,031
Depreciation and amortization	11.12.14	279,738	233,137
Gain from disposal of investment property		(178,026)	(116,689)
Gain from disposal of farmlands		(149,584)	(45,490)
Gain from disposal of property, plant and equipment	36	(1,379)	(346)
Loss on the revaluation of receivables arising from the sale of farmland		3,165	-
Release of investment property and property, plant and equipment		5,226	-
Dividends income		(23,249)	(13,711)
Share-based payments		10,549	6,267
(Gain) / Loss from unrealized derivative financial instruments	36.37	(49,468)	52,160
Changes in fair value of investments in financial assets	37	(11,685)	(25,538)
Interest expense, net	37	400,652	387,221
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		(176,471)	(90,300)
Changes in net realizable value of agricultural produce after harvest		(11,756)	(2,720)
Provisions		98,723	71,701
Share of (profit) / loss of associates and joint ventures	9.10	9,818	(2,796)
Unrealized foreign exchange, net		506,124	246,897
Non-capitalized contribution		-	2,799
Gain from purchase of subsidiaries		(137,062)	-
Gain on sale of subsidiaries and joint ventures		(15,433)	-
Changes in operating assets and liabilities:
Decrease in biological assets		286,731	146,387
(Increase) Decrease in inventories		(56,929)	116,454
Increase in restricted funds		(85)
Decrease (Increase) in trading properties		4,466	(17,304)
Increase in trade and other receivables		(265,401)	(58,852)
(Increase) decrease in derivative financial instruments		(32,019)	91,460
Increase (Decrease) in trade and other payables		220,067	(221,046)
Increase (Decrease) in payroll and social security liabilities		19,734	(23,052)
Increase in provisions		7,090	-
Net cash generated from operating activities before income tax paid		931,318	811,151

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22.	Cash flow information (Continued)

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2013 and 2012:

	June 30, 2013	June 30, 2012
Dividends payable	4,169	28,632
Decrease in equity through an increase in trade and other payables	1,164	40,846
Decrease in equity through an increase in borrowings due to an acquisition of non-controlling interest	1,640	-
Decrease of interest in subsidiaries through an increase in trade and other receivables	20,869	-
Increase of interest in joint ventures through a decrease in trade and other receivables	13,175	-
Decrease of interest in associates and joint ventures through a decrease in trade and other payables	-	45,665
Increase in property, plant and equipment through an increase in trade and other payables and borrowings	2,480	8,965
Decrease in property, plant and equipment and investment properties through an increase in trade and other receivables	174,847	64,277
Decrease in investment properties through an increase in trade and other receivables	118,936	-
Decrease in trade and other receivables through an increase in investments in associates and joint ventures	12,503	-
Increase in investments in financial assets through an increase in borrowings	18,767	-
Decrease in investments in associates and joint ventures	-	16,004
Decrease in trade and other payables	-	24,675
Decrease in trade and other receivables	-	8,025

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Trade and other payables

The table below shows Trade and other payables as of June 30, 2013 and 2012 and July 1, 2011:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Trade payables	-	4	47
Admission rights	112,654	85,281	66,885
Sales, rent and services payments received in advance	53,300	44,846	45,345
Guarantee deposits	17,352	8,331	3,875
Non-current trade payables	183,306	138,462	116,152
Other tax payables	14,136	5,673	6,049
Deferred income	8,660	8,903	10,143
Shareholders’ personal tax payable	1,476	-	-
Tax amnesty plan for payable taxes	15,641	15,426	17,386
Others	5,028	315	5,976
Non-current other payables	44,941	30,317	39,554
Related parties (Note 39)	20	81	20
Non-current trade and other payables	228,267	168,860	155,726
Current
Trade and other payables	212,797	131,994	121,918
Accrued invoices	141,657	99,468	115,626
Admission rights	98,656	78,030	60,580
Sales, rent and services payments received in advance	199,909	134,251	143,189
Guarantee deposits	13,477	8,940	3,978
Current trade payables	666,496	452,683	445,291
Withholdings tax	9,800	11,866	17,826
VAT payables	26,739	26,371	21,642
Gross sales tax payable	1,836	4,365	2,889
Minimun presumed income tax	12,158	9,851	7,636
Other tax payables	41,996	6,258	4,048
Deferred revenue	1,246	314	17,079
Dividends payable	11,445	34,724	5
Tax amnesty plan for payable taxes	310	5,002	3,343
Shareholders’ personal tax payable	3,220	3,192	4,276
Others	6,930	6,427	9,252
Total current other payables	115,680	108,370	87,996
Related parties (Note 39)	129,524	35,489	55,024
Total current trade and other payables	911,700	596,542	588,311
Total trade and other payables	1,139,967	765,402	744,037

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Trade and other payables (Continued)

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is considered as not significant.

The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

	June 30, 2013	June 30, 2012	July 1, 2011
Argentine Peso	845,390	145,532	313,423
US Dollar	238,381	439,922	191,836
Brazilian Reais	48,668	149,433	187,928
Bolivian peso	6,642	29,070	50,276
Others	886	1,445	574
	1,139,967	765,402	744,037

24.	Payroll and social security liabilities

The table below shows payroll and social security liabilities as of June 30, 2013 and 2012 and July 1, 2011:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Others	3,984	783	635
Non-current payroll and social security liabilities	3,984	783	635
Current
Provision for vacation and bonuses	89,238	86,243	65,285
Social security payable	28,967	13,346	12,763
Salaries payable	1,776	2,869	1,367
Others	854	1,461	1,670
Current payroll and social security liabilities	120,835	103,919	81,085
Total payroll and social security liabilities	124,819	104,702	81,720

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Provisions

The Group is subject to several Argentine laws, regulations and business practices. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor and legal claims	Tax and social security claims	Investments in associates (i)	Total
At July 1, 2011	19,984	670	-	20,654
Additions	13,880	1,697	-	15,577
Used during period	(9,409)	(797)	-	(10,206)
Exchange difference	463	-	-	463
At June 30, 2012	24,918	1,570	-	26,488
Additions	24,003	642	39,091	63,736
Used during period	(16,634)	(521)	-	(17,155)
Exchange difference	14,767	-	-	14,767
At June 30, 2013	47,054	1,691	39,091	87,836

(i) Corresponds to equity interests in associates with negative equity.

The analysis of total provisions is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current	71,626	22,553	14,939
Current	16,210	3,935	5,715
	87,836	26,488	20,654

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Provisions (Continued)

Included within provisions are certain amounts the Group provided for the following cases which are further detailed below:

Litigation with Exagrind S.A.

Cresud filed a lawsuit through Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company) on claims for damages and losses produced by a fire in one of the Company's farms, “San Rafael” farm, which is close to Exagrind’s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. Exagrind claimed an amount of Ps. 2.9 million at that date. Due to certain administrative issues, the Company was never served notice of the court’s decisions and requested additional time to respond the case. The Company filed an extraordinary appeal to the High Court of Justice of the Province of Catamarca for an extension of time. The court has not responded yet. However, in March 2007, the court ordered an inhibition of assets which was subsequently lifted. This decision was lifted in June 2007 and Tali Sumaj farm on attachment has been accepted in replacement. In June, 2010, the Company sold the farm to a third party. Since the litigation is still pending, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser. The Group has recorded a provision amounting to Ps. 1.5 million, which is included within “Labor, legal and other claims”.

In addition, the Group is involved in several legal proceedings, including tax, labor, civil, administrative and other matters for which the Group has not established provisions based on the information assessed to date. In the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or collectively, will not have a material adverse effect on the consolidated financial position, liquidity and results of operations of the Group. For ease of presentation, the Group has categorized these matters between those arising out of the Group’s agricultural and agro-industrial activities and those arising out of the Group’s investment and development properties business activities:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Provisions (Continued)

Agriculture business

Litigation with the City of Villa Mercedes, San Luis, Argentina

The Misdemeanors Court Judge of the city of Villa Mercedes, Province of San Luis, issued Resolution No, 2980/08 about the situation of Cactus in such city, determining that the Company had a 36-month term to present a plan to conclude operations and transfer of the establishment located on the Provincial Route 2B.

In such 36-month period, Cactus should not operate more than 18,500 heads of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No, 0662/09, thus ratifying the Misdemeanor Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to present the plan to conclude its operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanors Court Judge of Villa Mercedes. This filing was denied by the High Court of Justice, and the Company lodged an appeal of unconstitutionality against this decision, whose resolution, as of the date of issuance of these financial statements, is pending.

Irrespective of the above, the Group is carrying out a plan to improve its relationship with the community of Villa Mercedes, seeking to strengthen the company’s position as a valuable member in the social and economic community in the region, whose purpose is that the scheduled moving be reconsidered by municipal authorities.

On January 27, 2012, the Group filed with the Municipality of Villa Mercedes a report on the activities performed, the economic and social relevance of the exploitation carried out by the Group and the special features, complexities and terms of a possible relocation. Such filing received by the Municipality of Villa Mercedes was forwarded to the Court of Misdemeanors for notification purposes.

This Court currently does not have any incumbent judges appointed.

The documents required to secure the municipal authorization renewal were filed in December 2012. As of the date of these financial statements, we have not had any update on the status of such filing.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Provisions (Continued)

Real Estate Business

Acquisition of the building known as Ex-Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group, through APSA, acquired through a public bidding the building known as Ex-Escuela Gobernador Vicente de Olmos located in the city of Córdoba for the amount of Ps. 32,522. As explained in Note 30, this property is affected to a concession contract.

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin theater.

APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2013, the property is still operated by the Group and is recorded under Investment properties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Borrowings

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value (in millions)	June 30, 2013	June 30, 2012	July 1, 2011
Non-Current
CRESUD NCN Class IV due 2012	Unsecured	US$	Fixed	7.75%	17.8	-	-	18,314
CRESUD NCN Class V due 2012	Unsecured	Ps.	Floating	Badlar + 375 bps	106.9	-	-	70,927
CRESUD NCN Class VI due 2013	Unsecured	US$	Fixed	7.5%	34.8	-	-	99,286
CRESUD NCN Class VII due 2013	Unsecured	US$	Floating	Premium	2.1	-	-	8,209
Embedded derivative on Cresud Class VII						-	-	203
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	322,925	269,922	-
CRESUD NCN Class IX due 2013	Unsecured	Ps.	Floating	Badlar + 300 bps	161	-	100,606	-
CRESUD NCN Class X due 2014	Unsecured	US$	Fixed	7.75%	31.5	-	138,474	-
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	39,415	58,908	-
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	67,819	-	-
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	425,658	-	-
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	171,084	-	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	150	784,855	665,257	599,565
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	150	781,338	661,077	598,116
IRSA NCN Class III due 2020	Unsecured	Ps.	Floating	Badlar + 249 bps	150	-	51,032	-
IRSA NCN Class IV due 2014	Unsecured	US$	Fixed	7.45%	34	-	114,665	-
APSA CN due 2014 (Note 39)	Unsecured	US$	Fixed	10%	50	-	38	4,640
APSA NCN Class I due 2017	Unsecured	US$	Fixed	7.87%	120	568,362	471,750	421,498
Syndicated loan (i)	Unsecured	Ps.	Fixed	15.01%	118	175,604	-	-
Bank M&T Loan	Secured	US$	Floating	Libor + 3.25%'	75	399,691	-	-
Long term loans	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	77,780	58,683	27,525
Long term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	19,784	-	-
Long term loans	Unsecured	Ps.	Fixed	15.01%	24	13,543	-	-
Long term loans	Secured	Rs.	Floating	TJLP + 1.95 to 3.10 and 5.5 to 10	20.5	17,162	29,617	40,645
Long term loans	Secured	Rs.	Fixed	7.23%	98.7	121,289	85,230	105,256
Other long term loans		Ps.	Fixed		-	19,163	-	-
Other long term loans		Bol.	Floating			6,136	-	-
Seller financing	Unsecured	US$	Fixed	11.69%	258	-	1,530	-
Seller financing	Secured	US$	Fixed	3.50 % and 5%	17.9	78,371	62,765	62,019
Finance leases (Note 30)	Secured	US$	Fixed	7.50%	792	1,590	528	-
Related parties						98,327	5	41
Non-current borrowings						4,189,896	2,770,087	2,056,244

(i)           Includes Ps. 35,557 in Banco Hipotecario as of June 30, 2013. See Note 39.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Borrowings (Continued)

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value (in millions)	June 30, 2013	June 30, 2012	July 1, 2011
Current
CRESUD NCN Class III due 2012	Unsecured	Ps.	Floating	Badlar + 400 bps	35.6	-	-	36,314
CRESUD NCN Class IV due 2012	Unsecured	US$	Fixed	7.75%	17.8	-	18,958	55,503
CRESUD NCN Class V due 2012	Unsecured	Ps.	Floating	Badlar + 375 bps	106.9	-	70,564	36,177
CRESUD NCN Class VI due 2013	Unsecured	US$	Fixed	7.5%	34.8	-	109,150	33,427
CRESUD NCN Class VII due 2013	Unsecured	US$	Floating	4% + Premium Factor	2.1	-	9,260	21
Embedded derivative on Cresud Class VII						-	64	-
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	6,074	4,966	-
CRESUD NCN Class IX due 2014	Unsecured	Ps.	Floating	Badlar + 300 bps	161	101,316	49,756	-
CRESUD NCN Class X due 2014	Unsecured	US$	Fixed	7.75%	31.5	165,810	(375)	-
CRESUD NCN Class X – 2nd Tranche due 2014	Unsecured	US$	Fixed	7.75%	30	163,477	-	-
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	19,652	(267)	-
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	35,083	-	-
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	(1,954)	-	-
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	(74)	-	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50	15	26,675	23,175	20,960
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50	150	40,604	34,004	30,800
IRSA NCN Class III due 2013	Unsecured	Ps.	Floating	Badlar + 249 bps	153	52,240	102,888	-
IRSA NCN Class IV due 2014	Unsecured	US$	Fixed	7.45%	33.8	137,750	38,278	-
APSA NCN due 2014 (Note 39)	Unsecured	US$	Fixed	10.00%	50	-	1	3
APSA NCN Class I due 2017	Unsecured	US$	Fixed	7.88%	120	5,499	4,554	4,490
APSA NCN Class II due 2012	Unsecured	Ps.	Fixed	11%		-	-	28,879
Bank overdrafts	Unsecured	Ps.	Fixed	-		25,797	133,064	684,083
Bank overdrafts	Unsecured	Ps.	Floating	-		418,730	92,786	3,605
Short term loans	Unsecured	Ps.	Floating	Priv, Banks + 400 Basic Points	2	-	43,489	26,093
Short term loans	Unsecured	US$	Fixed	3.75%	26.14	-	119,716	241,301
Short term loans	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	6,266	90,393	-
Short term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	893	-	-
Short term loans	Unsecured	Ps.	Floating	3.10%	64.2	-	65,903	58,571
Short term loans	Unsecured	Rs.	Fixed	7.23%	-	19,081	-	-
Short term loans	Secured	US$	Fixed			-	2,779	-
Short term loans	Unsecured	Ps.	Fixed	15.01%	24	6,895	-	-
Short term loans	Secured	Rs.	Fixed	7.23%	11.9	-	24,496	8,038
Short term loans	Secured	Rs.	Floating	9.54 TJLP + 1.95 to 3.10	-	84,933	-	-
Short term loans	Secured	Rs.	Floating	-	5.8	-	6,034	-
Short term loans	Secured	Rs.	Floating	5.5 to 10 TJLP + 1.95 to 3.10	-	5,263	-	-
Other short term loans		Ps.	Fixed			9,625	-	-
Syndicated loan	Unsecured	Ps.	Fixed	15.01%	0.23	51,005	-	-
Other short term loans		Bol.	Floating			9,968	-	-
Seller financing	Unsecured	US$	Fixed	11%		-	18,743	8,900
Seller financing	Secured	US$	Fixed	3.5%	1.8	12,809	32,122	51,197
Seller financing	Unsecured	Rs.	Floating	IGPM/CDI	102	106,165	91,487	151,431
Other seller - financed debt					9.9	16,348	-	-
Finance leases (Note 30)	Secured	US$	Fixed	7.5%	-	1,460	1,094	-
Related parties					-	-	-	10
Current borrowings						1,527,390	1,187,082	1,479,803
Total borrowings						5,717,286	3,957,169	3,536,047

(i)           Includes Ps. 9,738 with Banco Hipotecario as of June 30, 2013. See Note 39.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Borrowings (Continued)

As of June 30, 2013 and 2012 and July 1, 2011, total borrowings includes collateralized liabilities (seller financing and long-term loans) for Ps. 637.6 million, Ps. 243.0 million and Ps. 156.1 million, respectively. These borrowings are mainly collateralized by investment property and properties, plant and equipment of the Group (Notes 11 and 12).

Borrowings also include liabilities under finance leases where the Group is the Lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information related to liabilities under finance leases is disclosed in Note 30.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Fixed rate:
Less than one year	811,030	626,042	1,119,853
Between 1 and 2 years	915,437	271,999	167,462
Between 2 and 3 years	125,565	288,297	25,520
Between 3 and 4 years	589,468	14,922	23,072
Between 4 and 5 years	1,015,606	1,865,678	15,419
More than 5 years	838,838	32,850	1,683,661
	4,295,944	3,099,788	3,034,987
Floating rate:
Less than one year	621,551	529,659	308,607
Between 1 and 2 years	225,692	198,068	129,608
Between 2 and 3 years	21,561	55,996	7,451
Between 3 and 4 years	22,345	11,583	6,900
Between 4 and 5 years	23,441	5,868	3,551
More than 5 years	418,530	28,632	-
	1,333,120	829,806	456,117
Do not accrue interest:
Less than one year	91,759	29,759	51,343
Between 1 and 2 years	1,701	(461)	(1,600)
Between 2 and 3 years	(3,216)	(1,882)	(1,600)
Between 3 and 4 years	(2,292)	53	(1,600)
Between 4 and 5 years	(2,720)	106	(1,600)
More than 5 years	(60)	-	-
	85,172	27,575	44,943
	5,714,236	3,957,169	3,536,047

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.           Borrowings (Continued)

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair value of non-current borrowings (excluding finance leases) is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Cresud Series IV NCN due 2012	-	-	73,331
Cresud Series V NCN due 2012	-	-	106,876
Cresud Series VI NCN due 2013	-	-	143,225
Cresud Series VII NCN due 2013	-	-	8,546
Cresud Series VIII NCN due 2014	330,873	278,014	-
Cresud Series IX NCN due 2013	107,318	161,651	-
Cresud Series X NCN due 2014	333,955	142,985	-
Cresud Series XI NCN due 2015	80,502	80,858	-
Cresud Series XII NCN due 2014	102,073	-	-
Cresud Series XII NCN due 2015	429,071	-	-
Cresud Series XIV NCN due 2018	172,692	-	-
APSA CN due 2014 (Note 39)	-	483	4,643
IRSA NCN due 2017	775,440	559,217	620,525
APSA NCN Class I due 2017	672,244	405,846	425,988
IRSA NCN due 2020	822,249	559,540	628,910
Seller financing	127,092	64,295	62,019
Finance lease obligations	400,375	174,064	173,468
Total	4,353,884	2,426,953	2,247,531

Notes issued by Cresud

On October 2006, Cresud established a global program for the issuance of non-convertible notes (“NCN”) in one or more classes or series of up to a nominal value of US$ 50 million each (or its equivalent in other currencies). The notes may be issued with or without any guarantee and with maturity dates exceeding 30 days from issuance. The program was authorized by Resolution No, 15,972 of the Securities Exchange Commission on September 4, 2008 and is scheduled to last for five years as from such date. On January 2011, Cresud extended the global program up to a nominal value of US$ 150 million. Furthermore, on March 13, 2012, the Board of Directors approved a new increase of the Program by US$ 300 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Borrowings (Continued)

The following classes of NCN were outstanding as of each of June 30, 2013 and 2012 and July 1, 2011:

(a)	Class III and IV NCN

On July 21, 2010, Cresud issued an aggregate of Ps. 105.9 million in two parts. One of the classes (Class III) consists of Ps. 35.7 million floating-rate notes due April 2012 while the other (Class IV) 7.75% notes comprises US$ 17.8 million (equivalent to Ps. 73.7 million) due July, 2012.

Class III notes accrue interest at Badlar rate plus 400 basic points and is payable every quarter in arrears. Interest on the Class IV is payable every quarter in arrears. The Company has paid all interest and principal at maturity dates in due course.

(b)	Class V, VI and VII NCN

On March 10, 2011, Cresud issued an aggregate of Ps. 255.6 million in three parts. One of the classes (Class V) consists of Ps. 106.9 million floating-rate notes due December 2012; another class (Class VI) consists of US$ 34.8 million (equivalent to Ps. 140.5 million) 7.5% notes due March 2013, while the other (Class VII) comprises US$ 2.1 million (equivalent to Ps. 8.5 million) floating-rate notes due March 2013.

Class V notes accrue interest at Badlar rate plus 375 basic points and is payable every quarter in arrears. Principal on Class V notes is payable on June 2012, September 2012, and December 2012.

Interest on the Class VI is payable every quarter in arrears. Principal on Class IV notes is payable on June 2012, September 2012, December 2012 and March 2013.

Class VII notes accrue interest at a floor rate of 4% plus a premium factor equivalent to 40% of the increase in the price of soy during the period from March 2011 to March 2013. Interest is payable every quarter in arrears and principal is payable at maturity. The commodity-indexed feature is an embedded derivative not closely related to the host debt contract. Therefore, it is accounted for separately as a derivative instrument and measured at fair value at initial recognition and at each reporting date. The derivative is presented under the line “embedded derivative on CRESUD Class VII NCN” and changes in fair value are recognized in the statement of income within “Financial results, net” (see Note 37).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Borrowings (Continued)

 Cresud has paid all interest and principal at maturity dates in due course.

(c)	Class VIII NCN

On September 7, 2011, Cresud issued Class VIII NCN which are denominated in US$ for a nominal amount of US$ 60 million, due 36 months after the issue date and fully repayable at maturity. They bear interest at a fixed rate of 7.5% payable semiannually on September 7 and March 7 each year.

(d)	NCN Classes IX, X and XI

On June 21, 2012 Cresud issued three new parts for an amount of Ps. 383.5 million.

Class IX NCN, for a nominal value of Ps. 161.0 million due 18 months after the issue date, shall accrue interest at a variable rate (Badlar plus 300 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments, the first two payments in an amount equal to 33.33% each of the face value, and the last one in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class IX Non-Convertible notes on the 12th, 15th and 18th month as from the issue date.

Class X NCN, for a nominal value of US$ 31.5 million (equivalent to Ps. 142 million), due 24 months after the issue date shall be payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue a fixed annual rate of 7.75% annually, and shall be payable quarterly in arrears, while amortization will be made in three consecutive payments, the first two in an amount equal to 33.33% each of the face value, and the last payment in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class X Non-Convertible notes on the 18th, 21th and 24th months as from the issue date.

Class XI NCN, for a nominal value of Ps. 80.5 million due 36 months after the issue date, shall accrue interest at a variable rate (Badlar plus 375 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments, the first two payments in an amount equal to 33.33% each of the face value, and the last one in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class XI Non-Convertible notes on the 24th, 30th and 36th months as from the issue date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Borrowings (Continued)

(e)	Class X Tranche 2 NCN

On December 19, the Company issued Series Five of the Second Tranche of Class X Corporate Notes for a nominal value of US$ 30 million. The aggregate principal amount of Class X Corporate Notes will be of US$ 61.5 million, taking into consideration the US$ 31.5 million issued on June 21, 2012.

The Second Tranche of Class X Corporate Notes is fully exchangeable for Class X Corporate Notes.

(f)	NCN Class XII and XIII

On February 22, 2013, the Sixth Series of simple corporate notes was issued in the amount of Ps. 500 million and in two classes.

Class XII Non-Convertible Notes, for a face value of Ps. 102.1 million and falling due 21 months after the issuance date, will accrue interest at a variable rate (Badlar plus 410 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in three consecutive equal payments on the 15th, 18th and 21th months following the issue date.

Corporate Notes Class XIII, for a nominal value of US$ 79.4 million (equal to Ps. 397.9 million) due 27 months following the issue date, shall bear interest at an annual fixed rate of 1,90% payable quarterly in arrears, while the amortization will be paid in two consecutive installments on the 24th and 27th monthly anniversary of the issue date.

(g)	NCN Class XIV

On May 22, 2013, the Company issued Series 7 of Non-Convertible Corporate Notes for a nominal value of US$ 32 million (equivalent to Ps. 167.5 million), in a single class.

Class XIV Corporate Notes are due 60 months after the date of issuance and accrue interest on a quarterly basis at a 1.5% fixed rate. Interest will be payable quarterly in arrears whereas the principal will be amortized in two consecutive equal payments on the 54th and 60th months following the issue date.

Classes III, IV, V, VI, VII, VIII, IX, X, XI, XII, XIII and XIV NCN contain certain customary covenants, events of default and restrictions, as well as limitations on transactions with affiliates, mergers and disposal of assets, among other compliance requirements. The Company is also required to comply with a financial ratio in connection with incurrence of additional indebtedness: the ratio of short-term liabilities over total assets should be lower than 0.3. Currently, this financial covenant is measured on a quarterly basis as of the end of each period based on the unconsolidated accounts of Cresud. The Group was in compliance with these covenants as of June 30, 2013 and 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Borrowings (Continued)

Notes issued by subsidiary undertakings

(a)  APSA CN due 2014

On July 19, 2002, APSA issued US$ 50 million nominal 10.0% Series I CN raising US$ 50 million after costs. The notes are due July 2014 and principal is paid at maturity. At the time of issue, the holders of the 2014 convertible notes had the option to convert their notes into ordinary shares at any time on or up to 30 days prior to the maturity of the principal at a conversion price per ordinary share being the higher of (i) the nominal per share value (Ps. 0.1 each) divided by the US$/Peso exchange rate at the time of conversion, and (ii) US$ 0.0324, a conversion rate of approximately 30,864 ordinary shares for every US$ 1 nominal of 2014 convertible notes.

The 2014 convertible notes were approved for issuance by the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by Resolution No. 14,196 of the Securities Exchange Commission dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The holders of 2014 CN are entitled to receive dividends declared on any date after the date of conversion.

On October 7, 2010, US$ 15.5 million of 2014 CN representing 33% of the notes outstanding on June 30, 2010 converted into 477,544,197 new ordinary shares. On September 21, 2011, a holder converted US$ 0.009 million into 277,777 new ordinary shares. On January 24, 2013 one of the holders of APSA’s CN exercised his conversion right. Therefore, 223,456 ordinary shares were issued of Ps. 0.1 face value each and CN for US$ 0.07 were derecognized. On May 13, 2013 another holder of CN exercised his conversion right. Therefore, 30,864 ordinary shares were issued of Ps. 0.1 face value each and CN for US$ 0.001 million were derecognized.

As of June 30, 2012, only 0.03% of the outstanding CN are held by third parties to the Group while the remaining percentage is held by the Group’s subsidiary, IRSA, and therefore eliminated in consolidation. On January 14, 2013, IRSA accepted the repurchase offer submitted by APSA in connection with all of the Series I notes issued by APSA, which added to the conversions of January 24 and March 13 have resulted in all of the convertible bonds being held by the Group as of June 30, 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Borrowings (Continued)

Foreign currency denominated convertible debt that is settled by delivering a fixed number of the issuing entity own equity instruments in exchange for a fixed amount of foreign currency is classified in its entirety as a financial liability. The conversion option is an embedded derivative not closely related to the debt host contract, therefore, it is accounted for separately as a derivative instrument and measured at fair value at initial recognition and at the end of each reporting period. The derivative instrument has a fair value of zero for all periods presented.

 APSA CN Series I due 2017 and Series II due 2012

On May 11, 2007, APSA issued an aggregate of US$ 170 million in two parts. One of the series (Series I) consists of US$ 120 million 7.87% notes due May 2017 while the other (Series II) comprises Ps. 154.0 million (equal to US$ 50 million) 11.0% notes were due in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year as from November 11, 2007. Interest on the Series II is payable on June 11 and December 11 of each year as from December 11, 2007, with principal due in seven equal and consecutive semi-annual installments as from June 11, 2009. As of June 30, 2012, Series II is completely canceled.

These issuances were part of a global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution No. 15,614 of the Securities Exchange Commission dated April 19, 2007. On October 29, 2009, the Ordinary and Extraordinary Meeting of Shareholders expanded the amount to up to US$ 400 million.

At the time of issue, Cresud together with its subsidiary IRSA, were the principal bondholders of both series of notes. During fiscal years 2008, 2009 and 2011, APSA repurchased US$ 4.8 million of Series II. During October 2010, IRSA sold its notes to third parties at a total price of US$ 38.1 million.

NCN Series I due 2017 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of assets. For additional indebtedness APSA is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. APSA was in compliance with these covenants as of June 30, 2013 and 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Borrowings (Continued)

APSA NCN Series I due 2017 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of assets. For additional indebtedness APSA is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. The Group was in compliance with these covenants as of June 30, 2013 and 2012.

(b)	IRSA NCN due 2017 and 2020

On February 2, 2007, IRSA issued US$ 150 million nominal 8.5% NCN. The notes are due February 2017 and principal is paid at maturity. Interest is payable on February and August of each year as from August 2007.

This issue was part of a global issuance program of notes for a nominal value of up to US$ 200 million, authorized by Resolution No. 15,529 and 15,537 of the Securities Exchange Commission dated December 7 and December 21, 2007. On February 25, 2010, the Board of Directors of IRSA expanded the amount to up to US$ 400 million as mandated by the Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009.

As part of the expanded program, on July 20, 2010, IRSA issued US$ 150 million nominal 11.5% non-convertible notes raising US$ 142.9 million, after costs. The notes are due July 2020 and principal is paid at maturity. Interest is payable on January 20 and June 20 of each year as from January 20, 2011.

On November 2, 2010, the Ordinary Meeting of Shareholders approved an additional expansion of the global program of up to US$ 450 million.

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies.

Under the NCN indentures, IRSA is permitted to incur additional indebtedness provided its coverage of consolidated interest ratio is higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and other consolidated non-cash charges. The Group was in compliance with these covenants as of June 30, 2013 and 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Borrowings (Continued)

Restricted payments include restrictions for payment of dividends and other outflows relating to prepayments of indebtedness or to acquisition of certain investments. These restricted payments could not be made in excess of the sum of:

(i)
50% of IRSA’s cumulative consolidated net income; or 75% of IRSA’s cumulative consolidated net income if the coverage of consolidated interest ratio is at least 3 to 1; or 100% of IRSA’s cumulative consolidated net income if the coverage of consolidated interest ratio is at least 4 to 1;

(ii)	net cash proceeds from new capital contributions;
(iii)	reduction of the indebtedness of IRSA or its restricted subsidiaries;
(iv)	reduction in investments in debt certificates (other than permitted investments);
(v)	distributions received from unrestricted subsidiaries

(c)	IRSA NCN due 2013 and 2014

On February 10, 2012, IRSA placed, through public offer, non-convertible notes for a total amount of Ps. 300 million. These issuances were part of a global issuance program of notes approved by the Ordinary Meeting of Shareholders on October 31, 2011, and two Series due 2013 (Series III) and 2014 (Series IV) were issued, as described:

•
Class III Corporate Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.2 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months, and interests to be paid in 6 installments, on a quarterly basis, from May 14, 2012.

•
Class IV Corporate Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equal to Ps. 146.9 million), to be matured 24 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be amortized in 4 equal and consecutive payments within 15, 18, 21 and 24 months, to be paid in 8 installments, on a quarterly basis, from May 14, 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Borrowings (Continued)

Seller financing

The Group maintains seller financing borrowings relating to the acquisition of certain investment properties, property, plant and equipment, trading properties and subsidiaries. Seller financing of the Group were as follows:

		Book value
Acquisition	Detail	June 30, 2013	June 30, 2012	July 1, 2011
Soleil Factory (investment property)	Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.	52,724	41,543	39,839
Arcos del Gourmet S,A (intangible assets)	Unsecured financing amounting to a fixed amount of US$ 1 million plus a variable amount up to a maximum of US$ 3.5 million.	11,408	11,765	8,900
Zetol S.A. (trading property)	Mortgage financing of US$ 7 million with a fixed 3.5% interest rate.	43,396	35,700	32,912
Nuevo Puerto Santa Fe S.A. (investment property)	Financing of US$ 4.5 million paid in nineteen installments through February 2013	-	7,418	-
Alto Tacuarí (trading properties)	Unsecured financing of Rs. 34 million with variable interest rate at 100% of the Interbank Deposit Certificate rate (“CDI”), due in June 2012.	57,986	49,924	53,237
Nova Buriti (property, plant and equipment)	Unsecured financing of Rs. 21.7 million adjusted based on the General Price Index (“IGP-M”).	42,918	37,143	41,511
Nova Horizontina (property, plant and equipment)	Unsecured financing of Rs. 37 million with variable interest rate at 68% of the CDI, due in June 2012.	-	-	52,063
Jatobá (property, plant and equipment)	Unsecured financing of Rs. 35.4 million due in June 2012.	5,261	4,420	4,620
4 Vientos (property, plant and equipment)	Unsecured financing of US$ 8.4 million payable in four installments through October 2012.	-	13,257	26,699
Campo La Primavera (property, plant and equipment)	Unsecured financing of US$ 4.9 million payable in four installments through June 2013.	-	5,477	13,766
		213,693	206,647	273,547

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Borrowings (Continued)

Loans and bank overdrafts

As of June 30, 2013 and 2012 and July 1, 2011, short-term and long-term loans were granted by several domestic financial institutions. They are repayable at various dates between July 2011 and July 2020, and bear either fixed interest rates ranging from 1.5% to 15.01% per annum, or variable interest rates mainly based on Badlar plus spreads ranging from 249 to 410 basic points.

As of June 30, 2013 and 2012 and July 1, 2011, bank overdrafts were drawn on several domestic financial institutions. The Group has bank overdrafts of less than three months bearing fixed interest rates ranging from 15.14% to 18.50% per annum.

APSA

On November 14, 2012, APSA’s Board of Directors approved the subscription of a syndicated loan contract entered into by different banking institutions for the amount of Ps. 118 million. Principal shall be payable in nine quarterly and consecutive installments and shall accrue interest at a fixed annual nominal rate of 15.01%. Interests shall be payable on a monthly basis.

Brasilagro

Our subsidiary Brasilagro raised short and long term financing granted by Banco Itaú and Banco do Nordeste to fund sewing expenses, the development of the Cremaq project and the acquisition of Jaborandi. The Banco de Nordeste and Banco Itaú require that borrower hold deposits in investment mutual funds bearing interest at the interbank certificate of deposit rate (published by CETIP, who provides custodian and depository services) until October 2021 and February 2015, respectively.

27.	Employee benefits

The Group has a defined contribution plan (the “Plan”) covering certain selected managers in Argentina. The Plan was effective as from January 1, 2006. Employees may begin participation voluntarily on monthly enrolment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and of up to 15% of their annual bonus (“Extraordinary Contributions”). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Employee benefits (Continued)

All contributions are invested in funds administered outside of the Group. Participants or their assignees, as the case may be, will have access to the 100% of the Company contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;
(ii)	total or permanent incapacity or disability;
(iii)	death,

In case of resignation or termination without good cause, the manager will receives the Group’s contribution only if he or she has participated in the Plan for at least 5 years.

Contribution expense was Ps. 6.4 million and Ps. 2.0 million for the years ended June 30, 2013 and 2012 and was recognized in the statement of income.

28.	Share-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

The Group has an equity incentive plan, which aims at certain selected employees, directors and top management of the Company, IRSA and APSA (the “Participants”). Participation in the plan is voluntary and employees are invited to participate by the Board. The plan was developed with the aim of, at the Group’s discretion; granting the benefit during one or two additional fiscal years from the initial granting, under the same or different conditions.

This Plan was effectively established on September 30, 2011 and is administered by the Board of Directors of the Company, IRSA and APSA, as the case may be, or a committee appointed by the Board of Directors of the respective companies.

Under the Incentive Plan, Participants have made contributions (based on their annual bonuses) (the “Contributions”) over the last two years to purchase shares in the Company, IRSA and APSA. These Contributions entitle the Participants to receive from the Group shares in the Company, IRSA and APSA additional to the contributions made by them each year (the “Contributions”), on condition that Participants maintain their shareholdings and remain in the Company for at least five years, among other requirements, to be entitled to receive the Contributions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Share-based payments (Continued)

The number of shares granted (employees’ contributions) and to be granted (the Group’s contributions) was based on the average fair value of the shares during a 60-day period, both at the plan kick-off, as well as during the second year in which the benefit was granted again. The shares pertaining to employees’ contributions were deposited in individual custody accounts in the name of such employees, though such shares may not be disposed of until the conditions to be entitled to the benefit are met. The Group’s contributions will be transferred to special purpose vehicles. As the conditions required by the Plan are met, such vehicles will transfer the shares related to the Group’s contributions to the employees.

As of June 30, 2013 and 2012, the Company set up a reserve for the incentive plan under Shareholder’s Equity in the amount of Ps. 11,052 and Ps. 4,540, respectively. The reserve was based on the fair value of the shares to be granted under the Company’s contribution, on a proportional basis to the employee’s permanence in the plan and adjusted for the probability that these beneficiaries may leave the Company before the required term has elapsed and/or the conditions to be entitled to the Plan benefits are met as of each period end.

As of June 30, 2013 and 2012, the Group recognized a charge in connection with the Incentive Plan of Ps. 9.7 million and Ps. 3.7 million, respectively. The total cost of the plan that has not yet been recognized because the term for the full granting of the benefit is still effective amounts to Ps. 22.3 million and Ps. 10.4 million, respectively. This cost is expected to be recognized over a five-year average period.

During the years ended June 30, 2013 and 2012, the Company granted 358,591 and 141,039 shares, respectively, related to participants’ contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s Contributions are as follows:

	June 30, 2013	June 30, 2012
At the beginning	1,671,666	-
To be granted	1,566,060	1,671,666
Canceled	(5,252)	-
At the end	3,232,474	1,671,666

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Share-based payments (Continued)

Established only by subsidiary undertakings

Brasilagro Stock Option Plan

The Group’s subsidiary, Brasilagro, has a stock option plan (the “Brasilagro Stock Option Plan”), under which Brasilagro grants equity-settled options to certain directors and top management (the “Participants” or "Beneficiaries").

The Board of Directors approved the three tranches of Brasilagro’s Stock Option Plan on August 11, 2010, July 3, 2012 and September 4, 2012, respectively, and Brasilagro’s Board of Directors was authorized to grant stock options to selected employees. Brasilagro’s Stock Option Plan document defined who may participate in the plan, the number of shares that each participant may purchase in exercising the stock options granted, the exercise price per share to be paid in cash by each participant and other conditions under which the options were granted. Upon exercise of each option, its beneficiary becomes entitled to purchase one share of Brasilagro’s capital stock at the exercise price set forth under the Plan.

Brasilagro’s Stock Option Plan has five beneficiaries and grants 370,007; 315,479; and 315,479 stock options at an exercise price of Rs. 8.97, Rs. 8.25, and Rs. 8.52 per share, respectively. The options may be exercised in full as from August 12, 2012, July 3, 2014 and September 4, 2014, respectively, and are exercisable during three years as from the time they become exercisable. As of June 30, 2013, none of the stock options was exercised or cancelled.

On a consolidated basis, the Group incurred a charge of Ps. 0.8 million and Ps. 2.6 million for the years ended June 30, 2013 and 2012, related to the awards granted under the Brasilagro Stock Option Plan.

The fair value of the Brasilagro’s awards was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non-transferability, expected volatility, exercise restrictions and behavioral considerations.

Key grant-date fair value and other assumptions under the Brasilagro Stock Option Plan are detailed below:

Grant date	First tranche	Second tranche	Third tranche
Expected Volatility	67.48%	41.62%	40.50%
Expected life	5 years	5 years	5 years
Risk free rate	11.36%	9.37%	9.12%
Expected dividend yield	1.00%	0.50%	0.50%
Fair value per option	Rs. 6.16	Rs. 3.60	Rs. 4.08
Exercise Price	Rs. 8.97	Rs. 8.25	Rs. 8.52
Due date	08/12/2015	07/03/2017	09/04/2017

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Share-based payments (Continued)

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Brasilagro Stock Option Plan are as follows:

June 30, 2013
	First tranche		Second tranche		Third tranche
	Exercise price	Options	Exercise price	Options	Exercise Price	Options
At the beginning	Ps. 8.97	370,007	Ps. 8.25	315,479	Ps. 8.52	315,479
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	-	-	-	-
At the end	Ps. 8.97	370,007	Ps. 8.25	315,479	Ps. 8.52	315,479

BrasilAgro Warrants

On March 15, 2006, the Board of Directors of Brasilagro approved the issuance of 512,000 share warrants (the "Brasilagro Warrants"), 256,000 of which correspond to the first tranche, and 256,000 of which correspond to the second tranche.

The first tranche of BrasilAgro Warrants were delivered to its founding shareholders in March, 2006 before BrasilAgro’s IPO. As reported by BrasilAgro in its IPO Prospectus, said warrants were granted to its founding shareholders in recognition of their founding efforts, their entrepreneurial spirit in preparing BrasilAgro for its IPO, the work done in developing the business plan, and their commitment to the Company’s growth. The warrants were distributed among the founding shareholders for no consideration.

As Brasilagro received services from its founding shareholders in exchange for share-based payments, the first issuance of Brasilagro Warrants are within the scope of IFRS 2. However, due to the fact that these warrants could have been fully exercised since March 15, 2009, that is, before the transition date to the IFRS (July 1, 2009), and that the fair value of the warrants had not been published, the Group applied the exemption available under IFRS 1 for these equity instruments (see Note 3.2). Therefore, the Company has not recognized the fair value of the warrants as of the date of these financial statements.

Each lot of 1,000 Warrants grants the right to subscribe 100 shares of BrasilAgro. BrasilAgro Warrants vest over a three-year period from the date of grant at 33% every year, and are exercisable by their holders over a fifteen-year period. The number of shares to be subscribed upon exercise of the warrants shall be adjusted in the event of split or reverse split of shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Share-based payments (Continued)

Out of the 256,000 outstanding Brasilagro Warrants under the first tranche, 256,000 Warrants were exercisable as of June 30, 2013, June 30, 2012 and July 1, 2011.

Brasilagro Warrants of the first issuance outstanding at each period end under have the following expiry date and exercise prices:

		Shares (i)
Expiry:	Exercise price per share	June 30, 2013	June 30, 2012	July 1, 2011
April 27, 2021	Rs. 14.42	256,000	256,000	256,000

(i) From the Brasilagro Warrants under the first tranche 175,223 were owned by the Company as of June 30, 2013 and 2012. (July 1, 2011: 168,902). On April, 2012, the Company acquired 6,321 warrants under the first tranche to Agro Investment S.A (non-related party) for US$ 0.6 million. On a consolidated basis, the acquisition by the Company of warrants issued by Brasilagro was accounted for as an equity repurchase (that is, a decline in the shareholders’ equity).

Group’s management believes that Brasilagro Warrants under the second tranche (which are only exercisable if and when a transfer of control or acquisition of a significant interest occurs) has a fair value as of any of the periods presented because the exercise price will be equal to the price per share to be paid by the party that obtains control or that acquires a significant interest in Brasilagro. As a result, no liability has been recorded with respect to the Brasilagro Warrants of the second issuance.

Each lot of 1,000 warrants grants the right to subscribe 100 shares of Brasilagro. Brasilagro Warrants of the second issuance are exercisable by their holders during a fifteen-year period but only in the event of change in control and/or acquisition of a material interest in Brasilagro. The number of shares to be subscribed upon exercise of the warrants shall be adjusted in the event of split or reverse split of shares.

As Brasilagro Warrants under the second issuance were delivered to provide Brasilagro’s founding shareholders with a mechanism to leverage their interest in Brasilagro, and not in exchange for goods and/or services, they are not within the scope of IFRS 2. Rather, they are accounted for as a derivative financial liability in accordance with IAS 32 and IFRS 9.

Out of the warrants under the second issuance 168,902 were held by the Company as of June 30, 2013 and 2012, and July 1 2011.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Share-based payments (Continued)

Jaborandi Warrants

On April 16, 2007, the Board of Directors of Jaborandi S.A. (“Jaborandi”), subsidiary of the Group, approved the issuance of warrants, which provides the warrant holders the right to subscribe for shares equivalent to 20% of the share capital of Jaborandi. Jaborandi Warrants are exercisable over a ten-year period as from the date on which Jaborandi was incorporated (i.e. January 24, 2007). There are no performance requirements for the exercising of the warrants. The exercise price of Jaborandi Warrants is adjusted by the change (if positive) in the National Consumer Price Index in Brasil, calculated as from the date on which Jaborandi was incorporated through the date of exercise of the warrants, The exercise price is also adjusted by the following percentages:

(i)	4% per annum, if the warrant is exercised up to the fourth year from the date on which Jaborandi was incorporated.
(ii)	6% per annum, if the warrant is exercised after the fourth year and up to the seventh year from the date on which Jaborandi was incorporated.
(iii)	8% per annum, if the warrant is exercised after the seventh year from the date on which Jaborandi was incorporated.

Jaborandi Warrants were granted after November 7, 2002 and vested prior to transition date (i.e., July 1, 2011). As the fair value of Jaborandi Warrants had not been publicly disclosed, the Group applied the exemption available in IFRS 1 for these equity instruments.

29.	Taxation

The Group’s income tax has been calculated on the estimated taxable profit for the years ended June 30, 2013 and 2012, at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The detail of the provision for the Group’s income tax is as follows:

	June 30, 2013	June 30, 2012
Current income tax	(251,342)	(148,897)
Deferred income tax	218,440	133,108
Minimum Presumed Income Tax	(617)	(242)
Income tax expense	(33,519)	(16,031)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Taxation (Continued)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Brazil	between 25% - 34%
Uruguay	25%
Bolivia	25%
United State	45%
Bermudas	0%

Deferred tax assets and liabilities of the Group as of June 30, 2013 and 2012 and July 1, 2011 will be recovered as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Deferred income tax asset to be recovered after more than 12 months	362,820	287,378	205,701
Deferred income tax asset to be recovered within 12 months	220,579	47,939	29,809
Deferred income tax assets	583,399	335,317	235,510
	June 30, 2013	June 30, 2012	July 1, 2011
Deferred income tax liabilities to be recovered after more than 12 months	(876,727)	(833,451)	(938,762)
Deferred income tax liabilities to be recovered within 12 months	(57,707)	(51,203)	(42,775)
Deferred income tax liabilities	(934,434)	(884,654)	(981,537)

The movement in the deferred income tax (opened by assets and liabilities) during the years ended June 30, 2013 and 2012, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax assets	Tax loss carry-forwards	Advanced payments from customers	Investments	Others	Total
At July 1, 2011	102,044	64,733	-	68,733	235,510
Charged / (credited) to the statement of income	104,190	11,854	27,797	(7,860)	135,981
Exchange differences	(36,174)	-	-	-	(36,174)
At June 30, 2012	170,060	76,587	27,797	60,873	335,317
Charged to the statement of income	171,085	19,653	35,009	6,772	232,519
Exchange differences	3,954	280	-	11,329	15,563
At June 30, 2013	345,099	96,520	62,806	78,974	583,399

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Taxation (Continued)

Deferred income tax liabilities	Investment properties	Property, plant and equipment	Biological assets	Investments	Trade and other receivables	Others	Total
At July 1, 2011	(598,769)	(163,643)	(107,835)	(71,080)	(16,432)	(23,778)	(981,537)
Charged / (Credited) to the statement of income	52,417	(106,833)	45,922	25,322	(9,456)	(10,245)	(2,873)
Exchange differences	-	92,880	6,876	-	-	-	99,756
At June 30, 2012	(546,352)	(177,596)	(55,037)	(45,758)	(25,888)	(34,023)	(884,654)
Charged / (Credited) to the statement of income	(1,360)	17,975	(11,817)	(4,903)	(21,154)	7,180	(14,079)
Additions for business combination	(26,103)	-	-	-	-	-	(26,103)
Exchange differences	(4,071)	(4,001)	(1,292)	-	(234)	-	(9,598)
At June 30, 2013	(577,886)	(163,622)	(68,146)	(50,661)	(47,276)	(26,843)	(934,434)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forward in Bolivia expire within 3 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the years in which the deferred tax assets are deductible, management believes that as of year-end, it is probable that the Group will realize all of the deferred tax assets recognized in Argentina, Brazil, Bolivia, United States and Uruguay.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Taxation (Continued)

As of June 30, 2013, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Due date
Argentina	22,112	2009	2014
Argentina	29,556	2010	2015
Argentina	103,841	2011	2016
Argentina	216,218	2012	2017
Argentina	415,238	2013	2018
Brazil	56,880	2008	Not due
Brazil	205,100	2013	Not due
Bolivia	104	2011	2014
Bolivia	2,333	2012	2015
Bolivia	6,383	2013	2018
	1,057,765

The Group did not recognize deferred income tax assets of Ps. 70.1 million, Ps. 71.4 million and Ps. 36.0 million as of June 30, 2013 and 2012 and July 1, 2011, respectively, related to certain businesses which are still in development stage and/or that have a history of recurring losses. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 44.0 million, related to the potential dividends distribution of its investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Taxation (Continued)

Below is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Income/loss before income tax for the years ended June 30, 2013 and 2012:

	June 30, 2013	June 30, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	61,284	26,080
Tax effect of:
Share of loss of associates and joint ventures	(24,715)	(36,087)
Utilization of tax losses	(31,732)	-
Unrecognized tax losses	47,740	31,027
Non-taxable income	(6,400)	3,851
Non-deductible items	7,560	1,893
Others	(20,218)	(10,733)
Income tax expense	33,519	16,031

30.	Leases

The Group as lessee

Operating leases:

In the ordinary course of business, the Group enters into several operating lease agreements. The Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. The Group uses rented land for cultivation or cattle rising. Lease contracts are generally renewable for additional harvest periods. Rent is generally payable at intervals during the harvest year. Lease contracts vary but generally payments are based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased. Other contracts are based on a fixed amount of US dollars per hectare. Rent expense for the years ended as of June 30, 2013 and 2012 amounted to Ps. 56 million and Ps. 49 million, respectively and is included in the line item "Cost" in the statement of income.

As discussed in Note 2.9, the Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense for the years ended June 30, 2013 and 2012 amounted to Ps. 1.4 million and Ps. 1.8 million, respectively, and is included in the line item "Costs" in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

30.	Leases (Continued)

The Group rents two properties which uses as shopping centers. These contracts provide for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2013 and 2012 amounted to Ps. 2.9 million, respectively, and is included in the line item "Group costs" in the statement of income.

The Group also rents office spaces under an operating lease with companies related to the Chairman and Director of the Group. The leases call for monthly payments of US$ 90.94 and Ps. 51.4 and due in March 2014. Rental expense under these leases was Ps. 1.66 million and Ps. 1.53 million for the years ended June 30, 2013 and 2012, respectively.

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
No later than 1 year	22,852	7,448	6,182
Later than one year and not later than five years	16,908	19,235	18,485
More than 5 years	39,884	40,855	43,921
	79,644	67,538	68,588

Finance leases:

The Group rents certain computer equipment under various finance leases for an average term of three years. Book value of these assets under finance leases is disclosed in Note 12.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income. Book value of liabilities under finance leases is disclosed in Note 26.

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

30.	Leases (Continued)

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
No later than 1 year	1,612	1,219	-
Later than 1 year and not later than 5 years	1,790	541	-
		1,760	-
Future finance charges	(354)	(138)	-
Present value of finance lease liabilities	3,048	1,622	-

The present value of finance lease liabilities is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
No later than 1 year	1,460	1,094	-
Later than 1 year and not later than 5 years	1,588	528	-
Present value of finance lease liabilities	3,048	1,622	-

Under the terms of these agreements, no contingent rents are payable. The interest rate inherent is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at June 30, 2013 and 2012 were 10.75% and 7.5%.

The Group as lessor

Operating leases (Shopping centers, offices and other buildings):

The Group enters into cancellable operating leases agreements relating to shopping centers. The agreements have an average term raging from three to five years, with some leases relating to anchor stores having terms of ten years, which are usually extendable. Tenants are charged a rent which is the higher between (i) the base rent; and (ii) the percentage rent (which is generally established as a percentage over sales that ranges between 4% and 10%). Furthermore, pursuant to the rent escalation clause established in most lease arrangements, the tenants’ base rent generally increases between 7% and 24% each year during the agreement term. Regarding the percentage rent, since the rent is not known until the end of the period, such percentage rent meets the definition of contingent rent under IAS 17 "Leases". Accordingly, rental income will be recognized once the contingent rent is known.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

30.	Leases (Continued)

For the fiscal years ended June 30, 2013 and 2012, the average (basic rental) and contingent (supplementary rental) rental income of the Group’s shopping centers amounted to Ps. 830,830 and Ps. 645,347, and to Ps. 254,854 and Ps. 212,285, respectively, and are included under “Revenue” in the statement of comprehensive gains (losses).

Additionally, the Group owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group rents this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2013 and 2012 amounted to Ps. 603 and Ps. 277 and is included in the line item "Group revenue" in the statement of income.

The Group enters into cancellable operating leasing agreements relating to offices and other buildings. The agreements have an average term raging from three to five years. The tenants are charged a base rent payable on a monthly basis.

Rental income of the Group’s offices and other buildings amounted to Ps. 830,830 and Ps. 644,562 for the fiscal years ended June 30, 2013 and 2012, respectively and is included into “Revenue” in the statement of income.

The future minimum proceeds under non-cancellable operating leases from Group’s offices and other buildings are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
No later than 1 year	489,282	418,639	340,864
Later than one year and not later than five years	834,356	712,905	518,435
More than 5 years	65,745	56,258	36,742
	1,389,383	1,187,802	896,041

Farmland leases

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased.

Rental income was Ps. 22.3 million and Ps. 19.9 million for the years ended June 30, 2013 and 2012 and is included within “Group revenue” in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

30.	Leases (Continued)

Even though all leases described above are cancellable by law, the Group considered them to be non-cancellable (see Note 2.28 for further details).

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
No later than 1 year	6,898	14,178	16,408
Later than one year and not later than five years	6,916	4,809	19,889
More than 5 years	1,379	-	-
	15,193	18,987	36,297

Finance leases:

The Group does not act as a lessor in connection with finance leases.

31.	Shareholders' Equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. The movements in the capital accounts as of June 30, 2013 and 2012 are as follows:

	Number of shares	Capital	Share premium
At July 1, 2011	496,561,780	496,562	773,079
Exercise of Warrants	-	-	-
At June 30, 2012	496,561,780	496,562	773,079
Exercise of Warrants	196	-	-
Employee share options exercised	-	-	-
At June 30, 2013	496,561,976	496,562	773,079

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.           Shareholders’ Equity (Continued)

Treasury stock

During 2009, the Company acquired 30 million shares of own stock for Ps. 1.7 million in cash following a Board of Directors' resolution dated October of 2008. As per Argentine Corporations Law, an entity has a period of one year from acquisition to sell or otherwise dispose of treasury stock unless an extension is provided for in a shareholders meeting. In November 2009, the Board of Directors assigned 25 million shares of treasury stock to the shareholders on a pro rata basis. After this assignment, the Group held 5 million shares of treasury stock. In October 2011, the General Ordinary and Extraordinary Shareholders’ Meeting approved the allocation of treasury stock to the “Equity Incentive Plan”.

Inflation adjustment of share capital and treasury stock

Under Argentine GAAP, the Group’s financial statements were previously prepared on the basis of general price-level accounting which reflected changes in the purchase price of the Argentine Peso in the historical financial statements through February 28, 2003. The inflation adjustment related to share capital was appropriated to an inflation adjustment reserve that formed part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company. Resolution 592/11 of the CNV requires that at the transition date to IFRS certain equity accounts, such as the inflation adjustment reserve, are not adjusted and are considered an integral part of share capital.

Warrants

In March 2008, the Company issued 180 million warrants together with the issuance of common stock. Proceeds from the issuance were allocated to the shares and warrants issued based on their relative fair market values. The fair value of the warrants was calculated using the Black-Scholes method. The terms of the warrant agreement require the Company to deliver a fixed amount of shares in exchange for a fixed amount of cash. The warrant agreement contains standard antidilutive provisions, and adjustments to both the exercise price and the conversion ratio. These adjustment provisions are viewed as a form of compensation to preserve the relative economic rights of the warrant holders and ordinary shareholders. Based on the contractual terms of the warrant agreement and the fact that these adjustment provisions do not cause the warrant to fail the fixed for fixed requirement established in IAS 32, the warrants have been classified as equity in the statement of shareholders equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.           Shareholders’ Equity (Continued)

Legal reserve

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s subsidiaries have not reached the legal limits of these reserves.

Others reserves

The Company and each of the subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses such as new developments. The voluntary reserves may be released for dividend distribution.

Dividend paid

The dividends paid in the years ended June 30, 2013 and June 30, 2012 were Ps.120 million (Ps. 0.242 per share) and Ps. 63.8 million (Ps. 0.128 per share), respectively.

Expired dividends

On December 20 and December 30, 2011, APSA received from Caja de Valores S.A. the amount of Ps. 6,937 for funds sent to pay undistributed cash dividends, as per the following detail:

-	Ps. 3,809 to expired dividends;
-	Ps. 3,128 to current dividends,

Out of the balance of current dividends which amounted to Ps. 3,128, Ps. 626 became forfeited on November 17, 2012. The remaining balance of Ps. 2,502 is disclosed under Trade and other payables.

The amounts corresponding to current dividends are disclosed under "Trade and other payables", while the amounts corresponding to expired dividends were booked against “Retained Earnings”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Revenues

	June 30, 2013				June 30, 2012
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Trading properties	24,860	-	-	24,860	51,903	-	-	51,903
Crops	-	745,932	-	745,932	-	629,657	-	629,657
Cattle	-	74,534	-	74,534	-	132,102	-	132,102
Milk	-	38,818	-	38,818	-	30,168	-	30,168
Sugarcane	-	160,259	-	160,259	-	98,882	-	98,882
Beef	-	-	206,121	206,121	-	-	98,033	98,033
Supplies	-	47,990	-	47,990	-	29,649	-	29,649
Agriculture products and services income	24,860	1,067,533	206,121	1,298,514	51,903	920,458	98,033	1,070,394
Base rent	830,830	22,285	-	853,115	644,562	19,901	-	664,463
Contingent rent	254,854	-	-	254,854	212,285	-	-	212,285
Admission rights	107,608	-	-	107,608	88,221	-	-	88,221
Parking fees	62,484	-	-	62,484	45,260	-	-	45,260
Commissions	33,620	-	-	33,620	33,100	-	-	33,100
Property management fee	21,803	-	-	21,803	16,751	-	-	16,751
Expenses and Collective Promotion Funds	597,874	-	-	597,874	493,133	-	-	493,133
Flattening of tiered lease payments	22,641	-	-	22,641	26,288	-	-	26,288
Agricultural services	-	8,530	1,634	10,164	-	5,411	2,025	7,436
Advertising and brokerage fees	-	33,681	-	33,681	-	24,491	-	24,491
Others	3,561	1,587	-	5,148	3,177	-	-	3,177
Leases and service income	1,935,275	66,083	1,634	2,002,992	1,562,777	49,803	2,025	1,614,605
Consumer financing	1,203	-	-	1,203	4,837	-	-	4,837
Hotel operations	225,835	-	-	225,835	170,013	-	-	170,013
Others	7	-	-	7	-	-	-	-
Other revenues	227,045	-	-	227,045	174,850	-	-	174,850
Total Group revenue	2,187,180	1,133,616	207,755	3,528,551	1,789,530	970,261	100,058	2,859,849

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Costs

	June 30, 2013				June 30, 2012
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Cost of leases and services	-	9,039	-	9,039	-	2,567	-	2,567
Other operative costs	-	5,675	-	5,675	-	4,653	-	4,653
Cost of property operations	-	14,714	-	14,714	-	7,220	-	7,220
Crops	-	1,216,190	-	1,216,190	-	1,038,903	-	1,038,903
Cattle	-	142,621	-	142,621	-	162,336	-	162,336
Milk	-	74,826	-	74,826	-	57,841	-	57,841
Sugarcane	-	302,206	-	302,206	-	167,921	-	167,921
Beef	-	-	194,270	194,270	-	-	100,418	100,418
Supplies	-	42,162	-	42,162	-	26,985	-	26,985
Agriculture services	-	3,013	4,132	7,145	-	-	10,346	10,346
Advertising and brokerage transactions	-	25,104	-	25,104	-	18,836	-	18,836
Others	-	4,020	-	4,020	-	-	-	-
Cost of agricultural sales and services	-	1,810,142	198,402	2,008,544	-	1,472,822	110,764	1,583,586
Cost of sale of trading properties	12,373	-	-	12,373	25,664	-	-	25,664
Cost from hotel operations	168,284	-	-	168,284	117,388	-	-	117,388
Cost of leases and services	915,702	-	-	915,702	728,665	-	-	728,665
Other costs	905	-	-	905	1,686	-	-	1,686
Total group costs	1,097,264	1,824,856	198,402	3,120,522	873,403	1,480,042	110,764	2,464,209

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

34.	Expenses by nature

The Group discloses expenses in the statement of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”, The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

For the year ended June 30, 2013:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	11,505	1,281	964	1,774	-	136	138	5,442	926	22,166
Depreciation and amortization	209,164	36,318	5,446	529	-	13,591	3,722	10,689	279	279,738
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	17,455	17,455
Advertising, publicity and other selling expenses	115,013	-	1	-	-	-	13	12	16,542	131,581
Taxes, rates and contributions	68,982	1,164	6,418	1,500	-	263	606	10,975	83,204	173,112
Maintenance and repairs	226,164	5,391	12,506	2,741	38	21,603	1,217	15,087	978	285,725
Fees and payments for services	29,390	123,260	2,602	237	858	1,301	-	51,289	4,401	213,338
Director’s fees	-	-	-	-	-	-	-	84,650	-	84,650
Salaries and social security expenses	244,311	67,472	34,786	155	3	96,096	3,606	135,393	23,724	605,546
Cost of sale of properties	-	-	-	5,400	-	-	-	-	-	5,400
Food, beverage and lodging expenses	-	-	-	-	-	29,643	-	2,900	680	33,223
Changes in biological assets and agricultural produce	-	718,356	-	-	-	-	-	-	-	718,356
Supplies and labor	-	163,339	764,959	-	-	-	1,424	-	-	929,722
Freights	44	887	9,913	6	-	151	45	327	84,987	96,360
Bank commissions and expenses	1	2,834	16	-	-	4,869	-	5,278	16,446	29,444
Conditioning and clearance	-	-	18	-	-	-	-	-	17,766	17,784
Others	11,127	49,641	4,248	32	8	629	667	20,442	10,238	97,032
Total expenses by nature	915,701	1,169,943	841,877	12,374	907	168,282	11,438	342,484	277,626	3,740,632

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

34.           Expenses by nature (Continued)

For the year ended June 30, 2012:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	22,553	756	773	1,958	-	35	106	2,460	334	28,975
Depreciation and amortization	164,268	1,664	40,872	-	17	10,411	2,539	12,519	847	233,137
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	10,485	10,485
Advertising, publicity and other selling expenses	99,279	31	-	-	-	2,811	-	1,755	17,563	121,439
Taxes, rates and contributions	47,658	1,065	6,123	1,323	-	-	335	8,507	61,598	126,609
Maintenance and repairs	179,647	3,712	15,288	1,590	265	17,822	102	12,242	925	231,593
Fees and payments for services	20,301	560	2,414	346	1,368	3,192	443	59,051	4,650	92,325
Director’s fees	-	-	-	-	-	-	-	78,869	-	78,869
Salaries and social security expenses	191,018	31,949	38,747	97	18	59,893	1,745	112,174	20,438	456,079
Cost of sale of properties	-	-	-	20,336	-	-	-	-	-	20,336
Food, beverage and lodging expenses	-	-	-	-	-	22,714	-	3,005	13	25,732
Changes in biological assets and agricultural produce	-	816,618	-	-	-	-	-	-	-	816,618
Supplies and labor	-	92,425	509,562	-	-	-	2,386	76	-	604,449
Freights	-	225	5,399	-	-	-	23	7	57,763	63,417
Bank commissions and expenses	-	1,759	561	-	-	-	1	6,119	5,821	14,261
Conditioning and clearance	-	22	-	-	-	-	-	-	11,759	11,781
Others	3,748	2,051	9,458	14	19	702	1,092	15,178	8,294	40,556
Total expenses by nature	728,472	952,837	629,197	25,664	1,687	117,580	8,772	311,962	200,490	2,976,661

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

35.	Employee costs

	June 30, 2013	June 30, 2012
Salaries, bonuses and social security costs	579,438	441,520
Shared-based payments	10,549	6,267
Pension costs – defined contribution plan	6,362	1,974
Other benefits and expenses	9,197	6,318
	605,546	456,079

36.	Other operating results, net

	June 30, 2013	June 30, 2012
Gain from purchase of subsidiaries	137,062	-
Gain from sale of joint ventures	15,433	-
Gain (loss) from commodity derivative financial instruments	5,104	(51,073)
Gain from disposal of other property items	1,379	346
Recovery of allowances	2,698	3,650
Tax on personal assets	(17,649)	(13,623)
Management fee	1,264	1,620
Contingencies	(28,645)	(9,136)
Donations	(31,053)	(18,402)
Project Analysis and Assessment	(7,866)	(4,070)
Unrecoverable VAT	(1,649)	(2,279)
Others	16,254	(414)
Total other operating results, net	92,332	(93,381)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Financial results, net

	June 30, 2013	June 30, 2012
Financial income:
- Interest income	72,813	22,604
- Foreign exchange gains	104,686	81,180
- Dividends income	23,249	20,654
- Gain from derivative financial instruments (except commodities)	13,998	1,745
- Fair value gain on embedded derivatives	64	139
- Gain on the revaluation of receivables arising from the sale of farmland	-	15,728
- Gain from disposal of financial assets	2,057	-
- Others	109	17,529
Finance income	216,976	159,579

Finance costs:
- Interest expense	(483,772)	(411,341)
- Foreign exchange losses	(586,382)	(296,795)
- Loss from derivative financial instruments (except commodities)	(21,565)	(2,860)
- Loss on the revaluation of receivables arising from sales of farmland	(3,165)	-
- Other financial costs	(64,899)	(50,877)
Finance cost	(1,159,783)	(761,873)
Less Finance costs capitalized	10,307	1,516
Total financial costs	(1,149,476)	(760,357)
Other finance results:
- Fair value gains of financial assets at fair value through profit or loss (i)	23,739	25,538
Total other finance income	23,739	25,538
Total financial results, net	(908,761)	(575,240)

(i)       Net income for the year ended June 30, 2013 is mostly attributable to gains from fair value measurement of the Group’s equity interest in Hersha (Ps. 75.2 million), Supertel (Ps. 21.4 million) and other financial assets (Ps. 44.7 million), offset by the losses from fair value measurement of the Group’s equity interest in Dolphin Fund Ltd., which are mostly derived from Dolphin Fund Ltd.’s 10% equity interest in Ganden Holdings Ltd. (Ps. 117.6 million).

The net income for the year ended June 30, 2012 is mostly attributable to gains from fair value measurement of the Group’s equity interest in Hersha (Ps. 16.4 million), Supertel (Ps. 4.9 million) and other financial assets (Ps. 18.6 million), offset by the losses from fair value measurement of the Group's equity interest in Dolphin Fund Ltd (Ps. 14.4 million).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Earnings per share

(a)	Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	June 30, 2013	June 30, 2012
Loss attributable to equity holders of the parent	(26,907)	(21,329)
Weighted average number of ordinary shares in issue (thousands)	496,562	496,562
Basic earnings per share	(0.05)	(0.04)

(b)	Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. The Group has one category of dilutive potential shares: warrants. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the warrants. Ordinary shares purchased by the Group and held as treasury shares are excluded from the calculation of diluted earnings per share.

Since the Company posted a loss for the years ended June 30, 2013 and 2012, there is no diluted effect whatsoever.

39.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

•
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

•	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The following section provides a brief description of the main transactions conducted with related parties which are not described in other notes of these consolidated financial statements:

1.	Remunerations of the Board of Directors

The Business Company Act provides that the remuneration of the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount will be limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where the total of profits is distributed.

Some of our Directors are hired under the Employment Contract Act No. 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination.

The remuneration of directors for each fiscal year is based on the provisions established by the Business Company Act, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded by the Company during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

2.	Senior Management remuneration

The members of the Senior or Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The Group’s Senior Management is composed of as follows:

Name	Date of birth	Position	In the position since
Alejandro G, Elsztain	03/31/1966	General Manager	1994
Matias Iván Gaivironsky	02/23/1976	Financial Manager	2011
David A, Perednik	11/15/1957	Administrative Manager	2004
Alejandro Casaretto	10/15/1952	Agricultural Real Estate Manager	2008
Carlos Blousson	09/21/1963	Local and International General Manager	2012

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of the senior management participate in defined contribution and share-based incentive plans that are described in Notes 27 and 28, respectively.

3.	Corporate Service Agreement:

In due course, the Board considered it was convenient to implement alternatives that should allow to reduce certain fixed costs, in view that the operating areas of IRSA and CRESUD share certain characteristics of affinity, with the aim of reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas that form part of operating management.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between our Company, IRSA and APSA.

The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

It is also worth noting that the parties have hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of determining the amount of corporate services, as well as the basis for distribution and documentation. Notably, the parties retain absolute freedom and confidentiality regarding their strategic and business decisions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

In the future and in order to continue with the policy in place which primarily seeks to allocate corporate resources among the several areas as efficiently as possible, the Master Agreement may be extended and/or amended in connection with other areas shared by the parties. The last amendment was made on October 15, 2012.

4.	Donations granted to Fundación IRSA:

Fundación IRSA is a non-profit institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (Chairman); Saul Zang (Vice Chairman I), Alejandro Elsztain (Vice Chairman II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by APSA, IRSA and Cresud.

5.	Rentals and/or rights of use:

In the course of its normal operations, the Group enters into different kinds of agreements for the rental of real property and spaces in shopping centers related to its activities, namely:

(a)	Lease agreements, gratuitous bailment agreements or agreements for the use of space in shopping centers:

The Group normally leases diverse spaces in its Shopping Centers (stores, stands, storage rooms or advertising spaces) to related parties, such as Tarshop S.A. (APSA’s associate) and Banco Hipotecario S.A. (Group’s associate).

Store lease agreements are usually for three years and provide for monthly rental payments, proportional payment of common expenses and contributions to the Fondo de Promociones Colectivas (FPC) (Collective Promotion Fund), as well as payment of all direct expenses and taxes resulting from the execution of the agreements. The monthly rental is increased annually by a certain percentage as from the second contract year, on an annual and cumulative basis. The agreements further provide the payment of a right of admission and a special installment corresponding to the FPC, payable at the start of the agreement (called FPC Lanzamiento).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

The right to use the stands located in the shopping centers is usually granted by way of use permit agreements or, in specific cases, under gratuitous bailment agreements.  In the former case, the agreements have a term of one or two years, provide for the payment of a monthly rental and a single percent contribution for the payment of common expenses and the FPC, as well as the payment of all the direct expenses and taxes associated to the execution of agreements. Where the term is in excess of one year, the agreement provides for a percentage increase after the first year. Under the gratuitous bailment agreement, the lessee does not make the monthly payment or the contribution to the above cited fund, but pays for the stand’s specific direct expenses.

As for the rental of storage space, these agreements are accessory to the rental of a store or the right to use a stand, so in general their term coincides with that of the primary agreement. These agreements provide only for the payment of a monthly rental, which is increased annually by a given percentage as from the second year, and while they do not include payments of any common fund or direct expenses, they do provide for the payment of taxes associated with the execution of the agreement.

Furthermore, the Group offers different spaces located in the shopping centers for the advertising of different companies, brands and/or products (non-traditional advertising or NTA). These are generally short-term agreements and provide for the placement of advertising in a specific number of locations at the shopping centers in exchange for a global consideration. The taxes that levy the execution of these agreements are usually paid by the counterparties.

(b)	Rights of use granted to Fundación Museo de los Niños:

In October 1997, Alto Palermo S.A. entered into an agreement with Fundación IRSA whereby a store at the Abasto shopping mall was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, in September 1999, Fundación IRSA assigned free of cost all of the rights of use over such store and its respective obligations to Fundación Museo de los Niños.

Fundación Museo de los Niños is a charitable non-profit organization created by the same founders of Fundación IRSA and has the same members of the administration committee.

In November 2005, APSA S.A. signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment a store at Alto Rosario shopping mall for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up "Museo de los Niños, Abasto” and “Museo de los Niños, Rosario", two interactive learning centers intended for children and adults. Both agreements provide that the payment of common expenses and direct expenses related to the services performed by these stores should be borne by Fundación Museo de los Niños.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

(c)	Office leases:

Cresud, together with IRSA and APSA rent the offices of our president located at 108 Bolivar, in the City of Buenos Aires, property of Isaac Elsztain e Hijos S.C.A. (a company controlled by certain relatives of Eduardo S. Elsztain, our president) and Hamonet S.A. (a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members). The agreement, entered into in March 2004, is for 120 months and provides for a monthly rental of US$ 15, which is distributed and shared equally among the three companies.

Additionally, Tarshop S.A. rents two floors and parking space, of our building in Suipacha 652, under agreements which expire in 2014. The monthly rental payment agreed amounts to US$ 48 plus the obligation to pay common expenses and taxes levied on the real property, proportionately to the total area rented.

6.	Service provider or recipient:

In the normal course of business operations conducted by the Group, the Group renders and receives different types of services, the most significant being:

(a)	Management fee

The Group usually enters into certain administration and/or management agreements involving the group’s companies and other related parties based upon such parties’ backgrounds, knowledge, experience and expertise in managing this type of business, as well as the existence of qualified staff and a proper structure to render the relevant type of services. These agreements usually designate one of the Group’s companies as exclusively responsible for the management of the complexes and/or companies in exchange of a money consideration, calculated on a base that may be fixed or variable.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

In addition, there is a management agreement in place with CAMSA, a consulting company retained by the Group to provide advisory services. The shareholders of CAMSA are Eduardo S, Elsztain, Group’s shareholder and Chairman of the Board, and Saúl Zang, Vice-Chairman of the Board.  Under the agreement dated November 1994, CAMSA provides the Group with services such as (i) advisory with respect to capital investments in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals; (ii) acts on the Group’s behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and (iii) advisory regarding securities investments with respect to such operations. The agreement expressly provides that CAMSA may not provide advisory services with respect to transactions that are entirely related to real estate. The Group pays CAMSA an annual fee equal to 10% of the Group’s annual net income after taxes. Under the agreement, the Group is required to reimburse CAMSA normal expenses incurred in performing the services. The agreement is subject to termination by either party upon not less than 60 days prior written notice. If the Group terminates the agreement without cause, the Group must pay CAMSA twice the average of the amounts of the management fee paid for the two preceding fiscal years.

Furthermore, the Company provides agricultural advisory services to Cresca S.A. ("Cresca"), joint venture between the Company and Carlos Casado S.A. ("Casado"), with agricultural activities in Paraguay, under a 10-year agreement, automatically renewal for two additional 10-year periods, and receives management fees as follows: by way of consideration, Cresca must paid to the Group: (a) (i) an amount equal to 12% per annum on the total amount to be paid annually by Cresca for preparing the lands (from natural to productive state) in purpose of agricultural development for the first 41,930 has, and (ii) an amount equal to 10% on the concepts mentioned above from the ha, 41,931 on; and (b) an amount equal to 10% per annum on the gross margin from sales revenue less (i) direct selling expenses (including but not limited to commissions, withholding taxes, freight and any other expense arising for or from sales), (ii) direct production costs, (iii) structure costs and (iv) tax costs.

(b)	Special reimbursement programs with several means of payment

The Group carries out diverse business actions and promotions intended to promote larger number of visitors and consumption inside its shopping centers.

Some promotions offer different types of discounts to clients and/or interest-free financing plans on specific dates or periods. To this end, the Group enters into agreements with various third party financial entities and/or related parties, such as Banco Hipotecario S.A. and Tarshop S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

Overall, these agreements establish different refund percentages, on specific dates or periods, for clients making purchases at all the participating stores using the means of payment specific of each financial entity and, on occasions, additional financing plans with interest-free installments. The cost of the refunds granted to the clients is generally distributed as a percentage among the lessors of the shopping centers and the financial entities, while the cost of interest-free financing is borne, in general, by the latter. The Group acts as an intermediary and is in charge of the lessors’ engagement and the advertising of these promotions. This activity results in no money flows or transfer of revenues or costs between the Group and its related parties.

(c)	Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes. Our Vice-president, Saúl Zang, and our alternate directors, Juan M. Quintana, Salvador D. Bergel, and D. Pablo Vergara del Carril are members of that law firm.

(d)	Hospitality Services

On certain occasions, the Group hires hospitality and event venue rental services from Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., all subsidiaries of our direct controlling company IRSA, and owners of several hotels.

From time to time, the Group acquires rights to use night accommodation at hotels owned by such companies, for the purposes of promotional or corporate activities. As of June 30, 2013 and 2012, the Group had 667 and 929 night accommodations pending use.

7.	Sale of goods and services

In the normal course of its business and with the aim of building on and enhancing the individual efficiencies of each of the Group’s companies in the different areas comprising the operating management, and with a view to obtaining the best prices and rates, supplies and materials are purchased, and/or services are hired on behalf of a company which later sells and/or recovers for companies of the Group or other related parties, based upon their actual utilization.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

The category manly comprises:

(a)	Sale of radio or TV advertising seconds and/or spaces in newspapers and magazines

The Group usually enters into agreements with third parties whereby it acquires, for future use, rights to use different means (pages in newspapers and magazines, radio or TV seconds, etc.), which it subsequently uses in its advertising campaigns. Such means may be used by the acquiring company or by other related parties, in which case the former sells such spaces to the latter.

(b)	Sale of materials and supplies

Usually, each of the Group companies buys from third parties different types of supplies and materials required to carry out its activities, which it then uses directly or sells to one or more Group companies or related parties, based upon utilization needs.

(c)	Reimbursement of expenses

These operations do not entail additional profits to the company recovering expenses, for the same are carried out as per the cost value of the goods or services acquired.

8.	Financial operations

(a)	Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These loans generally accrue interest at market rates from the date of each disbursement until the date of effective repayment, and may be paid off wholly or partially prior to the due date, either in cash and/or through capitalization (conversion into shares), and/or by way of offsetting arrangements involving debit and credit balances existing between the companies.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

(a)	Master agreement for US dollar-denominated forward transactions with Banco Hipotecario S.A.

APSA and Banco Hipotecario S.A. entered into a master agreement for the performance of dollar-denominated forward transactions. This master agreement provides that the parties may carry out this type of transactions by fixing a certain forward price (“the Agreed Price”). Such transactions are settled in cash by paying the difference between the Agreed Price and the quoted price of the US dollar on the settlement date.

(b)	Securities loan agreement with IFISA

The Company entered into a securities loan agreement with IFISA, a company incorporated under the laws of República Oriental del Uruguay, which granted 4,053,942 Global Depositary Shares, representing 10 ordinary shares with a face value of Ps. 1 per share of IRSA. This loan does not imply the transfer of any politic nor economic right corresponding to the values, which are held by Cresud. Regarding voting rights, the parties agreed that the Company will grant a power of attorney to IFISA with the respective voting instructions. In respect to dividends, IFISA will transfer the funds to Cresud. The loan accrues interest at an annual rate equivalent to 3 month LIBOR, plus 50 basis points, and is due on June 30, 2014.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Current - Investments in Financial Assets	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Non-current - Borrowings	Current - Borrowings
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	1,759	-	(1)	-	-
	Management fees	-	-	226	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	1,525	-	-	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	32	-	(5)	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	507	-	-	-	-
Agro-Uranga S,A	Dividends receivable	-	-	1,471	-	-	-	-
	Sale of goods and services	-	-	708	-	(364)	-	-
Agro Managers S.A.	Reimbursement of expenses	-	-	113	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	298	-	(372)	-	-
	Borrowings	-	-	-	-	-	(35,557)	(9,738)
	Non-convertible notes	5,135	-	-	-	-	-	-
	Mortgage bonds	540	-	-	-	-	-	-
	Leases and rights to use	-	-	11	-	-	-	-
Manibil S.A.	Other liabilities	-	-	-	-	(781)	-	-
Total Associates		5,675	-	6,650	-	(1,523)	(35,557)	(9,738)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Current - Investments in Financial Assets	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Non-current - Borrowings	Current - Borrowings
Joint Ventures
Cresca S.A.	Management fees	-	-	1,693	-	-	-	-
	Reimbursement of expenses	-	-	49	-	(157)	-	-
	Sale of goods and services	-	-	-	-	-	-	-
	Financial operations	-	41,746	-	-	-	-	-
Puerto Retiro S.A.	Constributions to be paid in	-	-	101	-	-	-	-
	Reimbursement of expenses	-	-	180	-	-	-	-
	Financial operations	-	-	3,916	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	275	-	(142)	-	-
	Share-based payments	-	-	-	-	-	-	-
	Leases and rights to use	-	-	11	-	(261)	-	-
	Management fees	-	-	629	-	-	-	-
Baicom Networks S.A.	Management fees	-	1,007	1	-	-	-	-
	Reimbursement of expenses	-	-	18	-	(2)	-	-
Quality Invest S.A.	Management fees	-	-	46	-	(45)	-	-
	Reimbursement of expenses	-	-	77	-	-	-	-
	Financial operations	-	-	500	-	-	-	-
Cyrsa S.A.	Financial operations	-	-	-	-	-	(98,327)	-
	Reimbursement of expenses	-	-	6,039	-	(254)	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	29	-	-	-	-
Total Joint Ventures		-	42,753	13,564	-	(861)	(98,327)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

Related party	Description of transaction	Current - Investments in Financial Assets	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Non-current - Borrowings	Current - Borrowings
Other Related Parties
Consultores Asset Management S.A. (CAMSA)	Management fees	-	-	9,342	-	-	-	-
	Reimbursement of expenses	-	-	2,659	-	(43)	-	-
Estudio Zang, Bergel & Viñes	Sale of goods and services	-	-	60	-	-	-	-
	Legal services	-	-	22	-	(1,432)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	51	-	(2)	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	-	34,669	-	-	-	-
	Reimbursement of expenses	-	-	268	-	(3)	-	-
Museo de los niños	Reimbursement of expenses	-	-	133	-	(11)	-	-
	Leases and rights to use	-	-	928	-	(3)	-	-
Elsztain Managing Partners Master	Reimbursement of expenses	-	-	-	-	(61)	-	-
Elsztain Managing Partners Ltd	Reimbursement of Capital	-	-	-	-	(105,326)	-	-
Decater	Reimbursement of Capital	-	-	-	-	(6,661)	-	-
Dolphin Fund PLC	Capital contributions	149,707	-	-	-	-	-	-
	Reimbursement of expenses	-	-	133	-	-	-	-
Total Other related parties		149,707	-	48,265	-	(113,542)	-	-
Directors and Senior Management
Directors and Senior Management	Management fee	-	-	7,599	-	(11,754)	-	-
	Advances	-	-	1,204	-	(1,746)	-	-
	Guarantee deposits	-	-	-	(20)	-	-	-
	Non-convertible Notes	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	83	-	(98)	-	-
Total Directors and Senior Management		-	-	8,886	(20)	(13,598)	-
Total		155,382	42,753	77,365	(20)	(129,524)	(133,884)	(9,738)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2012:

Related party	Description of transaction	Current - Investments in Financial Assets	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Non-current - Borrowings
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	1,612	(61)	(60)	-
	Leases and rights to use	-	-	1,103	-	(270)	-
	Reimbursement of expenses	-	-	-	-	(512)	-
New Lipstick LLC	Reimbursement of expenses	-	-	1,269	-	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	8	-	(5)	-
IRSA Real Estate Strategies LP	Management fees	-	-	-	-	(5)	-
Lipstick Management LLC	Reimbursement of expenses	-	-	426	-	-	-
Agro-Uranga S.A.	Dividends received	-	-	46	-	-	-
	Sale of goods and services	-	-	1,844	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	-	20	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	41	-	(75)	-
	Leases and rights to use	-	-	257	-	-	-
	Financial operations	496	-	-	-	-	-
Total Associates		496	-	6,626	(61)	(927)	-
Joint Ventures
Cresca S.A.	Financial operations	-	38,785	-	-	-	-
	Reimbursement of expenses	-	-	430	-	(28)	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	251	-	-	-
	Financial operations	-	-	2,105	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	567	-	(198)	-
	Management fees	-	-	61	-	-	-
Baicom Networks S.A.	Management fees	-	-	65	-	-	-
	Financial operations	-	910	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	91	-	-	-
Canteras Natal Crespo S.A.	Reimbursement of expenses	-	-	445	-	-	-
	Management fees	-	-	483	-	-	-
	Financial operations	-	-	100	-	-	-
Cyrsa S.A.	Reimbursement of expenses	-	-	1,242	-	(304)	-
Total and Joint Ventures		-	39,695	5,840	-	(530)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

Related party	Description of transaction	Current - Investments in Financial Assets	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Non-current - Borrowings
Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	2,359	-	-	-
	Management fees	-	-	-	-	(3,006)	-
Estudio Zang, Bergel & Viñes	Reimbursement of expenses	-	-	-	-	(1,068)	-
	Management fees	-	-	-	-	(1,328)	-
	Sale of goods and services	-	-	815	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	46	-	(1)	-
	Donations	-	-	-	-	(1,073)	-
Inversiones Financieras del Sur S.A.	Reimbursement of expenses	-	-	3,674	-	(3,974)	-
	Financial operations	-	-	9,081	-	-	-
Museo de los niños	Reimbursement of expenses	-	-	102	-	(19)	-
	Leases and rights to use	-	-	1,352	-	-	-
Elsztain Managing Partners Ltd	Reimbursement of expenses	-	-	-	-	(53)	-
Dolphin Fund PLC	Contributions	16,956	-	-	-	-	-
Total Other related parties		16,956	-	17,429	-	(10,522)
Directors and Senior Management
Directors and Senior Management	Reimbursement of expenses	-	-	219	-	495	-
	Guarantee deposits	-	-	-	(20)	-	-
	Remuneration of Board of Directors	-	-	-	-	(24,005)	-
	Non-convertible Notes	-	-	-	-	-	(5)
Total Directors and Senior Management		-	-	219	(20)	(23,510)	(5)
Total		17,452	39,695	30,114	(81)	(35,489)	(5)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of July 1, 2011:

Related party	Ref.	Description of transaction	Current - Investments in Financial Assets	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Non-current - Borrowings	Current - Borrowings
Associates
Tarshop S.A.		Reimbursement of expenses	-	-	14,499	-	(22,863)	-	-
		Leases and rights to use	-	-	24	-	-	-	-
New Lipstick LLC		Reimbursement of expenses	-	-	960	-	-	-	-
		Capital contribution	-	-	-	-	(622)	-	-
IRSA Developments LP		Reimbursement of expenses	-	-	7	-	-	-	-
		Capital contribution	-	-	-	-	(4)	-	-
IRSA Real Estate Strategies LP		Guarantee deposits	-	-	64	-	-	-	-
		Management fees	-	-	-	-	(8)	-	-
Agro-Uranga S.A.		Dividends received	-	-	46	-	-	-	-
		Sale of goods and services	-	-	96	-	(178)	-	-
Lipstick Management LLC		Reimbursement of expenses	-	-	447	-	-	-	-
Banco Hipotecario S.A.		Reimbursement of expenses	-	-	4	-	(252)	-	-
		Leases and rights to use	-	-	222	-	-	-	-
		Financial operations	477	-	-	-	-	-	-
Total Associates			477	-	16,369	-	(23,927)	-	-
Joint Ventures
Cresca S.A.		Financial operations	-	21,193	-	-	-	-	-
		Reimbursement of expenses	-	-	1,755	-	(91)	-	-
Baicom Networks S.A.		Reimbursement of expenses	-	-	134	-	-	-	-
		Financial operations	-	830	-	-	-	-	-
Puerto Retiro S.A.		Reimbursement of expenses	-	-	243	-	(11)	-	-
Quality Invest S.A.		Reimbursement of expenses	-	-	2,080	-	(32)	-	-
Canteras Natal Crespo S.A.		Reimbursement of expenses	-	-	457	-	-	-	-
		Management fees	-	-	352	-	-	-	-
		Financial operations	-	-	78	-	-	-	-
Cyrsa S.A.		Reimbursement of expenses		-	3,544	-	(3,535)	-	-
Total and Joint Ventures			-	22,023	8,643	-	(3,669)	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

Related party	Ref.	Description of transaction	Current - Investments in Financial Assets	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Non-current - Borrowings	Current - Borrowings
Other related parties
Consultores Asset Management S.A. (CAMSA)		Reimbursement of expenses	-	-	1,026	-	-	-	-
		Management fees	-	-	-	-	(7,878)	-	-
Estudio Zang, Bergel & Viñes		Reimbursement of expenses	-	-	-	-	(1,549)	-	-
		Sale of goods and services	-	-	9	-	-	-	-
Fundación IRSA		Reimbursement of expenses	-	-	34	-	(1)	-	-
		Donations	-	-	-	-	(1,075)	-	-
Inversiones Financieras del Sur S.A.		Reimbursement of expenses	-	-	3,689	-	-	-	-
Museo de los niños		Reimbursement of expenses	-	-	878	-	(9)	-	-
		Leases and rights to use	-	-	903	-	-	-	-
Elsztain Managing Partners Master		Capital reductions	-	-	-	-	(859)	-	-
Elsztain Managing Partners Ltd		Reimbursement of expenses	-	-	-	-	(53)	-	-
		Management fees	-	-	156	-	-	-	-
Dolphin Fund PLC		Contributions	29,239	-	-	-	-	-	-
Total Other related parties			29,239	-	6,695	-	(11,424)	-	-
Directors and Senior Management
Directors and Senior Management		Reimbursement of expenses	-	-	229	-	(16,004)	-	-
		Guarantee deposits	-	-	-	(20)	-	-	(8)
		Non-convertible Notes	-	-	-	-	-	(41)	(2)
Total Directors and Senior Management			-	-	229	(20)	(16,004)	(41)	(10)
Total			29,716	22,023	31,936	(20)	(55,024)	(41)	(10)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended as of June 30, 2013:

Related party	Leases and rights to use	Management fees	Sale of goods and /or services	Corporate Services	Remuneration of Board of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	6,154	-	-	-	-	-
Tarshop S.A.	5,991	-	-	301	-	-	-	-
Banco Hipotecario S.A.	453	-	-	-	-	-	(1,378)	-
Total Associates	6,444	-	6,154	301	-	-	(1,378)	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	-	(8,724)	-
Cresca S.A.	-	1,108	-	-	-	-	510	-
Baicom Networks S.A.	-	-	-	-	-	-	96	-
Nuevo Puerto Santa Fe S.A.	(111)	888	-	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	-	-	481	-
Quality Invest S.A.	-	216	-	-	-	-	28	-
Canteras Natal Crespo S.A.	-	96	-	-	-	-	11	-
Total and Joint Ventures	(111)	2,308	-	-	-	-	(7,598)	-
Other related parties
Inversiones Financieras del Sur S.A.							8,758	-
Fundación IRSA	-	-	-	-	-	-	-	(1,420)
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(3,285)	-	-
Dolphin Fund PLC (i)	-	-	-	-	-	-	(117,576)
Hamonet S.A.	(365)	-	-	-	-	-	-	-
Isaac Elzstain e Hijos S.C.A.	(468)	-	-	-	-	-	-	-
Total Other related parties	(833)	-	-	-	-	(3,285)	(108,818)	(1,420)
Directors and Senior Management
Directors and Senior Management	-	-	-	-	(76,458)	-	-	-
Total Directors and Senior Management	-	-	-	-	(76,458)	-	-	-
Total	5,500	2,308	6,154	301	(76,458)	(3,285)	(117,794)	(1,420)
(i)           Since 1996 the Group has invested in Dolphin Fund Plc., a mutual fund related to the Group’s President. The investment is accounted for as financial instruments measured at fair value with changes charged to income. As of June 30, 2013, the gains from the investment in Dolphin Fund Plc. amount to Ps. 117.6 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended June 30, 2012:

Related party	Reference	Leases and rights to use	Management fees	Corporate Services	Sale of goods and /or services	Legal services	Financial operations	Donations	Remuneration of Board of Directors and senior management
Associates
Agro-Uranga S.A.		-	-	-	3,717	-	-	-	-
Tarshop S.A.		2,436	-	379	-	-	1,263	-	-
Total Associates		2,436	-	379	3,717	-	1,263	-	-
Joint Ventures
Cyrsa S.A.		-	-	-	-	-	-	-	-
Cresca S.A.		-	-	-	-	1,620	2	-	-
Canteras Natal Crespo S.A.		-	-	96	-	-	10	-	-
Total and Joint Ventures		-	-	96	-	1,620	12	-	-
Other related parties
Inversiones Financieras del Sur S.A.		-	-	-	-	-	836	-	-
Fundación IRSA		-	-	-	-	-	-	(1,876)	-
Estudio Zang, Bergel & Viñes		-	(3,445)	-	-	-	-	-	-
Consultores Asset Management S.A. (CAMSA)		23	(7,458)	-	-	-	-	-	-
Dolphin Fund PLC		-	-	-	-	-	(12,283)
Total Other related parties		23	(10,903)	-	-	-	(11,447)	(1,876)	-
Directors and Senior Management
Total Directors and Senior Management		-	-	-	-	-	(1)	-	(56,351)
Total Directors and Senior Management		-	-	-	-	-	(1)	-	(56,351)
TOTAL		2,459	(10,903)	475	3,717	1,620	(10,173)	(1,876)	(56,351)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

40.	Barter transactions

The Group generally enters into barter transactions with third party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for properties to be developed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2013:

Caballito plot of land

On June 29, 2011, the Group and TGLT, entered into an agreement to barter a plot of land located in Mendez de Andes street in the neighborhood of Caballito in the Autonomous City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with residential offices and parking space. In consideration, TGLT paid US$ 0.2 million in cash and will transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number to be determined of parking space representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of IRSA as guarantee.

A neighborhood association named Asociación Civil y Vecinal SOS Caballito Por Una Mejor Calidad de Vida secured a preliminary injunction which suspended the works to be carried out by TGLT in the abovementioned property. Once said preliminary injunction was deemed final, the Government of the City of Buenos Aires and TGLT were served notice of the complaint. IRSA is not involved in these proceedings and has not been sued or summoned as a third party by any of the parties involved in the legal action.

Beruti plot of land

On October 13, 2010, the Group, through its subsidiary APSA, and TGLT, entered into an agreement to barter a plot of land located at Beruti street 3351/59 in the Autonomous City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction, which was subject to certain precedent conditions including the completion by TGLT of its initial public offering, was agreed at Ps. 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TLGT will transfer APSA (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land. TGLT perfected its initial public offering on the Stock Exchange of Buenos Aires on October 29, 2010 and therefore, the precedent condition to the transaction was completed on that date TGLT paid US$ 10.7 million on November 5, 2010.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

40.	Barter transactions (Continued)

On December 16, 2010, the title deed to the Beruti plot of land was executed, To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of APSA.

An association named Asociación Amigos Alto Palermo presented an injunction requesting that the construction is prohibited and obtained a suspension interim measure for this purpose. Later, the Court of Appeals from the Autonomous City of Buenos Aires ordered the lifting of such interim measure.

Rosario plot of land

The Group, through APSA, subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 H), located in the City of Rosario, Province of Santa Fe for a total amount of US$ 2.3 million. On November 27, 2008, the title deed was recorded.

As partial consideration for the above mentioned  barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) 42 functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in the plot; and (ii) forty seven 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking space units in the same building.

On April 14, 2011 APSA and Condominios del Alto S.A. subscribed a supplementary deed which specifies the Functional Housing Units (apartments) in the barter transaction agreement that should be transferred to APSA and the ownership title of the 45 parking spaces and 5 storage rooms.

As a consequence of the co-bartering parties having fulfilled with obligations assumed with ADIF, the Argentine National State has determined, through Resolution No, 31-ADIF-P-2013, the compliance with the charge regarding the lot 2 H, has been verified upon reaching the minimum investment fixed for the cited lot, in conformity with ONABE Provision No, 07/2009 and Resolution No. 65-ADIF-P-2010, and has proceeded to release APSA and Condominios del Alto SA from any obligation as to ADIF with respect the lot 2 H.

Furthermore, on May 17, 2013, the property was reported as condominium property, and thus properly filed with the Real Estate Registry, in order that Condominios del Alto S.A. should subsequently transfer the units under barter in favor of APSA. As of June 30, 2013, the transfer is still pending.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

41.	Events after the date of the statement of financial position

• On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations,  for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of shares or Global Depositary Shares (GDS) representing 10 shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the IRSA’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share, payable in Argentine legal tender. On September 18, 2013, the Board of Directors resolved to increse the maximum price at Ps. 10 per share and US$ 10.50 per GDS. On October 22, 2013, the Board of Directors approved a further increase of the maximum price, bringing it to Ps. 14.50 per share and US$ 15.00 per GDS. Until October 24, 2013 the Company acquired in various transactions 255,182 shares of its own capital stock (N.V.Ps. 1 per share) for a total of Ps. 2.2 million and 65,894 GDS (representing 658,940 shares) for a total of US$ 0.7 million.

During July and August, IRSA purchased 60,884 N.V. shares of its own capital stock for Ps. 0.4 million.

• On August 23, 2013, Banco Hipotecario S.A.’s Annual Ordinary Shareholder’s Meeting approved the distribution of cash dividends to holders of common shares in the amount of Ps. 30 million, which was disclosed in the financial statements as of December 31, 2012. On September 12, 2013 the Board of BHSA approved the provision of the funds from the 20th of that month.
.
• On August 30, 2013, the Group, through our subsidiary APSA, subscribed 3,703,704 shares of Avenida Inc., wich represents 26.09% of its outstanding capital. Avenida Inc. will be engaged in e-commerce business. The transaction price was Ps. 13,034, which has already been fully paid. The Group has an option to increase its interest up to 37.04%, of the company.

• Subsequent to year-end, we have subscribed Dolphin's shares in the amount of US$ 75 million through our subsidiaries Tyrus and Ritelco.

• On August 30, 2013, Supertel filed with the SEC a Prospectus for the issue of 16,700,000 common shares. Subject to a minimum issue of US$ 100 million, the Group through RES undertook to convert 2 million preferred shares into common shares, after having made all applicable adjustments to the conversion price. As a result of the conversion and assuming an issue price of US$ 6.5 (the median price in the issue range), RES shall own approximately 3,076,923 common shares. In exchange for said conversion, Supertel will issue in favor of RES 2,500,000 warrants convertible into 2,500,000 common shares at an exercise price equal to the 110% of the issue price and due in 5 years. These terms and conditions shall also apply to the 3,750,000 warrants RES currently owns. If RES is not involved in the issue, its voting rights will be reduced to 16.5%. Supertel withdraw the public offering from on September 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

41.	Events after the date of the statement of financial position (Continued)

• On September 16, 2013, Alto Palermo S.A. (APSA) entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest and all the related rights of Arcos del Gourmet S.A.. The term to exercise the option runs from the execution of the agreement to December 31, 2018. The stock purchase price, in the event the option is exercised, is USD 0.8 million per each percentage point of the company’s capital stock. The option price is made up of a fixed amount of Ps. 2 million and another variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, from the opening of the shopping mall until the end of the lease agreement between APSA and Arcos.

· On September 25, 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A., Entertainment Holdings S.A. (EH), Entretenimiento Universal S.A., and La Rural S.A., entered into an agreement that mainly consist of an amendment to the preexisting agreements under the joint venture pursuant to which they agreed to revise, amend and/or clarify certain provisions. Following this agreement, the Company is currently in the process of evaluating any potential effect on the preliminary purchase price allocation of its joint venture acquisition.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

41.	Events after the date of the statement of financial position (Continued)

• The 2013 annual meeting of shareholders of the Company will be held on October 31st, 2013, at Bolívar 108 1st Floor, City of Buenos Aires, in order to consider and approve, among others, (i) the provisions of Ruling 609/ 2012 of the National Securities Commission and the creation of a special reserve in the Shareholders' Equity, (ii) the annual financial statements for the period ended June 30, 2013, (iii) consideration of results of the fiscal year ended June 2013, (iv) payment of a dividend in cash and/or in kind for the fiscal year up to an amount of Ps. 120.0 million, (v) the performance of the Board of Directors and Supervisory Committee, (vi) appointment of Directors, Members of the Supervisory Committee, and Certifying Accountant, (vii) update to the report on the Shared Services Agreement, (viii) update to the report on the Incentive Plan for the officers of the company as approved and ratified by the meetings held in 2009/2010/2011 and 2012, respectively; approval of implemented measures and delegation of powers to the Board of Directors for a new period, (ix) as approved by the shareholders´ meeting of October 29, 2009 and October 31, 2011 for the issuance of short-term debt securities (“VCP”, in Spanish) for a maximum amount outstanding at any time which cannot exceed the equivalent in pesos of USD 30 million; consideration of the renewal of the powers delegated on the Board of Directors to decide upon the timing and currency of issuance, and other terms and conditions.

• On December 27, 2012, the capital market law was promulgated. The main purposes of the law are to promote the participation of other investors in the capital market, to encourage the access to the capital market by small and medium sized companies and to create an integrated capital market, among others. In addition, the law introduces changes in the mechanisms of authorization, control and supervision of all the public offering stages, as well as in the roles of all the entities and individuals under its scope.

According to Section 2 of General Resolution No° 615/13 handed down by National Securities Commission (C.N.V.) on January 21, 2013, institutions, markets, agents and stock exchanges will continue to conduct their activities in the manner in which they are presently conducted up and until regulations are replaced.

On July 29, 2013, the Argentine Executive Branch regulated Law No. 26,831 under the Regulatory Decree 1023/2013 published in the Official Gazette on August 1, 2013.

On September 5, 2013, the C.N.V. issued General Resolution N° 622/13 to adapt its current rules to ensure the normal development of the different stock exchanges, clearing houses and agents and with the aim of fulfill the requirements or the capital market law.

Page
BANCO HIPOTECARIO SA AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm	F – 272
Consolidated Balance Sheets as of June 30, 2013 and 2012	F – 273
Consolidated Statements of Income for the years ended June 30, 2013, 2012 and 2011	F – 275
Consolidated Statements of Changes in Shareholders´ Equity for the years ended June 30, 2013, 2012 and 2011	F – 277
Consolidated Statements of Cash Flows for the years ended June 30, 2013, 2012 and 2011	F – 278
Notes to the Consolidated Financial Statements	F – 279

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2013 and 2012 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2013. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2013 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Price Waterhouse & Co S.R.L.
Buenos Aires, Argentina
August 7, 2013, except for notes 34 and 36 as to which the date is October 30, 2013	By:	/s/Marcelo Trama
Marcelo Trama
Partner

 BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of June 30, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2013	2012
ASSETS

Cash and due from banks	Ps. 343,683	Ps. 216,548
Banks and correspondents	1,873,644	1,135,926
	2,217,327	1,352,474

Government and corporate securities (Note 7)	1,510,485	2,071,656

Loans (Note 8)
Mortgage loans	2,041,585	1,700,635
Credit card loans	4,065,538	3,094,209
Other loans	4,614,469	3,784,444
	10,721,592	8,579,288
Plus: Accrued interest receivable	87,544	68,456
Less: Allowance for loan losses (Note 9)	(296,633)	(236,512)
	10,512,503	8,411,232

Other receivables from financial transactions (Note 10)
Collateral receivable under repurchase agreements	374,618	161,281
Amounts receivable under derivative financial instruments	218,437	382,085
Loans in trust pending securitization	14,805	21,481
Amounts receivable under reverse repurchase agreements of government and corporate securities	4,063	627,880
Other (Note 10)	1,411,559	1,483,022
	2,023,482	2,675,749
Plus: Accrued interest receivable	8,316	9,912
Less: Allowance for Other receivables from financial transactions	(147,388)	(92,291)
	1,884,410	2,593,370

Assets under financial leases	29,843	712

Investments in other companies	9,091	4,066

Miscellaneous receivables (Note 11)	875,245	679,187

Bank premises and equipment (Note 12)	114,073	110,755

Miscellaneous assets (Note 13)	42,689	37,224

Intangible assets (Note 12)	144,701	76,425

Items pending allocation	-	371

Total Assets	Ps. 17,340,367	Ps. 15,337,472

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET – (Continued)
As of June 30, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Checking accounts	Ps. 1,689,810	Ps. 2,029,353
Saving accounts	1,225,619	524,120
Time deposits	5,870,176	4,172,884
Other deposit accounts	113,615	79,756
	8,899,220	6,806,113
Plus: Accrued interest payable	78,901	137,098
	8,978,121	6,943,211
Other liabilities from financial transactions
Other banks and international entities (Note 16)	393,024	550,865
Bonds (Note 17)	2,291,731	1,983,959
Argentine Central Bank	33	6,905
Amounts payable under derivative financial instruments	314,496	388,595
Borrowings under repurchase agreements collateralized by government securities	333,196	97,948
Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities (Note 15)	4,069	654,882
Other	424,704	515,089
	3,761,253	4,198,243
Plus: Accrued interest payable	57,522	28,933
	3,818,775	4,227,176

Miscellaneous liabilities
Taxes	98,756	68,212
Sundry creditors (Note 21)	493,350	385,587
Other (Note 21)	126,974	104,054
	719,080	557,853

Reserve for contingencies (Note 14)	127,492	172,080

Items pending allocation	17,703	6,323

Non-controlling interest	70,880	61,635

Total Liabilities	13,732,051	11,968,278

SHAREHOLDERS' EQUITY

Common stock	1,463,365	1,463,365
Treasury stock	54,149	54,149
Paid in capital	834	834
Inflation adjustment on common stock	699.601	699,601
Reserves	894,429	894,429
Retained earnings	495,938	256,816
Total Shareholders' Equity	3,608,316	3,369,194
Total Liabilities and Shareholders' Equity	Ps. 17,340,367	Ps. 15,337,472

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2013	2012	2011
Financial income
Interest on loans and other receivables from financial transactions	Ps. 1,961,272	Ps. 1,405,016	Ps. 906,992
Income from government and corporate securities.	456,004	471,577	510,711
Other	6,906	5,108	2,786
	2,424,182	1,881,701	1,420,489
Financial expenses
Interest on deposits and other liabilities from financial transactions	1,120,480	872,265	667,804
Contributions and taxes on financial income	163,794	110,972	80,259
	1,284,274	983,237	748,063

Gross brokerage margin	Ps. 1,139,908	Ps. 898,464	Ps. 672,426

Provision for loan losses (Note 9)	233,376	154,539	110,141
Income from services
Insurance premiums	417,368	297,747	254,956
Commissions (Note 22)	670,213	547,465	398,351
Other (Note 22)	307,398	248,715	169,848
	1,394,979	1,093,927	823,155
Expenses for services
Insurance claims	57,583	40,834	43,287
Commissions (Note 22)	194,064	165,570	121,499
Contributions and taxes on income from services	39,261	25,705	17,872
	290,908	232,109	182,658
Administrative expenses
Salaries and social security contributions	844,965	655,514	485,546
Advertising expenses	88,538	85,258	63,038
Value added tax and other taxes	115,353	80,226	42,015
Directors’ and Syndics’ fees	31,774	22,325	15,842
Fees for administrative services	189,428	167,116	112,535
Maintenance and repairs	37,186	31,205	18,603
Electricity and communications	56,515	38,771	26,872
Depreciation of bank premises and equipment	15,830	14,572	14,065
Rent	49,895	38,032	17,661
Other	182,718	143,865	123,052
	1,612,202	1,276,884	919,229

Net income from financial transactions	Ps. 398,401	Ps. 328,859	Ps. 283,553

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME – (Continued)
For the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2013	2012	2011
Miscellaneous income
Penalty interest	54,833	49,524	30,950
Loans recoveries	100,834	142,326	141,967
Other (Note 23)	37,755	78,380	21,489
	193,422	270,230	194,406
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	31,058	117,015	66,845
Other (Note 23)	130,966	130,073	151,294
	162,024	247,088	218,139

Income before income taxes and Non-controlling interest	Ps. 429,799	Ps. 352,001	Ps. 259,820

Income taxes (Note 25)	76,529	50,287	28,021
Non-controlling interest	(14,148)	(617)	(13,382)
Net income for the period	Ps. 339,122	Ps. 301,097	Ps. 218,417

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Common stock (Note 27)	Paid in capital (Note 27)	Treasury stock (Note 27)	Inflation adjustment of common stock (Note 27)	Legal (Note 27)	Voluntary (Note 27)	Retained earnings	Total shareholders´ equity
Balance as of June 30, 2010	Ps. 1,428,900	Ps. -	Ps. 105,091	Ps. 683,124	Ps. 437,461	Ps. -	Ps. 207,090	Ps. 2,861,666

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 13, 2011 – Legal Reserve	-	-	-	-	39,063	-	(52,438)	(13,375)

Sales of treasury stocks (Note 27.a.)	34,465	834	(50,942)	16,477	-	-	555	1,389

Net income for the period	-	-	-	-	-	-	218,417	218,417

Balance as of June 30, 2011	Ps. 1,463,365	Ps. 834	Ps. 54,149	Ps. 699,601	Ps. 476,524	Ps. -	Ps. 373,624	Ps. 3,068,097

Retained earnings distribution approved by the General Shareholders’ Meeting held on March 27, 2012 – Legal Reserve	-	-	-	-	50,304	367,601	(417,905)	-

Net income for the period	-	-	-	-	-	-	301,097	301,097

Balance as of June 30, 2012	Ps. 1,463,365	Ps. 834	Ps. 54,149	Ps. 699,601	Ps. 526,828	Ps. 367,601	Ps. 256,816	Ps. 3,369,194

Distribution of retained earnings - BCRA's Authorization -- Note 651 - 09/21/2012	-	-	-	-	-	-	(100,000)	(100,000)

Net income for the period	-	-	-	-	-	-	339,122	339,122

Balance as of June 30, 2013	Ps. 1,463,365	Ps. 834	Ps. 54,149	Ps. 699,601	Ps. 526,828	Ps. 367,601	Ps. 495,938	Ps. 3,608,316

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2013	2012	2011
Cash flows from operating activities:
Net income	Ps. 339,122	Ps. 301,097	Ps. 218,417
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals	163,600	259,286	176,986
Net gain on investment government securities	(8,802)	(11,655)	(23,324)
Gain / (loss) on derivative financial instruments	(46)	1,073	(51,569)
Depreciation and amortization	39,152	38,978	34,863
Net gain on sale of premises and equipment and miscellaneous assets	(1,160)	(2,763)	(3,721)
Net Indexing (CER and CVS) and interest of loans and deposits incurred but not paid	(127,277)	19,319	81,053
Non-controlling interest	14,148	617	13,382
Net change in trading securities	907,867	350,747	(944,799)
Net change in other assets	(136,396)	(968,239)	(128,346)
Net change in other liabilities	(482,324)	548,577	14,749
Net cash (used in) operating activities	707,884	537,037	(612,309)

Cash flows from investing activities:
(Increase)/Decrease in loans, net	(2,692,773)	(2,567,354)	(2,060,769)
Proceeds from securitization of consumer loans	380,415	278,336	515,901
Proceeds from maturities of available for sale securities	345,961	1,169	553,615
Payment for the Tarshop S.A. acquisition net of cash acquired	-	-	(89,352)
Payment for the BACS Administradora de activos S.A. S.G.F.C.I.S.A. acquisition net of cash acquired	-	287	-
Purchases of investments in other companies	(5,012)	-	-
Proceeds from sales, net of payments for purchases, of available for sale securities	25,697	6,075	1,421,741
Proceeds from sale of premises and equipment	1,029	7,980	21,635
Purchases of premises and equipment, miscellaneous and intangible assets	(117,240)	(39,514)	(86,415)
Net cash provided by investing activities	(2,061,923)	(2,313,021)	276,356

Cash flows from financing activities:
Increase in deposits, net	2,093,107	1,696,719	718,698
Principal payments on bonds, notes, and other debts	(584,601)	(242,272)	(632,467)
Proceeds from issuance of bonds, notes and other debts	653,781	348,975	100,000
Distribution of dividends	(99,895)	-	-
(Decrease)/Increase in borrowings, net	80,750	380,537	223,331
Net cash provided by financing activities	2,143,142	2,183,959	409,562

Net increase/(decrease) in cash and cash equivalents	789,103	407,975	73,609
Cash and cash equivalents at the beginning of the period	1,352,474	913,808	812,779
Effect of foreign exchange changes on cash and cash equivalents	75,750	30,691	27,420
Cash and cash equivalents at the end of the period	Ps. 2,217,327	Ps. 1,352,474	Ps. 913,808

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps. 28,589	Ps. 29,255	Ps. 56,018
Cash paid for presumptive minimum income tax	37,454	33,020	19,855
Non-cash transactions involving securitizations	87,925	61,366	25,795

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Certain reclassifications of prior year’s information have been made to conform to current year presentation. Such reclassifications do not have a significant impact on the Bank financial statements.

c.           Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2013 and 2012 are as follows:

	June 30,
Issuing Company	2013	2012
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%	99.98%
BHN Vida Sociedad Anónima	99.98%	99.98%

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

BACS Banco de Crédito y Securitización Sociedad Anónima	87.50%	87.50%
BACS Administradora de activos S.A. S.G.F.C.I.	85.00%	85.00%
Tarshop S.A.	80.00%	80.00%
BH Valores Sociedad de Bolsa SA	100.00%	100.00%

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

After January 14, 2004, the settlement date of the transaction, the Bank continued to exchange negotiable obligation with holders adhering to the late offering. The outstanding face value of the obligations exchanged amounted to US$ 8,995 thousand and Euro 10,695 thousand.

At the date of these financial statements, the Bank honored the total amount of amortization and interest according to the contractual terms.

3. Exposure to the Public Sector

As of June 30, 2013, the Bank maintains the following government-related assets:

a)	Government securities for Ps. 1,215,217 (excluding securities issued by Argentine Central Bank).
b)	Loans to the national, provincial and municipal governments for Ps. 91,172.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c)
Other receivables for financial transactions for Ps. 638,672 of which Ps. 16,092 corresponds to SISVIAL Financial Trust’s debt securities, Ps. 373,533 corresponds to repurchase transaction of government securities, and Ps. 249,047 corresponds tosecurities deposited as collateral for OTC transactions.

d)
Miscellaneous receivables for Ps.97,158 of which Ps. 95,900 corresponds to deposits in PAR US dollar Bonds as collateral for the custody of securities and Ps. 1,258 are related to repurchase transaction of government securities

The net exposure to the Public Sector, without considering liquid assets in BCRA accounts, amounts to Ps. 2,042,219 and Ps. 744,483 at June 30, 2013 and 2012, respectively.

Communication “A” 4546 dated July 9, 2006, stated that, as from July 1, 2007, exposure to the Public Sector may not exceed 35% of total assets as of the last day of the previous month.

As of June 30, 2013 and 2012 the Bank’s exposure to the public sector represents 11.8% and 4.9% of its total assets, respectively.

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

4.3. Loans

The portfolio of loans has been recorded at principal amounts, net of amortization, adjusted by CER (Reference Stabilization Index), and CVS (Adjustment Salary Variation Index), where applicable, plus accrued interest and net of allowance for loan losses. Except for interest accruals for loans past due more than 90 days, were accrual is discontinued.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

4.5. Allowance for Loan Losses

The Bank provides for estimated losses on loans and the related accrued interest through the establishment of an allowance for loan losses. The allowance charged to expense is determined by management based upon loan classification, actual loss experience, current and expected economic conditions, delinquency aging, and an evaluation of potential losses in the current loan portfolio. Specific attention is given to loans with evidence that may negatively affect the Bank´s ability to recover the loan and accrued interest.

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps. 1,181 and 1,181 as of June 30, 2013 and 2012, respectively.

The Bank discontinues accruing insurance premiums for individual loans when the related loan is over 90 days past due.

4.7. Assets under financial leases

They are recorded at the net investment in the lease less unearned income and calculated in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein, and net of loan loss reserves.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the equity method. As of June 30, 2013 and 2012 these investments were recorded at cost.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Given BHSA’s role as Trustee of the PROCREAR Administrative and Financial Trust, the Bank has capitalized increased direct expenses incurred in the mortgage loan origination process, which disbursements would not have been incurred by it had it not been for the grant of the related loans in accordance with the provisions of Communication “A” 5392. Such origination expenses are amortized in 60 monthly installments.

4.14. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	June 30,
	2013	2012

BACS Banco de Crédito y Securitización SA.	Ps. 20,447	Ps. 17,070
BHN Sociedad de Inversión S.A.	35	20
Tarshop S.A.	50,398	44,545
Total	Ps. 70,880	Ps. 61,635

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

4.19. Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2013, 2012 and 2011, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

b)	Secured bonds and other government securities

Discount Bonds, BONAR 2017 Bonds, BODEN 2015 Bonds, PAR US Dollar, Unquoted Securities issued by the BCRA and Bills issued by Provincial Governments are recorded as established in note 4.2. Under Argentine GAAP, those bonds should be recorded at their quotation value less estimated selling expenses.

As of June 30 2012, the Bank recorded BOGAR 2018 bonds granted as collateral for the advance payment received from the BCRA, at the value admitted for purposes of setting up guarantees in accordance with the regulations of the BCRA. Under Argentine GAAP, those securities should be recorded at their quotation values net of estimated selling expenses.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In addition, pursuant to Communication “A” 5392, the Bank has capitalized and amortized in 60 installments increased direct expenses incurred in the mortgage loan origination process. This criterion differs from professional accounting standards.

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

In order to calculate the equity value of BHN Sociedad de Inversión Sociedad Anónima and Tarshop SA, the shareholders’ equity captions have been subject to some adjustments in order to adapt them to the BCRA’s accounting standards. These adjustments mainly refer to Deferred Tax, capitalization of intangible assets, and certain derivative financial instruments.

6. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	June 30,
	2013	2012
Banco Hipotecario S.A.
Deposits in U$S as collateral for the currency swap transactions	Ps. 38,825	Ps. 73,006
Securities issued by the BCRA as collateral for OCT transactions	22,249	239,147
Government securities as collateral for OCT transactions	249,047	-
Deposits in pesos as collateral for visa credit card transactions	93,148	52,875
Government securities as collateral for the custody of securities	95,900	57,668
Government Securities as collateral for repo transactions	-	23,246
	Ps. 499,169	Ps. 445,942

Tarshop S.A.
Deposits in pesos and in U$S as collateral for leases	404	352
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received	32,227	32,426
Time deposits pledged for tax obligations arising from Financial Trusts	3,145	2,392
Deposits in pesos related to Financial Trusts transactions	11,846	6,517
Receivable in trust to secure a syndicated loan received	112,586	68,728
	Ps. 160,208	Ps. 110,415

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

BACS Banco de Crédito y Securitización S.A.
Bogar 2018 Bonds and Mortgage loans as collateral for the advance received from BCRA	Ps. -	Ps. 8,847
	Ps. -	Ps. 8,847

BH Valores Sociedad de Bolsa S.A.
Mercado de Valores de Buenos Aires SA’s share pledged on behalf of Chubb Argentina de Seguros SA.	Ps. 4,000	Ps. 4,000

Total	Ps. 663,377	Ps. 569,204

7. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2013	2012
Holding booked at fair value
Government securities denominated in pesos	232,444	115,678
Government securities denominated in US$	686,838	77,262
	Ps. 919,282	Ps. 192,940

Holding booked at cost plus return
Discount Bonds	-	27,819
Bogar 2018 Bonds	-	7,118
Boden 2015 Bonds	-	29,307
Bonar 2017 Bonds	55,450	19,380
PAR US dollar Bonds	5,244	-
Bills issued by Provincial Governments	235,241	212,318
	Ps. 295,935	Ps. 295,942

Investment in listed corporate securities
Corporate securities denominated in pesos	150,096	77,302
Corporate securities denominated in US$	-	28,382
	Ps. 150,096	Ps. 105,684

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA	49,144	1,129,659
Unquoted bills and notes issued by the BCRA	96,028	347,431
	Ps. 145,172	Ps. 1,477,090

Total	Ps. 1,510,485	Ps. 2,071,656

As of June 30, 2013, several bonds sold under repurchase agreements amounted to Ps. 374,792 and were recorded under the caption “Other Receivables from Financial Transactions”.

The bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 456,004 and Ps. 471,577 as of June 30, 2013 and 2012, respectively.

8. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial public, financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2013	2012
Non-financial public sector	Ps. 89,564	Ps. 50,219
Financial sector	403,986	226,205
Non-financial private sector
With preferred guarantees (a)	2,041,269	1,700,635
Without preferred guarantees
Personal loans	1,351,192	954,867
Credit Card Loans	4,065,538	3,094,209
Overdraft facilities	762,122	1,001,955
Other loans (b)	2,007,921	1,551,198
Accrued interest receivable	87,544	68,456
Reserve for loan losses (see note 9)	(296,633)	(236,512)
Total	Ps. 10,512,503	Ps. 8,411,232

(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.

(b)	Comprised of:

	June 30,
	2013	2012
Short term loans in pesos	Ps. 1,029,446	Ps. 504,367
Short term loans in US dollars	328,533	334,781
Loans for the financing of manufacturers	49,275	162,219
Loans for the financing of service providers	33,658	50,910
Export prefinancing	278,738	257,716
Other loans	288,271	241,205
Total	Ps. 2,007,921	Ps. 1,551,198

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

9. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2013	2012

Balance at beginning of period	Ps. 236,512	Ps. 215,297
Provision charged to income	233,376	154,539
Loans charged off	(173,255)	(133,324)
Balance at end of period	Ps. 296,633	Ps. 236,512

10. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2013	2012
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps. 612,116	Ps. 1,250,983
Unsecured guarantees (a)	1,419,682	1,434,678
Subtotal	2,031,798	2,685,661
Less: Allowance for losses (b)	(147,388)	(92,291)
Total	Ps. 1,884,410	Ps. 2,593,370

(a) Includes Ps. 218,437 and Ps. 382,085 of Amounts receivable under derivative financial instruments, as of June 30, 2013 and 2012, respectively, and Ps. 374,618 and Ps. 161,281 of Amounts receivable under repurchase agreements, as of June 30, 2013 and 2012, respectively.

(b) As of June 30, 2013 and 2012 includes Ps. 3,131 and Ps. 3,661 of allowances for losses of loans in trust pending securitization.

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2013	2012
Subordinated bonds (a)	Ps. 340,242	Ps. 308,886
Certificates of participation (see note 20)	344,644	347,444
Bonds held in the Bank’s portfolio (b)	-	9,646
Bonds unquoted	249,026	173,192
Collateral for OTC transactions	271,296	239,147
Amounts receivable from spot and forward sales pending settlement	43,802	263,680
Other	162,549	141,027
Total	Ps. 1,411,559	Ps. 1,483,022

(a)  Includes Ps. 177,765 and Ps. 190,575 of debt securities related to securitizations made by the bank and described in note 20, as of June 30, 2013 and 2012, respectively.
(b) The Bank carries negotiable obligations for Ps. 5,042 as of June 30, 2012, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

11. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2013	2012
Withholdings, credits and prepaid income tax	Ps. 10,621	Ps. 10,317
Recoverable expenses, taxes, and advances to third parties	67,649	66,099
Attachments for non-restructured ON	12,414	6,634
Guarantee deposit (*)	134,724	153,920
Guarantee deposit for credit card transactions	93,148	52,875
Presumptive minimum income – Credit tax (see note 26)	219,148	192,343
Receivables from master servicing activities	4,234	3,969
Other Directors fees	17,232	6,906
Loans to Bank staff	151,151	139,577
Other	171,488	53,639
Subtotal	881,809	686,279
Less: Allowance for collection risks	(6,564)	(7,092)
Total	Ps. 875,245	Ps. 679,187

(*) As of June 30, 2013 guarantee deposits comprised Ps. 38,373 (in US$) and Ps. 95,900 (in Par US Dollars Bonds). As of June 30, 2012 these deposits comprised Ps. 72,275 (in US$), Ps. 23,246 (in Boden 2015 Bonds) and Ps. 57,668 (in securities issued by the BCRA).

12. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2013	2012
Land and buildings	Ps. 117,090	Ps. 117,090
Furniture and fixtures	38,270	34,240
Machinery and equipment	109,768	98,775
Other	16,274	14,245
Accumulated depreciation	(167,329)	(153,595)
Total	Ps. 114,073	Ps. 110,755

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2013	2012
Third parties fees, re-engineering, restructuring and capitalized software costs	Ps. 55,998	Ps. 47,629
Goodwill (see note 30) (*)	25,366	28,796
Mortgage loan origination expenses related to Pro.Cre.Ar (see note 33)	63,337	-
Total	Ps. 144,701	Ps. 76,425

(*) Goodwill is mainly related to the acquisition of Tarshop, which has been allocated to the Credit card segment- Tarshop.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

13. Miscellaneous assets

Miscellaneous assets consist of the following as of the end of each period:

	June 30,
	2013	2012
Properties held for sale	Ps. 29,901	Ps. 27,224
Assets leased to others	16,692	16,311
Other	14,403	10,113
Accumulated depreciation	(18,307)	(16,424)
Total	Ps. 42,689	Ps. 37,224

14.	Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2013	2012
Legal Contingencies (a)	Ps. 59,799	Ps. 78,081
Incurred but not reported and pending insurance claims (b)	1,181	1,181
Contingency risks (c)	45,904	52,900
Tax Provision	12,587	33,084
Bonds subject to lawsuits (d)	8,021	6,834
Total	Ps. 127,492	Ps. 172,080

(a)	Includes legal contingencies and expected legal fees.
(b)	As of June 30, 2013 and 2012, it is composed of: Debts to insured for Ps. 1,181 (outstanding claims for Ps. 559 and IBNR for Ps. 622).
(c)	As of June 30, 2013 and 2012, includes Ps. 22,349 and Ps. 25,400, respectively, related to retirement plans.
(d)	Includes negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring mentioned in note 2.

15. Other Liabilities from Financial Transactions - Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities

The amounts outstanding corresponding to the Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities, as of the end of the twelve-month periods are as follows:

	June 30,
	2013	2012
Reverse repurchase agreements collateralized by securities issued by the BCRA (*)	Ps. 4,069	Ps. 619,950
Reverse repurchase agreements collateralized by other government securities (*)	-	34,932
Total	Ps. 4,069	Ps. 654,882

(*) The transactions’ maturity date is July 1, 2013.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

16.	Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

Description	Average Annual interest rate	Maturity date	2013	2012

Interbank loans in pesos	18.2%	2013	Ps. 393,024	Ps. 462,567
Interbank loans of government securities			-	88,298
Total			Ps. 393,024	Ps. 550,865

17. Other Liabilities from Financial Transactions – Negotiable obligations

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date		Annual interest rate	2013	2012
Banco Hipotecario
Long term bond (US$ 449,880 thousand)	09/15/03	12/01/13	b	3.0 – 6.0%	113,159	193,725
Long term bond (EURO 278,367 thousand)	09/15/03	12/01/13	b	3.0 – 6.0%	202,381	331,625
Series 5 (US$ 250,000 thousand)	04/27/06	04/27/16	a	9.750%	1,129,744	951,783
Series I (Ps. 90,143)	10/17/12	04/17/13	b/c	Badlar +350bp	-	90,143
Series II (Ps. 120,101)	05/11/12	11/11/13	b/c	Badlar +195bp	109,445	120,101
Series III (US$ 10,541 thousand)	05/11/12	11/11/13	a	4.5%	56,765	47,701
Series IV (Ps. 65,475)	08/17/12	05/14/13	a	17.8%	-	-
Series V (Ps. 85,264)	08/17/12	02/17/14	b/c	Badlar +375bp	78,700	-
Series VI (Ps. 55,693)	11/08/12	08/08/13	a	18.75%	53,693	-
Series VII (Ps. 77,055)	11/08/12	05/08/14	b/c	Badlar +400bp	77,055	-
Series VIII (Ps. 41,003)	04/25/13	04/20/14	a	18.5%	38,935	-
Series IX (Ps. 258,997)	04/25/13	01/25/15	b/c	Badlar +280bp	157,639	-

Tarshop S.A.
Long term bond Series I (Ps. 75,020)	05/24/11	11/30/12	b/c	Badlar+375bp	-	50,016
Long term bond Series II (US$ 6,114 thousand)	05/24/11	11/30/12	a	5.25%	-	18,445
Long term bond Series III (Ps. 100,000)	09/30/11	03/20/13	b/c	Badlar+400bp	-	100,000
Long term bond Series IV (Ps. 74,823)	05/02/12	09/02/13	b/c	Badlar+298bp	24,266	74,823
Long term bond Series V (US$ 1,237 thousand)	05/02/12	09/02/13	a	6.00%	2,190	5,597
Long term bond Series VI (Ps. 70,148)	07/25/12	03/27/14	b/c	Badlar+424bp	63,542	-
Long term bond Series VII (Ps. 20,411)	01/28/13	10/30/13	a	18.5%	20,131	-
Long term bond Series VIII (Ps. 79,589)	01/28/13	07/30/14	b/c	Badlar+445bp	73,516	-
Long term bond Series IX (Ps. 10,996)	05/23/13	02/23/14	a	19.75%	10,845	-
Long term bond Series X (Ps. 72,592)	05/23/13	11/23/14	b/c	Badlar+475bp	70,062	-
Long term bond Series XI (Ps. 10,837)	05/23/13	05/23/16	b/c	Badlar+580bp	9,663	-
					2,291,731	1,983,959

(a) Fixed interest rate
(b) Variable interest rate
(c) As of June 30, 2013 Badlar rate was 17.1%

The contractual maturities of the negotiable obligations are as follows as of June 30, 2013:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

June 30, 2014	Ps. 851,107
June 30, 2015	301,217
June 30, 2016	1,139,407
Thereafter	-
Total	Ps. 2,291,731

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

The following are the derivative financial instruments outstanding as of June 30, 2013 and 2012:

Type of Contract	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
	2013	2012	2013	2012	2013	2012
Cross Currency Swaps (1) (a)	212,649	348,853	13,701	16,481	13,766	16,466
Credit Currency Swaps (2) (a)	-	129,911	-	25,944	-	27,260
Interest Rate Swaps (3) (b)
Receives variable Pays fixed interest rate	-	10,000	-	1	-	113
Receives fixed Pays variable interest rate	-	40,000	-	(6)	-	(43)
Futures (4)
Purchases (a)	3,352,468	2,885,552	-	-	-	-
Sales (a)	1,513,484	-	-	-	-	-
			13,701	42,420	13,766	43,796

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(a)	Underlying: Foreign currency.
(b)	Underlying: Interest rate.

1.
Cross Currency Swaps: Hedging cross currency Swaps agreed upon with delivery of the underlying asset were carried out in order to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the liability position of that currency, stemming from the issuance of Euro-denominated negotiable obligations. As a result of this transaction, the Bank receives cash flows in euros, in exchange of cash flows in dollars. Under the Results caption, the Bank records the assets and liabilities variations in Euros or US dollar plus the corresponding interest rate. Within this framework, the following transactions have been carried out:

•
On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract for residual values of Euros 25,050 thousand (asset position) and US$ 30,428 thousand (liability position) which due date shall be December 1, 2013. This swap has been partially reversed with a contra swap whose residual values amount to US$ 6,868 thousand (asset position) and Euros 5,010 thousand (liability position).

•
On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract, which amounted to residual values of Euros 23,352 thousand (asset position) and US$ 29,790 thousand (liability position) as of June 30, 2012. Despite the fact that the instrument due date was December 1, 2013, it was cancelled on May 21, 2012.

The net book value as of June 30, 2013 and 2012 amounted to Ps. 13,701 and Ps. 16,481, respectively.

For these transactions, as of June 30, 2013 and 2012, the Bank has recognized gains for Ps. 590 and Ps. 1,806, respectively.

2.
Credit Currency Swaps: in order to reduce the volatility of the Bank’s results derived from variations in the CER index, in view the net liability position stemming from obligations in pesos adjustable by said index, related to the financial assistance to be requested from the Argentine Central Bank for the subscription of BODEN 2012 pursuant to the provisions of Section 29, subsect. g) of Decree 905/02, the Bank carried out currency swap transactions paying US dollars and receiving in exchange CER index. The Bank has subscribed directly its rights to receive hedge BODEN 2012, therefore, it has not asked for BCRA’s financial assistance, and the hedge for which the aforementioned contracts were implemented has partially ended. Within this framework, the following transactions have been carried out, which matured on August 3, 2012:

•
On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap). According to this transaction, the Bank received interest at a rate of 2% on a notional principal of Ps. 107,459, as of June 30, 2012, adjusted by applying the CER and paid interest at 180-day LIBOR plus 435 basis points on a residual principal of US$ 18,750 thousand as of June 30, 2012, without transfer of principal on each due date and applying the same repayment scheme as the BODEN 2012.

•
On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston. According to this transaction, the Bank received interest at a rate of 2% on a residual principal of Ps. 21,399, as of June 30, 2012, adjusted by applying the CER and paid interest at 180-day LIBOR plus 420 basis points on a residual principal of US$ 3,750 thousand, as of June 30, 2012, and applying the same repayment scheme as the BODEN 2012

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The net book value as of June 30, 2012 amounted to Ps. 25,944.

For these transactions, as of June 30, 2013 and 2012 and the Bank has recognized gains for Ps. 2,593 and Ps. 905, respectively.

3.           Interest rate swaps: As from August 2010, interest rate swap transactions were executed whereby in some of them, the Bank receives a fixed rate and pays variable BADLAR, whereas in others the Bank receives a BADLAR variable rate and pays a fixed rate.

For these transactions, as of June 30, 2013 and 2012 the Bank has recognized losses for Ps. 395 and Ps. 334, respectively.

4.
Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference.

For these transactions, as of June 30, 2013 and 2012, the Bank has recognized gains for Ps. 58,277 and Ps. 36,543, respectively.

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

At the date of these financial statements the following trust funds are outstanding:

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
For the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Tarshop SA has created several financial trusts under its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) destined to assure its long-term financing accessing directly to the capital market. The assets included in the trusts relate to credit card coupons and advances in cash. The table below presents the trusts issued and outstanding as of June 30, 2013:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Debt Securities	Certificates of Participation	Total
Series LXIX – Issued on 04.27.12
Face value in Ps.	68,275	12,703	80,978
Declared Maturity Date	07.10.2013	07.10.2013

Series LXX Issued on 08.01.12
Face value in Ps.	62,513	9,753	72,266
Estimated Maturity Date	12.05.2013	12.05.2013

Series LXXI Issued on 10.31.12
Face value in Ps.	93,300	23,188	116,488
Estimated Maturity Date	12.05.2013	12.05.2013

Series LXXII– Issued on 01.23.13
Face value in Ps.	67,686	18,496	86,182
Estimated Maturity Date	08.11.2014	08.11.2014

Series LXXIII– Issued on 04.26.13
Face value in Ps.	111,100	29,641	140,741
Estimated Maturity Date	06.05.2014	06.05.2014

Series LXXIV– Issued on 06.15.13
Face value in Ps.	45,816	6,846	52,662
Estimated Maturity Date	10.15.2014	10.15.2014

BACS Banco de Crédito y Securitización acts as trustee of trust agreements to guarantee obligations arising from certain financial trusts. As of June 30, 2013 Financial Trusts Red Mutual XIV to XXX are administered and the fiduciary ownership of the trust assets until the redemption of debt securities and certificates of participation is exercised by BACS.

In addition, BACS Banco de Crédito y Securitización has created separate trusts which have personal loans, primary originated by cooperatives and later acquired by BACS, as assets. The mentioned trusts have been issued under the “Fideicomisos Financieros BACS – Global program" for the securitization for a face value up to Ps. 300,000.

As of June 30, 2013 the following trust fund is outstanding:

	Debt Securities Class A	Debt Securities Class B	Certificates of Participation	Total
Personales III – Issued on 08.09.11
Face value in Ps.	29,508	6,872	4,042	40,422
Declared Maturity Date	03.20.2013	09.20.2013	08.20.2015

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2013 and 2012, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts:

	June 30,
	2013	2012
Class B debt securities – BHN III (a)	Ps. 7,203	Ps. 7,203
Class B debt securities – BHN IV (a)	79,351	79,351
Class B debt securities – CHA III	-	2,869
Class B debt securities – CHA IV	-	3,173
Class A debt securities – BHN IV	45	45
Class A debt securities – CHA V to CHA XIV	44,869	42,307
Class A debt securities – BACS I	21,361	19,557
Debt securities – BACS III	20,984	19,752
Debt securities – BACS Personales I	-	5,640
Debt securities – BACS Personales II	-	4,611
Debt securities – BACS Personales III	3,952	6,067
Subtotal	Ps. 177,765	Ps. 190,575

	June 30,
	2013	2012
Certificates of participation – BHN II (b)	Ps. 41,722	Ps. 41,722
Certificates of participation – BHN III (b)	14,970	14,970
Certificates of participation – CHA II	-	5,760
Certificates of participation – CHA III	-	14,529
Certificates of participation – CHA IV	-	12,704
Certificates of participation – CHA V	-	21,094
Certificates of participation – CHA VI	14,075	14,349
Certificates of participation – CHA VII	7,189	8,913
Certificates of participation – CHA VIII	6,157	8,196
Certificates of participation – CHA IX	12,275	11,194
Certificates of participation – CHA X	23,892	23,127
Certificates of participation – CHA XI	14,979	13,574
Certificates of participation – CHA XII	19,699	19,830
Certificates of participation – CHA XIII	6,807	6,558
Certificates of participation – CHA XIV	6,941	6,862
Certificates of participation – BHSA I	8,141	7,378
Certificates of participation – BACS III (b)	-	-
Certificates of participation – BACS Personales I	-	6,855
Certificates of participation – BACS Personales II	-	6,420
Certificates of participation – BACS Personales III	6,239	6,421
Certificates of Participation – Tarshop Series LXVI	-	12,091
Certificates of Participation – Tarshop Series LXVII	-	11,015
Certificates of Participation – Tarshop Series LXVIII	-	11,429
Certificates of Participation – Tarshop Series LXIX	10,401	8,613
Certificates of Participation – Tarshop Series LXX	8,708	13,815
Certificates of Participation – Tarshop Series LXXI	20,269	-
Certificates of Participation – Tarshop Series LXXII	16,160	-
Certificates of Participation – Tarshop Series LXXIII	26,027	-
Certificates of Participation – Tarshop Series LXXIV	12,873	-
Subtotal	Ps. 277,524	Ps. 307,419
Total	Ps. 455,289	Ps. 497,994

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(a) Net of allowances for impairment of Ps. 75,614 and Ps. 40,365 as of June 30, 2013 and 2012, respectively.

(b) Net of allowances for impairment of Ps. 67,087 and Ps. 40,025 as of June 30, 2013 and 2012, respectively.

21. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2013	2012
Sundry creditors:
Accrued fees and expenses payable	Ps. 443,360	Ps. 362,483
Unallocated collections	12,436	1,167
Withholdings and taxes payable	22,500	10,208
Other	15,054	11,729
Total	Ps. 493,350	Ps. 385,587

	June 30,
	2013	2012
Other:
Directors and Syndics accrued fees payable	Ps. 25,237	Ps. 12,062
Payroll withholdings and contributions	30,324	23,094
Gratifications	39,937	34,480
Salaries and social securities	31,476	34,418
Total	Ps. 126,974	Ps. 104,054

22. Income from Services and Expenses on Services

Income from Services - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2013	2012	2011
Loan servicing fees from third parties	Ps. 26,548	Ps. 16,100	Ps. 14,852
Commissions from FONAVI	11,361	17,205	12,789
Commissions for credit cards	555,128	453,421	322,965
Other	77,176	60,739	47,745
Total	Ps. 670,213	Ps. 547,465	Ps. 398,351

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Other income from services is comprised of the following for each period:

	June 30,
	2013	2012	2011
Reimbursement of loan expenses paid by third parties	Ps. 68,731	Ps. 63,261	Ps. 47,720
Other (*)	238,667	185,454	122,128
Total	Ps. 307,398	Ps. 248,715	Ps. 169,848

(*)For the twelve-month periods ended June 30, 2013, 2012 and 2011, includes P. 191,680, Ps. 157,685 and P. 63,479, respectively, related to other income services granted by Tarshop.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Expenses on Services - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2013	2012	2011
Structuring and underwriting fees	Ps. 8,200	Ps. 6,057	Ps. 5,602
Retail bank originations	1,958	888	3,624
Collections	158	413	12,931
Banking services	155,399	137,668	81,385
Commissions paid to real estate agents	28,349	20,544	17,957
Total	Ps. 194,064	Ps. 165,570	Ps. 121,499

23. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income is comprised of the following for each period:

	June 30,
	2013	2012	2011

Income on operations with premises and equipment and miscellaneous assets	Ps. 1,158	Ps. 2,350	Ps. 3,880
Rental income	1,603	1,159	916
Interest on loans to bank staff	19,992	16,455	11,496
Other	15,002	58,416	5,197
Total	Ps. 37,755	Ps. 78,380	Ps. 21,489

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2013	2012	2011

Depreciation of miscellaneous assets	Ps. 350	Ps. 506	Ps. 654
Gross revenue tax	2,445	1,492	1,050
Other taxes	23,835	15,132	13,528
Debit card discounts	12,052	13,062	18,869
Credit card and others discounts	55,130	45,762	45,659
Benefits prepayments	4,166	3,120	3,062
Donations	18,048	6,970	3,961
Amortization of goodwill (see note 30)	3,429	3,036	2,464
Other	11,511	40,993	62,047
Total	Ps. 130,966	Ps. 130,073	Ps. 151,294

24. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	561,881	63,154	4	625,039
Government and corporate securities	833,670	-	-	833,670
Loans	721,111	-	-	721,111
Other receivables from financial transactions	374,533	176,529	-	551,062
Miscellaneous receivables	196,171	-	-	196,171
Total as of June 30, 2013	2,687,366	239,683	4	2,927,053
Total as of June 30, 2012	1,929,359	364,407	4	2,293,770

Liabilities:
Deposits	814,919	-	-	814,919
Other liabilities from financial transactions	1,489,762	238,772	-	1,728,534
Miscellaneous liabilities	2,777	8	-	2,785
Items pending allocation	88	-	-	88
Total as of June 30, 2013	2,307,546	238,780	-	2,546,326
Total as of June 30, 2012	2,688,682	532,545	-	3,221,227

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank has a tax net operating loss carry forward of Ps. 44,214 and Ps. 145,256 at June 30, 2013 and 2012, respectively.

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

As of June 30, 2013 the Bank recorded the Ps. 182,587 tax credit corresponding to the fiscal years between 2003 and 2012.

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance
2003	12,471
2004	15,517
2005	12,889
2006	15,581
2007	18,634
2008	18,519
2009	19,944
2010	19,855
2011	21,074
2012	28,103

Additionally, at June 30, 2013, Tarshop SA and BHN Sociedad de Inversión Sociedad Anónima recorded Ps. 34,694 and Ps 1,868 of tax credit, respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2013, the Bank's capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI) (b)	A	658,530,880	43.9%	1 vote
Banco Nación, as trustee for the Bank's
Programa de Propiedad Participada (a)	B	75,000,000	5.0%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors (c) (d)	D	691,469,120	46.1%	3 votes
		1,500,000,000	100.0%

(a)	The Bank's Programa de Propiedad Participada (“PPP”) is the Bank's employee stock ownership plan.

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

(d)	which the Bank is not the surviving corporation; and (v) a total or partial recapitalization following a mandatory reduction of capital.

(e)
By reason of the expiration on January 29, 2009 of the Total Return Swap that had been executed and delivered on January 29, 2004, Deutsche Bank AG transferred to the Bank 71,100,000 ordinary Class “D” shares in Banco Hipotecario Sociedad Anónima with face value $ 1 each, which are available for the term and in the conditions prescribed by the Argentine Companies Law, in its Section 221. The General Ordinary Shareholders’ Meeting held on April 30, 2010 resolved to extend for a year, counted as from January 31, 2010, the term for realizing the treasury shares held by the Bank.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The General Ordinary Shareholders’ Meeting held on April 24, 2013 resolved to allocate 35,100,000 Class D shares held by the Bank to a compensation program for the personnel under the terms of Section 67 of Law 26831.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Communication “A” 5369 provided that as from January 1, 2013, for the purposes of calculating the position of minimum capitals, the capital requirement for credit risk due to securitizations must be computed over all the transactions outstanding as of the computation date.

The Ordinary General Shareholders’ Meeting, held on April 13, 2011, resolved to distribute the income for the year ended on December 31, 2010 as follows: Ps. 39,063 (20%), to be applied to the legal reserve Ps. 100,000 (61.59%), to be paid out as cash dividends on ordinary shares, and the balance, after the Board’s remuneration, to be maintained as retained earnings. On September 20, 2012, the BCRA reported that there were no objections against the Bank’s distribution of cash dividends for Ps. 100,000 thousand, as requested. For such reason, on October 10, 2012 such cash funds were made available to the shareholders.

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

	June 30,
	2013	2012
Commitments to extend credit
Mortgage loans and other loans (a)	Ps. 220,948	Ps. 179,730
Credit card loans (b)	7,452,967	5,317,813
Clearing items in process (c)	132,369	80,724
Other guarantees (d)	80,644	129,558

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
For the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Pursuant to the Argentine Central Bank regulations, and due to the difference between the acquisition cost and the book value of assets and liabilities purchased as of August 31, 2010, recorded in accordance with Argentine Banking GAAP, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. As of June 30, 2013 and 2012 such balance amounted to Ps. 21,191 and Ps. 24,147, respectively.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Unaudited pro-forma condensed income statement of Banco Hipotecario for the twelve-month period ending June 30, 2011	Unaudited pro-forma condensed income statement Banco Hipotecario for the twelve-month period ending June 30, 2010
Net financial income	Ps. 690,015	Ps. 625,885
Net Income from services	669,374	469,825
Provisions for loan losses	(114,807)	(135,779)
Administrative expenses	(953,388)	(732,320)
Net income from financial transactions	Ps. 291,194	Ps. 227,611
Other income / (loss)	(13,582)	34,735
Non-controlling interest	(16,940)	(8,989)
Pre-tax income	Ps. 260,672	Ps. 253,357
Income tax provision	(28,021)	(24,351)
Net Income	Ps. 232,651	Ps. 229,006

Purchase of BACS Administradora de activos’ shares.

On April 26, 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares belonging to BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.). The purchase price was Ps. 6 million.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,729 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to income on a straight-line basis during 120 months. As of June 30, 2013 and 2012 the Bank such balance amounted to Ps. 4,176 and Ps. 4,649, respectively.

The table below presents a condensed balance sheet of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) according to their financial statements under Argentine Banking GAAP (without considering any elimination as of its consolidation into the Bank’s Financial Statements), as of June 30, 2012:

•	Balance Sheet:

Condensed balance sheet of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) as of June 30, 2012
Cash and due from banks	Ps. 238
Other receivables from financial transactions	2,416
Other assets	739
Total Assets	Ps. 3,393
Other liabilities	Ps. 955
Total Liabilities	Ps. 955
Shareholder´s Equity	Ps. 2,438
Total Liabilities and Shareholder´s Equity	Ps. 3,393

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
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
Net financial income	Ps. 277
Net Income from services	494
Administrative expenses	(247)
Net income from financial transactions	Ps. 524
Other income	202
Pre-tax income	Ps. 726
Income tax provision	-
Net Income	Ps. 726

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

32. Commencement of summary proceedings

1.
The Bank has been notified of Resolution No. 286, dated July 2, 2010 issued by the Superintendent of Financial and Foreign Exchange Institutions whereby summary proceedings have been commenced against the Bank and its directors under section 8 of the Foreign Exchange Offences Law (as restated by Decree No. 480/95).

Under the above-mentioned proceedings, the Bank has been charged with the violation of certain provisions under Communications “A” 4087 and 4177 concerning early repayments of

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

restructured external indebtedness for US$ 91,420,135 and Euros 2,803,965 in the period February 2004 through June 2005. The relevant defenses and arguments in support of the Bank’s position were filed in due course, and an administrative decision thereon is pending.

In the Bank’s and its legal counsels’ opinion, these summary proceedings are not likely to succeed and therefore, no contingency in this respect has been reflected in these financial statements.

2.
By reason of the “CER Swap Linked to PG08s and External Debt” transaction closed on February 23, 2007 and settled on January 29, 2009, on May 5, 2011 the Bank was notified of the commencement of summary financial proceedings No. 1320 (File No. 100.299/10). The subject matter of these proceedings are alleged infringements of the laws on loans granted to the Non-Financial Public Sector, excesses over the limits related to fractioning credit risk exposure to the non-financial public sector, excess assets given as collateral, deficiencies in minimum capital requirements and objections to accounting treatment.

The relevant defenses and arguments in support of the Bank’s position were filed in due course, and the case is pending decision by the Central Bank’s Contentious Matters Department.

In the Bank’s and its legal counsels’ opinion, these summary proceedings are not likely to succeed and therefore, no contingency in this respect has been reflected in these financial statements.

3.
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

Relevant defenses and arguments have been filed with the BCRA. Legal counsels have stated that given the current status of the proceedings, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law, therefore, such contingency has not been considered in the financial statements.

4.
On September 14, 2012, the Bank was notified of Resolution No. 383 dated August 30, 2012, by the Superintendent of Financial and Foreign Exchange Institutions whereby summary proceedings have been commenced against the Bank and its Chairman under section 41 of the Financial Institutions Law.

Under the above-mentioned proceedings, the Bank has been charged with late filing of the documents related to the appointment of directors. The relevant defenses and arguments in support of the Bank’s position were filed in due course, and the case is pending decision by the Central Bank’s Contentious Matters Department.

In the Bank’s and its legal counsels’ opinion, these summary proceedings are not likely to succeed and therefore, no contingency in this respect has been reflected in these financial statements.

5.
On December 20, 2012, the Bank was notified of Resolution No. 492 dated November 21, 2012 by the Superintendent of Financial and Foreign Exchange Institutions, whereby summary proceedings have been commenced against the Bank and its directors under section 41 of the Financial Institutions Law.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In such proceedings, the Bank has been charged with alleged violations of the minimum internal control rules set forth in Communication “A” 2525.

Under the above-mentioned proceedings, the relevant defenses and arguments have been filed in support of the Bank and the directors involved, and the case is pending decision by the Central Bank’s Contentious Matters Department.

The Bank and its legal counsels consider that there are low chances that the Bank will be subject to economic sanctions with respect to the events in question, therefore, such contingency has not been reflected in these financial statements.

33. Programa Crédito Argentino del Bicentenario para la Vivienda Única y Familiar (Pro.Cre.Ar)

On June 12, 2012, the Argentine Executive Branch issued Decree No. 902 whereby it ordered the creation of a Public Fiduciary Fund referred to as Programa Crédito Argentino del Bicentenario para la Vivienda Única Familiar (Argentine Single Family Housing Program for the Bicentennial) (Pro.Cre.Ar.).

On that same date, the Bank’s Board of Directors approved the Bank’s role as trustee of the referred fund.

On July 18, 2012, the Argentine State, as Trustor, and Banco Hipotecario S.A. as Trustee, created the PROCREAR Administrative and Financial Trust, and its underlying assets were transferred to it as trust property.

The Trust’s sole and irrevocable purpose is as follows: (i) to manage the trust assets with the aim of facilitating the population’s access to housing and the generation of job opportunities as economic and social development policies, in compliance with the principles and objectives set forth in Decree No. 902; (ii) the use by the Trustee of the net proceeds of the placement of the Trust Bonds (Valores Representativos de Deuda or VRDs) and cash contributions by the Argentine State to originate loans for the construction of houses in accordance with the provisions of Decree No. 902 and the credit lines; and (iii) the repayment of the VRDs in accordance with the terms of the agreement that creates the Trust and the provisions of the Trust Law.

The Trust shall be in effect for a term of thirty (30) years as from the date of execution of the agreement (July 18, 2012).

In addition to the obligations imposed on it under the Trust Law and the Commercial Code, the Trustee is required to:
• perform the obligations set forth in the Trust Agreement and follow the instructions imparted on it by the Executive Committee;
• carry out its duties as Trustee with the loyalty, diligence and prudence of a good businessman acting on the basis of the trust placed on him;
• exercise the powers granted to it under the Agreement, and preserve the Trust Assets;
• use the Trust Assets for lawful purposes, in accordance with the provisions of the Agreement and following the Executive Committee’s instructions;
• identify the Trust Property and record it in a separate accounting system, segregated from its own assets or the assets of other trusts held by it at present or in the future in the course of its business;

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

• prepare the Trust’s financial statements, hire the relevant audit firms and comply with the applicable disclosure regulations;
• insure the Trust Assets against risks that could affect their integrity;
• invest or reinvest the Trust’s funds in accordance with the provisions of the Agreement and following the instructions imparted by the Executive Committee.

In compliance with Communication “A” 5392, the Bank has capitalized mortgage loan origination expenses under this program (see note 4.13.).

34. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP

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

The following tables summarize the main reconciling items between Argentine GAAP and U.S. GAAP:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income:

		June 30,
		2013	2012	2011
Net income as reported under Argentine Banking GAAP	Ps.	339,122	301,097	218,417
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(29,863)	(44,248)	(31,186)
- Loan loss reserve	(b)	(25,253)	(60,535)	20,467
- Derivative instruments	(c)	(1,223)	7,641	(1,381)
- Compensatory and Hedge Bonds	(d)	-	-	121,313
- Other government securities	(e)	12,727	(2,155)	91,400
- Provincial public debt	(f)	331	(322)	27,870
- Trouble debt Restructuring	(g)	-	-	71,453
- Financial liabilities	(h)	3,154	283	-
- Securitizations	(i)	(17,512)	(419)	(12,444)
- Intangible assets
Software costs	(j)	(8,639)	(4,358)	2,461
Other intangible assets	(j)	(3,157)	(3,156)	14,203
Business combinations	(j)	991	(1,315)	(9,253)
- Gain as result of acquisition of Tarshop SA.	(j)	-	-	2,776
- Impairment of fixed and foreclosed assets	(k)	932	1,012	1,191
- Vacation provision	(m)	(7,714)	(4,024)	649
- Insurance technical reserve	(n)	1,003	620	(408)
- Capitalization of interest of cost	(o)	553	170	548
- Deferred income tax	(p)	(20,057)	54,941	(2,537)
- Non-Controlling interest	(l)	14,148	617	13,382
Net income in accordance with U.S. GAAP	Ps.	259,543	245,849	528,921
- Less Net (Loss) attributable to the Non-Controlling interest	(l)	(8,834)	5,116	(11,046)
Net income attributable to Controlling interest in accordance with U.S. GAAP	Ps.	250,709	250,965	517,875
Basic and diluted net income per share in accordance with U.S. GAAP		1.774	1.680	3.614
Average number of shares outstanding (in thousands)		1,463,365	1,463,365	1,463,365

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of shareholders’ equity

		June 30,
		2013	2012
Total shareholders' equity under Argentine Banking GAAP		Ps. 3,608,316	Ps. 3,369,194
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(99,093)	(69,230)
- Loan loss reserve	(b)	(160,161)	(134,908)
- Derivative Instruments	(c)	65	1,288
- Other government securities	(e)	(1,374)	(7,824)
- Provincial Public Debt	(f)	-	363
- Financial liabilities	(h)	3,437	283
- Securitizations	(i)	(21,151)	(3,639)
- Intangible assets
Software costs	(j)	(18,967)	(10,328)
Other intangible assets	(j)	7,890	11,047
Business combinations	(j)	(3,156)	(4,147)
- Impairment of fixed and foreclosed assets	(k)	(39,306)	(40,238)
- Vacation provision	(m)	(21,377)	(13,663)
- Insurance technical reserve	(n)	(4,517)	(5,520)
- Capitalization of interest cost	(o)	2,925	2,372
- Deferred income Tax	(p)	159,108	179,165
- Non-Controlling interest	(l)	70,880	61,635
Total Shareholders’ Equity under U.S. GAAP		Ps. 3,483,519	Ps. 3,335,850
- Non-Controlling Interest under U.S. GAAP	(l)	(60,315)	(55,978)
Consolidated Parent Company Shareholders’ Equity under U.S. GAAP		Ps. 3,423,204	Ps. 3,279,872

Description of changes in shareholders’ equity under U.S. GAAP:

Total Shareholders’ Equity
Balance as of June 30, 2011	Ps. 3,032,643
Paid in capital	3,645
Other Comprehensive Income	(7,381)
Net income for the twelve-month period in accordance with U.S. GAAP	250,965
Balance as of June 30, 2012	Ps. 3,279,872
Cash dividends	(100,000)
Other Comprehensive Income	(7,377)
Net income for the twelve-month period in accordance with U.S. GAAP	250,709
Balance as of June 30, 2013	Ps. 3,423,204

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans, different from those originated under the Pro.Cre.Ar program.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Given the bank’s role as Trustee of the PROCREAR Administrative and Financial Trust,  (see note 33), it has capitalized direct expenses incurred in the mortgage loan origination process, which disbursements would not have been incurred by it had it not been for the grant of the related loans, in accordance with the provisions of Communication “A” 5392. Such origination expenses are amortized in 60 monthly installments.

In accordance with U.S. GAAP, under ASC 310 loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP for Banco Hipotecario S.A. as of June 30, 2013 and 2012 amounted to Ps. (99,093) and (69,230), respectively.

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

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.1,500 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.1,500 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.

As of June 30, 2013 and 2012, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. 31,459 and Ps. 29,863, respectively.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. (90,359) and Ps. (38,497), for 2013 and 2012, respectively.

c)
Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank. Under U.S. GAAP recoveries of loans previously charged off should be recorded when received. As of June 2013 and 2012, the Bank recorded an adjustment to Shareholders’ Equity related to reinstated loans of Ps. (103,897) and Ps. (121,143), respectively.

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. 2,636 and Ps. (5,131), for 2013 and 2012, respectively.

As a result of analysis performed the breakdown of the shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of June 30, 2013 and 2012 is as follows:

	2013			2012
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity
Migration analysis (*)	251,959	342,318	(90,359)	196,210	234,707	(38,497)
ASC 310-10	49,663	18,204	31,459	42,311	12,448	29,863
Reinstated loans	-	103,897	(103,897)	-	121,143	(121,143)
Subtotal	301,622	464,419	(162,797)	238,521	368,298	(129,777)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2013			2012
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity
Reconsolidated trusts	46,871	44,235	2,636	54,005	59,136	(5,131)
Subtotal	46,871	44,235	2,636	54,005	59,136	(5,131)
Total	348,493	508,654	(160,161)	292,526	427,435	(134,908)

c. Derivative Financial Instruments

As mentioned in notes 19 and 4 the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in foreign currency and in pesos plus CER, and ii) interest rate swaps to manage its interest rate risk.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under U.S. GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument using valuation techniques with observable market parameters. As of June 30, 2013 and 2012 the shareholder’s equity adjustment amounts to Ps. 65 and Ps. 1,288, respectively.

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

	2013/2012/2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BODEN 2012	-	-	-	-	-	1,549,649	1,671,009	1,565,775	16,079	(105,234)

e. Other government securities

The following table summarizes the U.S. GAAP shareholders’ equity adjustment related to other government securities, as of June 30, 2013 and 2012:

	June 30,
	2013	2012

Discount Bonds	Ps. -	Ps. (13,359)
Boden 2015 Bonds	-	2,726
Bonar 2017 Bonds	(5,971)	1,735
Par US dollar Bonds	236	-
Securities issued by the BCRA	192	1,267
Bills issued by Provincial Governments	4,169	(193)
Total	Ps. (1,374)	Ps. (7,824)

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

These bonds have been recorded in accordance with Argentine Banking GAAP, at their acquisition cost subject to an exponential increase based on the internal rate of return, as of June 30, 2012 and at their quoted market prices, as of June 30, 2013.

As of June 30, 2013 and 2012 the Discount Bonds were considered available for sale securities for U.S. GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2013 and 2012 the following table shows the amortized cost, book value and fair value of the mentioned bond.

	2013					2012
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
Discount Bonds	15,482	16,108	16,108	625	-	16,632	27,820	14,461	-	(13,359)

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320.

A number of factors are considered in performing an impairment analysis of securities. Those factors include, among others:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;
b.	Expectation to recover the entire amortized cost of the security;
c.	Recoveries in fair value after the balance sheet date;
d.
The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of a business that may affect the future earnings potential).

e.	Likelihood that it will be required to sell debt investments before recovery of amortized cost

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

As of June 30, 2012 the Bank as a result of its analysis has determined that unrealized losses on Discount Bonds are not temporary, consequently the Bank has recorded an other-than temporary impairment for U.S. GAAP purposes. Therefore the fair value of the security was determined on the balance sheet date based on their market value and will constitute the new cost basis for the asset. As of June 30, 2013 the fair value of the investment is greater than its amortized cost.

•	Others

Under Argentine Banking GAAP, as of June 30, 2013 and 2012, Bonar 2017 Bonds, Boden 2015 Bonds, PAR US Dollar Bonds, unquoted securities issued by the BCRA and bills issued by Provincial Governments have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2013 and 2012 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

	2013					2012
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BODEN 2015	-	-	-	-	-	29,307	29,307	32,033	2,726	2,726
BONAR 2017	67,977	67,977	62,006	(5,971)	(5,971)	23,687	23,615	25,350	1,663	1,735
PAR US dollar	5,310	5,244	5,480	170	236	-	-	-	-	-
Unquoted securities issued by the BCRA	98,930	98,930	99,122	192	192	347,430	347,430	348,697	1,267	1,267
Bills issued by Provincial Governments	235,241	235,241	239,410	4,169	4,169	212,318	212,318	212,125	(193)	(193)

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10.

The Bank as a result of its analysis has determined that unrealized losses on Bonar 2017 Bonds are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date. In addition, the bank has performed an impairment analysis for the rest of their portfolio and no other than temporary impairment were detected.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

For U.S. GAAP purposes, these BOGAR Bonds were classified by the Bank, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

During the period ended June 30, 2013, all BOGAR Bonds were sold. Therefore, the 2013 U.S. GAAP net income reconciliation includes the reversal of the 2012 shareholders’ equity adjustment of Ps. 363 plus Ps. 694 of gains previously recorded through other comprehensive income, which that are being realized and reversed through the income statement during the period ended June 30, 2013.

	2013					2012
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BOGAR Bonds	-	-	-	-	-	6,787	7,118	7,481	694	363

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

As mentioned in note 10, as of June 30, 2012, the bank carried long-term Bonds held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering. For U.S. GAAP purposes the bonds held by the bank were considered as debt extinguishment.

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2010 amounted to Ps. (71,453). As of June 30, 2013, 2012 and 2011 there is no equity adjustment, therefore, net income reconciliation includes the reversal of the 2010 shareholders’ equity adjustment for the period ended June 30, 2011.

h. Financial liabilities

As described in note 17, the bank has issued several series of negotiable obligations in different terms and conditions. Under Argentine Banking GAAP, the costs of originating such instruments have been charged to the Income Statement at the issuance date.

Under U.S.GAAP, and according to ASC 835-30-45-3, issue cost should be reported in the balance sheet as deferred charges. In addition, ASC 470-10-35-2 states that debt issue costs should be amortized over the same period used in the interest cost determination.

As of June 30, 2013 and 2012 the shareholder’s equity adjustment amounts to Ps. 3,437 and Ps. 283, respectively.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
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

b)	After adoption of ASU 2009-17 as of June 30, 2013, 2012 and 2011

i) Trusts qualified as VIE as of June 30, 2010

For U.S. GAAP purposes, as of June 30, 2013, 2012 and 2011 - the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets under BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA IX, CHA X and CHA XI and re-established its loan loss reserves under ASC 450-20. See note 34.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

ii) Trusts qualified as QSPE as of June 2010

As of June 30, 2013, 2012 and 2011 BACS I, BHN II, BHN III, BHN IV, CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII trusts, formerly qualified as QSPE, were considered a variable interest entity. In accordance with ASC 810, the Bank was deemed to be the primary beneficiary of these trusts and, therefore, the Bank reconsolidated the net assets of the mentioned trusts and re-established its loan loss reserves under ASC 450-20. See note 34.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

iii) Trusts issued after the twelve-month period ended June 30, 2010

The following trusts CHA XII to XIV, BACS Personales I to III and Tarjeta Shopping Series LXVII to LXXIV were considered VIEs.

As of June 30, 2013, 2012 and 2011, for U.S. GAAP purposes, the Bank consolidated these trusts in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets and re-established its loan loss reserves under ASC 450-20. See note 34.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

iv) Trusts incorporated as a consequence of the acquisition of Tarshop S.A.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Financial trusts Tarjeta Shopping Series LXII, LXIII, LXIV, LXV and LXVI, incorporated as a consequence of Tarshop’s acquisition, were considered to be variable interest entities. Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See note 34.b. for allowance for loan losses.

The total shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2013 and 2012 amounted to Ps. (21,151) and Ps. (3,639), respectively.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Additional information required by U.S. GAAP

The Bank adopted ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

June 30, 2013

Cash and due from banks	Ps. 67,541
Loans (net of allowances)	1,463,637
Other assets	374,834
Total Assets	Ps. 1,906,012

Debt Securities	Ps. 1,701,829
Certificates of Participation	171,081
Other liabilities	33,102
Total Liabilities	Ps. 1,906,012

The Bank’s maximum loss exposure, which amounted to Ps. 1,906,012, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2013 and 2012 amounted to Ps. (18,967) and Ps. (10,328), respectively.

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

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2013 and 2012 amounted to Ps. 7,890 and Ps. 11,047, respectively, related to the contractual position in contracts for the issuance of credit cards and the accounts of customers recorded as intangibles assets for U.S. GAAP purposes.

Business combination

i) Acquisition of Tarshop S.A.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of September 13, 2010, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2013 and 2012 the Bank has a balance of Ps. 21,191 and Ps. 24,147, respectively, related to the goodwill.

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
The following table summarizes the consideration transferred and the fair value of identified assets acquired and liabilities assumed at the acquisition date:

Tarshop S.A.
Acquisition date	August 31, 2010

Fair value of consideration transferred:

Cash	Ps. 105,431
Total	Ps. 105,431

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash and due from banks	Ps. 16,079
Government and corporate securities	143,646
Loans and Trade receivables	258,867
Intangible assets	30,492
Other assets	7,541
Other liabilities from financial transactions	(236,060)
Other liabilities	(85,306)
Non-controlling interest	(27,052)
Total net assets	Ps. 108,207

Gain on purchase	Ps. 2,776

This acquisition was approved by the Argentine Central Bank on August 30, 2010. However, the Bank took control of the operations in the company when the remaining balance of the price was paid. Therefore, the acquisition date was considered to be September 13, 2010. For the purposes of

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

The tables below present the condensed income statement of Tarshop S.A. in accordance with Argentine Banking GAAP:

-	for the twelve-month period ended June 30, 2011,
-	for the two-month period ended August 31, 2010, which were not included in the Bank´s consolidated financial statements for the period ended June 30, 2011, and
-
for the ten-month period ended June 30, 2011 which were the results consolidated in the Bank´s consolidated financial statements for the period ended June 30, 2011 considering the previous clarifications on the acquisition date,

	Unaudited pro-forma condensed income statement ten-month period ended 06/30/2011 (*)	Unaudited pro-forma condensed income statement two-month period ended 08/31/2010 (*)	Audited pro-forma condensed income statement twelve-month period ended 06/30/2011 (*)
Financial Income	Ps. 148,198	Ps. 31,564	Ps. 179,762
Financial Expenses	(68,177)	(13,975)	(82,152)
Loan Loss provisions	(37,762)	(4,666)	(42,428)
Income from Services	177,741	31,038	208,779
Expenses for Services	(12,805)	(2,161)	(14,966)
Administrative expenses	(185,953)	(34,159)	(220,112)
Miscellaneous Income	43,465	9,968	53,433
Miscellaneous Losses	(5,216)	183	(5,033)
Net Income / (Loss)	Ps. 59,491	Ps. 17,792	Ps. 77,283

(*) These amounts do not include adjustments and consolidating eliminations.

ii) Acquisition of additional shares of Bacs.

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

On the twelve-month period ended June 30, 2012, the Bank recognized, under Argentine Banking GAAP a gain of Ps. 3,6 thousand corresponding to the difference between the fair value of the consideration paid and the related carrying value of the NCI acquired.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

iii) Acquisition of BACS Administradora de activos S.A. S.G.F.C.I.

On April 26, 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares belonging to BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.). The purchase price was Ps. 6 million.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,729 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to income on a straight-line basis during 120 months. As of June 30, 2013 and 2012 the Bank such balance amounted to Ps. 4,176 and Ps. 4,649, respectively.

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
The following table summarizes the consideration transferred and the fair value of identified assets acquired and liabilities assumed at the acquisition date:

BACS Administradora de activos S.A. S.G.F.C.I.
Acquisition date	April 30, 2012

Fair value of consideration transferred:

Cash	Ps. 6,184
Total	Ps. 6,184

Recognized amounts of identifiable assets acquired and liabilities assumed:

Assets acquired	Ps. 3,898
Liabilities acquired	(2,186)
Total net assets	Ps. 1,712

Non-controlling interest	Ps. (256)

Goodwill	Ps. 4,728

Goodwill amortization, under Argentine Banking GAAP has been reversed for U.S. GAAP purposes.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

As of June 2013 and 2012, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2013 and 2012 amounted to Ps. (39,306) and Ps. (40,238), respectively. The differences between periods are due to depreciation recorded under Argentine Banking GAAP.

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

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2013 and 2012 amounted to Ps. (21,377) and Ps. (13,663), respectively.

n. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under U.S. GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For U.S. GAAP purposes the Bank has accounted these insurance technical reserves under ASC 944.

Therefore, the technical reserves for the twelve-month periods ended June 30, 2013 and 2012 were adjusted for U.S. GAAP purposes. Shareholders’ equity adjustment as of June 30, 2013 and 2012 amounted to Ps. (4,517) and Ps. (5,520), respectively.

o. Capitalization of interest cost

Under Argentine Banking GAAP, during the process of construction of an asset the capitalization of interest is not recognized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2013 and 2012 amounted to Ps. 2,925 and Ps. 2,372, respectively.

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

As of June 30, 2013 and 2012, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carry forward and all the temporary differences, with future taxable income.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 159,108 and Ps. 179,165, as of June 30, 2013 and 2012, respectively.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2013, there were no uncertain tax positions.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table shows the tax years open for examination as of June 30, 2013, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2008 – 2012

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

The Bank’s assets and liabilities would be increased by approximately Ps. 132,369, Ps. 80,724 and Ps. 76,784, had U.S. GAAP been applied at June 30, 2013, 2012 and 2011, respectively.

II.	Additional disclosure requirements:

r. Fair Value Measurements Disclosures

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

As of June 30, 2013 and 2012 the Bank’s securities are classified within level 1of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities. Furthermore the Bank´s instruments issued by BCRA with no volatility published by the BCRA and bills issued by Provincial Governments are classified within Level 2 using quoted prices available of similar assets.

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

The following table presents the financial instruments, by class of asset and liabilities, carried at fair value as of June 30, 2013 and 2012, by ASC 820-10 valuation hierarchy (as described above).

	Balances as of June 30, 2013
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	1,240,488	1,240,488	-	-
Available for sale securities	295,469	56,059	239,410	-
Instruments issued by the BCRA	148,266	49,144	99,122	-
Corporate securities	150,096	150,096	-	-

Securities receivable under repurchase agreements
Trading securities	363,349	363,349	-	-
Available for sale securities s	11,427	11,427	-	-

Derivatives
Cross Currency Swap (Euro/Dollar)	13,766	-	13,766	-

TOTAL ASSETS AT FAIR VALUE	2,222,861	1,870,563	352,298	-

	Balances as of June 30, 2012
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	192,940	192,940	-	-
Provincial Public Debt – BOGAR	7,481	7,481	-	-
Available for sale securities	279,359	67,234	212,125	-
Instruments issued by the BCRA	1,478,356	1,129,659	348,697	-
Corporate securities	105,684	105,684	-	-

Securities receivable under repurchase agreements
Available for sale securities	161,655	161,655	-	-

Derivatives
Cross Currency Swap (Euro/Dollar)	16,466	-	16,466	-
Credit Currency Swap (Ps. CER/Dollar)	27,260	-	27,260	-
Interest rate swaps	113	-	113

TOTAL ASSETS AT FAIR VALUE	2,269,314	1,664,653	604,661	-

LIABILITIES

Derivatives
Interest rate swaps	(43)	-	(43)	-

TOTAL LIABILITIES AT FAIR VALUE	(43)	-	(43)	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

s. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the periods ended June 30, 2013 and 2012 respectively:

As of June 30, 2013
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps. -	Ps. 13,051	Ps. 13,051
Ending balance: collectively evaluated for impairment	490,450	5,153	495,603
Ending Balance	Ps. 490,450	Ps. 18,204	Ps. 508,654
Financing receivables:
Ending balance: individually evaluated for impairment	Ps. -	Ps. 24,263	Ps. 24,263
Ending balance: collectively evaluated for impairment	8,749,552	3,822,062	12,571,614
Ending Balance	Ps. 8,749,552	Ps. 3,846,325	Ps. 12,595,877

As of June 30, 2012
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps. -	Ps. 11,646	Ps. 11,646
Ending balance: collectively evaluated for impairment	414,987	802	415,789
Ending Balance	Ps. 414,987	Ps. 12,448	Ps. 427,435
Financing receivables:
Ending balance: individually evaluated for impairment	Ps. -	Ps. 20,298	Ps. 20,298
Ending balance: collectively evaluated for impairment	7,311,874	2,902,770	10,214,644
Ending Balance	Ps. 7,311,874	Ps. 2,923,068	Ps. 10,234,942

The activity in the allowance for loan losses for period is as follows:

	As of June 30,
	2013	2012
Allowance for credit losses:
Beginning Balance	Ps. 427,435	Ps. 333,968
Charge-offs	(177,410)	(121,607)
Provision for loan losses	258,629	215,074
Ending Balance	Ps. 508,654	Ps. 427,435

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010 - 20, as of June 30, 2013 and 2012:

As of June 30, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps. 24,263	Ps. 20,980	Ps. -

With an allowance recorded:
Commercial
Impaired Loans	Ps. -	Ps. -	Ps. -
Total	Ps. 24,263	Ps. 20,980	Ps. -

As of June 30, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps. 20,298	Ps. 19,138	Ps. -

With an allowance recorded:
Commercial
Impaired Loans	Ps. -	Ps. -	Ps. -
Total	Ps. 20,298	Ps. 19,138	Ps. -

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The average recorded investment in impaired loans amounted Ps. 24,256 and Ps. 21,948, as of June 30, 2013 and 2012, respectively. There is no amount of interest income recognized during the time within the period that the loans were impaired.

Non-accrual accounts receivables and Past due

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency” and “Uncollectible”.

The following table represents the amounts of nonaccruals, as of June 30, 2013 and 2012, respectively:

	As of June 30,
	2013	2012
Consumer
Advances	Ps. 574	Ps. 657
Mortgage Loans	44,443	51,960
Personal Loans	44,457	24,274
Credit Card Loans – BHSA	60,253	31,171
Credit card Loans – Tarshop	121,066	125,012
Total Consumer	Ps. 270,793	Ps. 233,074
Commercial
Performing Loans	Ps. -	Ps. -
Impaired Loans	24,263	20,298
Total Commercial	Ps. 24,263	Ps. 20,298

Total Non accrual loans	Ps. 295,056	Ps. 253,372

An aging analysis of past due account receivables, segregated by class of account receivables, as of June 30, 2013 and 2012 was as follows:

	As of June 30, 2013
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	1,002	230	55	289	1,576	31,686	33,262
Mortgage Loans	35,176	6,686	7,795	29,962	79,619	2,905,621	2,985,240
Personal Loans	38,401	19,011	25,012	434	82,858	1,309,054	1,391,912
Credit Card Loans – BHSA	39,079	27,773	31,280	1,200	99,332	3,069,493	3,168,825
Credit card Loans – Tarshop	141,003	53,609	61,868	5,589	262,069	908,244	1,170,313
Total Consumer Loans	254,661	107,309	126,010	37,474	525,454	8,224,098	8,749,552

Commercial:
Performing Loans	854	-	-	-	854	3,821,208	3,822,062
Impaired loans	-	72	6,680	17,511	24,263	-	24,263
Total Commercial Loans	854	72	6,680	17,511	25,117	3,821,208	3,846,325
Total	255,515	107,381	132,690	54,985	550,571	12,045,306	12,595,877

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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
1. Normal Situation
The debtor is widely able to meet its financial obligations, demonstrating significant cash flows, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls. The debtor is in a sector of activity that is operating properly and has good prospects.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Credit quality indicators for the commercial portfolio are reviewed, at a minimum, on an annual basis.

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

3. Medium Risk
Some inability to make payments, with arrears of more than 91 days and up to 180 days. A customer classified as “High Risk” having been refinanced may be recategorized within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 5% of principal.

4. High Risk
Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year. A customer classified as “Uncollectible” having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 10% of principal.

5. Uncollectible	Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year.

Credit quality indicators for the consumer portfolio are reviewed on a monthly basis.

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended June 30, 2013 and 2012:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2013
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	31,686	1,002	230	55	289	33,262
Mortgage Loans	2,905,621	35,176	6,686	7,795	29,962	2,985,240
Personal Loans	1,309,054	38,401	19,011	25,012	434	1,391,912
Credit Card Loans – BHSA	3,069,493	39,079	27,773	31,280	1,200	3,168,825
Credit card Loans – Tarshop	908,244	141,003	53,609	61,868	5,589	1,170,313
Total Consumer Loans	8,224,098	254,661	107,309	126,010	37,474	8,749,552

Commercial:
Performing loans	3,821,283	779	-	-	-	3,822,062
Impaired loans	-	-	72	6,680	17,511	24,263
Total Commercial Loans	3,821,283	779	72	6,680	17,511	3,846,325
Total Financing Receivables	12,045,381	255,440	107,381	132,690	54,985	12,595,877

	As of June 30, 2012
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	39,932	1,115	120	337	139	41,643
Mortgage Loans	2,790,833	117,511	13,452	24,311	32,326	2,978,433
Personal Loans	970,049	34,790	14,618	24,180	634	1,044,271
Credit Card Loans – BHSA	2,115,475	31,931	17,413	25,343	289	2,190,451
Credit card Loans – Tarshop	842,207	89,856	69,454	52,923	2,636	1,057,076
Total Consumer Loans	6,758,496	275,203	115,057	127,094	36,024	7,311,874

Commercial:
Performing loans	2,902,165	605	-	-	-	2,902,770
Impaired loans	-	-	292	1,985	18,021	20,298
Total Commercial Loans	2,902,165	605	292	1,985	18,021	2,923,068
Total Financing Receivables	9,660,661	275,808	115,349	129,079	54,045	10,234,942

Troubled debt restructuring

According to BCRA regulations, a refinancing is considered to exist whenever any of the original contractually agreed conditions for a financing transaction (term, capital, interest or rate) are modified.

We concluded that all our refinanced loans comply with the conditions for considering them as troubled debt restructuring (“TDR”) as defined under U.S. GAAP. In accordance with ASC 310-40 a restructured loan is considered a TDR if the debtor is experiencing financial difficulties and the Bank grants a concession to the debtor that would not otherwise be considered. Concessions granted could include: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table presents for the financing receivables modified as troubled debt restructurings within during the last two periods:

	As of June 30, 2013
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	68	Ps. 930
Mortgage Loans	100	2,353
Personal Loans	1,557	21,246
Credit Card Loans – BHSA	1,764	18,581
Credit card Loans – Tarshop	26,414	121,425
Total Consumer	29,903	Ps. 164,535

Commercial
Performing Loans	-	Ps. -
Impaired Loans	-	-
Total Commercial	-	Ps. -

Total TDRs	20,903	Ps. 164,535

	As of June 30, 2012
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	120	Ps. 859
Mortgage Loans	139	2,137
Personal Loans	1,880	13,438
Credit Card Loans – BHSA	606	5,599
Credit card Loans – Tarshop	21,691	75,231
Total Consumer	24,436	Ps. 97,264

Commercial
Performing Loans	-	Ps. -
Impaired Loans	-	-
Total Commercial	-	Ps. -

Total TDRs	24,436	Ps. 97,264

The following table presents for, the financing receivables modified as troubled debt restructurings within the previous 12 months and for which there was a payment default during that period. We consider a TDR that have subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more from contractual due date.

	As of June 30,
	2013		2012
	Number of contracts	Recorded investment	Number of contracts	Recorded investment
Consumer
Advances	17	Ps. 149	37	Ps. 262
Mortgage Loans	25	553	24	380
Personal Loans	397	3,408	578	4,098
Credit Card Loans – BHSA	225	2,210	165	956
Credit card Loans – Tarshop	6,385	33,027	5,562	20,638
Total Consumer	7,049	Ps. 39,347	6,366	Ps. 26,334

Commercial
Performing Loans	-	Ps. -	-	Ps. -
Impaired Loans	-	-	-	-
Total Commercial	-	Ps. -	-	Ps. -

Total TDRs that subsequently defaulted	7,049	Ps. 39,347	6,366	Ps. 26,334
Allowance for Credit Losses

Accounts receivable balances are classified as uncollectible and written off from the Consolidated Balance Sheet when 365 days past due and subsequently recorded in memorandum accounts.

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended June 30, 2013 and 2012 was as follows:

	Argentine Banking GAAP	U.S. GAAP	Adjustment
June 30, 2012	Ps. 292,526	Ps. 427,435	Ps. (134,908)

Variances	55,967	81,219	(25,253)

June 30, 2013	Ps. 348,493	Ps. 508,654	Ps. (160,161)

t. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2013, 2012 and 2011, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

	June 30,
	2013	2012	2011
Income Statement

Financial income	Ps. 2,418,505	Ps. 1,886,446	Ps. 1,718,700
Financial expenses	(1,281,120)	(982,954)	(748,063)
Net financial income	Ps. 1,137,385	Ps. 903,492	Ps. 970,637
Provision for loan losses	(258,629)	(215,074)	(89,674)
Income from services	1,365,116	1,049,679	791,969
Expenses for services	(290,908)	(232,109)	(182,658)
Administrative expenses	(1,621,522)	(1,284,531)	(910,079)
Net income from financial transactions	Ps. 331,442	Ps. 221,457	Ps. 580,195
Miscellaneous income	193,422	270,230	197,182
Miscellaneous expenses	(168,735)	(250,492)	(217,898)
Income before income taxes and Non-controlling interest	Ps. 356,129	Ps. 241,195	Ps. 559,479
Income taxes	(96,586)	4,654	(30,558)
Net income under U.S. GAAP	Ps. 259,543	Ps. 247,395	Ps. 528,921
Less Net (Loss) attributable to the Non-controlling interest	(8,834)	3,570	(11,046)
Net income attributable Controlling interest in accordance with U.S. GAAP	Ps. 250,709	Ps. 250,965	Ps. 517,875

Other comprehensive income (loss):

Unrealized gains (loss) on securities	(7,377)	(7,381)	(273,683)
Other comprehensive income (loss)	Ps. (7,377)	Ps. (7,381)	Ps. (273,683)
Comprehensive income	Ps. 243,332	Ps. 243,584	Ps. 244,192

u. Risks and Uncertainties

As of June 30, 2013, the Bank’s exposure to the Argentine public sector represented approximately 11.8% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government's ability to comply with its payment obligations, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run. As of June 30, 2013 and 2012, the Bank was in compliance with the general limit of 35% imposed by the Argentine Central Bank.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

w. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2013 and 2012. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

35. New authoritative pronouncements

Accounting standards and amendments issued but not yet applied

In April 2013, the FASB issued ASU 2013-07, “Presentation of Financial Statements (Topic 205) - Liquidation Basis of Accounting”: There is minimal guidance in current U.S. GAAP that addresses when it is appropriate to apply, or how to apply, the liquidation basis of accounting. Consequently, there is diversity in practice. The amendments in this Update are being issued to clarify when an entity should apply the liquidation basis of accounting. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted. Banco Hipotecario is in the process of evaluating the impact of adopting this ASU and does not expect any significant effect in the U.S. GAAP disclosures and financial information.

In June 2013, the FASB issued ASU No. 2013-08, “Financial Services - Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements”. This ASU amends guidance for determining whether an entity is an investment company, and measurement and disclosure requirements for all entities that are investment entities. The ASU is effective for years, and interim periods within those years, beginning after December 15, 2013.  Banco Hipotecario is in the process of evaluating the impact of adopting this ASU and does not expect any significant effect in the U.S. GAAP disclosures and financial information.

In July 2013, the FASB issued ASU No. 2013-10, “Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate)” as a benchmark rate for hedge accounting purposes. This ASU permits the Fed Funds Effective Swap Rate to be included as a U.S. benchmark interest rate, in addition to the U.S. Treasury rate and LIBOR, for hedge accounting purposes. The restriction on using different benchmark rates for similar hedges was also removed.

The changes are effective immediately on issuance of the ASU and are to be applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. Banco Hipotecario is in the process of evaluating the impact of adopting this ASU and does not expect any significant effect in the U.S. GAAP disclosures and financial information.

In July 2013, the FASB issued ASU No. 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force)”. This new standard requires the netting of unrecognized tax benefits (UTBs) against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. Under the new standard, UTBs will be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the UTBs.

The amendments will be effective for public companies for annual and interim periods in fiscal years beginning after December 15, 2013. The ASU can be adopted early and may be adopted either on a prospective or retroactive basis. Banco Hipotecario is in the process of evaluating the impact of adopting this ASU and does not expect any significant effect in the U.S. GAAP disclosures and financial information.

36. Subsequent events

Capital Market Law

On December 27, 2012, the capital market law was promulgated. The main purposes of the law are to promote the participation of other investors in the capital market, to encourage the access to the capital market by small and medium sized companies and to create an integrated capital market, among others. In addition, the law introduces changes in the mechanisms of authorization, control and supervision of all the public offering stages, as well as in the roles of all the entities and individuals under its scope.

According to Section 2 of General Resolution No° 615/13 handed down by National Securities Commission (C.N.V.) on January 21, 2013, institutions, markets, agents and stock exchanges will continue to conduct their activities in the manner in which they are presently conducted up and until regulations are replaced.

On July 29, 2013, the Argentine Executive Branch regulated Law No. 26,831 under the Regulatory Decree 1023/2013 published in the Official Gazette on August 1, 2013.

On September 5, 2013, the C.N.V. issued General Resolution N° 622/13 to adapt its current rules to ensure the normal development of the different stock exchanges, clearing houses and agents and with the aim of fulfill the requirements or the capital market law.

Negotiable obligations

The following table shows the amount, interest rate and maturity date of each series issued after June 30, 2013:

	Issue date	Maturity date		Annual interest rate
Banco Hipotecario
Series X (Ps. 34,523)	08/14/13	08/09/14	a	22.0%
Series XI (Ps. 146,137)	08/14/13	05/14/15	b	Badlar +375bp
Series XII (US$. 44,508 thousand)	08/14/13	08/14/17	a	3.95%

Tarshop
Long term bond Series XII (Ps. 83,588)	08/09/13	08/09/15	a	15.0%

(a) Fixed interest rate
(b) Variable interest rate

Shareholders’ Meeting

The Ordinary General Shareholders’ Meeting, held on August 23, 2013, resolved to distribute the income for the year ended on December 31, 2012 as follows: Ps. 68,721, to be applied to the legal reserve; Ps. 30,000, to be paid out as cash dividends on ordinary shares; and Ps. 244,886 to be maintained as retained earnings. This decision has been approved by BCRA.

NEW LIPSTICK LLC AND SUBSIDIARY
(A Limited Liability Company)

Table of Contents

Page

Independent Auditors’ Report – June 30, 2013 and 2012	F-330

Consolidated Financial Statements:

Balance Sheets As of June 30, 2013 and 2012	F-331

Statements of Operations For the Years Ended June 30, 2013 and 2012	F-

Statements of Changes in Members’ Deficit/Equity For the Years Ended June 30, 2013 and 2012	F-

Statements of Cash Flow For the Years Ended June 30, 2013 and 2012	F-

Notes to Financial Statements June 30, 2013 and 2012	F-

Independent Auditors’ Report

To the Members of New Lipstick LLC

We have audited the accompanying consolidated financial statements of New Lipstick LLC and Subsidiary (A Limited Liability Company), which comprise the consolidated balance sheets as of June 30, 2013 and 2012, and the related consolidated statements of operations, member’s deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Lipstick LLC and Subsidiary as of June 30, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

New York, NY	By:	/s/ Marks Paneth & Shron LLP
October 30, 2013

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Consolidated Balance Sheets
As of June 30,
(Amounts in US dollars)

ASSETS

	2013	2012

Real estate, net	$143,505,071	$144,072,101
Cash and cash equivalents	1,346,278	1,301,607
Tenant receivables, net of allowance for doubtful accounts of $889,009 and $1,093,357 respectively	333,023	687,585
Prepaid expenses and other assets	5,135,872	4,901,942
Due from related party	120,274	124,274
Restricted cash	6,638,253	3,954,037
Deferred rent receivable	5,008,910	3,036,844
Lease intangibles, net	33,002,074	36,702,075
Goodwill (Investment in Metropolitan 885 Third Avenue Leasehold LLC)	5,422,615	5,422,615
Total	$200,512,370	$200,203,080

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:	$113,203,269	$113,314,086
Note payable	316,969	320,301
Accrued interest payable	1,373,763	3,016,555
Accounts Payable and accrued expenses	345,312	310,867
Due to related parties	309,397	257,522
Unearned revenue	614,870	546,920
Tenant security deposits	79,490,319	50,269,817
Deferred ground rent payable	48,538,132	52,263,100
Lease intangibles, net	244,192,031	220,299,168
Total Liabilities
	(43,679,661)	(20,096,088)
Members ‘deficit

Total	$200,512,370	$200,203,080

See notes to Consolidated Financial Statements

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Consolidated Statement of Operations
For the years ended June 30,
(Amounts in US dollars)

	2013	2012

Revenues
Base rents, net of amortization	$38,146,887	$38,293,785
Tenant reimbursements and escalations	5,354,160	5,899,547
Other rental revenue	73,833	251,391
Interest Income	625	1,331
Total	43,575,505	44,446,054

Expenses
Real estate taxes	9,442,029	8,945,341
Utilities	2,511,198	2,560,909
Janitorial	2,054,086	2,294,236
Insurance	296,897	290,182
Repairs and maintenance	1,332,208	1,158,144
Bad debts	433,551	793,882
Security	846,602	817,199
General and administrative	778,260	1,085,656
Management fees	877,898	804,123
Accounting and audit fees	38,917	218,609
Legal and professional fees	58,420	299,004
Reimbursable costs	159,564	295,510
Elevator	174,475	291,451
HVAC	48,947	70,890
Travel		5,977
Ground rent	45,457,737	45,457,736
Interest Expense	4,843,275	4,905,399
Depreciation and amortization	7,376,545	6,834,685
Total	76,730,609	77,128,933

Net loss	$(33,155,104)	$(32,682,879)

See notes to Consolidated Financial Statements.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Consolidated Statement of Changes in Member’s Deficit / Equity
For the years ended June 30,
(Amounts in US dollars)

	2013	2012
Balance, beginning of years	$(20,096,088)	$12,256,668
Contributions from members	9,571,531	330,123
Net loss	(33,155,104)	(32,682,879)
Balance, end of years	$(43,679,661)	$(20,096,088)

See notes to Consolidated Financial Statements.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Consolidated Statements of Cash Flows
For the years ended June 30,
(Amounts in US dollars)

	2013	2012

Operating activities
Net loss	$(33,155,104)	(32,682,879)
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities:
Depreciation and amortization	7,376,545	6,834,685
Bad debts	433,551	793,882
Deferred rent	(1,972,066)	(1,781,215)
Below market lease amortization	(3,287,160)	(4,435,046)
Above market lease amortization	1,548,129	1,548,128
Above market ground lease amortization	(437,808)	(437,809)
Deferred ground rent	29,220,501	33,249,045
Changes in operating assets and liabilities:
Restricted cash	(2,616,256)	1,792,404
Due from related party	4,000	(124,274)
Tenant receivables	(78,989)	(1,079,387)
Prepaid expenses and other assets	(233,930)	(174,826)
Accrued interest payable	(3,332)	623
Accounts payable and accrued expenses	(569,720)	(46,143)
Due to related parties	34,445	(10,501)
Consent fee payable	-	(1,666,667)
Deferred leasing costs	(795,940)	(595,890)
Unearned revenue	51,876	(39,562)
Net cash (used in) / provided by operating activities	(4,481,258)	1,144,568

Investing activities
Additions to real estate	(4,934,785)	(3,242,980)
Net cash used in investing activities	(4,934,785)	(3,242,980)

Financing activities
Mortgage principal payment	(110,817)	(1,129,125)
Contribution receivable from members	-	2,977,335
Contributions from members	9,571,531	330,123
Net cash provided by financing activities	9,460,714	2,178,333

Net increase in cash and cash equivalents	44,671	79,921

Cash and cash equivalents, beginning of year	1,301,607	1,221,686
Cash and cash equivalents, end of year	$1,346,278	$1,301,607

Supplemental disclosure of cash flow information:
interest paid	$4,846,607	$4,904,776

Schedule of Noncash Investing and Financing Activities
Real estate additions were financed through accounts payable	$507,133	$1,580,214

See notes to Consolidated Financial Statements.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

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
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 1:                      BUSINESS (CONTINUED)

Formation and Property Description (CONTINUED)
The Company shall continue perpetually until dissolution, liquidation or termination in accordance with the terms of the Agreement.

The liability of the members of the Company is limited to the members’ total contribution, plus any amounts guaranteed by the members.

The Company has adopted a fiscal year end of June 30.

The terms of the Agreement provide for initial capital contributions and percentage interests as follows:

	Percentage of Ownership	Initial Capital Contributions
IRSA International, LLC	49.00	$15,417,925
Marciano Investment Group, LLC	42.00	13,215,365
Armenonville, S.A.	2.27	714,259
Avi Chicouri	3.07	-
Par Holdings, LLC	3.66	-
Total	100.00	$29,347,549

In accordance with the Agreement, the Members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. Members contributed $9,571,531 and $330,123 for the years ended June 30, 2013 and 2012, respectively.

On December 15, 2010, Armenonville, S.A. assigned 100 percent of its membership interest to Lomas Urbanas S.A.

Distributions
Net cash flow shall be distributed from time to time in the reasonable discretion of the Manager, in accordance with the Agreement. There were no distributions for the years ended June 30, 2013 and 2012.

Allocation of Profit and Losses
Profits and losses are allocated in accordance with the Agreement.

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the assets. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. No impairment was recorded for the years ended June 30, 2013 and 2012.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less upon acquisition to be cash equivalents.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalent accounts in financial institutions.  The Company maintains its cash balances at two financial institutions.  At times, such balances may be in excess of this Federal Deposit Insurance Company (“FDIC”) insurance limit.  As scheduled, the unlimited insurance coverage for noninterest-bearing transaction accounts provided under the Dodd-Frank Wall Street Reform and Consumer Protection Act expired on December 31, 2012.  Deposits held in noninterest-bearing transaction accounts are now aggregated with any interest-bearing deposits the Company may hold in the same ownership category, and the combined total insured is up to at least $250,000. As of June 30, 2013 and 2012, these balances, including tenant security and escrow amounts, were in excess of federally insurable limits by $7,387,001 and $4,153,245, respectively.

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
June 30, 2013 and 2012
(Amounts in US dollars)

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

Deferred Ground Rents
Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases. Subsequent to May 1, 2012, all future minimum increases in the non-cancelable ground rents consist of either 2.5% or 3.0% annual increases through May 1, 2068.  The recording of the ground rent on a straight-line basis, as required by US GAAP, thereby includes recording a portion of the compounded annual increases due in the later years of the ground leases as an expense in the years ended June 30, 2013 and 2012 without consideration of the present value of these future required payments or consideration of future increases in the consumer price index. This has resulted in deferred ground rent payables in the amount of $79,490,319 and $50,269,817 as of June 30, 2013 and 2012, respectively. (see Note 7)

Lease Intangibles
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
June 30, 2013 and 2012
(Amounts in US dollars)

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

The value of in-place leases are amortized to expense over the initial term of the respective leases, ranging from one month to twelve years.

Income Taxes
No provision for income taxes is necessary in the accompanying financial statements because the Company has elected to be treated as a partnership for federal and state income tax purposes. Income or loss of the Company is includible in the separate income tax returns of the Member. The Company's tax returns after 2009 are open and subject to examination. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

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

For the years ended June 30, 2013 and 2012 no impairment of goodwill was identified during the annual impairment testing.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events
The Company has evaluated, for potential recognition and disclosure, events subsequent to the date of the balance sheet through October 30, 2013, the date the financial statements were available to be issued.

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

The following summarizes the allocation of the fair values of assets acquired and liabilities assumed from Metropolitan:

ASSETS

Real estate, net	$144,176,024
Lease intangibles, net	42,657,041
Cash and cash equivalents	6,258,385
Other assets	4,905,698

Total assets	$197,997,148

LIABILITIES

Note payable	$115,000,000
Lease intangibles, net	59,833,065
Other liabilities	2,759,535

Total liabilities	$177,592,600

Net assets acquired	$20,404,548
Total consideration paid	25,827,163

Goodwill	$5,422,615

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

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 4:                      REAL ESTATE

At June 30, real estate consists of the following:

	2013	2012
Building and improvements	$144,445,293	$144,361,278
Tenant improvements	9,332,642	5,554,953
	153,777,935	149,916,231
Less: accumulated depreciation	(10,272,864)	(5,844,130)
Total	$143,505,071	$144,072,101

Depreciation expense amounted to $4,428,733 and $3,964,933 for the years ended June 30, 2013 and 2012, respectively.

NOTE 5:                       LEASE INTANGIBLES

Lease intangibles and value of assumed lease obligations at June 30, 2013 was as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$27,338,018	$1,499,771	$15,319,023	$44,156,812	$30,791,733	$29,041,332	$59,833,065
Less: accumulated amortization amortization	(6,947,182)	(319,909)	(3,887,647)	(11,154,738)	(10,200,411)	(1,094,522)	(11,294,933)
Totals	$20,390,836	$1,179,862	$11,431,376	$33,002,074	$20,591,322	$27,946,810	$48,538,132

Lease intangibles and value of assumed lease obligations at June 30, 2012 was as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$27,338,018	$703,831	$15,319,023	$43,360,872	$30,791,733	$29,041,332	$59,833,065
Less: accumulated amortization	(4,211,975)	(107,304)	(2,339,518)	(6,658,797)	(6,913,251)	(656,714)	(7,569,965)
Totals	$23,126,043	$596,527	$12,979,505	$36,702,075	$23,878,482	$28,384,618	$52,263,100

The aggregate amortization of leases in-place and leasing costs included in depreciation and amortization expense for the years ended June 30, 2013 and 2012 were $2,947,812 and $2,869,752, respectively.

The aggregate amortization of above market ground leases included in ground rent expense for the years ended June 30, 2013 and 2012 were $437,808 and $437,809, respectively.

The aggregate amortization of above market leases included in base rental income for the years ended June 30, 2013 and 2012 were $1,548,129 and $1,548,128, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 5:                       LEASE INTANGIBLES (CONTINUED)

The aggregate amortization of below market leases included in base rental income for the years ended June 30, 2013 and 2012 were $3,287,160 and $4,435,046, respectively.

The estimated amortization expense of lease intangibles for each of the five years subsequent to June 30, 2013 and thereafter are as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
2014	$2,647,541	$256,046	$1,543,131	$4,446,718	$2,626,076	$437,809	$3,063,885
2015	2,589,009	177,994	1,442,937	4,209,940	2,511,975	437,809	2,949,784
2016	2,562,245	168,094	1,407,619	4,137,958	2,499,168	437,809	2,936,977
2017	2,561,941	145,926	1,407,619	4,115,486	2,495,973	437,809	2,933,782
2018	2,504,655	98,966	1,407,619	4,011,240	2,423,543	437,809	2,861,352
Thereafter	7,525,445	332,836	4,222,451	12,080,732	8,034,587	25,757,765	33,792,352
Totals	$20,390,836	$1,179,862	$11,431,376	$33,002,074	$20,591,322	$27,946,810	$48,538,132

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

On December 30, 2010, pursuant to the Plan, the Note was amended and restated to provide for a reduction in the Original Principal of $210,000,000 to $130,000,000 (the "Amended Note"). The Member then made a principal repayment of $15,000,000 and, as a result, the outstanding balance of the Amended Note was $115,000,000 after the reorganization. The Amended Note bears interest at (i) the London InterBank Offered Rate ("LIBOR") plus 400 basis points, or (ii) Prime Rate plus Prime Rate Margin, if converted into a Prime Rate Loan, as defined. The Amended Note provides for a maximum interest rate of 5.25% through February 29, 2012 and 6.25% from March 1, 2012 through August 31, 2015 and matures on August 1, 2017. The interest rate was 4.20% and 4.24% at June 30, 2013 and 2012, respectively.  Interest expenses amounted to $4,843,275 and $4,905,399 for the years ended June 30, 2013 and 2012, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 6:                      NOTES PAYABLE (CONTINUED)

Pursuant to a cash management agreement with the Lender, all rents collected are required to be deposited in a clearing account and all funds are disbursed in accordance with the Loan agreement, including the funding of all reserve accounts. In addition, after payment of debt service, operating expenses and other expenses, as defined, forty percent (40%) of all the remaining cash flow in the cash management account is applied to the outstanding principal balance of the Loan on a monthly basis. As of June 30, 2013 and 2012, the outstanding principal balance was $113,203,269 and $113,314,086, respectively.

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

Monthly ground rent shall increase 3% annually for each lease year subsequent to the Adjustment Year. The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 29, 2080 (the "Ground Sublease") and the prime lease matures on April 30, 2080 (the "Prime Lease"). The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease or (iii) the expiration or earlier termination date of the Ground Sublease, except for reason of default by the sublandlord as subtenant under the Ground Sublease or the sublandlord as subtenant under the Prime Lease provided that the lessees are not in default under the Ground Sub-sublease or the Ground Sublease.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 7:                      GROUND LEASES (CONTINUED)

The Ground Sub-sublease provides for monthly ground rent of $58,000 through April 30, 2010 and approximately $63,000 beginning on May 1, 2010 through April 30, 2020. On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent shall be adjusted to 8% of the fair market value of Lot A, as defined.

For the year ended June 30, 2013, Ground Lease and Ground Sub-sublease expenses amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $29,220,501 and $0, respectively. For the year ended June 30, 2012, Ground Lease and Ground Sub-sublease expense amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $33,249,045 and $0, respectively.

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

Future minimum annual ground rents due before giving effect to the fair market value adjustments which are not determinable at the present time are as follows for the five years subsequent to June 30, 2013 and thereafter:

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 7:                      GROUND LEASES (CONTINUED)

	Ground Lease	Ground Sub-Lease	Total
2014	$16,313,951	$759,000	$17,072,951
2015	16,721,791	759,000	17,480,791
2016	17,139,836	759,000	17,898,836
2017	17,568,332	759,000	18,327,332
2018	18,007,540	759,000	18,766,540
Thereafter	2,874,954,976	1,391,500	2,876,346,476
Totals	$2,960,706,426	$5,186,500	$2,965,892,926

NOTE 8:                      TENANT LEASES

The Company leases space in the Property to tenants under long-term non-cancelable operating leases.

Future minimum annual base rents due from non-cancelable operating leases in each of the five years subsequent to June 30, 2013 and thereafter are as follows:

2014	$36,254,321
2015	35,159,087
2016	34,728,611
2017	34,189,297
2018	32,702,068
Thereafter	106,155,587
Total	$279,188,971

For the years ended June 30, 2013 and 2012, approximately 77% and 79%, respectively of the Company's base rent before amortization of above and below market bases was from one law firm tenant. Law firms accounted for approximately 82% and 83%, of the Property’s total base rent for the years ended June 30, 2013 and 2012, respectively.

At June 30, 2013 and 2012, the Property was approximately 86% leased for both years.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 9:                      RELATED-PARTY TRANSACTIONS

On April 20, 2011, Lipstick Management LLC (“LM”), an affiliate of the Company, entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for certain fees that are payable to Herald Square Properties LLC (“HSP”). HSP is a 49% owner in LM. LM and the Company are affiliated by common ownership. These fees are based on a consulting agreement between LM and HSP which provides a monthly fee of $12,000. As of January 1, 2013 the Company renewed the contract with HSP which provides a monthly fee of $22,000. The parties have the right to terminate this agreement at any time upon thirty (30) days written notice served to the other party. The total management consulting fee for the years ended June 30, 2013 and 2012, included in management fees in the accompanying statement of operations, amounted to $204,000 and $144,000, respectively.

On May 3, 2011, the Company entered into an asset management agreement with LM. The Company is charged an asset management fee of 1.0% of Gross Revenues, as defined. Asset management fees incurred to the Manager amounted to $398,898 for the year ended June 30, 2013 and $385,123 for the year ended June 30, 2012, of which $63,826 and $32,064 was unpaid at June 30, 2013 and 2012, respectively, and is included in due to related parties in the accompanying balance sheet. Asset management fees are included in management fees in the accompanying consolidated statement of operations.

During 2011, the Company entered into a construction management agreement with LM. Construction management fees expense amounted to $0 and $73,705 for the years ended June 30, 2013 and 2012, respectively, and have been included in real estate in the accompanying balance sheet.

Effective August 1, 2011, LM leased retail space from the Company.  The total amount of rental income for the years ended June 30, 2013 and 2012 amounted to $203,916 and $186,923, respectively.

Certain expenses, including legal, accounting and auditing, professional fees, and other miscellaneous expenses are paid by IRSA Inversiones y Representaciones Sociedad Anonima on behalf of the Company which will be reimbursed by the Company.  Such expenses amounted to $0 and $75,844 for the years ended June 30, 2013 and 2012, respectively.

Balances with related companies are as follows:

Due from related party:	2013	2012
Lipstick Management LLC	$120,274	$124,274
Due to related parties:
IRSA Inversiones y Representaciones
Sociedad Anonima	$241,507	$238,824
IRSA International, LLC	39,979	39,979
Lipstick Management LLC	63,826	32,064
Total	$345,312	$310,867

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 10:                      PROPERTY MANAGEMENT

On December 30, 2010, a property management agreement was entered into between the Member and CB Richard Ellis. The term of the property management agreement will continue on a month-to-month basis. The Company is charged a monthly property management fee of $22,917. The total property management fee for the years ended June 30, 2013 and 2012, included in management fees in the accompanying statement of operations, amounted to $275,000 for both years, of which $0 and $22,917 were unpaid and included in accounts payable and accrued expenses in the accompanying consolidated balance sheet as of June 30, 2013 and 2012, respectively.

NOTE 11:                      FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of estimated fair values was determined by management using available market information. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments at June 30, 2013 and 2012. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments:

The carrying amounts of cash and cash equivalents, prepaid expenses, tenant security deposits, and accounts payable and accrued expenses reported in the Company's consolidated balance sheet approximate fair value due to the short-term nature of these financial instruments.

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

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 11:                      FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Disclosure about fair value of financial instruments is based on pertinent information available to management as of June 30, 2013 and 2012.

Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since June 30, 2013 and 2012 current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 12:                      LITIGATION

The Company is party to certain legal proceedings arising out of the normal conduct of business. While the ultimate results of those proceedings against the Company cannot be predicted with certainty, management believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

NOTE 13:                      NEW YORK STATE TAX AUDIT

As successor for Metropolitan 885 Third Avenue LLC, the Company’s income tax returns for its tax years commencing January 1, 2009 through December 31, 2010 have been selected by the New York State Department of Taxation and Finance for audit. Such audit is in its preliminary stage. At this time, the Company has not been advised of any proposed changes to its New York State income tax returns filed for the tax years January 1, 2009 through December 31, 2010.