Form 20-F
period 2014-06-30
CRESUD INC
filed 2014-10-31
CIK 1034957

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2014

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

Moreno 877, 23 Floor,
(C1091AAQ) City of Buenos Aires, Argentina
(Address of principal executive offices)

Matías Gaivironsky
Chief Financial Officer
Tel +(5411) 4323-7449 – finanzas@cresud.com.ar
Moreno 877 24 Floor
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

The number of outstanding shares of the issuer’s common stock as of June 30, 2014 was 501,562,730

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

☐     Yes                      ☒           No

i

D. Exemption from the Listing Standards for Audit Committees	209
E. Purchasers of Equity Securities by the Issuer and Affiliated Purchasers	209
F. Change in Registrant’s Certifying Accountant	210
G. Corporate Governance.	210
H. Mine Safety Disclosures.	212
Part III	213
Item 17. Financial Statements	213
Item 18. Financial Statements	213
Item 19. Exhibits	214

ii

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

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•
changes in general economic, business or political or other conditions in Argentina or changes in general economic or business conditions in latin america; and other countries in which we have direct and/or indirect operations and/or investments.

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	inflation, changes in exchange rates or regulations applicable to currency exchanges or transfers;

•	our ability to integrate our business with companies and/or assets we may acquire;

•	unexpected developments in certain existing litigation;

•	current and future laws and governmental regulations applicable to our business;

•	increased costs;

•	fluctuations and reductions on the value of Argentina’s public debt;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	force majeure; and

•	the risk factors discussed under Item 3 (d) Risk Factors.

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

References to “Tons”, “tons” or “Tns.” are to metric tons, to “kgs” are to kilograms, to “ltrs” are to liters, “Hct” are to hectares, “m2” and “square meters” are to square meters, while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq.ft). A metric ton is equal to 1,000 kilograms. A kilogram is equal to approximately 2.2 pounds. A metric ton of wheat is equal to approximately 36.74 bushels. A metric ton of corn is equal to approximately 39.37 bushels. A square meter is equal to 10.77 sq. ft. A metric ton of soybean is equal to approximately 36.74 bushels. One gallon is equal to 3.7854 liter. One hectare is equal to approximately 2.47 acres and 10,000 square meters. One kilogram of live weight cattle is equal to approximately 0.5 to 0.6 kilogram of carcass (meat and bones).

As used herein: “GLA or gross leasable area”, in the case of shopping centers, refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

This annual report contains our audited consolidated financial statements as of June 30, 2014 and 2013 and for the fiscal years ended June 30, 2014, 2013 and 2012 (our “audited consolidated financial statements”). Our audited consolidated financial statements have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm (“Price Waterhouse & Co.”), whose report is included herein.

Pursuant to Resolution No. 562/09 of the Comisión Nacional de Valores (“CNV”), as subsequently amended by Resolution No. 576/10, text amended and restated by Resolution No. 621/13 (the “Rules of the CNV”), all listed companies in Argentina with certain exceptions (i.e. financial institutions and insurance entities) are required to present their audited consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Therefore, we have prepared our audited consolidated financial statements under IFRS for the first time for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011. All IFRS standards issued by the IASB effective at the time of preparing the audited consolidated financial statements have been applied.

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

Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2014, which was Ps. 8.133 = US$ 1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

PART I

Item 1.                      Identity of directors, Senior Management and Advisers

This item is not applicable.

Item 2.                      Offer statistics and expected timetable

This item is not applicable.

Item 3.                      Key information

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from our audited consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our audited consolidated financial statements included under Item 8. “Financial Information”, and the discussion in Item 5. “Operating and Financial Review and Prospects”.

The selected consolidated statements of comprehensive income data for the years ended June 30, 2014, 2013 and 2012 and the selected consolidated statements of financial position data as of June 30, 2014 and 2013 have been derived from our audited consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers, an independent registered public accountants’ firm.

The selected consolidated statements of financial position data as of June 30, 2013 and as of June 30, 2012 has been derived from our Audited Consolidated Financial Statements as of June, 30, 2013 which are not included herein.

	IFRS
	For the fiscal years ended June 30,
	2014(1)	2014 (Restated)	2013	2012
	(in thousands of US$)	(in thousands of Ps.)
Audited Consolidated Statements of Comprehensive Income

Revenues	566,090	4,604,011	3528,551	2,859,849
Costs	(481,322)	(3,914,592)	(3,120,495)	(2,464,219)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	141,725	1,152,653	886,744	700,946
Changes in net realizable value of agricultural produce after harvest	(2,145)	(17,447)	11,756	2,720
Gross Profit	224,348	1,824,625	1,306,556	1,099,296

Gain from disposal of investment properties	28,393	230,918	177,999	116,689
Gain from disposal of farmlands	11,233	91,356	149,584	45,490
General and administrative expenses	(65,651)	(533,939)	(346,383)	(320,677)
Selling expenses	(43,370)	(352,726)	(279,463)	(200,461)
Other operating results, net	(9,223)	(75,008)	98,068	(93,381)
Profit from operations	145,730	1,185,226	1,106,361	646,956

Share of (loss)/profit of associates and joint ventures	(50,246)	(408,651)	(9,818)	2,796
Profit from operations before financing and taxation	95,484	776,575	1,096,543	649,752

Finance income	35,434	288,188	200,857	139,491
Finance cost	(350,670)	(2,852,000)	(1,124,746)	(757,497)
Other Financial results	(1,302)	(10,586)	15,128	48,691
Financial results, net	(316,538)	(2,574,398)	(908,761)	(569,315)
(Loss) / Profit before income tax	(221,054)	(1,797,823)	187,782	80,437
Income tax benefit / (expense)	47,881	389,415	(33,519)	(21,956)
(Loss) / Profit for the year	(173,173)	(1,408,408)	154,263	58,481
Attributable to:
Equity holders of the parent	(131,303)	(1,067,880)	(26,907)	(21,329)
Non-controlling interest	(41,870)	(340,528)	181,170	79,810

(Loss) / Profit for the year	(173,173)	(1,408,408)	154,263	58,481
Other comprehensive income:

	IFRS
	For the fiscal years ended June 30,
	2014(1)	2014 (Restated)	2013	2012
	(in thousands of US$)	(in thousands of Ps.)
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	157,944	1,284,551	180,908	(231,288)
Currency translation adjustment from associates and joint ventures	(2,141)	(17,410)	1,715	(3,530)
Other comprehensive income / (Loss) for the year	155,802	1,267,141	182,623	(234,818)
Total comprehensive (Loss) / income for the year	(17,370)	(141,267)	336,886	(176,337)
Attributable to:
Equity holders of the parent	(53,677)	(436,557)	65,647	(103,268)
Non-controlling interest	36,307	295,290	271,239	(73,069)

	IFRS
	For the fiscal years ended June 30,
	2014(1)	2014 (Restated)	2013	2012
	(in thousands of US$)	(in thousands of Ps.)
Audited Consolidated Statements of Cash Flows
Net cash generated from operating activities	108,590	883,163	648,519	668,411
Net cash used in investing activities	(108,932)	(885,945)	(93,012)	(353,920)
Net cash used in financing activities	(54,869)	(446,249)	(17,160)	(478,941)

	IFRS
	June 30,				July 1,
	2014	2014 (Restated)	2013	2012	2011
	(in thousands of US$)	(in thousands of Ps.)
Audited Consolidated Statements of Financial Position
ASSETS
Non-Current Assets
Investment properties	424,765	3,454,616	4,171,401	3,454,677	3,544,383
Property, plant and equipment	292,877	2,381,956	1,841,454	1,872,920	1,976,970
Trading properties	16,298	132,555	97,828	86,511	74,058
Intangible assets	21,518	175,007	218,537	168,302	173,682
Biological assets	54,697	444,853	303,128	278,208	325,864
Investments in associates and joint ventures	292,062	2,375,339	1,486,862	1,500,560	1,438,855
Deferred income tax assets	104,837	852,642	179,228	80,674	23,914
Income tax credit	21,830	177,547	198,871	156,892	123,854
Restricted assets	6,258	50,897	54,631	-	-
Trade and other receivables, net	58,447	475,349	291,430	297,169	236,787
Investment in financial assets	33,814	275,012	253,742	626,683	426,152
Derivative financial instruments	29	233	25,377	18,434	60,442
Total Non-Current Assets	1,327,432	10,796,006	9,122,489	8,541,030	8,404,961
Current Assets
Trading properties	565	4,596	11,689	10,529	28,443
Biological assets	24,078	195,830	97,564	85,251	107,239
Inventories	54,072	439,771	252,376	253,447	371,268
Restricted assets	-	-	1,022	-	-
Income tax credit	2,421	19,694	4,779	28,762	76,116
Assets held for sale	166,958	1,357,866	-	-	-
Trade and other receivables, net	176,863	1,438,408	1,480,314	859,302	679,426
Investment in financial assets	60,941	495,633	385,585	72,069	62,465
Derivative financial instruments	4,045	32,897	7,321	2,578	18,966
Cash and cash equivalents	123,323	1,002,987	1,047,586	471,922	694,552
Total Current Assets	613,266	4,987,682	3,288,236	1,783,860	2,038,475

TOTAL ASSETS	1,940,698	15,783,688	12,410,725	10,324,890	10,443,436

	IFRS
	June 30,				July 1,
	2014	2014 (Restated)	2013	2012	2011
	(in thousands of US$)	(in thousands of Ps.)
SHAREHOLDERS’ EQUITY

Capital and Reserves Attributable to Equity Holders of the Parent
Share capital	60,371	490,997	496,562	496,562	496,562
Treasury stock	1,299	10,566	5,001	5,001	5,001
Inflation adjustment of share capital	7,875	64,047	64,773	164,561	164,561
Inflation adjustment of treasury stock	169	1,378	652	1,657	1,657
Share premium	95,055	773,079	773,079	773,079	773,079
Cost of treasury stock	(6,747)	(54,876)	-	-	-
Share warrants	13,066	106,264	106,264	106,263	106,263
Cumulative translation adjustment	77,906	633,607	2,284	(81,939)	-
Equity-settled compensation	8,610	70,028	8,345	1,833	1,012
Changes in non-controlling interest	(1,897)	(15,429)	(21,996)	(6,889)	-
Legal reserve	10,035	81,616	46,835	42,922	32,293
Reserve for new developments	2,098	17,065	337,065	389,202	320,064
Special reserve	77,947	633,940	695,628	-	-
Reserve for the acquisition of securities issued by the company	24,591	200,000	-	-	-
Accumulated deficit	(131,124)	(1,066,428)	(26,522)	666,611	829,207
Equity Attributable to equity holders of the parent	239,254	1,945,854	2,487,970	2,558,863	2,729,699
Non-controlling interest	306,029	2,488,932	2,231,096	2,132,648	2,480,379
TOTAL SHAREHOLDERS’ EQUITY	545,283	4,434,786	4,719,066	4,691,511	5,210,078

LIABILITIES
Non-current liabilities
Trade and other payables	26,652	216,760	228,267	168,860	155,726
Borrowings	653,552	5,315,335	4,189,896	2,770,087	2,056,244
Deferred income tax liabilities	57,795	470,045	530,263	630,011	769,941
Derivative financial instruments	39,450	320,847	2,773	22,859	-
Payroll and social security liabilities	620	5,041	3,984	783	635
Provisions	27,110	220,489	71,626	22,553	14,939
Total non-current liabilities	805,179	6,548,517	5,026,809	3,615,153	2,997,485
Current Liabilities
Trade and other payables	123,470	1,004,180	899,542	586.691	580.675
Income tax liabilities	9,029	73,429	92,182	118.041	80.242
Payroll and social security liabilities	24,904	202,546	120,835	103,919	81,085
Borrowings	324,541	2,639,491	1,527,390	1,187,082	1,479,803
Derivative financial instruments	6,568	53,419	8,691	18,558	8,353
Provisions	2,546	20,708	16,210	3,935	5,715
Liabilities held for sale	99,178	806,612	-	-	-
Total current liabilities	590,236	4,800,385	2,664,850	2,018,226	2,235,873

TOTAL LIABILITIES	1,395,415	11,348,902	7,691,659	5,633,379	5,233,358

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	1,940,698	15,783,688	12,410,725	10,324,890	10,443,436

	IFRS
	For the fiscal years ended June 30,
	2014	2014 (Restated)	2013	2012
Other Financial Data	(in US$, except for percentages, ratios and number of shares)	(in Ps, except for percentages, ratios, number of shares, per share and per ADS data)

Basic net income per share (2)	(0.26)	(2.15)	(0.05)	(0.04)
Diluted net income per share (3)	(0.26)	(2.15)	(0.05)	(0.04)
Basic net income per ADS (2)(4)	(2.65)	(21.50)	(0.54)	(0.43)
Diluted net income per ADS (3)(4)	(2.65)	(21.50)	(0.54)	(0.43)
Capital stock	61,670	501,563	501,563	501,563
Number of common shares	501,562,730	501,562,730	501,562,730	501,562,534
Weighted – average number of common shares outstanding	496,132,488	496,132,488	496,561,931	496,561,780
Diluted weighted – average number of common shares (5)	558,487,656	558,487,656	558,917,099	558,916,948
Dividends paid (6)	-	-	120,000	120,000
Dividends per share	-	-	0,24	0,24
Dividends per ADS (4)	-	-	2,42	2,42
Depreciation and amortization	36,508	296,919	279,738	233,137
Gross margin (7)	0.32	0.32	0.30	0.31
Operating margin (8)	0.21	0.21	0.25	0.18
Net margin (9)	(0.24)	(0.24)	0.03	0.02
Ratio of current assets to current liabilities (10)	1.04	1.04	1.23	0.88
Ratio of shareholders’ equity to total liabilities (11)	0.39	0.39	0.61	0.83
Ratio of non current assets to total assets (12)	0.68	0.68	0.74	0.83
Ratio of “Return on Equity” – ROE (13)	(0.31)	(0.31)	0.03	0.01

(1)
Solely for the convenience of the reader, we have converted Peso amounts into U.S. dollars at the exchange rate quoted by Banco de La Nación Argentina as of June 30, 2014 which was Ps. 8.133 = US$1.00. We make no representation that the Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

(2)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period.
(3)
Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming all exercise of outstanding warrants. Due to the loss for the fiscal years 2014, 2013 and 2012, there is no diluted effect on this result.

(4)	Determined by multiplying per share amounts by ten (one ADS represents ten common shares).
(5)	Assuming the exercise of all outstanding warrants to purchase our common shares.
(6)	The shareholders’ meeting held in October 2013 approved the distribution of a cash dividend for an amount of Ps.120 million for the fiscal year ended June 30, 2013.
(7)	Gross profit divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(8)	Operating income divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(9)	Net income divided by the sum of revenues and initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.
(10)	Current assets over current liabilities.
(11)	Shareholders’ equity over total liabilities.
(12)	Non-current assets over total assets.
(13)	Profitability refers to Income for the year divided by average Shareholders’ equity.

Exchange Rates

In April 1991, the Convertibility Law No. 23,928 (the “Convertibility Law”) was enacted, which statutorily obligated the Argentine Central Bank to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted Law No. 25,561 (the “Public Emergency Law”), setting aside more than ten years of Peso against U.S. Dollar fixed parity. After devaluing the Peso and setting the official exchange rate of Ps.1.40 per U.S. Dollar, on February 11, 2002, the government allowed the free float of the Peso against the U.S. dollar. The shortage of U.S. dollars and their heightened demand caused the Peso to depreciate significantly in the first half of 2002. As of October 27, 2014 the applicable exchange rate was Ps. 8.50 = US$1.00 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. During 2010, 2011, 2012, 2013 and 2014, the Argentine Central Bank indirectly affected the exchange rate market, through active participation with the purpose of isolating external effects and maintaining a stable parity. On January 22, 2014, the official exchange rate of the Argentine peso had weakened by 25 cents to Ps.7.14 to the dollar, its biggest daily decline since the crisis of 2002. On January 23, 2014, the peso fell by over 86 cents to Ps. 8 against U.S. Dollar in the retail market, and by even more in the wholesale market. The Argentine Central Bank eventually intervened to stabilize the market at Ps.7.79 against U.S. Dollar, nonetheless, the Peso suffered a devaluation of over 15% in 48 hours. During February 2014 the Peso slightly strengthened to Ps. 7.8 against U.S. Dollar, before weakening to Ps. 8. The U.S. Dollar increased to Ps. 8.42 in September 2014 from Ps. 8.40 in August 2014. As from January, 2014, until October, 2014, the Peso suffered a devaluation of 22%.

The following table presents the high, low, average and period closing exchange rate for the average ask / bid of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing(4)
Fiscal year ended June 30, 2012	4.5070	4.0900	4.2808	4.5070
Fiscal year ended June 30, 2013	5.3680	4.5050	4.8914	5.3680
Fiscal year ended June 30, 2014	8.0830	5.3700	6.7657	8.0830
July, 2014	8.1630	8.0850	8.1108	8.1630
August, 2014	8.3560	8.1860	8.2687	8.3510
September, 2014	8.4210	8.3500	8.3660	8.3800
As of October 27 , 2014	8.4500	8.3950	8.4221	8.4500

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year.
(3)	Average exchange rate for the fiscal year, month or partial period described in the table above.
(4)	Average of the selling rate and buying rate.

Fluctuations in the Peso-dollar exchange rate may affect the equivalent in dollars of the price in Pesos of our shares on the Buenos Aires Stock Exchange (“BASE”). Increases in Argentine inflation or devaluation and depreciation of the Peso could have a material adverse effect on our results.

B. CAPITALIZATION AND INDEBTEDNESS

This section is not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This section is not applicable.

D. RISK FACTORS

You should consider the following risks described below, in addition to the other information contained in this annual report. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may adversely affect our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares and ADSs involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Related to Argentina

Argentina’s growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then. During 2014, the Argentine economy has shown signs of slowdown due to the increase in the applicable exchange rates and the decrease in the commodity prices the argentine economy has slowdown. Argentine economy is suffering high inflation and an increasing need of capital investment, with many sectors, particularly the energy sector, operating near full capacity.

During 2013, the Argentine GDP increased by 2.9%, according to data published by the National Institute of Statistics (“Instituto Nacional de Estadísticas y Censos” or the “INDEC”). For the six months ended June 30, 2014, GDP increased 0,0% relative to the same period the prior year, according to data published by the INDEC. As of August 30, 2014, the Monthly Economic Activity Estimator (“Estimador Mensual de Actividad Económica” or the “EMAE”) decreased 1.2%, relative to the same period the prior year, according to data published by the INDEC.

The economic and financial slowdown in certain European countries, the United States, and certain other important commercial partners of Argentina, may imply a decline in the international demand for Argentine products, which could have a material adverse effect on our financial condition and the results of operations. Moreover, the country’s relative stability since 2002 has been affected by increased political tension and government intervention in the economy. Additionally, as of the date of this annual report the negotiations of the argentine government with the holdouts of Argentina’s sovereign debt remain unresolved, which may adversely affect the growth of the country. For more information see “Risks Factors Relating to Argentina - Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.”

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

In fiscal years 2010, 2011, 2012, 2013 and 2014, inflation according to the INDEC was 11.0%, 9.7%, 9.9%, 10.5% and 15.0% (Since January 2014, the Argentine government established a new consumer price index (“IPCNu”) which more broadly reflects consumer prices by considering price information from the 24 provinces of Argentina. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes notice for a six month period after IPCNu was introduced) Until 2013 inflation has been controlled in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed with private companies. During 2014 inflation has accelerated mainly due to the devaluation process carried out by the Argentine Central Bank. The uncertainty surrounding future inflation may impact the country’s growth.

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

Additionally, high inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coefciente de Estabilización de Referencia, (“CER Index”), a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country`s financial obligation.

The government has taken certain measures in order to control the inflation, such as implementing a fair price program, by virtue of which supermarkets have to offer certain products at a determined price, and sectoral agreements in order to implement salaries increases. Additionally, on September 19, 2014 the Argentine government has amended Law No. 20,680 (the “Supply Law”), which enables the federal government to intervene the markets when it considers that any party to such market is trying to impose prices, or supply restrictions over such market. The Supply Law provides among others pecuniary sanctions, suspension, seizure of operations, and confiscation of goods.

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

On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create such an index. Notwithstanding the foregoing, reports published by the IMF state that its staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those issued by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt remedial measures to address the quality of its official data. In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 had not been sufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In order to address the quality of official data, the IPCNu was put in place on February 13, 2014. The IPCNu represents the first national indicator to measure changes in prices of final consumption by households. While the previous price index only measured inflation in the urban sprawl of the City of Buenos Aires. The IPCNu is calculated by measuring prices on goods across the entire urban population of the 24 provinces of Argentina. Pursuant to these calculations, the new consumer price index rose by 10% during the first quarter of 2014. The IMF has declared that it will review later in 2014 Argentina’s reports on progress in revising its inflation and gross domestic product statistics.

The ability of Argentina to access credit in the capital markets could be limited not only by the global economic conditions, the current negotiations of Argentina with the holdouts, but also by the uncertainty relating to the inaccuracy of the economic indexes and rates in question which could adversely affect our results of operations and financial conditions.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

Between 2005 and 2010, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. As a result of the restructuring the Argentine government announced that it had approximately US$ 129.2 billion in total gross public debt, restructuring over 92.4% of the defaulted debt eligible for the 2005 and 2010 exchange offers. Certain bondholders that did not participate in that restructuring, mainly from the United States, Italy and Germany, filed legal actions against Argentina in order to collect on the defaulted bonds. Many of these proceedings are still pending as of the date of this annual report and holdout creditors may initiate new suits in the future, which may impose in precautionary measures on assets outside of Argentina.

On January 3, 2006, Argentina repaid in full its debt of approximately US$ 9.8 billion with the IMF.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Argentine Central Bank in an amount equal to approximately US$ 6.5 billion. In 2010, the Argentine Government announced a new round of negotiations with the Paris Club to cancel such debt, which then totaled approximately US$ 8.0 billion, without the intervention of the IMF. In May 2014, the Argentine Government agreed with the Paris Club concerning the consolidated amount of debt that on 30 April, 2014 rose to US$ 9.7 billion, that it will be cancelled completely within the next 5 years, with an initial payment in principal of US$ 659 million in June, 2014. The agreed sum for interest amounts to 3% for capital balances during the first 5 years, while the agreement also establishes a minimum payment that will face Argentina each year and determines a payment criteria if additional investments come from member countries of the Paris Club. The agreement also provides that if during the period of 5 years additional investments are insufficient, Argentina may delay the payments two years totaling seven years later, with the consequent increase in the financial cost of around an additional 1% for the total period.

In addition, foreign shareholders of several Argentine companies have filed claims before the International Center for the Settlement of Investment Disputes (“ICSID”) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, the ICSID tribunals have issued several awards against Argentina. Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently final. As the date of this annual report, there are still 45 complaints filed by the ICSID against Argentina which are yet to be resolved and whose outcome is still unknown.

Moreover, under the arbitration rules of the Commission of the United Nations Commission on International Trade Law ("UNCITRAL"), certain arbitral courts condemned Argentina to pay to British Gas (shareholder gas company Metrogas Argentina), and National Grid plc. (Transener’s shareholder, the transport company for argentine electricity). Argentina filed with the Federal District Court of the United States of America for the District of Columbia ordering cancellation of both rulings. The annulment of the ruling in relation to National Grid plc. was rejected by the District Court. Furthermore, on March 5, 2014 the Supreme Court of the United States delivered its judgment regarding the appeal filed by British Gas to the judgment of the Court of Appeals in Washington, rejecting the request made by British Gas based on the fact that it must have incurred the courts of Argentina prior to the commencement of the arbitral body established in 2002. The judgment of the Supreme Court of the United States, by a vote of 7-2, reversed the decision of the Court of Appeal of Washington and ordered Argentina to pay the sum of US$ 185 million in compensation for paying the debt back in a foreign currency to the British company, then controlling Metrogas, during the crisis of 2002 and as a consequence the freezing of fees charged by the Government to Metrogas. At the date of issue of this annual report , the Argentine Government made no public statements relating to the way the country should give effect to the judgment against it.

During the month of October 2013, the Argentine Government reached an agreement with five companies – four of which litigate in the ICSID (CMS Gas, Azurix, Vivendi and Continental Casualty) and the fifth, National Grid, litigating under the arbitration rules of the UNCITRAL, whereby Argentina made the payment to which it was permitted a cut of 25%, engaging companies to invest in public securities issued by the Argentine government, among others.

At the end of December 2012, Argentina filed a request with the applicable district court in New York in order to reopen the restructuring of its defaulted debt to some of the holdouts who were left out of previous exchanges. This exchange offer was part of a filing made by Argentina in the New York Court of Appeal requesting the review of the judgment made by the judge which ordered Argentina to pay US$1.3 billion with interest in favor of the holdouts. Argentina also said in its presentation (which was in the same terms and conditions of the 2010 restructuring), that referred judgment violated the pari passu clause.

On September 23, 2013, Law No. 26,886 (the “2013 Restructuring Law”) was enacted. The 2013 Restructuring Law provides that holders of government securities that were eligible for the 2005-2010 restructuring, if willing could participate in a new restructuring, waiving all their rights under these securities they hold, including those recognized by judicial or administrative judgments, or arbitrary rulings, releasing Argentina from any judicial, administrative, arbitral proceedings or otherwise, initiated or to be initiated in the future with respect to such securities or obligations arising in a new restructuring therfrom, including any action destined to receive service of capital or interest of such securities. Also 2013 Restructuring Law states that the financial terms and conditions offered may not be better than those offered to creditors in 2003-2010 restructuring.

The holdouts have obtained favorable judgments ordering the payment of owed original capital with interest, and compliance with the pari passu clause concerning future payments. Such decisions were appealed by Argentina. The Court of Appeal of New York confirmed the same on several occasions, and ordered Argentina to pay US$ 1.3 billion with interest accrued from the date of judgment in favor of the holdouts, suspending the execution of the judgment at first instance until the Supreme Court of Justice of the United States pronounce it. The chamber´s judgment (equal to the judgment of first instance) has a "stay", this being an injunction suspending the payment. The chamber´s judgment was appealed to the Supreme Court of the United States, who on January 10, 2014 agreed to take the case. On June 16, 2014 the Supreme Court of the United States refused to address the Argentine case against holdouts by debt default and removed the "stay".

The decision of the Supreme Court of Justice of the United States to dismiss the appeals filed by the Argentine government confirmed the decisions of the Court of Appeals for the Second Circuit in Manhattan, which in principle requires the Argentine goverment to pay US$ 1.3 billion enabling other holdouts to request their payment on the same terms (estimated at a total of approximately US$ 15 billion). While the Argentine government has indicated on several occasions its intention to pay the full amount to the creditors who accepted the terms of 2003-2010 restructuring, the decisions of the Court of Appeals for the Second Circuit in Manhattan, confirmed by the Supreme Court of the United States of America, implies that any potential payment of restructured debt, which is not accompanied by a payment to the funds obtained in the aforementioned rulings could be repossessed. On June 30, 2014 the payment of the coupon of the Discount bonds expired. The government wired the respective sums of money to the trustee of such bonds in order to perform the payment but the court blocked such payment. On July 30, 2014 the grace period under the terms of such bonds expired, notwithstanding the foregoing payment has not yet been performed as of the date of this annual report as a consequence of not reinstating the stay and preventing banks from transferring funds deposited by Argentina, which are requesting the payment of funds together with the payment to restructured bondholders.

On September 11, 2014 the Argentine government enacted Law No. 26,984 by which changed the paying agent of the 2003-2010 restructuring, and establishing Buenos Aires as the domicile of payment for the bonds issued under each restructuring. With this law the government seeks to create a new voluntary exchange of restructured debt. Additionally, during August, 2014 the Argentine Central Bank revoked the authorization of Bank of New York Mellon to act in Argentina, the current payment agent of Argentina´s sovereign debt. In September 29, 2014, Thomas Griesa proclaimed to Argentina in contempt, considering that ignored the payment ordered to the holdouts.

During August and September 2014, the District Court of the Southern District of New York, authorized Citibank N.A. to pay creditors who held debt issued under Argentine Law but payable on New York. As of the date of this annual report, it is still under analysis of the District Court of the Southern District of New York the possibility for a third exception to be made on December 2014 in order to allow payment. However, motions filed by debt holders under U.S., European or Japanese law to allow payment by Citibank N.A. where rejected.

The lawsuits filed by the holdouts against the Argentina government could result in the freezing or precautionary measures taken on assets of, or that are considered of, Argentina, that could be able to have a materially adverse effect on the economy of the country and affect our ability to access international financing or repay our debts. As a result of Argentina’s failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors, the Argentine government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations. Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial condition.

During both debt restructuration proceedings carried out by Argentine government on 2005 and 2010, a termination of the rights upon future offers clause (the “RUFO Clause”) was incorporated. The RUFO Clause states that if any debt holder receives any improvement, every other debt holder is entitled to receive the same conditions. The payment to the holdouts could potentially be interpreted as a condition for the application of such clause and allow the rest of the debt holders to claim the amount originally owed to them. After December 31, 2014, once the RUFO clause expires, the Argentine government could be in condition to make any potential offer to the holdouts, without receiving any potential reclaim from the rest of the bond holders.

Significant fluctuation in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

Despite the positive effects of the real depreciation of the Peso in 2002 on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative impact on the Argentine economy and on businesses and individuals’ financial condition. The devaluation of the Peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, initially led to very high inflation, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations. During January and October 2014, the Argentine government has devaluated significantly the Peso. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business. Moreover, it would likely result in material adverse effect in our business as a result of the exposure to financial commitments in US Dollar.

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

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and as a result our business and results of operations

 During recent years, the Argentine government has increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In November 2008, the Argentine government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”). More recently, beginning in April 2012, the Argentine government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012. In February 2014, the Argentine government and Repsol (which was the principal shareholder of YPF S.A.) announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF S.A. shares. Such compensation totals US$ 5 billion, payable by delivery of Argentine sovereign bonds with various maturities. Additionally, on December 19, 2012, the Argentine government issued Decree No. 2552/2012 which, in its article 2, ordered the expropriation of the “Predio Rural de Palermo”. However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that has temporarily blocked the application of Decree No. 2,552/2012. This Decree may indirectly affect APSA’s investment in Entertainment Holding S.A. (“EHSA”) (For more information see Item 4 – A. History and Development of the Company – Significant acquisitions, disposition and development of businesses “La Rural”). We cannot assure you that these or other measures that may be adopted by the Argentine government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, etc., will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

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

Additionally, on July 12, 2012, the Argentine Central Bank issued Communication “A” 5318, which among others, suspended the access to MULC for residents for external assets without a specific purpose. Through resolution 3210/2011 of the AFIP and the Communications "A" 5239, 5240, 5242 and 5245 and its amendments of the Argentine Central Bank, the "Consultation of Exchange Operations Programme," was established, a system by which an assessment will be made at the time of each transaction, in order to have the possibility to acquired US Dollars for tourism purpose. The system analyze the consistency with tax information of each currency buyer, and validate or invalidate the transaction.

In January 2014, the Argentine Central Bank established by Communication "A" 5526 that the resident individuals in the country will be able to access the local exchange market for purchases made by the concept "buy for the possession of foreign currency in the country" according to their income declared to the AFIP and other quantitative parameters established in the framework of exchange rate policy. In this sense, the AFIP established through its General Resolution No. 3583/2014 a parameter of 20% of the monthly income of the taxpayer validating the exchange transaction, with a minimum amount of monthly income of $ 7,200 (two minimum, living and mobile wages) and a monthly cap of US$ 2.000. The purchase amount that individuals can access this concept can be found through the “Exchange Operations Consultation Program", available on the corporate website of the AFIP.

Additionally, on July 10, 2014, by means of Communication "A" 5604 the Argentine Central Bank amended Communication "A" 5526 (which regulates access to MULC by residents for the purchase of foreign currency for their application to specific destinations in local assets) establishing the possibility that local governments and/or residents of the nonfinancial private sector issue new bonds and other debt securities with a public offering, can access the MULC simultaneously to the liquidation of the funds they receive for these emissions, to purchase foreign currency notes, for up to 90 % of the amount liquidated in the MULC. To do this, they must meet the other requirements in the Communication "A" 5604 and allocate foreign currency acquired for determined purposes. On October 9, 2014, such possibility was extended to the funds received from external financial loans and direct investments in accordance with Communication “A”·5643.

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

The Rural Land Law and its application

On December 22, 2011, the Argentinean Congress passed passed the Rural Land Law in order to protect the ownership and sovereignty of certain rural areas of Argentina (the “Rural Land Law”). The Rural Land Law sets limits to the domain of rural land by foreign individuals or legal entities acting in Argentina ("Foreign Persons"), setting a maximum allowable percentage of ownership for foreigners of 20% in the rural areas of Argentina. Additionally, only 30% of the aforementioned 20% may be held by Foreign Persons of the same nationality, and from the date of enactment of the Rural Land Act, Foreign Person may not own more than 1,000 hectares throughout Argentine territory. The Rural Land Law states that it will not affect any rights previously acquired by Foreign Persons.

For the purposes of the Rural Land Law, the definition of Foreign Person includes Argentine companies in which a percentage higher than 51% of the outstanding capital stock is owned by foreign individuals or legal entities, or lower rates if the entity meets the proportions necessary to form the social will. The following also falls within the definition of Foreign Person (among others): (a) entities controlled by a percentage greater than 25% by a foreign company, or regardless of participation when such company holds enough votes to form the social will of that company; (b) companies that issued convertible notes, where a Foreign Person may exert over 25% of the voting power necessary to form the social will; (c) transfers for trusts whose beneficiaries are Foreign Persons in a percentage higher than 25%, (d) joint ventures, holding companies and any other legal persons present or in the future, and (e) foreign legal persons under public law.

On February 29, 2012, Executive Branch Decree No. 274/12 was published regulating the Rural Land Law. The aforementioned decree established a deadline of 60 days to the provinces to report the total area of their departments, municipalities or political divisions equivalent discriminating rural and urban land and rural properties subject to the Rural Land Law and consequently owned by Foreign Persons. Additionally, provinces should report the complete list of foreign companies registered in their respective jurisdictions. The decree also provides that foreign holders must report their holdings within 180 days from the date of enactment of regulations in the national register of rural land.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Argentine Central Bank. On January 7, 2003, the Argentine Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. In spite of the lack of restriction to access the MULC in order to transfer those profits, there might be delays to exchange them for US Dollars or any other currency and the consequent transfer of the earnings to the shareholders.

In the future, government or the Argentine Central Bank could impose new restrictions to the payment of dividends abroad or impose additional requirements. Any restrictions on transferring funds abroad imposed to us by the government could undermine the ability to receive dividend payments to our holders of our GDSs.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control. We cannot assure you that property values will increase or that they will not be reduced. Many of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business.

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

Moreover, several European Union members have been obliged to reduce their public expenditures due to their high indebtedness rates, which had a negative impact on the economy of the Euro zone.

The situation of global economics on Argentina could imply in a reduction in the exports and foreign direct investment, and a decline in the national tax revenues and the inability to access to the international capital markets, which could adversely affect our business and results of our operations.

If prices for Argentina’s main commodity exports decline, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the financial crisis in 2001 and 2002 has depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybeans. High commodity prices have contributed significantly to government revenues from taxes on exports. Fluctuations in prices for commodities exported by Argentina and a significant increase in the value of the Peso (in real terms) may reduce Argentina’s competitiveness and significantly affect the country’s exports. During 2014, global commodity prices have presented a significant drop. A decrease in exports could affect Argentina’s economy, have a material adverse effect on public finances due to a loss of tax revenues, cause an imbalance in the country’s exchange market which, in turn, could lead to increased volatility with respect to the exchange rate. In addition, and more importantly in the short term, a significant appreciation of the Peso could materially reduce the Argentine government’s revenues in real terms and affect its ability to make payments on its debt obligations, as these revenues are heavily derived from export taxes (withholdings). This could worsen the financial condition of the Argentine public sector, which could adversely affect the Argentine economy, as well as our financial condition and operating results.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of gas and electricity tariffs in Argentina, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular, Argentina has been importing gas in order to compensate the shortage in local production. In order to pay for those importations, the Argentine government has frequently used the Argentine Central bank reserves due to absence of incoming currencies from investment. If the government is unable to pay for the gas importation in order to produce electricity, business and industries may be affected.

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

As a first step of these measures, subsidies on energy tariffs were withdrawn to industries and high income consumers. Additionally, since 2011, a series of rate increases and the reduction of subsidies mainly amongst industries and high-income consumers occurred. As a result, energy costs raised significantly, which could affect substantially and adversely the Argentine economy, as well as business operations and results of our transactions.

Risks Relating to Brazil

The Brazilian government has exercised and continues to exercise significant influence over the Brazilian economy, which combined with Brazil’s political and economic conditions may adversely affect our financial condition and results of operations.

Our business is dependent to a large extent on the economic conditions in Brazil. As from June 30, 2011 we consolidate our financial statements with our subsidiary Brasilagro-Companhia Brasileira de Propiedades Agricolas (“Brasilagro”).

Historically, the Brazilian government has occasionally made significant changes to the monetary, credit, tariff, and other policies to influence the course of Brazil’s economy. Such government actions have included increases in interest rates, changes in tax policies, price controls, currency devaluations, as well as other measures such as imposing exchange controls and limits on imports and exports.

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

Recent examples of legal changes include the imposition of the Tax on Foreign Exchange Transactions (Imposto sobre Operações Financeiras), or IOF/Exchange tax, which was raised from zero to 6% on October 20, 2009. The IOF/Exchange tax is levied on funds transferred to Brazil by non-resident holders for investments in Brazilian financial and capital markets and transactions related to the constitution of initial or additional guarantee margins before the BOVESPA. As of December 1, 2011, certain investments were excluded from the 6% tax and subject instead a 2% IOF/Exchange tax. The Tax on Bonds and Securities Transactions, or IOF/Securities tax, was increased from zero to 1.5% on shares issued by a Brazilian company and listed on a Brazilian stock exchange for the purpose allowing depositary receipts traded outside Brazil to be issued. The IOF/Securities tax was increased from zero to 1% on currency-related derivative transactions resulting in an increase of the short position exposure in foreign currency or in a decrease of the long position in foreign currency. As of June 30, 2014, all these IOF rates were reduced to zero, exception made for loans with payment in less than 360 days which are currently taxed at 6% IOF rate.

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

Brazil has experienced high and generally unpredictable rates of inflation in the past. Inflation itself, as well as governmental policies to combat inflation, has had significant negative effects on the Brazilian economy in general. Inflation, government efforts to control inflation and public speculation about future governmental actions have had, and can be expected to continue to have, significant impact on the Brazilian economy and on our operations in Brazil. As measured by the Brazilian Índice Nacional de Preços ao Consumidor (National Consumer Price Index), or INPC, inflation in Brazil was 6.5%, 4.1%, 6.5%, 6,1%, 6.2% and 5.91% in 2008, 2009, 2010, 2011, 2012 and 2013, respectively. Inflation in 2014 is expected to be 6.39%. We cannot assure you that levels of inflation in Brazil will not increase in future years having a material adverse effect on our business, on the financial condition or, the results of operations. Inflationary pressures may lead to government intervention in the economy, including the introduction of government policies that could adversely affect the results of operations of Brasilagro.

The Brazilian real is subject to depreciation and exchange rate volatility which could adversely affect Brasilagro’s financial condition and results of operations.

Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the exchange rate between the real and the U.S. dollar. As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. During 2009 and 2010 the real appreciated 24.9% and 4.6%, respectively, against the U.S. Dollar. While during 2011, 2012 and 2013 the real depreciated 13.3%, 9.6% and 15.5%, respectively, against the U.S. dollar. In the six months ended June 30, 2014, the real appreciated 7.3% against the U.S. dollar. There can be no assurance that the rate of exchange between the real and the U.S. dollar will not fluctuate significantly in the future. In the event of a devaluation of the real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected.

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

Brazilian law guarantees foreign shareholders of Brazilian companies the right to repatriate their invested capital and to receive all dividends in foreign currency provided that their investment is registered with the Banco Central do Brazil. We registered our investment in Brasilagro with the Brazilian Central Bank on April 28, 2006. Although dividend payments related to profits obtained subsequent to April 28, 2006 are not subject to income tax, if the sum of repatriated capital and invested capital exceeds the investment amount registered with the Brazilian Central Bank, repatriated capital is subject to a capital gains tax of 15%. There can be no assurance that the Brazilian government will not impose additional restrictions or modify existing regulations that would have an adverse effect on an investor’s ability to repatriate funds from Brazil nor can there be any assurance of the timing or duration of such restrictions, if imposed in the future.

Widespread uncertainties, corruption and fraud relating to ownership of real estate may adversely affect our business.

There are widespread uncertainties, corruption and fraud relating to title ownership of real estate assets in Brazil. In Brazil, ownership of real property is conveyed through filing of deeds before the relevant land registry. In certain cases, land registry recording errors, including duplicate and/or fraudulent entries, and deed challenges frequently occur, leading to judicial actions. Disputes over title ownership of real estate assets are frequent, and, as a result, there is a risk that errors, fraud or challenges could adversely affect us, causing the loss of all or substantially all of our properties.

In addition, our land may be subject to expropriation by the Brazilian government. An expropriation could materially impair the normal use of our lands or have a material adverse effect on our results of operations. In addition, social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra and the Argentinean Rural Land Law, among others, are active in Brazil. Such movements advocate land reform and mandatory property redistribution by the government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including some of those in which we are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot give you any assurance that Brasilagro properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of Brasilagro lands or have a material adverse effect on us or the value of our common shares or ADSs.

The lack of efficient transportation, and adequate storage or handling facilities in certain of the regions in which Brasilagro operates may have a material adverse effect on our business.

One of the principal disadvantages of the agriculture industry in some of the regions where Brasilagro operates is that they are located a long distance from major ports in some cases, nearly 1,500 kilometers. Efficient access to transportation infrastructure and ports is critical to the profitability in the agricultural industry. Furthermore, as part of our business strategy, we intend to acquire and develop land in specific areas where existing transportation is poor. A substantial portion of agricultural production in certain of the regions where we operate is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to the U.S. and other international producers. As a result, we may be unable to obtain efficient transportation to make our production reach our most important markets in a cost-effective manner, if at all, which could have an adverse effect on our business and results of our operations.

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

In addition to Argentina and Brazil, we conduct or intend to conduct our operations in other Latin-American countries such as, Paraguay and Bolivia, among others. Economic and political developments in the countries in which we operate, including future economic changes or crises (such as inflation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls could adversely affect our business, financial condition and results of operations.

Although economic conditions in one country may differ significantly from another country, we cannot assure that events in one country alone will not adversely affect our business or the market value of, or market for, our common shares and/or ADSs.

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

The currencies of many latin american countries have experienced substantial volatility in recent years. Currency movements, as well as higher interest rates, have materially and adversely affected the economies of many latin american countries, including countries in which account for or are expected to account for a significant portion of our revenues. The depreciation of local currencies creates inflationary pressures that may have an adverse effect on us generally, and may restrict access to international capital markets. On the other hand, the appreciation of local currencies against the U.S. dollar may lead to deterioration in the balance of payments of the countries where we operate, as well as to a lower economic growth.

In addition, we may be subject to exchange control regulations in these latin american countries which might restrict our ability to convert local currencies into U.S. dollars.

Inflation and certain government measures to curb inflation may have adverse effects on the economies of the countries where we operate or intend to operate our business and our operations.

Most countries where we operate or intend to operate, historically, experienced high inflation rates. Inflation and some measures implemented to curb inflation have had significant negative effects on the economies of latin american countries. Governmental actions taken in an effort to curb inflation, coupled with speculation about possible future actions, have contributed to economic uncertainty at times in most latin american countries. The countries where we operate or intend to operate may experience high levels of inflation in the future that could lead to further government intervention in the economy, including the introduction of government policies that could adversely affect our results of operations. In addition, if any of these countries experience high rates of inflation, we may not be able to adjust the price of our services sufficiently to offset the effects of inflation on our cost structures. A high inflation environment would also have negative effects on the level of economic activity and employment and adversely affect our business and results of operations.

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

Our land may be subject to expropriation by the governments of the countries where we operate and intend to operate. An expropriation could materially impair the normal use of our lands or have a material adverse effect on our results of operations. In addition, social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra in Brazil, are active in certain of the countries where we operate or intend to operate. Such movements advocate land reform and mandatory property redistribution by governments. Invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including some of those in which we are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot assure you that our properties will not be subject to invasion or occupation. A land invasion or occupation could materially affect the normal use of our properties or have a material adverse effect on us or the value of our common shares and our ADSs.

We may invest in countries other than Argentina and Brazil and cannot give you any assurance as to the countries in which we will ultimately invest, and we could fail to list all risk factors for each possible country.

We have a broad and opportunistic business strategy therefore we may invest in countries other than Argentina and Brazil including countries in other emerging markets outside latin america for example in Africa. As a result, it is not possible at this time to identify all risk factors that may affect our future operations and the value of our common shares and ADSs.

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

Our financial condition and results of operations could be materially and adversely affected if the prices of our agricultural products decline.

Unpredictable weather conditions may have an adverse impact on our crop and cattle production.

The occurrence of severe adverse weather conditions, especially droughts, hail, or floods, is unpredictable and may have a potentially devastating impact upon our crop production and, to a lesser extent, our cattle and wool production. The occurrence of severe adverse weather conditions may reduce yields on our farmlands or require us to increase our level of investment to maintain yields.

 According to the United States Department of Agriculture (“USDA”) estimates, Argentina’s crops output (wheat, corn and soybean) for the 2014/2015 season are expected to be slightly better than in the previous cycle. They forecast not only an increase in the sown area in the case of soybean and wheat (corn shows a slightly fall due to higher costs), but a general increase in the expected yields in comparison with the previous campaign. The estimated production of soybean is supposed to reach 54 million tons, the wheat production 12 million tons and the corn production 26 million tons.

We cannot assure you that the current and future severe adverse weather conditions will not adversely affect our operating results and financial condition.

Diseases may strike our crops without warning potentially destroying some or all of our yields.

The occurrence and effect of crop disease and pestilence can be unpredictable and devastating to crops, potentially destroying all or a substantial portion of the affected harvests. Even when only a portion of the crop is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs for the entire crop have been duly incurred. Although some crop diseases are treatable, the cost of treatment is high, and we cannot assure that such events in the future will not adversely affect our operating results and financial condition.

Our cattle are subject to diseases.

Diseases among our cattle herds, such as tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on milk production and fattening, rendering cows unable to produce milk or meat for human consumption. Outbreaks of cattle diseases may also result in the closure of certain important markets, such as the United States, to our cattle products. Although we abide by national veterinary health guidelines, which include laboratory analyses and vaccination, to control diseases among the herds, especially foot-and-mouth disease, we cannot assure that future outbreaks of cattle diseases will not occur. A future outbreak of diseases among our cattle herds may adversely affect our cattle and milk sales which could adversely affect our operating results and financial condition.

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

The creation of new export taxes may have an adverse impact on our sales and results of operations.

In order to prevent inflation and variations in the exchange rate from adversely affecting prices of primary and manufactured products (including agricultural products), and to increase tax collections and reduce Argentina’s fiscal deficit, the Argentine government has imposed new taxes on exports. Pursuant to Resolution No. 11/02 of the Ministry of Economy and Production, as amended by Resolution No. 35/02, No. 160/2002, No. 307/2002 and No. 530/2002, effective as of March 5, 2002, the Argentine government imposed a 20%, 10% and 5% export tax on primary and manufactured products. On November 12, 2005, pursuant to Resolution No. 653/2005, the Ministry of Economy and Production increased the tax on cattle exports from 5% to 10%, and on January 2007 increased the tax on soybean exports from 23.5% to 27.5%. Pursuant to Resolutions No. 368/07 and No. 369/07 both dated November 12, 2007, the Ministry of Economy and Production further increased the tax on soybean exports from 27.5% to 35.0% and also the tax on wheat and corn exports from 20.0% to 28.0% and from 20.0% to 25.0%, respectively. In early March 2008, the Argentine government introduced a regime of sliding –scale export tariffs for oilseed, grains and by-products, where the withholding rate (in percentage) would increase to the same extent as the crops’ price. Therefore, it imposed an average tax for soybean exports of 46%, compared to the previous fixed rate of 35%. In addition, the tax on exports of wheat was increased, from a fixed rate of 28% to an average variable rate of 38%, and the tax on exports of corn changed from a fixed rate of 25% to an average variable rate of 36%. This tariff regime, which according to farmers effectively sets a maximum price for their crops, sparked widespread strikes and protests by farmers whose exports have been one of the principal driving forces behind Argentina’s recent growth. In April 2008, as a result of the export tariff regime, farmers staged a 21-day strike in which, among other things, roadblocks were set up throughout the country, triggering Argentina’s most significant political crisis in five years. These protests disrupted transport and economic activity, which led to food shortages, a surge in inflation and a drop in export registrations. Finally, the federal executive branch decided to send the new regime of sliding-scale export tariffs to the federal congress for its approval. The project was approved in the lower chamber of the national congress but rejected by the Senate. Subsequently, the federal government abrogated the regime of sliding-scale export tariffs and reinstated the previous scheme of fixed withholdings.

Export taxes may have a material adverse effect on our sales and results of operations. We produce exportable goods and, therefore, an increase in export taxes is likely to result in a decrease in our products’ price, and, therefore, may result in a decrease of our sales. We cannot guarantee the impact of those or any other future measures that might be adopted by the Argentine government on our financial condition and result of operations.

An international credit crisis could have a negative impact on our major customers which in turn could materially adversely affect our results of operations and liquidity.

The last international credit crisis had a significant negative impact on businesses around the world. Although we believe that available borrowing capacity under the current conditions and proceeds resulting from potential farmland sales will provide us with sufficient liquidity through the current economic environment, the impact of the crisis on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

Government intervention in the markets may have a direct impact on our prices.

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

We do not maintain insurance over all our crop storage facilities; therefore, if a fire or other disaster damages some or all of our harvest, we will not be completely covered.

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

We experience substantial worldwide competition in each of our markets in which we operate, and in many of our product lines. The market for cereals, oil seeds and by-products is highly competitive and also sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, any of which may significantly affect the selling prices of our products and thereby our profitability. Argentina is more competitive in the oilseed market than in the market for cereals. Due to the fact that many of our products are agricultural commodities, they compete in the international markets almost exclusively on the basis of price. Many other producers of these products are larger than us, and have greater financial and other resources. Moreover, many other producers receive subsidies from their respective countries while we do not receive any such subsidies from the Argentine government. These subsidies may allow producers from other countries to produce at lower costs than us and/or endure periods of low prices and operating losses for longer periods than we can. Any increased competitive pressure with respect to our products could materially and adversely affect our financial condition and results of operations.

If we are unable to maintain our relationship with our customers, particularly with the single customer who purchases our entire raw milk production each month, our business may be adversely affected.

Our cattle sales are diversified, notwithstanding the aforementioned, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales. During the fiscal year 2014, we sold our products to approximately 300 customers. Sales of agricultural products to our ten largest customers represented approximately 85% of our net sales for the fiscal year ended June 30, 2014. During fiscal year 2014, our biggest three customers were Bunge Alimentos S.A., Louis Dreyfus Commodities y Molinos Río de la Plata S.A., which represented, in the aggregate, approximately 48% of our net sales in agricultural products, while the remaining seven customers in the aggregate represented approximately 52% of our net sales in the fiscal year 2014.

In addition, we currently sell our entire raw milk production to one customer in Argentina, Mastellone Hnos. S.A. For the year ended June 30, 2014, these sales represented approximately 4.8% of our agricultural business revenues. We cannot assure you that this customer will continue to purchase our entire raw milk production in the future or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future.

We sell our crop production mainly to exporters and manufacturers that process the raw materials to produce meal and oil, products that are sent to the export markets. The Argentine crop market is characterized by a few purchasers and a great number of sellers. Although most of the purchasers are international companies with strong financial conditions, we cannot assure you that this situation will remain the same in the future or this market will not get more concentrated in the future.

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

Our agricultural business is highly seasonal due to its nature and cycle. The harvest and sale of crops (corn, soybean and sunflower) generally occurs from February to June. Wheat is harvested from December to January. Our operations and sales are affected by the growing cycle of the crops we process and by decreases during the summer in the price of the cattle we fatten. As a result, our results of operations have varied significantly from period to period, and are likely to continue to vary, due to seasonal factors.

The restrictions imposed on our subsidiaries’ dividend payments may adversely affect us.

We have subsidiaries, and therefore, dividends in cash and other permitted payments of our subsidiaries constitute a major source of our income. The debt agreements of our subsidiaries contain covenants that may restrict their ability to pay dividends or proceed with other types of distributions. If our subsidiaries are prevented from making payments to us or if they are only allowed to pay limited amounts, we may be unable to pay dividends or to repay our indebtedness.

Our principal shareholder has the ability to direct our business and affairs, and its interests could conflict with ours.

As of June 30, 2014, Mr. Eduardo S. Elsztain, is the beneficial owner of 39,33% (on a fully diluted basis) of our common shares. As a result of his significant influence over us, Mr. Elsztain, by virtue of his position in Inversiones Financieras del Sur S.A. (“IFISA”), has been able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and our payment of dividends by us.

The interests of our principal shareholder and management may differ from, and could conflict with, those of our other shareholders. Pursuant to a consulting agreement we pay a management fee equal to 10% of our annual net income to Consultores Asset Management S.A., formerly known as Dolphin Fund Management S.A. (“Consultores Asset Management”), a company whose capital stock is 85% owned by Eduardo Elsztain and the remaining by Saúl Zang, our vice-chairman. This performance based fee could be viewed as an incentive for Consultores Asset Management to favor riskier or more speculative investments than would otherwise be the case. In addition, as of June 30, 2014 Mr. Elsztain was the beneficial owner, due to his indirect shareholding through us of 65.9% of IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA"), an Argentine company that currently owns approximately 95.7% of the common shares of its subsidiary Alto Palermo Sociedad Anónima (APSA) (“Alto Palermo” or “APSA”) whose chief executive officer is Mr. Alejandro G. Elsztain, Mr. Eduardo Elsztain’s brother. We cannot assure you that our principal shareholders will not cause us to forego business opportunities that their affiliates may pursue or to pursue other opportunities that may not be in our interest, all of which may adversely affect our business, results of operations and financial condition and the value of our common shares and the ADSs.

We could be adversely affected by our investment in IRSA if its value declines.

Our investment in IRSA is exposed to the common risks generally inherent in investments in the real estate industry, many of which are outside IRSA’s control. Any of these risks could adversely and materially affect IRSA’s businesses, financial position and/or results of operations. Any available returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenues from leases and the expenses incurred. Besides, there are other factors that may adversely affect the performance and the value of a property, including the local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and in the rest of the world, competition from other companies engaged in real estate development, IRSA’s ability to find lessees, non-performance by lessees and/or lease terminations, changes in legislation and in governmental regulations (including those governing the use of the properties, urban planning and real estate taxes), variations in interest rates (including the risk of an increase in interest rates causing a reduction in the sales of lots in properties intended for residential development) and the availability of funding. In addition, and given the relative illiquidity of the real estate market, IRSA could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more of its properties. Broadly speaking, some significant expenses, such as debt services, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenues from an investment.

These factors and/or events could impair IRSA’s ability to respond to adverse changes in the returns on its investments thus causing a significant reduction in its financial position and/or the results of its operations, which could have an adverse effect on our financial position and the results of our operations.

We could be materially and adversely affected by our investment in Brasilagro.

We consolidated our financial statements with our subsidiary Brasilagro. Brasilagro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. Brasilagro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). Brasilagro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. Brasilagro’s business strategy may not be successful, and if not successful, Brasilagro may be unable to successfully modify its strategy. Brasilagro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in Brasilagro, this would likely materially and adversely affect our business. As of June 30, 2014, we owned 39.63% of the outstanding common shares of Brasilagro.

We are subject to extensive environmental regulation.

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

As of June 30, 2014, we owned land reserves extending over more than 352,928 hectares that were purchased at very attractive prices. In addition, we have a concession over 109,014 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

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

Our success depends, to a significant extent, on the continued employment of Eduardo S. Elsztain, our chairman, and Alejandro G. Elsztain, our chief executive officer, and second vice-chairman. The loss of their services for any reason could have a material adverse effect on our business. If our current principal shareholders were to lose their influence on the management of our business, our principal executive officers could resign or be removed from office.

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

Companies that are investment companies within the meaning of the Investment Company Act, and that do not qualify for an exemption from the provisions, are required to register with the Securities and Exchange Commission and are subject to substantial regulations with respect to capital structure, operations, transactions with affiliates and other matters. In the event such companies do not register under the Investment Company Act, they may not, among other things, conduct public offerings of their securities in the United States or engage in interstate commerce in the United States. Moreover, even if we desired to register with the Securities and Exchange Commission as an investment company, we could not do so without an order of the Commission because we are a non-U.S. corporation, and it is unlikely that the Securities and Exchange Commission would issue such an order.

In recent years we made a significant investment in the capital stock of IRSA. As of June 30, 2014, we owned approximately 65.45% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The United States capital markets have historically been an important source of funding for us, and our future financing ability may be adversely affected by a lack of access to the United States capital markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

Moreover, if we offer and sell securities in the United States or to U.S. persons and we were deemed to be an investment company under the investment company act and not exempted from the application of the Investment Company Act, contracts we enter into in violation of, or whose performance entails a violation of, the Investment Company Act, including any such securities, may not be enforceable against us.

We hold Argentine securities which might be more volatile than U.S. securities and carry a greater risk of default.

We currently have and in the past have had certain investments in Argentine government debt securities, corporate debt securities, and equity securities. In particular, we hold a significant interest in IRSA, an Argentine company that has suffered material losses, particularly during the fiscal years 2001 and 2002. Although our holding of these investments, excluding IRSA, tends to be short term, investments in such securities involve certain risks, including:

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

IRSA’s economic performance and the value of their real estate assets, and consequently the value of the securities issued by them, are subject to the risk that if IRSA’s properties do not generate sufficient revenues to meet its operating expenses, including debt service and capital expenditures, their ability to pay distributions to their shareholders and our cash flow will be adversely affected. Events or conditions beyond IRSA’s control that may adversely affect its operations or the value of its properties include:

•	downturns in the national, regional and local economic climate;

•	volatility and decline in discretionary spending;

•	Changes in trends in consumption.

•	competition from other shopping centers and office, industrial and commercial buildings;

•	local real estate market conditions, such as oversupply or reduction in demand for office, or other commercial or industrial space;

•	decreases in consumption levels;

•	changes in interest rates and availability of financing;

•	the exercise by IRSA’s tenants of its legal right to early termination of its leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expense, salary increases, utilities, real estate taxes, state and local taxes and heightened security costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

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

IRSA is a company engaged in the development and construction of office space, retail and residential properties, shopping centers and residential apartment complexes, frequently through third-party contractors. Risks associated with our development, re-development and construction activities include the following, among others:

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

While IRSA’s policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, nevertheless IRSA is subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of its control, as well as financing costs, may exceed original estimates, possibly making the associated investment unprofitable. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm its operating results.

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

IRSA had, and expects to continue to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2014, IRSA’s consolidated financial debt was Ps. 4,493 million (including short-term and long-term debt, accrued interest and deferred financing costs).

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

If some of IRSA’s most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if it simply failed to retain its patronage, IRSA’s business could be adversely affected. IRSA’s shopping centers and, to a lesser extent, its office buildings are typically anchored by significant tenants, such as well-known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at IRSA’s shopping centers or office buildings could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on its financial condition and results of operations. The closing of one or more significant tenants may induce other major tenants of an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of one or more significant tenants, if IRSA is not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

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

IRSA’s ability to grow will be limited if they cannot obtain additional capital.

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

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus (the “Swine Flu”), have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect our results of operations.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments’ enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. In addition, as of the date of this annual report, a remote but possible outbreak of ebola may endanger our activities if such outbreak actually occurs and the government decides to take measures to limit interaction between large concentrations of people. We cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

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

•
changes in tourism and travel patterns, including seasonal changes and changes due to pandemic outbreaks, such as the A H1N1 virus; or weather phenomenon or other natural events, such as the eruption of the Puyehué volcano in June 2011;

•	affluence of tourists, which can be affected by a slowdown in global economy; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

An uninsured loss or a loss that exceeds the policies on IRSA’s properties could subject to lost capital or revenue on those properties.

Under the terms and conditions of the leases currently in force on IRSA’s properties, tenants are required to indemnify and hold harmless from liabilities resulting from injury to persons, or property, on or off the premises, due to activities conducted on the properties, except for claims arising from our negligence or intentional misconduct or that of its agents.

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

IRSA’s assets are concentrated in the Buenos Aires area.

IRSA´s principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of its revenues are derived from such properties. For IRSA´s fiscal years ended June 30, 2013 and 2014, approximately 83% and 84% of IRSA´s consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires, IRSA expects continued dependence to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on IRSA´s financial condition and results of operations.

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

On July 2, 2008, we acquired 30% interest in Metropolitan 885 LLC (“Metropolitan”), a limited liability company organized under the laws of Delaware, United States of America. During fiscal year 2011, as a result of certain negotiations, an agreement was reached to restructure Metropolitan’s debt; After the consummation of the aforementioned restructuring, we indirectly hold 49% of New Lipstick LLC (“New Lipstick”), a holding company which is the owner of Metropolitan. Metropolitan’s main asset is the Lipstick Building, a 34-story building located on Third Avenue between 53 and 54 streets in Manhattan, New York. Metropolitan has incurred in a secured loan in connection with the Lipstick Building. For more information about Metropolitan, please see “Item 5. Operating and Financial Review and Prospects”.

Since August 2009 we acquired and subsequently sold part of our equity interests in Hersha Hospitality Trust (“Hersha”). Hersha´s main assets are hotels, most of them are located in the east coast of the United States. On June 17, 2013, through our subsidiaries, we sold 13,282,218 common shares of Hersha Hospitality Trust. Accordingly, our indirect interest in Hersha decreased from 7.19% to 0.49%, with our holding a residual interest of 1,000,000 common shares. After fiscal year-end we sold our its residual interest in Hersha for US$ 6.74 per share. As a result we do not longer hold any interest in Hersha.

In December 2010, through Rigby 183 LLC (“Rigby”), in which we indirectly hold a 49% equity interest through IMadison LLC (“Imadison”), jointly with other partners, we acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. On November 27, 2012, we increased our interest in Rigby to 74.50%, thus consolidating the results of the investment in the company’s statement of income. On September 29, 2014, we closed the sale of the Madison 183 building, for more information plase see “Recent Developments”.

In March 2012, through our subsidiary Real Estate Strategies, L.P. (“RES”), we acquired 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (“Supertel”) in an aggregate amount of US$ 30,000,000, a REIT focused in middle-class and long-stay hotels in 20 states in the United States of America.

IRSA face risks associated with its investment in Israel

On May 7, 2014, IRSA, acting indirectly through Dolphin Netherlands B.V. (“Dolphin Netherlands”), subsidiary of Dolphin Fund Limited (“DFL”), an investment fund incorporated under the laws of the Island of Bermuda, acquired, jointly with C.A.A. Extra Holdings Limited (“ETH”), 106.6 million common shares in IDB Development Corporation Ltd. (“IDBD”) representing in the aggregate 53.33% of IDBD’s issued and outstanding capital stock, pursuant to  an arrangement (approved by the competent court) of IDBD’s holding company, IDB Holdings Corporation Ltd. with its creditors (the “IDBD Investment”). Under the terms of the shareholders´ agreement between DFL and E.T.H. M.B.M. Extra Holdings Ltd., a controlled company of Mordechay Ben Moshé, to which Dolphin Netherlands and ETH acceded, Dolphin Netherlands and certain other third party investors acquired a 50% interest in half of the shares representing 53.33% of IDBD and ETH acquired the half of such shares. The aggregate amount initially invested by Dolphin Netherland and ETH was NIS 950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date. As of June 30, 2014, IRSA’s aggregate indirect interest in IDBD represented 23% of its issued and outstanding capital stock.

The terms of the arrangement (approved by the competent court) include further obligations to be performed by Dolphin Netherlands , including additional contributions in future rights offerings of IDBD and the launching of certain tenders offers to acquire additional shares of IDBD in the market prior to 2015 and 2016 at a fixed price as set forth in the arrangement (approved by the competent court). In connection therewith, IRSA is subject to the fluctuation of the market value of the IDBD’s shares traded in the Tel Aviv Stock Exchange prevailing on the date of the launching of each tender offer.  In addition, as security for the performance of the obligation to launch the required tender offers, Dolphin Netherlands have pledged a significant portion of its shares of IDBD in favor of its creditors. If Dolphin Netherlands does not perform its obligations, Dolphin Netherlands' pledged shares may be foreclosed upon and therefore IRSA may lose a significant portion of its investment in IDBD.

Following the closing of IRSA’s initial investment in IDBD in May 2014,Dolphin Netherlands increased its interest in IDBD through the participation in the rights issuance  published by IDBD in June 2014 and purchases of shares in market transactions.

IDBD is one of the largest business groups in Israel. Particularly, due to the limited size of the Israeli market and due to the high level of regulation, IDBD and its group of companies may be limited to expand its business in the future, to form joint ventures and strategic alliances. In addition, pursuant to the regulatory framework IDBD may be obliged to sell, transfer or dispose any of its assets. Furthermore, IDBD is a holding corporation. Changes in the prices of the securities of IDBD’s subsidiaries and of companies held by them can affect, directly or indirectly, the business results, shareholders' equity, cash flows, the value of IDBD and/or the equity value; they can also have an impact on the possibilities and terms of realization of these assets, on the ability to distribute dividends, on the availability of credit and financing and the terms thereof. IDBD is indirectly exposed and mainly through its major investments and their investee companies, to changes in the prices of raw materials, the prices of securities, other prices and other economic indices, which may have a material impact on the assets and liabilities of the companies, including the liabilities of the companies to vendors, customer debts to the companies, the value of inventories held by the companies and of other assets and liabilities.

In addition, there are several risks associated with IDBD´s (including its subsidiaries) operations in Israel.

Conditions in Israel may limit the ability of IDBD to develop and sell products, which could result in a decrease of revenues.

IDBD´s corporate headquarters and a substantial business are located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as incidents of terror activities and other hostilities. Political, economic and security conditions in Israel could directly affect IDBD´s operations. IDBD could be adversely affected by hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Any on-going or future armed conflicts, terrorist activities, tension along the Israeli borders or political instability in the region could disrupt international trading activities in Israel and may materially and negatively affect IDBD´s business and could harm the results of its operations.

Certain countries, as well as certain companies and organizations, continue to participate or may decide to participate in a boycott of Israeli companies, companies with large Israeli operations and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel, Israeli businesses or Israeli citizens could, individually or in the aggregate, have a material adverse effect on IDBD´s business in the future.

The rights and responsibilities of IDBD´s shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

IDBD is incorporated under Israeli law. The rights and responsibilities of holders of the ordinary shares of IDBD are governed by IDBD´s articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of IRSA’s shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith.

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

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the above mentioned criminal procedure that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. IRSA cannot give you any assurance that the company will prevail in this proceeding.

Property ownership through joint ventures or minority participation may limit IRSA´s ability to act exclusively in its interest.

IRSA develops and acquires properties in joint ventures with other persons or entities when IRSA believes circumstances warrant the use of such structures. For example, in its Shopping Center segment, as of June 30, 2014, IRSA owned approximately 95.7% of Alto Palermo. Through its subsidiary Alto Palermo, IRSA own 80% of Panamerican Mall S.A., while another 20% is owned by Centro Comercial Panamericano S.A and 50% of Quality Invest S.A.. In IRSA´s Sales and Developments segment, IRSA has ownership of 50% in Puerto Retiro and 50% in Cyrsa S.A. In IRSA´s Hotels segment, IRSA owns 50% of the Llao Llao Hotel, while the other 50% is owned by the Sutton Group. IRSA owns 80% of the Hotel Libertador, Hoteles Sheraton de Argentina S.A. owns 20%.

IRSA owns 76.34% of Hotel Intercontinental. In the Financial Operations and Others segment, IRSA owns approximately 29.77% of Banco Hipotecario, while the Argentine government has a controlling interest. Finally, IRSA owns a 49% interest in Metropolitan, 49% in a building located at Madison Avenue in New York (for more information see “Recent Development”), and holds voting rights with respect to a 34% interest in Supertel Hospitality Inc. and an indirect interest in IDBD of 23%.

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

As of June 30, 2014, the majority of IRSA´s liabilities, such as its 8.5% and 11.5% notes due 2017 and 2020 respectively, Alto Palermo’s Series I Notes are denominated in U.S. dollars, while a significant portion of its revenues and assets as of June 30, 2014, are denominated in Pesos. This currency gap exposes IRSA to a risk of exchange rate volatility, which would negatively affect its financial results if the Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of its debt in Pesos, with further adverse effects on its results of operation and financial condition and may increase the collection risk of its leases and other receivables from its tenants and mortgage debtors, most of whom have Pesodenominated revenues.

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

Risks Related to IRSA´s Investment in Banco Hipotecario

IRSA’s Investment in Banco Hipotecario

As of June 30, 2014, IRSA owned approximately 29.77% of the outstanding capital stock of Banco Hipotecario, which represented 12.35% of IRSA’s consolidated assets as of such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina.

These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Risks Relating to the Argentine Financial System

The short term structure of the deposit base of the Argentine financial system could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

After the 2001 crisis, the volume of financial activity regarding deposits and loans was severely reduced. Between 2003 and 2007, a gradual and increasing recovery of deposits levels took place. But because of the global financial crisis, these levels were reduced during 2008 and further improved during the last semester of 2009, until the present date.

The argentine financial system growth strongly depends on the deposits levels, due to the small size of its capital markets and the absence of foreign financings during the last years. In the medium term, the growth of credit could depend on the growth of the deposits levels. During the last three years (2011-2013) credit was able to grow at a higher rate than deposits, by consuming the liquidity excesses of financial institutions. This scenario seems no longer possible; therefore from now on, credits growth will depend on deposits levels. This adjustment is currently taking place with an interest rate increase.

The liquidity of the argentine financial system at the present date is reasonable, due to the high level of mandatory deposits reserves of argentine financial entities. Notwithstanding that, because most deposits are short term deposits, a substantial part of the credits must have the same maturity, and there is a small proportion of long term credit lines, such as mortgages. Moreover, the restrictions on the purchase of foreign currency naturally reduce the volatility of the local currency deposits.

Although at the present date liquidity levels are reasonable, no assurance can be given that this levels will not be reduced due to a future negative economic scenario. Therefore, there is still a risk of low liquidity levels that could increase funding cost in the event of a withdrawal of significant portions of the deposit base of the financial system, and limit the long-term expansion of financial intermediation.

 The instability of the regulatory framework, in particular the regulatory framework affecting financial entities, could have a material adverse effect in financial entities activities, such as Banco Hipotecario.

Since the beginning of Cristina Kirchner’s second term as President, a series of new regulations have been issued, mainly regulating the foreign exchange market and new capital requirements for financial institutions. In this regard, Communications “A” 5272 and 5273 of the Central Bank, dated February 1, 2012, increased the capital requirements for financial institutions carrying out activities in Argentina. These Communications require certain minimum capital levels in order to support operational risks and the distribution of dividends, and an additional capital buffer equivalent to 75% of the total capital requirements. The Central Bank has stated that these new requirements are based on the credit risk measure required by Basel II.

Moreover, a new law was approved by the Congress introducing amendments to the Central Bank ´s charter. The principal issues addressed by this bill are the use of Central Bank’s reserves for the cancellation of public debt together with the implementation of polices by the Central Bank in order to interfere in the fixing of interest rates, and terms of loans to financial institutions.

The Central Bank issued two Communications, “A” 5319 and “A” 5380 dated July 5, 2012 and December 21, 2012 respectively, and Communication “A” 5516 dated December 27, 2013, whereby it is mandatory for banks to grant credit lines for productive purposes.

On October 1, 2013 Central Bank issued Communication “A” 5460, as amended, granting a broad protection to consumers of financial services including among other aspects, the regulations of fees and commissions charged by financial institutions for services provided. Therefore, fees and charges must represent a real, direct and demonstrable cost and should have technical and economic justification. Moreover, Communication “A” 5514 issued an exception for the enforcement of Communication “A” 5460, for certain credit agreements which have pledges as collateral and are issued before September 30, 2019.

On February 4, 2014 Central Bank issued Communication “A” 5536 limiting foreign currency positions of financial entities at a 30% of the adjusted stockholder’s equity of each entity. On August 4, 2014 the Central Bank issued Communication “A” 5611 and decreased such limit to 15%.

During June 2014, the Argentine Central Bank issued new regulations regarding the interest rate of loans given by financial entities. Such rates, according to Communication “A” 5590 and its current amendments, shall not exceed the result that arises from the internal rate of return of Treasury Securities (“LEBAC”) with a 90 days maturity multiply for factor set between 1,25 and 2 depending on the particular kind of loan involved and the type of financial institution. These yearly rates usually will be set between 33% and 54%, as a consequence. So, as there is a cap on the rate that banks can charge on their clients, their profit margin might be affected. In order to compensate that, others areas of the financial system might get their rates increased. As a result, the whole financial system might suffer consequences.

The absence of a stable regulatory framework could result in significant limits to the financial institutions’ decisions, such as Banco Hipotecario, regarding asset allocation, which could cause uncertainty with respect to the future financial activities and result of operations.

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

Summary actions for collection as a means of enforcing creditors’ rights in Argentina may be limited.

In order to protect the debtors affected by the 2001 economic crisis, starting in 2002 the Argentine government adopted measures that suspended proceedings to enforce creditors’ rights (mortgage foreclosures and bankruptcy petitions) in the event of defaults by debtors.

Although as of the date of this Annual Report, those measures were no longer in force, the Banco Hipotecario may not assure you that they will not be reinstated in the future, or that the government will not take other measures that limit creditors’ rights. Any such measures could have a material adverse effect on the enforceability of creditor’s rights.

Consumer protection laws may limit the enforceability of certain of Banco Hipotecario’s rights.

Argentine Consumer Protection Law No. 24,240, as supplemented or amended (the “Consumer Protection Law”) establishes a number of rules and principles for the defense of consumers’ interests. The Consumer Protection Law does not contain specific provisions for its enforcement in relation to financial activities, but it does contain general provisions that might be used as grounds to uphold such enforcement, as it has been previously interpreted in various legal precedents.

Banco Hipotecario may not assure you that the judgments passed by the courts and/or the resolutions handed down by administrative authorities in connection with the measures adopted by Argentina’s Secretary of Home Trade and other competent authorities will not increase in the future the degree of protection afforded their debtors and other clients or that they will not favor the claims filed by groups or associations of consumers. This could affect the ability of financial institutions, including the Bank’s, to freely collect charges, commissions or fees for their services and/or products as well as their amounts, and consequently affect their business and the results of their operations.

Since 2013, the Argentine Central Bank has issued certain regulations in order to protect users of services grantes by financial institutions, such as Banco Hipotecario. For more information see “ The instability of the regulatory framework, in particular the regulatory framework affecting financial entities, could have a material adverse effect in financial entities activities, such as Banco Hipotecario”.

Class actions against financial institutions for unliquidated amounts may adversely affect the financial system’s profitability.

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

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Argentine Central Bank and other regulatory authorities. The Argentine Central Bank may penalize Banco Hipotecario in the event that it breaches any applicable regulation. Similarly, the CNV, which authorizes securities offerings and regulates the public markets in Argentina, has the authority to impose sanctions on the Banco Hipotecario and its board of directors for breaches of corporate governance. The Financial Information Unit (“UIF”) regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

The Banco Hipotecario may not assure you that none of such regulatory authorities will commence proceedings against the Bank, its shareholders or directors nor penalize Banco Hipotecario. This notwithstanding, in addition to “Know Your Client”, Banco Hipotecario has implemented other policies and procedures to comply with its duties under currently applicable rules and regulations.

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

Risks Relating to the Bank’s Business

The quality of Banco Hipotecario’s loan portfolio could be impaired if the Argentine private sector continues to be affected in the event of a decrease in the level of activity .

Banco Hipotecario’s loan portfolio is concentrated on recession-sensitive segments and it is to a large extent dependent upon local and international economic conditions. This in turn might affect the creditworthiness of Banco Hipotecario's loan portfolio and its results of operations.

Increased competition and M&A activities in the banking industry may adversely affect Banco Hipotecario.

Banco Hipotecario foresees increased competition in the banking sector. Additionally, if the trend towards decreasing spreads is not offset by the increase in lending volumes, the ensuing losses could lead to mergers in the industry. These mergers could lead to the establishment of larger, stronger banks with more resources than Banco Hipotecario. Therefore, although the demand for financial products and services in these markets continues to grow, competition may adversely affect Banco Hipotecario’s results of operations, shrinking spreads and commissions.

Reduced spreads without corresponding increases in lending volumes could adversely affect Banco Hipotecario’s profitability.

In recent years, the Argentine financial system has seen a reduction in the spreads between the interest rates accrued on assets and liabilities as a result of increased competition in the banking sector, the Argentine Government’s tightening of the monetary policy in response to inflation concerns and certain regulations limiting interest rates, which may continue in the near future. Although there has been a reversal in this trend, Banco Hipotecario may not assure you that the interest rate spreads will continue to rise. However, if spreads continue to decrease, Banco Hipotecario’s profitability may be adversely affected. We cannot assure that any changes in the regulations and the policies will not adversely affect financial institutions in Argentina, including Banco Hipotecario, its business, financial condition, and the results of its operations.

Differences in the accounting standards between Argentina and certain countries with developed capital markets, such as the United States, may make it difficult to compare Banco Hipotecario’s financial statements and those prepared by companies from these other countries.

Publicly available information about Banco Hipotecario in Argentina is presented differently from the information available for registered public companies in certain countries with highly developed capital markets, such as the United States. Except as otherwise described herein, Banco Hipotecario prepares its financial statements in accordance with Argentine Central Bank GAAP, which differ in certain significant respects from Argentine GAAP and from U.S. GAAP.

The effects of the legislation that restricts Banco Hipotecario’s ability to pursue mortgage foreclosure proceedings could adversely affect the Bank.

As is also the case with other mortgagees, the ability to pursue foreclosure proceedings through completion in order to recover on its defaulted mortgage loans has an impact on the Bank’s activities. On December 13, 2006 and pursuant to Law No. 26,177, the “Restructuring Unit Law” was created to allow all the mortgage loans to be restructured between debtors and former Banco Hipotecario Nacional in so far as they had been granted previous to the entry into force of the Convertibility Law.

Law No. 26,313, the “Pre-convertibility Mortgage Loans Restructuring Law” was enacted by the Argentine Congress on November 21, 2007 and partially signed into law on December 6, 2007 to lay down the procedure to be followed in restructuring the mortgage loans within the scope of Section 23 of the Mortgage Refinancing System Law in accordance with the guidelines established by the Restructuring Unit Law. To this end, a new recalculation was established for certain mortgage loans originated by the former Banco Hipotecario Nacional before April 1, 1991.

Executive Branch Decree No. 2107/08 issued on December 19, 2008 regulated the Pre-convertibility Mortgage Loans Restructuring Law and established that the recalculation of the debt applies to the individual mortgage loans from global operations in force at December 31, 2008 and agreed upon previous to April 1, 1991, and in arrears at least since November 2007 and remaining in arrears at December 31, 2008. In turn, Executive Branch Decree No. 1366/10, published on September 21, 2010, expanded the universe of Pre-convertibility loans subject to restructuring to include the individual mortgage loans not originating in global operations in so far as they met the other requirements imposed by Executive Branch Decree No. 2107/08. In addition, Law No. 26,313 and its regulatory decrees also condoned the debts on mortgage loans granted before the Convertibility Law in so far as they had been granted to deal with emergency situations and in so far as they met the arrears requirement imposed on the loans subject to recalculation.

Subject to the Argentine Central Bank’s supervision, Banco Hipotecario has implemented the recalculation of mortgage loans within the scope of the above-discussed rules by adjusting the value of the new installments to a maximum amount not in excess of 20% of the household income. In this respect, Banco Hipotecario estimates that it has sufficient loan loss provisions to face any adverse economic impact on the portfolio involved.

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

The Argentine Government might prevail at Banco Hipotecario’s General Shareholders’ Meetings.

By virtue of Law No. 23,696 (the “Privatization Law”) there are no restrictions on the Argentine Government’s ability to dispose of its Class A shares and all those shares minus one could be sold to third parties through public offering. Banco Hipotecario’s By-laws set forth that if at any time Class A shares were to represent less than 42% of Banco Hipotecario’s shares with right to vote, Class D shares automatically lose their triple vote right, which could result in the principal shareholders losing control of Banco Hipotecario. Should any such situation materialize and should the Argentine Government retain a sufficient number of Class A shares, the Argentine Government could prevail in Shareholders’ Meetings (except for some decisions that call for qualified majorities) and could thus exert actual control on the decisions that must be submitted to consideration by the Shareholders’ Meeting.

Banco Hipotecario may consider in the future new business opportunities which could turn out to be unsuccessful.

In recent years Banco Hipotecario has considered some business acquisitions or combinations and it plans to continue considering acquisitions that offer appealing opportunities and that are in line with Banco Hipotecario’s commercial strategy. However, Banco Hipotecario may not assure you that such businesses could deliver sustainable outcomes or that Banco Hipotecario will be able to consummate the acquisition of financial institutions in favorable conditions. Additionally, Banco Hipotecario’s ability to obtain the desired outcome as a result of said acquisitions will be partly dependent upon Banco Hipotecario’s ability to follow through with the successful integration of the businesses. To integrate any acquired business entails major risks, including:

•	Unforeseen difficulties in integrating operations and systems;

•	Problems inherent in assimilating or retaining the target’s employees;

•	Challenges associated to keeping the target’s customers;

•	Unforeseen liabilities or contingencies associated to the targets; and

•	The likelihood of management having to take time and attention out of the business’s day-to-day to focus on the integration activities and the resolution of associated problems.

Risks Related to Our ADSs and Common Shares.

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

The ADSs are freely transferable under U.S. securities laws, including shares sold to our affiliates. IFISA as of June 30, 2014, owned approximately 39.33% of our common shares (on a fully diluted basis) (or approximately 191,777,216 common shares which may be exchanged for an aggregate of 19,177,721 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

 There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange than publicly available information about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with regulations of the CNV and IFRS, as issued by the IASB, except for financial institutions and insurance companies which must comply with the accounting standards issued by Argentine Central Bank and the National Insurance Superintendance, respectively, which differ in certain significant respects from U.S. GAAP.  For example, we are exempted from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempted from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

We recently identified a material weakness in our internal controls over financial reporting related to the accounting for derivative financial instruments derived from non-routine, complex contractual provisions in one of our subsidiaries.

Our management recently concluded that our disclosure controls and procedures as of the end of the period covered by this annual report were not effective, because management identified a material weakness in our internal control over financial reporting related to the accounting for derivative financial instruments derived from non-routine, complex contractual provisions in one of our subsidiaries. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. See Item 15. Controls and Procedures - A. Disclosure Controls and Procedures.

Any failure to implement and maintain improvements in the controls over our financial reporting, or difficulties encountered in the implementation of such improvements, could result in a material misstatement in our annual or interim financial statements that would not be prevented or detected, and/or cause us to fail to meet our reporting obligations under applicable securities lawsand could also cause investors to lose confidence in our reported financial information, which could have a adverse impact on the trading price of our shares or the ADSs.

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

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2014, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

In accordance with Argentine corporate law we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our audited financial statements prepared in accordance with IFRS. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

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

Our ability to pay dividends is limited by law and economic conditions.

            In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our audited financial statements. Our ability to generate retained earnings is subject to the results of our operations. During 2014 inflation has accelerated mainly due to the devaluation process carried out by the Argentine Central Bank. The uncertainty surrounding future inflation may affect our results and as a result our ability to pay dividends. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business and as a result on the results of our operations and our ability to pay dividends.

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

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to administer real estate holdings foreclosed by Credit Foncier which was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier’s shareholders, and in 1960 our shares were listed on the BASE. During the 1960s and1970s, our business shifted exclusively to agricultural activities. During 1993 and 1994, Consultores Asset Management acquired on behalf of certain investors approximately 22% of our shares on the BASE. In late 1994, an investor group led by Consultores Asset Management (including Dolphin Fund plc.) acquired additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1995, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ. We started our agricultural activities with 7 farmlands and 20,000 hectares under management.

As of June 30, 2014, we have invested approximately Ps. 1,026.8 million to acquire our current 65.45% equity interest in IRSA (without considering treasury shares). IRSA is one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA.

In line with our international expansion strategy, on September of 2005 we participated in the creation of Brasilagro with the purpose of replicating our business model in Brazil. We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A.

On May 2, 2006, BrasilAgro’s shares were listed in the Novo Mercado of the Brazilian Stock Exchange (“BOVESPA”) with the symbol AGRO3. BrasilAgro’s shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts pursuant to an exception from registration under the US Securities Act of 1933. The amount originally offered was R$ 532 million, equivalent to 532,000 common shares at a price of R$ 1,000 per share of BrasilAgro.

In addition, we purchased shares in the offering for R$ 42.4 million (approximately US$ 20.6 million). Following such contribution we held a total amount of 42,705 shares, equivalent to 7.4% of BrasilAgro’s capital stock. On October 31, 2007, BrasilAgro carried out a 1-for-100 share split approved at the special shareholders' meeting held on March 15, 2007 and ratified at the annual shareholders' meeting held on October 29, 2007. Following this split, BrasilAgro's capital stock was composed of 58,422,400 common shares.

On October 20, 2010 and on December 23, 2010, along with Tarpon we executed two amendments to the share purchase agreement dated as of April 28, 2010, under which we acquired 9,581,750 shares of common stock of BrasilAgro, representing 16.40% of the outstanding stock. Consequently, on October 20, 2010 we paid R$25.2 million and on December 23, 2010 we paid R$50.8 million, and the price reminder of R$52.6 million was paid on April 27, 2011.

Consequently, as of the date of this annual report, we hold 20,883,916 shares or 39.64% of BrasilAgro’s outstanding capital stock. It should be noted that such acquisition of shares does not imply any change of control within the shareholders’ group of BrasilAgro according to the legal regime in Brazil; Additionally, we own 168,902 BrasilAgro’s first issuance warrants and 168,902 BrasilAgro’s second issuance warrants.

In addition, during the last quarter of calendar year 2010, we entered into an agreement by means of which we assigned all equity and political rights related to 2,276,534 shares of BrasilAgro for two years. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BOVESPA’s shares or the transfer of shares on its behalf. In consideration for the assignment, we paid a fixed value of US$0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$7.15 per share sold or transferred. On June 27, 2012, we agreed together with Mr. Elie Horn and Cape Town Llc. to terminate the shareholder’s ageerrment.

In March 2008 we concluded a capital increase of 180 million shares. As a result, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, in the local and international markets. In addition, each shareholder received, without additional cost, one warrant for each share subscribed. See Item 9 “The Offer and Listing – A. Offer and Listing Details - Stock Exchanges in which our securities are listed”. This capital increase allows us to expand our international operations to Paraguay and Bolivia.

In the context of operations that represent a new expansion of our agricultural business in south america, on September 2008, we entered into several agreements to carry out real estate and agricultural, livestock and forestry activities in the Republic of Paraguay. Under these agreements, a new corporation was organized together with Carlos Casado S.A. (“Carlos Casado”) under the name Cresca, in which we hold a 50% equity interest. Additionally, we provide consulting services for the agricultural, livestock and forestry development of a rural property of 41,931 hectares.

We entered into an agreement to purchase a 50% interest in a rural property located in Mariscal José Felix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado, for a price of US$5.2 million, in order to contribute them to the new company organized. The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009. Therefore, jointly with the contribution made by Carlos Casado, the total value of the contributions in Cresca is US$10.5 million. In addition, Cresca has an option granted by Carlos Casado for the purchase of 100,000 additional hectares located in Paraguay.

On March 19, 2010 the option granted under the agreement dated September 3, 2008 was partially exercised, whereby 3,614 hectares, valued at US$350 each, were transferred to Cresca. Finally, on June 29, 2010, the title deed was executed, involving the conveyance of 3,646 hectares.

During fiscal year 2012 Cresca added 1,347 hectares to the area under operation and expects to add 3,187 more hectares during the next season. As of June 30, 2012, Cresca had 1,084 hectares intended for cattle, 8,378 hectares intended for agriculture and 36,116 hectares of natural woodlands for future developments.

During fiscal year 2013 Cresca added 937 hectares to the area under operation and expects to add 1,000 more hectares during the next season. As of June 30, 2013, Cresca had 12,330 hectares intended for agriculture and cattle.

In December 2013, we sold our entire interest in Cresca, in which we held 50% of its stock capital, to our subsidiary Brasilagro for US$ 18.5 million, thus adding 145,000 hectares in the Paraguayan Chaco to its land portfolio intended for development.

In the framework of a series of transactions that represent a new expansion of our agribusiness operations in South America, in line with our business plan, we have incorporated companies that own land in the Republic of Bolivia during 2008 and in 2009 we have acquired a company in the Republic of Uruguay.

For such purposes, the following companies were incorporated: Agropecuaria Acres del Sud S.A (“Acres del Sud”), Ombú Agropecuaria S.A.(“Ombú”), Yatay Agropecuaria S.A. (“Yatay”) and Yuchan Agropecuaria S.A. (“Yuchan”). The preceding Bolivia-based companies acquired land for agricultural operations. We maintain a 100.00% ownership interest in the capital stock of those companies, all engaged in agricultural operations.

In addition, during October 2008, we acquired, a company named Helmir S.A. (“Helmir”), domiciled in the Republic of Uruguay and incorporated with a broad-ranging corporate purpose.

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

On January 22, 2009, we executed a deed of purchase for 4,566 hectares in Las Londras farmlands, located in the Province of Guarayos, Republic of Bolivia. On that date, the sum of US$3.8 million was paid, representing 42.9% of the total agreed price. The remaining balance is payable in two annual installments: the first one was paid during the 2010 fiscal period, and the second one was paid in fiscal year 2011.

During fiscal year 2010, 10,800 hectares of the farmlands located in Bolivia were sown. This region has traditionally achieved double harvesting of soybean, which means that better results can be obtained per hectare during a single season; yet, the weather conditions that prevailed during the last year have not allowed double harvesting.

In June 2011, we entered into a purchase agreement for two agricultural parcels located at Santa Cruz, Republic of Bolivia, with a total surface of 5,000 hectares, which are used for agricultural exploitation: (i) The first parcel has a surface of approximately 2,660 hectares for sugar cane exploitation purposes. The purchase price was US$8.4 million which was fully paid, and (ii) the second parcel has a surface of approximately 2,340 hectares for soybeans exploitation purposes. The purchase price was US$4.9 million which was fully paid.

Additionally, we have agreed to sell a parcel of La Fon Fon with a surface of 910 hectares for US$3.64 million.

On May 27, 2014 Ombú executed a purchase and sale agreement involving a sale subject to retention of title covering 883 hectares of “San Cayetano I” for an aggregate amount of US$ 4.2 million.

Acquisitions, dispositions and authorization pending approval

Year ended June 30, 2014 (Restated)

Sale of farmlands

On June 27, 2014, Brasilagro sold a total area of 1,164 hectares of Araucaria field. The sale was valued at Rs.32.5 million (or Ps.117.5 million). In July 2014, the buyer made a down payment of Rs.4.5 million and the remaining balance will be paid in five annual instalments, with the first one in the amount of Rs.4.5 million falling due in November 2014, whereas the last one falls due in August 2018. The Company recorded a gain on the sale of the farmland Araucaria in an amount of Rs.21.0 million (or Ps.75.8 million).

On May 27, 2014 Ombú executed a purchase and sale agreement involving a sale subject to retention of title covering 883 hectares of “San Cayetano I” for an aggregate amount of US$ 4.2 million. One million U.S. Dollars has already been paid and the balance shall be paid in five consecutive semi-annual installments, with the last falling due in November 2016. Possession was granted upon execution of the contract. We recorded a gain of US$ 1.8 million (Ps.15.6 million) on the sale.

Purchase-sale agreement

On April 3, 2014, Cresca signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo. The total price is US$ 14.7 million, which amount shall be collectable as follows US$ 1.8 million were collected upon execution of the bill of sale, Us$ 4.3 million upon execution of the conveyance deed; US$ 3.7 million interest-free in July, 2015; US$ 4.9 million interest-free in July, 2016. Possession was delivered upon execution of the conveyance deed of title and constitution of a mortgage to secure payment of the balance, on July 14, 2014. Consequently, we will recognize the result of this transaction in the fiscal year 2015.

On October 17, 2013, Yuchán executed a purchaseand sale agreement involving a sale subject to retention of title involving 1,643 hectares of "La Fon Fon II" for an overall amount of US$ 7 million as of the date of this annual report we have collected US$ 0.2 million and the remaining balance will be paid in 7 semi-annual installments. The last installment is due in December 2017. The possession shall be delivered upon collection of the first installment, scheduled for payment on December 15, 2014. Consequently, the Company has not recognized the result of the transaction.

Subscription of shares of Avenida Inc. and Avenida Compras S.A

On August 29, 2013, APSA subscribed through Torodur, 3,703,704 common shares of Avenida representing 23.08% of its outstanding share capital. Additionally, APSA was granted a Warrant to Purchase Series A Preferred Stock to increase our interest by up to 33.33%. The purchase price for the transaction was Ps. 13.0 million, which has already been paid in full. In addition, during the year ended on June 30, 2014, APSA exercised the previously mentioned option to purchase 2,469,136 additional Series A Preferred Stock for an amount of Ps. 10.0 million. At the time of exercise of the option, all the shares of the Series A Preferred Stock of the Company were converted into Common Stock and a new investor acquired 32.94% of the company in the amount of US$ 15 millons, as a result of which our participation in Avenida amounted to 21.58%. In September 2014, we sold 5.0% of the share capital of this company in the amount of US$ 2.3 million. As a result, the indirect participation in Avenida, was reduced to 16.58% of its share capital.

Purchase option Agreement for Arcos del Gourmet S.A.

On September 16, 2013 APSA entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby we were granted with an exclusive and irrevocable option to purchase up to 10% of the equity interest of Arcos del Gourmet S.A. (“Arcos del Gourmet”), which can be executed up to December 31, 2018. In the event the option is exercised, we should pay the amount of US$ 8.0 million.

Furthermore, in the mentioned agreement the price of the option was set in: (a) a fixed amount of Ps. 2 million, which was cancelled, and (b) a variable sum payable monthly, which amount shall result from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission (net of certain expenses), such variable sum shall be paid during 5 years from the opening of the shopping mall and during that period Messrs. Giana, Tobal and Bossi assigned to APSA the rights to earn dividends of Arcos.

Condominio del Alto – Performance of Exchange Agreement

On November 14, 2013 APSA and Condominios del Alto S.A. (“Condominios”) executed a conveyance deed whereby Condominios conveyed upon APSA freehold and full possession of the units agreed in exchange. Upon such execution, APSA stated that the mortgage on the property has been fully discharged.

Acquisition of IDB Development Corporation Ltd. (“IDBD”)

On May 7, 2014, a transaction was closed whereby IRSA, acting indirectly through Dolphin Netherlands, subsidiary of Dolphin Fund Limited (DFL), an investment fund incorporated under the laws of the Island of Bermuda and subsidiary of us, acquired, jointly with ETH, 106.6 million common shares in IDB Development Corporation Ltd. (hereinafter, “IDBD”) representing 53.33% of its stock capital, under the scope of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd., with its creditors. Under the terms of the agreement entered into between DFL and E.T.H. M.B.M. Extra Holdings Ltd., a controlled company of Mordechay Ben Moshé, to which Dolphin Netherlands and ETH adhered, Dolphin Netherlands, jointly with other third party investors acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date. As of June 30, 2014, IRSA’s indirect interest in IDBD was 23%.

Under the purchase agreement, Dolphin Netherlands and ETH have promised to participate on a joint and several basis in any capital increases resolved by IDBD’s Board of Directors in order to implement its business plan for 2014 and 2015, for at least NIS 300 million in 2014 and NIS 500 million in 2015 (equivalent to approximately US$ 87.4 million and US$ 145.7 million at the exchange rate prevailing as of June 30, 2014). To date, Dolphin Netherlands and ETH have contributed NIS 231.09 million of the NIS 300 million committed for 2014.

Moreover, under the purchase agreement, Dolphin Netherlands and ETH jointly and severally committed to make one or more tender offers for acquiring shares in IDBD for a total amount of NIS 512.09 million (equivalent to approximately US$ 149.2 million at the exchange rate prevailing as of June 30, 2014) as per the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million for a price per share of NIS 8.344 (subject to adjustment); and (ii) before December 31, 2016, an amount of at least NIS 512.09 million less the offer made in 2015, for a price per share of NIS 8.7612 (subject to adjustment). As security for the performance of the tender offers, 28,020,191 shares in IDBD held by Dolphin Netherlands were pledged at the closing of the transaction.

In addition, the purchase agreement provides that Dolphin Netherlands and ETH shall jointly and severally pay to the creditors who are parties to the above mentioned restructuring agreement an additional amount of NIS 100 million (equivalent to approximately US$ 29.1 million at the exchange rate prevailing as of June 30, 2014) in the event that IDBD consummates the sale of its interest in its subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and always provided that: (i) the sales price is not less than NIS 4,200 million (equivalent to approximately US$ 1,223.8 million at the exchange rate prevailing as of June 30, 2014); and (ii) the closing of the transaction occurs before June 30, 2015, with IDBD having received by this last date a payment of not less than NIS 1,344 million (gross) (equivalent to approximately US$ 391.6 million).

On May 12, 2014, IDBD’s shares became listed on the Tel Aviv Stock Exchange, Israel. Consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the Tel Aviv Stock Exchange Regulations which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date.

Pursuant to the provisions of IDBD’s rights offering memorandum dated June 9, 2014, on June 26, 2014, 1,322,500 rights to subscribe for shares and warrants were granted by IDBD to Dolphin Netherlands at a ratio of 1 for every 40 shares held, which were exercised after year-end, on July 1, 2014. Later on, during IDBD’s rights issuance process, Dolphin Netherlands and ETH acquired 0.89 million additional rights for NIS 2.83 million, equivalent to approximately US$ 0.83 million, out of which 50% correspond to Dolphin Netherlands and 50% to ETH pursuant to the above mentioned agreement signed between them. These rights are recognized at their fair value and are recorded in the balance sheet in the line derivative financial instruments.

In July 2014, the rights offered by IDBD under the scope of the offering allowed to subscribe for 13 common shares of IDBD for a price of 65 NIS (5 NIS per share) and 27 warrants, 9 of each series (series 1, 2 and 3) to be issued by IDBD, at no cost. Each warrant issued by IDBD will allow to acquire one common share in IDBD. Series 1 matures on November 1, 2014 and is exercisable at 5.50 NIS per warrant. Series 2 matures on May 1, 2015 and is exercisable at 6 NIS per warrant. Series 3 matures on December 1, 2015 and is exercisable at 6.50 NIS per warrant.

As a result of the exercise of the rights received as mentioned above, consummated on July 1, 2014, Dolphin Netherlands received 17.32 million shares and 11.99 million warrants under Series 1, 2 and 3. ETH received the same number of rights and therefore acquired the same number of shares and warrants as Dolphin Netherlands. In addition, as a result of the exercise of the rights purchased, consummated on July 1, 2014, Dolphin Netherlands acquired 5.79 million shares and 4.01 million warrants under Series 1, 2 and 3. ETH also acquired the same number of shares and warrants as Dolphin Netherlands.

As a result of the IDBD’s rights offering, the number of pledged shares as security for IBDB’s tender offers assumed by Dolphin Netherlands was increased to an aggregate of 29,937,591. In addition, pursuant to the Tel Aviv Stock Exchange regulations, 53,784,922 shares and 335,715 warrants under each of Series 1, 2 and 3 remained in escrow under the terms mentioned above.

After year-end, during the period from July 9 to July 14, 2014, Dolphin Netherlands acquired through transactions in the open market 0.42 million shares and 0.34 million additional Series 2 warrants for NIS 1.77 million, equivalent to approximately US$ 0.52 million. 50% of such shares and Series 2 warrants were sold to ETH pursuant to the provisions of the above mentioned agreement signed between the parties.

As of the date of issuance of these consolidated financial statements, Dolphin Netherlands held an aggregate of 76,620,163 shares, 15,998,787 Series 1 warrants, 16,170,392 Series 2 warrants and 15,998,787 Series 3 warrants of IDBD, resulting in an undiluted holding of 28.99% and a fully diluted holding of 31.37% in IDBD.

IDBD’s Board of Directors is composed of nine members, three of whom were appointed by Dolphin Netherlands, namely, Eduardo Elsztain, Alejandro Elsztain and Saúl Zang.

As DFL is a subsidiary that qualifies as a VCO under the exemption contained in IAS 28 mentioned in Note 2.3 (d), IRSA have valued its interest in IDBD at fair value with changes in the income statement.

Acquisition of common shares of Supertel Hospitality, Inc.

On January 9, 2014, through Real Estate Strategies L.P. (“RES”), we granted a loan to Supertel Hospitality Inc. (“Supertel”) for an amount of US$ 2 million. This loan included a conversion option whereby RES was allowed to apply the aggregate amount of the loan to purchase common shares of Supertel under a “Subscription Rights Offering” or convert the loan directly into common shares of Supertel. Additionally, as from February 2012, we hold two financial instruments in Supertel, preferred shares and warrants which are still held on the balance sheet date (see acquisitions in the fiscal year 2012 below for a description of such acquisition). On June 6, 2014, RES exercised its conversion right to acquire 1,250,000 common shares at US$ 1.60 per share. As a result of this acquisition, we acquired a 26.9% equity interest in Supertel.

Supertel’s main assets consist of 65 hotels in United States operated by various hotel chains. The Company has allocated the price paid at the fair value of net assets acquired based on the information available on the balance sheet date. Such fair value amounted to Ps. 31.5 million, resulting in a gain on the acquisition of Ps. 15.5 million, which has been recognized under “Share of profit of associates and joint ventures” in the income statements for fiscal year ended June 30, 2014.

Acquisition of building next to Shopping Alto Palermo

On May 22, 2014 APSA acquired commercial premises with an area of 40 m2, next to our shopping Alto Palermo, located on the ground floor of the building located in Av. Santa Fe 3255/57/59 in an amount of US$ 3.8 million.

Significant sale of investment properties

On January 14, 2014, IRSA signed the transfer deed for the sale of the 11 floor and seven parking units of the Building Maipú 1300. The total price of the transaction was Ps. 9.6 million (US$ 1.4 million). Such transaction generated a gain before tax of approximately Ps. 7.9 million.

On January 24, 2014, IRSA signed the transfer deed for the sale of the 7 floor and 28 parking units of the Building Bouchard 551. The total price of the transaction was Ps. 124.6 million equivalents to US$ 16.0 million. Such transaction generated a gain before tax of approximately Ps. 99.9 million. Please see “Recent Developments” section for more information about this property.

On November 15, 2013 IRSA signed the transfer deed for the sale of the 12 floor and two parking units of the Building Maipú 1300 and two parking units of the Building Libertador 498. The total price of the transaction was Ps. 9.0 million (US$ 1.5 million). Such transaction generated a gain before tax of approximately Ps. 7.5 million.

On April 1, 2014, IRSA signed the transfer deed for the sale of the 5 and 6 floor and complementary units in the building Costeros Dique IV. The total price of the transaction was Ps. 12.4 million (US$ 1.5 million). Such transaction generated a gain before tax of approximately Ps. 10.5 million.

On April 7, 2014, IRSA signed the transfer deed for the sale of the 21 and 22 floors and two parking units of the Building Maipú 1300 and four parking units of the Building Libertador 498. The price of the transaction was Ps. 24.1 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 20.2 million.

On April 10, 2014, IRSA signed the transfer deed for the sale of the 2 floor of the Building Avenida de Mayo 589 and ten parking units of the Building Rivadavia 565. The total price of the transaction was Ps. 24.2 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 20.3 million.

On May 6, 2014, IRSA signed the transfer deed for the sale of the Building Constitución 1159. The total price of the transaction was Ps. 23.3 million (US$ 2.9 million). Such transaction generated a gain before tax of approximately Ps. 13.4 million.

On May 14, 2014, IRSA signed the transfer deed for the sale to Transportadora de Caudales Juncadella of the unit 449 of the 8 floor of the Building Bouchard 551. The price of the transaction was Ps. 61.8 (US$ 7.7 million). Such transaction generated a gain before tax of approximately Ps. 50.3 million. For more information, please see “Recent Developments.”

On May 19, 2014, IRSA signed the transfer deed for the sale to Inco Sociedad Anónima de Inversión, Industria y Comercio of the unit 1 of the ground floor of the Building Maipú 1300. The price of the transaction was Ps. 6.5 (US$ 0.8 million). Such transaction generated a gain before tax of approximately Ps. 5.5 million.

Transactions with non-controlling interest

Futuros y Opciones.com S.A.

On December 20, 2013 we sold 14,812 non-transferable nominative common shares, with a nominal value of Ps. 1 each and entitled to one vote per share, representing a 0.9075% interest of Futuros y Opciones.com S.A. (“FyO”) for a total amount of Ps. 0.1 million.

Ps. (million)
Sale’s collected value	0.11
Increase in non-controlling interest	(0.21)
Reserve recorded in shareholders’ equity	(0.10)

Brasilagro
During the current fiscal year, we sold 10,400 shares of Brasilagro, representing a 0.02% interest, for a total amount of Ps. 0.27 million. Consequently, we recognized an increase in non-controlling interest for an amount of Ps. 0.25 million and an increase in equity attributable to holders of the parent of Ps. 0.02 million. The effect on shareholders’ equity of this change in the equity interest in Brasilagro is summarized as follows:

Ps. (million)
Carrying amount of the non-controlling interests sold by Cresud	(0.25)
Consideration collected	0.27
Reserve recorded in shareholders’ equity	0.02

On the other hand, on September 2, 2013, Brasilagro approved a share repurchase program for up to 3,511,130 common shares and for up to an aggregate amount of up to the balance of profits or available reserves disclosed in Brasilagro’s latest financial statements. As of June 30, 2014, Brasilagro repurchased 99,900 common shares for an aggregate amount of Rs. 1.9 million. Below is a summary of the effects of such transaction on shareholders’ equity:

Ps. (million)
Amount paid for repurchase	(4.94)
Decrease in non-controlling interest	4.92
Reserve recorded in shareholders’ equity	(0.02)

IRSA

On July 25, 2013, IRSA’s board of directors approved terms and conditions for a share repurchase plan (the “Share Repurchase Plan”) pursuant to Section 64 of Law No. 26,831 and the rules of the CNV, for up to an aggregate amount of Ps. 200.0 million and up to 5% of IRSA’s capital stock, in the form of common shares or GDS, daily limit of 25% of the average daily transaction volume experienced by the Company’s shares, along with the markets where they are listed. During the fiscal year ended June 30, 2014, IRSA repurchased 533,947 common shares for a total amount of Ps. 5.2 million and 437,075 GDS (representing 4,370,750 common shares) for a total amount of US$ 5.2 million.

On June 10, 2014, the Board of Directors of IRSA resolved to terminate the stock repurchase plan. During the term of the Stock Repurchase Plan, IRSA has repurchased 4,904,697 shares for an aggregate amount of Ps. 37,905,631.

Year ended June 30, 2013

Sale of farmlands

On June 19, 2013, the title deed was executed, by which we sold to Vargas Derka a portion of “La Suiza” farmland of 5,613 hectares engaged in livestock activities located near “Villa Angela”, Province of Chaco, Argentina, remaining in this establishment 36,380 hectares used for cattle and crop activities.

The offer price amounted to US$ 6.7 million, which has been totally collected by the date of the execution of the title deed, generating a gain of Ps. 29.8 million.

On October 11, 2012 Brasilagro sold Horizontina, a field of land located in Tasso Fragoso, State of Maranhão, Brazil for a total amount of Rs. 75 million. The payments were collected as follows: an initial payment of Rs. 1 million, Rs. 26 million in October, 2012 and Rs. 45 million upon execution of the conveyance, on January 22, 2013. The remaining balance as of June 30, 2014 amounts to Rs. 3 million, and its collection is subject to compliance with certain conditions. The gain of the sale was Ps. 53.9 million less commission, expenses and taxes.

The Horizontina field had an area of 14,359 hectares and was acquired on March 10, 2010 for a total amount of Rs. 37.7 million.

On April 25, 2013, Brasilagro sold a total area of 394 hectares of Araucaria field. The aforementioned farmland, located in the municipality of Mineros, was acquired in 2007 and had, at the time of sale, a total area of 9,862 hectares.

The sale was priced at Rs. 11.7 million. The buyer made an initial payment of Rs. 1.7 million and remaining balance will be collected in eight installments every six month. The first installment of Rs. 2.1 million was collected in August, 2013 and the second installment, of Rs. 2.0 million, in March, 2014. The remaining balance as of June 30, 2014 will be collected in four semi-annual installments. The last installment is due at the moment of the execution of the title deed, in August, 2016. We recognized a gain for the sale of the Araucaria field for an amount of Rs. 6.7 million (equivalent to Ps. 12.6 million).

On May 10, 2013, Brasilagro sold a total area of 4,895 hectares of Cremaq field. The aforementioned farmland, located in the municipality of Ribeiro Gonçalves-PI, Brazil was acquired in 2007 and had, at the time of sale, a total area of 32,702 hectares.

The sale was priced at Rs. 42.1 million (Ps. 96.3 million). The buyer made an initial installment of Rs. 4.6 million and the remaining balance will be collected in five installments. The first installment of Rs. 4.3 million was collected in August, 2013, the second, of Rs 4.0 million was collected in October 2013 and the third, of Rs.17.5 million, in June 2014. The remaining balance at June 30, 2014 will be collected in two annual installments, on June 30, 2015 and at the moment of the execution of the title deed, in June, 2016. We recognized a gain for the sale Cremaq field of Rs. 26.5 million (Ps. 53.2 million).

Transactions with non-controlling interests

IRSA

During the current fiscal year, we acquired an additional 1.25% interest in IRSA for a total consideration of Ps. 45.8 million. This resulted in a decrease in non-controlling interests of Ps. 33.9 million and a decrease in equity attributable to owners of the parent of Ps. 11.9 million. The effect of changes in the ownership interest of IRSA on the equity attributable to our shareholders is summarized as follows:

Ps. (million)
Carrying amount of IRSA’s interest acquired of	33.9
Consideration paid for non-controlling interests	(45.8)
Reserve recorded within parent’s equity	(11.9)

APSA

During the fiscal year, through IRSA and E-Commerce Latina S.A., acquired an additional 0.1% interest in APSA for a total consideration of Ps. 2.3 million. This resulted in a decrease in non-controlling interests of Ps. 0.8 million and a decrease in equity attributable to the owners of the parent of Ps. 1.5 million. The effect of changes in the ownership interest of APSA on the equity attributable to our shareholders is summarized as follows:

	Ps. (million)
Carrying amount of APSA’s interest acquired of		0.8
Consideration paid for non-controlling interests		(2.3)
Reserve recorded within parent’s equity	(i)	(1.5)
(i)  The Reserve includes Ps. 0.5 million for non-controlling interest

Arcos del Gourmet

On June 7, 2013, through APSA, acquired an additional 1.815% equity interest of its controlled company Arcos del Gourmet for a total amount of US$ 0.8 million. The carrying amount of the non-controlling interest in Arcos del Gourmet on the date of acquisition was Ps. 7,357 (representing an 11.815% interest). This resulted in an increase in non-controlling interest of Ps. 857 and a decrease in equity attributable to owners of the parent of Ps. 3,687. The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos is summarized as follows:

	Ps. (million)
Carrying amount of Arcos del Gourmet’s interest acquired of		0.8
Consideration paid for non-controlling interests		(4.5)
Reserve recorded within parent’s equity	(i)	(3.7)
(i)     The reserve includes Ps. 1.4 million for non-controlling interest

Acquisition of joint venture

On November 29, 2012 APSA acquired shares of common, representing 50% of EHSA capital stock and votes for Ps. 25.9 million. Under the acquisition agreement, APSA is entitled to exercise joint control over EHSA. Additionally, APSA paid Ps. 6.1 million, subject to the acquisition of the remaining 50% of the shares of La Rural S.A. According to contract’s terms, the amount paid will be returned to APSA, in case the mentioned acquisition is not completed. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, APSA is owner of an indirect interest of 25% in LRSA, whose main asset consists on right of use on the “Predio Ferial de Palermo” (the “Fairground”) in the City of Buenos Aires, located between Cerviño, Sarmiento, Santa Fé Avenues and Oro street, in the City of Buenos Aires entered into in 1999 with SRA, owner of such Predio Ferial.

The SRA had bought the Fairground from a former Administration of the National Government by an Executive Order in 1991 (the “1991 EO”). Immediately after APSA acquired the right of use on the Fairground, in December 2012, the current Administration of the National Government reviewed the contracts signed by the former Administration and the SRA twenty years ago and issued an Executive Order – Decree No. 5,552/2012 (the “2012 EO”) seeking to declare null and void the former 1991 EO. The 2012 EO demanded the return of the Fairground to the State.

The 2012 EO neither addresses the right of use of the Fairground nor any action that the owner of the ground might have taken while in possession. According to the information provided by the SRA, they obtained a stay from Argentine Court freezing the 2012 EO, and, although the National Government appealed the ruling, the appeal was rejected by the Supreme Court of Justice in 2013.

APSA, as well as the joint venture EHSA, was neither defendant in the legal case initiated by SRA nor were mentioned and/or addressed in any respect in the 2012 EO. APSA acquired the interest in the entity that has the right to use the Fairground as a good faith purchaser, entity that had acquired the right to use the Fairground in good faith as well. The 2012 EO, if sustained by the Supreme Court of Justice in the future, will have no effect in the legal structure of EHSA and on its acquisition of EHSA. However, if sustained, it might have an impact to the underlying asset acquired (the right to use), in the event a final judgment declares null and void all acts performed by the SRA with the Fairground, including granting a right to use it to third parties.

Notwithstanding the above, as from the acquisition date to the date of this annual report, none of the judicial measures initiated by the owner of the Fairground and/or the National Government, or the appeals and rulings thereof, had any effect on our effective use of the Fairground.

On September 25 of 2013, Sociedad Rural Argentina (“SRA”), La Rural de Palermo S.A. (“LRPSA”), Boulevard Norte S.A. (“BNSA”), Ogden Argentina S.A., EHSA, Entretenimiento Universal S.A., and La Rural, entered into an agreement that mainly consist of an amendment to the preexisting agreements under the joint venture pursuant to which they agreed to revise, amend and/or clarify certain provisions.

Disposal of financial assets

During the current fiscal year, we sold 17,105,629 ordinary shares of Hersha, Hospitality Trust (“Hersha”) for a total amount of US$ 92.5 million. Consequently, as of the end of year, our interest in Hersha’s capital stock decreased from 9.13% (at the beginning of the year) to 0.49%.

After fiscal year-end, the company sold its residual interest in Hersha for US$ 6.74 per share. As a result, the company does not longer hold any interest in Hersha, for more information please see “Recent Development”.

During November and December 2012, through IRSA we sold our interest in NH Hoteles S.A. (138,572 shares for a consideration of € 0.38 million) and in NH Hoteles S.A. (387,758 shares for a total consideration of US$ 1.4 million).

In December 2012, through IRSA, we sold all of our interest in Metrovacesa of 1,238,990 shares for a consideration of € 2.7 million; Metrovacesa SM (229,995 shares for a total consideration of € 0.5 million) and Metrovacesa F (919,087 shares for a consideration of US$ 2.7 million).

Significant sale of investment properties

On August 31, 2012, through IRSA we sold certain functional units of Libertador 498 building of the City of Buenos Aires. The total price of the transaction amounted to Ps. 15 million and was collected upon the execution of the title conveyance deeds. This transaction generated a gain of Ps. 12.7 million.

On September 14, 2012, IRSA sold certain functional units on floors 18 and 19, as well as parking areas, of the building Bouchard 551. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. This transaction generated a gain of Ps. 18.4 million.

On October 4 and 11, 2012, we entered into a transfer deed for the sale of several functional units (stores and parking spaces) of Libertador 498 building. The transactions price was set at Ps. 29.4 million, amount that has been completely collected. This transaction generated a gain of Ps. 24.9 million.

On January 8, 2013, through IRSA, we sold several functional units (stores and parking spaces) of the building “Costeros Dique IV”. The total price of the transaction was Ps. 9.2 million. This transaction generated a gain of Ps. 7.8 million.

On May 8, 2013, through IRSA signed the transfer deed for the sale of the 17 floor and two parking units of the Maipú 1300 building and two parking units of the Libertador 498 building. The total price of the transaction was Ps. 7.8 million (US$ 1.5 million). Such transaction generated a gain of approximately Ps. 6.0 million.

On May 20, 2013, we executed the transfer deed for the sale of the 6 floor and two parking units of the Maipú 1300 building and two parking units of the Libertador 498 building. The transactions price was set at Ps. 7.6 million (US$ 1.45 million), amount that has been completely collected. This transaction generated a gain of Ps. 6.0 million.

On June 28, 2013, we executed the transfer deed for the sale of 4, 5 and 6 floors and 56 parking units of the Bouchard 551 building. The total price of the transaction was Ps. 148.7 million, equivalent to US$ 27.6 million. This transaction generated a gain of Ps. 108.0 million.

Acquisition of Rigby 183 LLC

On June 30, 2012, through IMadison LLC, we held an indirect interest of 49% in the capital stock of Rigby 183 LLC (“Rigby”), a company that owns office buildings for rental at Madison Avenue 183, New York, USA. On November 27, 2012, through IRSA International LLC, we acquired an additional equity interest of 25.5% in Rigby’s capital stock, thus taking control over said company. The goodwill from the acquisition, which amounts to Ps. 45.7 million, is attributable to the synergies expected to be achieved by combining Rigby’s and our operations.

The following chart shows the consideration paid by us, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

November 27, 2012
Consideration paid:	Ps. (million)
Cash	118.4
Total consideration paid	118.4
Fair value of the interest in Rigby’s equity held before the business combination	227.4
Total consideration	345.8
Recognized balances of acquired identifiable assets and assumed liabilities:
Cash and cash equivalents	0.5
Investments properties ..	679.2
Restricted assets (i)	11.8
Trade and other receivables	2.3
Borrowings	(252.8)
Trade and other payables	(12.1)
Deferred income tax liabilities .	(26.1)
Total net identifiable assets	402.8
Non-controlling interest	(102.7)
Goodwill	45.7
Total	345.8
(i)   Corresponds to cash held in escrow as security deposits and taxes paid in advance by tenants.

The acquisition-related costs (which amount to Ps. 2.6 million) were charged under “General and Administrative Expenses” line in the income statements.

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

We recognized gains of Ps. 124.1 million derived from the reassessment of the fair value of the 49% interest held in Rigby before the business combination. In addition, all exchange gains (losses) accumulated in shareholder’s equity from the interest held in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating results, net" line in the income statements.

The incomes Rigby has generated since November 27, 2012 and that have been disclosed in the consolidated income statements amount to Ps. 40.9 million. Rigby has also run a net gain of Ps. 8.1 million during said period. If Rigby had been included in the consolidation since July 1, 2012, the consolidated income statements would have shown pro-forma revenues in the amount of Ps. 2,202.9 million and pro-forma net income of Ps. 297.5 million.

Please see “Recent Developments” section for more information.

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

Year ended June 30, 2012

Acquisition of associates

Agro Managers S.A.

In March 2012, we acquired a 46.8% interest in Agro Managers S.A., an Argentine-based investment company whose principal asset is a 0.24% interest in Brasilagro. The purchase price was US$ 0.5 million and was paid in cash.

Bitania 26 S.A.

On December 12, 2011, through Ritelco S.A., we have acquired a 49% interest in Bitania 26 S.A., an Argentine-based company which owns the “Esplendor Savoy” hotel in the city of Rosario, Province of Santa Fe, Argentina. The purchase price was US$ 5.0 million and was paid in cash.

Acquisition of joint ventures

Nuevo Puerto Santa Fe S.A.

On August 18, 2011, through APSA, we acquired a 50% interest in Nuevo Puerto Santa Fe S.A. (“NPSF”), an Argentine-based company in the Province of Santa Fe (La Ribera Shopping), Argentina. The purchase price was US$ 4.5 million payable over equal and consecutive monthly installments through February, 2013.

Transactions with non-controlling interests

IRSA

During the fiscal year ended June 30, 2012, the Company acquired an additional 6.5% interest in IRSA for a total consideration of Ps. 158.9 million. This resulted in a decrease in non-controlling interests of Ps. 178.5 million and an increase in equity attributable to owners of the parent of Ps. 19.6 million. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of IRSA is summarized as follows:

Ps. (million)
Carrying amount of IRSA’s interest acquired of	178.5
Consideration paid for non-controlling interests	(158.9)
Gain on acquisition recorded within parent’s equity	19.6

APSA

During the fiscal year ended June 30, 2012, we acquired an additional 0.038% interest in APSA for a total consideration of Ps. 0.8 million. This resulted in a decrease in non-controlling interests of Ps. 0.4 million. The effect of changes in the ownership interest of APSA on the equity attributable to owners of APSA is summarized as follows:

	Ps. (million)
Carrying amount of APSA’s interest acquired of		0.3
Consideration paid for non-controlling interests		(0.7)
Loss on acquisition recorded within parent’s equity	(i)	(0.4)
(i)   The Reserve includes Ps. 0.2 million for non-controlling interest

Arcos del Gourmet

On September 7, 2011, through APSA, we acquired an additional 8.185 % interest in its subsidiary Arcos del Gourmet for a total consideration of US$ 4.5 million. The carrying amount of the non-controlling interest in Arcos del Gourmet on the date of acquisition was Ps. 0.8 million (representing a 20% interest). Consequently, we recognized an increase in non-controlling interest for an amount of Ps. 0.2 million and a decrease in interest attributable to the shareholders’ of the controlling parents of Ps. 16.0 million. The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos del Gourmet is summarized as follows:

	Ps. (million)
Carrying amount of Arcos del Gourmet’s interest acquired of		0.2
Consideration paid for non-controlling interests		(16.2)
Reserve created due to the acquisition recorded within parent’s equity	(i)	(16.0)
(i)   The Reserve includes Ps. 6.2 million for non-controlling interest

Cactus Argentina S.A.

In December 2011, we acquired the remaining 20% interest in Cactus Argentina S.A. (“Cactus”) for a total consideration of US$ 1.4 million. This resulted in a decrease in non-controlling interests of Ps. 4.6 million and a decrease in equity attributable to owners of the parent of Ps. 10.6 million. The effect of changes in the ownership interest of Cactus on the equity attributable to owners of Cactus is summarized as follows:
Ps. (million)
Carrying amount of Cactus’s interest acquired of	(4.6)
Consideration paid for non-controlling interests	(6.0)
Loss on acquisition recorded within parent’s equity	(10.6)

Jaborandi Ltda.

On September 22, 2011, we entered into an amendment of the by-laws of Jaborandi Ltda. (“Jaborandi”), and transferred 1,766,038 quotas of Jaborandi’s share capital to Maeda, non-controlling shareholder of Jaborandi. This transfer generated an increase in the non-controlling interest held by us in Jaborandoni for an amount of Ps. 2.9 million and a decrease in equity attributable to owners of the parent of Ps. 1.1 million.

On March 21, 2012, trough Brasilagro, we acquired the remaining 49% interest in Jaborandi for a consideration of Ps. 45.3 million. This resulted in a decrease in non-controlling interest of Ps. 32.2 million and a decrease in equity attributable to owners of the parent of Ps. 13.1 million. The effect of changes in the ownership interest of Jaborandi Ltda. on the equity attributable to owners of the Jaborandi is summarized as follows:

Ps. (million)
Carrying amount of Jaborandi’s interest acquired of	32.2
Consideration paid for non-controlling interests	(45.3)
Reserve created due to the acquisition recorded within parent’s equity	(13.1)
(i)   The Reserve includes Ps. 7.8 million for non-controlling interest

Purchase of financial assets

Acquisition of preferred shares and warrants of Supertel

On February 2012, through our subsidiary RES, we acquired 3 million preferred shares and 30 million warrants of Supertel for a total amount of US$ 30 million. Supertel is a Real Estate Investment Trust that focuses its activity on medium class long-stay hotels. Supertel owns approximately 65 hotels in 20 states of the United States of America, which are managed by diverse operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

The mentioned preferred shares accrue a preferred dividend of 6.25% per annum and are convertible into 30 million common shares at a rate of 10 common shares for each preferred share. Subject to certain limitations, they can be exercised completely or partially at any time until February, 2017. The preferred shares grant us the same politic rights as those of Supertel’s common shares.

The warrants grant us the right to acquire 30 million Supertel’s common shares at a fixed price of US$ 1.20 per share. Subject to certain limitations, these warrants can be exercised at our option, either fully or partially, at any time until February 2017.

As a holder of the preferred shares, we have a voting right in Supertel’s shareholders’ meetings of approximately 34%. Additionally, we are entitled to appoint up to 4 directors, out of a total of 9, and takes part in the decisions made by the board of directors of Supertel, as to the acquisition, sale and management of Supertel’s real estate property.

Contribution to Don Mario S.G.R.

On June 29, 2012, through APSA, we made a contribution in the amount of Ps. 10,000 to Don Mario S.G.R., a reciprocal guarantee company under Argentine law. The SGRs are legal entities created for promoting financing for small and medium businesses and for reactivating national economy. The SGRs are funded through the contributions of investors who, in turn, obtain tax benefits. The SGRs act in their capacity of guarantors for PYMEs in relation to the borrowings they receive from financial institutions. The funds received are generally invested in fixed-term deposits by the SGRs. hawse have received five shares with a nominal value of Ps. 0.005. These shares are symbolic and merely represent the rights of our investment. These shares do not grant control or significant influence over the entity’s activities. APSA must maintain the investment in the SGR for a period of 2 years in order to make use of the tax benefit. After the period of two years, we decided to not continue as Protector Partner of the SGR, and, therefore, we received Ps. 10 million contributed in 2012.

Significant sale of investment properties

On October 17, 2011, through IRSA, we sold certain functional units of the Libertador 498 building of the City of Buenos Aires. The total price of the transaction amounted to US$ 2.5 million and was collected as of June 30, 2012. This transaction generated a gain of Ps. 7.9 million.

On October 25, 2011, through IRSA, we sold the property “Thames” located in the Province of Buenos Aires. The total transaction price amounted to US$ 4.7 million and was collected as of June 30, 2012. This transaction generated a gain of Ps. 14.7 million.

Through IRSA, we sold in two separate transactions performed in March and May, 2012, the property known as "Museo Renault" at Figueroa Alcorta 3301 of the City of Buenos Aires. The total price agreed amounted to US$ 11.7 million. For the sale executed in May 2012, the price was financed with a mortgage loan of US$ 3.3 million recollectable in two annual installments and with an annual rate of 8.5%. The transactions described above recorded a profit of Ps. 23.9 million.

On June 16, 2012, through IRSA, we sold and transferred a covered area of 4,703 square meters for offices and 46 car parking spaces and 4 complementary units to be used as storage units in the building identified as Yacht V and VI of the complex known as “Puerto del Centro”, located in Dique IV, Puerto Madero. The amount of the transaction was Ps. 69 million, which was paid by the buyer upon execution of the conveyance deed. The result for this transaction amounted to Ps. 53.7 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 41,193 square meters.

Transactions and authorizations pending

Urban Properties and investments

Paraná plot of land

On June 30, 2009, through APSA, we subscribed a “Letter of Intent” by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, Argentina, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows: (i) US$ 0.05 million had been settled as a prepayment on July 14, 2009, (ii) US$ 0.1 million was settled upon executing such agreement, and (iii) US$ 0.35 million will be paid upon executing the title deed. The mentioned payments were recorded as an advance under “Trade and other receivables” line.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty consecutive days as from the date in which the selling party evidenced with a certified copy before the buying party that the real estate was not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty days as from the date in which the selling party evidences to the buying party with a certified copy that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the mentioned administrative easement. As of the balance sheet date, evidence of such notice has not been provided.

Acquisition of commercial center goodwill

Through APSA, we signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A. (“INCSA”), located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was US$ 1.3 million, of which US$ 0.05 million were paid. The mentioned payment was recorded as an advance under “Trade and other receivables” line.

This transaction was subject to certain conditions precedent, among which through APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Premium Outlet. Having complied with such condition on July 1, 2010, APSA should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever occurs earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permissions and authorizations to be carried out in APSA's future units. At June 30, 2014, the two conditions have not been fulfilled.

Capital Expenditures

Our capital expenditures totalized Ps. 435.7 million and Ps. 1,048.0 million for the fiscal years ended on June 30, 2014 and 2013, including other property and equipment acquired in business combinations. Our capital expenditures consisted in the purchase of real estate and farmlands, acquisition and improvement of productive agricultural assets, completion of building a shopping center, construction of real estate and acquisition of land reserves.

Our capital expenditures for the new fiscal year will depend on the prices of real estate, land for agriculture and cattle as well as the evolution of commodity prices.

Fiscal Year Ended June 30, 2014

Fiscal Year 2014. During the fiscal year ended June 30, 2014 we invested Ps. 318.4 million in the urban properties and investment business, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 5.6 million, Ps. 2.1 million and Ps. 2.3 million, respectively, (b) acquisition of furniture and fixtures, machinery and equipment, and other buildings and facilities for Ps. 13.9 million, (c) improvements made to our shopping centers for Ps. 61.1 million, (d) development of properties for Ps. 179.3 million, corresponding Ps. 99.9 million to "Arcos" project and Ps. 79.4 million to Shopping Neuquén project, (e) supliers advances for investment acquisitions for Ps. 29.6 million, (f) Ps. 24.0 million improvements in our Office buildings and other rental properties and (g) Ps. 0.5 million were related to the acquisition of plots of lands.

In addition, our main investments in the agriculture business during the fiscal year 2014 were Ps. 117.3 million, mainly due (a) acquisition and development of owner occupied farmland for Ps. 96.9 million (including Ps. 58.2 million of subsidiary Brasilagro), (b) Ps. 7.0 million in investment properties, (c) Ps. 6.1 million in machinery and equipment, (d) Ps. 3.2 million in vehicles, (e) Ps. 3.0 million in other building and facilities and (f) Ps. 1.1 million in furniture and fixtures.

Fiscal Year Ended June 30, 2013

Fiscal Year 2013. During the fiscal year ended June 30, 2013, we invested Ps. 920.9 million, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 0.9 million, Ps. 2.6 million and Ps.0.4 million, respectively, (b) acquisition of furniture and fixtures, machinery and equipment, and other buildings and facilities for Ps. 11.6, (c) improvements made to our shopping centers for Ps. 56.9 million, (d) development of properties for Ps. 144.2 million, corresponding Ps. 117.9 million to “Arcos” project and Ps. 26.3 million to Shopping Neuquén project (e) improvements in our Office buildings and other rental properties for Ps. 7.6 million, (f) Ps. 679.2 million were related to the purchased an additional 25.5% equity interest in Rigby 183 LLC ’s capital stock, (g) Ps.15.8 million are related to suppliers advances and (h) Ps. 1.8 million were related to the acquisition of plots of lands.

In addition, our main investments in the agricultural business during fiscal year 2013 were Ps. 127.1 million, mainly due (a) acquisition and development of owner occupied farmland for Ps. 109.4 million ((including Ps. 61.5 million of our subsidiary Brasilagro), (b) Ps. 10.4 million in machinery, (c) Ps. 2.6 million in trading properties, (d) Ps. 1.6 million in vehicles, (e) Ps. 2.4 million in other building and facilities and (f) Ps. 0.7 million in furniture and fixtures.

Recent Developments

Cresud’s Recent Development

Merge Agreement with Cactus

In October 2014, we have entered into a preliminary merger agreement with Cactus S.A., its wholly owned subsidiary. The merger agreement is subject to the approval of our shareholders and the obtention of the regulatory approvals.

Repurchase of our shares

The repurchase of shares following the end of the fiscal year amounted to 37,657 common, registered shares of Ps. 1 par value and 1 vote per share, in exchange for Ps. 0.5 million and 303,018 ADRs representing 10 shares each for a total amount of US$ 3.9 million, thus completing the terms and conditions of the share repurchase plan.

Issue of Series 9, Class XVII and XVIII simple (non-convertible) corporate notes

During September, 2014, we issued two tranches of notes under our global note program: (i) Series XVII, and (ii) Series XVIII. For more information please see Item 3(b) – Capitalization and Indebtedness.

Sale of “La Adela” Farm

In July 2014 we sold to our subsidiary IRSA “La Adela” farmland, with an area approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, Argentina, for a total amount of Ps. 210 million. Given its degree of development and closeness to the City of Buenos Aires, this farm has a high urbanistic potential; therefore, the purpose of selling it to IRSA is for it to launch a new real estate development.

Renewal of Line of Credit

In July 2014, we have renew our line of Credit with Inversiones Financieras del Sur S.A. pursuant to which we have agreed to lend to Inversiones Financieras del Sur S.A. up to 4,053,942 IRSA’s ADRs. The term of the line of credit is of 30 days with the option to extend it up to a maximum of 360 days at an annual rate of Libor Rate 3 months plus 50 basic points.

Acquisition of “Araucaria” Farmland

In July 2014, we have acquired through Brasilagro – Companhia Brasileira de Propriedades Agrícolas “Araucaria” farmland, with an area of approximately 1,164 hectares, located in the District of Mineiros, Estado de Goias, Brazil, for a total amount of R$41.3 millions. As of the closing R$4.5 million were paid and the balance will be paid in four annual installments.

IRSA’s Recent Developments

Subscription of shares of IDBD.

In connection with IRSA’s indirect investment in IDB Development Corporation Ltd. (“IDBD”) through Dolphin Netherlands, subsidiary of Dolphin Fund Limited (“DFL”), an investment fund incorporated under the laws of the Island of Bermuda and subsidiary of us, and pursuant to the provisions of IDBD rights offering memorandum dated June 9, 2014, on June 26, 2014, 1,322,500 rights to subscribe for shares and warrants were granted by IDBD to Dolphin Netherlands at a ratio of 1 for every 40 shares held, which were exercised after year-end, on July 1, 2014. Later on, during IDBD’s rights issuance process, Dolphin Netherlands and ETH acquired 0.89 million additional rights for NIS 2.83 million, equivalent to approximately US$ 0.83 million, out of which 50% correspond to Dolphin Netherlands and 50% to ETH.

In July 2014, the rights offered by IDBD under the scope of the offering allowed to subscribe for 13 common shares of IDBD for a price of 65 NIS (5 NIS per share) and 27 warrants, 9 of each series (series 1, 2 and 3) to be issued by IDBD, at no cost. Each warrant issued by IDBD will allow to acquire one common share in IDBD. Series 1 matures on November 1, 2014 and is exercisable at 5.50 NIS per warrant. Series 2 matures on May 1, 2015 and is exercisable at 6 NIS per warrant. Series 3 matures on December 1, 2015 and is exercisable at 6.50 NIS per warrant.

As a result of the exercise of the rights received as mentioned above, consummated on July 1, 2014, Dolphin Netherlands received 17.32 million shares and 11.99 million warrants under Series 1, 2 and 3. ETH received the same number of rights and therefore acquired the same number of shares and warrants as Dolphin Netherlands. In addition, as a result of the exercise of the rights purchased, consummated on July 1, 2014, Dolphin Netherlands acquired 5.79 million shares and 4.01 million warrants under Series 1, 2 and 3. ETH also acquired the same number of shares and warrants as Dolphin Netherlands.

After year-end, during the period from July 9 to July 14, 2014, Dolphin Netherlands acquired through transactions in the open market 0.42 million shares and 0.34 million additional Series 2 warrants for NIS 1.77 million, equivalent to approximately US$ 0.52 million. 50% of such shares and Series 2 warrants were sold to ETH.

Furthermore, on October 30, 2014, IRSA’s board of directors approved an additional contribution of US$ 21 million in DFL in order to increase our indirect investment in IDBD.

Partial Sale of Bouchard Plaza

On October 8, 2014, IRSA signed the transfer deed for the sale of the 22 and 23 floors for 1,822 square meters of the Bouchard 551 Building. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 151.4 million.

On October 28, 2014, IRSA signed the transfer deed for the sale of 3 floors for 4,648 square meters and 47 parking units of the Bouchard 551 Building. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 243.3 million.

Sale of the building located at 183 Madison Avenue, New York, New York

On September 30, 2014, IRSA sold, through its subsidiary Rigby 183, the building located at 183 Madison Avenue, New York, New York for an amount of US$ 185 million, which represents a revaluation of 117% of the purchase price. The sale price was used to cancel the mortgage on the property for an amount of US$ 75 million, leaving a net profit of Ps. 292 million.

Sale of remaining interest of Hersha

On August 26, 2014, IRSA sold, through its subsidiary, the remaining interest of our investment of Hersha which amounted to a total of 1 million shares at an average price of US$6.74 per share.

Acquisition of “La Adela” Land Reserve – Luján (Province of Buenos Aires)

In August 2014, IRSA purchased a land reserve with an area approximately 1,058 hectares, located in Luján, Province of Buenos Aires, formerly owned by Cresud. The transaction amount was Ps. 210 million, which has been fully paid. Given its degree of development and closeness to the City of Buenos Aires, this site has a high urbanistic potential; therefore, the purpose of this purchase is to launch a new real estate development.

Capital rise in IDBD

In July, 2014, IRSA, through our subsidiaries, subscribed US$ 30.96 in Dolphin Fund Ltd. in order to fulfill the commitment assumed by Dolphin Netherlands to subscribe newly issued shares of IDBD. As a consequence of such operation, Dolphin Fund Ltd. interest in IDBD rose to 28,91% of its issued share capital.

APSA’s Recent Developments

Investment in Avenida Inc.

On August 29, 2013, APSA indirectly through Torodur, acquired 3,703,704 common shares of Avenida representing 23.08% of its outstanding share capital. Additionally, APSA was granted a Warrant to Purchase Series A Preferred Stock to increase our interest by up to 33.33%. The purchase price for the transaction was Ps. 13.0 million, which has already been paid in full. In addition, during the year ended on June 30, 2014, APSA exercised the previously mentioned option to purchase 2,469,136 additional Series A Preferred Stock for an amount of Ps. 10.0 million. At the time of exercise of the option, all the shares of the Series A Preferred Stock of the Company were converted into Common Stock and a new investor acquired 32.94% of the company in the amount of Ps. 15 millons, as a result of which our participation in Avenida amounted to 21.58%. In September 2014, we sold 5.0% of the share capital of this company in the amount of US$ 2.3 million. As a result, the indirect participation in Avenida, was reduced to 16.58% of its share capital.

Merger APSA-Conil

On September 17, 2014, APSA has entered into a Preliminary Merger Agreement with its subsidiary Conil S.A. ("Conil"), by virtue of which Conil will be absorbed by APSA. In order to proceed with this merger, the transaction will have to be approved by our next shareholders’ meeting which will be held on October 31, 2014.

Shareholders´Meeting

Our 2014 annual meeting of shareholders will be held on October 31, 2014, in order to consider and approve, among others:

a.	Consideration of the documents set forth in Section 234, subsection 1 of Act No. 19,550 for fiscal year ended June 30, 2014.

b.	Consideration of the results for the year ended June 30, 2014. Consideration of the reversal of accounts of balance to apply to their absorption.

c.	Consideration of allocation of shares.

d.	Consideration of Share Repurchase Plan and ADRS issued by the Company. Delegation to the directory of the authority to implement its destination.

e.	Consideration of the management of the Board of Directors and the Supervisory Committee.

f.
Consideration of remuneration directory (Ps. 12,844,149 - assigned amount) for the fiscal year ended June 30, 2014 which showed loss under the terms of the rules of the CNV. Delegation to the Board of the approval of the Audit Committee budget.

g.	Determination of the number and election of directors and alternate directors and the Audit Committee, if applicable.

h.	Certifying Accountant designation for next year and determination of their remuneration.

i.	Update to the report on the Shared Services Agreement.

j.	Treatment of the amounts payable as shareholders’ tax on personal assets.

k.	Consideration of the reform and adaptation of the 1st article of our bylaw, according to the new Capital Market Laws.

l.	Consideration of the reform of the 24 article of our bylaw (shareholders’ meetings held by telemathic means).

m.
The updated report on the Incentive Plan to officials of the company pursuant to the approved and ratified by the assemblies of the years 2009/2010/2011/2012 and 2013 Approval of the changes according to the observations made by the CNV, including the transfer of the economic rights of the shares under the Plan. The incorporation of a benefit for all staff including the controlled.

n.
Consideration of the renewed delegation to the Board of Directors of the authority to fix the timing, currency of issue and other terms and conditions of the issuance of notes within the overall simple program to issue notes for up to US$ 300,000,000 currently in force as approved by the shareholders' meeting dated 31 October 2012 and approved by resolution of CNV No. 17,206 dated October 22, 2013.

B. BUSINESS OVERVIEW

General

We are a leading latin american agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in Brasilagro, as well as in other Latin American countries. We are currently involved in several farming activities including grains and sugarcane production, cattle raising and milk production. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. In addition, we lease lands to third parties and perform agency and agro-industrial services, including a feedlot and a meat packing plant. Our shares are listed on the BASE and the NASDAQ.

We are also directly engaged in the Argentine real estate business through our subsidiary IRSA, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping centers, premium offices, and luxury hotels in Argentina, as well as the development of residential properties. IRSA’s shares are listed on the BASE and the in the New York Stock Exchange (“NYSE”). We hold a 65.45% interest in IRSA (without considering treasury shares) and a majority of our directors are also directors of IRSA.

During the fiscal years ended June 30, 2012, 2013 and 2014, we had consolidated revenues of Ps. 2,859.8 million, Ps. 3,528.5 and Ps. 4,604 million, and consolidated net income/(loss) of Ps. 58.5 million, Ps. 154.3 million and Ps. (1,408.4), respectively. During the fiscal years ended June 30, 2013 and June 30, 2014, our total consolidated assets increased 27% from Ps. 12,410.7 million to Ps. 15,783.7 million, and our consolidated shareholders’ equity increased 0.6% from Ps. 4,719.1 million to Ps. 4,434.8 million.

We operate in two businesses areas, namely, “Agricultural” and “Investment and Development Properties” businesses, as further described below.

Our Agricultural business is further comprised of eight reportable segments:

•
Our “Crops” segment consists of planting, harvesting and sale of crops including wheat, corn, soybeans, cotton, and sunflower, which do not represent separate operating segments on an individual basis. We seek to maximize the use of our land through crop rotation, the use of technology and techniques, and the type and amount of crops cultivated may vary from one harvest year to another harvest year. In this way, we are focused on the long-term performance of our land, and to that extent, we assess the performance considering the aggregated combination, if any, of crops planted in the land. Our Crops Segment had assets of Ps. 2,200.8 million and Ps. 1,406.6 million as of June 30, 2014 and 2013, respectively, representing 61% and 59% of our agricultural business assets at such dates, respectively. Our Crops segment generated operating loss of Ps. 148.2 million, Ps. 107.4 million and Ps. 131.3 million for the financial years ended June 30, 2014, 2013 and 2012, respectively, representing 397%, (840%) and 134%, of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Cattle” segment consists of breeding, purchasing and/ or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle segment had assets of Ps. 508.0 million and Ps. 357.6 million as of June 30, 2014 and 2013, respectively, representing 14% and 15% of our agricultural business assets at such dates, respectively. Our Cattle segment generated operating income of Ps. 31.6 million and Ps. 8.7 million for the financial years ended June 30, 2014 and 2012 respectively, representing (85%) and (9%), of our consolidated operating income from Agricultural Business for such years, respectively and operating loss of Ps. 12.0 million for the financial year ended June 30, 2013, representing (34%), of our consolidated operating income from Agricultural Business for such year.

•
Our “Dairy” segment consists of breeding and/ or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers. Our Dairy segment had assets of Ps. 56.7 million and Ps. 49.6 million as of June 30, 2014 and 2013, respectively, representing 1.6% and 2.0% of our agricultural business assets at such dates, respectively. Our Dairy segment generated operating income of Ps. 3.7 million and Ps. 1.7 million for the financial years ended June 30, 2014 and 2012, respectively, representing (10%) and 2%, of our consolidated operating income from Agricultural Business for such years, respectively and operating loss of Ps. 0.6 million for the financial year ended June 30, 2013, representing (2%), of our consolidated operating income from Agricultural Business for such year.

•
Our “Sugarcane” segment consists of planting, harvesting and sale of sugarcane. Our Sugarcane segment had assets of Ps. 569.8 million and Ps. 417.3 million as of June 30, 2014 and 2013, respectively, representing 16% and 18% of our agricultural business assets at such dates, respectively. Our Sugarcane segment generated operating loss of Ps. 20.4 million and Ps. 6.2 million for the financial years ended June 30, 2014 and 2012, respectively, representing 55% and 6%, of our consolidated operating income from Agricultural Business for such years, respectively and operating income of Ps. 27.2 for the financial year ended June 30, 2013, representing 77%, of our consolidated operating income from Agricultural Business for such year.

•
Our “Agricultural Rentals and Services” segment includes services, i.e. irrigation and farmland leases out to third parties. Our Agricultural Rentals and Services Segment had assets of Ps. 61.2 million and Ps. 25.8 million as of June 30, 2014 and 2013, respectively, representing 2% and 1% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services segment generated operating income of Ps. 7.9 million, Ps. 12.1 million and Ps. 17.1 million for the financial years ended June 30, 2014, 2013 and 2012, respectively, representing (21%), 34 and (18%), of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Land Transformation and Sales” segment comprises the identification and acquisition of underdeveloped and undermanaged farmland property and the sale of farmland to profit from land value appreciation generated through the use of the land. Our Land Transformation and Sales segment had assets of Ps. 51.5 million and Ps. 58.0 million as of June 30, 2014 and 2013, respectively, representing 1.4% and 2% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated operating income of Ps. 77.9 million, Ps. 132.6 million and Ps. 39.2 million for the financial years ended June 30, 2014, 2013 and 2012, respectively, representing (209%), 377% and (40%), of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Agro-industrial” segment consists of feedlot farming for slaughtering process in our own packing plant or for cattle finishing services to third parties. Feedlot farming is distinctive and requires specific care and diets, which differ from those, provided to free-range cattle. We assess this activity separately due to the distinctive characteristics of the cattle feedlot system and its integration with industrialized meat processing. Our Agro-industrial segment had assets of Ps. 41.8 million and Ps. 30.7 million as of June 30, 2014 and 2013, respectively, representing 1% and 1% of our agricultural business assets at such dates, respectively. Our Agro-Industrial segment generated operating income of Ps. 1.8 million for the financial year ended June 30, 2014, representing (5%) of our consolidated operating income from Agricultural Business for such year, and operating loss of Ps. 29.5 million and Ps. 15.9 million for the financial years ended June 30, 2014 and 2013, respectively, representing (84%) and 16%, of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Others” segment comprises the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure, mainly brokerage activities. Our Others segment had assets of Ps. 34.4 million and Ps. 34.4 million as of June 30, 2014 and 2013, respectively, representing 3% and 1% of our agricultural business assets at such dates, respectively. Our Others segment generated operating income of Ps. 8.1 million and Ps. 12.7 million for the financial years ended June 30,2014 and 2013, representing (22%) and 36% of our consolidated operating income for such years, respectively and operating loss of Ps. 11.3 million for the financial year ended June 30, 2012, representing 12%, of our consolidated operating income for such year.

Our Investment and Development Properties is further comprised of six reportable segments:

•
Our “Shopping Centers Properties” segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenue from tenants. Our Shopping Centers segment had assets of Ps. 2,325.5 million and Ps. 2,295.8 million as of June 30, 2014 and 2013, respectively, representing 32% and 36% of our investment and development properties business assets at such dates, respectively. Our Shopping Centers Properties segment generated operating income of Ps. 857.3 million, Ps. 680.5 and Ps. 562.4 million for the financial years ended June 30, 2014, 2013 and 2012, respectively, representing 70%, 63% and 75%, of our consolidated operating income for such years, respectively.

•
Our “Offices and Others” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants. Our Offices and Others segment had assets of Ps. 905.7 million and Ps. 922.8 million as of June 30, 2014 and 2013, respectively, representing 12% and 15% of our investment and development properties business assets at such dates, respectively. Our Offices and Others segment generated operating income of Ps. 160.0 million, Ps. 123.6 and Ps. 103.7 million for the financial years ended June 30, 2014, 2013 and 2012, respectively, representing 13%, 11% and 14%, of our consolidated operating income for such years, respectively.

•
Our “Sales and Developments” segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business. Our Sales and Developments segment had assets of Ps. 688.0 million and Ps. 701.1 million as of June 30, 2014 and 2013, respectively, representing 9% and 13% of our investment and development properties business assets at such dates, respectively. Our Sales and Developments segment generated operating income of Ps. 238.5 million, Ps. 170.4 and Ps. 95.4 million for the financial years ended June 30, 2014, 2013 and 2012, respectively, representing 19%, 16% and 13%, of our consolidated operating income for such years, respectively.

•
Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps. 203.9 million and Ps. 207.7 million as of June 30, 2014 and 2013, respectively, representing 3% and 3% of our investment and development properties business assets at such dates, respectively. Our Hotels segment generated operating income of Ps. 10.1 million for the financial years ended June 30, 2014, representing 1% of our consolidated operating income for such year and operating loss of Ps. 22.4 million and Ps. 10.1 for the financial years ended June 30, 2013 and 2012, respectively, representing (2%) and (1%), of our consolidated operating income for such years, respectively.

•
Our “International” segment includes mainly the consolidated results of operations of our office building property located at 183 Madison Avenue in New York, United States of America as from the date we obtained control of this operation plus our share of profit or loss of our associate New Lipstick, a holding company which is the owner of Metropolitan. Metropolitan’s main asset is the Lipstick Building, a 34-story building located on Third Avenue between 53 and 54 streets in Manhattan, New York City. Our International segment had assets of Ps. 1,988.0 million and Ps. 796.6 million as of June 30, 2014 and 2013, respectively, representing 27% and 15% of our investment and development properties business assets at such dates, respectively. Our International segment generated operating loss of Ps. 29.9 million and Ps. 8.7 million for the financial years ended June 30, 2014 and 2012, representing (2%) and (1%), respectively and operating income of Ps. 129.3 million for the financial years ended June 30, 2013, representing 12%, of our consolidated operating income for such year.

•
Our “Financial Operations and Others” segment includes the income or loss generated by our associates Banco Hipotecario and Tarshop S.A. and the residual financial operations from our subsidiary Apsamedia. Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations (mainly mortgage lender, provider of mortgage-related insurance and mortgage loan services). Both Tarshop’s and Apsamedia’s operations consist primarily of lending and servicing activities related to the credit card offered to consumers at retail venues. Our Financial Operations and Others segment had assets of Ps. 1,261.2 million and Ps. 1,084.6 million as of June 30, 2014 and 2013, respectively, representing 17% and 18% of our investment and development properties business assets at such dates, respectively. Our Financial Operations and Others segment generated operating loss of Ps. 3.2 million and Ps. 5.5 million for the financial years ended June 30, 2014 and 2013, representing 0.3% and (1%) of our consolidated operating income for such years, respectively and operative income of Ps. 5.8 million for the financial years ended June 30, 2013, representing 1%, of our consolidated operating income for such year.

Agricultural Business

As of June 30, 2014, we owned 32 farmlands with approximately 636,327 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. Approximately 122,632 hectares of the land we own are used for crop production, approximately 76,611 hectares are for cattle production, 85,000 hectares are for sheep production, 2,864 hectares are for milk production and approximately 13,311 hectares are leased to third parties for crop and cattle beef production. The remaining 336,118 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have developed 22,986 hectares for crop production. Also, during fiscal year 2014 ended on June 30, 2014, we leased 57,702 hectares from third parties for crop production and 18,549 hectares for cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land and land under concession):

	2014(1)(6)(8)	2013(1)(6)(7)	2012(1)(6)
Crops (2)	201,648	182,513	181,079
Cattle (3)	95,160	91,053	95,995
Milk/Dairy	2,864	2,780	3,022
Sheep	85,000	85,000	85,000
Land Reserves (4)	467,532	461,729	459,979
Own farmlands leased to third parties	13,111	31,593	25,538
Total (5)	865,315	854,668	850,613

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A., an associated Argentine company in which we own a non-controlling 35.72% interest.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.

(3)	Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.
(5)	Does not include Brasilagro.
(6)	As from fiscal year 2012, it includes Brasilagro and 100% of Cactus.
(7)	Includes farmlands owned by Brasilagro and by us sold in 2013.
(8)	Includes farmlands owned by Brasilagro and by us sold in 2014.

Below are the results recorded by the Company during this fiscal year, compared to the same period of the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2014	Fiscal Year 2013	Fiscal Year 2012	YoY variation
Revenues	4,604.0	3,528.6	2,859.8	30.5%
Gross income	1,824.6	1,306.5	1,099.3	39.7%
Operating income	1,185.2	1,106.4	647.0	7.1%
Net income	(1,092.8)	154.3	58.5	-

Attributable to:
Cresud’s shareholders	(888.4)	(26.9)	(21.3)	3,201.7%
Non-controlling interest	(204.4)	181.2	79.8	-

Total assets	15,783.7	12,410.7	10,324.9	27.2%
Shareholders’ equity	4,755.6	4,719.1	4,691.5	0.8%

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

•
Applying modern technologies to enhance operating yields and property values. We believe there is an opportunity to improve the productivity and long-term value of inexpensive and/or underdeveloped land by investing in modern technologies, such as genetically modified and high-yield seeds, direct sowing techniques, machinery, crop yield optimization through land rotation, irrigation and the use of fertilizers and agrochemicals. To enhance our cattle production, we use genetic technology and have a strict animal health plan, controlled periodically through traceability systems. In addition, we have introduced a feedlot to optimize our cattle management and modern milking technologies in our milk business.

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

•
International expansion. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in other countries. Although most of our properties are located in different areas of Argentina, we have begun a process of expansion into other latin american countries, including Brazil, Bolivia and Paraguay.

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

•
To increase cattle production we use advanced breeding techniques and technologies related to animal health. Moreover, we optimize the use of pastures and we make investments in infrastructure, including installation of watering troughs and electrical fencing. In addition, we have one of the few vertically integrated cattle processing operations in Argentina through Cactus, a feedlot and slaughterhouse operator.

•
In our milking facility, we have implemented an individual animal identification system, using plastic tags for our cattle and “RFID” tags. We use software from Westfalia Co. which enables us to store individual information about each of our dairy cows.

Increased production.

Our goal is to increase our crop, cattle and milk production in order to achieve economies of scale by:

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

•
Shopping Centers Properties. We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from small neighborhood shops) and a low level of shopping center penetration compared to many developed countries. Our main objectives are to generate sustained cash flow growth from our shopping centers and increase their value in the long-term, while maintaining a leading position in Argentina’s shopping center industry by developing new shopping centers in urban areas with attractive prospects for growth, including the Buenos Aires’ Metropolitan area, Argentine provinces and abroad.

•
Development and sale of properties. We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering green space for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. After the Argentine economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases and, as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. In addition, we seek to develop residential properties for other segments of the residential market in Argentina and during the first quarter of the 2000 fiscal year, we entered into a partnership with Cyrela Empreendimentos e Participações (“Cyrela”), a leading Brazilian residential real estate developer, to penetrate new market segments.

•
Offices. Since the Argentine economic crisis in 2001 and 2002, there have been limited investments in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for more desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in Buenos Aires and other strategic locations that we believe offer attractive returns and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to selectively consider new opportunities to acquire or construct new rental office buildings.

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

•
Banco Hipotecario. Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Among these services, Banco Hipotecario stands out as a leader in mortgage loans in Argentina. Since 1999, Banco Hipotecario’s shares have been listed on the BASE, and since 2006 it has obtained the Level 1 ADR program from the Bank of New York Mellon. We currently seek to keep our investment in Banco Hipotecario, as we believe that Argentina has a low level of mortgages outstanding measured in terms of Gross Domestic Product (“GDP”).

•
Land reserves. We seek to continue to acquire undeveloped land at locations we consider attractive within and outside Buenos Aires metropolitan area. In each case, our intention is to purchase land with significant development or appreciation potential to resell. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable pipeline of new development projects for upcoming years.

•
International. In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. We have a 74.5% interest in the office building located at 183 Madison Avenue in the City of New York. For more information about Madison please see “Recent Developments”. We also have a 49.9% interest in a US company, whose main asset is the so-called “Lipstick Building” an office building located in the City of New York. In addition, jointly with subsidiaries, we hold 34% of Supertel voting rights (NASDAQ: SPPR) and we have recently acquired, through Dolphin Fund (controlled by IRSA) in partnership with Extra Holding Limited, 57.8% of the Israeli company IDBD, a large and diversified Israeli company, which, through its subsidiaries, participates in numerous markets and industry sectors, including real estate, retail, agroindustry, insurance, telecommunications, etc. We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development opportunities.

Our Principal Business Activities

During the fiscal year ended June 30, 2014, we conducted our operations on 32 owned farmlands and 71 leased farmlands. Some of the farmlands we own are engaged in more than one productive activity at the same time.

Volume (in tons)	Fiscal Year 2014 Production	Fiscal Year 2014 Sales	Stock as of June 30, 2014	Stock as of June 30, 2013	Stock as of June 30, 2012
Wheat	12,373	11,359	737	--	6,360
Corn	86,300	179,894	17,799	34,667	90,177
Sunflower	5,884	9,745	1,825	5,855	3,501
Soybean	241,204	222,051	84,351	45,928	47,587
Sugarcane	657,547	675,670	--	--	45,819
Milk(1)	19,320	18,787	--	--	--
Beef	7,380	9,275	--	20,898	22,882
(1)  In thousands of liters.

The following chart shows, for fiscal year 2014, the surface area in operation for each line of business:

The following chart illustrates, for the fiscal year ended on June 30, 2014, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

Crops and Sugarcane

Our crop production is mainly based on grains and oilseeds and sugarcane. Our main crops include wheat, corn, soybean and sunflower. Other crops, such as sorghum, are sown occasionally and represent only a small percentage of total sown land.

Production

The following table shows, for the fiscal years indicated, our crop production volumes measured in tons:

	2014(1)	2013(1)	2012(1)
Wheat	12,373	4,505	18,200
Corn	86,300	107,257	143,639
Sunflower	5,884	12,437	14,524
Soybean	241,204	220,293	193,554
Sugarcane	657,547	1,156,848	576,048
Other	5,998	10,899	16,400
Total	1,009,306	1,512,239	962,365
(1)  Does not include production from Agro-Uranga S.A.

Below is the geographical distribution of our agricultural production for the last three seasons:

2014 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Wheat	12,373	-	-	-	12,373
Corn	23,928	50,102	11,444	826	86,300
Sunflower	5,837	-	47	-	5,884
Soybean	106,943	108,107	20,821	5,333	241,204
Sorghum	924	-	2,487	647	4,058
Other	1,389	534	-	16	1,939
Sugarcane	-	570,820	86,727	-	657,547
Total	151,394	729,563	121,526	6,822	1,009,305

2013 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Wheat	3,224	-	1,281	-	4,505
Corn	58,336	34,630	14,291	-	107,257
Sunflower	12,089	-	347	-	12,436
Soybean	82,229	106,276	31,601	187	220,293
Sorghum	2,543	-	2,638	305	5,486
Other	3,055	2,358	-	-	5,413
Sugarcane	-	1,014,234	142,614	-	1,156,848
Total	161,476	1,157,498	192,772	492	1,512,238

2012 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Wheat	17,212	-	988	-	18,200
Corn	49,689	72,387	21,563	-	143,639
Sunflower	13,231	-	1,293	-	14,524
Soybean	79,164	83,319	29,976	1,096	193,555
Sorghum	949	-	4,431	2,133	7,513
Other	7,606	1,280	-	-	8,886
Sugarcane	-	576,030	18	-	576,048
Total	167,851	733,016	58,269	3,229	962,365

Sales

Below is the total volume of grains sold broken down into geographical areas, measured in tons:

2014 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Wheat	11,359	-	-	-	11,359
Corn	140,658	26,720	11,743	773	179,894
Sunflower	9,687	-	58	-	9,745
Soybean	98,600	95,695	22,674	5,082	222,051
Sorghum	935	-	2,148	760	3,843
Other	6,049	448	-	11	6,508
Sugarcane	-	570,820	104,850	-	675,670
Total	267,288	693,683	141,473	6,626	1,109,070

2013 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Wheat	9,566	-	1,169	-	10,735
Corn	184,515	64,913	21,715	-	271,143
Sunflower	9,667	-	884	-	10,551
Soybean	79,255	100,311	27,645	1,603	208,814
Sorghum	1,278	-	3,939	590	5,807
Other	9,274	4,778	-	-	14,052
Sugarcane	-	1,047,792	132,085	-	1,179,877
Total	293,555	1,217,794	187,437	2,193	1,700,979

2012 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Wheat	19,758	-	988	-	20,746
Corn	154,845	55,974	13,295	-	224,114
Sunflower	16,802	-	1,293	-	18,095
Soybean	104,378	111,080	33,567	2,615	251,640
Sorghum	3,660	-	3,254	1,583	8,497
Other	5,366	6,153	-	-	11,519
Sugarcane	-	636,335	-	-	636,335
Total	304,809	809,542	52,397	4,198	1,170,946

The following table shows the sown surface area assigned to crop production, classified into owned, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2014(1)(2)	2013(1)(2)	2012(1)(2)
Own	122,632	127,952	127,793
Under lease	58,030	45,624	44,508
Under concession	20,986	8,937	8,778
Leased to third parties	7,616	18,223	23,595
Total	209,264	200,736	204,674

(1)	Sown land may differ from that indicated under “Uses of Land”, since some hectares are sown twice in the same season and therefore are counted twice.
(2)	Does not include Agro-Uranga S.A.

Stock	2014 Season	2013 Season	2012 Season	Variation 2014 vs. 2013	Variation 2013 vs. 2012
Corn	17,799	34,667	90,177	(48.7%)	(61.6%)
Soybean	84,351	45,928	47,587	83.7%	(3.5%)
Sunflower	1,825	5,855	3,501	(68.8%)	67.2%
Sorghum	530	3,577	2,581	(85.2%)	38.6%
Wheat	737	-	6,360	100.0%	(100.0%)
Cotton	-	239	1,269	(100.0%)	(81.2%)
Sugarcane	-	-	45,819	0.0%	(100.0%)
Other	32,782	-	1,321	100.0%	(100.0%)
Total	138,024	90,266	198,615	(53.0%)	(54.6%)

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions that allow us to sow a diversified range of products. Our leased land for crops is mostly located in the Pampas region, a favorable area for crop production. The leased farmlands are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farmlands for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“sharecropping”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. The principal advantage of leasing farmlands is that leases do not require us to commit large amounts of capital to the acquisition of lands but allow us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

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

Wheat seeding takes place from June to August, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to August. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting season. A major part of production, especially soybean, wheat and sunflower seeds, corn and sorghum, is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

Agro-Uranga S.A.

We have a 35.7% interest in Agro-Uranga S.A. (“Agro-Uranga”). This company optimizes production processes and attains excellent results, with special emphasis in soil conservation, the application of rational techniques and care of the environment.

Agro-Uranga has two farmlands: Las Playas and San Nicolás, with a combined area of 8,305 hectares, located in the core region of the Pampas prairies.

57% of the revenues from Agro-Uranga’s crop production derives from its special products division, including popcorn, chickpeas, peas and lentils, whereas the remaining 43% derives from commodities, such as soybean, corn and wheat.

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

Our land leasing policy is designed to supplement our expansion strategy, using our liquidity to make production investments in our principal agricultural activities. On the other hand, our leasing strategy provides us with an added level of flexibility in the share of each of our products in total production, providing for greater diversification.

The initial duration of lease agreements is typically one crop season. Leases of farmlands for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop (sharecropping”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During fiscal year 2014, we leased to third parties a total of 71 fields, covering 76,579 hectares, including 17,699 hectares in Brazil. Out of the total leased area, 58,030 hectares were assigned to agricultural production, including double crops, and 18,549 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2014	2013	2012
Crops	58,030	45,624	44,508
Cattle	18,549	12,635	12,635

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2014, compared to the two preceding fiscal years:

Crops

In millions of Ps.	Fiscal Year 2014 (Restated)	Fiscal Year 2013	Fiscal Year 2012	YoY var 2014 vs. 2013	YoY var 2013 vs. 2012
Revenues	836.8	750.4	636.1	11.5%	18.0%
Costs	(1,540.7)	(1,227.8)	(1,051.9)	25.5%	16.7%
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	868.4	572.1	513.4	51.8%	11.4%
Changes in net realizable value of agricultural produce after harvest	(17.6)	11.8	2.5	-	372.0%
Gross income	146.9	106.5	100.1	38.2%	6.39%
General and administrative expenses	(149.0)	(90.1)	(86.8)	65.3%	3.8%
Selling expenses	(117.9)	(116.1)	(88.4)	1.5%	31.3%
Other operating income, net	(28.3)	(7.5)	(58.1)	275.5%	(87.1%)
Operating loss	(148.3)	(107.2)	(133.2)	38.1%	(19.3%)
Income /(loss) from interests in equity investees and joint ventures	11.0	8.1	6.0	35.6%	35.0%
Segment loss	(137.3)	(99.1)	(127.2)	38.3%	(22.0%)

Sugarcane

In millions of Ps.	Fiscal Year 2014 (Restated)	Fiscal Year 2013	Fiscal Year 2012	YoY var 2014 vs. 2013	YoY var 2013 vs. 2012
Revenues	123.9	160.3	98.9	(22.7%)	62.1%
Costs	(206.8)	(302.2)	(167.9)	(31.6%)	80.0%
Changes in net realizable value of agricultural produce after harvest	96.2	197.3	82.3	(51.2%)	139.7%
Gross income	13.3	55.4	13.3	(75.9%)	319.7%
General and administrative expenses	(28.3)	(24.2)	(19.4)	17.0%	24.7%
Selling expenses	(4.9)	(4.0)	-	21.6%	-
Other operating income, net	(0.6)	-	-	1944.4%	-
Operating income / (loss)	(20.5)	27.2	(6.1)	(174.9%)	(538.7%)
Segment income / (loss)	(20.5)	27.2	(6.1)	(174.9%)	(538.7%)

In Argentina, the 2013/2014 season was favored by the rains of January and February, which helped in the recovery of soybean production. On the other hand, in Bolivia and Brazil, planted acreage and plantings of certain crops decreased due to weather difficulties (excessive rainfall in the first case and droughts in the second one, mainly in the area of Bahia, Brazil).

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets.  As of June 2014, our cattle aggregated 65,536 heads, and we had a total surface area of 95,160 hectares of own and leased lands devoted to this business activity.  In addition, we have leased to third parties 5,495 hectares assigned to these activities.

During the fiscal year ended June 30, 2014, our cattle activities generated sales of Ps. 90.3 million, representing 5% of our total consolidated sales from the agricultural business, and our production was 7,380 tons, a decrease of 10% compared to the previous fiscal year. This fall was mainly due to adverse weather conditions that affected our cattle’s fattening capacity.

The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2014(2)	2013(2)	2012(2)
Cattle production (1)	7,380	8,196	9,329

(1)	Does not include production from Agro-Uranga.
(2)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of cattle owned by us.

Management by lot in our pastures is aided by electrical fencing which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160 kg to 360 kg fattening cycle by grazing in pastures located in our north farmlands, where conditions are adequate for initial fattening. For fattening above 360 kg, cattle are fattened in our feedlot facilities located in our Los Pozos and La Suiza farmlands, in Chaco, until they reach 430 kg. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered.

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

Currently, the cattle raising farmlands are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area.

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of head of cattle for each activity:

	2014(2)	2013(2)	2012(2)
Breeding (1)	54,808	35,743	42,109
Fattening	10,728	21,466	17,326
Total	65,536	57,209	59,435

(1)           For classification purposes, upon birth, all calves are considered to be in the breeding process.
(2)           Does not include heads of cattle from Agro-Uranga S.A.

We seek to improve cattle production and quality in order to obtain a higher price through advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain herds with characteristics better suited to the pastures in which they graze. To enhance the quality of our herds even further, we plan to continue improving our pastures through permanent investment in seeds and fertilizers, an increase in the watering troughs available in pastures, and the acquisition of round bailers to cut and roll grass for storage purposes.

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly Foot-and-mouth disease (“FMD”).

Direct costs of beef production consist primarily of crops for feeding and dietary supplementation purposes, animal health and payroll costs, among others.

Results

The following table shows this segment’s results for fiscal year 2014, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2014 (Restated)	Fiscal Year 2013	Fiscal Year 2012	YoY var 2014 vs. 2013	YoY var 2013 vs. 2012
Revenues	90.3	82.9	132.3	8.9%	(37.3%)
Costs	(160.7)	(147.3)	(163.5)	9.1%	(9.9%)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	145.3	79.3	79.0	83.2%	0.4%
Changes in net realizable value of agricultural produce after harvest	0.2	-	0.1	-	-
Gross income	75.1	14.9	47.9	403.0%	(68.9%)
General and administrative expenses	(27.8)	(13.7)	(14.9)	102.7%	(8.1%)
Selling expenses	(13.8)	(11.4)	(11.6)	21.7%	(1.7%)
Other operating income, net	(1.9)	(1.9)	(3.0)	0.1%	(36.7%)
Operating Income / (Loss)	31.6	(12.0)	18.4	363.4%	(165.2%)
Segment Income / (Loss)	31.6	(12.0)	18.4	362.6%	(165.2%)

Dairy

As of June 30, 2014, we conducted our milk business in the dairy facility located in “El Tigre” farmland in La Pampa, Argentina. We have a capacity of 2,588 cows in milking per day and seek to increase total productivity through the application of new technologies including improved genetic management for milk production, feeding strategic planning based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by surveying the information supplied by the farmland.

Within the process of de-commoditization and technological innovation, we implemented an identification and tracking system in compliance with European and SENASA standards. We also obtained Global Gap and HCCP certification. Our goal in this respect is to distinguish our production and obtain higher prices in production sales.

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

The following table sets forth, for the periods indicated, the average number of our dairy cows, average daily production per cow and our total milk production:

	2014(1)	2013(1)	2012(1)
Average dairy cows per day	2,588	2,439	2,046
Production (daily liters per cow)	20.2	20.2	22.9
Total production (thousands of liters)	19,320	18,459	16,563

(1)	Does not include production from Agro-Uranga.

At the closing of fiscal year 2014, we had 6,450 heads of cattle on 2,864 hectares involved in the production of milk; whereas as of June 30, 2013, we had 6,529 heads of cattle on 2,780 hectares.

Results

The following table shows this segment’s results for fiscal year 2014, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2014 (Restated)	Fiscal Year 2013	Fiscal Year 2012	YoY var 2014 vs. 2013	YoY var 2013 vs. 2012
Revenues	53.9	38.8	30.2	38.9%	28.5%
Costs	(104.3)	(74.8)	(57.8)	39.4%	29.4%
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	62.8	40.7	34.0	54.2%	19.7%
Gross income	12.4	4.7	6.3	162.9%	(25.4%)
General and administrative expenses	(5.9)	(3.1)	(2.9)	88.1%	6.9%
Selling expenses	(2.2)	(1.8)	(1.2)	23.7%	50.0%
Other operating income, net	(0.6)	(0.4)	(0.6)	42.7%	(33.3%)
Operating Income / (Loss)	3.7	(0.6)	1.6	704.5%	(137.5%)
Segment Income / (Loss)	3.7	(0.6)	1.6	704.5%	(137.5%)

Agricultural Rentals and Services

We lease own farmlands to third parties for agriculture, cattle breeding and seed production, mainly in two types of farmlands. On the one hand, we lease our farmlands under irrigation in San Luis (Santa Bárbara and La Gramilla) to seed producers. These farmlands are ideal for obtaining steady production levels, given the quality of their soil and the weather conditions of the area, along with the even humidity provided by irrigation.

On the other hand, we lease farmlands recently put into production after agricultural development. In this way we manage to reduce our production risk, ensuring fixed rental income until the new farmlands reach stable productivity levels.

In addition, in this segment we include the irrigation service we provide to our own farmlands leased to third parties.

Results

The following table shows this segment’s results for fiscal year 2014, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2014 (Restated)	Fiscal Year 2013	Fiscal Year 2012	YoY var 2014 vs. 2013	YoY var 2013 vs. 2012
Revenues	29.1	30.8	25.3	(5.5%)	21.7%
Costs	(17.4)	(12.1)	(2.6)	44.2%	365.4%
Gross income	11.7	18.7	22.7	(37.3%)	(17.2%)
General and administrative expenses	(2.7)	(4.5)	(3.7)	(38.2%)	21.6%
Selling expenses	(0.8)	(1.5)	(1.3)	(46.7%)	15.4%
Other operating income, net	(0.3)	(1.0)	(0.7)	(48.6%)	42.9%
Operating income	7.9	11.7	17.0	(32.5%)	(31.2%)
Segment income	7.9	11.7	17.0	(32.5%)	(31.2%)

Acquisition, Sale and Transformation of Lands

Land Acquisitions

We intend to increase our farmland portfolio by acquiring large extensions of land with high appreciation or production potential. We also intend to transform the land acquired from non-productive to cattle breeding, from cattle breeding to farming, or applying technology to improve farming yields so as to generate higher land appreciation.

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

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding neighboring farmlands (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

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

The following chart shows, for the fiscal years indicated below, certain information concerning our land acquisitions for each of the last fifteen fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Amount of Acquisitions (Ps. million)
2000	-	-
2001	-	-
2002	-	-
2003 (2)	1	25.0
2004	-	-
2005 (3)	2	9.3
2006 (4)	1	45.9
2007 (5)	1	7.3
2008 (6)	2	4.5
2009 (7)	7	133.2
2010 (8)	-	5.0
2011 (9)	3	61.5
2012	-	-
2013	-	-
2014	-	-

(1)
Includes the acquisition of “Ñacurutú,” “Tapenagá,” “Santa Bárbara" and “La Gramilla,” “La Sofia,” “La Suiza,” “La Esmeralda” and “Tourné” farmlands of 30,350 hectares, 27,312 hectares, 7,052 hectares, 1,223 hectares, 41,993 hectares, 11,841 hectares and 19,614 hectares, respectively. It also includes the acquisition of “Las Vertientes” which is a silo plant.

(2)	Includes the acquisition of “El Tigre” farmland of 8,360 hectares.
(3)
Includes the acquisition of “La Adela” and “El Invierno” farmlands of 72 hectares and 1,946 hectares, respectively. In July 2014 we sold to our subsidiary IRSA the “La Adela” farmland, for more information please see “Recent Developments”.

(4)	Includes the acquisition of “San Pedro” farmland of 6,022 hectares.
(5)	Includes the acquisition of “8 de Julio” farmland of 90,000 hectares.
(6)	Includes the acquisition of the remaining 25% of “La Adela” farmland of 18 hectares and 80% of “La Esperanza” farmland of 980 hectares.
(7)
Includes the acquisition of "Estancia Carmen", "Puertas de Luján", "Las Londras", "San Cayetano", "San Rafael", and "La Fon Fon" farmlands and 50% of "Jerovia" farmland, of 10,911, 115, 4,566, 883, 2,969, 3,748 and 20,966 hectares, respectively.

(8)	Includes exercise of the option over 50% of the “Jerovía” farmland of 3,646 hectares.
(9)
Includes the acquisition of “La Primavera” and “4 Vientos” farmlands of 2,341 hectares and 2,659 hectares, respectively. In addition, it includes the acquisition of 943 hectares of the Mendoza farlmland.

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

The following chart shows, for the fiscal years indicated below, certain information concerning our land sales for each of the last 15 fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Gross Proceeds from Sales (Ps. million)	Profit/ (Loss) (1) (Ps. million )
1998 (2)	2	6.8	4.1
1999 (3)	2	27.8	9.4
2000	-	-	-
2001 (4)	2	9.0	3.0
2002 (5)	3	40.6	14.8
2003 (6)	2	12.0	4.9
2004 (7)	2	4.1	1.7
2005 (8)	2	29.8	20.0
2006 (9)	1	16.1	9.9
2007 (10)	3	29.9	22.3
2008 (11)	2	23.0	20.0
2009 (12)	2	2.0	1.9
2010 (13)	1	18.6	13.7
2011 (14)	2	84.5	54.6
2012 (15)	3	118.3	63.2
2013 (16)	4	332.6	149.6
2014 (17)	2	148.5	91.4
______________
(1)	Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.
(2)	Includes the sale of 7,878 hectares of “Moroti” and “Santa Rita” farmlands.
(3)	Includes the sale of “El Meridiano” and “Runciman” farmlands of 6,302 and 3,128 hectares, respectively.
(4)	Includes the sale of “El Bañadito” and “Tourne” farmlands of 1,789 and 19,614 hectares, respectively.
(5)	Includes the sale of “El Silencio”, “La Sofia” and “El Coro” farmlands of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.
(6)	Includes the sale of “Los Maizales” and “San Luis” farmlands of 618 and 706 hectares, respectively.
(7)	Includes the sale of “41-42” farmland of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.
(8)	Includes the sale of “Ñacurutú” and “San Enrique” farmlands of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.

(9)	Includes the sale of “El Gualicho” farmland of 5,727 hectares.
(10)	Includes the sale of 20,833 hectares of “Tapenagá” farmland and the partial sale of 14,516 hectares of “Los Pozos” farmland and 50 hectares of “El Recreo” farmland.
(11)	Includes the partial sale of 4,974 hectares of “Los Pozos” farmland and the partial sale of 2,430 hectares of “La Esmeralda” farmland.
(12)	Includes the partial sale of 1,658 hectares of “Los Pozos” farmland and the partial sale of 1,829 hectares of “El Recreo” farmland.
(13)	Includes the sale of 12,071 hectares of “Tali Sumaj”.
(14)	Includes the sale of “La Juanita” farmland, of 4,302 hectares, and the partial sale of 910 hectares of “La Fon Fon”.
(15)	Includes the sale of 2,447 hectares of “San Pedro” farmland, the partial sale of 1,194 hectares of “La Fon Fon” farmland, and the partial sale of 115 hectares of “Puerta de Lujan” farmland.
(16)
Includes the sale of 14,359 hectares of “Horizontina” farmland, the partial sale of 394 hectares of “Araucaria” farmland, the partial sale of “Cremaq” farmland of 4,985 hectares, and the partial sale of  5,613 hectares of La “Suiza” farmland.

(17)	Includes the sale of 883 hectares of “San Cayetano” farmland and the partial sale of 1,164 hectares of “Araucaria” farmland.

On May 27, 2014, Ombú executed an agreement for the sale, subject to retention of title, of an 882,955 hectare property in the “San Cayetano I” farmland for a total price of US$ 4.2 million. Out of this amount, the sum of US$ 1 million has been collected and the balance is payable in 5 consecutive, semi-annual installments, the last of which is due in November 2016. The agreement provides that title conveyance will be registered once the full price has been paid. Possession was surrendered on the date of execution of the agreement. The Company recorded a gain of US$ 1.8 million (equal to Ps. 15.6 million) for this sale.

In June 2014, through Brasilagro, we sold a new fraction of 1,164 hectares in the “Araucaria” farm located in the municipal district of Mineiros, State of Goias. The sale price was 735,000 bags of soybean or Rs. 41.3 million (Rs. 45,000 per hectare). From this amount 75,000 bags of soybean were received, for Rs. 4.5 million, and the balance is payable in 4 (four) annual installments. This asset was valued at Rs. 10.7 million (purchase cost plus investments made).

In July 2014 we sold to our subsidiary IRSA the “La Adela” farmland. For more information please see “Recent Developments”.

Farmland Development

We consider that there is great potential in farmland development where, through the use of current technology, we may achieve similar yields with higher profitability than in core areas.

As of June 30, 2014, we owned land reserves in the region extending over more than 352,928 hectares that were purchased at very attractive prices. In addition, we have a concessions for over 109,014 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

We conducted our land development business in Argentina mainly in the “Anta” farm located in Las Lajitas, province of Salta, Argentina. During fiscal year 2014, we developed 1,458 hectares intended for agricultural production and 660 hectares intended for cattle raising, reaching 22,986 hectares in operation.

Furthermore, during fiscal year 2014 we continued with the development of our “Agro Riego” farm in the province of San Luis, Argentina where we developed 260 hectares intended for agriculture including spray irrigation infrastructure, reaching 4,302 hectares in operation.

In connection with our business in Paraguay, in the next fiscal year Cresca plans to continue to develop 2,400 hectares for cattle and 1,975 for agricultural production. Our developments in Brazil, through our subsidiary Brasilagro, consisted of 13,000 hectares of developed land.

Results

The following table shows this segment’s results for fiscal year 2014, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2014 (Restated)	Fiscal Year 2013	Fiscal Year 2012	YoY var 2014 vs. 2013	YoY var 2013 vs. 2012
Costs	(8.2)	(5.7)	(4.7)	45.0%	21.3%
Gross loss	(8.2)	(5.7)	(4.7)	45.0%	21.3%
Gain from disposal of farmlands	91.4	149.6	45.5	(38.9%)	228.8%
Operating income / (loss)	78.0	132.6	39.2	(41.2%)	238.3%
Segment income / (loss)	78.0	132.6	39.2	(41.2%)	238.3%

Agro-industrial Activities

This segment consists in the fattening of cattle in feedlots and the slaughtering and processing of beef in meat packing plants. Feedlot cattle breeding requires specific care and diets that differ from those applicable to natural grass-fed cattle breeding.

Our feedlot operations are developed through our subsidiary Cactus Argentina S.A. and take place in a 170-hectare farm located in Villa Mercedes, Province of San Luis, Argentina, which started to operate in September 1999. Cactus has been a pioneer in feedlot services with 18,000 heads of cattle capacity, depending on the size of the cattle.

Towards the end of this fiscal year, given the closeness of the feedlot facility to the district of Villa Mercedes, we decided to discontinue the livestock fattening business there.

Moreover, through our subsidiary Sociedad Anónima Carnes Pampeanas S.A. (“Carnes Pampeanas”) we own a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,600 cattle heads per month.

During the last years, the smaller supply of cattle has adversely affected the value chain by reducing cold-storage plant utilization. This has left several plants struggling to remain operational in view of the poor returns and shortage of raw materials. Our investment in Carnes Pampeanas has not escaped unscathed of this situation.

Since December 2011, the packing plant had remained closed due to the difficult situation experienced by the industry. With the support of the Provincial Government of La Pampa and the Federal Government, combined with our confidence that the business could be successfully resumed, in August 2012 the packing plant was reopened and restarted production.

Fiscal year 2013 was a tough year for this segment due to an unfavorable market scenario. In fiscal year 2014, the segment recorded net income for Ps. 1.9 million, mainly due to a significant increase in the share of cuts intended for export during the second and third quarters. In addition, average slaughtering reached 6,700 heads per month, compared to 3,600 in fiscal year 2013.

Results

The following table shows this segment’s results for fiscal year 2014, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2014 (Restated)	Fiscal Year 2013	Fiscal Year 2012	YoY var 2014 vs. 2013	YoY var 2013 vs. 2012
Revenues	554.1	208.9	100.1	165%	109%
Costs	(479.7)	(204.7)	(110.8)	134%	85%
Gross income / (loss)	74.4	4.2	(10.7)	1,655%	(139%)
General and administrative expenses	(16.9)	(10.9)	(7.4)	54%	47%
Selling expenses	(54.8)	(21.5)	(7.6)	155%	183%
Other operating income, net	(0.9)	(1.3)	0.1	(33%)	-
Operating income / (loss)	1.8	(29.5)	(25.6)	(106%)	16%
Segment income / (loss)	1.8	(29.5)	(25.6)	(106%)	16%

Other Segments

Futuros y Opciones.Com S.A.

In May 2000, we acquired 70% of the shares of FyO for Ps. 3.5 million. The site was launched in November 1999 and was aimed at becoming the most important agriculture business community in latin america. FyO launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, arrange loans, and obtain insurance, among other things. Currently, the main activity of FyO is grain brokerage.

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

During fiscal year 2007, FyO started to trade futures and options: it acquired a share in the Buenos Aires futures and options exchange market (“MATBA”) and has also become a dealer. The service consisting in hedging with futures has consolidated into an essential tool for our customers to manage their price risks.

FyO is committed to excellence through quality and continued improvement. For this reason, since 2008 all its business and administrative processes have been certified under ISO 9001:2008 standards.

As of June 30, 2014, our interest in FyO was 59.59%.

As of the end of fiscal year 2014, the company’s total revenues from its grains brokerage business unit were Ps. 45.4 million with a trading volume of 1.9 million tons, in line with the volume traded in the 2013 period despite the lagging of the harvesting activities in the whole territory of Argentina. The main crops traded were corn and soybean, and to a lesser extent, wheat and sunflower.

At the closing of fiscal year 2013, the company acquired Granos Olavarría S.A., by purchasing a 96.37% interest in it. This company is engaged in cereal storage and brokerage activities, and since its acquisition, it has traded approximately 0.3 million tons during the fiscal year.

As concerns its supplies business, it recorded a strong growth, generating revenues for Ps. 67.5 million, an increase of 55% as compared to the revenues generated in the previous fiscal year. The sector added a new proprietary product line and has developed new strategic alliances with first class companies that do business in different regions of the world.

FyO’s internet business is one of the most comprehensive and better positioned businesses in the sector, as it offers a full suite of products and services for customers and users. It has the leading portal in agricultural trading and in the social networks it has the largest community in the farming industry. Moreover, it leads the mobile sector through its two apps. In November of 2014 the business will reach its fifteenth anniversary. From its onset, it has been adding to its customer portfolio leading international and domestic companies and reaching an increasing number of users and ascending presence in search engines such as Google. In August 2013, it revamped its site and launched new products, becoming one of the sites with the most advanced technology and innovations in the industry. At the closing of this fiscal year, it has reached over 900,000 visits per month, 120,000 users per month and 70 clients per year.

FyO’s goal is to continue consolidating itself as a leading company in the grains brokerage business, standing out from its competitors by offering a full suite of advisory services to its clients and contributing its broad experience in the industry along with its staff’s expertise.

Results

The following table shows this segment’s results for fiscal year 2014, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2014 (Restated)	Fiscal Year 2013	Fiscal Year 2012	YoY var 2014 vs. 2013	YoY var 2013 vs. 2012
Revenues	124.0	83.3	55.1	48.8%	51.2%
Costs	(100.3)	(71.2)	(46.1)	40.8%	54.4%
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	-	(1.0)	0.1	(100.0%)	-
Gross income	23.7	11.1	9.1	113.9%	23.3%
General and administrative expenses	(7.9)	(7.1)	(13.6)	11.3%	(47.8%)
Selling expenses	(10.7)	(6.9)	(5.3)	56.0%	30.2%
Other operating income, net	3.1	15.7	0.7	(80.3%)	2,142.9%
Operating income / (loss)	8.1	12.8	(9.2)	(36.5%)	(239.1%)
Income / (loss) from interests in associates and joint ventures	0.4	1.1	(0.4)	(63.6%)	(375.0%)
Segment income / (loss)	8.6	13.9	(9.6)	(38.2%)	(244.8%)

Farmland Portfolio

As of June 30, 2014, we owned, together with our subsidiaries, 32 farmlands, with a total surface area of 636,327 hectares.

The following table sets forth our exploited farmland portfolio as of June 30, 2014:

Use of Farmlands Owned and under Concession as of June 30, 2014
	Locality	Province	Date of	Surface Area	Main Business	Beef Cattle	Sheep	Milk	Agriculture	Beef cattle
			Acquisition	(has)		(has)	(has)	(has)	(has)	(Head)
La Adela (5)	Lujan	Buenos Aires	Original	1,054	Agriculture				837
El Recreo	Recreo	Catamarca	May 95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May 95	239,639	Beef cattle/ Agriculture/ Natural woodlands	45,290			13,441	35,325
San Nicolás (1)	Rosario	Santa Fe	May 97	1,431	Agriculture				1,428
Las Playas (1)	Idiazabal	Cordoba	May 97	1,534	Agriculture/ Milk				1,265
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov 97	7,072	Agriculture Under irrigation				4,302
La Suiza	Villa Angela	Chaco	Jun 98	36,380	Agriculture/ Beef cattle	30,565			4,499	19,229
La Esmeralda	Ceres	Santa Fe	Jun 98	9,370	Agriculture/ Beef cattle				8,430
El Tigre	Trenel	La Pampa	Apr 03	8,360	Agriculture/ Milk			2,864	4,240	6,450
El Invierno	Rancul	La Pampa	Jun 05	1,946	Agriculture				1,844
San Pedro	Concepción de Uruguay	Entre Rios	Sep 05	6,022	Agriculture	1,143			4,076
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May 07/ Sep 08	100,911	Sheep		85,000			6,890
Cactus Argentina	Villa Mercedes	San Luis	Dec 97	171	Feedlot	170
Las Vertientes	Las Vertientes	Cordoba	-	4	Silo
La Esperanza	Rancul	La Pampa	Mar 08	980	Agriculture				334
Las Londras	Santa Cruz	Bolivia	Nov 08	4,566	Agriculture				3,835
San Cayetano	Santa Cruz	Bolivia	Nov 08	883	Agriculture				876
San Rafael	Santa Cruz	Bolivia	Nov 08	2,969	Agriculture				2,919
La Fon Fon	Santa Cruz	Bolivia	Nov 08	1,643	Agriculture				1,643
La Primavera	Santa Cruz	Bolivia	Jun 11	2,340	Agriculture				902
Cuatro Vientos	Santa Cruz	Bolivia	Jun 11	2,658	Agriculture				1,858
Jerovia (2)	Mariscal Estigarribia	Paraguay	Feb 09	40,495	Agriculture/ Natural woodlands	585			5,163	683
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar 11	389	Reserve
Cremaq	Baixa Grande Ribeiro/PI	Brazil		27,807	Agriculture				16,485
Jatoba	Jaborandi/BA	Brazil		31,606	Agriculture				15,147
Alto Taquari	Alto Taquari/MT	Brazil		5,186	Agriculture				2,859
Araucaria (4)	Mineiros/GO	Brazil		9,288	Agriculture				4,861
Chaparral	Correntina/BA	Brazil		37,182	Agriculture				10,258
Nova Buruti	Januária/MG	Brazil		24,247	Forestry
Preferencia	Barreiras/BA	Brazil		17,799	Beef cattle	4,352			1,599

Subtotal Own				636,327		82,105	85,000	2,864	113,101	68,577
Anta	Las Lajitas	Salta		132,000					19,253	540
Subtotal under Concession				132,000					19,253	540
Total				768,327		82,105	85,000	2,864	132,354	69,117

(1)	Hectares in proportion to our 35.723% interest in AgroUranga S.A.
(2)	Hectares in proportion to our 50.0% interest in Cresca S.A.
(3)	Hectares under concession. Includes 13,605 hectares operated by third parties.
(4)	On June 27, 2014 Brasilagro sold a fraction of 1,164 hectares of Araucaria farmland.
(5)	In July 2014 we sold to our subsidiary IRSA the “La Adela” farm, for more information please see “Recent Developments”.

La Adela

“La Adela” farmland is located 60 kilometers northwest of the City of Buenos Aires, and it is one of our original farmlands. In December 2001, the dairy facility was closed down, using its total surface area for crop production. Between March 2005 and December 2007 we bought 72 additional hectares which were added to the existing 982 hectares. During the fiscal year ended June 30, 2014, 837 hectares were used for corn and soybean crops. In July 2014 we sold to our subsidiary IRSA the “La Adela” farm, for more information please see “Recent Developments”.

El Recreo

“El Recreo” farmland, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

Los Pozos

The “Los Pozos” farmland, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as sorghum and corn, among otheRs. For the fiscal year ended June 30, 2014, we used 13,441 hectares in agricultural production. We completed the development of tropical pastures in almost 45,000 hectares. As of June 30, 2014, there were 35,325 heads of cattle in this farmland.

San Nicolás

“San Nicolás” is a 4,005-hectare farmland owned by Agro-Uranga and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2014, 7,364 hectares were planted for agricultural production, including double crops. The farmland has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

 The “Las Playas” farmland has a surface area of 4,294 hectares and is owned by Agro-Uranga located in the Province of Córdoba, it is used for agricultural purposes. As of June 30, 2014, the farmland had a sown surface area, including double crops, of 6,324 hectares for grain production.

La Gramilla and Santa Bárbara

These farmlands have a surface area of 7,052 hectares in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farmlands well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2013/2014 farmland season, a total of 3,593 hectares were sown, 513 hectares of which were sown under contractual arrangements with seed produceRs. We leased, in turn, 1,250 hectares to third parties. The remaining hectares are kept as land reserves.

La Suiza

 The “La Suiza” farmland has a surface area of 36,380 hectares and is located in Villa Ángela in the Province of Chaco, Argentina. It is used for raising cattle. On June 19, 2013, we executed a deed of sale for a fraction of 5,613 hectares for a total sale price of US$ 6.7 million, generating a gain of Ps. 29.8 million. As of June 30, 2014, “La Suiza” had a stock of approximately 19,229 heads of cattle. During the 2013/14 season, we used 2,424 hectares for agricultural production and we leased to third parties 2,264 hectares allocated to cotton and 200 hectares intended for timber production.

La Esmeralda

The “La Esmeralda” farmland has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farmland was acquired in June 1998. During the 2013/14 farmland season, we used 7,008 hectares for production of corn, soybean, wheat, sunflower and sorghum and we leased to third parties 1,617 hectares intended for agricultural production.

El Tigre

The “El Tigre” farmland was acquired on April 30, 2003 and has a surface area of 8,365 hectares. This farmland has a high-tech dairy facility where we develop our milk production business in compliance with the highest quality standards. It is located in Trenel in the Province of La Pampa. As of June 30, 2014, 5,416 hectares were assigned to crop production, including double crops, and 2,864 hectares were assigned to milk production. This farmland produced 19.32 million liters of milk in the fiscal year ended June 30, 2014, with an average of 2,588 cows being milked and an average daily production of 20.7 liters per cow.

El Invierno

The “El Invierno” farmland was acquired on June 24, 2005 and has a surface area of 1,946 hectares.  It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of the City of Buenos Aires. During the fiscal year ended June 30, 2014, we used the land exclusively for crop production and planted 1,844 hectares.

San Pedro

 The “San Pedro” farmland was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2013/2014 farmland season, 5,579 hectares were used for agricultural production, including double crops, and 1,143 hectares were leased to third parties for livestock activities.

8 de Julio and Estancia Carmen

The “8 de Julio” farmland was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farmland offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farmland stretches over 20 kilometers of coast. "Estancia Carmen" was acquired on September 5, 2008 and has a surface area of 10,911 hectares. It is located in the Province of Santa Cruz, next to our "8 de Julio" farmland, and as the latter, it has excellent potential for sheep production. As of June 30, 2014, these farmlands had a stock of 6,890 sheep.

Cactus

The feedlot has a surface area of 170 hectares and is owned by Cactus. It is located in Villa Mercedes, Province of San Luis. Given its degree of urban development and closeness to the city, at the closing of the fiscal year we decided to discontinue fattening activities in this facility.

Las Vertientes

The “Las Vertientes” storage facility has a surface area of 4 hectares and 10,000 tons capacity, and is located in Las Vertientes, Río Cuarto, in the Province of Córdoba.

La Esperanza

In 2008 we acquired “La Esperanza” farmland located in the Province of La Pampa with a surface area of 980 hectares. The transaction was agreed for a price of US$ 1.3 million that has been paid in full. During the year ended June 30, 2014, we used this farmland solely for crop production.

Las Londras

On January 22, 2009, the bill of purchase for "Las Londras" farmland was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2013/2014 farmland season it was used for crop production.

San Cayetano

On November 19, 2008, the bill of purchase for "San Cayetano" farmland was cast into public deed. This farmland is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 883 hectares, which were used for crop production during the 2013/2014 farmland season. In May 2014, the sale of this farmland was agreed for a total amount of US$ 4.2 million, generating a gain of Ps. 1.5 million.

San Rafael

On November 19, 2008, the bill of purchase for "San Rafael" farmland was cast into public deed. This farmland is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2013/2014 farmland season.

La Fon Fon (I & II)

On November 19, 2008, the bill of purchase for "La Fon Fon" farmland was cast into public deed; it has a surface area of 3,748 hectares, and is located in the Province of Obispo Santiesteban, Republic of Bolivia. During fiscal years 2011 and 2012 we sold “La Fon Fon I” farmland; therefore, the remaining total area of 1,634 hectares corresponding to La Fon Fon II. During the 2013/2014 season, this farmland was used for crop production.

On October 17, 2013, a purchase-sale agreement was executed involving the total area of La Fon Fon II for a total amount of US$ 7 million.

4 Vientos

On June 3, 2011, we executed the purchase agreement for the “4 Vientos” farmland, with a surface area of approximately 2,660 hectares, allocated to sugarcane production. Its purchase price was US$ 8.4 million.

La Primavera

On June 7, 2011 we acquired “La Primavera” farmland, with a surface area of approximately 2,340 hectares. During the 2014 season, this farmland was used for crop production.

Jerovia

Cresca owns 50% of "Jerovia" farm, located in Mariscal José Félix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, with a surface area of 45,578 hectares. During the 2013/14 season we executed a purchase agreement for 35,864 hectares. In December 2013, we sold our entire interest in Cresca to our subsidiary Brasilagro for US$ 18.5 million. On July 14, 2014, the title deed recording the sale of 24,624 hectares was executed.

Establecimiento Mendoza

On March 2, 2011, we purchased, jointly with Zander Express S.A,, a rural property composed of thirteen plots of land located in the District of Perdriel, Luján de Cuyo Department, in the Province of Mendoza. As a result of this acquisition, Cresud has become owner of a 40% undivided estate in all and each of the properties, while Zander Express S.A. holds the remaining 60%. The total agreed price for this transaction was US$ 4.0 million; therefore, the amount of US$ 1.6 million was payed by us.

Cremaq

Cremaq was acquired in October 2006 for Rs. 42 million. It is located in the State of Piauí, in the northeastern region of Brazil, close to the Itaqui Port, in the State of Maranhão. It has a surface area of 32,702 hectares, out of which approximately 21,823 hectares are used for agriculture. This farm was fully transformed and allocated to agriculture.

In May 2013, the sale of 4,895 hectares (approximately 3,201 of which are used for agriculture) was agreed upon for a total price of Rs. 42.1 million. We recognized a gain for the sale of Rs. 26.5 million.

Jatobá

Jatobá is a farm in the northeastern region of Brazil, with a total surface area of 31,606 hectares, 24,254 of which are intended for agriculture. Jatobá was acquired in March 2007 for Rs. 33 million. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia, Brazil.

Araucária

Araucária is a farm located in the municipal district of Mineiros, in the State of Goiás, Brazil, and it has a total surface area of 9,682 hectares, 6,292 of which are used for agriculture. Araucaria was acquired in 2007 for Rs. 70.4 million. Before we purchased it, Araucária had been used for grain planting. The farm was transformed, and at present it is planted with sugarcane.

In May 2013, an area of 394 hectares (310 of which are used for agriculture) was sold. The sale price was Rs. 11.7 million. We recognized a gain for the sale of Rs. 6.7 million. Additionally, in May 2014, the sale of 1,164 hectares was agreed for a total amount of Rs. 41.3 million.

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso, and it has a total surface area of 5,186 hectares, 3,666 of which are used for agriculture. The farm was acquired in August 2007 for Rs. 33.2 million. Before we purchased it, the farm was used for agriculture and cattle raising. Following its transformation, it is being used for sugarcane production.

Chaparral

Chaparral is a 37,181-hectare farm, with 27,414 hectares used for agriculture. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007 for Rs. 47.9 million.

Nova Buriti

Located in the municipal district of Januária, State of Minas Gerais, Nova Buriti has a surface area of 24,247 hectares, 19,004 of which are used for agriculture. Nova Buriti was acquired in December 2007 for Rs. 21.6 million. It is located in the southeastern region of Brazil and it is close to the large iron industries. At present, it is undergoing proceedings for obtaining the environmental licenses required for starting operations.

Preferencia

Preferencia is located in the municipal district of Barreiras, in the State of Bahia. It has a total surface area of 17,799 hectares, 14,237 of which are used for agricultural activities. It was acquired for Rs. 9.6 million in September 2008. The farm is being transformed into a pasturing area and will be later developed for agricultural purposes.

Silos

As of June 30, 2014, we had a storage capacity of approximately 105,541 tons (including 35.723% of the storage capacity of over 14,950 tons available at Agro-Uranga).

The following table shows, for the fiscal years presented, our storage facilities:

	2014(2)	2013(2)	2012(2)	2011	2010
Las Vertientes	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341	5,341	5,341
Brasilagro	74,000	74,000	74,000	-	-
Total	89,341	89,341	89,341	15,341	15,341

(1)	Owned by us through Agro-Uranga (which represents 35.723% of the total capacity).
(2)	Includes Brasilagro.

Land Management

In contrast to traditional Argentine farmlands, run by families, we centralize policy making in our Executive Committee that meets on a weekly basis in the City of Buenos Aires. Individual farm management is delegated to farm managers who are responsible for farm operations. The Executive Committee lays down commercial and production rules based on sales, market expectations and risk allocation.

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

Prices in the cattle market in Argentina are basically fixed by local supply and demand. The Liniers Market (in the City of Buenos Aires) provides a standard in price formation for the rest of the domestic market. In this market live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Dairy

During fiscal year 2014, 2013 and 2012, we sold our entire milk production to the largest Argentine dairy company, Mastellone Hnos. S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2014 our sales from the agribusiness segment (excluding sales of farmlands) were made to approximately 500 customers. Sales to our ten largest customers represented approximately 45% to 50% of our net sales. Of these customers, our biggest three customers were Bunge Alimentos S.A., Brenco Companhia Brasileira de Energia Renovável and Molinos Río de la Plata S.A. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options to hedge against a drop in prices. Approximately 87% of the futures and options contracts are closed through the Bolsa de Cereales de Buenos Aires and 13% in the Chicago Board of Trade for hedging purposes.

Our storage capabilities allow us to condition and store grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities in Argentina, with capacity for 10,000 tons, are located in “Las Vertientes”, close to Río Cuarto, Province of Córdoba. In addition, we store grains in silo bags. On the other hand, in Brazil we have a total storage capacity of 90,200 tons.

Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Arre Beef S.A., Quickfood S.A., Frigorífico Forres Beltrán S.A., Madelán S.A., Colombo y Colombo S.A., Iván O’Farrell S.R.L. and Columbo y Magliano S.A., for prices based on the price at Liniers Market.

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

Competition

The agricultural and livestock sector is highly competitive, with a huge number of produceRs. We are one of the leading producers in Argentina and the region. However, if we compare the percentage of our production to the country’s total figures, our production would appear as extremely low, since the agricultural market is highly atomized. Our leading position improves our bargaining power with suppliers and customeRs. In general, we obtain discounts in the region in the acquisition of raw materials and an excess price in our sales.

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

Main indicators for the fiscal years ended in June 30, 2014, 2013 and 2012(1) (2):

Description		Fiscal Year 2014	Fiscal Year 2013	Fiscal Year 2012%
Sales
Corn		179,894	271,144	224,114	(33.7%)
Soybean		222,051	208,814	251,639	6.3%
Wheat		11,359	10,735	20,746	5.8%
Sorghum		3,843	5,807	8,497	(33.8%)
Sunflower		9,745	10,551	18,095	(7.6%)
Other		6,508	14,052	11,519	(53.7%)
Sugarcane		675,670	1,179,877	636,335	(42.7%)
Total Sales – Crops (tons)		1,109,070	1,700,980	1,170,945	(34.8%)

Sales - Cattle (tons)		9,275	10,180	15,502	(8.9%)
Sales - Dairy (thousands of liters)		18,787	17,870	16,267	5.1%

Production
Corn		86,300	107,257	143,639	(19.5%)
Soybean		241,204	220,293	193,554	9.5%
Wheat		12,373	4,505	18,200	174.6%
Sorghum		4,058	2,848	7,513	42.5%
Sunflower		5,884	12,437	14,524	(52.7%)
Other		1,939	8,051	8,887	(75.9%)
Sugarcane		657,547	1,156,848	576,048	(43.2%)
Total Production – Crops (tons)		1,009,305	1,512,239	962,365	(33.3%)

Production – Cattle (tons)		7,380	8,196	9,329	(10.0%)
Production – Dairy (thousands of liters)		19,320	18,459	16,563	4.7%

Area under operation (in hectares)
Crops	Own farmlands 2	122,632	127,952	127,793	(4.2%)
	Leased farmlands 2	58,030	45,624	44,508	27.2%
	Farmlands under concession	20,986	8,937	8,778	134.8%
	Own farmlands leased to third parties	7,616	18,223	23,595	(58.2%)
Cattle	Own farmlands	76,611	78,418	83,360	(2.3%)
	Leased farmlands	18,549	12,635	12,635	46.8%
	Own farmlands leased to third parties	5,495	13,371	1,943	(58.9%)
Dairy	Own farmlands	2,864	2,780	3,022	3.0%
Sheep	Own farmlands	85,000	85,000	85,000	0.0%

Land reserves (in hectares)
	Own farmlands	144,704	148,508	350,063	(2.6%)
	Farmlands under concession	48,249	48,249	109,617	0.0%
Area under irrigation (in hectares)
	Own farmlands	3,052	2,531	2,218	20.6%
	Own farmlands leased to third parties	1,250	1,367	1,626	(8.5%)
Storage capacity (tons)
	Own plants	89,341	89,341	89,341	0.0%
Stock of Cattle Heads
Breeding stock		54,808	35,743	42,109	53.3%
Fattening		10,728	21,466	17,326	(50.0%)
Dairy stock		6,450	6,529	6,184	(1.2%)
Total Cattle (heads)		71,986	63,738	65,619	12.9%

Daily average milking cows (heads)		2,588	2,439	2,046	6.1%

1.	Includes all the farmlands located in Argentina, Bolivia and Brazil and the ratable interest in Paraguay (joint venture – 50%) and Agro-Uranga (Associate – 35.72%).
2.	Includes double-cropped area.

Regulation and Government Supervision of our Agricultural Business

Farming and Animal Husbandry Agreements

Agreements relating to farming and animal husbandry activities are regulated by Argentine law, the Argentine Civil Code and local customs.

According to Law No. 13,246, as amended, all lease agreements related to rural properties and land are required to have a minimum duration of 3 years. Upon death of the tenant farmer, the agreement may continue with his successors. Upon misuse of the land by the tenant farmer or default on payment of the rent, the land owner may initiate an eviction proceeding.

Law No. 13,246 also regulates agreements for crop sharing pursuant to which one of the parties furnishes the other with farmland animals or land with the purpose to share benefits between tenant farmer and land owner. These agreements are required to have a minimum term of duration of 3 years. The tenant farmer must perform the obligations under the agreement himself and may not, assign it under any circumstances. Upon death, incapacity of the tenant farmer or other impossibility, the agreement may be terminated.

Quality control of Crops and Cattle

The quality of the grains and the health measures applied on the cattle are regulated and controlled by the Servicio Nacional de Sanidad y Calidad Agroalimentaria (“SENASA”), which is an entity within the Ministry of Economy and Public Finance.

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

Export Restriction of Beef

The Secretary of Agriculture, Livestock, Fishing and Food Products, within the orbit of the Ministry of Economy and Public Finance, oversees the farming and animal sanitary activities.

The Secretary of Agriculture, Livestock, Fishing and Food Products is in charge of distributing the annual regular quota of top quality chilled beef without bones, the “Cuota Hilton.” The destination of the Cuota Hilton is the European Union.

The Secretary of Agriculture, Livestock, Fishing and Food Products granted to our subsidiary Carnes Pampeanas up to 1,266.7 tons to export beef under the Cuota Hilton for the July 2013-June 2014 period.

Environment

The development of our agribusiness activities depends on a number of federal, provincial and municipal laws and regulations related to environmental protection.

We may be subject to criminal and administrative penalties, including taking action to reverse the adverse impact of our activities on the environment and to reimburse third parties for damages resulting from contraventions of environmental laws and regulations. Under the Argentine Criminal Code, persons (including directors, officers and managers of corporations) who commit crimes against public health, such as poisoning or dangerously altering water, food or medicine used for public consumption and selling products that are dangerous to health, without the necessary warnings, may be subject to fines, imprisonment or both. Some courts have enforced these provisions in the Argentine Criminal Code to sanction the discharge of substances which are hazardous to human health. At the administrative level, the penalties vary from warnings and fines to the full or partial suspension of the activities, which may include the revocation or annulment of tax benefits, cancellation or interruption of credit lines granted by state banks and a prohibition against entering into contracts with public entities.

The Forestry Legislation of Argentina prohibits the devastation of forests and forested lands, as well as the irrational use of forest products. Landowners, tenants and holders of natural forests require an authorization from the Forestry Competent Authority for the cultivation of forest land. The legislation also promotes the formation and conservation of natural forests in properties used for agriculture and farming purposes.

As of June 30, 2014, we owned land reserves extending over 358,518 hectares (including all the farmlands in Cresca and Brasilagro), which are located in under-utilized areas where agricultural production is not yet fully developed. We also have 109,014 hectares under concession as reserves for future developments. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

In accordance with legislative requirements, we have applied for approval to develop certain parts of our land reserves and were authorized to develop them partially and to maintain other areas as land reserves.  We cannot assure you that current or future development applications will be approved, and if so, to what extent we will be allowed to develop our land reserves.

On November 28, 2007, Argentine Congress passed a law known as the Forest Law which sets minimum standards for the conservation of native forests and incorporates minimum provincial expenditures to promote the protection, restoration, conservation and sustainable use of native forests. The Forest Law prevents landowners, including owners of native forests, from deforesting or converting forested areas into non-forested land for other commercial uses without prior permission from each local government that gives the permit and requires the preparation, assessment and approval of an environmental impact report. The Forest Law also provides that each province should adopt its own legislation and regional regulation map. Until such provincial implementation is carried into effect, no new areas may be deforested, an implementation plan is required within a term of one year and no deforestation is allowed within the referred one-year term. In addition, the Forest Law also establishes a national policy for sustainable use of native forests and includes the recognition of native communities and aims to provide preferential use rights to indigenous communities living and farming near the forest. In case a project affects such communities, the relevant provincial authority may not issue permits without formal public hearings and written consent of the communities.

Besides, the rules of the CNV require that the CNV be informed of any events or fortuitous developments that significantly hinder or are expected to hinder the development of the company’s activities, including events that affect or could affect the environment, specifying their consequences.

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

On November 6, 2009, the Argentine Congress passed Law No. 25,675. The law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals. Moreover, Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, the Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of a compensation in lieu thereof. The Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and artificial persons.

Taxes on the Transfer of Property and Sale of Meat and Grains

Value Added Tax. This tax is applicable to the sale of personal property, the rendering of services and the import of goods and services supplied in Argentina. The general tax rate is 21%.

The value added tax law imposes a reduced rate, equal to 10.5% on the sale price of live animals (including cattle, sheep, camels and goats) as well as meat and edible remains of the animals listed above, whether fresh, chilled, or frozen, which have not undergone any cooking or manufacturing process turning them into a manufactured product. This 10.5% reduced rate is also applicable to the sale of grains (cereals and oilseeds, excluding rice), and dry pulses (beans, peas, and lentils). In the case of milk, the sale is subject to a 21% rate (except for sales to final consumers, the federal government, the provinces, municipalities or the City of Buenos Aires or any subordinate agencies, school or university kitchens, health funds or entities under the scope of paragraphs e), f), g) and m) of Section 20 of the Income Tax Law, which are exempt).

Land sales are not subject to this tax.

Gross Sales Tax. This is a local tax (collected by the provinces and the City of Buenos Aires) that levies gross revenues derived from the ordinary development of a given business for profit. When the same business is developed in more than one jurisdiction, the tax is applicable pursuant to the regulations set forth in the Multilateral Agreement, which establishes the proportions allocable to each of the jurisdictions involved, so as to prevent double or multiple taxation. In the City of Buenos Aires, gross revenues derived from livestock raising and milk production are subject to this tax at a general rate of 1%. In certain provinces, the sale or primary goods is not taxable.

Stamp Tax. This is a local tax that 23 provinces and the City of Buenos Aires collect based on similar rules regarding subject matter, tax base and rates. In general, this tax is levied on acts executed and delivered by means of documents (e.g. acts related to the constitution, transmission, or expiration of rights, contracts, contracts for sales of stock and company shares, public deeds relating to real property, etc.).

In the City of Buenos Aires (federal district) the stamp tax only applies to public deeds for the transfer of real estate, or for any other contract whereby the ownership of real property is transferred and commercial leases. The purchase and sale of real estate through public deed is not taxable if the real estate will be used for permanent dwelling purposes, and provided that it is the only property owned by the purchaser. In the City of Buenos Aires the tax rate is 2.5%. In the Province of Buenos Aires, the tax rate is 3.6% for public deeds of transfer of real property.

Antitrust Law

Law No. 25,156, as amended (the “Antitust Law”), prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration. According to this law, such transactions would include mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company. Whenever such a transaction involves a company or companies with accumulated sales volume greater than Ps. 200.0 million in Argentina, then the respective transaction should be submitted for approval to the Argentine Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the Argentine Antitrust Authority may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina does not exceed Ps. 20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when all transactions effected in the last twelve months exceed in total Ps. 20.0 million or in total Ps. 60.0 million in the last 36 months, these transactions must be notified to the Argentine Antitrust Authority.

As our consolidated annual sales volume exceeds Ps. 200.0 million, we should give notice to the Argentine Antitrust Authority of any transaction within the scope of the Antitrust Law.

IRSA’s Segments – Urban properties and investments

As of June 30, 2014, our investment in IRSA’s common shares amounts to 66.01%.

The following information corresponds to data of the segments extracted from IRSA’s Annual Report and financial statements as of June 30, 2014.

Offices and Others

We are engaged in the acquisition, development and management of office buildings and other rental properties in Argentina. As of June 30, 2014, we directly and indirectly owned interests in office and other rental properties in Argentina, which comprised 245,917 square meters of gross leasable area. Out of these properties, 11 were office properties, which comprised 122,470 square meters of gross leasable area. For fiscal year 2014, we had revenues from Offices and other non-shopping center rental properties of Ps. 341 million.

All our office rental properties in Argentina are located in the City of Buenos Aires. For the year ended June 30, 2014, the average occupancy rate for all our properties in the Offices and Others segment was approximately 97.5%.

Management

We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally outsourced. The cost of the services is passed-through and paid for by the tenants, except in the case of our units not rented, in which case we absorb the cost. Our leasable space is marketed through commissioned brokers, the media and directly by us.

Leases

We usually lease our offices and other rental properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties:

					Monthly
				IRSA’s	Rental Income	Annual accumulated rental income			Book Value
	Date of	Gross Leasable		Effective	(in thousands	over fiscal years Ps./000(4)			(in thousands
	Acquisition	Area (sqm) (1)	Occupancy (2)	Interest	of Ps.) (3)	2014	2013	2012	of Ps.) (Restated)
Offices
Edificio República	04/28/08	19,884	94.0%	100%	3,920	61,143	45,381	36,724	201,264
Torre BankBoston	08/27/07	14,873	100.0%	100%	3,581	36,699	34,732	30,643	138,359
Bouchard 551 (10)	03/15/07	7,592	100.0%	100%	1,854	27,069	42,740	39,626	65,475
Intercontinental Plaza	11/18/97	22,535	100.0%	100%	3,824	54,137	43,216	35,676	77,574
Bouchard 710	06/01/05	15,044	99.8%	100%	3,411	42,780	32,825	26,390	83,479
Dique IV, Juana Manso 295	12/02/97	11,298	94.4%	100%	2,333	30,748	23,262	20,405	59,724
Maipú 1300	09/28/95	7,655	87.3%	100%	1,344	22,967	21,471	19,124	29,927
Libertador 498	12/20/95	620	100.0%	100%	175	3,241	3,077	5,256	3,882
Suipacha 652/64	11/22/91	11,453	100.0%	100%	1,237	17,319	11,672	9,893	14,283
Madero 1020	12/21/95	-	-	100%	2	24	24	31	144
Dot Building (8)	11/28/06	11,242	100.0%	96%	1,757	27,090	18,707	12,673	97,967
Other Offices (5)	N/A	274	-	N/A	-	5,000	4,023	9,196	444
Subtotal Offices		122,470	97.5%	N/A	23,438	328,217	281,130	245,637	772,522

Other Properties
Commercial Properties (6)	N/A	312	-	N/A	-	20	119	61	727
Museo Renault	12/06/07	-	-	100%	-	-	-	1	-
Santa María del Plata S.A.	07/10/97	60,100	100.0%	100%	309	4,293	3,804	1,594	12,532
Nobleza Picardo (9)	05/31/11	45,587	100.0%	50%	802	8,238	7,117	8,114	10,205
Other Properties (7)	N/A	17,448	100.0%	N/A	387	94	185	108	68,046
Subtotal Other Properties		123,447	99.7%	N/A	1,498	12,645	11,225	9,878	91,510

Total Offices and Others (7)		245,917	98.6%	N/A	24,936	340,862	292,355	255,515	864,032

Notes:

(1) Total leasable area for each property as of June 30, 2014. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leasable area as of June 30, 2014.
(3) Agreements in force as of June 30, 2014 for each property were computed.
(4) Corresponds to total consolidated rents.
(5) Includes the following properties: Rivadavia 2768.
(6) Includes the following properties: Constitución 1111.
(7) Includes the following properties: Ocampo parking space, DOT Adjoining Plot, Abasto offices and others.
(8) Through Alto Palermo S.A.
(9) Through Quality Invest S.A.
(10) During October, 2014, IRSA sold five floors of Bouchard 551, for more information please see “Recent Developments”.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Year of expiration	Number of Leases (1)	Surface area subject to expiration (sqm) (2) (3)	Percentage subject to expiration	Amount (Ps.)	Percentage of Leases
2015	21	25,499	10%	45,507,456	14%
2016	52	39,078	16%	83,692,324	26%
2017	38	37,904	16%	74,019,528	23%
2018+	60	139,688	58%	118,898,287	37%
Total	171	242,169	100%	322,117,595	100%

(1)	Includes Offices, the lease agreement of which has not yet been renewed as of June 30, 2014.
(2)	Does not include vacant leased square meters.
(3)	Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage (1) as of the end of fiscal years ended June 30, 2014 and 2013:

	Occupancy Percentage(1)
	2014	2013
Offices
Edificio República	94.0%	95.2%
Torre BankBoston	100.0%	100.0%
Bouchard 551 (3)	100.0%	100.0%
Intercontinental Plaza	100.0%	100.0%
Bouchard 710	99.8%	100.0%
Dique IV, Juana Manso 295	94.4%	94.4%
Maipú 1300	87.3%	97.3%
Libertador 498	100.0%	100.0%
Yacht V and VI (1)	-	100.0%
Suipacha 652/64	100.0%	89.9%
DOT Building	100.0%	100.0%
Other (2)	99.5%	99.3%
Subtotal Offices	98.6%	98.3%

(1)	Leased surface area in accordance with agreements in effect as of June 30, 2014 and 2013 considering the total leasable office area for each year.
(2)
Includes the following properties: Av. de Mayo 595, Av. Rivadavia 2774, Costero Dique IV (fully sold), Madero 1020, Santa Maria del Plata, Nobleza Piccardo, Constitución 1159 (fully sold), Constitución 1111, Ferro.

(3)	During October, 2014, IRSA sold five floors of Bouchard 551, for more information please see “Recent Developments”.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2014, 2013 and 2012.

Average Annual Income per Surface Area as of June 30(1) (Ps./sqm).

	Average annual income per square meter (1)
	2014(2)	2013(2)	2012(2)
Offices
Edificio República	3,075	2,282	1,847
Torre BankBoston	2,467	2,335	2,060
Bouchard 557	3,565	3,538	1,695
Intercontinental Plaza	2,402	1,918	1,583
Bouchard 710	2,844	2,186	1,758
Dique IV, Juana Manso 295	2,722	2,059	1,806
Maipú 1300	3,000	2,284	1,860
Libertador 498	5,227	4,963	2,122
Suipacha 652/64	1,512	1,019	864
DOT Building	2,410	1,664	1,127
Others(3)	143	193	131

(1)	Calculated considering annual leases to total leasable office area, in accordance with our percentage of ownership in each building as of June 30 of each fiscal year.
(2)	Leasable square meters vary depending on the rent availability of land reserves(Santa Maria del Plata, Nobleza Piccardo, Ferro, etc.)
(3)
Includes the following properties:Av. de Mayo 595, Av. Rivadavia 2774, Costero Dique IV (fully sold), Madero 1020, Santa Maria del Plata, Nobleza Piccardo, Constitución 1159 (fully sold), Constitución 1111, and Ferro.

New agreements and renewals:

The following table sets forth certain Information on lease agreements as of June 30, 2014:

Property	Number of Agreements(1)(5)	Annual Rental income (2)	Rental income per sqm New and Renewed (3)	Previous rental income per sqm (3)	No. of non- renewed agreements	Non-renewed agreements Annual rental income (4)
Maipú 1300	5.0	5,592,181.1	137.3	148.7	2.0	1,222,978.6
Av. Libertador 498	-	-	-	-	-	-
Costero Dique IV	-	-	-	-	-	-
Intercontinental	14.0	27,373,736.69	127.1	94.7	-	-
Bouchard 710	4.0	4,182,011.4	168.5	143.6	1.0	120,000.0
Bouchard 557	4.0	17,886,653.8	145.4	-	-	-
Della Paolera 265	6.0	9,693,642.6	164.9	108.9	-	-
Edificio República	9.0	22,793,022.0	156.0	126.2	4.0	8,113,685.6
Juana Manso 295	2.0	18,834,410.6	151.6	-	-	-
DOT Building	-	-	-	-	-	-
Constitución 1159	1.0	179,356.8	7.2	-	-	-
Suipacha 664	3.0	4,832,284.1	78.4	-	-	-
Total Offices	48.0	111,367,299.2	135.9	117.8	7.0	9,456,663.7

(1)	Includes new and renewed agreements executed in fiscal year 2014.
(2)	Agreements expressed in US dollars converted into pesos at the exchange rate prevailing in the initial month of the agreement multiplied by 12 months.
(3)	Monthly value.
(4)	Agreements expressed in US dollars converted into pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)	Does not include agreements of parking spaces, antennas or terrace space.

Edificio República, City of Buenos Aires

This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leasable square meters to our portfolio distributed in 20 floors. The main tenants include Deutsche Bank, Estudio Beccar Varela, BASF Argentina S.A., Enap Sipetrol Argentina S.A., Facebook Argentina S.R.L.

Torre BankBoston, City of Buenos Aires

The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in the building. At present, its main tenants are Exxon Mobile and Kimberley Clark de Argentina.

Bouchard 551, City of Buenos Aires

Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 444 units. We have approximately 7,590 leasable square meters in the building and our main tenants include Price Waterhouse & Co. and AS. EM. S.R.L.

Intercontinental Plaza, City of Buenos Aires.

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Montserrat in downtown City of Buenos Aires. We own the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo, Cognizat Technology Solutions de Arg. S.A. and Industrias Pugliese S.A.

Dique IV, Juana Manso 295, Puerto Madero, City of Buenos Aires

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

Bouchard 710, City of Buenos Aires.

Bouchard 710 is an office building acquired by us in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Chubb Argentina de Seguros S.A and Booking.com S.A.

Maipú 1300, City of Buenos Aires.

Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, one of the most important public transportation hubs of the City of Buenos Aires, connecting rail, subway and bus transportation. We own 7,650 square meters, with an average area per floor of 440 square meteRs. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A., PPD Argentina S.A. and TV Quality SRL.

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

Libertador 498 Building, City of Buenos Aires

Libertador 498Building is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 1 story with an average area per floor of 620. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline.

Dot Building, City of Buenos Aires

Panamerican Mall S.A., a subsidiary of APSA, developed an office building with a gross leasable area of 11,241 square meters adjacent to Dot Baires Shopping. This building was opened in July 2010, which means our landing in the booming rental office corridor in the northern area of the City of Buenos Aires. As of June 30, 2014 the building’s occupancy rate was 100%. The principal tenants include General Electric International Inc., Metrogames, Mallinckrodt Medical Arg. Limited, Carrier and Boston Scientific Argentina S.A.

Other Office Properties

We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or floors in buildings. These properties include Suipacha 664.

Retail and Other Properties

Our portfolio of rental properties as of June 30, 2014 includes 4 non-shopping center leasable properties that may be leased as shops on streets, a lot in industrial premises, undeveloped plots of land or other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Solares de Santa María, Constitución 1159 (sold on May 6, 2014), Madero 1020 and Rivadavia 2774.

Catalinas Norte Plot

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

Shopping Centers Properties

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2014, Alto Palermo operated and owned majority interests in thirteen shopping centers, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires), two of which are located in the greater Buenos Aires metropolitan area (Alto Avellaneda and Soleil Premium Outlet) and the other ones are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and La Ribera Shopping in the City of Santa Fe.

As of June 30, 2014, Alto Palermo’s shopping centers comprised a total of 311,232 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For fiscal year 2014, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 98.4%.

We centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo S.A. subsidiary’s shopping centers as of June 30, 2014:

								Book Value
		Leasable	APSA’s	Occupancy	Accumulated Annual Rental Income as of			in thousands
	Date of	Area	Interest	Rate	fiscal year ended (4)			of Ps.) (Restated)
	Acquisition	sqm (1)	(3)	(2)	2014	2013	2012	(5)
Shopping Centers (6)
Alto Palermo	Nov-97	19,354	100.00%	98.90%	344,291	269,921	220,714	256,698
Abasto Shopping (7)	Jul-94	38,026	100.00%	99.40%	340,073	276,685	222,314	291,303
Alto Avellaneda	Dec-97	36,565	100.00%	99.50%	245,248	190,470	159,309	135,925
Alcorta Shopping	Jun-97	15,113	100.00%	99.80%	168,331	126,950	101,018	114,861
Patio Bullrich	Oct-98	11,738	100.00%	99.60%	125,120	103,159	90,086	109,311
Alto Noa	Mar-95	19,157	100.00%	99.70%	58,421	47,047	39,300	33,532
Buenos Aires Design	Nov-97	14,592	53.68%	92.30%	50,244	42,432	36,361	15,810
Alto Rosario (7)	Nov-04	29,516	100.00%	97.00%	154,911	123,510	97,656	120,913
Mendoza Plaza	Dec-94	41,108	100.00%	95.00%	120,086	101,419	81,822	108,727
Dot Baires Shopping	Nov-06	46,707	80.00%	99.70%	229,833	189,271	150,503	427,037
Córdoba Shopping Villa Cabrera	Dec-06	15,881	100.00%	99.80%	71,751	58,359	47,160	59,735
Soleil Premium Outlet	Jul-10	15,190	100.00%	100.00%	69,637	45,039	34,564	88,634
La Ribera Shopping	Sep–11	8,285	50.00%	99.60%	15,163	11,910	3,833	18,243
TOTAL GENERAL		311,232	-	98.40%	1,993,109	1,586,172	1,284,640	1,780,729

Notes:
(1) Total leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area on the last day of the period.
(3) APSA’s effective interest in each of its business units. we have a 95.71% interest in APSA.
(4) Corresponds to total leases, consolidated according to IFRS.
(5) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include construction works in progress.

(6) Through APSA.
(7) Excludes Museo de los Niños (3,762 in Abasto and 1,261 in Alto Rosario).

Tenants’ Retail Sales(1) (2)

The following table sets forth the total tenant retail sales in Pesos at the shopping centers in which we had an interest for the periods shown:

	2014	2013	2012
Abasto	2,446,997,551	1,938,965,132	1,537,349,000
Alto Palermo	2,111,249,238	1,609,773,862	1,304,634,155
Alto Avellaneda	2,333,762,931	1,868,830,321	1,466,931,540
Alcorta Shopping	1,120,402,020	822,651,597	667,798,781
Patio Bullrich	689,311,961	548,286,452	498,544,904
Alto Noa	766,089,634	609,218,016	500,371,767
Buenos Aires Design	272,169,880	241,540,767	235,770,387
Mendoza Plaza	1,514,674,749	1,206,715,176	929,143,182
Alto Rosario	1,378,320,900	1,060,232,481	825,191,098
Córdoba Shopping- Villa Cabrera	546,648,096	432,900,243	340,253,887
Dot Baires Shopping	2,008,327,638	1,566,630,421	1,271,165,087
Soleil Premium Outlet	663,955,200	366,388,926	254,050,011
La Ribera Shopping	280,840,891	209,884,472	135,223,709
Total Sales (2)	16,132,750,689	12,482,017,866	9,966,427,508

Notes:
(1)
Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)	Excludes sales from the booths and spaces used for special exhibitions.

Expiration of lease agreements

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their lease early.

Expiration	Number of Leases (1)	Surface area subject to expiration (sqm)	Percentage subject to expiration	Amount (Ps.) (3)	Percentage of Leases
2015	619	103,462.2	33%	236,305,177	36%
2016	432	68,671.3	22%	197,778,128	30%
2017	333	46,914.5	15%	147,003,680	21%
2018 and subsequent years	91	92,183.9	30%	84,157,022	13%
Total (2)	1,475	311,231.9	100%	665,244,009	100%

(1)	Including vacant stores as of June 30, 2014. A lease may be associated to one or more stores.
(2)	Including the base rent and does not reflect our ownership interest in each property.
(3)	The amount expressed the annual base rent as of June 30, 2014 of agreements to expire.

New Agreements and Renewals:

The following table shows certain Information about lease agreements as of June 30, 2014:

		Annual Base	Annual Admission	Average Annual Base Rent per sqm (Ps.)	Average Annual Base Rent per sqm (Ps.)	Number of non-renewed	Non-renewed agreements (1) Annual
	Number of	Rent Amount	Rights	New and	Former	agreements	Base Rent
Type of Business	Agreements	(Ps.)	Amount (Ps.)	renewed	agreements	(1)	Amount (Ps.)
Clothes and footwear	330	136,723,416.6	38,633,825.8	3,786.2	2,814.2	509	244,679,266.3
Restaurant	81	26,658,275.1	4,140,477.6	2,899.6	2,530.1	109	37,510,553.7
Entertainment	8	6,066,000.0	746,250.0	475.0	426.7	18	11,404,763.8
Home	60	29,496,131.1	5,029,232.0	2,334.8	1,861.7	76	43,767,887.5
Services	19	5,280,000.0	1,144,097.3	3,213.8	2,405.2	31	7,500,799.1
Miscellaneous	75	28,018,088.0	7,727,992.2	2,918.5	2,329.8	125	88,138,828.4
Total	573	232,241,910.8	57,421,874.9	2,833.9	2,214.2	868	433,002,098.8
(1) Does not include vacant stores as of June 30, 2014.

Occupancy Rate

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2014 and 2013:

	As of June 30, 2014	As of June 30, 2013
Abasto	99.4%	99.8%
Alto Palermo	98.9%	98.4%
Alto Avellaneda	99.5%	99.9%
Alcorta Shopping	99.8%	99.8%
Patio Bullrich	99.6%	99.7%
Alto Noa	99.7%	99.7%
Buenos Aires Design	92.3%	99.0%
Mendoza Plaza	95.0%	97.7%
Alto Rosario	97.0%	97.1%
Córdoba Shopping Villa Cabrera	99.8%	100.0%
Dot Baires Shopping	99.7%	99.4%
Soleil Premium Outlet	100.0%	100.0%
La Ribera Shopping	99.6%	97.7%
Total Average	98.4%	99.1%

Principal Terms of the Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Alto Palermo’s lease agreements are generally denominated in Pesos.

Leasable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate broker, Fibesa S.A. (“Fibesa”). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which it uses for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 24% each year on an annual and cumulative basis as from the thirteenth (13th) month of the lease effective term. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index.

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

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to payment of the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on several factoRs. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase visits to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent or Percentage Rent, as applicable), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also may require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

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

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of our shopping center revenues expressed in millions of pesos for our fiscal years ended June 30, 2014, 2013 and 2012:

	2014	2013	2012
Anchor Store	1,098.4	869.5	708.2
Clothes and footwear	7,940.2	6,149.9	4,932.8
Entertainment	546.5	461.5	351.5
Home	3,012.9	2,322.6	1,795.6
Restaurant	1,476.8	1,161.5	937.4
Miscellaneous	1,922.3	1,438.2	1,186.2
Services	135.7	78.8	54.7
Total	16,132.8	12,482.0	9,966.4

Description of each Shopping Center

Set forth below is information regarding our subsidiary Alto Palermo’s principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires.

Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated middle-income neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access at the intersection of Avenues Santa Fe and Coronel Díaz. Alto Palermo Shopping has a total constructed area of 65,029 square meters (including parking lot) that consists of 19,354 sqm of gross leasable area. The shopping center has a food court with 20 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars for a fee over an area of 32,405 square meters. The shopping center target customer is a middle-income shopper aged 28 to 40.

In the fiscal year ended on June 30, 2014, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 2,111.2 million, 31.2% higher than the invoiced amount in the same period of the previous fiscal year. Sales per square meter reached Ps. 109,087.8. Total rental income increased from about Ps. 269.9 million for fiscal year ended June 30, 2013 to Ps. 344.3 million for fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 14,442.2 in 2013 and Ps. 17,789.4 in 2014.

As of June 30, 2014, its occupancy rate was 98.9%.

Alto Avellaneda, Avellaneda, Province of Buenos Aires.

Alto Avellaneda is a 141-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. This shopping center is located near a railway station and close to downtown Buenos Aires City. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking lot) that includes 36,565 sqm of gross leasable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, a 19-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leasable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters.

Alto Avellaneda’s target customer is a middle-income shopper aged 16 to 30.

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 2,333.8 million, which represents a year-on-year growth of 24.9%. Sales per square meter were Ps. 63,825.71. Total rental income increased from Ps. 190.5 million for fiscal year ended June 30, 2013 to Ps. 245.2 million for fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 5,155.8 in 2013 and Ps. 6,707.2 in 2014.

As of June 30, 2014, its occupancy rate was 99.5%.

Alcorta Shopping, City of Buenos Aires.

Alcorta Shopping is a 107-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking lot) that consists of 15,113 square meters of gross leasable area. Alcorta Shopping has a 12-restaurant food court and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. It is a three-level shopping center that includes a parking lot that charges a fee (as from June 2008) with approximately 1,300 spaces.

The shopping center target customer is a high-income shopper aged 34 to 54.

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,120.4 million, which represents fiscal year sales for approximately Ps. 74,137.24 per square meter and a year-on-year growth of 36.2%. Total rental income increased from approximately Ps. 126.9 million in fiscal year ended June 30, 2013 to Ps. 168.3 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 8,977.5 in 2013 and Ps. 11,138.5 in 2014.

As of June 30, 2014, its occupancy rate was 99.8%.

Abasto Shopping, City of Buenos Aires.

Abasto Shopping is a 171-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by Carlos Gardel subway station; it is six blocks away from Once railway station and near the highway to Ezeiza International Airport. Abasto Shopping opened on November 10, 1998. Our investment in Abasto amounted to US$ 111.6 million. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center (including parking lot and common areas), with approximately 38,026 square meters of gross leasable area (41,788 sqm including Museo de los Niños). Abasto is ranked number 4 in terms of gross leasable area in Argentina. The shopping center is near Torres de Abasto, our apartment complex, and Coto supermarket.

Abasto Shopping has a 27-restaurant food court, a 12-screen movie theatre complex seating approximately 3,100 people, covering a surface area of 8,021 sqm, entertainment area and Museo de los Niños with a surface area of 3,762 sqm (the latter is not included within the gross leasable area). The shopping center is distributed in five stories and includes a parking lot for 1,200 vehicles with a surface area of 40,169 sqm.

Abasto Shopping’s target customer is a middle-income shopper aged 25 to 45, that in our opinion, represents an important portion of the population in this area of Buenos Aires.

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 2,447.0 million, 26.2% higher than the sales recorded in the same period of the previous fiscal year. Sales per square meter were approximately Ps. 64,350.8. Total rental income increased from approximately Ps. 276.7 million in fiscal year ended June 30, 2013 to Ps. 340.1 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 7,337.5 in 2013 and Ps. 8,943.2 in 2014.

As of June 30, 2014, its occupancy rate was 99.4%.

Patio Bullrich, City of Buenos Aires.

Patio Bullrich is an 83-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

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

Patio Bullrich has a total constructed area of 29,982 square meters (including parking lot) that consists of 11,738 sqm of gross leasable area and common areas consisting of 12,472 square meteRs. The shopping center includes a four-screen multiplex movie theatre seating 1,381 people and an 11-store food court. The four-story shopping center has a parking lot that charges a fee with 215 spaces over an area of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 689.3 million, which represents annual sales for approximately Ps. 58,726.12 per square meter. Total rental income increased from approximately Ps. 103.2 million in fiscal year ended June 30, 2013 to Ps. 125.1 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 8,829.8 in 2013 and Ps. 10,659.6 in 2014.

As of June 30, 2014, its occupancy rate was 99.6%.

Alto Noa, Salta, City of Salta.

Alto Noa is a 89-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,158 square meters of gross leasable area. Alto Noa has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center occupies one floor and has a free parking lot for 551 cars.

Alto Noa’s target customer is a middle-income shopper aged 28 to 40.

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 766.1 million, which represents period sales for approximately Ps. 39,988.0 per square meter. Total rental income increased from approximately Ps. 47.0 million in fiscal year ended June 30, 2013 to Ps. 58.4 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 2,457.9 in 2013 and Ps. 3,049.4 in 2014.

As of June 30, 2014, its occupancy rate was 99.7%.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a 63-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zones in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 sqm (including parking) that consists of 14,592 sqm of gross leasable area. The shopping center has 10 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meteRs. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 272.2 million, which represents approximately Ps. 18,651.53 per square meter. Total rental income increased from approximately Ps. 42.4 million in fiscal year ended June 30, 2013 to Ps. 50.2 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 3,086.9 in 2013 and Ps. 3,443.2 in 2014.

Alto Rosario, Santa Fe, City of Rosario.

Alto Rosario is a 145-store shopping center located in the City of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking), which consists of 29,516 square meters of gross leasable area (excluding Museo de los Niños). Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping center occupies one floor and has a free parking lot for 1,736 cars.

Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,378.3 million, which represents a year-on-year growth of 30.0%. Sales per square meter were approximately Ps. 46,697.8. Total rental income increased from approximately Ps. 123.5 million in fiscal year ended June 30, 2013 to Ps. 154.9 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 4,460.2 in 2013 and Ps. 5,248.4 in 2014.

As of June 30, 2014, its occupancy rate was 97.0%.

Mendoza Plaza Shopping, Mendoza, City of Mendoza.

Mendoza Plaza is a 146-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. The City of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza Shopping consists of 41,108 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, the Chilean department store Falabella, a food court with 18 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars.

Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,514.7 million, which represents a year-on-year growth of 25.5%. Sales per square meter were approximately Ps. 36,846.1. Total rental income increased from approximately Ps. 101.4 million in fiscal year ended June 30, 2013 to Ps. 120.1 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 2,401.2 in 2013 and Ps. 2,921.2 in 2014.

As of June 30, 2014, its occupancy rate was 95.0%.

Córdoba Shopping, Villa Cabrera, City of Córdoba.

Córdoba Shopping Villa Cabrera is a 106-store commercial center with a covered area of 35,000 square meters, consisting of 15,881 square meters of gross leasable area located in Villa Cabrera, City of Córdoba. It has a 12-screen movie theatre complex and a parking lot for 1,500 vehicles.

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 546.6 million, which represents a year-on-year growth of 26.3%. Sales per square meter were approximately Ps. 34,421.6. Total rental income increased from Ps. 47.2 million in fiscal year ended June 30, 2013 to Ps. 71.7 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 3.863.4 in 2013 and Ps. 4,518.1 in 2014.

As of June 30, 2014, its occupancy rate was 99.8%.

Dot Baires Shopping, City of Buenos Aires.

Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, out of which 46,707 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood, at the spot where Av. General Paz meets the Panamerican Highway and it is the largest shopping center in the City of Buenos Aires in terms of square meters.

As of June 30, 2014, our equity interest in Panamerican Mall S.A. was 80%.

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 2,008.3 million, which represents fiscal year sales for approximately Ps. 42,998.4 per square meter. Total rental income increased from approximately Ps. 189.3 million in fiscal year ended June 30, 2013 to Ps. 229.8 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 3,806.8 in 2013 and Ps. 4,920.7 in 2014.

As of June 30, 2014, its occupancy rate was 99.7%.

Soleil Premium Outlet, Greater Buenos Aires.

Soleil Premium Outlet is a shopping center that has been managed by us since 2010. As from April 2013, as a result of its refurbishment and reengineering and a strong advertising campaign, it was renamed Soleil Premium Outlet. At present, it has a surface area of 48,313 square meters, 15,190 square meters of which are gross leasable area, and we are authorized to build more than 9,697 square meteRs. It comprises 78 stores and 2,335 parking spaces.

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina more than 25 years ago and it is the first Premium Outlet in the country.

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 664.0 million, which represents period average sales for approximately Ps. 43,710.9 per square meter and a year-on-year growth of 81.2% in invoicing. Total rental income increased from approximately Ps. 45.0 million in fiscal year ended June 30, 2013 to Ps. 69.6 million for fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 3,309.5 in 2013 and Ps. 4,584.5 in 2014.

As of June 30, 2014, its occupancy rate was 100%.

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

In the fiscal year ended June 30, 2014, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 280.8 million, which represents period average sales for approximately Ps. 33,895.5 per square meter. Total rental income increased from Ps. 11.9 million in fiscal year ended June 30, 2013 to Ps. 15.2 million for the fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 1,421.5 in 2013 and Ps. 1,830.1 in 2014.

As of June 30, 2014, its occupancy rate was 99.6%.

Sales and Development of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of the company’s core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In fiscal year ended June 30, 2014, revenues from the development and sale of properties segment amounted to Ps. 331.5 million, compared to Ps. 225.8 million posted in the fiscal year ended June 30, 2013.

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

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2014, 2013 and 2012:

DEVELOPMENT	2014	2013	2012
Residential apartments
Caballito Nuevo (5)	986	6,983	9,248
Condominios I and II (1)	51,917	4,262	5,002
Horizons (4)	22,890	117,090	110,596
Other residential apartments (2)	44	811	371
Subtotal residential apartments	75,837	129,146	125,217
Residential Communities
Abril (3)	1,750	1,113	-
El Encuentro (5)	7,944	11,698	10,260
Subtotal Residential Communities	9,694	12,811	10,260
Land Reserve
Rosario Plot (1)	-	-	27,273
Canteras Natal Crespo	-	39	-
Neuquén(1)	13,390	-	-
Subtotal Land Reserves	13,390	39	27,273
Total	98,921	141,996	162,750

(1)   Through APSA.
(2)   Includes the following properties: Torres Jardín, Alto Palermo Park (fully sold), and Barrio Chico.
(3)   Includes the sales of Abril’s shares.
(4)   Owned by Cyrsa.
(5)   Through IRSA.

Development	Company	Interest	Date of Acquisition	Surface area sqm	Area intended for sale sqm	Area intended for Construction sqm	Sold	Title deed executed	Location	Accumulated income as of June 2014	Accumulated income as of June 2013	Accumulated income as of June 2012	Book Value (Restated)

Residential
Available for sale (5)
Condominios del Alto I	APSA	100%	04/30/1999	-	2,082	-	71%	67%	Santa Fe	2,614	4,262	5,002	956
Condominios del Alto II	APSA	100%	04/30/1999	-	5,009	-	96%	93%	Santa Fe	49,303	-	-	1,136
Caballito Nuevo	IRSA	100%	11/03/1997	-	8,173	-	98%	98%	CABA	986	6,983	9,248	384
Barrio Chico	IRSA	100%	03/01/2003	-	3,492	-	99%	99%	CABA	-	-	371	181
El Encuentro	IRSA	100%	11/08/1997	-	127,795	-	100%	99%	Buenos Aires	7,944	11,698	10,260	317
Abril Club de Campo – Lots (2)	IRSA	100%	01/03/1995	-	5,135	-	99%	99%	Buenos Aires	1,750	1,113	-	2,357
Abril Club de Campo - Casona (2)	IRSA	100%	01/03/1995	31,224	34,605	-	-	-	Buenos Aires	-	-	-	-
Torres Jardín	IRSA	100%	07/18/1996	-	-		-	-	CABA	44	-	-	-
Apartment Entre Rios 465/9	APSA	100%	-	-	-		-	-	Buenos Aires	-	-	-	1,400
Alto Palermo Park	APSA	100%	11/18/1997	-	-		-	-	CABA	-	811	-	-
Horizons (3)	IRSA	50%	01/16/2007	-	71,512	-	100%	98%	Buenos Aires	22,890	117,090	110,596	5,908
Pereiraola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-	-	-	Buenos Aires	-	-	-	8,200
Intangible – Units to be received					-					-	-	-	-
Beruti (Astor Palermo) (1)	APSA	100%	06/24/2008	-	2,632	-	-	-	CABA	-	-	-	32,872
Caballito Manzana 35	IRSA	100%	10/22/1998	-	8,258	-	-	-	CABA	-	-	-	52,205
Subtotal Residential				31,224	308,327					85,531	141,957	135,477	105,916
Land Reserves
CONIL - Güemes 836 - Mz 99 and Güemes 902 - Mz 95	APSA	100%	07/19/1996	2,398	-	5,994	-	-	Buenos Aires	-	-	-	1,749
Neuquén –Hotel Plot	APSA	100%	07/06/1999	3,000	-	10,000	100%	100%	Neuquén	13,390	-	-	-
Isla Sirgadero	IRSA	100%	02/16/2007	8,360,000	-	N/D	-	-	Santa Fe	-	-	-	2,895
Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	-	Buenos Aires	-	-	-	1,550
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	-	Buenos Aires	-	-	-	918
Mariano Acosta	IRSA	100%	02/28/1998	967,290	-	-	-	-	Buenos Aires	-	-	-	804
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	-	Buenos Aires	-	-	-	638
Rosario Plot	APSA	100%	04/30/1999	-	-	-	100%	100%	Santa Fe	-	-	27,273	-
Zelaya 3102	IRSA	10%	07/01/2005	-	-		-	-	CABA	-	-	-	1,724
San Luis Plot	IRSA	50%	03/31/2008	3,250,523	-	-	-	-	San Luis	-	-	-	1,584
Subtotal Land Reserves				14,394,020	-	15,994				13,390	-	27,273	11,862
Future Developments
Mixed Used
UOM Lujan (1)	APSA	100%	05/31/2008	1,160,000	-	N/D	N/A	N/A	Buenos Aires	-	-	-	33,907
Canteras Natal Crespo	IRSA	-	-	-	-		-	-	Buenos Aires	-	39	-	-
Nobleza Piccardo (1)	APSA	50%	05/31/2011	159,995	-	127,996	N/A	N/A	Buenos Aires	-	-	-	75,161
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	N/D	N/A	N/A	CABA	-	-	-	51,343
Solares Santa María (4)	IRSA	100%	07/10/1997	716,058	-	N/D	N/A	N/A	CABA	-	-	-	158,951
Residential							-	-		-	-	-	-
Coto Abasto Air Space	APSA	100%	09/24/1997	-	-	21,536	N/A	N/A	CABA	-	-	-	10,429
Neuquén – Residential apartments Plot	APSA	100%	07/06/1999	13,000	-	18,000	N/A	N/A	Neuquén	-	-	-	803
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	N/A	N/A	Uruguay	-	-	-	65,620
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	N/A	N/A	Uruguay	-	-	-	45,368
Retail
Caballito Shopping Plot (1)	APSA	100%	-	23,791	-	N/D	N/A	N/A	CABA	-	-	-	-
Dot Possible extension	APSA	80%	-	15,881	-	47,643	N/A	N/A	CABA	-	-	-	-
Offices
Philips Adjoining Plots - Offices 1 and 2	APSA	80%	11/28/2006	12,800	-	38,400	N/A	N/A	CABA	-	-	-	25,332
Baicom	IRSA	50%	12/23/2009	6,905	-	34,500	N/A	N/A	CABA	-	-	-	4,459
Intercontinental Plaza II	IRSA	100%	02/28/1998	6,135	-	19,598	N/A	N/A	CABA	-	-	-	1,501
Catalinas Norte Plot	IRSA	100%	12/17/2009	3,649	-	35,300	N/A	N/A	CABA	-	-	-	109,494
Subtotal Future Development				2,455,458	125,493	342,973				-	39	-	582,368
Total Land Reserves				16,877,702	433,820	358,967				98,921	141,996	162,750	700,146

Notes:
(1) Through APSA.
(2) Includes the sales of Abril’s shares.
(3) Owned by Cyrsa.
(4) Through IRSA.
(5) Total area intended for sale upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces but excluding common areas). In the case of Land Reserves the land area was considered.

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

Residential Properties (available for Sale)

Condominios del Alto I – City of Rosario, Province of Santa Fe (APSA)

As consideration for the barter of parcel 2-G (totaling a surface area of 10,138 sqm for sale), in December 2011 Condominios del Alto S.A. transferred to APSA 15 apartments, with a total constructed area of 1,504.45 sqm (representing 14.85% of the total building constructed in such parcel) and 15 parking spaces (representing 15% of total parking spaces constructed in such building). The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dress room and a laundry. Given its excellent location and construction quality, this development is targeted at the medium-high income segment.

As of June 30, 2014, the project has been completed, with 3 apartments, 4 parking spaces and one storage space remaining available for sale.

Condominios del Alto II –City of Rosario, Province of Santa Fe (APSA)

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale) Condominios del Alto S.A. transferred to APSA 42 apartments, with a total constructed area of 3,188 sqm (representing 22% of the total building to be constructed in such parcel) and 47 parking spaces (representing 22% of total parking spaces to be constructed in such building). The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dress room and a laundry.

As of June 30, 2014, the works in parcel H has been completed, with 1 apartment, 14 parking spaces and 1 storage space remaining available for sale.

Torre Caballito - City of Buenos Aires (IRSA)

This property, with a surface area of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. entered into an exchange agreement for the plot in question for US$ 7.5 million. KOAD has agreed to develop a residential complex called “Caballito Nuevo”, at its expense, consisting of two 34-story towers containing 220 apartments each. The units have either one, two or three bedrooms and surface areas ranging from 40 to 85 sqm, totaling approximately 28,000 saleable sqm. The project offers a wide variety of amenities and services. As a result of this transaction, KOAD delivered to IRSA 118 apartments and 61 parking lots in the first tower and 7 parking lots in the second one, representing 25% of the total square meters for sale. As of June 30, 2014, 1 apartment and 7 parking spaces are still pending sale.

Barrio Chico – City of Buenos Aires (IRSA)

This is a unique Project located in Barrio Parque, an exclusive residential area in the City of Buenos Aires. During May 2006, the commercialization of the project was launched with successful results. The image of the product was originally developed under the name “Barrio Chico” through advertisements in the most important media. As of June 30, 2014, the project is completed and there are 2 parking spaces pending sale.

 El Encuentro - Benavidez, Tigre – Province of Buenos Aires (IRSA)

In the district of Benavidez, Municipality of Tigre, 35 kilometers north of downtown Buenos Aires, there is a 110-hectare gated residential complex known as “El Encuentro”, consisting of a total of 527 lots and a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the land whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, out of which US$ 1.0 million were paid in cash and the balance of US$ 3.0 million was paid on December 22, 2009, simultaneously with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 sqm. The development of the project has been completed.

As of June 30, 2014, after having started its commercialization in March 2010, all the units have been sold and one title deed is pending execution.

Abril – Hudson – Province of Buenos Aires (IRSA)

Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single-family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The project is highly consolidated, and as of June 30, 2014 there is one lot pending execution of the relevant title deed.

In the heart of the project, “La Casona Abril” is located. It is the antique manor of “Estancia Pereyra Iraola”, which was built in the decade of the thirties by architect José Mille. This little French-style palace of the XIX century has 4,700 sqm distributed over four floors and a garden of around 30,000 sqm.

Horizons, Vicente López, Olivos, Province of Buenos Aires (IRSA).

The IRSA-CYRELA Project, Horizons, is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings (the “Río” complex) and the other one, facing Libertador Avenue, consists of three 17-floor buildings (“Parque” complex), thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2014, the project has been fully built and 8 apartments, 10 parking spaces and 13 storage spaces are pending execution of the title deed. The stock available for sale consists of 11 parking spaces and 64 storage spaces.

Pereiraola (Greenville), Hudson – Province of Buenos Aires (IRSA)

In April 2010, APSA entered into a purchase and sale agreement with a third party by means of which we agreed to sell 100% of Pereiraola S.A.’s capital stock for US$ 11.7 million. Pereiraola owns 130 hectares adjacent to Abril Club de Campo. The purchaser would develop a project that included the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to IRSA of 39,634 square meters of lots amounting to approximately US$ 2 million was included in the sale price. As of June 30, 2014, the project is at an advanced stage, and the 52 lots are expected to be received in 2015.

Intangibles - Units to be received under barter agreements

Beruti Plot – City of Buenos Aires (APSA)

On October 13, 2010, IRSA, through its subsidiary APSA, entered into an exchange agreement with TGLT of a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and future residential units to be constructed by TGLT in the plot. The transaction was subject to certain conditions precedent, including the completion by TGLT of its initial public offering. The transaction was agreed on US$18.8 million. TGLT plans to construct an apartment building with residential and commercial parking spaces. As consideration, TGLT will transfer to APSA (i) certain units to be determined, representing 17.33% of the aggregate surface of the residential space, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces, (iii) all the commercial parking spots in the future building, and (iv) US$10.7 million, payable upon delivery of the title deeds to the plot. TGLT completed its initial public offering in the BASE on October 29, 2010 therefore; the condition precedent for the transaction was fulfilled on that date. TGLT paid the US$10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To ensure performance of the obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of APSA.

An association called “Asociación Amigos Alto Palermo” filed a write of relief in order to prevent the construction and obtained a precautionary measure for the suspension of the works. The Aplicable Court (Juzgado Contencioso Administrative and its upheld) for the City of Buenos Aires ordered the release of the precautionary measure that suspended the works. At present, the write of relief is in the discovery stage, and no judgment has been rendered in that regard. On December 4, 2013 the term for the delivery of the units involved was extended for 11 months.

Caballito Plot – City of Buenos Aires (IRSA).

On June 29, 2011, the Company and TGLT, a residential developer, entered into an agreement to barter a plot of land located in Mendez de Andes street in the neighborhood of Caballito in the City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with parking spaces. In consideration, TGLT paid US$ 0.2 million (US$ 159,375) in cash and will transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of IRSA as guarantee.

A neighborhood association named Asociación Civil y Vecinal SOS Caballito that seeks to stop new buildings being developed in such neighborhood, secured a preliminary injunction which suspended the works to be carried out by TGLT in the abovementioned property. As of today, evidence is being produced in a trial seeking to get final judgment on the continuation of the works on the property. It should be noted that the Company is not a part of this legal process, only the neighborhood association and TGLT are.

Land Reserves and development properties

CONIL – Avellaneda, Province of Buenos Aires (APSA)

These plots of APSA (through CONILS.A.) are at the front of Alto Avellaneda shopping center, totaling 2,398 sqm distributed in two opposite corners and according to urban planning standards, around 6,000 sqm may be built. Its intended use, either through an own development or sale to a third party, is residential with the possibility of a retail space as well.

Other Land Reserves – Isla Sirgadero, Pilar, Pontevedra, Mariano Acosta, Merlo and San Luis Plot (IRSA)

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 14 million sqm.

Sale of Constitución 1159 – City of Buenos Aires (IRSA)

On May 6, the site located at Constitución 1159, City of Buenos Aires, comprising the stock of “Land Reserves” was sold. It has a surface area of 2,072 sqm and a capacity per FOT of 10,360 sqm. The purchaser was U.T.H.G.R.A. (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina – Argentine Tourism, Hotel and Gastronomic Workers’ Union) and the transaction amounted to US$ 2.9 million.

Shopping Centers

Arcos del Gourmet

In December 2011, APSA started to develop Distrito Arcos project located in the neighborhood of Palermo, City of Buenos Aires. Distrito Arcos will be an open-air space shopping center with a variety of premium brands in the exclusive neighborhood of Palermo.

Distrito Arcos is expected to add approximately 14,000 square meters of gross leasable area and 65 stores to APSAs portfolio, including a cinema with approximately 800 square meters and more than 1,000 square meters dedicated to restaurants. APSA expects that this project, which will combine a retail and a cultural concept, will equal the success of the last projects.

 The opening was scheduled for December 2013, but an injunction was imposed that suspended the opening on grounds that certain governmental permits have been not granted. The construction works in Distrito Arcos as of June 30, 2014, 2013 and 2012 rise to Ps. 236.2 million, Ps. 136.3 million and 17.8 million, respectively. On June 30, 2014 the contractual obligations corresponds mainly to constructions related with the project above and rise to Ps. 234 million.

On December 10, 2013, Administrative and Tax Contentious Court of the City of Buenos Aires ratified an injunction that suspends the opening of Distrito Arcos on the grounds that it has failed to obtain certain government permits. Despite the fact that the construction has all government permits in place, APSA has filed an appeal against the decision and has requested that the injunction be lifted. Along this line, on April 10, 2014, the government of the City of Buenos Aires issued a new environmental compliance certificate.

On the other hand, in one of the two judicial processes (amparos – actions intended to protect constitutional rights) currently being heard, “Charlon, Marcelo Alejandro and others VS. GCBA on/ amparo”, the Court of Appeals referred above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. The process has concluded with the decision being favorable to us.

As to the other process entitled Federación de Comercio e Industria de la Ciudad de Buenos Aires (“FECOBA”) and others v. GCBA on amparo”, on August 29, 2014 the lower court rendered a decision rejecting the case. As of the date of this annual report, Distrito Arcos has not been opened yet.

Ex-Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba

In November 2006, APSA participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex-Escuela Gobernador Vicente de Olmos, located in the City of Córdoba, Province of Córdoba. The building has a surface area of 5,147 square meters. Inside the building there is a portion of the Patio Olmos shopping center, which operates on four commercial floors and has two underground parking lots. This shopping center also includes two adjacent buildings with cinemas and a commercial annex connected to the property not covered by the bids and legally related through easement contracts. The building is under a concession contract which was assigned to us as part of the bid, effective for a 40-year term, expiring in February 2032, in which APSA acts as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property, together with the transfer of the respective concession contract.

After execution of the title deed, the government of the Province of Córdoba declared part of the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theater. On October 6, 2008, APSA challenged the aforementioned Resolution on unconstitutional grounds. Alternatively, APSA challenged the appraisal made by the plaintiff of the portion of the property to be expropriated and, additionally, APSA claimed damages not included in the appraisal and resulting immediately and directly from the eventual expropriation. As of the date of this annual report, evidence is being produced by the parties in the expropriation court procedure.

Paraná Plot of land, Province of Entre Ríos

On June 30, 2009, APSA executed a “Letter of Intent” whereby APSA stated our intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which was fully paid as an advance payment and as consideration for the promise of not selling the property until November 27, 2009. On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty days as from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned. As of the balance sheet date, evidence of such notice has not been provided.

Developments in progress

Alto Comahue Project – Province of Neuquén (APSA)

On May 22, 2014 Shopping Neuquén SA executed an addendum to the last agreement entered into with the Municipality of Neuquén in 2012, extending the terms for the opening of the Shopping Center for 6 additional months, with March 17, 2015 being the deadline.

As of the end of this fiscal period, the physical degree of progress of the shopping center’s works was 47% and the economic progress was 55%. The estimated total amount invested amounts to Ps.250 million.

During the first half of this fiscal year, Alto Comahue was defined as the name for the Shopping Center after carrying out a market research, and it was communicated in a press release event.

Apart from the construction of a Shopping Center and Cinemas, the project includes a Hypermarket, Residential apartments and a Hotel. The plot intended for the construction of the Hypermarket was sold to Gensar S.A. in 2011, which then transferred it to COTO CICSA, which opened the largest COTO Hypermarket of the Patagonia in May 2014.

As regards the plot for the Hotel, on April 11, 2014 it was sold to the real estate developer Continental Urbana S.A. The plot has a surface area of 3,000 sqm and a construction capacity per FOT (Total Occupancy Factor) of 10,000 sqm.

Finally, the company owns the parcel intended for residential apartments, of approximately 13,000 sqm with a construction capacity of 18,000 sqm.

Future Developments

Mixed Uses:

Ex UOM – Luján, Province of Buenos Aires

This 116-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by Cresud on May 31, 2008 from Birafriends S.A. for US$ 3 million. In May 2012, APSA acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out so as to change the zoning parameters, thus enabling the consummation of the project.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires

We hold a 50% interest in Quality Invest, owner of the San Martín property (ex Nobleza Piccardo plant). On December 28, 2012, in compliance with the Lease Agreement executed upon the acquisition of the site, Nobleza Piccardo partially vacated the property located in the district of San Martín. Quality Invest received approximately 2,100 sqm of offices and 50,300 sqm of industrial units. The vacation of the remaining surface area scheduled for May 2014 pursuant to the agreement was extended again to December 31, 2014.

It should be mentioned that as of the end of this fiscal year the site has the Industrial Park zoning parameters in force since its acquisition; however, due to the pre-feasibility application for business purposes obtained in May 2012, the construction and exploitation of a Shopping Center would be allowed.

As concerns the project for the plot, as of to date there is a mixed-use Master Plan (including Residential Apartments, a Shopping Center, Entertainment, Offices, Hotel, etc.), in order to perform an urban development at large scale involving 400,000 sqm. The Master Plan is pending definition as regards certain technical aspects and then the San Martin Municipality’s Legislative Branch must approve it in order to be ratified by Decree in the Province of Buenos Aires.

Solares de Santa María – City of Buenos Aires

Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown of the City of Buenos Aires. Through IRSA’s subsidiary Solares de Santa María S.A. (“Solares de Santa María”) we are owners of this property. IRSA’s intend to develop this property for mixed purposes, i.e. its development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA (“Environmental Urban Plan Council – Consejo del Plan Urbano Ambiental”) and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project. In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed.

Executive Branch Decree No.1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan, due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07, and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity of the Decree No. 1584/07, we entered into the agreement No. 5/10 that was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval. Once approved, these regulations will have the hierarchy of a law.

On October 30, 2012 a new agreement was executed with the Government of the City of Buenos Aires, replacing all those already executed, whereby new obligations were agreed upon between the parties for the consummation of the project. To that end, such Agreement – as well as the previous ones – shall be countersigned and approved by the Legislative Branch of the City of Buenos Aires by enacting a bill that is attached to the project. As of to date, the project is pending such legislative treatment.

Puerto Retiro – City of Buenos Aires

Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 sqm financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided yet. We own a 50% interest in Puerto Retiro.

Residential

Coto Residential Project

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

Neuquén Parcela Viviendas – Neuquén, Province of Neuquén

Through Shopping Neuquén SA, we own a plot of 13,000 sqm and a construction capacity per FOT of 18,000 sqm of residential properties in an area with significant potential. This area is located close to the shopping center which is about to open, the hypermarket recently opened and a hotel to be constructed in months to come.

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A. ("Liveck"), a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for US$ 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. (Banzey). These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

We intend to carry out an urban project consisting in the development and commercialization of 13 apartment buildings. Such project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for US$ 8 million as well as minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol was US$ 7.0 million; of which US$ 2.0 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol equivalent to 12% of the total marketable meters to be constructed.

Besides, Vista al Muelle S.A. owned since September 2008 a plot of land purchased in due time for US$ 0.83 million. Then, in February 2010, plots of land were acquired for US$ 1 million, the balance of which as of to date amounts to US$ 0.28 plus interest and will be repaid in December 2014. In December 2010, Vista al Muelle executed the title deed of other plots for a total amount of US$ 2.66 million, of which US$ 0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

On June 30, 2009, the Company sold a 50% stake in Liveck to Cyrela Brazil Realty S.A for US$ 1.3 million. On December 17, 2010, IRSA and Cyrela executed a stock purchase agreement pursuant to which IRSA repurchased from Cyrela a 50% shareholding in Liveck S.A. for US$ 2.7 million. Accordingly, as of June 30, 2014, IRSA’s stake, through Tyrus, in Liveck is 100%.

As a result of the plot barter agreements executed in due time between the Intendencia Municipal de Canelones (“IMC”), Zetol S.A. and Vista al Muelle S.A. in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. At present, the urban project and the design of the first tower are being developed.

Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, IRSA sold, assigned and transferred 100% of its interest in Canteras Natal Crespo S.A.’s shareholding, representing 50% of the capital stock, to Euromayor S.A. de Inversiones for US$. 4,215,000 according to the following payment schedule: US$ 3,815,000 in cash and US$ 400,000 through the transfer of almost 400,000 sqm for business purposes within the project to be developed in the site known as Laguna Azul. Delivery of the non-monetary consideration is expected for March 2017.

Retail

Caballito Plot – City of Buenos Aires

This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which APSA purchased in November 1997. This plot would allow developing a shopping center having 30,000 sqm, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property which already has the consent of the Executive Branch.

Dot Adjoining Plot – City of Buenos Aires

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

On June 3, 2013, we were given notice that the Government of the City of Buenos Aires had approved the requested parcel subdivision of the ex-Philips plot. As a result, the property was divided into three parcels: 2 parcels of approximately 6,400 sqm and a parcel adjoining DOT Baires Shopping of 15,900 sqm intended for the future extension of the shopping center in 47,000 sqm.

Offices

Philips Adjoining Plots 1 and 2 – City of Buenos Aires

These two parcels of 6,400 sqm with construction capacity of 19,200 sqm each, adjacent to DOT Baires Shopping. As a result of major developments, the junction of General Paz and Panamerican Highway has experienced a significant growth in recent years. The project of theses parcels will conclude the consolidation of this area.

Baicom Plot -  City of Buenos Aires

On December 23, 2009, we acquired 50% of a parcel located in the surroundings of the port of Buenos Aires, for a purchase price of Ps. 4.5 million. The property’s total surface area is 6,905 square meters and there is a construction permit associated for 34,500 square meters in accordance with the City of Buenos Aires urban construction rules and regulations.

Catalinas Norte Plot -  City of Buenos Aires

Facing the Río de la Plata, this plot is in a privileged location. Having been witness to one of the largest vertical developments in the city, the Catalinas district has consolidated itself as the paramount office real estate area in the city. The project, includes an office building of 37 floors including 4 ground floors, an open ground floor, mezzanine, dining and multipurpose room on the first floor, 28 floors for offices, 2 terrace floors and one mechanical room, comprising a total of approximately 35,300 gross leasable square meters.

Intercontinental Plaza II Plot -  City of Buenos Aires

The Intercontinental Plaza complex is located in the heart of the Monserrat district, situated a few meters away from the most important avenue in the city and the financial district. It comprises an office tower and the exclusive Intercontinental Hotel. In the 6,135 square meter plot, it would be feasible to develop a second office tower, including 19,600 square meters and 25 floors, that would supplement the one already erected in the intersection of Moreno and Tacuarí streets.

Hotels

During fiscal year 2014, we kept our 76.4% interest in Intercontinental hotel, 80% interest in Sheraton Libertador hotel and 50% interest in Llao Llao. We observed an increase in the occupancy of our hotels due to a higher inflow of foreign tourists, mainly in Llao Llao which could recover its revenue and rate levels after a difficult 2012 and part of 2013 due to the Puyehue volcano eruption which kept Bariloche’s airport closed most of the year.

The following chart shows certain information regarding our luxury hotels:

	Date of	IRSA’s	Number		Average Price	Fiscal Year Sales as of June 30,			Book
Hotels	Acquisition	Interest	of rooms	Occupancy(1)	per Room Ps.(2)	2014	2013	2012	Value (Restated)

Intercontinental (3)	11/01/1997	76.34%	309	70.49%	1,029	123,925	87,081	85,977	54,895
Sheraton Libertador (4)	03/01/1998	80.00%	200	76.46%	940	74,178	52,089	55,642	35,499
Llao Llao (5)	06/01/1997	50.00%	205	58.63%	1,959	133,459	86,666	28,393	85,351
Total	-	-	714	68.73%	1,230	331,562	225,836	170,012	175,745

Notes:
(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Indirectly owned through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4) Indirectly owned through Hoteles Argentinos S.A.
(5) Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro.

 In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of the City of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms. During the current fiscal year the Hotel Llao Llao entered into a loan agreement with Banco Hipotecario for an amount of Ps. 4,0 million, (for more information see Item 5.b Indebtedness) which was used to finance some logistical solutions needed for the regular operations of the Hotel, the building of a new tennis court, the installation of a new fire detection system and the modernization of the Hotels security and administrative systems.

Hotel Intercontinental, City of Buenos Aires.

In November 1997, we acquired 51% of the Hotel Intercontinental from Pérez Companc S.A. The Hotel Intercontinental is located in the downtown of the City of Buenos Aires neighborhood of Monserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires.

In March 1998 we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$ 23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation. During the current fiscal year, the Hotel entered into a loan agreement with Banco Hipotecario for an amount of Ps. 5,0 million (for more information see Item 5.b Indebtedness), which was used to redesign and modernize some of the common areas of the Hotel such as the lobby, the bar and the reception. As of the date of this annual report these works were finished.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro.

On December 14, 2006, through Llao Llao Resorts S.A., we acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$ 7.0 million, of which US$ 4.2 million were paid in cash and the balance of US$ 2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$ 0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

International:

Lipstick Building, New York, United States

The Lipstick Building is a landmark premise in the City of New York, located on Third Avenue and 53 Street, in Midtown Manhattan. It was designed by the architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and it has been named after its original elliptic form and the reddish color of its façade. Its gross leasable area is around 57,500 sqm distributed in 34 stories.

In May 2014, the Bar & Restaurant in the northern wing of the Lobby started to operate, run by the renowned American Chef Charlie Palmer, who owns several well known restaurant chains in the USA.

As of June 30, 2014, this building had an occupancy rate of 88.94% generating average revenues of US$ 63.69 per sqm per month.

Lipstick	Fiscal year ended June 30, 2014	Fiscal year ended June 30, 2013	YoY Var
Gross Leasable Area (sqm)	58,092	57,842	0.4%
Occupancy	88.94%	86.2%	2.74%
Rent (US$./sqm)	63.69	62.9	1.3%

As of June 30, 2014, three additional lease agreements had been executed totaling an aggregate area of 1,966 square meters, to be occupied during the next fiscal year, causing its occupancy rate to rise to 92.93% and its average rental price to US$ 65 per sqm per month.

Finally, the contents for an exhibition showcasing part of the work and life of the celebrated Argentine architect César Pelli are under production. The exhibition will be staged in the southern wing of the lobby, and it has been conceived, designed and executed in close cooperation with César Pelli’s architectural firm. It is expected to be opened in September 2014.

Building located at 183 Madison Avenue, New York, NY

In December 2010, IRSA, through Rigby, in which it indirectly holds a 49% stake through IMadison, jointly with other partners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. This area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden and it also has one of the largest office and store markets, excellent means of transport, restaurants, stores and entertainment options.

The purchased property consists of a pre-war building built in 1925 designed by the architecture firm Warren & Wetmore (the same that designed the Grand Central Terminal of New York). It has 19 office stories for rent and a store on its Ground Floor. The net leasable area is approximately 23,200 sqm, 3,523 sqm of which correspond to the retail space and 19,677 sqm are offices.

The total purchase price was US$ 98 million (US$ 4,224 per leasable sqm) composed of US$ 48 million of principal (IMadison contributed US$ 23.5 million), US$ 40 million under a loan granted by M&T Bank at a rate of 5.01% per annum due in 5 years and a loan for US$ 10 million to carry out the capex and prebuilds program.

On November 27, 2012, IRSA increased its interest in Rigby 183, to 74.50%, thus consolidating the results of the investment in the company’s statement of income.

As of June 30, 2014, the building’s occupancy rate was 94.58%.

Madison	Fiscal year ended June 30, 2014	Fiscal year ended June 30, 2013	YoY Var
Gross Leasable Area (sqm)	23,489	23,489	-
Occupancy rate	94.58%	98.5%	-3.2%
Rental price (US$/sqm)	43.87	40.30	8.85%

The year-on-year reduction in the occupancy rate is explained by the exit of one of the largest tenants in the building who vacated floor 17, resulting in an increase in the vacancy rate of 3.89 points.

During this fiscal year, the Company executed an agreement subject to certain conditions to sell the Madison 183 building for a total amount of US$ 185 million. We received an escrow deposit of US$ 18 million in connection with the above referred agreement to be released as part of the Purchase Price at the Closing Date. On September 29, 2014, IRSA through its subsidiary Rigby 183 sold the building located at 183 Madison Av., NY, United States, for a total consideration of US$ 185 million, for more information please see “Recent Developmets”.

Investment in Hersha

Investment in Hersha Hospitality Trust

Hersha is a REIT listed in the NYSE, under the "HT" ticker. Hersha’s investments are mainly in institutional hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets mainly along the US Northeast as well as in some select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

On June 17, 2013, IRSA, through its subsidiaries, sold 13,282,218 common shares of Hersha (9,754,486 of which were indirectly owned by IRSA) for a total amount of approximately US$ 73 million (5.5 US$./share). Accordingly, IRSA’s indirect interest in Hersha decreased from 7.19% to 0.49%. After fiscal year-end, we sold our residual interest in Hersha for US$ 6.74 per share. As a result, we do not hold any interest in Hersha.

Investment in Supertel Hospitality Inc.

In March 2012, IRSA, through its subsidiary RES, in which it holds a 66.8% interest, consummated the transaction for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel in an aggregate amount of US$ 30 million.

Supertel is a REIT listed in Nasdaq with the symbol “SPPR” and is focused on middle-class and long-stay hotels, in 20 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

As the capital increase which Supertel planned to make in September 2013 could not be consummated due to market conditions, in January 2014 RES and Efanur (wholly controlled by the company) entered into a credit line for up to US$ 2 million with Supertel maturing on July 9, 2015. In June 2014, Supertel announced the results of the issue of rights to purchase common shares for US$ 1.6, whereby RES and Efanur opted to capitalize the above mentioned loan.

The company’s results for the first six months of 2014 show an improvement in its rental and hotel occupancy operating ratios, as it continues to roll out its asset sale strategy and analyzing different growth alternatives.

Investment in IDBD.

On May 7, 2014, a transaction was closed whereby IRSA, acting indirectly through Dolphin Netherlands, subsidiary of Dolphin Fund Limited (DFL), an investment fund incorporated under the laws of the Island of Bermuda and subsidiary of us, acquired, jointly with C.A.A. Extra Holdings Limited, a non-related company incorporated under the laws of the State of Israel controlled by Mordechay Ben Moshé (hereinafter, “ETH”), 106.6 million common shares in IDB Development Corporation Ltd. (hereinafter, “IDBD”) representing 53.33% of its stock capital, under the scope of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd., with its creditors. Under the terms of the agreement entered into between DFL and E.T.H. M.B.M. Extra Holdings Ltd., a controlled company of Mordechay Ben Moshé, to which Dolphin Netherlands and ETH adhered, Dolphin Netherlands, jointly with other third party investors acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date. As of June 30, 2014, IRSA’s indirect interest in IDBD was 23%.

Under the purchase agreement, Dolphin Netherlands and ETH have promised to participate on a joint and several basis in any capital increases resolved by IDBD’s Board of Directors in order to implement its business plan for 2014 and 2015, for at least NIS 300 million in 2014 and NIS 500 million in 2015 (equivalent to approximately US$ 87.4 million and US$ 145.7 million at the exchange rate prevailing as of June 30, 2014). To date, Dolphin Netherlands and ETH have contributed NIS 231.09 million of the NIS 300 million committed for 2014.

Moreover, under the purchase agreement, Dolphin Netherlands and ETH jointly and severally committed to make one or more tender offers for acquiring shares in IDBD for a total amount of NIS 512.09 million (equivalent to approximately US$ 149.2 million at the exchange rate prevailing as of June 30, 2014) as per the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million for a price per share of NIS 8.344 (subject to adjustment); and (ii) before December 31, 2016, an amount of at least NIS 512.09 million less the offer made in 2015, for a price per share of NIS 8.7612 (subject to adjustment). As security for the performance of the tender offers, 28,020,191 shares in IDBD held by Dolphin Netherlands were pledged at the closing of the transaction.

In addition, the purchase agreement provides that Dolphin Netherlands and ETH shall jointly and severally pay to the creditors who are parties to the above mentioned restructuring agreement an additional amount of NIS 100 million (equivalent to approximately US$ 29.1 million at the exchange rate prevailing as of June 30, 2014) in the event that IDBD consummates the sale of its interest in its subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and always provided that: (i) the sales price is not less than NIS 4,200 million (equivalent to approximately US$ 1,223.8 million at the exchange rate prevailing as of June 30, 2014); and (ii) the closing of the transaction occurs before June 30, 2015, with IDBD having received by this last date a payment of not less than NIS 1,344 million (gross) (equivalent to approximately US$ 391.6 million).

On May 12, 2014, IDBD’s shares became listed on the Tel Aviv Stock Exchange, Israel. Consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the Tel Aviv Stock Exchange Regulations which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date.

Pursuant to the provisions of IDBD’s rights offering memorandum dated June 9, 2014, on June 26, 2014, 1,322,500 rights to subscribe for shares and warrants were granted by IDBD to Dolphin Netherlands at a ratio of 1 for every 40 shares held, which were exercised after year-end, on July 1, 2014. Later on, during IDBD’s rights issuance process, Dolphin Netherlands and ETH acquired 0.89 million additional rights for NIS 2.83 million, equivalent to approximately US$ 0.83 million, out of which 50% correspond to Dolphin Netherlands and 50% to ETH pursuant to the above mentioned agreement signed between them. These rights are recognized at their fair value and are recorded in the balance sheet in the line derivative financial instruments.

In July 2014, the rights offered by IDBD under the scope of the offering allowed to subscribe for 13 common shares of IDBD for a price of 65 NIS (5 NIS per share) and 27 warrants, 9 of each series (series 1, 2 and 3) to be issued by IDBD, at no cost. Each warrant issued by IDBD will allow to acquire one common share in IDBD. Series 1 matures on November 1, 2014 and is exercisable at 5.50 NIS per warrant. Series 2 matures on May 1, 2015 and is exercisable at 6 NIS per warrant. Series 3 matures on December 1, 2015 and is exercisable at 6.50 NIS per warrant.

As a result of the exercise of the rights received as mentioned above, consummated on July 1, 2014, Dolphin Netherlands received 17.32 million shares and 11.99 million warrants under Series 1, 2 and 3. ETH received the same number of rights and therefore acquired the same number of shares and warrants as Dolphin Netherlands. In addition, as a result of the exercise of the rights purchased, consummated on July 1, 2014, Dolphin Netherlands acquired 5.79 million shares and 4.01 million warrants under Series 1, 2 and 3. ETH also acquired the same number of shares and warrants as Dolphin Netherlands.

As a result of the IDBD’s rights offering, the number of pledged shares as security for IBDB’s tender offers assumed by Dolphin Netherlands was increased to an aggregate of 29,937,591. In addition, pursuant to the Tel Aviv Stock Exchange regulations, 53,784,922 shares and 335,715 warrants under each of Series 1, 2 and 3 remained in escrow under the terms mentioned above.

After year-end, during the period from July 9 to July 14, 2014, Dolphin Netherlands acquired through transactions in the open market 0.42 million shares and 0.34 million additional Series 2 warrants for NIS 1.77 million, equivalent to approximately US$ 0.52 million. 50% of such shares and Series 2 warrants were sold to ETH pursuant to the provisions of the above mentioned agreement signed between the parties.

As of the date of issuance of these consolidated financial statements, Dolphin Netherlands held an aggregate of 76,620,163 shares, 15,998,787 Series 1 warrants, 16,170,392 Series 2 warrants and 15,998,787 Series 3 warrants of IDBD, resulting in an undiluted holding of 28.99% and a fully diluted holding of 31.37% in IDBD.

IDBD’s Board of Directors is composed of nine members, three of whom were appointed by Dolphin Netherlands, namely, Eduardo Elsztain, Alejandro Elsztain and Saúl Zang.

As DFL is a subsidiary that qualifies as a VCO under the exemption contained in IAS 28 mentioned in Note 2.3 (d), IRSA have valued its interest in IDBD at fair value with changes in the income statement.

Financial Transactions and Other:

Our interest in Banco Hipotecario S.A.

As of June 30, 2014, we held a 29.77% interest in Banco Hipotecario through IRSA, which represented 12.35% of IRSA’s consolidated assets as of such date. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 59 branches and 17 sales offices. Additionally, its subsidiary Tarshop has 31 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2014, Banco Hipotecario ranked eleventh in the Argentine financial system in terms of shareholders’ equity and thirteenth in terms of total assets. As of June 30, 2014, Banco Hipotecario’s shareholders’ equity was Ps. 4,205.3 million, its consolidated assets were Ps. 25,855.6 million, and its net income for the twelve-month period ended June 30, 2014 was Ps. 627.0 million. Since 1999, Banco Hipotecario’s common shares have been listed on the BASE in Argentina, and since 2006 it has had a Level I ADR program sponsored by Bank of New York Mellon.

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

As part of its business diversification strategy, Banco Hipotecario expanded its products offering personal loans, mortgages and asset-backed loans. It also expanded its corporate loan product offerings and implemented certain customer loyalty strategies. In response to the demand for time deposits and savings accounts, Banco Hipotecario expanded its deposit base offering personal checking accounts and launched the Visa Banco Hipotecario credit card which has steadily grown in terms of market penetration and transaction size. Banco Hipotecario also continued its strategy of expanding the offering of non-mortgage related insurance products, including life, unemployment, health, personal accident and ATM theft insurance.

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2014, its portfolio of non-mortgage loans represented 85.8% of its total loan portfolio, compared to 81.0% as of June 30, 2013.

During the period ended June 30, 2014, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

Competition

Offices and Others

Substantially all of our office and other non-shopping center rentals are located in developed urban areas. There is a great number of office buildings, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate as well as the sale and rental price of the properties.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future we may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Shopping Centers

Because most of our shopping centers are located in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross Leasable Area	Stores	National GLA Percentage (2)	Stores Percentage (2)
APSA
	Abasto de Buenos Aires (7)	CABA	41,788	171	2.49%	2.71%
	Alto Palermo Shopping	CABA	19,354	145	1.16%	2.30%
	Buenos Aires Design (3)	CABA	14,592	63	0.87%	1.00%
	Dot Baires Shopping (5)	CABA	46,707	153	2.79%	2.42%
	Alcorta Shopping (4)	CABA	15,113	107	0.90%	1.70%
	Patio Bullrich	CABA	11,738	83	0.70%	1.32%
	Córdoba Shopping (4)	Córdoba	15,881	106	0.95%	1.68%
	Alto Avellaneda (4)	GBA	36,565	141	2.18%	2.23%
	Mendoza Plaza Shopping (4)	Mendoza	41,108	146	2.45%	2.31%
	Alto Rosario (7)	Rosario	30,776	145	1.84%	2.30%
	Alto Noa (4)	Salta	19,158	89	1.14%	1.41%
	La Ribera Shopping (6)	Santa Fe	8,285	50	0.49%	0.79%
	Soleil Premium Outlet (4)	GBA	15,190	78	0.91%	1.24%
	Subtotal		316,255	1,477	18.87%	23.41%
Cencosud S.A. (4)
	Subtotal		617,924	1,438	36.87%	22.76%
Other
Operators
	Subtotal		741,295	3,396	44.27%	53.82%
Total			1,675,473	6,311	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A., the company that operates the concession of this building, is 53.684 % in ERSA.
(4)	Includes total leasable area occupied by supermarkets and hypermarkets.
(5)	The interest held by APSA is 80% in Panamerican Mall SA.
(6)	The interest held by APSA is 50% in Nuevo Puerto Santa Fe SA.
(7)	Includes Museo de los Niños.

Source: Argentine Chamber of Shopping Centers

IRSA’s Regulation and Government Supervision of its Real Estate Business

Legal Framework:

Regulation and Governmental Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances and environmental regulations, among others, are applicable to the development and operation of our properties. Currently, Argentine law does not specifically regulate shopping center lease agreements. Since our shopping center leases generally differ from ordinary commercial leases, we have created standard provisions which govern the relationship with our shopping center tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

•	a prohibition to include price adjustment clauses based on inflation increases in lease agreements; and

•	the imposition of a three-year minimum lease term for retail property, except in the case of stands and/or spaces in markets and fairs.

Although our lease agreements were U.S. Dollar-denominated, Decree No. 214/2002, Decree No. 762/2002 and Law No. 25,820 that amended the Public Emergency Law, provided that monetary obligations in force as from January 7, 2002 arising from agreements governed by private law and which provided for payments in U.S. Dollars were subject to the following rules:

•	financial obligations were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$1.00 plus the CER for commercial leases;

•
from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$1.00 plus the CVS;

•
if due to the application of these provisions, the amount of the installment becomes higher or lower than the amount at the time of payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the courts could decide on a case by case basis; and

•	pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Under the Argentine Civil Code and Lease Law No. 23,091, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options–leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Despite this restriction, in November 2007, the Court authorized APSA to enter into a lease agreement with Wal-Mart Argentina for a term of 30 years. This exception was authorized taking into consideration the size of the investment required and the time necessary to recoup this investment.

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

While current Argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees’ failure to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the debt instrument itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil Code enables judges to summon tenants who fall two months in arrears to vacate the property they are renting within 10 days of having received notice to such effect. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Plot Development and Use

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building and environmental regulations. In the City of Buenos Aires, where the vast majority of our real estate properties are located, the City of Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

The City of Buenos Aires Building Code. The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the City of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to assure compliance therewith.

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

Sales and Ownership

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

•
The registration of the intention to sell the property in subdivided plots with the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regard to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division.

•	The preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act, unless seller registers its decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will obtain the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

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

Consumer Protection Law. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including those which contain:

•	Guarantees and liability disclaimers;

•	a waiver of consumer rights;

•	an extension of seller rights; and

•	the shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from fines to closing down of establishments in order to induce compliance from sellers.

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that (i) acquire or use goods or services free of charge or for a price for their own final use and benefit or that of their family or social group, including the acquisition of rights on a time-share leasing, country club, or private cemetery, among others, (ii) though not being party to a consumer relationship, as a result thereof acquire or use goods or services for their own final use or that of their family or social group and (iii) are otherwise exposed to a consumer relationship.

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

On September 2014, a new Consumer Protection Law was passed by the Argentine Congress that stipulates the creation of new administrative and judicial proceedings dealing with this area of the Law. The statute, known as “System for the Resolution of Conflicts in Consumer Relationships”, was enacted as Law No. 26,993 on September 17, 2014. This new law creates a two-tier administrative proceeding and a set of courts dedicated to trial conflicts between consumers and producers.of goods and services. In order to present a claim, the amount of it must not exceed a a fixed amount equivalent to 55 minimun wages, which are determined by the Ministry of Labour, Employment and Social Security. It is mandatory to file the claim first before the administrative agency. In case a settlement is not reached between the parties, the plaintiff is able to file the claim before a judge. Although the system is not operational yet, a considerable portion of the claims made against Alto Palermo will probably be resolved within this system.

Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for subsequent subdivision into condominium (Propiedad Horizontal). Under this law, developers must inform potential purchasers of their intention to sell the building as a condominium, as well as of all sale conditions, and the size of each unit in relation to the whole building. The sale of these units is subject to subdivision approval and in order to be included in Buildings Law regime must be registered with the Real Estate Registry (Registro de la Propiedad Inmueble). This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers. All the parties involved are jointly and severally liable to reimburse all the amounts deposited or paid by purchasers. All the agreements executed with the purchasers shall be filed with the relevant Real Estate Registry.

Mortgage Regulation. The Argentine Civil Code regulates mortgages both as a contract and as a right over property. There are no special provisions in the Civil Code aimed at protecting mortgagors. Any agreement entered into by a mortgagor and a mortgagee at time of execution of the mortgage or prior to the default of the mortgagor allowing the mortgagee to recover the property without a public auction of the property will not be enforced by the courts as it is contrary to Argentine public policy.

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

The Argentine Government has tried to avoid the massive foreclosure of mortgages since the 2001 crisis. The Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 180 additional days by Law No. 25,589 and afterwards for 90 additional days by Law No. 25,640 dated September 2002, expiring on February 2003.

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

The mediation procedure was voluntary and free. Proposals and negotiations made by the parties in the course of these proceedings are subject to the confidentiality of ordinary mediations. The mediation procedure in no case shall result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

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

On May 8, 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in August 2003. In September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. In November 2005, the Argentine congress enacted Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property was suspended until December 2006.

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

On November 8, 2006, Law No. 26,167 was enacted. It established a special proceeding to replace ordinary trials for the enforcement of some mortgage loans. These special proceedings give creditors ten days to inform the debtor of the amounts owed to them and agree with the debtor on the amount and terms of payment. In case the parties fail to reach an agreement, payment conditions are to be determined by the judge. Also, this law established the suspension of the execution of judicial judgments, judicial and out-of-court auctions, evictions and other proceedings related to the mortgage loans contemplated in this law.

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

Although our mortgages are U.S. Dollar-denominated, Decree No. 214/2002 and Decree No. 762/2002 that amended the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. Dollars are subject to the following rules:

•	Financial obligations were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$1.00 plus the CER for commercial leases;

•
From October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$1.00 plus the CVS;

•
If due to the application of these provisions, the amount of the installment became higher or lower than the amount at the time of payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the courts could decide on a case by case basis;

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

Credit Card Law. Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361, governs different aspects of the business activity known as “credit cards’ system”. The regulations set forth minimum contractual terms and conditions and the approval thereof by the Argentine Secretariat of Industry, Commerce and Mining, as well as limitations on interest payable by users and retail stores’ commissions adhering to the system. The Credit Card Law is applied to both banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop. Pursuant Communication “A” 5477 of the Argentine Central Bank, loans granted through credit cards by entities which are not financial institutions, such as Tarshop, shall not exceed in more than the 25% of the monthly average of the interest rates publish by the Argentine Central Bank for loans to individuals without real guarantee.

Antitrust Law. Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies which exceed the accumulated sales volume of Ps. 200.0 million in Argentina; then the respective concentration should be submitted for approval to the Argentine Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the Argentine Antitrust Authority may (i) authorize the transaction, (ii) subject the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps. 20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in the aggregate Ps. 20.0 million or Ps. 60.0 million during the last 36 months, these transactions must be notified to the Argentine Antitrust Authority.

As the consolidated annual sales volume of APSA and ours exceed Ps. 200.0 million, we should give notice to the Argentine Antitrust Authority of any concentration provided for by the Antitrust Law.

Environmental Law. Our activities are subject to a number of national, provincial and municipal environmental provisions. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

Besides, the CNV Standards require that the CNV be informed of any events or fortuitous developments that significantly hinder or are expected to hinder the development of the company’s activities, including events that affect or could affect the environment, specifying their consequences.

One of IRSA’s goals is that business be conducted at all times consistently with environmental laws and regulations.

For more information see Item 3 "Key Information – D. Risk Factors - IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future."

New Civil and Commercial Code. Recently Law No. 26,994 was enacted pursuant to which it was approved the new Civil and Commercial Code of Argentina. The new Civil and Commercial Code provides the background regulation of the relationships between individuals and entities. The new Civil and Commercial Code will enter into force on January 1, 2016. We are currently in the process of analyzing together with our legal advisors the impact of this new legislation in the operations of our business.

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and associated companies

The following table includes a description of our subsidiaries and associated companies as of June 30, 2014:

Subsidiaries	Effective Ownership and Voting Power Percentage	Property/Activity

Agro Managers S.A	46.84%
Agro Managers S.A. is engaged in doing by itself or on behalf of third parties investments in the country or overseas through long and short term loans with or without warranties, derivatives, stocks and commodities as well as any kind of debentures or credit notes.

Agro-Uranga S.A	35.72%	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.

Agropecuaria Acres del Sud S.A.	100%(1)	Agropecuaria Acres del Sud SA is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.

Alafox	100%(2)
Alafox S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Brasilagro Companhia Brasileira de Propiedades Agrícolas	39.63%(3)	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.

Cactus Argentina S.A.	100%(4)
This company is dedicated to feed lot production. It owns a 170-hectare farmland located in the district of Villa Mercedes in the Province of San Luis, with the capacity to support 75,000 head of cattle per year, in cycles of approximately 28,000 head each.

Codalis	100%(2)
Codalis S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Doneldon	100%
Doneldon S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Futuros y Opciones.Com S.A.	59.59%
A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, crops brokerage services and cattle operations.

FyO Trading S.A.	59,63%(5)
FyO Trading S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

Granos Olavarria S.A.	59,63%(5)	Granos Olavarría S.A. is principally engaged to the warehousing of cereals and brokering of grains.

Helmir S.A.	100%
Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima	65.45%(6)(3)	It is a leading Argentine company devoted to the development and management of real estate.

Ombú Agropecuaria S.A	100%(7)	Ombú Agropecuaria S.A is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.

Sedelor	100%(2)
Sedelor S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Sociedad Anónima Carnes Pampeanas S.A. (formerly known as Exportaciones Agroindustriales Argentinas S.A.)	100%(6)	Sociedad Anónima Carnes Pampeanas, a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

Yatay Agropecuaria S.A	100%(8)	Yatay Agropecuaria S.A is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.

Yuchán Agropecuaria S.A	100%(9)	Yuchán Agropecuaria S.A is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.

(1) Includes Doneldon’s, Alafox´s and Sedelor´s interest.
(2) Corresponds to Doneldon´s interest.
(3) Excludes effect of treasury stock.
(4) Includes Helmir’s interest.
(5) Includes Futuros y Opciones.Com S.A.’s interest.
(6) Includes Cactus’s interest.
(7) Includes Codalis’s, Alafox´s and Sedelor´s interest.
(8) Includes Doneldon’s, Sedelor’s and Codalis’s interest.
(9) Includes Doneldon’s, Alafox’s and Codalis’s interest.

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Agricultural Properties

As of June 30, 2014, we owned, together with our subsidiaries, 32 farmlands, which have a total surface area of 636,327 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

Owned Farmlands as of June 30, 2014 (Restated)
	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net Carrying Value (Ps. Millions) (1)

1	La Adela (6)	Buenos Aires	Argentina	1,054	Original	Agriculture	9.8
2	El Invierno	La Pampa	Argentina	1,946	Jun-05	Agriculture	9.3
3	El Tigre	La Pampa	Argentina	8,360	Apr-03	Agriculture /Milk	33.0
4	San Pedro	Entre Ríos	Argentina	6,022	Sep-05	Agriculture	48.5
5/6	Santa Bárbara/La Gramilla	San Luis	Argentina	7,072	Nov-97	Agriculture under irrigation	31.7
7	Cactus Argentina S.A.	San Luis	Argentina	171	Dec-97	Feed lot	1.7
8/9	Las Playas/San Nicolás (2)	Córdoba / Santa Fe	Argentina	2,965	May-97	Agriculture /Milk	19.8
10	La Esmeralda	Santa Fe	Argentina	9,370	Jun-98	Agriculture /Beef Cattle	15.2
11	Las Vertientes	Córdoba	Argentina	4	Mar-98	Silo	0.6
12	La Suiza	Chaco	Argentina	36,380	Jun-98	Agriculture /Beef Cattle	40.3
13/14	8 de Julio/Carmen	Santa Cruz	Argentina	100,911	May-07/May-08	Sheep Production	11.1
15	El Recreo	Catamarca	Argentina	12,395	May-95	Natural Woodlands	1.3
16	Los Pozos	Salta	Argentina	239,639	May-95	Beef Cattle/ Agriculture /Natural Woodlands	138.4
17	La Esperanza	La Pampa	Argentina	980	Apr-08	Agriculture	4.3
18/19/ 20/21/22/23	Las Londras/San Cayetano/San Rafael/La Fon Fon/ 4 Vientos/ La Primavera	Santa Cruz	Bolivia	15,059	Nov-08/Jan-11/	Agriculture	277.4
24	Jerovia (3)	Mariscal Estigarribia	Paraguay	40,495	Feb-09	Agriculture /Natural Woodlands	164.1
25	Estab. Mendoza	Lujan de Cuyo	Argentina	389(5)	Mar-11	Reserve	6.8
26/32	Brasilagro(4)		Brazil	153,115			1,372.1

	Subtotal			636,327			2,185.4

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.
(3)	Hectares and carrying amount in proportion to our 50.00% interest in Cresca through Brasilagro.
(4)	See the section “Overview of Brasilagro’s Properties”.
(5)	Corresponds to our 40% ownership of Establecimiento Mendoza.
(6)	In July 2014 we sold to our subsidiary IRSA the “La Adela” farm, for more information please see Recent Developments.

Overview of Brasilagro’s Properties

As of June 30, 2014, we owned, together with our subsidiaries, 7 farmlands, which have a total surface area of 153.115 hectares, Acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area		Net Carrying Value
Properties	Place	(ha)	Use	(Ps. Millions)
Cremaq Farmland	Baixa Grande Ribeiro/PI	27,807	Agriculture	256.4
Jatobá Farmland	Jaborandi/BA	31,606	Agriculture	275.5
Alto Taquari Farmland	Alto Taquari/MT	5,186	Agriculture	145.2
Araucária Farmland	Mineiros/GO	9,288	Agriculture	247.4
Chaparral Farmland	Correntina/BA	37,182	Agriculture	253.0
Nova Buriti Farmland	Januária/MG	24,247	Forestry	95.7
Preferência Farmland	Barreiras/BA	17,799	Beef cattle	98.9
	Subtotal Brazil	153,115		1,372.1
Jerovia	Mariscal Estigarribia, Paraguay	40,495	Agriculture /Natural Woodlands	164.1
	Total	193,610		1,536.2

Overview of Urban properties and investment business

As of June 30, 2014, most of IRSA’s property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector, and shopping centers) was located in Argentina. IRSA leases its headquarters, located at Bolívar 108, C1066AAD and Moreno 877, piso 22, C1091AAQ Buenos Aires, Argentina, pursuant to a lease agreement that expires on February 28, 2014. IRSA does not currently lease any material properties other than the headquarters.

The following table sets forth certain information about our properties as of June 30, 2014:

Property (6)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps. (Restated) (2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity Ps./000	Rate	Use	Occupancy rate (7)
Intercontinental Plaza	11/18/1997	22,535	City of Buenos Aires	77,574	-	-	-	-	-	Office Rental	100.0%
Bouchard 710	06/01/2005	15,044	City of Buenos Aires	83,479	-	-	-	-	-	Office Rental	99.8%
Bouchard 551 (12)	03/15/2007	7,592	City of Buenos Aires	65,475	-	-	-	-	-	Office Rental	100.0%
Libertador 498	12/20/1995	620	City of Buenos Aires	3,882	-	-	-	-	-	Office Rental	100.0%
Maipú 1300	09/28/1995	7,655	City of Buenos Aires	29,927	-	-	-	-	-	Office Rental	87.3%
Madero 1020	12/21/1995	-	City of Buenos Aires	144	-	-	-	-	-	Office Rental	0.0%
Suipacha 652	11/22/1991	11,453	City of Buenos Aires	14,283	-	-	-	-	-	Office Rental	100.0%
Edificio República	04/28/2008	19,884	City of Buenos Aires	201,264	-	-	-	-	-	Office Rental	94.0%
Dique IV, Juana Manso 295	12/02/1997	11,298	City of Buenos Aires	59,724	-	-	-	-	-	Office Rental	94.4%
Rivadavia 2768	09/19/1991	274	City of Buenos Aires	444	-	-	-	-	-	Office Rental	0.0%
Constitución 1111	06/16/1994	312	City of Buenos Aires	727	-	-	-	-	-	Commercial Rental	0.0%
Torre Bank Boston	08/27/2007	14,873	City of Buenos Aires	138,359	-	-	-	-	-	Office Rental	100.0%
Santa María del Plata	07/10/1997	60,100	City of Buenos Aires	12,532	-	-	-	-	-	Other Rentals	100.0%

Property (6)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps. (Restated) (2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity Ps./000	Rate	Use	Occupancy
Constitución 1159	01/16/1994	2,072	City of Buenos Aires	-	-	-	-	-	-	Other Rentals	0.0%
Plot of Land Catalinas Norte	12/17/2009	N/A	City of Buenos Aires	109,494	-	-	-	-	-	Other Rentals	-
Dot Building (3)	11/28/2006	11,242	City of Buenos Aires	97,967	-	-	-	-	-	Office Rental	100.0%
Other Properties (5)	N/A	N/A	City of Buenos Aires	68,046	-	-	-	-	-	Other Rentals	-
Alto Palermo Shopping (3)	11/23/1997	19,354	City of Buenos Aires	256,698	-	-	-	-	-	Shopping Center	98.9%
Abasto Shopping (3)	07/17/1994	38,026	City of Buenos Aires	291,303	-	-	-	-	-	Shopping Center	99.4%
Alto Avellaneda (3)	11/23/1997	36,565	Province of Buenos Aires	135,925	-	-	-	-	-	Shopping Center	99.5%
Paseo Alcorta (3)	06/06/1997	15,113	City of Buenos Aires	114,861	-	-	-	-	-	Shopping Center	99.8%
Patio Bullrich (3)	10/01/1998	11,738	City of Buenos Aires	109,311	-	-	-	-	-	Shopping Center	99.6%
Alto Noa (3)	03/29/1995	19,157	City of Salta	33,532	-	-	-	-	-	Shopping Center	99.7%
Buenos Aires Design (3)	11/18/1997	14,592	City of Buenos Aires	15,810	-	-	-	-	-	Shopping Center	92.3%

Property (6)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps. (Restated) (2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity Ps./000	Rate	Use	Occupancy
Alto Rosario Shopping (3)	11/09/2004	29,516	City of Rosario	120,913	-	-	-	-	-	Shopping Center	97.0%
Mendoza Plaza Shopping (3)	12/02/2004	41,108	City of Mendoza	108,727	-	-	-	-	-	Shopping Center	95.0%
Córdoba Shopping – Villa Cabrera (3)	12/31/2006	15,881	City of Cordoba	59,735	Mortgage -Antichresis	13.2	Jan-26	13.2	Libor+1,5%+CER	Shopping Center	99.8%
Dot Baires Shopping (3)	12/01/2006	46,707	City of Buenos Aires	427,037	-	-	-	-	-	Shopping Center	99.7%
Soleil Premiun Outlet (3) (11)	07/01/2010	15,190	Province of Buenos Aires	88,634	Mortgage	105.8	jul-17	105.8	Annual Rate 5.00%	Shopping Center	100.0%
Alto Comahue Project (3) (8) (10)	07/06/1999	N/A	Province of Neuquen	127,655	-	-	-	-	-	Shopping Center (in construction)	-
Distrito Arcos Project (3) (9) (10)	12/01/2011	N/A	City of Buenos Aires	236,202	-	-	-	-	-	Shopping Center (in construction)	-
Santa María del Plata	07/10/1997	716,058	Province of Buenos Aires	222,787	-	-	-	-	-	Land Reserve	-
Patio Olmos (3)	09/25/2007	5,147	City of Cordoba	29,461	-	-	-	-	-	Land Reserve	-
Caballito plot of land	03/11/1997	8,173	City of Buenos Aires	49,699	-	-	-	-	-	Land Reserve	-
Others Reserves of Land(4)	N/A	14,391,020	City and Province of Buenos Aires.	15,248	-	-	-	-	-	Land Reserve	-
Lujan (3)	05/31/08	1,160,000	Province of Buenos Aires.	24,292	-	-	-	-	-	Land Reserve	-
Hotel Llao Llao	06/01/1997	24,000	Ciudad de Bariloche	85,351	-	-	-	-	-	Hotel	58.63%
Hotel Intercontinental	01/11/1997	37,600	City of Buenos Aires	54,895	-	-	-	-	-	Hotel	70.49%
Hotel Libertador	03/01/1998	17,463	City of Buenos Aires	35,499	-	-	-	-	-	Hotel	76.46%

_____________________
(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3) Through APSA.
(4) Includes the following land reserves: Pontevedra plot; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, San Luis and Merlo  and Zelaya 3102 and Conil (through APSA).
(5) Includes the following properties: Anchorena 559, Parking spaces Ocampo and DOT Adjoining Plot (through APSA).
(6) All assets are owned by us or through any our subsidiary.
(7) Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.
(8) APSA signed an agreement with the Municipality of Neuquén in which we commited to construct the whole shopping center in a maximum term of 24 months, these will be counted starting from the date of signature of the act of beginning of works. On June 30, 2014, 2013 and 2012 and on  July 1°, 2011 the amount of the developments in Shopping Neuquén increased to Ps. 121.6 million, Ps. 43.1 million, Ps. 9.1 million and Ps. 4.5 million, respectively.
 (9) APSA maintains engagements with the City of Buenos Aires Government in order to develop the Arcos del Gourmet project. The amount of the construction as of June 30, 2014, 2013 and 2012 rise to Ps. 236.2 million, Ps. 136.3 million and Ps. 17.8 million, respectively. On June 30, 2014 the contractual obligations corresponds mainly to constructions related with the project above and rise to Ps. 234 million.
(10) Both projects are financed through syndicated loans subscribed with different bank institutions, for further information see Item 5.b Indebtedness.
(11) On August 22, 2014, APSA paid the balance of the purchase price for the shopping center known as “Soleil Premium Outlet” in the amount of Ps.105.8 million (US$ 12.6 million plus interest). As a result, the mortgage granted in favor of INCSA was fully discharged.
(12) During October, 2014, IRSA sold five floors of Bouchard 551, for more information please see “Recent Developments”.

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

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured (in Thousand of Ps.)	Book Value (in Thousand of Ps.)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	405,152	437,716
Vehicles	Theft, fire and civil and third parties liability	11,833	4,581

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

In our Sales and Developments segment, IRSA only maintains insurance when it retains ownership of the land under development or when IRSA develops the property itself. The liability and fire insurance policies cover potential risks such as property damage, business interruption, fire, falls, collapse, lightning and gas explosion. Such insurance policies contain specifications, limits and deductibles which we believe are customary. IRSA maintains insurance policies for the properties after the end of construction only if it retains ownership, primarily in the Offices and Other Properties segment.

IRSA carries insurance for directors and officers covering management's civil liability, as well as legally mandated insurance, including employee personal injury. IRSA does not provide life or disability insurance for its employees as benefits. IRSA believes its insurance policies are adequate to protect it against the risks for which it is covered. Nevertheless, no assurances can be given that the insurance amount purchased by IRSA will be enough to protect itself from significant losses. See “Risk Factors - Risks Related to IRSA’s Business.” Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

Item 4. Unresolved Staff Comments.

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2014 and 2013 relate to the fiscal years ended June 30, 2014 and 2013, respectively.

For a discussion of results of operations of IRSA and to assist in understanding changes in the Investment and development properties business, please see “Item 5 Operating and financial review and prospects”in IRSA's annual report on Form 20-F for the year ended June 30, 2014 which is publicly available on the SEC's website (www.sec.gov). The discussion and analysis of IRSA is for the full annual periods ended June 30, 2014 compared to June 30, 2013.

The management's discussion and analysis of IRSA’s operating financial review and prospects included in IRSA's 20-F for the year ended June 30, 2014 and 2013 is included only on a supplemental basis.

We maintain our accounting books and records in Pesos. Our audited consolidated financial statements as of June 30, 2014 and 2013 have been prepared in accordance with the accounting policies based on the IFRS issued by the IASB and the interpretations issued by the IFRIC applicable as of such date.

For more information plase see Note 41 to our audited consolidated financial statements, “Foreign currency assets and liabilities”.

Revenue Recognition

We derive our revenues primarily from:

(i) the production and sale of crops, sugarcane, cattle and dairy,

(ii) cattle feedlot operations,

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

Urban Properties and Investments Business

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

Pursuant to the lease agreements, lessees are also obligated to participate in Common Advertising Funds (“FPC”) aimed at providing for the Company’s advertising and promotional activities. Participation in these funds generally comprises a percentage calculated over the lease prices accrued every month. Revenues for these items are equally included within revenues from rentals and services, though separate from advertising and promotional expenses. These expenses are charged to the statement of income as soon as they are incurred.

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

Segment Reporting

IFRS 8 mandates that entities should present financial and detailed information on its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity over which there is separately available financial information that is reviewed regularly by the Company’s Executive Committee (the Company's chief operating decision maker when it comes to day-to-day decisions, without prejudice to the powers and duties of the board of directors in its role as the Company’s management body) to make decisions about how to allocate resources and assess segment performance. The Executive Committee evaluates the businesses based on the differences in the nature of their products, operations and risks. The amount reported for each segment item is the measurement relayed to the Executive Committee and subsequently reported to the highest-ranking decision maker in the Company’s management, that is, the Board of Directors, to this end. The actions taken by the board of directors are then evaluated by the Shareholders’ Meeting in its role as the Company’s governance body.

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

During the fiscal years ended June 30, 2014 and 2013, our principal operations were carried out in Argentina, our country of domicile, Brazil, Bolivia and Paraguay.

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

Cattle

This segment consists of the purchase and/or fattening of cattle herds in natural pastures for sale to meat packing plants and local cattle markets.

Dairy

This segment consists of the breeding and/or purchase of milking cows for the production of milk for sale to local producers of milk and dairy products.

Sugarcane

This segment consists in the planting, harvesting and sale of sugarcane.

Agricultural Rentals and Services

This segment includes the provision of agricultural services (for example, irrigation) and the lease of farmlands owned by the Company to third parties.

Sale and Transformation of Lands

This segment comprises the results generated by the sale of farmlands and land development activities.

Agro-industrial Activites

This segment consists in the fattening of cattle in feedlots and the slaughtering and processing of beef in meat packing plants. Feedlot cattle breeding requires specific care and diets that differ from those applicable to natural grass-fed cattle breeding. This activity represents a distinct operating segment due to the special features of the feedlot system and industrialized beef processing in meat packing plants.

Other segments

This segment includes the remaining operating segments that do not reach the quantity thresholds required for individual disclosure and comprises, inter alia, brokerage services and sales of supplies.

Urban Properties and Investments Business

We have determined that the reportable business units are those based on management information generated by the Company. Consequently, we have six reportable business units. These units are: "Shopping Centers", "Offices and Others”, "Sales and Developments", "Hotels", “International” and "Financial Transactions and Other".

Below is a general description of each segment:

Shopping Centers

This segment includes the results from the activities related to the commercial operation and development of shopping centers, originated mainly in the lease of and provision of lease-related services to retail stores and other spaces in the Company’s shopping centers.

Offices and Others

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

Financial Transactions and Other

This segment includes the income or loss generated by our associates Banco Hipotecario and Tarshop and the residual financial operations from our subsidiary Apsamedia. Banco Hipotecario is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. Banco Hipotecario’s shares are listed on the BASE. Both Tarshop’s and Apsamedia’s operations consist primarily of lending and servicing activities related to the credit card and personal loan products offered to consumers at retail revenues.

Argentine Macroeconomic Environment

The table below shows Argentina’s GDP growth, inflation, dollar exchange rates and the appreciation (devalution) of the Peso against the U.S. Dollar for the indicated periods.

	Fiscal year ended June 30,
	2014			2013		2012
GDP growth (6)		0.0%			5.5%		(1.5%)
Inflation (IPIM)(1)		27.7%			13.5%		12.8%
Inflation (CPI)(2)		15.0	% (5)		10.5%		9.9%
Appreciation (depreciation) of the Peso against the U.S. Dollar		(50.6%)			(19.1%)		(10.2%)
Exhange rate per US$ 1.00 as of the end of the year	Ps.	8.0830		Ps.	5.3680	Ps.	4.5070
Average exchange rate per US$1.00(3)	Ps.	6.9333		Ps.	4.9339	Ps.	4.3016

(1)	IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production.
(2)	CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production.
(3)	Represents average of the selling and buying exchange rate.
(4)	Represents average month-end closing exchange rates.
(5)
Since January 2014, the Argentine government established IPCNu which more broadly reflects consumer prices by considering price information from the 24 provinces of Argentina. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes notice of the six month period after the new consumer price index was introduced.

(6)	As from March, 2014, a new historic base starting in 2004, was stablished for the calculation and adjustment of the GDP figures.

Sources: INDEC, Argentine Ministry of Economy and Production, Banco de la Nación Argentina.

Factors that Affect our Results

Effects of the Argentine macroeconomic environment

Most of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon the economic conditions prevailing in Argentina.

Changes in short- and long-term interest rates, unemployment and inflation may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping centers. These factors, combined with low GDP growth, may reduce general consumption rates in our shopping centers. Since most of the lease agreements in our shopping centers, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers in our shopping centers and consequently, in the demand for parking, may also reduce our revenues from services rendered.

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index		Wholesale Price Index

2002	28.4%		88.2%
2003	10.2%		8.1%
2004	4.9%		8.6%
2005	9.0%		7.7%
2006	11.0%		12.1%
2007	8.8%		9.4%
2008	9.3%		13.8%
2009	5.26%		5.4%
2010	11.0%		15.2%
2011	9.67%		12.5%
2012	9.90%		12.8%
2013	10.5%		13.5%
2014	15.0	% (1)	27,7%

(1)
Since January 2014, the Argentine government established the IPCNu which more broadly reflects consumer prices by considering price information from the 24 provinces of the country. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes notice of the six month period after the new consumer price index was introduced.

The increase in inflation may erode our present macroeconomic stability, causing a negative impact on our operations. The wholesale price index increased by 27,7 % in the fiscal year 2014, and the IPCNu for the six month period ended June 30, 2014 increased 15%.

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

The discussion below should also be read in conjunction with our disclosure of significant IFRSs accounting policies, included in Note 2 to our audited consolidated financial statements, “Summary of significant accounting policies”.

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

Fair value of derivatives and other financial instruments

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are based on market conditions existing at statement of financial position. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods.We use a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Foreign currency-contracts	Present value method	Theoretical price	Money market interest-rate curve; Foreign exchange curve.	-

Derivate related to “tender offer” of IDBD shares.	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and money market interest-rate curve (Curve rate ILS).	Underlying asset price 3.5 a 4.7 Share price volatility 30% a 40% Money market interest rate 0.7% a 1%

Borrowing to acquire shares of IDBD.	Underlying market value	Theoretical price	Price of the underlying assets	-

Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow forward contract.	-

Preferred shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.4 to 1.7 Share price volatility 55% to 75% Money market interest rate 0.75% to 0.9%

Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.4 to 1.7 Share price volatility 55% to 75% Money market interest rate 0.75% to 0.9%

Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-

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

Taxation

We are subject to income taxes in numerous jurisdictions. Our tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Company’s total tax charge necessarily involves a degree of estimation and judgment in respect of certain items whose tax treatment may not be always determined with certainty due to interpretation. The final resolution of some of these items may give rise to material profits, losses and/or cash flows. The complexity of our structure makes the estimation and judgment more challenging. The resolution of issues may not always be within our control and may depend on the efficiency of legal action, if necessary. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the tax charge in the consolidated income statement and tax payments.

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

The amounts recognized in our audited consolidated financial statements in respect of each matter are derived from our best estimate and judgment as described in Note 5 to our audited consolidated financial statements.

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

Generally, we consider each shopping center, office building, hotel and undeveloped property within our, shopping centers properties, offices, sales and developments, hotels, international and financial operations and others activities as a separate CGU. On the other hand, to the extent permitted by nature conditions of the soil and technology, we may use our farmland can for different agricultural activities that may generate independent cash flows from each other or within one single farmland. When we use farmland for single activities (i.e. crops), we consider it as one CGU.

Otherwise, when we use a same farmland for more than one activity (i.e. crops and cattle), we further subdivide it into two or more CGUs, as appropriate, for purposes of impairment testing.

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

In determining the point in time at which our biological assets attain significant biological growth, and therefore, a fair value model is used, we are required to make certain significant assumptions in respect of highly uncertain matters. We generally use agronomical studies and other inputs and the corresponding agricultural produce obtained as a basis to determine these points in time. Details of the assumptions we make in our determination of significant biological growth are included in Note 6 of our audited consolidated financial statements.

When an active market exists for biological assets, we use the quoted market price in the most relevant market as a basis to determine the fair value of our biological assets, as in the case of cattle. For other biological assets where there is neither an active market nor market-determined prices during the growth cycle, we determine their fair value through the use of discounted cash flow (“DCF”) valuation.

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

Further details on valuation methods, sensitivity analysis and other factors is included in Note 6 to our audited consolidated financial statements.

Business Segment Information

We are required to disclose segment information in accordance with IFRS 8, which establishes that an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”). Such function is carried out by our Executive Committee in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the management body, that is to say, the Board of Directors. Our current members of the Executive Committee are Mrs. Eduardo S. Elsztain, Saúl Zang and Alejandro G. Elsztain. The CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

We operate in two businesses areas, “Agricultural” and “Investment and Development Properties” businesses, as further described below.

We operate our Agricultural business through eight reportable segments, “Crops”, “Cattle”, “Milk”, “Sugarcane”, “Agricultural Rentals and Services”, “Land Transformation” and Sales”, “Agro-industrial” and “Others” as further described below:

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

•	Our “Cattle” segment consists of breeding, purchasing and/ or fattening of free-range cattle for sale to meat processors and local livestock auction markets.

•	Our “Dairy” segment consists of breeding and/ or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers.

•	Our “Sugarcane” segment consists of planting, harvesting and sale of sugarcane.

•	Our “Agricultural Rentals and Services” segment includes services, i.e. irrigation and farmland leases out to third parties.

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

•	Our “Others” segment comprises the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure, mainly brokerage activities.

We operate our Investment and Development Properties business through six reportable segments, namely “Shopping Centers Properties”, “Office and Other Rentals”, “Development and Sale of Properties”, “Hotels”, “International” and “Financial Operations and Others” as further described below:

•
Our Shopping Centers Properties segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping centers of the Company.

•
Our “Offices and Others” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

•	Our “Sales and Developments” segment includes the operating results of the sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance.

•	Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues.

•
Our “International” segment includes profit or loss on investments in subsidiaries and/or associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country, and the results arising from investment in IDBD at fair value.

•
Our “Financial Operations and Others” segment primarily includes the financial activities carried out by the associates Banco Hipotecario and Tarshop, and e-commerce activities carried out by the associate Avenida Inc., among others. Banco Hipotecario is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. Banco Hipotecario’s shares are listed on the BASE. Both Tarshop’s and Apsamedia’s operations consist primarily of lending and servicing activities related to the credit card and personal loan products offered to consumers at retail venues.

For summarized analysis of the lines of business for the year ended June 30, 2014, 2013 and 2012. Please see the section Revenues by Business Segment for details.

In our Agricultural business, cattle, dairy and agro-industrial activities are mainly conducted in Argentina, crops activity is developed in Argentina, Brazil, Bolivia and Paraguay, while that sugarcane activity is developed in Brazil and Bolivia.

Our shopping center properties are all located in Argentina. Substantially all of our office and other rental properties are located in Argentina, except for two office building properties located in the United States of America which are owned by our subsidiary and associates. Our hotel properties are located in Argentina and United States. Our development properties are located in Argentina and Uruguay.

The operating results of Joint ventures operations from Cresca, Cyrsa, NPSF, Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest are presented under the method of proportionate consolidation. Under this method, the income/loss generated by joint businesses is reported in the income statements line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statement of income.As a result, the proportionate format is what the CODM considers in assessing and understanding the performance and results of operations of the development property business as a whole. On the other hand, operating results of Entertainment Holding S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main assets consists of an indirect interest of 25% of la Rural S.A..

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

The following tables present a reconciliation between the total results of operations as shown in the section Revenues by Business Segment and the results of operations as per the statement of income for the fiscal years ended June 30, 2014, 2013 and 2012. The adjustments relate to the presentation of the results of operations of the joint ventures on an equity-accounted basis for IFRS income statement purposes.

	Fiscal Year ended June 30, 2014 (Restated)
	Total segment information	Adjustment for share of profit /(loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Income statements
Revenues	4,709,973	(67,888)	(38,074)	4,604,011
Costs	(4,015,757)	64,660	36,505	(3,914,592)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	1,172,739	(20,086)	-	1,152,653
Changes in net realizable value of agricultural produce after harvest	(17,447)	-	-	(17,447)
Gross profit / (loss)	1,849,508	(23,314)	(1,569)	1,824,625
Gain from disposal of investment properties	230,918	-	-	230,918
Gain from disposal of farmlands	91,356	-	-	91,356
General and administrative expenses	(539,720)	3,447	2,334	(533,939)
Selling expenses	(359,041)	5,949	366	(352,726)
Other operating results, net	(77,438)	3,561	(1,131)	(75,008)
Profit from Operations before share of Profit / (Loss) of associates and joint ventures	1,195,583	(10,357)	-	1,185,226
Share of profit / (loss) of associates and joint ventures	(425,287)	16,636	-	(408,651)
Profit from operations before financing and taxation	770,296	6,279	-	776,575

	June 30, 2013
	Total segment information	Adjustment for share of profit /(loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Income statements
Revenues	3,682,738	(142,659)	(11,528)	3,528,551
Costs	(3,251,565)	120,774	10,296	(3,120,495)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	888,493	(1,749)	-	886,744
Changes in net realizable value of agricultural produce after harvest	11,756	-	-	11,756
Gross Profit / (Loss)	1,331,422	(23,634)	(1,232)	1,306,556
Gain from disposal of investment properties	177,999	-	-	177,999
Gain from disposal of farmlands	149,584	-	-	149,584
General and administrative expenses	(353,003)	4,846	1,774	(346,383)
Selling expenses	(291,207)	11,632	112	(279,463)
Other operating results, net	96,324	2,398	(654)	98,068
Profit from Operations before share of profit / (loss) of associates and joint ventures	1,111,119	(4,758)	-	1,106,361
Share of profit / (loss) of associates and joint ventures	(11,673)	1,855	-	(9,818)
Profit from operations before financing and taxation	1,099,446	(2,903)	-	1,096,543

	June 30, 2012
	Total segment information	Adjustment for share of profit /(loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Income statements
Revenues	3,006,550	(130,386)	(16,315)	2,859,849
Costs	(2,591,634)	112,729	14,686	(2,464,219)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	708,706	(7,760)	-	700,946
Changes in net realizable value of agricultural produce after harvest	2,600	120	-	2,720
Gross profit / (loss)	1,126,222	(25,297)	(1,629)	1,099,296
Gain from disposal of investment properties	116,689	-	-	116,689
Gain from disposal of farmlands	45,490	-	-	45,490
General and administrative expenses	(327,148)	4,512	1,959	(320,677)
Selling expenses	(212,531)	11,902	168	(200,461)
Other operating results, net	(98,226)	5,343	(498)	(93,381)
Profit from operations before share of profit / (loss) of associates and joint ventures	650,496	(3,540)	-	646,956
Share of profit / (loss) of associates and joint ventures	13,683	(10,887)	-	2,796
Profit from operations before financing and taxation	664,179	(14,427)	-	649,752

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. According to the analysis above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Total reportable assets as per segment information	10,972,702	8,388,733	7,610,843
Deconsolidation of investment properties	(137,253)	(160,900)	(215,838)
Deconsolidation of property, plant and equipment	(272,982)	(65,700)	(55,320)
Deconsolidation of trading properties	(5,908)	(20,160)	(125,433)
Deconsolidation of goodwill	(5,235)	(5,238)	(846)
Deconsolidation of biological assets	(10,899)	(1,902)	(2,168)
Deconsolidation of inventories	(10,083)	(3,063)	(2,419)
Deconsolidation of investments in associates and joint ventures	372,094	300,810	260,519
Total assets as per the statement of financial position	10,902,436	8,432,580	7,469,338

Below is a summarized analysis of the lines of business of the Company for the years ended June 30, 2014, 2013 and 2012:

	Year ended June 30, 2014 (Restated)
	Agricultural business (I)	Urban Properties and Investments (II)	Total
Revenues	1,812,108	2,897,865	4,709,973
Costs	(2,617,972)	(1,397,785)	(4,015,757)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	1,172,739	-	1,172,739
Changes in net realizable value of agricultural produce after harvest	(17,447)	-	(17,447)
Gross profit	349,428	1,500,080	1,849,508
Gain from disposal of investment properties	-	230,918	230,918
Gain from disposal of farmlands	91,356	-	91,356
General and administrative expenses	(239,654)	(300,066)	(539,720)
Selling expenses	(208,932)	(150,109)	(359,041)
Other operating results, net	(29,516)	(47,922)	(77,438)
(Loss) / profit from operations	(37,318)	1,232,901	1,195,583
Share of profit / (loss) of associates and joint ventures	11,479	(436,766)	(425,287)
Segment (loss) / profit	(25,839)	796,135	770,296

Investment properties	51,432	3,540,437	3,591,869
Property, plant and equipment	2,417,078	237,860	2,654,938
Trading properties	-	143,059	143,059
Goodwill	10,428	24,784	35,212
Units to be received under barters	-	85,077	85,077
Assets held for sale	-	1,357,866	1,357,866
Biological assets	651,582	-	651,582
Inventories	432,634	17,220	449,854
Investments in associates and joint ventures	37,226	1,966,019	2,003,245
Total segment assets	3,600,380	7,372,322	10,972,702

 Segment information (Continued)

	Year ended, June 30, 2013
	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	1,355,430	2,327,308	3,682,738
Costs	(2,045,779)	(1,205,786)	(3,251,565)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	888,493	-	888,493
Changes in net realizable value of agricultural produce after harvest	11,756	-	11,756
Gross profit	209,900	1,121,522	1,331,422
Gain from disposal of investment properties	-	177,999	177,999
Gain from disposal of farmlands	149,584	-	149,584
General and administrative expenses	(154,231)	(198,772)	(353,003)
Selling expenses	(173,976)	(117,231)	(291,207)
Other operating results, net	3,899	92,425	96,324
Profit from operations	35,176	1,075,943	1,111,119
Share of profit/ (loss) of associates and joint ventures	9,191	(20,864)	(11,673)
Segment profit	44,367	1,055,079	1,099,446

Investment properties	25,317	4,306,984	4,332,301
Property, plant and equipment	1,675,420	231,734	1,907,154
Trading properties	-	129,677	129,677
Goodwill	6,438	75,852	82,290
Units to be received under barters	-	93,225	93,225
Biological assets	402,594	-	402,594
Inventories	239,011	16,428	255,439
Investments in associates and joint ventures	31,223	1,154,830	1,186,053
Total segment assets	2,380,003	6,008,730	8,388,733

Segment information (Continued)

	Year ended, June 30, 2012
	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	1,092,634	1,913,916	3,006,550
Costs	(1,619,868)	(971,766)	(2,591,634)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	708,706	-	708,706
Changes in net realizable value of agricultural produce after harvest	2,600	-	2,600
Gross profit	184,072	942,150	1,126,222
Gain from disposal of investment properties	-	116,689	116,689
Gain from disposal of farmlands	45,490	-	45,490
General and administrative expenses	(149,286)	(177,862)	(327,148)
Selling expenses	(116,540)	(95,991)	(212,531)
Other operating results, net	(61,729)	(36,497)	(98,226)
(Loss) / profit from operations	(97,993)	748,489	650,496
Share of profit of associates and joint ventures	5,655	8,028	13,683
Segment (loss) / profit	(92,338)	756,517	664,179

Investment properties	30,398	3,481,800	3,512,198
Property, plant and equipment	1,675,841	228,033	1,903,874
Trading properties	-	218,295	218,295
Goodwill	5,927	11,059	16,986
Units to be received under barters	-	93,225	93,225
Biological assets	366,102	-	366,102
Inventories	240,207	15,659	255,866
Investments in associates and joint ventures	27,452	1,216,845	1,244,297
Total segment assets	2,345,927	5,264,916	7,610,843

(I)  Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Company for the years ended June 30, 2014, 2013 and 2012:

	June 30, 2014 (Restated)
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rentals and services	Agricultural Subtotal	Land Transformation and Sales	Agro- industrial	Others segments	Total Agricultural business
Revenues (i)	836,822	90,315	53,935	123,851	29,142	1,134,065	-	554,084	123,959	1,812,108
Costs	(1,540,681)	(160,660)	(104,334)	(206,751)	(17,374)	(2,029,800)	(8,228)	(479,689)	(100,255)	(2,617,972)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	868,351	145,321	62,840	96,227	-	1,172,739	-	-	-	1,172,739
Changes in net realizable value of agricultural produce after harvest	(17,624)	177	-	-	-	(17,447)	-	-		(17,447)
Gross profit / (loss)	146,868	75,153	12,441	13,327	11,768	259,557	(8,228)	74,395	23,704	349,428
Gain from disposal of farmlands	-	-	-	-	-	-	91,356	-	-	91,356
General and administrative expenses	(148,986)	(27,811)	(5,879)	(28,261)	(2,729)	(213,666)	(1,156)	(16,880)	(7,952)	(239,654)
Selling expenses	(117,860)	(13,831)	(2,244)	(4,871)	(777)	(139,583)	(3,872)	(54,751)	(10,726)	(208,932)
Other operating results, net	(28,276)	(1,914)	(588)	(552)	(299)	(31,629)	(116)	(868)	3,097	(29,516)
Profit / (loss) from operations	(148,254)	31,597	3,730	(20,357)	7,963	(125,321)	77,984	1,896	8,123	(37,318)
Share of profit / (loss) of associates and joint ventures	11,003	33	-	-	-	11,036	-	-	443	11,479
Segment profit / (loss)	(137,251)	31,630	3,730	(20,357)	7,963	(114,285)	77,984	1,896	8,566	(25,839)

Investment properties	-	-	-	-	51,432	51,432	-	-	-	51,432
Property, plant and equipment	1,701,388	158,507	19,451	423,902	9,794	2,313,042	51,534	18,930	33,572	2,417,078
Goodwill	6,745	-	-	3,025	-	9,770	-	-	658	10,428
Biological assets	154,630	316,816	37,263	142,873	-	651,582	-	-	-	651,582
Inventories	303,754	32,535	-	-	-	336,289	-	22,875	73,470	432,634
Investments in associates and joint ventures	34,315	103	-	-	-	34,418	-	-	2,808	37,226
Total segment assets (ii)	2,200,832	507,961	56,714	569,800	61,226	3,396,533	51,534	41,805	110,508	3,600,380

(i)
From all of the Company’s revenues corresponding to agricultural business, Ps. 1,277.62 million is originated in Argentina and Ps. 534.49 million in other countries, principally Brazil for Ps. 415.02 million.

(ii)
From all of the Company ´s assets included in the segment corresponding to agricultural business, Ps. 1,252.06 million is located in Argentina and Ps. 2,348.32 million in other countries, principally Brazil for Ps. 1,727.36 million.

	June 30, 2013
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rentals and services	Agricultural Subtotal	Land Transformation And Sales	Agro- industrial	Other segments	Total Agricultural business
Revenues (i)	750,376	82,939	38,818	160,259	30,834	1,063,226	-	208,921	83,283	1,355,430
Costs	(1,227,832)	(147,290)	(74,826)	(302,206)	(12,052)	(1,764,206)	(5,675)	(204,681)	(71,217)	(2,045,779)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	572,081	79,336	40,741	197,317	-	889,475	-	-	(982)	888,493
Changes in net realizable value of agricultural produce after harvest	11,801	(45)	-	-	-	11,756	-	-	-	11,756
Gross profit / (loss)	106,426	14,940	4,733	55,370	18,782	200,251	(5,675)	4,240	11,084	209,900
Gain from disposal of farmlands	-	-	-	-	-	-	149,584	-	-	149,584
General and administrative expenses	(90,141)	(13,719)	(3,125)	(24,163)	(4,416)	(135,564)	(572)	(10,986)	(7,109)	(154,231)
Selling expenses	(116,120)	(11,359)	(1,813)	(4,006)	(1,671)	(134,969)	(10,623)	(21,507)	(6,877)	(173,976)
Other operating results, net	(7,530)	(1,857)	(412)	(27)	(582)	(10,408)	(75)	(1,305)	15,687	3,899
Profit / (loss) from operations	(107,365)	(11,995)	(617)	27,174	12,113	(80,690)	132,639	(29,558)	12,785	35,176
Share of profit of associates and joint ventures	8,117	-	-	-	-	8,117	-	-	1,074	9,191
Segment profit / (loss)	(99,248)	(11,995)	(617)	27,174	12,113	(72,573)	132,639	(29,558)	13,859	44,367

Investment properties	-	-	-	-	25,317	25,317	-	-	-	25,317
Property, plant and equipment	1,115,211	136,824	21,440	303,283	456	1,577,214	58,026	20,287	19,893	1,675,420
Goodwill	4,443	-	-	1,995	-	6,438	-	-	-	6,438
Biological assets	56,395	197,202	28,134	111,063	-	392,794	-	-	9,800	402,594
Inventories	201,729	23,617	-	939	-	226,285	-	10,419	2,307	239,011
Investments in associates and joint ventures	28,858	-	-	-	-	28,858	-	-	2,365	31,223
Total segment assets (ii)	1,406,636	357,643	49,574	417,280	25,773	2,256,906	58,026	30,706	34,365	2,380,003

(i)
From all of the Company’s revenues corresponding to agricultural business, Ps. 803.9 million is originated in Argentina and Ps. 551.5 million in other countries, principally Brazil for Ps. 453.2 million.

(ii)
From all of the Company’s assets included in the segment corresponding to agricultural business, Ps. 883.1 million is located in Argentina and Ps. 1,496.9 million in other countries, principally Brazil for Ps. 1,190.1 million.

	June 30, 2012
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rentals and services	Agricultural Subtotal	Land Transformation And Sales	Agro- industrial	Other segments	Total Agricultural business
Revenues (i)	636,831	134,088	30,168	98,882	25,333	925,302	-	112,280	55,052	1,092,634
Costs	(1,051,867)	(175,595)	(57,841)	(167,921)	(2,567)	(1,455,791)	(4,653)	(113,314)	(46,110)	(1,619,868)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	513,404	78,982	34,010	82,251	-	708,647	-	-	59	708,706
Changes in net realizable value of agricultural produce after harvest	2,460	140	-	-	-	2,600	-	-	-	2,600
Gross profit / (loss)	100,828	37,615	6,337	13,212	22,766	180,758	(4,653)	(1,034)	9,001	184,072
Gain from disposal of farmlands	-	-	-	-	-	-	45,490	-	-	45,490
General and administrative expenses	(86,771)	(14,926)	(2,939)	(19,429)	(3,700)	(127,765)	(507)	(7,389)	(13,625)	(149,286)
Selling expenses	(88,464)	(11,599)	(1,247)	-	(1,318)	(102,628)	(1,003)	(7,617)	(5,292)	(116,540)
Other operating results, net	(56,910)	(2,376)	(460)	(12)	(579)	(60,337)	(79)	136	(1,449)	(61,729)
Profit / (loss) from Operations	(131,317)	8,714	1,691	(6,229)	17,169	(109,972)	39,248	(15,904)	(11,365)	(97,993)
Share of profit / (loss) of associates and joint ventures	6,018	-	-	-	-	6,018	-	-	(363)	5,655
Segment profit / (loss)	(125,299)	8,714	1,691	(6,229)	17,169	(103,954)	39,248	(15,904)	(11,728)	(92,338)
Investment properties	-	-	-	-	30,398	30,398	-	-	-	30,398

Property, plant and equipment	1,182,139	169,060	14,545	222,050	2,363	1,590,157	55,555	21,303	8,826	1,675,841
Goodwill	4,090	-	-	1,837	-	5,927	-	-	-	5,927
Biological assets	57,102	183,817	25,987	96,389	-	363,295	-	-	2,807	366,102
Inventories	193,534	40,597	1,596	2,474	1,950	240,151	-	-	56	240,207
Investments in associates and joint ventures	25,563	-	-	-	-	25,563	-	-	1,889	27,452
Total segment assets (ii)	1,462,428	393,474	42,128	322,750	34,711	2,255,491	55,555	21,303	13,578	2,345,927

(i)
From all of the Company’s revenues corresponding to agricultural business, Ps. 662.6 million is originated in Argentina and Ps. 430.0 million in other countries, principally Brazil for Ps. 347.2 million.

(ii)
From all of the Company’s assets included in the segment corresponding to agricultural business, Ps. 797.7 million is located in Argentina and Ps. 1,548.2 million in other countries, principally Brazil for Ps. 1,287.2 million.

(II)	Urban properties and investments

The following tables present the reportable segments of the urban properties and investments line of business of the Company for the years ended June 30, 2014, 2013 and 2012:

	June 30, 2014 (Restated)
	Shopping Center Properties	Offices and Others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investments
Revenues (i)	2,048,516	340,862	85,531	331,562	90,820	574	2,897,865
Costs	(969,597)	(115,070)	(34,963)	(216,768)	(60,404)	(983)	(1,397,785)
Gross profit / (loss)	1,078,919	225,792	50,568	114,794	30,416	(409)	1,500,080
Gain from disposal of investment properties	(82)	-	231,000	-	-	-	230,918
General and administrative expenses	(101,538)	(41,945)	(37,466)	(59,585)	(59,476)	(56)	(300,066)
Selling expenses	(73,427)	(20,751)	(13,706)	(42,335)	-	110	(150,109)
Other operating results, net	(46,568)	(3,060)	8,137	(2,680)	(895)	(2,856)	(47,922)
Profit / (loss) from operations	857,304	160,036	238,533	10,194	(29,955)	(3,211)	1,232,901
Share of profit / (loss) of associates and joint ventures	-	(895)	6,368	789	(616,313)	173,285	(436,766)
Segment profit / (loss)	857,304	159,141	244,901	10,983	(646,268)	170,074	796,135

Investment properties	2,275,053	834,480	423,442	-	-	7,462	3,540,437
Property, plant and equipment	20,455	36,415	3,744	175,745	1,501	-	237,860
Trading properties	1,484	-	141,575	-	-	-	143,059
Goodwill	8,582	11,661	4,541	-	-	-	24,784
Units to be received under barters	9,264	-	75,813	-	-	-	85,077
Assets held for sale (iii)	-	-	-	-	1,357,866	-	1,357,866
Inventories	10,625	-	584	6,011	-	-	17,220
Investments in associates and joint ventures	-	23,208	38,289	22,129	628,658	1,253,735	1,966,019
Total segment assets (ii)	2,325,463	905,764	687,988	203,885	1,988,025	1,261,197	7,372,322
(i)	From all of the Company’s revenues corresponding to urban properties and investment business, Ps. 2,807 million is originated in Argentina and Ps. 91 million in United States.
(ii)
From all of the Company’s assets included in urban properties and investment business, Ps. 5,273 million is located in Argentina and Ps. 2,099 million in other countries, principally in United States for Ps. 1,988 million.

(iii)	See Note 44 for details.

	June 30, 2013
	Shopping Center Properties	Offices and Others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investments
Revenues (i)	1,625,013	292,355	141,996	225,836	40,905	1,203	2,327,308
Costs	(772,987)	(122,159)	(106,558)	(169,071)	(33,494)	(1,517)	(1,205,786)
Gross profit	852,026	170,196	35,438	56,765	7,411	(314)	1,121,522
Gain from disposal of investment properties	-	-	177,999	-	-	-	177,999
General and administrative expenses	(67,596)	(34,984)	(32,901)	(49,883)	(13,158)	(250)	(198,772)
Selling expenses	(58,908)	(11,360)	(16,456)	(28,919)	-	(1,588)	(117,231)
Other operating results, net	(45,020)	(247)	6,342	(369)	135,082	(3,363)	92,425
Profit / (loss) from operations	680,502	123,605	170,422	(22,406)	129,335	(5,515)	1,075,943
Share of profit / (loss) of associates and joint ventures	-	(2,514)	1,569	83	(82,552)	62,550	(20,864)
Segment profit / (loss)	680,502	121,091	171,991	(22,323)	46,783	57,035	1,055,079

Investment properties	2,249,180	857,782	447,363	-	744,587	8,072	4,306,984
Property, plant and equipment	17,385	29,830	3,972	180,348	199	-	231,734
Trading properties	1,484	106	128,087	-	-	-	129,677
Goodwill	8,582	11,661	4,540	-	51,069	-	75,852
Units to be received under barters	9,264	-	83,961	-	-	-	93,225
Inventories	10,003	-	463	5,962	-	-	16,428
Investments in associates and joint ventures	-	23,385	32,759	21,339	802	1,076,545	1,154,830
Total segment assets (ii)	2,295,898	922,764	701,145	207,649	796,657	1,084,617	6,008,730

(i)	From all of the Company’s revenues corresponding to urban properties and investment business, Ps. 2,286 million is originated in Argentina and Ps. 41 million in United States, respectively.
(ii)
From all of the Company’s assets included in the urban properties and investment business, Ps. 5,131 million is located in Argentina and Ps. 877 million in other countries, principally in United States for Ps. 797 million.

	June 30, 2012
	Shopping Center Properties	Offices and Others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investments
Revenues (i)	1,321,589	254,729	162,750	170,012	-	4,836	1,913,916
Costs	(633,473)	(99,027)	(119,623)	(117,956)	-	(1,687)	(971,766)
Gross profit	688,116	155,702	43,127	52,056	-	3,149	942,150
Gain from disposal of investment properties	-	-	116,689	-	-	-	116,689
General and administrative expenses	(58,324)	(36,058)	(36,473)	(37,873)	(8,838)	(296)	(177,862)
Selling expenses	(44,175)	(10,049)	(21,136)	(22,788)	-	2,157	(95,991)
Other operating results, net	(23,126)	(5,804)	(6,820)	(1,526)	43	736	(36,497)
Profit / (loss) from operations	562,491	103,791	95,387	(10,131)	(8,795)	5,746	748,489
Share of profit / (loss) of associates and joint ventures	-	-	1,046	(134)	(77,135)	84,251	8,028
Segment profit	562,491	103,791	96,433	(10,265)	(85,930)	89,997	756,517

Investment properties	2,139,447	980,178	362,175	-	-	-	3,481,800
Property, plant and equipment	15,989	26,359	4,164	181,322	199	-	228,033
Trading properties	-	-	218,295	-	-	-	218,295
Goodwill	1,667	9,392	-	-	-	-	11,059
Units to be received under barters	9,264	-	83,961	-	-	-	93,225
Inventories	10,394	-	474	4,791	-	-	15,659
Investments in associates and joint ventures	-	-	28,727	21,256	118,326	1,048,536	1,216,845
Total segment assets (ii)	2,176,761	1,015,929	697,796	207,369	118,525	1,048,536	5,264,916

(i)	The Company’s revenues are entirely originated in Argentina.
(ii)
From all of the Company’s assets included in the urban properties and investment business, Ps. 5,085 million is located in Argentina and Ps. 180 million in other countries, principally in United States for Ps. 119 million, respectively.

Income/(loss) from interests in joint ventures:

As stated in Note 2.(e) to our consolidated financial statements as of June 30, 2014, 2013 and 2012 and for the years then ended, the income/(loss) from joint ventures Cresca, Cyrsa, Canteras Natal Crespo S.A., Puerto Retiro, Baicom Networks S.A., NPSF, Quality Invest and EHSA, are presented by application of the equity method in the line “Shares of (loss) / profit of associates and joint ventures” in the consolidated statement of income.

However, as indicated in Note 6 to our consolidated financial statements as of June 30, 2014, 2013 and 2012 and for the years then ended, in the business segment reporting, the operating results of these joint ventures are presented by application of proportionate consolidation. This method presents the results of joint ventures in the Income statement line by line. The operating results of joint ventures are allocated to each business segment based on the nature of the operations that give rise to them.

In addition, the business segment reporting contemplates certain transactions between related parties that have been eliminated at the level of the Income statement but are, nonetheless, representative of genuine revenues and/or costs of each segment. These transactions include, mainly, leases of spaces and management fees.

Comparability of information:

During this fiscal year, Argentina’s Peso devalued against the U.S. Dollars and other currencies by approximately 51%, which causes an impact on the comparability of the figures disclosed in the financial statements stemming from exposure to the exchange rate, above all in our revenues from office rentals and our net assets and liabilities as detailed in Note 40, denominated in foreign currency; as well as the Income/(loss) from our International segment.

Shopping Centers Properties:

In August 2011, the Company acquired a 50% of the capital stock of NPSF, a joint venture that owns the “La Ribera Shopping” shopping center. However, neither the income/(loss) from this joint venture in the Income statement nor the proportionate consolidation of this joint venture in the business segment reporting within the Shopping Centers Properties segment were significant for the fiscal years presented.

Offices and Others :

On top of the effect of the above-mentioned devaluation, the revenues and costs from our Offices and Others segment, saw their comparability affected by partial sales of properties for rental allocated to that segment. In this respect, during the fiscal years 2014 and 2013, there were sales for 8,744 square meters of leasable surface area (approximately 6.2% of total leasable area at the beginning of the fiscal year), and 14,442 square meters of leasable surface area (approximately 9.4% of total leasable area at the beginning of the fiscal year), respectively.

Additionally, in November 2012, the Company acquired a 25% of the capital stock in La Rural (through our joint venture EHSA) which holds an usufruct agreement over the fairground in the City of Buenos Aires. However, the results of the interest accounted for under the equity method of this investment both in the Income statement and in the business segment reporting within the Offices and Others segment was not significant for the fiscal years presented and therefore, it had not quantitative effect on information comparability.

International:

When it comes to the International segment, information comparability is affected primarily by the above-mentioned devaluation and, though to a lesser extent, by the 12-month consolidation in the year 2014 compared to the 9-month consolidation in the year 2013 of the results of Rigby 183, the owner of the Madison 183 building allocated to rentals.

Financial Operations and Others:

The operating result of the Financial Operations and Others segment primarily reflects the residual consumer financing activities from APSAMedia (Metroshop’s surviving company and presently merged with APSA), which have been decreasing progressively in the fiscal years under discussion.

Additionally, as from fiscal 2014, this segment includes the income/(loss) from our ownership interest in Avenida Inc., acquired in this fiscal year. Through Avenida Compras, Avenida Inc. is primarily engaged in e-commerce. The result from our interest in Avenida Inc., both in the Income statement and in the business segment reporting was not significant and has therefore no quantitative effects on information comparability.

Cresud’s Results of Operations for the fiscal years ended on June 30, 2014 and 2013

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

Changes in the net realizable value of agricultural produce after harvest

Our gain (loss) from holding inventories and biological assets (livestock) consists of changes in their carrying amount.

Urban properties and investment properties business

Shopping centers portfolio

Revenues derived from business activities developed in the Company’s shopping centers mainly include rental income under operating leases, admission rights, commissions and revenue from several services provided to the Company’s lessees. In addition, some lease contracts include provisions that set forth variable rent based on specific volumes of sales and other types of ratios.

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

Operating results

Fiscal year ended June 30, 2014 compared to fiscal year ended June 30, 2013

REVENUES

Our total sales increased 30.5% from Ps. 3,528.6 million for the fiscal year 2013 to Ps. 4,604.0 million for the fiscal year 2014. This was mainly due to a 31.12% increase in the Agricultural business, from Ps. 1,341.4 million in the fiscal year 2013 to Ps. 1,758.8 million in the fiscal year 2014 and a 30.1% increase in the Urban properties and investment business, from Ps. 2,187.2 million in the fiscal year 2013 to Ps. 2,845.2 million in the fiscal year 2014.

Agricultural business

	Fiscal Year ended on June 30, 2014 (Restated)
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	817,702	19,120	-	836,822
Cattle	61,691	2,242	26,382	90,315
Dairy	53,935	-	-	53,935
Sugarcane	123,851	-	-	123,851
Agricultural Rentals and services	29,044	-	98	29,142
Agricultural Subtotal	1,086,223	21,362	26,480	1,134,065
Land tranformation and sales	-	-	-	-
Agro-industrial	548,740	-	5,344	554,084
Other segments	123,872	87	-	123,959
Total Agricultural business revenues	1,758,835	21,449	31,824	1,812,108

	Fiscal Year ended on June 30, 2013
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	745,932	4,260	184	750,376
Cattle	74,534	2,145	6,260	82,939
Dairy	38,818	-	-	38,818
Sugarcane	160,259	-	-	160,259
Agricultural Rentals and services	30,815	-	19	30,834
Agricultural Subtotal	1,050,358	6,405	6,463	1,063,226
Land tranformation and sales	-	-	-	-
Agro-industrial	207,755	-	1,166	208,921
Other segments	83,258	25	-	83,283
Total Agricultural business revenues	1,341,371	6,430	7,629	1,355,430

Total sales increased 31.12%, from Ps. 1,341.4 million in the fiscal year 2013 to Ps. 1,758.8 million in the fiscal year 2014. This was due to an increase of Ps. 71.8 million in the Crops segment, an increase of Ps. 15.1 million in the Dairy segment, an increase of Ps. 341.0 million in the Agro-industrial segment and an increase of Ps. 40.6 million in the Other segment, offset by a decrease of Ps. 12.8 million in the Cattle segment, a Ps. 36.4 million reduction in the Sugarcane segment and a Ps. 1.7 million reduction in the Agricultural Rentals and Services segment.

 In turn, income from interests in our joint ventures increased 233.6% from Ps. 6.4 million in the fiscal year 2013 to Ps. 21.4 million in the fiscal year 2014, primarily as a result of a 348.8% increase of crops sold in Cresca, from Ps. 4.3 million in the fiscal year 2013 to Ps. 19.1 million in the fiscal year 2014.

By the same token, inter-segment revenues rose by 317.1%, up from Ps. 7.6 million in the fiscal year 2013 to Ps. 31.8 million in the fiscal year 2014, primarily owing to the cattle sales during the fiscal year to our subsidiary Sociedad Anónima Carnes Pampeanas that pass from Cattle segment to Agro-industrial segment.

Thus, according to the business segment reporting by segment and considering all our joint ventures as well as inter-segment eliminations, revenues grew by 33.7% up from Ps. 1,355.4 million in the fiscal year 2013 to Ps. 1,812.1 million in the fiscal year 2014.

Crops

Sales from the Crops segment rose 9.6%, from Ps. 745.9 million in the fiscal year 2013 to Ps. 817.7 million in the fiscal year 2014, mainly as a result of:

•	a 33.3% increase in average prices of crops sold, from Ps. 1,438 per ton in the fiscal year 2013 to Ps. 1,916 per ton in the fiscal year 2014;

•	partially offset by a reduction of 92,135 tons in the volume of grains sold in the fiscal year 2014 compared to the previous fiscal year; and

•	a 2.8% reduction in production volume, from 354,898 tons in the fiscal year 2013 to 344,937 tons in the fiscal year 2014.

The following table shows a breakdown of the sales of crops:

	Sale of Crops (in tons)
	Fiscal Year ended June 30,
	2014 (Restated)	2013	Variation
Corn	179,121	271,144	(92,023)
Soybean	216,969	207,211	9,758
Wheat	11,359	10,735	624
Sorghum	3,083	5,217	(2,134)
Sunflower	9,745	10,550	(805)
Other	6,497	14,051	(7,554)
Total Sales	426,774	518,908	(92,134)

Cattle

Sales from the Cattle segment decreased 17.2%, from Ps. 74.5 million in the fiscal year 2013 to Ps. 61.7 million in the fiscal year 2014, mainly as a result of:

•	a 18.6% increase in the average price per kilogram sold, from Ps. 8.6 in the fiscal year 2013 to Ps. 10.2 in the fiscal year 2014;

•	a 8.6% reduction in the beef sales volume, from 9,323 tons in the fiscal year 2013 to 8,580 tons in the fiscal year 2014; and

•	a 9.3% reduction in the volume of beef production, from 7,593 tons in the fiscal year 2013 to 6,890 tons in the fiscal year 2014.

Dairy

Sales revenues from the Dairy segment increased 38.9%, from Ps. 38.8 million in fiscal year 2013 to Ps. 53.9 million in fiscal year 2014, mainly as a result of:

•	a 33.6% increase in the average price of dairy, from Ps. 2.02 per liter in fiscal year 2013 to Ps. 2.70 per liter in fiscal year 2014;

•	a 6.1% increase in the average number of dairying cows; and

•	a 5.1% increase in the volume of sales, from 17,871 liters in fiscal year 2013 to 18,787 liters in fiscal year 2014.

Sugarcane

Sales revenues from the Sugarcane segment decreased 22.7%, from Ps. 160.3 million in fiscal year 2013 to Ps. 123.9 million in fiscal year 2014, mainly as a result of:

•
504,206 less tons of sugarcane sold in fiscal year 2014 as compared to the previous fiscal year, mainly by Brasilagro. The lower amount of tons of sugarcane sold during the fiscal year is explained by harvesting timing differences, as in the previous season it was concentrated from June to October 2012 and thus included the 11-12 and 12-13 harvests, while in the current season it was concentrated from April to September 2013; and

•	partially offset by a 36.76% increase in the average price of sugarcane sold, from Ps. 136 per ton in fiscal year 2013 to Ps. 186 per ton in fiscal year 2014.

Agricultural Rentals and Services

Sales revenues from the Agricultural Rentals and Services segment decreased by 5.74%, from Ps. 30.8 million in fiscal year 2013 to Ps. 29.0 million in fiscal year 2014, mainly as a result of:

•	a 39.3% reduction in leases, due to Cresud’s failure to renew several agreements, including Las Lajitas, Los Leones, Anta el dorado, Ancami and Ceiballito (for Ps. 9 million);

•	a 117.6% increase in revenues from production of seeds (Ps. 4.9 million) mainly due to the higher price of corn and soybean and to a lesser extent, the production volume; and

•
an increase of 24.6% in revenues from irrigation services originated by the impact of the exchange rate, showing an increase of Ps. 0.87 million and a rise of 20% in the milliliters sold as compared to fiscal year 2013.

Agro-industrial

Sales revenues from the Agro-industrial segment increased 164.1%, from Ps. 207.8 million in fiscal year 2013 to Ps. 548.7 million in fiscal year 2014, mainly as a result of:

•	an 80% increase in slaughtering volumes and the differential resulting from the higher price of beef and sub-products; and

•	it should be noted that from November 2013 to February 2014 the produce slaughtered under the kosher ritual was exported to Israel, increasing sales volumes; and

•	another relevant factor in such increase has been the sustained appreciation of the exchange rate as compared to the previous year.

Other segments

Sales revenues from the Other segment increased by 48.8%, from Ps. 83.3 million in fiscal year 2013 to Ps. 123.9 million in fiscal year 2014, mainly due to:

•	an increase of Ps. 22.5 million in resales of supplies and others; and

•	an increase of Ps. 16.5 million in commodity brokerage services.

Urban Properties and Investments Business

	Fiscal Year ended on June 30, 2014 (Restated)
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	2,031,985	15,083	1,448	2,048,516
Offices and Others	327,594	8,466	4,802	340,862
Sales and Developments	62,641	22,890	-	85,531
Hotels	331,562	-	-	331,562
International	90,820	-	-	90,820
Financial Operations and Others	574	-	-	574
Total Urban Properties and Investments business revenues	2,845,176	46,439	6,250	2,897,865
	Fiscal Year ended on June 30, 2013
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	1,613,285	11,728	-	1,625,013
Offices and Others	281,084	7,372	3,899	292,355
Sales and Developments	24,867	117,129	-	141,996
Hotels	225,836	-	-	225,836
International	40,905	-	-	40,905
Financial Operations and Others	1,203	-	-	1,203
Total urban properties and investments business revenues	2,187,180	136,229	3,899	2,327,308

Sales revenues from the Urban Properties and Investments business increased 30.1%, from Ps. 2,187.2 million in fiscal year 2013 to Ps. 2,845.2 million in fiscal year 2014. This was mainly due to an increase of Ps. 418.7 million in the Shopping Centers Properties segment, an increase of Ps. 46.5 million in the Offices and Others segment, an increase of Ps. 105.7 million in the Hotels segment, an increase of Ps. 49.9 million in the International segment, and an increase of Ps. 37.8 million in the Sales and Developments segment, partially offset by Ps. 0.6 million in the Financial Operations and Other segment.

In turn, income from interests in our joint ventures showed a 65.9% decrease, down from Ps. 136.2 million in the fiscal year 2013 to Ps. 46.5 million in the fiscal year 2014, primarily owing to a smaller amount of revenues from sales related to the Horizons project, from the Cyrsa joint venture.

By the same token, inter-segment revenues rose by 59.0%, up from Ps. 3.9 million in the fiscal year 2013 to Ps. 6.2 million in the fiscal year 2014, primarily owing to the refurbishment during the fiscal year of some square meters at our Abasto shopping center which started to be leased by us as part of its administrative offices.

Thus, according to the business segment reporting by segment and considering all our joint ventures as well as inter-segment eliminations, revenues grew by 24.5% up from Ps. 2,327.3 million in the fiscal year 2013 to Ps. 2,897.9 million in the fiscal year 2014.

Costs

Total costs of the Company increased 25.4%, from Ps. 3,120.5 million in the fiscal year 2013 to Ps. 3,914.6 million in the fiscal year 2014. This was mainly a result of a 26.1% increase in the Agricultural business, from Ps. 2,023.3 million in the fiscal year 2013 to Ps. 2,550.5 million in the fiscal year 2014 and a 24.3% increase in the Urban properties and investment business from Ps. 1,097.2 million in the fiscal year 2013 to Ps. 1,364.1 million in the fiscal year 2014.

Agricultural business

	Fiscal Year ended on June 30, 2014 (Restated)
Costs	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(1,509,500)	(31,181)	-	(1,540,681)
Cattle	(150,810)	(4,408)	(5,442)	(160,660)
Dairy	(104,334)	-	-	(104,334)
Sugarcane	(206,751)	-	-	(206,751)
Agricultural Rentals and services	(17,374)	-	-	(17,374)
Agricultural Subtotal	(1,988,769)	(35,589)	(5,442)	(2,029,800)
Land tranformation and sales	(8,228)	-	-	(8,228)
Agro-industrial	(453,307)	-	(26,382)	(479,689)
Other segments	(100,170)	(85)	-	(100,255)
Total Agricultural business costs	(2,550,474)	(35,674)	(31,824)	(2,617,972)

	Fiscal Year ended on June 30, 2013
Costs	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(1,216,190)	(11,642)	-	(1,227,832)
Cattle	(142,621)	(3,319)	(1,350)	(147,290)
Dairy	(74,826)	-	-	(74,826)
Sugarcane	(302,206)	-	-	(302,206)
Agricultural Rentals and services	(12,052)	-	-	(12,052)
Agricultural Subtotal	(1,747,895)	(14,961)	(1,350)	(1,764,206)
Land tranformation and sales	(5,675)	-	-	(5,675)
Agro-industrial	(198,402)	-	(6,279)	(204,681)
Other segments	(71,286)	69	-	(71,217)
Total agricultural business costs	(2,023,258)	(14,892)	(7,629)	(2,045,779)

Total costs increased 26.1%, from Ps. 2,023.3 million in the fiscal year 2013 to Ps. 2,550.5 million in the fiscal year 2014. This was caused mainly by an increase of Ps. 293.3 million in the Crops segment, an increase of Ps. 8.2 million in the Cattle segment, an increase of Ps. 29.5 million in the Dairy segment, an increase of Ps. 5.3 million in the Agricultural Rentals and Services segment, an increase of Ps. 2.6 million in the Land Transformation and Sales segment, an increase of Ps. 254.9 million in the Agro-industrial segment and an increase of Ps. 28.9 million in the Other segment, offset by a reduction of Ps. 95.5 million in the Sugarcane segment.

In turn, the costs from our joint ventures exhibited a net increase of Ps. 20.8 million, rise from Ps. 14.9 million in the fiscal year 2013 to Ps. 35.7 million in the fiscal year 2014, primarily as a result of an increase of Ps. 19.6 million in crops costs from Cresca, from Ps. 11.6 million in the fiscal year 2013 to Ps. 31.2 million in the fiscal year 2014.

By the same token, inter-segment costs rose Ps. 24.2 million, up from Ps. 76 million in the fiscal year 2013 to Ps. 31.8 million in the fiscal year 2014, mainly due to the cost of cattle sales during the fiscal year to our subsidiary Sociedad Anónima Carnes Pampeanas that pass from Cattle segment to Agro-industrial segment.

Thus, according to the business segment reporting by segment and considering all our joint ventures as well as inter-segment eliminations, costs grew by 28.0% up from Ps. 2,045.8 million in the fiscal year 2013 to Ps. 2,618.0 million in the fiscal year 2014.

Crops

Costs from the Crops segment increased 19%, from Ps. 1,216.2 million for fiscal year 2013 to Ps. 1,509.5 million for fiscal year 2014. Costs from the Crops segment are detailed in the following table:

	Fiscal Year 2014 (Restated)	Fiscal Year 2013
	In thousands of Ps.
Cost of sales	770,932	622,650
Cost of production	738,569	593,540
Total Costs	1,509,501	1,216,190

The cost of sales from the Crops segment increased 23.8% from Ps. 622.6 million in the fiscal year 2013 to Ps. 770.9 million in the fiscal year 2014, mainly as a result of:

•
a 50.5% increase in the average cost per ton of grain sold in the fiscal year 2014, from Ps. 1,200 in the fiscal year 2013 to Ps. 1,806 in the fiscal year 2014, mainly as a result of the higher average market prices of grains; and

•	slightly offset by a 17.8% reduction in the volume of tons sold as compared to the previous fiscal year.

The cost of sales as a percentage of sales was 83.5% in the fiscal year 2013 and 94.3% in the fiscal year 2014.

The cost of production from the Crops segment increased 24.4% from Ps. 593.5 million in the fiscal year 2013 to Ps. 738.6 million in the fiscal year 2014, mainly as a result of:

•
a 22.6% increase in direct production costs during this fiscal year as compared to the previous one, mainly affected by the inflationary context that impacts both on the prices of leases and supplies used (agrochemicals and seeds);

•	slightly offset by lower production volumes in the fiscal year 2014 as compared to fiscal year 2013; and

•	a larger number of hectares in operation in own farmlands in the fiscal year 2014 as compared to fiscal year 2013.

Total cost of production per ton increased 26.1%, from Ps. 1,482 per ton in the fiscal year 2013 to Ps. 1,869 per ton in the fiscal year 2014, mainly as a result of higher direct costs of production in the fiscal year 2014 as compared to fiscal year 2013.

Cattle

Costs of the Cattle segment increased 5.7%, from Ps. 142.6 million for fiscal year 2013 to Ps. 150.8 million for fiscal year 2014. The following table shows the costs from the Cattle segment:

	Fiscal Year 2014 (Restated)	Fiscal Year 2013
	In thousands of Ps.
Cost of sales	69,105	70,635
Cost of production	81,705	71,986
Total costs	150,810	142,621

The cost of sales from the Cattle segment decreased 2.2%, from Ps. 70.6 million in the fiscal year 2013 to Ps. 69.1 million in the fiscal year 2014, mainly as a result of:

•	a 7.4% reduction in beef sales volumes in the fiscal year 2014; and

•	partially offset by higher cost per kilogram sold in fiscal year 2014.

Cost of production of the Cattle segment increased 13.5%, from Ps. 72.0 million in the fiscal year 2013 to Ps. 81.7 million in the fiscal year 2014. The higher cost of production from the Cattle segment during the fiscal year 2014 was mainly due to:

•	higher payroll expenses;

•	higher lease expenses, as in 2014 various farmlands intended for livestock production in the Province of Buenos Aires were leased;

•	higher feed costs due to the increase of animals in our own farmlands fattened in feedlots; and

•	offset by lower costs from our subsidiary Cactus due to the discontinuance of its livestock activities in 2014.

Dairy

Costs of the Dairy segment increased 39.4%, from Ps. 74.8 million for fiscal year 2013 to Ps. 104.3 million for fiscal year 2014. The following table contains a detail of the costs of the Dairy segment:

	Fiscal Year 2014 (Restated)	Fiscal Year 2013
	In thousands of Ps.
Cost of sales	51,686	37,667
Cost of production	52,648	37,159
Total costs	104,334	74,826

The cost of sales from the Dairy segment increased 37.2%, from Ps. 37.7 million in the fiscal year 2013 to Ps. 51.7 million in the fiscal year 2014, mainly as a result of:

•	a 5.1% increase in dairy sales volumes; and

•	a 33.5% increase in dairy price levels that impacted on the cost of sales.

Cost of production of the Dairy segment increased 41.7%, from Ps. 37.2 million in the fiscal year 2013 to Ps. 52.6 million in the fiscal year 2014. This rise was mainly due to the impact of higher direct and indirect costs, affecting the cost of production per liter of dairy, which increased from Ps. 2.01 per liter of dairy in the fiscal year 2013 to Ps. 2.73 per liter of dairy in the fiscal year 2014.

Sugarcane

Costs of the Sugarcane segment decreased 31.6%, from Ps. 302.2 million for fiscal year 2013 to Ps. 206.8 million for fiscal year 2014. The following table contains a detail of the costs of the Sugarcane segment:

	Fiscal Year 2014 (Restated)	Fiscal Year 2013
	In thousands of Ps.
Cost of sales	105,618	158,152
Cost of production	101,133	144,054
Total costs	206,751	302,206

Cost of sales from the Sugarcane segment decreased 33.2%, from Ps. 158.2 million in the fiscal year 2013 to Ps. 105.6 million in the fiscal year 2014, mainly as a result of:

•	a reduction of 504,206 tons of sugarcane sold in fiscal year 2014 compared to the previous fiscal year, mainly in our Brazilian subsidiary; and

•	offset by a 16.6% increase in the average cost per ton of sugarcane sold in the fiscal year 2014, from Ps. 134 in the fiscal year 2013 to Ps. 156 per ton in the fiscal year 2014.

The cost of sales as a percentage of sales was 98.7% in the fiscal year 2013 and 85.3% in the fiscal year 2014.

The cost of production of the Sugarcane segment decreased 29.8%, from Ps. 144.1 million in fiscal year 2013 to Ps. 101.1 million in fiscal year 2014, mainly as a result of a lower production volume in fiscal year 2014 as compared to fiscal year 2013, caused by harvesting timing differences, as in the previous season it was concentrated from June to October 2012 and thus included the 11-12 and 12-13 harvests, while in the current season it was concentrated from April to September 2013.

The total cost of production per ton increased 23.2%, from Ps. 125 per ton in fiscal year 2013 to Ps. 154 per ton in fiscal year 2014.

Agricultural Rentals and Services

Cost of sales from the Agricultural Rentals and Services segment increased 44.2%, from Ps. 12.1 million for fiscal year 2013 to Ps. 17.4 million for fiscal year 2014, mainly as a result of:

•	higher lease costs in Brasilagro, due to the amortization of new soil improvement works and structural expenses in the Preferencia farm, which was leased after such expenses had been incurred;

•	higher costs from seed production services, reflecting the increase in the cost of supplies (mostly in US$) and in production volumes; and

•	a 42.2% increase in irrigation service costs.

Land transformation and sales

Cost of sales from the Sale and Transformation of Lands segment increased 45.0%, from Ps. 5.7 million for fiscal year 2013 to Ps. 8.2 million for fiscal year 2014, mainly due to increases in salary-related items, in particular the share incentive plan.

Agro-industrial

Cost of sales from the Agro-industrial segment increased 128.5%, from Ps. 198.4 million for fiscal year 2013 to Ps. 453.3 million for fiscal year 2014, with a significantly lower incidence of raw materials from the meat packing plant on purchase prices, favoring the increase in the gross marginal contribution.

Others

The cost of sales of the Other segments increased 40.5%, from Ps. 71.3 million in the fiscal year 2013 to Ps. 100.2 million in the fiscal year 2014, mainly as a result of higher costs from the brokerage business related to the increase in the number of commodity trading transactions through FyO for Ps. 13.6 million and higher costs generated by the resale of supplies and others for Ps. 14.0 million.

Urban Properties and Investment Business

	Fiscal Year ended on June 30, 2014 (Restated)
Costs	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(956,359)	(8,557)	(4,681)	(969,597)
Offices and Others	(110,633)	(4,437)	-	(115,070)
Sales and Developments	(18,971)	(15,992)	-	(34,963)
Hotels	(216,768)	-	-	(216,768)
International	(60,404)	-	-	(60,404)
Financial Operations and Others	(983)	-	-	(983)
Total urban properties and investments business costs	(1,364,118)	(28,986)	(4,681)	(1,397,785)

	Fiscal Year ended on June 30, 2013
Costs	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(763,460)	(6,860)	(2,667)	(772,987)
Offices and Others	(117,349)	(4,810)	-	(122,159)
Sales and Developments	(12,346)	(94,212)	-	(106,558)
Hotels	(169,071)	-	-	(169,071)
International	(33,494)	-	-	(33,494)
Financial Operations and Others	(1,517)	-	-	(1,517)
Total urban properties and investments business costs	(1,097,237)	(105,882)	(2,667)	(1,205,786)

Cost of sales from our Urban properties and investment business increased 24.3%, from Ps. 1,097.2 million in the fiscal year 2013 to Ps. 1,364.1 million in the fiscal year 2014. This was mainly due to an increase of Ps. 192.9 million in the Shopping Center segment, an increase of Ps. 6.6 million in the Sales and Developments segment, an increase of Ps. 47.7 million in the Hotels segment and an increase of Ps. 26.9 million in the International segment, slightly offset by a decrease of Ps. 6.7 million in the Offices and Others segment and a decrease of Ps. 0.5 million in the Financial Operation and Other segment.

In turn, the costs from our joint ventures exhibited a 72.6% net decrease, down from Ps. 105.9 million in the fiscal year 2013 to Ps. 29.0 million in the fiscal year 2014, due primarily to the reduction in costs caused by the reduction in sales in the Horizons project.

By the same token, inter-segment costs rose by 74.1%, up from Ps. 2.7 million in the fiscal year 2013 to Ps. 4.7 million in the fiscal year 2014, mainly due to a change in the distribution of our Shopping Centers Properties costs.

Thus, according to the business segment reporting by segment and considering all our joint ventures as well as inter-segment eliminations, costs grew by 15.9% up from Ps. 1,205.8 million in the fiscal year 2013 to Ps. 1,397.8 million in the fiscal year 2014.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest

	Fiscal Year ended on June 30, 2014 (Restated)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	848,578	19,773	-	868,351
Cattle	145,008	313	-	145,321
Dairy	62,840	-	-	62,840
Sugarcane	96,227	-	-	96,227
Agricultural Rentals and services	-	-	-	-
Agricultural Subtotal	1,152,653	20,086	-	1,172,739
Land tranformation and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other segments	-	-	-	-
Total Agricultural business	1,152,653	20,086	-	1,172,739

	Fiscal Year ended on June 30, 2013
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	571,020	1,061	-	572,081
Cattle	78,648	688	-	79,336
Dairy	40,741	-	-	40,741
Sugarcane	197,317	-	-	197,317
Agricultural Rentals and services	-	-	-	-
Agricultural Subtotal	887,726	1,749	-	889,475
Land tranformation and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other segments	(982)	-	-	(982)
Total agricultural business	886,744	1,749	-	888,493

Our revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased 30.0%, from Ps. 886.7 million for fiscal year 2013 to Ps. 1,152.7 million for fiscal year 2014.

In turn, income from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest from interests in our joint ventures increased 1,048.4% from Ps. 1.7 million in the fiscal year 2013 to Ps. 20.1 million in the fiscal year 2014.

On the other hand, there was no inter-segment eliminations for incomes from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

Thus, according to the business segment reporting by segment and considering all our joint ventures, incomes from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest grew by 32.0% up from Ps. 888.5 million in the fiscal year 2013 to Ps. 1,172.7 million in the fiscal year 2014.

Crops

Production income from the Crops segment increased 40.0%, from Ps. 476.6 million in the fiscal year 2013 to Ps. 667.1 million in the fiscal year 2014, mainly as a result of:

•	a 44.0% increase in the average production price of grains;

•	partially offset by a 2.8% reduction in the total production volume, from 354,898 tons in the fiscal year 2013 to 344,937 tons in the fiscal year 2014.

As of June 30, 2014 the harvested area was 99.9% of our total sown area, compared to 98.2% as of June 30, 2013.

The following table shows the number of tons produced and total production income as of June 30, 2014 and 2013:

Crops Production Income (in tons and thousands of Ps.)
	Fiscal year ended June 30,
	2014 (Restated)		2013
	Tons	Ps.	Tons	Ps.
Corn	85,474	85,105	107,257	83,416
Soybean	235,871	550,023	220,106	354,053
Wheat	12,373	11,929	4,505	3,740
Sorghum	3,411	1,191	5,181	2,403
Sunflower	5,884	15,657	12,437	21,230
Other	1,924	3,212	5,412	11,766
Total	344,937	667,117	354,898	476,608

Estimated results from the valuation of our crops in progress at reasonable value increased 176.8% from Ps. 56.7 million in the fiscal year 2013 to Ps. 156.9 million in the fiscal year 2014 mainly due to an increase of 183.5% in corn crops.

Cattle

Production income from the Cattle segment increased 84.4%, from Ps. 78.6 million in the fiscal year 2013 to Ps. 145.0 million in the fiscal year 2014, mainly as a result of:

•	a 9.0% increase in the average price per kilogram produced, from Ps. 8.9 per kilogram in the fiscal year 2013 to Ps. 9.7 per kilogram in the fiscal year 2014;

•	offset by a 9.3% reduction in beef production volume from 7,593 tons in the fiscal year 2013 to 6,890 tons in the fiscal year 2014.

The calving rate increased slightly, whereas the death rate recorded a mild increase during the fiscal year 2014 as compared to fiscal year 2013.

The number of hectares devoted to Cattle production increased from 91,053 hectares in fiscal year 2013 to 95,745 hectares in fiscal year 2014 due to a smaller number of hectares devoted to Cattle production leased to third parties.

Results from cattle holdings increased 701.5%, from a gain of Ps. 9.5 million in the fiscal year 2013 to a gain of Ps. 76.3 million in the fiscal year 2014, mainly as a result of the inflationary context and the currency devaluation occurred in the last semester, which resulted in a significant rise in prices.

Dairy

Production income from the Dairy segment increased 54.2%, from Ps. 40.7 million in fiscal year 2013 to Ps. 62.8 million in fiscal year 2014. This increase was mainly due to:

•
the result from holding of dairying cows, which increased 168.8%, from a gain of Ps. 3.2 million in fiscal year 2013 to a gain of Ps. 8.6 million in fiscal year 2014, as the inflationary context and the devaluation occurred during the last semester led to a significant rise in prices;

•	a 33.5% increase in the average price of dairy, from Ps. 1.94 per liter in fiscal year 2013 to Ps. 2.59 per liter in fiscal year 2014; and

•
to a lesser extent, an increase of 4.3% in dairy production volumes, from 18.5 million liters in fiscal year 2013 to 19.3 million liters during this fiscal year. This increase in production volume was mainly due to a higher average number of dairying cows per day, from 2,439 dairing cows per day in fiscal year 2013 to 2,588 dairing cows per day in fiscal year 2014, partially offset by a 2.9% reduction in the efficiency level of average daily dairy production per cow, from 20.8 liters per cow in fiscal year 2013 to 20.2 liters per cow in fiscal year 2014.

Sugarcane

Production income from the Sugarcane segment decreased 51.2%, from Ps. 197.3 million in fiscal year 2013 to Ps. 96.2 million in fiscal year 2014, mainly as a result of:

Actual production income

•	a decrease in total production volume of 43.2%, from 1,156,848 tons in fiscal year 2013 to 657,547 tons in fiscal year 2014; and

•	offset by a 23.3% increase in the average production price of sugarcane.

The 43.2% decrease in production volume from the Sugarcane segment was mainly due to a 11.5% reduction in our average yield and harvesting timing differences, as in the previous season it was concentrated from June to October 2012 and thus included the 11-12 and 12-13 harvests, while in the current season it was concentrated from April to September 2013.

The following table shows the actual tons produced and income as of June 30, 2014 and 2013:

Sugarcane Production Income (In tons and thousands of Ps.)
	Fiscal year ended June 30,
	2014 (Restated)		2013
	Tons	Ps.	Tons	Ps.
Sugarcane	657,547	96,200	1,156,848	197,300

Estimated results from the valuation of our sugarcane crops in progress at fair value

Estimated results from the valuation of our sugarcane crops in progress at fair value decreased significantly from a gain of Ps. 45.3 million in fiscal year 2013 to a loss of Ps. 10.3 million in fiscal year 2014 mainly generated by Brasilagro. This variation originated mainly in Brazil, and was caused by the following factors:

•	the number of estimated hectares went down from a year-on-year decrease of 2% in fiscal year 2013 to a year-on-year decrease of 12% in fiscal year 2014;

•	the estimated yields went down from a from a year-on-year increase of 3% in fiscal year 2013 to a year-on-year decrease of 1% in fiscal year 2014; and

•	the estimated unit costs went up from a year-on-year increase of 11% in fiscal year 2013 to a year-on-year increase of 18% in fiscal year 2014.

Others

Income from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest from the Other segments increased significantly, from a loss of Ps. 1.0 million in fiscal year 2013 to Ps. 0.0 million in fiscal year 2014, due to the variation in the valuation of the timber stocks at fair value in fiscal year 2014.

Changes in the net realizable value of agrigultural produce after harvest

	Fiscal Year ended on June 30, 2014 (Restated)
Changes in the net realizable value of agrigultural produce after harvest	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(17,624)	-	-	(17,624)
Cattle	177	-	-	177
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Agricultural Rentals and services	-	-	-	-
Agricultural subtotal	(17,447)	-	-	(17,447)
Land tranformation and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other segments	-	-	-	-
Total agricultural business	(17,447)	-	-	(17,447)

	Fiscal Year ended on June 30, 2013
Changes in the net realizable value of agrigultural produce after harvest	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	11,801	-	-	11,801
Cattle	(45)	-	-	(45)
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Agricultural Rentals and services	-	-	-	-
Agricultural Subtotal	11,756	-	-	11,756
Land tranformation and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other segments	-	-	-	-
Total Agricultural business	11,756	-	-	11,756

Income from changes in the net realizable value of agricultural produce after harvest decreased significantly, from a gain of Ps. 11.8 million in fiscal year 2013 to a loss of Ps. 17.4 million in fiscal year 2014. This was caused mainly by a reduction of Ps. 29.4 million in the Crops segment (due to the discontinuance in fiscal year 2014 of corn exports made in fiscal year 2013, which resulted in a higher valuation of corn), offset by a slight increase of Ps. 0.2 million in the Cattle segment.

There were no interest in joint ventures neither inter-segment eliminations for income from changes in the net realizable value of agricultural produce after harvest.

Gross income / (loss)

As a result of the above mentioned factors, the Company’s gross income increased 39.6%, from Ps. 1,306.6 million in the fiscal year 2013 to Ps. 1,824.6 million in the fiscal year 2014. This was caused mainly by:

•	a 58.6% increase in the Agricultural business, from a Ps. 216.6 million income in the fiscal year 2013 to a Ps. 343.6 million income in the fiscal year 2014; and

•	a 35.9% increase in the Investment and development properties business, from a Ps. 1,089.9 million income in the fiscal year 2013 to a Ps. 1,481.1 million income in the fiscal year 2014.

Agricultural business

As a result of the above mentioned factors, gross income increased 58.6%, from Ps. 216.6 million in the fiscal year 2013 to Ps. 343.6 million in the fiscal year 2014.

Crops

Gross income from this segment increased 23.6%, from Ps. 112.6 million in the fiscal year 2013 to Ps. 139.2 million in this fiscal year.

Cattle

Gross income from this segment increased 434.3%, from Ps. 10.5 million in the fiscal year 2013 to Ps. 56.1 million in this fiscal year.

Dairy

Gross income from this segment increased 163.8%, from Ps. 4.7 million in the fiscal year 2013 to Ps. 12.4 million in this fiscal year.

Sugarcane

Gross income from this segment decreased 75.9%, from Ps. 55.4 million in fiscal year 2013 to Ps. 13.3 million in this fiscal year.

Agricultural Rentals and Services

Gross income from this segment decreased 37.8%, from Ps. 18.8 million in the fiscal year 2013 to Ps. 11.7 million in this fiscal year.

Land Transformation and sales

Gross loss from this segment increased 43.9%, from Ps. 5.7 million in fiscal year 2013 to Ps. 8.2 million in this fiscal year.

Agro-industrial

Gross income from this segment increased significantly, from Ps. 9.4 million in fiscal year 2013 to Ps. 95.4 million in this fiscal year.

Other

Gross income from this segment increased 115.7%, from Ps. 11.0 million in the fiscal year 2013 to Ps. 23.7 million in this fiscal year.

Urban Properties and Investment Business

Gross income from the Urban properties and investment business increased 35.9% from Ps. 1,089.9 million in the fiscal year 2013 to Ps. 1,481.1 million in the fiscal year 2014. This was due to an increase of Ps. 225.8 million in the Shopping Centers Properties segment; an increase of Ps. 53.2 million in the Offices and Others segment, an increase of Ps. 31.1 million in the Sales and Developments segment, an increase of Ps. 58.0 million in the Hotels segment and an increase of Ps. 23.0 million in the International segment, partially offset by a reduction of Ps. 0.1 million in the Financial Operations and Other segment.

Gain from disposal of investment properties

Gain from disposal of investment properties derived from the Urban Properties and Investments business increased 29.7%, from an Ps. 178.0 million income in fiscal year 2013 to an Ps. 230.9 million income in fiscal year 2014, due primarily to the sales of functional units at: Maipú 1300 Building (Ps. 28.3 million), Bouchard 551 Building (Ps. 24.1 million), Av. de Mayo 595 Building (Ps. 19.2 million), Constitución 1159 Property (Ps. 13.4 million), Costeros Dique IV Building (Ps. 2.9 million) and Rivadavia 565 Property (Ps. 1.1 million), partially offset by less income from sales at Libertador 498 Building (Ps. 36.7 million).

Gain from disposals of farmlands

Gain from disposal of farmlands derived from the Sale and Transformation of Lands segment decreased 38.9%, from Ps. 149.6 million income in fiscal year 2013 to Ps. 91.4 million income in fiscal year 2014, mainly as a result of:

During fiscal year 2014

•
On June 27, 2014, Brasilagro sold a fraction of 1,164 hectares in the “Araucaria” farm located in the municipal district of Mineiros, State of Goias, Brazil, that had been purchased in 2007. After the sale, the farm has a total area of 8,178 hectares, out of which approximately 5,982 hectares are arable land. The sale price was Rs. 32.5 million (equivalent to Ps. 117.5 million). In July 2014, the buyer made an initial payment of Rs. 4.5 million, and the remaining balance is payable in five installments, the first of which, for RS. 4.5 million, matures in November 2014 and the last one at the time of execution of the title deed, in August 2018. The Company recorded a gain of Rs. 21.0 million (equivalent to Ps. 75.8 million) for the sale of the Araucaria farm.

•
On May 27, 2014, Ombú Agropecuaria S.A. executed an agreement providing for the sale, subject to retention of title, of an 882.96 hectare property in the “San Cayetano I” farm for a total price of US$ 4.2 million. Out of this amount, the sum of US$ 1 million has been already collected and the balance is payable in 5 consecutive semi-annual installments, the last of which falls due in November 2016. The agreement provides that title conveyance will be registered once the full price has been paid. Possession was surrendered on the date of execution of the agreement. The Company recorded a gain of US$ 1.8 million for this sale.

During fiscal year 2013

•
On June 19, 2013 the deed of sale for 5,613 hectares of the “La Suiza” farm, located in Villa Ángela, Province of Chaco, Argentina, was executed. The transaction price was Ps. 34.9 million. For this sale the Company recorded a gain of Ps. 29.8 million;

•
On October 11, 2012, Brasilagro sold the Horizontina farm, located in the municipal district of Tasso Fragoso. Sate of Maranhão, Brazil, for a total price of Rs. 75 million (equivalent to Ps. 174.8 million). The Horizontina farm has a surface area of 14,359 hectares. For this sale the Company recorded a gain of Ps. 53.9 million;

•
On April 25, 2013, Brasilagro sold an aggregate of 394 hectares of the Araucaria farm, located in the municipal district of Mineros, state of Goias, Brazil. The sale price was Rs. 11.7 million (equivalent to Ps. 26.6 million). For this sale the Company recorded a gain of Ps. 12.6 million; and

•
On May 10, 2013, Brasilagro sold an aggregate of 4,895 hectares of the Cremaq farm, located in the municipal district of Ribeiro Gonçalves, state of Piauí, Brazil. The sale price was Rs. 42.1 million. For this sale the Company recorded a gain of Ps. 53.2 million.

General and Administrative Expenses

Total general and administrative expenses of the Company increased 54.1%, from Ps. 346.4 million for fiscal year 2013 to Ps. 533.9 million for fiscal year 2014. This was mainly due to an increase of Ps. 85.5 million in the Agricultural business and an increase of Ps. 102.1 million in the Investment and development properties business.

Agricultural business

	Fiscal Year ended on June 30, 2014 (Restated)
General & administrative expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(148,281)	(705)	-	(148,986)
Cattle	(27,746)	(65)	-	(27,811)
Dairy	(5,879)	-	-	(5,879)
Sugarcane	(28,261)	-	-	(28,261)
Agricultural Rentals and services	(2,663)	(66)	-	(2,729)
Agricultural Subtotal	(212,830)	(836)	-	(213,666)
Land tranformation and sales	(1,156)	-	-	(1,156)
Agro-industrial	(16,880)	-	-	(16,880)
Other segments	(6,145)	(1,807)	-	(7,952)
Total Agricultural business General & administrative expenses	(237,011)	(2,643)	-	(239,654)

	Fiscal Year ended on June 30, 2013
General & administrative expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(87,685)	(2,456)	-	(90,141)
Cattle	(13,487)	(232)	-	(13,719)
Dairy	(3,125)	-	-	(3,125)
Sugarcane	(24,163)	-	-	(24,163)
Agricultural Rentals and services	(4,416)	-	-	(4,416)
Agricultural subtotal	(132,876)	(2,688)	-	(135,564)
Land tranformation and sales	(572)	-	-	(572)
Agro-industrial	(10,986)	-	-	(10,986)
Other segments	(7,109)	-	-	(7,109)
Total agricultural business general & administrative expenses	(151,543)	(2,688)	-	(154,231)

General and Administrative expenses from our Agricultural business increased 56.4%. from Ps. 151.5 million in the fiscal year 2013 to Ps. 237.0 million in the fiscal year 2014. This was mainly due to an increase of Ps. 60.6 million in the Crops segment, an increase of Ps. 14.3 million in the Cattle segment, an increase of Ps. 2.8 million in the Dairy segment, an increase of Ps. 4.1 million in the Sugarcane segment, an increase of Ps. 0.6 million in the Land Transformation and sales segment, and an increase of Ps. 5.9 million in the Agro-industrial Activities segment, slightly offset by a reduction of Ps. 1.8 million in the Agricultural Rentals and Services segment and a reduction of Ps. 1.0 million in the Other segment. The main causes of this variation were:

•	higher fees to Directors: in fiscal year 2014, the amounts paid were Ps. 14.4 million higher than those provisioned by the Shareholders’ Meeting for fiscal year 2013;

•	higher dues and contributions for permanent disability: Ps. 12.9 million and 6.9 million were paid as bonus plan during fiscal year 2014; and

•	an increase of 25% in expenses, due to the inflationary context.

In turn, general and administrative expenses in our joint ventures decreased 1.7% from Ps. 2.7 million in the fiscal year 2013 to Ps. 2.6 million in the fiscal year 2014, primarily as a result of a 71% decrease of crops expenses in Cresca, from Ps. 2.5 million in the fiscal year 2013 to Ps. 0.7 million in the fiscal year 2014 and a 100% increase in other segments expenses in Cresca, for Ps. 1.8 million in the fiscal year 2014.

On the other hand, there were no inter-segment eliminations for general and administrative expenses.

Thus, according to the business segment reporting by segment and considering all our joint ventures, general and administrative expenses grew by 55.4% up from Ps. 154.2 million in the fiscal year 2013 to Ps. 239.7 million in the fiscal year 2014.

Urban Properties and Investment Business

	Fiscal Year ended on June 30, 2014 (Restated)
General & administrative expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(100,710)	(148)	(680)	(101,538)
Offices and Others	(41,169)	(145)	(631)	(41,945)
Sales and Developments	(36,955)	(511)	-	(37,466)
Hotels	(58,562)	-	(1,023)	(59,585)
International	(59,476)	-	-	(59,476)
Financial Operations and Others	(56)	-	-	(56)
Total urban properties and investments business general & administrative expenses	(296,928)	(804)	(2,334)	(300,066)

	Fiscal Year ended on June 30, 2013
General & administrative expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(66,350)	(126)	(1,120)	(67,596)
Offices and Others	(34,766)	(110)	(108)	(34,984)
Sales and Developments	(30,979)	(1,922)	-	(32,901)
Hotels	(49,337)	-	(546)	(49,883)
International	(13,158)	-	-	(13,158)
Financial Operations and Others	(250)	-	-	(250)
Total urban properties and investments business general & administrative expenses	(194,840)	(2,158)	(1,774)	(198,772)

General and administrative expenses from the Urban Properties and Investment Business segment increased 52.4%, from Ps. 194.8 million in the fiscal year 2013 to Ps. 296.9 million in the fiscal year 2014. This was mainly due to an increase of Ps. 34.4 million in the Shopping Centers Properties segment, an increase of Ps. 6.4 million in the Offices and Others segment, an increase of Ps. 9.2 million in the Hotels segment, an increase of Ps. 6.0 million in the Sales and Developments segment and an increase of Ps. 46.3 million in the International segment, partially offset by reduction of Ps. 0.2 million in the Financial Operations and Other segment.

The administrative expenses of our joint ventures decreased by 68.2%, from Ps. 2.2 million in the fiscal year 2013 (out of this figures, there are Ps. 1.9 million allocated to the Sales and Developments segment) to Ps. 0.7 million in the fiscal year 2014 (out of this figures, there are Ps. 0.5 million allocated to the Sales and Developments segments).

Thus, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, the administrative expenses grew by 47.1% up from Ps. 198.8 million in the fiscal year 2013 to Ps. 300.1 million in the fiscal year 2014. The administrative expenses as a percentage of revenues, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, went up from 8.5% in the fiscal year 2013 to 10.4% in the fiscal year 2014.

Selling expenses

Total selling expenses of the Company increased 26.2%, from Ps. 279.5 million in the fiscal year 2013 to Ps. 352.7 million in the fiscal year 2014. This was mainly due to an increase of Ps. 33.2 million in the Agricultural business and an increase of Ps. 40.1 million in the Investment and development properties business.

Agricultural business

	Fiscal Year ended on June 30, 2014
Selling expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(115,528)	(2,332)	-	(117,860)
Cattle	(13,746)	(85)	-	(13,831)
Dairy	(2,244)	-	-	(2,244)
Sugarcane	(4,871)	-	-	(4,871)
Agricultural Rentals and services	(752)	(25)	-	(777)
Agricultural Subtotal	(137,141)	(2,442)	-	(139,583)
Land tranformation and sales	(3,872)	-	-	(3,872)
Agro-industrial	(54,751)	-	-	(54,751)
Other segments	(10,726)	-	-	(10,726)
Total Selling expenses	(206,490)	(2,442)	-	(208,932)

	Fiscal Year ended on June 30, 2013
Selling expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(115,614)	(506)	-	(116,120)
Cattle	(11,270)	(89)	-	(11,359)
Dairy	(1,813)	-	-	(1,813)
Sugarcane	(4,006)	-	-	(4,006)
Agricultural Rentals and services	(1,671)	-	-	(1,671)
Agricultural Subtotal	(134,374)	(595)	-	(134,969)
Land tranformation and sales	(10,623)	-	-	(10,623)
Agro-industrial	(21,507)	-	-	(21,507)
Other segments	(6,834)	(43)	-	(6,877)
Total Selling expenses	(173,338)	(638)	-	(173,976)

Selling expenses from the Agricultural business increased 19.1%, from Ps. 173.3 million in the fiscal year 2013 to Ps. 206.5 million in the fiscal year 2014. This was mainly due to an increase of Ps. 2.5 million in the Cattle segment, an increase of Ps. 0.4 million in the Dairy segment, an increase of Ps. 0.9 million in the Sugarcane segment, an increase of Ps. 33.2 million in the Agro-Industrial segment, and an increase of Ps. 3.9 million in the Other segment, partially offset by a reduction of Ps. 0.1 million in the Crops segment, a reduction of Ps. 0.9 million in the Agricultural Rentals and Services segment and a reduction of Ps. 6.7 million in the Land Transformation and sales segment.

In turn, selling expenses from interests in our joint ventures increased 282.8% from Ps. 0.6 million in the fiscal year 2013 to Ps. 2.4 million in the fiscal year 2014, related with our joint venture Cresca.

On the other hand, there was no inter-segment eliminations for selling expenses.

Thus, according to the business segment reporting by segment and considering all our joint ventures, selling expenses grew by 20.1% up from Ps. 174.0 million in the fiscal year 2013 to Ps. 208.9 million in the fiscal year 2014.

Urban Properties and Investment Business

	Fiscal Year ended on June 30, 2014 (Restated)
Selling expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(72,531)	(687)	(209)	(73,427)
Offices and Others	(20,307)	(444)	-	(20,751)
Sales and Developments	(11,330)	(2,376)	-	(13,706)
Hotels	(42,178)	-	(157)	(42,335)
International	-	-	-	-
Financial Operations and Others	110	-	-	110
Total Selling expenses	(146,236)	(3,507)	(366)	(150,109)

	Fiscal Year ended on June 30, 2013
Selling expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(58,162)	(747)	1	(58,908)
Offices and Others	(10,886)	(474)	-	(11,360)
Sales and Developments	(6,683)	(9,773)	-	(16,456)
Hotels	(28,806)	-	(113)	(28,919)
International	-	-	-	-
Financial Operations and Others	(1,588)	-	-	(1,588)
Total Selling expenses	(106,125)	(10,994)	(112)	(117,231)

Selling expenses of the Urban Properties and Investment Business increased 37.8% from Ps. 106.1 million in the fiscal year 2013 to Ps. 146.2 million in the fiscal year 2014. This was mainly due to an increase of Ps. 14.4 million in the Shopping Centers Properties segment, an increase of Ps. 13.4 million in the Hotels segment, an increase of Ps. 4.6 million in the Development ans Sales of Properties segment, and an increase of Ps. 9.4 million in the Offices and Others segment, partially offset by a reduction of Ps. 1.7 million in the Financial operation and Other segment.

In turn, the selling expenses of our joint ventures shrank by 68.2%, down from Ps. 11.0 million (out of this figure, there are Ps. 9.8 million allocated to the Sales and Developments segment) in the fiscal year 2013 to Ps. 3.5 million (out of this figure, there are Ps. 2.4 million allocated to the Sales and Developments segment) in the fiscal year 2014. This decrease is primarily due to lower expenses from our Cyrsa joint ventures in connection with a reduction in the sales of the Horizons project recognized in the fiscal year 2014.

Thus, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, selling expenses grew by 28.0% up from Ps. 117.3 million in the fiscal year 2013 to Ps. 150.1 million in the fiscal year 2014. Selling expenses as a percentage of revenues, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, remained stable at 5% in both fiscal years.

Other operating results, net

Other operating results, net of the Company decreased Ps. 173.1 million, from a Ps. 98.1 million income in the fiscal year 2013 to a Ps. 75.0 million loss in the fiscal year 2014.

Agricultural business

	Fiscal Year ended on June 30, 2014 (Restated)
Other operating results	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(32,126)	(351)	-	(32,477)
Cattle	(1,882)	(32)	-	(1,914)
Dairy	(588)	-	-	(588)
Sugarcane	(552)	-	-	(552)
Agricultural Rentals and services	(266)	(33)	-	(299)
Agricultural subtotal	(35,414)	(416)	-	(35,830)
Land tranformation and sales	(116)	-	-	(116)
Agro-industrial	(868)	-	-	(868)
Other segments	8,927	38	-	8,965
Total Other operating results	(27,471)	(378)	-	(27,849)

	Fiscal Year ended on June 30, 2013
Other operating results	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(6,707)	(823)	-	(7,530)
Cattle	(1,779)	(78)	-	(1,857)
Dairy	(412)	-	-	(412)
Sugarcane	(27)	-	-	(27)
Agricultural Rentals and services	(582)	-	-	(582)
Agricultural Subtotal	(9,507)	(901)	-	(10,408)
Land tranformation and sales	(75)	-	-	(75)
Agro-industrial	(1,305)	-	-	(1,305)
Other segments	15,687	-	-	15,687
Total Other operating results	4,800	(901)	-	3,899

Other operating results, net from the Agricultural business decreased 707.0%, from Ps. 4.8 million gain in the fiscal year 2013 to Ps. 27.5 million loss in the fiscal year 2014. This was mainly due to a decrease of Ps. 25.4 million in the Crops segment, a decrease of Ps. 0.1 million in the Cattle segment, a decrease of Ps. 0.2 million in the Dairy segment, a decrease of Ps. 0.5 million in the Sugarcane segment, a decrease of Ps. 0.1 million in the Land transformation and sales segment, and a decrease of Ps. 6.8 million in the Other segments, partially offset by an increase of Ps. 0.3 million in the Agricultural Rentals and services segment, and an increase of Ps. 0.4 million in the Agro-industrial segment.

In turn, other operating results, net from interests in our joint ventures increased 58.0% from Ps. 0.9 million loss in the fiscal year 2013 to Ps. 0.4 million loss in the fiscal year 2014, related with our joint venture Cresca.

On the other hand, there was no inter-segment eliminations for other operating results, net.

Thus, according to the business segment reporting by segment and considering all our joint ventures, other operating results, net grew by 814.3% down from Ps. 3.9 million gain in the fiscal year 2013 to Ps. 27.8 million loss in the fiscal year 2014.

Crops

Other operating results, net of the Crops segment decreased Ps. 21.2 million, from an Ps. 6.7 million loss in fiscal year 2013 to an Ps. 27.9 million loss in fiscal year 2014, mainly as a result of the commodity derivatives held by Brasilagro and Cresud (Ps. 20.6 million), partially offset by the charge to income of Brasilagro’s contingency allowance for Ps. 12.1 million.

Other segments

Other results, net of the Other segments decreased Ps. 12.6 million, from an Ps. 15.7 million income in fiscal year 2013 to an Ps. 3.1 million income in fiscal year 2014.

The rest of the segments of the Agriculture Business did not record significant changes.

Urban Properties and Investment Business

	Fiscal Year ended on June 30, 2014 (Restated)
Other operating results	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(45,953)	(723)	108	(46,568)
Offices and Others	(1,786)	(2,297)	1,023	(3,060)
Sales and Developments	8,300	(163)	-	8,137
Hotels	(2,680)	-	-	(2,680)
International	(895)	-	-	(895)
Financial Operations and Others	(2,856)	-	-	(2,856)
Total Other operating results	(45,870)	(3,183)	1,131	(47,922)

	Fiscal Year ended on June 30, 2013
Other operating results	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(44,545)	(475)	-	(45,020)
Offices and Others	197	(990)	546	(247)
Sales and Developments	6,266	76	-	6,342
Hotels	(369)	-	-	(369)
International	135,082	-	-	135,082
Financial Operations and Others	(3,363)	-	-	(3,363)
Total Other operating results	93,268	(1,389)	546	92,425

Other operating results, net from the Urban properties and investment business decreased Ps. 139.1 million, from a Ps. 93.3 million income in the fiscal year 2013 to a Ps. 45.9 million loss in the fiscal year 2014, generated mainly by a Ps. 136.0 million loss from the International segment.

The effect of the consolidation of our joint ventures is not significant in this line. According to the business segment reporting and considering both our joint ventures and the inter-segment eliminations, the Other operating results, net line went from Ps. 92.4 million in net income for the fiscal year 2013 to Ps. 47.9 million in net loss for the fiscal year 2014.

Profit from operation

As a result of the factors explained above, the Company’s operating income / (loss) increased Ps. 78.9 million (7.1%), from a Ps. 1,106.4 million income in the fiscal year 2013 to a Ps. 1,185.2 million income in the fiscal year 2014.

Agricultural business

Operating income / (loss) from the Agricultural business decreased Ps. 83.8 million (181.8%), from a Ps. 46.1 million income in the fiscal year 2013 to a Ps. 37.7 million loss in the fiscal year 2014.

Crops

Operating income / (loss) from this segment decreased Ps. 55.1 million (56.6%) from a Ps. 97.4 million loss in the fiscal year 2013 to a Ps. 152.6 million loss in the fiscal year 2014.

Cattle

Operating income / (loss) from this segment increased Ps. 28.7 million (179.2%), from a Ps. 16.0 million loss in the fiscal year 2013 to a Ps. 12.7 million income in the fiscal year 2014.

Dairy

Operating income / (loss) from this segment increased Ps. 4.3 million (704.5%), form a Ps. 0.6 million loss in the fiscal year 2013 to a Ps. 3.7 million income in the fiscal year 2014.

Sugarcane

Operating income / (loss) from this segment decreased Ps. 47.5 million from a Ps. 27.2 million income in the fiscal year 2013 to a Ps. 20.4 million loss in the fiscal year 2014.

Agricultural Rentals and Services

Operating income / (loss) from this segment decreased Ps. 4.1 million (33.9%) from a Ps. 12.1 million income in the fiscal year 2013 to a Ps. 8.0 million income in the fiscal year 2014.

Land Transformation and sales

Operating income / (loss) from this segment decreased Ps. 54.7 million from a Ps. 132.6 million income in the fiscal year 2013 to a Ps. 78.0 million income in the fiscal year 2014.

Agro-industrial

Operating income / (loss) from this segment decreased Ps. 47.4 million, from a Ps. 24.4 million loss in the fiscal year 2013 to a Ps. 22.9 million income in the fiscal year 2014.

Other

Operating income / (loss) from this segment decreased Ps. 2.8 million, from a Ps. 12.7 million income in the fiscal year 2013 to a Ps. 9.9 million income in the fiscal year 2014.

Urban Properties and Investment Business

Operating income / (loss) from this business increased Ps. 162.7 million (15.3%) from a Ps. 1,060.2 million income in the fiscal year 2013 to a Ps. 1,222.9 million income in the fiscal year 2014. This was mainly due to a increase of Ps. 322.0 million in the Shopping Centers Properties, Offices and Others, Sales and Developments, Hotels and Financial Operations and Other segments, partially offset by an Ps. 159.3 million reduction in the International segment.

Share of profit / (loss) of associates and joint ventures

Share of loss of associates and joint ventures increased Ps. 398.9 million from a Ps. 10 million loss in the fiscal year 2013 to a Ps. 408.7 million loss in the fiscal year 2014. This was primarily due to:

•
a reduction of Ps. 402.2 million in the share of (loss) / profit from related companies in our Investment and development properties business in the fiscal year 2014.  This growth is mainly due to the Ps. 517.0 million loss booked in the course of this fiscal year in IDBD, the fact that it is measured at market value and that since our acquisition, this company’s common shares have fallen by 47.3% and to the larger loss of Ps. 32.3 million caused by our interest in New Lipstick LLC (International segment), partially offset by the recognition in the course of this fiscal year of income for Ps. 15.5 million for the acquisition of Supertel (International segment) and the increased revenues from our interest in Banco Hipotecario for Ps. 123.8 million (Financial Operations and Others segment);

•	slightly offset by higher income for Ps. 2.3 million from the Agricultural business, mainly due to income from the result of the investment in Agro-Uranga (corresponding to the Crops segment).

Financial results, net

We had a higher net financial loss of Ps. 1,665.6 million, from a loss of Ps. 908.8 million in fiscal year 2013 to a loss of Ps. 2,574.4 million in fiscal year 2014. This was primarily due to:

•	a higher loss of Ps. 1,417.8 million in net exchange differences in fiscal year 2014;

•	a higher loss of Ps. 207.7 million in net financial interest recorded in fiscal year 2014;

•	a higher income of Ps. 23.9 million in revaluation of receivables from sale of farmlands in fiscal year 2014;

•	a higher loss of Ps. 358.2 million in derivative financial instruments in fiscal year 2014; and

•	a higher loss of Ps. 64.9 million generated by the results from Financial Operations and Other in fiscal year 2014.

Our net financial loss in fiscal year 2014 was mainly attributable to (i) Ps. 1,900 million loss generated by exchange differences mainly as a result of a higher liability position in US dollars due to the issuance of new series of notes; (ii) a loss of Ps. 737.9 million generated by interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates; and (iii) a loss of Ps. 315.6 million generated mainly by a derivative instrument due to IDBD’s tender offer.

There was a 50% variation in the U.S. Dollar buying rate during fiscal year 2014 (it increased from Ps. 5.348 as of June 30, 2013 to Ps. 8.033 as of June 30, 2014) as compared to the previous fiscal year, when the U.S. Dollar quotation had experienced a smaller variation, of 19% (from Ps. 4.487 as of June 30, 2012 to Ps. 5,348 as of June 30, 2013).

Income tax benefit / (expense)

Our income tax expense decreased Ps. 422.9 million, from Ps. 33.5 million loss in fiscal year 2013 to Ps. 389.4 million income in fiscal year 2014. The Company recognizes the income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agriculture business derive from valuation of cattle stock and sale and replacement of property, plant and equipment, while those corresponding to the Urban Properties and Investments business derive from the sale and replacement of investment properties.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements, has been applied to the identified temporary differences and tax losses.

Net income / (loss)

Due to the above mentioned factors, our net income / (loss) decreased by Ps. 1,562.7 million (1,012.8%) from Ps. 154.3 million net income for fiscal year 2013 to an Ps. 1,408.4 million net loss in fiscal year 2014. Net income / (loss) for fiscal years 2014 and 2013 is attributable to the controlling company’s shareholders and non-controlling interest as per the following detail:

•
Net income / (loss) attributable to the controlling company’s shareholders decreased by Ps. 1,041.0 million, from a loss of Ps. 26.9 million in fiscal year 2013 to a loss of Ps. 1,067.9 million in fiscal year 2014; and

•
the non-controlling interest in controlled companies decreased by Ps. 521.7 million (287.9%), from an income of Ps. 181,2 million in fiscal year 2013 to a loss of Ps. 340.5 million in fiscal year 2014, mainly due to a reduction of Ps. 69.2 million in Brasilagro, a reduction of Ps. 392.2 million in our subsidiary IRSA, and a reduction of Ps. 59.9 million in other companies from the Urban Properties and Investment business.

Cresud’s Results of Operations for the fiscal years ended on June 30, 2013 and 2012

Operating results

Fiscal year ended June 30, 2013 compared to fiscal year ended June 30, 2012

Revenues

Total sales of the Company increased 23.4% from Ps. 2,859.8 million for the fiscal year 2012 to Ps. 3,528.6 million for the fiscal year 2013. This was mainly due to a 25.32% increase in the Agricultural business, from Ps. 1,070.3 million in the fiscal year 2012 to Ps. 1,341.4 million in the fiscal year 2013 and a 22.2% increase in the Urban properties and investment business, from Ps. 1,789.5 million in the fiscal year 2012 to Ps. 2,187.2 million in the fiscal year 2013.

Agricultural business

	Fiscal Year ended on June 30, 2013
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	745,932	4,260	184	750,376
Cattle	74,534	2,145	6,260	82,939
Dairy	38,818	-	-	38,818
Sugarcane	160,259	-	-	160,259
Agricultural Rentals and services	30,815	-	19	30,834
Agricultural subtotal	1,050,358	6,405	6,463	1,063,226
Land tranformation and sales	-	-	-	-
Agro-industrial	207,755	-	1,166	208,921
Other segments	83,258	25	-	83,283
Total agricultural business revenues	1,341,371	6,430	7,629	1,355,430
	Fiscal Year ended on June 30, 2012
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	629,659	6,453	719	636,831
Cattle	132,102	178	1,808	134,088
Dairy	30,168	-	-	30,168
Sugarcane	98,882	-	-	98,882
Agricultural Rentals and services	25,310	-	23	25,333
Agricultural subtotal	916,121	6,631	2,550	925,302
Land tranformation and sales	-	-	-	-
Agro-industrial	100,058	-	12,222	112,280
Other segments	54,140	912	-	55,052
Total agricultural business revenues	1,070,319	7,543	14,772	1,092,634

Total sales increased 25.32%, from Ps. 1,070.3 million in the fiscal year 2012 to Ps. 1,341.4 million in the fiscal year 2013. This was due to an increase of Ps. 116.3 million in the Crops segment, an increase of Ps. 8.7 million in the Dairy segment, an increase of Ps. 61.4 million in the Sugarcane segment, an increase of Ps. 5.5 million in the Agricultural Rentals and Services segment, an increase of Ps. 107.7 million in the Agro-industrial segment and an increase of Ps. 29.1 million in the Other segments, offset by a Ps. 57.6 million reduction in the Cattle segment.

In turn, income from interests in our joint ventures showed a 14.8% decrease, from Ps. 7.5 million in the fiscal year 2012 to Ps. 6.4 million in the fiscal year 2013, primarily owing to lower crops revenues, partially offset by higher cattle revenues from Cresca S.A. joint venture.

By the same token, inter-segment revenues decrease 48.4%, from Ps. 14.8 million in the fiscal year 2012 to Ps. 7.6 million in the fiscal year 2013, primarily owing to the cattle sales during the fiscal year to our subsidiary Sociedad Anónima Carnes Pampeanas that pass from Cattle segment to Agro-industrial segment.

Thus, according to the business segment reporting and considering all our joint ventures as well as inter-segment eliminations, revenues grew by 24.1% up from Ps. 1,092.6 million in the fiscal year 2012 to Ps. 1,355.4 million in the fiscal year 2013.

Crops

Sales from the Crops segment rose 18.5%, from Ps. 629.7 million in the fiscal year 2012 to Ps. 745.9 million in the fiscal year 2013, mainly as a result of:

•	a 21.1% increase in average prices of crops sold, from Ps. 1,188 per ton in the fiscal year 2012 to Ps. 1,438 per ton in the fiscal year 2013;

•	partially offset by a slight reduction of 11,504 tons in the volume of crops sold in the fiscal year 2013 compared to the previous fiscal year; and

•	a 8.0% reduction in production volume, from 383,088 tons in the fiscal year 2012 to 354,898 tons in the fiscal year 2013.

The following table shows a breakdown of the sales of crops:

	Fiscal Year ended June 30,
		(in tons)
Sale of Crops	2013	2012	Variation

Corn	271,144	224,114	47,030
Soybean	207,211	249,024	(41,813)
Wheat	10,735	20,746	(10,011)
Sorghum	5,217	6,914	(1,697)
Sunflower	10,550	18,095	(7,545)
Other	14,051	11,519	2,532
Total Sales	518,908	530,412	(11,504)

Cattle

Sales from the Cattle segment decreased 43.6%, from Ps. 132.1 million in the fiscal year 2012 to Ps. 74.5 million in the fiscal year 2013, mainly as a result of:

•	a 4.3% reduction in the average price per kilogram sold, from Ps. 8.92 in the fiscal year 2012 to Ps. 8.54 in the fiscal year 2013;

•	a 37.3% reduction in the beef sales volume, from 15,047 tons in the fiscal year 2012 to 9,442 tons in the fiscal year 2013; and

•	a 14.4% reduction in the volume of beef production, from 8,930 tons in the fiscal year 2012 to 7,642 tons in the fiscal year 2013.

Dairy

Sales from the Dairy segment increased 28.7%, from Ps. 30.2 million in the fiscal year 2012 to Ps. 38.8 million in the fiscal year 2013, mainly as a result of:

•	a 19.8% increase in the average price of dairy, from Ps. 1.69 per liter in the fiscal year 2012 to Ps. 2.02 per liter in the fiscal year 2013;

•	a 11.5% increase in dairy production volume, reflecting mainly a larger average number of dairying cows;

•	partially offset by a 4.7% reduction in production efficiency levels.

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

Agricultural Rentals and Services

Sales from the Agricultural Rentals and Services segment increased by 21.8%, from Ps. 25.3 million in the fiscal year 2012 to Ps. 30.8 million in the fiscal year 2013, mainly as a result of:

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

Agro-industrial

Sales from the Agro-industrial segment increased 107.6%, from Ps. 100.1 million in the fiscal year 2012 to Ps. 207.8 million in the fiscal year 2013, mainly as a result of:

•
a 110.2% increase in sales from our meat packing plant due to the acceleration in slaughtering levels during the first half of fiscal year 2013. It should be noted that during the second half of fiscal year 2012 the plant had been inactive. During the fiscal year 2013 44,202 heads were slaughtered, virtually doubling the output for the previous fiscal year as concerns own animals and totaling more than 7,600 heads from users of our slaughtering service. During the fiscal year 2012 alone, 662 heads were slaughtered under this pattern;

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

Others

Sales from the Other segments increased by 53.8%, from Ps. 54.1 million in the fiscal year 2012 to Ps. 83.3 million in the fiscal year 2013, mainly due to:

•	an increase of Ps. 18.8 million in resales of supplies and others; and

•	an increase of Ps. 9.4 million in commodity brokerage services.

Urban Properties and Investment Business

	Fiscal Year ended on June 30, 2013
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	1,613,285	11,728	-	1,625,013
Offices and Others	281,084	7,372	3,899	292,355
Sales and Developments	24,867	117,129	-	141,996
Hotels	225,836	-	-	225,836
International	40,905	-	-	40,905
Financial Operations and Others	1,203	-	-	1,203
Total urban properties and investments business revenues	2,187,180	136,229	3,899	2,327,308

	Fiscal Year ended on June 30, 2012
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	1,317,757	3,832	-	1,321,589
Offices and Others	245,029	8,157	1,543	254,729
Sales and Developments	51,896	110,854	-	162,750
Hotels	170,012	-	-	170,012
International	-	-	-	-
Financial Operations and Others	4,836	-	-	4,836
Total urban properties and investments business revenues	1,789,530	122,843	1,543	1,913,916

Sales from the Urban properties and investment business increased 22.2%, from Ps. 1,789.5 million in the fiscal year 2012 to Ps. 2,187.2 million in the fiscal year 2013. This was mainly due to an increase of Ps. 295.5 million in the Shopping Centers Properties  segment, an increase of Ps. 36.1 million in the Offices and Others segment, an increase of Ps. 55.8 million in the Hotels segment and an increase of Ps. 40.9 million in the International segment, partially offset by a reduction of Ps. 27.0 million in the Sales and Developments segment and of Ps. 3.6 million in the Financial Operations and Others segment.

In turn, income from interests in our joint ventures showed a 10.8% increase, up from Ps. 122.9 million in the fiscal year 2012 to Ps. 136.2 million in the fiscal year 2013, primarily owing to higher revenues from sales related to the Horizons project, from the Cyrsa joint venture.

By the same token, inter-segment revenues rose by 160.0%, up from Ps. 1.5 million in the fiscal year 2012 to Ps. 3.9 million in the fiscal year 2013, primarily owing to an increase in office footage occupied by APSA.

Thus, according to the business segment reporting and considering all our joint ventures as well as inter-segment eliminations, revenues grew by 21.5% up from Ps. 1,913.9 million in the fiscal year 2012 to Ps. 2,327.3 million in the fiscal year 2013.

Costs

Total costs of the Company increased 26.6%, from Ps. 2,464.2 million in the fiscal year 2012 to Ps. 3,120.5 million in the fiscal year 2013. This was mainly a result of a 27.2% increase in the Agricultural business, from Ps. 1,590.8 million in the fiscal year 2012 to Ps. 2,023.3 million in the fiscal year 2013 and a 25.6% increase in the Urban properties and investment business from Ps. 873.4 million in the fiscal year 2012 to Ps. 1,097.2 million in the fiscal year 2013.

Agricultural business

	Fiscal Year ended on June 30, 2013
Costs	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(1,216,190)	(11,642)	-	(1,227,832)
Cattle	(142,621)	(3,319)	(1,350)	(147,290)
Dairy	(74,826)	-	-	(74,826)
Sugarcane	(302,206)	-	-	(302,206)
Agricultural Rentals and services	(12,052)	-	-	(12,052)
Agricultural subtotal	(1,747,895)	(14,961)	(1,350)	(1,764,206)
Land tranformation and sales	(5,675)	-	-	(5,675)
Agro-industrial	(198,402)	-	(6,279)	(204,681)
Other segments	(71,286)	69	-	(71,217)
Total agricultural business costs	(2,023,258)	(14,892)	(7,629)	(2,045,779)

	Fiscal Year ended on June 30, 2012
Costs	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(1,038,903)	(12,964)	-	(1,051,867)
Cattle	(162,346)	(1,195)	(12,054)	(175,595)
Dairy	(57,841)	-	-	(57,841)
Sugarcane	(167,921)	-	-	(167,921)
Agricultural Rentals and services	(2,567)	-	-	(2,567)
Agricultural subtotal	(1,429,578)	(14,159)	(12,054)	(1,455,791)
Land tranformation and sales	(4,653)	-	-	(4,653)
Agro-industrial	(110,764)	-	(2,550)	(113,314)
Other segments	(45,821)	(289)	-	(46,110)
Total agricultural business costs	(1,590,816)	(14,448)	(14,604)	(1,619,868)

Total costs increased 27.2%, from Ps. 1,590.8 million in the fiscal year 2012 to Ps. 2,023.3 million in the fiscal year 2013. This was caused mainly by an increase of Ps. 177.3 million in the Crops segment, an increase of Ps. 17.0 million in the Dairy segment, an increase of Ps. 134.3 million in the Sugarcane segment, an increase of Ps. 9.5 million in the Agricultural Rentals and Services segment, an increase of Ps. 1.0 million in the Land Transformation and Sales segment, an increase of Ps. 87.6 million in the Agro-industrial segment and an increase of Ps. 25.5 million in the Other segments, slightly offset by a reduction of Ps. 19.7 million in the Beef segment.

In turn, the costs from our joint ventures exhibited a net increase of Ps. 0.4 million, rise from Ps. 14.4 million in the fiscal year 2012 to Ps. 14.8 million in the fiscal year 2014, primarily as a result of a decrease of Ps. 1.3 million in crops costs from Cresca S.A., from 12.9 in the fiscal year 2012 to Ps. 11.6 million in the fiscal year 2013 and an increase of Ps. 2.1 million in cattle costs from Cresca S.A., from 1.2 in the fiscal year 2012 to Ps. 3.3 million in the fiscal year 2013.

By the same token, inter-segment costs decreased by 47.8%, from Ps. 14.6 million in the fiscal year 2012 to Ps. 7.6 million in the fiscal year 2013, as a result of a 89% decrease of cattle costs from Ps. 10.7 million in the fiscal year 2012 to Ps. 1.4 million in the fiscal year 2013 and a 146% increase of agro-industrial costs from Ps. 2.6 million in the fiscal year 2012 to Ps. 12.1 million in the fiscal year 2013.

Thus, according to the business segment reporting by segment and considering all our joint ventures as well as inter-segment eliminations, cost grew by 26.3% up from Ps. 1,619.9 million in the fiscal year 2012 to Ps. 2,045.8 million in the fiscal year 2013, mainly due to the cost of cattle sales during the fiscal year to our subsidiary Sociedad Anónima Carnes Pampeanas that pass from Cattle segment to Agro-industrial segment.

Crops

Costs from the Crops segment increased 17.1%, from Ps. 1,038.9 million for fiscal year 2012 to Ps. 1,216.2 million for fiscal year 2013. Costs from the Crops segment are detailed in the following table:
	Fiscal Year 2013	Fiscal Year 2012
	In thousands of Ps.
Cost of sales	622,650	548,286
Cost of production	593,540	490,617
Total costs	1,216,190	1,038,903

The cost of sales from the Crops segment increased 13.6%, from Ps. 548.3 million in the fiscal year 2012 to Ps. 622.6 million in the fiscal year 2013, mainly as a result of:

•
a 16.1% increase in the average cost per ton of grain sold in the fiscal year 2013, from Ps. 1,034 in the fiscal year 2012 to Ps. 1,200 in the fiscal year 2013, mainly as a result of the higher average market prices of grains; and

•	slightly offset by a 2.2% reduction in the volume of tons sold as compared to the previous fiscal year.

The cost of sales as a percentage of sales was 87.1% in the fiscal year 2012 and 83.5% in the fiscal year 2013.

The cost of production from the Crops segment increased 21.0% from Ps. 490.6 million in the fiscal year 2012 to Ps. 593.5 million in the fiscal year 2013, mainly as a result of:

•	a 20.3% increase in direct production costs during this fiscal year as compared to the previous one, mainly reflecting higher prices of leases and supplies used (agrochemicals and seeds);

•	slightly offset by lower production volumes in the fiscal year 2013 as compared to fiscal year 2012; and

•	a smaller number of hectares in operation in own farmlands in the fiscal year 2013 as compared to fiscal year 2012.

Total cost of production per ton increased 30.6%, from Ps. 1,281 per ton in the fiscal year 2012 to Ps. 1,672 per ton in the fiscal year 2013, mainly as a result of higher direct costs of production and lower yields per hectare in the fiscal year 2013 as compared to fiscal year 2012.

Cattle

Costs of the Cattle segment decreased 12.1%, from Ps. 162.3 million for fiscal year 2012 to Ps. 142.6 million for fiscal year 2013. The following table shows the costs from the Cattle segment:

	Fiscal Year 2013	Fiscal Year 2012
	In thousands of Ps.
Cost of sales	71,986	123,789
Cost of production	70,636	38,547
Total costs	142,622	162,336

The cost of sales from the Cattle segment decreased 41.8%, from Ps. 123.8 million in the fiscal year 2012 to Ps. 72.0 million in the fiscal year 2013, mainly as a result of:

•
a 7.6% reduction in the average cost per kilogram sold, from Ps. 8.2 in the fiscal year 2012 to Ps. 7.6 in the fiscal year 2013, largely due to the reduction in average price per kilogram sold from Ps. 8.92 in the fiscal year 2012 to Ps. 8.54 in the fiscal year 2013; and

•	a 37.3% reduction in beef sales volumes in the fiscal year 2013.

Cost of production of the Cattle segment increased 83.2%, from Ps. 38.5 million in the fiscal year 2012 to Ps. 70.6 million in the fiscal year 2013. The higher cost of production from the Cattle segment during the fiscal year 2013 was mainly due to:

•	higher feed costs due to the increase of animals fattened in feedlots in own farmlands;

•	higher supplement costs due to the drought experienced in livestock raising areas during this fiscal year; and

•	offset by a lower production volume in the fiscal year 2013 as compared to fiscal year 2012.

Dairy

Costs of the Dairy segment increased 29.4%, from Ps. 57.8 million for fiscal year 2012 to Ps. 74.8 million for fiscal year 2013. The following table contains a detail of the costs of the Dairy segment:

	Fiscal Year 2013	Fiscal Year 2012
	In thousands of Ps.
Cost of sales	37,667	29,928
Cost of production	37,159	27,913
Total Costs	74,826	57,841

The cost of sales from the Dairy segment increased 25.9%, from Ps. 29.9 million in the fiscal year 2012 to Ps. 37.7 million in the fiscal year 2013, mainly as a result of:
•	a 9.9% increase in dairy sales volumes; and

•	a 19.8% increase in dairy price levels that impacted on the cost of sales.

Cost of production of the Dairy segment increased 33.1%, from Ps. 27.9 million in the fiscal year 2012 to Ps. 37.2 million in the fiscal year 2013. This rise was mainly due to the impact of higher direct and indirect costs, affecting the cost of production per liter of dairy, which increased from Ps. 1.69 in the fiscal year 2012 to Ps. 2.01 in the fiscal year 2013.

Sugarcane

Costs of the Sugarcane segment increased 80.0%, from Ps. 167.9 million for fiscal year 2012 to Ps. 302.2 million for fiscal year 2013. The following table contains a detail of the costs of the Sugarcane segment:

	Fiscal Year 2013	Fiscal Year 2012
	In thousands of Ps.
Cost of sales	158,152	91,203
Cost of production	144,054	76,718
Total costs	302,206	167,921

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

Agricultural Rentals and Services

Cost of sales from the Agricultural Rentals and Services segment increased significantly, from Ps. 2.6 million for fiscal year 2012 to Ps. 12.1 million for fiscal year 2013, mainly as a result of:

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

Other

The cost of sales of the Other segments increased 55.6%, from Ps. 45.8 million in the fiscal year 2012 to Ps. 71.3 million in the fiscal year 2013, mainly as a result of higher costs from the brokerage business related to the increase in the number of commodity trading transactions through our subsidiary FyO for Ps. 6.3 million and higher costs generated by the resale of supplies and others for Ps. 18.8 million.

Urban Properties and Investment Business

	Fiscal Year ended on June 30, 2013
Costs	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(763,460)	(6,860)	(2,667)	(772,987)
Offices and Others	(117,349)	(4,810)	-	(122,159)
Sales and Developments	(12,346)	(94,212)	-	(106,558)
Hotels	(169,071)	-	-	(169,071)
International	(33,494)	-	-	(33,494)
Financial Operations and Others	(1,517)	-	-	(1,517)
Total urban properties and investments business costs	(1,097,237)	(105,882)	(2,667)	(1,205,786)

	Fiscal Year ended on June 30, 2012
Costs	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(630,331)	(3,060)	(82)	(633,473)
Offices and Others	(97,764)	(1,263)	-	(99,027)
Sales and Developments	(25,665)	(93,958)	-	(119,623)
Hotels	(117,956)	-	-	(117,956)
International	-	-	-	-
Financial Operations and Others	(1,687)	-	-	(1,687)
Total urban properties and investments business costs	(873,403)	(98,281)	(82)	(971,766)

Cost of sales from our Urban properties and investment business increased 25.6%, from Ps. 873.4 million in the fiscal year 2012 to Ps. 1,097.2 million in the fiscal year 2013. This was mainly due to an increase of Ps. 133.1 million in the Shopping Center segment, an increase of Ps. 19.6 million in the Offices and Others segment, an increase of Ps. 51.1 million in the Hotels segment and an increase of Ps. 33.5 million in the International segment, slightly offset by a decrease of Ps. 13.3 million in the Sales and Developments segment and a decrease of Ps. 0.2 million in the Financial Operation and Other segments.

In turn, the costs from joint ventures exhibited a 7.7% increase, up from Ps. 98.3 million in the fiscal year 2012 to Ps. 105.9 million in the fiscal year 2013. By the same token, inter-segment costs rose, up from Ps. 0.1 million in the fiscal year 2012 to Ps. 2.7 million in the fiscal year 2013.

Therefore, according to the business segment reporting and considering both joint ventures and inter-segment eliminations, costs grew by 24.1% up from Ps. 971.8 million in the fiscal year 2012 to Ps. 1,205.8 million in the fiscal year 2013. Total costs as a percentage of total revenues, according to the business segment reporting and considering both our joint ventures and the inter-segment eliminations, increased from 49.2% during the fiscal year 2012 to 48.2% in the fiscal year 2013.

Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest

	Fiscal Year ended on June 30, 2013
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	571,020	1,061	-	572,081
Cattle	78,648	688	-	79,336
Dairy	40,741	-	-	40,741
Sugarcane	197,317	-	-	197,317
Agricultural Rentals and services	-	-	-	-
Agricultural Subtotal	887,726	1,749	-	889,475
Land tranformation and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other segments	(982)	-	-	(982)
Total Agricultural business	886,744	1,749	-	888,493

	Fiscal Year ended on June 30, 2012
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	505,849	7,555	-	513,404
Cattle	78,778	204	-	78,982
Dairy	34,010	-	-	34,010
Sugarcane	82,251	-	-	82,251
Agricultural Rentals and services	-	-	-	-
Agricultural Subtotal	700,888	7,759	-	708,647
Land tranformation and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other segments	59	-	-	59
Total Agricultural business	700,946	7,759	-	708,706

The Company’s revenues from initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest increased 26.5%, from Ps. 700.9 million for fiscal year 2012 to Ps. 886.7 million for fiscal year 2013.

In turn, revenues from initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest from interests in our joint ventures decreased 77.5% from Ps. 7.7 million in the fiscal year 2012 to Ps. 1.7 million in the fiscal year 2013.

On the other hand, there were no inter-segment eliminations for revenues from initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.

Thus, according to the business segment reporting by segment and considering all our joint ventures, revenues from initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest grew by 25.4% up from Ps. 708.7 million in the fiscal year 2012 to Ps. 888.5 million in the fiscal year 2013.

Crops

Production income from the Crops segment increased 10.2%, from Ps. 432.6 million in the fiscal year 2012 to Ps. 476.6 million in the fiscal year 2013, mainly as a result of:

•	a 18.0% increase in the average production price of grains;

•	partially offset by a 7.4% reduction in the total production volume, from 383,088 tons in the fiscal year 2012 to 354,898 tons in the fiscal year 2013.

The 7.4% decrease in production volume of our Crops segment was mainly due to a 14.0% reduction in our average yield, from 2.7 tons per hectare in the fiscal year 2012 to 2.3 tons per hectare in the fiscal year 2013.

As of June 30, 2013 the harvested area was 98.5% of our total sown area, compared to 90.0% as of June 30, 2012.

The following table shows the number of tons produced and total production income as of June 30, 2013 and 2012:

Crops Production Income (in tons and thousands of Ps.)
	Fiscal year ended June 30,
	2013		2012
	Tons	Ps.	Tons	Ps.
Corn	107,257	83,416	143,639	90,097
Soybean	220,106	354,053	192,458	303,422
Wheat	4,505	3,740	18,200	7,062
Sorghum	5,181	2,403	5,380	2,604
Sunflower	12,437	21,230	14,524	20,041
Other	5,412	11,766	8,887	9,370
Total	354,898	476,608	383,088	432,596

Estimated results from the valuation of our crops in progress at reasonable value increased 28.9% from Ps. 73.3 million in the fiscal year 2012 to Ps. 94.4 million in the fiscal year 2013 mainly due to increases in corn (50.5%) and sunflower (53.6%) crops, partially offset by a reduction in soybean crops (52.2%) and wheat crops (18.6%) in the fiscal year 2013.

Cattle

Production income from the Cattle segment increased 7.4%, from Ps. 64.3 million in the fiscal year 2012 to Ps. 69.1 million in the fiscal year 2013, mainly as a result of:

•	a 24.1% increase in the average price per kilogram produced, from Ps. 7.1 in the fiscal year 2012 to Ps. 8.9 in the fiscal year 2013;

•	offset by a 14.4% reduction in beef production volume from 8,930 tons in the fiscal year 2012 to 7,642 tons in the fiscal year 2013.

The calving rate decreased slightly, whereas the death rate recorded a mild increase during the fiscal year 2013 as compared to fiscal year 2012.

The number of hectares devoted to cattle production decreased from 95,995 hectares in the fiscal year 2012 to 91,053 hectares in the fiscal year 2013 due to a smaller number of own hectares devoted to cattle production.

Results from cattle holdings decreased 33.7%, from a gain of Ps. 14.6 million in the fiscal year 2012 to a gain of Ps. 9.5 million in the fiscal year 2013, mainly as a result of the reduction in cattle stocks and lower cattle market prices.

Dairy

Production income from the Dairy segment increased 21.0%, from Ps. 31.1 million in fiscal year 2012 to Ps. 37.6 million in fiscal year 2013. This increase was mainly due to:

•
a 11.5% increase in dairy production volumes, from 16.6 million liters in fiscal year 2012 to 18.5 million liters during this fiscal year. This increase in production volume was mainly due to a higher average number of dairying cows per day, from 2,046 in fiscal year 2012 to 2,392 in fiscal year 2013, partially offset by a 4.7% reduction in the efficiently level of average daily dairy production per cow, from 22.2 liters in fiscal year 2012 to 21.1 liters in fiscal year 2013; and

•	a 19.8% increase in the average price of dairy, from Ps. 1.69 per liter in fiscal year 2012 to Ps. 2.02 per liter in fiscal year 2013.

Results from holding of dairying cows increased 10.1%, from a gain of Ps. 2.9 million in fiscal year 2012 to a gain of Ps. 3.2 million in fiscal year 2013.

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

Estimated results from the valuation of our crops in progress at fair value increased significantly from Ps. 10.9 million in fiscal year 2012 to Ps. 45.3 million in fiscal year 2013 mainly generated by Brasilagro, where higher productivity and higher prices are estimated and new planted hectares were added.

Other

Income from initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest point from the Other segments decreased significantly, from an income of Ps. 0.06 million in the fiscal year 2012 to a Ps. 1.0 million loss in the fiscal year 2013, due to the variation in the valuation of the timber stocks at reasonable value in the fiscal year 2013.

Changes in the net realizable value of agricultural produce after harvest

	Fiscal Year ended on June 30, 2013
Changes in the net realizable value of agricultural produce after harvest	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	11,801	-	-	11,801
Cattle	(45)	-	-	(45)
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Agricultural Rentals and services	-	-	-	-
Agricultural subtotal	11,756	-	-	11,756
Land tranformation and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other segments	-	-	-	-
Total agricultural business	11,756	-	-	11,756

	Year ended on June 30, 2012
Changes in the net realizable value of agricultural produce after harvest	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	2,580	-120	-	2,460
Cattle	140	-	-	140
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Agricultural Rentals and services	-	-	-	-
Agricultural subtotal	2,720	-120	-	2,600
Land tranformation and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other segments	-	-	-	-
Total agricultural business	2,720	-120	-	2,600

Income from changes in the net realizable value of agricultural produce after harvest increased significantly, from Ps. 2.7 million in the fiscal year 2012 to Ps. 11.8 million in the fiscal year 2013. This was caused mainly by an increase of Ps. 9.2 million in the Crops segment (due to higher market prices), offset by a Ps. 0.2 million reduction in the Cattle segment.

In turn, income from changes in the net realizable value of agricultural produce after harvest from interests in our joint ventures increased 100% from Ps. 0.1 million loss in the fiscal year 2012 and there were no interests in our joint ventures in the fiscal year 2013.

There were no interests in inter-segment eliminations for income from changes in the net realizable value of agricultural produce after harvest.

Thus, according to the business segment reporting by segment and considering all our joint ventures, revenues from changes in the net realizable value of agricultural produce after harvest grew by 352.2% up from Ps. 2.6 million in the fiscal year 2012 to Ps. 11.8 million in the fiscal year 2013.

Gross income / (loss)

As a result of the above mentioned factors, the Company’s gross income increased 18.9%, from Ps. 1,099.3 million in the fiscal year 2012 to Ps. 1,306.6 million in the fiscal year 2013. This was caused mainly by:

•	a 18.3% increase in the Agricultural business, from a Ps. 183.2 million income in the fiscal year 2012 to a Ps. 216.6 million income in the fiscal year 2013; and

•	a 19.0% increase in the Investment and development properties business, from a Ps. 916.1 million income in the fiscal year 2012 to a Ps. 1,089.9 million income in the fiscal year 2013.

Agricultural business

As a result of the above mentioned factors, gross income increased 18.3%, from Ps. 183.2 million in the fiscal year 2012 to Ps. 216.6 million in the fiscal year 2013.

Crops

Gross income from this segment increased 13.5%, from Ps. 99.2 million in the fiscal year 2012 to Ps. 112.6 million in the fiscal year 2013.

Cattle

Gross income from this segment decreased 78.4%, from Ps. 48.7 million in the fiscal year 2012 to Ps. 10.5 million in the fiscal year 2013.

Dairy

Gross income from this segment decreased 25.3%, from Ps. 6.3 million in the fiscal year 2012 to Ps. 4.7 million in the fiscal year 2013.

Sugarcane

Gross income from this segment increased 319.1%, from Ps. 13.2 million in the fiscal year 2012 to Ps. 55.4 million in the fiscal year 2013.

Agricultural Rentals and Services

Gross income from this segment decreased 17.5%, from Ps. 22.7 million in the fiscal year 2012 to Ps. 18.8 million in the fiscal year 2013.

Land Transformation and sales

Gross loss from this segment increased 22.0%, from Ps. 4.7 million in the fiscal year 2012 to Ps. 5.7 million in the fiscal year 2013.

Agro-industrial

Gross income / (loss) from this segment increased 187.4%, from a Ps. 10.7 million loss in the fiscal year 2012 to a Ps. 9.4 million income in the fiscal year 2013.

Other segments

Gross income from this segment increased 31.2%, from Ps. 8.4 million in the fiscal year 2012 to Ps. 11.0 million in the fiscal year 2013.

Urban Properties and Investment Business

Gross income from the Urban properties and investment business increased 19.0% from Ps. 916.1 million in the fiscal year 2012 to Ps. 1,089.9 million in the fiscal year 2013. This was due to an increase of Ps. 162.4 million in the Shopping Centers Properties segment; an increase of Ps. 16.5 million in the Offices and Others segment; an increase of Ps. 4.7 million in the Hotels segment and an increase of Ps. 7.4 million in the International segment, partially offset by a reduction of Ps. 13.7 million in the Sales and Developments segment and of Ps. 3.5 million in the Financial Operations and Other segments.

Gain from disposal of investment properties

Income / (loss) from sale of investment properties derived from the Investment and development properties business increased 52.5%, from an Ps. 116.7 million income in the fiscal year 2012 to a Ps. 178.0 million income for fiscal year 2013, due primarily to the sales of functional units at Bouchard 551 Building (Ps. 122.7 million of gross profit), Libertador 498 Building (Ps. 37.1 million of gross profit) and Maipú 1300 Building (Ps. 10.5 million of gross profit). During the fiscal year ended June 30, 2012 there mainly were sales of functional units at: Costeros Dique IV Building (Ps. 53.7 million of gross profit); Museo Renault Property (Ps. 40.4 million of gross profit) and Thames Property (Ps. 14.7 million of gross profit).

Gain from disposal of farmlands

Income / (loss) from sale of investment properties derived from the Investment and development properties business increased 52.5%, from an Ps. 116.7 million income in the fiscal year 2012 to a Ps. 178.0 million income for fiscal year 2013, due primarily to the sales of functional units at Bouchard 551 Building (Ps. 122.7 million of gross profit), Libertador 498 Building (Ps. 37.1 million of gross profit) and Maipú 1300 Building (Ps. 10.5 million of gross profit). During the fiscal year ended June 30, 2012 there mainly were sales of functional units at: Costeros Dique IV Building (Ps. 53.7 million of gross profit); Museo Renault Property (Ps. 40.4 million of gross profit) and Thames Property (Ps. 14.7 million of gross profit).

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

•
On April 25, 2013, Brasilagro sold an aggregate of 394 hectares of the Araucaria farmland, located in the municipal district of Mineros, state of Goiás, Brazil. The sale price was R$ 11.7 million (equivalent to Ps. 26.6 million). The result of the sale was a gain of Ps. 12.6 million; and

•
On May 10, 2013, Brasilagro sod an aggregate of 4,895 hectares of the Cremaq farmland, located in the municipal district of Ribeiro Gonçalves-PI, Brazil. The sale price was R$ 42.1 million (equivalent to Ps. 96.3 million). The result of the sale was a gain of Ps. 53.2 million.

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

General and Administrative Expenses

Total general and administrative expenses of the Company increased 8.0%, from Ps. 320.7 million for fiscal year 2012 to Ps. 346.4 million for fiscal year 2013. This was mainly due to an increase of Ps. 4.4 million in the Agricultural business and an increase of Ps. 21.3 million in the Investment and development properties business.

Agricultural business

	Year ended on June 30, 2013
General & administrative expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(87,685)	(2,456)	-	(90,141)
Cattle	(13,487)	(232)	-	(13,719)
Dairy	(3,125)	-	-	(3,125)
Sugarcane	(24,163)	-	-	(24,163)
Agricultural Rentals and services	(4,416)	-	-	(4,416)
Agricultural subtotal	(132,876)	(2,688)	-	(135,564)
Land tranformation and sales	(572)	-	-	(572)
Agro-industrial	(10,986)	-	-	(10,986)
Other segments	(7,109)	-	-	(7,109)
Total agricultural business general & administrative expenses	(151,543)	(2,688)	-	(154,231)

	Year ended on June 30, 2012
General & administrative expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(84,837)	(1,934)	-	(86,771)
Cattle	(14,743)	(183)	-	(14,926)
Dairy	(2,939)	-	-	(2,939)
Sugarcane	(19,429)	-	-	(19,429)
Agricultural Rentals and services	(3,700)	-	-	(3,700)
Agricultural subtotal	(125,648)	(2,117)	-	(127,765)
Land tranformation and sales	(507)	-	-	(507)
Agro-industrial	(7,389)	-	-	(7,389)
Other segments	(13,625)	-	-	(13,625)
Total agricultural business general & administrative expenses	(147,169)	(2,117)	-	(149,286)

General and Administrative expenses from our Agricultural business increased 3.0%. from Ps. 147.2 million in the fiscal year 2012 to Ps. 151.5 million in the fiscal year 2013.

In turn, general and administrative expenses in our joint ventures increased 27.0% from Ps. 2.1 million in the fiscal year 2012 to Ps. 2.7 million in the fiscal year 2013, primarily as a result of a 27% increase of crops expenses in Cresca, from Ps. 1.9 million in the fiscal year 2012 to Ps. 2.5 million in the fiscal year 2013.

On the other hand, there was no inter-segment eliminations for general and administrative expenses.

Thus, according to the business segment reporting by segment and considering all our joint ventures as well as inter-segment eliminations, general and administrative expenses grew by 3.3% up from Ps. 149.3 million in the fiscal year 2012 to Ps. 154.2 million in the fiscal year 2013.

Crops

General and Administrative expenses from the Crops segment increased 3.4%. from Ps. 84.8 million in the fiscal year 2012 to Ps. 87.7 million in the fiscal year 2013, mainly due to:

•	higher salaries, wages and social security contributions;

•	higher Directors’ fees; and

•	slightly offset by a reduction in fees and compensation from services.

Cattle

General and administrative expenses from the Cattle segment decreased 8.5%, from Ps. 14.7 million in the fiscal year 2012 to Ps. 13.5 million in the fiscal year 2013. Although there were increases in salaries, wages and social security contributions and Directors’ fees, administrative expenses lowered due to a reduction in proration percentages between both fiscal years, along with lower fees and compensation from services.

Dairy

General and administrative expenses from the Dairy segment increased 6.3%, from Ps. 2.94 million in the fiscal year 2012 to Ps. 3.13 million in the fiscal year 2013. Although there were increases in salaries, wages and social security contributions and Directors’ fees, administrative expenses lowered due to a reduction in proration percentages between both fiscal years, along with a reduction in fees and compensation from services.

Sugarcane

General and administrative expenses from the Sugarcane segment increased 24.4%, from Ps. 19.4 million in the fiscal year 2012 to Ps. 24.2 million in the fiscal year 2013, mainly as a result of higher salaries, wages and social security contributions, Directors’ fees and maintenance and repairs.

Agricultural Rentals and Services

General and administrative expenses from the Agricultural Rentals and Services segment increased 19.4%, from Ps. 3.7 million in the fiscal year 2012 to Ps. 4.4 million in the fiscal year 2013, mainly as a result of higher salaries, wages and social security contributions and Directors’ fees, offset by lower fees and compensation from services.

Land Transformation and sales

General and administrative expenses from the Land Transformation and Sales segment increased 12.8%, from Ps. 0.51 million in the fiscal year 2012 to Ps. 0.57 million in the fiscal year 2013, mainly as a result of higher salaries, wages and social security contributions and Directors’ fees, offset by lower fees and compensation from services.

Agro-industrial

General and administrative expenses from the Agro-industrial segment increased 48.7%, from Ps. 7.4 million in the fiscal year 2012 to Ps. 11.0 million in the fiscal year 2013, mainly as a result of higher salaries, wages and social security contributions due to the resumption of operations in the meat packing plant.

Other segments

General and administrative expenses from the Other segments increased 47.8%, from Ps. 13.6 million in the fiscal year 2012 to Ps. 7.1 million in the fiscal year 2013, mainly due to higher salaries, wages and social security contributions.

Urban Properties and Investment Business

	Year ended on June 30, 2013
General & administrative expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(66,350)	(126)	(1,120)	(67,596)
Offices and Others	(34,766)	(110)	(108)	(34,984)
Sales and Developments	(30,979)	(1,922)	-	(32,901)
Hotels	(49,337)	-	(546)	(49,883)
International	(13,158)	-	-	(13,158)
Financial Operations and Others	(250)	-	-	(250)
Total urban properties and investments business general & administrative expenses	(194,840)	(2,158)	(1,774)	(198,772)

	Year ended on June 30, 2012
General & administrative expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(56,369)	(494)	(1,461)	(58,324)
Offices and Others	(36,028)	(30)	-	(36,058)
Sales and Developments	(34,602)	(1,871)	-	(36,473)
Hotels	(37,375)	-	(498)	(37,873)
International	(8,838)	-	-	(8,838)
Financial Operations and Others	(296)	-	-	(296)
Total urban properties and investments business general & administrative expenses	(173,508)	(2,395)	(1,959)	(177,862)

General and administrative expenses from the Urban Properties and Investment Business segment increased 12.3%, from Ps. 173.5 million in the fiscal year 2012 to Ps. 194.8 million in the fiscal year 2013. This was mainly due to an increase of Ps. 10.0 million in the Shopping Centers Properties segment, an increase of Ps. 12.0 million in the Hotels segment, and an increase of Ps. 4.3 million in the International segment, partially offset by reduction of Ps. 3.6 million in the Sales and Developments segment and a reduction of Ps. 1.3 million in the Offices and Others segment.

The administrative expenses of our joint ventures remained stable, from Ps. 2.4 million in the fiscal year 2012 (out of this figure, there are Ps. 1.9 million allocated to the Sales and Developments segment) to Ps. 2.2 million in the fiscal year 2013 (out of this figure, there are Ps. 1.9 million allocated to the Sales and Developments segment).

Thus, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, the administrative expenses grew by 11.8% up from Ps. 177.9 million in the fiscal year 2012 to Ps. 198.8 million in the fiscal year 2013. The administrative expenses as a percentage of revenues, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, dropped from 9.3% in the fiscal year 2012 to 8.5% in the fiscal year 2013.

Selling Expenses

Total selling expenses of the Company increased 39.4%, from Ps. 200.5 million in the fiscal year 2012 to Ps. 279.5 million in the fiscal year 2013. This was mainly due to an increase of Ps. 57.6 million in the Agricultural business and an increase of Ps. 21.4 million in the Investment and development properties business.

Agricultural business

	Year ended on June 30, 2013
Selling expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(115,614)	(506)	-	(116,120)
Cattle	(11,270)	(89)	-	(11,359)
Dairy	(1,813)	-	-	(1,813)
Sugarcane	(4,006)	-	-	(4,006)
Agricultural Rentals and services	(1,671)	-	-	(1,671)
Agricultural Subtotal	(134,374)	(595)	-	(134,969)
Land tranformation and sales	(10,623)	-	-	(10,623)
Agro-industrial	(21,507)	-	-	(21,507)
Other segments	(6,834)	(43)	-	(6,877)
Total Selling expenses	(173,338)	(638)	-	(173,976)

	Year ended on June 30, 2012
Selling expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(87,687)	(682)	(95)	(88,464)
Cattle	(11,548)	(2)	(49)	(11,599)
Dairy	(1,238)	-	(9)	(1,247)
Sugarcane	-	-	-	-
Agricultural Rentals and services	(1,306)	-	(12)	(1,318)
Agricultural Subtotal	(101,779)	(684)	(165)	(102,628)
Land tranformation and sales	(1,002)	-	(1)	(1,003)
Agro-industrial	(7,617)	-	-	(7,617)
Other segments	(5,292)	-	-	(5,292)
Total Selling expenses	(115,690)	(684)	(166)	(116,540)

Selling expenses from the Agricultural business increased 49.8%, from Ps. 115.7 million in the fiscal year 2012 to Ps. 173.3 million in the fiscal year 2013.

In turn, selling expenses from interests in our joint ventures decreased 6.7% from Ps. 0.7 million in the fiscal year 2012 to Ps. 0.6 million in the fiscal year 2013, related with our joint venture Cresca.

On the other hand, inter-segment eliminations for selling expenses decreased 100% from Ps. 0.2 million in the fiscal year 2012 and there was no in the fiscal year 2013.

Thus, according to the business segment reporting by segment and considering all our joint ventures, selling expenses grew by 49.3% up from Ps. 116.5 million in the fiscal year 2012 to Ps. 174.0 million in the fiscal year 2013.

Crops

Selling expenses from the Crops segment increased 31.8% from Ps. 87.7 million in the fiscal year 2012 to Ps. 115.6 million in the fiscal year 2013, mainly due to:

•	an increase in freight, conditioning and storage costs and other taxes, rates and contributions;

•	slightly offset by a reduction in commissions.

Cattle

Selling expenses of the Cattle segment decreased 2.4%, from Ps. 11.5 million in the fiscal year 2012 to Ps. 11.3 million in the fiscal year 2013, mainly due to:

•	a reduction in other taxes, rates and contributions, commissions and conditioning and storage costs;

•	partially offset by higher freight costs.

Dairy

Selling expenses of the Dairy segment increased 46.4%, from Ps. 1.2 million in the fiscal year 2012 to Ps. 1.8 million in the fiscal year 2013, mainly due to higher other taxes, rates and contributions.

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

Agricultural Rentals and Services

Selling expenses of the Agricultural Rentals and Services segment increased 27.9%, from Ps. 1.3 million in the fiscal year 2012 to Ps. 1.7 million in the fiscal year 2013, mainly due to the increase in other taxes, rates and contributions and commission and advertising expenses.

Land Transformation and sales

Selling expenses of the Land Transformation and sales segment increased significantly, from Ps. 1.0 million in the fiscal year 2012 to Ps. 10.6 million in the fiscal year 2013, mainly as a result of higher commissions directly related to the sale of farmlands.

Agro-industrial

Selling expenses from the Agro-industrial segment increased 182.4% from Ps. 7.6 million in the fiscal year 2012 to Ps. 21.5 million in the fiscal year 2013, mainly due to the increase in other taxes, rates and contributions, freight costs, commercial indemnifications and bad debtors.

Other segments

Selling expenses from the Other segments increased 29.1% from Ps. 5.3 million in the fiscal year 2012 to Ps. 6.8 million in the fiscal year 2013, mainly as a result of an increase in turnover tax, salaries and social security contributions and hired services, partially offset by a reduction in bad debtors.

Urban Properties and Investment Business

	Year ended on June 30, 2013
Selling expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(58,162)	(747)	1	(58,908)
Offices and Others	(10,886)	(474)	-	(11,360)
Sales and Developments	(6,683)	(9,773)	-	(16,456)
Hotels	(28,806)	-	(113)	(28,919)
International	-	-	-	-
Financial Operations and Others	(1,588)	-	-	(1,588)
Total Selling expenses	(106,125)	(10,994)	(112)	(117,231)
	Year ended on June 30, 2012
Selling expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(43,627)	(548)	-	(44,175)
Offices and Others	(9,579)	(470)	-	(10,049)
Sales and Developments	(10,936)	(10,200)	-	(21,136)
Hotels	(22,788)	-	-	(22,788)
International	-	-	-	-
Financial Operations and Others	2,157	-	-	2,157
Total Selling expenses	(84,773)	(11,218)	-	(95,991)

Selling expenses of the Urban Properties and Investment Business increased 25.2% from Ps. 84.8 million in the fiscal year 2012 to Ps. 106.1 million in the fiscal year 2013. This was mainly due to an increase of Ps. 14.5 million in the Shopping Centers Properties segment, an increase of Ps. 6.0 million in the Hotels segment, an increase of Ps. 3.7 million in the Financial operation and Other segments, and an increase of Ps. 1.3 million in the Offices and Others segment, partially offset by a reduction of Ps. 4.3 million in the Sales and Developments segment.

In turn, the selling expenses of our joint ventures remained at around Ps. 11 million in both fiscal years (mainly allocated to the Sales and Developments segment).

Thus, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, selling expenses grew by 22.3% up from Ps. 95.9 million in the fiscal year 2012 to Ps. 117.2 million in the fiscal year 2013. Selling expenses measured as a percentage of revenues, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, remained stable at 5% in both fiscal years.

Management fees

The Company entered into a management agreement with Consultores Asset Management S.A. that contemplates the payment of a fee equivalent to 10% of our net income for agricultural advisory services and other related management services. During the fiscal year 2013 and 2012 no charge was recorded for these fees, which correspond to the Other segments of the Agricultural business.

Other operating results, net

Other operating results, net of the Company increased Ps. 191.4 million, from a Ps. 93.4 million loss in the fiscal year 2012 to a Ps. 98.1 million income in the fiscal year 2013.

Agricultural business

	Year ended on June 30, 2013
Other operating results	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(6,707)	(823)	-	(7,530)
Cattle	(1,779)	(78)	-	(1,857)
Dairy	(412)	-	-	(412)
Sugarcane	(27)	-	-	(27)
Agricultural Rentals and services	(582)	-	-	(582)
Agricultural subtotal	(9,507)	(901)	-	(10,408)
Land tranformation and sales	(75)	-	-	(75)
Agro-industrial	(1,305)	-	-	(1,305)
Other segments	15,687	-	-	15,687
Total Other operating results	4,800	(901)	-	3,899

	Year ended on June 30, 2012
Other operating results	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Crops	(56,185)	(725)	-	(56,910)
Cattle	(2,307)	(69)	-	(2,376)
Dairy	(460)	-	-	(460)
Sugarcane	(12)	-	-	(12)
Agricultural Rentals and services	(579)	-	-	(579)
Agricultural subtotal	(59,543)	(794)	-	(60,337)
Land tranformation and sales	(79)	-	-	(79)
Agro-industrial	136	-	-	136
Other segments	(1,449)	-	-	(1,449)
Total Other operating results	(60,935)	(794)	-	(61,729)
Other operating results, net from the Agricultural business increased 107.9%, from Ps. 60.9 million loss in the fiscal year 2012 to Ps. 4.8 million gain in the fiscal year 2013. This was mainly due to an increase of Ps. 49.5 million in the Crops segment, an increase of Ps. 0.5 million in the Cattle segment, and an increase of Ps. 17.1 million in the Others segments, partially offset by a reduction of Ps. 1.4 million in the Agro-industrial segment.

In turn, other operating results, net from interests in our joint ventures decreased 13.5% from Ps. 0.8 million loss in the fiscal year 2012 to Ps. 0.9 million loss in the fiscal year 2013.

On the other hand, there was no inter-segment eliminations for other operating results, net.

Thus, according to the business segment reporting by segment and considering all our joint ventures, other operating results, net grew by 106.3% up from Ps. 61.7 million loss in the fiscal year 2012 to Ps. 3.9 million gain in the fiscal year 2013.

Crops

Other operating results, net of the Crops segment increased Ps. 49.5 million, from a Ps. 56.2 million loss in the fiscal year 2012 to a Ps. 6.7 million loss in the fiscal year 2013, mainly as a result of the commodity derivatives held by Brasilagro and Cresud (Ps. 56.4 million), partially offset by the charge to income of Brasilagro’s contingency allowance for Ps. 9.1 million.

Other

Other operating results, net of the Other segment increased Ps. 17.1 million, from a Ps. 1.4 million loss in the fiscal year 2012 to a Ps. 15.7 million income in the fiscal year 2013.

The rest of the segments of the Agricultural business did not record significant changes.

Urban Properties and Investment Business

	Year ended on June 30, 2013
Other operating results	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(44,545)	(475)	-	(45,020)
Offices and Others	197	(990)	546	(247)
Sales and Developments	6,266	76	-	6,342
Hotels	(369)	-	-	(369)
International	135,082	-	-	135,082
Financial Operations and Others	(3,363)	-	-	(3,363)
Total Other operating results	93,268	(1,389)	546	92,425

	Year ended on June 30, 2012
Other operating results	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment-reporting
Shopping Centers Properties	(20,677)	(2,449)	-	(23,126)
Offices and Others	(6,093)	(209)	498	(5,804)
Sales and Developments	(4,947)	(1,873)	-	(6,820)
Hotels	(1,526)	-	-	(1,526)
International	43	-	-	43
Financial Operations and Others	754	(18)	-	736
Total Other operating results	(32,446)	(4,549)	498	(36,497)

Other operating results, net from the Urban properties and investment business increased Ps. 125.7 million, from a Ps. 32.4 million loss in the fiscal year 2012 to a Ps. 93.3 million income in the fiscal year 2013, generated mainly by a Ps. 135.0 million income from the International segment.

The effect of the consolidation of our joint ventures is not significant in this line. According to the business segment reporting and considering both our joint ventures and the inter-segment eliminations, the Others operating results, net line went from Ps. 36.5 million in net loss for the fiscal year 2012 to Ps. 92.4 million in net income for the fiscal year 2013.

Profit from operation

As a result of the factors explained above, the Company’s operating income / (loss) increased Ps. 459.4 million (71.0%), from a Ps. 647.0 million income in the fiscal year 2012 to a Ps. 1,106.4 million income in the fiscal year 2013.

Agricultural business

Operating income / (loss) from the Agricultural business increased Ps. 141.3 million (148.5%), from a Ps. 95.1 million loss in the fiscal year 2012 to a Ps. 46.1 million income in the fiscal year 2013.

Crops

Operating income / (loss) from this segment decreased Ps. 32.1 million (24.8%) from a Ps. 129.5 million loss in the fiscal year 2012 to a Ps. 97.4 million loss in the fiscal year 2013.

Cattle

Operating income / (loss) from this segment decreased Ps. 36.1 million (179.8%), from a Ps. 20.1 million income in the fiscal year 2012 to a Ps. 16.0 million loss in the fiscal year 2013.

Dairy

Operating income / (loss) from this segment decreased Ps. 2.3 million (136.3%), form a Ps. 1.7 million income in the fiscal year 2012 to a Ps. 0.6 million loss in the fiscal year 2013.

Sugarcane

Operating income / (loss) from this segment increased Ps. 33.4 million from a Ps. 6.2 million loss in the fiscal year 2012 to a Ps. 27.2 million income in the fiscal year 2013.

Agricultural Rentals and Services

Operating income / (loss) from this segment decreased Ps. 5.1 million (29.5%) from a Ps. 17.2 million income in the fiscal year 2012 to a Ps. 12.1 million income in the fiscal year 2013.

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

Other

Operating income / (loss) from this segment increased Ps. 24.7 million, from a Ps. 12.0 million loss in the fiscal year 2012 to a Ps. 12.7 million income in the fiscal year 2013.

Urban Properties and Investment Business

Operating income / (loss) from this business increased Ps. 318.2 million (42.9%) from a Ps. 742.1 million income in the fiscal year 2012 to a Ps. 1,060.2 million income in the fiscal year 2013. This was mainly due to a increase of Ps. 341.5 million in the Shopping Centers Properties, Offices and Others, Sales and Developments and International segments, partially offset by a Ps. 23.4 million reduction in the Hotels and Financial Operation and Other segments.

Share of profit / (loss) of associates and joint ventures

Share of profit / (loss) of associates and joint ventures decreased Ps. 9.6 million (90.4%) from a Ps. 10.6 million gain in the fiscal year 2012 to a Ps. 1.0 million gain in the fiscal year 2013. This was primarily due to:

•
a reduction of Ps. 13.1 million in income from related companies in our Investment and development properties business in the fiscal year 2013 due primarily to lower profits from our investment in Banco Hipotecario and a larger loss caused by our interest in New Lipstick;

•	slightly offset by higher income of Ps. 3.5 million from the Agricultural business, mainly reflecting a Ps. 2.1 million income from our investment in AgroUranga (corresponding to the Crops segment).

Financial results, net

We had a higher net financial loss of Ps. 339.4 million, from a loss of Ps. 569.32 million in fiscal year 2012 to a loss of Ps. 908.7 million in fiscal year 2013. This was primarily due to:

•	a higher loss of Ps. 266.1 million in net exchange differences in fiscal year 2013;

•	a higher loss of Ps. 22.2 million in net financial interest recorded in fiscal year 2013;

•	a higher loss of Ps. 18.9 million in revaluation of receivables from sale of farmlands in fiscal year 2013;

•	a higher loss of Ps. 6.5 million in derivative financial instruments in fiscal year 2013; and

•	a higher loss of Ps. 26.9 million generated by the results from Financial Operations and Other in fiscal year 2013.

Our net financial loss in fiscal year 2013 was mainly attributable to (i) an Ps. 586.4 million loss generated by exchange differences mainly as a result of a higher liability position in US dollars due to the issuance of new series of notes; and (ii) a loss of Ps. 483.8 million generated by interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates.

There was a 19% variation in the U.S. Dollar seller exchange rate during fiscal year 2013 (it increased from Ps. 4.527 as of June 30, 2012 to Ps. 5.388 as of June 30, 2013) as compared to the previous fiscal year, when the U.S. Dollar quotation had experienced a smaller variation, of 10% (from Ps. 4.110 as of June 30, 2011 to Ps. 4.527 as of June 30, 2012).

Income tax benefit / (expense)

Our income tax expense increased Ps. 11.5 million (52.66%), from Ps. 21.9 million in fiscal year 2012 to Ps. 33.5 million in fiscal year 2013. The Company recognizes the income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agricultural Business derive from valuation of cattle stock and sale and replacement of property, plant and equipment, while those corresponding to the Urban Properties and Investments Business derive from the sale and replacement of investment properties.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%), has been applied to the identified temporary differences and tax losses.

Net income / (loss)

Due to the above mentioned factors, our net income increased by Ps. 95.8 million (163.8%) from Ps. 58.5 million for fiscal year 2012 to Ps. 154.3 million in fiscal year 2013. Net income for the fiscal years 2013 and 2012 is attributable to the controlling company’s shareholders and non-controlling interest as per the following detail:

•
Net income attributable to the controlling company’s shareholders increased by Ps. 5.6 million, from a loss of Ps. 21.3 million in fiscal year 2012 to a loss of Ps. 26.9 million in fiscal year 2013; and

•
The non-controlling interest in controlled companies increased by Ps. 101.4 million (127.0%), from an income of Ps. 79.8 million in fiscal year 2012 to an income of Ps. 181.2 million in fiscal year 2013, mainly due to an increase of Ps. 47.2 million in Brasilagro, an increase of Ps. 11.0 million in our subsidiary IRSA, and an increase of Ps. 38.2 million in other companies from the Urban Properties and Investment business.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our main sources of liquidity have historically been:

•	cash generated by operations;

•	cash generated by our issuance of common shares and non-convertible notes;

•	cash proceeds from borrowings (including cash from bank loans and overdrafts) and financing arrangements (including cash from the exercise of warrants); and

•	cash proceeds from sale of investment and trading properties and property, plant and equipment (including cash proceeds from the sale of farmlands).

Our main cash requirements or uses (other than in connection with our operating activities) have historically been:

•	acquisition of subsidiaries and non-controlling interest in subsidiaries;

•	acquisition of interest in associates and joint ventures;

•	capital contributions to associates and joint ventures;

•	capital expenditures in property, plant and equipment (including acquisitions of farmlands) and investment and trading properties;

•	payments of short-term and long-term debt and payment of the related interest expense; and

•	payment of dividends.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from operating activities, sales of investment properties, trading properties and farmlands, obtained bank borrowings, long-term debts incurred and capital funding.

Cash Flows

The table below shows our cash flow for the fiscal years ended June 30, 2014, 2013 and 2012:

	For the fiscal year ended June 30,
	2014 (Restated)	2013	2012
	(in millions of Pesos)
Net cash provided by operating activities	883.2	648.5	668.4
Net cash used in investing activities	(885.9)	(93.0)	(353.9)
Net cash used in financing activities	(446.2)	(17.2)	(478.9)
Net (decrease) increase in cash and cash equivalents	(448.9)	538.3	(164.4)

As of June 30, 2014, we had cash and cash equivalents of Ps. 1,003.0 million, a decrease compared to Ps. 1,047.6 million as of June 30, 2013. The decrease was primarily due to cash inflows from operating activities of Ps. 883.2 million, the issuance of non-convertible notes for Ps. 1,051.8 million, an increase in the short and long-term debt of Ps. 793.5 million, and the disposal of investments in financial assets, investment properties and farmlands for Ps. 3,866.7 million, Ps. 402.2 million and Ps. 125.9 million, respectively; partially offset by the cash outflows related with the cancellation of non-convertible notes, financial loans and financial interests for Ps. 1,966.6 million, the acquisition of investments in financial assets for Ps. 3,682.9 million, the payment of dividends for Ps. 243.6 million, the acquisition of investment properties for Ps. 271.9 million, the acquisition of property, plant and equipment for Ps. 163.1 million (including advances), and capital contributions and acquisitions of interest in associates and joint ventures for Ps. 1,192.1 millions.

As of June 30, 2013, we had cash and cash equivalents of Ps. 1,047.6 million, an increase compared to Ps. 471.9 million as of June 30, 2012. The increase was primarily due to cash inflows from operating activities of Ps. 648.5 million, an increase in the short and long-term debt of Ps. 878.6 million, the issuance of non-convertible notes for Ps. 800.4 million, and the disposal of investments in financial assets, investment properties and farmlands for Ps. 1,850.1 million, Ps. 128.6 million and Ps. 230.4 million, respectively; partially offset by the cash outflows related with the cancellation of non-convertible notes, financial loans and financial interests for Ps. 1,307.3 million, the acquisition of investments in financial assets for Ps. 1,739.0 million, the payment of dividends for Ps. 239.4 million, the acquisition of investment properties for Ps. 213.0 million, the acquisition of property, plant and equipment (including advances) for Ps. 153.3 million, distribution of share capital of subsidiaries for Ps. 152.1 million, the acquisition of subsidiaries for Ps. 117.9 million, and capital contributions and acquisitions of interest in associates and joint ventures for Ps. 93.3 millions.

Net cash provided by operating activities

Fiscal Year ended June 30, 2014 and 2013

Net cash provided by operations increased from a net cash inflow of Ps.648.5 million during fiscal year ended June 30, 2013 to a net cash inflow of Ps. 883.2 million during fiscal year ended June 30, 2014. The increase in net cash provided by operating activities was primarily due to an increase of Ps. 156.1 million in operating gains, a decrease of Ps. 533.7 million in trade and other receivables, and a decrease in derivative financial instruments of Ps. 25.7 million; that was partially offset by a decrease of Ps. 390.0 million in trade and other payables and an increase in inventories of Ps. 139.9 million during fiscal year ended June 30, 2014 compared to fiscal year ended June 30, 2013.

Our operating activities resulted in net cash inflows of Ps. 883.2 million for the fiscal year ended on June 30, 2014, mainly due to operating gains of Ps. 903.8 million, a decrease of 268.3 million in trade and other receivables, a decrease of Ps. 286.6 million in biological assets, and an increase of Ps. 71.6 million in payroll and social security liabilities, partially offset by the income tax paid of Ps. 279.9 million, an increase of Ps. 196.8 million in inventories, and a decrease of Ps. 170.0 million in trade and other payables.

Fiscal Year ended June 30, 2013 and 2012

Net cash provided by operations decreased from a net cash inflow of Ps. 668.4 million during fiscal year ended June 30, 2012 to a net cash inflow of Ps. 648.5 million during fiscal year ended June 30, 2013. The decrease in net cash provided by operating activities was primarily due to a decrease of Ps. 22.5 million in operating gains, an increase of Ps. 213.5 million in trade and other receivables, an increase in inventories of Ps. 173.4 million, an increase in the income tax paid of Ps. 140.3 million, and the increase of Ps. 123.5 million in derivative financial instruments; that was partially offset by an increase of Ps. 441.1 million in trade and other payables, an increase of Ps. 42.8 million in payroll and social security liabilities, and a decrease of Ps. 140.3 million in biological assets, during fiscal year ended June 30, 2013 compared to fiscal year ended June 30, 2012.

Our operating activities resulted in net cash inflows of Ps. 648.5 million for the fiscal year ended on June 30, 2013, mainly due to operating gains of Ps. 747.6 million, a decrease of Ps. 286.6 million in biological assets, an increase of Ps. 220.1 million in trade and other payables, partially offset by the income tax paid of Ps. 282.8 million, an increase of 265.4 million in trade and other receivables, an increase of Ps. 56.9 million in inventories, and an increase of Ps. 32.0 million in derivative financial instruments.

Net cash used in investing activities

Fiscal Year ended June 30, 2014 and 2013

Net cash used in investing activities increased from a net cash outflow of Ps. 93.0 million during fiscal year ended on June 30, 2013 to a net cash outflow of Ps. 885.9 million during fiscal year ended on June 30, 2014. This variation was mainly due to an increase in acquisitions of investments in financial assets for Ps. 1,944.0 million, an increase in acquisition of interest in associates and joint ventures for Ps. 1,105.9 million, an increase in acquisition of investment properties for Ps. 58.9 million, and a decrease in the inflows of cash arising from the sale of farmlands for Ps. 104.5 million; this increase was partially offset by an increase in the inflows of cash arising from the sale of financial instruments for Ps. 2,016.5 million and the sale of investment properties for Ps. 273.6 million, and a decrease in the outflows of cash applied in loans granted to associates and joint ventures for Ps. 16.2 million and acquisition of subsidiaries for Ps. 117.9 million during fiscal year ended June 30, 2014 compared to fiscal year ended June 30, 2013.

Our investing activities resulted in net cash outflows of Ps. 885.9 million for the fiscal year ended on June 30, 2014 mainly due to acquisitions of investments in financial assets for Ps. 3,682.9 million, investment properties for Ps. 271.9 million, property, plant and equipment (including advances) for Ps. 163.1 million and subsidiaries, associates and joint ventures for Ps. 1,131.8 million, and capital contributions to associates and joint ventures for Ps. 60.3 million; partially offset by cash inflows related to the sale of financial instruments, farmlands, investment properties and associates and joint ventures for Ps. 3,866.7 million, Ps. 125.9 million, Ps. 402.2 million, and Ps. 22,8 million, respectively, and dividends collected for Ps. 22.4 million.

Fiscal Year ended June 30, 2013 and 2012

Net cash used in investing activities decreased from a net cash outflow of Ps. 353.9 million during fiscal year ended on June 30, 2012 to a net cash outflow of Ps. 93.0 million during fiscal year ended on June 30, 2013. This variation was mainly due to an increase in the inflows of cash arising from the sale of financial instruments for Ps. 1,066.0 million and the sale of farmlands for Ps. 199.6 million, and a decrease in the outflows of cash applied in loans granted to associates and joint ventures for Ps. 47.5 million and acquisition of interest in associates and joint ventures for Ps. 22.9 million; this decrease was partially offset by an increase of Ps. 778.6 million in investments in financial assets, an increase of Ps. 104.9 million in acquisition of investment properties, an increase of Ps. 117.9 million in acquisition of subsidiaries and an increase of Ps. 51.7 million in capital contributions to associates and joint ventures, and an increase of 41.6 million in loans granted, during fiscal year ended June 30, 2013 compared to fiscal year ended June 30, 2012.

Our investing activities resulted in net cash outflows of Ps. 93.0 million for the fiscal year ended on June 30, 2013 mainly due to acquisitions of investments in financial assets for Ps. 1,739.0 million, investment properties for Ps. 213.0 million, property, plant and equipment (including advances) for Ps. 153.3 million and subsidiaries, associates and joint ventures for Ps. 143.8 million, capital contributions to associates and joint ventures for Ps. 67.4 million and loans granted for Ps. 41.6 million; partially offset by cash inflows related to the sale of financial instruments, farmlands and investment properties for Ps. 1,850.1 million, Ps. 230.4 million and Ps. 128.6 million, respectively, and dividends collected for Ps. 53.4 million.

Net cash used in financing activities

Fiscal Year ended June 30, 2014 and 2013

Net cash used in financing activities decreased from Ps.17.2 million during fiscal year ended June 30, 2013 to Ps. 446.2 million during fiscal year ended June 30, 2014, mainly due to an increase of Ps. 577.7 million in the cancellation of non-convertible notes and financial interests, an increase of Ps. 81.6 million in payments of financial loans, a decrease in the cash inflows of cash arising from borrowings from financial entities for Ps. 85.2 million and from associates and joint ventures for Ps. 53.5 million; the decrease was partially offset by an increase in the inflow of cash arising from the issuance of non-convertible notes for Ps. 251.4 million, a decrease of Ps. 48,7 million in acquisitions of non-controlling interest, a decrease of Ps. 147.8 million in distribution of share capital of subsidiaries, and an increase of Ps. 131.0 million in contributions from non-controlling interest, during fiscal year ended June 30, 2014 compared to fiscal year ended June 30, 2013.

Our financing activities resulted in net cash outflows of Ps. 446.2 million for the fiscal year ended on June 30, 2014 mainly due to the cancellation of non-convertible notes, financial loans and financial interests for Ps. 799.6 million, Ps. 590.1 million and Ps. 576.9 million, respectively, payment of dividends for Ps. 243.6 million, and repurchase of non-convertible notes and equity interest for 163.5 million and Ps. 97.7 million, respectively; partially offset by cash inflows associated with the issuance of non-convertible notes for Ps. 1,051.8 million, borrowings taking from financial entities for Ps. 793.5 million and from associates and joint ventures for Ps. 17.3 million, contribution from non-controlling interest for Ps. 139.1 million, and proceeds from derivative financial instruments for Ps. 62.2 million.

Fiscal Year ended June 30, 2013 and 2012

Net cash used in financing activities decreased from a net cash out flow of Ps.478.9 million during fiscal year ended June 30, 2012 to a net cash out flow of Ps. 17.2 million during fiscal year ended June 30, 2013, mainly due to an increase of Ps. 217.7 million in the cancellation of non-convertible notes and financial interests, an increase of Ps. 98.3 million in dividends paid, a decrease of Ps. 152.1 million in distribution of share capital of subsidiaries, a decrease in the inflow of cash arising from the issuance of non-convertible notes for Ps. 113.4 million, a decrease of Ps. 68.3 million in contributions from non-controlling interest; the decrease was partially offset by an increase in the cash inflows of cash arising from borrowings from financial entities for Ps. 617.9 million and from associates and joint ventures for Ps. 59.6 million, a decrease of Ps. 152.6 million in acquisitions of non-controlling interest, a decrease of Ps. 202.8 million in payments of financial loans, and a decrease of Ps. 75.3 million in payments of seller financing, during fiscal year ended June 30, 2013 compared to fiscal year ended June 30, 2012.

Our financing activities resulted in net cash outflows of Ps. 17.2 million for the fiscal year ended on June 30, 2013 mainly due to the cancellation of non-convertible notes, financial loans and financial interests for Ps. 423.1 million, Ps. 508.5 million and Ps. 375.7 million, respectively, payment of dividends for Ps. 239.4 million, distribution of share capital of subsidiaries for Ps. 152.1 million, acquisition of non-controlling interest in subsidiaries for Ps. 49.9 million and payments of seller financing for Ps. 26.3 million; partially offset by cash inflows associated with the issuance of non-convertible notes for Ps. 800.4 million, borrowings taking from financial entities for Ps. 878.6 million and from associates and joint ventures for Ps. 70.7 million.

Indebtedness

As of June 30, 2014, we had total loans in the amount of Ps. 7,954.9 million. The table below sets forth our indebtedness by maturing date:

	Schedule of Maturities or Amortization
	Currency	Less than 1 year (1)	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total (2)	Annual Average Interest Rate
		(in million Pesos, constant currency as of June 30, 2014) (3)
Bank and Other debt
Bank loans (4)	Ps.	566.5	24.6	8.9	3.3	-	603.3
Bank loans (3)	US$	9.3	6.2	12.4	18.6	74.3	120.8
Bank loans (3) (4)	R$	176.1	-	-	-	-	176.1
Secured bank loans (3)	R$	53.8	38.9	29.1	29.1	116.6	267.5
Cresud’s Series VIII Notes (3)	US$	499.1	-	-	-	-	499.1	7.50
Cresud’s Series XI Notes (3)	US$	39.6	-	-	-	-	39.6	variable (Badlar + 375 bps)
Cresud’s Series XII Notes	Ps.	70.0	-	-	-	-	70.0	variable (Badlar + 410bps)
Cresud’s Series XIII Notes (3)	US$	645.0	-	-	-	-	645.0	1.9
Cresud’s Series XIV Notes (3)	US$	0.2	-	-	259.2	-	259.4	1.5
Cresud’s Series XV Notes (3)	US$	63.9	117.3	-	-	-	181.2	23.67
Cresud’s Series XVI Notes (3)	US$	4.2	-	-	448.0	448.0	900.2	1.5
APSA’s Series I Notes (3) (5)	US$	8.8	(30.9)	871.8	(1.8)	-	847.9	7.88
IRSA’s Series I Notes (3)	US$	41.4	(0.7)	1,211.1	-	-	1,251.8	8.50
IRSA’s Series II Notes (3) (6)	US$	55.4	(36.3)	(1.3)	(1.3)	1,109.4	1,125.9	11.50
IRSA’s Series I Notes	Ps.	4.3	209.3	-	-	-	213.6	Variable (Badlar + 395 bps)
IRSA’s Series I Notes	Ps.	0.3	-	10.8	-	-	11.1	Variable (Badlar + 450 bps)
Syndicated loans	Ps.	101.3	77.6	1.3	-	-	180.2	15.3
Secured seller financing (3)	US$	28.7	-	-	80.1	41.1	149.8	3.5 - 5.0
Unsecured seller financing (3)	R$	165.5	-	-	-	-	165.5	Variable
Secured obligations	Bol.	2.6	5.8	-	-	-	8.4	7.0
Unsecured obligations	Ps.	25.5	-	-	-	-	25.5	27.7
Unsecured obligations	US$	74.3	-	-	-	-	74.3
Secured financial leases (3)	US$	2.1	0.7	0.4	-	-	3.2	7.5
Related parties	Ps.	1.6	3.1	134.6	-	-	139.3
Total bank and other debt		2,639.5	413.0	2,277.7	835.2	1,789.4	7,954.9

(1) Includes accrued interest.
(2) Figures may not sum due to rounding.
(3) Exchange rate as of June 30, 2014 US$ 1.00 = Ps.8.133 and R$ = Ps.3.693
(4) Includes bank overdrafts.
(5) Includes (5.5) of higher values.
(6) Includes (6.0) of higher values.

Cresud’s Series VIII Notes

On September 7, 2011, we issued the Series VIII Notes for US$ 60 million, which matured in September 2014. This Notes accrues interest at a fixed rate of 7.5%, and interest is payable semi-annually on September 7 and March 7 of each year. The principal amount is repayable in a single installment on the Notes’ maturity date.

Cresud’s Series IX, X, and XI Notes

On June 21, 2012, we issued the Notes Series IX, X and XI for Ps. 383.5 million.

Series IX Notes were issued for a principal amount of Ps. 161.0 million, fall due 18 months after their issue date, and accrue interest at a variable rate (Badlar private rate + 300 basis points). Interest is payable on a quarterly basis. The principal amount is repayable in three installments that fall due 12, 15 and 18 months after their issue date. As of to date, these Notes have been fully repaid.

Series X Notes were issued for a principal amount of US$ 31.5 million, and fall due 24 months after their issue date. They are subscribed and payable in pesos at the applicable exchange rate, and accrue interest at a fixed rate of 7.75% per annum. Interest is payable on a quarterly basis. The principal amount is repayable in three installments that fall due 18, 21, and 24 months after their issue date. On September 19, 2012, a second tranche of Series X Notes was issued for a principal amount of US$ 30.0 million, for an issue price of 105.2%, resulting in an IRR of 5.57% at the time of issuance. As of the date hereof, these Notes have been fully repaid.

Series XI Notes were issued for a principal amount of Ps. 80.5 million, fall due 36 months following their issue date, and accrue interest at a variable rate (Badlar Private rate + 375 basis points). Interest is payable on a quarterly basis. The principal amount is repayable in three installments that fall due 24, 30 and 36 months after their issue date. As of the date hereof, the first principal installment has been paid.

Series XII and XIII Notes

On February 22, 2013, we issued the Series XII and XIII Notes for Ps. 500 million.

Notes Series XII were issued for a principal amount of Ps. 102.1 million, fall due 21 months after their issue date, and accrue interest at a variable rate (Badlar private rate + 410 basis points). Interest is payable on a quarterly basis. The principal amount is repayable in three installments that fall due 15, 18 and 21 months after their issue date. As of the date hereof, the first two principal installments have been paid.

Notes Series XIII were issued for a principal amount of US$ 79.4 million, and fall due 27 months after their issue date. They are subscribed and payable in pesos at the applicable exchange rate, and they accrue interest at a fixed rate of 1.90% per annum. Interest is payable on a quarterly basis. The principal amount is repayable in two installments that fall due 24 and 27 months from the issue date.

Cresud’s Series XIV Notes

On May 17, 2013, we issued the Series XIV Notes for a principal amount of US$ 32.0 million, and fall due 60 months after their issue date, and they accrue interest at a fixed rate of 1.5% per annum. Interest is payable on a quarterly basis. The principal amount is repayable in two installments that fall due 54 and 60 months from the issue date.

Cresud’s Series XV and XVI Notes

On November 18, 2013, we issued the Series XV and XVI Notes for a principal amount of Ps. 827.6 million.

Notes Series XV were issued for a principal amount of Ps. 176.37 million, fall due 24 months after their issue date, and accrue interest at a variable rate (Badlar private rate + 399 basis points). Interest is payable on a quarterly basis. The principal amount is repayable in three installments that fall due 18, 21 and 24 months from the issue date.

Notes Series XVI were issued for a principal amount of US$ 109.11 million, and fall due 60 months after their issue date. They are subscribed and payable in pesos at the applicable exchange rate, and they accrue interest at a fixed rate of 1.5% per annum. Interest is payable on a quarterly basis. The principal amount is repayable in two installments that fall due 54 and 60 months after their issue date. The issue price of Series XVI Notes was 102.3%, resulting in an IRR of 1.00% at the time of issuance.

IRSA’s 8.5% Series I Notes due 2017

Under its US$ 400 Million Global Note Program, on February 2, 2007, IRSA issued fixed-rate notes due in 2017 for a total amount of up to US$ 150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

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

•
100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the company or by its restricted subsidiaries from (a) any contribution to the company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the company’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of the Company’s notes due 2017, or (b) issuance and sale subsequent to the issuance of the company’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of the Company, (c) any kind of reduction in the Company’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from an unrestricted subsidiary.

IRSA’s 11.5% Series II Notes due 2020

Under its 400 Million Global Note Program, on July 20, 2010, IRSA issued fixed-rate notes due in 2020 for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually and which mature in a single installment on July 20, 2020.

Series II Notes are subject to the same covenants as described above for Series I Notes due 2017.

IRSA’s Series V and VI Notes

On February 26, 2014, IRSA’s Series V and VI Notes were issued for a principal amount of Ps. 220.2 million under the US$ 300 Million Global Note Program approved by the Shareholders’ Meeting.

Series V Notes were issued for a principal amount of Ps. 209.4 million, fall due 18 months after their issue date, and accrue interest at a variable rate (Badlar private rate + 395 basis points). Interest is payable on a quarterly basis. Series V will mature on August, 2015.

Series VI Notes were issued for a principal amount of Ps. 10.8 million, fall due 36 months after their issue date, and accrue interest at a variable rate (Badlar private rate + 450 basis points). Interest is payable on a quarterly basis. Series VI will mature on February, 2017.

APSA’s Series I and Series II Notes

On May 11, 2007, APSA issued two series of notes under its Global Note Program.

Series I Notes were issued for a principal amount of US$ 120 million, and accrue interest at a fixed rate of 7.875% per annum, payable on a quarterly basis. These notes mature on May 11, 2017.

Series II Notes were issued for a principal amount of Ps. 154 million (equivalent to US$ 50 million). On June 11, 2012, the last principal and interest installment was paid.

Other Indebtedness

CRESUD

Banco Ciudad Financial Loan

On January 10, 2012, we entered into a loan with Banco Ciudad for a total amount of US$ 20 million, disbursable in several installments.

The principal amount accrues interest at the higher of an annual nominal rate equal to the 180-day LIBOR rate plus a spread of 300 basis points or an annual nominal fixed rate of 6%. Interest is payable semi-annually and the principal amount is repayable on an annual basis, starting on the second anniversary of the first disbursement. On January 20, 2014, the first principal installment of US$ 761,850 was repaid.

As of June 30, 2014, disbursements had been made for a total amount of US$ 15.2 million.

The loan proceeds will be used for an investment project consisting of reconverting for agricultural purposes 15,934 hectares in the “Los Pozos” farm, currently assigned to livestock breeding.

Banco Provincia de Buenos Aires loan

On December 5, 2012, we entered into a loan with Banco de la Provincia de Buenos Aires for an amount of Ps. 24.0 million, under the credit line for production investment described in Communication A 5319 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.01%, with interest payable on a semi-annual basis, and matures 42 months after the disbursement date. The principal amount is repayable in 7 semi-annual installments, with the first installment falling due in June 2013.

FyO – Loan with Banco Hipotecario

On November 22, 2013, FyO entered into a loan with Banco Hipotecario for an amount of Ps. 840,000, under the credit line for production investment described in Communication A 5449 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, with interest payable on a monthly basis, and matures 36 months after the disbursement date. There is a grace period of one year for the repayment of the principal amount, after which the principal is repayable in 24 monthly consecutive installments.

Bolivia Investment Loan

On December 17, 2012, Agropecuaria Acres Del Sud entered into a loan with Banco Económico S.A. for an amount of Bol.13.5 million. The loan accrues interest at a fixed rate of 7.45%, with interest and principal being payable semi-annually. The loan matures 60 months after the disbursement date. The loan proceeds were used to plant sugarcane in the 4 Vientos and Primavera farmlands and to fund infrastructure expenses in channels, roads and bridges in 4 Vientos.

Banco de la Pampa Loan

On August 3, 2012 we agreed upon a loan with Banco de La Pampa for an amount of Ps. 20.0 million. The loan accrues interest at the Encuesta variable rate less 200 basis points, with an annual nominal rate subject to a bottom of 10.50% and a ceiling of 14.50%. There is a grace period of one year and a half for the repayment of the principal amount, after which it is repayable in 6 semi-annual consecutive installments. The loan proceeds were used to make working capital investments in our subsidiary Carnes Argentinas.

IRSA

Hoteles Argentinos Loan

On December 26, 2013 Hoteles Argentinos S.A. (“HASA”), IRSA’s subsidiary, entered into a loan with Banco Hipotecario for an amount of Ps. 5.0 million, under a credit line for productive investment provided under communication “A” 5449 of the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, with interest payable on a monthly basis, and matures 36 months after the disbursement date. There is a grace period of one year for the repayment of the principal amount, after which the principal is repayable in 24 monthly consecutive installments.

Llao Llao Loan

On December 23, 2013 Llao Llao Resorts S.A. (“Llao LLao”), IRSA’s subsidiary, entered into a loan with Banco Hipotecario for an amount of Ps. 4.0 million, under a credit line for productive investment provided under communication “A” 5449 of the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, with interest payable on a monthly basis, and matures 36 months after the disbursement date. There is a grace period of one year for the repayment of the principal amount, after which the principal is repayable in 24 monthly consecutive installments.

Madison Loan

On November 27, 2012, Rigby 183 LLC, IRSA’s subsidiary, entered into a loan from M&T Bank for an amount of US$ 75 million. The loan accrues interest at a variable rate of 1-month Libor plus a spread of 255 basis points, and interest is payable on a monthly basis. As of June 30, 2014, the outstanding principal amount was US$ 74.7 million. The principal amount is subject to a partial repayment system that falls due 7 years after the disbursement date, and the last installment amounts to US$ 67.2 million. In addition, an interest rate swap was entered into, resulting in a fixed rate of 4.22%. For more information, please see “Recent Developments.”

APSA

Arcos del Gourmet Syndicated Loan

On November 16, 2012, APSA entered into a syndicated loan for an amount of Ps. 118 million, under the credit facility for production investment described in Communication “A” 5319 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.01%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to one-year grace period and then it is payable in 9 consecutive quarterly installments.

Banco Provincia Loan

On December 12, 2012 APSA, entered into a loan with Banco de la Provincia de Buenos Aires for an amount of Ps. 29.0 million, under the credit facility for production investment described in Communication “A” 5319 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.01%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a 9-month grace period y then it will be repaid in 9 consecutive quarterly installments.

Neuquén Syndicated Loan

On June 12, 2013, APSA entered into a syndicated loan for an amount of Ps. 111 million, under the credit facility for production investment described in Communication “A” 5380 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 9 consecutive quarterly installments.

Citibank Loan

On December 23, 2013, APSA entered into a loan with the Citibank N.A. for an amount of Ps. 5,931,600, under the credit facility for production Investment described in Communication “A” 5449 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable quarterly and it is due 39 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 9 consecutive quarterly installments.

Nuevo Puerto Santa Fe – Production Investment Loan

On December 26, 2013, NPSF entered into a loan agreement with Banco Hipotecario in the amount of Ps. 10.0 million, under the credit facility for production investment described in Communication A 5449 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 24 consecutive monthly installments.

Soleil Debt

On December 28, 2007, as a result of the purchase of the Soleil plot of land, APSA entered into an agreement with INCSA for financing of a portion of the price in the amount of US$ 12.6 million. Such loan accrues interest at a fixed rate of 5%, payable on annual basis. Principal shall be repaid when due on June 30, 2017.

This financing agreement was prepaid in whole on August 22, 2014.

 C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology amounted to Ps.9.3 and Ps.12.1 million for the fiscal years 2014 and 2013 respectively. Our total technology investments aim to increase the productivity of purchased land have amounted to Ps.434.8 million since fiscal year 1995.

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

•
Certification of suitable quality standards, since in recent years worldwide agriculture has evolved towards more efficient and sustainable schemes in terms of environmental and financial standpoints, where the innocuousness and quality of the production systems is becoming increasingly important. In this context, Good Agricultural Practices have emerged, as a set of practices seeking to ensure the innocuousness of agricultural products, the protection of the environment, the workers’ safety and well-being, and agricultural health, with a view to improving conventional production methods. Certification of such standards allows to demonstrate the application of Good Agricultural Practices to production systems and ensures product traceability, allowing to impose stricter controls to verify the enforcement of the applicable laws.

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

D. TREND INFORMATION

International Outlook:

As reported by the IMF in its World Economic Outlook (“WEO”), global activity rebounded in 2013, growing 3%, and world growth is expected to reach 3.6% in 2014 and 3.9% in 2015. From 2014 to 2015, developed economies are expected to grow at rates around 2%, driven by the forecasted growth in the United States, of approximately 3%, and in the Euro Zone, with projected growth rates of around 1% for 2014-2015.

Emerging and developing economies have recorded growth rates similar to those seen last year, and they are expected to grow 4.9% and 5.3% by the end of 2014 and 2015. The recovery of developed economies should have a positive impact on trade, although it could be lessened by lower commodity prices.

During 2012 and 2013, the financial markets generally exhibited a significant pickup in contrast with their lower performance of 2011. The MSCI World index (representative of developed markets) showed strong recovery in 2012 and 2013, reaching 18% on average. In 2012, the MSCI Emerging Markets index recovered partially from its 2011 fall, although in 2013 yields were slightly negative again. The continued currency stimulation programs in the world, led mainly by the Federal Reserve of the United States of America, have underpinned most of the upsurge in the financial markets. MSCI World Index increased 2.6% in a year to date basis up to October 2014.

Argentine Economy:

Argentine growth forecasts were revised down again as compared to those of last year. The IMF went from projecting 3.5% to 0.5% for 2014. This correction was mainly due to the mismatch in the balance of payment and the deterioration of the external financing conditions, due to the holdouts unresolved issue.

Consumption remained as the main driver of economic activity, as shopping center and supermarket sales grew at rates close to 43% year on year in nominal terms as of April 2014, favored by the increase in nominal salaries.

The unemployment rate was at 7.1% of the country’s economically active population which points to a year on year decrease of 0.8 percentage points. In turn, the employment rate has remained almost unaltered as compared to the past year, at 41.8%.

In turn, gross domestic fixed Investment continued to perform positively as in the past years and showed a year on year increase of 1.6%, locating it at 23% of GDP.

Compared to the same period of the previous year, industrial activity decreased by 3.2% during the first half of 2014, both seasonally adjusted and not adjusted. Its breakdown shows that the industry sectors that experienced the highest growth rates in this period were: synthetic and artificial fibers (28.3%), industrial gases (23.2%), cigarettes (18.4%), and crude steel (16.8%). On the other hand, the automotive industry declined 19% compared to the same month of the previous year.

As concerns the external sector, the balance of trade as of June 2014 recorded a surplus of US$ 1,379 million. Income from exports stood at US$ 7,387 million and spending on imports amounted to US$ 6,008 million. Trade with the Mercosur (including Bolivarian Republic of Venezuela), Argentina’s main trade partner, concentrated 22% of the Argentine exports and 21% of the purchases made abroad. The balance of trade as of June 2014 was positive at US$ 364 million. In the first half of 2014, the major contributions to the Argentine exports were made by: agricultural manufactures, with 40%, and industrial manufactures, with 32% of the total value. In turn, intermediate goods accounted for 28% of the Argentine imports, followed by parts and accessories for capital goods (20%), capital goods (18%), and fuels and lubricants (18%).

Regarding the balance of payments, in the first quarter of 2014 the current account deficit reached US$ 3,304 million, with US$ 483 million allocated to the goods and services trade balance, and US$ 2,818 million to the income account, 71% of which related to the net debit of foreign direct investment return.

During the past quarter, the financial account showed a net outflow of US$ 619 million. The financial private sector excluding the Argentine Central Bank contributed net income for US$ 399 million, the non-financial private sector accounted for US$ 34 million, and the financial and non-final public sector had net outflows of US$ 1,052 million.

The stock of international reserves at the closing of June 2014 stood at US$ 29,278 million, a fall of 21%, mainly reflecting balance of payment transactions.

Total gross external debt at the closing of March 2014 was estimated at US$ 137,810 million, a reduction of US$ 562 million compared to the previous quarter.

The non-financial and Argentine Central Bank debt for the quarter was estimated at US$ 69,423 million, a reduction of US$ 474 million from the previous quarter mainly due to transactions with international agencies for US$ 1,243 million (repayments for US$ 1,431 million and disbursements for US$ 188 million), whereas bond indebtedness rose by US$ 694 million, mainly driven by purchases made by non-residents in the secondary market. Non-financial private debt for the quarter was estimated at US$ 65,693 million, remaining almost unaltered as compared to the previous quarter. The financial sector debt excluding the Argentine Central Bank did not record significant changes either.

At the closing of 2013, the net international investment position recorded a net credit balance estimated at US$ 49,045 million, reflecting external assets for US$ 261,183 million and external liabilities for US$ 212,138 million, a reduction of US$ 8,655 million compared to the previous year. This reduction was due to the higher increase in internal liabilities than in external assets.

In connection with the fiscal sector, revenues recorded a year-on-year increase of 42% as of March 2014, whereas primary expenditure grew by 35%, slightly below the increase in revenues, and was mostly oriented to items related to the sustainment of domestic demand, focused on the lower-income sectors.

In local financial markets, the lending interest rates grew by different percentages throughout the fiscal year. The Private Badlar rate in Pesos averaged 23.08% in June 2014 against 16.5% in June 2013. Despite the devaluation of January 2014, the Argentine Central Bank continued with its controlled floating exchange rate policy: the Peso sustained a 52.5% nominal depreciation in the period from June 2013 to June 2014.

In the fiscal year herein analyzed, Argentina’s country risk, measured as per the Emerging Market Bond Index, decreased by 427 basis points, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 740 points in June 2014, compared to the 212 paid by Brazil and the 124 paid by Mexico.

Product Prospects

The sources of the following information are the Ministerio de Agricultura, Pesca y Alimentación de la República Argentina and the United States Department of Agriculture (“USDA”).

Wheat

World wheat production for the 2014/2015 campaign is estimated by USDA at 721.12 million tons, 6 million tons more than the 2013/2014 campaign. Estimated harvested area is expected to increase by almost 1 million hectares at global level, while production yields are expected to stay at similar levels as the 2013/2014 campaign, With good projected yields for the Euro Zone and Russia, in contrast to the lower expected harvests in United States, Canada and Kazakhstan. The wheat production forecast for Argentina is 12.0 million tons, up 14.29% from last year, while wheat area is projected to increase from 3.5 to 4.1 million hectares, being the mainly driver of the expected production increase.

Corn

USDA projections for the 2014-15 season estimates that world production will reach 990.69 million tons, showing a marginal increase with respect to the previous year. Yield is estimated at 5.59 tons per hectare, up 1.6% from last year. In the case of Argentina, the planted area is expected to decrease from 3.4 to 3.25 million hectares due to higher production costs, pushing the expected production down from 25 to 23 million tons.

Soybean

The USDA projections for the 2014-15 season estimates that the world soybean production will show a strong increase of 9.19%, going from 285,01 million tons to 311,20. The USDA estimates that Argentina’s soybean production will increase by 1.0 million tons, reaching 55 million tons in the 2014/2015 campaign. The expected production increase at global level and in Argentina, are a consequence of both, an expansion in the planted soybean area and a higher expected average yield.

Sunflower

At global level, sunflower production estimates for the 2014/2015 campaign are projected by USDA at approximately 40.20 million tons, down 6.25% from last year production, mainly due to large differences in production yields among the principal sunflower production regions.

According to the source, the Argentine production of sunflower is forecast to be 2.5 million tons for the 2014/15 campaign, 19.05% higher than the 2013/14 campaign.

Beef Cattle

According to the USDA projections, orld beef production will reach 59.59 million tons in 2014, up 0.3% from last year production. In the case of Argentina, the expected production for 2014 is 2.82 million tons, showing a steady growth in its production since 2011. The argentine livestock market prices showed also a steady upward trend during the whole year.

Milk

The USDA estimates show, that the world production of milk will increase from the 2013 production levels of 468 million tons to 482 million tons by the end of 2014.

According to the prospects of the USDA, in the case of Argentina, the 11.93 million ton production recorded in 2013 is expected to increase to 12.11 million in 2014.

At present, the whole Argentine powdered milk production industry has a capacity of approximately 15 million liters per day, reaching its highest capacity in spring.

Argentina continues to be the third largest exporter of whole powdered milk in the world. Exports for 2014 are estimated at 207,000 MT. The five main markets for Argentina are: Algeria (18%), Venezuela (15%), Brazil (15%), China (13%), and Russia (12%).

For additional information about our Agricultural business, please see Item 4. Information on the Company “B, Business Overview - Agricultural Business”.

Evolution of Shopping Centers in Argentina

Private consumption continues to be the driver of economic activity. Household expenditure increases in tandem with household nominal income. According to data from INDEC, the salary variation ratio increased by 35.48% in August 2014 compared to the figure recorded in August 2013.

The shopping centers sector behaved in a similar way. Based on the information released by INDEC, sales as of August 2014 grew by 26.3% compared to the same month of the previous year, boosted by improvements in household nominal income.

Although forecasts for 2014 predict a contraction in the growth rates for this industry, employment and salary evolution levels are expected to remain firm, which translates in an auspicious forecast for our business in so far as consumption and the purchasing power of the population are the main propellers of sales in our shopping centers.

For information about Production and Sales, please see Item 5.A. “Consolidated Operating Results”.

E. OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of June 30, 2014, the value of transacted merchandise for which guarantees were granted amounted to Ps. 23.6 million. As of the date of this annual report, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this annual report, the value of transacted merchandise for which guarantees were granted amounted to Ps. 32.0 million.

Urban Properties and Investment Business

As of June 30, 2014, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows our contractual obligations as of June 30, 2014:

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.
As of June 30, 2014 (Restated)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total (i)
Trade and other payables	914,782	67,232	47,809	16,646	47,322	1,093,791
Borrowings (excluding finance lease liabilities)	3,555,212	882,910	2,677,153	1,004,124	2,067,023	10,186,422	(ii)
Finance lease	2,130	678	531	-	-	3,339
Derivative financial instruments	53,419	144,808	176,039	-	-	374,266
Total	4,525,543	1,095,628	2,901,532	1,020,770	2,114,345	11,657,818

(i)	Includes accrued and prospecting interest, if applicable.
(ii)	Includes Ps. 603,021 included in Liabilities directly associated with assets classified as held for sale (Note 44).

G. SAFE HARBOR

See the discussion at the beginning of this Item 5 and “Disclosure regarding forward looking statements” in the introduction of this annual report, for forward-looking statement safe harbor provisions.

For information about Production and Sales, please see Item 5.A. “Consolidated Operating Results”.

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

Our current board of directors was elected at the shareholders’ meetings held on October 31, 2011, October 31,2012 and October 31, 2013, for terms expiring in the years 2014, 2015 and 2016 as the case may be. Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo Sergio Elsztain	01/26/1960	Chairman	06/30/14	10/31/11	1994
Saúl Zang	12/30/1945	First vice-chairman	06/30/14	10/31/11	1994
Alejandro Gustavo Elsztain	03/31/1966	Second vice-chairman and Chief Executive Officer	06/30/16	10/31/13	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/15	10/31/12	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/15	10/31/12	2003
Fernando Adrián Elsztain	01/04/1961	Director	06/30/16	10/31/13	2004
David Alberto Perednik	11/15/1957	Director and Chief Administrative Officer	06/30/16	10/31/13	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/15	10/31/12	2006
Daniel E. Mellicovsky	01/17/1948	Director	06/30/14	10/31/11	2008
Alejandro Gustavo Casaretto	10/15/1952	Director	06/30/14	10/31/11	2008
Salvador Darío Bergel	04/17/1932	Alternate director	06/30/14	10/31/11	1996
Gastón Armando Lernoud	06/04/1968	Alternate director	06/30/14	10/31/11	1999
Enrique Antonini	03/16/1950	Alternate director	06/30/16	10/31/13	2007
Eduardo Kalpakian	03/03/1964	Alternate director	06/30/16	10/31/13	2007

(1)           The business address of our management is Moreno 877, 23 Floor, (C1091AAQ) City of Buenos Aires, Argentina.
(2)           Term expires at the annual ordinary shareholders meeting.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain studied Economic Sciences at Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the Board of Directors of Alto Palermo S.A. (APSA), Consultores Assets Management S.A., Arcos del Gourmet S.A., BACS Banco de Crédito & Securitización, IRSA Inversiones y Representaciones Sociedad Anónima, BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Tarshop, E-Commerce Latina S.A. and Banco Hipotecario, among other companies. He is also Director of IDBD Development Corporation Ltd. He is Fernando Adrián Elsztain´s cousin and Alejandro Gustavo Elsztain’s and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang, Bergel & Viñes. He is chairman of Puerto Retiro S.A., first vice-chairman of IRSA, and vice-chairman of Alto Palermo S.A. (APSA) and Fibesa S.A., among other companies. He is also director of Banco Hipotecario, Nuevas Fronteras S.A., Brasilagro, IDBD Development Corporation Ltd., BACS Banco de Crédito y Securitización S.A., Tarshop, and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from Universidad de Buenos Aires. Currently he is chairman of Fibesa, chairman of Cactus Argentina, second vice-chairman of Cresud, second vice-chairman of IRSA and executive vice-chairman of Alto Palermo. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos. He is also director of Brasilagro, Emprendimiento Recoleta S.A. and IDBD Development Corporation Ltd., among other companies. Alejandro G. Elsztain is brother of Eduardo S. Elsztain and Daniel Ricardo Elsztain, and cousin of Fernando A. Elsztain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from Universidad de Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He had formerly worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A. and Fibesa, as well as member of the board of Banco Hipotecario, among other companies.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from Universidad de Buenos Aires. He has performed professional activities at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial institutions and associations.

Fernando Adrián Elsztain. Mr. Elsztain studied architecture at Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA, Alto Palermo and Hoteles Argentinos and alternate director of Puerto Retiro, among other companies. He is cousin of our CEO, Alejandro Elsztain, and of our Chairman, Eduardo S. Elsztain.

David Alberto Perednik. Mr. Perednik obtained a degree in accounting from Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also chief administrative officer of IRSA and Alto Palermo.

Pedro Damaso Labaqui Palacio. Mr. Labaqui obtained a law degree from Universidad de Buenos Aires. He is also director of Bapro Medios de Pago S.A., Permanent Syndic of Bayfe S.A. Fondos Comunes de Inversión, director and member of the Supervisory Committee of J. Minetti S.A.; and Director of REM Sociedad de Bolsa S.A.

Daniel E. Mellicovsky. Mr. Mellicovsky obtained a degree in accounting from the Universidad de Buenos Aires. He has served as director of several companies of the agricultural, food supplies, financial and hotel development sectors.

Alejandro Gustavo Casaretto. Mr. Casaretto obtained a degree in agricultural engineering from Universidad de Buenos Aires. He has served as our technical manager, farmland manager, and technical coordinator since 1975.

Salvador Darío Bergel. Mr. Bergel obtained a law degree and a PhD from Universidad Nacional del Litoral. He is a founding partner of Zang, Bergel & Viñes and a consultant at Repsol YPF S.A. He is also alternate director of IRSA and Alto Palermo.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from Universidad del Salvador in 1993. He attended a Masters degree in Corporate Law in 1996 from Universidad de Palermo. He was a senior associated member of Zang, Bergel & Viñes law firm until June 2002, when he joined our lawyers team.

Enrique Antonini. Mr. Antonini holds a degree in law from the Universidad de Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He has also served as director of IRSA from 1993 to 2002. He is a member of the Argentine Banking Lawyers Committee and the International Bar Association.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business from the University of Belgrano. He has also an MBA from the CEMA University of Argentina. He has been director for 25 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina, and currently vice-chairman of its board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

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

The following table shows information about our current senior management designated by the board of directors meeting:

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	CEO	1994
Carlos Blousson	09/21/1963	Chief Executive Officer for Argentina and Bolivia Operations	2008
David A. Perednik	11/15/1957	Chief Administrative Officer	1997
Matías I. Gaivironsky	02/23/1976	Chief Financial Officer	2011

The following is a biographical description of each of our senior managers who are not directors:

Matias Ivan Gaivironsky. Mr. Gaivironsky obtained a degree in business in the Universidad de Buenos Aires. He holds a Master in Finance from CEMA University. Since 1997 he has held several positions in Cresud, IRSA and APSA. Since December 2011 he has been Chief Financial Officer. Previously, in 2008 he was Tarshop’s Chief Financial Officer.

Carlos Blousson. Mr. Blousson obtained a degree in agricultural engineering from Universidad de Buenos Aires. He has been working as our Chief Sales Officer since 1996. Prior to joining us, he worked as a futures and options operator at Vanexva Bursátil –Sociedad de Bolsa. Previously, he worked as a farmland manager and a technical advisor at Leucon S.A.

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 31, 2013:
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

KEY EMPLOYEES

There are no key employees.

B. COMPENSATION

Compensation of directors

Under the Argentine Corporations Law, if the compensation of the members of the Board of Directors and the Supervisory Committee is not established in the by-laws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors and the Supervisory Committee, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased in proportion to the distribution up to such limit if all earnings are distributed. For purposes of applying this provision, the reduction in the distribution of dividends derived from reducing the Board of Directors’ and Supervisory Committee’s fees will not be considered.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, it is considered at the shareholders’ meeting.

At our shareholders’ meeting held on October 31, 2013, the shareholders approved an aggregate compensation of Ps. 17,547,324 for all of our directors for the fiscal year ended June 30, 2013. At the end of the current fiscal year, the above mentioned compensation had been paid in full.

Compensation of Supervisory Committee

The shareholders’ meeting held on October 31, 2013 further approved by majority vote not to pay a compensation to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year 2014 was Ps. 11.5 million.

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

The funds resulting from the contributions made by the participants are transferred to an independent financial vehicle, specially created and situated in Argentina in the form of a mutual fund with the approval of the CNV. These funds can be freely redeemed at the request of participants.

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

During this fiscal year, the Company has made contributions to the plan for Ps. 105,402.

Mid and Long Term Incentive Program

Our Shareholders’ Meetings, held on October 31, 2011, October 30, 2012 and October 29, 2013 ratified the resolutions achieved in connection with (i) the implementation of the allocation of an amount equal to 1% of our outstanding capital to be implemented through an incentive plan addressed to certain of our employees (the “Plan”), and (ii) the delegated powers into our Board of Directors to implement such Plan, among other situations.

The Company has developed a mid and long-term incentive and retention stock program for its management team and key employees under which contributions in shares of the Company are made by the Company. The amount of shares contributed for each participant employee is determined on the basis of their annual bonus for years 2011, 2012 and 2013. The Company shall use treasury shares to make the contributions under this program.

The beneficiaries under the Plan are invited to participate by the Board of Directors and their decision to access the Plan is voluntary. The program stipulates the possibility of providing an extraordinary reward consisting of freely available shares payable on a single opportunity in 2014 which would also be determined on the basis of each participant´s annual bonus.

In the future, the Participants or their successors in interest will have access to 100% of the benefit (the shares of CRESUD contributed by the Company) in the following cases:

• if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution,

• retirement,

• total or permanent disability,

• death.

In accordance with the new Capital Markets law (as define below), it is required that all of the incentive plans for managers related to shares should be approved by the Comision Nacional de Valores. Thus the Company has made all required filings. Currently the Company is analyzing certain changes to the program as originally structured.

C. BOARD PRACTICES

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment, other than those described under the following sections: (i) Item 6 “Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) Item 6 “Directors, Senior Management and Employees – B. Compensation – Mid and Long Term Incentive Program.

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

In accordance with the Capital Markets Law and the Rules of the CNV, our board of directors has established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, the management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our company and our external auditors.

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

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

As of June 30, 2014, we had 756 employees in our Agricultural Business, including our employees and the employees of FyO (Agropecuaria Anta S.A. merged with us on July 1, 2010), but not those of Agro-Uranga S.A. Approximately 27% are under collective labor agreements. We believe we have good relations with the union and our employees. In fact, we have never experienced a work stoppage.

IRSA’s employees in our real estate operations had 1,608 employees. Our employees from Property Sales and Development and Other Business not related with Shopping Centers had 89 employees, from which 33 are represented by the Commerce Labor Union (Sindicato de Empleados de Comercio) and 5 by the Horizontal Property Union (“SUTERH”). The Shopping Center sector had 872 employees including 420 under collective labor agreements. Our Hotels segment had 647 employees with 513 are represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (“UTHGRA”).

The following table shows our employees for the fiscal year ended June 30, 2014, 2013 and 2012.
	Agricultural Business(1)		Real Estate Business
	Permanent salaried	Temporary	Argentine Real Estate(2)	Shopping Centers	Hotels(3)	Total
As of June 30, 2012	848	17	92	833	662	2,452
As of June 30, 2013	857	11	91	787	662	2,408
As of June 30, 2014	756	16	89	872	647	2,380

(1)           Agricultural Business includes our employees and Futuros y Opciones.Com, but not those of Agro-Uranga.
(2)      Argentine Real Estate includes IRSA, Libertador 498.
(3)      Hotels include Intercontinental, Sheraton Libertador and Llao Llao.

E. SHARE OWNERSHIP

Share ownership of directors, members of the supervisory committee, and senior management as of June 30, 2014.

The following table sets forth the amount and percentage (expressed on a fully diluted basis) of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2014:

Name	Position	Number of Shares	Percentage (3)	Number of Warrants (2)
Directors
Eduardo Sergio Elsztain (1)	Chairman	191,777,216	39.33%	84,757,594
Saúl Zang	First vice-chairman	3,512,436	0.67%	817,480
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	5,906,940	1.13%	1,314,289
Gabriel A. G. Reznik	Director	-	-	-
Jorge Oscar Fernández	Director	3,000,000	0.53%	-
Fernando Adrián Elsztain	Director	-	-	-
David Alberto Perednik	Director / Chief Administrative Officer	29,542	0.01%	29,727
Pedro Damaso Labaqui Palacio	Director	-	-	-
Daniel Elias Mellicovsky	Director	-	-	-
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural Real Estate	77,983	0.02%	23,790
Salvador Darío Bergel	Alternate Director	-	-	-
Gastón Armando Lernoud	Alternate Director	9,828	0.00%	-
Enrique Antonini	Alternate Director	-	-	-
Eduardo Kalpakian	Alternate Director	-	-	-

Senior Management
Matias Gaivironsky	Chief Financial Officer	11,020	0.00%	-
Carlos Blousson	Chief Executive Officer of the International Operation	26,318	0.01%	1,817

Supervisory Committee
José Daniel Abelovich	Member	-	-	-
Marcelo Héctor Fuxman	Member	-	-	-
Noemí Ivonne Cohn	Member	-	-	-
Roberto Daniel Murmis	Alternate member	-	-	-
Alicia Graciela Rigueira	Alternate member	-	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-	-
Executive Committee
Eduardo Sergio Elsztain	Member	191,777,216	39.33%	84,757,594
Saúl Zang	Member	3,512,436	0.67%	817,480
Alejandro Gustavo Elsztain	Member	5,906,940	1.13%	1,314,289

(1)  Includes (i) 190,681,047 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 870 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iii) 1,095,299 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,757,594 of our warrants which entitles him to acquire 31,129,753 new common shares through the exercise of those warrants.

(2)   Pursuant to a prospectus, dated March 11, 2008 (the “Prospectus”) contained in our Registration Statement on Form F-3 No. 333-146011, filed with the Securities and Exchange Commission on September 12, 2007, we offered (the “Rights Offering”) to our common shareholders rights to subscribe for 180,000,000 new common shares, together with the right to receive 180,000,000 warrants (the “New Warrants”) to acquire additional common shares. Each common share entitled its holder to one right to subscribe for common shares. Each common share right entitled its holder to subscribe for 0.561141 new common shares, to subscribe at the same price for additional common shares remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new common share that it purchased pursuant to the Rights Offering, one New Warrant to purchase 0.33333333 additional common shares (this fraction was adjusted to 0.35100598 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009 and on August 28, 2013 this fraction was adjusted to 0.36727981 as a consequence of the dividend payment made on November 30, 2012). The Bank of New York Mellon, as our ADS rights agent, made available to holders of our ADSs (each of which represents 10 common shares), rights to subscribe for new ADSs, together with the right to receive New Warrants to acquire additional common shares. Each ADS entitled its holder to one ADS right. Each ADS right entitled its holder to subscribe for 0.561141 new ADSs, to subscribe at the same price for additional common shares in the form of ADSs remaining unsubscribed after the preemptive rights offering pursuant to its exercise of accretion rights, and to receive free of charge, for each new ADS that it purchased pursuant to this offering, 10 New Warrants, each of which entitles such holder to purchase 0.33333333 additional common shares (this fraction was adjusted to 0.35100598 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009 and on August 28, 2013 this fraction was adjusted to 0.36727981 as a consequence of the dividend payment made on November 30, 2012). The calculations were made using the ratios applying on June 30, 2014.

         Prior to their expiration on May 22, 2015, the New Warrants are exercisable during the six-day period from and including the 17 through the 22 day of each February, May, September and November (to the extent such dates are business days in New York City and in the City of Buenos Aires). We accept the exercise of New Warrants to purchase whole new common shares. The exercise price for new common shares to be purchased pursuant to the exercise of New Warrants is of US$ 1.68 and are payable in U.S. dollars (this price was adjusted to US$ 1.5954 after an allotment of treasury shares stock to shareholders that took place on November 23, 2009 and on August 28, 2013 this price was adjusted to US$ 1.5247 as a consequence of the dividend payment made on November 30, 2012). ADS holders wishing to obtain additional ADSs upon exercise of their New Warrants must deposit the common shares acquired under the New Warrants with The Bank of New York Mellon, as our depositary, to obtain ADSs in accordance with the terms of the deposit agreement.

(3) On a fully diluted basis.

Option Ownership:

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our Capital Stock.

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, shares or securities other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Mid and Long Term Incentive Program.

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

	Share Ownership as of June 30, 2014
Shareholder	Number of Shares	Percentage (4)
IFISA(1)(2)	191,777,216	39.33%
Directors and officers(3)	12,574,067	2.37%
ANSES	17,660,713	3.40%
Total	222,011,996	45.22%

(1)
Mr. Eduardo S. Elsztain is the chairman of (i) IFIS Limited, a company incorporated under the laws of Bermuda, and (ii) IFISA, a company incorporated under the laws of the Republic of Uruguay , which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 37,94% of IFIS capital stock, which owns 100% of IFISA.

(2)
As a result, Mr. Elsztain may be deemed beneficial owner of 39.33% of our total shares, which includes (i) 190,681,047 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 870 common shares beneficially owned by Consultores Venture Capital Uruguay S.A., (iii) 1,095,299 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,757,594 of our warrants which entitles him to acquire 31,129,753 new common shares through the exercise of those warrants.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Eduardo S. Elsztain.
  (4)                  On a fully diluted basis.

Change in Capital Stock Ownership

	As of June 30, (5)
	2014	2013	2012	2011	2010
IFISA(1)(2)	39.3%	39.3%	38.8%	38.2%	37.5%
D.E. Shaw & Co L.P. (3)	0.7%	2.1%	3.2%	8.1%	9.4%
Directors and officers(4)	2.4%	2.2%	1.9%	1.3%	1.4%
ANSES	3.4%	3.4%	3.1%	3.1%	3.5%

(1)
Mr. Eduardo S. Elsztain is the chairman of (i) IFIS Limited, a company incorporated under the laws of Bermuda, and (ii) IFISA, a company incorporated under the laws of the Republic of Uruguay , which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 37,94% of IFIS capital stock, which owns 100% of IFISA.

(2)
As a result, Mr. Elsztain may be deemed beneficial owner of 39.33% of our total shares, which includes (i) 190,681,047 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 870 common shares beneficially owned by Consultores Venture Capital Uruguay S.A., (iii) 1,095,299 common shares owned directly by Eduardo S. Elsztain. In addition, Mr. Eduardo Elsztain may be deemed beneficial owner of 84,757,594 of our warrants which entitles him to acquire 31,129,753 new common shares through the exercise of those warrants.

(3)	According to the Form filed with the SEC as of June 30, 2014.
(4)	Includes only direct ownership of our Directors and Senior Management, other than Eduardo S. Elsztain.
(5)	On a fully diluted basis.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date in a change in control.

Securities held in the host country

As of June 30, 2014, our total issued and outstanding capital stock outstanding consisted of 501,562,730 common shares. As of June 30, 2014, there were approximately 46,487,227 Global Depositary Shares (representing 464,872,270 of our common shares, or 92.7% of all of our outstanding shares held) in the United States by approximately 62 registered holders of Global Depositary Shares.

As of June 30, 2014 our directors and senior officers controlled, directly or indirectly, approximately 41.7% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

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

Lease of our Chairman’s offices

Our Chairman’s offices are located at Bolívar 108, City of Buenos Aires. We have leased this property from Isaac Elsztain e Hijos S.C.A., a company controlled by certain relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and certain of his relatives.

A lease agreement was executed among us, IRSA, Alto Palermo and Isaac Elsztain e Hijos S.C.A., on  August 18, 2004. This lease had a term of 120 months and set a monthly rental of USD 9.500 which is distributed and shared equally among the three companies. Although this lease agreement has expired in August 2014, the parties are currently negotiating its extension.

 In April 1, 2014, we, Alto Palermo, IRSA and Hamonet S.A. entered into a lease agreement for the lease of the executive offices located in 108 Bolívar St., 3rd and 4th floors, City of Buenos Aires. This lease has a term of 36 months and rent of US$ 5.001 per month, which is distributed and shared equally among the three companies.

Lease of our Headquarters

Our headquarters are located on the 23 floor of the Intercontinental Plaza tower, located at Moreno 877, in the City of Buenos Aires. We lease our headquarters from FIBESA, a subsidiary of APSA, pursuant to a bailment agreement, effective from July, 2012, through March, 2014. This contract was renewed.

In December, 2011, we leased the 24 floor of the Intercontinental Plaza Tower from Inversora Bolívar (lately merged with IRSA) pursuant to a lease agreement related to such floor and to six parking lot spaces; such agreement, had a term of 32 month and expired on August 31, 2014. We paid a monthly rent of US$7,745. As of the date of this annual report, this agreement continues in force and the parties are currently negotiating the new terms of the lease; the agreement will have a term of 36 months, expiring on August 31, 2017 and for a monthly rent of 15,490 to be paid in halves between us and Alto Palermo.

As of April 2011, we entered into a lease agreement with IRSA to lease one third of the 2nd floor of the Intercontinental Plaza Tower. Such agreement expired on January 4, 2014, and we paid a monthly rent of US$6,732. In April 29, 2014, we renewed the agreement. The agreement will expire on January 4, 2017 and will be for a monthly rent of US$ 15,750.

In May 8, 2014, we and APSA leased the 22 floor and seven parking lot spaces of the Intercontinental Plaza Tower from IRSA. The agreement will expire on June 30, 2016 and will be for a monthly rent of US$ 23,234. Alto Palermo will pay US$ 12,234 while we will pay US$ 11,000.

Farmland Lease Agreement

We lease a farmland located in the Province of Córdoba, from San Bernardo de Córdoba S.A. (formerly known as Isaac Elsztain e Hijos S.C.A.), pursuant to a lease agreement executed in June, 2012. This lease was extended for two additional years. The leased farmland has an extension of 12,635 hectares.

The rent to be paid is the equivalent in Pesos of 3 Kg. of beef per hectare. The beef price will be set, taking into account the price per kilo of beef quoted on Mercado de Hacienda de Liniers, the previous week of the payment date.

We pay a rent of Ps. 0.5 million during the fiscal year ended June 30, 2014. Fernando Adrián Elsztain, our director is also president of Isaac Elsztain e Hijos S.C.A. In addition, Alejandro G. Elsztain who is alternate director of Isaac Elsztain e Hijos S.C.A. is also our second vice-chairman and CEO.

The referred lease agreement finished on June 30, 2014, and it was renewed for one year. The farmland extension of 12.600 hectares, and the rent to be paid is the equivalent in Pesos of 3,5kg of beef per hectare. The beef price will be set, taking into account the price per kilo of beef quoted on Mercado de Hacienda de Liniers, the previous week of the payment date.

In addition, the parties have agreed in a productivity prize of 15% of the weight that the cattle achieve above 240.000kg. This prize will be payable on September, only if the cattle achieves the amount of kilos.

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

During fiscal year ended June 30, 2014 and 2013 there were not charges for consulting agreement fees, while during fiscal year ended June 30, 2012 amounted to Ps. 8,7 million.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management for twice the average of the amounts of the management fee paid to Consultores Asset Management for the two fiscal years prior to such termination.

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

During the fiscal years ended June 30, 2014, 2013 and 2012, we made donations to Fundación IRSA and Fundación Museo los Niños for a total amount of Ps. 3.3 million, Ps. 1.4  million, and Ps. 1.9 million, respectively.

Agreement for the Exchange of Corporate Services between us, IRSA and APSA

Considering that IRSA and Cresud have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004, we, IRSA and APSA entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, March 12, 2010, July 11, 2011, October 15, 2012, November 12, 2013 and February 24, 2014.

The agreement for the exchange of corporate services among IRSA, APSA and us, currently provides for the exchange of services among the following areas: Human Resources, Finance, Institutional Relationships, Administration and Control, Insurance, Contracts, Technical, Infrastructure and Services, Purchases, Architecture and Design and Development and Works Department, real estate, hotels, Board of Directors, Board of Directors of the Real Estate Business, General Management Department, Security, Audit Committee, Real Estate Administration, Human Resources of the Real Estate Business, Fraud Prevention, Internal Audit, Administration of the Agribusiness Investments.

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

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in our equity interest in APSA. As a result, certain employment agreements of APSA´s and IRSA´s corporate employees were transferred to us.

Later, as consequence of the ongoing process of generating the most efficient distribution of corporate resources among the different areas, on February 24, 2014, a new amendment to the agreement was entered by virtue of which the parties agree to transfer to IRSA and APSA the employments agreements of the corporate employees that develop exclusively in the real estate business. The labor costs of the employees will continue to be distributed in accordance with the terms of the agreement for the exchange of corporate services, as amended.

In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by us with IRSA and APSA.

In spite of the above, we, APSA and IRSA continue to be independent as regards the execution of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies.

Legal Services

During the years ended June 30, 2014, 2013 and 2012, the law firm Zang, Bergel & Viñes Abogados provided us with legal services amounting Ps. 4.2 million, Ps. 3.3 million and Ps.3.5 million respectively. Certain of our directors are partners of the law firm.

Sale of a plot of land.

In May, 2012, we sold to Alto Palermo a plot of land of 115 hectares located in Lujan, Province of Buenos Aires for a total amount of US$ 8.96 million, in which Alto Palermo will build a future mixed purpose development project.

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

Furthermore, on July 30, 2009, Agrology S.A. made an offer to IFISA, which was accepted, to extend the agreed due date of the loan for 360 days, modifying the amount of Global Depositary Shares of IRSA granted in loan from 1,275,022 to 1,253,942 million which are free of encumbrances and are freely available to Agrology S.A. On July 25, 2010, Agrology made a new offer, which was also accepted by IFISA, to extend the agreed due date of the loan for an additional 360 days. On September 8, 2010, Agrology S.A. entered into a new loan agreement with IFISA which granted 800,000 additional Global Depositary Shares of IRSA, under the same terms and conditions as the previous loan.

On July 20, 2011, Agrology made a new offer, which was also accepted by IFISA, to extend the agreed due date of the original loan for an additional 360 days. The companies agreed that the credit can be taken completely or partially at any moment and that IFISA can ask for the Global Depositary Shares of IRSA or ordinary equity, and to lower the spread over Libor rate from 150 bps to 50 bps. On September 1, 2011, Agrology made a new offer, to extend the “800,000 additional Global Depositary Shares of IRSA” agreed due date of the loan for an additional 360 days. The offer to IFISA included the possibility for them to take the credit completely or partially at any moment, to ask either for the Global Depositary Shares of IRSA or for ordinary equity, and to lower the spread over Libor rate from 150 bps to 50 bps. On September 3, 2011, IFISA accepted the September 1, 2011 offer. On April 20, 2012, we entered into a securities loan agreement with IFISA, by virtue of which we granted 2,000,022 Global Depositary Shares, representing 10 common shares with a face value of Ps.1.0 per share of IRSA.

On August 22, 2012, we agreed with IFISA that due to our merger with Agrology, the three above-mentioned agreements will be combined into one agreement between IFISA and us.

On July 15, 2013, we signed a renewable credit line with Inversiones Financieras del Sur S.A. ("IFISA"), in which the company is the lender and IFISA the borrower. The credit line consists in the sum of up to 4,053,942 ADRs of IRSA Inversiones y Representaciones S.A. ("IRSA"), of which 3,334,517 have already been lended. Loan maturity was set to 30 days with the possibility to extend it to up to 365 days at a rate of 3 month Libor +50bp.

Credit facility IFISA-Cresud.

On June 25, 2012 we entered a credit facility agreement with IFISA, pursuant to which we agreed to lend to IFISA up to US$ 6.0 million for a term of 180 days, at an annual interest rate of 7.75%. On November 24, 2012 this agreement was renegotiated and as a result extended for another 365 days, at an annual interest rate of 5.5%. On November 22, 2013 the parties agreed to extend the credit line for another 365 days.

Credit facility IRSA – Cresud

In September 2011, we entered into a credit facility agreement with IRSA, pursuant to which IRSA agreed to lend us up to US$25 million for a term of 90 days, , at an annual interest rate of 7.75%. In May 2012, we entered into a credit facility agreement with IRSA, pursuant to which IRSA agreed to lend us up to US$7 million for a term of 180 days, at an annual interest rate of 7.75%. This credit facility was cancelled on May 20, 2014 and was not renewed.

Sale of Cresca S.A. to BrasilAgro Companhia Brasileira de Propriedades Agricolas S.A.

In December 2013, we sold to BrasilAgro Companhia Brasileira de Propriedes Agrícolas S.A. our indirect interes in Cresca S.A. which amounted to 50% of its capital stock, for a total amount of US$18.5 million. As of the closing date, US$ 5 million were paid and the balance will be paid on December 2014. The balance will accrue interests at an annual rate of 7%.

Loan agreements with Banco Hipotecario

As of June 30, 2014 we have loans from Banco Hipotecario for a total amount of approximately Ps. 119 million with an average interest rate of 16.17%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Master agreement for US dollar-denominated forward transactions with Banco Hipotecario.

We entered into a master agreement for the performance of dollar-denominated forward transactions with Banco Hipotecario. This master agreement provides that the parties may carry out this type of transactions by fixing a certain forward price (“the Agreed Price”). Such transactions are settled in cash by paying the difference between the Agreed Price and the quoted price of the US dollar on the settlement date. As of June 30, 2014 we have derivative financial instruments from Banco Hipotecario for a total amount of approximately US$ 40 million.

Sale of “La Adela” Farm

In July 2014 we sold to our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima the “La Adela” farm, with an area approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, for a total amount of Ps. 210,000,000. Given its degree of development and closeness to the City of Buenos Aires, this farm has a high urbanistic potential; therefore, the purpose of selling it to IRSA is for it to launch a new real estate development.

C. INTERESTS OF EXPERTS AND COUNSEL

This section is not applicable.

Item 8. Financial information

A. AUDITED CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18 for our audited consolidated financial statements.

Legal or arbitration proceedings

We are not engaged in any material litigation or arbitration and no material litigation or claim is known to us to be pending or threatened against us, other than those described below.

 Cactus Argentina

The Judge of the Petty Offenses Court of the City of Villa Mercedes issued decision No. 2980/08 related to the situation of Cactus in that city whereby it ordered the company to discontinue its activities and move its premises located in provincial highway “2B” within a term of 36 months.

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

In response Cactus has filed an appeal with the Superior Court of the Province of San Luis, challenging the legality of the decisions rendered by the Petty Offenses Court of the City of Villa Mercedes. This submission was rejected by the Superior Court and against that decision Cactus filed a constitutional complaint, which at the date of issuance of these financial statements, is still pending.

Notwithstanding the foregoing, the Company is implementing a plan of activities to improve the relationship with the community of the city of Villa Mercedes and strengthen the position of the company as a valued member of the socio-economic community in the region with the ultimate goal of getting the moving to be reconsidered by the municipal authorities.

As part of this strategy, in January 27, 2012, Cactus made a presentation with the Municipality of Villa Mercedes in which, among other things, apprised the activities developed by Cactus, the peculiarities and the economic and social importance of Cactus ´ activities and the particularities, complexities and limits of the potencial moving. This presentation, received by the Municipality of Villa Mercedes was forwarded promptly to the Petty Offenses Court, in order to them to take cognizance. Additionally in December 2012, Cactus made the presentation of necessary documents for the renovation of the municipal authorization.

Subsequently, on November 13, 2013 and in order to extend the previous presentations, the company applied for the suspension of execution of sentence and the granting of authorization to operate until December 2015 with reduced capacity, while relevant efforts were made. Given the lack of response from the Municipality of Villa Mercedes, in the month of January 2014, the request was reiterated in order to get a response

On June 10, 2014, Cactus was notified of the resolution definitely rejecting the request of the company.

Inversiones Ganaderas (merged with us)

Exagrind S.A. has filed a lawsuit against our subsidiary IGSA (merged with us) to recover damages and losses produced by a fire in Estancia San Rafael which is close to “Tali Sumaj,” Province of Catamarca. The fire took place on September 6, 2000. The estimated amount of the legal action is Ps.2.9 million at the date the claim was filed.

IGSA (merged with us) argued that Exagrind’s claim was incorrectly processed and requested that the first instance judge order a new notice of processed, which request was granted by the judge. Exagrind successfully appealed such decision. IGSA (merged with us) filed subsequent appeals requesting to be given the remainder of the legal term to answer the lawsuit, since at the time of Exagrind’s appeal the legal term, had not yet expired; such appeals were rejected by both first and second instance courts, ending with an appeal to the Supreme Court of the Province of Catamarca. The Supreme Court of Catamarca ruling was favourable, which enabled us to reply the claim duly and timely. As of the date of this annual report the stage to present evidence has been concluded.

Additionally, in March 2007, under the request of Exagrind S.A., the court in charge of the case ordered a general inhibition of IGSA’s assets. In June 2007, that measure was revoked and replaced by an attachment on the real estate.

It should be noted that during the fiscal year 2010, a the title deed for the sale of such establishment was executed and because as of the date of this annual report the attachmentin-aid-of-execution had not been lifted, we assumed certain obligations and provided a surety insurance to guarantee the obligation on behalf of the purchaser. We have registered a prevision of the amount of Ps. 1.5 million.

Other Litigation

On June 30, 2009 Cactus Feeders, Helmir and we subscribed a stock purchase agreement, whereby Cactus Feeders Inc. transferred to us and Helmir, which is controlled indirectly by our shares of Cactus Argentina. Moreover on July 7, 2009, the economic concentration was notified to the Antitrust Authority. On October 28, 2010 the Antitrust Authority authorized the transaction. On October 23, 2013, the transaction was approved subject to the compliance of a condition which was fulfilled, and on March 17, 2014, the Antitrust Authority granted the authorization.

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

Through Resolution No. 16,344 dated June 17, 2010 the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, referred to hereinafter as "CNV") commenced a summary proceeding against the members of our board of directors, our audit committee members and our supervisory committee members (all of them at that time, including among others Eduardo S. Elsztain), alleging formal irregularities in our Corporate Books, such as among others, the failure to include certain signatures in the Inventory and Balance Sheet Book, Minutes of the Board of Directors Book and Minutes of the Audit Committee Book, all of which were duly rectified as requested by the CNV, and the omission of the publication in the Autopista de Información Financiera of the CNV (publication system for the CNV) of a Board of Directors minute, arising from the investigation carried out by the CNV in November 2008.

Our response to the CNV’s allegations containing the arguments for the defense was filed in July 2010, and the first hearing was held in February 2011. In October 2013, the CNV absolved us, the members of our board of directors, our audit committee members and our supervisory committee members, from the alleged violation related to the omission of the publication in the Autopista de Información Financiera of the CNV of a Board of Directors’ minute. However, the CNV decided to impose a fine of Ps. 200,000 to us as a result of the aforementioned formal irregularities detected in our Corporate Books. The violations identified by CNV were of a ministerial nature and the alleged violations were considered immaterial, as reflected in the amount of the fine imposed (Ps. 200,000 equivalent to US$ 33,582). Even though the fine was paid, in November 2013, we appealed the CNV resolution, which is still ongoing in the Court Room No. III of the National Chamber of Appeals in Federal Administrative Procedure (Sala III de la Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

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

Puerto Retiro

On November 18, 1997, in connection with IRSA´s acquisition of their subsidiary Inversora Bolívar, they indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such common shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, IRSA, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Indarsa. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor. Puerto Retiro appealed the restraining order which was confirmed by the Court on December 14, 2000.

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the abovementioned criminal procedure, that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, would be lost. As of June 30, 2014, IRSA had not established any reserve with respect of this contingency.

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. Neuquén´s Executive Branch previously rejected this request under Executive Branch Decree No. 1437/2002 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms, taking account of the current situation and including reasonable short and medium term projections. Neuquén´s Executive Branch rejected this request in their Executive Branch Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Executive Branch Decrees 1,437/2002 and 585/2003 issued by the City Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

On December 13, 2006, Shopping Neuquén signed an agreement with both the City and the Province of Neuquén stipulating a new timetable for construction of the commercial and housing enterprises (the “Agreement”). Also, Shopping Neuquén was permitted to transfer certain parcels to third parties so that each participant in the commercial development to be constructed would be able to build on its own land, with the exception of the land in which the shopping center will be constructed. The Legislative Council of the City of Neuquén duly ratified the Agreement. The City Executive Branch promulgated the ordinance issued on February 12, 2007.

The Agreement also provided that Shopping Neuquén submit, within 120 days after the Agreement was signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision, which the City of Neuquén would approve or disapprove within 30 days after its presentation. If the project was approved, Shopping Neuquén would submit the final maps of the works to the City of Neuquén within 150 days of this decision.

The Agreement put an end to the lawsuit of Shopping Neuquén against the City of Neuquén before the High Court of Neuquén, in which the only pending issue was the determination of the City of Neuquén attorneys’ that were to be borne by of Shopping Neuquén. As the date of their annual report Shopping Neuquén came to an agreement or paid all of the City´s lawyers but one, with whom the amount of the pending fees are being contested in Court.

The City of Neuquén approved Shopping Neuquén’s project plans on April 8, 2010, On June 4, 2012, the City of Neuquén and Shopping Neuquén entered into a new agreement by which the modification for the project of the Shopping Center was approved and a new timetable agreed upon for the completion of the work related to it. Later, on May 22, 2014 the parties modified the aforementioned agreement to specify that the work for the Shopping Center should be finished by Shopping Neuquén within six months counted as from September 17, 2014.

Arcos del Gourmet

In December 2011, we started to develop, through our subsidiary Arcos, the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. On December 10, 2013, Administrative and Tax Contentious Court of Appeal of the City of Buenos Aires ratified an injunction that suspends the opening of the shopping center on the grounds that it has failed to obtain certain government permits. Despite the fact that the construction has all government permits in place, we have filed an appeal against the decision and have requested that the injunction be lifted, with favorable expectations. In such sense, on April 10, 2014, the government of the City of Buenos Aires issued a new environmental compliance certificate. The plaintiff appealed this decision and the file has been placed on the Court of Appeal since September 23, 2014.

On the other hand, in one of the two judicial processes (actions intended to protect constitutional rights) currently being heard, the Court of Appeals referred above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. This means the process has concluded with the decision being favorable to us. As to the other judicial process, on August 29, 2014 the lower court rendered a decision rejecting the case on August 29, 2014.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings against APSA for an aggregate amount of Ps.3.7 million, plus an added amount, provisionally estimated, of Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for Ps. 36.8 million. On December 12, 2012, the legal attachment was lifted and accredited in the file concerned in February 2013.

After IRSA sold the Edificio Costeros, dique II, on November 20, 2009, IRSA requested an opinion to the Argentine Antitrust Authority as to whether it was necessary to report this transaction. The Argentine Antitrust Authoriry advise us that it was required to notify the transaction. IRSA challenged this decision, but it was confirmed. On December 5, 2011, IRSA notified the transaction and on April 30, 2013 the transaction was approved by the Argentine Antitrust Authority by Resolution No. 38.

IRSA filed a new request for the Argentine Antitrust Authority’s opinion regarding its acquisition of Bank Boston Tower on August 30, 2007. The Argentine Antitrust Authority advised us that IRSA were in fact required to report the transaction and the competent court ratified such decision. On November 3, 2010, the transaction was filed with the Argentine Antitrust Authority. On November 10, 2011 the transaction was authorized.

On January 15, 2007 IRSA were notified of two claims filed against us before the Argentine Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 IRSA responded the claims. On June 26, 2007, the Argentine Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this filing the result of this proceeding has not been determined.

On December 3, 2009, Alto Palermo filed a request for the Argentine Antitrust Authority’s opinion regarding Alto Palermo’s acquisition of common shares of Arcos del Gourmet S.A. The Argentine Antitrust Authority advised the parties that the transaction has to be notified. On December, 2010 the transaction was filed with the Argentine Antitrust Authority. As of the date of this annual report, the decision of the Argentine Antitrust Authority is still pending.

On April 11, 2011, Quality Invest requested the Argentine Antitrust Authority opinion regarding Quality’s acquisition Property of a warehouse owned by Nobleza Piccardo S.A.I.C. y F. located in San Martín, Province of Buenos Aires. The Argentine Antitrust Authority stated that there was an obligation to notify the situation, but Quality Invest filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Argentine Antitrust Authorities' decision regarding the obligation to notify and, therefore, on February 23, 2012, the transaction was filed. As of the date of this annual report, the Argentine Antitrust Authority is analyzing this decision.

On august 23, 2011, Alto Palermo S.A. notified the Argentine Antitrust Authority the direct and indirect adquisition of common shares of Nuevo Puerto Santa Fé S.A., the transaction involved the direct acquisition of 33.33% of NPSF and 16.66% through its controlled vehicle Torodur S.A. As of the date of this annual report the transaction is being analyzed by the Argentine Antitrust Authority.

On June 16, 2012, IRSA sold to Cabaña Don Francisco S.A. certain Costeros Dique IV´s functional units, to be used for office space, and complementary units to be used for parking. In addition, IRSA assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the Argentine Antitrust Authority as to the need to report such transaction. The Argentine Antitrust Authority resolved that the transaction was exempt from report on May 21, 2014.

On December 7, 2012, IRSA filed with the Argentine Antitrust Authority the adquisition of EHSA, which has the beneficial ownership of 50% of La Rural S.A That company runs an exposition center known as Predio Ferial de Palermo. As of the date of this annual report, the Argentine Antitrust Authority is analyzing the transaction.

Through the issuance of Resolution No. 16,521 dated February 17, 2011 the CNV commenced a summary proceeding against the members of IRSA´s board of directors and its supervisory committee members (all of them at that time, including among others Eduardo S. Elsztain), alleging certain formal errors in the Inventory and Balance Sheet Book, specifically the failure by the Company to comply with certain formalities in the presentation of a table included in the Memoria (Annual Report); arising from an investigation carried out by the CNV in October 2010. Applicable law requires that the corrections of any errors in the Annual Report include a legend identifying each error and the way in which it was corrected, including insertion of the holographic signature from the chairman of the board. In this case, IRSA first corrected the mistake and after the request from the CNV included the legend and the holographic signature of the chairman, required by the relevant formalities.

IRSA´s response to the CNV’s allegations containing the arguments for the defense was filed in March 2011 and the first hearing was held in May 2011. In April, 2013, the CNV imposed (as a result of the aforementioned alleged charge) a fine on the members of IRSA´s board of directors and its supervisory committee members. The fine imposed by the CNV amounts to Ps. 270,000 equivalent to US$ 49,632 and it was imposed to IRSA and the members of the board together. The amount of the fine demonstrates the immaterial nature of the alleged violations. Even though the fine was paid, in April 2013, IRSA appealed such resolution, which is still ongoing in Court Room No. IV of the National Chamber of Appeals in Federal Administrative Procedures (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

For more information see “Item 3(d). Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future”.

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

Year	Total Dividend	Dividend per Common Share (1)
	(in million of Ps.)	(in Ps.)
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026
2008	20.0	0.040
2009	60.0	0.121
2010	—	—
2011	69.0	0.138
2012	63.8	0.149
2013	120.0	0.242
2014	120.0	0.242

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

B. SIGNIFICANT CHANGES

Annual Shareholders’ Meeting

Our annual shareholders’ meeting will be held on October 31, 2014, in order to consider and approve, among others, the following matters: (i) Consideration of the documents set forth in Section 234, subsection 1 of Act No. 19,550 for fiscal year ended June 30, 2014, (ii) Consideration of the results for the year ended June 30, 2014, (iii) Consideration of allocation of shares, (iv) Consideration of Share Repurchase Plan and ADRS issued by us, (v) Consideration of the duties carried out by the members of the Board of Directors and the Supervisory Committee, (vi) Determination of the number and election of directors and alternate directors and the Supervisory Committee, (vii) Update report on the Medium and Long Term Incentive Plan.

Item 9. The offer and listing.

A. OFFER AND LISTING DETAILS

Stock Exchanges in which our securities are listed

Our common shares are listed on the BASE under the trading symbol “CRES” and on NASDAQ under the trading symbol “CRESY.” As of June 30, 2014 our outstanding capital stock consisted of 501,562,730 common shares, Ps.1.00 par value per share ; assuming full exercise of all outstanding warrants our capital stock would be increased to 563,915,284 common shares.

As of that date of this annual report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non assessable. As of June 30, 2014, there were approximately 1,688 holders of our common shares.

In March 2008 we concluded our capital increase of 180 million common shares. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps.5.0528 per share were fully subscribed, both locally and internationally, increasing our outstanding capital to 500,774,772 common shares.

In addition, each shareholder received, without additional cost, one warrant for each share subscribed, entitling the holder thereof to acquire 0.33333333 new shares at US$ 1.68 each, i.e. 180 million warrants were granted entitling the holders thereof to purchase an aggregate of 60 million additional shares at the above mentioned price. The warrants expire on May 22, 2015 and are listed on the BASE with the symbol “CREW2”, and they are also listed on NASDAQ with the symbol “CRESW”. Funds obtained from increasing capital, net of issuance expenses, amount to Ps.881.1 million, while the tax effect of issuance expenses amounted to Ps.9.9 million. Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

On December 29, 2009, we reported that due to the pro rata allotment of our shares among our shareholders, made on November 23, 2009, the terms and conditions of the warrants were modified, in that sense the

•	Ratio previous to the allotment: which was: 0.33333333;
•	Was changed to: 0.35100598. Additionally the warrant exercise price per new share to be issued: was modified to US$1.5954.

On August 28, 2013,we reported that due to the cash dividend paid on November 30, 2012, the warrant exercise price was further increased to 0.36727981, therefore, the new exercise price after the aforementioned allotment is US$1.5247. The other terms and conditions of the warrants remained unchanged.

As of June 30, 2014, 2,360,423 warrants had been exercised, which resulted in the issuance of 787,958 shares of common stock. As of the aforementioned date there were 177,639,577 warrants outstanding.

Price history of our stock on the Buenos Aires Stock Exchange and NASDAQ

Our common shares are traded in Argentina on the BASE, under the trading symbol “CRES.” Since March 1997, our ADRs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADRs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the BASE for the first quarter of 2009 through October 27, 2014. The table below also shows the high and low daily closing prices of our ADRs in U.S. dollars and the quarterly trading volume of our ADRs on the NASDAQ for the first quarter of 2012 through October 27, 2014. Each ADR represents ten common shares.

	BASE			NASDAQ
	Share Volume	Price Per Share (Ps.)		ADS Volume	US$ per ADS
		High	Low		High	Low
Fiscal Year 2012
1st Quarter	812,635	7.03	5.30	5,037,399	16.68	10.82
2nd Quarter	644,629	5.95	4.68	5,890,807	12.32	10.27
3rd Quarter	609,305	6.90	5.33	10,708,801	13.53	11.33
4th Quarter	1,328,881	6.45	4.45	15,006,469	12.20	6.94
Annual	3,395,450	7.03	4.45	36,643,476	16.68	6.94
Fiscal Year 2013
1st Quarter	1,324,543	5.87	4.83	6,183,866	8.90	7.43
2nd Quarter	644,473	5.80	4.95	3,520,607	8.58	7.88
3rd Quarter	1,376,099	8.10	5.70	6,124,332	9.77	8.38
4th Quarter	1,299,335	8.30	5.75	5,946,018	9.72	7.12
Annual	4,644,450	8.30	4.83	21,774,823	9.77	7.12
Fiscal Year 2014
1st Quarter	2,178,046	8.30	5.70	5,589,075	8.83	7.23
2nd Quarter	2,188,815	11.10	7.95	5,872,993	11.64	8.66
3rd Quarter	1,022,808	11.20	8.60	3,422,480	9.98	8.47
4th Quarter	2,459,599	14.15	9.16	6,982,485	13.05	9.11
Annual	7,849,268	14.15	5.70	21,867,033	13.05	7.23
Fiscal Year 2015
1st Quarter	1,688,010	16.45	12.00	5,524,817	14.24	10.70
July 2014	417,155	14.35	12.00	2,298,839	14.24	12.18
August 2014	332,086	15.30	13.10	1,845,922	13.19	11.16
September 2014	938,769	16.45	14.00	1,380,056	11.95	10.70
October 27, 2014	1,203,008	15.80	13.30	714,407	10.95	9.85

Source: Bloomberg

As of June 30, 2014 the outstanding ADRs represented 46,487,305 ADSs (equivalent to 464,873,052 common shares or 92.68% of our total common stock capital).

B. PLAN OF DISTRIBUTION

This item is not applicable.

C. MARKETS

Argentine Securities Markets

In December 2012 the Argentine government has enacted a new Capital Markets Law, which sets out the rules to govern capital markets, its players, and the securities traded therein subject to the CNV regulation and monitoring.

On September 5, 2013, the CNV has enacted the Standards of the Comisión Nacional de Valores,  by virtue of which it regulates the new provisions of the Capital Markets Law for issuers of securities, in regard to the initial public offering and reporting duties.

Almost all the provisions of the former Executive branch Decree No. 677/2011 (the “Transparency Decree”) have been incorporated in the Capital Market Law and in the Standards of the Comisión Nacional de Valores. The Capital Market Law provides rules and provisions guided by the following goals and principles:

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

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in Capital Market Law, and the Standards of the Comisión Nacional de Valores among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministerio de Economía y Finanzas Públicas (Ministry of Economy and Public Finance), which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Market Law.

The CNV supervises and regulates the authorized markets in which the securities and the collective investment products are traded, the corporations authorized in the public offer regime, and all the other players authorized to operate in the public offer regime, as the registered agents, the trading agents, the financial advisors, the underwriters and distributors, the brokers, the settlement and clearing agents, the managers of collective investment products, the custodians of collective investment products, the collective depositories, and the risk rating agencies, among others. Argentine institutional investors and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated mainly by the Argentine Central Bank.

 Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with IFRS (excluding financial institutions under the supervision of the Argentine Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

In Argentina, debt and equity securities traded on an exchange must, unless otherwise instructed by their shareholders, be deposited with  a Central Securities Depository, in Argentina. Currently the only depositary authorized to act in accordance with the Capital Market Law and Standards of the Comisión Nacional de Valores is Caja de Valores S.A. a corporation owned by the BASE, the Mercado de Valores de Buenos Aires (the “MERVAL”) and certain provincial exchange, and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before the enactment of the Capital Markets Law and the Standards of the Comisión Nacional de Valores there were 12 securities exchanges in Argentina, which were located in the City of Buenos Aires, Bahía Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fe, and Tucumán. Six of these exchanges (the BASE, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fe) had affiliated stock markets in accordance with the requirements of Law No. 17,811 which was derogated by the Capital Marets Law.

Pursuant to the new Capital Markets Law, the CNV has authorized 9 stock markets since September 2014, which are: Mercado Abierto Electrónico S.A., Mercado a Término de Buenos Aires S.A., Mercado a Término de Rosario S.A., Mercado de Valores de Buenos Aires S.A., Mercado de Valores de Córdoba S.A., Mercado de Valores de Mendoza S.A., Mercado de Valores de Rosario S.A., Mercado de Valores del Litoral S.A. and Mercado Federal de Valores S.A.

The principal exchange for the Argentine securities market under the previous legislation was the BASE. Under the new Capital Markets Law the BASE has been authorized to operate as qualified entity, under the appointment of the MERVAL. As a result of the foregoing, we estimate that the MERVAL will be the principal exchange market in Argentina in which the securities will be listed.

The MERVAL is a corporation consisting of 134 shareholders who used to be the sole and exclusive individuals or entities authorized to trade in the BASE, either as principals or agents, before Law. 26.831 became into force. Since then, all agents registered and authorized to act as intermediaries by the CNV will be able to trade in any securities exchange, including the BASE as long as they obtain a membership of such stock exchange, not applying any longer the requirements to be a shareholder of such stock exchange.

The securities that may be listed on the MERVAL are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The MERVAL is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the CNV. Furthermore, the MERVAL works very closely with the CNV in surveillance activities.

Another relevant exchange of the securities market in Argentina is the Mercado Abierto Electrónico S.A. (“MAE”), which was recently authorized to operate by the CNV under the new regulations of the Capital Markets Law. The MAE works as an electronic platform to process Over the Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

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

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets; however, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation.

Acording to theinformation regarding the Argentine Institute of Capital Markets:

	As of June 30,
	2014	2013
Market capitalization (Ps. billion)	3,958	2,464
Average daily trading volume (Ps. million)	200,5	43,9
Number of listed companies	104	106

As of June 30, 2014, approximately 104 companies had equity securities listed on the BASE.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 29.22% decrease in 2011, a 15.9% increase in 2012, a 4.27% increase in 2013, a 52.9% accumulated increase in the first six months of 2014 . In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the public registry of commerce referred to as the Registro Publico de Comercio, and published in the Boletín Oficial. Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceed 50% of capital. As of june 30, 2014 our share capital consisted of 501,562,730 common shares.

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

Preemptive Rights and Increases of Share Capital

Pursuant to our by-laws and Argentine Corporation Law No. 19,550, in the event of an increase in our share capital, each of our existing holders of our common shares has a preemptive right to subscribe for new common shares in proportion to such holder’s share ownership. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will be entitled to accretion rights based on the number of shares they purchased when they exercised their own preemptive rights. Rights and accretion rights must be exercised simultaneously within 30 days following the time in which notices to the shareholders of a capital increase and of the rights to subscribe thereto are published for three days in the Boletín Oficial and a widely circulated newspaper in Argentina. Pursuant to the Argentine Companies Law, such 30-day period may be reduced to 10 days by a decision of our shareholders adopted at an extraordinary shareholders’ meeting (asamblea extraordinaria).

Additionally, the Argentine Corporation Law permits shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria) to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of we require such action and, additionally, under the following specific conditions:

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

Ownership Restrictions

The Comisión Nacional de Valores (“CNV”) regulations require that transactions that cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly listed, should notify the CNV on a monthly basis, of their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

Holders of more than 50% of the common shares of a company or who otherwise have voting control of a company, as well as directors, officers and members of the supervisory committee, must provide the CNV with annual reports setting forth their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

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

Law  No. 26.831 establishes that a person or entity wishing to acquire a “significant holding” (“participaciones significativas”) shall be required to launch a mandatory tender offer.

A mandatory tender offer will not be required in those cases in which the purpose of the acquisition of the “significant holding” is not to acquire the control of a company.

The CNV defines a “significant holding” as holdings that represent an equal or a higher percentage than 15% and 51% of the voting shares as the case may be.

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

The Law No. 26,831 provides for other circumstances under which our company, as a corporation whose shares are publicly listed, can repurchase our shares. The following are necessary conditions for the acquisition of our shares:

•	the shares to be acquired shall be fully paid,
•
there shall be a board of directors’ resolution containing a report of our supervisory committee and audit committee. Our board of director’s resolution must provide the purpose of the acquisition, the maximum amount to be invested, the maximum number of shares or the maximum percentage of capital that may be acquired and the maximum price to be paid for our shares. Our board of directors must give complete and detailed information to both shareholders and investors,

•
the purchase shall be carried out with net profits or with free or optional reserves, and we must prove to the CNV that we have the necessary liquidity and that the acquisition will not affect our solvency,

•
under no circumstances may the shares acquired by our company, including those that may have been acquired before and held by us as treasury stock, be more than 10% of our capital stock or such lower percentage established by the Comisión Nacional de Valores after taking into account the trading volume of our shares.

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
•
in either case, the CNV can require that the acquisition be carried out through a public offering if the shares to be purchased represent a significant percentage in relation to the mean traded volume.

•
Regulationof the CNV as amended, provides general requirements that any company must comply with in the case of the acquisition of its shares under the Corporations Law or under the Law No. 26,831. The acquisition of its shares by a company must be:

•	approved by a resolution of the board of directors with a report of its supervisory committee,
•	notice must be given to the CNV with the expression of the motives of the decision,
•	be carried out with net profits or free reserves from the last financial statements and approved by the board of directors,
•	the board of directors has to prove to the CNV, that the company has the necessary liquidity and that the acquisition does not affect its solvency,
•	all shares acquired by the company, including those that may have been acquired before and held by it as treasury stock, may not exceed 10% of its capital stock.

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

On the shareholders’ meeting held on October 31, 2012, our shareholders decided to amend the Section XVII of the by-laws in order to modify the quorum and majorities of the remote board meetings.

C. MATERIAL CONTRACTS

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the Related Party Transactions, the Recent Developments and Our Indebtedness sections.

D. EXCHANGE CONTROLS

Foreign Currency Regulation

All transactions involving the purchase and sale of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Argentine Central Bank supervises the purchase and sale of foreign currency. Under Executive Branch Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Argentine Central Bank. Under Communication “A” 3471, as amended, the Argentine Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

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

Communication “A” 4377, amended by Communication “A” 4762, 4933 and 5532, exempted from keeping the 30% mandatory deposit the following transactions:

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

With respect to item v), there are some requirements aiming to comply with the accurate capitalization of the direct investment contribution regarding the actual capitalization and registration of the contribution with the Public Registry of Commerce in a term of 540 calendar days, otherwise, the mandatory deposit shall be made within 10 calendar days. This term shall be considered as from the date in which the local company resolves not to accept the contribution and/or the rejection and/or suspension thereof.  Regarding the sale of interest in the capital stock of a local company by a direct investor, it shall be required the filing of the sale and purchase agreement or the public offer of acquisition, as the case may be. Within 20 business days of the settlement of the transaction through the MULC, it shall be required the filing of the registration of the amendment to the by-laws with the Public Registry of Commerce or a legalized copy of the Ledger Book, depending on the type of company (corporation or limited liability company).

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

As result of the enactment of Communication “A” 5604 dated on October 8, 2014, direct investments made by non residents to local companies, shall be maintained in local account in foreign currency from October 9 until December 30, 2014 to the extent such funds comply with the provisions set forth in item 2.7. of Communication “A” 5526 as it is mentioned below.

Obligation for the settlement of funds through the MULC.

General rules. Exports.

Pursuant to Executive Decree No. 1606/2011 any foreign currency derived from foreign trade must be settled through the MULC.

Pursuant to Communication “A” 5300, as amended, within 15 business days as of the date of the disbursement of the funds abroad, corresponding to the payment of exportation of goods, advance payments of exports and pre financing loans for exports, such funds must be settled through the MULC. In all cases, the due date for the settlement of the funds derived from exports shall be the shortest time between 15 business day and the date applicable to the specific good according to the current rules. Such funds shall be credited in a local bank account duly opened in favor of the client.

In connection with the funds which were disbursed in bank accounts abroad, for the same concept referred to in the paragraph above, the due date for the transfer of such funds to a representative account of a local bank entity is 10 business days.

According to several regulations enacted by Argentine Central Bank, it is allowed the application of payment for exports abroad for the cancellations of exporter’s debt in the following cases:
a. advance payments and prefinancing loans for exports.
b. financing of local new investment projects for the increase of production of exportable goods or  importation substitutes, among others.
c. other financial indebtedness for bonds offering abroad and financial loans granted by foreign banks.
d. financial indebtedness with local financial entities to the extent the term (no less than 10 years), an average term (no less than 5 years) and interest rate (up to a 100 b.p. over labor 180 days) has been accomplished.

Services

Communication “A” 5264 set forth that the payments in foreign currency received by residents for the export of services and payment of losses for insurance policies hired with non residents under the applicable rules must be settled through the MULC within fifteen business days as of its collection abroad or locally or its deposit in foreign bank accounts.

Such funds are exempted to be settled through the MULC to the extent such exemption is actually contemplated in the foreign exchange regulations and such amounts are applied for the cancellation of foreign financial indebtedness.

Outflow of capital, including the availability of cash or cash equivalents

Exchange Transactions Inquiry Program

On October 28, 2011, the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, “AFIP”) established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the Argentine Central Bank to deal in foreign exchange must inquire and register through an IT system the total peso amount of each exchange transaction at the moment it is closed.

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

On December 20, 2012, Resolution No. 3421 replaced Resolution No. 3356, both enacted by AFIP. The latest one sets forth an unified registration system to be fulfilled for the access to the foreign exchange market, in particular for the outflow of funds made by residents or non residents, in whichever purpose or destiny. Such resolution is related with Communications “A” 5245.

Financial Indebtedness

In accordance with Communication “A” 5265, as amended by Communication “A” 5604 (as of July 10, 2014) the transactions arising from financial indebtedness of the financial sector, private non-financial sector and local governments must be settled in the foreign exchange market.

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

The primary issuance of publicly securities traded in self regulated markets is exempted of the foregoing provisions.

On October 8, 2014, the Argentine Central Bank issued Communication “A” 5643 through which the conditions established in item 2.7. of the Communication “A” 5526 related to the purchase of foreign currency for the formation of off-shore assets by residents, shall be applied to the financial indebtedness from October 9, 2014 until December 30, 2014. The inflow of funds through this channel shall be subject to provisions set forth in Decree 616/2005, meaning that mandatory deposit of 30% shall apply. Nevertheless, it shall be considered the final destination of the funds that are exempted from such mandatory deposit (i.e. financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non financial assets by the private sector). By this regulation, the funds may be maintained in local account in foreign currency during the term authorized thereof.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

On January 27, 2014, the Argentine Central Bank enacted Communication “A” 5526 which abrogated item II of Communication “A” 5318 (as of July 5, 2012) rule that, in turn, had suspended item 4.2. of Communication “A” 5236 (as of October 27, 2011) related to the purchase of foreign currency for the formation of off-shore assets by residents.. Communication “A” 5526, by entirely replacing item 4 of Communication “A” 5236 (which regulated the outflow of funds for the formation of off-shore assets for subsequent allocation without specific purposes to individuals who were Argentine residents, legal entities organized in Argentina and trust set up with contributions from the national public sector), made void the restrictions to the foreign exchange market to individuals who are residents, allowing them to purchase foreign currency as savings based on the income declared with the AFIP, prior to a validation system to be accomplished by such individuals. Additionally, the referred rule rearranged and, therefore replaced Annex to Communication “A” 5236.

On July 10, 2014, through Communication “A” 5604, the Argentine Central Bank made some additional changes to Communication “A” 5526, including the item 2.7., setting forth that new bond offerings and debt instruments issued under public offering procedure and listed on self regulated markets by local governments and /or private non-financial sector, that may be considered as external issuance, it shall be allowed the access to the foreign exchange market for the purchase of foreign currency to be deposited in local financial institutions (in a fixed term or special foreign currency account), simultaneously to the settlement of the funds received for the acquisition of such bonds or debt instruments abroad. Such permit shall be made for up to a 90% of the funds settled through the foreign exchange market and for a term of 180 calendar days. At least 80% of such funds must be applied to any future needs of net foreign currency required by the company involved. After the due date of 180 calendar days established by the Communication, the funds that had not been used, must be settled through the foreign exchange market within 10 business days. The referred funds shall not be subject to the mandatory deposit of 30% regulated by Communication “A” 4359, as amended.

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14, 2012) and Communication “A” 5604, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

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

Payment of rents (interest, profits and dividends)

As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Argentine Central Bank. Such Communication was replaced by Communication “A” 5264, amended by Communication “A” 5377.

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

Payment of foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Argentine Central Bank and which have restructured their debt with foreign creditors (Executive Branch Decree No. 739/2003 and Communication “A” 3940 of the Argentine Central Bank).

In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are subject to regulations set forth by Communications “A” 5265 as of January 3, 2012.

The sale of foreign currency for the payment of financial indebtedness must be made through check issued by the resident or debit to the resident local bank account. The financial entity must verify that the reporting system has been complied with in accordance with Communication “A” 3602. Additionally, the payment may only proceed if the funds disbursed remain in Argentina for at least 365 calendar days, in accordance with Executive Branch Decree N° 616/2005.

Interest payments: Pursuant to Communication “A” 5264, item 3.7., recently modified by Communication “A” 5604 on July 10, 2014 (after several amendments since its issuance), the access to the MULC for the purchase of foreign currency to pay interests for financial indebtedness may be made:

a. Up to 10 business day prior to the due date of each interest installment and to pay interest accrued within such interest period;

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

Principal Repayments and Prepayments: Pursuant to Communication “A” 5265, amended by Comnunication “A” 5604 (enacted on July 10, 2014) foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

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

d. with the anticipation of more than 10 business day –partially or full- to the extent the minimum term of 365 days as of the disbursement of the funds has been accomplished and the prepayment is fully offset with the inflow through the MULC of new external financial with international entities and their agencies, official credit entities and financial entities from abroad, to the extent that such cancellation implies a condition for the new indebtedness and/or for the new bond offerings and debt instruments issued under public offering procedure and listed on self regulated markets, that may be considered as external issuance. In each case, it is a condition: (a) the average term of the new indebtedness is higher than the average term of the outstanding debt that it is prepaid considering both capital and interest, and (b) it may not imply an increase in the present value of the indebtedness for the debtor.

Direct Investment Reporting System

Direct Investments made in Argentina by nonresidents

Under Communication “A” 4237, the Argentine Central Bank established a reporting system in connection with direct investments and real estate investments made by nonresidents in Argentina and by residents abroad.

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

Sales of foreign exchange to nonresidents

The consent of the Argentine Central Bank is not required, unless the following conditions are met:

A. evidence is given that a smaller amount of foreign currency than the one intended to be purchased previously entered through the MULC during the nonresident’s period of stay in Argentina;

B. the original foreign exchange certificate through which the foreign currency entered is produced;

C. an equivalent to US$ 5,000 per client and per period of stay in Argentina is not exceeded.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of Executive Branch Decree 616/2005, Resolution No. 365/2005 of the Ministry of Economy and Production and Criminal Exchange Law No. 19,359, as well as the relevant regulations and supplementary provisions. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Argentine Central Bank (http://www.bcra.gob.ar).

Money Laundering

Argentine Law No. 25,246, as amended by Laws No. 26,118, 26,268 and 26,683, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (AR$300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The money laundering law created the UIF. UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

a) Crimes related to the traffic and illegal commercialization of drugs (Law No. 23,737)

b) Crimes related to arms traffic (Law No. 22,415);

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

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Argentine Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint a officer responsible for the monitoring and control under the Money Laundering Law.

On May 8, 2009, and in its capacity as obliged subject under the rules enacted by UIF, the CNV issued Resolution No. 554 which incorporated within the exchange market many provisions aimed at comply with money laundering prevention pursuant to Law 25,246, as amended. In that regard, such resolution established that any entity subject to the supervision of CNV could only take part in securities transactions if they were ordered by parties that were registered or domiciled in jurisdictions not included in the list of tax havens detailed in Executive Branch Decree No 1344/98. Furthermore, the Resolution provided that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, were allowed only if such agency has signed a memorandum of mutual understanding with the CNV.

On February 2, 2012, Resolution No. 554 was replaced by Resolution No. 602 so as to adapt and complement the instructions issued by UIF applying to the entities under the supervision of CNV, including some payment modalities and control proceedings for the reception and deliver of funds to the clients, fixing amounts and instruments to be used. Moreover, such resolution updated the reference to the Executive Branch Decree which referred to tax havens (No. 1,037).

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derive from the enactment of Law No. 26,831, which approved a new regulatory regime for the public offer of securities, CNV issued a new re-arranged text of its rules. By Resolution No. 622/2013, CNV incorporates a new chapter of Money Laundering and Terrorist Financing including dispositions related to the fulfillment of duties to be complied by “Agentes de Negociación”, “Agentes de Liquidación y Compensación”, “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva”, considered as obliged subject under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are obliged to comply with any provision arising from Law No. 25,246 and its amendments, regulations enacted by UIF, including decrees of National Executive Power with reference to the decisions adopted by the United Nations Security Council, in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de custodia de productos de inversión colectiva (Sociedades Depositarias de Fondos Comunes de Inversión”); “Agentes de corretaje”, “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Those subjects must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, it must be informed the personal data of the “Compliance Officer” (both regular and alternate).

The CNV regulations provide that the subjects under their jurisdiction, may only take action to transactions in the scope of public offering of securities, stipulated, future or optional contracts of any nature and other instruments and financial products when made or directed by registered, domiciled or domestic subjects or those who reside in dominions, jurisdictions, territories or associated states that appear included in the list of cooperating countries provided in article 2º, subsection b) of executive branch Decree 589/2013.

When those subjects are not included in the referred list and, in their origin jurisdictions,  are only registered intermediates of an entity subject to control and supervision of a body who fulfills similar duties such as the CNV, the transactions shall only have effect provided that the body in their origin jurisdiction has signed a memorandum of understanding, cooperation and exchange of information with the CNV.

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

For a more exhausted analysis of the money laundering regime in effect at this date, Investors are recommended to consult with their legal advisors and read title XIII of the second book of the Argentine Penal Code and the regulations issued by the UIF, in which case the enquirer will be able to view on the website of the Ministry of Economy and Public Finance, in the legislative information section: www.infoleg.gov.ar and/or the UIF website www.uif.gov.ar and/or on the CNV website www.cnv.gob.ar.

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

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs representing such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the NASDAQ), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

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

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company Rules” below, upon the sale, exchange or other disposition of common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the common shares or ADSs, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the common shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company Rules

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2014, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

If we are a PFIC for any taxable year during which you hold our common shares or ADSs and any of our non-United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the common shares of the lower tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Consequently, the mark-to-market election may be available to you with respect to the ADSs because the ADSs are listed on the NASDAQ, which constitutes a qualified exchange under the regulations, although there can be no assurance that the ADSs will be regularly traded. You should note that only the ADSs and not the common shares are listed on the NASDAQ. The common shares are listed on the BASE. Consequently, the BASE would need to meet the trading, listing, financial disclosure and other requirements of the United States Treasury regulations. The ADSs or common shares would also need to be regularly traded on such exchanges in order for the ADSs or common shares to be potentially eligible for the mark-to-market election.

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

A United States Holder who owns common shares or ADSs during any year that we are a PFIC must generally file IRS Form 8621.

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

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the common shares or the ADSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina, (iv) a permanent establishment in Argentina of a foreign entity and (v) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this filing, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income tax

Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several amendments to Income Tax Law No. 20,628 in connection with, among others,  the taxation of dividend distributions and gains derived from transfers of shares and other securities, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of shares or ADSs.

On February 7, 2014, the Executive Branch issued Decree No. 2,334/13, which regulates Law No. 26,893.

The changes introduced by Law No. 26,893 are effective as from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation of Dividends

Until Law No. 26,893 became effective, dividends, whether in cash, in shares or in kind, approved by our shareholders were not subject to income tax withholding except for the application of the “Equalization Tax” described below.

 As from the effectiveness of Law No. 26,893, dividends are subject to an income tax withholding (the “Dividend Tax”) at a 10% rate on the amount of such dividends in respect of both Argentine and non-Argentine resident shareholders. However, dividends received by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) are not subject to the 10% tax .

Notwithstanding the foregoing, according to Argentine law, and irrespective of the 10% tax mentioned in the previous paragraph, an additional income tax withholding will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends (the “Equalization Tax”). The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law.  Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Dividend distributions made in kind (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares are neither subject to Dividend Tax nor to Equalization Tax.

In case both the Dividend Tax and the Equalization Tax apply, the latter shoud be applied first and then the 10% rate of the Dividend Tax should be applied on the remaining amount of dividends (i.e. the effective rate of both taxes on dividends would be 41.5%). Certain tax treaties contemplate the application of a ceiling tax rate on dividends (i.e. 10% on gross dividends).

Taxation of Capital Gains

As from the effectiveness of Law No. 26,893 income from sale, exchange, disposition or transfer of shares or ADSs is subject to income tax, irrespective of the person that obtains such income, exception made of transactions made by resident individuals involving shares and other securities that are listed on securities exchanges or markets and/or authorized to be offered to the public.

Resident individuals

Capital gains obtained by resident individuals from the sale of shares and other securities  are subject to income tax at a 15% rate on net income, unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The amendments introduced by the implementing Decree No. 2,334/13 state that the exemption includes income derived from the sale of shares and other securities made through a stock exchange market duly authorized by the CNV. It is not clear whether the exemption also includes securities traded through a stock exchange market duly authorized by the CNV (i.e. in addition to publicly offered securities), or whether the exemption only includes securities made through a stock exchange market duly authorized by the CNV. Certain qualified tax authorities publicly held the latter opinion in tax conferences.

Losses arising from the sale, exchange or other disposition of shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of shares  are subject to income tax, as the abovementioned exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of shares would be subject to Argentine income tax at a  15% rate on the net capital gain or at a 13.5% rate on the gross price. The buyer of the shares, whether Argentine resident or not, will be under the obligation to withhold the tax due by the seller and pay it to the Argentine tax authorities, although the Argentine tax authorities have not implemented any mechanism to make such withholding and payment yet.

Notwithstanding the above, based on certain tax precedents, there may be support to argue that gains obtained by a non-resident from the disposal of ADSs should be regarded as foreign source income and, therefore, not subject to Argentine income tax. As this is a controversial issue, further analysis is required.

Argentine entities

Capital gains obtained by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to income tax at the rate of 35%.

Losses arising from the sale, exchange or other disposition of shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF SHARES AND ADSs.

 Value Added Tax

The sale, exchange, disposition, or transfer of common shares or ADSs is not subject to Value Added Tax.

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

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2013. There can be no assurance that in the future this tax will be absorbed by us.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, “IGMP”)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps.200,000. Nevertheless, common shares and ADSs issued by entities subject to such tax are exempt from the IGMP.

            Gross Income Tax

             The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale, exchange or other disposition of common shares or ADSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

There is no gross profit tax withholding system applicable to the payments made to foreign beneficiaries.

            Stamp Tax

            The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain provincial jurisdiction or outside a certain provincial jurisdiction but with effects in such jurisdiction; therefor, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the common shares or ADSs, executed in those jurisdictions, or with effects in those jurisdictions.

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of shares which public offering is authorized by Comisión Nacional de Valores is exempt from this tax.

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

The tax law and its regulations provide several exemptions to this tax. For example, it does not apply to entities recognized as exempt from income tax, to debits and credits relating to salaries, to retirement and pension emoluments credited directly by banking means and withdrawals made in connection with such credits, to credits in checking accounts originated from bank loans, and to transfers of checks by endorsement.

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

Notwithstanding the foregoing, at the provincial level, the Province of Buenos Aires passed Law No. 14,044 whereby it imposed a tax on free  transmission of assets, effective as from January 1, 2011, whose basic features are as follows:

•
The tax on free transmission of assets is applicable to any enrichment resulting from transmissions made for no consideration, including: inheritances, legacies, donations, inheritance advance payments or any other event that implies a gratuitous monetary enrichment.

•	The tax is payable by individuals and legal entities that are beneficiaries of a free transmission of assets.
•
For taxpayers domiciled in the Province of Buenos Aires, the tax  is levied on  the total amount of the gratuitous enrichment, in respect of property situated both in and outside of the Province of Buenos Aires. Instead, for taxpayers domiciled outside of the Province of Buenos Aires, the tax  is levied only on the gratuitous enrichment resulting from the transmission of such property as is situated within the Province of Buenos Aires.

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

•
Free transmissions of assets are exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than $ 60,000 and it rises to $250,000 in the case of parents, children and spouse.

•	Step-up rates from 4% to 21.925% have been established, based on the degree of kinship and taxable base involved.

The gratuitous transmission of common shares or ADSs could be subject to the tax on free transmission of assets to the extent that it forms part of gratuitous transmissions of property made for an aggregate amount in excess of $ 60,000, excluding deductions, exemptions and exclusions.

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2014 for an amount of US$626,815, net of taxes.

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

Item 14. Material modifications to the rights of security holders and use of proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15.	Controls and Procedures
A.	Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow our management to make timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2014. Based upon this evaluation, our Management concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were not effective because management identified a material weakness in our internal control over financial reporting related to the accounting for derivative financial instruments derived from non-routine, complex contractual provisions related to an acquisition of an associate, as further described below.

B.	Management´s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our Internal Control over Financial Reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with International Financial Reporting Standards.

Because of its inherent limitations, Internal Control over Financial Reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in Internal Control over Financial Reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (1992). Because of the material weakness described below related to the Company’s accounting for derivative financial instruments derived from non-routine, complex contractual provisions related to an acquisition of an associate, management concluded that the Company did not maintain effective Internal Control over Financial Reporting as of June 30, 2014, based on the criteria set forth in the COSO Framework.

Management did not maintain effective controls over the Company’s accounting for derivative financial instruments derived from non-routine, complex contractual provisions related to an acquisition of an associate. Specifically, controls over the interpretation, analysis and accounting of significant, non-routine, complex contractual provisions, did not operate effectively as of June 30, 2014 which, as a result, impacted the accuracy of the derivative liability and financial results accounts. This control deficiency, caused principally by inadequate staffing and technical expertise at the subsidiary level, resulted in the restatement of the Company’s statutory financial statements as of and for the year ended June 30, 2014 originally issued on September 8, 2014. The Company filed restated statutory financial statements as of and for the year ended June 30, 2014 with the Comisión Nacional de Valores (the “CNV”), the local Argentine regulatory authority, on October 22, 2014. Management has concluded that this specifically identified control deficiency with respect to derivative financial instruments derived from non-routine, complex contractual provisions related to an acquisition of an associate constitutes a material weakness. Additionally, this control deficiency could result in a misstatement of the (aforementioned account balances or disclosures) that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

Background and Remediation Plan

Subsequent to the issuance and filing of the statutory financial statements with the CNV, and as part of the reporting process for the Annual Report on Form 20-F, our management discovered an error in the interpretation and accounting for certain terms and conditions of the various and complex contractual agreements signed in relation to the acquisition of the associate IDBD by Dolphin Netherlands, a subsidiary of Dolphin Fund Limited (DFL), an indirect subsidiary of the Company. As per the terms of one specific contract, Dolphin Netherlands committed to purchase future offers of additional IDBD shares by December 31, 2015 and December 31, 2016, at predetermined amounts per share. The existence of this purchase obligation should have triggered specific accounting treatment under IFRS rules related to derivatives that the controls and procedures at the Company’s subsidiary, Dolphin Netherlands, did not effectively identify. The principal factor that contributed to this material weakness was the failure to effectively interpret the impact of significant, non-routine complex contractual clauses associated with the investment in the associate IDBD. The effects of the restatement have been discussed in further detail in Note 2 (ii) to the consolidated financial statements.

We plan to implement a number of steps to remediate the material weakness discussed above and improve its Internal Control over Financial Reporting related to account for derivative financial instruments derived from non-routine, complex contractual provisions. Specifically, the following measures have been recommended by our management to be implemented:

•	hiring additional qualified accounting personnel versed in the technical requirements of IFRS at the subsidiary level to interpret, analyze and account for significant complex contractual provisions;

•	develop a solution to collect and consolidate all material contractual provisions at the subsidiary level to assist in the appropriate evaluation and documentation requirements required by IFRS;

•	institute additional review by management of the Company to confirm proper identification, analysis and implementation of relevant accounting standards going forward; and

•	provide additional training to personnel at both the Company and subsidiaries to better assess and evaluate contractual provisions and the impact of derivative financial instruments.

Management is committed to improving our internal control processes and will develop and present to the Audit Committee a plan and timetable for the implementation of the remediation measures described above and will meet with the Committee to monitor the status of remediation activities. Management believes that the measures described above should remediate the material weakness identified above and strengthen our internal control over financial reporting related to accounting for derivative financial instruments derived from non-routine, complex contractual provisions. As we continue to evaluate and improve our Internal Control over Financial Reporting related to accounting for derivative financial instruments derived from non-routine, complex contractual provisions, additional measures to remediate the material weakness or modifications to certain of the remediation procedures described above may be necessary. We expect to complete the required remedial actions during our 2015 fiscal year.

C. Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (PwC Argentina) -member firm of PricewaterhouseCoopers-, has issued an attestation report on the effectiveness of our Internal Control over Financial Reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

D. Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

A. AUDIT COMMITTEE FINANCIAL EXPERT

In our annual ordinary shareholders’ meeting held on October 31, 2003, the audit committee was unanimously approved. Pursuant to this plan, the board of directors had to appoint the members of the audit committee who hold expertise in corporate administration, finance and accounting.

Our board of directors established an audit committee which would assist the Board in exercising its duty of care on disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with laws, independence and capacity of independent auditors and performance of our internal audit and our external auditors.

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

During the fiscal years ended June 30, 2014 and 2013, we were billed a total amount of Ps. 8.0 million and Ps. 8.2 million, respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended june 30, 2014 and 2013 we were billed a total amount of Ps. 0.1 million and Ps. 1.8 million, respectively, for professional services rendered by our principal accountants for other services related to the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Tax Fees

During the fiscal year ended June 30, 2014 and 2013, we were billed a total amount of Ps. 0.03 million and Ps. 0.1, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2014 and 2013, we were billed a total amount of Ps. 0.8 million and Ps. 0.2 million, respectively, for other fees for professional services rendered by our principal accountants including fees mainly related to special assignments and courses.

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

•           Inform the fees billed by the external auditor, separating the services related to audit services and other special services that could be not included in the audit services previously mentioned.

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

E. PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

On August 26, 2008, our Board of Directors decided to establish a share repurchase plan  (the “2009 Plan”) under the provisions of the former Section 68 of the Law No. 17,811 (as amended by the transparency decree), currently amended and restated by the Capital Markets Law, in order to help reduce the decline and fluctuations of the price of our shares in the market.

During the fiscal year 2009, under the 2009 Plan, we purchased 30,000,000 common shares, for which we paid US$ 21.0 million and Ps.1.7 million, thus fulfilling the terms and conditions of the 2009 Plan. As a result, by the end of the fiscal year 2009 our investment in our own shares amounted to 5.98% of total capital stock.

Period	Total Number of Shares Purchased	Average Price Paid per Share (Ps.)	Total Number of Shares Purchased as Part of the Publicly Announced Plan	Maximum Number of Shares that may yet be purchased under the plan
08/29/08 – 08/31/08	31,000	3.38	31,000	9,969,000
09/01/08 – 09/30/08	2,122,886	3.36	2,153,886	7,846,114
10/01/08 – 10/31/08	9,650,493	2.03	11,804,379	18,195,621
11/01/08 – 11/30/08	5,756,140	2.02	17,560,519	12,439,481
12/01/08 – 12/31/08	4,382,783	2.63	21,943,302	8,056,698
01/01/09 – 01/31/09	2,047,461	2.94	23,990,763	6,009,237
02/01/09 – 02/28/09	2,173,860	2.70	26,164,623	3,835,377
03/01/09 – 03/31/09	563,692	2.61	26,728,315	3,271,685
04/01/09 – 04/30/09	428,052	2.91	27,156,367	2,843,633
05/01/09 – 05/31/09	2,843,633	3.45	30,000,000	-
Total	30,000,000

In addition, during November 2009, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated October 29, 2009, decided to initiate the process of distribution among the shareholders, on a pro rata basis, of 25,000,000 common shares, repurchased under the 2009 Plan. The allotment of shares was calculated over the outstanding capital stock up to October 29, 2009 of Ps. 471,538,610 (0.05301792784 shares per ADR). As a result of the calculation of the allotment, the fractions were settled in cash. 754 shares were not distributed.

On April 11, 2014 our Board of Directors decided to initiate a new shares repurchase plan until the December 31, 2014 (the “2014 Plan”), under the terms of Article 64 of the Capital Markets Law and the rules of the CNV. Such repurchases were made with our liquid and realized profits and free reserves, up to Ps. 200.0 million or up to 5% of our share capital. Until June 30, 2014 we have repurchased 5,585,479 equivalent to 1.11% of share capital, by a total of Ps. 55.5 million.

Period	Total Number of Common Shares Purchased	Average Price Paid per Share	Total Number of ADR’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (1)	Maximum Number of Shares that may yet be purchased under the plan
		(Ps.)		(US$)
17/04/2014 - 30/04/2014	14,700	6.74	59,162	11.18	606,320	18,506,949
01/05/2014 - 31/05/2014	33,537	10.23	171,500	12.11	1,748,537	16,758,412
01/06/2014 - 30/06/2014	100,512	12.81	313,011	12.33	3,230,622	13,527,790
01/07/2014 - 31/07/2014	4,000	13.4	115,111	13.62	1,155,110	12,372,680
01/08/2014 - 31/08/2014	13,657	13.23	142,989	12.28	1,443,547	10,929,133
01/09/2014 - 30/09/2014	-	-	44,918	11.86	449,180	10,479,953
Total	166,406		846,691		8,633,316

(1)	Correspond to the sum of common shares and ADR’s purchased. Each ADR represents 10 common shares.

As a result as of the date of this annual report, the our investment in own shares amounts to 1,72% of total capital stock.

F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

This section is not applicable.

G. CORPORATE GOVERNANCE.

Compliance with NASDAQ listing standards on corporate governance

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporations Law, the Capital Markets Law and the rules of the CNV, as well as by ours by-laws.

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
Rule 5250(d) - Distribution of Annual and Interim Reports.
In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies issue publicly a Spanish language annual report, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the CNV and the stock exchange in which the securities are listed, within 70 calendar days following the close of our fiscal year. Interim reports must be filed with the CNV and the stock exchange in which the securities are listed within 42 calendar days following the close of each fiscal quarter. We provide our shareholders annual and interim financial reports upon request. English language translations of our annual reports and interim reports are filed with the SEC on Form 20-F and Form 6-K, respectively. We also send the English language translation of our annual report and quarterly press releases related to the interim financial and operating results to the CNV which posts them on its website. Furthermore, under the terms of the Deposit Agreement, dated as of March 18, 1997, among us, The Bank of New York Mellon, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York Mellon with, among other things, English language translations of our annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22 Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 5605(b)(1) - Majority of Independent Directors.
In lieu of the requirements of Rule 5605(b)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the rules of the CNV.

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

Rule 5620(b) -- Solicitation of Proxies.
In lieu of the requirements of Rule 5620(b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely published newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the Comisión fiscalizadora, manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

Rule 5630(s) -- Conflicts of Interest
In lieu of the requirements of Rule 5630(a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet,. Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

H. Mine Safety Disclosures
This section is not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-336.

Index to Financial Statements (see page F-1).

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1*	By-laws (Estatutos) of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.
1.2****	English translation of the amendment to the bylaws.
1.3	Amended and restated English translation of the bylaws.
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

4.1*	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.2**	Agreement for the exchange of Corporate Service between we, IRSA and Alto Palermo, dated June 30, 2004.
4.3****	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and Alto Palermo and us, dated August 23, 2007.
4.4*****	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5******	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and Alto Palermo, dated March 12, 2010.
4.6*******	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7********	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9
English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated February 24, 2014.
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

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

/s/ Matias I. Gaivironsky

Matias I. Gaivironsky

Chief Financial Officer

Date:  October 31, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anómina, Comercial, Inmobiliaria, Financiera y Agropecuaria

In our opinion, the accompanying consolidated statements of financial position and the related  consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anómina, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2014 and June 30, 2013, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of June 30, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over the financial reporting related to the accounting for derivative financial instruments derived from non-routine, complex contractual provisions related to an acquisition of an associate existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s report on internal control over financial reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 (ii) to the consolidated financial statements, the Company has restated its 2014 consolidated financial statements to correct an error.

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

PRICE WATERHOUSE & Co. S.R.L.

/s/ Carlos Martín Barbafina (Partner)

Carlos Martín Barbafina

Buenos Aires, Argentina

October 31, 2014

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position (Restated)
as of June 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	June 30, 2014 (Restated)	June 30, 2013
ASSETS
Non-current assets
Investment properties	10	3,454,616	4,171,401
Property, plant and equipment	11	2,381,956	1,841,454
Trading properties	12	132,555	97,828
Intangible assets	13	175,007	218,537
Biological assets	14	444,853	303,128
Investments in associates and joint ventures	8, 9	2,375,339	1,486,862
Deferred income tax assets	28	852,642	179,228
Income tax credit		177,547	198,871
Restricted assets	17	50,897	54,631
Trade and other receivables, net	18	475,349	291,430
Investment in financial assets	19	275,012	253,742
Derivative financial instruments	20	233	25,377
Total non-current assets		10,796,006	9,122,489
Current Assets
Trading properties	12	4,596	11,689
Biological assets	14	195,830	97,564
Inventories	15	439,771	252,376
Restricted assets	17	-	1,022
Income tax credit		19,694	4,779
Assets held for sale	44	1,357,866	-
Trade and other receivables, net	18	1,438,408	1,480,314
Investment in financial assets	19	495,633	385,585
Derivative financial instruments	20	32,897	7,321
Cash and cash equivalents	21	1,002,987	1,047,586
Total current assets		4,987,682	3,288,236
TOTAL ASSETS		15,783,688	12,410,725
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		490,997	496,562
Treasury stock		10,566	5,001
Inflation adjustment of share capital		64,047	64,773
Inflation adjustment of treasury stock		1,378	652
Share premium		773,079	773,079
Cost of treasury stock		(54,876)	-
Share warrants		106,264	106,264
Cumulative translation adjustment		633,607	2,284
Equity-settled compensation		70,028	8,345
Changes in non-controlling interest		(15,429)	(21,996)
Legal reserve		81,616	46,835
Reserve for new developments		17,065	337,065
Special reserve		633,940	695,628
Reserve for the adquisition of securities issued by the company		200,000	-
Accumulated deficit		(1,066,428)	(26,522)
Equity attributable to equity holders of the parent		1,945,854	2,487,970
Non-controlling interest		2,488,932	2,231,096
TOTAL SHAREHOLDERS’ EQUITY		4,434,786	4,719,066

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position (Restated) (Continued)
as of June 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	June 30, 2014 (Restated)	June 30, 2013
LIABILITIES
Non-current liabilities
Trade and other payables	22	216,760	228,267
Borrowings	25	5,315,335	4,189,896
Deferred income tax liabilities	28	470,045	530,263
Derivative financial instruments	20	320,847	2,773
Payroll and social security liabilities	23	5,041	3,984
Provisions	24	220,489	71,626
Total non-current liabilities		6,548,517	5,026,809
Current liabilities
Trade and other payables	22	1,004,180	899,542
Income tax liabilities		73,429	92,182
Payroll and social security liabilities	23	202,546	120,835
Borrowings	25	2,639,491	1,527,390
Derivative financial instruments	20	53,419	8,691
Provisions	24	20,708	16,210
Liabilities held for sale	44	806,612	-
Total current liabilities		4,800,385	2,664,850
TOTAL LIABILITIES		11,348,902	7,691,659
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		15,783,688	12,410,725

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Income Statements (Restated)
for the fiscal years ended June 30, 2014, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Revenues	31	4,604,011	3,528,551	2,859,849
Costs	32	(3,914,592)	(3,120,495)	(2,464,219)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		1,152,653	886,744	700,946
Changes in the net realizable value of agricultural produce after harvest		(17,447)	11,756	2,720
Gross profit		1,824,625	1,306,556	1,099,296
Gain from disposal of investment properties		230,918	177,999	116,689
Gain from disposal of farmlands		91,356	149,584	45,490
General and administrative expenses	33	(533,939)	(346,383)	(320,677)
Selling expenses	33	(352,726)	(279,463)	(200,461)
Other operating results, net	35	(75,008)	98,068	(93,381)
Profit from operations		1,185,226	1,106,361	646,956
Share of (loss) / profit of associates and joint ventures	8.9	(408,651)	(9,818)	2,796
Profit from operations before financing and taxation		776,575	1,096,543	649,752
Finance income	36	288,188	200,857	139,491
Finance cost	36	(2,852,000)	(1,124,746)	(757,497)
Other financial results	36	(10,586)	15,128	48,691
Financial results, net		(2,574,398)	(908,761)	(569,315)
(Loss) / profit before income tax		(1,797,823)	187,782	80,437
Income tax benefit / (expense)	28	389,415	(33,519)	(21,956)
(Loss) / profit for the year		(1,408,408)	154,263	58,481

Attributable to:
Equity holders of the parent		(1,067,880)	(26,907)	(21,329)
Non-controlling interest		(340,528)	181,170	79,810

(Loss) per share attributable to equity holders of the parent during the year:
Basic		(2.15)	(0.05)	(0.04)
Diluted		(i) (2.15))	(i) (0.05))	(i) (0.04))

(i)	Due to the loss for the fiscal years 2014, 2013 and 2012 attributable to equity holders of the parent, there is no diluted effect on this result.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Comprehensive Income (Restated)
for the fiscal years ended June 30, 2014, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
(Loss) / profit for the year	(1,408,408)	154,263	58,481
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	1,284,551	180,908	(231,288)
Currency translation adjustment from associates and joint ventures	(17,410)	1,715	(3,530)
Other comprehensive income / (loss) for the year (i)	1,267,141	182,623	(234,818)
Total comprehensive (loss) / income for the year	(141,267)	336,886	(176,337)

Attributable to:
Equity holders of the parent	(436,557)	65,647	(103,268)
Non-controlling interest	295,290	271,239	(73,069)

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity (Restated)
for the fiscal years ended June 30, 2014, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Cost of Treasury Stock	Share warrants	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Reserve for the adquisition of securities issued by the compay	Accumulated deficit	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of June 30, 2013	496,562	5,001	64,773	652	773,079	-	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	-	(26,522)	2,487,970	2,231,096	4,719,066
Loss for the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,067,880)	(1,067,880)	(340,528)	(1,408,408)
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	631,323	-	-	-	-	-	-	631,323	635,818	1,267,141
Total comprehensive income / (loss) for the year	-	-	-	-	-	-	-	-	-	631,323	-	-	-	-	-	(1,067,880)	(436,557)	295,290	(141,267)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2013:
- Legal reserve	-	-	-	-	-	-	-	-	-	-	-	34,781	-	(34,781)	-	-	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	(26,907)	-	26,907	-	-	-
- Cash dividends (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	(120,000)	-	-	-	(120,000)	(134,432)	(254,432)
Equity-settled compensation (Note 27)	-	-	-	-	-	-	-	-	-	-	62,742	-	-	-	-	-	62,742	16,429	79,171
Changes in non- controlling interest	-	-	-	-	-	-	-		6,567		-	-	-	-	-	-	6,567	(54,949)	(48,382)
Purchase of Treasury stock (Note 30)	(5,565)	5,565	(726)	726	-	(54,876)	-	(54,876)	-	-	-	-	-	-	-	-	(54,876)	-	(54,876)
Capital contribution of non- controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	139,038	139,038
Cancellation of Brasilagro warrants	-	-	-	-	-	-	-	-	-	-	(1,059)	-	-	-	-	-	(1,059)	-	(1,059)
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,163)	(4,163)
Release of Reserve for new developments resolved by Shareholders’ Meeting held on April 11, 2014 (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	(200,000)	-	200,000	-	-	-	-
Reversal of expired dividends (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,067	1,067	623	1,690
Balance as of June 30, 2014 (Restated)	490,997	10,566	64,047	1,378	773,079	(54,876)	106,264	1,391,455	(15,429)	633,607	70,028	81,616	17,065	633,940	200,000	(1,066,428)	1,945,854	2,488,932	4,434,786

(1)	Related to CNV General Resolution No. 609/12. See Note 2.29.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity (Restated)
for the fiscal years ended June 30, 2014, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interest	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Accumulated deficit	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of June 30, 2012	496,562	5,001	164,561	1,657	773,079	106,263	1,547,123	(6,889)	(81,939)	1,833	42,922	389,202	-	666,611	2,558,863	2,132,648	4,691,511
(Loss) Gain for the year	-	-	-	-	-	-	-	-	-	-	-	-	-	(26,907)	(26,907)	181,170	154,263
Other comprehensive income for the year	-	-	-	-	-	-	-	-	92,554	-	-	-	-	-	92,554	90,069	182,623
Total comprehensive income / (loss) for the year	-	-	-	-	-	-	-	-	92,554	-	-	-	-	(26,907)	65,647	271,239	336,886
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2012:
- Legal reserve	-	-	-	-	-	-	-	-	-	-	3,913	-	-	(3,913)	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	(52,137)	-	52,137	-	-	-
- Appropriation of retained earnings	-	-	(99,788)	(1,005)	-	-	(100,793)	-	-	-	-	-	-	100,793	-	-	-
- Cash dividends (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	-	(120,000)	(120,000)	(93,816)	(213,816)
Changes in non-controlling interest	-	-	-	-	-	-	-	(15,107)	-	-	-	-	-	-	(15,107)	(37,509)	(52,616)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,092	8,092
Conversion of notes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	126	126
Capital distribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(152,101)	(152,101)
Equity-settled compensation (Note 27)	-	-	-	-	-	-	-	-	-	6,512	-	-	-	-	6,512	4,037	10,549
Exercise of warrants	-	-	-	-	-	1	1	-	-	-	-	-	-	-	1	-	1
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	-	(8,331)	-	-	-	-	-	(8,331)	(4,584)	(12,915)
Reversal of expired dividends (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	-	385	385	241	626
Reallocation RG 609/12 CNV	-	-	-	-	-	-	-	-	-	-	-	-	695,628	(695,628)	-	-	-
Balance as of June 30, 2013	496,562	5,001	64,773	652	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970	2,231,096	4,719,066

(1)      Related to CNV General Resolution No. 609/12. See Note 2.29.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity (Restated)
for the fiscal years ended June 30, 2014, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Share warrants	Subtotal	Change in non-controlling interest	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Accumulated deficit	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of July 1, 2011	496,562	5,001	164,561	1,657	773,079	106,263	1,547,123	-	-	1,012	32,293	320,064	829,207	2,729,699	2,480,379	5,210,078
(Loss) / income for the year	-	-	-	-	-	-	-	-	-	-	-	-	(21,329)	(21,329)	79,810	58,481
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(81,939)	-	-	-	-	(81,939)	(152,879)	(234,818)
Total comprehensive loss for the year	-	-	-	-	-	-	-	-	(81,939)	-	-	-	(21,329)	(103,268)	(73,069)	(176,337)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2011:
- Legal reserve	-	-	-	-	-	-	-	-	-	-	10,629	-	(10,629)	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	69,138	(69,138)	-	-	-
- Cash dividends (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	(63,800)	(63,800)	(134,691)	(198,491)
Changes in non-controlling interest	-	-	-	-	-	-	-	(6,889)	-	-	-	-	-	(6,889)	(220,584)	(227,473)
Cancellation of Brasilagro warrants	-	-	-	-	-	-	-	-	-	(2,707)	-	-	-	(2,707)	-	(2,707)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	76,375	76,375
Equity-settled compensation (Note 27)	-	-	-	-	-	-	-	-	-	3,528	-	-	-	3,528	2,739	6,267
Reversal of expired dividends (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	2,300	2,300	1,499	3,799
Balance as of June 30, 2012	496,562	5,001	164,561	1,657	773,079	106,263	1,547,123	(6,889)	(81,939)	1,833	42,922	389,202	666,611	2,558,863	2,132,648	4,691,511
The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Cash Flows (Restated)
for the fiscal years ended June 30, 2014, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Operating activities:
Cash generated from operations	21	1,163,074	931,318	811,151
Income tax paid		(279,911)	(282,799)	(142,740)
Net cash generated from operating activities		883,163	648,519	668,411
Investing activities:
Acquisition of subsidiaries, net of cash acquired		-	(117,874)	-
Acquisition of associates and joint ventures		(1,131,806)	(25,899)	(48,766)
Capital contributions to associates and joint ventures		(60,299)	(67,438)	(15,749)
Proceeds from sale of associates and joint ventures		22,754	-	-
Purchases of investment properties		(271,921)	(212,988)	(108,102)
Proceeds from sale of investment properties		402,218	128,595	143,818
Purchases of property, plant and equipment		(133,423)	(137,534)	(125,987)
Proceeds from sale of property, plant and equipment		796	3,225	-
Proceeds from sale of farmlands		125,935	230,412	30,785
Payments of purchase of properties		(6,048)	-	-
Purchases of intangible assets		(14,559)	(2,691)	(4,095)
Advances for purchase of property, plant and equipment		(29,647)	(15,780)	-
Acquisition of Investment in financial assets		(3,682,960)	(1,738,968)	(960,392)
Proceeds from disposals of Investment in financial assets		3,866,661	1,850,148	784,144
Loans		-	(41,591)	-
Loans granted to associates and joint ventures		(2,090)	(18,245)	(65,790)
Loans repayments received from associates and joint ventures		1,913	1,774	-
Interest received from financial assets		4,159	18,399	594
Dividends received		22,372	53,443	15,620
Net cash used in investing activities		(885,945)	(93,012)	(353,920)
Financing activities:
Repurchase of convertible notes		(163,466)	-	-
Repurchase of equity interest		(97,726)	-	-
Proceeds from issuance of non-convertible notes		1,051,823	800,404	913,772
Payment of non-convertible notes net		(799,559)	(423,118)	(249,504)
Issuance of trust debt titles		14,950	-	-
Payment of trust debt titles		(5,424)	-	-
Borrowings		793,447	878,622	260,728
Repayments of borrowings		(590,114)	(508,490)	(711,302)
Payments of borrowings from subsidiaries, associates and joint ventures		(1,640)	-	(7,161)
Borrowings from associates and joint ventures		17,246	70,714	11,102
Proceeds from warrants		-	1	-
Cancellation of Brasilagro warrants		(1,059)	-	-
Payment of seller financing		(2,250)	(26,347)	(101,637)
Acquisition of non-controlling interest in subsidiaries		(1,208)	(49,868)	(202,449)
Distribution of share capital of subsidiaries		(4,263)	(152,102)	-
Dividends paid		(243,637)	(239,352)	(141,066)
Sale of equity in subsidiaries to non-controlling interest		313	-	-
Acquisition of derivative financial instruments		(37,961)	-	-
Proceeds from derivative financial instruments		62,158	-	-
Reimbursement of dividends		-	-	3,799
Contributions from non-controlling interest		139,058	8,092	76,375
Interest paid		(576,937)	(375,716)	(331,598)
Net cash used in financing activities		(446,249)	(17,160)	(478,941)
Net (decrease) increase in cash and cash equivalents		(449,031)	538,347	(164,450)
Cash and cash equivalents at beginning of year	21	1,047,586	471,922	694,552
Foreign exchange gain (loss) on cash and cash equivalents		404,433	37,317	(58,180)
Cash and cash equivalents at end of year		1,002,988	1,047,586	471,922

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

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

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 2.3.for a description of the Group’s companies.

As of the end of year, the Group operates in two major lines of business: (i) Agricultural business, (ii) Urban Properties and Investments business. See Note 6 for a description of the Group’s segments.

The Group’s Agricultural business operations are comprised of crop production, cattle feeding, raising, fattening and slaughtering, milk production, sugarcane production and brokerage activities. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

The business line known as urban property and investments also includes the Group’s financial transactions. The Group’s Urban Properties and Investments business operations are conducted primarily through its subsidiary IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group primarily owns, manages and develops shopping centers across Argentina. APSA has also a 42.95% stake in a credit card company ("Tarshop S.A."). Through IRSA, the Group primarily owns, manages and develops a portfolio of office and other rental properties in Buenos Aires, the capital of Argentina. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

In 2009, IRSA entered into the US real estate market, mainly through the acquisition of non-controlling interests in US assets, primarily office properties and hotel investments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

2.1.	Basis of preparation

(i)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with and compliance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”) and interpretations from International Financial Reporting Interpretation Committee (“IFRIC” and known before as the Standards Interpretation Committee “SIC”). All IFRS applicable as of the date of these consolidated financial statements have been applied. Additionally, the Group has adopted certain IFRS that are not effective as of June 30, 2014, but for which early adoption is accepted. The Group adopted IFRS in the fiscal year beginning on July 1, 2012, being its transition date July 1, 2011.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, through General Resolutions No. 562/09 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”), which adopt the International Financial Reporting Standards (“IFRS”), issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

(ii)	Restatement of Previously Issued Financial Statements

Subsequent to the original issuance of the Group’s annual consolidated financial statements as of June 30, 2014 and 2013 and for the years ended June 30, 2014, 2013 and 2012, the Group determined they contained an error resulting from the misunderstanding of certain terms and conditions of the IDBD transaction. As part of the IDBD transaction and as further explained in Note 3, Dolphin Netherlands B.V. committed to execute future purchase offers of additional IDBD shares on December 31, 2015 and 2016 at predetermined prices. This commitment represented a derivative financial instrument for the Group as of June 30, 2014, which should have been measured at fair value as of that date. The fair value of the derivative financial instrument represented a loss for the Group for the year ended June 30, 2014.

These consolidated financial statements, as initially reported, have therefore been amended and restated to correct for the above-explained error. The restatement impacts the consolidated financial statements as of and for the year ended June 30, 2014. There is no impact on the financial statements for the years ended June 30, 2013 and 2012 and on retained earnings as of July 1, 2013.

As a result of the restatement, non-current liabilities have been increased by Ps. 320.8 million, accumulated deficit have been increased by Ps. 315.6 and cumulative translation adjustment have been increased by Ps. 5.2. As a result of the above adjustment, the basic loss per share figure increased from Ps. 1.79 per share to Ps. 2.15 per share, and the diluted loss per share increased from Ps. 1.79 per share to Ps. 2.15 per share.

Accordingly, the consolidated financial statements as of June 30, 2014 and 2013 and for the years ended June 30, 2014, 2013 and 2012 of the Group (Restated) were approved and authorized for issue by the Board of Directors of the Group on October 22, 2014. The previously issued consolidated financial statements of the Group as of June 30, 2014 and 2013 and for the years ended June 30, 2014, 2013 and 2012 were approved and authorized for issue by the Board of Directors of the Group on September 8, 2014. The restated consolidated financial statements have been updated for the effects of events up to October 22, 2014.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The effect of the restatement on the consolidated statement of operations and comprehensive loss for the year ended June 30, 2014 is as follows:

	06.30.2014	06.30.2014	06.30.2014
	(Reported)	(Adjustment)	(Restated)
Revenues	4,604,011	-	4,604,011
Costs	(3,914,592)	-	(3,914,592)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,152,653	-	1,152,653
Changes in the net realizable value of agricultural produce after harvest	(17,447)	-	(17,447)
Gross Profit	1,824,625	-	1,824,625
Gain from disposal of investment properties	230,918	-	230,918
Gain from disposal of farmlands	91,356	-	91,356
General and administrative expenses	(533,939)	-	(533,939)
Selling expenses	(352,726)	-	(352,726)
Other operating results, net	(75,008)	-	(75,008)
Profit from operations	1,185,226	-	1,185,226
Share of (loss) / profit of associates and joint ventures	(408,651)	-	(408,651)
Profit before financial results and income tax	776,575	-	776,575
Finance income	288,188	-	288,188
Finance cost	(2,852,000)	-	(2,852,000)
Other financial results	305,014	(315,600)	(10,586)
Financial results, net	(2,258,798)	(315,600)	(2,574,398)
(Loss) / Profit before income tax	(1,482,223)	(315,600)	(1,797,823)
Income tax and Minimum Presumed Income Tax	389,415	-	389,415
(Loss) / Profit for the year	(1,092,808)	(315,600)	(1,408,408)

Attributable to:
Equity holders of the parent	(888,382)	(179,498)	(1,067,880)
Non-controlling interest	(204,426)	(136,102)	(340,528)

(Loss) / Profit per share attributable to equity holders of the parent during the year (Note 36):
Basic	(1.79)	(0.36)	(2.15)
Diluted	(1.79)	(0.36)	(2.15)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The effect of the restatement on the Consolidated Statements of Comprehensive Income as of June 30, 2014 is as follows:

	06.30.2014	06.30.2014	06.30.2014
	(Reported)	(Adjustment)	(Restated)
(Loss) / Profit for the year	(1,092,808)	(315,600)	(1,408,408)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	1,289,798	(5,247)	1,284,551
Other comprehensive income for the year (i)	(17,410)	-	(17,410)
Total comprehensive income for the year	1,272,388	(5,247)	1,267,141

Attributable to:
Equity holders of the parent	(254,076)	(182,481)	(436,557)
Non-controlling interest	433,656	(138,366)	295,290

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The effect of the restatement on the consolidated statement of financial position as of June 30, 2014 is as follows:

	06.30.2014	06.30.2014	06.30.2014
	(Reported)	(Adjustment)	(Restated)
ASSETS
Non- Current Assets
Investment properties	3,454,616	-	3,454,616
Property, plant and equipment	2,381,956	-	2,381,956
Trading properties	132,555	-	132,555
Intangible assets	175,007	-	175,007
Biological assets	444,853	-	444,853
Investments in associates and joint ventures	2,375,339	-	2,375,339
Deferred income tax assets	852,642	-	852,642
Restricted assets	50,897	-	50,897
Income tax and minimum presumed income tax ("MPIT") credit	177,547	-	177,547
Trade and other receivables	475,349	-	475,349
Investments in financial assets	275,012	-	275,012
Derivative financial instruments	233	-	233
Total Non-Current Assets	10,796,006	-	10,796,006
Current Assets
Trading properties	4,596	-	4,596
Biological assets	195,830	-	195,830
Inventories	439,771	-	439,771
Restricted assets	-	-	-
Income tax and minimum presumed income tax ("MPIT") credit	19,694	-	19,694
Assets held for sale	1,357,866	-	1,357,866
Trade and other receivables	1,438,408	-	1,438,408
Investments in financial assets	495,633	-	495,633
Derivative financial instruments	32,897	-	32,897
Cash and cash equivalents	1,002,987	-	1,002,987
Total Current Assets	4,987,682	-	4,987,682
TOTAL ASSETS	15,783,688	-	15,783,688
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	490,997	-	490,997
Treasury stock	10,566	-	10,566
Inflation adjustment of share capital	64,047	-	64,047
Inflation adjustment of treasury stock	1,378	-	1,378
Share premium	773,079	-	773,079
Cost of treasury stock	(54,876)	-	(54,876)
Share warrants	106,264	-	106,264
Cumulative translation adjustment	636,590	(2,983)	633,607
Equity-settled compensation	70,028	-	70,028
Changes in non-controlling interest	(15,429)	-	(15,429)
Legal reserve	81,616	-	81,616
Reserve for new developments	17,065	-	17,065
Special reserve	633,940	-	633,940
Reserve for the adquisition of securities issued by the company	200,000	-	200,000
Retained earnings	(886,930)	(179,498)	(1,066,428)
Total capital and reserves attributable to equity holders of the parent	2,128,335	(182,481)	1,945,854
Non-controlling interest	2,627,298	(138,366)	2,488,932
TOTAL SHAREHOLDERS' EQUITY	4,755,633	(320,847)	4,434,786
LIABILITIES
Non-Current Liabilities
Trade and other payables	216,760	-	216,760
Borrowings	5,315,335	-	5,315,335
Deferred income tax liabilities	470,045	-	470,045
Derivative financial instruments	-	320,847	320,847
Salaries and social security liabilities	5,041	-	5,041
Provisions	220,489	-	220,489
Total Non-Current Liabilities	6,227,670	320,847	6,548,517
Current Liabilities
Trade and other payables	1,004,180	-	1,004,180
Income tax and minimum presumed income tax ("MPIT") liabilities	73,429	-	73,429
Salaries and social security liabilities	202,546	-	202,546
Borrowings	2,639,491	-	2,639,491
Derivative financial instruments	53,419	-	53,419
Provisions	20,708	-	20,708
Liabilities held for sale	806,612	-	806,612
Total Current Liabilities	4,800,385	-	4,800,385
TOTAL LIABILITIES	11,028,055	320,847	11,348,902
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	15,783,688	-	15,783,688

There was no effect of the restatement on the consolidated statement of financial position as of June 30, 2014.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2. Summary of significant accounting policies (Continued)

The effect of the restatement on the consolidated statement of changes in shareholders equity for the year ended June 30, 2014 is as follows:

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital	Inflation adjustment of Treasury Stock	Share premium	Cost of treasury stock	Share warrants	Changes in non-controlling interests	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new development	Special reserve	Reserve for the adquisition of securities issued by the compay	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
06.30.2014 – (Reported)	490,997	10,566	64,047	1,378	773,079	(54,876)	106,264	(15,429)	636,590	70,028	81,616	17,065	633,940	200,000	(886,930)	2,128,335	2,627,298	4,755,633
06.30.2014 – (Adjustment)	-	-	-	-	-	-	-	-	(2,983)	-	-	-	-	-	(179,498)	(182,481)	(138,366)	(320,847)
06.30.2014 – (Restated)	490,997	10,566	64,047	1,378	773,079	(54,876)	106,264	(15,429)	633,607	70,028	81,616	17,065	633,940	200,000	(1,066,428)	1,945,854	2,488,932	4,434,786

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(iii)	Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its statement of financial position according to the operating cycle of each activity.

The operating cycle for the activities of investment property, hotels and agricultural operations of the Group is 12 months. As such, current assets and current liabilities include assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year. The operating cycle of the Group’s trading property activities depends on each specific project, and thus cannot be clearly defined. Generally, assets and liabilities classified as trading properties are realized and settled in several years, ranging between 1 and 3 years or, in exceptional cases, even longed. As such, for purposes of classification, the Group has assumed the operating cycle for the activities to be 12 months.

All other assets and liabilities are classified as non-current assets or non-current liabilities. Current and deferred tax assets and liabilities (income tax payable) are presented separately from each other and from other assets and liabilities as current and non-current, respectively.

(iv)	Presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are to Argentine Pesos, references to ‘US$’ or ‘US dollars’ are to United States dollars and references to ‘Rs.’ are to Brazilian Reais.

(v)	Fiscal and harvest year-end

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

(vi)	Accounting conventions

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(vii)	Reporting cash flows

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

(viii)	Use of estimates

The preparation of consolidated financial statements at a certain date requires the Management of the Group to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major sources of uncertainty are described in Note 5.

2.2.	New accounting standards

The following standards, amendments and interpretations have been issued by the International Accounting Standards Board (IASB as per its English acronym) and by the International Financial Reporting Interpretation Committee (“CINIIF”)(“IFRIC”, as per its English acronym and known before as the Standards Interpretation Committee “SIC”, as per its English acronym). Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group.

IFRS 15 “Revenues from contracts with customers”

On May 28, 2014, the International Accounting Standards Board has published the new IFRS 15 “Revenue from contracts with customers” (IFRS 15) that replaces IAS 11 “Construction contracts”, IAS 18 “Revenue from ordinary operating activities”, IFRIC 13 “Customer loyalty programs”, IFRIC 15 “Agreements for the construction of real estate”, IFRIC 18 “Transfer of assets from customers” and SIC 31 “Revenue – Barter transactions involving advertising services”.

IFRS 15 provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of a performance obligations assumed with customers. IFRS 15 bases this principle on a single, five-step model that is developed extensively and in detail, including examples.

The new model of ordinary income applies to all contracts with customers, other than those covered by other IFRSs, such as leases, insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

IFRS 15 becomes effective for all fiscal years beginning as from January 1, 2017 and may be adopted earlier. Application is retroactive. On the balance sheet date, the Company has not assessed the impact that this standard shall have on its financial position and the results of its operations.

IFRS 9 “Financial Instruments”

On July 24, 2014, the International Accounting Standards Board released the final version of IFRS 9 “Financial instruments”, which includes in one single standard all stages of the IASB project to replace IAS 39 “Financial instruments: Recognition and measurement”. Such stages are classification and measurement of instruments, impairment and accounting for hedging. This version adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and becomes effective for fiscal years starting on or after January 1, 2018, that is, in the case of the Group for financial statements ended on June 30, 2019.

The Group has adopted the first stages of IFRS 9 to the transition date.

IAS 27 (revised) “Separate financial statements”

On August 12, 2014 the International Accounting Standards Board has released an amendment to IAS 27 “Equity method in Separate Financial Statements”. The amendment reinstates the equity method as an option to account for investments in subsidiaries, joint ventures and associates in separate financial statements. The amendment becomes effective for fiscal years beginning on or after January 1, 2016; that is, in the case for the Group for the fiscal year ended on June 30, 2017. It may be applied earlier. Implementation of this amendment will impact on the preparation of the Group separate financial statements. The Group is currently assessing the potential impact on the preparation of the separate financial statements as of these financial statements.

Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”

On May 12, 2014, the International Accounting Standards Board has released amendments to the IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible assets” denominated “Clarification of acceptable methods of depreciation and amortization” (Amendments to IAS 16 and IAS 38)”. The amendments provide further guidance on the calculation of depreciation and amortization of property, plant and equipment and intangible assets. Amendments become effective for fiscal years beginning on or after January 1, 2016; hence, in the case of the Group, they become effective for the fiscal year ended June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact in the preparation of separate financial statements on this balance sheet date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Amendments to IFRS 11 “Joint Arrangements”

On May 6, 2014, the International Accounting Standards Board has released amendments to IFRS 11 “Joint Arrangements”, entitled “Accounting for acquisition of interests in joint operations (Amendment to IFRS 11)”. The amendments clarify accounting for such acquisitions where the business involves joint operations. The amendments become effective for the fiscal years beginning on or after January 1, 2016; that is, in the case of the Group for the fiscal year ended June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact on the preparation of the separate financial statements on this balance sheet date.

IFRS 13 “Fair Value Measurement”

On May 12, 2011 the IASB issued IFRS 13 “Fair Value Measurement” that provides in a single accounting pronouncement a unified framework for measuring fair value of financial statements prepared in accordance with the IFRSs. IFRS 13 shall apply to all other pronouncements that require or allow measurement at fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability. The standard provides a three-level hierarchy of methods for arriving at fair value. The hierarchy is based on how observable inputs are. The Group has adopted IFRS 13 for this fiscal year. The adoption of this standard has not led to material amendments to valuation methodologies used by the Group, although it has resulted in the introduction of some additional disclosures to financial statements.

IAS 32 “Financial instruments: Presentation”

The IASB has modified the IAS 32 implementation guidance and clarified some of the conditions for financial assets and liabilities to be offset in the balance sheet. Amendments do not modify the current offsetting model provided by IAS 32 but rather clarify that the right to offset should be available as of the offsetting date (that is, it should not depend on a future event) and should be legally binding upon all parties in the normal course of business, as well as in the case of default, insolvency or bankruptcy. Amendments also describe certain settlement arrangements and specify whether they meet the offsetting requirements established by the standard.

Amendments are applicable for fiscal years beginning on or after January 1st, 2014. Earlier adoption is permitted. The adoption of these amendments would neither have significant impacts in the financial situation nor in results from Group’s operations.

IAS 36 “Impairment of Assets”

The IASB has made amendments to IAS 36, requiring additional disclosures related to recoverable value of non-financial assets. This amendment eliminates certain requirements related to the disclosure of recoverable values of cash-generating units that had been included in IAS 36 with the publication of IFRS 13.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Amendments are applicable for fiscal years beginning on or after January 1st, 2014, and shall be applied retrospectively. Earlier adoption is permitted.  The Group is analyzing the impact of the adoption of these amendments in the financial situation and in results of its operations.
IFRIC 21 “Levies”

IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by government, other than income tax, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain.

IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Earlier adoption is permitted. The adoption of this standard will neither have significant impacts in the financial situation nor in results from Group’s operations.

On the issue date of these financial statements there are no other standards, amendments and interpretations issued by the IASB and IFRIC that are yet to become effective and that are expected to have a material effect on the Group.

On the issue date of these financial statements there are no other standards, amendments and interpretations issued by the IASB and IFRIC that are yet to become effective and that are expected to have a material effect on the Group.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquire, and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statements as “Bargain purchases gains”.

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

Ownership interest is shown considering ultimate percentage held by the Company. Subsidiaries are either controlled directly by the Company (i.e. IRSA), or indirectly by other subsidiary (i.e. APSA through IRSA).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

			June 30, 2014 (Restated)		June 30, 2013		June 30, 2012
Name of the entity	Place of business / country of incorporation	Main Activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI
Direct equity interest:
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	-	-	-	-	100.00%	-
Agrotech S.A (1)	Argentina	Investment	-	-	95.00%	-	100.00%	-
Brasilagro-Companhía Brasileira de Propiedades Agrícolas (2)	Brazil	Agricultural	39.63% (***)	60.37%	39.64%	60.36%	39.64%	60.36%
Cactus Argentina S.A.	Argentina	Agro-industrial	97.13%	-	95.00%	-	100.00%	-
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	39.38%	-	38.92%	-	0.01%	-
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%	40.41%	60.50%	39.50%	65.85%	34.15%
Helmir S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
IRSA	Argentina	Real Estate	64.56% (***)	34.55%	64.56%	34.55%	64.20%	35.80%
Northagro S.A.(3)	Argentina	Investment	-	-	100.00%	-	100.00%	-
Ombú Agropecuaria S.A.	Bolivia	Agricultural	-	-	-	-	100.00%	-
Pluriagro S.A. (3)	Argentina	Investment	-	-	100.00%	-	100.00%	-
Yatay Agropecuaria S.A.	Bolivia	Agricultural	-	-	-	-	100.00%	-
Yuchán Agropecuaria S.A.	Bolivia	Agricultural	-	-	-	-	100.00%	-
Doneldon S.A.	Uruguay	Investment	100.00%	-	100.00%	-	-	-
Interest indirectly held through IRSA:
APSA	Argentina	Real Estate	63.18%	36.82%	62.62%	37.38%	61.38%	38.62%
Apsamedia S.A.	Argentina	Consumer financing (**) and advertising	-	-	62.62%	37.38%	61.38%	38.62%
Emprendimiento Recoleta S.A.	Argentina	Real Estate	33.91%	66.09%	33.62%	66.38%	32.95%	67.05%
Fibesa S.A.	Argentina	Real Estate	63.18%	36.82%	62.62%	37.38%	61.38%	38.62%
Hoteles Argentinos S.A.	Argentina	Hotel	52.81%	47.19%	52.36%	47.64%	51.36%	48.64%
Dolphin Fund Ltd. (5)	Bermudas	Investment	56.88%	43.12%	-	-	-	-
I Madison LLC	United States	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Inversora Bolívar S.A.	Argentina	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
IRSA Development LP	United States	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
IRSA International LLC	United States	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Jiwin S.A.	Uruguay	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Liveck S.A.	Uruguay	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Llao Llao Resorts S.A. (4)	Argentina	Hotel	33.01%	66.99%	32.73%	67.28%	32.10%	67.90%
Nuevas Fronteras S.A.	Argentina	Hotel	50.39%	49.61%	49.96%	50.04%	49.01%	50.99%
Palermo Invest S.A.	Argentina	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Real Estate Investment Group LP	Bermudas	Investment	42.25%	57.75%	41.89%	58.11%	41.09%	58.91%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

			June 30, 2014 (Restated)		June 30, 2013		June 30, 2012
Name of the entity	Place of business / country of incorporation	Main Activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI
Real Estate Investment Group II LP	Bermudas	Investment	53.17%	46.83%	52.71%	47.29%	51.71%	48.29%
Real Estate Investment Group III LP	Bermudas	Investment	53.59%	46.41%	53.14%	46.86%	52.12%	47.88%
Real Estate Investment Group IV LP	Bermudas	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Real Estate Investment Group V LP	Bermudas	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Real Estate Strategies LP	Bermudas	Investment	44.12%	55.88%	43.74%	56.26%	42.90%	57.10%
Real Estate Strategies LLC	United States	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Arcos del Gourmet S.A.	Argentina	Real Estate	56.86%	43.14%	56.37%	43.63%	54.13%	45.87%
Conil S.A.	Argentina	Real Estate	63.18%	36.82%	62.62%	37.38%	61.38%	38.62%
Panamerican Mall S.A.	Argentina	Real Estate	50.54%	49.46%	50.10%	49.90%	49.11%	50.89%
E-Commerce Latina S.A.	Argentina	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Efanur S.A.	Uruguay	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Ritelco S.A.	Uruguay	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Shopping Neuquén S.A.	Argentina	Real Estate	62.68%	37.32%	62.05%	37.95%	60.24%	39.76%
Solares de Santa María S.A	Argentina	Real Estate	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Torodur S.A.	Uruguay	Investment	63.18%	36.82%	62.62%	37.38%	61.38%	38.62%
Tyrus S.A.	Uruguay	Investment	66.01%	33.99%	65.45%	34.55%	64.20%	35.80%
Unicity S.A.	Argentina	Investment	65.45%	33.99%	65.45%	34.55%	64.20%	35.80%
Doneldon S.A.	Uruguay	Investment	-	-	-	-	64.20%	35.80%
Sedelor S.A.	Uruguay	Investment	-	-	-	-	64.20%	35.80%
Codalis S.A.	Uruguay	Investment	-	-	-	-	64.20%	35.80%
Alafox S.A.	Uruguay	Investment	-	-	-	-	64.20%	35.80%
Interest indirectly held through Brasilagro:
Araucária Ltda.	Brazil	Agricultural	39.63%	60.37%	39.64%	60.36%	39.64%	60.36%
Cajueiro Ltda.	Brazil	Agricultural	39.63%	60.37%	39.64%	60.36%	39.64%	60.36%
Ceibo Ltda.	Brazil	Agricultural	39.63%	60.37%	39.64%	60.36%	39.64%	60.36%
Cremaq Ltda.	Brazil	Agricultural	39.63%	60.37%	39.64%	60.36%	39.64%	60.36%
Engenho de Maracajú Ltda.	Brazil	Agricultural	39.63%	60.37%	39.64%	60.36%	39.64%	60.36%
Flamboyant Ltda.	Brazil	Agricultural	39.63%	60.37%	39.64%	60.36%	39.64%	60.36%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	39.63%	60.37%	39.64%	60.36%	39.64%	60.36%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	39.63%	60.37%	39.64%	60.36%	39.64%	60.36%
Mogno Ltda.	Brazil	Agricultural	39.63%	60.37%	39.64%	60.36%	39.64%	60.36%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

			June 30, 2014 (Restated)		June 30, 2013		June 30, 2012
Name of the entity	Place of business / country of incorporation	Main Activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI
Interest indirectly held through Cactus S.A.:
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	60.62%	-	61.08%	-	99.99%	-
Agrotech S.A. (1)	Argentina	Investment	-	-	5.00%	-	-	-
IRSA	Argentina	Real Estate	0.89% (***)	-	0.89%	-	-	-
Interest indirectly held through Futuros y Opciones.Com. S.A.:
FyO Trading S.A.	Argentina	Brokerage	59.63%	40.37%	60.50%	39.50%	65.66%	34.34%
Granos Olavarría S.A.	Argentina	Warehousing and Brokerage	59.63%	40.37%	-	-	-	-
Interest indirectly held through Helmir. S.A.:
Cactus Argentina S.A.	Argentina	Agro-industrial	2.87%	-	5.00%	-	-	-
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	39.76%	-	-	-	-	-
Yatay Agropecuaria S.A.	Bolivia	Agricultural	30.70%	-	-	-	-	-
Interest indirectly held through Doneldon. S.A.:
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	59.24%	-	100.00%	-	-	-
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%	-	100.00%	-	-	-
Yatay Agropecuaria S.A.	Bolivia	Agricultural	69.31%	-	100.00%	-	-	-
Yuchán Agropecuaria S.A.	Bolivia	Agricultural	100.00%	-	100.00%	-	-	-
Sedelor S.A.	Uruguay	Investment	100.00%	-	100.00%	-	-	-
Codalis S.A.	Uruguay	Investment	100.00%	-	100.00%	-	-	-
Alafox S.A.	Uruguay	Investment	100.00%	-	100.00%	-	-	-

(1)	As from January 1, 2014, all transactions carried out by Agrotech S.A, are understood as if they had been made by and for Cactus S.A. due to the pre-merger commitment signed on February 25, 2014.
(2)
The Group has consolidated the investment in Brasilagro-Companhía Brasileira de Propiedades Agrícolas (“Brasilagro”) considering that the Company exercises “de facto control” over it. See Note 7 for further information regarding to Brasilagro.

(3)	On August 22, 2013 the Board of Directors of Cresud approved the withdrawal of the process of incorporation against the Superintendence of Corporations.
(4)	The Group has consolidated the investment in Llao Llao Resorts S.A. considering their ownership interest held together with the Company's participation in the making decisions.
(5)
The Group has consolidated its indirect interest in Dolphin Fund Ltd. (DFL) considering its exposure to variable returns coming from its investment in DFL and the nature of the relationship between the Group and the shareholders with right to vote of DFL. The Group has no voting rights on DFL.

(*)
Companies whose principal activity is “investment” are substantially holding companies that do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(**)	Residual activity.
(***)	The effect of treasury shares as of June 30, 2014 was not considered.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
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
Summarized financial information on subsidiaries with material non-controlling interests and other information are included in Note 7.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The recorded amount is the difference between the fair value of the consideration paid and/or receive and the relevant share acquired and/or given of the carrying value of net assets of the subsidiary.

(c)	Disposal of subsidiaries with loss of control

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

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and less than 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

Investments in associates are accounted for using the equity method of accounting, except as otherwise indicated as explained below.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

The Group’s share of post-acquisition profit or loss is recognized in the income statements, and its share of post- acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group recognizes such losses until the carrying amount of the associate reduces to zero, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit / (loss) of an associate’ in the income statements.

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

For purposes of including the earnings of associates by applying the equity method, the Group uses financial statements of the associates as of the same date or a or a later date, provided the difference between the reporting date of the associate and that of the Group cannot be longer than three months. In these cases, the Group assesses and adjusts the results of such associates for material transactions or other material events occurred during the interim period.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in associates are considered significant. In quantitative terms, the investments that individually represent at least 20% of the result of joint ventures in the Consolidated Income statements, and at least 20% of the total equity attributable to non-controlling interest in joint ventures at the each year-end are considered significant. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

As indicated above, the Group generally accounts for its investments in associates under the equity method. However, IAS 28 “Investments in Associates” provides an exemption from applying the equity method where investments in associates are held through “Venture Capital Organizations” (VCO) or venture capital entities, as defined in Spanish, even when the Group is not a VCO. This type of investment may be accounted for at fair value with changes in net income for the years because such measure proves to be more useful to users of financial statements than the equity method.

Summarized financial information and other information for associates are included in Note 9.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

Investments in joint ventures are accounted for under the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income in the income statements and in other comprehensive income respectively.

When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the difference to ‘share of profit / (loss) of an associate and joint venture’ in the income statements.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in joint ventures are considered significant. In quantitative terms, the investments that individually represent at least 20% of result of joint ventures in the Consolidated Income statements, and at least 20% of the total equity attributable to non-controlling interest in joint ventures at the each year-end are considered significant. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.
Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information and other information for significant joint ventures are included in Note 8.

2.4.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”), the Group’s Executive Committee. This CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee of the Group that makes strategic decisions. The operating segments are included in Note 6.

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

Foreign exchange gains and losses are presented in the income statements within finance costs and finance income, as appropriate, unless they are capitalized as explained in Note 2.22.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated

2.	Summary of significant accounting policies (Continued)

(c)	Group companies

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

Direct expenses related to lease contract negotiation (as well as payment to third parties for services rendered and certain specific taxes related to execution of such contracts) are capitalized as part of the book value of the relevant investment properties and amortized over the term of the lease.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The Group has adopted the cost model for all of its investment properties. Therefore, at the date of each statement of financial position, investment properties are carried at amortized cost, less impairment losses, if any. Under the cost model, an investment property is impaired if its carrying amount exceeds its recoverable amount. Where individual components of an item of investment property have different useful lives, they are accounted for as separate items, which are depreciated separately. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. These costs may include the cost of improving or replacing parts that are eligible for capitalization when the costs of replacing the parts are incurred. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statements during the period in which they are incurred.
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

Land and property under constructions are not depreciated. Depreciation is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Shopping center portfolio	Between 10 and 29 years
Offices and other rental properties portfolio	Between 9 and 25 years

At each period-end, assets are reviewed for any sign of impairment to its recoverable value, and/or residual useful life of the assets. Should there be any sign of impairment, the recoverable amount and/or the useful life of the impaired assets is estimated, and then they are adjusted, if applicable.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. Gains or losses on disposals or retirements of investment properties are determined by comparing the net disposal proceeds and their carrying amounts at the date of disposal. The gains or losses are recognized in the income statements and disclosed separately under the line item “Gain from disposal of investment property”. Proceeds from the sale of such property are accounted for when the material risks and benefits have been transferred to the purchaser. As for unconditional agreements, proceeds are accounted for generally when title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the sale is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method.

2.6.	Property, plant and equipment

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

For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. These costs may include the cost of improving or replacing parts that are eligible for capitalization. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance expenses are charged to the income statements during the period in which they are incurred. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives, as follows:

Hotel buildings and facilities	Between 14 and 24 years
Other buildings and facilities	Between 20 and 50 years
Furniture and fixtures	Between 3 and 10 years
Machinery and equipment	Between 3 and 10 years
Vehicles	5 years
Others	3 years

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

Gains and losses on disposals are determined by comparing the proceeds, with the carrying amount. Gains and losses from the disposal of farmlands are disclosed within “Gains from disposal of farmlands” in the income statements. All other gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating income, net” in the income statements.

2.7.	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

The Group has entered into some operating lease agreements, mainly related to farming activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during the harvest year. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the income statements in relation to the degree of ripeness of the harvest since the Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

Additionally, the Group acts as a lessee in other operating leases, mainly related to agricultural business. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Finance lease – leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged to the income statements over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. Leases where the Group acts as lessee under finance leases include machinery and computer equipment.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Directly attributable costs that are capitalized as part of the software product include the software development, employee costs and an appropriate portion of relevant overheads.
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

(d)	Right to receive future units under barter agreements

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Such rights are initially recognized at cost (which is the fair value of the land assigned) and such rights are not adjusted later, unless there is any sign of impairment.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.9.	Impairment of assets

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

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are recorded in the income statement as a deduction from operating income and not reversed in a subsequent period.

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

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the income statements.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Where an impairment loss subsequently reverses the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in the income statements.

2.10.	Trading properties

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

For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

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

2.11.	Inventories

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Consumable supplies comprise fertilizers, agrochemicals, vaccines, seeds, feed for livestock and other items used in the Group’s farming activities. Harvested agricultural produce comprise harvested crops, and raw meat.

For the Group’s operations in Argentina and Brazil, harvested crops are perpetually measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the income statements in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

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

2.12.	Biological assets and agriculture produce at the point of harvest

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

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group elected to expense all such costs when incurred and includes them as “Cost of agriculture production” within “Costs” in the income statements (See Note 32). Therefore, “Cost of agriculture production” represents the costs expensed whilst the biological assets are growing.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The line item “Cost of sales of biological assets and agricultural produce” within “Costs” in the income statements represents the recognition as an expense of agricultural produce held in inventory, valued at either cost or net realizable value, as applicable (See Note 2.12), or biological assets valued at fair value less costs to sell.
The fair value of a biological asset in its present location and condition is determined based on either the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate or the current quoted market price in the most relevant market.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

2.13.	Financial instruments

(a)	Classification

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

Changes in fair values and gains from disposal of financial assets at fair value through profit or loss (except for derivative financial instruments mentioned in Note 2.15) are recorded within “Financial results, net” in the income statements.

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

Changes in fair values and gains or losses from disposal of equity investments at fair value through profit or loss and dividends income are recorded within “Financial results, net” in the income statements.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or losses are expensed in the income statements.

In general, the Group uses the transaction price method to determine fair value of a financial instrument upon initial recognition. In the other cases, the Group merely records a gain or a loss upon initial recognition only if the fair value of the instrument is supported by other comparable and observable current market transactions in the same instrument or from other available observable market data. Any gain or loss not recognized upon initial recognition of a financial asset are recognized later, only to the extent that there are changes in the factors (including time) that market participants would consider at the time of agreeing upon a price.
A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

All equity investments, which are not subsidiaries, associate companies and joint ventures of the Group, are measured at fair value.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statements. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statements.

(d)	Offsetting financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.14.	Derivative financial instruments and hedging activities

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

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability on the statement of financial position. Gains and losses on derivatives are classified according to their nature. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gain and losses on all other derivatives are classified in the income statements where the results of the items covered are recognized.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

2.15.	Groups of assets and liabilities available for sale.

Groups of assets and liabilities are classified as available for sale when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. Groups of assets and liabilities available for sale are valued at the lower of their net book value and fair value less selling costs.

2.16.	Restricted assets

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

2.17.	Trade receivables

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
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
The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statements within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the income statements.

2.18.	Trade payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.19.	Tenant deposits

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

2.20.	Borrowings

Borrowings are recognized initially at fair value, net of costs incurred in the transaction. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.21.	Borrowing cost

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

2.22.	Provisions

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.23.	Employee benefits

(a)	Pension obligations

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expenses in the income statements when they are incurred.

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

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where it is contractually obliged or where there is a past practice that has created a constructive obligation.

2.24.	Share-based payments

             The Group operates an equity incentive plan, under which certain selected employees, directors and top management of the Company, IRSA and APSA have a right to receive shares of their respective employer companies, although they must remain with the employer entity for a certain period of time.

The Group’s subsidiary undertaking, Brasilagro, also operates a stock option plan, under which Brasilagro receives services from certain directors and top management. Additionally, Brasilagro issued warrants as consideration for the services received from its founding shareholders. On the other hand, the Group’s subsidiary Jaborandí S.A. issued warrants in exchange for services received from its shareholders.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
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
The fair value of the equity settled awards is recognized as an expense in the income statements over the vesting period on a straight- line basis, taking into consideration the best estimation of the awards that wiil eventually vest.

If an equity instrument is cancelled during the vesting period, it is accounted for as an acceleration of vesting, and the amount that otherwise could have been recognized for services received over the remaining of vesting period is recognized immediately in the income statements. Any payment made by a counterparty due to cancellation of share-based payment shall be accounted for as a repurchase of equity instruments (that is, it is deducted from shareholders’ equity) unless the payment exceeds the fair value of the repurchased equity instruments measure at the repurchase date. The excess, if any, is recognized as an expense.

2.25.	Taxation

The Group’s tax expense for the year comprises the charge for tax currently payable and deferred income. Tax is recognized in the income statements, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the closing date of the consolidated financial statements and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except when oportunity of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the closing date of the Consolidated Statement of Financial Position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges, the Group recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the Consolidated Statement of Financial Position.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.26.	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Do not include bank overdrafts.

2.27.	Revenue recognition

The Group is engaged in diverse operations primarily including agricultural and agro-industrial activities; investment and development properties and hotel operations. Revenue is measured at the fair value of the consideration received or receivable.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

Rental income from shopping center properties leased out under operating leases is recognized in the income statements on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are earned. Rent reviews are recognized when such reviews have been agreed with tenants.

Tenants in the Group’s shopping centers are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the income statements under a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements in its shopping center properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the income statements on a straight-line basis over the term of the lease agreements.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

Rental income from office and other rental properties leased out under operating leases is recognized in the income statements on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction takes place. Revenue is then recognized at the fair value of the goods delivered, adjusted by the amount of cash received, if any. In exchange for the land given up, the Group receives cash, if any, and an in-kind receivable. The in-kind receivable is initially recognized at fair value and is not subsequently remeasured. The in-kind receivable is classified as trading property in the consolidated financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

2.28.	Equity

Share Capital, Treasury Stock, Inflation Adjustment of Share Capital, Share Premium, Cost of Treasury Stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds from this issuance.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Share repurchases made this fiscal year, as established by the amended CNV Rules issued in relation to the new Capital Markets Act 26.831 and its implementing Executive Order 1023/13 (published by CNV in 2013) are to be recorded as follows: 1) the acquisition cost of the repurchased shares is charged to “Cost of Treasury shares”, 2) the nominal value of the repurchased shares is charged to “Equity Capital”, the proportional part of the adjustment for inflation corresponding to such repurchased shares is charged to “Capital Adjustment”, and is matched by a credit to “Treasury Shares” and “Integral Adjustment of Equity Capital and Treasury Shares”. Upon sale of the treasury shares, the difference between the net realizable value of the treasury shares sold and their acquisition cost shall be recorded, whether it is a gain or a loss, as part of owners’ contributions not yet capitalized to be called “Additional Paid-in Capital from Treasury Stock”.
Before CNV rules 2013 become effective, where any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) was deducted from equity attributable to the Company’s equity holders until the shares were cancelled or reissued. Where such ordinary shares were subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, and was included in equity attributable to the Company’s equity holders.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

Inflation adjustment of share capital

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Legal Reserve

According to Argentine law, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve.

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Reserve for New Developments

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses such as new developments. The voluntary reserves may be released for dividend distribution.

Reserve for the repurchase of securities issued by the Company

On April 11, 2014, Cresud reported on a potential repurchase of shares intended to curb the drop in prices and reduce fluctuations on the Company’s shares and ADR and strengthen its position in the market, thus minimizing potential temporary imbalances that may arise between supply and demand. On that same date, the Shareholders’ Meeting approved a partial release of the account “Reserve for new developments” in an amount of up to Ps. 200 million, in order to appropriate such amount of money to set up a reserve entitled “Reserve for the repurchase of securities”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.30	Earnings per share

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

In computing diluted profit / (loss) per share, income available to common shareholders used in the basic profit / (loss) per share calculation is adjusted to any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted profit / (loss) per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted profit / (loss) per share excludes potential common shares if their effect is anti-dilutive. The Company has considered the dilutive effect of outstanding warrants in calculating diluted profit / (loss) per share. See Note 37 for details.

2.31	Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved.

As indicated in Note 30, the Group has been refunded dividends deposited with the Caja de Valores. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Trade and other payables, if not forfeited.

2.32	Dividends income

Dividends earned are recorded when declared.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions and disposals

Year ended June 30, 2014

Sale of farmlands

On June 27, 2014, Brasilagro sold a total area of 1,164 hectares of Araucaria field. The sale was valued at Rs. 32.5 million (or Ps.117.5 million). In July 2014, the buyer made a down payment of Rs. 4.5 million and the remaining balance will be paid in five annual instalments, with the first one installment of Rs. 4.5 million falling due in November 2014, whereas the last one falls due in August 2018. The Group recorded a gain on the sale of the farmland Araucaria in an amount of Rs. 21.0 million (or Ps. 75.8 million).

On May 27, 2014 Ombú Agropecuaria S.A. executed a purchase-sale agreement involving a sale subject to retention of title covering 883 hectares of “San Cayetano I” for an aggregate amount of US$ 4.2 million. One million US Dollars have already been paid whereas the balance shall be paid in five consecutive semi-annual installments, with the last falling due in November 2016. Possession was granted upon execution of the contract. The Group recorded a gain of US$ 1.8 million (Ps.15.6 million) on the sale.

Purchase-sale agreement

On April 3, 2014, Cresca S.A. signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo. The total price is US$ 14.7 million, which amount shall be collectable as follows US$ 1.8 million were collected upon execution of the bill of sale, Us$ 4.3 million upon execution of the conveyance deed; US$ 3.7 million interest-free in July, 2015; US$ 4.9 million interest-free in July, 2016. Possession was delivered upon execution of the conveyance deed of title and constitution of a mortgage to secure payment of the balance, on July 14, 2014. Consequently, the Group will recognize the result of this transaction in FY 2015.

On October 17, 2013, Yuchán Agropecuaria signed a purchase-sale agreement involving a sale subject to retention of title involving 1,643 hectares of "La Fon Fon II" for an overall amount of US$ 7 million to date, the Company has collected US$ 0.2 million and the remaining balance will be paid in 7 semi-annual installments. The last installment is due in December 2017. The possession shall be delivered upon collection of the first installment, scheduled for payment on December 15, 2014. Consequently, the Group has not recognized the result of the transaction.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions and disposals (Continued)

Subscription of shares of Avenida Inc. and Avenida Compras S.A

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, and 23,077 shares of Avenida Compras S.A., a Company incorporated in Buenos Aires, Argentina, representing 26.09% and 2.10% of its outstanding capital, respectively. Additionally, Avenida Inc. owns 90.91% of Avenida Compras S.A., thus being the Group’s indirect interest in Avenida Compras of 25.81%. The amount of the transaction was Ps. 13.0 million, which has already been paid in full. The Group has a warrant to increase such equity interest up to 37.04% of the company.

Stock call option Agreement for the shares of Arcos del Gourmet S.A.

On September 16, 2013 APSA entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest of Arcos del Gourmet S.A., which can be executed up to December 31, 2018. In the event the option is exercised, APSA should pay the amount of US$ 8.0 million. Furthermore, in the mentioned agreement a fixed amount of US$ 2.0 million was arranged, which was cancelled, and another variable amount to be paid on a monthly basis, that results from applying a 4.5% on the amounts accrued on each prior calendar month as rental and admission fees, net of certain expenses, during 5 years from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos during such period.

Condominio del Alto – Performance of Exchange Agreement

On November 14, 2013 APSA and Condominios del Alto S.A. (Condominios) executed a conveyance deed whereby Condominios conveyed upon APSA freehold and full possession of the units agreed in exchange. Upon such execution, APSA stated that the mortgage on the property has been fully discharged.

Acquisition of IDB Development Corporation Ltd. (IDBD)

On May 7, 2014, a transaction was closed whereby the Company, acting indirectly through Dolphin Netherlands B.V. (DN B.V.), subsidiary of Dolphin Fund Limited (DFL), an investment fund incorporated under the laws of the Island of Bermuda and subsidiary of the Group, acquired, jointly with C.A.A. Extra Holdings Limited, a non-related company incorporated under the laws of the State of Israel controlled by Mordechay Ben Moshé (hereinafter, “ETH”), 106.6 million common shares in IDB Development Corporation Ltd. (hereinafter, “IDBD”) representing 53.33% of its stock capital, under the scope of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd., with its creditors. Under the terms of the agreement entered into between DFL and E.T.H. M.B.M. Extra Holdings Ltd., a controlled company of Mordechay Ben Moshé, to which DN B.V. and ETH adhered, DN B.V., jointly with other third party investors acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date. As of June 30, 2014, IRSA’s indirect interest in IDBD was 23%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions and disposals (Continued)

Under the purchase agreement, DN B.V. and ETH have promised to participate on a joint and several basis in any capital increases resolved by IDBD’s Board of Directors in order to implement its business plan for 2014 and 2015, for at least NIS 300 million in 2014 and NIS 500 million in 2015 (equivalent to approximately US$ 87.4 million and US$ 145.7 million at the exchange rate prevailing as of June 30, 2014). To date, DN B.V. and ETH have contributed NIS 231.09 million of the NIS 300 million committed for 2014.
Moreover, under the purchase agreement, DN B.V. and ETH jointly and severally committed to make one or more tender offers for acquiring shares in IDBD for a total amount of NIS 512.09 million (equivalent to approximately US$ 149.2 million at the exchange rate prevailing as of June 30, 2014) as per the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million for a price per share of NIS 8.344 (subject to adjustment); and (ii) before December 31, 2016, an amount of at least NIS 512.09 million less the offer made in 2015, for a price per share of NIS 8.7612 (subject to adjustment). As security for the performance of the tender offers, 28,020,191 shares in IDBD held by DN B.V. were pledged at the closing of the transaction.

In addition, the purchase agreement provides that DN B.V. and ETH shall jointly and severally pay to the creditors who are parties to the above mentioned restructuring agreement an additional amount of NIS 100 million (equivalent to approximately US$ 29.1 million at the exchange rate prevailing as of June 30, 2014) in the event that IDBD consummates the sale of its interest in its subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and always provided that: (i) the sales price is not less than NIS 4,200 million (equivalent to approximately US$ 1,223.8 million at the exchange rate prevailing as of June 30, 2014); and (ii) the closing of the transaction occurs before June 30, 2015, with IDBD having received by this last date a payment of not less than NIS 1,344 million (gross) (equivalent to approximately US$ 391.6 million).

On May 12, 2014, IDBD’s shares became listed on the Tel Aviv Stock Exchange, Israel. Consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the Tel Aviv Stock Exchange Regulations which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date.

Pursuant to the provisions of IDBD’s rights offering memorandum dated June 9, 2014, on June 26, 2014, 1,322,500 rights to subscribe for shares and warrants were granted by IDBD to DN B.V. at a ratio of 1 for every 40 shares held, which were exercised after year-end, on July 1, 2014. Later on, during IDBD’s rights issuance process, DN B.V. and ETH acquired 0.89 million additional rights for NIS 2.83 million, equivalent to approximately US$ 0.83 million, out of which 50% correspond to DN B.V. and 50% to ETH pursuant to the above mentioned agreement signed between them. These rights are recognized at their fair value and are recorded in the balance sheet in the line derivative financial instruments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions and disposals (Continued)

In July 2014, the rights offered by IDBD under the scope of the offering allowed to subscribe for 13 common shares of IDBD for a price of 65 NIS (5 NIS per share) and 27 warrants, 9 of each series (series 1,
2 and 3) to be issued by IDBD, at no cost. Each warrant issued by IDBD will allow to acquire one common share in IDBD. Series 1 matures on November 1, 2014 and is exercisable at 5.50 NIS per warrant. Series 2 matures on May 1, 2015 and is exercisable at 6 NIS per warrant. Series 3 matures on December 1, 2015 and is exercisable at 6.50 NIS per warrant.

As a result of the exercise of the rights received as mentioned above, consummated on July 1, 2014, DN B.V. received 17.32 million shares and 11.99 million warrants under Series 1, 2 and 3.  ETH received the same number of rights and therefore acquired the same number of shares and warrants as DN B.V. In addition, as a result of the exercise of the rights purchased, consummated on July 1, 2014, DN B.V. acquired 5.79 million shares and 4.01 million warrants under Series 1, 2 and 3. ETH also acquired the same number of shares and warrants as DN B.V.

As a result of the IDBD’s rights offering, the number of pledged shares as security for IBDB’s tender offers assumed by DN B.V. was increased to an aggregate of 29,937,591. In addition, pursuant to the Tel Aviv Stock Exchange regulations, 53,784,922 shares and 335,715 warrants under each of Series 1, 2 and 3 remained in escrow under the terms mentioned above.

After year-end, during the period from July 9 to July 14, 2014, DN B.V. acquired through transactions in the open market 0.42 million shares and 0.34 million additional Series 2 warrants for NIS 1.77 million, equivalent to approximately US$ 0.52 million. 50% of such shares and Series 2 warrants were sold to ETH pursuant to the provisions of the above mentioned agreement signed between the parties.

As of the date of issuance of these consolidated financial statements, DN B.V. held an aggregate of 76,620,163 shares, 15,998,787 Series 1 warrants, 16,170,392 Series 2 warrants and 15,998,787 Series 3 warrants of IDBD, resulting in an undiluted holding of 28.99% and a fully diluted holding of 31.37% in IDBD. IDBD’s Board of Directors is composed of nine members, three of whom were appointed by DN B.V., namely, Eduardo Elsztain, Alejandro Elsztain and Saúl Zang.

As DFL is a subsidiary that qualifies as a VCO under the exemption contained in IAS 28 mentioned in Note 2.3 (d), the Group has valued its interest in IDBD at fair value with changes in the income statement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions and disposals (Continued)

Acquisition of common shares of Supertel Hospitality, Inc. (“Supertel”)

On January 9, 2014, the Group, through its subsidiary, Real Estate Strategies L.P. (“RES”), granted a loan to Supertel for an amount of US$ 2 million. This loan included a conversion option whereby RES was allowed to apply the aggregate amount of the loan to purchase common shares of Supertel under a “Subscription Rights Offering” or convert the loan directly into common shares of Supertel. Additionally, as from February 2012, the Group holds two financial instruments in Supertel, preferred shares and warrants which are still held on the balance sheet date (see acquisitions in the fiscal year 2012 below for a description of such acquisition). On June 6, 2014, RES exercised its conversion right to acquire 1,250,000 common shares at US$ 1.60 per share. As a result of this acquisition, the Group – through RES – acquired a 26.9% equity interest in Supertel.

The fair value of the Group’s investment in Supertel was based on the fair value of its net assets. Supertel main assets consist of 65 hotels in United States operated by various hotel chains. The Group has allocated the price paid at the fair value of net assets acquired based on the information available on the balance sheet date. Such fair value amounted to Ps. 31.5 million, resulting in a gain on the acquisition of Ps. 15.5 million, which has been recognized under “Share of profit of associates and joint ventures” in the income statements for fiscal year ended June 30, 2014.

Acquisition of building next to Shopping Alto Palermo

On May 22, 2014 APSA acquired commercial premises with an area of 40 m2, next to our shopping Alto Palermo, located on the ground floor of the building located in Av. Santa Fe 3255/57/59 in an amount of US$ 3.8 million.

Significant sale of investment properties

On January 14, 2014, IRSA signed the transfer deed for the sale of the 11th floor and seven parking units of the Building Maipú 1300. The total price of the transaction was Ps. 9.6 million (US$ 1.4 million). Such transaction generated a gain before tax of approximately Ps. 7.9 million.

On January 24, 2014, IRSA signed the transfer deed for the sale of the 7th floor and 28 parking units of the Building Bouchard 551. The total price of the transaction was Ps. 124.6 million equivalents to US$ 16.0 million. Such transaction generated a gain before tax of approximately Ps. 99.9 million.

On November 15, 2013 IRSA signed the transfer deed for the sale of the 12th floor and two parking units of the Building Maipú 1300 and two parking units of the Building Libertador 498. The total price of the transaction was Ps. 9.0 million (US$ 1.5 million). Such transaction generated a gain before tax of approximately Ps. 7.5 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions and disposals (Continued)

On April 1, 2014, IRSA signed the transfer deed for the sale of the 5th and 6th floor and complementary units in the building Costeros Dique IV. The total price of the transaction was Ps. 12.4 million (US$ 1.5 million). Such transaction generated a gain before tax of approximately Ps. 10.5 million.
On April 7, 2014, IRSA signed the transfer deed  for the sale of the 21th and 22th floors and two parking units of the Building Maipú 1300 and four parking units of the Building Libertador 498. The price of the transaction was Ps. 24.1 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 20.2 million.

On April 10, 2014, IRSA signed the transfer deed for the sale of the 2nd floor of the Building Avenida de Mayo 589 and ten parking units of the Building Rivadavia 565. The total price of the transaction was Ps. 24.2 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 20.3 million.

On May 6, 2014, IRSA signed the transfer deed for the sale of the Building Constitución 1159. The total price of the transaction was Ps. 23.3 million (US$ 2.9 million). Such transaction generated a gain before tax of approximately Ps. 13.4 million.

On May 14, 2014, IRSA signed the transfer deed for the sale to Transportadora de Caudales Juncadella of the unit 449 of the 8th floor of the Building Bouchard 551. The price of the transaction was Ps. 61.8 (US$ 7.7 million). Such transaction generated a gain before tax of approximately Ps. 50.3 million.

On May 19, 2014, IRSA signed the transfer deed for the sale to Inco Sociedad Anónima de Inversión, Industria y Comercio of the unit 1 of the ground floor of the Building Maipú 1300. The price of the transaction was Ps. 6.5 (US$ 0.8 million). Such transaction generated a gain before tax of approximately Ps. 5.5 million.

Transactions with non-controlling interest

Futuros y Opciones.com S.A.

On December 20, 2013 Cresud sold 14,812 non-transferable nominative common shares, with a nominal value of Ps. 1 each and entitled to one vote per share, representing a 0.9075% interest of FyO for a total amount of Ps. 0.1 million.

Ps. (million)
Sale’s collected value	0.11
Increase in non-controlling interest	(0.21)
Reserve recorded in shareholders’ equity	(0.10)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

BRASILAGRO

During the current fiscal year, the Group sold 10,400 shares of Brasilagro, representing a 0.02% interest, for a total amount of Ps. 0.27 million. Consequently, the Company recognized an increase in non-controlling interest for an amount of Ps. 0.25 million and an increase in equity attributable to holders of the parent of Ps. 0.02 million. The effect on shareholders’ equity of this change in the equity interest in Brasilagro is summarized as follows:

Ps. (million)
Carrying amount of the non-controlling interests sold by the Group	(0.25)
Consideration collected	0.27
Reserve recorded in shareholders’ equity	0.02

On the other hand, on September 2, 2013, Brasilagro approved a share repurchase program for up to 3,511,130 common shares and for up to an aggregate amount not to exceed the balance of profits or available reserves disclosed in Brasilagro’s latest financial statements. As of June 30, 2014, Brasilagro purchased 99,900 common shares for an aggregate amount of Rs. 1.9 million. Below is a summary of the effects of such transaction on shareholders’ equity:

Ps. (million)
Amount paid for repurchase	(4.94)
Decrease in non-controlling interest	4.92
Reserve recorded in shareholders’ equity	(0.02)

IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations, for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of common shares or Global Depositary Shares (GDS) representing 10 common shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the Company’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share. On September 18, 2013 the Board of Directors approved an increase to the maximum price, raising it to Ps.10 per common share and US$ 10.50 per GDS. On October 15, 2013, the Board of Directors approved a new increase to the maximum price, raising it to Ps.11.00 per common share and US$ 11.50 per GDS. On October 22, 2013 the Board of Directors approved a new increase to the maximum price, raising it to Ps.14.50 per common share and US$ 15.00 per GDS. During the fiscal year ended June 30, 2014, the Company purchased 533,947 common shares (N.V. Ps. 1 per share) for a total amount of Ps. 5.2 million and 437,075 GDS (representing 4,370,750 common shares) for a total amount of US$ 5.2 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

On June 10, 2014, the Board of Directors of IRSA resolved to terminate the stock repurchase plan that was approved by resolution of the Board on July 25, 2013, and modified by resolutions adopted on September 18, 2013, October 15, 2013 and October 22, 2013. During the term of the Stock Repurchase Plan, IRSA has repurchased 4,904,697 shares for an aggregate amount of Ps. 37,905,631.

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

On October 11, 2012 Brasilagro sold Horizontina, a field of land located in Tasso Fragoso, State of Maranhão, Brazil for a total amount of Rs. 75 million (Ps. 174.8 million). The payments were collected as follows: an initial payment of Rs. 1 million, Rs. 26 million in October, 2012 and Rs. 45 million upon execution of the conveyance, on January 22, 2013. The remaining balance as of June 30, 2014 amounts to Rs. 3 million, and its collection is subject to compliance with certain conditions. The gain of the sale was Ps. 53.9 million less commission, expenses and taxes.

The Horizontina field had an area of 14,359 hectares and was acquired on March 10, 2010 by the subsidiary Inmobiliaria Ceibo for a total amount of Rs. 37.7 million.

On April 25, 2013, Brasilagro sold a total area of 394 hectares of Araucaria field. The establishment, located in the municipality of Mineros – GO was acquired in 2007 and had, at the time of sale, a total area of 9,862 hectares.

The sale was priced at Rs. 11.7 million (Ps. 26.6 million). The buyer made an initial payment of Rs. 1.7 million and remaining balance will be collected in eight installments every six month. The first installment of Rs. 2.1 million was collected in August, 2013 and the second installment, of Rs. 2.0 million, in March, 2014. The remaining balance as of June 30, 2014 will be collected in four semi-annual installments. The last installment is due at the moment of the execution of the title deed, in August, 2016. The Group recognized a gain for the sale of the Araucaria field for an amount of Rs. 6.7 million (equivalent to Ps. 12.6 million).

On May 10, 2013, Brasilagro sold a total area of 4,895 hectares of Cremaq field. The establishment, located in the municipality of Ribeiro Gonçalves-PI, Brazil was purchased in 2007 and had, at the time of sale, a total area of 32,702 hectares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

The sale was priced at Rs. 42.1 million (Ps. 96.3 million). The buyer made an initial installment of Rs. 4.6 million and the remaining balance will be collected in five installments. The first installment of Rs. 4.3 million was collected in August, 2013, the second, of Rs 4.0 million was collected in October 2013 and the third, of Rs.17.5 million, in June 2014. The remaining balance at June 30, 2014 will be collected in two annual installments, on June 30, 2015 and at the moment of the execution of the title deed, in June, 2016. The Group recognized a gain for the sale Cremaq field of Rs. 26.5 million (Ps. 53.2 million).
Transactions with non-controlling interests

IRSA

During the fiscal year 2013, the Group acquired an additional 1.25% interest in IRSA for a total consideration of Ps. 45.8 million. This resulted in a decrease in non-controlling interests of Ps. 33.9 million and a decrease in equity attributable to owners of the parent of Ps. 11.9 million. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	33.9
Consideration paid for non-controlling interests	(45.8)
Reserve recorded within parent’s equity	(11.9)

APSA

During the fiscal year 2013, the Group, through IRSA and E-Commerce Latina S.A., acquired an additional 0.1% interest in APSA for a total consideration of Ps. 2.3 million. This resulted in a decrease in non-controlling interests of Ps. 0.8 million and a decrease in equity attributable to the owners of the parent of Ps. 1.5 million. The effect of changes in the ownership interest of APSA on the equity attributable to owners of the Group is summarized as follows:

	Ps. (million)
Carrying amount of group’s interest acquired of			0.8
Consideration paid for non-controlling interests			(2.3)
Reserve recorded within parent’s equity	(i	)	(1.5)

                       (i) The Reserve includes Ps. 0.5 million for non-controlling interest

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

Arcos del Gourmet S.A.

On June 07, 2013, the Group, through APSA, acquired an additional 1.815% equity interest of its controlled company Arcos for a total amount of US$ 0.8 million. The carrying amount of the non-controlling interest in Arcos on the date of acquisition was Ps. 7,357 (representing an 11.815% interest). This resulted in an increase in non-controlling interest of Ps. 857 and a decrease in equity attributable to owners of the parent of Ps. 3,687. The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos is summarized as follows:

	Ps. (million)
Carrying amount of group’s interest acquired of			0.8
Consideration paid for non-controlling interests			(4.5)
Reserve recorded within parent’s equity	(i	)	(3.7)

                            (i)     The reserve includes Ps. 1.4 million for non-controlling interest

Acquisition of joint venture

On November 29, 2012, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes for Ps. 25.9 million. Additionally, APSA paid Ps. 6.1 million, subject to the acquisition of the remaining 50% of the shares of La Rural S.A.. According to contract’s terms, the amount paid will be returned to the Company, in case mentioned acquisition is not completed. Under the acquisition agreement, APSA is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”) who owns the remaining 50%. Thus, APSA is the owner of an indirect interest of 25% in LRSA, whose main asset consists of an usufruct agreement on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fé Avenues and Oro street, in the city of Buenos Aires (the “Predio Ferial”) entered into with SRA in 1999, owner of such Predio Ferial.

The fair value of the APSA’s investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the rights of use being the main asset. APSA has allocated the price paid at the fair value of the net assets acquired.  Such allocation and the goodwill were recognized under the line “Investments in associates and joint venture” in the statement of financial. The amount of Ps. 6.1 million has been included as an asset, in the line trade and other receivables.

The fair value of the rights of use has been determined by the application of the discounted cash flow method. This estimate considered a discount rate that reflects the market assessments regarding uncertainties in terms of the cash flow amount and timing. The amount of net future cash flows was estimated based on the specific features of the property, the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts, revenues growth rates and discount rates are among the most important assumptions used in the valuation.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

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

Disposal of financial assets

During the fiscal year 2013, the Group sold 17,105,629 ordinary shares of Hersha, Hospitality Trust (Hersha) for a total amount of US$ 92.5 million. Consequently, as of the end of year, the Group’s interest in Hersha’s capital stock decreased from 9.13% (at the beginning of the year) to 0.49%.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

The following chart shows the consideration paid by the Group, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

11.27.2012
Consideration paid:	Ps. (million)
Cash	118.4
Total consideration paid	118.4
Fair value of the interest in Rigby’s equity held before the business combination	227.4
Total consideration	345.8
Recognized balances of acquired identifiable assets and assumed liabilities:
Cash and cash equivalents	0.5
Investments properties (Note 10)	679.2
Restricted assets (i)	11.8
Trade and other receivables	2.3
Borrowings	(252.8)
Trade and other payables	(12.1)
Deferred income tax liabilities (Note 28)	(26.1)
Total net identifiable assets	402.8
Non-controlling interest	(102.7)
Goodwill (Note 13)	45.7
Total	345.8
(i)	Corresponds to cash held in escrow as security deposits and taxes paid in advance by tenants.

The acquisition-related costs (which amount to Ps. 2.6 million) were charged under “General and Administrative Expenses” line in the income statements.

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

The Group recognized gains of Ps. 124.1 million derived from the reassessment of the fair value of the 49% interest held in Rigby before the business combination. In addition, all exchange gains (losses) accumulated in shareholder’s equity from the interest held in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating results, net" line in the income statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

The incomes Rigby has generated since November 27, 2012 and that have been disclosed in the consolidated income statements amount to Ps. 40.9 million. Rigby has also run a net gain of Ps. 8.1 million during said period. If Rigby had been included in the consolidation since July 1, 2012, the consolidated income statements would have shown pro-forma revenues in the amount of Ps. 2,202.9 million and pro-forma net income of Ps. 297.5 million.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

Acquisition of joint ventures

Nuevo Puerto Santa Fe S.A.

On August 18, 2011, the Group, through APSA, acquired a 50% interest in Nuevo Puerto Santa Fe S.A. (“NPSF”), an Argentine-based company in the Province of Santa Fe (La Ribera Shopping). The purchase price was US$ 4.5 million payable over equal and consecutive monthly installments through February, 2013.

Transactions with non-controlling interests

IRSA

During the fiscal year ended June 30, 2012, the Group acquired an additional 6.5% interest in IRSA for a total consideration of Ps. 158.9 million. This resulted in a decrease in non-controlling interests of Ps. 178.5 million and an increase in equity attributable to owners of the parent of Ps. 19.6 million. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the Group is summarized as follows:

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

APSA

During the fiscal year ended June 30, 2012, the Group acquired an additional 0.038% interest in APSA for a total consideration of Ps. 0.8 million. This resulted in a decrease in non-controlling interests of Ps. 0.4 million. The effect of changes in the ownership interest of APSA on the equity attributable to owners of the Group is summarized as follows:

	Ps. (million)
Carrying amount of group’s interest acquired of			0.3
Consideration paid for non-controlling interests			(0.7)
Loss on acquisition recorded within parent’s equity	(i	)	(0.4)

(i)	The Reserve includes Ps. 0.2 million for non-controlling interest

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions and disposals (Continued)

Arcos del Gourmet S.A.

On September 7, 2011, the Group, through APSA, acquired an additional 8.185 % interest in its subsidiary Arcos for a total consideration of US$ 4.5 million. The carrying amount of the non-controlling interest in Arcos on the date of acquisition was Ps. 0.8 million (representing a 20% interest). Consequently, the Group recognized an increase in non-controlling interest for an amount of Ps. 0.2 million and a decrease in interest attributable to the shareholders’ of the controlling parents of Ps. 16.0 million. The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos is summarized as follows:

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

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

Contribution to Don Mario S.G.R.

On June 29, 2012, the Group, through APSA, effectively made a contribution in the amount of Ps. 10 million to Don Mario S.G.R., a reciprocal guarantee company under Argentine law. The SGRs are legal entities created for promoting financing for small and medium businesses (PYMEs) and for reactivating national economy. The SGRs are funded through the contributions of investors who, in turn, obtain tax benefits. The SGRs act in their capacity of guarantors for PYMEs in relation to the borrowings they receive from financial institutions. The funds received are generally invested in fixed-term deposits by the SGRs. The Group has received five shares with a nominal value of Ps. 0.005. These shares are symbolic and merely represent the Group’s rights in the investment. These shares do not grant control or significant influence over the entity’s activities. APSA must maintain the investment in the SGR for a period of 2 years in order to make use of the tax benefit.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

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

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date in which the selling party evidences to the buying party with a certified copy that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the mentioned administrative easement. As of the balance sheet date, evidence of such notice has not been provided.

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

This transaction was subject to certain conditions precedent, among which the Group through APSA should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, APSA should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever occurs earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permissions and authorizations to be carried out in APSA's future units. At June 30, 2014, the two conditions have not been fulfilled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions and disposals (Continued)

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

In general, acquisitions effected by the Group are within the scope of the Antitrust Law. In this cases, the Group directly requests authorization. In other cases, the Group may request the Antitrust Commision to issue a prior statement about whether a particular transaction should be either notified or submitted for approval by the Group.

As of June 30, 2014, the following cases are pending resolution by the Antitrust Commision:

(i)  The Group requested the Antitrust Commission to issue a statement about the Group's obligation to either notify or submit for approval the acquisition of the property formerly owned by Nobleza Piccardo S.A.I.C.Y F.. The Antitrust Commision stated that the operation had to be notified. The Group appealed this decision. Subsequently, the Court of Appeals confirmed the Antitrust Commission’s decision regarding the obligation to notify and, therefore, on February 23, 2012, local form F1 was filed, which is being processed as of the date hereof.

(ii) Purchase of Arcos shares: On December 3, 2009 the Group requested that the CNDC issued a ruling on the notification requirement. The CNDC confirmed that the transaction had to be notified; as a result, notice was served in December 2010 and as of the balance sheet date it is still pending.

(iii) Acquisition of shares in Nuevo Puerto Santa Fe (NPSF): On August 23, 2011 the Group informed the CNDC of the direct and indirect acquisition of NPSF (APSA directly acquired 33.33% of NPSF and indirectly a 16.66% through its controlled company Torodur SA). To date, the transaction is pending approval.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions and disposals (Continued)

(iv) Acquisition of shares in Entertainment Holdings SA (EHSA): On December 7, 2012, the Group informed the CNDC of the acquisition of shares in EHSA, which indirectly owns 50% of La Rural S.A. – a company that operates a convention center known as Predio Ferial de Palermo. As of the balance sheet date, the transaction is pending approval by the CNDC.

(v) On November 20, 2009, after the sale of the building Edificio Costeros Dique II, the Group applied to the Antitrust Commision for a consultative opinion on whether IRSA had to notify that transaction or not. The Antitrust Commision stated that there was an obligation to notify the situation. The Group appealed against this decision, but it was confirmed at court. As a consequence, on December 5, 2011, we notified the transaction, which was authorized through Resolution SCI N°. 38, on April 30, 2013.

On June 16, 2012, the Group sold to Cabaña Don Francisco S.A. certain Costeros Dique IV’s functional units, to be used for office space, and complementary units to be used for parking. In addition, the Company assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the Antitrust Commision as to the need to report such transaction. The inquiry was decided through Ruling SCI 68 issued on May 21, 2014 and provided that the transaction was except from the notification requirement.

4.           Financial risk management

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

Foreign exchange risk and associated derivative financial instruments:

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

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the Group’s US dollar-denominated (US$) and new Israeli shekel (NIS), net carrying amounts of its financial instruments broken down by functional currency in which the Group operates for the years ended June 30, 2014 and 2013. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position (Liability) / Asset		Net monetary position (Liability) / Asset
	June 30, 2014 (Restated)		June 30, 2013
Functional currency	US$	NIS	US$	NIS
Argentine Peso	(4,866,439)	-	(2,669,347)	-
Brazilian Reais	68,525	-	11,444	-
Uruguayan Peso	(63,254)	-	(40,859)	-
Bolivian Peso	(68,464)	-	2,342	-
US Dollar	-	(86,581)	-	-
Total	(4,929,632)	(86,581)	(2,696,420)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would generate an additional loss before income tax for the year ended June 30, 2014, 2013 and 2012 for an amount of Ps. 492.96 million, Ps. 269.6 million and Ps. 228.6 million, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statements.

Moreover, the Group estimates that, all other factors being equal, an appreciation of the NIS to the US$ by 10% as of the balance sheet date would generate an additional loss before tax by Ps. 4.5 million as of June 30, 2014. A depreciation of 10% of the NIS against functional currencies would have the same and opposite effect on the income statements.

This sensitivity analysis provides only a limited, point-in-time view of the foreign exchange risk sensitivity of certain of the Group’s financial instruments. The actual impact of the foreign exchange rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

On the other hand, the Group also uses derivative instruments, such as forward foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2014 and 2013 foreign exchange contracts were pending, for a total amount of (Ps. 36,361) and (Ps. 1,454), respectively.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, the Group’s investment income may fall short of expectations or the Group may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. As of June 30, 2014, the nominal value of rate interest swaps was US$ 10 million and Ps. 280 million, and due between September 1 and December 31, 2014. As of June 30, 2103, the nominal value of rate interest swaps was Ps. 404 million and due on December 1, 2019. These agreements were not subject to hedge accounting. On June 30, 2014 and 2013, the Group recorded an asset in the amount of Ps. 1,089 and Ps. 4,259, respectively, related to the estimated fair value of the swaps on that date. The fair value of swaps was calculated using a discounted cash flow analysis. On June 30, 2014 and 2013, the impact on the fair value of interest rate swaps in the event of a change in interest rates does not materially affect the results of operations or the financial position of the Group.

The Group’s interest rate risk principally arises from long-term borrowings (Note 25). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

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

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) for the years ended June 30, 2014 and 2013. All amounts are shown in thousands of Argentine Pesos, the Group’s presentation currency:

		June 30, 2014 (Restated) Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	386,007	-	-	-	-	386,007
Bolivian Peso	-	-	8,402	-	-	8,402
Brazilian Reais	-	371,981	-	-	-	371,981
US Dollar	5,614,494	-	-	64,672	677,365	6,356,531
Subtotal fixed-rate borrowings	6,000,501	371,981	8,402	64,672	677,365	7,122,921
Floating rate:				-	-
Argentine Peso	1,073,709	-	-	-	-	1,073,709
Bolivian Peso	-	-	-	-	-
Brazilian Reais	-	237,298	-	-	-	237,298
US Dollar	120,630	-	(1)	-	-	120,629
Subtotal variable rate borrowings	1,194,339	237,298	(1)	-	-	1,431,636
Total borrowings as per analysis	7,194,840	609,279	8,401	64,672	677,365	8,554,557
Finance leases	3,290	-	-	-	-	3,290
Total borrowings as per statement of financial position	7,198,130	609,279	8,401	64,672	677,365	8,557,847	(i)

(i)     Includes Ps. 603,021 included in Liabilities directly associated with assets classified as held for sale (Note 44).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

		June 30, 2013 Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	410,733	-	-	-	-	410,733
Brazilian Reais	-	247,728	-	-	-	247,728
US Dollar	3,511,754	-	-	43,397	399,691	3,954,842
Subtotal fixed-rate borrowings	3,922,487	247,728	-	43,397	399,691	4,613,303
Floating rate:
Argentine Peso	851,281	-	-	-	-	851,281
Bolivian Peso	-	-	16,104	-	-	16,104
Brazilian Reais	-	106,165	-	-	-	106,165
US Dollar	127,383	-	-	-	-	127,383
Subtotal variable rate borrowings	978,664	106,165	16,104	-	-	1,100,933
Total borrowings as per analysis	4,901,151	353,893	16,104	43,397	399,691	5,714,236
Finance leases	3,050	-	-	-	-	3,050
Total borrowings as per statement of financial position	4,904,201	353,893	16,104	43,397	399,691	5,717,286

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the years ended June 30, 2014 and 2013. A 1% decrease in floating rates would have an equal and opposite effect on the income statements. The table below shows the Group’s sensitivity to interest rate risks. The amounts are presented in Argentine Pesos.

	June 30, 2014 Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	Total
Floating rate:
Argentine Peso	10.74	-	-	-	10.74
Bolivian Peso	-	-	-	-
Brazilian Reais	-	2.37	-	-	2.37
US Dollar	1.21	-	-	-	1.21
Total effects on Profit before income tax	11.95	2.37	-	-	14.32

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

	June 30, 2013 Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	Total
Floating rate:
Argentine Peso	8.51	-	-	-	8.51
Bolivian Peso	-	-	0.16	-	0.16
Brazilian Reais	-	1.06	-	-	1.06
US Dollar	1.27	-	-	-	1.27
Total effects on Profit before income tax	9.78	1.06	0.16	-	11.00

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

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

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2014 and 2013. The amounts are presented in thousands of Argentine Pesos.

	June 30, 2014 (Restated)
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain/ (loss) for valuation at fair value at year-end
Futures:
Sell
Corn	20,225	1,377	-	1,328	1,090
Soybeans	197,428	1,482	-	1,333	1,317
Wheat	1,100	72	-	6	(132)
Purchase
Corn	2,400	(116)	-	(116)	(117)
Soybeans	4,300	415	-	415	(358)
Wheat	1,700	137	-	137	(227)
Options:
Sell put
Soybeans	16,204	-	-	1,647	4,066
Total	243,357	3,367	-	4,750	5,639

	June 30, 2013
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain/ (loss) for valuation at fair value at year-end
Futures:
Sell
Corn	12,640	235	-	4,058	715
Soybeans	61,760	821	-	28,682	4,431
Options:
Sell put
Soybeans	12,240	-	6,168	7,135	967
Corn	300	3	-	-	(9)
Total	86,940	1,059	6,168	39,875	6,104

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

Gains and losses on commodity-based derivative instruments were Ps. 14.8 million (loss), Ps. 5.1 million (gain) and Ps. 51.1 million (loss) for the years ended June 30, 2014, 2013 and 2012, respectively. These gains and losses are included in “Other operating results, net” in the income statements.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

Other price risk:

The Group is exposed to equity securities price risk because of investments held in entities that are publicly traded (TGLT, Hersha, IDBD, and Supertel), which are classified on the consolidated statement of financial position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

As of June 30, 2014 and 2013 equity investments of the Group amounts to Ps. 117.4 million and Ps. 226.1 million, respectively.

The Group estimates that, other factors being constant, a 10% decrease in equity quoted prices at year-end would decrease profit before income tax for the years ended June 30, 2014, 2013 and 2012. The table below shows the Group’s sensitivity to equity securities price risk.

	Decrease in profit before income tax (in million of Ps.)	Decrease in profit before income tax (in million of Ps.)	Decrease in profit before income tax (in million of Ps.)
Company	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
TGLT	6.4	5.7	6.5
IDB Development Corporation Ltd.	59.3	-	-
Hersha	5.4	3.0	43.3
Supertel	23.3	13.9	15.8
Falkland Holding Ltd.	1.4	1.7	-
Total	95.8	24.3	65.6

(b)	Credit risk management

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 28% and 40% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful account balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See Note 18 for details.

On the other hand, property receivables related to the sale of trading properties represent 26% and 13% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

Agricultural and agro-industrial activities

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feed lot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and, other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 20% and 34% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil and Bolivia. However, Argentina and Brazil together concentrate more than 93% and 89% of the Group’s grain production for the years ended June 30, 2014 and 2013, respectively. Each country has its own established market for the respective grain production. Generally, the entire country’s grain production is sold in the domestic market to well-known multinational exporters such as Molinos, Cargill or Bunge, and/or local exporters. Prices for grains are also generally based on the market prices quoted in the domestic markets which normally take as reference the prices in international grain exchanges such as the Chicago Board of Trade.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

For the year ended June 30, 2014, 10% of sales of crops in Brazil were sold to two well-known exporters, while for the year ended on June 30, 2013, more than 62% of the Group’s combined sales of crops in Argentina and Brazil was sold to three well-known exporters. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

For the years ended June 30, 2014 and 2013, the grain production in Bolivia has not been significant representing only 5% and 9% of the total Group’s crop sales, respectively.

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

The Group’s milk production is also based in Argentina. The Group has historically sold its entire milk production to Mastellone Hnos S.A., which is the largest dairy company in Argentina. Sales to Mastellone amounted to Ps. 50.8 and Ps. 36.1 million for the years ended June 30, 2014 and 2013, respectively, representing 2.8% and 3.4% of the Group’s agricultural consolidated revenue for those years, respectively, and 1% of the Group’s total revenues in both years. Although sales are concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of Mastellone. As milk is a perishable product there is no ability for the Group to mitigate pricing risk through inventory management. The Group negotiates the prices of raw milk on a monthly basis in accordance with domestic supply and demand. Prices for milk are based on a number of factors including fat and protein content, bacteria levels and temperature. However, dairy prices have historically tended to have reasonable correlation with prices of agricultural inputs such as feed and fertilizer, and the Group monitors these relationships in order to adapt its tactics to suit.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Financial risk management (Continued)

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates more than 94.5% of the Group’s total sugar production. Currently, the Group has one farm in Brazil dedicated to sugar production and the entire output is sold to a third-party, ETH Bioenergia S.A. (“ETH”), under an exclusive agreement dated March 2008. ETH is the largest ethanol producer in Brazil. Under the agreement, ETH is contractually obligated to purchase the entire production of two crop cycles of sugarcane comprising six agricultural years with five cuts, with the possibility of extending them for another full agricultural cycle upon prior agreement of the parties. The duration of each cycle may be extended if the parties wish to do so. Currently, the Group is selling to ETH at market price. Sales to ETH amounted to Ps. 106 million and Ps. 148 million for the years ended June 30, 2014 and 2013, respectively, representing el 6% and 14% of the Group’s agricultural consolidated revenue for those years, respectively. Although sales are concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of ETH.

The management does not expect any significant losses resulting from the non-performance by these counterparties.

The maximum exposure to Group’s credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s overall exposure of credit risk arising from trade receivables is set out in Note 18.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Financial risk management (Continued)

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

At June 30, 2014 (Restated)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	914,782	67,232	47,809	16,646	47,322	1,093,791
Borrowings (Excluding finance lease liabilities)	3,555,212	882,910	2,677,153	1,004,124	2,067,023	10,186,422	(ii)
Finance lease	2,130	678	531	-	-	3,339
Derivative financial instruments	53,419	144,808	176,039	-	-	374,266
Total	4,525,543	1,095,628	2,901,532	1,020,770	2,114,345	11,657,818

(ii)	Includes Ps. 603,021 included in Liabilities directly associated with assets classified as held for sale (Note 44).

At June 30, 2013	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	966,808	94,073	30,354	32,429	19,306	1,142,970
Borrowings (Excluding finance lease liabilities)	2,143,947	1,050,346	328,481	1,574,852	1,755,509	6,853,135
Finance lease	1,488	1,408	227	-	-	3,123
Derivative financial instruments	8,691	2,773	-	-	-	11,464
Total	3,120,934	1,148,600	359,062	1,607,281	1,774,815	8,010,692

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Financial risk management (Continued)

(d)	Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 25. The Group’s equity is analyzed into its various components in the statement of changes in equity.

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

The following table details the key metrics in relation to managing its capital structure of the Group.

	June 30, 2014 (Restated)	June 30, 2013
Gearing ratio (i)	71.90%	61.98%
LTV ratio (ii)	189.98%	125.63%

(i)	Calculated as total debt (including current and non-current borrowings) divided by total capital (including equity plus total debt). Share of joint ventures is not considered in the calculation.
(ii)
Calculated as total debt divided by for total property and investments (including trading properties, properties, plant and equipment, investment properties, farmlands and units under barter agreements). Share of joint ventures is not considered in the calculation.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Financial risk management (Continued)

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

5.	Critical accounting estimates, assumptions and judgments

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

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

Goodwill and Intangible assets that are not amortized are tested for impairment on an annual basis, or more frequently if there is any evidence of impairment. For the purposes of the impairment testing, goodwill is to be allocated since acquisition among each of the CGU or groups of cash generating units that are expected to benefit from the synergies of the respective business combinations, regardless of the allocation of other assets or liabilities owned by the acquired entity to these cash-generating units or groups of cash-generating units.

If the recoverable amount of an asset or CGU is lower than its carrying amount, the carrying value of the asset or CGU is thus written down to its recoverable value. The impairment losses are recorded immediately in the income statements.

Given the nature of its assets and activities, most of the Group’s individual assets do not generate cash flows that are independent of those from CGU. Therefore, the Group estimates the recoverable amount of the CGU for the purposes of the impairment test. Generally, each shopping center, office building and undeveloped property is considered to be an independent CGU.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

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

There were no indications of impairment in any of the reported years. Therefore, the Group carried out impairment tests only on such CGU to which goodwill was allocated and/or an intangible asset that is not amortized.

The following table shows the amounts of goodwill and non-current assets other than goodwill of the CGUs where goodwill was allocated at the date of acquisition for each of June 30, 2014 and 2013:

CGU	Country	Segment	Method of valuation	06.30.14 (Restated)	06.30.13
Abasto	Argentina	Shopping Centers	(i)	3,307	3,307
Alto Palermo	Argentina	Shopping Centers	(i)	3,608	3,608
Arcos del Gourmet S.A.	Argentina	Shopping Centers		20,873	20,873
Bouchard 551	Argentina	Offices and other rental properties	(i)	2,878	2,878
Museo Renault	Argentina	Offices and other rental properties	(i)	-	-
Madison (ii)	United States	International	(i)	-	51,069
Santa María del Plata	Argentina	Sales and development	(i)	4,535	4,535
Torre Bank Boston	Argentina	Offices and other rental properties	(i)	4,873	4,873
Conil	Argentina	Sales and development	(i)	344	344
Jatobá	Brasil	Agriculture	(i)	2,721	1,792
Chaparral	Brasil	Agriculture	(i)	2,046	1,347
Cremaq	Brasil	Agriculture	(i)	2,415	1,304
Araucaria	Brasil	Agriculture	(i)	3,250	1,995
				50,850	97,925
Closing value of non-current assets other tan goodwill (iii)				1,918,578	2,514,952
Total assets allocated to CGUs				1,969,428	2,612,877

(i)	The following table details the models used for each segment.
(ii)	The building is classified as held for sale as of June 30, 2014. See Note 44.
(iii)	Non-current assets include investment properties (primarily shopping centers and offices), properties, plant and equipment; intangible assets and net working capital.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

The Group carried out the impairment test on these CGU on the basis of its value in use and determined that no impairment should be recognized on the value of these assets for any of the reported years.

For the CGU included in segments “International”, “Offices and others” and “Shopping centers” ” the Group uses the fair value of investment property estimated by independent appraisers. The involvement of an independent appraiser is required according to CNV Resolution No. 576/10.

For purposes of calculating the fair value for impairment tests and/or to disclose it in a note to the financial statements the Group uses various valuation techniques: discounted cash flows, capitalization method and market comparables, depending on the type of ownership involved, as indicated below.

Under the cash flows model, or discounted cash flows independent appraisers estimate the amount of net future cash flows based on the specific features of each property (including but not limited to location, sales, occupation and turnout, useful lives, among others), existing agreements, market information and future forecasts as of the valuation date. Net income forecasts and revenues growth rates are among the most important assumptions used in the valuation. This estimate also considers the discount rates that reflect the market assessments regarding uncertainties in terms of the cash flow amount and timing. Any inaccuracy in the most sensitive assumptions used by the appraisers may result in differences in the fair value of the Group’s properties.

During the fiscal year ended June 30, 2014, the Group decided to modify the methodology previously used to determine fair market values of its shopping centers, shifting from discounted cash flows as of June 2013 to capitalization method in June 2014.

The methodology used by the Group involves simulation models in which the current annual operating income flows of a given property is considered to be a stabilized flow in perpetuity, which is divided by a capitalization rate derived from market comparables. This rate is adjusted by existing differences with the comparables in major features such as size, location and/or condition of asset, in order to determine its fair value. The Group considers that the new methodology reflects more reliably the fair market value of its shopping centers as it is based on the current annual net operating income of Group’s assets and uses market information to determine the capitalization rate; as such, it is a more transparent valuation method internationally recognized in the industry. In addition, it is the same valuation methodology used to determine shopping centers’ value by other companies, hence, it is more useful to make comparisons against such valuations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

As of June 30, 2014 and 2013 fair value of investment was computed using an average capitalization rate of approximately 10% (a 9% to 12% range was considered)

Generally, an increase in the annual flow of operating income will lead to an increase in the fair value of investment properties. An increase in the capitalization rate will lead to a decline in the fair value of investment properties.

The Group has modified the fair market value of its shopping centers as of June 30, 2013 to render it comparable with the value as of June 30, 2014.

This modification was solely introduced for those assets that are currently operating and generate an annual flow of net operating income. Where such information was not observable, the discounted cash flow or comparable methods continue to be used.

Under the model of sales comparison approach (or comparable market data), the sale price of comparable property located nearby is adjusted by the differences in the most significant features of such property, such as, size and condition. The most relevant data included in this method is the price per square meter.

The following table details the models used for each segment:

CGU	06/30/14 (Restated)	06/30/13
Operating Shopping Center Properties	Capitalization	Capitalization (*)
Non-operating Shopping Center Properties	Discounted cash flows / Comparable market data	Discounted cash flows / Comparable market data
Offices and other rental properties	Comparable market data	Comparable market data
International	Discounted cash flows	Discounted cash flows
Sales and developments	Comparable market data	Comparable market data
Agriculture	Comparable market data	Comparable market data

(“) Previously, the Group used discounted cash flow.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

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

(c) Biological assets and agricultural produce at the point of harvest

The Group measures biological assets that have attained significant biological growth and agricultural produce at the point of harvest at fair value less costs to sell. Biological assets include mainly unharvested crops, beef and dairy cattle, sheep and sugarcane plantations. The agricultural produce includes harvested crop, raw meat, raw milk, wool and others.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

The following table shows the stages and average periods where the Group’s crops have a significant biological growth, based on agronomical studies and other inputs:

Argentina

Crops	Total days (planting/harvest)	Average days (planting/harvest)	Significant Biological Growth	Total days (planting/ significant growth)	Average days (planting/ significant growth)
Wheat/barley	From 150 to 180	165	7 (milk grain stage)	From 110 to 140	125
Corn	From 150 to 180	165	R3 (milk grain stage)	From 80 to 110	95
Sorghum	From 150 to 180	165	7 (milk grain stage)	From 80 to 110	95
Soybeans	From 120 to 160	140	R5 (beginning of seed filling)	From 75 to 90	82.5
Sunflowers	From 120 to 150	135	R6 (end of flowering stage)	From 80 to 100	90
Cotton	From 130 to 180	155	3 (end of flowering stage)	From 90 to 120	105

Bolivia

Crops	Total days (planting/harvest)	Average days (planting/harvest)	Significant Biological Growth	Total days (planting/ significant growth)	Average days (planting/ significant growth)
Wheat	From 100 to 112	106	7 (milk grain stage)	From 80 to 90	85
Corn	From 125 to 135	130	R3 (milk grain stage)	From 88 to 96	92
Sorgo	From 110 to 130	120	7 (milk grain stage)	From 80 to 90	85
Soybean	From 110 to 125	117	R5 (beginning of seed filling)	From 75 to 90	82.5
Girasol	From 105 to 115	110	R6 (end of flowering stage)	From 75 to 85	80

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

These crops are also grown in Brazil. Production, harvesting and sale timescales in this country may differ from the ones already mentioned since, given the country’s particular climate, there are specific crops that may be produced in winter as well as in summer, unlike in Argentina.

The following table shows the production process for each of Group’s most significant crops and oilseeds, reflecting the average periods at which each stage of production occurs:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

Argentina

Crops	Planting	Harvesting	Selling
Soybeans	Between September and December	Between April and June	From April onwards
Soybeans (second harvest)	Between November and January	Between May and July	From May onwards
Corn / Sorghum	Between October and December	Between May and August	From May onwards
Wheat	Between June and August	Between November and January	From November onwards
Sunflowers	Between September and October	Between February and March	From February onwards
Cotton	Between November and December	Between July and August	From July onwards

Bolivia

Crops	Planting	Harvesting	Selling
Summer Soybeans	Between October and December	Between April and May	From April onwards
Winter Soybeans	Between June and July	Between October and November	From October onwards
Winter Corn / Sorghum	Between May and June	Between September and November	From September onwards
Wheat	Between April and May	Between August and September	From August onwards
Sunflowers	Between April and June	Between August and September	From August onwards
Corn / Summer Sorghum	Between October and December	Between March and May	From March onwards

Brazil

Crops	Planting	Harvesting	Selling
Soybeans	Between October and December	Between February and May	From February onwards
Corn	Between October and November	Between March and May	From March onwards
Corn (2)	Between February and March	Between June and July	From June onwards
Sugarcane	Between January and May	Between April and November	From April and November

Sugarcane:

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. This crop’s production requires specific weather conditions (tropical and subtropical climates) because it is a perennial and long-term crop with an average life cycle of five years. Each sugarcane planting generally yields five harvests. Once the production life cycle is over, crop renewal is brought about. Sugarcane planting is done between January and June each year, while harvesting and subsequent sale take place between April and November each year. The Group recognizes these crops at a fair value net of costs of sales from the moment of planting.

Other biological assets:

The mares, sheep and tree plantations are measured at fair value les costs to sell at birth or acquisition date, accordingly.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

Fair value of biological assets:

When an active market exists for biological assets, the Group uses the quoted market price in the principal market as a basis to determine the fair value of its biological. Live cattle is measured at fair value less selling costs, based on market quoted at an auction involving cattle of the same age, breed and genetic merit adjusted, if applicable, to reflect any difference. When there is no active market or market-determined prices are not available, (for example, unharvested crops with significant growth), the Group determines the fair value of a biological asset in its present location and condition based on the present value of expected net cash flows from the biological asset discount (“DCF”). The DCF model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Key assumptions utilized in the DCF method include future market prices, estimated yields at the point of harvest and estimated future costs of harvesting and other costs.

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

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used may result in a significant increase or decrease to the fair value of biological assets recognized at any given time. Cash flows are projected based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value. (The valuation models and their assumptions are reviewed periodically, and, if necessary, adjusted.)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

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

Argentina

As of June 30, 2014, 2013 and 2012, a decrease of 10% in estimated market prices, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 26.2 million, Ps. 7.4 million and Ps. 6.7 million, respectively. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

As of June 30, 2014, 2013 and 2012, an increase of 10% in estimated costs, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 14 million, Ps. 3.6 million and Ps. 3.9 million, respectively. A decrease of 10% in estimated costs, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharversted crops.

As of June 30, 2014, 2013 and 2012, a decrease of 10% in estimated yield, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 18.5 million, 5.8 million and Ps. 3.1 million, respectively. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

Brazil

As of June 30, 2014 and 2013, a decrease of 10% in estimated market prices, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 6.7 million, Ps. 21.6 million and Ps. 16.9 million, respectively. An increase of 1% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops and sugarcane plantations.

As of June 30, 2014, 2013 and 2012, an increase of 10% in estimated costs, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 24.8 million, Ps. 15.6 million and Ps. 11.6 million, respectively. An increase of 1% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

As of June 30, 2014, 2013 and 2012, a decrease of 10% in estimated yields, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 23.5 million, Ps. 15.6 million and Ps. 11.6 million, respectively. An increase of 1% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

Bolivia

As of June 30, 2014, 2013 and 2012, a decrease of 10% in estimated market prices, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 6.0 million, Ps. 5.4 million and Ps. 4.3 million. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

As of June 30, 2014, 2013 and 2012, an increase of 10% in estimated costs, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 3.7 million, Ps. 3.0 million and Ps. 1.7 million, respectively. A decrease of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

As of June 30, 2014, 2013 and 2012, a decrease of 10% in estimated yield, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 3.7 million, Ps. 3.4 million and Ps. 3.1 million, respectively. An increase of 10% in estimated yield, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.   Critical accounting estimates, assumptions and judgments (Continued)

(f) Allowance for doubtful accounts

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

The Group assesses the realizability of deferred tax assets, by considering whether it is probable that some portion or all of the deferred tax assets will not be realized. In order to make this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. See Note 28 for details.

6.    Segment information

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

The Group’s Agricultural business is further comprised of eight reportable segments (the reporting segments of crops, cattle, dairy, sugarcane and agricultural leases and services are included within “Agriculture” activities):

•
The "Crops" Segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Group is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation; the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign.

•	The "Cattle" Segment consists of breeding, purchasing and/ or fattening of free-range beef cattle for sale to meat processors and local livestock auction markets.

•	The "Dairy" Segment consists of breeding and/ or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers.

•	The "Sugarcane" Segment consists of planting, harvesting and sale of sugarcane.

•	The “Agriculture Rentals and Services” Segment consists of services (for example: irrigation) and leasing of the Group’s farms to third parties.

•	The “Land transformation and sales” Segment comprises gains from the disposal and development of farmlands activities.

•
The “Agro-industrial” Segment consists of feedlot farming and the slaughtering and processing in the meat refrigerating plant. Feedlot farming is distinctive and requires specific care and diets which differ from those provided to free-range cattle. This activity represents a separate operating segment due to the distinctive characteristics of the cattle feedlot system and the industrialized meat processing in the packing plant.

•	The “Other Segments” column consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure includes the brokerage activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

The Group’s Urban Properties and Investments business is further comprised of six operative segments:

•
The “Shopping centers” Segment includes results from the commercial exploitation and development of shopping centers. Such results originate mainly from the lease and the delivery of services related to the lease of commercial facilities and other spaces in the Group’s shopping centers.

•	The “Offices and others” Segment includes the operating results of the Group’s lease and service revenues of office space and other service revenues related to the office activities.

•	The “Sales and developments” Segment includes the operating results of the sales of undeveloped parcels of land and/or trading properties, and the results related with its development and maintenance.

•	The “Hotels” Segment includes the operating results of the Group’s hotels principally comprised of room, catering and restaurant revenues.

•	The “International” Segment includes the return on investments in associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country.

•	The “Financial operations and others” Segment primarily includes the financial activities carried out by Tarshop S.A. and Grupo Banco Hipotecario S.A., etc.

For ease of presentation, the following table present summarized information for the two lines of business of the Group, i.e. agriculture and Urban Properties and Investments activities. The following tables represent the reportable segments of each of the Group’s lines of business.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the years ended June 30, 2014 and 2013:

	Year ended June 30, 2014 (Restated)
	Agricultural business (I)	Urban Properties and Investments (II)	Total
Revenues	1,812,108	2,897,865	4,709,973
Costs	(2,617,972)	(1,397,785)	(4,015,757)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,172,739	-	1,172,739
Changes in the net realizable value of agricultural produce after harvest	(17,447)	-	(17,447)
Gross Profit	349,428	1,500,080	1,849,508
Gain from disposal of investment properties	-	230,918	230,918
Gain from disposal of farmlands	91,356	-	91,356
General and administrative expenses	(239,654)	(300,066)	(539,720)
Selling expenses	(208,932)	(150,109)	(359,041)
Other operating results, net	(29,516)	(47,922)	(77,438)
(Loss) / Profit from operations	(37,318)	1,232,901	1,195,583
Share of profit / (loss) of associates and joint ventures	11,479	(436,766)	(425,287)
Segment (Loss) / Profit	(25,839)	796,135	770,296

Investment properties	51,432	3,540,437	3,591,869
Property, plant and equipment	2,417,078	237,860	2,654,938
Trading properties	-	143,059	143,059
Goodwill	10,428	24,784	35,212
Units to be received under barters	-	85,077	85,077
Assets held for sale	-	1,357,866	1,357,866
Biological assets	651,582	-	651,582
Inventories	432,634	17,220	449,854
Investments in associates and joint ventures	37,226	1,966,019	2,003,245
Total segment assets	3,600,380	7,372,322	10,972,702

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

	Year ended, June 30, 2013
	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	1,355,430	2,327,308	3,682,738
Costs	(2,045,779)	(1,205,786)	(3,251,565)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	888,493	-	888,493
Changes in the net realizable value of agricultural produce after harvest	11,756	-	11,756
Gross Profit	209,900	1,121,522	1,331,422
Gain from disposal of investment properties	-	177,999	177,999
Gain from disposal of farmlands	149,584	-	149,584
General and administrative expenses	(154,231)	(198,772)	(353,003)
Selling expenses	(173,976)	(117,231)	(291,207)
Other operating results, net	3,899	92,425	96,324
Profit from operations	35,176	1,075,943	1,111,119
Share of profit/ (loss) of associates and joint ventures	9,191	(20,864)	(11,673)
Segment Profit	44,367	1,055,079	1,099,446

Investment properties	25,317	4,306,984	4,332,301
Property, plant and equipment	1,675,420	231,734	1,907,154
Trading properties	-	129,677	129,677
Goodwill	6,438	75,852	82,290
Units to be received under barters	-	93,225	93,225
Biological assets	402,594	-	402,594
Inventories	239,011	16,428	255,439
Investments in associates and joint ventures	31,223	1,154,830	1,186,053
Total segment assets	2,380,003	6,008,730	8,388,733

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

	Year ended June 30, 2012
	Agricultural business (I)	Urban Properties and Investments (II)	Total
Revenues	1,092,634	1,913,916	3,006,550
Costs	(1,619,868)	(971,766)	(2,591,634)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	708,706	-	708,706
Changes in the net realizable value of agricultural produce after harvest	2,600	-	2,600
Gross Profit	184,072	942,150	1,126,222
Gain from disposal of investment properties	-	116,689	116,689
Gain from disposal of farmlands	45,490	-	45,490
General and administrative expenses	(149,286)	(177,862)	(327,148)
Selling expenses	(116,540)	(95,991)	(212,531)
Other operating results, net	(61,729)	(36,497)	(98,226)
(Loss) / Profit from Operations	(97,993)	748,489	650,496
Share of profit/ (loss) of associates and joint ventures	5,655	8,028	13,683
Segment (Loss) /Profit	(92,338)	756,517	664,179

Investment properties	30,398	3,481,800	3,512,198
Trading properties	-	218,295	218,295
Property, plant and equipment	1,675,841	228,033	1,903,874
Goodwill	5,927	11,059	16,986
Units to be received under barters	-	93,225	93,225
Biological assets	366,102	-	366,102
Inventories	240,207	15,659	255,866
Investments in associates and joint ventures	27,452	1,216,845	1,244,297
Total segment assets	2,345,927	5,264,916	7,610,843

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group for the years ended June 30, 2014, 2013 and 2012:

	June 30, 2014 (Restated)
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Others segments	Total Agricultural business
Revenues (i)	836,822	90,315	53,935	123,851	29,142	1,134,065	-	554,084	123,959	1,812,108
Costs	(1,540,681)	(160,660)	(104,334)	(206,751)	(17,374)	(2,029,800)	(8,228)	(479,689)	(100,255)	(2,617,972)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	868,351	145,321	62,840	96,227	-	1,172,739	-	-	-	1,172,739
Changes in the net realizable value of agricultural produce after harvest	(17,624)	177	-	-	-	(17,447)	-	-		(17,447)
Gross Profit / (Loss)	146,868	75,153	12,441	13,327	11,768	259,557	(8,228)	74,395	23,704	349,428
Gain from disposal of farmlands	-	-	-	-	-	-	91,356	-	-	91,356
General and administrative expenses	(148,986)	(27,811)	(5,879)	(28,261)	(2,729)	(213,666)	(1,156)	(16,880)	(7,952)	(239,654)
Selling expenses	(117,860)	(13,831)	(2,244)	(4,871)	(777)	(139,583)	(3,872)	(54,751)	(10,726)	(208,932)
Other operating results, net	(28,276)	(1,914)	(588)	(552)	(299)	(31,629)	(116)	(868)	3,097	(29,516)
Profit / (Loss) from Operations	(148,254)	31,597	3,730	(20,357)	7,963	(125,321)	77,984	1,896	8,123	(37,318)
Share of profit / (loss) of associates and joint ventures	11,003	33	-	-	-	11,036	-	-	443	11,479
Segment Profit / (Loss)	(137,251)	31,630	3,730	(20,357)	7,963	(114,285)	77,984	1,896	8,566	(25,839)

Investment properties	-	-	-	-	51,432	51,432	-	-	-	51,432
Property, plant and equipment	1,701,388	158,507	19,451	423,902	9,794	2,313,042	51,534	18,930	33,572	2,417,078
Goodwill	6,745	-	-	3,025	-	9,770	-	-	658	10,428
Biological assets	154,630	316,816	37,263	142,873	-	651,582	-	-	-	651,582
Inventories	303,754	32,535	-	-	-	336,289	-	22,875	73,470	432,634
Investments in associates and joint ventures	34,315	103	-	-	-	34,418	-	-	2,808	37,226
Total segment assets (II)	2,200,832	507,961	56,714	569,800	61,226	3,396,533	51,534	41,805	110,508	3,600,380

(i)
From all of the Group’s revenues corresponding to agricultural business, Ps. 1,277.62 million is originated in Argentina and Ps. 534.49 million in other countries, principally Brazil for Ps. 415.02 million.

(ii)
From all of the Group’s assets included in the segment corresponding to agricultural business, Ps. 1,252.06 million is located in Argentina and Ps. 2,348.32 million in other countries, principally Brazil for Ps. 1,727.36 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

	June 30, 2013
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rentals and services	Agricultural Subtotal	Land Transformation And Sales	Agro-industrial	Other segments	Total Agricultural business
Revenues (i)	750,376	82,939	38,818	160,259	30,834	1,063,226	-	208,921	83,283	1,355,430
Costs	(1,227,832)	(147,290)	(74,826)	(302,206)	(12,052)	(1,764,206)	(5,675)	(204,681)	(71,217)	(2,045,779)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	572,081	79,336	40,741	197,317	-	889,475	-	-	(982)	888,493
Changes in the net realizable value of agricultural produce after harvest	11,801	(45)	-	-	-	11,756	-	-	-	11,756
Gross Profit / (Loss)	106,426	14,940	4,733	55,370	18,782	200,251	(5,675)	4,240	11,084	209,900
Gain from disposal of farmlands	-	-	-	-	-	-	149,584	-	-	149,584
General and administrative expenses	(90,141)	(13,719)	(3,125)	(24,163)	(4,416)	(135,564)	(572)	(10,986)	(7,109)	(154,231)
Selling expenses	(116,120)	(11,359)	(1,813)	(4,006)	(1,671)	(134,969)	(10,623)	(21,507)	(6,877)	(173,976)
Other operating results, net	(7,530)	(1,857)	(412)	(27)	(582)	(10,408)	(75)	(1,305)	15,687	3,899
Profit / (Loss) from Operations	(107,365)	(11,995)	(617)	27,174	12,113	(80,690)	132,639	(29,558)	12,785	35,176
Share of profit / (loss) of associates and joint ventures	8,117	-	-	-	-	8,117	-	-	1,074	9,191
Segment Profit / (Loss)	(99,248)	(11,995)	(617)	27,174	12,113	(72,573)	132,639	(29,558)	13,859	44,367

Investment properties	-	-	-	-	25,317	25,317	-	-	-	25,317
Property, plant and equipment	1,115,211	136,824	21,440	303,283	456	1,577,214	58,026	20,287	19,893	1,675,420
Goodwill	4,443	-	-	1,995	-	6,438	-	-	-	6,438
Biological assets	56,395	197,202	28,134	111,063	-	392,794	-	-	9,800	402,594
Inventories	201,729	23,617	-	939	-	226,285	-	10,419	2,307	239,011
Investments in associates and joint ventures	28,858	-	-	-	-	28,858	-	-	2,365	31,223
Total segment assets (ii)	1,406,636	357,643	49,574	417,280	25,773	2,256,906	58,026	30,706	34,365	2,380,003

(i)
From all of the Group’s revenues corresponding to agricultural business, Ps. 803.9 million is originated in Argentina and Ps. 551.5 million in other countries, principally Brazil for Ps. 453.2 million.

(ii)
From all of the Group’s assets included in the segment corresponding to agricultural business, Ps. 883.1 million is located in Argentina and Ps. 1,496.9 million in other countries, principally Brazil for Ps. 1,190.1 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

	June 30, 2012
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rentals and services	Agricultural Subtotal	Land transformation and sales	Agro-industrial	Other segments	Total Agricultural business
Revenues (i)	636,831	134,088	30,168	98,882	25,333	925,302	-	112,280	55,052	1,092,634
Costs	(1,051,867)	(175,595)	(57,841)	(167,921)	(2,567)	(1,455,791)	(4,653)	(113,314)	(46,110)	(1,619,868)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	513,404	78,982	34,010	82,251	-	708,647	-	-	59	708,706
Changes in the net realizable value of agricultural produce after harvest	2,460	140	-	-	-	2,600	-	-	-	2,600
Gross Profit / (Loss)	100,828	37,615	6,337	13,212	22,766	180,758	(4,653)	(1,034)	9,001	184,072
Gain from disposal of farmlands	-	-	-	-	-	-	45,490	-	-	45,490
General and administrative expenses	(86,771)	(14,926)	(2,939)	(19,429)	(3,700)	(127,765)	(507)	(7,389)	(13,625)	(149,286)
Selling expenses	(88,464)	(11,599)	(1,247)	-	(1,318)	(102,628)	(1,003)	(7,617)	(5,292)	(116,540)
Management fees	-	-	-	-	-	-	-	-	-	-
Other operating results, net	(56,910)	(2,376)	(460)	(12)	(579)	(60,337)	(79)	136	(1,449)	(61,729)
Profit / (Loss) from Operations	(131,317)	8,714	1,691	(6,229)	17,169	(109,972)	39,248	(15,904)	(11,365)	(97,993)
Share of profit / (loss) of associates and joint ventures	6,018	-	-	-	-	6,018	-	-	(363)	5,655
Segment Profit / (Loss)	(125,299)	8,714	1,691	(6,229)	17,169	(103,954)	39,248	(15,904)	(11,728)	(92,338)

Investment properties	-	-	-	-	30,398	30,398	-	-	-	30,398
Property, plant and equipment	1,182,139	169,060	14,545	222,050	2,363	1,590,157	55,555	21,303	8,826	1,675,841
Goodwill	4,090	-	-	1,837	-	5,927	-	-	-	5,927
Biological assets	57,102	183,817	25,987	96,389	-	363,295	-	-	2,807	366,102
Inventories	193,534	40,597	1,596	2,474	1,950	240,151	-	-	56	240,207
investments in associates and joint ventures	25,563	-	-	-	-	25,563	-	-	1,889	27,452
Total segment assets (ii)	1,462,428	393,474	42,128	322,750	34,711	2,255,491	55,555	21,303	13,578	2,345,927

(i)
From all of the Group’s revenues corresponding to agricultural business, Ps. 662.6 million is originated in Argentina and Ps. 430.0 million in other countries, principally Brazil for Ps. 347.2 million.

(ii)
From all of the Group’s assets included in the segment corresponding to agricultural business, Ps. 797.7 million is located in Argentina and Ps. 1,548.2 million in other countries, principally Brazil for Ps. 1,287.2 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

       (ii)  Urban Properties and Investments

The following tables present the reportable segments of the Urban Properties and Investments line of business of the Group for the years ended June 30, 2014, 2013 and 2012:

	June 30, 2014 (Restated)
	Shopping Center Properties	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investments
Revenues (i)	2,048,516	340,862	85,531	331,562	90,820	574	2,897,865
Costs	(969,597)	(115,070)	(34,963)	(216,768)	(60,404)	(983)	(1,397,785)
Gross Profit / (Loss)	1,078,919	225,792	50,568	114,794	30,416	(409)	1,500,080
Gain from disposal of investment properties	(82)	-	231,000	-	-	-	230,918
General and administrative expenses	(101,538)	(41,945)	(37,466)	(59,585)	(59,476)	(56)	(300,066)
Selling expenses	(73,427)	(20,751)	(13,706)	(42,335)	-	110	(150,109)
Other operating results, net	(46,568)	(3,060)	8,137	(2,680)	(895)	(2,856)	(47,922)
Profit / (Loss) from Operations	857,304	160,036	238,533	10,194	(29,955)	(3,211)	1,232,901
Share of profit / (loss) of associates and joint ventures	-	(895)	6,368	789	(616,313)	173,285	(436,766)
Segment Profit / (Loss)	857,304	159,141	244,901	10,983	(646,268)	170,074	796,135

Investment properties	2,275,053	834,480	423,442	-	-	7,462	3,540,437
Property, plant and equipment	20,455	36,415	3,744	175,745	1,501	-	237,860
Trading properties	1,484	-	141,575	-	-	-	143,059
Goodwill	8,582	11,661	4,541	-	-	-	24,784
Units to be received under barters	9,264	-	75,813	-	-	-	85,077
Assets held for sale (iii)	-	-	-	-	1,357,866	-	1,357,866
Inventories	10,625	-	584	6,011	-	-	17,220
Investments in associates and joint ventures	-	23,208	38,289	22,129	628,658	1,253,735	1,966,019
Total segment assets (ii)	2,325,463	905,764	687,988	203,885	1,988,025	1,261,197	7,372,322

(i)	From all of the Group’s revenues corresponding to urban properties and investment business, Ps. 2,807 million is originated in Argentina and Ps. 91 million in United States.
(ii)
From all of the Group’s assets included in urban properties and investment business, Ps. 5,273 million is located in Argentina and Ps. 2,099 million in other countries, principally in United States for Ps. 1,988 million.

(iii)	See Note 44 for details.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

	June 30, 2013
	Shopping Center Properties	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investments
Revenues (i)	1,625,013	292,355	141,996	225,836	40,905	1,203	2,327,308
Costs	(772,987)	(122,159)	(106,558)	(169,071)	(33,494)	(1,517)	(1,205,786)
Gross Profit / (Loss)	852,026	170,196	35,438	56,765	7,411	(314)	1,121,522
Gain from disposal of investment properties	-	-	177,999	-	-	-	177,999
General and administrative expenses	(67,596)	(34,984)	(32,901)	(49,883)	(13,158)	(250)	(198,772)
Selling expenses	(58,908)	(11,360)	(16,456)	(28,919)	-	(1,588)	(117,231)
Other operating results, net	(45,020)	(247)	6,342	(369)	135,082	(3,363)	92,425
Profit / (Loss) from Operations	680,502	123,605	170,422	(22,406)	129,335	(5,515)	1,075,943
Share of profit / (loss) of associates and joint ventures	-	(2,514)	1,569	83	(82,552)	62,550	(20,864)
Segment Profit / (Loss)	680,502	121,091	171,991	(22,323)	46,783	57,035	1,055,079

Investment properties	2,249,180	857,782	447,363	-	744,587	8,072	4,306,984
Property, plant and equipment	17,385	29,830	3,972	180,348	199	-	231,734
Trading properties	1,484	106	128,087	-	-	-	129,677
Goodwill	8,582	11,661	4,540	-	51,069	-	75,852
Units to be received under barters	9,264	-	83,961	-	-	-	93,225
Inventories	10,003	-	463	5,962	-	-	16,428
Investments in associates and joint ventures	-	23,385	32,759	21,339	802	1,076,545	1,154,830
Total segment assets (ii)	2,295,898	922,764	701,145	207,649	796,657	1,084,617	6,008,730

(i)	From all of the Group’s revenues corresponding to urban properties and investment business, Ps. 2,286 million is originated in Argentina and Ps. 41 million in United States, respectively.
(ii)
From all of the Group’s assets included in the urban properties and investment business, Ps. 5,131 million is located in Argentina and Ps. 877 million in other countries, principally in United States for Ps. 797 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

	June 30, 2012
	Shopping Center Properties	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investments
Revenues (i)	1,321,589	254,729	162,750	170,012	-	4,836	1,913,916
Costs	(633,473)	(99,027)	(119,623)	(117,956)	-	(1,687)	(971,766)
Gross Profit	688,116	155,702	43,127	52,056	-	3,149	942,150
Gain from disposal of investment properties	-	-	116,689	-	-	-	116,689
General and administrative expenses	(58,324)	(36,058)	(36,473)	(37,873)	(8,838)	(296)	(177,862)
Selling expenses	(44,175)	(10,049)	(21,136)	(22,788)	-	2,157	(95,991)
Other operating results, net	(23,126)	(5,804)	(6,820)	(1,526)	43	736	(36,497)
Profit / (Loss) from Operations	562,491	103,791	95,387	(10,131)	(8,795)	5,746	748,489
Share of profit / (loss) of associates and joint ventures	-	-	1,046	(134)	(77,135)	84,251	8,028
Segment Profit / (Loss)	562,491	103,791	96,433	(10,265)	(85,930)	89,997	756,517

Investment properties	2,139,447	980,178	362,175	-	-	-	3,481,800
Trading properties	-	-	218,295	-	-	-	218,295
Property, plant and equipment	15,989	26,359	4,164	181,322	199	-	228,033
Goodwill	1,667	9,392	-	-	-	-	11,059
Units to be received under barters	9,264	-	83,961	-	-	-	93,225
Inventories	10,394	-	474	4,791	-	-	15,659
Investments in associates and joint ventures	-	-	28,727	21,256	118,326	1,048,536	1,216,845
Total segment assets (ii)	2,176,761	1,015,929	697,796	207,369	118,525	1,048,536	5,264,916
(i)	The Group’s revenues are entirely originated in Argentina.
(ii)
From all of the Group’s assets included in the urban properties and investment business, Ps. 5,085 million is located in Argentina and Ps. 180 million in other countries, principally in United States for Ps. 119 million, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

For segment reporting purposes the operating results of Cresca, Cyrsa, Nuevo Puerto Santa Fe, Canteras Natal Crespo, Baicom Networks and Quality Invest joint venture operations are presented on a proportionate format. The proportionate format presents the net income from the equity-accounted joint venture on a line-by-line basis rather than as a single line item as IFRS requires to be shown in the consolidated income statements. Management considers that given that the assets underlying both the consolidated and equity-accounted operations are similar and the drivers of their results are similar, that the proportionate consolidation format is a more useful way to understand the performance of the agricultural business. This is because the proportionate format aggregates both revenue and expense items rather than netting them for equity accounted ventures and only reflecting their performance as a single line item of profit or loss. As a result, the proportionate format is what the CODM considers in assessing and understanding the performance and results of operations of the agricultural business as a whole.

Moreover, operating results of Entertainment Holding S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of La Rural S.A..

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

At the time of assessing the performance of business segments and deciding upon the allocation of resources, the Executive Committee uses information on operating income, assets and liabilities of each such segment. In the Consolidated Financial Statements, the transactions and balances between related parties which may affect more than one segment are eliminated. In order to obtain clear information that may be useful for Management’s decision making, the Group has defined that, as from the nine month period ending March 31, 2014, such transactions will not be eliminated for segment reporting purposes.

The comparative information presented as from such period has been adjusted retrospectively for the sake of comparability.

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the income statements. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	June 30, 2014 (Restated)
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Income statements
Revenues	4,709,973	(67,888)	(38,074)	4,604,011
Costs	(4,015,757)	64,660	36,505	(3,914,592)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,172,739	(20,086)	-	1,152,653
Changes in the net realizable value of agricultural produce after harvest	(17,447)	-	-	(17,447)
Gross Profit / (Loss)	1,849,508	(23,314)	(1,569)	1,824,625
Gain from disposal of investment properties	230,918	-	-	230,918
Gain from disposal of farmlands	91,356	-	-	91,356
General and administrative expenses	(539,720)	3,447	2,334	(533,939)
Selling expenses	(359,041)	5,949	366	(352,726)
Other operating results, net	(77,438)	3,561	(1,131)	(75,008)
Profit from Operations before share of Profit / (Loss) of Associates and Joint Ventures	1,195,583	(10,357)	-	1,185,226
Share of profit/ (loss) of associates and joint ventures	(425,287)	16,636	-	(408,651)
Profit from operations before Financing and Taxation	770,296	6,279	-	776,575

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

	June 30, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter- segment transactions	Total Income statements
Revenues	3,682,738	(142,659)	(11,528)	3,528,551
Costs	(3,251,565)	120,774	10,296	(3,120,495)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	888,493	(1,749)	-	886,744
Changes in the net realizable value of agricultural produce after harvest	11,756	-	-	11,756
Gross Profit / (Loss)	1,331,422	(23,634)	(1,232)	1,306,556
Gain from disposal of investment properties	177,999	-	-	177,999
Gain from disposal of farmlands	149,584	-	-	149,584
General and administrative expenses	(353,003)	4,846	1,774	(346,383)
Selling expenses	(291,207)	11,632	112	(279,463)
Other operating results, net	96,324	2,398	(654)	98,068
Profit from Operations before share of Profit / (Loss) of Associates and Joint Ventures	1,111,119	(4,758)	-	1,106,361
Share of profit / (loss) of associates and joint ventures	(11,673)	1,855	-	(9,818)
Profit from operations before Financing and Taxation	1,099,446	(2,903)	-	1,096,543

	June 30, 2012
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter- segment transactions	Total Income statements
Revenues	3,006,550	(130,386)	(16,315)	2,859,849
Costs	(2,591,634)	112,729	14,686	(2,464,219)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	708,706	(7,760)	-	700,946
Changes in the net realizable value of agricultural produce after harvest	2,600	120	-	2,720
Gross Profit / (Loss)	1,126,222	(25,297)	(1,629)	1,099,296
Gain from disposal of investment properties	116,689	-	-	116,689
Gain from disposal of farmlands	45,490	-	-	45,490
General and administrative expenses	(327,148)	4,512	1,959	(320,677)
Selling expenses	(212,531)	11,902	168	(200,461)
Other operating results, net	(98,226)	5,343	(498)	(93,381)
Profit from Operations before share of Profit / (Loss) of Associates and Joint Ventures	650,496	(3,540)	-	646,956
Share of profit / (loss) of associates and joint ventures	13,683	(10,887)	-	2,796
Profit from operations before Financing and Taxation	664,179	(14,427)	-	649,752

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.   Segment information (Continued)

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. According to the analysis above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Total reportable assets as per Segment Information	10,972,702	8,388,733	7,610,843
Deconsolidation of investment properties	(137,253)	(160,900)	(215,838)
Deconsolidation of property, plant and equipment	(272,982)	(65,700)	(55,320)
Deconsolidation of trading properties	(5,908)	(20,160)	(125,433)
Deconsolidation of goodwill	(5,235)	(5,238)	(846)
Deconsolidation of biological assets	(10,899)	(1,902)	(2,168)
Deconsolidation of inventories	(10,083)	(3,063)	(2,419)
Deconsolidation of investments in associates and joint ventures	372,094	300,810	260,519
Total assets as per the Statement of Financial Position	10,902,436	8,432,580	7,469,338

7.    Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries. See breakdown of Group, their percentage of ownership interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3.a).

Restrictions, commitments and other matters in respect of subsidiaries

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s subsidiaries under this law have not reached the legal limits of these reserves. Dividends distribution of Group’s subsidiaries is on the basis of their separate financial statement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.   Information about subsidiaries (Continued)

IRSA

IRSA’s dividends are paid when and if declared by its board of directors and approved by its shareholders’ meeting. In accordance with IRSA’s dividend policy, the amount of dividends that could be declared in each fiscal year shall not exceed the higher of (i) 20% of the aggregate gross revenue from leases and services of its Office and other Rental Properties segment for its most recent fiscal year; and (ii) 20% of the net income as per IRSA’s consolidated income statements for its most recent fiscal year.

However, the amount of dividends payable is subject to the payment restrictions imposed by IRSA’s borrowing agreements (i.e. IRSA NCN due 2017 and IRSA NCN due 2020).

APSA

Arcos del Gourmet S.A.

The Group committed with the Government of the City of Buenos Aires to execute the works for Arcos del Gourmet S.A. As of June 30, 2014 and 2013 works total Ps. 236,202 and Ps. 136,313, respectively.

At June 30, 2014, contractual obligations mainly correspond to constructions regarding the mentioned project and amount to Ps. 234 million. On December 10, 2013, the Judicial Branch confirmed an injunction order that suspends the opening of the shopping center on the grounds that it does not have certain governmental permits. Even though the construction has all regulatory permits in place, the Company is carrying out specific actions, has challenged the ruling, and has requested that the injunction be lifted and has reasonable expectations of a favorable result. On April 10, 2014 the Government of the City of Buenos Aires granted a new environmental clearing certificate.

On the other hand, in one of the two judicial processes (amparos – actions intended to protect constitutional rights) currently being heard, “Charlon, Marcelo Alejandro and others VS. GCBA on/ Amparo”, the Court of Appeals referred above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. This means the process has concluded with the decision being favorable to us.

As to the other process entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires (FECOBA) and others vs. GCBA on/ Amparo”, on August 29, 2014 the lower court rendered a decision rejecting the case.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.   Information about subsidiaries (Continued)

Shopping Neuquén

The Group entered into an agreement with the Municipality of Neuquén whereby it agreed to build all the Shopping Center in a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. As of, June 30, 2014 and 2013 works in Shopping Neuquén S.A. amount to Ps. 126,799 and Ps. 43,138, respectively.

At June 30, 2014, commercial obligations mainly correspond to constructions regarding the mentioned project and amount to Ps. 205 million. The project is expected to be interrupted until March 2015.

Rigby

The Group guarantees a loan agreement of Rigby up to its interest in its subsidiaries. The loan has an outstanding principal balance of US$ 75 million as of June 30, 2014.

Information on subsidiaries with material non-controlling interests

As mentioned in Note 2.3.a), the following non-controlling interest are considered significant to the Group:

	Equity attributable to non-controlling interest (in millions)
Subsidiary	June 30, 2014 (Restated)	June 30, 2013
IRSA	1,086.7	948.5
Brasilagro	776.5	863.7

The non-controlling interest for the remaining subsidiaries aggregate Ps. 625.7 million and Ps. 418.8 million as of June 30, 2014 and 2013, respectively. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.   Information about subsidiaries (Continued)

Set out below is the summarized financial information for the subsidiaries that have non-controlling interests that are considered material to the Group:

Summarized statements of financial position

	IRSA		Brasilagro
	June 30, 2014 (Restated)	June 30, 2013	June 30, 2014	June 30, 2013
Assets
Non-current assets	6,851,085	6,487,209	2,049,257	1,210,560
Current assets	2,959,021	1,839,320	879,255	667,656
Total assets	9,810,106	8,326,529	2,928,512	1,878,216
Liabilities
Non-current liabilities	4,834,086	3,590,593	239,790	168,553
Current liabilities	2,419,424	1,605,247	655,174	278,594
Total liabilities	7,253,510	5,195,840	894,964	447,147
Net assets	2,556,596	3,130,689	2,033,548	1,431,069

Summarized income statements and statements of comprehensive income

	IRSA			Brasilagro
	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012	June 30, 2014	June 30, 2013	June 30, 2012
Revenues	2,845,176	2,187,180	1,790,316	415,022	453,191	347,217
Profit / (Loss) before income tax	(895,884)	430,055	341,614	(103,791)	56,506	(49,887)
Income tax expense	64,267	(132,847)	(116,938)	54,518	9,044	34,845
Profit / (Loss) for the year	(831,617)	297,208	224,676	(49,273)	65,550	(15,042)
Other comprehensive income / (loss)	442,844	56,799	14,682	-	335,625	(227,587)
Total comprehensive income	(388,773)	354,007	239,358	(49,273)	401,175	(242,629)
Profit / (Loss) attributable to non-controlling interest	49,559	66,081	20,965	-	-	(2,378)
Dividends paid to non-controlling interest	(161,890)	62,190	111,186	-	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.   Information about subsidiaries (Continued)

Summarized cash flows

	IRSA			Brasilagro
	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012	June 30, 2014	June 30, 2013	June 30, 2012
Cash flow from operating activities
Net cash generated from operating activities	1,021,979	863,373	691,882	67,243	(209,447)	9,166
Cash flow from investing activities
Net cash used in investing activities	(917,120)	(45,892)	(246,776)	(34,078)	243,280	(112,252)
Cash flow from financing activities
Net cash used in financing activities	(596,767)	(306,268)	(492,857)	4,947	5,225	(49,888)
Net (decrease) increase in cash and cash equivalents	(491,908)	511,213	(47,751)	38,112	39,058	(152,974)
Cash and cash equivalents at beginning of year	796,902	259,169	301,559	197,113	151,063	304,038
Foreign exchange gain on cash and cash equivalents	304,913	26,520	5,361	85,124	6,992	52,980
Cash and cash equivalents at end of year	609,907	796,902	259,169	320,349	197,113	204,044

The information above is the corresponding to balances and transactions before inter-company eliminations.

8.   Interests in joint ventures

General information

The accounting policy used by the Group to value its interest in joint ventures, materiality criteria and other relevant information concerning these investments are described in Note 2.3 (e).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8. Interests in joint ventures (Continued)

The table below lists the Group’s investments and the values of interests in joint ventures for the fiscal years ended June 30, 2014, 2013 and 2012:

					Value of Group's interest in equity		Group's interest in comprehensive income			% of ownership interest held
					June 30,		June 30,			June 30,			Last financial statement issued
Name of the entity	Place of business / country of incorporation	Main activity	Nature of the relationship	Common shares 1 vote	2014 (Restated)	2013	2014 (Restated)	2013	2012	2014 (Restated)	2013	2012	Share capital (nominal value)	Income (loss) for the year	Shareholders' Equity
Quality Invest S.A. (1)	Argentina	Real State	(2)	70,314,342	65,927	64,246	1,181	(3,056)	(23,921)	50%	50%	50%	140,629	2,383	129,803
Nuevo Puerto Santa Fe S.A.	Argentina	Commercial real estate	(3)	138,750	26,869	21,982	4,874	2,729	(254)	50%	50%	50%	27,750	10,129	43,132
Canteras Natal Crespo S.A.	Argentina	Real State	(4)	-	-	-	-	(870)	(1,235)	-	-	50%	-	-	-
Cyrsa S.A. (1)	Argentina	Real State	(5)	119,608,531	154,982	132,380	22,602	15,898	3,039	50%	50%	50%	239,217	45,206	304,459
Puerto Retiro S.A. (1)	Argentina	Real State	(6)	23,067,250	56,809	56,856	(1,828)	(1,434)	(1,080)	50%	50%	50%	46,135	(3,657)	31,298
Baicom Networks S.A.	Argentina	Real State	(7)	4,701,455	3,566	3,701	(475)	(580)	(328)	50%	50%	50%	9,403	(951)	6,579
Cresca S.A.	Paraguay	Agricultural	(8)	N/A	63,881	21,644	1,997	(7,978)	(9,509)	50%	50%	50%	67,979	(2,051)	185,095
Entertainment Holdings S.A	Argentina	Investment	(9)	22,395,574	23,268	23,385	(838)	(2,516)	-	50%	50%	-	44,791	(1,596)	39,627
Entretenimiento Universal S.A. (11)	Argentina	Event organization and others	(10)	300	(59)	-	(47)	-	-	50%	-	-	12	(1,073)	(2,372)
					395,243	324,194	27,466	2,193	(33,288)

(1)	It is deemed material to the Group.
(2)
Quality Invest S.A. (“Quality”) is a joint venture between the Group and Efesul S.A. and is a company engaged in the exploitation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.).

(3)
Nuevo Puerto Santa Fe S.A. (“NPSF”) is a joint venture of the Group and Grainco S.A, Argentina society. Investment in NPSF includes the right to use and operate a shopping center in the port of the city of Santa Fe, Province of Santa Fe (“La Ribera Shopping”). (Note 3)

(4)
On June 28, 2013 IRSA sold, assigned and transferred to Euromayor S.A. de Inversiones the 100% of its interest in Canteras Natal Crespo S.A. This represents the 50% of Canteras Natal Crespo S.A.’s share capital (see Note 3).

(5)
Cyrsa S.A. (“Cyrsa”) is a joint venture between the Group and Cyrela Brazil Realty S.A. Empreendimentos e Participaçoes, a Brazilian corporation, engaged in developing a residential apartment complex known as "Horizons" in the Northern part of Greater Buenos Aires.

(6)	Puerto Retiro S.A. ("Puerto Retiro") is a joint venture of the Group and Havord Corporation N.V. Puerto Retiro owns an undeveloped parcel of land.
(7)	Baicom Networks S.A. (“Baicom”) is a joint venture between the Group and Héctor Masoero, Octopus S.A. and Rafael Garfunkel. Baicom owns an undeveloped parcel of land.
(8)
Cresca S.A. (“Cresca”) is a joint venture between the Group and Carlos Casado S.A. (“Casado”) with agriculture operations in Paraguay. Brasilagro provides agricultural advisory services to Cresca under a 10-year agreement and receives management fees.

(9)
Entertainment Holdings S.A. is an investment company which principal assets is an indirect interest of 25% in La Rural S.A. (“LRSA”), engaged in the exploitation of the exhibition grounds in Buenos Aires. (Note 3).

(10)	Entretenimiento Universal S.A. is a company engaged in event organization, shows and food services (Note 3).
(11)	Correspond to the result of the period beginning January 1, 2014 and ended June 30, 2014.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.   Interests in joint ventures (Continued)

The shares in these joint ventures are not publicly traded, so they have no listed market price available.

Changes in the Group’s investments in joint ventures for the year ended June 30, 2014 and 2013 were as follows:

	June 30, 2014 (Restated)	June 30, 2013
Beginning of the year	324,194	260,994
Acquisition of Joint Ventures	-	25,899
Capital contribution	43,583	42,892
Disposal of joint ventures	-	(6,534)
Cash dividends (i)	-	(1,250)
Share of profit / (loss)	15,742	(661)
Exchange differences	11,724	2,854
End of the year (ii)	395,243	324,194

(i)	During year 2013, the Group cashed dividends from Nuevo Puerto Santa Fe in the amount of Ps. 1.3 million.
(ii)	Includes a balance of Ps. (59) reflecting investments in companies with negative equity as of June 30, 2014 which is included in “Provisions” (see Note 24).

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

Quality Invest

In March 2011, Quality purchased an industrial plant owned by Nobleza Piccardo S.A.I.C.y F. (“Nobleza”), a major tobacco company in Argentina. The industrial plant is located in San Martin, Province of Buenos Aires, and would be suitable for redevelopment into multiple uses. The purchase price was US$ 33.0 million, of which US$ 9.9 million was already paid and the balance will be paid as from May 31, 2012 in three equal and consecutive annual installments plus interest at 7.5% per annum. The assets have been mortgaged securing the debt. Nobleza sold the plant as part of its plan of relocating its operations. As part of the agreement, Nobleza requested the plant to be leased back to it for a maximum period of three years thus allowing it enough time to gradually moving its operations to the new site. In April 2011, Quality requested the CNDC, to issue an advisory opinion on the obligation to notify the operation or not. Subsequently, the Court of Appeals confirmed the CNDC's decision regarding the obligation to notify and, therefore, on February 23, 2012, form F1 was filed, which is being processed as of the date of these financial statements are issued.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.           Interests in joint ventures (Continued)

Entertainment Holdings S.A.

As stated in Note 3, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)´s capital stock and votes and as a consequence APSA holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio Ferial de Buenos Aires.

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

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, different to the mentioned above.

Cyrsa S.A.

The Group has a pledge over the shares of Cyrsa as collateral in a barter transaction where Cyrsa will deliver residential units to the party who sold the land over which the buildings are being constructed.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.           Interests in joint ventures (Continued)

Puerto Retiro S.A.

In a series of transactions, which occurred between 1999 and 2000, IRSA acquired from an unrelated party, 50% of Puerto Retiro, whose sole asset is an undeveloped parcel of land in the Retiro neighborhood, City of Buenos Aires. Prior to the acquisition, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, whose majority equity interest had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not settled the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government intended to extend the bankruptcy procedures to any company or individual whom, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. Since 2001, IRSA has been vigorously defending against this case. In addition, the government brought a criminal action related to the privatization of Tandanor and, in this context, the court issued a restraining order that prevented Puerto Retiro from selling or mortgaging the property until the facts and potential liabilities are determined by the Court. In addition to the criminal case, once renationalized in 2007, Tandanor brought an action for damages and restitution of the land acquired by Puerto Retiro; notice of this civil action was served in 2013 and in the answer we requested that it be rejected and filed various exceptions. Management with the advice of legal counsel believes that the Group has sufficient meritorious defenses to support the court denial for bankruptcy petition. However, there can be no assurance that the Group’s position will be sustained.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.   Interests in joint ventures (Continued)

Information about significant joint ventures

Set out below is the summarized financial information for each joint venture of the Group, which is considered material as of June 30, 2014 and 2013:

Summarized statements of financial position

	June 30, 2014
	Cyrsa	Puerto Retiro	Quality Invest S.A.	Total
Assets
Total non-current assets	286,950	45,484	132,806	465,240
Current
Cash and cash equivalents	4,144	-	1,572	5,716
Other current assets	44,814	215	902	45,931
Total current assets	48,958	215	2,474	51,647
Total assets	335,908	45,699	135,280	516,887
Liabilities
Non-current
Financial liabilities (i)	-	9,006	1,378	10,384
Other liabilities	-	78	299	377
Total non-current liabilities	-	9,084	1,677	10,761
Current
Financial liabilities (i)	-	4,655	63	4,718
Other liabilities	31,449	662	3,737	35,848
Total current liabilities	31,449	5,317	3,800	40,566
Total liabilities	31,449	14,401	5,477	51,327
Net assets	304,459	31,298	129,803	465,560

	June 30, 2013
	Cyrsa	Puerto Retiro	Quality Invest S.A.	Total
Assets
Total non-current assets	240,060	45,067	134,922	420,049
Current
Cash and cash equivalents	2,424	-	102	2,526
Other current assets	65,075	781	867	66,723
Total current assets	67,499	781	969	69,249
Total assets	307,559	45,848	135,891	489,298
Liabilities
Non-current
Financial liabilities (i)	-	9,002	3,174	12,176
Total non-current liabilities	-	9,002	3,174	12,176
Current
Financial liabilities (i)	141	4,836	1,680	6,657
Other liabilities	48,165	617	4,617	53,399
Total current liabilities	48,306	5,453	6,297	60,056
Total liabilities	48,306	14,455	9,471	72,232
Net assets	259,253	31,393	126,420	417,066

(i)	Excluding trade and other payables and provisions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.   Interests in joint ventures (Continued)

Summarized statement of comprehensive income

	Cyrsa		Puerto Retiro		Quality Invest S.A.		Total
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenues	46,185	234,625	52	-	16,476	14,235	62,713	248,860
Interest income	66,290	22,089	134	99	178	1,018	66,602	23,206
Income tax expense	(25,275)	(17,121)	(187)	(744)	1,796	(437)	(23,666)	(18,302)
Profit/ (loss) for the year	45,206	31,795	(3,657)	(2,868)	2,383	(6,292)	43,932	22,635
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income / (loss) for the year	45,206	31,795	(3,657)	(2,868)	2,383	(6,292)	43,932	22,635
Dividends received	-	-	-	-	-	-	-	-

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

Reconciliation of the summarized financial information presented with regard to the carrying amount of the Group’s interest in material joint ventures is as follows:

	Cyrsa		Puerto Retiro		Quality Invest S.A.		Total
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net assets at beginning of the year	259,253	227,458	31,393	34,261	126,420	67,473	417,066	329,192
Profit/ (loss) for the year	45,206	31,795	(3,657)	(2,868)	2,383	(6,292)	43,932	22,635
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-
Capital contributions	-	-	3,562	-	1,000	65,239	4,562	65,239
Net assets at end of the year	304,459	259,253	31,298	31,393	129,803	126,420	465,560	417,066
Interest held	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Investments in joint ventures	152,229	129,627	15,649	15,696	64,902	63,210	232,780	208,533
Fair value adjustment on acquisition of joint venture	2,753	2,753	41,160	41,160	1,025	1,036	44,938	44,949
Closing net book amount	154,982	132,380	56,809	56,856	65,927	64,246	277,718	253,482

9.   Interests in associates

General information

The accounting policy used by the Group to value its interest in associates, materiality criteria and other relevant information concerning these investments are described in Note 2.3 (d).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.   Interests in associates (Continued)

    The table below lists the Group’s investments and the values of interests in associates for the fiscal years ended June 30, 2014 and 2013:

					Value of Group's interest in equity		Group's interest in comprehensive income			% of ownership interest held
					June 30,		June 30,			June 30,			Last financial statement issued
Name of the entity	Place of business / country of incorporation	Main activity	Nature of the relationship	Common shares 1 vote	2014 (Restated)	2013	2014 (Restated)	2013	2012	2014 (Restated)	2013	2012	Share capital (nominal value)		Income / (Loss) for the year		Shareholders' Equity
Tarshop	Argentina	Consumer financing	(1)	26,759,288	18,861	35,215	(16,349)	2,601	7,829	20%	20%	20%		133,796		(85,940)		177,648
New Lipstick LLC	United States	Real State	(2)	N/A	(176,923)	(39,091)	(154,499)	(88,706)	(63,970)	49.80%	49.87%	49.00%		-	(*)	(34,014)	(*)	(72,764)
Rigby	United States	Real State	(3)	N/A	-	-	-	4,414	1,185	-	74.50%	49.00%		-		-		-
Lipstick Management LLC	United States	Management company	(4)	N/A	1,739	799	900	447	324	49%	49.00%	49.00%		-	(*)	145	(*)	442
BHSA	Argentina	Financing	(5)	446,515,208	1,210,168	1,031,430	187,865	58,744	79,357	29.77%	29.77%	29.77%		1,500,000		606,889		3,974,368
Manibil S.A.	Argentina	Real State	(6)	30,397,880	38,289	32,760	6,369	2,329	1,045	49%	49.00%	49.00%		62,037		12,997		78,121
Banco de Crédito & Securitización S.A.	Argentina	Financing	(7)	3,984,375	13,610	9,901	3,709	1,198	1,263	6.38%	6.38%	6.38%		62,500		39,566		223,996
Bitania 26 S.A.	Argentina	Real State	(8)	4,724,203	22,129	21,340	789	84	(134)	49%	49.00%	49.00%		20,000		1,823		24,413
Agro-Uranga S.A.	Argentina	Agricultural	(9)	893,069	34,418	28,858	11,036	8,117	6,018	35.72%	35.72%	35.72%		2,500		31,995		65,054
Agromanagers S.A.	Argentina	Investment	(10)	981,029	2,808	2,365	443	476	(363)	46.84%	46.84%	46.84%		2,094		945		4,294
Supertel	United States	Hotel	(11)	1,261,723	31,577	-	15,517	-	-	20.19%	-	-		65		(10,849)		30,870
IDB Development Corporation Ltd.	Israel	Investment	(12)	53,300,000	595,342	-	(507,363)			23.00%	-	-	(**)	145		N/A	(**)	(1,322)
Avenida Inc. S.A.	United States	Investment	(13)	3,703,704	11,096	-	(1,944)			24.79%	-	-		1,600		(8,552)		7,448
					1,803,114	1,123,577	(453,527)	(10,296)	32,554

(1)	Tarshop S.A. (“Tarshop”) is primarily engaged in credit card and loan origination activities.
(2)	New Lipstick LLC (“New Lipstick”) net equity comprises a rental office building in New York City known as the “Lipstick Building” with related debt.
(3)
Rigby 183 LLC (“Rigby”) owns a rental office building located at 183 Madison Avenue, New York, NY. Since December 31, 2012, Rigby began to be reported on a consolidated basis and ceased to be an affiliate. The building is available for sale as of June 30, 2014. See Note 44.

(4)	Lipstick Management LLC is engaged in managing the Lipstick Building, an office building for rent located in New York City.
(5)	BHSA is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations.
(6)	Manibil S.A. is engaged in the development and sale of real estate investment projects in the City of Buenos Aires and its surrounding areas.
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

(8)	The main asset of Bitania 26 S.A. (“Bitania”) is a hotel located in the City of Rosario known as Esplendor Savoy Rosario.
(9)	Agrouranga S.A. (“Agro-Uranga”) is engaged in agricultural activities.
(10)	The main asset of Agromanagers S.A. (“Agromanagers”) consists of a shareholding in Brasilagro.
(11)	Supertel is an investment Company engaged in hotels in EEUU.
(12)
The Group acquired IDB on May 7, 2014. IDBD is one of the Israeli biggest and most diversified investment groups. the Group has valued its interest in IDBD at fair value through profit or loss according to an exemption under IAS 28. See Notes 2.3.(d) and 3 for further information. Since interest in IDBD is valued at fair value, participation in financial statements and other comprehensive income statements of IDBD is not shown in the table below.

(13)	Avenida Inc. is principally engaged in investing activities. As of June 30, 2014, holds 100% of Avenida Compras S.A., a Company engaged in e-commerce activity.
(*)	The amounts are presented In thousands of US dollars.
(**)	The amounts are presented in millions of Argentine Pesos.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.   Interests in associates (Continued)

The fair value of the Company´s investment in Banco Hipotecario was determined as the present value of the Company´s share of Banco Hipotecario’s future cash flows. The future cash flows of the Company´s investment in Banco Hipotecario were determined based on the following actual assumptions as of June 30, 2014:

- The Company projected the future cash flows generated by its investment in Banco Hipotecario for the period 2015 to 2022. The projected cash flows were prepared in accordance with Banco Hipotecario’s two-year complete business plan submitted to the Argentine Central Bank, as required by the applicable regulations in Argentina (2014-2015), for years 2016 to 2022 in accordance to the projections estimated by Banco Hipotecario considering the Company’s general assumptions  the cash flows were estimated assuming a constant growth year over year based on historical performance,  market research, competition information, among others. The projected cash flows also included a terminal value using a decreasing growth rate after year 2022.

- The projected cash flows included interest revenue derived from the principal revenue streams of Banco Hipotecario, including but not limited to interest revenue generated by the origination of mortgages, personal loans, credit cards and corporate loans. The projected cash flows included interest expense on customer deposits received. These volumes were determined by current demand, current market share, advertising campaigns in place and competition existing as of June 30, 2014. These projections were estimated based on internally generated models with the starting point of the two-year business plan as mentioned above.

- The projected rate “BADLAR Privada” was based on internal data and external data obtained from external consultants. “BADLAR Privada” is the Private Interest Rate for deposits over Ps. 1,0 million with a maturity of 30 to 35 days. BADLAR is calculated daily by the Argentine Central Bank considering a survey that includes information of interest rates provided by the Principal Banks and Financial Institutions of the City of Buenos Aires and Great Buenos Aires. BADLAR is the most representative interest rate of the Argentine Financial System.

- Also, the projected Ps./US$ exchange rate was based on internal data and external data obtained from external consultants.

- The projected future cash flows also assumed the revolving of Banco Hipotecario’s debt amortization.

- The projections include the estimation of capital requirements in accordance to Argentine Central Bank requirements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

- The projected future cash flows were expressed in real terms based on “Coeficiente de Estabilidad de Referencia (“CER”) which were projected considering internal data and external data obtained from external consultants.

- Finally, the projected future cash flows, including its terminal value, were discounted using the Industry´s cost of equity rate of 17.01%.

Based on the assumptions discussed above, the Company determined that the fair value of its investment in Banco Hipotecario, as of June 30, 2014 was millions of Ps. 1,852.5.

Changes in the Group’s investment in associates for the years ended June 30, 2014 and 2013 were as follows:

	June 30, 2014 (Restated)	June 30, 2013
Beginning of the year	1,123,577	1,239,566
Acquisition of Associates	1,131,806	-
Capital contribution	16,716	37,721
Business combinations	-	(103,315)
Share of profit / (loss)	92,568	(9,157)
Exchange differences	(29,133)	(1,139)
Cash dividends (i)	(15,459)	(40,099)
Unrealized gain from investments at fair value	(516,961)	-
End of the year (ii)	1,803,114	1,123,577

(i)
As of June 30, 2014, the Group received dividends from Agro-Uranga S.A., Manibil and BHSA in the amount of Ps. 5.5 million, Ps. 9.2 million and Ps. 0.8 million, respectively. During the year ended on 2013, the Group received dividends from Agro-Uranga S.A., Manibil S.A. and BHSA in the amount of Ps. 4.8 million, Ps. 4.8 million and Ps. 30.5 million, respectively.

(ii)
Includes a balance of Ps. (176,923) and Ps. (39,091) reflecting interests in companies with negative equity as of June 30, 2014 and 2013, respectively, which is reclassified to “Provisions” (see Note 24).

Commitments and restrictions in respect of associates

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s associates under this law have not reached the legal limits of these reserves.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

IDBD

As mentioned in Note 3, the closing of the transaction on May 7, 2014, of the 53,300,000 shares held by the Group, 28,020,191 have been deposited in trust with Bank Leumi Le-Israel as security for other shareholders (other than Mordechay Ben Moshé) to ensure execution of “tender offers” for the purchase of shares in IDBD during fiscal years 2015 and 2016. As a result of the acquisitions described in Note 43, the numbers of shares to ensure the execution of “tender offers” were increased to 29,937,591 as of the date of issuance of these consolidated financial statements.

At that same time, 25,279,809 shares of the 53,300,000 shares held by the Group have been deposited in trust with Bank Leumi of Tel Aviv to secure compliance of “lock-up provisions”, as mentioned in Note 3.

The commitments of capital contributions are described in Note 3.

BHSA

On April 24, 2014, the Ordinary Shareholders’ Meeting of Banco Hipotecario S.A. approved the distribution of cash dividends on common shares in an amount of Ps. 42.0 million, for the fiscal year ended December 31, 2013. Out of this amount, Ps. 12.8 million, before income tax, pertain to the Group, based on its interest.

As of the date of issuance of these consolidated financial statements, the availability of this dividend is liable to Central Bank of Republic of Argentina approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. The BCRA has not yet issued its approval.

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

There are no contingent liabilities relating to the Group’s interest in associates, and there are no contingent liabilities of the associates themselves.

Sale of equity interest in Tarshop S.A.

Due to the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A., made during the fiscal year ended June 30, 2011, the Group committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Information about significant associates

Set out below are the summarized financial information for each associate considered to be material to the Group as of June 30, 2014 and 2013:

Summarized statements of financial position

	BHSA
	June 30, 2014	June 30, 2013
Assets
Total Non-current assets	8,794,304	6,262,939
Current
Cash and cash equivalents	3,111,615	2,285,063
Other assets	15,432,874	10,302,035
Total current assets	18,544,489	12,587,098
Total assets	27,338,793	18,850,037
Liabilities
Non-current
Financial liabilities (i)	4,208,630	2,919,676
Other liabilities	(129,996)	138,720
Total non-current liabilities	4,078,634	3,058,396
Current
Financial liabilities (i)	18,140,073	11,826,566
Other liabilities	1,095,056	507,429
Total current liabilities	19,235,129	12,333,995
Total Liabilities	23,313,763	15,392,391
Net assets	4,025,030	3,457,646
Non-controlling interest	50,662	60,167
Net assets attributable to equity holders of the parent	3,974,368	3,397,479

(i)	Excluding trade and other payables and provisions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

Summarized statement of comprehensive income

	BHSA
	June 30, 2014	June 30, 2013
Revenues	3,046,657	1,823,104
Depreciation and amortization	(86,035)	(47,438)
Interest income	3,729,649	1,930,312
Interest expense	(2,059,377)	(1,120,480)
Allowances for doubtful accounts	(333,025)	(258,629)
Administrative expenses	(2,297,449)	(1,584,543)
Other expenses	(1,022,315)	(454,701)
Other earnings, net	(94,463)	36,794
Income tax expense	(301,273)	(104,898)
Profit for the year	582,369	219,521
Other comprehensive income / (loss)	14,760	(7,377)
Total other comprehensive income for the year	597,129	212,144
Profit attributable to non-controlling interest	(9,760)	8,715
Dividends received	9,144	30,481

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
Reconciliation between the summarized financial information presented regarding the carrying amount of the Group’s interest in material associates is as follows:

	BHSA
	June 30, 2014	June 30, 2013
Net assets at beginning of the year	3,397,479	3,294,050
Profit for the year	592,129	210,806
Other comprehensive income / (loss)	14,760	(7,377)
Dividend distribution	(30,000)	(100,000)
Net assets at end of the year	3,974,368	3,397,479
Interest held	30.51%	30.51%
Investment in associates	1,212,781	1,036,669
Goodwill	30,177	30,177
Fair value adjustment on acquisition of associate	(1,457)	(3,313)
Intergroup transactions	(31,333)	(32,103)
Net book amount at year-end	1,210,168	1,031,430

IDBD

Set out below are the financial information of IDBD as of June 30, 2014:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.   Interests in associates (Continued)

Statements of financial position	June 30, 2014 Ps. (in millions) (*)
Assets
Investments in investee companies accounted by the equity method	9,146
Other investments, including derivatives	5,856
Loans, deposits, pledged and restricted deposits and debit balances	412
Fixed assets	12,791
Investment property	24,317
Long-term trade receivables	1,256
Real estate and other inventory	905
Deferred expenses	652
Deferred tax assets	149
Intangible assets	12,580
Total non-current assets	68,064
Current
Other investments, including derivatives	8,354
Loans, deposits and pledged and restricted deposits	723
Other receivables and debit balances	1,000
Current tax assets	192
Trade receivables	6,878
Inventory	2,074
Inventory of buildings held for sale	1,773
Cash and cash equivalents	10,829
Total current assets	31,823
Total assets	99,887
Liabilities
Non-current
Debentures	45,756
Loans from banks and other financial liabilities	6,747
Hybrid financial instrument in respect of non-recourse loans	8,108
Financial liabilities presented at fair value	31
Other non-financial liabilities	287
Provisions	517
Deferred tax liabilities	3,503
Employee benefits	429
Total non-current liabilities	65,378
Current
Debentures and current maturities of debentures	7,899
Credit from banking corporations and current maturities of loans from banks and others	6,340
Financial liabilities presented at fair value	164
Other accounts payable	5,389
Trade payables	5,923
Current tax liabilities	301
Overdraft	121
Provisions	526
Total current liabilities	26,663
Total liabilities	92,041
Capital deficit attributable to equity holders of the parent	(794)
Non-controlling interest	8,641
Total shareholder’s equity	7,847

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.   Interests in associates (Continued)

Statements of comprehensive income	Six Months Ended June 30, 2014 Ps. (in millions) (*)
Revenues	24,195
Costs	(14,554)
Gross profit	9,641
Research and development expenses	(47)
Selling and marketing expenses	(4,394)
General and administrative expenses	(1,246)
Loss from realization, impairment, and write-down of investments and assets	(232)
Decrease in fair value of investment property	(9)
Other operating results	(2)
Financial expenses	(2,702)
Profit for the six-month period before taxes on income	1,009
Taxes on income	(592)
Profit from continuing operations for the six-month period	417
Profit from discontinued operations for the six-month period, after tax	144
Net profit for the six-month period	561

Net profit for the six-month period attributable to:
The Company’s owners	(164)
Non-controlling interest	725

Other comprehensive income:
Items that may be transferred subsequently to profit or loss	279
Items that may not be transferred subsequently to profit or loss	(58)
Other comprehensive income for the six-month period	221
Total comprehensive income for the six-month period	782

Attributable to:
Equity holders of the parent	(47)
Non-controlling interest	829

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

Statements of cash flows	Six Months Ended June 30, 2014 Ps. (in millions) (*)
Cash flows from operating activities
Net profit for the period	561
Net profit from discontinued operations, after tax	(144)

Adjustments:
Group’s share of profit of equity accounted investees, net	(315)
Dividends received	25
Gains on sale, impairment and write-downs net of investments, assets and dividends	(1,827)
Increase in fair value of investment property, net	(508)
Depreciation of fixed assets and amortization of deferred expenses	965
Amortization of intangible and other assets	427
Financing expenses, net	2,207
Income tax expense, net	592
Income tax paid, net	(353)
Share-based payment transactions	18
Payments in respect of settlement of derivatives, net	(13)
1,635
Changes in other balance sheet items
Change in debtors and debit balances (including long-term amounts)	(168)
Change in trade receivables (including long-term amounts)	646
Change in inventory	45
Change in non-current inventory	(20)
Change in provisions and employee benefits	11
Change in trade payables	416
Change in creditors and credit balances and in liabilities for government grants (including long-term amounts)	781
1,711

Net cash provided by continuing operating activities	3,346
Net cash provided by discontinued operating activities	-
Net cash from operating activities	3,346

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.   Investment properties

Changes in the Group’s investment properties for the year ended June 30, 2014 and 2013 were as follows:

	Shopping Center Properties	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Leased out farmland	Properties under development (ii)	Total
Year ended, June 30, 2013
Opening net book amount	1,986,606	977,115	419,477	30,398	41,936	3,455,532
Additions	51,231	13,275	1,763	2,532	133,880	202,681
Reclassification from property, plant and equipment	(86)	86	-	10,095	-	10,095
Capitalized borrowing cost	-	-	-	-	10,307	10,307
Disposals	(65)	(68,533)	-	(907)	-	(69,505)
Depreciation charge (i)	(147,155)	(48,422)	-	(361)	-	(195,938)
Currency translation adjustment	-	77,769	-	1,241	-	79,010
Acquisition of interest in subsidiaries	-	679,219	-	-	-	679,219
Closing net book amount	1,890,531	1,630,509	421,240	42,998	186,123	4,171,401
At June 30, 2013
Cost	3,152,971	1,834,894	421,240	43,675	186,123	5,638,903
Accumulated depreciation	(1,262,440)	(204,385)	-	(677)	-	(1,467,502)
Net book amount	1,890,531	1,630,509	421,240	42,998	186,123	4,171,401
Year ended June 30, 2014 (Restated)
Opening net book amount	1,890,531	1,630,509	421,240	42,998	186,123	4,171,401
Additions	61,108	23,988	454	7,069	156,927	249,546
Reclassification to available for sale	-	(1,098,990)	-	-	-	(1,098,990)
Reclassification to property, plant and equipment	-	(12,231)	-	(3,657)	-	(15,888)
Reclassifications of trading properties	-	251	1,550	-	(803)	998
Capitalized borrowing cost	-	-	-	-	22,376	22,376
Disposals	(35)	(51,457)	-	(1,080)	(766)	(53,338)
Depreciation charge (i)	(134,325)	(68,529)	-	(2,134)	-	(204,988)
Currency translation adjustments	-	375,261	-	8,238	-	383,499
Transfers	(25,332)	27,056	(1,724)	-	-	-
Closing net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
At June 30, 2014 (Restated)
Cost	3,166,103	1,077,824	421,520	51,434	363,857	5,080,738
Accumulated depreciation	(1,374,156)	(251,966)	-	-	-	(1,626,122)
Net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616

(i)	The depreciation charge of investment property has been charged in “Costs” in the income statements. (Note 33).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.   Investment properties (Continued)

The following amounts have been recognized in the income statements:

	June 30, 2014 (Restated)	June 30, 2013
Rental and service income	2,479,443	1,966,090
Direct operating expenses	1,144,076	917,001
Gain from disposal of investment properties	230,918	177,999

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A. As of June 30, 2014 and 2013 works in Shopping Neuquén amount to Ps. 126.8 million and Ps. 43.1 million, respectively. Works in Arcos del Gourmet as of June 30, 2014 and 2013 amount to Ps. 236.2 million and Ps. 136.3 million, respectively. The Group has unprovided contractual obligations relating to future works described in Note 7.

Borrowing costs incurred during the current year were capitalized at the weighted average rate of general borrowings of each subsidiary which is 15%.

Certain of the Group’s investment property assets have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group´s investment properties as of June 30, 2014 and 2013 is as follows:

	June 30, 2014 (Restated)	June 30, 2013
Soleil Premium Outlet (i)	88,634	91,379
Córdoba Shopping (ii)	64,951	71,371
Madison 183	-	744,587
Total	153,585	907,337

(i)
On August 22, 2014, APSA paid the remaining balance of the purchase price for the shopping center known as “Soleil Premium Outlet” in the amount of Ps. 105.8 million (US$ 12.6 million plus interest). As a result, the mortgage granted in favor of INC S.A. was fully discharged.

(ii)
A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for a debt amounting to Ps. 15.5 million as of June 30, 2013. The debt is included in "Trade and other payables" in the statement of financial position.

As of June 30, 2014 and 2013, the fair value of investment properties amounts to Ps. 19,554.5 million and Ps. 16,287.0 million, respectively. The fair values are based on comparable values of certain qualified external appraisers (Level 2 of fair value hierarchy) except in the case of shopping centers, where fair value is based on the market capitalization valuation (Level 3 of the fair value hierarchy). In the first case, sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the m2 (square meter). In the second case, the capitalization rates used also take into account specific aspects of each property. See Note 5.(b).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.   Investment properties (Continued)

 The following is a summary of the Group´s investment properties by type as of June 30, 2014, prepared in accordance with SEC S-X12-28:

		Initial costs as of July 1, 2011		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book value (Restated)	Date of construction	Date of acquisition	Useful life for calculating depreciation
Shopping Center Properties:
Abasto de Buenos Aires	-	9,753	455,785	9,089	9,753	464,874	474,627	(183,324)	291,303	nov-98	jul-94	20
Alto Palermo Shopping	-	8,694	619,453	5,775	8,694	625,228	633,922	(377,224)	256,698	oct-90	nov-97	18
Alto Avellaneda	-	18,089	312,538	11,385	18,089	323,923	342,012	(206,087)	135,925	oct-95	dec-97	15
Paseo Alcorta	-	8,006	193,445	4,781	8,006	198,226	206,232	(91,371)	114,861	jun-92	jun-97	17
Alto Noa	-	227	72,044	1,899	227	73,943	74,170	(40,638)	33,532	sep-94	mar-95	17
Buenos Aires Design	-	-	75,173	8,475	-	83,648	83,648	(67,838)	15,810	nov-93	nov-97
Patio Bullrich	-	9,814	206,916	5,324	9,814	212,240	222,054	(112,743)	109,311	sep-88	oct-98	20
Alto Rosario	-	25,686	139,262	1,792	25,686	141,054	166,740	(45,827)	120,913	nov-04	nov-04	22
Mendoza Plaza	-	10,546	174,692	8,015	10,546	182,707	193,253	(84,526)	108,727	jun-94	dec-94	19
Dot Baires Shopping	-	84,890	328,446	119,192	84,890	447,638	532,528	(105,491)	427,037	may-09	may-09	29
Córdoba Shopping	Antichresis	5,009	103,629	4,398	5,009	108,027	113,036	(53,301)	59,735	mar-90	dec-96	18
Patio Olmos	-	11,532	22,212	-	11,532	22,212	33,744	(4,283)	29,461	-	sep-07	10
Soleil Factory	Mortgage	23,267	55,905	33,574	23,267	89,479	112,746	(24,112)	88,634	-	jul-10	13
Total Shopping Center Properties		215,513	2,759,500	213,699	215,513	2,973,199	3,188,712	(1,396,765)	1,791,947

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.   Investment properties (Continued)

		Initial costs as of July 1, 2011		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book value (Restated)	Date of construction	Date of acquisition	Useful life for calculating depreciation
Office buildings and Other Rental Properties portfolio:
Av. de Mayo 595/99	-	-	630	(630)	-	-	-	-	-	jul-92	aug-92	11
Bouchard 551		38,219	49,138	(2,015)	38,219	47,123	85,342	(19,867)	65,475	-	mar-07	29
Bouchard 710		39,466	62,034	1,934	39,466	63,968	103,434	(19,955)	83,479	-	jun-05	28
Dique IV		3,660	69,196	1,638	3,660	70,834	74,494	(14,770)	59,724	apr-09	-	32
Intercontinental Plaza		4,143	124,100	7,814	4,143	131,914	136,057	(58,483)	77,574	jun-96	nov-97	27
Libertador 498		1,108	8,505	832	1,108	9,337	10,445	(6,563)	3,882	-	dec-95	23
Madero 1020		70	442	(92)	70	350	420	(276)	144	-	dec-95	5
Maipú 1300		7,539	46,133	(537)	7,539	45,596	53,135	(23,208)	29,927	-	sep-95	22
Rivadavia 2768		88	751	-	88	751	839	(395)	444	jun-95	sep-91	12
Suipacha 652		2,547	22,889	79	2,547	22,968	25,515	(11,232)	14,283	jun-94	nov-91	12
Torre BankBoston		77,251	80,829	2,713	77,251	83,542	160,793	(22,434)	138,359	-	aug-07	29
Edificio República		109,066	122,897	2,632	109,066	125,529	234,595	(33,331)	201,264	-	apr-08	28
Constitución 1111		256	1,084	-	256	1,084	1,340	(613)	727	mar-95	jun-94	21
Dot building		13,346	75,482	21,961	13,346	97,443	110,789	(12,822)	97,967	-	nov-06	32
Abasto offices		-	32	12,230	-	12,262	12,262	(1,229)	11,033		nov-12	30
Constitución 1159		-	-	-	-	-	-	-	-	-	jan-94	-
Santa María del Plata		12,494	37	24	12,494	61	12,555	(23)	12,532		jul-97	-
Ocampo parking spaces		3,201	21,182	225	3,201	21,407	24,608	(9,226)	15,382		sep-06	25
Building annexed to DOT		25,332	-	-	25,332	-	25,332	-	25,332			-
Others		4,742	21,593	(5,052)	4,742	16,541	21,283	(4,984)	16,299	-	-	-
Office buildings and Other Rental Properties portfolio		342,528	706,954	43,756	342,528	750,710	1,093,238	(239,411)	853,827

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.   Investment properties (Continued)

		Initial costs as of July 1, 2011		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book value (Restated)	Date of construction	Date of acquisition	Useful life for calculating depreciation
Undeveloped parcels of lands:
Santa María del Plata		158,523	63,836	428	158,951	63,836	222,787	-	222,787	-	jun-97	-
Catalinas Norte		100,862	1,801	6,831	100,862	8,632	109,494	-	109,494	-	dec-09	-
Luján plot of land		41,861	-17,681	112	41,861	(17,569)	24,292	-	24,292		may-12	-
Caballito - Ferro		45,814	3,885	-	45,814	3,885	49,699	-	49,699	-	nov-97	-
Pilar		1,550	658	-	1,550	658	2,208		2,208	-	-	-
Others		10,089	2,951	-	10,089	2,951	13,040	-	13,040	-	-	-
Total Undeveloped parcels of land		358,699	55,450	7,371	359,127	62,393	421,520	-	421,520
Properties under development:
Arcos Project		-	-	236,202	-	236,202	236,202	-	236,202	Under development	dec-11	-
Alto Comahue		1,143	11,139	115,373	1,143	126,512	127,655	-	127,655	Under development	may-06	-
Total Properties under development		1,143	11,139	351,575	1,143	362,714	363,857	-	363,857
Total		917,883	3,533,043	616,401	918,311	4,149,016	5,067,327	(1,636,176)	3,431,151

(i)	The breakdown of investment properties as of June 30, 2014 and 2013 includes property, plant and equipment in the amount of Ps. 27,969 and Ps. 21,427 that reflects offices used by the Company.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.   Property, plant and equipment

    Changes in the Group’s property, plant and equipment for the years ended June 30, 2014 and 2013 was as follows:

	Owner occupied farmland	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
Year ended, June 30, 2013
Opening net book amount	1,557,072	194,758	63,579	6,583	45,524	5,404	1,872,920
Currency translation adjustment	96,674	-	530	1,133	2,446	112	100,895
Additions	109,436	3,872	3,845	1,314	19,912	1,635	140,014
Reclassifications to investment properties	(10,095)	-	-	-	-	-	(10,095)
Reclassifications to intangibles assets	-	-	-	-	(336)	-	(336)
Disposals	(176,671)	-	(660)	(636)	(4,728)	(448)	(183,143)
Depreciation charge (i)	(37,708)	(18,282)	(10,055)	(1,216)	(9,857)	(1,683)	(78,801)
Closing net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
At June 30, 2013
Cost	1,667,619	394,591	122,305	19,772	160,913	10,832	2,376,032
Accumulated depreciation	(128,911)	(214,243)	(65,066)	(12,594)	(107,952)	(5,812)	(534,578)
Net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
Year ended, June 30, 2014 (Restated)
Opening net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
Currency translation adjustment	518,869	-	3,363	1,238	13,751	240	537,461
Additions	96,785	9,980	4,633	3,953	15,581	3,247	134,179
Reclassifications of investment properties	3,657	-	12,231	-	-	-	15,888
Reclassifications to intangible assets	-	-	(30)	-	-	-	(30)
Disposals	(56,763)	(24)	(133)	(7)	(2,589)	(497)	(60,013)
Depreciation charge (i)	(44,062)	(14,559)	(10,559)	(1,524)	(14,519)	(1,760)	(86,983)
Closing net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
As of June 30, 2014 (Restated)
Cost	2,261,176	402,647	141,704	25,144	191,561	12,578	3,034,810
Accumulated depreciation	(203,982)	(226,902)	(74,960)	(14,306)	(126,376)	(6,328)	(652,854)
Net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956

(i)
As of June 30, 2014 and 2013 Depreciation charges of property, plant and equipment were included in “Costs” for an amount of Ps. 285,138 and Ps. 72,859, "General and administrative expenses" for an amount of Ps. 9,973 and Ps. 5,663 and “Selling expenses” for an amount of Ps. 1,808 and Ps. 279, respectively in the income statements (Note 33).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.   Property, plant and equipment (Continued)

    Properties under development as of June 30, 2014 and 2013 amount to Ps. 17.6 million and Ps. 29.0 million, respectively, and mainly comprise improvements being made on property included in this item.

During the years ended June 30, 2014 and 2013, no borrowing costs were capitalized.

Certain properties included in property, plant and equipment have been mortgaged to secure certain Group’s borrowings. The net book value of these Group’s properties as of June 30, 2014 and 2013 is set out below:

	June 30, 2014 (Restated)	June 30, 2013
Sheraton Libertador	35,499	33,719
Cremaq	256,445	200,449
Jatobá	275,461	193,696
Preferencia	98,881	-
La Fon Fon	32,690	20,400
Total	698,976	448,264

The Group leases machinery and computer equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years, and ownership of the assets lie within the Group (Note 29). The net book value of these assets, included in “Machinery and equipment” is as follows:

	June 30, 2014 (Restated)	June 30, 2013
Cost – Capitalized finance leases	3,300	3,448
Accumulated depreciation	(323)	(445)
Residual value	2,977	3,003

The following is a detailed summary of property, plant and equipment of the Group by type at June 30, 2014 (Restated) and 2013:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.   Property, plant and equipment (Continued)

		Initial cost as of July 1, 2011		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and i mprovements	Total	Accumulated depreciation	Net book value (Restated)	Date of acquisition	Useful life for calculating depreciation
Farmlands:
La Adela	-	5,900	4,088	378	5,900	4,466	10,366	(547)	9,819	Original	45
El Recreo	-	-	1,257	-	-	1,257	1,257	-	1,257	may-95	45
Los Pozos	-	5,281	89,685	53,240	5,281	142,925	148,206	(9,834)	138,372	may-95	28
Agro Riego San Luis	-	9,318	18,380	15,430	9,318	33,810	43,128	(11,408)	31,720	nov-97	11
Cactus	-	379	4,751	(24)	379	4,727	5,106	(3,394)	1,712	dec-97	10
Las Vertientes	-	-	1,167	292	-	1,459	1,459	(904)	555	mar-98	11
La Suiza	-	22,361	6,595	13,223	22,361	19,818	42,179	(1,833)	40,346	jun-98	27
La Esmeralda	-	7,210	4,324	5,323	7,210	9,647	16,857	(1,659)	15,198	jun-98	36
El Tigre	-	28,225	6,155	1,449	28,225	7,604	35,829	(2,781)	33,048	apr-03	15
El Invierno	-	9,030	320	-	9,030	320	9,350	(100)	9,250	jun-05	25
San Pedro	-	40,889	7,023	1,826	40,889	8,849	49,738	(1,215)	48,523	sep-05	45
Cremaq	Mortgage	155,681	120,145	53,490	210,327	118,989	329,316	(72,871)	256,445	oct-06	25
Jatoba	Mortgage	130,886	67,034	129,000	215,083	111,837	326,920	(51,459)	275,461	mar-07	33
Araucaria	-	211,589	1,948	35,013	244,608	3,942	248,550	(1,108)	247,442	apr-07	25
8 de Julio	-	10,040	453	664	10,040	1,117	11,157	(95)	11,062	may-07/may-08	24
Alto Tacuarí	-	100,075	145	45,112	144,953	379	145,332	(143)	145,189	ago-07	33
Chaparral	Mortgage	160,620	37,823	100,076	231,329	67,190	298,519	(45,543)	252,976	nov-07	25
Horizontina	-	-	-	2,041	(936)	2,977	2,041	(4,450)	(2,409)
Nova Buriti	-	64,653	1,069	30,109	94,829	1,002	95,831	(149)	95,682	dec-07	25
La Esperanza	-	4,307	-	-	4,307	-	4,307	-	4,307	apr-08	-
Preferencia	Mortgage	30,647	18,847	66,118	57,693	57,919	115,612	(16,731)	98,881	sep-08	33
Regalito	-	-	-	1,715	38	1,677	1,715	(1,617)	98
Avarandado	-	-	-	874	338	536	874	(4)	870
San Cayetano	-	14,273	-	(14,273)	15,622	(15,622)	-	-	-	jan-00	35

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.   Property, plant and equipment (Continued)

		Initial cost as of July 1, 2011		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book value (Restated)	Date of acquisition	Useful life for calculating depreciation

San Rafael	-	26,303	824	40,022	65,344	1,805	67,149	(328)	66,821	nov-08	35
La Fon Fon	Mortgage	14,947	608	17,286	31,355	1,486	32,841	(151)	32,690	nov-08	35
Las Londras	-	38,846	706	44,685	80,105	4,132	84,237	(483)	83,754	jan-09	36
Establecimiento Mendoza	-	6,810	-	-	6,810	-	6,810	-	6,810	mar-11	-
ANTA	-	-	44,426	42,648	-	87,074	87,074	(9,912)	77,162	-	33
San Bernardo	-	-	79	80	-	159	159	(9)	150	-	11
El Pinar	-	-	-	25	-	25	25	(1)	24	-	10
Finca Mendoza	-	32	-	-	32	-	32	-	32	nov-03	-
Cuatro vientos	-	36,301	146	20,342	63,619	(6,830)	56,789	(942)	55,847	jun-11	38
La primavera	-	19,245	-	19,216	38,461	-	38,461	(177)	38,284	jun-11	38
Total	-	1,153,848	437,998	725,380	1,642,550	674,676	2,317,226	(239,848)	2,077,378

Hotels:
Llao Llao	-	24,666	92,011	2,654	24,666	94,665	119,331	(33,980)	85,351	jun-97	10
Hotel Intercontinental	-	22,299	122,714	8,356	22,299	131,070	153,369	(98,474)	54,895	nov-97	10
Sheraton Libertador	Mortgage	3,755	120,670	7,422	3,755	128,092	131,847	(96,348)	35,499	mar-98	9
Total Hotels		50,720	335,395	18,432	50,720	353,827	404,547	(228,802)	175,745

(i)	The breakdown of property, plant and equipment as of June 30, 2014, includes investment properties in the amount of Ps. 20,184 that reflects offices used by the Company.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.   Trading properties

Changes in the Group’s trading properties for the years ended June 30, 2014 and 2013 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At June 30, 2012	14,633	8,220	73,423	96,276
Additions	19	1,463	-	1,482
Currency translation adjustment	-	17,757	-	17,757
Transfer	-	61,444	(61,444)	-
Disposals	(5,993)	(5)	-	(5,998)
At June 30, 2013	8,659	88,879	11,979	109,517
Additions	1,400	2,694	-	4,094
Currency translation adjustment	-	27,630	-	27,630
Reclassifications of investment properties and intangible assets	7,897	-	(747)	7,150
Disposals	(11,225)	(15)	-	(11,240)
At June 30, 2014 (Restated)	6,731	119,188	11,232	137,151

As of June 30, 2014 and 2013 properties under construction mainly comprise works in "Zetol” and "Vista al Muelle" for the amounts of Ps. 119.2 and Ps. 88.9 million, respectively.

The difference between undeveloped property and property under construction is attributable to the commencement of works at “Zetol” and “Vista al Muelle”, as disclosed in the item “Transfers” for an amount of Ps. 61.4 million.

The Group has contractual obligations relating to future works committed when certain properties were acquired or real estate projects were approved. As of June 30, 2014 and 2013, contractual obligations mainly correspond to constructions regarding “Zetol” and "Vista al Muelle" projects and amount to Ps. 56 million and Ps. 38 million, respectively. Both projects are expected to be completed in 2023.

Certain of the Group’s trading property assets have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group’s trading properties as of June 30, 2014 and 2013 is as follows:

	June 30, 2014 (Restated)	June 30, 2013
Undeveloped land Vista al Muelle	45,368	32,080
Undeveloped land Zetol	65,620	48,380
Total	110,988	80,460

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.   Trading properties (Continued)

The following is a detailed summary of the Group’s trading properties by type as of June 30, 2014 (Restated):

Description	Encumbrances	Book value (Restated)	Date of construction	Date of acquisition
Undeveloped sites:
Coto Air Space	-	10,429	-	sep-97
Neuquén Project	-	803	-	-
Total undeveloped sites		11,232
Properties under development:
Vista al Muelle plot of land	Mortgage	45,368	-	jun-09
Zetol plot of land	Mortgage	65,620	-	jun-09
Pereiraola	-	8,200	-	dec-96
Total Properties under development		119,188
Completed properties:
Abril	-	2,357	-	jan-95
El Encuentro	-	317	-	nov-97
San Martín de Tours	-	181	-	mar-03
Entre Rios 465/9 apartments		1,400	-	jan-00
Condominio I and II	-	2,092	-	apr-99
Caballito Nuevo	-	384	-	nov-97
Total Completed properties		6,731
Total		137,151

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.   Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2014 and 2013 were as follows:

	Goodwill	Computer Software	Rights of use	Units to be received under barters	Others	Total
Year ended June 30, 2013
Opening net book amount	25,472	8,696	40,692	93,225	217	168,302
Currency translation adjustment	5,857	630	-	-	-	6,487
Additions	-	2,682	-	-	9	2,691
Disposals	-	(3)	-	-	-	(3)
Reclassification of property, plant and equipment	-	336	-	-	-	336
Acquisition of interest in subsidiary	45,723	-	-	-	-	45,723
Amortization charge (i) (Note 33)	-	(4,152)	(753)	-	(94)	(4,999)
Closing net book amount	77,052	8,189	39,939	93,225	132	218,537
At June 30, 2013
Cost	77,052	31,009	44,455	93,225	907	246,648
Accumulated amortization	-	(22,820)	(4,516)	-	(775)	(28,111)
Net book amount	77,052	8,189	39,939	93,225	132	218,537
Year ended June 30, 2014 (Restated)
Opening net book amount	77,052	8,189	39,939	93,225	132	218,537
Currency translation adjustment	29,352	2,955	-	-	-	32,307
Additions	658	2,947	-	-	10,954	14,559
Disposals	-	(245)	-	-	-	(245)
Reclassifications to trading properties	-	-	-	(8,148)	-	(8,148)
Reclassification to available for sale	(77,085)	-	-	-	-	(77,085)
Reclassifications of property, plant and equipment	-	30	-	-	-	30
Amortization charge (i) (Note 33)	-	(4,116)	(752)	-	(80)	(4,948)
Closing net book amount	29,977	9,760	39,187	85,077	11,006	175,007
At June 30, 2014 (Restated)
Cost	29,977	36,680	40,691	85,077	11,861	204,286
Accumulated amortization	-	(26,920)	(1,504)	-	(855)	(29,279)
Net book amount	29,977	9,760	39,187	85,077	11,006	175,007

(i)	Amortization charges are included in “General and administrative expenses” in the Income statements. (Note 33). There was no impairment charges for any of the years presented.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.   Biological assets

Changes in the Group’s biological assets for the years ended June 30, 2014 and 2013 were as follows:

	Crops	Sugarcane	Beef cattle	Dairy	Other cattle	Others	Total
At June 30, 2012	48,209	96,389	182,360	25,987	7,696	2,818	363,459
Purchases	-	-	8,059	-	316	-	8,375
Initial recognition and changes in the fair value of biological assets (i)	625,101	141,408	76,716	4,627	(384)	574	848,042
Decrease due to harvest	(619,192)	(133,628)	-	-	-	-	(752,820)
Decrease due to sales	-	-	(70,817)	(2,480)	(491)	-	(73,788)
Consume	-	-	(502)	-	(67)	(662)	(1,231)
Currency translation adjustment	1,761	6,894	-	-	-	-	8,655
At June 30, 2013	55,879	111,063	195,816	28,134	7,070	2,730	400,692
Purchases	-	-	37,651	-	172	-	37,823
Initial recognition and changes in fair value of biological assets (i)	837,037	82,778	143,096	11,445	(661)	1,872	1,075,567
Decrease due to harvest	(815,080)	(100,791)	-	-	-	-	(915,871)
Decrease due to sales	-	-	(73,897)	(2,316)	(181)	-	(76,394)
Consume	-	-	(501)	-	(57)	81	(477)
Currency translation adjustment	69,520	49,823	-	-	-	-	119,343
At June 30, 2014(Restated)	147,356	142,873	302,165	37,263	6,343	4,683	640,683

(i)
Biological assets with a production cycle of more than one year (that is, sugarcane, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 236,658 and Ps. 222,363 for the years ended June 30, 2014 and 2013, respectively.

    Biological assets as of June 30, 2014 and 2013 were as follows:

	Classification	June 30, 2014 (Restated)	June 30, 2013
Non-current
Cattle for dairy production	Production	37,217	27,957
Breeding cattle	Production	254,398	155,124
Sugarcane	Production	142,873	111,063
Other cattle	Production	5,682	6,254
Others biological assets	Production	4,683	2,730
Non-current biological assets		444,853	303,128
Current
Cattle for dairy production	Consumable	46	177
Cattle for sale	Consumable	47,767	40,692
Crops	Consumable	147,356	55,879
Other cattle	Consumable	661	816
Current biological assets		195,830	97,564
Total biological assets		640,683	400,692

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.   Biological assets (Continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 966,754 and Ps. 789,284 for the years ended June 30, 2014 and 2013, respectively.

The following tables present the Group’s biological assets measured at fair value as of June 30, 2014 and 2013 and their allocation to the fair value hierarchy:

	June 30, 2014 (Restated)
	Level 1	Level 2	Level 3	Total
Cattle for dairy production	-	37,263	-	37,263
Breeding cattle	-	302,100	-	302,100
Sugarcane	-	-	142,873	142,873
Other cattle	-	6,343	-	6,343
Others biological assets	4,683	-	-	4,683
Cattle for sale	-	65	-	65
Crops	8,561	-	138,795	147,356
Total	13,244	345,771	281,668	640,683

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Cattle for dairy production	-	28,134	-	28,134
Breeding cattle	-	155,124	-	155,124
Sugarcane	-	-	111,063	111,063
Other cattle	-	7,070	-	7,070
Others biological assets	2,730	-	-	2,730
Cattle for sale	-	40,692	-	40,692
Crops	3,750	-	52,129	55,879
Total	6,480	231,020	163,192	400,692

The following table presents the changes in Level 3 financial instruments for the years ended June 30, 2014 and 2013:

	Crops with significant biological growth	Sugarcane
At June 30, 2013	52,129	111,063
Initial recognition and changes in the fair value of biological assets (i)	806,776	82,778
Harvest	(789,630)	(100,791)
Exchange differences	69,520	49,823
At June 30, 2014 (Restated)	138,795	142,873

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.   Biological assets (Continued)

When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market	Price per livestock head/kg and per category

Level 3

Description	Pricing model	Pricing method	Parameters	Range
Crops	Discounted cash flows	-	Yields - Operating costs - Selling expenses – Future of sale prices	Argentina:
Yields: 0.45 - 10.75 tn/ha
Future of sale prices: 1,144 -1,471 Ps. /tn
Selling expenses: 149 - 579 Ps./tn
Operating costs: 308 -7022 Ps./ha
Brazil:
Yields: 3.43 tn/ha
Future of sale prices: 337.39 Rs./tn
Selling expenses: 52.65 Rs./tn
Operating costs: 115 Rs./ha
Bolivia:
Yields: 0.83 tn/ha
Future of sale prices: 217 US$/tn
Selling expenses: 33 US$/tn
Operating costs: 160 US$/tn
Sugarcane	Discounted cash flows	-	Yields - Operating costs - Selling expenses - Future of sale prices Discount rate	Brazil:
Yields: 60.1-119.8 tn/ha
Future of sale prices: 66.77-84.35 Rs./tn
Operating costs: 4,122 Rs./ha
Bolivia:
Yields: 53-122 tn/ha
Future of sale prices: 22.40 – 26.10 US$/tn
Selling expenses: 3.8 US$/tn
Operating costs: 275 – 524 US$/ha
Discount rate: 14.17%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.   Biological assets (Continued)

During years ended June 30, 2014 and 2013, there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5.c.

As of June 30, 2014 and 2013, the better and maximum use of biological assets shall not significantly differ from the current use.

15.   Inventories

Breakdown of Group’s inventories as of June 30, 2014 and 2013 were as follows:

	June 30, 2014 (Restated)	June 30, 2013
Current
Crops	241,061	120,697
Materials and inputs	141,495	92,901
Seeds and fodders	28,329	22,397
Hotel supplies	6,011	5,962
Beef	22,875	10,419
Current inventories	439,771	252,376
Total inventories	439,771	252,376

As of June 30, 2014 and 2013 the cost of inventories recognized as expense and included in “Costs” amounted to Ps. 1,314,146 and Ps. 910,336, respectively.

16.   Financial instruments by category

The following tables show the carrying amount of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, tax receivables and payables in kind), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.           Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2014 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
June 30, 2014 (Restated)
Assets as per statement of financial position
Trade and other receivables (Note 18)	1,362,245	66,722	1,428,967	484,790	1,913,757
Investment in financial assets (Note 19)	-	770,645	770,645	-	770,645
Derivative financial instruments (Note 20)	-	33,130	33,130	-	33,130
Cash and cash equivalents (excluding bank overdrafts) (Note 21)	978,397	24,590	1,002,987	-	1,002,987
Total	2,340,642	895,087	3,235,729	484,790	3,720,519

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 22)	568,826	-	568,826	652,114	1,220,940
Borrowings (excluding finance lease liabilities) (Note 25)	7,900,094	51,443	7,951,537	-	7,951,537
Derivative financial instruments (Note 20)	-	374,266	374,266	-	374,266
Total	8,468,920	425,709	8,894,629	652,114	9,546,743

Financial assets and financial liabilities as of June 30, 2013 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
June 30, 2013
Assets as per statement of financial position
Trade and other receivables (Note 18)	1,333,351	34,223	1,367,574	404,170	1,771,744
Investment in financial assets (Note 19)	-	639,327	639,327	-	639,327
Derivative financial instruments (Note 20)	-	32,698	32,698	-	32,698
Cash and cash equivalents (excluding bank overdrafts) (Note 21)	917,706	129,880	1,047,586	-	1,047,586
Total	2,251,057	836,128	3,087,185	404,170	3,491,355

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.   Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 22)	540,574	-	540,574	587,235	1,127,809
Borrowings (excluding finance lease liabilities) (Note 25)	5,714,236	-	5,714,236	-	5,714,236
Derivative financial instruments (Note 20)	-	11,464	11,464	-	11,464
Total	6,254,810	11,464	6,266,274	587,235	6,853,509

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

Income, expense, gains and losses on financial instruments are included in “Financial results, net” in the income statements, except for those generated by commodities, which are disclosed in “Other operating results, net” can be assigned to the following categories:

	Financial assets/ liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Subtotal Financial assets and liabilities	Non-Financial assets and liabilities	Total
June 30, 2014 (Restated)
Interest income	119,291	-	119,291	-	119,291
Interest expense	(737,913)	-	(737,913)	-	(737,913)
Foreign exchange losses net	(1,899,521)	-	(1,899,521)	-	(1,899,521)
Dividends income	15,041	-	15,041	-	15,041
Capitalized borrowing costs	22,376	-	22,376		22,376
Fair value gain on financial assets at fair value through profit or loss, net	-	379,091	379,091	-	379,091
Gain / (loss) from repurchase of Non-convertible Notes	(44,688)	-	(44,688)	-	(44,688)
Loss from derivative financial instruments (except commodities)	-	(365,740)	(365,740)	-	(365,740)
Gain on the revaluation of receivables arising from the sale of farmland	-	20,751	20,751	-	20,751
Other finance expenses, net	(83,086)	-	(83,086)	-	(83,086)
Net result	(2,608,500)	34,102	(2,574,398)	-	(2,574,398)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.   Financial instruments by category (Continued)

	Financial assets/ liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Subtotal Financial assets and liabilities	Non-Financial assets and liabilities	Total
June 30, 2013
Interest income	72,813	-	72,813	-	72,813
Interest expense	(483,772)	-	(483,772)	-	(483,772)
Foreign exchange losses net	(481,696)	-	(481,696)	-	(481,696)
Dividends income	23,249	-	23,249	-	23,249
Capitalized borrowing costs	10,307	-	10,307	-	10,307
Fair value gains of financial assets at fair value through profit or loss, net	-	23,739	23,739	-	23,739
Loss from derivative financial instruments (except commodity)	-	(7,567)	(7,567)	-	(7,567)
Net loss on the revaluation on receivables arising from the sale of farmland	-	(3,165)	(3,165)	-	(3,165)
Gain / (loss) from repurchase of Non-convertible Notes	2,057	-	2,057	-	2,057
Fair value gain on embedded derivatives	-	64	64	-	64
Other finance expenses, net	(64,790)	-	(64,790)	-	(64,790)
Net result	(921,832)	13,071	(908,761)	-	(908,761)

	Financial assets/ Liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Subtotal Financial assets and liabilities	Non-Financial assets and liabilities	Total
June 30, 2012
Interest income	22,604	-	22,604	-	22,604
Interest expense	(411,341)	-	(411,341)	-	(411,341)
Foreign exchange losses net	(215,615)	-	(215,615)	-	(215,615)
Dividends income	20,654	-	20,654	-	20,654
Capitalized borrowing costs	1,516	-	1,516	-	1,516
Fair value gains on financial assets at fair value through profit or loss, net	-	33,882	33,882	-	33,882
Gain on the revaluation of receivables arising from the sale of farmland	-	15,728	15,728	-	15,728
Net loss from derivative financial instruments (except commodities )	-	(1,058)	(1,058)	-	(1,058)
Fair value gain on embedded derivatives	-	139	139	-	139
Other finance expenses, net	(35,824)	-	(35,824)	-	(35,824)
Net result	(618,006)	48,691	(569,315)	-	(569,315)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.   Financial instruments by category (Continued)

Determining fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Company deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

In the case of Level 1, valuation is based on non-adjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, government bonds and corporate bonds for which quoted prices in active markets are available. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The financial instruments that the Group has allocated to this level mainly comprise shares of Supertel and the commitment of “tender offers” for the purchase of IDBD’s shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.   Financial instruments by category (Continued)

The Group has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument and its fair value at the end of the period is zero.

Since June 30, 2013, there have been no transfers between the several tiers used in estimating the fair value of the Group’s financial instruments, or reclassifications among their respective categories.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO).

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2014 and 2013 and their allocation to the different levels of the fair value hierarchy:

	June 30, 2014 (Restated)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	63,546	-	-	63,546
- Investment in equity securities in Hersha	53,901	-	-	53,901
- Corporate bonds	1,438	-	-	1,438
- Government bonds	203,216	-	-	203,216
- Mutual funds	222,760	-	-	222,760
- Other equity securities in public shares	14,318	-	-	14,318
- Shares of Supertel	-	-	211,170	211,170
- Shares	296	-	-	296
Derivative financial instruments:
- Commodity derivatives	4,750	-	-	4,750
- IDBD Rights (i)	10,986	-	-	10,986
- Foreign-currency contracts	-	16,305	-	16,305
- Interest-rate swaps	-	1,089	-	1,089
Cash and cash equivalents	24,590	-	-	24,590
Total assets	599,801	17,394	211,170	828,365
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	52,666	-	52,666
- Commodity derivatives	753	-	-	753
- Borrowings	22,901	51,443	-	74,344
- Commitment of “tender offers” of IDBD’s shares	-	-	320,847	320,847
Total liabilities	23,654	104,109	320,847	448,610

On July 3 rights for the purchase of additional shares and warrants of IDBD were exercised.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.   Financial instruments by category (Continued)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,859	-	-	56,859
- Investment in equity securities in Hersha	30,163	-	-	30,163
- Corporate bonds	22,261	-	-	22,261
- Shares	323	-	-	323
- Mutual funds	211,665	-	-	211,665
- Shares of Supertel	-	-	139,120	139,120
- Non-convertible notes	5,136	-	-	5,136
- Don Mario S.G.R.	11,691	-	-	11,691
- Mortgage Bonds	540	-	-	540
- Government bonds	161,569	-	-	161,569
Derivative financial instruments:
- Commodity derivatives	1,483	-	-	1,483
- Foreign-currency contracts	-	10,007	-	10,007
- Interest-rate swaps	-	4,259	-	4,259
- Supertel Warrants	-	-	16,949	16,949
Cash and cash equivalents	129,880	-	-	129,880
Total assets	631,570	14,266	156,069	801,905
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	11,461	-	11,461
- Commodity derivatives	3	-	-	3
Total liabilities	3	11,461	-	11,464

The following table presents the changes in Level 3 instruments for the years ended as of June 30, 2014:

	Warrants of Supertel	Shares of Supertel	Commitment tender offer IDBD’s shares	Total
Balance at July 1, 2012	18,434	117,488	-	135,922
Acquisition	-	283	-	283
Gain and losses recognized in profit or loss 2013	(1,485)	21,350	-	19,865
Balance at June 30, 2013	16,949	139,121	-	156,070
Gain and losses recognized in profit or loss (i)	(16,949)	72,049	(315,600)	(260,500)
Currency translation adjustment	-	-	(5,247)	(5,247)
Balance at June 30, 2014 (Restated)	-	211,170	(320,847)	(109,677)
(i)	The gain / (loss) is not realized as of June 30, 2014 and is accounted for under “Other financial results” in the income statements (Note 36)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.   Financial instruments by category (Continued)

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million.

On June 30, 2014, the fair value of warrants of Supertel as determined pursuant to the indicated method was lower than the gain not recognized upon initial recording; therefore, warrants are valued at zero.

According to Group estimates, all factors being constant, a 10% decline in the price of the underlying assets of Level 3 shares and warrants of Supertel (data observed in the market) as of June 30, 2014, would reduce pre-tax income by Ps. 22.2 million.

According to Group estimates, all factors being constant, a 10% increase in the credit spread (data which is not observable in the market) of Shares and Warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of June 30, 2014, would reduce pre-tax income by Ps. 2.6 million. The rate used as of June 30, 2014 was 14.17%.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of the Commitment of tender offers of shares in IDBD of Level 3 as of June 30, 2014, would increase pre-tax income by Ps. 24.9 million.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of the Borrowing to acquire shares of IDBD of Level 2 as of June 30, 2014, would increase pre-tax income by Ps. 5.1 million.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following tables:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.   Financial instruments by category (Continued)

Description	Pricing model	Pricing method	Parameters	Range
Foreign currency-contracts	Present value method	Theoretical price	Money market interest-rate curve; Foreign exchange curve.	-
Derivate related to “tender offer” of IDBD shares.	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and money market interest-rate curve (Curve rate ILS).	Underlying asset price 3.5 a 4.7 Share price volatility 30% a 40% Money market interest rate 0.7% a 1%
Borrowing to acquire shares of IDBD	Underlying market value	Theoretical price	Price of the underlying assets	-
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow forward contract.	-
Preferred shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.4 to 1.7 Share price volatility 55% to 75% Money market interest rate 0.75% to 0.9%
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.4 to 1.7 Share price volatility 55% to 75% Money market interest rate 0.75% to 0.9%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-

17.     Restricted assets

The table below shows presents the restricted assets as of June 30, 2014 and 2013:

	June 30, 2014 (Restated)	June 30, 2013
Non-current
Escrow deposits	-	10,881
Mutual funds	50,897	43,750
Total Non-Current	50,897	54,631
Current
Escrow deposits	-	1,022
Total Current	-	1,022
Total restricted assets	50,897	55,653

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.   Trade and other receivables, net

The table below shows trade and other receivables as of June 30, 2014 and 2013:

	June 30, 2014 (Restated)	June 30, 2013
Non-current
Leases and services receivable	55,105	58,783
Consumer financing receivables	-	214
Receivables from sale of agriculture products	2,090	-
Property sales receivable (i)	154,582	88,387
Less: allowance for doubtful accounts	(2,208)	(2,266)
Non-current trade receivables	209,569	145,118
Trade receivables from disposal of joint ventures	3,213	2,147
Prepayments	14,332	5,210
VAT receivables	22,342	28,944
Other tax receivables	110,238	62,759
Guarantee deposits	17,150	-
Others	1,093	4,499
Non-current other receivables	168,368	103,559
Related parties (Note 38)	97,412	42,753
Non-current trade and other receivables	475,349	291,430
Current
Consumer financing receivables	14,861	15,735
Leases and services receivable	256,123	376,431
Receivables from sale of agriculture products and farmlands leases	281,711	407,127
Receivables from hotel operations	33,861	26,201
Post-dated checks	211,278	164,808
Debtors under legal proceedings	61,573	51,610
Property sales receivable (i)	131,573	91,142
Less: allowance for doubtful accounts	(88,088)	(84,418)
Trade receivables current	902,892	1,048,636
Trade receivables from disposal of joint ventures	-	20,555
Contributions to be paid in by non-controlling interests	12,840	-
Prepayments	90,754	78,603
VAT receivables	61,030	39,342
Gross sales tax credit	4,957	2,420
Other tax receivables	33,457	37,353
Loans	12,751	50,573
Expenses and services to recover	3,024	3,757
Suppliers advances	144,656	54,961
Guarantee deposits	49,572	34,233
Dividends received	11,778	2,828
Others	24,892	29,906
Less: allowance for doubtful accounts	(195)	(218)
Current other receivables	449,516	354,313
Related parties (Note 38)	86,000	77,365
Current trade and other receivables	1,438,408	1,480,314
Total trade and other receivables	1,913,757	1,771,744

(i)	Property sales receivables primarily comprise the sale of trading properties, investment properties and farmlands.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.   Trade and other receivables, net (Continued)

As of, June 30, 2014, all non-current receivables are due within 4 years from the end of the reporting period.

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.18.

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	June 30, 2014 (Restated)	June 30, 2013
Beginning of the year	86,902	72,480
Creation	24,150	32,229
Recovery	(13,689)	(14,774)
Unused amounts reversed	(23)	(1,341)
Used during the year	(9,347)	(1,636)
Receivables written off	-	(235)
Exchange differences	2,498	179
End of the year	90,491	86,902

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the income statements (Note 33). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying value of each class of credit.

The Company has also receivables with related parties. Neither of which are due nor impaired.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.   Trade and other receivables, net (Continued)

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2014 and 2013 (includes receivables not past due to reconcile with the amounts in the statements of financial position):

	Past due
	Up to 3 months	3 to 6 months	Over 6 months	To mature	Allowed	Total
Leases and services	25,767	9,555	11,312	423,334	56,405	526,373
Office leases	5,845	708	8,177	3,272	7,968	25,970
Hotel leases and services	16,890	-	-	16,583	388	33,861
Consumer financing:
Credit card	-	-	-	-	14,861	14,861
Disposal of properties	11,120	43	218	276,174	2,512	290,067
Agricultural products	22,673	121	3,621	277,048	8,162	311,625
Total as of June 30, 2014 (Restated)	82,295	10,427	23,328	996,411	90,296	1,202,757
Leases and services	11,234	759	23,603	385,082	55,223	475,901
Office leases	4,614	1,182	1,313	134,190	4,763	146,062
Hotel leases and services	-	-	-	25,864	337	26,201
Consumer financing:
Credit card	2	-	-	127	13,485	13,614
Loans	-	-	-	23	2,312	2,335
Sale of properties	18	-	-	167,593	2,830	170,441
Agricultural products	23,150	305	2,108	412,587	7,734	445,884
Total as of June 30, 2013	39,018	2,246	27,024	1,125,466	86,684	1,280,438

Leases and services receivables from investment properties:

Trade receivables related to leases and services provided from shopping centers offices represent 28% and 40% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. At the end of the year, the Group has not experience credit issues with these new customers.

As of June 30, 2014 and 2013 the Group recognized losses from impairment of leases and services receivables for an amount of Ps. 12.9 million and Ps. 10.6 million, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.   Trade and other receivables, net (Continued)

Consumer financing receivables:

Trade receivables related to the residual consumer activities of the Group represent only 7% and 1% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively.

As of June 30, 2014 and 2013, the Company provided for losses with respect to receivables from consumer financing for an amount of Ps. 0.9 million and Ps. (1.6) million, respectively. The estimation of the credit risk is complex and requires the use of rating and scoring models which are essential to measure default risk. In measuring the consumption credit risks of credit purchases made through credit cards and cash advances, the Group considers two components: (i) the probability of default by client or counterparty, and (ii) the likeable recovery rate of obligations in arrears. The models are reviewed regularly to check their effectiveness with respect to actual performance and, where necessary, to enhance them.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 26% and 13% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

As of June 30, 2014, the Group recognized losses in Trade and other receivables for an amount of Ps. 2.5 million.

Receivables from the sale of agriculture products:

Trade receivables related to the sale of agriculture products and farmlands leases represent 20% and 34% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. The Group has a large customer base and is not dependent on any single customer.

As of June 30, 2014 and 2013, the Company has recognized losses with respect to receivables from the sale of agricultural products for an amount of Ps. 8.2 million and Ps. 7.7 million, respectively.

As of June 30, 2014 and 2013, approximately 75% and 77% of the outstanding unimpaired receivables from the sale of agricultural products (neither past due nor impaired), respectively, relate to sales to 12 well-known companies with good credit quality standing. These entities or their parents have an available external credit rating. The Group reviews theses external ratings in credit agencies. As of June 30, 2014 and 2013, the remaining percentage of the outstanding unimpaired receivables from the sale of agricultural products is related to sales to a large number of customers whose external rating is not available. However, the total number of clients without an external credit rating is relatively stable. Most customers for which an external credit rating is unavailable are customers with more than six months in the Company and have had no defaults in the past. New customers with less than six months are regularly monitored. To date, the Group has not experience credit issues with these new customers.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.   Investment in financial assets

The following table shows investments in financial assets as of June 30, 2014 and 2013:

	June 30, 2014 (Restated)	June 30, 2013
Non-current
Financial assets at fair value
Investment in equity securities in TGLT (i)	63,546	56,859
Investment in equity securities in Hersha (ii)	-	30,163
Mutual funds (Note 38)	-	17,249
Shares of Supertel	211,170	139,120
Don Mario S.G.R.	-	10,060
Other investment in equity securities	296	291
Total Investment in Financial Assets Non-current	275,012	253,742
Current
Financial assets at fair value
Mutual funds	222,760	194,416
Investment in equity securities in Hersha (ii)	53,901	-
Don Mario S.G.R.	-	1,631
Non-convertible Notes (Note 38)	-	5,136
Corporate bonds	1,438	22,261
Government bonds	203,216	161,601
Mortgage bonds	-	540
Other securities in public companies	14,318	-
Total Investment in Financial Assets current	495,633	385,585
Total Investment in Financial Assets	770,645	639,327

(i)
On November 4, 2010, the Group, acquired 5,214,662 shares of common stock of TGLT following TGLT initial public offering in the Buenos Aires Stock Exchange for Ps. 47.1 million in cash. TGLT is a residential housing developer with operations in Argentina and Uruguay. Following the initial acquisition, through successive purchases, the Group acquired 1,474,359 additional TGLT shares for an aggregate of Ps. 13.1 million. As of June 30, 2014, the Group’s interest in TGLT amounted to 6,689,021 shares, representing 9.51% of the capital stock.

(ii)
As of June 30, 2014 and 2013, the balances consist of the Group’s interest in Hersha of 0.498% and 0.494%, respectively. Hersha is a Real Estate Investment Trust (REIT) listed in the NYSE, with interests in hotels throughout the United States of America.

Financial assets at fair value through profit or loss are denominated in argentine pesos. The maximum exposure to credit risk at the reporting date is the carrying value of these assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.   Derivative financial instruments

Group’s derivative financial instruments as of June 30, 2014 and 2013 were as follows:

	June 30, 2014 (Restated)	June 30, 2013
Assets
Non-current
Interest-rate swaps	-	4,259
Foreign-currency contracts	233	4,169
Supertel warrants (i)	-	16,949
Total non-current	233	25,377
Current
Commodities	4,750	1,483
IDBD Subscription rights (ii)	10,986	-
Foreign-currency contracts (Note 38)	16,072	5,838
Interest-rate swaps	1,089	-
Total Current	32,897	7,321
Total assets	33,130	32,698

Liabilities
Non-current
Foreign-currency contracts	-	2,773
Commitment of “tender offers” of IDBD shares	320,847	-
Total non-current	320,847	2,773
Current
Commodities	753	3
Foreign-currency contracts	52,666	8,688
Total current	53,419	8,691
Total liabilities	374,266	11,464

(i)
The balance represents the fair value of the warrants of Supertel, which were acquired in February 2012 The unrecognized gain at inception of the warrants was US$ 1.1 million at June 30, 2014 theoretical valuation thereof is lower than the previously mentioned amount, which is valued at zero.

(ii)	See Note 3.
(iii)	See Note 3.

The maximum exposure to credit risk at the reporting date is the carrying value of derivative financial instruments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.   Cash flow information

The following table shows the amounts of cash and cash equivalents as of June 30, 2014, 2013 and 2012:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Cash at bank and on hand	724,900	769,485	315,062
Short-term bank deposits	251,822	148,221	104,077
Financial trust	1,675	-	-
Mutual funds	24,590	129,880	52,783
Total cash and cash equivalents	1,002,987	1,047,586	471,922

Following is a detailed description of cash flows generated by the Group’s operations for the years ended as of June 30, 2014, 2013 and 2012.

		June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
(Loss) Profit for the year		(1,092,808)	154,263	58,481
Adjustments for:
Income tax expense	28	(389,415)	33,519	21,956
Depreciation and amortization	10,11,13	296,919	279,738	233,137
Gain from disposal of investment property		(230,918)	(177,999)	(116,689)
Gain from disposal of farmlands		(91,356)	(149,584)	(45,490)
Gain from disposal of property, plant and equipment	35	366	(1,379)	(346)
Loss on the revaluation of receivables arising from the sale of farmland		(20,751)	3,165	15,728
Disposal of unused intangible assets		162	-	-
Release of investment property and property, plant and equipment		2,623	5,226	-
Dividends income		(15,041)	(23,249)	(20,654)
Share-based payments		68,614	10,549	6,267
Unrealized loss / (gain) on derivative financial instruments	35, 36	34,533	(49,468)	52,160
Changes in fair value of investments in financial assets	36	(379,091)	(23,739)	(33,882)
Interest expense, net	36	596,246	400,652	387,221
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		(405,771)	(176,471)	(90,300)
Changes in the net realizable value of agricultural produce after harvest		17,447	(11,756)	(2,720)
Provisions		112,653	98,723	71,701
Share of profit / (loss) of associates and joint ventures	8,9	408,651	9,818	(2,796)
Unrealized foreign exchange, net		1,946,071	517,755	233,588
Non-capitalized contribution		-	-	2,799
Gain / (loss) from repurchase of Non-convertible Notes		44,688	-	-
Gain from purchase of subsidiaries		-	(136,724)	-
Gain from disposal of subsidiaries and joint ventures		-	(15,433)	-
Changes in operating assets and liabilities:
Decrease in biological assets		286,554	286,731	146,387
(Increase) decrease in inventories		(196,831)	(56,929)	116,454
Decrease (increase) in trading properties		7,145	4,466	(17,304)
Decrease (increase) in trade and other receivables		268,270	(265,428)	(51,909)
Decrease (increase) in derivative financial instruments		(6,331)	(32,019)	91,460
(Decrease) increase in trade and other payables		(169,958)	220,067	(221,046)
Increase (decrease) in payroll and social security liabilities		71,633	19,734	(23,052)
Increase (decrease) in provisions		(1,230)	7,090	-
Net cash generated from operating activities before income tax paid		1,163,074	931,318	811,151

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.   Cash flow information (Continued)

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2014, 2013 and 2012:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Reimbursement of expired dividends	2,771	-	-
Dividends payable	56,625	4,169	28,632
Decrease of investment in associates and joint venture through an increase in trade and other receivables	476	-	-
Decrease of investment in associates and joint ventures through a decrease in trade and other payables	-	-	45,665
Decrease of interest in equity through a decrease in trade and other receivables	-	-	22,550
Decrease in equity through an increase in trade and other payables	-	1,164	40,846
Decrease in equity through an increase in borrowings	-	1,640	-
Decrease of investment in subsidiaries through an increase in trade and other receivables	-	20,869	-
Increase of investment in joint ventures through a decrease in trade and other receivables	-	13,175	-
Increase in property, plant and equipment through an increase in trade and other payables and borrowings	756	2,480	8,965
Decrease in property, plant and equipment and investment properties through an increase in trade and other receivables	23,581	174,847	64,277
Decrease in intangible assets through an increase in assets held for sale	77,085	-	-
Increase in trading properties through a decrease in intangible assets	7,150	-	-
Decrease in investment properties through an increase in property, plant and equipment	12,231	-	-
Decrease in investment properties through an increase in trade and other receivables	-	118,936	-
Decrease in investment properties through an increase in intangible assets	998	-	-
Decrease in investment properties through an increase in assets held for sale	1,098,990	-	-
Decrease in trade and other receivables through an increase in assets held for sale	17,990	-	-
Decrease in trade and other receivables through a decrease in borrowings	-	12,503	-
Decrease in trade and other payables through an increase in liabilities directly associated with assets classified as held for sale	170,245	-	-
Decrease in borrowings through an increase in liabilities directly associated with assets classified as held for sale	603,021	-	-
Decrease in deferred income tax liabilities through an increase in liabilities directly associated with assets classified as held for sale	33,346	-	-
Increase in restricted assets through a decrease in trade and other payables	146,394	-	-
Decrease in derivative financial instruments through an increase in assets held for sale	299	-	-
Decrease in restricted assets through an increase in assets held for sale	163,501	-	-
Increase in investments in financial assets through an increase in borrowings	-	18,767	-
Decrease of interest in investments in associates and joint ventures	-	-	16,004
Decrease in trade and other payables	-	-	24,675
Decrease in trade and other receivables	-	-	8,025

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22.	Trade and other payables

The table below shows Trade and other payables as of June 30, 2014 and 2013:

	June 30, 2014 (Restated)	June 30, 2013
Non-current
Admission rights	113,617	112,654
Sales, rent and services payments received in advance	51,638	53,300
Guarantee deposits	6,759	17,352
Total non-current trade payables	172,014	183,306
Other tax payables	9,166	14,136
Deferred income	7,914	8,660
Shareholders´ personal tax payable	1,170	1,476
Tax amnesty plan for payable taxes	15,014	15,641
Others	11,287	5,028
Total non-current other payables	44,551	44,941
Related parties (Note 38)	195	20
Total non-current trade and other payables	216,760	228,267
Current
Trade payables	289,825	212,797
Accrued invoices	173,193	141,657
Admission rights	111,024	98,656
Sales, rent and services payments received in advance	244,700	199,909
Guarantee deposits	13,413	13,477
Total current trade payables	832,155	666,496
Withholdings tax	3,020	9,800
VAT payables	28,521	26,739
Gross sales tax payable	1,150	1,836
Other tax payables	59,303	41,996
Deferred revenue	495	1,246
Dividends payable	24,032	11,445
Tax amnesty plan for payable taxes	306	310
Shareholders´ personal tax payable	5,076	3,220
Others	11,117	6,930
Total current other payables	133,020	103,522
Related parties (Note 38)	39,005	129,524
Total current trade and other payables	1,004,180	899,542
Total trade and other payables	1,220,940	1,127,809

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Payroll and social security liabilities

The table below shows payroll and social security liabilities as of June 30, 2014 and 2013:

	June 30, 2014 (Restated)	June 30, 2013
Non-current
Social security liabilities	4,598	-
Others	443	3,984
Non-current payroll and social security liabilities	5,041	3,984
Current
Provision for vacation and bonuses	166,276	89,238
Social security payable	28,600	28,967
Salaries payable	2,247	1,776
Others	5,423	854
Current payroll and social security liabilities	202,546	120,835
Total payroll and social security liabilities	207,587	124,819

24.	Provisions

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

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor and legal claims	Tax and social security claims	Investments in associates and joint ventures (i)	Total
At June 30, 2013	47,054	1,691	39,091	87,836
Additions	31,710	478	115,359	147,547
Used during period	(21,088)	(577)	-	(21,665)
Contributions	-	-	(16,667)	(16,667)
Currency translation adjustment	4,947	-	39,199	44,146
At June 30, 2014 (Restated)	62,623	1,592	176,982	241,197

(i)	Corresponds to equity interests in associates and joint ventures with negative equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Provisions (Continued)

The analysis of total provisions is as follows:

	June 30, 2014 (Restated)	June 30, 2013
Non-current	220,489	71,626
Current	20,708	16,210
	241,197	87,836

Included within provisions are certain amounts the Group provided for the following cases which are further detailed below:

Litigation with Exagrind S.A.

Cresud filed a lawsuit through Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company) on claims for damages and losses produced by a fire in one of the Company's farms, “San Rafael” farm, which is close to Exagrind’s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. Exagrind claimed an amount of Ps. 2.9 million at that date. The extraordinary appeal to the High Court of Justice of the Province of Catamarca, questioning the resolution that ended the term to respond the case, arguing that at that moment, the period was not completed, was favourably received. Therefore, Cresud finally responded the case and showed proofs. To date, the file is in probation period. In March 2007, the court ordered an inhibition of assets which was subsequently lifted. This decision was lifted in June 2007 and Tali Sumaj farm on attachment has been accepted in replacement. Exagrind S.A. requested that the measure be extended with an attachment of bank accounts; this ruling has been challenged and to date the accounts have not been attached. In June, 2010, the Company sold the farm to a third party. Since the litigation is still pending, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser. The Group has recorded a provision amounting to Ps. 1.5 million, which is included within “Labor, legal and other claims”.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Provisions (Continued)

Real Estate Business

Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group, through APSA, acquired through a public bidding the building known as Ex-Escuela Gobernador Vicente de Olmos located in the city of Córdoba for the amount of Ps. 32,522. As explained in Note 29, this property is affected to a concession contract.

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin theatre.

APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2014, the property is still operated by the Group and is recorded under Investment properties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings

Group’s borrowings at June 30, 2014 and 2013 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value (in millions)	June 30, 2014 (Restated)	June 30, 2013
Non-Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	-	322,925
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	-	39,415
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	-	67,819
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	-	425,658
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	259,192	171,084
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	117,299	-
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	896,032	-
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 bps	209	209,297	-
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 bps	11	10,734	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	150	1,210,359	784,855
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	150	1,070,428	781,338
APSA NCN Class I due 2017	Unsecured	US$	Fixed	7.87%	120	839,081	568,362
Syndicated loan (I)	Unsecured	Ps.	Fixed	15.01%	229	74,964	175,604
Banco M&T loan	Secured	US$	Floating	Libor + 3.25%	75	-	399,691
Long term loans	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	111,363	77,780
Long term loans	Unsecured	Ps.	Floating	Rate Survey PF 30- 59 days	20	16,665	19,784
Long term loans	Unsecured	Ps.	Fixed	15.01%	24	6,804	13,543
Long term loans	Secured	Rs.	Floating	TJLP + 1.95 to 3.10 and 5.5 to 10	20.5	9,846	17,162
Long term loans	Secured	Rs.	Fixed	7.23%	98.7	204,012	121,289
Seller financing	Secured	US$	Fixed	3.50 % and 5%	17.9	121,256	78,371
Finance lease obligations	Secured	US$	Fixed	10.75% and 7.5%	499	1,187	1,590
Other long term loans	Unsecured	Ps.	Fixed		-	13,359	19,163
Other long term loans	Secured	Bol.	Fixed		-	5,799	6,136
Related parties (Note 38)	Secured					133,908	98,327
Related parties	Unsecured					3,750	-
Non-current borrowings						5,315,335	4,189,896

(I)	Include Ps. 18,376 and Ps. 35,557 with Banco Hipotecario as of June 30, 2014 and 2013, respectively. See Note 38.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value (in millions)	June 30, 2014 (Restated)	June 30, 2013
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	499,113	6,074
CRESUD NCN Class IX due 2014	Unsecured	Ps.	Floating	Badlar + 300 bps	161	-	101,316
CRESUD NCN Class X due 2014	Unsecured	US$	Fixed	7.75%	31.5	-	165,810
CRESUD NCN Class X – 2nd tranche due 2014	Unsecured	US$	Fixed	7.75%	30	-	163,477
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	39,647	19,652
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	69,971	35,083
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	644,965	(1,954)
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	150	(74)
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	63,883	-
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	4,222	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50	150	41,472	26,675
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 bps	209	4,325	-
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 bps	11	255	-
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11,50	150	55,494	40,604
IRSA NCN Class III due 2013	Unsecured	Ps.	Floating	Badlar + 249 bps	153	-	52,240
IRSA NCN Class IV due 2014	Unsecured	US$	Fixed	7.45%	33.8	-	137,750
APSA NCN Class I due 2017	Unsecured	US$	Fixed	7.88%	120	8,732	5,499
Bank overdrafts	Unsecured	Ps.	Fixed	26%	-	555,293	444,527
Short term loans	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	9,267	6,266
Short term loans	Unsecured	Ps.	Floating	Rate Survey PF 30- 59 days	20	4,285	893
Short term loans	Unsecured	Rs.	Floating	TJLP + 1.95 to 3.10	84.1	11,024	-
Short term loans	Unsecured	Rs.	Fixed	7.23%	19.1	165,121	19,081
Short term loans	Unsecured	Ps.	Fixed	15.01%	24	6,880	6,895
Short term loans	Secured	Rs.	Fixed	7.23%	11.9	47,056	-
Short term loans	Unsecured	-	-	-	-	74,344	84,933
Short term loans	Secured	Rs.	Floating	5.5 to 10 TJLP + 1.95 to 3.10	5.5	6,699	5,263
Syndicated loans (i)	Unsecured	Ps.	Fixed	15.01%	203	101,339	51,005
Seller financing	Secured	US$	Fixed	3.5%	16.4	28,670	12,809
Seller financing	Unsecured	Rs.	Floating	IGPM/CDI	102	165,521	106,165
Other seller - financed debt					9.9	-	16,348
Finance leases	Secured	US$	Fixed	10.75% y 7.5%	499	2,102	1,460
Other short term loans		Ps.	Fixed			25,492	9,625
Other short term loans		Bol.	Fixed			2,603	9,968
Related parties (Note 38)						1,566	-
Current borrowings						2,639,491	1,527,390
Total borrowings						7,954,826	5,717,286

(I)	Include Ps. 23,530 and Ps. 9,738 with Banco Hipotecario as of June 30, 2014 and 2013, respectively. See Note 38.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

At June 30, 2014 and 2013, total borrowings include collateralized liabilities (seller financing and long-term loans) of Ps. 634.9 million and Ps. 637.6 million, respectively. These borrowings are mainly collateralized by investment property and properties, plant and equipment of the Group (Notes 10 and 11).

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information related to liabilities under finance leases is disclosed in Note 29.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	June 30, 2014 (Restated)	June 30, 2013
Fixed rate:
Less than one year	1,740,894	813,137
Between 1 and 2 years	137,819	913,328
Between 2 and 3 years	871,361	125,565
Between 3 and 4 years	805,440	589,468
Between 4 and 5 years	1,722,431	1,015,606
More than 5 years	1,106,081	838,838
	6,384,026	4,295,942
Floating rate:
Less than one year	753,708	621,551
Between 1 and 2 years	355,614	225,692
Between 2 and 3 years	175,371	21,561
Between 3 and 4 years	32,880	22,345
Between 4 and 5 years	29,546	23,441
More than 5 years	70,373	418,530
	1,417,492	1,333,120
Do not accrue interest:
Less than one year	142,787	91,242
Between 1 and 2 years	426	2,220
Between 2 and 3 years	294	(3,216)
Between 3 and 4 years	2,520	(2,292)
Between 4 and 5 years	4,025	(2,720)
More than 5 years	(33)	(60)
	150,019	85,174
	7,951,537	5,714,236

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.           Borrowings (Continued)

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the impact of discounting is not significant. The fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The fair values of non-current borrowings at fixed-rate (excluding finance leases) are as follows:

	June 30, 2014 (Restated)	June 30, 2013
Cresud Class VIII NCN due 2014	-	330,873
Cresud Class XIII NCN due 2015	647,198	429,071
Cresud Class XIV NCN due 2018	260,673	172,692
Cresud Class XVI NCN due 2018	888,920	-
IRSA NCN due 2017	1,244,281	775,440
APSA NCN Class I due 2017	976,661	672,244
IRSA NCN due 2020	1,422,987	822,249
Seller financing	354,900	127,092
Syndicated loan	191,185	230,466
Long term loans	501,592	202,802
Total	6,488,397	3,762,929

The following classes of NCN were outstanding as of each of June 30, 2014 and 2013:

(a)	Class VIII NCN

On September 7, 2011, Cresud issued Class VIII NCN which are denominated in US$ for a nominal amount of US$ 60 million, due 36 months after the issue date and fully repayable at maturity. They bear interest at a fixed rate of 7.5% payable semiannually on September 7 and March 7 each year.

(b)	Classes IX, X and XI NCN

On June 21, 2012 Cresud issued three new parts for an amount of Ps. 383.5 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

Class IX NCN, for a nominal value of Ps. 161.0 million due 18 months after the issue date, accrued interest at a variable rate (Badlar plus 300 basis points). These were paid on a quarterly basis in arrears while amortization was made in three consecutive payments, the first two payments in an amount equal to 33.33% each of the face value, and the last one in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class IX Non-Convertible notes on the 12th, 15th and 18th month as from the issue date.

Class X NCN, for a nominal value of US$ 31.5 million (equivalent to Ps. 142 million), due 24 months after the issue date shall be payable in pesos at the exchange rate prevailing on the payment date. Interest accrued a fixed annual rate of 7.75% annually, and were paid quarterly in arrears, while amortization was made in three consecutive payments, the first two in an amount equal to 33.33% each of the face value, and the last payment in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class X Non-Convertible notes on the 18th, 21th and 24th months as from the issue date.

Class XI NCN, for a nominal value of Ps. 80.5 million due 36 months after the issue date, accrues interest at a variable rate (Badlar plus 375 basis points). These are paid on a quarterly basis in arrears while amortization is made in three consecutive payments, the first two payments in an amount equal to 33.33% each of the face value, and the last one in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class XI Non-Convertible notes on the 24th, 30th and 36th months as from the issue date.

(c)	Class X Tranche 2 NCN

On December 19, 2013, the Company issued Series Five of the Second Tranche of Class X Corporate Notes for a nominal value of US$ 30 million. As a consequence, the aggregate principal amount of Class X Corporate Notes was US$ 61.5 million, taking into consideration the US$ 31.5 million issued on June 21, 2012. The Second Tranche of Class X Corporate Notes is fully exchangeable for Class X Corporate Notes.

(d)	Class XII and XIII NCN

On February 22, 2013, the Sixth Series of simple corporate notes was issued in the amount of Ps. 500 million and in two classes.

Class XII Non-Convertible Notes, for a face value of Ps. 102.1 million and falling due 21 months after the issuance date, accrue interest at a variable rate (Badlar plus 410 basis points). Interest are payable quarterly in arrears whereas the principal is amortized in three consecutive equal payments on the 15th, 18th and 21th months following the issue date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

Corporate Notes Class XIII, for a nominal value of US$ 79.4 million (equal to Ps. 397.9 million) due 27 months following the issue date, accrue interest at an annual fixed rate of 1.90% payable quarterly in arrears, while the amortization is paid in two consecutive installments on the 24th and 27th monthly anniversary of the issue date.

(e)	Class XIV NCN

On May 22, 2013, the Company issued Series 7 of Non-Convertible Corporate Notes for a nominal value of US$ 32 million (equivalent to Ps. 167.5 million), in a single class.

Class XIV Corporate Notes are due 60 months after the date of issuance and accrue interest on a quarterly basis at a 1.5% fixed rate. Interest is payable quarterly in arrears whereas the principal is amortized in two consecutive payments on the 54 and 60 months following the issue date.

(f)	Class XV and XVI NCN

On November 18, 2013, the eighth Series of simple corporate notes was issued in the amount equivalent to Ps. 828 million, in two classes.

Class XV Non-Convertible Notes, for a face value of 176.37 million and falling due 24 months after the issuance date, accrue interest at a variable rate (Badlar plus 399 basis points). Interest is payable quarterly in arrears whereas the principal will be amortized in three consecutive payments on the 18, 21 and 24 months following the issue date.

Class XVI Non-Convertible Notes, for a face value of US$ 109.11 million (equivalent to Ps. 651.20 million) and falling due 60 months after the issuance date, accrue interest at fixed annual rate of 1.50%. Interest is payable quarterly in arrears whereas the principal will be amortized in two consecutive equal payments on the 54 and 60 months following the issue date.

Classes VIII, IX, X, XI, XII, XIII, XIV, XV and XVI NCN contain certain customary covenants, events of default and restrictions, as well as limitations on transactions with affiliates, mergers and disposal of assets, among other compliance requirements. The Company is also required to comply with a financial ratio in connection with incurrence of additional indebtedness: the ratio of short-term liabilities over total assets should be lower than 0.35. Currently, this financial covenant is measured on a quarterly basis as of the end of each period based on the unconsolidated accounts of Cresud. The Group is in compliance with these covenants as of June 30, 2014 and 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

Notes issued by subsidiary undertakings

(a)  APSA NCN Class I due 2017

On May 11, 2007, APSA issued an aggregate of US$ 170 million in two parts. One of the series (Series I) consists of US$ 120 million 7.87% notes due May 2017. Interest is payable on May 11 and November 11 of each year as from November 11, 2007 with principal due in seven equal and consecutive semi-annual installments as from June 11, 2009.

These issuances were part of a global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution No. 15,614 of the Securities Exchange Commission dated April 19, 2007. On October 29, 2009, the Ordinary and Extraordinary Meeting of Shareholders expanded the amount to up to US$ 400 million.

These NCN contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of assets. For additional indebtedness APSA is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. APSA was in compliance with these covenants as of June 30, 2014 and 2013.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

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

Under the NCN indentures, IRSA is permitted to incur additional indebtedness provided its coverage of consolidated interest ratio is higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and other consolidated non-cash charges. The Group was in compliance with these covenants as of June 30, 2014 and 2013.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

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

Seller financing

The Group maintains seller financing borrowings relating to the acquisition of certain investment properties, property, plant and equipment, trading properties and subsidiaries. Seller financing of the Group were as follows:

		Book value
Acquisition	Detail	June 30, 2014 (Restated)	June 30, 2013
Soleil Factory (investment property)	Mortgage financing of US$ 20,7 million with a fixed 5% interest rate due in June 2017.	85,254	52,724
Arcos del Gourmet S.A (intangible assets)	Unsecured financing amounting to a fixed amount of US$ 1 million plus a variable amount up to a maximum of US$ 3.5 million.	-	11,408
Zetol S.A. (trading property)	Mortgage financing of US$ 7 million with a fixed 3.5% interest rate.	43,265	43,396
Vista al Muelle S.A. (trading properties) (*)		21,407	-
Alto Tacuarí (trading properties)	Unsecured financing of Rs. 34 million with variable interest rate at 100% of the Interbank Deposit Certificate rate (“CDI”), due in June 2012.	96,240	57,986
Nova Buriti (property, plant and equipment)	Unsecured financing of Rs. 21.7 million adjusted based on the General Price Index (“IGP-M”), due in June 2012.	69,281	42,918
Jatobá (property, plant and equipment)	Unsecured financing of Rs. 35.4 million due in June 2012.	-	5,261
		315,447	213,693

(*)	Mortgage financing with a fixed 3.5% interest rate.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

Loans and bank overdrafts

As of June 30, 2014 and 2013, short-term and long-term loans were granted by several domestic financial institutions. They are repayable at various dates between July 2014 and July 2020, and bear either fixed interest rates ranging from 5% to 15.01% per annum, or variable interest rates mainly based on Badlar plus spreads ranging from 249 to 410 basis points.

As of June 30, 2014 and 2013, bank overdrafts were drawn on several domestic financial institutions. The Group has bank overdrafts of less than three months bearing fixed interest rates ranging from 15.14% to 18.50% per annum.

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

26.	Employee benefits

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
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
Contribution expenses was Ps. 10.2 million, Ps. 6.4 million and Ps. 2.0 million for the years ended June 30, 2014, 2013 and 2012 and were recognized in the income statements.

27.	Share-based payments

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

Under the Incentive Plan, over the last three years, entitle the Participants to receive shares ("Contributions") of the Company and IRSA, based on a percentage of their annual bonus, providing they remain as employee of the Company for at least five years, among other conditions, required to qualify such Contributions.

Contributions shall be held by the Company and IRSA, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants.

On the other hand, the Plan provides an extraordinary bonus in the medium term. Shares granted as part of the bonus shall be transferred to the participants, there being no restriction whatsoever established by the Plan.

To date, the Group has filed with the CNV the terms and conditions of the equity plan approval; the plan should also be ratified by the next Shareholders’ Meeting; therefore, there is no assurance that such terms and conditions are final.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Share-based payments (Continued)

As of June 30, 2014 and 2013, the Company set up a reserve for the incentive plan under Shareholder’s Equity in the amount of Ps. 104.1 and Ps. 11 million, respectively. The reserve was based on the fair value of the shares to be granted under the Company’s contribution, on a proportional basis to the employee’s continuity in the plan (Vesting period) and adjusted for the probability that these beneficiaries may leave the Company before the required term has elapsed and/or the conditions to be entitled to the Plan benefits are met as of each period end.

As of June 30, 2014 and 2013, the Group recognized a charge in connection with the Incentive Plan and special bonus of Ps. 93 million and Ps. 9.7 million, respectively. The total cost of the plan that has not yet been recognized because the term for the full granting of the benefit is still effective amounts to Ps. 64.6 million and Ps. 22.3 million, respectively. This cost is expected to be recognized over a four-year average period.

During the years ended June 30, 2014 and 2013, the Company did not grant shares.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s Contributions are as follows:

	June 30, 2014 (Restated)	June 30, 2013
At the beginning	3,232,474	1,671,666
To be granted	6,922,479	1,566,060
Canceled	(121,168)	(5,252)
At the end	10,033,785	3,232,474

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Share-based payments (Continued)

Brasilagro’s Stock Option Plan has five beneficiaries and grants 370,007, 315,479 and 315,479 stock options at an exercise price of Rs. 8.97, Rs. 8.25, and Rs. 8.52 per share, respectively. The options may be exercised in full as from August 12, 2012, July 3, 2014 and September 4, 2014, respectively, and are exercisable during three years as from the time they become exercisable. As of June 30, 2013, none of the stock options was exercised or cancelled. As of June 30, 2014, none of the stock options was exercised and 109,054 were cancelled.

On a consolidated basis, the Group incurred a charge of Ps. 2.4 million, Ps. 0.3 million and Ps. 2.6 million for the years ended June 30, 2014, 2013 and 2012, related to the awards granted under the Brasilagro Stock Option Plan.

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Brasilagro Stock Option Plan are as follows:

	June 30, 2014 (Restated)
	First tranche		Second tranche		Third tranche
	Exercise price	Options	Exercise price	Options	Exercise Price	Options
At the beginning	Ps. 8.97	370,007	Ps. 8.25	315,479	Ps. 8.52	315,479
Granted	-	-	-	-	-	-
Cancelled	-	-	-	(54,527)	-	(54,527)
Exercised	-	-	-	-	-	-
Expired	-	(68,159)	-	-	-	-
At the end	Ps. 8.97	301,848	Ps. 8.25	260,952	Ps. 8.52	260,952

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Share-based payments (Continued)

June 30, 2013
	First tranche		Second tranche		Third tranche
	Exercise Price	Options	Exercise Price	Options	Exercise Price	Options
At the beginning	Rs. 8.97	370,007	Rs. 8.25	315,479	Rs. 8.52	315,479
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	-	-	-	-
At the end	Rs. 8.97	370,007	Rs. 8.25	315,479	Rs. 8.52	315,479

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

As Brasilagro received services from its founding shareholders in exchange for share-based payments, the first issuance of Brasilagro Warrants are within the scope of IFRS 2. However, due to the fact that these warrants could have been fully exercised since March 15, 2009, that is, before the transition date to the IFRS (July 1, 2009), and that the fair value of the warrants had not been published, the Group applied the exemption available under IFRS 1 for these equity instruments. See Note 3.2. Therefore, the Company has not recognized the fair value of the warrants as of the date of these financial statements.

Each lot of 1,000 Warrants grants the right to subscribe 100 shares of Brasilagro. Brasilagro Warrants vest over a three-year period from the date of grant at 33% every year, and are exercisable by their holders over a fifteen-year period. The number of shares to be subscribed upon exercise of the warrants shall be adjusted in the event of split or reverse split of shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Share-based payments (Continued)

Out of the 256,000 outstanding Brasilagro Warrants under the first tranche, 256,000 Warrants were exercisable as of June 30, 2014 and 2013.

Brasilagro Warrants of the first issuance outstanding at each period end under have the following expiry date and exercise prices:

		Shares (i)
Expiry:	Exercise price per share	June 30, 2014 (Restated)	June 30, 2013
April 27, 2021	Rs 15.36	256,000	256,000

(i)	From the Brasilagro Warrants under the first tranche 177,004 and 175,223 were owned by the Company as of June 30, 2014 and 2013, respectively.

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

Out of the warrants under the second issuance 168,902 were held by the Company as of June 30, 2014 and 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Taxation

The Group’s income tax has been calculated on the estimated taxable profit for the years ended June 30, 2014, 2013 and 2012, at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The detail of the provision for the Group’s income tax is as follows:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Current income tax	(248,768)	(251,342)	(154,822)
Deferred income tax	676,136	218,440	133,108
Minimum Presumed Income Tax	(37,973)	(617)	(242)
Reversal of previous year provision	20	-	-
Income tax expense	389,415	(33,519)	(21,956)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Brazil	between 25% - 34%
Uruguay	25%
Bolivia	25%
United States	45%
Bermudas	0%

Deferred tax assets and liabilities of the Group as of June 30, 2014 and 2013 will be recovered as follows:

	June 30, 2014 (Restated)	June 30, 2013
Deferred income tax asset to be recovered after more than 12 months	832,430	362,820
Deferred income tax asset to be recovered within 12 months	455,646	220,579
Deferred income tax assets	1,288,076	583,399

	June 30, 2014 (Restated)	June 30, 2013
Deferred income tax liabilities to be recovered after more than 12 months	(889,849)	(876,727)
Deferred income tax liabilities to be recovered within 12 months	(15,630)	(57,707)
Deferred income tax liabilities	(905,479)	(934,434)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Taxation (Continued)

The movement in the deferred income tax (opened by assets and liabilities) during the years ended June 30, 2014 and 2013, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax assets	Tax loss carry -forwards	Advanced payments from customers	Investments	Property, plant and equipment	Provisions	Others	Total
At July 1, 2012	170,060	76,587	27,797	(423)	2,971	58,325	335,317
Charged to the income statements	171,085	19,653	35,009	-	1,349	5,423	232,519
Currency translation adjustment	3,954	280	-	-	259	11,070	15,563
As of June 30, 2013	345,099	96,520	62,806	(423)	4,579	74,818	583,399
Charged to the income statements	624,939	4,918	-	-	(543)	(3,305)	626,009
Currency translation adjustment	60,145	1,990	-	-	(2,928)	19,461	78,668
As of June 30, 2014 (Restated)	1,030,183	103,428	62,806	(423)	1,108	90,974	1,288,076

Deferred income tax liabilities	Investment properties	Property, plant and equipment	Biological assets	Investments	Inventories	Trade and other receivables	Others	Total
As of June 30, 2012	(546,352)	(177,596)	(55,037)	(45,758)	(3)	(25,888)	(34,020)	(884,654)
Charged/(credited) to the income statements	(1,360)	17,975	(11,817)	(4,903)	-	(21,154)	7,180	(14,079)
Additions for business combination	(26,103)	-	-	-	-	-	-	(26,103)
Currency translation adjustment	(4,071)	(4,000)	(1,292)	-	(1)	(234)	-	(9,598)
As of June 30, 2013	(577,886)	(163,621)	(68,146)	(50,661)	(4)	(47,276)	(26,840)	(934,434)
Charged/(credited) to the income statements	49,362	7,433	(41,260)	(2,216)	(113)	(5,353)	42,274	50,127
Additions for business combinations	33,346	-	-	-	-	-	-	33,346
Currency translation adjustment	(17,951)	(23,717)	(1,870)	-	117	(3,439)	(7,658)	(54,518)
As of June 30, 2014 (Restated)	(513,129)	(179,905)	(111,276)	(52,877)	-	(56,068)	7,776	(905,479)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry-forward is generated. Tax loss carry-forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry-forward in Bolivia expire within 3 years. Tax loss carry-forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Taxation (Continued)

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income. To this aim the Group made a projection for future years when deferred assets will be deductible. Such projection is based on aspects such as the expected performance of the main macroeconomic variables affecting the business, production issues, pricing, yields and costs that make up the operational flows derived from the regular exploitation of fields and other assets of the group, the flows derived from the performance of financial assets and liabilities and the income generated by the Group’s strategy of crop rotation. Such strategy implies the purchase and/or development of fields in marginal areas or areas with a high upside potential and periodical sale of such properties that are deemed to have reached their maximum appreciation potential.

Based on the estimated and aggregate effect of all these aspects on the Group’s performance, Management estimates that as at June 30, 2014, it is probable that the Company will realize all of the deferred tax assets.

As of June 30, 2014, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry- forward	Date of generation	Due date
Argentina	28	2009	2014
Argentina	25,362	2010	2015
Argentina	88,211	2011	2016
Argentina	208,170	2012	2017
Argentina	397,362	2013	2018
Argentina	1,671,153	2014	2019
Brazil	66,891	2009	2014
Bolivia	2,333	2012	2015
Bolivia	6,032	2013	2016
Bolivia	22,264	2014	2017
	2,487,806

The Group did not recognize deferred income tax assets of Ps. 57.1 million and Ps. 69.9 million as of June 30, 2014 and 2013, respectively, related to certain businesses which are still in development stage and/or that have a history of recurring losses. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Taxation (Continued)

The Group did not recognize deferred income tax liabilities of Ps. 46.4 million and Ps. 227.0 million as of June 30, 2014 and 2013, respectively, related to the potential dividends distribution of its investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

As of June 30, 2014, the Group decided derecognizes $ 38.0 Million of MPIT receivable, because this receivable is due as of June, 30 2015 and the management estimates that there is sufficient uncertainty as to the generation of sufficient income to be able to offset those receivables.

Below is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Income/loss before income tax for the years ended June 30, 2014, 2013 and 2012:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	(550,285)	61,284	28,153
Permanent differences:
Share of profit / (loss) of associates and joint ventures	153,919	(24,715)	(36,087)
Recognized tax losses from prior exercises	-	(31,732)	-
Profit / (loss) from disposal of associates and joint ventures	(8,668)
Unrecognized tax losses	43,398	47,740	31,027
Non-taxable income	(990)	(6,400)	3,851
Non-deductible items	-	7,560	-
Others	(26,789)	(20,218)	(4,988)
Income tax expense	(389,415)	33,519	21,956

29.	Leases

The Group as lessee

Operating leases:

In the ordinary course of business, the Group enters into several operating lease agreements. Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. The Group uses rented land for cultivation or cattle rising. Lease contracts are generally renewable for additional harvest periods. Rent is generally payable at intervals during the harvest year. Lease contracts vary but generally payments are based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased. Other contracts are based on a fixed amount of US dollars per hectare. Rent expense for the years ended as of June 30, 2014, 2013 and 2012 amounted to Ps. 65 million, Ps. 56 million and Ps. 49 million, respectively and is included in the line item "Cost" in the income statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Leases (Continued)

As discussed in Note 2.9, the Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense for the years ended June 30, 2014, 2013 and 2012 amounted to Ps. 2.6 million, Ps. 1.4 million and Ps. 1.8 million, respectively, and is included in the line item "Costs" in the income statements.

The Group leases two properties which uses as shopping centers. These contracts provide for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2014, 2013 and 2012 amounted to Ps. 2.9 million, Ps. 2.9 million and Ps. 2.9 million, respectively, and is included in the line item "Costs" in the income statements.

The Group also rents office spaces under an operating lease with companies related to the Chairman and Director of the Group (See Note 38).

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
No later than 1 year	32,463	22,852	7,448
Later than one year and not later than five years	25,474	16,908	19,235
More than 5 years	37,200	39,884	40,855
	95,137	79,644	67,538

Finance leases:

The Group rents certain computer equipment under various finance leases for an average term of three years. Book value of these assets under finance leases is disclosed in Note 11.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the income statements. Book value of liabilities under finance leases is disclosed in Note 25.

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Leases (Continued)

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
No later than 1 year	2,291	1,612	1,219
Later than 1 year and not later than 5 years	1,348	1,790	541
	3,639	3,402	1,760
Future finance charges	(350)	(354)	(138)
Present value of finance lease liabilities	3,289	3,048	1,622

The fair value of finance lease liabilities is as follows:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
No later than 1 year	2,102	1,460	1,094
Later than 1 year and not later than 5 years	1,187	1,588	528
Present value of finance lease liabilities	3,289	3,048	1,622

Under the terms of these agreements, no contingent rents are payable. The interest rate inherent is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at June 30, 2014, 2013 and 2012 were 11.20%, 10.75% and 7.5%, respectively.

The Group as lessor

Operating leases (Shopping centers, offices and other buildings):

The Group enters into cancellable operating leases agreements relating to shopping centers. The agreements have an average term raging from three to five years. Some leases relating to anchor stores having terms of ten years, which are usually extendable. Tenants are charged a rent which is the higher between (i) the base rent; and (ii) the percentage rent (which is generally established as a percentage over sales that ranges between 4% and 10%). Furthermore, pursuant to the rent escalation clause established in most lease arrangements, the tenants’ base rent generally increases between 18% and 24% each year during the agreement term. Regarding the percentage rent, since the rent is not known until the end of the period, such percentage rent meets the definition of contingent rent under IAS 17 "Leases". Accordingly, rental income will be recognized once the contingent rent is known.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Leases (Continued)

For the fiscal years ended June 30, 2014, 2013 and 2012, the average (basic rental) and contingent (supplementary rental) rental income of the Group’s shopping centers amounted to Ps. 746,666, Ps. 588,121 and Ps. 458,396, and to Ps. 329,258, Ps. 254,429 and Ps. 211,937, respectively, and are included under “Revenue” in the income statements.

Additionally, the Group owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group rents this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2014, 2013 and 2012 amounted to Ps. 151, Ps. 343 and Ps. 277 and is included in the line item "Revenue" in the income statements.

The Group enters into cancellable operating leasing agreements relating to offices and other buildings. The agreements have an average term raging from three to five years. The tenants are charged a base rent payable on a monthly basis.

Rental income of the Group’s offices and other buildings amounted to Ps. 255,788, Ps. 204,329 and Ps. 185,824 for the fiscal years ended June 30, 2014, 2013 and 2012, respectively and is included into “Revenue” in the income statements.

The future minimum proceeds under non-cancellable operating leases from Group’s offices and other buildings are as follows:

	June 30, 2014 (Restated)	June 30, 2013
2014	-	595,562
2015	731,570	466,243
2016	522,764	207,615
2017	220,605	72,758
2018	58,600	18,888
2019	18,291	17,327
Later than 2019	14,420	13,339
	1,566,250	1,391,732

Farmland leases

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Leases (Continued)

Rental income was Ps. 13.8 million, Ps. 23.8 million and Ps. 19.9 million for the years ended June 30, 2014, 2013 and 2012 and is included within “Revenue” in the income statements.

Even though all leases described above are cancellable by law, the Group considered them to be non-cancellable (see Note 2.28 for further details).

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
No later than 1 year	8,501	6,898	14,178
Later than one year and not later than five years	643	6,916	4,809
More than 5 years	1,928	1,379	-
	11,072	15,193	18,987

Finance leases:

The Group does not act as a lessor in connection with finance leases.

30.	Shareholders' Equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. The movements in the capital accounts as of June 30, 2014 and 2013 are as follows:

	Number of shares	Capital	Share premium
As of June 30, 2012	496,561,780	496,562	773,079
As of June 30, 2013	496,561,780	496,562	773,079
Purchase of treasury stock	(5,565,479)	(5,565)	-
As of June 30, 2014 (Restated)	490,996,301	490,997	773,079

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
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

On April 11, 2014, the Company reported on a potential repurchase of shares intended to curb the drop in prices and reduce fluctuations on the Company’s shares and ADS and strengthen its position in the market, thus minimizing potential temporary imbalances that may arise between supply and demand. On that same date, the Shareholders’ Meeting approved a partial release of the account “Reserve for new projects” in an amount of up to Ps. 200 million, in order to appropriate such amount of money to set up a reserve entitled “Reserve for the repurchase of securities”. In view of this measure, the Shareholders’ Meeting approved the repurchase of securities issued by the Company in an amount of Ps. 200 million, to be carried out before December 31, 2014, which period may be extended for an identical term. Cresud’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations, for up to an aggregate amount of Ps. 200 million and up to 5% of the capital stock, in the form of common shares or American Depositary Shares (ADS) representing 10 shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the Company’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 13.5 per share and ranging from a minimum of US$ 1 per ADS up to US$ 14 per ADS.

During the year ended June 30, 2014, the Company purchased 128,749 common shares (N.V. Ps. 1 per share) for a total amount of Ps. 0.2 million and 543,673 ADRs (representing 5,436,730 common shares) for a total amount of US$ 6.6 million, completing the terms and conditions of the share repurchase plan. As of the balance sheet date, no deadline has been established for the sale of repurchased shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

30.           Shareholders’ Equity (Continued)

Restrictions on distribution of dividends

Given that the repurchase of shares for subsequent sale is to be funded out of net cash income or free reserves, pursuant to section 220.2. of Act 19,550, insofar as the Company maintains Treasury shares there is a restriction on the distribution of retained earnings or free reserves in the amount of Ps. 54.9 million, equal to the acquisition cost.

Dividends

The dividends paid in the fiscal years ended June 30, 2014, 2013 and 2012 were Ps.120 million (Ps. 0.244 per share), Ps. 120 million (Ps. 0.242 per share) and Ps. 63.8 million (Ps. 0.128 per share), respectively.

Expired dividends

During the fiscal year ended June 30, 2014 Ps. 1,690 expired, corresponding to dividends no yet paid from prior years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.	Revenues

	June 30, 2014 (Restated)
	Urban Properties and Investments	Agricultural	Agroindustrial	Total
Trading properties	62,641	-	-	62,641
Crops	-	817,702	-	817,702
Cattle	-	61,691	-	61,691
Dairy	-	53,935	-	53,935
Sugarcane	-	123,851	-	123,851
Beef	-	-	548,740	548,740
Supplies	-	70,388	-	70,388
Agriculture products and services income	62,641	1,127,567	548,740	1,738,948
Base rent	1,079,779	-	-	1,079,779
Contingent rent	329,889	-	-	329,889
Admission rights	126,495	-	-	126,495
Parking fees	81,382	-	-	81,382
Commissions	42,458	-	-	42,458
Property management fee	27,121	-	-	27,121
Expenses and Collective Promotion Funds	743,703	-	-	743,703
Flattening of tiered lease payments	14,771	-	-	14,771
Farmland leases and agricultural services	-	29,044	-	29,044
Advertising and brokerage fees	-	50,362	-	50,362
Others	4,801	3,122	-	7,923
Leases and service income	2,450,399	82,528	-	2,532,927
Consumer financing	574	-	-	574
Hotel operations	331,562	-	-	331,562
Other revenues	332,136	-	-	332,136
Total Group revenue	2,845,176	1,210,095	548,740	4,604,011

	June 30, 2013
	Urban Properties and Investments	Agricultural	Agroindustrial	Total
Trading properties	24,867	-	-	24,867
Crops	-	745,932	-	745,932
Cattle	-	74,534	-	74,534
Dairy	-	38,818	-	38,818
Sugarcane	-	160,259	-	160,259
Beef	-	-	206,121	206,121
Supplies	-	47,990	-	47,990
Agriculture products and services income	24,867	1,067,533	206,121	1,298,521
Base rent	828,923	-	-	828,923
Contingent rent	254,854	-	-	254,854
Admission rights	107,608	-	-	107,608
Parking fees	62,484	-	-	62,484
Commissions	33,620	-	-	33,620
Property management fee	21,803	-	-	21,803
Expenses and Collective Promotion Funds	600,580	-	-	600,580
Flattening of tiered lease payments	21,842	-	-	21,842
Farmland leases and agricultural services	-	30,815	1,634	32,449
Advertising and brokerage fees	-	33,681	-	33,681
Others	3,561	1,587	-	5,148
Leases and service income	1,935,275	66,083	1,634	2,002,992
Consumer financing	1,203	-	-	1,203
Hotel operations	225,835	-	-	225,835
Other revenue	227,038	-	-	227,038
Total Group revenue	2,187,180	1,133,616	207,755	3,528,551

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.	Revenues (Continued)

	June 30, 2012
	Urban Properties and Investments	Agriculture	Agroindustrial	Total
Trading properties	51,903	-	-	51,903
Crops	-	629,657	-	629,657
Cattle	-	132,102	-	132,102
Dairy	-	30,168	-	30,168
Sugarcane	-	98,882	-	98,882
Beef	-	-	98,033	98,033
Supplies	-	29,649	-	29,649
Agriculture products and services income	51,903	920,458	98,033	1,070,394
Base rent	644,562	-	-	644,562
Contingent rent	212,285	-	-	212,285
Admission rights	88,221	-	-	88,221
Parking fees	45,141	-	-	45,141
Commissions	33,100	-	-	33,100
Property management fee	16,751	-	-	16,751
Expenses and Collective Promotion Funds	493,133	-	-	493,133
Flattening of tiered lease payments	26,288	-	-	26,288
Farmland leases and agricultural services	-	25,312	2,025	27,337
Advertising and brokerage fees	-	24,491	-	24,491
Others	3,296	-	-	3,296
Leases and service income	1,562,777	49,803	2,025	1,614,605
Consumer financing	4,837	-	-	4,837
Hotel operations	170,013	-	-	170,013
Other revenues	174,850	-	-	174,850
Total Group revenue	1,789,530	970,261	100,058	2,859,849

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Costs

	June 30, 2014 (Restated)
	Urban Properties and Investments	Agriculture	Agroindustrial	Total
Cost of leases and services	-	17,374	-	17,374
Other costs	-	8,228	-	8,228
Cost of property operations	-	25,602	-	25,602
Crops	-	1,509,500	-	1,509,500
Cattle	-	150,810	-	150,810
Dairy	-	104,334	-	104,334
Sugarcane	-	206,751	-	206,751
Beef	-	-	446,094	446,094
Supplies	-	55,362	-	55,362
Farmland leases and agricultural services	-	-	7,213	7,213
Advertising and brokerage operations	-	38,658		38,658
Others	-	6,150	-	6,150
Cost of agricultural sales and services	-	2,071,565	453,307	2,524,872
Cost of sale of trading properties	18,971	-	-	18,971
Cost from hotel operations	215,980	-	-	215,980
Cost of leases and services	1,128,794	-	-	1,128,794
Other costs	373	-	-	373
Total group costs	1,364,118	2,097,167	453,307	3,914,592

	June 30, 2013
	Urban Properties and Investments	Agriculture	Agroindustrial	Total
Cost of leases and services	-	12,052	-	12,052
Other costs	-	5,675	-	5,675
Cost of property operations	-	17,727	-	17,727
Crops	-	1,216,190	-	1,216,190
Cattle	-	142,621	-	142,621
Dairy	-	74,826	-	74,826
Sugarcane	-	302,206	-	302,206
Beef	-	-	194,270	194,270
Supplies	-	42,162	-	42,162
Farmland leases and agricultural services	-	-	4,132	4,132
Advertising and brokerage operations	-	25,104	-	25,104
Others	-	4,020	-	4,020
Cost of agricultural sales and services	-	1,807,129	198,402	2,005,531
Cost of sale of trading properties	12,347	-	-	12,347
Cost from hotel operations	168,282	-	-	168,282
Cost of leases and services	915,701	-	-	915,701
Other costs	907	-	-	907
Total group costs	1,097,237	1,824,856	198,402	3,120,495

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Costs (Continued)

	June 30, 2012
	Urban Properties and Investments	Agriculture	Agroindustrial	Total
Cost of leases and services	-	2,567	-	2,567
Other costs	-	4,653	-	4,653
Cost of property operations	-	7,220	-	7,220
Crops	-	1,038,903	-	1,038,903
Cattle	-	162,346	-	162,346
Dairy	-	57,841	-	57,841
Sugarcane	-	167,921	-	167,921
Beef	-	-	100,418	100,418
Supplies	-	26,985	-	26,985
Farmland leases and agricultural services	-	-	10,346	10,346
Advertising and brokerage operations	-	18,836	-	18,836
Cost of agricultural sales and services	-	1,472,832	110,764	1,583,596
Cost of sale of trading properties	25,664	-	-	25,664
Cost from hotel operations	117,580	-	-	117,580
Cost of leases and services	728,472	-	-	728,472
Other costs	1,687	-	-	1,687
Total group costs	873,403	1,480,052	110,764	2,464,219

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Expenses by nature

The Group discloses expenses in the income statements by function of as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

For the year ended June 30, 2014:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total (Restated)
Leases, services charges and vacant property costs	16,700	15,282	1,080	1,404	-	280	172	14,601	4,939	54,458
Depreciation and amortization (i)	217,462	45,925	7,559	707	-	10,819	2,666	9,973	1,808	296,919
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	10,461	10,461
Advertising, publicity and other selling expenses	145,331	-	-	1	-	4,701	-	-	34,478	184,511
Taxes, rates and contributions	86,996	2,110	9,033	2,299	-	-	179	14,289	128,536	243,442
Maintenance and repairs	255,053	10,641	14,841	3,551	3	26,321	490	23,861	1,071	335,832
Fees and payments for services	28,762	120,369	4,551	66	368	2,347	103	83,373	11,103	251,042
Director´s fees	-	-	-	-	-	-	-	124,207	-	124,207
Payroll and social security expenses	362,055	94,032	56,326	168	-	121,332	4,085	213,139	38,365	889,502
Cost of sale of properties	-	-	-	10,740	-	-	-	-	-	10,740
Food, beverage and other lodging expenses	-	-	-	-	-	49,792	-	6,726	3,753	60,271
Changes in biological assets and agricultural produce	-	1,239,869	-	-	-	-	-	-	755	1,240,624
Supplies and labor	-	24,485	859,688	-	-	-	-	-	1,761	885,934
Freights	-	1,267	7,240	-	-	-	6	12	81,003	89,528
Bank commissions and expenses	-	5,788	199	-	-	-	-	6,413	6,167	18,567
Conditioning and clearance	-	-	12	-	-	-	-	-	15,002	15,014
Others	16,435	14,857	7,092	35	2	388	527	37,345	13,524	90,205
Total expenses by nature	1,128,794	1,574,625	967,621	18,971	373	215,980	8,228	533,939	352,726	4,801,257

(i)	Include Ps. 350 corresponding to amortization of shared services.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Expenses by nature (Continued)

For the year ended June 30, 2013:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	11,505	1,300	964	1,774	-	136	119	5,442	926	22,166
Depreciation and amortization	209,164	37,513	5,600	529	-	13,591	2,373	10,689	279	279,738
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	17,455	17,455
Advertising, publicity and other selling expenses	115,013	-	1	-	-	-	13	12	16,542	131,581
Taxes, rates and contributions	68,982	1,670	6,494	1,500	-	263	21	11,162	83,204	173,296
Maintenance and repairs	226,164	5,925	13,072	2,741	38	21,603	123	15,087	978	285,731
Fees and payments for services	29,390	123,222	2,639	237	858	1,301	19	51,202	4,401	213,269
Director´s fees	-	-	-	-	-	-	-	84,650	-	84,650
Payroll and social security expenses	244,311	67,784	35,467	155	3	96,096	2,610	139,192	25,561	611,179
Cost of sale of properties	-	-	-	5,373	-	-	-	-	-	5,373
Food, beverage and other lodging expenses	-	-	-	-	-	29,643	-	2,900	680	33,223
Changes in biological assets and agricultural produce	-	877,118	-	-	-	-	-	-	-	877,118
Supplies and labor	-	3,575	767,384	-	-	-	-	-	-	770,959
Freights	44	462	10,360	6	-	151	23	327	84,987	96,360
Bank commissions and expenses	1	2,621	229	-	-	4,869	-	5,278	16,446	29,444
Conditioning and clearance	-	-	18	-	-	-	-	-	17,766	17,784
Others	11,127	49,855	4,307	32	8	629	377	20,442	10,238	97,015
Total expenses by nature	915,701	1,171,045	846,535	12,347	907	168,282	5,678	346,383	279,463	3,746,341

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Expenses by nature (Continued)

For the year ended June 30, 2012:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	22,553	722	807	1,958	-	35	106	2,460	334	28,975
Depreciation and amortization	164,268	2,139	41,883	-	17	10,411	1,600	11,972	847	233,137
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	10,485	10,485
Advertising, publicity and other selling expenses	99,279	-	-	-	-	2,811	-	1,755	17,594	121,439
Taxes, rates and contributions	47,658	652	6,526	1,323	-	-	335	8,507	61,612	126,613
Maintenance and repairs	179,647	2,011	16,134	1,590	265	17,822	102	12,241	925	230,737
Fees and payments for services	20,301	404	2,647	346	1,368	3,192	443	59,067	4,650	92,418
Director´s fees	-	-	-	-	-	-	-	87,565	-	87,565
Salaries and social security expenses	191,018	30,062	40,727	97	18	59,893	2,684	111,991	20,432	456,922
Cost of sale of properties	-	-	-	20,336	-	-	-	-	-	20,336
Food, beverage and other lodging expenses	-	-	-	-	-	22,714	-	3,005	13	25,732
Changes in biological assets and agricultural produce	-	892,319	-	-	-	-	-	-	-	892,319
Supplies and labor	-	16,949	510,406	-	-	-	2,386	76	-	529,817
Freights	-	169	5,454	-	-	-	23	7	57,679	63,332
Bank commissions and expenses	-	1,554	588	-	-	-	1	6,119	5,827	14,089
Conditioning and clearance	-	-	-	-	-	-	-	-	11,738	11,738
Others	3,748	1,785	8,657	14	19	702	541	15,912	8,325	39,703
Total expenses by nature	728,472	948,766	633,829	25,664	1,687	117,580	8,221	320,677	200,461	2,985,357

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

34.	Employee costs

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Salaries, bonuses and social security costs	784,655	594,320	448,681
Shared based payments	94,682	10,497	6,267
Pension costs – defined contribution plan	10,165	6,362	1,974
	889,502	611,179	456,922

35.	Other operating results, net

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Gain from purchase of subsidiaries	-	136,724	-
Gain from sale of joint ventures	-	15,433	-
Gain (loss) from commodity derivative financial instruments	(14,859)	5,104	(51,073)
Gain from disposal of other property items	(366)	1,379	346
Recovery of allowances	239	2,698	3,650
Tax on personal assets	(13,705)	(17,649)	(13,623)
Administration fee	-	4,601	(96)
Management fee	(862)	1,188	1,716
Contingencies	(18,473)	(28,645)	(9,136)
Donations	(33,283)	(31,053)	(18,402)
Project Analysis and Assessment	(3,124)	(1,182)	(684)
Unrecoverable VAT	(446)	(146)	(76)
Others	9,871	9,616	(6,003)
Total other operating results, net	(75,008)	98,068	(93,381)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Financial results, net

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Financial income:
- Interest income	119,291	72,813	22,604
- Foreign exchange gains	153,856	104,686	81,180
- Dividends income	15,041	23,249	20,654
- Other financial income	-	109	15,053
Finance income	288,188	200,857	139,491

Finance costs:
- Interest expense	(737,913)	(483,772)	(411,341)
- Foreign exchange losses	(2,053,377)	(586,382)	(296,795)
- Other financial costs	(83,086)	(64,899)	(50,877)
Finance cost	(2,874,376)	(1,135,053)	(759,013)
Less Finance costs capitalized	22,376	10,307	1,516
Total financial costs	(2,852,000)	(1,124,746)	(757,497)
Other finance results:
- Fair value gains of financial assets at fair value through profit or loss	379,091	23,739	33,882
- (Loss) / Gain on the revaluation of receivables arising from the sale of farmland	20,751	(3,165)	15,728
- Gain from repurchase on Non-convertible Notes	(44,688)	2,057	-
- Fair value gain on embedded derivatives	-	64	139
- (Loss) / Gain from derivative financial instruments (except commodities)	(365,740)	(7,567)	(1,058)
Total other finance results	(10,586)	15,128	48,691
Total financial results, net	(2,574,398)	(908,761)	(569,315)

37.	Earnings per share

(a)	Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Loss attributable to equity holders of the parent	(1,067,880)	(26,907)	(21,329)
Weighted average number of ordinary shares in issue (thousands)	496,132	496,562	496,562
Basic earnings (loss) per share	(2.15)	(0.05)	(0.04)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Earnings per share (Continued)

(b)	Diluted

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

Since the Company posted a loss for the years ended June 30, 2014, 2013 and 2012, there is no diluted effect whatsoever.

38.	Related party transactions

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

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

The Society’s Senior Management is composed of as follows:

Name	Date of birth	Position	In the position since
Alejandro G. Elsztain	03/31/1966	General Manager	1994
Matias Iván Gaivironsky	02/23/1976	Financial Manager	2011
David A. Perednik	11/15/1957	Administrative Manager	1997
Carlos Blousson	09/21/1963	General Manager of operations in Argentina, Bolivia and Paraguay	2008

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of the senior management participate in defined contribution and share-based incentive plans that are described in Notes 26 and 27, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

5.	Rentals and/or rights of use:

In the course of its normal operations, the Group enters into different kinds of agreements for the rental of real property and spaces in shopping centers related to its activities, namely:

(a)	Lease agreements, gratuitous bailment agreements or agreements for the use of space in shopping centers:

The Group normally leases diverse spaces in its Shopping Centers (stores, stands, storage rooms or advertising spaces) to related parties, such as Tarshop S.A. (Group’s associate) and Banco Hipotecario S.A. (IRSA’s associate).

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

(b)	Rights of use granted to Fundación Museo de los Niños:

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

6.	Service provider or recipient:

In the normal course of business operations conducted by the Group, the Group renders and receives different types of services, the most significant being:

(a)	Management fee:

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

In addition, there is a management agreement in place with CAMSA, a consulting company retained by the Group to provide advisory services. The shareholders of CAMSA are Eduardo S. Elsztain, Group’s shareholder and Chairman of the Board, and Saúl Zang, Vice-Chairman of the Board. Under the agreement dated November 1994, CAMSA provides the Group with services such as (i) advisory with respect to capital investments in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals; (ii) acts on the Group’s behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and (iii) advisory regarding securities investments with respect to such operations. The agreement expressly provides that CAMSA may not provide advisory services with respect to transactions that are entirely related to real estate. The Group pays CAMSA an annual fee equal to 10% of the Group’s annual net income after taxes. Under the agreement, the Group is required to reimburse CAMSA normal expenses incurred in performing the services. The agreement is subject to termination by either party upon not less than 60 days prior written notice. If the Group terminates the agreement without cause, the Group must pay CAMSA twice the average of the amounts of the management fee paid for the two preceding fiscal years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

(d)	Hospitality Services

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

7.	Sale of goods and/or services

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

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

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

(b)	Master agreement for US dollar-denominated forward transactions with Banco Hipotecario S.A.

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

(c)	Securities loan agreement with IFISA

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014 (Restated):

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Associates
Tarshop S.A.	Reimbursement of expenses	-	689	-	-	-	-	-
	Commisions per supermarket aisle	-	19	-	-	-	-	-
	Leases and/or rights of use	-	-	(175)	(677)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	2,297	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	765	-	-	-	-	-
Agro-Uranga S.A	Dividends receivable	-	39	-	-	-	-	-
	Purchase of goods and/or services	-	-	-	(112)	-	-	-
	Brokerage	-	29	-	(70)	-	-	-
	Sale of inputs	-	425	-	-	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	303	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	12	-	(1,547)	-	-	-
	Commisions per supermarket aisle	-	59	-	-	-	-	-
	Borrowings	-	-	-	-	(18,376)	(23,530)	-
	Derivatives	-	-	-	-	-	-	(5,225)
	Leases and/or rights of use	-	200	-	-	-	-	-
Banco de Crédito y Securitización	Leases and/or rights of use	-	19	-	(80)	-	-	-
Total Associates		-	4,856	(175)	(2,486)	(18,376)	(23,530)	(5,225)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Joint Ventures
Cresca S.A.	Management fees	-	38	-	-	-	-	-
	Loans granted	96,269	-	-	-	-	-	-
Puerto Retiro S.A.	Constributions to be paid in	-	160	-	-	-	-	-
	Reimbursement of expenses	-	213	-	-	-	-	-
	Financial operations	-	3,230	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	223	-	(72)	-	-	-
	Borrowings	-	-	-	-	-	(71)	-
	Share-based payments	-	304	-	-	-	-	-
	Leases’s collections	-	-	-	(18)	-	-	-
	Leases and/or rights of use	-	-	-	(630)	-	-	-
	Management fees	-	1,338	-	-	-	-	-
Quality Invest S.A.	Management fees	-	22	-	(45)	-	-	-
	Reimbursement of expenses	-	64	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	2	-	-	-	-	-
	Borrowings	1,143	-	-	-	-	-	-
	Constributions to be paid in	-	10	-	-	-	-	-
	Reimbursement of expenses	-	193	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	(133,314)	-	-
	Reimbursement of expenses	-	140	-	(9)	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	864	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	165	-	-	-	-	-
	Borrowings	-	20	-	-	-	-	-
Total Joint Ventures		97,412	6,990	-	(774)	(133,314)	(71)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Other related parties
CAMSA	Advances to be recovered	-	1,468	-	-	-	-	-
	Management fees	-	11,595	-	(11,098)	-	-	-
	Reimbursement of expenses	-	4,713	-	(1)	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	4	-	-	-	-	-
	Legal services	-	-	-	(739)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	75	-	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	54,724		(5)
Museo de los Niños	Reimbursement of expenses	-	767		(9)
Austral Gold	Reimbursement of expenses	-	8	-	(1)	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	103	-	-	-	-	-
	Borrowings	-	68	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	228	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-	-	(8)	-	-	-
IRSA Developments LP	Capital contribution	-	-	-	(13)	-	-	-
EMP	Management fees	-	-	-	(31)	-	-	-
Total Other related parties		-	73,757	-	(11,905)	-	-	-
Directors and Senior Management
Directors and Senior Management	Fees	-	301	-	(23,830)	-	-	-
	Guarantee deposits	-	-	(20)	-	-	-	-
	Reimbursement of expenses	-	96	-	(10)	-	-	-
Total Directors and Senior Management		-	397	(20)	(23,840)	-	-	-
Total		97,412	86,000	(195)	(39,005)	(151,690)	(23,601)	(5,225)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,759	-	(1)	-	-
	Management fees	-	-	-	226	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,525	-	-	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	-	32	-	(5)	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	507	-	-	-	-
Agro-Uranga S.A	Dividends receivable	-	-	-	1,471	-	-	-	-
	Sale of goods and/or services	-	-	-	708	-	(364)	-	-
Agro Managers S.A.	Reimbursement of expenses	-	-	-	113	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	298	-	(372)	-	-
	Borrowings	-	-	-	-	-	-	(35,557)	(9,738)
	Non-convertible notes	-	5,136	-	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	11	-	-	-	-
Manibil S.A.	Other liabilities	-	-	-	-	-	(781)	-	-
Total Associates		-	5,676	-	6,650	-	(1,523)	(35,557)	(9,738)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures
Cresca S.A.	Management fees	-	-	-	1,693	-	-	-	-
	Reimbursement of expenses	-	-	-	49	-	(157)	-	-
	Financial operations	-	-	41,746	-	-	-	-	-
Puerto Retiro S.A.	Constributions to be paid in	-	-	-	101	-	-	-	-
	Reimbursement of expenses	-	-	-	180	-	-	-	-
	Financial operations	-	-	-	3,916	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	275	-	(142)	-	-
	Leases and/or rights of use	-	-	-	11	-	(261)	-	-
	Management fees	-	-	-	629	-	-	-	-
Baicom Networks S.A.	Management fees	-	-	1,007	1	-	-	-	-
	Reimbursement of expenses	-	-	-	18	-	(2)	-	-
Quality Invest S.A.	Management fee	-	-	-	46	-	(45)	-	-
	Reimbursement of expenses	-	-	-	77	-	-	-	-
	Financial operations	-	-	-	500	-	-	-	-
Cyrsa S.A.	Financial operations	-	-	-	-	-	-	(98,327)	-
	Reimbursement of expenses	-	-	-	6,039	-	(254)	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	29	-	-	-	-
Total Joint Ventures		-	-	42,753	13,564	-	(861)	(98,327)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Other related parties
CAMSA	Management fees	-	-	-	9,342	-	-	-	-
	Reimbursement of expenses	-	-	-	2,659	-	(43)	-	-
	Reimbursement of Capital	-	-	-	-	-	(6,661)	-	-
Estudio Zang, Bergel & Viñes	Sale of goods and/or services	-	-	-	60	-	-	-	-
	Legal services	-	-	-	22	-	(1,432)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	51	-	(2)	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	-	-	34,669	-	-	-	-
	Reimbursement of expenses	-	-	-	268	-	(3)	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	133	-	(11)	-	-
	Leases and/or rights of use	-	-	-	928	-	(3)	-	-
EMPM	Reimbursement of expenses	-	-	-	-	-	(61)	-	-
EMP Ltd	Reimbursement of Capital	-	-	-	-	-	(105,326)	-	-
Dolphin Fund PLC	Subscription	17,249	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	133	-	-	-	-
Total Other related parties		17,249	-	-	48,265	-	(113,542)	-	-
Directors and Senior Management
Directors and Senior Management	Management fees	-	-	-	7,599	-	(11,754)	-	-
	Advances	-	-	-	1,204	-	(1,746)	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-
	Reimbursement of expenses	-	-	-	83	-	(98)	-	-
Total Directors and Senior Management		-	-	-	8,886	(20)	(13,598)	-	-
Total		17,249	5,676	42,753	77,365	(20)	(129,524)	(133,884)	(9,738)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the years ended as of June 30, 2014 (Restated):

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Remuneration of Board of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	8,365	-	-	-	-
Tarshop S.A.	8,172	(239)	-	-	-	-	-
Banco Crédito y Securitización S.A.	1,544	-	-	-	-	-	-
Banco Hipotecario S.A.	560	-	-	-	-	25,966	-
Total Associates	10,276	(239)	8,365	-	-	25,966	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(20,897)	-
Cresca S.A.	-	46	77	-	-	2,216	-
Baicom Networks S.A.	-	12	-	-	-	136	-
Nuevo Puerto Santa Fe S.A.	(632)	1,124	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	-	917	-
Quality Invest S.A.	-	216	-	-	-	-	-
Canteras Natal Crespo S.A.	-	-	-	-	-	-	-
Total Joint Ventures	(632)	1,398	77	-	-	(17,628)	-
Other related parties
CAMSA	-	230	2	-	-	-	-
Fundación IRSA	-	-	1	-	-	-	(3,325)
Estudio Zang, Bergel & Viñes	-	-	-	-	(4,193)	-	-
Hamonet S.A.	(400)	-	-	-	-	-	-
Austral Gold Argentina S.A.	-	-	1	-	-	-	-
Fibesa S.A.	-	-	2	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(769)	-	-	-	-	-	-
Consorcio de Propietarios Edificios Avda. del Libertador 498	-	-	1	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	21,911	-
Total Other related parties	(1,169)	230	7	-	(4,193)	21,911	(3,325)
Directors and Senior Management
Directors	-	-	-	(95,723)	-	-	-
Senior Management	-	-	-	(22,357)	-	-	-
Total Directors and Senior Management	-	-	-	(118,080)	-	-	-
Total	8,475	1,389	8,449	(118,080)	(4,193)	30,249	(3,325)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the years ended as of June 30, 2013:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Corporate services	Remuneration of Board of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	6,154	-	-	-	-	-
Tarshop S.A.	5,991	-	-	301	-	-	-	-
Banco Hipotecario S.A.	453	-	-	-	-	-	(1,378)	-
Total Associates	6,444	-	6,154	301	-	-	(1,378)	-
Joint Ventures
Cyrsa S.A.	-	4,681	-	-	-	-	(8,724)	-
Cresca S.A.	-	1,108	-	-	-	-	510	-
Baicom Networks S.A.	-	-	-	-	-	-	96	-
Nuevo Puerto Santa Fe S.A.	(111)	888	-	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	-	-	481	-
Quality Invest S.A.	-	216	-	-	-	-	28	-
Canteras Natal Crespo S.A.	-	96	-	-	-	-	11	-
Total Joint Ventures	(111)	6,989	-	-	-	-	(7,598)	-
Other related parties
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	8,758	-
Fundación IRSA	-	-	-	-	-	-	-	(1,420)
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(3,285)	-	-
CAMSA	-	(5,736)	-	-	-	-	-	-
Dolphin Fund PLC (i)	-	-	-	-	-	-	(117,576)	-
Hamonet S.A.	(365)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(468)	-	-	-	-	-	-	-
Total Other related parties	(833)	(5,736)	-	-	-	(3,285)	(108,818)	(1,420)
Directors and Senior Management
Directors	-	-	-	-	(59,143)	-	-	-
Senior Management	-	-	-	-	(12,288)	-	-	-
Total Directors and Senior Management	-	-	-	-	(71,431)	-	-	-
Total	5,500	1,253	6,154	301	(71,431)	(3,285)	(117,794)	(1,420)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the years ended as of June 30, 2012:

Related party	Leases and/or rights of use	Administration and management fees	Corporate services	Sale of goods and/or services	Legal services	Financial operations	Donations	Remuneration of Board of Directors and senior management
Associates
Agro-Uranga S.A.	-	-	-	3,717	-	-	-	-
Tarshop S.A.	2,436	-	379	-	-	1,263	-	-
Total Associates	2,436	-	379	3,717	-	1,263	-	-
Joint Ventures
Cresca S.A.	-	1,620	-	-	-	2	-	-
Canteras Natal Crespo S.A.	-	-	96	-	-	10	-	-
Total Joint Ventures	-	1,620	96	-	-	12	-	-
Other related parties
Inversiones Financieras del Sur S.A.	-	-	-	-	-	836	-	-
Fundación IRSA	-	-	-	-	-	-	(1,876)	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(3,445)	-	-	-
Consultores Asset Management S.A. (CAMSA)	23	(8,696)	-	-	-	-	-	-
Dolphin Fund PLC	-	-	-	-	-	(12,283)
Total Other related parties	23	(8,696)	-	-	(3,445)	(11,447)	(1,876)	-
Directors and Senior Management
Total Directors and Senior Management	-	-	-	-	-	(1)	-	(56,351)
Total Directors and Senior Management	-	-	-	-	-	(1)	-	(56,351)
Total	2,459	(7,076)	475	3,717	(3,445)	(10,173)	(1,876)	(56,351)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.           CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 8 and 9 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 16 - Financial instruments by category
Note 17 - Restricted assets
Exhibit E - Provisions	Note 18 - Trade and other receivables
Note 24 – Provisions
Exhibit F - Cost of sale and services	Note 40 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 41 - Foreign currency assets and liabilities

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

40.	Cost of sales and services provided

	Agricultural business				Urban Properties and Investments business
Description	Biological assets	Inventories	Agriculture services	Subtotal Agricultural business	Services and other operating costs	Trading properties	Hotels	Others	Subtotal Urban Properties and Investments business	Total as of 06.30.14 (Restated)	Total as of 06.30.13	Total as of 06.30.12
Inventories as of 06.30.13	231,020	236,056	-	467,076	-	109,517	5,962	-	115,479	(ii) 582,555	(ii) 555,022	(iii) 706,171

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	153,727	(13,713)	-	140,014	-	-	-	-	-	140,014	62,992	96,592

Changes in the net realizable value of agricultural produce after harvest	-	(17,447)	-	(17,447)	-	-	-	-	-	(17,447)	11,756	2,720

Decrease due to harvest	-	1,028,868	-	1,028,868	-	-	-	-	-	1,028,868	752,820	615,736
Acquisitions and classifications	37,482	1,106,786	-	1,144,268	-	-	-	-	-	1,144,268	658,392	456,570
Consume	(558)	(516,586)	-	(517,144)	-	-	-	-	-	(517,144)	(387,332)	(385,480)
Additions	-	-	-	-	-	13,252	-	-	13,252	13,252	3,091	5,530
Disposals	-	-	-	-	-	(11,782)	(364)	-	(12,146)	(12,146)	(5,948)	(14,951)
Expenses incurred	-	77,380	54,284	131,664	1,128,794	17,506	216,393	373	1,363,066	1,494,730	1,166,340	916,886
Exchange difference	-	(38,874)	-	(38,874)	-	27,629	-	-	27,629	(11,245)	33,704	(22,583)
Inventories as of 06.30.14	(345,771)	(418,029)	-	(763,800)	-	(137,151)	(6,011)	-	(143,162)	(iv) (906,962)	(582,555)	(555,022)
Costs as of 06.30.14 (Restated)	75,900	1,444,441	54,284	1,574,625	1,128,794	18,971	215,980	373	1,364,118	2,938,743	-	-
Costs as of 06.30.13	73,387	1,062,644	35,014	1,171,045	915,701	12,347	168,282	907	1,097,237	-	2,268,282	-
Costs as of 06.30.12	128,067	790,745	29,954	948,766	728,472	25,664	117,580	1,687	873,403	-		1,822,169

(i)           Includes Ps. (10,358) corresponding to materials and inputs of IRSA as of June 30, 2013.
(ii)          Includes Ps. (10,867) corresponding to materials and inputs of IRSA as of June 30, 2012.
(iii)         Includes Ps. (8,026) corresponding to materials and inputs of IRSA as of June 30, 2013.
(iv)         Includes Ps. (13,373) corresponding to materials of IRSA and FYO and Ps. (2,358) of meet due for slaughtering of Cactus as of June 30, 2014.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

41.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.14 (Restated)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.13
Assets
Restricted assets
US Dollar	6,372	8.033	51,189	3,124	5.348	16,706
Total restricted assets			51,189			16,706
Trade and other receivables
Uruguayan Peso	1,162	0.356	414	355	0.262	93
US Dollar	29,646	8.033	238,144	90,639	5.348	484,735
Euros	2	10.991	26	2	6.949	17
Swiss francs	27	9.051	242	77	5.660	437
Total trade and other receivables			238,826			485,282
Investment in financial assets
US Dollar	67,062	8.033	538,710	39,209	5.348	209,692
Nuevo Israel Shekel	5	2.377	13	-	-	-
Uruguayan Peso	39,905	0.356	14,206	-	-	-
Argentine Peso	-	-	-	90	1.000	90
Total Investment in financial assets			552,929			209,782
Derivative financial instruments
US Dollar	3,839	8.033	30,841	3,169	5.348	16,949
Total Derivative financial instruments			30,841			16,949
Cash and cash equivalents
Uruguayan Peso	101	0.356	36	309	0.262	81
US Dollar	19,605	8.033	157,484	108,401	5.348	579,731
Euros	121	10.991	1,329	107	6.949	745
Swiss francs	1	9.051	1	-	-	-
Nuevo Israel Shekel	116,210	2.377	276,235	-	-	-
Pounds	2	13.913	32	3	8.080	22
Yenes	2	2.377	4	74	0.054	4
Brazilian Reais	3	3.550	9	5	2.370	12
Total Cash and cash equivalents			435,130			580,595

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

41.	Foreign currency assets and liabilities (Continued)

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.14 (Restated)	Total as of 06.30.13	Prevailing exchange rate (1)	Amount of foreign currency (2)
Liabilities
Trade and other payables
Uruguayan Peso	1,520	0.382	580	38	0.262	10
US Dollar	18,030	8.133	146,635	34,121	5.388	183,845
Brazilian Reais	-	-	-	-	-	-
Euros	1	11.148	3	16	7.015	114
Total trade and other payables			147,218			183,969
Borrowings
US Dollar	712,773	8.133	5,796,986	708,733	5.388	3,818,651
Argentine Peso	-	-	-	66	1.000	66
Total borrowings			5,796,986			3,818,717
Derivative financial instruments
US Dollar	204	3.69	753	322	5.388	1,737
Nuevo Israel Shekel	134,984	2.377	320,847	-	-	-
Total Derivative financial instruments			321,600			1,737
Provisions
US Dollar	200	8.133	1,627	-	-	-
Total provisions			1,627			-

(1)	Exchange rate as of June 30, 2014 and 2013 according to Banco Nación Argentina records.
(2)	Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(3)	The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements. See Note 20.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

42.	Barter transactions

The Group generally enters into barter transactions with third party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for properties to be developed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2014:

Caballito plot of land

On June 29, 2011, the Group and TGLT, entered into an agreement to barter a plot of land located in Mendez de Andes street in the neighborhood of Caballito in the Autonomous City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with residential offices and parking space. In consideration, TGLT paid US$ 0.2 million in cash and will transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number to be determined of parking space representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months from that date and TGLT mortgaged the land in favor of IRSA as guarantee. TGLT mortgaged the land in favor of IRSA as guarantee.

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

Beruti plot of land

On October 13, 2010, the Group, through its subsidiary APSA, and TGLT, entered into an agreement to barter a plot of land located at Beruti Street 3351/59 in the Autonomous City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction, which was subject to certain precedent conditions including the completion by TGLT of its initial public offering, was agreed at US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TLGT will transfer APSA (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land. TGLT perfected its initial public offering on the Stock Exchange of Buenos Aires on October 29, 2010 and therefore, the precedent condition to the transaction was completed on that date.

TGLT paid US$ 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of APSA.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

42.	Barter transactions (Continued)

An association named Asociación Amigos Alto Palermo presented an injunction requesting that the construction is prohibited and obtained a suspension interim measure for this purpose. Later, the Court of Appeals from the Autonomous City of Buenos Aires ordered the lifting of such interim measure.

Currently, the “amparo” (judicial action for the protection of constitutional rights) is going through the trial stage, and no decision has been made on the merits of the case.

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

Furthermore, on May 17, 2013, the property was reported as condominium property, and on November 14, 2013, the title deed was executed in favor of APSA.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

43.	CNV General Ruling No. 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37.5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group is waiting for the company that experienced the fire to report whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

44.	Groups of assets and liabilities held for sale

Assets and liabilities related to the operation of the building located in 183 Madison Av., NY, United States, owned by the subsidiary of the Group, Rigby 183 LLC, and that form part of the international business segment, have been reported in the balance sheet as of June 30, 2014 as available for sale as per the contract for the sale of the building entered into with Tishman Speyer Development Corporation on May 16, 2014. The transaction is subject to compliance with certain conditions which are expected to be complied with in September 2014.

Pursuant to IFRS 5, assets and liabilities available for sale have been valued at the lower of their book value or fair value less selling cost. Since fair value is higher than book value of the pool of assets available for sale including some goodwill related to the acquisition, no impairment has been recorded.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

44.	Groups of assets and liabilities held for sale (Continued)

183 Madison represents a component classified as held for sale as of the date of the balance sheet and represents a separate major line of business. Therefore, the disposal group meets the definition of a discontinued operation. However, the Company will analyze to replace the property with another similar property outside Argentina. To this effect, as of June 30th 2014, the Company is evaluating prospect properties to acquire for replacement once the sale of Madison is consummated at closing. As such, the Company has not classified the disposal group as a discontinued operation in these consolidated financial statements.

The following table shows the main assets and liabilities available for sale:

Group’s assets available for sale

Investment properties	1,098,990
Intangible assets - Goodwill	77,086
Restricted assets	163,501
Trade and other receivables	17,990
Derivative financial instruments	299
Total	1,357,866

Group’s liabilities directly associated to assets classified as held for sale

Trade and other payables	170,245
Deferred income tax liabilities	33,346
Borrowings	603,021
Total	806,612

45.	Subsequent events

• After the balance sheet date, Cresud and Cactus have sold, through various market transactions, 3,394,208 common share of IRSA (N.V. Ps. 1 per share) in the amount of Ps. 55.4 million. Thus, the Group’s investment in IRSA declined by 0.6%.

• The repurchase of shares made by Cresud following the end of the fiscal year amounted to 37,657 common, registered shares of Ps. 1 par value and 1 vote per share, in exchange for Ps. 0.5 million and 303,018 ADRs representing 10 shares each for a total amount of US$ 3.9 million, thus completing the terms and conditions of the share repurchase plan.

• The purchase of IRSA’s ADRs made by Cresud following the end of the fiscal year amounted to 22,159 ADRs representing 10 shares each for a total amount of US$ 0.3 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

45.           Subsequent events (Continued)

• On October 2, 2014, the CRESUD Board resolved convene Ordinary and Extraordinary General Assembly of shareholders on October 31, 2014 and reported to be treated, among others, the following topics:

-	Consideration of the documents set forth in Section 234, subsection 1 of Act No. 19,550 for fiscal year ended June 30, 2014.

-	Consideration of the results for the year ended June 30, 2014. Consideration of the reversal of accounts of balance to apply to their absorption.

-	Consideration of allocation of shares.

-	Consideration of Share Repurchase Plan and ADRS issued by the Company. Delegation to the directory of the authority to implement its destination.

-	Consideration of the management of the Board of Directors and the Supervisory Committee.

-
Consideration of remuneration directory (Ps. 12,844,149 - assigned amount) for the fiscal year ended June 30, 2014 which showed loss under the terms of the regulations of the CNV. Delegation to the Board of the approval of the Audit Committee budget.

-	Determination of the number and election of directors and alternate directors and the Audit Committee, if applicable.

-	Certifying Accountant designation for next year and determination of their remuneration.

-	Update to the report on the Shared Services Agreement.

-	Treatment of the amounts payable as shareholders’ tax on personal assets.

-	Consideration of the reform and adaptation of the 1st article of our bylaw, according to the new Capital Market Law.

-	Consideration of the reform of the 24th article of our bylaw (Shareholders’ Meeting join from people abroad by teleconference).

-
The updated report on the Incentive Plan to officials of the company pursuant to the approved and ratified by the assemblies of the years 2009/2010/2011/2012 and 2013 Approval of the changes according to the observations made by the CNV, including the transfer of the economic rights of the shares under the Plan. The incorporation of a benefit for all staff including the controlled.

-
Consideration of the renewed delegation to the Board of Directors of the authority to fix the timing, currency of issue and other terms and conditions of the issuance of notes within the overall simple program to issue notes for up to US$ 300,000,000 currently in force as approved by the shareholders' meeting dated 31 October 2012 and approved by resolution of CNV No. 17,206 dated October 22, 2013.

• Under the Plan approved by the Meeting of Shareholders for a maximum amount of US$ 300 million and authorized by the CNV on October 22, 2013, the Board of Directors approved on August 29, 2014, a Pricing Supplement for the issue of Seies 9, Class XVII and XVIII simple (non-convertible) corporate notes. On September 2, 2014, the CNV approved the Pricing Supplement and posted the related Subscription Notice. The dissemination period begins on September 3, 2014 and ends on September 8, 2014 and the auction will take place on September 9, 2014, in accordance with the CNV's rules.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

45.           Subsequent events (Continued)

Below is a detail of the main features of the Corporate Notes:

-
Class XVII to be issued in Argentine Pesos for a principal amount of up to Ps. 75 million, accruing interest at Badlar rate plus a margin to be tendered and interest shall be paid on a quarterly basis. Principal will be repaid in one installment on the 18th months from the issue date.

-
Class XVIII to be issued in US dollars (but to be paid in and settled in Argentine Pesos, at the applicable exchange rate) for a principal amount of up to the equivalent to Ps. 75 million, accruing interest at fixed rate of 4.00%, the price will be tendered in the auction and interest will be paid on a quarterly basis. Principal will be paid in 2 installments on the 54th and the 60th months from the issue date.

The total amount of the series may be increased up to the maximum amount of US$ 80.0 million.

• On April 3, 2014, Cresca S.A. signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo. The total price is US$ 14.7 million, which amount shall be collectable as follows US$ 1.8 million were collected upon execution of the bill of sale, US$ 4.3 million upon execution of the conveyance deed; US$ 3.7 million interest-free in July, 2015; US$ 4.9 million interest-free in July, 2016. Possession was delivered upon execution of the conveyance deed of title and constitution of a mortgage to secure payment of the balance, on July 14, 2014.

• On June 19, 2014 Shareholders’ meeting of IRSA, approved the ratification and distribution of an advanced cash dividend in the amount if of Ps. 56.6 million, representing 9.87% of capital stock, payable to shareholders that enjoy that status as of July, 14, 2014.

• On July 07, 2014, IRSA signed the transfer deed for the sale of the 19th and 20th floors of the Building Maipú 1300. The total price of the transaction was Ps. 24.7 (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 21.0 million.

• On July 03, 2014, Dolphin Netherlands B.V. exercised the rights to purchase additional share and warrants of IDBD. After exercising this right, Dolphin’s (indirect) interest (through Dolphin Netherlands B.V.) in IDBD amounts to 28.91%.

• During August 2014, IRSA has sold through its subsidiary REIG IV the balance of 1 million shares in Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

• On July 18, 2014, the Group –through Torodur S.A. - has increased its interest in Avenida Inc. by exercising the warrant mentioned in note 3. As a result, our shareholding has increased to 6,172,840 shares. Simultaneously, a new investor acquired a 35.12% interest in the company in an amount of Ps. 120.9 million (US$ 15 million); hence, our interest in Avenida Inc. is now 23.01%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Restated) (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

45.           Subsequent events (Continued)

• Later, during August 2014, APSA through Torodur S.A. has sold 1,430,000 shares representing a 5% equity interest in Avenida Inc. in an amount of Ps.18.9 million (US$ 2.3 million). As a result, the indirect share of Apsa in Avenida Inc. on the consolidated balance sheet date was reduced to 17.68% of the capital stock.

• On September 29, 2014, IRSA through its subsidiary Rigby 183 LLC (“Rigby 183”) sold the building located at 183 Madison Av., NY, United States, for a total consideration of US$ 185 million, paying the mortgage the building had of US$ 75 million.

• On October 8, 2014, IRSA signed the transfer deed for the sale of the 22th and 23th floors of the Building Bouchard 551. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 151.4 million.

• On October 22, 2014, IRSA signed the transfer deed for the sale of the 10th floor and two parking units of the Building Maipú 1300 and one parking units of the building Libertador 498.. The total price of the transaction was Ps. 1.4 million.

• On October 28, 2014, IRSA signed the transfer deed for the sale of the 9th, 10th and 11th floors of the Building Bouchard 551. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 243.3 million.

• On October 30, 2014, the IRSA’s board of directors approved an additional contribution of US$21 million in DFL in order to increase our indirect investment in IDBD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2014 and 2013 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2014. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2014 and 2013, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2014 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Buenos Aires, Argentina
August 7, 2014, except for notes 34 and 36 as to which the date is October 31, 2014

Price Waterhouse & Co S.R.L.

By:/s/ Marcelo Trama
Marcelo Trama
Partner

 BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of June 30, 2014 and 2013
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2014			2013
ASSETS

Cash and due from banks	Ps.	610,106	Ps.	343,683
Banks and correspondents		2,398,062		1,873,644
		3,008,168		2,217,327

Government and corporate securities (Note 4)		3,395,192		1,510,485

Loans (Note 5)
Mortgage loans		2,197,336		2,041,585
Credit card loans		5,950,266		4,065,538
Other loans		7,277,967		4,614,469
		15,425,569		10,721,592
Plus: Accrued interest receivable		150,676		87,544
Less: Allowance for loan losses (Note 6)		(356,267)		(296,633)
		15,219,978		10,512,503

Other receivables from financial transactions (Note 7)
Collateral receivable under repurchase agreements		60,196		374,618
Amounts receivable under derivative financial instruments		45,817		218,437
Loans in trust pending securitization		10,776		14,805
Amounts receivable under reverse repurchase agreements of government and corporate securities		498,000		4,063
Other (Note 7)		1,961,678		1,275,383
		2,576,467		1,887,306
Plus: Accrued interest receivable		8,165		8,316
Less: Allowance for Other receivables from financial transactions		(11,189)		(11,212)
		2,573,443		1,884,410

Assets under financial leases		71,907		29,843

Investments in other companies		19,241		9,091

Miscellaneous receivables (Note 8)		1,117,890		875,245

Bank premises and equipment (Note 9)		150,489		114,073

Miscellaneous assets (Note 10)		50,483		42,689

Intangible assets (Note 11)		244,540		144,701

Items pending allocation		4,254		-

Total Assets	Ps.	25,855,585	Ps.	17,340,367

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET – (Continued)
As of June 30, 2014 and 2013
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2014			2013

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Checking accounts	Ps.	2,800,899	Ps.	1,689,810
Saving accounts		1,662,444		1,225,619
Time deposits		9,049,574		5,870,176
Other deposit accounts		178,426		113,615
		13,691,343		8,899,220
Plus: Accrued interest payable		215,811		78,901
		13,907,154		8,978,121
Other liabilities from financial transactions
Other banks and international entities (Note 14)		558,449		393,024
Bonds (Note 15)		3,501,712		2,291,731
Argentine Central Bank		81		33
Amounts payable under derivative financial instruments		300,099		314,496
Borrowings under repurchase agreements collateralized by government securities		384,117		333,196
Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities (Note 13)….		140,804		4,069
Other		1,083,892		424,704
		5,969,154		3,761,253
Plus: Accrued interest payable		97,156		57,522
		6,066,310		3,818,775

Miscellaneous liabilities
Taxes		352,988		98,756
Sundry creditors (Note 19)		724,210		493,350
Other (Note 19)		178,649		126,974
		1,255,847		719,080

Reserve for contingencies (Note 12)		152,789		127,492

Items pending allocation		208,293		17,703

Non-controlling interest		59,849		70,880

Total Liabilities		21,650,242		13,732,051

SHAREHOLDERS' EQUITY

Common stock		1,463,365		1,463,365
Treasury stock		54,149		54,149
Paid in capital		834		834
Inflation adjustment on common stock		699,601		699,601
Reserves		1,292,226		894,429
Retained earnings		695,168		495,938
Total Shareholders' Equity		4,205,343		3,608,316
Total Liabilities and Shareholders' Equity	Ps.	25,855,585	Ps.	17,340,367

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		2014		2013		2012
Financial income
Interest on loans and other receivables from financial transactions	Ps.	3,779,073	Ps.	1,961,272	Ps.	1,405,016
Income from government and corporate securities.		904,985		456,004		471,577
Other		12,186		6,906		5,108
		4,696,244		2,424,182		1,881,701
Financial expenses
Interest on deposits and other liabilities from financial transactions		2,063,512		1,120,480		872,265
Contributions and taxes on financial income		339,676		163,794		110,972
		2,403,188		1,284,274		983,237

Gross brokerage margin	Ps.	2,293,056	Ps.	1,139,908	Ps.	898,464

Provision for loan losses (Note 6)		303,348		233,376		154,539
Income from services
Insurance premiums		895,129		417,368		297,747
Commissions (Note 20)		866,616		670,213		547,465
Other (Note 20)		356,153		307,398		248,715
		2,117,898		1,394,979		1,093,927
Expenses for services
Insurance claims		174,715		57,583		40,834
Commissions (Note 20)		446,257		194,064		165,570
Contributions and taxes on income from services		61,666		39,261		25,705
		682,638		290,908		232,109
Administrative expenses
Salaries and social security contributions		1,284,840		844,965		655,514
Advertising expenses		118,277		88,538		85,258
Value added tax and other taxes		113,917		115,353		80,226
Directors’ and Syndics’ fees		71,027		31,774		22,325
Fees for administrative services		258,668		189,428		167,116
Maintenance and repairs		53,981		37,186		31,205
Electricity and communications		71,942		56,515		38,771
Depreciation of bank premises and equipment		20,992		15,830		14,572
Rent		69,774		49,895		38,032
Other		277,361		182,718		143,865
		2,340,779		1,612,202		1,276,884

Net income from financial transactions	Ps.	1,084,189	Ps.	398,401	Ps.	328,859

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME – (Continued)
For the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		2014		2013		2012

Miscellaneous income
Penalty interest		59,281		54,833		49,524
Loans recoveries		82,104		100,834		142,326
Other (Note 21)		47,543		37,755		78,380
		188,928		193,422		270,230
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables		67,564		31,058		117,015
Other (Note 21)		220,430		130,966		130,073
		287,994		162,024		247,088

Income before income taxes and Non-controlling interest	Ps.	985,123	Ps.	429,799	Ps.	352,001

Income taxes (Note 23)		369,127		76,529		50,287
Non-controlling interest		11,031		(14,148)		(617)
Net income for the period	Ps.	627,027	Ps.	339,122	Ps.	301,097

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

										Reserves
		Common stock (Note 25)		Paid in capital (Note 25)		Treasury stock (Note 25)		Inflation adjustment of common stock (Note 25)		Legal (Note 25)		Voluntary (Note 25)		Retained earnings		Total shareholders’ equity

Balance as of June 30, 2011	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	476,524	Ps.	-	Ps.	373,624	Ps.	3,068,097

Distribution of retained earnings approved by the General Shareholders’ Meeting held on March 27, 2012		-		-		-		-		50,304		367,601		(417,905)		-

Net income for the period		-		-		-		-		-		-		301,097		301,097

Balance as of June 30, 2012	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	526,828	Ps.	367,601	Ps.	256,816	Ps.	3,369,194

Distribution of retained earnings approved by the General Shareholders’ Meeting held on April 13, 2011. Approval of BCRA on September 20, 2012		-		-		-		-		-		-		(100,000)		(100,000)

Net income for the period		-		-		-		-		-		-		339,122		339,122

Balance as of June 30, 2013	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	526,828	Ps.	367,601	Ps.	495,938	Ps.	3,608,316

Distribution of retained earnings approved by the General Shareholders’ Meeting held on August 23, 2013		-		-		-		-		68,721		244,886		(343,607)		(30,000)

Distribution of retained earnings approved by the General Shareholders’ Meeting held on April 24, 2014		-		-		-		-		84,190		-		(84,190)		-

Net income for the period		-		-		-		-		-		-		627,027		627,027

Balance as of June 30, 2014	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	679,739	Ps.	612,487	Ps.	695,168	Ps.	4,205, 343

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		2014		2013		2012
Cash flows from operating activities:
Net income	Ps.	627,027	Ps.	339,122	Ps.	301,097
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		273,423		163,600		259,286
Net gain on investment government securities		(89,484)		(8,802)		(11,655)
Gain / (loss) on derivative financial instruments		-		(46)		1,073
Depreciation and amortization		66,103		39,152		38,978
Net gain on sale of premises and equipment and miscellaneous assets		(2,944)		(1,160)		(2,763)
Net Indexing (CER and CVS) and interest of loans and deposits incurred but not paid		(19,112)		(127,277)		19,319
Non-controlling interest		(11,031)		14,148		617
Net change in trading securities		(858,189)		907,867		350,747
Net change in other assets		(661,376)		(136,396)		(968,239)
Net change in other liabilities		1,391,036		(482,324)		548,577
Net cash (used in) operating activities		715,453		707,884		537,037

Cash flows from investing activities:
(Increase)/Decrease in loans, net		(5,780,425)		(2,692,773)		(2,567,354)
Proceeds from securitization of consumer loans		749,589		380,415		278,336
Proceeds from maturities of available for sale securities		81,100		345,961		1,169
Payment for the BACS Administradora de activos S.A. S.G.F.C.I.S.A. acquisition net of cash acquired		-		-		287
Purchases of investments in other companies………………………		(10,013)		(5,012)		-
Proceeds from sales, net of payments for purchases, of available for sale securities		(1,166,729)		25,697		6,075
Proceeds from sale of premises and equipment		1,874		1,029		7,980
Purchases of premises and equipment, miscellaneous and intangible assets		(212,026)		(117,240)		(39,514)
Net cash provided by investing activities		(6,336,630)		(2,061,923)		(2,313,021)

Cash flows from financing activities:
Increase in deposits, net		4,792,123		2,093,107		1,696,719
Principal payments on bonds, notes, and other debts		(853,108)		(584,601)		(242,272)
Proceeds from issuance of bonds, notes and other debts		1,435,183		653,781		348,975
Distribution of dividends		(29,968)		(99,895)		-
(Decrease)/Increase in borrowings, net		793,330		80,750		380,537
Net cash provided by financing activities		6,317,560		2,143,142		2,183,959

Net increase/(decrease) in cash and cash equivalents		516,383		789,103		407,975
Cash and cash equivalents at the beginning of the period		2,217,327		1,352,474		913,808
Effect of foreign exchange changes on cash and cash equivalents		274,458		75,750		30,691
Cash and cash equivalents at the end of the period	Ps.	3,008,168	Ps.	2,217,327	Ps.	1,352,474

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	176,544	Ps.	28,589	Ps.	29,255
Cash paid for presumptive minimum income tax and income tax.		194,123		37,454		33,020
Non-cash transactions involving securitizations		165,249		87,925		61,366

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

b. Basis of presentation

The consolidated financial statements of the Bank have been prepared in accordance with the rules of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribe the accounting reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). Argentine Banking GAAP differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to U.S. GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC. See note 34 for details.

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

c.           Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2014 and 2013 are as follows:

Issuing Company	June 30,
	2014	2013
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%	99.98%
BHN Vida Sociedad Anónima	99.98%	99.98%
BACS Banco de Crédito y Securitización Sociedad Anónima	87.50%	87.50%
BACS Administradora de activos S.A. S.G.F.C.I.	85.00%	85.00%
Tarshop S.A.	80.00%	80.00%
BH Valores Sociedad de Bolsa SA	100.00%	100.00%

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

2.1. Foreign Currency Assets and Liabilities

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

2.2. Government and Corporate Securities

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

2.3. Loans

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

2.4. Interest accruals and adjustments of principal amounts (CER and CVS)

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

2.5. Allowance for Loan Losses

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

2.6. Mortgage Related Insurance

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps. 1,181 as of June 30, 2014 and 2013.

The Bank discontinues accruing insurance premiums for individual loans when the related loan is over 90 days past due.

2.7. Assets under financial leases

They are recorded at the net investment in the lease less unearned income and calculated in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein, and net of loan loss reserves.

2.8. Loans in trust pending securitization

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

2.9. Derivative Financial Instruments

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

Forward transactions have been recorded by the difference between the agreed foreign currency exchange rate and the spot exchange rate at the end of the period.

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

2.10. Securitizations of Loans

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2.11. Investments in Other Companies

Investments in Other Companies include equity interest in companies where a Non-controlling interest is held.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists.

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the equity method. As of June 30, 2014 and 2013 these investments were recorded at cost.

2.12.           Bank Premises and Equipment and Miscellaneous Assets

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

2.13.           Intangible Assets, Net

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2.14. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	June 30,
	2014		2013

BACS Banco de Crédito y Securitización SA	Ps.	28,383	Ps.	20,447
BHN Sociedad de Inversión S.A		63		35
Tarshop S.A		31,403		50,398
Total	Ps.	59,849	Ps.	70,880

2.15. Dismissal indemnities

The disbursements in respect to dismissal indemnities are expensed in the year in which they occur.

2.16. Deposits

Deposits have been recorded at their placement value, plus adjustments from application of the CER and accrued interest, when applicable.

2.17. Reserve for contingencies

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

2.18. Other liabilities from financial transactions

Unsubordinated negotiable obligations have been recorded at their residual value plus interests accrued.

2.19. Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2014, 2013 and 2012, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

2.20.           Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of ASC 230.

For purposes of reporting cash flows, “Cash and cash equivalents” include “Cash and due from banks”.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2.21.           Use of Estimates

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

3. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	June 30,
	2014		2013
Banco Hipotecario S.A.
Deposits in U$S as collateral for the currency swap transactions	Ps.	-	Ps.	38,825
Securities issued by the BCRA as collateral for OCT transactions		-		22,249
Government securities as collateral for OCT transactions		275,370		249,047
Deposits in pesos as collateral for visa credit card transactions		59,610		93,148
Government securities as collateral for the custody of securities.		173,600		95,900
Deposits in pesos and in U$S as collateral for leases		1,028		589
	Ps.	509,608	Ps.	499,758

Tarshop S.A.
Deposits in pesos and in U$S as collateral for leases		497		404
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received		32,202		32,227
Time deposits pledged for tax obligations arising from Financial Trusts		3,736		3,145
Deposits in pesos related to Financial Trusts transactions		24,542		11,846
Receivable in trust to secure a syndicated loan received		83,229		112,586
	Ps.	144,206	Ps.	160,208

BACS Banco de Crédito y Securitización S.A.
Deposits in pesos as collateral for repurchase agreements	Ps.	4,170	Ps.	-
	Ps.	4,170	Ps.	-

BH Valores Sociedad de Bolsa S.A.
Mercado de Valores de Buenos Aires SA’s share pledged on behalf of Chubb Argentina de Seguros SA	Ps.	4,000	Ps.	4,000

Total	Ps.	661,984	Ps.	663,966

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2014		2013
Holding booked at fair value
Government securities denominated in pesos		439,798		232,444
Government securities denominated in US$		844,014		686,838
	Ps.	1,283,812	Ps.	919,282

Holding booked at cost plus return
Discount Bonds		13,515		-
PRO XIII Bonds		15,760		-
Bonar 2017 Bonds		-		55,450
PAR US dollar Bonds		-		5,244
Bills issued by Provincial Governments		39,573		235,241
	Ps.	68,848	Ps.	295,935

Investment in listed corporate securities
Corporate securities denominated in pesos		345,565		150,096
	Ps.	345,565	Ps.	150,096

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA		354,542		49,144
Unquoted bills and notes issued by the BCRA		1,342,425		96,028
	Ps.	1,696,967	Ps.	145,172

Total	Ps.	3,395,192	Ps.	1,510,485

As of June 30, 2014, several bonds sold under repurchase agreements amounted to Ps. 60,196 and were recorded under the caption “Other Receivables from Financial Transactions”.

The bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 904,985 and Ps. 456,004 as of June 30, 2014 and 2013, respectively.

5. Loans

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial public, financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2014		2013

Non-financial public sector	Ps.	129,023	Ps.	89,564
Financial sector		373,078		403,986
Non-financial private sector
With preferred guarantees (a)		2,197,328		2,041,269
Without preferred guarantees
Personal loans		2,040,282		1,351,192
Credit Card Loans		5,950,266		4,065,538
Overdraft facilities		1,139,629		762,122
Other loans (b)		3,595,963		2,007,921
Accrued interest receivable		150,676		87,544
Reserve for loan losses (see note 6)		(356,267)		(296,633)
Total	Ps.	15,219,978	Ps.	10,512,503
______________
(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)	Comprised of:

	June 30,
	2014		2013

Short term loans in pesos	Ps.	2,256,595	Ps.	1,029,446
Short term loans in US dollars		693,809		328,533
Loans for the financing of manufacturers		24,805		49,275
Loans for the financing of service providers		-		33,658
Export prefinancing		278,720		278,738
Other loans		342,034		288,271
Total	Ps.	3,595,963	Ps.	2,007,921

6. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2014		2013

Balance at beginning of period	Ps.	296,633	Ps.	236,512
Provision charged to income		303,348		233,376
Loans charged off		(243,714)		(173,255)
Balance at end of period	Ps.	356,267	Ps.	296,633

7. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2014			2013
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps.	507,836	Ps.	395,280
Unsecured guarantees (a)		2,076,796		1,500,342
Subtotal		2,584,632		1,895,622
Less: Allowance for losses		(11,189)		(11,212)
Total	Ps.	2,573,443	Ps.	1,884,410

(a) Includes Ps. 45,817 and Ps. 218,437 of Amounts receivable under derivative financial instruments, as of June 30, 2014 and 2013, respectively, and Ps. 60,196 and Ps. 374,618 of Amounts receivable under repurchase agreements, as of June 30, 2014 and 2013, respectively.

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2014			2013

Subordinated bonds (a)	Ps.	424,548	Ps.	270,150
Certificates of participation (see note 18)		330,855		278,560
Bonds held in the Bank’s portfolio (b)		46,036		-
Bonds unquoted		333,330		249,026
Collateral for OTC transactions		275,370		271,296
Amounts receivable from spot and forward sales pending settlement		202,617		43,802
Other		348,922		162,549
Total	Ps.	1,961,678	Ps.	1,275,383

(a)  Includes Ps. 268,111 and Ps. 211,714 of debt securities related to securitizations made by the bank and described in note 18, as of June 30, 2014 and 2013, respectively.
(b) The Bank carries some of its negotiable obligations as of June 30, 2014.

8. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2014			2013

Withholdings, credits and prepaid income tax	Ps.	21,569	Ps.	10,621
Recoverable expenses, taxes, and advances to third parties		58,414		67,649
Attachments for non-restructured ON		8,703		12,414
Guarantee deposit (*)		179,296		136,888
Guarantee deposit for credit card transactions		59,610		93,148
Presumptive minimum income – Credit tax (see note 24)		183,668		219,148
Receivables from master servicing activities		899		4,234
Other Directors fees		11,323		17,232
Loans to Bank staff		178,260		152,765
Other		430,126		167,710
Subtotal		1,131,868		881,809
Less: Allowance for collection risks		(13,978)		(6,564)
Total	Ps.	1,117,890	Ps.	875,245

(*) As of June 30, 2014 and 2013 includes Ps. 173,600 and Ps. 95,900 as collateral for the custody of securities. As of June 30, 2013 also includes. Ps.38,825 as collateral for currency swap transactions.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

9. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2014			2013

Land and buildings	Ps.	117,090	Ps.	117,090
Furniture and fixtures		49,421		38,270
Machinery and equipment		145,416		109,768
Other		25,007		16,274
Accumulated depreciation		(186,445)		(167,329)
Total	Ps.	150,489	Ps.	114,073

10. Miscellaneous assets

Miscellaneous assets consist of the following as of the end of each period:

	June 30,
	2014			2013

Properties held for sale	Ps.	30,297	Ps.	29,901
Assets leased to others		19,947		16,692
Stationery and supplies		18,244		11,318
Other		2,164		3,085
Accumulated depreciation		(20,169)		(18,307)
Total	Ps.	50,483	Ps.	42,689

11. Intangible Assets

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2014			2013

Third parties fees, re-engineering, restructuring and capitalized software costs	Ps.	79,064	Ps.	55,998
Goodwill (*)		21,938		25,366
Mortgage loan origination expenses related to Pro.Cre.Ar (see note 31)		143,538		63,337
Total	Ps.	244,540	Ps.	144,701

(*) Goodwill is mainly related to the acquisition of Tarshop, which has been allocated to the Credit card segment - Tarshop.

12.	Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2014			2013

Legal Contingencies (a)	Ps.	79,559	Ps.	59,799
Incurred but not reported and pending insurance claims (b)		1,181		1,181
Contingency risks (c)		47,292		45,904
Tax Provision		11,912		12,587
Bonds subject to lawsuits (d)		12,845		8,021
Total	Ps.	152,789	Ps.	127,492

(a)	Includes legal contingencies and expected legal fees.
(b)	As of June 30, 2014 and 2013, it is composed of: Debts to insured for Ps. 1,181 (outstanding claims for Ps. 559 and IBNR for Ps. 622).
(c)	As of June 30, 2014 and 2013, includes Ps. 14,768 and Ps. 22,349, respectively, related to retirement plans.
(d)	Includes negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring which ended on January, 2004.

13. Other Liabilities from Financial Transactions - Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities

The amounts outstanding corresponding to the Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities, as of the end of the twelve-month periods are as follows:

	June 30,
	2014			2013

Reverse repurchase agreements collateralized by securities issued by the BCRA (*)	Ps.	13,078	Ps.	4,069
Reverse repurchase agreements collateralized by other government securities (*)		127,726		-
Total	Ps.	140,804	Ps.	4,069
(*) The transactions’ maturity date is July, 2014.

14.	Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

Description	Average Annual interest rate	Average Maturity date		2014		2013

Interbank loans in pesos	21.7%	August, 2014	Ps.	558,449	Ps.	393,024
Total			Ps	558,449	Ps.	393,024

15. Other Liabilities from Financial Transactions – Negotiable obligations

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Issue date	Maturity date	Annual interest rate		June 30,
					2014	2013
Banco Hipotecario S.A.
Long term bond (US$ 449,880 thousand)	09/15/03	12/01/13	b	3.0 – 6.0%	-	113,159
Long term bond (EURO 278,367 thousand)	09/15/03	12/01/13	b	3.0 – 6.0%	-	202,381
Series 5 (US$ 250,000 thousand)	04/27/06	04/27/16	a	9.750%	1,709,848	1,129,744
Series II (Ps. 120,101)	05/11/12	11/11/13	b/c	Badlar +195bp	-	109,445
Series III (US$ 10,541 thousand)	05/11/12	11/11/13	a	4.5%	-	56,765
Series V (Ps. 85,264)	08/17/12	02/17/14	b/c	Badlar +375bp	-	78,700
Series VI (Ps. 55,693)	11/08/12	08/08/13	a	18.75%	-	53,693
Series VII (Ps. 77,055)	11/08/12	05/08/14	b/c	Badlar +400bp	-	77,055
Series VIII (Ps. 41,003)	04/25/13	04/20/14	a	18.5%	-	38,935
Series IX (Ps. 258,997)	04/25/13	01/25/15	b/c	Badlar +280bp	202,413	157,639
Series X (Ps. 34,523)	08/14/13	08/09/14	a	22.0%	32,465	-
Series XI (Ps. 146,137)	08/14/13	05/14/15	b/c	Badlar +375bp	130,998	-
Series XII (US$. 44,508 thousand)	08/14/13	08/14/17	a	3.95%	361,970	-
Series XIII (Ps. 55,510)	11/11/13	11/06/14	a	23.50%	55,510	-
Series XIV (Ps. 115,400)	11/11/13	11/11/15	b/c	Badlar +375bp	115,400	-
Series XV (Ps. 12,340)	01/31/14	01/26/15	a	27.00%	12,340	-
Series XVI (Ps. 89,683)	01/31/14	01/31/16	b/c	Badlar +425bp	89,683	-
Series XVIII (Ps. 20,046)	05/16/14	02/16/15	a	27.0%	20,046	-
Series XIX (Ps. 275,830)	05/16/14	11/16/15	b/c	Badlar +375bp	270,001	-

Tarshop S.A.
Series IV (Ps. 74,823)	05/02/12	09/02/13	b/c	Badlar+298bp	-	24,266
Series V (US$ 1,237 thousand)	05/02/12	09/02/13	a	6.00%	-	2,190
Series VI (Ps. 70,148)	07/25/12	03/27/14	b/c	Badlar+424bp	-	63,542
Series VII (Ps. 20,411)	01/28/13	10/30/13	a	18.5%	-	20,131
Series VIII (Ps. 79,589)	01/28/13	07/30/14	b/c	Badlar+445bp	74,007	73,516
Series IX (Ps. 10,996)	05/23/13	02/23/14	a	19.75%	-	10,845
Series X (Ps. 72,592)	05/23/13	11/23/14	b/c	Badlar+475bp	70,532	70,062
Series XI (Ps. 10,837)	05/23/13	05/23/16	b/c	Badlar+580bp	9,729	9,663
Series XII (Ps. 83,588)	08/09/13	08/09/15	a	15.0%	74,822	-
Series XIV (Ps. 30,245)	04/21/14	01/21/15	a	30.0%	28,442	-
Series XV (Ps. 119,755)	04/21/14	10/21/15	b/c	Badlar+490bp	117,203	-

BACS Banco de Crédito y Securitización S.A.
Series I (Ps. 130,435)	02/19/14	08/19/15	b/c	Badlar+450bp	126,303	-

					3,501,712	2,291,731

(a) Fixed interest rate
(b) Variable interest rate.
(c) As of June 30, 2014 Badlar rate was 22.81%

The contractual maturities of the negotiable obligations are as follows as of June 30, 2014:

June 30, 2015	Ps.	626,753
June 30, 2016		2,512,989
June 30, 2017		-
Thereafter		361,970
Total	Ps.	3,501,712

The General Shareholders' Meeting held on May 23, 2008, approved the creation of a new Global Program for issuing Negotiable Obligations, not convertible into shares, with or without collateral, for an amount of up to two billion US dollars (US$ 2,000,000,000) or the equivalent thereof in pesos.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On March 27, 2012, the General Ordinary Shareholders’ Meeting approved the extension of the Global Program for the issuance of notes referred above. In addition, the meeting resolved to delegate on the Board of Directors the broadest powers to determine the time, amount, as well as the other terms and conditions of each Series to be issued. Additionally, on April 24, 2014, the General Ordinary Shareholders’ Meeting renewed such delegation of powers.

16. Level I American Depositary Receipts Program

On March 27, 2006 the US Securities and Exchange Commission (SEC) has made effective the Level I American Depositary Receipts, “ADR” program.

This program allows foreign investors to buy the Bank’s stock through the secondary market where ADRs are traded freely within the United States. The Bank of New York has been appointed as depositary institution.

17. Derivative Financial Instruments

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

The following are the derivative financial instruments outstanding as of June 30, 2014 and 2013:

Type of Contract	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
	2014	2013	2014	2013	2014	2013

Cross Currency Swaps (1) (a)	-	212,649	-	13,701	-	13,766
Forwards (2)	427,849	-	34,670	-	33,794	-
Futures (3)
Purchases (a)	3,540,782	3,352,468	(7,911)	-	(7,911)	-
Sales (a)	2,456,907	1,513,484	6,766	-	6,766	-
			33,525	13,701	32,649	13,766
(a)	Underlying: Foreign currency.
(b)	Underlying: Interest rate.

1.
Cross Currency Swaps: Hedging cross currency Swaps agreed upon with delivery of the underlying asset were carried out in order to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the liability position of that currency, stemming from the issuance of Euro-denominated negotiable obligations. As a result of this transaction, the Bank receives cash flows in euros, in exchange of cash flows in dollars. Under the Results caption, the Bank records the assets and liabilities variations in Euros or US dollar plus the corresponding interest rate. Within this framework, the following transactions have been carried out:

•
On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract which due date shall be December 1, 2013. This swap has been partially reversed with a contra swap. These transactions were cancelled on September 30, 2013:

•	On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract. Despite the fact that the instrument due date was December 1, 2013, it was cancelled on May 21, 2012.

The net book value as of June 30, 2013 amounted to Ps. 13,701.

For these transactions, as of June 30, 2014 and 2013, the Bank has recognized losses for Ps. 1,640 and gains for Ps. 590, respectively.

2.
Forwards: US dollar forward transactions have been carried out, the settlement of which, in general, is made without delivery of the underlying asset but by means of the payment in Pesos of currency differences. These transactions were performed mainly as hedge for foreign currency positions. Transactions with settlement in Pesos were made upon maturity.

For these transactions, as of June 30, 2014 the Bank has recognized losses for Ps. 12,593.

3.
Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference.

For these transactions, as of June 30, 2014 and 2013, the Bank has recognized gains for Ps. 657,996 and Ps. 58,277, respectively.

18. Securitization of mortgage loans, consumer loans and credit card loans

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

Tarshop SA has created several financial trusts under its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) destined to assure its long-term financing accessing directly to the capital market. The assets included in the trusts relate to credit card coupons and advances in cash. The table below presents the trusts issued and outstanding as of June 30, 2014:

	Debt Securities	Certificates of Participation	Total

Series LXXIV– Issued on 10.17.13
Face value in Ps.	81,500	19,091	100,591
Estimated Maturity Date	11.10.2014	11.10.2014

Series LXXV– Issued on 12.03.13
Face value in Ps.	120,350	32,374	152,724
Estimated Maturity Date	03.05.2015	03.05.2015

Series LXXVI– Issued on 01.08.14
Face value in Ps.	100,000	13,174	113,174
Estimated Maturity Date	04.08.2015	04.08.2015

Series LXXVII– Issued on 02.20.14
Face value in Ps.	156,650	37,802	194,452
Estimated Maturity Date	03.20.2015	03.20.2015

Series LXXVIII– Issued on 04.09.14
Face value in Ps.	153,087	49,100	202,187
Estimated Maturity Date	07.09.15	07.09.15

Series LXXIX– Issued on 03.15.14
Face value in Ps.	91,550	13,680	105,230
Estimated Maturity Date	08.05.15	08.15.15

Series LXXX– Issued on 06.15.14
Face value in Ps.	127,952	19,119	147,071
Estimated Maturity Date	08.15.15	08.15.15

BACS Banco de Crédito y Securitización S.A. (BACS) has created separate trusts which have personal loans, primary originated by cooperatives and later acquired by BACS, as assets. The mentioned trusts have been issued under the “Fideicomisos Financieros BACS – Global program" for the securitization for a face value up to Ps. 300,000. As of June 30, 2014 there are no trusts outstanding.

As of June 30, 2014 and 2013, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2014		2013

Class B debt securities – BHN III	Ps.	7,203	Ps.	7,203
Class B debt securities – BHN IV		79,351		79,351
Class A debt securities – BHN IV		45		45
Class A debt securities – CHA VI to CHA XIV		53,549		48,648
Class A debt securities – BACS I		21,315		21,361
Debt securities – BACS III		18,107		20,984
Debt securities – BACS Personales III		-		3,952
Debt securities – Tarshop Series LXXV		88,541		30,170
Subtotal	Ps.	268,111	Ps.	211,714

	June 30,
	2014		2013

Certificates of participation – BHN II	Ps.	41,722	Ps.	41,722
Certificates of participation – BHN III		14,970		14,970
Certificates of participation – CHA VI		13,708		14,075
Certificates of participation – CHA VII		4,427		7,189
Certificates of participation – CHA VIII		2,769		6,157
Certificates of participation – CHA IX		11,493		12,275
Certificates of participation – CHA X		24,908		23,892
Certificates of participation – CHA XI		14,613		14,979
Certificates of participation – CHA XII		19,198		19,699
Certificates of participation – CHA XIII		5,985		6,807
Certificates of participation – CHA XIV		6,404		6,941
Certificates of participation – BHSA I		7,013		8,141
Certificates of participation – BACS III		1,003		1,036
Certificates of participation – BACS Personales III		-		6,239
Certificates of Participation – Tarshop Series LXIX		-		10,401
Certificates of Participation – Tarshop Series LXX		-		8,708
Certificates of Participation – Tarshop Series LXXI		-		20,269
Certificates of Participation – Tarshop Series LXXII		-		16,160
Certificates of Participation – Tarshop Series LXXIII		-		26,027
Certificates of Participation – Tarshop Series LXXIV		15,844		12,873
Certificates of Participation – Tarshop Series LXXV		25,282		-
Certificates of Participation – Tarshop Series LXXVI		21,779		-
Certificates of Participation – Tarshop Series LXXVII		30,996		-
Certificates of Participation – Tarshop Series LXXVIII		39,885		-
Certificates of Participation – Tarshop Series LXXIX		12,065		-
Certificates of Participation – Tarshop Series LXXX		16,791		-
Subtotal	Ps.	330,855	Ps.	278,560
Total	Ps.	598,966	Ps.	490,274

19. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2014			2013
Sundry creditors:
Accrued fees and expenses payable	Ps.	655,475	Ps.	443,360
Unallocated collections		14,845		12,436
Withholdings and taxes payable		39,347		22,500
Other		14,543		15,054
Total	Ps.	724,210	Ps.	493,350

	June 30,
	2014			2013
Other:
Directors and Syndics accrued fees payable	Ps.	38,145	Ps.	25,237
Payroll withholdings and contributions		51,898		30,324
Gratifications		39,166		39,937
Salaries and social securities		49,440		31,476
Total	Ps.	178,649	Ps.	126,974

20. Income from Services and Expenses on Services

Income from Services - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2014			2013		2012

Loan servicing fees from third parties	Ps.	30,854	Ps.	26,548	Ps.	16,100
Commissions from FONAVI		-		11,361		17,205
Commissions for credit cards		705,143		555,128		453,421
Other		130,619		77,176		60,739
Total	Ps.	866,616	Ps.	670,213	Ps.	547,465

Other income from services is comprised of the following for each period:

	June 30,
	2014			2013		2012

Reimbursement of loan expenses paid by third parties	Ps.	37,289	Ps.	68,731	Ps.	63,261
Other (*)		318,864		238,667		185,454
Total	Ps.	356,153	Ps.	307,398	Ps.	248,715

(*)For the twelve-month periods ended June 30, 2014, 2013 and 2012, includes Ps. 235,379, Ps. 191,680, Ps. 157,685, respectively, related to other income services granted by Tarshop.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Expenses on Services - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2014			2013		2012

Structuring and underwriting fees	Ps.	14,254	Ps.	8,200	Ps.	6,057
Retail bank originations		6,327		1,958		888
Collections		159		158		413
Banking services		384,810		155,399		137,668
Commissions paid to real estate agents		40,707		28,349		20,544
Total	Ps.	446,257	Ps.	194,064	Ps.	165,570

21. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income is comprised of the following for each period:

	June 30,
	2014			2013		2012

Income on operations with premises and equipment and miscellaneous assets	Ps.	2,944	Ps.	1,158	Ps.	2,350
Rental income		2,290		1,603		1,159
Interest on loans to bank staff		26,601		20,668		16,817
Other		15,708		14,326		58,054
Total	Ps.	47,543	Ps.	37,755	Ps.	78,380

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2014			2013		2012

Depreciation of miscellaneous assets	Ps.	388	Ps.	350	Ps.	506
Gross revenue tax		4,395		2,445		1,492
Other taxes		40,892		23,835		15,132
Debit card discounts		14,285		12,052		13,062
Credit card and others discounts		43,422		55,130		45,762
Benefits prepayments		6,008		4,166		3,120
Donations		24,325		18,048		6,970
Amortization of goodwill		3,430		3,429		3,036
Other		83,285		11,511		40,993
Total	Ps.	220,430	Ps.	130,966	Ps.	130,073

22. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	918,347	19,472	5	937,824
Government and corporate securities	883,587	-	-	883,587
Loans	1,112,543	-	-	1,112,543
Other receivables from financial transactions	781,984	-	-	781,984
Miscellaneous receivables	191,998	-	-	191,998
Total as of June 30, 2014	3,888,459	19,472	5	3,907,936
Total as of June 30, 2013	2,687,366	239,683	4	2,927,053

Liabilities:
Deposits	1,003,954	-	-	1,003,954
Other liabilities from financial transactions	2,440,284	55,877	-	2,496,161
Miscellaneous liabilities	3,871	13	-	3,884
Items pending allocation	174	-	-	174
Total as of June 30, 2014	3,448,283	55,890	-	3,504,173
Total as of June 30, 2013	2,307,546	238,780	-	2,546,326

23. Income Tax

In accordance with Section 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except with respect to housing loan transactions made before October 23, 1997, the date of registration of its bylaws with the Superintendency of Corporations.

The Bank records the charges to income, when applicable, and a provision in its liabilities for the tax applicable to its taxable transactions in the fiscal year to which they refer.

The amount determined as income tax, of Ps. 369,127 thousand, was charged against income for the fiscal period under “Income Tax”. The provision for income tax is recorded under “Miscellaneous Liabilities – Other”.

The Bank has a tax net operating loss carry forward of Ps. 87,692 and Ps. 44,214 at June 30, 2014 and 2013, respectively.

24. Presumptive Minimum Income Tax

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

As of June 30, 2014 the Bank recorded the Ps. 137,989 tax credit corresponding to the fiscal years between 2006 and 2013.

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Fiscal Year	Tax credit balance

2006	11,861
2007	18,634
2008	18,519
2009	19,944
2010	19,855
2011	21,073
2012	28,103

Additionally, at June 30, 2014, Tarshop SA recorded Ps. 45,679 of tax credit.

25. Shareholders' Equity

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

As of June 30, 2014, the Bank's capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI) (b)	A	672,106,969	44.81%	1 vote
Banco Nación, as trustee for the Bank's
Programa de Propiedad Participada (a)	B	57,009,279	3.80%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.00%	1 vote
Public investors (c) (d)	D	695,883,752	46.39%	3 votes
		1,500,000,000	100.0%
_______________
(a)
The Bank's Programa de Propiedad Participada (“PPP”) is the Bank's employee stock ownership plan. Under Decree 2127/2012 and Resolution 264/2013 issued by the Ministry of Economy and Public Finance, the PPP was implemented. Under this plan, in a first stage, out of a total of 75,000,000, 17,990,721 Class B shares were converted into Class A shares, to be allocated among the employees that have withdrawn from the Bank in accordance with the implementation guidelines. Upon delivery to the former employees, the 17,990,721 shares will become Class D shares. As of June 30, 2014, such conversion had occurred only with respect to 4,414,632 shares. The shares allocated to the Bank’s current employees are designated as Class B shares, representing the PPP.

(a)
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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

(c)
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

On April 24, 2014 the General Ordinary Shareholders’ Meeting acknowledged the incentive or compensation program described in the preceding paragraph and its extension to the personnel employed by the subsidiaries BACS Banco de Crédito y Securitización S.A., BH Valores S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A. and BHN Seguros Generales S.A.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

On September 23, 2013 the Argentine Congress enacted Law N° 26,983 which amends the Income Tax Law and sets forth that dividends or earnings in money or in kind shall be levied with Income Tax at a 10% tax rate payable in a final and lump sum.

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

On April 24, 2014, the Ordinary General Shareholders’ Meeting resolved to distribute the income for the year ended on December 31, 2013 as follows: Ps. 84,190, to be applied to the legal reserve; Ps. 42,000, to be paid out as cash dividends on ordinary shares; and Ps. 294,760 to be maintained as retained earnings. As of the date of issuance of these financial statements, this decision is pending approval by BCRA.

26. Employee Benefit Plan

The Bank is obligated to make employer contributions to the National Pension Plan System determined on the basis of the total monthly payroll. These expenses are recorded in “Salaries and social security contributions” under the “Administrative expenses” caption in the accompanying consolidated statements of income.

27. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business the Bank is party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in the balance sheets. These financial instruments include commitments to extend credit.

	June 30,
	2014			2013
Commitments to extend credit
Mortgage loans and other loans (a)	Ps.	132,180	Ps.	220,948
Credit card loans (b)		11,913,152		7,452,967
Clearing items in process (c)		163,304		132,369
Other guarantees (d)		46,646		80,644

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

28. Business combinations

Purchase of BACS Administradora de activos’ shares.

On April 26, 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares belonging to BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.). The purchase price was Ps. 6 million.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,728 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to income on a straight-line basis during 120 months. As of June 30, 2014 and 2013 the Bank such balance amounted to Ps. 3,704 and Ps. 4,176, respectively.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Condensed income statement of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) for the three-month period ending June 30, 2012
Net financial income	Ps.	277
Net Income from services		494
Administrative expenses		(247)
Net income from financial transactions	Ps.	524
Other income		202
Pre-tax income	Ps.	726
Income tax		-
Net Income	Ps.	726

29. Adoption of International Financial Reporting Standards

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

On February 12, 2014, BCRA issued its Communication “A” 5541 whereby it provides a roadmap to convergence between the informative and accounting regime and IFRS. Pursuant to this Communication, the entities and institutions must start to account for their financial transactions and changes in accordance with the rules issued by BCRA to that end in the framework of the above-mentioned convergence regime as from the fiscal years beginning on January 1, 2018.

On September 22, 2014, BCRA issued Communication “A” 5635 which details the formalities and content which must comply the implementation plan for the convergence to IFRS that financial entities must present to the BCRA before March 31, 2015.

30. Commencement of summary proceedings

1.
The Bank was notified of Resolution No. 286, dated July 2, 2010 issued by the Superintendent of Financial and Foreign Exchange Institutions whereby summary proceedings have been commenced against the Bank and its directors (Summary Proceedings No. 4364 on Foreign Exchange Matters) under section 8 of the Foreign Exchange Offences Law (as restated by Decree No. 480/95).

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under the above-mentioned proceedings, the Bank has been charged with the violation of certain provisions under Communications “A” 4087 and 4177 concerning early repayments of restructured external indebtedness for US$ 91,420,135 and Euros 2,803,965 in the period February 2004 through June 2005. The relevant defenses and arguments in support of the Bank’s position were filed in due course. Since the required evidence has already been produced, the BCRA held the discovery stage to be concluded

In the Bank’s and its legal counsels’ opinion, these summary proceedings are not likely to succeed and therefore, no contingency in this respect has been reflected in these financial statements.

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

3.
On May 4, 2012, the Bank was notified of Resolution No. 186 dated April 25, 2012 by the Superintendent of Financial and Foreign Exchange Institutions, whereby summary proceedings have been commenced against the Bank and its directors (Summary Proceedings No. 4976 on Foreign Exchange Matters) under section 8 of the Foreign Exchange Offences Law (as restated by Decree No. 480/95).

In such proceedings, the entity has been charged with alleged violations of the provisions of Communications “A” 3640, 3645, 4347 and supplementary rules, due to the acquisition of good delivery silver bars with funds arising from its General Exchange Position.

Relevant defenses and arguments have been filed with the BCRA. Since the required evidence has already been produced, the BCRA held the discovery stage to be concluded.

In the legal counsels’ opinion, given the current status of the proceedings, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law, therefore, such contingency has not been considered in the financial statements.

4.
On December 20, 2012, the Bank was notified of Resolution No. 492 dated November 21, 2012 by the Superintendent of Financial and Foreign Exchange Institutions, whereby summary proceedings have been commenced against the Bank and its directors under section 41 of the Financial Institutions Law.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

5.
On September 13, 2013, the Bank was notified of Resolution No. 611 handed down by the Superintendent of Financial and Foreign Exchange Institutions, whereby it ordered to commence summary proceedings against the Bank and two of its managers (Summary Proceedings No. 5469 on Foreign Exchange Matters) charging them with alleged violation of the foreign exchange laws in selling foreign currency to persons prohibited from trading foreign currency by the Argentine Central Bank. The relevant defenses and arguments have been filed and evidence has been offered in support of all the defendants subject to the summary proceedings. In the legal counsels’ opinion, given the current status of the proceedings, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario), therefore, such contingency has not been considered in the financial statements.

6.
On October 8, 2013, the Bank was notified of Resolution No. 720 handed down by the Superintendent of Financial and Foreign Exchange Institutions, whereby it ordered to commence summary proceedings against the Bank and two of its managers (Summary Proceedings No. 5529on Foreign Exchange Matters) in accordance with Section 8 of the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario) –as amended by Decree 480/95- charging them with alleged violation of the foreign exchange laws in selling foreign currency to persons prohibited from trading foreign currency by the Argentine Central Bank. The relevant defenses and arguments have been filed and evidence has been offered in support of all the defendants subject to the summary proceedings. In the legal counsels’ opinion, given the current status of the proceedings, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario), therefore, such contingency has not been considered in the financial statements.

7.
On February 19, 2014, the Bank was notified of Resolution No. 209/13 handed down by the Chairman of the Financial Information Unit (UIF), whereby it ordered to commence summary proceedings against the Bank and its directors charging them for alleged violation of the provisions of Section 21 of Law 25,246, as amended, and Resolution UIF No. 228/2007 due to certain defaults detected by the BCRA in the inspection of the organization and in internal controls implemented for the prevention of money-laundering derived from illegal activities. On March 25, 2014, the relevant defenses and arguments were filed in support of the Bank and the individuals subject to the summary proceedings. These proceedings are under analysis by the Summary Proceedings division of the UIF.

31. Programa Crédito Argentino del Bicentenario para la Vivienda Única y Familiar (Pro.Cre.Ar)

On June 12, 2012, the Argentine Executive Branch issued Decree No. 902 whereby it ordered the creation of a Public Fiduciary Fund referred to as Programa Crédito Argentino del Bicentenario para la Vivienda Única Familiar (Argentine Single Family Housing Program for the Bicentennial) (Pro.Cre.Ar.).

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

In compliance with Communication “A” 5392, the Bank has capitalized mortgage loan origination expenses under this program (see note 2.13.).

32. Capital Market Law

On December 27, 2012, the capital market law was promulgated, considering a comprehensive amendment to the public offering regime set forth by Law No. 17,811.

Insofar as concerns the matters related to the Company’s business, this law broadens the regulatory powers of the Argentine Government in connection with the public offering of securities, through the Argentine Securities Commission (CNV), and concentrates in this agency the powers of authorization, supervision and oversight, disciplinary authority and regulation of all capital market players; further, it establishes that intermediary agents willing to deal in a securities market are no longer required to be members thereof, thus allowing the entry of other participants, and delegates to the CNV the power to authorize, register and regulate the various categories of agents.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On August 1, 2013, Decree 1023/2013, partially regulating the Capital Markets Law, was published in the Official Gazette, and on September 9, 2013, General Resolution No. 622 of the CNV, approving the related regulations, was published in the Official Gazette.

These regulations implement a register of agents that participate in the capital market. To take part in each of the activities regulated by this resolution, agents must be entered in that register in such capacity before March 1, 2014.

For those agents who have applied for registration with the final registry before March 1, 2014 to comply with all the requirements, on February 7, 2014, the Argentine Securities Commission (CNV) extended the term until June 30, 2014. In turn, on June 23, 2014 we were notified by Mercado Abierto Electrónico S.A. that CNV mandated that the Agents registered with MAE S.A. who have proceedings underway before CNV for registration as Agent in any of the categories authorized by currently applicable rules and regulations may continue to do business normally up and until they start operating in the new Agent category as per the CNV rules (N.T.2013)

Taking into consideration the business currently developed by Banco Hipotecario S.A. and pursuant to the different categories of agents set forth in General Resolution No. 622/13 of the CNV (the “Rules”), the Bank is carrying out the application proceedings for registration with such agency in the categories of comprehensive settlement and clearing agent (ALyC, as per its Spanish acronym), and financial fiduciary agent is pending.

In turn, pursuant to CNV Resolution No. 17.392 dated June 26, 2014, the Bank was registered with the Registry of Financial Trustees prescribed by Sections 6 and 7 of Chapter IV, Title V of the Rules, under No. 57.

Pursuant to the provisions of Section 45 of Law 26,831 and paragraph a), Section 20, Article VI, Chapter II, Title VII, and subsection j) of Section 7, Article IV, Chapter IV, Title V of Resolution No.622 of the CNV, it is made known that Banco Hipotecario’s minimum capital composed as required by the rules issued by the Argentine Central Bank exceeds the minimum amount required under such resolution.

33. Rules for the protection of financial services users

On June 10, 2014, the Argentine Central Bank issued a number of circular communications, “A” 5590 through 5593, which came into force as from their issuance, to modify the regulatory regime governing consumer and pledge loans and to further controls over interest rates, charges and commissions.

Some of the new provisions arising from these circular communications are: a) adoption of a regime of benchmark interest rates for consumer and pledge loans granted to individuals who do not qualify as Micro, Small and Medium Enterprises by imposing a ceiling on this type of credit extension which may not exceed the amount yielded by the LEBAC 90 days’ cut-off rate times a factor ranging from 1.25 to 2.00 depending on the type of loan and the Bank group; b) launch of the concept of “Total Financial Cost – Annual Nominal” in order to prevent distortions, which shall be expressed as an annual nominal  interest rate in a percentage with two decimals and will be determined by adding the effect of the commissions and charges associated to the transaction, to the interest rate irrespective of the reason .; c) the financial institutions that issue credit cards as well as the credit card issuers that are “non-financial” must be authorized by BCRA before they can apply increases to the cost of basic financial services and changes in the captions that make them up, which must be requested from the Argentine Central Bank in a note.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The effects of these rules have not had a significant impact on the Bank’s financial statements as of the date hereof.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following tables summarize the main reconciling items between Argentine GAAP and U.S. GAAP:

Reconciliation of net income:

		June 30,
		2014	2013	2012
Net income as reported under Argentine Banking GAAP	Ps.	627,027	339,122	301,097
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	27,525	(29,863)	(44,248)
- Loan loss reserve	(b)	(29,677)	(25,253)	(60,535)
- Derivative financial instruments	(c)	(941)	(1,223)	7,641
- Other government securities	(d)	(17,669)	12,727	(2,155)
- Provincial public debt	(e)	-	331	(322)
- Financial liabilities	(f)	4,136	3,154	283
- Securitizations	(g)	(10,725)	(17,512)	(419)
- Intangible assets
Software costs	(h)	(18,396)	(8,639)	(4,358)
Other intangible assets	(h)	(4,793)	(3,157)	(3,156)
Business combinations	(h)	989	991	(1,315)
- Impairment of fixed and foreclosed assets	(i)	983	932	1,012
- Vacation provision	(k)	(18,955)	(7,714)	(4,024)
- Insurance technical reserve	(l)	1,398	1,003	620
- Capitalization of interest cost	(m)	301	553	170
- Deferred income tax	(n)	55,122	(20,057)	54,941
- Non-Controlling interest	(j)	(11,031)	14,148	617
Net income in accordance with U.S. GAAP	Ps.	605,294	259,543	245,849
- Less Net (Loss) attributable to the Non-Controlling interest	(j)	10,284	(8,834)	5,116
Net income attributable to Controlling interest in accordance with U.S. GAAP	Ps.	615,578	250,709	250,965
Basic and diluted net income per share in accordance with U.S. GAAP		4.136	1.774	1.680
Average number of shares outstanding (in thousands)		1,463,365	1,463,365	1,463,365

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of shareholders’ equity

		June 30,
		2014	2013
Total shareholders' equity under Argentine Banking GAAP	Ps.	4,205,343	3,608,316
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(71,568)	(99,093)
- Loan loss reserve	(b)	(189,838)	(160,161)
- Derivative financial Instruments	(c)	(876)	65
- Other government securities	(d)	3,871	(1,374)
- Provincial Public Debt	(e)	-	-
- Financial liabilities	(f)	7,573	3,437
- Securitizations	(g)	(31,876)	(21,151)
- Intangible assets
Software costs	(h)	(37,363)	(18,967)
Other intangible assets	(h)	3,097	7,890
Business combinations	(h)	(2,167)	(3,156)
- Impairment of fixed and foreclosed assets	(i)	(38,323)	(39,306)
- Vacation provision	(k)	(40,332)	(21,377)
- Insurance technical reserve	(l)	(3,119)	(4,517)
- Capitalization of interest cost	(m)	3,226	2,925
- Deferred income Tax	(n)	214,230	159,108
- Non-Controlling interest	(j)	59,849	70,880
Total Shareholders’ Equity under U.S. GAAP	Ps.	4,081,727	3,483,519
- Non-Controlling Interest under U.S. GAAP	(j)	(50,662)	(60,315)
Consolidated Parent Company Shareholders’ Equity under U.S. GAAP	Ps.	4,031,065	3,423,204

Description of changes in shareholders’ equity under U.S. GAAP:

	Total Shareholders’ Equity
Balance as of June 30, 2012	Ps.	3,279,872
Cash dividends		(100,000)
Other Comprehensive Income		(7,377)
Net income for the twelve-month period in accordance with U.S. GAAP		250,709
Balance as of June 30, 2013	Ps.	3,423,204
Cash dividends		(30,000)
Other Comprehensive Income		22,283
Net income for the twelve-month period in accordance with U.S. GAAP		615,578
Balance as of June 30, 2014	Ps.	4,031,065

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans, different from those originated under the Pro.Cre.Ar program.

Given the bank’s role as Trustee of the PROCREAR Administrative and Financial Trust, (see note 31), it has capitalized direct expenses incurred in the mortgage loan origination process, which disbursements would not have been incurred by it had it not been for the grant of the related loans, in accordance with the provisions of Communication “A” 5392. Such origination expenses are amortized in 60 monthly installments.

In accordance with U.S. GAAP, under ASC 310 loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP for Banco Hipotecario S.A. as of June 30, 2014 and 2013 amounted to Ps. (71,568) and (99,093), respectively.

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

As of June 30, 2014 and 2013, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. 54,052 and Ps. 31,459, respectively.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a result of the analysis mentioned before, the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. (162,828) and Ps. (90,359), for 2014 and 2013, respectively.

c)
Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank. Under U.S. GAAP recoveries of loans previously charged off should be recorded when received. As of June 2014 and 2013, the Bank recorded an adjustment to shareholders’ equity related to reinstated loans of Ps. (79,889) and Ps. (103,897), respectively.

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. (1,173) and Ps. 2,636, for 2014 and 2013, respectively.

As a result of analysis performed the breakdown of the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of June 30, 2014 and 2013 is as follows:

	2014				2013
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity

Migration analysis (*)	292,526	455,354	(162,828)	251,959	342,318	(90,359)
ASC 310-10	68,788	14,736	54,052	49,663	18,204	31,459
Reinstated loans	-	79,889	(79,889)	-	103,897	(103,897)
Subtotal	361,314	549,979	(188,665)	301,622	464,419	(162,797)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2014				2013
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity

Reconsolidated trusts	45,504	46,677	(1,173)	46,871	44,235	2,636
Subtotal	45,504	46,677	(1,173)	46,871	44,235	2,636

Total	406,818	596,656	(189,838)	348,493	508,654	(160,161)

c. Derivative Financial Instruments

As mentioned in notes 17 and 2.9. the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in foreign currency and in pesos plus CER, and ii) interest rate swaps to manage its interest rate risk.

Under Argentine Central Bank rules, currency swaps are recorded on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or US dollar, minus the accrual of interest payable in US dollar or Euros (both derived from the current coupon of the swap).

In addition, under Argentine Central Bank rules, currency swap carried out as a hedge for the bank’s exposure to the CER-adjusted liabilities, have been recorded according to the net asset or liability position derived from variations in the underlying assets. In addition, the Bank created provisions for these transactions when the value stated above exceeded their fair value, as requested by the BCRA for this credit currency swap.

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

Under U.S. GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument using valuation techniques with observable market parameters. As of June 30, 2014 and 2013 the shareholder’s equity adjustment amounts to Ps. (876) and Ps. 65, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

d. Other government securities

The following table summarizes the U.S. GAAP shareholders’ equity adjustment related to other government securities, as of June 30, 2014 and 2013:

	June 30,
	2014		2013

Discount Bonds	Ps.	(4,126)	Ps.	-
Other National Government Bonds		(3,624)		(5,735)
Unquoted Securities issued by the BCRA		7,387		192
Bills issued by Provincial Governments		4,234		4,169
Total	Ps.	3,871	Ps.	(1,374)

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

During the twelve-month period ended June 30, 2014, there have been purchases of Discount Bonds.

The bonds arisen from the exchange have been recorded in accordance with Argentine Banking GAAP at their quoted market prices, as of June 30, 2014 and 2013. The remaining bonds have been valued according to note 2.2.

As of June 30, 2014 and 2013 the Discount Bonds were considered available for sale securities for U.S. GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2014 and 2013 the following table shows the amortized cost, book value and fair value of the mentioned bond.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2014					2013
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Discount Bonds	77,177	91,782	87,656	10,479	(4,126)	15,482	16,108	16,108	625	-

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320.

A number of factors are considered in performing an impairment analysis of securities. Those factors include, among others:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;
b.	Expectation to recover the entire amortized cost of the security;
c.	Recoveries in fair value after the balance sheet date;
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

As of June 30, 2014 and 2013 the fair value of the investment is greater than its amortized cost.

•	Other Bonds

Under Argentine Banking GAAP, as of June 30, 2014 and 2013, some National Government Bonds, unquoted securities issued by the BCRA and bills issued by Provincial Governments have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2014 and 2013 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

	2014					2013
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Unquoted securities issued by the BCRA	1,342,425	1,342,425	1,349,812	7,387	7,387	98,930	98,930	99,122	192	192
Bills issued by Provincial Governments	423,275	423,275	427,509	4,234	4,234	235,241	235,241	239,410	4,169	4,169

PRO XIII Bonds	33,136	32,796	29,172	-	(3,624)	-	-	-	-	-
BONAR 2017	-	-	-	-	-	67,977	67,977	62,006	(5,971)	(5,971)
PAR US dollar	-	-	-	-	-	5,310	5,244	5,480	170	236

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10.

The Bank as a result of its analysis has determined that, as of June 30, 2013, unrealized losses on Bonar 2017 Bonds, are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date. In addition, the bank has performed an impairment analysis for the rest of their portfolio and no other than temporary impairment were detected.

As of June 30, 2014, the Bank as a result of its analysis has determined that unrealized losses on PRO XIII Bonds are not temporary, consequently the Bank has recorded an other-than temporary impairment for U.S. GAAP purposes. Therefore the fair value of the security was determined on the balance sheet date based on their market value and will constitute the new cost basis for the asset. In addition, the bank has performed an impairment analysis for the rest of their portfolio and no other than temporary impairment were detected.

e. Provincial Public Debt

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

f. Financial liabilities

As described in note 15, the bank has issued several series of negotiable obligations in different terms and conditions. Under Argentine Banking GAAP, the costs of originating such instruments have been charged to the Income Statement at the issuance date.

Under U.S.GAAP, and according to ASC 835-30-45-3, issuance costs should be reported in the balance sheet as deferred charges. In addition, ASC 470-10-35-2 states that debt issuance costs should be amortized over the same period used in the interest cost determination.

As of June 30, 2014 and 2013 the shareholder’s equity adjustment amounts to Ps. 7,573 and Ps. 3,437, respectively.

g. Securitizations

For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.

Under U.S. GAAP the primary beneficiary of a variable interest entity (VIE) is required to consolidate its assets and liabilities. An entity is considered a VIE if it possesses one of the following characteristics:

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a consequence of this assessment, the Bank was deemed to be the primary beneficiary of certain securitization trusts because the Bank has the power to direct the activities of these VIEs through its servicing responsibilities and duties. Additionally, the Bank through its retained interests held in these securitizations has the obligation to absorb losses or the right to receive benefits from the VIEs.

For U.S. GAAP purposes, as of June 30, 2014, 2013 and 2012, the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See note 34.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

The total shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2014 and 2013 amounted to Ps. (31,876) and Ps. (21,151), respectively.

Additional information required by U.S. GAAP

The Bank adopted ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	June 30,
	2014		2013

Cash and due from banks	Ps.	103,693	Ps.	67,541
Loans (net of allowances)		1,771,175		1,463,637
Other assets		826,795		374,834
Total Assets	Ps.	2,701,663	Ps.	1,906,012

Debt Securities	Ps.	2,214,488	Ps.	1,701,829
Certificates of Participation		427,246		171,081
Other liabilities		59,929		33,102
Total Liabilities	Ps.	2,701,663	Ps.	1,906,012

As of June 30, 2014, the Bank’s maximum loss exposure, which amounted to Ps. 2,701,663, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

h. Intangible Assets

Software costs

Under Argentine Banking GAAP fees paid for a re-engineering project and for restructuring expenses incurred in relation to certain equity transactions are recognized as an intangible asset and amortized in a maximum of five years. Such cost should be expensed as incurred under U.S. GAAP.

 BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2014 and 2013 amounted to Ps. (37,363) and Ps. (18,967), respectively.

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

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2014 and 2013 amounted to Ps. 3,097 and Ps. 7,890, respectively, related to the contractual position in contracts for the issuance of credit cards and the accounts of customers recorded as intangibles assets for U.S. GAAP purposes.

Business combination

i) Acquisition of Tarshop S.A.

On August 30, 2010, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the purchase of 80% of the share capital of Tarshop SA. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes.

The sales price amounted to US$ 26.8 million, of which 20% (US$ 5.4 million) was paid on December 29, 2009 and the remaining balance of the price was cancelled on September 13, 2010.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2014 and 2013 the Bank has a balance of Ps. 18,234 and Ps. 21,191, respectively, related to the goodwill.

 BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

On May 24, 2012, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the purchase of the 17.5% of BACS Banco de Crédito y Securitización S.A. shares, which price was paid in two installments. The first one on March 30, 2011 (20%) and the last one on June 11, 2012 (80%). As a result, the Bank’s new shareholding in BACS’s capital stock increased from 70% to 87.5%.

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

ii) Acquisition of BACS Administradora de activos S.A. S.G.F.C.I.

On April 26, 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares belonging to BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.). The purchase price was Ps. 6 million.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,728 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to income on a straight-line basis during 120 months. As of June 30, 2014 and 2013 the Bank recorded such balance which amounted to Ps. 3,704 and Ps. 4,176, respectively.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

i. Impairment of fixed assets and foreclosed assets

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

As of June 2014 and 2013, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2014 and 2013 amounted to Ps. (38,323) and Ps. (39,306), respectively. The differences between periods are due to depreciation recorded under Argentine Banking GAAP.

j. Non-controlling interest

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

k. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For U.S. GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2014 and 2013 amounted to Ps. (40,332) and Ps. (21,377), respectively.

l. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under U.S. GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For U.S. GAAP purposes the Bank has accounted these insurance technical reserves under ASC 944.

Therefore, the technical reserves for the twelve-month periods ended June 30, 2014 and 2013 were adjusted for U.S. GAAP purposes. Shareholders’ equity adjustment as of June 30, 2014 and 2013 amounted to Ps. (3,119) and Ps. (4,517), respectively.

m. Capitalization of interest cost

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

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2014 and 2013 amounted to Ps. 3,226 and Ps. 2,925, respectively.

n. Deferred Income Tax

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2014 and 2013, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carry forward and all the temporary differences, with future taxable income.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 214,230 and Ps. 159,108, as of June 30, 2014 and 2013, respectively.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2014, there were no uncertain tax positions.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2014, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2009 – 2013

o. Items in process of collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

The Bank’s assets and liabilities would be increased by approximately Ps. 163,304 and Ps. 132,369, had U.S. GAAP been applied at June 30, 2014 and 2013, respectively.

II.	Additional disclosure requirements:

p. Fair Value Measurements Disclosures

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

As of June 30, 2014 and 2013 the Bank’s securities are classified within level 1of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities. Furthermore the Bank´s instruments issued by BCRA with no volatility published by the BCRA and bills issued by Provincial Governments are classified within Level 2 using quoted prices available of similar assets.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c)	Derivatives

The fair value of level 1 derivative positions are determined using quoted market prices. The fair value of level 2 derivative positions are determined using internally developed models that utilize market observable parameters.

Liabilities (by Class of liability)

d)	Derivatives

The fair value of level 1 derivative positions are determined using quoted market prices.

The following table presents the financial instruments, by class of asset and liabilities, carried at fair value as of June 30, 2014 and 2013, by ASC 820-10 valuation hierarchy (as described above).

	Balances as of June 30, 2014
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	1,316,864	1,316,864	-	-
Available for sale securities	486,322	437,566	48,756	-
Instruments issued by the BCRA	1,704,354	354,542	1,349,812	-
Corporate securities	345,565	345,565	-	-

Securities receivable under repurchase agreements
Trading securities	1,279	1,279	-	-
Available for sale securities	58,015	58,015	-	-

Derivatives
Forwards	33,794	-	33,794	-
Futures	6,766	6,766	-	-

TOTAL ASSETS AT FAIR VALUE	3,952,959	2,520,597	1,432,362	-

LIABILITIES

Derivatives
Futures	(7,911)	(7,911)	-	-

TOTAL LIABILITIES AT FAIR VALUE	(7,911)	(7,911)	-	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Balances as of June 30, 2013
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	1,240,488	1,240,488	-	-
Available for sale securities	295,469	56,059	239,410	-
Instruments issued by the BCRA	148,266	49,144	99,122	-
Corporate securities	150,096	150,096	-	-

Securities receivable under repurchase agreements
Trading securities	363,349	363,349	-	-
Available for sale securities	11,427	11,427	-	-

Derivatives
Cross Currency Swap (Euro/Dollar)	13,766	-	13,766	-

TOTAL ASSETS AT FAIR VALUE	2,222,861	1,870,563	352,298	-

q. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the periods ended June 30, 2014 and 2013 respectively:

	As of June 30, 2014
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	11,296	Ps.	11,296
Ending balance: collectively evaluated for impairment		581,920		3,440		585,360
Ending Balance	Ps.	581,920	Ps.	14,736	Ps.	596,656
Financing receivables:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	24,323	Ps.	24,323
Ending balance: collectively evaluated for impairment		11,592,745		6,182,266		17,775,011
Ending Balance	Ps.	11,592,745	Ps.	6,206,589	Ps.	17,799,334

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2013
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	13,051	Ps.	13,051
Ending balance: collectively evaluated for impairment		490,450		5,153		495,603
Ending Balance	Ps.	490,450	Ps.	18,204	Ps.	508,654
Financing receivables:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	24,263	Ps.	24,263
Ending balance: collectively evaluated for impairment		8,749,552		3,822,062		12,571,614
Ending Balance	Ps.	8,749,552	Ps.	3,846,325	Ps.	12,595,877

The activity in the allowance for loan losses for period is as follows:

	As of June 30,
	2014		2013
Allowance for credit losses:
Beginning Balance	Ps.	508,654	Ps.	427,435
Charge-offs		(245,023)		(177,410)
Provision for loan losses		333,025		258,629
Ending Balance	Ps.	596,656	Ps.	508,654

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010 - 20, as of June 30, 2014 and 2013:

	As of June 30, 2014
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	24,323	Ps.	21,441	Ps.	11,296
Total	Ps.	24,323	Ps.	21,441	Ps.	11,296

	As of June 30, 2013
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	24,263	Ps.	20,980	Ps.	13,051
Total	Ps.	24,263	Ps.	20,980	Ps.	13,051

The average recorded investment in impaired loans amounted Ps. 23,971 and Ps. 24,256, as of June 30, 2014 and 2013, respectively. There is no amount of interest income recognized during the time within the period that the loans were impaired.

Non-accrual accounts receivables and Past due

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency” and “Uncollectible”.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table represents the amounts of nonaccruals, as of June 30, 2014 and 2013, respectively:

	As of June 30,
	2014		2013
Consumer
Advances	Ps.	566	Ps.	574
Mortgage Loans		37,955		44,443
Personal Loans		74,950		44,457
Credit Card Loans – BHSA		104,200		60,253
Credit card Loans – Tarshop		117,809		121,066
Total Consumer	Ps.	335,480	Ps.	270,793
Commercial
Performing Loans	Ps.	-	Ps.	-
Impaired Loans		24,323		24,263
Total Commercial	Ps.	24,323	Ps.	24,263

Total Non accrual loans	Ps.	359,803	Ps.	295,056

An aging analysis of past due account receivables, segregated by class of account receivables, as of June 30, 2014 and 2013 was as follows:

	As of June 30, 2014
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	837	111	131	324	1,403	24,648	26,051
Mortgage Loans	27,812	7,235	5,403	25,317	65,767	2,801,484	2,867,251
Personal Loans	78,819	36,785	37,735	430	153,769	1,937,243	2,091,012
Credit Card Loans – BHSA	71,613	54,950	49,225	25	175,813	5,009,921	5,185,734
Credit card Loans – Tarshop	156,447	57,833	55,617	4,359	274,256	1,148,441	1,422,697
Total Consumer Loans	335,528	156,914	148,111	30,455	671,008	10,921,737	11,592,745

Commercial:
Performing Loans	164	-	-	-	164	6,182,102	6,182,266
Impaired loans	-	1,777	5,550	16,996	24,323	-	24,323
Total Commercial Loans	164	1,777	5,550	16,996	24,487	6,181,102	6,206,589
Total	335,692	158,691	153,661	47,451	695,495	17,103,839	17,799,334

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended June 30, 2014 and 2013:

	As of June 30, 2014
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	24,648	837	111	131	324	26,051
Mortgage Loans	2,801,484	27,812	7,235	5,403	25,317	2,867,251
Personal Loans	1,937,243	78,819	36,785	37,735	430	2,091,012
Credit Card Loans – BHSA	5,009,921	71,613	54,950	49,225	25	5,185,734
Credit card Loans – Tarshop	1,148,441	156,447	57,833	55,617	4,359	1,422,697
Total Consumer Loans	10,921,737	335,528	156,914	148,111	30,455	11,592,745

Commercial:
Performing loans	6,182,102	164	-	-	-	6,182,266
Impaired loans	-	-	1,777	5,550	16,996	24,323
Total Commercial Loans	6,182,102	164	1,777	5,550	16,996	6,206,589
Total Financing Receivables	17,103,839	335,692	158,691	153,661	47,451	17,799,334

	As of June 30, 2013
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	31,686	1,002	230	55	289	33,262
Mortgage Loans	2,905,621	35,176	6,686	7,795	29,962	2,985,240
Personal Loans	1,309,054	38,401	19,011	25,012	434	1,391,912
Credit Card Loans – BHSA	3,069,493	39,079	27,773	31,280	1,200	3,168,825
Credit card Loans – Tarshop	908,244	141,003	53,609	61,868	5,589	1,170,313
Total Consumer Loans	8,224,098	254,661	107,309	126,010	37,474	8,749,552

Commercial:
Performing loans	3,821,283	779	-	-	-	3,822,062
Impaired loans	-	-	72	6,680	17,511	24,263
Total Commercial Loans	3,821,283	779	72	6,680	17,511	3,846,325
Total Financing Receivables	12,045,381	255,440	107,381	132,690	54,985	12,595,877
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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table presents for the financing receivables modified as troubled debt restructurings within during the last two periods:

	As of June 30, 2014
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	52	Ps.	987
Mortgage Loans	110		3,602
Personal Loans	4,140		79,250
Credit Card Loans – BHSA	1,209		14,749
Credit card Loans – Tarshop	18,553		89,655
Total Consumer	24,064	Ps.	188,243

Commercial
Performing Loans	-	Ps.	-
Impaired Loans	-		-
Total Commercial	-	Ps.	-

Total TDRs	24,064	Ps.	188,243

	As of June 30, 2013
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	68	Ps.	930
Mortgage Loans	100		2,353
Personal Loans	1,557		21,246
Credit Card Loans – BHSA	1,764		18,581
Credit card Loans – Tarshop	26,414		121,425
Total Consumer	29,903	Ps.	164,535

Commercial
Performing Loans	-	Ps.	-
Impaired Loans	-		-
Total Commercial	-	Ps.	-

Total TDRs	29,903	Ps.	164,535

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30,
	2014			2013
	Number of contracts	Recorded investment		Number of contracts	Recorded investment
Consumer
Advances	6	Ps.	85	17	Ps.	149
Mortgage Loans	22		490	25		553
Personal Loans	469		6,816	397		3,408
Credit Card Loans – BHSA	590		6,262	225		2,210
Credit card Loans – Tarshop	8,571		41,835	6,385		33,027
Total Consumer	9,658	Ps.	55,488	7,049	Ps.	39,347

Commercial
Performing Loans	-	Ps.	-	-	Ps.	-
Impaired Loans	-		-	-		-
Total Commercial	-	Ps.	-	-	Ps.	-

Total TDRs that subsequently defaulted	9,658	Ps.	55,488	7,049	Ps.	39,347

Allowance for Credit Losses

Accounts receivable balances are classified as uncollectible and written off from the Consolidated Balance Sheet when 365 days past due and subsequently recorded in memorandum accounts.

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended June 30, 2014 and 2013 was as follows:

	Argentine Banking GAAP		U.S. GAAP		Adjustment
June 30, 2013	Ps.	348,493	Ps.	508,654	Ps.	(160,161)

Variances		58,325		88,002		(29,677)

June 30, 2014	Ps.	406,818	Ps.	596,656	Ps.	(189,838)

r. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2014, 2013 and 2012, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2014		2013		2012
Income Statement

Financial income	Ps.	4,666,910	Ps.	2,418,505	Ps.	1,886,446
Financial expenses		(2,399,052)		(1,281,120)		(982,954)
Net financial income	Ps.	2,267,858	Ps.	1,137,385	Ps.	903,492
Provision for loan losses		(333,025)		(258,629)		(215,074)
Income from services		2,145,423		1,365,116		1,049,679
Expenses for services		(682,638)		(290,908)		(232,109)
Administrative expenses		(2,380,651)		(1,621,522)		(1,284,531)
Net income from financial transactions	Ps.	1,016,967	Ps.	331,442	Ps.	221,457
Miscellaneous income		188,928		193,422		270,230
Miscellaneous expenses		(286,596)		(168,735)		(250,492)
Income before income taxes and Non-controlling interest	Ps.	919,299	Ps.	356,129	Ps.	241,195
Income taxes		(314,005)		(96,586)		4,654
Net income under U.S. GAAP	Ps.	605,294	Ps.	259,543	Ps.	247,395
Less Net (Loss) attributable to the Non-controlling interest		10,284		(8,834)		3,570
Net income attributable Controlling interest in accordance with U.S. GAAP	Ps	615,578	Ps	250,709	Ps	250,965

Other comprehensive income (loss):

Unrealized gains (loss) on securities		22,283		(7,377)		(7,381)
Other comprehensive income (loss)	Ps.	22,283	Ps.	(7,377)	Ps.	(7,381)
Comprehensive income	Ps.	637,861	Ps.	243,332	Ps.	243,584

s. Risks and Uncertainties

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

t. U.S. GAAP estimates

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

u. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2014 and 2013. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On May 28, 2014 the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard (ASC 606) is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets.

The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.

The revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 for U.S. GAAP public reporting entities and early adoption is not permitted.

36. Subsequent events

Negotiable obligations

The following table shows the amount, interest rate and maturity date of each series issued after June 30, 2014:

	Issue date	Maturity date		Annual interest rate
Banco Hipotecario S.A.
Series XX (Ps. 45,241)	07/30/14	04/30/15	a	25.5%
Series XXI (Ps. 222,345)	07/30/14	01/30/16	b	Badlar +275bp

BACS Banco de Crédito y Securitización S.A.
Series III (Ps. 132,726)	08/19/14	05/19/16	b	Badlar +275bp

(a) Fixed interest rate
(b) Variable interest rate

On August 8, 2014 Banco Hipotecario S.A. cancelled its Series X for Ps. 34,523. Additionally on July 30, 2014 Tarshop S.A. cancelled its Series VIII for Ps. 75,589.

Capital contribution on Tarshop S.A.

On October 22, 2014 the General Shareholders’ Meeting of the Bank approved an irrevocable capital contribution of Ps. 110 millions to Tarshop S.A. which will be transferred within the following two months.

Alto Palermo S.A., owner of 20% interest in this company, will contribute with Ps. 22 millions and Banco Hipotecario with Ps. 88 millions.

NEW LIPSTICK LLC AND SUBSIDIARY
(A Limited Liability Company)

Independent Auditors’ Report

New Lipstick LLC

We have audited the accompanying consolidated financial statements of New Lipstick LLC and Subsidiary (A Limited Liability Company), which comprise the consolidated balance sheets as of June 30, 2014 and 2013, and the related consolidated statements of operations, member’s deficit, and cash flows for the years ended June 30, 2014, 2013, and 2012, and the related notes to the financial statements.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Lipstick LLC and Subsidiary as of June 30, 2014 and 2013, and the results of their operations and their cash flows for the years ended June 30, 2014, 2013, and 2012 in accordance with accounting principles generally accepted in the United States of America.

By: /s/ Marks Paneth LLP

New York, NY
October 30, 2014

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30,
(Amounts in US dollars)

ASSETS

	2014	2013

Real estate, net	$142,358,747	$143,505,071
Cash and cash equivalents	851,726	1,346,278
Tenant receivables, net of allowance for doubtful accounts of
$7,264 and $889,009 respectively	422,944	333,023
Prepaid expenses and other assets	5,476,492	5,135,872
Due from related party	120,274	120,274
Restricted cash	6,155,597	6,638,253
Deferred rent receivable	6,938,578	5,008,910
Lease intangibles, net	30,012,973	33,002,074
Goodwill (Investment in Metropolitan 885 Third Avenue Leasehold LLC)	5,422,615	5,422,615

Total	$197,759,946	$200,512,370

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:
Note payable	$113,201,357	$113,203,269
Accrued interest payable	313,950	316,969
Accounts payable and accrued expenses	1,584,699	1,373,763
Due to related parties	553,616	345,312
Unearned revenue	619,885	309,397
Tenants’ security deposits	657,978	614,870
Deferred ground rent payable	108,312,912	79,490,319
Lease intangibles, net	45,279,291	48,538,132

Total liabilities	270,523,688	244,192,031

Members' deficit	(72,763,742)	(43,679,661)

Total	$197,759,946	$200,512,370

See Notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30,
(Amounts in US dollars)

	2014	2013	2012
Revenues
Base rents	$38,375,303	$38,146,887	$38,293,785
Tenant reimbursements and escalations	5,427,358	5,354,160	5,899,547
Other revenue	45,292	73,833	251,391
Interest income	-	625	1,331

Total	43,847,953	43,575,505	44,446,054

Expenses
Real estate taxes	9,919,196	9,442,029	8,945,341
Utilities	2,598,340	2,511,198	2,560,909
Janitorial	2,157,449	2,054,086	2,294,236
Insurance	315,545	296,897	290,182
Repairs and maintenance	1,838,870	1,555,630	1,520,485
Bad debts	-	433,551	793,882
Security	912,362	846,602	817,199
General and administrative	720,679	778,260	1,091,633
Management fees	948,084	877,898	804,123
Legal and professional fees	108,331	97,337	517,613
Tenant reimbursable costs	122,139	159,564	295,510
Ground rent	45,457,735	45,457,737	45,457,736
Interest expense	4,789,913	4,843,275	4,905,399
Amortization	3,087,330	2,947,812	2,869,752
Depreciation	4,886,008	4,428,733	3,964,933

Total	77,861,981	76,730,609	77,128,933

Net loss	$(34,014,028)	$(33,155,104)	$(32,682,879)

See Notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' DEFICIT
FOR THE YEARS ENDED JUNE 30,
(Amounts in US dollars)

	2014	2013	2012

Balance, beginning of years	$(43,679,661)	$(20,096,088)	$12,256,668

Contributions from members	4,952,500	9,571,531	330,123

Distribution to member	(22,553)	-	-

Net loss	(34,014,028)	(33,155,104)	(32,682,879)

Balance, end of years	$(72,763,742)	$(43,679,661)	$(20,096,088)

See Notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30,
(Amounts in US dollars)

	2014	2013	2012

Operating activities
Net loss	$(34,014,028)	$(33,155,104)	$(32,682,879)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization	3,087,330	2,947,812	2,869,752
Depreciation	4,886,008	4,428,733	3,964,933
Bad debt (recovery) expense	(3,827)	433,551	793,882
Deferred rent	(1,929,668)	(1,972,066)	(1,781,215)
Below market lease amortization	(2,821,032)	(3,287,160)	(4,435,046)
Above market lease amortization	1,544,576	1,548,129	1,548,128
Above market ground lease amortization	(437,809)	(437,808)	(437,809)
Deferred ground rent	28,822,593	29,220,501	33,249,045
Changes in operating assets and liabilities:
Restricted cash	525,764	(2,616,256)	1,792,404
Due from related party	-	4,000	(124,274)
Tenant receivables	(86,094)	(78,989)	(1,079,387)
Prepaid expenses and other assets	(340,620)	(233,930)	(174,826)
Accrued interest payable	(3,019)	(3,332)	623
Accounts payable and accrued expenses	33,811	(569,720)	(46,143)
Due to related parties	208,304	34,445	(10,501)
Consent fee payable	-	-	(1,666,667)
Deferred leasing costs	(1,526,938)	(795,940)	(595,890)
Unearned revenue	310,488	51,876	(39,562)
Net cash (used in) provided by operating activities	(1,744,161)	(4,481,258)	1,144,568

Investing activities
Additions to real estate	(3,700,979)	(4,934,785)	(3,242,980)
Net cash used in investing activities	(3,700,979)	(4,934,785)	(3,242,980)

Financing activities
Note principal payments	(1,912)	(110,817)	(1,129,125)
Contributions receivable from members	-	-	2,977,335
Contributions from members	4,952,500	9,571,531	330,123
Net cash provided by financing activities	4,950,588	9,460,714	2,178,333

Net (decrease) increase in cash and cash equivalents	(494,552)	44,671	79,921

Cash and cash equivalents, beginning of years	1,346,278	1,301,607	1,221,686

Cash and cash equivalents, end of years	$851,726	$1,346,278	$1,301,607

Supplemental disclosure of cash flow information:
Interest paid	$4,792,932	$4,846,607	$4,904,776

Schedule of Noncash Investing Activities
Real estate additions were financed through accounts payable	$568,390	$507,133	$1,580,214

Deferred leasing costs additions were financed through accounts payable	$115,867	$-	$-

Schedule of Noncash Financing Activities
Lobby exhibit acquired in the year ended June 30, 2013, included in real
estate, and transferred to a 49% member of the Company as a distribution.	$22,553	$-	$-

See Notes to Consolidated Financial Statements

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
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
June 30, 2014, 2013 and 2012
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

The Company shall continue perpetually until dissolution, liquidation or termination.

The liability of the members of the Company is limited to the members total contribution, plus any amounts guaranteed by the members.

The Company has adopted a fiscal year end of June 30.

The terms of the Agreement provide for initial capital contributions and percentage interests as follows:

	Percentage of Ownership	Initial Capital Contributions
IRSA International, LLC	49.00	$15,417,925
Marciano Investment Group, LLC	42.00	13,215,365
Lomas Urbanas S.A.	2.27	714,259
Avi Chicouri	3.07	-
Par Holdings, LLC	3.66	-
Total	100.00	$29,347,549

In accordance with the Agreement, the Members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. The Members contributed $4,952,500, $9,571,531, and $330,123 for the years ended June 30, 2014, 2013, and 2012, respectively.

Distributions
Net cash flow shall be distributed from time to time in the reasonable discretion of LM, in accordance with the Agreement. Distributions amounted to $22,553 for the year ended June 30, 2014. There were no distributions for the year ended June 30, 2013 and 2012.

Allocation of Profit and Losses
Profits and losses are allocated in accordance with the ownership percentages of the Members.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements of the Company include the accounts of New Lipstick LLC and its wholly-owned subsidiary Metropolitan.

All significant intercompany accounts and transactions have been eliminated

Basis of Accounting
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
Management is required to use estimates and assumptions in preparing financial statements in conformity with GAAP.  Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  Accordingly, actual results could differ from those estimates.

Real Estate
Real estate consists of building, building improvements and tenant improvements and is stated at cost. Building and improvements are depreciated over 39 years. Tenant improvements are depreciated over the shorter of the estimated useful life of the asset or the terms of the respective leases.

Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments are capitalized to building improvements and depreciated over their estimated useful lives.

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the assets. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. No impairment was recorded for the years ended June 30, 2014 and 2013.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less upon acquisition to be cash equivalents.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalent accounts in financial institutions. The Company maintains its cash balances at three financial institutions.  At times, such balances may be in excess of the Federal Deposit Insurance Company (FDIC) insurance limit.  According to the FDIC insurance limit, deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing deposits the Company may hold in the same ownership category, and the combined total insured is up to at least $250,000. As of June 30, 2014 and 2013, these balances at one of the institutions, including tenant security and escrow amounts, were in excess of federally insurable limits by $6,521,774 and $7,387,001, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash
Restricted cash represents amounts held in escrow, as required by the lender, to be used for real estate taxes, insurance and other qualified expenditures, as well as tenant security deposits.

Tenant Receivables
The Company carries its tenant receivables at the amount due pursuant to lease agreements but uncollected at period end, less an allowance for doubtful accounts. The Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current conditions.

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

The Company also receives reimbursements from tenants for certain costs as provided for in the lease agreements. These costs include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs in excess of a base year amount. The reimbursements are recognized when the tenants are billed.

Deferred income represents rent collected in advance of being due.

Deferred Ground Rents
Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases. All future minimum increases in the non-cancelable ground rents consist of either 2.5% or 3% annual increases through May 1, 2068. This has resulted in deferred ground rent payable in the amount of $108,312,912 and $79,490,319 as of June 30, 2014 and 2013, respectively (see Note 7).

Lease Intangibles
Leasing costs and commissions incurred in connection with leasing activities are capitalized and amortized on a straight-line basis over the lives of the respective leases. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease.

Above and below market leases and above market ground lease values were recorded on the Property's reorganization date based on the present value (using an interest rate which reflected the risk associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and ground lease, and (ii) management's estimate of fair market lease rates for the corresponding in-place leases and ground lease, measured over a period equal to the remaining non-cancelable term of the leases.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 2:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease Intangibles (continued)
Above market lease values are capitalized as an asset and amortized as a decrease to rental income over the remaining terms of the respective leases. The above market ground lease value is capitalized as a liability and amortized to ground rent expense over the remaining term of the ground lease. Below market lease values are capitalized as a liability and amortized as an increase to rental income over the remaining terms of the respective leases.

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

The value of in-place leases are amortized to expense over the initial term of the respective leases. As of June 30, 2014, the remaining terms were ranging from three months to eleven years.

Income Taxes
No provision for income taxes is necessary in the accompanying financial statements because the Company has elected to be treated as a partnership for federal and state income tax purposes. Income or loss of the Company is includible in the separate income tax returns of the Members. The Company performed a review for uncertainty in income tax positions in accordance with authoritative guidance. As of June 30, 2014, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the financial statements. The Company's tax returns after 2010 are open and subject to examination. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

Goodwill
Goodwill represents the excess of the cost of the December 30, 2010 acquisition of Metropolitan over the net of the amounts assigned to assets acquired, including identifiable intangible assets, and liabilities assumed. In accordance with GAAP goodwill is not amortized but is subject to annual impairment tests. Annual impairment tests are performed by either comparing a “reporting units” (in the Company’s case, the Company as a whole) estimated fair value to its carrying amount or by doing a qualitative assessment of a reporting units fair value from the last quantitative assessment to determine if there is a potential impairment. The fair value of the Company is an estimate of the amount of which the Company as a whole could be sold in a current transaction between willing parties. Generally, estimates of fair value are based on discounted cash flows.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (continued)
A qualitative assessment may be done when the results of the previous quantitative test indicated the reporting unit’s estimated fair value was significantly in excess of the carrying value of its net assets and we do not believe there have been significant changes in the reporting unit’s operations that would significantly decrease its estimated fair value or significantly increase its net assets.  Management has selected the end of the Company’s fiscal year as the date on which to either perform its annual impairment tests for goodwill or make the determination as to whether qualitative factors render it unnecessary.  As of June 30, 2014 and 2013, as of the date of the impairment tests, no impairment of goodwill was identified.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year financial statement presentation.

Subsequent Events
The Company has evaluated for potential recognition and disclosure, events subsequent to the date of the balance sheet through October 30, 2014, the date the financial statements were available to be issued.

NOTE 3:     REAL ESTATE

At June 30, real estate consists of the following:

	2014	2013
Building and improvements	$144,879,174	$144,445,293
Tenant improvements	12,638,444	9,332,642
	157,517,618	153,777,935
Less: accumulated depreciation	(15,158,871)	(10,272,864)
Total	$142,358,747	$143,505,071

Depreciation expense amounted to $4,886,008 and $4,428,733, and $3,964,933 for the years ended June 30, 2014, 2013, and 2012, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 4:    LEASE INTANGIBLES

Lease intangibles and value of assumed lease obligations at June 30, 2014, were as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$27,149,892	$3,142,576	$15,316,749	$45,609,217	$30,470,806	$29,041,332	$59,512,138
Less: accumulated Amortization	(9,520,879)	(645,416)	(5,429,949)	(15,596,244)	(12,700,516)	(1,532,331)	(14,232,847)
Totals	$17,629,013	$2,497,160	$9,886,800	$30,012,973	$17,770,290	$27,509,001	$45,279,291

Lease intangibles and value of assumed lease obligations at June 30, 2013 were as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$27,338,018	$1,499,771	$15,319,023	$44,156,812	$30,791,733	$29,041,332	$59,833,065
Less: accumulated amortization	(6,947,182)	(319,909)	(3,887,647)	(11,154,738)	(10,200,411)	(1,094,522)	(11,294,933)
Totals	$20,390,836	$1,179,862	$11,431,376	$33,002,074	$20,591,322	$27,946,810	$48,538,132

The aggregate amortization of leases in-place and leasing costs included in amortization expense for the years ended June 30, 2014, 2013, and 2012 were $3,087,330, $2,947,812, and $2,869,752, respectively.

The aggregate amortization of above market ground leases included as a reduction of ground rent expense for the years ended June 30, 2014, 2013, and 2012 were $437,809, $437,808, and $437,809, respectively.

The aggregate amortization of above market leases included as a reduction of base rental income for the years ended June 30, 2014, 2013, and 2012 were $1,544,576, $1,548,129, and $1,548,128, respectively.

The aggregate amortization of below market leases included in base rental income for the years ended June 30, 2014, 2013, and 2012 were $2,821,032, $3,287,160, and $4,435,046, respectively.

The estimated amortization of lease intangibles for each of the five years subsequent to June 30, 2014 and thereafter is as follows:

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 4:    LEASE INTANGIBLES (CONTINUED)

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total

2015	$2,567,911	$407,912	$1,442,682	$4,418,505	$2,475,983	$437,809	$2,913,792
2016	2,541,147	372,170	1,407,364	4,320,681	2,463,176	437,809	2,900,985
2017	2,540,843	313,504	1,407,364	4,261,711	2,459,981	437,809	2,897,790
2018	2,483,557	207,215	1,407,364	4,098,136	2,387,551	437,809	2,825,360
2019	2,464,461	191,675	1,407,364	4,063,500	2,363,408	437,809	2,801,217
Thereafter	5,031,094	1,004,684	2,814,662	8,850,440	5,620,191	25,319,956	30,940,147
Totals	$17,629,013	$2,497,160	$9,886,800	$30,012,973	$17,770,290	$27,509,001	$45,279,291

NOTE 5:    NOTES PAYABLE

On December 30, 2010, Metropolitan’s existing note agreements with Royal Bank of Canada (the “Lender”) were amended and restated. The outstanding balance of the Amended Note was $115,000,000. The Amended Note bears interest at (i) the London InterBank Offered Rate ("LIBOR") plus 400 basis points, or (ii) Prime Rate plus Prime Rate Margin, if converted into a Prime Rate Loan. The Amended Note provides for a maximum interest rate of 5.25% through February 29, 2012 and 6.25% from March 1, 2012 through August 31, 2015 and matures on August 1, 2017. The interest rate was 4.16% at June 30, 2014.  Interest expense amounted to $4,789,913, $4,843,275, and $4,905,399 for the years ended June 30, 2014, 2013, and 2012, respectively.

Pursuant to a cash management agreement with the Lender, all rents collected are required to be deposited in a clearing account and all funds are disbursed in accordance with the Loan agreement, including the funding of all reserve accounts. In addition, after payment of debt service, operating expenses and other expenses, as defined, forty percent (40%) of all the remaining cash flow in the cash management account is applied to the outstanding principal balance of the loan on a monthly basis. As of June 30, 2014 and 2013, the outstanding principal balance of the Amended Note is $113,201,357 and $113,203,269, respectively.

The Amended Note is collateralized by the Property including all related facilities, amenities, fixtures and personal property owned by the borrower.

The Company pledged a first priority security interest in the Company’s membership interest in Metropolitan to the Lender as collateral security for the Amended Note.

NOTE 6:    GROUND LEASES

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

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 6:    GROUND LEASE (CONTINUED)

The Ground Lease matures on the earlier of (i) April 30, 2077, (ii) the date of termination of the Ground Sub-sublease term or (iii) a date if sooner terminated. The Ground Lease provides for monthly ground rent of approximately $925,000 through April 30, 2012, $1,321,000 through April 30, 2013, and provides for annual increases of 2.5% beginning on May 1, 2013 through April 30, 2020.

On May 1, 2020, May 1, 2038 and every ten years thereafter through May 1, 2068, (“Adjustment Years”) ground rent shall be adjusted to be the greater of (a) 1.03 times the base rent payable during the lease year immediately preceding the said Adjustment Year or (b) 7% of the fair market value of the land.

Monthly ground rent shall increase 3% annually for each lease year subsequent to the Adjustment Year. The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 29, 2080 (the "Ground Sublease"), and the prime lease matures on April 30, 2080 (the "Prime Lease"). The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease or (iii) the expiration or earlier termination date of the Ground Sublease, except for reason of default by the sublandlord as subtenant under the Ground Sublease or the sublandlord as subtenant under the Prime Lease provided that the lessees are not in default under the Ground Sub-sublease or the Ground Sublease.

The Ground Sub-sublease provides for monthly ground rent of $58,000 through April 30, 2010, and approximately $63,000 beginning on May 1, 2010 through April 30, 2020. On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent shall be adjusted to 8% of the fair market value of Lot A, as defined.

For the year ended June 30, 2014, Ground Lease and Ground Sub-sublease expense amounted to $45,136,544 and $759,000, respectively, after giving effect to straight-line rent adjustments of $28,822,593 and $0, respectively. For the year ended June 30, 2013, Ground Lease and Ground Sub-sublease expenses amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $29,220,501 and $0, respectively. For the year ended June 30, 2012, Ground Lease and Ground Sub-sublease expense amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $33,249,045 and $0, respectively.

The Ground Lease also provides the Company with an option to purchase the land (the "Purchase Option"). The Purchase Option is exercisable on April 30, 2020, April 30, 2037 and on the last day of every tenth year thereafter (the "Purchase Date"). The Purchase Price, as defined in the Ground Lease, shall be the amount which together with all ground rent paid by the Company on or before the applicable Purchase Date yields an internal rate of return ("IRR") that equals the Target IRR in respect to the applicable Purchase Date as follows:

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 6:    GROUND LEASE (CONTINUED)

Purchase Date	Target IRR

April 30, 2020	7.47%
April 30, 2037	7.67%
April 30, 2047	7.92%
April 30, 2057	8.17%
April 30, 2067	8.42%
April 30, 2077	8.67%

In the event the Purchase Option is exercised on April 30, 2020, the Company shall pay a purchase price of approximately $521 million which is based upon an agreed land value of $317 million in July 2007, according to a Target IRR of 7.47%. The Ground Lease also provides for an option to demolish the Property ("Demolition Option") during the period beginning on May 1, 2055, and ending on April 30, 2072 (the "Demolition Period"). The Ground Lease lessor has the option to cause the Company to purchase the Property ("Put Option") at a then Put Price, as defined. The Put Option is exercisable during the period subsequent to the Demolition Option and prior to April 30, 2072.

Future minimum annual ground rents due before giving effect to the fair market value adjustments which are not determinable at the present time are as follows for the five years subsequent to June 30, 2014, and thereafter:

	Ground Lease	Ground Sub-Sublease	Total

2015	16,721,791	759,000	17,480,791
2016	17,139,836	759,000	17,898,836
2017	17,568,332	759,000	18,327,332
2018	18,007,540	759,000	18,766,540
2019	18,457,729	759,000	19,216,729
Thereafter	2,856,497,247	632,500	2,857,129,747
Total	2,944,392,475	4,427,500	2,948,819,975

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 7:    TENANT LEASES

The Company leases space in the Property to tenants under long-term noncancelable operating leases.

Future minimum annual base rents due from noncancelable operating leases in each of the five years subsequent to June 30, 2014 and thereafter are as follows:

2015	$36,479,442
2016	36,557,760
2017	36,550,696
2018	34,129,619
2019	33,103,772
Thereafter	77,136,615
Total	$253,957,904

For the year ended June 30, 2014, 2013, and 2012, approximately 75%, 77%, and 79%, respectively, of the Company's base rent before amortization of above and below market bases was from one law firm tenant. For the year ended June 30, 2014, the approximate rental revenue from the one law firm tenant amounted to $27,200,000 of which $0 amounts remain outstanding. For the year ended June 30, 2013, the approximate rental revenue from the one law firm tenant amounted to $26,900,000 of which $0 amounts remained outstanding. For the year ended June 30, 2012, the approximate rental revenue from the one law firm tenant amounted to $26,800,000 of which $0 amounts remained outstanding. Law firms accounted for approximately 83%, 82%, and 83% of the Property’s total base rent for the years ended June 30, 2014, 2013, and 2012, respectively.

At June 30, 2014, 2013, and 2012, the Property was approximately 89%, 86%, and 86% leased, respectively.

NOTE 8:    RELATED PARTY TRANSACTIONS

On April 20, 2011, Lipstick Management LLC (“LM”), an affiliate of the Company, entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for certain fees that are payable to Herald Square Properties LLC (“HSP”). HSP is a 49% owner in LM. LM and the Company are affiliated by common ownership. These fees are based on a consulting agreement between LM and HSP which provides a monthly fee of $12,000. As of January 1, 2013, the Company renewed the contract with HSP which provides a monthly fee of $22,000. The parties have the right to terminate this agreement at any time upon thirty (30) days written notice served to the other party. The total management consulting fee for the year ended June 30, 2014, 2013, and 2012, included in management fees in the accompanying statement of operations, amounted to $264,000, $204,000, and $144,000, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 8:    RELATED PARTY TRANSACTIONS (CONTINUED)

On May 3, 2011, the Company entered into an asset management agreement with LM. The Company is charged an asset management fee of 1% of their consolidated gross revenues. Asset management fees incurred to LM amounted to $409,084 for the year ended June 30, 2014, $398,898 for the year ended June 30, 2013, and $385,123 for the year ended June 30, 2012, of which $272,763, $63,826, and $32,064 were unpaid at June 30, 2014, 2013, and 2012, respectively, and is included in due to related party in the accompanying balance sheet. Asset management fees are included in management fees in the accompanying statement of operations.

Effective August 1, 2011, LM leased office space from the Company. The term of the agreement is for five years expiring July 31, 2016. The total amount of rental income earned for the years ended June 30, 2014, 2013, and 2012 amounted to $203,916 for all three years.

Balances with related companies are as follows:

	2014	2013
Due from related party:
Lipstick Management LLC	$120,274	$120,274

The above amount represents expenses paid by the Company on behalf of LM, which will be reimbursed by LM.

	2014	2013
Due to related party:
IRSA International, LLC	$(39,979)	$(39,979)
Lipstick Management LLC	(272,763)	(63,826)
IRSA Inversiones y Representaciones
Sociedad Anonima	(240,874)	(241,507)
	$(553,616)	$(345,312)

The above amounts for IRSA International, LLC and IRSA Inversiones y Representaciones Sociedad Anonima represent expenses paid by these related companies on behalf of the Company, which will be reimbursed by the Company.

NOTE 9:    PROPERTY MANAGEMENT

On December 30, 2010, a property management agreement was entered into with a third party. The term of the property management agreement will continue on a month-to-month basis. The Company is charged a monthly property management fee of approximately $22,917. The total property management fee for the years ended June 30, 2014, 2013, and 2012, included in management fees in the accompanying statement of operations, amounted to $275,000 of which $0 is unpaid as of June 30, 2014 and 2013, and $22,917 was unpaid as of June 30, 2012.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 10:    LITIGATION

The Company is party to certain legal proceedings arising out of the normal conduct of business. While the ultimate results of those proceedings against the Company cannot be predicted with certainty, management believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

NOTE 11:    NEW YORK STATE TAX AUDIT

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