Form 20-F
CRESUD INC
filed 2015-11-17
CIK 1034957

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2015

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
Moreno 877, 24 Floor,
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

Cresud S.A.C.I.F. y A.

(THE “COMPANY”)

The number of outstanding shares of the issuer’s common stock as of June 30, 2015 was 501,642,804.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

FINANCIAL STATEMENTS

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2015 and 2014 and for the fiscal years ended June 30, 2015, 2014 and 2013 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. Buenos Aires Argentina, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm (“Price Waterhouse & Co.”), whose report is included herein.

Pursuant to Resolution No.562/09 issued by the Comisión Nacional de Valores (“CNV”), as subsequently amended by Resolution No. 576/10, text amended and restated by Resolution No. 622/13 (the “Rules of the CNV”), all listed companies in Argentina with certain exceptions (i.e. financial institutions and insurance entities) are required to present their Audited Consolidated Financial Statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Therefore, we have prepared our Audited Consolidated Financial Statements under IFRS for the first time for our fiscal year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011. All IFRS standards issued by the IASB effective at the time of preparing the Audited Consolidated Financial Statements have been applied.

MARKET DATA

Market data used throughout this annual report was derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Certain market data which appear herein (including percentage amounts) may not sum due to rounding.

In this annual report where we refer to “Peso”, “Pesos”, or “Ps.” we mean Argentine Pesos, the lawful currency in Argentina; when we refer to “U.S. Dollars”, or “US$” we mean United States Dollars, the lawful currency of the United States of America; when we refer to “Real”, “Reals”, “Rs.” or “R$” we mean Brazilian Real, the lawful currency in the Federative Republic of Brazil; when we refer to “NIS”, we mean New Israeli Shekels, the lawful currency of Israel; and when we refer to “Central Bank” we mean the Argentine Central Bank.

Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. Dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2015, which was Ps. 9.088 = US$ 1.00. We make no representation that the Peso or U.S. Dollar amounts actually represent or could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

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

The selected consolidated statements of income and comprehensive income data for the years ended June 30, 2015, 2014, 2013 and 2012 and the selected consolidated statements of financial position data as of June 30, 2015 and 2014 have been derived from our Audited Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accountants’ firm.

The selected consolidated statements of income and comprehensive income data for the year ended June 30, 2012 and the selected consolidated statements of financial position data as of June 30, 2013, 2012 and July 1, 2011 have been derived from our Audited Consolidated Financial Statements as of June, 30, 2013 which have been audited by Price Waterhouse & Co S.R.L. and are not included herein.

 IFRS

 For the fiscal year ended June 30,

 2015(1)

 2015

 2014

 2013

 2012

 (in thousands of US$)

 (in thousands of Ps.)

 Consolidated Statements of Income

 Revenues

621,898

5,651,805

4,604,011

3,528,551

2,859,849

 Costs

(524,837
)

(4,769,715
)

(3,914,592
)

(3,120,495
)

(2,464,219
)

 Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest

145,703

1,324,152

1,152,653

886,744

700,946

 Changes in net realizable value of agricultural produce after harvest

(3,793
)

(34,471
)

(17,447
)

11,756

2,720

 Gross Profit

238,971

2,171,771

1,824,625

1,306,556

1,099,296

 Gain from disposal of investment properties

126,566

1,150,230

230,918

177,999

116,689

 Gain from disposal of farmlands

60,570

550,462

91,356

149,584

45,490

 General and administrative expenses

(67,982
)

(617,820
)

(533,939
)

(346,383
)

(320,677
)

 Selling expenses

(52,174
)

(474,158
)

(352,726
)

(279,463
)

(200,461
)

 Other operating results, net

1,343

12,209

(75,008
)

98,068

(93,381
)

 Profit from operations

307,294

2,792,694

1,185,226

1,106,361

646,956

 Share of (loss)/profit of associates and joint ventures

(112,783
)

(1,024,972
)

(408,651
)

(9,818
)

2,796

 Profit from operations before financing and taxation

194,511

1,767,722

776,575

1,096,543

649,752

 Finance income

26,530

241,109

288,188

200,857

139,491

 Finance cost

(185,335
)

(1,684,328
)

(2,852,000
)

(1,124,746
)

(757,497
)

 Other Financial results

17,062

155,058

(10,586
)

15,128

48,691

 Financial results, net

(141,743
)

(1,288,161
)

(2,574,398
)

(908,761
)

(569,315
)

 Profit/(Loss) before income tax

52,768

479,561

(1,797,823
)

187,782

80,437

 Income tax (expense)/benefit

(33,379
)

(303,350
)

389,415

(33,519
)

(21,956
)

 Profit/(Loss) for the year

19,329

176,211

(1,408,408
)

154,263

58,481

 Attributable to:

 Equity holders of the parent

(27,468
)

(249,619
)

(1,067,880
)

(26,907
)

(21,329
)

 Non-controlling interest

46,856

425,830

(340,528
)

181,170

79,810

 IFRS

 For the fiscal year ended June 30,

 2015(1)

 2015

 2014

 2013

 2012

 (in thousands of US$)

 (in thousands of Ps.)

 Consolidated Statements of Comprehensive Income

 Profit/(Loss) for the year

19,389

176,211

(1,408,408
)

154,263

58,481

 Other comprehensive income:

 Items that may be reclassified subsequently to profit or loss:

 Currency translation adjustment

(57,382
)

(521,489
)

1,284,550

180,908

(231,288
)

 Currency translation adjustment from associates and joint ventures

8,980

81,606

(17,409
)

1,715

(3,530
)

 Other comprehensive (loss)/income for the year

(48,402
)

(439,883
)

1,267,141

182,623

(234,818
)

 Total comprehensive income/(loss) for the year

29,013

(263,672
)

(141,267
)

336,886

(176,337
)

 Attributable to:

 Equity holders of the parent

(48,430
)

(440,130
)

(436,557
)

65,647

(103,268
)

 Non-controlling interest

19,416

176,458

295,290

271,239

(73,069
)

 IFRS

 As of fiscal year ended June 30,

2015(1)

2015

2014

2013

2012

 (in thousands of US$)

 (in thousands of Ps.)

 CASH FLOW DATA

 Net cash generated from operating activities

54,414

494,514

883,163

648,519

668,411

 Net cash generated from/(used in) investing activities

96,161

873,910

(885,945
)

(93,012
)

(353,920
)

 Net cash used in financing activities

(195,669
)

(1,778,241
)

(446,249
)

(17,160
)

(478,941
)

 IFRS

 For the fiscal year ended June 30,

 July 1,

 2015(1)

 2015

 2014

 2013

 2012

 2011

 (in thousands of US$)

 (in thousands of Ps.)

 Consolidated Statements of Financial Position

 ASSETS

 Non-Current Assets

 Investment properties

382,368

3,474,959

3,454,616

4,171,401

3,454,677

3,544,383

 Property, plant and equipment

217,561

1,977,195

2,381,956

1,841,454

1,872,920

1,976,970

 Trading properties

14,267

129,654

132,555

97,828

86,511

74,058

 Intangible assets

19,340

175,763

175,007

218,537

168,302

173,682

 Biological assets

50,493

458,879

444,853

303,128

278,208

325,864

 Investments in associates and joint ventures

305,093

2,772,685

2,375,339

1,486,862

1,500,560

1,438,855

 Deferred income tax assets

71,763

652,186

852,642

179,228

80,674

23,914

 Income tax credit

17,656

160,457

177,547

198,871

156,892

123,854

 Restricted assets

473

4,301

50,897

54,631

-

-

 Trade and other receivables

46,960

426,777

475,349

291,430

297,169

236,787

 Investment in financial assets

68,535

622,845

275,012

253,742

626,683

426,152

 Derivative financial instruments

22,844

207,602

233

25,377

18,434

60,442

 Total Non-Current Assets

1,217,353

11,063,303

10,796,006

9,122,489

8,541,030

8,404,961

 Current Assets

 Trading properties

363

3,300

4,596

11,689

10,529

28,443

 Biological assets

13,204

119,998

195,830

97,564

85,251

107,239

 Inventories

56,267

511,350

439,771

252,376

253,447

371,268

 Restricted assets

66,794

607,021

-

1,022

-

-

 Income tax credit

3,383

30,749

19,694

4,779

28,762

76,116

 Assets held for sale

-

-

1,357,866

-

-

-

 Trade and other receivables

195,023

1,772,373

1,438,408

1,480,314

859,302

679,426

 Investment in financial assets

55,469

504,102

495,633

385,585

72,069

62,465

 Derivative financial instruments

3,252

29,554

32,897

7,321

2,578

18,966

 Cash and cash equivalents

69,729

633,693

1,002,987

1,047,586

471,922

694,552

 Total Current Assets

463,484

4,212,140

4,987,682

3,288,236

1,783,860

2,038,475

 TOTAL ASSETS

1,680,837

15,275,443

15,783,688

12,410,725

10,324,890

10,443,436

 IFRS

  As of fiscal year ended June 30,

 July 1,

 2015(1)

 2015

 2014

 2013

 2012

 2011

 (in thousands of US$)

 (in thousands of Ps.)

 SHAREHOLDERS’ EQUITY

 Capital and Reserves Attributable to Equity Holders of the Parent

 Share capital

54,443

494,777

490,997

496,562

496,562

496,562

 Treasury stock

756

6,866

10,566

5,001

5,001

5,001

 Inflation adjustment of share capital

7,101

64,530

64,047

64,773

164,561

164,561

 Inflation adjustment of treasury stock

98

895

1,378

652

1,657

1,657

 Share premium

72,564

659,464

773,079

773,079

773,079

773,079

 Additional paid-in capital from treasury stock

1,395

12,678

-

-

-

-

 Cost of treasury stock

(3,543
)

(32,198
)

(54,876
)

-

-

-

 Share warrants

-

-

106,264

106,264

106,263

106,263

 Cumulative translation adjustment

48,756

443,096

633,607

2,284

(6,889
)

-

 Equity-settled compensation

9,022

81,988

70,028

8,345

(81,939
)

-

 Changes in non-controlling interest

5,921

53,806

(15,429
)

(21,996
)

1,833

1,012

 Legal reserve

-

-

81,616

46,835

42,922

32,293

 Reserve for new developments

-

-

17,065

337,065

389,202

320,064

 Special reserve

-

-

633,940

695,628

-

-

 Reserve for the acquisition of securities issued by the company

3,543

32,198

200,000

-

-

-

 (Accumulated deficit) / Retained Earnings

(27,076
)

(246,069
)

(1,066,428
)

(26,522
)

666,611

829,207

 Equity Attributable to equity holders of the parent

172,980

1,572,031

1,945,854

2,487,970

2,558,863

2,729,699

 Non-controlling interest

256,374

2,329,927

2,488,932

2,231,096

2,132,648

2,480,379

 TOTAL SHAREHOLDERS’ EQUITY

429,354

3,901,958

4,434,786

4,719,066

4,691,511

5,210,078

 LIABILITIES

 Non-current liabilities

 Trade and other payables

29,055

264,054

216,760

228,267

168,860

155,726

 Borrowings

641,832

5,832,973

5,315,335

4,189,896

2,770,087

2,056,244

 Deferred income tax liabilities

16,581

150,691

470,045

530,263

630,011

769,941

 Derivative financial instruments

29,704

269,949

320,847

2,773

22,859

-

 Payroll and social security liabilities

609

5,539

5,041

3,984

783

635

 Provisions

42,578

386,948

220,489

71,626

22,553

14,939

 Total non-current liabilities

760,359

6,910,154

6,548,517

5,026,809

3,615,153

2,997,485

 Current Liabilities

 Trade and other payables

143,798

1,306,835

1,004,180

899,542

586,691

580,675

 Income tax liabilities

15,665

142,361

73,429

92,182

118,041

80,242

 Payroll and social security liabilities

25,352

230,400

202,546

120,835

103,919

81,085

 Borrowings

271,350

2,466,030

2,639,491

1,527,390

1,187,082

1,479,803

 Derivative financial instruments

28,910

262,734

53,419

8,691

18,558

8,353

 Provisions

6,049

54,971

20,708

16,210

3,935

5,715

 Liabilities held for sale

-

-

806,612

-

-

-

 Total current liabilities

491,124

4,463,331

4,800,385

2,664,850

2,018,226

2,235,873

 TOTAL LIABILITIES

1,251,483

11,373,485

11,348,902

7,691,659

5,633,379

5,233,358

 TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES

1,680,837

15,275,443

15,783,688

12,410,725

10,324,890

10,443,436

 IFRS

 As of fiscal year ended June 30

 2015(1)

 2015

 2014

 2013

 2012

 Other Financial Data

 (in US$, except for percentages, ratios and number of shares)

 (in Ps, except for percentages, ratios, number of shares, per share and per ADS data)

 Basic net income per share (2)

(0.06
)

(0.51
)

(2.15
)

(0.05
)

(0.04
)

 Diluted net income per share (3)

(0.06
)

(0.51
)

(2.15
)

(0.05
)

(0.04
)

 Basic net income per ADS (2)(4)

(0.56
)

(5.07
)

(21.50
)

(0.54
)

(0.43
)

 Diluted net income per ADS (3)(4)

(0.56

 )

(4.50
)

(21.50
)

(0.54
)

(0.43
)

 Capital stock

55,199

501,643

501,563

501,563

501,563

 Number of common shares

501,642,804

501,642,804

501,562,730

501,562,730

501,562,534

 Weighted – average number of common shares outstanding

492,020,463

492,020,463

496,132,488

496,561,931

496,561,780

 Diluted weighted – average number of common shares (5)

554,375,631

554,375,631

558,487,656

558,917,099

558,916,948

 Dividends paid (6)

-

-

-

120,000

120,000

 Dividends per share

-

-

-

0.24

0.24

 Dividends per ADS (4)

-

-

-

2.42

2.42

 Depreciation and amortization

28,369

257,822

296,919

279,738

233,137

 Gross margin (7)

0.31

0.31

0.32

0.30

0.31

 Operating margin (8)

0.40

0.40

0.21

0.25

0.18

 Net margin (9)

0.03

0.03

(0.24
)

0.03

0.02

 Ratio of current assets to current liabilities (10)

0.94

0.94

1.04

1.23

0.88

 Ratio of shareholders’ equity to total liabilities (11)

0.34

0.34

0.39

0.61

0.83

 Ratio of non current assets to total assets (12)

0.72

0.72

0.68

0.74

0.83

 Ratio of “Return on Equity” – ROE (13)

0.04

0.04

(0.31
)

0.03

0.01

 (1)

Solely for the convenience of the reader, we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2015 which was Ps.9.088 = US$1.00. We make no representation that the Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

 (2)

 Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period.

 (3)

Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes and exercise of outstanding options. Due to the loss for the years 2014, 2013 and 2012, there is no diluted effect on this result.

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

Exchange Rates

In addition to the above measures, on February 8, 2002, the Argentine Central Bank (the “Central Bank”) issued strong restrictions which required the prior authorization of the Central Bank with respect to transfers of funds abroad for the purpose of servicing principal and/or interest payments on foreign indebtedness.

Since October 2011, the Argentine government has expanded the restrictions on access to the foreign exchange market and transfers of foreign currency abroad. Through a combination of foreign exchange and tax regulations, the Argentine authorities have significantly curtailed access to foreign exchange by individuals and private sector entities. Current foreign exchange regulations include, among others, the obligation to obtain prior approval by the Central Bank of certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina (pursuant to section 3.4 of Central Bank Communication “A” 5264, issued January 3, 2012, as amended and supplemented), the ability of individuals to purchase foreign currency, subject to the limits set forth by the Argentine tax authority, restrictions for legal entities to purchase foreign currency to create or increase portfolio investments outside of Argentina, and limits to the net position in foreign exchange holdings of financial institutions (pursuant to Central Bank Communication “A” 5611, issued on August 4, 2014).

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of U.S. Dollars.

 Maximum(1)(2)

 Minimum(1)(3)

 Average(1)(4)

 At closing(1)

 Fiscal year ended June 30, 2011

4.0900

3.9110

3.9810

4.0900

 Fiscal year ended June 30, 2012

4.5070

4.0900

4.2808

4.5070

 Fiscal year ended June 30, 2013

5.3680

4.5050

4.8914

5.3680

 Fiscal year ended June 30, 2014

8.0830

5.3700

6.7657

8.0830

 Fiscal year ended June 30, 2015

9.0380

8.0850

8.5599

9.0380

 July 2015

9.1400

9.0430

9.0934

9.1400

 August 2015

9.2460

9.1450

9.1939

9.2460

 September 2015

9.3720

9.2540

9.3167

9.3720

 October 2015

9.4960

9.3800

9.4407

9.4960

November 2015 (through Novemeber 12, 2015)

9.5650

9.5050

9.5337

9.5650

 Source: Central Bank

 (1)

 Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina “foreign currency exchange rate”.

 (2)

 The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.

 (3)

 The minimum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.

 (4)

 Average exchange rates at the end of the month.

 Increases in Argentine inflation or devaluation and depreciation of the Peso could have a material adverse effect on our results.

B. CAPITALIZATION AND INDEBTEDNESS

This section is not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This section is not applicable.

D. RISK FACTORS

You should carefully consider the risks described below, in addition to the other information contained in this annual report, before making an investment decision. We also may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may adversely affect our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares and American Depositary Shares (“ADSs”) involves a high degree of risk, including the possibility of loss of your entire investment.

Risks Relating to Argentina.

We depend on macroeconomic and political conditions in Argentina.

We are exposed to economic conditions in Argentina, considering that as of the date of this annual report, substantially all of our assets were located in Argentina and all of our activities are conducted in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation.

During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected the utility companies and many other sectors of the economy, and suffering a significant devaluation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Although the economy has largely recovered from the crisis, during 2014, the Argentine economy has shown signs of slowdown due to the increase in the applicable exchange rates and decreases in commodity prices. The Argentine economy is suffering high inflation and has an increasing need of capital investment, with many sectors, particularly the energy sector, operating near full capacity.

An economic slowdown suggests uncertainty as to whether the economic growth experienced in the past decade may be sustainable. This is mainly because economic growth was initially dependent on a significant devaluation of the Argentine Peso, excess production capacity resulting from a long period of deep recession and high commodity prices. Furthermore, the economy has suffered a sustained erosion of direct investment and capital investment. After the 2001 economic crisis, Argentina recovered with significant increases in gross domestic product (“GDP”) at an average of 8.5% on annual basis between 2003 and 2008. As a result of the 2008 global financial crisis, Argentina GDP’s growth rate decreased to 0.9% in 2009, though growth rebounded to 9.2% in 2010 and 8.9% in 2011. During 2012, the Argentine economy experienced a slowdown, with GDP increasing at a rate of 1.9%. In March 2014, the Argentine government announced a new method of calculating GDP as requested by the International Monetary Fund (“IMF”) (using 2004 as the base year instead of 1993, which was the base reference year used in the prior method of GDP calculation). Following changes in the methodology used in calculating GDP, the National Institute of Statistics (“Instituto Nacional de Estadísticas y Censos” or “INDEC”) reported that Argentina’s GDP’s growth rate for 2013 was 3% and 0.5% for 2014. This decrease was principally due to the deceleration of the global economy and macroeconomic conditions in Argentina during 2014. As of July 31, 2015, the Monthly Economic Activity Estimator (Estimador Mensual de Actividad Económica, or the “EMAE”) increased 2.7%, relative to the same period in the prior year, according to data published by the INDEC. Argentina’s relative stability since 2002 has been affected by increased social and political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

According to the INDEC, the consumer price index increased 23.9%, 10.9% and 10.8% in 2014, 2013 and 2012, respectively, and for the six months ended June 30, 2015, increased 15.0% relative to the same period in the prior year. Uncertainty surrounding future inflation rates has slowed any potential recovery in the long-term credit market. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to foster conditions that would permit stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In particular, the margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors. While certain of our tenant leases include provisions that allow us to agree with our tenants to periodical increases of the lease prices, there can be no assurance that these provisions will adequately protected us against rapid inflation.

High inflation would also adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, 5% of the Argentine debt is adjusted by the Reference Stabilization Coefficient (“Coeficiente de Estabilización de Referencia” or “CER” as per its acronym in Spanish), a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country’s financial obligations.

The government has taken certain measures in order to control inflation, such as implementing a fair price program, by virtue of which supermarkets have to offer certain products at a government determined price, and sectorial agreements in order to implement salary increases. Additionally, the Argentine government has recently enacted Law No.26,991 (the “Supply Law”), which amends Law No.20,680, and enables the federal government to intervene in certain markets when it considers that any party to such market is trying to impose prices, or supply restrictions over such market. The Supply Law provides among others pecuniary sanctions, suspension, seizure of operations, and confiscation of goods.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which was calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. At the time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, the International Monetary Fund (“IMF”) requested to clarify its inflation rates several times.

On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC in order to create such an index. Notwithstanding such efforts, reports published by the IMF stated that its staff also used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those issued by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of used data by the INDEC. In a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 has not been sufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In order to address the quality of official data, a new consumer price index denominated Urban National Consumer’s Price Index (“Indice de Precios al Consumidor Nacional urbano” or the “IPCNu”), was enacted on February 13, 2014. For the year ended December 31, 2014 the IPCNu was 23.9%. The IPCNu represents the first national indicator to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires, the IPCNu is calculated by measuring prices of goods across the entire urban population of the 23 provinces of Argentina and the City of Buenos Aires.  The IMF declared that it was going to review later in 2014 Argentina’s reports on progress in revising its inflation and gross domestic product statistics. However, as of the date of this annual report, it is still being reviewed by the IMF. In addition, in February 2014, the INDEC released a new GDP index for 2013, equal to 3.0%, which differs from the GDP index originally released by the INDEC for the same period which was 5.5%. In December 15, 2014, the IMF recognized the progress of Argentine authorities to remedy the inaccurate provision of data, but has delayed the definitive evaluation of the new index. If the IMF finds that the methodology of INDEC for calculating a new national consumer price index or GDP is inaccurate, or concludes that its methodology should be adjusted, that could result in financial and economic hazards for Argentina, including lack of financing from such organization. If these measures are adopted, the Argentine economy could suffer adverse effects, either by limiting access to international financial markets or increasing the financing cost associated therewith, which in turn would adversely affect our financial condition and results of operations.

Notwithstanding these measures to address appropriate inflation statistics, there are private reports implying significantly higher inflation rates than the official reports of the INDEC. Despite the changes adopted by the INDEC to the measurement procedure with the IPCNu, there are still some differences between the figures resulting from this indicator and those recorded by private consultants, the Argentine Congress and the provincial statistic agencies. If it is determined that it is necessary to unfavorably adjust the consumer price index and other INDEC indices, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on us.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and public policies and foster economic growth.

Argentina’s 2001 default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina’s ability to access international capital markets. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the defaulted bonds that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina has restructured approximately 92.4% of its defaulted debt that was eligible for restructuring. Holdout creditors that declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan. Additionally, on May 29, 2014, the Argentine government and representatives of the Paris Club creditors reached an agreement to clear Argentina’s debt due to the Paris Club creditors, in arrears, in the total amount of US$9.7 billion as of April 30, 2014.

In related cases brought before the U.S. District Court for the Southern District of New York (the “District Court”), the plaintiffs argued that allowing Argentina to make payments under the new bonds issued pursuant to the debt swaps while it remained in default on its pre-2002 bonds violates the pari passu clause in the original bonds and entitles the plaintiffs to injunctive relief barring Argentina from making payments on the new bonds without making comparable payments on the original bonds. In late October 2012, the U.S. Court of Appeals for the Second Circuit in New York affirmed the District Court’s ruling that the pari passu clause in the pre-2002 bonds prevents Argentina from making payments unless it makes ratable payments to the holdout creditors at the same time. On November 21, 2012, the District Court specified that ratable payments to the holdout creditors would be the full amount owed on the bonds (including interest) and ordered Argentina to pay approximately US$1.3 billion plus interest owed to the holdout creditors’ party to such proceedings.

On appeal, the U.S. Court of Appeals for the Second Circuit ordered Argentina to submit a payment plan proposal for the holdout creditors, which Argentina did on March 29, 2013. On August 23, 2013, the U.S. Court of Appeals for the Second Circuit rejected Argentina’s payment proposal and affirmed the District Court’s November 21, 2012 injunctions (the “Injunction”). However, in the same ruling, the U.S. Court of Appeals for the Second Circuit stayed the enforcement of the injunctions pending the resolution by the U.S. Supreme Court of any timely petition for a writ of certiorari. In this regard, Argentina filed a petition for a writ of certiorari on June 24, 2013, which was denied as premature. Later, on February 18, 2014, Argentina and certain holders of the new bonds timely filed petitions for a writ of certiorari. On June 16, 2014, the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari in connection therewith and, subsequently, on June 18, 2014, the U.S. Court of Appeals for the Second Circuit lifted its stay on the District Court’s Injunction. Separately, on June 16, 2014, the U.S. Supreme Court affirmed a District Court ruling to compel discovery from certain financial institutions concerning, among other things, Argentina’s assets.

On June 23, 2014, the District Court appointed a special master to mediate settlement negotiations between Argentina and the litigating bondholders. On June 26, 2014, the District Court denied Argentina’s request for a further stay of the Injunction. In addition, on or about June 27, 2014, Argentina transferred to The Bank of New York Mellon, in its capacity as trustee, amounts due June 30, 2014 in respect of certain of its restructured bonds. The District Court, however, prohibited such payment and ordered Argentina and the holders of its non-restructured bonds to agree on a payment schedule. Following negotiations between Argentina and the litigating bondholders, Argentina and such bondholders failed to reach an agreement in respect of its defaulted debt. By July 30, 2014, the end of the grace period provided under Argentina’s relevant restructured bonds for the payment of debt service thereunder, Argentina and the holdout creditors had not arrived on an agreement and The Bank of New York Mellon complied with the order of the District Court to not deliver the funds previously deposited by Argentina for payment to the holders of the restructured bonds under foreign law. While Argentina asserted that it complied with its obligation to the holders of the restructured bonds by making such deposit, and that the indenture trustee had the obligation to deliver such payment, on such date Standard & Poor’s Rating Services downgraded Argentina’s foreign currency credit rating to “selective default”, or “SD”, while on July 31, 2014, Fitch Ratings Inc. downgraded Argentina’s foreign currency issuer default rating to “restricted default”, or “RD”.

On September 11, 2014, the Argentine Congress enacted Law No.26,984, with the purpose of implementing legal mechanisms to allow restructured bondholders to collect payments under such bonds. Law No.26,984 established a new account in the name of Nación Fideicomisos S.A. with the Central Bank in order to make payments to restructured bondholders. Furthermore, Law No.26,984 set forth that the executive branch could implement an exchange of restructured bonds for Argentine law-governed bonds and for French law-governed bonds. As of the date of this annual report, no such mechanism has been implemented by the Argentine government. Separately, during August 2014 the Central Bank revoked The Bank of New York Mellon’s authorization to operate in Argentina. In connection with these and other actions taken by the Argentine government, the District Court held Argentina in contempt on September 29, 2014.

The District Court authorized limited exceptions to the Injunction allowing certain custodians of Argentine law-governed bonds to process payments in August 2014, September 2014 and December 2014. Payments on the remaining restructured bonds have not been processed as a consequence of the Injunction and various restructured bondholders have been seeking the release of such payments in court. As of the date of this annual report, the District Court has not authorized any other such releases or payments.

On January 2, 2015, Argentina deposited, for the benefit of the restructured bondholders, approximately US$1,000 million corresponding to the payment dated December 31, 2014. In addition, the Argentine government deposited US$539 million in Nación Fideicomisos S.A. to service interest of certain restructured bonds under foreign legislation and another amount reserved for payment to the holdouts, frozen as of the date of this annual report, as ordered by the District Court, in the accounts of Bank of New York in the Central Bank. At the date of this annual report, the consequences of the passage of the new sovereign payments law or the development and the effects of the NML Capital case could have on our business and operations are not clear.

The Argentine government successfully appealed such decision and on August 10, 2015, the U.S. Court of Appeals for the Second Circuit stated that the District Court had improperly expanded a class of bondholders who were seeking repayment following the 2002 default, stating thatthe District Court must return to a narrower definition of class, limited to those who have continuously held the eight series of bonds in question and to hold a hearing to determine the proper amount of damages.

In addition, the District Court stated in another ruling that it considers all Argentine government assets in the United States, except for diplomatic and military, as commercial assets which NML Capital could try to seize. The decision have allowed the found to request for the attachment of these assets, which have fallen specially on the Central Bank, Banco de la Nación Argentina, bank accounts of certain embassies, the Aquarius SAC-D satellite and the Frigate Libertad, among other assets. Meanwhile, Argentina’s lawyers and officials believe and argue that there are only diplomatic assets protected by sovereign immunity. In this context, the District Court ordered Argentina to provide information about assets in the United States within ten days and said that if the country holds assets which have no diplomatic or military purposes; they can be attached being considered “commercial use”.

On August 31, 2015 the Argentine government won an appeals court ruling. Such ruling denied a motion to dismiss for lack of subject matter jurisdiction filed by the Central Bank, stating that the District Court erred in: (1) imputing the Argentine government’s waiver of sovereign immunity to the Central Bank based on an alter‐ego theory; and (2) applying the commercial‐activity exception to Central Bank’s use of its account with the Federal Reserve Bank of New York. Accordingly, the U.S. Court of Appeals for the Second Circuit reversed the District Court’s order of September 26, 2013, and remands the cause with instructions to dismiss the complaint on sovereign immunity grounds.

Also, on September 16, 2015, the Argentine government won an additional appeals court ruling, which noted that defining a precise class to which Argentina owes damages for refusing to pay bondholders and calculating those damages have been "exasperating tasks," stating that “Judge Thomas P. Griesa was making it too easy for some plaintiffs by creating a class including bondholders who were not the original purchasers of the bonds”, while objective criteria may be necessary to define an ascertainable class, it cannot be the case that any objective criterion will do."

The continuation and outcome of this litigation may continue to prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets. Litigation initiated by holdout creditors or other parties may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, Argentina’s assets, which could have a material adverse effect on the country’s economy and affect our ability to access international financing. In addition, litigation initiated by holdouts could eventually bring Argentina to be considered in default of its obligations and cause acceleration of the existing exchange debt due to cross default clauses which could have a material adverse effect on the on the country’s economy, and consequently, our business, financial condition and results of operations.

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of Argentina’s defaulted bonds, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources.

Foreign shareholders of several Argentine companies, including public utilities, and bondholders that did not participate in the exchange offers described above, have filed claims in excess of US$20 billion in the aggregate with the International Centre for Settlement of Investment Disputes (the “ICSID”) alleging that the emergency measures adopted by the government differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. During 2013, Argentina agreed to settle five separate investment treaty arbitration claims at a cost of around US$500 million. As of December 31, 2014, there were ICSID judgments outstanding against Argentina for approximately US$64 million, plus interest and expenses. On April 9, 2015, the ICSID held that Argentina must pay US$405 million in damages for prejudices suffered in relation to the termination of the Aguas Argentinas S.A. water and waste water management concession contract in the Buenos Aires metropolitan area. Litigation, as well as ICSID and UNCITRAL claims against the Argentine government, have resulted in material judgments and may result in new material judgments against the government, and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the Argentine government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, our business, financial condition and results of operations.

The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy.

On March 22, 2012, the Argentine Congress passed Law No.26,739, which amended the charter of the Central Bank and Law No.23,298 (the “Convertibility Law”). See “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth” above. This new law amends the objectives of the Central Bank (established in its charter) and removes certain provisions previously in force. Pursuant to the amendment, the Central Bank focuses on promoting monetary and financial stability as well as development with social equity.

A key component of the amendment of the Central Bank charter relates to the use of international reserves. Pursuant to this amendment, the Central Bank reserves may be made available to the government for the repayment of debt or to finance public expenses. During 2013, the currency reserves in U.S. Dollars held by the Argentine government in the Central Bank decreased significantly, from US$43.3 billion in 2012 to US$30.6 billion in 2013, while during 2014 the reserves increased slightly to US$31.4 billion as of December 31, 2014. The Central Bank’s stock of foreign currency reserves was US$33.9 billion as of June 30, 2015 and after the payment of the sovereign bond, BODEN 15, on October 3, 2015, the stock of foreign currency reserves was US$ 27.7 billion. This use of the Central Bank reserves for expanded purposes by the Argentine government may result in Argentina being more vulnerable to inflation or external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

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

Since the strengthening of exchange controls began in late 2011, and upon the introduction of measures that have limited access to foreign currency by private companies and individuals, (such as requiring an authorization of tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets compared to the corresponding quotations in the local market, has increased significantly over the official exchange rate. These measures may prevent or limit us from offsetting the risk derived from our exposure to the U.S. Dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.

If the Peso continues to devalue, all of the negative effects on the Argentine economy related to such devaluation could reappear, with adverse consequences on our business. Moreover, it would likely result in a material adverse effect in our business as a result of the exposure to financial commitments denominated in U.S. Dollar. While certain of our office space leases are denominated in U.S. Dollars, we are only partially protected against Peso devaluation as payment is fixed in Pesos and there can be no assurance we will be able to maintain our U.S. Dollar-denominated leases.

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

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business and results of operations.

During recent years, the Argentine government has increased its direct intervention in the economy through the implementation or change of laws and regulations, such as: nationalizations, or expropriations, among others; restrictions on production, imports and exports; exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; delays or denials of governmental approvals, among others.

In November 2008, the Argentine government enacted Law No.26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”). More recently, beginning in April 2012, the Argentine government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No.26,741 and Decree No.1277/2012. In February 2014, the Argentine government and Repsol S.A. (the former principal shareholder of YPF S.A.) announced that they had reached agreement on the terms of the compensation payable to Repsol S.A. for the expropriation of the YPF S.A. shares. Such compensation totaled US$5 billion, payable by delivery of Argentine sovereign bonds with various maturities. In April 23, 2014, the agreement with Repsol S.A. was approved by the Argentine Congress and accordingly, in May 8, 2014, Repsol, S.A. received the relevant Argentine government bonds.

Additionally, on December 19, 2012, the Argentine government issued Decree N° 2552/12, which, ordered the expropriation of the “Predio Rural de Palermo.” However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that momentarily blocked the enforceability of Decree N° 2,552/2012; notwithstanding the foregoing on June 1, 2015, the injunction was released. On June 2, 2015, this decision was appealed, and as a result the aforementioned injunction is still effective and the effects of the Decree N° 2552/12 remain blocked as of the date hereof. The Argentine government filed a motion to revoke the injuction which was rejected by the Federal Civil and Commercial Chamber and as a consequence the Argentine government filed an extraordinary motion with the Supreme Court, which as of the date of this annual report has not been resolved. The Decree N° 2552/12 may indirectly affect IRSA’s investment in Entertainment Holding S.A. (“EHSA”).

Furthermore, on May 18, 2015, IRSA was notified that the Agencia de Administración de Bienes del Estado (“AABE”), revoked the concession agreement granted to its subsidiary Arcos del Gourmet S.A, through Resolution N° 170/2014. On June 2, 2015, IRSA filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law have not been complied by the AABE. Furthermore, IRSA intends to file shortly an administrative appeal in order to request the dismissal of the revocation of the agreement. As of the date of this annual report, the “Distrito Arcos” shopping center continues to operate normally.

There are other recent examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. The new regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the CNV to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days.

We cannot assure you that these or other measures that may be adopted by the Argentine government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, etc., will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our securities.

Argentine presidential, congressional and certain municipal and state government elections are to be held in October 2015. Uncertainty resulting from the election campaigns regarding the results of the elections, or as a result of uncertainty as to whether the new Argentine government will implement changes in policy or regulation, may adversely affect the Argentine economy. The President of Argentina and its Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, may affect our results of operations or financial condition. We can offer no assurances that the policies that may be implemented by the Argentine government after such elections will not adversely affect our business, results of operations or financial condition.

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine government increased the minimum salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014, to Ps.4,716 in January 2015, to Ps.5,588 in August 2015 and to Ps.6,060 from January 2016. Due to ongoing high levels of inflation, employers in both the public and private sectors continue to experience significant pressure from unions and their employees to increase salaries. During the year ended December 31, 2014, various unions have agreed with employers’ associations on salary increases between 25% and 30%. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control, such as a decrease in the demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect our current prices. We cannot assure you that property values will increase or that they will not be reduced. Most of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.

According to current Argentine practices the Argentine government may impose restrictions on the exchange of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Argentina in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect. Among the restrictions that are still in effect are those relating to the repatriation of certain funds collected in Argentina by non-Argentine residents.

On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on company’s ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements.

Although the transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders, based on approved and fully audited financial statements, does not require formal approval by the Central Bank, the recent decrease in availability of U.S. Dollars in Argentina has led the Argentine government to impose informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened thereafter through the date of this annual report. As a result of these informal restrictions, local residents and companies may be prevented from purchasing foreign currency through the foreign exchange market (“Mercado Único y Libre de Cambios” or “MULC”) for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services. For example, local banks may request, even when not expressly required by any regulation, the prior opinion of the Central Bank before executing any specific foreign exchange transaction. In addition, other exchange controls could impair or prevent the conversion of anticipated dividends, distributions or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine Pesos into U.S. Dollars and the remittance of the U.S. Dollars abroad.

In the future, the Argentine government or the Central Bank may impose formal restrictions to the payment of dividends abroad and established additional requirements. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our GDSs in U.S. Dollars.

Also, if payments cannot be made in U.S. Dollars abroad, the repatriation of any funds collected by foreign investors in Argentine Pesos in Argentina may be subject to restrictions. From October 28, 2011, in order for a non-Argentine investor to be granted access to the MULC to purchase foreign currency with Argentine Pesos received in Argentina as a result of a stock sale, capital reduction or liquidation of an Argentine company, it is a requirement that the funds originally used for such investment, disbursement or capital contribution, as applicable, were settled through the MULC. This requirement applies only to capital contributions to local companies or foreign currency purchases of the stock of an Argentine company made from October 28, 2011 that qualify as “foreign direct investments” (i.e., represent at least 10% of the Argentine company’s capital stock). In the case of equity positions below the 10% threshold, repatriation is subject to a monthly threshold of US$0.5 million. Transfers in excess of that monthly threshold are subject to prior approval by the Central Bank. The Argentine government could adopt further restrictive measures in the future. If that were the case, a foreign shareholder, such as ourselves, may be prevented from converting the Argentine Pesos it receives in Argentina into U.S. Dollars. If the exchange rate fluctuates significantly during a time when we cannot convert the foreign currency, we may lose some or all of the value of the dividend distribution or sale proceeds.

These restrictions and requirements could adversely affect our financial condition and the results of our operations.

The Rural Land Law and its application.

On December 22, 2011, the Argentine Congress passed the Rural Land Law in order to protect the ownership and sovereignty of certain rural areas of Argentina (the “Rural Land Law”). The Rural Land Law sets limits on the ownership of rural land by foreign individuals or legal entities acting in Argentina ("Foreign Persons"), setting a maximum allowable percentage ownership for foreigners of 20%. Additionally, only 30% of the aforementioned 20% may be held by Foreign Persons of the same nationality, and from the date of enactment of the Rural Land Act, a Foreign Person may not own more than 1,000 hectares of rural land in total throughout Argentine territory. The Rural Land Law states that it will not affect any rights previously acquired by Foreign Persons.

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

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. In June 2005, the government issued Decree No.616/2005, which established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. In October 2011, new exchange controls measures that restrict foreign exchange inflows and outflows of capital were implemented, including, establishing as a requirement for the repatriation of the direct investment of non-residents (purchase of shares of local companies and real estate), the inflow of foreign currency and its settlement in the MULC). This measure increases the cost of obtaining foreign funds and limits access to such financing.

Additionally, on July 12, 2012, the Central Bank issued Communication “A” 5318, which among others suspended the access to MULC for residents for external assets without a specific purpose.

Through resolution No.3210/2011 of the AFIP and the Communications “A” 5239, 5240, 5242 and 5245 and its amendments of the Central Bank, the “Consultation of Exchange Operations Programme”, was established, a system by which an assessment is made at the time of each transaction, in order to allow for acquiring U.S. Dollars for tourism purposes. The system analyzes the transaction for consistency with each currency buyer’s tax information, and validates or invalidates the transaction.

In January 2014, the Central Bank established by Communication ”A” 5526 that resident individuals in the country will be able to access the local exchange market for purchases made in line with the ”buy for the possession of foreign currency in the country” concept according to their income declared to the AFIP and other quantitative parameters established in the framework of exchange rate policy. In this sense, the AFIP established through its General Resolution No. 3583/2014 a parameter of 20% of the monthly income of the taxpayer validating the exchange transaction, with a minimum amount of monthly income of two minimum mobile wage and a monthly cap of US$2,000. The purchase amount that individuals can access under this provision can be found through the “Exchange Operations Consultation Program”, available on the corporate website of the AFIP.

Additionally, on May 21, 2015, pursuant to Communication “A” 5757, the Central Bank amended Communication “A” 5526, which regulates residents’ access to the MULC for the acquisition of foreign currency for their application to specific uses and/or purposes in local assets. The amendment permits simultaneous access to the MULC for the acquisition of foreign currency for its deposit in local financial institutions up to an amount agreed with the MULC for a term no higher than 270 calendar days, deriving from the issuance of new debt securities with public offering issued by local governments and/or residents of the non-financial private sector. Such funds can only be allocated for their deposit in local financial institutions as a fixed-term deposit, or in a special account in foreign currency, which can be withdrawn only for its settlement through the MULC. These funds are exempt from the mandatory deposit of 30% imposed by Decree No.616/2005. At least 80% of residents’ foreign currency demands of residents must be covered by the funds obtained from this mechanism for specific purposes in local assets.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained. For more information, please see "Exchange Rates and Exchange Controls”.

The Argentine economy could be adversely affected by economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. Most emerging economies have been affected by the change in the U.S. monetary policy, resulting in the sharp unwinding of speculative asset positions, depreciations and increased volatility in the value of their currencies and higher interest rates. The general appreciation of the U.S. Dollar resulting from a more restrictive U.S. monetary policy contributed to the fall of the international price of raw materials, increasing the difficulties of emerging countries which are exporters of these products. There is global uncertainty about the degree of economic recovery in the United States, with no substantial positive signals from other developed countries and an increased risk of a general deceleration in developing countries, specifically China.

Moreover, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide.  The Eurozone finance ministers, at a meeting held in August 2015, agreed a third bailout deal for Greece, which required the approval of several countries such as Germany, one of its main creditors.

Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina is also affected by the economic conditions of its major trade partner, Brazil, which started to devaluate its currency in early February 2015. The Real devalued against the U.S. Dollars by approximately 46% from January 2015 to September 2015, causing the Real to suffer the steepest depreciation in over a decade in its attempt to increase exports. In addition, during September 2015, Standard & Poor’s downgraded Brazil’s credit rating to BB-plus and during October 2015, Fitch Ratings downgraded Brazil’s credit rating to 'BBB'. Moreover, Argentina may also be affected by other countries that have influence over world economic cycles, such as the United States or China. Particularly, China has recently devaluated the Yuan, which has adversely affected companies with a substantial exposure to that country.

If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession; the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

The effect of global economic conditions on Argentina could cause a reduction in exports and foreign direct investment, and a decline in national tax revenues and the inability to access to the international capital markets, which could adversely affect our business and results of operations.

A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on our business.

High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in governmental revenues from export taxes (withholdings). However, this reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices.

If international commodity prices decline, the Argentine government’s revenues would decrease significantly affecting Argentina’s economic activity. Accordingly, a decline in international commodity prices could adversely affect Argentina’s economy, which in turn would produce a negative impact on our financial condition and results of operations.

In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues. These circumstances would have a negative impact on the levels of government revenues, availability of foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular, Argentina has been importing natural gas in order to compensate the shortages in local production. In order to pay for natural gas imports, the Argentine government has frequently used the Central Bank reserves due to absence of incoming currencies from investment. If the government is unable to pay for the natural gas imported in order to produce electricity, business and industries may be affected.

The Argentine government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production, transportation capacity and energy generation over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed which may have a significant adverse effect on our business.

As a first step of these measures, subsidies on energy tariffs were withdrawn to industries and high income consumers. Additionally, since 2011, a series of rate increases and the reduction of subsidies mainly among industries and high-income consumers were implemented. As a result, energy costs increased significantly, which could substantially and adversely affect the Argentine economy, as well as our business operations and results of our transaction.

High public expenditure could result in long- lasting adverse consequences for the Argentine economy.

During the last few years, the Argentine government has substantially increased public expenditures. In 2014, public sector expenditures increased by 43% year over year and the government reported a primary fiscal deficit of 0.9%. During recent years, the Argentine government has resorted to the Central Bank and to the Administración Nacional de la Seguridad Social (Federal Social Security Agency, or “ANSES”, per its acronym in Spanish)  to source part of its funding requirements.

Recently, the Argentine government has begun adjusting its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. Changes in these policies could materially and adversely impact consumer purchase capacity and economic activity and may lead to an increase in prices.

Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to increase at a rate higher than revenues due to subsidies to lower-income sectors, social security benefits, financial assistance to provinces with financial problems, increased spending on public works and subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies.

Risks Relating to Brazil

The Brazilian government has exercised and continues to exercise significant influence over the Brazilian economy, which combined with Brazil’s political and economic conditions may adversely affect us.

Our business is dependent to a large extent on the economic conditions in Brazil. From June 30, 2011 we consolidate our financial statements with our subsidiary Brasilagro-Companhia Brasileira de Propiedades Agricolas (“Brasilagro”).

We may be adversely affected by the following factors, as well as the Brazilian federal government's response to these factors:

 •

 economic and social instability;

 •

 increase in interest rates;

 •

 exchange controls and restrictions on remittances abroad;

 •

 restrictions and taxes on agricultural exports;

 •

 exchange rate fluctuations;

 •

 inflation;

 •

 volatility and liquidity in domestic capital and credit markets;

 •

 expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

 •

 allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the Lava Jato investigation;

 •

 government policies related to our sector;

 •

 fiscal or monetary policy and amendments to tax legislation; and

 •

 other political, social and economic developments in or affecting Brazil.

Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the imposition of a tax on foreign capital entering Brazil (IOF tax), changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports. The administration is currently facing domestic pressure to retreat from the current macroeconomic policies in an attempt to achieve higher rates of economic growth. In addition, the federal government is proposing the creation of a tax on financial transactions, including wire transfers, (the so-called “CPMF”) in order to improve the fiscal situation of the country. We cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance.

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 7.5%, 3.9%, 1.8%, 2.7%, and 0.1% in 2010, 2011, 2012, 2013 and 2014, respectively and GDP decreased 1.9% in the first six months of 2015. Inflation, unemployment and interest rates have increased more recently and the Brazilian Real has weakened significantly in comparison to the U.S. Dollar. The market expectations for the years 2015 and 2016 is that the Brazilian economy will continue to slow down and GDP will decrease. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil.

In addition to the recent economic crisis, protests, strikes and corruption scandals, including the “Lava Jato” investigation, has led to a fall in confidence and a political crisis. There is strong popular pressure and several legal and administrative proceedings for the impeachment of the Brazilian President and/or revocation of the mandates or resignation of the Brazilian President and/or the Head of the House of Representatives, which have led to uncertainties. The political crisis could worsen the economic conditions in Brazil, which may adversely affect our results of operations and financial conditions.

The economic and political crisis have resulted in the downgrading of the country’s long-term credit rating from Standard & Poor's rating agency from BBB + to BBB-, placing Brazil back to speculative investment grade level ("junk"). Moody's downgraded Brazil from "Baa2" to "Baa3" and changed the negative perspective to stable, while Fitch Ratings downgraded Brazil from BBB to BBB- and changed the perspective from stable to negative. Both Moody’s and Fitch still consider Brazil investment grade. Further downgrading of Brazil’s ratings by any of these agencies may adversely affect us and the stock price of our securities.

Inflation, coupled with the Brazilian government’s measures to fight inflation, may hinder Brazilian economic growth and increase interest rates, which could have a material adverse effect on us.

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central, or “COPOM”, as per its acronym in Portuguese), establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year on December 31, 2010. The SELIC rate has increased since then and, as of June 30, 2015, it was 13.75% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços-Mercado or “IGP-M”, as per its acronym in Portuguese), and calculated by Fundação Getúlio Vargas, or “FGV”, were 7.8% in 2012, 5.5% in 2013, and 3.67% in 2014. Cumulative inflation in the first six months of 2015, calculated by the same index, was 4.33%.

Inflation and the government measures to fight inflation have had and may continue to have significant effects on the Brazilian economy and our business. In addition, the Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and slowing economic growth. On the other hand, an easing of monetary policies of the Brazilian government may trigger increases in inflation. In the event of an increase in inflation, we may not be able to adjust our daily rates to offset the effects of inflation on our cost structure, which may materially and adversely affect us.

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2015, certain of our loans were subject to interest rate fluctuations such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo or “TJLP”, as per its acronym in Portuguese), and the interbank deposit rate (Certificados de Depósitos Interbancários or “CDI”, as per its acronym in Portuguese). In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

       The Brazilian Real is subject to depreciation and exchange rate volatility which could adversely affect Brasilagro’s and our financial condition and results of operations.

Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the exchange rate between the Real and the U.S. Dollar. As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. During 2009 and 2010 the Real appreciated 24.9% and 4.6%, respectively, against the U.S. Dollar. As a contrast, during 2012 and 2013 the Real depreciated 13.3%, 9.6% and 15.5%, respectively, against the U.S. Dollar. In February, 2014, Brazilian Government started to devaluate its currency, causing the Real to suffer the steepest depreciation in over a decade in its attempt to increase exports. Between January 2015 and September 2015 the Real depreciated 46%.There can be no assurance that the rate of exchange between the Real and the U.S. Dollar will not fluctuate significantly in the future. In the event of a devaluation of the Real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected. In addition, during September 2015, Standard & Poor’s downgraded Brazil’s credit rating to BB-plus and during October 2015, Fitch Ratings downgraded Brazil’s credit rating to ‘BBB-, which triggers funds that target investment-grade countries to sell its holdings in Brazil. As of October 2015, the Bovespa has dropped 40% in U.S. Dollars terms during the year.

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

A deterioration in general economic and market conditions or in perceptions of risk in other countries, principally in emerging countries or the United States, may have a negative impact on the Brazilian economy and us.

Economic and market conditions in other countries, including United States, Latin American and other emerging market countries, may affect the Brazilian economy and the market for securities issued by Brazilian companies. Although economic conditions in these countries may differ significantly from those in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries could dampen investor enthusiasm for securities of Brazilian issuers, including ours, which could adversely affect the market price of our common shares. In the past, the adverse development of economic conditions in emerging markets resulted in a significant flow of funds out of the country and a decrease in the quantity of foreign capital invested in Brazil. Changes in the prices of securities of public companies, lack of available credit, reductions in spending, general slowdown of the global economy, exchange rate instability and inflationary pressure may adversely affect, directly or indirectly, the Brazilian economy and securities market. The recent global economic downturn and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. The ongoing global economic downturn has reduced the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. The recent substantial losses in worldwide equity markets, including in Brazil, could lead to an extended worldwide economic recession or depression.

In addition, the Brazilian economy is affected by international economic and market conditions generally, especially economic conditions in the United States. Share prices on BM&FBOVESPA, for example, have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in the interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in the Brazilian capital markets, adversely affecting the price of our common shares.

The Brazilian government imposes certain restrictions on currency conversions and remittances abroad which could affect the timing and amount of any dividend or other payment we receive.

Brazilian law guarantees foreign shareholders of Brazilian companies the right to repatriate their invested capital and to receive all dividends in foreign currency provided that their investment is registered with the Banco Central do Brazil. We registered our investment in Brasilagro with the Brazilian Central Bank on April 28, 2006. Although dividend payments related to profits obtained subsequent to January 1, 1996 are not subject to income tax, if the sum of repatriated capital and invested capital exceeds the investment amount registered with the Brazilian Central Bank, repatriated capital is subject to a capital gains tax of 15%. There can be no assurance that the Brazilian government will not impose additional restrictions or modify existing regulations that would have an adverse effect on an investor’s ability to repatriate funds from Brazil nor can there be any assurance of the timing or duration of such restrictions, if imposed in the future.

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

One of the principal disadvantages of the agriculture industry in some of the regions where Brasilagro operates is that they are located far from major ports (in some cases, up to 1,500 kilometers). Efficient access to transportation infrastructure and ports is critical to profitability in the agricultural industry. However, as part of our business strategy, we intend to acquire and develop land in specific areas where existing transportation is poor. A substantial portion of agricultural production in certain of the regions where we operate is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to the U.S. and other foreign countries. As a result, we may be unable to provide cost-efficient production to our potential most important markets, and this could have an adverse effect on our business and results of our operations.

Risks Relating to Our Region

Our business is dependent on economic conditions in the countries where we operate or intend to operate.

We have made investments in farmland in Argentina, Brazil, Paraguay and Bolivia and we may possibly make investments in other countries in and outside Latin America. Owing that demand for livestock and agricultural products is usually correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations are, to a considerable extent, dependent upon political and economic conditions prevailing from time to time in the countries where we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Certain countries have experienced severe economic crises, which may still have future effects. As a result, governments may not have the necessary financial resources to implement reforms and foster growth. Any of these adverse economic conditions could have a material adverse effect on our business.

We face the risk of political and economic crises, instability, terrorism, civil strife, expropriation and other risks of doing business in emerging markets.

In addition to Argentina and Brazil, we conduct or intend to conduct our operations in other Latin-American countries such as, Paraguay and Bolivia, among others. Economic and political developments in the countries in which we operate, including future economic changes or crisis (such as inflation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls could adversely affect our business, financial condition and results of operations.

Although economic conditions in one country may differ significantly from another country, we cannot assure that events in one only country will not adversely affect our business or the market value of, or market for, our common shares and/or ADSs.

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

Our land may be subject to expropriation by the governments of the countries where we operate and intend to operate. An expropriation could materially impair the normal use of our lands or have a material adverse effect on our results of operations. In addition, social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra in Brazil, are active in certain countries where we operate or intend to operate. Such movements advocate land reform and mandatory property redistribution by governments. Invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including some of those in which we are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot assure you that our properties will not be subject to invasion or occupation. A land invasion or occupation could materially affect the normal use of our properties or have a material adverse effect on us or the value of our common shares and our ADSs.

We may invest in countries other than Argentina and Brazil and cannot give you any assurance as to the countries in which we will ultimately invest, and we could fail to list all risk factors for each possible country.

We have a broad and opportunistic business strategy therefore we may invest in countries other than Argentina and Brazil including countries in other emerging markets outside latin america (e.g., Africa). As a result, it is not possible at this time to identify all risk factors that may affect our future operations and the value of our common shares and ADSs.

Risks Relating to Our Business.

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

Unpredictable weather conditions may have an adverse impact on our crop yields and cattle production.

The occurrence of severe adverse weather conditions, especially droughts, hail, or floods, is unpredictable and may have a potentially devastating impact upon our crop production and, to a lesser extent, our cattle and wool production. The occurrence of severe adverse weather conditions may reduce yields on our farmlands or require us to increase our level of investment to maintain yields.

According to the United States Department of Agriculture (“USDA”) estimates, Argentina’s crops output (wheat, corn and soybean) for the 2015/2016 season are expected to drop by 8,3 million tons as compared to the previous cycle. They forecast a reduction in the planted area, and a general decrease in the expected yields in comparison with the 2014/2015 campaign, which shown all-time high yields for corn and soybean. The estimated production of soybean is supposed to reach 57 million tons, the wheat production 10.5 million tons and the corn production 24 million tons.

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

The most recent international credit crisis that started in 2008 had a significant negative impact on businesses around the world. Although we believe that available borrowing capacity under the current conditions and proceeds resulting from potential farmland sales will provide us with sufficient liquidity through the current economic environment, the impact of the crisis on our major customers cannot be predicted and may be quite severe. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a reduction in their future orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

We store a significant portion of our grain production during harvest due to the seasonal drop in prices that normally occurs at that time. Currently, we store a significant portion of our grain production in plastic silos. We do not maintain insurance on our plastic silos. Although our plastic silos are placed in several different locations, and it is unlikely that a natural disaster affects all of them simultaneously, a fire or other natural disaster which damages the stored grain, particularly if such event occurs shortly after harvesting, could have an adverse effect on our operating results and financial condition.

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

Social movements may affect the use of our agricultural properties or cause damage to them.

Social movements such as the Landless Rural Workers’ Movement (Movimento dos Trabalhadores Rurais Sem Terra) and the Pastoral Land Commission (Comissão Pastoral da Terra) are active in Brazil and advocate land reform and property redistribution by the Brazilian government. Invasion and occupation of agricultural land by large numbers of people is a common practice among the members of such movements and, in certain regions, including those where we currently invest, remedies such as police protection or eviction procedures are inadequate or non-existent. As a result, we cannot assure you that our agricultural properties will not be subject to invasion or occupation by any social movement. Any invasion or occupation may materially impair the use of our lands and adversely affect our business, financial condition, and results of operations.

If we are unable to maintain our relationships with our customers, particularly with the single customer who purchases our entire raw milk production each month, our business may be adversely affected.

Our cattle sales are diversified, notwithstanding the aforementioned, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales. During the fiscal year 2015, we sold our products to approximately 300 customers. Sales of agricultural products to our ten largest customers represented approximately 48% of our net sales for the fiscal year ended June 30, 2015. During fiscal year 2015, our biggest three customers were ETH Biotecnología, Mastellone Hnos. S.A. and Molinos Río de la Plata S.A., which represented, in the aggregate, approximately 27% of our net sales in agricultural products, while the remaining seven customers in the aggregate represented approximately 21% of our net sales in the fiscal year 2015.

In addition, we currently sell our entire raw milk production to one customer in Argentina, Mastellone Hnos. S.A. For the year ended June 30, 2015, these sales represented approximately 3% of our agricultural business revenues. We cannot assure you that this customer will continue to purchase our entire raw milk production in the future or that, if it fails to do so, we could enter into satisfactory sale arrangements with new purchasers in the future.

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

As of June 30, 2015, Mr. Eduardo S. Elsztain, is the beneficial owner of 37.4% (on a fully diluted basis) of our common shares. As a result of his significant influence over us, Mr. Elsztain, by virtue of his position in IFISA, has been able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and our payment of dividends by us.

The interests of our principal shareholder and management may differ from, and could conflict with, those of our other shareholders. Pursuant to a consulting agreement we pay a management fee equal to 10% of our annual net income to Consultores Asset Management S.A., formerly known as Dolphin Fund Management S.A. (“Consultores Asset Management”), a company whose capital stock is 85% owned by Mr. Eduardo S. Elsztain and the remaining by Saúl Zang, our vice-chairman. This performance based fee could be viewed as an incentive for Consultores Asset Management to favor riskier or more speculative investments than would otherwise be the case. In addition, as of June 30, 2015 Mr. Elsztain was the beneficial owner, due to his indirect shareholding through us of 64.3% of IRSA (without considering treasury shares), an Argentine company that currently owns approximately 95.8% of the common shares of its subsidiary IRSA Commercial Properties whose chief executive officer is Mr. Alejandro G. Elsztain, Mr. Eduardo S. Elsztain’s brother. We cannot assure you that our principal shareholders will not cause us to forego business opportunities that their affiliates may pursue or to pursue other opportunities that may not be in our interest, all of which may adversely affect our business, results of operations and financial condition and the value of our common shares and the ADSs

We could be adversely affected by our investment in IRSA if its value declines.

Our investment in IRSA is exposed to the common risks generally inherent in investments in the real estate industry, many of which are outside IRSA’s control. Any of these risks could adversely and materially affect IRSA’s businesses, financial position and/or results of operations. Any available returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenues from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and the value of a property, including the local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and in the rest of the world, competition from other companies engaged in real estate development, IRSA’s ability to find lessees, non-performance by lessees and/or lease terminations, changes in legislation and in governmental regulations (including those governing the use of the properties, urban planning and real estate taxes), variations in interest rates (including the risk of an increase in interest rates causing a reduction in the sales of lots in properties intended for residential development) and the availability of funding. In addition, and given the relative illiquidity of the real estate market, IRSA could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more of its properties. Broadly speaking, some significant expenses, such as debt services, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenues from an investment.

These factors and/or events could impair IRSA’s ability to respond to adverse changes in the returns on its investments thus causing a significant reduction in its financial position and/or the results of its operations, which could have an adverse effect on our financial position and the results of our operations.

We could be materially and adversely affected by our investment in Brasilagro.

We consolidated our financial statements with our subsidiary Brasilagro. Brasilagro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. Brasilagro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). Brasilagro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. Brasilagro’s business strategy may not be successful, and if not successful, Brasilagro may be unable to successfully modify its strategy. Brasilagro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in Brasilagro, this would likely materially and adversely affect our business. As of June 30, 2015, we owned 39.76% of the outstanding common shares of Brasilagro.

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

As of June 30, 2015, we owned land reserves extending over more than 352,928 hectares that were purchased at very attractive prices. In addition, we have a concession over 109,014 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

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

Our success depends, to a significant extent, on the continued employment of Mr. Eduardo S. Elsztain, our chairman, and Alejandro G. Elsztain, our chief executive officer, and second vice-chairman. The loss of their services for any reason could have a material adverse effect on our business. If our current principal shareholders were to lose their influence on the management of our business, our principal executive officers could resign or be removed from office.

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

In recent years we made a significant investment in the capital stock of IRSA. As of June 30, 2015, we owned approximately 64.3% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The U.S. capital markets have historically been an important source of funding for us, and our ability to obtain financing in the future may be adversely affected by a lack of access to the U.S. markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

IRSA’s shopping centers are subject to various factors that affect their development, administration and profitability, including:

 •

 decline in its lease prices or increases in levels of default by IRSA’s tenants due to recessions, increases in interest rates and other factors that IRSA cannot control;

 •

 the accessibility and the attractiveness of the area where the shopping center is located;

 •

 the intrinsic attractiveness of the shopping center;

 •

 the flow of people and the level of sales of each shopping center rental unit;

 •

 increasing competition from internet sales;

 •

 the amount of rent collected from each shopping center rental unit;

 •

changes in consumer demand and availability of consumer credit (considering the limits impose by the Central Bank to interest rates charged by financial institutions), both of which are highly sensitive to general macroeconomic conditions; and

 •

 fluctuations in occupancy levels in IRSA’s shopping centers.

An increase in IRSA’s operating costs, caused by inflation or by other factors, could have a material adverse effect on IRSA if its tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to  the economy in which customers are located. All of IRSA’s shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by a recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave IRSA’s shopping centers. Persistently poor economic conditions in Argentina will likely have a material adverse effect on the revenues from shopping center activity and thus on IRSA’s business.

IRSA’s performance is subject to risks associated with its properties and with the real estate industry.

IRSA’s economic performance and the value of its real estate assets are subject to the risk that their properties may not be able to generate sufficient revenues to meet the operating expenses, including debt service and capital expenditures, IRSA’s cash flow and ability to service its debt and to cover other expenses may be adversely affected.

Events or conditions beyond IRSA’s control that may adversely affect its operations or the value of its properties include:

 •

 downturns in the national, regional and local economic climate;

 •

 volatility and decline in discretionary spending;

 •

 competition from other shopping centers and office, and commercial buildings;

 •

 local real estate market conditions, such as oversupply or reduction in demand for retail, office, or other commercial space;

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

 •

 changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation, confiscation or revocation of concessions; and

 •

 interpretation by judges of the New Civil Code (in force from August 1, 2015).

If any one or more of the foregoing conditions were to affect IRSA’s business, it could have a material adverse effect on our financial condition and results of operations.

An adverse economic environment for real estate companies such as a credit crisis may have a significant adverse impact on our results of operations and business prospects.

The success of IRSA’s business and profitability of its operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of credit for acquisitions may tend to constrain our business growth. As part of our business goals, IRSA intends to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, where IRSA believes it can bring the necessary expertise to enhance property values.

In order to pursue acquisitions, IRSA may need access to equity capital and/or debt financing. Any disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. IRSA’s ability to make scheduled payments or to refinance its obligations with respect to indebtedness depends on its operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets remains or arises in the future, there can be no assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

The loss of significant tenants could adversely affect both the operating revenues and value of IRSA’s properties.

If certain of IRSA’s most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if it simply failed to retain its patronage, IRSA’s business could be adversely affected. IRSA’s shopping centers are typically anchored by significant tenants, such as well-known department stores who generate shopping traffic at the mall. Further, certain tenants are also very important for IRSA’s office buildings. A decision by such significant tenants to cease operations at IRSA’s shopping centers or office buildings, as applicable, could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on its financial condition and results of operations. In addition, the closing of one or more significant tenants at its shopping centers may induce other major tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. Moreover, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of one or more significant tenants, if IRSA is not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

IRSA may face risks associated with property acquisitions.

IRSA has in the past acquired, and intend to acquire in the future, properties, including large properties that would increase its size and potentially alter its capital structure. Although, IRSA believes that the acquisitions that it has completed in the past and that it expect to undertake in the future have, and will, enhance its future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

 •

 IRSA may not be able to obtain financing for acquisitions on favorable terms;

 •

 acquired properties may fail to perform as expected;

 •

 the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates; and

 •

acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures.

If IRSA acquires new properties, it may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into IRSA’s organization and to manage new properties in a way that allows it to realize cost savings and synergies, which could impair the results of operations.

IRSA’s future acquisitions may be unprofitable.

IRSA intends to acquire additional properties to the extent that they manage to acquire them on advantageous terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

 •

 IRSA’s estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

 •

properties IRSA acquires may fail to achieve, within the time frames it projects, the occupancy or rental rates it expects to achieve at the time it makes the decision to acquire, which may result in the properties’ failure to achieve the returns that IRSA projected;

 •

IRSA pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase the total acquisition costs; and

 •

IRSA investigation of a property or building prior to its acquisition, and any representations IRSA may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

If IRSA acquires a business, it will be required to merge and integrate the operations, personnel, accounting and information systems of such acquired business. In addition, acquisitions of or investments in companies may cause disruptions in IRSA’s operations and divert management’s attention away from day-to-day operations, which could impair IRSA’s relationships with its current tenants and employees.

Acquired properties may subject IRSA to unknown liabilities.

Properties that IRSA acquires may be subject to unknown liabilities and IRSA it would have no recourse, or only limited recourse, to the former owners of the properties. Thus, if a liability were asserted against it based upon ownership of an acquired property, IRSA might be required to pay significant sums to settle it, which could adversely affect its financial results and cash flow. Unknown liabilities relating to acquired properties could include:

 •

 liabilities for clean-up of undisclosed environmental contamination;

 •

 law reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and

 •

 liabilities incurred in the ordinary course of business.

IRSA’s dependence on rental income may adversely affect its ability to meet its debt obligations.

A substantial part of IRSA’s income is derived from rental income from real property. As a result, IRSA’s performance depends on its ability to collect rent from its tenants. IRSA’s income and funds for distribution would be negatively affected if a significant number of its tenants or any of its major tenants (as discussed in more detail below):

 •

 delay lease commencements;

 •

 decline to extend or renew leases upon expiration;

 •

 fail to make rental payments when due; or

 •

 close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of rental income attributable to the terminated leases. In addition, IRSA cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms or at all. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt and other financial obligations.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of IRSA’s portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit its ability to vary its portfolio in response to changes in the economy or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment. If income from a property declines while the related expenses do not decline, IRSA’s business would be adversely affected. Further, if it becomes necessary or desirable for it to dispose of one or more of the mortgaged properties, IRSA may not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect its business.

Some of the land IRSA has purchased is not zoned for development purposes, and it may be unable to obtain, or may face delays in obtaining the necessary zoning permits and other authorizations.

IRSA owns several plots of land which are not zoned for the type of projects it intends to develop. In addition, IRSA does not yet have the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. IRSA cannot assure you that it will continue to be successful in its attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed or rejected. Moreover, IRSA may be affected by building moratorium and anti-growth legislation. If it is unable to obtain all of the governmental permits and authorizations it needs to develop its present and future projects as planned, IRSA may be forced to make unwanted modifications to such projects or abandon them altogether.

IRSA’s ability to grow will be limited if IRSA cannot obtain additional financing.

IRSA must maintain liquidity to fund its working capital, service its outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, IRSA could be forced to curtail its operations or may not be able to pursue new business opportunities.

IRSA´s growth strategy is focused on the development and redevelopment of properties IRSA already owns and the acquisition and development of additional properties. As a result, IRSA is likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. IRSA cannot guarantee that additional financing, refinancing or other capital will be available in the amounts IRSA desires or on favorable terms. IRSA´s access to debt or equity capital markets depends on a number of factors, including the market’s perception of IRSA´s growth potential, IRSA´s ability to pay dividends, its financial condition, its credit rating and its current and potential future earnings. Depending on these factors, IRSA could experience delays or difficulties in implementing its growth strategy on satisfactory terms or at all.

The capital and credit markets have been experiencing extreme volatility and disruption since the last credit crisis. If IRSA’s current resources do not satisfy its liquidity requirements, it may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and its credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of IRSA or the industry generally. IRSA may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus (the “Swine Flu”), have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect our results of operations.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. We cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

Adverse incidents that occur in IRSA’s shopping centers may result in damage to IRSA’s image and a decrease in the number of IRSA’s customers.

Given that shopping centers are open to the public, with ample circulation of people, accidents, theft, robbery and other incidents may occur in IRSA´s facilities, regardless of the preventative measures it adopts. In the event such an incident or series of incidents occurs, shopping center customers and visitors may choose to visit other shopping venues that they believe are safer and less violent, which may cause a reduction in the sales volume and operating income of IRSA´s shopping centers.

Argentine Law governing leases imposes restrictions that limit IRSA´s flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

 •

 a prohibition to include automatic price adjustment clauses based on inflation increases in lease agreements; and

 •

the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

As a result of the foregoing, IRSA is exposed to the risk of increases of inflation under our leases, and the exercise of rescission rights by our tenants could materially and adversely affect its business. IRSA cannot assure you that its tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

In addition, on October 1, 2014, by means of the Law No.26,994, the Argentine Congress sanctioned a new Civil and Commercial Code (the “Civil and Commercial Code”) which although wasn’t effective as of June 30, 2015, is in force since August 1, 2015, and is currently applicable to our leases. The Civil and Commercial Code derogates Law No. 23,091 on Urban Leases, which amends certain important matters in the current law in connection with leases, such as including a minimum term of two years, and a maximum term of twenty years for residential leases and of fifty years for other purpose leases. Furthermore, the Civil and Commercial Code modifies the regime applicable to contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework currently in force, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion. Although certain judicial decisions have set forth that this regulation regarding foreign currency can be left aside by the parties to an agreement, it is still too early to determine whether or not this legal provision can be left aside in an agreement as a general rule. Moreover, and regarding the new provisions for leases, there are no judicial decisions on the scope of this amendment and, in particular, in connection with the ability of the parties to any contract to set aside the new provision and enforce such agreements before an Argentine court.

IRSA may be liable for some defects in its buildings.

According to the former Argentine Civil Code, the builder of a real estate development was liable in case of property damage – meaning the damages compromises the structure and/or the defects render the building no longer useful – for a period of 10 years since the possession of the property; on the other hand, the builder was liable for the latent defects, even when those defects did not imply significant property damage. In addition, according to the former Argentine Civil Code, such liability was extended to the technical project manager and the designer of any given project. Furthermore, in certain cases, such as when consumer law was involved, the liability could be extended to the developer. The Civil and Commercial Code, which became effective on August 1, 2015, has similar provisions to those included in the former Argentine Civil Code and expressly extends the liability for such damage to real estate developers (i.e., any person who sells real estate built by either themselves or by a third party contractor), and any other person involved in the project, in addition to the liability of the builder, the technical project manager and the designer of any given project. According to the Civil and Commercial Code, the warranty period for latent defects expires after three years of the client taking possession of the real estate, and both the builder and the seller are liable for such defects.

In IRSA’s real estate developments it usually act as developer and seller and build through third-party contractors. Absent a specific claim, IRSA cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and it has not recorded provisions associated with them in its financial statements. If IRSA were required to remedy any defects on completed works, its financial condition and results of operations could be adversely affected.

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

IRSA has usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case, they would likely have a material and adverse effect on IRSA´s financial condition and results of operation.

IRSA is subject to risks inherent to the operation of office buildings that may affect its profitability.

Office buildings are subject to various factors that affect their development, administration and profitability, including:

 •

 a decrease in demand for office space;

 •

 a deterioration in the financial condition of our tenants may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

 •

 difficulties or delays renewing leases or re-leasing space;

 •

 decreases in rents as a result of oversupply, particularly of newer buildings;

 •

 competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants; and

 •

 maintenance, repair and renovation costs incurred to maintain the competitiveness of IRSA's office buildings.

IRSA’s investment in property development and management activities may be less profitable than we anticipate.

IRSA is a company engaged in the development and management of shopping centers, office buildings and other rental properties, frequently through third-party contractors. Risks associated with IRSA’s development and management activities include the following, among others:

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

 •

impossibility to obtain or delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

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

 •

 general changes in IRSA’s tenants’ demand for rental properties; and

 •

 IRSA may incur capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.

In addition, IRSA may face contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31 and 32 under Law No. 20,744), which provide for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services, and sign indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in recent years, several courts have denied the existence of independence in those labor relationships and declared joint and several liabilities for both companies.

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

IRSA is subject to great competitive pressure.

IRSA’s real estate activities (in particular due to the acquisition of the office buildings in December 2014) are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors.

Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with it in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business and shopping center business in Argentina, further increasing this competition. To the extent that one or more of IRSA’s competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, its business could be materially and adversely affected. If IRSA is not able to respond to such pressures as promptly as its competitors, or the level of competition increases, its financial condition and results of its operations could be adversely affected.

All of IRSA’s shopping center properties are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect on its ability to lease retail space in its shopping centers or sell units in its residential complexes and on the amount of rent or the sale price that IRSA is able to charge. IRSA cannot assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. If additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on IRSA’s results of operations.

Substantially all of IRSA’s offices and other non-shopping center rental properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where the properties are located. This is a highly fragmented market, and the abundance of comparable properties in the vicinity may adversely affect the ability to rent or sell office space and other real estate and may affect the sale and lease price of their premises. In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with IRSA for business opportunities.

Some potential losses are not covered by insurance, and certain kinds of insurance coverage may become prohibitively expensive.

IRSA currently carries insurance policies that cover potential risks such as civil liability, fire, loss profit, floods, including extended coverage and losses from leases on all of its properties. Although IRSA believes the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in the national market. Should an insured loss or a loss in excess of insured limits occur, IRSA could lose all or a portion of the capital it has invested in a property, as well as the anticipated future revenue from the property. In such an event, IRSA might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. IRSA cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt its operations, delay revenue and result in large expenses to repair or rebuild the property. If any of its key employees were to die or become incapacitated, it could experience losses caused by a disruption in its operations which will not be covered by insurance, and this could have a material adverse effect on its financial condition and results of operations.

In addition, IRSA cannot assure you that it will be able to renew its insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive.

Demand for IRSA’s premium properties may not be sufficient.

IRSA has focused on development projects to cater affluent individuals and has entered into property barter agreements pursuant to which IRSA contributes its undeveloped properties to ventures with developers who will deliver to its units in premium locations. At the time the developers return these properties to it, demand for premium residential units could be significantly lower. In such case, IRSA would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on its financial condition and results of operations.

IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due.

IRSA had, and expects to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2015, IRSA’s consolidated financial debt amounted to Ps.4,973.0 million (including accrued and unpaid interest and deferred financing costs). IRSA cannot assure you that it will have sufficient cash flows and adequate financial capacity in the future.

The fact that it is leveraged may affect its ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. In addition, the recent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last.

This would require IRSA to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Its leverage could also affect its competitiveness and limit its ability to changes in market conditions, changes in the real estate industry and economic downturns.

IRSA may not be able to generate sufficient cash flows from operations to satisfy its debt service requirements (including the notes) or to obtain future financing. If IRSA cannot satisfy its debt service requirements or if IRSA default on any financial or other covenants in its debt arrangements, the lenders and/or holders of its debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. IRSA’s ability to service debt obligations or to refinance them will depend upon its future financial and operating performance, which will, in part, be subject to factors beyond its control such as macroeconomic conditions and regulatory changes in Argentina. If it cannot obtain future financing, it may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect its ability to generate cash flows and repay its obligations.

The recurrence of a credit crisis could have a negative impact on its major customers, which in turn could materially adversely affect its results of operations and liquidity.

The international credit crisis in 2009 had a significant negative impact on businesses around the world. The impact of a crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction their future orders of their products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

 •

changes in tourism and travel trends, including seasonal changes and chages due to pandemic outbreaks, such as the A H1N1 virus, a potential ebola outbreak, among others, or weather phenomenas or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

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

Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, IRSA could lose all or part of its invested capital, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on our operating results and financial condition.

The shift of consumers to purchasing goods over the Internet may negatively affect sales at IRSA´s shopping centers.

In recent years, retail sales by means of the Internet have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. IRSA believes that its target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as IRSA´s shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

IRSA´s activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection, antitrust and other requirements, all of which affect its ability to acquire land, buildings and shopping centers, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. IRSA is required to obtain licenses and authorizations with different governmental authorities in order to carry out IRSA´s projects. Maintaining IRSA´s licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, IRSA may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or construe existing laws and regulations in a more restrictive manner, which may force IRSA to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays in obtaining or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on IRSA´s business.

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

IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on its financial condition.

For the fiscal year ended June 30, 2015, 70.9% of IRSA’s sales from leases and services were derived from shopping centers in the City of Buenos Aires and the Greater Buenos Aires. In addition, all of its office buildings are located in the City of Buenos Aires and a substantial portion of its revenues are now derived from such properties. Although IRSA owns properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires, it expects to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on its financial condition and results of operations. IRSA’s dependence on rental income may adversely affect its ability to meet our debt obligations.

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

On July 2, 2008, we acquired 30% interest in Metropolitan 885 LLC (“Metropolitan”), a limited liability company organized under the laws of Delaware, United States of America. During fiscal year 2011, an agreement was reached to restructure Metropolitan’s debt; after the consummation of the aforementioned restructuring, we indirectly hold 49% of New Lipstick LLC (“New Lipstick”), a holding company which is the owner of Metropolitan. Metropolitan’s main asset is the Lipstick Building, a 34-story building located at 885, Third Avenue between 53 and 54 streets in Manhattan, New York. Metropolitan has incurred in a secured loan in connection with the Lipstick Building. For more information, please see “Item 5. Operating and Financial Review and Prospects”.

In March 2012, through our subsidiary Real Estate Strategies, L.P. (“RES”), we acquired 3,000,000 Series C convertible preferred shares issued by Condor in an aggregate amount of US$ 30,000,000, a REIT focused in middle-class and long-stay hotels in 20 states in the United States of America.

During 2008 and 2009, the U.S. markets experienced extreme dislocations and a severe contraction in available liquidity globally as important segments of the credit markets were frozen. Global financial markets have been disrupted by, among other things, volatility in securities prices, rating downgrades and declining valuations. This disruption lead to a decline in business and consumer confidence and increased unemployment and precipitated an economic recession throughout the globe. As a consequence, owners and operators of commercial real estate, including hotels, resorts, and commercial real estate properties such as offices, experienced dramatic declines in property values. We are unable to predict if disruptions in the global financial markets will occur in the future and the impact that may have on IRSA’s business, financial condition and results of operations.

IRSA may face risks associated with its investment in Israel.

IDBD is one of the largest business conglomerates of Israel. Particularly, due to the limited size of the Israeli market and due to the high level of governmental regulation, IDBD and its subsidiaries may be limited to expand its business in the future, to form joint ventures and/or strategic alliances, or be obliged to sell, transfer or dispose any of its assets or business segments.

Furthermore, changes in the market prices of securities issued by IDBD and its subsidiaries can affect, directly or indirectly, their results of operations, the shareholders' equity, and/or the enterprise value, the ability to approve and/or distribute dividends, and the availability of credit, among other things.

IDBD is indirectly exposed due to its main investments, to changes in the prices of, raw materials, securities, and other economic indices, which may have a material impact on the results of operations of IDBD and its subsidiaries.

Actual losses on client balances could differ from those that IDBD currently anticipates and, as a result, we may need to adjust our provisions. We cannot assure you that we will accurately assess the creditworthiness of its clients. If IDBD is unable to meet its contractual obligations, it may experience delays in the collection of or be unable to collect its client balances, which would adversely affect our results of operations and cash flows could be adversely affected.

As a consequence of the aforementioned and due to the high level of governmental regulation in Israel, the value of our investment in IDBD could be severely affected and therefore would likely have a significant adverse effect on our business, financial condition and results of operations.

IRSA is currently facing litigation in connection with its investment in IDBD.

On October 20, 2015, the Tel Aviv-Jaffo Court admitted the motion filed by the Arrangement Trustees of IDBH under the Arrangement and determined that any IDBD shares held by any entity controlled by Eduardo Sergio Elsztain and/or transferred by them to third parties shall be prevented from participating as offerees in the Tender Offers as set forth in the Arrangement, with the reservation that this will not apply to IDBD shares which were purchased from minority shareholders on the stock exchange and are in the possession of IFISA. Dolphin filed an appeal before the Supreme Court of Justice of Israel on the Tel Aviv-Jaffo Court's Decision.

There can be no assurances of the final outcome of this litigation if the Supreme Court does not reverse the judgment and remove our ban from participating in the Tender Offers with our indirect shareholdings, and as a consequence the value of our investment in IDBD could be severely affected and therefore would likely have a significant adverse effect on our business, financial condition and results of operations.

Conditions in Israel may limit the ability of IDBD to develop and sell products, which could result in a decrease of revenues.

     IDBD’s corporate headquarters and a substantial business are located in Israel. Political, economic and security conditions in Israel could directly affect IDBD´s operations. Since the establishment of the State of Israel, a number of armed conflicts, hostilities and terrorist attacks have taken place in Israel and adjacent areas, which in turn could adversely affect IDBD and its results of operations. The disruption of trade between Israel and its main commercial partners, could affect the economic and financial condition of Israel, which could adversely affect the results of operations of IDBD and its subsidiaries.

The rights and responsibilities of IDBD´s shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

IDBD is incorporated under Israeli law. The rights and duties of holders of IDBD’s common shares are governed by IDBD´s articles of association and by Israeli law. These rights and duties may differ in some respects from the usual for U.S. corporations. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness towards the company.

If the bankruptcy of Inversora Dársena Norte S.A. is extended to IRSA´s subsidiary Puerto Retiro, IRSA will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On April 18, 2000, Puerto Retiro S.A. ("Puerto Retiro"), was served notice of a filing made by the Argentine Government, through the Ministry of Defense, seeking to extend bankruptcy of Inversora Dársena Norte S.A. ("Indarsa") to the Company. Upon filing of the complaint, the bankruptcy court issued a restraing order the ability of Puerto Retiro dispose of, in any manner, the real property purchased in 1993 from Tandanor.

Indarsa had acquired 90% of the capital stock in Tandanor from the Argentine Government in 1991. Tandanor’s main business involved ship repairs performed in a 19-hectare property located in the vicinity of La Boca neighborhood and where the Syncrolift is installed.

As Indarsa failed to comply with its payment obligation for acquisition of the shares of stock in Tandanor, the Ministry of Defense filed a bankruptcy petition against Indarsa, seeking to extend it to the Company.

The evidentiary stage of the legal proceedings has already concluded. The Company lodged an appeal from the injunction order, and such order was confirmed by the Court of Appeals on December 14, 2000. The parties filed the arguments in due time and proper manner. After the case was set for judgment, the judge ordered the suspension of the judicial order requesting the case records for issuance of a decision based on the alleged existence of pre-judgmental status in relation to the criminal case against former officials of the Ministry of Defense and former directors of the Company, for which reason the case will not be adjudicated until a final judgment is entered in respect of the criminal case.

It has been made known to the commercial court that the expiration of the limitation period has been declared in the criminal action and the criminal defendants have been acquitted. However, this decision was reversed by the Criminal Court of Cassation (Cámara de Casación Penal). An extraordinary appeal was filed and rejected, therefore an appeal was directly lodged with the Argentine Supreme Court for improper refusal to permit the appeal, and a decision is still pending.

The Management and the legal counsel to the Company believe that there are sufficient legal and technical arguments to consider that the petition for an extension of the bankruptcy will be dismissed by the court. However, in view of the particular features and progress of the case, this position cannot be held to be conclusive.

In turn, Tandanor filed a civil action against Puerto Retiro and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property disputed in the case.

In July 2013 the answer to the civil action was filed, which contained a number of defenses. Tandanor requested the intervention of the Argentine Government as third party co-litigant in this case, which petition was granted by the Court. In March 2015, both the Argentine Government and the criminal complainant answered the asserted defenses. As of the date hereof no resolution has been issued in such regard. We can not assure you that this Company may succeed in this order.

Property ownership through joint ventures or minority participation may limit IRSA´s ability to act exclusively in its interest.

IRSA develops and acquires properties through joint ventures with other persons or entities when IRSA believes circumstances warrant the use of such structures. For example, IRSA currently owns 80% of Panamerican Mall S.A. (“PAMSA”), while another 20% is owned by Centro Comercial Panamericano S.A., and 50% of Quality Invest S.A. (“Quality Invest”).

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

If one or more of the investors in any of its jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on its financial performance. Should a joint venture partner declare bankruptcy, IRSA could be liable for its partner’s common share of joint venture liabilities.

Dividend restrictions in IRSA’s subsidiaries’ debt agreements may adversely affect it.

IRSA has subsidiaries and an important source of funds for are cash dividends and other permitted payments from its subsidiaries. The debt agreements of its subsidiaries contain covenants restricting their ability to pay dividends or make other distributions. If IRSA’s subsidiaries are unable to make payments to it, or are able to pay only limited amounts, IRSA may be unable to make payments on its indebtedness.

IRSA is dependent on its Board of Directors.

IRSA´s success, to a significant extent, depends on the continued employment of Mr. Eduardo S. Elsztain, and certain other members of its board of directors and senior management, who have significant expertise and knowledge of its business and industry. The loss or interruption of their services for any reason could have a material adverse effect on its business and results of operations. IRSA´s future success also depends in part upon its ability to attract and retain other highly qualified personnel. IRSA cannot assure you that they will be successful in hiring or retaining qualified personnel or that any of I ts personnel will remain employed by them.

IRSA may face potential conflicts of interest relating to its principal shareholders.

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, through us. As of June 30, 2015, such beneficial ownership consisted of: (i) 372,112,411 common shares held by us, and (ii) 900 common shares held directly by Mr. Elsztain.

Conflicts of interest between IRSA’s management, us and its affiliates may arise in the performance of IRSA’s business activities. As of June 30, 2015, Mr. Elsztain also beneficially owned (i) approximately 37.4% of ours’ common shares and (ii) approximately 95.8% of the common shares of our subsidiary IRSA Commercial Properties. IRSA cannot assure you that its’ principal shareholders and their affiliates will not limit or cause IRSA to forego business opportunities that its affiliates may pursue or that the pursuit of other opportunities will be in IRSA's interest.

Due to the currency mismatches between assets and liabilities, IRSA may have currency exposure.

As of June 30, 2015, the majority of our liabilities, such as our Series I and Series II Notes are denominated in U.S. Dollars while our revenues are denominated in Pesos. This currency gap exposes IRSA to a risk of exchange rate volatility, which would negatively affect its financial results if the Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of its debt in Pesos, with further adverse effects on its results of operation and financial condition and may increase the collection risk of its leases and other receivables from its tenants and mortgage debtors, most of whom have Pesodenominated revenues.

IRSA’s Investment in Banco Hipotecario.

As of June 30, 2015, IRSA owned approximately 29.99% of the outstanding capital stock of Banco Hipotecario S.A. ("Banco Hipotecario"), which represented 14.08% of IRSA’s consolidated assets as of such date.

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

Risks Relating to the Argentine Financial System

The short-term structure of the deposit base of the Argentine financial system, including Banco Hipotecario, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

After the Argentine crisis, the volume of financial activity regarding deposits and loans was severely reduced. Between 2003 and 2007, a gradual and increasing recovery of deposits levels took place. But because of the global financial crisis, these levels were reduced during 2008 only to be further improved during the last half of 2009, until the present date.

The Argentine financial system growth strongly depends on deposits levels, due to the small size of its capital markets and the absence of foreign financings during recent years. In the medium term, the growth of credit could depend on the growth of the deposits levels. During 2011-2013 credit was able to grow at a higher rate than deposits, by consuming liquidity excess of financial institutions. Notwithstanding that, in 2014, this scenario started to change, and reasonable deposits started to grow at a faster rate that credits.

The liquidity of the Argentine financial system is currently reasonable, due to the high level of mandatory deposits reserves of Argentine financial entities, among other short-term investments, which represent 43% of total deposits. Notwithstanding that, because most deposits are short term, a substantial part of the credits are also short-term maturity, and there are a small proportion of long term credit lines, such as mortgages. Moreover, the restrictions on the purchase of foreign currency naturally reduce the volatility of local currency deposits.

Although liquidity levels are currently reasonable, no assurance can be given that these levels will not be reduced due to a future negative economic scenario. Therefore, there is still a risk of low liquidity levels that could increase funding cost in the event of a withdrawal of a significant amount of the deposit base of the financial system, and limit the long-term expansion of financial intermediation including Banco Hipotecario.

Future governmental measures may adversely affect the economy and the operations of financial institutions.

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. We cannot assure that the laws and regulations currently governing the economy or the banking sector will remain unaltered in the future. We cannot assure you that changes will not adversely affect Banco Hipotecario’s business, financial condition or results of operations and Banco Hipotecario’s ability to honor its debt obligations in foreign currency.

As of the date of this annual report, there are three legislative bills to amend the Financial Institutions Law which have been sent to the Argentine Congress seeking to modify different aspects of the Financial Institutions Law. If the law currently in force were to be comprehensively modified, the financial system as a whole could be substantially and adversely affected. If any of these legislative bills were to be enacted or if the Financial Institutions Law were amended in any other way, there is no prediction on the impact of the subsequent amendments to the regulations on the financial institutions in general, Banco Hipotecario’s business, its financial condition and the results of operations.

Law No. 26,739 was enacted to amend the Central Bank’s charter, the principal aspects of which are: (i) to broaden the scope of the Central Bank’s mission (by establishing that such institution shall be responsible for financial stability and economic development while pursuing social equity); (ii) to change the obligation to maintain an equivalent ratio between the monetary base and the amount of international reserves; (iii) to establish that the board of directors of the institution will be the authority responsible for determining the level of reserves required to guarantee normal operation of the foreign exchange market based on changes in external accounts; and (iv) to empower the monetary authority to regulate and provide guidance on credit through the financial system institutions, so as to “promote long-term production investment”.

In addition, the Civil and Commercial Code, among other things, modifies the applicable regime for contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion.

We are not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank’s charter) will not result in significant costs to us, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

The stability of the financial system depends upon the ability of financial institutions, including ours, to maintain and increase the confidence of depositors.

The measures implemented by the Argentine government in late 2001 and early 2002, in particular the restrictions imposed on depositors to withdraw money freely from banks and the “pesification” and restructuring of their deposits, were strongly opposed by depositors due to the losses on their savings and undermined their confidence in the Argentine financial system and in all financial institutions operating in Argentina.

If depositors once again withdraw their money from banks in the future, there may be a substantial negative impact on the manner in which financial institutions, including ours, conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks.

In the future, an adverse economic situation, even if it is not related to the financial system, could trigger a massive withdrawal of capital from local banks by depositors, as an alternative to protect their assets from potential crises. Any massive withdrawal of deposits could cause liquidity issues in the financial sector and, consequently, a contraction in credit supply.

The occurrence of any of the above could have a material and adverse effect on Banco Hipotecario’s expenses and business, results of operations and financial condition.

The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 48.9% of total assets in 2002 to 9.1% in 2014. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenues and cut back on public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term; such securities issued by the Central Bank represents approximately 19.5% of the total assets of the Argentine financial system. As of June 30, 2015, Banco Hipotecario’s total exposure to the public sector was Ps.2,286.4 million, which represented 7.6% of its assets as of that date, and the total exposure to securities issued by the Central Bank was Ps. 2,422.2 million, which represented 7.3% of its total assets as of June 30, 2015.

The Consumer Protection Law may limit in some of the rights afforded to Banco Hipotecario.

Argentine Law No. 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Hipotecario’s customers. The Consumer Protection Law was amended by Law No. 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders.

In addition, the Civil and Commercial Code has a chapter on consumer protection, stressing that the rules governing consumer relations should be applied and interpreted in accordance with the principle of consumer protection and that a consumer contract should be interpreted in the sense most favorable to it.

The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has increased general consumer protection levels. In the event that Banco Hipotecario is found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of Banco Hipotecario’s rights, for example, with respect to its ability to collect payments due from services and financing provided by us, and adversely affect Banco Hipotecario’s financial results of operations. We cannot assure you that court and administrative rulings based on the newly-enacted regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to Banco Hipotecario’s debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations. This may prevent or hinder the collection of payments resulting from services rendered and financing granted by us, which may have an adverse effect on Banco Hipotecario’s business and results of operations.

Class actions against financial institutions for unliquidated amounts may adversely affect the financial system’s profitability.

Certain public and private organizations have initiated class actions against financial institutions in Argentina. The National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, through an ad hoc doctrine, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities, etc. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry in general and indirectly on Banco Hipotecario’s business.

Banco Hipotecario operates in a highly regulated environment, and its operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Central Bank and other regulatory authorities. The Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee, and members of its Supervisory Committee, in the event of any breach of the applicable regulation. Potential sanctions, for any breach on the applicable regulations may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on us and Banco Hipotecario’s Board of Directors for breaches of corporate governance established in the capital markets laws and CNV Rules. The Financial Information Unit ("Unidad de Información Financiera" or “UIF”) regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

We cannot assure you whether such regulatory authorities will commence proceedings against Banco Hipotecario, its shareholders or directors, or its Supervisory Committee or penalize Banco Hipotecario. This notwithstanding, and in addition to “Know Your Customer” compliance, Banco Hipotecario has implemented other policies and procedures to comply with its duties under currently applicable rules and regulations.

In addition to regulations specific to the banking industry, Banco Hipotecario is subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls. We cannot assure that existing or future legislation and regulation will not require material expenditures by Banco Hipotecario or otherwise have a material adverse effect on Banco Hipotecario’s consolidated operations.

Risks Relating to the Bank’s Business.

The quality of Banco Hipotecario’s loan portfolio could be impaired if the Argentine private sector continues to be affected in the event of a decrease in the level of activity.

Banco Hipotecario’s loan portfolio is concentrated on recession-sensitive segments and it is to a large extent dependent upon local and international economic conditions. This in turn might affect the credit worthiness of Banco Hipotecario's loan portfolio and its results of operations.

Increased competition and M&A activities in the banking industry may adversely affect Banco Hipotecario.

Banco Hipotecario foresees increased competition in the banking sector. If the trend towards decreasing spreads is not offset by an increase in lending volumes, the ensuing losses could lead to mergers in the industry. These mergers could lead to the establishment of larger, stronger banks with more resources than us. Therefore, although the demand for financial products and services in the market continues to grow, competition may adversely affect Banco Hipotecario’s results of operations, shrinking spreads and commissions.

Reduced spreads without corresponding increases in lending volumes could adversely affect Banco Hipotecario’s profitability.

The spread for Argentina’s financial system between the interest rates on loans and deposits could be affected as a result of increased competition in the banking sector and the Argentine government’s tightening of monetary policy in response to inflation concerns.

Since 2009, the interest rate spreads throughout the Argentine financial system have generally increased. This increase was sustained by a steady demand for consumer loans in recent years. In 2013 and 2014, borrowing and lending rates increased significantly. However, the net interest margin of the financial system remained stable due to a substantial growth both in the loan and deposit portfolios.

In June 2014, the Central Bank established a system of maximum active benchmark rates for consumer loans and secured loans and additionally, in October 2014, established a new mechanism of regulation by setting a minimum deposit rate for certain deposits of natural persons.

We cannot guarantee that interest rate spreads will remain stable unless increases in lending or additional cost-cutting takes place. A reversal of this trend, or a new regulation imposing maximum active benchmark rates, could adversely affect Banco Hipotecario’s profitability.

Differences in the accounting standards between Argentina and certain countries with developed capital markets, such as the United States, may make it difficult to compare Banco Hipotecario’s financial statements and those prepared by companies from these other countries.

Publicly available information about Banco Hipotecario in Argentina is presented differently from the information available for registered public companies in certain countries with highly developed capital markets, such as the United States. Except as otherwise described herein, Banco Hipotecario prepares its financial statements in accordance with Central Bank GAAP, which differ in certain significant respects from Argentine GAAP and from U.S. GAAP.

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

Banco Hipotecario’s obligations as trustee of the Programa de Crédito Argentino del Bicentenario para la Vivienda Única Familiar (“PROCREAR”) trust are limited.

Banco Hipotecario currently acts as trustee of the PROCREAR Trust, which aims to facilitate access to housing solutions by providing mortgage loans for construction and developing housing complexes across Argentina. Under the terms and conditions of the PROCREAR Trust, all the duties and obligations under the trust have to be settled with the trust estate. Notwithstanding, if the aforementioned is not met, Banco Hipotecario could have its reputation affected. In addition, if the Argentine government decides to terminate the PROCREAR Trust and/or terminate Banco Hipotecario’s role as trustee of the PROCREAR Trust, this may adversely affect Banco Hipotecario’s results of operations.

In the future, Banco Hipotecario may consider new business opportunities, which could turn out to be unsuccessful.

In recent years Banco Hipotecario has considered some business acquisitions or combinations and plans to continue considering acquisitions that offer appealing opportunities and that are in line with Banco Hipotecario’s commercial strategy. However, Banco Hipotecario cannot assure you that such businesses could deliver sustainable outcomes or that it will be able to consummate the acquisition of financial institutions in favorable conditions. Additionally, Banco Hipotecario’s ability to obtain the desired outcome because of said acquisitions will be partly dependent upon its ability to follow through with the successful integration of the businesses. To integrate any acquired business entails major risks, including unforeseen difficulties in integrating operations and systems; problems inherent in assimilating or retaining the target’s employees; challenges associated with keeping the target’s customers; unforeseen liabilities or contingencies associated with the target; and the likelihood of management having to take time and attention out of the business’s day-to-day to focus on the integration activities and the resolution of associated problems.

Cybersecurity events could negatively affect Banco Hipotecario’s reputation, its financial condition and results of operations.

Banco Hipotecario has access to large amounts of confidential financial information and control substantial financial assets belonging to the customers as well as to Banco Hipotecario. In addition, Banco Hipotecario provides its customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. Accordingly, cybersecurity is a material risk for Banco Hipotecario. Cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through Banco Hipotecario ‘s computer systems and network infrastructure and may cause existing and potential customers to refrain from doing business with Banco Hipotecario.

In addition, contingency plans in place may not be sufficient to cover liabilities associated with any such events and, therefore, applicable insurance coverage may be deemed inadequate, preventing Banco Hipotecario from receiving full compensation for the losses sustained because of such a disruption.

Although Banco Hipotecario intends to continue to implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that all of Banco Hipotecario‘s systems are entirely free from vulnerability and these security measures will be successful. If any of these events occur, it could damage Banco Hipotecario’s reputation, entail serious costs and affect Banco Hipotecario‘s transactions, as well as its results of operations and financial condition.

A disruption or failure in any of Banco Hipotecario’s information technology systems could adversely affect its business.

Banco Hipotecario depends on the efficient and uninterrupted operation of internet-based data processing, communication and information exchange platforms and networks, including those systems related to the operation of Banco Hipotecario’s ATM network. Banco Hipotecario‘s operations depend on its ability to manage its information technology systems and communications efficiently and without interruption. Banco Hipotecario’s communications, systems or transactions could be harmed or disrupted by fire, floods, power failures, defective telecommunications, computer viruses, electronic or physical theft and similar events or disruptions. In addition, Banco Hipotecario’s information technology systems and operations may suffer if its suppliers do not meet the delivery of products in a timely manner or decide to end the relationship with Banco Hipotecario.

Any of the foregoing events may cause disruptions in Banco Hipotecario‘s information technology systems, delays and the loss of critical data, and could prevent Banco Hipotecario from operating at optimal levels. In addition, the contingency plans in place may not be sufficient to cover all those events and, therefore, this may mean that the applicable insurance coverage is limited or inadequate, preventing Banco Hipotecario from receiving full compensation for the losses sustained because of such a disruption. Also, Banco Hipotecario‘s recovery of losses plan may not be enough to prevent damage resulting from all the cases and Banco Hipotecario’s insurance coverage could be inadequate to cover losses from interruptions. If any of these assumptions occur Banco Hipotecario’s reputation, business, results of operations and financial condition could be adversely affected.

Risks Related to the ADSs and the Common Shares.

Shares eligible for sale could adversely affect the price of our common shares and American Depositary Shares.

The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The ADSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. IFISA, which as of June 30, 2015, owned approximately 37.4% of our common shares (or approximately 187,552,100 common shares which may be exchanged for an aggregate of 18,755,210 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

We may issue additional shares of our common stock for financing future acquisitions or new projects or for other general corporate purposes, although there is no present intention to do so. Any such issuance could result in a dilution of your ownership stake and/or the perception of any such issuances could have an adverse impact on the market price of the ADSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Market (“Mercado de Valores de Buenos Aires” or “MERVAL”) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries. We are exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We have identified a material weakness in our internal controls over financial reporting related to the accounting for derivative financial instruments derived from non-routine, complex contractual provisions in the context of the acquisition of an associate.

Our management has concluded that our disclosure controls and procedures as of the end of fiscal year 2014 were not effective given to a material weakness in our internal control over financial reporting. This material weakness is related to the accounting for derivative financial instruments derived from non-routine complex contractual provisions in the context of the acquisition of an associate. Under this concept, a material weakness is a deficiency, or combination of deficiencies, in the internal control over financial reporting that may reasonably cause that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. See Item 15. Controls and Procedures - A. Disclosure Controls and Procedures.

Any failure to implement and/or maintain improvements in the controls over our financial reporting, or any difficulties encountered in the implementation of such improvements, could result in a material misstatement in our annual or interim financial statements that: (i) may not be prevented or detected; and/or, (ii) may cause us to fail to meet our reporting obligations under the applicable securities laws. This situation may also cause investors to lose confidence in our reported financial information, and this could have an adverse impact on the trading price of our shares or ADSs.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States court judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. There is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares or ADSs would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2015, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation—Passive Foreign Investment Company’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may adversely affect the tax treatment of our common shares or ADSs.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law N° 26,893. Under the amended law, the distribution of dividends is subject to income tax at a rate of 10%, unless the dividends are distributed to Argentine corporate entities. In addition, the amended law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. There is an exemption for Argentine resident individuals if certain requirements are met; however, there is no such exemption for non-Argentine residents. See Item 10.E –“Taxation —Argentine Taxation.”  However, as of the date hereof many aspects of the amended tax law remain unclear and, pursuant to certain announcements made by Argentine tax authorities, they are subject to further rulemaking and interpretation, which may adversely affect the tax treatment of our common shares and/or ADSs.

The income tax treatment of income derived from the sale of ADSs, dividends or exchanges of shares from the ADS facility may not be uniform under the revised Argentine income tax law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders. In addition, should a sale of ADSs be deemed to give rise to Argentine source income, as of the date of this annual report no regulations have been issued regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties. However, as of the date of this annual report, no administrative or judicial rulings have clarified the ambiguity in the law.

Therefore, holders of our common shares, including in the form of ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

Holders of our ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings.

We will not treat the holders of our ADSs as one of our shareholders and the holders of our ADSs will not have shareholder rights. The ADS depositary will be the holder of the common shares underlying your ADSs and ADS holders may exercise voting rights with respect to the common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the ADS depositary with respect to the underlying common shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange (“BCBA”), and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the ADS depositary. If requested by us, the ADS depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the ADS depositary as to voting the common shares represented by their ADSs. Due to these procedural steps involving the ADS depositary, the process for exercising voting rights may take longer for ADS holders than for holders of common shares and common shares represented by ADSs may not be voted as ADS holders desire.

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

Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against our directors or us or controlling shareholder than it would be for shareholders of a U.S. company.

The majority of our shareholders may determine to not pay any dividends.

In accordance with Argentine corporate law we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our Audited Financial Statements prepared in accordance with IFRS. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid

Our ability to pay dividends is limited by law and economic conditions.

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

The ability of holders of the ADS to receive cash dividends may be limited.

The ability of the ADS holders to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, to the extent that the ADS depositary can in its judgment, and in accordance with local exchange regulations, convert Pesos (or any other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars abroad, the ADS depositary will promptly as practicable convert or cause to be converted all cash dividends received by it in Pesos on the deposited securities common shares into U.S. Dollars. If in the judgment of the depositary this conversion is not possible on a reasonable basis (or is not permitted by applicable Argentine laws, regulations and approval requirements), the ADS depositary may distribute the foreign currency received by it in Pesos in Argentina or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot or does not convert the foreign currency, you may lose some or all of the value of the dividend distribution. For further information see “Risks Relating to Argentina—Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.”

Our inability to provide audited financial statements for IDBD in accordance with Rule 3-09 of Regulation S-X may cause us to be unable to complete a registered offering, which would materially adversely affect our ability to access the capital markets, may cause certain of our shareholders to be unable to rely on Rule 144 for sales of our securities and may ultimately result in the delisting of our ADSs from NASDAQ.

We have been unable to obtain financial statements for IDBD for the year ended December 31, 2014 audited in accordance with auditing standards generally accepted in the United States (“U.S. GAAS”) that may be required to be included in this Annual Report on Form 20-F by Rule 3-09 of Regulation S-X (“Rule 3-09”). As of June 30, 2015, we held 49% of IDBD and, as such, we did not control IDBD and did not have the power to direct IDBD or its management to provide us with such audited consolidated financial statements. In reliance on Rule 12b-21 promulgated under the Exchange Act and Rule 409 promulgated under the Securities Act of 1933, as amended, we have provided unaudited consolidated financial statements for IDBD for the year ended December 31, 2014, which do not comply with Rule 3-09. As a result of including such financial information, we do not believe that the omission of the audited financial statements in accordance with Rule 3-09 will have a material impact on a reader’s understanding of our financial condition or our results of operations.

We are in the process of requesting a waiver from the SEC for filing the audited consolidated financial statements of IDBD for the year ended December 31, 2014 as may be required by Rule 3-09. We cannot provide you with any assurances that we will obtain this waiver. If the SEC does not grant this waiver to us, we will have to file an amendment to this annual report including the financial statements of IDBD for the year ended December 31, 2014 audited in accordance with U.S. GAAS as soon as such financial statements become available. If this annual report on Form 20-F is considered materially deficient due to the lack of financial statements of IDBD for the year ended December 31, 2014 audited in accordance with U.S. GAAS, we may no longer be considered current in our Exchange Act reporting requirements until the time we file such amendment and we may no longer be considered timely in our Exchange Act reporting requirements. As a result, we would become ineligible to use a “short form” registration statement on Form F-3 for 12 months. In addition, the SEC may not declare effective any registration statement that we file in connection with an offering that requires the financial statements under Rule 3-09 to be included. If, as a result, we are unable to complete a registered offering, our ability to access the public capital markets would be materially adversely affected. Any resulting inability to complete a registered offering may materially adversely impact our business, liquidity position, growth prospects, financial condition and results of operations. Furthermore, the Rule 144 safe harbor for the sale of our securities may be unavailable for a certain period of time, which may make it harder to effect such sales. Finally, our ADSs may ultimately be delisted from NASDAQ.

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

Information contained in or accessible through our website is not a part of this annual report on Form 20-F. All references in this annual report on Form 20-F to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for information purposes only. We assume no responsibility for the information contained on these sites.

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to administer real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and in 1960 were listed on the Buenos Aires Stock Exchange (“BASE”). During the 1960s and 1970s, our business shifted to exclusively agricultural activities.

In 1993 and 1994, Consultores Asset Management acquired, on behalf of certain investors, approximately 22% of our shares on the BASE. In late 1994, an investor group led by Consultores Asset Management (including Dolphin Fund plc.) acquired additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1995, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ. We started our agricultural activities with 7 farmlands and 20,000 hectares under management.

As of June 30, 2015, we have invested approximately Ps. 1,077.5 million to acquire our current 64.30% equity interest in IRSA (without considering treasury shares). IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA.

In line with our international expansion strategy, on September of 2005 we participated in the creation of Brasilagro with the purpose of replicating our business model in Brazil. We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A.

On May 2, 2006, BrasilAgro’s shares were listed on the Novo Mercado of the Brazilian Stock Exchange (“BOVESPA”) with the symbol AGRO3. BrasilAgro’s shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts pursuant to an exception from registration under the US Securities Act of 1933. The amount originally offered was R$ 532 million, equivalent to 532,000 common shares at a price of R$ 1,000 per share of BrasilAgro.

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

Consequently, as of the date of this annual report, we hold 23,150,050 shares or 39.76% of BrasilAgro’s outstanding capital stock. It should be noted that such acquisition of shares does not imply any change of control within the shareholders’ group of BrasilAgro according to the legal regime in Brazil; Additionally, we own 168,902 BrasilAgro’s first issuance warrants and 168,902 BrasilAgro’s second issuance warrants.

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

From fiscal year 2011, we present our financial statements in consolidated form with Brasilagro’s. In November past, Brasilagro’s shares became listed as Level II ADRs on the NYSE, under the ticker symbol LND.

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

In December 2013, we sold our entire interest in Cresca, in which we held 50% of its stock capital, and the option granted by Carlos Casado for the purchase of 100,000 additional hectares located in Paraguay, to our subsidiary Brasilagro for US$ 18.5 million, thus adding 145,000 hectares in the Paraguayan Chaco to its land portfolio intended for development. On April 3, 2014, Cresca signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo.

During fiscal year 2015 the option granted under the agreement dated September 3, 2008 was exercised, whereby 60,531 hectares, valued at US$350 each, were transferred to Cresca.

In the framework of a series of transactions that represent a new expansion of our agribusiness operations in South America, in line with our business plan, we have incorporated companies that own land in the Republic of Bolivia during 2008.

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

Additionally, we have agreed to sell a parcel of La Fon Fon with a surface of 910 hectares for US$3.64 million and 1,643 hectares of "La Fon Fon II" for an overall amount of US$ 7.21 million.

On May 27, 2014 Ombú executed a purchase and sale agreement involving a sale subject to retention of title covering 883 hectares of “San Cayetano I” for an aggregate amount of US$ 4.2 million.

Acquisitions, dispositions and authorization pending approval

Year ended June 30, 2015

Sale of Cresca farmland

On April 3, 2014, Cresca S.A. signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo. The total price is US$ 14.7 million (Ps. 56.3 million), which amount shall be collectable as follows US$ 1.8 million were collected upon execution of the bill of sale, US$ 4.3 million upon execution of the conveyance deed; US$ 3.7 million interest-free in July, 2015; US$ 4.9 million interest-free in July, 2016. Possession was delivered upon execution of the conveyance deed of title and constitution of a mortgage to secure payment of the balance, on July 14, 2014.

The Company has recognized gains of Ps. 19.1 million as result of this transaction.

Sale of Cremaq farmland

On June 10, 2015, Brasilagro sold the remaining area of 27,745 hectares of Cremaq field, an establishment, located in the municipality of Baixa Grande do Ribeiro (Piaui). The sale was priced at Rs. 270 million (Ps. 694.0 million), of which Rs. 67.5 million (Ps. 196.8 million) were collected in full as of the date of these financial statements.

The Company has recognized gains of Ps. 525.9 million as result of this transaction.

Sale of La Fon Fon II farmlands

On October 17, 2013, Yuchán Agropecuaria signed a purchase-sale agreement involving a sale subject to retention of title involving 1,643 hectares of "La Fon Fon II" for an overall amount of US$ 7.21 million (equivalents to Ps. 59.0 million). As of the consolidated financial statement date, the amount of US$ 1.5 million has been collected, and the remaining balance amounts to US$ 5.71 million that will be cancelled in 6 semi-annual installments, starting in December this year, and concluding in June, 2018. Under the contract, the conveyance shall be recorded with the Registry once the price has been fully paid off. On June 24, 2015, possession was granted by Yuchán Agropecuaria. During this year the Company recognized a profit before tax of US$ 2.7 million (equivalents to Ps. 24.6 million) as result of this transaction.

Sale of investment properties

On July 7, 2014, IRSA signed the transfer deed for the sale of the 19th and 20th floors of the Maipú 1300 Building. The total price of the transaction was Ps. 24.7. Such transaction generated a profit before tax of approximately Ps. 20.3 million.

On September 29, 2014, the Company finalized the sale of the Madison 183 Building, through the subsidiary Rigby 183 LLC (“Rigby 183”), in the city of New York, United States, in the sum of US$ 185 million, thus paying off the mortgage levied on the asset in the amount of US$ 75 million. Such transaction generated a gain before tax of approximately Ps. 296.5 million.

On October 8, 2014, the Company through IRSA signed the transfer deed for the sale of the 22th and 23th floors of the Bouchard 551 Building. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 150.1 million.

On October 22, 2014, the Company through IRSA signed the transfer deed for the sale of the 10th floor and two parking units of the Maipú 1300 Building and one parking unit of the building Libertador 498. The total price of the transaction was Ps. 12.0 million. Such transaction generated a gain before tax of approximately Ps. 10.1 million.

On October 28, 2014, the Company through IRSA signed the transfer deed for the sale of 9th, 10th and 11th floors of the Bouchard 551 Building. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 238.6 million.

On November 7, 2014, the Company through IRSA signed the transfer deed for the sale of the 21th floor of the Bouchard 551 Building. The total price of the transaction was Ps. 75.6 million. Such transaction generated a gain before tax of approximately Ps. 66.1 million.

On December 10, 2014, the Company through IRSA signed the transfer deed for the sale of the 9th floor of the Maipú 1300 Building. The total price of the transaction was Ps. 12.5 million. Such transaction generated a gain before tax of approximately Ps. 10.7 million.

On December 22, 2014, IRSA transfered to IRSA Commercial Properties, 83,789 m2 of our premium office space including the República Building, the Bouchard 710 building, the Della Paolera 265 building, the Intercontinental Plaza Building, the Suipacha 652 building and the land reserve “Intercontinental II” with potential to develop up to 19,600 square meters, each located in the City of Buenos Aires, to implement our objective of expanding our business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the city of Buenos Aires and the best shopping centers in Argentina. The total value of the transaction was US$308.0 million, based on third party appraisals. This transaction had no accounting impact.

On May 5, 2015, the Company through IRSA Commercial Properties has signed a bill of sale to transfer 8,470 square meters corresponding to nine offices floors and 72 parking units of Intercontinental Plaza Building. The transaction price was Ps. 376.4 million, which has already been paid in full. On June 30, 2015, the title deed was executed and the possession of the units previously mentioned was granted. Gross profit before tax of this operation amounted to Ps. 338.4 million.

On May 19, 2015, the Company through IRSA signed the transfer deed for the sale of the 15th floor of the Maipú 1300 Building and one parking unit in Libertador 498 Building. The total price of the transaction was US$ 13.5 million. Such transaction generated a profit before tax of approximately Ps. 11.6 million.

On June 5, 2015, the Company through IRSA signed the transfer deed for the sale of the 14th floor of the Maipú 1300 Building. The total price of the transaction was US$ 1.5 million. Such transaction generated a profit before tax of approximately Ps. 11.5 million.

All sales of fiscal year ended June 30, 2015 led to a combined profit for the Company of Ps. 1,150.2 million approximately, disclosed within the line “Gain from disposal of investment properties” in the income statement.

For more information, see “Item 4—Recent Developments.”

Decreased shareholding in Avenida Inc.

On July 18, 2014, the Company, through Torodur S.A., exercised the warrant that remained associated to this investment and consequently its interest in Avenida Inc. increased to 6,172,840 shares or 35.46%. Simultaneously, however, a new investor acquired 35.12% of interest in the Company, diluting the Cresud’s holding to 23.01% at such date.

On September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5% of the Avenida Inc.’s capital stock in the amount of Ps. 19.1 million (US$ 2.3 million), thus reducing the equity interest to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million which are shown in the line "Other operating results, net" in the income statement.

As a result of the sale of the interest, the Company has ceased to recognize the equity interest in Avenida Inc. as investment in associates and began to consider it as a financial asset at fair value in the financial statements as of June 30, 2015. On July, 2015, following last year sale of 5% and the recent capital round, our share interest was diluted to 11.38% of Avenida.

Acquisition of additional interest in BHSA

During the year ended June 30, 2015, we acquired, through IRSA, 3,289,029 additional shares of BHSA for a total price of Ps.14.2 million, thus increasing its interest in such company from 29.77% to 29.99%, without consideration of Treasury shares.

Investment in IDBD

General

As of June 30, and as of the date hereof, we hold an indirect investment, through Dolphin Fund Limited (“Dolphin Fund”) and Dolphin Netherlands B.V. (“Dolphin Netherlands” and together with Dolphin Fund, “Dolphin”), of 49% of the outstanding capital of IDBD.

As of June 30, 2015 we recorded our investment in IDBD of Ps, 1,136 million and had accounted for a liability that reflected Dolphin’s obligation to undertake the Tender Offers (as defined below) for an amount of Ps. 502.6 million.

As a part of the terms of the Arrangement (as defined below), Dolphin agreed to undertake one or more Tender Offers for the acquisition of shares of IDBD for a total amount of NIS512.09 million (equivalent to approximately US$ 135.7 million at the exchange rate prevailing as of June 30, 2015), as follows: (i) at least NIS249.8 million for a price per share of NIS7.798 (price valid as of June 30, 2015, subject to adjustment) by December 31, 2015, an amount of; and (ii) at least NIS512.09 million less the offer made in 2015, for a price per share of NIS8.188 (price as of June 30, 2015, subject to adjustments) by December 31, 2016.

For more information see “—Investment in IDBD—Background of the Investment in IDBD”.

Background of the Investment in IDBD

On May 7, 2014, through Dolphin Netherlands B.V, we entered into a transaction, jointly with C.A.A. Extra Holdings Limited, a non-related company, controlled by Mordechai Ben Moshé (“Extra”), through which 106.6 million common shares of IDBD representing 53.30% of its stock capital were acquired under the scope of a debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd. (“IDBH”) with its creditors (the “Arrangement”).

Under the terms of the shareholders' agreement entered into between Dolphin Fund and E.T.H.M.B.M. Extra Holdings Ltd., a company controlled by Mordechai Ben Moshé, to which Dolphin Netherlands and Extra acceded (the “Shareholders' Agreement”), Dolphin acquired a 50% interest in this investment, while Extra acquired the remaining 50%. The total investment amount was NIS950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date.

Under the Arrangement, Dolphin and Extra agreed to participate on a joint and several basis in the capital increases by way of rights offerings resolved by IDBD’s Board of Directors in order to carry out its business plan for 2014 and 2015, in an amount of at least NIS300 million for 2014 and NIS500 million for 2015.

As of June 30, 2015, Dolphin has contributed NIS668.6 million in aggregate while Extra contributed NIS203.5 million in IDBD. Thus, Dolphin has completed its committed contributions, while IDBD is claiming from Extra, and Dolphin, under its joint and several liability, to pay the balance committed by Extra for an aggregate of NIS196.5 million (equivalent to approximately US$52.1 million at the exchange rate prevailing as of June 30, 2015).

Moreover, as part of the Arrangement, Dolphin and Extra committed jointly and severally to make one or more tender offers (the “Tender Offers”) for the acquisition of shares of IDBD for a total amount of NIS512.09 million (equivalent to approximately US$135.7 million at the exchange rate prevailing as of June 30, 2015), as follows: (i) by December 31, 2015 at least NIS249.8 million for a price per share of NIS7.798 (value as of June 30, 2015, subject to certain adjustments) and (ii) by December 31, 2016, for at least NIS512.09 million, less the offer made in 2015, for a price per share of NIS8.188 (value as of June 30, 2015, subject to certain adjustments). As security for the performance for the Tender Offers, a total of 34,130,119 shares of IDBD were pledged as of June 30, 2015.

On May 12, 2014, IDBD’s shares were listed on the “Tel Aviv Stock Exchange (“TASE”), consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel in compliance with the lock-up provisions set forth in the TASE Regulations, which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date, consequently, pursuant to the TASE’s regulations as of June 30, 2015, 39,237,461 shares and 243,394 Series 3 warrants remained deposited as set forth above (including part of the pledged shares).

In addition, as of June 30, 2015, 49,695,135 shares, 23,950,072 Series 4 warrants, 22,752,569 Series 5 warrants and 20,357,561 Series 6 warrants of IDBD held by Dolphin were deposited in the same escrow account in which the pledged shares are deposited, and were later transferred to an account of Dolphin which is not an escrow account. As of the date hereof today, the Tender Offers have not been consummated yet.

Pursuant to the provisions of IDBD’s shelf offering report for the rights issuance dated June 9, 2014, on June 26, 2014, a total of 1,332,500 rights to subscribe shares and warrants were granted by IDBD to Dolphin at a ratio of one per each 40 shares held, which were exercised on July 1, 2014. Later on, during IDBD’s rights issuance process, Dolphin and Extra acquired 0.89 million additional rights for NIS2.83 million, equivalent to approximately US$0.83 million, out of which 50% correspond to Dolphin and 50% to Extra, all in accordance with the terms of the Shareholders' Agreement.

The rights offered by IDBD allowed to subscribe in July 2014 for 13 common shares of IDBD for a price of NIS65 (NIS5 per share) and 27 warrants, 9 of each series (series 1, 2 and 3) to be issued by IDBD, at no cost. Each warrant issued by IDBD would allow the acquisition of one common share of IDBD. Series 1 matured on November 1, 2014 and were exercisable at NIS5.50 per warrant. Series 2 matured on May 1, 2015 and were exercisable at NIS6.00 per warrant. Series 3 matures on December 1, 2015 and is exercisable at NIS6.50 per warrant.

On July 1, 2014 Dolphin exercised all granted rights it held as of June 30, 2014 to acquire additional shares in IDBD. As a result of the exercise of such rights, Dolphin received 23.1 million shares and 16 million of each of Series 1, 2 and 3 warrants. Extra held the same number of rights and acquired the same number of shares and warrants as Dolphin.

During the period from July 9 to July 14, 2014, Dolphin acquired through market transactions 0.42 million shares and 0.34 million Series 2 warrants for NIS1.77 million (equivalent to approximately US$0.52 million as of such date); 50% of which were subsequently sold to Extra pursuant to the provisions of the Shareholders’ Agreement.

On November 2, 2014, Dolphin exercised 15,998,787 Series 1 warrants and Extra exercised its respective share of Series 1 warrants.

On January 19, 2015, Dolphin acquired through market transactions 94,000 shares of IDBD for a total amount of NIS0.13 million (equivalent to US$0.03 million as of the purchase date) and subsequently sold 50% to Extra in accordance with the terms of the Shareholders´ Agreement. In addition, Dolphin acquired 42,564 shares of Discount Investment Corporation Ltd. (“DIC”), IDBD's subsidiary, for NIS0.24 million (equivalent to US$0.06 million as of the purchase date), 50% of which was offered to Extra under the terms of the Shareholders Agreement; notwithstanding the aforementioned,  Extra decided not to acquire the corresponding 50%.

 Furthermore, on January 19, 2015, IDBD issued a shelf offering report for the issuance of rights (the “Rights Offering”) for approximately NIS800 million (the “Maximum Immediate Payment”) pursuant to an irrevocable offer from Dolphin dated December 29, 2014, to grant on January 26, 2015, one right (one “New Right”) for each 25 shares held in IDBD. Each New Right would grant a right to subscribe on February 10, 2015, 45 common shares of IDBD for NIS68.04 (NIS1.512 per share) and 20 Series 4 warrants, 19 Series 5 warrants and 17 Series 6 warrants issued by IDBD at no cost. Each warrant issued by IDBD would allow acquiring a common share in IDBD. The Series 4 warrants will mature on February 10, 2016 at an exercise price of NIS1.663 per warrant. Series 5 warrants will mature on February 12, 2017 at an exercise price of NIS1.814 per warrant. Series 6 warrants mature on February 12, 2018 at an exercise price of NIS1.966 per warrant.

As a result of the Rights Offering above mentioned, on January 26, 2015, Dolphin received 3.7 million New Rights, while Extra received the same number of New Rights. The Rights Offering shelf offering report also stipulated that on February 5, 2015 the rights received could be traded on the public market during such single day only.

 In addition, on February 5, 2015, Dolphin acquired 2.05 million New Rights for a total amount of NIS0.94 million (equivalent to US$0.24 million as of the purchase date), 50% of which was offered to Extra under the terms of the Shareholders´ Agreement; notwithstanding the aforementioned, Extra decided not to acquire the corresponding 50%.

On February 10, 2015 Dolphin exercised all New Rights received and acquired on the market. As a result of exercise of these New Rights, Dolphin received 258,970,184 shares, 115,097,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants.  Extra did not exercise any of the New Rights it held. On February 10, 2015, Dolphin sold 71.39 million shares of IDBD to Inversiones Financieras del Sur S.A. (“IFISA”) at the closing price of NIS1.39 per share, totaling NIS99.23 million, equivalent to US$25.65 million at the exchange rate prevailing on the date of the transaction.

As a result of the Right Offering, Dolphin remained obliged to inject an amount of NIS8.5 million as equity into IDBD by way of an additional rights offering.

In addition, between February 9 and February 16, 2015, Dolphin acquired in the market 0.36 million shares of DIC for NIS2.88 million, equivalent to US$0.74 million at the exchange rate prevailing on the date of each transaction, part of which was offered to Extra under the terms of the Shareholders Agreement, notwithstanding the foregoing, Extra decided not to acquire its part of such shares according to the Shareholders Agreement.

On May 1, 2015 the IDBD Series 2 warrants matured without being exercised.

On May 31, 2015 Dolphin sold to IFISA 46 million Series 4 warrants for a total amount of NIS0.46 million (equivalent to US$0.12 million as of the date of the transaction), on condition that IFISA agrees to exercise all of them when so required by IDBD to Dolphin, in accordance with the proposal made on May 6, 2015 (as detailed below).

On June 3, 2015 in accordance with the Dolphin proposal dated May 6, 2015, Dolphin exercised 44.2 million Series 4 warrants for a total amount of NIS73.5 million (equivalent to US$19.2 million at the exchange rate prevailing on such date) and IFISA exercised 46 million Series 4 warrants for a total aggregate amount of NIS76.5 million.

As a result of the transactions described above, as of June 30, 2015, Dolphin held an aggregate number of 324,445,664 shares, 15,988,787 Series 3 warrants, 24,897,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants, accounting for a 49.0% share interest in IDBD, and IFISA held 117,390,470 shares accounting for a 17.73% share interest in IDBD. In addition, as of June 30, 2015 Dolphin held 406,978 shares of DIC, representing a direct interest of 0.48%.

As of June 30, 2015, IDBD’s Board of Directors consisted of nine members, three of which were appointed by Dolphin as regular directors: Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain (on July 7 Roni Bar- On replaced him) and Saúl Zang.

For more information, see “Item 4—Recent Developments.”

IDBD Arbitration

On February and March 2015 Dolphin and Extra exchanged letters mainly in relation to claims from Extra in connection with the Rights Offering and Extra’s claim demanding a pro rata acquisition of shares of IDBD owned by Dolphin acquired under the Rights Offering,  all the shares acquired thereafter by IFISA and the allocation of certain IDBD shares between Dolphin and Tyrus, asserting in the latter cases the rights under the Shareholders ‘Agreement (first refusal).

Based on the foregoing and in accordance with the provisions of the Shareholders’ Agreement with respect to dispute resolution, on April 30, 2015 arbitration proceedings were initiated in Tel Aviv (the “Preliminary Hearing”), and the Israeli law applies thereto. The arbitration proceedings are intended to settle the issues referred to above, and application and interpretation of certain clauses of the Shareholders' Agreement.

In addition, during the Preliminary Hearing, the parties agreed on the rules and procedures that would govern the conduct of the arbitration proceedings and a schedule for such purposes.

 On May 28, 2015, before the filing of the arbitration claim, Extra triggered the Buy Me Buy You (“BMBY”) clause in the Shareholders´ Agreement, which establishes that each party to the Shareholders Agreement may offer to the counterparty to acquire (or sell, as the case may be) the shares it holds in IDBD at a fixed price; and within 14 days from delivery of the BMBY notice (the “Notice”) recipient should let it know whether it desires to sell or acquire the other party’s shares pursuant to the terms of the Notice, in accordance with the provisions of the Shareholders Agreement. In the Notice, Extra further added that the purchaser thereunder would be required to assume all obligations of seller under the Arrangement.

On June 10 and 11, 2015, Dolphin gave notice to Extra of its intention to buy all the shares of IDBD held by Extra, asserted its defenses and its interpretation about application and construction of the BMBY, establishing that Extra’s interpretation of such mechanism was inaccurate, and pursuant to the BMBY clause, Dolphin was not required to assume all of the obligations under the Arrangement, but that if the arbitrator shall decide that Dolphin is required to assume such obligations, then Dolphin would still be the purchasing party in the BMBY.

As a result, the parties pursued arbitration to settle their disputes and in respect of the correct interpretation of the BMBY clause, in order to determine, first, who would be the purchaser under the BMBY clause, and whether such party will be under the obligation to assume all the obligations of seller under the Arrangement.

For such purposes, the arbitrator decided to divide the arbitration proceedings into two phases: the first one to deal with the disputes related to application and interpretation of the mechanism under the BMBY clause and the second one in relation to the parties’ additional claims.

The parties then filed their respective arguments related to the application and interpretation of the BMBY clause mechanism, and two hearings were held on July 19 and July 22, 2015 in order to reach a decision on this matter.

 Moreover, on June 28 and 30, 2015 Extra filed a motion with the arbitrator requesting an injunction preventing changes in IDBD’s current Board of Director’s composition at IDBD’s annual shareholders’ meeting held on July 7, 2015.

For more information, see “Item 4—Recent Developments.”

Proposals to IDBD

On December 29, 2014, Dolphin agreed to inject funds in IDBD, directly or indirectly, through entities controlled by Eduardo Sergio Elsztain, for at least NIS256 million and up to NIS400 million, as follows: (i) NIS256 million through the exercise of the New Rights arising from the Rights Offering by Dolphin; (ii) an additional investment (the “Additional Investment”) for an amount equivalent to (a) the Maximum Immediate Payment), less (b) the amount received by IDBD under the Rights Offering, excluding the exercise of the new warrants, but in no case for an amount higher than NIS144 million. The Additional Investment will be made by Dolphin or by any entity directly or indirectly controlled by Eduardo Sergio Elsztain exercising additional rights to be acquired by them or, if such rights are not acquired, by participating in another rights offering to be made by IDBD.

On February 10, 2015, Dolphin subscribed a total of NIS391.5 million, with a remaining contribution commitment of NIS8.5 million.

In addition, Dolphin committed to (i) exercise the Series 4 warrants for a total amount of NIS150 million if so requested by IDBD’s Board of Directors within six to 12 months as from the Rights Offering date; and (ii) exercise the remaining Series 4, 5 and 6 warrants received under the Rights Offering, subject to the satisfaction of two conditions simultaneously: (a) that IDBD and its creditors reach an agreement to amend certain debt covenants; and (b) that a control permit over Clal is given by the Capital Markets, Insurance and Savings Commissioner of Israel.

On May 6, 2015, Dolphin submitted to IDBD’s Board of Directors a binding and irrevocable proposal, which mainly provided the following:

•	Appointment of Eduardo Sergio Elsztain as sole chairman of IDBD’s Board of Directors;

•
Dolphin’s commitment (directly or through any vehicle controlled by Eduardo Sergio Elsztain) to accelerate its obligation to exercise the Series 4 warrants for NIS150 million, and thus IDBD will have the possibility to require their exercise since May 20, 2015 (later it was clarified that this date would be no later than June 2, 2015) instead of on July 19, 2015, provided that before May 20, 2015, IDBD receives a written irrevocable commitment from the representatives of the IDBD bondholders to the effect that until July 20, 2015 they will not call a bondholders meeting (unless they are required to do so under the applicable laws) that includes in its agenda any of the following items:

i)	Appointment of advisers (financial, legal or otherwise);

ii)	Appointment of a committee representing IDBD’s bondholders (as defined below);

iii)	File legal actions against IDBD; and

iv)	Accelerate the maturity or demand immediate payment of any indebtedness of IDBD.

•
IDBD’s Board of Directors should set up a committee composed of two members of IDBD’s monitoring committee and two members of IDBD’s board appointed by Dolphin, which shall have the following duties, subject to the applicable law (later it was clarified that such committee shall not have the authority to make any decision but rather only to make recommendations to the board of directors):

i)	Manage, discuss, negotiate and conclude negotiations with the representatives of IDBD’s bondholders regarding their requests;

ii)	Negotiate with IDBD’s financial creditors a new set of covenants for IDBD’s financial indebtedness; and

iii)	Devise a business and financial plan for IDBD.

•
Dolphin (directly or through any vehicle controlled by Eduardo Sergio Elsztain), promised to submit offers to purchase IDBD shares in the public phase of the public offering at an amount of up to NIS100 million at a price per share which is no less than the opening price in the public phase of the public offering, and subject to the following conditions, inter alia:

i)
That IDBD makes a public offering of its shares under terms acceptable to the market and approved by IDBD’s Board of Directors, for an amount of at least NIS100 million and not to exceed NIS125 million, and that the offering is made between October 1, 2015 and November 15, 2015.

ii)
The commitment assumed by Dolphin would automatically expire upon the occurrence of any of the following events before the day of the public auction under the public offering: (i) if any of IDBD’s creditors or any of the representatives of IDBD’s bondholders files legal actions against IDBD, including a request for early or immediate repayment or acceleration of any portion of IDBD’s debt; (ii) if a meeting of any of IDBD’s bondholders is called including in its agenda any of the matters set forth above; (iii) if IDBD receives capital contributions for a total amount of NIS100 million in any manner, whether through a rights offering, the exercise of warrants, a private or public placement, and if such contributions are made by Dolphin directly or through any vehicle controlled by Eduardo Sergio Elsztain (apart from the capital contributions creditable against the remaining NIS8.5 million obligation under Dolphin’s irrevocable proposal dated December 29, 2014), or by any other individual or legal entity, or the investor public, and at any event when the aggregate amount of such capital contributions under paragraph 5 (d) (iii) of the proposal so submitted is lower than NIS100 million, Dolphin’s commitment under Section 5 (c) above would be reduced accordingly; or (iv) if a material adverse event or change occurs in IDBD or its control structure or in any of its material affiliates.

On May 7, 2015, IDBD’s Board of Directors approved the proposal and Eduardo Sergio Elsztain was appointed sole Chairman of IDBD’s Board of Directors.

On June 3, 2015, pursuant to Dolphin´s original proposal dated December 29, 2014, as amended by paragraph (ii) of the proposal dated May 6, 2015, Dolphin exercised 44.2 million Series 4 warrants, while IFISA exercised the remaining Series 4 warrants required to complete the total NIS150 million commitments. Therefore, the commitment was satisfied as of June 30, 2015.

Proposal to IDBD and DIC

On June 29, 2015, Dolphin submitted an irrevocable proposal to IDBD and DIC (the “Proposal Sent to IDBD and DIC”) which offered that, subject to its approval by the Boards of Directors of both companies, DIC would start as soon as possible a rights offering for up to approximately NIS500 million (“DIC’s Rights Offering”) (equivalent to US$132.5 million at the exchange rate prevailing as of June 30, 2015). Under DIC’s Rights Offering, each shareholder of DIC would receive, for no consideration, DIC’s right units consisting of 4 series of warrants issued by DIC (which would be registered for trading in the TASE), each of which would be exercisable for one common share of DIC (“DIC’s Warrants”), with the following features:

•	DIC’s Warrants would be divided into 4 series, and the exercise price of each of such series would be approximately NIS125 million, as follows:

i)
The first series of warrants would be exercisable until December 21, 2015, for a price to be determined based on acceptable market conditions and after consultation with capital market experts, but in no case for a higher price than NIS6.53 (“DIC’s #1 Warrants”).

ii)	The second series of warrants would be exercisable until December 21, 2016, for an exercise price equivalent to 110% of DIC’s #1 Warrants’ exercise price.

iii)
The third series of warrants would be exercisable until December 21, 2017, for an exercise price of: (i) 110% of DIC’s #1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 120% of DIC’s #1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2017.

iv)
The fourth series of warrants would be exercisable until December 21, 2018, for an exercise price of: (i) 110% of DIC’s #1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 130% of DIC’s #1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2018.

•
As part of DIC’s Rights Offering, IDBD would promise to exercise all DIC’s #1 Warrants issued in favor of IDBD, for a total amount of approximately NIS92.5 million (“IDBD’s Investment Amount”) by December 21, 2015, provided that the following conditions have been satisfied as of such date:

i)	IDBD should have the written consent of IDBD’s main lenders for IDBD to exercise DIC’s #1 Warrants issued in its favor under DIC’s Rights Offering.

ii)	IDBD should have conducted and completed a Public Offering (as defined below), under which it should have raised an amount of at least NIS200 million.

iii)
IDBD should have received the written consent of its main lenders in order for any amount injected as capital in IDBD after the date of such proposal in excess of NIS100 million and up to NIS350 million, to be used at any time for injection from IDBD into DIC, through any capital injection method.

iv)
IDBD's obligation expires upon the occurrence of any of the events which result in the expiration of Dolphin's commitment pursuant to the proposal (as described below) or in case of a material adverse event or change occurs in IDBD or its control structure or in any of its material affiliates.

•	In turn, Dolphin proposed the following to IDBD:

i)
IDBD’s public offering amount under Dolphin’s proposal dated May 6 would be increased by at least NIS100 million and up to NIS125 million (the “Public Offering under the Proposal to IDBD and DIC”). In other words, the total amount would be increased from a minimum of NIS100 million to a minimum of NIS200 million, and the maximum amount would be increased from a maximum of NIS125 million to a maximum of NIS250 million (the “Total Increased Amount”).

ii)
Therefore, Dolphin’s obligation to participate in the Public Offering under the Proposal to IDBD and DIC would be increased (compared to the proposal dated May 6, 2015) by an amount equal to the difference between the Total Increased Amount and the total amount of commitments received, always provided that such amounts were not higher than NIS200 million (the “Capital Contribution Amount”).

iii)
The approval of this proposal would constitute IDBD’s confirmation and approval that all of Dolphin’s commitments under this proposal would imply the full and complete settlement of its remaining obligations to inject NIS8.5 million in IDBD, pursuant to Dolphin’s irrevocable proposal dated December 29, 2014 (provided however that Dolphin shall participate in an amount exceeding NIS8.5 million).

iv)	The amount mention in section 5(d)(iii) of the May 6 proposal shall be NIS200 million.

v)
Dolphin’s commitment would automatically expire upon the occurrence of any of the following events: (i) if any of DIC’s creditors or any of the trustees of DIC’s bonds filed any legal action against DIC, including a request for early repayment or acceleration of any portion of DIC’s debt; and/or (ii) if any meeting of DIC’s bondholders included in its agenda any or many of the following matters: (a) appointment of advisers (financial, legal or otherwise); (b) appointment of a committee of representatives of DIC’s bondholders; (c) filing of any legal action against DIC; and/or (d) request for early or immediate repayment of any portion of DIC’s debt, or any similar discussion.

The Proposal to IDBD and DIC was binding and irrevocable, and it was valid up to July 13, 2015 (later extended to July 16, 2015) and expired on such date if the Boards of Directors of IDBD and DIC did not accept it and approve it unconditionally. On July 9 and 16, 2015, Dolphin submitted clarifications on the Proposal to IDBD and DIC. The Proposal to IDBD and DIC was approved by IDBD’s Board of Directors on July 16, 2015.

For more information, see “Item 4—Recent Developments.”

Disposal of financial assets

During August 2014, IRSA has sold, through its subsidiary REIG IV, the balance of 1 million shares of Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

Transactions with non-controlling interests

IRSA

During the fiscal year ended June 30, 2015, the Company sold a 1.81% interest in IRSA for a total amount of Ps. 181.8 million. This resulted in an increase in non-controlling interests of Ps. 33.7 million and a decrease in equity attributable to holders of the parent of Ps. 97.7 million, net of tax effect. The effect on shareholders’ equity of this change in the equity interest in IRSA is summarized as follows:

Ps. (million)
Carrying amount of the non-controlling interests sold by the Company	(33.7)
Consideration collected	181.8
Tax effect	(50.4)
Reserve recorded in shareholders’ equity	97.7

During the fiscal year ended June 30, 2015, the Company acquired a 0.65% interest in IRSA for a total amount of Ps. 50.7 million. This resulted in a decrease in non-controlling interests of Ps. 12.7 million and an increase in equity attributable to holders of the parent of Ps. 38.0 million, net of tax effect. The effect on shareholders’ equity of this change in the equity interest in IRSA is summarized as follows:

Ps. (million)
Carrying amount of Company´s interest acquired of	12.7
Consideration paid for non-controlling interests	(50.7)
Reserve recorded in shareholders’ equity	(38.0)

As a result of the transactions mentioned above, as of June 30, 2015, the equity interest in IRSA amounts to 64.30%, not considering effects of treasury stock.

IRSA Commercial Properties

During the fiscal year ended June 30, 2015, the Company, through IRSA, acquired an additional 0.10% interest in IRSA Commercial Properties for a total amount of Ps. 5.7 million. This resulted in a decrease in non-controlling interests of Ps. 0.9 million and an increase in equity attributable to the holders of the parent of Ps. 4.7 million. As of June 30, 2015, IRSA's equity interest in IRSA Commercial Properties amounts to 95.80%. The effect on shareholders’ equity of this change in the equity interest in IRSA Commercial Properties is summarized as follows:

Ps. (million)
Carrying amount of Company’s interest acquired of	0.9
Consideration paid for non-controlling interests	(5.6)
Reserve recorded in shareholders’ equity	(i) (4.7)
(i)	The reserve includes Ps. 1.6 million for non-controlling interest

Dolphin

During February 2015, the Company through its subsidiaries, contributed an amount of US$ 146 million in Dolphin. Such amount was also allocated to increase Dolphin’s investment in IDBD. This resulted in a decrease in non-controlling interests of Ps. 21.0 million and an increase in equity attributable to the holders of the parent.

Ps. (million)
Carrying amount of non-controlling interest	21.0
Consideration paid for non-controlling interests	-
Reserve recorded in shareholders’ equity	(i) 21.0

(i)	The reserve includes Ps. 6.9 million for non-controlling interest

Disposal of Associates

On February 5, 2014, the Company, through Ritelco, sold its interest in Bitania 26 S.A., representing 49% of its capital stock, for an amount of US$ 4.2 million. Such transaction generated a net gain of approximately Ps. 13.3 million which are shown in the line "Other operating results, net" in the income statement.

BACS Banco de Crédito y Securitización S.A.

The Company through Tyrus, subscribed a purchase-sale agreement of shares of BACS Banco de Crédito y Securitización S.A., representing an interest of 6.125%. The transaction amounts to US$ 1.35 million. This operation is yet to be approved by the Banco Central de la República Argentina, according to regulations in force. The advance payment related to this transaction is disclosed in “Trade and other receivables”.

The Company through IRSA, on June 17, 2015, subscribed Convertible Notes, issued by BACS Banco  de Crédito y Securitización S.A. for a nominal value of 100,000,000, which are convertible into common stock.

Capital reduction of Rigby 183 LLC

On October 17, 2014, Rigby 183 LLC reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made on the sale of the Madison building. The total amount distributed is US$ 103.8 million, of which the Company received US$ 77.4 million (US$ 26.5 million through IRSA International and US$ 50.9 million through IMadison LLC) and US$ 26.4 were distributed to other shareholders. As a result of such reduction, the Company has decided to reverse the corresponding accumulated currency translation on a pro rata basis, which amounted to Ps. 188.3 million. This reversal has been recognized in the line “Other operating results, net" in the statement of income.

Year ended June 30, 2014

Sale of farmlands

On June 27, 2014, Brasilagro sold a total area of 1,164 hectares of Araucaria field.

The sale was valued at Rs. 32.5 million (or Ps.117.5 million). In July 2014 the buyer made an initial payment of Rs. 4.5 million and remaining balance will be collected in five annual installments. The first installment of Rs. 4.5 million was collected in November 2014 and the second installment, of Rs. 6.9 million, in June 2015. The Company recorded a profit before tax on the sale of the Araucaria farmland for an amount of Rs. 21.0 million (or Ps. 75.8 million).

On May 27, 2014 Ombú Agropecuaria S.A. executed a purchase-sale agreement involving a condition sale of real property covering 883 hectares of “San Cayetano I” for a total amount of US$ 4.2 million (equivalents to Ps. 31.0 million). US$ 2.3 million have already been collected whereas the balance shall be collected in five consecutive semi-annual installments, with the last falling due in November 2016. Under the contract, the conveyance shall be recorded once the price has been fully collected off. Possession was granted upon execution of the contract. The Company recorded a profit before tax of US$ 1.8 million (Ps.15.6 million) on the sale.

Subscription of shares of Avenida Inc.

On August 29, 2013, the Company, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, representing 24.79% of its outstanding capital. At that moment, this company had neither activity nor significant assets. Additionally, the Company acquired a warrant to increase such equity interest up to 37.04% of the company. The transaction price was Ps. 13 million, which were already paid in full. After acquisition, Avenida Inc. established a Company named "Avenida Compras S.A.", a Company incorporated in Argentina and engaged in e-commerce activity. Avenida Inc. owns 100% of Avenida Compras S.A..

Stock call option Agreement for the shares of Arcos del Gourmet S.A.

On September 16, 2013 IRSA Commercial Properties entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby the latter grant to IRSA Commercial Properties an exclusive and irrevocable option to purchase 10% of the equity interest of Arcos del Gourmet S.A., which can be executed up to December 31, 2018. In the event the option is exercised, IRSA Commercial Properties should pay the amount of US$ 8.0 million.

Furthermore, in the mentioned agreement a fixed amount of US$ 2.0 million was arranged, which was cancelled, and another variable amount to be paid on a monthly basis, that results from applying a 4.5% on the amounts accrued on each prior calendar month as rental and admission fees, net of certain expenses, during 5 years from the opening of the shopping mall, in relation to the assignment of rights to collect dividends of Arcos during such period.

Acquisition of common shares of Condor Hospitality Trust Inc. (formerly Supertel Hospitality, Inc. due to change of corporate name) (“Condor”).

On January 9, 2014, the Company, through its subsidiary, Real Estate Strategies L.P. (“RES”), granted a loan to Condor for an amount of US$ 2.0 million. This loan included a conversion option whereby RES was allowed to apply the aggregate amount of the loan to purchase common shares of Condor under a “Subscription Rights Offering” or convert the loan directly into common shares of Condor. Additionally, from February 2012, the Company holds two financial instruments in Condor, preferred shares and warrants, which are still held on the balance sheet date. On June 6, 2014, under the "Subscription Rights Offering", RES exercised its conversion right to acquire 1,250,000 common shares at US$ 1.60 per share. As a result of this acquisition, the Company – through RES – acquired a 26.9% equity interest in Condor.

The fair value of the Company’s investment in Condor was based on the fair value of its net assets. Condor´s main assets consist of 65 hotels in United States operated by various hotel chains. The Company has allocated the price paid at the fair value of net assets acquired based on the information available on the balance sheet date. Such fair value amounted to Ps. 31.5 million, resulting in a gain on the acquisition of Ps. 15.4 million, which has been recognized under “Share of loss of associates and joint ventures” in the income statements for the fiscal year ended June 30, 2014.

Significant sale of investment properties

On November 15, 2013 IRSA signed the transfer deed for the sale of the 12th floor and two parking units of the Maipú 1300 Building and two parking units of the Libertador 498 Building. The price of the transaction was Ps. 9.0 million (US$ 1.5 million). Such transaction generated a profit before tax of approximately Ps. 7.2 million.

On January 14, 2014, IRSA signed the transfer deed for the sale of the 11th floor and seven parking units of the Maipú 1300 Building. The total price of the transaction was Ps. 9.6 million (US$ 1.4 million). Such transaction generated a profit before tax of approximately Ps. 7.6 million.

On January 24, 2014, IRSA signed the transfer deed for the sale of the 7th floor and 28 parking units of the Bouchard 551 Building. The total price of the transaction was Ps. 124.6 million equivalents to US$ 16.0 million. Such transaction generated a profit before tax of approximately Ps. 98.8 million.

On April 1, 2014, IRSA signed the transfer deed for the sale of the 5th and 6th floor and complementary units in the Costeros Dique IV Building. The total price of the transaction was Ps. 12.4 million (US$ 1.5 million). Such transaction generated a profit before tax of approximately Ps. 10.3 million.

On April 7, 2014, IRSA signed the transfer deed for the sale of the 21th and 22th floors and two parking units of the Maipú 1300 Building and four parking units of the Libertador 498 Building. The price of the transaction was Ps. 24.1 million (US$ 3.0 million). Such transaction generated a profit before tax of approximately Ps. 19.6 million.

On April 10, 2014, IRSA signed the transfer deed for the sale of the 2nd floor of the Avenida de Mayo 589 Building and ten parking units of the Rivadavia 565 Building. The total price of the transaction was Ps. 24.2 million (US$ 3.0 million). Such transaction generated a profit before tax of approximately Ps. 19.9 million.

On May 6, 2014, IRSA signed the transfer deed for the sale of the Constitución 1159 Building. The price of the transaction was Ps. 23.3 million (US$ 2.9 million). Such transaction generated a profit before tax of approximately Ps. 13.4 million.

On May 14, 2014, IRSA signed the transfer deed for the sale to Transportadora de Caudales Juncadella of the unit 449 of the 8th floor of the Bouchard 551 Building. The price of the transaction was Ps. 61.8 million (US$ 7.7 million). Such transaction generated a profit before tax of approximately Ps. 49.2 million.

On May 19, 2014, IRSA signed the transfer deed for the sale to Inco Sociedad Anónima de Inversión, Industria y Comercio of the unit 1 of the ground floor of the Maipú 1300 Building. The price of the transaction was Ps. 6.5 million (US$ 0.8 million). Such transaction generated a profit before tax of approximately Ps. 5.2 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 10,816 square meters.

All sales of the year led to a combined profit for the Company of Ps. 230.9 million, disclosed within the line “Gain from disposal of investment properties” in the income statement.

On May 22, 2014 IRSA Commercial Properties acquired commercial premises with an area of 40 m2, next to our shopping Alto Palermo, located on the ground floor of the building located in Av. Santa Fe 3255/57/59 in an amount of US$ 3.8 million.

Transactions with non-controlling interest

IRSA Commercial Properties

During the fiscal year ended June 30, 2014, the Company, through IRSA, acquired an additional 0.02% interest in IRSA Commercial Properties for a total amount of Ps. 1.2 million. This resulted in a decrease in non-controlling interests of Ps. 0.2 million and an increase in equity attributable to holders of the parent of Ps. 1.0 million. The effect on shareholders’ equity of this change in the equity interest in IRSA Commercial Properties is summarized as follows:

Ps. (million)
Carrying amount of Company’s interest acquired of	0.18
Consideration paid for non-controlling interests	(1.21)
Reserve recorded in shareholders’ equity	(i) (1.03)

(i)	The Reserve includes Ps. 0.36 million for non-controlling interest

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

Brasilagro

During the current fiscal year, we sold 10,400 shares of Brasilagro, representing a 0.02% interest, for a total amount of Ps. 0.27 million. Consequently, we recognized an increase in non-controlling interest for an amount of Ps. 0.25 million and a decrease in equity attributable to holders of the parent of Ps. 0.02 million. The effect on shareholders’ equity of this change in the equity interest in Brasilagro is summarized as follows:

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

IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law N° 26,831 and the CNV’s regulations, for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of common shares or Global Depositary Shares (GDS) representing 10 common shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the Company’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share. On September 18, 2013 the Board of Directors approved an increase to the maximum price, raising it to Ps.10 per common share and US$ 10.50 per GDS. On October 15, 2013, the Board of Directors approved a new increase to the maximum price, raising it to Ps.11.00 per common share and US$ 11.50 per GDS. On October 22, 2013 the Board of Directors approved a new increase to the maximum price, raising it to Ps.14.50 per common share and US$ 15.00 per GDS. During the fiscal year ended June 30, 2014, the Company purchased 533,947 common shares (N.V. Ps. 1 per share) for a total amount of Ps. 5.2 million and 437,075 GDS (representing 4,370,750 common shares) for a total amount of US$ 5.2 million.

On June 10, 2014, the Board of Directors of IRSA resolved to terminate the stock repurchase plan that was approved by resolution of the Board on July 25, 2013, and modified by resolutions adopted on September 18, 2013, October 15, 2013 and October 22, 2013. During the term of the Stock Repurchase Plan, IRSA has repurchased 4,904,697 shares for an aggregate amount of Ps. 37,905,631.

Year ended June 30, 2013

Sale of farmlands

On June 19, 2013, Cresud executed a title deed by means of which Cresud sold to Vargas Derka SH 5,613 hectares  of “La Suiza” ranch, which is engaged in livestock activities located near “Villa Angela”, Province of Chaco, remaining in this establishment 36,380 hectares used by the Company to cattle and crop activities.

The offer price for this transaction amounted to US$ 6.7 million, and was totally collected on the date of the execution of the title deed, generating a gain of Ps. 29.8 million.

On October 11, 2012 Brasilagro sold Horizontina, a field of land located in Tasso Fragoso, State of Maranhão, Brazil for a total amount of Rs. 75 million (Ps. 174.8 million). The payments were collected as follows: an initial payment of Rs. 1 million, Rs. 26 million in October, 2012 and Rs. 45 million upon execution of the conveyance, on January 22, 2013. The remaining balance as of June 30, 2015 amounts to Rs. 3 million, and its collection is subject to compliance with certain conditions. The gain of the sale was Ps. 53.9 million less commission, expenses and taxes.

The Horizontina field had an area of 14,359 hectares and was acquired on March 10, 2010 by the subsidiary Inmobiliaria Ceibo for a total amount of Rs. 37.7 million.

On April 25, 2013, Brasilagro sold a total area of 394 hectares of Araucaria field. The establishment, located in the municipality of Mineros – GO was acquired in 2007 and had, at the time of sale, a total area of 9,862 hectares.

The sale was priced at Rs. 11.7 million (Ps. 26.6 million). The buyer made an initial payment of Rs. 1.7 million and the remaining balance will be collected in eight installments every six months. The first installment of Rs. 2.1 million was collected in August, 2013, the second, of Rs 2.0 million in March 2014, the third, of Rs.1.9 million, in August 2014 and the fourth, of Rs. 1.9 million, in March 2015. The remaining balance as of June 30, 2015 will be collected in three semi-annual installments. The last installment is due at the moment of the execution of the title deed, in August, 2016. The Company recognized a profit before tax for the sale of the Araucaria field for an amount of Rs. 6.7 million (equivalent to Ps. 12.6 million).

On May 10, 2013, Brasilagro sold a total area of 4,895 hectares of Cremaq field. The establishment, located in the municipality of Ribeiro Gonçalves-PI, Brazil was purchased in 2007 and had, at the time of sale, a total area of 32,702 hectares.

On February 20, 2015, while studying the acquired zone, a difference of 62 hectares between measures and the sales agreement, dated May 11, 2013, was verified. This resulted into an increase of 11,166 bags in the sales price.

The sale was priced at Rs. 42.6 million (Ps. 97.6 million). The buyer made an initial installment of Rs. 4.6 million and the remaining balance was agreed to be collected in five installments. The first installment of Rs. 4.3 million was collected in August, 2013, the second, of Rs 4.0 million was collected in October 2013, the third, of Rs.17.5 million, in June 2014 and the fourth, of Rs. 17.1 million, in June 2015. The remaining balance will be collected upon execution of the conveyance deed, in June, 2016. The Company recognized a profit before tax for the sale Cremaq field of Rs. 26.5 million (Ps. 53.2 million).

Transactions with non-controlling interests

IRSA

During the fiscal year ended June 30, 2013, the Company acquired an additional 1.25% interest in IRSA for a total consideration of Ps. 45.8 million. This resulted in a decrease in non-controlling interests of Ps. 33.9 million and an increase in equity attributable to holders of the parent of Ps. 11.9 million. The effect on shareholders’ equity of this change in the equity interest in IRSA is summarized as follows:

Ps. (million)
Carrying amount of IRSA’s interest acquired of	33.9
Consideration paid for non-controlling interests	(45.8)
Reserve recorded in shareholders’ equity	(11.9)

IRSA Commercial Properties

During the fiscal year ended June 30, 2013, the Company, through IRSA and E-Commerce Latina S.A., acquired an additional 0.1% interest in IRSA Commercial Properties for a total consideration of Ps. 2.3 million. This resulted in a decrease in non-controlling interests of Ps. 0.8 million and an increase in equity attributable to holders of the parent of Ps. 1.5 million. The effect on shareholders’ equity of this change in the equity interest in IRSA Commercial Properties is summarized as follows:

Ps. (million)
Carrying amount of IRSA Commercial Properties’s interest acquired of	0.8
Consideration paid for non-controlling interests	(2.3)
Reserve recorded in shareholders’ equity	(i) (1.5)

(i) The Reserve includes Ps. 0.5 million for non-controlling interest

Arcos del Gourmet S.A. (“Arcos”)

On June 07, 2013, the Company, through IRSA Commercial Properties, acquired an additional 1.815% equity interest of its controlled company Arcos for a total amount of US$ 0.8 million. The carrying amount of the non-controlling interest in Arcos on the date of acquisition was Ps. 7,357 (representing an 11.815% interest). This resulted in a decrease in non-controlling interest of Ps. 857 and an increase in equity attributable to holders of the parent of Ps. 3,687. The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos during year 2013, is summarized as follows:

Ps. (million)
Carrying amount of Arcos del Gourmet’s interest acquired of	0.8
Consideration paid for non-controlling interests	(4.5)
Reserve recorded in shareholders’ equity	(i) (3.7)

(i)     The reserve includes Ps. 1.4 million for non-controlling interest

Acquisition of joint venture

On November 29, 2012, IRSA Commercial Properties acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes for Ps. 32.0 million. Under the acquisition agreement, IRSA Commercial Properties is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this Company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, IRSA Commercial Properties is the owner of an indirect interest of 25% in LRSA, whose main asset consists of an usufruct agreement on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fe Avenues and Oro street, in the City of Buenos Aires (the “Predio Ferial”) entered in 1999 into with SRA, owner of such Predio Ferial.

The amount of Ps. 6.1 million has been included as an asset, in the line trade and other receivables together with accrued interests.

The fair value of the IRSA Commercial Properties’  investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the rights of use being the main asset. IRSA Commercial Properties has allocated the price paid at the fair value of the net assets acquired. Such fair value amounted to Ps. 15.2 million, which means a goodwill amount of Ps. 10.7 million recognized under the line “Investments in associates and joint venture” in the statement of Financial position as of June 30, 2013.

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

Disposal of financial assets

During fiscal year ended June 30, 2013, the Company sold 17,105,629 ordinary shares of Hersha’s Hospitality Trust (Hersha) for a total amount of US$ 92.5 million, with a decrease on the equity interest from 9.13% (at the beginning of the year) to 0.49%.

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

Significant sales of investment properties

On August 31, 2012, the Company sold through IRSA certain functional units of the “Libertador 498 Building” of the Autonomous City of Buenos Aires. The total price of the transaction amounted to Ps. 15 million and was collected upon the execution of the title conveyance deeds. This transaction generated a profit before tax of Ps. 12.3 million.

On September 14, 2012, IRSA sold certain functional units on floors 18 and 19, as well as parking areas, of the Bouchard 551 Building. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. This transaction generated a profit before tax of Ps. 16.6 million.

On October 4 and 11, 2012, IRSA signed the transfer deed for the sale of several functional units (stores and parking spaces) of the “Libertador 498 Building”. The transactions price was set at Ps. 29.4 million, amount that has been completely collected. This transaction generated a profit before tax of Ps. 24.1 million

On January 8, 2013, IRSA sold several functional units (stores and parking spaces) of the “Costeros Dique IV Building”. The total price of the transaction was Ps. 9.2 million. This transaction generated a profit before tax of Ps. 7.5 million.

On May 8, 2013, IRSA signed the transfer deed for the sale of the 17th floor and two parking units of the Maipú 1300 Building and two parking units of the Libertador 498 Building. The total price of the transaction was Ps. 7.8 million (US$ 1.5 million). Such transaction generated a profit before tax of approximately Ps. 5.7 million.

On May 20, 2013, IRSA signed the transfer deed for the sale of the 6th floor and two parking units of the Maipú 1300 Building and two parking units of the Libertador 498 Building. The transactions price was set at Ps. 7.6 million (US$ 1.45 million), amount that has been completely collected. This transaction generated a profit before tax of Ps. 5.7 million.

On June 28, 2013, IRSA signed the transfer deed for the sale of 4th, 5th and 6th floors and 56 parking units of the Bouchard 551 Building. The total price of the transaction was Ps. 148.7 million, equivalent to US$ 27.6 million. This transaction generated a profit before tax of Ps. 106.2 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 14,442 square meters.

All sales of the year led to a combined profit for the Company of Ps. 178.0 million, disclosed within the line “Gain from disposal of investment properties” in the income statement.

Acquisition of Rigby 183 LLC

On June 30, 2012, the Company held, through its subsidiary IMadison LLC, a 49% interest in the capital stock of Rigby 183 LLC (“Rigby”), a company that owns office buildings for rental at Madison Avenue 183, New York, USA. On November 27, 2012, the Company, through its subsidiary IRSA International LLC, acquired an additional equity interest of 25.5% in Rigby’s capital stock, thus taking control over said company. As a result of the acquisition, the Company expects to increase its footprint in the US real estate market. The goodwill from the acquisition, which amounts to Ps. 45.7 million, is attributable to the synergies expected to be achieved by combining the Company’s and Rigby’s operations.

The acquisition-related costs, which amount to Ps. 2.6 million, were charged under “General and administrative expenses” line in the statements of income.

The fair value of the investment property acquired for Ps. 679.2 million was assessed by a qualified independent appraiser. The fair value of trade and other receivables amounts to Ps. 2.3 million, including trade receivables in the amount of Ps. 0.1 million. As of the acquisition date, the Company estimates that these receivables are recoverable. The fair value of the non-controlling interest in Rigby, an unlisted company, has been determined on a proportional basis to the fair value of net acquired assets.

The Company has recognized gains of Ps. 124.1 million derived from the reassessment of the fair value of the 49% interest held in Rigby before the business combination. In addition, all exchange gains (losses) accumulated in shareholder’s equity from the interest held in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating results, net" line in the income statements.

The incomes Rigby has generated since November 27, 2012 and that have been disclosed in the consolidated income statements amount to Ps. 40.9 million. Rigby has also run a net gain of Ps. 8.1 million during said period. If Rigby had been included in the consolidation since July 1, 2012, the consolidated income statements would have shown pro forma revenues in the amount of Ps. 2,202.9 million and pro-forma net income of Ps. 297.5 million.

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

Disposal of subsidiaries

During the fiscal year ended June 30, 2013, IRSA sold to Doneldon S.A., the 100% of Sedelor S.A.'s, Alafox S.A.'s and Codalis S.A.'s capital stock, all of them companies incorporated in the Republic of Uruguay, with no business activity. Later, IRSA sold to Cresud the 100% of Doneldon S.A.'s capital stock.

Transactions and authorizations pending

Urban Properties and investments

Paraná plot of land

On June 30, 2009, the Company, through IRSA Commercial Properties, subscribed a “Letter of Intent” by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and operate a shopping center or mall.

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

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days from the date in which the selling party evidenced with a certified copy before the buying party that the real estate was not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A..

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned. As of the consolidated financial statements date, evidence of such notice has not been provided.

Acquisition of commercial center goodwill

The Company, through IRSA Commercial Properties, has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A. (“INC”), located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was US$ 1.3 million. Out of this total, US$ 0.05 million were paid. The mentioned payment was recorded as an advance under “Trade and other receivables” line.

Antitrust Law

Law N° 25,156, known as "Antitrust Law" as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration According to this law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than Ps. 200.0 million must be submitted to the Comisión Nacional de Defensa de la Competencia (hereinafter referred to as the "Antitrust Commision") for approval. Certain exemptions apply. Submissions may be filed either prior to the transaction or within a week after its completion. The Antitrust Commision may (i) authorize the transaction, (ii) condition the transaction to the accomplishment of certain acts, or (iii) reject the authorization.

In general, acquisitions effected by the Company are within the scope of the Antitrust Law. In this cases, the Company directly requests authorization. In other cases, the Company may request the Antitrust Commision to issue a prior statement about whether a particular transaction should be either notified or submitted for approval by the Company.

As of June 30, 2015 and 2014, the following cases are pending resolution by the Antitrust Commision:

(i)
The Company requested the Antitrust Commission to issue a statement about the Company's obligation to either notify or submit for authorization the acquisition of the property formerly owned by Nobleza Piccardo S.A.I.C.Y F.. The Antitrust Commision stated that the operation had to be notified. The Company appealed this decision. Subsequently, the Court of Appeals confirmed the Antitrust Commission’s decision regarding the obligation to notify and, therefore, on February 23, 2012, local form F1 was filed, which is being processed as of the date hereof.

(ii)
Purchase of Arcos shares: On December 3, 2009 the Company requested that the CNDC issued a ruling on the notification requirement. The CNDC confirmed that the transaction had to be notified; as a result, notice was served in December 2010 and as of the consolidated financial statements date it is still pending.

(iii)
Acquisition of shares in Nuevo Puerto Santa Fe (NPSF): On August 23, 2011 the Company informed the CNDC of the direct and indirect acquisition of NPSF (IRSA Commercial Properties directly acquired 33.33% of NPSF and indirectly a 16.66% through its controlled company Torodur SA). On December 14, 2014 the CNDC notified approval of the transaction.

(iv)
Acquisition of shares in Entertainment Holdings SA (EHSA): On December 7, 2012, the Company informed the CNDC of the acquisition of shares in EHSA, which indirectly owns 50% of La Rural S.A. – a company that operates a convention center known as Predio Ferial de Palermo. As of the consolidated financial statements date, the transaction is pending approval by the CNDC.

Capital Expenditures

Our capital expenditures totaled Ps. 499.5(1) million,  Ps. 435.7(2) million and Ps. 1,048.0(3) million for the fiscal years ended on June 30, 2015, 2014 and 2013, including other property and equipment acquired in business combinations. Our capital expenditures consisted in the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, completion of building a shopping center, construction of real estate and acquisition of land reserves.

Our capital expenditures for the new fiscal year will depend on the prices of real estate, land for agriculture and cattle as well as the evolution of commodity prices.

Fiscal Year Ended June 30, 2015

During the fiscal year ended June 30, 2015 we invested Ps. 318.0 million in the urban properties and investment business, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 1.2 million, Ps. 9.0 million and Ps. 4.5 million, respectively, (b) acquisition of furniture and fixtures, machinery and equipment, vehicles and other buildings and facilities for Ps. 35.0 million, (c) improvements made to our shopping centers for Ps. 60.4 million, (d) development of properties for Ps. 186.5 million, corresponding Ps. 1.5 million to "Distrito Arcos" project and Ps. 185.0 million to Shopping Neuquén project, (e)  supliers advances for investment acquisitions for Ps. 14.0 million, (f) Ps.  5.9 million improvements in our Office buildings and other rental properties and (g) Ps. 1.6 million were related to the acquisition of plots of lands.

In addition, our main investments in the agriculture business during the fiscal year 2015 were Ps. 181.5 million, mainly due (a) acquisition and development of owner occupied farmland for Ps. 153.3 million (including Ps. 93.3 million of subsidiary Brasilagro), (b)  Ps. 8.4 million in investment properties, (c) Ps. 5.7 million in machinery and equipment, (d) Ps. 4.7 million in vehicles, (e) Ps. 8.7 million in other building and facilities and (f) Ps. 0.7 million in furniture and fixtures.

1 Includes the acquisition of investment properties, the acquisition of property, plant and equipment and suppliers advances for acquisition of property, plant and equipment for Ps. 484.3 million according to the Statement of cash flows, non-cash transactions for Ps. 2.3 million as described in Note 21- Cash flow information and capitalized borrowing costs for Ps. 13.0 as described in Note 10 – Investment properties, of the Consolidated Financial Statements as of June 30, 2015.

2 Includes the acquisition of investment properties, the acquisition of property, plant and equipment and suppliers advances for acquisition of property, plant and equipment for Ps. 434.9 million according to the Statement of cash flows, non-cash transactions for Ps. 0.8 million as described in Note 21- Cash flow information of the Consolidated Financial Statements as of June 30, 2014.

3 Includes the acquisition of investment properties, the acquisition of property, plant and equipment and suppliers advances for acquisition of property, plant and equipment for Ps. 366.3 million according to the Statement of cash flows, non-cash transactions for Ps. 2.5 million as described in Note 22 - Cash flow information, and acquisition of subsidiaries for Ps. 679.2 million as described in Note 11 – Investment Properties, of the Consolidated Financial Statements as of June 30, 2013.

Fiscal Year Ended June 30, 2014

During the fiscal year ended June 30, 2014 we invested Ps. 318.4 million in the urban properties and investment business, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 5.6 million, Ps. 2.1 million and Ps. 2.3 million, respectively, (b) acquisition of furniture and fixtures, machinery and equipment, and other buildings and facilities for Ps. 9.5 million, (c) improvements made to our shopping centers for Ps. 61.1 million, (d) development of properties for Ps. 179.3 million, corresponding Ps. 99.9 million to "Arcos" project and Ps. 79.4 million to Shopping Neuquén project, (e)  supliers advances for investment acquisitions for Ps. 29.6 million, (f) Ps.  24.0 million improvements in our Office buildings and other rental properties and (g) Ps. 0.5 million were related to the acquisition of plots of lands.

In addition, our main investments in the agriculture business during the fiscal year 2014 were Ps. 117.3 million, mainly due (a) acquisition and development of owner occupied farmland for Ps. 96.9 million (including Ps. 58.2 million of subsidiary Brasilagro), (b)  Ps. 7.0 million in investment properties, (c) Ps. 6.1 million in machinery and equipment, (d) Ps. 3.2 million in vehicles, (e) Ps. 3.0 million in other building and facilities and (f) Ps. 1.1 million in furniture and fixtures

Fiscal Year Ended June 30, 2013

During the fiscal year ended June 30, 2013, we invested Ps. 920.9 million, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 0.9 million, Ps. 2.6 million and Ps.0.4 million, respectively, (b) acquisition of furniture and fixtures, machinery and equipment, and other buildings and facilities for Ps. 11.6 million, (c)  improvements made to our shopping centers for Ps. 56.9 million, (d)  development of properties for Ps. 144.2 million, corresponding Ps. 117.9 million to “Arcos” project and Ps. 26.3 million to Shopping Neuquén project (e) improvements in our Office buildings and other rental properties for Ps. 7.6 million, (f) Ps. 679.2 million were related  to the purchased an additional 25.5% equity interest in Rigby 183 LLC ’s capital stock, (g) Ps.15.8 million are related to suppliers advances and (h) Ps. 1.8 million were related to the acquisition of plots of lands.

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

Recent Developments

Cresud’s Recent Development

Issuance of Notes

On August 12, 2015, we issued Notes for an aggregate principal amount in two series:

•
Series 21 Notes, for a principal amount of Ps. 192.2 million, with a maturity of 18 months after the issuance date, which will accrue interest at mixed rate. Fixed rate of 27.5% during the first nine months and floating rate (Badlar plus 375 basis points), after that. Interest will be payable quarterly in arrears. The issuance price was 100.0% of the nominal value.

•
Series 22 Notes, for a principal amount of US$ 22.7 million, with an issuance price of 97.65% of the nominal value resulting US$ 22.2 million, and falling due 48 months after the issuance date, will accrue interest at fixed annual rate of 4%. Interest will be payable quarterly in arrears whereas principal will be amortized in two payments in month 44 and 48.

Annual Shareholders Meeting.

On October 30, 2015, was held the Ordinary and Extraordinary Shareholders’ Meeting in which was approved the following items:

•	Consideration of documents contemplated in section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2015.
•	Reinstatement of the “Legal Reserve” account. Treatment of allocation of the “Additional Paid-In Capital” account. Consideration of Reclassification of Reserves.
•	Consideration of Board of Directors’ performance.
•	Consideration of Supervisory Committee’s performance.
•
Consideration of compensation payable to the Board of Directors for $14,310,941 (total compensation) for the fiscal year ended June 30, 2015. Delegation on the Board of Directors of powers to approve the Audit Committee’s budget.

•	Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2015.
•	Determination of the number and election of Regular Directors and Alternate Directors, as applicable.
•	Appointment of Regular and Alternate Members of the Supervisory Committee.
•	Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers.
•	Updating of report on Shared Services Agreement.
•	Treatment of amounts paid as personal assets tax levied on the shareholders.
•
Consideration of increase of the amount of the Global Note Program for a maximum outstanding amount of up to US$ 300,000,000 (three hundred million dollars) (or its equivalent in other currencies) the creation of which was approved by the shareholders’ meeting dated October 31, 2012 (the “Program”) by an additional amount of up to US$ 200,000,000 (two hundred million Dollars) (or its equivalent in other currencies).

•
Consideration of: (i) delegation to the Board of Directors of the broadest powers to implement the increase and/or reduction in the Program amount; (ii) renewal of the Board of Directors’ powers to (a) approve, enter into, deliver and/or execute any agreement, contract, document, instrument and/or security related to the Program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and process before the Argentine Securities Commission the authorization for the public offering of such notes; (c) if applicable, apply for and process before any authorized securities exchange or market of Argentina and/or abroad the authorization for listing and trading of such notes; and (d) carry out any acts, dealings, filings and/or proceedings related to the Program and/or the increase in its amount and/or the issuance of the various series and/or tranches of notes thereunder; and (iii) authorization for the Board of Directors to subdelegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.

In addition it was approved to adjourn the Ordinary and Extraordinary Shareholders’ Meeting to November 26, 2015, in order to consider and approve the following items:

•	Consideration of net income for the fiscal year ended June 30, 2015. Consideration of payment of a cash dividend for up to $88,100 thousand.
•	Consideration of allocation of treasury shares. Delegation of powers.

Sale of IRSA´s shares

As of the date of issuance of these annual report, we sold, through various market transactions, 410,181 ADR´s of IRSA, representing 10 common shares of IRSA  for the amount of US$ 7.1 million. Thus, our investment in IRSA would decrease by 1.1%.

IRSA’s Recent Developments

Annual Shareholders Meeting.

On October 30, 2015, was held the Ordinary and Extraordinary Shareholders’ Meeting of IRSA in which was approved the following items:

•	Consideration of documents contemplated in Section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2015.
•	Consideration of Board of Directors’ performance.
•	Consideration of Supervisory Committee’s performance.
Consideration of compensation payable to the Board of Directors for $18,596,284 (total compensation) for the fiscal year ended June 30, 2015. Delegation on the Board of Directors of powers to approve the Audit Committee’s budget.

•	Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2015.
•	Determination of the number and election of Regular Directors and Alternate Directors, as applicable.
•	Appointment of Regular and Alternate Members of the Supervisory Committee.
•	Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers.
•	Updating of report on Shared Services Agreement.
•	Treatment of amounts paid as personal assets tax levied on the shareholders.
•
 Consideration of renewal of delegation on the Board of Directors of the powers to determine the time and currency of issue and further terms and conditions of the notes to be issued under the Global Note Program for up to US$ 300,000,000 currently outstanding, in accordance with the resolutions adopted at the Shareholders’ Meeting dated October 31, 2011.

In addition it was approved to adjourn the Ordinary and Extraordinary Shareholders’ Meeting of IRSA to November 26, 2015, in order to consider and approve the following items:

•	Treatment and allocation of net income for the fiscal year ended June 30, 2015. Consideration of payment of a cash dividend for up to $72,000 thousand.
•
Consideration of Special Merger Financial Statements of Unicity SA; Special Merger Financial Statements of Solares de Santa María SA; Special Spin-Off Financial Statements of E-Commerce Latina SA; Special Spin-off-Merger Financial Statements of E-Commerce Latina SA; Special Merger Individual Financial Statements of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) and Consolidated Financial Statements of IRSA for Merger with Solares de Santa María SA and Unicity SA and Spin-Off-Merger with E-Commerce Latina SA prepared as of June 30, 2015, as well as Supervisory Committee’s and Auditor’s Reports. Consideration of preliminary merger agreement with Solares de Santa María SA and Unicity SA and preliminary spin-off-merger agreement with E-Commerce Latina SA and further documents. Authorizations and delegations of powers. Appointment of representative to execute final agreement and carry out additional proceedings.

Investment in IDBD

On July 6, 2015, the arbitrator granted an injunction requested by Extra, therefore Dolphin appointed only three directors for the next meeting and may appoint such number of directors until the arbitrator issues a final decision about who is the purchaser under the BMBY process.

On July 9 and 16, 2015, Dolphin submitted certain clarifications to the Proposal Sent to IDBD and DIC dated June 29, 2015.

On July 9, 2015, the main clarifications were as follows:

•
The termination or expiration of the Proposal to IDBD and DIC would not repeal the commitments undertaken by Dolphin under the proposal submitted by Dolphin to IDBD on May 6, 2015 always provided that such commitments continued in full force and effect subject to the proposed terms, or Dolphin’s remaining commitment to inject NIS8.5 million in IDBD pursuant to its irrevocable proposal dated December 29, 2014.

•
A further condition would be added to the Proposal to IDBD and DIC whereby if Dolphin’s interest in the rights public offering were lower than NIS8.5 million, Dolphin would remain obliged vis-à-vis IDBD to inject the remaining amount arising from subtracting NIS8.5 million and the amount effectively injected at this instance by Dolphin.

•
IDBD would replace its commitment to exercise DIC’s Series 1 warrants for NIS92.5 million with the commitment to exercise the Series 1 warrants for at least the amount that results from subtracting (a) the Capital Contribution Amount; less (b) NIS100 million, always provided that such amount does not exceed NIS92.5 million.

On July 13, 2015, Dolphin extended the maturity of the Proposal to IDBD and DIC until July 16, 2015. In addition, on July 16, 2015, Dolphin submitted additional clarifications to the Proposal to IDBD and DIC dated June 29, 2015 and July 9, 2015, which provided as follows:

•
Dolphin agrees that the new shares to be acquired by Dolphin or any entity controlled by Eduardo Sergio Elsztain under the public offering of shares to be made by IDBD during October 2015 would not grant to it the right to participate in the Tender Offer always provided that such new shares are still held by Dolphin or an entity controlled by Eduardo Sergio Elsztain. Notwithstanding, nothing will prevent Dolphin and/or the entity controlled by Eduardo Sergio Elsztain that holds such new shares to be acquired under the public offering to be made in October 2015 by IDBD from freely disposing of them.

On July 16, 2015, IDBD’s Board of Directors approved a capital increase by means of a public offering pursuant to the terms proposed by Dolphin in the Proposal to IDBD and DIC, and to exercise DIC’s warrants, all based on Dolphin’s irrevocable commitment to participate in the referred capital increase. IDBD plans to carry out the public offering between October 1 and November 15, 2015, subject to the company’s corporate approvals, other statutory consents required and the fact that the exercise of DIC’s warrants can be made pursuant to the terms and conditions set forth in Dolphin’s proposal.

On July 16, 2015, DIC’s Board of Directors accepted the Proposal to IDBD and DIC and instructed its management to take such steps as necessary in order to make a rights offering pursuant to Dolphin’s proposal. On August 28, 2015, DIC published a shelf offering report for the issuance of rights to its shareholders. On September 6, 2015, DIC completed the rights offering process, issuing four series of warrants to its shareholders, which are exercisable into DIC shares. As of the date hereof, IDBD has not completed the capital injection in DIC.

On August 16, 2015, the Arrangement Trustees submitted a petition to the Tel-Aviv Jaffo Court for it to determine that: (a) IFISA would be subject to the commitments in the Arrangement jointly and severally with Dolphin; (b) the shares held by IFISA or any other company controlled by Eduardo Sergio Elsztain (including Dolphin) would not be eligible to take part in the Tender Offer; and (c) the shares held by any company controlled by any of the controlling shareholders of IDBD, including any corporations controlled by Eduardo Sergio Elsztain (including Dolphin) and transferred to other entities would not be eligible to take part in the Tender Offer. On August 31, 2015, the competent court asked the Arrangement Trustees to make a supplementary filing to the one dated August 16, 2015, identifying the parties to whom such request was addressed, which filing was made on the above mentioned date. On September 7, 2015 the court dismissed the Arrangement Trustees' filing for failure to submit the supplementary filing requested by the competent court on August 31, 2015.

On August 17, 2015, the Arrangement Trustees submitted to IDBD, its Board of Directors, Dolphin and Extra (among others) an alternative scheme to the one proposed by Dolphin on May 27, 2015 as part of Dolphin’s and Extra’s obligations under the Tender Offer (the “Trustees' Proposal”) which was filed with the competent court. The Trustees’ Proposal provided as follows:

•
Replacement of the obligation to carry out Tender Offers for a total of NIS512 million with the obligation by Dolphin and Extra (and/or their related parties) to inject NIS512 million in IDBD against the issuance of bonds. The NIS512 million would be injected in two tranches of NIS256 million each (the “First Tranche” and the “Second Tranche”, respectively).

i)
The First Tranche would be completed by December 31, 2015, and against its injection IDBD would issue in favor of such investors other than Dolphin, Extra and/or any of their related parties (the “Minority Investors”) bonds for a principal amount of NIS256 million, by reopening Series 9 (“Series 9”), or by issuing a new series of bonds under terms and conditions replicating those of Series 9 (“IDBD’s New Bonds”).

ii)	The Second Tranche would be completed by January 31, 2016 and against its injection the Minority Investors would receive IDBD’s New Bonds for a principal amount of NIS256 million.

iii)	Following the exercise of the First Tranche and Second Tranche, Minority Investors would deliver 64 million shares to the obligors under the Tender Offer.

iv)
In addition, on January 31, 2016, Dolphin and Extra (or any of their related parties) would purchase the remaining shares held by the Minority Investors for a total of NIS90 million, payable on that same date.

•	If the sale of Clal is consummated, IDBD will carry out a partial bond repurchase offering at par value among all series of bonds.

•	The Trustees’ Proposal would be carried out before IDBD launches a new issuance of shares or rights or, alternatively, each new share or right issued would not be part of the proposal as submitted.

•	The Trustees’ Proposal is not approved by the Minority Investors; and such approval would be sought after the proposal is accepted by IDBD, Dolphin and Extra.

On August 30, 2015, IDBD sent a request on Dolphin and Extra for them to express their position on the Trustees’ Proposal, without setting a specific date for their response.

On September 3, 2015 Dolphin rejected the Trustees' Proposal and, therefore, it is invalid as of the date of issuance of these Financial Statements.

On September 9, 2015, The Arrangement Trustees filed to the Tel Aviv District Court an amended application for instructions (the “Application of the Arrangement Trustees”), to which Dolphin, IFISA, Extra and others were added as parties, requesting Court to instruct that IFISA is obliged to all the Investors' obligations under the Arrangement; that the IDBD shares held by any entity controlled by Eduardo Sergio Elsztain are not entitled to participate in the tender offers and that IDBD shares held or were held by Eduardo Sergio Elsztain and Mr. Ben Moshe and/or by any other entity controlled by them, and were transferred or will be transferred to others, are also not entitled to participate in the tender offers.

On September 24, 2015, the arbitrator granted the arbitration award related to the BMBY process, pursuant to which Dolphin and IFISA were designated as buyers in the BMBY process, and consequently Extra was designated as the seller; in the aforementioned framework Extra has to sell all the shares held in IDBD (92,665,925 shares) at a price of NIS1.64 per share.

On September 24, 2015, the Arrangement Trustees submitted to the Court an application for a temporary injunction prohibiting Dolphin, IFISA, Extra and other vehicle and/or their representatives to carry out any action or transactions regarding the Company's shares, until the Court's decision in the Application of the Arrangement Trustees, as described above.

Furthermore, on October 11, 2015, the BMBY process concluded and IFISA purchased all the shares of IDBD (92,665,925 shares) held by Extra, for a total consideration of approximately NIS152 million (equivalent to US$39.7 million as of the date of the transaction). For more information, please see “Item 4—Recent Developments”.

On October 1, 2015, Dolphin and IFISA submitted to the Court their response to the Application of the Arrangement Trustees’. Dolphin asked the court to dismiss the Arrangement Trustees petition, and their position included the following arguments: (a) IFISA is not obliged to comply with Dolphin's obligations according to the Arrangement; (b) IFISA and any other corporation controlled by Eduardo Sergio Elsztain are eligible to participate as offerees in the Tender Offers according to the Arrangement and (c) The Arrangement Trustees' requirement regarding the eligibility of shares to participate in the tender offers should to be dismissed. Also, Dolphin undertook that upon the closing of the BMBY, 106.6 million shares held by it will not participate in the Tender Offers, as long as these shares are held by entities controlled by Eduardo S. Elsztain

On October 7, 2015, the Arrangement Trustees submitted to the Court their response to Dolphin and IFISA concerning the Application of the Arrangement Trustees’.

Furthermore, on October 11, 2015, the BMBY process concluded and IFISA purchased all the shares of IDBD (92,665,925 shares) held by Extra, for a total consideration of approximately NIS152 million (equivalent to US$39.7 million as of the date of the transaction). Upon the closing of the transaction, all Extra’s directors in IDBD presented their irrevocable resignation to IDBD’s Board of Directors and the Shareholders Agreement automatically terminated in accordance with its terms. Furthermore, on the same date, Dolphin pledged additional shares as security of the performance of the Tender Offers, rising the number to 64,067,710 pledged shares.

. On October 19, 2015, Dolphin and IFISA submitted their response to Court regarding the Application of the Arrangement Trustees in which, among other things, Dolphin clarified that as the offeror in the Tender Offers, it does not intent and will not participate as an offeree in the Tender Offers. Notwithstanding, according to Dolphin’s position, it has the right to offer to any other shareholder of IDBD, including entities controlled by Eduardo Sergio Elsztain, to purchase shares within the Tender Offers and also to sell shares to third parties (including those controlled by Eduardo Sergio Elsztain), and the shares being sold are able to participate as offerees in the Tender Offers, without derogating from Dolphin’s undertakings according to which 106,600,000 shares held by it will not participate in the Tender Offers, as long as they are held by entities controlled by Eduardo Sergio Elsztain).

On October 20, 2015, the Court decided to grant declaratory remedies requested in the Application of the Arrangement Trustees, according to which:

•	The shares held by Dolphin and any other company controlled by Eduardo Sergio Elsztain are not entitled to participate as offerees in the Tender Offers.

•
The shares held or that were held by Dolphin and/or by companies controlled by Eduardo Sergio and which were transferred or will be transferred by them to other parties, will not be entitled to participate in the Tender Offers.

•	These remedies will not apply to shares which were acquired from the minority shareholders within the framework of the trade in the stock exchange and which came into the possession of IFISA.

The Court rejected the request of the Arrangement Trustees to determine that IFISA is obliged to undertake all the commitments under the terms of the Arrangement, but stated that Dolphin violated its commitment to make IFISA to commit under the undertakings in accordance with the terms of the Arrangement. Dolphin and IFISA reported to IDBD that they intend to appeal the Court decision.

On October 26, 2015, and following the October 20, 2015 court decision and the declaratory remedies submitted, Dolphin and IFISA sent a letter to IDBD ("Dolphin and IFISA's Letter") that, according to their position, and as detailed in the letter: (a) The reservation prescribed by the court vis-à-vis the shares which were acquired from the minority shareholders in trading on the stock exchange and which came into the possession of IFISA, applies to the 127,441,396 shares of IDBD held by IFISA and 131,600 shares of IDBD held by Dolphin, which should be entitled to participate as an offeree in the Tender Offers; and (b) with respect of the 51,760,322 additional shares of IDBD presently held by Dolphin, originating in acquisitions from minority shareholders in IDBD, it may be interpreted from the judgement that, those shares cannot participate as an offeree in the Tender Offers, so long as they are held by Dolphin, however Dolphin is not prevented from selling these shares to any third parties, and that in such a case, that third party shall have the right to participate in the Tender Offers for those shares.

On October 29, 2015, the Arrangement Trustees filed an urgent application for a contempt of court order against Dolphin and IFISA (the "Application for Contempt") and to enforce them to follow the court's instructions of October 20, 2015, alleging that Dolphin and IFISA's letter , published by IDBD on October 27, 2015, which informed of the quantity of shares purchased from the minority shareholders within the framework of the trade in the stock exchange is contrary to the court's decision and thus Dolphin and IFISA are acting in contempt of court.

On October 29, 2015, Dolphin and IFISA filed an appeal to the Supreme Court, with respect to the court decision of October 20, 2015, also requesting to hold an urgent hearing on the appeal. The hearing on the appeal was scheduled for December 16, 2015.

On November 2, 2015, Dolphin and IFISA submitted their response to the Application for Contempt, requesting court to dismiss the application as the Contempt of Court Ordinance does not apply to declaratory remedies and as Dolphin and IFISA did not violate any court order.

On November 4, 2015, the Arrangement Trustees filed a rejoinder to Dolphin´s and IFISA's response to the Application for Contempt, requesting the Court to clarify that the Reservation (as defined below) determined in the Court's decision dated October 20, 2015 shall apply exclusively in the case the following conditions apply:: (1) that the shares were acquired in the market from the public; (2) the acquisition was made within the framework of trading on the TASE; and (3): that the shares are currently held by IFISA; accordingly, the Court was requested to clarify that the Dolphin´s and IFISA's position as filed in the letter dated October 26, 2015 is not and cannot be the correct interpretation of the Judgment.

On November 4, 2015, Dolphin and IFISA filed their response to the rejoinder of the Arrangement Trustees, requesting the Court to dismiss the Arrangement Trustees' request to clarify the judgement.

On November 5, 2015, the Court decided to deny the Application for Contempt filed by Arrangement Trustees. However, the Court stated in an obiter-dictum that Dolphin and IFISA's interpretation of the Reservation in the Decision dated October 20, 2015, within Dolphin and IFISA's letter, stand in contradiction insofar as with regard to the scope of the Reservation.

On November 5, 2015, the Arrangement Trustees sent a letter to Dolphin and IFISA, demanding them, in light of the Court's decision of the same day, to amend Dolphin and IFISA's letter and to inform the Securities Authority and IDBD that all the tender offers will be addressed to the minority shareholders of IDBD and that Dolphin and/or IFISA and any corporation under the control of Mr. Elsztain, will not be offerees in the tender offers and that every share which will be transferred by them to third party, if transferred, will also not be entitled to be an offeree in the tender offer.

On November 5, 2015, the Arrangement Trustees sent a letter to IDBD, demanding it, in light of the Court's decision of the same day, to amend Dolphin and IFISA's letter and to inform the public and the Securities Authority immediately that Dolphin and IFISA's Letter as published by  IDBD, is inconsistent with the court's decision and that all the shares held by Dolphin and IFISA or any corporation within the Elsztain Group or which shall be purchased from those corporations, shall not carry a right to participate in the tender offers as an offeree.

On November 10, 2015, following the request of the ISA to IDBD, IDBD approached Dolphin and IFISA in order to obtain their position with regard to the amount of shares held by corporations controlled by Mr. Eduardo Sergio Elsztain and which are entitled to participate in the Tender Offers according to the Reservation in the Court's decision dated October 20, 2015 (the "First Decision"; the "Reservation") and following the Court's decision dated November 5, 2015 (the "Second Decision"). In response to this request, Dolphin and IFISA notified IDBD that their position, as expressed in Dolphin and IFISA's letter, remains unchanged.

On November 10, 2015, Dolphin and IFISA filed an application to the Supreme Court to schedule the hearing on the appeal, which was scheduled for December 16, 2016, to an earlier date, due to the fact that Dolphin has to publish a Tender Offer by December 31, 2015, in order to have a high level of certainty regarding the legal situation as soon as possible.

On November 12, 2015, IDBD reported that, at its request, Dolphin extended the validity of its commitment with regard to the public offering so that it will be performed no later than November 17, 2015 (instead of the original date of November 15, 2015), which was further extended until December 1, 2015. In addition, IDBD was notified by Dolphin, that discussions are being held between Dolphin and the Arrangement Trustees for a potential amendment to the Arrangement with respect to the Tender Offers, pursuant to which the undertakings to execute the Tender Offers will be transformed to an injection of funds into IDBD and bonds to be issued by IDBD instead of a potential public offering as mentioned above. IDBD further reported that the Arrangement Trustees sent a letter stating that the amendments to the Arrangement regarding the Tender Offers are not acceptable for the bondholders, and that the bondholders may convoke a bondholders´ meeting to discuss such issues if IDBD´s Board of Directors do not disapprove such proposal.

Company is assessing its defense strategy, as well as the impact of the closing of the BMBY process with IFISA as the purchaser of the shares of IDBD held by Extra

On November 11, the lock-up under the TASE regulations expired, and therefore there are no shares restricted under this provisions as of the date of hereof.

Class Action Claim

In June 2015, an application for the court to approve the commencement of a class action (the “Class Action”) was filed by four individuals who argue that they were among the creditors of IDBH and that as a result of IDBH’s approved Arrangement they received shares in IDBD and that therefore they were entitled to participate in the Rights Offerings made in 2014 and 2015.The Class action was filed before the applicable courts of Israel against IDBD, Dolphin, Eduardo Sergio Elsztain, Extra and Mordechai Ben Moshe (in their capacities both as controlling shareholders of IDBD and as board members of IDBD) and against the members of IDBD’s Board of Directors and alternate directors who were in office between 2014 and 2015. The amount of the claim is NIS1,048 million (equivalent to US$277.6 million as of June 30, 2015).

As concerns the legal action, pursuant to the applicable laws the proceedings are divided into two stages: (i) the preliminary stage, in which the plaintiff pleads the court to allow the complaint to be admitted as a class action, in which the plaintiff shall prove by producing reasonable evidence that it satisfies the minimum requirements for the class action to qualify as such pursuant to the applicable laws; and (ii) if such requirements are met and the case is admitted as a class action, the substantive proceedings will start.

At present, the Class Action is at the preliminary stage.

Pursuant to the applicable laws the defendants have a 90-day term to file their defense (such term does not include the period from July 21 to September 5, 2015, when the Israeli courts are on recess and an eight days recess during the Jewish holiday of Sukot).

Based on the Israeli legal counsel, it is more likely than not that the Class Action will be dismissed against Dolphin.

In the application for Class Action, the plaintiffs argued, among other things, that IDBD’s controlling shareholders and its Board of Directors acted in concert to frustrate the sale of Clal’s shares to JT Capital Fund (“JT”) and privileged their own interests, causing them material damages as under the terms of the Arrangement they would have been entitled to receive a larger payment had the above mentioned sale been consummated.

In addition, they sustain that the Rights Offerings made in 2014 and 2015 discriminated against the minority shareholders and were carried out without obtaining the required consents (given the personal interest of the controlling shareholders), resulting in the dilution of plaintiffs’ rights’ economic value.

Loan agreements with Inversiones Financieras del Sur S.A.

On July 28, 2015, IRSA's subsidiary Dolphin granted a loan to IFISA, a company indirectly controlled by Eduardo Sergio Elsztain for an aggregate amount of US$7.2 million, which will mature on July 2016 and will accrue interests at a rate of f Libor 1M + 3%.

           In addition, on October 9, 2015, through IRSA's subsidiary REIG V L.P. (“Reig V”) IRSA granted another loan for an aggregate amount of US$40 million to IFISA, which will mature on October 2016 and will accrue interests at a rate of f Libor 1M + 3%.

Repurchase of Notes Series V

On August 25, 2015, IRSA repurchased a nominal amount of Ps. 113,762,000 of our Series V Notes for an aggregate amount of Ps.120.5 million, which were cancelled at maturity.

Sale of units in the Intercontinental Plaza Building

On September 10, 2015, IRSA Commercial Properties closed the sale to an unrelated third party of 5,963 square meters that represent seven floors of office space, 56 parking units and three storage units in the Intercontinental Plaza Building located in the neighborhood of Montserrat in the City of Buenos Aires. After such sale, 7,159 square feet remain in IRSA Commercial Properties‘portfolio. The purchase price was Ps.324.5 million, which has been fully paid.

Issuance of Series I Notes

On September 18, 2015 IRSA Commercial Properties issued Series I Notes under its Global Note Program in an aggregate principal amount of Ps.407,260,000 (equivalent to US$43,441,066.67). Series I Notes have a maturity of 18 months from its issue date, and will bear a mixed interest rate of 26.5% per year during the first three months, and Private Badlar Rate (Tasa Badlar Privada) plus 400 bps per year during the remaining period, payable on a quarterly basis.

Sale of units in the Maipú 1300 Building

On November 6, 2015, IRSA closed the sale to an unrelated third party of 864 square meters that represent two floors of office space, and 4 parking units. After such sale, 2,134 square feet remain in IRSA's portfolio. The purchase price was U$S 3 million, which has been fully paid.

B. BUSINESS OVERVIEW

General

We are a leading Latin American agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in Brasilagro, as well as in other Latin American countries.  We are currently involved in several farming activities including grains and sugarcane production, beef cattle raising and milk production. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. In addition, we lease lands to third parties and perform agency and agro-industrial services, including a meat packing plant. Our shares are listed on Mercado de Valores de Buenos Aires (“MVBA”) and the NASDAQ.

We are also directly engaged in the Argentine real estate business through our subsidiary IRSA, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping centers, premium offices, and luxury hotels in Argentina, as well as the development of residential properties. IRSA’s shares are listed on the MVBA and the NYSE. We own  64.30% of the outstanding common shares of IRSA and a majority of our directors are also directors of IRSA.

During the fiscal years ended June 30, 2013, 2014 and 2015, we had consolidated revenues of Ps. 3,528.5 million, Ps. 4,604.0 and Ps. 5,651.8 million, and consolidated net income/(loss) of Ps. 154.3 million, Ps. (1,408.4)  million and Ps. 176.2 million, respectively. During the fiscal years ended June 30, 2014 and June 30, 2015, our total consolidated assets decreased 3.2% from Ps. 15,783.7 million to Ps. 15,275.4 million, and our consolidated shareholders’ equity decreased 12.0% from Ps. 4,434.8 million to Ps. 3,902.0 million.

We operate in two businesses areas, namely, “Agricultural” and “Investment and Development Properties” businesses, as further described below.

Our Agricultural business is further comprised of eight reportable segments:

•
Our “Crops” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation; the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops Segment had assets of Ps. 1,822.3 million and Ps. 2,199.2 million as of June 30, 2015 and 2014, respectively, representing 56% and 61% of our agricultural business assets at such dates, respectively. Our Crops segment generated operating loss of Ps. 252.9 million, Ps. 147.5 million and Ps. 110.1 million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively, representing (82%), 395% and (313%), of our consolidated operating income/loss from Agricultural Business for such years, respectively.

•
Our “Cattle” segment consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle segment had assets of Ps. 621.0 million and Ps. 499.5 million as of June 30, 2015 and 2014, respectively, representing 19% and 14% of our agricultural business assets at such dates, respectively. Our Cattle segment generated operating income of Ps. 36.7 million and Ps. 32.1 million for the fiscal years ended June 30, 2015 and 2014 respectively, representing 12% and (86%), of our consolidated operating income from Agricultural Business for such years, respectively and operating loss of Ps. 13.8 million for the fiscal year ended June 30, 2013, representing (39%), of our consolidated operating income from Agricultural Business for such year.

•
Our “Dairy” segment consists of breeding and/or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers. Our Dairy segment had assets of Ps. 63.5 million and Ps. 57.4 million as of June 30, 2015 and  2014, respectively, representing 2.0% and 2.0% of our agricultural business assets at such dates, respectively. Our Dairy segment generated operating income of Ps. 4.2 million and Ps. 4.0 million for the fiscal years ended June 30, 2015 and 2014, respectively, representing 1%  and (11%), of our consolidated operating income from Agricultural Business for such years, respectively and operating loss of Ps. 1.0 million for the fiscal year ended June 30, 2013, representing (3%), of our consolidated operating income from Agricultural Business for such year.

•
Our “Sugarcane” segment consists of planting, harvesting and sale of sugarcane. Our Sugarcane segment had assets of Ps. 411.3 million and Ps. 571.5 million as of June 30, 2015 and 2014, respectively, representing 13% and 16% of our agricultural business assets at such dates, respectively. Our Sugarcane segment generated operating loss of Ps. 12.1 million and Ps. 19.7 million for the fiscal years ended June 30, 2015 and 2014, respectively, representing (4%) and 53%, of our consolidated operating income from Agricultural Business for such years, respectively and operating income of Ps. 27.2 for the fiscal year ended June 30, 2013, representing 77%, of our consolidated operating income from Agricultural Business for such year.

•
Our “Agricultural Rentals and Services” segment consists of services (for example: irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services Segment had assets of Ps. 105.9 million and Ps. 61.2 million as of June 30, 2015 and 2014, respectively, representing 3% and 2% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services segment generated operating income of Ps. 14.8 million, Ps. 8.1 million and Ps. 11.5 million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively, representing 5%, (22%) and 33%, of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Land Transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of Ps. 53.5 million and Ps. 51.5 million as of June 30, 2015 and 2014, respectively, representing  2% and 1% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated operating income of Ps. 551.4 million, Ps. 78.0 million and Ps. 132.6 million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively, representing 179%, (209%) and 377%, of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Agro-industrial” segment consists of feedlot farming and the slaughtering and processing in the meat refrigerating plant. Feedlot farming is distinctive and requires specific care and diets which differ from those provided to free-range cattle. This activity represents a separate operating segment due to the distinctive characteristics of the cattle feedlot system and the industrialized meat processing in the packing plant. Our Agro-industrial segment had assets of Ps. 41.5 million and Ps. 44.9 million as of June 30, 2015 and 2014, respectively, representing 1% and 1% of our agricultural business assets at such dates, respectively. Our Agro-Industrial segment generated operating income of Ps. 1.9 million for the fiscal year ended June 30, 2014, representing (5%) of our consolidated operating income from Agricultural Business for such year, and operating loss of Ps. 36.0 million and Ps. 29.6 million for the fiscal years ended June 30, 2015 and 2013, respectively, representing (12%) and (84%), of our consolidated operating income from Agricultural Business for such years, respectively.

•
Our “Others” segment consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure includes the brokerage and sale of inputs activities. Our Others segment had assets of Ps. 161.1 million and Ps.115.2 million as of June 30, 2015 and 2014, respectively, representing 5% and 3% of our agricultural business assets at such dates, respectively. Our Others segment generated operating income of Ps. 2.2 million,  Ps. 5.7 million and Ps. 18.4 million for the fiscal years ended June 30, 2015, 2014 and 2013, representing 1%, (15%) and 52% of our consolidated operating income for such years, respectively.

Our Investment and Development Properties is further comprised of six reportable segments:

•
Our “Shopping Center Properties” segment includes results from the commercial exploitation and development of shopping centers. Such results originate mainly from the lease and the delivery of services related to the lease of commercial facilities and other spaces in the Company’s shopping centers. Our Shopping Center Properties segment had assets of Ps. 2,400.1 million and Ps. 2,316.2 million as of June 30, 2015 and 2014, respectively, representing 34% and 31% of our investment and development properties business assets at such dates, respectively. Our Shopping Center Properties segment generated operating income of Ps. 1,189.3 million, Ps.864.7 million and Ps. 686.0 million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively, representing 47%, 70% and 63%, of our consolidated operating income for such years, respectively.

•
Our “Offices” segment includes the operating results of the Company’s lease of office space and other rental properties and service revenues related to this activity. Our Offices segment had assets of Ps. 1,035.7 million and Ps. 905.8 million as of June 30, 2015 and 2014, respectively, representing 15% and 12% of our investment and development properties business assets at such dates, respectively. Our Offices segment generated operating income of Ps. 98.6 million, Ps. 160.0 million and Ps. 123.6 million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively, representing 4%, 13% and 11%, of our consolidated operating income for such years, respectively.

•
Our “Sales and Developments” segment includes the operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent, sales of hotels and other properties included in the International segment. Our Sales and Developments segment had assets of Ps. 465.7 million and Ps. 697.3 million as of June 30, 2015 and 2014, respectively, representing  7%  and 9% of our investment and development properties business assets at such dates, respectively. Our Sales and Developments segment generated operating income of Ps. 1,098.7 million, Ps. 238.5 million and Ps. 170.4 million for the fiscal years ended June 30, 2015, 2014 and 2013, respectively, representing 44%, 19% and 16%, of our consolidated operating income for such years, respectively.

•
Our “Hotels” segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps. 182.3 million and Ps. 203.9 million as of June 30, 2015 and 2014, respectively, representing 3% and 3% of our investment and development properties business assets at such dates, respectively. Our Hotels segment generated operating income of Ps. 10.2 million for the fiscal years ended June 30, 2014, representing 1% of our consolidated operating income for such year and operating loss of Ps. 12.8 million and Ps. 22.4 million for the fiscal years ended June 30, 2015 and 2013, respectively, representing (1%) and (2%), of our consolidated operating income for such years, respectively.

•
Our “International” segment includes the return on investments in subsidiaries and/or associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country and the return on investment in IDBD at fair value. Our International segment had assets of Ps. 911.2 million and Ps. 1,988.0 million as of June 30, 2015 and 2014, respectively, representing 14% and 27% of our investment and development properties business assets at such dates, respectively. Our International segment generated operating income of  Ps. 147.9 million and Ps. 129.3 million for the fiscal years ended June 30, 2015 and 2013, representing 6% and 12%, respectively and operating loss of Ps. 30.0 million for the fiscal years ended June 30, 2014, representing (2%), of our consolidated operating income for such year.

•
Our “Financial Operations and Others” segment includes the financial activities carried out by the Company's associates, Banco Hipotecario S.A. and Tarshop S.A. and consumer finance residual financial operations of APSAMedia S.A. (currently merged with IRSA Commercial Properties). The e-commerce activities conducted through the associate Avenida Inc. are also included until the first quarter of the current fiscal year. This investment began to be considered a financial asset from the second quarter of this fiscal year. Our Financial Operations and Others segment had assets of Ps. 1,411.3 million and Ps. 1,261.2 million as of June 30, 2015 and 2014, respectively, representing 20% and 17% of our investment and development properties business assets at such dates, respectively. Our Financial Operations and Others segment generated operating loss of Ps. 3.3 million, Ps. 3.2 million and Ps. 5.5 million for the fiscal years ended June 30, 2015, 2014 and 2013, representing 0%, 0% and 12% of our consolidated operating income for such years, respectively.

Agricultural Business

As of June 30, 2015, we owned 31 farms with approximately 622,220 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. Approximately 95,150 hectares of the land we own are used for crop production, approximately 74,273 hectares are for beef cattle production, 85,000 hectares are for sheep production, 2,864 hectares are for milk production and approximately 8,026 hectares are leased to third parties for crop and cattle production. The remaining 356,907 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have developed 22,986 hectares for crop production. Also, during fiscal year 2015 ended on June 30, 2015, we leased 56,137 hectares from third parties for crop production and 13,501 hectares for beef cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land and land under concession):

	2015(1)(6)	2014(1)(6)	2013(1)(6)	2012(1)(5)(6)
Crops (2)	187,438	201,648	182,513	181,079
Cattle (3)	88,643	95,160	91,053	95,995
Milk/Dairy	2,864	2,864	2,780	3,022
Sheep	85,000	85,000	85,000	85,000
Land Reserves (4)	467,568	467,532	461,729	459,979
Own farmlands leased to third parties	10,026	13,111	31,593	25,538
Total (5)	841,539	865,315	854,668	850,613

(1) Includes 35.72% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.72% interest.
(2) Includes wheat, corn, sunflower, soybean, sorghum and others.
(3) Breeding and fattening.
(4) We use part of our land reserves to produce charcoal, rods and fence posts.
(5) It includes Brasilagro and our interest in CRESCA at 50%.
(6) Includes farms owned by Brasilagro and CRESUD sold in 2014 and 2015.
(7) Includes double crops

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

Focus on maximizing the value of our agricultural real estate assets

We conduct our agricultural activities with a focus on maximizing the value of our agricultural real estate assets. We rotate our portfolio of properties from time to time by purchasing properties which we believe have a high potential for appreciation and selling them selectively as opportunities arise to realize attractive capital gains. We achieve this by relying on the following principles:

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

•
Applying modern technologies to enhance operating yields and property values. We believe that an opportunity exists to improve the productivity and long-term value of inexpensive and/or underdeveloped land by investing in modern technologies such as genetically modified and high yield seeds, direct sowing techniques, and machinery. We optimize crop yield through land rotation, irrigation and the use of fertilizers and agrochemicals. To enhance our cattle production, we use genetic technology and have a strict animal health plan controlled periodically through traceability systems. In addition, we have introduced state-of-the-art milking technologies in our dairy business.

•
Anticipating market trends. We seek to anticipate market trends in the agribusiness sector by (i) identifying opportunities generated by economic development at local, regional and worldwide levels, (ii) detecting medium- and long-term increases or decreases in supply and demand caused by changes in the world’s food consumption patterns and (iii) using land for the production of food and energy.

•
International expansion. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in other countries. Although most of our properties are located in different areas of Argentina, we have begun a process of expansion into other Latin American countries, including Brazil, Bolivia, and Paraguay.

Increase and optimize production yields

We seek to increase and improve our production yields through the following initiatives:

Implementation of technology.

•
To improve crop production, we use state-of-the-art technology. We invest in machinery and the implementation of agricultural techniques such as direct sowing. In addition, we use high-potential seeds (GMOs) and fertilizers and we apply advanced land rotation techniques. In addition, we consider installing irrigation equipment in some of our farms.

•
To increase beef cattle production we use advanced breeding techniques and technologies related to animal health. Moreover, we optimize the use of pastures and we make investments in infrastructure, including installation of watering troughs and electrical fencing. In addition, we have one of the few vertically integrated beef cattle processing operations in Argentina through Sociedad Anónima Carnes Pampeanas S.A.

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

•
Diversifying our production and the weather risk by leasing farms, thus expanding our product portfolio and optimizing our geographic focus, in particular in areas that are not appealing in terms of land value appreciation but with attractive productivity levels. We believe that this diversification mix mitigates our exposure to seasonality, commodity price fluctuations, weather conditions and other factors affecting the agricultural and livestock sector.

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

•
Shopping Center Properties. Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping center industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets. We attempt to take advantage of the unsatisfied supply in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping centers in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

•
Offices. Since the Argentine economic crisis in 2001 and 2002, there have been limited investments in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for top-notch office spaces. We seek to purchase and develop premium office buildings in the core districts in the City of Buenos Aires and other strategic locations that we believe offer attractive returns and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to selectively consider new opportunities to acquire or construct new rental office buildings.

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

•
Sales and Developments. We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering green space for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as electric power and water, and then selling lots for the construction of residential units. After the Argentine economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases and, as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. We seek to continue to acquire undeveloped land at locations we consider attractive within and outside Buenos Aires. In each case, our intention is to purchase land with significant development or appreciation potential to resell. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable pipeline of new development projects for upcoming years.

•
International. In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. During this year we sold 74.5% of the office building located at Madison Avenue, City of New York, for a total amount of US$ 185 million, and we have retained a 49.9% equity interest in a US company whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we hold 34.0% of the voting power of the REIT Condor Hospitality Trust (NASDAQ:CDOR) and we hold, through Dolphin Fund, a 49.0% stake in the Israeli company IDBD, one of the largest and most diversified investment groups of Israel, which, through its subsidiaries, participates in numerous markets and industry sectors, including real estate, retail, agroindustry, insurance, telecommunications, etc. We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development opportunities.

•
Financial Operations and Other. We maintain our investment in Banco Hipotecario, the leading mortgage bank in Argentina, as we believe that we will be able to reach positive synergies in the long term hand in hand with the development of the mortgage market.

Our Principal Business Activities

During the fiscal year ended June 30, 2015, we conducted our operations on 31 owned farms, 1 farm under concession and 53 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time.

Volume (in tons)	Fiscal Year 2015 Production	Fiscal Year 2015 Sales	Stock as of June 30, 2015		Stock as of June 30, 2014		Stock as of June 30, 2013
Wheat	15,990	7,083	8,666		737		--
Corn	310,874	269,701	61,927		17,799		34,667
Sunflower	11,992	5,181	8,594		1,825		5,855
Soybean	279,608	250,125	102,464		84,351		45,928
Sugarcane	928,273	924,478	--		--		--
Dairy (1)	17,526	16,924	--		--		--
Cattle	7,812	8,871	70,660	(2)	72,865	(2)	64,167	(2)

(1) In thousands of liters.
(2) Heads

The following chart shows, for fiscal year 2015, the surface area in operation for each line of business:

The following chart illustrates, for the fiscal year ended on June 30, 2015, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

Crops and Sugarcane

Our crop production is mainly based on grains and oilseeds and sugarcane. Our main crops include soybean, wheat, corn, and sunflower. Other crops, such as sorghum and peanut, are sown occasionally and represent only a small percentage of total sown land.

Production

The following table shows, for the fiscal years indicated, our crop production volumes measured in tons:

Production Volume(1)	FY2015	FY2014	FY2013	FY2012
Corn	310,874	155,759	194,870	247,839
Soybean	279,608	242,349	220,540	196,515
Wheat	15,990	12,373	4,392	18,625
Sorghum	1,740	4,502	6,709	7,791
Sunflower	11,992	5,803	12,437	14,503
Other	6,999	2,476	5,002	6,774
Total Crops (tons)	627,203	423,262	443,950	492,047
Sugarcane (tons)	928,273	657,547	1,156,848	576,048
Cattle herd	7,812	6,970	7,723	8,936
Milking cows	524	489	470	445
Cattle (tons)	8,336	7,459	8,193	9,381
Milk (liters)	17,525,818	19,320,317	18,459,472	16,562,904

(1)	Includes CRESCA at 50%. Does not include Agro-Uranga S.A.

Below is the geographical distribution of our agricultural production for the last four seasons (in tons):

2015 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	253,929	40,102	10,199	6,644	310,874
Soybean	132,101	111,751	30,471	5,285	279,608
Wheat	15,990	-	-	-	15,990
Sorghum	538	-	406	796	1,740
Sunflower	11,992	-	-	-	11,992
Other	6,917	-	-	82	6,999
Total Grains and Other	421,467	151,853	41,076	12,807	627,203
Sugarcane	-	830,204	98,069	-	928,273

2014 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	93,388	50,102	11,445	826	155,761
Soybean	108,088	108,107	20,821	5,334	242,350
Wheat	12,373	-	-	-	12,373
Sorghum	1,367	-	2,487	648	4,502
Sunflower	5,756	-	47	-	5,803
Other	1,926	534	-	16	2,476
Total Grains and Other	222,898	158,743	34,800	6,824	423,265
Sugarcane	-	570,820	86,727	-	657,547

2013 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	145,949	34,630	14,291	-	194,870
Soybean	82,476	106,276	31,601	187	220,540
Wheat	3,111	-	1,281	-	4,392
Sorghum	3,766	-	2,638	305	6,709
Sunflower	12,090	-	347	-	12,437
Other	2,644	2,358	-	-	5,002
Total Grains and Other	250,036	143,264	50,158	492	443,950
Sugarcane	-	1,014,234	142,614	-	1,156,848

2012 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	153,889	72,387	21,563	-	247,839
Soybean	83,221	83,319	29,976	-	196,516
Wheat	17,637	-	988	-	18,625
Sorghum	3,360	-	4,431	-	7,791
Sunflower	13,210	-	1,293	-	14,503
Other	5,494	1,280	-	-	6,774
Total Grains and Other	276,811	156,986	58,251	-	492,048
Sugarcane	-	576,030	18	-	576,048

Sales

Below is the total volume of grains and sugarcane sold broken down into geographical areas, measured in tons:

	FY2015			FY2014			FY2013			FY2012
Volume of Sales (3)	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total
Corn	269,701	-	269,701	179,893	-	179,893	233,369	37,775	271,144	202,345	21,769	224,114
Soybean	172,938	77,187	250,125	188,818	33,233	222,051	153,446	55,368	208,814	228,639	23,000	251,639
Wheat	6,969	114	7,083	11,359	-	11,359	10,735	-	10,735	15,246	5,500	20,746
Sorghum	1,569	-	1,569	3,843	-	3,843	5,807	-	5,807	8,497	-	8,497
Sunflower	5,181	-	5,181	9,745	-	9,745	10,551	-	10,551	18,095	-	18,095
Other	1,872	-	1,872	6,248	261	6,509	13,925	127	14,052	11,519	-	11,519
Total Grains (tons)	458,230	77,301	535,531	399,906	33,494	433,400	427,833	93,270	521,103	484,341	50,269	534,610
Sugarcane (tons)	924,478	-	924,478	675,670	-	675,670	1,179,877	-	1,179,877	636,335	-	636,335
Cattle herd	8,871	-	8,871	8,842	-	8,842	9,627	-	9,627	15,014	-	15,014
Milking cows	903	-	903	465	-	465	496	-	496	451	-	451
Beef-Cattle (tons)	9,774	-	9,774	9,307	-	9,307	10,123	-	10,123	15,465	-	15,465
Milk (in thousands of liters)	16,924	-	16,924	18,787	-	18,787	17,870	-	17,870	16,267	-	16,267

(1) Domestic Market.
(2) Foreign Market.
(3) Includes CRESCA at 50%. Does not include Agro-Uranga.

The following table shows the sown surface area assigned to crop production, classified into owned, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2015(1)(2)	2014(1)(2)	2013(1)(2)	2012(1)(2)
Own	128,795	122,632	127,952	127,793
Under lease	58,167	58,030	45,624	44,508
Under concession	21,547	20,986	8,937	8,778
Leased to third parties	3,267	7,616	18,223	23,595
Total	211,776	209,264	200,736	204,674

(1)	Sown land may differ from that indicated under “Uses of Land”, since some hectares are sown twice in the same season and therefore are counted twice.
(2)	Includes CRESCA at 50%. Does not include Agro-Uranga.

Stock	2015 Season	2014 Season	2013 Season	Variation
Corn	61,927	17,799	34,667	247.9%
Soybean	102,464	84,351	45,928	21.5%
Sunflower	8,594	1,825	5,855	370.9%
Sorghum	198	530	3,577	(62.6%)
Wheat	8,666	737		1,075.8%
Cotton			239	0.0%
Sugarcane				0.0%
Other	4,925	32,782		(85.0%)
Total	186,774	138,024	90,266	35.3%

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

In order to increase our production yields, we use, in addition to state-of-the-art technology, labor control methods which imply the supervision of the seeding’s quality (density, fertilization, distribution, and depth), crop monitoring (determination of natural losses and losses caused by harvester) and verification of bagged crop quality. In this way, we work jointly with our suppliers to achieve the best management of inputs, water and soil.

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

Agro-Uranga S.A.

We have a 35.72% interest in Agro-Uranga S.A. (“Agro-Uranga”). This company optimizes production processes and attains excellent results, with special emphasis in soil conservation, the application of rational techniques and care of the environment.

Agro-Uranga S.A. has two farms: Las Playas and San Nicolás, with a combined area of 8,299 hectares, located in the core region of the Pampas prairies.

26% of the planted hectares in Agro-Uranga is devoted to the production of its special products division, including popcorn, peas and inshell sunflower, whereas the remaining 76% derives from commodities, such as soybean, corn and wheat.

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

During fiscal year 2015, we leased to third parties a total of 53 fields, covering 72,679 hectares, including 14,263 hectares in Brazil. Out of the total leased area, 58,167 hectares were assigned to agricultural production, including double crops, and 13,501 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2015	2014	2013	2012
Crops	59,178	58,030	45,624	44,508
Cattle	13,501	18,549	12,635	12,635

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2015, compared to the two preceding fiscal years:

Crops

In millions of Ps.	Fiscal Year 2015	Fiscal Year 2014	Fiscal Year 2013	YoY var 2015 vs. 2014
Revenues	986.7	836.8	750.4	17.9%
Costs	(1,795.4)	(1,540.7)	(1,227.8)	16.5%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	918.3	868.4	572.1	5.8%
Changes in the net realizable value of agricultural products after harvest	(34.5)	(17.6)	11.8	95.6%
Gross profit	75.1	146.9	106.4	(48.9%)
General and administrative expenses	(159.0)	(147.2)	(89.6)	8.0%
Selling expenses	(160.4)	(117.8)	(115.9)	36.1%
Other operating results, net	(8.6)	(29.4)	(11.0)	(70.6%)
Loss from operations	(252.9)	(147.5)	(110.1)	71.5%
Share of profit / (loss) of associates and joint ventures	0.8	11.0	8.1	(92.3%)
Segment Loss	(252.1)	(136.5)	(102.0)	84.7%

Sugarcane

In millions of Ps.	Fiscal Year 2015	Fiscal Year 2014	Fiscal Year 2013	YoY var 2015 vs. 2014
Revenues	197.8	123.9	160.3	59.7%
Costs	(368.2)	(206.8)	(302.2)	78.1%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	187.5	96.2	197.3	94.8%
Gross profit	17.1	13.3	55.4	28.5%
General and administrative expenses	(19.8)	(28.3)	(24.2)	(29.9%)
Selling expenses	(7.8)	(4.9)	(4.0)	59.5%
Other operating results, net	(1.7)	0.1	(0.0)	(1,704.8%)
(Loss)/Profit from operations	(12.1)	(19.7)	27.2	(38.4%)
Segment (Loss)/Profit	(12.1)	(19.7)	27.2	(38.4%)

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets.  As of June 2015, our cattle aggregated 70,660 heads, and we had a total surface area of 88,643 hectares of own and leased lands devoted to this business activity.  In addition, we have leased to third parties 13,501 hectares assigned to these activities.

During the fiscal year ended June 30, 2015, our production was 8,336 tons, a 12% year-on-year increase. The following table sets forth, for the fiscal years indicated below, the beef cattle production volumes measured in tons.

The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2015(1)	2014(1)	2013(1)
Cattle production	8,336	7,459	8,193

(1)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of cattle owned by us.

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

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of head of beef cattle for each activity:

	2015	2014	2013
Breeding stock	52,052	54,808	36,531
Winter grazing stock	12,950	11,607	21,107
Milk farmstock	5,658	6,450	6,529
Total Stock (heads)	70,660	72,865	64,167

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

Results

The following table shows this segment’s results for fiscal year 2015, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2015	Fiscal Year 2014	Fiscal Year 2013	YoY var 2015 vs. 2014
Revenues	143.6	90.3	82.9	59.0%
Costs	(224.6)	(160.7)	(147.3)	39.8%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	166.7	145.3	79.3	14.7%
Changes in the net realizable value of agricultural products after harvest	0.0	0.2	0.0	(98.3%)
Gross Profit	85.7	75.2	14.9	14.1%
General and administrative expenses	(25.8)	(27.2)	(13.7)	(5.3%)
Selling expenses	(20.1)	(13.9)	(11.5)	45.1%
Other operating results, net	(3.2)	(2.0)	(3.5)	58.0%
Profit/ (Loss) from operations	36.7	32.1	(13.8)	14.3%
Share of profit / (loss) of associates and joint ventures	0.0	0.0	0.0	(85.7%)
Segment Profit / (Loss)	36.7	32.1	(13.8)	14.3%

Dairy

As of June 30, 2015, we conducted our diary business in the dairy facility located in “El Tigre” farm in the Province of La Pampa, Argentina. We have a capacity of 2,189 cows in milking per day and seek to increase total productivity through the application of new technologies including improved genetic management for milk production, feeding strategic planning based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by surveying the information supplied by the farm.

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

The following table sets forth, for the periods indicated, the average number of our dairy cows and average daily production per cow:

	2015	2014	2013
Average dairy cows per day (heads)	2,189	2,439	2,392
Milk Production/Dairy Cow/Day (liters)	21.48	19.69	20.44

At the closing of fiscal year 2015, we had 5,658 heads of cattle on 2,864 hectares involved in the production of milk; whereas as of June 30, 2014, we had 6,450 heads of cattle on 2,864 hectares.

Results

The following table shows this segment’s results for fiscal year 2015, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2015	Fiscal Year 2014	Fiscal Year 2013	YoY var 2015 vs. 2014
Revenues	71.9	53.9	38.8	33.4%
Costs	(133.3)	(104.3)	(74.8)	27.7%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	74.9	62.8	40.7	19.2%
Gross Profit	13.6	12.4	4.7	9.3%
General and administrative expenses	(4.9)	(5.9)	(3.1)	(14.4%)
Selling expenses	(3.7)	(2.2)	(1.8)	63.1%
Other operating results, net	(0.8)	(0.4)	(0.8)	85.4%
Profit / (Loss) from operations	4.2	4.0	(1.0)	5.2%
Segment Profit / (Loss)	4.2	4.0	(1.0)	5.2%

Agricultural Rental and Services

We lease own farms to third parties for agriculture, cattle breeding and seed production, mainly in two types of farms. On the one hand, we lease our farms under irrigation in San Luis (Santa Bárbara and La Gramilla) to seed producers. These farms are ideal for obtaining steady production levels, given the quality of their soil and the weather conditions of the area, along with the even humidity provided by irrigation.

On the other hand, we lease farms recently put into production after agricultural development. In this way we manage to reduce our production risk, ensuring fixed rental income until the new farms reach stable productivity levels.

In addition, in this segment we include the irrigation service we provide to our own farms leased to third parties.

Results

The following table shows this segment’s results for fiscal year 2015, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2015	Fiscal Year 2014	Fiscal Year 2013	YoY var 2015 vs. 2014
Revenues	37.2	29.1	30.8	27.6%
Costs	(19.2)	(17.4)	(12.1)	10.5%
Gross Profit	18.0	11.8	18.8	52.7%
General and administrative expenses	(2.1)	(2.7)	(4.4)	(19.8%)
Selling expenses	(0.7)	(0.8)	(1.7)	(8.0%)
Other operating results, net	(0.3)	(0.2)	(1.1)	51.4%
Profit from operations	14.8	8.1	11.5	82.5%
Segment Profit	14.8	8.1	11.5	82.5%

Land Transformation and Sales

Land Acquisitions

We intend to increase our farmland portfolio by acquiring large extensions of land with high appreciation potential. We also intend to transform the land acquired from non-productive to cattle breeding, from cattle breeding to farming, or applying state-of-the-art technology to improve farming yields so as to generate higher land appreciation.

In our view, the sector’s potential lies in developing marginal areas and/or under-utilized areas. Thanks to the current technology, we may achieve similar yields with higher profitability than core areas, resulting in the appreciation of land values.

Over the past 10 years, prices of farmlands intended for agricultural production have increased in the southern hemisphere (mainly South America) but continue to be relatively low compared to the northern hemisphere (U.S. and Europe). Our financial strength relative to other Argentine producers gives us the chance to increase our land holdings at attractive prices, improve our production scale and create potential for capital appreciation.

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a large number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, beef cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding neighboring farms (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and capital appreciation potential. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and create potential for capital appreciation.

The following chart shows certain information concerning our land acquisitions for each of the last 10 fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Amount of Acquisitions (Ps. million)
2006 (1)	1	45.9
2007 (2)	1	7.3
2008 (3)	2	4.5
2009 (4)	7	133.2
2010 (5)	-	5.0
2011 (6)	3	61.5
2012	-	-
2013	-	-
2014	-	-
2015	-	-

(1)	Includes the acquisition of “San Pedro” farmland of 6,022 hectares.
(2)	Includes the acquisition of “8 de Julio” farmland of 90,000 hectares.
(3)	Includes the acquisition of the remaining 25% of “La Adela” farmland of 18 hectares and 80% of “La Esperanza” farmland of 980 hectares.
(4)
Includes the acquisition of "Estancia Carmen", "Puertas de Luján", "Las Londras", "San Cayetano", "San Rafael", and "La Fon Fon" farmlands and 50% of "Jerovia" farmland, of 10,911, 115, 4,566, 883, 2,969, 3,748 and 20,966 hectares, respectively.

(5)	Includes exercise of the option over 50% of the “Jerovía” farmland of 3,646 hectares.
(6)	Includes the acquisition of “La Primavera” and “4 Vientos” farmlands of 2,341 hectares and 2,659 hectares, respectively.

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

The following chart shows certain information concerning our land sales for each of the last 10 fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Gross Proceeds from Sales (Ps. million)	Profit (1) (Ps. million )
2006 (2)	1	16.1	9.9
2007 (3)	3	29.9	22.3
2008 (4)	2	23.0	20.0
2009 (5)	2	2.0	1.9
2010 (6)	1	18.6	13.7
2011 (7)	2	84.5	54.6
2012 (8)	3	118.3	63.2
2013 (9)	4	332.6	149.6
2014 (10)	2	148.5	91.4
2015(11)	4	814.3	569.6

(1)  Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.
(2)  Includes the sale of “El Gualicho” farmland of 5,727 hectares.
(3)  Includes the sale of 20,833 hectares of “Tapenagá” farmland and the partial sale of 14,516 hectares of “Los Pozos” farmland and 50 hectares of “El Recreo” farmland.
(4)  Includes the partial sale of 4,974 hectares of “Los Pozos” farmland and the partial sale of 2,430 hectares of “La Esmeralda” farmland.
(5)  Includes the partial sale of 1,658 hectares of “Los Pozos” farmland and the partial sale of 1,829 hectares of “El Recreo” farmland.
(6)  Includes the sale of 12,071 hectares of “Tali Sumaj.”
(7)  Includes the sale of “La Juanita” farmland, of 4,302 hectares, and the partial sale of 910 hectares of “La Fon Fon.”
(8)  Includes the sale of 2,447 hectares of “San Pedro” farmland, the partial sale of 1,194 hectares of “La Fon Fon” farmland, and the partial sale of 115 hectares of “Puerta de Lujan” farmland.
(9)  Includes the sale of 14,359 hectares of “Horizontina” farmland, the partial sale of 394 hectares of “Araucaria” farmland, the partial sale of “Cremaq” farmland of 4,985 hectares, and the partial sale of  5,613 hectares of La “Suiza” farmland.
(10)Includes the sale of 883 hectares of “San Cayetano” farmland and the partial sale of 1,164 hectares of “Araucaria” farmland.
(11)Includes the sale of 1,058 hectares of “La Adela” farmland, 24,624 hectares of “Chaco Paraguayo” farmland, 1,643 hectares of “Fon Fon” farmland and the remainder sale of 27,745 hectares of “Cremaq” farmland.

On July 31, 2014, we sold “La Adela” farm, of approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, for a total amount of Ps. 210 million to our subsidiary IRSA, given the degree of development of the farm, its closeness to the city and high urban potential. Under IFRS accounting standards, this kind of sale transactions within the Company does not impact on our financial statements.

On April 3, 2014, CRESCA, a company in which our subsidiary Brasilagro holds 50% of its stock capital, executed a sale agreement for 24,624 hectares of undeveloped land in Paraguay for US$ 600 per hectare, for a total sales price of US$ 14.7 million. The purchaser paid US$ 1.8 million upon execution of the purchase agreement, and the balance in three installments. The transaction was recorded in our books on July 15, 2014 with the transfer of the title deed and surrender of possession of the land. The gain recorded as a result of this transaction was Ps. 19.1 million.

In June 2015 we sold the remaining fraction of our “Fon Fon” farm consisting of 1,643 hectares intended for agriculture located in Santa Cruz de la Sierra (Bolivia) for a total amount of US$ 7.21 million equivalent to US$ 4,388 per hectare. As of such date, possession was surrendered and the sum of US$ 1.5 million was received, with a balance of US$ 5.71 million still remaining that will be paid in six semi-annual installments from December of this year until June 2018. The gain recorded as a result of this transaction was Ps. 24.6 million.

On June 10, 2015, through our subsidiary Brasilagro, we sold the remaining 27,745 hectares in our “Cremaq” farm in the district of Baixa Grande do Ribeiro (Piaui). The total transaction amount was BRL 270.0 million (ps. 694.0 million). Out of this sum, 25% has already been collected and the balance will be paid upon execution of the title deed, scheduled to be signed 90 days after the execution of the sale undertaking (June 10, 2015). The gain recorded as a result of this transaction was Ps. 525.9 million.

Farmland Development

We consider that there is great potential in farmland development where, through the use of current technology, we may achieve similar yields with higher profitability than in core areas.

As of June 30, 2015, we owned land reserves in the region extending over more than 356,907 hectares of own farmlands that were purchased at very attractive prices. In addition, we have a concession over 107,584 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

During fiscal year 2015, we developed 1,493 hectares intended for agricultural production so as to reach 24,416 hectares in operation. Furthermore, we continued with the development of our “Agro Riego” farm in the province of San Luis, where we developed 210 hectares intended for agriculture including spray irrigation infrastructure, reaching 4,295 hectares in operation.

Our developments in Brazil, through our subsidiary Brasilagro, we developed 7,475 hectares of land intended for agriculture.

In connection with our business in Paraguay, we developed through CRESCA 2,367 hectares for agricultural production.

Results

The following table shows this segment’s results for fiscal year 2015, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2015	Fiscal Year 2014	Fiscal Year 2013	YoY var 2015 vs. 2014
Revenues	-	-	-	-
Costs	(9.0)	(8.2)	(5.7)	9.4%
Gross Loss	(9.0)	(8.2)	(5.7)	9.4%
Gain from disposition of farmlands	569.5	91.4	149.6	523.4%
Profit from operations	551.4	78.0	132.6	606.6%
Segment Profit	551.4	78.0	132.6	606.6%

Agro-industrial Activities

This segment consists in the fattening of beef cattle in feedlots and the slaughtering and processing of beef in meat packing plants. Feedlot cattle breeding requires specific care and diets that differ from those applicable to natural grass-fed beef cattle breeding.

Our feedlot operations are developed through our subsidiary Cactus and take place in a 170-hectare farm located in Villa Mercedes, Province of San Luis, which started to operate in September 1999. Cactus has been a pioneer in feedlot services with 18,000 heads of cattle capacity, depending on the size of the cattle.

Towards the end of this fiscal year, given the closeness of the feedlot facility to the district of Villa Mercedes, we decided to discontinue our livestock fattening business there.

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

Since December 2011, the packing plant had remained closed due to the difficult situation experienced by the industry. With the support of the Provincial Government of La Pampa and the Federal Government, combined with the Company’s confidence that the business could be successfully resumed, in August 2012 the packing plant was reopened and restarted production.

During fiscal year 2015, this segment recorded a net loss of Ps. 35.9 million compared to net income of Ps. 1.9 million in the previous fiscal year, mainly explained by an increase in the number of employees to support the higher operational volumes and higher consulting and SOX testing expenses related to the SAP implementation project. In addition, average slaughtering was 6,398 heads per month, as compared to 5,472 in fiscal year 2014.

Results

The following table shows this segment’s results for fiscal year 2015, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2015	Fiscal Year 2014	Fiscal Year 2013	YoY var 2015 vs. 2014
Revenues	806.0	554.1	208.9	45.5%
Costs	(739.2)	(479.7)	(204.7)	54.1%
Gross profit / (loss)	66.8	74.4	4.2	(10.2%)
General and administrative expenses	(25.3)	(16.9)	(11.0)	50.1%
Selling expenses	(77.1)	(54.8)	(21.5)	40.9%
Other operating results, net	(0.3)	(0.9)	(1.3)	(66.8%)
(Loss)/Profit from operations	(36.0)	1.9	(29.6)	-
Segment (Loss)/Profit	(36.0)	1.9	(29.6)	-

Other Segments

Futuros y Opciones.Com S.A.

In May 2000, we acquired 70% of the shares of FyO for Ps. 3.5 million. The site was launched in November 1999 and was aimed at becoming the most important agriculture business community in Latin America. FyO launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, arrange loans, and obtain insurance, among other things. Currently, the main activity of FyO is grain broker.

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

As of June 30, 2015, our interest in FyO was 59.59%.

As of the end of fiscal year 2015, the company’s total revenues from its grains brokerage business unit were Ps. 36.2 million with a trading volume of 1.8 million tons, in line with the volume traded in the 2014 period despite the drop in prices. The main crops traded were corn and soybean.

At the closing of fiscal year 2013, FyO acquired Granos Olavarría S.A., by purchasing a 96.37% interest in it. This company is engaged in cereal storage and brokerage activities, and during its second year of business it traded approximately 0.7 million tons.

In turn, invoicing by the inputs business fell 9% as compared to the previous fiscal year, reflecting the Argentine context, since in light of the fall in grain prices, growers did not invest in technology and rather sought to preserve their margins.

FyO’s Internet business is one of the most comprehensive and better positioned businesses in the sector, as it offers a full suite of products and services for customers and users. It has the leading portal in agricultural trading and in the social networks it has the largest community in the farming industry. Moreover, it leads the mobile sector through its two apps. From its onset, it has been adding to its customer portfolio leading international and domestic companies and reaching an increasing number of users and ascending presence in search engines such as Google. In August 2013, it revamped its site and launched new products, becoming one of the sites with the most advanced technology and innovations in the industry. At the closing of this fiscal year, it has reached over 600,000 visits per month and 95,000 registered users.

FyO’s goal is to continue consolidating itself as a leading company in grain trading, standing out from its competitors by offering a full suite of advisory services to its clients and contributing its broad experience in the industry along with its staff’s expertise.

Results

The following table shows this segment’s results for fiscal year 2015, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2015	Fiscal Year 2014	Fiscal Year 2013	YoY var 2015 vs. 2014
Revenues	117.8	124.0	83.3	(5.0%)
Costs	(96.8)	(100.3)	(71.2)	(3.4%)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	-	-	(1.0)	-
Gross Profit	20.9	23.7	11.1	(11.7%)
General and administrative expenses	(7.4)	(10.6)	(7.1)	(30.4%)
Selling expenses	(12.7)	(10.7)	(6.9)	18.0%
Other operating results, net	1.3	3.3	21.3	(59.4%)
Profit from operations	2.2	5.7	18.4	(60.6%)
Share of Profit of associates and joint ventures	-	0.4	1.1	-
Segment Profit	2.2	6.1	19.5	(63.5%)

Farmland Portfolio

As of June 30, 2015, we owned, together with our subsidiaries, 31 farms, with a total surface area of 622,220 hectares.

The following table sets forth our farm portfolio as of June 30, 2015:

Use of Farmlands Owned and under Concession as of June 30, 2015
	Locality	Province	Date of Acquisition	Surface Area (has)	Main Business	Cattle (has)	Sheep (has)	Dairy (has)	Agriculture (has)	Cattle (has)
El Recreo	Recreo	Catamarca	May 95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May ’95	239,639	Cattle/ Agriculture/ Natural woodlands	43,276			15,012	43,136
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,432	Agriculture				1,409
Las Playas (1)	Idiazabal	Córdoba	May ‘97	1,534	Agriculture/ Dairy				1,534
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation				4,295
La Suiza	Villa Angela	Chaco	Jun ‘98	36,380	Agriculture/ Cattle	30,200			3,692	18,853
La Esmeralda	Ceres	Santa Fe	Jun ‘98	9,370	Agriculture/ Cattle				8,491
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture/ Dairy			2,864	4,803	5,658
El Invierno	Rancul	La Pampa	Jun ‘05	1,946	Agriculture				1,839
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	6,022	Agriculture	1,143			4,216
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Administración Cactus	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	171
Las Vertientes	Las Vertientes	Cordoba	-	4	Silo
La Esperanza	Rancul	La Pampa	Mar ‘08	980	Agriculture				334
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,566	Agriculture				3,735
San Rafael	Santa Cruz	Bolivia	Nov ‘08	2,969	Agriculture				2,735
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,340	Agriculture				1,099
Cuatro Vientos	Santa Cruz	Bolivia	Jun ‘11	2,658	Agriculture				790
Jeroviá/Marangatú/Udra (2)	Mariscal Estigarribia	Paraguay	Feb ‘09	58,754	Agriculture/ Natural woodlands	626			5,562	1,697
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	389	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov’03	9	Natural woodlands
Jatoba	Jaborandi/BA	Brazil	Oct '06	31,606	Agriculture				10,731
Alto Taquari	Alto Taquari/MT	Brazil	Aug '07	5,395	Agriculture				3,622
Araucaria	Mineiros/GO	Brazil	Mar '07	8,124	Agriculture				4,844
Chaparral	Correntina/BA	Brazil	Nov '07	37,183	Agriculture				13,075
Nova Buruti	Januária/MG	Brazil	Dec '07	24,212	Forestry
Preferencia	Barreiras/BA	Brazil	Sep '08	17,799	Cattle	6,554
Subtotal Own Farms				622,220		81,970	85,000	2,864	91,816	69,344
Agropecuaria Anta SA (3)	Las Lajitas	Salta		132,000		869			23,547	1,316
Subtotal Farms under Concession				132,000		869			23,547	1,316
Total				754,220		82,839	85,000	2,864	115,363	70,660

(1) Hectares in proportion to our 35.72% interest in Agro-Uranga S.A.
(2)	Hectares in proportion to our 50.0% interest in CRESCA through Brasilagro.
(3) Hectares under concession. Includes 2,000 hectares operated by third parties.

Additional information about our Farmlands

El Recreo

“El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

Los Pozos

The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2015, we used 15,012 hectares in agricultural production. We completed the development of tropical pastures in almost 45,000 hectares. As of June 30, 2015, there were 40,274 heads of cattle in this farm.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2015, 7,032 hectares were planted for agricultural production, including double crops. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

The “Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of June 30, 2015, the farm had a sown surface area, including double crops, of 7,761 hectares for grain production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,072 hectares in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2014/2015 farm season, a total of 4,295 hectares were sown, 569 hectares of which were sown under contractual arrangements with seed producers. We leased, in turn, 1,267 hectares to third parties. The remaining hectares are kept as land reserves.

La Suiza

 The “La Suiza” farm has a surface area of 36,380 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2015, “La Suiza” had a stock of approximately 18,853 heads of cattle. During the 2014/15 season, we used 3,692 hectares for agricultural production and 200 hectares for timber production.

La Esmeralda

The “La Esmeralda” farm has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm was acquired in June 1998. During the 2014/15 farm season, we used 8,491 hectares for production of corn, soybean, wheat, sunflower and sorghum.

El Tigre

The “El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,360 hectares. This farm has a high-tech dairy facility where we develop our milk production business in compliance with the highest quality standards. It is located in Trenel in the Province of La Pampa. As of June 30, 2015, 4,803 hectares were assigned to crop production, including double crops, and 2,864 hectares were assigned to milk production. This farm produced 17.52 million liters of milk in the fiscal year ended June 30, 2015, with an average of 2,189 cows being milked and an average daily production of 21.48 liters per cow.

El Invierno

The “El Invierno” farm was acquired on June 24, 2005 and has a surface area of 1,946 hectares.  It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2015, we used the land exclusively for crop production and planted 1,839 hectares.

San Pedro

 The “San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2014/2015 farm season, 4,216 hectares were used for agricultural production, including double crops, and 1,143 hectares were leased to third parties for livestock activities.

8 de Julio and Estancia Carmen

The “8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares.  It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. "Estancia Carmen" was acquired on September 5, 2008 and has a surface area of 10,911 hectares. It is located in the Province of Santa Cruz, next to our "8 de Julio" farm.

Cactus

The feedlot has a surface area of 171 hectares. It is located in Villa Mercedes, Province of San Luis. Given its degree of urban development and closeness to the city, we decided to discontinue fattening activities in this facility.

Las Vertientes

The “Las Vertientes” storage facility has a surface area of 4 hectares and 10,000 tons capacity, and is located in Las Vertientes, Río Cuarto, in the Province of Córdoba.

La Esperanza

In 2008 we acquired “La Esperanza” farm located in the Province of La Pampa with a surface area of 980 hectares. The transaction was agreed for a price of US$ 1.3 million that has been paid in full. During the year ended June 30, 2015, we used this farm solely for crop production.

Finca Mendoza

On March 2, 2011, the Company purchased, jointly with Zander Express S.A., a rural property composed of thirteen plots of land located in the District of Perdriel, Luján de Cuyo Department, in the Province of Mendoza. As a result of this acquisition, CRESUD has become owner of a 40% undivided estate in all and each of the properties, while Zander Express S.A. holds the remaining 60%. The total agreed price for this transaction was US$ 4.0 million; therefore, the amount of US$ 1.6 million was payable by CRESUD.

Bolivia

Las Londras

On January 22, 2009, the bill of purchase for "Las Londras" farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2014/2015 farm season it was used for crop production.

San Rafael

On November 19, 2008, the bill of purchase for "San Rafael" farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2014/2015 farm season.

Cuatro Vientos

On June 3, 2011, we executed the purchase agreement for the “Cuatro Vientos” farm, with a surface area of approximately 2,658 hectares, allocated to sugarcane production. Its purchase price was US$ 8.4 million.

La Primavera

On June 7, 2011 we acquired “La Primavera” farm, with a surface area of approximately 2,340 hectares. During the 2014 season, this farm was used for crop production.

Brazil (through our subsidiary Brasilagro)

Jatobá

Jatobá is a farm in the northeastern region of Brazil, with a total surface area of 31,606 hectares, 10,731 of which are intended for agriculture. Jatobá was acquired in March 2007 for BRL 33 million. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia.

Araucária

Araucária is a farm located in the municipal district of Mineiros, in the State of Goiás, and it has a total surface area of 8,124 hectares, 4,844 of which are used for agriculture. Araucaria was acquired in 2007 for BRL 70.4 million. Before we purchased it, Araucária had been used for grain planting. The farm was transformed, and at present it is planted with sugarcane.

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso, and it has a total surface area of 5,396 hectares, 3,622 of which are used for agriculture. The farm was acquired in August 2007 for BRL 33.2 million. Before we purchased it, the farm had been used for agriculture and Cattle raising. Following its transformation, it is being used for sugarcane production.

Chaparral

Chaparral is a 37,183-hectare farm, with 13,073 hectares used for agriculture. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007 for BRL 47.9 million.

Nova Buriti

Located in the municipal district of Januária, State of Minas Gerais, Nova Buriti has a surface area of 24,212 hectares, 19,004 of which are suitable for agriculture. Nova Buriti was acquired in December 2007 for BRL 21.6 million. It is located in the southeastern region of Brazil and it is close to the large iron industries. At present, it is undergoing proceedings for obtaining the environmental licenses required for starting operations.

Preferencia

Preferencia is located in the municipal district of Barreiras, in the State of Bahia. It has a total surface area of 17,799 hectares, 6,554 of which are used for cattle activities. It was acquired for R$ 9.6 million in September 2008. The farm is being transformed into a pasturing area and will be later developed for agricultural purposes.

Paraguay (through our subsidiary Brasilagro)

Jeroviá / Marangatú /Udra

Cresud, through Brasilagro, who is in turn shareholder of CRESCA, holds a 50%  undivided interest in the “Jeroviá”, “Marangatú” and “UDRA” farms and related undeveloped plots of land, all of them located in Mariscal José Félix Estigarribia, Department of Boquerón, Paraguayan Chaco, Republic of Paraguay, totaling 117,508 hectares.

Silos

As of June 30, 2015, we had a storage capacity of approximately 27,341 tons (including 35.723% of the storage capacity of over 14,950 tons available at Agro-Uranga S.A.).

The following table shows, for the fiscal years presented, our storage facilities:

	As of year ended June 30,
	2015(2)	2014(2)	2013(2)	2012(2)
Las Vertientes (1)	10,000	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341	5,341
Brasilagro	12,000	74,000	74,000	74,000
Total	27,341	89,341	89,341	89,341

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

Principal Markets

Crops

Our crop production is mostly sold in the domestic market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Buenos Aires Grains Exchange (Bolsa de Cereales de Buenos Aires) and the cereal exchanges in each country, that take as reference the prices in international grains markets. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

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

Dairy

During fiscal year 2015 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2015 our sales from the agribusiness segment (excluding sales of farms) were made to approximately 300 customers. Sales to our ten largest customers represented approximately 45% to 50% of our net sales. Of these customers, our biggest three customers were, Mastellone Hnos. S.A., Brenco Companhia Brasileira de Energia Renovável and Molinos Río de la Plata S.A. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options to hedge against a drop in prices. Approximately 87% of the futures and options contracts are closed through the Buenos Aires Grains Exchange and 13% in the Chicago Board of Trade for hedging purposes.

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

Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Arre Beef S.A., Frigorífico Bermejo, Quickfood S.A., Frigorífico Forres Beltrán S.A., Madelán S.A., Colombo y Colombo S.A., Iván O’Farrell S.R.L. and Colombo y Magliano S.A., for prices based on the price at Liniers Market.

We usually are responsible for the costs of the freight to the market and, in general, we pay commissions on our transactions.

Inputs

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

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of corn and soybean in general take place from March to September. Sunflower is harvested from December to May. Wheat is harvested from October to January. Peanut is harvested from April to July. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in March and October, while wheat and sunflower are harvested between August and September. Other segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

For information about main indicators for the fiscal years ended in June 30, 2015, 2014 and 2013, please see Section “B. Business Overview.”

Regulation and Government Supervision of our Agricultural Business

Farming and Animal Husbandry Agreements

Agreements relating to farming and animal husbandry activities are regulated by Argentine law, the Argentine Civil and Commercial Code and local customs.

According to Law No. 13,246, as amended by Law No. 22,298, all lease agreements related to rural properties and land are required to have a minimum duration of 3 years. Upon death of the tenant farmer, the agreement may continue with his successors. Upon misuse of the land by the tenant farmer or default on payment of the rent, the land owner may initiate an eviction proceeding.

Law No. 13,246, amended by Law No. 22,298, also regulates agreements for crop sharing pursuant to which one of the parties furnishes the other with farmland animals or land with the purpose to share benefits between tenant farmer and land owner. These agreements are required to have a minimum term of duration of 3 years. The tenant farmer must perform the obligations under the agreement himself and may not, assign it under any circumstances. Upon death, incapacity of the tenant farmer or other impossibility, the agreement may be terminated.

Quality control of Crops and Cattle

The quality of the crops and the health measures applied on the cattle are regulated and controlled by the Servicio Nacional de Sanidad y Calidad Agroalimentaria (“SENASA”), which is an entity within the Ministry of Economy and Public Finance that over sees the farming and animal sanitary activities.

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

Export Restriction of Beef

In addition, the Secretary of Agriculture, Livestock, Fishing and Food Products, within the orbit of the Ministry of Economy and Public Finance, oversees the farming and animal sanitary activities.

The Secretary of Agriculture, Livestock, Fishing and Food Products is in charge of distributing the annual regular quota of top quality chilled beef without bones, the “Cuota Hilton.” The destination of the Cuota Hilton is the European Union.

The Secretary of Agriculture, Livestock, Fishing and Food Products granted to our subsidiary Sociedad Anónima Carnes Pampeanas up to 1,175.85 tons to export beef under the Cuota Hilton for the July 2014-June 2015 period.

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

As of June 30, 2015, we owned land reserves extending over 356,907 hectares, which are located in under-utilized areas where agricultural production is not yet fully developed. We also have 107,584 hectares under concession as reserves for future developments. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

In accordance with legislative requirements, we have applied for approval to develop certain parts of our land reserves and were authorized to develop them partially and to maintain other areas as land reserves.  We cannot assure you that current or future development applications will be approved, and if so, to what extent we will be allowed to develop our land reserves. We intend to use genetically modified organisms in our agricultural activities. In Argentina, the development of genetically modified organisms is subject to special laws and regulations and special permits.

On November 28, 2007, Argentine Congress passed a law known as the Forest Law which sets minimum standards for the conservation of native forests and incorporates minimum provincial expenditures to promote the protection, restoration, conservation and sustainable use of native forests. The Forest Law prevents landowners, including owners of native forests, from deforesting or converting forested areas into non-forested land for other commercial uses without prior permission from each local government that gives the permit and requires the preparation, assessment and approval of an environmental impact report. The Forest Law also provides that each province should adopt its own legislation and regional regulation map within a term of one year. Until such provincial implementation is carried into effect, no new areas may be deforested. In addition, the Forest Law also establishes a national policy for sustainable use of native forests and includes the recognition of native communities and aims to provide preferential use rights to indigenous communities living and farming near the forest. In case a project affects such communities, the relevant provincial authority may not issue permits without formal public hearings and written consent of the communities.

In addition, the Rules issued by the CNV provide that publicly traded companies whose corporate purpose includes environmentally hazardous activities should report to their shareholders, investors and the general public their compliance with the applicable environmental laws and risks inherent to such activities, so as to be able to reasonably assess such hazards.

Our activities are subject to a number of national, provincial and municipal environmental regulations. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to redress it as provided by applicable law. The authorities shall protect this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection and Provincial and Municipal Governments shall determine specific standards and issue the applicable regulations.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. This law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and sets environmental policy goals. Moreover, Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, the Law sets forth the duties and obligations that will be triggered by any damage to the environment and imposes the obligation to restore it to its former condition or, if that is not technically feasible, to pay a compensation in lieu thereof. The Law also fosters environmental education and provides for certain minimum obligations to be fulfilled by natural and artificial persons.

The new Argentine Civil and Commercial Code has introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Argentine Civil and Commercial Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and the rights with a collective impact in general.

Other Regulations

Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly establishes in Article 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party of the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a mass-market economy where standard form contracts are widespread.

As a result, the Consumer Protection Law and the Argentine Civil and Commercial Code deem void and unenforceable certain contractual provisions included in consumer contracts entered into with consumers or end users, including those which:

•	deprive obligations of their nature or limit liability for damages;

•	imply a waiver or restriction of consumer rights and an extension of seller rights; and

•	impose the shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party was entitled, including closing down of establishments for a term of up to 30 days.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services free of charge or for a price for their own final use or benefit or that of their family or social group. In addition, both laws provide that those who though not being parties to a consumer relationship as a result thereof acquire or use goods or services, for consideration or for non-consideration, for their own final use or that of their family or social group are entitled to such protection rights in a manner comparable to those engaged in a consumer relationship.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private, that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The Argentine Civil and Commercial Code defines a consumer agreement as such agreement that is entered into between a consumer or end user and an individual or legal entity that acts professionally or occasionally or a private or public company that manufactures goods or provides services, for the purpose of acquisition, use or enjoyment of goods or services by consumers or users for private, family or social use.

It is important to point out that the protection under the laws afforded to consumers and end users encompasses the entire consumer relationship process (from the offering of the product or service) and it is not only based on a contract, including the consequences thereof.

In addition, the Consumer Protection Law establishes a joint and several liability system under which for any damages caused to consumers, if resulting from a defect or risk inherent in the thing or the provision of a service, the producer, manufacturer, importer, distributor, supplier, seller and anyone who has placed its trademark on the thing or service shall be liable.

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

Pursuant to Resolution No. 104/05 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Economy, the Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercorsur's Common Market Group which requires that those who engage in commerce over the Internet (E-Business) shall disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, the Consumer Protection Law was modified by the enactment of Law Nº 26,993, which is called “System for Conflict Resolution in Consumer Relationships” as it provides for the creation of new administrative and judicial procedures for this field of Law. It has created a two-instance administrative system: the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC) and the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The administrative system known as Preliminary Conciliation Service for Consumer Relationships (COPREC) is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) is not in force yet, therefore, any court claims should be currently filed with the existing applicable courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system referred to above, without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law

Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business of the companies concerned exceeds in Argentina the amount of Ps. 200.0 million, in such case the respective concentration should be submitted for approval to the CNDC. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps. 20.0 million each are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected by the companies concerned during the prior 12-month period exceed in the aggregate Ps. 20.0 million or Ps. 60.0 million in the last 36 months, these transactions must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps. 200.0 million, we should give notice to the CNDC of any concentration provided for by the Antitrust Law.

Taxes on the Transfer of Property and Sale of Meat and Grains

Value Added Tax. This tax is applicable to the sale of personal property, the hiring of works, the rendering of services and the import of goods and services operated in Argentina. The general tax rate is 21%.

The value added tax law imposes a reduced rate, equal to 10.5% on the sale price of live animals (including cattle, sheep, camels and goats) as well as their meat and edible remains, fruits and vegetables, all of which whether fresh, chilled, or frozen, which have not undergone any cooking or manufacturing process turning them into a manufactured product. This 10.5% reduced rate is also applicable to the sale of grains (cereals and oilseeds, excluding rice), and dry pulses (beans, peas, and lentils). In the case of milk, the sale is subject to a 21% rate (except for sales to final consumers, the federal government, the provinces, municipalities or the City of Buenos Aires or any subordinate agencies, school or university kitchens, health funds or entities under the scope of paragraphs e), f), g) and m) of Section 20 of the Income Tax Law, which are exempt).

The sale of land and immovable property is not subject to this tax.

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

Stamp Tax. This is a local tax that 23 provinces and the City of Buenos Aires collect based on similar rules regarding subject matter, tax base and rates. In general, this tax is levied on instrumented acts, i.e. executed and delivered by means of documents (e.g. acts related to the constitution, transmission, or expiration of rights, contracts, contracts for sales of stock and company shares, public deeds relating to real property, etc.).

Both in the Province and the City of Buenos Aires (federal district) the stamp tax rate applicable to the transfer by public deed of real property is 3.6%. The purchase and sale of real estate through public deed, however, is not taxable –up to a certain value of the property- if the real estate is used for permanent dwelling purposes, and provided that it is the only property owned by the purchaser.

IRSA’s Segments – Urban properties and investments

As of June 30, 2015, our investment in IRSA’s common shares amounts to 64.30%.

The following information corresponds to data of the segments extracted from our subsidiary IRSA Inversiones y Representaciones S.A.’s Annual Report and Financial Statements as of June 30, 2015.

The revenue figures for fiscal year 2015 described in the different tables correspond to the twelfth-month period reported in IRSA’s Financial Statements.

Offices

IRSA, through IRSA Commercial Properties, is engaged in the acquisition and management of office buildings and other rental properties in Argentina. As of June 30, 2015, IRSA directly and indirectly owned interests in office and other rental properties in Argentina, which comprised 254,730 square meters of gross leasable area. Out of these properties, 9 were office properties, which comprised 111,679 square meters of gross leasable area. For fiscal year 2015, we had revenues from Offices and other non-shopping center rental properties of Ps. 332.7 million.

All our office rental properties in Argentina are located in the City of Buenos Aires. For the year ended June 30, 2015, the average occupancy rate for all our properties in the Offices segment was approximately 91.7%.

On December 22, 2014, IRSA Commercial Properties acquired from IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina.

The purcase price of the transaction was US$308 million based on third party appraisals, US$61.6 million of which have already been paid,and the balance of US$246.4 million has been financed by IRSA at an annual effective rate of 8.5% maturing on January 23, 2017 and July 13, 2020.

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

Leases

IRSA usually leases our offices and other rental properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. Dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties:

						Annual accumulated rental income over fiscal years Ps./000(4)
	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	2015	2014	2013	Book Value (in thousands of Ps.)
Offices
Edificio República	04/28/08	19,885	93.6%	100.0%	4,919	61,934	45,676	32,721	195,539
Torre BankBoston	08/27/07	14,873	100.0%	100.0%	3,954	41,932	34,744	25,146	134,924
Bouchard 551	03/15/07	-	-	100.0%	135	10,176	23,519	30,008	8,226
Intercontinental Plaza(8)	11/18/97	22,535	100.0%	100.0%	-	55,973	40,108	30,178	48,783
Bouchard 710	06/01/05	15,014	100.0%	100.0%	4,170	48,327	34,606	26,025	82,044
Dique IV, Juana Manso 295	12/02/97	11,298	99.5%	100.0%	2,634	32,171	25,195	18,282	56,266
Maipú 1300 (9)	09/28/95	4,759	90.9%	100.0%	1,020	15,848	15,499	15,147	18,366
Libertador 498	12/20/95	620	100.0%	100.0%	372	1,952	3,184	2,946	4,511
Suipacha 652/64	11/22/91	11,453	96.7%	100.0%	1,385	16,023	12,636	8,689	13,711
Madero 1020	12/21/95	-	-	100.0%	2	26	24	24	120
Dot Building (5)	11/28/06	11,242	100.0%	80.0%	2,067	27,416	18,985	12,924	126,365
Subtotal Offices		111,679	98.1%	N/A	20,658	311,778	254,176	202,090	688,855

Other Properties
Nobleza Picardo (6)	05/31/11	106,610	74.8%	50.0%	144	7,960	8,238	7,117	4,297
Other Properties (7)	N/A	36,441	45.3%	N/A	659	6,960	2,792	2,000	82,264
Subtotal Other Properties		143,051	67.4%	N/A	803	14,920	11,030	9,117	86,561

Total Offices (7)		254,730	80.7%	N/A	21,461	326,698	265,206	211,207	775,416

(1) Corresponds to the total leasable surface area of each property as of June 30, 2015. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of June 30, 2015.
(3) The lease agreements in effect as of June 30, 2015 were computed for each property.
(4) Corresponds to total consolidated lease agreements.
(5) Through IRSA Commercial Properties.
(6) Through Quality Invest S.A.
(7) Includes the following properties: Anchorena 665, Zelaya 3102, 3103 y 3105, Rivadavia 2768, Constitución 1111, Santa Maria del Plata, Puerto Retiro Plots 50%, Rio Parcel 50%, Libertador Parcel 50%.

(8) During May, 2015, IRSA reported that, through IRSA Commercial Properties, has signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, IRSA sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”
(9) During November, 2015, IRSA sold two office floors and four units of parking space of Maipú 1300, for more information please see “Item 4. Recent Developments.”

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Year of expiration	Number of Leases (1)	Surface area subject to expiration (sqm) (2) (3)	Percentage subject to expiration	Amount (Ps. ‘000)	Percentage of Leases
2015	21	36,077	11%	34,851	10%
2016	44	39,579	12%	101,819	30%
2017	61	70,084	22%	147,468	44%
2018+	26	171,372	54%	54,468	16%
Total	152	317,112	100%	338,606	100%

(1)  Includes Offices, the lease agreement of which has not yet been renewed as of June 30, 2015.
(2)  Does not include vacant leased square meters.
(3)  Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage (1) as of the end of fiscal years ended June 30, 2015 and 2014:

	Occupancy Percentage(1)
	2015	2014
Offices
Edificio República	93.6%	94.0%
Torre BankBoston	100.0%	100.0%
Bouchard 551	-	100.0%
Intercontinental Plaza(2)	100.0%	100.0%
Bouchard 710	100.0%	99.8%
Dique IV, Juana Manso 295	99.5%	94.4%
Maipú 1300 (3)	90.9%	87.3%
Libertador 498	100.0%	100.0%
Suipacha 652/64	96.7%	100.0%
DOT Building	100.0%	100.0%
Subtotal Offices	98.1%	97.7%

(1) Leased surface area in accordance with agreements in effect as of June 30, 2015 and 2014 as applicable.
(2) During May, 2015, we reported that, through IRSA Commercial Properties, we have signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, we sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.
(3) During November, 2015, IRSA sold two office floors and four units of parking space of Maipú 1300, for more information please see “Item 4. Recent Developments.”

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2015, 2014 and 2013.

	Annual average income per square meter (ps./sqm) (1)
	2015(2)	2014(2)	2013(2)
Offices
Edificio República	3,115	2,297	1,646
Torre BankBoston	2,819	2,336	1,691
Bouchard 557	-	-	2,484
Intercontinental Plaza(4)	2,484	1,780	1,339
Bouchard 710	3,219	2,305	1,733
Dique IV, Juana Manso 295	2,847	2,230	1,618
Maipú 1300(5)	3,330	3,257	1,612
Libertador 498	3,149	5,137	4,752
Suipacha 652/64	1,399	1,103	759
DOT Building	2,439	1,689	1,150
Others(3)	61	47	96

(1) Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal year.
(2) Leasable square meters vary depending on availability for rent of land reserves (Nobleza Piccardo, Ferro etc.).
(3) Includes the following properties: Nobleza Piccardo, Ferro, Dot Adjoining Plot and Chanta 4, Constitución 1111 and Rivadavia 2774.
(4) During May, 2015, we reported that, through IRSA Commercial Properties, we have signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, we sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”
(5) During November, 2015, IRSA sold two office floors and four units of parking space of Maipú 1300, for more information please see “Item 4. Recent Developments.”

New agreements and renewals

The following table sets forth certain information on lease agreements as of June 30, 2015:

Property	Number of Agreements(1)(5)	Annual Rental Income (2) (Ps. ‘000)	Rental Income per sqm New and Renewed(3) (Ps.)	Previous Rental Income per sqm(3) (Ps.)	No. of Non-Renewed Agreements	Non-Renewed Agreements Annual Rental Income (4)
Maipú 1300 (7)	7.0	6,862	179.1	125.0	-	-
Av. Libertador 498	1.0	1,109	149.1	-	-	-
Intercontinental Plaza(6)	17.0	40,828	191.6	-	-	-
Bouchard 710	7.0	33,005	234.2	333.3	-	-
Bouchard 557	2.0	5,997	253.3	-	-	-
Della Paolera 265	4.0	20,997	178.4	-	-	-
Edificio República	6.0	25,356	250.9	260.5	-	-
Juana Manso 295	4.0	27,770	211.6	-	-	-
DOT Building	1.0	3,885	218.1	-	-	-
Suipacha 664	2.0	2,493	75.4	34.6	-	-
Total Offices	51.0	168,302	205.5	97.5	-	-

(1)	Includes new and renewed agreements executed in fiscal year 2015.
(2)	Agreements stated in US Dollars converted into Pesos at the exchange rate prevailing in the initial month of the agreement multiplied by 12 months.
(3)	Monthly value.
(4)	Agreements stated in US Dollars converted into Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)	Does not include agreements of parking spaces, antennas or terrace space.
(6)
During May, 2015, we reported that, through IRSA Commercial Properties, we have signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, we sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”

(7)	During November, 2015, IRSA sold two office floors and four units of parking space of Maipú 1300, for more information please see “Item 4. Recent Developments.”

Additional information about our Offices

Edificio República, City of Buenos Aires

Edificio República was designed by the renowned architect César Pelli (the designer of the World Trade Center in New York and the Petronas Towers in Kuala Lumpur). It is a unique premium office building in downtown Buenos Aires with approximately 19,885 gross leasable square meters and 178 parking spaces. The main tenants include Apache Energía, Estudio Beccar Varela, BASF Argentina S.A., ENAP Sipetrol Argentina S.A., Facebook Argentina S.R.L., BACS Banco de Crédito y Securitización S.A., among other.

Torre BankBoston, City of Buenos Aires

The Bank Boston tower is a modern office building located at Carlos Maria Della Paolera 265 in the City of Buenos Aires. It was designed by the renowned architect Cesar Pelli and has 27 floors and 60 parking spaces and 31,670 square meters of gross leasable area. We have a 47% ownership interest in the building. At present, its main tenants include Exxon Mobile and Kimberly Clark de Argentina, among other.

Bouchard 551, City of Buenos Aires

Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 116 units.

Intercontinental Plaza, City of Buenos Aires

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Montserrat in downtown City of Buenos Aires. We own 61% of the building, which has a surface averaging 22,535 square meters of gross leasable area and 321 parking spaces. The principal tenants currently include Danone Argentina S.A., Cresud, IRSA Commercial Properties, and Industrias Pugliese S.A., among other. Until June 30, 2015, our main tenants included Total Austral S.A. During May, 2015, IRSA reported that, through IRSA Commercial Properties, has signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, IRSA sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”

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

Bouchard 710, City of Buenos Aires

Bouchard 710 is an office building located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 165 units for car parking. Tenants include Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A., Chubb Argentina de Seguros S.A and Booking.com S.A., among other. It has 15,014 square meters of gross leasable area.

Maipú 1300, City of Buenos Aires

Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. We own 4,758 sqm, with an average area per floor of 440 square meters. The building’s principal tenants currently include PPD Argentina S.A., TV Quality SRL, El Surco Compañía de Seguros and Petrolera San José. During November, 2015, IRSA sold two office floors and four units of parking space of Maipú 1300, for more information please see “Item 4. Recent Developments.”

Suipacha 652/64, City of Buenos Aires

Suipacha 652/64 is a 7-story office building located in the office district of the city. We own the entire building and 62 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Tarshop S.A., among other. It has 11,453 square meters of gross leasable area.

Libertador 498, City of Buenos Aires

Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 1 floor with an average area per floor of 620 sqm and approximately 100 parking spaces. This building features a unique design in the form of a cylinder and a circular view of the entire city. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Empresa Argentina de Soluciones Satelitales S.A., Japan Bank for the International Cooperation, Gates Argentina S.A., Kandiko S.A. and Allergan Productos Farmacéuticos S.A.

Dot Building, City of Buenos Aires

Panamerican Mall S.A., our subsidiary, developed an office building with a gross leasable area of 11,242 sqm adjacent to Dot Baires Shopping. This building was opened in July 2010, which meant our landing in the booming rental office corridor in the northern area of the City of Buenos Aires. The principal tenants include General Electric International Inc., Mallinckrodt Medical Arg. Limited, Carrier and Boston Scientific Argentina S.A., Astrazeneca S.A., Covidien S.A., etc.

Other Office Properties

We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or floors in buildings.

Retail and Other Properties

Our portfolio of rental properties as of June 30, 2015 includes 4 non-shopping center leasable properties that may be leased as shops on streets, a lot in industrial premises, land reserves or other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Solares de Santa María, Madero 1020, Zelaya 3102 and Rivadavia 2774.

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

Shopping Center Properties

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, IRSA Commercial Properties. As of June 30, 2015, IRSA Commercial Properties operated and owned a majority interest in fifteen shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two of which are located in the greater Buenos Aires metropolitan area (Alto Avellaneda and Soleil Premium Outlet) and the other ones located in different Argentine provinces: Alto NOA in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, La Ribera Shopping in the City of Santa Fe, and Alto Comahue in the City of Neuquén.

As of June 30, 2015, we owned, through IRSA, 95.80% of IRSA Commercial Properties. The remaining shares are held by the public investor and traded on the Bolsa de Comercio de Buenos Aires and the related ADRs are listed and traded on the NASDAQ (USA) under the ticker “IRCP.”

As of June 30, 2015, IRSA Commercial Properties’s shopping centers comprised a total of 333,911.5 square meters of gross leasable area (“GLA”) (excluding certain space occupied by hypermarkets which are not our tenants). For fiscal year 2015, the occupancy rate of IRSA Commercial Properties’s shopping center portfolio was approximately 98.7%.

During fiscal year 2015 we opened two new shopping centers: “Distrito Arcos,” located in the area of Palermo, City of Buenos Aires, in December 2014 and “Alto Comahue,” located in the City of Neuquén, Argentine Patagonian region, in March 2015. Income from these new developments, were Ps. 22.9 million and Ps. 11.7 million, respectively.

We centralized management of our shopping centers in IRSA Commercial Properties, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our IRSA Commercial Properties subsidiary’s shopping centers as of June 30, 2015:

	Date of Acquisition	Leasable Area sqm (1)	IRSA Commercial Properties’ Interest (3)	Occupancy Rate (2)	Accumulated Annual Rental Income as of fiscal year ended (4)			Book Value (in thousands of Ps.) (5)
					2015	2014	2013
Shopping Centers (6)
Alto Palermo	Nov-97	19,545.0	100.00%	99.7%	295,285	244,214	196,001	221,506
Abasto Shopping (7)	Jul-94	36,669.1	100.00%	100.0%	301,685	238,021	192,495	271,860
Alto Avellaneda	Nov-97	36,728.6	100.00%	99.9%	199,920	160,894	128,114	131,850
Alcorta Shopping	Jun-97	15,432.9	100.00%	100.0%	140,533	105,791	82,470	115,950
Patio Bullrich	Oct-98	11,636.2	100.00%	100.0%	98,359	79,374	66,424	106,248
Alto NOA	Mar-95	19,072.9	100.00%	100.0%	50,669	38,746	31,150	31,316
Buenos Aires Design	Nov-97	13,888.2	53.70%	94.6%	35,320	27,360	23,145	12,930
Alto Rosario (7)	Nov-04	28,395.6	100.00%	97.9%	137,639	100,072	78,743	115,908
Mendoza Plaza	Dec-94	42,039.5	100.00%	96.1%	91,694	74,110	61,928	102,781
Dot Baires Shopping	May-09	49,847.9	80.00%	99.7%	199,474	158,306	128,196	382,624
Córdoba Shopping Villa Cabrera	Dec-06	15,328.0	100.00%	99.8%	54,445	39,763	32,314	56,451
Soleil Premium Outlet	Jul-10	13,993.1	100.00%	99.4%	59,366	44,178	27,927	84,301
La Ribera Shopping (8)	Aug-11	9,750.3	50.00%	99.3%	13,068	9,360	7,236	21,185
Distrito Arcos (9)	Dec-14	12,127.3	90.00%	97.3%	22,934	-	-	229,800
Alto Comahue (10)	Mar-15	9,456.9	90.10%	94.2%	11,690	-	-	309,959
TOTAL GENERAL		333,911.5		98.7%	1,712,081	1,320,189	1,056,143	2,194,669

(1) Total leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area on the last day of the fiscal year.
(3) IRSA Commercial Properties’ effective interest in each of its business units. IRSA has a 95.80% interest in IRSA Commercial Properties.
(4)Corresponds to total leases, consolidated according to IFRS. Does not include income relating to common maintenance expenses and collective promotion fund.
(5) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, if applicable.
(6) Through IRSA Commercial Properties.
(7) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(8) We jointly own La Ribera Shopping through a joint venture and therefore its results of operations are not consolidated with ours.
(9) Opening was on December 18, 2014.
(10) Opening was on March 17, 2015.

Tenant Retail Sales(1)

The following table contains a breakdown of approximate total tenant retail sales in million Pesos at the shopping centers in which we had an interest for the fiscal years shown:

	As of June 30
	2015	2014	2013
	(In Ps.)
Abasto	3,150.2	2,447.0	1,939.0
Alto Palermo	2,662.1	2,111.2	1,609.8
Alto Avellaneda	2,895.1	2,333.8	1,868.8
Alcorta Shopping	1,474.7	1,120.4	822.7
Patio Bullrich	888.5	689.3	548.3
Alto NOA	1,068.6	766.1	609.2
Buenos Aires Design	326.0	272.2	241.5
Mendoza Plaza	1,906.7	1,514.7	1,206.7
Alto Rosario	1,951.8	1,378.3	1,060.2
Córdoba Shopping- Villa Cabrera	756.0	546.6	432.9
Dot Baires Shopping	2,570.6	2,008.3	1,566.6
Soleil Premium Outlet	938.4	664.0	366.4
La Ribera Shopping	398.1	280.8	209.9
Distrito Arcos (2)	339.9	0.0	0.0
Alto Comahue (3)	182.1	0.0	0.0
Total Sales	21,508.7	16,132.8	12,482.0

 (1) Retail sales based upon information provided to us by tenants and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers. Excludes sales from the booths and spaces used for special exhibitions.
(2) Opening December 18, 2014.
(3) Opening March 17, 2015.

Expiration of lease agreements

The following table shows a schedule of lease expirations for our shopping center properties for leases in place as of June 30, 2015, assuming that none of the tenants will exercise renewal options or terminate their lease earlier:

Leases Agreements Expiration as of June 30	Number of Leases Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leasses to Expire	Amount of Lease Agreement to Expire (Ps.) (3)	Percentage of Leases Agreements to Expire
2016	633	105,333.7	31%	321,158,626.4	38%
2017	413	62,978.6	19%	209,324,015.3	25%
2018	393	66,763.5	20%	205,918,292.3	24%
2019 and subsequent years	215	98,835.7	30%	106,729,754.2	13%
Total (2)	1,654	333,911.5	100%	843,130,688.2	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015. A lease agreement may be associated to one or more premises.
(2)	Includes the base rent and does not reflect our ownership interest in each property.
(3)	Annual basic rent as of June 30, 2015 under leases subject to expiration.

New Agreements and Renewals

The following table shows certain Information about lease agreements as of June 30, 2015:

				Average Annual Base Rent per sqm (Ps.)	Average Annual Base Rent per sqm (Ps.)
Type of Business	Number of Agreements	Annual Base Rent Amount (Ps.)	Annual Admission Rights Amount (Ps.)	New and renewed	Former agreements	Number of non-renewed agreements (1)	Non-renewed agreements (1) Annual Base Rent Amount (Ps.)
Clothes and footwear	391	223,614,392.90	61,844,417.00	5,314.50	4,036.40	581	307,355,562.50
Miscellaneous	90	47,196,397.60	19,970,450.30	3,160.80	2,415.70	137	49,714,790.90
Restaurant	88	35,261,497.90	6,666,073.80	3,848.60	2,698.70	125	53,098,038.70
Home	42	15,560,441.90	4,102,247.30	2,822.10	2,815.30	50	20,824,495.80
Services	27	7,061,303.30	978,818.40	1,541.90	1,155.50	42	9,410,003.90
Technology	23	15,404,643.00	1,849,358.60	2,500.70	2,122.50	31	35,472,465.20
Entertainment	5	1,636,560.00	5,000.00	150.4	86.2	22	21,520,094.60
Total	666	345,735,236.60	95,416,365.40	3,705.50	2,841.70	988	497,395,451.60

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores

Occupancy Rate

The following table shows the occupancy rate as a percentage of gross leasable area as of the closing dates of the fiscal years set forth below:

	As of June 30
	2015	2014	2013
Abasto	100.0%	99.4%	99.8%
Alto Palermo	99.7%	98.9%	98.4%
Alto Avellaneda	99.9%	99.5%	99.9%
Alcorta Shopping	100.0%	99.8%	99.8%
Patio Bullrich	100.0%	99.6%	99.7%
Alto NOA	100.0%	99.7%	99.7%
Buenos Aires Design	94.6%	92.3%	99.0%
Mendoza Plaza	96.1%	95.0%	97.7%
Alto Rosario	97.9%	97.0%	97.1%
Córdoba Shopping Villa Cabrera	99.8%	99.8%	100.0%
Dot Baires Shopping	99.7%	99.7%	99.4%
Soleil Premium Outlet	99.4%	100.0%	100.0%
La Ribera Shopping	99.3%	99.6%	97.7%
Distrito Arcos (1)	97.3%	-	-
Alto Comahue (2)	94.2%	-	-
Weighted Average	98.7%	98.4%	99.1%

(1)  Opening December 18, 2014.
(2)  Opening March 17, 2015.

Rental Price

The following table shows the annual average accumulated rental price per square meter for the fiscal years ended June 30, 2015, 2014 and 2013:

	Fiscal Year ended June 30,(1)
	2015	2014(4)	2013
	(in Ps.)
Abasto	8,227.2	6,254.6	5,104.9
Alto Palermo	15,107.9	12,618.5	10,487.1
Alto Avellaneda	5,443.2	4,400.3	3,467.9
Alcorta Shopping	9,106.1	7,000.2	5,832.0
Patio Bullrich	8,452.8	6,762.3	5,685.5
Alto NOA	2,656.6	2,022.5	1,627.3
Buenos Aires Design	2,543.2	1,874.9	1,683.7
Mendoza Plaza	2,181.1	1,802.8	1,466.2
Alto Rosario	4,847.2	3,390.4	2,843.6
Córdoba Shopping Villa Cabrera	3,552.0	2,503.8	2,139.2
Dot Baires Shopping	4,001.7	3,389.3	2,578.4
Soleil Premium Outlet Shopping	4,242.5	2,908.4	2,052.1
La Ribera Shopping	1,340.3	1,129.7	863.7
Distrito Arcos (2)	1,891.1	-	-
Alto Comahue (3)	1,236.1	-	-

(1)  Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include income from Fibesa or Patio Olmos.
(2)  Opening December 18, 2014.
(3)  Opening March 17, 2015.
(4)  Does not include income relating to common maintenance expenses and collective promotion fund.

Depreciation

Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

Principal Terms of the Leases

Under Argentine Law, which was substantially amended upon enactment of the Argentine Civil and Commercial Code (“ACCC”), effective as of August 1, 2015, terms of commercial leases must be between two to fifty years, with most leases in the shopping center business having terms of no more than five years. The Company’s lease agreements are generally denominated in Pesos.

Leaseable space in the Company’s shopping centers is marketed through an exclusive arrangement with its real estate broker, Fibesa S.A. (“Fibesa”). The Company has a standard lease agreement, the terms and conditions of which are described below, which it uses for most tenants. However, the Company’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The Company charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”), which generally ranges between 4% and 10% of tenant’s gross sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 24% each year on an annual and cumulative basis from the thirteenth month of the lease effective term. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of sales by tenants of the shopping centers stated in millions of Pesos for our fiscal years ended June 30, 2015, 2014 and 2013:

	2015	2014	2013
Anchor Store	1,299.3	1,098.4	869.5
Clothes and footwear	11,124.8	7,940.1	6,149.9
Entertainment	722.3	546.5	461.5
Home	617.1	486.4	401.4
Technology	2,994.2	2,526.5	1,921.1
Restaurant	1,938.4	1,476.8	1,161.5
Miscellaneous	2,589.4	1,922.3	1,438.2
Services	223.2	135.8	78.9
Total	21,508.7	16,132.8	12,482.0

Additional Information about our Shopping Center Properties

Set forth below is information regarding our subsidiary IRSA Commercial Properties’ principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires

Alto Palermo Shopping is a 146-store shopping center that opened in 1990 and is located in the densely populated middle-income neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access at the intersection of Avenues Santa Fe and Coronel Díaz. Alto Palermo Shopping has a total constructed area of 65,029 square meters (including parking lot) that consists of 19,545.0 sqm of gross leasable area. The shopping center has an entertainment area and a food court with 18 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars for a fee over an area of 32,405 square meters. The shopping center target customer is a middle-income shopper aged 28 to 40.

In the fiscal year ended on June 30, 2015, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 2,662.1 million, 26.1% higher than the invoiced amount in the same period of the previous fiscal year. Sales per square meter reached Ps. 136,203.1. Total rental income increased from about Ps. 244.2 million for fiscal year ended June 30, 2014 to Ps. 295.3 million for fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 12,618.5 in 2014 and Ps. 15,107.9 in 2015. As of June 30, 2015, the occupancy rate of Alto Palermo Shopping was 99.7%.

Alto Avellaneda, Avellaneda, Greater of Buenos Aires

Alto Avellaneda is a 139-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. This shopping center is located near a railway station and close to downtown Buenos Aires City. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking lot) that includes 36,728.6 sqm of gross leasable area. Alto Avellaneda has a six-screen multiplex movie theatre, the first Walmart megastore in Argentina, an entertainment center, a 19-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Walmart (whose occupied area is not included in the gross leasable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. Alto Avellaneda’s target customer is a middle-income shopper aged 16 to 30.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 2,895.1 million, which represents a year-on-year growth of 24.1%. Sales per square meter were Ps. 78,823.1. Total rental income increased from Ps. 160.9 million for fiscal year ended June 30, 2014 to Ps. 199.9 million for fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 4,400.3 in 2014 and Ps. 5,443.2 in 2015. As of June 30, 2015, the occupancy rate of Alto Avellaneda was 99.9%.

Alcorta Shopping, City of Buenos Aires

Alcorta Shopping is a 106-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking lot) that consists of 15,432.9 square meters of gross leasable area. Alcorta Shopping has a 12-restaurant food court and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. It is a three-level shopping center that includes a parking lot that charges a fee ( from June 2008) with approximately 1,300 spaces. Alcorta Shopping´s targeted clientele consists of high income individuals between the ages of 34 and 54.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,474.7 million, which represents fiscal year sales for approximately Ps. 95,554.7 per square meter and a year-on-year growth of 31.6%. Total rental income increased from approximately Ps. 105.8 million in fiscal year ended June 30, 2014 to Ps. 140.5 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 7,000.2 in 2014 and Ps. 9,106.1 in 2015. As of June 30, 2015, the occupancy rate of Alcorta Shopping was 100%.

Abasto Shopping, City of Buenos Aires

Abasto Shopping is a 169-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by Carlos Gardel subway station; it is six blocks away from Once railway station and near the highway to Ezeiza International Airport. Abasto Shopping opened on November 10, 1998. Our investment in Abasto amounted to US$ 111.6 million. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center (including parking lot and common areas), with approximately 36,669.1 square meters of gross leasable area (40,401.4 sqm including Museo de los Niños). Abasto is ranked #4 in terms of gross leasable area in Argentina. The shopping center is near Torres de Abasto, our apartment complex, and Coto supermarket.

Abasto Shopping has a 26-restaurant food court, a 12-screen movie theatre complex seating approximately 3,100 people, covering a surface area of 8,021 sqm, entertainment area and Museo de los Niños with a surface area of 3,732.3 sqm (the latter is not included within the gross leasable area). The shopping center is distributed in five levels and includes a parking lot for 1,200 vehicles with a surface area of 40,169 sqm.

Abasto Shopping’s target customer is a middle-income shopper aged 25 to 45 that, in our opinion, represents an important portion of the population in this area of Buenos Aires.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 3,150.2 million, 28.7% higher than the sales recorded in the same period of the previous fiscal year. Sales per square meter were approximately Ps. 85,909.2. Total rental income increased from approximately Ps. 238.0 million in fiscal year ended June 30, 2014 to Ps. 301.7 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 6,254.6 in 2014 and Ps. 8,227.2 in 2015. As of June 30, 2015, the occupancy rate of Abasto Shopping was 100%.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 87-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is located in the Recoleta neighborhood, one of the most prosperous areas of the City of Buenos Aires. This neighborhood is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of the most prestigious hotels of the City of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the city.

Patio Bullrich has a total constructed area of 29,982 square meters (including parking lot) that consists of 11,636.2 sqm of gross leasable area and common areas consisting of 12,472 square meters. The shopping center includes a four-screen multiplex movie theatre seating 1,381 people and an 11-store food court. The four-story shopping center has a parking lot that charges a fee with 215 spaces over an area of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

In the fiscal year ended June 30, 2015, the shopping center generated nominal retail sales of approximately Ps. 888.5 million, which represents annual sales for approximately Ps.76,353.1 per square meter and a year-on-year growth of 28.9% compared to fiscal 2014. Total rental income increased from approximately Ps. 79.4 million in fiscal year ended June 30, 2014 to Ps. 98.4 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 6,762.3 in 2014 and Ps. 8,452.8 in 2015. As of June 30, 2015, the occupancy rate of Patio Bullrich was 100%.

Alto NOA, Salta, City of Salta

Alto Noa is a 89-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,072.9 square meters of gross leasable area. Alto Noa has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center occupies one floor and has a free parking lot for 551 cars. Alto Noa’s target customer is a middle-income shopper aged 28 to 40.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,068.6 million, which represents period sales for approximately Ps. 56,027.2 per square meter and a year-on-year growth of 39.5%. Total rental income increased from approximately Ps. 38.7 million in fiscal year ended June 30, 2014 to Ps. 50.7 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 2,022.5 in 2014 and Ps. 2,656.6 in 2015. As of June 30, 2015, the occupancy rate of Alto Noa was 100%.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 63 stores specialized in home decoration which opened in 1993. We own a 53.68% interest in Emprendimientos Recoleta S.A. (“ERSA”), the company which has the concession to operate Buenos Aires Design. The other shareholder of ERSA is Hope Funds S.A., which has a 46.32% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta, pursuant to an agreement executed in June 1993. The concession effective date was scheduled for November 19, 1993 and was set to expire on November 18, 2013. In 2010 the Government of the City of Buenos Aires, pursuant to Decree No. 867, extended the concession term for an additional five-year period, and the expiration date under the agreement became due on November 17, 2018. The concession agreement provides for ERSA to pay the City of Buenos Aires a monthly amount of Ps. 49,029. The concession may be terminated for any of the following reasons, among others: material breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) non payment of the monthly fee for two consecutive periods; (iv) destruction or abandonment of the area under concession; (v) bankruptcy or liquidation; (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of ERSA providing administration by us of Buenos Aires Design for a monthly administration fee of 10% of the net expenditures of expenses.

Buenos Aires Design is located in an exclusive neighborhood named Recoleta in the City of Buenos Aires, near Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas as the most exclusive hotels and restaurants are located in this area and due to its closeness to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 26,131.5 sqm (including parking) that consists of 13,888.2 sqm of gross leasable area. The shopping center has 10 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 326.0 million, which represents approximately Ps. 23,474.2 per square meter. Total rental income increased from approximately Ps. 27.4 million in fiscal year ended June 30, 2014 to Ps. 35.3 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 1,874.9 in 2014 and Ps. 2,543.2 in 2015. As of June 30, 2015, the occupancy rate of Buenos Aires Design was 94.6%.

Alto Rosario, Santa Fe, City of Rosario

Alto Rosario is a 145-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking), which consists of 28,395.6 square meters of gross leasable area (excluding Museo de los Niños). Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping center occupies one floor and has a free parking lot for 1,736 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,951.8 million, which represents a year-on-year growth of 41.6%. Sales per square meter were approximately Ps. 68,735.0 million. Total rental income increased from approximately Ps. 100.1 million in fiscal year ended June 30, 2014 to Ps. 137.6 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 3,390.4 in 2014 and Ps. 4,847.2 in 2015. As of June 30, 2015, the occupancy rate of Alto Rosario was 97.9%.

Mendoza Plaza Shopping, Mendoza, City of Mendoza

Mendoza Plaza is a 144-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza Shopping consists of 42,039.5 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, the Chilean department store Falabella, a food court with 18 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,906.7 million, which represents a year-on-year growth of 25.9%. Sales per square meter were approximately Ps. 45,354.3. Total rental income increased from approximately Ps. 74.1 million in fiscal year ended June 30, 2014 to Ps. 91.7 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 1,802.8 in 2014 and Ps. 2,181.1 in 2015. As of June 30, 2015, the occupancy rate of Mendoza Plaza Shopping was 96.1%.

Córdoba Shopping, Villa Cabrera, City of Córdoba

Córdoba Shopping Villa Cabrera is a 107-store shopping center with a covered area of 35,000 square meters, consisting of 15,328.0 square meters of GLA located in Villa Cabrera, City of Córdoba. It has a 12-screen movie theatre complex and a parking lot for 1,500 vehicles.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 756.0 million, which represents a year-on-year growth of 38.3%. Sales per square meter were approximately Ps. 49,323.6. Total rental income increased from Ps. 39.7 million in fiscal year ended June 30, 2014 to Ps. 54.4 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 2,503.8 in 2014 and Ps. 3,552.0 in 2015. As of June 30, 2015, the occupancy rate of Córdoba Shopping was 99.8%.

Dot Baires Shopping, City of Buenos Aires

Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, out of which 49,847.9 constitute Gross Leasable Area, 156 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood, at the spot where Av. General Paz meets the Panamerican Highway and it is the largest shopping center in the City of Buenos Aires in terms of square meters. As of June 30, 2015, our equity interest in Panamerican Mall S.A. was 80%.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 2,570.6 million, which represents fiscal year sales for approximately Ps. 51,568.8 per square meter and a year-on-year growth of 28.0%. Total rental income increased from approximately Ps. 158.3 million in fiscal year ended June 30, 2014 to Ps. 199.5 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 3,389.3 in 2014 and Ps. 4,001.7 in 2015. As of June 30, 2015, the occupancy rate of Dot Baires Shopping was 99.7%.

Soleil Premium Outlet, Greater Buenos Aires

In December 2007, we entered into an agreement with INC S.A. (“INCSA”), a non-related company, for the acquisition of Soleil Premium Outlet for an amount of US$ 20.7 million.

On July 1, 2010, we executed the final deed for partial conveyance of title of the going concern and closing minutes with INCSA, whereby INCSA transferred to us the shopping center’s going concern, which we started to operate on the referred date. The transaction was exclusive of any debt or credit prior to the transaction with respect to INCSA’s business, as well as the real property where a hypermarket currently operates located in the premises. On April 12, 2011, the Argentine Antitrust Authority (“CNDC”) granted its consent to the transaction.

From April 2013, as a result of its refurbishment and reengineering works, and a strong advertising campaign, it was renamed Soleil Premium Outlet. At present, it has a surface area of 48,313 square meters, 13,993.1 square meters of which are gross leasable area. It comprises 78 stores and 2,335 parking spaces. Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina more than 25 years ago and it is the first Premium Outlet in the country.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 938.4 million, which represents period average sales for approximately Ps. 67,063.3 per square meter and a year-on-year growth of 41.3%. Total rental income increased from approximately Ps. 44.2 million in fiscal year ended June 30, 2014 to Ps. 59.4 million for fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 2,908.4 in 2014 and Ps. 4,242.5 in 2015. As of June 30, 2015, the occupancy rate of Soleil Premium Outlet was 99.4%.

La Ribera Shopping, City of Santa Fe

We hold fifty percent of Nuevo Puerto Santa Fe S.A.’s (NPSF) shares, a corporation that is tenant of a building in which “La Ribera” shopping center was built and currently operates, which has a surface area of 43,219 square meters, comprising 60 retail stores and a seven 2D and 3D-screen multiplex cinema. It also comprises a 510-square meter Cultural Center and 24,553 square meters in outdoor areas and free parking space. Its gross leasable area is approximately 9,750.3 square meters.

The shopping center is strategically located within the Port of Santa Fe, the most developed area in terms of real estate in the City of Santa Fe, 27 km away from the City of Paraná (Province of Entre Ríos) and 96 km away from the City of Rafaela (Province of Santa Fe). Its influence area represents a potential market consisting of over one million people.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 398.1 million, which represents period average sales for approximately Ps. 40,828.4 per square meter and a year-on-year growth of 41.7%. Total rental income increased from Ps. 9.4 million in fiscal year ended June 30, 2014 to Ps. 13.1 million for the fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 1,129.7 in 2014 and Ps. 1,340.3 in 2015. As of June 30, 2015, the occupancy rate of La Ribera Shopping was 99.3%.

Distrito Arcos, City of Buenos Aires

Distrito Arcos is a shopping center we inaugurated on December 18, 2014, and it is our shopping center number 14. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 12,127.3 square meters of gross leasable area and its first stage consists of 63 stores, 115 parking spaces y 15 selling stands.

During a second stage, we plan to build a fitness center, a houseware store and a great cultural offer with 66 stores and 20 selling stands, covering approximately 2,000 square meters of additional gross leasable area. Since its opening, visitors to the shopping center generated nominal retail sales that totaled approximately Ps. 339.9 million, which represent sales per square meter of approximately Ps. 28,026.3. Total rental income was approximately Ps. 22.9 million, which represents total revenues for the period per gross leasable area of Ps. 1,891.1.  As of June 30, 2015, the occupancy rate of Distrito Arcos was 97.3%.

Alto Comahue, City of Neuquén

Alto Comahue is a shopping center we inaugurated on March 17, 2015. Alto Comahue is our shopping center number 15 and is located in the City of Neuquén, in the Patagonian region of Argentina. It has a total footage of 35,000 square meters and 9,456.9 square meters of gross leasable area, approximately 1,000 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 102 retail stores that house the most prestigious brands in Argentina, and will have a 6-screen multiplex movie theater and a theme restaurant, which will open in the upcoming months. It is a three-storey building consisting of a basement where the parking lot and service area are located; the ground floor consisting of 5,100 square meters for retail stores, and the first floor consisting of 720 square meters for restaurants with unique views of the city and 2,700 square meters of retail stores.

The development is a part of a mixed-use complex that further includes a supermarket that is currently in operation and 2 additional parcels of land. One of these parcels is assigned to development of a hotel and the other, which extends over 18,000 sqm -owned by the company-, to future development of houses. Since its opening, visitors to the shopping center generated nominal retail sales that totaled approximately Ps. 182.1 million, which represent sales per square meter of approximately Ps. 19,254.4. Total rental income was approximately Ps. 11.7 million, which represents total revenues for the period per gross leasable area of Ps. 1,236.1. As of June 30, 2015, the occupancy rate of Alto Comahue was 94.2%.

Competition

Because most of our shopping centers are located in densely populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following table sets forth certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross Leasable Area	Stores	National GLA Percentage (2)		Stores Percentage (2)
IRSA Commercial Properties S.A.
	Dot Baires Shopping	CABA	49,848	156	2.67%		2.25%
	Mendoza Plaza Shopping	Mendoza	42,040	144	2.25%		2.07%
	Abasto de Buenos Aires	CABA	40,401	170	2.17%		2.45%
	Alto Avellaneda	GBA	36,729	139	1.97%		2.00%
	Alto Rosario	Rosario	29,656	146	1.59%		2.10%
	Alto Palermo Shopping	CABA	19,545	146	1.05%		2.10%
	Alto Noa	Salta	19,073	89	1.02%		1.28%
	Alcorta Shopping	CABA	15,433	106	0.83%		1.53%
	Córdoba Shopping	Córdoba	15,328	107	0.82%		1.54%
	Soleil Premium Outlet	GBA	13,993	78	0.75%		1.12%
	Buenos Aires Design	CABA	13,888	63	0.74%		0.91%
	Distrito Arcos	CABA	12,127	63	0.65%		0.91%
	Patio Bullrich	CABA	11,636	87	0.62%		1.25%
	La Ribera Shopping	Santa Fe	9,750	60	0.52%		0.86%
	Alto Comahue	Neuquen	9,457	102	0.51%		1.47%
	Subtotal		338,904	1,656	18.16%		23.84%
Cencosud S.A.
Subtotal			651,105	1,465	34.90	%(3)	21.08%
Other
Operators
Subtotal			875,557	3,827	46.95%		55.10%
Total			1,865,566	6,948	100%		100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Percentage over all shopping centers in Argentina. The results may not add up to 100% due to rounding.
(3)	Includes supermarkets.

Source: Argentine Chamber of Shopping Centers

Seasonality

Our business is directly affected by seasonality, affecting the level of our tenants’ sales. During summer holidays in Argentina (January and February) our tenants’ sales reach their minimum level, whereas during winter holidays (July) and in December (Christmas) they reach their maximum level. Clothing stores generally change their collections in spring and autumn, positively affecting our shopping centers’ sales. Sales at discount prices at the end of each season have an adverse impact on our business.

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

In fiscal year ended June 30, 2015, revenues from the development and sale of properties segment amounted to Ps. 15.1 million, compared to Ps. 85.5 million posted in the fiscal year ended June 30, 2014.

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

Another modality for the development of residential transactions is the exchange of land for finished residential units. In these barter transaction, we deliver undeveloped plots of land and another firm is in charge of developing the residential the project. In this case, we receive finished square meters for commercialization, without taking part in the construction works.

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2015, 2014 and 2013:

		As of June 30,
Development	2015	2014	2013
Residential apartments
Caballito Nuevo (5)	2,139	986	6,983
Condominios I and II (1)	6,616	51,917	4,262
Horizons (4)	5,225	22,890	117,090
Other residential apartments (2)	-	44	811
Subtotal residential apartments	13,980	75,837	129,146
Residential Communities
Abril (3)	644	1,750	1,113
El Encuentro (5)	461	7,944	11,698
Subtotal Residential Communities	1,105	9,694	12,811
Land Reserve
Canteras Natal Crespo	-	-	39
Neuquén(1)	-	13,390	-
Subtotal Land Reserves	-	13,390	39
Total	15,085	98,921	141,996

(1)  Through IRSA Commercial Properties.
(2)  Includes the following properties: Torres Jardín, Alto Palermo Park (fully sold), and San Martín de Tours.
(3)  Includes the sales of Abril’s shares.
(4)  Owned by Cyrsa.
(5)  Through IRSA.

Development	Company	Interest	Date of Acquisition	Surface area sqm	Area intended for sale sqm	Area intended for Construction sqm	Sold	Title deed executed	Location	Accumulated income as of June 2015	Accumulated income as of June 2014	Accumulated income as of June 2013	Book Value
Residential
Available for sale (4)
Condominios del Alto I	IRSA Commercial Properties	100%	04/30/1999	-	2,082	-	71%	67%	Santa Fe	6,314	2,614	4,262	21
Condominios del Alto II	IRSA Commercial Properties	100%	04/30/1999	-	5,009	-	96%	93%	Santa Fe	302	49,303	-	526
Caballito Nuevo	IRSA	100%	11/03/1997	-	8,173	-	98%	98%	CABA	2,139	986	6,983	-
San Martin de Tours	IRSA	100%	03/01/2003	-	3,492	-	99%	99%	CABA	-	-	-	181
El Encuentro	IRSA	100%	11/18/1997	-	127,795	-	100%	99%	Buenos Aires	461	7,944	11,698	-
Abril Club de Campo – Plot division	IRSA	100%	01/03/1995	-	5,135	-	99%	99%	Buenos Aires	644	1,75	1,113	-
Abril Club de Campo - Casona (5)	IRSA	100%	01/03/1995	31,224	34,605	-	-	-	Buenos Aires	-	-	-	2,357
Torres Jardín	IRSA	100%	07/18/1996	-	-		-	-	CABA	-	44	811	-
Apartment Entre Ríos 465/9	IRSA Commercial Properties	100%	-	-	-		-	-	Buenos Aires	-	-	-	1,4
Horizons	IRSA	50%	01/16/2007	-	71,512	-	100%	98%	Buenos Aires	5,225	22,89	117,09	3,13
Units to be received					-					-	-	-	-
Beruti (Astor Palermo) (1)	IRSA Commercial Properties	100%	06/24/2008	-	2,632	-	-	-	CABA	-	-	-	32,872
Caballito Manzana 35	IRSA	100%	10/22/1998	-	8,258	-	-	-	CABA	-	-	-	52,205
Canteras Natal Crespo (2 commercial parcels)	IRSA	-	-	40,333	-	60,499	-	-	Buenos Aires	-	-	39	-
CONIL - Güemes 836 - Mz 99 and Güemes 902 - Mz 95 and Retail Stores	IRSA Commercial Properties	100%	07/19/1996	1,389	-	-	-	-	Buenos Aires	-	-	-	5,409
Subtotal Residential				71,557	308,327	60,499				15,085	85,531	141,996	98,101
Land Reserves
Isla Sirgadero	IRSA	100%	02/16/2007	8,360,000	-	-	-	-	Santa Fe	-	-	-	2,894
San Luis Plot of Land	IRSA	100%	05/29/1997	74,828	-	-	-	-	Buenos Aires	-	-	-	1,564
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	-	Buenos Aires	-	-	-	918
Mariano Acosta	IRSA	100%	02/28/1998	967,29	-	-	-	-	Buenos Aires	-	-	-	804
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	-	Buenos Aires	-	-	-	639
Pilar R8 Km 53	IRSA	50%	03/31/2008	3,250,523	-	-	-	-	San Luis	-	-	-	1,584
Subtotal Land Reserves				14,388,622	-	-					-	-	8,403
Future Developments
Mixed Used
UOM Lujan (7)	IRSA Commercial Properties	100%	05/31/2008	1,160,000	-	-	N/A	N/A	Buenos Aires	-	-	-	41,972
Nobleza Picardo (8)	IRSA Commercial Properties	50%	05/31/2011	159,995	-	127,996	N/A	N/A	Buenos Aires	-	-	-	40,059
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	-	N/A	N/A	CABA	-	-	-	22,128
Solares Santa María (9)	IRSA	100%	07/10/1997	716,058	-	-	N/A	N/A	CABA	-	-	-	171,461
La Adela		100%	08/01/2014	10,580,000	-	-	N/A	N/A	Buenos Aires	-	-	-	10,115
Residential							-	-		-	-	-	-
Coto Abasto Air Space	IRSA Commercial Properties	100%	09/24/1997	-	-	21,536	N/A	N/A	CABA	-	-	-	10,429
Neuquén – Housing Plots of Land	IRSA Commercial Properties	100%	07/06/1999	13	-	18	N/A	N/A	Neuquén	-	13,39	-	803
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	N/A	N/A	Uruguay	-	-	-	62,568
Pereirairaola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-			Buenos Aires				8,200
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	N/A	N/A	Uruguay	-	-	-	43,362
Retail
Caballito Shopping Plot of Land(10)	IRSA Commercial Properties	100%	-	23,791	-	-	N/A	N/A	CABA	-	-	-	45,812
Potential Dot Expansion	IRSA Commercial Properties	80%	-	15,881	-	47,643	N/A	N/A	CABA	-	-	-	-
Offices
Philips Adjoining Plots– Offices 1 and 2	IRSA Commercial Properties	80%	11/28/2006	12,8	-	38,4	N/A	N/A	CABA	-	-	-	25,336
Baicom	IRSA	50%	12/23/2009	6,905	-	34,5	N/A	N/A	CABA	-	-	-	4,183
Intercontinental Plaza II (11)	IRSA Commercial Properties	100%	02/28/1998	6,135	-	19,598	N/A	N/A	CABA	-	-	-	1,564
Catalinas Norte Plot of Land	IRSA	100%	12/17/2009	3,649	-	35,3	N/A	N/A	CABA	-	-	-	109,496
Subtotal Future Developments				13,035,458	165,127	342,973				-	13,390	-	597,528
Total Land Reserves				27,495,637	435,209	403,472				15,085	98,921	141,996	704,032
(1) Area intended for sale means own square meters of residential apartments, including parking spaces and storage spaces. Stated at 100%, before any sale.
(2) Sold % comprises such sale transactions for which a Purchase Agreement (Boleto) has been executed, for which Possession has been taken or a Title Deed has been signed. Includes square meters of residential apartments, parking and storage spaces.
(3) The Title Deed executed % comprises such sale transactions for which a Title Deed has been executed. Includes the square meters of residential apartments, parking and storage spaces.
(4) In such case where IRSA/IRSA Commercial Properties received units under a barter agreement, the "Area intended for sale" corresponds to such area received rather than the entire development.
(5) The Area intended for sale includes 31,224 sqm of land and 4,712.81 sqm in the aggregate of La Casona (deducting 1,331.76 sqm of ground floor).
(6) The Area intended for sale does not include 171 commercial parking spaces to be received or rebate units.
(7) The Feasibility of Mixed Uses Permit has been applied for and provincial approval is pending.
(8) The 127,996 square meters derive from the current regulations, we are working on a preliminary project of 479,415 square meters intended for construction (pending approval).
(9) The Feasibility permit has been applied for 716,058 square meters intended for construction, and approval is pending from the Legislature of the City of Buenos Aires.
(10) Preliminary project of 71,374 square meters intended for construction, approval of urban parameters is pending.
(11) The 6,135 square meters of Land are those of the parcel, which includes Inter I and II. During May, 2015, we reported that, through IRSA Commercial Properties, we have signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, we sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”
(12) On September 3, 2015, we signed the transfer deed for the sale of “Isla Sirgadero” plot of land. The price of the transaction was Ps. 10.7 million.

Additional information about our Properties and Land Reserves

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

Residential Properties (available for Sale)

Condominios del Alto I – City of Rosario, Province of Santa Fe (IRSA Commercial Properties)

As of June 30, 2015, the project has been completed, and one parking space is available for sale.

Condominios del Alto II –City of Rosario, Province of Santa Fe (IRSA Commercial Properties)

As of June 30, 2015, works in parcel H have been completed; all units under the barter agreement have been received and 13 parking spaces and two storage spaces are available for sale.

San Martín de Tours – City of Buenos Aires

This is a unique Project located in Barrio Parque, an exclusive residential area in the City of Buenos Aires. During May 2006, the commercialization of the project was launched with successful results. The image of the product was originally developed under the name “Barrio Chico” through advertisements in the most important media. As of June 30, 2015, the project is completed and there are 2 parking spaces pending sale.

El Encuentro - Benavidez, Tigre – Province of Buenos Aires

In the district of Benavidez, Municipality of Tigre, 35 kilometers north of downtown Buenos Aires, there is a 110-hectare gated residential complex known as “El Encuentro”, consisting of a total of 527 lots and a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. As of June 30, 2015, all the units have been sold.

Abril – Hudson – Province of Buenos Aires

Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single-family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The project is highly consolidated, and as of June 30, 2015 there is one lot pending execution of the relevant title deed.

“La Casona Abril” is located in the heart of the project. It is the antique manor of “Estancia Pereyra Iraola,” which was built in the decade of the thirties by architect José Mille. This little French-style palace of the XIX century has 4,700 sqm distributed over four floors and a garden of around 30,000 sqm.

Horizons, Vicente López, Olivos, Province of Buenos Aires

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March last under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, the “Parque” complex, thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2015, the project was fully built and 3 apartments, 3 parking spaces and 1 storage space are pending execution of the title deed. The stock available for sale consists of 8 parking spaces and 52 storage spaces.

Units to be received under barter agreements

Beruti Plot of Land – City of Buenos Aires (IRSA Commercial Properties)

On October 13, 2010, the Company, through its subsidiary IRSA Commercial Properties, and TGLT S.A. (“TGLT”) entered into a barter agreement in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and future residential apartments to be constructed by TGLT in the plot. The transaction value was agreed on US$18.8 million, of which US$10.7 million has already been paid. TGLT is currently building an apartment building with residential and commercial parking spaces, in which, in accordance with the terms of the agreement, TGLT will transfer to IRSA Commercial Properties (i) certain units to be determined, representing 17.33% of the aggregate surface of the residential space, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces, (iii) all the commercial parking spots in the future building. To ensure performance of the obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor our subsidiary.

An organization called “Asociación Amigos Alto Palermo” filed a write of relief in order to prevent the construction works and obtained a precautionary measure for the suspension of the construction works. The Contentious-Administrative and Tax Appellate Court for the City of Buenos Aires ordered the release of the precautionary measure that suspended the works. At present, the write of relief is in the discovery stage, and no judgment has been rendered in that regard. On December 4, 2013, the term for the delivery of the units involved was extended for 11 months and on November 4, 2014 a new 11 month extension was signed. On June 11, 2015 final judgment was rendered in favor of us and TGLT.

Caballito Plot – City of Buenos Aires (IRSA)

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

A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out by TGLT in the abovementioned property. Once said preliminary injunction was deemed final, the Government of the City of Buenos Aires and TGLT were served notice of the complaint.

CONIL – Avellaneda, Province of Buenos Aires (IRSA Commercial Properties)

These plots of the Company face Alto Avellaneda shopping center, totaling 2,398 sqm distributed in two opposite corners and according to urban planning standards, around 6,000 sqm may be built. Its intended use, either through an own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed for the purpose of developing a residential project and as consideration for it, IRSA Commercial Properties will receive 1,365 sqm of retail stores located on the ground floors of blocks 99 and 95, on Güemes 836 and Güemes 902, respectively. Delivery of the consideration for block 95 is expected to take place in January 2018, and that corresponding to block 99 is scheduled for September 2018. The barter price was US$ 0.7 million.
Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, we sold 100% of our interest in Canteras Natal Crespo S.A. representing 50% of its capital stock, to Euromayor S.A. de Inversiones for US$ 4,215,000 according to the following payment schedule: US$ 3,815,000 in cash and US$ 400,000 through the transfer of almost 400,000 sqm for business purposes within the project to be developed in the site known as Laguna Azul. Delivery of the non-monetary consideration is expected for March 2017.

Land Reserves and development properties

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

Future Developments

Mixed Uses

Ex UOM – Luján, Province of Buenos Aires (IRSA Commercial Properties)

This 115-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by Cresud on May 31, 2008 from Birafriends S.A. for US$ 3 million. In May 2012, IRSA Commercial Properties acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. IRSA Commercial Properties is seeking to change the zoning parameters, to enable the consummation of the project.

La Adela (IRSA)

“La Adela” farmland is located 60 kilometers northwest of the City of Buenos Aires, and it is one of our original farmlands. In December 2001, the dairy facility was closed down, using its total surface area for crop production. Between March 2005 and December 2007 we bought 72 additional hectares which were added to the existing 982 hectares. During the fiscal year ended June 30, 2014, 837 hectares were used for corn and soybean crops. In July 2014 we sold to our subsidiary IRSA the “La Adela” farm.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires (IRSA Commercial Properties)

On March 31, 2011, Quality Invest S.A. (a subsidiary of IRSA Commercial Properties, with a 50% equity interest) and Nobleza Piccardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Martín, Province of Buenos Aires, currently used for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments. The price for the property was US$ 33 million, 30 % of which was paid at such time. A first-priority mortgage was created for the balance of the price on the property, in favor of Nobleza. The balance plus interest at a nominal annual rate of 7.5% on the outstanding balance were paid in full –principal plus interest- in March 2013, by advancing payments.

Simultaneously with the execution of the title deed the parties entered into a lease agreement whereby Nobleza leased the whole property to Quality Invest S.A. for a term of up to 36 months from May 2011. This lease agreement contained a clause providing for partial return of the property from month 8 (eight) to month 14 (fourteen) after the date of execution thereof. Prior to expiration, an extension was executed for 2 (two) to 6 (six) months due to expire in December 2012, and Quality Invest obtained usufructuary rights to over half the plot of land. The return of the remaining area set forth in the agreement and due to occur in May 2014 was once again extended until December 31, 2014. On March 2, 2015 a Certificate was executed by Nobleza and Quality Invest for full return of the property, and the contractual relationship between the parties came to an end.

On May 16, 2012 the Municipality of San Martín granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

Pursuant to an Ordinance enacted on December 30, 2014, a process was initiated to obtain a rezoning permit for the plot of land to be used mainly for Commercial Purpose, which considerably expands the uses and potential buildable square meters through new urban indicators; such process is pending approval of the enacted Ordinance by the Government of the Province of Buenos Aires pursuant to a Decree.

As approved in the Ordinance, on January 20, 2015 Quality Invest entered into a Zoning Agreement with the Municipality of San Martín which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process.

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

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by the Environmental Urban Plan Council (Consejo del Plan Urbano Ambiental, “COPUA”) and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

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

Puerto Retiro – City of Buenos Aires

Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. We own a 50% interest in Puerto Retiro.

On April 18, 2000, Puerto Retiro S.A. was served notice of a filing made by the Argentine Government, through the Ministry of Defense, seeking to extend the bankruptcy of Inversora Dársena Norte S.A. ("Indarsa") to the Company. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor.

 Indarsa had acquired 90% of the capital stock in Tandanor from the Argentine Government in 1991. Tandanor’s main business involved ship repairs performed in a 19-hectare property located in the vicinity of La Boca neighborhood and where the Syncrolift is installed.

 As Indarsa failed to comply with its payment obligation for acquisition of the shares of stock in Tandanor, the Ministry of Defense filed a bankruptcy petition against Indarsa, seeking to extend it to the Company.

 The evidentiary stage of the legal proceedings has already concluded. The Company lodged an appeal from the injunction order, and such order was confirmed by the Court of Appeals on December 14, 2000. The parties filed the arguments in due time and proper manner. After the case was set for judgment, the judge ordered the suspension of the judicial order requesting the case records for issuance of a decision based on the alleged existence of pre-judgmental status in relation to the criminal case against former officials of the Ministry of Defense and former directors of the Company, for which reason the case will not be adjudicated until a final judgment is entered in respect of the criminal case.

It has been made known to the commercial court that the expiration of the limitation period has been declared in the criminal action and the criminal defendants have been acquitted. However, this decision was reversed by the Criminal Court of Cassation (Cámara de Casación Penal). An extraordinary appeal was filed and rejected, therefore an appeal was directly lodged with the Argentine Supreme Court for improper refusal to permit the appeal, and a decision is still pending.

 Management and legal counsel to the Company believe that there are sufficient legal and technical arguments to consider that the petition for an extension of the bankruptcy will be dismissed by the court. However, in view of the particular features and progress of the case, this position cannot be held to be conclusive.

 In turn, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property disputed in the case.

 In July 2013 the answer to the civil action was filed, which contained a number of defenses. Tandanor requested the intervention of the National Government as third party co-litigant in this case, which petition was granted by the Court. In March 2015 both the National Government and the criminal complainant answered the asserted defenses. As of the date hereof no resolution has been issued in such regard. While the court does not issue a decision on the asserted defenses, it is hard to foresee whether Puerto Retiro will succeed or not in this case.

Residential

Coto Residential Project (IRSA Commercial Properties)

IRSA Commercial Properties owns approximately 23,000 sqm in air space over the top of the Coto hypermarket that is near to the Abasto Shopping Center in the heart of the City of Buenos Aires. IRSA Commercial Properties and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997, whereby IRSA Commercial Properties acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood.

Neuquén Parcela Viviendas – Neuquén, Province of Neuquén (IRSA Commercial Properties)

Through Shopping Neuquén SA, we own a plot of 13,000 sqm and a construction capacity per FOT of 18,000 sqm of residential properties in an area with significant potential. This area is located close to the recently opened shopping center Alto Comahue, the hypermarket and a hotel to be constructed in months to come.

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two companies incorporated under the laws of Uruguay, for US$ 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

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

The total purchase price for Zetol S.A. was US$ 7.0 million; of which US$ 2.0 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

In addition, Vista al Muelle S.A. owned since September 2008 a plot of land purchased for US$ 0.83 million. Then, in February 2010, plots of land were acquired for US$ 1 million, the balance of which as of to date amounts to US$ 0.28 plus interest and will be repaid in December 2014. In December 2010, Vista al Muelle S.A. executed the title deed of other plots for a total amount of US$ 2.66 million, of which US$ 0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

On June 30, 2009, the Company sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A for US$ 1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. we executed a stock purchase agreement pursuant to which we repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for US$ 2.7 million. Accordingly, as of June 30, 2015, our stake, through Tyrus, in Liveck is 100%.

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

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 we sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for US$ 11.7 million. The purchaser would develop a project that included the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots amounting to approximately US$ 3 million was included in the sale price. At present the project is at an advanced stage, and the 52 lots are expected to be received in 2016.

Retail

Caballito Plot – City of Buenos Aires (IRSA Commercial Properties)

This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which IRSA Commercial Properties purchased in November 1997. This plot would allow developing a shopping center having 30,000 sqm, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property which already has the consent of the Executive Branch.

Dot Adjoining Plot – City of Buenos Aires (IRSA Commercial Properties)

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

Offices

Philips Adjoining Plots 1 and 2 – City of Buenos Aires (IRSA Commercial Properties)

These two parcels of 6,400 sqm with construction capacity of 19,200 sqm each, are at present a significant land reserve jointly with a plot where the extension of Dot Baires Shopping is planned. As a result of major developments, the intersection of Av. General Paz and the Panamerican Highway has experienced a significant growth in recent years. The project of theses parcels will conclude the consolidation of this area.

Baicom Plot - City of Buenos Aires

On December 23, 2009, we acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps. 4.5 million. The property’s total surface area is 6,905 square meters and there is a construction permit associated for 34,500 square meters in accordance with the City of Buenos Aires urban construction rules and regulations.

Catalinas Norte Plot - City of Buenos Aires

Facing the River Plate, this plot is in a privileged location. Having been witness to one of the largest vertical developments in the city, the Catalinas district has consolidated itself as the paramount office real estate area in the city. The project, featuring 35,300 square meters to be built on the ground floor comprises a tower of 37 floors including 4 ground floors, an open ground floor, mezzanine, dining and multipurpose room on the first floor, 28 office floors, 2 terrace floors and one mechanical room.

Intercontinental Plaza II Plot - City of Buenos Aires (IRSA Commercial Properties)

The Intercontinental Plaza complex is located in the heart of the Montserrat district, situated a few meters away from the most important avenue in the city and the financial district. It comprises an office tower and the exclusive Intercontinental Hotel. In the 6,135 square meter plot, it would be feasible to develop a second office tower, including 19,600 square meters and 25 floors, that would supplement the one already erected in the intersection of Moreno and Tacuarí streets.

Hotels

During fiscal year 2015, we kept our 76.34% interest in Intercontinental hotel, 80.00% interest in Sheraton Libertador hotel and 50.00% interest in Llao Llao. We observed a decrease in the occupancy of our hotels due to a lower inflow of foreign and corporate tourists.

The following chart shows certain information regarding our luxury hotels:

						Fiscal Year Sales as of June 30,
Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room Ps.(2)	2015	2014	2013	Book Value
Intercontinental (3)	11/01/1997	76.34%	309	68.74%	1,276	143,281	123,925	87,081	56,140
Sheraton Libertador (4)	03/01//1998	80.00%	200	75.75%	1,142	93,801	74,178	52,089	31,690
Llao Llao (5)	06/01/1997	50.00%	205	51.37%	2,746	159,215	133,459	86,666	84,047
Total	-	-	714	65.69%	1,564	396,297	331,562	225,836	171,877

(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4) Through Hoteles Argentinos S.A.
(5) Through Llao Llao Resorts S.A.

Additional information about our Hotels

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

 In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., operator, among others, of the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms. The occupancy of the hotel decreased in the April-June quarter due to eruption of the Calbuco volcano which resulted in a significant reduction of bookings for stays for such period.

Hotel Intercontinental, City of Buenos Aires

In November 1997, we acquired 51% of the Hotel Intercontinental from Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation. During this year the hotel remodeled floors 6, 7 and 8, totaling 61 remodeled rooms that required an investment of Ps. 8.8 million.

Hotel Sheraton Libertador, City of Buenos Aires

In March 1998 we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$ 23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation. During this year the hotel lobby was remodeled. The investment amounted to Ps. 5.0 million.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro

On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$ 7.0 million, of which US$ 4.2 million were paid in cash and the balance of US$ 2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$ 0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

Savoy Hotel

On February 5, 2015, the Company indirectly sold 100% of its equity interest in Bitania 26 S.A., owner of Hotel “Savoy” in the city of Rosario (Province of Santa Fe), which accounts for 49% of its capital stock, for US$ 4.2 million. The income from the transaction amounted to approximately Ps. 13.3 million.

International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located on Third Avenue and 53rd Street, in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and it has been named after its original elliptic form and the reddish color of its façade. Its gross leasable area is around 57,500 sqm distributed in 34 stories.

As of June 30, 2015, this building had an occupancy rate of 91.86% generating average revenues of US$ 64.74 per sqm.

Lipstick Building	Fiscal year ended June 30, 2015	Fiscal year ended June 30, 2014	YoY Var
Gross Leasable Area (sqm)	58,094	58,092	-
Occupancy	91.86%	88.94%	2.92pp
Rent (US$./sqm)	64.74	63.69	1.65%

As of June 30, 2015, 2 additional lease agreements had been executed totaling an aggregate surface area of 22,585 additional square meters, to be actually occupied during the next fiscal year, causing its occupancy rate to rise to 95.47% and its average rental price to US$ 65.09 per sqm.

Finally, in the southern wing of the lobby there is an exhibition since September 2014 showcasing part of the work and life of the celebrated Argentine architect César Pelli. The exhibition has been conceived, designed and executed in close cooperation with César Pelli’s architectural firm.

Sale of 183 Madison Ave, New York, NY

In September 2014, the Company, acting through its subsidiary Rigby 183 LLC (“Rigby”) closed the sale of the Madison 183 building, located in the city of New York, United States of America, for US$ 185 million, and discharged the mortgage on this asset for US$ 75 million. In December 2010 we had acquired a 49% stake in Rigby, owner of the building, which we valued at US$ 85.1 million. In November 2012 we increased our interest by 25.5%, and thus became holders of a 74.50% stake in Rigby’s stock capital. At the time of this purchase the building was valued at US$ 147.5 million. The building’s sale price, of US$ 185 million, implies an appreciation of 117% during the investment period. During the second quarter of 2015 we recorded a balance of Ps. 188.3 million due to reversal of the conversion reserve generated in Rigby resulting from the partial repayment of principal.

Sale of remaining interest in Hersha Hospitality Trust

Hersha is a REIT listed on the New York Stock Exchange under the ticker “HT”. Hersha mainly invests in institutional hotels located in shopping centers, suburban commercial areas and secondary destinations and markets mainly located in the northeastern region of United States and in selected markets of the western coast of the United States. Hersha acquires properties in areas where it believes there is a developing market and has a proactive management that seeks to create and add value in the long term.

In the first quarter of 2015, IRSA indirectly held 1,000,000 common shares in Hersha, which were sold at an average price of US$ 6.74 per share. As a result, IRSA holds no share interest in Hersha.

Investment in Condor

We hold our investment in the Condor Hospitality Trust hotel REIT, through our subsidiary Real Estate Strategies, L.P. (“RES”), in which we hold a 66.8% interest. Condor is a REIT listed in Nasdaq and is focused on middle-class and long-stay hotels, in 21 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others. In March 2015 a new CEO was appointed, who is working in relaunching the REIT. The REIT’s name has been changed from Supertel Hospitality Inc. to Condor Hospitality Trust, and its ticker in Nasdaq has been changed from “SPPR” to “CDOR”. The strategy is based on selective disposition of hotels within a lower category range and replace them with hotels in higher categories. The company’s results for the first six months of 2015 show an improvement in its rental and hotel occupancy operating ratios and sales of assets for attractive prices.

Investment in IDB Development Corporation

For this information, see “Item A. History and Development of the Company—Significant acquisitions, dispositions and development of business—Fiscal year ended June 30, 2015— Investment in IDBD” and “—Recent Developments.”

Financial Operation and Others

Our interest in Banco Hipotecario S.A.

As of June 30, 2015, IRSA held a 29.99% interest in Banco Hipotecario, which represented 14.08% of IRSA's consolidated assets as of such date. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 60 branches in the 23 Argentine provinces and the City of Buenos Aires, and 15 additional sales offices. Additionally, its subsidiary Tarshop S.A. has 27 sales offices.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2015, Banco Hipotecario ranked thirteenth in the Argentine financial system in terms of shareholders’ equity and thirteenth in terms of total assetsAs of June 30, 2015, Banco Hipotecario’s shareholders’ equity was Ps. 4,700.7 million, its consolidated assets were Ps. 33,321.4 million, and its net income for the twelve-month period ended June 30, 2015 was Ps. 537.2 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans to the non-financial private sector increased from Ps. 7,676.1 million as of December 31, 2012 to Ps. 10,708.0 million as of December 31, 2013, Ps. 14,845.9 million as of December 31, 2014 and Ps. 16,551.9 million as of June 30, 2015, increasing the interest in the aggregate loan portfolio to the non-financial private sector from 80.4% as of December 31, 2012 to 87.0% as of June 30, 2015. Non-performing loans represented 2.3% of its total portfolio as of June 30, 2015.

Furthermore, Banco Hipotecario has diversified its funding sources; it has reduced its international financing and has become one of the most frequent issuers of debt in Argentina by developing its presence in the local capital market and increasing its deposit base. Its financial debt represented 21.8% of the total financing as of June 30, 2015.

Its subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking and securitization which consolidates with BACS Administradora de Activos S.A. S.G.F.C.I. a company specialized in asset management; BHN Inversión S.A. which consolidates with: BHN Vida S.A., a life insurance company, BHN Seguros Generales S.A., a fire insurance company for home owners; and Tarshop S.A., a company specialized in the sale of consumer financing products and cash advances to non-banking customers.

On October 10, 2012, Banco Hipotecario paid dividends for Ps.100 million, as approved in April 2011 by the Shareholders’ Meeting. Furthermore, on August 23, 2013, the General Shareholders’ Meeting resolved upon the distribution of Ps. 30 million on account of cash dividends on common shares, which were paid on September 20, 2013. In addition, the General Shareholders’ Meeting held on April 24, 2014 approved the distribution of cash dividends on common shares for Ps. 42 million that were made available to the shareholders in January 2015.

The following table shows Banco Hipotecario’s financing sources(1) as from the dates indicated:

	At June 30,				% Change
	2015		2014		2015 vs.2014
	(in millions of Pesos, except for percentages)

Bonds	Ps.	4,926.7	Ps.	3,501.7	40.7%
Subordinated Bonds		100.0		-	NM
Borrowings from Central Bank.		0.1		0.1	42.0%
Borrowings from banks and international entities		297.4		558.4	-46.8%
Deposits		18,191.2		13,691.3	32.9%
Total	Ps.	23,515.4	Ps.	17,751.5	32.5%

(1)  Excludes accrued interest.

IRSA’s Regulation and Government Supervision of its Real Estate Business

Legal Framework

Regulation and Governmental Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances are applicable to the development and operation of our properties.

Currently, Argentine law does not specifically regulate shopping center lease agreements. Since our shopping center leases generally differ from ordinary commercial leases, we have created provisions which govern the relationship with our shopping center tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

•	a prohibition to include automatic price adjustment clauses based on inflation increases in lease agreements; and

•
the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

Rent Increase

In addition, there are contradictory court rulings with respect to whether the rent price can or cannot be increased during the term of the lease agreement. For example, Section 10 of the Public Emergency Law prohibits the adjustment of rent under lease agreements subject to official inflation rates, such as the consumer price index or the wholesale price index. Most of our lease agreements have incremental rent increase clauses that are not based on any official index. As of the date of this document no tenant has filed any legal action against us challenging incremental rent increases, but we cannot assure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on our company.

Limits on lease terms

Under the Argentine Civil and Commercial Code lease terms may not exceed fifty years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options–leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Right to Termination

The Argentine Civil and Commercial Code provides that tenants of properties may rescind lease agreements earlier after the first six months of the effective date. Such rescission is subject to penalties which range from one to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent.

It should be noted that the Argentine Civil and Commercial Code became effective on August 1, 2015 and that, among other rules, it repealed the Urban Lease Law (No. 23,091), which provided for a rule similar to the one described above, but established the obligation to give at least 60 days’ prior notice of exercise of the unilateral right to termination by the tenant. There are no court rulings yet with respect to the new regulations related to: (i) unilateral right to termination by tenant; i.e. whether the parties may waive the tenant’s right to terminate the agreement unilaterally; or in relation to (ii) the possibility of establishing a penalty different from the penalty described above in the event of termination.

Other

While current Argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees’ failure to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no less than ten days for leases for residential purposes, and establishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and Use of the Land

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building, occupation and environmental regulations. In the city of Buenos Aires, where the vast majority of our real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

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

Sales and Ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to built units or units to be built, the owner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser–such as demanding payment of any outstanding installments due – unless he/she fully complies with their obligations, but does not prevent the purchaser from exercising its rights against seller.

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

The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles. Architectural requirements refer to pathways, stairs, ramps and parking.

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

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

Other Regulations

Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly establishes in Article 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party of the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a mass-market economy where standard form contracts are widespread.

As a result, the Consumer Protection Law and the Argentine Civil and Commercial Code deem void and unenforceable certain contractual provisions included in consumer contracts entered into with consumers or end users, including those which:

•	deprive obligations of their nature or limit liability for damages;

•	imply a waiver or restriction of consumer rights and an extension of seller rights; and

•	impose the shifting of the burden of proof from the consumer to the seller in order to protect the consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party was entitled, including closing down of establishments for a term of up to 30 days.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services free of charge or for a price for their own final use or benefit or that of their family or social group. In addition, both laws provide that those who though not being parties to a consumer relationship as a result thereof acquire or use goods or services, for consideration or for non-consideration, for their own final use or that of their family or social group are entitled to such protection rights in a manner comparable to those engaged in a consumer relationship.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The Argentine Civil and Commercial Code defines a consumer agreement as such agreement that is entered into between a consumer or end user and an individual or legal entity that acts professionally or occasionally either with a private or public company that manufactures goods or provides services, for the purpose of acquisition, use or enjoyment of goods or services by consumers or users for private, family or social use.

The protection under the laws afforded to consumers and end users encompasses the entire consumer relationship process (from the offering of the product or service) and it is not only based on a contract, including the consequences thereof.

In addition, the Consumer Protection Law establishes a joint and several liability system under which for any damages caused to consumers, if resulting from a defect or risk inherent in the thing or the provision of a service, the producer, manufacturer, importer, distributor, supplier, seller and anyone who has placed its trademark on the thing or service shall be liable.

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

Pursuant to Resolution No. 104/05 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Economy, the Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercorsur's Common Market Group which requires that those who engage in commerce over the Internet (E-Business) shall disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress –Law No. 26,993. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC) and the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The administrative system known as Preliminary Conciliation Service for Consumer Relationships (COPREC) is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) is not in force yet, therefore, any court claims should be currently filed with the existing applicable courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system referred to above, without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law. Law No. 25,156, as amended, prevents monopolistic practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business of the companies concerned exceeds in Argentina the amount of Ps. 200.0 million, in such case the respective concentration should be submitted for approval to the Argentine Antitrust Authority (“Comisión Nacional de Defensa de la Competencia”, “CNDC”). The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps. 20.0 million each are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected by the companies concerned during the prior 12-month period exceed in the aggregate Ps. 20.0 million or Ps. 60.0 million in the last 36 months, these transactions must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps. 200.0 million, we should give notice to the CNDC of any concentration provided for by the Antitrust Law.

Credit Card Law. Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361, governs certain aspects of the business activity known as “credit card system.” Regulations impose minimum contract contents and approval thereof by the Argentine Ministry of Industry, as well as limitations on chargeable interest by users and commissions charged by the retail stores that adhere to the system. The Credit Card Law applies both to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop. Pursuant to Communication “A” 5477 issued by the Central Bank, loans granted under credit cards by non-financial entities cannot exceed 25% of the monthly interest rate published by the Central Bank for loans to individuals without security interests.

Environment. Our activities are subject to a number of national, provincial and municipal environmental provisions.

Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

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

In addition, the CNV Rules require the obligation to report to the CNV any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The new Argentine Civil and Commercial Code has introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and the rights with a collective impact in general.

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and associated companies

The following table includes a description of our subsidiaries and associated companies as of June 30, 2015:

Subsidiaries	Effective Ownership and Voting Power Percentage		Property/Activity

Agro Managers S.A	46.84%
Agro Managers S.A. is engaged in doing by itself or on behalf of third parties investments in the country or overseas through long and short term loans with or without  warranties, derivatives, stocks and commodities as well as any kind of debentures or credit notes.

Agro-Uranga S.A	35.72%		Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.
Agropecuaria Acres del Sud S.A.	100	%(1)	Agropecuaria Acres del Sud SA is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.
Alafox	100	%(2)
Alafox S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Brasilagro Companhia Brasileira de Propiedades Agrícolas	39.76	%(3)	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.
Codalis	100	%(2)
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

FyO Trading S.A.	59,63%
FyO Trading S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

Granos Olavarria S.A.	59,63	%(4)	Granos Olavarría S.A. is principally engaged to the warehousing of cereals and brokering of grains.

Helmir S.A.	100%
Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima	64.30	%(3)	It is a leading Argentine company devoted to the development and management of real estate.

Ombú Agropecuaria S.A	100	%(5)	Ombú Agropecuaria S.A is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.
Sedelor	100	%(2)
Sedelor S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and in the management and administration of the capital stock it owns on companies controlled by it.

Sociedad Anónima Carnes Pampeanas S.A. (formerly known as Exportaciones Agroindustriales Argentinas S.A.)	100	% (6)	Sociedad Anónima Carnes Pampeanas, a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

Yatay Agropecuaria S.A	100	%(7)	Yatay Agropecuaria S.A is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.
Yuchán Agropecuaria S.A	100	%(8)	Yuchán Agropecuaria S.A is principally engaged in the trading of agricultural products and by-products, and the acquisition/sales, leasing and construction of urban and rural properties.

(1) Includes Doneldon’s, Alafox´s Sedelor´s and Helmir's interest.
(2) Corresponds to Doneldon´s interest.
(3) Excludes effect of treasury stock.
(4) Includes Futuros y Opciones.Com S.A.’s interest.
(5) Includes Codalis’s, Alafox´s and Sedelor´s interest.
(6) Includes Helmir's interest.
(7) Includes Doneldon’s, Sedelor’s, Codalis’s and Helmir's  interest.
(8) Includes Doneldon’s, Alafox’s and Codalis’s interest.

D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Agricultural Properties

As of June 30, 2015, we owned, together with our subsidiaries, 31 farmlands, which have a total surface area of 622,220 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

Owned Farmlands as of June 30, 2015
	Facility	Province	Country	Gross Size		Date of Acquisition	Primary Current Use	Net Book Value
				(in hectares)				(Ps. Millions) (1)

1	El Recreo	Catamarca	Argentina	12,395		May 95	Natural woodlands	1.3
2	Los Pozos	Salta	Argentina	239,639		May ’95	Cattle/ Agriculture/ Natural woodlands	152.6
3/4	San Nicolás/Las Playas (2)	Santa Fe/Córdoba	Argentina	2,966		May ‘97	Agriculture/ Dairy	20.0
5/6	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072		Nov ‘97	Agriculture Under irrigation	44.9
7	La Suiza	Chaco	Argentina	36,380		Jun ‘98	Agriculture/ Cattle	43.7
8	La Esmeralda	Santa Fe	Argentina	9,370		Jun ‘98	Agriculture/ Cattle	16.3
9	El Tigre	La Pampa	Argentina	8,360		Apr ‘03	Agriculture/ Dairy	34.2
10	El Invierno	La Pampa	Argentina	1,946		Jun ‘05	Agriculture	9.2
11	San Pedro	Entre Rios	Argentina	6,022		Sep ‘05	Agriculture	49.0
12/13	8 De Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911		May ‘07/ Sep ‘08	Sheep	11.0
14	Administración Cactus	San Luis	Argentina	171		Dec ‘97	Natural woodlands	1.5
15	Las Vertientes	Cordoba	Argentina	4		-	Silo	0.7
16	La Esperanza	La Pampa	Argentina	980		Mar ‘08	Agriculture	4.3
17	Finca Mendoza	Mendoza	Argentina	389	(5)	Mar ‘11	Natural woodlands	0.1
18	Establecimiento Mendoza	Mendoza	Argentina	9		Nov’03	Natural woodlands	6.8
19/20/21/22	Las Londras/San Rafael/ Cuatro Vientos/ La Primavera	Santa Cruz	Bolivia	12,533		Nov-08/Jan-11	Agriculture	281.9
23/24/25	Jeroviá/Marangatú/Udra (3)	Mariscal Estigarribia	Paraguay	58,754		Feb-09	Agriculture /Natural Woodlands	214.2
26/31	Brasilagro(4)		Brazil	124,319			Agriculture /Forestry /Cattle	968.0
	Subtotal			622,220				1,859.7

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.
(3)	Hectares and carrying amount in proportion to our 50.00% interest in Cresca through Brasilagro.
(4)	See the section “Overview of Brasilagro’s Properties”.
(5)	Corresponds to our 40% ownership of Establecimiento Mendoza.

Overview of Brasilagro’s Properties

As of June 30, 2015, we owned, together with our subsidiaries, 6 farmlands, which have a total surface area of 124.319 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area		Net Book Value
Properties	Place	(ha)	Use	(Ps. Millions)
Jatobá Farmland	Jaborandi/BA	31,606	Agriculture	227.5
Alto Taquari Farmland	Alto Taquari/MT	5,395	Agriculture	110.7
Araucária Farmland	Mineiros/GO	8,124	Agriculture	190.6
Chaparral Farmland	Correntina/BA	37,183	Agriculture	259.9
Nova Buriti Farmland	Januária/MG	24,212	Forestry	72.7
Preferência Farmland	Barreiras/BA	17,799	Cattle	106.6
	Subtotal Brazil	124,319		968.0

Jeroviá/Marangatú/Udra	Mariscal Estigarribia, Paraguay	58,754	Agriculture /Natural Woodlands	214.2

	Total	183,073		1,182.1

Overview of Urban properties and investment business

As of June 30, 2015, most of our property  was located in Argentina. We lease our headquarters, located at Bolívar 108, (C1066AAB) Ciudad Autónoma de Buenos Aires. We do not currently lease any material properties other than our headquarters.

The following table sets forth certain information about our properties as of June 30, 2015:

Property (6)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps.(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity Ps./000	Rate	Use	Occupancy rate (7)
Intercontinental Plaza(9)	18/11/1997	22,535	City of Buenos Aires	48,783	-	-	-	-	-	Office Rental	100.0%
Bouchard 710	01/06/2005	15,014	City of Buenos Aires	82,044	-	-	-	-	-	Office Rental	100.0%
Bouchard 551	15/03/2007	-	City of Buenos Aires	8,226	-	-	-	-	-	Office Rental	100.0%
Libertador 498	20/12/1995	620	City of Buenos Aires	4,511	-	-	-	-	-	Office Rental	100.0%
Maipú 1300 (10)	28/09/1995	4,759	City of Buenos Aires	18,366	-	-	-	-	-	Office Rental	90.9%
Madero 1020	21/12/1995	-	City of Buenos Aires	120	-	-	-	-	-	Office Rental	100.0%
Suipacha 652	22/11/1991	11,453	City of Buenos Aires	13,711	-	-	-	-	-	Office Rental	96.7%
República Building	28/04/2008	19,885	City of Buenos Aires	195,539	-	-	-	-	-	Office Rental	93.6%
Dique IV, Juana Manso 295	02/12/1997	11,298	City of Buenos Aires	56,266	-	-	-	-	-	Office Rental	99.5%
Torre Bank Boston	27/08/2007	14,873	City of Buenos Aires	134,924	-	-	-	-	-	Office Rental	100%
Terreno Catalinas Norte	17/12/2009	N/A	City of Buenos Aires	109,496	-	-	-	-	-	Other Rentals	N/A
Dot Building (3)	28/11/2006	11,242	City of Buenos Aires	126,365	-	-	-	-	-	Office Rental	100.0%
Other Properties (5)	N/A	N/A	City of Buenos Aires	83,105	-	-	-	-	-	Other Rentals	N/A
Alto Palermo Shopping (3)	23/11/1997	19,545.0	City of Buenos Aires	221,506	-	-	-	-	-	Shopping Center	99.7%
Abasto Shopping (3)	17/07/1994	36,669.1	City of Buenos Aires	271,860	-	-	-	-	-	Shopping Center	100%
Alto Avellaneda (3)	23/11/1997	36,728.6	Province of Buenos Aires	131,850	-	-	-	-	-	Shopping Center	99.9%
Paseo Alcorta (3)	06/06/1997	15,432.9	City of Buenos Aires	115,950	-	-	-	-	-	Shopping Center	100%
Patio Bullrich (3)	01/10/1998	11,636.2	City of Buenos Aires	106,248	-	-	-	-	-	Shopping Center	100%
Alto Noa (3)	29/03/1995	19,072.9	City of Salta	31,316	-	-	-	-	-	Shopping Center	100%
Buenos Aires Design (3)	18/11/1997	13,888.2	City of Buenos Aires	12,930	-	-	-	-	-	Shopping Center	94.6%
Alto Rosario(3)	09/11/2004	28,395.6	City of Rosario	115,908	-	-	-	-	-	Shopping Center	97.9%
Mendoza Plaza Shopping (3)	02/12/2004	42,039.5	City of Mendoza	102,781	-	-	-	-	-	Shopping Center	96.1%
Córdoba Shopping – Villa Cabrera (3)	31/12/2006	15,328.0	City of Cordoba	56,451	Hipoteca -Anticresis	1.4	Ene-17	3.3	Libor+1.5%+CER	Shopping Center	99.8%
Dot Baires Shopping (3)	01/05/2009	49,847.9	City of Buenos Aires	382,624	-	-	-		-	Shopping Center	99.7%
Soleil Factory (3)	01/07/2010	13,993.1	Province of Buenos Aires	84,301	-	-	-	-	-	Shopping Center	99.4%
Alto Comahue (3)	06/07/1999	9,456.9	Province of Neuquen	309,959	-	-	-	-	-	Shopping Center (in construction)	94.2%
Distrito Arcos (3)	01/12/2011	12,127.3	City of Buenos Aires	229,800	-	-	-	-	-	Shopping Center (in construction)	97.3%
Santa María del Plata	10/07/1997	716,058	Province of Buenos Aires	222,787	-	-	-	-	-	Land Reserve	N/A
Patio Olmos (3)	25/09/2007	5,147	City of Cordoba	27,319	-	-	-	-	-	Land Reserve	N/A
Caballito Plot of Land	11/03/1997	8,173	City of Buenos Aires	49,697	-	-	-	-	-	Land Reserve	N/A
Other Land Reserve (4)	N/A	14,388,622	City and Province of Buenos Aires.	38,868	-	-	-	-	-	Land Reserve	N/A
Luján (3)	31/05/08	1,160,000	Province of Buenos Aires.	24,291	-	-	-	-	-	Land Reserve	N/A
Hotel Llao Llao	01/06/1997	24.000	Ciudad de Bariloche	84,047	-	-	-	-	-	Hotel	51.37%
Hotel Intercontinental	01/11/1997	37.600	City of Buenos Aires	56,140	-	-	-	-	-	Hotel	68.74%
Hotel Libertador	01/03/1998	17.463	City of Buenos Aires	31,690	-	-	-	-	-	Hotel	N/A

(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3) Through IRSA Commercial Properties.
(4) Includes the following land reserves: Pontevedra plot; Isla Sirgadero; Mariano Acosta, San Luis and Merlo (through IRSA) and Intercontinental Plot (through IRSA Commercial Properties).
(5) Includes the following properties: Anchorena 665, Zelaya 3102, 3103 y 3105, Rivadavia 2768, Constitución 1111, Santa Maria del Plata, Puerto Retiro Plots 50%, Rio Parcel 50%, Libertador Parcel 50%.
(6) All assets are owned by us or through any our subsidiary.
(7) Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.
(8) During May, 2015, IRSA reported that, through IRSA Commercial Properties, has signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, IRSA sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”
(9) Includes Ps. 21,900 thousand of Book Value that corresponds to “Terreno Bariloche.”
(10)During November, 2015, IRSA sold two office floors and four units of parking space of Maipú 1300, for more information please see “Item 4. Recent Developments.”

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

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured (in Thousand of	Book Value (in Thousand of
		Ps.)	Ps.)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	327,729	475,346
Vehicles	Theft, fire and civil and third parties liability	17,546	6,387

Urban properties and investment business

IRSA carries insurance for directors and officers covering management’s civil liability, as well as legally mandated insurance, including employee personal injury. IRSA does not provide life or disability insurance for its employees as benefits. IRSA believes its insurance policies are adequate to protect it against the risks for which it is covered. Nevertheless, no assurances can be given that the insurance amount purchased by IRSA will be enough to protect itself from significant losses. See “Risk Factors - Risks Relating to IRSA’s Business.”

IRSA carries all-risk insurance for its shopping centers and other buildings covering damages to the property caused by fire, explosion, gas leak, hail, storm and winds, earthquakes, vandalism, theft and business interruption. IRSA also has civil liability insurance covering all potential damages to third parties or goods arising from the development of its businesses throughout the whole Argentine territory. IRSA is in compliance with all the legal requirements relating to mandatory insurance, including statutory coverage under the Occupational Risk Law, life insurance required under collective bargaining agreements and other insurance required by the laws and decrees. Its history of damages is limited to only one claim made as a result a fire in Alto Avellaneda Shopping in March 2006, in which the loss was substantially recovered from its insurers. These insurance policies have all the specifications, limits and deductibles that are customary in the market and which IRSA believes are adequate for the risks to which it is exposed in its daily operations. IRSA also has purchased civil liability insurance to cover its directors’ and officers’ liability.

Control Systems

IRSA Commercial Properties has a computer systems to monitor tenants’ sales in all of our shopping centers (except stands). IRSA Commercial Properties also conduct regular manual audits of its tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. Likewise, it uses the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Abasto, Alto Rosario, Alto NOA, Dot Baires Shopping, Córdoba Shopping, Soleil Premium Outlet, La Ribera Shopping and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Item 4A.  Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2015, 2014 and 2013 relate to the fiscal years ended June 30, 2015, 2014, and 2013 respectively.

We maintain our accounting books and records in Pesos. Our Audited Consolidated Financial Statements as of June 30, 2015 and 2014 have been prepared in accordance with the accounting policies based on the IFRS issued by the IASB and the interpretations issued by the IFRIC applicable as of such date.

For more information plase see Note 41 to our Audited Consolidated Financial Statements, “Foreign currency assets and liabilities”.

Revenue Recognition

We derive our revenues primarily from:

(i) the production and sale of crops, sugarcane, cattle and dairy,

(ii) leasing of our farmlands from third parties;

(iii) commodity brokerage activities; and

(iv) through the consolidation of our financial statements with IRSA's, we record revenue from the rental and operation of services at offices and shopping centers in Argentina, the development and sale of properties, consumer finance transactions, and hotel operations.

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

In addition, there is the supply of different services associated with the agricultural and livestock breeding business (including, though not limited to, irrigation and feedlot services) as well as brokerage services. Revenues from services are accounted for when the services are rendered.

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

Development and Sale of Properties

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

We apply the IFRIC 15 “Agreements for the Construction of Real Estate'”. The IFRIC 15 lays down the guidelines to decide which standard to apply when accounting for the construction of real estate, that is the IAS 11 “Construction Contracts ” or the IAS 18 “Revenue”. IFRIC 15 interprets that an agreement satisfies the requirements to be considered a construction contract under IAS 11 when the buyer is in a position to specify the main structural elements of the design of the property before or during the works. In addition, IFRIC 15 interprets that an agreement is for the sale of goods within the scope of IAS 18 when the construction works is conducted independently from the agreement and the buyer only has limited influence on the design. The Company analyzed the nature of its agreements and determined that they fall within the scope of IAS 18. Therefore, the Company recognizes revenues associated with the sale of residential homes and commercial units when the legal conveyance takes place according to IAS 18.

We also enter into barter transactions where the Company normally exchanges undeveloped parcels of land with third-party developers for future property to be developed on the bartered land. In certain circumstances, the Company also receives cash as part of these transactions. The legal title together with all risks and rewards of ownership to the land are transferred to the developer upon sale. The Company generally requires the developer of the subject parcel to issue surety insurance or to mortgage the land in favor of the Company as performance guarantee. If the developer does not fulfill its obligations, the Company forecloses on the land through the execution of the mortgage or the surety insurance policy, in addition to imposing a cash penalty for breach.

The Company determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction is consummated. Revenue is then recognized at the fair value of the goods delivered, adjusted by the amount of cash received, if any. In exchange for delivery of the land, the Company receives cash, if any, and an in-kind receivable. Such receivable is initially recognized at fair value but is not subsequently re-measured. In exchange for delivering the parcel, the Company receives cash and/or a right to receive future units to be developed on the subject parcels. The in-kind receivable is initially recognized at cost (being the fair value of the transferred land) as an intangible asset in the statement of financial position in the line item “Right to receive future units (Barter transactions)”. The mentioned intangible asset is not adjusted in subsequent years unless there are indicia of impairment.

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

Shopping Center Properties

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

In addition, certain lease agreements include provisions that set forth variable rentals based on specific sales volumes or some other type of index.

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

In addition, revenues from shopping centers also include revenues from management and other services, such as parking lots. In addition, revenue includes income from property management fees.  These revenues are recognized in profit and loss for the year when the services are rendered.

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

Argentine Macroeconomic Environment

The table below shows Argentina’s GDP growth, inflation, Dollar exchange rates and the appreciation (devaluation) of the Peso against the U.S. Dollar for the indicated periods.

	Fiscal year ended June 30,
	2015	2014		2013
GDP growth	1.2%	0.0%		5.5%
Inflation (IPIM)(1)	13.4%	27.7%		13.5%
Inflation (CPI)(2)	15.0%	15.0	% (4)	10.5%
Appreciation (depreciation) of the Peso against the U.S. Dollar	(12%)	(50.6%)		(19.1%)
Average exchange rate per US$1.00(3)	Ps.8.6098	Ps.6.9333		Ps.4.9339

(1)	IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production.
(2)	CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production.
(3)	Represents average of the selling and buying exchange rate.
(4)
In January 2014 the Argentine government established IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of Argentina and the City of Buenos Aires. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes into account the six month period starting on January 1, 2014.

Sources: INDEC, Argentine Ministry of Economy and Production, Banco de la Nación Argentina.

According to the IMF, Argentina’s growth projections for 2016 show that GDP expected to contract by 0.3%. This decrease is based largely on the mismatch in the balance of payments and deterioration in the availability of external financing due largely to the poor state of negotiations with the holdouts of Argentina’s sovereign bonds.

Consumption continues to be the main driver of economic activity: sales in shopping centers and supermarkets grew 33.3% and 26,1%,  respectively, in nominal terms as of June 2015 compared with the same period of 2014, mainly due to higher salaries in nominal terms.

Argentine GDP  grew in 2015, compared to GDP contraction in 2014. Consumption was the primary driver of economic activity, as shopping center sales grew 36.6% in 2015 compared to 2014, driven by the increase in nominal salaries. As of June 2015, the unemployment rate was at 6.6% of the country’s economically active population, a year on year decrease of 12 percentage points.

Argentina’s country risk, measured by the Emerging Market Bond Index, decreased 93 basis points for the 12 months ended June 30, 2015, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 631 points in June 2015, compared to 304 paid by Brazil and 194 paid by Mexico.

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

Effects of inflation

From 1997 until the end of 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index		Wholesale Price Index
2002	28.4%		88.2%
2003	10.2%		8.1%
2004	4.9%		8.6%
2005	9.0%		7.7%
2006	11.0%		12.1%
2007	8.8%		9.4%
2008	9.3%		13.8%
2009	5.3%		5.6%
2010	11.0%		15.5%
2011	9.7%		12.5%
2012	9.9%		12.8%
2013	10.5%		13.5%
2014	15.0	%(1)	27.7%
2015	15.0%		13.4%

(1) In January 2014 the Argentine government established IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of Argentina and the City of Buenos Aires. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes into account the six month period starting on January 1, 2014.

 Continuing increases in inflation are likely to have an adverse effect on our operations. Additionally, the minimum lease amounts paid by tenants in our shopping centers are generally adjusted in accordance with the CER, an inflation index published by the Central Bank. Although higher inflation rates in Argentina may increase the minimum lease amount, given that tenants tend to pass on any increases in their own expenses to consumers, higher inflation may lead to increased sale prices charged by tenants for their products, which will ultimately reduce their sales volumes and consequently the portion of rent we receive based on their total sales.

Since the INDEC modified its methodology used to calculate the consumer price index in January 2007, there have been concerns about the accuracy of Argentina’s official inflation statistics, which led to the creation of the IPCNu in February 2014 in order to address the quality of official data. However, despite the changes adopted by the INDEC to the measurement procedure with the IPCNu, there are still some differences between the figures resulting from this indicator and those recorded by private consultants, the Argentinian Congress and the provincial statistic agencies. See “Risk Factors—There are concerns about the accuracy of Argentina’s official inflation statistics.”

Critical Accounting Policies and Estimates

 Our Audited Consolidated Financial Statements are prepared in accordance with and compliance with IFRSs as issued by the IASB, and the accounting policies employed are set out in our Company’s Accounting Policies section in the financial statements. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgment because the areas are especially subjective or complex.

The discussion below should also be read in conjunction with our disclosure of significant IFRSs accounting policies, included in Note 2 to our Audited Consolidated Financial Statements, “Summary of significant accounting policies”.

We believe that the most critical accounting policies and significant areas of judgment and estimation are in:

•	Business combinations – purchase price allocation;

•	Fair value of financial instruments;

•	Allowance for doubtful accounts;

•	Taxation;

•	Trading properties;

•	Impairment testing of goodwill and other non-current assets;

•	Venture capital organization;

•	Aquisition of assets carried out between entities under common control;

•	Biological assets and agricultural produce at the point of harvest;

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

During the fiscal year ended June 30, 2015, we did not acquire new businesses.

Fair Value of Financial Instruments

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

The Company developed an internal valuation model to determine the fair value of the IDBD shares under these circumstances. This model is principally based and is sensitive to the number of shares eligible to be tendered. In one end of the spectrum, all of the shares outstanding  may be tendered, and on the opposite end, only the Creditors’ shares are eligible for tendering as per the judge’s ruling. The objective of the methodology is to arrive at a fair value of the IDBD’s share by subtracting from the quoted market price the value of the right to participate in the tender offer embedded in such quoted price. The relative weight of the “right to participate in the tender offer” embedded in IDBD’s quoted market price is sensitive and varies depending on the number of shares deemed eligible for tendering. Each scenario reflects a different number of shares eligible for tendering. A probability of occurrence has been assigned to each scenario based on available evidence. This methodology results in a weighted-probability value representing the fair value of IDBD’s shares recognized in the financial statements. The Company considers this value as a reasonable proxy for the fair value of the IDBD share.

We use a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Foreign currency-contracts	Present value method	Theoretical price	Money market curve, interest-rate curve; Foreign exchange curve.	-
Commitment to tender offer IDBD	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve).	Underlying asset price 3.5 to 4.7 Share price volatility 30% to 40% Money market interest rate 0.7% to 1%
Other Borrowings	Weighted probability of the difference between market price and the Commitment to tender offer of shares in IDBD	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve). IRSA 2017 interest-rate and scenario weights.	Underlying asset price 1.55 to 2.35 Share price volatility 60% to 80% Money market interest rate 0.02% to 0.9%
IDBD Shares	Weighted probability of the difference between market price and the Commitment to tender offer of shares in IDBD	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve). IRSA 2017 interest-rate and scenario weights.	Underlying asset price 1.55 to 2.35 Share price volatility 60% to 80% Money market interest rate 0.02% to 0.9%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow forward contract.	-
Preferred shares of Condor	Binomial tree	Theoretical price	Underlying asset price (market price), share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.96 to 2.65 Share price volatility 56% to 76% Money market interest rate 0.67% to 0.83%
Warrants of Condor	Black-Scholes	Theoretical price	Underlying asset price (market price), share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.96 to 2.65 Share price volatility 56% to 76% Money market interest rate 0.67% to 0.83%

Allowance for Doubtful Accounts

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

Impairment Testing of Goodwill and Other Non-current Assets

IFRS requires us to undertake an annual test for impairment of its property, plant and equipment, investment property and finite-lived intangible assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

Generally, we consider each shopping center, office building and undeveloped property as a separate CGU. Details of the methods, estimates and assumptions we make in our annual impairment testing of goodwill are included in Note 6 in the Consolidated Financial Statements. No impairment of goodwill was identified.

Venture Capital Organization

We generally account for our investments in associates under the equity method. However, IAS 28 “Investments in Associates” provides an exemption from applying the equity method where investments in associates are held through “Venture Capital Organizations” (VCO) or venture capital entities, as defined in Spanish, even when we are not a VCO. This type of investment may be accounted for at fair value with changes in net income for the years because such measure proves to be more useful to users of financial statements than the equity method.

Acquisition of Assets Carried Out Between Entities Under Common Control

The Company has elected to recognize acquisition of assets or groups of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using the acquisition method.

Biological Assets and Agricultural Produce at the Point of Harvest

We measure biological assets, which include unharvested crops, beef and dairy cattle, sheep, and sugarcane plantations (at initial recognition, when the biological asset has attained significant biological growth, and at each subsequent measurement reporting date) and agricultural produce, which include harvested crop, raw meat, raw milk, wool and others, at fair value less costs to sell. We measure biological assets that have not attained significant biological growth or when the impact of biological transformation on price is not expected to be material, at cost less any impairment losses, which approximates fair value.

When an active market exists for biological assets, we use the quoted market price in the most relevant market as a basis to determine the fair value of our biological assets, as in the case of cattle. For other biological assets where there is neither an active market or market-determined prices during the growth cycle, we determine their fair value through the use of discounted cash flow (“DCF”) valuation.

The DCF method requires us to populate the models with highly subjective assumptions, including observable and unobservable inputs. The models we use to estimate the fair value of our biological assets are generally based on data not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets.

The key assumptions used in our models include future market prices, estimated yields at the point of harvest, and estimated costs of harvesting and other costs.

The market prices used in our DCF models are determined by reference to observable data in the relevant market for the agricultural produce. We estimate our harvesting costs and other costs based on historical and statistical data. We estimate yields based on several factors, including the location of the farmland, soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of our control, including but not limited to extreme or unusual weather conditions, plagues and other diseases.

All of these assumptions are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used may result in a significant increase or decrease to the fair value of biological assets recognized at any given time. Cash flows are projected based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value (the valuation models and their assumptions are reviewed annually, and, if necessary, adjusted).

Further details on valuation methods, sensitivity analysis and other factors is included in Note 5 to our Audited Consolidated Financial Statements.

Business Segment Information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”). Such function is carried out by the Company’s Executive Committee in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the management body, that is to say, the Board of Directors. CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•
The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is 10% or more of the combined revenue, internal and external, of all operating segments;

•	The absolute amount of its reported profit or loss is 10% or more of the greater, in absolute amount, of:

•	the combined reported profit of all operating segments that do not report a loss; and

•	the combined reported loss of all operating segments that report a loss.

•	Its assets are 10% or more of the combined assets of all operating segments.

As well as this, the operating segments that do not meet any of the quantitative thresholds can be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Company’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Company’s consolidated external revenue is included in reportable segments. Once the 75% of the Company’s consolidated external revenue is included in reportable segments, the remaining operating segments may be aggregated in the "All other segments" column.

Segment information has been prepared and classified according to different types of businesses in which the Company conducts its activities. The Company operates in two businesses areas, namely, Agricultural business and Investment and Development Properties business.

The Company’s Agricultural business is further comprised of eight reportable segments: (the reporting segments of crops, cattle, dairy, sugarcane, agricultural rentals and services and other segments are included within “Agriculture” activities):

•
The “Crops” Segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation; the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign.

•	The “Cattle” Segment consists of breeding, purchasing and/ or fattening of free-range beef cattle for sale to meat processors and local livestock auction markets.

•	The “Dairy” Segment consists of breeding and/ or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers.

•	The “Sugarcane” Segment consists of planting, harvesting and sale of sugarcane.

•	The “Agriculture Rentals and Services” Segment consists of services (for example: irrigation) and leasing of the Company’s farms to third parties.

•	The “Land Transformation and Sales” Segment comprises gains from the disposal and development of farmlands activities.

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

•
The "Other Segments" column consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure includes the brokerage and sale of inputs activities.

The Company’s Urban Properties and Investments business is further comprised of six operative segments:

•
The “Shopping Center Properties” Segment includes results from the commercial exploitation and development of shopping centers. Such results originate mainly from the lease and the delivery of services related to the lease of commercial facilities and other spaces in the Company’s shopping centers.

•	The “Offices” Segment includes the operating results of our lease of office space and other rental properties and service revenues related to this activity.

•
The “Development and Sale of Properties” Segment includes the operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent, sales of hotels and other properties included in the International segment.

•	The “Hotels” Segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•
The “International” Segment includes the return on investments in subsidiaries and/or associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country and the return on investment in IDBD at fair value.

•
The "Financial Operations and Others" Segment primarily includes the financial activities carried out by the Company's associates, Banco Hipotecario S.A. and Tarshop S.A. and consumer finance residual financial operations of APSAMedia S.A. (currently merged with IRSA Commercial Properties). The e-commerce activities conducted through the associate Avenida Inc. are also included until the first quarter of the current fiscal year. This investment began to be considered a financial asset from the second quarter of this fiscal year.

For ease of presentation, the following table present summarized information for the two lines of business of the Company, i.e. agriculture and Urban Properties and Investments activities. The following tables represent the reportable segments of each of the Company’s lines of business.

Below is a summarized analysis of the lines of business of the Company for the years ended June 30, 2015, 2014 and 2013.

	Year ended June 30, 2015
	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	2,361,010	2,547,062	4,908,072
Costs	(3,385,675)	(633,467)	(4,019,142)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,347,447	-	1,347,447
Changes in the net realizable value of agricultural produce after harvest	(34,471)	-	(34,471)
Gross Profit	288,311	1,913,595	2,201,906
Gain from disposal of investment properties	-	1,150,230	1,150,230
Gain from disposal of farmlands	569,521	-	569,521
General and administrative expenses	(246,470)	(378,125)	(624,595)
Selling expenses	(284,830)	(195,866)	(480,696)
Other operating results, net	(18,123)	28,679	10,556
Profit from operations	308,409	2,518,513	2,826,922
Share of profit / (loss) of associates and joint ventures	846	(1,036,256)	(1,035,410)
Segment Profit	309,255	1,482,257	1,791,512
Investment properties	77,202	3,493,645	3,570,847
Property, plant and equipment	2,078,497	256,891	2,335,388
Trading properties	-	136,084	136,084
Goodwill	8,395	24,440	32,835
Units to be received under barters	-	90,486	90,486
Biological assets	586,847	-	586,847
Inventories	495,919	23,134	519,053
Interests in associates and joint ventures	33,343	2,381,670	2,415,013
Total segment assets	3,280,203	6,406,350	9,686,553

	Year ended June 30, 2014
	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	1,812,108	2,155,760	3,967,868
Costs	(2,617,972)	(648,279)	(3,266,251)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,172,739	-	1,172,739
Changes in the net realizable value of agricultural produce after harvest	(17,447)	-	(17,447)
Gross Profit	349,428	1,507,481	1,856,909
Gain from disposal of investment properties	-	230,918	230,918
Gain from disposal of farmlands	91,356	-	91,356
General and administrative expenses	(239,630)	(300,066)	(539,696)
Selling expenses	(208,932)	(150,109)	(359,041)
Other operating results, net	(29,540)	(47,922)	(77,462)
(Loss) / Profit from operations	(37,318)	1,240,302	1,202,984
Share of profit / (loss) of associates and joint ventures	11,479	(436,766)	(425,287)
Segment (Loss) / Profit	(25,839)	803,536	777,697
Investment properties	51,432	3,540,437	3,591,869
Property, plant and equipment	2,417,078	237,860	2,654,938
Trading properties	-	143,059	143,059
Goodwill	10,428	24,784	35,212
Units to be received under barters	-	85,077	85,077
Assets held for sale	-	1,357,866	1,357,866
Biological assets	651,582	-	651,582
Inventories	432,634	17,220	449,854
Interests in associates and joint ventures	37,226	1,966,019	2,003,245
Total segment assets	3,600,380	7,372,322	10,972,702

	Year ended June 30, 2013
	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	1,355,430	1,728,248	3,083,678
Costs	(2,045,779)	(601,236)	(2,647,015)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	888,493	-	888,493
Changes in the net realizable value of agricultural produce after harvest	11,756	-	11,756
Gross Profit	209,900	1,127,012	1,336,912
Gain from disposal of investment properties	-	177,999	177,999
Gain from disposal of farmlands	149,584	-	149,584
General and administrative expenses	(153,675)	(198,773)	(352,448)
Selling expenses	(173,976)	(117,230)	(291,206)
Other operating results, net	3,345	92,425	95,770
Profit from operations	35,178	1,081,433	1,116,611
Share of profit / (loss) of associates and joint ventures	9,191	(20,864)	(11,673)
Segment Profit	44,369	1,060,569	1,104,938

Investment properties	25,317	4,306,984	4,332,301
Property, plant and equipment	1,675,420	231,734	1,907,154
Trading properties	-	129,677	129,677
Goodwill	6,438	75,852	82,290
Units to be received under barters	-	93,225	93,225
Biological assets	402,594	-	402,594
Inventories	239,010	16,428	255,438
Interests in associates and joint ventures	31,223	1,154,830	1,186,053
Total segment assets	2,380,002	6,008,730	8,388,732

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Company for the years ended June 30, 2015, 2014 and 2013:

	June 30, 2015
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business
Revenues (i)	986,717	143,562	71,940	197,828	37,175	1,437,222	-	806,018	117,770	2,361,010
Costs	(1,795,443)	(224,556)	(133,259)	(368,172)	(19,201)	(2,540,631)	(9,002)	(739,201)	(96,841)	(3,385,675)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	918,319	166,734	74,919	187,475	-	1,347,447	-	-	-	1,347,447
Changes in the net realizable value of agricultural produce after harvest	(34,474)	3	-	-	-	(34,471)	-	-	-	(34,471)
Gross Profit / (Loss)	75,119	85,743	13,600	17,131	17,974	209,567	(9,002)	66,817	20,929	288,311
Gain from disposal of farmlands	-	-	-	-	-	-	569,521	-	-	569,521
General and administrative expenses	(159,036)	(25,753)	(4,920)	(19,821)	(2,140)	(211,670)	(2,106)	(25,334)	(7,360)	(246,470)
Selling expenses	(160,378)	(20,109)	(3,667)	(7,770)	(717)	(192,641)	(2,383)	(77,146)	(12,660)	(284,830)
Other operating results, net	(8,636)	(3,158)	(773)	(1,669)	(336)	(14,572)	(4,601)	(288)	1,338	(18,123)
Profit / (Loss) from Operations	(252,931)	36,723	4,240	(12,129)	14,781	(209,316)	551,429	(35,951)	2,247	308,409
Share of profit of associates	845	1	-	-	-	846	-	-	-	846
Segment Profit / (Loss)	(252,086)	36,724	4,240	(12,129)	14,781	(208,470)	551,429	(35,951)	2,247	309,255

Investment properties	-	-	-	-	77,202	77,202	-	-	-	77,202
Property, plant and equipment	1,420,781	187,100	21,951	293,386	28,681	1,951,899	53,522	18,102	54,974	2,078,497
Goodwill	5,352	-	-	2,400	-	7,752	-	-	643	8,395
Biological assets	57,813	375,357	40,555	113,122	-	586,847	-	-	-	586,847
Inventories	307,853	58,529	1,010	2,418	-	369,810	-	23,415	102,694	495,919
Interests in associates	30,530	20	-	-	-	30,550	-	-	2,793	33,343
Total segment assets (ii)	1,822,329	621,006	63,516	411,326	105,883	3,024,060	53,522	41,517	161,104	3,280,203

(i)
Of all of the Company’s revenues corresponding to the agricultural business, Ps. 1,668.86 million is originated in Argentina and Ps. 692.15 million in other countries, principally Brazil which acconts for Ps. 553.97 million.

(ii)   Of all of the Company’s assets included in the segment corresponding to the agricultural business, Ps. 1,378.99 million is located in Argentina and Ps. 1,902.36 million in other countries, principally Brazil for Ps. 1,187.37 million.

	June 30, 2014
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business
Revenues (i)	836,822	90,315	53,935	123,851	29,142	1,134,065	-	554,084	123,959	1,812,108
Costs	(1,540,681)	(160,660)	(104,334)	(206,751)	(17,374)	(2,029,800)	(8,228)	(479,689)	(100,255)	(2,617,972)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	868,351	145,321	62,840	96,227	-	1,172,739	-	-	-	1,172,739
Changes in the net realizable value of agricultural produce after harvest	(17,624)	177	-	-	-	(17,447)	-	-		(17,447)
Gross Profit / (Loss)	146,868	75,153	12,441	13,327	11,768	259,557	(8,228)	74,395	23,704	349,428
Gain from disposal of farmlands	-	-	-	-	-	-	91,356	-	-	91,356
General and administrative expenses	(147,193)	(27,183)	(5,746)	(28,261)	(2,669)	(211,052)	(1,130)	(16,880)	(10,568)	(239,630)
Selling expenses	(117,829)	(13,854)	(2,249)	(4,871)	(779)	(139,582)	(3,873)	(54,751)	(10,726)	(208,932)
Other operating results, net	(29,355)	(1,999)	(417)	104	(222)	(31,889)	(82)	(868)	3,299	(29,540)
Profit / (Loss) from Operations	(147,509)	32,117	4,029	(19,701)	8,098	(122,966)	78,043	1,896	5,709	(37,318)
Share of profit of associates	11,029	7	-	-	-	11,036	-	-	443	11,479
Segment Profit / (Loss)	(136,480)	32,124	4,029	(19,701)	8,098	(111,930)	78,043	1,896	6,152	(25,839)

Investment properties	-	-	-	-	51,432	51,432	-	-	-	51,432
Property, plant and equipment	1,701,388	158,507	19,451	423,902	9,794	2,313,042	51,534	18,930	33,572	2,417,078
Goodwill	6,745	-	-	3,025	-	9,770	-	-	658	10,428
Biological assets	154,630	312,068	37,263	142,873	-	646,834	-	65	4,683	651,582
Inventories	302,052	28,881	651	1,702	-	333,286	-	25,878	73,470	432,634
Interests in associates	34,395	23	-	-	-	34,418	-	-	2,808	37,226
Total segment assets (ii)	2,199,210	499,479	57,365	571,502	61,226	3,388,782	51,534	44,873	115,191	3,600,380

(i)  Of all of the Company’s revenues corresponding to the agricultural business, Ps. 1,277.62 million is originated in Argentina and Ps. 534.49 million in other countries, principally Brazil which accounts for Ps. 415.02 million.
(ii)  Of all of the Company’s assets included in the segment corresponding to the agricultural business, Ps. 1,252.06 million is located in Argentina and Ps. 2,348.32 million in other countries, principally Brazil which accounts for Ps. 1,727.36 million.

	June 30, 2013
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business
Revenues (i)	750,376	82,939	38,818	160,259	30,834	1,063,226	-	208,921	83,283	1,355,430
Costs	(1,227,832)	(147,290)	(74,826)	(302,206)	(12,052)	(1,764,206)	(5,675)	(204,681)	(71,217)	(2,045,779)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	572,081	79,336	40,741	197,317	-	889,475	-	-	(982)	888,493
Changes in the net realizable value of agricultural produce after harvest	11,801	(45)	-	-	-	11,756	-	-	-	11,756
Gross Profit / (Loss)	106,426	14,940	4,733	55,370	18,782	200,251	(5,675)	4,240	11,084	209,900
Gain from disposal of farmlands	-	-	-	-	-	-	149,584	-	-	149,584
General and administrative expenses	(89,585)	(13,719)	(3,125)	(24,163)	(4,416)	(135,008)	(572)	(10,986)	(7,109)	(153,675)
Selling expenses	(115,923)	(11,482)	(1,842)	(4,006)	(1,711)	(134,964)	(10,628)	(21,507)	(6,877)	(173,976)
Other operating results, net	(11,014)	(3,545)	(803)	(27)	(1,135)	(16,524)	(147)	(1,305)	21,321	3,345
Profit / (Loss) from Operations	(110,096)	(13,806)	(1,037)	27,174	11,520	(86,245)	132,562	(29,558)	18,419	35,178
Share of profit of associates	8,117	-	-	-	-	8,117	-	16	1,058	9,191
Segment Profit / (Loss)	(101,979)	(13,806)	(1,037)	27,174	11,520	(78,128)	132,562	(29,542)	19,477	44,369

Investment properties	-	-	-	-	25,317	25,317	-	-	-	25,317
Property, plant and equipment	1,115,211	136,824	21,440	303,283	456	1,577,214	58,026	20,287	19,893	1,675,420
Goodwill	4,443	-	-	1,995	-	6,438	-	-	-	6,438
Biological assets	56,395	197,136	28,134	111,063	-	392,728	-	66	9,800	402,594
Inventories	154,730	23,184	433	939	-	179,286	-	10,419	49,305	239,010
Interests in associates	28,858	-	-	-	-	28,858	-	-	2,365	31,223
Total segment assets (ii)	1,359,637	357,144	50,007	417,280	25,773	2,209,841	58,026	30,772	81,363	2,380,002

(i)
Of all of the Company’s revenues corresponding to the agricultural business, Ps. 803.9 million is originated in Argentina and Ps. 551.6 million in other countries, principally Brazil which accounts for Ps. 453.2 million.

(ii)   Of all of the Company’s assets included in the segment corresponding to the agricultural business, Ps. 883.1 million is located in Argentina and Ps. 1,496.9 million in other countries, principally Brazil which accounts for Ps. 1,190.1 million.

(II)           Urban properties and investments

The following tables present the reportable segments of the Urban Properties and Investments line of business of the Company for the years ended June 30, 2015, 2014 and 2013:

	June 30, 2015
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investments
Revenues (i)	1,778,310	332,728	13,707	396,297	25,873	147	2,547,062
Costs	(291,183)	(36,368)	(19,457)	(278,672)	(7,121)	(666)	(633,467)
Gross Profit / (Loss)	1,487,127	296,360	(5,750)	117,625	18,752	(519)	1,913,595
Gain from disposal of investment properties	-	-	1,150,230	-	-	-	1,150,230
General and administrative expenses	(136,151)	(58,971)	(49,690)	(77,567)	(55,746)	-	(378,125)
Selling expenses	(112,825)	(21,130)	(9,146)	(52,386)	-	(379)	(195,866)
Other operating results, net	(48,810)	(117,610)	13,093	(461)	184,886	(2,419)	28,679
Profit / (Loss) from Operations	1,189,341	98,649	1,098,737	(12,789)	147,892	(3,317)	2,518,513
Share of profit / (loss) of associates and joint ventures	-	(2,570)	(1,712)	1,254	(1,191,116)	157,888	(1,036,256)
Segment Profit / (Loss)	1,189,341	96,079	1,097,025	(11,535)	(1,043,224)	154,571	1,482,257

Investment properties	2,320,845	978,125	187,824	-	-	6,851	3,493,645
Property, plant and equipment	48,345	30,599	1,242	175,386	1,319	-	256,891
Trading properties	1,484	-	134,600	-	-	-	136,084
Goodwill	13,719	6,180	4,541	-	-	-	24,440
Units to be received under barters	-	-	90,486	-	-	-	90,486
Inventories	15,711	-	497	6,926	-	-	23,134
Investments in associates and joint ventures	-	20,746	46,555	-	909,911	1,404,458	2,381,670
Total segment assets (ii)	2,400,104	1,035,650	465,745	182,312	911,230	1,411,309	6,406,350

(i)     Of all of the Company’s revenues corresponding to urban properties and investment business, Ps. 2,522 million is originated in Argentina and Ps. 26 million in United States.
(ii)    Of all of the Company’s assets included in urban properties and investment business, Ps. 5,389 million is located in Argentina and Ps. 1,639 million in other countries, principally in Israel for Ps. 907.0 million and Uruguay for Ps. 106.0 million, respectively.

	June 30, 2014
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investments
Revenues (i)	1,383,008	271,159	85,531	331,562	83,926	574	2,155,760
Costs	(296,688)	(45,367)	(34,963)	(216,768)	(53,510)	(983)	(648,279)
Gross Profit / (Loss)	1,086,320	225,792	50,568	114,794	30,416	(409)	1,507,481
Gain from disposal of investment properties	(82)	-	231,000	-	-	-	230,918
General and administrative expenses	(101,538)	(41,945)	(37,466)	(59,585)	(59,476)	(56)	(300,066)
Selling expenses	(73,427)	(20,751)	(13,706)	(42,335)	-	110	(150,109)
Other operating results, net	(46,568)	(3,060)	8,137	(2,680)	(895)	(2,856)	(47,922)
Profit / (Loss) from Operations	864,705	160,036	238,533	10,194	(29,955)	(3,211)	1,240,302
Share of profit / (loss) of associates and joint ventures	-	(895)	6,368	789	(616,313)	173,285	(436,766)
Segment Profit / (Loss)	864,705	159,141	244,901	10,983	(646,268)	170,074	803,536

Investment properties	2,275,053	834,480	423,442	-	-	7,462	3,540,437
Property, plant and equipment	20,455	36,415	3,744	175,745	1,501	-	237,860
Trading properties	1,484	-	141,575	-	-	-	143,059
Goodwill	8,582	11,661	4,541	-	-	-	24,784
Units to be received under barters	-	-	85,077	-	-	-	85,077
Assets held for sale (iii)	-	-	-	-	1,357,866	-	1,357,866
Inventories	10,625	-	584	6,011	-	-	17,220
Investments in associates and joint ventures	-	23,208	38,289	22,129	628,658	1,253,735	1,966,019
Total segment assets (ii)	2,316,199	905,764	697,252	203,885	1,988,025	1,261,197	7,372,322

(i)  Of all of the Company’s revenues corresponding to urban properties and investment business, Ps. 2,072 million is originated in Argentina and Ps. 84 million in United States.
(ii)  Of all of the Company’s assets included in urban properties and investment business, Ps. 5,273 million is located in Argentina and Ps. 2,099 million in other countries, principally in United States for Ps. 1,988 million.
(iii)  See Note 44 to the Audited Consolidated Financial Statements for details.

	June 30, 2013
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operation and others	Total Urban Properties and Investments
Revenues (i)	1,103,044	217,171	141,996	225,836	38,998	1,203	1,728,248
Costs	(245,528)	(46,975)	(106,558)	(169,071)	(31,587)	(1,517)	(601,236)
Gross Profit / (Loss)	857,516	170,196	35,438	56,765	7,411	(314)	1,127,012
Gain from disposal of investment properties	-	-	177,999	-	-	-	177,999
General and administrative expenses	(67,597)	(34,984)	(32,901)	(49,883)	(13,158)	(250)	(198,773)
Selling expenses	(58,907)	(11,360)	(16,456)	(28,919)	-	(1,588)	(117,230)
Other operating results, net	(45,020)	(247)	6,342	(369)	135,082	(3,363)	92,425
Profit / (Loss) from Operations	685,992	123,605	170,422	(22,406)	129,335	(5,515)	1,081,433
Share of profit / (loss) of associates and joint ventures	-	(2,514)	1,569	83	(82,552)	62,550	(20,864)
Segment Profit / (Loss)	685,992	121,091	171,991	(22,323)	46,783	57,035	1,060,569

Investment properties	2,249,180	857,782	447,363	-	744,587	8,072	4,306,984
Property, plant and equipment	17,385	29,830	3,972	180,348	199	-	231,734
Trading properties	1,484	106	128,087	-	-	-	129,677
Goodwill	8,582	11,661	4,540	-	51,069	-	75,852
Units to be received under barters	-	-	93,225	-	-	-	93,225
Inventories	10,003	-	463	5,962	-	-	16,428
Investments in associates and joint ventures	-	23,385	32,759	21,339	802	1,076,545	1,154,830
Total segment assets (ii)	2,286,634	922,764	710,409	207,649	796,657	1,084,617	6,008,730

(i)	Of all of the Company’s revenues corresponding to urban properties and investment business, Ps. 1,689 million is originated in Argentina and Ps. 39 million in United States, respectively.
(ii)
Of all of the Company’s assets included in the urban properties and investment business, Ps. 5,131 million is located in Argentina and Ps. 877 million in other countries, principally in United States for Ps. 797 million.

The agricultural business, which includes cattle, dairy cattle and agroindustrial activities are mainly concentrated in Argentina. The crop activities of the Company are primarily concentrated in Argentina, Brazil, Bolivia and Paraguay, while sugar cane production is developed in Brazil and Bolivia.

The shopping center properties of the Company are all located in Argentina, the country of domicile of the Company. Substantially, offices and other rental properties of the Company are located in Argentina. Properties of the Company located in the United States, are disclosed in column "International". Hotels of the Company are located in Argentina and the United States. The trading properties of the Company are also located in Argentina and Uruguay.

During the fiscal years ended as of June 30, 2015, 2014 and 2013, the “Office” segment revenues include Ps.52,693 million, Ps.44,067 million and Ps.34,229 million, which represent 16% of the segment’s total revenues in the three fiscal years and are derived from activities of a single tenant.

Starting in the fourth quarter of the 2015 fiscal year, the Company modified the presentation of the income statement with respect to the financial information by segments, for better alignment and consistency with the current business model and metrics used by the CODM and how they consider and analyse segment information for purposes of assessing operating performance by segment. This change in segment information presentation affected the presentation of information relating to the shopping centers and offices segments. This revised form of presentation excludes from the income statement by segment the common maintenance expenses and expenses relating to the collective promotion fund as well as any revenues relating to the recovery of such expenses. Only the surplus or deficit represented by the net amount between such expenses and related revenues is included in the income statement by segment.

The Company has used this revised segment presentation in the comparative discussion of the results of operations for the fiscal years included below.

In addition, in the fourth quarter of the 2015 fiscal year, the Company has modified how it presents the gain/loss on the sale of investment property in segment information, which is revised by CODM. The information revised by CODM includes the gain/loss on the sale of investment properties within sales and development segment, regardless of the segment where the property would have been originally located. These modifications affected the segments of sales and development and international. Considering that in the comparative periods presented there were not sales of investment properties in the international segment, it was not necessary to retroactively adjust the amounts pertaining to prior fiscal years.

The CODM regularly reviews the following categories of assets: investment properties; property, plant and equipment; trading properties; goodwill; rights to receive future units under barter agreements; inventories; biological assets; investments in associates; and the investment in the Entertainment Holding S.A. joint venture. The aggregate of these assets are disclosed in these financial statements as “operating segment assets”. The measurement principles for the operating segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Company’s share of assets of the joint ventures Cresca S.A., CYRSA S.A., Nuevo Puerto Santa Fe S.A., Puerto Retiro S.A., Baicom Networks S.A., and Quality Invest S.A., which are all reported to the CODM under the proportionate consolidation method. Under this method, each of the operating segment assets reported to the CODM includes the proportionate share of the Company in the same operating assets of these joint ventures. As an example, the investment properties amount reported to the CODM includes (i) the investment property balance as per the statement of financial position plus (ii) the Company’s share of the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all other of the joint ventures’ net assets in the single line item titled “Investments in associates and joint ventures” in the statement of financial position.

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxes. The measurement principles for the Company’s segment reporting structure are based on the IFRS principles adopted in the Consolidated Financial Statements, except for the Company’s share of profit or loss of joint ventures.

At the time of assessing the performance of business segments and deciding upon the allocation of resources, the Executive Committee uses information on operating income assets and liabilities of each such segment In the Consolidated Financial Statements, the transactions and balances between related parties which may affect more than one segment are eliminated.

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

	June 30, 2015
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Common maintenance expenses and collective promotion fund	Total Income Statements
Revenues	4,908,072	(53,473)	(90,002)	887,208	5,651,805
Costs	(4,019,142)	62,335	88,375	(901,283)	(4,769,715)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,347,447	(23,295)	-	-	1,324,152
Changes in the net realizable value of agricultural produce after harvest	(34,471)	-	-	-	(34,471)
Gross Profit / (Loss)	2,201,906	(14,433)	(1,627)	(14,075)	2,171,771
Gain from disposal of investment properties	1,150,230	-	-	-	1,150,230
Gain from disposal of farmlands	569,521	(19,059)	-	-	550,462
General and administrative expenses	(624,595)	4,173	2,602	-	(617,820)
Selling expenses	(480,696)	6,217	321	-	(474,158)
Other operating results, net	10,556	2,949	(1,296)	-	12,209
Profit/(Loss) from Operations before share of Profit / (Loss) of Associates and Joint Ventures	2,826,922	(20,153)	-	(14,075)	2,792,694
Share of profit / (loss) of associates and joint ventures	(1,035,410)	10,438	-	-	(1,024,972)
Profit/(Loss) from operations before Financing and Taxes	1,791,512	(9,715)	-	(14,075)	1,767,722

	June 30, 2014
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Common maintenance expenses and collective promotion fund	Total Income Statements
Revenues	3,967,868	(62,085)	(38,074)	736,302	4,604,011
Costs	(3,266,251)	58,857	36,505	(743,703)	(3,914,592)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,172,739	(20,086)	-	-	1,152,653
Changes in the net realizable value of agricultural produce after harvest	(17,447)	-	-	-	(17,447)
Gross Profit / (Loss)	1,856,909	(23,314)	(1,569)	(7,401)	1,824,625
Gain from disposal of investment properties	230,918	-	-	-	230,918
Gain from disposal of farmlands	91,356	-	-	-	91,356
General and administrative expenses	(539,696)	3,423	2,334	-	(533,939)
Selling expenses	(359,041)	5,949	366	-	(352,726)
Other operating results, net	(77,462)	3,585	(1,131)	-	(75,008)
Profit/(Loss) from Operations before share of Profit / (Loss) of Associates and Joint Ventures	1,202,984	(10,438)	-	(7,401)	1,185,226
Share of profit / (loss) of associates and joint ventures	(425,287)	16,636	-	-	(408,651)
Profit/(Loss) from operations before Financing and Taxes	777,697	6,279	-	(7,401)	776,575

	June 30, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Common maintenance expenses and collective promotion fund	Total Income Statements
Revenues	3,083,678	(137,889)	(11,528)	594,290	3,528,551
Costs	(2,647,015)	116,004	10,296	(599,780)	(3,120,495)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	888,493	(1,749)	-	-	886,744
Changes in the net realizable value of agricultural produce after harvest	11,756	-	-	-	11,756
Gross Profit / (Loss)	1,336,912	(23,634)	(1,232)	(5,490)	1,306,556
Gain from disposal of investment properties	177,999	-	-	-	177,999
Gain from disposal of farmlands	149,584	-	-	-	149,584
General and administrative expenses	(352,448)	4,291	1,774	-	(346,383)
Selling expenses	(291,206)	11,631	112	-	(279,463)
Other operating results, net	95,770	2,952	(654)	-	98,068
Profit/(Loss) from Operations before share of Profit / (Loss) of Associates and Joint Ventures	1,116,611	(4,760)	-	(5,490)	1,106,361
Share of profit / (loss) of associates and joint ventures	(11,673)	1,855	-	-	(9,818)
Profit/(Loss) from operations before Financing and Taxes	1,104,938	(2,905)	-	(5,490)	1,096,543

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. According to the analysis above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

The following tables present a reconciliation between total segment assets as per segment information and total assets as per the statement of financial position. Adjustments are mainly related to the filing of certain classes of assets in segment information and to the proportional consolidation of joint ventures mentioned previously.

	June 30, 2015	June 30, 2014	June 30, 2013
Total Operating Assets as per Segment Information	9,686,553	10,972,702	8,388,732
Less:
Proportionate share in reportable assets per segment of certain joint ventures (*)	(478,107)	(442,360)	(256,962)
Plus:
Investments in joint ventures (**)	357,673	372,034	300,809
Other non-reportable assets	5,709,324	4,881,312	3,978,146
Total Consolidated Assets as per Statement of financial position	15,275,443	15,783,688	12,410,725

(*) The following amounts related to the proportionate share of operating segment assets of certain of The Company´s  joint ventures are reported as part of the total operating segment assets by segment.

	June 30, 2015	June 30, 2014	June 30, 2013
Investment properties	95,888	137,253	160,900
Property, plant and equipment	358,193	272,982	65,700
Trading properties	3,130	5,908	20,160
Goodwill	5,223	5,235	5,238
Biological assets	7,970	10,899	1,902
Inventories	7,703	10,083	3,062
Total proportionate share in assets per segment of joint ventures	478,107	442,360	256,962

(**) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.

Comparability of information

During the fiscal year ended June 30, 2015, the Real Brasileño (Rs.) has depreciated against the Argentine Peso and other currencies by around 20.0%, which affects the comparability of the figures reported in the current financial statements given its negative impact on the financial position and results of operations of the Company, due mainly to the foreign exchange rate exposure to net assets and liabilities denominated in foreign currency and investments in joint ventures with a functional currency different from the Real.

During this fiscal year ended June 30, 2014 Argentina’s Peso devalued against the U.S. Dollars and other currencies by approximately 51%, which causes an impact on the comparability of the figures disclosed in the financial statements stemming from exposure to the exchange rate, above all in our revenues from office rentals and our net assets and liabilities, denominated in foreign currency; as well as the Income/(loss) from our International segment.

Shopping Center Properties

During fiscal year 2015 we inaugurated two new shopping centers: “Distrito Arcos,” located in the area of Palermo, City of Buenos Aires, in December 2014 and “Alto Comahue,” located in the City of Neuquén, Argentine Patagonian region, in March 2015. Income from these new developments, were Ps. 22.9 million and Ps. 11.7 million, respectively.

Offices

In December 2014, there was a transfer within the Company of 83,789 sqm of rental buildings from IRSA Inversiones y Representaciones S.A. to IRSA Commercial Properties This transaction, though at the consolidated level it did not have effects because it was a related party transaction, was considered a business Combination for the Company, and therefore, costs related to this transaction for Ps. 110.5 million were recognized as income during fiscal year 2015 in “Other operating results, net”.

During fiscal year 2015, the revenues and costs from our Offices segment saw their comparability affected by partial sales of properties intended for lease allocated to that segment. In this respect, during fiscal years 2015 and 2014, there were sales for 10,792 sqm of leasable surface area (approximately 8.8% of total leasable area at the beginning of the fiscal year), and 8,744 sqm of leasable surface area (approximately 6.2% of total leasable area at the beginning of the fiscal year), respectively (See Note 3).

International

           The revenues and costs from the international segment were mainly affected by the only 3-month consolidation in the year 2015, compared to the 12-month consolidation in the year 2014, of the results of Rigby 183 LLC (“Rigby 183”), owner of the Madison 183 building, located in the City of New York, which was sold in September 2015, and to a lesser extent, by the effect of devaluation described above.

Financial Operations and Others

The operating result of the Financial Operations and Others segment primarily reflects the residual consumer financing activities of the Company, which have been decreasing progressively during fiscal years under discussion.

During fiscal year 2015, the results of this segment were affected by different transactions performed by the Company in relation to the investment in Avenida, including the exercise of warrants, the dilution of part of our interest in this company in view of the entry of a new investor and the sale of 5% of our shareholding. As a result of all these transactions, from the second quarter of fiscal year 2015, we ceased to have significant influence on Avenida and therefore, we ceased to recognize it as an investment in an associate, accounted for under the equity method, and we started to recognize it as a financial asset valued at fair value through profit or loss, which are recognized in financial and holding results, net and are excluded in the segment reporting.

Cresud’s Results of Operations for the fiscal years ended on June 30, 2015, 2014 and 2013

The following terms used herein have the meanings specified below:

Agricultural Business

Revenues

Sales: Our sales consist of revenue on the sales of crops, milk and cattle. Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed.

Costs.

Cost of Production: Our cost of production consists of costs directly related to the transformation of biological assets and agricultural produce.

Cost of Sales: Our cost of sales consists of:

(i) the book value of the product sold at the time of sale; and

(ii) certain direct costs related to the sales of agricultural produce and other selling expenses.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

Biological assets and agricultural produce at the point of harvest are accounted for at fair value, less the cost of sales, upon their initial recognition and as of each balance sheet date, except where their fair value cannot be reliably measured. Biological assets and agricultural produce at the point of harvest are measured at their approximate cost where few or no transformations have taken place since costs were originally incurred or where the impact on the biological transformation price is not expected to be material. Changes in fair value less the cost of sales are charged to income as incurred.

Changes in the net realizable value of agricultural produce after harvest

Our gain (loss) from holding inventories consists of changes in their carrying amount.

Urban Properties and Investments Business

Shopping Center Properties

Revenues derived from our shopping center development activities are mostly comprised by revenues from operation leases, admission fees, commissions and revenues from several services rendered to our lessees. In addition, certain lease agreements include provisions that set forth variable rentals based on specific sales volumes or some other type of index.

Revenues include revenues from managed operations, such as, parking lots. Revenues also include revenues from property management.

 Offices

Revenues from office and other property rentals include rental income from offices under operating leases, revenues from the recovery of services and expenses paid by tenants.

Sale and Development of Properties

Revenues from the sale and development of properties include the gains derived from the developments and the proceeds from the sale of commercial properties.

Hotels

Revenues from hotel operations include mainly room services, catering and other services.

Fiscal year ended June 30, 2015 compared to fiscal year ended June 30, 2014

Operating Results
REVENUES

Total sales revenues of the Company increased 23.7%, from Ps. 3,967.9 million for fiscal year 2014 to Ps. 4,908.1 million for fiscal year 2015. This was mainly due to a 30.3% increase in the Agricultural business, from Ps.1,812.1 million in fiscal year 2014 to Ps. 2,361.0 million in fiscal year 2015 and a 18.2% increase in the Urban Properties and Investments business, from  Ps. 2,155.8 million in fiscal year 2014 to Ps. 2,547.1 million in fiscal year 2015.

 Agricultural Business

	Fiscal year ended on June 30, 2015
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	963,300	23,417	-	986,717
Cattle	56,650	2,524	84,388	143,562
Dairy	71,940	-	-	71,940
Sugarcane	197,828	-	-	197,828
Agricultural rental and services	37,048	-	127	37,175
Agricultural Subtotal	1,326,766	25,941	84,515	1,437,222
Land transformation and sales	-	-	-	-
Agro-industrial	806,018	-	-	806,018
Other segments	117,770	-	-	117,770
Total Agricultural Business Revenues	2,250,554	25,941	84,515	2,361,010

	Fiscal year ended on June 30, 2014
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	817,702	19,120	-	836,822
Cattle	61,691	2,242	26,382	90,315
Dairy	53,935	-	-	53,935
Sugarcane	123,851	-	-	123,851
Agricultural rental and services	29,044	-	98	29,142
Agricultural Subtotal	1,086,223	21,362	26,480	1,134,065
Land transformation and sales	-	-	-	-
Agro-industrial	548,740	-	5,344	554,084
Other segments	123,872	87	-	123,959
Total Agricultural Business Revenues	1,758,835	21,449	31,824	1,812,108

Sales revenues increased 28%, from Ps. 1,758.8 million in fiscal year 2014 to Ps. 2,250.6 in fiscal year 2015. This was due to an increase of Ps. 149.9 million in the Crops segment, an increase of Ps. 53.2 million in the Cattle segment, an increase of Ps. 18.0 million in the Dairy segment, an increase of Ps. 74 million in the Sugarcane segment, an increase of Ps. 8 million in the Agricultural rental and services segment, an increase of Ps. 251.9 million in the Agroindustrial segment, offset by a decrease of Ps. 6.2 million in Other segments.

In turn, revenues from our interests in joint ventures increased 20.9% from Ps. 21.4 million in fiscal year 2014 to Ps. 25.9 million in fiscal year 2015, mainly as a result of a 22.5% increase in Crops sold to Cresca, from Ps. 19.1 million in fiscal year 2014 to Ps. 23.4 million in fiscal year 2015.

Similarly, inter-segment revenues increased 165.6%, from Ps. 31.8 million in fiscal year 2014 to Ps. 84.5 million in fiscal year 2015, mainly as a result of livestock sales during the year to our subsidiary Sociedad Anónima Carnes Pampeanas which was reclassified from the Cattle segment to the Agroindustrial segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, sales revenues increased 30.3%, from Ps. 1,812.1 million in fiscal year 2014 to Ps. 2,361.0 million in fiscal year 2015.

Crops

Total sales revenues from the Crops segment increased 17.9%, from Ps. 836.8 million in fiscal year 2014 to Ps. 986.7 million in fiscal year 2015, mainly as a result of:

•	an increase of 102,129 tons in the volume of Crops sold during fiscal year 2015 compared to the previous fiscal year; and

•
partially offset by a reduction of 4.6% in the average price of sold Crops, from Ps. 1,931 per ton in fiscal year 2014 to Ps. 1,843 per ton in fiscal year 2015 mainly due to lower prices of wheat and sunflower.

The following table shows the sales of Crops in detail:

	Sale of Crops (in tons)
	Fiscal year ended June 30,
	2015	2014	Variation
Corn	269,701	179,893	89,808
Soybean	250,125	222,051	28,074
Wheat	7,083	11,359	(4,276)
Sorghum	1,569	3,843	(2,274)
Sunflower	5,181	9,745	(4,564)
Other	1,872	6,509	(4,637)
Total Sales	535,531	433,400	102,129

Cattle

Total sales revenues from the Cattle segment increased 59.0%, from Ps. 90.3 million in fiscal year 2014 to Ps. 143.6 million in fiscal year 2015, mainly as a result of:

•	a 59% increase in the average price per kilogram sold, from Ps. 10.1 per kilogram in fiscal year 2014 to Ps. 16 per kilogram in fiscal year 2015.

•	a 0.3% in the cattle sales volume, from 8,842 tons in fiscal year 2014 to 8,871 tons in fiscal year 2015.

Dairy

Total sales revenues from the Dairy segment increased 33.4%, from Ps. 53.9 million in fiscal year 2014 to Ps. 71.9 million in fiscal year 2015, mainly as a result of:

•	a 42.8% increase in the average price of milk, from Ps. 2.49 per liter in fiscal year 2014 to Ps. 3.55 per ton in fiscal year 2015;

•	a 149% increase in the average price per kilogram sold of milking cows from Ps. 5.24 per kilogram in fiscal year 2014 to Ps. 13.06 per kilogram in fiscal year 2015;

•	a 94.3% increase in the volume of sales of milking cows, from 465 tons in fiscal year 2014 to 903 tons in fiscal year 2015;

•	partially offset by a 9.9% decrease in the volume of sales of milk, from 18.7 million liters in fiscal year 2014 to 16,9 million liters in fiscal year 2015.

Sugarcane

Total sales revenues from the Sugarcane segment increased 59.7%, from Ps. 123.9 million in fiscal year 2014 to Ps. 197.8 million in fiscal year 2015, mainly as a result of:

•	248,808 (36.8%) more tons of sugarcane sold in fiscal year 2015 as compared to the previous fiscal year, mainly by BrasilAgro; and

•	a 16,7% increase in the average price of sugarcane sold, from Ps. 183.3 per ton in fiscal year 2014 to Ps. 214 per ton in fiscal year 2015.

Agricultural rental and services

Total revenues from the Agricultural rental and services segment increased by 27.6%, from Ps. 29.1 million in fiscal year 2014 to Ps. 37.2 million in fiscal year 2015, mainly as a result of:

•	a 58% increase in leases, due to machinery rentals from Brasilagro and new lease agreements from Bolivia;

•	a 3.7 % increase in revenues from production of seeds mainly due to an increase in the production volume of soybean; and

•	a decrease of 2.6 % in revenues from irrigation services due to a decrease of 136 % in total milliliters sold compared to fiscal year 2014.

Agro-industrial

Total revenues from the Agro-industrial increased 45.5%, from Ps. 554.1 million in fiscal year 2014 to Ps. 806.0 million in fiscal year 2015, mainly as a result of:

•	a 17% increase in slaughtering volumes and the differential resulting from the higher price of beef and sub-products; and

•	a 50% increase in sales to the domestic market with upward price trend, offset by

•	a 3.18% reduction in exports.

Other Segments

Total revenues from Other segments decreased 5.0%, from Ps. 124.0 million in fiscal year 2014 to Ps. 117.8 million in fiscal year 2015, mainly as a result of:

•	an increase of Ps. 21.1 million in sales on consignment, offset by

•	a reduction of Ps. 15.1 million in commodity brokerage services.

Urban Properties and Investments Business

	Fiscal year ended on June 30, 2015
Revenues	Income Statement(1)	Interests in joint ventures	Inter-segment eliminations	Common maintenance expenses and collective promotion fund	Segment reporting
Shopping Center Properties	2,570,868	13,069	-	(805,627)	1,778,310
Offices	397,326	9,238	5,487	(79,323)	332,728
Sales and Developments	8,482	5,225	-	-	13,707
Hotels	396,297	-	-	-	396,297
International	28,131	-	-	(2,258)	25,873
Financial operations and Others	147	-	-	-	147
Total Urban Properties and Investments Business Revenues	3,401,251	27,532	5,487	(887,208)	2,547,062

(1) Includes revenues from sales, leases and services (Ps. 2,514.0 million) and revenues from expenses and collective promotion funds (Ps. 887.2 million).

	Fiscal year ended on June 30, 2014
Revenues	Income statement(1)	Interests in joint ventures	Inter-segment eliminations	Common maintenance expenses and collective promotion fund	Segment reporting
Shopping Center Properties	2,031,625	9,280	1,808	(659,705)	1,383,008
Offices	327,954	8,466	4,442	(69,703)	271,159
Sales and Developments	62,641	22,890	-	-	85,531
Hotels	331,562	-	-	-	331,562
International	90,820	-	-	(6,894)	83,926
Financial operations and Others	574	-	-	-	574
Total Urban Properties and Investments Business Revenues	2,845,176	40,636	6,250	(736,302)	2,155,760

(1)	Includes revenues from sales, leases and services (Ps. 2,108.9 million) and revenues from expenses and collective promotion funds (Ps. 736.3 million)

Total revenues from the Urban Properties and Investments business increased 19.5%, from Ps. 2,845.2 million in fiscal year 2014 to Ps. 3,401.3 million in fiscal year 2015. This was due to an increase of Ps. 395.3 million in the Shopping Center Properties segment, an increase of Ps. 61.6 million in the Offices segment, and an increase of Ps. 64.7 million in the Hotel segment, offset by a decrease of Ps. 0.4 million in the Financial Operations and Others segment, a decrease of Ps. 58.1 million in the International segment, and a decrease of Ps. 71.8 million in the Sales and Developments segment.

In turn, revenues from our interests in joint ventures decreased by 32.2%, from Ps. 40.6 million in fiscal year 2014 to Ps. 27.5 million in fiscal year 2015, mainly attributable to a reduction in sales revenues derived from the Horizons development, from our joint venture with CYRSA S.A.

Similarly, inter-segment revenues decreased 12.2%, from Ps. 6.2 million in fiscal year 2014 (of which Ps. 4.4 million is attributable to the Offices segment) to Ps. 5.5 million in fiscal year 2015 (attributable to the Offices segment).

On the other hand, revenues from expenses and collective promotion fund increased by 20.5%, from Ps. 736.3 million in fiscal year 2014 (of which Ps. 659.7 million is attributable to the Shopping Center Properties segment) to Ps. 887.2 million in fiscal year 2015 (of which Ps. 805.6 million is attributable to the Shopping Center Properties segment).

Hence, according to business segment reporting and considering all our joint ventures, inter-segment eliminations, and maintenance fee and common advertising funds, sales revenues increased 18.1%, from Ps. 2,155.8 million in fiscal year 2014 to Ps. 2,547.1 million in fiscal year 2015.

Shopping Center Properties

Revenues from the Shopping Center Properties segment increased 28.6%, from Ps. 1,383.0 million in fiscal year 2014 to Ps. 1,778.3 million in fiscal year 2015. Such variation was mostly attributable to:

•
an increase of Ps. 317.7 million in revenues from base and contingent rent as a result of a 33.3% rise in our tenants’ sales, from Ps. 16,132.8 million in fiscal year 2014 to Ps. 21,508.7 million in fiscal year 2015;

•	an increase of Ps. 30.0 million in revenues from admission fees;

•	an increase of Ps. 30.6 million in parking fees; and

•	an increase of Ps. 17.0 million in revenues from property letting fees, management fees and other.

Offices

Revenues from the Offices segment increased 22.7%, from Ps. 271.2 million in fiscal year 2014 to Ps. 332.7 million in fiscal year 2015. Such revenues were impacted by the partial sale of investment properties in fiscal year 2015, which resulted in a reduction of the segment total leasable area.

 Considering comparable properties in both fiscal years, rental revenues from properties which did not experience a decrease in their leasable area increased by 30.6%, from Ps. 214.0 million in fiscal year 2014 to Ps. 279.6 million in fiscal year 2015, mostly as a result of the currency devaluation and improved occupancy, whereas rental revenues from properties which leasable area was reduced went down by 45%, from Ps. 45.5 million in fiscal year 2014 to Ps. 25.0 million in fiscal year 2015.

As of year-end, the 2015 average occupancy rate of premium offices stood at 98.1% and the average rent was around US$ 26 per m2.

Sales and Developments

Without considering our joint ventures, revenues from the Sales and Developments segment decreased by 86.4% from Ps. 62.6 million in fiscal year 2014 to Ps. 8.5 million in fiscal year 2015. Such reduction was mainly attributable to reduced revenues from the sale of the Condominios I and II (Ps. 45.3 million) and El Encuentro (Ps. 7.5 million) developments. On the other hand, revenues from our joint ventures (Horizons) fell by 77.2%, accounting for a decrease of Ps. 17.7 million. Hence, total revenues derived from this segment fell by 84.0%, from Ps. 85.5 million in fiscal year 2014 to Ps. 13.7 million in fiscal year 2015.

Hotels

Revenues from our Hotels segment increased by 19.5% from Ps. 331.6 million in fiscal year 2014 to Ps. 396.3 million in fiscal year 2015, mainly as a result of a 34.2% increase in the average room rate of our hotels (in terms of Argentine Pesos), partially offset by a 67.2% decrease in the average occupancy rate in fiscal year 2014 to 65.7% in fiscal year 2015 (mainly at our Llao Llao hotel).

International

Revenues from the International segment decreased by 69.2% from Ps. 83.9 million in fiscal year 2014 to Ps. 25.9 million in fiscal year 2015, mostly due to the fact that the results of Rigby 183 LLC – owner of the rental Madison 183 building - were consolidated for 3 months only in fiscal year 2015 because it was sold in September 2014, whereas such results were consolidated for 12 months in fiscal year 2014.

Financial operations and Others

Revenues from the Financial Operations and Others segment decreased from Ps. 0.6 million in fiscal year 2014 to Ps. 0.1 million in fiscal year 2015, as a result of reduced revenues from the Company’s personal financing residual activity.

COSTS

Total costs of the Company increased 23.1%, from Ps. 3,266.3 million in fiscal year 2014 to Ps. 4,019.1 million in fiscal year 2015. This was mainly as a result of a 29.3% increase in costs associated with the Agricultural business, from Ps. 2,618.0 million in fiscal year 2014 to Ps. 3,385.7 million in fiscal year 2015 and a 2.3% decrease in costs associated with the Urban Properties and Investments business from Ps. 648.3 million in fiscal year 2014 to Ps. 633.5 million in fiscal year 2015.

Agricultural Business

	Fiscal year ended on June 30, 2015
Costs	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(1,752,576)	(42,867)	-	(1,795,443)
Cattle	(135,452)	(4,716)	(84,388)	(224,556)
Dairy	(133,259)	-	-	(133,259)
Sugarcane	(368,172)	-	-	(368,172)
Agricultural rental and services	(19,201)	-	-	(19,201)
Agricultural Subtotal	(2,408,660)	(47,583)	(84,388)	(2,540,631)
Land transformations and sales	(9,002)	-	-	(9,002)
Agro-industrial	(739,074)	-	(127)	(739,201)
Other Segments	(96,841)	-	-	(96,841)
Total Agricultural Business Costs	(3,253,577)	(47,583)	(84,515)	(3,385,675)

	Fiscal year ended on June 30, 2014
Costs	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(1,509,500)	(31,181)	-	(1,540,681)
Cattle	(150,810)	(4,408)	(5,442)	(160,660)
Dairy	(104,334)	-	-	(104,334)
Sugarcane	(206,751)	-	-	(206,751)
Agricultural rental and services	(17,374)	-	-	(17,374)
Agricultural Subtotal	(1,988,769)	(35,589)	(5,442)	(2,029,800)
Land transformations and sales	(8,228)	-	-	(8,228)
Agro-industrial Activities	(453,307)	-	(26,382)	(479,689)
Other Segments	(100,170)	(85)	-	(100,255)
Total Agricultural Business Costs	(2,550,474)	(35,674)	(31,824)	(2,617,972)

Total costs increased by 27.6% from Ps. 2,550.5 million in fiscal year 2014 to Ps. 3,253.6 million in fiscal year 2015. This was caused mainly by an increase of Ps. 254.8 million in the Crops segment, an increase of Ps. 63.9 million in the Cattle segment, an increase of Ps. 28.9 million in the Dairy segment, an increase of Ps. 161.4 million in the Sugarcane segment, an increase of Ps. 1.8 million in the Agricultural rental and services segment, an increase of Ps. 0.8 million in the Land transformations and sales segment, and an increase of Ps. 259.5 million in the Agro-industrial segment,  offset by a decrease of Ps. 3.4 million in the Other segments.

In turn, the cost of our joint ventures experienced a net increase of Ps. 11.9 million, from 35.6 million in fiscal year 2014 to Ps. 47.6 million in fiscal year 2015, mainly as a result of an increase of Ps. 11.7 million in the cost of Cresca’s Crops, from Ps. 31.2 million in fiscal year 2014 to Ps. 42.9 million in fiscal year 2015.

Similarly, inter-segment costs rose by Ps. 52.7 million from Ps. 31.8 million in fiscal year 2014 to Ps. 84.5 million in fiscal year 2015, mainly as a result of the cost of Cattle sales during the year to our subsidiary Sociedad Anónima Carnes Pampeanas which was reclassified from the Cattle segment to the Agro-industrial segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs increased by 29.3%, from Ps. 2,618.0 million in fiscal year 2014 to Ps. 3,385.7 million in fiscal year 2015.

Crops

Costs from the Crops segment increased by 16.5%, from Ps. 1,540.7 million in fiscal year 2014 to Ps. 1,795.4 million in fiscal year 2015. Costs from the Crops segment are detailed in the following table:

	Fiscal year 2015	Fiscal year 2014
	Thousands of Ps.
Cost of sales	873,118	778,362
Cost of production	922,325	752,319
Total Costs	1,795,443	1,540,681

The cost of sales from the Crops segment increased by 10.8%, from Ps. 778.4 million in fiscal year 2014 to Ps. 873.1 million in fiscal year  2015, mainly as a result of:

•	a 23.6% increase in the volume of tons sold as compared to the previous fiscal year; and

•
partially offset by a 10.4% decrease in the average cost per ton of crops sold in fiscal year 2015, from Ps. 1,819 per ton in fiscal year 2014 to Ps. 1,630 per ton in fiscal year 2015, due to an increase in the average crops domestic market price.

The cost of sales as a percentage of sales was 93.0% in fiscal year 2014 and 88.5% in fiscal year 2015.

The cost of production from the Crops segment increased by 22.6%, from Ps. 752.3 million in fiscal year 2014 to Ps. 922.3 million in fiscal year 2015, mainly as a result of:

•
a 14.3% increase in direct production costs during this fiscal year as compared to the previous one, mainly affected by the inflationary context that impacts both on the prices of leases and supplies used (agrochemicals and seeds);

•	higher production volumes in fiscal year 2015 as compared to fiscal year 2014; and

•	a larger number of hectares in operation in our own farms in fiscal year 2015 as compared to fiscal year 2014.

Total cost of production per ton increased 3.0%, from Ps. 1,863 per ton in fiscal year 2014 to Ps. 1,808 per ton in fiscal year 2015, mainly as a result of higher yields in fiscal year 2015 as compared to fiscal year 2014, exceeding the increase in costs.

Cattle

Costs of the Cattle segment increased 39.8%, from Ps. 160.7 million in fiscal year 2014 to Ps. 224.6 million in fiscal year 2015. Costs from the Cattle segment are detailed in the following table:

	Fiscal year 2015	Fiscal year 2014
	Thousands of Ps.
Cost of sales	121,580	76,734
Cost of production	102,976	83,926
Total Costs	224,556	160,660

The cost of sales increased by 58.4%, from Ps. 76.7 million in fiscal year 2014 to Ps. 121.6 million in fiscal year 2015, mainly as a result of:

•	a 57.3% increase in the cost per kilogram sold in fiscal year 2015; and

•	a 0.7% increase in cattle sales volumes in fiscal year 2015.

The cost of production from the Cattle segment rose by 22.7%, from Ps. 83.9 million in fiscal year 2014 to Ps. 103.0 million in fiscal year 2015. The higher cost of production from the Cattle segment in fiscal year 2015 was mainly attributable to:

•	an in increase of Ps. 13.5 million in feeding costs due to the rise in prices and higher feed costs due to the increase of animals in our own farms fattened in feedlots;

•	an increase of Ps. 3.9 million in payroll expense.

Dairy

Costs of the Dairy segment increased 27.7%, from Ps. 104.3 million in fiscal year 2014 to Ps. 133.3 million in fiscal year 2015. Costs from the Dairy segment are detailed in the following table:

	Fiscal year 2015	Fiscal year 2014
	Thousands of Ps.
Cost of sales	68,359	51,686
Cost of production	64,900	52,648
Total Costs	133,259	104,334

The cost of sales from the Dairy segment increased by 32.3%, from Ps. 51.7 million in fiscal year 2014 to Ps. 68.4 million in fiscal year  2015, mainly as a result of:

•	an increase of 32% and 119% in milk and milking cows price levels, respectively; and

•	a 94.3% increase in the sales volume of milking cows, partially offset by

•	a 9.9% reduction in milk sales volume.

Cost of production of the Dairy segment increased 23%, from Ps. 52.6 million in fiscal year 2014 to Ps. 64.9 million in fiscal year 2015. This increase was mainly due to the impact of increased feeding, health and payroll costs.

Sugarcane

Costs of the Sugarcane segment increased 78.1%, from Ps. 206.8 million in fiscal year 2014 to Ps. 368.2 million in fiscal year 2015. Costs from the Sugarcane segment are detailed in the following table:

	Fiscal year 2015	Fiscal year 2014
	Thousands of Ps.
Cost of sales	188,432	105,618
Cost of production	179,740	101,133
Total Costs	368,172	206,751

The cost of sales from the Sugarcane segment increased by 78.4%, from Ps. 105.6 million in fiscal year 2014 to Ps. 188.4 million in fiscal year  2015, mainly as a result of:

•	an increase of 248,808 tons of sugarcane sold in fiscal year 2015 compared to the previous fiscal year, mainly in our subsidiary Brasilagro; and

•	an increase in the average cost per ton of sugarcane sold in fiscal year 2015, from Ps. 156 per ton in fiscal year 2014 to Ps. 204 per ton in fiscal year 2015.

The cost of sales as a percentage of sales was 85.3% in fiscal year 2014 and 95.3% in fiscal year 2015.

The cost of production of the Sugarcane segment increased 77.7%, from Ps. 101.1 million in fiscal year 2014 to Ps. 179.7 in fiscal year 2015, mainly as a result of a higher production volume in fiscal year 2015 compared to fiscal year 2014.

The total cost of production per ton increased 25.9%, from Ps. 154 per ton in fiscal year 2014 to Ps. 184 per ton in fiscal year 2015.

Agricultural rental and services

The cost of sales from the Agricultural rental and services segment increased by 10.5%, from Ps. 17.4 million in fiscal year 2014 to Ps. 19.2 million in fiscal year  2015, mainly as a result of:

•	higher lease costs in Brasilagro, due to the amortization of new soil improvement works and structural expenses in the Preferencia, Chaparral, Jatobá and Araucaria lands;

•	lower costs from seed production services by 2.8%; and

•	a 3.9% increase in irrigation service costs.

Land transformations and sales

Cost of sales from the Land transformations and sales segment increased 9.4%, from Ps. 8.2 million in fiscal year 2014 to Ps. 9.0 million in fiscal year 2015. Such increase is mainly attributable to a reclassification due to discontinued activities at the feedlot land and, to a lesser extent, to increases in salary-related items, in particular the share incentive plan.

Agro-industrial

Costs of the Agro-industrial segment increased 54.1%, from Ps. 479.7 million in fiscal year 2014 to Ps. 739.2 million in fiscal year 2015, due to an inflationary context that hindered the increase in the gross marginal contribution:

Other Segments

The cost of sales of the Other segments decreased 3.4%, from Ps. 100.3 million in fiscal year 2014 to Ps. 96.8 million in fiscal year 2015, mainly as a result of a 16% reduction in the costs from the brokerage business related to commodity trading transactions through our subsidiary FyO and lower costs generated by the resale of supplies and others by 8%.

Urban Properties and Investments Business

	Fiscal year ended on June 30, 2015
Costs	Income Statement	Interests in joint ventures	Inter-segment eliminations	Common maintenance expenses and collective promotion funds	Segment reporting
Shopping Center Properties	(1,103,042)	(3,983)	(3,860)	819,702	(291,183)
Offices	(110,443)	(5,248)	-	79,323	(36,368)
Sales and Developments	(13,936)	(5,521)	-		(19,457)
Hotels	(278,672)	-	-		(278,672)
International	(9,379)	-	-	2,258	(7,121)
Financial operations and Others	(666)	-	-		(666)
Total Urban Properties and Investments Business Costs	(1,516,138)	(14,752)	(3,860)	901,283	(633,467)

	Fiscal year ended on June 30, 2014
Costs	Income Statement	Interests in joint ventures	Inter-segment eliminations	Common maintenance expenses and collective promotion funds	Segment reporting
Shopping Center Properties	(956,719)	(2,754)	(4,321)	667,106	(296,688)
Offices	(110,273)	(4,437)	(360)	69,703	(45,367)
Sales and Developments	(18,971)	(15,992)			(34,963)
Hotels	(216,768)				(216,768)
International	(60,404)			6,894	(53,510)
Financial operations and Others	(983)				(983)
Total Urban Properties and Investments Business Costs	(1,364,118)	(23,183)	(4,681)	743,703	(648,279)

Cost of sales from our Urban Properties and Investments business increased 11.1%, from Ps. 1,364.1 million in fiscal year 2014 to Ps. 1,516.1 million in fiscal year 2015. This was mainly due to an increase of Ps. 61.9 million in the Hotel segment, slightly offset by a decrease of Ps. 9.0 million in the Offices segment, a decrease of 5.5 million in the Shopping Center Properties segment, a decrease of Ps. 15.5 million in the Sales and Developments segment, a decrease of Ps. 0.3 million in the Financial Operations and Others segment, and a decrease of Ps. 46.4 million in the International segment.

On the other hand, expenses and collective promotion funds costs increased 21.2%, from Ps. 743.7 million in fiscal year 2014 to Ps. 901.3 million in fiscal year 2015, mainly due to expenses and collective promotion funds expenses from Shopping Center Properties, which increased by 22.9%, from Ps. 667.1 million in fiscal year 2014 to Ps. 819.7 in fiscal year 2015, as a result of: (i) an increase of Ps. 59.8 million in maintenance, security, cleaning, repair and similar expenses (mainly attributable to increases in security and cleaning services and utility rates), (ii) an increase of Ps. 27.9 million in advertising expenses, (iii) an increase of Ps. 30.1 million in salaries and wages, social security contributions and other payroll expenses; (iv) an increase of Ps. 20.8 million in taxes, rates and contributions and other expenses, and (v) an increase of Ps. 14.0 million in other items (mostly as a result of travel and office supplies expenses).

In addition, costs from our joint ventures experienced a net decrease of 36.6%, from Ps. 23.2 million in fiscal year 2014 to Ps. 14.7 million in fiscal year 2015, mainly as a result of lower costs resulting from reduced sales of the Horizons development.

Finally, costs from inter-segment operations decreased by 17.0%, from Ps. 4.7 million in fiscal year 2014 to Ps. 3.9 million in fiscal year 2015, mainly as a result of a change in the cost allocation of our Shopping Center Properties.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs decreased by 2.3%, from Ps. 648.3 million in fiscal year 2014 to Ps. 633.5 million in fiscal year 2015.

Shopping Center Properties

Costs from the Shopping Center Properties segment decreased by 1.9%, from Ps. 296.7 million in fiscal year 2014 to Ps. 291.2 million in fiscal year 2015. This reduction is mainly attributable to:

•	a reduction of Ps. 35.9 million in costs from a deficit in expenses and collective promotion funds from our Shopping Centers Properties; and

•	a decrease of Ps. 4.2 million in our depreciation and amortization expense;

•
partially offset by increased costs resulting from: an increase of Ps. 12.9 million in maintenance, security, cleaning, repair and similar expenses (mainly attributable to increases in security and cleaning services and utility rates); an increase of Ps. 10.0 million in salaries and wages, social security contributions and other payroll expenses; an increase of Ps. 8.7 million in taxes, rates and contributions and other expenses (mostly attributable to an increase in provincial property taxes and municipal utility rates, among other things), and an increase of Ps. 5.6 million in fees and compensation from services.

 Costs from the Shopping Center Properties segment, as a percentage of revenues derived from this segment, decreased from 21.5% in fiscal year 2014 to 16.4% in fiscal year 2015.

Offices

 Costs from the Offices segment decreased by 19.8%, from Ps. 45.4 million in fiscal year 2014 to Ps. 36.4 million in fiscal year 2015. Such decrease was attributable to the partial sales of investment property for rental completed in fiscal year 2015.

 Costs attributable to non-comparable properties decreased by 44.3%, from Ps. 5.5 million to Ps. 3.0 million, mainly as a result of the above mentioned sales.

 In the absence of partial sales, costs - considering comparable properties in both fiscal years - decreased by 19.3%, from Ps. 36.6 million to Ps. 30.4 million, mainly as a result of a lower amortization and depreciation expense.

Costs from the Offices segment, as a percentage of revenues derived from this segment, decreased from 16.7% in fiscal year 2014 to 10.9% in fiscal year 2015.

Sales and Developments

Costs attributable to this segment often vary significantly period over period, given that the several sales completed by the Company over the time are not recurring. Without considering our joint ventures, costs from our Sales and Developments segment decreased by 22.3% from Ps. 17.5 million in fiscal year 2014 to Ps. 13.6 million in fiscal year 2015. Such reduction was mainly attributable to lower costs from the sale of units of Condominios I and II (Ps. 6.8 million), partially offset by higher costs from maintenance of land reserves and real property for sale (Ps. 4.7 million).

On the other hand, costs from our joint ventures (Horizons) went down by 78.1%, accounting for a decrease of Ps. 11.0 million. Hence, total costs from this segment fell by 44.3%, from Ps. 35.0 million in fiscal year 2014 to Ps. 19.5 million in fiscal year 2015.

Costs from the Sales and Developments segment, as a percentage of revenues derived from this segment, increased by 40.9% in fiscal year 2014 to 141.9% in fiscal year 2015.

 Hotels

Costs from the Hotels segment increased by 28.6%, from Ps. 216.8 million in fiscal year 2014 to Ps. 278.7 million in fiscal year 2015, mainly as a result of:

•	an increase of Ps. 41.1 million in salaries and wages, social security contributions and other payroll expenses;

•	an increase of Ps. 11.1 million in the cost of food, beverages and other hotel-related expenses; and

•	an increase of Ps. 7.7 million in maintenance and repair expenses, among other items.

Costs from the Hotels segment, as a percentage of revenues derived from this segment, increased from 65.4% in fiscal year 2014 to 70.3% in fiscal year 2015.

International

Costs from the International segment decreased by 86.7%, from Ps. 53.5 million in fiscal year 2014 to Ps. 7.1 million in fiscal year 2015 mostly due to the fact that the results of Rigby 183 LLC – owner of the rental Madison 183 building - were consolidated for only 3 months in fiscal year 2015 whereas such results were consolidated for 12 months in fiscal year 2014. This building was sold in September 2014. In addition, the three-month period in fiscal year 2015 does not include amortization and depreciation since the property had been classified as available for sale as of June 30, 2014.

Costs from the International segment, as a percentage of revenues derived from this segment, decreased from 63.8% in fiscal year 2014 to 27.5% in fiscal year 2015.

Financial Operations and Others

Costs from the Financial Operations and Others segment decreased by 32.2% from Ps. 1.0 million in fiscal year 2014 to Ps. 0.7 million in fiscal year 2015, as a result of lower costs from the Company’s personal financing residual activity. As a percentage of revenues derived from this segment, it increased from 171.3% in fiscal year 2014 to 453.1% in fiscal year 2015.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

	Fiscal year ended on June 30, 2015
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	897,498	20,821	-	918,319
Cattle	164,260	2,474	-	166,734
Dairy	74,919	-	-	74,919
Sugarcane	187,475	-	-	187,475
Agricultural rental and services	-	-	-	-
Agricultural Subtotal	1,324,152	23,295	-	1,347,447
Land transformations and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other Segments	-	-	-	-
Total Agricultural Business	1,324,152	23,295	-	1,347,447

	Fiscal year ended on June 30, 2014
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	848,578	19,773	-	868,351
Cattle	145,008	313	-	145,321
Dairy	62,840	-	-	62,840
Sugarcane	96,227	-	-	96,227
Agricultural rental and services	-	-	-	-
Agricultural Subtotal	1,152,653	20,086	-	1,172,739
Land transformations and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other Segments	-	-	-	-
Total Agricultural Business	1,152,653	20,086	-	1,172,739

The Company’s revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased 14.9%, from Ps. 1,152.7 million in fiscal year 2014 to Ps. 1,324.2 million in fiscal year 2015.

In turn, the Company’s revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest derived from our interests in joint ventures increased 16.0%, from Ps. 20.1 million in fiscal year 2014 to Ps. 23.3 million in fiscal year 2015.

On the other hand, there were no inter-segment eliminations in connection with revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

Hence, according to business segment reporting and considering all our joint ventures, revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by 14.9%, from Ps. 1,172.7 million in fiscal year 2014 to Ps. 1,347.4 million in fiscal year 2015.

Crops

Production income from the Crops segment increased by 5.8%, from Ps. 868.4 million in fiscal year 2014 to Ps. 918.3 million in fiscal year  2015, mainly as a result of:

•	a 17.8% increase in the total production volume from 351,759 tons in fiscal year 2014 to 414,331 tons in fiscal year 2015;

•	partially offset by a 3.3% decrease in crops production average price; and

•	a 68.5% decrease in expected revenues.

As of June 30, 2015, the harvested area was 98.3% of our total sown area, compared to 95.7% as of June 30, 2014.

The following table shows the number of tons produced and total production income as of June 30, 2015 and 2014:

	Crops Production Income (in tons and thousands of Ps.)
	Fiscal year ended on June 30,
	2015		2014
	Tons	Ps.	Tons	Ps.
Corn	100,543	83,565	86,300	79,475
Soybean	279,356	625,511	241,205	563,639
Wheat	16,211	12,688	12,373	11,929
Sorghum	1,202	694	4,058	1,468
Sunflower	11,720	26,967	5,883	15,657
Other	5,300	20,420	1,940	3,390
Total	414,331	769,846	351,759	675,559

Estimated results from the valuation of our crops in progress at fair value decreased 68.5%, from Ps. 168.0 million in fiscal year 2014 to Ps. 52.9 million in fiscal year 2015, mainly due to a reduction of 65.4% in corn crops.

Cattle

Production income from the Cattle segment increased by 14.7%, from Ps. 145.3 million in fiscal year 2014 to Ps. 166.7 million in fiscal year  2015, mainly as a result of:

•	a 51.8% increase in the average price per kilogram produced, from Ps. 9.7 per kilogram in fiscal year 2014 to Ps. 14.8 per kilogram in fiscal year 2015; and

•	a 12.1% increase in cattle production volume from 6,948 tons in fiscal year 2014 to 7,905 tons in fiscal year 2015;

•	offset by a 36% reduction in holding gains.

The calving rate decreased slightly (3.6%), whereas the death rate decreased by 27.2% during fiscal year 2015 as compared to fiscal year 2014. This variation in the death rates of calves was mainly due to a 73.7% reduction in sheep deaths, partially offset by 21.6% increase in death of beef cattle.

The number of hectares devoted to cattle production decreased from 95,160 hectares in fiscal year 2014 to 88,643 hectares in fiscal year 2015 due to a smaller number of leased land devoted to cattle production.

Dairy

Production income from the Dairy segment increased by 19.2%, from Ps. 62.8 million in fiscal year 2014 to Ps. 74.9 million in fiscal year 2015, mainly as a result of:

•
the result from holding of milking cows, which increased 3.0%, from a gain of Ps. 8.6 million in fiscal year 2014 to a gain of Ps. 8.9 million in fiscal year 2015, as the inflationary context led to a significant rise in prices;

•	a 31.9% increase in the average price of milk, from Ps. 2.59 per liter in fiscal year 2014 to Ps. 3.42 per liter in fiscal year 2015; and

•	an increase of 7.1% in milk production volumes and a 41.6% increase in the average price, partially offset by

•
a 9.3% decrease in the milk production volume, from 19.3 million of liters in fiscal year 2014 to 17.5 million of liters in fiscal year 2015. This reduction in production volume was mainly due to a lower average number of milking cows per day, from 2,439 in fiscal year 2014 to 2,189 in fiscal year 2015, partially offset by a 9.1% increase in the efficiency level of average daily milk production per cow, from 19.7 liters in fiscal year 2014 to 21.5 liters in fiscal year 2015.

Sugarcane

Production income from the Sugarcane segment increased by 94.8%, from Ps. 96.2 million in fiscal year 2014 to Ps. 187.5 million in fiscal year  2015, mainly as a result of:

•	a 41.2% increase in total production volume from 657,547 tons in fiscal year 2014 to 928,273 tons in fiscal year 2015; and

•	an 8.0% increase in the average production price of sugarcane.

The 41.2% increase in the production volume from the Sugarcane segment was attributable to a 12.3% increase in our average yield from 81.2 ton/ha to 91.2 ton/ha mainly due to higher harvested hectares in fiscal year 2015.

The following table shows the actual tons produced and income as of June 30, 2015 and 2014:

	Sugarcane Production Income (in tons and thousands of Ps.)
	Fiscal year ended on June 30,
	2015		2014
	Tons	Ps.	Tons	Ps.
Sugarcane	928,273	178,802	657,547	117,250

Estimated results from the valuation of our sugarcane crops in progress at fair value increased significantly from a loss of 10.3 million in fiscal year 2014 to a gain of Ps. 8.7 million in fiscal year 2015 mainly generated by Brasilagro. This variation originated mainly in Brazil, and was caused by the following factors:

•	an increase in the number of estimated hectares from a year-on-year decrease of 13% in fiscal year 2014 to a year-on-year increase of 25% in fiscal year 2015;

•	an increase in the estimated yields from a from a year-on-year decrease of 2% in fiscal year 2014 to a year-on-year increase of 2% in fiscal year 2015; and

•	a decrease in the estimated unit costs from a year-on-year increase of 15% in fiscal year 2014 to a year-on-year increase of 9% in fiscal year 2015.

Changes in the net realizable value of agricultural produce after harvest

	Fiscal year ended on June 30, 2015
Changes in the net realizable value of agricultural produce after harvest	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(34,474)	-	-	(34,474)
Cattle	3	-	-	3
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Agricultural rental and services	-	-	-	-
Agricultural Subtotal	(34,471)	-	-	(34,471)
Land transformations and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other Segments	-	-	-	-
Total Agricultural Business	(34,471)	-	-	(34,471)

	Fiscal year ended on June 30, 2014
Changes in the net realizable value of agricultural produce after harvest	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(17,624)	-	-	(17,624)
Cattle	177	-	-	177
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Agricultural rental and services	-	-	-	-
Agricultural Subtotal	(17,447)	-	-	(17,447)
Land transformations and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other Segments	-	-	-	-
Total Agricultural Business	(17,447)	-	-	(17,447)

Income from changes in the net realizable value of agricultural produce after harvest decreased significantly, from a loss of Ps. 17.4 million in fiscal year 2014 to a loss of Ps. 34.4 million in fiscal year 2015.  This was caused mainly by a reduction of Ps. 16.8 million in the Crops segment (mainly due to the first quarter’s 21% reduction in the net realizable value of corn in Argentina) and, to a lesser extent, by a Ps. 0.2 million increase in the Cattle segment.

No interest in joint ventures or inter-segment elimination was recorded in income from changes in the net realizable value of agricultural produce after harvest.

GROSS PROFIT

As a result of the above mentioned factors, the Company’s gross profit increased 18.6%, from Ps. 1,857.0 million in fiscal year 2014 to Ps. 2,201.9 million in fiscal year 2015. This was caused mainly by:

•	a 17.5% decrease in the Agricultural Business, from Ps. 349.4 million income in fiscal year 2014 to Ps. 288.3 million income in fiscal year 2015; and

•	a 26.9% increase in the Urban Properties and Investments business, from a Ps. 1,507.5 million income in fiscal year 2014 to a Ps. 1,913.6 million income in fiscal year 2015.

Agricultural Business

As a result of the above mentioned factors, gross profit decreased 17.5%, from Ps. 349.4 million in fiscal year 2014 to Ps. 288.3 million in fiscal year 2015.

Crops

Gross profit from this segment decreased by 48.9%, from Ps. 146.9 million in fiscal year 2014 to Ps. 75.1 million in fiscal year 2015.

Cattle

Gross profit from this segment increased by 14.1%, from Ps. 75.2 million in fiscal year 2014 to Ps. 85.7 million in fiscal year 2015.

Dairy

Gross profit from this segment increased by 9.3%, from Ps. 12.4 million in fiscal year 2014 to Ps. 13.6 million in fiscal year 2015.

Sugarcane

Gross profit from this segment increased by 28.5%, from Ps. 13.3 million in fiscal year 2014 to Ps. 17.1 million in fiscal year 2015.

Agricultural rental and services

Gross profit from this segment increased by 52.7%, from Ps. 11.8 million in fiscal year 2014 to Ps. 18.0 million in fiscal year 2015.

Land transformations and sales

Gross loss from this segment increased by 9.4%, from Ps. 8.2 million in fiscal year 2014 to Ps. 9.0 million in fiscal year 2015.

Agro-industrial

Gross profit from this segment decreased by 10.2%, from Ps. 74.4 million in fiscal year 2014 to Ps. 66.8 million in fiscal year 2015.

Other Segments

Gross profit from this segment decreased by 11.7%, from Ps. 23.7 million in fiscal year 2014 to Ps. 20.9 million in fiscal year 2015.

Urban Properties and Investments Business

Gross profit from the Urban Properties and Investments business increased 26.9% from Ps. 1,507.5 million in fiscal year 2014 to Ps. 1,913.6 million in fiscal year 2015. This was mainly due to an increase of Ps. 400.8 million in the Shopping Center Properties segment; an increase of Ps. 70.6 million in the Offices segment; an increase of Ps. 2.8 million in the Hotels segment, partially offset by a reduction of Ps. 56.3 million in the Sales and Developments segment, a reduction of Ps. 11.7 million in the International segment and a reduction of Ps. 0.1 million in the Financial Operations and Others segment.

Shopping Center Properties

Gross profit from the Shopping Center Properties segment increased by 36.9%, from Ps. 1,086.3 million in fiscal year 2014 to Ps. 1,487.1 million in fiscal year 2015.

Offices

Gross profit from the Offices segment increased by 31.3%, from Ps. 225.8 million in fiscal year 2014 to Ps. 296.4 million in fiscal year 2015.

Sales and Developments

Gross profit from the Sales and Developments segment fell by 111.4% from a gain of Ps. 50.6 million in fiscal year 2014 to a loss of Ps. 5.7 million in fiscal year 2015.

Hotels

Gross profit from the Hotels segment increased by 2.5%, from Ps. 114.8 million in fiscal year 2014 to Ps. 117.6 million in fiscal year 2015.

International

Gross profit from the International segment decreased by 38.3%, from Ps. 30.4 million in fiscal year 2014 to Ps. 18.8 million in fiscal year 2015.

Financial operations and Others

Gross loss from the Financial operations and Others segment increased by Ps. 0.1 million, from a loss of Ps. 0.4 million in fiscal year 2014 to a loss of Ps. 0.5 million in fiscal year 2015.

Income from sale of investment properties

Income from sale of investment properties derived from the Urban Properties and Investments business increased 398.1%, from a Ps. 230.9 million income in fiscal year 2014 to a Ps. 1,150.2 million income in fiscal year 2015, mainly as a result of the sale of functional units at: Intercontinental Plaza (Ps. 338.4 million), Madison Ave. office building (Ps. 296.5 million), an increase in sales of Bouchard 551 (Ps. 308.4 million) and Maipú 1300 (Ps. 25.3 million); partially offset by reduced sales from: Av. de Mayo 595 (Ps. 19.2 million), Constitución 1159 (Ps. 13.4 million) and Costeros Dique IV (Ps. 10.6 million), among other transactions.

Gain from disposal of farmlands

Gain from disposal of farmlands derived from the Land transformations and sales segment increased 523.4%, from Ps. 91.4 million income in fiscal year 2014 to Ps. 569.5 million income in fiscal year 2015, mainly as a result of:

During fiscal year 2015

On April 3, 2014, Cresca S.A. executed a deed of sale for an area of 24,624 hectares located in Chaco Paraguayo. The total price was U$S 14.7 million payable as follows: U$S 1.8 million was cashed upon the execution of the deed of sale; U$S 4.3 million at the time of the title conveyance; U$S 3.7 million on July 2015 interest-free; and U$S 4.9 million on July 2016 interest-free. Possession was surrendered upon the execution of the title deed and upon the creation of a mortgage as guarantee of the remaining balance on July 14, 2014. The Company recorded a gain of Ps. 19.1 million as a result of this transaction.

On June 10, 2015, Brasilagro sold the remaining area of 27,744 hectares of the Cremaq farm located in the municipal district of Baixa Grande do Ribeiro (Piaui). The transaction price was RS. 270 million (equivalent to Ps. 694 million), out of which RS 67.5 million was cashed (equivalent to Ps. 196.8 million), with the balance being payable in an estimated term of 90 days. The Company recorded a gain of Ps. 525.9 million as a result of this transaction.

On October 17, 2013, Yuchán Agropecuaria executed an agreement providing for the sale, subject to retention of title, of an 1,643 hectare property in the “La Fon Fon II” farm for a total price of U$S 7.21 million (equivalent to Ps. 59.0 million). As of the date of issuance of these financial statements, the amount of US$ 1.5 million was cashed, with the remaining balance of US$ 5.71 million being payable in six semi-annual installments beginning in December this year and ending in June 2018. The agreement provides that title conveyance will be registered once the full price has been paid. On June 24, 2015, Yuchán Agropecuarria surrendered the possession of the property. The Company recorded a gain of US$ 2.7 million (equivalent to Ps. 24.6 million) as a result of this transaction in this fiscal year.

During fiscal year 2014

On June 27, 2014, Brasilagro sold a fraction of 1,164 hectares in the “Araucaria” farm located in the municipal district of Mineiros, State of Goias, Brazil, that had been purchased in 2007. After the sale, the farm has a total area of 8,178 hectares, out of which approximately 5,982 hectares are arable land. The sale price was RS. 32.5 million (equivalent to Ps. 117.5 million). In July 2014, the buyer made an initial payment of RS. 4.5 million, and the remaining balance is payable in five installments, the first of which, for RS. 4.5 million, matures in November 2014 and the last one at the time of execution of the title deed, in August 2018. The Company recorded a gain of RS. 21.0 million (equivalent to Ps. 75.8 million) from the sale of the Araucaria farm.

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

GENERAL AND ADMINISTRATIVE EXPENSES

Total administrative expenses of the Company increased 15.7%, from Ps. 539.7 million for fiscal year 2014 to Ps. 624.6 million for fiscal year 2015. This was mainly due to an increase of Ps. 6.8 million in the Agricultural business and an increase of Ps. 78.1 million in the Urban Properties and Investments business.

Agricultural Business

	Fiscal year ended on June 30, 2015
General and Administrative Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(155,733)	(3,303)	-	(159,036)
Cattle	(25,925)	172	-	(25,753)
Dairy	(4,920)	-	-	(4,920)
Sugarcane	(19,821)	-	-	(19,821)
Agricultural rental and services	(2,140)	-	-	(2,140)
Agricultural Subtotal	(208,539)	(3,131)	-	(211,670)
Land transformations and sales	(2,106)	-	-	(2,106)
Agro-industrial	(25,334)	-	-	(25,334)
Other Segments	(7,360)	-	-	(7,360)
Total Agricultural Business General and Administrative Expenses	(243,339)	(3,131)	-	(246,470)

	Fiscal year ended on June 30, 2014
General and Administrative Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(146,512)	(681)	-	(147,193)
Cattle	(27,118)	(65)	-	(27,183)
Dairy	(5,746)	-	-	(5,746)
Sugarcane	(28,261)	-	-	(28,261)
Agricultural rental and services	(2,603)	(66)	-	(2,669)
Agricultural Subtotal	(210,240)	(812)	-	(211,052)
Land transformations and sales	(1,130)	-	-	(1,130)
Agro-industrial	(16,880)	-	-	(16,880)
Other Segments	(8,761)	(1,807)	-	(10,568)
Total Agricultural Business General and Administrative Expenses	(237,011)	(2,619)	-	(239,630)

General and administrative expenses from our Agricultural business increased 2.7%. from Ps. 237.0 million in fiscal year 2014 to Ps. 243.3 million in fiscal year 2015. This was mainly due to an increase of Ps. 11.8 in the Crops segment, an increase of Ps. 1.0 million in the Land transformations and sales segment, and an increase of Ps. 8.5 million in the Agro-industrial segment, slightly offset by a reduction of Ps. 1.4 million in the Cattle segment, a reduction of Ps. 0.8 million in the Dairy segment, a reduction of Ps. 8.4 million in the Sugarcane segment, a reduction of Ps. 0.5 million in the Agricultural rental and services segment, and a reduction of Ps. 3.2 million in the Other segments. The main causes of this variation were:

•
the changes in Doneldon’s administrative expenses from Bolivia since a severance payment was accrued for (HF) and bonus allowances started to be set up (US); bonuses for fiscal year 2014 were paid for (which had not been accrued for because of a subsequent change in the Company’s policy) and bonuses for fiscal year 2015 were accrued for in fiscal year 2015;

•	an increase in Carnes Pampeanas S.A.’s headcount to support the increase in operation volume and overtime; and

•	a 26% increase in expenses as a result of the effects of inflation.

In turn, general and administrative expenses from our joint ventures increased by 19.5%, from Ps. 2.6 million in fiscal year 2014 to Ps. 3.1 million in fiscal year 2015.

On the other hand, no general and administrative expenses arose from inter-segment eliminations.

Hence, according to business segment reporting and considering all our joint ventures, general and administrative expenses increased by 2.9%, from Ps. 239.6 million in fiscal year 2014 to Ps. 246.5 million in fiscal year 2015.

Urban Properties and Investments Business

	Fiscal year ended on June 30, 2015
General and Administrative Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Shopping Center Properties	(135,512)	(233)	(406)	(136,151)
Offices	(58,202)	(279)	(490)	(58,971)
Sales and Developments	(48,750)	(530)	(410)	(49,690)
Hotels	(76,271)	-	(1,296)	(77,567)
International	(55,746)	-	-	(55,746)
Financial operations and Others	-	-	-	-
Total Urban Properties and Investments Business General and Administrative Expenses	(374,481)	(1,042)	(2,602)	(378,125)

	Fiscal year ended on June 30, 2014
General and Administrative Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Shopping Center Properties	(100,710)	(148)	(680)	(101,538)
Offices	(41,169)	(145)	(631)	(41,945)
Sales and Developments	(36,955)	(511)	-	(37,466)
Hotels	(58,562)	-	(1,023)	(59,585)
International	(59,476)	-	-	(59,476)
Financial operations and Others	(56)	-	-	(56)
Total Urban Properties and Investments Business General and Administrative Expenses	(296,928)	(804)	(2,334)	(300,066)

General and administrative expenses from our Urban Properties and Investments Business increased 26.1%. from Ps. 296.9 million in fiscal year 2014 to Ps. 374.5 million in fiscal year 2015. This was mainly due to an increase of Ps. 34.6 million in the Shopping Center Properties segment; an increase of Ps. 17.0 million in the Offices segment; an increase of Ps. 18.0 million in the Hotels segment, an increase of Ps. 12.2 million in the Sales and Developments segment, partially offset by a reduction of Ps. 3.7 million in the International segment and a reduction of Ps. 0.1 million in the Financial operations and Others segment.

On the other hand, administrative expenses from our joint ventures increased by 30.0%, from Ps. 0.8 million in fiscal year 2014 to Ps. 1.0 million in fiscal year 2015.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, administrative expenses increased by 26.0%, from Ps. 300.1 million in fiscal year 2014 to Ps. 378.1 million in fiscal year 2015. Based on the reported business segment reporting and considering our joint ventures and inter-segment eliminations, administrative expenses as a percentage of sales increased from 13.9% in fiscal year 2014 to 14.8% in fiscal year 2015.

Shopping Center Properties

Administrative expenses from the Shopping Center Properties segment increased by 34.1%, from Ps. 101.5 million in fiscal year 2014 to Ps. 136.2 million in fiscal year 2015, mainly due to:

•	an increase of Ps. 25.7 million in Directors’ fees;

•	an increase of Ps. 3.3 million in fees and compensation from services;

•	an increase of Ps. 1.9 million in amortization and depreciation, and

•	an increase of Ps. 3.8 million in other miscellaneous items, such as, maintenance, security, cleaning, repair and similar expenses, and taxes, rates and contributions.

 Administrative expenses from the Shopping Center Properties segment as a percentage of revenues derived from that segment slightly increased from 7.3% in fiscal year 2014 to 7.7% in fiscal year 2015.

Offices

Administrative expenses from the Offices segment increased by 40.6%, from Ps. 41.9 million in fiscal year 2014 to Ps. 59.0 million in fiscal year 2015, mainly due to: (i) an increase of Ps. 5.3 million in fees and compensation from services; (ii) an increase of Ps. 5.2 million in salaries and wages, social security contributions and other payroll expenses; (iii) an increase of Ps. 2.4 million in Directors’ fees; (iv) an increase of Ps. 2.0 million in travel and office supplies expenses, and (v) an increase of Ps. 1.5 million in bank expenses.

As a percentage of revenues derived from the Offices segment, general and administrative expenses increased from 15.5% in fiscal year 2014 to 17.7% in fiscal year 2015.

Sales and Developments

General and administrative expenses from the Sale and Developments segment increased by 32.6%, from Ps. 37.5 million in fiscal year 2014 to Ps. 49.7 million in fiscal year 2015, mainly due to: (i) an increase of Ps. 4.4 million in fees and compensation from services; (ii) an increase of Ps. 2.0 million in salaries and wages, social security contributions and other payroll expenses; (iii) an increase of Ps. 2.0 million in Directors’ fees; (iv) an increase of Ps. 1.7 million in travel and office supplies expenses, and (v) an increase of Ps. 1.3 million in bank expenses. General and administrative expenses from the Sales and Developments segment, as a percentage of revenues derived from this segment, increased from 43.8% in fiscal year 2014 to 362.5% in fiscal year 2015.

Considering the gain from disposal of investment properties, such percentages decreased from 16.2 % in fiscal year 2014 to 4.3% in fiscal year 2015.

Hotels

General and administrative expenses from the Hotels segment increased by 30.2%, from Ps. 59.6 million in fiscal year 2014 to Ps. 77.6 million in fiscal year 2015, mainly due to:

•	an increase of Ps. 9.5 million in salaries and wages, social security contributions and other payroll expenses;

•	an increase of Ps. 3.3 million in maintenance and repair expenses, and

•	an increase of Ps. 2.0 million in the cost of fees from services and an increase of Ps. 1.5 million in the cost of food, beverages and other hotel-related expenses, among other items.

General and administrative expenses from the Hotels segment, as a percentage of revenues derived from this segment, increased from 18.0% in fiscal year 2014 to 19.6% in fiscal year 2015.

International

General and administrative expenses from the International segment decreased by Ps. 3.7 million from Ps. 59.5 million in fiscal year 2014 to Ps. 55.7 million in fiscal year 2015, mostly due to the fact that the results of Rigby 183 LLC – owner of the rental building Madison 183 which was sold in September 2014- were consolidated for only 3 months in fiscal year 2015 whereas such results were consolidated for 12 months in fiscal year 2014, and to lower expenses incurred in connection with our interest in IDBD.

General and administrative expenses from the International segment, as a percentage of revenues derived from this segment, increased from 70.9% in fiscal year 2014 to 215.5% in fiscal year 2015.

Financial Operations and Others

General and administrative expenses associated to our Financial Operations and Others segment did not show significant changes for the fiscal years under discussion.

SELLING EXPENSES

Total selling expenses of the Company increased 33.9%, from Ps. 359.0 million for fiscal year 2014 to Ps. 480.7 million for fiscal year 2015. This was mainly due to an increase of Ps. 75.9 million in the Agricultural business and an increase of Ps. 45.8 million in the Urban Properties and Investments business.

Agricultural Business

	Fiscal year ended on June 30, 2015
Selling Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(157,541)	(2,837)	-	(160,378)
Cattle	(20,084)	(25)	-	(20,109)
Dairy	(3,667)		-	(3,667)
Sugarcane	(7,770)		-	(7,770)
Agricultural rental and services	(717)	-	-	(717)
Agricultural Subtotal	(189,779)	(2,862)	-	(192,641)
Land transformations and sales	(1,103)	(1,280)	-	(2,383)
Agro-industrial	(77,146)		-	(77,146)
Other Segments	(12,660)	-	-	(12,660)
Total Agricultural Business Selling Expenses	(280,688)	(4,142)	-	(284,830)

	Fiscal year ended on June 30, 2014
Selling Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(115,497)	(2,332)	-	(117,829)
Cattle	(13,769)	(85)	-	(13,854)
Dairy	(2,249)	-	-	(2,249)
Sugarcane	(4,871)	-	-	(4,871)
Agricultural rental and services	(754)	(25)	-	(779)
Agricultural Subtotal	(137,140)	(2,442)	-	(139,582)
Land transformations and sales	(3,873)	-	-	(3,873)
Agro-industrial	(54,751)	-	-	(54,751)
Other Segments	(10,726)	-	-	(10,726)
Total Agricultural Business Selling Expenses	(206,490)	(2,442)	-	(208,932)

Selling expenses from our Agricultural business increased 35.9% from Ps. 206.5 million in fiscal year 2014 to Ps. 280.7 million in fiscal year 2015. This was caused mainly by an increase of Ps. 42.5 million in the Crops segment, an increase of Ps. 6.3 million in the Cattle segment, an increase of Ps. 1.4 million in the Dairy segment, an increase of Ps. 2.9 million in the Sugarcane segment, an increase of Ps. 22.4 million in the Agro-industrial segment, and an increase of Ps. 1.9 million in the Other segments, partially offset by a reduction of Ps. 0.1 million in the Agricultural rental and services segment and a reduction of Ps. 1.5 million in the Land transformation and sales segment.

In turn, selling expenses from our interests in joint ventures increased by 69.6% from Ps. 2.4 million in fiscal year 2014 to Ps. 4.1 million in fiscal year 2015, in connection with our Cresca joint venture.

On the other hand, no inter-segment eliminations arose from selling expenses.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, selling expenses increased by 36.3%, from Ps. 208.9 million in fiscal year 2014 to Ps. 284.8 million in fiscal year 2015.

Urban Properties and Investments Business

	Fiscal year ended on June 30, 2015
Selling Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Shopping Center Properties	(111,922)	(783)	(120)	(112,825)
Offices	(20,633)	(497)	-	(21,130)
Sales and Developments	(8,351)	(795)	-	(9,146)
Hotels	(52,185)	-	(201)	(52,386)
International	-	-	-	-
Financial Operations and Others	(379)	-	-	(379)
Total Urban Properties and Investments Business Selling Expenses	(193,470)	(2,075)	(321)	(195,866)

	Fiscal year ended on June 30, 2014
Selling Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Shopping Center Properties	(72,531)	(687)	(209)	(73,427)
Offices	(20,307)	(444)	-	(20,751)
Sales and Developments	(11,330)	(2,376)	-	(13,706)
Hotels	(42,178)	-	(157)	(42,335)
International	-	-	-	-
Financial operations and Others	110	-	-	110
Total Urban Properties and Investments Business Selling Expenses	(146,236)	(3,507)	(366)	(150,109)

Selling expenses from our Urban Properties and Investments business increased 32.3%, from Ps. 146.2 million in fiscal year 2014 to Ps. 193.5 million in fiscal year 2015. This was mainly due to an increase of Ps. 39.4 million in the Shopping Center Properties segment, an increase of Ps. 10.1 million in the Hotels segment, an increase of Ps. 0.4 million in the Offices segment, and an increase of Ps. 0.5 million in the Financial Operations and Others segment, partially offset by a reduction of Ps. 4.6 million in the Sales and Developments segment.

On the other hand, selling expenses from our joint ventures went down by 40.8%, from Ps. 3.5 million in fiscal year 2014 (out of which Ps. 2.4 million was allocated to the Sales and Developments segment) to Ps. 2.1 million (out of which Ps. 0.8 million was allocated to the Sales and Developments segment) in fiscal year 2015. This reduction is mainly attributable to lower expenses from our Cyrsa S.A. joint venture as a result of the recognition of fewer sales from the Horizons development in fiscal year 2015.

Hence, based on the information by segment, selling expenses increased by 30.5% from Ps. 150.1 million in fiscal year 2014 to Ps. 195.9 million in fiscal year 2015. Based on the information by segment, selling expenses as a percentage of revenues experienced a slight increase from 7.0% in fiscal year 2014 to 7.7% in fiscal year 2015.

Shopping Center Properties

Selling expenses from the Shopping Center Properties segment increased by 53.7%, from Ps. 73.4 million in fiscal year 2014 to Ps. 112.8 million in fiscal year 2015, mainly due to:

•	an increase of Ps. 18.1 million in taxes, rates and contributions, mainly due to a higher turnover tax liability;

•	an increase of Ps. 7.7 million in advertising expenses;

•	an increase of Ps. 5.1 million in bad debtors; and

•	an increase of Ps. 6.1 million in salaries and wages, social security contributions and other payroll expenses.

Selling expenses from the Shopping Center Properties segment as a percentage of revenues derived from that segment increased from 5.3 % in fiscal year 2014 to 6.3% in fiscal year 2015.

Offices

Selling expenses from our Offices segment increased by 1.8%, from Ps. 20.8 million in fiscal year 2014 to Ps. 21.1 million in fiscal year 2015, mainly as a result of an increase in the turnover tax liability due to the transfer of buildings, offset by a reduction in bad debtors.

Selling expenses from the Offices segment, as a percentage of revenues derived from this segment, decreased from 7.6% in fiscal year 2014 to 6.3% in fiscal year 2015.

Sales and Developments

Selling expenses from the Sales and Developments segment decreased by 33.3%, from Ps. 13.7 million in fiscal year 2014 to Ps. 9.1 million in fiscal year 2015, mainly as a result of a reduction in expenses directly related to the sales volume: taxes, rates and contributions by Ps. 3.4 million and sales commissions by Ps. 1.1 million.

Selling expenses from the Sales and Developments segment, as a percentage of revenues derived from this segment, increased from 16.0% in fiscal year 2014 to 66.7% in fiscal year 2015.

Hotels

Selling expenses from our Hotels segment increased by 23.7%, from Ps. 42.3 million in fiscal year 2014 to Ps. 52.4 million in fiscal year 2015, mainly due to:

•	an increase of Ps. 3.1 million in advertising and other selling expenses;

•	an increase of Ps. 2.6 million in taxes, rates and contributions; and

•	an increase of Ps. 2.6 million in salaries and wages, social security contributions and other payroll expenses, among other items.

Selling expenses from our Hotels segment as a percentage of revenues derived from this segment stood at approximately 13% in both fiscal years.

Financial operations and Others

Selling expenses from our Financial operations and Others segment increased by Ps. 0.5 million, from a gain of Ps. 0.1 million in fiscal year 2014 to a loss of Ps. 0.4 million in fiscal year 2015, mainly as a result of an increase in bad debtors in connection with the Company’s personal financing residual activity.

OTHER OPERATING RESULTS, NET

Other operating results, net of the Company increased Ps. 88.0 million, from a Ps. 77.5 million loss in fiscal year 2014 to an income of Ps. 10.6 million in fiscal year 2015.

Agricultural Business

	Fiscal year ended on June 30, 2015
Other operating results, net	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(7,708)	(928)	-	(8,636)
Cattle	(2,242)	(916)	-	(3,158)
Dairy	(773)	-	-	(773)
Sugarcane	(1,669)	-	-	(1,669)
Agricultural rental and services	(336)	-	-	(336)
Agricultural Subtotal	(12,728)	(1,844)	-	(14,572)
Land transformations and sales	(4,601)	-	-	(4,601)
Agro-industrial	(288)	-	-	(288)
Other Segments	1,338	-	-	1,338
Total Agricultural Business Other operating results, net	(16,279)	(1,844)	-	(18,123)

	Fiscal year ended on June 30, 2014
Other operating results, net	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(28,992)	(363)	-	(29,355)
Cattle	(1,955)	(44)	-	(1,999)
Dairy	(417)	-	-	(417)
Sugarcane	104	-	-	104
Agricultural rental and services	(189)	(33)	-	(222)
Agricultural Subtotal	(31,449)	(440)	-	(31,889)
Land transformations and sales	(82)	-	-	(82)
Agro-industrial	(868)	-	-	(868)
Other Segments	3,261	38	-	3,299
Total Agricultural Business Other operating results, net	(29,138)	(402)	-	(29,540)

Other operating results, net from the Agricultural business increased from a loss of Ps. 29.1 million in fiscal year 2014 to a loss of Ps. 16.3 million in fiscal year 2015, mainly as a result of a Ps. 20.7 million decrease in the Crops segment, partially offset by a Ps. 1.8 million increase in the Sugarcane segment, Ps. 4.5 million in the Land transformation and sales segment and Ps. 2.0 million in the Other segments.

In turn, other operating results, net from our interests in joint ventures decreased by 358.7% from a Ps. 0.4 million loss in fiscal year 2014 to a Ps. 1.8 million loss in fiscal year 2015, in connection with our Cresca joint venture.

On the other hand, no inter-segment eliminations arose from operating results, net.

Hence, according to business segment reporting and considering all our joint ventures, other operating results, net increased from a Ps. 29.5 million loss in fiscal year 2014 to a Ps. 18.1 million loss in fiscal year 2015.

Crops

Other operating results, net of the Crops segment decreased Ps. 20.7 million, from a Ps. 29.4 million loss in fiscal year 2014 to a Ps. 8.6 million loss in fiscal year 2015, mainly as a result of the commodity derivatives held by Brasilagro and Cresud (Ps. 23.1 million), partially offset by the charge to income of the reversal of Brasilagro’s labor and legal contingency liability in fiscal year 2014.

Sugarcane

Other operating results, net of the Sugarcane segment increased by Ps. 1.8 million, from a Ps. 0.1 million gain in fiscal year 2014 to a Ps. 1.7 million loss in fiscal year 2015.

Other Segments

Other operating results, net of the Other segments decreased by Ps. 1.9 million, from a Ps. 3.3 million gain in fiscal year 2014 to a Ps. 1.3 million gain in fiscal year 2015.

The rest of the segments of the Agricultural business did not record significant changes.

Urban Properties and Investments Business

	Fiscal year ended on June 30, 2015
Other operating results, net	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Shopping Center Properties	(47,650)	(1,160)	-	(48,810)
Offices	(118,371)	56	705	(117,610)
Sales and Developments	12,503	(1)	591	13,093
Hotels	(461)	-	-	(461)
International	184,886	-	-	184,886
Financial operations and Others	(2,419)	-	-	(2,419)
Total Urban Properties and Investments Business other operating results, net	28,488	(1,105)	1,296	28,679

	Fiscal year ended on June 30, 2014
Other operating results, net	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Shopping Center Properties	(45,953)	(723)	108	(46,568)
Offices	(1,786)	(2,297)	1,023	(3,060)
Sales and Developments	8,300	(163)	-	8,137
Hotels	(2,680)	-	-	(2,680)
International	(895)	-	-	(895)
Financial operations and Others	(2,856)	-	-	(2,856)
Total Urban Properties and Investments Business other operating results, net	(45,870)	(3,183)	1,131	(47,922)

Other operating results, net from the Urban Properties and Investments business increased by Ps. 74.4 million from a Ps. 45.9 million loss in fiscal year 2014 to a Ps. 28.5 million gain in fiscal year 2015, mainly as a result of a Ps. 184.9 million gain derived from the International segment.

The effect from the consolidation of our joint ventures is not material on this line. According to business segment reporting and considering all our joint ventures and inter-segment eliminations, other operating results, net improved from a Ps. 47.9 million loss in fiscal year 2014 to a Ps. 28.7 million gain in fiscal year 2015.

Shopping Center Properties

The net loss from other operating results of the Shopping Center Properties segment increased by 4.8%, from Ps. 46.6 million in fiscal year 2014 to Ps. 48.8 million in fiscal year 2015, mainly as a result of a Ps. 2.7 million increase in the donation charge.

The net loss from other operating results, as a percentage of revenues derived from the Shopping Center Properties segment, decreased from 3.4% in fiscal year 2014 to 2.7% in fiscal year 2015.

Offices

The net loss from other operating results of our Offices segment increased Ps. 114.5 million from Ps. 3.1 million in fiscal year 2014 to Ps. 117.6 million in fiscal year 2015, mainly as a result of expenses incurred in the transfer of assets from IRSA to IRSA Commercial Properties for Ps. 110.5.

The net loss from operating results of our Offices segment, as a percentage of revenues derived from this segment, increased from 1.1% in fiscal year 2014 to 35.3% in fiscal year 2015.

Sales and Developments

The net gain from other operating results of our Sales and Developments segment increased Ps. 4.9 million from Ps. 8.1 million in fiscal year 2014 to Ps. 13.1 million in fiscal year 2015, mainly due to:

•	the gain recorded in fiscal year 2015 from the sale of our equity interest in Bitania for Ps. 16.1 million;

•	a reduction of Ps. 2.1 million in the reserve for lawsuits and contingencies; and

•	the non-recurrence in fiscal year 2015 of an “admission fee” charged in connection with the sale of a hotel plot in Neuquén recorded in fiscal year 2014.

Hotels
The net loss from operating results of our Hotel segment decreased by Ps. 2.3 million, from Ps. 2.7 million in fiscal year 2014 to Ps. 0.5 million in fiscal year 2015, mainly as a result of a reduction in the reserve for lawsuits and other contingencies.

The net loss from operating results of our Hotels segment, as a percentage of revenues derived from this segment, decreased from 0.8% in fiscal year 2014 to 0.1% in fiscal year 2015.

International

Other operating results, net from this segment increased from a net loss of Ps. 0.9 million in fiscal year 2014 to a net gain of Ps. 184.9 million in fiscal year 2015, mainly as a result of the gain from the partial reversal of accumulated translation differences following Rigby 183 LLC’s partial liquidation.

Financial operations and Others

Other operating results, net from our Financial operations and Others segment decreased by Ps. 0.5 million from Ps. 2.9 million in fiscal year 2014 to Ps. 2.4 million in fiscal year 2015, mainly due to lower taxes deducted by BHSA on lower dividends distributed in fiscal year 2015 to our subsidiaries Ritelco and Tyrus.

PROFIT / (LOSS) FROM OPERATIONS

As a result of the above mentioned factors, the Company’s profit / (loss) from operations increased by Ps. 1,607.5 million (135.6%), from a gain of Ps. 1,185.2 million in fiscal year 2014 to a gain of Ps. 2,792.7 million in fiscal year 2015.

Agricultural Business

Profit / (loss) from operations of the Agricultural business increased by Ps. 345.7 million (926.4%), from a 37.3 million loss in fiscal year 2014 to a Ps. 308.4 million gain in fiscal year 2015.

Crops

Profit / (loss) from operations of this segment increased by Ps. 105.4 million (71.5%), from a 147.5 million loss in fiscal year 2014 to a Ps. 252.9 million loss in fiscal year 2015.

Cattle

Profit / (loss) from operations of this segment increased by Ps. 4.6 million (14.3%), from a Ps. 32.1 million gain in fiscal year 2014 to a Ps. 36.7 million gain in fiscal year 2015.

Dairy

Profit / (loss) from operations of this segment increased by Ps. 0.2 million (5.2%), from a Ps. 4.0 million gain in fiscal year 2014 to a Ps. 4.2 million gain in fiscal year 2015.

Sugarcane

Profit / (loss) from operations of this segment decreased by Ps. 7.5 million, from a 19.7 million loss in fiscal year 2014 to a Ps. 12.1 million loss in fiscal year 2015.

Agricultural rental and services

Profit / (loss) from operations of this segment increased by Ps. 6.7 million (82.5%), from a Ps. 8.0 million gain in fiscal year 2014 to a Ps. 14.8 million gain in fiscal year 2015.

Land transformations and sales

Profit / (loss) from operations of this segment increased by Ps. 473.4 million, from a Ps. 78.0 million gain in fiscal year 2014 to a Ps. 551.4 million gain in fiscal year 2015.

Agro-industrial Activities

Profit / (loss) from operations of this segment increased by Ps. 37.8 million, from a Ps. 1.9 million gain in fiscal year 2014 to a Ps. 35.6 million gain in fiscal year 2015.

Other Segments

Profit / (loss) from operations of this segment decreased by Ps. 3.5 million, from a Ps. 5.7 million gain in fiscal year 2014 to a Ps. 2.2 million gain in fiscal year 2015.

Urban Properties and Investments Business

Profit from operations of this segment increased by Ps. 1,278.2 million (103.1%), from a Ps. 1,240.3 million gain in fiscal year 2014 to a Ps. 2,518.5 million gain in fiscal year 2015. This was mainly due to an increase of Ps. 1,362.7 million in the Shopping Center Properties, Sales and Developments, and International segments, partially offset by a Ps. 84.5 million reduction in the Offices, Hotels, and Financial Operations and Others segments.

Shopping Center Properties

Profit / (loss) from operations of our Shopping Center Properties segment increased by 37.5%, from a gain of Ps. 864.7 million in fiscal year 2014 to a gain of Ps. 1,189.3 million in fiscal year 2015.

Profit from operations of our Shopping Center Properties segment, as a percentage of the revenues derived from this segment, decreased from 79.6% in fiscal year 2014 to 66.9% in fiscal year 2015.

Offices

Profit from operations of our Offices segment decreased by 38.4%, from a gain of Ps. 160.0 million in fiscal year 2014 to a gain of Ps. 98.6 million in fiscal year 2015.

Profit from operations of our Offices segment, as a percentage of the revenues derived from this segment, decreased from 70.9% in fiscal year 2014 to 29.7% in fiscal year 2015.

Sales and Developments

Profit from operations of our Sales and Developments segment increased by 360.6%, from a gain of Ps. 238.5 million in fiscal year 2014 to a gain of Ps. 1,098.7 million in fiscal year 2015.

Profit from operations of our Sales and Developments segment, as a percentage of the revenues derived from this segment, increased from 471.7% in fiscal year 2014 to 8,015.9% in fiscal year 2015.

Hotels

Profit / (loss) from operations of our Hotels segment decreased from a gain of Ps. 10.2 million in fiscal year 2014 to a loss of Ps. 12.8 million in fiscal year 2015.

International

Profit / (loss) from operations of our International segment increased from a loss of Ps. 30.0 million in fiscal year 2014 to a gain of Ps. 147.9 million in fiscal year 2015.

Financial operations and others

Profit / (loss) from operations of our Financial operations and Others segment increased from a loss of Ps. 3.2 million in fiscal year 2014 to a gain of Ps. 3.3 million in fiscal year 2015.

Share of (loss) / profit of associates and joint ventures

Share of loss of associates and joint ventures increased by Ps. 616.3 million, from a loss of Ps. 408.7 million in fiscal year 2014 to a loss of Ps. 1,025.0 million in fiscal year 2015. This was caused mainly by:

•
a Ps. 613.7 million increase in our related companies’ interest in the Urban Properties and Investments business in fiscal year 2015. Such increase was mainly attributable to a Ps. 25.4 million increase in losses from our interest in New Lipstick LLC and a Ps. 65.7 million increase in losses from our interest in Condor (International segment), a Ps. 41.2 million increase in gains from our investment in BHSA, offset by negative results from our investment in IDBD for Ps. 588.9 million, mainly as a result of the recovery in the market value of this company’s stock; and

•	a Ps. 2.6 million reduction in revenues from the Agricultural business, mainly as a result of the revenues incurred in the investment in Agro-Uranga (Crops segment).

NET FINANCIAL RESULTS

We had a lower net financial loss of Ps. 1,286.2 million, from a loss of Ps. 2,574.4 million in fiscal year 2014 to a loss of Ps. 1,288.2 million in fiscal year 2015. This was primarily due to:

•	a lower loss of Ps. 1,337.5 million in net exchange differences in fiscal year 2015;

•	a higher loss of Ps. 167.9 million in net financial interest recorded in fiscal year 2015;

•	a higher income of Ps. 32.2 million in revaluation of receivables from sale of farms in fiscal year 2015;

•	a lower loss of Ps. 282.2 million in derivative financial instruments in fiscal year 2015; and

•	slightly offset by a gain of Ps. 1.7 million generated by the results from Financial Operations and Others in fiscal year 2015.

Our net financial loss in fiscal year 2015 was mainly attributable to (i) a Ps. 686.4 million loss generated by exchange differences mainly as a result of a higher liability position in US dollars due to the issuance of new series of notes; (ii) a loss of Ps. 886.7 million generated by interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates; and (iii) a loss of Ps. 83.5 million generated mainly by derivative instruments due to IDBD’s tender offer.

There was a 12% variation in the U.S. Dollar buying rate during fiscal year 2015 (it increased from Ps. 8.033 as of June 30, 2014 to Ps. 8.988 as of June 30, 2015) as compared to the previous fiscal year, when the U.S. Dollar quotation had experienced a larger variation of 50% (from Ps. 5.348 as of June 30, 2013 to Ps. 8.033 as of June 30, 2014).

Income tax

Our income tax expense increased Ps. 692.8 million, from a Ps. 389.4 million gain in fiscal year 2014 to Ps. 303.3 million loss in fiscal year 2015. The Company recognizes the income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agricultural business derive from valuation of cattle stock and sale and replacement of property, plant and equipment, while those corresponding to the Urban Properties and Investments business derive from the sale and replacement of investment properties.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements, has been applied to the identified temporary differences and tax losses.

Profit / (loss) for the Fiscal Year

Due to the above mentioned factors, our profit / (loss) for the fiscal year increased by Ps. 1,584.6 million (112.51%) from a Ps. 1,408.4 million net loss for fiscal year 2014 to a Ps. 176.2 million net income in fiscal year 2015. Profit / (loss) for fiscal years 2015 and 2014 is attributable to the controlling company’s shareholders and non-controlling interest, as per the following detail:

•
Profit / (loss) for the fiscal year attributable to the controlling company’s shareholders increased from a loss of Ps. 1,067.9 million in fiscal year 2014 to a loss of Ps. 249.6 million in fiscal year 2015; and

•
the non-controlling interest in controlled companies went from a loss of Ps. 340.5 million in fiscal year 2014 to a gain of Ps. 425.8 million in fiscal year 2015, mainly due to a increase of Ps. 356.2 million in the non-controlling interest of our subsidiary Brasilagro, a increase of Ps. 161.8 million in the non-controlling interest of our subsidiary IRSA, and a increase of Ps. 112.7 million in other companies from the Urban Properties and Investments business.

Fiscal year ended June 30, 2014 compared to fiscal year ended June 30, 2013

Operating results
REVENUES

Total sales revenues of the Company increased 28.7% from Ps. 3,083.7 million for fiscal year 2013 to Ps. 3,967.9 million for fiscal year 2014. This was mainly due to a 33.7% increase in the Agricultural business, from Ps. 1,355.4 million in fiscal year 2013 to Ps. 1,812.1 million in fiscal year 2014 and a 24.7% increase in the Urban Properties and Investments business, from Ps. 1,728.2 million in fiscal year 2013 to Ps. 2,155.8 million in fiscal year 2014.

Agricultural Business

	Fiscal year ended on June 30, 2014
Revenues	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment Reporting
Crops	817,702	19,120	-	836,822
Cattle	61,691	2,242	26,382	90,315
Dairy	53,935	-	-	53,935
Sugarcane	123,851	-	-	123,851
Agricultural Rental and Services	29,044	-	98	29,142
Agricultural Subtotal	1,086,223	21,362	26,480	1,134,065
Land Transformation and Sales	-	-	-	-
Agro-industrial	548,740	-	5,344	554,084
Other Segments	123,872	87	-	123,959
Total Agricultural Business Revenues	1,758,835	21,449	31,824	1,812,108

	Fiscal year ended on June 30, 2013
Revenues	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	745,932	4,260	184	750,376
Cattle	74,534	2,145	6,260	82,939
Dairy	38,818	-	-	38,818
Sugarcane	160,259	-	-	160,259
Agricultural Rental and Services	30,815	-	19	30,834
Agricultural Subtotal	1,050,358	6,405	6,463	1,063,226
Land Transformation and Sales	-	-	-	-
Agro-industrial	207,755	-	1,166	208,921
Other Segments	83,258	25	-	83,283
Total Agricultural Business Revenues	1,341,371	6,430	7,629	1,355,430

Sales revenues increased 31.1%, from Ps. 1,341.4 million in fiscal year 2013 to 1,758.8 in fiscal year 2014. This was due to an increase of Ps. 71.8 million in the Crops segment, an increase of Ps. 15.1 million in the Dairy segment, an increase of Ps. 341.0 million in the Agro-industrial segment, and an increase of Ps. 40.6 million in the Other segments, offset by a reduction of Ps. 12.8 million in the Cattle segment, a reduction of Ps. 36.4 million in the Sugarcane segment and a reduction of Ps. 1.7 million in the Agricultural rental and services segment.

In turn, revenues from our joint ventures increased 233.6% from Ps. 6.4 million in fiscal year 2013 to Ps. 21.4 million in fiscal year 2014, mainly as a result of a 344.2% increase in Crops sold by Cresca, from Ps. 4.3 million in fiscal year 2013 to Ps. 19.1 million in fiscal year 2014.

Similarly, inter-segment revenues increased 317.1%, from Ps. 7.6 million in fiscal year 2013 to Ps. 31.8 million in fiscal year 2014, mainly as a result of livestock sales during the year to our subsidiary Sociedad Anónima Carnes Pampeanas which was reclassified from the Cattle segment to the Agro-industrial segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, revenues increased by 33.7%, from Ps. 1,355.4 million in fiscal year 2013 to Ps. 1,812.1 million in fiscal year 2014.

Crops

Revenues from the Crops segment increased 11.5%, from Ps. 750.4 million in fiscal year 2013 to Ps. 836.8 million in fiscal year 2014, mainly as a result of:

•	a 34.1% increase in the average price of sold crops, from Ps. 1,440 per ton in fiscal year 2013 to Ps. 1,931 per ton in fiscal year 2014;

•	partially offset by a reduction of 87,702 tons in the volume of crops sold during fiscal year 2014 compared to the previous fiscal year; and

•	a reduction of 1.0% in the production volume from 355,390 tons in fiscal year 2013 to 351,759 in fiscal year 2014.

The following table shows the sales of crops in detail:

	Sale of Crops (in tons)
	Fiscal year ended on June 30,
	2014	2013	Variation
Corn	179,893	271,144	(91,251)
Soybean	222,051	208,814	13,237
Wheat	11,359	10,735	624
Sorghum	3,843	5,807	(1,964)
Sunflower	9,745	10,551	(806)
Other	6,509	14,052	(7,543)
Total Sales	433,400	521,103	(87,703)

Cattle

Sales revenues from the Cattle segment increased 8.9%, from Ps. 82.9 million in fiscal year 2013 to Ps. 90.3 million in fiscal year 2014, mainly as a result of:

•	a 20.0% increase in the average price per kilogram sold, from Ps. 8.5 per ton in fiscal year 2013 to Ps. 10.2 million in fiscal year 2014;

•	an 8.7% reduction in the cattle sales volume, from 9,627 tons in fiscal year 2013 to 8,791 tons in fiscal year 2014; and

•	a 9.7% reduction in the volume of cattle production, from 7,723 tons in fiscal year 2013 to 6,973 tons in fiscal year 2014.

Dairy

Sales revenues from the Dairy segment increased 38.9%, from Ps. 38.8 million in fiscal year 2013 to Ps. 53.9 million in fiscal year 2014, mainly as a result of:

•	a 33.6% increase in the average price of milk, from Ps. 2.02 per liter in fiscal year 2013 to Ps. 2.70 per liter in fiscal year 2014;

•	a 6.1% increase in the average number of milking cows; and

•	a 5.1% increase in the volume of sales, from 17,871 liters in fiscal year 2013 to 18,787 liters in fiscal year 2014.

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

•	partially offset by a 36.8% increase in the average price of sugarcane sold, from Ps. 136 per ton in fiscal year 2013 to Ps. 186 per ton in fiscal year 2014.

Agricultural Rental and Services

Sales revenues from the Agricultural rental and services segment decreased by 5.5%, from Ps. 30.8 million in fiscal year 2013 to Ps. 29.1 million in fiscal year 2014, mainly as a result of:

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

Agro-industrial

Sales revenues from the Agro-industrial segment increased 165.2%, from Ps. 208.9 million in fiscal year 2013 to Ps. 554.1 million in fiscal year 2014, mainly as a result of:

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

Other Segments

Sales revenues from the Other Segments increased by 48.8%, from Ps. 83.3 million in fiscal year 2013 to Ps. 124.0 million in fiscal year 2014, mainly due to:

•	an increase of Ps. 22.5 million in resales of supplies and others; and

•	an increase of Ps. 16.5 million in commodity brokerage services.

Urban Properties and Investments Business

	Fiscal year ended on June 30, 2014
Revenues	Income Statement	Interests in joint ventures	Inter-segment eliminations	Common maintenance expenses and collective promotion funds	Segment reporting
Shopping Center Properties	2.031.625	9.280	1.808	(659.705)	1.383.008
Offices	327.954	8.466	4.442	(69.703)	271.159
Sales and Developments	62.641	22.890			85.531
Hotels	331.562	-			331.562
International	90.820	-		(6.894)	83.926
Financial Operations and Others	574	-			574
Total Urban Properties and Investments business Revenues	2.845.176	40.636	6.250	(736.302)	2.155.760

(1) Includes revenues from sales, leases and services (Ps. 2,108.9 million) and revenues from expenses and collective promotion fund (Ps. 736.3 million)

	Fiscal year ended on June 30, 2013
Revenues	Income Statement	Interests in joint ventures	Inter-segment eliminations	Common maintenance expenses and collective promotion funds	Segment reporting
Shopping Center Properties	1,613,285	6,958		(517,199)	1,103,044
Offices	281,084	7,372	3,899	(75,184)	217,171
Sales and Developments	24,867	117,129			141,996
Hotels	225,836				225,836
International	40,905			(1,907)	38,998
Financial Operations and Others	1,203	-		-	1,203
Total Urban Properties and Investments business Revenues	2,187,180	131,459	3,889	(594,290)	1,728,248

(1)	Includes revenues from sales, leases and services (Ps. 1,592.9 million) and revenues from expenses and collective promotion fund (Ps. 594.3 million).

Sales revenues from the Urban Properties and Investments business increased 24.74%, from Ps. 2,187.2 million in fiscal year 2013 to Ps. 2,845.2 million in fiscal year 2014. This was mainly due to an increase of Ps. 418.3 million in the Shopping Center Properties segment, an increase of Ps. 46.9 million in the Offices segment, an increase of Ps. 105.7 million in the Hotels segment, an increase of Ps. 49.9 million in the International segment, and an increase of Ps. 37.8 million in the Sales and Developments segment, partially offset by a reduction of Ps. 0.6 million in the Financial operations and Others segment.

On the other hand, revenues from expenses and collective promotion fund increased by 23.9%, from Ps. 594.3 million in fiscal year 2013 (out of which Ps. 517.2 million is attributable to the Shopping Center Properties segment) to Ps. 736.3 million in fiscal year 2014 (out of which Ps. 659.7 million is attributable to the Shopping Center Properties segment).

In turn, revenues from our interests in joint ventures decreased by 69.0%, from Ps. 131.5 million in fiscal year 2013 to Ps. 40.6 million in fiscal year 2014. Such decrease is mostly attributable to reduced sales revenues derived from the Horizons project, from our joint venture with Cyrsa.

Similarly, inter-segment revenues increased 60.3%, from Ps. 3.9 million in fiscal year 2013 to Ps. 6.3 million in fiscal year 2014, mainly as a result of the refurbishment during the year of some square meters at Abasto shopping center. Also during the year, we started to lease a portion of the administrative offices of such establishment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, revenues increased by 24.7%, from Ps. 1,728.2 million in fiscal year 2013 to Ps. 2,155.7 million in fiscal year 2014.

Shopping Center Properties

Revenues from the Shopping Center Properties segment increased 25.4%, from Ps. 1,103.0 million in fiscal year 2013 to Ps. 1,383.0 million in fiscal year 2014. Such variation was mainly due to:

•
an increase of Ps. 235.3 million in revenues from fixed and variable rentals as a result of a 30.8% rise in our tenant’s total sales, from Ps. 12,336.6 million in fiscal year 2013 to Ps. 16,132.7 million in fiscal year 2014; and

•	an increase Ps. 37.9 million in revenues from admission fees and parking fees.

Offices

Revenues from the Offices segment increased 24.9%, from Ps. 217.2 million in fiscal year 2013 to Ps. 271.2 million in fiscal year 2014. Such revenues were impacted by the partial sale of investment properties in fiscal year 2014, which resulted in a reduction of the segment total leasable area.

Considering comparable properties in both fiscal years, rental revenues from properties which did not experience a decrease in their leasable area increased by 35%, from Ps. 152.3 million in fiscal year 2013 to Ps. 205.6 million in fiscal year 2014, mostly as a result of the currency devaluation and improved occupancy, whereas rental revenues from properties which leasable area was reduced accounted for almost the same figure in both years (around Ps. 59 million).

As of year-end, the 2014 occupancy rate of premium offices stood at 98.3% and the average rent was around US$ 26 per m2.

Sales and Developments

Revenues from this segment often vary significantly period over period due to:

•	the non-recurrence of property sales and the agreed-upon sale price;

•	the number of properties under construction; and

•	the completion date of such developments.

Without considering our joint ventures, revenues from the Sales and Developments segment increased 151.4% from Ps. 24.9 million in fiscal year 2013 to Ps. 62.6 million in fiscal year 2014. Such increase was mainly attributable to higher revenues from the sale of units of Condominios I and II for Ps. 47.7 million.

On the other hand, revenues from out joint ventures (Horizons) went down by Ps. 94.2 million, resulting in a 39.8% net reduction in the revenues derived from this segment, from Ps. 142.0 million in fiscal year 2013 to Ps. 85.5 million in fiscal year 2014.

Hotels

Revenues from our Hotels segment increased by 46.9% from Ps. 225.8 million in fiscal year 2013 to Ps. 331.6 million in fiscal year 2014, mainly as a result of a 38% increase in the average room rate (in terms of Argentine Pesos) and in the average occupancy rate of our hotels from 67.2% in fiscal year 2013 to 68.7% in fiscal year 2014 (mainly due to an improvement in the average occupancy rate at Llao Llao).

International

Revenues from the International segment increased 122.0%, from Ps. 40.9 million in fiscal year 2013 to Ps. 90.8 million in fiscal year 2014, mainly due to the following factors:

•	the abovementioned devaluation of the Argentine Peso and, to a lesser extent;

•
the fact that the results of Rigby 183 LLC – owner of the rental Madison 183 building - were consolidated for 12 months in fiscal year 2014 whereas such results were consolidated for 9 months in fiscal year 2013.

Financial Operations and Others

Revenues from the Financial operations and Others segment went down from Ps. 1.2 million in fiscal year 2013 to Ps. 0.6 million in fiscal year 2014, as a result of reduced revenues from APSAMedia S.A.’s personal financing residual activity (the continuing company of Metroshop S.A., currently merged with IRSA Commercial Properties).

COSTS

Total costs of the Company increased 23.4%, from Ps. 2,647.0 million in fiscal year 2013 to Ps. 3,266.3 million in fiscal year 2014. This was mainly as a result of a 28.0% increase in the Agricultural business, from Ps. 2,045.8 million in fiscal year 2013 to Ps. 2,618.0 million in fiscal year 2014 and a 7.8% increase in the Urban Properties and Investments business from Ps. 0.60 million in fiscal year 2013 to Ps. 0.65 million in fiscal year 2014.

Agricultural Business

	Fiscal year ended on June 30, 2014
Costs	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(1,509,500)	(31,181)	-	(1,540,681)
Cattle	(150,810)	(4,408)	(5,442)	(160,660)
Dairy	(104,334)	-	-	(104,334)
Sugarcane	(206,751)	-	-	(206,751)
Agricultural Rental and Services	(17,374)	-	-	(17,374)
Agricultural Subtotal	(1,988,769)	(35,589)	(5,442)	(2,029,800)
Land Transformation and Sales	(8,228)	-	-	(8,228)
Agro-industrial	(453,307)	-	(26,382)	(479,689)
Other Segments	(100,170)	(85)	-	(100,255)
Total Agricultural Business Costs	(2,550,474)	(35,674)	(31,824)	(2,617,972)

	Fiscal year ended on June 30, 2013
Costs	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(1,216,190)	(11,642)	-	(1,227,832)
Cattle	(142,621)	(3,319)	(1,350)	(147,290)
Dairy	(74,826)	-	-	(74,826)
Sugarcane	(302,206)	-	-	(302,206)
Agricultural Rental and Services	(12,052)	-	-	(12,052)
Agricultural Subtotal	(1,747,895)	(14,961)	(1,350)	(1,764,206)
Land Transformation and Sales	(5,675)	-	-	(5,675)
Agro-industrial	(198,402)	-	(6,279)	(204,681)
Other Segments	(71,286)	69	-	(71,217)
Total Agricultural Business Costs	(2,023,258)	(14,892)	(7,629)	(2,045,779)

Total costs increased 26.1%, from Ps. 2,023.3 million in fiscal year 2013 to Ps. 2,550.5 million in fiscal year 2014. This was caused mainly by an increase of Ps. 293.3 million in the Crops segment, an increase of Ps. 8.2 million in the Cattle segment, an increase of Ps. 29.5 million in the Dairy segment, an increase of Ps. 5.3 million in the Agricultural rental and services segment, an increase of Ps. 2.6 million in the Land transformation and sales segment, an increase of Ps. 254.9 million in the Agro-industrial segment and an increase of Ps. 28.9 million in the Other segments, offset by a reduction of Ps. 95.5 million in the Sugarcane segment.

In turn, the cost of our joint ventures experienced a net increase of Ps. 20.8 million, from 14.9 million in fiscal year 2013 to Ps. 35.7 million in fiscal year 2014, mostly as a result of an increase of Ps. 19.6 million in the cost of Cresca’s Crops, from Ps. 11.6 million in fiscal year 2013 to Ps. 31.2 million in fiscal year 2014.

Similarly, inter-segment costs rose by Ps. 24.2 million from Ps. 7.6 million in fiscal year 2013 to Ps. 31.8 million in fiscal year 2014, mainly as a result of the cost of cattle sales during the year to our subsidiary Sociedad Anónima Carnes Pampeanas which was reclassified from the Cattle segment to the Agro-industrial segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, revenues increased by 28.0%, from Ps. 2,045.8 million in fiscal year 2013 to Ps. 2,618.0 million in fiscal year 2014.

Crops

Costs from the Crops segment increased 25.5%, from Ps. 1,227.8 million for fiscal year 2013 to Ps. 1,540.7 million for fiscal year 2014. Costs from the Crops segment are detailed in the following table:

	Fiscal year 2014	Fiscal year 2013
	Thousands of Ps.
Cost of sales	788,361	626,922
Cost of production	752,319	600,910
Total Costs	1,540,680	1,227,832

The cost of sales from the Crops segment increased 24.2%, from Ps. 626.9 million in fiscal year 2013 to Ps. 788.4 million in fiscal year 2014, mainly as a result of:

•
a 51.2% increase in the average cost per ton of crops sold in fiscal year 2014, from Ps. 1,203 in fiscal year 2013 to Ps. 1,819 in fiscal year 2014, mainly as a result of the higher average market prices of crops; and

•	slightly offset by a 16.8% reduction in the volume of tons sold as compared to the previous fiscal year.

The cost of sales as a percentage of sales was 83.5% in fiscal year 2013 and 94.3% in fiscal year 2014.

The cost of production from the Crops segment increased 25.2% from Ps. 600.9 million in fiscal year 2013 to Ps. 752.3 million in fiscal year 2014, mainly as a result of:

•
a 23.2% increase in direct production costs during this fiscal year as compared to the previous one, mainly affected by the inflationary context that impacts both on the prices of leases and supplies used (agrochemicals and seeds);

•	slightly offset by lower production volumes in fiscal year 2014 as compared to fiscal year 2013; and

•	a larger number of hectares in operation in own farms in fiscal year 2014 as compared to fiscal year 2013.

Total cost of production per ton increased 24.5%, from Ps. 1,496 in fiscal year 2013 to Ps. 1,863 in fiscal year 2014, mainly as a result of higher direct costs of production in fiscal year 2014 as compared to fiscal year 2013.

Cattle

Costs of the Cattle segment increased 9.1%, from Ps. 147.3 million in fiscal year 2013 to Ps. 160.7 million in fiscal year 2014. Costs from the Cattle segment are detailed in the following table:

	Fiscal year 2014	Fiscal year 2013
	Thousands of Ps.
Cost of sales	76,734	74,064
Cost of production	83,926	73,226
Total Costs	160,660	147,290

The cost of sales decreased by 3.6%, from Ps. 74.1 million in fiscal year 2013 to Ps. 76.7 million in fiscal year 2014, mainly as a result of:

•	a 8.2% reduction in cattle sales volumes in fiscal year 2014;

•	partially offset by a higher cost per kilogram sold in fiscal year 2014.

The cost of production from the Cattle segment rose by 14.6%, from Ps. 73.2 million in fiscal year 2013 to Ps. 83.9 million in fiscal year 2014. The higher cost of production from the Cattle segment in fiscal year 2014 was mainly attributable to:

•	higher payroll expenses;

•	higher lease expenses, as in 2014 various farms intended for livestock production in the Province of Buenos Aires were leased; and

•	higher feed costs due to the increase of animals in our own farms fattened in feedlots;

•	offset by lower costs from our subsidiary Cactus due to the discontinuance of its livestock activities in 2014.

Dairy

Costs of the Dairy segment increased 39.4%, from Ps. 74.9 million in fiscal year 2013 to Ps. 104.3 million in fiscal year 2014. Costs from the Dairy segment are detailed in the following table:

	Fiscal year 2014	Fiscal year 2013
	Thousands of Ps.
Cost of sales	51,686	37,667
Cost of production	52,648	37,159
Total Costs	104,334	74,826

The cost of sales from the Dairy segment increased by 37.2%, from Ps. 37.7 million in fiscal year 2013 to Ps. 51.7 million in fiscal year 2014, mainly as a result of:

•	a 5.1% increase in milk sales volumes; and

•	a 33.5% increase in milk price levels that impacted on the cost of sales.

Cost of production of the Dairy segment increased 41.7%, from Ps. 37.2 million in fiscal year 2013 to Ps. 52.6 million in fiscal year 2014. This rise was mainly due to the impact of higher direct and indirect costs, affecting the cost of production per liter of milk, which increased from Ps. 2.01 in fiscal year 2013 to Ps. 2.73 in fiscal year 2014.

Sugarcane

Costs of the Sugarcane segment decreased 31.6%, from Ps. 302.2 million in fiscal year 2013 to Ps. 206.8 million in fiscal year 2014. Costs from the Sugarcane segment are detailed in the following table:

	Fiscal year 2014	Fiscal year 2013
	Thousands of Ps.
Cost of sales	105,618	158,152
Cost of production	101,133	144,054
Total Costs	206,751	302,206

The cost of sales from the Sugarcane segment decreased by 33.2%, from Ps. 158.2 million in fiscal year 2013 to Ps. 105.6 million in fiscal year 2014, mainly as a result of:

•	a reduction of 504,2016 tons of sugarcane sold in fiscal year 2014 compared to the previous fiscal year, mainly in our subsidiary Brasilagro; and

•	offset by an increase in the average cost per ton of sugarcane sold in fiscal year 2014, from Ps. 134 per ton in fiscal year 2013 to Ps. 156 per ton in fiscal year 2014.

The cost of sales as a percentage of sales was 98.7% in fiscal year 2013 and 85.3% in fiscal year 2014.

The cost of production of the Sugarcane segment decreased 29.8%, from Ps. 144.1 million in fiscal year 2013 to Ps. 101.1 million in fiscal year 2014, mainly as a result of a lower production volume in fiscal year 2014 as compared to fiscal year 2013, caused by harvesting timing differences, as in the previous season it was concentrated from June to October 2013 and thus included the 11-12 and 12-13 harvests, while in the current season it was concentrated from April to September 2013.

The total cost of production per ton increased 23.5%, from Ps. 124 per ton in fiscal year 2013 to Ps. 154 per ton in fiscal year 2014.

Agricultural rental and Services

The cost of sales from the Agricultural rental and Services segment increased by 44.2%, from Ps. 12.1 million in fiscal year 2013 to Ps. 17.4 million in fiscal year  2014, mainly as a result of:

•	higher lease costs in Brasilagro, due to the amortization of new soil improvement works and structural expenses in the Preferencia farm, which was leased after such expenses had been incurred;

•	higher costs from seed production services, reflecting the increase in the cost of supplies (mostly in US$) and in production volumes; and

•	a 42.2% increase in irrigation service costs.

Land Transformation and Sales

Cost of sales from the Land transformation and sales segment increased 45.0%, from Ps. 5.7 million for fiscal year 2013 to Ps. 8.2 million for fiscal year 2014, mainly due to increases in salary-related items, in particular the share incentive plan.

Agro-industrial

Cost of sales from the Agro-industrial segment increased 134.4%, from Ps. 204.7 million for fiscal year 2013 to Ps. 479.7 million for fiscal year 2014, with a significantly lower incidence of raw materials from the meat packing plant on purchase prices, favoring the increase in the gross marginal contribution.

Other segments

The cost of sales of the Other segments increased 40.8%, from Ps. 71.2 million in fiscal year 2013 to Ps. 100.3 million in fiscal year 2014, mainly as a result of higher costs from the brokerage business related to the increase in the number of commodity trading transactions through FyO for Ps. 13.6 million and higher costs generated by the resale of supplies and others for Ps. 14.0 million.

Urban Properties and Investments Business

	Fiscal year ended on June 30, 2014
Costs	Income Statement	Interests in joint ventures	Inter-segment eliminations	Common maintenance expenses and collective promotion funds	Segment reporting
Shopping Center Properties	(956,359)	(2,754)	(4,321)	667,106	(296,688)
Offices	110,633)	(4,437)	(360)	69,703	(45,367)
Sales and Developments	(18,971)	(15,992)	-	-	(34,963)
Hotels	(216,768)	-	-	-	(216,768)
International	(60,404)	-	-	6,894	(53,510)
Financial Operations and Others	(983)	-	-	-	(983)
Total Urban Properties and Investments Business Costs	(1,364,118)	(23,183)	(4,681)	743,703	(648,279)

	Fiscal year ended on June 30, 2013
Costs	Income Statement	Interests in joint ventures	Inter-segment eliminations	Common maintenance expenses and collective promotion funds	Segment reporting
Shopping Center Properties	(763,460)	(2,090)	(2,667)	522,689	(245,528)
Offices	(117,349)	(4,810)	-	75,184	(46,975)
Sales and Developments	(12,346)	(94,212)	-	-	(106,558)
Hotels	(169,071)	-	-	-	(169,071)
International	(33,494)	-	-	1,907	(31,587)
Financial Operations and Others	(1,517)	-	-	-	(1,517)
Total Urban Properties and Investments Business Costs	(1,097,237)	(101,112)	(2,667)	599,780	(601,236)

Cost of sales from our Urban

Properties and Investments business increased 24.3%, from Ps. 1,097.2 million in fiscal year 2013 to Ps. 1,364.1 million in fiscal year 2014. This was mainly due to an increase of Ps. 192.9 million in the Shopping Center Properties segment, an increase of Ps. 6.6 million in the Sales and Developments segment, an increase of Ps. 47.7 million in the Hotels segment, and an increase of Ps. 26.9 million in the International segment, slightly offset by a decrease of Ps. 6.7 million in the Offices segment, and a decrease of Ps. 0.5 million in the Financial operations and Others segment.

In turn, costs from our joint ventures experienced a net decrease of 72.6%, from Ps. 101.1 million in fiscal year 2013 to Ps. 23.1 million in fiscal year 2014, mainly attributable to a reduction in costs as a result of fewer sales in the Horizons project.

Similarly, inter-segment costs rose by 74.1%, from Ps. 2.7 million in fiscal year 2013 to Ps. 4.7 million in fiscal year 2014, mainly as a result of changes in the cost allocation of our Shopping Center Properties.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs increased by 12.4%, from Ps. 601.2 million in fiscal year 2013 to Ps. 648.3 million in fiscal year 2014.

Shopping Center Properties

Costs from the Shopping Center Properties segment increased by 31.6%, from Ps. 245.5 million in fiscal year 2013 to Ps. 296.6 million in fiscal year 2014. This increase is mainly attributable to:

•	an increase of Ps. 15.6 million in salaries and wages, social security contributions and other payroll expenses;

•	a Ps. 33.5 million increase in costs from a deficit in expenses and collective promotion fund from our Shopping Centers;

•	an increase of Ps. 29.4 million in maintenance, security, cleaning, repair and similar expenses (mainly attributable to increases in security and cleaning services and utility rates); and

•	a decrease of Ps. 17.9 million in our depreciation and amortization expense.

The costs from the Shopping Center Properties segment as a percentage of revenues derived from this segment remained steady at around 47%.

Offices

Costs from the Offices segment decreased by 3.4%, from Ps. 47.0 million in fiscal year 2013 to Ps. 45.4 million in fiscal year 2014. Such decrease was attributable to the partial sales of investment property for rental completed in fiscal year 2014.

Costs in the Offices and Others segment, considering similar properties in both fiscal years on account of the inexistence of partial sales, rose by 16.5% from Ps. 68.1 million to Ps. 79.3 million, primarily owing to increased depreciation and amortization costs.

On the other hand, costs attributable to non-comparable properties decreased by 17.8%, from Ps. 5.7 million to Ps. 4.7 million, mostly as a result of the above mentioned sales.

Costs from the Offices segment, as a percentage of revenues derived from this segment, decreased by 40.6% in fiscal year 2013 to 32.8% in fiscal year 2014.

Sales and Developments

Costs from this segment often vary significantly period over period due to:

•	the non-recurrence of property sales and the agreed-upon sale price;

•	the number of properties under construction; and

•	the completion date of projects under construction.

Costs from our Sales and Developments segment decreased by 67.2%, from Ps. 106.6 million in fiscal year 2013 to Ps. 35.0 million in fiscal year 2014. Such decrease is mainly attributable to lower costs from the sale of Horizons units (Ps. 77.0 million); partially offset by higher costs from the sale of units at Condominios I and II (Ps. 7.6 million).

Costs from the Sales and Developments segment, as a percentage of revenues derived from this segment, decreased by 74.9% in fiscal year 2013 to 39.2% in fiscal year 2014.

Hotels

Costs from the Hotels segment increased by 28.2%, from Ps. 169.1 million in fiscal year 2013 to Ps. 216.8 million in fiscal year 2014, mainly as a result of:

•	an increase of Ps. 25.2 million in salaries and wages, social security contributions and other payroll expenses;

•	an increase of Ps. 20.1 million in the cost of food, beverages and other hotel-related expenses; and

•	an increase of Ps. 4.6 million in maintenance and repair expenses, among others.

Costs from the Hotels segment, as a percentage of revenues derived from this segment, decreased by 74.5% in fiscal year 2013 to 65.1% in fiscal year 2014.

International

Costs from the International segment increased by 80.3%, from Ps. 31.6 million in fiscal year 2013 to Ps. 53.5 million in fiscal year 2014, mainly as a result of:

•	the devaluation of the Argentine Peso and, to a lesser extent;

•
the fact that the results of Rigby 183 LLC – owner of the rental building Madison 183 - were consolidated for 12 months in fiscal year 2014 whereas such results were consolidated for 9 months in fiscal year 2013.

Costs from the International segment, as a percentage of revenues derived from this segment, decreased by 81.9% in fiscal year 2013 to 66.5% in fiscal year 2014.

Financial Operations and Others

Costs from the Financial operations and Others segment went down by 35.2% from Ps. 1.5 million in fiscal year 2013 to Ps. 1.0 million in fiscal year 2014, as a result of reduced revenues from APSAMedia S.A.’s personal financing residual activity (the continuing company of Metroshop S.A., currently merged with IRSA CP).

Costs from the Financial Operations and Others segment, as a percentage of revenues derived from this segment, decreased by 75.0% in fiscal year 2013 to 66.7% in fiscal year 2014.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest:

	Fiscal year ended on June 30, 2014
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	848,578	19,773	-	868,351
Cattle	145,008	313	-	145,321
Dairy	62,840	-	-	62,840
Sugarcane	96,227	-	-	96,227
Agricultural rental and Services	-	-	-	-
Agricultural Subtotal	1,152,653	20,086	-	1,172,739
Land Transformation and Sales	-	-	-	-
Agro-industrial	-	-	-	-
Other segments	-	-	-	-
Total Agricultural Business	1,152,653	20,086	-	1,172,739

	Fiscal year ended on June 30, 2013
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	571,020	1,061	-	572,081
Cattle	78,648	688	-	79,336
Dairy	40,741	-	-	40,741
Sugarcane	197,317	-	-	197,317
Agricultural rental and Services	-	-	-	-
Agricultural Subtotal	887,726	1,749	-	889,475
Land Transformation and Sales	-	-	-	-
Agro-industrial	-	-	-	-
Other segments	(982)	-	-	(982)
Total Agricultural Business	886,744	1,749	-	888,493

The Company’s revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased 30.0%, from Ps. 886.7 million in fiscal year 2013 to Ps. 1,152.7 million in fiscal year 2014.

In turn, the Company’s revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest derived from our interests in joint ventures increased 1.048,4%, from Ps. 1.7 million in fiscal year 2013 to Ps. 20.1 million in fiscal year 2014.

On the other hand, there were no inter-segment eliminations in connection with revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest.

Hence, according to business segment reporting and considering all our joint ventures, revenues from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by 32.0%, from Ps. 888.5 million in fiscal year 2013 to Ps. 1,172.7 million in fiscal year 2014.

Crops

Production income from the Crops segment increased by 51.8%, from Ps. 572.1 million in fiscal year 2013 to Ps. 868.4 million in fiscal year 2014, mainly as a result of:

•	a 44.2% increase in the average production price of crops;

•	partially offset by a 1.0% reduction in the total production volume, from 355,390 tons in fiscal year 2013 to 351,759 tons in fiscal year 2014.

As of June 30, 2014 the harvested area was 97.4% of our total sown area, compared to 94.9% as of June 30, 2013.

The following table shows the number of tons produced and total production income as of June 30, 2014 and 2013:

Crops Production Income (in tons and thousands of Ps.)

	Fiscal year ended on June 30,
	2014		2013
	Tons	Ps.	Tons	Ps.
Corn	86,300	85,737	107,257	83,416
Soybean	241,205	563,639	220,292	354,485
Wheat	12,373	11,929	4,505	3,740
Sorghum	4,058	1,468	5,486	3,118
Sunflower	5,884	15,657	12,437	21,230
Other	1,940	3,390	5,413	11,766
Total	351,760	681,820	355,390	477,755

Estimated results from the valuation of our crops in progress at fair value increased 186.2%, from Ps. 56.6 million in fiscal year 2013 to Ps. 162.0 million in fiscal year 2014, mainly due to an increase of 186.8% in corn crops.

Cattle

Production income from the Cattle segment increased by 83.2%, from Ps. 79.3 million in fiscal year 2013 to Ps. 145.3 million in fiscal year  2014, mainly as a result of:

•	a 10,0% increase in the average price per kilogram produced, from Ps. 8.8 per kilogram in fiscal year 2013 to Ps. 9.7 per kilogram in fiscal year 2014;

•	offset by a 9.7% reduction in the volume of cattle production, from 7,723 tons in fiscal year 2013 to 6,973 tons in fiscal year 2014.

The calving rate increased slightly, whereas the death rate recorded a mild increase during fiscal year 2014 as compared to fiscal year 2013.

The number of hectares devoted to cattle production increased from 91,053 hectares in fiscal year 2013 to 95,745 hectares in fiscal year 2014 due to a smaller number of hectares devoted to cattle production leased to third parties.

Results from cattle holdings increased 717.7%, from a gain of Ps. 9.3 million in fiscal year 2013 to a gain of Ps. 75.8 million in fiscal year 2014, mainly as a result of the inflationary context and the currency devaluation occurred in the last semester, which resulted in a significant rise in prices.

Dairy

Production income from the Dairy segment increased 54.2%, from Ps. 40.7 million in fiscal year 2013 to Ps. 62.8 million in fiscal year 2014. This increase was mainly due to:

•
the result from holding of milking cows, which increased 168.8%, from a gain of Ps. 3.2 million in fiscal year 2013 to a gain of Ps. 8.6 million in fiscal year 2014, as the inflationary context and the devaluation occurred during the last semester led to a significant rise in prices;

•	a 33.5% increase in the average price of milk, from Ps. 1.94 per liter in fiscal year 2013 to Ps. 2.59 per liter in fiscal year 2014; and

•
to a lesser extent, an increase of 4.3% in milk production volumes, from 18.5 million liters in fiscal year 2013 to 19.3 million liters in fiscal year 2014. This increase in production volume was mainly due to a higher average number of milking cows per day, from 2,439 in fiscal year 2013 to 2,588 in fiscal year 2014, partially offset by a 2.9% reduction in the efficiency level of average daily milk production per cow, from 20.8 liters in fiscal year 2013 to 20.2 liters in fiscal year 2014.

Sugarcane

Production income from the Sugarcane segment decreased 51.2%, from Ps. 197.3 million in fiscal year 2013 to Ps. 96.2 million in fiscal year 2014, mainly as a result of:

•	actual production income; and

•	a decrease in total production volume of 43.2%, from 1,156,848 tons in fiscal year 2013 to 657,547 tons in fiscal year 2014; and

•	partially offset by a 23.3% increase in the average production price of sugarcane.

The 43.2% decrease in production volume from the Sugarcane segment was mainly due to a 11.5% reduction in our average yield and harvesting timing differences, as in the previous season it was concentrated from June to October 2012 and thus included the 11-12 and 12-13 harvests, while in the current season it was concentrated from April to September 2013.

The following table shows the actual tons produced and income as of June 30, 2014 and 2013:

Sugarcane Production Income (in tons and thousands of Ps.)

	Fiscal year ended on June 30,
	2014		2013
	Tons	Ps.	Tons	Ps.
Sugarcane	657,547	106,547	1,156,848	152,037

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

Other Segments

Income from initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest from the Other segments increased significantly, from a loss of Ps. 1.0 million in fiscal year 2013 to Ps. 0.0 million in fiscal year 2014, due to the variation in the valuation of the timber stocks at fair value in fiscal year 2014.

Changes in the net realizable value of agricultural produce after harvest

	Fiscal year ended on June 30, 2014
Changes in the net realizable value of agricultural produce after harvest	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(17,624)	-	-	(17,624)
Cattle	177	-	-	177
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Agricultural Rental and Services	-	-	-	-
Agricultural Subtotal	(17,447)	-	-	(17,447)
Land Transformation and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other Segments	-	-	-	-
Total Agricultural Business	(17,447)	-	-	(17,447)

	Fiscal year ended on June 30, 2013
Changes in the net realizable value of agricultural produce after harvest	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	11,801	-	-	11,801
Cattle	(45)	-	-	(45)
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Agricultural Rental and Services	-	-	-	-
Agricultural Subtotal	11,756	-	-	11,756
Land Transformation and sales	-	-	-	-
Agro-industrial	-	-	-	-
Other Segments	-	-	-	-
Total Agricultural Business	11,756	-	-	11,756

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

No interest in joint ventures or inter-segment elimination was recorded in income from changes in the net realizable value of agricultural produce after harvest.

GROSS PROFIT

As a result of the above mentioned factors, the Company’s gross profit increased 38.9%, from Ps. 1,336.9 million in fiscal year 2013 to Ps. 1,856.9 million in fiscal year 2014. This was caused mainly by:

•	a 66.5% increase in the Agricultural Business, from a Ps. 209.9 million profit in fiscal year 2013 to a Ps. 349.4 million profit in fiscal year 2014; and

•	a 33.7% increase in the Urban Properties and Investments business, from a Ps. 1,127.0 million profit in fiscal year 2013 to a Ps. 1,507.5 million profit in fiscal year 2014.

Agricultural Business

As a result of the above mentioned factors, gross profit increased 66.5%, from Ps. 209.9 million in fiscal year 2013 to Ps. 349.4 million in fiscal year 2014.

Crops

Gross profit from this segment increased 38.0%, from Ps. 106.4 million in fiscal year 2013 to Ps. 146.9 million in fiscal year 2014.

Cattle

Gross profit from this segment increased 403.0%, from Ps. 14.9 million in fiscal year 2013 to Ps. 75.2 million in fiscal year 2014.

Dairy

Gross profit from this segment increased 162.9%, from Ps. 4.7 million in fiscal year 2013 to Ps. 12.4 million in fiscal year 2014.

Sugarcane

Gross profit from this segment decreased 75.9%, from Ps. 55.4 million in fiscal year 2013 to Ps. 13.3 million in fiscal year 2014.

Agricultural Rental and Services

Gross profit from this segment increased 37.3%, from Ps. 18.8 million in fiscal year 2013 to Ps. 11.8 million in fiscal year 2014.

Land Transformation and Sales

Gross loss from this segment increased 45.0%, from Ps. 5.7 million in fiscal year 2013 to Ps. 8.2 million in fiscal year 2014.

Agro-industrial

Gross profit from this segment increased significantly, from Ps. 4.2 million in fiscal year 2013 to Ps. 74.4 million in fiscal year 2014.

Other Segments

Gross profit from this segment increased 113.9%, from Ps. 11.1 million in fiscal year 2013 to Ps. 23.7 million in fiscal year 2014.

Urban Properties and Investments Business

Gross profit from the Urban Properties and Investments business increased 33.8% from Ps. 1,127.0 million in fiscal year 2013 to Ps. 1,507.5 million in fiscal year 2014. This was mainly due to an increase of Ps. 228.8 million in the Shopping Center Properties segment; an increase of Ps. 55.6 million in the Offices segment; an increase of Ps. 15.1 million in the Sales and Developments segment, an increase of Ps. 58.0 million in the Hotels segment, and an increase of Ps. 23.0 million in the International segment, partially offset by a reduction of Ps. 0.1 million in the Financial Operations and Others segment.

Shopping Center Properties

Gross profit from the Shopping Center Properties segment increased by 26.7% from Ps. 857.5 million in fiscal year 2013 to Ps. 1,086.3 million in fiscal year 2014. Gross profit from the Shopping Center Properties segment as a percentage of revenues derived from this segment stood around 78%.

Offices

Gross profit from the Offices segment increased by 32.7% from Ps. 170.2 million in fiscal year 2013 to Ps. 225.8 million in fiscal year 2014. Gross profit from the Offices segment as a percentage of revenues derived from this segment went up from 59.4% in fiscal year 2013 to 67.2% in fiscal year 2014.

Sales and Developments

Gross profit from the Sales and Developments segment increased by 42.7% from Ps. 35.4 million in fiscal year 2013 to Ps. 50.6 million in fiscal year 2014. Gross profit from the Sales and Developments segment as a percentage of revenues derived from this segment went up from 25.1% in fiscal year 2013 to 60.8% in fiscal year 2014.

Hotels

Gross profit from the Hotels segment rose by 102.2% from Ps. 56.8 million in fiscal year 2013 to Ps. 114.8 million in fiscal year 2014. Gross profit from the Hotels segment as a percentage of revenues derived from this segment went up from 25.5% in fiscal year 2013 to 34.9% in fiscal year 2014.

International

Gross profit from the International segment rose by 310.4% from Ps. 7.4 million in fiscal year 2013 to Ps. 30.4 million in fiscal year 2014. Gross profit from the International segment as a percentage of revenues derived from this segment went up from 19% in fiscal year 2013 to 36.2% in fiscal year 2014.

Financial Operations and Others

Gross profit from the Financial Operations and Others segment decreased Ps. 0.1 million from a loss of Ps. 0,3 million in fiscal year 2013 to a loss of Ps. 0,4 million in fiscal year 2014. Gross profit from the Financial Operations and Others segment as a percentage of revenues derived from this segment went up from 26.1% in fiscal year 2013 to 71.2% in fiscal year 2014.

Gain from disposal of investment properties

Gain from disposal of investment properties derived from the Urban Properties and Investments business increased 29.7%, from a Ps. 178.0 million income in fiscal year 2013 to a Ps. 230.9 million income in fiscal year 2014, mainly as a result of the sale of functional units at: Maipú 1300 building (Ps. 28.3 million), Bouchard 551 building (Ps. 24.1 million), Av. De Mayo 595 building (Ps. 19.2 million), Constitución 1159 building (Ps. 13.4 million), Costeros Dique IV building (Ps. 2.9 million) and Rivadavia 565 building (Ps. 1.1 million), offset by lower revenues from sales of units at the Libertador 498 building (Ps. 36.7 million).

Income from sale of farmlands

Income from sale of farmlands derived from the Land Transformation and Sales segment decreased 38.9%, from Ps. 149.6 million income in fiscal year 2013 to Ps. 91.4 million income in fiscal year 2014, mainly as a result of:

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

On May 27, 2014, Ombú Agropecuaria S.A. executed an agreement providing for the sale, subject to retention of title, of an 882.96 hectare property in the “San Cayetano I” farm for a total price of US$ 4.2 million. Out of this amount, the sum of US$ 1 million has been already collected and the balance is payable in 5 consecutive semi-annual installments, the last of which falls due in November 2016. The agreement provides that title conveyance will be registered once the full price has been paid. Possession was surrendered on the date of execution of the agreement. The Company recorded a gain of US$ 1.8 million for this sale

During fiscal year 2013

On June 19, 2013 the deed of sale for 5,613 hectares of the “La Suiza” farm, located in Villa Ángela, Province of Chaco, was executed. The transaction price was Ps. 34.9 million.  The result from the sale was a gain of Ps. 29.8 million;

On October 11, 2012, Brasilagro sold the Horizontina farm, located in the municipal district of Tasso Fragoso. Sate of Maranhão, Brazil, for a total price of RS. 75 million (equivalent to Ps. 174.8 million). The Horizontina farm has a surface area of 14,359 hectares.  The result from the sale was a gain of Ps. 53.9 million;

On April 25, 2013, Brasilagro sold an aggregate of 394 hectares of the Araucaria farm, located in the municipal district of Mineros – GO, Brazil. The sale price was RS. 11.7 million (equivalent to Ps. 26.6 million). The result from the sale was a gain of Ps. 12.6 million; and

On May 10, 2013, Brasilagro sold an aggregate of 4,895 hectares of the Cremaq farm, located in the municipal district of Ribeiro Gonçalves-PI, Brazil. The sale price was RS. 42.1 million. The result from the sale was a gain of Ps. 53.2 million.

General and Administrative Expenses

Total administrative expenses of the Company increased 53.1%, from Ps. 352.4 million for fiscal year 2013 to Ps. 539.7 million for fiscal year 2014. This was mainly due to an increase of Ps. 86.0 million in the Agricultural business and an increase of Ps. 101.3 million in the Urban Properties and Investments business.

Agricultural Business

	Fiscal year ended on June 30, 2014
General and Administrative Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(146,512)	(681)	-	(147,193)
Cattle	(27,118)	(65)	-	(27,183)
Dairy	(5,746)	-	-	(5,746)
Sugarcane	(28,261)	-	-	(28,261)
Agricultural Rental and Services	(2,603)	(66)	-	(2,669)
Agricultural Subtotal	(210,240)	(812)	-	(211,052)
Land Transformation and Sales	(1,130)	-	-	(1,130)
Agro-industrial	(16,880)	-	-	(16,880)
Other Segments	(8,761)	(1,807)	-	(10,568)
Total Agricultural Business General and Administrative Expenses	(237,011)	(2,619)	-	(239,630)

	Fiscal year ended on June 30, 2013
General and Administrative Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(87,683)	(1,902)	-	(89,585)
Cattle	(13,487)	(232)	-	(13,719)
Dairy	(3,125)	-	-	(3,125)
Sugarcane	(24,163)	-	-	(24,163)
Agricultural Rental and Services	(4,416)	-	-	(4,416)
Agricultural Subtotal	(132,874)	(2,134)	-	(135,008)
Land Transformation and Sales	(572)	-	-	(572)
Agro-industrial	(10,986)	-	-	(10,986)
Other Segments	(7,109)	-	-	(7,109)
Total Agricultural Business General and Administrative Expenses	(151,541)	(2,134)	-	(153,675)

General and administrative expenses from our Agricultural business increased 56.4%, from Ps. 151.5 million in fiscal year 2013 to Ps. 237.0 million in fiscal year 2014. This was mainly due to an increase of Ps. 58.8 million in the Crops segment, an increase of Ps. 13.6 million in the Cattle segment, an increase of Ps. 2.8 million in the Dairy segment, an increase of Ps. 4.1 million in the Sugarcane segment, an increase of Ps. 0.6 million in the Land transformation and sales segment, and an increase of Ps. 5.9 million in the Agro-industrial segment, slightly offset by a reduction of Ps. 1.8 million in the Agricultural rental and services segment and a reduction of Ps. 1.0 million in the Other segments.  The main causes of this variation were:

•	higher fees to Directors: in fiscal year 2014, the amounts paid were Ps. 14.4 million higher than those provisioned by the Shareholders’ Meeting for fiscal year 2013;

•	higher dues and contributions for permanent disability (pension plan): Ps. 12.9 million and 6.9 million were paid as bonus plan during fiscal year 2014; and

•	a 25% rise in expenses as a result of the inflationary context.

In turn, General and administrative expenses from our joint ventures went down 1.7%, from Ps. 2.1 million in fiscal year 2013 to Ps. 2.6 million in fiscal year 2014, mainly due to a 71% reduction in Cresca’s crop expenses, from Ps. 1.9 million in fiscal year 2013 to Ps. 0.7 million in fiscal year 2014 and a 100% increase in the expenses attributable to Cresca’s other segments, from Ps. 1.8 million in fiscal year 2014.

On the other hand, no general and administrative expenses arose from inter-segment eliminations.

Hence, according to business segment reporting and considering all our joint ventures, general and administrative expenses increased by 55.9%, from Ps. 153.7 million in fiscal year 2013 to Ps. 239.6 million in fiscal year 2014.

Urban Properties and Investments Business

	Fiscal year ended on June 30, 2014
General and Administrative Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Shopping Center Properties	(100,710)	(148)	(680)	(101,538)
Offices	(41,169)	(145)	(631)	(41,945)
Sales and Developments	(36,955)	(511)	-	(37,466)
Hotels	(58,562)	-	(1,023)	(59,585)
International	(59,476)	-	-	(59,476)
Financial Operations and Others	(56)	-	-	(56)
Total Urban Properties and Investments Business General and Administrative Expenses	(296,928)	(804)	(2,334)	(300,066)
	Fiscal year ended on June 30, 2013
General and Administrative Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Shopping Center Properties	(66,350)	(126)	(1,120)	(67,597)
Offices	(34,766)	(110)	(108)	(34,984)
Sales and Developments	(30,979)	(1,922)	-	(32,901)
Hotels	(49,337)	-	(546)	(49,883)
International	(13,158)	-	-	(13,158)
Financial Operations and Others	(250)	-	-	(250)
Total Urban Properties and Investments Business General and Administrative Expenses	(194,840)	(2,158)	(1,774)	(198,773)

General and administrative expenses from the Urban Properties and Investments business increased 52.4%, from Ps. 194.8 million in fiscal year 2013 to Ps. 296.9 million in fiscal year 2014. This was mainly due to an increase of Ps. 34.4 million in the Shopping Center Properties segment, an increase of Ps. 6.4 in the Offices segment, an increase of Ps. 9.2 million in the Hotels segment, an increase of Ps. 6.0 million in the Sales and Developments segment, and an increase of Ps. 46.3 million in the International segment, partially offset by reduction of Ps. 0.2 million in the Financial Operations and Others segment.

Administrative expenses from our joint ventures went down by 62.8%, from Ps. 2.2 million in fiscal year 2013 (this figure includes Ps. 1.9 million attributable to the Sales and Developments segment) to Ps. 0.8 million in fiscal year 2014 (this figure includes Ps. 0.5 million attributable to the Sales and Developments segment).

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, administrative expenses increased by 51.0%, from Ps. 198.8 million in fiscal year 2013 to Ps. 300.1 million in fiscal year 2014. Based on the reported business segment reporting and considering our joint ventures and inter-segment eliminations, administrative expenses as a percentage of sales increased from 8.5% in fiscal year 2013 to 10.4% in fiscal year 2014.

Shopping Center Properties

Administrative expenses from the Shopping Center Properties segment increased by 50.2%, from Ps. 67.6 million in fiscal year 2013 to Ps. 101.5 million in fiscal year 2014, mainly due to:

•	an increase of Ps. 13.3 million in salaries and wages, social security contributions and other payroll expenses;

•	an increase in Directors’ fees of Ps. 11.3 million; and

•	an increase of Ps. 5.3 million in service fees.

Administrative expenses as a percentage of revenues derived from this segment increased from 6.1% in fiscal year 2013 to 7.3% in fiscal year 2014.

Offices

General and administrative expenses from our Offices segment increased 19.9%, from Ps. 35.0 million in fiscal year 2013 to Ps. 41.9 million in fiscal year 2014, mainly as a result of a Ps. 9.1 million increase in salaries and wages, social security contributions and other payroll expenses, partially offset by a Ps. 3.1 million reduction in Directors’ fees.

General and administrative expenses as a percentage of revenues derived from this segment stood decreased from 16.1% to 15.4%.

Sales and Developments

General and administrative expenses from our Sales and Developments segment increased 13.9%, from Ps. 32.9 million in fiscal year 2013 to Ps. 37.5 million in fiscal year 2014, mainly as a result of a Ps. 6.5 million increase in salaries and wages, social security contributions and other payroll expenses, partially offset by a Ps. 2.6 million reduction in Directors’ fees.

 General and administrative expenses from the Sales and Developments segment, as a percentage of revenues derived from this segment, increased by 23.2% in fiscal year 2013 to 43.9% in fiscal year 2014.

Hotels

General and administrative expenses from the Hotels segment increased by 19.4%, from Ps. 49.9 million in fiscal year 2013 to Ps. 59.6 million in fiscal year 2014, mainly due to:

•	an increase of Ps. 4.0 million in salaries and wages, social security contributions and other payroll expenses;

•	an increase of Ps. 2.2 million in maintenance and repair expenses; and

•	a Ps. 2.5 million increase in service fees, among other items.

General and administrative expenses from the Hotels segment, as a percentage of revenues derived from this segment, decreased from 22.1% in fiscal year 2013 to 18.0% in fiscal year 2014.

International

General and administrative expenses from the International segment increased Ps. 46.3 million, from Ps. 13.2 million in fiscal year 2013 to Ps. 59.5 million in fiscal year 2014, mainly due to:

•	the devaluation of the Argentine Peso;

•	expenses incurred in connection with our investment in IDBD and, to a lesser extent; and

•
the fact that the results of Rigby 183 LLC – owner of the rental building Madison 183 - were consolidated for 12 months in fiscal year 2014 whereas such results were consolidated for 9 months in fiscal year 2013.

General and administrative expenses from the International segment, as a percentage of revenues derived from this segment, increased from 33.7% in fiscal year 2013 to 70.9% in fiscal year 2014.

Selling expenses

Total selling expenses of the Company increased 23.3%, from Ps. 291.2 million in fiscal year 2013 to Ps. 359.0 million in fiscal year 2014. This was mainly due to an increase of Ps. 35.0 million in the Agricultural business and an increase of Ps. 32.9 million in the Urban Properties and Investments business.

Agricultural Business

	Fiscal year ended on June 30, 2014
Selling Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(115,497)	(2,332)	-	(117,829)
Cattle	(13,769)	(85)	-	(13,854)
Dairy	(2,249)	-	-	(2,249)
Sugarcane	(4,871)	-	-	(4,871)
Agricultural Rental and Services	(754)	(25)	-	(779)
Agricultural Subtotal	(137,140)	(2,442)	-	(139,582)
Land Transformation and Sales	(3,873)	-	-	(3,873)
Agro-industrial	(54,751)	-	-	(54,751)
Other Segments	(10,726)	-	-	(10,726)
Total Agricultural Business Selling Expenses	(206,490)	(2,442)	-	(208,932)

	Fiscal year ended on June 30, 2013
Selling Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(115,417)	(506)	-	(115,923)
Cattle	(11,393)	(89)	-	(11,482)
Dairy	(1,842)	-	-	(1,842)
Sugarcane	(4,006)	-	-	(4,006)
Agricultural Rental and Services	(1,711)	-	-	(1,711)
Agricultural Subtotal	(134,369)	(595)	-	(134,964)
Land Transformation and Sales	(10,628)	-	-	(10,628)
Agro-industrial	(21,507)	-	-	(21,507)
Other Segments	(6,834)	(43)	-	(6,877)
Total Agricultural Business Selling Expenses	(173,338)	(638)	-	(173,976)

Selling expenses from the Agricultural Business increased 19.1%, from Ps. 173.3 million in fiscal year 2013 to Ps. 206.5 million in fiscal year 2014. This was mainly due to an increase of Ps. 2.4 million in the Cattle segment, an increase of Ps. 0.4 million in the Dairy segment, an increase of Ps. 0.9 million in the Sugarcane segment, an increase of Ps. 33.2 million in the Agro-Industrial segment, and an increase of Ps. 3.9 million in the Other segments, partially offset by a reduction of Ps. 0.1 million in the Crops segment, a reduction of Ps. 0.9 million in the Agricultural rental and services segment, and a reduction of Ps. 6.7 million in the Land transformation and sales segment.

In turn, selling expenses from our interests in joint ventures increased by 282.8% from Ps. 0.6 million in fiscal year 2013 to Ps. 2.4 million in fiscal year 2014, in connection with our Cresca joint venture.

On the other hand, no inter-segment eliminations arose from selling expenses.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, selling expenses increased by 20.1%, from Ps. 174.0 million in fiscal year 2013 to Ps. 208.9 million in fiscal year 2014.
Urban Properties and Investments Business

	Fiscal year ended on June 30, 2014
Selling Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Shopping Center Properties	(72,531)	(687)	(209)	(73,427)
Offices	(20,307)	(444)	-	(20,751)
Sales and Developments	(11,330)	(2,376)	-	(13,706)
Hotels	(42,178)	-	(157)	(42,335)
International	-	-	-	-
Financial Operations and Others	110	-	-	110
Total Urban Properties and Investments Business Selling Expenses	(146,236)	(3,507)	(366)	(150,109)

	Fiscal year ended on June 30, 2013
Selling Expenses	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Shopping Center Properties	(58,048)	(747)	(112)	(58,907)
Offices	(10,886)	(474)	-	(11,360)
Sales and Developments	(6,683)	(9,773)	-	(16,456)
Hotels	(28,919)	-	-	(28,919)
International	-	-	-	-
Financial Operations and Others	(1,588)	-	-	(1,588)
Total Urban Properties and Investments Business Selling Expenses	(106,124)	(10,994)	(112)	(117,230)

Selling expenses of the Urban Properties and Investments business increased 37.8%. from Ps. 106.1 million in fiscal year 2013 to Ps. 146.2 million in fiscal year 2014. This was mainly due to an increase of Ps. 14.4 million in the Shopping Center Properties segment, an increase of Ps. 13.4 million in the Hotels segment, an increase of Ps. 4.6 million in the Sales and Developments segment, and an increase of Ps. 9.4 million in the Offices segment, partially offset by and a reduction of Ps. 1.7 million in the Financial operations and Others segment.

In turn, selling expenses from our joint ventures went down by 68.2%, from Ps. 11.0 million in fiscal year 2013 (this figure includes Ps. 9.8 million attributable to the Sales and Developments segment) to Ps. 3.5 million in fiscal year 2014 (this figure includes Ps. 2.4 million attributable to the Sales and Developments segment). This reduction is mainly due to lower expenses from our Cyrsa joint venture in connection with the recognition of fewer sales from the Horizons project in fiscal year 2014.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, selling expenses increased by 28.0%, from Ps. 117.3 million in fiscal year 2013 to Ps. 150.1 million in fiscal year 2014. According to the business segment reporting reported and considering all our joint ventures and inter-segment eliminations, selling expenses remained steady at around 5% in both fiscal years.

Shopping Center Properties

Selling expenses from the Shopping Center Properties segment increased by 24.6%, from Ps. 58.9 million in fiscal year 2013 to Ps. 73.4 million in fiscal year 2014, mainly due to:

•	a Ps. 10.2 million increase in taxes, rates and contributions;

•	an increase of Ps. 5.2 in advertising and other selling expenses; and

•	an increase of Ps. 2.7 million in salaries and wages, social security contributions and other payroll expenses;

•	partially offset by a reduction of Ps. 4.1 million in bad debtors.

Selling expenses from our Shopping Center Properties segment as a percentage of revenues derived from this segment stood at around 5.3% in both fiscal years.

Offices

Selling expenses from our Offices segment increased by 82.7%, from Ps. 11.4 million in fiscal year 2013 to Ps. 20.8 million in fiscal year 2014, mainly due to:

•	an increase of Ps. 4.6 million in bad debtors;

•	an increase of Ps. 2.4 million in salaries and wages, social security contributions and other payroll expenses; and

•	a Ps. 2.1 million increase in taxes, rates and contributions payable, mainly as a result of an increase in turnover tax.

Selling expenses from the Offices segment, as a percentage of revenues derived from this segment, increased from 3.9% in fiscal year 2013 to 6.1% in fiscal year 2014.

Sales and Developments

Selling expenses from the Sales and Developments segment decreased by 16.7%, from Ps. 16.5 million in fiscal year 2013 to Ps. 13.7 million in fiscal year 2014, mainly as a result of:

•	a reduction of Ps. 2.7 million in taxes, rates and contributions; and

•
a reduction of Ps. 2.7 million in fees and compensation from services, partially offset by an increase of Ps. 1.3 million in salaries and wages, social security contributions and other payroll expenses, and a Ps. 0.9 million increase in commissions.

Selling expenses from the Sales and Developments segment, as a percentage of revenues derived from this segment, increased from 11.6% in fiscal year 2013 to 16.0% in fiscal year 2014.

Hotels

Selling expenses from our Hotels segment increased by 46.4%, from Ps. 28.9 million in fiscal year 2013 to Ps. 42.3 million in fiscal year 2014, mainly due to:

•	an increase of Ps. 6.5 million in taxes, rates and contributions;

•	an increase of Ps. 2.1 million in salaries and wages, social security contributions and other payroll expenses; and

•	an increase of Ps. 3.1 million in advertising and other selling expenses.

Selling expenses from our Hotels segment as a percentage of revenues derived from this segment stood at around 12.8% in both fiscal years.

Financial Operations and Others

Selling expenses from our Financial Operations and Others segment decreased by Ps. 1.7 million, from a loss of Ps. 1.6 million in fiscal year 2013 to a gain of Ps. 0.1 million in fiscal year 2014, mainly as a result of the recovery of the allowance for bad debts in connection with APSAMedia S.A.’s personal financing residual activity (the continuing company of Metroshop S.A., currently merged with IRSA Commercial Properties).

Other operating results, net

Other operating results, net of the Company decreased Ps. 173.2 million, from a Ps. 95.8 million gain in fiscal year 2013 to a Ps. 77.4 million loss in fiscal year 2014.

Agricultural Business

	Fiscal year ended on June 30, 2014
Other operating results, net	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(28,992)	(363)	-	(29,355)
Cattle	(1,955)	(44)	-	(1,999)
Dairy	(417)	-	-	(417)
Sugarcane	104	-	-	104
Agricultural Rental and Services	(189)	(33)	-	(222)
Agricultural Subtotal	(31,449)	(440)	-	(31,889)
Land Transformation and Sales	(82)	-	-	(82)
Agro-industrial	(868)	-	-	(868)
Other Segments	3,261	38	-	3,299
Total Agricultural Business Other operating results, net	(29,138)	(402)	-	(29,540)

	Fiscal year ended on June 30, 2013
Other operating results, net	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Crops	(9,914)	(1,100)	-	(11,014)
Cattle	(3,190)	(355)	-	(3,545)
Dairy	(803)	-	-	(803)
Sugarcane	(27)	-	-	(27)
Agricultural Rental and Services	(1,135)	-	-	(1,135)
Agricultural Subtotal	(15,069)	(1,455)	-	(16,524)
Land Transformation and Sales	(147)	-	-	(147)
Agro-industrial	(1,305)	-	-	(1,305)
Other Segments	21,321	-	-	21,321
Total Agricultural Business Other operating results, net	4,800	(1,455)	-	3,345

Other operating results, net from the Agricultural business decreased by 707.0%, from a Ps. 4.8 million gain in fiscal year 2013 to a Ps. 29.1 million loss in fiscal year 2014. This was mainly caused by a Ps. 18.3 million reduction in the Crops segment and a Ps. 18.0 million reduction in the Other segments, partially offset by a Ps. 0.9 million increase in the Agricultural rental and services segment, a Ps. 1.5 million increase in the Cattle segment, a Ps. 0.4 million increase in the Dairy segment, a Ps. 0.1 million increase in the Sugarcane segment, a Ps. 0.1 million increase in the Land transformation and sales segment, and a Ps. 0.4 million increase in the Agro-industrial segment.

In turn, other operating results, net from our interests in joint ventures increased by 72% from a Ps. 1.5 million loss in fiscal year 2013 to a Ps. 0.4 million loss in fiscal year 2014, in connection with our Cresca joint venture.

On the other hand, no inter-segment eliminations arose from operating results, net.

Hence, according to business segment reporting and considering all our joint ventures, other operating results, net increased by 983.1%, from Ps. 3.3 million in fiscal year 2013 to Ps. 29.5 million in fiscal year 2014.

Crops

Other operating results of the Crops segment decreased Ps. 18.3 million, from a Ps. 11.0 million loss in fiscal year 2013 to a Ps. 29.4 million loss in fiscal year 2014, mainly as a result of the commodity derivatives held by Brasilagro and Cresud (Ps. 20.6 million), partially offset by the charge to income of Brasilagro’s contingency allowance for Ps. 12.1 million.

Other Segments

Other operating results, net of the Other segments decreased Ps. 18.0 million, from a Ps. 21.3 million income in fiscal year 2013 to a Ps. 3.3 million income in fiscal year 2014.

The rest of the segments of the Agricultural business did not record significant changes.

Urban Properties and Investments Business

	Fiscal year ended on June 30, 2014
Other operating results, net	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Shopping Center Properties	(45,953)	(723)	108	(46,568)
Offices	(1,786)	(2,297)	1,023	(3,060)
Sales and Developments	8,300	(163)	-	8,137
Hotels	(2,680)	-	-	(2,680)
International	(895)	-	-	(895)
Financial Operations and Others	(2,856)	-	-	(2,856)
Total Urban Properties and Investments Business Other operating results, net	(45,870)	(3,183)	1,131	(47,922)

	Fiscal year ended on June 30, 2013
Other operating results, net	Income Statement	Interests in joint ventures	Inter-segment eliminations	Segment reporting
Shopping Center Properties	(45,199)	(475)	654	(45,020)
Offices	743	(990)	-	(247)
Sales and Developments	6,374	(32)	-	6,342
Hotels	(369)	-	-	(369)
International	135,082	-	-	135,082
Financial Operations and Others	(3,363)	-	-	(3,363)
Total Urban Properties and Investments Business Other operating results, net	93,268	(1,497)	654	92,425

Other operating results, net decreased from a Ps. 93.3 million gain in fiscal year 2013 to a Ps. 45.9 million net loss in fiscal year 2014, mainly due to a non-recurring gain of Ps. 137.0 million recognized in fiscal year 2013 as a result of the acquisition of an additional interest in Rigby 183 LLC.

The effect from the consolidation of our joint ventures is not material on this line. According to the information by segment and considering all our joint ventures and inter-segment eliminations, other operating results, net decreased from a net gain of Ps. 92.4 million in fiscal year 2013 to a net loss of Ps. 47.9 million in fiscal year 2014.

Shopping Center Properties

Other operating results, net from the Shopping Center Properties segment increased by 3.6%, from Ps. 45.0 million in fiscal year 2013 to Ps. 46.6 million in fiscal year 2014, mainly due to:

•	an increase in lawsuits and contingencies of Ps. 1,8 million; and

•	an increase in donations of Ps. 0.6 million;

•	partially offset by a Ps. 0.3 million decrease in the project analysis and assessment expense.

The net loss from other operating results, as a percentage of revenues derived from the Shopping Center Properties segment, decreased from 4.1% in fiscal year 2013 to 3.4% in fiscal year 2014.

Offices

The net loss from other operating results of our Offices segment increased Ps. 2.9 million from Ps. 0.3 million in fiscal year 2013 to Ps. 3.1 million in fiscal year 2014, mainly due to:

•	a non-recurring recovery from the allowance for asset impairment recorded in 2013 for Ps. 1.8 million; and

•	an increase of Ps. 0.7 million in lawsuits and other contingencies.

The net loss from operating results of our Offices segment, as a percentage of revenues derived from this segment, increased from 0.1% in fiscal year 2014 to 1.1% in fiscal year 2014.

Sales and Developments

The net gain from other operating results of our Sales and Developments segment increased Ps. 1.8 million from Ps. 6.3 million in fiscal year 2013 to Ps. 8.1 million in fiscal year 2014, mainly due to:

•	an “admission fee” charged in connection with the sale of a hotel plot in Neuquén;

•	a Ps. 2.2 million decrease in the project analysis and assessment expense; and

•	a reduction in lawsuits and contingencies during this year;

•	partially offset by a non-recurring gain of Ps. 15.1 million from the sale of our equity interest in Canteras Natal Crespo S.A. (one of the Company’s joint ventures), recognized in fiscal year 2013.

Hotels

The net loss from operating results of our Hotel segment increased by Ps. 2.3 million, from Ps. 0.4 million in fiscal year 2013 to Ps. 2.7 million in fiscal year 2014, mainly as a result of an increase in the reserve for lawsuits and other contingencies.

The net loss from operating results of our Hotels segment, as a percentage of revenues derived from this segment, increased from 0.2% in fiscal year 2013 to 0.8% in fiscal year 2014.

International

Other operating results, net from this segment decreased from a Ps. 135.1 million net gain in fiscal year 2013 to a Ps. 0.9 million net loss in fiscal year 2014, mainly due to a non-recurring gain of Ps. 136.0 million generated in fiscal year 2013 as a result of the acquisition of an additional interest in Rigby 183 LLC.

Financial Operations and Others

The net loss from other operating results from our Financial Operations and Others segment decreased by Ps. 0.5 million from Ps. 3.4 million in fiscal year 2013 to Ps. 2.9 million in fiscal year 2014, mainly due to lower taxes deducted by BHSA on lower dividends distributed in fiscal year 2014 to our subsidiaries Ritelco and Tyrus.

Operating results

As a result of the above mentioned factors, the operating results of the Company increased by Ps. 86.4 million (7.7%), from a gain of Ps. 1,116.6 million in fiscal year 2013 to a gain of Ps. 1,203.0 million in fiscal year 2014.

Agricultural Business

Profit / (loss) from operations of the Agricultural business decreased Ps. 72.5 million (206.1%), from an income of Ps. 35.2 million in fiscal year 2013 to a loss of Ps.37.3 million in fiscal year 2014.

Crops

Profit / (loss) from operations of this segment decreased Ps. 37.4 million (34.0%) from a Ps. 110.1 million loss in fiscal year 2013 to a Ps. 147.5 million loss in fiscal year 2014.

Cattle

Profit / (loss) from operations of this segment increased Ps. 45.9 million (332.6%), from a loss of Ps. 13.8 million in fiscal year 2013 to an income of Ps.32.1 million in fiscal year 2014.

Dairy

Profit / (loss) from operations of this segment increased Ps. 5.1 million (488.5%), from a loss of Ps. 1.0 million in fiscal year 2013 to an income of Ps.4.0 million in fiscal year 2014.

Sugarcane

Profit / (loss) from operations of this segment decreased by Ps. 46.9 million (172.5%), from a gain of Ps. 27.2 million in fiscal year 2013 to a loss Ps.19.7 million in fiscal year 2014.

Agricultural Rental and Services

Profit / (loss) from operations of this segment decreased by Ps. 3.4 million (29.7%), from a Ps. 11.5 million gain in fiscal year 2013 to a Ps. 8.1 million gain in fiscal year 2014.

Land Transformation and Sales
Profit / (loss) from operations of this segment decreased by Ps. 54.5 million (41.1%), from a gain of Ps.132.6 million in fiscal year 2013 to a gain of Ps.78.0 million in fiscal year 2014.

Agro-industrial

Profit / (loss) from operations of this segment decreased by Ps. 31.5 million (106.4%), from a loss of Ps. 29.6 million in fiscal year 2013 to a gain of Ps.1.9 million in fiscal year 2014.

Other Segments

Profit / (loss) from operations of this segment decreased by Ps. 12.7 million (69.0%), from a gain of Ps.18.4 million in fiscal year 2013 to a gain of Ps.5.7 million in fiscal year 2014.

Urban Properties and Investments Business

Profit / (loss) from operations of this business increased Ps.158.9 million (14.7%) from an income of Ps.1,081.4 million in fiscal year 2013 to an income of Ps.1,240.3 million in fiscal year 2014. This was mainly due to an increase of Ps. 316.2 million in the Shopping Center Properties, Offices, Sales and Developments, Hotels and Financial operations and Others segment, partially offset by a Ps. 159.3 million reduction in the International segment.

Shopping Center Properties

Profit / (loss) from operations of our Shopping Center Properties segment increased by 26.1%, from a gain of Ps. 686.0 million in fiscal year 2013 to a gain of Ps. 864.7 million in fiscal year 2014.

Profit / (loss) from operations of our Shopping Center Properties segment as a percentage of revenues derived from this segment stood at approximately 62.0% in both fiscal years.

Offices

Profit / (loss) from operations of our Offices segment increased by 29.5%, from a gain of Ps. 123.6 million in fiscal year 2013 to a gain of Ps. 160.0 million in fiscal year 2014.

Profit / (loss) from operations of our Offices segment as a percentage of revenues derived from this segment increased from 43.5% in fiscal year 2013 to 48.0% in fiscal year 2014.

Sales and Developments

Profit / (loss) from operations of our Sales and Developments segment increased by 40.0%, from a gain of Ps. 170.4 million in fiscal year 2013 to a gain of Ps. 238.5 million in fiscal year 2014.

Profit / (loss) from operations of our Sales and Developments segment, as a percentage of the revenues derived from this segment, increased from 124.2% in fiscal year 2013 to 285.8% in fiscal year 2014.

Hotels

Profit / (loss) from operations of our Hotels segment went from a loss of Ps. 22.4 million in fiscal year 2013 to a gain of Ps. 10.2 million in fiscal year 2014.

International

Profit / (loss) from operations of our International segment decreased from a gain of Ps. 129.3 million in fiscal year 2013 to a loss of Ps. 30.0 million in fiscal year 2014.

Financial Operations and Others

Profit / (loss) from operations of our Financial Operations and Others segment increased from a loss of Ps. 5.5 million in fiscal year 2013 to a loss of Ps. 3.2 million in fiscal year 2014.

Share of (loss) / profit of associates and joint ventures

Share of (loss) / profit of associates and joint ventures decreased Ps. 398.9 million, from a Ps. 9.8 million loss in fiscal year 2013 to a Ps. 408.7 million loss in fiscal year 2014, mainly due to:

•	a reduction of Ps. 415.9 million in the share of (loss) / profit from our interest in companies related to our Urban Properties and Investments business recorded in fiscal year 2014;

•	partially offset by a Ps. 2.3 million increase in the Agricultural business, mainly as a result of the revenues derived from the investment in Agro-Uranga (Crops segment).

Net financial results

We had a higher net financial loss of Ps. 1,665.6 million, from a loss of Ps. 908.8 million in fiscal year 2013 to a loss of Ps. 2,574.4 million in fiscal year 2014. This was primarily due to:

•	a higher loss of Ps. 1,417.8 million in net exchange differences in fiscal year 2014;

•	a higher loss of Ps. 207.7 million in net financial interest recorded in fiscal year 2014;

•	a higher income of Ps. 23.9 million in revaluation of receivables from sale of farms in fiscal year 2014;

•	a higher loss of Ps. 358.2 million in derivative financial instruments in fiscal year 2014; and

•	a higher income of Ps. 294.7 million generated by the results from financial transactions and other in fiscal year 2014.

Our net financial loss in fiscal year 2014 was mainly attributable to (i) a Ps. 1,900 million loss generated by exchange differences mainly as a result of a higher liability position in US Dollars due to the issuance of new series of notes; (ii) a loss of Ps. 737.9 million generated by interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates; and (iii) a loss of Ps. 315.6 million generated mainly by derivative instruments due to IDBD’s tender offer.

There was a 50% variation in the U.S. Dollar buying rate during fiscal year 2014 (it increased from Ps. 5.348 as of June 30, 2013 to Ps. 8.033 as of June 30, 2014) as compared to the previous fiscal year, when the U.S. Dollar quotation had experienced a smaller variation, of 19% (from Ps. 4.487 as of June 30, 2012 to Ps. 5.348 as of June 30, 2013).

Income tax

Our income tax expense decreased Ps. 422.9 million, from a Ps. 33.5 million loss in fiscal year 2013 to Ps. 389.4 million income in fiscal year 2014. The Company recognizes the income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements.  The main temporary differences for the Agricultural business derive from valuation of cattle stock and sale and replacement of property, plant and equipment, while those corresponding to the Urban Properties and Investments business derive from the sale and replacement of investment properties.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements, has been applied to the identified temporary differences and tax losses.

Profit / (loss) for the Fiscal Year

Due to the above mentioned factors, our profit / (loss) for the fiscal year decreased by Ps. 1,562.7 million (1,012.8%) from a net income Ps. 154.3 million for fiscal year 2013 to a net loss Ps. 1,408.4 million in fiscal year 2014. Profit / (loss) for fiscal years 2014 and 2013 is attributable to the controlling company’s shareholders and non-controlling interest, as per the following detail:

•
Profit / (loss) attributable to the controlling company’s shareholders decreased by Ps. 1,041.0 million, from a loss of Ps. 26.9 million in fiscal year 2013 to a loss of Ps. 1,067.9 million in fiscal year 2014; and

•
the non-controlling interest in controlled companies decreased by Ps. 521.7 million (287.9%), from an income of Ps. 181.2 million in fiscal year 2013 to a loss of Ps. 340.5 million in fiscal year 2014, mainly due to a reduction of Ps. 69.2 million in Brasilagro, a reduction of Ps. 392.2 million in our subsidiary IRSA, and a reduction of Ps. 59.9 million in other companies from the Urban Properties and Investments business.

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

Our liquidity and capital resources include our cash and cash equivalents, proceeds from operating activities, sales of investment properties, trading properties and farms, obtained bank borrowings, long-term debts incurred and capital funding.

Cash Flows

The table below shows our cash flow for the fiscal years ended June 30, 2015, 2014 and 2013:

	For the fiscal year ended June 30,
	2015	2014	2013
	(in millions of Pesos)
Net cash generated by operating activities	494.5	883.2	648.5
Net cash generated from/ (used in) investing activities	873.9	(885.9)	(93.0)
Net cash used in financing activities	(1,778.2)	(446.2)	(17.2)
Net (decrease) increase in cash and cash equivalents	(409.8)	(449.0)	538.3

As of June 30, 2015, we had cash and cash equivalents of Ps. 633.7 million, a decrease compared to Ps. 1,003.0 million as of June 30, 2014. The decrease was primarily due to cash outflows related with the cancellation of non-convertible notes, financial loans and financial interests for Ps. 3,205.9 million, the repurchase of non-convertibles notes and equity interest for Ps. 337.9 million, the payment of derivative financial instruments for Ps. 233.1 million, the acquisition of investments in financial assets for Ps. 4,609.6 million, the acquisition of investment properties for Ps. 249.7 million, the acquisition of property, plant and equipment for Ps. 220.6 million, and capital contributions and acquisitions of interest in associates and joint ventures for Ps. 1,368.0 millions; partially offset by the cash inflows from operating activities of Ps. 494.5 million, the issuance of non-convertible notes for Ps. 693.4 million, an increase in the short and long-term debt of Ps. 1,497.8 million, and the disposal of investments in financial assets, investment properties and farms for Ps. 4,486.6 million, Ps. 2,446.7 million and Ps. 326.0 million, respectively.

As of June 30, 2014, we had cash and cash equivalents of Ps. 1,003.0 million, a decrease compared to Ps. 1,047.6 million as of June 30, 2013. The decrease was primarily due to cash inflows from operating activities of Ps. 883.2 million, the issuance of non-convertible notes for Ps. 1,051.8 million, an increase in the short and long-term debt of Ps. 793.5 million, and the disposal of investments in financial assets, investment properties and farms for Ps. 3,870.8 million, Ps. 402.2 million and Ps. 125.9 million, respectively;  partially offset by the cash outflows related with the cancellation of non-convertible notes, financial loans and financial interests for Ps. 1,966.6 million, the acquisition of investments in financial assets for Ps. 3,683.0 million, the payment of dividends for Ps. 243.6 million, the acquisition of investment properties for Ps. 271.9 million, the acquisition of property, plant and equipment for Ps. 133.4 million, and capital contributions and acquisitions of interest in associates and joint ventures for Ps. 1,192.1 millions.

As of June 30, 2015, we had negative working capital of Ps. 251.2 million (calculated as current assets less current liabilities as of such date).

We believe our working capital (calculated by subtracting current liabilities from current assets) and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt financing or equity issuances or through the sale of selected non-core assets. For more information about our liquidity please see “Item 3(d) Risk Factors” and “Recent Developments.”

On September 10, 2015, IRSA Commercial Properties closed the sale to an unrelated third party of 5,963 square meters in the Intercontinental Plaza Building. The purchase price was Ps.324.5 million, which has been fully paid. For more information see “Recent Development”.

On September 18, 2015, IRSA Commercial Properties issued Series I Notes in an aggregate principal amount of Ps.407.3 million. Series I Notes have a maturity of 18 months from its issue date. In addition, on October 16, 2015 IRSA filed to de CNV the updated document of the Global Note Program for up to US$ 300,000,000.

On November 6, 2015, IRSA closed the sale to an unrelated third party of 864 square meters of Maipú 1300 Builidng, that represent two floors of office space, and 4 parking units. After such sale, 2,134 square feet remain in our portfolio. The purchase price was U$S 3 million, which has been fully paid.

Net cash provided by operating activities

Fiscal Year ended June 30, 2015 and 2014

Net cash provided by operations decreased from a net cash inflow of Ps.883.2 million during fiscal year ended June 30, 2014 to a net cash inflow of Ps. 494.5 million during fiscal year ended June 30, 2015. The decrease in net cash provided by operating activities was primarily due to a decrease in biological assets of Ps. 171.9 million and an increase of Ps. 748.2 million in trade and other receivables; that was partially offset by an increase of Ps. 295.6 million in operating gains, a decrease in inventories of Ps. 65.2 million and an increase of Ps. 314.7 million in trade and other payables during fiscal year ended June 30, 2015 compared to fiscal year ended June 30, 2014.

Our operating activities resulted in net cash inflows of Ps. 494.5 million for the fiscal year ended on June 30, 2015, mainly due to operating gains of Ps. 1,199.7 million, an increase of Ps. 144.8 million in trade and other payables, a decrease of Ps. 114.6 million in biological assets, and an increase of Ps. 84.9 million in payroll and social security liabilities, partially offset by the income tax paid of Ps. 429.9 million, an decrease of Ps. 131.7 million in inventories, and an increase of Ps. 748.2 million in trade and other receivables.

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

Our operating activities resulted in net cash inflows of Ps. 883.2 million for the fiscal year ended on June 30, 2014, mainly due to operating gains of Ps. 903.8 million, a decrease of Ps. 268.3 million in trade and other receivables, a decrease of Ps. 286.6 million in biological assets, and an increase of Ps. 71.6 million in payroll and social security liabilities, partially offset by the income tax paid of Ps. 279.9 million, an increase of Ps. 196.8 million in inventories, and a decrease of Ps. 170.0 million in trade and other payables.

Net cash used in investing activities

Fiscal Year ended June 30, 2015 and 2014

Net cash used in investing activities increased from a net cash outflow of Ps. 885.9 million during fiscal year ended on June 30, 2014 to a net cash inflow of Ps. 873.9 million during fiscal year ended on June 30, 2015. This variation was mainly due to a decrease in acquisition of investment properties for Ps. 22.2 million, an increase of cash arising from the sale of farms for Ps. 200.0 million, an increase in the inflows of cash arising from the sale of financial instruments for Ps. 615.8 million and the sale of investment properties for Ps. 2,044.5 million; this increase was partially offset by an increase in acquisitions of investments in financial assets for Ps. 926.6 million, a decrease in acquisition of interest in associates and joint ventures for Ps. 109.8 million and an increase in acquisition  of property, plant and equipment for Ps. 87.2 million during fiscal year ended June 30, 2015 compared to fiscal year ended June 30, 2014.

Our investing activities resulted in net cash inflows of Ps. 873.9 million for the fiscal year ended on June 30, 2015 mainly due to the sale of financial instruments, farms, investment properties and associates and joint ventures for Ps. 4,486.6 million, Ps. 326.0 million, Ps. 2,446.7 million, and Ps. 55,8 million, respectively, and dividends collected for Ps. 18.0 million; partially offset by cash outflows related to acquisitions of investments in financial assets for Ps. 4,609.6 million, investment properties for Ps. 249.7 million, property, plant and equipment (including advances) for Ps. 234.6 million and subsidiaries, associates and joint ventures for Ps. 1,241.6 million, and capital contributions to associates and joint ventures for Ps. 126.4 million.

Fiscal Year ended June 30, 2014 and 2013

Net cash used in investing activities increased from a net cash outflow of Ps. 93.0 million during fiscal year ended on June 30, 2013 to a net cash outflow of Ps. 885.9 million during fiscal year ended on June 30, 2014. This variation was mainly due to an increase in acquisitions of investments in financial assets for Ps. 1,944.0 million, an increase in acquisition of interest in associates and joint ventures for Ps. 1,105.9 million, an increase in acquisition of investment properties for Ps. 58.9 million, and a decrease in the inflows of cash arising from the sale of  farms for Ps. 104.5 million; this increase was partially offset by an increase in the inflows of cash arising from the sale of financial instruments for Ps. 2,002.3 million and the sale of investment properties for Ps. 273.6 million, and a decrease in the outflows of cash applied in loans granted to associates and joint ventures for Ps. 57.7 million and acquisition of subsidiaries for Ps. 117.9 million during fiscal year ended June 30, 2014 compared to fiscal year ended June 30, 2013.

Our investing activities resulted in net cash outflows of Ps. 885.9 million for the fiscal year ended on June 30, 2014 mainly due to acquisitions of investments in financial assets for Ps. 3,683.0 million, investment properties for Ps. 271.9 million, property, plant and equipment (including advances) for Ps. 163.1 million and subsidiaries, associates and joint ventures for Ps. 1,131.8 million, and capital contributions to associates and joint ventures for Ps. 60.3 million; partially offset by cash inflows related to the sale of financial instruments, farms, investment properties and associates and joint ventures for Ps. 3,870.8 million, Ps. 125.9 million, Ps. 402.2 million, and Ps. 22.8 million, respectively, and dividends collected for Ps. 22.4 million.

Net cash used in financing activities

Fiscal Year ended June 30, 2015 and 2014

Net cash used in financing activities decreased from a net cash outflow of Ps.446.2 million during fiscal year ended June 30, 2014 to a  net cash outflow of Ps. 1,778.2 million during fiscal year ended June 30, 2015, mainly due to an increase of Ps. 494.9 million in the cancellation of non-convertible notes and financial interests, an increase of Ps. 744.4 million in payments of financial loans, a decrease in the inflow of cash arising from the issuance of non-convertible notes for Ps. 358.4 million, an increase of Ps. 31.1 million in acquisitions of non-controlling interest, an increase in the repurchase of non-convertible notes for Ps. 141.6 million, a decrease in the proceeds from derivative financial instruments for Ps. 60.7 million and a decrease of Ps. 123.1 million in contributions from non-controlling interest; the decrease was partially offset by an  increase in the cash arising from borrowings from financial entities for Ps. 704.3 million, a decrease in dividends paid for Ps. 210.1 million, a decrease in the repurchase of non-convertible notes for Ps. 64.9 million and an increased of Ps. 181.5 million in sale of equity in subsidiaries to non-controlling interest, during fiscal year ended June 30, 2015 compared to fiscal year ended June 30, 2014.

Our financing activities resulted in net cash outflows of Ps. 1,778.2 million for the fiscal year ended on June 30, 2015 mainly due to the cancellation of non-convertible notes, financial loans and financial interests for Ps. 1,072.0 million, Ps. 1,334.5 million and Ps. 799.4 million, respectively, payment of dividends for Ps. 33.5 million, payment of seller financing of shares for Ps. 105.9 million, capital reduction of subsidiaries for Ps. 228.1 million, payment of derivative financial instruments for Ps. 233.1 million, and repurchase of non-convertible notes and equity interest for Ps. 305.0 million and Ps. 32.9 million, respectively; partially offset by cash inflows associated with the issuance of non-convertible notes for Ps. 693.4 million, borrowings taking from financial entities for Ps. 1,497.8 million and from associates and joint ventures for Ps. 22.2 million, contribution from non-controlling interest for Ps. 15.9 million, and sale of equity in subsidiaries to non-controlling interest for Ps. 181.8 million.

Fiscal Year ended June 30, 2014 and 2013

Net cash used in financing activities decreased from Ps.17.2 million during fiscal year ended June 30, 2013 to Ps. 446.2 million during fiscal year ended June 30, 2014, mainly due to an increase of Ps. 577.6 million in the cancellation of non-convertible notes and financial interests, an increase of Ps. 81.6 million in payments of financial loans, a decrease in the cash inflows of cash arising from borrowings from financial entities for Ps. 85.2 million and from associates and joint ventures for Ps. 53.5 million; the decrease was partially offset by an increase  in the inflow of cash arising from the issuance of non-convertible notes for Ps. 251.4 million, a decrease of Ps. 48,7 million in acquisitions of non-controlling interest, a decrease of Ps. 147.8 million in distribution of share capital of subsidiaries, and an increase  of Ps. 131.0 million in contributions from non-controlling interest, during fiscal year ended June 30, 2014 compared to fiscal year ended June 30, 2013.

Our financing activities resulted in net cash outflows of Ps. 446.2 million for the fiscal year ended on June 30, 2014 mainly due to the cancellation of non-convertible notes, financial loans and financial interests for Ps. 799.6 million, Ps. 590.1 million and Ps. 576.9 million, respectively, payment of dividends for Ps. 243.6 million, and repurchase of non-convertible notes and equity interest for Ps. 163.5 million and Ps. 97.7 million, respectively; partially offset by cash inflows associated with the issuance of non-convertible notes for Ps. 1,051.8 million, borrowings taking from financial entities for Ps. 793.5 million and from associates and joint ventures for Ps. 17.2 million, contribution from non-controlling interest for Ps. 139.1 million, and proceeds from derivative financial instruments for Ps. 62.2 million.

Indebtedness

As of June 30, 2015, we had total loans in the amount of Ps. 8,299.1 million. The table below sets forth our indebtedness by maturing date:

	Schedule of Maturities or Amortization
	Currency	LESS THAN 1 YEAR (1)	MORE THAN 1 YEAR AND UP TO 2 YEARS	MORE THAN 2 YEARS AND UP TO 3 YEARS	MORE THAN 3 YEARS AND UP TO 4 YEARS	MORE THAN 4 YEARS	TOTAL(2)	ANNUAL AVERAGE INTEREST RATE
	(in million Pesos, constant currency as of June 30, 2015) (3)
Bank and Other debt
Bank loans (4)	Ps.	616.0	-	-	-	-	616.0	15.01%; 22.54%
Bank loans	Ps.	7.6	6.6	3.3	-	-	17.5	Floating
Bank loans (3)	US$	10.2	13.8	20.7	20.7	62.4	127.8	Floating
Bank loans (4)	Ps.	687.4	5.8	2.3	-	-	695.5	20.2%'
Bank loans (4)	Ps.	106.5	-	-	-	-	106.5	22.51%
Other borrowings	NIS	15.1	-	-	-	-	15.1	n/a
Secured bank loans (3)	R$	139.2	40.2	39.8	38.0	43.1	300.3	Floating
Cresud’s Series XIV Notes (3)	US$	0.1	-	290.2	-	-	290.3	1.50%
Cresud’s Series XV Notes	Ps.	120.8	-	-	-	-	120.8	23.67%
Cresud’s Series XVI Notes (3)	US$	5.0	-	499.3	499.3	-	1,003.6	1.50%
Cresud’s Series XVII Notes	Ps.	172.6	-	-	-	-	172.6	Badlar + 250 bps
Cresud’s Series XVIII Notes (3)	US$	1.1	-	-	154.0	154.0	309.1	4.00%
Cresud’s Series XIX Notes	Ps.	0.8	185.7	-	-	-	186.5	27.5% ; Badlar + 350 bps
Cresud’s Series XX Notes (3)	US$	0.8	56.2	-	-	-	57.0	2.5%
IRSA Commercial Properties’s Series I Notes (3)	US$	10.7	1,021.8	-	-	-	1,032.5	7.88%
IRSA’s Series I Notes (3)	US$	47.3	1,352.7	-	-	-	1,400.0	8.50%
IRSA’s Series II Notes (3)	US$	62.8	-	-	-	1,202.1	1,264.9	11.50%
IRSA’s Series I Notes	Ps.	214.1	-	-	-	-	214.1	Badlar + 395 bps
IRSA’s Series II Notes	Ps.	0.3	10.7	-	-	-	11.0	Badlar + 450 bps
Syndicated loans	Ps.	75.5	-	-	-	-	75.5	15.01% ; 15.25%
Secured seller financing (3)	US$	-	-	-	-	71.0	71.0	n/a
Seller financing (3)	R$	143.1	-	-	-	-	143.1	Floating
Finance lease obligations (3)	R$	9.9	6.6	3.2	2.6	-	22.3	6.92%'
Secured finance lease obligations (3)	US$	1.9	0.8	0.6	-	-	3.3	10.75% ; from 7.14 to 13.28%
Secured obligations	Bol.	3.1	3.4	-	-	-	6.5	From 7 to 10.19%
Related parties	Ps.	7.8	14.4	-	-	-	22.2	Floating
Related parties	Ps.	6.4	5.9	1.8	-	-	14.1	15.25; 24%; Badlar + 300 bps
Total bank and other debt		2,466.1	2,724.6	861.2	714.6	1,532.6	8,299.1

(1) Includes accrued interest.
(2) Figures may not sum due to rounding.
(3) Exchange rate as of June 30, 2015 US$ 1.00 = Ps.9.088, R$ 1.00 = Ps.2.93 and NIS 1.00 = Ps. 2.407
(4) Includes bank overdrafts.

CRESUD’s Outstanding Notes

On September 7, 2011, we issued Series VIII Notes which are denominated in U.S. Dollars in a principal nominal amount of US$ 60 million, due 36 months after the issue date and fully repayable at maturity. They bear interest at a fixed rate of 7.5% payable semiannually on September 7 and March 7 each year.

As of June 30, 2015 this class has been fully paid.

On June 21, 2012, we issued three new series of Notes for a total amount of Ps. 383.5 million under our Global Note Program:

  Series IX Notes, for a principal amount of Ps. 161.0 million, maturing 18 months after the issue date, and accruing interest at a variable rate (BADLAR Privada + 300 basis points), payable on quarterly basis in arrears, and the principal amount is payable in quarterly payments due within 12, 15 and 18 months from the issue date.
  Series X Notes, for a principal amount of US$ 31.5 million (equivalent to Ps. 142 million at issue date), maturing 24 months after the issue date, and payable in Pesos at an applicable exchange rate in connection with each payment date. The notes accrue interest at a fixed rate of 7.75% per annum, payable quarterly basis in arrears, and the principal amount is payable in quarterly payments due within 18, 21 and 24 months from the issue date.

  Series XI Notes, for a nominal value of Ps. 80.5 million due 36 months after the issue date, accrues interest at a variable rate (Badlar plus 375 basis points). These are paid on a quarterly basis in arrears while amortization is made in three consecutive payments, the first two payments in an amount equal to 33.33% each of the face value, and the last one in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Series XI Notes on the 24th, 30th and 36th months from the issue date.
As of June 30, 2015 these classes have been fully paid.

On September 19, 2013, the Company issued Series Five of the Second Tranche of Series X Notes for a nominal value of US$ 30 million. As a consequence, the aggregate principal amount of Series X Notes was US$ 61.5 million, taking into consideration the US$ 31.5 million issued on June 21, 2012. The Second Tranche of Series X Notes is fully exchangeable for Series X Notes.

As of June 30, 2015 this class has been fully paid.

On February 22, 2013, we issued two new series of Notes for a total amount of Ps. 500 million under our Global Note Program:
  Series XII Notes, for a principal amount of Ps. 102.1 million, maturing 21 months after the issue date, and accruing interest at a variable rate (BADLAR Private + 410 basis points), payable on quarterly basis in arrears, and the principal amount is payable in quarterly payments due within 15, 18 and 21 months after the issue date.
  Series XIII Notes, for a principal amount of US$ 79.4 million (equal to Ps. 397.9 million at issue date), maturing 27 months after the issue date, and payable in Pesos at an applicable exchange rate in connection with each payment date. The notes accrue interest at a fixed rate of 1.90% per annum, payable quarterly basis in arrears, and the principal amount is payable in quarterly payments due within 24 and 27 months after the issue date.
As of June 30, 2015 these classes have been fully paid.

On May 22, 2013, we issued series XIV Notes for a total amount of US$ 32 million (equivalent to Ps. 167.5 million at issue date) under our Global Note Program, which will mature from 60 months from the issue date, the aforementioned notes will be payable in Pesos at an applicable exchange rate in connection with each payment date. The notes accrue interest at a fixed rate of 1.5% per annum, on payable quarterly basis in arrears, and the principal amount is payable in quarterly payments due within 54 and 60 months after the issue date.

On November 18, 2013, we issued two new series of Notes for a total amount of Ps. 828 million under our Global Note Program:
  Series XV Notes, for a principal amount of Ps. 176.4 million, maturing 24 months after the issue date, and accruing interest at a variable rate (BADLAR Private + 399 basis points), payable on quarterly basis in arrears, and the principal amount is payable in quarterly payments due within 18, 21 and 24 months after the issue date.
  Series XVI Notes for a total amount of US$ 109.11 million with an issuance price of 102.3% (equivalent to Ps. 661.2 million at issue date), which will mature from 60 months from the issue date, the aforementioned notes will be payable in Pesos at an applicable exchange rate in connection with each payment date. The notes accrue interest at a fixed rate of 1.5% per annum, on payable quarterly basis in arrears, and the principal amount is payable in quarterly payments due within 54 and 60 months after the issue date.
On September 12, 2014, the Ninth Series of simple corporate notes was issued in the equivalent amount of Ps. 455.3 million, in two classes.
  Series XVII Notes, for a face value of Ps. 171.8 million and falling due 18 months after the issuance date, will accrue interest at a variable rate (Badlar plus 250 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment 18 months following the issuance date. The issuance price was 100.0% of the nominal value.
  Series XVIII Notes, for a face value of US$ 33.7 million, with an issuance price of 102.179% of the nominal value resulting US$ 34.4 million equivalent to Ps. 289.7 million at issuance date and falling due 60 months after the issuance date, will accrue interest at fixed annual rate of 4%. Interest will be payable quarterly in arrears whereas the principal will be amortized in two consecutive payments on the 54 and 60 months following the issuance date.
On March 13, 2015, the tenth Series of simple corporate notes was issued in the amount equivalent to Ps. 352.8 million nominal value, in two classes.
  Series XIX Notes, for a face value of Ps. 187.0 million and falling due 18 months after the issuance date, will accrue interest at fixed rate of 27.5% during the first twelve months and will accrue interest at floating rate the remaining six months (Badlar plus 350 basis points). The issuance price was 100% of the nominal value.  Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment 18 months following the issuance date.
  Series XX Notes, for a face value of US$ 18.2 million, with an issuance price of 104% of the nominal value resulting US$ 18.9 million equivalent to Ps. 165.8 million and falling due 24 months after the issuance date, will accrue interest at fixed annual rate of 2.5%. Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment 24 months following the issuance date.
On August 12, 2015 the Eleventh Tranche of Notes was issued, comnsisting of two series, Series XXI and XXII, for a principal amount of Ps. 396.2 million, under the US$ 300 Million Program approved by the Shareholders’ Meeting. For more information see “Recent Development.”

IRSA’S Series I and II Notes due 2017 and 2020

On February 2, 2007, IRSA issued US$ 150 million at a nominal fixed rate 8.5%. The notes are due February 2017 and principal is paid at maturity. Interest is payable on February and August of each year from August 2007.

This issue was in the framework of the global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution N° 15,529 and 15,537 of the CNV dated December 7 and December 21, 2007. On February 25, 2010, the Board of Directors of IRSA expanded the amount to up to US$ 400 million as mandated by the Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009.

As part of the expanded program, on July 20, 2010 IRSA issued NCN for an amount of US$ 150 million at a nominal fixed rate of 11.5%. The notes are due July 2020 and principal is paid at maturity. Interest is payable on January 20 and June 20 of each year from January 20, 2011.

IRSA NCN due 2017 and 2020 contain certain customary covenants and restrictions, including among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies.

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

Restricted payments include restrictions for payment of dividends and other outflows relating to prepayments of indebtedness or to acquisition of certain investments. These restricted payments could not be made in excess of the sum of:

•
50% of IRSA’s cumulative consolidated net income; or 75% of IRSA’s cumulative consolidated net income if the coverage of consolidated interest ratio is at least 3.0 to 1; or 100% of IRSA’s cumulative consolidated net income if the coverage of consolidated interest ratio is at least 4.0 to 1;

•	net cash proceeds from new capital contributions;

•	reduction of the indebtedness of IRSA or its restricted subsidiaries;

•	reduction in investments in debt certificates (other than permitted investments); and

•	distributions received from unrestricted subsidiaries.

Issuance of Series III and Series IV Notes

On February 10, 2012, IRSA issued an aggregate principal amount of Ps. 300 million under the US$ 300 Million Program approved by the Shareholders’ Meeting:

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

IRSA’S Series V and VI Notes due 2015 and 2017

On February 26, 2014, Series V and VI were issued for an amount of Ps. 220.2 million. Company's NCN due 2015 and Company's NCN due 2017 both contain certain customary covenants and restrictions, including among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies.

Series V Notes ("Class V"), were issued for an amount of Ps. 209.4 million. The securities were issued at par value and priced at a floating interest rate equal to Badlar rate plus 395 basis points. The principal of Class V will be repaid through a single payment on the maturity date. Class V matures within 18 months from the date of issue. Interest will be paid quarterly. Class V is fully canceled.

Series VI Notes ("Class VI"), were issued for an amount of Ps. 10.8 million. The securities were issued at par value and priced at a floating interest rate equal to Badlar rate plus 450 basis points. The principal of Class VI will be repaid through a single payment on the maturity date. Class VI matures within 36 months from the date of issue. Interest will be paid quarterly on May 26, 2014, August 26, 2014, November 26, 2014, February 26, 2015, May 26, 2015 and August 26, 2015, November 26, 2015, February 26, 2016, May 26, 2016, August 26, 2016, November 28, 2016 and February 27, 2017.

IRSA Commercial Properties Series I Notes

On May 11, 2007, IRSA Commercial Properties issued two parts of notes for a total amount of US$ 170 million. One of the series (Series I) consists of US$ 120 million notes at a nominal fixed rate of 7.87% due May 2017 while the other (Series II) comprises Ps. 154.0 million (equivalent to US$ 50 million) notes at a nominal fixed rate of 11.0% due in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year from November 11, 2007; principal due in May 11, 2017. Interest on the Series II was paid on June 11 and December 11 of each year from December 11, 2007; principal was due in seven equal and consecutive semi-annual installments from June 11, 2009. As of June 30, 2012, Series II is completely canceled.

These issuances were part of a global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution N° 15,614 of the CNV dated April 19, 2007. On October 29, 2009, the Ordinary and IRSA Commercial Properties' Extraordinary Meeting of Shareholders expanded the amount to up to US$ 400 million.

IRSA Commercial Properties Series I Notes due 2017 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and total or partial disposal of the assets of IRSA Commercial Properties. For additional indebtedness IRSA Commercial Properties is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges.

Issuance of Series I Notes

On September 18, 2015 we issued Series I Notes under our Global Note Program in an aggregate principal amount of Ps.407.3 million. Series I Notes have a maturity of 18 months from its issue date, and will bear a mixed interest rate of 26.5% per year during the first three months, and Private Badlar Rate (Tasa Badlar Privada) plus 400 bps per year during the remaining period, playable on a quarterly basis. For more information see “Recent Development.”

Other Debts

CRESUD

Banco Ciudad Financial Loan

On January 10, 2012, we subscribed a loan with Banco Ciudad for a total amount of US$ 20 million, disbursable in several installments.

The principal amount accrues interest at the higher of an annual nominal rate equal to the 180 day LIBOR rate plus a spread of 300 basis points or an annual nominal fixed rate of 6%. Interest is payable semi-annually and the principal amount is repayable on an annual basis, starting on the second anniversary of the first disbursement.

As of June 30, 2015, disbursements had been made for a total amount of US$ 15.2 million. The loan proceeds will be used for an investment project consisting of reconverting for agricultural purposes 15,934 hectares in the “Los Pozos” farm, currently assigned to livestock breeding.

Production Investment Loan

On December 5, 2012, we subscribed a loan with Banco de la Provincia de Buenos Aires for an amount of Ps. 24.0 million, under the credit facility for production investment described in Communication A 5319 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.01%, with interest payable on a semi-annual basis, and matures 42 months after the disbursement date. The principal amount is repayable in 7 semi-annual installments, with the first installment falling due in June 2013.

FyO – Production Investment Loan

On November 22, 2013, FyO subscribed a loan with Banco Hipotecario for an amount of Ps. 840,000, under the credit facility for production investment described in Communication A 5449 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, with interest payable on a monthly basis, and matures 36 months after the disbursement date. There is a grace period of one year for the repayment of the principal amount, after which the principal is repayable in 24 monthly consecutive installments.

Bolivia Investment Loan

On December 17, 2012, Agropecuaria Acres Del Sud S.A., CRESUD’s subsidiary, subscribed a loan with Banco Económico S.A. for an amount of BOB 13.5 million. The loan accrues interest at a fixed rate of 7.45%, with interest and principal being payable semi-annually. The loan matures 60 months after the disbursement date. The loan proceeds were used to plant sugarcane in the 4 Vientos and Primavera farms and to fund infrastructure expenses in channels, roads and bridges in 4 Vientos.

Banco de la Pampa Loan

On August 3, 2012 we subscribed a loan with Banco de La Pampa for an amount of Ps.  20.0 million. The loan accrues interest at the Encuesta variable rate less 200 basis points, with an annual nominal rate subject to a bottom of 10.50% and a ceiling of 14.50%. There is a grace period of one year and a half for the repayment of the principal amount, after which it is repayable in 6 semi-annual consecutive installments. The loan proceeds were used to make working capital investments in our subsidiary Sociedad Anónima Carnes Pampeanas S.A.

IRSA

Hoteles Argentinos Loan

On December 26, 2013, Hoteles Argentinos S.A. (“HASA”), IRSA’s subsidiary, subscribed a loan with Banco Hipotecario for an amount of Ps. 5.0 million, under the credit line for productive investment provided under Communication “A” 5449 of the Central Bank. The loan accrues interest at a fixed rate of 15.25%, with interest payable on a monthly basis, and matures 36 months after the disbursement date. There is a grace period of one year for the repayment of the principal amount, after which the principal is repayable in 24 monthly consecutive installments.

Llao Llao Loan

On December 23, 2013, Llao Llao Resorts S.A. (“Llao LLao”), IRSA’s subsidiary, subscribed a loan with Banco Hipotecario for an amount of Ps. 4.0 million, under the credit line for productive investment provided under Communication “A” 5449 of the Central Bank. The loan accrues interest at a fixed rate of 15.25%, with interest payable on a monthly basis, and matures 36 months after the disbursement date. There is a grace period of one year for the repayment of the principal amount, after which the principal is repayable in 24 monthly consecutive installments.

Nuevas Fronteras Mortgage Loan

On December 30, 2014, Nuevas Fronteras S.A. (“Nuevas Fronteras”), IRSA’s subsidiary, subscribed a loan with Banco Hipotecario for Ps. 7.0 million, under the credit line for production investment described in Communication “A” 5600 issued by the Central Bank. The loan accrues interest at a fixed rate of 24.0% during the first twelve months and at a variable rate (corrected Badlar + 50 bps) during the remaining twenty-four months, payable monthly and it is due 36 months after the disbursement date. Principal is subject to one-year grace period and then it is payable in 24 consecutive monthly installments.

IRSA Propiedades Comerciales S.A. (“IRSA Commercial Properties”)

ARCOS Syndicated Loan

On November 16, 2012, IRSA Commercial Properties subscribed a syndicated loan with local banks in the amount of Ps. 118 million, under the credit line for production investment described in Communication “A” 5319 issued by the Central Bank. The loan accrues interest at a fixed rate of 15.01%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to one-year grace period and then it is payable in nine consecutive quarterly installments.

Bank Loans Communication 5319

On December 12, 2012 IRSA Commercial Properties subscribed a loan with Banco de la Provincia de Buenos Aires for Ps. 29.0 million, under the credit facility for production investment described in Communication “A” 5319 issued by the Central Bank. The loan accrues interest at a fixed rate of 15.01%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a 9-month grace period and then it will be repaid in 9 consecutive quarterly installments.

Neuquén Syndicated Loan

On June 12, 2013, IRSA Commercial Properties executed a syndicated loan with local banks in the amount of Ps. 111 million, under the credit facility for production investment described in Communication “A” 5380 issued by the Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 9 consecutive quarterly installments.

Capex Citibank 5449 – Other Loans

On December 23, 2013, IRSA Commercial Properties subscribed a loan with the Citibank N.A. local branch for an aggregate amount of Ps. 5.9 million, under the credit facility for production Investment described in Communication “A” 5449 issued by the Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable quarterly and it is due 39 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 9 consecutive quarterly installments.

Capex Citibank 5620 – Other Loans

On December 30, 2014, IRSA Commercial Properties subscribed a loan with the Citibank N.A. local branch for an aggregate amount of Ps. 10.3 million, under the credit facility for production Investment described in Communication “A” 5620 issued by the Central Bank. The loan accrues interest at a fixed rate of 26.50%, payable quarterly and it is due 36 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 9 consecutive quarterly installments.

Nuevo Puerto Santa Fe Loan

On December 26, 2013, NPSF, IRSA Commercial Properties’ subsidiary, executed a loan agreement with Banco Hipotecario for an aggregate amount of Ps. 10.0 million, under the credit facility for production investment described in Communication “A” 5449 issued by the Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 24 consecutive monthly installments.

Soleil Debt

On December 28, 2007, as a result of the purchase of Soleil plot of land, an agreement was executed with INCSA for the purpose of financing a balance price in the amount of US$ 12.6 million. Such loan accrues interest at a fixed rate of 5%, payable on annual basis. Principal shall be repaid when due on June 30, 2017. This financing agreement was prepaid in whole on August 22, 2014.

 Off balance sheet arrangements

We currently have no agreement that is not included in the balance sheet or significant transactions with non-consolidated entities that are not reflected in our consolidated Financial Statements. All of our interests and/or relationships with our subsidiaries or controlled entities on a joint basis are recorded in our consolidated Financial Statements.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology amounted to Ps.10.4 million, Ps.9.3 million and Ps.12.1 million for the fiscal years 2015, 2014 and 2013 respectively. Our total technology investments aim to increase the productivity of purchased land have amounted to Ps.445.2 million since fiscal year 1995.

We reach our objectives within this area through the implementation of domestic and international technological development projects focusing mainly on:

•	Quality and productivity improvement.
•	Increase in appreciation value of land through the development of marginal areas.
•
Increase in the quality of food in order to achieve global food safety standards. We aim to implement and perform according to official and private quality protocols that allow us to comply with the requirements of our present and future clients. Regarding official regulations, in 2003 we implemented the Servicio Nacional de Sanidad y Calidad Agroalimentaria law on animal identification for livestock in six farms. Simultaneously, in 2004 we implemented Global GAP Protocols (formerly EurepGap) with the objective of complying with European Union food safety standards and as a mean for continuous improvement of the internal management and system production of our farms. Our challenge is to achieve global quality standards.

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

D. TREND INFORMATION

International Outlook:

As reported by the International Monetary Fund (“IMF”) in its “World Economic Outlook” (“WEO”), global activity increased by 3.4% in 2014, and world growth is expected to reach 3.5% in 2015 and 3.8% in 2016. From 2015 to 2016, developed economies are expected to grow at values a bit in excess of 2%, driven by the growth in the United States of 3.1%, and in the Euro area, of 1.5%.

Emerging and developing economies have recorded growth rates similar to those seen last year, and they are expected to grow 4.3% and 4.7% by the end of 2015 and 2016. The recovery of developed economies should have a positive impact on trade, although it could be lessened by lower commodity prices.

During 2013 and 2014, the financial markets generally continued their pickup after their lower performance of 2011. The MSCI World index showed strong recovery during 2013, and a less strong recovery during 2014. On the other hand, the MSCI Emerging Markets index follows a negative trend since 2013. The continued currency stimulation programs in the world, led mainly by the FED, have brought most of the upsurge in the developed markets.

Argentine Economy:

Argentine growth forecasts were revised down again as compared to those of last year. The IMF reduced its projection for GDP growth in 2014 to 0.5% and projected a slight contraction in GDP for 2015 of 0.3%. This correction was mainly due to deteriorated external financing conditions.

Consumption remained as the main driver of economic activity, as shopping center and supermarket sales grew at rates of 33.3% and 26.1%, respectively, comparing May 2015 and the same last year period.

According to INDEC the unemployment rate was at 6.9% of the economically active population, showing a slight increase of 0.3% on a year-on-year basis in December. In turn, nominal salaries increased 31.5% during the same period.

Compared to the same period of the previous year, industrial activity decreased by 1.3% during the first half of 2015 (removing the seasonal component). Car production fell 11.8% on year-on-year basis in July 2015, the same as car exports, which fell 21.1%.

Regarding the balance of payments, in the first quarter of 2015 the current account deficit reached US$ 3,710 million, with US$ 452 million allocated to the goods and services trade balance, and US$ 3,231 million to the income account, which represents 72% of the foreign direct investment return.

During the past quarter, the financial account showed a surplus of US$ 5,379 million resulting from net income from the non-financial public sector and the BCRA for US$ 3,317 million, from the non-financial private sector for US$ 1,196 million, and from the financial sector for US$ 866 million.

The stock of international Reserves at the beginning of August 2015 stood at US$ 33,915 million, accounting for an increase of 17.4%, compared to last year and after the payment of the sovereign bond, BODEN 15, on October 3, 2015, the stock of of foreign currency reserves was US$ 27.7 billion.

Total gross external debt at the closing of March 2015 was estimated at US$ 145,931 million, an increase of US$ 1,840 million compared to the previous quarter.

The non-financial public sector and Argentine Central Bank debt for the quarter was estimated at US$ 78,154 million, an increase of 243 million from the previous quarter. The Argentine Central Bank’s liabilities increased by US$ 2,320 million mainly explained by disbursements and new tranche capitalization of the swap with the Popular Republic of China. The government security and bond outstanding balance diminished by US$ 1,702 million, mainly due to depreciation of the Euro with respect to the US Dollar and to a lesser extent due to secondary market transactions.

The non-financial private debt for the quarter was estimated at US$ 64,931 million, increasing by US$ 1,390 million compared to the previous quarter.

The financial sector debt excluding the Argentine Central Bank was estimated at US$ 2,846 million, showing an increase for the quarter of US$ 207 million.

In connection with the fiscal sector, revenues recorded a year-on-year increase of 33.9% as of May 2015, whereas primary expenditure grew by 34.3%, slightly over the increase in revenues, and was mostly oriented to items related to the sustainment of domestic demand.

In local financial markets, the Private Badlar rate in Pesos ranged from 19% to 23% in the period from July 2014 to June 2015, averaging 20.47% in June 2015 against 22.03% in June 2014. The Argentine Central Bank continued with its controlled floating exchange rate policy: the Peso sustained a 11.7% nominal depreciation in the period from July 2014 to June 2015.

In the fiscal year herein analyzed, Argentina’s country risk, measured as per the Emerging Market Bond Index, decreased by 93 basis points, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 631 basis points in June 2015, compared to the 304 paid by Brazil and the 194 paid by Mexico.

Product Prospects

The sources of the following information are the Ministerio de Agricultura, Ganadería y Pesca de la República Argentina and the United States Department of Agriculture (“USDA”).

Wheat

World wheat production for the 2015/2016 campaign is projected by USDA at 732.79 million tons, 7 million tons more than the 2014/2015 campaign. Estimated harvested area is expected to increase by almost 1 million hectares at global level, while production yields are expected to stay at similar levels as the 2014/2015 campaign. The wheat production forecast for Argentina is 10.5 million tons, 16% less than 2014/2015 campaign, with wheat planted area projected to decrease from 5.26 to 4 million hectares.

Corn

USDA projections for the 2015/2016 season estimates that world production will reach 972.60 million tons, showing a derease with respect to the previous year. 2015/2016 yield is estimated at 5.54 million tons per hectare, down 1.6% from previous campaign. In the case of Argentina, the planted area is expected to decrease from 3.20 to 3.10 million hectares, pushing the expected production down from 26.5 million to 25 million tons for the 2015/2016 campaign.

Soybean

The USDA projections for the 2015/2016 season estimates that the world soybean production will remain at its 2014/2015 levels, at 320.49 million tons. In particular, USDA estimates that Argentina’s soybean production will decrease by 3.8 million tons, to 57 million tons in the 2015/2016 campaign.

Cattle

According to the USDA projections, world beef production is projected at 58.4 million tons in 2015, down 1.3 million tons from previous year production. In the case of Argentina, the expected production remain stable for 2015 with 2.7 million tons. The beef cattle market has remained sound, with listed prices that surpassed the peaks set last spring when the Province of Buenos Aires became flooded.

Dairy

The USDA estimates show, that the world production of milk will increase from the 2014 production levels of 485 million tons to 493 million tons by the end of 2015. In the case of Argentina, production is expected to increase to 10.7 million tons in 2015, 3.6% lower than 2014 due to unfavorable weather early in the year and ongoing adverse economic situation. As the dairy sector shrinks leaving the more efficient farmers, milk yields per cow are expected to rise.

Argentina continues to be the third largest exporter of whole powdered milk in the world. Exports for 2015 are estimated at 180,000 tons.

For additional information about our Agricultural business, please see Item 4. Information on the Company “B, Business Overview - Agricultural Business”.

Evolution of Shopping Centers in Argentina

Private consumption continues to be the driver of economic activity. The Consumer Confidence Index (CCI), that measures the purchasing expectations, prepared by the Center for Research in Finances (Centro de Investigación en Finanzas) of the School of Business of Universidad Torcuato Di Tella increased by 30.9% in June 2015 compared to the same month in 2014. The metric stood at the highest level since January 2012, and only 10% below the highest historical record in January 2007. The evolution of the Shopping Centers segment shows evidence thereof. Based on the information released by the Argentine Institute of Censuses and Statistics (“INDEC”), in June 2015 the sales at current prices –without removal of the seasonality component- reached a total amount of Ps. 3,669 million, which represented a 26.5% increase compared to the same month in 2014.

In relation to the office market, according to Colliers International, the A+ and A office inventory in the City of Buenos Aires remained stable during the second quarter of 2015 at 1,646,885 sqm. With regard to the vacancy rate, there was a slight decrease from 8.1% in the first quarter of the year to 7.4% during the second quarter. The A+ buildings show a vacancy rate of 6.5% (6.9% in the previous period) and class A properties showed a vacancy rate of 7.9%, 1.1pp lower than the 9% recorded in the first quarter of 2015.

In terms of available footage, the second quarter of 2015 ended with 120,248 sqm offered for rental, 78% of which is represented by the sub-markets Macrocentro Sur, Zona Norte GBA and Puerto Madero. Net absorption recorded in the second quarter of the year was 12,838 sqm. This value is mainly explained by the performance of class A properties, while during the quarter an aggregate footage of 10,128 sqm has been absorbed. If the geographic distribution of this absorption is analyzed, it can be seen that the sub-market Zona Norte GBA accounts for 69% of this total area. Such area is followed –far behind- by the sub-markets Microcentro and Puerto Madero (accounting for 20 and 18%, respectively). Conversely, in Plaza Roma a negative absorption of 1,105 sqm was recorded, mainly explained by the vacancy of 6 floors in Torre Bouchard. In turn, the sub-markets Macrocentro, Macrocentro Sur and Plaza San Martin did no record changes in absorption, i.e. no new spaces have been occupied or have become vacant in the properties comprising such stock.

Average rental price recorded an increase in the second quarter from US$ 23.8 per square meter to US$ 24.7 per square meter. Upon performing an analysis by building category, it is shown that the average rental price of those in the A+ segment is US$ 26.3 per square meter (US$ 25.5 per square meter in the previous period), while the average price of those in class A is US$ 23.6 per square meter (US$ 22.7 per square meter in the previous quarter). In turn, the sub-market Macrocentro Norte is currently the market with the best prices in the market. The average value of the properties in such area amounts to US$ 31.2 per square meter (vacancy rate 2.8%).

Late in 2015, four new office buildings are expected to be included in the office inventory with a total footage of 44,000 sqm. Two of them will be located in the Plaza San Martín sub-market and the remaining ones will be located in Zona Norte C.A.B.A. and Macrocentro Sur. It should be noted that 38% of this new area will be subject to the LEED sustainability standards.

For information about Production and Sales, please see Item 5.A. “Consolidated Operating Results”.

E. OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of June 30, 2015, the value of transacted merchandise for which guarantees were granted amounted to Ps. 7.8 million. As of the date of this annual report, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this annual report, the value of transacted merchandise for which guarantees were granted amounted to Ps. 26.2 million.

Urban Properties and Investment Business

As of June 30, 2015, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table shows our contractual obligations as of June 30, 2015.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

As of June 30, 2015	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total (i)
Trade and other payables	943,713	11,001	4,698	2,582	-	961,994
Borrowings (excluding finance lease liabilities)	2,215,239	3,296,084	616,654	717,850	2,118,068	8,963,895
Finance lease	11,785	7,291	3,859	2,552	-	25,487
Derivative financial instruments	270,499	269,949	-	-	-	540,448
Total	3,441,236	3,584,325	625,211	722,984	2,118,068	10,491,824

(i)	Includes accrued and prospecting interest, if applicable.

G. SAFE HARBOR

See the discussion at the beginning of this Item 5 and “Disclosure regarding forward looking statements” in the introduction of this annual report, for forward-looking statement safe harbor provisions.

For information about Production and Sales, please see Item 5.A. “Consolidated Operating Results”.

Item 6.  Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

We are managed by a board of directors, which consists of ten directors and three alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board unlimited number of times. There are no arrangements or understandings pursuant to which any director or person from senior managements is selected.

Our current board of directors was elected at the shareholders’ meetings held on October 31, 2013, November 14, 2014 and October 30,2015, for terms expiring in the years 2016, 2017 and 2018, respectively.

Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo Sergio Elsztain	01/26/1960	Chairman	11/14/17	11/14/14	1994
Saúl Zang	12/30/1945	First Vice-Chairman	11/14/17	11/14/14	1994
Alejandro Gustavo Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/16	10/31/13	1994
Gabriel A.G. Reznik	11/18/1958	Regular Director	10/30/18	10/30/15	2003
Jorge Oscar Fernández	01/08/1939	Regular Director	10/30/18	10/30/15	2003
Fernando Adrián Elsztain	01/04/1961	Regular Director	06/30/16	10/31/13	2004
David Alberto Perednik	11/15/1957	Regular Director and Chief Administrative Officer	06/30/16	10/31/13	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Regular Director	10/30/18	10/30/15	2006
Daniel E. Mellicovsky	01/17/1948	Regular Director	11/14/17	11/14/14	2008
Alejandro Gustavo Casaretto	10/15/1952	Regular Director	11/14/17	11/14/14	2008
Gastón Armando Lernoud	06/04/1968	Alternate Director	11/14/17	11/14/14	1999
Enrique Antonini	03/16/1950	Alternate Director	06/30/16	10/31/13	2007
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/16	10/31/13	2007

(1)	The business address of our management is Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.
(2)	Term expires at the annual ordinary shareholders’ meeting.

Gabriel A. G. Reznik, Jorge Oscar Fernandez, Pedro Dámaso Labaqui Palacio, Daniel Elias Mellicovsky, Enrique Antonini and Eduardo Kalpakian, qualify as independent, in accordance with the CNV’s Rules.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is chairman of the board of directors of IRSA Inversiones y Representaciones Sociedad Anónima, Consultores Asset Management S.A., Arcos del Gourmet S.A., BACS Banco de Crédito & Securitización S.A., Banco Hipotecario S.A., Brasilagro Companhia Brasileira de Propiedades Agricolas, Tarshop S.A., E-Commerce Latina S.A., and Dolphin Netherlands BV, among other companies. He is also director of IDBD Development Corporation Ltd. Mr. Eduardo S. Elsztain is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding member of Zang, Bergel & Viñes law firm. He is chairman of Puerto Retiro S.A., first vice-chairman of IRSA Inversiones y Representaciones Sociedad Anónima and vice-chairman of IRSA Propiedades Comerciales S.A., Tarshop S.A., and Fibesa S.A., among other companies. He is also director of Banco Hipotecario S.A., Nuevas Fronteras S.A., Brasilagro Companhia Brasileira de Propiedades Agricolas, IDBD Development Corporation Ltd, BACS Banco de Crédito & Securitización S.A., Tarshop S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). Currently he is chairman of Fibesa S.A. and Cactus Argentina S.A., and second vice-chairman of IRSA Inversiones y Representaciones Sociedad Anónima. He is also vice-chairman of Nuevas Fronteras S.A., and Hoteles Argentinos S.A. He is also director of Brasilagro Companhia Brasileira de Propiedades Agricolas and Emprendimientos Recoleta S.A., among other companies. Mr. Alejandro Gustavo Elsztain is brother of our Chairman Mr. Eduardo S. Elsztain and Daniel Ricardo Elsztain, and cousin of Fernando Adrián Elsztain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for IRSA Inversiones y Representaciones Sociedad Anónima since 1992 until May 2005 at which time he resigned. He had formerly worked for an independent construction company in Argentina. He is director of Emprendimientos Recoleta S.A., and Puerto Retiro S.A., as well as member of the board of Banco Hipotecario S.A., among other companies.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires). He has performed professional activities at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial institutions and associations.

Fernando Adrián Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA Inversiones y Representaciones Sociedad Anónima, IRSA Propiedades Comerciales S.A., and Hoteles Argentinos S.A. He is also alternate director of Puerto Retiro S.A. and Banco Hipotecario S.A., among other companies. He is cousin of our CEO, Alejandro Elsztain, and of our Chairman, Mr. Eduardo S. Elsztain.

Pedro Damaso Labaqui Palacio. Mr. Labaqui obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also director of Bapro Medios de Pago S.A., Permanent Syndic of Bayfe S.A. Fondos Comunes de Inversión, director and member of the Supervisory Committee of J. Minetti S.A.; and Director of REM Sociedad de Bolsa S.A.

David Alberto Perednik. Mr. Perednik obtained a degree in accounting from University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also chief administrative officer of IRSA Inversiones y Representaciones S.A. and IRSA Propiedades Comerciales S.A.

Daniel E. Mellicovsky. Mr. Mellicovsky obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He has served as director of several companies of the agricultural, food supplies, financial and hotel development sectors.

Alejandro Gustavo Casaretto Mr. Casaretto obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). He has served as our technical manager, farm manager, and technical coordinator since 1975.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad de El Salvador) in 1992. He obtained a Masters degree in Corporate Law in 1996 from Palermo University (Universidad de Palermo). He was a senior associate member of Zang, Bergel & Viñes law firm until June 2002, when he joined our Company’s lawyers team.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires (Universidad de Buenos Aires). He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), and Mariva Bursátil S.A. (since 1997). He has also served as director of IRSA Inversiones y Representaciones Sociedad Anónima from 1993 to 2002, and at present he is alternate director of IRSA Inversiones y Representaciones Sociedad Anónima. He is member of the Banking Lawyers Committee and the International Bar Association.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business from the University of Belgrano (Universidad de Belgrano). He has also an MBA from the CEMA University of Argentina. He has been director for 25 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina. Currently is vice-chairman of such company’s board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

Employment contracts with our directors and certain senior managers

We do not have written contracts with our directors. However, Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, Fernando A. Elsztain, David A. Perednik, Alejandro G. Casaretto and Gastón Armando Lernoud are employed by us under the Labor Contract Law No. 20,744.

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

The following table shows information about our current senior management (designated by the board of directors meeting):

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	CEO	1994
Carlos Blousson	09/21/1963	General Manager for Argentina and Bolivia Operations	2008
David A. Perednik	11/15/1957	Chief Administrative Officer	1997
Matías I. Gaivironsky	02/23/1976	Chief Financial Officer	2011
Alejandro Casaretto	10/15/1952	Chief Regional Agricultural Officer	2008

The following is a biographical description of each of our senior managers who are not directors:

Matias Ivan Gaivironsky. Mr. Gaivironsky obtained a degree in business in the University of Burnos Aires (Universidad de Buenos Aires). He holds a Master in Finance from CEMA University. Since 1997 he has held several positions in IRSA, IRSA Propiedades Comerciales S.A, and our Company. Since December 2011 he has been Chief Financial Officer. Previously, in 2008 he was Tarshop S.A’s Chief Financial Officer.

Carlos Blousson. Mr. Blousson obtained a degree in agricultural engineering from University of Burnos Aires (Universidad de Buenos Aires). He has been working as our Chief Sales Officer since 1996. Prior to joining us, he worked as a futures and options operator at Vanexva Bursátil –Sociedad de Bolsa. Previously, he worked as a farmland manager and a technical advisor at Leucon S.A.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an executive committee consisting of a minimum of four and a maximum of seven directors and one alternate member, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain and Fernando A. Elsztain.

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

Supervisory Committee

Our Supervisory Committee is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the decisions adopted at shareholders’ meetings pursuant to the provision of the General Companies Law. The members of the Supervisory Committee are appointed at the annual general ordinary shareholders’ meeting for a term of one year. The Supervisory Committee is composed of three members and three alternate members.

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 30, 2015:

Member	Date of Birth	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Noemí Ivonne Cohn	05/20/1959	Member
Roberto Daniel Murmis	04/07/1959	Alternate Member
Alicia Graciela Rigueira	12/02/1951	Alternate member
Sergio Leonardo Kolaczyk	11/28/1964	Alternate member

All members of the supervisory committee qualify as independent, in accordance with CNV Resolution No. 400/2002 Rules.
Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA Inversiones y Representaciones Sociedad Anónima, IRSA Propiedades Comerciales S.A, Shopping Alto Palermo S.A, Hoteles Argentinos S.A., Inversora Bolívar, and Banco Hipotecario S.A, among other companies.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano & Asociados S.R.L. / firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committees of IRSA Inversiones y Representaciones Sociedad Anónima, IRSA Propiedades Comerciales S.A, Shopping Alto Palermo S.A, Hoteles Argentinos S.A., Inversora Bolívar, and Banco Hipotecario S.A, among other companies.

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mrs. Cohn is a partner at Abelovich, Polano & Asociados S.R.L. / firm member of Nexia International a public accounting firm in Argentina, and works in the audit area. Mrs. Cohn worked in the audit area in Harteneck, Lopez and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is member of the Supervisory Committees of IRSA Inversiones y Representaciones Sociedad Anónima and the Company, among other companies.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L / firm member of Nexia International. Mr. Murmis worked as an advisor to the Public Revenue Secretariat, Argentine Ministry of Economy. Furthermore, he is a member of the Supervisory Committee of IRSA Inversiones y Representaciones Sociedad Anónima, Shopping Alto Palermo S.A, Futuros y Opciones S.A., and Llao Llao Resorts S.A, among other companies.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados / firm member of Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia. affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of Lomas de Zamora University.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the Universidad de Buenos Aires (Universidad de Buenos Aires). He is a professional of Abelovich, Polano & Asociados S.R.L. / firm member of Nexia International. He is also an alternate member of IRSA Inversiones y Representaciones Sociedad Anónima and IRSA Propiedades Comerciales S.A’s Supervisory Committees.

KEY EMPLOYEES

There are no key employees.

B. COMPENSATION

Compensation of directors

Under the Argentine Law, if the compensation of the members of the Board of Directors is not established in the by-laws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the Company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased proportionally to the distribution, in accordance with the formulas and scales set forth under the CNV’s Technical Rules. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute or they are reduced , the shareholding meeting may approve compensation in excess of the above metioned limitis.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, it is considered at the shareholders’ meeting.

At our shareholders’ meeting held on October 30, 2015, was approved compensations for an aggregate amount of Ps.14,310,941 for all of our directors for the fiscal year ended June 30, 2015.

Compensation of Supervisory Committee

Our shareholders’ meeting held on October 30, 2015 further approved by majority vote not to pay a compensation to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation paid to our senior management for the fiscal year 2014/2015, started in July 2014, was Ps. 4.5 million.

Compensation of the Audit Committee

The members of our Audit Committee do not receive any additional compensation other than that received for their services as members of our board of directors.

Capitalization Program for our executive staff

During the fiscal year ended June 30, 2006, the Company developed the design of a capitalization program for its executive staff consisting in contributions made by both the employees and the Company.

Such program is intended for certain employees selected by the Company that it wishes to retain by increasing employee total compensation by means of an extraordinary reward in so far as certain requirements are fulfilled.

The payment of contributions into the plan and participation therein are voluntary. Once the intended beneficiary accepts to take part in the plan, he/she may make two types of contributions: a monthly contribution based on his/her salary and an extraordinary contribution, based on his/her annual bonus. It is suggested that contributions should be of up to 2.5% of salaries and of up to 15% of the annual bonus. And then there is the contribution payable by the Company which shall amount to 200% of the monthly contributions and of 300% of the extraordinary contributions made by the employees.

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

During this fiscal year ended June 30, 2015, 2014 and 2013, the Company has made contributions to the plan for Ps. 2.9 million, Ps. 10.2 million and Ps. 6.4 million, respectively.

Mid and Long Term Incentive Program

The Shareholders’ Meetings held on October 31, 2011, October 31, 2012 and October 31, 2013 ratified the resolutions approved thereat as regards the incentive plan for our Company’s executive officers, up to 1% of its shareholders’ equity by allocating the same number of own treasury stock (the “Plan”), and delegated on the Board of Directors the broadest powers to fix the price, term, form, modality, opportunity and other conditions to implement such plan.

The Company has developed a medium and long term incentive and retention stock program for its management team and key employees under which share-based contributions were calculated based on the annual bonus for the years 2011, 2012, 2013 and 2014.

The beneficiaries under the Plan are invited to participate by the Board of Directors and their decision to access the Plan is voluntary.

In the future, the Participants or their successors in interest will have access to 100% of the benefit (Cresud’s shares contributed by the Company) in the following cases:

•	if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution

•	total or permanent disability

•	death.

While participants are part of the program and until the conditions mentioned above are met to receive the shares corresponding to the contributions based on the 2011 to 2013 bonus, participants will receive the economic rights corresponding to the shares assigned to them.

Regarding fiscal year 2014, the program sets forth an extraordinary reward consisting of freely available stock payable in a single opportunity on a date to be determined by the Company. The date was fixed for April 1, 2015 for payroll of our employees (who received CRESUD’s shares) and June 26, 2015 for payroll employees of IRSA, IRSA Propiedades Comerciales S.A., PAMSA, ERSA, ARCOS and FIBESA (who received IRSA’s shares).

In addition, we have decided to grant a bonus to all the personnel with more than two years of seniority as of June 30, 2014, and who do not participate in the program described above, which bonus consists of a number of shares equivalent to their compensation for June 2014.

The shares allocated to the Plan by our Company are shares purchased in 2009, which the Shareholders’ Meeting held on October 2011 has specifically decided to allocate to the program.

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

Based on the above, the Company’s internal control system involves all levels of the company actively involved in exercising control:

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

In accordance with the Capital Markets Law No. 26.831 and the Rules of the CNV, our board of directors has established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, the management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our Company and our external auditors. These responsabilities are meant to comply with the duties assigned by Law 26.831, the Technical Rules of the CNV, and other applicable laws.

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

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

As of June 30, 2015, we had 2,826 employees.

As of such date, we had 1,099 employees in our Agricultural Business in Argentina, including our employees, FyO and SACPSA but not those of Agro-Uranga S.A. Approximately 52% are under collective labor agreements. We have good relations with each of our employees.

We employ 183 people in our International Agricultural businesses, composed of 153 employees of Brasilagro and 30 employees in the companies located in Bolivia.

Our Development and Sale of Properties and Other Non-Shopping Center Businesses segment had 34 employees, 6 of whom are represented by the Commerce Labor Union (Sindicato de Empleados de Comercio, or SEC) and 10 by the Horizontal Property Union (SUTERH). The Shopping Center segment had 973 employees including 472 under collective labor agreements. Our Hotels segment had 704 employees with 494 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates mentioned below:

	Agricultural Business(1)		Real Estate Business
	Permanent	Temporary	Development and Sale of Properties and Other Non-Shopping Center Businesses (2)	Shopping Centers	Hotels(3)	Total
June 30, 2011	772	48	82	811	678	2,391
June 30, 2012	848	17	92	833	662	2,452
June 30, 2013	857	11	91	787	662	2,408
June 30, 2014	756	16	89	872	647	2,380
June 30, 2015(4)	1,099	16	34	973	704	2,826

(1)	Agricultural Business includes our employees and employees of FyO and SACPSA, but not those of Agro-Uranga S.A.
(2)	Includes IRSA, Consorcio Libertador S.A., and Consorcio Maipú 1300 S.A.
(3)	Hotels include Intercontinental, Sheraton Libertador and Llao Llao.
(4)	Duing April and May 2015, the employees who were assigned to IRSA, and used to be in charge of the building’s operations and the real estate business, were transferred to IRSA Commercial Properties.

E. SHARE OWNERSHIP

Share ownership of directors, members of the supervisory committee, and senior management as of June 30, 2015.

The following table sets forth the amount and percentage (expressed on a fully diluted basis) of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2015:

Name	Position	Number of Shares	Percentage
Directors
Eduardo Sergio Elsztain (1)	Chairman	187,772,805	37.43%
Saúl Zang	First vice-chairman	4,012,506	0.80%
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	7,145,810	1.42%
Gabriel A. G. Reznik	Director	-	-
Jorge Oscar Fernández	Director	3,034,219	0.60%
Fernando Adrián Elsztain	Director	-	-
David Alberto Perednik	Director / Chief Administrative Officer	104,971	0.02%
Pedro Damaso Labaqui Palacio	Director	-	-
Daniel Elias Mellicovsky	Director	-	-
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural Real Estate	136,260	0.03%
Salvador Darío Bergel	Alternate Director	-	-
Gastón Armando Lernoud	Alternate Director	53,704	0.01%
Enrique Antonini	Alternate Director	-	-
Eduardo Kalpakian	Alternate Director	-	-

Senior Management
Matias Gaivironsky	Chief Financial Officer	83,080	0.02%
Carlos Blousson	Chief Executive Officer of the International Operation	54,534	0.01%

Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noemí Ivonne Cohn	Member	-	-
Roberto Daniel Murmis	Alternate member	-	-
Alicia Graciela Rigueira	Alternate member	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-
Executive Committee
Eduardo Sergio Elsztain	Member	187,772,805	37.43%
Saúl Zang	Member	4,012,506	0.80%
Alejandro Gustavo Elsztain	Member	7,145,810	1.42%

(1)  Includes (i) 187,552,100 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 880 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. and (iii) 219,825 common shares owned directly by Mr. Eduardo S. Elsztain.

Option Ownership

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our Capital Stock

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

	Share Ownership as of June 30, 2015
Shareholder	Number of Shares	Percentage
IFISA(1)(2)	187,772,805	37.43%
Senvest Management LLC	2,554,766	5.09%
Directors and officers(3)	14,625,084	2.91%
ANSES	17,862,157	3.56%
Total	222,814,812	49.0%

(1) Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2) As a result, Mr. Elsztain may be deemed beneficial owner of 37.43% of our total shares, which includes (i) 187,552,100 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 880 common shares beneficially owned by Consultores Venture Capital Uruguay S.A., (iii) 219,825 common shares owned directly by Mr. Eduardo S. Elsztain.
(3) Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Change in Capital Stock Ownership

	As of June 30, (5)
	2015	2014	2013	2012	2011
IFISA(1)(2)	37.43%	39.3%	39.3%	38.8%	38.2%
D.E. Shaw & Co L.P. (3)	-	0.7%	2.1%	3.2%	8.1%
Senvest Management LLC	5.1%	3.6%	0.7%	0.3%	0.3%
Directors and officers(4)	2.3%	2.4%	2.2%	1.9%	1.3%
ANSES	3.6%	3.4%	3.4%	3.1%	3.1%

(1) Mr. Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2) As a result, Mr. Eduardo S. Elsztain may be deemed beneficial owner of 37.43% of our total shares, which includes (i) 187,552,100 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 880 common shares beneficially owned by Consultores Venture Capital Uruguay S.A., (iii) 219,825 common shares owned directly by Mr. Eduardo S. Elsztain.
(3) According to the Form filed with the SEC as of June 30, 2015.
(4) Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.
(5) On a fully diluted basis.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date in a change in control.

Securities held in the host country

As of June 30, 2015, our total issued and outstanding capital stock outstanding consisted of  501,642,804 common shares. As of June 30, 2015, there were approximately 46,292,702 Global Depositary Shares (representing 462,927,021 of our common shares, or 92.3% of all of our outstanding shares held) in the United States by approximately 84 registered holders of Global Depositary Shares.

As of June 30, 2015 our directors and senior officers controlled, directly or indirectly, approximately 39.75% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

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

A lease agreement was executed among us, IRSA, IRSA Commercial Properties and Isaac Elsztain e Hijos S.C.A., in March 2004, which is due in March 2017 and has a monthly payment lease of US$5 thousands, which is distributed and shared equally among the three companies.

In April 1, 2014, we, IRSA, IRSA Commercial Properties and Hamonet S.A. entered into a lease agreement for the lease of the executive offices located in 108 Bolívar St., 3rd and 4th floors, City of Buenos Aires. This lease has a term of 36 months and rent of US$ 5.001 per month, which is distributed and shared equally among the three companies.

Lease of our Headquarters

Our administrative headquarters are located at Intercontinental Plaza Building, located at 877 Moreno St., floor 23, in the Autonomous City of Buenos Aires, which belongs to IRSA Commercial Properties since December 2014, for more information about the acquisition of the Intercontinental Plaza Building, see Item 4.A. History and Development of the Company. We lease certain floors and this lease extends up to June, 2016, January, 2017 and August, 2017. The monthly lease is US$24.0 thousands plus maintenance fees and the applicable taxes and charges in proportion to the leased space. Additionally, IRSA leases part of the second floor of the Intercontinental Plaza Building, on a lease that extends up to December, 2017. The monthly lease payment is US$7.7 thousands plus maintenance fees and the applicable taxes and charges in proportion to the leased space.

In addition IRSA leases from IRSA Commercial Properties a space in the Abasto shopping center. The agreements are valid until November, 2015 and September, 2016. The monthly rent is US$19.0 thousands, plus a fixed amount for common expenses.

Tarshop, leases from IRSA Commercial Properties three floors and certain parking lot spaces of our building located at 652 Suipacha St. The term of this lease extends up to 2017. The monthly lease payment is US$52.1 thousands plus maintenance fees and the applicable taxes and charges in proportion to the leased space.

Llao Llao Resorts S.A. rents from IRSA a floor on our Maipu 1300 building. This lease shall last until 2015 and has a monthly rate of US$ 1,950 plus any common expenses, taxes and fees, the parties are currently negotiation its extension.

Fibesa S.A. leases from IRSA Commercial Properties part of a floor in the Intercontinental Plaza Building, located in 877 Moreno St., of the Autonomous City of Buenos Aires, for a monthly rent of US$11.6 thousands plus maintenance fees, in proportion to the lease space. This agreement extends up to October, 2017.

BACS, leases from IRSA Commercial Properties a floor in the República Building, located in 1 Tucuman St., of the Autonomous City of Buenos Aires, for a monthly average amount of US$20.9 thousands plus maintenance fees, in proportion to the lease space. This agreement extends up to October, 2017.

BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Vida S.A., leases from IRSA Commercial Properties a floor in the República Building, located in 1 Tucuman St., of the Autonomous City of Buenos Aires, for a monthly average amount of US$26.5 thousands plus maintenance fees, in proportion to the lease space. This agreement extends up to September, 2016.

Farmland Lease Agreement

We lease a farmland located in the Province of Córdoba, from San Bernardo de Córdoba S.A. (formerly known as Isaac Elsztain e Hijos S.C.A.), pursuant to a lease agreement effective as of June, 2014. The leased farmland has an extension of 12,635 hectares.

The rent to be paid is the equivalent in Pesos of 3.5 Kg. of beef per hectare. The beef price will be set, taking into account the price per kilo of beef quoted on Mercado de Hacienda de Liniers, the previous week of the payment date. In addition, the parties have agreed in a productivity prize of 15% of the weight that the cattle achieve above 240.000kg. This prize will be payable on September, only if the cattle achieves the amount of kilos.

We pay a rent of Ps. 0.5 million during the fiscal year ended June 30, 2014. Fernando Adrián Elsztain, our director is also president of Isaac Elsztain e Hijos S.C.A. In addition, Alejandro G. Elsztain who is alternate director of Isaac Elsztain e Hijos S.C.A. is also our second vice-chairman and CEO.

The referred lease agreement finished on June 30, 2015, and it was renewed for one year. The farmland extension of 12.600 hectares, and the rent to be paid is the equivalent in Pesos of 3,5kg of beef per hectare. The beef price will be set, taking into account the price per kilo of beef quoted on Mercado de Hacienda de Liniers, the previous week of the payment date.

In addition, the parties have agreed in a productivity prize of 15% of the weight that the cattle achieve above 240.000kg. This prize will be payable on September, only if the cattle achieves the amount of kilos.

We pay a rent of Ps. 0.7 million during the fiscal year ended June 30, 2015.

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

During fiscal year ended June 30, 2014 and 2013 there were not charges for consulting agreement fees. During fiscal year ended June 30, 2015 the charge for consulting agreement fees was of Ps. 11.4 million.

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

Space for Fundación IRSA and Fundación Museo de los Niños at No Cost

On October, 1997, IRSA trough its subsidiary IRSA Commercial Properties granted Fundación IRSA the right to use 3,800 square meters of constructed area in the Abasto Shopping Center free of charge for a 30-year period.

Moreover, on November, 2005, IRSA Commercial Properties granted Fundación Museo de los Niños the right to use approximately 2,670 square meters of constructed area in the Shopping Rosario free of charge for a 30-year period.

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Fundación IRSA has used the available area to house a museum called “Museo de los Niños, Abasto,” an interactive learning center for children and adults, which opened to the public in April 1999. On September 27, 1999, Fundación IRSA assigned and transferred at no cost, the entirety of Museo de los Niños, as well as Abasto’s rights and obligations to Fundación Museo de los Niños.

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

During the fiscal years ended June 30, 2015, 2014 and 2013, we made donations to Fundación IRSA and Fundación Museo los Niños for a total amount of Ps. 4.7 million, Ps. 3.3 million and Ps. 1.4 million, respectively
Sale of Advertising Space in Media

We and our related parties usually execute agreements with third parties by which we sell/acquire, for their future use rights to advertise in media (TV, radio, newspapers, etc.) that are later used in advertising campaigns.

Special reimbursement with different payment methods

We and our related parties undertake different commercial actions and promotions intended to promote the influx and consumption of the public in our shopping centers.

In some particular promotions it is offered, in specific dates or periods, different discount rates to the clients and/or financing planes with zero interest rates. We and our related parties entered into agreements with different financial entities outside of our economic group and/or related parties such as Banco Hipotecario and Tarshop.

These agreements generally establish different reimbursement rates to those costumers that do purchases in all the shops that are part of them using the payment methods specified by each financial entity and, in certain opportunities, additional financing plans with zero interest rates. The costs of the reimbursements given to the customers generally are distributed proportionally among the entities, while the cost of the financing at zero interest rate is assumed by the financial entities. We and our related parties act as intermediaries, making sure that the tenants adhere to the plan and advertising of these promotions. This operation doesn’t generate any cash influx or transfer of income or cost between us and our related parties.

Hospitality Services

We and our related parties hire, in certain occasions, hotel services and lease conference rooms for events to Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., subsidiaries of IRSA.

Occasionally, we and our related parties acquire rights to stay in the hotels of those companies, for their use in different corporate or promotional activities. As of June 30, 2015 and June 30, 2014, we and our related party had 128 and 723, days accommodation pending of utilization.

Agreement for the Exchange of Corporate Services between us, IRSA and IRSA Commercial Properties.

Considering that each of IRSA Commercial Properties, IRSA and us, have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004,  IRSA Commercial Properties, IRSA and us, entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, March 12, 2010, July 11, 2011, October 15, 2012, November 12, 2013, February 24, 2014 and February 18, 2015.

The agreement for the exchange of corporate services among IRSA Commercial Properties, IRSA and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, administration and control, insurance, contracts, technical, infrastructure and services, purchases, architecture and design and development and works department, real estate, hotels, board of directors, board of directors of the real estate business, general management department, security, audit committee, real estate administration, human resources of the real estate business, fraud prevention, internal audit, administration of the agribusiness investments environment and quality, among others

The exchange of services consists in the provision of services in relation to any of the aforementioned areas by one or more of the parties to the agreement for the benefit of the other party or parties, which are invoiced and paid primarily by an offset against the services provided by any of the areas and, secondarily, in case of a difference between the value of the services rendered, in cash.

Under this agreement the companies have entrusted to an external consultant the review and evaluation, on a semiannual basis, of the criteria applied in the corporate service settlement process and of the distribution bases and supporting documentation used in such process, through the issuance of a semiannual report.

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in IRSA’s equity interest. As a result, certain employment agreements of, IRSA Commercial Properties and our corporate employees were transferred to us.

Later, as consequence of the ongoing process of generating the most efficient distribution of corporate resources among the different areas, on February 24, 2014, a new amendment to the agreement was entered by virtue of which the parties agreed to transfer to IRSA Commercial Properties and us the employments agreements of the corporate employees that develop exclusively in the real estate business. The labor costs of the employees continued to be distributed in accordance with the terms of the agreement for the exchange of corporate services, as amended.

In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by us with IRSA Commercial Properties and IRSA.

In spite of the above, we, IRSA and IRSA Commercial Properties continue to be independent in regard to the execution of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies.

Legal Services

During the fiscal years ended June 30, 2015, 2014 and 2013, we and our subsidiaries paid Zang, Bergel & Viñes Abogados an aggregate amount of approximately Ps.4.7 million, Ps.4.2 million and Ps.3.3 million, respectively, as payment for legal services. Certain of our directors are partners of Zang, Bergel & Viñes Abogados.

Security Loans

On August 6, 2008, Agrology (merged with Cresud) entered into a securities loan agreement with IFISA, by virtue if which Agrology granted 1,275,022 Global Depositary Shares, representing 10 common shares with a face value of Ps.1.0 per share of IRSA.

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

On July 15, 2013, we signed a renewable credit line with Inversiones Financieras del Sur S.A. ("IFISA"), in which the company is the lender and IFISA the borrower. The credit line consists in the sum of up to 4,053,942 ADRs of IRSA, of which 3,334,517 have already been lended. On June 26, 2015 the parties agreed to extend the credit line and the maturity of this credit facility agreement was set to 30 days with the possibility to extend it to up to 365 days at an applicable annual rate of 3 month Libor + 50 bp.

Credit facility IFISA-Cresud.

On June 25, 2012 we entered a credit facility agreement with IFISA, pursuant to which we agreed to lend to IFISA up to US$ 6.0 million for a term of 180 days, at an annual interest rate of 7.75%. On November 24, 2012 this agreement was renegotiated and as a result extended for another 365 days, at an annual interest rate of 5.5%. On November 22, 2013 the parties agreed to extend the credit line for another 365 days and decided to set a rate equivalent to 1 year Libor + 300 bp.

On December 18, 2014 the parties agreed to extend the credit line in the sum up to US$6.000.000 for another 365 days starting upon the termination of the current agreement operating on November 25, 2015. In this negotiation, the parties agreed to set a rate of 1 year Libor + 3% (annual interest rate).

Credit facility IRSA – Cresud

In September 2011, we entered into a credit facility agreement with IRSA, pursuant to which IRSA agreed to lend us up to US$25 million for a term of 90 days, , at an annual interest rate of 7.75%. In May 2012, we entered into a credit facility agreement with IRSA, pursuant to which IRSA agreed to lend us up to US$7 million for a term of 180 days, at an annual interest rate of 7.5%.

As of June 30, 2015, all amounts due under this line of credit were cancelled.

Loan agreement between FYO and us

As of December, 2013, we entered into a credit facility agreement with FYO, pursuant to which we agreed to lend FYO up to US$4.3 million, which may be payable in Pesos at an exchange in compliance with the Communication “A” 3500 of the Central Bank. The term of this loan agreement extends up to August, 2014, with an interest rate of 3.0%. This loan was fully cancelled.

Loan agreement between IRSA and us

As of November, 2013, we entered into a loan agreement in favor of IRSA for a total amount of approximately US$ 26.5 million, which may be payable in Pesos at an exchange in compliance with the Communication “A” 3500 of the Central Bank. The term of this loan agreement is set on 6 months, with an interest rate of 1.5%. This loan was fully cancelled.

Line of Credit with Cyrsa

On August 27 2012, Cyrsa granted IRSA and Cyrela, its shareholders (50% each), individual credit line for a maximum amount of Ps. 190 million, each, maturing in February 2017. Daily interest accrued on each disbursed amount will be based on the Badlar Privada interest Rate.

Sale of Cresca S.A. to BrasilAgro Companhia Brasileira de Propriedades Agricolas S.A.

In December 2013, we sold to BrasilAgro Companhia Brasileira de Propriedes Agrícolas S.A. our indirect interest in Cresca S.A. which amounted to 50% of its capital stock, for a total amount of US$18.5 million. Cresca is a company owning 141,931 hectares of rural land in Paraguay, of which approximately 71,000 were arable at the moment of the transaction but less than 12,000 hectares of which were cultivated when acquired and approximately 71,000 hectares were protected by environmental regulation. In addition, Cresca has an option granted by Carlos Casado for the purchase of 100,000 additional hectares located in Paraguay. As of the closing date, Brasilagro made an initial payment of US$ 5 million and the remaining balance plus accrued interest was collected on December 2014.

Loan agreements with Banco Hipotecario

As of June 30, 2015 we have loans from Banco Hipotecario for a total amount of approximately Ps.29.8 million, which include credit facility for production investment (not includes bank overdraft), with an average interest rate of 17.3%, for more information, please see “Liquidity and Capital Resources Exchange Rates and Exchange Controls - Indebtedness”. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Master agreement for US Dollar-denominated forward transactions with Banco Hipotecario

We entered into a master agreement for the performance of Dollar-denominated forward transactions with Banco Hipotecario. This master agreement provides that the parties may carry out this type of transactions by fixing a certain forward price (“the Agreed Price”). Such transactions are settled in cash by paying the difference between the Agreed Price and the quoted price of the US Dollar on the settlement date. As of June 30, 2015 we have not derivative financial instruments from Banco Hipotecario.

Sale of “La Adela” Farm

In July 2014 we sold to our subsidiary IRSA the “La Adela” farm, with an area approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, for a total amount of Ps. 210 million. Given its degree of development and closeness to the City of Buenos Aires, this farm has a high urbanistic potential; therefore, the purpose of selling it to IRSA is for it to launch a new real estate development.

Agreement for the lease or use of spaces in Shopping Centers

IRSA Commercial Properties regularly lease different spaces in its Shopping Centers (stores, stands, storage units and/or advertising spaces) to related parties such as Tarshop or Banco Hipotecario, among others.

The lease agreements generally have a three year term with monthly payments, percentages of participation over the maintenance fees and over the collective promotion fund, and the payment of expenses and taxes. The monthly payment is indexed on an annual basis. The agreements also establish the payment of a right of admission and a special payment regarding the collective promotion fund which is paid at the beginning of each agreement.

The right to use the stands located in the shopping centers generally is given by use permit agreements or, in particular cases, comodato agreements. In the first case, the agreements have a term that might be of one or two years, establish monthly payments and a down payment used for the payment of maintenance fees and the applicable charges to the collective promotion fund and the applicable taxes and charges in proportion to the leased space. In the comodato agreements, the gratuitous bailee is in charge of any maintenance fees and expenses related to the stand, but has not any monthly lease payment or any fee related to the collective promotion fund.

Regarding the storage units, these agreements are accessory to the lease of stores or the use of the stands, so as a consequence, their term matches the term of the main agreement. These agreements only establish the payment of a monthly lease, which is indexed on an annual basis, and does not include the payment of fees to the collective promotion fund or maintenance fees.

Moreover, IRSA Commercial Properties and our controlling companies offer different spaces located in its shopping centers for advertising of different businesses, brands and/or products (non-traditional advertising). The taxes generated due to the execution of these agreements are generally burden by the counterparty.

Transfer of tax credits

During the fiscal year ended June 30, 2015, We and Sociedad Anónima Carnes Pampeanas S.A (a company controlled by us), assigned upon IRSA Propiedades Comerciales S.A., Ps.1.63 million and Ps.30.4 million, respectively, corresponding to Value Added Tax export refunds related to such company’s business activity.

Related party Agreement with PAMSA

On December 1, 2006, IRSA Commercial Properties entered into an administration agreement with PAMSA. (IRSA commercial Properties control 80% of PAMSA). The management fee set forth in such agreement amounts to 12% of revenues from common maintenance expenses and collective promotion fund, plus 12% of capital expenditures and maintenance cost of the Dot and adjoining buildings.

Acquisition of investment properties from IRSA and intercompany loan between IRSA Commercial Properties and IRSA.

On December 22, 2014, IRSA transferred to IRSA Commercial Properties, 83,789 m2 of its premium office portfolio including the República building, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina.

The total amount of the transaction was US$308 million, US$61.6 million of which have already been paid, and the balance of US$246.4 million has been financed at an annual effective rate of 8.5% maturing on January 23, 2017 and July 13, 2020.

Convertible Notes of IRSA Commercial Properties.

IRSA Commercial Properties’ Convertible Notes originally matured on July 19, 2006. But a meeting of noteholders resolved to extend the maturity date of such Convertible Notes through July 19, 2014, the remaining terms and conditions remain unchanged. The Convertible Notes accrue interest (payable semi-annually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into shares of IRSA Commercial Properties’ common stock, par value of Ps. 0.10. The conversion rate per U.S. Dollar is the lesser of Ps. 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of IRSA Commercial Properties’ common shares.

On December 31, 2012, the outstanding principal amount of such convertible notes was US$ 31.8 million, and IRSA owned US$ 31.7 millon principal amount of such convertible note on such date. On January 14, 2013, IRSA accepted the repurchase offer submitted by IRSA Commercial Properties for an amount face value of US$ 31.7 million, for a total price of US$ 35.4 million. On January 15, 2013, IRSA Commercial Properties paid to us the amount of Ps. 175.2 million.

IRSA Commercial Properties’ Convertible Notes expired on July 19, 2014.

Debt assignment

During the month of December 2014, IRSA Commercial Properties acquired the obligations arising from a line of credit for US$13.1 million that Panamerican Mall S.A. had granted to, IRSA´s subsidiary, Tyrus. As a result, we assumed the obligations of Tyrus as debtor in such line of credit.

Investment in mutual funds of BACS Administradora de Activos S.A. S.G.F.C.I.

We invest from time to time our liquid fund in mutual funds administrated by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario. As of June 30, 2015, our investments in the mutual funds administrated by BACS Administradora de Activos S.A. S.G.F.C.I. amounted to Ps.28.7 million.

Investment in Dolphin Fund Ltd.

As of the date of this annual report, we have invested approximately US$300 million  in Dolphin Fund Ltd., trough our subsidiaries. Dolphin Fund Ltd, is an investment fund incorporated under the laws of Bermuda, whose investment manager is Consultores Venture Capital Uruguay S.A., a company controlled indirectly by our Chairman, Eduardo S. Elsztain. Such investments were made in order to carry out the investment in IDB Development Corp. For more information please see Item 4. Information on the Company – A. History and development of the Company – “Investment of IDB Development Corporation Ltd. (IDBD).

Line of Credit granted to IRSA

In November 2012, IRSA Commercial Properties and IRSA entered into an agreement by which IRSA Commercial Properties granted a line of credit for up to US$ 14.5 million for a period of one year at a rate of 5.5% to IRSA. In November 2013, the line of credit was renewed and in April 2014, was extended for up to a total amount of US$ 20 million.

On June 25, 2014, IRSA Commercial Properties has extended the Line of Credit, for up to US$ 60 million, due June 2015, at the rate of Libor 1 year + 3.0%. Additionally, the parties involved in the agreement were modified, including IRSA Commercial Properties and any of its subsidiaries as lenders and as loan takers Tyrus and IRSA. As of the date of this annual report the total amount granted from IRSA Commercial Properties to IRSA amounts to US$49.5 million.

Consequently, as of June 30, 2014, disbursements were made from ERSA to Tyrus of US$ 2.6 million, from IRSA Commercial Properties to Tyrus of US$ 10.6 million, and from Pamsa to Tyrus of US$ 10.2 million. As of June 30, 2015 the amounts described above were cancelled.

Line of Credit Inversiones Financieras del Sur S.A.

In June 2014, IRSA, through its subsidiary, Real Estate Investment Group IV LP, renewed a line of credit with Inversiones Financieras del Sur S.A. for an amount of up to 1.4 million shares of Hersha Hospitality Trust. The transaction was set for 30 days renewable for up to 360 calendar days and with an annual interest rate of Libor 3 months plus 50 basic points. This line of credit was cancelled during fiscal year 2015.

Loan agreements with Inversiones Financieras del Sur S.A.

On July 28, 2015, IRSA´s subsidiary Dolphin granted a loan to IFISA, a company indirectly controlled by Eduardo Sergio Elsztain for an aggregate amount of US$7.2 million, which will mature on July 2016 and will accrue interests at a rate of f Libor 1M + 3%.

In addition, on October 9, 2015, though IRSA's subsidiary Reig V, IRSA granted another loan for an aggregate amount of US$40 million to IFISA, which will mature on October 2016 and will accrue interests at a rate of f Libor 1M + 3%.
Shares and Convertible Notes of BACS Banco de Crédito y Securitización S.A.

IRSA through Tyrus, subscribed a purchase-sale agreement of shares of BACS Banco de Crédito y Securitización S.A., representing an interest of 6.125%. The transaction amounts to US$ 1.35 million. This operation is yet to be approved by the Banco Central de la República Argentina, according to regulations in force. The advance payment related to this transaction is disclosed in “Trade and other receivables”.

On June 17, 2015, IRSA subscribed Convertible Notes, issued by BACS Banco de Crédito y Securitización S.A. for a nominal value of 100,000,000, which are convertible into common stock.

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

Litigation with Exagrind S.A.

Cresud filed a lawsuit through Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company) on claims for damages and losses produced by a fire in one of the Company's farms, “San Rafael” farm, which is close to Exagrind’s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. Exagrind claimed an amount of Ps. 2.9 million at that date. The extraordinary appeal to the High Court of Justice of the Province of Catamarca, questioning the resolution that ended the term to respond the case, arguing that at that moment, the period was not completed, was favorably received. Therefore, Cresud finally responded the case and showed proofs. As of the consolidated financial statements date, the parties have been notified that the term to submit allegations has started to run. In March 2007, the court ordered an inhibition of assets which was subsequently lifted. This decision was lifted in June 2007 and Tali Sumaj farm on attachment has been accepted in replacement. Exagrind S.A. requested that the measure be extended with an attachment of bank accounts; this ruling has been challenged and to date the accounts have not been attached. In June, 2010, the Company sold the farm to a third party. Since the litigation is still pending, the bond posted in favor of the buyer remains effective as security for the obligations undertaken The Company has recorded a provision amounting to Ps. 1.5 million, which is included within “Labor, legal and other claims”.

In addition, the Company is involved in several legal proceedings, including tax, labor, civil, administrative and other matters for which the Company has not established provisions based on the information assessed to date. In the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or collectively, will not have a material adverse effect on the consolidated financial position, liquidity and results of operations of the Company. For ease of presentation, the Company has categorized these matters between those arising out of the Company’s agricultural and agro-industrial activities and those arising out of the Company’s investment and development properties business activities.

IRSA’s and IRSA Commercial Properties’ legal or arbitration proceedings

Set forth below is a description of certain material legal proceedings to which IRSA and IRSA Commercial Properties are a party. IRSA and IRSA Commercial Properties are not engaged in any other material litigation or arbitration and no other material litigation or claim is known to IRSA to be pending or threatened against it or its subsidiaries. Nevertheless, IRSA may be involved in other litigation from time to time in the ordinary course of business.

Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Company, through IRSA Commercial Properties, acquired through a public bidding the building known as Ex-Escuela Gobernador Vicente de Olmos located in the city of Córdoba for the amount of Ps. 32,522. As explained in Note 29, this property is affected to a concession contract.

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin theatre.

IRSA Commercial Properties has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2015, the property is still operated by the Company and is recorded under Investment properties.

Puerto Retiro

On November 18, 1997, in connection with our acquisition of our subsidiary Inversora Bolívar, we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such common shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro was served notice of a filing made by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Indarsa to the Company. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor. Puerto Retiro appealed the restraining order which was confirmed by the Court on December 14, 2000.

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the abovementioned criminal procedure, that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, would be lost. As of June 30, 2014, we had not established any reserve with respect of this contingency.

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to be reimbursed from all the losses which have arose upon the fraud committed. On 7th March,2015 Puerto Retiro respond filing certain preliminary objections, such as prescription among others. To the date, this proceeding has not been resolved.

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. Neuquén´s Executive Branch previously rejected this request under Executive Branch Decree No. 1437/2002 which also established the expiration of the rights arising from Ordinance 5178 due to not building the shopping center in time, including the loss of the land and of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms for the construction of the shopping center, taking into account the economic situation at that time and including reasonable short and medium term projections. Neuquén´s Executive Branch rejected this request in their Executive Branch Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Executive Branch Decrees 1,437/2002 and 585/2003 issued by the City Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

On December 13, 2006, while the case was under study in the Argentine Supreme Court, Shopping Neuquén signed an agreement with both the City and the Province of Neuquén that put an end to the lawsuit between them and stipulated a new timetable for construction of the commercial and housing enterprises (the “Agreement”). Also, Shopping Neuquén was permitted to transfer certain parcels to third parties so that each participant in the commercial development to be constructed would be able to build on its own land, with the exception of the land in which the shopping center would be constructed. The Legislative Council of the City of Neuquén duly ratified the Agreement. The City Executive Branch promulgated the ordinance issued on February 12, 2007.

The only pending issue was the determination of the City of Neuquén attorneys’ fees that were to be borne by Shopping Neuquén. As the date of their annual report Shopping Neuquén came to an agreement or paid all of the City´s lawyers but one, with whom the amount of the pending fees are being contested in Court.

Shopping Neuquén finished the construction and opened the shopping center in March, 2015, obtaining also all necessary provincial and city authorizations for it.

Arcos del Gourmet

In December 2011, IRSA Commercial Properties started to develop, through our subsidiary Arcos, the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. On December 10, 2013, Administrative and Tax Contentious Court of Appeal of the City of Buenos Aires ratified an injunction that suspends the opening of the shopping center on the grounds that it has failed to obtain certain government permits. Despite the fact that the construction has all government permits in place, IRSA Commercial Properties has filed an appeal against the decision and have requested that the injunction be lifted, with favorable expectations. In such sense, on April 10, 2014, the government of the City of Buenos Aires issued a new environmental compliance certificate. The plaintiff appealed this decision and the file has been placed on the Court of Appeal since September 23, 2014.

On the other hand, there is another judicial process currently being heard entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo” . On August 29, 2014 the lower court rendered a decision rejecting the case.This resolution was appealed but afterwards, confirmed in December, 2014. Therefore, on December 18th, 2014, the “Arcos” Project was opened to the public, operating normally nowadays.

Furthermore, on May 18, 2015 IRSA was notified of the revocation of the Agreement for the Reorganization for Use and Exploitation Nº AF000261 (“Contrato de Readecuación de Concesión de Uso y Explotación NºAF000261”  issued by the Agency for the Management of the State Assets (“Agencia de Administración de Bienes del Estado” or “AABE”) through Resolution Nº 170/2014. This Resolution was not enacted due to breach of contract by Arcos del Gourmet nor it has implied up to the date of this annual report the interruption of the economic exploitation neither of the functioning of the shopping center that IRSA operate there. IRSA has filed the proper administrative and judicial motions to revoke the Resolution and as of the date of this annual report these proceedings are ongoing.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings against IRSA Commercial Properties for an aggregate amount of Ps.3.7 million, plus an added amount, provisionally estimated, of Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where IRSA Commercial Properties is planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for Ps. 36.8 million. On December 12, 2012, the legal attachment was lifted and accredited in the file concerned in February 2013.

After we sold the Edificio Costeros, dique II, on November 20, 2009, we requested an opinion to the Argentine Antitrust Authority as to whether it was necessary to report this transaction. The Argentine Antitrust Authoriry advise us that it was required to notify the transaction. We challenged this decision, but it was confirmed. On December 5, 2011, we notified the transaction and on April 30, 2013 the transaction was appoved by the Argentine Antitrust Authority by Resolution 38.

On January 15, 2007 we were notified of two claims filed against us before the Argentine Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 we responded the claims. On June 26, 2007, the Argentine Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this filing the result of this proceeding has not been determined.

On December 3, 2009, IRSA Commercial Properties filed a request for the Argentine Antitrust Authority’s opinion regarding IRSA Commercial Properties’ acquisition of common shares of Arcos del Gourmet S.A. The Argentine Antitrust Authority advised the parties that the transaction has to be notified. On December, 2010 the transaction was filed with the Argentine Antitrust Authority. As of the date of this annual report, the decision of the Argentine Antitrust Authority is still pending.

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

On August 23, 2011, IRSA Commercial Properties notified the Argentine Antitrust Authority the direct and indirect adquisition of common shares of NPSF, the transaction involved the direct acquisition of 33.33% of NPSF and 16.66% through our controlled vehicle Torodur S.A. As of the date of this annual report the transaction is being analyzed by the Argentine Antitrust Authority.

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

On December 7, 2012, we filed with the Argentine Antitrust Authority the adquisition of EHSA, which has the beneficial ownership of 50% of La Rural S.A That company runs an exposition center known as Predio Ferial de Palermo. As of the date of this annual report, the Argentine Antitrust Authority is analyzing the transaction.

Through the issuance of Resolution No. 16,521 dated February 17, 2011 the CNV commenced a summary proceeding against the members of IRSA´s board of directors and its supervisory committee members (all of them at that time, including among others Mr. Eduardo S. Elsztain), alleging certain formal errors in the Inventory and Balance Sheet Book, specifically the failure by the Company to comply with certain formalities in the presentation of a table included in the Memoria (Annual Report); arising from an investigation carried out by the CNV in October 2010. Applicable law requires that the corrections of any errors in the Annual Report include a legend identifying each error and the way in which it was corrected, including insertion of the holographic signature from the chairman of the board. In this case, we first corrected the mistake and after the request from the CNV included the legend and the holographic signature of the chairman, required by the relevant formalities.

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

For more information see “Item. 3(d) Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future”.

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

Year	Total Dividend	Dividend per Common Share (1)
	(in million of Ps.)	(in Ps.)
2010	-	-
2011	69.0	0.138
2012	63.8	0.149
2013	120.0	0.242
2014	120.0	0.242
2015	-	-

(1)
Corresponds to per share payments. To calculate the dividend paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date. See “Exchange Controls”.

From December 12, 2014, as resolved at the Shareholders’ Meeting held on October 31, 2014 and reconvened on November 14, 2014, the ratable distribution among the shareholders of 5,565,479 treasury shares was approved, representing 0.0114% per share and 1.1406% of the outstanding capital stock of 487,928,660.Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our shareholders at a general shareholders’ meeting may deem relevant. As a result, we cannot give you any assurance that we will pay any dividends at any time in the future.

B. SIGNIFICANT CHANGES

Annual Shareholders’ Meeting

On October 30, 2015, was held the Ordinary and Extraordinary Shareholders’ Meeting in which was approved the following items:

•	Consideration of documents contemplated in section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2015.
•	Reinstatement of the “Legal Reserve” account. Treatment of allocation of the “Additional Paid-In Capital” account. Consideration of Reclassification of Reserves.
•	Consideration of Board of Directors’ performance.
•	Consideration of Supervisory Committee’s performance.
•
Consideration of compensation payable to the Board of Directors for $14,310,941 (total compensation) for the fiscal year ended June 30, 2015. Delegation on the Board of Directors of powers to approve the Audit Committee’s budget.

•	Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2015.
•	Determination of the number and election of Regular Directors and Alternate Directors, as applicable.
•	Appointment of Regular and Alternate Members of the Supervisory Committee.
•	Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers.
•	Updating of report on Shared Services Agreement.
•	Treatment of amounts paid as personal assets tax levied on the shareholders.
•
Consideration of increase of the amount of the Global Note Program for a maximum outstanding amount of up to US$ 300,000,000 (three hundred million dollars) (or its equivalent in other currencies) the creation of which was approved by the shareholders’ meeting dated October 31, 2012 (the “Program”) by an additional amount of up to US$ 200,000,000 (two hundred million Dollars) (or its equivalent in other currencies).

•
Consideration of: (i) delegation to the Board of Directors of the broadest powers to implement the increase and/or reduction in the Program amount; (ii) renewal of the Board of Directors’ powers to (a) approve, enter into, deliver and/or execute any agreement, contract, document, instrument and/or security related to the Program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and process before the Argentine Securities Commission the authorization for the public offering of such notes; (c) if applicable, apply for and process before any authorized securities exchange or market of Argentina and/or abroad the authorization for listing and trading of such notes; and (d) carry out any acts, dealings, filings and/or proceedings related to the Program and/or the increase in its amount and/or the issuance of the various series and/or tranches of notes thereunder; and (iii) authorization for the Board of Directors to subdelegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.

In addition it was approved to adjourn the Ordinary and Extraordinary Shareholders’ Meeting to November 26, 2015, in order to consider and approve the following items:

•	Consideration of net income for the fiscal year ended June 30, 2015 for $114,009 thousand. Consideration of payment of a cash dividend for up to $88,100 thousand.
•	Consideration of allocation of treasury shares. Delegation of powers.

Item 9.  The Offer and Listing

A. OFFER AND LISTING DETAILS

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on the BASE under the trading symbol “CRES” and on NASDAQ under the trading symbol “CRESY.” As of June 30, 2015 our outstanding capital stock consisted of 501,642,804 common shares, Ps.1.00 par value per share.

As of that date of this annual report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non assessable. As of June 30, 2015, there were approximately 1,741 holders of our common shares.

Price history of our stock on the Buenos Aires Stock Exchange and NASDAQ

Our common shares are traded in Argentina on the BASE, under the trading symbol “CRES.” Since March 1997, our ADRs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADRs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the BASE for the first quarter of 2009 through October 22, 2015. The table below also shows the high and low daily closing prices of our ADRs in U.S. Dollars and the quarterly trading volume of our ADRs on the NASDAQ. Each ADR represents ten common shares.

	BASE			NASDAQ
	Share Volume	Price Per Share (Ps.)		ADS Volume	US$ per ADS
		High	Low		High	Low
Fiscal Year 2012
1st Quarter	812,635	7.03	5.30	5,037,399	16.49	10.70
2nd Quarter	644,629	5.95	4.68	5,890,807	12.18	10.15
3rd Quarter	609,305	6.90	5.33	10,708,801	13.38	11.20
4th Quarter	1,328,881	6.45	4.45	15,006,469	12.06	6.86
Annual	3,395,450	7.03	4.45	36,643,476	16.49	6.86
Fiscal Year 2013
1st Quarter	1,324,543	5.87	4.83	6,183,866	8.80	7.35
2nd Quarter	644,473	5.80	4.95	3,520,607	8.48	7.79
3rd Quarter	1,376,099	8.10	5.70	6,124,332	9.66	8.29
4th Quarter	1,299,335	8.30	5.75	5,946,018	9.61	7.04
Annual	4,644,450	8.30	4.83	21,774,823	9.66	7.04
Fiscal Year 2014
1st Quarter	2,178,046	8.30	5.70	5,589,075	8.73	8.73
2nd Quarter	2,188,815	11.10	7.95	5,872,993	11.51	11.51
3rd Quarter	1,022,808	11.20	8.60	3,422,480	9.87	9.87
4th Quarter	2,459,599	14.15	9.16	6,982,485	12.90	12.90
Annual	7,849,268	14.15	5.70	21,867,033	12.90	8.73
Fiscal Year 2015
1st Quarter	1,688,010	16.45	12.00	5,524,817	14.08	10.58
2nd Quarter	2,259,425	15.80	10.80	3,634,128	12.04	9.18
3rd Quarter	1,331,000	17.90	12.00	7,600,906	14.83	9.92
4th Quarter	1,483,096	16.90	15.00	5,736,086	13.98	12.50
Annual	6,761,531	17.90	10.80	22,495,937	14.83	9.18
Fiscal Year 2016
1st Quarter	728,810	17.50	12.10	4,299,192	13.14	9.33
July 2015	231,643	17.50	12.10	1,256,840	13.14	11.24
August 2015	188,699	15.50	13.00	1,806,420	11.67	9.49
September 2015	308,468	14.55	12.10	1,235,932	10.41	9.33
October, 2015	1,295,996	17.50	13.00	1,435,169	12.78	9.64
November 12, 2015	775,333	19.70	17.80	1,100,206	13.51	12.71
Source: Bloomberg

As of June 30, 2015 the outstanding ADRs represented 46,292,702 ADSs (equivalent to 462,927,021 common shares or 92.3% of our total common stock capital).

B. PLAN OF DISTRIBUTION

This item is not applicable.

C. MARKETS

Argentine Securities Markets

In December 2012 the Argentine government has enacted a new Capital Markets Law No. 26,831, which sets out the rules to govern capital markets, its players, and the securities traded therein subject to the CNV regulation and monitoring.

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

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in Capital Market Law, and the Standards of the CNV among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministerio de Economía y Finanzas Públicas (Ministry of Economy and Public Finance), which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Market Law.

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

In Argentina, debt and equity securities traded on an exchange must, unless otherwise instructed by their shareholders, be deposited with a Central Securities Depository, in Argentina. Currently the only depositary authorized to act in accordance with the Capital Market Law and Standards of the CNV is Caja de Valores S.A. a corporation owned by the BASE, the Mercado de Valores de Buenos Aires (the “MERVAL”) and certain provincial exchange, and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before the enactment of the Capital Markets Law and the Standards of the CNV there were 12 securities exchanges in Argentina, which were located in the City of Buenos Aires, Bahía Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fe, and Tucumán. Six of these exchanges (the BASE, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fe) had affiliated stock markets in accordance with the requirements of Law No. 17,811 which was derogated by the Capital Marets Law.

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

The MERVAL is a corporation consisting of 134 shareholders who used to be the sole and exclusive individuals or entities authorized to trade in the BASE, either as principals or agents, before Capital Markets Law became into force. Since then, all agents registered and authorized to act as intermediaries by the CNV will be able to trade in any securities exchange, including the BASE as long as they obtain a membership of such stock exchange, not applying any longer the requirements to be a shareholder of such stock exchange.

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

Acording to the information regarding the Argentine Institute of Capital Markets:

	As of June 30,
	2015	2014
Market capitalization (Ps. billion)	4,025	3,958
Average daily trading volume (Ps. million)	149.6	43,9
Number of listed companies	99	104

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries The Merval Index experienced a 30.1% decrease in 2011, a 15.9% increase in 2012, a 88.9% increase in 2013, a 59.1% increase in 2014 and a 35.9% increase during the first six months of 2015. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

Limited Liability

Shareholders’ liability for losses is limited to their equity interest in us. Notwithstanding the foregoing, under the Argentine Corporation Law No. 19,550, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s by-laws (or regulation, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. In addition, a shareholder who votes on a business transaction in which the shareholder’s interest conflicts with that of the company may be liable for damages under the Argentine Corporation Law, but only if the transaction would not have been validly approved without such shareholder’s vote.

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the public registry of commerce referred to as the Public Registry of Commerce, and published in the Boletín Oficial. Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceeded 50% of capital. As of june 30, 2015 our share capital consisted of 501,642,804 common shares.

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

Preemptive Rights and Increases of Share Capital

Pursuant to our by-laws and Argentine Corporation Law No. 19,550, in the event of an increase in our share capital, each of our existing holders of our common shares has a preemptive right to subscribe for new common shares in proportion to such holder’s share ownership. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will be entitled to accretion rights based on the number of shares they purchased when they exercised their own preemptive rights. Rights and accretion rights must be exercised simultaneously within 30 days following the time in which notices to the shareholders of a capital increase and of the rights to subscribe thereto are published for three days in the Boletín Oficial and a widely circulated newspaper in Argentina. Pursuant to the Argentine Corporation Law, such 30-day period may be reduced to 10 days by a decision of our shareholders adopted at an extraordinary shareholders’ meeting (asamblea extraordinaria).

Additionally, the Argentine Corporation Law permits shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria) to suspend or limit the preemptive rights relating to the issuance of new shares in specific and exceptional cases in which the interest of the Company  requires such action and, additionally, under the following specific conditions:

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

In general, the following matters can be considered only at an extraordinary shareholders’ meeting (asamblea extraordinaria):

•	matters that may not be approved at an ordinary shareholders’ meeting;
•	the amendment of our bylaws;
•	reductions in our share capital;
•	redemption, reimbursement and amortization of our shares;
•	mergers, and other corporate changes, including dissolution and winding-up;
•	limitations or suspensions to preemptive rights to the subscription of the new shares; and
•	issuance of debentures, convertible negotiable obligations and bonds that do not qualify as notes (obligaciones negociables).

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

However, pursuant to the Argentine Corporation Law, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions:

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

Dividends and Liquidation Rights

The Argentine Corporation Law establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual balance sheet approved by the shareholders. Our board of directors submits our financial statements for the previous fiscal year, together with the reports of our Supervisory Committee, to the Annual Ordinary Shareholders’ Meeting. This meeting must be held by October 30 of each year to approve the financial statements and decide on the allocation of our net income for the year under review. The distribution, amount and payment of dividends, if any, must be approved by the affirmative vote of the majority of the present votes with right to vote at the meeting.

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

Dividends may be lawfully paid only out of our retained earnings determined by reference to the financial statements prepared in accordance with Argentine GAAP. In accordance with the Argentine Corporation Law, net income is allocated in the following order: (i) 5% is retained in a legal reserve until the amount of such reserve equals 20% of the company’s outstanding capital; (ii) dividends on preferred stock or common shares or other amounts may be retained as a voluntary reserve, contingency reserve or new account, or (iii) for any other purpose as determined by the company’s shareholders at an ordinary shareholders’ meeting.

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

Approval of Financial Statements

Our fiscal year ends on June 30 of each year, after which we prepare an annual report which is presented to our board of directors and Supervisory Committee. The board of directors submits our financial statements for the previous fiscal year, together with the reports of our Supervisory Committee, to the annual ordinary shareholders’ meeting, which must be held within 120 days of the close of our fiscal year, in order to approve our financial statements and determine our allocation of net income for such year. At least 20 days before the ordinary shareholders’ meeting, our annual report must be available for inspection at our principal office.

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

Ownership Restrictions

The CNV regulations require that transactions that cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

Capital Markets Law No. 26,831 establishes that a person or entity wishing to acquire a “significant holding” (“participaciones significativas”) shall be required to launch a mandatory tender offer:

-	A mandatory tender offer will not be required in those cases in which the purpose of the acquisition of the “significant holding” is not to acquire the control of a company.

The CNV defines a “significant holding” as holdings that represent an equal or a higher percentage than 15% and 51% of the voting shares as the case may be:

-	When a person or an entity intends to acquire more than 15% of the shares of a company, a mandatory tender offer to purchase 50% of the corporate voting capital is required by law.

-
If a person or an entity owns between 15% and 51% of the shares of a company, and wishes to increase its holdings by at least 6% within a 12 month period, a mandatory tender offer to acquire shares representing at least 10% of the voting capital will be legally required.

-	When a person or an entity wishes to acquire more than 51% of the shares of a company, a mandatory tender offer to acquire 100% of the voting capital will be legally required.

-
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

Pursuant to the Argentine Corporation Law we may redeem our outstanding common shares only under the following circumstances:

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
•
there shall be a board of directors’ resolution containing a report of our supervisory committee and audit committee. Our board of director’s resolution must provide the purpose of the acquisition, the maximum amount to be invested, the maximum number of shares or the maximum percentage of capital that may be acquired and the maximum price to be paid for our shares. Our board of directors must give complete and detailed information to both shareholders and investors,

•
the purchase shall be carried out with net profits or with free or optional reserves, and we must prove to the CNV that we have the necessary liquidity and that the acquisition will not affect our solvency,

•
under no circumstances may the shares acquired by our company, including those that may have been acquired before and held by us as treasury stock, be more than 10% of our capital stock or such lower percentage established by the CNV after taking into account the trading volume of our shares.

Any shares acquired by us that exceed 10% of our capital stock must be disposed of within 90 days from the date of acquisition originating the excess without prejudice of the liability corresponding to our board of directors.

Transactions relating to the acquisition of our own shares may be carried out through open market transactions or through a public offering:

•	in the case of acquisitions in the open market, the amount of shares purchased daily cannot exceed 25% of the mean daily traded volume of our shares during the previous 90 days.
•	in either case, the CNV can require the acquisition to be carried out through a public offering if the shares to be purchased represent a significant percentage in relation to the mean traded volume.

Regulation of the CNV as amended, provides general requirements that any company must comply with in the case of the acquisition of its shares under the Corporations Law or under the Capital Markets Law. The acquisition of its shares by a company must be:

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

With respect to item v), there are some requirements aiming to comply with the accurate capitalization of the direct investment contribution regarding the actual capitalization and registration of the contribution with the Public Registry of Commerce in a term of 540 calendar days, otherwise, the mandatory deposit shall be made within 10 calendar days. This term shall be considered from the date in which the local company resolves not to accept the contribution and/or the rejection and/or suspension thereof.  Regarding the sale of interest in the capital stock of a local company by a direct investor, it shall be required the filing of the sale and purchase agreement or the public offer of acquisition, as the case may be. Within 20 business days of the settlement of the transaction through the MULC, it shall be required the filing of the registration of the amendment to the by-laws with the Public Registry of Commerce or a legalized copy of the Ledger Book, depending on the type of company (corporation or limited liability company).

Additionally, Communication “A” 4901, dated February 5, 2009, exempts from the obligation to keep such mandatory deposit in the case of inflows into the exchange market made by non residents, when the Pesos resulting from the settlement of the foreign currency are applied within the following ten business days to any of the purposes set forth by the classification of current transactions in international accounts, namely: a) discharge of advance payments or liabilities for income and personal asset taxes payable by individuals who are regarded as residents from a tax standpoint; b) payment by nonresidents of contributions to the social security system or payments to employee-owned or prepaid healthcare systems; c) payment of other taxes which, given their nature, are borne by nonresidents in their capacity as taxpayers, and always provided that such payment does not entitle the nonresident to claims vis-à-vis the tax authorities or third parties; and d) other rates and services supplied by residents. In addition, such exemption on mandatory deposits, subject to certain additional requirements, is also applicable to funds remitted from abroad by nonresident companies on behalf of employees from international corporate groups who are temporarily abroad, to local companies responsible for the settlement of taxes and for making the relevant payments.

As result of the enactment of Communication “A” 5604, dated on July 10, 2014, which introduced item 2.7. in the Communication “A” 5526 as it is mentioned below, which in turn was modified by Communication “A” 5643, including direct investments, and the latter modified by Communication “A” 5692, direct investments made by non residents to local companies, shall be maintained in local account in foreign currency from October 9 until December 31, 2015 to the extent such funds comply with the provisions set forth in item 2.7. of Communication “A” 5526.

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

On December 20, 2012, Resolution No. 3421 replaced Resolution No. 3356, both enacted by AFIP. The latest one sets forth a unified registration system to be fulfilled for the access to the foreign exchange market, in particular for the outflow of funds made by residents or non residents, in whichever purpose or destiny. Such resolution is related with Communications “A” 5245.

Financial Indebtedness

In accordance with Communication “A” 5265, as amended by Communication “A” 5604 (as of July 10, 2014) the transactions arising from financial indebtedness of the financial sector, private non-financial sector and local governments must be settled in the foreign exchange market.

The provisions reach indebtedness with bonds, financial loans and any other transaction by which a disbursement of funds from a non-resident had been carried out. The obligation of settlement through the MULC shall be conducted within 30 calendar days from the date of the disbursement abroad and the transfer shall be deposited in a local bank account.

Any new financial indebtedness paid through the MULC and any debt renewal with financial non-residents and private non-residents shall be settled, maintained and renewed for at least 365 calendar days from the date of the disbursement, and they may not be prepaid before such term, whatever the manner of the cancellation of the obligation with the creditor had been agreed and independently of whether said cancellation is channeled through the MULC or not.

The primary issuance of publicly securities traded in self regulated markets is exempted of the foregoing provisions.

On January 8, 2015, through Communication “A” 5692, the Central Bank extended the term established by Communication “A” 5643 through which the conditions established in item 2.7. of the Communication “A” 5526 related to the purchase of foreign currency for the formation of off-shore assets by residents, shall be applied to the financial indebtedness from October 9, 2014 until December 31, 2015. The inflow of funds through this channel shall be subject to provisions set forth in Decree 616/2005, meaning that mandatory deposit of 30% shall apply. Nevertheless, it shall be considered the final destination of the funds that are exempted from such mandatory deposit (i.e. financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non financial assets by the private sector). By this regulation, the funds may be maintained in local account in foreign currency during the term authorized thereof.

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

On July 10, 2014, through Communication “A” 5604, the Argentine Central Bank made some additional changes to Communication “A” 5526, including the item 2.7. This item was amended by Communication “A” 5604 and Communication “A” 5757, the latter dated on May 21, 2015. As a result of such amendments it was set forth that new bond offerings and debt instruments issued under public offering procedure and listed on self regulated markets by local governments and /or private non-financial sector, that may be considered as external issuance, it shall be allowed the access to the foreign exchange market for the purchase of foreign currency to be deposited in local financial institutions (in a fixed term or special foreign currency account), simultaneously to the settlement of the funds received for the acquisition of such bonds or debt instruments abroad. Such permit shall be made for the total amount of the funds settled through the foreign exchange market and for a term of no longer than 270 calendar days. At least 80% of such funds must be applied to any future needs of net foreign currency required by the company involved. After the due date of 270 calendar days established by the Communication, the funds that had not been used, must be settled through the foreign exchange market within 10 business days. The referred funds shall not be subject to the mandatory deposit of 30% regulated by Communication “A” 4359, as amended.

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

The payments of profits and dividends to non-residents or ADR’s are authorized, insofar such payments are made according to financial statements duly closed, audited and approved by shareholders’ meeting.

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

Interest payments: Pursuant to Communication “A” 5264, item 3.7., modified by Communication “A” 5604 on July 10, 2014 (after several amendments since its issuance), the access to the MULC for the purchase of foreign currency to pay interests for financial indebtedness may be made:

a.	Up to 10 business day prior to the due date of each interest installment and to pay interest accrued within such interest period;

b.	To pay interest accrued from the date of the settlement of the disbursement through the local foreign exchange market; or

c.
To pay interest accrued from the date of the actual disbursement; provided that the funds disbursed abroad were credited in correspondent accounts of entities authorized to settle such funds through the local exchange market, within 48 hours from the date of their disbursement.

In all cases, the financial entity must verify the filing of the documents required by Communication “A” 3602 (affidavit related to the financial indebtedness) and Communication “A” 4237 (reporting of direct investment owned by non-residents) in case the creditor is part of the debtor’s economic group.

Principal Repayments and Prepayments: Pursuant to Communication “A” 5265, amended by Communication “A” 5604 (enacted on July 10, 2014) foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

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

Direct Investment Reporting System

Direct Investments made in Argentina by non residents

Under Communication “A” 4237, the Argentine Central Bank established a reporting system in connection with direct investments and real estate investments made by non residents in Argentina and by residents abroad.

Non residents must comply every semester with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds US$ 500,000. If such amount is not reached, the reporting system is optional.

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

Sales of foreign exchange to non residents

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

Money Laundering

Argentine Law No. 25,246, as amended by Laws No. 26,118, 26,268 and 26,683, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The money laundering law created the Financial Information Unit (“UIF”). The UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

a.	Crimes related to the traffic and illegal commercialization of drugs (Law No. 23,737)

b.	Crimes related to arms traffic (Law No. 22,415);

c.	Crimes related to illegal association o terrorist association;

d.	Crimes committed by illegal associations organized to commit crimes for political or racial purposes;

e.	Crimes against Public Administration;

f.	Crimes of minor’s prostitution and child pornography;

g.	Crimes related to terrorism financing.

The UIF analyzes the information received by entities that have the obligation to report suspicious activities or operations and, as the case may be, inform the Public Ministry to carry out the investigations that may be considered relevant or necessary.

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Argentine Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Money Laundering Law.

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

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. In addition, this summary is based, in part, upon representations made by the depositary (the “Depositary”) to us and assumes that the deposit agreement governing the ADSs, and all other related agreements, will be performed in accordance with their terms.

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

Distributions on Common Shares or ADSs

Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions on our common shares or ADSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of common shares, or by the Depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

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

The amount of any dividend paid in Pesos will equal the U.S. Dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of common shares, or by the Depositary, in the case of ADSs, regardless of whether the Pesos are converted into U.S. Dollars. If the Pesos received are not converted into U.S. Dollars on the day of receipt, you will have a basis in the Pesos equal to their U.S. Dollar value on the date of receipt. Any gain or loss you realize on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

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

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company” below, upon the sale, exchange or other disposition of common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the U.S. Dollar value of the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the common shares or ADSs, determined in U.S. Dollars. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition you have held the common shares or ADSs for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2015, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

In general, we will be a PFIC for any taxable year in which either (i) at least 75% of the gross income of our company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own at least 25% by value of the stock of another corporation, we will be treated for purposes of the PFIC tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Alternatively, a United States investor that owns common shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

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

On February 7, 2014, the Executive Branch issued Decree No. 2,334/13, which regulates Law No. 26,893.

The changes introduced by Law No. 26,893 are effective from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

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

In case both the Dividend Tax and the Equalization Tax apply, the latter should be applied first and then the 10% rate of the Dividend Tax should be applied on the remaining amount of dividends (i.e. the effective rate of both taxes on dividends would be 41.5%). Certain tax treaties contemplate the application of a ceiling tax rate on dividends (i.e. 10% on gross dividends).

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

 It is not clear whether the term “includes” (as used in the implementing Decree 2334/2013) means that the exemption only refers to sales of securities made through a stock exchange market duly authorized by the CNV or whether the implementing Decree 2334/2013 intended to clarify that such sales were just one of the possibilities that may be covered by the exemption (in addition to publicly offering authorized securities, as provided in the Argentine Income Tax Law). Certain qualified tax authorities have publicly opined that the exemption exclusively refers to sales of securities made through a stock exchange market duly authorized by the CNV.

Losses arising from the sale, exchange or other disposition of shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of shares  are subject to income tax, as the abovementioned exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of shares by foreign beneficiaries is subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller´s election. However there is currently no regulation under Argentine law with respect to how this election is made. When both seller and buyer are non-residents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred. However, as of the date of this annual report , no regulations have been issued stipulating the withholding and payment mechanism that the non-resident buyer should follow.

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

Tax on Personal Assets

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate is 0.5% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2014. There can be no assurance that in the future this tax will be absorbed by us.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, “IGMP”)

Entities domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps.200,000. Nevertheless, common shares and ADSs issued by entities subject to such tax are exempt from the IGMP.

Turnover Tax

 The gross turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the purchase and sale, exchange or other disposition of common shares or ADSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries.

Stamp Tax

Stamp tax is a local tax that is generally levied on the formal execution of onerous transactions within a certain provincial jurisdiction or outside a certain provincial jurisdiction but with effects in such jurisdiction; Therefore, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the common shares or ADSs, executed in those jurisdictions, or with effects in those jurisdictions.

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of shares which public offering is authorized by the CNV is exempt from this tax.

Tax on Credits and Debits in Bank Accounts

Credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts as a tax credit while taxpayers subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit. Such amounts can be utilized as a credit for income tax or tax on presumed minimum income.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs. The provinces of Buenos Aires and Entre Ríos establish a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax. In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

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

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

 In the normal course of business, we are exposed to foreign exchange risk, interest rate risks and other price risk, primarily related to changes in exchange rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. For further information on our market risks, please see Note 4 to our Audited Consolidated Financial Statements.

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us. During fiscal year 2015, no such reimbursement was received.

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

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15. Controls and Procedures

A. DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2015. Based upon this evaluation our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

We have been unable to obtain financial statements for IDBD for the year ended December 31, 2014 audited in accordance with U.S. GAAS that may be required to be included in this Annual Report on Form 20-F by Rule 3-09. As of June 30, 2015, we held 49% of IDBD and, as such, we did not control IDBD and did not have the power to direct IDBD or its management to provide us with such audited consolidated financial statements. In reliance on Rule 12b-21 promulgated under the Exchange Act we have provided unaudited consolidated financial statements for IDBD for the year ended December 31, 2014, which do not comply with Rule 3-09. As a result of including such financial information, we do not believe that the omission of the audited consolidated financial statements in accordance with Rule 3-09 will have a material impact on a reader’s understanding of our financial condition or our results of operations.

We are in the process of requesting a waiver from the SEC for filing the audited consolidated financial statements of IDBD for the year ended December 31, 2014 as may be required by Rule 3-09. We cannot provide you with any assurances that we will obtain this waiver. If the SEC does not grant this waiver to us, we will have to file an amendment to this annual report including the financial statements of IDBD for the year ended December 31, 2104 audited in accordance with U.S. GAAS as soon as such financial statements become available. See “Item 3. Key Information – D. Risk Factors.”

B. MANAGEMENT´S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our Internal Control over Financial Reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with International Financial Reporting Standards and includes  those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, Internal Control over Financial Reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (1992). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2015.

Remediation of Prior Year Material Weakness

We have previously disclosed in our annual report on Form 20-F for the year ended June 30, 2014 that we and our independent registered public accounting firm identified the following material weakness. The material weakness related to the failure to effectively interpret the impact of significant, non-routine complex contractual clauses associated with the investment in the associate IDBD.

A material weakness is a deficiency, or combination of deficiencies, in Internal Control over Financial Reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We have undertaken the following remedial steps to address the material weakness:
•	Hired additional qualified accounting personnel versed in the technical requirements of IFRS at the subsidiary level to interpret, analyze and account for significant complex contractual provisions;
•	Implemented a process to collect and consolidate all material contractual provisions at the subsidiary level to assist in the appropriate evaluation and documentation requirements required by IFRS;

•	Implemented additional review by management to confirm proper identification, analysis and implementation of relevant accounting standards going forward; and
•	Trained personnel at both corporate and subsidiary levels to better assess and evaluate contractual provisions and the impact of derivative financial instruments.

We have implemented and executed these actions above as part of our remediation plans and we have successfully tested them. As of June 30, 2015, we have concluded that the material weakness described in our annual report on Form 20-F for the year ended June 30, 2014 has been remediated.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

       The effectiveness of the Company’s internal control over financial reporting as of June 30, 2015 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm, as stated in their report which appears herein.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Other than the implementation and refinement of the controls necessary to remediate the previous year’s material weakness, there was no change in our internal control over financial reporting occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

During the fiscal years ended June 30, 2015 and 2014, we were billed a total amount of Ps. 9.7 million and Ps. 8.0 million, respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended june 30, 2015 and 2014 we were billed a total amount of Ps. 0.1 million and Ps. 0.1 million, respectively, for professional services rendered by our principal accountants for other services related to the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.

Tax Fees

During the fiscal year ended June 30, 2015 and 2014, we were billed a total amount of Ps. 0.01 million and Ps. 0.03, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal years ended June 30, 2015, no such services were provided, while as of June 30, 2014, we were billed for a total amount of Ps. 0.8 million for other professional services rendered by our principal accountants.

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

D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

This section is not applicable.

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

On April 11, 2014 our Board of Directors decided to initiate a new shares repurchase plan (the “2014 Plan”), under the terms of Article 64 of the Capital Markets Law and the rules of the CNV. Such repurchases were made with our liquid and realized profits and free reserves. As of November 14, 2014, we finalized the 2014 Plan having repurchased a total of 8,633,316 shares, equivalent to 1.72% of the share capital, by a total of Ps. 87.1 million.

Period	Total Number of Common Shares Purchased (1)	Average Price Paid per Share	Total Number of ADR’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum Number of Shares that may yet be purchased under the plan
		(Ps.)		(US$)
04/17/2014 - 04/30/2014	14,7	6.74	59,162	11.18	606,32	18,506,949
05/01/2014 - 05/31/2014	33,537	10.23	171,5	12.11	1,748,537	16,758,412
06/01/2014 - 06/30/2014	100,512	12.81	313,011	12.33	3,230,622	13,527,790
07/01/2014 - 07/31/2014	4	13.40	115,111	13.62	1,155,110	12,372,680
08/01/2014 - 08/31/2014	13,657	13.23	142,989	12.28	1,443,547	10,929,133
09/01/2014 - 09/30/2014	-	-	44,918	11.86	449,18	10,479,953
Total	166,406		846,691		8,633,316

(1)  As of the date of transaction.
(2)  Correspond to the sum of common shares and ADR’s purchased. Each ADR represents 10 common shares.

In addition, during December 2014, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated November 14, 2014, decided to initiate the process of distribution among the shareholders, on a pro rata basis, of 5,565,479 common shares, repurchased under the 2014 Plan. The allotment of shares was calculated over the outstanding capital stock up to December 12, 2014 of Ps. 487,928,660 (10 shares per ADR). As a result of the calculation of the allotment, the fractions were settled in cash. 746 shares were not distributed.

As a result as of the date of this annual report, the our investment in own shares amounts to 1,37% of total capital stock.

F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

This section is not applicable.

G. CORPORATE GOVERNANCE

Compliance with NASDAQ listing standards on corporate governance

Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

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

Pursuant to NASDAQ Rule 5615(a)(3), NASDAQ -listed non-U.S. companies that are categorized as “Foreign Private Issuers” may follow home country corporate governance practices in lieu of certain of the corporate governance requirements provided in NASDAQ Rules, provided that the foreign private issuer complies with certain mandatory sections of NASDAQ Rules, discloses each requirement that it does not follow and describes the home country practice followed in lieu of such requirement. The requirements of the NASDAQ Rules and the Argentine corporate governance practices that we follow in lieu thereof are described below:

NASDAQ Standards for U.S. companies	CRESUD’S CORPORATE PRACTICES
Rule 5250(d) - Distribution of Annual and Interim Reports.
In lieu of the requirements of Rule 5250(d), we follow Argentine law, which requires that companies issue publicly a Spanish language annual report, including annual Audited Consolidated Financial Statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the CNV and the stock exchange in which the securities are listed, within 70 calendar days following the close of our fiscal year. Interim reports must be filed with the CNV and the stock exchange in which the securities are listed within 42 calendar days following the close of each fiscal quarter. We provide our shareholders a copy of the annual and interim financial reports upon request. English language translations of our annual reports and interim reports are filed with the SEC on Form 20-F and Form 6-K, respectively. We also send the English language translation of our annual report and quarterly press releases on its website. Furthermore, under the terms of the Deposit Agreement, dated as of March 18, 1997, among us, The Bank of New York Mellon, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York Mellon with, among other things, English language translations of their annual reports. Annual reports are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22 Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to our shareholders, at our executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report).

Rule 5605(b)(1) - Majority of Independent Directors.
In lieu of the requirements of Rule 5605(b)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina, such as, us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV.

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

Rule 5605(c)(2) - Audit Committee Composition.
Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. As such, Although all the members of the audit committee have large corporate experience, as of the date of this annual report, the Board of Directors have not named designated a financial expert in accordance with the relevant SEC ruleson the audit committee. Although it is noted that all members of the audit committee have had significant corporate experience. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

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

Item 18.  Financial Statements

Reference is made to pages F-1 through F-374.

Index to Financial Statements (see page F-1).

Item 19.  Exhibits

Exhibit No.                                Description of Exhibit

1.1*	By-laws (Estatutos) of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.
1.2****	English translation of the amendment to the bylaws.
1.3*********	Amended and restated English translation of the bylaws.
1.4	Amended and restated English translation of the bylaws
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

4.1*	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.2**	Agreement for the exchange of Corporate Service between we, IRSA and IRSA Comercial Properties, dated June 30, 2004.
4.3****	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA Commercial Properties and us, dated August 23, 2007.
4.4*****	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5******	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA Commercial Properties, dated March 12, 2010.
4.6*******	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7********	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8*********	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9*********	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA Commercial Properties dated February 24, 2014.
4.10	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
8.1	List of Subsidiaries.
11.1***	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
15.1	Consolidated financial statements of IDBD Development Corporation Ltd. as of and for the year ended December 31, 2014 unaudited (not in compliance with U.S. GAAS)

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

********* Incorporated herein reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on October 31, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Cresud S.A.C.I.F. y A.

Date Novermber 17, 2015	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the
Board of Directors and Shareholders of
Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

    In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2015, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Annual Report on Internal Control Over Financial Reporting under Item 15.

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

PRICE WATERHOUSE & Co. S.R.L.

By:/s/Carlos Martin Barbafina(Partner)

Carlos Martín Barbafina
Buenos Aires, Argentina
November 17, 2015

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position
as of June 30, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

ASSETS	Note	06.30.15	06.30.14
Non-current assets
Investment properties	10	3,474,959	3,454,616
Property, plant and equipment	11	1,977,195	2,381,956
Trading properties	12	129,654	132,555
Intangible assets	13	175,763	175,007
Biological assets	14	458,879	444,853
Investments in associates and joint ventures	8, 9	2,772,685	2,375,339
Deferred income tax assets	28	652,186	852,642
Income tax credit		160,457	177,547
Restricted assets	17	4,301	50,897
Trade and other receivables	18	426,777	475,349
Investment in financial assets	19	622,845	275,012
Derivative financial instruments	20	207,602	233
Total non-current assets		11,063,303	10,796,006
Current Assets
Trading properties	12	3,300	4,596
Biological assets	14	119,998	195,830
Inventories	15	511,350	439,771
Restricted assets	17	607,021	-
Income tax credit		30,749	19,694
Assets held for sale	44	-	1,357,866
Trade and other receivables	18	1,772,373	1,438,408
Investment in financial assets	19	504,102	495,633
Derivative financial instruments	20	29,554	32,897
Cash and cash equivalents	21	633,693	1,002,987
Total current assets		4,212,140	4,987,682
TOTAL ASSETS		15,275,443	15,783,688
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		494,777	490,997
Treasury stock		6,866	10,566
Inflation adjustment of share capital		64,530	64,047
Inflation adjustment of treasury stock		895	1,378
Share premium		659,464	773,079
Additional paid-in capital from treasury stock		12,678	-
Cost of treasury stock		(32,198)	(54,876)
Share warrants		-	106,264
Changes in non-controlling interests		53,806	(15,429)
Cumulative translation adjustment		443,096	633,607
Equity-settled compensation		81,988	70,028
Legal reserve		-	81,616
Reserve for new developments		-	17,065
Special Reserve		-	633,940
Reserve for the acquisition of securities issued by the company		32,198	200,000
Accumulated deficits		(246,069)	(1,066,428)
Equity attributable to equity holders of the parent		1,572,031	1,945,854
Non-controlling interest		2,329,927	2,488,932
TOTAL SHAREHOLDERS’ EQUITY		3,901,958	4,434,786

The accompanying notes are an integral part of these Consolidated Financial Statements.

F

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position (Continued)
as of June 30, 2015 and 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.15	06.30.14
LIABILITIES
Non-current liabilities
Trade and other payables	22	264,054	216,760
Borrowings	25	5,832,973	5,315,335
Deferred income tax liabilities	28	150,691	470,045
Derivative financial instruments	20	269,949	320,847
Payroll and social security liabilities	23	5,539	5,041
Provisions	24	386,948	220,489
Total non-current liabilities		6,910,154	6,548,517
Current liabilities
Trade and other payables	22	1,306,835	1,004,180
Income tax liabilities		142,361	73,429
Payroll and social security liabilities	23	230,400	202,546
Borrowings	25	2,466,030	2,639,491
Derivative financial instruments	20	262,734	53,419
Provisions	24	54,971	20,708
Liabilities held for sale	44	-	806,612
Total current liabilities		4,463,331	4,800,385
TOTAL LIABILITIES		11,373,485	11,348,902
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		15,275,443	15,783,688

The accompanying notes are an integral part of these Consolidated Financial Statements.

F

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Income Statements
for the fiscal years ended June 30, 2015, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.15	06.30.14	06.30.13
Revenues	31	5,651,805	4,604,011	3,528,551
Costs	32	(4,769,715)	(3,914,592)	(3,120,495)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		1,324,152	1,152,653	886,744
Changes in the net realizable value of agricultural produce after harvest		(34,471)	(17,447)	11,756
Gross profit		2,171,771	1,824,625	1,306,556
Gain from disposal of investment properties	3	1,150,230	230,918	177,999
Gain from disposal of farmlands	3	550,462	91,356	149,584
General and administrative expenses	33	(617,820)	(533,939)	(346,383)
Selling expenses	33	(474,158)	(352,726)	(279,463)
Other operating results, net	35	12,209	(75,008)	98,068
Profit from operations		2,792,694	1,185,226	1,106,361
Share of loss of associates and joint ventures	8,9	(1,024,972)	(408,651)	(9,818)
Profit from operations before financing and taxes		1,767,722	776,575	1,096,543
Finance income	36	241,109	288,188	200,857
Finance cost	36	(1,684,328)	(2,852,000)	(1,124,746)
Other financial results	36	155,058	(10,586)	15,128
Financial results, net		(1,288,161)	(2,574,398)	(908,761)
Profit / (Loss) before income tax		479,561	(1,797,823)	187,782
(Loss) /Income tax expense	28	(303,350)	389,415	(33,519)
Profit / (Loss) for the year		176,211	(1,408,408)	154,263

Attributable to:
Equity holders of the parent		(249,619)	(1,067,880)	(26,907)
Non-controlling interest		425,830	(340,528)	181,170

Loss per share attributable to equity holders of the parent during the year:
Basic		(0.51)	(2.15)	(0.05)
Diluted		(i)(0.51)	(i) (2.15)	(i) (0.05)

(i)	Due to the loss attributable to equity holders of the parent during the fiscal years 2015, 2014 and 2013, there is no diluted effect on this result.

The accompanying notes are an integral part of these Consolidated Financial Statements.

F

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Comprehensive Income
for the fiscal years ended June 30, 2015, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	06.30.15	06.30.14	06.30.13
Profit / (Loss) for the year	176,211	(1,408,408)	154,263
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(521,489)	1,284,550	180,908
Currency translation adjustment from associates and joint ventures	81,606	(17,409)	1,715
Other comprehensive (loss) / income for the year (i)	(439,883)	1,267,141	182,623
Total comprehensive loss for the year	(263,672)	(141,267)	336,886

Attributable to:
Equity holders of the parent	(440,130)	(436,557)	65,647
Non-controlling interest	176,458	295,290	271,239

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2015, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Additional paid-in capital from treasury stock	Cost of Treasury Stock	Share warrants	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Reserve for the acquisition of securities issued by the company	Accumulated deficit	Subtotal	Non-controlling interest	Total shareholders’ equity
Balances as of June 30, 2014	490,997	10,566	64,047	1,378	773,079	-	(54,876)	106,264	1,391,455	(15,429)	633,607	70,028	81,616	17,065	633,940	200,000	(1,066,428)	1,945,854	2,488,932	4,434,786
(Loss) /Profit for the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(249,619)	(249,619)	425,830	176,211
Other comprehensive (loss) for the year	-	-	-	-	-	-	-	-	-	-	(190,511)	-	-	-	-	-	-	(190,511)	(249,372)	(439,883)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	-	-	(190,511)	-	-	-	-	-	(249,619)	(440,130)	176,458	(263,672)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on November 14, 2014:
- Share Distribution	5,565	(5,565)	726	(726)	-	-	54,876	-	54,876	-	-	-	-	-	-	(54,876)	-	-	-	-
- Share Premium	-	-	-	-	(220,881)	-	-	-	(220,881)	-	-	-	-	-	-	-	220,881	-	-	-
- Legal Reserve	-	-	-	-	-	-	-	-	-	-	-	-	(81,616)	-	-	-	81,616	-	-	-
- Reserve for new developments	-	-	-	-	-	-	-	-	-	-	-	-	-	(17,065)	-	-	17,065	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(633,940)	-	633,940	-	-	-
- Reserve for the repurchase of equity interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(112,926)	112,926	-	-	-
- Exercise of warrants	80	-	-	-	1,132	-	-	(130)	1,082	-	-	-	-	-	-	-	-	1,082	-	1,082
Cash dividends (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(136,696)	(136,696)
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(228,101)	(228,101)
Equity-settled compensation (Note 27)	-	-	-	-	-	-	-	-	-	-	-	27,678	-	-	-	-	-	27,678	7,837	35,515
Purchase of Treasury stock (Note 30)	(3,068)	3,068	(400)	400	-	-	(32,198)	-	(32,198)	-	-	-	-	-	-	-	-	(32,198)	-	(32,198)
Maturity of share warrants (Note 30)	-	-	-	-	106,134	-		(106,134)	-	-	-	-	-	-	-	-	-	-	-	-
Equity incentive plan granted (Note 27)	1,203	(1,203)	157	(157)	-	12,678	-	-	12,678	-	-	(15,718)	-	-	-	-	3,040	-	-	-
Changes in non- controlling interest (Note 3)	-	-	-	-	-	-	-	-	-	69,235	-	-	-	-	-	-		69,235	5,282	74,517
Reimbursement of expired dividends (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	510	510	301	811
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	15,914	15,914
Balance as of June 30, 2015	494,777	6,866	64,530	895	659,464	12,678	(32,198)	-	1,207,012	53,806	443,096	81,988	-	-	-	32,198	(246,069)	1,572,031	2,329,927	3,901,958

(1)       Related to CNV General Resolution N° 609/12. See Note 2.29.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2014, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Cost of Treasury Stock	Share warrants	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Reserve for the acquisition of securities issued by the company	Accumulated deficit	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of June 30, 2013	496,562	5,001	64,773	652	773,079	-	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	-	(26,522)	2,487,970	2,231,096	4,719,066
Loss for the year	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,067,880)	(1,067,880)	(340,528)	(1,408,408)
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	631,323	-	-	-	-	-	-	631,323	635,818	1,267,141
Total comprehensive income / (loss) for the year	-	-	-	-	-	-	-	-	-	631,323	-	-	-	-	-	(1,067,880)	(436,557)	295,290	(141,267)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2013:
- Legal reserve	-	-	-	-	-	-	-	-	-	-	-	34,781	-	(34,781)	-	-	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	(26,907)	-	26,907	-	-	-
- Cash dividends (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	(120,000)	-	-	-	(120,000)	(134,432)	(254,432)
Equity-settled compensation (Note 27)	-	-	-	-	-	-	-	-	-	-	62,742	-	-	-	-	-	62,742	16,429	79,171
Changes in non- controlling interest (Note 3)	-	-	-	-	-	-	-	-	6,567		-	-	-	-	-	-	6,567	84,089	90,656
Purchase of Treasury stock (Note 30)	(5,565)	5,565	(726)	726	-	(54,876)	-	(54,876)	-	-	-	-	-	-	-	-	(54,876)	-	(54,876)
Cancellation of Brasilagro warrants	-	-	-	-	-	-	-	-	-	-	(1,059)	-	-	-	-	-	(1,059)	-	(1,059)
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,163)	(4,163)
Release of Reserve for new developments resolved by Shareholders’ Meeting held on April 11, 2014 (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	(200,000)	-	200,000	-	-	-	-
Reimbursement expired dividends (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,067	1,067	623	1,690
Balance as of June 30, 2014	490,997	10,566	64,047	1,378	773,079	(54,876)	106,264	1,391,455	(15,429)	633,607	70,028	81,616	17,065	633,940	200,000	(1,066,428)	1,945,854	2,488,932	4,434,786

(1)	Related to CNV General Resolution N° 609/12. See Note 2.29.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2015, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interest	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings / Accumulated deficit	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of June 30, 2012	496,562	5,001	164,561	1,657	773,079	106,263	1,547,123	(6,889)	(81,939)	1,833	42,922	389,202	-	666,611	2,558,863	2,132,648	4,691,511
(Loss) Gain for the year	-	-	-	-	-	-	-	-	-	-	-	-	-	(26,907)	(26,907)	181,170	154,263
Other comprehensive income for the year	-	-	-	-	-	-	-	-	92,554	-	-	-	-	-	92,554	90,069	182,623
Total comprehensive income / (loss) for the year	-	-	-	-	-	-	-	-	92,554	-	-	-	-	(26,907)	65,647	271,239	336,886
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 31, 2012:
- Legal reserve	-	-	-	-	-	-	-	-	-	-	3,913	-	-	(3,913)	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	(52,137)	-	52,137	-	-	-
- Appropriation of retained earnings	-	-	(99,788)	(1,005)	-	-	(100,793)	-	-	-	-	-	-	100,793	-	-	-
- Cash dividends (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	-	(120,000)	(120,000)	(93,816)	(213,816)
Changes in non-controlling interest (Note 3)	-	-	-	-	-	-	-	(15,107)	-	-	-	-	-	-	(15,107)	(37,509)	(52,616)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,092	8,092
Conversion of notes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	126	126
Capital distribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(152,101)	(152,101)
Equity-settled compensation (Note 27)	-	-	-	-	-	-	-	-	-	6,512	-	-	-	-	6,512	4,037	10,549
Exercise of warrants	-	-	-	-	-	1	1	-	-	-	-	-	-	-	1	-	1
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	-	(8,331)	-	-	-	-	-	(8,331)	(4,584)	(12,915)
Reimbursement of expired dividends (Note 30)	-	-	-	-	-	-	-	-	-	-	-	-	-	385	385	241	626
Reallocation RG 609/12 CNV	-	-	-	-	-	-	-	-	-	-	-	-	695,628	(695,628)	-	-	-
Balance as of June 30, 2013	496,562	5,001	64,773	652	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970	2,231,096	4,719,066

(1)	Related to CNV General Resolution N° 609/12. See Note 2.29.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2015, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.15	06.30.14	06.30.13
Operating activities:
Cash generated from operations before income tax paid	21	924,421	1,163,074	931,318
Income tax paid		(429,907)	(279,911)	(282,799)
Net cash generated from operating activities		494,514	883,163	648,519
Investing activities:
Acquisition of subsidiaries, net of cash acquired		-	-	(117,874)
Acquisition of interest in associates and joint ventures		(1,241,562)	(1,131,806)	(25,899)
Capital contributions to associates and joint ventures		(126,386)	(60,299)	(67,438)
Proceeds from sale of associates and joint ventures		55,842	22,754	-
Purchases of investment properties		(249,677)	(271,921)	(212,988)
Proceeds from sale of investment properties		2,446,687	402,218	128,595
Purchases of property, plant and equipment		(220,633)	(133,423)	(137,534)
Proceeds from sale of property, plant and equipment		2,391	796	3,225
Proceeds from sale of farmlands		325,962	125,935	230,412
Payments of purchase of properties		-	(6,048)	-
Purchases of intangible assets		(10,134)	(14,559)	(2,691)
Advances for purchase of property, plant and equipment		(13,995)	(29,647)	(15,780)
Acquisition of Investment in financial assets		(4,609,605)	(3,682,960)	(1,738,968)
Proceeds from disposals of Investment in financial assets		4,486,616	3,870,820	1,868,547
Loans granted to associates and joint ventures		-	(2,090)	(59,836)
Loans repayments received from associates and joint ventures		10,443	1,913	1,774
Dividends received		17,961	22,372	53,443
Net cash generated from / (used in) investing activities		873,910	(885,945)	(93,012)
Financing activities:
Repurchase of convertible notes		(305,026)	(163,466)	-
Repurchase of equity interest		(32,851)	(97,726)	-
Proceeds from issuance of non-convertible notes		693,382	1,051,823	800,404
Payment of non-convertible notes		(1,071,997)	(799,559)	(423,118)
Issuance of trust debt titles		-	14,950	-
Payment of trust debt titles		(9,733)	(5,424)	-
Borrowings		1,497,750	793,447	878,622
Repayments of borrowings		(1,334,494)	(590,114)	(508,490)
Payment of seller financing of shares		(105,861)	-	-
Payments of borrowings from associates and joint ventures		(2,250)	(1,640)	-
Borrowings from associates and joint ventures		22,151	17,246	70,714
Exercise of warrants		1,082	-	1
Cancellation of Brasilagro warrants		-	(1,059)	-
Payment of seller financing		(3,142)	(2,250)	(26,347)
Acquisition of non-controlling interest in subsidiaries		(32,306)	(1,208)	(49,868)
Distribution of share capital of subsidiaries		-	(4,263)	(152,102)
Dividends paid		(33,509)	(243,637)	(239,352)
Sale of equity in subsidiaries to non-controlling interest		181,781	313	-
Capital reduction of subsidiaries		(228,101)	-	-
Acquisition of derivative financial instruments		-	(37,961)	-
Payment of derivative financial instruments		(233,135)	-	-
Proceeds from derivative financial instruments		1,506	62,158	-
Contributions from non-controlling interest		15,914	139,058	8,092
Interest paid		(799,402)	(576,937)	(375,716)
Net cash used in financing activities		(1,778,241)	(446,249)	(17,160)
Net (decrease) increase in cash and cash equivalents		(409,817)	(449,031)	538,347
Cash and cash equivalents at beginning of year	21	1,002,987	1,047,586	471,922
Foreign exchange gain on cash and cash equivalents		40,523	404,432	37,317
Cash and cash equivalents at end of year		633,693	1,002,987	1,047,586

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

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

The Urban Properties and Investments business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, IRSA Propiedades Comerciales (“IRSA CP” formerly Alto Palermo S.A.). Through IRSA and IRSA CP, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, the capital of Argentina, and since 2009 it entered into the United Stated of Americans (“USA”) real estate market, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.	The Group’s business and general information (Continued)

During fiscal year ended June 30, 2014, the Group made an investment in the Israeli market, through Dolphin Fund Ltd. (“DFL”) and Dolphin Netherlands B.V. (“DN B.V.”, and together with DFL “Dolphin”), in IDB Development Corporation Ltd. ("IDBD") an Israeli Company, with an initial interest of 26.65%. As of June 30, 2015 the indirect equity interest in IDBD amounts to 49.0%. IDBD is one of the Israeli largest and most diversified conglomerates, which is involved, through its subsidiaries, in several markets and industries, including real estate, retail, agribusiness, insurance, telecommunications, etc.; controlling or having non controlling interests in companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others. IDBD went public in Tel Aviv Stock Exchange ("TASE") since May, 2014.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where it has a 29.99% interest (without considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small, medium-sized and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BCBA”). Additionally, the Group has a 43.15% interest in Tarshop S.A (“Tarshop”) whose main business comprises credit cards activities and the provision of loans.

Cresud’s and IRSA Propiedades Comerciales’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BCBA”) and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). IRSA’s shares are listed and traded on both the BCBA and the New York Stock Exchange (“NYSE”). Brasilagro’s shares are listed and traded on both the Novo Mercado del BOVESPA and the New York Stock Exchange (“NYSE”).

These consolidated financial statements have been approved for issue by the Board of Directors on November 17, 2015.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.1.	Basis of preparation

(i)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with and compliance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”) and interpretations from International Financial Reporting Interpretation Committee (“IFRIC” and known before as the Standards Interpretation Committee “SIC”). All IFRS applicable as of the date of these consolidated financial statements have been applied. Additionally, the Group has adopted certain IFRS that are not effective as of June 30, 2015, but for which early adoption is accepted.

The Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, through General Resolutions N° 562/09 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”), which adopt the International Financial Reporting Standards (“IFRS”), issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(vii)	Use of estimates

The preparation of consolidated financial statements at a certain date requires the Management of the Group to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 5.

2.1.	New accounting standards

The following standards, amendments and interpretations have been published by the IASB and by the IFRIC. Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group at the time of application.

Amendments to IAS 1 "Presentation of financial statements"

In December 2014, the IASB has released amendments to IAS 1 “Presentation of Financial Statements”. These amendments establish guidance on grouping significant items,  provides for the disclosure of relevant information for certain items and disclosures that are to be included in relation to accounting policies adopted by each entity and other additional disclosures in financial statements.

The application of this amendments become effective for the fiscal year beginning January 1, 2016, that is, fiscal year ended June 30, 2017 for the Group.  Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 28 “Investments in Associates and Joint Ventures”

In December 2014, the IASB has released amendments to IFRS 10, IFRS 12 and IAS 28. These amendments refer to the treatment of the consolidation exception for financial entities and their subsidiaries.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Amendments to IFRS 10 clarifies that the exemption from preparing consolidated financial statements for an intermediate parent entity is available to a parent entity that is a subsidiary of an investment entity. The exception may be applicable where the company controlling the investment entity accounts for subsidiaries at fair value. Additionally, amendments to IFRS 10 clarify that an investment entity should consolidate a subsidiary that is not an investment company and that provides services that support the investment entity’s activities, so that it acts as an extension of the investment entity. The remaining investments in subsidiaries of an investment entity should be measured at fair value through profit or loss.

Amendments to IAS 28 allow an entity which is not an investment entity, but has an interest in an associate or joint venture which is an investment entity, a policy choice when applying the equity method of accounting. The entity may choose to retain the fair value measurement applied by the investment entity associate or joint venture, or to unwind the fair value measurement and instead perform a consolidation at the level of the investment entity associate or joint venture.

Amendments become effective for the fiscal year beginning January 1, 2016, that is, fiscal year ended June 30, 2017 for the Group.  Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its consolidated and separate financial statements on this balance sheet date.

Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” – Treatment afforded to sales or contributions of assets between an investor and its associate or joint venture

On September 2014, the IASB has released amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. The first amendment adds guidance on how to treat losses of control in subsidiaries that does not contain a business as established by IFRS 3 “Business combinations”, thus limiting the amount that may be reclassified from other comprehensive income to income for the year solely to the participation of other investors not related to the investor; it further provides how the residual participation in these investments should be valued, after such loss of control. In the second case, the modifications refer to the recognition of profits and losses resulting from upstream and downstream transactions, between an entity and its associates or joint ventures, when they involve assets that may constitute or not a business, as such is defined in IFRS 3.

Amendments become effective for the fiscal year beginning January 1, 2016, that is, fiscal year ended June 30, 2017 for the Group. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Cycle of annual improvements to IFRS: Amendments to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”; IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting”

On September 2014, the IASB, in its annual improvements, has released amendments to the following standards:

•
IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”: A new classification category has been established for these assets and the amendment adds guidance on how to treat changes to disposal plans for those assets classified as held for sale.

•
IFRS 7 “Financial Instruments: Disclosures”: It clarifies that amendments established in December, 2011 on offsetting financial assets and liabilities, and amendments established in September, 2014 will be of retroactive application to annual fiscal years as from January 1, 2013, in the first case, and January 1, 2016 in the second case. In addition, it sets forth the specific disclosure requirements related to servicing contracts related to financial assets transferred.

•
IAS 34 “Interim Financial Reporting”: It clarifies that supplementary information included in interim financial statements through cross reference with other statements or reference information should be available with such interim financial statements.

The application of this amendments become effective for the fiscal year beginning January 1, 2016, that is, fiscal year ended June 30, 2017 for the Group. The Group is currently assessing the potential impact of the amendments on its financial statements.

IAS 27 Revised “Separate Financial Statements”

On August 12, 2014 the IASB has released an amendment to IAS 27 “Equity method in Separate Financial Statements”. The amendment reinstates the equity method as an option to account for investments in subsidiaries, joint ventures and associates in separate financial statements. Amendments become effective for the fiscal year beginning January 1, 2016, that is, fiscal year ended June 30, 2017 for the Group. Earlier adoption is permitted.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

IFRS 9 “Financial Instruments”

On July 24, 2014, the IASB released the final version of IFRS 9 “Financial instruments”, which includes in one single standard all stages of the IASB project to replace IAS 39 “Financial instruments: Recognition and measurement”. Such stages are classification and measurement of financial instruments, impairment and accounting for hedging. This version adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and becomes effective for fiscal years starting on or after January 1, 2018, this is, for financial statements ended on June 30, 2019 for the Group. Earlier adoption is permitted.

The Group has adopted the first stages of IFRS 9 to the transition date.

Amendments to IAS16 “Property, Plant and Equipment” and IAS 41 “Agriculture”

On June, 2014 the International Accounting Standards Board issued the amendments to IAS 16 “Property, Plant and Equipment” and to IAS 41 “Agriculture” whereby the bearer plant concept is defined and bearer plants become part of the scope of IAS 16. A bearer plant is defined as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales. Before, bearer plants were not defined and those related to agricultural production were covered by IAS 41.

Bearer plants are solely used to develop produce. The only significant future economic benefits derived from bearer plants result from the sale of the agricultural produce they generate.

Bearer plants meet the definition of property, plant and equipment of IAS 16 and their operation is similar to that of manufacturing. As a result, amendments require that bearer plants be accounted for as property, plant and equipment and covered by IAS 16, rather than IAS 41. The produce growing on bearer plants will continue to be governed by IAS 41.

Amendments become effective for the fiscal year beginning January 1, 2016, that is, fiscal year ended June 30, 2017 for the Group. Earlier adoption is permitted. The Group is currently assessing the potential impact in the preparation of consolidated financial statements on this balance sheet date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

IFRS 15 “Revenue from contracts with customers”

On May 28, 2014, the IASB has published the new IFRS 15 “Revenue from contracts with customers” (IFRS 15) that replaces IAS 11 “Construction contracts”, IAS 18 “Revenue from ordinary operating activities”, IFRIC 13 “Customer loyalty programs”, IFRIC 15 “Agreements for the construction of real estate”, IFRIC 18 “Transfer of assets from customers” and SIC-31 “Revenue – Barter transactions involving advertising services”. IFRS 15 provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of the obligations assumed with customers. IFRS 15 bases this principle on a single, five-step model that is developed extensively and in detail, including examples.

The new model of ordinary income applies to all contracts with customers, other than those covered by other IFRSs, such as leases insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income.

IFRS 15 becomes effective for all fiscal years beginning as from January 1, 2017 and may be adopted earlier. Application is retroactive. On the balance sheet date, the Company is still assessing the impact that this standard shall have on its financial position and the results of operations.

Amendments to IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets”

On May 12, 2014, the IASB has published amendments to the IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets” denominated “Clarification of acceptable methods of depreciation and amortization” (Amendments to IAS 16 and IAS 38)”. The amendments provide further guidance on the calculation of depreciation and amortization of property, plant and equipment and intangible assets. The application of this amendments become effective for the fiscal year beginning January 1, 2016, that is, fiscal year ended June 30, 2017 for the Group. Earlier adoption is permitted. The Company has not yet assessed the impact that this standard shall have on its financial position and the results of its operations

Amendments to IFRS 11 “Joint Arrangements”

On May 6, 2014, the IASB has published amendments to IFRS 11 “Joint Arrangements”, entitled “Accounting for acquisition of interests in joint operations (Amendment to IFRS 11)”. The amendments clarify accounting for such acquisitions where the business involves joint operations. Amendments become effective for the fiscal year beginning January 1, 2016, that is, fiscal year ended June 30, 2017 for the Group. Earlier adoption is permitted. The Company has not yet assessed the impact that this standard shall have on its financial position and the results of its operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

The Group uses the acquisition method of accounting to account for business combinations The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition costs are charged to expense as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

IFRS 3 “Business Combination” allows up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

The Group has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using acquisition method.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statements as “Bargain purchases gains”.

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

Ownership interest is shown considering ultimate percentage held by the Company. Subsidiaries are either controlled directly by the Company (i.e. IRSA), or indirectly by other subsidiary (i.e. IRSA Propiedades Comerciales S.A. through IRSA).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

			June 30, 2015		June 30, 2014		June 30, 2013
Name of the entity	Place of business / country of incorporation	Main Activities (*)	% of ownership interest by the Group	% of ownership interest by the NCI (7)	% of ownership interest by the Group	% of ownership interest by the NCI (7)	% of ownership interest by the Group	% of ownership interest by the NCI (7)
Direct equity interest:
Agrotech S.A (1)	Argentina	Investment	-	-	-	-	95.00%	-
Brasilagro-Companhía Brasileira de Propiedades Agrícolas (2)	Brazil	Agricultural	(***) 39.76%	60.24%	(***) 39.63%	60.37%	39.64%	60.36%
Cactus Argentina S.A. (3)	Argentina	Agro-industrial	-	-	97.13%	-	95.00%	-
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	95.00%	-	39.38%	-	38.92%	-
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%	40.41%	59.59%	40.41%	60.50%	39.50%
Helmir S.A.	Uruguay	Investment	100%	-	100.00%	-	100.00%	-
IRSA	Argentina	Real Estate	(***) 63.91%	35.70%	(***) 64.56%	34.55%	64.56%	34.55%
Northagro S.A. (4)	Argentina	Investment	-	-	-	-	100.00%	-
Pluriagro S.A. (4)	Argentina	Investment	-	-	-	-	100.00%	-
Doneldon S.A.	Uruguay	Investment	100%	-	100.00%	-	100.00%	-
Interest indirectly held through IRSA:
IRSA Propiedades Comerciales S.A.	Argentina	Real Estate	62.06%	37.94%	63.18%	36.82%	62.62%	37.38%
Apsamedia S.A.	Argentina	Consumer financing (**) and advertising	-	-	-	-	62.62%	37.38%
Emprendimiento Recoleta S.A.	Argentina	Real Estate	33.31%	66.69%	33.91%	66.09%	33.62%	66.38%
Fibesa S.A.	Argentina	Real Estate	62.06%	37.94%	63.18%	36.82%	62.62%	37.38%
Hoteles Argentinos S.A.	Argentina	Hotel	51.82%	48.18%	52.81%	47.19%	52.36%	47.64%
Dolphin Fund Ltd. (6)	Bermudas	Investment	59.32%	40.68%	56.88%	43.12%	-	-
I Madison LLC	United States	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Inversora Bolívar S.A.	Argentina	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
IRSA Development LP	United States	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
IRSA International LLC	United States	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Jiwin S.A.	Uruguay	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Liveck S.A.	Uruguay	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Llao Llao Resorts S.A. (5)	Argentina	Hotel	32.39%	67.61%	33.01%	66.99%	32.73%	67.28%
Nuevas Fronteras S.A.	Argentina	Hotel	49.45%	50.55%	50.39%	49.61%	49.96%	50.04%
Palermo Invest S.A.	Argentina	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Real Estate Investment Group LP	Bermudas	Investment	41.46%	58.54%	42.25%	57.75%	41.89%	58.11%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

			June 30, 2015		June 30, 2014		June 30, 2013
Name of the entity	Place of business / Country of incorporation	Main Activities (*)	% of ownership interest by the Group	% of ownership interest by the NCI (7)	% of ownership interest by the Group	% of ownership interest by the NCI (7)	% of ownership interest by the Group	% of ownership interest by the NCI (7)
Real Estate Investment Group II LP	Bermudas	Investment	52.17%	47.83%	53.17%	46.83%	52.71%	47.29%
Real Estate Investment Group III LP	Bermudas	Investment	52.59%	47.41%	53.59%	46.41%	53.14%	46.86%
Real Estate Investment Group IV LP	Bermudas	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Real Estate Investment Group V LP	Bermudas	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Real Estate Strategies LP	Bermudas	Investment	43.29%	56.71%	44.12%	55.88%	43.74%	56.26%
Real Estate Strategies LLC	United States	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Arcos del Gourmet S.A.	Argentina	Real Estate	55.85%	44.15%	56.86%	43.14%	56.37%	43.63%
Conil S.A.	Argentina	Real Estate	-	-	63.18%	36.82%	62.62%	37.38%
Panamerican Mall S.A.	Argentina	Real Estate	49.65%	50.35%	50.54%	49.46%	50.10%	49.90%
E-Commerce Latina S.A.	Argentina	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Efanur S.A.	Uruguay	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Ritelco S.A.	Uruguay	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Shopping Neuquén S.A.	Argentina	Real Estate	61.78%	35.22%	62.68%	37.32%	62.05%	37.95%
Solares de Santa María S.A.	Argentina	Real Estate	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Torodur S.A.	Uruguay	Investment	62.06%	37.94%	63.18%	36.82%	62.62%	37.38%
Tyrus S.A.	Uruguay	Investment	64.78%	35.22%	66.01%	33.99%	65.45%	34.55%
Unicity S.A.	Argentina	Investment	64.78%	35.22%	65.45%	33.99%	65.45%	34.55%
Doneldon S.A.	Uruguay	Investment	100%	-	100%	-	100%	-
Interest indirectly held through BrasilAgro:
Araucária Ltda.	Brazil	Agricultural	39.63%	60.37%	39.63%	60.37%	39.64%	60.36%
Cajueiro Ltda.	Brazil	Agricultural	39.63%	60.37%	39.63%	60.37%	39.64%	60.36%
Ceibo Ltda.	Brazil	Agricultural	39.63%	60.37%	39.63%	60.37%	39.64%	60.36%
Cremaq Ltda.	Brazil	Agricultural	39.63%	60.37%	39.63%	60.37%	39.64%	60.36%
Engenho de Maracajú Ltda.	Brazil	Agricultural	39.63%	60.37%	39.63%	60.37%	39.64%	60.36%
Flamboyant Ltda.	Brazil	Agricultural	39.63%	60.37%	39.63%	60.37%	39.64%	60.36%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	39.63%	60.37%	39.63%	60.37%	39.64%	60.36%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	39.63%	60.37%	39.63%	60.37%	39.64%	60.36%
Mogno Ltda.	Brazil	Agricultural	39.63%	60.37%	39.63%	60.37%	39.64%	60.36%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

			June 30, 2015		June 30, 2014		June 30, 2013
Name of the entity	Place of business / country of incorporation	Main Activities (*)	% of ownership interest by the Group	% of ownership interest by the NCI (7)	% of ownership interest by the Group	% of ownership interest by the NCI (7)	% of ownership interest by the Group	% of ownership interest by the NCI (7)
Interest indirectly held through Cactus S.A. (3):
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	-	-	60.62%	-	61.08%	-
Agrotech S.A. (1)	Argentina	Investment	-	-	-	-	5.00%	-
IRSA	Argentina	Real Estate	-	-	(***) 0.89%	-	0.89%	-
Interest indirectly held through Futuros y Opciones.Com. S.A.:
FyO Trading S.A.	Argentina	Brokerage	59.63%	40.37%	59.63%	40.37%	60.50%	39.50%
Granos Olavarría S.A.	Argentina	Warehousing and brokerage	59.63%	40.37%	59.63%	40.37%	-	-
Interest indirectly held through Helmir. S.A.:
IRSA	Argentina	Real Estate	(***) 0.39%	35.70%	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	-	5%	-	-	-	-
Cactus Argentina S.A. (3)	Argentina	Agro-industrial	-	-	2.87%	-	5.00%	-
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	39.76%	-	39.76%	-	-	-
Yatay Agropecuaria S.A.	Bolivia	Agricultural	30.70%	-	30.70%	-	-	-
Interest indirectly held through Doneldon. S.A.:
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	59.24%	-	59.24%	-	100.00%	-
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%	-	100.00%	-	100.00%	-
Yatay Agropecuaria S.A.	Bolivia	Agricultural	69.31%	-	69.31%	-	100.00%	-
Yuchán Agropecuaria S.A.	Bolivia	Agricultural	100.00%	-	100.00%	-	100.00%	-
Sedelor S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Codalis S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Alafox S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-

(1)	As from January 1, 2014, all transactions carried out by Agrotech S.A, are understood as if they had been made by and for Cactus S.A. due to the pre-merger commitment signed on February 25, 2014.
(2)
The Group has consolidated the investment in Brasilagro-Companhía Brasileira de Propiedades Agrícolas (“Brasilagro”) considering that the Company exercises “de facto control” over it. See Note 7 for further information regarding to Brasilagro.

(3)
As from July 1st, 2014, all transactions carried out by Cactus Argentina S.A., are understood as if they had been made by and for Cresud S.A.C.I.F. y A. due to the pre-merger commitment signed in September 2014.

(4)	On August 22, 2013 the Board of Directors of Cresud approved the withdrawal of the process of incorporation against the Superintendence of Corporations.
(5)	The Group has consolidated the investment in Llao Llao Resorts S.A. considering their ownership interest together with the Company's participation in the making decisions.
(6)
The Group has consolidated its indirect interest in Dolphin Fund Ltd. (DFL) considering its exposure to variable returns coming from its investment in DFL and the nature of the relationship between the Group and the shareholders with right to vote of DFL.

(7)	Non-controlling interest (NCI)

(*)
Companies whose principal activity is “investment” are substantially holding companies that do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(**)	Residual activity.
(***)	The effect of treasury shares as of June 30, 2015 and 2014 was not considered.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Notes to Consolidated Financial Statements (Continued)
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

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit / (loss) of associates and joint ventures’ in the income statements.

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

For purposes of including the earnings of associates by applying the equity method, the Group uses financial statements of the associates as of the same date or a later date, provided the difference between the reporting date of the associate and that of the Group cannot be longer than three months. In these cases, the Group assesses and adjusts the results of such associates for material transactions or other material events occurred during the interim period.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

As indicated above, the Group generally accounts for its investments in associates under the equity method. However, IAS 28 “Investments in Associates” provides an exemption from applying the equity method where investments in associates are held through “Venture Capital Organizations” (VCO) or venture capital entities, as defined in Spanish, even when the Group is not a VCO. This type of investment may be accounted for at fair value through profit or loss for the years because such measure proves to be more useful to users of financial statements than the equity method.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the difference to ‘share of profit / (loss) of associates and joint ventures’ in the income statements.

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

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in joint ventures are considered significant In quantitative terms, the investments that individually represent at least 20% of result of joint ventures in the Consolidated Income statements, and at least 20% of the total equity attributable to non-controlling interest in joint ventures at the each year-end are considered significant. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

For properties under development, capitalization of costs includes not only financial costs. Also includes all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Land and property under constructions are not depreciated. Depreciation of the remaining investment properties is calculated, based on a component approach, using the straight-line method over the estimated useful life of each component. The remaining useful life as of June 30, 2015 is as follows:

Shopping center portfolio	Between 3 and 25 years
Offices and other rental properties portfolio	Between 9 and 29 years

At each period-end, assets are reviewed for any sign of impairment to its recoverable value, and/or residual useful life of the assets. If there are any indicators of impairment, the recoverable amount and/or the useful life of the impaired assets is estimated, and then they are adjusted, if applicable.

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

Notes to Consolidated Financial Statements (Continued)
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

The Group has also several hotel properties. Based on the respective contractual arrangements with hotel managers, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under “Property, plant and equipment”.

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

Notes to Consolidated Financial Statements (Continued)
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

Hotel buildings and facilities	Between 14 and 24 years
Other buildings and facilities	Between 15 and 50 years
Furniture and fixtures	Between 3 and 10 years
Machinery and equipment	Between 3 and 10 years
Vehicles	5 years
Others	3 years

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

Gains and losses on disposals are determined by comparing the proceeds, with the carrying amount. Gains and losses from the disposal of farmlands are disclosed within “Gains from disposal of farmlands” in the income statements. All other gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the income statements.

2.8.	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Finance lease – leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged to the income statements over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings Leases where the Group acts as lessee under finance leases include machinery and computer equipment.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is indicator of impairment.

(b)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of 3 years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

The Group acquired certain rights to develop land and facilities. These rights primarily comprise the right to develop the land and attached buildings and facilities known as Arcos del Gourmet (“Arcos”) and the “Anta Right Agreement”.

The Arcos land and attached facilities is owned by Administration of Railway Infrastructure ("ADIF"), a governmental agency created for the management of certain State´s properties, particularly assets pertaining to the railway system. The Arcos (or "Arches") are the old warehouse and adjacent spaces below the tracks of the San Martin railway lines which were abandoned. The right was acquired as part of the Arcos acquisition and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over the period in which the economic benefits from the use of the asset. The Group must pay ADIF a fee on a monthly basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are recorded in the income statement as a deduction from operating income and not reversed in a subsequent period.

The recoverable amount of a CGU is the higher of its fair value less costs-to-sell and its value-in-use. Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties less the costs of disposal. Value in use is the present value of the future cash flows expected to be derived from the CGUs or groups of CGUs.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

(b) Property, plant and equipment, investment property and finite-life intangible assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment, investment property and finite-life intangible assets to determine whether there is any indicator that those assets have suffered an impairment loss. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

The Group distinguishes between consumable and bearer biological assets. Consumable biological assets are those assets that may be harvested as agricultural produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale. Bearer biological assets are those assets capable of producing more than one harvest, for example sugarcane, dairy cattle and breeding cattle. Consumable biological assets are generally classified as current while bearer biological assets are generally classified as non-current.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group elected to expense all such costs when incurred and includes them as “Cost of agriculture production” within Costs in the income statements (See Note 32). Therefore, “Cost of agriculture production” represents the costs expensed whilst the biological assets are growing.

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

Notes to Consolidated Financial Statements (Continued)
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

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

As of the end of the current financial statements, the Group’s financial assets at amortized cost comprise certain items of cash and cash equivalents, trade and other receivables and investment in financial assets.

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

Notes to Consolidated Financial Statements (Continued)
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

Evidence of impairment may include indicators that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

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

Notes to Consolidated Financial Statements (Continued)
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

2.16.	Groups of assets and liabilities available for sale

Groups of assets and liabilities are classified as available for sale when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. Groups of assets and liabilities available for sale are valued at the lower of their net book value and fair value less selling costs.

2.17.	Restricted assets

This item is comprised by:  (i) cash in guarantee directly associated with the sale of the office building for rental located at Madison Ave. 183, New York, U.S. (Note 44) and sale of farmlands, (ii) deposits in investment mutual funds held as guarantee of certain short and long term loans, obtained for financing harvest expenses, development of lands and acquisitions of farmlands. According to the IFRS 9, these escrow accounts are to be accounted for as financial assets, and are initially recognized at fair value and then, at amortized cost.

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

In the case of larger homogeneous receivables, the impairment provision is calculated on an individual basis. When individually assessed, the Group records a provision for impairment which amounts to the difference between the value of the discounted expected future cash flows of the receivable  and its carrying amount, taking into account the existing collateral, if any. This provision takes into consideration the financial situation of the debtor, the resources, payment record and, if applicable, the realizable value of any collateral.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Notes to Consolidated Financial Statements (Continued)
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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.24.	Employee benefits

(a)	Pension plan

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

The Group operates an equity incentive plan, under which certain selected employees, directors and top management of the Company, IRSA and IRSA CP have a right to receive shares of their respective employer companies, although they must remain with the employer entity for a certain period of time.

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

Notes to Consolidated Financial Statements (Continued)
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

The fair value of the equity settled awards is recognized as an expense in the income statements over the vesting period on a straight-line basis, taking into consideration the best estimation of the awards that will eventually vest. Such estimate shall be revised provided subsequent information available indicates that the number of equity instruments expected to vest differs from original estimates.

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

2.26.	Current and deferred income tax

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

Notes to Consolidated Financial Statements (Continued)
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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except when opportunity of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Notes to Consolidated Financial Statements (Continued)
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

Notes to Consolidated Financial Statements (Continued)
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

Notes to Consolidated Financial Statements (Continued)
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

Notes to Consolidated Financial Statements (Continued)
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

Notes to Consolidated Financial Statements (Continued)
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

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be developed on the bartered land. In certain circumstances, the Group also receives cash as part of these transactions. The legal title together with all risks and rewards of ownership to the land are transferred to the developer upon sale. The Group generally requires the developer of the subject parcel to issue surety insurance or to mortgage the land in favor of the Group as performance guarantee. If the developer does not fulfill its obligations, the Group forecloses on the land through the execution of the mortgage or the surety insurance policy, in addition to imposing a cash penalty for breach.

The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction is consummated. Revenue is then recognized at the fair value of the goods delivered, adjusted by the amount of cash received, if any. In exchange for delivery of the land, the Group receives cash, if any, and an in-kind receivable. Such receivable is initially recognized at fair value but is not subsequently re-measured. In exchange for delivering the parcel, the Group receives cash and/or a right to receive future units to be developed on the subject parcels. The in-kind receivable is initially recognized at cost (being the fair value of the transferred land) as an intangible asset in the statement of financial position in the line item “Right to receive future units (Barter transactions)”. The mentioned intangible asset is not adjusted in subsequent years unless there are indicia of impairment.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

However, the Group may market the residential apartments during construction or even before construction commences. In these situations, homebuyers generally surrenders a downpayment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. Revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the unfulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

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

2.29.	Equity

Share Capital, Treasury Stock, Inflation Adjustment of Share Capital, Share Premium, Additional paid-in Capital from Treasury Stock, Cost of Treasury Stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds from this issuance.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Share repurchases made this fiscal year, as established by the amended CNV Rules issued in relation to the new Capital Markets Act 26,831 and its implementing Executive Order 1023/13 (published by CNV in 2013) are to be recorded as follows: 1) the acquisition cost of the repurchased shares is charged to “Cost of Treasury Stock”, 2) the nominal value of the repurchased shares is charged to “Share Capital”, the proportional part of the adjustment for inflation corresponding to such repurchased shares is charged to “Inflation Adjustment of Share Capital”, and is matched by a credit to “Treasury Stock” and “Inflation Adjustment of Share Capital and Treasury Stock”. This entry is reverted upon the sale of shares. Upon sale of the treasury shares, the difference between the net realizable value of the treasury shares sold and their acquisition cost shall be recorded, whether it is a gain or a loss, as part of owners’ contributions not yet capitalized to be called “Additional Paid-in Capital from Treasury Stock”.

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

Notes to Consolidated Financial Statements (Continued)
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

Special Reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

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

Reserve for the repurchase of securities issued by the Company

On April 11, 2014, Cresud reported on a potential repurchase of shares intended to curb the drop in prices and reduce fluctuations on the Company’s shares and ADR and strengthen its position in the market, thus minimizing potential temporary imbalances that may arise between supply and demand. On that same date, the Shareholders’ Meeting approved a partial release of the account “Reserve for new developments” in an amount of up to Ps. 200 million, in order to appropriate such amount of money to set up a reserve entitled “Reserve for the repurchase of securities” issued by the Company.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.33.	Comparative information

Amounts as of June 30, 2014, which are disclosed for comparative purposes have been taken from the Consolidated Financial Statements as of such date. The financial statements originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this year.

During the year ended June 30, 2015, the Real Brasileño (RS) has depreciated against the Argentine Peso and other currencies by around 20.0%, which affects the comparability of the figures reported in the current financial statements given its negative impact on the financial position and results of operations of the Group, due mainly to the foreign exchange rate exposure to net assets and liabilities denominated in foreign currency and investments in joint ventures with a functional currency different from the Real.

3.	Acquisitions and disposals

Year ended June 30, 2015

Sale of Cresca farmland

On April 3, 2014, Cresca S.A. signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo. The total price is US$ 14.7 million (Ps. 56.3 million), which amount shall be collectable as follows US$ 1.8 million were collected upon execution of the bill of sale, US$ 4.3 million upon execution of the conveyance deed; US$ 3.7 million interest-free in July, 2015; US$ 4.9 million interest-free in July, 2016. Possession was delivered upon execution of the conveyance deed of title and constitution of a mortgage to secure payment of the balance, on July 14, 2014.

The Group has recognized gains of Ps. 19.1 million as result of this transaction.

Sale of Cremaq farmland

On June 10, 2015, Brasilagro sold the remaining area of 27,745 hectares of Cremaq field, an establishment, located in the municipality of Baixa Grande do Ribeiro (Piaui). The sale was priced at Rs. 270 million (Ps. 694.0 million), of which Rs. 67.5 million (Ps. 196.8 million) were collected, and the remaining balance will be collected within an estimated term of de 90 days.

The Group has recognized gains of Ps. 525.9 million as result of this transaction.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

Sale of La Fon Fon II farmlands

On October 17, 2013, Yuchán Agropecuaria signed a purchase-sale agreement involving a sale subject to retention of title involving 1,643 hectares of "La Fon Fon II" for an overall amount of US$ 7.21 million (equivalents to Ps. 59.0 million). As of the consolidated financial statements date, the amount of US$ 1.5 million has been collected, and the remaining balance amounts to US$ 5.71 million that will be cancelled in 6 semi-annual installments, starting in December this year, and concluding in June, 2018. Under the contract, the conveyance shall be recorded with the Registry once the price has been fully paid off. On June 24, 2015, possession was granted by Yuchán Agropecuaria. During this year the Group recognized a profit before tax of US$ 2.7 million (equivalents to Ps. 24.6 million) as result of this transaction.

Sale of investment properties

On July 7, 2014, IRSA signed the transfer deed for the sale of the 19th and 20th floors of the Maipú 1300 Building. The total price of the transaction was Ps. 24.7. Such transaction generated a profit before tax of approximately Ps. 20.3 million.

On September 29, 2014, the Group through its subsidiary Rigby 183 LLC (“Rigby 183”) finalized the sale of the Madison 183 Building, located in the city of New York, United States, in the sum of US$ 185 million, thus paying off the mortgage levied on the asset in the amount of US$ 75 million. Such transaction generated a gain before tax of approximately Ps. 296.5 million.

On October 8, 2014, the Group through IRSA signed the transfer deed for the sale of the 22th and 23th floors of the Bouchard 551 Building. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 150.1 million.

On October 22, 2014, the Group through IRSA signed the transfer deed for the sale of the 10th floor and two parking units of the Maipú 1300 Building and one parking unit of the building Libertador 498. The total price of the transaction was Ps. 12.0 million. Such transaction generated a gain before tax of approximately Ps. 10.1 million.

On October 28, 2014, the Group through IRSA signed the transfer deed for the sale of 9th, 10th and 11th floors of the Bouchard 551 Building. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 238.6 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

On November 7, 2014, the Group through IRSA signed the transfer deed for the sale of the 21th floor of the Bouchard 551 Building. The total price of the transaction was Ps. 75.6 million. Such transaction generated a gain before tax of approximately Ps. 66.1 million.

On December 10, 2014, the Group through IRSA signed the transfer deed for the sale of the 9th floor of the Maipú 1300 Building. The total price of the transaction was Ps. 12.5 million. Such transaction generated a gain before tax of approximately Ps. 10.7 million.

On May 5, 2015, the Group through IRSA CP has signed a bill of sale to transfer 8,470 square meters corresponding to nine offices floors and 72 parking units of Intercontinental Plaza Building. The  transaction price was Ps. 376.4 million, which has already been fully paid. On June 30, 2015, the title deed was executed and the possession of the units previously mentioned was granted. Gross profit before tax of this operation amounted to Ps. 338.4 million.

On May 19, 2015, the Group through IRSA signed the transfer deed for the sale of the 15th floor of the Maipú 1300 Building and one parking unit in Libertador 498 Building. The total price of the transaction was US$ 13.5 million. Such transaction generated a profit before tax of approximately Ps. 11.6 million.

On June 5, 2015, the Group through IRSA signed the transfer deed for the sale of the 14th floor of the Maipú 1300 Building. The total price of the transaction was US$ 13.3 million. Such transaction generated a profit before tax of approximately Ps. 11.5 million.

All sales of the period led to a combined profit for the Group of Ps. 1,150.2 million approximately, disclosed within the line “Gain from disposal of investment properties” in the income statement.

Decreased shareholding in Avenida Inc.

On July 18, 2014, the Group, through Torodur S.A., exercised the warrant that remained associated to this investment and consequently its interest in Avenida Inc. increased to 6,172,840 shares or 35.46%. However, simultaneously, a new investor acquired 35.12% of interest in the Company, diluting the Group’s holding to 23.01% at such date.

On September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5% of the Avenida Inc.’s capital stock in the amount of Ps. 19.1 million (US$ 2.3 million), thus reducing equity interest to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million which are shown in the line "Other operating results, net" in the income statement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

As a result of the sale of the interest, the Group has ceased to recognize the equity interest in Avenida Inc. as investment in associates and began to consider it as a financial asset at fair value in the financial statements as of June 30, 2015.

Acquisition of additional interest in BHSA

During the year ended June 30, 2015, the Group acquired 3,289,029 additional shares of BHSA in a total amount of Ps. 14.2 million, thus increasing its interest in such company from 29.77% to 29.99%, without consideration of Treasury shares.

Investment in IDBD

On May 7, 2014, a transaction was closed whereby the Group, acting indirectly through Dolphin, acquired, jointly with C.A.A. Extra Holdings Limited, a non-related company incorporated under the laws of the State of Israel, controlled by Mordechay Ben Moshé (hereinafter, “ETH”), an aggregate number of 106.6 million common shares in IDBD representing 53.30% of its stock capital, under the scope of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd. (“IDBH”), with its creditors (the “Arrangement”). Under the terms of the agreement entered into between Dolphin and E.T.H.M.B.M. Extra Holdings Ltd., a company controlled by Mordechay Ben Moshé, to which Dolphin and ETH acceded to (the “Shareholders' Agreement”), Dolphin, acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date. As of June 30, 2014, IRSA’s indirect interest in IDBD was approximately 23%.

Under the Arrangement, Dolphin and ETH agreed to participate on a joint and several basis in the capital increases resolved by IDBD’s Board of Directors in order to carry out its business plan for 2014 and 2015, in amounts of at least NIS 300 million in 2014 and NIS 500 million in 2015. As of June 30, 2014, Dolphin and ETH had contributed NIS 231.09 million of the commitment of NIS 300 million corresponding to the year 2014.

Moreover, as part of the Arrangement, Dolphin and ETH committed jointly and severally to make one or more tender offers (the “Tender Offers”) for the purchase of IDBD’s shares for a total amount of NIS 512.09 million (equivalent to approximately US$ 135.7 million at the exchange rate prevailing as of June 30, 2015), as follows: (i) by December 31, 2015 at least NIS 249.8 million for a price per share of NIS 7.798 (value as of June 30, 2015, subject to adjustment) and (ii) by December 31, 2016, for at least NIS 512.09 million, less the offer made in 2015, for a price per share of NIS 8.188 (value as of June 30, 2015, subject to adjustment). As security for the performance of the tender offers, a total of 28,020,191 shares of IDBD were pledged at the closing of the transaction.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

On the other hand, the Arrangement provided that Dolphin and ETH had to pay on a joint and several basis to the creditors who are parties to the Arrangement an additional amount of NIS 100 million in the event that IDBD executed the sale of its interest in Clal Insurance Enterprises Holdings Ltd. (“Clal”) before December 31, 2014, provided that: (i) the sale price was not lower than NIS 4,200 million and (ii) the closing of the transaction took place before June 30, 2015, with IDBD having received as of such date a payment of not less than NIS 1,344 million (gross). As of December 31, 2014, IDBD had not executed the sale of its interest in Clal and accordingly this commitment undertaken by Dolphin and ETH became ineffective.

On May 12, 2014, IDBD’s shares became listed on the “TASE”. Consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the TASE Regulations, which provide that initially listed shares may not be disposed of for a term of 18 months as from initial listing allowing the release of a 2.5% of the locked ups shares per month beginning on the fourth month since the initial listing date.

Pursuant to the provisions of IDBD’s rights offering memorandum dated June 9, 2014, on June 26, 2014, a total of 1,332,500 rights to subscribe shares and warrants were granted by IDBD to Dolphin at a ratio of 1 for every 40 shares held, which were exercised on July 1, 2014. Later on, during IDBD’s rights issuance process, Dolphin and ETH acquired 0.89 million additional rights for NIS 2.83 million, equivalent to approximately US$ 0.83 million, out of which 50% corresponded to Dolphin and 50% to ETH, all in accordance with the terms of the Shareholders´ Agreement.

The rights offered by IDBD allowed to subscribe in July 2014 for 13 common shares of IDBD for a price of NIS 65 (NIS 5 per share) and 27 warrants, 9 of each series (series 1, 2 and 3) to be issued by IDBD, at no cost. Each warrant issued by IDBD would allow acquiring one common share in IDBD. Series 1 expired on November 1, 2014 and were exercisable at NIS 5.50 per warrant. Series 2 matured on May 1, 2015 and were exercisable at NIS 6 per warrant. Series 3 matures on December 1, 2015 and is exercisable at NIS 6.50 per warrant.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

On July 1, 2014 Dolphin exercised all granted and acquired rights it held as of June 30, 2014 to acquire the additional shares in IDBD. As a result, Dolphin received 23.1 million shares and 16 million Series 1, 2 and 3 warrants. ETH held the same number of rights and acquired the same number of shares and warrants as Dolphin.

During the period from July 9 to July 14, 2014, Dolphin acquired through transactions in the open market 0.42 million shares and 0.34 million additional Series 2 warrants for NIS 1.77 million (equivalent to approximately US$ 0.52 million as of such date). 50% of such shares and Series 2 warrants were sold to ETH pursuant to the provisions of the Shareholders’ Agreement.

On November 2, 2014, Dolphin exercised 15,998,787 Series 1 warrants and ETH exercised its respective share of Series 1 warrants.

On January 19, 2015, Dolphin acquired in the open market 94,000 shares in IDBD for a total amount of NIS 0.13 million (equivalent to US$ 0.03 million as of the purchase date) and subsequently sold 50% to ETH in accordance with the terms of the Shareholders´ Agreement. In addition, Dolphin acquired 42,564 shares in Discount Investment Corporation Ltd (“DIC”), IDBD's subsidiary, for NIS 0.24 million (equivalent to US$ 0.06 million as of the purchase date), 50% of which was offered to ETH under the terms of the Shareholders´ Agreement. This time ETH decided not to acquire 50% of such shares.

Furthermore, on January 19, 2015, IDBD issued a shelf offering report for subscription rights (the “Rights Offering”) for approximately NIS 800 million (the “Maximum Immediate Consideration”) pursuant to an irrevocable offer from Dolphin, (as described in Note 9 to these financial statements), to grant on January 26, 2015, 1 right (the “New Right”) for every 25 shares held in IDBD. Each New Right would allow to subscribe on February 10, 2015 a number of 45 common shares in IDBD for NIS 68.04 (NIS 1.512 per share) and 20 Series 4 warrants, 19 Series 5 warrants and 17 Series 6 warrants issued by IDBD, at no cost. Each warrant issued by IDBD would allow acquiring a common share in IDBD. The Series 4 warrants expire on February 10, 2016 and are exercisable at NIS 1.663 per warrant. Series 5 warrants expire on February 12, 2017 and are exercisable at NIS 1.814 per warrant. Series 6 warrants expire on February 12, 2018 and are exercisable at NIS 1.966 per warrant

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

    As a result of the Rights Offering, on January 26, 2015, Dolphin received 3.7 million New Rights. ETH received the same number of New Rights. The Rights Offering shelf offering report also stipulated that on February 5, 2015 the rights received could be traded on the public market during such single day only.

In addition, on February 5, 2015, Dolphin acquired 2.05 million New Rights for a total amount of NIS 0.94 million (equivalent to US$ 0.24 million as of the purchase date), 50% of which was offered to ETH under the terms of the Shareholders´ Agreement. At this time ETH decided not to acquire 50% of such New Rights.

On February 10, 2015 Dolphin exercised all New Rights received and acquired on the market. As a result, Dolphin received 258,970,184 shares, 115,097,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants. ETH did not exercise any of the New Rights it held. On such same date, Dolphin sold 71.39 million shares in IDBD to Inversiones Financieras del Sur S.A. (“IFISA”), an entity that is indirectly controlled by Eduardo Sergio Elsztain, at the closing price of NIS 1.39 per share, totaling NIS 99.23 million, equivalent to US$ 25.65 million at the exchange rate prevailing on the date of the transaction.

In addition, between February 9 and February 16, 2015, Dolphin acquired on the market 0.36 million shares of DIC for NIS 2.88 million, equivalent to US$ 0.74 million at the exchange rate prevailing on the date of each transaction, part of which was offered to ETH under the terms of the Shareholders´ Agreement. At this time ETH also decided not to acquire its pro rata interest of such shares according ti the Shareholders´ Agreement.

On May 1, 2015 the IDBD Series 2 warrants expired unexercised.

On May 31, 2015 Dolphin sold to IFISA 46 million Series 4 warrants for a total amount of NIS 0.46 million (equivalent to US$ 0.12 million as of the date of the transaction), on condition that IFISA agreed to exercise all of them when so required by IDBD to Dolphin, in accordance with the proposal made on May 6, 2015 as described in Note 9 to these financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

On June 3, 2015 in accordance with the, Dolphin May 6 proposal (as described in Note 9 to these financial statements), Dolphin exercised 44.2 million Series 4 warrants for a total amount of NIS 73.5 million (equivalent to US$ 19.2 million at the exchange rate prevailing on such date) and IFISA exercised 46 million  Series 4 warrants for a total amount of NIS 76.5 million.

As a result of the transactions described above, as of June 30, 2015, Dolphin held an aggregate number of 324,445,664 shares, 15,988,787 Series 3 warrants, 24,897,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants, accounting for a 49.0% share interest in IDBD. In addition, as of June 30, 2015 Dolphin held 406,978 shares of DIC, accounting for a direct interest of 0.48%.

As of June 30, 2015, IDBD’s Board of Directors consisted of nine members, three of which were appointed by Dolphin as regular directors: Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain (on July 7 Roni Bar- On replaced him) and Saúl Zang.

During February and March 2015 Dolphin and ETH exchanged letters mainly in relation to claims from ETH in connection with the Rights Offering and ETH’s claim demanding a pro rata acquisition of the IDBD shares owned by Dolphin and subscribed for under the Rights Offering and all the shares acquired thereafter by IFISA asserting in the latter case the rights under the Shareholders´ Agreement (first refusal).

Based on the foregoing and in accordance with the provisions of the Shareholders’ Agreement with respect to dispute resolution, on April 30, 2015 (the “Preliminary Hearing”) arbitration proceedings were initiated in Tel Aviv, under Israeli law. The arbitration proceedings were intended to settle the dispute and the application and the interpretation of certain clauses of the Shareholders´ Agreement.

The arbitration proceedings are intended to settle the issues referred to above, and application and interpretation of certain clauses of the Shareholders' Agreement.

                In addition, during the Preliminary Hearing, the parties agreed on the rules and procedures that would govern the conduct of the arbitration proceedings and a schedule for such purposes.

On May 28, 2015, before the filing of the arbitration claim, ETH triggered the Buy Me Buy You (“BMBY”) clause, in the Shareholders´ Agreement, which establishes that each party to the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be) the shares it holds in IDBD at a fixed price; and within 14 days from delivery of the BMBY notice (the “Notice”) recipient should let it know whether it desires to sell or acquire the other party’s shares pursuant to the terms of the Notice, in accordance with the provisions of the Shareholders’ Agreement. In such petition, ETH further added that the purchaser thereunder would be required to assume all obligations of the seller under the Arrangement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

 In addition, on June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares in IDBD held by ETH, asserted its defenses and its interpretation about application and construction of the BMBY, establishing that ETH’s interpretation of such mechanism was inaccurate, and that pursuant to the BMBY, Dolphin was not required to assume all of the obligations under the Arrangement, but that if the arbitrator shall decide that Dolphin is required to assume such obligations, then Dolphin would still be the purchasing party in the BMBY.

As a result, the parties pursued arbitration to settle their disputes and in respect of the correct interpretation of the BMBY clause, in order to firstly determine, who would be the purchaser under the BMBY clause, and secondly whether such party  would have to assume all of the obligations of the seller under the Arrangement.

 For such purposes, the arbitrator decided to divide the arbitration proceedings into two phases: the first one to deal with the disputes related to application and interpretation of the mechanism under the BMBY clause and the second one in relation to the parties’ additional claims.

 The parties then filed their respective arguments related to the application and interpretation of the BMBY clause mechanism, and two hearings were held on July 19 and July 22, 2015 in order to reach a decision on this matter.

 Moreover, on June 28 and 30, 2015 ETH filed a motion with the arbitratir requesting an injunction preventing changes in IDBD’s current Board of Director’s composition at IDBD’s annual shareholders’ meeting held on July 7, 2015.

On July 6, 2015, the arbitrator granted such injunction as requested by ETH, for which reason Dolphin appointed only 3 directors for the July 7 meeting and may appoint such number of directors until the arbitrator issues a final decision about who is the purchaser under the BMBY process. For more information, please see Note 44 about subsequent events to these financial statements.

As Dolphin is a subsidiary that qualifies as a VCO in accordance with the IAS 28 exemption referred to in Note 2.3 (d), the Company has recorded its interest in IDBD at fair value with changes in the income statement.

Disposal of financial assets

During August 2014, IRSA has sold, through its subsidiary REIG IV, the balance of 1 million shares of Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

Transactions with non-controlling interests

IRSA

During the fiscal year ended June 30, 2015, the Group sold a 1.81% interest in IRSA for a total amount of Ps. 181.8 million. This resulted in an increase in non-controlling interests of Ps. 33.7 million and a decrease in equity attributable to holders of the parent of Ps. 97.7 million, net of tax effect. The effect on shareholders’ equity of this change in the equity interest in IRSA is summarized as follows:

Ps. (million)
Carrying amount of the non-controlling interests sold by the Group	(33.7)
Consideration collected	181.8
Tax effect	(50.4)
Reserve recorded in shareholders’ equity	97.7

During the fiscal year ended June 30, 2015, the Group acquired a 0.65% interest in IRSA for a total amount of Ps. 50.7 million. This resulted in a decrease in non-controlling interests of Ps. 12.7 million and an increase in equity attributable to holders of the parent of Ps. 38.0 million, net of tax effect. The effect on shareholders’ equity of this change in the equity interest in IRSA is summarized as follows:

Ps. (million)
Carrying amount of group´s interest acquired of	12.7
Consideration paid for non-controlling interests	(50.7)
Reserve recorded in shareholders’ equity	(38.0)

As a result of the transactions mentioned above, as of June 30, 2015, the equity interest in IRSA amounts to 64.30%, not considering effects of treasury stock.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

IRSA CP

During the fiscal year ended June 30, 2015, the Group, through IRSA, acquired an additional 0.10% interest in IRSA CP for a total amount of Ps. 5.7 million. This resulted in a decrease in non-controlling interests of Ps. 0.9 million and an increase in equity attributable to the holders of the parent of Ps. 4.7 million. As of June 30, 2015, IRSA's equity interest in IRSA CP amounts to 95.80%. The effect on shareholders’ equity of this change in the equity interest in IRSA CP is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	0.9
Consideration paid for non-controlling interests	(5.6)
Reserve recorded in shareholders’ equity	(i) (4.7)

(i)	The reserve includes Ps. 1.6 million for non-controlling interest

Dolphin

During February 2015, the Group through its subsidiaries, contributed an amount of US$ 146 million in Dolphin. Such amount was also allocated to increase Dolphin’s investment in IDBD. This resulted in a decrease in non-controlling interests of Ps. 21.0 million and an increase in equity attributable to the holders of the parent.

Ps. (million)
Carrying amount of non-controlling interest	21.0
Consideration paid for non-controlling interests	-
Reserve recorded in shareholders’ equity	(i) 21.0
(i)	The reserve includes Ps. 6.9 million for non-controlling interest

Disposal of Associates

On February 5, 2014, the Group, through Ritelco, sold its interest in Bitania 26 S.A., representing 49% of its capital stock, for an amount of US$ 4.2 million. Such transaction generated a net gain of approximately Ps. 13.3 million which are shown in the line "Other operating results, net" in the income statement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

BACS Banco de Crédito y Securitización S.A.

The Group through Tyrus, subscribed a purchase-sale agreement of shares of BACS Banco de Crédito y Securitización S.A., representing an interest of 6.125%. The transaction amounts to US$ 1.35 million. This operation is yet to be approved by the Banco Central de la República Argentina, according to regulations in force. The advance payment related to this transaction is disclosed in “Trade and other receivables”.

The Group through IRSA, on June 17, 2015, subscribed Convertible Notes, issued by BACS Banco  de Crédito y Securitización S.A. for a nominal value of 100,000,000, which are convertible into common stock.

Capital reduction of Rigby 183 LLC

On October 17, 2014, Rigby 183 LLC reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made on the sale of the Madison building. The total amount distributed is US$ 103.8 million, of which the Group received US$ 77.4 million (US$ 26.5 million through IRSA International and US$ 50.9 million through IMadison LLC) and US$ 26.4 were distributed to other shareholders. As a result of such reduction, the Group has decided to reverse the corresponding accumulated currency translation difference on a pro rata basis, which amounted to Ps. 188.3 million. This reversal has been recognized in the line “Other operating results, net" in the statement of income.

Year ended June 30, 2014

Sale of farmlands

On June 27, 2014, Brasilagro sold a total area of 1,164 hectares of Araucaria field.

The sale was valued at Rs. 32.5 million (or Ps.117.5 million). In July 2014 the buyer made an initial payment of Rs. 4.5 million and remaining balance will be collected in five annual installments. The first installment of Rs. 4.5 million was collected in November 2014 and the second installment, of Rs. 6.9 million, in June 2015. The Group recorded a profit before tax on the sale of the Araucaria farmland for an amount of Rs. 21.0 million (or Ps. 75.8 million).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

On May 27, 2014 Ombú Agropecuaria S.A. executed a purchase-sale agreement involving a condition sale of real property covering 883 hectares of “San Cayetano I” for a total amount of US$ 4.2 million (equivalents to Ps. 31.0 million). US$ 2.3 million have already been collected whereas the balance shall be collected in five consecutive semi-annual installments, with the last falling due in November 2016. Under the contract, the conveyance shall be recorded once the price has been fully collected off. Possession was granted upon execution of the contract. The Group recorded a profit before tax of US$ 1.8 million (Ps.15.6 million) on the sale.

Subscription of shares of Avenida Inc.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, representing 24.79% of its outstanding capital. At that moment, this company had neither activity nor significant assets. Additionally, the Group acquired a warrant to increase such equity interest up to 37.04% of the company. The transaction price was Ps. 13 million, which were already paid in full. After acquisition, Avenida Inc. established a Company named "Avenida Compras S.A.", a Company incorporated in Argentina and engaged in e-commerce activity. Avenida Inc. owns 100% of Avenida Compras S.A..

Stock call option Agreement for the shares of Arcos del Gourmet S.A.

On September 16, 2013 IRSA CP entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby the latter grant to IRSA CP an exclusive and irrevocable option to purchase 10% of the equity interest of Arcos del Gourmet S.A., which can be executed up to December 31, 2018. In the event the option is exercised, IRSA CP should pay the amount of US$ 8.0 million.

Furthermore, in the mentioned agreement a fixed amount of US$ 2.0 million was arranged, which was cancelled, and another variable amount to be paid on a monthly basis, that results from applying a 4.5% on the amounts accrued on each prior calendar month as rental and admission fees, net of certain expenses, during 5 years from the opening of the shopping mall, in relation to the assignment of rights to collect dividends of Arcos during such period.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

Acquisition of common shares of Condor Hospitality Trust Inc. (formerly Supertel Hospitality, Inc. due to change of corporate name) (“Condor”)

On January 9, 2014, the Group, through its subsidiary, Real Estate Strategies L.P. (“RES”), granted a loan to Condor for an amount of US$ 2.0 million. This loan included a conversion option whereby RES was allowed to apply the aggregate amount of the loan to purchase common shares of Condor under a “Subscription Rights Offering” or convert the loan directly into common shares of Condor. Additionally, from February 2012, the Group holds two financial instruments in Condor, preferred shares and warrants, which are still held on the balance sheet date. On June 6, 2014, under the "Subscription Rights Offering", RES exercised its conversion right to acquire 1,250,000 common shares at US$ 1.60 per share. As a result of this acquisition, the Group – through RES – acquired a 26.9% equity interest in Condor.

The fair value of the Group’s investment in Condor was based on the fair value of its net assets. Condor´s main assets consist of 65 hotels in United States operated by various hotel chains. The Group has allocated the price paid at the fair value of net assets acquired based on the information available on the balance sheet date. Such fair value amounted to Ps. 31.5 million, resulting in a gain on the acquisition of Ps. 15.4 million, which has been recognized under “Share of loss of associates and joint ventures” in the income statements for the fiscal year ended June 30, 2014.

Significant sale of investment properties

On November 15, 2013 IRSA signed the transfer deed for the sale of the 12th floor and two parking units of the Maipú 1300 Building and two parking units of the Libertador 498 Building. The price of the transaction was Ps. 9.0 million (US$ 1.5 million). Such transaction generated a profit before tax of approximately Ps. 7.2 million.

On January 14, 2014, IRSA signed the transfer deed for the sale of the 11th floor and seven parking units of the Maipú 1300 Building. The total price of the transaction was Ps. 9.6 million (US$ 1.4 million). Such transaction generated a profit before tax of approximately Ps. 7.6 million.

On January 24, 2014, IRSA signed the transfer deed for the sale of the 7th floor and 28 parking units of the Bouchard 551 Building. The total price of the transaction was Ps. 124.6 million equivalents to US$ 16.0 million. Such transaction generated a profit before tax of approximately Ps. 98.8 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

On April 1, 2014, IRSA signed the transfer deed for the sale of the 5th and 6th floor and complementary units in the Costeros Dique IV Building. The total price of the transaction was Ps. 12.4 million (US$ 1.5 million). Such transaction generated a profit before tax of approximately Ps. 10.3 million.

On April 7, 2014, IRSA signed the transfer deed for the sale of the 21th and 22th floors and two parking units of the Maipú 1300 Building and four parking units of the Libertador 498 Building. The price of the transaction was Ps. 24.1 million (US$ 3.0 million). Such transaction generated a profit before tax of approximately Ps. 19.6 million.

On April 10, 2014, IRSA signed the transfer deed for the sale of the 2nd floor of the Avenida de Mayo 589 Building and ten parking units of the Rivadavia 565 Building. The total price of the transaction was Ps. 24.2 million (US$ 3.0 million). Such transaction generated a profit before tax of approximately Ps. 19.9 million.

On May 6, 2014, IRSA signed the transfer deed for the sale of the Constitución 1159 Building. The price of the transaction was Ps. 23.3 million (US$ 2.9 million). Such transaction generated a profit before tax of approximately Ps. 13.4 million.

On May 14, 2014, IRSA signed the transfer deed for the sale to Transportadora de Caudales Juncadella of the unit 449 of the 8th floor of the Bouchard 551 Building. The price of the transaction was Ps. 61.8 million (US$ 7.7 million). Such transaction generated a profit before tax of approximately Ps. 49.2 million.

On May 19, 2014, IRSA signed the transfer deed for the sale to Inco Sociedad Anónima de Inversión, Industria y Comercio of the unit 1 of the ground floor of the Maipú 1300 Building. The price of the transaction was Ps. 6.5 million (US$ 0.8 million). Such transaction generated a profit before tax of approximately Ps. 5.2 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 10,816 m2.

All sales of the year led to a combined profit for the Group of Ps. 230.9 million, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

On May 22, 2014 IRSA CP acquired commercial premises with an area of 40 m2, next to our shopping Alto Palermo, located on the ground floor of the building located in Av. Santa Fe 3255/57/59 in an amount of US$ 3.8 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions and disposals (Continued)

Transactions with non-controlling interests

IRSA CP

During the fiscal year ended June 30, 2014, the Group, through IRSA, acquired an additional 0.02% interest in IRSA CP for a total amount of Ps. 1.2 million. This resulted in a decrease in non-controlling interests of Ps. 0.2 million and an increase in equity attributable to holders of the parent of Ps. 1.0 million. The effect on shareholders’ equity of this change in the equity interest in IRSA CP is summarized as follows:

Ps.
Carrying amount of group’s interest acquired of	0.18
Consideration paid for non-controlling interests	(1.21)
Reserve recorded in shareholders’ equity	(i) (1.03)

(i)	The Reserve includes Ps. 0.36 million for non-controlling interest

Futuros y Opciones.com S.A.

On December 20, 2013 Cresud sold 14,812 non-transferable nominative common shares, with a nominal value of Ps. 1 each and entitled to one vote per share, representing a 0.9075% interest of FyO for a total amount of Ps. 0.1 million.

Ps. (million)
Sale’s collected value	0.11
Increase in non-controlling interest	(0.21)
Reserve recorded in shareholders’ equity	(0.10)

BRASILAGRO

During the current fiscal year, the Group sold 10,400 shares of Brasilagro, representing a 0.02% interest, for a total amount of Ps. 0.27 million. Consequently, the Company recognized an increase in non-controlling interest for an amount of Ps. 0.25 million and a decrease in equity attributable to holders of the parent of Ps. 0.02 million. The effect on shareholders’ equity of this change in the equity interest in Brasilagro is summarized as follows:

Ps. (million)
Carrying amount of the non-controlling interests sold by the Group	(0.25)
Consideration collected	0.27
Reserve recorded in shareholders’ equity	0.02

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law N° 26,831 and the CNV’s regulations, for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of common shares or Global Depositary Shares (GDS) representing 10 common shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the Company’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share. On September 18, 2013 the Board of Directors approved an increase to the maximum price, raising it to Ps.10 per common share and US$ 10.50 per GDS. On October 15, 2013, the Board of Directors approved a new increase to the maximum price, raising it to Ps.11.00 per common share and US$ 11.50 per GDS. On October 22, 2013 the Board of Directors approved a new increase to the maximum price, raising it to Ps.14.50 per common share and US$ 15.00 per GDS. During the fiscal year ended June 30, 2014, the Company purchased 533,947 common shares (N.V. Ps. 1 per share) for a total amount of Ps. 5.2 million and 437,075 GDS (representing 4,370,750 common shares) for a total amount of US$ 5.2 million.

On June 10, 2014, the Board of Directors of IRSA resolved to terminate the stock repurchase plan that was approved by resolution of the Board on July 25, 2013, and modified by resolutions adopted on September 18, 2013, October 15, 2013 and October 22, 2013. During the term of the Stock Repurchase Plan, IRSA has repurchased 4,904,697 shares for an aggregate amount of Ps. 37,905,631.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

On October 11, 2012 Brasilagro sold Horizontina, a field of land located in Tasso Fragoso, State of Maranhão, Brazil for a total amount of Rs. 75 million (Ps. 174.8 million). The payments were collected as follows: an initial payment of Rs. 1 million, Rs. 26 million in October, 2012 and Rs. 45 million upon execution of the conveyance, on January 22, 2013. The remaining balance as of June 30, 2015 amounts to Rs. 3 million, and its collection is subject to compliance with certain conditions. The gain of the sale was Ps. 53.9 million less commission, expenses and taxes.

The Horizontina field had an area of 14,359 hectares and was acquired on March 10, 2010 by the subsidiary Inmobiliaria Ceibo for a total amount of Rs. 37.7 million.

On April 25, 2013, Brasilagro sold a total area of 394 hectares of Araucaria field. The establishment, located in the municipality of Mineros – GO was acquired in 2007 and had, at the time of sale, a total area of 9,862 hectares.

The sale was priced at Rs. 11.7 million (Ps. 26.6 million). The buyer made an initial payment of Rs. 1.7 million and the remaining balance will be collected in eight installments every six months. The first installment of Rs. 2.1 million was collected in August, 2013, the second, of Rs 2.0 million in March 2014, the third, of Rs.1.9 million, in August 2014 and the fourth, of Rs. 1.9 million, in March 2015. The remaining balance as of June 30, 2015 will be collected in three semi-annual installments. The last installment is due at the moment of the execution of the title deed, in August, 2016. The Group recognized a profit before tax for the sale of the Araucaria field for an amount of Rs. 6.7 million (equivalent to Ps. 12.6 million).

On May 10, 2013, Brasilagro sold a total area of 4,895 hectares of Cremaq field. The establishment, located in the municipality of Ribeiro Gonçalves-PI, Brazil was purchased in 2007 and had, at the time of sale, a total area of 32,702 hectares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

On February 20, 2015, while studying the acquired zone, a difference of 62 hectares between measures and the sales agreement, dated May 11, 2013, was verified. This resulted into an increase of 11,166 bags in the sales price.

The sale was priced at Rs. 42.6 million (Ps. 97.6 million). The buyer made an initial installment of Rs. 4.6 million and the remaining balance will be collected in five installments. The first installment of Rs. 4.3 million was collected in August, 2013, the second, of Rs 4.0 million was collected in October 2013, the third, of Rs.17.5 million, in June 2014 and the fourth, of Rs. 17.1 million, in June 2015. The remaining balance will be collected upon execution of the conveyance deed, in June, 2016. The Group recognized a profit before tax for the sale Cremaq field of Rs. 26.5 million (Ps. 53.2 million).

Transactions with non-controlling interests

IRSA

During the fiscal year ended June 30, 2013, the Group acquired an additional 1.25% interest in IRSA for a total consideration of Ps. 45.8 million. This resulted in a decrease in non-controlling interests of Ps. 33.9 million and an increase in equity attributable to holders of the parent of Ps. 11.9 million. The effect on shareholders’ equity of this change in the equity interest in IRSA is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	33.9
Consideration paid for non-controlling interests	(45.8)
Reserve recorded in shareholders’ equity	(11.9)

IRSA CP

During the fiscal year ended June 30, 2013, the Group, through IRSA and E-Commerce Latina S.A., acquired an additional 0.1% interest in IRSA CP for a total consideration of Ps. 2.3 million. This resulted in a decrease in non-controlling interests of Ps. 0.8 million and an increase in equity attributable to holders of the parent of Ps. 1.5 million. The effect on shareholders’ equity of this change in the equity interest in IRSA CP is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	0.8
Consideration paid for non-controlling interests	(2.3)
Reserve recorded in shareholders’ equity	(i) (1.5)

(i)	The Reserve includes Ps. 0.5 million for non-controlling interest

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

Arcos del Gourmet S.A. (“Arcos”)

On June 07, 2013, the Group, through IRSA CP, acquired an additional 1.815% equity interest of its controlled company Arcos for a total amount of US$ 0.8 million. The carrying amount of the non-controlling interest in Arcos on the date of acquisition was Ps. 7,357 (representing an 11.815% interest). This resulted in a decrease in non-controlling interest of Ps. 857 and an increase in equity attributable to holders of the parent of Ps. 3,687. The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos during year 2013, is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	0.8
Consideration paid for non-controlling interests	(4.5)
Reserve recorded in shareholders’ equity	(i) (3.7)

(i)	The reserve includes Ps. 1.4 million for non-controlling interest

Acquisition of joint venture

On November 29, 2012, IRSA CP acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes for Ps. 32.0 million. Under the acquisition agreement, IRSA CP is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this Company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, IRSA CP is the owner of an indirect interest of 25% in LRSA, whose main asset consists of an usufruct agreement on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fe Avenues and Oro street, in the City of Buenos Aires (the “Predio Ferial”) entered in 1999 into with SRA, owner of such Predio Ferial.

The amount of Ps. 6.1 million has been included as an asset, in the line trade and other receivables together with accrued interests.

The fair value of the IRSA CP’s investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the rights of use being the main asset. IRSA CP has allocated the price paid at the fair value of the net assets acquired. Such fair value amounted to Ps. 15.2 million, which means a goodwill amount of Ps. 10.7 million recognized under the line “Investments in associates and joint venture” in the statement of Financial position as of June 30, 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Disposal of financial assets

During fiscal year ended June 30, 2013, the Group sold 17,105,629 ordinary shares of Hersha’s Hospitality Trust (Hersha) for a total amount of US$ 92.5 million, with a decrease on the equity interest from 9.13% (at the beginning of the year) to 0.49%.

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

Significant sales of investment properties

On August 31, 2012, the Group sold through IRSA certain functional units of the “Libertador 498 Building” of the Autonomous City of Buenos Aires. The total price of the transaction amounted to Ps. 15 million and was collected upon the execution of the title conveyance deeds. This transaction generated a profit before tax of Ps. 12.3 million.

On September 14, 2012, IRSA sold certain functional units on floors 18 and 19, as well as parking areas, of the Bouchard 551 Building. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. This transaction generated a profit before tax of Ps. 16.6 million.

On October 4 and 11, 2012, IRSA signed the transfer deed for the sale of several functional units (stores and parking spaces) of the “Libertador 498 Building”. The transactions price was set at Ps. 29.4 million, amount that has been completely collected. This transaction generated a profit before tax of Ps. 24.1 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

On January 8, 2013, IRSA sold several functional units (stores and parking spaces) of the “Costeros Dique IV Building”. The total price of the transaction was Ps. 9.2 million. This transaction generated a profit before tax of Ps. 7.5 million.

On May 8, 2013, IRSA signed the transfer deed for the sale of the 17th floor and two parking units of the Maipú 1300 Building and two parking units of the Libertador 498 Building. The total price of the transaction was Ps. 7.8 million (US$ 1.5 million). Such transaction generated a profit before tax of approximately Ps. 5.7 million.

On May 20, 2013, IRSA signed the transfer deed for the sale of the 6th floor and two parking units of the Maipú 1300 Building and two parking units of the Libertador 498 Building. The transactions price was set at Ps. 7.6 million (US$ 1.45 million), amount that has been completely collected. This transaction generated a profit before tax of Ps. 5.7 million.

On June 28, 2013, IRSA signed the transfer deed for the sale of 4th, 5th and 6th floors and 56 parking units of the Bouchard 551 Building. The total price of the transaction was Ps. 148.7 million, equivalent to US$ 27.6 million. This transaction generated a profit before tax of Ps. 106.2 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 14,442 square meters.

All sales of the year led to a combined profit for the Group of Ps. 178.0 million, disclosed within the line “Gain from disposal of investment properties” in the income statement.

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

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

The acquisition-related costs, which amount to Ps. 2.6 million, were charged under “General and administrative expenses” line in the statements of income.

The fair value of the investment property acquired for Ps. 679.2 million was assessed by a qualified independent appraiser. The fair value of trade and other receivables amounts to Ps. 2.3 million, including trade receivables in the amount of Ps. 0.1 million. As of the acquisition date, the Group estimates that these receivables are recoverable. The fair value of the non-controlling interest in Rigby, an unlisted company, has been determined on a proportional basis to the fair value of net acquired assets.

The Group has recognized gains of Ps. 124.1 million derived from the reassessment of the fair value of the 49% ownership interest in Rigby before the business combination. In addition, all exchange gains (losses) accumulated in shareholder’s equity from the ownership interest in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating results, net" line in the income statements.

The incomes Rigby has generated since November 27, 2012 and that have been disclosed in the consolidated income statements amount to Ps. 40.9 million. Rigby has also run a net gain of Ps. 8.1 million during said period. If Rigby had been included in the consolidation since July 1, 2012, the consolidated income statements would have shown pro forma revenues in the amount of Ps. 2,202.9 million and pro-forma net income of Ps. 297.5 million.

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

Disposal of subsidiaries

During the fiscal year ended June 30, 2013, IRSA sold to Doneldon S.A., the 100% of Sedelor S.A.'s, Alafox S.A.'s and Codalis S.A.'s capital stock, all of them companies incorporated in the Republic of Uruguay, with no business activity. Later, IRSA sold to Cresud the 100% of Doneldon S.A.'s capital stock.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions and disposals (Continued)

Transactions and authorizations pending

Urban properties and investments

Paraná plot of land

On June 30, 2009, the Group, through IRSA CP, subscribed a “Letter of Intent” by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and operate a shopping center or mall.

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

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned. As of the consolidated financial statements date, evidence of such notice has not been provided.

Acquisition of commercial center goodwill

The Group, through IRSA CP, signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was US$ 1.3 million, of which US$ 0.05 million were paid. The mentioned payment was recorded as an advance under “Trade and other receivables” line.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions and disposals (Continued)

This transaction was subject to certain conditions precedent, among which the Group through IRSA CP should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, IRSA CP should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever occurs earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to IRSA CP's future units to IRSA CP, and ii) transferred to IRSA CP the rights to the registered architectural project and the effective permissions and authorizations to be carried out in IRSA CP's future units. As of June 30, 2015, the two conditions have not been fulfilled.

Antitrust Law

Law N° 25,156, known as "Antitrust Law" as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration According to this law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than Ps. 200.0 million must be submitted to the Comisión Nacional de Defensa de la Competencia (hereinafter referred to as the "Antitrust Commission") for approval. Certain exemptions apply. Submissions may be filed either prior to the transaction or within a week after its completion. The Antitrust Commission may (i) authorize the transaction, (ii) condition the transaction to the accomplishment of certain acts, or (iii) reject the authorization.

In general, acquisitions effected by the Group are within the scope of the Antitrust Law. In this cases, the Group directly requests authorization. In other cases, the Group may request the Antitrust Commission to issue a prior statement about whether a particular transaction should be either notified or submitted for approval by the Group.

As of June 30, 2015 and 2014, the following cases are pending resolution by the Antitrust Commision:

(i) The Group requested the Antitrust Commission to issue a statement about the Group's obligation to either notify or submit for authorization the acquisition of the property formerly owned by Nobleza Piccardo S.A.I.C.y F. The Antitrust Commission stated that the operation had to be notified. The Group appealed this decision. Subsequently, the Court of Appeals confirmed the Antitrust Commission’s decision regarding the obligation to notify and, therefore, on February 23, 2012, local form F1 was filed, which is being processed as of the date these consolidated financial statements are issued.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions and disposals (Continued)

(ii) Purchase of Arcos shares: On December 3, 2009 the Group requested that the CNDC issued a ruling on the notification requirement. The CNDC confirmed that the transaction had to be notified; as a result, notice was served in December 2010 and as of the consolidated financial statements date it is still pending.

(iii) Acquisition of shares in Nuevo Puerto Santa Fe (NPSF): On August 23, 2011 the Group informed the CNDC of the direct and indirect acquisition of NPSF (IRSA CP directly acquired 33.33% of NPSF and indirectly a 16.66% through its controlled company Torodur SA). On December 14, 2014 the CNDC notified approval of the transaction.

(iv) Acquisition of shares in Entertainment Holdings SA (EHSA): On December 7, 2012, the Group informed the CNDC of the acquisition of shares in EHSA, which indirectly owns 50% of La Rural S.A. – a company that operates a convention center known as Predio Ferial de Palermo. As of the consolidated financial statements date, the transaction is pending approval by the CNDC.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

The Group´s risk management policies are established to all its subsidiaries companies in order to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising Senior Management and a member of the Audit Committee, which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

The real estate, commercial, agro-industrial and/or financial activities of the Group's subsidiaries are primarily developed in Argentina and have as functional currency the Argentine Peso. The agricultural activities of the Group’s subsidiaries are primarily developed in Argentina, Brazil and Bolivia, where the functional currencies are the respective local currencies. A significant majority of the activity of these subsidiaries is conducted in such local currencies, thus not exposing the Group to foreign exchange risk. Other Group's subsidiaries have other functional currencies, principally US dollar. In the ordinary course of business, the Group, through its subsidiaries, transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US dollars and new Israeli shekel. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowing in foreign currencies, or other methods, considered adequate by the Management, according to circumstances.

Financial instruments are considered sensitive to foreign exchange rates when they are not in the functional currency of the entity that holds them. The following table shows the Group's US dollar-denominated (US$) and new Israeli shekel (NIS), net carrying amounts of its financial instruments broken down by functional currency in which the Company operates, for the years ended June 30, 2015 and 2014. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position (Liability)/Asset		Net monetary position (Liability)/Asset
	June 30, 2015		June 30, 2014
Functional currency	US$	NIS	US$	NIS
Argentine Peso	(4,826,015)	-	(4,866,439)	-
Brazilian Reais	152,764	-	68,525	-
Uruguayan Peso	(67,082)	-	(63,254)	-
Bolivian Peso	122	-	(68,464)	-
US Dollar	-	(244,923)	-	(86,581)
Total	(4,740,211)	(244,923)	(4,929,632)	(86,581)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would result in an additional loss before income tax for the year ended June 30, 2015, 2014 and 2013 for an amount of Ps. 474.02 million, Ps. 492.96 million and Ps. 269.6 million, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

Moreover, the Group estimates that, all other factors being equal, a depreciation of the NIS to the US$ by 10% as of the balance sheet date would increase loss before tax by Ps. 24.5 million as of June 30, 2015. An appreciation of 10% of the new Israeli shekel against functional currencies would have the same and opposite effect on the income statements.

This sensitivity analysis provides only a limited, point-in-time view of the foreign exchange risk sensitivity of certain of the Group’s financial instruments. The actual impact of the foreign exchange rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

On the other hand, the Group also uses derivative instruments, such as forward foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2015 and 2014 foreign exchange contracts were pending, for a total amount of (Ps. 25,333) and (Ps. 36,361), respectively.

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

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, the Group’s investment income may fall short of expectations or the Group may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold. As of June 30, 2014, the nominal value of rate interest swaps was US$ 10 million and Ps. 280 million and due between September 1, 2014 and December 31, 2014. These agreements were not subject to hedge accounting. On June 30, 2014, the Group recorded an asset in the amount of Ps. 1,089, related to the estimated fair value of the swaps on that date. The fair value of swaps was calculated using a discounted cash flow analysis. On June 30, 2014, the impact on the fair value of interest rate swaps in the event of a change in interest rates does not materially affect the results of operations or the financial position of the Group. As of June 30, 2015, the Group has no balances related to interest rate swaps.

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

Notes to Consolidated Financial Statements (Continued)
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

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) for the years ended June 30, 2015 and 2014. All amounts are shown in thousands of Argentine Pesos the Group’s presentation currency:

	June 30, 2015 Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	826,038	-	-	-	-	826,038
Bolivian Peso	-	-	-	-	-
Brazilian Reais	-	184,631	-	-	-	184,631
US Dollar	5,361,806	-	-	70,959	10,784	5,443,549
Subtotal fixed-rate borrowings	6,187,844	184,631	-	70,959	10,784	6,454,218
Floating rate:
Argentine Peso	1,426,226	-	-	-	-	1,426,226
Bolivian Peso	-	-	6,509	-	-	6,509
Brazilian Reais	-	258,805	-	-	-	258,805
US Dollar	127,778	-	-	-	-	127,778
Subtotal floating rate borrowings	1,554,004	258,805	6,509	-	-	1,819,318
Total borrowings as per analysis	7,741,848	443,436	6,509	70,959	10,784	8,273,536
Finance leases	3,270	22,197	-	-	-	25,467
Total borrowings as per statement of financial position	7,745,118	465,633	6,509	70,959	10,784	8,299,003

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

	June 30, 2014 Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	386,007	-	-	-	-	386,007
Bolivian Peso	-	-	8,402	-	-	8,402
Brazilian Reais	-	371,981	-	-	-	371,981
US Dollar	5,614,494	-	-	64,672	677,365	6,356,531
Subtotal fixed-rate borrowings	6,000,501	371,981	8,402	64,672	677,365	7,122,921
Floating rate:				-	-
Argentine Peso	1,073,710	-	-	-	-	1,073,710
Bolivian Peso	-	-	-	-	-
Brazilian Reais	-	237,298	-	-	-	237,298
US Dollar	120,629	-	-	-	-	120,629
Subtotal floating rate borrowings	1,194,339	237,298	-	-	-	1,431,637
Total borrowings as per analysis	7,194,840	609,279	8,402	64,672	677,365	8,554,558
Finance leases	3,289	-	-	-	-	3,289
Total borrowings as per statement of financial position	7,198,129	609,279	8,402	64,672	677,365	8,557,847	(i)

(i)	Includes Ps. 603,021 included in Liabilities directly associated with assets classified as held for sale (Note 44).

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the years ended June 30, 2015 and 2014, in Ps. 14 million. A 1% decrease in floating rates would have an equal and opposite effect on the income statements. The table below shows the Group’s sensitivity to interest rate risks. The amounts are presented in Argentine Pesos.

	June 30, 2015
Rate per currency denomination	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	Total
Floating rate:
Argentine Peso	14.26	-	-	-	14.26
Bolivian Peso	-	-	0.07	-	0.07
Brazilian Reais	-	2.72	-	-	2.72
US Dollar	1.28	-	-	-	1.28
Total effects on Profit before income tax	15.54	2.72	0.07	-	18.33

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

	June 30, 2014
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

Notes to Consolidated Financial Statements (Continued)
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

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2015 and 2014. The amounts are presented in thousands of Argentine Pesos.

	June 30, 2015
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain/ (loss) for valuation at fair value at year-end
Futures:
Sell
Corn	8,600	527	-	(879)	(560)
Soybeans	107,727	4,792	-	(10,202)	(3,668)
Wheat	7,000	6	-	-	(6)
Purchase
Corn	1,400	(50)	-	-	27
Soybeans	2,200	(178)	-	-	(201)
Wheat	1,000	503	-	-	(515)
Options:
Sell put
Soybeans	9,952	(1,312)	(431)	(1,389)	(1,323)
Purchase put
Soybeans	20,412	-	2,877	995	(1,883)
Sale call
Soybeans	44,124	322	(2,903)	(6,911)	(4,009)
Total	202,415	4,610	(457)	(18,386)	(12,138)

	June 30, 2014
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain/ (loss) for valuation at fair value at year-end
Futures:
Sell
Corn	20,225	1,377	-	1,328	1,090
Soybeans	197,428	1,482	-	2,980	1,317
Wheat	1,100	72	-	6	(132)
Purchase
Corn	2,400	(116)	-	(116)	(117)
Soybeans	4,300	415	-	415	(358)
Wheat	1,700	137	-	137	(227)
Options:
Sell put
Soybeans	16,204	-	-	753	4,066
Total	243,357	3,367	-	5,503	5,639

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Gains and losses on commodity-based derivative instruments were Ps. 8.1 million (gain), Ps. 14.8 million (loss) and Ps. 5.1 million (gain) for the years ended June 30, 2015, 2014 and 2013, respectively. These gains and losses are included in “Other operating results, net” in the income statements.

Crops future contract fair values are computed with reference to quoted market prices on future exchanges.

Other price risk:

The Group is exposed to equity securities price risk because of investments held in entities that are publicly traded (principally TGLT, preferred shares and warrants of Condor, shares and warrants of IDBD, and others), which are classified on the consolidated statement of financial position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2015 and 2014 equity investments of the Group amounts to Ps. 1,179.4 million and Ps. 617.4 million, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2015 of Ps. 186:

Increase in loss before income tax (in millions of Ps.)
Company	June 30, 2015
IDBD	127.9
Condor	39.0
TGLT	7.2
Avenida	10.2
Others	1.7
Total	186

An increase of 10% on these prices would have an equal and opposite effect in the statement of income.

This sensitivity analysis provides only a limited point-in-time view of the price risk sensitivity of certain of the Group’s equity securities. The actual impact of the price changes on the equity securities may differ significantly from the impact shown in the sensitivity analysis.

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

Notes to Consolidated Financial Statements (Continued)
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

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 38% and 28% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful account balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See Note 18 for details.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Financial risk management (Continued)

On the other hand, property receivables related to the sale of trading properties represent 26% and 13% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

Agricultural and agro-industrial activities

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feed lot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and, other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 23% and 20% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil and Bolivia. However, Argentina and Brazil together concentrate more than 89% and 93% of the Group’s grain production for the years ended June 30, 2015 and 2014, respectively. Each country has its own established market for the respective grain production. Generally, the entire country’s grain production is sold in the domestic market to well-known multinational exporters such as Molinos, Cargill or Bunge, and/or local exporters. Prices for grains are also generally based on the market prices quoted in the domestic markets which normally take as reference the prices in international grain exchanges such as the Chicago Board of Trade.

For the year ended June 30, 2015, 27% of sales of the combined sales of Argentina and Brazil were sold to well-known exporters, while for the year ended on June 30, 2014, 10% of sales of crops in Brazil were sold to two well-known exporters. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

For the years ended June 30, 2015 and 2014, the grain production in Bolivia has not been significant representing only 9% and 5% of the total Group’s crop sales, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

The Group’s milk production is also based in Argentina. The Group has historically sold its entire milk production to Mastellone Hnos S.A., which is the largest dairy company in Argentina. Sales to Mastellone amounted to Ps. 71.9 and Ps. 50.8 million for the years ended June 30, 2015 and 2014, respectively, representing 3% and 2.8% of the Group’s agricultural consolidated revenue for those years, respectively, and 1% of the Group’s total revenues in both years. Although sales are concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of Mastellone. As milk is a perishable product there is no ability for the Group to mitigate pricing risk through inventory management. The Group negotiates the prices of raw milk on a monthly basis in accordance with domestic supply and demand. Prices for milk are based on a number of factors including fat and protein content, bacteria levels and temperature. However, dairy prices have historically tended to have reasonable correlation with prices of agricultural inputs such as feed and fertilizer, and the Group monitors these relationships in order to adapt its tactics to suit.

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates more than 95.5% of the Group’s total sugar production. Currently, the Group has one farm in Brazil dedicated to sugarcane production and the entire output is sold to a third-party, ETH Bioenergia S.A. (“ETH”), under an exclusive agreement dated March 2008. ETH is the largest ethanol producer in Brazil. Under the agreement, ETH is contractually obligated to purchase the entire production of two crop cycles of sugarcane comprising six agricultural years with five cuts, with the possibility of extending them for another full agricultural cycle upon prior agreement of the parties. The duration of each cycle may be extended if the parties wish to do so. Currently, the Group is selling to ETH at market price. Sales to ETH amounted to Ps. 178.4 million and Ps. 106 million for the years ended June 30, 2015 and 2014, respectively, representing el 7.5% and 6% of the Group’s agricultural consolidated revenue for those years, respectively. Although sales are concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of ETH.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

4.	Financial risk management (Continued)

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

At June 30, 2015	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	943,713	11,001	4,698	2,582	-	961,994
Borrowings (Excluding finance leases liabilities) (i)	2,215,239	3,296,084	616,654	717,850	2,118,068	8,963,895
Finance leases	11,785	7,291	3,859	2,552	-	25,487
Derivative financial instruments	270,499	269,949	-	-	-	540,448
Total	3,441,236	3,584,325	625,211	722,984	2,118,068	10,491,824

At June 30, 2014	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	914,782	67,232	47,809	16,646	47,322	1,093,791
Borrowings (Excluding finance leases liabilities) (i)	3,555,212	882,910	2,677,153	1,004,124	2,067,023	(ii)10,186,422
Finance leases	2,130	678	531	-	-	3,339
Derivative financial instruments	53,419	144,808	176,039	-	-	374,266
Total	4,525,543	1,095,628	2,901,532	1,020,770	2,114,345	11,657,818

(i)	Includes accrued and prospecting interests.
(ii)	Includes Ps. 603,021 included in Liabilities directly associated with assets classified as held for sale (Note 44).

(d)	Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 25. The Group’s equity is analyzed into its various components in the statement of changes in equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

The Group’s strategy is to maintain key financing metrics namely, net debt to total equity ratio (gearing) and loan-to-value ratio (LTV) to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details the key metrics in relation to managing its capital structure of the Group. The levels of these metrics are within the ranges established by the Group’s strategy.

	June 30, 2015	June 30, 2014
Gearing ratio (i)	74.46%	71.90%
LTV ratio (ii)	12.18%	14.33%

(i)	Calculated as total debt divided by total capital (including equity plus total debt).
(ii)
Calculated as total debt divided by total property at fair value (including trading properties, properties, plant and equipment, investment properties, farmland rights to receive units under barter agreements).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of the shopping center, the flow of people, the level of sales of each shopping center rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels in the shopping centers. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Argentine Law N° 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Critical accounting estimates, assumptions and judgments (Continued)

(a) Business combinations – purchase price allocation

The acquisition of subsidiaries is accounted for using the acquisition method. Accounting for business combinations requires the determination of the fair value of to the various assets and liabilities of the acquired business. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. These assumptions may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(b) Impairment testing of goodwill and other non-current assets

As of the end of each fiscal year, the Group reviews the carrying amounts of its property, plant and equipment, investment property and finite-life intangible assets to determine whether there is any indicator that those assets have suffered an impairment loss. The indicators that must be taken into account in the analysis are, among other points, physical damage or significant changes to the manner in which the asset is used, worse than expected economic performance or a drop in revenues. Where the asset does not generate cash flows that are independent from others assets, the Group estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs.

Goodwill and Intangible assets that are not amortized are tested for impairment on an annual basis, or more frequently if there is an indicator of impairment. For the purposes of the impairment testing, goodwill is to be allocated since acquisition among each of the CGU or groups of cash generating units that are expected to benefit from the synergies of the respective business combinations, regardless of the allocation of other assets or liabilities owned by the acquired entity to these cash-generating units or groups of cash-generating units.

If the recoverable amount of an asset or CGU is lower than its carrying amount, the carrying value of the asset or CGU is thus written down to its recoverable value. The impairment losses are recorded immediately in the income statements.

Given the nature of its assets and activities, most of the Group´s individual assets do not generate cash flows that are independent of those from CGU. Therefore, the Group estimates the recoverable amount of the CGU for the purposes of the impairment test.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Critical accounting estimates, assumptions and judgments (Continued)

Generally, each shopping center, office building and undeveloped property is deemed to be separate CGU. As regards, farmlands used for agricultural activities, when farmland is used for single activities (i.e. crops), it is considered as one CGU, but when farmlands are used for more than one activity (i.e. crops and cattle), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing.

There are no indicators of impairment in goodwill and other assets during the year ended June 30, 2014. As of June 30, 2015, the circumstances mentioned in Note 7 referred to Arcos del Gourmet S.A. were deemed to be potential proof of impairment and, therefore, the Company carried out relevant analysis on consolidated net assets in this transaction. To such end, the Company has determined the recoverable value of such assets using the discounted cash flow valuation method upon weighing various scenarios. The main inputs used in the model include projected operating income and a discount rate in line with the business. Each revenue and cost scenario was assigned an occurrence probability rate based on information available at the time of conducting the analysis. The Company concluded that it is not necessary to record any impairment of its related assets.

The following table shows the amounts of goodwill and non-current assets other than goodwill of the CGUs where goodwill was allocated at the date of acquisition for each of June 30, 2015 and 2014:

CGU	Country	Segment	Method of valuation	06.30.15	06.30.14
Abasto	Argentina	Shopping Centers	(i)	3,307	3,307
Alto Palermo	Argentina	Shopping Centers	(i)	3,609	3,608
Arcos del Gourmet S.A.	Argentina	Shopping Centers	(i)	30,260	20,873
Bouchard 551	Argentina	Offices and other rental properties	(i)	2,878	2,878
Santa María del Plata	Argentina	Sales and development	(i)	4,535	4,535
Torre Bank Boston	Argentina	Offices and other rental properties	(i)	4,873	4,873
Conil	Argentina	Sales and development	(i)	-	344
Jatobá	Brazil	Agriculture	(i)	2,708	2,721
Chaparral	Brazil	Agriculture	(i)	2,035	2,046
Cremaq	Brazil	Agriculture	(i)	-	2,415
Araucaria	Brazil	Agriculture	(i)	3,667	3,250
				57,872	50,850
Closing value of non-current assets other tan goodwill (ii)				1,725,644	1,918,578
Total assets allocated to CGUs				1,783,516	1,969,428

(i)	The following table details the models used for each segment.
(ii)	Non-current assets include investment properties (primarily shopping centers and offices), properties, plant and equipment; intangible assets and net working capital.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Critical accounting estimates, assumptions and judgments (Continued)

The Group carried out the impairment test on these CGU on the basis of its value in use and determined that no impairment should be recognized on the value of these assets for any of the reported years.

For the CGU included in segments “International”, “Offices and others” and “Shopping centers” ” the Group uses the fair value of investment property estimated by independent appraisers. The involvement of an independent appraiser is required according to CNV Resolution N° 576/10.

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

The Group uses the capitalization method ("cap rate") for valuation of its investment properties at fair value. The methodology involves designing simulation models whereby the current annual operating income flaw of a given asset is considered to be a stabilized low in perpetuity, and is divided by a capitalization rate derived from market comparables; the rate is adjusted for any difference in the major features (either size, location and condition of asset) to determine its fair value. The Group considers that the new methodology reflects more reliably the fair market value of its shopping centers for it is based on the current annual net operating income of various assets and uses market information to determine the capitalization rate; as such, it is a more transparent method internationally recognized in the industry. Additionally, it is the same methodology used to value the shopping center segments in other companies, hence, it is more useful to make comparisons against such valuations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Critical accounting estimates, assumptions and judgments (Continued)

As of June 30, 2015 and 2014 fair value of investment was computed using a weighted average capitalization rate of 12% and 10% (a 10% to 15% range was considered for the year 2015 and 9% to 12% for the year 2014).

Generally, an increase in the annual flow of operating income will lead to an increase in the fair value of investment properties. An increase in the capitalization rate will lead to a decline in the fair value of investment properties.

For those assets that are not currently operating under a concession contract, the discounted cash flow valuation is used.

Under the model of sales comparison approach (or comparable market data), the sale price of comparable property located nearby is adjusted by the differences in the most significant features of such property, such as, size and condition. The most relevant data included in this method is the price per square meter.

The following table details the models used for each segment:

CGU	06.30.15	06.30.14
Operating Shopping Center Properties	Capitalization	Capitalization
Shopping Center Properties (Concession)	Discounted cash flows	Discounted cash flows
Offices and other rental properties	Comparable market data	Comparable market data
International	-	Discounted cash flows
Sales and developments	Comparable market data	Comparable market data
Agriculture	Comparable market data	Comparable market data

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Crops and oilseeds

The Group’s crops generally include crops and oilseeds (corn, wheat, soybean and sunflower) as well as peanut. The Group measures biological assets that have attained significant biological growth at fair value less costs to sell. The Group measures biological assets that have not attained significant biological growth or when the impact of biological transformation on price is not expected to be material, at cost less any impairment losses, which approximates fair value.

The following table shows the stages and average periods where the Group´s crops have a significant biological growth, based on agronomical studies and other inputs:

Argentina

Crops	Total days (planting/harvest)	Average days (planting/harvest)	Significant Biological Growth	Total days (planting/significant growth)	Average days (planting/significant growth)
Wheat	From 150 to 180	165	7 (milk grain stage)	From 110 to 140	125
Corn	From 150 to 180	165	R3 (milk grain stage)	From 80 to 110	95
Soybeans	From 120 to 160	140	R5 (Start of seed filling at node)	From 75 to 90	82.5
Sunflowers	From 120 to 150	135	R6 (end of flowering stage)	From 80 to 100	90
Peanut	From 180 to 270	240	R5 (Start of seed filling at node)	From 90 to 100	95
Cotton	From 130 to 180	155	3 (end of flowering stage)	From 90 to 120	105

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Critical accounting estimates, assumptions and judgments (Continued)

Bolivia

Crops	Total days (planting/harvest)	Average days (planting/harvest)	Significant Biological Growth	Total days (planting/significant growth)	Average days (planting/significant growth)
Wheat	From 100 to 112	106	7 (milk grain stage)	From 80 to 90	85
Corn	From 130 to 140	130	R3 (milk grain stage)	From 88 to 96	92
Sorghum	From 110 to 130	120	7 (milk grain stage)	From 80 to 90	85
Soybeans	From 110 to 120	117	R5 (start of seed filling)	From 75 to 85	80
Sunflowers	From 105 to 115	110	R6 (end of flowering stage)	From 75 to 85	80

Brazil

Crops	Total days (planting/harvest)	Average days (planting/harvest)	Significant Biological Growth	Total days (planting/significant growth)	Average days (planting/significant growth)
Corn	From 125 to 150	137.5	R3 (milk grain stage)	From 88 to 96	92
Soybeans	From 100 to 140	120	R5 (start of seed filling)	From 75 to 90	82.5

The Group’s fiscal year begins on July 1 and ends the following June 30 of the following year. However, production is based on the harvest year of each one of these crops. The harvest year varies according to the crop, the type or variety of hybrid and the climate where they are grown. The planting period for a given plant may start earlier on one farm than on another, causing differences in their respective harvesting periods.

The following table shows the production process for each of Group’s most significant crops and oilseeds, reflecting the average periods at which each stage of production occurs:

Argentina

Crops	Planting	Harvesting	Sell
Soybeans	Between September and February	Between March and June	From March onwards
Corn	Between August and February	Between March and September	From March onwards
Wheat	Between May and July	Between October and January	From October onwards
Sunflowers	Between August and December	Between December and May	From December onwards
Peanut	Between September and October	Between April and July	From April onwards
Cotton	Between November and December	Between July and August	From July onwards

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Critical accounting estimates, assumptions and judgments (Continued)

Bolivia

Crops	Planting	Harvesting	Sell
Summer Soybeans	Between November and December	Between March and May	From April to June
Winter Soybeans	Between June and July	Between October and November	From October to December
Winter corn	April	September	From September to December
Winter sorghum	March	July	From August to December
Wheat	Between April and May	Between August and September	From August to December
Sunflowers	April	Between August and September	From August to December
Corn / Summer Sorghum	Between October and November	Between March and April	From April to June/July

Brazil

Crops	Planting	Harvesting	Sell
Soybeans	Between October and December	Between February and May	From February onwards
Corn	Between October and November	Between March and May	From March onwards
Corn (2)	Between February and March	Between June and July	From June onwards

Sugarcane

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. This crop’s production requires specific weather conditions (tropical and subtropical climates) because it is a perennial and long-term crop with an average life cycle of five years. Each sugarcane planting generally yields five harvests. Once the production life cycle is over, crop renewal is brought about. Sugarcane planting is done between January and April each year, while harvesting and subsequent sale take place between April and November each year. The Group recognizes these crops at a fair value net of costs of sales from the moment of planting.

The following table shows the production process for each of Group’s sugarcane, reflecting the average periods at which each stage of production occurs.

Bolivia

Crops	Planting	Harvesting	Sell
Sugarcane	Between April and June	Between July and November	From July onwards

Brazil

Crops	Planting	Harvesting	Sell
Sugarcane	Between January and April	Between April and November	From April and November

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Critical accounting estimates, assumptions and judgments (Continued)

Other biological assets:

The mares and sheep are measured at fair value less costs to sell at birth or acquisition date, accordingly.

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

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used may result in a significant increase or decrease to the fair value of biological assets recognized at any given time. Cash flows are projected based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value. (The valuation models and their assumptions are reviewed periodically, and, if necessary, adjusted).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Critical accounting estimates, assumptions and judgments (Continued)

As of June 30 of each year, the Group’s biological assets that are subject to a valuation model include unharvested crops and sugarcane plantations. The sensitivity analysis included below is divided among countries due to the existing differences between the different markets in which it operates.

Argentina

As of June 30, 2015, 2014 and 2013, a decrease of 10% in estimated market prices, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 16.6 million, Ps. 26.2 million and Ps. 7.4 million, respectively. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

As of June 30, 2015, 2014 and 2013, an increase of 10% in estimated costs, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 11.4 million, Ps. 14 million and Ps. 3.6 million, respectively. A decrease of 10% in estimated costs, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

As of June 30, 2015, 2014 and 2013, a decrease of 10% in estimated yield, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 8.4 million, 18.5 million and Ps. 5.8 million, respectively. An increase of 10% in estimated yields, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

Brazil

As of June 30, 2015, 2014 and 2013, a decrease of 10% in estimated market prices, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 11.7 million, Ps. 6.7 million and Ps. 21.6 million, respectively. An increase of 1% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops and sugarcane plantations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Critical accounting estimates, assumptions and judgments (Continued)

As of June 30, 2015, 2014 and 2013, an increase of 10% in estimated costs, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops of Ps. 31.0 million, Ps. 24.8 million and Ps. 15.6 million, respectively. A decrease of 1% in estimated costs, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

As of June 30, 2015, 2014 and 2013, a decrease of 10% in estimated yields, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 21.3 million, Ps. 23.5 million and Ps. 15.6 million, respectively. An increase of 1% in estimated yield, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

Bolivia

As of June 30, 2015, 2014 and 2013, a decrease of 10% in estimated market prices, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 7.8 million, Ps. 6.0 million and Ps. 5.4 million, respectively. An increase of 10% in estimated market prices, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

As of June 30, 2015, 2014 and 2013, an increase of 10% in estimated costs, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 5.1 million, Ps. 3.7 million and Ps. 3.0 million, respectively. A decrease of 10% in estimated market price, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

As of June 30, 2015, 2014 and 2013, a decrease of 10% in estimated yield, with all other variables held constant, would result in a decrease in the fair value less cost to sell of the unharvested crops and sugarcane plantations of Ps. 4.6 million, Ps. 3.7 million and Ps. 3.4 million, respectively. An increase of 10% in estimated yield, with all other variables held constant, would result in a same and opposed effect at the fair value less costs to sell of unharvested crops.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Critical accounting estimates, assumptions and judgments (Continued)

(d) Trading properties

Trading properties include land and work in progress in respect of development sites with a view to sale. Trading properties are carried at the lower between cost and net realizable value. On each development, judgment is required to assess whether the cost of land and any associated construction work in progress is in excess of its net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs to completion and estimated selling costs.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•
The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is 10% or more of the combined revenue, internal and external, of all operating segments;

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

•	The absolute amount of its reported profit or loss is 10% or more of the greater, in absolute amount, of:

o	the combined reported profit of all operating segments that do not report a loss; and

o	the combined reported loss of all operating segments that report a loss.

•	Its assets are 10% or more of the combined assets of all operating segments.

As well as this, the operating segments that do not meet any of the quantitative thresholds can be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Group’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Group’s consolidated external revenue is included in reportable segments. Once the 75% of the Group’s consolidated external revenue is included in reportable segments, the remaining operating segments may be aggregated in the "All other segments" column.

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group operates in two businesses areas, namely, Agricultural business and Investment and Development Properties business.

The Group’s Agricultural business is further comprised of eight reportable segments: (the reporting segments of crops, cattle, dairy, sugarcane, agricultural rentals and services and other segments are included within “Agriculture” activities):

•
The “Crops” Segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Group is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation; the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

•
The "Other Segments" column consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure includes the brokerage and sale of inputs activities.

The Group’s Urban Properties and Investments business is further comprised of six operative segments:

• The “Shopping centers Properties” Segment includes results from the commercial exploitation and development of shopping centers. Such results originate mainly from the lease and the delivery of services related to the lease of commercial facilities and other spaces in the Group’s shopping centers.

• The “Office” Segment includes the operating results of the Group’s lease of office space and other rental properties and service revenues related to this activity.

• The “Development and sale of properties” Segment includes the operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent, sales of hotels and other properties included in the International segment.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

• The “Hotels” Segment includes the operating results of the Group’s hotels principally comprised of room, catering and restaurant revenues.

• The “International” Segment includes the return on investments in subsidiaries and/or associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country and the return on investment in IDBD at fair value.

• The "Financial operations and others" Segment primarily includes the financial activities carried out by the Group's associates, Banco Hipotecario S.A. and Tarshop S.A. and consumer finance residual financial operations of Apsamedia S.A. (currently merged with IRSA CP). The e-commerce activities conducted through the associate Avenida Inc. are also included until the first quarter of the current fiscal year. This investment began to be considered a financial asset as from the second quarter of this fiscal year.

For ease of presentation, the following table present summarized information for the two lines of business of the Group, i.e. agriculture and Urban Properties and Investments activities. The following tables represent the reportable segments of each of the Group’s lines of business.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the years ended June 30, 2015, 2014 and 2013:

	Year ended June 30, 2015
	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	2,361,010	2,547,062	4,908,072
Costs	(3,385,675)	(633,467)	(4,019,142)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,347,447	-	1,347,447
Changes in the net realizable value of agricultural produce after harvest	(34,471)	-	(34,471)
Gross Profit	288,311	1,913,595	2,201,906
Gain from disposal of investment properties	-	1,150,230	1,150,230
Gain from disposal of farmlands	569,521	-	569,521
General and administrative expenses	(246,470)	(378,125)	(624,595)
Selling expenses	(284,830)	(195,866)	(480,696)
Other operating results, net	(18,123)	28,679	10,556
Profit from operations	308,409	2,518,513	2,826,922
Share of profit / (loss) of associates and joint ventures	846	(1,036,256)	(1,035,410)
Segment Profit	309,255	1,482,257	1,791,512
Investment properties	77,202	3,493,645	3,570,847
Property, plant and equipment	2,078,497	256,891	2,335,388
Trading properties	-	136,084	136,084
Goodwill	8,395	24,440	32,835
Units to be received under barters	-	90,486	90,486
Biological assets	586,847	-	586,847
Inventories	495,919	23,134	519,053
Interests in associates and joint ventures	33,343	2,381,670	2,415,013
Total segment assets	3,280,203	6,406,350	9,686,553

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

	Year ended June 30, 2014
	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	1,812,108	2,155,760	3,967,868
Costs	(2,617,972)	(648,279)	(3,266,251)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,172,739	-	1,172,739
Changes in the net realizable value of agricultural produce after harvest	(17,447)	-	(17,447)
Gross Profit	349,428	1,507,481	1,856,909
Gain from disposal of investment properties	-	230,918	230,918
Gain from disposal of farmlands	91,356	-	91,356
General and administrative expenses	(239,630)	(300,066)	(539,696)
Selling expenses	(208,932)	(150,109)	(359,041)
Other operating results, net	(29,540)	(47,922)	(77,462)
(Loss) / Profit from operations	(37,318)	1,240,302	1,202,984
Share of profit / (loss) of associates and joint ventures	11,479	(436,766)	(425,287)
Segment (Loss) / Profit	(25,839)	803,536	777,697
Investment properties	51,432	3,540,437	3,591,869
Property, plant and equipment	2,417,078	237,860	2,654,938
Trading properties	-	143,059	143,059
Goodwill	10,428	24,784	35,212
Units to be received under barters	-	85,077	85,077
Assets held for sale	-	1,357,866	1,357,866
Biological assets	651,582	-	651,582
Inventories	432,634	17,220	449,854
Interests in associates and joint ventures	37,226	1,966,019	2,003,245
Total segment assets	3,600,380	7,372,322	10,972,702

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

	Year ended June 30, 2013
	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	1,355,430	1,728,248	3,083,678
Costs	(2,045,779)	(601,236)	(2,647,015)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	888,493	-	888,493
Changes in the net realizable value of agricultural produce after harvest	11,756	-	11,756
Gross Profit	209,900	1,127,012	1,336,912
Gain from disposal of investment properties	-	177,999	177,999
Gain from disposal of farmlands	149,584	-	149,584
General and administrative expenses	(153,675)	(198,773)	(352,448)
Selling expenses	(173,976)	(117,230)	(291,206)
Other operating results, net	3,345	92,425	95,770
Profit from operations	35,178	1,081,433	1,116,611
Share of profit / (loss) of associates and joint ventures	9,191	(20,864)	(11,673)
Segment Profit	44,369	1,060,569	1,104,938

Investment properties	25,317	4,306,984	4,332,301
Property, plant and equipment	1,675,420	231,734	1,907,154
Trading properties	-	129,677	129,677
Goodwill	6,438	75,852	82,290
Units to be received under barters	-	93,225	93,225
Biological assets	402,594	-	402,594
Inventories	239,010	16,428	255,438
Interests in associates and joint ventures	31,223	1,154,830	1,186,053
Total segment assets	2,380,002	6,008,730	8,388,732

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group for the years ended June 30, 2015, 2014 and 2013:

	June 30, 2015
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business (i)
Revenues (i)	986,717	143,562	71,940	197,828	37,175	1,437,222	-	806,018	117,770	2,361,010
Costs	(1,795,443)	(224,556)	(133,259)	(368,172)	(19,201)	(2,540,631)	(9,002)	(739,201)	(96,841)	(3,385,675)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	918,319	166,734	74,919	187,475	-	1,347,447	-	-	-	1,347,447
Changes in the net realizable value of agricultural produce after harvest	(34,474)	3	-	-	-	(34,471)	-	-	-	(34,471)
Gross Profit / (Loss)	75,119	85,743	13,600	17,131	17,974	209,567	(9,002)	66,817	20,929	288,311
Gain from disposal of farmlands	-	-	-	-	-	-	569,521	-	-	569,521
General and administrative expenses	(159,036)	(25,753)	(4,920)	(19,821)	(2,140)	(211,670)	(2,106)	(25,334)	(7,360)	(246,470)
Selling expenses	(160,378)	(20,109)	(3,667)	(7,770)	(717)	(192,641)	(2,383)	(77,146)	(12,660)	(284,830)
Other operating results, net	(8,636)	(3,158)	(773)	(1,669)	(336)	(14,572)	(4,601)	(288)	1,338	(18,123)
Profit / (Loss) from Operations	(252,931)	36,723	4,240	(12,129)	14,781	(209,316)	551,429	(35,951)	2,247	308,409
Share of profit of associates	845	1	-	-	-	846	-	-	-	846
Segment Profit / (Loss)	(252,086)	36,724	4,240	(12,129)	14,781	(208,470)	551,429	(35,951)	2,247	309,255

Investment properties	-	-	-	-	77,202	77,202	-	-	-	77,202
Property, plant and equipment	1,420,781	187,100	21,951	293,386	28,681	1,951,899	53,522	18,102	54,974	2,078,497
Goodwill	5,352	-	-	2,400	-	7,752	-	-	643	8,395
Biological assets	57,813	375,357	40,555	113,122	-	586,847	-	-	-	586,847
Inventories	307,853	58,529	1,010	2,418	-	369,810	-	23,415	102,694	495,919
Interests in associates	30,530	20	-	-	-	30,550	-	-	2,793	33,343
Total segment assets (ii)	1,822,329	621,006	63,516	411,326	105,883	3,024,060	53,522	41,517	161,104	3,280,203

(i)
From all of the Group’s revenues corresponding to agricultural business, Ps. 1,668.86 million is originated in Argentina and Ps. 692.15 million in other countries, principally Brazil for Ps. 553.97 million.

(ii)
From all of the Group’s assets included in the segment corresponding to agricultural business, Ps. 1,378.99 million is located in Argentina and Ps. 1,902.36 million in other countries, principally Brazil for Ps. 1,187.37 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

	June 30, 2014
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business (i)
Revenues (i)	836,822	90,315	53,935	123,851	29,142	1,134,065	-	554,084	123,959	1,812,108
Costs	(1,540,681)	(160,660)	(104,334)	(206,751)	(17,374)	(2,029,800)	(8,228)	(479,689)	(100,255)	(2,617,972)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	868,351	145,321	62,840	96,227	-	1,172,739	-	-	-	1,172,739
Changes in the net realizable value of agricultural produce after harvest	(17,624)	177	-	-	-	(17,447)	-	-		(17,447)
Gross Profit / (Loss)	146,868	75,153	12,441	13,327	11,768	259,557	(8,228)	74,395	23,704	349,428
Gain from disposal of farmlands	-	-	-	-	-	-	91,356	-	-	91,356
General and administrative expenses	(147,193)	(27,183)	(5,746)	(28,261)	(2,669)	(211,052)	(1,130)	(16,880)	(10,568)	(239,630)
Selling expenses	(117,829)	(13,854)	(2,249)	(4,871)	(779)	(139,582)	(3,873)	(54,751)	(10,726)	(208,932)
Other operating results, net	(29,355)	(1,999)	(417)	104	(222)	(31,889)	(82)	(868)	3,299	(29,540)
Profit / (Loss) from Operations	(147,509)	32,117	4,029	(19,701)	8,098	(122,966)	78,043	1,896	5,709	(37,318)
Share of profit of associates	11,029	7	-	-	-	11,036	-	-	443	11,479
Segment Profit / (Loss)	(136,480)	32,124	4,029	(19,701)	8,098	(111,930)	78,043	1,896	6,152	(25,839)

Investment properties	-	-	-	-	51,432	51,432	-	-	-	51,432
Property, plant and equipment	1,701,388	158,507	19,451	423,902	9,794	2,313,042	51,534	18,930	33,572	2,417,078
Goodwill	6,745	-	-	3,025	-	9,770	-	-	658	10,428
Biological assets	154,630	312,068	37,263	142,873	-	646,834	-	65	4,683	651,582
Inventories	302,052	28,881	651	1,702	-	333,286	-	25,878	73,470	432,634
Interests in associates	34,395	23	-	-	-	34,418	-	-	2,808	37,226
Total segment assets (ii)	2,199,210	499,479	57,365	571,502	61,226	3,388,782	51,534	44,873	115,191	3,600,380

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

	June 30, 2013
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business (i)
Revenues (i)	750,376	82,939	38,818	160,259	30,834	1,063,226	-	208,921	83,283	1,355,430
Costs	(1,227,832)	(147,290)	(74,826)	(302,206)	(12,052)	(1,764,206)	(5,675)	(204,681)	(71,217)	(2,045,779)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	572,081	79,336	40,741	197,317	-	889,475	-	-	(982)	888,493
Changes in the net realizable value of agricultural produce after harvest	11,801	(45)	-	-	-	11,756	-	-	-	11,756
Gross Profit / (Loss)	106,426	14,940	4,733	55,370	18,782	200,251	(5,675)	4,240	11,084	209,900
Gain from disposal of farmlands	-	-	-	-	-	-	149,584	-	-	149,584
General and administrative expenses	(89,585)	(13,719)	(3,125)	(24,163)	(4,416)	(135,008)	(572)	(10,986)	(7,109)	(153,675)
Selling expenses	(115,923)	(11,482)	(1,842)	(4,006)	(1,711)	(134,964)	(10,628)	(21,507)	(6,877)	(173,976)
Other operating results, net	(11,014)	(3,545)	(803)	(27)	(1,135)	(16,524)	(147)	(1,305)	21,321	3,345
Profit / (Loss) from Operations	(110,096)	(13,806)	(1,037)	27,174	11,520	(86,245)	132,562	(29,558)	18,419	35,178
Share of profit of associates	8,117	-	-	-	-	8,117	-	16	1,058	9,191
Segment Profit / (Loss)	(101,979)	(13,806)	(1,037)	27,174	11,520	(78,128)	132,562	(29,542)	19,477	44,369

Investment properties	-	-	-	-	25,317	25,317	-	-	-	25,317
Property, plant and equipment	1,115,211	136,824	21,440	303,283	456	1,577,214	58,026	20,287	19,893	1,675,420
Goodwill	4,443	-	-	1,995	-	6,438	-	-	-	6,438
Biological assets	56,395	197,136	28,134	111,063	-	392,728	-	66	9,800	402,594
Inventories	154,730	23,184	433	939	-	179,286	-	10,419	49,305	239,010
Interests in associates	28,858	-	-	-	-	28,858	-	-	2,365	31,223
Total segment assets (ii)	1,359,637	357,144	50,007	417,280	25,773	2,209,841	58,026	30,772	81,363	2,380,002

(i)
From all of the Group’s revenues corresponding to agricultural business, Ps. 803.9 million is originated in Argentina and Ps. 551.6 million in other countries, principally Brazil for Ps. 453.2 million.

(ii)
From all of the Group’s assets included in the segment corresponding to agricultural business, Ps. 883.1 million is located in Argentina and Ps. 1,496.9 million in other countries, principally Brazil for Ps. 1,190.1 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

(ii)	Urban properties and investments

The following tables present the reportable segments of the Urban Properties and Investments line of business of the Group for the years ended June 30, 2015, 2014 and 2013:

	June 30, 2015
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investments
Revenues (i)	1,778,310	332,728	13,707	396,297	25,873	147	2,547,062
Costs	(291,183)	(36,368)	(19,457)	(278,672)	(7,121)	(666)	(633,467)
Gross Profit / (Loss)	1,487,127	296,360	(5,750)	117,625	18,752	(519)	1,913,595
Gain from disposal of investment properties	-	-	1,150,230	-	-	-	1,150,230
General and administrative expenses	(136,151)	(58,971)	(49,690)	(77,567)	(55,746)	-	(378,125)
Selling expenses	(112,825)	(21,130)	(9,146)	(52,386)	-	(379)	(195,866)
Other operating results, net	(48,810)	(117,610)	13,093	(461)	184,886	(2,419)	28,679
Profit / (Loss) from Operations	1,189,341	98,649	1,098,737	(12,789)	147,892	(3,317)	2,518,513
Share of profit / (loss) of associates and joint ventures	-	(2,570)	(1,712)	1,254	(1,191,116)	157,888	(1,036,256)
Segment Profit / (Loss)	1,189,341	96,079	1,097,025	(11,535)	(1,043,224)	154,571	1,482,257

Investment properties	2,320,845	978,125	187,824	-	-	6,851	3,493,645
Property, plant and equipment	48,345	30,599	1,242	175,386	1,319	-	256,891
Trading properties	1,484	-	134,600	-	-	-	136,084
Goodwill	13,719	6,180	4,541	-	-	-	24,440
Units to be received under barters	-	-	90,486	-	-	-	90,486
Inventories	15,711	-	497	6,926	-	-	23,134
Investments in associates and joint ventures	-	20,746	46,555	-	909,911	1,404,458	2,381,670
Total segment assets (ii)	2,400,104	1,035,650	465,745	182,312	911,230	1,411,309	6,406,350
(i)	From all of the Group’s revenues corresponding to urban properties and investment business, Ps. 2,522 million is originated in Argentina and Ps. 26 million in United States.
(ii)
From all of the Group’s assets included in urban properties and investment business, Ps. 5,389 million is located in Argentina and Ps. 1,639 million in other countries, principally in Israel for Ps. 907 and Uruguay for Ps. 106 million, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

	June 30, 2014
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investments
Revenues (i)	1,383,008	271,159	85,531	331,562	83,926	574	2,155,760
Costs	(296,688)	(45,367)	(34,963)	(216,768)	(53,510)	(983)	(648,279)
Gross Profit / (Loss)	1,086,320	225,792	50,568	114,794	30,416	(409)	1,507,481
Gain from disposal of investment properties	(82)	-	231,000	-	-	-	230,918
General and administrative expenses	(101,538)	(41,945)	(37,466)	(59,585)	(59,476)	(56)	(300,066)
Selling expenses	(73,427)	(20,751)	(13,706)	(42,335)	-	110	(150,109)
Other operating results, net	(46,568)	(3,060)	8,137	(2,680)	(895)	(2,856)	(47,922)
Profit / (Loss) from Operations	864,705	160,036	238,533	10,194	(29,955)	(3,211)	1,240,302
Share of profit / (loss) of associates and joint ventures	-	(895)	6,368	789	(616,313)	173,285	(436,766)
Segment Profit / (Loss)	864,705	159,141	244,901	10,983	(646,268)	170,074	803,536

Investment properties	2,275,053	834,480	423,442	-	-	7,462	3,540,437
Property, plant and equipment	20,455	36,415	3,744	175,745	1,501	-	237,860
Trading properties	1,484	-	141,575	-	-	-	143,059
Goodwill	8,582	11,661	4,541	-	-	-	24,784
Units to be received under barters	-	-	85,077	-	-	-	85,077
Assets held for sale (iii)	-	-	-	-	1,357,866	-	1,357,866
Inventories	10,625	-	584	6,011	-	-	17,220
Investments in associates and joint ventures	-	23,208	38,289	22,129	628,658	1,253,735	1,966,019
Total segment assets (ii)	2,316,199	905,764	697,252	203,885	1,988,025	1,261,197	7,372,322

(i)	From all of the Group’s revenues corresponding to urban properties and investment business, Ps. 2,072 million is originated in Argentina and Ps. 84 million in United States.
(ii)
From all of the Group’s assets included in urban properties and investment business, Ps. 5,273 million is located in Argentina and Ps. 2,099 million in other countries, principally in United States for Ps. 1,988 million.

(iii)	See Note 44 for details.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

	June 30, 2013
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operation and others	Total Urban Properties and Investments
Revenues (i)	1,103,044	217,171	141,996	225,836	38,998	1,203	1,728,248
Costs	(245,528)	(46,975)	(106,558)	(169,071)	(31,587)	(1,517)	(601,236)
Gross Profit / (Loss)	857,516	170,196	35,438	56,765	7,411	(314)	1,127,012
Gain from disposal of investment properties	-	-	177,999	-	-	-	177,999
General and administrative expenses	(67,597)	(34,984)	(32,901)	(49,883)	(13,158)	(250)	(198,773)
Selling expenses	(58,907)	(11,360)	(16,456)	(28,919)	-	(1,588)	(117,230)
Other operating results, net	(45,020)	(247)	6,342	(369)	135,082	(3,363)	92,425
Profit / (Loss) from Operations	685,992	123,605	170,422	(22,406)	129,335	(5,515)	1,081,433
Share of profit / (loss) of associates and joint ventures	-	(2,514)	1,569	83	(82,552)	62,550	(20,864)
Segment Profit / (Loss)	685,992	121,091	171,991	(22,323)	46,783	57,035	1,060,569

Investment properties	2,249,180	857,782	447,363	-	744,587	8,072	4,306,984
Property, plant and equipment	17,385	29,830	3,972	180,348	199	-	231,734
Trading properties	1,484	106	128,087	-	-	-	129,677
Goodwill	8,582	11,661	4,540	-	51,069	-	75,852
Units to be received under barters	-	-	93,225	-	-	-	93,225
Inventories	10,003	-	463	5,962	-	-	16,428
Investments in associates and joint ventures	-	23,385	32,759	21,339	802	1,076,545	1,154,830
Total segment assets (ii)	2,286,634	922,764	710,409	207,649	796,657	1,084,617	6,008,730

(i)	From all of the Group’s revenues corresponding to urban properties and investment business, Ps. 1,689 million is originated in Argentina and Ps. 39 million in United States, respectively.
(ii)
From all of the Group’s assets included in the urban properties and investment business, Ps. 5,131 million is located in Argentina and Ps. 877 million in other countries, principally in United States for Ps. 797 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

The shopping center properties of the Group are all located in Argentina, the country of domicile of the Group. Substantially, offices and other rental properties of the Group are located in Argentina. Properties of the Group located in the United States, are disclosed in column "International". Hotels of the Group are located in Argentina and the United States. The trading properties of the Group are also located in Argentina and Uruguay.

During the fiscal years ended as of June 30, 2015, 2014 and 2013, the “Office and other rental properties” segment revenues include Ps. 52,693, Ps. 44,067 and Ps. 34,229, which represent 16% of the segment total revenues in the three fiscal years and correspond to a particular tenant.

In the last quarter of the fiscal year, the Group has changed the presentation of the income statement which is reviewed by the CODM for purposes of assigning resources and assessing performance for the fiscal year for a better alignment with the current business vision and the metrics used to such end. These amendments affected the shopping centers and office segments. The information examined by the CODM does not include the amounts pertaining to income from building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) from the income statement, and so does it exclude total recovered costs, as they are not analyzed to assess the operating performance of the segment. The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses). These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income. The amounts corresponding to prior fiscal years have been retroactively adjusted to reflect these changes in segment information.

In addition, in the last quarter of the fiscal year, the Group has modified how it presents the gain/loss on the sale of investment property in segment information, which is revised by CODM. The information revised by CODM includes the gain/loss on the sale of investment properties within sales and development segment, regardless of the segment where the property would have been originally located. These modifications affected the segments of sales and development and international. Considering that in the comparative periods presented there were not sales of investment properties in the international segment, it was not necessary to retroactively adjust the amounts pertaining to prior fiscal years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

The CODM regularly reviews the following categories of assets: investment properties; property, plant and equipment; trading properties; goodwill; rights to receive future units under barter agreements; inventories; biological assets; investments in associates; and the investment in the Entertainment Holding S.A. joint venture. The aggregate of these assets are disclosed in these financial statements as “operating segment assets”. The measurement principles for the operating segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Group’s share of assets of the joint ventures Cresca S.A., CYRSA S.A., Nuevo Puerto Santa Fe S.A., Puerto Retiro S.A., Baicom Networks S.A., and Quality Invest S.A., which are all reported to the CODM under the proportionate consolidation method. Under this method, each of the operating segment assets reported to the CODM includes the proportionate share of the Group in the same operating assets of these joint ventures. As an example, the investment properties amount reported to the CODM includes (i) the investment property balance as per the statement of financial position plus (ii) the Group’s share of the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all other of the joint ventures’ net assets in the single line item titled “Investments in associates and joint ventures” in the statement of financial position.

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxes. The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated Financial Statements, except for the Group’s share of profit or loss of joint ventures.

At the time of assessing the performance of business segments and deciding upon the allocation of resources, the Executive Committee uses information on operating income assets and liabilities of each such segment In the Consolidated Financial Statements, the transactions and balances between related parties which may affect more than one segment are eliminated.

Goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

	June 30, 2015
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Expenses and collective promotion fund	Total Income Statements
Revenues	4,908,072	(53,473)	(90,002)	887,208	5,651,805
Costs	(4,019,142)	62,335	88,375	(901,283)	(4,769,715)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,347,447	(23,295)	-	-	1,324,152
Changes in the net realizable value of agricultural produce after harvest	(34,471)	-	-	-	(34,471)
Gross Profit / (Loss)	2,201,906	(14,433)	(1,627)	(14,075)	2,171,771
Gain from disposal of investment properties	1,150,230	-	-	-	1,150,230
Gain from disposal of farmlands	569,521	(19,059)	-	-	550,462
General and administrative expenses	(624,595)	4,173	2,602	-	(617,820)
Selling expenses	(480,696)	6,217	321	-	(474,158)
Other operating results, net	10,556	2,949	(1,296)	-	12,209
Profit from Operations before share of Profit / (Loss) of Associates and Joint Ventures	2,826,922	(20,153)	-	(14,075)	2,792,694
Share of profit / (loss) of associates and joint ventures	(1,035,410)	10,438	-	-	(1,024,972)
Profit from operations before Financing and Taxes	1,791,512	(9,715)	-	(14,075)	1,767,722

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

	June 30, 2014
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Expenses and collective promotion fund	Total Income Statements
Revenues	3,967,868	(62,085)	(38,074)	736,302	4,604,011
Costs	(3,266,251)	58,857	36,505	(743,703)	(3,914,592)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,172,739	(20,086)	-	-	1,152,653
Changes in the net realizable value of agricultural produce after harvest	(17,447)	-	-	-	(17,447)
Gross Profit / (Loss)	1,856,909	(23,314)	(1,569)	(7,401)	1,824,625
Gain from disposal of investment properties	230,918	-	-	-	230,918
Gain from disposal of farmlands	91,356	-	-	-	91,356
General and administrative expenses	(539,696)	3,423	2,334	-	(533,939)
Selling expenses	(359,041)	5,949	366	-	(352,726)
Other operating results, net	(77,462)	3,585	(1,131)	-	(75,008)
Profit / (Loss) from Operations before share of Profit / (Loss) of Associates and Joint Ventures	1,202,984	(10,357)	-	(7,401)	1,185,226
Share of (loss) / profit of associates and joint ventures	(425,287)	16,636	-	-	(408,651)
Profit / (Loss) from operations before Financing and Taxes	777,697	6,279	-	(7,401)	776,575

	June 30, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Expenses and collective promotion fund	Total Income Statements
Revenues	3,083,678	(137,889)	(11,528)	594,290	3,528,551
Costs	(2,647,015)	116,004	10,296	(599,780)	(3,120,495)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	888,493	(1,749)	-	-	886,744
Changes in the net realizable value of agricultural produce after harvest	11,756	-	-	-	11,756
Gross Profit / (Loss)	1,336,912	(23,634)	(1,232)	(5,490)	1,306,556
Gain from disposal of investment properties	177,999	-	-	-	177,999
Gain from disposal of farmlands	149,584	-	-	-	149,584
General and administrative expenses	(352,448)	4,291	1,774	-	(346,383)
Selling expenses	(291,206)	11,631	112	-	(279,463)
Other operating results, net	95,770	2,952	(654)	-	98,068
Profit / (Loss) from Operations before share of Profit / (Loss) of Associates and Joint Ventures	1,116,611	(4,760)	-	(5,490)	1,106,361
Share of (loss) / profit of associates and joint ventures	(11,673)	1,855	-	-	(9,818)
Profit / (Loss) from operations before Financing and Taxes	1,104,938	(2,905)	-	(5,490)	1,096,543

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

The following tables present a reconciliation between total segment assets as per segment information and total assets as per the statement of financial position. Adjustments are mainly related to the filing of certain classes of assets in segment information and to the proportional consolidation of joint ventures mentioned previously.

	June 30, 2015	June 30, 2014	June 30, 2013
Total Operating Assets as per Segment Information	9,686,553	10,972,702	8,388,732
Less:
Proportionate share in reportable assets per segment of certain joint ventures (*)	(478,107)	(442,360)	(256,962)
Plus:
Investments in joint ventures (**)	357,673	372,034	300,809
Other non-reportable assets	5,709,324	4,881,312	3,978,146
Total Consolidated Assets as per Statement of financial position	15,275,443	15,783,688	12,410,725

(*) The following amounts related to the proportionate share of operating segment assets of certain of The Group´s joint ventures are reported as part of the total operating segment assets by segment:

	June 30, 2015	June 30, 2014	June 30, 2013
Investment properties	95,888	137,253	160,900
Property, plant and equipment	358,193	272,982	65,700
Trading properties	3,130	5,908	20,160
Goodwill	5,223	5,235	5,238
Biological assets	7,970	10,899	1,902
Inventories	7,703	10,083	3,062
Total proportionate share in assets per segment of joint ventures	478,107	442,360	256,962

(**)	Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

IRSA CP

Distrito Arcos

Injunction order:

In December 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits in the context of two legal proceedings, where a final decision has been rendered for the company.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which so far has not rendered a decision.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

Nowadays, the Shopping Center Distrito Arcos is open to the public and operating normally.

Concession Status:

The National State issued Executive Order 1723/2012 whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, we have notified in the file of proceedings of the corresponding Resolution 170/2014 revoking the Contract for Reformulation of the Concession of Rights of use and Development N° AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE as per its Spanish acronym).

It should further be pointed out that such measure:

(i) has not been adopted due to non-compliance of our controlled company;

(ii) to date has not involved the interruption of the commercial development or operation of the shopping center, which continues to operate under normal conditions;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative remedies (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled.

Furthermore, it has started a so-called “juicio de consignación”, that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been unduly revoked.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

Rigby

Rigby has received a statement of proposed audit changes from New York State relating to New York State Real Property Transfer Tax concerning a transfer of shareholdings between shareholders in November 2012 in the amount of US$ 0.4 million including penalties and interes of US$ 0.1 millon. In addition, Rigby has been contacted by New York City regarding a potential adjustment for New York City Real Property Transfer Tax. However, Rigby has not received an assessment from the New York City Deparment of Finance, so it is not clear the nature of the New York City inquiry. IRSA International and Cam Communications II LP (members of Rigby) would be jointly liable under law. Under the agreements in place, however, Rigby might also be liable due to the indemnity granted to Rigby Madison. Rigby had sufficient grounds to believe that it would be resolved in its favor, therefore, no provision had been made in the financial statement for any liabilities that could have aroused. On September 8th, 2015 Rigby has been notified of a favorable resolution by New York State.

Sociedad Anónima Carnes Pampeanas S.A.

As of June 30, 2015, the working capital and shareholders’ equity of Carnes Pampeanas were negative, and they were included in the presumption established in section N° 94 (subsection 5) and section N° 206 of Act N° 19,550. Shareholders agreed to make the capital contributions necessary to meet the Company’s liabilities, clean up the balance sheet and absorb accumulated losses, as described in Note 45.

Information on subsidiaries with material non-controlling interests

As mentioned in Note 2.3.a), the following non-controlling interest are considered significant to the Group:

	Equity attributable to non-controlling interest (in millions)
Subsidiary	June 30, 2015	June 30, 2014
IRSA	1,061.5	1,254.3
Brasilagro	1,256.8	1,225.0

The non-controlling interest for the remaining subsidiaries aggregate Ps. 11.7 million and Ps. 9.6 million as of June 30, 2015 and 2014, respectively. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

Set out below is the summarized financial information for the subsidiaries that have non-controlling interests that are considered material to the Group:

Summarized statements of financial position

	IRSA		Brasilagro
	06.30.15	06.30.14	06.30.15	06.30.14
Assets
Non-current assets	7,725,053	6,851,085	1,545,596	2,049,257
Current assets	1,904,320	2,959,021	1,319,751	879,255
Total assets	9,629,373	9,810,106	2,865,347	2,928,512
Liabilities
Non-current liabilities	4,683,493	4,834,086	183,160	239,790
Current liabilities	2,687,522	2,419,424	595,441	655,174
Total liabilities	7,371,015	7,253,510	778,601	894,964
Net assets	2,258,358	2,556,596	2,086,746	2,033,548

Summarized income statements and statements of comprehensive income

	IRSA			Brasilagro
	June 30, 2015	June 30, 2014	June 30, 2013	June 30, 2015	June 30, 2014	June 30, 2013

hjyyRevenues	3,402,629	2,845,176	2,187,180	553,966	415,022	453,191
Profit / (loss) before income tax	558,335	(895,884)	430,055	573,834	(103,791)	56,506
Income tax	(488,266)	64,267	(132,847)	(31,737)	54,518	9,044
Profit / (loss) for the year	70,069	(831,617)	297,208	542,097	(49,273)	65,550
Other comprehensive (loss) / income	(108,097)	442,844	56,799	-	-	335,625
Total comprehensive income	(38,028)	(388,773)	354,007	542,097	(49,273)	401,175
Profit / (loss) attributable to non-controlling interest	127,429	49,559	66,081	-	-	-
Dividends paid to non-controlling interest	-	88,110	62,190	-	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

Summarized cash flows

	IRSA			Brasilagro
	June 30, 2015	June 30, 2014	June 30, 2013	June 30, 2015	June 30, 2014	June 30, 2013
Cash flow from operating activities
Net cash generated from (used in) operating activities	833,888	1,021,979	863,373	(48,890)	67,243	(209,447)
Cash flow from investing activities
Net cash used in (generated from) investing activities	261,333	(917,120)	(45,892)	39,134	(34,078)	243,280
Cash flow from financing activities
Net cash (generated from) used in financing activities	(1,389,685)	(596,767)	(306,268)	(66,513)	4,947	5,225
Net (Decrease) Increase in cash and cash equivalents	(294,464)	(491,908)	511,213	(76,269)	38,112	39,058
Cash and cash equivalents at beginning of year	609,907	796,902	259,169	320,349	197,113	151,063
Foreign exchange gain on cash and cash equivalents	59,737	304,913	26,520	(22,513)	85,124	6,992
Cash and cash equivalents at end of year	375,180	609,907	796,902	221,567	320,349	197,113

The information above is the corresponding to balances and transactions before inter-company eliminations.

8.	Interests in joint ventures

General information

The accounting policy used by the Group to value its interest in joint ventures, materiality criteria and other relevant information concerning these investments are described in Note 2.3 (e).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

The table below lists the Group’s investments and the values of interests in joint ventures for the fiscal years ended June 30, 2015, 2014 and 2013:

					Value of Group's interest in equity		Group's interest in comprehensive income			% of ownership interest
					June 30,		June 30,			June 30,			Last financial statement issued
Name of the entity	Place of business / Country of incorporation	Main activity	Nature of the relationship	Common shares 1 vote	2015	2014	2015	2014	2013	2015	2014	2013	Share capital (nominal value)	Income (loss) for the year	Shareholders’ Equity
Quality Invest S.A. (1)	Argentina	Real Estate	(2)	70,314,342	74,485	65,927	2,055	1,181	(3,056)	50%	50%	50%	140,629	4,129	146,932
Nuevo Puerto Santa Fe S.A.	Argentina	Commercial real estate	(3)	138,750	28,803	26,869	4,559	4,874	2,729	50%	50%	50%	27,750	9,468	47,351
Canteras Natal Crespo S.A.	Argentina	Real Estate	(4)	-	-	-	-	-	(870)	-	-	-	-	-	-
Cyrsa S.A. (1)	Argentina	Real Estate	(5)	119,608,531	17,655	154,982	4,522	22,602	15,898	50%	50%	50%	239,217	14,306	35,064
Puerto Retiro S.A. (1)	Argentina	Real Estate	(6)	23,067,250	57,696	56,809	(881)	(1,828)	(1,434)	50%	50%	50%	46,135	(1,763)	33,073
Baicom Networks S.A.	Argentina	Real Estate	(7)	4,701,455	2,850	3,566	(714)	(475)	(580)	50%	50%	50%	9,403	(1,431)	5,148
Cresca S.A. (1)	Paraguay	Agricultural	(10)	138,154	176,184	63,881	25,212	1,997	(7,978)	50%	50%	50%	67,979	(2,051)	185,095
Entertainment Holdings S.A.	Argentina	Investment	(8)	22,395,574	20,736	23,268	(2,632)	(838)	(2,516)	50%	50%	50%	44,791	1,187	41,348
Entretenimiento Universal S.A.	Argentina	Event organization and others	(9)	300	10	(59)	80	(47)	-	50%	50%	-	12	2,457	764
					378,419	395,243	32,201	27,466	2,193

(1)	It is deemed material to the Group.
(2)
Quality Invest S.A. (“Quality”) is a joint venture between the Group and Efesul S.A. and is a company engaged in the operation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.).

(3)
Nuevo Puerto Santa Fe S.A. (“NPSF”) is a joint venture of the Group and Grainco S.A, Argentina society. Investment in NPSF includes the right to use and operate a shopping center in the port of the city of Santa Fe, Province of Santa Fe (“La Ribera Shopping”). (Note 3).

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

(6)	Puerto Retiro S.A. ("Puerto Retiro") is a joint venture of the Group and Havord Corporation N.V. Puerto Retiro owns a land reserve.
(7)	Baicom Networks S.A. (“Baicom”) is a joint venture between the Group and Héctor Masoero, Octopus S.A. and Rafael Garfunkel. Baicom owns a land reserve.
(8)
Entertainment Holdings S.A. is an investment company which principal assets is an indirect interest of 25% in La Rural S.A. (“LRSA”), engaged in the operation of the exhibition grounds in Buenos Aires. See Note 3.

(9)	Entretenimiento Universal S.A. is a company engaged in event organization, shows and food services. See Note 3.
(10)	Cresca S.A. is a joint venture between the Company and Carlos Casado S.A. with agriculture operations in Paraguay.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

The shares in these joint ventures are not publicly traded, so they have no listed market price available.

Changes in the Group’s investments in joint ventures for the year ended June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014
Beginning of the year	395,243	324,194
Capital contribution	95,449	43,583
Capital reduction (iii)	(110,860)	-
Cash dividends (i)	(33,614)	-
Share of profit / (loss)	5,356	15,742
Exchange differences	26,845	11,724
End of the year (ii)	378,419	395,243

(i)	During the year ended June 30, 2015, the Group cashed dividends from Cyrsa S.A. for an amount of Ps. 31.0 million and from Nuevo Puerto Santa Fe S.A. for an amount of Ps. 2.6 million.
(ii)	Includes a balance of Ps. (59) reflecting investments in companies with negative equity as of June 30, 2014 which is included in “Provisions” (see Note 24).
(iii)	During the year ended June 30, 2015, Cyrsa S.A. carried out a distribution to IRSA due to capital reduction in the amount of Ps. 110.9 million.

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

Quality Invest

In March 2011, Quality subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”) located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. The purchase price was agreed on USD 33.0 million. At the same time, Quality subscribed a lease agreement with Nobleza, by means of which Nobleza will rent the property for a maximum term of 3 years. On March 2, 2015, an Agreement Letter has been signed for the completion of lease agreement and restitution of San Martín plant. On April 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation to serve notice and consequently, therefore, on February 23, 2012 local Form F1 was filed, which as of the date of these consolidated financial statements is still in process.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

As authorized by the relevant Ordinance, on January 20, 2015 Quality Invest S.A. entered into an Urbanization Agreement with the Municipality of San Martín which governs several regulatory aspects and sets forth a binding assignment of meters in exchange for cash contributions subject to formalization of certain administrative milestones included in the rezoning process. The Agreement contemplates a monetary compensation to the City Council totaling Ps. 40.0 million, payable in two installments of Ps. 20.0 million each. The first of such installments was actually paid on June 30, 2015, while the second, will be paid within 60 days after the registration of the plan of subdivision parcel in the Department of Geodesy of the Province of Buenos Aires.

Entertainment Holdings S.A.

As noted in Note 3, IRSA CP acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes and as a consequence IRSA CP holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio Ferial de Buenos Aires.

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

Neither has IRSA CP been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/2012 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by IRSA CP of an equity interest in EHSA. However, if the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91 could have a real impact on acquired assets. In this scenario, the judicial decision may  render the purchase of the Plot of Land by SRA null and void , and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 Sociedad Rural Argentina vs. National State – Executive Power on Declaratory Action, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

On June 2, 2015 the Sociedad Rural Argentina filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While a decision on the appeal filed with the Court of Appeals is pending, the motion to lift the injunction filed by the National State will have no effect.

The Court of Appeals may sustain the ruling that has been appealed and then lift the injunction requested by Sociedad Rural Argentina or else revoke the ruling that was appealed and sustain the injunction until a final decision has been rendered.

Notwithstanding the above, to the date we are not aware of any judicial measure petitioned by the owner of the Plot of Land and/or the National Government, or the corresponding appeals or rulings, may have affected the actual use of the Plot of Land.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, different to the mentioned above.

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro. At the request of plaintiff, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land.

Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company in 1991. Tandanor is mainly engaged in ship repairs, which activity was carried out in premises with a surface of 19 hectares located near La Boca and where Syncrolift is currently installed.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro.

The evidence steps of the legal procedures have been completed. Puerto Retiro appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

Notice has been served upon the commercial court that the criminal cause of action was declared extinguished by operation of the statutes of limitation and that the accused were acquitted. However, this ruling was revoked by the Criminal Cassation Court; an extraordinary remedy was filed, which was denied. Then a grievance remedy was filed with the Argentine Supreme Court, which has not yet decided on the dispute.

The Management and legal advisors of Puerto Retiro estimate that there are legal and technical arguments sufficient to consider that the request for bankruptcy will be denied by the court. However, given the current status of the case, we cannot predict its outcome.

In addition, Tandanor filed a civil action against Puerto Retiro and other accused parties in the criminal case for violation of section 174 subsection 5, under section 173 subsection 7 of Criminal Code. The claim expects that upon invalidation of executive order that approved the bid of Dársena Norte plot of land, Tandanor be reimbursed any other sum of money that it claims to have lost due to the alleged fraudulent purchase-sale transaction of the real property disputed in the case.

Puerto Retiro filed an answer to the complaint in due course in relation to the civil action, and filed some affirmative defenses.  Tandanor requested the intervention of the National State as third party in the proceedings, which was admitted by the Court. In March 2015 both the National State and the plaintiffs answered the motion for affirmative defenses filed by the defendant. To date, no decision has been made regarding such defenses. Until the court rules on the admissibility of such affirmative defenses, we cannot predict the outcome; yet, there are some technical legal arguments that support the company’s position.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

Information about significant joint ventures

Set out below is the summarized financial information for each joint venture of the Group, which is considered material as of June 30, 2015 and 2014:

Summarized statements of financial position

	June 30, 2015
	Cresca	Cyrsa	Puerto Retiro	Quality Invest S.A.	Total
Assets
Total non-current assets	543,570	42,512	45,941	150,042	782,065
Current
Cash and cash equivalents	1,380	4,506	-	1	5,887
Other current assets	69,204	12,941	597	4,476	87,218
Total current assets	70,584	17,447	597	4,477	93,105
Total assets	614,154	59,959	46,538	154,519	875,170
Liabilities
Non-current
Financial liabilities (i)	187,675	1,104	9,133	1,195	199,107
Other liabilities	17,281	-	126	368	17,775
Total non-current liabilities	204,956	1,104	9,259	1,563	216,882
Current
Financial liabilities (i)	35,887	1,529	3,823	2,045	43,284
Other liabilities	18,166	22,262	383	3,978	44,789
Total current liabilities	54,053	23,791	4,206	6,023	88,073
Total liabilities	259,009	24,895	13,465	7,586	304,955
Net assets	355,145	35,064	33,073	146,933	570,215

	June 30, 2014
	Cresca	Cyrsa	Puerto Retiro	Quality Invest S.A.	Total
Assets
Total non-current assets	204,877	286,950	45,484	132,806	670,117
Current
Cash and cash equivalents	3,183	4,144	-	1,572	8,899
Other current assets	151,295	44,814	215	902	197,226
Total current assets	154,478	48,958	215	2,474	206,125
Total assets	359,355	335,908	45,699	135,280	876,242
Liabilities
Non-current
Financial liabilities (i)	188,771	-	9,006	1,378	199,155
Other liabilities	20,799	-	78	299	21,176
Total non-current liabilities	209,570	-	9,084	1,677	220,331
Current
Financial liabilities (i)	18,705	-	4,655	63	23,423
Other liabilities	543	31,449	662	3,737	36,391
Total current liabilities	19,248	31,449	5,317	3,800	59,814
Total liabilities	228,818	31,449	14,401	5,477	280,145
Net assets	130,537	304,459	31,298	129,803	596,097
(i)	Excluding trade and other payables and provisions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

Summarized statement of comprehensive income

	Cresca		Cyrsa		Puerto Retiro		Quality Invest S.A.		Total
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenues	52,249	42,879	10,806	46,185	2,199	52	15,920	16,476	81,174	105,592
Interest income	6,806	-	25,052	66,290	63	134	283	178	32,204	66,602
Income tax	(4,108)	(3,786)	(9,829)	(25,275)	(34)	(187)	182	1,796	(13,789)	(27,452)
(Loss) / Profit for the year	(3,244)	(19,266)	14,306	45,206	(1,763)	(3,657)	4,129	2,383	13,428	24,666
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-		-
Total comprehensive (loss) / income for the year	(3,244)	(19,266)	14,306	45,206	(1,763)	(3,657)	4,129	2,383	13,428	24,666
Dividends received	-	-	30,990	-	-	-	-	-	30,990	-

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

Reconciliation of the summarized financial information presented with regard to the carrying amount of the Group’s interest in material joint ventures is as follows:

	Cresca		Cyrsa		Puerto Retiro		Quality Invest S.A.		Total
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net assets at beginning of the year	130,559	43,288	304,459	259,253	31,298	31,393	129,803	126,420	596,119	460,354
(Loss) / Profit for the year	(1,622)	(19,266)	14,306	45,206	(1,763)	(3,657)	4,129	2,383	15,050	24,666
Capital reduction	-	-	(221,721)	-	-	-	-	-	(221,721)	-
Release of reserves	-	-	(15,335)	-	-	-	-	-	(15,335)	-
Dividend distribution	-	-	(46,645)	-	-	-	-	-	(46,645)	-
Loss absorption	-	-	-	-	3,538	-	-	-	3,538	-
Exchange gain	52,048	26,013	-	-	-	-	-	-	52,048	26,013
Irrevocable contributions	174,160	80,502	-	-	-	3,562	13,001	1,000	187,161	85,064
Net assets at end of the year	355,145	130,537	35,064	304,459	33,073	31,298	146,933	129,803	570,215	596,097
Ownership interest	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Investments in joint ventures	177,573	65,270	17,532	152,229	16,537	15,649	73,467	64,902	285,109	298,050
Fair value adjustment on acquisition of joint venture	(1,389)	(1,389)	123	2,753	41,159	41,160	1,018	1,025	40,911	43,549
Closing net book amount	176,184	63,881	17,655	154,982	57,696	56,809	74,485	65,927	326,020	341,599

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates

General information

The accounting policy used by the Group to value its interest in associates, materiality criteria and other relevant information concerning these investments are described in Note 2.3 (d).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

The table below lists the Group’s investments and the values of interests in associates for the fiscal years ended June 30, 2015 and 2014:

					Value of Group's interest in equity		Group's interest in comprehensive income			% of ownership interest
					June 30,		June 30,			June 30,			Last financial statement issued
Name of the entity	Place of business / Country of incorporation	Main activity	Nature of the relationship	Common shares 1 vote	2015	2014	2015	2014	2013	2015	2014	2013	Share capital (nominal value)	Income / (Loss) for the year	Shareholders’ Equity
Tarshop	Argentina	Consumer financing	(1)	26,759,288	32,401	18,861	(8,476)	(16,348)	2,601	20%	20%	20%	243,796	(46,377)	181,271
New Lipstick LLC	United States	Real State	(2)	N/A	(344,627)	(176,923)	(169,226)	(154,499)	(88,706)	49.73%	49.80%	49.87%	-	(*) (33,111)	(*) (105,449)
Rigby	United States	Real State	(3)	N/A	-	-	-	-	4,414	-	-	-	-	-	-
Lipstick Management LLC	United States	Management company	(4)	N/A	2,827	1,739	1,020	900	447	49%	49%	49%	-	(*) (188)	(*) (630)
Manibil S.A.	Argentina	Real Estate	(6)	30,397,880	46,556	38,289	918	6,369	2,329	49%	49%	49%	77,037	1,871	94,992
Banco de Crédito & Securitización S.A.	Argentina	Financing	(7)	3,984,375	15,814	13,610	2,205	3,709	1,198	6.38%	6.38%	6.38%	62,500	34,587	248,070
Banco Hipotecario S.A.	Argentina	Financing		446,515,208	1,356,242	1,210,168	144,750	187,865	58,744	29.99%	29.77%	29.77%	1,500,000	465,157	4,397,569
Bitania 26 S.A	Argentina	Real Estate	(8)	-	-	22,129	1,254	789	84	-	49%	49%	-	-	-
Agro-Uranga S.A.	Argentina	Agricultural	(9)	893,069	30,550	34,418	846	11,036	8,117	35.72%	35.72%	35.72%	8,512	2,425	54,226
Agromanagers S.A.	Argentina	Investment	(10)	981,029	2,793	2,808	-	443	476	46.84%	46.84%	46.84%	2,094	-	4,262
Condor Hospitality Trust	United States	Hotel	(11)	1,261,723	(18,304)	31,577	(49,881)	15,517	-	26.91%	26.91%	-	-	-	4,262
IDB Development Corporation Ltd.	Israel	Investment	(12)	324,445,664	907,083	595,342	(918,365)	(507,363)	-	48.90%	26.65%	-	-	-	-
Avenida Inc. S.A.	United States	Investment	(13)	-	-	11,096	19,388	(1,944)	-	-	24.79%	-	-	-	-
					2,031,335	1,803,114	(975,567)	(453,526)	(10,296)
(1)	Tarshop S.A. (“Tarshop”) is primarily engaged in credit card and loan origination activities.
(2)	New Lipstick LLC (“New Lipstick”) net equity comprises a rental office building in New York City known as the “Lipstick Building” with related debt.
(3)
Rigby 183 LLC (“Rigby”) owns a rental office building located at 183 Madison Avenue, New York, NY. Since December 31, 2012, Rigby began to be reported on a consolidated basis and ceased to be an associate. The building is classified as held for sale as of June 30, 2014. See Note 44.

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

(8)	The main asset of Bitania 26 S.A. (“Bitania”) is a hotel located in the City of Rosario known as Esplendor Savoy Rosario.
(9)	Agrouranga S.A. (“Agro-Uranga”) is engaged in agricultural activities.
(10)	The main asset of Agromanagers S.A. (“Agromanagers”) consists of a shareholding in Brasilagro.
(11)	Condor Hospitality Trust Inc. is an investment Company engaged in hotels in United States. (See Note 3).
(12)
The Group acquired IDB on May 7, 2014. IDBD is one of the Israeli biggest and most diversified investment groups. The Group has valued its interest in IDBD at fair value through profit or loss according to an exemption under IAS 28. See Notes 2.3 (d) and 3 for further information. Since interest in IDBD is valued at fair value, participation in financial statements and other comprehensive income statements of IDBD is not shown in the table above.

(13)
Avenida Inc. is principally engaged in investing activities. As of June 30, 2015, holds 100% of Avenida Compras S.A., a Company engaged in e-commerce activity. As of June 30, 2015, the Group no longer has significant influence in the company (see Note 3).

(*)	The amounts are presented in thousands of US dollars.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

Group's interest in IDBD is carried at fair value. The remaining material associates are private companies and there is no quoted market price available for their shares.

Changes in the Group’s investment in associates for the years ended June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014
Beginning of the year	1,803,114	1,123,577
Acquisition of associates	1,254,306	1,131,806
Capital contribution	30,937	16,716
Share in (losses) / profit	(29,328)	92,568
Exchange differences	54,761	(29,133)
Disposal of associates	(33,769)	-
Reclassification to financial instruments	(30,089)	-
Cash dividends (i)	(17,597)	(15,459)
Unrealized loss from investments at fair value	(1,001,000)	(516,961)
End of the year (ii)	2,031,335	1,803,114

(i)
As of June 30, 2015, the Group cashed dividends from Agro-Uranga S.A. and BHSA in the amount of Ps. 4.7 million and Ps. 12.9 million, respectively. During the fiscal year 2014, the Group cash dividends from Agro-Uranga S.A., Manibil S.A. and BHSA in the amount of Ps. 5.5 million, Ps. 9.2 million and Ps. 0.8 million, respectively.

(ii)
Includes a balance of Ps. (362,931) and Ps. (39,091) reflecting interests in companies with negative equity as of June 30, 2015 and 2014, respectively, which is reclassified to “Provisions” (see Note 24).

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

Tarshop S.A.

Over the past two fiscal years, the BCRA modified certain aspects of the regulatory framework carried out by Tarshop S.A. Based on these changes, our Associate is going through a business reformulation process.

In addition, during October 2014 Banco Hipotecario S.A and IRSA CP approved a gradual capitalization plan to be carried out by shareholders pro rata their holdings; the first tranche of such capitalization has already been made for a total amount of Ps. 110.0 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

Non-competition agreement for the sale of the equity interest

Due to the sale assignment and transfer of the 80% of the equity interest in Tarshop to BHSA, made during the fiscal year ended June 30, 2011, the Group committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop has a presence.

New Lipstick

New Lipstick has a pledge over the shares of its operating subsidiary Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan”). Metropolitan owns the building known as Lipstick Building in Manhattan.

IDBD

       Under the Agreement, Dolphin and ETH agreed to participate on a joint and several basis in the capital increases resolved by IDBD’s Board of Directors in order to carry out its business plan for 2014 and 2015, for at least NIS 300 million in 2014 and NIS 500 million in 2015. As of June 30, 2015, Dolphin has contributed NIS 668.6 million in aggregate and ETH has contributed NIS 203.5 million in IDBD. In this way, Dolphin has completed its committed contributions, while IDBD is claiming from ETH, and jointly and severally to Dolphin, to pay the balance committed by ETH for an aggregate of NIS 196.5 million (equivalent to approximately US$ 52.1 million at the exchange rate prevailing as of June 30, 2015).

Moreover, as part of the Arrangement, Dolphin and ETH committed jointly and severally to make Tender Offers for the purchase of IDBD’s shares for a total amount of NIS 512.09 million (equivalent to approximately US$ 135.7 million at the exchange rate prevailing as of June 30, 2015), as follows: (i) by December 31, 2015 at least NIS 249.8 million for a price per share of NIS7.798 (value as of June 30, 2015, subject to adjustment) and (ii) by December 31, 2016, for at least NIS 512.09 million, less the offer made in 2015, for a price per share of NIS 8.188 (value as of June 30, 2015, subject to adjustment). As security for the performance of the tender offers, a total of 34,130,119 shares in IDBD were pledged as of June 30, 2015. In addition, as of June 30, 2015, 49,695,135 shares, 23,950,072 Series 4 warrants, 22,752,569 Series 5 warrants and 20,357,561 Series 6 warrants of IDBD held by Dolphin were deposited in the same escrow account in which the pledged shares are deposited, and are expected to be transferred to an account which is not an escrow account. As of the date of issuance of these financial statements, the Tender Offer has not been consummated.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

On May 12, 2014, IDBD’s shares became listed on the TASE. Consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the TASE Regulations, which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date. Consequently, pursuant to the TASE´s regulations as of June 30, 2015 39,237,461 shares and 243,394 Series 3 warrants remained deposited as set forth above (including part of the pledged shares).

On December 29, 2014, Dolphin agreed to inject funds in IDBD, directly or through another company controlled by Eduardo S. Elsztain, for at least NIS 256 million and up to NIS 400 million, as follows: (i) NIS 256 million through the exercise of the New Rights arising from the Rights Offering by Dolphin; (ii) an additional investment (the “Additional Investment”) for an amount equivalent to (a) the Maximum Immediate Consideration (as such term is defined in note 3 to these financial statements), less (b) the amount received by IDBD under the Rights Offering, excluding the exercise of the new warrants, but in no case for an amount higher than NIS 144 million. The Additional Investment will be made by Dolphin or a vehicle controlled by Eduardo Sergio Elsztain exercising additional rights to be acquired by them or, if such rights are not acquired, by participating in another rights offering to be made by IDBD. On February 10, 2015, Dolphin subscribed a total of NIS 391.5 million, with a remaining contribution commitment of NIS 8.5 million.
In addition, as set forth in Note 3 to these financial statements, Dolphin committed to (i) exercise the Series 4 warrants for a total amount of NIS 150 million if so requested by IDBD’s Board of Directors within 6 to 12 months of the Rights Offering date; and (ii) exercise the remaining Series 4, 5 and 6 warrants received under the Rights Offering, subject to the satisfaction of two conditions simultaneously: (a) that IDBD and its lenders reach an agreement to amend certain covenants; and (b) that a control permit over Clal is given by the Capital Markets, Insurance and Savings Commissioner of Israel.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

    On May 6, 2015, Dolphin submitted to IDBD’s Board of Directors the following binding and irrevocable proposal. Following is a summary of the terms of the proposal:

        (i) Appointment of Eduardo Sergio Elsztain as single Chairmen of IDBD’s Board of Directors;
(ii)           Dolphin’s commitment (directly or through any vehicle controlled by Eduardo Sergio Elsztain) to accelerate its obligation to exercise the Series 4 warrants for NIS 150 million, and thus IDBD will have the possibility to require their exercise since May 20, 2015 instead of on July 19, 2015, provided that before May 20, 2015 (later it was clarified that this date would be no later than June 2, 2015) IDBD receives a written irrevocable commitment from the representatives of the bondholders to the effect that until July 20, 2015 they will not call a bondholders meeting (unless they are required to do so under the applicable laws) that includes in its agenda any of the following items:

(a) appointment of advisors (financial, legal or otherwise);
(b) appointment of a committee representing IDBD’s bondholders (as defined below);
(c) File legal actions against IDBD; and
(d) Request of an early or immediate payment of any indebtedness of IDBD.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

(iii) IDBD’s Board of Directors should set up a committee composed of two members of IDBD’s monitoring committee and two members of IDBD’s board appointed by Dolphin, which shall have the following duties, subject to the applicable law (later it was clarified that such committee shall not have the authority to make any decisions but rather only to make recommendations to the Board of Directors):

(a) Manage, discuss, negotiate and conclude negotiations with the representatives of IDBD’s bondholders regarding their requests;
(b) Negotiate with IDBD’s financial creditors a new set of covenants for IDBD’s financial indebtedness; and
(c) Devise a business and financial plan for IDBD.

(iv) Dolphin (directly or through any vehicle controlled by Eduardo Sergio Elsztain), promises to submit offers to purchase IDBD in the public phase of the public offering at an amount of up to NIS 100 million at a price per share which is no less than the opening price in the public phase of the public offering and, subject to the following conditions, inter alia:

(a) That IDBD makes a public offering of its shares under terms acceptable to the market and approved by IDBD’s Board of Directors, for an amount of at least NIS 100 million and not to exceed NIS 125 million, and that the offering is made between October 1, 2015 and November 15, 2015.

(b) The commitment assumed by Dolphin would automatically expire upon the occurrence of any of the following events before the day of the public auction under the public offering: (i) if any of IDBD’s creditors or any of the representatives of IDBD’s bondholders files legal actions against IDBD, including a request for early or immediate repayment or acceleration of any portion of IDBD’s debt; (ii) if a meeting of any of IDBD’s bondholders is called including in its agenda any of the matters set forth in paragraph (ii); (iii) if IDBD receives capital contributions for a total amount of NIS 100 million in any manner, whether through a rights offering, the exercise of warrants, a private or public placement, and if such contributions are made by Dolphin directly or through any vehicle controlled by Eduardo Sergio Elsztain (apart from the capital contributions creditable against the remaining NIS 8.5 million obligation under Dolphin’s irrevocable proposal dated December 29, 2014), or by any other individual or legal entity, or the investor public, and at any event when the aggregate amount of such capital contributions under paragraph 5 (d) (iii) of the proposal so submitted is lower than NIS 100 million, Dolphin’s commitment under Section 5 (iv. a) above would be reduced accordingly; or (iv) if a material adverse event or change occurs in IDBD or its control structure or in any of its material affiliates.

On May 7, IDBD’s Board of Directors approved the proposal and Eduardo Sergio Elsztain was appointed sole Chairman of IDBD’s Board of Directors.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

On June 3, 2015, pursuant to the original Dolphin proposal of December 29, 2014, as amended by paragraph (ii) of the proposal dated May 6, 2015, Dolphin exercised 44.2 million Series 4 warrants, while IFISA exercised the remaining Series 4 warrants required to complete the total NIS 150 million commitment. Therefore, the commitment was satisfied as of June 30, 2015.

On May 27, 2015, Dolphin submitted to the Arrangement Trustees an alternative proposal to the Tender Offers to be made (the “Tender Offer Alternative Proposal”) which mainly provided as follows:

     -       Replacement of the obligation to make Tender Offers in the market for a total of NIS 512 million pursuant to the Arrangement for Dolphin’s obligation to inject in IDBD NIS 512 million in two installments of NIS 256 million against the issuance of Bonds by the company.

  -       The NIS 512 million injected by Dolphin would be against IDBD Bonds for a principal amount of 512 million.

  -       Following the first injection of NIS 256 million, the shares currently pledged in favor of ETH would be assigned to Dolphin, plus 2.1 million additional shares in IDBD owned by ETH.

- After completion of the injection of NIS 512 million, all the shares to be acquired under the Tender Offer would be assigned to Dolphin. In addition, Dolphin would buy all shares and warrants of all remaining series of IDBD for a total amount of NIS 30 million and would inject NIS 20 million in IDBD against the issuance of Bonds for a principal amount of NIS 20 million in favor of the holders of the shares and warrants so purchased.

-       The bonds to be purchased by Dolphin would have the following features (the “Bonds”):

•       The principal amount would be repayable in six annual, equal installments, on December 15, 2022 through 2027.
•       They would have a dividend coupon attached, accruing interest at 4% per annum, payable on a yearly basis.
•       They would be indexed (principal amount and interest) according to the Israeli Price Index.
•       They would not be secured by any collateral and would not have any preference over IDBD’s existing bonds.

-       ETH would be able to participate on a joint and several basis in 50% of this Tender Offer Alternative Proposal.

The Tender Offer Alternative Proposal was rejected by the Arrangement Trustees and therefore, it is ineffective as of the date of these financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

On June 29, 2015, Dolphin submitted an irrevocable proposal to IDBD and DIC (the “Proposal to IDBD and DIC”) which offered that, subject to its approval by the Boards of Directors of both companies, DIC would start as soon as possible a rights offering for up to approximately NIS 500 million (“DIC’s Rights Offering”) (equivalent to US$ 132.5 million at the exchange rate prevailing as of June 30, 2015). Under DIC’s Rights Offering, each shareholder of DIC  would receive, for no consideration, DIC’s right units consisting of 4 series of warrants issued by DIC (which would be registered for trading in the TASE), each of which would be exercisable for one common share of DIC (“DIC’s Warrants”), with the following features:

-       DIC’s Warrants would be divided into 4 series, and the exercise price of each of such series would be approximately NIS 125 million, as follows:

•       The first series of warrants would be exercisable until December 21, 2015, for a price to be determined based on acceptable market conditions and after consultation with capital market experts, but in no case for a higher price than NIS 6.53 (“DIC’s 1 Warrants”).
•       The second series of warrants would be exercisable until December 21, 2016, for an exercise price equivalent to 110% of DIC’s 1 Warrants’ exercise price.
•       The third series of warrants would be exercisable until December 21, 2017, for an exercise price of: (i) 110% of DIC’s 1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 120% of DIC’s 1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2017.
•       The fourth series of warrants would be exercisable until December 21, 2018, for an exercise price of: (i) 110% of DIC’s 1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 130% of DIC’s 1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2018.

-       As part of DIC’s Rights Offering, IDBD would promise to exercise all DIC’s 1 Warrants issued in favor of IDBD, for a total amount of approximately NIS 92.5 million (“IDBD’s Investment Amount”) by December 21, 2015, provided that the following conditions have been satisfied as of such date:

•       IDBD should have the written consent of IDBD’s main lenders for IDBD to exercise DIC’s 1 Warrants issued in its favor under DIC’s Rights Offering.
•       IDBD should have conducted and completed a Rights Public Offering (as such term is defined below), under which it should have raised an amount of at least NIS 200 million.
•       IDBD should have received the written consent of its main lenders in order for any amount injected as capital in IDBD after the date of such proposal in excess of NIS 100 million and up to NIS 350 million, to be used at any time for injection from IDBD into DIC, through any capital injection method.
•       IDBD´s obligation expires upon the occurrence of any of the events which result in the expiration of Dolphin´s commitment pursuant to the proposal (as described below) or in case of a material adverse event or change occurs in IDBD or its control structure or in any of its material affiliates.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

      In turn, Dolphin proposes the following to IDBD:

-       IDBD’s public offering amount under Dolphin’s proposal dated May 6 would be increased by at least NIS 100 million and up to NIS 125 million (the “Rights Public Offering under the Proposal to IDBD and DIC”). In other words, the total amount would be increased from a minimum of NIS 100 million to a minimum of NIS 200 million, and the maximum amount would be increased from a maximum of NIS 125 million to a maximum of NIS 250 million (the “Total Increased Amount”).
-       Therefore, Dolphin’s obligation to participate in the Rights Public Offering under the Proposal to IDBD and DIC would be increased (compared to the proposal dated May 6, 2015) by an amount equal to the difference between the Total Increased Amount and the total amount of commitments received, always provided that such amount were not higher than NIS 200 million (the “Capital Contribution Amount”).
-       The approval of this proposal would constitute IDBD’s confirmation and approval that all of Dolphin’s commitments under this proposal would imply the full and complete settlement of its remaining obligations to inject NIS 8.5 million in IDBD, pursuant to Dolphin’s irrevocable proposal dated December 29, 2014 (provided however that Dolphin shall participate in an amount exceeding NIS 8.5 million).

-       The amount mention in section 5(d)(iii) of the May 6 proposal shall be NIS 200 million. Dolphin’s commitment would automatically expire upon the occurrence of any of the following events: (i) if any of DIC’s creditors or any of the trustees of DIC’s bonds filed any legal action against DIC, including a request for the early repayment or acceleration of any portion of DIC’s debt; and/or (ii) if any meeting of DIC’s bondholders included in its agenda any or many of the following matters: (a) appointment of advisers (financial, legal or otherwise); (b) appointment of a committee of representatives of DIC’s bondholders; (c) filing of any legal action against DIC; and/or (d) requests for early or immediate repayment of any portion of DIC’s debt, or any similar discussion.

The Proposal to IDBD and DIC was binding and irrevocable, and it was valid up to July 13, 2015 (later extended to July 16, 2015)and expired on such date if the Boards of Directors of IDBD and DIC did not accept it and approve it unconditionally (in this regard, see note on subsequent events). The Proposal to IDBD and DIC was approved by IDBD’s Board of Directors on July 16, 2015.

On July 9 and 16, 2015, Dolphin submitted clarifications on the Proposal to IDBD and DIC. For further information, see note on subsequent events in these financial statements.

9.	Interests in associates (Continued)

Class Action Claim

In June 2015, an application for the court to approve the commencement of a class action (the “Class Action”) was filed by four individuals who were among the creditors of IDBH that were entitled to participate in IDBH’s approved Arrangement and the Rights Offerings made in 2014 and 2015.

The Class action was filed before the applicable courts of Israel against IDBD, Dolphin, Eduardo Sergio Elsztain, ETH and Mordechay Ben Moshe (in their capacities as controlling shareholders of IDBD) and against the members of IDBD’s Board of Directors who were in office between 2014 and 2015. The amount of the claim is NIS 1,048 million (equivalent to US$ 277.6 million as of June 30, 2015).

As concerns the legal action, pursuant to the applicable laws the proceedings are divided into two stages: (i) the preliminary stage, in which the plaintiff pleads the court to allow the complaint as a class action; and (ii) the certification stage, in which the plaintiff shall prove by producing reasonable evidence that it satisfies the minimum requirements for the class action to qualify as such pursuant to the applicable laws. If such requirements are met and the case is admitted as a class action, the substantive proceedings will start.

At present, the Class Action is at the certification stage.

Pursuant to the applicable laws the defendants have a 90-day term to file its defense (such term does not include the period from July 21 to September 5, 2015, when the Israeli courts are on recess).

Based on the Israeli legal counsel, it is more likely than not that the Class Action will be dismissed against Dolphin.

In the application for Class Action, the plaintiffs argued that IDBD’s controlling shareholders and its Board of Directors acted in concert to frustrate the sale of Clal’s shares to JT Capital Fund (“JT”) and privileged their own interests, causing them material damages as under the terms of the Arrangement they would have been entitled to receive a larger payment had the above mentioned sale been consummated.

In addition, they sustain that the Rights Offerings made in 2014 and 2015 discriminated against the minority shareholders and were carried out without obtaining the required consents (given the personal interest of the controlling shareholders), resulting in the dilution of plaintiffs’ rights’ economic value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

BHSA

In accordance with the regulations of the “BCRA”, there are certain restrictions on the distribution of profits by BHSA.

As of June 30, 2015, BHSA has a remainder of 36.6 million Class C shares Ps. 1 par value received in 2009 as a result of certain financial transactions. The General Shareholders’ Meeting decided to allocate 35.1 million of such shares, to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining 1.5 million shares belong to third party holders of Stock Appreciation Rights, who had failed to produce the documentation required for redemption purposes. As of June 30, 2015, excluding said treasury stock, the Group’s interest in BHSA amounts to 29.99% (or to 30.74%, including said treasury stock).

Information about significant associates

Set out below are the summarized financial information for each associate considered to be material to the Group as of June 30, 2015 and 2014:

Summarized statements of financial position

	BHSA
	June 30, 2015	June 30, 2014
Assets
Total Non-current assets	10,233,808	8,794,304
Current
Cash and cash equivalents	3,312,594	3,111,615
Other assets	21,537,466	15,432,874
Total current assets	24,850,060	18,544,489
Total Assets	35,083,868	27,338,793
Liabilities
Non-current
Financial liabilities (i)	3,625,045	4,208,630
Other liabilities	100,132	(129,996)
Total non-current liabilities	3,725,177	4,078,634
Current
Financial liabilities (i)	25,775,030	18,140,073
Other liabilities	1,117,945	1,095,056
Total current liabilities	26,892,975	19,235,129
Total Liabilities	30,618,152	23,313,763
Net assets	4,465,716	4,025,030
Non-controlling interest	68,147	50,662
Net assets attributable to equity holders of the parent	4,397,569	3,974,368

(i)	Excluding trade and other payables and provisions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

Summarized statement of comprehensive income

	BHSA
	June 30, 2015	June 30, 2014
Revenues	4,499,581	3,046,657
Depreciation and amortization	(140,747)	(86,035)
Interest income	4,215,729	3,729,649
Interest expense	(2,785,449)	(2,059,377)
Allowances for doubtful accounts	(343,471)	(333,025)
Administrative expenses	(3,273,162)	(2,297,449)
Other expenses	(1,211,684)	(1,022,315)
Other earnings, net	(145,254)	(94,463)
Income tax expense	(354,828)	(301,273)
Profit for the year	460,715	582,369
Other comprehensive income	-	14,760
Total other comprehensive income for the year	460,715	597,129
Profit attributable to non-controlling interest	(4,303)	(9,760)
Dividends received	12,873	9,144

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

Reconciliation between the summarized financial information presented regarding the carrying amount of the Group’s interest in material associates is as follows:

	BHSA
	June 30, 2015	June 30, 2014
Net assets at beginning of the year	3,974,368	3,397,479
Profit for the year	465,018	592,129
Other comprehensive income	-	14,760
Dividend distribution	(41,817)	(30,000)
Net assets at end of the year	4,397,569	3,974,368
Ownership interest	30.74%	30.51%
Investment in associates	1,351,718	1,212,781
Goodwill	4,904	30,177
Fair value adjustment on acquisition of associate	5	(1,457)
Intergroup transactions	(385)	(31,333)
Net book amount at year-end	1,356,242	1,210,168

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

The fair value of the Group’s investment in BHSA was estimated based on the present value of future business cash flows. The premises used to calculate the fair value as of June 30, 2015 were the following:

- The Group considered the period 2016-2023 as horizon for the projection of BHSA cash flows. Cash flows were projected based on the business plan filed with BCRA, as indicated by Argentine applicable regulations. Cash flows assume an annual growth based on historic performance of bank, market research and peer information, among others. On the other hand, perpetuity was computed at decreasing rates over the first years after 2023, and is later stabilized in the long term.

- Projected cash flows include interest income resulting from the main source of income of BHSA, including income resulting from mortgage loans, personal loans, credit cards and corporate loans. In addition, cash flows include interest expenses related to client deposits, which volumes were determined based on current demand, percentage of market share and competition as of June 30, 2015. To estimate such projections, a financial model was used where the business plan abovementioned was the starting point.

- The “Private BADLAR” interest rate was projected based on internal data and information gathered from external consultants. The “Private BADLAR” is the average of interest rates paid by financial entities on term deposits of more than 1 million pesos, with maturities of 30 to 35 days. This rate is calculated daily by the BCRA based on a survey that includes interest rate data provided by the main banks and financial institutions in the City of Buenos Aires and Gran Buenos Aires (C.A.B.A. and G.B.A. as per their Spanish acronyms). The “Private BADLAR” is the most representative interest rate in the Argentine financial system.

- The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.

- Projected cash flows include the amortization of a revolving loan of BHSA.

- Projections consider capital requirements as per BCRA regulations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

- Projected cash flows are stated in Pesos in real terms, deflated pursuant to inflation projections estimated by BHSA.

-     The discount rate used to discount real dividend flows and calculate the fair value is 15.97%.

Based on the described premises, the Group estimated the fair value of its investment in BHSA as of June 30, 2015 to be Ps. 3,389.7 million.

IDBD

	IDBD (in millions of pesos)
	June 30, 2015	June 30, 2014
Assets
Non-current assets
Investments in associates	8,866	9,118
Other investments and derivative financial instruments	833	5,856
Property, plant and equipment	13,450	12,791
Investment properties	27,299	24,317
Intangible assets	11,419	12,580
Other non-current assets	3,068	3,375
Total Non-current assets	64,935	68,037
Current assets
Other investments and derivative financial instruments	5,251	8,354
Trade receivables	6,101	6,878
Cash and cash equivalents	8,375	10,829
Other current assets	10,617	5,762
Total current assets	30,344	31,823
Total assets	95,279	99,860
Liabilities
Non-current liabilities
Obligations	41,961	45,756
Bank loans and other financial liabilities	7,553	6,747
Financial instruments	7,274	8,072
Other non-current liabilities	4,896	4,767
Total Non-current Liabilities	61,684	65,342
Current Liabilities
Obligations	7,002	7,899
Bank loans and other financial liabilities	5,338	6,340
Trade and other payables	6,053	5,923
Other current liabilities	5,816	6,502
Total current liabilities	24,209	26,664
Total liabilities	85,893	92,006
Net assets	9,386	7,854
Non-controlling interest	8,526	8,643
Net assets of the parent	860	(789)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

	IDBD (in millions of pesos)
	June 30, 2015 (period of twelve months)	June 30, 2014 (period of six months)
Net cash generated by operating activities	2,909	3,346
Net cash generated by investing activities	1,389	4,228
Net cash used in financing activities	(4,505)	(11,805)
Net decrease in cash and cash equivalents	(207)	(4,231)

Net decrease in cash and cash equivalents from continuing operations	(207)	(6,935)
Net increase in cash and cash equivalents from discontinued operations	-	2,704
Net decrease in cash and cash equivalents	(207)	(4,231)

Cash and cash equivalents at beginning of the year	8,480	11,870
Foreign exchange gain on cash and cash equivalents	107	2,846
Changes in cash included in assets held for sale	(5)	344
Cash and cash equivalents at end of the year	8,375	10,829

	IDBD (in millions of pesos)
	June 30, 2015 (period of twelve months)	June 30, 2014 (period of six months)
Gross profit	7,316	9,564
Profit before income tax	945	1,013
Income tax	(232)	(592)
Profit from continuing operations	713	421
Profit from discontinued operations	-	144
Net income for the year	713	565
Other comprehensive (loss) / income	(562)	221
Total comprehensive income for the year	151	786
Profit attributable to non-controlling interest	140	833

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties

Changes in the Group’s investment properties for the year ended June 30, 2015 and 2014 are as follows:

	Shopping Center	Office buildings and other rental properties	Undeveloped parcels of land	Leased out farmland	Properties under development	Total
Year ended June 30, 2014
Opening net book amount	1,890,531	1,630,509	421,240	42,998	186,123	4,171,401
Additions	61,108	23,988	454	7,069	156,927	249,546
Reclassification to available for sale	-	(1,098,990)	-	-	-	(1,098,990)
Reclassification to property, plant and equipment	-	(12,231)	-	(3,657)	-	(15,888)
Reclassifications of trading properties	-	251	1,550	-	(803)	998
Capitalized borrowing costs	-	-	-	-	22,376	22,376
Disposals	(35)	(51,457)	-	(1,080)	(766)	(53,338)
Depreciation charge (i)	(134,325)	(68,529)	-	(2,134)	-	(204,988)
Currency translation adjustment	-	375,261	-	8,238	-	383,499
Transfers	(25,332)	27,056	(1,724)	-	-	-
Closing net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
As of June 30, 2014
Cost	3,166,103	1,077,824	421,520	51,434	363,857	5,080,738
Accumulated depreciation	(1,374,156)	(251,966)	-	-	-	(1,626,122)
Net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
Year ended June 30, 2015
Opening net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
Additions	60,361	5,893	1,569	8,354	173,500	249,677
Transfers	491,047	23,080	25,331	-	(539,458)	-
Reclassifications to trading properties	(3,107)	-	-	-	-	(3,107)
Reclassification to property, plant and equipment	(140)	(8,305)	-	(11,732)	(8,779)	(28,956)
Reclassification of property, plant and equipment	-	20,224	-	40,521	-	60,745
Capitalized borrowing costs	-	-	-	-	12,957	12,957
Disposals	(114)	(102,599)	(3,251)	(192)	(2,077)	(108,233)
Depreciation charge (i)	(124,790)	(26,769)	-	(5,237)	-	(156,796)
Currency translation adjustment	-	-	-	(5,944)	-	(5,944)
Closing net book amount	2,215,204	737,382	445,169	77,204	-	3,474,959
As of June 30, 2015
Cost	3,736,761	1,028,507	445,169	77,204	-	5,287,641
Accumulated depreciation	(1,521,557)	(291,125)	-	-	-	(1,812,682)
Net book amount	2,215,204	737,382	445,169	77,204	-	3,474,959

(i)	Depreciation charge of investment property has been charged in “Costs” in the income statements (Note 33).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

The following amounts have been recognized in the income statements:

	June 30, 2015	June 30, 2014	June 30, 2013
Rental and service income	2,994,947	2,450,399	1,935,275
Direct operating expenses	1,234,538	1,142,405	915,117
Development expenses	4,106	1,671	1,884
Gain from disposal of investment properties	1,150,230	230,918	177,999

Borrowing costs incurred during the fiscal years ended June 30, 2015, 2014 and 2013 were Ps. 12,957, Ps. 22,376 and Ps. 10,307 respectively, capitalized at the rate of the Group's general borrowings, which amounts to 15%. Those costs correspond to Distrito Arcos, Alto Comahue and Soleil Premium Outlet. Capitalization of financial costs has ceased since the completion of the shopping mall.

Certain of the Group’s investment properties have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group´s investment properties as of June 30, 2015 and 2014 is as follows:

	June 30, 2015	June 30, 2014
Soleil Premium Outlet (i)	-	88,634
Córdoba Shopping (ii)	61,111	64,951
Total	61,111	153,585

(i)
On August 22, 2014, IRSA Propiedades Comerciales S.A. paid the remaining balance of the purchase price for the shopping center known as “Soleil Premium Outlet” in the amount of Ps. 105.8 million (US$ 12.6 million plus interest). As a result, the mortgage granted in favor of INC S.A. was fully discharged.

(ii)
A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for a debt amounting to Ps. 11.3 and Ps. 13.2 million as of June 30, 2015 and 2014, respectively. The debt is included in "Trade and other payables" in the statement of financial position.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

As of June 30, 2015 and 2014, the fair value of investment properties amounts to Ps. 22,445.8 million and Ps. 19,554.5 million, respectively. The fair values are based on comparable values of certain qualified external appraisers (Level 2 of fair value hierarchy) except in the case of shopping centers, where fair value is based on the market capitalization valuation (Level 3 of the fair value hierarchy). In the first case, sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price for m2 (square meter). In the second case, the capitalization rates used also take into account specific aspects of each property. See Note 5.(b).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

		Initial costs		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book value	Date of construction	Date of acquisition	Useful life for calculating depreciation
Shopping Center Properties:
Abasto de Buenos Aires	-	9,754	455,787	10,552	9,754	466,339	476,093	(204,233)	271,860	nov-98	jul-94	17
Alto Palermo Shopping	-	8,695	583,834	13,608	8,695	597,442	606,137	(384,631)	221,506	oct-90	nov-97	15
Alto Avellaneda	-	18,089	312,584	22,073	18,089	334,657	352,746	(220,896)	131,850	oct-95	dec-97	12
Paseo Alcorta	-	8,006	193,528	12,128	8,006	205,656	213,662	(97,712)	115,950	jun-92	jun-97	16
Alto Noa	-	227	72,044	2,706	227	74,750	74,977	(43,661)	31,316	sep-94	mar-95	14
Buenos Aires Design	-	-	75,156	9,332	-	84,488	84,488	(71,558)	12,930	nov-93	nov-97	3
Patio Bullrich	-	9,814	206,956	7,840	9,814	214,796	224,610	(118,362)	106,248	sep-88	oct-98	17
Alto Rosario	-	25,686	139,262	3,237	25,686	142,499	168,185	(52,277)	115,908	nov-04	nov-04	19
Mendoza Plaza	-	10,546	174,705	14,210	10,546	188,915	199,461	(96,680)	102,781	jun-94	dec-94	16
Dot Baires Shopping	-	84,890	328,443	89,632	53,462	449,503	502,965	(120,341)	382,624	may-09	nov-06	26
Córdoba Shopping	Antichresis	5,009	103,629	(352)	5,009	103,277	108,286	(51,835)	56,451	mar-90	dec-06	15
Distrito Arcos	-	-	-	236,656	-	236,656	236,656	(6,856)	229,800	-	nov-09	31
Alto Comahue	-	1,143	11,139	302,639	1,143	313,778	314,921	(4,962)	309,959	-	may-06	22
Patio Olmos	-	11,532	22,212	-	11,532	22,212	33,744	(6,425)	27,319	may-95	sep-07	17
Soleil Factory	-	23,267	55,905	36,113	23,267	92,018	115,285	(30,984)	84,301	-	jul-10	9
Ocampo parking spaces	-	3,201	21,137	207	3,201	21,344	24,545	(10,144)	14,401		sep-06	23
Total Shopping Center Properties		219,859	2,756,321	760,581	188,431	3,548,330	3,736,761	(1,521,557)	2,215,204

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

		Initial costs		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book value	Date of construction	Date of acquisition	Useful life for calculating depreciation
Office buildings and Other Rental Properties portfolio:
Bouchard 551	-	4,963	10,322	(4,389)	4,963	5,933	10,896	(2,670)	8,226	-	mar-07	29
Bouchard 710	-	40,167	50,290	129	40,167	50,419	90,586	(8,542)	82,044	-	jun-05	26
Dique IV	-	3,660	68,921	1,941	3,660	70,862	74,522	(18,256)	56,266	apr-09	-	32
Intercontinental Plaza	-	2,811	59,155	(4,159)	2,811	54,996	57,807	(9,024)	48,783	jun-96	nov-97	24
Libertador 498	-	1,088	5,419	874	1,088	6,293	7,381	(2,870)	4,511	-	dec-95	23
Madero 1020	-	70	350	-	70	350	420	(300)	120	-	dec-95	5
Maipú 1300	-	4,992	28,468	(1,189)	4,992	27,279	32,271	(13,905)	18,366	-	sep-95	22
Rivadavia 2768	-	88	751	1	88	752	840	(506)	334	jun-95	sep-91	12
Suipacha 652	-	2,712	13,290	1,019	2,712	14,309	17,021	(3,310)	13,711	jun-94	nov-91	10
Torre BankBoston	-	78,362	58,750	-	78,362	58,750	137,112	(2,188)	134,924	-	aug-07	27
República Building	-	111,070	90,581	96	111,070	90,677	201,747	(6,208)	195,539	-	apr-08	26
Constitución 1111	-	256	1,084	-	256	1,084	1,340	(656)	684	mar-95	jun-94	21
La Adela	-	10,155	-	-	10,155	-	10,155	-	10,155	-	jul-14	-
Edificio Dot	-	13,346	75,482	54,466	44,775	98,519	143,294	(16,929)	126,365	-	nov-06	30
Anchorena 559	-	3,018	14,851	-	3,018	14,851	17,869	(4,697)	13,172	-	agu-08	-
Zelaya 310, 3103 and 3105	-	1,723	-	-	1,723	-	1,723	-	1,723	-	jul-05	-
Abasto offices	-	-	40	14,288	-	14,328	14,328	(3,216)	11,112	mar-13	nov-12	17
Santa María del Plata	-	12,494	46	30	12,500	70	12,570	(28)	12,542	-	jun-97	-
Alto Palermo Shopping Annex	-	-	38,201	-	-	38,201	38,201	(5,659)	32,542	-	jun-06	9
Office buildings and Other Rental Properties portfolio		290,975	516,001	63,107	322,410	547,673	870,083	(98,964)	771,119

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

		Initial costs		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book value	Date of construction	Date of acquisition	Useful life for calculating depreciation
Undeveloped parcels of lands:
DOT Annex	-	25,336	-	-	25,336	-	25,336	-	25,336	-	nov-06	-
Santa María del Plata	-	158,523	63,836	428	158,951	63,836	222,787	-	222,787	-	jun-97	-
Catalinas Norte	-	100,862	1,803	6,831	100,862	8,634	109,496	-	109,496	-	dec-09	-
Luján plot of land	-	41,861	(17,681)	111	41,972	(17,681)	24,291	-	24,291	-	may-12	-
Caballito - Ferro	-	45,812	3,885	-	45,812	3,885	49,697	-	49,697	-	nov-97	-
Intercontinental Tower B plot of land	-	1,564	-	-	1,564	-	1,564	-	1,564	-	feb-98	-
Pilar	-	1,550	658	-	1,550	658	2,208	-	2,208	-	jul-97	-
Others	-	3,272	2,951	3,567	6,839	2,951	9,790	-	9,790	-	-	-
Total Undeveloped parcels of land		378,780	55,452	10,937	382,886	62,283	445,169	-	445,169
Total		889,614	3,327,774	834,625	893,727	4,158,286	5,052,013	(1,620,521)	3,431,492

(i)	The breakdown of investment properties as of June 30, 2015 includes property, plant and equipment in the amount of 33,737 that reflects offices used by the Company.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2015 and 2014 are as follows:

	Owner occupied farmland	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
Year ended June 30, 2014
Opening net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
Currency translation adjustment	518,869	-	3,363	1,238	13,751	240	537,461
Additions	96,785	9,980	4,633	3,953	15,581	3,247	134,179
Reclassifications of investment properties	3,657	-	12,231	-	-	-	15,888
Reclassifications to intangibles assets	-	-	(30)	-	-	-	(30)
Disposals	(56,763)	(24)	(133)	(7)	(2,589)	(497)	(60,013)
Depreciation charge (i)	(44,062)	(14,559)	(10,559)	(1,524)	(14,519)	(1,760)	(86,983)
Closing net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
At June 30, 2014
Cost	2,261,176	402,647	141,704	25,144	191,561	12,578	3,034,810
Accumulated depreciation	(203,982)	(226,902)	(74,960)	(14,306)	(126,376)	(6,328)	(652,854)
Net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
Year ended June 30, 2015
Opening net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
Currency translation adjustment	(223,146)	-	(6,364)	(449)	(7,082)	80	(236,961)
Additions	153,336	14,737	14,892	3,442	28,980	7,572	222,959
Reclassifications of investment properties	11,732	-	8,305	3,618	5,301	-	28,956
Reclassifications to investment properties	(50,341)	-	(10,404)	-	-	-	(60,745)
Disposals	(255,345)	(3,508)	(2,125)	(775)	(2,779)	(407)	(264,939)
Depreciation charge (i)	(53,606)	(15,097)	(3,751)	(2,220)	(16,596)	(2,761)	(94,031)
Closing net book amount	1,639,824	171,877	67,297	14,454	73,009	10,734	1,977,195
At June 30, 2015
Cost	1,832,645	414,310	146,297	30,753	213,231	19,563	2,656,799
Accumulated depreciation	(192,821)	(242,433)	(79,000)	(16,299)	(140,222)	(8,829)	(679,604)
Net book amount	1,639,824	171,877	67,297	14,454	73,009	10,734	1,977,195

(i)
As of June 30, 2015 and 2014 depreciation charges of property, plant and equipment were included in “Costs” for an amount of Ps. 87,139 and Ps. 80,150, "General and administrative expenses" for an amount of Ps. 5,663 and Ps. 5,025 and “Selling expenses” for an amount of Ps. 1,229 and Ps. 1,808, respectively in the income statements (Note 33).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment (Continued)

Properties under development as of June 30, 2015 and 2014 amount to Ps. 15.6 million and Ps. 17.6 million, respectively, and mainly comprise improvements being made on property included in this item.

During the years ended June 30, 2015, 2014 and 2013, no borrowing costs were capitalized.

Certain properties included in property, plant and equipment have been mortgaged to secure certain Group’s borrowings. The net book value of these Group’s properties as of June 30, 2015 and 2014 is set out below:

	June 30, 2015	June 30, 2014
Sheraton Libertador	31,690	35,499
Cremaq	-	256,445
Jatobá	182,520	275,461
Preferencia	85,192	98,881
Chaparral	259,907	-
Araucaria	190,606	-
La Fon Fon	-	32,690
Meet processing plant	12,608	-
Total	762,523	698,976

The Group leases machinery and computer equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years, and ownership of the assets lie within the Group (Note 29). The net book value of these assets, included in “Machinery and equipment” is as follows:

	June 30, 2015	June 30, 2014
Cost – Finance leases	8,683	6,615
Accumulated depreciation	(6,133)	(4,608)
Net book amount	2,550	2,007

The following is a detailed summary of property, plant and equipment of the Group by type at June 30, 2015:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment (Continued)

		Initial costs		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book value	Date of acquisition	Useful life for calculating depreciation
Livestock and farmlands:
El Recreo	-	-	1,257	-	-	1,257	1,257	-	1,257	may-95	-
Los Pozos	-	5,281	89,669	70,046	5,281	159,715	164,996	(12,422)	152,574	may-95	26
Administración Cactus	-	-	-	5,105	318	4,787	5,105	(3,627)	1,478	jun-14	19
Agro Riego San Luis	-	9,318	18,360	31,079	9,318	49,439	58,757	(13,829)	44,928	nov-97	12
Las Vertientes	-	-	1,167	590	-	1,757	1,757	(1,018)	739	mar-98	11
La Suiza	-	22,361	6,578	17,580	22,361	24,158	46,519	(2,776)	43,743	jun-98	22
La Esmeralda	-	7,210	4,324	6,750	7,210	11,074	18,284	(1,937)	16,347	jun-98	36
El Tigre	-	28,225	6,155	3,094	28,225	9,249	37,474	(3,280)	34,194	apr-03	14
El Invierno	-	9,030	320	-	9,030	320	9,350	(121)	9,229	jun-05	25
San Pedro	-	40,889	6,994	2,484	40,889	9,478	50,367	(1,406)	48,961	sep-05	44
Jatoba	Mortgage	130,886	67,034	90,720	110,923	177,717	288,640	(61,146)	227,494	oct-06	33
Araucaria	-	211,589	1,948	(21,573)	185,732	6,232	191,964	(1,358)	190,606	mar-07	25
8 de Julio	-	10,040	439	703	10,040	1,142	11,182	(139)	11,043	may-07/may-08	24
Alto Tacuarí	-	100,075	145	10,694	110,330	584	110,914	(198)	110,716	aug-07	33
Chaparral	Mortgage	160,620	37,823	110,287	141,617	167,113	308,730	(48,823)	259,907	nov-07	25
Nova Buriti	-	64,653	1,069	7,113	71,313	1,522	72,835	(160)	72,675	dec-07	25
La Esperanza	-	4,307	-	-	4,307	-	4,307	-	4,307	apr-08	34
Preferencia	Mortgage	30,647	18,847	81,753	16,900	114,347	131,247	(24,695)	106,552	sep-08	33
Avarandado	-	-	-	4,357	-	4,357	4,357	(302)	4,055

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment (Continued)

		Initial costs		Subsequent costs	Costs at year-end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book value	Date of acquisition	Useful life for calculating depreciation
San Rafael	-	26,303	824	48,414	72,797	2,744	75,541	(547)	74,994	nov-08	35
Las Londras	-	38,846	706	57,972	89,739	7,785	97,524	(863)	96,661	jan-09	36
Establecimiento Mendoza	-	6,810	-	-	6,810	-	6,810	-	6,810	mar-11	-
ANTA	-	-	44,425	55,668	-	100,093	100,093	(12,863)	87,230	-	23
San Bernardo	-	-	79	114	-	193	193	(18)	175	-	10
Venado Tuerto	-	-	-	25	-	25	25	(1)	24		34
El Pinar	-	-	-	19	-	19	19	(1)	18	-	23
Finca Mendoza	-	32	-	-	32	-	32	-	32	-	-
Cuatro vientos	-	36,301	146	28,565	58,586	6,426	65,012	(1,618)	63,394	jun-11	38
La primavera	-	19,245	-	28,022	47,267	-	47,267	(382)	46,885	jun-11	38
Total	-	962,668	308,309	639,581	1,049,025	861,533	1,910,558	(193,530)	1,717,028

Other buildings
Edificio Intercontinental	-	-	819	84	-	903	903	(750)	153
Total Other buildings	-	-	819	84	-	903	903	(750)	153

Hotels:
Llao Llao	-	24,666	92,011	7,196	24,666	99,207	123,873	(39,826)	84,047	jun-97	10
Hotel Intercontinental	-	17,326	122,714	17,391	17,325	140,106	157,431	(101,291)	56,140	nov-97	10
Sheraton Libertador	Mortgage	3,755	120,670	8,581	3,755	129,251	133,006	(101,316)	31,690	mar-98	9
Total Hotels		45,747	335,395	33,168	45,746	368,564	414,310	(242,433)	171,877

(i)	The breakdown of property, plant and equipment as of June 30, 2015, includes investment properties in the amount of Ps. 77,204 that reflects leased farmlands.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Trading properties

Changes in the Group’s trading properties for the years ended June 30, 2015 and 2014 are as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At June 30, 2013	8,659	88,879	11,979	109,517
Additions	1,400	2,694	-	4,094
Currency translation adjustment	-	27,630	-	27,630
Reclassifications of investment properties and intangible assets	7,897	-	(747)	7,150
Disposals	(11,225)	(15)	-	(11,240)
At June 30, 2014	6,731	119,188	11,232	137,151
Additions	-	1,066	-	1,066
Currency translation adjustment	-	(6,124)	-	(6,124)
Reclassifications of investment properties	-	-	3,107	3,107
Disposals	(2,246)	-	-	(2,246)
At June 30, 2015	4,485	114,130	14,339	132,954

As of June 30, 2015 and 2014 properties under construction mainly comprise works in "Zetol” and "Vista al Muelle" for the amounts of Ps. 105.9 and Ps. 111.0 million, respectively.

The Group has contractual obligations not provisioned related to future works committed when certain properties were acquired or real estate projects were approved. As of June 30, 2015 and 2014, contractual obligations mainly correspond to constructions regarding “Zetol” and "Vista al Muelle" projects and amount to Ps. 69 million and Ps. 56 million, respectively. Both projects are expected to be completed in 2023.

Certain of the Group’s trading properties have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group’s trading properties as of June 30, 2015 and 2014 is as follows:

	June 30, 2015	June 30, 2014
Vista al Muelle	43,362	45,368
Zetol	62,568	65,620
Total	105,930	110,988

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Trading properties (Continued)

The following is a detailed summary of the Group’s trading properties by type as of June 30, 2015:

Description	Encumbrances	Book value	Date of construction	Date of acquisition
Undeveloped sites:
Coto Air Space	-	10,429	-	sep-97
Neuquén Project	-	803	-	-
Córdoba plot of land	-	3,107	-	may-15
Total undeveloped sites		14,339
Properties under development:
Vista al Muelle plot of land	Mortgage	43,362	-	jun-09
Zetol plot of land	Mortgage	62,568	-	jun-09
Pereiraola	-	8,200	-	dec-96
Total Properties under development		114,130
Completed properties:
Abril	-	2,357	-	jan-95
San Martín de Tours	-	181	-	mar-03
Entre Rios 465/9 apartments	-	1,400	-	jan-00
Condominio I and II	-	547	-	apr-99
Total Completed properties		4,485
Total		132,954

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.	Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2015 and 2014 are as follows:

	Goodwill	Compute software	Rights of use	Units to be received under barters	Others	Total
Year ended June 30, 2014
Opening net book amount	77,052	8,189	39,939	93,225	132	218,537
Currency translation adjustment	29,352	2,955	-	-	-	32,307
Additions	658	2,947	-	-	10,954	14,559
Disposals	-	(245)	-	-	-	(245)
Reclassification to trading properties	-	-	-	(8,148)	-	(8,148)
Reclassification to assets held for sale	(77,085)	-	-	-	-	(77,085)
Reclassification of property, plant and equipment	-	30	-	-	-	30
Amortization charge (i)	-	(4,116)	(752)	-	(80)	(4,948)
Closing net book amount	29,977	9,760	39,187	85,077	11,006	175,007
At June 30, 2014
Cost	29,977	36,680	40,691	85,077	11,861	204,286
Accumulated amortization	-	(26,920)	(1,504)	-	(855)	(29,279)
Net book amount	29,977	9,760	39,187	85,077	11,006	175,007
Year ended June 30, 2015
Opening net book amount	29,977	9,760	39,187	85,077	11,006	175,007
Currency translation adjustment	(2,022)	(1,565)	-	-	-	(3,587)
Additions	-	6,391	-	5,409	-	11,800
Disposals	(343)	(119)	-	-	-	(462)
Amortization charge (i)	-	(4,625)	(1,224)	-	(1,146)	(6,995)
Closing net book amount	27,612	9,842	37,963	90,486	9,860	175,763
At June 30, 2015
Cost	27,612	41,387	40,692	90,486	11,862	212,039
Accumulated amortization	-	(31,545)	(2,729)	-	(2,002)	(36,276)
Net book amount	27,612	9,842	37,963	90,486	9,860	175,763

(i)	As of June 30, 2015 and 2014 depreciation charges has been charged in “General and administrative expenses” in the Income statements (Note 33).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.	Biological assets

Changes in the Group’s biological assets for the years ended June 30, 2015 and 2014 are as follows:

	Crops	Sugarcane	Beef cattle	Dairy	Other cattle	Others	Total
At June 30, 2013	55,879	111,063	195,750	28,134	7,136	2,730	400,692
Purchases	-	-	37,651	-	172	-	37,823
Initial recognition and changes in fair value of biological assets (i)	837,037	82,778	143,096	11,445	(661)	1,872	1,075,567
Decrease due to harvest	(815,080)	(100,791)	-	-	-	-	(915,871)
Decrease due to sales	-	-	(73,897)	(2,316)	(181)	-	(76,394)
Consume	-	-	(501)	-	(57)	81	(477)
Currency translation adjustment	69,520	49,823	-	-	-	-	119,343
At June 30, 2014	147,356	142,873	302,099	37,263	6,409	4,683	640,683
Purchases	-	-	14,097	-	873	-	14,970
Initial recognition and changes in fair value of biological assets (i)	896,520	162,352	161,104	13,142	463	1,796	1,235,377
Decrease due to harvest	(959,572)	(198,026)	-	-	-	-	(1,157,598)
Decrease due to sales	-	-	(118,041)	(9,850)	(273)	-	(128,164)
Addition from lease agreement	-	22,474	-	-	-	-	22,474
Consume	-	-	(705)	-	(49)	(1,084)	(1,838)
Currency translation adjustment	(30,476)	(16,551)	-	-	-	-	(47,027)
At June 30, 2015	53,828	113,122	358,554	40,555	7,423	5,395	578,877

(i)
Biological assets with a production cycle of more than one year (that is, sugarcane and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 337,061 and Ps. 236,658 for the years ended June 30, 2015 and 2014, respectively. For the years ended June 30, 2015 and 2014, amounts of Ps. 15,993 and Ps. 79,351, was attributable to price changes, and amounts of Ps. 143,643 and Ps. 58,315, was attributable to physical changes, respectively.

Biological assets as of June 30, 2015 and 2014 are as follows:

	Classification	June 30, 2015	June 30, 2014
Non-current
Cattle for dairy production	Production	40,478	37,217
Breeding cattle	Production	293,709	254,397
Sugarcane fields	Production	113,122	142,873
Other cattle	Production	6,175	5,683
Others biological assets	Production	5,395	4,683
Non-current biological assets		458,879	444,853
Current
Cattle for dairy production	Consumable	77	46
Cattle for sale	Consumable	64,845	47,702
Crops fields	Consumable	53,828	147,356
Other cattle	Consumable	1,248	726
Current biological assets		119,998	195,830
Total biological assets		578,877	640,683

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.	Biological assets (Continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 1,218,242 and Ps. 789,284 for the years ended June 30, 2015 and 2014, respectively.

The following tables present the Group’s biological assets measured at fair value as of June 30, 2015 and 2014 and their allocation to the fair value hierarchy:

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Cattle for dairy production	-	40,555	-	40,555
Breeding cattle and cattle for sale	-	358,554	-	358,554
Sugarcane fields	-	-	113,122	113,122
Other cattle	-	7,423	-	7,423
Others biological assets	5,395	-	-	5,395
Crops fields	13,477	-	40,351	53,828
Total	18,872	406,532	153,473	578,877

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Cattle for dairy production	-	37,263	-	37,263
Breeding cattle and cattle for sale	-	302,099	-	302,099
Sugarcane fields	-	-	142,873	142,873
Other cattle	-	6,409	-	6,409
Others biological assets	4,683	-	-	4,683
Crops fields	10,736	-	136,620	147,356
Total	15,419	345,771	279,493	640,683

The following table presents the changes in Level 3 financial instruments for the years ended June 30, 2015 and 2014:

	Crops fields with significant biological growth	Sugarcane fields
At June 30, 2014	136,620	142,873
Initial recognition and changes in the fair value of biological assets (i)	462,116	162,352
Harvest	(557,591)	(198,026)
Addition from lease agreement	-	22,474
Currency translation adjustment	(794)	(16,551)
At June 30, 2015	40,351	113,122

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market	Price per livestock head/kg and per category

Level 3

Description	Pricing model	Pricing method	Parameters	Range
Crops	Discounted cash flows	-	Yields – Operating cost –Selling expenses - Future of sale prices	Argentina:
			Discount rate	Yields 1.65 - 11.72 tn/ha
Future of sale prices: 949 -1,233 Ps. /tn
Selling expenses: 170 - 680 Ps./tn
Operating cost: 756 -4,001 Ps. /ha
Brazil:
Yields 3.42 tn/ha
Future of sale prices: 366.67 Rs./tn
Selling expenses: 57.07 Rs./tn
Operating cost: 125 Rs./ha
Sugarcane	Discounted cash flows	-	Yields – Operating cost –Selling expenses - Future of sale prices	Brazil:
			Discount rate	Yields 60 - 112.5 tn/ha
Future of sale prices: 66.9-82.7 Rs./tn
Operating cost: 4,536.23 Rs./ha
Bolivia:
Yields 58 - 113 tn/ha
Future of sale prices: 21.87 – 23.89 US$/tn
Selling expenses: 4.05 US$/tn
Operating cost: 275 – 520 US$/tn
Discount rate: 11.62%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.	Biological assets (Continued)

During years ended June 30, 2015 and 2014, there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5.c.

As of June 30, 2015 and 2014, the better and maximum use of biological assets shall not significantly differ from the current use.

15.	Inventories

Breakdown of Group’s inventories as of June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014
Current
Crops	269,861	241,061
Materials and inputs	154,492	141,495
Seeds and fodders	60,839	28,329
Hotel supplies	6,926	6,011
Beef	19,232	22,875
Current inventories	511,350	439,771
Total inventories	511,350	439,771

As of June 30, 2015 and 2014 the cost of inventories recognized as expense amounted to Ps. 950,354 and Ps. 1,314,146, respectively and they have been included in “Costs” in the income statements.

16.	Financial instruments by category

The following tables show the carrying amount of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, tax receivables and payables in kind), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2015 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2015
Assets as per statement of financial position
Investments in associates and joint ventures (Note 9) (i)	-	907,083	907,083	-	907,083
Trade and other receivables (Note 18)	684,104	56,181	1,740,285	458,865	2,199,150
Investment in financial assets (Note 19)	100,452	1,026,495	1,126,947	-	1,126,947
Derivative financial instruments (Note 20)	-	237,156	237,156	-	237,156
Cash and cash equivalents (excluding bank overdrafts) (Note 21)	521,353	112,340	633,693	-	633,693
Total	2,305,909	2,339,255	4,645,164	458,865	5,104,029

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 22)	761,390	-	761,390	809,499	1,570,889
Borrowings (excluding finance lease liabilities) (Note 25)	8,258,448	15,088	8,273,536	-	8,273,536
Derivative financial instruments (Note 20)	-	532,683	532,683	-	532,683
Total	9,019,838	547,771	9,567,609	809,499	10,377,108

(i)
The Group has valued its interest in its associate IDBD at fair value through profit or loss according to IAS 28. Therefore, the Group has included it in the chart in order to show the respective results.

Financial assets and financial liabilities as of June 30, 2014 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2014
Assets as per statement of financial position
Trade and other receivables (Note 18)	1,362,245	66,722	1,428,967	484,790	1,913,757
Investments in associates and joint ventures (Note 9) (i)	-	595,342	595,342	-	595,342
Investment in financial assets (Note 19)	-	770,645	770,645	-	770,645
Derivative financial instruments (Note 20)	-	33,130	33,130	-	33,130
Cash and cash equivalents (excluding bank overdrafts) (Note 21)	978,397	24,590	1,002,987	-	1,002,987
Total	2,340,642	1,490,429	3,831,071	484,790	4,315,861

(i)
The Group has valued its interest in its associate IDBD at fair value through profit or loss according to IAS 28. Therefore, the Group has included it in the chart in order to show the respective results.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Income, expense, gains and losses on financial instruments are included in “Financial results, net” in the income statements, except for those generated by commodities, which are disclosed in “Other operating results, net” can be assigned to the following categories:

	Financial assets/ liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Subtotal Financial assets and liabilities	Non-Financial assets and liabilities	Total
June 30, 2015
Interest income	100,094	-	100,094	-	100,094
Interest expense	(886,710)	-	(886,710)	-	(886,710)
Foreign exchange losses	(562,042)	-	(562,042)	-	(562,042)
Dividends income	16,622	-	16,622	-	16,622
Capitalized borrowing costs	12,957	-	12,957	-	12,957
Fair value gain on financial assets at fair value through profit or loss, net	-	187,529	187,529	-	187,529
Loss from repurchase of Non-convertible Notes	(1,945)	-	(1,945)	-	(1,945)
Loss from derivative financial instruments (except commodities)	-	(83,510)	(83,510)	-	(83,510)
Gain on the revaluation of receivables arising from the sale of farmland	-	52,984	52,984	-	52,984
Other financial results	(124,140)	-	(124,140)	-	(124,140)
Net result	(1,445,164)	157,003	(1,288,161)	-	(1,288,161)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category (Continued)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Subtotal Financial assets and liabilities	Non-Financial assets and liabilities	Total
June 30, 2014
Interest Income	119,291	-	119,291	-	119,291
Interest expense	(737,913)	-	(737,913)	-	(737,913)
Foreign exchange losses, net	(1,899,521)	-	(1,899,521)	-	(1,899,521)
Dividends income	15,041	-	15,041	-	15,041
Capitalized borrowing costs	22,376	-	22,376	-	22,376
Fair value gain on financial assets at fair value through profit or loss, net	-	379,091	379,091	-	379,091
Loss from repurchase of Non-convertible Notes	(44,688)	-	(44,688)	-	(44,688)
Loss from derivative financial instruments (except commodities)	-	(365,740)	(365,740)	-	(365,740)
Gain on the revaluation of receivables arising from the sale of farmland	-	20,751	20,751	-	20,751
Other finance results	(83,086)	-	(83,086)	-	(83,086)
Net result	(2,608,500)	34,102	(2,574,398)	-	(2,574,398)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Subtotal Financial assets and liabilities	Non-Financial assets and liabilities	Total
June 30, 2013
Interest income	72,813	-	72,813	-	72,813
Interest expense	(483,772)	-	(483,772)	-	(483,772)
Foreign exchange losses, net	(481,696)	-	(481,696)	-	(481,696)
Dividends income	23,249	-	23,249	-	23,249
Capitalized borrowing costs	10,307	-	10,307	-	10,307
Fair value gain of financial assets at fair value through profit or loss, net	-	23,739	23,739	-	23,739
Loss from derivative financial instruments (except commodities)	-	(7,567)	(7,567)	-	(7,567)
Net loss on the revaluation of receivables arising from the sale of farmland	-	(3,165)	(3,165)	-	(3,165)
Gain from repurchase of Non-convertible Notes	2,057	-	2,057	-	2,057
Fair value gain on embedded derivatives	-	64	64	-	64
Other finance results	(64,790)	-	(64,790)	-	(64,790)
Net result	(921,832)	13,071	(908,761)	-	(908,761)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency future contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The financial instruments the Group has allocated to this level mainly comprise equity securities of Condor, shares, other borrowings and commitment to tender offer of shares in IDBD.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

As described in Note 3 to the consolidated financial statements as of June 30, 2015 and for the fiscal year then ended, the Group has valued its investment in IDBD at fair value, applying the exception contemplated under IAS 28 (see Note 2 for further details). The investment in IDBD consists of 324 million common shares representing 49% of IDBD’s stock capital and 248 million warrants to purchase common shares.

Up to the third quarter ended March 31, 2015, the Group estimated that the quoted market price of IDBD’s shares in the Tel Aviv Stock Exchange represented the fair value of its investment and therefore, it valued its investment based on such quoted price, classifying this measurement as Level 1 in the fair value hierarchy.

As further described in Note 9 to the consolidated financial statements, as part of the Arrangement, Dolphin promised to make one or more Tender Offers for the purchase of IDBD’s outstanding shares at a fixed price for a total amount of NIS 512.09 million.

On October 20, 2015, a judge of the Tel Aviv-Jaffo court of first instance sustained a request filed by the trustees representing the Creditors under the Arrangement and ruled that the shares held by Dolphin or any other company controlled by Eduardo S. Elsztain would not be eligible to participate in the Tender Offers scheduled for December 2015 and December 2016. Dolphin decided to appeal against the ruling before the Supreme Court of Justice of Israel.

Although IDBD’s capital is composed of a single class of common shares, all entitled to the same rights, the judge’s ruling de facto created two classes of shares with different rights: one class that would be eligible to be tendered and another class, belonging to any company controlled by Eduardo S. Elsztain, that would not be eligible to be tendered. Since IDBD’s share carries a right to be tendered for a fixed price at a predetermined date, the quoted price contains an embedded feature representing the value of the future commitment for the Tender Offers. Upon the judge’s ruling, such value would only be representative for purposes of valuing the interest held in IDBD by parties other than Dolphin or any other company controlled by Eduardo S. Elsztain, i.e. Creditors under the Arrangement representing approximately 127 million shares of IDBD as of June 30, 2015.

16.	Financial instruments by category (Continued)

Based on the circumstances described above, the Group considers that the quoted market price of IDBD share would no longer be representative of the fair value of Dolphin’s interest because under the judge’s ruling, Dolphin’s shares would not have the same rights as the ones currently trading in the Tel Aviv stock exchange. As such, the Group considered departing from its Level 1 measurement (quoted market price) and considering a Level 3 measurement by using a valuation model with significant unobservable inputs to estimate the fair value of its investment in IDBD. It is the Group’s policy to recognize transfers to and from different levels in the fair value hierarchy under IFRS 13 as of the date of the event or change in the circumstances that lead to such transfer.

    The Group developed an internal valuation model to determine the fair value of the IDBD shares under these circumstances. This model is principally based and is sensitive to the number of shares eligible to be tendered. In one end of the spectrum, all of the shares outstanding (Dolphin’s, any other company controlled by Eduardo S. Elsztain and the Creditors) may be tendered, and on the opposite end, only the Creditors’ shares are eligible for tendering as per the judge’s ruling. The objective of the methodology is to arrive at a fair value of the IDBD’s share by subtracting from the quoted market price the value of the right to participate in the tender offer embedded in such quoted price. The relative weight of the “right to participate in the tender offer” embedded in IDBD’s quoted market price is sensitive and varies depending on the number of shares deemed eligible for tendering. Each scenario reflects a different number of shares eligible for tendering. A probability of occurrence has been assigned to each scenario based on available evidence. This methodology results in a weighted-probability value representing the fair value of IDBD’s shares recognized in the financial statements. The Company considers this value as a reasonable proxy for the fair value of the IDBD share.

    Based on the opinion of its legal counsel, Dolphin considers that it has a reasonable probability that the Supreme Court of Justice overturns the judge’s ruling. In this regard, the model assigned equal probabilities to either succeeding in or losing the appeal. In the event that Dolphin is not successful in its appeal, the Group considers that the Supreme Court may sustain the first instance’s ruling or may allow a number of shares of IDBD held by Dolphin or any other company controlled by Eduardo S. Elsztain to be tendered.

This is translated into the model as the following scenarios:

Scenario 1: “Win Scenario”

The Group has a 50% chance of succeeding in its appeal before the Supreme Court of Justice and, therefore, all of the shares held by Dolphin and any other company controlled by Eduardo S. Elsztain would be eligible to be tendered. This scenario affirms that the quoted market price of the IDBD’s shares would still be representative of the fair value, because no distinction of classes of shares is made and all continue to have the same rights as before the judge’s ruling.

Scenario 2: “Loss Scenario”

    The Group has a 50% chance of not succeeding in its appeal before the Supreme Court of Justice. This scenario is further divided into various sub-scenarios depending on the number of shares – held by Dolphin or other companies controlled by Eduardo S. Elsztain- that a Supreme Court’s sentence might allow to participate in the Tender Offers. A sentence could determine different amounts of shares eligible for participating in the Tender Offers, and accordingly the Group weighed different probabilities of occurrence to the sub-scenarios based on such amounts.
    This methodology is based on the following assumptions:
•	Quoted market price of IDBD share as of June 30, 2015 as published in the TASE: NIS 1.96 per share
•	Number of shares eligible to participate in the tender offer under the various scenarios and assigned probability of occurrence; and
•	Discount rate to be applied to the fixed-price tender offer obligation of 0.07%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2015 and 2014 and their allocation to the different levels of the fair value hierarchy:

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	71,573	-	-	71,573
- Investment in equity securities in Avenida Inc. S.A.	102,316	-	-	102,316
- Corporate bonds	1,789	-	-	1,789
- Government bonds	101,649		-	101,649
- Mutual funds	383,572	-	-	383,572
- Other securities in public Companies	16,742	-	-	16,742
- Preferred Shares of Condor Hospitality Trust Inc. (formerly Supertel Hospitality Inc. due to change of corporate name)	-	-	348,854	348,854
Derivative financial instruments:
- Warrants of Condor Hospitality Trust Inc. (formerly Supertel Hospitality Inc. due to change of corporate name)	-	-	7,151	7,151
- Crops futures	396	-	-	396
- Commodities options	1,195	-	-	1,195
- IDBD Warrants	228,414	-	-	228,414
- Investments in associates
- IDBD	-	-	907,083	907,083
Cash and cash equivalents	112,340	-	-	112,340
Total Assets	1,019,986	-	1,263,088	2,283,074
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	10,065	-	10,065
- Crops futures	11,477	-	-	11,477
- Commodities options	8,500	-	-	8,500
- Commitment to tender offer shares in IDBD	-	-	502,641	502,641
Borrowings
- Other borrowings	-	-	15,089	15,089
Total Liabilities	19,977	10,065	517,730	547,772

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	63,546	-	-	63,546
- Investment in equity securities in Hersha	53,901	-	-	53,901
- Corporate bonds	1,438	-	-	1,438
- Government bonds	203,216	-	-	203,216
- Mutual funds	222,760	-	-	222,760
- Other securities in public Companies	14,614	-	-	14,614
- Preferred Shares of Condor Hospitality Trust Inc. (formerly Supertel Hospitality Inc. due to change of corporate name)	-	-	211,170	211,170
Derivative financial instruments:
- Crops futures	4,750	-	-	4,750
- IDBD Rights (i)	10,986	-	-	10,986
- Foreign-currency contracts	-	16,305	-	16,305
- Interest-rate swaps	-	1,089	-	1,089
Cash and cash equivalents	24,590	-	-	24,590
Total Assets	599,801	17,394	211,170	828,365
Liabilities
Derivative financial instruments:
- Foreign-currency future contracts	-	52,666	-	52,666
- Commodities options	753	-	-	753
- Commitment to tender offer shares in IDBD	-	-	320,847	320,847
Total Liabilities	753	52,666	320,847	374,266

(i)	On July 3 rights for the purchase of additional shares and warrants of IDBD were exercised.

The following table presents the changes in Level 3 financial instruments for the years ended June 30, 2015 and 2014:

	Warrants of Condor Hospitality Trust Inc.	Investment in associate IDBD	Other borrowings	Preferred Shares of Condor Hospitality Trust Inc.	Commitment to tender offer shares in IDBD	Total
Balances as of July 1st, 2013	16,949	-	-	139,120	-	156,069
Currency translation adjustment	-	-	-	-	(5,247)	(5,247)
Total gains or losses for the year 2013	(16,949)	-	-	72,050	(315,600)	(260,499)
Balance as of June 30, 2014	-	-	-	211,170	(320,847)	(109,677)
Transfers to Level 3	-	1,825,449	(86,210)	-	-	1,739,239
Currency translation adjustment	-	82,634	18,580	-	(45,260)	55,954
Gain and losses recognized in profit or loss (i)	7,151	(1,001,000)	52,541	137,684	(136,534)	(940,158)
Balance as of June 30, 2015	7,151	907,083	(15,089)	348,854	(502,641)	745,358

(i)	The gain / (loss) is not realized as of June 30, 2015 and is accounted for under “Other financial results” in the income statements (Note 36)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category (Continued)

Upon initial recognition (January 2012), the consideration paid for the Shares and Warrants of Condor was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million.

According to Group estimates, all factors being constant, a 10% decline in the price of the underlying assets of Level 3 Shares and Warrants of Condor (data observed in the market) as of June 30, 2015, would reduce pre-tax income by Ps. 39 million.

According to Group estimates, all factors being constant, a 10% decrease in the credit spread (data which is not observable in the market) of shares and warrants of Condor used in the valuation model applied to Level 3 financial instruments as of June 30, 2015, would increase pre-tax income by Ps. 0.15 million. The rate used as of June 30, 2015 was 14.25%.

        According to Group estimates, all things being constant, a 10% decline in the price of IDBD shares, will change the value of our financial assets and liabilities related to this investment, wich are classified as  Level 3 as of June 30, 2015, and would reduce pre-tax income by Ps. 127,9 million.According to Group estimates, all things being constant, assigning 100% probability to scenario 1 (succeeding in the appeal) would increase pre-tax income by Ps. 615.2 million. On the other hand, assigning 100% probability to scenario 2 (not succeeding in the appeal) would reduce pre-tax income by Ps. 615.2 million.

16.	Financial instruments by category (Continued)

        When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Foreign currency-contracts	Present value method	Theoretical price	Money market curve, interest-rate curve; Foreign exchange curve.	-
Commitment to tender offer IDBD	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve).	Underlying asset price 3.5 to 4.7 Share price volatility 30% to 40% Money market interest rate 0.7% to 1%
Other Borrowings	Weighted probability of the difference between market price and the Commitment to tender offer of shares in IDBD	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve). IRSA 2017 interest-rate and scenario weights.	Underlying asset price 1.55 to 2.35 Share price volatility 60% to 80% Money market interest rate 0.02% to 0.9%
IDBD Shares	Weighted probability of the difference between market price and the Commitment to tender offer of shares in IDBD	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve). IRSA 2017 interest-rate and scenario weights.	Underlying asset price 1.55 to 2.35 Share price volatility 60% to 80% Money market interest rate 0.02% to 0.9%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow forward contract.	-
Preferred shares of Condor	Binomial tree	Theoretical price	Underlying asset price (market price), share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.96 to 2.65 Share price volatility 56% to 76% Money market interest rate 0.67% to 0.83%
Warrants of Condor	Black-Scholes	Theoretical price	Underlying asset price (market price), share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.96 to 2.65 Share price volatility 56% to 76% Money market interest rate 0.67% to 0.83%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Restricted assets

The table below shows presents the restricted assets as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Non-current
Mutual funds	4,301	50,897
Total Non-Current	4,301	50,897
Current
Escrow deposits	607,021	-
Total Current	607,021	-
Total restricted assets	611,322	50,897

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables

The table below shows trade and other receivables as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Non-current
Leases and services receivable	62,080	55,105
Receivables from sale of agriculture products	1,154	2,090
Property sales receivable (i)	104,064	154,582
Less: allowance for doubtful accounts	(2,208)	(2,208)
Non-current trade receivables	165,090	209,569
Trade receivables from disposal of joint ventures	3,595	3,213
Prepayments	11,274	14,332
VAT receivables	26,745	22,342
Other tax receivables	73,131	110,238
Guarantee deposits	17,027	17,150
Advances for shares purchases	12,134	-
Others	2,060	1,093
Non-current other receivables	145,966	168,368
Related parties (Note 38)	115,721	97,412
Non-current trade and other receivables	426,777	475,349
Current
Consumer financing receivables	14,620	14,861
Leases and services receivable	356,217	256,123
Receivables from sale of agriculture products and farmlands leases	253,355	281,711
Receivables from hotel operations	21,144	33,861
Deferred checks received	247,030	211,278
Debtors under legal proceedings	71,343	61,573
Property sales receivable (i)	88,032	131,573
Less: allowance for doubtful accounts	(117,514)	(88,088)
Current trade receivables	934,227	902,892
Contributions to be paid in by non-controlling interests	-	12,840
Prepayments	144,982	90,754
VAT receivables	51,593	61,030
Gross sales tax credit	6,594	4,957
Other tax receivables	36,316	33,457
Loans	22,977	12,751
Expenses and services to recover	3,125	3,024
Suppliers advances	105,105	144,656
Guarantee deposits	39,154	49,572
Dividends receivable	-	11,778
Others	37,505	24,892
Less: allowance for doubtful accounts	(185)	(195)
Current other receivables	447,166	449,516
Related parties (Note 38)	390,980	86,000
Current trade and other receivables	1,772,373	1,438,408
Total trade and other receivables	2,199,150	1,913,757

(i)	Property sales receivables primarily comprise the sale of trading properties, investment properties and farmlands.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables (Continued)

As of June 30, 2015, all non-current receivables are due within 4 years from the end of the reporting period.

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Group’s trade and other receivables denominated in foreign currencies are detailed in Note 41.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.18.

The evolution of the Group’s provision for impairment of trade receivables are as follows:

	June 30, 2015	June 30, 2014
Beginning of the year	90,491	86,902
Creation	45,968	24,150
Recovery	(16,800)	(13,689)
Unused amounts reversed	-	(23)
Used during the year	(1,924)	(9,347)
Currency translation adjustment	2,172	2,498
End of the year	119,907	90,491

The creation and release of provision for impairment receivables have been included in “Selling expenses” in the income statements (Note 33). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying value of each class of credit.

The Company has also receivables with related parties. Neither of which are due nor impaired.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables (Continued)

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2015 and 2014 (includes receivables not past due to reconcile with the amounts in the statements of financial position):

	Expired
	Up to 3 months	3 to 6 months	Over 6 months	Not past due	Allowance	Total
Leases and services	39,737	10,437	13,986	562,113	69,846	696,119
Office leases	3,761	3,645	1,801	11,888	9,540	30,635
Hotel leases and services	854	-	-	16,195	757	17,806
Consumer financing:
Credit card	-	-	-	4,635	14,620	19,255
Disposal of properties	64	63	277	184,388	9,170	193,962
Agriculture products	42,126	1,191	3,415	198,741	15,789	261,262
Total as of June 30, 2015	86,542	15,336	19,479	977,960	119,722	1,219,039
Leases and services	25,767	9,555	11,312	423,334	56,405	526,373
Office leases	5,845	708	8,177	3,272	7,968	25,970
Hotel leases and services	16,890	-	-	16,583	388	33,861
Consumer financing:
Credit card	-	-	-	-	14,861	14,861
Disposal of properties	11,120	43	218	276,174	2,512	290,067
Agriculture products	22,673	121	3,621	277,048	8,162	311,625
Total as of June 30, 2014	82,295	10,427	23,328	996,411	90,296	1,202,757

Leases and services receivables from investment properties:

Trade receivables related to leases and services provided from shopping centers and offices represent 40% and 31% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. The Group has a large customer base and is not dependent on any single customer. Leases and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. At the end of the year, the Group has not experience credit issues with these new customers.

As of June 30, 2015 and 2014 the Group recognized losses from impairment of leases and services receivables for an amount of Ps. 15.4 million and Ps. 12.9 million, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables (Continued)

Consumer financing receivables:

Trade receivables related to the residual consumer activities of the Group represent only 1% and 1% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively

As of June 30, 2015, the Group has recorded the recovery of consumer financing receivables in the amount of Ps. 0.2 million, whereas as of June 30, 2014 the Group provided for recorded net gains (losses) on impairment of consumer financing receivables for an amount of Ps. 0,9 million. The estimation of the credit risk is complex and requires the use of rating and scoring models which are essential to measure default risk. In measuring the consumption credit risks of credit purchases made through credit cards and cash advances, the Group considers two components: (i) the probability of default by client or counterparty, and (ii) the likeable recovery rate of obligations in arrears. The models are reviewed regularly to check their effectiveness with respect to actual performance and, where necessary, to enhance them.

Receivables from the disposal of properties:

Trade receivables related to the disposal of properties represent 17% and 26% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

As of June 30, 2015, the Group recorded losses under receivables from the disposal of property in the amount of Ps. 6.7 million, whereas as of June 30, 2014 the Group recorded the recovery of receivables from the disposal of property in the amount of Ps. 0.3 million.

Receivables from the sale of agriculture products:

Trade receivables related to the sale of agriculture products and farmlands leases represent 23% and 26% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. The Group has a large customer base and is not dependent on any single customer.

As of June 30, 2015 and 2014, the Company has recognized losses with respect to receivables from the sale of agriculture products for an amount of Ps. 7.6 million and Ps. 8.2 million, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables (Continued)

As of June 30, 2015 and 2014, approximately 73% and 75% of the outstanding unimpaired receivables from the sale of agricultural products (neither past due nor impaired), respectively, relate to sales to 10 and 12 well-known companies with good credit quality standing. These entities or their parents have an available external credit rating. The Group reviews theses external ratings in credit agencies. As of June 30, 2015 and 2014, the remaining percentage of the outstanding unimpaired receivables from the sale of agricultural products is related to sales to a large number of customers whose external rating is not available. However, the total number of clients without an external credit rating is relatively stable. Most customers for which an external credit rating is unavailable are customers with more than six months in the Company and have had no defaults in the past. New customers with less than six months are regularly monitored. To date, the Group has not experience credit issues with these new customers.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Investment in financial assets

The following table shows investments in financial assets as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Non-current
Financial assets at fair value
Investment in equity securities in TGLT (i)	71,573	63,546
Investment in equity securities in Avenida Inc. S.A.	102,316	-
Investments in equity securities of Condor Hospitality Trust Inc. (formerly Supertel Hospitality Inc. due to change of corporate name)	348,854	211,170
Non-convertible notes related parties (Note 38)	100,000	-
Other securities in public companies	102	296
Total Investment in financial assets non-current	622,845	275,012
Current
Financial assets at fair value
Mutual funds	383,572	222,760
Investment in equity securities in Hersha (ii)	-	53,901
Non-convertible notes related parties (Note 38)	452	-
Corporate bonds	1,789	1,438
Government bonds	101,649	203,216
Other securities in public companies	16,640	14,318
Total Investment in financial assets current	504,102	495,633
Total Investment in financial assets	1,126,947	770,645

(i)
On November 4, 2010, the Group, acquired 5,214,662 shares of common stock of TGLT following TGLT initial public offering in the Buenos Aires Stock Exchange for Ps. 47.1 million in cash. TGLT is a residential housing developer with operations in Argentina and Uruguay. Following the initial acquisition, through successive purchases, the Group acquired 1,474,359 additional TGLT shares for an aggregate of Ps. 13.1 million. As of June 30, 2015, the Group’s interest in TGLT amounted to 6,689,021 shares, representing 9.51% of the capital stock.

(ii)
As of June 30, 2014, the balances consist of the Group’s interest in Hersha of 0.498%. Hersha is a Real Estate Investment Trust (REIT) listed in the NYSE, with interests in hotels throughout the United States of America.

Book value of the Group's investments in financial instruments denominated in foreign currencies is detailed in Note 41.

The maximum exposure to credit risk at the reporting date is the carrying value of these assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.	Derivative financial instruments

Group’s derivative financial instruments as of June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014
Assets
Non-current
Commodities options	1,195	-
Foreign-currency contracts	-	233
Warrant IDBD	199,256	-
Warrant Condor Hospitality Trust Inc. (i)	7,151	-
Total non-current	207,602	233
Current
Crops futures	396	4,750
Warrant IDBD (Note 3)	29,158	10,986
Foreign-currency contracts (Note 38)	-	16,072
Interest-rate swaps	-	1,089
Total Current	29,554	32,897
Total assets	237,156	33,130

Liabilities
Non-current
Commodities options	1,863	-
Foreign-currency contracts	3,030	-
Commitment to tender offer shares in IDBD (Note 3)	265,056	320,847
Total non-current	269,949	320,847
Current
Commodities options	6,637	753
Crops futures	11,477	-
Commitment to tender offer shares in IDBD (Note 3)	237,585	-
Foreign-currency contracts	7,035	52,666
Total Current	262,734	53,419
Total liabilities	532,683	374,266

(i) The balance represents the fair value of Condor Hospitality Trus Inc.’s warrants, which were acquired in February 2012.

Book value of Group's derivative financial instruments denominated in foreign currencies is detailed in Note 41.

The maximum exposure to credit risk at the reporting date is the carrying value of derivative financial instruments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.	Cash flow information

	June 30, 2015	June 30, 2014	June 30, 2013
Cash at bank and on hand	437,337	724,900	769,485
Short-term bank deposits	84,016	251,822	148,221
Financial trust	-	1,675	-
Mutual funds	112,340	24,590	129,880
Total cash and cash equivalents	633,693	1,002,987	1,047,586

Following is a detailed description of cash flows generated by the Group’s operations for the years ended as of June 30, 2015, 2014 and 2013:

		June 30, 2015	June 30, 2014	June 30, 2013
Profit (Loss) for the year		176,211	(1,408,408)	154,263
Adjustments for:
Income tax expense	28	303,350	(389,415)	33,519
Depreciation and amortization	10,11,13	257,822	296,919	279,738
Gain from disposal of investment property		(1,150,230)	(230,918)	(177,999)
Gain from disposal of farmlands		(550,462)	(91,356)	(149,584)
Loss / (Gain) from disposal of property, plant and equipment	35	893	366	(1,379)
(Gain) / Loss on the revaluation of receivables arising from the sale of farmland		(52,984)	(20,751)	3,165
Disposal of unused intangible assets		380	162	-
Release of investment property and property, plant and equipment		1,963	2,623	5,226
Dividends income		(16,622)	(15,041)	(23,249)
Share-based payments		30,823	68,614	10,549
Unrealized loss / (gain) on derivative financial instruments	35, 36	131,006	350,133	(49,468)
Changes in fair value of investments in financial assets	36	(187,529)	(379,091)	(23,739)
Interest expense, net	36	773,659	596,246	400,652
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest.		(105,094)	(405,771)	(176,471)
Changes in the net realizable value of agricultural produce after harvest		34,471	17,447	(11,756)
Provisions		90,244	112,653	98,723
Share of profit of associates and joint ventures	8,9	1,024,972	408,651	9,818
Reversal of currency translation adjustment		(188,323)	-	-
Unrealized foreign exchange, net		645,098	1,946,071	517,755
Loss from repurchase of Non-convertible Notes		1,945	44,688	-
Gain from purchase of subsidiaries		-	-	(136,724)
Gain from disposal of equity interest in subsidiaries, associates and joint ventures		(22,075)	-	(15,433)
Changes in operating assets and liabilities:			-
Decrease in biological assets		114,618	286,554	286,731
Increase in inventories		(131,678)	(196,831)	(56,929)
Decrease in trading properties		44	7,145	4,466
(Decrease) Increase in trade and other receivables		(479,919)	268,270	(265,428)
(Decrease) Increase in derivative financial instruments		4,225	(6,331)	(32,019)
(Decrease) Increase in trade and other payables		144,786	(169,958)	220,067
Increase in payroll and social security liabilities		84,939	71,633	19,734
(Decrease) Increase in provisions		(12,112)	(1,230)	7,090
Net cash generated from operating activities before income tax paid		924,421	1,163,074	931,318

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.	Cash flow information (Continued)

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2015, 2014 and 2013:

	June 30, 2015	June 30, 2014	June 30, 2013
Increase in restricted funds from the sale of farmlands	590,490	-	-
Reimbursement of expired dividends	811	2,771	-
Dividends payable	42,772	56,625	4,169
Decrease of borrowings trough a decrease in investment in associates and joint ventures	136,685	-	-
Increase of financial assets through a decrease in investment in associates and joint ventures	30,089	-	-
Increase in investments in associates and joint ventures through a decrease in financial assets	12,744	-	-
Decrease of investment in associates and joint venture through an increase in trade and other receivables	-	476	-
Decrease in equity through an increase in trade and other payables	-	-	1,164
Decrease in equity through an increase in borrowings	-	-	1,640
Decrease of investment in subsidiaries through an increase in trade and other receivables	-	-	20,869
Increase of investment in joint ventures through a decrease in trade and other receivables	-	-	13,175
Increase in property, plant and equipment through an increase in trade and other payables and borrowings	2,326	756	2,480
Decrease in property, plant and equipment and investment properties through an increase in trade and other receivables	-	23,581	174,847
Decrease in intangible assets through an increase in assets held for sale	-	77,085	-
Increase in trading properties through a decrease in intangible assets	-	7,150	-
Decrease in trading properties through a decrease in trade and other payables	1,135	-	-
Decrease in investment properties through an increase in property, plant and equipment	-	12,231	-
Decrease in investment properties through an increase in trade and other receivables	-	-	118,936
Decrease in investment properties through an increase in intangible assets	-	998	-
Decrease in investment properties through an increase in assets held for sale	-	1,098,990	-
Decrease in trade and other receivables through an increase in assets held for sale	-	17,990	-
Decrease in trade and other receivables through a decrease in borrowings	-	-	12,503
Decrease in trade and other payables through an increase in liabilities directly associated with assets classified as held for sale	-	170,245	-
Decrease in borrowings through an increase in liabilities directly associated with assets classified as held for sale	-	603,021	-
Decrease in deferred income tax liabilities through an increase in liabilities directly associated with assets classified as held for sale	-	33,346	-
Increase in restricted assets through a decrease in trade and other payables	-	146,394	-
Stock plan granted	(15,718)	-	-
Distribution of treasury stock	(54,876)	-	-
Options expired	106,134	-	-
Distribution of dividends not yet paid	4,594	-	-
Decrease in derivative financial instruments through an increase in assets held for sale	-	299	-
Decrease in restricted assets through an increase in assets held for sale	8,742	163,501	-
Decrease in borrowings trough an increase of investment in associates, subsidiaries and joint ventures	-	23,829	-
Increase in investments in financial assets through an increase in borrowings	-	-	18,767

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22.	Trade and other payables

The table below shows trade and other payables as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Non-current
Admission rights	146,036	113,617
Sales, rent and services payments received in advance	63,986	51,638
Guarantee deposits	6,236	6,759
Total non-current trade payables	216,258	172,014
Other tax payables	6,404	9,166
Deferred income	7,420	7,914
Shareholders’ personal tax payable	865	1,170
Tax amnesty plan for payable taxes	24,268	15,014
Others	8,793	11,287
Total non-current other payables	47,750	44,551
Related parties (Note 38)	46	195
Total non-current trade and other payables	264,054	216,760
Current
Trade payables	301,719	289,825
Accrued invoices	222,831	173,193
Admission rights	142,709	111,024
Sales, rent and services payments received in advance	226,237	244,700
Guarantee deposits	14,302	13,413
Total current trade payables	907,798	832,155
Withholdings tax	6,048	3,020
VAT payables	43,953	28,521
Gross sales tax payable	2,004	1,150
Other tax payables	110,257	59,303
Deferred revenue	24,366	495
Dividends payable	123,888	24,032
Tax amnesty plan for payable taxes	280	306
Shareholders’ personal tax payable	4,666	5,076
Others	30,174	11,117
Total current other payables	345,636	133,020
Related parties (Note 38)	53,401	39,005
Total current trade and other payables	1,306,835	1,004,180
Total trade and other payables	1,570,889	1,220,940

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of Group's trade and other payables denominated in foreign currencies are detailed in Note 41.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Payroll and social security liabilities

The table below shows payroll and social security liabilities as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Non-current
Provision for vacations and bonuses	1,594	-
Social security liabilities	2,323	4,598
Others	1,622	443
Non-current payroll and social security liabilities	5,539	5,041
Current
Provision for vacations and bonuses	184,316	166,276
Social security liabilities	38,619	28,600
Salaries payable	3,066	2,247
Share-based payments	852	-
Others	3,547	5,423
Current payroll and social security liabilities	230,400	202,546
Total payroll and social security liabilities	235,939	207,587

24.	Provisions

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

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor and legal claims	Tax and social security claims	Investments in associates and joint ventures (i)	Total
At June 30, 2013	47,054	1,691	39,091	87,836
Additions	31,710	478	115,359	147,547
Used/ recovered during fiscal year	(21,088)	(577)	-	(21,665)
Contributions	-	-	(16,667)	(16,667)
Currency translation adjustment	4,947	-	39,199	44,146
At June 30, 2014	62,623	1,592	176,982	241,197
Additions	47,479	285	159,022	206,786
Used/ recovered during fiscal year	(32,767)	(399)	(59)	(33,225)
Contributions	-	-	(1,522)	(1,522)
Currency translation adjustment	175	-	28,508	28,683
At June 30, 2015	77,510	1,478	362,931	441,919

(i) Corresponds to equity interests in associates and joint ventures with negative equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Provisions (Continued)

The analysis of total provisions is as follows:

	June 30, 2015	June 30, 2014
Non-current	386,948	220,489
Current	54,971	20,708
	441,919	241,197

Included within provisions are certain amounts the Group provided for the following cases which are further detailed below:

Litigation with Exagrind S.A.

Cresud filed a lawsuit through Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company) on claims for damages and losses produced by a fire in one of the Company's farms, “San Rafael” farm, which is close to Exagrind’s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. Exagrind claimed an amount of Ps. 2.9 million at that date. The extraordinary appeal to the High Court of Justice of the Province of Catamarca, questioning the resolution that ended the term to respond the case, arguing that at that moment, the period was not completed, was favorably received. Therefore, Cresud finally responded the case and showed proofs. As of the consolidated financial statements date, the parties have been notified that the term to submit allegations has started to run. In March 2007, the court ordered an inhibition of assets which was subsequently lifted. This decision was lifted in June 2007 and Tali Sumaj farm on attachment has been accepted in replacement. Exagrind S.A. requested that the measure be extended with an attachment of bank accounts; this ruling has been challenged and to date the accounts have not been attached. In June, 2010, the Company sold the farm to a third party. Since the litigation is still pending, the bond posted in favor of the buyer remains effective as security for the obligations undertaken The Group has recorded a provision amounting to Ps. 1.5 million, which is included within “Labor, legal and other claims”.

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

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Provisions (Continued)

Real Estate Business

Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group, through IRSA Propiedades Comerciales S.A., acquired through a public bidding the building known as Ex-Escuela Gobernador Vicente de Olmos located in the city of Córdoba for the amount of Ps. 32,522. As explained in Note 29, this property is affected to a concession contract.

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin theatre.

IRSA Propiedades Comerciales S.A. has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2015, the property is still operated by the Group and is recorded under Investment properties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings

Group’s borrowings at June 30, 2015 and 2014 are as follows:

						Book Value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective Interest rate %	Nominal value (in million)	June 30, 2015	June 30, 2014
Non-current
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	290,205	259,192
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	Badlar + 400 bps	176	-	117,299
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	998,594	896,032
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	308,022	-
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Floating	Badlar + 350 bps	187	185,684	-
CRESUD NCN Class XX due 2017 (iii)	Unsecured	US$	Fixed	2.50%	18.2	56,278	-
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 bps	-	-	209,297
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 bps	10.8	10,730	10,734
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	149	1,352,655	1,210,359
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	139.5	1,202,130	1,070,428
IRSA Propiedades Comerciales NCN Class I due 2017	Unsecured	US$	Fixed	7.88%	114.3	1,021,782	839,081
Syndicated loan (iv)	Unsecured	Ps.	Fixed	(iv)	126.5	-	74,964
Long term loans	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	117,574	111,363
Long term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	9,911	16,665
Long term loans	Unsecured	Ps.	Fixed	15.01%	24	-	6,804
Long term loans	Secured	Rs.	Floating	4.00 to 7.23 and TJLP + 3.45 to 4.45 Selic	-	155,727	204,012
Seller financing (v)	Secured	US$	Fixed	3.50%	6.8	70,959	121,256
Finance lease obligations	Secured	US$	Fixed	10.75% - 7.14% to 13.28%	0.5	1,389	1,187
Finance lease obligations	Unsecured	Rs.	Fixed	6.92%		12,308	-
Long term loans (vi)	Unsecured	Ps.	Fixed	(vi)	14.3	8,158	13,359
Long term loans	Secured	Bol.	Floating	7% to 10.19%	13.5	3,396	5,799
Long term loans	Secured	Rs.	Floating	TJLP + 3.00 to 3.10	-	5,028	5,946
Long term loans	Secured	Rs.	Floating	5.50 to 8.70	-	331	3,900
Related parties	Unsecured	Ps.	Fixed/ Floating			22,112	137,658
Non-current borrowings						5,832,973	5,315,335

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective Interest rate %	Nominal value (in million)	June 30, 2015	June 30, 2014
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	-	499,113
CRESUD NCN Class XI due 2015 (i)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	-	39,647
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	-	69,971
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	-	644,965
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	102	150
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	Badlar + 400 bps	176	120,760	63,883
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	4,986	4,222
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	172,602	-
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	1,141	-
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Fixed	27.50%	187	803	-
CRESUD NCN Class XX due 2017 (ii)	Unsecured	US$	Fixed	2.50%	18.2	812	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50	149	47,318	41,472
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 bps	209.4	214,084	4,325
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 bps	10.8	258	255
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	139.5	62,798	55,494
IRSA Propiedades Comerciales S.A. NCN Class I due 2017	Unsecured	US$	Fixed	7.88%	114.3	10,677	8,732
Bank overdrafts	Unsecured	Ps.	Fixed	22.54%	19,430	609,153	153,330
Bank overdrafts (vii)	Unsecured	Ps.	Floating	-	-	681,553	401,963
Short term loans (vi)	Unsecured	Ps.	Fixed	15.25%	14.43	106,469	2,873
Short term loans	-	Ps.	Fixed	-	-	-	9,733
Short term loans (viii)	Unsecured	Ps.	Fixed	(viii)	106.4	5,854	12,886
Short term loans	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	10,204	9,267
Short term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	7,576	4,285
Short term loans	Unsecured	Rs.	Floating	TJLP + 3.00 to 4.40	-	4,750	11,024
Short term loans	Unsecured	Rs.	Floating	7.51 to 15.12%%	-	74,990	165,121
Short term loans	Unsecured	Ps.	Fixed	15.01%	24	6,875	6,880
Short term loans	Secured	Rs.	Floating	4.00 to 7.23 and TJLP + 3.45 to 4.45 Selic	-	27,744	47,056
Other short term loans	Unsecured	-	-	-	-	15,088	74,344
Short term loans	Secured	Rs.	Floating	5.5 to 8.70	-	2,763	6,699
Syndicated loans (iv)	Unsecured	Ps.	Fixed	(iv)	75.6	75,485	101,339
Seller financing	Secured	US$	Fixed	3.5% and 5%	16.4	-	28,670
Seller financing	Secured	Rs.	Floating	-	-	85,037	165,521
Seller financing	Secured	Rs.	Floating	IGP-M	-	58,064	-
Short term loans	Secured	Rs.	Floating	1.6905 + Exchange rate variation	-	29,001	-
Finance lease obligations	Secured	US$	Fixed	10.75% and 7.5%	0.5	1,880	2,102
Finance lease obligations	Unsecured	Rs.	Fixed	6.92%	-	9,890	-
Other short term loans	Secured	Bol.	Floating	7% and 10.19%	13.5	3,115	2,603
Related parties (Note 38)						14,198	1,566
Current borrowings						2,466,030	2,639,491
Total borrowings						8,299,003	7,954,826

(i)	Includes an outstanding balance of Ps. 5,068 and Ps. 9,011 with ERSA and PAMSA, respectively, as of 06.30.14.
(ii)	Includes an outstanding balance of Ps. 437 and Ps. 1,871 with ERSA and PAMSA, respectively, as of 06.30.15.
(iii)	Includes an outstanding balance of Ps. 21,048 and Ps. 90,212 with ERSA and PAMSA, respectively, as of 06.30.15.
(iv)
On November 16, 2012 the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribed a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 37).

(v)
Debt incurred to fund the purchase of Soleil Factory net assets (investment property): Mortgage financing of US$ 20.7 million with a fixed 5 % interest rate due in June 2017. As of the date of these financial statements, the mentioned capital is fully canceled. Debt incurred to the purchase of Zetol S.A.'s shares (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built. Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (trading properties).

(vi)
On December 23, 2013 the Company subscribed a new loan with Banco Citibank N.A. for an amount of Ps. 5.9 million and shall accrue interest at a rate of 15.25%. Principal will be repaid in 9 consecutive quarterly installments beginning in December 2014. Additionally, on December 30, 2014 the Company subscribed a new loan with Banco Citibank N.A. for an amount of Ps. 10 million and shall accrue interest at a rate of 26.50%. Principal will be repaid in 9 consecutive quarterly installments beginning in December 2015.

(vii)
As of June 30, 2015 and 2014, bank overdrafts were drawn on several domestic financial institutions. The Company has bank overdrafts of less than three months bearing floating interest rates ranging from 15% to 55% per annum.

(viii)
On December 12, 2012, a loan has been entered into with Banco Provincia de Buenos Aires in the amount of Ps. 29 million. Principal will be repaid in 9 consecutive quarterly installments beginning in December 2013.  Finally, on June 3, 2015, a loan has been entered into with Banco Provincia de Buenos Aires in the amount of Ps. 100 million. Principal will be repaid at due date December 2015. On February 3, 2014 a loan has been entered into for an amount of Ps. 20 million and on December 23, 2014, a loan has been entered into with Banco Provincia for an amount of Ps. 120 million. At the date of issuance of these financial statements are both fully canceled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.   Borrowings (Continued)

At June 30, 2015 and 2014, total borrowings include collateralized liabilities (seller financing and loans) of Ps. 444.4 million and Ps. 594.8 million, respectively. These borrowings are mainly collateralized by investment property and properties, plant and equipment of the Group (Notes 10 and 11).

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

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	June 30, 2015	June 30, 2014
Fixed rate:
Less than one year	923,763	1,740,894
Between 1 and 2 years	2,577,736	137,819
Between 2 and 3 years	691,857	871,361
Between 3 and 4 years	670,514	805,440
Between 4 and 5 years	171,309	1,722,431
More than 5 years	1,273,090	1,106,081
	6,308,269	6,384,026
Floating rate:
Less than one year	1,329,516	753,708
Between 1 and 2 years	254,301	355,614
Between 2 and 3 years	43,137	175,371
Between 3 and 4 years	39,804	32,880
Between 4 and 5 years	46,731	29,546
More than 5 years	40,485	70,373
	1,753,974	1,417,492
Do not accrue interest:
Less than one year	200,981	142,787
Between 1 and 2 years	5,360	426
Between 2 and 3 years	3,803	294
Between 3 and 4 years	1,124	2,520
Between 4 and 5 years	27	3,992
	211,923	150,019
	8,273,536	7,951,537

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.   Borrowings (Continued)

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the impact of discounting is not significant. The fair value of all debts that are not quoted in the market are valued at their technical value, that is, nominal value plus accrued interest.

The fair values of non-current borrowings at fixed-rate (excluding finance leases) are as follows:

	June 30, 2015	June 30, 2014
Cresud Class XIII NCN due 2015	-	647,198
Cresud Class XIV NCN due 2018	291,247	260,673
Cresud Class XX NCN due 2017	165,614	-
Cresud Class XVI NCN due 2018	993,220	888,920
Cresud Class XVIII NCN due 2019	306,890	-
IRSA NCN due 2017	1,430,459	1,244,281
IRSA CP NCN Class I due 2017	1,091,287	976,661
IRSA NCN due 2020	1,585,947	1,422,987
Seller financing	-	354,900
Syndicated loan	-	191,185
Long term loans	161,213	501,592
Related parties loans (Banco Hipotecario)	630	-
Total	6,026,507	6,488,397

The following classes of NCN were outstanding as of each of June 30, 2015 and 2014:

(a)	Class VIII NCN

On September 7, 2011, Cresud issued Class VIII NCN which are denominated in US$ for a nominal amount of US$ 60 million, due 36 months after the issue date and fully repayable at maturity. They bear interest at a fixed rate of 7.5% payable semiannually on September 7 and March 7 each year.

As of June 30, 2015 this class has been fully paid.

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

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.   Borrowings (Continued)

Class X NCN, for a nominal value of US$ 31.5 million (equivalent to Ps. 142 million at issue date), due 24 months after the issue date shall be payable in pesos at the exchange rate prevailing on the payment date. Interest accrued a fixed annual rate of 7.75% annually, and were paid quarterly in arrears, while amortization was made in three consecutive payments, the first two in an amount equal to 33.33% each of the face value, and the last payment in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class X Non-Convertible notes on the 18th, 21th and 24th months as from the issue date.

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

As of June 30, 2015 these classes have been fully paid.

(c)	Class X Tranche 2 NCN

On September 19, 2013, the Company issued Series Five of the Second Tranche of Class X Corporate Notes for a nominal value of US$ 30 million. As a consequence, the aggregate principal amount of Class X Corporate Notes was US$ 61.5 million, taking into consideration the US$ 31.5 million issued on June 21, 2012. The Second Tranche of Class X Corporate Notes is fully exchangeable for Class X Corporate Notes.

As of June 30, 2015 this class has been fully paid.

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

Corporate Notes Class XIII, for a nominal value of US$ 79.4 million (equal to Ps. 397.9 million at issue date) due 27 months following the issue date, accrue interest at an annual fixed rate of 1.90% payable quarterly in arrears, while the amortization is paid in two consecutive installments on the 24th and 27th monthly anniversary of the issue date.

As of June 30, 2015 these classes have been fully paid.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

Class XIV NCN

On May 22, 2013, the Company issued Series 7 of Non-Convertible Corporate Notes for a nominal value of US$ 32 million (equivalent to Ps. 167.5 million at issue date), in a single class.

Class XIV Corporate Notes are due 60 months after the date of issuance and accrue interest on a quarterly basis at a 1.5% fixed rate. Interest is payable quarterly in arrears whereas the principal is amortized in two consecutive payments on the 54 and 60 months following the issue date.

(e)	Class XV and XVI NCN

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

Class XVI Non-Convertible Notes, for a face value of US$ 109.11 million, with an issuance price of 102.3% (equivalent to Ps. 661.18 million at issue date) and falling due 60 months after the issuance date, accrue interest at fixed annual rate of 1.50%. Interest is payable quarterly in arrears whereas the principal will be amortized in two consecutive equal payments on the 54 and 60 months following the issue date.

(f)	Classes XVII and XVIII NCN

On September 12, 2014, the Ninth Series of simple corporate notes was issued in the equivalent amount of Ps. 455.3 million, in two classes.

Class XVII Non-Convertible Notes, for a face value of 171.8 million and falling due 18 months after the issuance date, will accrue interest at a variable rate (Badlar plus 250 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment 18 months following the issuance date. The issuance price was 100.0% of the nominal value.

Class XVIII Non-Convertible Notes, for a face value of US$ 33.7 million, with an issuance price of 102.179% of the nominal value resulting US$ 34.4 equivalent to Ps. 289.7 million at issue date and falling due 60 months after the issuance date, will accrue interest at fixed annual rate of 4%. Interest will be payable quarterly in arrears whereas the principal will be amortized in two consecutive payments on the 54 and 60 months following the issuance date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

(g)	Classes XIX and XX NCN

On March 13, 2015, the tenth Series of simple corporate notes was issued in the amount equivalent to Ps. 352.8 million nominal value, in two classes.

Class XIX Non-Convertible Notes, for a face value of Ps. 187.0 million and falling due 18 months after the issuance date, will accrue interest at fixed rate of 27.5% during the first twelve months and will accrue interest at floating rate the remaining six months (Badlar plus 350 basis points). The issuance price was 100% of the nominal value.  Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment 18 months following the issuance date.

Class XX Non-Convertible Notes, for a face value of US$ 18.2 million, with an issuance price of 104% of the nominal value resulting US$ 18.9 equivalent to Ps. 165.8 million and falling due 24 months after the issuance date, will accrue interest at fixed annual rate of 2.5%. Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment 24 months following the issuance date.

Classes VIII, IX, X, XI, XII, XIII, XIV, XV, XVI, XVII, XVIII, XIX and XX NCN contain certain customary covenants, events of default and restrictions, as well as limitations on transactions with affiliates, among other compliance requirements. The Company is also required to comply with a financial ratio in connection with incurrence of additional indebtedness: the ratio of short-term borrowings over total assets should be lower than 0.35. Currently, this financial covenant is measured on a quarterly basis as of the end of each period based on the unconsolidated accounts of Cresud. As of the date of issuance of these Financial Statements, there is no evidence of not compliance with ratios above-mentioned.

Repurchase of Non-convertible Notes Class XIII

On November 17, 2014, the Company repurchased 10,000,000 bond of NCN Class XIII, due on May 22, 2015 in the amount of Ps. 85.5 million.

On May 20, 2015, the Company purchased 44,905,380 Class XIII Notes in the amount of Ps. 201.9 million through certain stock transactions carried out in the local market.

As of June 30, 2015 this class has been fully paid.

Repurchase of Non-convertible Notes Class XII

On June 15, 2015, the Company repurchased 50,000,000 bond of NCN Class XIII, in the amount of Ps. 17.65 million.

As of June 30, 2015 this class has been fully paid.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

Notes issued by subsidiary undertakings

(a)	IRSA NCN due 2017 and 2020

On February 2, 2007, IRSA issued US$ 150 million at a nominal fixed rate 8.5% NCN. The notes are due February 2017 and principal is paid at maturity. Interest is payable on February and August of each year as from August 2007.

This issue was in the framework of the global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution N° 15,529 and 15,537 of the CNV dated December 7 and December 21, 2007. On February 25, 2010, the Board of Directors of IRSA expanded the amount to up to US$ 400 million as mandated by the Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009.

As part of the expanded program, on July 20, 2010 IRSA issued NCN for an amount of US$ 150 million at a nominal fixed rate of 11.5%. The notes are due July 2020 and principal is paid at maturity. Interest is payable on January 20 and June 20 of each year as from January 20, 2011.

IRSA NCN due 2017 and 2020 contain certain customary covenants and restrictions, including among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies.

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

(i)
50% of IRSA’s cumulative consolidated net income; or 75% of IRSA’s cumulative consolidated net income if the coverage of consolidated interest ratio is at least 3.0 to 1; or 100% of IRSA’s cumulative consolidated net income if the coverage of consolidated interest ratio is at least 4.0 to 1;

(ii)	net cash proceeds from new capital contributions;
(iii)	reduction of the indebtedness of IRSA or its restricted subsidiaries;
(iv)	reduction in investments in debt certificates (other than permitted investments);
(v)	distributions received from unrestricted subsidiaries.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

(b)	IRSA CP NCN Class I due 2017

On May 11, 2007, IRSA CP issued two parts of notes for a total amount of US$ 170 million. One of the series (Series I) consists of US$ 120 million notes at a nominal fixed rate of 7.87% due May 2017 while the other (Series II) comprises Ps. 154.0 million (equivalent to US$ 50 million) notes at a nominal fixed rate of 11.0% due in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year as from November 11, 2007; principal due in May 11, 2017. Interest on the Series II was paid on June 11 and December 11 of each year as from December 11, 2007; principal was due in seven equal and consecutive semi-annual installments as from June 11, 2009. As of June 30, 2012, Series II is completely canceled.

These issuances were part of a global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution N° 15,614 of the CNV dated April 19, 2007. On October 29, 2009, the Ordinary and IRSA CP's Extraordinary Meeting of Shareholders expanded the amount to up to US$ 400 million.

NCN Series I due 2017 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of substantially all assets of the Company. For additional indebtedness IRSA CP is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges.

(c)	IRSA NCN due 2013 and 2014

On February 10, 2012, IRSA placed, through public offer, NCN for a total amount of Ps. 300 million. These issuances were part of a global issuance program of notes approved by the Ordinary Meeting of Shareholders on October 31, 2011, and two Series due 2013 (Series III) and 2014 (Series IV) were issued, as described:

•
Class III Corporate Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.2 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months, and interests to be paid in 6 installments, on a quarterly basis, from May 14, 2012. Class III is fully canceled.

•
Class IV Corporate Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equal to Ps. 146.9 million), to be matured 24 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be amortized in 4 equal and consecutive payments within 15, 18, 21 and 24 months, to be paid in 8 installments, on a quarterly basis, from May 14, 2012. Class IV is fully canceled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

(d)	IRSA NCN due 2015 and 2017

On February 26, 2014, Class V and VI were issued for an amount of Ps. 220.2 million. Company's NCN due 2015 and Company's NCN due 2017 both contain certain customary covenants and restrictions, including among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies.

Class V Non-Convertible Notes ("Class V"), were issued for an amount of Ps. 209,397,900. The securities were issued at par value and priced at a floating interest rate equal to Badlar rate plus 395 basis points. The principal of Class V will be repaid through a single payment on the maturity date. Class V matures within 18 months from the date of issue. Interest will be paid quarterly. Class V is fully canceled.

Class VI Non-Convertible Notes ("Class VI"), were issued for an amount of Ps. 10,790,322. The securities were issued at par value and priced at a floating interest rate equal to Badlar rate plus 450 basis points. The principal of Class VI will be repaid through a single payment on the maturity date. Class VI matures within 36 months from the date of issue. Interest will be paid quarterly on May 26, 2014, August 26, 2014, November 26, 2014, February 26, 2015, May 26, 2015 and August 26, 2015, November 26, 2015, February 26, 2016, May 26, 2016, August 26, 2016, November 28, 2016 and February 27, 2017.

As of the date of issuance of these Financial Statements, there is no evidence of not compliance with all ratios above-mentioned.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

Seller financing

The Group maintains seller financing borrowings relating to the acquisition of certain investment properties, property, plant and equipment, trading properties and subsidiaries. Seller financing of the Group are as follows:

		Book value
Acquisition	Detail	June 30, 2015	June 30, 2014
Soleil Factory (investment property)	Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.	-	85,254
Zetol S.A. (trading property)	Mortgage financing of US$ 7 million with a fixed 3.5% interest rate.	49,688	43,265
Vista al Muelle S.A. (trading properties)	Mortgage financing with a fixed 3.5% interest rate.	21,271	21,407
Alto Tacuarí (property, plant and equipment)	Unsecured financing of Rs 34 million with variable interest rate at 100% of the Interbank Deposit Certificate rate (“CDI”), due in June 2012.	85,037	96,240
Nova Buriti (property, plant and equipment)	Unsecured financing of Rs 21.7 million adjusted based on the General Price Index (“IGP-M”), due in June 2012.	58,064	69,281
		214,060	315,447

Loans and bank overdrafts

As of June 30, 2015 and 2014, short-term and long-term loans were granted by several domestic financial institutions. They are repayable at various dates between July 2013 and July 2020, and bear either fixed interest rates ranging from 1.5% to 15.01% per annum, or variable interest rates mainly based on Badlar plus spreads ranging from 249 to 410 basis points.

As of June 30, 2015 and 2014, bank overdrafts were drawn on several domestic financial institutions. The Group has bank overdrafts of less than three months bearing fixed interest rates ranging from 15% to 55% per annum.

IRSA CP

On November 14, 2012, IRSA CP’s Board of Directors approved the subscription of a syndicated loan contract entered into by different banking institutions for the amount of Ps. 118 million. Principal shall be payable in nine quarterly and consecutive installments and shall accrue interest at a fixed annual nominal rate of 15.01%. Interests shall be payable on a monthly basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

Brasilagro

Our subsidiary Brasilagro raised short and long term financing granted by Banco Itaú and Banco do Nordeste to fund sewing expenses, the development of the Cremaq project and the acquisition of Jaborandi. The Banco do Nordeste and Banco Itaú require that borrower hold deposits in investment mutual funds bearing interest at the interbank certificate of deposit rate (published by CETIP, who provides custodian and depository services) until October 2021 and February 2015, respectively.

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

Contribution expense was Ps. 2.9 million, Ps. 10.2 million and Ps. 6.4 million for the years ended June 30, 2015, 2014 and 2013, respectively and was recognized in the income statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Share-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

The Group has an equity incentive plan, which aims at certain selected employees, directors and top management of the Company, IRSA and IRSA CP (the “Participants”). Participation in the plan is voluntary and employees are invited to participate by the Board.

This Plan was effectively established on September 30, 2011 and is administered by the Board of Directors of the Company, IRSA and IRSA CP, as the case may be, or a committee appointed by the Board of Directors of the respective companies.

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

On the other hand, the Plan provides an extraordinary bonus in the medium term. Shares granted as part of the bonus shall be transferred to the participants, there being no restriction whatsoever established by the Plan. As of the date of these financial statements, the Group transferred 685,568 shares related to this special bonus.

As of June 30, 2015, 2014 and 2013, the Company set up a reserve for the incentive plan under Shareholder’s Equity in the amount of Ps. 35.5 million, Ps. 79.2 million and Ps. 10.6 million, respectively. The reserve was based on the fair value of the shares to be granted under the Company’s contribution, on a proportional basis to the employee’s permanence in the plan and adjusted for the probability that these beneficiaries may leave the Company before the required term has elapsed and/or the conditions to be entitled to the Plan benefits are met as of each period end.

As of June 30, 2015, 2014 and 2013, the Group recognized a charge in connection with the Incentive Plan and special bonus of Ps. 30.8 million, Ps. 92.2 million and Ps. 9.7 million, respectively. The total cost of the plan that has not yet been recognized because the term for the full granting of the benefit is still effective amounts to Ps. 56.4 million, Ps. 64.6 million and Ps. 22.3 million, respectively. This cost is expected to be recognized over an approximately two-year period.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Share-based payments (Continued)

As of June 30, 2015, the Company granted 1.2 million shares, whereas no shares were granted as of June 30, 2014.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2015	June 30, 2014
At the beginning	10,033,785	3,232,474
Additions	308,426	6,922,479
Granted	(1,883,077)	-
Disposals	(845,497)	(121,168)
At the end	7,613,637	10,033,785

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

Brasilagro’s Stock Option Plan has five beneficiaries and grants 233,689, 206,425 and 206,425 stock options at an exercise price of Rs. 8.97, Rs. 8.25, and Rs. 8.52 per share, respectively. The options may be exercised in full as from August 12, 2012, July 3, 2014 and September 4, 2014, respectively, and are exercisable during three years as from the time they become exercisable. As of June 30, 2015, none of the stock options was exercised or cancelled and 177,213 expired. As of June 30, 2014, none of the stock options was exercised, 109,054 were canceled and 68,159 expired.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Share-based payments (Continued)

The Group did not recognize any charge for the fiscal year ended June 30, 2015 related to Brasilagro Stock Option Plan. During the fiscal years ended June 30, 2014 and 2013, the Group had recognized a charge of Ps. 2.5 million and Ps. 0.8 million, respectively.

The fair value of the Brasilagro’s awards was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non-transferability, expected volatility, exercise restrictions and behavioral considerations.

Key grant-date fair value and other assumptions under the Brasilagro Stock Option Plan are detailed below.

Grant date	First tranche	Second tranche	Third tranche
Expected Volatility	67.48%	41.62%	40.50%
Expected life	5 years	5 years	5 years
Risk free rate	11.36%	9.37%	9.12%
Expected dividend yield	1.00%	0.50%	0.50%
Fair value per option	Rs 6.16	Rs 3.60	Rs 4.08
Exercise Price	Rs 8.97	Rs 8.25	Rs 8.52
Due date	08/12/2015	07/03/2017	09/04/2017

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Brasilagro Stock Option Plan are as follows:

	June 30, 2015
	First tranche		Second tranche		Third tranche
	Exercise price	Options	Exercise price	Options	Exercise price	Options
At the beginning	Ps. 8.97	301,848	Ps. 8.25	260,952	Ps. 8.52	260,952
Granted	-	-	-	-	-	-
Canceled	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	(68,159)	-	(54,527)	-	(54,527)
At the end	Ps. 8.97	233,689	Ps. 8.25	206,425	Ps. 8.52	206,425

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Share-based payments (Continued)

	June 30, 2014
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

Out of the 256,000 outstanding Brasilagro Warrants under the first tranche, 256,000 Warrants were exercisable as of June 30, 2015 and 2014.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Share-based payments (Continued)

Brasilagro Warrants of the first issuance outstanding at each period end under have the following expiry date and exercise prices:

		Shares (i)
Expiry:	Exercise price per share	June 30, 2015	June 30, 2014
April 27, 2021	Rs 16.72	256,000	256,000

(i)	From the Brasilagro Warrants under the first tranche 177,004 and 175,223 were owned by the Company as of June 30, 2015 and 2014, respectively.

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

Out of the warrants under the second issuance 168,902 were held by the Company as of June 30, 2015 and 2014.

28.	Taxes

The Group’s income tax has been calculated on the estimated taxable profit for the years ended June 30, 2015, 2014 and 2013, at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Taxes (Continued)

The detail of the provision for the Group’s income tax is as follows:

	June 30, 2015	June 30, 2014	June 30, 2013
Current income tax	(687,214)	(267,805)	(251,342)
Deferred income tax	390,921	676,136	218,440
Minimum Presumed Income Tax	(7,057)	(18,916)	(617)
Income tax	(303,350)	389,415	(33,519)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Brazil	between 25% - 34%
Uruguay	between 0% - 25%
Bolivia	25%
United States	between 0% - 45%
Bermudas	0%

Deferred tax assets and liabilities of the Group as of June 30, 2015 and 2014 will be recovered as follows:

	June 30, 2015	June 30, 2014
Deferred income tax asset to be recovered after more than 12 months	1,199,230	1,211,186
Deferred income tax asset to be recovered within 12 months	407,254	90,414
Deferred income tax assets	1,606,484	1,301,600

	June 30, 2015	June 30, 2014
Deferred income tax liabilities to be recovered after more than 12 months	(905,779)	(903,373)
Deferred income tax liabilities to be recovered within 12 months	(199,210)	(15,630)
Deferred income tax liabilities	(1,104,989)	(919,003)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Taxes (Continued)

The movement in the deferred income tax (opened by assets and liabilities) during the years ended June 30, 2015 and 2014, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax assets	Tax loss carry-forwards	Advanced payments from customers	Investments	Investment properties and property, plant and equipment	Trading properties	Others	Total
As of June 30, 2013	334,469	96,520	68,994	-	17,890	77,933	595,806
Charged / (Credited) to the income statements	625,081	4,778	-	-	-	(2,732)	627,127
Currency translation adjustment	60,145	1,990	-	-	-	16,532	78,667
As of June 30, 2014	1,019,695	103,288	68,994	-	17,890	91,733	1,301,600
Charged to the income statements	162,266	222,353	71,555	68,790	6,932	27,236	559,132
Reserve for changes in investment in subsidiaries	(50,359)	-	-	-	-	-	(50,359)
Use of tax loss carryforwards	(157,367)	-	-	-	-	-	(157,367)
Currency translation adjustment	(41,331)	401	-	-	-	(5,592)	(46,522)
As of June 30, 2015	932,904	326,042	140,549	68,790	24,822	113,377	1,606,484

Deferred income tax liabilities	Investment properties	Property, plant and equipment	Biological assets	Investments	Trade and other receivables	Others	Total
As of June 30, 2013	(577,883)	(163,143)	(68,146)	(50,803)	(65,166)	(19,953)	(945,094)
Charged / (Credited) to the income statements	49,362	7,420	(41,260)	(2,608)	(5,358)	32,567	40,123
Additions for business combination	33,346	-	-	-	-	-	33,346
Currency translation adjustment	(17,948)	(23,717)	(1,870)	-	(3,439)	(404)	(47,378)
As of June 30, 2014	(513,123)	(179,440)	(111,276)	(53,411)	(73,963)	12,210	(919,003)
Charged / (Credited) to the income statements	495,031	33,722	26,227	(19,197)	(680,162)	(23,832)	(168,211)
Reclassifications from trading properties	(33,346)	-	-	-	-	-	(33,346)
Currency translation adjustment	(1,233)	11,879	1,859	-	2,280	786	15,571
As of June 30, 2015	(52,671)	(133,839)	(83,190)	(72,608)	(751,845)	(10,836)	(1,104,989)

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Taxes (Continued)

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

Based on the estimated and aggregate effect of all these aspects on the Group’s performance, Management estimates that as at June 30, 2015, it is probable that the Company will realize all of the deferred tax assets.

As of June 30, 2015, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Tax loss carry-forward	Date of generation	Due date
Argentina	32,694	2011	2016
Argentina	123,003	2012	2017
Argentina	254,814	2013	2018
Argentina	1,774,300	2014	2019
Argentina	162,902	2015	2020
Uruguay	903	2011	2016
Uruguay	9,777	2012	2017
Uruguay	1,093	2013	2018
Uruguay	16,057	2014	2019
Uruguay	4,336	2015	2020
Bolivia	149	2012	2015
Bolivia	9,064	2014	2017
Bolivia	6,803	2015	2018
	2,395,895

The Group did not recognize deferred income tax assets of Ps. 43.3 million and Ps. 57.1 million as of June 30, 2015 and 2014, respectively, related to certain businesses which are still in development stage or that have a history of recurring losses. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Taxes (Continued)

The Group did not recognize deferred income tax liabilities of Ps. 71.83 million and Ps. 46.4 million as of June 30, 2015 and 2014, respectively, related to the potential dividends distribution of its investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability. The Group has the intention and ability to indefinitely reinvest these results.

Below is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Income/loss before income tax for the years ended June 30, 2015, 2014 and 2013:

	June 30, 2015	June 30, 2014	June 30, 2013
Tax calculated at the tax rates applicable to profits in the respective countries	858,031	(550,285)	61,284
Permanent differences:
Share of (loss) / profit of associates and joint ventures	(543,178)	153,919	(24,715)
Capital indexation of foreign companies	(3,971)	(1,591)	-
Loss from disposal of associates and joint ventures	-	(8,668)	-
Unrecognized tax losses	21,591	43,398	16,008
Non-taxable income	(57,050)	(31,454)	(9,603)
Non-deductible expenses	7,882	3,700	8,937
Others	20,045	1,566	(18,392)
Income tax expense	303,350	(389,415)	33,519

29.	Leases

The Group as lessee

Operating leases:

In the ordinary course of business, the Group enters into several operating lease agreements. The Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. The Group uses rented land for cultivation or cattle rising. Lease contracts are generally renewable for additional harvest periods. Rent is generally payable at intervals during the harvest year. Lease contracts vary but generally payments are based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased. Other contracts are based on a fixed amount of US dollars per hectare. Rent expense for the years ended as of June 30, 2015, 2014 and 2013 amounted to Ps. 98.8 million, Ps. 78.6 million and Ps. 56.4 million, respectively and is included in the line item "Cost" in the income statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Leases (Continued)

As discussed in Note 2.9, the Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense for the years ended June 30, 2015, 2014 and 2013 amounted to Ps. 4.7 million, Ps. 2.6 million and Ps. 1.4 million, respectively, and is included in the line item "Costs" in the income statements.

The Group leases two properties which uses as shopping centers. These contracts provide for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2015, 2014 and 2013 amounted to Ps. 3.0 million, Ps. 2.9 million and Ps. 2.9 million, respectively, and is included in the line item "Costs" in the income statements.

The Group also rents office spaces under an operating lease with companies related to the Chairman and Director of the Group. (See Note 38).

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases are as follows:

	June 30, 2015	June 30, 2014	June 30, 2013
No later than 1 year	37,662	44,181	22,852
Later than one year and not later than five years	47,858	83,598	16,908
More than 5 years	83,995	102,315	39,884
	169,515	230,094	79,644

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Leases (Continued)

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	June 30, 2015	June 30, 2014	June 30, 2013
No later than 1 year	12,172	2,291	1,612
Later than 1 year and not later than 5 years	15,650	1,348	1,790
	27,822	3,639	3,402
Future finance charges	(2,356)	(350)	(354)
Present value of finance lease liabilities	25,466	3,289	3,048
The fair value of finance lease liabilities is as follows:

	June 30, 2015	June 30, 2014	June 30, 2013
No later than 1 year	11,768	2,102	1,460
Later than 1 year and not later than 5 years	13,698	1,187	1,588
Present value of finance lease liabilities	25,466	3,289	3,048

Under the terms of these agreements, no contingent rents are payable. The interest rate inherent is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at June 30, 2015, 2014 and 2013 were 9.2%, 11.20% and 10.75%, respectively.

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

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Leases (Continued)

For the fiscal years ended June 30, 2015, 2014 and 2013, the average (basic rental) and contingent (supplementary rental) rental income of the Group’s shopping centers amounted to Ps. 929,063, Ps. 746,666 and Ps. 588,121, and to Ps. 461,394, Ps. 329,258 and Ps. 254,429, respectively, and are included under “Revenue” in the income statements.

Additionally, the Group owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group rents this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the years ended June 30, 2015, 2014 and 2013 amounted to Ps. 181, Ps. 151 and Ps. 343 and is included in the line item "Revenue" in the income statements.

The Group enters into cancellable operating leasing agreements relating to offices and other buildings. The agreements have an average term raging from three to five years. The tenants are charged a base rent payable on a monthly basis.

Rental income of the Group’s offices and other buildings amounted to Ps. 305,882, Ps. 255,788 and Ps. 204,329 for the fiscal years ended June 30, 2015, 2014 and 2013, respectively and is included into “Revenue” in the income statements.

The future minimum proceeds under non-cancellable operating leases from Group’s offices and other buildings are as follows:

	June 30, 2015	June 30, 2014
2015	-	731,570
2016	982,335	522,764
2017	690,358	220,605
2018	322,625	58,600
2019	83,321	18,291
Later than 2019	23,989	14,420
	2,102,628	1,566,250

Farmland leases

 From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Leases (Continued)

Rental income was Ps. 15.1 million, Ps. 13.8 million and Ps. 23.8 million for the years ended June 30, 2015, 2014 and 2013 and is included within “Revenue” in the income statements.

Even though all leases described above are cancellable by law, the Group considered them to be non-cancellable (see Note 2.28 for further details).

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	June 30, 2015	June 30, 2014	June 30, 2013
No later than 1 year	5,092	8,501	6,898
Later than one year and not later than five years	614	643	6,916
More than 5 years	-	1,928	1,379
	5,706	11,072	15,193

Finance leases:

The Group does not act as a lessor in connection with finance leases.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

30.	Shareholders’ Equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. The movements in the capital accounts as of June 30, 2015 and 2014 are as follows:

	Number of shares	Capital	Share premium	Share premium of treasury stock
As of June 30, 2013	496,561,976	496,562	773,079	-
Purchase of treasury stock	(5,565,479)	(5,565)	-	-
As of June 30, 2014	490,996,497	490,997	773,079	-
Shares distribution resolved by Shareholders' meeting held on November 14, 2014	5,565,479	5,565	-	-
Share premium resolved by Shareholders' meeting held on November 14, 2014	-	-	(220,881)	-
Purchase of treasury stock	(3,067,837)	(3,068)	-	-
Exercise of warrants	80,074	80	1,132	-
Awards granted under equity incentive plan	1,203,030	1,203	-	12,678
Maturity share warrants	-	-	106,134	-
As of June 30, 2015	494,777,243	494,777	659,464	12,678

Special reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve cannot be used to make distributions in kind or in cash, and can only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings. The mentioned Reserve was reversed under the appropriation of Retained Earnings resolved by Shareholders’ meeting held on November 14, 2014.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

On April 11, 2014, the Company reported a potential repurchase of shares intended to curb the drop in prices and reduce fluctuations on the Company’s shares and ADS and strengthen its position in the market, thus minimizing potential temporary imbalances that may arise between supply and demand. On that same date, the Shareholders’ Meeting approved a partial release of the account “Reserve for new projects” in an amount of up to Ps. 200 million, in order to appropriate such amount of money to set up a reserve entitled “Reserve for the repurchase of securities”. In view of this measure, the Shareholders’ Meeting approved the repurchase of securities issued by the Company in an amount of Ps. 200 million, to be carried out before December 31, 2014, which period may be extended for an identical term. Cresud’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law N° 26,831 and the CNV’s regulations, for up to an aggregate amount of Ps. 200 million and up to 5% of the capital stock, in the form of common shares or American Depositary Shares (ADS) representing 10 shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the Company’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 13.5 per share and ranging from a minimum of US$ 1 per ADS up to US$ 14 per ADS.

During the year ended June 30, 2014, the Company purchased 128,749 common shares (N.V. Ps. 1 per share) for a total amount of Ps. 0.2 million and 543,673 ADRs (representing 5,436,730 common shares) for a total amount of US$ 6.6 million, completing the terms and conditions of the share repurchase plan.

During the fiscal year ended June 30, 2015 Cresud repurchased 37,657 common, registered shares of own stock of Ps. 1 nominal value and 1 vote per share, in exchange for Ps. 0.5 million and 303,018 American Depositary Shares or ADRs representing 10 shares each for a total amount of US$ 3.9 million, thus completing the terms and conditions of the share repurchase plan.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

30.	Shareholders’ Equity (Continued)

On November 14, 2014, the Shareholders’ Meeting decided to conclude the shares and ADRs repurchase plan.

On December 12, 2014, as per the powers delegated by the Regular General Shareholders’ meeting on October 31, 2014, the Board decided to distribute pro rata among shareholders 5,565,479 treasury shares, which represent 0.0114% per share or 1.1406% on the outstanding capital of 487,928,660.

Share warrants

In May 2015, certain option holders exercised their right to purchase additional shares, with the resulting addition of 80,074 common shares with a nominal value of Ps. 1 each. The exercise of such options resulted in an inflow of Ps. 1.2 million. All of Cresud’s existing options expired on May 22, 2015, after the end of the exercise period.

Restrictions on distribution of dividends

-	Legal reserve

According to Argentine law, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. Shareholders’ Meeting held on November 14, 2014 resolved the use of the statutory reserve in the amount of Ps. 81,616 to absorb accumulated losses. The Company shall have to fully replenish such reserve before any distribution of accumulated earnings.

-	Treasury stock

Given that the repurchase of shares for subsequent sale is to be funded out of net cash income or free reserves, pursuant to section 220.2. of Act 19,550, insofar as the Company maintains Treasury shares there is a restriction on the distribution of retained earnings or free reserves, equal to the acquisition cost.

Dividends

The dividends paid in the years ended June 30, 2014 and 2013 were Ps.120 million (Ps. 0.244 per share) and Ps. 120 million (Ps. 0.242 per share), respectively. No dividends were distributed as of June 30, 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

30.	Shareholders’ Equity (Continued)

Expired dividends

During the years ended 2015, 2014 and 2013, Ps. 811, Ps. 1,690 and Ps. 629, respectively, expired, corresponding to dividends no yet paid from prior years.

31.	Revenues

	June 30, 2015
	Urban properties and investments	Agricultural	Agroindustrial	Total
Trading properties	9,860	-	-	9,860
Crops	-	950,251	-	950,251
Cattle	-	56,650	-	56,650
Dairy	-	71,940	-	71,940
Sugarcane	-	197,828	-	197,828
Beef	-	-	806,018	806,018
Supplies	-	55,034	-	55,034
Sales revenues	9,860	1,331,703	806,018	2,147,581
Base rent	1,251,812	-	-	1,251,812
Contingent rent	461,583	-	-	461,583
Admission rights	156,438	-	-	156,438
Parking fees	112,120	-	-	112,120
Commissions	51,333	1,774	-	53,107
Consignment revenues	-	32,356	-	32,356
Property management fee	33,784	-	-	33,784
Expenses and Collective Promotion Funds (“CPF”)	884,684	-	-	884,684
Flattening of tiered lease payments	31,293	-	-	31,293
Leases and agricultural services	-	37,048	-	37,048
Advertising and brokerage fees	-	35,877	-	35,877
Others	11,900	5,778	-	17,678
Service income	2,994,947	112,833	-	3,107,780
Consumer financing	147	-	-	147
Hotel operations	396,297	-	-	396,297
Other revenues:	396,444	-	-	396,444
Total Group revenue	3,401,251	1,444,536	806,018	5,651,805

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.	Revenues (Continued)

	June 30, 2014
	Urban properties and investments	Agricultural	Agroindustrial	Total
Trading properties	62,641	-	-	62,641
Crops	-	817,702	-	817,702
Cattle	-	61,691	-	61,691
Dairy	-	53,935	-	53,935
Sugarcane	-	123,851	-	123,851
Beef	-		548,740	548,740
Supplies	-	70,388	-	70,388
Sales revenues	62,641	1,127,567	548,740	1,738,948
Base rent	1,079,779	-	-	1,079,779
Contingent rent	329,889	-	-	329,889
Admission rights	126,495	-	-	126,495
Parking fees	81,382	-	-	81,382
Commissions	42,458	2,042	-	44,500
Property management fee	27,121	-	-	27,121
Expenses and Collective Promotion Funds (“CPF”)	736,302	-	-	736,302
Flattening of tiered lease payments	14,771	-	-	14,771
Leases and agricultural services	-	29,044	-	29,044
Brokerage fees	-	44,834	-	44,834
Others	12,202	6,608	-	18,810
Service income	2,450,399	82,528	-	2,532,927
Consumer financing	574	-	-	574
Hotel operations	331,562	-	-	331,562
Other revenues	332,136	-	-	332,136
Total Group revenue	2,845,176	1,210,095	548,740	4,604,011

	June 30, 2013
	Urban properties and investments	Agricultural	Agroindustrial	Total
Trading properties	24,867	-	-	24,867
Crops	-	745,932	-	745,932
Cattle	-	74,534	-	74,534
Dairy	-	38,818	-	38,818
Sugarcane	-	160,259	-	160,259
Beef	-	-	206,121	206,121
Supplies	-	47,990	-	47,990
Sales revenues	24,867	1,067,533	206,121	1,298,521
Base rent	828,923	-	-	828,923
Contingent rent	254,854	-	-	254,854
Admission rights	107,608	-	-	107,608
Parking fees	62,484	-	-	62,484
Commissions	33,620	1,347	-	34,967
Property management fee	21,803	-	-	21,803
Expenses and Collective Promotion Funds (“CPF”)	594,290	-	-	594,290
Flattening of tiered lease payments	22,641	-	-	22,641
Leases and agricultural services	-	30,815	1,634	32,449
Brokerage fees	-	29,883	-	29,883
Others	9,052	4,038	-	13,090
Service income	1,935,275	66,083	1,634	2,002,992
Consumer financing	1,203	-	-	1,203
Hotel operations	225,835	-	-	225,835
Other revenues	227,038	-	-	227,038
Total Group revenue	2,187,180	1,133,616	207,755	3,528,551

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Costs

	June 30, 2015
	Urban properties and investments	Agricultural	Agroindustrial	Total
Cost of leases and services	-	11,983	-	11,983
Other operative costs	-	9,002	-	9,002
Cost of property operations	-	20,985	-	20,985
Crops	-	1,752,577	-	1,752,577
Cattle	-	219,713	-	219,713
Dairy	-	133,259	-	133,259
Sugarcane	-	368,172	-	368,172
Beef	-	-	654,813	654,813
Supplies	-	42,814	-	42,814
Leases and agricultural services	-	7,217	-	7,217
Brokerage fees	-	32,372	-	32,372
Commissions	-	11,969	-	11,969
Consignment costs	-	3,069	-	3,069
Others	-	6,617	-	6,617
Cost of agricultural sales and services	-	2,577,779	654,813	3,232,592
Cost of sale of trading properties	13,934	-	-	13,934
Cost from hotel operations	277,884	-	-	277,884
Cost of leases and services	1,224,264	-	-	1,224,264
Other costs	56	-	-	56
Total Group costs	1,516,138	2,598,764	654,813	4,769,715

	June 30, 2014
	Urban properties and investments	Agricultural	Agroindustrial	Total
Cost of leases and services	-	17,374	-	17,374
Other operative costs	-	8,228	-	8,228
Cost of property operations	-	25,602	-	25,602
Crops	-	1,509,500	-	1,509,500
Cattle	-	150,810	-	150,810
Dairy	-	104,334	-	104,334
Sugarcane	-	206,751	-	206,751
Beef	-	-	446,094	446,094
Supplies	-	55,362	-	55,362
Leases and agricultural services	-	-	7,213	7,213
Commissions	-	7,663	-	7,663
Brokerage fees	-	29,044		29,044
Others	-	8,101	-	8,101
Cost of agricultural sales and services	-	2,071,565	453,307	2,524,872
Cost of sale of trading properties	18,971	-	-	18,971
Cost from hotel operations	215,980	-	-	215,980
Cost of leases and services	1,128,794	-	-	1,128,794
Other costs	373	-	-	373
Total Group costs	1,364,118	2,097,167	453,307	3,914,592

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Costs (Continued)

	June 30, 2013
	Urban properties and investments	Agricultural	Agroindustrial	Total
Cost of leases and services	-	12,052	-	12,052
Other operative costs	-	5,675	-	5,675
Cost of property operations	-	17,727	-	17,727
Crops	-	1,216,190	-	1,216,190
Cattle	-	142,621	-	142,621
Dairy	-	74,826	-	74,826
Sugarcane	-	302,206	-	302,206
Beef	-	-	194,270	194,270
Supplies	-	42,162	-	42,162
Leases and agricultural services	-	-	4,132	4,132
Commissions	-	3,224	-	3,224
Brokerage fees	-	20,601	-	20,601
Others	-	5,299	-	5,299
Cost of agricultural sales and services	-	1,807,129	198,402	2,005,531
Cost of sale of trading properties	12,347	-	-	12,347
Cost from hotel operations	168,282	-	-	168,282
Cost of leases and services	915,701	-	-	915,701
Other costs	907	-	-	907
Total Group costs	1,097,237	1,824,856	198,402	3,120,495

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

For the year ended June 30, 2015:

	Group costs
	Costs of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	17,364	14,380	-	1,167	-	284	86	9,693	2,216	45,190
Depreciation and amortization	162,175	56,055	11,120	-	-	11,578	3,007	12,658	1,229	257,822
Doubtful accounts	-	-	-	-	-	-	-	-	29,168	29,168
Advertising, publicity and other selling expenses	173,274	-	-	-	-	6,556	-	-	58,290	238,120
Taxes, rates and contributions	108,332	2,865	11,306	3,272	-	335	59	15,640	161,849	303,658
Maintenance and repairs	325,651	12,816	21,007	6,560	9	33,984	1,285	31,556	2,751	435,619
Fees and payments for services	8,573	150,738	5,686	512	47	1,334	795	109,930	8,073	285,688
Director´s fees	-	-	-	-	-	-	-	133,967	-	133,967
Payroll and social security liabilities	404,076	119,100	65,384	154	-	162,423	2,887	239,270	46,976	1,040,270
Cost of sale of properties	-	-	-	2,246	-	-	-	-	-	2,246
Food, beverage and other lodging expenses	-	-	-	-	-	60,852	-	8,264	4,361	73,477
Changes in biological assets and agricultural produce	-	1,608,966	-	-	-	-	-	-	-	1,608,966
Supplies and labor	-	13,649	1,094,456	-	-	-	9	12	4,392	1,112,518
Freights	373	1,897	11,811	-	-	-	19	44	123,872	138,016
Bank commissions and expenses	-	8,959	358	-	-	-	-	14,628	3,735	27,680
Conditioning and clearance	-	-	-	-	-	-	-	-	20,141	20,141
Travel and library expenses	11,887	14,936	10,883	23	-	530	856	14,736	2,626	56,477
Management fee	-	-	-	-	-	-	-	11,401	-	11,401
Others	12,559	8,202	-	-	-	8	-	16,021	4,479	41,269
Total expenses by nature	1,224,264	2,012,563	1,232,011	13,934	56	277,884	9,003	617,820	474,158	5,861,693

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Expenses by nature (Continued)

For the year ended June 30, 2014:

	Group costs
	Costs of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	16,700	15,282	1,080	1,404	-	280	172	14,601	4,939	54,458
Depreciation and amortization	217,462	45,925	7,559	707	-	10,819	2,666	9,973	1,808	296,919
Doubtful accounts	-	-	-	-	-	-	-	-	10,461	10,461
Advertising, publicity and other selling expenses	145,331	-	-	1	-	4,701	-	-	34,478	184,511
Taxes, rates and contributions	86,996	2,110	9,033	2,299	-	-	179	14,289	128,536	243,442
Maintenance and repairs	255,053	10,641	14,841	3,551	3	26,321	490	23,861	1,071	335,832
Fees and payments for services	28,762	120,369	4,551	66	368	2,347	103	83,373	11,103	251,042
Director´s fees	-	-	-	-	-	-	-	124,207	-	124,207
Payroll and social security expenses	362,055	94,032	56,326	168	-	121,332	4,085	213,139	38,365	889,502
Cost of sale of properties	-	-	-	10,740	-	-	-	-	-	10,740
Food, beverage and other lodging expenses	-	-	-	-	-	49,792	-	6,726	3,753	60,271
Changes in biological assets and agricultural produce	-	1,239,869	-	-	-	-	-	-	755	1,240,624
Supplies and labor	-	24,485	859,688	-	-	-	-	-	1,761	885,934
Freights	-	1,267	7,240	-	-	-	6	12	81,003	89,528
Bank commissions and expenses	-	5,788	199	-	-	-	-	6,413	6,167	18,567
Conditioning and clearance	-	-	12	-	-	-	-	-	15,002	15,014
Travel and library expenses	-	12,525	7,007	-	-	-	527	3,719	974	24,752
Others	16,435	2,332	85	35	2	388	-	33,626	12,550	65,453
Total expenses by nature	1,128,794	1,574,625	967,621	18,971	373	215,980	8,228	533,939	352,726	4,801,257

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Expenses by nature (Continued)

For the year ended June 30, 2013:

	Group costs
	Costs of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	11,505	1,300	964	1,774	-	136	119	5,442	926	22,166
Depreciation and amortization	209,164	37,513	5,600	529	-	13,591	2,373	10,689	279	279,738
Doubtful accounts	-	-	-	-	-	-	-	-	16,114	16,114
Advertising, publicity and other selling expenses	115,013	-	1	-	-	-	13	12	16,542	131,581
Taxes, rates and contributions	68,982	1,670	6,494	1,500	-	263	21	12,936	83,204	175,070
Maintenance and repairs	226,164	5,925	13,072	2,741	38	21,603	55	19,236	978	289,812
Fees and payments for services	29,390	123,222	2,639	237	858	1,301	19	51,206	4,401	213,273
Director´s fees	-	-	-	-	-	-	-	82,060	-	82,060
Payroll and social security expenses	244,311	67,784	35,467	155	3	96,096	2,610	141,550	25,561	613,537
Cost of sale of properties	-	-	-	5,373	-	-	-	-	-	5,373
Food, beverage and other lodging expenses	-	-	-	-	-	29,643	-	2,900	680	33,223
Changes in biological assets and agricultural produce	-	877,118	-	-	-	-	-	-	-	877,118
Supplies and labor	-	3,575	767,384	-	-	-	-	-	-	770,959
Freights	44	462	10,360	6	-	151	23	327	84,987	96,360
Bank commissions and expenses	1	2,621	229	-	-	4,869	-	5,278	16,446	29,444
Conditioning and clearance	-	-	18	-	-	-	-	-	17,766	17,784
Travel and library expenses	374	1,092	4,212	29	-	575	445	7,785	1,558	16,070
Others	10,753	48,763	95	3	8	54	-	6,962	10,021	76,659
Total expenses by nature	915,701	1,171,045	846,535	12,347	907	168,282	5,678	346,383	279,463	3,746,341

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

34.	Employee costs

	June 30, 2015	June 30, 2014	June 30, 2013
Salaries, bonuses and social security costs	998,906	784,655	596,678
Share-based payments	30,823	94,682	10,497
Pension costs – defined contribution plan	10,541	10,165	6,362
	1,040,270	889,502	613,537

35.	Other operating results, net

	June 30, 2015	June 30, 2014	June 30, 2013
Gain from purchase of subsidiaries	-	-	136,724
Gain from disposal of equity interest in subsidiaries, associates and joint ventures	22,075	-	15,433
Gain (loss) from commodity derivative financial instruments	8,128	(14,859)	5,104
(Loss) gain from disposal of other property items	(893)	(366)	1,379
Expenses related to transfers of real properties (1)	(119,429)	-	-
Reversal of currency translation adjustment (2)	188,323	-	-
Recovery of allowances	-	239	2,698
Tax on personal assets	(14,929)	(13,705)	(17,649)
Administration fee	418	-	4,681
Management fee	3,666	46	1,108
Contingencies (3)	(28,806)	(18,473)	(28,645)
Donations	(40,558)	(33,283)	(31,053)
Project Analysis and Assessment		(3,124)	(1,182)
Unrecoverable VAT	(576)	(446)	(146)
Others	(5,210)	8,963	9,616
Total other operating results, net	12,209	(75,008)	98,068

(1) On July 31, 2014 Cresud transferred to IRSA an area of 1,058 hectares located in Luján, in Buenos Aires Province. On December 22, 2014, IRSA conveyed title on the properties located in Bouchard 710, Suipacha 652, Torre BankBoston, Edificio República, Edificios Intercontinental Plaza and the plot of land next to the latter, onto its subsidiary IRSA CP, which as from such date continues to operate such properties.  These transfers have had no effects whatsoever in the consolidated financial statements of the Group other than the expenses and taxes associated to the transfer.
(2) Pertains to the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company (see Note 3).
(3) Including costs and legal expenses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Financial results, net

	June 30, 2015	June 30, 2014	June 30, 2013
Financial income:
- Interest income	100,094	119,291	72,813
- Foreign exchange gains	124,393	153,856	104,686
- Dividends income	16,622	15,041	23,249
- Other financial income	-	-	109
Financial income	241,109	288,188	200,857

Financial costs:
- Interest expense	(886,710)	(737,913)	(483,772)
- Foreign exchange losses	(686,435)	(2,053,377)	(586,382)
- Other financial costs	(124,140)	(83,086)	(64,899)
Financial costs	(1,697,285)	(2,874,376)	(1,135,053)
Less financial costs capitalized	12,957	22,376	10,307
Total financial costs	(1,684,328)	(2,852,000)	(1,124,746)
Other financial results:
- Fair value gains of financial assets at fair value through profit or loss	187,529	379,091	23,739
- Gain / (Loss) on the revaluation of receivables arising from the sale of farmland	52,984	20,751	(3,165)
- (Loss) / Gain from repurchase of Non-convertible Notes	(1,945)	(44,688)	2,057
- Fair value gain on embedded derivatives	-	-	64
- Loss derivative financial instruments (except commodities)	(83,510)	(365,740)	(7,567)
Total other financial results	155,058	(10,586)	15,128
Total financial results, net	(1,288,161)	(2,574,398)	(908,761)

37.	Earnings per share

(a)	Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	June 30, 2015	June 30, 2014	June 30, 2013
Loss attributable to equity holders of the parent	(249,619)	(1,067,880)	(26,907)
Weighted average number of ordinary shares in issue (thousands)	492,020	496,132	496,562
Basic loss per share	0.51	(2.15)	(0.05)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Earnings per share (Continued)

(b)	Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. Ordinary shares purchased by the Group and held as treasury shares are excluded from the calculation of diluted earnings per share. As of June 30, 2015, the Group does not have dilutive securities.

        Since the Company posted a loss for the years ended June 30, 2015, 2014, and 2013, there is no diluted effect whatsoever.

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

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Such maximum amount will be limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where the total of profits is distributed.

Some of our Directors are hired under the Employment Contract Act N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination.

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

Notes to Consolidated Financial Statements (Continued)
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

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between our Company, IRSA and IRSA CP.

The agreement had a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

It is also worth noting that the parties have hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of determining the amount of corporate services, as well as the basis for distribution and documentation. Notably, the parties retain absolute freedom and confidentiality regarding their strategic and business decisions.

In the future and in order to continue with the policy in place which primarily seeks to allocate corporate resources among the several areas as efficiently as possible and continue cutting certain fixed costs related to the parties’ activities. The Master Agreement may be extended and/or amended in connection with other areas shared by the parties. The last amendment was made on February 18, 2015.

4.	Donations granted to Fundación IRSA:

Fundación IRSA is a non-profit institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (Chairman); Saul Zang (Vice Chairman I), Alejandro Elsztain (Vice Chairman II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by IRSA CP, IRSA and Cresud.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
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

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

(b)	Rights of use granted to Fundación Museo de los Niños:

In October 1997, IRSA CP entered into an agreement with Fundación IRSA whereby a store at the Abasto shopping mall was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, in September 1999, Fundación IRSA assigned free of cost all of the rights of use over such store and its respective obligations to Fundación Museo de los Niños.

Fundación Museo de los Niños is a charitable non-profit organization created by the same founders of Fundación IRSA and has the same members of the administration committee.

In November 2005, IRSA CP signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment a store at Alto Rosario shopping mall for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up "Museo de los Niños, Abasto” and “Museo de los Niños, Rosario", two interactive learning centers intended for children and adults. Both agreements provide that the payment of common expenses and direct expenses related to the services performed by these stores should be borne by Fundación Museo de los Niños.

(c)	Office leases:

Cresud, together with IRSA and IRSA CP rent the offices of our president located at 108 Bolivar, in the City of Buenos Aires, property of Isaac Elsztain e Hijos S.C.A. (a company controlled by certain relatives of Eduardo S. Elsztain, our president) and Hamonet S.A. (a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members). Both contracts were renewed for 36 month period and are effective from March 1, 2014 through February 28, 2017 and April 1, 2014 through March 31, 2017, respectively; they establish a monthly rental payment of US$ 15 per month, which is spread and assumed in equal shares by the three companies.

On the other hand, Cresud leases certain floors and parking space at the Intercontinental Plaza tower, located in Moreno 877, in the Autonomous City of Buenos Aires. These properties were leased from IRSA’s main office and are owned by IRSA CP, under agreements which expire in 2017. The monthly rental payment agreed amounts to US$ 24 plus the obligation to pay common expenses and taxes levied on the real property, proportionately to the total area rented.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Additionally, Tarshop S.A. rents three floors and parking space, of our building in Suipacha 652, under agreements which expire in 2017. The monthly rental payment agreed amounts to US$ 52 plus the obligation to pay common expenses and taxes levied on the real property, proportionately to the total area rented.

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

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Furthermore, Brasilagro provides agricultural advisory services to Cresca S.A. ("Cresca"), joint venture between Brasilagro and Carlos Casado S.A. ("Casado"), with agricultural activities in Paraguay, under a 10-year agreement, automatically renewal for two additional 10-year periods, and receives management fees as follows by way of consideration, Cresca must paid to the Group: (a) (i) an amount equal to 12% per annum on the total amount to be paid annually by Cresca for preparing the lands (from natural to productive state) in purpose of agricultural and cattle farming development for the first 41,930 has. and (ii) an amount equal to 10% on the concepts mentioned above from the ha. 41,931 on; and (b) an amount equal to 10% per annum on the gross margin from sales revenue less (i) direct selling expenses (including but not limited to commissions, withholding taxes, freight and any other expense arising for or from sales), (ii) direct production costs, (iii) structure costs and (iv) tax costs.

(b)	Special reimbursement programs with several means of payment

The Group carries out diverse business actions and promotions intended to promote larger number of visitors and consumption inside its shopping centers.

Some promotions offer different types of discounts to clients and/or interest-free financing plans on specific dates or periods. To this end, the Group enters into agreements with various third party financial entities and/or related parties, such as Banco Hipotecario S.A. and Tarshop S.A..

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

Notes to Consolidated Financial Statements (Continued)
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

Notes to Consolidated Financial Statements (Continued)
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

IRSA CP and Banco Hipotecario S.A. entered into a master agreement for the performance of dollar-denominated forward transactions. This master agreement provides that the parties may carry out this type of transactions by fixing a certain forward price (“the Agreed Price”). Such transactions are settled in cash by paying the difference between the Agreed Price and the quoted price of the US dollar on the settlement date.

(c)	Securities loan agreement with IFISA

The Company entered into a securities loan agreement with IFISA, a company incorporated under the laws of República Oriental del Uruguay, which granted 4,053,942 Global Depositary Shares, representing 10 ordinary shares with a face value of Ps. 1 per share of IRSA. This loan does not imply the transfer of any politic nor economic right corresponding to the values, which are held by Cresud. Regarding voting rights, the parties agreed that the Company will grant a power of attorney to IFISA with the respective voting instructions. In respect to dividends, IFISA will transfer the funds to Cresud. The loan accrues interest at an annual rate equivalent to 3 month LIBOR, plus 50 basis points, and is due on June 25, 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,792	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	(25)	(722)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,567	-	-	-	-	-
Condor	Financial operations	-	-	-	29,492	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses				854
Metropolitan	Reimbursement of expenses	-	-	-	-	-	(10)	-	-	-
Agro-Uranga S.A	Receivables on futures and options	-	-	-	184	-	-	-	-	-
	Purchase of goods and/or services	-	-	-	-	-	(807)	-	-	-
	Commissions receivable	-	-	-	12	-	-	-	-	-
	Brokerage	-	-	-	-	-	(40)	-	-	-
	Sale of inputs	-	-	-	595	-	-	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	-	-	297	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	-	(117)	-	-	-
	Advances	-	-	-	-	-	(1,428)	-	-	-
	Commissions per supermarket aisle	-	-	-	68	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(7,674)	(22,155)	-
	Leases and/or rights of use	-	-	-	762	-	-	-	-	-
Banco de Crédito y	Reimbursement of expenses	-	-	-	1,766	-	-	-	-	-
Securitización	Leases and/or rights of use	-	-	-	42	-	-	-	-	-
	Non-convertible notes	100	452	-	-	-	-	-	-	-
Total Associates		100	452	-	38,431	(25)	(3,124)	(7,674)	(22,155)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Joint Ventures
Cresca S.A.	Management fees	-	-	-	29	-	-	-	-	-
	Loans granted	-	-	114,446	-	-	-	-	-	-
Puerto Retiro S.A.	Borrowings	-	-	-	2,148	-	-	-	-	-
	Reimbursement of expenses	-	-	-	257	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	543	-	(5)	-	-	-
	Borrowings	-	-	-	-	-	-	-	(7,826)	-
	Share-based payments	-	-	-	467	-	-	-	-	-
	Leases’ collections	-	-	-	-	-	(4)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(594)	-	-	-
	Management fees	-	-	-	2,644	-	-	-	-	-
Quality Invest S.A.	Management fee	-	-	-	22	-	-	-	-	-
	Reimbursement of expenses	-	-	-	233	-	-	-	-	-
Baicom Networks S.A.	Management fee	-	-	-	16	-	-	-	-	-
	Borrowings	-	-	1,275	222	-	-	-	-	-
	Contributions to be paid in	-	-	-	10	-	-	-	-	-
	Reimbursement of expenses	-	-	-	924	-	-	-	-	-
Cyrsa S.A	Credit due to capital reduction	-	-	-	8,847	-	-	-	-	-
.	Borrowings	-	-	-	-	-	-	(14,438)	-	-
	Reimbursement of expenses	-	-	-	11	-	(23)	-	-	-
Entretenimiento	Reimbursement of expenses	-	-	-	115	-	-	-	-	-
Universal S.A.	Borrowings	-	-	-	80	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	-	211	-	-	-	-	-
	Borrowings	-	-	-	72	-	-	-	-	-
Total Joint Ventures		-	-	115,721	16,851	-	(626)	(14,438)	(7,826)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Other related parties
CAMSA	Management fees	-	-	-	-	-	(6,743)	-	-	-
	Reimbursement of expenses	-	-	-	7,292	-	-	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	-	-	33	-	-	-	-	-
	Legal services	-	-	-	377	-	(1,185)	-	-	-
Estudio Managing Partners	Management fees	-	-	-	-	-	(34)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	102	-	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	-	-	323,018	-	-	-	-	-
	Dividends receivable	-	-	-	359	-	-	-	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	94	-	-	-	-	-
	Leases and/or rights of use	-	-	-	750	-	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	331	-	(1)	-	-	-
	Borrowings	-	-	-	5	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	881	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	250	-	-	-	-	-
	Borrowings	-	-	-	724	-	-	-	-	-
La Rural S.A.	Reimbursement of expenses	-	-	-	-	-	(39)	-	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	1,125	-	-	-	-	-
Total Other related parties		-	-	-	335,341	-	(8,002)	-	-	-
Directors and Senior Management
Directors and Senior Management	Fees					-	(41,634)	-	-	-
	Advances	-	-	-	317	-	-	-	-	-
	Guarantee deposits					(21)	-	-	-	-
	Reimbursement of expenses	-	-	-	40	-	(15)	-	-	-
Total Directors and Senior Management		-	-	-	357	(21)	(41,649)	-	-	-
Total		100	452	115,721	390,980	(46)	(53,401)	(22,112)	(29,981)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Associates
Tarshop S.A.	Reimbursement of expenses	-	689	-	-	-	-	-
	Commissions per supermarket aisle	-	19	-	-	-	-	-
	Leases and/or rights of use	-	-	(175)	(677)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	2,297	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	765	-	-	-	-	-
Agro-Uranga S.A	Dividends receivable	-	39	-	-	-	-	-
	Purchase of goods and/or services	-	-	-	(112)	-	-	-
	Brokerage	-	29	-	(70)	-	-	-
	Sale of inputs	-	425	-	-	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	303	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	12	-	(1,547)	-	-	-
	Commissions per supermarket aisle	-	59	-	-	-	-	-
	Borrowings	-	-	-	-	(18,376)	(23,530)	-
	Derivatives	-	-	-	-	-	-	(5,225)
	Leases and/or rights of use	-	200	-	-	-	-	-
Banco de Crédito y Securitización	Leases and/or rights of use	-	19	-	(80)	-	-	-
Total Associates		-	4,856	(175)	(2,486)	(18,376)	(23,530)	(5,225)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Joint Ventures
Cresca S.A.	Management fees	-	38	-	-	-	-	-
	Loans granted	96,269	-	-	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	160	-	-	-	-	-
	Reimbursement of expenses	-	213	-	-	-	-	-
	Financial operations	-	3,23	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	223	-	(72)	-	-	-
	Borrowings	-	-	-	-	-	(71)	-
	Share-based payments	-	304	-	-	-	-	-
	Leases’ collections	-	-	-	(18)	-	-	-
	Leases and/or rights of use	-	-	-	(630)	-	-	-
	Management fees	-	1,338	-	-	-	-	-
Quality Invest S.A.	Management fees	-	22	-	(45)	-	-	-
	Reimbursement of expenses	-	64	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	2	-	-	-	-	-
	Borrowings	1,143	-	-	-	-	-	-
	Contributions to be paid in	-	10	-	-	-	-	-
	Reimbursement of expenses	-	193	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	(133,314)	-	-
	Reimbursement of expenses	-	140	-	(9)	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	864	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	165	-	-	-	-	-
	Borrowings	-	20	-	-	-	-	-
Total Joint Ventures		97,412	6,990	-	(774)	(133,314)	(71)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Other related parties
CAMSA	Advances to be recovered	-	1,468	-	-	-	-	-
	Management fees	-	11,595	-	(11,098)	-	-	-
	Reimbursement of expenses	-	4,713	-	(1)	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	4	-	-	-	-	-
	Legal services	-	-	-	(739)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	75	-	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	54,724		(5)
Museo de los Niños	Reimbursement of expenses	-	767		(9)
Austral Gold	Reimbursement of expenses	-	8	-	(1)	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	103	-	-	-	-	-
	Borrowings	-	68	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	228	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-	-	(8)	-	-	-
IRSA Developments LP	Capital contribution	-	-	-	(13)	-	-	-
EMP	Management fees	-	-	-	(31)	-	-	-
Total Other related parties		-	73,757	-	(11,905)	-	-	-
Directors and Senior Management
Directors and Senior Management	Fees	-	301	-	(23,830)	-	-	-
	Guarantee deposits	-	-	(20)	-	-	-	-
	Reimbursement of expenses	-	96	-	(10)	-	-	-
Total Directors and Senior Management		-	397	(20)	(23,84)	-	-	-
Total		97,412	86,000	(195)	(39,005)	(151,690)	(23,601)	(5,225)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended as of June 30, 2015:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Commissions	Donations
Associates
Agro-Uranga S.A.	-	-	7,950	-	-	-	-	-
Tarshop S.A.	9,120	-	-	-	-	-	72	-
Banco Crédito y Securitización S.A.	4,459	-	-	-	-	-	-	-
Banco Hipotecario S.A.	2,105	-	(2)	-	-	(15,212)	5	-
Total Associates	15,684	-	7,948	-	-	(15,212)	77	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(9,176)	-	-
Cresca S.A.	-	-	20	-	-		-	-
Baicom Networks S.A.	-	12	-	-	-	150	-	-
Nuevo Puerto Santa Fe S.A.	(712)	2,164	-	-	-	(1,400)	-	-
Puerto Retiro S.A.	-	-	-	-	-	563	-	-
Quality Invest S.A.	-	216	-	-	-	-	-	-
Entretenimiento Universal S.A.	-	-	-	-	-	13	-	-
Entertainment Holding S.A.	-	-	-	-	-	12	-	-
Total Joint Ventures	(712)	2,392	20	-	-	(9,838)	-	-
Other related parties
CAMSA	342	(11,401)	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	-	(4,731)
Estudio Zang, Bergel & Viñes	-	-	-	-	(4,663)	-	-	-
Hamonet S.A.	(425)	-	-	-	-	-	-	-
Austral Gold Argentina S.A.	-	418	-	-	-	-	-	-
Fibesa S.A.	-	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(813)	-	-	-	-	-	-	-
Boulevard Norte S.A.	-	-	-	-	-	1	-	-
Ogden Argentina S.A.	-	-	-	-	-	20	-	-
Condor Hospitality Trust Inc. (formerly Supertel Hospitality Inc. due to change of corporate name)	-	-	-	-	-	161,002	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	227,467	-	-
Total Other related parties	(896)	(10,983)	-	-	(4,663)	388,490	-	(4,731)
Directors and Senior Management
Directors	-	-	-	(133,967)	-	-	-	-
Senior Management	-	-	-	(11,389)	-	-	-	-
Total Directors and Senior Management	-	-	-	(145,356)	-	-	-	-
Total	14,076	(8,591)	7,968	(145,356)	(4,663)	363,440	77	(4,731)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended as of June 30, 2014:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	8,365	-	-	-	-
Tarshop S.A.	8,172	(239)	-	-	-	-	-
Banco Crédito y Securitización S.A.	1,544	-	-	-	-	-	-
Banco Hipotecario S.A.	560	-	-	-	-	25,966	-
Total Associates	10,276	(239)	8,365	-	-	25,966	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(20,897)	-
Cresca S.A.	-	46	77	-	-	2,216	-
Baicom Networks S.A.	-	12	-	-	-	136	-
Nuevo Puerto Santa Fe S.A.	(632)	1,124	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	-	917	-
Quality Invest S.A.	-	216	-	-	-	-	-
Canteras Natal Crespo S.A.	-	-	-	-	-	-	-
Total Joint Ventures	(632)	1,398	77	-	-	(17,628)	-
Other related parties
CAMSA	-	230	2	-	-	-	-
Fundación IRSA	-	-	1	-	-	-	(3,325)
Estudio Zang, Bergel & Viñes	-	-	-	-	(4,193)	-	-
Hamonet S.A.	(400)	-	-	-	-	-	-
Austral Gold Argentina S.A.	-	-	1	-	-	-	-
Fibesa S.A.	-	-	2	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(769)	-	-	-	-	-	-
Consorcio de Propietarios Edificios Avda.. del Libertador 498	-	-	1	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	21,911	-
Total Other related parties	(1,169)	230	7	-	(4,193)	21,911	(3,325)
Directors and Senior Management
Directors	-	-	-	(124,207)	-	-	-
Senior Management	-	-	-	(30,143)	-	-	-
Total Directors and Senior Management	-	-	-	(154,350)	-	-	-
Total	8,475	1,389	8,449	(154,350)	(4,193)	30,249	(3,325)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended as of June 30, 2013:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Corporate services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	6,154	-	-	-	-	-
Tarshop S.A.	5,991	-	-	301	-	-	-	-
Banco Hipotecario S.A.	453	-	-	-	-	-	(1,378)	-
Total Associates	6,444	-	6,154	301	-	-	(1,378)	-
Joint Ventures
Cyrsa S.A.	-	4,681	-	-	-	-	(8,724)	-
Cresca S.A.	-	1,108	-	-	-	-	510	-
Baicom Networks S.A.	-	-	-	-	-	-	96	-
Nuevo Puerto Santa Fe S.A.	(111)	888	-	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	-	-	481	-
Quality Invest S.A.	-	216	-	-	-	-	28	-
Canteras Natal Crespo S.A.	-	96	-	-	-	-	11	-
Total Joint Ventures	(111)	6,989	-	-	-	-	(7,598)	-
Other related parties
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	8,758	-
Fundación IRSA	-	-	-	-	-	-	-	(1,420)
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(3,285)	-	-
CAMSA	-	(5,736)	-	-	-	-	-	-
Dolphin Fund PLC (i)	-	-	-	-	-	-	(117,576)	-
Hamonet S.A.	(365)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(468)	-	-	-	-	-	-	-
Total Other related parties	(833)	(5,736)	-	-	-	(3,285)	(108,818)	(1,420)
Directors and Senior Management
Directors	-	-	-	-	(82,060)	-	-	-
Senior Management	-	-	-	-	(12,288)	-	-	-
Total Directors and Senior Management	-	-	-	-	(94,348)	-	-	-
Total	5,500	1,253	6,154	301	(94,348)	(3,285)	(117,794)	(1,420)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.           CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

40.	Cost of sales and services provided

	Agricultural business				Urban properties and investments business
Description	Biological assets	Inventories	Agricultural services	Subtotal Agricultural business	Services and other operating costs	Trading properties	Hotels	Others	Subtotal Urban properties and investments business	Total as of 06.30.15	Total as of 06.30.14	Total as of 06.30.13
Inventories as of 06.30.14	345,771	420,387	-	766,158	-	137,151	6,011	-	143,162	(i) 909,320	(ii) 582,555	(iii) 555,022

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	174,787	7,388	-	182,175	-	-	-	-	-	182,175	140,014	62,992

Changes in the net realizable value of agricultural produce after harvest	-	(34,471)	-	(34,471)	-	-	-	-	-	(34,471)	(17,447)	11,756

Decrease due to harvest	-	1,227,881	-	1,227,881	-	-	-	-	-	1,227,881	1,028,868	752,820
Acquisitions and classifications	14,203	1,240,496	-	1,254,699	-	-	-	-	-	1,254,699	1,144,268	658,392
Consume	(753)	(604,107)	-	(604,860)	-	-	-	-	-	(604,860)	(517,144)	(387,332)
Additions	-	-	-	-	-	1,067	-	-	1,067	1,067	13,252	3,091
Disposals	-	-	-	-	-	(1,898)	1,328	-	(570)	(570)	(12,146)	(5,948)
Transfers	-	-	-	-	-	3,107	-	-	3,107	3,107	-	-
Expenses incurred	-	91,208	59,235	150,443	1,224,264	13,587	277,471	56	1,515,378	1,665,821	1,494,730	1,166,340
Exchange difference	-	(39,698)	-	(39,698)	-	(6,126)	-	-	(6,126)	(45,824)	(11,245)	33,704
Inventories as of 06.30.15	(405,842)	(483,922)	-	(889,764)	-	(132,954)	(6,926)	-	(139,880)	(iv) (1,029,644)	(906,962)	(582,555)
Costs as of 06.30.15	128,166	1,825,162	59,235	2,012,563	1,224,264	13,934	277,884	56	1,516,138	3,528,701	-	-
Costs as of 06.30.14	75,900	1,444,441	54,284	1,574,625	1,128,794	18,971	215,980	373	1,364,118	-	2,938,743	-
Costs as of 06.30.13	73,387	1,062,644	35,014	1,171,045	915,701	12,347	168,282	907	1,097,237	-		2,268,282

(i)     Includes Ps. (13,373) corresponding to materials of IRSA and FYO and Ps. (2,358) of meet due for slaughtering of Cactus as of June 30, 2014.
(ii)    Includes Ps. (10,358) corresponding to materials and inputs of IRSA as of June 30, 2013.
(iii)   Includes Ps. (10,867) corresponding to materials and inputs of IRSA as of June 30, 2012.
(iv)   Includes Ps. (18,056) corresponding to materials and inputs of IRSA and FYO and Ps. (2,446) of meet due for slaughtering of SACPSA as of June 30, 2015. Does not include Ps. 690 corresponding to fattening.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

41.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.15	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.14
Assets
Restricted assets
US Dollar	-	-	-	6,372	8.033	51,189
Total restricted assets			-			51,189
Trade and other receivables
Uruguayan Peso	1,193	0.335	400	1,162	0.356	414
US Dollar	29,288	8.988	263,241	29,646	8.033	238,144
Euros	0.2998	10.005	3	2	10.991	26
Swiss francs	-	-	-	27	9.051	242
Trade and other receivables related parties
US Dollar	10,284	9.088	93,463	-	-	-
Total trade and other receivables			357,107			238,826
Investment in financial assets
US Dollar	26,618	8.988	239,246	67,062	8.033	538,710
New Israel Shekel	2,642	2.407	6,361	5	2.377	13
Uruguayan Peso	721	14.134	10,196	39,905	0.356	14,206
Total Investment in financial assets			255,803			552,929
Derivative financial instruments
US Dollar	1,145	8.988	10,294	3,839	8.033	30,841
New Israel Shekel	94,880	2.407	228,415
Financial instruments related parties
US Dollar	3,169	9.088	28,798
Total Derivative financial instruments			267,507			30,841
Cash and cash equivalents
Uruguayan Peso	54	0.335	18	101	0.356	36
US Dollar	38,775	8.988	348,509	19,605	8.033	157,484
Euros	114	10.005	1,140	121	10.991	1,329
Swiss francs	-	9.728	1	1	9.051	1
New Israel Shekel	957	2.407	2,304	116,210	2.377	276,235
Pounds	2	14.134	32	2	13.913	32
Yenes	41	-	3	2	2.377	4
Brazilian Reais	12	3.000	35	3	3.550	9
Total Cash and cash equivalents			352,042			435,130

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

41.	Foreign currency assets and liabilities (Continued)

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.15	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.14
Liabilities
Trade and other payables
Uruguayan Peso	99	0.334	33	1,520	0.382	580
US Dollar	13,007	9.088	118,212	18,030	8.133	146,635
Euros	0.39	10.140	4	1	11.148	3
Trade and other payables related parties
US Dollar	4	9.088	34
Total trade and other payables			118,283			147,218
Borrowings
US Dollar	616,036	9.088	5,598,537	712,773	8.133	5,796,986
Total borrowings			5,598,537			5,796,986
Derivative financial instruments
US Dollar	944	9.088	8,580	-	-	-
Brazilian Reais	-	-	-	204	3.69	753
New Israel Shekel	208,825	2.407	502,641	134,984	2.377	320,847
Total Derivative financial instruments			511,221			321,600
Provisions
US Dollar	10	9.088	91	200	8.133	1,627
Total provisions			91			1,627

(1)	Exchange rate as of June 30, 2015 and 2014 according to Banco Nación Argentina records.
(2)	Considering foreign currencies those that differ from each Company’s functional currency at each year-end.
(3)	The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements. See Note 20.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

42.	Barter transactions

The Group generally enters into barter transactions with third party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for properties to be developed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2015:

Caballito plot of land

On June 29, 2011, the Group and TGLT, entered into an agreement to barter a plot of land located in Méndez de Andes street in the neighborhood of Caballito in the city of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with residential offices and parking space. In consideration, TGLT paid US$ 0.2 million in cash and will transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number to be determined of parking space representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months from that date and TGLT mortgaged the land in favor of IRSA as guarantee. A neighborhood association named Asociación Civil y Vecinal SOS Caballito Por Una Mejor Calidad de Vida secured a preliminary injunction which suspended the works to be carried out by TGLT in the abovementioned property. Once said preliminary injunction was deemed final, the Government of the City of Buenos Aires and TGLT were served notice of the complaint. IRSA is not involved in these proceedings and has not been sued or summoned as a third party by any of the parties involved in the legal action.

Beruti plot of land

On October 13, 2010, the Group and TGLT entered into an agreement to barter a plot of land located at Beruti Street 3351/59 in the Autonomous City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction, which was subject to certain precedent conditions including the completion by TGLT of its initial public offering, was agreed at US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TLGT will transfer IRSA CP (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land. TGLT perfected its initial public offering on the Stock Exchange of Buenos Aires on October 29, 2010 and therefore, the precedent condition to the transaction was completed on that date. TGLT paid US$ 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

42.	Barter transactions (Continued)

To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of IRSA CP.

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

Rosario plot of land

The Group, through IRSA CP, subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 H), located in the City of Rosario, Province of Santa Fe for a total amount of US$ 2.3 million. On November 27, 2008, the title deed was recorded.

As partial consideration for the above mentioned  barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of IRSA CP of the following future real estate: (i) 42 functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in the plot; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking space units in the same building.

On April 14, 2011 IRSA CP and Condominios del Alto S.A. subscribed a supplementary deed which specifies the Functional Housing Units (apartments) in the barter transaction agreement that should be transferred to the Company and the ownership title of the 45 parking spaces and 5 storage rooms.

As a consequence of the co-bartering parties having fulfilled with obligations assumed with ADIF, the Argentine National State has determined, through Resolution No, 31-ADIF-P-2013, the compliance with the charge regarding the lot 2 H, has been verified upon reaching the minimum investment fixed for the cited lot, in conformity with ONABE Provision No, 07/2009 and Resolution N° 65-ADIF-P-2010, and has proceeded to release IRSA Propiedades Comerciales S.A. and Condominios del Alto SA from any obligation as to ADIF with respect the lot 2 H.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

42.	Barter transactions (Continued)

Furthermore, on May 17, 2013, the property was reported as condominium property, and on November 14, 2013, the title deed was executed in favor of IRSA CP.

As of June 30, 2015 works have been concluded, and all of the units involved in the swap have been received.

Conil

On November 5, 2014, the Group executed a conveyance deed evidencing a barter and mortgage transaction in favor of Darío Palombo (acting as Trustee of “Fideicomiso Esquina Guemes”) to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of US$ 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at US$ 0.7 million).

43.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

43.           CNV General Resolution N° 629/14 – Storage of documentation (Continued)

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

44.	Groups of assets and liabilities held for sale

Assets and liabilities related to the operation of the building located in 183 Madison Av., NY, United States, owned by the subsidiary of the Group, Rigby 183 LLC, and that form part of the international business segment, have been reported in the consolidated financial statements as of June 30, 2014 as available for sale as per the contract for the sale of the building entered into with Tishman Speyer Development Corporation on May 16, 2014. The transaction is subject to compliance with certain conditions which are expected to be complied with in September 2014.

Pursuant to IFRS 5, assets and liabilities available for sale have been valued at the lower of their book value or fair value less selling cost. Since fair value is higher than book value of the pool of assets available for sale including some goodwill related to the acquisition, no impairment has been recorded.

The following table shows the main assets and liabilities held for sale:

Group’s assets held for sale

Investment properties	1,098,990
Intangible assets - Goodwill	77,086
Restricted assets	163,501
Trade and other receivables	17,990
Derivative financial instruments	299
Total	1,357,866

Group’s liabilities directly associated to assets classified as held for sale

Trade and other payables	170,245
Deferred income tax liabilities	33,346
Borrowings	603,021
Total	806,612

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

45.	Subsequent events

• On July 13, 2015, Cresud took a loan granted by Banco Provincia in the amount of Ps. 83 million. Principal shall accrue interest at a fixed rate of 23%. The interests will be paid monthly. Principal will be settled within 6 months.

• On August 12, 2015, Cresud issued Class XI Non-Convertible Notes for an aggregate principal amount of up to Ps. 150 million, which may be extended for up to Ps. 700 million in two classes:

- Class XXI Non-Convertible Notes, for a face value of Ps. 192.2 million and falling due 18 months after the issuance date, will accrue interest at mixed rate. Fixed rate of 27.5% during the first 9 months and floating rate (Badlar plus 375 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment at due date. The issuance price was 100.0% of the nominal value.

- Class XXII Non-Convertible Notes, for a face value of US$ 22.7 million, with an issuance price of 97.65% of the nominal value resulting US$ 22.2 equivalent to Ps. 204.3 million and falling due 48 months after the issuance date, will accrue interest at fixed annual rate of 4%. Interest will be payable quarterly in arrears whereas the principal will be amortized in two payments.

• Regarding the allocation of the Hilton quota for fiscal year 2015 - 2016 Carnes Pampeanas S.A. has made the presentation of all documentation required by the Assessment and Coordination Unit of subsidies for domestic consumption (UCESI, as per its spanich acronym), under the Ministry of Economy and Public Finance. Although we do not have information about the allocation of that quota for the period before mentioned as of the date of these financial statements.

• As described in Note 7, on August 28, 2015, Carnes Pampeanas S.A.’s shareholders decided to increase the Company’s capital stock by swapping a receivable from Cresud in the amount of Ps. 36,308,250 for equity in order to offset its negative shareholder’s equity as of June 30, 2015.

• On July 10, 2015, the Group through IRSA signed the transfer deed for the sale of the 16th floor of the building Maipú 1300. The transaction Price was set at Ps. 13.9 million, which will result in an approximately Ps. 12.0 million gain before tax.

• On July 24, 2015, the Group through IRSA signed the transfer deed for the sale of the 4th floor of the building Maipú 1300. The transaction Price was set at Ps. 21.7 million, which will result in an approximately Ps. 19.7 million gain before tax.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

45.	Subsequent events (Continued)

• On July 30, 2015, our associate Tarshop S.A. issued non-convertible notes Class XXII for a nominal value of Ps. 126,666. On July 21, 2015, this issuance was authorized by the Issue Activity Department of the CNV, for a total nominal value of Ps. 20,000 that can be extended up to the total authorized amount of Ps. 300,000. CN Class XXII will accrue interest from the date of issue at a nominal fixed annual rate of 29%, until the end of the sixth month, and at a nominal floating annual rate equal to BADLAR Private rate plus 500 basis points, beginning on the seventh month until its maturity date. Payment dates of mentioned interests will be: October 30, 2015, January 30, 2016, April 30, 2016, July 30, 2016, October 30, 2016 and January 30, 2017. The payment date of the principal will be: January 30, 2017.

• On July 31, 2015, the Group through IRSA signed the transfer deed for the sale of the 18th floor of the building Maipú 1300. The price of the transaction was Ps. 14.9 million. Such transaction will generate a gain before tax of approximately Ps. 12.6 million.

• On July 31, 2015, the Group through Dolphin, granted a loan to IFISA in the amount of US$7.2 million, with maturity one year after beginning date. The loan accrues interest at 1-month Libor plus a 3% margin.

• On August 24, 2015, the Group through IRSA signed the transfer deed for the sale of the 3rd floor of the building Maipú 1300. The price of the transaction was Ps. 13.4 million. Such transaction will generate a gain before tax of approximately Ps. 11.6 million.

• On August 25, 2015, the Group, through IRSA, acquired Class V Non-convertible Notes nominal value 113,762,000 for an amount of Ps. 120.5 million.

• On September 3, 2015, the Group through IRSA signed the transfer deed for the sale of the "Isla Sirgadero" plot of land. The price of the transaction was Ps. 10.7 million. Such transaction will generate a gain before tax of approximately Ps. 6.0 million.

• On September 10, 2015 the Group signed the transfer deed for the sale of 5,963 square meters corresponding to seven offices floors, 53 parking units and 3 storage rooms of Intercontinental Plaza building, remaining 7,159 sqm of the building under the society ownership. The amount of the transaction was Ps. 324.5 million, which has already been paid in full by the purchaser. Such transaction will generate a gain before tax of approximately Ps. 297.7 million to be recognized in our financial statements during the first quarter of 2016.

• On September 18, 2015, the Group through IRSA CP issued Series I Notes under our Global Note Program for up to the sum of USD 500,000 for an amount of Ps.407,260 (equivalent to USD 43,441). Series I Notes have a maturity of 18 months from its issue date, and will bear a mixed interest rate of 26,5% per year during the first three months, and Private Badlar Rate (Tasa Badlar Privada) plus 400 bps per year during the remaining period, playable on a quarterly basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

45.	Subsequent events (Continued)

        • On October 9, 2015, the Group through IRSA, granted a loan to IFISA in the amount of US$ 40 million, with maturity one year after beginning date. The loan accrues interest at 1-month Libor plus a 3% margin. As a guaranty of the loan, 73.169.991 common shares of IDBD owned by IFISA were pledged.

• During October 2015, the escrow deposit related to the sale of the Madison Building was released and delivered to the parties: the Group, though Rigby, received US$ 0.91 millon, the buyer received US$ 0.06 million, and the remaining balance was used for some costs related to the transaction.

• On October 30, 2015, the Company’s Annual Shareholders’ Meeting corresponding to fiscal year ended June 30, 2015, appointed the new members of the Supervisory Committee and Boards of Directors; approved the Board´s compensation, decided not to pay compensation to the Supervisory Committee; approved the amount to pay related to the Shareholder´s property tax, delegated to the Board of Directors the implementation of a new Shared Service Agreement, approved the Board of Directors capacity related to the Global Program for issuing Non Convertible Notes, with ot without guaranty or guaranted by third parties; and for a maximum amount of up to US$ 300 million. It was decided to put on hold until November 26th 2015 to consider the following: (i) consideration of the year’s results, (ii) consideration of the Especial Financial Statements of merger / merger-demerger.

• On October 30, 2015, our subsidiary IRSA CP in the Annual Shareholder´s Meeting corresponding to the fiscal year ended June 30, 2015, decided, among others, the following issues: (i) destinate Ps 283.580 to pay cash dividends; (ii) approved the advance dividend approved by the June 13, 2015 Shareholders´ Meeting in the amount of Ps 298.500; (iii) approved the Board of Directors compensation in the amount of Ps 76.440 and (iv) approved the increase of the amount of the Global Program for issuing Non Convertible Notes for a maximum amount of up to US$ 500 million, for an additional amount of up to US$ 100 million.

• On November 5, 2015, the Group through IRSA signed the transfer deed for the sale of the 7th and 8th floor of the building Maipú 1300. The price of the transaction was US$ 3.0 million. Such transaction will generate a gain before tax of approximately Ps. 25.9 million.

        · As of the date of issuance of these financial statements, Cresud have sold, through various market transactions, 410,181 ADR´s of IRSA, representing 10 common shares of IRSA (N.V. Ps. 1 per share) for the amount of US$ 7.1 million. Thus, the Group’s investment in IRSA would decrease by 1.1%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

45.	Subsequent events (Continued)

IDBD

On July 9 and 16, 2015, as mentioned in Note 9 to these Financial Statements, Dolphin submitted clarifications on the Proposal to IDBD and DIC dated June 29, 2015.

On July 9, 2015, the main clarifications were as follows:

- The termination or expiration of the Proposal to IDBD and DIC would not repeal the commitments undertaken by Dolphin under the proposal submitted by Dolphin to IDBD on May 6, 2015 (described in Note 9 to these Financial Statements) always provided that such commitments continued in full force and effect subject to the proposed terms, or Dolphin’s remaining commitment to inject NIS 8.5 million in IDBD pursuant to its irrevocable proposal dated December 29, 2014.

- A further condition would be added to the Proposal to IDBD and DIC whereby if Dolphin’s interest in the rights public offering were lower than NIS 8.5 million, Dolphin would remain obliged vis-à-vis IDBD to inject the remaining amount arising from subtracting NIS 8.5 million and the amount effectively injected at this instance by Dolphin.

- IDBD would replace its commitment to exercise DIC’s Series 1 warrants for NIS 92.5 million with the commitment to exercise the Series 1 warrants for at least the amount that results from subtracting (a) the Capital Contribution Amount (as defined in Note 9 to these Financial Statements); minus (b) NIS 100 million, always provided that such amount does not exceed NIS 92.5 million.

On July 13, 2015, Dolphin extended the maturity of the Proposal to IDBD and DIC until July 16, 2015.

In addition, on July 16, 2015, Dolphin submitted additional clarifications on the Proposal to IDBD and DIC dated June 29, 2015 and July 9, 2015, which provided as follows:

-
Dolphin agrees that the new shares to be acquired by Dolphin or any entity controlled by Eduardo Sergio Elsztain under the public offering of shares to be made by IDBD during October 2015 (as disclosed in note 3 to these Financial Statements) would not grant to it the right to participate in the Tender Offer (as such term is defined in note 3 to these Financial Statements) always provided that such new shares are still held by Dolphin or an entity controlled by Eduardo Sergio Elsztain. Notwithstanding, nothing will prevent Dolphin and/or the entity controlled by Eduardo Sergio Elsztain that holds such new shares to be acquired under the public offering to be made in October 2015 by IDBD from freely disposing of them.

45.	Subsequent events (Continued)

On July 16, 2015, IDBD’s Board of Directors approved a capital increase by means of a public offering pursuant to the terms proposed by Dolphin in the Proposal to IDBD and DIC, and to exercise DIC’s warrants, all based on Dolphin’s irrevocable commitment to participate in the referred capital increase. IDBD plans to carry out the public offering between October 1 and November 15 2015, subject to the company’s corporate approvals, other statutory consents required and the fact that the exercise of DIC’s warrants can be made pursuant to the terms and conditions set forth in Dolphin’s proposal.

On July 16, 2015, DIC’s Board of Directors accepted the Proposal to IDBD and DIC and instructed its management to take such steps as necessary in order to make a rights offering pursuant to Dolphin’s proposal. On August 27, 2015, DIC published a shelf offering report for the issuance of rights to its shareholders. On September 6, 2015, DIC completed the rights offering process, issuing four series of warrants to its shareholders, which are exercisable into DIC shares. As of the date of these financial statements, IDBD has not completed the capital injection in DIC.

On August 16, 2015, the Arrangement Trustees submitted a petition to the  Tel Aviv Jaffo Court for it to determine that: (a) IFISA would be subject to the commitments in the Arrangement jointly and severally with  Dolphin; (b) the shares held by any other company controlled by Eduardo Sergio Elsztain (including Dolphin) would not be eligible to take part in the Tender Offer; and (c) the shares held by any company controlled by any of the controlling shareholders of IDBD, including any corporations controlled by Eduardo Sergio Elsztain (including Dolphin) and transferred to other entities would not be eligible to take part in the Tender Offer.

On August 31, 2015, the competent court asked the Arrangement Trustees to make a supplementary filing to the one dated August 16, 2015, identifying the parties to whom such request was addressed, which filing was made on the above mentioned date. On September 7, 2015 the court dismissed the Arrangement Trustees' filing for failure to submit the supplementary filing requested by the competent court on August 31, 2015.

On August 17, 2015, the Arrangement Trustees submitted to IDBD, its Board of Directors, Dolphin and ETH (among others) and alternative scheme to the one proposed by Dolphin  on May 27,2015 as part of Dolphin’s and ETH’s obligations under the Tender Offer (the “Trustees' Proposal”) which was filed with the competent court. The Trustees’ Proposal provided as follows:

-       Replacement of the obligation to carry out Tender Offers for a total of NIS 512 million with the obligation by Dolphin and ETH (and/or their related parties) to inject NIS 512 million in IDBD against the issuance of bonds. The NIS 512 million would be injected in two tranches of NIS 256 million each (the “First Tranche” and the “Second Tranche”, respectively).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

45.	Subsequent events (Continued)

•
The First Tranche would be completed by December 31, 2015, and against its injection IDBD would issue in favor of such investors other than Dolphin, ETH and/or any of their related parties (the “Minority Investors”) bonds for a principal amount of NIS 256 million, by reopening Series 9 (“Series 9”), or by issuing a new series of bonds under terms and conditions replicating those of Series 9 (“IDBD’s New Bonds”).

•	The Second Tranche would be completed by January 31, 2016 and against its injection the Minority Investors would receive IDBD’s New Bonds for a principal amount of NIS 256 million.
•	Following the exercise of the First Tranche and Second Tranche, Minority Investors would deliver 64 million shares to the obligors under the Tender Offer.
•
In addition, on January 31, 2016, Dolphin and ETH (or any of their related parties) would purchase the remaining shares held by the Minority Investors for a total of NIS 90 million, payable on that same date.

-	If the sale of Clal is consummated, IDBD will carry out a partial bond repurchase offering at par value among all series of bonds.

-	The Trustees’ Proposal would be carried out before IDBD launches a new issuance of shares or rights or, alternatively, each new share or right issued would not be part of the proposal as submitted.

-	The Trustees’ Proposal hasn´t been already approved by the Minority Investors; and such approval would be sought after the proposal is accepted by IDBD, Dolphin and ETH.

On August 30, 2015, IDBD sent a request on Dolphin and ETH for them to express their position on the Trustees’ Proposal, without setting a specific date for their response.

On September 3, 2015 Dolphin rejected the Trustees' Proposal and, therefore, it is not valid as of the date of issuance of these Financial Statements.

On August 19, 2015, the Arrangement Trustees filed with the competent court an application for it to order an attachment or lien on any funds receivable by ETH from Dolphin by operation of the BMBY clause, and for it to order the transfer of such funds to the Arrangement Trustees as security for the performance of ETH’s joint and several obligations under the Tender Offers.

On August 26, 2015, the Arrangement Trustees and ETH executed an agreement in connection with the item mentioned in the previous paragraph whereby it was agreed that the Arrangement Trustees would suspend the above mentioned application until the arbitration decision concerning the BMBY; to such end, ETH promised to give notice to the Arrangement Trustees as soon as the arbitrator rules on the subject. Notice has been given to the competent court of the referred agreement between ETH and the Arrangement Trustees.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

45.	Subsequent events (Continued)

       On September 9, 2015, The Arrangement Trustees filed to the Tel Aviv District Court an amended application for instructions (the “Application of the Arrangement Trustees”), to which Dolphin, IFISA, ETH and others were added as parties, requesting the Court to instruct that: (i) IFISA is obligated to all the Investors' obligations under the Arrangement; (ii) the IDBD shares held by any entity controlled by Mr. Elsztain (including Dolphin) are not entitled to participate in the Tender Offers; and (iii) IDBD shares held by Mr. Elsztain and Mr Ben Moshe and/or by any other entity controlled by them, and were transferred or will be transferred to others, are also not entitled to participate in the Tender Offers.

On September 24, 2015, the arbitrator rendered an arbitration award concerning the BMBY process according to which Dolphin and IFISA are the buyers in the BMBY process, and ETH is the seller. ETH is committed to sell all the shares of the Company that it holds at the price proposed in the BMBY proposal (NIS 1.64 per share). Dolphin will pledge in favor of the Arrangement Trustees all the shares used as collateral for the performance of the Tender Offers, and Dolphin has to perform ETH’s obligations included in the Arrangement, including the commitment to carry out Tender Offers and the obligation to participate in rights offerings.

On October 11, 2015, the BMBY process concluded and IFISA purchased all ETH’s shares in IDBD (92,665,925 shares), at a price per share of NIS 1.64, for a total consideration of approximately NIS 152 million (equivalent to US$ 39.7 million as of the date of the transaction). Upon the closing of the transaction, all ETH’s directors in IDBD presented their irrevocable resignation to IDBD’s Board of Directors and the Shareholders Agreement automatically terminated in accordance with its terms. Furthermore, on the same date, Dolphin pledged additional shares as security of the performance of the Tender Offers, rising the number to 64,067,710 pledged shares.

On October 19, 2015, Dolphin and IFISA submitted their response to Court regarding the Application of the Arrangement Trustees in which, among other things, Dolphin clarified that as the offeror in the Tender Offers, it does not intent and will not participate as an offeree in the Tender Offers. Notwithstanding, according to  Dolphin’s position, it has the right to offer to any other shareholder of IDBD, including entities controlled by Eduardo S. Elsztain, to purchase shares within the Tender Offers and also to sell shares to third parties (including those controlled by Eduardo S. Elsztain), and the shares being sold are able to participate as offerees in the Tender Offers, without derogating from Dolphin’s undertakings according to which 106.6 million shares held by it will not participate in the Tender Offers, as long as they are held by entities controlled by Eduardo S. Elsztain).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

45.	Subsequent events (Continued)

   On October 20, 2015, the Court decided to grant declaratory remedies requested in the Application of the Arrangement Trustees, according to which:

-	The shares held by Dolphin and any other company controlled by Eduardo S. Elsztain are not entitled to participate as offerees in the Tender Offers

-
the shares held or that were held by Dolphin and/or by companies controlled by Mr. Elsztain and which were transferred or will be transferred by them to other parties, will not be entitled to participate in the Tender Offers

-	These remedies will not apply to shares which were acquired from the minority shareholders within the framework of the trade in the stock exchange and which came into the possession of IFISA.

On October 26, 2015, and following the court decision dated on October 20.1015 and the declaratory remedies submitted Dolphin and IFISA have sent a letter that, according to their position, and as detailed in the letter: (a) The reservation prescribed by the court vis-à-vis the shares which were acquired from the minority shareholders in trading on the stock exchange and which came into the possession of IFISA, applies to the 127,441,396 shares of the Company held by IFISA and 131,600 shares of the Company held by Dolphin, which should be entitled to participate as offerees in the Tender Offers; and (b) with respect of the 51,760,322 additional shares of IDBD presently held by Dolphin, originating in acquisitions from minority shareholders in IDBD, DN and IFISA believe that, according to that state in the Court decision, these shares cannot participate as an offeree in the tender offers, so long as they are held by Dolphin, however Dolphin is not estopped from selling these shares to any third parties, and that in such a case, that third party shall have the right to participate in the Tender Offers for these shares.

On October 29, 2015, the Arrangement Trustees filed an urgent application for a contempt of court order against Dolphin and IFISA and to enforce them to follow the court's instructions of October 20, 2015, alleging that the letter of Dolphin and IFISA, published by IDBD on October 27, 2015, which informed of the quantity of shares purchased from the minority shareholders within the framework of the trade in the stock exchange is contrary to the court's decision and thus Dolphin and IFISA are acting in contempt of court. The Arrangement Trustees further argued that since Dolphin and IFISA are ignoring the court's decision and since the damage to the public, including to the Arrangement creditors, accumulating daily, the court is requested to impose a fine, in a material amount set by the court, for each day that they ignore the court decision and as long as they do not take action that the Company will amend its reports so that they reflect the court decision. According the court's decision dated October 30, 2015, Dolphin and IFISA are requested to submit their response within three days.

On October 29, 2015, Dolphin and IFISA filed an appeal to the Supreme Court, with respect to the court decision of October 20, 2015, also requesting to hold an urgent hearing on the appeal. The hearing on the appeal was scheduled for December 16, 2015.

On November 2, 2015, Dolphin and IFISA submitted their response to the Application for Contempt, requesting court to dismiss the application as the Contempt of Court Ordinance does not apply to declaratory remedies and as Dolphin and IFISA did not violate any court order.

On November 4, 2015, the Arrangement Trustees filed a rejoinder to Dolphin´s and IFISA's response to the Application for Contempt, requesting the Court to clarify that the Reservation (as defined below) determined in the Court's decision dated October 20, 2015 shall apply exclusively in the case the following

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

45.	Subsequent events (Continued)

conditions apply: (1) that the shares were acquired in the market from the public; (2) the acquisition was made within the framework of trading on the TASE; and (3): that the shares are currently held by IFISA; accordingly, the Court was requested to clarify that the Dolphin´s and IFISA's position as filed in the letter dated October 26, 2015 is not and cannot be the correct interpretation of the Judgment.

On November 4, 2015, Dolphin and IFISA filed their response to the rejoinder of the Arrangement Trustees, requesting the Court to dismiss the Arrangement Trustees' request to clarify the judgment.

        On November 5, 2015, the Court decided to deny the Application for Contempt filed by Arrangement Trustees. However, the Court stated that Dolphin and IFISA's interpretation of the Reservation in the Decision dated October 20, 2015, within Dolphin and IFISA's letter, stand in contradiction insofar as with regard to the scope of the Reservation.

On November 5, 2015, the Arrangement Trustees sent a letter to Dolphin and IFISA, demanding them, in light of the Court's decision of the same day, to amend Dolphin and IFISA's letter and to inform the Securities Authority and IDBD that all the tender offers will be addressed to the minority shareholders of IDBD and that Dolphin and/or IFISA and any corporation under the control of Mr. Elsztain, will not be offerees in the tender offers and that every share which will be transferred by them to third party, if transferred, will also not be entitled to be an offeree in the tender offer.

On November 5, 2015, the Arrangement Trustees sent a letter to IDBD, demanding it, in light of the Court's decision of the same day, to amend Dolphin and IFISA's letter and to inform the public and the Securities Authority immediately that Dolphin and IFISA's Letter as published by  IDBD, is inconsistent with the court's decision and that all the shares held by Dolphin and IFISA or any corporation within the Elsztain Group or which shall be purchased from those corporations, shall not carry a right to participate in the tender offers as an offeree.

On November 10, 2015, following the request of the ISA to IDBD, IDBD approached Dolphin and IFISA in order to obtain their position with regard to the amount of shares held by corporations controlled by Mr. Eduardo Sergio Elsztain and which are entitled to participate in the Tender Offers according to the Reservation in the Court's decision dated October 20, 2015 (the "First Decision"; the "Reservation") and following the Court's decision dated November 5, 2015 (the "Second Decision"). In response to this request, Dolphin and IFISA notified IDBD that their position, as expressed in Dolphin and IFISA's letter, remains unchanged.

On November 10, 2015, Dolphin and IFISA filed an application to the Supreme Court to schedule the hearing on the appeal, which was scheduled for December 16, 2015, to an earlier date, due to the fact that Dolphin has to publish a Tender Offer by December 31, 2015, in order to have a high level of certainty regarding the legal situation as soon as possible.

        On November 12, 2015, IDBD reported that, at its request, Dolphin extended the validity of its commitment with regard to the public offering so that it will be performed no later than November 17, 2015

45.	Subsequent events (Continued)

(instead of the original date of November 15, 2015), which was further extended until December 1, 2015. There is no certainty at this time for the execution of the offering or to its terms. In addition, IDBD was notified by Dolphin, that discussions are being held between Dolphin and the Arrangement Trustees for a potential amendment to the Arrangement with regard to the Tender Offers. IDBD further reported that the Arrangement Trustees sent a letter stating that the amendments to the Arrangement regarding the Tender Offers are not acceptable for the bondholders, and that the bondholders may convoke a bondholders´ meeting to discuss such issues if IDBD´s Board of Directors do not disapprove such proposal.

      The Company is assessing its defense strategy, as well as the impact of the closing of the BMBY process with IFISA as the purchaser of the shares of IDBD by Extra.

              On November 11, the lock-up under the TASE regulations expired, and therefore there are no shares restricted under this item as of the date of issuance of these financial statements.

       Condor

On July 23, 2015, RES, IRSA and Condor entered into an agreement in relation to a potential exchange of preferred shares Series A, Series B and Series C for ordinary shares.

RES has accepted that, if Condor gets acceptance of at least 80% of the preferred shares Series A and B, then RES will convert pro rata its convertible preferred shares Series C.

The agreement specifies that the conversion price for preferred shares A and B into ordinary shares is US$ 2.3254 per share, while the price for Series C is US$ 1.60 per share. Furthermore, in consideration for cumulative unpaid dividends, holders of such shares will receive an amount of additional ordinary shares at a share price of US$ 2.3254.

45.	Subsequent events (Continued)

The agreement further provides that, if the exchange is carried out, Condor’s bylaws will be amended upon prior approval of shareholders in order to:

•       eliminate the limitation that bans RES from holding more than 34% of issued and outstanding ordinary shares;
•       eliminate the obligation to exchange preferred shares Series B if a person or group holds more than 35% of voting shares of Condor; and
•       Authorize the issuance of non-voting ordinary shares.

As regards warrants previously issued to RES, 50% would be extended till January 31, 2018, and the other 50% until January 31, 2019.

RES would receive a combination of voting and non-voting shares so that its voting power in no event exceeds 49%.

On August 31, the exchange process was extended until October 12, 2015.

On September 2015, Condor terminated its offer to exchange preferred shares to common and cancelled its special meeting of shareholders scheduled for October 8, 2015 to obtain shareholder approvals to the conditions of the exchange offer.

• On July 20, 2015 Brazil Federal Revenue Office approved and refunded Brasilagro for the amount included in the petition in relation to CSLL accumulated receivables with negative balance for calendar year 2012 and the income tax negative balance for fiscal year 2013 in the amount of Rs. 239 (Ps. 700) and Rs. 1,600 (Ps. 4,688), respectively, and the value of Rs. 165 (Ps. 483) regarding the request made by its controlled company Jaborandi Agrícola. In addition, on July 20, 2015 Brazil Federal Revenue Office approved and refunded the value included in the petition related to cumulative receivables related to PIS and COFINS (Social Integration Program and Social Security Financing Lev in November 2014. Total sum of money refunded by the Federal Revenue Office amounted to Rs. 39 (Ps. 114) and is available in the current account of Brasilagro.

• Pursuant to share repurchase program, Brasilagro may repurchase up to 698,310 shares or 2% of the ordinary shares issued and outstanding. In July 2015, total shares repurchased by Brasilagro was 209,200 shares for a total amount of Rs. 2,334 (Ps. 6,839).

45.	Subsequent events (Continued)

• Brasilagro and Jaborandi Ltda. will pay the rural harvest financing agreements entered into with Banco do Nordeste – BNB, after the balance sheet date (June 30, 2015). On July 31 2015, principal was repaid in the amount of Rs. 23,733 (Ps. 69,538) and on August 1, 2015 interest was paid in an amount of Rs. 2,022 (Ps. 5,924).

• On August 7, 2015, the directors of Brasilagro exercised their call options for 233,689 shares at an exercise price of Rs. 2,006 (Ps. 5,878) referring to the First Share Option Program.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
BancoHipotecario S.A.

We have audited the accompanying consolidated balance sheets of BancoHipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2015 and 2014 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2015. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancoHipotecario S.A. and its subsidiaries at June 30, 2015 and 2014, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2015 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Buenos Aires, Argentina
August 7, 2015, except for notes 34 and 36 as to which the date is November 17, 2015

Price Waterhouse & Co. S.R.L.

By:	/s/ Marcelo Trama
Name Marcelo Trama
Title Partner

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of June 30, 2015 and 2014
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014
ASSETS

Cash and due from banks	Ps.	492,233	Ps.	610,106
Banks and correspondents		2,709,342		2,398,062
		3,201,575		3,008,168

Government and corporate securities (Note 4)		5,271,583		3,395,192

Loans (Note 5)
Mortgage loans		2,413,401		2,197,336
Credit card loans		8,500,601		5,950,266
Other loans		8,334,879		7,277,967
		19,248,881		15,425,569
Plus: Accrued interest receivable		218,089		150,676
Less: Allowance for loan losses (Note 6)		(433,825)		(356,267)
		19,033,145		15,219,978

Other receivables from financial transactions (Note 7)
Collateral receivable under repurchase agreements		35,621		60,196
Amounts receivable under derivative financial instruments		4,785		45,817
Loans in trust pending securitization		10,301		10,776
Amounts receivable under reverse repurchase agreements of government and corporate securities		94,597		498,000
Other (Note 7)		3,247,013		1,961,678
		3,392,317		2,576,467
Plus: Accrued interest receivable		8,440		8,165
Less: Allowance for Other receivables from financial transactions		(22,611)		(11,189)
		3,378,146		2,573,443

Assets under financial leases		125,461		71,907

Investments in other companies		70,806		19,241

Miscellaneous receivables (Note 8)		1,559,217		1,117,890

Bank premises and equipment (Note 9)		186,320		150,489

Miscellaneous assets (Note 10)		60,413		50,483

Intangible assets (Note 11)		426,148		244,540

Items pending allocation		8,542		4,254

Total Assets	Ps.	33,321,356	Ps.	25,855,585

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET – (Continued)
As of June 30, 2015 and 2014
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2015	2014

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Checking accounts	Ps. 3,151,296	Ps. 2,800,899
Saving accounts	2,953,065	1,662,444
Time deposits	11,898,186	9,049,574
Other deposit accounts	188,604	178,426
	18,191,151	13,691,343
Plus: Accrued interest payable	237,680	215,811
	18,428,831	13,907,154
Other liabilities from financial transactions
Other banks and international entities (Note 14)	297,357	558,449
Bonds (Note 15)	4,926,694	3,501,712
Argentine Central Bank	115	81
Amounts payable under derivative financial instruments	334,874	300,099
Borrowings under repurchase agreements collateralized by government securities	93,660	384,117
Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities (Note 13)	34,481	140,804
Other	1,867,191	1,083,892
	7,554,372	5,969,154
Plus: Accrued interest payable	135,471	97,156
	7,689,843	6,066,310

Miscellaneous liabilities
Taxes	326,154	352,988
Sundry creditors (Note 20)	1,468,191	724,210
Other (Note 20)	272,415	178,649
	2,066,760	1,255,847

Reserve for contingencies (Note 12)	221,950	152,789

Subordinated bonds (Note 16)	100,452	-

Items pending allocation	44,847	208,293

Non-controlling interest	67,957	59,849

Total Liabilities	28,620,640	21,650,242

SHAREHOLDERS' EQUITY

Common stock	1,463,365	1,463,365
Treasury stock	54,149	54,149
Paid in capital	834	834
Inflation adjustment on common stock	699,601	699,601
Reserves	1,842,198	1,292,226
Retained earnings	640,569	695,168
Total Shareholders' Equity	4,700,716	4,205,343
Total Liabilities and Shareholders' Equity	Ps. 33,321,356	Ps. 25,855,585

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the twelve-month periods ended June 30, 2015, 2014 and 2013
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014		2013
Financial income
Interest on loans and other receivables from financial transactions	Ps.	4,326,324	Ps.	3,779,073	Ps.	1,961,272
Income from government and corporate securities.		1,191,396		904,985		456,004
Other		6,250		12,186		6,906
		5,523,970		4,696,244		2,424,182
Financial expenses
Interest on deposits and other liabilities from financial transactions		2,801,201		2,063,512		1,120,480
Contributions and taxes on financial income		442,814		339,676		163,794
		3,244,015		2,403,188		1,284,274

Gross brokerage margin	Ps.	2,279,955	Ps.	2,293,056	Ps.	1,139,908

Provision for loan losses (Note 6)		375,270		303,348		233,376
Income from services
Insurance premiums		1,255,436		895,129		417,368
Commissions (Note 21)		1,295,325		866,616		670,213
Other (Note 21)		733,262		356,153		307,398
		3,284,023		2,117,898		1,394,979
Expenses for services
Insurance claims		149,871		174,715		57,583
Commissions (Note 21)		540,542		446,257		194,064
Contributions and taxes on income from services		78,457		61,666		39,261
		768,870		682,638		290,908
Administrative expenses
Salaries and social security contributions		1,775,548		1,284,840		844,965
Advertising expenses		179,542		118,277		88,538
Value added tax and other taxes		167,249		113,917		115,353
Directors’ and Syndics’ fees		65,788		71,027		31,774
Fees for administrative services		406,690		258,668		189,428
Maintenance and repairs		96,821		53,981		37,186
Electricity and communications		116,907		71,942		56,515
Depreciation of bank premises and equipment		35,267		20,992		15,830
Rent		97,482		69,774		49,895
Other		425,595		277,361		182,718
		3,366,889		2,340,779		1,612,202

Net income from financial transactions	Ps.	1,052,949	Ps.	1,084,189	Ps.	398,401

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME – (Continued)
For the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014		2013

Miscellaneous income
Penalty interest		86,874		59,281		54,833
Loans recoveries		171,781		82,104		100,834
Other (Note 22)		58,875		47,543		37,755
		317,530		188,928		193,422
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables		132,614		67,564		31,058
Other (Note 22)		336,720		220,430		130,966
		469,334		287,994		162,024

Income before income taxes and Non-controlling interest	Ps.	901,145	Ps.	985,123	Ps.	429,799

Income taxes (Note 24)		377,613		369,127		76,529
Non-controlling interest		13,658		11,031		(14,148)
Net income for the period	Ps.	537,190	Ps.	627,027	Ps.	339,122

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

									Reserves
	Common stock (Note 26)		Paid in capital (Note 26)		Treasury stock (Note 26)		Inflation adjustment of common stock (Note 26)		Legal (Note 26)		Voluntary (Note 26)		Retained earnings		Total shareholders' equity
Balance as of June 30, 2012	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	526,828	Ps.	367,601	Ps.	256,816	Ps.	3,369,194

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/13/11. Approval of BCRA on 09/20/12		-		-		-		-		-		-		(100,000)		(100,000)

Net income for the period		-		-		-		-		-		-		339,122		339,122

Balance as of June 30, 2013	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	526,828	Ps.	367,601	Ps.	495,938	Ps.	3,608,316

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 08/23/13		-		-		-		-		68,721		244,886		(343,607)		(30,000)

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/24/14		-		-		-		-		84,190		-		(84,190)		-

Net income for the period		-		-		-		-		-		-		627,027		627,027

Balance as of June 30, 2014	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	679,739	Ps.	612,487	Ps.	695,168	Ps.	4,205,343

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/24/14. Approval of BCRA on 12/23/14		-		-		-		-		-		-		(41,817)		(41,817)

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 03/21/15.		-		-		-		-		109,994		439,978		(549,972)		-

Net income for the period		-		-		-		-		-		-		537,190		537,190

Balance as of June 30, 2015	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	789,733	Ps.	1,052,465	Ps.	640,569	Ps.	4,700,716

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2015, 2014 and 2013
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2015		2014		2013
Cash flows from operating activities:
Net income	Ps.	537,190	Ps.	627,027	Ps.	339,122
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		258,567		273,423		163,600
Net gain on investment government securities		(179,430)		(89,484)		(8,802)
Gain / (loss) on derivative financial instruments		(63)		-		(46)
Depreciation and amortization		114,799		66,103		39,152
Net gain on sale of premises and equipment and miscellaneous assets		(578)		(2,944)		(1,160)
Net Indexing (CER and CVS) and interest of loans and deposits incurred but not paid		(177,558)		(19,112)		(127,277)
Non-controlling interest		(13,658)		(11,031)		14,148
Net change in trading securities		1,269,136		(858,189)		907,867
Net change in other assets		(2,850,499)		(661,376)		(136,396)
Net change in other liabilities		1,179,439		1,391,036		(482,324)
Net cash (used in) operating activities		137,345		715,453		707,884

Cash flows from investing activities:
(Increase)/Decrease in loans, net		(4,502,150)		(5,780,425)		(2,692,773)
Proceeds from securitization of consumer loans		401,331		749,589		380,415
Proceeds from maturities of available for sale securities		808,876		81,100		345,961
Purchases of investments in other companies		(45,000)		(10,013)		(5,012)
Proceeds from sales, net of payments for purchases, of available for sale securities		(2,082,693)		(1,166,729)		25,697
Proceeds from sale of premises and equipment		8,491		1,874		1,029
Purchases of premises and equipment, miscellaneous and intangible assets		(350,659)		(212,026)		(117,240)
Net cash provided by investing activities		(5,761,804)		(6,336,630)		(2,061,923)

Cash flows from financing activities:
Increase in deposits, net		4,499,808		4,792,123		2,093,107
Principal payments on bonds, notes, and other debts		(626,754)		(853,108)		(584,601)
Proceeds from issuance of bonds, notes and other debts		1,934,019		1,435,183		653,781
Payments of debt issuance cost		(19,406)		(12,855)		(8,425)
Distribution of dividends		(41,817)		(29,968)		(99,895)
(Decrease)/Increase in borrowings, net		(23,518)		806,185		89,175
Net cash provided by financing activities		5,722,332		6,137,560		2,143,142

Net increase/(decrease) in cash and cash equivalents		97,873		516,383		789,103
Cash and cash equivalents at the beginning of the period		3,008,168		2,217,327		1,352,474
Effect of foreign exchange changes on cash and cash equivalents		95,534		274,458		75,750
Cash and cash equivalents at the end of the period	Ps.	3,201,575	Ps.	3,008,168	Ps.	2,217,327

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	2,525,829	Ps.	1,555,976	Ps.	939,573
Cash paid for presumptive minimum income tax and income tax.		343,504		113,576		71,481
Non-cash transactions involving securitizations		151,576		165,249		87,925

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2015 and 2014 are as follows:

	June 30,
Issuing Company	2015	2014
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima	99.99%	99.99%
BHN Vida Sociedad Anónima	99.99%	99.99%
BACS Banco de Crédito y Securitización Sociedad Anónima	87.50%	87.50%
BACS Administradora de activos S.A. S.G.F.C.I.	85.00%	85.00%
Tarshop S.A. (*)	80.00%	80.00%
BH Valores SA	100.00%	100.00%

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(*) On October 22, 2014, the Board of Directors of Banco Hipotecario S.A. unanimously approved an irrevocable capital contribution to Tarshop S.A. in the amount of Ps. 110,000 to be made by shareholders Banco Hipotecario S.A. and IRSA Propiedades Comerciales S.A. pro rata of their shareholdings so that Tarshop S.A. should have sufficient resources for its operational activities and to be able to execute its 2015 Business Plan. On December 15, 2014, the General and Extraordinary Shareholder's Meeting unanimously approved such capitalization

All significant intercompany accounts and transactions have been eliminated in consolidation.

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

2.1. Foreign Currency Assets and Liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the US dollar were converted into the latter currency using the swap rates communicated by the Argentine Central Bank’s operations desk, in force at the close of operations on the last business day of the fiscal period end.

Foreign currency transactions net gains or losses are recorded within “Financial income” or “Financial expenses” in the accompanying unaudited consolidated statements of income.

2.2. Interest accruals and adjustments of principal amounts (CER and CVS)

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency, and interest accruals for loans overdue more than ninety days were discontinued.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Adjustments of principal amounts from application of the CER (Reference Stabilization Index), and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued.

2.3. Government and Corporate Securities

Securities classified as "Holdings booked at fair market value", "Investment in listed corporate securities" and "Securities issued by the BCRA" with volatility published by the BCRA, have been valued at period-end or year-end market quotation.

As of June 30, 2015, the Bank maintains in its portfolio overdue income coupons from the DICY and PARY bonds to be collected.

Securities classified as “Holdings booked at cost plus return” and “Securities issued by the BCRA” with no volatility published by the BCRA or with volatility but which the Entity decides to book under the first category, have been valued at their acquisition cost subject to an exponential increase based on the internal rate of return, net of contra accounts, if applicable.

2.4. Loans

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Other loans to the public sector:

i) those loans were valued at cost plus return, taking as cost their book value as of December 31, 2010.

ii) those originally granted in foreign currency have been converted into Ps. at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.5. Other receivables for financial transactions

The individual mortgage loans the trustee ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 2.2. and 2.4.

The rights arising from currency swap transactions have been valued at the quotation of that currency following the criterion described in point 2.1.

The financial trust participation certificates have been valued according to the equity method of accounting. Financial trust debt securities have been stated at cost plus return, index-adjusted by applying the CER to the appropriate instruments.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The interest rate swap transactions carried out for the purposes of hedging assets and liabilities with fixed and floating rates have been valued in accordance with the unsettled balances of agreed upon lending and borrowing interests rates.

Interest rate swaps for agreed-upon fixed rate have been valued in accordance with the balances pending settlement. Futures transactions agreed upon that are mainly closed as hedging for the position in foreign currency have been valued in accordance with the balances pending settlement. Changes in these values, for all derivative instruments, are recognized as a gain or loss under the caption “Financial Income – Interest on loans and other receivables from financial transactions” or “Financial Expenses – Interest on deposits and other liabilities from financial transactions”, respectively.

Unlisted negotiable obligations have been valued at acquisition cost exponentially increased according to the internal rate of return.

Securities issued by the BCRA and government securities held as collateral for OTC transactions are valued as explained in item 2.3 of this note.

Repo transactions are carried at the value originally agreed upon, plus accrued premiums.

2.6. Receivables for financial leases

Receivables for financial leases are carried at the current value of the periodic installments and the residual value previously agreed upon, calculated as per the conditions set forth in the respective lease agreements, applying the internal rate of return and net of allowances for loan losses.

2.7. Investments in Other Companies

Permanent equity investments in companies where corporate decision are not influenced, are accounted for the lower of cost and the equity method. As of June 30, 2015 and December 31, 2014 these investments were recorded at cost.

This caption mainly includes the equity investments held in: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, Mercado de Valores de Buenos Aires Sociedad Anónima, and SUPER–CARD S.A..

Additionally the Bank has participations as protecting partner in mutual guarantee companies and has made contributions to the companies’ risk fund. These companies are: Confederar NEA S.G.R., Don Mario S.G.R., Los Grobos S.G.R. and Intergarantías S.G.R.

2.8. Miscellaneous receivables

Miscellaneous receivables have been valued at the amounts actually transacted, plus interest accrued and net of allowances for loan losses or impairment, if applicable.

2.9. Bank Premises and Equipment and Miscellaneous Assets

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

2.10. Intangible Assets, Net

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

2.11 Housing, life and unemployment insurance premiums in lending transactions and other transactions originated in its capacity of insurer, in accordance with the franchise granted by the privatization law

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and allocate the expenditures for claims to the net income/(loss) for the year in which they occur.

The Bank has set up an insurance claim reserve for Ps.1,181 as of June 30, 2015 and 2014, which is shown in the "Provisions" caption under Liabilities.

2.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata agreed upon rate of return based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

2.13. Other liabilities from financial transactions

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Unsubordinated negotiable obligations have been valued at their residual value plus accrued interest.

Foreign currency-denominated obligations under swap transactions carried out as a hedge have been converted into Argentine pesos according to the criterion described in note 2.1.

The interest rate swap transactions carried out for the purposes of hedging assets and liabilities with fixed and floating rates have been valued in accordance with the unsettled balances of agreed upon lending and borrowing interests rates. In addition, following a prudent criterion, the Bank creates provisions for these transactions when the value stated above exceeds its fair value.

Interest rate swaps for agreed-upon fixed rate have been valued in accordance with the balances pending settlement of the agreed-upon lending and borrowing interest rates.

2.14. Miscellaneous liabilities

They are valued at the amounts actually transacted, plus accrued interest as of fiscal period or year end.

2.15. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities, if applicable according to the estimated likelihood of occurrence. These provisions cover various items, such as insurance risk, provisions for lawsuits, provisions for taxes, other contingencies, etc..

In addition, the Bank has created the allowance required under Communication “A” 5689 issued by the Argentine Central Bank in order to provide for the total amount of administrative and/or disciplinary sanctions and criminal penalties supported by first instance rulings, applied or pursued by the Argentine Central Bank, the Financial Information Unit, the Argentine Securities Commission and the Argentine Superintendence of Insurance.

2.16. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff. The disbursements in respect thereof are charged to the results for the period or year in which they occur.

2.17. Personnel benefits

The Bank has set up provisions for its employees' retirement plans.

2.18. Subordinated Bonds

Subordinated negotiable obligations have been recorded at their residual value plus interests accrued.

2.19. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	June 30,
	2015		2014

BACS Banco de Crédito y Securitización S.A.	Ps.	32,536	Ps.	28,383
BHN Sociedad de Inversión S.A.		74		63
Tarshop S.A.		35,347		31,403
Total	Ps.	67,957	Ps.	59,849

2.20. Income Tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendence of Corporations.

The Bank charges to income and sets up a provision under Liabilities for the income tax determined on its taxable transactions in the fiscal year in which those transactions are carried out.

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. For all the periods contemplated in these financial statements, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

2.21. Minimum notional income tax

In view of the option granted by the BCRA by means of Communication "A" 4295, as of June 30, 2015 the Bank capitalized as a minimum notional income tax credit the tax amount paid in fiscal year 2012, on the basis of projections prepared and the possibility of recovering it and raising allowances when appropriate.

2.22. Shareholders' Equity

a.	Capital stock, treasury shares, non-capitalized contributions, reserves, and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been stated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period or year to which they correspond. The balances of the Shareholders’ Equity accounts as of June 30, 2015 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments". The issued treasury shares added due to the termination of Total Return Swap transaction are carried at nominal value.

b.	Results:

Income and expenses have been recognized against the results for the fiscal year, regardless of whether they have been collected or paid.

The preparation of the financial statements requires that the Bank’s Board of Directors perform estimates affecting assets and liabilities, the net income/ (loss) for the fiscal period or year and the determination of contingent assets and liabilities at the date thereof, such as allowances for loan losses and impairment, the recoverable value of assets and provisions. Since these estimates involve value judgments regarding the probability of occurrence of future events, the actual net income/ (loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods or years. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The financial statement figures for the previous fiscal period or year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current fiscal period or year.

2.23. Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of ASC 230.

For purposes of reporting cash flows, “Cash and cash equivalents” include “Cash and due from banks”.

2.24. Use of Estimates

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

3. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014
Banco Hipotecario S.A.
Securities issued by the BCRA as collateral for OCT transactions	Ps.	70,464	Ps.	-
Government securities as collateral for OCT transactions		40,200		275,370
Deposits in pesos as collateral for visa credit card transactions		117,723		59,610
Securities issued by the BCRA as collateral for the custody of securities		162,759		-
Government securities as collateral for the custody of securities.		-		173,600
Deposits in pesos and in U$S as collateral for leases		754		1,028
	Ps.	391,900	Ps.	509,608

Tarshop S.A.
Deposits in pesos and in U$S as collateral for leases	Ps.	505	Ps.	497
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received		32,203		32,202
Time deposits pledged for tax obligations arising from Financial Trusts		4,891		3,736
Deposits in pesos related to Financial Trusts transactions		16,182		24,542
Receivable in trust to secure a syndicated loan received		-		83,229
Deposits in pesos as collateral for visa credit card transactions		512		-
Government securities as collateral for visa credit card transactions		1,038		-
	Ps.	55,331	Ps.	144,206

BACS Banco de Crédito y Securitización S.A.
Deposits in pesos as collateral for repurchase agreements	Ps.	-	Ps.	4,170
	Ps.	-	Ps.	4,170

BH Valores S.A.
Mercado de Valores de Buenos Aires SA’s share pledged on behalf of Chubb Argentina de Seguros SA.	Ps.	4,000	Ps.	4,000

Total	Ps.	451,231	Ps.	661,984

4. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2015		2014
Holding booked at fair value
Government securities in pesos	Ps.	1,581,383	Ps.	439,798
Government securities in US$		340,053		844,014
Bills issued by Provincial Governments in US$		297,137		-
Bills issued by Provincial Governments in pesos		7,133		-
	Ps.	2,225,706	Ps.	1,283,812

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Holding booked at cost plus return
Government securities in pesos	Ps.	-	Ps.	29,275
Bills issued by Provincial Governments in pesos		66,916		-
Bills issued by Provincial Governments in US$		125,862		39,573
	Ps.	192,778	Ps.	68,848

Investment in listed corporate securities
Corporate securities denominated in pesos	Ps.	430,855	Ps.	345,565
	Ps.	430,855	Ps.	345,565

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA	Ps.	672,239	Ps.	354,542
Unquoted bills and notes issued by the BCRA		1,750,005		1,342,425
	Ps.	2,422,244	Ps.	1,696,967

Total	Ps.	5,271,583	Ps.	3,395,192

As of June 30, 2015, several bonds sold under repurchase agreements amounted to Ps. 9,624 and were recorded under the caption “Other Receivables from Financial Transactions”.

The bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 1,191,396 and Ps. 904,985 as of June 30, 2015 and 2014, respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June,
	2015		2014

Non-financial public sector	Ps.	89,132	Ps.	129,023
Financial sector		348,549		373,078
Non-financial private sector
With preferred guarantees (a)		2,413,401		2,197,328
Without preferred guarantees
Personal loans		2,650,127		2,040,282
Credit Card Loans		8,500,601		5,950,266
Overdraft facilities		685,978		1,139,629
Other loans (b)		4,561,093		3,595,963
Accrued interest receivable		218,089		150,676
Reserve for loan losses (see note 6)		(433,825)		(356,267)
Total	Ps.	19,033,145	Ps.	15,219,978
______________
(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)	Comprised of:

	June 30,
	2015		2014

Short term loans in pesos	Ps.	2,729,892	Ps.	2,256,595
Short term loans in US dollars		692,190		693,809
Loans for the financing of manufacturers		61,234		24,805
Export prefinancing		406,621		278,720
Other loans		671,156		342,034
Total	Ps.	4,561,093	Ps.	3,595,963

6. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2015		2014

Balance at beginning of period	Ps.	356,267	Ps.	296,633
Provision charged to income		375,270		303,348
Loans charged off		(297,712)		(243,714)
Balance at end of period	Ps.	433,825	Ps.	356,267

7. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps.	434,689	Ps.	507,836
Unsecured guarantees (a)		2,966,068		2,076,796
Subtotal		3,400,757		2,584,632
Less: Allowance for losses		(22,611)		(11,189)
Total	Ps.	3,378,146	Ps.	2,573,443

(a) Includes Ps. 4,785 and Ps. 45,817 of Amounts receivable under derivative financial instruments, as of June 30, 2015 and 2014, respectively, and Ps. 35,621 and Ps. 60,196 of Amounts receivable under repurchase agreements, as of June 30, 2015 and 2014, respectively.

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2015		2014

Subordinated bonds (a)	Ps.	1,452,436	Ps.	424,548
Certificates of participation (see note 19)		388,250		330,855
Bonds held in the Bank’s portfolio (b)		-		46,036
Bonds unquoted		192,621		333,330
Collateral for OTC transactions		114,034		275,370
Amounts receivable from spot and forward sales pending settlement		524,785		202,617
Other		574,887		348,922
Total	Ps.	3,247,013	Ps.	1,961,678

(a)  Includes Ps. 269,243 and Ps. 268,111 of debt securities related to securitizations made by the bank and described in note 19, as of June 30, 2015 and 2014, respectively.
(b) The Bank carries some of its negotiable obligations as of June 30, 2014.

8. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2015		2014

Withholdings, credits and prepaid income tax	Ps.	33,812	Ps.	21,569
Recoverable expenses, taxes, and advances to third parties		60,935		58,414
Attachments for non-restructured ON		7,526		8,703
Guarantee deposit (*)		171,891		179,296
Guarantee deposit for credit card transactions		117,723		59,610
Presumptive minimum income – Credit tax (see note 25)		61,561		183,668
Receivables from master servicing activities		787		899
Other Directors fees		13,749		11,323
Loans to Bank staff		179,588		178,260
Other		925,623		430,126
Subtotal		1,573,195		1,131,868
Less: Allowance for collection risks		(13,978)		(13,978)
Total	Ps.	1,559,217	Ps.	1,117,890

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(*) As of June 30, 2015 and 2014 includes Ps. 162,759 and Ps. 173,600 as collateral for the custody of securities.

9. Bank Premises and Equipment

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2015		2014

Land and buildings	Ps.	117,090	Ps.	117,090
Furniture and fixtures		63,915		49,421
Machinery and equipment		185,369		145,416
Other		40,106		25,007
Accumulated depreciation		(220,160)		(186,445)
Total	Ps.	186,320	Ps.	150,489

10. Miscellaneous assets

Miscellaneous assets consist of the following as of the end of each period:

	June 30,
	2015		2014

Properties held for sale	Ps.	33,587	Ps.	30,297
Assets leased to others		22,656		19,947
Stationery and supplies		23,349		18,244
Other		1,688		2,164
Accumulated depreciation		(20,867)		(20,169)
Total	Ps.	60,413	Ps.	50,483

11. Intangible Assets

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2015		2014

Third parties fees, re-engineering, restructuring and capitalized software costs	Ps.	131,714	Ps.	79,064
Goodwill (*)		18,508		21,938
Mortgage loan origination expenses related to Pro.Cre.Ar (see note 31)		275,926		143,538
Total	Ps.	426,148	Ps.	244,540

(*) Goodwill is mainly related to the acquisition of Tarshop, which has been allocated to the Credit card segment - Tarshop.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

12.	Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2015		2014

Legal Contingencies (a)	Ps.	78,863	Ps.	79,559
Incurred but not reported and pending insurance claims (b)		1,181		1,181
Contingency risks		112,043		47,292
Tax Provision		11,401		11,912
Bonds subject to lawsuits (c)		14,290		12,845
Allowance for administrative-disciplinary-criminal penalties (d).		4,172		-
Total	Ps.	221,950	Ps.	152,789

(a) Includes legal contingencies and expected legal fees.
(b) As of June 30, 2015 and 2014, it is composed of: Debts to insured for Ps. 1,181 (outstanding claims for Ps. 559 and IBNR for Ps. 622).
(c) Includes negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring which ended on January, 2004.

(d) Includes a charge relating to a sanction for Ps. 4,040 imposed on BHSA by the Superintendent of Financial and Foreign Exchange Institutions through Resolution No. 685 in connection with the Financial Summary Proceedings No. 1320 (Note 30). At the close of these Financial Statements, this amount was deposited as resolved by the Executive Committee and the Bank’s Board of Directors.

13. Other Liabilities from Financial Transactions - Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities

The amounts outstanding corresponding to the Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities, as of the end of the twelve-month periods are as follows:

	June 30,
	2015		2014

Reverse repurchase agreements collateralized by securities issued by the BCRA (*)	Ps.	11,114	Ps.	13,078
Reverse repurchase agreements collateralized by other government securities (*)		23,367		127,726
Total	Ps.	34,481	Ps.	140,804

(*) The transactions’ maturity date is July, 2015.

14.	Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

Description	Average Annual interest rate	Average Maturity date	2015		2014

Interbank loans in pesos	23.02%	August, 2015	Ps.	297,357	Ps.	558,449
Total			Ps.	297,357	Ps.	558,449

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

15. Other Liabilities from Financial Transactions – Negotiable obligations

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date	2015	Annual interest rate		2014
Banco Hipotecario S.A.
Series 5 (US$ 250,000 thousand)	04/27/06	04/27/16	a	9.750%	1,914,484	1,709,848
Series IX (Ps. 258,997)	04/25/13	01/25/15	b/c	Badlar +280bp	-	202,413
Series X (Ps. 34,523)	08/14/13	08/09/14	a	22.0%	-	32,465
Series XI (Ps. 146,137)	08/14/13	05/14/15	b/c	Badlar +375bp	-	130,998
Series XII (US$. 44,508 thousand)	08/14/13	08/14/17	a	3.95%	358,989	361,970
Series XIII (Ps. 55,510)	11/11/13	11/06/14	a	23.50%	-	55,510
Series XIV (Ps. 115,400)	11/11/13	11/11/15	b/c	Badlar +375bp	115,400	115,400
Series XV (Ps. 12,340)	01/31/14	01/26/15	a	27.00%	-	12,340
Series XVI (Ps. 89,683)	01/31/14	01/31/16	b/c	Badlar +425bp	89,683	89,683
Series XVIII (Ps. 20,046)	05/16/14	02/16/15	a	27.0%	-	20,046
Series XIX (Ps. 275,830)	05/16/14	11/16/15	b/c	Badlar +375bp	275,830	270,001
Series XXI (Ps. 222,345)	07/30/14	01/30/16	b/c	Badlar +275bp	222,345	-
Series XXII (Ps. 253,152)	11/05/14	08/05/15	b/d	LEBACx0.95	253,152	-
Series XXIII (Ps. 119,386)	11/05/14	05/08/16	b/c	Badlar +325bp	119,386	-
Series XXIV (Ps. 27,505)	02/05/15	01/31/16	b	LEBACx0.95	27,505	-
Series XXV (Ps. 308,300)	02/05/15	08/05/16	a/b	Mixed (e)	298,496	-
Series XXVII (Ps. 281,740)	05/22/15	11/22/16	a/b	Mixed (e)	260,096	-

Tarshop S.A.
Series VIII (Ps. 79,589)	01/28/13	07/30/14	b/c	Badlar+445bp	-	74,007
Series X (Ps. 72,592)	05/23/13	11/23/14	b/c	Badlar+475bp	-	70,532
Series XI (Ps. 10,837)	05/23/13	05/23/16	b/c	Badlar+580bp	10,775	9,729
Series XII (Ps. 83,588)	08/09/13	08/09/15	a	15.0%	83,112	74,822
Series XIV (Ps. 30,245)	04/21/14	01/21/15	a	30.0%	-	28,442
Series XV (Ps. 119,755)	04/21/14	10/21/15	b/c	Badlar+490bp	113,967	117,203
Series XVII (Ps. 41,066)	11/26/14	08/26/15	b/d	LEBACx0.95	40,832	-
Series XVIII (Ps. 69,291)	11/26/14	05/26/16	b/c	Badlar+425bp	68,896	-
Series XIX (Ps. 6,314)	11/26/14	11/26/17	b/c	Badlar+525bp	6,280	-
Series XX (Ps. 69,100)	04/24/15	01/24/16	a	27.5%	68,707	-
Series XXI (Ps. 80,500)v	04/24/14	10/24/16	a	28.5%	80,043	-

BACS Banco de Crédito y Securitización S.A.
Series I (Ps. 130,435)	02/19/14	08/19/15	b/c	Badlar+450bp	130,435	126,303
Series III (Ps. 132,726)	08/19/14	05/19/16	b/c	Badlar +275bp	132,726	-
Series IV (Ps. 105,555)	11/21/14	08/21/16	b/c	Badlar +350bp	105,555	-
Series V (Ps. 150,000)	04/17/15	01/17/17	a/b	Mixed (d)	150,000	-

					4,926,694	3,501,712

(a) Fixed interest rate
(b) Variable interest rate.
(c) As of June 30, 2015 Badlar rate was 20.81%
(d) As of June 30, 2015 LEBAC rate was 26.04%
(e) Fixed rate on the first nine months (between 27.48% and 28.0%) and variable interest rate of Badlar+450bps from that moment on.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The contractual maturities of the negotiable obligations are as follows as of June 30, 2015:

June 30, 2016	Ps.	3,667,236
June 30, 2017		900,469
June 30, 2018		358,989
Thereafter		-
Total	Ps.	4,926,694

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

On February 11, 2015 the Bank’s Board of Directors approved the increase in the Program amount for up to US Dollars seven hundred million (US$ 700,000,000) or its equivalent in pesos.

On May 6, 2015, the Bank’s Board of Directors approved the increase in the Program amount for up to US dollars eight hundred million (US$ 800,000,000) or its equivalent in pesos.

16. Subordinated Negotiable obligations

At the Extraordinary General Shareholders’ Meeting of BACS Banco de Crédito y Securitización  S.A., dated December 12, 2013, the issuance of Convertible Subordinated Negotiable Obligations through private offering was approved for an amount of up to Ps.100,000.

On June 22, 2015, BACS issued negotiable obligations that are convertible into the Company’s ordinary and book-entry shares for a principal amount of Ps.100,000.

The private offering of the convertible negotiable obligations was solely addressed to the Company’s shareholders. As of June 30, 2015, IRSA Inversiones y Representaciones Sociedad Anónima subscribed all the convertible negotiable obligations.

17. Level I American Depositary Receipts Program

On March 27, 2006 the US Securities and Exchange Commission (SEC) has made effective the Level I American Depositary Receipts, “ADR” program.

This program allows foreign investors to buy the Bank’s stock through the secondary market where ADRs are traded freely within the United States. The Bank of New York has been appointed as depositary institution.

18. Derivative Financial Instruments

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

under the captions “Financial Income – Interest on loans and other receivables from financial transactions” or: “Financial Expenses – Interest on deposits and other liabilities from financial transactions”, respectively, in the Consolidated Statement of Income.

The following are the derivative financial instruments outstanding as of June 30, 2015 and 2014:

Type of Contract	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
	2015	2014	2015	2014	2015	2014

Forwards (1)(a)	-	427,849	-	34,670	-	33,794
Futures (2)
Purchases (a)	2,405,951	3,540,782	(505)	(1,145)	(505)	(1,145)
Sales (a)	(1,519,307)	2,456,907
Interest rate swaps (3)(b)	30,000	-	63	-	63	-
			(442)	33,525	(442)	32,649

(a)	Underlying: Foreign currency.
(b)	Underlying: Interest rate.

1.
Forwards: US dollar forward transactions have been carried out, the settlement of which, in general, is made without delivery of the underlying asset but by means of the payment in Pesos of currency differences. These transactions were performed mainly as hedge for foreign currency positions. Transactions with settlement in Pesos were made upon maturity.

For these transactions, as of June 30, 2015 and 2014 the Bank has recognized losses for Ps. 34,646 and Ps. 12,593, respectively.

2.
Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference.

For these transactions, as of June 30, 2015 and 2014, the Bank has recognized losses for Ps.51,899 and gains for Ps. 657,996, respectively.

3.
On February 18, 2015, OTC Transactions – Badlar rate swaps for agreed upon fixed interest rate were conducted. These are settled by paying the difference in Pesos. Income has been accounted for in the amount of Ps. 391 as of June 30, 2015.

19. Securitization of mortgage loans, consumer loans and credit card loans

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

Tarshop SA has created several financial trusts under its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) destined to assure its long-term financing accessing directly to the capital market. The assets included in the trusts relate to credit card coupons and advances in cash. The table below presents the trusts issued and outstanding as of June 30, 2015:

	Debt Securities		Certificates of Participation	Total

Series LXXVIII– Issued on 01.22.14
Face value in Ps.	153,087		49,100	202,187
Estimated Maturity Date	06.05.2015		06.05.2015

Series LXXIX– Issued on 03.18.14
Face value in Ps.	151,750		49,659	201,409
Estimated Maturity Date	08.05.2015		08.05.2015

Series LXXXI– Issued on 10.17.14
Face value in Ps.	81,450		28,231	109,681
Estimated Maturity Date	09.10.2015		09.10.2015

Series LXXXII– Issued on 01.19.15
Face value in Ps.	87,450		33,489	120,939
Estimated Maturity Date	03.07.2016		03.07.2016

Series LXXXIII– Issued on 05.27.15		I
Face value in Ps.	111,222		42,591	153,813
Estimated Maturity Date	08.05.2016		08.05.2016

Series LXXXIV– Privately issued on 03.15.15
Face value in Ps.	61,273		23,829	85,102
Estimated Maturity Date	09.15.2016		09.15.2016

Series LXXXV– Privately issued on 06.15.15
Face value in Ps.	60,265		23,436	83,701
Estimated Maturity Date	12.15.2016		12.15.2016

BACS Banco de Crédito y Securitización S.A. (BACS) has created separate trusts which have personal loans, primary originated by cooperatives and later acquired by BACS, as assets. The mentioned trusts have been issued under the “Fideicomisos Financieros BACS – Global program" for the securitization for a face value up to Ps. 300,000. As of June 30, 2015 and 2014 there are no trusts outstanding.

As of June 30, 2015 and 2014, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014

Class B debt securities – BHN II	Ps.	7,000	Ps.	-
Class B debt securities – BHN III		7,203		7,203
Class B debt securities – BHN IV		79,351		79,351
Class A debt securities – BHN IV		44		45
Class A debt securities – CHA VI to CHA XIV		75,417		53,549
Class A debt securities – BACS I		20,234		20,234
Class B debt securities – BACS I		1,081		1,081
Debt securities – BACS III		15,768		18,107
Debt securities – Tarshop Series LXXV		-		88,541
Debt securities – Tarshop Series LXXIX		2,042		-
Debt securities – Tarshop Series LXXXII		7,198		-
Debt securities – Tarshop Series LXXXIII		13,530		-
Debt securities – Tarshop Series LXXXIV		20,927		-
Debt securities – Tarshop Series LXXXV		19,448		-
Subtotal	Ps.	269,243	Ps.	268,111

	June 30,
	2015		2014

Certificates of participation – BHN II	Ps.	41,722	Ps.	41,722
Certificates of participation – BHN III		14,970		14,970
Certificates of participation – CHA VI		13,592		13,708
Certificates of participation – CHA VII		953		4,427
Certificates of participation – CHA VIII		-		2,769
Certificates of participation – CHA IX		10,677		11,493
Certificates of participation – CHA X		26,085		24,908
Certificates of participation – CHA XI		14,488		14,613
Certificates of participation – CHA XII		18,298		19,198
Certificates of participation – CHA XIII		5,330		5,985
Certificates of participation – CHA XIV		5,401		6,404
Certificates of participation – BHSA I		9,192		7,013
Certificates of participation – BACS III		1,003		1,003
Certificates of Participation – Tarshop Series LXXIV		-		15,844
Certificates of Participation – Tarshop Series LXXV		-		25,282
Certificates of Participation – Tarshop Series LXXVI		-		21,779
Certificates of Participation – Tarshop Series LXXVII		-		30,996
Certificates of Participation – Tarshop Series LXXVIII		-		39,885
Certificates of Participation – Tarshop Series LXXIX		48,523		12,065
Certificates of Participation – Tarshop Series LXXX		47,053		16,791
Certificates of Participation – Tarshop Series LXXXI		23,782		-
Certificates of Participation – Tarshop Series LXXXII		24,551		-
Certificates of Participation – Tarshop Series LXXXIII		34,032		-
Certificates of Participation – Tarshop Series LXXXIV		23,486		-
Certificates of Participation – Tarshop Series LXXXV		25,112		-
Subtotal	Ps.	388,250	Ps.	330,855
Total	Ps.	657,493	Ps.	598,966

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

20. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2015		2014
Sundry creditors:
Accrued fees and expenses payable	Ps.	1,291,772	Ps.	655,475
Summary proceedings in financial matters N° 1320 (*)		53,632		-
Unallocated collections		9,464		14,845
Withholdings and taxes payable		96,350		39,347
Other		16,973		14,543
Total	Ps.	1,468,191	Ps.	724,210

(*) At the close of these Financial Statements, the Bank’s Board of Directors granted its approval to the actions undertaken by the Executive Committee concerning the deposit of the penalties imposed on directors, former directors, managers, former managers and statutory auditors and the fact that such amounts were charged against the statement of income in the framework of Financial Summary Proceedings No. 1320 (Note 30).

	June 30,
	2015		2014
Other:
Directors and Syndics accrued fees payable	Ps.	47,829	Ps.	38,145
Payroll withholdings and contributions		91,217		51,898
Gratifications		68,810		39,166
Salaries and social securities		64,559		49,440
Total	Ps.	272,415	Ps.	178,649

21. Income from Services and Expenses on Services

Income from Services

Commissions earned consist of the following for each period:

	June 30,
	2015		2014		2013

Loan servicing fees from third parties	Ps.	37,240	Ps.	30,854	Ps.	26,548
Commissions from FONAVI		-		-		11,361
Commissions for credit cards		1,048,855		705,143		555,128
Other		209,230		130,619		77,176
Total	Ps.	1,295,325	Ps.	866,616	Ps.	670,213

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Other income from services is comprised of the following for each period:

	June 30,
	2015		2014		2013

Reimbursement of loan expenses paid by third parties	Ps.	19,547	Ps.	37,289	Ps.	68,731
Income from services from PROCREAR (note 31)		106,619		30,947		9,863
Other (*)		607,096		287,917		228,804
Total	Ps.	733,262	Ps.	356,153	Ps.	307,398

(*)For the twelve-month periods ended June 30, 2015, 2014 and 2013, includes Ps. 525,516, Ps. 235,379 and Ps. 191,680, respectively, related to other income services granted by Tarshop.

Expenses on Services

Commissions expensed consist of the following for each period:

		June 30,
		2015		2014		2013
Structuring and underwriting fees	Ps.	16,466	Ps.	14,254	Ps.	8,200
Retail bank originations		7,690		6,327		1,958
Collections		181		159		158
Aerolíneas Argentinas co-branding		27,329		11,398		469
Services on loans		452,188		373,412		154,930
Commissions paid to real estate agents		36,688		40,707		28,349
Total	Ps.	540,542	Ps.	446,257	Ps.	194,064

22. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income is comprised of the following for each period:

	June 30,
	2015		2014		2013

Income on operations with premises and equipment and miscellaneous assets	Ps.	578	Ps.	2,944	Ps.	1,158
Rental income		2,267		2,290		1,603
Interest on loans to bank staff		31,447		26,601		20,668
Income from equity investments		6,641		-		-
Other		17,942		15,708		14,326
Total	Ps.	58,875	Ps.	47,543	Ps.	37,755

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2015		2014		2013

Depreciation of miscellaneous assets	Ps.	340	Ps.	388	Ps.	350
Gross revenue tax		7,126		4,395		2,445
Other taxes		117,464		78,784		23,835
Debit card discounts		20,624		14,285		12,052
Credit card and others discounts		40,577		43,422		55,130
Benefits prepayments		9,268		6,008		4,166
Donations		39,842		24,325		18,048
Amortization of goodwill		3,430		3,430		3,429
Payment Summary proceedings in financial matters N° 1320 (*)		53,632		-		-
Other		44,417		45,393		11,511
Total	Ps.	336,720	Ps.	220,430	Ps.	130,966

 (*)At the close of these Financial Statements, the Bank’s Board of Directors granted its approval to the actions undertaken by the Executive Committee concerning the deposit of the penalties imposed on directors, former directors, managers, former managers and statutory auditors and the fact that such amounts were charged against the statement of income in the framework of the Financial Summary Proceedings No. 1320 (Note 30).

23. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	732,799	18,561	5	751,365
Government and corporate securities	797,684	-	-	797,684
Loans	1,223,758	-	-	1,223,758
Other receivables from financial transactions	471,249	-	-	471,249
Miscellaneous receivables	28,059	30	-	28,089
Total as of June 30, 2015	3,253,549	18,591	5	3,272,145
Total as of June 30, 2014	3,888,459	19,472	5	3,907,936

Liabilities:
Deposits	609,328	-	-	609,328
Other liabilities from financial transactions	2,470,533	101,460	-	2,571,993
Miscellaneous liabilities	2,286	12	-	2,298
Items pending allocation	177	18	-	195
Total as of June 30, 2015	3,082,324	101,490	-	3,183,814
Total as of June 30, 2014	3,448,283	55,890	-	3,504,173

24. Income Tax

In accordance with Section 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except with respect to housing loan transactions made before October 23, 1997, the date of registration of its bylaws with the Superintendency of Corporations.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank records the charges to income, when applicable, and a provision in its liabilities for the tax applicable to its taxable transactions in the fiscal year to which they refer.

As of December 31, 2014 and 2013, the Bank estimated income tax by applying the 35% tax rate to its taxable income. The amount determined as income tax was charged against income for the fiscal period under “Income Tax”. The provision for income tax is recorded under “Miscellaneous Liabilities – Other”.

The Bank has a tax net operating loss carry forward of Ps. 56,690 and Ps. 87,692 at June 30, 2015 and 2014, respectively.

25. Presumptive Minimum Income Tax

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

As of June 30, 2015 the Bank recorded the Ps. 61,561 tax credit.

26. Shareholders' Equity

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

As of June 30, 2015, the Bank's capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI) (b)	A	668,711,843	44.6%	1 vote
Banco Nación, as trustee for the Bank's Programa de Propiedad Participada (a)	B	57,009,279	3.8%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors (c) (d)	D	699,278,878	46.6%	3 votes
		1,500,000,000	100.0%
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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(b)	become Class D shares. The shares allocated to the Bank’s current employees are designated as Class B shares, representing the PPP.

(c)
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

(d)
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

The General Ordinary Shareholders’ Meeting held on April 24, 2013 resolved to allocate 35,100,000 Class D shares held by the Bank to a compensation program for the personnel under the terms of Section 67 of Law 26831. This decision is pending approval of CNV.

On April 24, 2014 the General Ordinary Shareholders’ Meeting acknowledged the incentive or compensation program described in the preceding paragraph and its extension to the personnel

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

On April 24, 2014, the Ordinary General Shareholders’ Meeting resolved to distribute the income for the year ended on December 31, 2013 as follows: Ps. 84,190, to be applied to the legal reserve; Ps. 42,000, to be paid out as cash dividends on ordinary shares; and Ps. 294,760 to be maintained as retained earnings. Through Note 314/43/14 dated December 23, 2014, the Argentine Central Bank authorized the Bank to distribute cash dividends for Ps. 42,000. At its meeting dated January 7, 2015, the Board of Directors of Banco Hipotecario S.A. resolved that these dividends should be made available to the shareholders as of January 16, 2015.

27. Employee Benefit Plan

The Bank is obligated to make employer contributions to the National Pension Plan System determined on the basis of the total monthly payroll. These expenses are recorded in “Salaries and social security contributions” under the “Administrative expenses” caption in the accompanying consolidated statements of income.

28. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business the Bank is party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in the balance sheets. These financial instruments include commitments to extend credit.

	June 30,
	2015		2014
Commitments to extend credit
Mortgage loans and other loans (a)	Ps.	291,342	Ps.	132,180
Credit card loans (b)		14,049,429		11,913,152
Clearing items in process (c)		137,944		163,304
Other guarantees (d)		57,739		46,646

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

(d)	Mainly includes the amounts given as collateral for transactions held by customers.

29. Adoption of International Financial Reporting Standards

By virtue of its General Resolution No. 562, the Argentine Securities Commission (CNV) has decided to enforce the provisions under the Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) that adopts the International Financial Reporting Standards (IFRS) for all the companies overseen by CNV as from the fiscal years beginning on January 1, 2012.

The Bank is not obligated to apply these standards insofar as the CNV has excluded all the entities for which CNV is empowered to accept the accounting criteria laid down by other regulatory and/or oversight authorities (financial institutions, insurance companies, etc.) from using the IFRS.

On February 12, 2014, BCRA issued its Communication “A” 5541 whereby it provides a roadmap to convergence between the informational and accounting regime and IFRS. Pursuant to this Communication, the entities and institutions must start to account for their financial transactions and changes in accordance with the rules issued by BCRA following the above-mentioned convergence regime as from the fiscal years beginning on January 1, 2018. This roadmap includes the following steps:

• First half of 2015
Financial institutions must prepare and file their own convergence plan and provide the name of the compliance officer appointed to such end.

Disclosure of guidelines to be observed by institutions regarding reconciliations are to be filed with the BCRA.

• Second half of 2015
The institutions shall file with the BCRA, together with the financial statements as of the fiscal year’s closing date, a reconciliation of the main asset, liability and shareholders’ equity captions with the amounts that would result from applying the rules issued by the BCRA under the scope of the IFRS convergence process. This information shall include a special report by the independent auditor and will be used exclusively by the BCRA for supervision and regulation purposes, and will qualify as non-public. Institutions shall report on the degree of progress made in the IFRS Convergence Plan.

• Year 2016
According to the method and frequency established in due course, institutions shall continue to report to the BCRA the degree of progress made by them in the IFRS convergence process. In addition, they shall continue to disclose in their published financial statements that they are progressing in the IFRS Convergence Plan. There will be an issuance of a CONAU Circular to communicate the new Minimum Accounts Plan and Form of Financial Statements (New Informational and Accounting Regime for Quarterly / Annual Publication).

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

· Year 2017
As of January 1, 2017, institutions shall prepare the opening financial statements that will serve as basis for preparing their comparative financial statements. In each quarterly statement, they shall include a reconciliation of the main asset, liability and shareholders’ equity captions and results with the amounts that would result from applying the rules issued by the BCRA under the scope of the IFRS convergence process. Such reconciliations shall be supported by a special report by the independent auditor. The quantitative information and the degree of progress of the IFRS Convergence Plan will be disclosed in a note to the published financial statements.

• Year 2018
As from the financial statements starting on January 1, 2018, financial institutions shall be required to record their transactions and equity changes in accordance with the rules issued by the BCRA under the IFRS convergence process. Therefore, as from the closing of the first quarter, they shall prepare and submit their published financial statements according to the above mentioned rules; the independent auditor shall issue an opinion thereon and such financial statements will be the ones used by the institutions for all legal and corporate purposes.

On March 31, 2015 the Bank’s Board of Directors has approved (i) the Implementation Plan for Convergence towards the International Financial Reporting Standards dictated by the Communication “A” 5541 for Financial Entities subject to supervision of the BCRA; and (ii) the designation of the coordinators which will have the obligation to inform the Board of Directors the status and degree of progress of the project.

The plan contains the creation of a work team; coordination with the management of the related companies in which permanent investments are held, controlled companies or companies in which significant influence is exercised; design and communication of a training plan; identifying impacts on operations and the information to be submitted that requires the implementation of specific actions (adapting information systems, internal control, etc.).

Half-yearly reports must be made to the BCRA, showing the progress made in the Implementation Plan. The first due date of this presentation operated on September 30, 2015. Each half-yearly report shall include a report issued by the Internal Audit Department.

30. Commencement of summary proceedings

I – Pending Summary Proceedings:

1.
       On September 13, 2013, the Bank was notified of Resolution No. 611 handed down by the Superintendent of Financial and Foreign Exchange Institutions, whereby it ordered to commence summary proceedings against the Bank and the manager Christian Giummarra and the former manager Aixa Manelli (Summary Proceedings No. 5469 on Foreign Exchange Matters) charging them with alleged violation of the foreign exchange laws in selling foreign currency to persons prohibited from trading foreign currency by the Argentine Central Bank. The cumulative amount derived from the alleged violation in the sale of foreign currency is around US$ 39.9 thousand and Euro 1.1 thousand. The relevant defenses and arguments have been filed and evidence has been offered in support of all the defendants subject to the summary proceedings. Due to its related subject matter, the record of this case was joined with Summary Proceedings No. 5529 on Foreign Exchange Matters (File 101,327/10). Therefore, its procedural status is described together with the latter.

2.
       On October 8, 2013, the Bank was notified of Resolution No. 720 handed down by the Superintendent of Financial and Foreign Exchange Institutions, ordering to commence summary proceedings against the Bank and its Organization and Procedures Manager, Mr. Christian Giummarra, and the former Systems Manager, Ms. Aixa Manelli (Summary

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Proceedings No. 5529 on Foreign Exchange Matters) in accordance with Section 8 of the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario) –as amended by Decree 480/95- charging them with alleged violation of the foreign exchange laws in selling foreign currency to persons prohibited from trading foreign currency by the Argentine Central Bank. The cumulative amount derived from the alleged violation in the sale of foreign currency is around US$ 86.4 thousand. The relevant defenses and arguments were filed and evidence was offered in support of all the defendants subject to the summary proceedings. The BCRA opened the discovery stage, and evidence was produced in due time. Once the discovery stage came to a conclusion, the attorneys submitted their closing arguments. The Argentine Central Bank now is expected to send the case file to the competent courts.

In the legal counsel’s opinion, at the current status of the proceedings, there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants and Banco Hipotecario S.A. will be acquitted and that therefore, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario). For such reason, no allowances have been created in this regard.

3.
On February 19, 2014, the Bank was notified of Resolution No. 209/13 handed down by the Chairman of the Financial Information Unit (UIF), whereby it ordered to commence summary proceedings against the Bank, its directors (Messrs. Eduardo S. Elsztain; Mario Blejer; Ernesto M. Viñes; Jacobo J. Dreizzen; Edgardo L. Fornero; Carlos B. Písula; Gabriel G. Reznik; Pablo D. Vergara del Carril; Mauricio E. Wior; Saul Zang); the Risk and Controlling Manager, Mr. Gustavo D. Efkhanian and the Manager of the Money Laundering Prevention and Control Unit Manager, Mr. Jorge Gimeno. In these proceedings, an investigation is made into the defendants’ liability for alleged violation of the provisions of Section 21 of Law 25,246, as amended, and Resolution UIF No. 228/2007 due to certain defaults detected by the BCRA in the inspection of the organization and in internal controls implemented for the prevention of money-laundering derived from illegal activities. On March 25, 2014, the relevant defenses and arguments were filed in support of the Bank and the individuals subject to the summary proceedings.

In the legal counsel’s opinion, at the current stage of the proceedings and based on the precedents existing at the UIF in connection with similar cases, it is estimated that there are chances of imposing an administrative penalty. For such reason, the bank has estimated allowances of Ps. 20.

4.
       On August 26, 2014, the Bank was notified of the Resolution passed by the Superintendent of Financial and Foreign Exchange Institutions No. 416 dated August 7, 2014 ordering the start of Summary Proceedings No. 5843 in the terms of Section 8 of the Foreign Exchange Criminal Regime Law No. 19,359 (as signed into law pursuant to Decree No. 480/95). In the above-mentioned summary proceedings, Banco Hipotecario, its directors (Messrs. Eduardo S. Elsztain; Jacobo J. Dreizzen; Edgardo L. Fornero; Carlos B. Písula; Gabriel G. Reznik; Pablo D. Vergara del Carril; Ernesto M. Viñes; Saul Zang; and Mauricio E. Wior)  and former directors (Ms. Clarisa D. Lifsic de Estol and Mr. Federico L. Bensadón), and two former managers (Messrs. Gabriel G. Saidón and Enrique L. Benitez), are charged with failure to comply with the rules disclosed by Communication “A” 3471 (paragraphs 2 and 3) and by Communication “A” 4805 (Paragraph 2.2.) due to certain transfers of currency made abroad between August and October 2008 to guarantee the “CER Swap Linked to PG08 and External Debt” swap transaction for a total of US$ 45,968 thousand, without the authorization of the Argentine Central Bank. BHSA has been allowed to review the proceedings (case file No. 100.308/10) which are being handled by the Argentine Central Bank’s Department of Foreign Exchange Contentious Matters. The relevant defenses and

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

arguments were filed in support of the subjects to the summary proceedings. The BCRA opened the discovery stage on March 16, 2015.

In the legal counsel’s opinion, at the current stage of the proceedings there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants and Banco Hipotecario S.A. will be acquitted and that therefore, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario). For such reason, no allowances have been created in this regard.

5.
On December 29, 2014, the Bank was notified of the Resolution passed by the Superintendent of Financial and Foreign Exchange Institutions No. 824 dated December 1, 2014 ordering the start of Summary Proceedings No. 6086 on Foreign Exchange Matters (File 101.534/11) against Banco Hipotecario S.A. and a former Manager (Mr. Gabriel Cambiasso) and five assistants (Claudio H. Martin; Daniel J. Sagray; Rubén E. Perón; Marcelo D. Buzetti and Pablo E. Pizarro) at the Cordoba Branch, in the terms of Section 8 of the Foreign Exchange Criminal Regime Law (as signed into law pursuant to Decree No. 480/95). In the above-mentioned summary proceedings, an investigation is made in connection with excesses in the limits for selling foreign currency to two entities in the City of Cordoba (for a combined amount of US$ 701,270), which allegedly violate the provisions of Communication “A” 5085, paragraph 4.2.1.

In the legal counsel’s opinion, at the current stage of the proceedings there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants will be acquitted. For such reason, no allowances have been created in this regard.

6.
Banco de Crédito y Securitización S.A. has been notified of Resolution No. 738 dated October 22, 2013 (Summary Proceedings No. 1406/201 on Financial Matters, File 100,553/12) handed down by the BCRA’s Superintendent of Financial and Exchange Institutions, ordering to start summary proceedings against this Bank, its Chairman, Mr. Eduardo S. Elsztain, and the Vice-Chairman, Mr. Ernesto M. Viñes, due to the late filing of documentation related to the appointment of the Bank’s authorities. On November 8, 2013, the defenses in support of the Bank’s rights were filed, and the proceedings are pending an administrative decision by the BCRA.

In connection with these proceedings, the Company has deemed that there are low chances that the Bank be imposed any of the monetary sanctions contemplated by the Financial Institutions Law and applicable regulations issued by the BCRA. For such reason, no allowances have been recorded in the financial statements in this regard.

7.
On November 25, 2014, Tarshop S.A. was notified by the Financial Information Unit that summary proceedings had been filed, identified under Resolution No. 234/14, for potential formal violations derived from the alleged non-compliance with Section 21, paragraph a) of Law 25,246 and UIF Resolutions No. 27/11 and 2/12. Summonses were sent to the Company (Tarshop S.A.), its Compliance Officer (Mauricio Elías Wior) and the Directors then in office (Messrs. Eduardo Sergio Elsztain, Saúl Zang, Marcelo Gustavo Cufré and Fernando Sergio Rubín) for them to file their defenses. In the legal counsel’s opinion, at the current stage of the proceedings and based on the precedents existing at the UIF in similar cases, it is likely that a penalty be imposed under the scope of the administrative proceedings. For such reason, allowances have been recorded in this regard. In the framework of the summary proceedings described above, the evidence offered by the defendants in the summary proceedings was produced and the next stage is the submission of closing arguments.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

II –Summary Proceedings pending Court Decision

1.
On May 4, 2012 the Bank was notified of Resolution No. 186, dated April 25, 2012 issued by the Superintendent of Financial and Foreign Exchange Institutions whereby Summary Proceedings No. 4976 on Foreign Exchange Matters were commenced against the Bank, its directors  (Messrs. Eduardo S. Elsztain; Gabriel G. Reznik; Pablo D. Vergara del Carril; Ernesto M. Viñes; Saul Zang; Carlos B. Písula; Edgardo L. Fornero; Jacobo J. Dreizzen); former directors (Ms. Clarisa D. Lifsic de Estol; Messrs. Julio A. Macchi; Federico L. Bensadón; and Jorge M. Grouman) and the former Finance Manager Gabriel G. Saidón, under section 8 of the Foreign Exchange Criminal Regime Law (as signed into law by Decree No. 480/95).

In such proceedings, charges were pressed for alleged violations of the provisions of Communications “A” 3640, 3645, 4347 and supplementary rules, due to the acquisition of good delivery silver bars during the 2003-2006 period with funds arising from its General Exchange Position.

The defenses to which the Bank is entitled were raised in due time. Within the period granted to such end, the Bank and the other defendants produced the evidence previously offered. As soon as that stage in the procedure came to a conclusion, the counsel for the defense presented their closing arguments and in August 2014, the Argentine Central Bank sent the case file to the competent court (therefore, at present the case is being heard by the Court with Jurisdiction over Criminal Economic Matters No. 7 presided by Judge Juan Galvan Greenway).

In the legal counsel’s opinion, at the current status of the proceedings, there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants and Banco Hipotecario S.A. will be acquitted and that therefore, there are low chances that the Bank will be subject to the economic sanctions set forth by the Foreign Exchange Criminal Regime Law (Ley de Régimen Penal Cambiario). For such reason, no allowances have been created in this regard.

2.
On October 7, 2014, BHSA was notified of Resolution No. 513 dated August 16, 2014 handed down by the Superintendent of Financial and Foreign Exchange Institutions in the summary proceedings in financial matters No. 1365 (on grounds of alleged failure to comply with the minimum requirements in terms of internal controls under Communication “A” 2525) whereby Banco Hipotecario S.A. was imposed a fine for Ps. 112 and its directors (Messrs. Pablo D. Vergara del Carril; Carlos B. Písula, Eduardo S. Elsztain, Jacobo J. Dreizzen, Gabriel G. Reznik; Edgardo L. Fornero; Ernesto M. Viñes; and Saul Zang) and former directors (Ms. Clarisa D. Lifsic de Estol and Messrs. Jorge L. March; and Federico L. Bensadón) were fined for different amounts.

As required by Section 42 of the Law of Financial Institutions, the fines were paid and the relevant appeal was lodged with the National Appellate Court with Federal Jurisdiction over Contentious and Administrative Matters against the above-mentioned resolution. The fine for Ps. 112 paid by the Bank was booked in an allowance.

3.
On October 31, 2014, BHSA was notified of Resolution No. 685 dated October 29, 2014 handed down by the Superintendent of Financial and Foreign Exchange Institutions in the summary proceedings in financial matters No. 1320 whereby the Bank and its authorities had been charged, on one hand, with the violation of the rules governing financial aid to the Non-Financial Public Sector, with excess over the limits of fractioned exposure to credit risk from the non-financial public sector, with excess in the allocation of assets to guarantee, with failure to satisfy minimum capital requirements and with objections against the accounting

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

treatment afforded to the “Cer Swap Linked to PG08 and External Debt” transaction and on the other hand, with delays in communicating the appointment of new directors and tardiness in the provision of documentation associated to the directors recently elected by the shareholders’ meetings.

Resolution No. 685 then fined Banco Hipotecario S.A. with Ps. 4,040 and also fined BHSA’s directors (Eduardo S. Elsztain; Jacobo J. Dreizzen; Carlos B. Písula; Edgardo L. Fornero; Gabriel G. Reznik; Pablo D. Vergara del Carril;  Ernesto M. Viñes; Saul Zang; Mauricio E. Wior), former directors (Clarisa D. Lifsic de Estol; Federico L. Bensadón; Jorge L. March and Jaime A. Grinberg), statutory auditors (Messrs. Ricardo Flammini; José D. Abelovich; Marcelo H. Fuxman; Alfredo H. Groppo; and Martín E. Scotto), the Area Manager Gustavo D. Efkhanian and former managers (Gabriel G. Saidón and Enrique L. Benitez) for an aggregate amount of Ps.51,581.8. Under this decision, former Statutory Auditor Ms. Silvana M. Gentile was acquitted.

On November 25, 2014, Banco Hipotecario and the other individuals affected by the adverse decision lodged an appeal under Section 42 of the Financial Institutions Law, that was sent by the BCRA to the National Appellate Court with Federal Jurisdiction over Contentious and Administrative Matters. Therefore, at present the case is being heard by Panel I of such Appellate Court. Moreover, on December 30, 2014, the Bank and the individuals against whom sanctions were imposed requested the levying of separate injunctions by such court against the enforcements pursued by the BCRA for collection of the fines.

Upon being notified of the resolution handed down on June 30 by the Appellate Court that denied the motion for injunction filed by the Bank and by the directors, managers and some of the statutory auditors and in order to prevent further conflicts and financial damage that could result from the actions to compel payment of fines, the Bank’s Executive Committee decided to apply the indemnity rules regarding directors, high ranking officers and statutory auditors, as an alternative for the amounts not covered by the D&O insurance policy approved by the Bank’s Board of Directors at its meetings held on August 2, 2002 and May 8, 2013, and resolved to deposit the amounts of the fines.

Such deposit, including the amount corresponding to the fine imposed on the Bank and the respective legal costs, totaled Ps. 57,671.9. Out this amount, Ps. 53,631.9 thousand were computed as losses for this period in the manner described in the Minutes of the Meeting held by Banco Hipotecario S.A.’s Executive Committee on July 2, 2015 and in the Minutes of the Board Meeting held on July 15, 2015, and Ps. 4,040 were covered by a provision made in the previous fiscal year.

This notwithstanding, in the brief filed with the court that is hearing the proceedings to compel payment it was sustained that the amounts deposited in the judicial accounts opened to such end were subject to attachment, and a petition was filed for the respective amounts to be invested in automatically renewable term deposits for 180 days in order to ensure the integrity of the funds until the Appellate Court with Federal Jurisdiction over Contentious and Administrative Matters hands down a decision on the appeal lodged against Resolution No. 685/14 of the Argentine Central Bank.

III – Summary Proceedings in which a Court Decision has been Rendered

Under Resolution No. 286 dated July 2, 2010, issued by the Superintendent of Financial and Foreign Exchange Institutions, summary proceedings were commenced against the Bank and its directors (Summary Proceedings No. 4364 on Foreign Exchange Matters) under section 8 of the Foreign Exchange Criminal Regime Law (as signed into law by Decree No. 480/95).

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under the above-mentioned proceedings, charges were pressed for violation of certain provisions under Communications “A” 4087 and 4177 concerning early repayments of restructured external debt for US$ 91,420,135 and Euros 2,803,965 in the period February 2004 through June 2005. The relevant defenses and arguments in support of the Bank’s position were filed in due course. Within the period granted for the production of evidence, the Bank and the other defendants produced the evidence previously offered. As soon as that stage in the procedure came to a conclusion, the counsel for the defense presented their closing arguments and in August 2014, the Argentine Central Bank sent the case file to the competent court (Court with Jurisdiction over Criminal Economic Matters No. 5 presided by Judge Jorge Brugo).

Through his judgment dated December 12, 2014, the above mentioned Judge decided that Banco Hipotecario S.A. was exempt from liability and acquitted directors: Messrs. Eduardo S. Elsztain; Gabriel G. Reznik; Pablo Vergara del Carril; Ernesto M. Viñes; Carlos B. Písula;  Edgardo L. Fornero; Saúl Zang;  Jacobo J. Dreizzen; former directors: Ms. Clarisa D. Lifsic de Estol; and Messrs. Miguel A. Kiguel; Julio A. Macchi; Federico L. Bensadón; Guillermo H. Sorondo and Jorge Miguel Grouman; and the Area Manager Gustavo D. Efkhanian; Manager Daniel H. Fittipaldi; former general sub-manager Gustavo D. Chiera; former managers Gabriel G. Saidón; Carlos Gonzalez Pagano and Marcelo C. Icikson; and Mr. Miguel J. Diaz, named defendants to those proceedings.

In response to the appeal filed by the State Attorney against the judgment, Panel “A” of the Appellate Court with Jurisdiction over Criminal Economic Matters handed down a decision on July 17, 2015 confirming the appealed resolution to the extent that it acquits Banco Hipotecario S.A.,  Clarisa Lifsic de Estol, Eduardo S. Elsztain; Gabriel G. Reznik; Pablo Vergara del Carril; Ernesto M. Viñes; Carlos B. Písula;  Edgardo L. Fornero; Saúl Zang;  Jacobo J. Dreizzen; Miguel A. Kiguel; Julio A. Macchi; Federico L. Bensadón; Guillermo H. Sorondo and Jorge Miguel Grouman; Gustavo D. Efkhanian;  Daniel H. Fittipaldi; Gustavo D. Chiera;  Gabriel G. Saidón; Carlos Gonzalez Pagano; Marcelo C. Icikson; and Miguel J. Diaz without any award of costs.

31. Programa Crédito Argentino del Bicentenario para la Vivienda Única y Familiar (PROCREAR)

On June 12, 2012, the Argentine Executive Branch issued Decree No. 902 whereby it ordered the creation of a Public Fiduciary Fund referred to as Programa Crédito Argentino del Bicentenario para la Vivienda Única Familiar (Argentine Single Family Housing Program for the Bicentennial) (PROCREAR).

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

32. Capital Market Law

On December 27, 2012, the Capital Market Law No. 26,831 was promulgated, considering a comprehensive amendment to the public offering regime set forth by Law No. 17,811.

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

These regulations implement a register of agents that participate in the capital market. To take part in each of the activities regulated by this resolution, agents had to be entered in that register in such capacity by March 1, 2014.

For those agents who have applied for registration with the final registry before March 1, 2014 to comply with all the requirements, on February 7, 2014, the Argentine Securities Commission (CNV) extended the term until December 31, 2014. On June 23, 2014 we were notified by Mercado Abierto Electrónico S.A. that CNV mandated that the Agents registered with MAE S.A. who have proceedings underway before CNV for registration as Agent in any of the categories authorized by currently applicable rules and regulations may continue to do business normally up and until they start operating in the new Agent category as per the CNV rules (N.T.2013)

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In turn, pursuant to CNV Resolution No. 17,392 dated June 26, 2014, the Bank was registered with the Registry of Financial Trustees prescribed by Sections 6 and 7 of Chapter IV, Title V of the Rules, under No. 57. And, on September 19, 2014, pursuant to CNV Resolution No. 2122, the Bank has been registered as Settlement and Clearing Agent and Comprehensive Trading Agent No. 40.

Pursuant to the provisions of Section 45 of Law 26,831 and paragraph a), Section 20, Article VI, Chapter II, Title VII, and subsection j) of Section 7, Article IV, Chapter IV, Title V of Resolution No.622 of the CNV, it is made known that Banco Hipotecario’s minimum capital composed as required by the rules issued by the Argentine Central Bank exceeds the minimum amount required under such resolution. On the other hand, the Bank’s capital was duly paid in as of the closing of the period and the liquid balancing account is identified as BONAR 17 (Government security carried at fair market value).

On October 22, 2014, the Board of Directors of Mercado de Valores de Buenos Aires S.A. approved the registration of Banco Hipotecario S.A. in Mercado de Valores de Buenos Aires S.A.’s Registry of Agents as  Settlement and Clearing Agent and Trading Agent – Comprehensive (ALyC and AN as per the Spanish acronyms).

On December 23, 2014, BHSA was authorized to operate under the provisions of Merval Communication No. 15594.

Pursuant to CNV’s Resolution No. 17.338 dated April 24, 2014, BACS Banco de Crédito y Securitización S.A., was registered with the Registry of Financial Trustees prescribed by Sections 6 and 7 of Chapter IV, Title V of the Rules, under No. 55. And, on September 19, 2014, CNV communicated to BACS that in its capacity as Settlement and Clearing Agent - Comprehensive and Trading Agent the Bank has been assigned License No. 25. It must be noted that the composition of BACS’ equity as of the end of the period was correct and that the liquidity requirement takes the form of Peso-denominated Lebacs.

As of the date of these financial statements, BH Valores SA has been approved by CNV as a Settlement and Clearing Agent in its own name under Registration Number 189 in the terms of CNV’s General Resolution No. 622.

According to the minimum requirements laid down, BH Valores S.A.’s minimum shareholders’ equity exceeds the amount prescribed by CNV’s General Resolution No. 622 and its composition is correct. As to the liquidity requirements, they have been satisfied in the form of a deposit of the Government security called Bono de la Nación Argentina $ Badlar Privada + 200 bps. Vto. 2017, as discussed in Exhibit II to the Company’s financial statements.

In view of the latest tax, regulatory and operational developments that have modified BH Valores S.A.’s commercial strategy and decreased the competitive advantages of running such a business, the Board of Directors of BH Valores S.A. has, as of the date of these financial statements, decided to substantially diminish the volume of operations with an eye towards suspending the operations of BH Valores S.A. in the future to prevent two structures that are presently highly similar in terms of their functions and have been rendered redundant within the same conglomerate from overlapping.

33. Resolutions issued by the Argentine Central Bank

Credit Line for Productive Investments

Under Communication “A” 5319 dated July 5, 2012, the BCRA approved the implementation of a new credit line to be extended by financial institutions, intended to promote productive investments

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

consisting of the purchase of capital goods and the construction of the facilities necessary for producing goods and services. Generally, financial institutions accounting for more than 1% of the total deposits in the financial system and institutions operating as financial agents of the provinces are required to allocate to this new credit line 5% of the total amount of deposits from the private sector held as of June 2012. In all cases, 50% of the loan amounts must be granted to companies qualifying as SMEs.

Under successive BCRA communications, the quotas allocable by financial institutions under this line were expanded and supplemented semi-annually under similar conditions as those set forth in the previous paragraph, i.e., a minimum allocation of 5%/5.5% of the amount of deposits from the non-financial private sector, terms and conditions including interest rates ranging from 15/19% per annum and maturities of up to 36 months.

Under Communication “A” 5771, the BCRA resolved to extend the Credit Line for Productive Investments over the second half of 2015. Therefore, the financial institutions subject to the provisions of this circular must allocate to this credit line an amount of at least 7.50% of the non-financial private sector deposits in pesos, calculated taking into account the monthly average daily balances of May 2015. 100% of the quota must be granted to SMEs, excluding those engaged in financial intermediation and insurance services, or services related to gambling and betting activities. The loans must be fully agreed as of September 30, 2015, and may be disbursed in a single drawing until that date or on a staggered basis until June 30, 2016, in the latter case only when warranted due to the features of the project subject to financing. Moreover, as of September 30, 2015, the loans agreed should amount to at least 30% of the total amount of the second tranche of the 2015 Quota. The highest interest rate applicable in this tranche is a fixed nominal annual rate of 18% per annum for the first 36 months.

At the closing of these financial statements BHSA had recorded Ps. 870,718 as principal and interest under BHSA’s assets in connection with this credit line.

Compliance with rules on term deposits and investments. Conditions governing interest rates on term deposits

Pursuant to its Communication “A” 5781, the Argentine Central Bank raised the floor of the interest rates payable on term deposits and the maximum amount of the placements that may obtain such benefit. The rest of the transactions shall be agreed upon freely, that is, without the involvement of the Argentine Central Bank.

It has been determined that starting on July 27, 2015 the minimum rates on deposits shall be as follows:

 -  from 30 to 44 days: 23.58%
-  from 45 to 59 days: 24.10%
-  from 60 to 89 days: 25.13%
-  from 90 to 119 days: 25.61%
-  from 120 to 179 days: 25.87%

These minimum rates apply to all Peso-denominated term deposits of up to Ps.1,000.

Finally, the Argentine Central Bank provides that failure to comply with the minimum rate level shall result in an increase in minimum cash requirements in Pesos for an amount equivalent to all relevant term deposits for the month following that when the failure to comply takes place. No offsets among term deposits are allowed. In addition to the foregoing, summary proceedings shall

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

be commenced in accordance with the guidelines laid down by the Superintendent of Financial and Foreign Exchange Institutions.

Conditions applicable to benchmark interest rates for personal and pledge loans

Under Communication “A” 5590 dated June 10, 2014, the BCRA adopted a system of benchmark interest rates for personal and pledge loans to individuals not qualifying as SMEs and established a ceiling for these kinds of loans that may not exceed the product arising from multiplying the 90-day LEBACs’ cut-off interest rate by a multiplier ranging from 1.25 to 2.0, depending on the kind of loan and Bank Group. To this end, banks are divided into:

- Group I: financial institutions operating as financial agents of the national, provincial and/or municipal governments and/or other institutions accounting for at least 1% of the total deposits from the non-financial private sector; and
- Group II; the remaining institutions.

The BCRA publishes the “benchmark interest rate” to be applied by the financial institutions in each of these groups to each type of loans (personal loans, pledge loans and portfolio purchases). The rates applied by each institution to each loan within the lines mentioned above may not exceed the “benchmark interest rate” reported by the BCRA.

Protection granted to users of financial services

Under Communication “A” 5685 dated December 23, 2014, the BCRA ordered that any new commissions (commissions for new products and/or services intended to be marketed) and increases in commissions must obtain the BCRA’s previous authorization. Changes in charges shall be reported as well. In the case of basic financial products and/or services, the financial institutions and non-financial companies issuers of credit cards shall meet several requirements and procedures and submit various explanations upon applying for such authorization.

In addition,  Communication “A” 5715 dated February 13, 2015 imposes a new monthly reporting duty that requires disclosing the amounts of commissions and/or charges collected for each product or service offered to individuals in their capacities as final users and the number of transactions, movements or services rendered during the month.

Lastly, the Argentine Central Bank approved a new methodology to find a solution for the requests of increases in the commissions for financial services and products by the entities that provide them. This methodology includes both basic and non-basic services, except for high-end products, whose increases shall be vetoed if considered abusive. Increases in commissions shall be subject to a maximum 20 per cent limit for all types of services and products.

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

The following tables summarize the main reconciling items between Argentine GAAP and U.S. GAAP:

Reconciliation of net income:

		June 30,
		2015		2014	2013
Net income as reported under Argentine Banking GAAP		Ps.	537,190	627,027	339,122
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)		(19,325)	27,525	(29,863)
- Loan loss reserve	(b)		(30,703)	(29,677)	(25,253)
- Derivative financial instruments	(c)		876	(941)	(1,223)
- Government securities	(d)		18,230	(17,669)	12,727
- Provincial public debt	(e)		-	-	331
- Financial liabilities	(f)		2,709	4,136	3,154
- Securitizations	(g)		16,434	(10,725)	(17,512)
- Intangible assets
Software costs	(h)		(26,525)	(18,396)	(8,639)
Other intangible assets	(h)		(3,156)	(4,793)	(3,157)
Business combinations	(h)		991	989	991
- Impairment of fixed and foreclosed assets	(i)		944	983	932
- Vacation provision	(k)		(17,302)	(18,955)	(7,714)
- Insurance technical reserve	(l)		2,780	1,398	1,003
- Capitalization of interest cost	(m)		775	301	553
- Deferred income tax	(n)		44,673	55,122	(20,057)
- Non-Controlling interest	(j)		(13,658)	(11,031)	14,148
Net income in accordance with U.S. GAAP		Ps.	514,933	605,294	259,543
- Less Net (Gain) / Loss attributable to the Non-Controlling interest	(j)		4,369	10,284	(8,834)
Net income attributable to Controlling interest in accordance with U.S. GAAP		Ps.	519,302	615,578	250,709
Basic and diluted net income per share in accordance with U.S. GAAP			3.519	4.136	1.774
Average number of shares outstanding (in thousands)			1,463,365	1,463,365	1,463,365

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of shareholders’ equity

		June 30,
		2015		2014
Total shareholders' equity under Argentine Banking GAAP		Ps.	4,700,716	4,205,343
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)		(90,893)	(71,568)
- Loan loss reserve	(b)		(220,541)	(189,838)
- Derivative financial Instruments	(c)		-	(876)
- Government securities	(d)		37,759	3,871
- Financial liabilities	(f)		10,282	7,573
- Securitizations	(g)		(15,442)	(31,876)
- Intangible assets
Software costs	(h)		(63,888)	(37,363)
Other intangible assets	(h)		(59)	3,097
Business combinations	(h)		(1,176)	(2,167)
- Impairment of fixed and foreclosed assets	(i)		(37,379)	(38,323)
- Vacation provision	(k)		(57,634)	(40,332)
- Insurance technical reserve	(l)		(339)	(3,119)
- Capitalization of interest cost	(m)		4,001	3,226
- Deferred income Tax	(n)		258,903	214,230
- Non-Controlling interest	(j)		67,957	59,849
Total Shareholders’ Equity under U.S. GAAP		Ps.	4,592,267	4,081,727
- Non-Controlling Interest under U.S. GAAP	(j)		(68,126)	(50,662)
Consolidated Parent Company Shareholders’ Equity under U.S. GAAP		Ps.	4,524,141	4,031,065

Description of changes in shareholders’ equity under U.S. GAAP:

	Total Shareholders’ Equity
Balance as of June 30, 2013	Ps.	3,423,204
Cash dividends		(30,000)
Other Comprehensive Income		22,283
Net income for the twelve-month period in accordance with U.S. GAAP		615,578
Balance as of June 30, 2014	Ps.	4,031,065
Cash dividends		(41,817)
Other Comprehensive Income		15,591
Net income for the twelve-month period in accordance with U.S. GAAP		519,302
Balance as of June 30, 2015	Ps.	4,524,141

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans, different from those originated under the Pro.Cre.Ar program.

Given the bank’s role as Trustee of the PROCREAR Administrative and Financial Trust, (see note 30), it has capitalized direct expenses incurred in the mortgage loan origination process, which

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

disbursements would not have been incurred by it had it not been for the grant of the related loans, in accordance with the provisions of Communication “A” 5392. Such origination expenses are amortized in 60 monthly installments.

In accordance with U.S. GAAP, under ASC 310 loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP for Banco Hipotecario S.A. as of June 30, 2015 and 2014 amounted to Ps. (90,893) and (71,568), respectively.

b. Loan loss reserve

The Bank’s accounting for its allowance for loan losses differs in some significant respects with practices of U.S.-based banks.

Under Argentine Banking GAAP, the allowance for loan losses is calculated according to specific criteria. This criterion is different for commercial loans (those in excess of Ps. 2,500) and consumer loans. Loan loss reserves for commercial loans are principally based on the debtors’ payment capacity and cash-flows analysis. Loan loss reserves for consumer loans are based on the client’s aging. Argentine banks may maintain other reserves to cover potential loan losses which management believes to be inherent in the loan portfolio, and other Argentine Central Bank required reserves.

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

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.2,500 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.2,500 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.

As of June 30, 2015 and 2014, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. 39,753 and Ps. 54,052, respectively.

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

As a result of the analysis mentioned before, the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. (129,868) and Ps. (162,828), for 2015 and 2014, respectively.

c)
Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank. Under U.S. GAAP recoveries of loans previously charged off should be recorded when received. As of June 2015 and 2014, the Bank recorded an adjustment to shareholders’ equity related to reinstated loans of Ps. (62,502) and Ps. (79,889), respectively.

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. (67,924) and Ps. (1,173), for 2015 and 2014, respectively.

As a result of analysis performed the breakdown of the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of June 30, 2015 and 2014 is as follows:

	2015			2014
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity
Migration analysis (*)	346,797	476,665	(129,868)	292,526	455,354	(162,828)
ASC 310-10	91,365	51,612	39,753	68,788	14,736	54,052
Reinstated loans	-	62,502	(62,502)	-	79,889	(79,889)
Subtotal	438,162	590,779	(152,617)	361,314	549,979	(188,665)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2015			2014
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity

Reconsolidated trusts	76,232	144,156	(67,924)	45,504	46,677	(1,173)
Subtotal	76,232	144,156	(67,924)	45,504	46,677	(1,173)

Total	514,394	734,935	(220,541)	406,818	596,656	(189,838)

c. Derivative Financial Instruments

As mentioned in notes 18 and 2.9. the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in foreign currency, and ii) interest rate swaps to manage its interest rate risk.

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

Under U.S. GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument using valuation techniques with observable market parameters. As of June 30, 2014 the shareholder’s equity adjustment amounts to Ps. (876).

d. Government securities

The following table summarizes the U.S. GAAP shareholders’ equity adjustment related to other government securities, as of June 30, 2015 and 2014:

	June 30,
	2015		2014

Discount Bonds	Ps.	(534)	Ps.	(4,126)
Unquoted Securities issued by the BCRA		1,352		7,387
Bills issued by Provincial Governments		8,472		4,234
Other National Government Bonds		28,469		(3,624)
Total	Ps.	37,759	Ps.	3,871

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

For U.S. GAAP purposes and in accordance with ASC 310 satisfaction of one monetary asset (in this case a defaulted government securities) by the receipt of another monetary asset (in this case Discount Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The bonds arisen from the exchange have been sold.

During the twelve-month periods ended June 30, 2014 and 2015, there have been purchases of Discount Bonds.

As of June 30, 2015 and 2014 the Discount Bonds were considered available for sale securities for U.S. GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2015 and 2014 the following table shows the amortized cost, book value and fair value of the mentioned bond.

	2015					2014
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Discount Bonds	9,624	9,624	9,090	(11,013)	(534)	77,177	91,782	87,656	10,479	(4,126)

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320.

A number of factors are considered in performing an impairment analysis of securities. Those factors include, among others:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;
b.	Expectation to recover the entire amortized cost of the security;
c.	Recoveries in fair value after the balance sheet date;
d.
The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of a business that may affect the future earnings potential).

e.	Likelihood that it will be required to sell debt investments before recovery of amortized cost.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

As of June 30, 2014 the fair value of the investment is greater than its amortized cost. The Bank as a result of its analysis has determined that, as of June 30, 2015, unrealized losses on Discount Bonds, are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date.

•	Other Bonds

Under Argentine Banking GAAP, as of June 30, 2015 and 2014, some National Government Bonds, unquoted securities issued by the BCRA and bills issued by Provincial Governments have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2015 and 2014 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

	2015					2014
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Unquoted securities issued by the BCRA	1,719,856	1,719,856	1,721,208	1,352	1,352	1,342,425	1,342,425	1,349,812	7,387	7,387
Bills issued by Provincial Governments	539,172	539,172	547,644	8,472	8,472	423,275	423,275	427,509	4,234	4,234

Other National Government Bonds	648,921	648,921	677,390	28,469	28,465	33,136	32,796	29,172	-	(3,624)

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10.

As of June 30, 2014, the Bank as a result of its analysis has determined that unrealized losses on PRO XIII Bonds are not temporary, consequently the Bank has recorded an other-than temporary impairment for U.S. GAAP purposes. Therefore the fair value of the security was determined on the balance sheet date based on their market value and will constitute the new cost basis for the asset. In addition, the bank has performed an impairment analysis for the rest of their portfolio and no other than temporary impairment were detected. As of June 30, 2015 the fair value of the investment is greater than its amortized cost.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

As of June 30, 2015 and 2014 the shareholder’s equity adjustment amounts to Ps. 10,282 and Ps. 7,573, respectively.

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

For U.S. GAAP purposes, as of June 30, 2015, 2014 and 2013, the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See note 33.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

The total shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 and 2014 amounted to Ps. (15,442) and Ps. (31,876), respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014

Cash and due from banks	Ps.	88,236	Ps.	103,693
Loans (net of allowances)		2,235,655		1,771,175
Other assets		1,149,023		826,795
Total Assets	Ps.	3,472,914	Ps.	2,701,663

Debt Securities	Ps.	2,868,064	Ps.	2,214,488
Certificates of Participation		451,365		427,246
Other liabilities		153,485		59,929
Total Liabilities	Ps.	3,472,914	Ps.	2,701,663

As of June 30, 2015, the Bank’s maximum loss exposure, which amounted to Ps. 3,472,914, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

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

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 and 2014 amounted to Ps. (63,888) and Ps. (37,363), respectively.

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

group of assets acquired shall be allocated to the individual assets acquired or liabilities assumed based on their relative fair values and shall not give rise to goodwill.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 and 2014 amounted to Ps. (59) and Ps. 3,097, respectively, related to the contractual position in contracts for the issuance of credit cards and the accounts of customers recorded as intangibles assets for U.S. GAAP purposes.

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

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2015 and 2014 the Bank has a balance of Ps. 15,277 and Ps. 18,234, respectively, related to the goodwill.

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

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,728 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to income on a straight-line basis during 120 months. As of June 30, 2015 and 2014 the Bank recorded such balance which amounted to Ps. 3,231 and Ps. 3,704, respectively.

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

As of June 2015 and 2014, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 and 2014 amounted to Ps. (37,379) and Ps. (38,323), respectively. The differences between periods are due to depreciation recorded under Argentine Banking GAAP.

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

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 and 2014 amounted to Ps. (57,634) and Ps. (40,332), respectively.

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

Therefore, the technical reserves for the twelve-month periods ended June 30, 2015 and 2014 were adjusted for U.S. GAAP purposes. Shareholders’ equity adjustment as of June 30, 2015 and 2014 amounted to Ps. (339) and Ps. (3,119), respectively.

m. Capitalization of interest cost

Under Argentine Banking GAAP, during the process of construction of an asset the capitalization of interest is not recognized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 and 2014 amounted to Ps. 4,001 and Ps. 3,226, respectively.

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

As of June 30, 2015 and 2014, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carry forward and all the temporary differences, with future taxable income.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 258,903 and Ps. 214,230, as of June 30, 2015 and 2014, respectively.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2015, there were no uncertain tax positions.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2015, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2010 – 2014

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

The Bank’s assets and liabilities would be increased by approximately Ps. 137,944 and Ps. 163,304, had U.S. GAAP been applied at June 30, 2015 and 2014, respectively.

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

As of June 30, 2015 and 2014 the Bank’s securities are classified within level 1of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities. Furthermore the Bank´s instruments issued by BCRA with no volatility published by the BCRA and bills issued by Provincial Governments are classified within Level 2 using quoted prices available of similar assets.

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

The following table presents the financial instruments, by class of asset and liabilities, carried at fair value as of June 30, 2015 and 2014, by ASC 820-10 valuation hierarchy (as described above).

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Balances as of June 30, 2015
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Government and corporate securities
Trading securities	1,244,278	1,244,278	-	-
Available for sale securities	1,210,421	729,986	480,435	-
Instruments issued by the BCRA	2,422,813	672,239	1,750,574	-
Corporate securities	430,855	430,855	-	-

Other receivables from financial transactions
Trading securities	231,366	231,366	-	-
Available for sale securities	231,400	231,117	283	-
Futures	182	182	-	-
Interest rate swaps	575	575	-	-

Miscellaneous assets
Trading securities	162,759	162,759	-	-

TOTAL ASSETS AT FAIR VALUE	5,934,649	3,703,357	2,231,292	-

LIABILITIES

Other obligations from financial transactions
Trading securities	(105,684)	(105,684)	-	-
Available for sale securities	(247,143)	(247,143)	-	-
Futures	(687)	(687)	-	-
Interest rate swaps	(512)	(512)	-	-

Deposits
Trading securities	(99,515)	(99,515)	-	-
Available for sale securities	(16,288)	(16,288)	-	-

TOTAL LIABILITIES AT FAIR VALUE	(469,829)	(469,829)	-	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Balances as of June 30, 2014
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Government and corporate securities
Trading securities	1,316,864	1,316,864	-	-
Available for sale securities	486,322	437,566	48,756	-
Instruments issued by the BCRA	1,704,354	354,542	1,349,812	-
Corporate securities	345,565	345,565	-	-

Other receivables from financial transactions
Trading securities	1,279	1,279	-	-
Available for sale securities	58,015	58,015	-	-
Forwards	33,794	-	33,794	-
Futures	6,766	6,766	-	-

TOTAL ASSETS AT FAIR VALUE	3,952,959	2,520,597	1,432,362	-

LIABILITIES

Other obligations from financial transactions
Futures	(7,911)	(7,911)	-	-

TOTAL LIABILITIES AT FAIR VALUE	(7,911)	(7,911)	-	-

q. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the periods ended June 30, 2015 and 2014 respectively:

	As of June 30, 2015
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	26,410	Ps.	26,410
Ending balance: collectively evaluated for impairment		683,323		25,202		708,525
Ending Balance	Ps.	683,323	Ps.	51,612	Ps.	734,935
Financing receivables:
Ending balance: individually evaluated for impairment		-	Ps.	44,496	Ps.	44,496
Ending balance: collectively evaluated for impairment		15,266,470		6,853,897		22,120,367
Ending Balance	Ps.	15,266,470	Ps.	6,898,393	Ps.	22,164,863

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2014
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	11,296	Ps.	11,296
Ending balance: collectively evaluated for impairment		581,920		3,440		585,360
Ending Balance	Ps.	581,920	Ps.	14,736	Ps.	596,656
Financing receivables:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	24,323	Ps.	24,323
Ending balance: collectively evaluated for impairment		11,592,745		6,182,266		17,775,011
Ending Balance	Ps.	11,592,745	Ps.	6,206,589	Ps.	17,799,334

The activity in the allowance for loan losses for period is as follows:

	As of June 30,
	2015		2014
Allowance for credit losses:
Beginning Balance	Ps.	596,656	Ps.	508,654
Charge-offs		(267,694)		(245,023)
Provision for loan losses		405,973		333,025
Ending Balance	Ps.	734,935	Ps.	596,656

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

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010 - 20, as of June 30, 2015 and 2014:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2015
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	44,496	Ps.	37,658	Ps.	26,410
Total	Ps.	44,496	Ps.	37,658	Ps.	26,410

	As of June 30, 2014
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	24,323	Ps.	21,441	Ps.	11,296
Total	Ps.	24,323	Ps.	21,441	Ps.	11,296

The average recorded investment in impaired loans amounted Ps. 42,349 and Ps. 23,971, as of June 30, 2015 and 2014, respectively. There is no amount of interest income recognized during the time within the period that the loans were impaired.

Non-accrual accounts receivables and Past due

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency” and “Uncollectible”.

The following table represents the amounts of nonaccruals, as of June 30, 2015 and 2014, respectively:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30,
	2015		2014
Consumer
Advances	Ps.	187	Ps.	566
Mortgage Loans		30,739		37,955
Personal Loans – BHSA		88,514		74,950
Personal Loans – Financial trusts		52,827		-
Credit Card Loans – BHSA		115,792		104,200
Credit card Loans – Tarshop		109,319		117,809
Total Consumer	Ps.	397,378	Ps.	335,480
Commercial
Performing Loans	Ps.		Ps.	-
Impaired Loans		44,496		24,323
Total Commercial	Ps.	44,496	Ps.	24,323

Total Non accrual loans	Ps.	441,874	Ps.	359,803

An aging analysis of past due account receivables, segregated by class of account receivables, as of June 30, 2015 and 2014 was as follows:

	As of June 30, 2015
	30-90 Days	91-180 Days	181-360 Days	Greater	Total	Current	Total
	Past Due	Past Due	Past Due	than 360	Past Due		Financing
Consumer
Advances	904	119	62	6	1,091	17,846	18,937
Mortgage Loans	24,196	6,707	4,350	19,682	54,935	2,662,466	2,717,401
Personal Loans – BHSA	74,437	40,349	47,916	249	162,951	2,449,316	2,612,267
Personal Loans – Financial trusts	94,144	31,334	21,030	463	146,971	727,455	874,426
Credit Card Loans – BHSA	58,835	53,133	62,318	341	174,627	7,349,464	7,524,091
Credit card Loans – Tarshop	112,302	49,500	53,187	6,632	221,621	1,297,727	1,519,348
Total Consumer Loans	364,818	181,142	188,863	27,373	762,196	14,504,274	15,266,470

Commercial:
Performing Loans	1,568	-	-	-	1,568	6,852,329	6,853,897
Impaired loans	-	173	11,402	32,921	44,496	-	44,496
Total Commercial Loans	1,568	173	11,402	32,921	46,064	6,852,329	6,898,393
Total	366,386	181,315	200,265	60,294	808,260	21,356,603	22,164,863

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2014
	30-90 Days	91-180 Days	181-360 Days	Greater	Total	Current	Total
	Past Due	Past Due	Past Due	than 360	Past Due		Financing
Consumer
Advances	837	111	131	324	1,403	24,648	26,051
Mortgage Loans	27,812	7,235	5,403	25,317	65,767	2,801,484	2,867,251
Personal Loans	78,819	36,785	37,735	430	153,769	1,937,243	2,091,012
Credit Card Loans – BHSA	71,613	54,950	49,225	25	175,813	5,009,921	5,185,734
Credit card Loans – Tarshop	156,447	57,833	55,617	4,359	274,256	1,148,441	1,422,697
Total Consumer Loans	335,528	156,914	148,111	30,455	671,008	10,921,737	11,592,745

Commercial:
Performing Loans	164	-	-	-	164	6,182,102	6,182,266
Impaired loans	-	1,777	5,550	16,996	24,323	-	24,323
Total Commercial Loans	164	1,777	5,550	16,996	24,487	6,182,102	6,206,589
Total	335,692	158,691	153,661	47,451	695,495	17,103,839	17,799,334
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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended June 30, 2015 and 2014:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2015
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	17,846	904	119	62	6	18,937
Mortgage Loans	2,662,466	24,196	6,707	4,350	19,682	2,717,401
Personal Loans – BHSA	2,449,316	74,437	40,349	47,916	249	2,612,267
Personal Loans – Financial trusts	796,527	24,931	31,418	21,550	-	874,426
Credit Card Loans – BHSA	7,349,464	58,835	53,133	62,318	341	7,524,091
Credit card Loans – Tarshop	1,297,727	112,302	49,500	53,187	6,632	1,519,348
Total Consumer Loans	14,573,346	295,605	181,226	189,383	26,910	15,266,470

Commercial:
Performing loans	6,852,329	1,568	-	-	-	6,853,897
Impaired loans	-	-	173	11,402	32,921	44,496
Total Commercial Loans	6,852,329	1,568	173	11,402	32,921	6,898,393
Total Financing Receivables	21,425,675	297,173	181,399	200,785	59,831	22,164,863

	As of June 30, 2014
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	24,648	837	111	131	324	26,051
Mortgage Loans	2,801,484	27,812	7,235	5,403	25,317	2,867,251
Personal Loans	1,937,243	78,819	36,785	37,735	430	2,091,012
Credit Card Loans – BHSA	5,009,921	71,613	54,950	49,225	25	5,185,734
Credit card Loans – Tarshop	1,148,441	156,447	57,833	55,617	4,359	1,422,697
Total Consumer Loans	10,921,737	335,528	156,914	148,111	30,455	11,592,745

Commercial:
Performing loans	6,182,102	164	-	-	-	6,182,266
Impaired loans	-	-	1,777	5,550	16,996	24,323
Total Commercial Loans	6,182,102	164	1,777	5,550	16,996	6,206,589
Total Financing Receivables	17,103,839	335,692	158,691	153,661	47,451	17,799,334

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Bank grants a concession to the debtor that would not otherwise be considered. Concessions granted could include: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

The following table presents for the financing receivables modified as troubled debt restructurings within during the last two periods:

	As of June 30, 2015
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	63	Ps.	1,463
Mortgage Loans	174		4,490
Personal Loans	6,921		160,312
Credit Card Loans – BHSA	21,472		245,522
Credit card Loans – Tarshop	15,512		92,758
Total Consumer	44,142	Ps.	504,545

Commercial
Performing Loans	-	Ps.	-
Impaired Loans	-		-
Total Commercial	-	Ps.	-

Total TDRs	44,142	Ps.	504,545

	As of June 30, 2014
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	52	Ps.	987
Mortgage Loans	110		3,602
Personal Loans	4,140		79,250
Credit Card Loans – BHSA	1,209		14,749
Credit card Loans – Tarshop	18,553		89,655
Total Consumer	24,064	Ps.	188,243

Commercial
Performing Loans	-	Ps.	-
Impaired Loans	-		-
Total Commercial	-	Ps.	-

Total TDRs	24,064	Ps.	188,243

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30,
	2015			2014
	Number of contracts	Recorded investment		Number of contracts	Recorded investment
Consumer
Advances	10	Ps.	197	6	Ps.	85
Mortgage Loans	25		783	22		490
Personal Loans	1,116		21,602	469		6,816
Credit Card Loans – BHSA	672		7,923	590		6,262
Credit card Loans – Tarshop	5,146		26,253	8,571		41,835
Total Consumer	6,969	Ps.	56,758	9,658	Ps.	55,488

Commercial
Performing Loans	-	Ps.	-	-	Ps.	-
Impaired Loans	-		-	-		-
Total Commercial	-	Ps.	-	-	Ps.	-

Total TDRs that subsequently defaulted	6,969	Ps.	56,758	9,658	Ps.	55,488

Allowance for Credit Losses

Accounts receivable balances are classified as uncollectible and written off from the Consolidated Balance Sheet when 365 days past due and subsequently recorded in memorandum accounts.

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended June 30, 2015 and 2014 was as follows:

	Argentine Banking GAAP		U.S. GAAP		Adjustment
June 30, 2014	Ps.	406,818	Ps.	596,656	Ps.	(189,838)

Variances		107,576		138,279		(30,703)

June 30, 2015	Ps.	514,394	Ps.	734,935	Ps.	(220,541)

r. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2015, 2014 and 2013, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014		2013
Income Statement

Financial income	Ps.	5,559,510	Ps.	4,666,910	Ps.	2,418,505
Financial expenses		(3,241,306)		(2,399,052)		(1,281,120)
Net financial income	Ps.	2,318,204	Ps.	2,267,858	Ps.	1,137,385
Provision for loan losses		(405,973)		(333,025)		(258,629)
Income from services		3,264,698		2,145,423		1,365,116
Expenses for services		(768,870)		(682,638)		(290,908)
Administrative expenses		(3,411,162)		(2,380,651)		(1,621,522)
Net income from financial transactions	Ps.	996,897	Ps.	1,016,967	Ps.	331,442
Miscellaneous income		317,530		188,928		193,422
Miscellaneous expenses		(466,554)		(286,596)		(168,735)
Income before income taxes and Non-controlling interest	Ps.	847,873	Ps.	919,299	Ps.	356,129
Income taxes		(332,940)		(314,005)		(96,586)
Net income under U.S. GAAP	Ps.	514,933	Ps.	605,294	Ps.	259,543
Less Net (Loss) attributable to the Non-controlling interest		4,369		10,284		(8,834)
Net income attributable Controlling interest in accordance with U.S. GAAP	Ps.	519,302	Ps.	615,578	Ps.	250,709

Other comprehensive income (loss):

Unrealized gains (loss) on securities		15,591		22,283		(7,377)
Other comprehensive income (loss)	Ps.	15,591	Ps.	22,283	Ps.	(7,377)
Comprehensive income	Ps.	534,893	Ps.	637,861	Ps.	243,332

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

u. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2015 and 2014. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

35. New authoritative pronouncements

During the twelve-months ended June 30, 2015, the FASB has issued Accounting Standards Updates. Those updates applicable for the Bank are mentioned below:

ASU No. 2014-13
In August 2014, the FASB issued de Accounting Standards Update No. 2014-13 “Consolidation” (ASC 810). After transition, the amendments in this Update apply to a reporting entity that is required to consolidate a collateralized financing entity under the Variable Interest Entities Subsections of Subtopic 810-10 when (1) the reporting entity measures all of the financial assets and the financial liabilities of that consolidated collateralized financing entity at fair value in the consolidated financial statements based on other Topics and (2) the changes in the fair values of those financial assets and financial liabilities are reflected in earnings.

The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. For entities other than public business entities, the amendments in this Update are effective for annual periods ending after December 15, 2016, and interim periods beginning after December 15, 2016. Early adoption is permitted as of the beginning of an annual period.

The Bank considers this ASU has not any significant effect in the US GAAP disclosures and financial information.

ASU No. 2014-14
The Accounting Standards Update No. 2014-14 “Receivables – Troubled Debt Restructuring by Creditors (ASC 310-40)” was issued by the FASB in August 2014. The amendments in this Update affect creditors that hold government-guaranteed mortgage loans and require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if some conditions are met. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor.

The objective of this Update is to reduce diversity in practice by addressing the classification of foreclosed mortgage loans that are fully or partially guaranteed under government programs. Currently, some creditors reclassify those loans to real estate as with other foreclosed loans that do not have guarantees; others reclassify the loans to other receivables. periods, beginning after December 15, 2014.

In conclusion, the impact of adoption this ASU has not any significant effect in the present US GAAP financial information and disclosures. However, the Bank is in the process of evaluating the impact deriving from the current update for future periods.

ASU No. 2014-16
In November 2014, the FASB issued ASU No. 2014-16 “Derivatives and Hedging (Topic 815)”. The amendments in this Update apply to all entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share.

The amendments in this Update do not change the current criteria in GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required. That is, an entity will continue to evaluate whether the economic characteristics and risks of the embedded derivative feature are clearly and closely related to those of the host contract, among other relevant criteria. The amendments clarify how current GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features’ including the embedded derivative feature being evaluated for bifurcations in evaluating the nature of the host contract. Furthermore, the amendments clarify that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. Rather, the nature of the host contract depends upon the economic characteristics and risks of the entire hybrid financial instrument.

The impact of this ASU has not any significant effect in the US GAAP disclosures and financial information for the Bank. The amendments in this Update do not change the current criteria in GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required.

ASU No. 2014-17
The FASB issued in November 2014 the Accounting Standard Update No. 2014-17 “Business Combinations (Topic 805)”. The objective of this Update is to provide guidance for determining whether and at what threshold an acquiree (acquired entity) that is a business or nonprofit activity can reflect the acquirer’s accounting and reporting basis (pushdown accounting) in its separate financial statements.

This Update provides an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. If an acquired entity elects the option to apply pushdown accounting in its separate financial statements, it should disclose information in the current reporting period that enables users of financial statements to evaluate the effect of pushdown accounting.

Current GAAP offers limited guidance for determining whether and at what threshold pushdown accounting should be established in an acquired entity’s separate financial statements.
The Bank considers this ASU has not any significant effect in the US GAAP disclosures and financial information.

ASU No. 2014-18
During December 2014, the FASB issued the Accounting Standards Update No. 2014-18 “Business Combinations (Topic 805)”. The objective of the amendments in this Update is to address the concerns of private company stakeholders that the benefits of the current accounting for identifiable intangible assets acquired in a business combination do not justify the related costs. The amendments provide guidance about an accounting alternative for recognizing or otherwise considering the fair value of identifiable intangible assets acquired as a result of certain specified transactions, including business combinations.

The impact of this Update has not any significant effect in the present US GAAP financial statements.

36. Subsequent events

Negotiable obligations

The following table shows the amount, interest rate and maturity date of each series issued after June 30, 2015:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Issue date	Maturity date		Annual interest rate
Banco Hipotecario S.A.
Series XXX (Ps. 314,611)	09/04/15	03/04/17	a/b	Mixed (c)
Series XXXI (US$. 14,730 thousand)	09/04/15	09/04/18	a	2.0%

BACS Banco de Crédito y Securitización S.A.
Series VI (Ps. 141,666)	07/23/15	04/24/17	a/b	Mixed (d)

Tarshop S.A.
Series XXII (Ps. 126,667)v	07/30/15	01/30/17	a	29.0%

(a) Fixed interest rate
(b) Variable interest rate
(c) Fixed rate of 28.25% on the first nine months and variable interest rate of Badlar+450bps from that moment on.
(d) Fixed rate of 27.5% on the first nine months and variable interest rate of Badlar+450bps from that moment on.

Tarshop’s irrevocable capital contribution

On September 11, 2015, the Board of Directors of Banco Hipotecario S.A. approved an irrevocable capital contribution to Tarshop S.A. in the amount of Ps. 52,500 to be made by shareholders Banco Hipotecario S.A. and IRSA Propiedades Comerciales S.A. pro rata of their shareholdings.

NEW LIPSTICK LLC AND SUBSIDIARY

(A Limited Liability Company)

INDEPENDENT AUDITORS REPORT

New Lipstick LLC and Subsidiary

We have audited the accompanying consolidated financial statements of New Lipstick LLC and Subsidiary, which comprise the balance sheets as of June 30, 2015 and 2014 the related statements of operations, changes in members’ deficit and cash flows for the years ended June 30, 2015, 2014 and 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Lipstick LLC and Subsidiary, as of June 30, 2015 and 2014, and the results of its operations and its cash flows for the years ended June 30, 2015, 2014, and 2013, in accordance with accounting principles generally accepted in the United States of America.

By: /s/Marks Paneth LLP

New York, NY

November 13, 2015

 NEW LIPSTICK LLC AND SUBSIDIARY

 (A LIMITED LIABILITY COMPANY)

 CONSOLIDATED BALANCE SHEETS

 AS OF JUNE 30,

 (Amounts in US dollars)

ASSETS

 2015

 2014

 Real estate, net

$
140,469,010

$
142,358,747

 Cash and cash equivalents

1,075,395

851,726

 Tenant receivables, net of allowance for doubtful accounts of

 $132,141 and $7,264 respectively

344,104

422,944

 Prepaid expenses and other assets

5,809,307

5,476,492

 Due from related party

125,029

120,274

 Restricted cash

3,477,967

6,155,597

 Deferred rent receivable

8,856,399

6,938,578

 Lease intangibles, net

26,533,839

30,012,973

 Goodwill

5,422,615

5,422,615

           Total

$
192,113,665

$
197,759,946

LIABILITIES AND MEMBERS' DEFICIT

 Liabilities:

      Note payable

$
113,201,357

$
113,201,357

      Accrued interest payable

316,216

313,950

      Accounts payable and accrued expenses

3,031,831

1,584,699

      Due to related parties

319,133

553,616

      Deferred revenue

918,800

619,885

      Tenants’ security deposits

682,727

657,978

      Deferred ground rent payable

136,727,666

108,312,912

      Lease intangibles, net

42,365,499

45,279,291

           Total liabilities

297,563,229

270,523,688

 Members' deficit

(105,449,564
)

(72,763,742
)

           Total

$
192,113,665

$
197,759,946

See Notes to Consolidated Financial Statements

 NEW LIPSTICK LLC AND SUBSIDIARY

 (A LIMITED LIABILITY COMPANY)

 CONSOLIDATED STATEMENTS OF OPERATIONS

 FOR THE YEARS ENDED JUNE 30,

 (Amounts in US dollars)

 2015

 2014

 2013

 Revenues

      Base rents

$
40,597,526

$
38,375,303

$
38,146,887

      Tenant reimbursements and escalations

6,903,479

5,427,358

5,354,160

      Other rental revenue

40,779

45,292

73,833

      Other revenue

1,622

-

-

      Interest income

-

-

625

           Total

47,543,406

43,847,953

43,575,505

 Expenses

      Real estate taxes

10,716,257

9,919,196

9,442,029

      Utilities

2,927,214

2,598,340

2,511,198

      Janitorial

2,056,750

2,157,449

2,054,086

      Insurance

318,027

315,545

296,897

      Repairs and maintenance

2,262,799

1,445,342

1,332,208

      Bad debt expense

124,877

-

433,551

      Security

1,047,372

912,362

846,602

      General and administrative

835,373

829,010

875,597

      Management fees

988,189

948,084

877,898

      Elevator

311,875

286,013

174,475

      HVAC

62,442

107,515

48,947

      Tenant reimbursable costs

154,557

122,139

159,564

      Ground rent

45,457,736

45,457,735

45,457,737

      Interest expense

4,786,205

4,789,913

4,843,275

      Amortization

3,005,570

3,087,330

2,947,812

      Depreciation

5,599,278

4,886,008

4,428,733

           Total

80,654,521

77,861,981

76,730,609

 Net loss

$
(33,111,115
)

$
(34,014,028
)

$
(33,155,104
)

See Notes to Consolidated Financial Statements

 NEW LIPSTICK LLC AND SUBSIDIARY

 (A LIMITED LIABILITY COMPANY)

 CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' DEFICIT

 FOR THE YEARS ENDED JUNE 30,

 (Amounts in US dollars)

 2015

 2014

 2013

 Balance, beginning of years

$
(72,763,742
)

$
(43,679,661
)

$
(20,096,088
)

 Contributions from members

425,293

4,952,500

9,571,531

 Distribution to member

-

(22,553
)

-

 Net loss

(33,111,115
)

(34,014,028
)

(33,155,104
)

 Balance, end of years

$
(105,449,564
)

$
(72,763,742
)

$
(43,679,661
)

See Notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY

(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30,

(Amounts in US dollars)

 2015

 2014

 2013

 Operating activities

      Net loss

$
(33,111,115
)

$
(34,014,028
)

$
(33,155,104
)

      Adjustments to reconcile net loss to net cash

        used in operating activities:

           Amortization

3,005,570

3,087,330

2,947,812

           Depreciation

5,599,278

4,886,008

4,428,733

           Bad debt (recovery) expense

124,877

(3,827
)

433,551

           Deferred rent

(1,917,821
)

(1,929,668
)

(1,972,066
)

           Below market lease amortization

(2,475,983
)

(2,821,032
)

(3,287,160
)

           Above market lease amortization

1,442,682

1,544,576

1,548,129

           Above market ground lease amortization

(437,809
)

(437,809
)

(437,808
)

           Deferred ground rent

28,414,754

28,822,593

29,220,501

           Changes in operating assets and liabilities:

                Restricted cash

2,702,379

525,764

(2,616,256
)

                Due from related party

(4,755
)

-

4,000

                Tenant receivables

(46,037
)

(86,094
)

(78,989
)

                Prepaid expenses and other assets

(332,815
)

(340,620
)

(233,930
)

                Accrued interest payable

2,273

(3,019
)

(3,332
)

                Accounts payable and accrued expenses

349,380

33,811

(569,720
)

                Due to related parties

(234,483
)

208,304

34,445

                Deferred leasing costs

(994,677
)

(1,526,938
)

(795,940
)

                Unearned revenue

298,915

310,488

51,876

                     Net cash (used in) provided by operating activities

2,384,613

(1,744,161
)

(4,481,258
)

 Investing activities

      Additions to real estate

(2,586,237
)

(3,700,979
)

(4,934,785
)

                Net cash used in investing activities

(2,586,237
)

(3,700,979
)

(4,934,785
)

 Financing activities

      Note principal payments

-

(1,912
)

(110,817
)

      Contributions from members

425,293

4,952,500

9,571,531

                Net cash provided by financing activities

425,293

4,950,588

9,460,714

 Net (decrease) increase in cash and cash equivalents

223,669

(494,552
)

44,671

 Cash and cash equivalents, beginning of years

851,726

1,346,278

1,301,607

 Cash and cash equivalents, end of years

$
1,075,395

$
851,726

$
1,346,278

 Supplemental disclosure of cash flow information:

 Interest paid

$
4,783,939

$
4,792,932

$
4,846,607

 Schedule of Noncash Investing Activities

 Real estate additions were financed through accounts payable

$
1,691,693

$
568,390

$
507,133

 Deferred leasing costs additions were financed through accounts payable

$
90,308

$
115,867

$
-

 Schedule of Noncash Financing Activities

 Lobby exhibit acquired in the year ended June 30, 2013, included in real estate, and transferred to a 49% member of the Company as a distribution.

$
-

$
22,553

$
-

See Notes to Consolidated Financial Statements

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

NOTE 1: BUSINESS

Formation and Property Description

New Lipstick LLC (the "Company"), was organized as a Delaware limited liability company and commenced operations on November 3, 2010. The Company was formed among IRSA International, LLC ("IRSA"), Marciano Investment Group, LLC ("Marciano"), Avi Chicouri ("AVI"), Par Holdings, LLC ("PAR"), and Armenonville S.A. ("Armenonville"), collectively (the "Members"). On December 15, 2010, Armenonville assigned 100 percent of itsmembership interest to Lomas Urbanas S.A. IRSA is a wholly-owned subsidiary of TYRUS S.A. ("TYRUS"), a wholly-owned subsidiary of IRSA Inversiones y Representaciones Sociedad Anonima, a company whose shares are listed on the Buenos Aires and New York Stock Exchanges. The Company was formed in order to acquire 100% interest in Metropolitan 885 Third Avenue Leasehold LLC ("Metropolitan"), its wholly-owned subsidiary, and to provide management services to Metropolitan.

Metropolitan was organized for the purpose of acquiring and operating a 34 story Class A office tower commonly known as the Lipstick Building located at 885 Third Avenue in New York (the "Property"). Metropolitan leased the land which contains approximately 26,135 square feet. The Property was acquired on July 9, 2007 and contains approximately 635,800 square feet of rentable space, consisting of retail and office spaces.

On November 16, 2010 (the "Petition Date"), Metropolitan filed a voluntary pre-packaged plan of reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Chapter 11") in the Southern District of New York (the "Bankruptcy Court") including a disclosure statement and plan of reorganization (the "Plan"). The Plan provided for, among other things, the extinguishment of 100% of the shares of Metropolitan and the issuance of the membership interest to the Company. The Plan was approved by Metropolitan's members and the Bankruptcy Court approved the Plan on December 22, 2010 with an effective date of December 30, 2010 (the "Effective Date").

    Metropolitan accounted for the reorganization using "fresh start accounting" effective December 30, 2010. Accordingly, the forgiveness of debt was reflected in the predecessor entity's final statement of operations and all assets and liabilities were restated to reflect their reorganization value.

    The Company operates under the guidelines of an Operating Agreement (the "Agreement") entered into by the Members on November 15, 2010. The manager of the Company is Lipstick Management, LLC (“LM”), a company affiliated to IRSA.

    The Agreement calls for Class A and Class B Members. Class A Members are IRSA, Marciano, and Armenonville and Class B Members are AVI and PAR.

    Class B Membership interests of any Class B Member shall be automatically converted, in whole and not in part, into an equal number of Class A Membership interests on the earlier to occur of the date on which LM certifies that all unreturned additional Class A capital contributions and all unreturned Class A capital contributions have been reduced to zero.

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

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

    The liability of the members of the Company is limited to the members´ total contribution, plus any amounts guaranteed by the members.

    The Company has adopted a fiscal year end of June 30.

    The terms of the Agreement provide for initial capital contributions and percentage interests as follows:

 Percentage of

 Ownership

 Initial Capital

 Contributions

 IRSA International, LLC

49.00

$
15,417,925

 Marciano Investment Group, LLC

42.00

13,215,365

 Lomas Urbanas S.A.

2.27

714,259

 Avi Chicouri

3.07

-

 Par Holdings, LLC

3.66

-

 Total

100.00

$
29,347,549

    In accordance with the Agreement, the Members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. The Members contributed $ 425,293, $4,952,500, and $9,571,531 for the years ended June 30, 2015, 2014, and 2013, respectively.

    Distributions

    Distribution of capital will be made to the Member at the times, and in aggregate amounts determined by the Board of Directors of the Company. Distributions amounted to $22,553 for the year ended June 30, 2014. There were no distributions for the years ended June 30, 2015 and 2013.

    Allocation of Profit and Losses

    The Company´s profits and losses are allocated to the Members.

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

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

    The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the assets. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. No impairment was recorded for the years ended June 30, 2015 and 2014.

    Cash and Cash Equivalents

    The Company considers all highly liquid investments with maturities of three months or less upon acquisition to be cash equivalents.

    Concentration of Credit Risk

    Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalent accounts in financial institutions. The Company maintains its cash balances at two financial institutions.  At times, such balances may be in excess of the Federal Deposit Insurance Company (FDIC) insurance limit.  According to the FDIC insurance limit, deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing deposits the Company may hold in the same ownership category, and the combined total insured is up to at least $250,000. As of June 30, 2015 and 2014, these balances at one of the institutions, including tenant security and escrow amounts, were in excess of federally insurable limits by approximately $3,985,000 and $6,521,000, respectively.

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

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

    Capitalized below market lease values are amortized as an increase to base rents (see Note 4).

    Capitalized above market lease values are amortized as a decrease to base rents (see Note 4).

    The Company also receives reimbursements from tenants for certain costs as provided for in the lease agreements. These costs include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs in excess of a base year amount. The reimbursements are recognized when the tenants are billed.

    Deferred income represents rent collected in advance of being due.

    Deferred Ground Rents

    Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases. All future minimum increases in the non-cancelable ground rents consist of either 2.5% or 3% annual increases through May 1, 2068. This has resulted in deferred ground rent payable in the amount of $136,727,666 and $108,312,912 as of June 30, 2015 and 2014, respectively (see Note 6).

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

June 30, 2015, 2014 and 2013

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

    The aggregate value of in-place leases were measured based on the difference between (i) the Property valued with existing in-place leases adjusted to market rental rates, and (ii) the Property valued as if vacant, based upon management's estimates. Factors considered by management in their analysis included an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management included real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily were a year. Management also estimated costs to execute similar leases including leasing commissions, legal and other related expenses.

    The value of in-place leases are amortized to expense over the initial term of the respective leases. As of June 30, 2015, the remaining terms were ranging from three months to ten years.

    Income Taxes

    No provision for income taxes is necessary in the accompanying consolidated financial statements because the Company is a disregarded entity for federal and state income tax purposes. Income or loss of the Company is includible in the separate income tax returns of the Members. Prior to the effective date of reorganization on December 30, 2010, the Company was treated as a partnership for federal and state income tax purposes. The Company performed a review for uncertainty in income tax positions in accordance with authoritative guidance. As of June 30, 2015, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the consolidated financial statements. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for tax years ending before December 31, 2011. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

    The Company´s income tax returns for its tax years commencing January 1, 2009, through December 30, 2010, have been selected by the New York State Department of Taxation and Finance for audit. Such audit is in its preliminary stage. At this time, the Company has not been advised of any proposed changes to its New York State income tax returns filed for the tax years January 1, 2009 through December 30, 2010.

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

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

    A qualitative assessment may be done when the results of the previous quantitative test indicated the reporting unit’s estimated fair value was significantly in excess of the carrying value of its net assets and we do not believe there have been significant changes in the reporting unit’s operations that would significantly decrease its estimated fair value or significantly increase its net assets.  Management has selected the end of the Company’s fiscal year as the date on which to either perform its annual impairment tests for goodwill or make the determination as to whether qualitative factors render it unnecessary.  As of June 30, 2015 and 2014, the date of the impairment tests, no impairment of goodwill was identified.

    Reclassifications

 Certain prior year balances have been reclassified to conform to the current year consolidated financial statement presentation.

    Subsequent Events

    The Company has evaluated for potential recognition and disclosure, events subsequent to the date of the balance sheet through October 26, 2015, the date the consolidated financial statements were available to be issued.

    NOTE 3: REAL ESTATE

    At June 30, real estate consists of the following:

 2015

 2014

 Building and improvements

$
144,892,369

$
144,879,174

 Tenant improvements

16,334,789

12,638,444

161,227,158

157,517,618

 Less: accumulated depreciation

(20,758,148
)

(15,158,871
)

   Total

$
140,469,010

$
142,358,747

 Depreciation expense amounted to $5,599,278 and $4,886,008, and $4,428,733 for the years ended June 30, 2015, 2014, and 2013, respectively.

.

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

    NOTE 4: LEASE INTANGIBLES

    Lease intangibles and the value of assumed lease obligations at June 30, 2015, were as follows:

 Leases

 In-place

 Leasing

 Costs

 Above

 Market

 Leases

 Total

 Below

 Market

 Leases

 Above Market

 Ground Leases

 Total

 Cost

$
27,149,892

$
4,111,694

$
15,316,749

$
46,578,335

$
30,470,806

$
29,041,332

$
59,512,138

   Less: accumulated

   Amortization

(12,088,790
)

(1,083,075
)

(6,872,631
)

(20,044,496
)

(15,176,499
)

(1,970,140
)

(17,146,639
)

 Totals

$
15,061,102

$
3,028,619

$
8,444,118

$
26,533,839

$
15,294,307

$
27,071,192

$
42,365,499

    Lease intangibles and the value of assumed lease obligations at June 30, 2014 were as follows:

 Leases

 In-place

 Leasing

 Costs

 Above

 Market

 Leases

 Total

 Below

 Market

 Leases

 Above Market

 Ground Leases

 Total

 Cost

$
27,149,892

$
3,142,576

$
15,316,749

$
45,609,217

$
30,470,806

$
29,041,332

$
59,512,138

   Less: accumulated

   Amortization

(9,520,879
)

(645,416
)

(5,429,949
)

(15,596,244
)

(12,700,516
)

(1,532,331
)

(14,232,847
)

 Totals

$
17,629,013

$
2,497,160

$
9,886,800

$
30,012,973

$
17,770,290

$
27,509,001

$
45,279,291

    The aggregate amortization of leases in-place and leasing costs included in amortization expense for the years ended June 30, 2015, 2014, and 2013 were $3,005,570, $3,087,330, and $2,947,812, respectively.

    The aggregate amortization of above market ground leases included as a reduction of ground rent expense for the years ended June 30, 2015, 2014, and 2013 were $437,809, $437,809, and $437,808, respectively.

    The aggregate amortization of above market leases included as a reduction of base rental income for the years ended June 30, 2015, 2014, and 2013 were $1,442,682, $1,544,576, and $1,548,129, respectively.

    The aggregate amortization of below market leases included in base rental income for the years ended June 30, 2015, 2014, and 2013 were $2,475,983, $2,821,032, and $3,287,160, respectively.

    The estimated amortization of lease intangibles for each of the five years subsequent to June 30, 2015 and thereafter is as follows:

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

    NOTE 4: LEASE INTANGIBLES (CONTINUED)

 Leases

 In-place

 Leasing

 Costs

 Above Market Leases

 Total

 Below Market Leases

 Above Market Ground Leases

 Total

 2016

$
2,541,147

$
448,938

$
1,407,364

$
4,397,449

$
2,463,176

$
437,809

$
2,900,985

 2017

2,540,843

380,183

1,407,364

4,328,390

2,459,981

437,809

2,897,790

 2018

2,483,557

278,611

1,407,364

4,169,532

2,387,551

437,809

2,825,360

 2019

2,464,461

260,308

1,407,364

4,132,133

2,363,408

437,809

2,801,217

 2020

2,462,742

213,759

1,407,364

4,083,865

2,356,387

437,809

2,794,196

 Thereafter

2,568,352

1,446,820

1,407,298

5,422,470

3,263,804

24,882,147

28,145,951

 Totals

$
15,061,102

$
3,028,619

$
8,444,118

$
26,533,839

$
15,294,307

$
27,071,192

$
42,365,499

    NOTE 5: NOTE PAYABLE

    On December 30, 2010, Metropolitan’s existing note agreements with Royal Bank of Canada (the “Lender”) were amended and restated. The outstanding balance of the Amended Note was $115,000,000. The Amended Note bears interest at (i) the London InterBank Offered Rate ("LIBOR") plus 400 basis points, or (ii) Prime Rate plus Prime Rate Margin, if converted into a Prime Rate Loan. The Amended Note provides for a maximum interest rate of 5.25% through February 29, 2012 and 6.25% from March 1, 2012 through August 31, 2015 and matures on August 1, 2017. The interest rate was 4.18% at June 30, 2015.  Interest expense amounted to $4,786,205, $4,789,913, and $4,843,275 for the years ended June 30, 2015, 2014, and 2013, respectively.

    Pursuant to a cash management agreement with the Lender, all rents collected are required to be deposited in a clearing account and all funds are disbursed in accordance with the Loan agreement, including the funding of all reserve accounts. In addition, after payment of debt service, operating expenses and other expenses, as defined, forty percent (40%) of all the remaining cash flow in the cash management account is applied to the outstanding principal balance of the loan on a monthly basis. As of June 30, 2015 and 2014, the outstanding principal balance of the Amended Note is $113,201,357 and $113,201,357, respectively.

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

June 30, 2015, 2014 and 2013

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

    For the year ended June 30, 2015, Ground Lease and Ground Sub-sublease expense amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $28,414,754 and $0, respectively. For the year ended June 30, 2014, Ground Lease and Ground Sub-sublease expense amounted to $45,136,544 and $759,000, respectively, after giving effect to straight-line rent adjustments of $28,822,593 and $0, respectively. For the year ended June 30, 2013, Ground Lease and Ground Sub-sublease expenses amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $29,220,501 and $0, respectively.

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

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

    NOTE 6: GROUND LEASE (CONTINUED)

 Purchase Date

 Target IRR

 April 30, 2020

7.47
%

 April 30, 2037

7.67
%

 April 30, 2047

7.92
%

 April 30, 2057

8.17
%

 April 30, 2067

8.42
%

 April 30, 2077

8.67
%

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

    Future minimum annual ground rents due before giving effect to the fair market value adjustments which are not determinable at the present time are as follows for the five years subsequent to June 30, 2015, and thereafter:

 Ground Lease

 Ground Sub-Sublease

 Total

 2016

$
17,139,836

$
759,000

$
17,898,836

 2017

17,568,332

759,000

18,327,332

 2018

18,007,540

759,000

18,766,540

 2019

18,457,729

759,000

19,216,729

 2020

18,934,872

632,500

19,567,372

 Thereafter

2,837,562,375

-

2,837,562,375

 Total

$
2,927,670,684

$
3,668,500

$
2,931,339,184

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

    NOTE 7: TENANT LEASES

    The Company leases space in the Property to tenants under long-term noncancelable operating leases.

    Future minimum annual base rents due from noncancelable operating leases in each of the five years subsequent to June 30, 2015 and thereafter are as follows:

 2016

$
39,207,929

 2017

40,626,201

 2018

38,220,542

 2019

37,075,235

 2020

36,531,739

 Thereafter

59,314,354

 Total

$
250,976,000

    For the year ended June 30, 2015, 2014, and 2013, approximately 71%, 75%, and 77%, respectively, of the Company's base rent before amortization of above and below market bases was from one law firm tenant. For the year ended June 30, 2015, the approximate rental revenue from the one law firm tenant amounted to $27,675,000 of which $0 amounts remain outstanding. For the year ended June 30, 2014, the approximate rental revenue from the one law firm tenant amounted to $27,200,000 of which $0 amounts remain outstanding. For the year ended June 30, 2013, the approximate rental revenue from the one law firm tenant amounted to $26,900,000 of which $0 amounts remained outstanding. Law firms accounted for approximately 79%, 83%, and 82% of the Property’s total base rent for the years ended June 30, 2015, 2014, and 2013, respectively.

    At June 30, 2015, 2014, and 2013, the Property was approximately 92%, 89%, and 86% leased, respectively.

    NOTE 8: RELATED PARTY TRANSACTIONS

    On April 20, 2011, Lipstick Management LLC (“LM”), an affiliate of the Company, entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for certain fees that are payable to Herald Square Properties LLC (“HSP”). HSP is a 49% owner in LM. LM and the Company are affiliated by common ownership. These fees are based on a consulting agreement between LM and HSP which provides a monthly fee of $12,000. As of January 1, 2013, the Company renewed the contract with HSP which provides a monthly fee of $22,000. As of January 1, 2014, the parties agreed to extend the agreement for one year. The parties have the right to terminate this agreement at any time upon thirty (30) days written notice served to the other party. The total management consulting fee for the year ended June 30, 2015, 2014, and 2013, included in management fees in the accompanying statement of operations, amounted to $264,000, $264,000, and $204,000, respectively.

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

    NOTE 8: RELATED PARTY TRANSACTIONS (CONTINUED)

    On May 3, 2011, the Company entered into an asset management agreement with LM. The Company is charged an asset management fee of 1% of its consolidated gross revenues. Asset management fees incurred to LM amounted to $449,189 for the year ended June 30, 2015, $409,084 for the year ended June 30, 2014, and $398,898 for the year ended June 30, 2013, of which $38,280, $272,763, and $63,826 were unpaid at June 30, 2015, 2014, and 2013, respectively, and is included in due to related party in the accompanying balance sheet. Asset management fees are included in management fees in the accompanying statement of operations.

    Effective August 1, 2011, LM leased office space from the Company. The term of the agreement is for five years expiring July 31, 2016. The total amount of rental income earned for the years ended June 30, 2015, 2014, and 2013 amounted to $203,916 for all three years.

    Balances with related companies are as follows:

 2015

 2014

 Due from related party:

   Lipstick Management LLC

$
123,959

$
120,274

   Rigby 183 LLC

405

-

   I Madison LLC

310

-

   IRSA International LLC

355

-

$
125,029

$
120,274

    The above amount represents expenses paid by the Company on behalf of related companies, which will be reimbursed by related companies.

 2015

 2014

 Due to related party:

    IRSA International, LLC

$
(39,979
)

$
(39,979
)

    Lipstick Management LLC

(38,280
)

(272,763
)

    IRSA Inversiones y Representaciones

        Sociedad Anonima

(240,874
)

(240,874
)

$
(319,133
)

$
(553,616
)

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

    NOTE 9: PROPERTY MANAGEMENT

    On December 30, 2010, a property management agreement was entered into with a third party. The term of the property management agreement will continue on a month-to-month basis. The Company is charged a monthly property management fee of approximately $22,917. The total property management fee for the years ended June 30, 2015, 2014, and 2013, included in management fees in the accompanying statement of operations, amounted to $275,000 of which $0 is unpaid as of June 30, 2014 and 2013, and $22,917 was unpaid as of June 30, 2015.