Form 20-F/A
CRESUD INC
filed 2016-03-16
CIK 1034957

AMENDMENT NO. 1 TO FORM 20-F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-29190

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA
(Exact name of Registrant as specified in its charter)

CRESUD INC.
(Translation of Registrant’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor,
(C1091AAQ)
Buenos Aires, Argentina
(Address of principal executive offices)

Matias Gaivironsky
Chief Financial and Administrative Officer
Tel. +(5411) 4323-7449 finanzas@cresud.com.ar
Moreno 877, 24th Floor
(C1091AAQ)
Buenos Aires, Argentina
(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing ten shares of Common Stock	Nasdaq National Market of the Nasdaq Stock Market
Common Stock, par value one Peso per share	Nasdaq National Market of the Nasdaq Stock Market*

*Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

CRESUD S.A.C.I.F y A
(THE "COMPANY")

The number of outstanding shares of the issuer’s common stock as of June 30, 2015 was 501,642,804.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
 ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
 ☐ Yes     ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒   Yes     ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).
☐   Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ¨

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐   Item 17   ☐     Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 ☐   Yes   ☒   No

EXPLANATORY NOTE

The Company is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended June 30, 2015, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2015 (the “2015 Form 20-F”), to amend Item 18. Financial statements and Item 19. Exhibits of the 2015 Form 20-F to provide separate audited consolidated financial statements of IDBD Development Corporation Ltd. as of and for the fiscal years ended December 31, 2014 and 2013, including the report of independent auditor relating thereto, as required under Rule 3-09 of Regulation S-X.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2015 Form 20-F or reflect any events that have occurred after the 2015 Form 20-F was filed on November 17, 2015. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2015 Form 20-F are true and complete as of any date subsequent to November 17, 2015.

This Form 20-F/A should be read in conjunction with the 2015 Form 20-F and our other filings with the SEC.

Item 18. Financial statements

Consolidated financial statements of Cresud S.A.C.I.F. y A as of and for the year ended June 30, 2015, including the report of independent registered public accounting firm with respect to such consolidated financial statements, are hereby incorporated by reference to Item 18  of the 2015 Form 20-F.

Separate consolidated financial statements of IDBD Development Corporation Ltd. as of and for the year ended December 31, 2014, including the report of independent auditor with respect to such consolidated financial statements, are hereby incorporated by reference to Exhibit 15.1 hereto.

Item 19. Exhibits

INDEX OF EXHIBITS

12.1    Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002 .

12.2    Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002 .

13.1    Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2    Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1    Consolidated financial statements of IDBD Development Corporation Ltd. as of and for the year ended December 31, 2014 (audited in accordance with U.S. GAAS).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No 1 to the Annual Report on its behalf.

Cresud S.A.C.I.F. y A
/s/ Matías I. Gaivironsky
Matías I. Gaivironsky
Chief Financial and Administrative Officer

Date: March 16, 2016