Form 20-F
period 2016-06-30
CRESUD INC
filed 2016-11-01
CIK 1034957

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2016

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

Matías Gaivironsky
Chief Financial and Administrative Officer
Tel +(5411) 4323-7449 – finanzas@cresud.com.ar
Moreno 877, 24 Floor,
(C1091AAQ) City of Buenos Aires, Argentina
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

The number of outstanding shares of the issuer’s common stock as of June 30, 2016 was 501,642,804.

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

☐     Yes                      ☒           No

 i

Part III	218
Item 17. Financial Statements	218
Item 18. Financial Statements	218
Item 19. Exhibits	218

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

This annual report includes forward-looking statements, principally under the captions “Summary”, “Item 3.D. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

·

changes in general economic, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or in Israel or changes in developed or emerging markets

·
changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

·
inflation and deflation;

·
fluctuations in prevailing interest rates;

·
current and future government regulation;

·
adverse legal or regulatory disputes or proceedings;

·
fluctuations and declines in the value of Argentine public debt;

·
political events, civil strife and armed conflicts;

·
government intervention in the private sector, including through nationalization, expropriation, labor regulation or other actions;

·
restrictions on transfer of foreign currencies;

·
competition in the shopping center sector, office or other commercial properties and related industries;

·
potential loss of significant tenants at our shopping centers, offices or other commercial properties;

·
our ability to timely transact in the real estate market in Argentina or Israel;

·
our ability to meet our debt obligations;

·
shifts in consumer purchasing habits and trends;

·
technological changes and our potential inability to implement new technologies;

·
deterioration in regional, national or global businesses and economic conditions;

·
fluctuations and declines in the exchange rate of the Peso and the NIS against other currencies;

·
risks related to our investment in Israel; and

·
the risk factors discussed under “Item 3.D. Risk Factors”.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “foresee”, “understand” and similar other words identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

As of June 30, 2016, the Company has established two operations centers to manage its global business, “Operations Center in Argentina” and “Operations Center in Israel”.

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future.

CERTAIN MEASURES AND TERMS

As used throughout this annual report, the terms “Cresud”, “Company”, “we”, “us”, and “our” refer to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

References to “Tons”, “tons” or “Tns.” are to metric tons, to “kgs” are to kilograms, to “ltrs” are to liters, “Hct” are to hectares, “m2” and “square meters” are to square meters, while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq.ft). A metric ton is equal to 1,000 kilograms. A kilogram is equal to approximately 2.2 pounds. A metric ton of wheat is equal to approximately 36.74 bushels. A metric ton of corn is equal to approximately 39.37 bushels. A metric ton of soybean is equal to approximately 36.74 bushels. A square meter is equal to 10.77 sq. ft. One gallon is equal to 3.7854 liters. One hectare is equal to approximately 2.47 acres and 10,000 square meters. One square meter is equal to approximately 10.764 square feet. One kilogram of live weight cattle is equal to approximately 0.5 to 0.6 kilogram of carcass (meat and bones).

As used herein: “GLA or gross leasable area”, in the case of shopping centers, refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

FINANCIAL STATEMENTS

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2016 and 2015 for our fiscal years ended June 30, 2016, 2015 and 2014 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements included elsewhere herein have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Pursuant to Resolution N° 562/09 issued by the Argentine Comisión Nacional de Valores (“CNV”), as subsequently amended by Resolution N° 576/10, and further amended and restated by Resolution N° 622/13 (the “CNV Rules”), all listed companies in Argentina with certain exceptions (i.e. financial institutions and insurance entities) were required to present their consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Therefore, in 2013 we prepared for the first time our Consolidated Financial Statements under IFRS for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. All IFRS issued by the IASB effective at the time of preparing the Audited Consolidated Financial Statements have been applied. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011.

On October 11, 2015, the Company, through its subsidiaries, obtained control of IDB Development Corporation (“IDBD”). IDBD’s fiscal year ends on December 31 each year and the Company’s fiscal year ends on June 30. IDBD’s quarterly and annual reporting follows the guidelines of Israeli accounting standards, which means that the information is only available to IRSA after the applicable statutory periods expire. Therefore, the Company has started to consolidate IDBD’s results of operations with a three-month lag, adjusted for the effects of material transactions that may have taken place during the reported period. Hence, IDBD’s results of operations for the period beginning on October 11, 2015 (the date the Company obtained control of IDBD) through March 31, 2016, are included in the Company’s consolidated statement of comprehensive income for the fiscal year ended June 30, 2016, adjusted by such material transactions that occurred between April 1 and June 30, 2016, mainly due to the decrease of the market price of Clal’s shares and the impact of such decrease in our registration of the investment in Clal.

Given the materiality of IDBD’s results on the Company’s consolidated results, the Company had to make changes on the presentation format of its financial information for ease of analysis. The most significant change is in line with the new organizational structure, which was split into two large operations centers in Argentina and Israel. In this regard, changes have been made to certain notes and tables and their respective order, classification and content, on a geographic basis and taking into consideration the significance of the Company’s global operations following IDBD’s consolidation.

As of June 30, 2016, IRSA has established two Operations Centers to manage its global business, mainly through the following companies:

MARKET DATA

Market data used throughout this annual report was derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Certain market data which appears herein (including percentage amounts) may not sum due to rounding.

In this annual report where we refer to “Peso”, “Pesos”, or “Ps.” we mean Argentine Pesos, the lawful currency in Argentina; when we refer to “U.S. Dollars”, or “US$” we mean United States Dollars, the lawful currency of the United States of America; when we refer to “Real”, “Reals”, “Rs.” or “R$” we mean Brazilian Real, the lawful currency in the Federative Republic of Brazil; when we refer to “NIS”, we mean New Israeli Shekels, the lawful currency of Israel; and when we refer to “Central Bank” we mean the Banco Central de la República Argentina (Argentine Central Bank).

Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. Dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2016, which was Ps. 15.04 = US$ 1.00. We have also translated certain NIS amounts into U.S. dollars at the offer exchange rate for June 30, 2016 which was NIS 3.8575= US$ 1.00. We make no representation that the Peso, NIS or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

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

The selected consolidated statements of (operations)/income and comprehensive (loss)/income data for the years ended June 30, 2016, 2015 and 2014 and the selected consolidated statements of financial position data as of June 30, 2016 and 2015 have been derived from our Audited Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm.

On October 11, 2015, we acquired, through our subsidiary IRSA, control of IDBD. In conformity with IFRS 3, IDBD’s information is included in our financial statements since the acquisition date, without affecting the information from previous years. Therefore, the consolidated financial information for periods after the acquisition date is not comparable to previous periods. For more information see Item 5. “Operating and Financial Review and Prospects-Factors Affecting Comparability of our Results.”

	IFRS
	For the fiscal year ended June 30,
	2016(1)	2016	2015	2014	2013	2012
	(in millions of US$)	(in millions of Ps.)
Consolidated Statements of (Operations)/Income

Revenues	2,353	35,384	5,652	4,604	3,529	2,860
Costs	(1,735)	(26,090)	(4,770)	(3,913)	(3,121)	(2,464)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	110	1,660	1,324	1,152	887	701
Changes in net realizable value of agricultural produce after harvest	14	208	(34)	(18)	12	3
Gross Profit	742	11,162	2,172	1,825	1,307	1,100

Gain from disposal of investment properties	73	1,101	1,150	231	178	117
Gain from disposal of farmlands	-	(2)	550	91	150	45
General and administrative expenses	(149)	(2,244)	(618)	(533)	(346)	(321)
Selling expenses	(417)	(6,279)	(474)	(354)	(280)	(201)
Other operating results, net	(3)	(44)	12	(75)	98	(93)
Profit from operations	246	3,694	2,792	1,185	1,107	647

Share of (loss)/profit of associates and joint ventures	31	473	(1,025)	(409)	(10)	3
Profit from operations before financing and taxation	277	4,167	1,767	776	1,097	650

Finance income	131	1,974	241	288	201	139
Finance cost	(513)	(7,719)	(1,685)	(2,852)	(1,125)	(757)
Other Financial results	(34)	(510)	155	(10)	15	49
Financial results, net	(416)	(6,255)	(1,289)	(2,574)	(909)	(569)
(Loss)/Profit before income tax	(139)	(2,088)	478	(1,798)	188	81
Income tax (expense)/benefit	13	197	(303)	389	(34)	(22)
(Loss)/Profit for the year	(126)	(1,891)	175	(1,409)	154	59
Attributable to:
Equity holders of the parent	(69)	(1,038)	(250)	(1,068)	(27)	(21)
Non-controlling interest	(57)	(853)	425	(341)	181	80

		IFRS
		For the fiscal year ended June 30,
	2016(1)	2016	2015	2014	2013	2012
	(in millions of US$)	(in millions of Ps.)
Consolidated Statements of Comprehensive (Operations)/Income

(Loss)/Profit for the year	(126)	(1,891)	175	(1,409)	154	58
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	3	37	(521)	1,285	181	(231)
Share of currency translation adjustment of joint ventures and associates accounted for using the equity method	320	4,818	82	(17)	2	(3)
Share of change in the fair value of hedging instruments of associates and joint ventures accounted for using the equity method	(6)	(93)	-	-	-	-
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial loss from defined benefit plans net of income taxes	(3)	(42)	-	-	-	-
Other comprehensive income/(loss) for the year	314	4,720	(439)	1,268	183	(234)
Total comprehensive income/(loss) for the year	188	2,829	(264)	(141)	337	(176)
Attributable to:
Equity holders of the parent	(43)	(646)	(440)	(437)	66	(103)
Non-controlling interest	231	3,475	176	296	271	(73)

		IFRS
		For the fiscal year ended June 30,
	2016(1)	2016	2015	2014	2013	2012
	(in millions of US$)	(in millions of Ps.)
CASH FLOW DATA
Net cash generated from operating activities	270	4,055	494	883	648	668
Net cash generated from/(used in) investing activities	575	8,652	872	(886)	(93)	(354)
Net cash used in financing activities	(299)	(4,495)	(1,776)	(446)	(17)	(479)

	IFRS
	As of fiscal year ended June 30,
	2016(1)	2016	2015	2014	2013	2012
	(in millions of US$)	(in millions of Ps.)
Consolidated Statements of Financial Position
ASSETS
Non-Current Assets
Investment properties	3,309	49,766	3,475	3,455	4,171	3,455
Property, plant and equipment	1,749	26,300	1,977	2,382	1,841	1,873
Trading properties	297	4,472	130	132	98	87
Intangible assets	786	11,814	176	175	219	168
Biological assets	45	677	459	445	303	278
Investments in associates and joint ventures	1,099	16,534	2,389	2,375	1,487	1,501
Deferred income tax assets	110	1,658	653	853	179	81
Income tax credit	12	173	160	178	199	157
Restricted assets	9	129	4	51	55	-
Trade and other receivables	251	3,773	427	475	291	297
Assets held for sale	222	3,346	-	-	-	-
Investment in financial assets	148	2,226	623	275	254	626
Derivative financial instruments	1	8	208	-	25	18
Employee benefits	-	4	-	-	-	-
Total Non-Current Assets	8,038	120,880	10,681	10,796	9,122	8,541
Current Assets
Trading properties	16	241	3	4	12	11
Biological assets	30	455	120	196	98	85
Inventories	259	3,900	511	440	252	253
Restricted assets	50	748	607	-	1	-
Income tax credit	36	541	31	20	5	29
Assets held for sale	84	1,256	-	1,358	-	-
Trade and other receivables	941	14,158	1,772	1,438	1,480	859
Investment in financial assets	643	9,673	504	496	386	72
Derivative financial instruments	4	53	30	33	7	3
Cash and cash equivalents	937	14,096	634	1,003	1,048	472
Total Current Assets	3,000	45,121	4,212	4,988	3,289	1,784

TOTAL ASSETS	11,038	166,001	14,893	15,784	12,411	10,325

	As of fiscal year ended June 30,
	2016(1)	2016	2015	2014	2013	2012
	(in millions of US$)	(in millions of Ps.)
SHAREHOLDERS’ EQUITY

Capital and Reserves Attributable to Equity Holders of the Parent
Share capital	33	495	495	491	497	497
Treasury shares	-	7	7	11	5	5
Inflation adjustment of share capital	4	65	64	64	65	165
Inflation adjustment of treasury shares	-	-	-	1	1	1
Share premium	44	659	659	773	773	773
Additional paid-in capital from treasury shares	1	16	13	-	-	-
Cost of treasury shares	-	-	(32)	(55)	-	-
Share warrants	-	-	-	106	106	106
Cumulative translation adjustment	-	-	-	-	-	-
Equity-settled compensation	-	-	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-
Other reserve	72	1,086	548	688	(12)	(87)
Legal reserve	6	83	-	82	47	43
Reserve for new developments	-	-	-	17	337	389
Special reserve	-	-	-	634	696	-
Reserve for the repurchase of securities	-	-	32	200	-	-
(Accumalated deficit) / Retained Earnings	(90)	(1,390)	(806)	(1,066)	(27)	667
Equity Attributable to equity holders of the parent	70	1,021	980	1,946	2,488	2,559
Non-controlling interest	945	14,211	2,539	2,489	2,231	2,133
TOTAL SHAREHOLDERS’ EQUITY	1,015	15,232	3,519	4,435	4,719	4,692

LIABILITIES
Non-current liabilities
Trade and other payables	102	1,528	264	217	228	169
Borrowings	6,237	93,808	5,833	5,315	4,190	2,770
Deferred income tax liabilities	509	7,662	151	470	530	630
Derivative financial instruments	8	121	270	321	3	23
Payroll and social security liabilities	1	21	5	5	4	1
Provisions	89	1,341	387	221	72	22
Employee benefits	46	689	-	-	-	-
Total non-current liabilities	6,992	105,170	6,910	6,549	5,027	3,615
Current Liabilities
Trade and other payables	1,226	18,443	1,307	1,004	900	587
Income tax liabilities	41	624	142	73	92	118
Payroll and social security liabilities	123	1,856	230	203	121	104
Borrowings	1,562	23,488	2,467	2,639	1,527	1,187
Derivative financial instruments	10	147	263	53	9	18
Provisions	69	1,041	55	21	16	4
Liabilities directly associated with assets classified as held for sale	-	-	-	807	-	-
Total current liabilities	3,031	45,599	4,464	4,800	2,665	2,018
TOTAL LIABILITIES	10,023	150,769	11,374	11,349	7,692	5,633

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	11,038	166,001	14,893	15,784	12,411	10,325

	IFRS As of fiscal year ended June 30,
	2016(1)	2016	2015	2014	2013	2012
Other Financial Data	(in US$, except for percentages, ratios and number of shares)	(in Ps, except for percentages, ratios, number of shares, per share and per ADS data)

Basic net income per share (2)	(0.00)	(2.83)	0.23	(2.15)	(0.05)	(0.04)
Diluted net income per share (3)	(0.00)	(2.83)	0.21	(2.15)	(0.05)	(0.04)
Basic net income per ADS (2)(4)	(0.00)	(28.30)	2.30	(21.50)	(0.54)	(0.43)
Diluted net income per ADS (3)(4)	(0.00)	(28.30)	2.10	(21.50)	(0.54)	(0.43)
Capital stock	33	502	502	502	502	502
Number of common shares	501,642,804	501,642,804	501,642,804	501,562,730	501,562,730	501,562,534
Weighted – average number of common shares outstanding	494,991,778	494,991,778	492,020,463	496,132,488	496,561,931	496,561,780
Diluted weighted – average number of common shares (5)	554,375,631	554,375,631	554,375,631	558,487,656	558,917,099	558,916,948
Dividends paid (6)	-	-	-	-	120	120

Dividends per share	-	-	-	-	-	-
Dividends per ADS (4)	-	-	-	-	-	-
Depreciation and amortization	184	2,769	259	297	280	233
Capital expenditure	163	2,458	488	436	1,048	243
Working capital	(32)	(478)	(252)	188	624	(234)
Gross margin (7)	0.30	0.30	0.31	0.32	0.30	0.31
Operating margin (8)	0.10	0.10	0.40	0.21	0.25	0.18
Net margin (9)	(0.05)	(0.05)	0.03	(0.24)	0.03	0.02
Ratio of current assets to current liabilities (10)	0.99	0.99	0.94	1.04	1.23	0.88
Ratio of shareholders’ equity to total liabilities (11)	0.10	0.10	0.31	0.39	0.61	0.83
Ratio of non current assets to total assets (12)	0.73	0.73	0.73	0.68	0.73	0.83
Ratio of “Return on Equity” – ROE (13)	(0.19)	(0.19)	0.17	(0.31)	0.03	0.01

(1)
Solely for the convenience of the reader, we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de La Nación Argentina for June 30, 2016 which was Ps.15.04 = US$1.00. We make no representation that the Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

(2)	Basic net income per share is computed by dividing the net income available to common shareholders for the period by the weighted average common shares outstanding during the period.
(3)
Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common shares assuming the total conversion of outstanding notes and exercise of outstanding options. Due to the loss for the years 2016, 2015, 2014, 2013 and 2012, there is no diluted effect on this result.

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

LOCAL EXCHANGE MARKET AND EXCHANGE RATES

During 2001 and 2015, Argentine government had established a series of exchange control measures that restricted the free disposition of funds and the transfer of funds abroad. In 2011, the Argentine government had significantly curtailed access to foreign exchange by individuals and private sector entities, making it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina.

With the change of government, and political color, in December 2015, one of the first measures taken by the Argentine government was to lift the principal restrictions that limited access to individuals to foreign exchange market. In this connection, Communication “A” 5850 of the Central Bank admitted again the possibility for individuals to have access to the local market, however, up to a certain amount of money. As local economy became stable in Argentina, and local markets reopened to foreign commerce, the Central Bank issued on August 2016 Communication “A” 6037 that lifted all remaining limitations. Nowadays, all individuals have unrestrictive access to the local exchange market, according to the conditions and procedures that are explained in this document.

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended June 30, 2012	4.5070	4.1250	4.3016	4.5070
Fiscal year ended June 30, 2013	5.3680	4.5650	4.9339	5.3680
Fiscal year ended June 30, 2014	8.0830	5.4850	6.9333	8.0830
Fiscal year ended June 30, 2015	9.0380	8.1630	8.5748	9.0380
Fiscal year ended June 30, 2016	15.7500	9.1400	12.2769	14.9900
April 2016	14.7400	14.0000	14.3367	14.2000
May 2016	14.1900	13.8700	14.0720	13.9410
June 2016	15.2500	13.6950	14.1343	14.9900
July 2016	15.1000	14.510	14.8410	14.9600
August 2016	15.0500	14.6100	14.7899	14.8800
September 2016	15.3400	14.8500	15.0666	15.2600
October 2016 (through October 13, 2016)	15.1600	15.0200	15.1153	15.0820

Source: Central Bank
(1)
Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina “foreign currency exchange rate”, against Pesos.
(2)
The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)
The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)
Average exchange rates at the end of the month.

Although exchange control regulations were lifted on August 2016, certain regulations regarding the registration, disbursement, payment of principal and interest and prepayments, among other exchange control measures related to foreign indebtedness, remain in place, and we cannot give you any assurance that additional exchange control regulations will not be adopted in the future. See “Risk Factors— Risks Relating to Argentina—Exchange controls and restrictions on transfers abroad and capital inflow restrictions have been limited in the past and may limit the availability of international credit.”

Exchange controls regulations currently in effect in Argentina include those described below.

Registration Requirements

A debtor must inform the Central Bank of any foreign indebtedness (financial and commercial) it incurs and must register and validate such indebtedness in accordance with Communication “A” 3602. Compliance with such information with the Central Bank is required in order to enable such debtor to purchase foreign currency in the Argentine foreign exchange market for the purpose of servicing such foreign indebtedness, among others.

In addition, all new foreign indebtedness of Argentine residents, as well as any refinancing of existing foreign debt, must provide that principal repayments thereunder are subject to a 120-day waiting period in which principal cannot be paid.

Disbursements

Pursuant to Communication “A” 5850, Argentine residents are no longer obliged to settle proceeds received from foreign indebtedness through the local exchange market.

According to Communication “A” 6037, Argentine residents will have access to the local exchange money also  at the time of repayment of principal and interests.

Principal and Interest Payments

Foreign currency necessary to pay principal and interest on foreign indebtedness, according to Communication “A” 5850 and Communication “A” 6037 can be purchased in the local exchange market.

Corporate Profits and Dividends

Pursuant to foreign exchange regulations, Argentine companies may freely access the MULC for remittances abroad to pay earnings and dividends in-so-far as they arise from closed and fully audited balance sheets and have satisfied applicable certification requirements.

Restrictions on Foreign Indebtedness

In June 2005, the Argentine government imposed certain additional restrictions on inflows and outflows of foreign currency to the Argentine foreign exchange market through Decree No. 616/2005 as amended and supplemented by Resolution 3/2015, such as:

Minimum Term of Indebtedness

Financial indebtedness incurred by Argentine residents with foreign creditors (including refinancing of existing indebtedness) must be agreed upon and cancelled within terms of no less than 120 calendar days (waiting period), whatever the form of repayment thereof. Additionally, no prepayment of such indebtedness may be made prior to the expiration of such term, irrespective of the payment method and whether or not termination entails the execution of a foreign exchange trade in the local market.

Local Bank Account

The results of inflows in the local exchange market required to be credited in an account opened by a local financial entity, which can be denominated in either local or foreign currency.

No Restrictions on Residents on the Purchase of Foreign Currency

Other Exchange Control Measures

Subject to certain conditions, Central Bank regulations allow the purchase of foreign currency in the Argentine foreign exchange market for purposes of making payments on account of financial derivatives.

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of New Israeli Shekels (NIS).

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended June 30, 2014	3.6213	3.4320	3.5075	3.4320
Fiscal year ended June 30, 2015	3.9831	3.4260	3.8064	3.7747
Fiscal year ended June 30, 2016	3.9604	3.7364	3.8599	3.8596
Month ended April 30, 2016	3.8139	3.7364	3.7722	3.7364
Month ended May 31, 2016	3.8869	3.7511	3.8156	3.8526
Month ended June 30, 2016	3.8905	3.8141	3.8558	3.8596
Month ended July 31, 2016	3.8875	3.8131	3.8570	3.8131
Month ended August 31, 2016	3.8362	3.7592	3.7946	3.7768
Month ended September 30, 2016	3.7853	3.7464	3.7642	3.7464
October 2016 (through October 13, 2016)	3.8155	3.7464	3.7901	3.8042

Source: Bloomberg

(1)
Average between the offer exchange rate and the bid exchange rate of the New Israeli Shekel against the U.S. dollar.
(2)
The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)
The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)
Average exchange rates at the end of the month.

 B. CAPITALIZATION AND INDEBTEDNESS

This section is not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

This section is not applicable.

D. RISK FACTORS

You should carefully consider the risks described below, in addition to the other information contained in this annual report, before making an investment decision. We also may face additional risks and uncertainties not currently known to us, or which as of the date of this annual report we might not consider significant, which may adversely affect our business. In general, you take more risk when you invest in securities of issuers in emerging markets such as Argentina than when you invest in securities of issuers in the United States, and certain other markets. You should understand that an investment in our common shares and American Depositary Shares (“ADSs”) involves a high degree of risk, including the possibility of loss of your entire investment.

Operations Center in Argentina

Risks Relating to Argentina

 We depend on macroeconomic and political conditions in Argentina.

We are exposed to economic conditions in Argentina, considering that as of the date of this annual report, substantially all of our assets were located in Argentina and all of our activities are conducted in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation, and may experience further volatility in the future.

The ongoing economic slowdown suggests uncertainty as to whether the economic growth experienced in the past decade is sustainable. This is mainly because economic growth was initially dependent on a significant devaluation of the Peso, excess production capacity resulting from a long period of deep recession and high commodity prices. Furthermore, the economy has suffered from a sustained erosion of direct investment and capital investment. After the 2001 economic crisis, Argentina recovered with significant increases in gross domestic product (“GDP”) at an average of 8.5% on an annual basis between 2003 and 2008. As a result of the 2008 global financial crisis, Argentina GDP’s growth rate decreased to 0.9% in 2009, though growth rebounded to 9.2% in 2010 and 8.9% in 2011. During 2012, the Argentine economy experienced a slowdown, with GDP increasing at a rate of 1.9%. In March 2014, the Argentine government announced a new method of calculating GDP as requested by the International Monetary Fund (“IMF”) (using 2004 as the base year instead of 1993, which was the base reference year used in the prior method of GDP calculation). Following changes in the methodology used in calculating GDP, the National Institute of Statistics (Instituto Nacional de Estadisticas y Censos or “INDEC” as per its acronym in Spanish) reported that Argentina’s GDP’s growth rate for 2013 was 3%, 0.5% for 2014, this decrease was principally due to the deceleration of the global economy and prevailing macroeconomic conditions in Argentina during 2014, and 2.3% for 2015. As of July 31, 2016, the Monthly Economic Activity Estimator (Estimador Mensual de Actividad Económica, or the “EMAE”) decreased 5.9%, relative to the same period in the prior year, according to data published by the INDEC. Argentina’s relative stability since 2002 has been affected by increased social and political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. In early December 2015 Mr. Mauricio Macri, was elected in Argentina. The President is expected, that hindered economic worth to continue promoting legal measures to reverse some of the previous presidential administrations, especially economic policies and exchange control regulations. However, until any changes in laws and regulations are enacted, we are uncertain how any such changes may affect our business and results of operations. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC began to calculate the CPI, based on the monthly average of a weighted basket of consumer goods and services to reflect the pattern of consumption of Argentine households. At the time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, the IMF requested a number of times that INDEC clarify its methodology for measuring inflation rates.

On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare a new national CPI data with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started collaborating with the INDEC in order to create such an index. Notwithstanding such efforts, reports published by the IMF stated that its staff also used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those published by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of data used by the INDEC. At a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 had been insufficient. As a result, the IMF has issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In order to address the quality of official data, a new consumer price index denominated Urban National Consumer’s Price Index (Indice de Precios al Consumidor Nacional urbano, or the “IPCNu”), was enacted on February 13, 2014. For the year ended December 31, 2014, the IPCNu was 23.9%. The IPCNu represents the first national indicator in Argentina to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires area, the IPCNu is calculated by measuring prices of goods across the entire urban population of the 23 provinces of Argentina and the City of Buenos Aires. In addition, in February 2014, the INDEC released a new GDP index for 2013, equal to 3.0%, which differs from the GDP index originally released by the INDEC for the same period which was 5.5%. On December 15, 2014, the IMF recognized the progress of Argentine authorities to remedy the inaccurate provision of data, but has delayed the definitive evaluation of the new index. If the IMF finds that the methodology of INDEC for calculating a new measure of CPI or GDP is inaccurate, or concludes that its methodology should be adjusted, that could result in financial and economic consequences for Argentina, including a lack of access to financing from IMF. If the IMF adopts any measures that are adverse to Argentina, the Argentine economy could suffer adverse effects, either by limiting access to international financial markets or increasing the financing cost associated therewith, which in turn would adversely affect our financial condition and results of operations.

On January 8, 2016, as a result of the INDEC’s historical inability to produce reliable statistical data, the Macri administration issued an emergency decree and ceased publication of national statistics. The INDEC suspended all publications of statistical data until the technical reorganization process was completed and the administrative structure of the INDEC was recomposed.

After this process of reorganization and recovery, the INDEC began to gradually publish official data. In this regard, on June 15, 2016, July 13, 2016, August 12, 2016, September 13, 2016 and October 13, 2016 the INDEC published inflation data of the months of in May, June, July, August and September reflecting a monthly increase of 4.2%, 3.1%, 2.0%, 0.2% and 1.1%, respectively; however, at the date hereof, the CPI for the first four months of 2016 has not been published.

In addition, on June 29, 2016, the INDEC recalculated historical GDP data dating back to 2014, and GDP was estimated at 2.3% in 2013, a contraction of 2.6% in 2014, an increase to 2.4% in 2015 and an increase to 0.5% the first six month of 2016. Uncertainty still remains regarding the reliability related to the inaccuracy of the economic indicators remains a factor that negatively affects the economy of Argentina and our business. However, on October 5, 2016, concluded the first IMF audit over the Argentine’s public accounts, saying that the new government has achieved an important progress. As of the date of this annual report, the Argentine government was waiting for the final report of the IMF, which will possibly include the lifting of the censure against Argentina.

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

Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.

Inflation has, in the past, materially undermined the Argentine economy and the government’s ability to foster conditions that would permit stable growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors.  According to data published by the INDEC, the rate of inflation reached 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 23.9% in 2014, 11.9% in the ten-month period ended October, 31 2015. In response, the prior Argentine administration implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of key products and services, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets.

In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and the inflation rate was 6.5%, 4.2%, 2.7%, 3.0% and 3.4% in December 2015 and January, February, March and April 2016, respectively. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 26.9% in 2015 and the inflation rate was 3.9%, 4.1%, 4.0%, 3.3% and 6.5% in December 2015 and January, February, March and April 2016, respectively. After implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of these reforms, in June 2016 the INDEC resumed its CPI publications. According to the INDEC, Argentina’s rate of inflation rate was 4.2%, 3.1%, 2.0%, 0.2% and 1.1% in May, June, July, August and September 2016, respectively.

A high inflation environment would undermine Argentina’s foreign competitiveness by diluting the effects of a peso devaluation, negatively impact the level of economic activity and employment and undermine confidence in Argentina’s banking system, which could further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt is adjusted by the Stabilization Coefficient (“Coeficiente de Estabilización de Referencia”, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. A high level of uncertainty and a general lack of stability in terms of inflation could also lead to shortened contractual terms and affect the ability to plan and make decisions.

Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation may have. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our results of operations could be materially affected.

Foreign shareholders of companies operating in Argentina have initiated investment arbitration proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes (the “ICSID”) against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time.

As of the date of this annual report, there are four final awards issued by ICSID tribunals against Argentina for an aggregate total amount of US$470.66 million and Argentina is seeking the annulment of four additional awards for an aggregate total amount of US$831.73 million. There are six ongoing cases against Argentina before ICSID with claims totaling US$2.15 billion (including two cases with claims for amounts that are currently undetermined), and in three of these cases (with aggregate claims for US$2.08 billion) the ICSID tribunal has already ruled that it has jurisdiction. There are eight additional cases with claims totaling US$6.17 billion in which the parties agreed to suspend the proceedings pending settlement discussions (including the proceedings initiated by Task Force Argentina, an Italian bondholder association known as “TFA”). A successful completion of these negotiations could lead additional ICSID claimants to withdraw their claims, although Argentina can offer no assurance to this effect.

It is not certain that Argentina will prevail in having any or all of those cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled.

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and under the rules of the International Chamber of Commerce (“ICC”). As of the date of this annual report, there are three final awards against Argentina for an aggregate total amount of US$246.27 million and Argentina is seeking the annulment of an additional award for US$96,509 million. There are three ongoing cases against Argentina before UNCITRAL and ICC tribunals with claims totaling US$625.08 million, including one case with a US$507.80 million claim in which the tribunal has already ruled that it has jurisdiction. There is one additional case with a claim of US$168.69 million in which the parties agreed to suspend the proceedings pending settlement discussions.

We cannot give any assurance that Argentina will prevail in having any or all of those cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled.

Ongoing claims before the ICSID tribunal and other arbitral tribunals could lead to new awards against Argentina, which could have a material adverse effect on our capacity to access to international credit.

Significant fluctuation in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

Since the strengthening of exchange controls began in late 2011, and upon the introduction of measures that have limited access to foreign currency by private companies and individuals (such as requiring an authorization of tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets compared to the corresponding quotations in the local market, has increased significantly over the official exchange rate. These measures were lifted on December 16, 2015. However, any reenactment of these measures may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.

If the Peso continues to depreciate, all of the negative effects on the Argentine economy related to such devaluation could reappear, with adverse consequences on our business. Moreover, it would likely result in a material adverse effect in our business as a result of the exposure to financial commitments denominated in U.S. Dollar. While certain of our office space leases are denominated in U.S. dollars, we are only partially protected against depreciation of the Peso as payment is fixed in Pesos and there can be no assurance we will be able to maintain our U.S. Dollar-denominated leases.

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

In the past, the Argentine government has increased its direct intervention in the economy through the implementation or change of laws and regulations, such as, nationalizations or expropriations; restrictions on production, imports and exports; exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; or delays or denials of governmental approvals.

In November 2008, the Argentine government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones. More recently, beginning in April 2012, the Argentine government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012. In February 2014, the Argentine government and Repsol S.A. (the former principal shareholder of YPF S.A.) announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF S.A. shares. Such compensation totaled US$5 billion, payable by delivery of Argentine sovereign bonds with various maturities. In April 23, 2014, the agreement with Repsol was approved by the Argentine Congress and accordingly, in May 8, 2014, Repsol, S.A. received the relevant Argentine government bonds.

Additionally, on December 19, 2012, the Argentine government issued Decree No.2552/12, which, ordered the expropriation of the “Predio Rural de Palermo.” However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that momentarily blocked the enforceability of Decree N° 2,552/2012; notwithstanding the foregoing on June 1, 2015, the injunction was released. On June 2, 2015, this decision was appealed, and as a result the aforementioned injunction is still effective and the effects of the Decree No.2552/12 remain blocked as of the date hereof. The Argentine government filed a motion to revoke the injuction which was rejected by the Federal Civil and Commercial Chamber and as a consequence the Argentine government filed an extraordinary motion with the Supreme Court, which was rejected and therefore the injunction remains effective. as of the date of this annual report the Argentine government has answered the claim and requested the registration of the litis. The court granted the registration of the litis and ordered to notify the plaintiff of the answer of the claim filed by the Argentine Government however the notification has not been received by the plaintiff. The Decree No.2552/12 may indirectly affect IRSA’s investment in Entertainment Holding S.A. (“EHSA”).

Furthermore, on May 18, 2015, we were notified that the Agencia de Administración de Bienes del Estado (“AABE”), revoked the concession agreement granted to our subsidiary Arcos del Gourmet S.A, through Resolution No.170/2014. On June 2, 2015, we filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law have not been complied by the AABE. Furthermore, we filed an administrative appeal requesting the dismissal of the revocation of the agreement and a lawsuit seeking to declare the Resolution No. 170/2014 void. IRSA also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this annual report, the “Distrito Arcos” shopping center continues to operate normally.

There are other recent examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. The new regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the CNV to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days. Notwithstanding, the new government is working on an amendment to the Capital Markets Law, which will, among other things, take off the CNV the authorization to appoint observers mentioned before.

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

The Argentine presidential, congressional and certain municipal and state government elections that were held in October and November 2015 generated political uncertainty as to whether the new Argentine government, which took office on December 10, 2015, would implement changes in policy or regulation that could adversely affect the Argentine economy. As of the date of this annual report, the Argentine government has adopted a series of economic actions and foreign exchange regulations whose effects will be seen in the coming months. The President of Argentina and the Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, may affect our results of operations or financial condition. We can offer no assurances that the policies that may be implemented by the new Argentine government will not adversely affect our business, results of operations or financial condition.

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine government increased the minimum monthly salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014, to Ps.4,716 in January 2015, to Ps.5,588 in August 2015 and to Ps.6,060 from January 2016. Due to ongoing high levels of inflation, employers in both the public and private sectors continue to experience significant pressure from unions and their employees to increase salaries. During the first months of the year 2016, various unions have agreed with employers’ associations on salary increases between 30% and 35%.

In the future, the government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. As of the date of this annual report, the government and labor representatives were engaged in negotiations to set national guidelines for salary increases during 2016. Any such increase in wage or worker benefit could result in added costs and reduced results operations for Argentine companies, including us.

 Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control, such as a decrease in the demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value of real estate properties. We cannot assure you that property values will increase or that they will not be reduced. Most of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.

According to current Argentine practices the Argentine government may impose restrictions on the exchange of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Argentina in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect. With the administration of President Macri, many of the ongoing restrictions were lifted.

On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. The transfer of funds abroad by local companies to pay annual dividends only to foreign shareholders, based on approved and fully audited financial statements, does not require formal approval by the Central Bank.

Notwithstanding the above, for many years, and as a consequence of a decrease in availability of U.S. dollars in Argentina, the previous Argentine government imposed informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened thereafter through the date of this annual report. As a result of these informal restrictions, local residents and companies may be prevented from purchasing foreign currency through the foreign exchange market (“Mercado Único y Libre de Cambios” or “Exchange Market”) for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services.

Together with the new government administration, such restrictions and other foreign exchange control measures were lifted, towards opening Argentina’s foreign exchange market. In this sense, on December 17, 2015, Communication “A” 5850 of the Central Bank reestablished the possibility for non-Argentinean residents to repatriate their investment capital and, recently, Communication “A” 6037 of the Central Bank defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that impair residents and non-residents to have access to the FX market.

However, in the future, the Argentine government or the Central Bank may impose formal restrictions to the payment of dividends abroad and established additional requirements. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. Dollars.

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

In addition, on June 30, 2016, Executive Branch Decree No. 820/16 was published modifying the Executive Branch Decree No. 274/12. For the purpose of determining the ownership of the rural land, the Decree No. 820/16 defines how to compute the acquisition of rural land, when they occur as a result of transfers of share packages and how soon transfer; and solves how to estimate equivalence with respect to the core area, depending on the limits for each type of exploitation, municipality, department and province.

We cannot assure you that these or other measures, that may be adopted by the Argentine government in the future,  such as further restrictions or regulations, will not have a material adverse effect on our operations, if our access to the acquisition or holding of our actual or future properties is limited.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have been limited in the past and may limit the availability of international credit.

Until December 2015, many foreign exchange restrictions and controls imposed by the Argentine government had limited the ability of companies and individuals to access the Exchange Market. On December 16, 2015, the new authorities issued Communication “A” 5850 of the Central Bank, lifting most of the restrictions then in place. Among these measures, free access to the Exchange Market was granted for the purchase of foreign currency intended for general purposes, without the need for the Central Bank’s or AFIP’s previous consent, and the requirement to deposit 30% of certain capital inflows into Argentina was eliminated, subsequently extended by Communication “A” 5963 and 5964. Also, on August 8, 2016, the Central Bank issued Communication “A” 6037, in which the exchange regulations, including the obligation was removed substantially redefined to justify with documentation each change operation, the daily and monthly to operate caps were removed to internet banking and exchange freely chosen schedule to operate and Communication a “4805” limiting repealed was allowed conducting derivative transactions with foreign countries, risks denying coverage to many companies, especially small- and medium-seized enterprises.

Although these recent changes in the foreign exchange policies tend to allow free access by companies and individuals to the Exchange Market, certain limitations remain in effect including the following:

·
The proceeds of foreign currency sales in the Exchange Market exceeding the peso equivalent of US$2,500 per month must be credited in pesos in a checking or savings account with a local financial institution;

·
It is no longer necessary that the proceeds of external indebtedness be entered or settled in the local foreign exchange market;

·
Any external indebtedness incurred or renewed after December 17, 2015 must remain in Argentina for a period of at least 120 calendar days from the date the proceeds were transferred into Argentina; and

·
Capital inflows into the local foreign exchange market must be credited in an account opened with a local financial institution.

Notwithstanding the measures adopted by the Macri administration, which lifted certain exchange and capital controls, in the future the Argentine government could impose further exchange controls or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth. For more information, see “Local Exchange Market and Exchange Rates.”

The Argentine economy could be adversely affected by political and economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In 2015, there were declines in exports of 14% with Chile, 26% with MERCOSUR (Brazil) and 16% with NAFTA (the United States, Mexico and Canada), each as compared to 2014. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth. For example, the recent significant depreciation of the Brazilian and Chinese currencies and the current slowdown of their respective economies may negatively affect the Argentine economy. Moreover, the political and social instability in Brazil, which includes the recent removal of the President Dilma Rousseff from office following an impeachment vote in the Senate, may have an adversely impact on Argentine’s economy.

In addition, financial and securities markets in Argentina have been influenced by economic and market conditions in other markets worldwide. Such was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the peso and a drop in consumer and investor confidence. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. Moreover, Argentina may also be affected by other countries that have influence over world economic cycles.

The international economy is showing contradictory signals of global growth, leading to significant financial uncertainty. There is growing concern about the deceleration of growth in China in particular as well as the significant decline in global commodity prices, particularly oil and gas. In addition, emerging market economies have been affected by the recent change in the U.S. monetary policy, resulting in the unwinding of investments and increased volatility in the value of their currencies. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. There is also global uncertainty about the degree of economic recovery in the United States, with no substantial positive signals from other developed countries. Moreover, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, have had and may continue to have international implications affecting the stability of global financial markets, which has hindered economies worldwide.

The effects of the United Kingdom’s vote to exit from the European Union and its impact on economic conditions in Latin America and Argentina and, particularly, on our  business, financial condition, results of operations, prospects and trading of our notes are uncertain.

On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union.  As of the date of this annual report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain.  The results of the United Kingdom’s referendum have caused, and are anticipated to continue causing, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations.

A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on our business.

High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in governmental revenues from export taxes (withholdings). However, this reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices. In December 2015, the new Argentine administration announced a plan to gradually reduce the exports tax payable by soy growers from January 2018 to December 2019 and eliminated export taxes on wheat, corn, sorghum and sunflower, in an attempt to encourage exports.

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

As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, domestic demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and the implementation of price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular, Argentina has been importing natural gas in order to compensate for shortages in local production. In order to pay for natural gas imports, the Argentine government has frequently used the Central Bank reserves due to the absence of incoming currencies from investment. If the government is unable to pay for the natural gas imported in order to produce electricity, business and industries may be adversely affected.

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

As a first step of these measures, subsidies on energy tariffs were withdrawn from industries and high income consumers. Additionally, since 2011, a series of rate increases and the reduction of subsidies mainly among industries and high-income consumers were implemented. In February 2016, the Argentine government revised the tariff schedule for electricity and gas rates and eliminated the subsidies for these utilities, (except for tariffs for certain economically vulnerable sectors). As a result, energy costs are expected to increase by 500% or more. By correcting tariffs, modifying the regulatory framework and reducing the federal government’s role as an active market participant, the new administration aims to correct distortions in the energy sector and stimulate investment. In July 2016, a federal court in the city of La Plata suspended the increase in gas tariffs across the Province of Buenos Aires. In addition, on August 3, 2016, a federal court in San Martin suspended the increase in gas tariffs across the country until a public hearing to discuss the electricity tariffs increase is set. The case was brought before the Supreme Court of Argentina, and on August 18, 2016, the Supreme Court of Argentina upheld the suspension of gas tariffs increase to residential customers, arguing that a tariffs increase could not be established without public hearings. A public hearing on the increase was held on September 16, 2016 and as result, the increase in gas tariffs will be increased by approximately 203% in October 2016, with semi-annual increases until 2019. In relation to other services (water, transport and electricity), the government announced that other public meetings will be held in mid-October.

High public expenditure could result in long-lasting adverse consequences for the Argentine economy.

Over the last several years, the Argentine government has substantially increased public expenditures. In 2014, public sector expenditures increased by 43% year-over-year and the government reported a primary fiscal deficit of 0.9%. During recent years, the Argentine government has resorted to the Central Bank and to the Administración Nacional de la Seguridad Social (Federal Social Security Agency, or “ANSES”, as per its acronym in Spanish) to source part of its funding requirements. In 2015, this trend continued as the primary fiscal balance showed a deficit of 5.4% as of December 31, 2015.

Recently, the Argentine government has begun adjusting its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. Changes in these policies could materially and adversely impact consumer purchase capacity and economic activity and may lead to an increase in prices.

Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to increase at a rate higher than revenues as a result of subsidies to lower-income sectors, social security benefits, financial assistance to provinces with financial problems, increased spending on public works and subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies.

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

We may be adversely affected by the following factors, as well as the Brazilian federal government’s response to these factors:

·
economic and social instability;

·
increase in interest rates;

·
exchange controls and restrictions on remittances abroad;

·
restrictions and taxes on agricultural exports;

·
exchange rate fluctuations;

·
inflation;

·
volatility and liquidity in domestic capital and credit markets;

·
expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

·
allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the Lava Jato investigation;

·
government policies related to our sector;

·
fiscal or monetary policy and amendments to tax legislation; and

·
other political, diplomatic, social or economic developments in or affecting Brazil.

Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the imposition of a tax on foreign capital entering Brazil (IOF tax), changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports.We cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance.

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 3.9%, 1.8%, 2.7%, 0.1%, in 2011, 2012, 2013, 2014, respectively, and decrease 3.8% in 2015, and 4.6% in the first six months of 2016. In addition, inflation, unemployment and interest rates have increased more recently. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil.

In addition to the recent economic crisis, protests, strikes and corruption scandals, including the “Lava Jato” investigation, has led to a fall in confidence and a political crisis. As a result of the Lava Jato, a number of senior politicians, including congressmen, and executive officers of some of the major state-owned companies in Brazil have resigned or been arrested while others are being investigated for allegations of unethical and illegal conduct. The matters that have come, and may continue to come, to light as a result of, or in connection with, the Lava Jato operation and other similar operations have adversely affected, and we expect that they will continue to adversely affect, the Brazilian economy, markets and trading prices of securities issued by Brazilian issuers in the near future.

On August 31, 2016, the Senate approved the impeachment of Dilma Rousseff, and the Vice-President Michel Temer took office. On September 12, 2016, the former Speaker of the House of Representatives, Eduardo Cunha, had his mandate revoked the House and lost his political rights for eight years. The new President intends to implement some reforms, including in the labor laws and social security systems, and some other measures to achieve higher rates of economic growth and employment. We cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or Brasilagro’s business or results of its operations. In addition, we cannot predict whether the new government may become involved in corruption scandals or may face an increasing lack of support from Brazilian citizens, both of which may make it more difficult to implement new policies and increase the political and economic instability in Brazil. Such increase in instability or the new policies to be implemented by the new government (or the failure to implement them) may have an adverse effect in the Brazilian economy and in our financial performance.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central, or “COPOM”, as per its acronym in Portuguese), establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. Between 2004 and 2010, the official Brazilian interest rate varied from 19.75% to 8.75% per year. In response to an increase in inflation in 2010, the Brazilian government increased the official Brazilian interest rate, the SELIC rate, which was 10.75% per year on December 31, 2010. The SELIC rate has increased since then and, as of June 30, 2016, it was 14.15% per year. The inflation rates, as measured by the General Market Price Index (Índice Geral de Preços-Mercado or “IGP-M”, as per its acronym in Portuguese), and calculated by Fundação Getúlio Vargas, or “FGV”, were 7.8% in 2012, 5.5% in 2013, 3.67% in 2014 and 10,54% in 2015. Cumulative inflation in the first six months of 2016, calculated by the same index, was 5.91%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2016, certain of our loans were subject to interest rate fluctuations such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo or “TJLP”, as per its acronym in Portuguese), and the interbank deposit rate (Certificados de Depósitos Interbancários or “CDI”, as per its acronym in Portuguese). In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

The Brazilian Real is subject to depreciation and exchange rate volatility which could adversely affect Brasilagro’s and our financial condition and results of operations.

Brazil’s rate of inflation and the government’s actions to combat inflation have also affected the exchange rate between the Real and the U.S. Dollar. As a result of inflationary pressures, the Brazilian currency has been devalued periodically during the last four decades. Throughout this period, the Brazilian federal government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual exchange rate markets. During 2009 and 2010 the Real appreciated 24.9% and 4.6%, respectively, against the U.S. Dollar. As a contrast, during 2012 and 2013 the Real depreciated 13.3%, 9.6% and 15.5%, respectively, against the U.S. Dollar. In February, 2014, Brazilian Government started to devaluate its currency, causing the Real to suffer the steepest depreciation in over a decade in its attempt to increase exports. Between January 2016 and August  2016 the Real appreciated 19.8%%.There can be no assurance that the rate of exchange between the Real and the U.S. Dollar will not fluctuate significantly in the future. In the event of a devaluation of the Real, the financial condition and results of operations of our Brazilian subsidiary could be adversely affected. In addition, during September 2015, Standard & Poor’s downgraded Brazil’s credit rating to BB-plus and during October 2015, Fitch Ratings downgraded Brazil’s credit rating to BBB-, which triggers funds that target investment-grade countries to sell its holdings in Brazil. As of August 2016, the Bovespa has increased 71,25% in U.S. Dollars terms during the year.

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

According to the United States Department of Agriculture (“USDA”) estimates, Argentina’s crops output (wheat, corn and soybean) for the 2016/2017 season is expected to increse by 12.3%, reaching a production of 108 million tons, as compared to the previous cycle. The forecast shows mainly an increase in the planted area, with a focus on wheat and corn, which is additionally enhanced by a slightly better expected yield in comparison with the 2015/2016 campaign. The estimated production of soybean is supposed to reach 57 million tons, the wheat production 14.4 million tons and the corn production 36.5 million tons.

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

In December 2015, the government of Mauricio Macri announced the reduction of 35 to 30% of export duties on soybean and the removing of all of the export duties for the rest of the products. To the date, the Argentine government is analyzing the possibility of reducing again the tax for soybean exports.

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

Our cattle sales are diversified, notwithstanding the aforementioned, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales. During the fiscal year 2016, we sold our products to approximately 850 customers. Sales of agricultural products to our ten largest customers represented approximately 72% of our net sales for the fiscal year ended June 30, 2016. During fiscal year 2016, our biggest three customers were Bunge Argentina S. A., Cargill S.A.C.I. and Vicentin S.A.I.C. which represented, in the aggregate, approximately 31% of our net sales in agricultural products, while the remaining seven customers in the aggregate represented approximately 41% of our net sales in the fiscal year 2016.

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

As of June 30, 2016, Mr. Eduardo S. Elsztain, is the beneficial owner of 30.88% (on a fully diluted basis) of our common shares. As a result of his significant influence over us, Mr. Elsztain, by virtue of his position in IFISA, has been able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and our payment of dividends by us.

The interests of our principal shareholder and management may differ from, and could conflict with, those of our other shareholders. Pursuant to a consulting agreement we pay a management fee equal to 10% of our annual net income to Consultores Asset Management S.A., formerly known as Dolphin Fund Management S.A. (“Consultores Asset Management”), a company whose capital stock is 85% owned by Mr. Eduardo S. Elsztain and the remaining by Saúl Zang, our vice-chairman. This performance based fee could be viewed as an incentive for Consultores Asset Management to favor riskier or more speculative investments than would otherwise be the case. In addition, as of June 30, 2016 Mr. Elsztain was the beneficial owner, due to his indirect shareholding through us of 63.38% of IRSA (without considering treasury shares), an Argentine company that currently owns approximately 94.61% of the common shares of its subsidiary IRSA Commercial Properties whose chief executive officer is Mr. Alejandro G. Elsztain, Mr. Eduardo S. Elsztain’s brother. We cannot assure you that our principal shareholders will not cause us to forego business opportunities that their affiliates may pursue or to pursue other opportunities that may not be in our interest, all of which may adversely affect our business, results of operations and financial condition and the value of our common shares and the ADSs.

We could be materially and adversely affected by our investment in Brasilagro.

We consolidated our financial statements with our subsidiary Brasilagro. Brasilagro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. Brasilagro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). Brasilagro is a startup company that has been operating since 2006. As a result, it has a developing business strategy and limited track record. Brasilagro’s business strategy may not be successful, and if not successful, Brasilagro may be unable to successfully modify its strategy. Brasilagro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in Brasilagro, this would likely materially and adversely affect our business. As of June 30, 2016, we owned 39.76% of the outstanding common shares of Brasilagro.

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

As of June 30, 2016, we owned land reserves extending over more than 365,306 hectares that were purchased at very attractive prices. In addition, we have a concession over 107,984 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

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

In recent years we made a significant investment in the capital stock of IRSA. As of June 30, 2016, we owned approximately 63.38% of IRSA’s outstanding shares. Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The U.S. capital markets have historically been an important source of funding for us, and our ability to obtain financing in the future may be adversely affected by a lack of access to the U.S. markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

·
market volatility, higher than those typically associated with U.S. government and corporate securities; and

·
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

IRSA’s shopping centers are subject to various factors that affect their development, administration and profitability, including:

·
decline in its lease prices or increases in levels of default by IRSA’s tenants due to economic conditions, increases in interest rates and other factors that IRSA cannot control;

·
the accessibility and the attractiveness of the area where the shopping center is located;

·
the intrinsic attractiveness of the shopping center;

·
the flow of people and the level of sales of each shopping center rental unit;

·
increasing competition from internet sales;

·
the amount of rent collected from each shopping center rental unit;

·
changes in consumer demand and availability of consumer credit (considering the limits impose by the Central Bank to interest rates charged by financial institutions), both of which are highly sensitive to general macroeconomic conditions; and

·
fluctuations in occupancy levels in IRSA’s shopping centers.

An increase in IRSA’s operating costs, caused by inflation or by other factors, could have a material adverse effect on IRSA if its tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and by prevailing economic conditions that affect potential customers. All of IRSA’s shopping centers and commercial properties, under Operations Center in Argentina, are located in Argentina, and, as a consequence, their business could be seriously affected by a recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave IRSA’s shopping centers. Persistently poor economic conditions in Argentina will likely have a material adverse effect on the revenues from shopping center activity and thus on IRSA’s business.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

For the fiscal year ended June 30, 2016, 78% of IRSA’s sales from leases and services, for the Operations Center in Argentina, were derived from shopping centers located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of IRSA’s office buildings are located in the City of Buenos Aires and a substantial portion of IRSA’s revenues in Argentina are derived from such properties. Although IRSA owns properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires, IRSA expects to continue to depend to a large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on IRSA’s financial condition and results of operations by reducing our rental income may adversely affect its ability to meet their debt obligations.

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

Events or conditions beyond IRSA’s control that may adversely affect its operations or the value of its properties include:

·
downturns in the national, regional and local economic climate;

·
volatility and decline in discretionary spending;

·
competition from other shopping centers and office, and commercial buildings;

·
local real estate market conditions, such as oversupply or reduction in demand for retail, office, or other commercial space;

·
decreases in consumption levels;

·
changes in interest rates and availability of financing;

·
the exercise by our tenants of their legal right to early termination of their leases;

·
vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

·
increased operating costs, including insurance expense, salary increases, utilities, real estate taxes, state and local taxes and heightened security costs;

·
civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

·
significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs;

·
declines in the financial condition of our tenants and our ability to collect rents from our tenants;

·
changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

·
changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation, confiscation or revocation of concessions; and

·
judicial interpretation of the New Civil and Commercial Code (in force from August 1, 2015), which may be adverse to our interests.

If any one or more of the foregoing conditions were to affect IRSA’s business, it could have a material adverse effect on our financial condition and results of operations.

An adverse economic environment for real estate companies such as a credit crisis may adversely impact our results of operations and business prospects significantly.

The success of IRSA’s business and profitability of its operations depend on continued investment in the real estate sector and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of credit for acquisitions may tend to constrain our growth. As part of our business goals, IRSA intends to increase its properties portfolio though strategic acquisitions of core properties at advantageous prices, where IRSA believes it can bring the necessary expertise to enhance property values.

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

IRSA has in the past acquired, and intends to acquire in the future, properties, including large properties that would increase its size and potentially alter its capital structure. Although, IRSA believes that the acquisitions that it has completed in the past and that it expect to undertake in the future have, and will, enhance its future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

·
IRSA may not be able to obtain financing for acquisitions on favorable terms;

·
acquired properties may fail to perform as expected;

·
the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates; and

·
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

·
IRSA’s estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

·
properties IRSA acquires may fail to achieve, within the time frames it projects, the occupancy or rental rates it expects to achieve at the time it makes the decision to acquire, which may result in the properties’ failure to achieve the returns that IRSA projected;

·
IRSA pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase the total acquisition costs; and

·
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

Properties that IRSA acquires may be subject to unknown liabilities and IRSA would have no recourse, or only limited recourse, to the former owners of the properties. Thus, if a liability were asserted against it based upon ownership of an acquired property, IRSA might be required to pay significant sums to settle it, which could adversely affect its financial results and cash flow. Unknown liabilities relating to acquired properties could include:

·
liabilities for clean-up of undisclosed environmental contamination;

·
law reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and

·
liabilities incurred in the ordinary course of business.

IRSA’s dependence on rental income may adversely affect its ability to meet its debt obligations.

A substantial part of IRSA's income is derived from rental income from real property. As a result, IRSA's performance depends on its ability to collect rent from its tenants. IRSA's income and funds for distribution would be negatively affected is a significant number of its tenants:

·
delay lease commencements;

·
decline to extend or renew leases upon expiration;

·
fail to make rental payments when due; or

·
close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of rental income attributable to the terminated leases. In addition, IRSA cannot adssure you that any whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms or at all. The loss of rental revenues froma number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt and other financial obligations.

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

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus (the “Swine Flu”) and the current Zika virus, have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect our results of operations.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. Similarly, the current zika virus pandemic may result in similar courses and outcomes. We cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

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

Argentine laws governing leases impose certain restrictions, including the following:

·
a prohibition on including automatic price adjustment clauses based on inflation increases in lease agreements; and

·
the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

As a result of the foregoing, IRSA is exposed to the risk of increases of inflation under our leases, and the exercise of rescission rights by our tenants could materially and adversely affect its business. IRSA cannot assure you that its tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

In addition, on October 1, 2014, the Argentine Congress adopted a new Civil and Commercial Code (the “Civil and Commercial Code”) which became effective on June 30, 2015, and is in force since August 1, 2015, and requires that lease agreements provide for a minimum term of two years, and a maximum term of twenty years for residential leases and of fifty years for other leases. Furthermore, the Civil and Commercial Code modifies the regime applicable to contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework currently in force, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; although the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion. Although certain judicial decisions have held that this regulation regarding foreign currency can be set aside by the parties to an agreement, it is still too early to determine whether or not this legal provision can be set aside in an agreement as a general rule. Moreover, and regarding the new provisions for leases, there are no judicial decisions on the scope of this amendment and, in particular, in connection with the ability of the parties to any contract to set aside the new provision and enforce such agreements before an Argentine court.

IRSA may be liable for some defects in its buildings.

According to the Argentine Civil Code as previously in effect, the builder of a real estate development was liable in case of property damage – meaning the damages compromises the structure and/or the defects render the building no longer useful – for a period of 10 years since the possession of the property; on the other hand, the builder was liable for latent defects, even when those defects did not imply significant property damage. In addition, the Argentine Civil Code as previously in effect, provided that such liability was extended to the technical project manager and the designer of any given project. Furthermore, in certain cases, such as when consumer law was involved, the liability could be extended to the developer. The Civil and Commercial Code, which became effective on August 1, 2015, has similar provisions and expressly extends the liability for such damage to real estate developers (i.e., any person who sells real estate built by either themselves or by a third party contractor), and any other person involved in the project, in addition to the liability of the builder, the technical project manager and the designer of the project. According to the Civil and Commercial Code, the warranty period for latent defects expires after three years after the client takes possession of the real estate, and both the builder and the seller are liable for such defects.

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

Historically, IRSA has sought to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case, they would likely have a material and adverse effect on IRSA´s financial condition and results of operation.

IRSA is subject to risks inherent to the operation of office buildings that may affect its profitability.

Office buildings are subject to various factors that affect their development, administration and profitability, including:

·
a decrease in demand for office space;

·
a deterioration in the financial condition of our tenants may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

·
difficulties or delays renewing leases or re-leasing space;

·
decreases in rents as a result of oversupply, particularly of newer buildings;

·
competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants; and

·
maintenance, repair and renovation costs incurred to maintain the competitiveness of IRSA’s office buildings.

If IRSA is unable to adequately address these factors, any one of them could adversely impact our business, which would have an adverse effect on our financial condition and results of operations.

IRSA’s investment in property development and management activities may be less profitable than we anticipate.

IRSA is a company engaged in the development and management of shopping centers, office buildings and other rental properties, frequently through third-party contractors. Risks associated with IRSA’s development and management activities include the following, among others:

·
abandonment of development opportunities and renovation proposals;

·
construction costs of a project may exceed IRSA’s original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

·
occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on our investment;

·
pre-construction buyers may default on its purchase contracts or units in new buildings may remain unsold upon completion of construction;

·
the unavailability of favorable financing alternatives in the private and public debt markets;

·
aggregate sale prices of residential units may be insufficient to cover development costs;

·
construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs;

·
failure or delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

·
significant time lags between the commencement and completion of projects subjects IRSA to greater risks due to fluctuation in the general economy;

·
construction may not be completed on schedule because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods), resulting in increased debt service expense and construction costs;

·
general changes in IRSA’s tenants’ demand for rental properties; and

·
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

IRSA’s real estate activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors.

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

IRSA has focused on developing residential projects that cater to affluent individuals and has entered into property barter agreements pursuant to which IRSA contributes its undeveloped properties to ventures with developers who will deliver to its units at premium locations. At the time the developers return these properties to it, demand for premium residential units could be significantly lower. In such case, IRSA would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on its financial condition and results of operations.

IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due.

IRSA had, and expects to have, substantial liquidity and capital resource requirements to finance its business. As of June 30, 2016, IRSA’s consolidated financial debt amounted to Ps.112,932 million (Including IDBD’s debt outstanding as of that date plus accrued and unpaid interest on such indebtedness and deferred financing costs). IRSA cannot assure you that it will have sufficient cash flows and adequate financial capacity in the future. While, the commitments and other covenants applicable to IDBD’s debt obligations do not have apply IRSA since such it is not recourse to IRSA and it is not guaranteed by IRSA’s assets, these covenants and restrictions may impair or restrict IRSA’s ability to operate IDBD and implement its business strategy.

The fact that IRSA is highly leveraged may affect its ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last.

This would require IRSA to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Its leverage could also affect its competitiveness and limit its ability to changes in market conditions, changes in the real estate industry and economic downturns.

IRSA may not be able to generate sufficient cash flows from operations to satisfy its debt service requirements or to obtain future financing. If IRSA cannot satisfy its debt service requirements or if IRSA default on any financial or other covenants in its debt arrangements, the lenders and/or holders of its debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. IRSA’s ability to service debt obligations or to refinance them will depend upon its future financial and operating performance, which will, in part, be subject to factors beyond its control such as macroeconomic conditions and regulatory changes in Argentina. If it cannot obtain future financing, it may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect its ability to generate cash flows and repay its obligations as they become due.

The recurrence of a credit crisis could have a negative impact on its major customers, which in turn could materially adversely affect its results of operations and liquidity.

The global credit crisis that began in 2008 had a significant negative impact on businesses around the world. The impact of a crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

·
IRSA’s ability to form successful relationships with international and local operators to run our hotels;

·
changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the A H1N1 virus or a potential ebola outbreak, among others, or weather phenomena’s or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

·
affluence of tourists, which can be affected by a slowdown in global economy; and

·
taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

The shift of consumers to purchasing goods over the Internet, where barriers to entry are low, may negatively affect sales at IRSA’s shopping centers.

In recent years, internet retail sales have grown significantly in Argentina, even although the market share of such sales is still insignificant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. IRSA believes that its target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as IRSA´s shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

IRSA’s business is subject to extensive regulation and additional regulations may be imposed in the future.

IRSA’s activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection, antitrust and other requirements, all of which affect its ability to acquire land, buildings and shopping centers, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. IRSA is required to obtain licenses and authorizations with different governmental authorities in order to carry out IRSA´s projects. Maintaining IRSA´s licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, IRSA may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

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

In March 2012, through our subsidiary Real Estate Strategies, L.P. (“RES”), we acquired 3,000,000 Series C convertible preferred shares issued by Condor in an aggregate amount of US$ 30 million, a REIT focused in middle-class and long-stay hotels in 20 states in the United States of America.

During 2008 and 2009, the U.S. markets experienced extreme dislocations and a severe contraction in available liquidity globally as important segments of the credit markets were frozen. Global financial markets have been disrupted by, among other things, volatility in securities prices, rating downgrades and declining valuations. This disruption lead to a decline in business and consumer confidence and increased unemployment and precipitated an economic recession throughout the globe. As a consequence, owners and operators of commercial real estate, including hotels and resorts, and commercial real estate properties such as offices, experienced dramatic declines in property values. We are unable to predict if disruptions in the global financial markets will occur in the future and the impact that may have on IRSA’s business, financial condition and results of operations.

If the bankruptcy of Inversora Dársena Norte S.A. is extended to IRSA´s subsidiary Puerto Retiro, IRSA will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On April 18, 2000, Puerto Retiro S.A. (“Puerto Retiro”) was served notice of a filing made by the Argentine Government, through the Ministry of Defense, seeking to extend bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”) to the Company. Upon filing of the complaint, the bankruptcy court issued an order, restraining the ability of Puerto Retiro to dispose of, in any manner, the real property purchased in 1993 from Tandanor.

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

The evidentiary stage of the legal proceedings has concluded. The Company lodged an appeal from the injunction order, and such order was confirmed by the Court of Appeals on December 14, 2000. The parties filed the arguments in due time and proper manner. After the case was set for judgment, the judge ordered the suspension of the judicial order requesting the case records for issuance of a decision based on the alleged existence of pre-judgmental status in relation to the criminal case against former officials of the Ministry of Defense and the Company’s former executive officers, for which reason the case will not be adjudicated until a final judgment is entered in respect of the criminal case.

It has been made known to the commercial court that the expiration of the statute of limitations has been declared in the criminal action and the criminal defendants have been acquitted. However, this decision was reversed by the Criminal Court (Cámara de Casación Penal). An extraordinary appeal was filed and rejected, therefore an appeal was directly lodged with the Argentine Supreme Court for improper refusal to permit the appeal, and a decision is still pending.

The Management and external legal counsel to the Company believe that there are sufficient legal and technical arguments to consider that the petition for an extension of the bankruptcy will be dismissed by the court. However, in view of the particular features and progress of the case, this position cannot be held to be conclusive.

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

In July 2013, the answer to the civil action was filed, which contained a number of defenses. Tandanor requested the intervention of the Argentine Government as third party co-litigant in this case, which petition was granted by the Court. In March 2015, both the Argentine Government and the criminal complainant answered the asserted defenses. On July 12, 2016, Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal N° 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal with regard to the rejection of these two objections. But, on the other hand, the other two objections will be considered at sentencing by the court, which is an important step in order to obtain a favorable decision. As of the date hereof, no resolution has been issued in such regard. We can not assure you we will be successful in getting this case dismissed.

Property ownership through joint ventures or minority participation may limit IRSA´s ability to act exclusively in its interest.

In some cases, IRSA develops and acquires properties through joint ventures with other persons or entities when IRSA believes circumstances warrant the use of such structures. For example, IRSA currently owns 80% of Panamerican Mall S.A. (“PAMSA”), while another 20% is owned by Centro Comercial Panamericano S.A., and 50% of Quality Invest S.A. (“Quality Invest”).

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

Dividends paid by IRSA’s subsidiaries are an important source of funds for IRSA as are other permitted payments from subsidiaries. The debt agreements of its subsidiaries contain covenants restricting their ability to pay dividends or make other distributions. If IRSA’s subsidiaries are unable to make payments to it, or are able to pay only limited amounts, IRSA may be unable to make payments on its indebtedness.

IRSA is dependent on its Board of Directors.

IRSA´s success, to a significant extent, depends on the continued employment of Mr. Eduardo S. Elsztain, and certain other members of its board of directors and senior management, who have significant expertise and knowledge of its business and industry. The loss or interruption of their services for any reason could have a material adverse effect on its business and results of operations. IRSA´s future success also depends in part upon its ability to attract and retain other highly qualified personnel. IRSA cannot assure you that they will be successful in hiring or retaining qualified personnel or that any of its personnel will remain employed by them.

IRSA may face potential conflicts of interest relating to its principal shareholders.

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, through us. As of June 30, 2016, such beneficial ownership consisted of: (i) 366,788,251 common shares held by us, and (ii) 900 common shares held directly by Mr. Elsztain.

See Item 7 – Major Shareholders and Related Party Transactions. Conflicts of interest between IRSA’s management, us and its affiliates may arise in the performance of IRSA’s business activities. As of June 30, 2016, Mr. Elsztain also beneficially owned (i) approximately 30.9% of ours’ common shares and (ii) approximately 94.6% of the common shares of our subsidiary IRSA Commercial Properties. IRSA cannot assure you that its’ principal shareholders and their affiliates will not limit or cause IRSA to forego business opportunities that its affiliates may pursue or that the pursuit of other opportunities will be in IRSA’s interest.

Due to the currency mismatches between assets and liabilities, IRSA may have currency exposure.

As of June 30, 2016, the majority of IRSA’s liabilities, From the Operation Center in Argentina, such as the Series II Notes are denominated in U.S. dollars while IRSA’s  revenues are mainly denominated in Pesos This currency gap exposes IRSA to a risk of volatility in the rate of exchange between the Peso and the U.S. dollar, and its financial results are adversely affected when the U.S. dollar appreciates against the Peso.  Any depreciation of the Peso against the U.S. dollar will correspondingly increase the nominal amount of its debt in Pesos, with further adversely effects on its results of operation and financial condition and may increase the collection risk of its leases and other receivables from its tenants, most of which generate Peso-denominated revenues. Because IRSA records the value of its investment properties in Argentina at acquisition cost plus capital expediture, less amortization, any depreciation or devaluation of the Peso will have an adverse effect on its financial statements.

IRSA’s Investment in Banco Hipotecario.

As of June 30, 2016, IRSA owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario S.A. (“Banco Hipotecario”), which represented 11% of IRSA’s consolidated assets from its operations center in Argentina as of such date.

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

Risks Relating to the Argentine Financial System and Banco Hipotecario

The short-term structure of the deposit base of the Argentine financial system, including Banco Hipotecario, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

Given the short-term structure of the deposit base of the Argentine financial system, credit lines are also predominantly short-term, with the exception of mortgages, which represent a low proportion of the existing credit base.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 48.9% of total assets in 2002 to 10.3% in 2015 and 9.2% for the period of six months ended as June 30, 2016. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenues and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term; as of June 30, 2016 such securities issued by the Central Bank represented approximately 23.6% of the total assets of the Argentine financial system. As of June 30, 2016, Banco Hipotecario’s total exposure to the public sector was Ps.7,517.5 million, which represented 20.3% of its assets as of that date, and the total exposure to securities issued by the Central Bank was Ps. 1,499.8 million, which represented 4.1% of its total assets as of June 30, 2016.

The Consumer Protection Law may limit some of the rights afforded to Banco Hipotecario.

Argentine Law No. 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Hipotecario’s customers. The Consumer Protection Law was amended by Law No. 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Recent Central Bank regulations, such as Communication “A” 5388, also protect consumers of financial services.

In addition, the Civil and Commercial Code has a chapter on consumer protection, stressing that the rules governing consumer relations should be applied and interpreted in accordance with the principle of consumer protection and that a consumer contract should be interpreted in the sense most favorable to it.

The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has increased general consumer protection levels. If Banco Hipotecario is found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of Banco Hipotecario’s rights, for example, with respect to its ability to collect payments due from services and financing provided by us, and adversely affect Banco Hipotecario’s financial results of operations. We cannot assure you that court and administrative rulings based on the newly-enacted regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to Banco Hipotecario’s debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations. This may prevent or hinder the collection of payments resulting from services rendered and financing granted by us, which may have an adverse effect on Banco Hipotecario’s business and results of operations.

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

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Central Bank and other regulatory authorities. The Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee, and members of its Supervisory Committee, in the event of any breach of the applicable regulation. Potential sanctions, for any breach on the applicable regulations may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on us and Banco Hipotecario’s Board of Directors for breaches of corporate governance established in the capital markets laws and CNV Rules. The Financial Information Unit (Unidad de Información Financiera or “UIF” as per its acronym in spanish) regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

We cannot assure you whether such regulatory authorities will commence proceedings against Banco Hipotecario, its shareholders or directors, or its Supervisory Committee, or penalize Banco Hipotecario. This notwithstanding, and in addition to “Know Your Customer” compliance, Banco Hipotecario has implemented other policies and procedures to comply with its duties under currently applicable rules and regulations.

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

Banco Hipotecario foresees increased competition in the banking sector. If the trend towards decreasing spreads is not offset by an increase in lending volumes, the ensuing losses could lead to mergers in the industry. These mergers could lead to the establishment of larger, stronger banks with more resources than us. Therefore, although the demand for financial products and services in the market continues to grow, competition may adversely affect Banco Hipotecario’s results of operations, resulting in shrinking spreads and commissions.

Future governmental measures may adversely affect the economy and the operations of financial institutions.

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. We cannot assure you that the laws and regulations currently governing the economy or the banking sector will remain unaltered in the future or that any such changes will not adversely affect Banco Hipotecario’ s business, financial condition or results of operations and Banco Hipotecario’ s ability to honor its debt obligations in foreign currency.

Several legislative bills to amend the Financial Institutions Law have been sent to the Argentine Congress. If the law currently in force were to be comprehensively modified, the financial system as a whole could be substantially and adversely affected. If any of these legislative bills were to be enacted or if the Financial Institutions Law were amended in any other way, the impact of the subsequent amendments to the regulations on the financial institutions in general, Banco Hipotecario’ s business, its financial condition and the results of operations is uncertain.

Law N° 26,739 was enacted to amend the Central Bank’s charter, the principal aspects of which are: (i) to broaden the scope of the Central Bank’s mission (by establishing that such institution shall be responsible for financial stability and economic development while pursuing social equity); (ii) to change the obligation to maintain an equivalent ratio between the monetary base and the amount of international reserves; (iii) to establish that the board of directors of the institution will be the authority responsible for determining the level of reserves required to guarantee normal operation of the foreign exchange market based on changes in external accounts; and (iv) to empower the monetary authority to regulate and provide guidance on credit through the financial system institutions, so as to “promote long-term production investment”.

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

We are not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank’s charter) will not result in significant costs to us, or will otherwise have an adverse effect on Banco Hipotecario’ s operations.

Risks Relating to Banco Hipotecario’s Business

The quality of Banco Hipotecario’s loan portfolio could be impaired if the Argentine private sector continues to be affected in the event of a decrease in the level of activity.

Banco Hipotecario’s loan portfolio is concentrated on recession-sensitive segments and it is to a large extent dependent upon local and international economic conditions. This in turn might affect the creditworthiness of Banco Hipotecario’s loan portfolio and its results of operations.

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

We cannot guarantee that interest rate spreads will remain stable unless increases in lending or additional cost-cutting occurs. A reversal of this trend, or a new regulation imposing maximum active benchmark rates, could adversely affect Banco Hipotecario’s profitability.

Banco Hipotecario’s obligations as trustee of the Programa de Crédito Argentino del Bicentenario para la Vivienda Única Familiar (“PROCREAR”) trust are limited.

Banco Hipotecario currently acts as trustee of the PROCREAR Trust, which aims to facilitate access to housing solutions by providing mortgage loans for construction and developing housing complexes across Argentina. Under the terms and conditions of the PROCREAR Trust, all the duties and obligations under the trust have to be settled with the trust estate. Notwithstanding, if the aforementioned is not met, Banco Hipotecario could have its reputation affected. In addition, if the Argentine government decides to terminate the PROCREAR Trust and/or terminate Banco Hipotecario’ s role as trustee of the PROCREAR Trust, this may adversely affect Banco Hipotecario’ s results of operations.

The Argentine Government might prevail at Banco Hipotecario’ s General Shareholders’ Meetings.

By virtue of Law N° 23,696 (the “Privatization Law”) there are no restrictions on the Argentine Government’s ability to dispose of its Class A shares and all those shares minus one could be sold to third parties through public offering. Banco Hipotecario’ s By-laws set forth that if at any time Class A shares were to represent less than 42% of Banco Hipotecario’ s shares with right to vote, Class D shares automatically lose their triple vote right, which could result in the principal shareholders losing control of Banco Hipotecario. Should any such situation materialize and should the Argentine Government retain a sufficient number of Class A shares, the Argentine Government could prevail in Shareholders’ Meetings (except for some decisions that call for qualified majorities) and could thus exert actual control on the decisions that must be submitted to consideration by the Shareholders’ Meeting.

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

Banco Hipotecario depends on the efficient and uninterrupted operation of internet-based data processing, communication and information exchange platforms and networks, including those systems related to the operation of Banco Hipotecario’s ATM network. Banco Hipotecario’s operations depend on its ability to manage its information technology systems and communications efficiently and without interruption. Banco Hipotecario’s communications, systems or transactions could be harmed or disrupted by fire, floods, power failures, defective telecommunications, computer viruses, electronic or physical theft and similar events or disruptions. In addition, Banco Hipotecario’s information technology systems and operations may suffer if its suppliers do not meet the delivery of products in a timely manner or decide to end the relationship with Banco Hipotecario.

Any of the foregoing events may cause disruptions in Banco Hipotecario’s information technology systems, delays and the loss of critical data, and could prevent Banco Hipotecario from operating at optimal levels. In addition, the contingency plans in place may not be sufficient to cover all those events and, therefore, this may mean that the applicable insurance coverage is limited or inadequate, preventing Banco Hipotecario from receiving full compensation for the losses sustained because of such a disruption. Also, Banco Hipotecario’s recovery of losses plan may not be enough to prevent damage resulting from all the cases and Banco Hipotecario’s insurance coverage could be inadequate to cover losses from interruptions. If any of these assumptions occur Banco Hipotecario’s reputation, business, results of operations and financial condition could be adversely affected.

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

Operations Center in Israel

Risks related to Israel

Conditions in Israel could adversely affect our subsidiary IDBD.

Our subsidiary IDB Development Corporation is incorporated and operates in Israel. Accordingly, political, economic and military conditions in Israel directly affect IDBD’s business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel, the Palestinian Authority and Israel’s Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In November 2012, for approximately one week, Israel experienced a similar armed conflict, resulting in hundreds of rockets being fired from the Gaza Strip and disrupting most day-to-day civilian activity in southern Israel. Due to these conflicts, political, economic and military conditions in Israel may directly affect IDBD and could result in physical damage to its related facilities or the interruption or curtailment of trade between Israel and its present trading partners. If IDBD’s assets are damaged as a result of hostile action or hostilities otherwise disrupt its ongoing operations, IDBD’s business could be materially adversely affected. We do not believe that the political and security situation has had any material impact on IDBD to date; however, we can give no assurance that security and political conditions will not have such effect in the future. Any armed conflict, political instability or continued violence in the region, or the interruption or curtailment of trade between Israel and its present trading partners may have a negative effect on the Israeli economy and IDBD and adversely affect the results of operations business, and financial condition, thereby negatively impacting its ability to generate revenue.

Israel’s economy may become unstable.

Over the years, the Israeli economy has been subject to periods of inflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the government of Israel has, from time to time, intervened in the economy employing fiscal and monetary policies. The Israeli government has periodically changed its policies in these areas. Reoccurrence of previous destabilizing factors could make it more difficult for IDBD to operate its business and could adversely affect its financial results.

In the years in which there is strong economic activity and positive growth in the Israeli economy, there is an increase in demand. Conversely, in times of financial crisis, demand decreases, which would adversely affect the results of IDBD and, in turn, adversely affect our consolidated results.

The compliance of the new provisions of the Reduced Centralization Act may have an adverse material impact in IDBD’s results of operations.

In December 2013, the official “Reshumot” published in Israel the Promotion of Competition and Reduction of Centralization Law, 5774-2013 (the “Reduced Centralization Act”), which imposes certain limits in the ownership and control of reporting companies.

One provision limits the pyramidal structure (or multiholding companies) of control in reporting companies (in special entities whose securities are held by public shareholders) to two layers of entities (with the holding company in the first layer not including a reporting entity that has no controlling shareholder). In case Discount Investment is considered a second-tier company, it would be prohibited to control publicly held companies. IDBD may be required to merge Discount Investments in order to enable continued control of IDBD and/or Discount Investments in other companies.

In connection with evaluating the application of the Law, in August 2014, IDBD’s Board of Directors appointed an advisory committee to examine various alternatives to address the implications of the Law to comply with the provisions that apply to control in a pyramid o multiholding company structure in order to enable continued control of IDBD and/or Discount Investments in “other tier companies” (currently held directly by Discount Investments) as of December 2019. The advisory committee has recommended the following alternatives:

(a)
Taking either IDBD or Discount Investments private thereby removing the requirement that they be reporting entities (and as a result not a “tier company”); and

(b)
Merge IDBD and Discount Investments.

The Board of Directors of Discount Investments has appointed an advisory committee with a similar function. As of the date of this Annual Report, no specific alternatives have been identified. The implementation of an alternative that would be adopted is likely to take several years.

Based on these analyses, IDBD considers it more likely that the completion of one of the specified alternatives will be adopted to comply with the restrictions of the Law regarding pyramidal holdings, while allowing IDBD to continue to control Discount Investments, and Discount Investments to continue to control Cellcom after December 2019. PBC, which currently is a third-tier company that controls each of Gav-Yam, Ispro and Mehadrin, has preliminarily evaluated application of the Law on its holding structure and determined that it will be able to maintain said control, as it has concluded that the Law has no effect over its financial statements.

Another new provision determines the separation of significant affiliates and significant financial institutions. In May 2015, companies of Clal Holdings Insurance Enterprises (except Clal Holdings Insurance Enterprises), including Clal Insurance and Epsilon Investment House Ltd. (held by Discount Investments) were included in the list of the significant financial institutions published in the website Ministry of Finance and the official gazette in connection with the Reduced Centralization Act. Clal Holdings Insurance Enterprises was included in the list as a significant corporation. The classification of Clal Holdings Insurance Enterprises as a significant corporation directly impacts its control over Clal Insurance.

In December 2014, Israel’s concentration committee issued directives for the appointment of a trustee in Clal Holdings Insurance Enterprises to hold the control currently held by IDBD. In addition, in December 30, 2014, the committee delivered a notification requesting IDBD to sell its interest in Clal Holdings Insurance Enterprises. The sale arrangement outlined in the letter involves IDBD’s and the Trustee’s interests in the sale process under different options and timeframes. As of June 30, 2016, the current sale arrangement involved the sale of the interest in the stock exchange or by over-the-counter trades, as per the following detail and by the following dates:

a.  IDBD would have to sell at least 5% of its equity interest in Clal from May 7, 2016.

b.  During each of the subsequent four-month periods, IDBD would have to sell at least an additional 5% of its equity interest in Clal.

c.  If IDBD sells more than 5% of its equity interest in Clal in any given four-month period, the percentage in excess of the required 5% would be offset against the percentage required in the following period.

As a result we record our investment in CLAL as a financial asset at market value through profit or loss. The request to sell the shares of CLAL in 5% tranches could cause a negative impact on the market price. A decrease in the market price of Clal’s shares would cause an immediate effect in our income statements and financial results.

Clal Holdings Insurance Enterprises appealed to the committee, requesting a reclassification of its status of significant corporation. Dolphin filed an appeal before the Supreme Court of Justice of Israel on the Tel Aviv-Jaffo Court’s Decision.  We cannot assure that we will be successful in our appealing with the concentration committee.

The compliance of the Reduced Centralization Act, in particular the provisions related to reporting companies in pyramid structure (or multiholding companies) and separation of significant corporations and significant financial corporations, may have a material adverse impact on IDBD’s business and results of operations and, as a consequence, a negative effect on the value of our investment in IDBD. For more information about the Reduced Centralization Act and potential implications of its provisions on IDBD and its subsidiaries, see “Item 4 – Information on the Company”.

IDBD’s operations may be disrupted by the obligations of personnel to perform military service.

IDBD’s Israeli employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to the age of 45 or older) and, in emergency circumstances, could be called to permanent active duty. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and the December 2008 and November 2012 conflicts with Hamas in the Gaza Strip. It is possible that there will be additional call-ups in the future. IDBD could be disrupted by the absence of a significant number of employees or the absence of one or more key employees for extended periods of times due to military service. Such disruption could materially adversely affect IDB’s business and its results of operations. Additionally, the absence of a significant number of the employees of IDB’s Israeli suppliers and contractors or the absence of one or more key employees for extended periods of time due to military service may disrupt their operations and thereby materially adversely affect IDBD’s ability to generate revenue and, in turn, adversely affect our consolidated results.

Political relations could limit IDBD’s ability to do business internationally.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may materially limit IDBD’s ability to export or import certain services, or reduce the domestic demand for its products and services as a result of the interruption or curtailment of trade between Israel and its present trading partners, which could adversely affect IDBD’s ability to generate revenue and, in turn, adversely affect our consolidated results.

IDBD may face difficulties in exporting offshore.

Israel’s export policy currently sets forth certain restrictions that may be unfavorable to IDBD’s activities. Changes in customs tariffs for goods and in policy on protecting local production may impact the results of some IDBD’s subsidiaries and/or associates. In addition, the possibility of exportation and sales in Israel depends on several factors, such as establishment of export and transportation facilities, obtaining regulatory approvals, the economic viability of exports, geopolitical challenges, identification of potential customers in the international market, and financing investments in development and establishment of the export projects. In view of the complexity and potential limited ability to export, IDBD may be unable to export surplus supply and this may materially adversely affect the its financial results.

IDBD’s business is subject to substantial regulation and permit requirements in Israel and may be materially adversely affected if it is unable to comply with existing regulations or requirements, or changes in applicable regulations or requirements.

Our subsidiary IDBD is subject to a number of laws and regulations affecting many aspects of its present and future operations, as well as permits from Israeli government authorities. Such laws and regulations generally require that IDBD obtain and comply with a wide variety of licenses, permits and other approvals.

In recent years there is a trend of increased legislation, standards and regulations in various sectors of Israel’s economy. Legislative changes in various areas in Israel, such as reducing economic concentration, promoting competition and laws concerning anti-trust, taxation, mandatory tender offers, regulation of the communications market, supervision of insurance business, corporate law and securities law, laws concerning supervision of prices of goods and services, consumer protection laws, environmental protection laws, planning and construction laws. This trend may impact the business and financial results of IDBD and its subsidiaries, their financial results and trading price of their securities. Furthermore, changes in policy applied by various Israeli authorities pursuant to these laws may also have similar impact.

Under these and other laws and regulations, IDBD could be subject to business restructurings, changes in its corporate structure, business strategy and other corporate adaptations. Failure to comply with these laws and regulations may also result in the suspension or termination of IDBD’s operations and subject them to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that could substantially increase its costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could have a material adverse effect on IDBD’s financial condition and results of operations. Stricter regulation applicable to IDBD’s business, restrictive trade practices, control of prices and similar factors, may materially adversely affect IDBD’s businesses.

IDBD’s activities are subject to approvals, permits and licenses awarded to them by law by various authorities (such as: the Commissioner of Capital Market, Ministry of Communications, Ministry of Environmental Protection, Petroleum Supervisor at the Ministry of Energy and Water). Failure to comply with terms and conditions of such approvals, permits or licenses may result in sanctions being imposed (including criminal sanctions) on the companies in breach, including fines and/or termination of the relevant approvals, permits or licenses. Some of the aforementioned licenses are for a limited term and may be renewed from time to time, all subject to terms and conditions thereof and to statutory provisions. As of the date hereof, we cannot predict what changes (if any) will be made with respect to future licensing and other regulatory matters. Furthermore, there is no certainty that IDBD’s existing licenses will be renewed at the end of their terms or that there will not be a change in the licenses’ conditions.

We cannot assure that the existing laws and regulations will not be revised or reinterpreted, that new laws and regulations will not be adopted or become applicable to IDBD, or that future changes in laws and regulations will not have a detrimental effect on its business. Although not currently required, additional regulatory approvals may be required in the future due to a change in laws and regulations or for other reasons. We cannot assure that IDBD will be able to obtain all required regulatory approvals that may be required in the future, or any necessary modifications to existing regulatory approvals, or maintain all required regulatory approvals.

Changes in regulations, licensing or any other regulatory matters could adversely affect IDBD’s ability to generate revenues. This, in turn, could represent a negative effect in our consolidated results.

IDBD may be adversely affected by class actions on consumer-related matters and environmental protection-related matters

The nature of the business developed by certain IDBD’s subsidiaries, namely Cellcom and Shufersal, the investment in Clal and the associate Adama, exposes these companies to class actions with regard to consumer issues and issues related to environmental protection, such as ionizing radiation from cellular devices, emissions, water, noise and smell pollution. Moreover, in most cases, our patients may benefit from Israeli consumer protection laws, which provide special procedural rules, such as the shifting of the burden of proof, strict liability and joint and several liability for damage caused by companies outsourced by us to provide specific services. The amount involved in this type of class action can be sumptuous, in special in issues related to environmental protection, and might even exceed IDBD’s shareholders equity, and must defend against such lawsuits at significant cost, even if such lawsuits are unfounded. If the decisions in any such actions are unfavorable to IDBD, it might be required to pay heavy fines to cover damages. Any proceeding involving consumer complaints may also adversely affect IDBD’s reputation and, consequently, its client base. Class actions may adversely affect IDBD’s financial condition and materially adversely affect its reputation. As a result, IDBD’s is subject to a potential decrease in the number of clients and in its gross operating revenue. Consequently, IDBD’s business, results of operations, financial condition and the market price of its securities may be adversely affected.

Risks related to IDBD and IDBD’s subsidiaries and/ or associates.

Most of IRSA’s  revenues are generated by IDBD, an entity incorporated and operating in Israel.

IDBD is incorporated in Israel, where it operates the totality of its business. As of June 30, 2016, IDBD’s revenues corresponded to approximately 86.4% of IRSA’s total revenues for our fiscal year then ended.

IDBD’s activities are subject to Israel’s political, economic and military conditions and also to extensive Israeli regulation related to, among other matters, licensing, competition, rates and environmental practices. There can be no assurance that governmental policies in Israel or the current regulations will not change in the future and adversely affect IDBD’s business. We are unable to predict whether IDBD’s success will continue to prosper in Israeli markets. For more information, please refer to the risk factors under “Risks Related to Israel”.

IDBD may not be able to comply with  financial commitments with its creditors and to fully comply with Israeli laws, which would have a material adverse effect on its financial condition and on its ability to continue as a going concern.

On October 11, 2015, we gained effective control over IDBD and we started consolidating IDBD’s results of operations.

IDBD’s activities were materially affected with the promulgation of the Promotion of Competition and Reduction of Centralization Law Nº 5.774-13 (the “Reduced Centralization Act”) published in December 2013. In order to fully comply with this law, IDBD could be forced to adopt some adverse measures, such as dispose its controlling interest in Clal or to merge with DIC. For more information about the Reduced Centralization Act and potential implications of its provisions on IDBD and its subsidiaries, see “Item 4 – Information on the Company”.

IDBD is also subject to compliance with certain covenants under its debt arrangements. Although IDBD has successfully negotiated waivers to these covenants with its creditors valid until December 2016, we cannot assure that it will be successful in renegotiating an extension or other new terms. If IDBD is unable to renegotiate or, as an alternative, to raise additional capital, the original covenants of such arrangements will become effective again and creditors could require immediate repayment of the debt.

All factors mentioned above raise significant uncertainties as to IDBD’s capacity to continue as a going-concern. IDBD’s ability to continue as a going concern will depend on its ability in renegotiating the terms of its arrangements, in raising additional funds and also its ability to fully comply with Israel authority’s demands.

IDBD is currently exploring alternative measures to meet its future liquidity requirements and is making payments to significant creditors as cash flow permits. IDBD is in ongoing contact with its creditors regarding future payments, and is attempting to resolve issues regarding its late payments or non-payments. Based on its future cash flow projections, IDBD expects to have the required liquidity to meet its commitments by issuing new debt in Israel, selling financial assets such as Clal and dividend payouts by Clal. IDBD could also secure additional financing through the private issuance of equity securities. However, there can be no assurance that IDBD will be able to resolve these matters satisfactorily, and if it is unable to do so, it may be unable to pay out debts as they become due and could be subject to litigation regarding non-payment that could have a material adverse effect on its business, financial condition, and results of operations.

Our independent registered public accounting firm has included an explanatory paragraph in their opinion to makes references to Note 1 of the consolidated financial statements as of and for the year ended June 30, 2016, which discloses the existence of risks and uncertainties in relation to IDBD and indicating that our financial statements do not include any adjustments related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.

The outcome of the arbitration proceedings between Dolphin and ETH is uncertain and may have an adverse effect on our business.

The arbitration process between Dolphin an ETH (a non-related company established under the laws of the State of Israel, which was presented to Dolphin as a company controlled by Mordechay Ben Moshé) regarding certain matters related to the acquisition and obtainment of control of IDBD, though partially resolved, is still pending.

On September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA were entitled to act as buyers in the BMBY process, and ETH had to sell all of the IDBD shares held by it at a price of NIS 1.64 per share; (ii) The buyer had to fulfill all of the commitments included in the Arrangement, including the commitment to carry out Tender Offers; (iii) The buyer had to pledge in favor of the Arrangement Trustees the shares that were previously pledged in favor of the Arrangement Trustees by the seller.

However, Dolphin and ETH still have counterclaims of different kinds which are subject to such arbitration proceeding, which, as of the filing date of this Annual Report, is still being heard. There can be no assurances of the final outcome of this process. Should the arbitrator rule in favor of ETH, the value of our investment in IDBD could be severely affected and therefore would likely have a significant adverse effect on our business, financial condition and results of operations.

IDBD’s subsidiaries do business abroad and might be subject to foreign regulation and, therefore, are subject to substantial foreign regulations and permit requirements and may be materially adversely affected if it is unable to comply with existing regulations or requirements, or changes in applicable regulations or requirements.

Some of IDBD subsidiaries do business overseas or their securities are traded on foreign stock exchanges. Changes in legislation and regulatory policy in foreign countries as well as characteristics of the business environment in the operating country may impact the financial results and business standing of those companies.

Changes in international financial reporting standards or in accounting principles applicable to IDBD and its subsidiaries may impact various data (including equity attributable to equity holders and earnings) reported on the financial statements of IDBD and its subsidiaries, their compliance with financial covenants, if any, their compliance with terms and conditions of permits and licenses awarded to them and their capacity to distribute dividends. We cannot assure that the existing laws and regulations in the countries where IDBD’s subsidiaries and/ or associates have operations will not be revised or reinterpreted, that new laws and regulations will not be adopted or become applicable to IDBD’s subsidiaries and/ or associates, or that future changes in laws and regulations will not have a detrimental effect on its business. Although not currently required, additional regulatory approvals may be required in the future due to a change in laws and regulations or for other reasons. We cannot assure that IDBD’s subsidiaries and/ or associates will be able to obtain all required regulatory approvals that may be required in the future, or any necessary modifications to existing regulatory approvals, or maintain all required regulatory approvals in the countries in which they operate.

Changes in regulations, licensing or any other regulatory matters in the countries where IDBD’s subsidiaries and/ or associates operate could adversely affect their ability to generate revenues. This, in turn, could represent a negative effect in IDBD’s and, as consequence, in our consolidated results.

IDBD’s subsidiary Property and Building (“PBC”) operates in real estate industry, and is exposed to the risks inherent to that industry.

As part of the real estate industry, PBC face similar risks as described above, regarding our Operation Center in Argentina, such as:

·
“Our performance is subject to risks associated with our properties and with the real estate industry.”

·
“An adverse economic environment for real estate companies such as a credit crisis may adversely impact our results of operations and business prospects significantly”

·
“We may face risks associated with property acquisitions.”

·
“Our future acquisitions may be unprofitable.”

·
“Properties we acquire may subject us to unknown liabilities.”

·
“Our dependence on rental income may adversely affect our ability to meet our debt obligations.”

·
“It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of our portfolio of properties.”

·
“We are subject to risks inherent to the operation of office buildings that may affect our profitability.”

·
“The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.”

IDBD’s subsidiary Shufersal operates in the retail industry, which is a highly regulated industry in Israel.

Israeli legislation with respect to sanitation licensing, as well as new consumer legislation which confers extensive authority upon the Israel Consumer Protection and Fair Trade Authority, consumer legislation and the increased enforcement thereof, and increased oversight of prices or increases in the minimum wage, may adversely affect the business affairs of Shufersal, its financial position and its results of operations. An increase in the minimum wage may adversely affect the financial results of Shufersal, including its profitability. Additionally, the regulator’s determinations regarding the rules for conduct between the large marketing chains, of which Shufersal is one, and dominant suppliers in the food supply segment, including by virtue of the provisions of the Food Law, and regarding the merger of Shufersal with Clubmarket, which is one of the largest retail chains in Israel, may adversely affect Shufersal’s business, financial condition and results of operations.

Shufersal faces intense competition in all aspects of its business.

Shufersal closely monitors the developments in the retail sector, and adjusts its operations, if and insofar as is required, in accordance with those developments. Shufersal faces intense competition, especially as it proceeds with full implementation of its business plan. Competitive pressures, including the responses of competitors to Shufersal’s strategy and the manner of its implementation, may adversely affect Shufersal’s ability to deal with competition, and may lead to lower pricing and the loss of market share in a manner which may have an adverse effect on Shufersal’s business, financial condition and results of operations. The entry of new competitors into markets in which Shufersal is engaged, or the entry of existing competitors into segments in which they were not previously active, could adversely affect Shufersal’s business.

An ineffective wholesale market for retail, the offering of services not in accordance with the criteria of the wholesale market, or the pricing thereof by competitors in order to expand market share could harm Shufersal’s ability to offer competitive services and its competitive position. If Shufersal is unable to manage its competition in an effective manner, its future results might be adversely affected.

The sale of Adama is subject to Chinese regulatory and antitrust approvals and the sale transaction may not be completed.

On July 17, 2016, our indirect subsidiary DIC, agreed to sell its remaining 40% in Adama to ChemChina for cash consideration of US$ 230 million and cancellation of a loan due to a Chinese bank. It is expected that the sale transaction be consummated by the first week of November 2016, subject to the fulfillment of certain conditions, including the receipt of Chinese regulatory and antitrust approvals. Upon completion of the transaction, each party will waive all claims and demands against each other. If the sale transaction is not completed for any reason, the value of our investment in IDBD could be materially adversely affected and therefore would likely have a significant adverse effect on our business, financial condition and results of operations.

IDBD’s subsidiary Cellcom operates in telecommunications industry, which is a highly regulated industry in Israel. In recent years, regulation in Israel has materially adversely affected Cellcom’s results.

A substantial part of Cellcom’s operations is subject to the Israeli Communications Law, No 1982, the Israeli Wireless Telegraph Ordinance (New Version), No 1972, the regulations promulgated thereunder and the licenses for the provision of different telecommunications services that Cellcom received from the Ministry of Communications in accordance with the Communications Law. The interpretation and implementation of the Communications Law, Wireless Telegraph Ordinance and regulations and the provisions of its general licenses, as well as its other licenses, are not certain and subject to change, and disagreements have arisen and may arise in the future between the Ministry of Communications and us. The Communications Law and regulations thereunder grant the Ministry of Communications extensive regulatory and supervisory authority with regard to its activities, as well as the authority to impose substantial sanctions in the event of a breach of its licenses or the applicable laws and regulations. Further, in the event that Cellcom materially violate the terms of its licenses, the Ministry of Communications has the authority to revoke them. Cellcom’s operations are also subject to the regulatory and supervisory authority of other Israeli regulators which have the authority to impose criminal and administrative sanctions against us.

Cellcom’s general cellular license is valid until February 2022. It may be extended for additional six-year periods upon request to the Ministry of Communications and confirmation from the Ministry of Communications that Cellcom has complied with the provisions of its license and applicable law, has invested in the improvement of its service and network and has demonstrated the ability to do so in the future. Netvision’s unified licenses (granted in July 2015 and amended in February 2016) under which Netvision is providing landline telephony services, internet connectivity services, or ISP, and international long distance services, or ILD, are valid until March 2026 and February 2022, respectively, and may be extended for additional ten year periods, on terms similar to those provided in its cellular license. Cellcom’s other licenses are also limited in time. Cellcom’s licenses may not be extended when requested, or, if extended, the extensions may be granted on terms that are less favorable to Cellcom. In addition, the Ministry of Communications has interpreted and may interpret its licenses and has modified and may modify its licenses without Cellcom’s consent and in a manner that could limit its ability to conduct its business and harm its results of operations. Possible changes to its licenses and legislation which would require us to change its pricing plans and information systems frequently or on a timetable Cellcom cannot meet, can increase the risk of noncompliance with its licenses or violation of such legislation and its exposure to lawsuits and regulatory sanctions.

IDBD’s subsidiary Cellcom faces intense competition in all aspects of its business.

The Israeli telecommunications market is highly competitive in many of its elements, including the cellular and landline service markets. The competition level has increased substantially in recent years, following the entry of additional competitors and regulatory changes alleviating entry barriers and transfer barriers. Also, there is a continued increase of competition in the end user equipment market. In the last year, Cellcom entered both the TV market through its OTT TV service and the landline infrastructure market, through the landline wholesale market (VDSL). In the other markets Cellcom operates in and specifically in the cellular market, the intensified competition led to price competition, the adverse effects of which include a high churn rate and high subscriber acquisition costs, in addition to continued price erosion, all of which have ultimately led to a material decrease in revenues and profitability for us and other MNOs. The current level of competition in all the markets in which Cellcom operates and aggressive price plan offerings by its competitors are expected to continue. The entry of new competitors into markets in which Cellcom is engaged, or the entry of existing competitors into segments in which they were not previously active, or were partially active, as a result of regulatory changes, would allow other operators to provide services currently provided only by Cellcom to its subscribers.

An ineffective wholesale market for landline communication, including due to the exclusion of telephony services from the wholesale market, the offering of services not in accordance with the criteria of the wholesale market, or the pricing thereof in a manner which could harm Cellcom’s ability to offer competitive services packages, and competition on the part of Bezeq and Hot (due to their dominant status in the landline communication market), particularly if the cancellation or easement of the structural separation which applies to the Bezeq and Hot groups is implemented before the creation of an effective wholesale market in the landline communication market. We are unable to foresee if the current high level of competition and trends will continue in the future or if it will continue to affect Cellcom results of operations. In case Cellcom is unable to manage its competition in an effective manner, its future results might be adversely affected.

Cellcom may be adversely affected by the significant technological and other changes in the cellular communications industry.

The telecommunications market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. In recent years Cellcom has witnessed a growing demand for Internet, content and data through advanced third and fourth generation cellular phones, smartphones, modems, tablets and other devices using cellular data that resulted in a rapid and immense growth of data traffic on cellular networks and required cellular operators to upgrade their networks to accord such demand. Transfer of subscribers to unlimited packages of services and national roaming on its network, have contributed to the substantially growing demand for data traffic on its network, as well as to voice and text messages.

We estimate that data traffic will continue to rapidly grow in the future. To meet the growing demand for cellular data traffic, Cellcom is required, among others, to continue its investment in its 4G network and upgrading its transmission network, to allow larger capacity and higher data speed rates. In addition, as in order to provide optimal performance, its LTE network requires additional frequencies to those allocated to us under the LTE frequencies tender (as the Ministry of Communications expects us to evacuate 12 1800MHz which were allocated to us for its 2G network, to be used by its LTE network), Cellcom is in the process of allocating additional 1800MHz to its LTE network, in areas where lower usage of its 2G network, together with advanced and modern equipment and software features, allows such allocation, with negligible adverse effect to its 2G network performance. Nonetheless, such limited quantity of frequencies may adversely affect its network performance, specifically if Cellcom cannot use additional frequencies under network sharing agreements, as its 4G network will have 15MHz at most (similar to Pelephone’s network, unless Pelephone enters a network sharing agreement), whereas Partner and Hot’s 4G combined network enjoys 20MHz.

If Cellcom fails to obtain or maintain favorable arrangements with foreign telecommunications operators, its services may be less attractive or less profitable.

Cellcom relies on agreements with cellular providers outside Israel to provide roaming capabilities to its cellular subscribers in many areas outside Israel. Cellcom cannot control or compel the improvement of the quality of the service that they provide and it may be inferior or less advanced than the service that it provides. Some of Cellcom’s competitors may be able to obtain lower roaming rates than it does because they may have larger call volumes or can use more favorable agreements of their overseas affiliates. If Cellcom’s competitors’ providers can deliver a higher quality, more advanced or a more cost effective roaming service, then subscribers may migrate to those competitors and its results of operation could be adversely affected, more so if the proposed amendment to its license, allowing other operators to provide roaming services to its subscribers, will be adopted.

In recent years, roaming tariffs for Cellcom’s subscribers have decreased. If roaming tariffs continue to decrease including as a result of the increasing competition or the changing regulation, this could adversely affect its profitability and results of operations. Inbound roaming to its network is also influenced by its ability to maintain favorable roaming arrangements. The entry of additional UMTS providers has not only increased competition regarding outgoing roaming services but also increased competition on inbound roaming services. Additional operators or the abovementioned proposed amendment to its license, may increase such competition further. Cellcom also relies on agreements with foreign carriers to provide ILD services by Netvision as well as its international voice hubbing (providing ILD services to foreign operators) services. The risks detailed above in relation to roaming services and possible effects of such risks, apply to Netvion’s ILD and hubbing services as well.

Cellcom’s substantial debt increases its exposure to market risks, may limit its ability to incur additional debt that may be necessary to fund its operations and could adversely affect its financial stability; regulatory change, market terms and its financial results may affect its possibilities to raise debt.

IDBD’s investment Clal operates in the insurance industry, which is a highly regulated industry in Israel. Therefore, Clal is subject to substantial regulations and permit requirements in the insurance area and may be materially adversely affected if it is unable to comply with existing regulations or requirements, or changes in applicable regulations or requirements.

Clal is exposed to changes in legislation and regulation which pertain to its operating segments. In particular, some of the regulatory changes which were recently implemented and proposed, may adversely affect components of the business model in the sector. Additionally, changes in legislation and regulation, including circulars, determinations in principle, position papers and provisions which the Commissioner of Capital Markets is authorized to impose in connection with changes to policy terms, including policy premiums which may affect Clal, including with reference to products which were sold in the past, both by way of retroactive application and due to their effect on the interpretation of agreements which were signed in the past.

Significant operations in Clal are subject to detailed and complex regulation. In particular, the insurance and long-term savings activities are subject to regulatory directives which change from time to time, with respect to products which were sold over many years, and which have long insurance coverage periods and/or savings periods. Non-compliance with the regulatory requirements, including by mistake, may lead to sanctions, including the revocation of licenses and permits and monetary fines, against Clal, also as part of audits on behalf of oversight entities, and may serve as a basis for claims against it.

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

The ADSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. IFISA, which as of June 30, 2016, owned approximately 30.88% of our common shares (or approximately 154,898,780 common shares which may be exchanged for an aggregate of 15,489,878 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

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

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Market (“Mercado de Valores de Buenos Aires” or “MERVAL” as per its acronym in spanish) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries.

We are exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The identification of a material weakness in our internal controls over financial reporting could negative affect the trading price of our shares or ADSs

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our Internal Control over Financial Reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS and that the relevant entity’s or division’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Our management concluded that our disclosure controls and procedures as of the end of fiscal year 2014 were not effective given to a material weakness in our internal control over financial reporting. This material weakness was related to the accounting for derivative financial instruments derived from non-routine complex contractual provisions in the context of the acquisition of an associate and was already remediated. Under this concept, a material weakness is a deficiency, or combination of deficiencies, in the internal control over financial reporting that may reasonably cause that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. See “Controls and Procedures - A. Disclosure Controls and Procedures”.

Any failure to implement and/ or maintain improvements in the controls over our financial reporting, or any difficulties encountered in the implementation of such improvements, could result in a material misstatement in our annual or interim financial statements that: (i) may not be prevented or detected; and/or, (ii) may cause us to fail to meet our reporting obligations under the applicable securities laws. This situation may also cause investors to lose confidence in our reported financial information, and this could have an adverse impact on the trading price of our shares or ADSs.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States court judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. There is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares or ADSs would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2016, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or ADSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation—Passive Foreign Investment Company’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may adversely affect the tax treatment of our common shares or ADSs.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law N° 26,893. Under the amended law, the distribution of dividends is subject to income tax at a rate of 10%, unless the dividends are distributed to Argentine corporate entities. In addition, the amended law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. There is an exemption for Argentine resident individuals if certain requirements are met; however, there is no such exemption for non-Argentine residents. See “Item 10.E - Taxation —Argentine Taxation”. However, as of the date hereof many aspects of the amended tax law remain unclear and, pursuant to certain announcements made by Argentine tax authorities, they are subject to further rulemaking and interpretation, which may adversely affect the tax treatment of our common shares and/or ADSs.

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

Under Argentine law, shareholder rights may be more limited or less well defined than in other jurisdictions.

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

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our Audited Financial Statements. Our ability to generate retained earnings is subject to the results of our operations.. The uncertainty surrounding future rates of inflation may affect our results of operations and consequently our ability to pay dividends. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business and as a result on the results of our operations and our ability to pay dividends.

The ability of holders of the ADS to receive cash dividends may be limited.

The ability of the ADS holders to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, to the extent that the ADS depositary can in its judgment, and in accordance with local exchange regulations, convert Pesos (or any other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars abroad, the ADS depositary will promptly as practicable convert or cause to be converted all cash dividends received by it in Pesos on the deposited securities common shares into U.S. Dollars. If, in the judgment of the depositary, this conversion is not possible on a reasonable basis (or is not permitted by applicable Argentine laws, regulations and approval requirements), the ADS depositary may distribute the foreign currency received by it in Pesos in Argentina or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot or does not convert the foreign currency, you may lose some or all of the value of the dividend distribution. For further information see “Risks Relating to Argentina—Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.”

Our ability to pay dividends is limited by law and our by-laws.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our audited financial statements. Our ability to generate retained earnings is subject to the results of our operations. During 2014 inflation accelerated mainly due to the devaluation process carried out by the Central Bank. The uncertainty surrounding future inflation may affect our results and as a result our ability to pay dividends. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business and as a result on the results of our operations and our ability to pay dividends.

Item 4.                      Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

Our legal name is Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, and our commercial name is “Cresud”. We were incorporated and organized on December 31, 1936 under Argentine law as a stock corporation (sociedad anónima) and were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia), on February 19, 1937 under number 26, on page 2, book 45 of National By-laws Volume. Pursuant to our bylaws, our term of duration expires on July 6, 2082. Our headquarters are located at Moreno 877, 23rd Floor (C1091AAQ), Ciudad Autónoma de Buenos Aires, Argentina. Our telephone is +54 (11) 4814-7800, and our website is www.cresud.com.ar.

Information contained in or accessible through our website is not a part of this annual report on Form 20-F. All references in this annual report on Form 20-F to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for information purposes only. We assume no responsibility for the information contained on these sites.

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to administer real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and in 1960 were listed on the Buenos Aires Stock Exchange (“BASE”). During the 1960s and 1970s, our business shifted to exclusively agricultural activities.

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

As of June 30, 2016, we had a 63.77% equity interest in IRSA (without considering treasury shares). IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA.

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

Consequently, as of the date of this annual report, we hold 23,150,050 shares or 39.76% of BrasilAgro’s outstanding capital stock. It should be noted that such acquisition of shares does not imply any change of control within the shareholders’ group of BrasilAgro according to the legal regime in Brazil. Additionally, we own 177,004 BrasilAgro’s first issuance warrants and 177,004 BrasilAgro’s second issuance warrants.

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

In December 2013, we sold our entire interest in Cresca, in which we held 50% of its capital stock, and the option granted by Carlos Casado for the purchase of 100,000 additional hectares located in Paraguay, to our subsidiary Brasilagro for US$ 18.5 million, thus adding 145,000 hectares in the Paraguayan Chaco to its land portfolio intended for development. On April 3, 2014, Cresca signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo.

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

For such purposes, the following companies were incorporated: Agropecuaria Acres del Sud S.A (“Acres del Sud”), Ombú Agropecuaria S.A.(“Ombú”), Yatay Agropecuaria S.A. (“Yatay”) and Yuchan Agropecuaria S.A. (“Yuchan”). The preceding Bolivia-based companies acquired land for agricultural operations. We maintain a 100% ownership interest in the capital stock of those companies, all engaged in agricultural operations.

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

In December 2013, we sold to our subsidiary Brasilagro the entire interest in CRESCA, representing 50% of its stock capital.

On May 27, 2014 Ombú executed a purchase and sale agreement involving a sale subject to retention of title covering 883 hectares of “San Cayetano I” for an aggregate amount of US$ 4.2 million.

On July 6, 2016, we sold to the "El Invierno" and "La Esperanza" farmlands. The total amount of the transaction was set at US$ 6 million, which of US$ 5 million have been paid and the balance of US$ 1 million, secured by a mortgage on the property, in five equal, consecutive and annual installments ending in August 2021. For more information see “Cresud’s Recent Developments.”

In October 11, 2015, continuing with IRSA’s strategy of expansion and diversification in the international markets, we gained control of the Israeli conglomerate IDBD. IDBD is one of the largest and most diversified conglomerates in Israel which participates through its subsidiaries in numerous markets and industry sectors, such as: real estate (Property & Building Corporation), supermarkets (Shufersal), agrochemicals (Adama), insurance (Clal Holdings Insurance Enterprises), and telecommunications (Cellcom), among others. IDBD’s shares ceased to be listed on the Stock Exchange of Tel Aviv (“TASE”). For more information about the control obtainment of IDBD please see “Significant acquisitions, dispositions and development of business - Acquisition of control of IDBD”.

Significant acquisitions, dispositions and development of business

Acquisitions

a)
Acquisition of control of IDBD.

On May 7, 2014, the Company, acting indirectly through Dolphin, acquired jointly with ETH, an aggregate of 106.6 million common shares in IDBD, representing 53.30% of IDBD’s stock capital, in the context of a restructuring Arrangement of IDBH, IDBD’s parent company. Under the terms of the agreement, Dolphin and ETH (the “Shareholders’ Agreement”)1, Dolphin acquired 50% interest in this investment, and ETH acquired a 50% equity stake in IDBH. The initial investment amount was NIS 950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date.

On May 28, 2015, in accordance to the requirements under existing shareholder arrangements, ETH launched a tender offer to acquire all the shares of IDBD held by minority shareholders, at a fixed price.  The obligation to consummate this acquisition was assumed by the buyers.  On June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved in arbitration brought by Dolphin and ETH, on September 24, 2015, the arbitration panel resolved that: (i) Dolphin and IFISA were entitled to act as buyers in the tender offer and ETH had to sell all IDBD shares held by it (92,665,925 shares) at a price of NIS 1.64 per share; (ii) the buyer was obligated to fulfill the commitments assumed by ETH, including the commitment to carry out the tender offers; and (iii) the buyer was obligated to pledge the shares of acquired from ERT to the Agreement Trustees.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD’s shares from ETH. Consequently, the Shareholders’ Agreement was terminated and members of IDBD’s board of directors appointed by ETH tendered their resignations, leaving Dolphin with the authority to appoint new members to the Board. Additionally, Dolphin pledged additional shares as collateral to secure compliance with the IDBD stock purchase agreement, thereby increasing the number of pledged shares to 64,067,710. As a consequence, IRSA acquired control of IDBD and started to consolidate financial statements as from that date.

In addition to the arbitration decision issued on September 24, 2016, ETH and Dolphin have counterclaims that remain unresolved in such arbitration proceeding. As of the date of this Annual Report, the proceeding is still pending.

Subsequently following the exercise of BMBY, Dolphin has entered into an option agreement with IFISA that grants Dolphin the right for a period fo two years to acquire the 92,665,925 shares in IDBD owned by IFISA at a price per share of NIS 1.64 plus an annual interest rate of 8.5%. The exercise date for the option extends for two years.  Dolphin also has a first refusal if IFISA agrees to sell these shares to a third party. The value of the option agreement as of June 30, 2016 is zero.

b)
Acquisition of non-controlling interest

Dolphin was required to carry out the first tranche of tender offers in December 2015. Before expiration of such first tranche, Dolphin and the arrangement trustees (the “Trustees”) entered into an extension agreement (the “Extension Agreement”), which was replaced by the final agreement approved by approximately 95% of the non-controlling shareholders of IDBD (excluding IFISA) and by warrants holders of IDBD on March 2, 2016 and by the competent court on March 10, 2016. The major amendments to the Arrangement were:

(i) Replacement of the obligation to conduct tender offers as previously established under the Arrangement whereby Dolphin would purchase all the shares outstanding on March 29, 2016 from non-controlling shareholders of IDBD (except for those held by IFISA) on March 31, 2016. On March 29, 2016, all IDBD shares would be delisted from the TASE. On that date, all IDBD warrants held by non-controlling shareholders would expire and Dolphin would make capital contributions to IDBD or grant subordinate loans, as described hereafter.

(ii) The price to be paid for each IDBD share held by non-controlling shareholders on March 29, 2016 would be NIS 1.25 payable in cash, plus NIS 1.20 adjusted nominal value in bonds of the IDBD Series 9 (the “IDBD Bonds”), which IDBD will issue directly to non-controlling shareholders and holders of warrants, and Dolphin will inject funds into IDBD equal to the adjusted nominal value of IDBD Bonds. Additionally, Dolphin would undertake to pay NIS 1.05 per share (subject to adjustments) in cash if Dolphin, either directly or indirectly, gains control of Clal, or if IDBD sells a controlling stake in Clal under certain parameters (the “Clal payment”), which refers mainly to Clal’s sale price (at a price which exceeds 75% of its book value upon execution of the sale agreement, subject to adjustments) and, under certain circumstances, the proportion of ownership of Clal shares sold by IDBD.

(iii) The warrants held by non-controlling shareholders that have not been exercised until March 28, 2016 expired on March 31, 2016. Each warrant holder was entitled to elect whether: (a) to receive IDBD bonds (based on the adjusted nominal value) in an amount equal to the difference between NIS 2.45 and the exercise price of the warrants and be entitled to the Clal payment; or (b) to receive a payment determined by an independent appraiser and approved by Court. Regarding warrant holders choosing this second alternative of payment, the District Court has rejected the experts opinion with respect to the evaluation of the Clal payment and one of the warrants holders has decided to file an appeal before the Supreme Court. As of the date of this filing, the process has not been ended and the Supreme Court has not rendered a decision yet.

(iv) Dolphin committed to providing IDBD a total amount of NIS 515 million (the “Contribution to IDBD”), out of which Dolphin contributed NIS 15 million in February 2016 and NIS 85 million in March 2016. The amount injected to IDBD would be reduced by any capital contribution resulting from the exercise of warrants held by non-controlling shareholders (maximum amount of approximately NIS 37.5 million). The contribution to IDBD would further cover the IDBD Bonds necessary to comply with the transactions described above (between NIS 166.5 million and NIS 178 million), and the balance would be contributed until completing the amount committed by Dolphin either as a capital contribution or as a subordinated loan which amounted to NIS 248.45 million.
(v) Dolphin had to pledge 28% of its IDBD shares, as well as all rights held by Dolphin in relation to the subordinated loan granted in the amount of NIS 210 million in December 2015, until the payment obligation for Clal has been completed or has expired, after which the pledge will be discharged. Should new shares be issued by IDBD, Dolphin will be required  to pledge additional shares until completing the 28% of all IDBD share capital. This pledge supersedes the existing pledge on approximately 64 million shares of IDBD and all Dolphin’s rights in relation to the Subordinated Loan.

(vi) Additionally, Dolphin agreed not to exercise its right to convert the subordinated loans into shares of IDBD until the pledge described above has been released. Should the pledge on subordinated loans be exercised by the Trustees, then those trustees may convert the subordinated loans into shares; however, in such case, the maximum percentage of the IDBD capital that may be pledged is 35%, and any shares in excess of such amount will be released from the pledge.

On March 31, 2016: (i) Dolphin acquired all shares from IDBD’ minority shareholders (except for IFISA), (ii) all warrants held by IDBDs minority shareholders expired, and (iii) Dolphin made additional contributions to IDBD via subordinated loans pursuant. All commitments to invest in IDBD by Dolphin have been satisfied; only obligation to make a payment to Clal is outstanding, provided certain conditions are met. Additionally, Dolphin is obligated ound to exercise its warrants if both of the following conditions occur:

(i)
An agreement is reached to renegotiate the debt covenants applicable to IDBD and its subsidiaries; and

(ii)
Control over Clal is obtained.

The obligation would amount to NIS 391 million. The warrants mature on February 10, 2018.  As of June 30, 2016, IRSA’s indirect interest in IDBD was 68.28% without considering dilution.

The transaction described above represented the acquisition of an additional interest of 19.28% in IDBD for a total amount of Ps.1,249 million. As a result of this transaction, the non-controlling interest was increased by Ps.346 million and the interest attributable to the shareholders’ of the controlling parents was increased by Ps.234 million.

Acquisition and disposal of investment properties

During the fiscal year ended June 30, 2016, IRSA sold certain floors corresponding to Maipú 1300 Building, Intercontinental Plaza and all the floors corresponding to Dique IV and Isla Sirgadero, among others. All sales of the year led to a combined profit for the us of Ps. 1,101 million, disclosed within the line “Gain from disposal of investment properties” in the Statement of Income.

During the fiscal year ended June 30, 2015, IRSA acquired five plots of farmlands in Luján in the amount of Ps. 210 million and, through IRSA CP, a plot of land in Córdoba in the amount of Ps. 3.1 million, and has sold floors corresponding to Maipú 1300 building, Intercontinental Plaza, Bouchard 551, the entire Madison 183 building and parking spaces in Bouchard 551, Libertador 498 and Maipú 1300.  All sales of the year led to a combined profit for us of Ps. 1,150.2 million, disclosed within the line “Gain from disposal of investment properties” in the Statement of Income.

During the fiscal year ended June 30, 2014, IRSA acquired, through IRSA CP, a building next to Alto Palermo Shopping for US$ 3.8 million and has sold floors corresponding to Maipú 1300 building, Bouchard 551 and the entire buildings Mayo 589, Rivadavia 565, Costeros Dique IV Constitución 1159 and parking spaces in Maipú 1300, Bouchard 551 and Libertador 498 buildings. All sales of the year led to a combined profit for us of Ps. 230.9 million, disclosed within the line “Gain from disposal of investment properties” in the Statement of Income.

Changes in non-controlling interest

IRSA

During the fiscal year ended June 30, 2016, we sold a 0.93% interest in IRSA for a total amount of Ps. 86.4 million. This resulted in an increase in non-controlling interests of Ps. 20.6 million and a increase in equity attributable to holders of the parent of Ps. 40.3 million, net of tax effect.

During the fiscal year ended June 30, 2015, we sold a 1.81% interest in IRSA for a total amount of Ps. 181.8 million. This resulted in an increase in non-controlling interests of Ps. 33.7 million and a increase in equity attributable to owners of the parent of Ps. 97.7 million, net of tax effect.

The effects of disposals of the ownership interest of IRSA on the equity attributable to owners of us is summarized as follows:

	June 30, 2016 Ps. Million	June 30, 2015 Ps. Million
Carrying amount of the non-controlling interests sold by us	(20.6)	(33.7)
Consideration collected	86.4	181.8
Tax effect	(25.5)	(50.4)
Reserve recorded in equity	40.3	97.7

During the fiscal year ended June 30, 2015, we acquired a 0.65% interest in IRSA for a total amount of Ps. 50.7 million. This resulted in a decrease in non-controlling interests of Ps. 12.7 million and an decrease in equity attributable to holders of the parent of Ps. 38 million, net of tax effect.

The effect of acquisition of the ownership interest of IRSA on the equity attributable to owners of us is summarized as follows:

June 30, 2015 Ps. Million
Carrying amount of our interest acquired of	12.7
Consideration paid for non-controlling interests	(50.7)
Reserve recorded in equity	(38.0)

On June 10, 2014, the Board of Directors of IRSA resolved to finish the stock repurchase plan that was approved by resolution of the Board on July 25, 2013, and modified by resolutions adopted on September 18, 2013, October 15, 2013 and October 22, 2013. During the term of the Stock Repurchase Plan, IRSA has repurchased 4,904,697 shares for an aggregate amount of Ps. 37,905,631.

Dolphin

During year 2015, we through our subsidiaries, contributed an amount of US$ 146 million in Dolphin. Such amount was also allocated to increase Dolphin’s investment in IDBD. This resulted in a decrease in non-controlling interests of Ps. 21 million and an increase in equity attributable to the holders of the parent.

Sale of Farmlands

Cresca

On April 3, 2014, Cresca S.A. signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo. The total price was US$ 14.7 million (equivalent to Ps. 116.9 million), which amount shall be collectable as follows: US$ 1.8 million (equivalent to Ps. 14.3 million) were collected upon the execution of the bill of sale, US$ 4.3 million (equivalent to Ps. 34.2 million) upon execution of the conveyance deed; US$ 3.7 million (equivalent to Ps. 33.1 million) interest-free between April and July, 2015; and US$ 4.9 million (equivalent to Ps. 73.1 million) interest-free were collected in July 2016, thus being cancelled all the mortgage that had been granted in guarantee price balance. Possession was delivered upon execution of the conveyance deed. We have recognized gains of Ps. 19.1 million as result of this transaction.

Cremaq

On June 10, 2015, Brasilagro sold the remaining area of 27,745 hectares of Cremaq field, an establishment, located in the municipality of Baixa Grande do Ribeiro (Piaui). The transaction price was fixed at Rs. 270 million (equal to Ps. 694 million), which have already been fully collected, and Rs. 49.7 million (equivalent to Ps. 127.7 million) of which remain under “Restricted Assets” on condition that the public deed for 6,020 be registered and that an agreement for the termination of possessory actions related to a disputed fraction be notarized. We have recognized gains of Ps. 525.9 million as result of this transaction.

La Fon Fon II

On October 17, 2013, Yuchán signed a purchase-sale agreement involving a sale subject to retention of title involving 1,643 hectares of "La Fon Fon II" for an overall amount of US$ 7.21 million (equivalents to Ps. 59 million). As of the balance sheet date, the amount of US$ 7.1 million (equivalent to Ps. 58.1 million) has been collected, and the remaining balance amounts to US$ 0.12 million (equivalent to Ps. 0.9 million) that will be cancelled in 2 installments, starting in December this year, and concluding in December 2017. Under the contract, the conveyance will be recorded with the Registry once the price has been fully paid off. On June 24, 2015, possession was granted by Yuchán. During the year 2015 we recognized a profit before tax of US$ 2.7 million (equivalents to Ps. 24.6 million) as result of this transaction.

Araucária

On June 27, 2014, Brasilagro sold a total area of 1,164 hectares of Araucaria farmland.

The sale was priced at Rs. 32.5 million (Ps. 117.5 million). We recorded a profit before tax on the sale of the Araucaria farmland for an amount of Rs. 21.0 million (or Ps. 75.8 million).

San Cayetano

On May 27, 2014, Ombú signed a purchase-sale agreement involving a sale subject to retention of title for 883 hectares of "San Cayetano I" establishment for an overall amount of US$ 4.2 million (equivalents to Ps. 31 million).

On June 20, 2016, an Agreement was signed to modify a Purchase-Sale Private Deed with Reserve of Property Rights where the precise area of the property has been determined to cover 855,3213; the parties have agreed to adjust the sale price of the property by deduction US$ 0.1 million (equivalent to Ps. 1.4 million) from the total price.

The amount of US$ 3.2 million (equivalent to Ps. 23.6 million) of the price has already been paid, and the balance will be paid in three installments, with the last installment being due upon execution of the title conveyance deed.

Under the contract, the conveyance shall be recorded once the price has been fully collected off. Possession was granted upon execution of the contract. We recorded a gain of US$ 1.8 million (Ps.15.6 million) on the sale.

Acquisition of additional interest in BHSA

During the year ended June 30, 2015, IRSA acquired 3,289,029 additional shares of for Ps.14.2 million, thereby increasing its equity stake from 29.77% to 29.99%. During the year ended June 30, 2016 IRSA sold 1,115,165 shares of BHSA in a total amount of Ps.7.7 million, thereby decreasing its interest to 29.91%.

Disposal of financial assets

During August 2014, IRSA has sold through its subsidiary, Real Estate Investment Group IV, the balance of one million shares in Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

Disposal of Associates

On February 5, 2014, IRSA, through Ritelco, sold its interest in Bitania, representing 49% of its capital stock, for an amount of US$ 4.2 million. Such transaction generated a net gain of approximately Ps. 13.3 million which are shown in the line "Other operating results, net" in the statement of income.

Acquisition of BACS

IRSA through Tyrus, subscribed a purchase-sale agreement of shares of BACS, representing an interest of 6.125%, for US$ 1.35 million. This operation is yet to be approved by the BCRA as of June 30, 2016, according to regulations in force.  The advance payment related to this transaction is disclosed in “Trade and other receivables”. On August 24, 2016 the operation was approved by the BCRA.

On June 17, 2015, we through IRSA, subscribed Convertible Notes, issued by BACS with a nominal value of Ps. 100,000,000, which are convertible into common stock.

On June 21, 2016 we notified BACS on our right to convert all of the convertible subordinated corporate notes into common shares.

As a consequence, BACS initiated the relevant diligence before the Argentine Central Bank in order to secure the authorization to issue the shares in our favor.

Capital reduction of Rigby

On October 17, 2014, Rigby reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made from the sale of the Madison building. The total amount distributed is US$ 103.8 million, of which IRSA received US$ 77.4 million (US$ 26.5 million through IRSA International and US$ 50.9 million through IMadison LLC) and US$ 26.4 million were distributed to other shareholders. As a result of such reduction, IRSA has decided to reverse the corresponding accumulated conversion difference on a pro rata basis, which amounted to Ps. 188.3 million. This reversal has been recognized in the line “Other operating results, net" in the statement of income.

Capital Expenditures

Our capital expenditures totaled Ps. 2,4582 million, Ps. 4883 million and Ps. 4364 million for the fiscal years ended on June 30, 2016, 2015 and 2014, including other property and equipment acquired in business combinations. Our capital expenditures consisted in the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, completion of building a shopping center, construction of real estate and acquisition of land reserves.

Our capital expenditures for the new fiscal year will depend on the prices of real estate, land for agriculture and cattle as well as the evolution of commodity prices.

Fiscal Year Ended June 30, 2016

Fiscal Year 2016. During the fiscal year ended June 30, 2016, we invested Ps. 2,369 million, mainly related to: (a) acquisitions and improvements in Property, plant and equipment for Ps. 1,172 million, primarily i) Ps. 378 million in buildings and facilities, mainly in our operation center in Israel’s supermarkets, ii) Ps. 310 million in communication networks, and iii) Ps. 291 million in machinery and equipment; (b) improvements in our rental properties for Ps. 260 million, primarily in our operation center in Argentina’s shopping centers; and (c) the development of properties for Ps. 919 million, mainly in our operation center in Israel.

In addition, our main investments in the agriculture business during the fiscal year 2015 were Ps. 89 million, mainly due (a) acquisition and development of owner occupied farmland for Ps. 65 million (including Ps. 36 million of subsidiary Brasilagro), (b) Ps. 7 million in machinery and equipment, (c) Ps. 3 million in vehicles, and (d) Ps. 14 million in other building and facilities.

Fiscal Year Ended June 30, 2015

Fiscal Year 2015. During the fiscal year ended June 30, 2015 we invested Ps. 307 million in the urban properties and investment business, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 1 million, Ps. 9 million and Ps. 5 million, respectively, (b) acquisition of furniture and fixtures, machinery and equipment, vehicles and other buildings and facilities for Ps. 35 million, (c) improvements made to our shopping centers for Ps. 60 million, (d) development of properties for Ps. 175 million, corresponding Ps. 1 million to "Distrito Arcos" project and Ps. 174 million to Shopping Neuquén project, (e)  supliers advances for investment acquisitions for Ps. 14 million, (f) Ps.  6 million improvements in our Office buildings and other rental properties and (g) Ps. 2 million were related to the acquisition of plots of lands.

In addition, our main investments in the agriculture business during the fiscal year 2015 were Ps. 181 million, mainly due (a) acquisition and development of owner occupied farmland for Ps. 153 million (including Ps. 93 million of subsidiary Brasilagro), (b)  Ps. 8 million in investment properties, (c) Ps. 6 million in machinery and equipment, (d) Ps. 5 million in vehicles, (e) Ps. 8 million in other building and facilities and (f) Ps. 1 million in furniture and fixtures.

Fiscal Year Ended June 30, 2014

Fiscal Year 2014. During the fiscal year ended June 30, 2014 we invested Ps. 318 million in the urban properties and investment business, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 6 million, Ps. 2 million and Ps. 3 million, respectively, (b) acquisition of furniture and fixtures, machinery and equipment, and other buildings and facilities for Ps. 10 million, (c) improvements made to our shopping centers for Ps. 61 million, (d) development of properties for Ps. 180 million, corresponding Ps. 100 million to "Arcos" project and Ps. 80 million to Shopping Neuquén project, (e)  supliers advances for investment acquisitions for Ps. 30 million, (f) Ps.  25 million improvements in our Office buildings and other rental properties and (g) Ps. 1 million were related to the acquisition of plots of lands.

In addition, our main investments in the agriculture business during the fiscal year 2014 were Ps. 118 million, mainly due (a) acquisition and development of owner occupied farmland for Ps. 97 million (including Ps. 58 million of subsidiary Brasilagro), (b)  Ps. 7 million in investment properties, (c) Ps. 6 million in machinery and equipment, (d) Ps. 3 million in vehicles, (e) Ps. 3 million in other building and facilities and (f) Ps. 1 million in furniture and fixtures.

Recent Developments

Cresud’s Recent Developments

Credit Line with IFISA.

On July 1º, 2016, we renewed the credit line with IFISA for up to 3,500,000 ADRs (previously 4,053,942) of our subsidiary IRSA, in which we are the lender and IFISA is the borrower. The term of the transaction was set at 30 days, renewable up to a maximum of 365 calendar days with an annual interest rate of 6%.

Selling of  "El Invierno" and "La Esperanza" farmlands, city of Rancul, province of La Pampa.

On July 6, 2016, we sold to an unrelated party the "El Invierno" and "La Esperanza" farmlands. The transaction included 2,615 hectares suitable for agricultural activities which are located in "Rancul" province of La Pampa. The total amount of the transaction was set at US$ 6 million (US$ / ha 2,294). US$ 5 million have been paid to date and the remaining balance of US$ 1 million, secured by a mortgage on the property, in 5 equal, consecutive and annual installments ending in August 2021.

Director renouncement

On September 6, 2016, David Alberto Perednik resigned, being its mandate up to June 30, 2016. Its replacement will be appointed in the next shareholder meeting.

Subscription of the Prior Commitment of Merger between Cresud and AGRO MANAGERS S.A.

In July 2016, Cresud made a shares purchase offer to the other shareholders of Ps. 5.5 million to acquire their total ownership interest, this offer was accepted. Thus, our direct interest increased to 100%.

On September 16, 2016, a pre-merger agreement was executed, by which all assets, rights and obligations of Agromanagers S.A. are transferred to us.

Annual Shareholders’ Meeting

Our annual shareholders’ meeting will be held on October 31, 2016, in order to consider and approve, among others, the following matters: (i) consideration of documents contemplated in section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2016; (ii) Consideration of the result of the fiscal year ended June 30, 2016 which resulted in a loss for the amount of Ps.1,401,856,585; (iii) consideration of Board of Directors’ performance; (iv) consideration of Supervisory Committee’s performance; (v) consideration of compensation payable to the Board of Directors for Ps.18,985,218 (total compensation) for the fiscal year ended June 30, 2016; (vi) consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2016; (vii) consideration of the appointment of Regular Directors and Alternate Directors, as applicable; (viii) appointment of Regular and Alternate Members of the Supervisory Committee; (ix) appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers; (x) updating of report on Shared Services Agreement; (xi) treatment of amounts paid as personal assets tax levied on the shareholders; (xii) consideration of the renewal of the delegation to the Board of Directors of the broadest powers to establish the time and currency of issuance, and other terms and conditions of the issuance of notes under the global note program, for up to US$ 300.000.000 currently in force in accordance with approval of the shareholders' meeting dated October 31, 2012, and November 14, 2014 and its extension for an additional amount of US$ 200.000.000 in accordance with the approval of the shareholders' meeting dated October 30, 2015; (xiii) consideration of granting indemnities to Messrs. Directors, Syndics and Managers who work or have worked in the Company in a manner subsidiary to D&O policies; (xiv) consideration of special financial merger statement of AGRO MANAGERS S.A.; special separate financial merger statements of Cresud and consolidated financial merger statements of Cresud with AGRO MANAGERS S.A. as of June 30, 2016 as well as the reports of the supervisory committee and the auditor. Consideration of the preliminary merger by absorption with AGRO MANAGERS S.A. and other related documentation. Authorizations and delegations. Appointment of proxy to grant definitive agreements and other formalities; (xv) consideration of the distribution of treasury shares.

Repurchased of notes

Since the end of fiscal year 2016 until October 7, 2016, we have repurchased Notes (Class XIV, XVI and XVIII) by operations in the local market with unrelated parties for a total amount of Ps.149,821,406, equivalent to the amount of NV 11,022,123.

IRSA’s Recent Developments

Operations Center in Argentina

Dolphin Netherlands shares subscription.

On August 10, 2016, through a subsidiary, IRSA subscribed additional shares of Dolphin Netherlands B.V. for a subscription price of US$ 3.2 million. As of June 30, 2016 IRSA owned 98.6% of Dolphin Netherlands B.V.

Issuance of Series VII and Series VIII Notes.

On September 8, 2016, IRSA issued the Series VII Notes, for Ps. 384,233,262, bearing an adjustable interest rate of BADLAR + 2.99% and the Series VIII Notes, for US$ 184,507,138, bearing interest at a fixed rate of 7% per year. Both Series mature on September 9, 2019. The use of proceeds was mainly to repay debt.

Redemption of Series I Notes.

On September 9, 2016, IRSA announced its intention to redeem all outstanding Series I Notes for a total amount of US$ 74.55 million. The redemption took place on October 11, 2016, and the redemption price was equal to 100% of the aggregate principal amount of the outstanding Notes plus accrued interest, as a result of the redemption, the outstanding amount of the Notes was cancelled in full.

Operations Center in Israel

ChemChina’s offer for Adama Agricultural Solutions Ltd.

On July 17, 2016, IRSA’s indirect subsidiary DIC, agreed to sell its remaining 40% in Adama to ChemChina for cash consideration of US$ 230 million and cancellation of a loan due to a Chinese bank. It is expected that the sale transaction be consummated by the first week of November 2016, subject to the fulfillment of certain conditions, including the receipt of Chinese regulatory and antitrust approvals.

Dismissal of liquidation request of IDBD.

On July 18, 2016, the Tel Aviv District Court dismissed the request for liquidation of IDBD and appointment of interim liquidator put forward by Hermetic Trust (1975) Ltd. on behalf of IDBD’s Series 9 bondholders.

Issuance of Notes by IDBD and DIC.

On August 2, 2016 IDBD issued a new Series of Debentures in the Israeli market for an amount of NIS 325 million due November 2019 at an annual interest rate adjustable by CPI plus 4.25%. The notes are pledged by shares of Clal Insurance Enterprise Holdings Ltd (“Clal”), subject to the approval of the Commissioner of Capital Markets, Insurance and Savings. IDBD is working to get the authorization to constitute the guarantee through the filing of an application to the Supreme Court asking for such approval. In case IDBD does not get the required approval, funds must be repaid with interest plus a penalty. on September 15, 2016, the High Court of Justice gave a partial judgment and decision, according to which it was decided, to reject the petition  for the most part and to grant an order which instructs the Commissioner to appear and show a reason for her opposition to the request of the company to pledge up to 5% of the shares of Clal Holdings, subject to an outline agreed to at the time by the company. Furthermore, the company maintains the right to accede to a proposal for compromise which was raised in the context of the discussion. A hearing date was set for January 2017.

Furthermore, DIC re-opened its issuance of Notes due 2025 for an additional principal amount of NIS 360 million.

Notes in IDBD and subsidiaries

In July 2016, Shufersal acquired Notes Series B shares with a Nominal Value of NIS 511 million by way of an additional issue of Notes Series F shares at a ratio of 1.175 for each NIS 1 nominal value of the Series B shares outstanding. The Notes Series B shares acquired by Shufersal were cancelled and delisted.

Acqusition of DIC shares from IDBD

On September 23, 2016, we acquired from IDBD 8,888,888 shares of Discount Investment Corporation (“DIC”) (DISI:TASE) for NIS 100 million (approximately US$ 26.7 million), equivalent to the 8.8% of DIC’s shares outstanding.

  B. BUSINESS OVERVIEW

General

We are a leading Latin American agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in Brasilagro, as well as in other Latin American countries. We are currently involved in several farming activities including grains and sugarcane production, cattle raising and milk production. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. In addition, we lease land to third parties and perform agency and agro-industrial services, including a meat packing plant. Our shares are listed on Mercado de Valores de Buenos Aires (“MVBA”) and the NASDAQ.

We are also directly and indirectly engaged in the real estate business through our subsidiary IRSA and its subsidiaries and joint ventures, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping centers, premium offices, and luxury hotels in Argentina, as well as the sales and development properties. Also, IRSA has international investments, that mainly operate in the United States in relation to the lease of office buildings and hotels in that country, and the investment in IDBD, one of the largest and most diversified investment groups of Israel, which, through its subsidiaries, participates in numerous markets and industry sectors, including real estate, retail, agroindustry, insurance, telecommunications, among others. IRSA’s shares are listed on the MVBA and the NYSE. We own 63.38% of the outstanding common shares of IRSA and a majority of our directors are also directors of IRSA.

During fiscal years ended June 30, 2016, 2015 and 2014, we had consolidated revenues of Ps. 35,384 million, Ps. 5,652 and Ps. 4,604 million, and consolidated net income/(loss) of Ps. 4,166 million, Ps. 1,767 million and Ps. 1,186 million, respectively. During the fiscal years ended June 30, 2015 and June 30, 2016, our total consolidated assets increased 986.7% from Ps. 15,276 million to Ps. 166,001 million, and our consolidated shareholders’ equity decreased 290.3% from Ps. 3,903 million to Ps. 15,232 million.

We operate in two businesses areas, namely, “Agricultural” and “Investment and Development Properties” businesses, as further described below.
In fiscal year ended June 30, 2016, the Company has changed the presentation of the agricultural business segments which are reviewed by the CODM for a better alignment with the current business vision and the metrics used to such end. Our Agricultural business is further comprised of three reportable segments:
●
The "Agricultural production" segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; breeding and/or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers; and planting, harvesting and sale of sugarcane. The new segment “agricultural production” aggregate the old segments crops, cattle, dairy and sugarcane:
■
Our “Crops” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation; the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops Segment had assets of Ps. 2,775 million and Ps. 1,913 million as of June 30, 2016 and 2015, respectively, representing 60% and 58% of our agricultural business assets at such dates, respectively. Our Crops segment generated operating income of Ps. 154 million, operating loss of Ps. 277 million and Ps. 140 million for fiscal years ended June 30, 2016, 2015 and 2014, respectively, representing 53%, (90%) and 368%, of our consolidated operating income/loss from Agricultural Business for such years, respectively.
■
Our “Cattle” segment consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle segment had assets of Ps. 815 million and Ps. 606 million as of June 30, 2016 and 2015, respectively, representing 18% and 18% of our agricultural business assets at such dates, respectively. Our Cattle segment generated operating income of Ps. 103 million, Ps. 36 million and Ps. 31 million for fiscal years ended June 30, 2016, 2015 and 2014 respectively, representing 35%, 12% and (82%), of our consolidated operating income from Agricultural Business for such years, respectively.
■
Our “Dairy” segment consists of breeding and/or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers. Our Dairy segment had assets of Ps. 77 million and Ps. 65 million as of June 30, 2016 and 2015, respectively, representing 2% and 2% of our agricultural business assets at such dates, respectively. Our Dairy segment generated operating loss of Ps. 8 million for fiscal year ended June 30, 2016, representing (3%), of our consolidated operating income from Agricultural Business for such years, respectively and operating income of Ps. 4 million and Ps. 5 million for fiscal year ended June 30, 2015 and 2014, representing 1% and (13%), of our consolidated operating income from Agricultural Business for such year.
■
Our “Sugarcane” segment consists of planting, harvesting and sale of sugarcane. Our Sugarcane segment had assets of Ps. 713 million and Ps. 410 million as of June 30, 2016 and 2015, respectively, representing 13% and 12% of our agricultural business assets at such dates, respectively. Our Sugarcane segment generated operating income of Ps. 63 million for the fiscal year ended June 30, 2016, representing 22% of our consolidated operating income from Agricultural Business for such year and operating loss of Ps. 13 million and Ps. 23 million for fiscal years ended June 30, 2015 and 2014, respectively, representing (4%) and 61%, of our consolidated operating income from Agricultural Business for such years.
●
Our “Land Transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of Ps. 13 million and Ps. 13 million as of June 30, 2016 and 2015, respectively, representing 0% and 0% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated operating loss of Ps. 12 million for fiscal year ended June 30, 2016, representing (4%) of our consolidated operating income from Agricultural Business for such year, respectively, and operating income of Ps. 552 million and Ps. 78 million for fiscal years ended June 30, 2015 and 2014, representing 180% and (205%), of our consolidated operating income from Agricultural Business for such years, respectively.
●
The "Other segments" segment includes, principally, agricultural services (for example, irrigation); leasing of the Company's farms to third parties; feedlot farming, slaughtering and processing in the meat refrigeration plant; and brokerage activities, among others. The new segment “Other segments” aggregate the old segments Agricultural Rentals and Services, Agro-industrial and Others:
■
Our “Agricultural Rentals and Services”segment consists of services (for example: irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services Segment had assets of Ps. 22 million and Ps. 118 million as of June 30, 2016 and 2015, respectively, representing 0% and 4% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services segment generated operating income of Ps. 53 million, Ps. 37 million and Ps. 7 million for fiscal years ended June 30, 2016, 2015 and 2014, respectively, representing 18%, 12% and (18%) of our consolidated operating income from Agricultural Business for such years.
■
Our “Agro-industrial” segment consists of feedlot farming and the slaughtering and processing in the meat refrigerating plant. Feedlot farming is distinctive and requires specific care and diets which differ from those provided to free-range cattle. This activity represents a separate operating segment due to the distinctive characteristics of the cattle feedlot system and the industrialized meat processing in the packing plant. Our Agro-industrial segment had assets of Ps. 71 million and Ps. 42 million as of June 30, 2016 and 2015, respectively, representing 2% and 1% of our agricultural business assets at such dates, respectively. Our Agro-Industrial segment generated operating income of Ps. 1 million for the fiscal year ended June 30, 2014, representing (3%) of our consolidated operating income from Agricultural Business for such year, and operating loss of Ps. 63 million and Ps. 35 million for the fiscal years ended June 30, 2016 and 2015, respectively, representing (22%) and (11%), of our consolidated operating income from Agricultural Business for such years, respectively.
■
Our “Others” segment consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure. This segment includes the brokerage and sale of inputs activities. Our Others segment had assets of Ps. 129 million and Ps.114 million as of June 30, 2016 and 2015, respectively, representing 3% and 3% of our agricultural business assets at such dates, respectively. Our Others segment generated operating income of Ps. 2 million, Ps. 3 million and Ps. 3 million for fiscal years ended June 30, 2016, 2015 and 2014, representing 1%, 1% and (8%) of our consolidated operating income for such years, respectively.

Our Agricultural business is further comprised of eight reportable segments:

·
Our “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; breeding and/or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of Ps. 4,380 million and Ps. 2,994 million as of June 30, 2016 and 2015, respectively, representing 95% and 91% of our agricultural business assets at such dates, respectively. Our Agricultural production segment generated operating income of Ps. 312 million, operating loss of Ps. 250 million and operating loss Ps. 127 million for fiscal years ended June 30, 2016, 2015 and 2014, respectively, representing 107%, (4%) and (3%), of our consolidated operating income/loss from Agricultural Business for such years, respectively.

·
Our “Land Transformation and Sales” segment comprises gains from the disposal and development of farmlands activities. Our Land Transformation and Sales segment had assets of Ps. 13 million and Ps. 13 million as of June 30, 2016 and 2015, respectively, representing 0% and 0% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated operating loss of Ps. 12 million for fiscal year ended June 30, 2016, representing (4%) of our consolidated operating income from Agricultural Business for such year, respectively, and operating income of Ps. 552 million and Ps. 78 million for fiscal years ended June 30, 2015 and 2014, representing 180% and (205%), of our consolidated operating income from Agricultural Business for such years, respectively.

·
Our “Others” segment consists of the aggregation of the remaining operating segments, which do not meet the quantitative thresholds for disclosure. This segment includes the brokerage and sale of inputs activities. Our Others segment had assets of Ps. 222 million and Ps.274 million as of June 30, 2016 and 2015, respectively, representing 5% and 8% of our agricultural business assets at such dates, respectively. Our Others segment generated operating loss of Ps. 8 million, operating income Ps. 5 million and operating income Ps. 11 million for fiscal years ended June 30, 2016, 2015 and 2014, representing (3%), 2% and (29%) of our consolidated operating income from Agricultural Business for such years, respectively.

We have decided to break down reporting of our Urban properties and investment business into an Operation Center in Argentina and an Operation Center in Israel. From the Operation Center in Argentina, the Company, through IRSA and its subsidiaries, manages the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor hotel REIT. From the Operation Center in Israel, the Company manages IDBD.

Operations Center in Argentina

We operate our business in Argentina through six reportable segments, namely “Shopping Centers”, “Offices and Others”, “Sales and Developments”, “Hotels”, “International” and “Financial Operations and Others” as further described below:

·
Our “Shopping Centers” segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenue from tenants. Our Shopping Centers segment had assets of Ps. 2,365 million and Ps. 2,400 million as of June 30, 2016 and 2015, respectively, representing 47.8% and 37.5% of our investment and development properties business assets for the Operations Center in Argentina at such dates, respectively. Our Shopping Centers segment generated operating income of Ps. 1,637 million, Ps. 1,190 million and Ps. 864 million, for fiscal years ended June 30, 2016, 2015 and 2014, respectively, representing 60.3%, 47.2% and 69.7%, of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

·
Our “Offices and Others” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants. Our Offices and Others segment had assets of Ps. 941 million and Ps. 1,036 million as of June 30, 2016 and 2015, respectively, representing 19.0% and 16.2% of our investment and development properties business assets for the Operations Center in Argentina at such dates, respectively. Our Offices and Others segment generated operating income of Ps. 219 million, Ps. 99 million and Ps. 160 million, for fiscal years ended June 30, 2016, 2015 and 2014, respectively, representing 8.1%, 3.9% and 12.9%, of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

·
Our “Sales and Developments” segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business. Our Sales and Developments segment had assets of Ps. 585 million and Ps. 466 million as of June 30, 2016 and 2015, respectively, representing 11.8% and 7.3% of our investment and development properties business assets for the Operations Center in Argentina at such dates, respectively. Our Sales and Developments segment generated operating income of Ps. 864 million, Ps. 1,099 million and Ps. 239 million, for fiscal years ended June 30, 2016, 2015 and 2014, respectively, representing 31.8%, 43.6% and 19.3%, of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

·
Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps. 174 million and Ps. 182 million as of June 30, 2016 and 2015, respectively, representing 3.5% and 2.8% of our investment and development properties business assets for the Operations Center in Argentina at such dates, respectively. Our Hotels segment generated, operating losses of Ps. 2 million and Ps. 13 million, and operating income of Ps. 10 million, for fiscal years ended June 30, 2016, 2015 and 2014, respectively, representing (0.1%), (0.5%) and 0.8%, of our consolidated operating income for the Operations Center in Argentina for such years.

·
Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country, and the results arising from investment in IDBD at fair value. We intend to continue evaluating investment opportunities outside Argentina as long as they offer attractive investment and development options. Our International segment generated operating losses of Ps. 2 million and operating income of Ps. 148 million, and operating losses of Ps. 30 million, for fiscal years ended June 30, 2016, 2015 and 2014, respectively, representing (0.1%), 5.9% and (2.4%), of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

·
Our “Financial Operations and Others” segment includes principally the income or loss generated by our associates Banco Hipotecario, BACS and Tarshop, and the residual financial operations of Metroshop carried on through Apsamedia. During fiscal year 2015, we decreased equity interest in Banco Hipotecario from 29.99% to 29.91%, held in the form of Class D shares, which are currently entitled to three votes per share. As of June 30, 2016, our investment in Banco Hipotecario generated income for Ps. 257 million. Tarshop’s operations consist primarily of lending and servicing activities related to the credit card offered to consumers at retail venues. Our Financial Operations and Others segment had assets of Ps. 1,709 million and Ps. 1,411 million as of June 30, 2016 and 2015, respectively, representing 34.6% and 22.0% of our investment and development properties business assets for the Operations Center in Argentina at such dates, respectively. Our Financial Operations and Others segment generated operating losses for Ps. 1 million, Ps. 3 million and Ps. 3 million, for fiscal years ended June 30, 2016, 2015 and 2014, respectively, representing 0.0%, (0.1%) and (0.2%) of our consolidated operating income for the Operations Center in Argentina for such years.

Operations Center in Israel

We operate our business in Israel through six reportable segments, namely “Real Estate”, “Supermarkets”, “Agrochemicals”, “Telecommunications”, “Insurances” and “Others” as further described below:

·
Our “Real Estate” segment includes mainly assets and operating income derived from business related to the subsidiary PBC. Through PBC, the Company operates rental properties and residential properties in Israel, United States and other parts of the world and carries out commercial projects in Las Vegas. Our Real Estate segment had net assets of Ps. 10,745 million as of June 30, 2016, representing 76.1% of our operating assets for the Operations Center in Israel at such date. Our Real Estate segment generated operating income of Ps. 617 million for fiscal year ended June 30, 2016, representing 85.7%, of our consolidated operating income for the Operations Center in Israel for such year.

·
Our “Supermarkets” segment includes assets and operating income derived from the business related to the subsidiary Shufersal. Through Shufersal, the Company mainly operates a supermarket chain in Israel. Our Supermarkets segment had net assets of Ps. 5,826 million as of June 30, 2016, representing 41.2% of our operating assets for the Operations Center in Israel at such date. Our Supermarkets segment generated operating income of Ps. 424 million for fiscal year ended June 30, 2016, representing 58.9%, of our consolidated operating income for the Operations Center in Israel for such year.

·
Our “Agrochemicals” segment includes income derived from the associate Adama. Adama is a company specialized in agrochemicals, particularly for the production of crops.. Our Agrochemicals segment generated operating income of Ps. 0 million for fiscal year ended June 30, 2016, for the Operations Center in Israel.

·
Our “Telecommunications” segment includes assets and operating income derived from the business related to the subsidiary Cellcom. Cellcom is a provider of telecommunication services and its main activities include the provision of mobile phone services, fixed line phone services, data and Internet, among others. Our Telecommunications segment had net assets of Ps. 5,688 million as of June 30, 2016, representing 40.3% of our operating assets for the Operations Center in Israel at such date. Our Telecommunications segment generated operating losses of Ps. 71 million for fiscal year ended June 30, 2016, representing (9.9%), of our consolidated operating income for the Operations Center in Israel for such year.

·
Our “Insurance” segment includes the investment in Clal. This company is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others. As indicated in Note 16 of the Financial Statements, 51% of the controlling shares of Clal are held in a trust following the instructions of the Israel Securities Commission in order to comply with the sale of the controlling shares of Clal; as a result, Clal is not fully consolidated on a line-by-line basis but rather in a single line as a financial instrument at fair value, as required by the IFRS under the current circumstances where no control is exercised. Our Insurance segment had assets of Ps. 4,602 million as of June 30, 2016, representing 32.6% of our operating assets for the Operations Center in Israel at such date. Our Insurance segment generated operating income of Ps. 0 million for fiscal year ended June 30, 2016, for the Operations Center in Israel.

·
Our “Others” segment includes the assets and income derived from other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, and others. Our Others segment had negative net assets of Ps. 12,737 million as of June 30, 2016, representing (90.2%) of our operating assets for the Operations Center in Israel at such date. Our Others segment generated operating losses of Ps. 250 million for fiscal year ended June 30, 2016, representing (34.7%), of our consolidated operating income for the Operations Center in Israel for such year.

Agricultural Business

As of June 30, 2016, we owned 27 farms with approximately 622,217 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. Approximately 96,710 hectares of the land we own are used for crop production, approximately 71,937 hectares are for Cattle production, 85,000 hectares are for sheep production, 2,231 hectares are for milk production and approximately 2,435 hectares are leased to third parties for crop and cattle beef production. The remaining 363,904 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have developed 23,196 hectares for crop production. Also, during fiscal year 2016 ended on June 30, 2016, we leased 41,966 hectares to third parties for crop production and 13,455 hectares for Cattle production

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land, and land under concession):

	2016(1)	2015(1)(6)	2014(1)(6)	2013(1)(6)	2012(1)(6)
Crops (2)	178,617	187,438	201,648	182,513	181,079
Cattle (3)	85,392	88,643	95,160	91,053	95,995
Milk/Dairy	2,231	2,864	2,864	2,780	3,022
Sheep	85,000	85,000	85,000	85,000	85,000
Land Reserves (4)	473,290	467,568	467,532	461,729	459,979
Own farmlands leased to third parties	2,435	10,026	13,111	31,593	25,538
Total (5)	826,965	841,539	865,315	854,668	850,613

(1)
Includes 35.72% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.72% interest.
(2)
Includes wheat, corn, sunflower, soybean, sorghum and others, including double crop production.
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

To such end, we seek to:

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

•
To increase cattle production we use advanced breeding techniques and technologies related to animal health. Moreover, we optimize the use of pastures and we make investments in infrastructure, including installation of watering troughs and electrical fencing. In addition, we have one of the few vertically integrated cattle processing operations in Argentina through Sociedad Anónima Carnes Pampeanas S.A.

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

Focus on preserving long-term value of our investment in our real estate subsidiary IRSA

As a leading company engaged in acquiring, developing and managing real estate, IRSA seeks to (i) generate stable cash flows through the operation of its real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of its asset portfolio by taking advantage of development opportunities, (iii) increase the productivity of its land reserves and enhance the margins of its development and sale of properties segment through partnerships with other developers, and (iv) look for opportunities abroad offering capital gain potential.

Operations Center in Argentina

• •
Shopping Center. Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping center industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets. We attempt to take advantage of the unsatisfied supply in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping centers in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1,000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.
Offices and Others. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider new opportunities on a selective basis to acquire or construct new rental office buildings.

•
Sales and Developments. We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering green space for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as electric power and water, and then selling lots for the construction of residential units. The scarcity of mortgage financing restricted the growth in low class home purchases and, as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. We seek to continue to acquire undeveloped land at locations we consider attractive within and outside Buenos Aires. In each case, our intention is to purchase land with significant development or appreciation potential to resell. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable pipeline of new development projects for upcoming years.

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

•
International. In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. In 2015, we sold the Madison building and we hold a 49.9% interest in a US company, whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we hold 49.0% of the voting securities of Condor Hospitality Trust REIT (NASDAQ: CDOR). We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development options.

Financial Operations and Other. Through our investment in Banco Hipotecario, the main mortgage-lending bank in Argentina, we believe that we are able to achieve good synergies in the long term with a developed mortgage market.

Operations Center in Israel

We hold, through Dolphin, 68.3% of IDBD, which is one of the largest and most diversified investment groups in Israel, which participates, through its subsidiaries, associates and joint ventures, in numerous markets and industry sectors, including real estate, retail, agricultural industry, insurance, telecommunications, among others. We seek to continue to reduce IDBD’s indebtedness level, simplifying its capital structure and nurturing a strategy in each business unit aimed at improving operating margins and the results of our investment.

·
Real Estate. PBC has partnered with IDBD in two projects based in Las Vegas, through IDBG Ltd., including commercial and office building project (Tivoli). The first stage of this project has been fully completed. The second stage of the project is undergoing the building and marketing stages, and will include commercial areas with a surface area of approximately 16,000 square meters and office areas with a surface area of approximately 12,000 square meters. We have already entered into lease agreements with an anchor tenant and other tenants covering approximately 66% of the commercial area included in the second stage of the project and around 8% of the office areas. We also expect to develop an additional project encompassing two residential buildings and, during the year under review, have sold all the remaining residential units of these buildings.

·
Supermarkets. Shufersal continued developing its business plan, with a focus on building a commercial and operating infrastructure to enable growth in the coming years; strengthening its competitive edge; offering more value to customers; and improving its service. Under its business plan, Shufersal continues expanding and strengthening its brand; boosting the development of its digital platforms, with “Shufersal Online” at the core; fostering new and supplementary operations in the sectors in which it currently operates; and streamlining its real property, including the closure and downsizing of existing branches and the opening of new ones.

·
Agrochemicals. As a part of Adama’s long-term strategy, in December 2015, Adama entered into a commercial cooperation agreement, according to which Adama will gradually become the sole distributor of formulated agrochemical products in China of several agrochemical companies controlled by China National Chemical Corporation (“ChemChina”). This cooperation is expected to support the strengthening of Adama’s status in the Chinese market, by combining sales of Adama’s products with products of ChemChina’s companies and setting up a significant distribution platform in China, starting at the beginning of 2016. On July 17, 2016, DIC, reported that it had accepted ChemChina’s offer for 40% of Adama Agricultural Solutions Ltd.’s shares, indirectly controlled by IDBD through DIC. For more information see “Recent Developments”.

·
Telecommunications. Cellcom operates in a highly competitive environment. The main elements of Cellcom’s business strategy are: offering comprehensive solutions to expand landline and mobile communication services, optimization of costs and expenses, including by means of carrying out streamlining measures.

·
Insurance. The investment managers make use of an advanced research department and an effective trading execution, to ensure a competitive advantage in order to achieve a fair long-term yield for policy holders, maximizing income from investments in accordance with the company’s risk appetite and the structure of liabilities in the portfolios.

·
Others. Includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

Our Principal Business Activities

During fiscal year ended June 30, 2016, we conducted our operations on 30 owned farms and 35 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time.

The following chart shows, for fiscal year 2016, the surface area in operation for each line of business:

The following chart illustrates, for the fiscal year ended on June 30, 2016, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

Agricultural Business

Land Transformation and Sales

Land Acquisitions

We intend to increase our farmland portfolio by acquiring large extensions of land with high appreciation potential. We also intend to transform the land acquired from non-productive to cattle breeding, from cattle breeding to farming, applying state-of-the-art technology to improve farming yields so as to generate higher land appreciation.

In our view, the sector’s potential lies in developing marginal areas and/or under-utilized areas. Thanks to the current technology, we may achieve similar yields with higher profitability than core areas, resulting in the appreciation of land values.

Over the past 15 years, prices of farmlands intended for agricultural production have increased in the southern hemisphere (mainly South America) but continue to be relatively low compared to the northern hemisphere (U.S. and Europe). Our financial strength relative to other Argentine producers gives us the chance to increase our land holdings at attractive prices, improve our production scale and create potential for capital appreciation.

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

The following chart shows certain information concerning our land acquisitions for each of the last 10 fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Amount of Acquisitions (Ps. million)
2006 (1)	1	45.9
2007 (2)	1	7.3
2008 (3)	2	4.5
2009 (4)	7	133.2
2010 (5)	1	5.0
2011 (6)	3	61.5
2012	-	-
2013	-	-
2014	-	-
2015	-	-
2016	-	-

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
(6)
Includes the acquisition of “La Primavera” and “4 Vientos” farmlands of 2,341 hectares and 2,659 hectares, respectively. In addition, it includes the acquisition of 943 hectares of the Mendoza farmland.

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

The following chart shows certain information concerning our land sales for each of the last 10 fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Gross Proceeds from Sales (Ps. million)	Profit(1) (Ps. million )
2006 (2)	1	16.1	9.9
2007 (3)	3	29.9	22.3
2008 (4)	2	23.0	20.0
2009 (5)	2	2.0	1.9
2010 (6)	1	18.6	13.7
2011 (7)	2	84.5	54.6
2012 (8)	3	118.3	63.2
2013 (9)	4	332.6	149.6
2014 (10)	2	148.5	91.4
2015(11)(12)	4	814.3	569.6
2016	-	-	-

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
(10)
Includes the sale of 883 hectares of “San Cayetano” farmland and the partial sale of 1,164 hectares of “Araucaria” farmland.
(11)
Includes the sale of 1,058 hectares of “La Adela” farmland, 24,624 hectares of “Chaco Paraguayo” farmland, 1,643 hectares of “Fon Fon” farmland and the remainder sale of 27,745 hectares of “Cremaq” farmland.

(12)
The sale of “La Adela” to our subsidiary IRSA was a transaction between related parties and generated therefore no results under the IFRS and it was not included in the gain from disposition of farms for Ps. 569.5 million.

After recording farm sales for Ps. 814 million in 2015, we did not close any transactions during fiscal year 2016. Specifically in Argentina, the farmland sale market was affected during the last years by the controls on capitals that prevailed until December 2015 and the profitability conditions of the business. With the new administration and new government policies for the farming industry we have seen a positive change in this market’s prospects. In this regard, after year-end we sold the “El Invierno” and “La Esperanza” farms, comprising 2,615 hectares used for agriculture and located in the district of “Rancul”, province of La Pampa, for US$ 6 million (US$ 2,294 per hectare). These farms’ book value was approximately Ps. 13.5 million; therefore, the transaction will result in a gain of Ps. 72 million, which will be recorded in the first quarter of fiscal year 2017.

Farmland Development

We consider that there is great potential in farmland development where, through the use of current technology, we may achieve similar yields with higher profitability than in core areas.

As of June 30, 2016, we owned land reserves in the region extending over more than 365,306 hectares of own farmlands that were purchased at very attractive prices. In addition, we have a concession 107,984 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

During fiscal year 2016, we conducted our land development business in Argentina mainly in Los Pozos, where we developed 2,486 hectares in La Paz and Don Mario modules. Moreover, we developed 548 hectares in La Suiza intended for agricultural production.

Our developments in Brazil, through our subsidiary Brasilagro, consisted of 4,416 hectares of developed land intended for agriculture.

In connection with our business in Paraguay, we developed, through CRESCA, 1,400 hectares for agricultural production.

Results

The following table shows this segment’s results for fiscal year 2016, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2016 vs. 2015
Revenues	-	-	-	-
Costs	(9)	(9)	(8)	0.0%
Gross Loss	(9)	(9)	(8)	0.0%
(Loss)/Gain from disposition of farmlands	(2)	570	91	-
Profit/(Loss) from operations	(12)	552	78	-
Segment Profit/(Loss)	(12)	552	78	-

Area under Development (hectares)	Developed 2014/2015	Developed 2015/2016
Argentina	1,703	3,034
Brazil	7,475	4,416
Paraguay (1)	2,367	1,400
Total	11,545	8,850

(1) Includes the farms of Cresca S.A. at 100%.

Agricultural Production

Crops and Sugarcane

Our crop production is mainly based on grains, oilseeds and sugarcane. Our main crops include soybean, wheat, corn, and sunflower. Other crops, such as sorghum and peanut, are sown occasionally and represent only a small percentage of total sown land.

Production

The following table shows, for the fiscal years indicated, our crop production volumes measured in tons:

Production Volume(1)	FY 2016	FY2015	FY2014	FY2013	FY2012
Corn	229,893	310,874	155,759	194,870	247,839
Soybean	168,916	279,608	242,349	220,540	196,515
Wheat	16,186	15,990	12,373	4,392	18,625
Sorghum	1,127	1,740	4,502	6,709	7,791
Sunflower	3,053	11,992	5,803	12,437	14,503
Other	6,432	6,999	2,476	5,002	6,774
Total Crops (tons)	425,607	627,203	423,262	443,950	492,047
Sugarcane (tons)	1,228,830	928,273	657,547	1,156,848	576,048
Cattle herd	7,714	7,812	6,970	7,723	8,936
Milking cows	491	524	489	470	445
Cattle (tons)	8,205	8,336	7,459	8,193	9,381
Milk (thousand of liters)	16,723	17,526	19,320	18,459	16,563

(1)
Includes CRESCA at 50%. Does not include Agro-Uranga S.A.

Below is the geographical distribution of our agricultural production for the last five seasons (in tons):

2016 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	189,708	19,982	13,233	6,969	229,893
Soybean	117,744	26,252	15,416	9,505	168,916
Wheat	15,525	-	661	-	16,186
Sorghum	56	-	773	298	1,127
Sunflower	3,053	-	-	-	3,053
Other	5,367	1,065	-	-	6,432
Total Grains and Other	331,453	47,299	30,083	16,772	425,607
Sugarcane	-	1,075,183	153,648	-	1,228,830

2015 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	253,929	40,102	10,199	6,644	310,874
Soybean	132,101	111,751	30,471	5,285	279,608
Wheat	15,990	-	-	-	15,990
Sorghum	538	-	406	796	1,740
Sunflower	11,992	-	-	-	11,992
Other	6,917	-	-	82	6,999
Total Grains and Other	421,467	151,853	41,076	12,807	627,203
Sugarcane	-	830,204	98,069	-	928,273

2014 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	93,388	50,102	11,445	826	155,761
Soybean	108,088	108,107	20,821	5,334	242,350
Wheat	12,373	-	-	-	12,373
Sorghum	1,367	-	2,487	648	4,502
Sunflower	5,756	-	47	-	5,803
Other	1,926	534	-	16	2,476
Total Grains and Other	222,898	158,743	34,800	6,824	423,265
Sugarcane	-	570,820	86,727	-	657,547

2013 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	145,949	34,630	14,291	-	194,870
Soybean	82,476	106,276	31,601	187	220,540
Wheat	3,111	-	1,281	-	4,392
Sorghum	3,766	-	2,638	305	6,709
Sunflower	12,090	-	347	-	12,437
Other	2,644	2,358	-	-	5,002
Total Grains and Other	250,036	143,264	50,158	492	443,950
Sugarcane	-	1,014,234	142,614	-	1,156,848

2012 Season	Argentina	Brazil	Bolivia	Paraguay	Total
Corn	153,889	72,387	21,563	-	247,839
Soybean	83,221	83,319	29,976	-	196,516
Wheat	17,637	-	988	-	18,625
Sorghum	3,360	-	4,431	-	7,791
Sunflower	13,210	-	1,293	-	14,503
Other	5,494	1,280	-	-	6,774
Total Grains and Other	276,811	156,986	58,251	-	492,048
Sugarcane	-	576,030	18	-	576,048

Sales

Below is the total volume of grains and sugarcane sold broken down into geographical areas, measured in millions of tons:

Volume of Sales(3)	FY2016			FY2015			FY2014			FY2013			FY2012
	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total	D.M.(1)	F.M.(2)	Total
Corn	217.3	37.9	255.2	269.7	0.0	269.7	179.9	0.0	179.9	233.3	37.8	271.1	202.3	21.8	224.1
Soybean	182.5	15.8	198.3	172.9	77.2	250.1	188.9	33.2	222.1	153.4	55.4	208.8	228.6	23.0	251.6
Wheat	17.3	29.3	46.6	7.0	0.1	7.1	11.4	0.0	11.4	10.7	0.0	10.7	15.2	5.5	20.7
Sorghum	1.0	0.0	1.0	1.6	0.0	1.6	3.8	0.0	3.8	5.8	0.0	5.8	8.5	0.0	8.5
Sunflower	10.4	0.0	10.4	5.2	0.0	5.2	9.7	0.0	9.7	10.6	0.0	10.6	18.1	0.0	18.0
Other	5.9	0.0	5.9	1.9	0.0	1.9	6.2	0.3	6.5	14.0	0.1	14.1	12.0	0.0	12.0
Total Grains (tons)	434.4	83.0	517.4	458.3	77.3	535.6	399.9	33.5	433.4	427.8	93.3	521.1	484.2	503	534.5
Sugarcane (tons)	1,219.7	0.0	1,219.7	924.5	-	924.5	675.7	-	675.7	1,179.9	-	1,179.9	636.3	-	636.3
Cattle herd	8.3	0.0	8.3	8.9	0.0	8.9	8.8	0.0	8.8	9.6	0.0	9.6	15.0	-	15.0
Milking cows	0.7	0.0	0.7	0.9	0.0	0.9	0.5	0.0	0.5	0.5	0.0	0.5	0.5	-	0.5
Beef-Cattle (tons)	9.0	0.0	9.0	9.8	-	9.8	9.3	-	9.3	10.1	-	10.1	15.5	-	15.5
Milk (in millions of liters)	15.5	0.0	15.5	16.9	-	16.9	18.8	-	18.8	17.9	-	17.9	16.3	-	16.3

(1) Domestic Market.
(2) Foreign Market.
(3) Includes Brasilagro and CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Does not include Agro-Uranga.

The following table shows the sown surface area assigned to crop production, classified into owned, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2016(1)(2)	2015(1)(2)	2014(1)(2)	2013(1)(2)	2012(1)(2)
Own	112,112	128,795	122,632	127,952	127,793
Under lease	43,309	58,167	58,030	45,624	44,508
Under concession	23,196	21,547	20,986	8,937	8,778
Leased to third parties	2,365	3,267	7,616	18,223	23,595
Total	180,982	211,776	209,264	200,736	204,674
(1)
Sown land may differ from that indicated under “Uses of Land”, since some hectares are sown twice in the same season and therefore are counted twice.
(2)
Includes CRESCA at 50%. Does not include Agro-Uranga.

Stock	2016 Season	2015 Season	2014 Season	YoY var 2016/2015	YoY var 2015/2014
Corn	21,233	61,157	17,604	(65.3%)	247.4%
Soybean	69,665	99,972	75,885	(30.3%)	31.74%
Sunflower	913	8,594	1,825	(89.4%)	370.9%
Sorghum	369	198	522	86.4%	(62.1%)
Wheat	4,964	9,377	681	(47.1%)	1,276.9%
Cotton	-	-	-	0.0%	0.0%
Sugarcane	-	-	-	0.0%	0.0%
Other	2,975	4,500	32,608	(33.9%)	(86.2%)
Total	100,119	183,798	129,125	(45.5%)	42.3%

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions that allow us to sow a diversified range of products. Our leased land for crops is mostly located in the Pampas region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or sharecropping agreements with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. The principal advantage of leasing farms is that leases do not require us to commit large amounts of capital to the acquisition of lands but allow us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

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

Wheat seeding takes place from June to August, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to August. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting season. A major part of production, especially soybean, wheat, corn and sorghum, is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

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

The initial duration of lease agreements is typically one crop season. Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or sharecropping agreements with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During fiscal year 2016, we leased to third parties a total of 35 farmlands, covering 56,003 hectares, including 11,718 hectares in Brazil. Out of the total leased area, 43,309 hectares were assigned to agricultural production, including double crops, and 12,635 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of sharecropping agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2016	2015	2014	2013	2012
Crops(1)	43,309	58,167	58,030	45,624	44,508
Cattle	12,635	13,501	18,549	12,635	12,635
(1)
Includes Brasilagro.

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2016, compared to the two preceding fiscal years:

Crops

In millions of Ps.	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2016 vs. 2015	YoY var 2015 vs. 2014
Revenues	1,152	987	837	16.8%	17.9%
Costs	(1,813)	(1,819)	(1,539)	(0.3%)	18.1%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,071	918	868	16.6%	5.8%
Changes in the net realizable value of agricultural products after harvest	208	(34)	(17)	-	100%
Gross profit	618	52	149	1088.5%	(65.1%)
General and administrative expenses	(174)	(159)	(147)	9.4%	8.2%
Selling expenses	(216)	(161)	(115)	34.2%	40.0%
Other operating results, net	(74)	(9)	(27)	722.2%	(66.6%)
Profit/(Loss) from operations	154	(277)	(140)	-	-
Share of profit/(loss) of associates and joint ventures	26	1	11	(2500.0%)	(90.9%)
Segment Profit/(Loss)	180	(276)	(129)	-	-

Sugarcane

In millions of Ps.	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2016 vs. 2015	YoY var 2015 vs. 2014
Revenues	294	198	124	48.5%	59.7%
Costs	(511)	(368)	(207)	38.8%	77.8%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	318	187	96	70.5%	94.8%
Gross profit	101	17	13	494.1%	30.8%
General and administrative expenses	(34)	(20)	(28)	70.0%	(28.6%)
Selling expenses	(8)	(8)	(8)	-	-
Other operating results, net	4	(2)	-	-	-
(Loss)/Profit from operations	63	(13)	(23)	-	-
Segment (Loss)/Profit	63	(13)	(23)	-	-

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets.  As of June 2016, our cattle aggregated 69,873 heads, and we had a total surface area of 85,392 hectares of own and leased lands devoted to this business activity.  In addition, we have leased to third parties 70 hectares assigned to these activities.

During the fiscal year ended June 30, 2016, our production was 7,714 tons, a 1.2% year-on-year decrease.

The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2016(1)	2015(1)	2014(1)	2013(1)	2012(1)
Cattle production	7,714	7,812	6,970	7,723	8,936
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

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of head of cattle for each activity:

	2016	2015	2014
Breeding stock	58,747	52,052	54,808
Winter grazing stock	11,126	12,102	10,932
Total Stock (heads)	69,873	64,154	65,740

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

Results

The following table shows this segment’s results for fiscal year 2016, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2016 vs. 2015	YoY var 2015 vs. 2014
Revenues	178	143	90	24.5%	58.9%
Costs	(268)	(225)	(161)	19.1%	39.8%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	254	167	145	52.1%	15.2%
Changes in the net realizable value of agricultural products after harvest	-	-	-	-	-
Gross Profit	164	85	74	92.9%	14.9%
General and administrative expenses	(40)	(26)	(27)	53.8%	(3.7%)
Selling expenses	(19)	(20)	(14)	(5.0%)	42.9%
Other operating results, net	(2)	(3)	(2)	(33.3%)	50.0%
Profit/ (Loss) from operations	103	36	31	186.1%	16.1%
Segment Profit / (Loss)	103	36	31	186.1%	16.1%

Dairy

As of June 30, 2016, we conducted our milk business in the dairy facility located in “El Tigre” farm in the Province of La Pampa, Argentina. We have a milking capacity of 1,788 cows per day and seek to increase total productivity through the application of new technologies including improved genetic management for milk production, strategic feeding plans, based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. We also use computer science applied to the milk business to make more efficient the manual labor by surveying the information supplied by the farm.

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

The following table sets forth, for the periods indicated, the average number of our dairy cows and average daily production per cow:

	2016	2015	2014
Average dairy cows per day (heads)	1,788	2,189	2,439
Milk Production/Dairy Cow/Day (liters)	23.81	21.48	19.69
At the closing of fiscal year 2016, we had 5,047 heads of cattle on 2,231 hectares involved in the production of milk; whereas as of June 30, 2015, we had 5,658 heads of cattle on 2,864 hectares.

Results

The following table shows this segment’s results for fiscal year 2016, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2016 vs. 2015	YoY var 2015 vs. 2014
Revenues	65	72	54	(9.7%)	33.3%
Costs	(135)	(133)	(104)	1.5%	27.9%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	74	75	63	(1.3%)	19.0%
Gross Profit	4	14	13	(71.4%)	7.7%
General and administrative expenses	(8)	(5)	(6)	60.0%	(16.7%)
Selling expenses	(4)	(4)	(2)	-	-
Other operating results, net	-	(1)	-	-	-
Profit / (Loss) from operations	(8)	4	5	-	-
Segment Profit / (Loss)	(8)	4	5	-	-

Agro-industrial Activities

This segment consists in the slaughtering and processing of beef in meat packing plants.

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

During fiscal year 2016, this segment recorded a net loss of Ps. 63.0 million compared to a net loss of Ps. 35.0 million in the previous fiscal year. Although the business was favored by the new government policies consisting in raising the exchange rate and lowering withholding taxes on beef exports, the positive impact of these measures was offset by a deterioration in the input/product ratios, explained by the fact that livestock prices and labor costs significantly outpaced the rise in beef prices for domestic consumption and in the international markets, as well as the prices of leather, this business’ main by-product.

Results

The following table shows this segment’s results for fiscal year 2016, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2016 vs. 2015	YoY var 2015 vs. 2014
Revenues	966	806	554	19.8%	45.4%
Costs	(925)	(739)	(480)	25.2%	54.0%
Gross profit	41	67	74	(38.8%)	(9.5%)
General and administrative expenses	(38)	(25)	(17)	52.0%	47.1%
Selling expenses	(67)	(77)	(55)	(13.0%)	40.0%
Other operating results, net	1	-	(1)	-	100.0%
(Loss)/Profit from operations	(63)	(35)	1	80.0%	3,600%
Segment (Loss)/Profit	(63)	(35)	1	80.0%	3,600%

Leases andAgricultural Services

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

In addition, in this segment we include the irrigation service we provide to our own farms leased to third parties.

Results

The following table shows this segment’s results for fiscal year 2016, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2016 vs. 2015	YoY var 2015 vs. 2014
Revenues	78	61	29	27.9%	110.3%
Costs	(20)	(21)	(17)	4.8%	23.5%
Gross Profit	58	40	12	45.0%	233.4%
General and administrative expenses	(4)	(2)	(4)	100%	(100.0%)
Selling expenses	(1)	(1)	(1)	-	-
Other operating results, net	-	-	-	-	-
Profit from operations	53	37	7	43.2%	428.6%
Segment Profit	53	37	7	43.2%	428.6%

Other

This segment includes part of our business through Futuros y Opciones (FyO), as grain trading is reflected in the Grains segment.

Futuros y Opciones.Com S.A. (FyO)

Futuros y Opciones.com’s main business is grain trading (grain brokerage, storage, futures and options, consulting and logistics services) and sale and distribution of own inputs and third-party products.

During this fiscal year FyO sold its website to Agrofy S.A., a company in which Cresud holds an equity interest.

As concerns the Grains business, revenues grew thanks to the increase in traded volumes as compared to the previous fiscal year, the effect of the devaluation and strong growth in trading revenues. The inputs business started to recover, and invoicing increased 6% as compared to the previous fiscal year.

During this fiscal year, financial income increased as compared to the previous year as a result of the investments made in mutual investment funds, LEBACS and government securities.

FyO continues to invest in systems for the inputs and grains businesses.

Concerning the goals for next year, the Grains business is expected to keep growing at the same pace as in the past years, aspiring to lead the grain trading business and to consolidate storage operations. As concerns inputs, FyO’s goals include consolidating its suite of products, increasing sales and improving margins. Other objectives include becoming a leading company in the knowledge of the grains markets, offering all businesses and services related to grain trading, and being digital innovators.

Results

The following table shows this segment’s results for fiscal year 2016, compared to the two preceding fiscal years:

In millions of Ps.	Fiscal Year 2016	Fiscal Year 2015	Fiscal Year 2014	YoY var 2016 vs. 2015	YoY var 2015 vs. 2014
Revenues	179	128	125	39.8%	2.4%
Costs	(140)	(105)	(101)	33.3%	3.9%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	-	-	-	-	-
Gross Profit	39	23	24	69.6%	(4.2%)
General and administrative expenses	(15)	(8)	(11)	87.5%	(27.3%)
Selling expenses	(23)	(13)	(11)	76.9%	18.2%
Other operating results, net	1	1	1	-	-
Profit from operations	2	3	3	33.3%	-
Share of Profit/(loss) of associates and joint ventures	(3)	-	-	-	-
Segment Profit	(1)	3	3	-	-

1 Note that the shareholders’ agreement was originally signed between Dolphin and ETH MBA Extra Holdings. On April 2014, Dolphin and CAA Extra Holding received the rights to become holders of the shares.

2 Includes the acquisition of investment properties, the acquisition of property, plant and equipment and suppliers advances for acquisition of property, plant and equipment for Ps. 2,040 million according to the Statement of cash flows, and non-cash transactions for Ps. 418 million as described in Note 20 - Cash flow information, of the Consolidated Financial Statements as of June 30, 2016.

3 Includes the acquisition of investment properties, the acquisition of property, plant and equipment and suppliers advances for acquisition of property, plant and equipment for Ps. 486 million according to the Statement of cash flows, and non-cash transactions for Ps. 2 million as described in Note 21 - Cash flow information, of the Consolidated Financial Statements as of June 30, 2015.

4 Includes the acquisition of investment properties, the acquisition of property, plant and equipment and suppliers advances for acquisition of property, plant and equipment for Ps. 435 million according to the Statement of cash flows, non-cash transactions for Ps. 1 million as described in Note 21 - Cash flow information of the Consolidated Financial Statements as of June 30, 2014.

Farmland Portfolio

As of June 30, 2016, we owned, together with our subsidiaries, 27 farms, with a total surface area of 622,217 hectares.

The following table sets forth our farm portfolio as of June 30, 2016:

Use of Farmlands Owned and under Concession as of June 30, 2016
	Locality	Province	Date of	Surface Area	Main Business	Cattle	Sheep	Dairy	Agriculture	Cattle
			Acquisition	(has)		(has)	(has)	(has)	(has)	(head)
El Recreo	Recreo	Catamarca	May 95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May ’95	239,639	Cattle/ Agriculture/ Natural woodlands	44,010			13,938	44,914
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,431	Agriculture				1,409
Las Playas (1)	Idiazabal	Córdoba	May ‘97	1,534	Agriculture/ Dairy				1,534
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation				4,294
La Suiza	Villa Angela	Chaco	Jun ‘98	36,380	Agriculture/ Cattle	26,700			3,414	15,300
La Esmeralda	Ceres	Santa Fe	Jun ‘98	9,370	Agriculture/ Cattle				7,885
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture/ Dairy			2,231	5,239	5,047
El Invierno(4)	Rancul	La Pampa	Jun ‘05	1,946	Agriculture				1,839
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	6,022	Agriculture				4,083
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	171
Las Vertientes	Las Vertientes	Cordoba	-	4	Silo
La Esperanza(4)	Rancul	La Pampa	Mar ‘08	980	Agriculture				402
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,566	Agriculture				3,736
San Rafael	Santa Cruz	Bolivia	Nov ‘08	2,969	Agriculture				2,269
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,340	Agriculture				636
Cuatro Vientos	Santa Cruz	Bolivia	Jun ‘11	2,658	Agriculture				1,844
Jeroviá/Marangatú/Udra (2)	Mariscal Estigarribia	Paraguay	Feb ‘09	58,754	Agriculture/ Natural woodlands	1,126			5,870
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	389	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov’03	9	Natural woodlands
Jatoba	Jaborandi/BA	Brazil	Oct ‘06	31,606	Agriculture				12,510
Alto Taquari	Alto Taquari/MT	Brazil	Aug ‘07	5,395	Agriculture				3,190
Araucaria	Mineiros/GO	Brazil	Mar ‘07	8,124	Agriculture				4,020
Chaparral	Correntina/BA	Brazil	Nov ‘07	37,182	Agriculture				14,398
Nova Buruti	Januária/MG	Brazil	Dec ‘07	24,211	Forestry
Preferencia	Barreiras/BA	Brazil	Sep ‘08	17,799	Cattle				6,566
Subtotal Own Farms				622,217		72,007	85,000	2,231	99,076	65,261
Agropecuaria Anta SA(3)	Las Lajitas	Salta		132,000		820			23,547	2,460
Subtotal Farms under Concession				132,000		820			23,547	2,460
Total				754,217		72,827	85,000	2,231	122,623	67,721

(1)      Hectares in proportion to our 35.72% interest in Agro-Uranga S.A.
(2)
Hectares in proportion to our 50.0% interest in CRESCA through Brasilagro.

(3)    Hectares in concession. They include 2,000 hectares operated by third parties.

(4)    On July 2016, we sold these farmlands.

Additional information about our Farmlands

Argentina

El Recreo

“El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

Los Pozos

The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2016, we used 13,938 hectares in agricultural production. As of June 30, 2016, there were 41,914 heads of cattle in this farm.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2016, 5,918 hectares were planted for agricultural production, including double crops. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

The “Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of June 30, 2016, the farm had a sown surface area, including double crops, of 7,079 hectares for grain production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,072 hectares in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2015/2016 farm season, a total of 4,294 hectares were sown, 513 hectares of which were sown under contractual arrangements with seed producers. We leased, in turn, 1,259 hectares to third parties. The remaining hectares are kept as land reserves.

La Suiza

 The “La Suiza” farm has a surface area of 36,380 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2016, “La Suiza” had a stock of approximately 15,300 heads of cattle. During the 2015/16 season, we used 3,414 hectares for agricultural production and 200 hectares for timber production.

La Esmeralda

The “La Esmeralda” farm has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm was acquired in June 1998. During the 2015/16 farm season, we used 7,885 hectares for production of corn, soybean, wheat, sunflower and sorghum.

El Tigre

The “El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,360 hectares. This farm has a high-tech dairy facility where we develop our milk production business in compliance with the highest quality standards. It is located in Trenel in the Province of La Pampa. As of June 30, 2016, 5,239 hectares were assigned to crop production, including double crops, and 2,231 hectares were assigned to milk production. This farm produced 16.2 million liters of milk in the fiscal year ended June 30, 2016, with an average of 1,838 cows being milked and an average daily production of 24.16 liters per cow.

El Invierno

The “El Invierno” farm was acquired on June 24, 2005 and has a surface area of 1,946 hectares.  It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2016, we used the land exclusively for crop production and planted 1,839 hectares. On July 5, 2016, we sold the farmlands “El Invierno” and “La Esperanza”. The total amount of the transaction was fixed at US$ 6.0 million (equivalent to Ps. 90.1 million). This transaction included 2,615 hectares of land suitable for agricultural production.

San Pedro

 The “San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2015/2016 farm season, 4,083 hectares were used for agricultural production, including double crops.

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

La Esperanza

In 2008 we acquired “La Esperanza” farm located in the Province of La Pampa with a surface area of 980 hectares. The transaction was agreed for a price of US$ 1.3 million that has been paid in full. During the year ended June 30, 2015, we used this farm solely for crop production. On July 5, 2016, we sold the farmlands “El Invierno” and “La Esperanza”. The total amount of the transaction was fixed at US$ 6.0 million (equivalent to Ps. 90.1 million). This transaction included 2,615 hectares of land suitable for agricultural production.

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

Bolivia

Las Londras

On January 22, 2009, the bill of purchase for "Las Londras" farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2015/2016 farm season it was used for crop production.

San Rafael

On November 19, 2008, the bill of purchase for "San Rafael" farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2015/2016 farm season.

Cuatro Vientos

On June 3, 2011, we executed the purchase agreement for the “Cuatro Vientos” farm, with a surface area of approximately 2,658 hectares, allocated to sugarcane production. Its purchase price was US$ 8.4 million.

La Primavera

On June 7, 2011 we acquired “La Primavera” farm, with a surface area of approximately 2,340 hectares. During the 2015/2016 season, this farm was used for crop production.

Brazil (through our subsidiary Brasilagro)

Jatobá

Jatobá is a farm in the northeastern region of Brazil, with a total surface area of 31,606 hectares, 12,510 of which are intended for agriculture. Jatobá was acquired in March 2007 for BRL 33 million. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia.

Araucária

Araucária is a farm located in the municipal district of Mineiros, in the State of Goiás, and it has a total surface area of 8,124 hectares, 4,020 of which are used for agriculture. Araucaria was acquired in 2007 for BRL 70.4 million. Before we purchased it, Araucária had been used for grain planting. The farm was transformed, and at present it is planted with sugarcane.

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso, and it has a total surface area of 5,395 hectares, 3,190 of which are used for agriculture. The farm was acquired in August 2007 for BRL 33.2 million. Before we purchased it, the farm had been used for agriculture and Cattle raising. Following its transformation, it is being used for sugarcane production.

Chaparral

Chaparral is a 37,182hectare farm, with 14,398 hectares used for agriculture. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007 for BRL 47.9 million.

Nova Buriti

Located in the municipal district of Januária, State of Minas Gerais, Nova Buriti has a surface area of 24,211 hectares. Nova Buriti was acquired in December 2007 for BRL 21.6 million. It is located in the southeastern region of Brazil and it is close to the large iron industries. At present, it is undergoing proceedings for obtaining the environmental licenses required for starting operations.

Preferencia

Preferencia is located in the municipal district of Barreiras, in the State of Bahia. It has a total surface area of 17,799 hectares, 6,566 of which are used for cattle activities. It was acquired for R$ 9.6 million in September 2008. The farm is being transformed into a pasturing area and will be later developed for agricultural purposes.

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

Silos

As of June 30, 2016, we had a storage capacity of approximately 25,620 tons (including 35.723% of the storage capacity of over 14,950 tons available at Agro-Uranga S.A.).

The following table shows, for the fiscal years presented, our storage facilities:

	As of year ended June 30,
	2016(2)	2015(2)	2014(2)	2013(2)	2012(2)
Las Vertientes (1)	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341	5,341	5,341
Brasilagro	10,279	10,279	90,200	90,200	90,200
Total	25,620	25,620	105,541	105,541	105,541
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

Prices in the beef cattle market in Argentina are basically fixed by local supply and demand. The Liniers Market (on the outskirts of the City of Buenos Aires) provides a standard in price formation for the rest of the domestic market. In this market live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Dairy

During fiscal year 2016 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2016 our sales from the agribusiness segment (excluding sales of farms) were made to approximately 850 customers. Sales to our ten largest customers represented approximately 70% to 75% of our net sales. Of these customers, our biggest three customers were Bunge Argentina S. A., Cargill S.A.C.I. and Vicentin S.A.I.C. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of corn and soybean in general take place from March to September. Sunflower is harvested from December to May. Wheat is harvested from October to January. Peanut is harvested from April to July. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in March and October, while wheat and sunflower are harvested between August and September. In Brasil, our crops are harvested from March to May and our sugarcane is harvested from April to November. Other segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Regulation and Governmental Supervision of our Agricultural Business

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

The Secretary of Agriculture, Livestock, Fishing and Food Products granted to our subsidiary Sociedad Anónima Carnes Pampeanas up to 1,400 tons to export beef under the Cuota Hilton for the July 2015-June 2016 period.

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

As of June 30, 2016, we owned land reserves extending over 365.306 hectares, which are located in under-utilized areas where agricultural production is not yet fully developed. We also have 107,984 hectares under concession as reserves for future developments. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, existing or future environmental regulations may prevent us from developing our land reserves, requiring us to maintain a portion of such land as unproductive land reserves.

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

·
deprive obligations of their nature or limit liability for damages;

·
imply a waiver or restriction of consumer rights and an extension of seller rights; and

·
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

Urban Properties and Investments Business (through our subsidiary IRSA)

We decided to break down the operations of our subsidiary IRSA Inversiones y Representaciones S.A. into an Operation Center in Argentina and an Operation Center in Israel. From the Operation Center in Argentina, we, through IRSA and its subsidiaries, manage the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust hotel REIT. From the Operation Center in Israel, we manage IDBD.

As of June 30, 2016, our investment in IRSA’s common shares amounts to 63.38%.

The following information corresponds to data of the segments extracted from our subsidiary IRSA Inversiones y Representaciones S.A.’s Annual Report and Financial Statements as of June 30, 2016.

The revenue figures for fiscal year 2016 described in the different tables correspond to the twelve-month period reported in IRSA’s Financial Statements.

Description of main operations

Operation Center in Argentina.

Shopping Centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, IRSA Commercial Properties. As of June 30, 2016, IRSA Commercial Properties operated and owned a majority interest in sixteen shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two of which are located in the greater Buenos Aires metropolitan area (Alto Avellaneda and Soleil Premium Outlet) and the other ones located in different Argentine provinces: Alto NOA in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos in the City of Córdoba, La Ribera Shopping in the City of Santa Fe, and Alto Comahue in the City of Neuquén.

As of June 30, 2016, we owned, through IRSA, 94.61% of IRSA Commercial Properties. The remaining shares are held by the public investor and traded on the Bolsa de Comercio de Buenos Aires and the related ADRs are listed and traded on the NASDAQ (USA) under the ticker “IRCP.”

As of June 30, 2016, IRSA Commercial Properties’s shopping centers comprised a total of 333,155 square meters of gross leasable area (“GLA”) (excluding certain space occupied by hypermarkets which are not our tenants). For fiscal year 2016, the occupancy rate of IRSA Commercial Properties’s shopping center portfolio was approximately 98.4%.

We centralized management of our shopping centers in IRSA Commercial Properties, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our shopping center as of June 30, 2016:

Shopping Centers	Date of Acquisition	Location	Gross Leasable Area sqm (1)	Stores	Occupancy Rate (2)	IRSA Commercial Properties’ Interest (3)	Book Value (in millions of Ps.) (4)
Abasto (5)	Jul-94	City of Buenos Aires, Argentina	36,738	170	99.8%	100.0%	259
Alto Palermo	Nov-97	City of Buenos Aires, Argentina	18,966	142	99.6%	100.0%	209
Alto Avellaneda	Dec-97	Province of Buenos Aires, Argentina	35,887	134	100.0%	100.0%	128
Alcorta Shopping	Jun-97	City of Buenos Aires, Argentina	15,877	112	89.1%	100.0%	123
Patio Bullrich	Oct-98	City of Buenos Aires, Argentina	11,783	88	99.1%	100.0%	103
Alto Noa	Mar-95	Salta, Argentina	19,040	89	100.0%	100.0%	33
Buenos Aires Design	Nov-97	City of Buenos Aires, Argentina	13,903	62	95.7%	53.7%	6
Mendoza Plaza	Dec-94	Mendoza, Argentina	42,043	139	95.2%	100.0%	93
Alto Rosario (5)	Nov-04	Santa Fe, Argentina	28,796	143	100.0%	100.0%	129
Córdoba Shopping	Dec-06	Córdoba, Argentina	15,582	110	99.2%	100.0%	49
Dot Baires Shopping	May-09	City of Buenos Aires, Argentina	49,641	150	100.0%	80.0%	374
Soleil Premium Outlet	Jul-10	Province of Buenos Aires, Argentina	13,991	78	100.0%	100.0%	80
La Ribera Shopping	Aug-11	Santa Fe, Argentina	9,851	63	99.3%	50.0%	24
Distrito Arcos (6)	Dec-14	City of Buenos Aires, Argentina	11,170	60	97.0%	90.0%	279
Alto Comahue (7)	Mar-15	Neuquén, Argentina	9,890	102	96.6%	99.1%	319
Patio Olmos (8)	Sep-07	Córdoba, Argentina	-	-	-	100%	26
TOTAL GENERAL			333,158	1,642	98.4%		2,210
(1) Corresponds to the total leaseable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing square meters leased under leases in effect by gross leaseable area as of fiscal year end.
(3) Our effective interest in each of its business units.
(4) Cost of acquisition, plus improvements, less accumulated depreciation. Values expressed in million of pesos (Ps.).

(5) Excludes Museo de los Niños (3,732 sqm in Abasto and 1,261 sqm in Alto Rosario).
(6) Opening December 18, 2014.
(7) Opening March 17, 2015.
(8) IRSA CP owns the historic building of the Patio Olmos shopping center in the province of Cordoba, operated by a third party.

Accumulated Rental Income as of June 30, 2016, 2015 and 2014

The following table shows certain information concerning Accumulated Rental Income as of June 30, 2016, 2015 and 2014 of our IRSA Commercial Properties subsidiary’s shopping centers:

As of June 30,
	2016	2015	2014
	(In million of Ps.)
Abasto	384	302	238
Alto Palermo	392	295	244
Alto Avellaneda	265	200	161
Alcorta Shopping	187	141	106
Patio Bullrich	118	98	79
Alto Noa	73	51	39
Buenos Aires Design	45	35	27
Mendoza Plaza	119	92	74
Alto Rosario	182	138	100
Córdoba Shopping- Villa Cabrera	68	54	40
Dot Baires Shopping	261	199	158
Soleil Premium Outlet	80	59	44
La Ribera Shopping	21	13	9
Distrito Arcos (1)	78	23	-
Alto Comahue (2)	48	12	-
Total income(3)	2,321	1,712	1,319

(1) Opening was on December 18, 2014.
(2) Opening was on March 17, 2015.
(3) Does not include income neither from Fibesa or from Patio Olmos.

Tenant Retail Sales(1)(2)

The following table contains a breakdown of approximate total tenant retail sales in millions of Pesos at the shopping centers in which we had an interest for the fiscal years shown:

As of June 30,
	2016	2015	2014
	(In million of Ps.)
Abasto	4,043	3,150	2,447
Alto Palermo	3,499	2,662	2,111
Alto Avellaneda	3,781	2,913	2,334
Alcorta Shopping	1,900	1,475	1,120
Patio Bullrich	1,061	889	689
Alto Noa	1,369	1,069	766
Buenos Aires Design	414	326	272
Mendoza Plaza	2,369	1,907	1,515
Alto Rosario	2,628	1,952	1,378
Córdoba Shopping- Villa Cabrera	991	756	547
Dot Baires Shopping	3,254	2,571	2,008
Soleil Premium Outlet	1,282	938	664
La Ribera Shopping	634	398	281
Distrito Arcos (2)	962	340	-
Alto Comahue (3)	717	182	-
Total sales	28,904	21,527	16,132

(1)
Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such Shopping Center. Excludes sales from stands and spaces used for special exhibitions.
(2)
Opening was on December 18, 2014.
(3)
Opening was on March 17, 2015.

Accumulated Sales per type of Business

	As of June 30,
	2016	2015	2014
	(In millions of Ps.)
Anchor Store	1,591	1,299	1,098
Clothes and footwear	15,201	11,125	7,940
Entertainment	1,026	741	547
Home	784	617	486
Home Appliances	3,862	2,994	2,527
Restaurant	2,722	1,938	1,477
Miscellaneous	3,368	2,589	1,922
Services	352	223	136
Total	28,906	21,526	16,133

Occupancy Rate

The following table showssets forth the occupancy rate expressed as a percentage of the gross leasable area as of the closing dates stated at the end of the following fiscal years set forth below:

	As of June 30,
	2016	2015	2014
Abasto	99.8%	100.0%	99.4%
Alto Palermo	99.6%	99.7%	98.9%
Alto Avellaneda	100.0%	99.9%	99.5%
Alcorta Shopping	89.1%	100.0%	99.8%
Patio Bullrich	99.1%	100.0%	99.6%
Alto Noa	100.0%	100.0%	99.7%
Buenos Aires Design	95.7%	94.6%	92.3%
Mendoza Plaza	95.2%	96.1%	95.0%
Alto Rosario	100.0%	97.9%	97.0%
Córdoba Shopping Villa Cabrera	99.2%	99.8%	99.8%
Dot Baires Shopping	100.0%	99.7%	99.7%
Soleil Premium Outlet	100.0%	99.4%	100.0%
La Ribera Shopping	99.3%	99.3%	99.6%
Distrito Arcos	97.0%	97.3%	-
Alto Comahue	96.6%	94.2%	-
Total Percentage	98.4%	98.7%	98.4%

Rental Price

The following table shows the annual average accumulated rental price per square meter for the fiscal years ended June 30, 2016, 2015 and 2014:(1)

	As of June 30,
	2016	2015	2014
	(in Ps.)
Abasto	10,456.4	8,227.2	6,254.6
Alto Palermo	20,663.9	15,107.9	12,618.5
Alto Avellaneda	7,389.7	5,443.2	4,400.3
Alcorta Shopping	11,759.4	9,106.1	7,000.2
Patio Bullrich	10,056.9	8,452.8	6,762.3
Alto Noa	3,814.7	2,656.6	2,022.5
Buenos Aires Design	3,264.2	2,543.2	1,874.9
Mendoza Plaza	2,831.3	2,181.1	1,802.8
Alto Rosario	6,303.1	4,847.2	3,390.4
Córdoba Shopping Villa Cabrera	4,367.3	3,552.0	2,503.8
Dot Baires Shopping	5,265.1	4,001.7	3,389.3
Soleil Premium Outlet	5,726.0	4,242.5	2,908.4
La Ribera Shopping	2,109.4	1,340.3	1,129.7
Distrito Arcos (2)	6,993.8	1,891.1	-
Alto Comahue (3)	4,832.1	1,236.1	-

(1)
Correspond to consolidated annual accumulated rental prices according to the IFRS divided by gross leaseable square meters. Does not include income from Fibesa or Patio Olmos.

(2)
Opening was on December 18, 2014.

(3)
Opening was on March 17, 2015.

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

Year of expiration	Number of Agreements (1)	Square meters to expire	Percentage to expire	Amount (In million of Ps.) (3)	Percentage of Agreements
2016	171	33,155.2	10%(1)	96.29	8%
2017	487	83,781.3	25%	356.83	30%
2018	403	69,906.2	21%	308.86	26%
2019 and subsequent years	581	146,312.7	44%	409.13	35%
Total (2)	1,642	333,155.4	100%	1,171.11	100%

(1) Including vacant stores relating to leases expired as of June  30, 2016. A lease may be associated to one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) Annual base rent of each agreement as in effect as of June 30, 2016.

New Agreements and Renewals

The following table shows certain information about lease agreements as of June 30, 2016:

Type of Business	Number of Agreements	Annual Base Rent Amount (million Ps.)	Annual Admission Rights Amount (million Ps.)	Average Annual Base Rent per sqm (Ps.)		Number of non-renewed agreements(1)	Non-renewed agreements(1) Annual Base Rent Amount (million Ps.)
				New and renewed	Former agreements
Clothing and footwear	456	345.3	95.9	6,394.0	4,029.7	515	366.1
Miscellaneous(2)	103	76.1	25.0	3,622.4	2,904.1	118	91.6
Restaurant	86	45.0	8.3	3,990.2	3,381.3	130	74.5
Home & décor	43	19.5	5.4	3,735.3	2,480.8	48	26.4
Houseware	26	39.5	4.0	4,997.9	3,216.9	25	29.2
Entertainment	9	13.5	1.1	673.3	322.9	23	17.2
Services	12	6.4	0.5	1,867.2	1,702.2	48	20.7
Total	735	545.2	140.3	4,435.8	2,550.3	907	625.9

(1)
Includes vacant stores as of June 30, 2016. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)
Miscellaneous includes Anchor Store.

Depreciation.

Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

Principal Terms of the Leases.

Under the Civil and Commercial Code, lease terms may not exceed fifty years, except for leases regulated by Law No.25,248. See Item. Key Information. “Risk Factors—Risks Relating to IRSA.” Generally, our lease agreements provide terms of three to ten years.

Leasable space in the Company’s shopping centers is marketed through an exclusive arrangement with its wholly owned subsidiary and real estate brokers Fibesa. The Company has a standard lease agreement, the terms and conditions of which are described below, which it uses for most tenants. However, the Company’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”), which generally ranges between 4% and 12% of tenant’s gross sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 18% and 27% on an annual and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

In addition to rent, IRSA charges most of its tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments, which range between three and six. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without IRSAs consent.

IRSA is responsible for supplying each shopping center with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. Each rental unit at our properties is connected to these systems. The Company also provides food court tenants with sanitation and with gas connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. IRSA determines this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

IRSA carries out promotional and marketing activities to increase consumer traffic at the shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by IRSA. Every month, tenants contribute to the CPF an amount equal to approximately 15% of their total rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. IRSA may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set in the corresponding lease for the contributions to the CPF. IRSA may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. IRSA may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

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

Sources of Shopping Center Sales

Set forth below is a breakdown of the sources of sales by tenants of the shopping centers stated in millions of Pesos for fiscal years ended June 30, 2016, 2015 and 2014:

		As of June 30,
	2016	2015	2014
Anchor Store	1,590.5	1,299.3	1,098.4
Clothing and footwear	15,201.4	11,124.8	7,940.1
Entertainment	1,025.7	740.6	546.5
Home	783.9	617.1	486.4
Home Appliances	3,861.5	2,994.2	2,526.5
Restaurants	2,722.2	1,938.4	1,476.8
Miscellaneous	3,368.2	2,589.4	1,922.3
Services	351.5	223.1	135.8
Total	28,904.9	21,526.9	16,132.8

Competition

Given that most of our shopping centers are located in densely populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping.centers. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table sets forth certain information relating toconcerning the most importantsignificant owners and operators of shopping centers in Argentina:.

Company	Shopping Center	Location (1)	Gross Leasable Area (2)(sq.m.)	Stores	National GLA Percentage (2)	Stores Percentage (2)
IRSA Commercial Properties
	Dot Baires Shopping	CABA	49,641	150	2.14%	2.16%
	Mendoza Plaza Shopping	Mendoza	42,043	139	1.81%	2.00%
	Abasto de Buenos Aires	CABA	40,470	170	1.74%	2.45%
	Alto Avellaneda	GBA	35,887	134	1.54%	1.93%
	Alto Rosario	Rosario	30,057	143	1.29%	2.06%
	Alto Palermo Shopping	CABA	18,966	142	0.82%	2.05%
	Alto Noa	Salta	19,040	89	0.82%	1.28%
	Alcorta Shopping	CABA	15,877	112	0.68%	1.62%
	Córdoba Shopping	Córdoba	15,582	110	0.67%	1.59%
	Soleil Premium Outlet	GBA	13,991	78	0.60%	1.12%
	Buenos Aires Design	CABA	13,903	62	0.62%	0.89%
	Distrito Arcos	CABA	11,170	60	0.48%	0.87%
	Patio Bullrich	CABA	11,738	88	0.51%	1.27%
	La Ribera Shopping	Santa Fe	9,851	63	0.42%	0.91%
	Alto Comahue	Neuquen	9,890	102	0.43%	1.47%
	Subtotal		338,198	1,642	14.55%	23.67%
Cencosud S.A.
	Subtotal		650,256	1,456	28.01%	21.02%
Other
Operators
	Subtotal		1,334,846	3,836	57.44%	55.32%
	Total		2,323,278	6,934	100%	100%

(1)
“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.

(2)
Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers, CASC). Figures may not sum due to rounding.

Source: Argentine Chamber of Shopping Centers.

Seasonality.

Our business is affected by seasonality, influencing the level of our tenants’ sales. During summer holidays (January and February) our tenants’ sales typically reach their minimum level, whereas during winter holidays (July) and in December (Christmas) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping centers’ sales. Sales at discount prices at the end of each season are also one of the main seasonal factors affecting our business.

Offices and Others

According to Colliers International, as of June 30, 2016, the A+ and A office inventory remained stable since end of 2015 at 1,655,954 sqm. In terms of rental availability, there was a 1% decrease in the vacancy rate to 6.4% during the second quarter of 2016 compared to the same period the previous year. Thus, the vacancy rate has remained stable between 6% and 8% since 2010. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values. According to the market segments, class A properties show a vacancy rate of 7% for the entire stock, while A+ properties buildings show a vacancy rate of 5%.

During the second quarter of 2016, net absorption was negative at 400 sqm, i.e., more meters have become vacants than the ones which have been occupied, a situation that had not be seen since 2012. This behavior of demand is mainly explained by the sub-market Zona Norte GBA, which concentrates most of the spaces that have become vacant. On the other hand, that area has experienced vacancies in A+ properties (-2,908 sqm) which mainly migrated to class A properties (as it increased by 2,474 sqm).

During the second quarter of 2016, rental prices remained steady as compared to the general average prices seen over the past ten years (US$24.80 per square meter). Compared to the previous quarter, a 2.5% increase was recorded (from US$24.10 per square meter to US$24.70 per square meter). This slight increase shows a 1.4% increase in rental prices for A+ properties (US$27.20 per square meter in the second quarter against US$26.80 per square meter in the first quarter) and a 2.4% increase in rental prices for A properties (US$23.40 per square meter in the second quarter against US$22.90 per square meter in the first quarter). The spread between both categories is US$3.80 and reached US$12 in low vacancy periods.

 In turn, the sub-market Catalinas currently features the lowest prices in the market. The average value of the properties in such area is US$27.90 per square meter. This value is expected to increase over the next few months due to the addition of new towers with prices already over US$35 per square meter in the inventory.

At June 30, 2016, the sub-market Zona Norte GBA shows average rental prices of US$23.30, comparable to values reported in June 2015. Moreover, during the same month, the vacancy rate was 8.9%, compared to 9.5% in June 2015.

We are engaged in the acquisition and management of office buildings and other rental properties in Argentina. As of June 30, 2016, we directly and indirectly owned interests in office and other rental properties, which comprised 333,962 square meters of gross leaseable area. Out of these properties, eight were office properties, which comprised 81,020 square meters of gross leaseable area. For fiscal year 2016, we had revenues from Offices and other non-shopping center rental properties of Ps. 340 million.

All our office rental properties in Argentina are located in the City of Buenos Aires. For the year ended June 30, 2016, the average occupancy rate for all our properties in the Offices and Others segment was approximately 84.7%.

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

Properties.

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties:

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	Annual accumulated rental income as of June 30, (in millions of Ps.)(4)			Book Value (in millions of Ps.)
						2016	2015	2014
Offices
Edificio República(5)	04/28/08	19,885	100.0%	100.0%	7,637	72	62	46	191
Torre BankBoston(5)	08/27/07	14,873	100.0%	100.0%	5,098	56	42	35	130
Bouchard 551	03/15/07	-	-	100.0%	-	3	10	24	9
Intercontinental Plaza(5)	11/18/97	6,569	100.0%	100.0%	2,036	28	56	40	12
Bouchard 710(5)(6)	06/01/05	15,014	100.0%	100.0%	7,020	68	48	34	79
Dique IV(9)	12/02/97	-	-	-	-	15	32	25	-
Maipú 1300	09/28/95	1,353	100.0%	100.0%	486	6	16	15	6
Libertador 498	12/20/95	620	100.0%	100.0%	611	6	2	3	4
Suipacha 652/64(5)	11/22/91	11,465	90.7%	100.0%	2,085	22	16	13	12
Dot Building (5)	11/28/06	11,242	100.0%	80.0%	3,521	31	27	19	121
Subtotal Offices		81,021	98.7%	N/A	28,494	307	311	254	564

Other Properties
Santa María del Plata	10/17/97	106,610	100.0%	100.0%	676	12			13
Nobleza Picardo (7)	05/31/11	109,610	74.8%	50.0%	185	2	8	8	7
Other Properties (8)	N/A	38,646	42.8%	N/A	1,714	11	7	3	44
Subtotal Other Properties		154,942	80.3%	N/A	2,575	25	15	11	64

Total Offices and others (7)		335,887	84.7%	N/A	31,069	332	326	265	628

(1) Corresponds to the total leaseable surface area of each property as of June 30, 2016. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leaseable area as of June 30, 2016.
(3) The lease agreements in effect as of June 30, 2016 were computed for each property.
(4) Corresponds to total consolidated lease agreements.
(5) Through IRSA CP.
(6) On July 29, 2016, we executed a bill of sale for 1,702 square meters corresponding to two office floors and 16 parking units to an unrelated party, for a total amount of US$6.01 million, US$1.60 million which has already been paid, while the remaining balance will be paid upon execution of the deed of conveyance and delivery of possession.
(7) Through Quality Invest S.A.
(8) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Anchorena 545 (Chanta IV) and La Adela, among others.
(9) On December 10, 2015, we sold the “Juana Manso 295” office building located in the “Puerto Madero” area of the City of Buenos Aires, composed of 8 office floors and 116 parking spaces.The transaction amount was Ps.649 million, which has been fully paid and the gross profit from the transaction amounts to approximately Ps.586.8 million.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

As of June 30, 2016
Year of expiration	Number of Leases	Surface area subject to expiration (sqm)	Percentage subject to expiration	Amount (Ps.)	Percentage of Leases
2016	29	34,947	12%	34,508,797	10%
2017	20	23,455	8%	74,530,611	22%
2018	40	43,627	15%	148,854,011	43%
2019+	29	185,540	65%	85,548,601	25%
Total	118	287,569	100%	343,442,020	100%

Includes Offices, whose lease agreement has not yet been renewed as of June 30, 2016.
Does not include vacant leased square meters.
Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage as of the end of fiscal years of June 30, 2016, 2015 and 2014:

	Occupancy Rate(1)
	2016	2015	2014
Offices
Edificio República	100.0%	93.6%	94.0%
Torre BankBoston	100.0%	100.0%	100.0%
Intercontinental Plaza	100.0%	100.0%	100.0%
Bouchard 710	100.0%	100.0%	99.8%
Suipacha 652/64	90.7%	96.7%	100.0%
DOT Building	100.0%	100.0%	100.0%
Maipú 1300	100.0%	90.9%	87.3%
Libertador 498	100.0%	100.0%	100.0%
Juana Manso 295 (Dique IV)	-	99.5%	94.4%
Total Offices	98.7%	98.1%	97.7%

(1) Leased surface area in accordance with agreements in effect as of June 30, 2016 and 2015 considering the total leaseable office area for the same periods.
The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2016, 2015 and 2014.

Annual average income per surface area as of June 30, 2016, 2015 and 2014.

	Annual average income per square meter (1)
	2016	2015	2014
Offices
Edificio República	3,615	3,115	3,075
Torre BankBoston	3,778	2,819	2,467
Bouchard 551	-	-	3,565
Intercontinental Plaza	4,291	2,484	2,402
Bouchard 710	4,539	3,219	2,844
Juana Manso 295 (Dique IV)	-	2,847	2,722
Maipú 1300	4,790	3,330	3,000
Libertador 498	10,464	3,149	5,227
Suipacha 652/64	1,961	1,399	1,512
DOT Building	2,778	2,439	2,410

(1)
Calculated by dividing annual rental income by the gross leaseable area of offices based on our interest in each building as of June 30 for each fiscal year.

New agreements and renewals

The following table sets forth certain information on lease agreements as of June 30, 2016:

Property	Number of Agreements(1)(5)	Annual Rental income (in millions of Ps.) (2)	Rental income per sqm New and Renewed (3)	Previous rental income per sqm (3)	N° of non-renewed agreements	Non-renewed agreements Annual rental income (4) (in million Ps.)
Maipú 1300	3	3.4	269.8	385.0	1	1
Libertador 498	1	3.2	427.8	413.6	-	-
Intercontinental Plaza	1	2.5	232.5	232.5	-	-
Bouchard 710	3	12.9	399.2	331.8	-	-
Torre BankBoston	3	11.2	375.5	283.5	1	32
Edificio República	4	18.5	399.8	477.4	-	-
Dot Building	1	3.7	374.1	327.3	2	6
Suipacha 664	3	6.5	151.0	143.3	3	14
Total Offices	19	61.9	312.9	299.5	7	53

(1)
Includes new and renewed agreements executed in fiscal year 2016.
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

During the fiscal year ended June 30, 2016, revenues from the development and sale of properties segment amounted to Ps. 8 million, compared to Ps. 15 million in the fiscal year ended June 30, 2015.

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

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2016, 2015 and 2014:

		As of June 30,
Development	2016	2015	2014
Residential apartments
Caballito Nuevo	-	2	1
Condominios I y II (1)	-	7	52
Horizons (2)	5	5	23
Other residential apartments (3)	2	-	-
Subtotal residential apartments	7	14	76
Residential Communities
Abril (4)	-	1	2
El Encuentro	-	-	8
Subtotal Residential Communities	-	1	10
Land Reserve
Neuquén	-	-	13
Subtotal Land Reserve	-	-	13
Total	7	15	99
(1)
Through IRSA Commercial Properties.
(2)
Belongs to CYRSA S.A.
(3)
Refers to Entre Ríos 465 and Caballito Plot.
(4)
Includes sales of shares in April.

Sale of Investment Properties in Fiscal Year 2016 (in millions of Ps.)

	FY 2016	FY 2015	FY 2014
Revenues	1,175	2,517	402
Costs	(107)	(1,354)	(166)
Profit	1,068	1,163	236

Partial sales of “Maipú 1300” building

In July and August 2015, 1,761 sqm were sold in the Maipú 1300 building, consisting of four floors, at a gain of Ps.57.1 million. In November and December 2015, 1,690 additional sqm were sold in this building, consisting of four additional floors, generating a profit of Ps.52.9 million.

Sale of Isla Sirgadero Land Reserve (Santa Fe)

On September 3, 2015, this 8,262,600 sqm parcel of land was sold for a total amount of US$ 4 million, at a gain of Ps.32.3 million.

Partial Sale of Intercontinental Plaza (through IRSA Propiedades Comerciales)

On September 10, 2015, our subsidiary IRSA CP sold 5,963 sqm consisting of seven office floors, 56 parking spaces and 3 storage units, for a total amount of Ps. 324.5 million, at a gain of Ps.300 million. Moreover, on February 4, 2016, our subsidiary IRSA CP sold 851 sqm consisting of one office floor and 8 parking spaces, at a gain of Ps. 39.2 million.

Sale of “Dique IV” building

On December 10, 2015, IRSA sold to a non-related party the “Juana Manso 295” office building located in the “Puerto Madero” area of the City of Buenos Aires, consisting of 8 office floors and 116 parking spaces for Ps. 649 million, which has been fully paid as of the date of this annual report. The gross profit from this sale was approximately Ps. 586.8 million.

Partial sale of the building to be developed in Catalinas (no impact on results for this fiscal year)

On December 4, 2015, the company sold to Globant S.A. 4,896 sqm corresponding to four office floors of a building to be developed in the “Catalinas” area in the City of Buenos Aires and 44 parking spaces located in the same building. Surrender of possession is expected within 48 months and the execution of the title deed within 60 months, in both cases counted as from even date.

The transaction amount was Ps. 180.3 million and US$ 12.3 million payable as follows: (i) Ps. 180.3 million paid on even date, (ii) US$ 8.6 million payable in 12 quarterly installments during a period of 3 years beginning in June 2016; and (iii) the remaining US$ 3.7 million upon execution of the title deed.

Partial sale of the building to be developed in “Catalinas” (no impact on results for this fiscal year)

On April 7, 2016, IRSA sold to its subsidiary IRSA Propiedades Comerciales S.A. (“IRSA CP”), controlled by a 94.61% interest, 16,012 square meters, consisting of 14 floors (from 13 to 16 and from 21 to 30) intended for long term lease and 142 parking spaces of the building to be built in the “Catalinas” area, City of Buenos Aires. The building to be built will have a gross leaseable area of 35,468 square meters distributed over 30 office floors and 316 parking spaces in 4 underground levels. Surrender of possession is expected to take place in December 2019, and the deed of conveyance is planned to be executed in December 2020.

The transaction price was set considering two components: a “Fixed” portion, relating to the incidence of the land over the square meters purchased by IRSA CP, for a total amount of Ps. 455.7 million (approximately US$ 1,600 + VAT per square meter), which was paid on that date, and a “Determinable” portion, as to which IRSA will pass through to IRSA CP only the actual cost of the works per square meter.

The remaining 14,820 sqm of gross leaseable area corresponding to the first 12 floors of the building are held the company since no decision has been made between development intended for rent and/or sale.

Estimated Capital Expenditures
	Developments
	Greenfields		Expansions
	Polo Dot (First Stage)	Catalinas(1)	Alto Palermo
Beginning of Works	FY 2017	FY 2017	FY 2017
Estimated opening date	FY 2019	FY 2020	FY 2018
Total GLA (sqm)	31,635	35,468	3,884
Investment amount at 100% (million US$)(2)	54	101	28.5
Investment amount at 100% (million Ps.)(3)	812.16	1, 519.04	428.64
Work progress (%)	0%	0%	0%
________________
(1) 45% of the development corresponds to our subsidiary IRSA Propiedades Comerciales S.A.
(2)
The amount corresponds to the expected total amount of the project, not only for the Fiscal Year 17.

(3)
We have translated U.S. dollars into Pesos at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2016, which was Ps. 15.04=U.S.$1.00.

 Alto Palermo Expansion

The expansion project for the Alto Palermo shopping center adds approximately 4,000 square meters of GLA to the shopping center, which has the highest sales per square meter and consists of moving the food court to a third level using the area of an adjacent building acquired in 2015. Construction works are estimated to be completed in between 18 and 24 months.

First stage of Polo Dot

The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping center, has experienced significant growth since our first investments in the area. The total project will consist of three new office buildings (one of them could include a hotel) in land reserves owned by IRSA CP and the expansion of the shopping center by approximately 15,000 square meters of gross leaseable area. In the first phase of the project, we will develop an 11-floor office building with an area of approximately 30,000 square meters on an existing building, in respect of which we have already executed a lease agreement for approximately half the available square footage, before starting the works. Construction will begin during the next fiscal period and is estimated to last between 18 and 24 months before the building is operational. The second phase of the project will include two office/hotel buildings that will add 38,400 square meters of gross leaseable area to the complex. We have seen a significant demand for Premium office space in our new commercial complex and we believe that we will be able to open these buildings with attractive rent levels and full occupancy. As of June 30, 2016, 75% of the building has already leased.

Catalinas Building

The “Catalinas” project is located in one of the most sought-after spots for office development in Argentina. The building to be constructed will have 35,468 square meters of gross leaseable area in 30 office floors and 316 parking spaces. Construction is scheduled to begin towards the end of the current calendar year and will take approximately three years to be completed.

Development	Company	Interest	Date of Acquisition	Surface area sqm	Area intended for sale sqm (1)	Area intended for construction	Sold (2)	Location	Accumulated Income as of June 2016	Accumulated Income as of June 2015	Book Value (ARS MM)
Residential properties
Available for sale
Condominios del Alto I	IRSA CP	100%	04/30/1999	-	2,082	-	100%	Santa Fe	-	7	1
Condominios del Alto II	IRSA CP	100%	04/30/1999	-	4,082	-	100%	Santa Fe	-	-	-
Caballito Nuevo	IRSA	100%	11/03/1997	-	7,323	-	100%	CABA	-	2	-
Barrio Chico	IRSA	100%	03/01/2003	-	2,872	-	100%	CABA	-	-	-
El Encuentro	IRSA	100%	11/18/1997	-	127,748	-	100%	Buenos Aires	-	-	-
Abril Club de Campo – Plots	IRSA	100%	01/03/1995	-	5,135	-	100%	Buenos Aires	-	1	-
Abril Club de Campo – Manor House (3)	IRSA	100%	01/03/1995	31,224	34,605	-	100%	Buenos Aires	-	-	2
Torres Jardín	IRSA	100%	07/18/1996	-	-		-	CABA	-	-	-
Departamento Entre Ríos 465/9	IRSA CP	100%	-	-	-		100%	Buenos Aires	1	-	-
Horizons	IRSA	50%	01/16/2007	-	60,232	-	100%	Buenos Aires	5	5	1
Intangible – Receivable units					-				-	-	-
Beruti (Astor Palermo) (4)	IRSA CP	100%	06/24/2008	-	2,170	-	-	CABA	-	-	33
Caballito Manzana 35	IRSA	100%	10/22/1998	-	6,952	-	-	CABA	-	-	52
CONIL - Güemes 836 – Mz. 99 and Güemes 902 – Mz. 95 and Retail Stores	IRSA CP	100%	07/19/1996	1,389	-	5,994	-	Buenos Aires	-	-	5
Canteras Natal Crespo (2 commercial parcels)	IRSA	-	-	40,333	-	-	-	Buenos Aires	-	-	-
Isla Sirgadero(10)	IRSA	100%	02/16/2007	826,276	-	-	-	Santa Fe	-	-	-
Pereiraola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-	-	Buenos Aires	-	-	8
									-
Subtotal Residential properties				899,222	292,835	5,994			6	15	102
Land Reserves
Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	Buenos Aires	-	-	3
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	Buenos Aires	-	-	2
Mariano Acosta	IRSA	100%	02/28/1998	967,290	-	-	-	Buenos Aires	-	-	1
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	Buenos Aires	-	-	1
San Luis Plot	IRSA	50%	03/31/2008	3,250,523	-	-	-	San Luis	-	-	1
Subtotal Land reserves				6,028,622	-	-			-	-	8

Future Developments
Mixed Uses
UOM Luján (5)	IRSA CP	100%	05/31/2008	1,160,000	-	-	N/A	Buenos Aires		-	42
La Adela	IRSA	100%	08/01/2014	10,580,000	-	-	N/A	Buenos Aires	-	-	216
Predio San Martin (Ex Nobleza Piccardo) (6)	IRSA CP	50%	05/31/2011	159,995	-	127,996	N/A	Buenos Aires	-	-	60
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	-	N/A	CABA	-	-	34
Santa María del Plata (7)	IRSA	100%	07/10/1997	716,058	-	-	N/A	CABA	-	-	223
Residential							-		-	-	-
Coto Abasto Air Space	IRSA CP	100%	09/24/1997	-	-	21,536	N/A	CABA	-	-	10
Neuquén – Residential parcel	IRSA CP	100%	07/06/1999	13,000	-	18,000	N/A	Neuquén	-	-	1
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	N/A	Uruguay	-	-	92
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	N/A	Uruguay	-	-	64
										-
Retail
Caballito Shopping plot (8)	IRSA CP	100%	-	23,791	-	-	N/A	CABA	1	-	4
Dot potential expansion	IRSA CP	80%	-	15,881	-	47,643	N/A	CABA	-	-	-
Offices
Philips Adjoining plots - Offices 1 and 2	IRSA CP	80%	11/28/2006	12,800	-	38,400	N/A	CABA	-	-	25
Baicom	IRSA	50%	12/23/2009	6,905	-	34,500	N/A	CABA	-	-	4
Intercontinental Plaza II (9)	IRSA CP	100%	02/28/1998	6,135	-	19,598	N/A	CABA	-	-	3
Catalinas Norte Plot	IRSA	100%	12/17/2009	3,649	-	35,468	13%	CABA	-	-	112
Subtotal Future Developments				13,035,458	125,493	343,141				-	890
Total Land Reserves				19,963,302	418,328	349,135			7	15	1,000

(1)
Saleable Area means the housing square meters proper, excluding parking and storage spaces. It is recorded at 100%, before making any sales.
(2)
% Sold includes those sale transactions for which there is a Preliminary Sales Agreement, Possession or a Title Deed executed. Includes housing square meters only, excludes parking and storage spaces.
(3)
Saleable Area includes 31,224 sqm of the plot and 4,712.81 total sqm of the Manor House (not including 1,331.76 sqm of Ground Floor).
(4)
Saleable Area excludes 171 commercial parking spaces to be received and the units as compensation.
(5)
Mixed Used Feasibility requested, pending provincial approval.
(6)
127,996 sqm arise from current laws, a draft project is being made for 479,415 buildable square meters (pending approval).
(7)
Feasibility requested for 716,058 buildable square meters, pending approval from the Legislative body of the City of Buenos Aires.
(8)
Draft project of 71,374 buildable square meters, pending approval of zoning parameters.
(9)
6,135 sqm of surface area correspond to the parcel, which includes Intercontinental I and II.
(10)
On September 3, 2015, the entire property was sold for US$ 3.9 million, payable in 16 quarterly installments, plus an installment in kind, land resulting from the final blueprint, equivalent to 10% of the surface area.

Residential Apartments and Lofts

In the residential market, we acquire undeveloped properties strategically located in densely populated areas mainly in the City of Buenos Aires, particularly properties located near shopping centers and hypermarkets or those to be developed. We then develop multi-building high-rise complexes targeting the middle- and high- income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Residential Properties (available for Sale)

Condominios del Alto II –City of Rosario, Province of Santa Fe (IRSA CP)

As of June 30, 2016, works in parcel H have been completed; and all the units subject to the barter agreement have been received, with 13 parking spaces available for sale.

Barrio Chico – City of Buenos Aires

This is a unique Project located in Barrio Parque, an exclusive residential area in the City of Buenos Aires. During May 2006, the commercialization of the project was launched with successful results. The image of the product was originally developed under the name “Barrio Chico” through advertisements in the most important media. As of June 30, 2016, the project is completed and there are 2 parking spaces yet to be sold.

Abril – Hudson – Province of Buenos Aires

Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single-family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment and recreational facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The project is highly consolidated, and as of June 30, 2016 there are no lots pending execution of the relevant title deed.

“La Casona Abril” is located in the heart of the project. It is the antique manor of “Estancia Pereyra Iraola,” which was built in the 1930s by architect José Mille. This French-style palace of the XIX century has 4,700 sqm distributed over four floors and a manicured garden of approximately 30,000 sqm.

Horizons, Vicente López, Olivos, Province of Buenos Aires

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, the “Parque” complex, encompassing 59,000 square meters of saleable area distributed over 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, community center with spa, sauna, gym, childrens’ room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2016, the project was fully built and two apartments and two parking spaces are pending execution of the title deed. The stock available for sale consists of two parking spaces and 40 storage spaces.

Intangibles - Units to be received under barter agreements

Beruti Plot – City of Buenos Aires (IRSA CP)

On October 13, 2010, through our subsidiary IRSA CP, and TGLT S.A. (“TGLT”), entered into an exchange agreement in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and 2,170 square meters in future residential apartments to be constructed by TGLT on the plot. In addition, TGLT will deliver 32 residential parking spaces and 171 commercial parking spaces to IRCP.

Caballito Plot – City of Buenos Aires (IRSA)

On June 29, 2011, we and TGLT, a residential developer, entered into a barter agreement for a plot of land located on Mendez de Andes street in the neighborhood of Caballito in the City of Buenos Aires for cash and future residential apartments to be constructed by TGLT. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with parking spaces. As consideration, TGLT paid US$ 159,375 in cash and will transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space developed; (ii) a number of parking spaces to be determined representing 21.10% of total square meters of parking spaces; and (iii) if TGLT builds complementary storage rooms, such number of storage rooms representing 21.10% of square meters of storage spaces developed. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of IRSA as guarantee.

A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be developed by TGLT in the abovementioned property. Once said preliminary injunction was deemed final, the Government of the City of Buenos Aires and TGLT were served notice of the complaint. Both first and second instance, ruled against TGLT´s arguments. In consequence, the permission granted to TGLT in order to build in the area was declared null and void. TGLT and the Government of the City of Buenos Aires filed a federal appeal on The Supreme Court of Buenos Aires. Up to the date, the Court has not reached a decision yet.

CONIL – Avellaneda, Province of Buenos Aires (IRSA CP)

These plots face Alto Avellaneda shopping center, totaling 2,398 sqm distributed in two opposite corners and according to urban planning standards, approximately 6,000 sqm may be built. Its intended use, either through an owned development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a Barter Deed was executed to carry out a residential project and as consideration the Company will receive 1,365 sqm of retail stores located on the ground floors of blocks 99 and 95, at Güemes 836 and Güemes 902, respectively. Delivery of the consideration for block 95 is expected to take place in January 2018, and consideration corresponding to block 99 is scheduled for September 2018. The barter was value at US$ 0.7 million.

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April 2010, we sold Pereiraola S.A., which owns certain lands adjacent to the Abril Club de Campo that comprises 130 hectares, for US$ 11.7 million. The purchaser would develop a project that would include the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots with a value of approximately US$ 3 million was included in the sale price. At present the project is at an advanced stage, and the 52 lots are expected to be received by the end of 2016.

Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, we sold 100% of our interest in Canteras Natal Crespo S.A. representing 50% of its capital stock, to Euromayor S.A. de Inversiones for US$ 4,215,000 according to the following payment schedule: US$ 3,815,000 in cash and US$ 400,000 through the transfer of approximately 40,000 sqm for business purposes within the project to be developed on the site known as Laguna Azul. Delivery of the non-monetary consideration is expected in March 2017.

Land Reserves and development properties

Other Land Reserves –Pilar, Pontevedra, Mariano Acosta, Merlo and San Luis Plot

We grouped plots of land with a significant surface area, the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals approximately 14 million sqm.

Isla Sirgadero

On September 3, 2015, this property was sold to several companies for US$ 3.9 million, payable in 16 quarterly installments, plus an installment in kind, consisting of land resulting from the final blueprint, equivalent to 10% of the surface area of the property.

Future Developments

Mixed Uses

Ex UOM – Luján, Province of Buenos Aires (IRSA CP)

This 116-hectare plot is located at kilometer 62 of the West Highway, at the intersection with Route 5 and was originally purchased by us on May 31, 2008. In May 2012, IRSA CP acquired the property through a purchase and sale agreement entered with a related party. The current intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, negotiations are underway to change the zoning parameters, which would potentially make the project feasible.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires (IRSA CP)

On March 31, 2011, Quality Invest S.A. and Nobleza Piccardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments. The price for the property was US$ 33 million, 30% of which was paid at signing. A promissory note and a first-priority mortgage was issued for the balance of the purchase price of the property, in favor of Nobleza. The balance plus interest at a nominal annual rate of 7.5% on the outstanding balance was paid in full –principal plus interest- in March 2013.

Simultaneously with execution of the title deed, the parties entered into a lease agreement whereby Nobleza leased the whole property for a term of up to 36 months as from May 2011. This lease agreement contained a clause providing for partial return of the property from month eight to month fourteen after the date of execution thereof. Prior to expiration, an extension was executed for two to six months which expired in December 2012, and Quality Invest S.A. obtained usufructuary rights over half the plot. The return of the remaining area set forth in the lease agreement, set forth in May 2014 was once again extended until December 31, 2014. On March 2, 2015, a Certificate was executed by Nobleza and Quality Invest S.A. for full return of the property, and the contract relationship between the parties was terminated.

On May 16, 2012, the Municipality of San Martín granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

Pursuant to an Ordinance enacted on December 30, 2014, a process was initiated to obtain a rezoning permit for the plot of land to be used mainly for commercial purposes, which considerably expands the uses and potential buildable square meters through new urban indicators. On January 5, 2016, a Provincial Decree was published in the Official Gazette, through which zoning parameters and the rezoning permit previously obtained became effective.

As approved in the Ordinance, on January 20, 2015, Quality Invest S.A. entered into a Zoning Agreement with the Municipality of San Martín which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process. The first monetary contribution (which amounted to Ps. 20,000,000) was paid to the Municipality ten days after execution of the above mentioned agreement.

Moreover, on June 27, 2016, the subdivision of the property was submitted to the Municipality, in compliance with another relevant aspect of the Zoning Agreement.

Solares de Santa María – City of Buenos Aires

Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. We are owners of this property in which we intend to develop an entrepreneurship for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

In 2000, we submitted a master plan for the Santa María del Plata site, which was assessed by the Environmental Urban Plan Council (Consejo del Plan Urbano Ambiental, “COPUA”) and submitted to the Town Treasurer’s Office for consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made recommendations. In response to these recommendations, on December 13, 2006, we filed an amendment to satisfy these recommendations, making material amendments to our development plan, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and a perimetrical pedestrian walkway along the entire site on the banks of the river.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project. In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the authorities of the City of Buenos Aires executed

Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan, as a result of objections lodged by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07, and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity of Decree No. 1584/07, we entered into an agreement with the Government of the City of Buenos Aires, which was sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval.

On October 30, 2012 a new agreement was executed with the Government of the City of Buenos Aires, replacing all prior arrangements, whereby new obligations were agreed. To that end, such Agreement – as well as the previous ones – shall be countersigned and approved by the Legislative Branch of the City of Buenos Aires. The docket containing the Bill of Law was reserved and is pending such legislative treatment. The Agreement provided that if by February 28, 2014 the Bill of Law was not enacted, it would become invalidated -current status to date. In order to secure the desired rules a new Agreement must be executed with the Government of the City of Buenos Aires, to be subsequently confirmed by the Legislature. Currently we have resumed conversations with the Executive Branch through the Transportation and Urban Development Ministry in order to discuss the subscription of a new Agreement (which will also append the Bill of Law).

Puerto Retiro – City of Buenos Aires

Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities. Consequently, we have initiated negotiations with municipal authorities in order to rezone the area. We own a 50% interest in Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. was served with notice of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to the Company. Upon request of petitioner, the court hearing the bankruptcy case issued an injunction preventing the Company from selling or otherwise disposing of the Puerto Retiro land.

Indarsa had acquired 90% of the capital stock in Tandanor from the National Government in 1991. Tandanor’s main business involved ship repairs performed in a 19-hectare property located in the vicinity of La Boca neighborhood and where the Syncrolift is installed.

As Indarsa failed to comply with its payment obligation for acquisition of the shares of stock in Tandanor, the Ministry of Defense filed a bankruptcy petition against Indarsa, seeking to extend it to the Company.

The evidentiary stage of the legal proceedings has concluded. The Company lodged an appeal from the injunction order, and such order was confirmed by the Court of Appeals on December 14, 2000. The parties filed the arguments in due time and proper manner. After the case was set for judgment, the judge ordered the suspension of the judicial order requesting the case records for issuance of a decision based on the alleged existence of pre-judgmental status in relation to the criminal case against former officials of the Ministry of Defense and former executive officers of the Company, for which reason the case will not be adjudicated until a final judgment is entered in respect of the criminal case.

It has been made known to the commercial court that the expiration of the statute of limitations has been declared in the criminal action and the criminal defendants have been acquitted. However, this decision was reversed by the Criminal Court (Cámara de Casación Penal). An extraordinary appeal was filed and rejected, therefore an appeal was directly lodged with the Argentine Supreme Court for improper refusal to permit the appeal, and a decision is still pending.

The Management and external legal counsel to Puerto Retiro believe that there are sufficient legal and technical arguments to consider that the petition for an extension of the bankruptcy will be dismissed by the court. However, in view of the current status of the case, its result cannot be predicted.

Under the records of the proceedings for the extension of bankruptcy, Puerto Retiro S.A. requested authorization to execute both leases with the companies Los Cipreses S.A. and Flight Express S.A. for certain areas of the property acquired for a term of five years each. While authorization was granted by the lower court, the Court of Appeals in Commercial Matters reversed such decision upon request of the National Government and the receiver of INDARSA. Puerto Retiro S.A. filed an extraordinary appeal that was denied.

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

The answer to the civil action was filed in due time, which contained a number of defenses. Tandanor requested the intervention of the National Government as third party co-litigant in this case, which petition was granted by the Court. In March 2015 both the National Government and the criminal complainant answered the asserted defenses.

On July 12, 2016, Puerto Retiro S.A. was served with notice of the decision issued by the Federal Court (Tribunal Oral Federal) No. 5 on the defenses asserted by all codefendants in the civil action. As regards the defenses asserted by Puerto Retiro S.A., the court rejected the defenses of legal defect and lack of legal standing to be sued, while with regard to the defenses of lack of legal standing to sue and the expiration of the statute of limitations, it decided to postpone discussion thereof to the time of entering judgment on the merits of the case. It should be pointed out that the defense of legal defect so dismissed is a dilatory defense, i.e. it does not determine a substantive matter but refers to procedural issues and may be cured. On the contrary, the defense of lack of legal standing to be sued, if accepted, determines the outcome of the dispute, because such admission would establish that Puerto Retiro S.A. should not be a party to these proceedings. Puerto Retiro S.A. has filed an appeal (recurso de reposición) from such decision –reserving the right to file a new appeal (recurso de casación) against dismissal of both defenses. As regards the defenses of lack of legal standing to sue and the statute of limitations, they are central to the defense strategy, and because they were not dismissed by the court, a possible consideration thereof at final consideration of the merits of the case in our favor could be determinative.

Residential

Coto Residential Project (IRSA CP)

The Company owns approximately 23,000 sqm of air space above the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. The Company and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997, whereby the Company acquired the rights to receive parking units and the rights to build above of the premises located in the block formed by Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

In June 2016, a preliminary barter agreement was signed, subject to certain conditions, for a term of one year, at the end of which the deed will be executed. The project will be a residential development and, as consideration, the Company will expect to receive 3,621 square meters in apartments plus a cash payment of US$ 1 million. The consideration for Torre I will be delivered by June 2021, while the consideration for Torre II will be delivered by September 2022. The value of the barter was set at US$ 7.5 million.

Córdoba Shopping Center Project (IRSA CP)

The Company owns a few plots adjacent to the Córdoba Shopping Center with a construction capacity of approximately 17,300 square meters in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 square meters of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be executed. It will be a mixed residential and office project and, as part of the consideration, the Company will receive 2,160 square meters in apartments, parking spaces, plus the management of permits, unifications and subdivisions in three plots. The consideration will be delivered by May 2021 for Torre I and by July 2023 for Torre II. The value of the barter was US$ 4 million.

Neuquén Residential parcels – Neuquén, Province of Neuquén (IRSA CP)

Through Shopping Neuquén S.A., we own a 13,000 sqm plot with construction capacity per FOT of 18,000 sqm of residential properties in an area with significant growth potential. This area is located proximate to the recently inaugurated shopping center, a recently opened hypermarket and a hotel to be completed in approximately months.

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009, we acquired 100% of the equity of Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake of the capital stock of Vista al Muelle S.A. and Zetol S.A., two companies incorporated under the laws of Uruguay, for US$ 7.8 million. The remaining 10% interest in both companies is owned by Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

We intend to carry out an urban project consisting of the development and commercialization of 13 apartment buildings. This project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for US$ 8 million as well as delivery of a minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol S.A. was US$ 7 million; of which US$ 2 million have been paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

In addition, Vista al Muelle S.A. owned since September 2008 a plot of land purchased for US$ 0.83 million. In February 2010, other plots were acquired for US$ 1 million, the balance of which was US$ 0.28 million plus interest and will be repaid in December 2014. In December 2010, Vista al Muelle S.A. executed the title deed of other plots for a total amount of US$ 2.66 million, of which US$ 0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

On June 30, 2009, the Company sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A. for US$ 1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. we executed a stock purchase agreement pursuant to which we repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for US$ 2.7 million. Accordingly, as of June 30, 2016, our stake, through Tyrus, in Liveck is 100%.

As a result of the plot barter agreements executed in due time between the IMC, Zetol S.A. and Vista al Muelle S.A. in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. At present, the urban project and the design of the first tower are being developed.

Retail

Caballito Plot – City of Buenos Aires (IRSA CP)

This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which we purchased in November 1997. This plot would allow to develop up to 71,000 sqm distributed in several uses including a shopping center , a hypermarket, a cinema complex, and several recreation and entertainment activity areas. At present, the Legislature of the City of Buenos Aires has received from the Executive Branch a legislative bill project to approve the zoning parameters corresponding to this property, currently the project is being reviewed by several committees within the Legislature in order to be submitted to approval through voting.

Dot Adjoining Plot – City of Buenos Aires (IRSA CP)

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

On June 3, 2013, we were given notice that the Government of the City of Buenos Aires had approved the requested parcel subdivision of the ex-Philips plot. As a result, the property was divided into three parcels: two parcels of approximately 6,400 sqm each and a parcel adjoining DOT Shopping of 15,900 sqm intended for the future extension of the shopping center in 47,000 sqm.

Offices

Philips Adjoining Plots 1 and 2 – City of Buenos Aires (IRSA CP)

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

On December 21, 2015, a purchase option was executed in favor of Argencons amounting to US$ 0.5 million, plus maintenance expenses, for a term of 12 months. The real property price at the time of execution amounted to US$ 14 million.

Intercontinental Plaza II Plot - City of Buenos Aires (IRSA CP)

The Intercontinental Plaza complex is located in the heart of the Monserrat district, situated a few meters away from the most important avenue in the city and the financial district. It consists of an office tower and the exclusive Intercontinental Hotel. In the 6,135 square meter plot, it would be feasible to develop a second office tower, including 19,600 square meters and 25 stories, that would supplement the one already erected in the intersection of Moreno and Tacuarí streets.

Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at June 2016, stays at hotel and parahotel establishments were estimated at 2.7 million, 6.8% lower than the same month the previous year. Stays by resident and nonresident travelers decreased by 11.2% and 8.0%, respectively. Total travelers who stayed at hotels during June were 1.2 million. The number of resident and nonresident travelers increased by 1.1% and deceased by 4.6%, respectively. Out of the total number of travelers who stayed at hotels, 81.4% were residents, reaching 1.0 million. The Room Occupancy Rate in June was 34.5%, showing a slight decline compared to the same month the previous year, and, as shown in the following chart, our Hotel’s occupancy was over this rate.  Moreover, the Bed Occupancy Rate for the same period was 24.8%, which represents a slight decrease compared to June 2015.

During fiscal year 2016, IRSA kept  76.34% interest in Intercontinental hotel, 80.00% interest in Sheraton Libertador hotel and 50.00% interest in Llao Llao. We observed a decrease in the occupancy of our hotels due to a lower inflow of foreign and corporate tourists.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room Ps.(2)	Fiscal Year Sales as of June 30,			Book Value
						2016	2015	2014
Intercontinental (3)	11/01/1997	76.34%	309	70.58%	1,694	195	143	124	58
Sheraton Libertador (4)	03/01//1998	80.00%	200	73.42%	1,506	119	94	74	29
Llao Llao (5)	06/01/1997	50.00%	205	51.15%	3,784	220	159	134	75
Total	-	-	714	65.79%	2,102	534	396	332	162

(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4) Through Hoteles Argentinos S.A.
(5) Through Llao Llao Resorts S.A.

Additional information about our Hotels

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche, it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., operator, among others, of the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro

On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7 million, of which US$4.2 million were paid in cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

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

Hotel Sheraton Libertador, City of Buenos Aires

In March 1998, we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$ 23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

International Segment

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located on Third Avenue and 53rd Street, in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and it has been named for its original elliptic form and the reddish color of its façade. Its gross leaseable area is approximately 57,500 sqm distributed over 34 stories.

As of June 30, 2016, this building had an occupancy rate of 97.33% generating average revenues of US$ 66.67 per sqm.

Lipstick Building	June 30, 2016	June 30, 2015	YoY Var
Gross Leasable Area (sqm)	58,094	58,094	-
Occupancy	97.33%	91.86%	5.47pp
Rent (US$./sqm)	66.67	64.74	2.98%

In March 2016, two lease agreements were executed: one for the lease of the entire Floor 28 and another for a portion of the basement floor, at an average rental price of US$ 85 per square meter. This caused occupancy to rise to over 97% of the total surface area.

Moreover, we successfully completed the building’s certification process and obtained the LEED EB: O&M Gold certification. The implementation of this project started in July 2015, and it successfully achieved a certification that certifies compliance with the best environmental practices, transforming the building’s operational standards.

Finally, in the southern wing of the lobby there is an exhibition since September 2014 showcasing part of the work and life of the celebrated Argentine architect César Pelli. The exhibition has been conceived, designed and executed in close cooperation with César Pelli’s architectural firm.

Investment in Condor HospitalityTrust

We hold our investment in the Condor Hospitality Trust hotel REIT (NASDAQ:CDOR) through our subsidiary Real Estate Strategies, L.P. (“RES”), in which we hold a 66.3% interest. Condor is a REIT listed on Nasdaq and is focused on middle-class and long-stay hotels, in various states throughout the United States, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

During recent months, Condor’s results have shown an improvement in operating levels and it has continued to deploy its strategy of selectively disposing of lower-class hotels at very attractive prices and replacing them with higher-class hotels.

In March 2016, Condor exchanged its Class C preferred shares for newly issued Class D preferred shares. In this new issue, “Stepstone Real Estate” joined as new partner to the investment by contributing US$ 30 million, which were used to retire the Class A and B Preferred shares and to acquire new hotels.

The new Class D preferred shares accrue interest at an annual rate of 6.25% and will be convertible into common shares at a price of US$ 1.60 per share at any time upon the occurrence of an event of capitalization with respect to Condor.

Condor’s board of directors will be composed of four directors nominated by the Company, three by Stepstone and two independent directors. Moreover, the Company’s voting rights in Condor represent 49% of its total voting rights as of the date of this annual report.

Financial Operation and Others Segment

Our interest in Banco Hipotecario

As of June 30, 2016, we held a 29.91% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 62 branches in the 23 Argentine provinces and the City of Buenos Aires, and 15 additional sales offices. Additionally, its subsidiary Tarshop S.A. has 24 sales offices.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2016, Banco Hipotecario ranked fifteenth in the Argentine financial system in terms of shareholders’ equity and  in terms of total assets. As of June 30, 2016, Banco Hipotecario’s shareholders’ equity was Ps. 5,816.2 million, its consolidated assets were Ps. 40,527.3 million, and its net income for the twelve-month period ended June 30, 2016 was Ps. 1,115.3 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario continues to deploy its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans increased from Ps. 10,708 million as of December 31, 2013 to Ps. 14,845.9 million as of December 31, 2014, Ps. 17,944.7 million as of December 31, 2015 and Ps. 19,339.6 million as of June 30, 2016, increasing the composition of its aggregate loan portfolio to the non-financial private sector from 82.8% as of December 31, 2013 to 88.7% as of June 30, 2016. Non-performing loans represented 2.1% of its total portfolio as of June 30, 2016.

Furthermore, Banco Hipotecario has diversified its funding sources, by developing its presence in the local and international capital markets and increasing its deposit base. Its financial debt represented 35.2% of the total financing as of June 30, 2016.

Its subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, securitization and asset management, BHN Vida S.A., a life insurance company, BHN Seguros Generales S.A., a fire insurance company for home owners and Tarshop S.A., a company specialized in the sale of consumer financing products and cash advances to non-banking customers.

Operation Center in Israel.

Investment in IDB Development Corporation

Acquisition of Control of IDBD

On May 7, 2014, the Company, acting indirectly through Dolphin, acquired, jointly with E.T.H.M.B.M. Extra Holdings Ltd. (“ETH”, company incorporated under the laws of the State of Israel) controlled by Mordechay Ben Moshé, entered into a transaction to acquire an aggregate of 106.6 million common shares in IDBD representing 53.30% of its stock capital, in the context of a debt restructuring transaction related to IDBD’s holding company, IDBH..Under the terms of the agreement, Dolphin and ETH executed a Shareholders’ Agreement and Dolphin and ETH each acquired a 50% interest in IDBD. The initial amount invested by each Company was NIS 950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date. On October 11, 2015, IFISA (a company indirectly controlled by Eduardo S. Elsztain) acquired ETH, and the directors appointed by ETH in IDBD tendered their irrevocable resignation from the Board of Directors and Dolphin became entitled to appoint new board members. Since that date, we started to consolidate IDBD into our results of operations. As of the date of this annual report, the investment made from IRSA in IDBD is US$ 515 million, and IRSA’s indirect equity interest reached 68.3% of IDBD’s undiluted stock capital.

Tender Offers

On March 31, 2016, Dolphin satisfied its commitments under the amendment to the debt restructuring agreement of IDBD’s controlling company, IDBH, with its creditors (the “Arrangement”). Such amendment was approved by 95% of IDBD’s minority shareholders on March 2, 2016 and by the competent court on March 10, 2016. As a result, as of March 3, 2016: (i) Dolphin purchased all the shares held by IDBD’s minority shareholders; (ii) all the warrants held by IDBD’s minority shareholders expired; and (iii) Dolphin made additional contributions to IDBD in the form of a subordinated loan, as described below.

The price paid for each IDBD share to holders of record as of March 29, 2016 was: (i) NIS 1.25 million in cash, resulting in a total payment of NIS 159.6 million (US$42.2 million); (ii) NIS 1.20 per share through the subscription and delivery of IDBD’s Series 9 bonds (“IDBD Bonds”) that was paid by Dolphin at par; therefore, it subscribed bonds for NIS 166.5 million, including the payments due to warrant holders (as detailed below); and (iii) the commitment to pay NIS 1.05 million (subject to adjustment) in cash if Dolphin receives authorization to assume control of Clal Insurance Company Ltd. and Clal Insurance Business Holdings Ltd. or IDBD sells its interest in Clal for a sale price per Clal share in excess of 75% of its book value Dolphin being would be required to pay approximately NIS 155.8 million (approximately US$40.8 million) in aggregate.

Any warrants held by minority shareholders that were not exercised as of March 28, 2016, would be convertible at a price equal to the difference (if positive) between NIS 2.45 and the warrant exercise price, and payable in IDBD Bonds.

In addition, Dolphin made a capital contribution of NIS 348.4 million into IDBD, in exchange for a subordinated loan, convertible into shares.

As security for payment of each cash due to Clal shareholders, on March 31, 2016, Dolphin gave a pledge over 28% of the stock capital in IDBD it owns and its rights under a NIS 210 million subordinated loan made on December 1, 2015 due from IDBD. If IDBD issues new shares, additional shares shall be pledged until reaching 28% of IDBD’s total stock capital.

Dolphin has committed to abstain from exercising its right to convert the subordinated loan into IDBD shares until the above mentioned pledge is released. However, if the pledge is enforced, the representatives of IDBH’s creditors will be entitled to convert the subordinated debt into IDBD shares, up to a maximum of 35% of all IDBD shares outstanding.

On April 3, 2016, IDBD’s shares were delisted from the TASE and all the minority warrants were cancelled. IDBD continues to be listed on TASE as a “Debentures Company” pursuant to Israeli law, as it has bonds listed on such exchange.

Within the Operations Center in Israel, the Company operates in the following segments.

Real Estate

Includes the assets and operating income generated by PBC and its subsidiaries. PBC is mainly engaged in the operation of income producing properties and in residential construction primarily in Israel and other parts of the world. In rental properties, PBC is the exclusive owner of the HSBC building located on Fifth Avenue in Manhattan. The building has an area of approximately 80,000 square meters. At present, the building is fully occupied by renowned tenants who have lease agreements in place for periods ranging from 10 to 15 years. In addition, PBC has partnered with IDBD in two projects based in Las Vegas (through IDBG Ltd.), including a commercial and office project known as Tivoli.

The PBC group is one of the largest and most experienced real estate developers in Israel. Most of its activities involve income generating assets and residential entrepreneurship in Israel and overseas, with additional activity in the agriculture sector, through its subsidiary Mehadrin. In this regard, PBC engages in: (i) income producing properties, consisting of development, construction, rental and management of hi-tech parks, business and industrial parks, office buildings, commercial centers and industrial buildings, storage facilities and parking lots in high demand areas throughout Israel; and (ii) residential entrepreneurship, consisting of the development, planning, construction and sale of quality residential projects and neighborhoods in high demand areas throughout Israel. PBC also has reserves of land for construction. Our Real Estate segment generated operating income of Ps.617 million for the fiscal year ended June 30, 2016, representing 86% of our consolidated operating income for the Operations Center in Israel for such year.

PBC owns approximately  1.13 million square meters of income-producing properties in Israel, with an occupancy rate of 97%, with most tenants being quality tenants with long-term leases that provide a strong and steady cash flow. In addition, PBC owns land reserves of approximately 700,000 square meters with building rights for the construction of income-producing properties in Israel. In the Residential Construction Segment in Israel, PBC operates, as of June 30, 2016 (in some of the projects together with partners) in 9 sites around the country, on which 1,320 residential units are in various stages of marketing and construction and 820 have been sold.

PBC owns several subsidiaries, the largest of which are: Gav-Yam, Nave-Gad, Ispro and the joint venture Mehadrin.

·
Gav-Yam (approximately 69% ownership stake) is one of Israel’s largest and longest-standing real estate companies. Gav-Yam, itself and through its subsidiaries, deals in income-producing property, initiating, planning, developing, building, marketing, leasing, maintaining and managing hi-tech parks, commercial and industrial parks, office buildings, retail areas, storage buildings, and parking lots in high-demand locations throughout Israel.

·
Nave-Gad (wholly-owned) is engaged in the planning, development and construction of quality residential neighborhoods. All neighborhoods are developed as unique all-inclusive “residential parks” that include various components of full environmental development and associated community services (public parks, trails, pavements and parking lots).

·
 Ispro (wholly-owned) is engaged in the management, maintenance and development of commercial centers and malls, primarily power centers in areas of high demand. Ispro initiates various commercial projects on land it owns.

·
Mehadrin (approximately 45% ownership stake) is Israel’s largest exporter of citrus fruit. In addition, Mehadrin is engaged in a wide range of agriculture-related activities including planting, cultivating, packing and processing fruits and vegetables, refrigeration services, storage and marketing.

PBC’s foreign operations consist of income generating assets and residential properties in the United States, India and England. In India, it develops and markets residential neighborhoods, together with partners, in the Indian city of Chennai. In addition, PBC is a partner in three Hilton hotels in the cities of London, Birmingham and Cardiff, England, together totaling 2,050 hotel rooms and conference facilities. All foreign operations are executed in cooperation with local partners in such a manner that allows efficient utilization of PBC’s extensive experience and capabilities, combined with the familiarity with relevant markets and advantages of the local partners.

As at June 30, 2016, PBC engages in marketing, construction and planning income producing properties in Israel of which the main projects are the following:

·
MATAM-Yam. MATAM, a subsidiary of Gav Yam, is developing a new project with an above-ground space of 10,000 sqm, on a lot acquired in 2015, at the south-western edge of the MATAM Haifa Park. In addition, MATAM is expanding the above-ground parking lot. This expansion, which will add 22,000 square meters of space, will accommodate 815 parking spaces. After completion of this phase, the above-ground parking structure in MATAM Park will accommodate 2,100 parking spaces, with a total area of 56,000 sqm.

·
Gav Yam Park, Rehovot. Gav Yam and the Weizmann Institute are the joint owners Gav Yam Park in Rehovot (PBC 72% and the Weizmann Institute 28%). In light of the existing demand in the park, in the first quarter of 2016 Gav Yam started marketing and construction of an additional building in the park (the fourth building), with an above ground area of 15,000 sqm and 13,000 sqm of underground parking area.

·
Ispro Planet. This is an entertainment and retail project in Beer-Sheva being built in two phases. The first phase includes a Cinema Multiplex and a large entertainment facility, restaurants and retail shops and the second phase consists of a Power Center. During the first half of 2016, the leasing and the construction of Stage A of the project continued.  This stage consists of 18 cinema halls for the Yes Planet chain, with 3,400 seats and an IMAX screen, as well as commercial areas and Big Boxes, with total GLA of approximately 28,000 sqm of which approximately 86% have been leased up and was opened to the public at the end of June 2016.

·
Modi’in – logistics building. In July 2016, Gav-Yam completed the construction of a logistics building with an area of approximately 7,000 sqm above ground, which is fully rented.

·
Totzeret Ha’Aretz – Tel-Aviv. Gav Yam and Amot Investments Ltd. (“Amot”), jointly own the rights (in equal shares) in adjacent plots of land with an overall area of approximately 17 dunams on Totzeret Ha’Aretz, Yigal Alon and Derech Shalom Streets in Tel-Aviv, which include existing rights for the construction of a project with approximately 53,000 sqm of constructed floor space. During the second quarter of 2016, construction and marketing of the Phase A building with an above ground area of 53,000 sqm. started and the construction of the underground parking area, with an overall area of approximately 31,600 sqm, providing approximately 950 parking places, continued. At the same time, and according to an agreement that was signed with the Tel Aviv Municipality, Gav-Yam and Amot filed a building plan under district committee jurisdiction for the addition of rights for 130,000 square meters (gross) above-ground on 70 floors, the addition of 2,000 parking spaces and approval of the designation of offices, commercial space and hotel areass.

·
Gav-Yam Negev Park – The third building. Gav-Yam is developing the third building in the park with an above ground area of 15,000 sqm. The two first buildings in the park, with an area of 33,000 sqm are completed and rented.

Second office tower at the Kiryat Ono Mall. In the first half of 2016, PBC and Amot (in joint venture) continued the construction of a second office tower above the Kiryat Ono Mall, with an area of approximately 7,400 sqm of office space and 1,500 sqm of commercial space. The construction is expected to be completed during the third quarter of 2016.

The following are the main overseas activities in which PBC is involved:

HSBC Tower in New York. The HSBC tower, with an area of 80,000 square meters, is located on Fifth Avenue in Manhattan, New York. The tower is leased to quality tenants, such as HSBC, the law firm Baker Mckenzie and various financial entities, for long periods. The tower is 100% leased.  HSBC Bank is considering alternative leasing possibilities, including extending its lease in the Tower.  At the end of 2015, we presented a proposal for the extension of HSBC Bank’s lease agreement, which is being reviewed by the parties.

GW project (“Tivoli”) in Las Vegas. A commercial and office project (we own a 50% interest through IDBG) that is divided into three stages – the first stage (Triad A) of the Tivoli project includes about 19,000 square meters of commercial areas and about 15,000 square meters of offices. As at June 30, 2016, the occupation rate was 84%. The second part of the project (Triad B) is under construction and marketing and it is planned to include 14,000 square meters of commercial areas and 14,000 square meters of offices. To date, lease agreements have been signed in Triad B with an anchor lessee and other lessees with respect to 11,000 square meters of available area. The opening of triad B is expected in November 2016. The construction of Triad B is currently financed by US$50 million credit facility granted at December 2015 by the company to IDBG, based on the approval in September 2015 at the General Meeting of the Shareholders of the Company.  As of the date of their annual report, US$38 million of the said facility has been disbursed.

India. PBC’s activity in India is conducted together with partners (PBC’s share is 45%). The activity presently focuses on a residential project in Chennai, being built in stages.  As of the date of their annual report, three buildings were offered for sale – two buildings including 390 units, of which 340 units were sold, are to be delivered in the second half of 2017 and the third building, which includes 160 units, of which 40 units were sold, is expected to be delivered during 2018. In the first half of 2016, 65 units had been sold in the project in Chennai compared with 50 units in the corresponding period in 2015. In January 2016, the remaining rights in the Hyderabad project were sold for a consideration of US$34 million.

The following are the main Investment Properties of PBC as of June 30, 2016:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encum-brances	Plot of land	Buildings, facilities and improvement	Improve-ments / Additions	Plot of land	Buildings, facilities and improvements	Total	Accumu-lated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life as of 06.30.16

Tivoli	Mortgage	171	1,241	-	124	1,969	2,093	(46)	2,047	apr-2011	oct-2015	35
Kiryat Ono Mall	Mortgage	316	696	8	502	1,115	1,617	(19)	1,598	nov-2007	oct-2015	72
Shopping Center Modi’in A	Mortgage	223	289	-	354	459	813	(8)	805	aug-2005	oct-2015	81
HSBC	Mortgage	5,471	1,778	-	8,337	2,962	11,299	(74)	11,225	1927-1984	oct-2015	35
Matam park - Haifa	Mortgage	544	2,685	480	910	4,842	5,752	(90)	5,662	1979-2015	oct-2015	63
Caesarea - Maichaley Carmel	-	142	230	-	226	365	591	(8)	583	jun-1905	oct-2015	76
Herzeliya North	-	777	1,025	856	1,498	2,662	4,160	(35)	4,125	1996-2015	oct-2015	89
Gav-Yam Center - Herzeliya	Mortgage	748	817	-	1,187	1,297	2,484	(35)	2,449	1997-2006	oct-2015	64
Neyar Hadera Modi’in	-	186	248	-	295	393	688	(8)	680	jun-1905	oct-2015	84
Gav yam park - Beer Sheva	Mortgage	34	402	16	54	658	712	(12)	700	jul-1905	oct-2015	97
Hazomet Kfar Saba	-	-	74	-	-	117	117	-	117	jun-1905	oct-2015	50
Bilu	-	-	54	-	-	86	86	-	86	jun-1905	oct-2015	35
Mazkeret Batia	-	-	69	-	-	109	109	-	109	jul-1905	oct-2015	50
Netania	-	-	525	23	-	861	861	(12)	849	jun-1905	oct-2015	31
Rishon Le Zion	-	-	44	-	-	70	70	-	70	may-1905	oct-2015	35
Rehovot	-	-	69	13	-	125	125	-	125	jun-1905	oct-2015	35
Mizpe Sapir	-	-	78	-	-	128	128	(4)	124	jun-1905	oct-2015	35
Holon	-	191	15	-	303	24	327	-	327	jan-1969	oct-2015	25
Haifa	-	15	-	-	24	-	24	-	24	jan-1970	oct-2015	25
Others	-	1,781	3,938	195	3,018	5,830	8,848	(89)	8,759	N/A	oct-2015	N/A
Total Rental properties		10,599	14,277	1,591	16,832	24,072	40,904	(440)	40,464
Undeveloped parcels of land
Tivoli	-	15	-	-	24	-	24	-	24	apr-2011	oct-2015	-
Queensridge Towers	-	223	-	-	266	-	266	-	266	apr-2011	oct-2015	-
Zarchini Raanana	-	-	49	-	-	78	78	-	78	-	oct-2015	-
Kurdani	-	-	-	-	-	-	-	-	-	-	oct-2015	-
Others	-	1,056	5	-	1,785	-	1,785	(8)	1,777	N/A	oct-2015	N/A
Total undeveloped parcels of land		1,294	54		2,075	78	2,153	(8)	2,145
Tivoli	-	-	1,170	103	-	1,981	1,981	-	1,981	in progress	oct-2015	-
Ispro Planet – Beer Sheva – Phase 1	-	154	294	296	245	817	1,062	-	1,062	in progress	oct-2015	-
Others	-	149	245	-	191	689	880	-	880	in progress	oct-2015	N/A
Total properties under development		303	1,709	399	436	3,487	3,923		3,923

Supermarkets

This division includes the assets and operating income of Shufersal. Shufersal, established in 1958, is Israel’s largest retail chain and the owner of the largest supermarket chain in Israel in terms of sales volume, operating 270 supermarkets nationwide, within an approximate aggregate area of 503,000 square meters.  Shufersal employs approximately 12,300 employees. In recent years, Shufersal has introduced and continues developing strategic processes and structural changes seeking to optimize profitability, strengthen its market leading position, and address the challenges of the business and regulatory environment where it operates. Shufersal separated its real estate business from its retail business, and formed Shufersal Real Estate Ltd., a wholly-owned subsidiary whose assets include branches that are leased to Shufersal and real estate property leased to third parties.

Among its other branches, Shufersal owns the Mega chain, the largest supermarket chain in Israel. Our Supermarkets segment generated operating income of Ps. 424 million for the fiscal year ended June 30, 2016, representing 59% of our consolidated operating income for the Operations Center in Israel for such year.

Shufersal operates five different retail formats throughout Israel:

(i)
Shufersal Sheli: a chain of 107 neighborhood stores providing customer shopping needs, while vigilantly maintaining convenience, availability, freshness and service;

(ii)
Shufersal Deal: a chain of 74 discount stores that offers low-priced products throughout the year;

(iii)
Yesh: a chain of 54 competitive discount stores addressing different populations by matching products to customers, and by offering special kashruth;

(iv)
Shufersal Express: a chain of 13 convenience stores; and

(v)
Shufersal Online (former Shufersal Yashir): a service that markets products directly to the customer’s home or office, with orders taken via the internet, phone or fax.

Shufersal puts great effort into producing its private label to provide customers with a brand that meets high quality standards, is competitively priced and is adapted to Israeli consumer tastes. The brand currently includes about 1,400 products. Shufersal’s Loyalty Club is the leading loyalty club in Israel with 1.4 million members. Club members enjoy cash coupons, accumulated bonuses, discounts and special offers.

As part of its strategic plan, Shufersal, together with Leumi card and Paz, launched the Shufersal credit card in October 2006. The card provides customers with a non-banking credit framework, as well as special offers and benefits. “Yesch” Credit Card for “Yesch” customers was launched in August 2009 and offers the same benefits.

Shufersal also owns a sophisticated 40,000 m2 logistics center in Rishon Lezion in addition to distribution centers in Kfar Vitkin, Ramle, and Kadima.

Shufersal engages in income-generating real estate, leasing commercial centers and other properties through several subsidiaries: Shufersal Bailsol Investments Ltd. (50% owned); Merkaz Hakirya (Ashdod 1995) Ltd. (50%); and Lev Hamifratz Ltd. (37%).

Although Shufersal’s main operations is retail, it also operates in two other sectors: real estate and credit card customer’s club management. In income-generating real estate activity, Shufersal engages in leasing commercial centers and other properties. As part of its strategic plan, Shufersal is also active in managing a customer credit club through which it offers credit cards to the public that provide a non-bank credit framework, as well as special offers and benefits to customers.

During 2016, Shufersal continued to carry out its business plan, which is intended to create a growth-oriented commercial and operational infrastructure for the years to come, to reinforce its competitiveness, to improve value offered to customers, and to improve service. As its main distribution center, Shufersal owns a sophisticated 40,000 m2 logistics center in Rishon Lezion in addition to distribution centers in Kfar Vitkin, Ramle, and Kadima.

In recent years, Shufersal has performed, and continues performing, strategic processes and structural changes, with the aim of optimizing its operations, strengthening its market leadership, and dealing with challenges it faces in its business and regulatory environment. As part of its strategies, Shufersal is focused in the development of its digital market platforms, of which the main one is Shufersal Online. During 2016, there was a significant increase in Shufersal’s sales through Shufersal Online.

During 2015, Shufersal continued to implement its business plan, as approved by its Board of Directors in July 2014, as follows:

·
The developments in the Mega chain led, in addition to the sale of Mega stores that operated in the discount format to various third parties, the closing of its online platform and a one-off closing of all of its branches by Mega’s employees, led to the loss of consumers. Shufersal adapted its operations to these changes at the Mega chain, and the impact of the competitive landscape. Shufersal continues to monitor the effects on Mega’s results, and is preparing to address multiple scenarios, including increased competition in the discount market and a potential purchase of Mega’s stores in city centers by chains that operate in the discount market, which may lead to greater competition. In the first half of 2016, Shufersal continued to monitor and prepare various scenarios regarding the change in ownership of Mega city center stores.

·
The continued expansion and strengthening of Shufersal’s private label brand as a part of its strategy, including the launch of new products in leading categories, such as the milk and meat. Sales of Shufersal’s own branded products in 2015 were approximately 15% of all retail sales, an increase of 11.5% compared with sales in 2014.

·
The continued development of Shufersal’s digital platforms, of which the main one is “Shufersal Online” and the cellular application, and the streamlining of the operating processes with regard to the distribution system of “Shufersal Online.” There has been a significant increase in Shufersal’s sales through Shufersal Online, and they constituted approximately 6% of total sales in 2015 (compared with approximately 4% in 2014). During the first half of 2016, Shufersal continued to accelerate the development of its digital platform and to open special warehouses to support those sales. In the first half of 2016, Shufersal Online sales accounted for approximately 8.6% of Shufersal’s total sales.

·
The continued streamlining of real estate in accordance with the business plan, which includes the closing and downsizing of retail stores.

·
In 2015, Shufersal continued its efforts to complete the change in the supply chain system, and during the first quarter of 2016 it began the gradual operation of its new logistics center in Shoham, that began operating on February 2016.

·
Various regulatory developments, such as an increase in the minimum wage, the first installment of which came into effect in April 2015.

·
Shufersal performed a renewed evaluation of branches with operational and cash flow losses, and concluded that 15 stores out of all evaluated branches (which are mainly leased through operational leases) no longer contribute or make a viable contribution, either in operational and/or strategic terms, to the geographical region (the cash generating unit) with which they are associated.  Shufersal decided to close 14 stores, and to reduce the size of the store network it owns.

·
For the purpose of the impairment test, Shufersal branches are combined into geographical regions which constitute separate cash generating units. Based on Shufersal’s strategy, the closure of stores may result in a reduction in profitability of other stores located in the same geographical area. In light of the foregoing, the impairment test for retail activity is performed on a regional level, and the recoverable amount is calculated for the cash generating unit.

Agrochemicals

Includes income from the associate of IDBD, Adama. Adama is a worldwide leader in active ingredients used in agricultural production. Adama became a private company owned by ChemChina (60%) and Koor (40%).

Adama is one of the leading generic brand crop protection companies in the world. Adama has a heritage dating back 70 years and strives to develop products to simplify and optimize agricultural production, offering farmers products and services that optimize crop yields. Adama has a comprehensive range of high-quality, innovative and effective crop protection products, including herbicides, insecticides, fungicides, plant growth regulators and seed treatments, designed to improve the quality and quantity of crop yields by preventing or controlling harmful, insects and disease. Adamas’ comprehensive product portfolio includes more than 270 active ingredients and more than 1,000 end-use products. Our Agrochemicals segment generated an income of Ps. 334 million from the investment in Adama for the fiscal year ended June 30, 2016.

Adama’s 4,900 employees reach farmers in more than 120 countries with its main customers in Europe, North America, Latin America, Asia-Pacific, India, the Middle East and Africa. As of the date of this annual report, Adama is ranked as the leading company in the world focusing on non-patent protected active materials used crop protection products. Adama has 19 production facilities for synthesis and formulation of its product and seven global products development centers.

Adamas’ range of products include crop protection solutions and other related products that leverage its core expertise, including dietary supplements and food additives, aromatic products and industrial products. Accordingly, Adama organizes and manages its business in two segments: crop protection and other operations. The crop protection business focuses on the research, development, production and marketing of products that enhance crop yields by protecting against the damaging and destructive effects of a variety of weeds, pests and disease. Adama markets (mostly directly and through third parties) the products it develops and produces, as well as other crop protection products it sources from third parties. Crop protection products in the global market are divided into (i) patent-protected and legacy, branded off-patent products, most of which were originally developed by leading companies in the field; and (ii) newly introduced, branded off-patent products, such as our products, which are similar to patent-expired products (in terms of composition) and are produced by off-patent focused companies.

Adama manufactures and sells a broad range of crop protection products that are divided into three main categories based on their uses: (i) herbicides, (ii) insecticides and (iii) fungicides. These solutions offer protection for all sorts of crops including corn, cotton, oil seed rape, soybean and cereal, and are developed and adapted for use in seed treatment as well as for non-crop uses such as protection against weeds, pests and disease in roadsides, forests, lawns, parks, institutions, the wood and paint industry, animal health and private facilities, homes and gardens. Adama has a unique positioning and access to the Chinese markets, principally through ChemChina.

On July 17, 2016, DIC reported that it had accepted ChemChina’s offer to acquire 40% of Adama Agricultural Solutions Ltd.’s shares, indirectly controlled by IDBD through DIC. For more information see “Recent Developments”.

Telecommunications

This division includes the assets and operating income derived from Cellcom. Cellcom is Israel’s leading mobile communications operator. Cellcom has more than 2.8 million subscribers, with an estimated market share of 27%. Through its independent transmission network, Cellcom provides services to its customers with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its customers abroad, and additional services including music, video, mobile office etc. With a technologically advanced infrastructure, Cellcom provides internet connectivity services and international calling services, as well as landline telephone communication, cloud, hosting services and information security in Israel, in addition to data communication services. Our Telecommunications segment generated operating losses of Ps. 71 million for the fiscal year ended June 30, 2016, representing 10% of our consolidated operating income for the Operations Center in Israel for such year.

Cellcom has launched television services over the internet (“over-the-top” TV or OTT TV) which currently has 87,000 subscribers representing a 5.7% market share. IDBD believes that there is an opportunity for further penetration in television services over the internet and thus it plans to expand its activities in this business, as part of its strategies. Cellcom provides a “triple play package”, which combines television services, internet infrastructure and supplier services and home telephone services. Cellcom operates powerful generation networks (LTE 4 and HSPA 3.5) enabling advanced high speed broadband multimedia services, in addition to the regular networks (GSM/GPRS/EDGE).

On November 2015, Cellcom entered into an agreement with Golan Telecom Ltd. (“Golan”) to purchase all of the shares of Golan, one of the four cell phone carriers in Israel, in addition to Cellcom, for a consideration of NIS 1,170 million. If Golan’s acquisition is approved, Cellcom’s market share and revenues will increase and Cellcom will be able to offer additional bundled and separate services and products which will result in opportunities for leveraging cost-synergies.

The following table presents our number of cellular subscribers and revenues for each of the last five years:

	Year Ended December 31, (in thousands)
	2011	2012	2013	2014	2015
Cellular subscribers (end of period)(1) (in thousands)	3,349	3,199	3,092	2,967	2,835

(1)
Subscriber data refers to active cellular subscribers. Cellcom uses a six-month method to calculate cellular subscriber base, which means that Cellcom deducts subscribers from its cellular subscriber base after six months of no revenue generation and activity on its network by or in relation to the post-paid subscriber, no revenue generating calls or SMS for pre-paid subscriber and no data usage or less than NIS 1 of accumulated revenues for M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, Cellcom removed approximately 52,000 subscribers from our subscribers base, which included its subscribers using its TDMA network who had not requested a transfer to its other networks following the shutdown of its TDMA network as of December 31, 2011, and subscribers who ceased using services following a change to Cellcom’s policy which previously allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees in the cellular market in early 2011. These changes affected other key performance indicators. In the fourth quarter of 2012, Cellcom removed approximately 138,000 M2M subscribers from its subscriber base, following the addition of the above revenue generation criterion for M2M subscribers. This change had an immaterial effect on Cellcom’s ARPU for 2012. In the fourth quarter of 2013 we removed approximately 64,000 subscribers from our subscribers base, following a change to our prepaid subscribers counting mechanism. As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of no revenue generating calls or SMS. Following each of these changes, we have not restated prior subscriber data to conform to such changes.

We present bellow a detailed desciption about each of the segments in telecommunications operated by IDBD’s subsidiary Cellcom:

Television Market

Our offer to the Israeli Market includes:

·
Linear channels including the Israeli Digital terrestrial broadcasting

·
Video on Demand library

·
Live and catch up sports channels

·
Access to internet video content from selected internet sites

·
Music streaming service

·
An improved and advanced user experience

·
Highly competitive pricing

Cellular Services and Products

Cellcom offers its cellular subscribers a variety of usage and sector pricing plans and bundles combining cellular services with other communications services that the group offers, such as Internet infrastructure and ISP, landline, ILD and OTT TV services for home and IP switchboard, Internet infrastructure and ISP landline and ILD services for the office. Cellcom offers two methods of payment: pre-paid and post-paid. Pre-paid services are offered to subscribers who pay for its services prior to obtaining them, usually by purchasing their “Talkman” pre-paid cards or “virtual” Talkman cards. Post-paid services are offered to subscribers willing to pay for their services through banking and credit arrangements, such as credit cards and direct debits. Price erosion and the marketing of unlimited packages, have resulted to a decline in our pre-paid subscriber base. In line with regulation, our pricing plans do not include a commitment to purchase their services for a predefined period, other than in large business agreements.

Basic cellular services

Its principal cellular service is basic cellular telephony and data transfer, upload and download (in supporting handsets). Both are included in the “unlimited packages”. In addition, Cellcom offers many other services with enhancements and additional features to their basic cellular telephony service, including voice mail, cellular fax, call waiting, call forwarding, caller identification and conference calling. Data services can be used with handsets (in supporting models), cellular modems, laptops and tablets. Cellcom provides their customers with a variety of “internet surfing packages” for that purpose. Cellcom also offers both an outbound roaming service to subscribers traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” into their network.

Value-added services

In addition to basic cellular telephony and data services, Cellcom offers many value-added services, such as SMS and MMS, cloud backup content services such as music downloads and “Cellcom TV” application. SMS is included in the “unlimited packages”. Cellcom offers services that are likely to be popular with subscribers and complement Cellcom’s business. Some of these value-added services are available only to subscribers who have supporting handset models and some are offered only to business subscribers.

Business subscribers, also may receive multi SMS, M2M, “Double Net” services allowing combined usage of cellular and landline networks in order to ensure uninterrupted service, work force management and vehicles management applications.

Handsets

Cellcom sells a wide selection of handsets (which for purposes of this report may include other types of communications end-user equipment, such as tablets) designed to meet individual preferences. Prices of handsets vary based on handset features and special promotions. Cellcom offers a variety of installment plans for handsets and discounts for short term installment plans.  In most cases, handsets are to be paid in 36 monthly installments. Cellcom offers a variety of handsets from world-leading brands such as Apple, LG, Nokia, Samsung, Sony, HTC, ZTE and Alcatel. The vast majority of handset sales in 2015 have been of Apple and Samsung models. The handset models Cellcom sells offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). Cellcom is also required to provide cellular services to subscribers who did not purchase their handsets from us, provided that the handset model complies with the standards set by the Ministry of Communications. Cellcom offers subscribers repair services for most handsets, in approximately 28 locations, including through their wholly owned dealer, as well as by dispatch service. See also “Customer Care” below.

Cellcom also sells modems, tablets and smart watches to promote data services. In addition,  it sells added value products to its customers, such as smart watches. Samsung International Co. Ltd. provides us Samsung products and spare parts for such products, under terms, including price of products, agreed between us and Samsung from time to time.

In 2013, Cellcom entered into an agreement with Apple Sales International for the purchase and distribution of iPhone products in Israel. Under the terms of the agreement, Cellcom has committed to purchase a minimum quantity of  iPhone products over a period of three years, which have represented a significant portion of total cellular handset sales over that period.

Landline services

In addition to cellular services, Cellcom provides landline telephony, transmission and data services, using approximately 1,780 kilometers of inland fiber-optic infrastructure and complementary microwave links. Cellcom has offered transmission and data services since 2001, landline telephone service since July 2006, and advanced, voice and data landline services since 2008, both to selected business customers. Since May 2015 Cellcom (and Netvision) have offered internet infrastructure services through the landline wholesale market, using Bezeq’s VDSL infrastructure. Netvision also offers landline services to both private and business customers, focusing on the private sector.

As of December 2014, Cellcom offers OTT-TV services, branded “Cellcom tv” to private customers using Netvision’s systems. Cellcom tv is a hybrid OTT-DTT TV service provided to the Israeli market. The service includes a set-top box that enables linear channels, including channels based on the Israeli Digital terrestrial television (DTT) broadcasting, Video on Demand library subscription (SVoD) that can be accessed from smartphones and tablets (TV anywhere), access to internet video content from selected internet sites, music streaming service and additional advanced features such as personal video recorder, VoD playlist channels and connection to social networks, at highly competitive prices. Cellcom’s VoD catalogue and linear channels offer international and local content from top content suppliers.

Network and Technology

Cellcom’s cellular network has developed over the years since it commenced operations in 1994, and we now have dual cellular and wireline capabilities.

The “fourth generation” LTE, or Long Term Evolution technology, was launched in August 2014 and offers data throughput of up to 112 Mbps on the downlink path and up to 37 Mbps on the uplink path (voice services are provided through our 3G network). The LTE network covers most of the population of Israel and in 2016 it continued to deploy this network and allocate additional spectrum in the 1800 band (where possible) in order to enable higher data throughput rate.

The “third generation” UMTS/HSPA+, or high-speed packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 42 Mbps on the downlink path and up to 5 Mbps on the uplink path. In 2016, Cellcom intends to continue to support the increasing demand for data traffic, while maintaining its quality of services. This network, considered to be a “3.9” technology, uses the same core as Cellcom’s GSM/GPRS/EDGE network and covers substantially all of the populated territory in Israel. Moreover, Cellcom’s UMTS/HSPA+ network supports types of services that require higher throughput and lower delay, such as video conferencing and provides an adequate fallback for our LTE network by means of smart features and network load sharing.

Cellcom’s “second generation” GSM/GPRS/EDGE 1800MHz network allows for voice calls, data transmission and multimedia services, although at slower speeds than the LTE and UMTS/HSPA+ networks. Cellcom’s GSM/GPRS/EDGE technology is an advanced second-generation technology considered to be a “2.75G” technology. It enables Cellcom to deliver multimedia and services at speeds that are higher than the rates offered through regular “second generation” digital cellular technology. Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities. In addition, in the case of coverage gaps and for voice services supported by their GSM/GPRS/EDGE technology, the network provides an adequate voice fallback for their LTE and UMTS networks. Most of Cellcom’s traffic uses the UMTS/HSPA+ network with a continuous growth of data using Cellcom’s LTE network.

Cellcom’s transmission network is comprised of approximately 1,780 kilometers of inland advanced fiber-optic cables that, together with Cellcom’s microwave infrastructure, enable them to provide their customers with telephony and high speed and high quality transmission and data services. Cellcom’s transmission network is strategically deployed in order to cover the major portion of Israel’s business parks and permits them to provide their own backhaul services while reducing their need to lease capacity from Bezeq, the incumbent landline operator in Israel.

Cellcom’s system for the provision of advanced centrex services based on cloud solutions to our business landline customers, is by Broadsoft Ltd.

Netvision’s platform by LM Ericsson, allows the provision of our OTT TV services, together with the Israeli DTT infrastructure.

Infrastructure

Cellcom has built an extensive, durable and advanced cellular network system, enabling them to offer high-quality services to substantially the entire Israeli populated territory. They seek to satisfy quality standards that are important to their subscribers, such as high voice quality, high data rate packet sessions, low “blocked call” rate (average rate of call attempts that fail due to insufficient network resources), low “dropped call” rate (average rate of calls that are terminated not in the ordinary course) and deep indoor coverage. Therefore, they have made substantial capital expenditures and expect to continue to make substantial capital expenditures on their network system.

Cellcom’s LTE network is covering most of the population of Israel and they cover substantially all of the populated areas of Israel with both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network. Our LTE and UMTS/HSPA+ networks are mostly co-located with our GSM/GPRS/EDGE network.

Cellular Network design

Cellcom has designed the GSM/GPRS/EDGE, UMTS/HSPA+ and LTE networks in order to provide high quality and reliability in-line with the requirements set forth in their license while using a cost-effective design, utilizing shared components for the networks, where applicable.

Cellcom has a DRP for its engineering systems, aimed at increasing its network’s survivability in case of damage to any of its component systems. The DRP also provides the network with additional advantages, including increased capacity and advanced qualities in line with our license requirements.

Cellcom’s primary goal is to continue deploying its LTE network while allocating a smaller amount of our 1800MGz frequencies to our 2G network, where possible, through advanced and modern equipment and software features, and to continue to support the increasing demand for data traffic of their high speed UMTS/HSPA+ network. At the same time they intend to continue to perform extensive optimization work to provide their subscribers with maximum capability to support video and other broad-bandwidth content.

Cellular Network performance

Cellcom continually seeks to optimize its entire network in order to meet the key performance indicators for its services, including dropped calls, voice quality, accessibility, availability and packet success rate. Cellcom uses advanced planning, monitoring and analyzing tools and introduced advanced and modern equipment and software features in order to achieve performance goals efficiently and with minimal faults.

The main indicators use to measure network performance for voice and packet data are the “blocked call” rate, the “dropped call” rate and average throughput. The average rates of blocked and dropped calls meet those required by Cellcom’s operating license. The average throughput indicator is not a license requirement.

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. Cellcom has been allocated 2x10 MHz in the 850 MHz frequency band previously used by their TDMA network and currently by their UMTS/HSPA base stations, 2x20 MHz in the 1800 MHz frequency band, 5 - 15 MHz (varying dependent on usage required in different areas) of which are used by our LTE network and the remaining is used by their GSM/GPRS/EDGE network (again varying dependent on usage required in different areas) and 2 x 10 MHz 2100 MHz frequency band used by their UMTS/HSPA network. Cellcom believes that its available spectrum is sufficient for its current needs.

Of the 20 1800 MHz spectra, three were allocated to Cellcom in August 2015 by the Israeli Ministry of Communications, for 4G technologies (such as LTE, LTE Advanced) . Unlike Cellcom’s other frequencies, these frequencies were awarded for a period of just ten years.

Cell site construction and licensing

Cellcom develops cell sites based on a strategy to expand the geographical coverage and improve the quality of its network and as necessary to replace cell sites as needed. Cellcom’s acquisition teams survey the area in order to identify optimal locations for a cell site. In urban areas, this would normally be building rooftops. In rural areas, masts are usually constructed. The transmission teams also identify the best means of connecting the base station to our network, based on Cellcom’s independent transmission network, either by physical optical fiber, microwave link or Bezeq landlines. Once a preferred site has been identified and the exact equipment configuration for that site decided, Cellcom begins the process of obtaining all necessary consents and permits. The construction of cell sites requires building permits from local or regional authorities, or an applicable exemption, as well as a number of additional permits from governmental and regulatory authorities, such as construction and operating permits from the Ministry of Environmental Protection in all cases, permits from the Civil Aviation Authority in most cases and permits from the Israeli Defense Forces in some cases. In special circumstances, additional licenses are required.

Transmission network

Cellcom’s transmission network provides them with wireline connectivity for their cellular and landline network in substantially all of the populated territory of Israel. It is based on their fiber-optic network and complementary microwave infrastructure. Cellcom’s transmission network includes links to their internal cellular network and to their landline and transmission subscribers.

Cellcom’s optical transmission network is deployed from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,780 kilometers. The fiber-optic network reaches most of the business parks in the country and is monitored by a fault-management system that performs real-time monitoring in order to enable them to provide our subscribers with high quality service. In order to efficiently complete their transmission network’s coverage to substantially the entire country, they use a microwave network as a complementary solution in those areas that are not served by their fiber-optic network.

Information technology

Cellcom maintains a variety of information systems that enable it to deliver superior customer service while enhancing our internal processes.

Sales

As part of Cellcom’s strategy to fully penetrate every part of the Israeli market, it seeks to make the purchase of its services and products as easy and accessible as possible, while seeks to optimize costs. These efforts to adapt sales operations to market conditions include optimizing points of sale and transferring operations more cost effective channels. Cellcom offer pricing plans, value-added services, handsets, accessories and related services through a broad network of direct and indirect sales personnel. Cellcom designs pricing plans and promotional campaigns aimed at attracting new subscribers and enhancing customer retention strategies. Cellcom pays independent dealers commissions on sales, while employee sales personnel receive base salaries plus performance-based incentives. All sales and other customer-facing staff go through extensive training prior to commencing their work. Cellcom’s distribution and sales efforts for subscribers are conducted primarily through four channels:

Points of sale. Cellcom distribute products and services through a broad network of physical points of sale providing them with nationwide coverage of their existing and potential subscriber base. Cellcom operate directly approximately 28 physical points of sale and service located in central and other frequently visited locations. In 2015, Cellcom reduced the space of several additional points of sale, in line with its operating strategy, which continued in 2016 on a selective basis.

Cellcom also distributes products and services indirectly through a chain of dozens of dealers (including its wholly-owned dealer, Dynamica) which operates at approximately 150 points of sale throughout Israel. These dealers are compensated for each sale based on qualitative and quantitative measures. Cellcom closely monitors the quality of service provided to their subscribers by Cellcom’s dealers. In Cellcom’s efforts to penetrate certain sectors of their potential subscriber base, Cellcom selects dealers with proven expertise in marketing to such sectors.

Telephonic sales. Telephonic sales efforts target existing and potential subscribers who are interested in buying or upgrading handsets and services. Cellcom’s sales representatives (both in-house and outsourced) offer customers a variety of products and services, tailored to their needs.

 Account managers. Cellcom’s direct sales force for business customers maintains regular contact with mid-sized and large accounts, focusing on sales of cellular and wireline services, customer retention and tailor-made solutions for the specific needs of such customers. Cellcom provides small- and mid-sized business customers one point for both sales and services by phone. Cellcom’s account managers are aided by various back office experts in determining customers’ needs and making suitable offers. Sales to larger business customers or governmental and local authorities sometimes involves participation in requests for proposals.

Online sales. Cellcom offers customers the ability to purchase products and services through Cellcom’s internet site and Cellcom’s smartphone application and invest efforts in directing customers toward self-service channels. Cellcom has established a dedicated internet site for the marketing and sales their OTT TV service.

Cellcom Fixed Line Opportunities

Key advantages of Cellcom which are expected to facilitate expansion in the landline business:

·
Triple play package – the first of its kind in Israel providing Cellcom television, Internet access and infrastructure and telephony at a highly competitive pricing

·
Large subscriber base: approximately. 2.8 million cellular subscribers, representing a 27% market share in the ISP market and approximately 138,000 VOB subscribers

·
Leveraging the fiber network infrastructure (approximately 1,780 KM of fiber optic infrastructure) together with the wholesale market aiming to increase market share in the business sector

Insurance

This division includes the assets from Clal Insurance Business Holdings. Clal is one of the largest insurance groups in Israel, whose businesses mainly comprise pension and social security insurance and other insurance lines. Clal, through its subsidiaries, primarily issues insurance policies, provides pension fund management services, including provident funds, and holds assets and other businesses (including holdings in insurance agencies). In 2015, Clal was one of the largest insurance groups operating in Israel. Clal Insurance Enterprises’ offers (1) long-term savings plans; (2) non-life insurance products; and (3) health insurance. Clal Insurance Enterprises’ other operations are carried out principally through holdings of its Clal Insurance Company Ltd. subsidiary (“Clal Insurance”). We refer to Clal Credit Insurance Ltd. (“Clal Credit Insurance”) and the management companies that manage the pension funds and insurance agencies (Clal Insurance Business Holdings Ltd., and the companies held by it), as “Clal Insurance Business Holdings Group”). 51% of Clal’s controlling shares are held in trust be managed by a trustee in compliance with the order issued by the Capital Markets Commission of Israel requiring that Clal’s controlling stake; therefore, Clal’s results are not fully consolidated on a line-by-line basis in IDBD’s financial statements, but under a single line as a financial instrument at fair value, as required under IFRS when no control is exercised.

Diagram of holdings

Presented below is a diagram illustrating the structure of the company’s primary holdings, as of March 6, 2016:

Clal Holdings Insurance Enterprises Ltd.
Clal Insurance Company Ltd. 99.98%
Clal insurance Credit Ltd. (1) 80%
Clal Pension and Provident Funds Ltd. 100%
Atudot Pension Fund for Workers and Self-Employed Workers Ltd. (3) 50%
Clalbit Systems Ltd. 100%
Haclal Harishon Ltd. 100%
Clalbit Finance Ltd. 100%
Canaf – Clal Financial Management Ltd. (3) 100%
Clal Agency Holdings (1998) Ltd.
Betach – Thorne Insurance Agency Ltd. (4)
Tmurah Insurance Agency (1987) Ltd. (2) 100%
Non-life insurance segment
Long term savings segment
Health insurance segment
Other operating branches
Insurance agencies and additional companies
Other
Pension
Pension and Provident Funds
Insurance
Insurance Agency

Clal Holdings Insurance Enterprises is one of the leading insurance and pension companies in Israel. As of June 30, 2016, Clal held a 20% market share in the insurance market and managed over US$43 billion in assets. Clal offers a wide range of services and products to private and corporate customers, such as non-life insurance, health insurance, travel insurance, education funds, provident funds, pension funds, among others. Clal employs over 4,000 people and markets its products through 2,000 insurance agents, to provide service and professional support to their customers. Our Ins urance segment had assets of Ps. 4,602 million as of June 30, 2016, representing 3% of our operating assets for the Operations Center in Israel at such date.

Clal’s operations consist of three main insurance divisions:

(i) non-life insurance: the general insurance domain in Clal is among the largest in Israel. The division holds a 15% market share in this segment and offers coverage to private and corporate customers. The non-life insurance division offers a wide range of insurance plans: automotive, property, liability, marine insurance, personal accidents, guarantees and additional services. The division’s strategy is to grow their private customer base - automotive, private residences and small businesses, while professionally understanding the unique needs of its diverse customers. Its vision is to provide professional and high-level service to company’s agents and customers, through constant improvements and new product development;

(ii) life insurance and long-term savings: this division holds a 15% market share of the long-term savings market, as defined by the Commissioner of Insurance. The division manages long-term assets, including life insurance, pension and provident funds. The division also provides comprehensive solutions to private and corporate customers in all sectors of the Israeli economy. Among the division’s customers are large corporations and many residents of the State of Israel. Its objectives are to support the company’s distribution channels and become a professional benchmark, helping to improve company business results, profitability and value, while emphasizing  quality of service. The division offers a variety of savings options, enabling its customers to maintain a strong, solid economic foundation in the event of death, accident or loss of earning capacity. It also offers a variety of pension funds designed to guarantee a monthly income for life in the event of retirement, disability, or death, enabling economic stability for the future even in difficult times. Clal takes full responsibility for managing its member’s. Members enjoy high returns, among the highest in the Israeli market, as well as peace of mind, knowing a large, professional, industry-leading corporation manages their money; and

(iii) health insurance: The health insurance division offers a wide range of products for individuals, families and groups, specializing in comprehensive solutions for specific market segments such as women and children. Clal holds a 21% market share of the health insurance market in Israel and offers health insurance products such as surgeries in Israel and overseas, transplants, medications, critical illness, long-term care, personal accidents, travel and more. Health insurance division vision is to establish Clal as a leading, innovative and professional company in the field of health and nursing care insurance, while providing a professional and timely service to its agents and customers. The division focuses on technological innovation as well as on developing a range of innovative health insurance products, enabling flexibility in creating health insurance packages tailored for each client, based on his needs and financial status. Each package is either derived from existing packages, or custom-built for each customer. The division is constantly growing, and is proud to provide quality service to 400,000 members insured under private insurance plans as well as an additional 2,000,000 members insured under group insurance plans.

In addition, Clal operates in the investments business through its wholly owned subsidiary Canaf, which manages assets worth more than US$ 44,256 million, including members’ pension funds, provident funds, insurance executives and also Clal’s balance sheet assets and insurance reserves. The size of assets managed by Canaf provides a significant competitive advantage. This is reflected in its accessibility to companies and their executives, information on special transactions, cooperation with relevant independent bodies inside and outside of Israel and the development of mutual strategic relationships with international bodies that specialize in long-term financial management. Canaf has a staff of approximately 80 employees, of whom about 30 are professional investment managers specializing in various aspects of asset and investment management.

The following is a description of the Products and Services offered by Clal:

Description of the Areas of Activity and Insurance Coverages

Products in this sector mainly consist of retirement solutions for salaried and self-employed individuals, private investment solutions and life insurance, and disability insurance.

· Life insurance products. Consist of contractual obligations between insurer and policyholder, and include insurance plans that allow accumulation of savings and insurance plans and/or combinations in insurance plans that include coverage for death, work disability and disability. A policyholder who reaches the end of the insurance period is entitled to insurance benefits (the amounts accrued in the savings component of the policy) in accordance with the policy terms. The policyholder may receive these amounts as a one-time amount (“Capital Payment”), in lifetime installments (“Annuity”) or a combination of the two, according to the terms of the policy; in some of the annuity products the policyholder benefits from an annuity coefficient protected against extended life expectancy, which is established on the purchasing date of the policy or on the commencement date of the annuity payment to the policyholder, or which can be purchased once the policyholder reaches the age of at least 60.

· Pension funds. Constitute mutual insurance funds, and operate according to regulations which may change from time to time. From the date of retirement, a pension fund member is entitled to receive lifetime annuity payments based on annuity coefficients that do not guarantee life expectancy, and the annuity is likely to change from time to time according to the actuarial balance of the fund.

· Comprehensive pension funds. Allow pension savings for an annuity and death and disability insurance coverage; benefit from designated bonds; and deposits can be made into them up to the maximum set out in law; general (supplementary) pension funds do not benefit from designated bonds, but allow pension savings for an annuity, and deposits may be made into them beyond the maximum stipulated by law. In some general funds, there is no insurance coverage beyond an old age annuity; provident funds provide savings solutions for the long term (such as provident funds for severance pay and compensation to salaried employees) and medium term (study funds), without insurance coverage. A provident fund member is entitled to withdraw the amounts accumulated in his favor in the capital based provident funds, with respect to deposits made until December 31, 2007, in a one-time amount, whereas the amounts accumulated in his favor which were deposited as from January 1, 2008 may be withdrawn by means of an annuity or annuity capitalization. Until the Control of Financial Services (Provident Funds) (Amendment No. 13) Law, 2015 (“Amendment 13 to the Provident Fund Law”) entered into effect, withdrawal by means of an annuity could have been made from an annuity paying provident fund only (currently known as “a provident fund for annuities”), subject to determined exceptions. In this amendment, the option is given to withdraw directly from a provident fund for savings (that was a non-annuity paying provident fund).

How Savings Funds are Invested. Pension savings products differ from each other in the way in which the savings funds are invested. Some of the savings funds are invested in market securities, while others are backed by designated bonds, according to legislation, as set out below:

(a) Life insurance: Life policies issued through the end of 1990 offered policyholders a guaranteed savings component (“Guaranteed Return Policies”). The rate varied according to the type of policy and date of issue. The obligation to pay the guaranteed return was generally backed by designated bonds, whereas the balance of assets was invested according to the restrictions imposed by the Control of Financial Services Regulations (Provident Funds) (Investment Regulations Applicable for Management Companies and Insurers), 2012 (the “Investment Regulations”). As of December 31, 2015, the holding of designated bonds by Clal Insurance constituted 76% of the total assets held against liabilities for Guaranteed Return Policies. Over the years, Clal Insurance Enterprises Holdings Group has redeemed designated bonds, upon approval of the Ministry of Finance, as a means of achieving excess returns. The proceeds were invested in other investments. Clal Insurance Enterprises Holdings Group could not buy back designated bonds for some of the reserves that it redeemed and as a result its exposure to free investments increased. According to the accounting mechanism established with the Ministry of Finance, the designated bonds held will be reduced gradually to a rate of 50% of total revenue held against liabilities for guaranteed return policies.

Policies issued since the early 1990s include mainly investment-linked policies in which savings are invested by the insurance companies in free investments, mainly in capital market instruments, while the return less applicable expenses are applied for the benefit of the policyholder based on the returns achieved by the investment portfolio, less management fees;

(b) pension funds: As of the date of this Annual Report, legacy and new comprehensive pension funds benefit from guaranteed returns on the fund’s assets that are backed by designated bonds, up to a maximum rate of 30% of total assets. However, the rate of designated bonds relative to members in the new comprehensive pension funds who, prior to January 1, 2004 were eligible to receive a pension, must represent 70% of the total assets. Also, the government provides “compensation” to the old balanced pension funds in order to reduce the issuance of designated bonds, which was carried out over the years;

(c) provident funds: Since the mid-1980s, designated bonds have not been issued for provident funds (other than a small number of guaranteed return provident funds) and the assets were invested in accordance with the restrictions set out in the Investment Regulations;

(d) Task force to increase certainty in pension savings: In December 2015, the task force to increase certainty in pension savings published a report that, among other things, recommended an increase in the allocation of designated bonds to pensioners and to senior savers approaching retirement age. At the same time, it proposes gradually decreasing the allocation of designated bonds intended for young savers, due to their longer investment horizon. The recommendations of the task force did include an increase in the proportion of designated bonds to total funds under management.

Regulation - the provisions of the Insurance Law, the Supervision of Financial Services (Provident Funds) Law, 5765-2005 (the “Provident Fund Law”), the Income Tax Regulations (Rules for the Approval and Management of Provident Funds), 5724-1964 (the “Provident Fund Regulations”), the Supervision of Financial Services Law (Financial, Consultation, Marketing and Clearing Systems), 5765-2005 (“The Financial Consultation Law”) and the pronouncements and interpretations issued by the Commissioner from time to time, apply to pension fund activities. The Insurance Law and the Provident Fund Law require appropriate licensing for any insurer or pension fund and provident fund management company, including those in the Clal Holdings Group, and each is supervised by the Capital Markets Department.

In January 2016, rules were issued setting for the protocol for the issuance of an additional control permit to a company that manages pension funds or provident funds (“Managing Company”) for any entity that controls other pension or provident funds. In accordance with applicable regulation, an entity may control multiple Managing Companies without needing to merge the two companies, where one of the Managing Companies. Accordingly, Clal Insurance is not required to merge the managing companies which it currently controls.

Others

Includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities. Our Others segment had operating assets of Ps. 25,405 million as of June 30, 2016, representing 17% of our operating assets for the Operations Center in Israel at such date. Our Others segment generated operating losses of Ps. 250 million for the fiscal year ended June 30, 2016, representing 35%, of our consolidated operating income for the Operations Center in Israel for such year.

Seasonality

In Israel retail segment business results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Pesach holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Our revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

In 2016, the Passover holiday fell at the end of April, compared to 2015 when it was at the beginning of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2016, compared to last year.

The Passover holiday in the second quarter of 2016 had a greater effect on Shufersal’s results than in the corresponding quarter in 2015, therefore analysis of the results for the first half of the year compared to the corresponding period in 2015 better represents the changes between the periods.

Legal Framework

Operations Center in Argentina

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

Leases

Argentine law imposes certain restrictions on property owners, including:

·
a prohibition to include automatic price adjustment clauses based on inflation increases in lease agreements; and

·
the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where the subject matter of the lease agreement is the fulfillment of a purpose specified in the agreement and which requires a shorter term.

Rent Increases

In addition, there are contradictory court rulings regarding whether rent may be increased during the term of the lease agreement. For example, Section 10 of the Public Emergency Law prohibits the adjustment of rent under leases subject to official inflation rates, such as the consumer price index or the wholesale price index. Most of our leases provide for incremental rent increases that are not based on any official index. As of the date of this annual report no tenant has filed any legal action against us challenging incremental rent increases, but we cannot ensure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on us.

Lease Terms Limits

Under the Argentine Civil and Commercial Code lease terms may not exceed fifty years. Generally, our leases are for terms of three to ten years.

Rescission Rights

The Argentine Civil and Commercial Code provides that tenants may terminate leases earlier after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent payable. If the tenant terminates the lease during the first year of the lease the penalty is one and a half month’s rent and if termination occurs after the first year of lease the penalty is one month’s rent.

Other

The Argentine Civil and Commercial Code requires a tenant to give at least 60 days’ prior notice of termination. There are no court rulings related to: (i) the tenants’ unilateral right to terminate; or (ii) the possibility of establishing a penalty different from that prescribed by law.

While current Argentine government discourages government regulation of leases, there can be no assurance that additional regulations will not be imposed in the future, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leaseable areas. If a significant increase in the amount of such costs and taxes occurs, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby increasing our costs.

Argentine  law enables lessors to pursue an “executory proceeding” if lessees’ fail to pay rent when due. In executory proceedings, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than in normal proceedings. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that notice be given to a tenant demanding payment of amounts due in the event of breach prior to eviction, of no less than ten days for residential leases, and establishes no limitation or minimum notice for other leases. However, historically, backlogs in court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit.

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

Sales and Ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was superceded by the Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to build units or condo units under construction, the owner or developer must purchase insurance in favor of prospective purchasers against the risk of frustration of the contract. A breach of this obligation prevents the owner from exercising any right against the purchaser–such as demanding payment of any outstanding installments due – unless the owner fully complies with its obligations, but does not prevent the purchaser from exercising its rights against seller.

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided for. Buildings developed before the Law came into effect must be retrofitted to provide access, transit pathways and adequate facilities for mobility-impaired individuals. Those pre-existing buildings, which due to their architectural design may not be so retrofitted, are exempted from compliance. The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles. Architectural requirements refer to pathways, stairs, ramps and parking.

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

·
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

·
Preliminary registration with the Real Estate Registry of the deed of transfer within 30 days of execution of the sales contract.

Once the property is registered, the installment sale must be consistent with the requirements of the Real Estate Installment Sales Act, unless seller affirms that it will not provide for the sale in installments. If a title dispute arises, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will be entitled to the deed. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the value of the property, the Real Estate Installment Sales Act prohibits termination of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property.

Other Regulations

Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly establishes in Article 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, provides protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

The Consumer Protection Law, and the applicable provisions of the Argentine Civil and Commercial Code regulate the rights conferred under the Constitution focused on the weakest party in the consumer relationship as a means to prevent potential abuses by vendors of goods and services in a mass-market economy where standard contracts are the norm.

As a result, contractual provisions included in consumer contracts are voided and unenforceable if they:

·
Are inconsistent with the essence of the service to be provided or limit liability for damages;

·
imply a waiver or restriction of consumer rights and an extension of seller rights; or

·
shift the burden of proof to consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party may be entitled, including closing down of establishments for a term of up to 30 days.

The Argentine Civil and Commercial Code defines a consumer agreement as are entered into between a consumer or end user and an individual or legal entity that provides professional services or a private or public company that manufactures goods or offers services to consumers in the stream of commerce.

In addition, the Consumer Protection Law establishes a joint and several liability system under which for any damages caused to consumers, if resulting from a defect or risk inherent in the thing or the provision of a service, the producer, manufacturer, importer, distributor, supplier, seller and anyone who has placed its trademark on the good or service is liable. The Consumer Protection Law excludes professional services that require a college degree and that are provided by members of professional organizations or those provided by a governmental authority. However, this law regulates professional advertisements.

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

Pursuant to Resolution No. 104/05 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Economy, the Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercorsur’s Common Market Group which requires that those who engage in commerce over the Internet (E-Business) shall disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress –Law No. 26,993. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures. It created a two-tiered administrative system: the Preliminary Reconciliation Agency for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC) and the Consumer Relationship Audit, and a number of courts assigned to conflicts between consumers and producers (Fuero Judicial Nacional de Consumo). A claim may not exceed a fixed amount equivalent to 55 adjustable minimum living wages, as determined by the Ministry of Labor, Employment and Social Security. The claim must be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The COPREC is currently in full force and effect. However, the court system is not in force yet, therefore, any court claims currently must filed with existing courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system.

Antitrust Law. Law No. 25,156, as amended, prevents monopolistic practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business of the companies concerned exceeds in Argentina the amount of Ps. 200 million, in such case the respective concentration should be submitted for approval to the Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia, “CNDC”). The request for approval may be filed either prior to the transaction or within a week after its completion.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) condition the transaction to satisfaction of certain conditions, or (iii) reject the application.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps. 20 million are exempted from the law. Notwithstanding the foregoing, when the transactions consummated by the companies involved in the prior 12-month period exceed in the aggregate Ps. 20 million or Ps. 60 million in the last 36 months, these transactions must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps. 200 million, we should give notice to the CNDC of any concentration provided for by the Antitrust Law.

Credit Card Law. Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361, governs certain aspects of the business activity known as “credit card system.” Regulations impose minimum contract contents and approval thereof by the Argentine Ministry of Industry, as well as limitations on chargeable interest by users and commissions charged by the retail stores that adhere to the system. The Credit Card Law applies both to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop S.A. Pursuant to Communication “A” 5477 issued by the Argentine Central Bank, loans granted under credit cards by non-financial entities cannot exceed 25% of the monthly interest rate published by the Argentine Central Bank for loans to individuals without security interests.

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

In addition, the CNV Rules require the obligation to report to the Commission any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The Argentine Civil and Commercial Code introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and collective rights in general. For additional information see “Item 3 (d). Risk Factors - Risk relating to our Business - Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Control Systems

IRSA Commercial Properties owns computer systems to monitor tenants’ sales (except stands) in all of its shopping centers. IRSA CP also conducts regular manual audits of its tenants accounting sales records in all of its shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. IRSA CP  uses the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Abasto, Alto Rosario, Alto NOA, Dot Baires Shopping, Córdoba Shopping, Soleil Premium Outlet, La Ribera Shopping, Mendoza Plaza, Distrito Arcos and Alto Comahue contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Insurance

We carry all-risk insurance for the shopping centers and other buildings covering property damage caused by fire, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. Our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, a loss which was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We further maintain liability insurance covering our directors’ and corporate officers’ liability.

Operations Center in Israel

IDBD is a holding company that invests, either directly or through its subsidiaries, associates and joint ventures in companies that operate in various sectors of the economy in Israel. IDBD is directly affected by the political, economic, military and regulatory conditions of Israel. The main regulations applicable to IDBD’s business are described below. For more information, see “Risk Factors– Risks related to IDBD and IDBD’s subsidiaries.”

General regulations applicable to our business in Israel

Proper Conduct of Banking Business

IDBD and certain of its affiliates are subject to supervision by the Israeli Supervisor of Banks relating to “Proper Conduct of Banking Business” which impose, among others limits on the aggregate principal amount of loans a financial institution can have outstanding to a single borrower, a group of related borrowers, and to the largest borrowers and groups of related borrowers of a banking entity (as these terms are defined in the aforesaid directives). IDBD, its controlling shareholders and its affiliates are considered a single group of borrowers for purposes of this regulation. These restrictions limit the ability of IDBD and its affiliates to borrow from a single bank in Israel, their ability to make investments where they require bank lines of credit, to invest in companies that have loans outstanding from banks in Israel, and to make business transactions together with groups that have such credit outstanding. In the period from 2013 and until the date of publication of the report, the concentration of credit risk of IDBD and its affiliates decreased as a result of a reduction in the amount of utilized credit for the group that includes IDBD, including as a result of a change of control that resulted in a re-characterization of the group for purposes of applicable regulation.

Reduced Centralization Act

In December 2013, the official “Reshumot” published in Israel the Promotion of Competition and Reduction of Centralization Law, N° 5774-2013 (the “Reduced Centralization Act ”) pursuant to which a pyramidal structure (or multiholding companies) of control in “reporting entities” (principally entities whose securities are held by public shareholders) is limited to two layers of reporting entities (with the holding company in the first layer not including a reporting entity that has no controlling shareholder). For this purpose, on the date of publication of the law in Reshumot, IDBD was considered a second-tier company and Discount Investments was considered a third-tier company, and as such, Discount Investments would not have been permitted to continue to control the operating companies after December 2019. As a result of the change in control of IDBD, IDBD and Discount Investments are no longer considered as second and third-tier companies, respectively, for the purpose of the Law. If Discount Investments is considered a second-tier company, it would be required by December 2019 at the latest, to cease controlling entities with publicly held securities.

In connection with evaluating the application of the Law, in August 2014, IDBD’s Board of Directors appointed an advisory committee to examine various alternatives to address the implications of the Law to comply with the provisions that apply to control in a pyramid structure (or multiholding companies) in order to enable continued control of IDBD and/or Discount Investments in “other tier companies” (currently held directly by Discount Investments) as of December 2019. The advisory committee has recommended the following alternatives:

(a)
Taking either IDBD or Discount Investments private thereby removing the requirement that they be reporting entities (and as a result not a “tier company”); and

(b)
Merge IDBD and Discount Investments.

The Board of Directors of Discount Investments has appointed an advisory committee with a similar function. As of the date of this Annual Report, no specific alternatives have been identified. The implementation of an alternative that would be adopted is likely to take several years.

Based on these analyses, IDBD considers it more likely that the completion of one of the specified alternatives will be adopted to comply with the restrictions of the Law regarding pyramidal holdings, while allowing IDBD to continue to control Discount Investments, and Discount Investments to continue to control Cellcom after December 2019. PBC, which currently is a third-tier company that controls each of Gav-Yam, Ispro and Mehadrin, has preliminarily evaluated application of the Law on its holding structure and determined that it will be able to maintain said control, as it has concluded that the Law has no effect over its financial statements.

IDBD, as a first-tier company, and Discount Investments, as a second-tier company, are not required to designate independent directors to their respective boards of directors or to appoint outside directors as required by the Law.

Pursuant to the provisions of the Law, the boards of directors of Cellcom, PBC, Elron, Gav-Yam, Ispro and Mehadrin, include a majority of independent outside directors. In June 2014, the Promotion of Competition and Reduction of Centralization (Classification of a Company as a Tier Company) Regulations, N° 5774-2014, came into effect, as part of which exemptions were provided for certain “third-tier” entities from changing the composition of their boards of directors to comply with the Reduced Centralization Act. Pursuant to this law and the Promotion of Competition and Reduction of Centralization (Concessions Regarding the Number of Outside directors) Regulations, N° 5774-2014, and in view of the number of directors who may be appointed with the consent of the Bronfman-Fisher Group (per the terms of the shareholders’ agreement between it and Discount Investments), the Board of Directors of Shufersal includes a majority of independent outside directors. In this context, in August 2014, Discount Investments entered into an agreement with an affiliate of the Bronfman-Fisher (which at the time held approximately 19% of the share capital of Shufersal), pursuant to which Discount Investments will vote in favor of the four directors designated by Bronfman-Fisher at the meeting of shareholders of Shufersal (out of a board of fifteen members), for so long as it holds the minimum defined percentage of the share capital of Shufersal, although Discount Investments reserves the right to object to any candidate on reasonable grounds.

These arrangements will be in effect so long as the restrictions of section 25(d) to the Reduced Centralization Act apply to Shufersal. Accordingly, Discount Investments, which as of December 31, 2015, owned approximately 53% of Shufersal’s share capital, is effectively able to appoint the majority of the members of Shufersal’s Board of Directors.

The Reduced Centralization Act includes provisions relating to a separation between significant affiliates and significant financial institutions. Consequently, so long as IDBD will be a significant operating entity, after December 11, 2019, IDBD will not be able to control Clal Insurance and additional financial affiliates within the Clal Holdings Insurance Enterprise Group or to hold more than 10% of the equity of any such entity (or more than a 5% stake in such an entity if it is regarded as an insurer without a controlling shareholder).

In May 2015, updated lists were published on the website of the Ministry of Finance and the official gazette in connection with the Reduced Centralization Act, which includes a list of the centralization factors, the list of the significant corporations and a list of the significant financial institutions. In accordance with the provisions of the Reduced Centralization Act, a substantial financial institution or a significant real corporation will be deemed as a centralization factor that subjects these entities to the provisions of the Reduced Centralization Act, as well as any entity that is part of a business group that includes a significant financial entity or a significant real corporation. IDBD and its controlling shareholders (Eduardo Elsztain and entities through which he holds his interest in IDBD) and the companies of IDBD (including Discount Investments, Cellcom, PBC, Shufersal, Adama, Clal Holdings Insurance Enterprises, IDB Tourism, Noya Oil and Gas Explorations Ltd. and companies under the control of these companies) were included in the list of centralization factors, and these entities, except for Adama (excluding Eduardo Elsztain himself), were also included in the list of significant corporations. In addition, companies of Clal Holdings Insurance Enterprises, including Clal Insurance (except Clal Holdings Insurance Enterprises) and Epsilon Investment House Ltd. (held by Discount Investments) were also included in the list of the significant financial institutions.

Insofar as Clal Holdings Insurance Enterprises will continue to be considered a significant real entity, this may affect its ability to retain control of Clal Insurance, directly or indirectly after December 2019, which may adversely affect its ability to appoint joint directors in both of the companies (Clal Holdings Insurance Enterprises and Clal Insurance).

In light of the directives issued by the Commissioner in connection with the appointment of a trustee for holding control in Clal Holdings Insurance Enterprises, which currently are held by IDBD and considering the letter issued by the Commissioner on December 30, 2014 pursuant to which IDBD is required to sell its control shares in Clal Holdings Insurance Enterprises, Clal Holdings Insurance Enterprises has appealed to the Concentration Committee in connection with its classification as a significant real entity.

In November 2014, IDBD’s Board of Directors resolved, subject to requisite corporate approvals, to promote a consolidation of management functions at IDBD and Discount Investments, in order to achieving costs savings. In this regard, on March 29, 2016, IDBD’s Board of Directors approved the terms of office and of employment of Mr. Shalom Lapidot to be chief executive officer of both IDBD and Discount Investments, which was subsequently approved by the compensation committee of Discount Investments. The term of office of Mr. Lapidot is subject to approval of a general meeting of shareholders of Discount Investments.

Regulations applicable to each of the businesses in Israel

Real Estate

In recent years, there has been continued shortage in manpower in the construction and agricultural industries which typically are labor intensive and depend on foreign workers, including in the areas of Judea and Samaria. The security situation in Israel, as well as the shutdown of Judea and Samaria during certain periods of the year, have resulted in continued shortage in the workforce, driven by lower numbers of foreign workers from Judea and Samaria. In July 2015, the Minister of Finance increased the quota of foreign work permits to approximately 20,000 through the end of 2016, as a means to achieving the goal of increasing new construction projects by 70,000 during the year and to promote new housing starts to alleviate the housing crisis. Given the shortage of skilled workers, wages increased in general and in particular those of foreign construction workers. The shortage and unavailability of a skilled workforce, increased construction costs and resulted in longer timetables for the execution of new projects.

Supermarkets

Labor Law

The retail sector activities of Shufersal are subject to labor laws including the Employment of Workers by Human Resources Subcontractors Law, 5756-1996, the Extension Order in the Matter of Contract Workers in the Cleaning Branch in the Private Sector, the Minimum Wage Law, 5747-1987 and the Increased Enforcement of Labor Laws Law, 5772-2011. As of December 31, 2015, Shufersal employed approximately 1,000 workers, all of which are subject to minimum wage requirements. The majority of Shufersal’s employees are parties to a collective bargaining agreement.

The provisions of the Minimum Wage Law (Increase of Minimum Wage - Emergency Provision), 5772 - 2015 and the amendment of the Minimum Wage Law, 5747 – 1987, resulted in an increase in the minimum wage effective as of April 2015 and led to an increase of NIS 43 million in Shufersal’s wage expense in 2015 (compared with 2014). In Shufersal’s evaluation the increase of the minimum wage in Israel, changes to labor laws in Israel and the increased possibility of organized workers may detrimentally affect the business results of Shufersal and result in higher wage expenses of Shufersal.

Retail and Production

The activities of Shufersal are also subject to consumer protection laws, including the Food Law, the Defective Products Liability Law, 5740-1980, the Consumer Protection Law, 5741-1981, and the Consumer Product and Service Price Supervision Law, 5756-1996 that allows a consumer to institute a class action suit for damages caused to consumers as a whole based on the causes of action set out in that law.

The Public Health Protection (Food) Law, 5776-2015, sets forth quality standards and food safety measures and provides the relevant regulator supervisory and criminal and administrative enforcement powers. The provisions of the Food Protection Law affect production activities of Shufersal, including importation and food marketing activities. Shufersal is continuing the process of implementing procedures to comply with the provisions of the Food Protection Law that apply to its activities. Shufersal also operates pharmacies in certain of its stores, and is therefore subject to the provisions of the Pharmacists Ordinance (New Version), 5741-1981.

Shufersal is involved in manufacturing activities at three owned facilities where it produces principally private-branded baked goods which are subject to compliance with applicable production and quality assurance standards. Shufersal is continuously evaluating compliance of these facilities with the provisions of the Food Protection Law and as of the date of this Annual Report, Shufersal believes its operations comply in all material respects with the applicable provisions of this law.

The retail activities of each Shufersal store requires compliance with the Business License Order (Businesses Requiring a License), 5773-2013, principally providing that they obtain a business operating license for each unit. As of the date of this Annual Report, there are two units that are subject to legal proceedings regarding business licenses that are pending against Shufersal and its directors. Shufersal’s operating units are also subject to land development approvals and licensing, substantially all of which are in compliance.

The Food Law and the Anti Trusts Law

The Antitrust Law affects the activities of Shufersal, especially with respect of the possibility of carrying out future acquisitions for which approval is required from the Antitrust Commissioner (the “Commissioner”) and the influence on the trade arrangements of Shufersal with its suppliers. The Food Law regulates Shufersal’s trade arrangements with its suppliers which are regulated in detail which are designed to promote competition in the food supply industry. As of the date of this Annual Report, Shufersal believes that growth through acquisitions of a significant entity in the retail market would be limited. Moreover, provisions of the Food Law relating to geographical competition of retailers may influence the ability of Shufersal to expand organically through opening new stores in certain areas and under certain circumstances Shufersal may be required to close active branches under certain circumstances.

The Food Law includes the following three systems:

(a) with respect to activities of suppliers and retail trade, the Food Law prohibits:

i. a supplier interfering with the retail price of the products of another supplier;

ii. a retailer interfering with a supplier in the matter of the consumer price imposed by another retailer;

iii. a large supplier imposing its market position to influence the ordering or presentation of retail products within stores of a large retailer (Shufersal is included in the list of large retailers);

iv. a large supplier interfering with the price a retailer charges consumers for the products of that supplier, in the allocation of sales areas at any rate for the products of the supplier, for the acquisition of a product from the supplier in any scope from the total retail purchases of the product and of competing products, and for the purchase or sale of products which another supplier supplies to the retailer, including purchase quantities and goals, the sale area allocated to them in a store and any other commercial condition sought to be imposed;

v. a large retailer and a large supplier agreeing to set the pricing of a basket of products at a price that is lower than the marginal cost of production of the related product or that would require a consumer to purchase a minimum amount of the related product to achieve the reduces price;

vi. a large supplier conditioning the sale of its product to a retailer on the purchase of another product of that large supplier; and

vii.  a supplier forwarding payments to the large retailer, unless by way of a price reduction of the product units.

(b) Restrictions on geographical competition of retailers have adversely affected Shufersal’s expansion through organic growth and acquisitions. On September 28, 2014 Shufersal received a notification from the Antitrust Authority regarding demand areas of Shufersal’s large stores (“Notice of Demand Areas”). The stores that were the subject of the Commissioner’s request under the Law are 14 stores located in Haifa, 3 stores in Carmiel, 4 stores in Hadera, and 3 stores in Safed. As of the date of this Annual Report, Shufersal has not been required to close or dispose of any of its stores.

(c) Provisions designed to increase transparency of consumer prices, inter alia, by requiring a large retailer to publish on the internet and without cost to consumers, various data on prices of consumer goods it sells in its stores to allow consumers to compare prices with those of other retailers.

(d) Provisions regarding the contemporaneous application of the Food Law and the Antitrust law - In December 2015, the Commissioner published a statement on the parallel application of the Antitrust Law and the Food Law listing cases in which only the provisions of the Food Law will apply and no additional regulation will be required under the Antitrust Law. As of the date of the notice Shufersal’s operations comply with the Food Law. As of December 31, 2015 the implementation of the Food Law has had no significant impact on Shufersal’s business.

Shufersal’s acquisition of Clubmarket was approved by the Commissioner in 2005, and within this framework the Commissioner imposed a number of limitations on Shufersal’s activities including: prohibiting Shufersal from pricing products that result in a loss that is not proportionate to its business activities and are aimed to affect the operations of competitors from the market; prohibiting Shufersal from entering into agreements with suppliers that impose restrictions on those suppliers from doing business with competitors of Shufersal; and prohibiting Shufersal from attempting to influence commercial conditions between its suppliers and competitors.

Shufersal obtained an exemption from the Commissioner, available until October 14, 2018, regarding the operation of the Fourth Chain, which is a label company owned by a number of supermarket chains that was established to develop consumer goods. The Commissioner’s decision took into account the fact that Fourth Chain contracted with a third party that develops products for it under a private brand and the stipulated exemption exclusively permits these joint activities for the development of the private brand. Shufersal believes the Fourth Chain private label increases competition by establishing a cost-effective alternative to dominant branded consumer products.

The findings of the Commissioner in the matter of the rules of conduct among the largest store chains and the dominant suppliers in the food supply market, including under the provisions of the Food Law, and in the matter of the merger of Shufersal with Clubmarket, may have a detrimental effect on Shufersal’s business, its financial condition and operating results.

Agriculture

a. Operations Development and Licensing. ADAMA manufactures generic crop protection products which require production processes and licensing of existing molecules or processes. The primary development and licensing operation focuses on chemical-engineering development of production processes for new active ingredients and generic products, biological and agricultural testing intended for obtaining licenses, development of licensing information for the active ingredients and solutions that form licensing portfolios for the various regions, development of compounds, streamlining of production processes and development of new and specialized formulations of existing products. Moreover, ADAMA also engages in scientific-technological backup of existing production processes with emphasis on improving quality, efficiency, safety, environmental protection and reducing production costs. Furthermore, ADAMA develops several innovative substances, based on molecules acquired after a screening process, in which their effectiveness is proven. As of the date of this annual report, ADAMA operates research and development (R&D) facilities in Israel, India and Brazil and has started operating on R&D facility in China. In addition to chemical development, ADAMA develops licensed products through third party producers. At times, such development incorporates proprietary know-how and processes owned by ADAMA, as well as those developed jointly with subcontractors, in addition to processes and know-how of Adama’s suppliers.

Licensing - at various stages of manufacture and marketing, the substances and products marketed by ADAMA require licensing in each country in which it operates (ADAMA products that are manufactured and sold in Israel require licensing under the Crop Protection Law, 956). ADAMA has seven development and licensing centers in Europe, Israel, Latin America (Brazil), the United States and Asia, and licensing expertise in more than 100 countries. For its foregoing operations, ADAMA employs 170 employees around the world and also works with external contractors. Crop protection products are sold under the control of government authorities in each country (usually ministries of agriculture, health and the environment). The licensing requirements vary from time to time and in general have become more stringent over the years throughout the world, resulting in increased licensing costs and time commitments. The most demanding licensing standards are in the United States, Brazil, Japan and the EU. The rest of the world generally is adapting their requirements to the standards of the more advanced countries. In some countries, the license is not limited in time, but further development of licensing information is required every few years. Some of the countries grant licenses for 7-15 years and renew them at the end of that period subject additional testing Licensing costs and procedures differ from one state to another and may take several years. ADAMA is also required to make modifications to fully adapt any product in a certain country to the specific licensing requirements of that country. ADAMA regularly reviews the compliance of its products with the licensing requirements in the various countries in which they are sold, and adjusts them as needed. Licensing costs usually amount to hundreds of thousands of dollars per product and in some countries, such as the United States, the European Union and Japan, the costs can reach millions of dollars per product. In 2015, ADAMA received 276 new licenses for marketing its products (excluding expansion of labels of permitted products for new crops).

In 2015, ADAMA’s licensing expenses amounted to US$93.1 million, with the addition of depreciation the gross amount constitutes 3% of ADAMA’s revenue for 2015.

b. Labor Laws. Labor Relations in Israel. Labor relations of most of the employees of ADAMA’s subsidiaries are regulated under special collective agreements for limited periods. In addition, some of the employees of ADAMA’s subsidiaries in Israel are employed under personal agreements. As part of an agreement executed in 2011 between ADAMA and the Histadrut regarding employees in Israel, ADAMA undertook to carry on production, at the scope and on certain production lines, at the plants of the subsidiaries in Israel through June 1, 2017. In 2015, in addition to the provisions set aside by ADAMA in preceding years with regard to these understandings, ADAMA set aside a provision of US$12 million which is recorded in its financial statements under other expenses.

Labor Relations in Brazil. At two of ADAMA’s plants in Brazil, labor relations are subject to a collective bargaining agreement that is renewed every two years, and to the best of ADAMA’s knowledge, there has been no major labor unrest in recent years.

As of the date of this annual report, ADAMA believes that it is not dependent upon any of its employees.

c. Environmental Risks and Environmental Regulation

General. ADAMA is exposed to various environmental risks and its operations are subject to extensive environmental regulation, that varies by country where ADAMA operates. In recent years environmental legislation (or in stages of legislation) applicable to ADAMA’s operations have become much stricter as supervision and enforcement of these environmental requirements has tightened. ADAMA believes that this trend is expected to continue in the future.

ADAMA holds, as required by law, various permits and licenses such as business licenses, toxins permits and permits for pumping effluents into the sea. To the best of ADAMA’s knowledge, of the date of this annual report the permits and licenses applicable to ADAMA with regard to environmental issues are valid.

ADAMA’s environmental risk management policy: ADAMA attaches great importance to protecting the environment by accepting social and environmental responsibility and takes necessary measures to comply with the requirements of the law, and seeks to exceed compliance, through continuous dialogue with affected parties, including the authorities and the community.

Environmental Regulation. The key environmental law applicable to ADAMA’s operations are, inter alia, the Law for the Prevention of Nuisances, 1961; the Job Safety Ordinance (New Version), 1970; Business Licensing Law, 1968; Water Law, 1959; Law for the Prevention of Sea Pollution from Land-Based Sources, 1988 “Prevention of Sea Pollution”); Hazardous Materials Law, 1993 “Hazardous Materials Law”); Israel Clean Air Law, 2008 (“Clean Air Law”) and their regulations.

ADAMA continuously reviews the impact of environmental regulation on its business, acts to prevent or minimize environmental risks and to reduce environmental impacts that could be caused by its operations and invests considerable resources in ensuring compliance with the provisions of the environmental laws and those that may apply to it.

In September 2015, the Ministry of Environmental Protection issued for public comment a memorandum of the Integrated Environmental Licensing Law, 2015. The Memorandum of Law sets out one licensing procedure for businesses that have a substantial impact on the environment, at the end of which the business is granted an integrated environmental license in substitution of various environmental permits and licenses. The Memorandum of Law seeks to update and strengthen legal requirements applicable to, among other things, the use of hazardous substances, treatment of waste, compliance with building and construction laws, sanctions for license violation, etc. In view of the early stage of this legislation, ADAMA is unable to assess whether these obligations will apply to it or as to the scope thereof.

Air Quality. ADAMA’s plants are subject to regulation relating to air emissions under the Clean Air Law. ADAMA’s plants have duly filed applications for emission permits and some plants have already received valid emission permits or draft emission permits.

In May 2012, ADAMA signed an arbitration agreement with a group of Nir-Galim residents pursuant to which ADAMA agreed to comply with the recommendations of a certified expert to prevent future potential air and odor nuisances and to invest in facilities such as those mentioned above. In September 2015, the expert appointed pursuant to the mediation agreement announced that the mediation outline will be implemented in full by ADAMA and thereby the mediation proceedings came to an end. ADAMA makes substantial investments to minimize and prevent environmental consequences of its operations on air quality.

Effluents and Pumping into the Sea. The Prevention of Sea Pollution Law requires that the Ministry of Environmental Protection issue a permit for pumping wastewater or effluents into the sea. The ADAMA plant in Ashdod has such permit the terms of which have been made more stringent throughout the permit period as part of the general trend adopted by the Ministry.

Land. There are hazardous materials that are stored and located at Adama’s plant, as well as infrastructure and facilities, which contain fuels and hazardous materials. ADAMA is dedicated to preventing and treating the pollution of land and water by these materials.

ADAMA’s plant in Ashdod has been requested to conduct various land and well surveys for groundwater by the Ministry of the Environment and by the Water Authority. When the surveys were presented, the plant was required to present a program to mitigate environmental risks in accordance with methodology set by the Ministry of the Environment. The plant presented a detailed program to the Water Authority for the treatment of the ground water, which has been accepted in principle by the Water Authority.

The ADAMA plant in Be’er Sheva has been requested by the Ministry of the Environment to conduct an historical land survey and sample tests on ground gases. Sample tests of the ground gases have been conducted in coordination the Ministry of the Environment, and as of the date hereof, the plant has not been required to take any further action in this connection.

Within the context of the integrated environmental regulation process, ADAMA’s plant at Neot Hovav has been required to present a historical land survey. The survey was presented to the Ministry of the Environment at the beginning of 2015. At this stage, ADAMA is unable to evaluate whether additional requirements will be placed upon it in relation to surveys or the treatment of land or ground water at its plant, what their substance might be and whether they would have any significant impact on it.

Pollution of the groundwater was discovered in the Neot Hovav Council in the past, following which the Council took various steps to halt the spreading pollution and to extract it, including the treatment and monitoring of the underground water. As the date hereof, ADAMA is not required to incur expenditures in the treatment of the pollution. The possibility exists that the Neot Hovav Council will require ADAMA to contribute to the costs of remediation in the future.  However,  ADAMA is unable at present to evaluate whether such a demand will be made and what the size of such a demand may be.

Adama’s Investments in the Environment. ADAMA’s investments in environmental compliance in 2015, amounted to approximately US$21 million (facilities) and approximately US$41 million (routine costs exclusive of depreciation). ADAMA intends to continue to make investments, insofar as may be required and deemed appropriate to exceed these standards on environmental issues, in order to realize its policy of optimizing compliance. In Adama’s assessment, in each of the years 2016 – 2018 the total environmental costs are expected to amount to approximately US$60 million.

Adama’s plan in Brazil –ADAMA’s Brazilian subsidiary has two main plants, located in the South of Brazil. To the best of ADAMA’s knowledge, as at the time of this annual report, all of the permits and the licenses are in full force and effect. The Brazilian subsidiary invests in safety and ecological facilities in its plants, including in the performance of independent environmental testing to ensure compliance with the terms of its licenses, control over water sources located near the plant and the monitoring of emissions into the atmosphere, based on advanced technology. Periodic tests on the volume of the emissions into the atmosphere and the water sources show that the Brazilian plants comply with the requirements of the State’s Ministry of the Environment. As part of that company’s policy for improving ecological processes, it invests in the correction of deficiencies that have been found, changes in production processes, the building of facilities for purifying wastewater, the storage of by-products and recycling.

d. Legislation, standards, regulation and exposure in the environmental field, in health and in safety.

Adama may bear significant civil (including through class actions) or criminal liability (including high fines and/or payments of high amounts of compensation and/or environmental monitoring and rehabilitation costs) in respect of a breach of environmental regulation and failure to comply with health and safety standards including on the basis of strict liability. Even though Adama makes substantial investments in its facilities and in building special facilities in accordance with environmental requirements, it is unable to verify that those investments will be sufficient to satisfy evolving requirements. In addition, Adama is subject lawsuits alleging physical or property damage as a result of exposures to hazardous materials, which are covered for the most part by Adama’s insurance policies.

Telecomunnications

Communications Regulations

Cellcom’s operations are subject to general legal provisions regulating the relationships and method of contracting with its customers. These provisions include the Consumer Protection Law, 5721-1981 and regulations promulgated thereunder and other laws detailed below. A substantial part of Cellcom’s operations are subject to the Communications Law, regulations enacted by the Ministry of Communications, and the provisions of the licenses granted to Cellcom by the Minister of Communications. Cellcom’s activies which include providing cellular service, landline, international telephone services and internet access, and infrastructure services are subject to licensing.

Supervision of Rates. The Communications Regulations (Telecommunications and Broadcasts) (Payments for Interconnect), 5760 - 2000 requires cellular operators to phase in gradual reduction of communications rates (i.e. payments that will be made by an in-country operator, another cellular operator or international operator to complete one minute of call time in the network of a cellular operator or for the sending of an SMS between cellular operators). This reduction has led to a considerable reduction in Cellcom’s revenues.

Moreover, in August 2013 the Communications Law was amended to authorize the Minister of Communications to set interconnection prices and regulate the use of networks owned by another operator based not only on the cost incurred to establish the network (according to the calculation method to be determined by the Minister of Communication) plus a reasonable profit, but also on one of the following: (1) flat payment for a service provided by the license holder; (2) reference to tariffs charged for a comparable service; or (3) reference to the cost of these services or with the interconnection costs charged in other countries. The Minister of Communications was also empowered to give instructions on structural separation for the providing various services, including segregating services provided by a license holder from services provided to a subscriber.

In the last few years, contract termination charges for cellular plans have been banned in the cellular and other communications markets, other than for customers who have more than a certain number of cellular lines or whose monthly payments exceed a certain amount for bundled service. The elimination of these charges led to a considerable increase in plan cancellations, increased the costs of retaining and acquiring customers, and accelerated erosion of rates.

Virtual Operators (MVNO). The Communications Law and related pronouncements regulate the activities of virtual operators. Notwithstanding that the MVNO regulations apply only to the activities of a virtual operator which has an operating agreement with a cellular operator, the regulations empower the Ministry of Communications together with the Economic Ministry to impose terms of an agreement including fixing the price to be charged for the services provided.

Other Third Generation Operators (UMTS). In 2012, Golan and Hot Mobile began to offer UMTS services. The conditions of the tender according to which Golan and Hot Mobile were granted those licenses included a number of benefits and concessions, including minimally low license fees and a mechanism to reduce the royalties they undertook to pay for the frequencies based on the operator’s market share in the private sector and setting long timetables to meet the geographical coverage requirements of the network and the right to use in-country migration services via other cellular operators’ networks. The Communications Law obliges the other cellular operators to provide in-country migration services to Golan and Hot Mobile for a period ranging from seven to ten years subject to certain conditions. In 2011, Cellcom entered into a contract with Golan to provide in-country migration services. Hot Mobile entered into a similar in-country migration agreement with Pelephone and later with Partner (which was subsequently replaced by a joint networks agreement with Partner) without intervention from the Ministry of Communications.

Regulation of Multi-Channel Television Services

As at the date of this Annual Report, television program streaming via the Internet is not subject to regulation in Israel. Should the recommendations of the committee for the examination of the arrangement of commercial broadcasts be adopted and the committee requires Cellcom to make additional investments or regulation is imposed that is not beneficial for Cellcom’s streamign services or for its ability to use the DTT infrastructures, the results of Cellcom’s streaming services may be adversely affected.

Cellcom’s Communications Licenses

Cellcom holds a general license for providing cellular services, valid until January 31, 2022, setting out conditions (including duties and restrictions) applicable to its activities, officers and shareholders holding certain percentages of Cellcom’s shares. The license may be extended by the Ministry of Communications for consecutive periods of six years, if Cellcom is in compliance with the provisions of the license and law, and makes requisite investments to its service and network. The Ministry of Communications has amended the license conditions in the past, and may amend them in the future, without Cellcom’s consent and in a manner that may limit its ability to conduct business. The license provides that Cellcom does not have exclusivity for providing services.

The cellular license can be revoked, suspended or limited in the following cases: total holdings of the founding shareholders or their successors (as defined in the license) is less than 26% of the control shares of Cellcom; total holdings of Israeli parties (as defined in the license), who are among the founding shareholders or their successors, is less than 20% of the total issued share capital and control shares of Cellcom; a majority of directors are not Israeli citizens or residents of Israel; fewer than 20% of the directors of Cellcom were appointed by Israeli parties; any an act or omission of Cellcom that adversely affects or restricts competition in the cellular sector; the aggregate equity of Cellcom, together with the aggregate equity of shareholders each holding 10% or more of the share capital, is less than US$200 million.

In light of the 2015 change in the control structure of IDBD, the Cellcom control structure has also changed, and requires the approval of the Ministry of Communications, including with regard to Israeli holding requirements included in the licenses of Cellcom, as Mr. Eduardo Elsztain is not a citizen of Israel. IDBD and Cellcom formally applied to the Ministry of Communications to approve these changes and amend the telecommunications licenses of Cellcom accordingly. If the request is not approved and another arrangement is not offered by the Ministry of Communications, Cellcom may face sanctions, which under the terms of its license, can include suspension or cancellation of its licenses.

According to Telecommunications Law, the Ministry of Communications may impose on telecommunication companies, including Cellcom, financial sanctions for breach of license and law. The amount of the sanction is calculated as a percentage of the revenue of the operator, and according to the degree of severity and extent of the breach, said may be significant.

In July 2015, Cellcom received (through a wholly owned entity) a uniform and general license for the provision of landline telephony services (which replaced the previous license for providing this service), for the period ending April 2026. A uniform and general license was also awarded to Netvision and replaced its general license for providing internet access services, international carriers, and a network access point for the period ending February 2022. In addition, an entity, fully controlled by Cellcom received a uniform and general license which replaced the landline telephony service license, for the period ending March 2026. These licenses can be extended for an additional period of 10 years, under terms similar to the terms of extension of the general cellular license.

The Ministry of Communications has issued rules providing for unification of all uniform licenses. The uniform license allows providers to also offer virtual operator services. The process of unifying the uniform licenses and the timetable have not yet been determined and it is possible that this process will have a legal, financial, tax and accounting effect on Cellcom’s and Netvision’s businesses. The provision of a number of services by one entity will require limitations also on discrimination between operators.

Cellcom holds other communications licenses: a special license for the provision of data transmission and communication services in Israel, a license to provide internet services, and licenses to provide cellular services, landline telecommunication services and internet services in the West Bank, for periods ending 2016-2018. These licenses include conditions similar to those of the general license for the provision of cellular services, as noted above.

According to regulations that apply to the uniform license, there are certain limitations on cross ownership among license holders.

2. Further Regulation Applicable to Communications Services

In July 2014, the Ministry of Communications announced a public hearing on the coverage and quality requirements for second-generation and third generation networks. The proposed requirements are stricter than those currently existing and if adopted, could have an adverse effect on the results of Cellcom. Cellcom is unable to assess whether the proposed changes will be adopted, and what the impact of these changes will have in practice on Cellcom’s operating results.

In addition, in August 2014, the Ministry of Communications announced a public hearing to consider call centers owned by communications operators. In addition, the Ministry of Communications proposed to amend the Communications Law (Telecommunications and Broadcasting), 1982, providing that a customer may claim pre-set financial compensation if the telephone call center does not reply within an average response time or if there is an overcharge error. Cellcom believes that adoption of these proposed changes could have a material adverse effect on Cellcom’s business.

3. Permits for Setting Up Base Sites

a.  Cellcom’s cellular services genearlly are provided through base sites across Israel, their construction and licensing are included in TAMA 36 (District Zoning Plan) – Part A - National Master Plan for Communications - Small and Micro Broadcasting Facilities (“TAMA 36”), and Radiation Law. Regulating the deployment of wireless access devices, which are base sites with smaller dimensions, are, for the most part, regulated by Communications Law and Radiation Law. The construction of base sites requires a permit as per Planning and Building Law, 1965 (“Planning and Building Law”), and is subject to other approvals from multiple regulators.

Legal proceedings (civil, criminal and administrative) are pending against Cellcom, under which a number of arguments were raised concerning the legal compliance of some of Cellcom’s sites, alleging failure to obtain permits under Planning and Building Law, or based on development of sites in contravention of a permit.

Cellcom did not apply for a building permit for approximately 33% of its base sites on the basis of the exemptions for wireless access facilities provided by law. In 2010, the Supreme Court issued a Temporary Order at the request of the Government’s Attorney General, enjoining Cellcom, Partner, and Pelephone from proceeding with construction of these facilities on the basis of the exemption. A final determination of the regulatory authorities regarding applications for exemptions is pending as of the date of this Annual Report.

In addition, Cellcom provides in-building repeaters and micro-sites (“femtocells”) for its subscribers seeking a solution to poor indoor reception. Based on an opinion Cellcom received from legal counsel, Cellcom did not request building permits for the repeaters that were installed on roof tops, which are a small fraction of all repeaters installed. It is not clear whether the installation of a different type of in-building repeaters and micro-sites requires a building permit. Some require a specific permit while others require a permit from the Ministry of Environmental Protection, depending on their radiation levels. Cellcom also builds and operates microwave facilities as part of its transmission network. The different types of microwave facilities receive permits from the Ministry of Environmental Protection regarding their radiation levels. Based on an opinion of legal counsel, Cellcom believes that building permits are not required for the installation of microwave facilities on rooftops.

b.  Indemnification obligation - under Planning and Construction Law, local planning and building committees may demand and receive, as a condition for granting a building permit for a site, a letter of indemnity for claims under Section 197 of Planning and Construction Law. By December 31, 2015, Cellcom had executed approximately 400 letters of indemnity as a condition for receiving permits. In some cases, Cellcom has not yet been built any sites. As at December 31, 2015, two requests for indemnification were received from one local committee on the basis of a letter of indemnity as noted, in an immaterial amount.

As a result of the requirement to deposit letters of indemnity, Cellcom may decide to dismantle or move some sites to less advantageous locations, or build certain sites, if it concludes that the risk of granting letters of indemnity exceeds the benefit derived from those sites, which may result in a deterioration of cellular services and damage network coverage.

c.  Radiation Law, Regulations and Permits Thereunder - Radiation Law, Regulations and Principles thereunder included provisions relating to all aspects related to regulating the issue of non-ionizing radiation, including, inter alia, levels of exposure that are permissible.

In May 2012, the Ministries of Communications, Health and Environmental Protection, based on their assessment of the potential health consequences of fourth-generation telecommunications services in Israel, including increased exposure to non-ionizing radiation, issued a memorandum advising that deployment of the fourth-generation network should be based on existing base stations, other smaller base sites both internal and external, and if possible, using the wired infrastructure so that data traffic will be carried mainly through fixed communication lines and not through any cellular infrastructure. In August 2014, the Ministry of Communications allowed the use of fourth-generation infrastructures, and in January 2015 fourth-generation frequencies were awarded to cellular operators. The recommendations of May 2012, as noted, were not included in the tender documents or in said approval.

4.
The Reduced Centralization Act

Given the holding structure of the I.D.B. Group, Cellcom is considered in the “third layer”. Cellcom is included in the list of centralized parties, and in the list of significant non-financial corporations under said Law. According to said Law, DIC and IDBD must take steps to have Cellcom cease to be a “third layer” by December 2019. DIC and IDBD have announced that they are considering steps to achieve this goal without giving up control of Cellcom, by taking DIC or IDBD private or implementing a merger of DIC and IDBD. As of the date of this Annual Report, there is no certainty regarding the implementation of these strategies. The provisions of the Reduced Centralization Act regarding the allocation of rights over public assets could adversely affect the ability of Cellcom to renew its cellular licenses and to receive new frequencies, which may adversely affect Cellcom’s ability to issue debt or adversely affect its business.

a. Changes in legislation and high regulatory intervention - legislative changes and active regulatory enforcement may have an adverse influence especially if material financial sanctions are imposed on Cellcom, on the ability of Cellcom to plan its management and on its operating results, if any of the following occurs: the cancelation or relief for the obligation for structural separation applicable to Bezeq and Hot, especially if the said cancelation or easing is given prior to the establishment of the effective wholesale market in landline communications, if tariffs do not encourage competition or if other regulation is set out in the wholesale landline market which adversely affects Cellcom’s operations; the granting of relief and benefits to competitors compared with Cellcom; the authorization of other operators to provide services to Cellcom subscribers which were previously provided only by Cellcom; the non-renewal of licenses and/or frequencies available to Cellcom or the increased use thereof, and the non-location of additional frequencies, where required; the imposition of additional requirements in respect of public safety or health, including with respect to base sites; imposition of additional restrictions or requirements for providing services and products and/or intervening in market conditions; imposition of a higher standard of service; imposition of stricter privacy policies; the imposition of regulation on streaming services, the imposition of conditions which are not beneficial for the users of DTT broadcasts, or the imposition of conditions that impact Cellcom and do not apply to other operators of streaming services over the internet.

b.  Labor Law. In February 2015, a collective bargaining agreement was signed with the workers representative body and with the Histadrut for a period of three years (form 2015 to 2017) which applies to all employees of Cellcom and Netvision, except members of senior management. This agreements limits the right of Cellcom to make organizational and personal changes and makes such changes more expensive as reflected in the voluntary retirement plans executed in 2014 and 2015 and may also require greater management attention to administer.

Insurance

Areas of Activity of Clal Insurance Business Holdings

Clal Holdings offers general insurance such as car insurance, homeowners’ insurance, and credit and foreign trade risk insurance, among others, as well as health insurance. The activities of Clal Holdings and its subsidiaries are subject to the provisions of laws applicable insurance companies and to regulatory supervision. Clal Holdings’ subsidiaries are supervised by the Capital Markets, Insurance and Savings Commissioner (the “Insurance Commissioner”). Clal Insurance and its subsidiary, Clalbit Financing, are supervised by the Israel Securities Authority. Subsidiaries of the Clal Holdings Insurance Group have been subject to administrative enforcement proceedings and the imposition of fines. Clal Insurance is not in breach of any material regulatory provision applicable to its operations.

Capital Requirements of Insurance Companies

Minimum Capital – The Supervision of Financial Services (Insurance) (Minimum Equity Required of an Insurer), Regulations, 1998 (“Capital Regulations”) law prescribes minimum capital requirements for insurance companies. The capital required for insurance activities consists of a first layer of capital, based the greater of the initial capital and capital derived from the volume of activity in general insurance, the higher of the calculation based on premiums and the calculation based on outstanding claims, as well as other capital requirements. Failure to comply with the Capital Regulations will require the insurer to increase its equity up to the amount stated in the Capital Regulations or reduce the scope of its business accordingly, no later than the date of publication of the report, except in exceptional circumstances as approved by the Insurance Commissioner, that will then determine any supplementary capital requirements.

Breakdown of an Insurer’s Capital – The Insurance Commissioner issued a circular in August 2011 (“Circular”) that provides a framework for determining the composition of an insurer’s equity, in conjunction with the adoption in Israel of the Solvency II Directive (“Directive” or “Solvency II”), as amended and updated.

· Initial (core) capital (basic tier 1), equals the components included in capital attributable to shareholders of Clal Insurance. The overall capital ratio must be at least 60% of the total equity of the insurer.

· Secondary (tier 2) capital includes complex secondary capital instruments (excluding periodic accrued interest payments), subordinate secondary capital instruments (as defined by the Circular) and any other component or instrument approved by the Insurance Commissioner. A complex secondary capital instruments is one that is subordinated to any other instrument, except for initial capital, including financial instruments available to absorb losses by postponing payment of principal and interest. The first repayment date of secondary capital instruments will be after the end of the period that reflects the weighted average maturity of insurance liabilities, plus two years, or after 20 years, whichever is first, but no earlier than eight years from the date an instrument is issued. If the complex secondary capital instrument includes an incentive for early redemption, the first incentive payment date may not be earlier than five years from the date of issue of the instrument.

· Tertiary (tier 3) capital includes complex tertiary capital instruments (excluding periodic accrued interest payments) and any other component or instrument approved by the Insurance Commissioner. A tertiary capital instrument is subordinate to any other instrument, except for primary and secondary capital, and includes financial instruments available to absorb the insurer’s losses by postponing the payment of principal. Tertiary capital will must be junior to secondary capital and equal in the order of credit repayments. The first repayment date on tertiary capital instruments may not be earlier than five years from the date of issuance. If the complex tertiary capital instrument includes an incentive for early redemption, the first indentive payment date may not be earlier than five years from the date of issue of the instrument. Tertiary capital may not exceed 15% of the total capital of the insurer.

Insurance liabilities include liabilities that are not yield dependent but excludes any liability fully backed by lifetime indexed bonds and net of any reinsurance costs. Approval of the Insurance Commissioner is required for inclusion of hybrid capital instruments (primary, secondary or tertiary) in equity. The Circular includes a Temporary Order regarding the breakdown of an insurer’s equity (“Temporary Order”), which will apply until full implementation of the Directive in Israel, when announced by the Insurance Commissioner. The Temporary Order defines the secondary capital issued according to Capital Regulations, before amendment, as subordinate secondary capital and imposes a limit equal to 50% of basic capital.

Distribution of dividends – In accordance with rules promulgated by the Insurance Commissioner, a dividend distribution may not be approved, unless, after giving pro forma effect to the proposed distribution, the insurer has a ratio of recognized equity to required equity of at least 105%, as confirmed in filings with the Insurance Commissioner. Prior approval of the Insurance Commissioner is not required for any distribution of dividends if the total equity of the insurance company, as defined by Supervision of Financial Services (Insurance) (Minimum Equity Required of an Insurer), Regulations, 1998 (“Minimum Capital Regulations”), after giving effect to the distribution of the proposed dividend, exceeds 115% of the required equity.

In November 2014, the Insurance Commissioner outlined solvency rules (“rules” or “regime”, as applicable) based on Solvency II, in Israel, in a letter addressed to managers of the insurance companies (“Letter”). In the Letter, the Insurance Commissioner outlined a plan to adopt the 2016 European model for calculating capital and capital requirements for the local market, effective as of the annual reports for 2016 (“First Adoption Date”). During a period to be determined by the Insurance Commissioner and as conditions require, insurance companies will also be required to comply with capital requirements under existing regulations. The Letter stated that until final adoption, insurance companies must prepare additional quantitative assessment exercises (IQIS) for the 2014 -2015 period. These requirements are intended to assess the quantitative effects of adopting the model, as well as providing data for calibrating and adjusting the model. In addition, the Letter addressed an initiative to develop a framework for quarterly reporting of insurance companies’ solvency ratio. The Letter also referred to the Commissioner’s intention to publish provisions for managing capital and targets for internal capital, to address a gap survey that insurers will undertake with respect to their risk management systems, controls and corporate governance and a consultation paper to promote the process of self-assessment of risks and solvency (ORSA).

In April 2015, the Insurance Commissioner published a second letter titled “Plan for the Adoption of Rules for Solvency, based on Solvency II” and provisions for the IQIS4 exercises to be undertaken regarding the 2014 historical financial statements. The letter emphasized that the exercise reflects the decision of the Insurance Commissioner to impose adjustments required for the Israeli insurance market. The Letter further stated in connection with the proposed adoption of IQIS5 that the Insurance Commissioner would continue to monitor developments in the European markets and would consider adjustments relevant for Israel.

In July 2015, the Insurance Commissioner issued a letter concerning “transitional provisions regarding the application of solvency rules, based on Solvency II” (the “Letter on Transitional Provisions”). The transitional provisions were provided by reference to certain solvency rules set forth in the European Directive relating to, inter alia, a gradual adoption of capital requirements in respect of holdings of equity shares which may a component to be included in the calculation of core capital. In addition, the letter included transitional provisions regarding submission of a plan to improve the capital ratios of insurance companies whose ratios are negatively affected following adoption of the new solvency rules beginning with the financial statements for 2018. Adoption of the solvency rules are expected to change both the recognized regulatory and required regulatory capital and according to indications existing today, is expected to result in a significant decline in the ratio between recognized capital and required capital of Clal Insurance compared to capital ratios calculated according to capital ratio requirements currently in effect, and is expected to adversely affect the ability of Clal Insurance and Clal Insurance Enterprises to distribute dividends upon such adoption. However, as a rule, the capital requirements under the solvency rule are intended to serve as a capital cushion against more serious events, with a lower loss probability than the capital requirements under current rules.

In May 2015, the Board of Directors of Clal Insurance Enterprises and the Board of Directors of Clal Insurance directed its management team and the Risk Management Committee, which also functions as the Solvency Committee (“Committee”), to examine measures Clal Insurance may be able to employ to improve its capital ratio, in accordance with the new solvency rules and to recommend a course of action to the Board, including in relation to business adjustments and/or financial transactions related to Clal Insurance’s capital, its breakdown, and/or its responsibilities. The Committee and Management have begun this examination, and during the first stage, recommended that the Board issue secondary capital instruments. The Committee will continue to examine other measures in an effort to prepare the company for possible adoption of these proposed capital requirements, and related measures.

Clal Insurance has calculated its capital ratio using results as of December 31, 2014 (“Calculation Date”) and based on the IQIS4 rules and has determined that it would be in compliance, as of the Calculation Date, with the proposed capital requirements, in the context of the transitional provisions, even before taking pro forma account of the positive impact on the capital ratio provided by the subsequent issuance of subordinated notes. The related calculations were submitted to the Insurance Commissioner on August 31, 2015. The Insurance Commissioner has not yet published binding provisions for adoption, and there is uncertainty regarding the details of the final provisions. Clal Insurance will continue to monitor the quantitative aspects of the proposed solvency rules towards final adoption, in an effort to anticipate requisite controls and capital requirements.

On March 14, 2016, “IQIS Provisions for 2015” (“Draft”) was published in preparation for the adoption of Solvency II. Insurance companies are required to submit an additional quantitative evaluation survey on the basis of December 2015 results (“IQIS5”), by June 30, 2016. The Draft was issued by reference to the European legislation adapted for requirements of the local market and that goes beyond provisions for quantitative evaluation surveys previously issued. The main changes relate to establishing risk-free interest curves, through extrapolation to the ultimate forward rate point, the components of recognized capital, capital requirements less investments in infrastructure (capital and debt), adjusting capital requirements for management companies, and updating the formula for calculating capital requirements for risk premiums and reserves for general insurance. Clal Insurance is unable to assess the overall impact of the changes based on the provisions in the Draft to carry out a further quantitative evaluation survey, and will carry out an assessment of the current capital status, when the binding provisions will be finalized. According to the Draft, the IQIS5 calculation will be a factor in assessing preparedness of insurance companies and to the implementation and scope of the final provisions to be adopted.

Capital requirements under the Capital Regulations are based on the separate individual financial statements of an insurance company. For purposes of calculating recognized capital, an investment by an insurance company in an insurance company or a controlled management company, and in other investee companies will be calculated on the equity basis, according to a holding rate, which includes indirect holdings.

The minimum capital required of Clal Insurance has been reduced, with approval of the Insurance Commissioner, by 35% of the original difference attributed to the managing companies and provident funds under its control. However, when calculating the amount of dividends permitted for distribution, this difference will be added at level of the capital structure, as detailed in Paragraph 13.7.3 (C). In September 2013, the Insurance Commissioner notified Clal Insurance that the deducted amount to be added back to the minimum capital required, will be after a deduction for a tax reserve accrued by Clal Insurance following the acquisition of provident fund operations. The approval of the Insurance Commissioner, as noted above, will be canceled with adoption of capital requirements under the Directive (see Paragraph 13.7.3 (C)) that will replace the Capital Regulations.

In March 2013, Clal Insurance received a letter from the Insurance Commissioner regarding the determination of credit ratings according to an internal model used by Clal Insurance (“internal model”), to be applied as a risk rating methodology for a subject insured, according to conditions of the relevant sector. The Insurance Commissioner authorized Clal Insurance to allocate capital for adjusted loans, ranked according to its internal model and with reference to the rates specified in the Capital Regulations. If there is an external rating available, the capital allocation will be made using the lower of the available ratings. The letter also requires Clal Insurance to submit immediate and periodic reports as specified regarding these activities that make the specified transactions subject to review by the Commissioner of Insurance. As a result of its compliance with the provisions of the letter, Clal Insurance’s capital requirements were reduced by NIS 69 million, as at the end of the reporting period.

Permit Issued by the Insurance Commissioner to the Former Controlling Shareholders of IDB Holdings to Retain Control of Clal Insurance Enterprises and Consolidated Institutional Entities

On May 8, 2014, legal counsel for the former controlling shareholders of IDB Development (Ganden, Manor, and Livnat Groups) was notified by the Commissioner that in the context of arrangements among the creditors of IDB Holdings (“IDBH”), and given that they no longer controlled the Clal Insurance Enterprises Group, the authorization previously issued by the Insurance Commissioner for control of these entities was terminated, including, with respect to Clal Insurance, Clal Credit Insurance and Clal Pension and Provident Funds. IDB Holdings undertook to supplement (or to cause its controlled affiliates to supplement) the required equity of the insurers in compliance with the Capital Regulations, subject to the a cap of 50% of the required capital of an insurer, and that the obligation will take effect only if the insurer’s equity is determined to be negative, and such funding amount will then be equal to the amount of negative capital, up to the 50% cap.

In addition, IDB Holdings undertook to contribute to the equity of Clal Pension and Provident Funds up to the amount prescribed by the Provident Fund Regulations, for as long as IDB Holdings is the controlling shareholder of the institutional entities. The authorization specifies conditions and imposes restrictions on the ability of a holding entity to impose liens on the equity of IDBD’s institutional entities it holds. The former controlling shareholders were also required, as long as any liens existed on their equity interest of IDB Holdings, to ensure that Clal Insurance Enterprises complied with applicable capital requirements, such that the equity of Clal Insurance Enterprises at no time was less than the product of the holding rate of Clal Insurance Enterprises in Clal Insurance and 140% of the required minimum equity of Clal Insurance, calculated according to the Capital Regulations on September 30, 2005 (as the holding rate was linked to the CPI of September 2005).

At the end of the reporting period, the required minimum capital of Clal Insurance Enterprises was NIS 2.9 billion, greater that the amount required based on the foregoing calculation. The capital requirement is calculated on the basis of the financial statements of Clal Insurance Enterprises. Following termination of the control authorization, the former controlling shareholders have questioned whether the capital requirements applicable to Clal Insurance Enterprises thereunder continue to apply.

Clal Insurance is committed to finding a strategy to supplement its required equity in compliance with the Capital Regulations if the equity of Clal Credit Insurance becomes negative, and as long as Clal Insurance is the controlling shareholder of Clal Credit Insurance. Clal Insurance is committed to supplement the equity of Clal Pension and Provident Funds as necessary to ensure it complies with the minimum amount required by Income Tax Regulations (Rules for Approval and Management of Provident Funds), 1964 (“Income Tax Regulations”). This commitment is valid as long as Clal Insurance controls, directly or indirectly, Clal Pension and Provident Funds.

In February 2012, Supervision of Financial Services Regulations (Provident Funds) (Minimum Capital Required of a Management Company of a Provident Fund or Pension Fund), 2012, was published along with Income Tax Regulations (Rules for Approval and Management of Provident Funds) (Amendment 2), 2012 (“new regulations”).

Pursuant to the new regulations, the capital requirements for management companies were expanded to include capital requirements based on the volume of assets under management and applicable annual expenses, but not less than the initial capital of NIS 10 million. In addition, liquidity requirements were also prescribed. A fund management company may distribute dividends only to the extent of any excess above the minimum amount of equity required by said regulations. In addition, a fund management company must provide additional capital in respect of controlled management companies. As at the end of the reporting period, the management companies controlled by Clal Insurance have capital balances in excess of the minimum capital required by the capital regulations for management companies. In light of capital regulations for management companies and in order to finance the expansion of operating and investing activities of Clal Pension and Provident Funds, the Boards of Directors of Clal Insurance and Clal Pension and Provident Funds in 2015 and 2014 approved an subscribed shares of Clal Pension and Provident Funds in consideration for NIS 100 million and NIS 80 million, respectively.

Anti-Money Laundering. In September 2015, a draft Anti-Money Laundering Order was proposed which seeks to expand its application to certain provident funds, and reduced the amounts of accumulations, deposits and withdrawals subject to reporting. Furthermore, the draft order specifies a ‘know your customer’ process that must be undertaken before issuing a life insurance policy or opening a provident fund. In October 2015, a draft addendum to the Anti-Money Laundering Law, 5776-2015 was published to provide for changes to existing law that set forth stricter criminal penalties under the Anti-Money Laundering Law and set forth provisions for sharing of information between the Anti-Money Laundering Authority and the insurance commissioner. In the evaluation of Clal Insurance, the draft order and draft bill may adversely affect the sale of its products.

C. ORGANIZATIONAL STRUCTURE

Subsidiaries and associated companies

The following table includes a description of our subsidiaries and associated companies as of June 30, 2016:

Subsidiaries	Effective Ownership and Voting Power Percentage	Property/Activity

Agro Managers S.A	46.84%
Agro Managers S.A. is engaged in doing by itself or on behalf of third parties investments in the country or overseas through long and short term loans with or without warranties, derivatives, stocks and commodities as well as any kind of debentures or credit notes.

Agro-Uranga S.A	35.72%	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.

Brasilagro Companhia Brasileira de Propiedades Agrícolas	39.76%(1)	Brasilagro is mainly involved in four productive activities: sugarcane, crops and cotton, forestry activities, and livestock.

Doneldon	100%
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

Agrofy S.A.	45.23%	Agrofy S.A. is involved in the creation, operation, development, management, buying and selling of websites and domain names on the Internet.
Amauta Agro S.A.	59,63%
Amauta Agro S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

Granos Olavarria S.A.	59,63%(2)	Granos Olavarría S.A. is principally engaged to the warehousing of cereals and brokering of grains.

Helmir S.A.	100%
Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima	63.77%(1)	IRSA is a leading Argentine company devoted to the development and management of real estate.

Sociedad Anónima Carnes Pampeanas S.A. (formerly known as Exportaciones Agroindustriales Argentinas S.A.)	100%(3)	Sociedad Anónima Carnes Pampeanas, a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month.

(1) Excludes effect of treasury stock.
(2) Includes Futuros y Opciones.Com S.A.’s interest.
(3) Includes Helmir’s interest.

 D. PROPERTY, PLANTS AND EQUIPMENT

Overview of Agricultural Properties

As of June 30, 2016, we owned, together with our subsidiaries, 31 farmlands, which have a total surface area of 622,220 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

Owned Farmlands as of June 30, 2016
	Facility	Province	Country	Gross Size	Date of Acquisition	Primary Current Use	Net Book Value
				(in hectares)			(Ps. Millions) (1)

1	El Recreo	Catamarca	Argentina	12,395	May 95	Natural woodlands	1.3
2	Los Pozos	Salta	Argentina	239,639	May ’95	Cattle/ Agriculture/ Natural woodlands	152.6
3/4	San Nicolás/Las Playas (2)	Santa Fe/Córdoba	Argentina	2,966	May ‘97	Agriculture/ Dairy	19.4
5/6	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072	Nov ‘97	Agriculture Under irrigation	44.9
7	La Suiza	Chaco	Argentina	36,380	Jun ‘98	Agriculture/ Cattle	43.7
8	La Esmeralda	Santa Fe	Argentina	9,370	Jun ‘98	Agriculture/ Cattle	16.3
9	El Tigre	La Pampa	Argentina	8,360	Apr ‘03	Agriculture/ Dairy	34.2
10	El Invierno	La Pampa	Argentina	1,946	Jun ‘05	Agriculture	9.2
11	San Pedro	Entre Rios	Argentina	6,022	Sep ‘05	Agriculture	49.0
12/13	8 De Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911	May ‘07/ Sep ‘08	Sheep	11.0
14	Administración Cactus	San Luis	Argentina	171	Dec ‘97	Natural woodlands	1.5
15	Las Vertientes	Cordoba	Argentina	4	-	Silo	0.7
16	La Esperanza	La Pampa	Argentina	980	Mar ‘08	Agriculture	4.3
17	Finca Mendoza	Mendoza	Argentina	389(5)	Mar ‘11	Natural woodlands	0.1
18	Establecimiento Mendoza	Mendoza	Argentina	9	Nov’03	Natural woodlands	6.8
19/20/21/22	Las Londras/San Rafael/ Cuatro Vientos/ La Primavera	Santa Cruz	Bolivia	12,533	Nov-08/Jan-11	Agriculture	470.3
23/24/25	Jeroviá/Marangatú/Udra (3)	Mariscal Estigarribia	Paraguay	58,754	Feb-09	Agriculture /Natural Woodlands	244.0
26/31	Brasilagro(4)		Brazil	124,319		Agriculture/ Forestry/Cattle	1,185.1
	Subtotal			622,220			2,294.6

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 35.72% interest in Agro-Uranga S.A.
(3)	Hectares and carrying amount in proportion to our 50.00% interest in Cresca through Brasilagro.
(4)	See the section “Overview of Brasilagro’s Properties”.
(5)	Corresponds to our 40% ownership of Establecimiento Mendoza.

Overview of Brasilagro’s Properties

As of June 30, 2016, we owned, together with our subsidiaries, 6 farmlands, which have a total surface area of 124,319 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

Properties	Place	Total Area	Use	Net Book Value
		(ha)		(Ps. Millions)
Jatobá Farmland	Jaborandi/BA	31,606	Agriculture	263.1
Alto Taquari Farmland	Alto Taquari/MT	5,395	Agriculture	144.6
Araucária Farmland	Mineiros/GO	8,124	Agriculture	237.4
Chaparral Farmland	Correntina/BA	37,183	Agriculture	322.9
Nova Buriti Farmland	Januária/MG	24,212	Forestry	89.6
Preferência Farmland	Barreiras/BA	17,799	Cattle	127.5
	Subtotal Brazil	124,319		1,185.1

Jeroviá/Marangatú/Udra	Mariscal Estigarribia, Paraguay	58,754	Agriculture /Natural Woodlands	244.0

	Total	183,073		1,129.1

In the ordinary course of business, the leases property or spaces for administrative or commercial use both in Argentina and Israel under operating lease arrangements. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments.

Overview of Urban properties and investment business

As of June 30, 2016, most of our property was located in Argentina. We lease our headquarters, located at Bolívar 108, (C1066AAB) Ciudad Autónoma de Buenos Aires. We do not currently lease any material properties other than our headquarters.

The following table sets forth certain information about our properties in Argentina as of June 30, 2016:

Property (6)	Date of Acquisition	Leasable/ Sale m2 (1)	Location	Net Book Value Ps.(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity Ps./000	Rate	Use	Occupancy rate (7)
Edificio República	Apr-08	19,885	City of Buenos Aires	189	-	-	-	-	-	Office Rental	100.0%
Torre Bankboston	Aug-07	14,873	City of Buenos Aires	134	-	-	-	-	-	Office Rental	100.0%
Bouchard 551	Mar-07	-	City of Buenos Aires	8	-	-	-	-	-	Office Rental	-
Intercontinental Plaza	Nov-97	6,569	City of Buenos Aires	10	-	-	-	-	-	Office Rental	100.0%
Bouchard 710	Jun-05	15,014	City of Buenos Aires	60	-	-	-	-	-	Office Rental	100.0%
Dique IV	Dec-97	-	City of Buenos Aires	-	-	-	-	-	-	Office Rental	-
Maipú 1300	Sep-95	1,353	City of Buenos Aires	5	-	-	-	-	-	Office Rental	100.0%
Libertador 498	Dec-95	620	City of Buenos Aires	3	-	-	-	-	-	Office Rental	100.0%
Suipacha 652/64	Nov-91	11,465	City of Buenos Aires	8	-	-	-	-	-	Office Rental	90.7%
Dot Building	Nov-06	11,242	City of Buenos Aires	122	-	-	-	-	-	Office Rental	100.0%
Santa María del Plata	Oct-97	106,610	City of Buenos Aires	13	-	-	-	-	-	Other Rentals	100.0%
Nobleza Picardo	May-11	109,610	City of Buenos Aires	7	-	-	-	-	-	Office Rental	74.8%
Other Properties(5)	N/A	38,646	N/A	266	-	-	-	-	-	Other Rentals	42.8%
Abasto(3)	Jul-94	36,737.6	City of Buenos Aires, Argentina	245	-	-	-	-	-	Shopping Center	99.8%
Alto Palermo(3)	Nov-97	18,966.0	City of Buenos Aires, Argentina	208	-	-	-	-	-	Shopping Center	99.6%
Alto Avellaneda(3)	Dec-97	35,887.0	Province of Buenos Aires, Argentina	127	-	-	-	-	-	Shopping Center	100.0%
Alcorta Shopping(3)	Jun-97	15,876.7	City of Buenos Aires, Argentina	116	-	-	-	-	-	Shopping Center	89.1%
Patio Bullrich(3)	Oct-98	11,782.7	City of Buenos Aires, Argentina	109	-	-	-	-	-	Shopping Center	99.1%
Alto Noa(3)	Mar-95	19,039.9	City of Salta, Argentina	32	-	-	-	-	-	Shopping Center	100.0%
Buenos Aires Design(3)	Nov-97	13,903.1	City of Buenos Aires, Argentina	7	-	-	-	-	-	Shopping Center	95.7%
Mendoza Plaza(3)	Dec-94	42,043.0	Mendoza, Argentina	92	-	-	-	-	-	Shopping Center	95.2%
Alto Rosario (3)	Nov-04	28,795.5	Santa Fe, Argentina	127	-	-	-	-	-	Shopping Center	100.0%
Córdoba Shopping –Villa Cabrera(3)	Dec-06	15,581.7	Córdoba, Argentina	53	Anticresis	3,2	Jan-17	17,7	Libor+1,5%+CER	Shopping Center	99.2%

Dot Baires Shopping(3)	May-09	49,640.7	City of Buenos Aires, Argentina	368	-	-	-		-	Shopping Center	100.0%
Soleil Premium Outlet(3)	Jul-10	13,991.1	Province of Buenos Aires, Argentina	80	-	-	-	-	-	Shopping Center	100.0%
La Ribera Shopping(3)	Aug-11	9,850.6	Santa Fe, Argentina	24	-	-	-	-	-	Shopping Center	99.3%
Distrito Arcos (3)	Dec-14	11,170.1	City of Buenos Aires, Argentina	280	-	-	-	-	-	Shopping Center	97.0%
Alto Comahue(3)	Mar-15	9,889.6	Neuquén, Argentina	318	-	-	-	-	-	Shopping Center	96.6%
Patio Olmos(3)	-	-	-	26	-	-	-	-	-	Shopping Center	-
Caballito Plot of Land	Nov-97	23,791	City of Buenos Aires	45,812	-	-	-	-	-	Land Reserve	N/A
Other Land Reserves (4)	N/A	6,126,022	City and Province of Buenos Aires.	5,508	-	-	-	-	-	Land Reserve	N/A
Luján (3)	May-12	1,160,000	Province of Buenos Aires.	41,861	-	-	-	-	-	Land Reserve	N/A
Intercontinental	Nov-97	24,000	City of Buenos Aires	51	-	-	-	-	-	Hotel	70.58%
Sheraton Libertador	Mar-98	37,600	City of Buenos Aires	28	-	-	-	-	-	Hotel	73.42%
Llao Llao(9)	Jun-97	17,463	City of Bariloche	77	-	-	-	-	-	Hotel	51.15%

(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3) Through IRSA Commercial Properties.

(4) Includes the following land reserves: Pontevedra plot; Mariano Acosta, San Luis and Merlo (through IRSA) and Intercontinental Plot (through IRSA Commercial Properties) .

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
(8) Intern information of the Company.
(9) Includes Ps. 21,900 thousand of Book Value that corresponds to “Terreno Bariloche.”

 The following table sets forth certain information about our properties for the Operation Center in Israel as of June 30, 2016:

Property	Date of acquisition	Location	Net book amount	Use

Tivoli	Oct-2015	United States	2,047	Rental properties
Kiryat Ono Mall	Oct-2015	Israel	1,598	Rental properties
Shopping Center Modi’in A	Oct-2015	Israel	805	Rental properties
HSBC	Oct-2015	United States	11,225	Rental properties
Matam park - Haifa	Oct-2015	Israel	5,662	Rental properties
Caesarea - Maichaley Carmel	Oct-2015	Israel	583	Rental properties
Herzeliya North	Oct-2015	Israel	4,125	Rental properties
Gav-Yam Center - Herzeliya	Oct-2015	Israel	2,449	Rental properties
Neyar Hadera Modi’in	Oct-2015	Israel	680	Rental properties
Gav yam park - Beer Sheva	Oct-2015	Israel	700	Rental properties
Hazomet Kfar Saba	Oct-2015	Israel	117	Rental properties
Bilu	Oct-2015	Israel	86	Rental properties
Mazkeret Batia	Oct-2015	Israel	109	Rental properties
Netania	Oct-2015	Israel	849	Rental properties
Rishon Le Zion	Oct-2015	Israel	70	Rental properties
Rehovot	Oct-2015	Israel	125	Rental properties
Mizpe Sapir	Oct-2015	Israel	124	Rental properties
Holon	Oct-2015	Israel	327	Rental properties
Haifa	Oct-2015	Israel	24	Rental properties
Others	Oct-2015	Israel	8,759	Rental properties
Tivoli	Oct-2015	United States	24	Undeveloped parcels of land
Queensridge Towers	Oct-2015	Israel	266	Undeveloped parcels of land
Zarchini Raanana	Oct-2015	Israel	78	Undeveloped parcels of land
Kurdani	Oct-2015	Israel	-	Undeveloped parcels of land
Others	Oct-2015	Israel	1,777	Undeveloped parcels of land
Tivoli	Oct-2015	United States	1,981	Properties under development
Ispro Planet – Beer Sheva – Phase 1	Oct-2015	Israel	1,062	Properties under development
Others	Oct-2015	Israel	880	Properties under development
Shufersal´s Stores	Oct-2015	Israel	10,478	Supermarkets
Total			57,010

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

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured (in Millions of Ps.)	Book Value (in Millions of Ps.)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	517	490
Vehicles	Theft, fire and civil and third parties liability	17	7

Urban properties and investment business

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

Control Systems

IRSA Commercial Properties has a computer systems to monitor tenants’ sales in all of our shopping centers (except stands). IRSA Commercial Properties also conduct regular manual audits of its tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. Likewise, it uses the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Abasto, Alto Rosario, Alto NOA, Dot Baires Shopping, Córdoba Shopping, Soleil Premium Outlet, La Ribera Shopping, Mendoza Plaza Shopping, Distrito Arcos and Alto Comahue contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2016, 2015 and 2014 relate to the fiscal years ended June 30, 2016, 2015, and 2014 respectively.

Revenue Recognition

Our revenue is measured at the fair value of the consideration received or receivable.

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

Agricultural and agricultural-related activities:

Revenue from our agricultural activities comes primarily from sales of agricultural produce and biological assets, from provision of services related to the activity and from leases from farmlands.

We recognize revenue on product sales when the agricultural produce or biological assets are delivered and the customers take ownership and assume risk of loss, which is when the products are received by the customer at its or a designated location or collected directly by the customer from the cultivation bases, collection of the relevant receivable is probable and the selling price is fixed or determinable. Net sales of products represent the invoiced value of goods, net of trade discounts and allowances, if any.

We also provide agricultural-related (including but not limited to watering and feedlot services) and brokerage services to third parties. Revenue from services is recognized as services are rendered.

We also lease land to third parties under operating lease agreements. Lease income is recognized on a straight-line basis over the period of the lease.

Investment property activities:

· Rental and services - Shopping centers portfolio

Revenues derived from business activities developed in our shopping centers mainly include rental income under operating leases, admission rights, commissions and revenue from several services provided to our lessees.

Rental income from shopping center leased out under operating leases, admission rights and fees related to their real estate agent business are recognized in the income statements on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the years in which they are earned. Rent reviews are recognized when such reviews have been agreed with tenants.

Lease contracts also provide that common area maintenance charges and collective promotion funds of our shopping centers are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping centers. The lessor is responsible for determining the need and suitability of incurring a common area expense. We makes the original payment for such expenses, which are then reimbursed by the lessees. We have assessed the substance of the transactions and conclude that we are acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services. Service charge income is presented within rental income and services, separately from property operating expenses. Property operating expenses are expensed as incurred.

· Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid from tenants.

Rental income from offices and other rental properties leased out under operating leases is recognized in the income statements on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Lease contracts also provide that common area maintenance expenses of our offices and other rental properties are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance expenses include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the offices and other rental properties. We make the original payment for such expenses, which are then reimbursed by the lessees. We considered that we act as a principal in these cases. Th accrues reimbursements from tenants for recoverable portions of all these expenses as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are recognized as incurred.

·  Revenues from supermarkets

Revenue from the sale of goods in the ordinary course of business are recognized at the fair value of the consideration collected or receivable, net of returns and discounts. Where the credit term is short and financing is that typical in the industry, consideration is not discounted. Where the credit term is longer than the industry’s average, in accounting for the consideration, theCompany discounts it to its net present value by using the client’s risk premium or the market rate. The difference between the fair value and the nominal amount is accounted for under financial income. If discounts are granted and their amount can be measured reliably, the discount is recognized as a reduction of revenue.

Generally, the Company recognizes revenue upon delivery of goods to the client. In international sales, revenue is recognized upon loading goods with the forwarder. Where two or more products are sold under one single contract, the Company separates each component and gives them a separate accounting treatment. The attribution of value to each component is based on the relative fair value of each unit. Should the fair value not be measurable on a reliable basis, then revenue is attributed based on the difference arising between the total amount of the executed contract and the fair value of the goods delivered.

As regards client loyalty programs, the fair value of the consideration received or receivable in relation to the initial sale is allocated across the rewards credits and the other components of the sale. The amount allocated to rewards credits is estimated based on the market value of the goods to be delivered. The fair value of the right to purchase products at a discount is calculated considering the expected exchange ratio and the expected terms. Such amount is deferred and revenue is recognized only where rewards credits are exchanged and the Company has complied with its obligation to provide the products at a discount, or else when such reward credits have expired. The amount of revenue recognized under such circumstances is based on the number of reward credits that have been exchanged for products with discounts, in relation to the total number of reward credits expected to be exchanged. Deferred revenue is then reversed when reward credits are no longer likely to be exchanged.

In addition, when the Company acts as agent and not as main supplier in a transaction, revenue is recognized at the net amount of commissions. Revenue from commissions is recognized based on transactions conducted by credit card companies at the rate and on the date they are credited. Revenue from credit margins of credit cards is recognized on the date the client is bound to pay and revenue for subscription fees is recognized on a monthly basis.

· Revenue from communication services and sale of communication equipment

Revenue derived from the use of communication networks by the Company, including mobile phones, Internet services, international calls, fixed line calls, interconnection rates and roaming service rates, are recognized when the service is provided, proportionally to the extent the transaction has been realized, and provided all other criteria have been met for revenue recognition.

Revenue from the sale of mobile phone cards are initially recognized as deferred revenue and then recognized as revenue as they are used or upon expiration, whichever takes place earlier.

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, the Company records the sale of equipment separately and recognizes revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services are recognized and accounted for as they are provided. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value, and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. The Company ascertains the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

Revenue derived from long-term contracts is recognized at the present value of future cash flows, discounted at market rates prevailing on the transaction date. Any difference between the original credit and its net present value is accounted for as interest income over the credit term.

·
Revenue from tourism services

Revenue from the provision of tourist services is recognized when the following conditions are met:

-
the revenue amount may be reliably measured;

-
the economic benefits associated to the transaction are expected to have an impact on the Company;

-
the degree of completion of the transaction may be measured on a reliable basis; and

-
expenses incurred in relation to the transaction as well as all necessary costs to finalize the transaction may be reliably measured.

Effects of the Global Macroeconomic Environment

Most of our assets are located in Argentina, where we conduct our operations, and in Israel. Therefore, our financial condition and the results of our operations are significantly dependent upon the economic conditions prevailing in both countries.

The table below shows Argentina’s GDP growth, inflation, Dollar exchange rates and the appreciation (depreciation) of the Peso against the U.S. Dollar for the indicated periods.

	Fiscal year ended June 30,
	2016	2015	2014
GDP growth	(3.4%)	1.2%	0.0%
Inflation (IPIM)(1)	26.7%	13.6%	27.7%
Inflation (CPI)(2)	47.1%	14.0%	15.0% (2)
Appreciation (depreciation) of the Peso against the U.S. Dollar(3)	(65.9%)	(11.8%)	(50.6%)
Average exchange rate per US$1.00(4)	Ps.14.9900	Ps.9.034	Ps.8.083
Appreciation (depreciation) of the NIS against the U.S. Dollar	(1.1%)	(10.0%)	5.6%

(1)
IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production. Given the modifications to the system that INDEC uses to measure IPIM, there is no data for any price variations from July 1, 2015 to June 30, 2016. For that reason, we show accumulated prices from January 1, 2016 to June 30, 2016, published by INDEC.
(2)
CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production. Since January 2014, the Argentine government established IPCNu, which more broadly reflects consumer prices by considering price information from the 23 Argentine provinces and the City of Buenos Aires. Therefore, the consumer price index for our fiscal 2014 only takes into account the six-month period after the new consumer price index was introduced. Given the modifications to the system that INDEC uses to measure CPI, there is no data for any price variations for the fiscal year ended at June 30, 2016, yet. For that reason, we show the interanual inflation published by “Dirección General de Estadísticas y Censos de la Ciudad de Buenos Aires, Ministerio de Hacienda”. It differs from inflation reported for 2015 and 2014 because of the change of government and changes in the systems of measure of the INDEC. See Item 3.(a) Risk Factors —Risks Relating to Argentina - There are concerns about the accuracy of Argentina’s official inflation statistics.
(3)
Depreciation corresponding to fiscal year 2016 is mostly due to the devaluation that took place on December 17, 2015. See Risk factor “Exchange controls and restrictions on transfers abroad and capital inflow restrictions have been limited in the past, and may limit the availability of international credit.”
(4)
Represents average of the selling and buying exchange rate.

Sources: INDEC, Argentine Ministry of Economy and Production, City of Buenos Aires Ministry of Treasury, Banco de la Nación Argentina, Bloomberg.

According to the IMF estimates, Argentina’s GDP for 2016 is expected to contract by 1.8% compared to 2015 due to a slight adjustment recession during the year, primarily due to the correction of macroeconomic and microeconomic distortions. However, growth is expected to strengthen to 2.7% in 2017 on the back of moderating inflation and more supportive monetary and fiscal policy policies by the Central Bank. According to the Organisation for Economic Co-operation and Development (“OECD”) Israel’s economic growth is projected to remain at 2.5% in 2016, before rising to 3% in 2017.

Argentine GDP decreased 3.4% during our fiscal 2016, compared to GDP growth of 1.2% in our fiscal 2015. Consumption was the primary driver of economic activity, as shopping center sales grew 41.4% as of June 30, 2016, compared to June 30, 2016, driven by the increase in nominal salaries. As of June 30, 2016, the unemployment rate was at 9.3% of the country’s economically active population, compared to 6.6% as of June 30, 2015. For the year ended at December 31, 2015, Israel’s growth reached 2.5% and remained at the same level for 2016.

Argentina’s country risk, measured by the Emerging Market Bond Index, decreased 97 basis points for the 12 months ended June 30, 2016, maintaining a high spread vis-à-vis other countries in the region. The debt premium paid by Argentina was at 518 points in June 2016, compared to 352 paid by Brazil, and 213 paid by Mexico.

In regard to the Argentine economy, changes in short and long-term interest rates, unemployment and inflation may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping centers. These factors, combined with low GDP growth, may reduce general consumption rates in our shopping centers. Since leases agreements in our shopping centers for most of our revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers in our shopping centers and consequently, in the demand for parking, may also reduce our revenues from services rendered.

Regarding Israel’s economy, and based on information published by OECD, domestic demand is expected to remain the main driver of growth, while external demand is projected to recover slowly due to the high exchange rates that hold back exports. In this context, unemployment is expected to remain low, and inflation is projected to increase at very low levels.

Effects of inflation

The following are annual inflation rates during our fiscal years indicated, based on information published by the INDEC, which is dependent on the Argentine Ministry of Economy and Production:

Fiscal Year ended June 30	Consumer Price Index(1)	Wholesale Price Index
2011	9.7%	12.5%
2012	9.9%	12.8%
2013	10.5%	13.5%
2014 (from January 2014)	15.0%	27.7%
2015	15.0%	13.4%
2016	47.1%	26.7%(2)

(1)
In January 2014 the Argentine government established IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of Argentina and the City of Buenos Aires. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes into account the six month period starting on January 1, 2014.
(2)
Given the modifications to the system that INDEC uses to measure IPIM, there is no data for any price variations from July 1, 2015 to June 30, 2016. For that reason, we show accumulated prices from January 1, 2016 to June 30, 2016, published by INDEC.

Continuing inflation will likely have an adverse effect on our operations. Additionally, minimum lease payments from tenants in our shopping centers are generally adjusted in accordance with the CER, an inflation index published by the Central Bank. Although higher inflation may increase lease payments, given that tenants tend to pass on increased expenses to consumers, this trend could lead to higher prices charged on goods sold which could result in lower sales volumes and therefore reduce the component of rent we receive based on sales revenue.

Since the INDEC modified the methodology it uses to calculate the consumer price index in January 2007, there have been concerns about the accuracy of Argentina’s official inflation statistics, which led to the creation of the IPCNu in February 2014 in order to address the quality of official data.

Regarding rates of inflation in Israel, the Consumer Price Index, according to OECD was 0.5% increase in the prices for 2014, and deflation of 0.6% in 2015. Likewise, inflation projected for 2016 and 2017 is (0.2)% and 0.8%, respectively.

Seasonality

Our shopping centers business is directly affected by seasonality, as if results in  fluctuations in the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales are generally at their lowest level, whereas during winter holidays (July) and in December (Christmas) they reach their highest level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping center sales. Sales at discount prices at the end of each season are also one of the main sources revenue.

Also, in the Israeli retail segment business results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Pesach holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Our revenues from cellular services are usually affected by seasonality, with the third calendar quarter of each year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

In 2016, the Passover holiday fell at the end of April, compared to 2015 when it was at the beginning of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2016, compared to last year. The Passover holiday in the second quarter of 2016 had a greater effect on Shufersal’s results than in the corresponding quarter in 2015, therefore analysis of the results for the first half of the year compared to the corresponding period in 2015 better represents the changes between the periods.

Effects of interest rate fluctuations

Most of our U.S. Dollar denominated debt accrues interest at a fixed rate. An increase in interest rates will not necessary result in a significant increase in our financial costs and may not materially affect our financial condition or our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a depreciation or devaluation of the Argentine Peso against the U.S. dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgages and lease receivables. Foreign currency exchange restrictions that may be imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated liabilities.

During fiscal year 2016 and 2015, the Peso depreciated against the U.S. dollar and other curren cies by approximately 66% and 12%, respectively, which caused an impact on the comparability of our results of operations for the year ended June 30, 2016 to our results of operations for the year ended June 30, 2015, primarily in our revenues from office rentals and our net assets and liabilities denominated in foreign currency. The devaluation affected assets and liabilities denominated in foreign currency, and this effect is shown in the line “financial results, net” of our income statement.

As a result of the devaluation of the Peso and the discontinuation of the official exchange rate by the newly elected Argentine government that took office in December 2015, the exchange rate was Ps.13.0400 per US$1.00 on December 31, 2015 and Ps.15.5100 per US$1.00 on September 30, 2016.

During fiscal year 2016 and 2015, Israeli New Shekel depreciated against the U.S. dollar and other currencies by approximately 2.2% and 10%, respectively, which caused an impact on the comparability of our results of IDBD´s operations for the year ended June 30, 2016 to IDBD´s results of operations for the year ended June 30, 2015. As of June 30 2016, the offer exchange rate for June 30, 2016 was NIS 3.8575=U.S.$1.00, and NIS 3.7464 per US$1.00 on September 30, 2016. According to the information published in the Monetary Policy Report in July 2016 by the Bank of Israel, various models of the equilibrium exchange rate indicate that the Shekel could be overvalued. For more information about the exchange rates, see “Local Exchange Market and Exchange Rates.”

Critical Accounting Policies and Estimates.

Our Audited Consolidated Financial Statements are prepared in accordance with IFRSs as issued by the IASB, and the accounting policies employed are set out in our Accounting Policies section in the financial statements. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgment because the areas are especially subjective or complex.

The discussion below should also be read in conjunction with our disclosure of significant IFRS accounting policies, which is provided in Note 2 to our Audited Consolidated Financial Statements, “Summary of significant accounting policies”.

Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the consolidated financial statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

Estimation	Main assumptions	Potential implications
Business combination - Allocation of acquisition prices	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, discount rate, among others.	Should any of the assumptions made be inaccurate the recognized combination may not be correct.
Recoverable amounts of cash-generating units (even those including goodwill), associates and assets.
The discount rate and the expected growth rate before taxes – in connection with cash-generating units.
The discount rate and the expected growth rate after taxes – in connection with associates.
Cash flows are determined based on past experiences with the asset or with similar assets and in accordance with the Company’s best factual assumption relative to the economic conditions expected to prevail.
Business continuity and share market public in connection with cash-generating unit value of the companies.
Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).
Should any of the assumptions made be inaccurate, this could lead to differences in the recoverable values of cash-generating units.
Control, joint control or significant influence
Judgment relative to the determination that the Company holds an interest in the shares of investees (considering the existence and influence of significant potential voting rights), its right to designate members in the executive management of such companies (usually the Board of directors) based on the investees’ bylaws; the composition and the rights of other shareholders of such investees and their capacity to establish operating and financial policies for investees or to take part in the establishment thereof.
Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method).
Estimated useful life of intangible assets, investment properties and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators.	Incorrect exposure of investment property values.
Income tax expense
The Company estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.
Additionally, the Company evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.
Upon the improper determination of the provision for income tax, the Company will be bound to pay additional taxes, including fines and compensatory and punitive interest.
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Company’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.
Hybrid financial instrument related to the non-recourse loan from Koor (Adama)	· The value of Adama’s shares. · Unobserved data underlying the binomial model applied to the determination of the embedded derivative instruments’ value.
Changes in losses or profits resulting from the variation in the fair value of the embedded derivative, and variations in the book amount of the primary contract recognized as revenues or expenses from financing.

Level 2 and 3 financial instruments
Main assumptions used by the Company are:
· Projected discounted income  as per discount rate
· Values determined in accordance with the company’s shares in equity funds on the basis of its financial statements, based on fair value or investment assessments.
· Comparable market multiple (EV/GMV ratio).
· Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor curve).
Wrong recognition of a charge to income.
Probability estimate of contingent liabilities	Whether more economic resources may be spent in relation to litigation against the Company; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.
Biological assets	Main assumptions used in valuation are: yields, operating costs, selling expenses, future of sales prices, discount rate.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 14.

 Business Segment Information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are component of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Company, Mr. Eduardo S. Elsztain. In addition, and due to the acquisition of IDBD, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

As a result of the control of IDBD, the Company reports its financial and equity performance based on the new segment structure. Comparative information has been modified to reflect the new organization insofar as possible.

Segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. Within each operations center, the Company considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

Agricultural business:

In the third quarter, we have changed the presentation of the agricultural business segments which are reviewed by the CODM for a better alignment with the current business vision and the metrics used to such end. Four operating segments (crops, cattle, dairy and sugarcane) have been aggregated into a single operating segment named “Agricultural production”. Management consider for the aggregation the nature of the production processes (growing of biological assets), the methods used to distribute their products and the nature of the regulatory environment (agricultural business). Therefore this quarter three segments are considered:

The "Agricultural production" segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; breeding and/or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers; and planting, harvesting and sale of sugarcane.

The “Land transformation and sales” segment comprises gains from the disposal and development of farmlands activities

The "Other segments" column includes, principally, agricultural services (for example, irrigation); leasing of our farms to third parties; feedlot farming, slaughtering and processing in the meat refrigeration plant; and brokerage activities, among others.

The amounts corresponding to the fiscal year ended June 30, 2015 and 2014, have been retroactively adjusted to reflect changes in segment information.

Urban properties and investments:

Operations Center in Argentina

Within this center, IRSA operates in the following segments:

The “Shopping centers” segment includes assets and results of the activity of shopping centers portfolio, principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping centers of the Company.

The “Office and others” segment includes the assets and the operating results of the activity of lease of office space and other rental properties and service revenues related to this activity.

The “Sales and developments” segment includes assets and the operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent, sales of hotels and other properties included in the International segment.

The “Hotels” segment includes the operating results of the hotels principally comprised of room, catering and restaurant revenues.

The “International” segment primarily includes assets and operating profit or loss from business related to associates Condor and Lipstick. Through these associates, the Company derives revenue from hotels and an office building in United States, respectively. Until September 30, 2014, this segment included revenue from a subsidiary that owned the building located at 183 Madison Ave in New York, United States, which was sold on September 29, 2014. Additionally, until October 11, 2015, this international segment only included results from the investment in IDBD carried at fair value.

The “Financial operations and others” segment primarily includes the financial activities carried out by BHSA and Tarshop and other residual financial operations.

The CODM periodically reviews the results and certain asset categories and assesses performance of the operating segments corresponding to the agricultural business and urban properties and investment business of the operations center Argentina based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Audited Consolidated Financial Statements, except for the following:

Operating results of joint ventures: Cresca, Cyrsa, NPSF, Puerto Retiro, Baicom and Quality are evaluated by the CODM applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of EHSA joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of LRSA.

Operating results from the shopping centers and offices do not include the amounts attributable to building arrangement expenses and collective promotion funds ("FPC", as per its Spanish acronym) as well as total recovered costs, whether by way of building administration expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from both concepts (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

The asset categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, right to receive future units under barter agreements, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Within the operations center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for earnings of associates included in the “International” segment located in United States.

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Operations Center in Israel

Within this center, IRSA operates in the following segments:

·
The “Real Estate” segment includes assets and operating income derived from business related to the subsidiary PBC. Through PBC, we operate rental properties and residential properties in Israel, United States and other parts of the world and carries out commercial projects in Las Vegas.

·
The “Supermarkets” segment includes assets and operating income derived from the business of Shufersal which operates a supermarket chain in Israel.

·
The “Agrochemicals” segment includes income derived from the activities of Adama which is accounted for as an associate using the equity method of accounting Adama is specialized in agrochemicals, particularly for the production of crops for consumption.

·
The “Telecommunications” segment includes assets and operating income from the business of Cellcom which is telecommunication service provider that offers mobile phone services, fixed line phone services, data and Internet, among others.

·
The “Insurance” segment includes the operations of Clal which is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others. As indicated in Note 16 to our Audited Consolidated Financial Statements, 51% of the controlling shares of Clal are held in trust as specified in a judicial order of the Israel Securities Commission in order to comply with the requirement that the controlling shares of Clal be offered for sale to a third party; as a result, the Company is not fully consolidated on a line-by-line basis but rather in a single line as a financial instrument at fair value, as required by IFRS.

·
The “Others” segment includes the assets and income derived from other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, and others.

The CODM periodically reviews the results and certain asset categories and assesses performance of this operating segment based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Audited Consolidated Financial Statements.

As indicated under Note 2 of our Audited Consolidated Financial Statements, the Company decided to consolidate income derived from its operations center in Israel with a three month lag, as adjusted for the effects of significant transactions; hence, operating results of IDBD for the period extending from October 11, 2015 (the date of acquisition of control) through March 31, 2016 are included in the Company’s comprehensive income for the fiscal year ended June 30, 2016.

Furthermore, comparative information has not been modified for as of that date the Company did not exercise control over IDBD. The assessment of this investment was part of the international segment of the urban properties and investment business in the operations center in Argentina.

Goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

Business segments involving the urban properties and investments business from the operations center in Argentina where the CODM evaluated assets under the proportional consolidation method, each reported asset includes the proportional share of the Company in the same class of assets of the associates and/or joint ventures. Only as an example, the investment properties amount reported to the CODM includes (i) the balance investment properties as per the statement of financial position plus (ii) the Company’s share of the investment properties of these joint ventures.

Within the agricultural business, most revenue from its operating segments are generated from and their assets are located in Argentina and Brazil, mainly.

Within the operations center in Israel, most revenue from its operating segments are derived from, and their assets are located in, Israel, except for part of earnings from the Real Estate segment, which are generated from activities outside Israel, mainly in United States.

Within the agricultural business and the urban properties and investments business from the operations center in Argentina, the assets categories reviewed by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, biological assets, right to receive future units under barter agreements, investment in joint ventures and associates and goodwill. The aggregate of these assets, classified by business segment, are disclosed as “segment assets”. Assets are allocated to each segment based on the operations and/or their physical location.

Below is a summarized analysis of the lines of business of the Company for the year ended June 30, 2016:

	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
			(in million of Ps.)
Revenues	2,912	3,284	28,229	31,513	34,425
Costs	(3,821)	(839)	(20,481)	(21,320)	(25,141)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,717	-	-	-	1,717
Changes in the net realizable value of agricultural produce after harvest	208	-	-	-	208
Gross profit	1,016	2,445	7,748	10,193	11,209
Gain from disposal of investment properties	-	1,056	45	1,101	1,101
Loss from disposal of farmlands	(2)	-	-	-	(2)
General and administrative expenses	(314)	(554)	(1,387)	(1,941)	(2,255)
Selling expenses	(338)	(264)	(5,686)	(5,950)	(6,288)
Other operating results, net	(70)	32	-	32	(38)
Profit from operations	292	2,715	720	3,435	3,727
Share of profit / (loss) of joint ventures and associates	23	96	338	434	457
Segment profit	315	2,811	1,058	3,869	4,184

Investment properties	11	3,340	-	3,340	3,351
Property, plant and equipment	2,736	244	-	244	2,980
Trading properties	-	253	-	253	253
Goodwill	10	25	-	25	35
Rights to receive future units under barter agreements	-	90	-	90	90
Biological assets	1,144	-	-	-	1,144
Inventories	660	28	-	28	688
Interests in joint ventures and associates	54	964	-	964	1,018
Operating assets from Operations Center in Israel	-	-	146,989	146,989	146,989
Total segment assets	4,615	4,944	146,989	151,933	156,548

Operating liabilities from Operations Center in Israel	-	-	132,865	132,865	132,865

Below is a summarized analysis of the lines of business of the Company for the year ended June 30, 2015:

	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina
		(in million of Ps.)
Revenues	2,395	2,547	4,942
Costs	(3,419)	(633)	(4,052)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,347	-	1,347
Changes in the net realizable value of agricultural produce after harvest	(34)	-	(34)
Gross profit	289	1,914	2,203
Gain from disposal of investment properties	-	1,150	1,150
Gain from disposal of farmlands	570	-	570
General and administrative expenses	(247)	(378)	(625)
Selling expenses	(286)	(195)	(481)
Other operating results, net	(19)	29	10
Profit from operations	307	2,520	2,827
Share of profit / (loss) of joint ventures and associates	1	(1,037)	(1,036)
Segment profit	308	1,483	1,791

Investment properties	77	3,494	3,571
Property, plant and equipment	2,079	256	2,335
Trading properties	-	136	136
Goodwill	8	25	33
Rights to receive future units under barter agreements	-	90	90
Biological assets	588	-	588
Inventories	496	23	519
Interests in joint ventures and associates	33	2,382	2,415
Total segment assets	3,281	6,406	9,687

Below is a summarized analysis of the lines of business of the Company for the year ended June 30, 2014:

	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina
		(in million of Ps.)
Revenues	1,813	2,157	3,970
Costs	(2,617)	(649)	(3,266)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,172	-	1,172
Changes in the net realizable value of agricultural produce after harvest	(17)	-	(17)
Gross profit	351	1,508	1,859
Gain from disposal of investment properties	-	231	231
Gain from disposal of farmlands	91	-	91
General and administrative expenses	(241)	(300)	(541)
Selling expenses	(210)	(150)	(360)
Other operating results, net	(29)	(49)	(78)
(Loss) / Profit from operations	(38)	1,240	1,202
Share of profit / (loss) of joint ventures and associates	11	(437)	(426)
Segment (loss) / profit	(27)	803	776

Investment properties	51	3,539	3,590
Property, plant and equipment	2,417	238	2,655
Trading properties	-	143	143
Goodwill	11	26	37
Rights to receive future units under barter agreements	-	85	85
Assets held for sale	-	1,358	1,358
Biological assets	652	-	652
Inventories	433	18	451
Interests in joint ventures and associates	37	1,966	2,003
Total segment assets	3,601	7,373	10,974

Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	June 30, 2016
	Agricultural production		Land transformation and sales		Others	Total Agricultural business (i)
	(in million of Ps.)
Revenues	1,689		-		1,223	2,912
Costs	(2,727)		(9)		(1,085)	(3,821)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,717		-	-	-	1,717
Changes in the net realizable value of agricultural produce after harvest	208		-	-	-	208
Gross profit / (loss)	887		(9)		138	1,016
Loss from disposal of farmlands	-		(2)		-	(2)
General and administrative expenses	(256)		(1)		(57)	(314)
Selling expenses	(247)		-		(91)	(338)
Other operating results, net	(72)		-		2	(70)
Profit / (Loss) from operations	312		(12)		(8)	292
Share of profit / (loss) of associates	26		-		(3)	23
Segment profit / (loss)	338		(12)		(11)	315

Investment properties	-	-	-		11	11
Property, plant and equipment	2,673		13		50	2,736
Goodwill	10		-		-	10
Biological assets	1,144		-		-	1,144
Inventories	499		-		161	660
Investments in associates	54		-		-	54
Total segment assets (ii)	4,380		13		222	4,615

(i)
From all of the Company’s revenues corresponding to Agricultural Business, Ps. 2,212 million are originated in Argentina and Ps. 700 million in other countries, principally in Brazil for Ps. 503 million.
(ii)
From all of the Company’s assets included in the segment corresponding to Agricultural Business, Ps. 2,062 million are located in Argentina and Ps. 2,556 million in other countries, principally in Brazil for Ps. 1,470 million.

	June 30, 2015
	Agricultural production	Land transformation and sales	Others	Total Agricultural business (i)
	(in million of Ps.)
Revenues	1,400	-	995	2,395
Costs	(2,545)	(9)	(865)	(3,419)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,347	-	-	1,347
Changes in the net realizable value of agricultural produce after harvest	(34)	-	-	(34)
Gross profit / (loss)	168	(9)	130	289
Gain from disposal of farmlands	-	570	-	570
General and administrative expenses	(210)	(2)	(35)	(247)
Selling expenses	(193)	(2)	(91)	(286)
Other operating results, net	(15)	(5)	1	(19)
(Loss) / Profit from operations	(250)	552	5	307
Share of profit of associates	1	-	-	1
Segment (loss) / profit	(249)	552	5	308

Investment properties	-	-	77	77
Property, plant and equipment	1,997	13	69	2,079
Goodwill	7	-	1	8
Biological assets	587	-	1	588
Inventories	370	-	126	496
Investments in associates	33	-	-	33
Total segment assets (ii)	2,994	13	274	3,281

(i)
From all of the Company’s revenues corresponding to Agricultural Business, Ps. 1,679 million are originated in Argentina and Ps. 716 million in other countries, principally in Brazil for Ps. 578 million.
(ii)
From all of the Company’s assets included in the segment corresponding to Agricultural Business, Ps. 1,379 million are located in Argentina and Ps. 1,902 million in other countries, principally in Brazil for Ps. 1,186 million.

	June 30, 2014
	Agricultural production	Land transformation and sales	Others	Total Agricultural business (i)
	(in million of Ps.)
Revenues	1,105	-	708	1,813
Costs	(2,011)	(8)	(598)	(2,617)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,172	-	-	1,172
Changes in the net realizable value of agricultural produce after harvest	(17)	-	-	(17)
Gross profit / (loss)	249	(8)	110	351
Gain from disposal of farmlands	-	91	-	91
General and administrative expenses	(208)	(1)	(32)	(241)
Selling expenses	(139)	(4)	(67)	(210)
Other operating results, net	(29)	-	-	(29)
(Loss) / Profit from operations	(127)	78	11	(38)
Share of profit of associates	11	-	-	11
Segment (loss) / profit	(116)	78	11	(27)

Investment properties	-	-	51	51
Property, plant and equipment	2,365	7	45	2,417
Goodwill	10	-	1	11
Biological assets	647	-	5	652
Inventories	334	-	99	433
Investments in associates	34	-	3	37
Total segment assets (ii)	3,390	7	204	3,601

(i)
From all of the Company’s revenues corresponding to Agricultural Business, Ps. 1,279 million are originated in Argentina and Ps. 534 million in other countries, principally in Brazil for Ps. 415 million.
(ii)
From all of the Company’s assets included in the segment corresponding to Agricultural Business, Ps. 1,252 million are located in Argentina and Ps. 2,348 million in other countries, principally in Brazil for Ps. 1,727 million.

Urban properties line of business and investments

 The following tables present the reportable segments from the Operations Center in Argentina:

	June 30, 2016
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
	(in million of Ps.)
Revenues (i)	2,406	340	3	534	-	1	3,284
Costs	(403)	(53)	(20)	(362)	-	(1)	(839)
Gross profit / (loss)	2,003	287	(17)	172	-	-	2,445
Gain from disposal of investment properties	-	-	1,056	-	-	-	1,056
General and administrative expenses	(179)	(50)	(131)	(103)	(91)	-	(554)
Selling expenses	(145)	(12)	(36)	(69)	-	(2)	(264)
Other operating results, net	(42)	(6)	(8)	(2)	89	1	32
Profit / (Loss) from operations	1,637	219	864	(2)	(2)	(1)	2,715
Share of profit / (loss) of joint ventures and associates	-	14	5	-	(154)	231	96
Segment profit / (loss)	1,637	233	869	(2)	(156)	230	2,811

Investment properties	2,282	879	173	-	-	6	3,340
Property, plant and equipment	49	25	2	166	2	-	244
Trading properties	1	-	252	-	-	-	253
Goodwill	14	6	5	-	-	-	25
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	19	-	1	8	-	-	28
Investment in joint ventures and associates	-	31	62	-	(832)	1,703	964
Total segment assets (ii)	2,365	941	585	174	(830)	1,709	4,944

(i)
From all our revenues corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps. 3,284 million are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all our assets included in the segment corresponding to the urban properties and investment business of the operations Center in Argentina, Ps. 5,618 million are located in Argentina and Ps. (674) million in other countries, principally in United States for Ps. (832) million and Uruguay for Ps. 158 million, respectively.

	June 30, 2015
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
	(in million of Ps.)
Revenues (i)	1,778	333	14	396	26	-	2,547
Costs	(291)	(36)	(19)	(279)	(7)	(1)	(633)
Gross profit / (loss)	1,487	297	(5)	117	19	(1)	1,914
Gain from disposal of investment properties	-	-	1,150	-	-	-	1,150
General and administrative expenses	(135)	(59)	(50)	(78)	(56)	-	(378)
Selling expenses	(113)	(21)	(9)	(52)	-	-	(195)
Other operating results, net	(49)	(118)	13	-	185	(2)	29
Profit / (Loss) from operations	1,190	99	1,099	(13)	148	(3)	2,520
Share of (loss) / profit of joint ventures and associates	-	(3)	(2)	1	(1,191)	158	(1,037)
Segment profit / (loss)	1,190	96	1,097	(12)	(1,043)	155	1,483

Investment properties	2,321	978	188	-	-	7	3,494
Property, plant and equipment	48	31	1	175	1	-	256
Trading properties	1	-	135	-	-	-	136
Goodwill	14	6	5	-	-	-	25
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	-	7	-	-	23
Interests in joint ventures and associates	-	21	47	-	910	1,404	2,382
Total segment assets (ii)	2,400	1,036	466	182	911	1,411	6,406

(i)
From all our revenues corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps. 2,521 million are originated in Argentina and Ps. 26 million in United States. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all our assets included in the segment corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps. 4,767 million are located in Argentina and Ps. 1,639 million in other countries, principally in United States for Ps. 1,533 million and Uruguay for Ps. 106 million, respectively.

	June 30, 2014
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
	(in million of Ps.)
Revenues (i)	1,383	271	86	332	84	1	2,157
Costs	(297)	(45)	(35)	(217)	(54)	(1)	(649)
Gross profit	1,086	226	51	115	30	-	1,508
Gain from disposal of investment properties	-	-	231	-	-	-	231
General and administrative expenses	(102)	(42)	(37)	(60)	(59)	-	(300)
Selling expenses	(73)	(21)	(14)	(42)	-	-	(150)
Other operating results, net	(47)	(3)	8	(3)	(1)	(3)	(49)
Profit / (Loss) from operations	864	160	239	10	(30)	(3)	1,240
Share of (loss) / profit of joint ventures and associates	-	(1)	6	1	(616)	173	(437)
Segment profit / (loss)	864	159	245	11	(646)	170	803

Investment properties	2,275	834	423	-	-	7	3,539
Property, plant and equipment	20	36	4	176	2	-	238
Trading properties	1	-	142	-	-	-	143
Goodwill	9	12	5	-	-	-	26
Rights to receive future units under barter agreements	-	-	85	-	-	-	85
Assets held for sale	-	-	-	-	1,358	-	1,358
Inventories	11	-	1	6	-	-	18
Interests in joint ventures and associates	-	23	38	22	629	1,254	1,966
Total segment assets (ii)	2,316	905	698	204	1,989	1,261	7,373

(i)
From all our revenues corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps. 2,073 million are originated mainly in Argentina and Ps. 84 million in United States. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all our assets included in the segment corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps. 5,274 million are located in Argentina and Ps. 2,099 million in other countries, principally in United States for Ps. 1,988 million.

The following table presents the reportable segments of the Operations Center in Israel:

	June 30, 2016
	Real Estate	Supermarkets	Agrochemicals	Telecommunications	Insurance	Others	Total
	(in million of Ps.)
Revenues (i)	1,538	18,610	-	6,655	-	1,426	28,229
Costs	(837)	(13,925)	-	(4,525)	-	(1,194)	(20,481)
Gross profit	701	4,685	-	2,130	-	232	7,748
Gain from disposal of investment properties	45	-	-	-	-	-	45
General and administrative expenses	(100)	(203)	-	(708)	-	(376)	(1,387)
Selling expenses	(29)	(4,058)	-	(1,493)	-	(106)	(5,686)
Profit / (Loss) from operations	617	424	-	(71)	-	(250)	720
Share of profit / (loss) of joint ventures and associates	97	-	334	-	-	(93)	338
Segment profit / (loss)	714	424	334	(71)	-	(343)	1,058

Operating assets (ii)	60,197	29,440	-	27,345	4,602	25,405	146,989
Operating liabilities	(49,452)	(23,614)	-	(21,657)	-	(38,142)	(132,865)
	10,745	5,826	-	5,688	4,602	(12,737)	14,124

(i)
From all our revenues corresponding to the urban properties and investment business of the Operations Center in Israel, Ps. 512 million are originated in United States and Ps. 27,717 million in Israel. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all our assets included in the segment corresponding to the urban properties and investment business of the Operations Center in Israel, Ps. 14,070 million are located in United States, Ps. 786 million in India and the remaining in Israel.

The following tables present a reconciliation between the total results of operations as per the segment information and the profit from operation as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	June 30, 2016
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total statement of income
	(in million of Ps.)
Revenues	34,425	(89)	1,194	(146)	35,384
Costs	(25,141)	111	(1,207)	147	(26,090)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,717	(57)	-	-	1,660
Changes in the net realizable value of agricultural produce after harvest	208	-	-	-	208
Gross profit / (loss)	11,209	(35)	(13)	1	11,162
Gain from disposal of investment properties	1,101	-	-	-	1,101
Loss from disposal of farmlands	(2)	-	-	-	(2)
General and administrative expenses	(2,255)	5	-	6	(2,244)
Selling expenses	(6,288)	8	-	1	(6,279)
Other operating results, net	(38)	(2)	-	(3)	(43)
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	3,727	(24)	(13)	5	3,695
Share of (loss) / profit of joint ventures and associates	457	14	-	-	471
Profit / (Loss) from operations before financing and taxation	4,184	(10)	(13)	5	4,166

	June 30, 2015
	Total segment information	Adjustment for share of Profit / (Loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total statement of income
	(in million of Ps.)
Revenues	4,942	(53)	887	(124)	5,652
Costs	(4,052)	61	(901)	122	(4,770)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,347	(23)	-	-	1,324
Changes in the net realizable value of agricultural produce after harvest	(34)	-	-	-	(34)
Gross profit / (loss)	2,203	(15)	(14)	(2)	2,172
Gain from disposal of investment properties	1,150	-	-	-	1,150
Gain / (Loss) from disposal of farmlands	570	(20)	-	-	550
General and administrative expenses	(625)	4	-	3	(618)
Selling expenses	(481)	6	-	1	(474)
Other operating results, net	10	3	-	(1)	12
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	2,827	(22)	(14)	1	2,792
Share of (loss) / profit of joint ventures and associates	(1,036)	11	-	-	(1,025)
Profit / (Loss) from operations before financing and taxation	1,791	(11)	(14)	1	1,767

	June 30, 2014
	Total segment information	Adjustment for share of Profit / (Loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total statement of income
	(in million of Ps.)
Revenues	3,970	(63)	736	(39)	4,604
Costs	(3,266)	60	(744)	37	(3,913)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,172	(20)	-	-	1,152
Changes in the net realizable value of agricultural produce after harvest	(17)	-	-	-	(17)
Gross profit / (loss)	1,859	(23)	(8)	(2)	1,826
Gain from disposal of investment properties	231	-	-	-	231
Gain from disposal of farmlands	91	-	-	-	91
General and administrative expenses	(541)	5	-	3	(533)
Selling expenses	(360)	6	-	-	(354)
Other operating results, net	(78)	4	-	(1)	(75)
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	1,202	(8)	(8)	-	1,186
Share of (loss) / profit of joint ventures and associates	(426)	16	-	-	(410)
Profit / (Loss) from operations before financing and taxation	776	8	(8)	-	776

The following tables present a reconciliation between total segment assets and liabilities and total assets as per the statement of financial position. Adjustments are mainly related to the filing of certain classes of assets in segment information and to the proportional consolidation of joint ventures mentioned previously.

	June 30, 2016					June 30, 2015			June 30, 2014
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina			Operations Center in Argentina
	(in million of Ps.)
Total Assets per segment	4,615	4,944	146,989	151,933	156,548	3,281	6,406	9,687	3,601	7,373	10,974
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(529)	(117)	-	(117)	(646)	(382)	(95)	(477)	(294)	(149)	(443)
Measurement adjustments at fair value
Plus:
Investments in joint ventures (**)	233	203	-	203	436	177	181	358	64	308	372
Other non-reportable assets (***)	3,102	6,561	-	6,561	9,663	2,794	2,914	5,708	2,606	2,275	4,881
Total Consolidated assets as per Statement of financial position	7,421	11,591	146,989	158,580	166,001	5,870	9,406	15,276	5,977	9,807	15,784

(***) Includes deferred income tax assets, income tax credit, restricted assets, trade and other receivables, financial assets held for sale, investment in financial assets, derivative financial instruments, employee benefits, cash and cash equivalents and intangible assets except for goodwill and right to receive units.

(*) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment.

	June 30, 2016					June 30, 2015			June 30, 2014
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina			Operations Center in Argentina
	(in million of Ps.)
Investment properties	2	115	-	115	117	-	96	96	-	135	135
Property, plant and equipment	509	(5)	-	(5)	504	366	(9)	357	273	-	273
Trading properties	-	1	-	1	1	-	3	3	-	6	6
Goodwill	-	5	-	5	5	-	5	5	-	7	7
Biological assets	12	-	-	-	12	9	-	9	11	-	11
Inventories	6	1	-	1	7	7	-	7	10	1	11
Total proportionate share in assets per segment of joint ventures	529	117	-	117	646	382	95	477	294	149	443

(**)
Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.

	June 30, 2016					June 30, 2015			June 30, 2014
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina			Operations Center in Argentina
	(in million of Ps.)
Total Liabilities per segment	-	-	132,865	132,865	132,865	-	-	-	-	-	-
Plus:
Liabilities corresponding to agricultural business and urban properties and investment business of the operations center in Argentina	5,323	12,581	-	12,581	17,904	4,209	7,165	11,374	4,213	7,136	11,349
Total Consolidated liabilities as per Statement of financial position	5,323	12,581	132,865	145,446	150,769	4,209	7,165	11,374	4,213	7,136	11,349

Fiscal year ended on June 30, 2016 compared to the fiscal year ended on June 30, 2015

On October 11, 2015, we obtained control of IDBD (See Note 3 to the Consolidated Financial Statements as of June 30, 2016 and 2015). Given that we have consolidated significant figures from various industries provided by IDBD and its subsidiaries, consolidated results (Agricultural Business, Israeli Operating Center’s Real Estate Business and Argentine Operating Center’s Real Estate Business) exhibit significant variations in Revenues, Costs, Administrative and Selling expenses, Share of Profit / (Loss) of Associates, and Financial Results.

Operating results

REVENUES

Our total revenues rose by 596.6%, from Ps. 4,942 million in fiscal year 2015 to Ps. 34,425 million in fiscal year 2016. This was mainly due to the 21.6% increase in the Agricultural Business, from Ps. 2,395 million in fiscal year 2015 to Ps. 2,912 million in fiscal year 2016 and to the 1,137.3% increase in the Urban Properties and Investments Business, attributable to the Ps. 28,229 in revenues from the Operation Center in Israel for fiscal year 2016, and to the increase of 28.9% in the Operation Center in Argentina, from Ps. 2,547 million in fiscal year 2015 to Ps. 3,284 million in fiscal year 2016.

Agricultural Business

	Fiscal year ended June 30, 2016
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	1,101	51	-	1,152
Cattle	80	9	89	178
Dairy	65	-	-	65
Sugarcane	294	-	-	294
Agricultural Production Subtotal	1,540	60	89	1,689
Land Transformation and Sales	-	-	-	-
Agro-industrial	966	-	-	966
Others segments	167	-	12	179
Agricultural Rental and Services	40	-	38	78
Subtotal Others	1,173	-	50	1,223
Total Agricultural Business	2,713	60	139	2,912

	Fiscal Year ended June 30, 2015
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	964	23	-	987
Cattle	56	3	84	143
Dairy	72	-	-	72
Sugarcane	198	-	-	198
Agricultural Production Subtotal	1,290	26	84	1,400
Land Transformation and Sales	-	-	-	-
Agro-industrial	806	-	-	806
Others segments	118	-	10	128
Agricultural rental and Services	37	-	24	61
Subtotal Others	961	-	34	995
Total Agricultural Business	2,251	26	118	2,395

Total revenues rose by 20.5%, up from Ps. 2,251 million in fiscal year 2015 to Ps. 2,713 in fiscal year 2016. This was due to the following increases:

·
Ps. 137 million in the Crops segment,

·
Ps. 24 million in the Cattle segment,

·
Ps. 96 million in the Sugarcane segment,

·
Ps. 160 million in the Agro-industrial segment,

·
Ps. 49 million in Others segments, and

·
Ps. 3 million in the Agricultural Rental and Services segment; offset by a Ps. 7 million decrease in the Dairy segment.

In turn, revenues from our interests in joint ventures increased by 130.8% from Ps. 26 million in fiscal year 2015 to Ps. 60 million in fiscal year 2016, primarily as a consequence of a 121.7% increase in the Crops sold to Cresca, up from Ps. 23 million in fiscal year 2015 to Ps. 51 million in fiscal year 2016.

Similarly, inter-segment revenues rose by 17.8%, from Ps. 118 million in fiscal year 2015 up to Ps. 139 million in fiscal year 2016, mainly as a result of livestock sales during the year to our subsidiary Sociedad Anónima Carnes Pampeanas which was reclassified from the Cattle segment to the Agro-industrial segment and to the leases of croplands between our subsidiary Brasilagro and its subsidiaries, which were reclassified from the Crops and Sugarcane segment to the Agricultural Rental and Services segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, revenues increased by 21.6%, up from Ps. 2,395 million in fiscal year 2015 to Ps. 2,912 million in fiscal year 2016.

Crops

Total revenues from the Crops segment increased by 16.7%, up from Ps. 987 million in fiscal year 2015 to Ps. 1,152 million in fiscal year 2016, mainly as a consequence of:

·
a 20.9% increase in the average price of the Crops sold, up from Ps. 1,842 per ton in fiscal year 2015 to Ps. 2,226 per ton in fiscal year 2016, partially due to the reduction of 5% in export duties of soybean and the elimination of export duties of corn and wheat (20% and 23%, respectively);

·
partially offset by a reduction of 18,175 tons in the volume of Crops sold during fiscal year 2016 compared to the previous fiscal year; a 38.8% decrease in Production volumes, from 405,882 tons in fiscal year 2015 down to 248,435 tons in fiscal year 2016.

The following table provides a breakdown of the sales of Crops:

	Sales of Crops (in tons)
	Fiscal year ended June 30
	2016	2015	Variation
Corn	255,162	269,701	(14,539)
Soybean	198,296	250,125	(51,829)
Wheat	46,607	7,083	39,524
Sorghum	1,007	1,569	(562)
Sunflower	10,421	5,181	5,240
Other	5,863	1,872	3,991
Total Sales	517,356	535,531	(18,175)

Cattle

Total revenues from the Cattle segment increased 24.5%, from Ps. 143 million in fiscal year 2015 to Ps. 178 million in fiscal year 2016, mainly as a consequence of:

·
a 31.8% increase in the average price per kilogram sold, from Ps. 16.0 million in fiscal year 2015 to Ps. 21.2 million in fiscal year 2016;

·
offset by a 6.3% decrease in the volume of Cattle sold, down from 8,871 tons in fiscal year 2015 to 8,315 tons in fiscal year 2016.

Dairy

Total revenues from the Dairy segment dropped by 9.7%, down from Ps. 72 million in fiscal year 2015 to Ps. 65 million in fiscal year 2016, mainly as a consequence of:

·
an 8.2% reduction in the average price of milk, down from Ps. 3.55 per liter in fiscal year 2015 to Ps. 3.26 per liter in fiscal year 2016;

·
a 48.0% increase in the average price per kilogram sold of milking cows from Ps. 13.1 in fiscal year 2015 to Ps. 19.3 in fiscal year 2016;

·
a 17.7% reduction in the volume of milking cows from 903 tons in fiscal year 2015 to 743 tons in fiscal year 2016;

·
slightly offset by an 8.2% decrease in the volume of sales of milk, from 17 million liters in fiscal year 2015 to 16 million liters in fiscal year 2016.

Sugarcane

Total revenues from the Sugarcane segment increased 48.5%, from Ps. 198 million in fiscal year 2015 to Ps. 294 million in fiscal year 2016, mainly as a consequence of:

·
an increase of 295,226 tons (31.9%) in sales of sugarcane in fiscal year 2016 compared to the previous fiscal year, primarily attributable to Brasilagro; and

·
a 12.7% increase in the average price of sugarcane sold, from, from Ps. 214.0 per ton in fiscal year 2015 up to Ps. 241.2 per ton in fiscal year 2016.

Agricultural Rental and Services

Total revenues from the Agricultural Rental and Services segment increased by 27.9%, up from Ps. 61 million in fiscal year 2015 to Ps. 78 million in fiscal year 2016, mainly as a consequence of:

·
a 60.2% increase in leases, due to an increase in leases in Brazil for Ps. 10 million originating primarily in the increase in the price of soybean and an increase in Income from leases in Argentina for Ps. 4.9 million, primarily attributable to a new agreement for 1,106 hectares in La Esmeralda (Don Avelino), and an improvement in the agreement between Agro-Riego and Monsanto;

·
a 36.5% increase in revenues from the production of seeds mainly due to an increase in the prices of Crops that took place this fiscal year;

·
offset by a 16.5% decrease in revenues from irrigation services and agricultural management (Ps. 1 million) in the course of the current fiscal year compared to fiscal year 2015.

Agro-industrial

Total revenues from the Agro-industrial segment increased 19.9%, from Ps. 806 million in fiscal year 2015 to Ps. 966 million in fiscal year 2016, mainly as a consequence of:

·
a 20.0% increase in exports and a 32.1% increase in sales to the domestic market. Domestic consumption prices exhibited an upward trend and were 42.3% higher than in fiscal year 2015. The price of exports rose by 0.7% in US$ in fiscal year 2016 compared to 2015,

·
a 24.4% decrease in sales of by-products,

·
a small 3.3% reduction in slaughtering volumes, from 6,632 head per month in fiscal year 2015 to 6,415 during fiscal year 2016.

Others segments

Total revenues from Others segments rose by 39.8%, up from Ps. 128 million in fiscal year 2015 to Ps. 179 million in fiscal year 2016, mainly as a consequence of:

·
an increase of Ps. 13 million in sales on consignment, and

·
an increase of Ps. 26 million in commodity brokerage services.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2016
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Maintenance Fee and Common Advertising Funds	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Center	3,487	20	-	(1,101)	2,406
Offices and Others	421	4	8	(93)	340
Sales and Developments	(1)	4	-	-	3
Hotels	534	-	-	-	534
International	-	-	-	-	-
Financial Operations and Others	1	-	-	-	1
Total Operations Center in Argentina	4,442	28	8	(1,194)	3,284

Operations Center in Israel
Real Estate	1,538	-	-	-	1,538
Supermarkets	18,610	-	-	-	18,610
Agrochemicals	-	-	-	-	-
Telecommunications	6,655	-	-	-	6,655
Insurance	-	-	-	-	-
Other	1,426	-	-	-	1,426
Total Operations Center in Israel	28,229	-	-	-	28,229
Total Urban Properties and Investments Business	32,671	28	8	(1,194)	31,513

	Fiscal year ended June 30 2015
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Maintenance Fee and Common Advertising Funds	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Centers	2,571	13	-	(806)	1,778
Offices and Others	397	10	5	(79)	333
Sales and Developments	9	5	-	-	14
Hotels	396	-	-	-	396
International	28	-	-	(2)	26
Financial Operations and Others	-	-	-	-	-
Total Urban Properties and Investments Business	3,401	28	5	(887)	2,547

Total revenues from the Urban Properties and Investments business increased 860.6%, from Ps. 3,401 million in fiscal year 2015 to Ps. 32,671 million in fiscal year 2016, of which Ps. 28,229 million are derived from the Israeli Operating Center, and Ps. 4,442 million are derived from the Operation Center in Argentina. Considering Operation Center in Argentina variation was due to the a Ps. 916 million increase in the Shopping Center segment, a Ps. 24 million increase in the Offices and Others segment, a Ps. 138 million increase in the Hotels segment, a Ps. 1 million increase in the Financial Operations and Others segments, offset by a Ps. 28 million decrease in the International segment and a Ps. 10 million drop in the Sales and Developments segment.

In turn, revenues from our interests in joint ventures did not exhibit significant variations when considering fiscal years 2016 and 2015. Our joint venture Nuevo Puerto de Santa Fe S.A. posted an increase in revenues but it was offset by a decrease in revenues posted by our joint venture Quality S.A.

Inter-segment revenues rose by 60.0%, up from Ps. 5 million during fiscal year 2015 to Ps. 8 million during fiscal year 2016, both attributed to the Offices and Others segment.

In addition, revenues from Maintenance Fee and Common Advertising Funds rose by 34.6%, from Ps. 887 million during fiscal year 2015 (of this amount, there are Ps. 806 million attributed to the Shopping Centers segment) to Ps. 1,194 million during fiscal year 2016 (of this amount, there are Ps. 1,101 million attributed to the Shopping Centers segment).

Hence, according to business segment reporting and considering all our joint ventures, inter-segment eliminations, and maintenance fee and common advertising funds, revenues increased 1,137.3%, from Ps. 2,547 million in fiscal year 2015 to Ps. 31,513 million in fiscal year 2016 (of which Ps. 28,229 million are derived from the Operation Center in Israel and Ps. 3,284 million are derived from the Operation Center in Argentina). Without considering the revenues from the Operation Center in Israel, revenues, pursuant to business segment reporting, grew by 28.9%.

Operation Center in Argentina

Shopping Center

Revenues from the Shopping Centers segment increased 35.3%, from Ps. 1,778 million during fiscal year 2015 to Ps. 2,406 million during fiscal year 2016. Such variation was mostly attributable to:

·
an increase of Ps. 465 million in revenues from fixed and variable rentals as a result of a 34% increase in our tenants’ sales, from Ps. 21,509 million during fiscal year 2015 to Ps. 28,905 million during fiscal year 2016;

·
a Ps. 52 million increase in revenues from admission fees;

·
a Ps. 41 million increase in parking revenues, and

·
a Ps. 34 million increase in revenues from commissions and other.

Offices and Others

Revenues from the Offices and Others segment increased 2.1%, up from Ps. 333 million in fiscal year 2015 to Ps. 340 million in fiscal year 2016. Such revenues were impacted by the partial sale of investment properties during fiscal year 2016, which resulted in a reduction of the segment total leasable area.

Considering comparable properties in both fiscal years, rental revenues from properties which did not experience a decrease in their leasable area increased by 34.0%, up from Ps. 200 million during the fiscal year ended on June 30, 2015 to Ps. 268 million during the fiscal year ended on June 30, 2016, mainly due to the depreciation of the peso while revenues from properties which leasable area was reduced went down by 49.5%, from Ps. 111 million during fiscal year 2015 to Ps. 56 million during fiscal year 2016.

As of year-end, the 2016 average occupancy rate of premium offices stood at 97.7% and the average rent was around US$ 27 per sqm.

Sales and Developments

There are significant variations in the revenues earned in this segment from one fiscal year to the other. Without considering our joint ventures, revenues from the Sales and Developments segment decreased by 111.1% from Ps. 9 million during fiscal year 2015 to a loss of Ps. 1 million during fiscal year 2016. Such reduction was mainly attributable to reduced revenues from the sale of the Condominios I and II (Ps. 7 million). Hence, total revenues derived from this segment fell by 78.6%, down from Ps. 14 million during fiscal year 2015 to Ps. 3 million during fiscal year 2016.

Hotels

Revenues from our Hotels segment increased by 34.8% from Ps. 396 million during fiscal year 2015 to Ps. 534 million during fiscal year 2016, primarily attributable to a 34.4% increase in the average room rate of our hotels (measured in Argentine Pesos).

International

Revenues from the International segment decreased by 100% vis-à-vis the Ps. 26 million posted during fiscal year 2015 because we sold the Madison 183 building during fiscal year 2015.

Financial Operations and Others

Revenues from the Financial Operations and Others segments did not exhibit significant variations for the periods presented.

Operations Center in Israel

Real Estate.

During fiscal year 2016, revenues from the Real Estate segment totaled Ps. 1,538 million.

Supermarkets.

During fiscal year 2016, revenues from the Supermarkets segment totaled Ps. 18,610 million.

Telecommunications.

During fiscal year 2016, revenues from the Telecommunications segment totaled Ps. 6,655 million.

Others.

During fiscal year 2016, revenues from the Others segment totaled Ps. 1,426 million.

COSTS

Our total costs rose by 520.5%, from Ps. 4,052 million in fiscal year 2015 to Ps. 25,141 million in fiscal year 2016. This was mainly as a result of an 11.8% increase in the Agriculture business, from Ps. 3,419 million in fiscal year 2015 to Ps. 3,821 million in fiscal year 2016, and to the 3,268.1% increase in the Urban Properties and Investments Business, due to costs for Ps. 20,481 from the Operation Center in Israel for the fiscal year 2016; and a 32.5% increase in the Operation Center in Argentina, from Ps. 633 million in fiscal year 2015 to Ps. 839 million in fiscal year 2016.

Agricultural Business

	Fiscal year ended June 30, 2016
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(1,698)	(80)	(35)	(1,813)
Cattle	(255)	(13)	-	(268)
Dairy	(135)	-	-	(135)
Sugarcane	(494)	-	(17)	(511)
Agricultural Production subtotal	(2,582)	(93)	(52)	(2,727)
Land Transformation and Sales	(9)	-	-	(9)
Agro-industrial	(836)	-	(89)	(925)
Others segments	(140)	-	-	(140)
Agricultural rental and Services	(20)	-	-	(20)
Subtotal Others	(996)	-	(89)	(1,085)
Total Agricultural Business	(3,587)	(93)	(141)	(3,821)

	Fiscal Year ended June 30, 2015
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(1,744)	(42)	(33)	(1,819)
Cattle	(220)	(5)	-	(225)
Dairy	(133)	-	-	(133)
Sugarcane	(368)	-	-	(368)
Agricultural Production subtotal	(2,465)	(47)	(33)	(2,545)
Land Transformation and Sales	(9)	-	-	(9)
Agro-industrial	(654)	-	(85)	(739)
Others segments	(105)	-	-	(105)
Agricultural rental and Services	(21)	-	-	(21)
Subtotal Others	(780)	-	(85)	(865)
Total Agricultural Business	(3,254)	(47)	(118)	(3,419)

Total costs increased by 10.2%, from Ps. 3,254 million in fiscal year 2015 to Ps. 3,587 million in fiscal year 2016.This was primarily attributable to the following increases:

·
Ps. 35 million in the Cattle segment,

·
Ps. 2 million in the Dairy segment,

·
Ps. 126 million in the Sugarcane segment,

·
Ps. 182 million in the Agro-industrial segment,

·
Ps. 35 million in the segment Other; offset by a Ps. 46 million reduction in the Crops segment, and Ps. 1 million in the Agricultural Rental and Services segment.

In turn, the cost of our joint ventures experienced a net increase of Ps. 46 million, from 47 million in fiscal year 2015 up to Ps. 93 million in fiscal year 2016, mainly as a result of a Ps. 38 million increase in the costs of Cresca’s Crops, from Ps. 42 million in fiscal year 2015 to Ps. 80 million in fiscal year 2016.

Similarly, inter-segment costs rose by Ps. 23 million, up from Ps. 118 million in fiscal year 2015 to Ps. 141 million in fiscal year 2016, primarily attributable to the cost of Cattle sales during the year to our subsidiary Sociedad Anónima Carnes Pampeanas which was reclassified from the Cattle segment to the Agro-industrial segment and to the leases of cropland between our subsidiary Brasilagro and its subsidiaries, which are reclassified from the Crops and Sugarcane segments to the Agricultural Rental and Services segment.

Hence, according to business segment reporting and considering all our joint ventures, and the Inter-segment eliminations, costs grew by 11.8%, from Ps. 3,419 million in fiscal year 2015 to Ps. 3,821 million in fiscal year 2016.

Crops

Total costs from the Crops segment decreased by 0.4%, from Ps. 1,819 million in fiscal year 2015 to Ps. 1,813 million in fiscal year 2016. The costs from the Crops segment have been broken down in the following table:

	Fiscal year 2016	Fiscal year 2015
	In million Pesos
Cost of sales	952	873
Cost of production	861	946
Total Costs	1,813	1,819

Costs of sales in the Crops segment increased by 9.0%, from Ps. 873 million in fiscal year 2015 to Ps. 952 million in fiscal year 2016, mainly as a consequence of:

·
a 3.4% decrease in the volume of tons sold as compared to the previous fiscal year; and

·
slightly offset by a 12.8% increase in the average cost per ton of grain sold in fiscal year 2016, up from Ps. 1,631 in fiscal year 2015 to Ps. 1,840 in fiscal year 2016, due to a higher market price in Crops.

The cost of sales as a percentage of sales was 88.5% in fiscal year 2015 and 82.6% in fiscal year 2016.

The cost of production in the Crops segment fell by 9.0% from Ps. 946 million in fiscal year 2015 to Ps. 861 million in fiscal year 2016, mainly as a consequence of:

·
an 11.0% reduction in direct production costs during this fiscal year compared to the previous fiscal year, primarily attributable to the smaller quantity of hectares sown in the 2015-2016 season (a 47.1% decrease compared to the previous season);

·
a smaller volume of production in fiscal year 2016 compared to the fiscal year 2015;

·
a larger number of hectares in operation in own farms in fiscal year 2016 compared to the fiscal year 2015.

Total direct production costs per ton increased by 45.4%, from Ps. 1,899 per ton in fiscal year 2015 to Ps. 2,760 per ton in fiscal year 2016, mainly as a result of decreased yields and higher production costs in fiscal year 2016 compared to the fiscal year 2015.

Cattle

Total costs in the Cattle segment rose by 19.1%, from Ps. 225 million in fiscal year 2015 to Ps. 268 million in fiscal year 2016. The following table shows the costs in the Cattle segment:

	Fiscal year 2016	Fiscal year 2015
	In million Pesos
Cost of sales	136	122
Cost of production	132	103
Total Costs	268	225

Cost of sales increased 11.5%, from Ps. 122 million in fiscal year 2015 to Ps. 136 million in fiscal year 2016, mainly as a consequence of:

·
an increase in the cost per kilogram sold in fiscal year 2016 (19.5%); and

·
a 6.2% decrease in beef sales volumes in fiscal year 2016.

Costs of production in the Cattle segment rose by 28.2%, from Ps. 103 million in fiscal year 2015 to Ps. 132 million in fiscal year 2016. The higher cost of production from the Cattle segment in fiscal year 2016 was mainly attributable to:

·
smaller payroll expenses;

·
higher feeding costs (34.6% compared to fiscal year 2015) resulting from a higher quantity of head in the feedlot, and an 8% increase in the average cost of feedstuff.

Dairy

Total Costs in the Dairy segment rose by 1.5%, from Ps. 133 million in fiscal year 2015 to Ps. 135 million in fiscal year 2016. The following table contains a breakdown of costs in the Dairy segment:

	Fiscal year 2016	Fiscal year 2015
	In million Pesos
Cost of sales	61	68
Cost of production	74	65
Total Costs	135	133

Cost of sales in the Dairy segment fell by 10.3%, from Ps. 68 million in fiscal year 2015 to Ps. 61 million in fiscal year 2016, mainly as a consequence of:

·
a 42.3% increase in the cost of sales of milking cows, from Ps. 10.9 per kg in fiscal year 2015 to Ps. 15.5 per kg in fiscal year 2016,

·
offset by an 8.6% decrease in the cost of Milk, from Ps. 3.5 per liter in fiscal year 2015 to Ps. 3.2 per liter in fiscal year 2016,

·
a 17.7% reduction in the sales volume of milking cows;

·
an 8.2% decrease in milk sales volume.

Costs of production in the Dairy segment increased by 14.7%, from Ps. 65 million in fiscal year 2015 to Ps. 74 million in fiscal year 2016. This increase was primarily attributable to the impact of increased feeding, health and prairie costs.

Sugarcane

Total Costs in the Sugarcane segment rose by 38.9%, from Ps. 368 million in fiscal year 2015 to Ps. 511 million in fiscal year 2016. The following table contains a breakdown of costs in the Sugarcane segment:

	Fiscal year 2016	Fiscal year 2015
	In million Pesos
Cost of sales	263	188
Cost of production	248	180
Total Costs	511	368

Costs of sales in the Sugarcane segment rose by 39.9%, de Ps. 188 million in fiscal year 2015 to Ps. 263 million in fiscal year 2016, mainly as a consequence of:

·
an increase of 295,226 tons of sugarcane sold in fiscal year 2016 compared to the previous fiscal year, primarily attributable to our subsidiary Brasilagro; and

·
an increase in the average cost per ton of sugarcane sold in fiscal year 2016, from Ps. 204 per ton in fiscal year 2015 to Ps. 216 per ton in fiscal year 2016.

Costs of sales as a percentage of sales was 94.9% in fiscal year 2015 and 89.5% in fiscal year 2016.

The cost of production of the Sugarcane segment increased 37.8%, from Ps. 180 million in fiscal year 2015 to Ps. 248 million in fiscal year 2016, mainly as a result of a higher production volume in fiscal year 2016 compared to the fiscal year 2015.

Total production costs per ton increased by 4.1%, from Ps. 194 per ton in fiscal year 2015 to Ps. 202 per ton in fiscal year 2016.

Agricultural Rental and Services

Total Costs in the Agricultural Rental and Services segment shrank by 4.8%, from Ps. 21 million in fiscal year 2015 to Ps. 20 million in fiscal year 2016, mainly as a consequence of:

·
a Ps. 2 million (42.3%) reduction in irrigation service costs, compared to Fiscal year 2015.

·
Partially offset by an increase of Ps. 1 million in feedlot lease and services costs, in Brasilagro and Cresud, respectively.

Land Transformation and Sales

Total Costs in the Land Transformation and Sales segment remained stable at Ps. 9 million in both fiscal years.

Agro-industrial

Total Costs in the Agro-industrial segment rose by 25.2%, from Ps. 739 million in fiscal year 2015 to Ps. 925 million in fiscal year 2016, due to an inflationary context that hindered the increase in gross marginal contribution. The reason for this increase is to be found in the increase of costs to acquire Cattle and to a lesser extent in the increase in labor.

Others segments

Total Costs in the Others segments rose by 33.3%, from Ps. 105 million in fiscal year 2015 to Ps. 140 million in fiscal year 2016, primarily as a result of increased costs in the brokerage business related to commodity trading transactions through FyO, and increased costs for consignment, by 71.4% and 97.2%, respectively.

Urban Properties and Investments Business

	Fiscal year ended June 30 2016
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Maintenance Fee and Common Advertising Funds	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Centers	(1,505)	(5)	(6)	1,113	(403)
Offices and Others	(139)	(8)	-	94	(53)
Sales and Developments	(15)	(5)	-	-	(20)
Hotels	(362)	-	-	-	(362)
International	-	-	-	-	-
Financial Operations and Others	(1)	-	-	-	(1)
Total Operations Center in Argentina	(2,022)	(18)	(6)	1,207	(839)

Operations Center in Israel
Real Estate	(837)	-	-	-	(837)
Supermarkets	(13,925)	-	-	-	(13,925)
Agrochemicals	-	-	-	-	-
Telecommunications	(4,525)	-	-	-	(4,525)
Insurance	-	-	-	-	-
Other	(1,194)	-	-	-	(1,194)
Total Operations Center in Israel	(20,481)	-	-	-	(20,481)
Total Urban Properties and Investments Business	(22,503)	(18)	(6)	1,207	(21,320)
	Fiscal year ended June 30 2015
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Maintenance Fee and Common Advertising Funds	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Centers	(1,103)	(4)	(4)	820	(291)
Offices and Others	(110)	(5)	-	79	(36)
Sales and Developments	(14)	(5)	-	-	(19)
Hotels	(279)	-	-	-	(279)
International	(9)	-	-	2	(7)
Financial Operations and Others	(1)	-	-	-	(1)
Total Urban Properties and Investments Business	(1,516)	(14)	(4)	901	(633)

Costs of sales in our Urban Properties and Investments Business rose by 1,384.4%, from Ps. 1,516 million in fiscal year 2015 to Ps. 22,503 million in fiscal year 2016, of which Ps. 20,481 million are derived from the Operation Center in Israel, and Ps. 2,022 million are derived from the Operation Center in Argentina. Considering Operation Center in Argentina variation was due to an increase of Ps. 402 million in the Shopping Center segment, an increase of Ps. 29 million in the Offices and Others segment, a Ps. 1 million increase in the Sales and Developments segment, an increase of Ps. 83 million in the Hotels segment, offset by a Ps. 9 million decrease in the International segment; whilst the Financial Operations and Others segments did not experience significant variations.

In turn, the costs corresponding to maintenance fees and Common Advertising Funds costs increased 34.0%, from Ps. 901 million in fiscal year 2015 to Ps. 1,207 million in fiscal year 2016 mainly due to the maintenance fees and Common Advertising Funds expenses afforded by the Shopping Center, which rose by 35.7%, from Ps. 827 million during fiscal year 2015 to Ps. 1,113 million during fiscal year 2016, as a consequence of: (i) an increase in advertising expenses of Ps. 112 million, (ii) an increased charge for salaries and wages, social security contributions and other payroll expenses amounting to Ps. 103 million; (iii) an increase in maintenance, security, cleaning, repair and similar expenses amounting to Ps. 101 million (mainly stemming from increases in security and cleaning services and in the rates for public utilities), (iv) an increase in taxes, rates and contributions and other expenses amounting to Ps. 25 million and (v) an increase in other expenses for Ps. 42 million (primarily due to the absorption of the deficit in Common Advertising Funds and common maintenance fees). In addition, the variation was due to: II) an increase in the Common maintenance fees expenses incurred by the Offices and Others segment, which rose by Ps. 54 million, up from Ps. 28 million during fiscal year 2015 to Ps. 82 million during fiscal year 2016, primarily attributable to the acquisition of new buildings (maintenance, cleaning and lease expenses and common maintenance fees and other for Ps. 36 million, expenses associated to salaries and wages and social security contributions for Ps. 11 million and taxes, rates and contributions and utilities for Ps. 9 million).

In addition, costs from our joint ventures experienced a net decrease of 28.6%, down from Ps. 14 million during fiscal year 2015 to Ps. 18 million during fiscal year 2016.

Finally, costs from inter-segment operations rose by 50.0%, up from Ps. 4 million during fiscal year 2015 to Ps. 6 million during fiscal year 2016.

Hence, according to the business segment information relayed in the framework of segment reporting and considering all our joint ventures, and the Inter-segment eliminations, costs rose by 3268.1%, up from Ps. 633 million in fiscal year 2015 to Ps. 21,320 million in fiscal year 2016 (of which Ps. 20,481 million are attributable to the Operation Center in Israel and Ps. 839 million to the Operation Center in Argentina). Without considering the costs from the Operation Center in Israel, costs rose by 32.5%.

Operation Center in Argentina

Shopping Centers

Costs in the Shopping Centers segment rose by 38.5%, from Ps. 291 million during fiscal year 2015 to Ps. 403 million during fiscal year 2016.

The reasons for this increase are to be found mainly in: (i) an increased charge for depreciations and amortizations in the amount of Ps. 56 million; (ii) an increased cost corresponding to rentals and common maintenance fees in the amount of Ps. 30 million; (iii) an increase in maintenance, security, cleaning, repair and similar expenses for Ps. 10 million (mainly stemming from increases in security and cleaning services and in the rates for public utilities); and (iv) an increase of salaries and wages, social security contributions and other payroll expenses in the amount of Ps.10 million, amongst other items.

Costs in the Shopping Centers segment, measured as a percentage of the revenues derived from this segment rose from 16.4% during fiscal year 2015 to 16.7% in the fiscal year ended on June 30, 2016.

Offices and Others

Total Costs in the Offices and Others segment rose by 47.2%, from Ps. 36 million during fiscal year 2015 to Ps. 53 million during fiscal year 2016. (i) an increase in maintenance, security, cleaning, repair and similar expenses in the amount of Ps. 7 million; (ii) an increased cost corresponding to rentals and common maintenance fees for Ps. 6 million and; (iii) an increased charge for depreciations and amortizations in the amount of Ps. 5 million. This variation is affected by the partial sales of investment properties for rental that took place during fiscal year 2016.

Costs attributable to non-comparable properties rose by 4.0%, from Ps. 9 million to Ps. 10 million. In turn, the costs that consider comparable properties in both fiscal years for failure to submit partial sales rose by 76.8%, from Ps. 24 million to Ps. 42 million, primarily attributable to increased maintenance costs.

Total Costs in the Offices and Others segment, measured as a percentage of the revenues derived from this segment, rose from 10.8% during fiscal year 2015 to 15.6% during fiscal year 2016.

Sales and Developments

Costs attributable to this segment often vary significantly period over period, given that some of the sales consummated by us are non-recurrent. Without considering our joint ventures, costs associated to our Sales and Developments segment rose by 7.1%, from Ps. 14 million during fiscal year 2015 to Ps. 15 million during fiscal year 2016.

Costs in the Sales and Developments segment, measured as a percentage of the revenues derived from this segment, rose from 135.7% during fiscal year 2015 to 666.7% during fiscal year 2016.

Hotels

Costs in the Hotels segment increased by 29.7%, from Ps. 279 million during fiscal year 2015 to Ps. 362 million during fiscal year 2016, mainly as a consequence of:

·
an increase of Ps. 52 million in salaries and wages, social security contributions and other payroll expenses;

·
an increase of Ps. 19 million in maintenance and repair expenses and;

·
increased charges for Ps. 7 million and Ps. 5 million as fees for services and as food, beverages and other hotel expenses, respectively.

Costs in the Hotels segment, measured as a percentage of the revenues derived from this segment decreased from 70.5% during fiscal year 2015 to 67.8% during fiscal year 2016.

International

Costs in the International segment shrank by 100%, compared to the Ps. 7 million posted during fiscal year 2015 on account of the sale consummated in the year 2015 of the Madison 183 building which was previously held as a rental property.

Costs in the Financial Transaction and Others segments, measured as a percentage of the revenues derived from this segment do not exhibit significant percentage figures.

Financial Operations and Others

Costs in the Financial Operations and Others segments remained stable at Ps. 1 million in both fiscal years.

Costs in the Financial Operations and Others, measured as a percentage of the revenues derived from this segment do not exhibit significant percentage figures.

Operations Center in Israel

Real Estate.

During fiscal year 2016, costs from the Real Estate segment totaled Ps. 837 million. Costs, as a percentage of the revenues, amounted to 54.4%.

Supermarkets.

During fiscal year 2016, costs from the Supermarkets segment totaled Ps. 13,925 million. Costs, as a percentage of the revenues, amounted to 74.8%.

Telecommunications.

During fiscal year 2016, costs from the Telecommunications segment totaled Ps. 4,525 million. Costs, as a percentage of the revenues derived from this segment, amounted to 68.0%.

Others.

During fiscal year 2016, costs from the Others segment totaled Ps. 1,194 million. Costs, as a percentage of the revenues derived from this segment, amounted to 83.7%.

Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest

	Fiscal year ended June 30, 2016
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	1,017	54	-	1,071
Cattle	251	3	-	254
Dairy	74	-	-	74
Sugarcane	318	-	-	318
Agricultural Production Subtotal	1,660	57	-	1,717
Land Transformation and Sales	-	-	-	-
Agro-industrial	-	-	-	-
Others segments	-	-	-	-
Agricultural rental and Services	-	-	-	-
Subtotal Others	-	-	-	-
Total Agricultural Business	1,660	57	-	1,717

	Fiscal Year ended June 30, 2015
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	897	21	-	918
Cattle	165	2	-	167
Dairy	75	-	-	75
Sugarcane	187	-	-	187
Agricultural Production Subtotal	1,324	23	-	1,347
Land Transformation and Sales	-	-	-	-
Agro-industrial	-	-	-	-
Others segments	-	-	-	-
Agricultural rental and Services	-	-	-	-
Subtotal Others	-	-	-	-
Total Agricultural Business	1,324	23	-	1,347

Our revenues from Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest increased 25.4%, from Ps. 1,324 million in fiscal year 2015 to Ps. 1,660 million in fiscal year 2016.

In turn, our revenues from Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest derived from our interests in joint ventures increased 147.8% from Ps. 23 million in fiscal year 2015 to Ps. 57 million in fiscal year 2016.

In addition, there were no inter-segment eliminations in connection with revenues from Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest.

Hence, according to business segment reporting and considering all our joint ventures, revenues from Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest grew by 27.5%, from Ps. 1,347 million in fiscal year 2015 to Ps. 1,717 million in fiscal year 2016.

Crops

Income from production in the Crops segment rose by 16.7%, from Ps. 918 million in fiscal year 2015 to Ps. 1,071 million in fiscal year 2016, mainly as a consequence of:

·
a 38.8% decrease in total production, from 405,882 tons in fiscal year 2015 down to 248,435 tons in fiscal year 2016;

·
partially offset by a 33.8% increase in the average Price for the production of Crops; and

·
a 654.1% increase in the expected revenues.

As of June 30, 2016, the harvested area was 97.1% of our total sown area, compared to 100% as of June 30, 2015.

The following table shows the number of tons produced and total production income as of June 30, 2016 and 2015:

Revenues from the production of Crops (in tons and million Pesos)

	Fiscal year ended June 30,
	2016		2015
	Tons	Pesos	Tons	Pesos
Corn	55,475	82	92,093	84
Soybean	169,592	520	279,356	625
Wheat	16,181	11	16,211	13
Sorghum	829	1	1,202	1
Sunflower	3,056	9	11,720	27
Other	3,302	8	5,300	20
Total	248,435	631	405,882	770

Estimated results from the valuation of our crops in progress at fair value rose by 654.1%, from Ps. 49 million in fiscal year 2015 to Ps. 369 million in fiscal year 2016, due to the 722.4% increase in corn crops.

Cattle

Income from production in the Cattle segment rose by 52.1%, from Ps. 167 million in fiscal year 2015 to Ps. 254 million in fiscal year 2016, mainly as a consequence of:

·
a 19.3% increase in the average price per kilogram produced, from Ps. 14.8 per kilogram in fiscal year 2015 to Ps. 17.6 per kilogram in fiscal year 2016;

·
a slight 1.6% decrease in beef production, from 7,905 tons in fiscal year 2015 to 7,781 tons in fiscal year 2016;

·
offset by a 137.2% increase in holding results.

The calving rate decreased by 12.1%, whereas the death rate decreased by 4.4% during fiscal year 2016 compared to fiscal year 2015.

The number of hectares devoted to Cattle production decreased from 88,643 hectares in fiscal year 2015 to 85,392 hectares in fiscal year 2016, due to a smaller number of leased land devoted to Cattle production.

Dairy

Income from production in the Dairy segment decreased by 1.3%, from Ps. 75 million in fiscal year 2015 to Ps. 74 million in fiscal year 2016. This decrease was mainly due to:

·
the result from holding of milking cows, which increased by 46.9%, up from a gain of Ps. 8.9 million in fiscal year 2015 to a gain of Ps. 13.1 million in fiscal year 2016, as the inflationary context led to a significant rise in prices;

·
a 7.8% decrease in the average price of milk, from Ps. 3.42 per liter in fiscal year 2015 to Ps. 3.15 per liter in fiscal year 2016;

·
a 6.2% decrease in the production of milking cows offset by a 78.6% increase in average price,

·
a 7.1% decrease in the milk production volume, from 17.5 million of liters in fiscal year 2015 to 16.3 million of liters during this fiscal year. This reduction in production volume was mainly due to a lower average number of milking cows per day, from 2,189 milking cows per day in fiscal year 2015 to 1,788 milking cows per day in fiscal year 2016, partially offset by a 10.8% increase in the efficiency level of average daily milk production per cow, from 21.5 liters per cow in fiscal year 2015 to 23.8 liters per cow in fiscal year 2016.

Sugarcane

Income from production in the Sugarcane segment rose by 70.1%, from Ps. 187 million in fiscal year 2015 to Ps. 318 million in fiscal year 2016, mainly as a consequence of:

·
a 32.4% increase in total production volume from 928,273 tons in fiscal year 2015 to 1,228,830 tons in fiscal year 2016; and

·
a 19.0% increase in the average production price of sugarcane.

The 32.4% increase in the production volume from the Sugarcane segment was attributable to a 19.0% increase in the average price of production, which went from Ps. 199.5 per ton up to Ps. 237.4 per ton in fiscal year 2016.

The following table shows the actual tons produced and income as of June 30, 2016 and 2015:

Revenues from the production of Sugarcane (In tons and million Pesos)

	Fiscal year ended June 30,
	2016		2015
	Tons	Pesos	Tons	Pesos
Sugarcane	1,228,830	292	928,273	185

Estimated results from the valuation of our sugarcane crops in progress at fair value

Estimated results from the valuation of our sugarcane crops in progress at fair value increased significantly from a gain of Ps. 2 million in fiscal year 2015 to Ps. 27 million in fiscal year 2016 mainly generated by Brasilagro. This variation originated mainly in Brazil, and was caused by the following factors:

·
the number of estimated hectares went up from a year-on-year increase of 33.4% in fiscal year 2015 to a year-on-year increase of 0.4% in fiscal year 2016;

·
the estimated yields went up from a year-on-year increase of 2.4% in the fiscal year 2015 to a year-on-year increase of 3.2% for the fiscal year 2016; and

·
the estimated unit costs went down from a year-on-year increase of 10.0% in fiscal year 2015 to a year-on-year increase of 6.4% in fiscal year 2016.

Changes in the net realizable value of agricultural products after harvest

Fiscal year ended June 30, 2016
Changes in the net realizable value of agricultural products after harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
(in million of Ps.)
Crops	208	-	-	208
Cattle	-	-	-	-
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Agricultural Production Subtotal	208	-	-	208
Land Transformation and Sales	-	-	-	-
Agro-industrial	-	-	-	-
Others segments	-	-	-	-
Agricultural rental and Services	-	-	-	-
Subtotal Others	-	-	-	-
Total Agricultural Business	208	-	-	208

Fiscal Year ended June 30 2015
Changes in the net realizable value of agricultural products after harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
(in million of Ps.)
Crops	(34)	-	-	(34)
Cattle	-	-	-	-
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Agricultural Production Subtotal	(34)	-	-	(34)
Land Transformation and Sales	-	-	-	-
Agro-industrial	-	-	-	-
Others segments	-	-	-	-
Agricultural rental and Services	-	-	-	-
Subtotal Others	-	-	-	-
Total Agricultural Business	(34)	-	-	(34)

Income from Changes in the net realizable value of agricultural products after harvest increased significantly, from a loss of Ps. 34 million in fiscal year 2015 to income for Ps. 208 million in fiscal year 2016. In Argentina, it stems above all from a widespread price increase in late December caused by the suppression/reduction of withholdings on the agricultural industry, the major devaluation determined by the new government and today’s current free floating exchange rate market.

There were neither interest in joint ventures nor inter-segment eliminations in income from changes in the net realizable value of agricultural products after harvest.

Gross profit

As a result of the above mentioned factors, our gross profit increased 408.8%, from Ps. 2,203 million in fiscal year 2015 to Ps. 11,209 million in fiscal year 2016, which was primarily attributable to:

·
a 251.6% increase in the Agricultural Business, from income for Ps. 289 million in fiscal year 2015 to income for Ps. 1,016 million in fiscal year 2016;

·
income for Ps. 7,748 provided by the Operation Center in Israel at the Urban Properties and Investments Business; and

·
a 27.7% increase in the Operation Center in Argentina at the Urban Properties and Investments Business, from Ps. 1,914 million in fiscal year 2015 to Ps. 2,445 million in fiscal year 2016.

Agricultural Business

As a result of the above mentioned factors, gross profit increased by 251.6%, from Ps. 289 million in fiscal year 2015 to Ps. 1,016 million in fiscal year 2016.

Crops

Gross profit from this segment increased by 1,088.5%, from Ps. 52 million in fiscal year 2015 to Ps. 618 million in fiscal year 2016.

Cattle

Gross profit from this segment increased by 92.9%, from Ps. 85 million in fiscal year 2015 to Ps. 164 million in fiscal year 2016.

Dairy

Gross profit from this segment decreased by 71.4%, from Ps. 14 million in fiscal year 2015 to Ps. 4 million in fiscal year 2016.

Sugarcane

Gross profit from this segment increased by 494.1%, from Ps. 17 million in fiscal year 2015 to Ps. 101 million in fiscal year 2016.

Agricultural Rental and Services

Gross profit from this segment increased by 45.0%, from Ps. 40 million in fiscal year 2015 to Ps. 58 million in fiscal year 2016.

Land Transformation and Sales

Gross loss from this segment remained stable at Ps. 9 million in both fiscal years.

Agro-industrial

Gross profit from this segment decreased by 38.8% from Ps. 67 million in fiscal year 2015 to Ps. 41 million in fiscal year 2016.

Other

Gross profit from this segment increased by 69.6%, from Ps. 23 million in fiscal year 2015 to Ps. 39 million in fiscal year 2016.

Urban Properties and Investments Business

Gross profit in Urban Properties and Investments Business rose by 432.5% from Ps. 1,914 million in fiscal year 2015 to Ps. 10,193 million in fiscal year 2016. This was mainly due to the income obtained through the Operation Center in Israel for Ps. 7,748 million and a 27.7% increase in the Operation Center in Argentina, from Ps. 1,914 million in fiscal year 2015 to Ps. 2,445 million in fiscal year 2016.

Operation Center in Argentina

Shopping Center

Gross profit from the Shopping Centers segment increased by 34.7% up from Ps. 1,487 million for the fiscal year 2015 to Ps. 2,003 million during fiscal year 2016 mainly due to an increase in our tenants’ total sales, resulting in higher lease payments as a percentage of volume sales. Gross profit from the Shopping Centers segment as a percentage of this segment’s revenues experienced a slight decline from 83.6% during fiscal year 2015 to 83.3% during fiscal year 2016.

Offices and Others

Gross profit from the Offices and Others segment fell by 3.4% from Ps. 297 million for the fiscal year 2015 down to Ps. 287 million in fiscal year 2016. Gross profit for the Offices and Others segment as a percentage of this segment’s revenues decreased from 89.2% during fiscal year 2015 to 84.4% during fiscal year 2016.

Sales and Developments

Gross income/(loss) from the Sales and Developments segment rose by 240.0% from a loss of Ps. 5 million for fiscal year 2015 to a loss of Ps. 17 million during fiscal year 2016, mainly due to lower sales accounted for during fiscal year 2016 and an increase in maintenance and preservation costs in connection with these properties.

Hotels

Gross profit from the Hotels segment increased by 47.0% up from Ps. 117 million for the fiscal year 2015 to Ps. 172 million during fiscal year 2016. Gross profit for the Hotels segment, as a percentage of this segment’s revenues, rose from 29.5% during fiscal year 2015 to 32.2% during fiscal year 2016.

International

Gross profit from the International segment decreased by 100%, compared to the Ps. 19 million posted during fiscal year 2015.

Financial Operations and Others

There were no significant variations between the Income/(loss) from our Financial Operations and Others segment between the periods presented.

Operations Center in Israel

Real Estate.

During fiscal year 2016, gross profit from the Real Estate segment totaled Ps. 701 million. Gross profit, as a percentage of the segment revenues, amounted to 45.6%.

Supermarkets.

During fiscal year 2016, gross profit from the Supermarkets segment totaled Ps. 4,685 million. Gross profit, as a percentage of the segment revenues, amounted to 25.2%.

Shufersal’s results in the first half of the calendar year 2016 were affected by the following key factors:

·
Continued increased efficiency with respect to real estate.

·
Gradual launch of the new logistical center in Shoham, which began operating in February 2016.

·
Shufersal is continuing to prepare strategies for various scenarios in connection with the change in ownership of the Mega chain in the city centers.

·
Continued acceleration of the development of Shufersal’s digital platform, which primarily included the Shufersal Online, including the opening of designated warehouses.

·
Continued building of its private brand.

Telecommunications.

During fiscal year 2016, gross profit from the Telecommunications segment totaled Ps. 2,130 million. Gross profit, as a percentage of the segment revenues, amounted to 32.0%.

Others.

During fiscal year 2016, gross profit from the Others segment totaled Ps. 232 million. Gross profit, as a percentage of the segment revenues, amounted to 16.3%.

Gain from disposal of investment properties

Gain from disposal of investment properties derived from our Sales and Developments segment experienced a 4.3% decrease from Ps. 1,150 million during fiscal year 2015 to Ps. 1,101 million during fiscal year 2016 (of which Ps. 1,056 million are attributable to the Operation Center in Argentina and Ps. 45 million to Operation Center in Israel). Without considering the effect of the Operation Center in Israel, total gain from the disposal of investment properties fell by 8.2%.

Gain from disposal of farmlands

Gain from disposal of farmlands derived from the Land Transformation and Sales segment decreased by 100.4%, from income for Ps. 570 million in fiscal year 2015 to a loss of Ps. 2 million in fiscal year 2016, primarily as a result of the absence of sales in this fiscal year and the following transactions in the preceding fiscal year:

During fiscal year 2015
·
On April 3, 2014, Cresca S.A. executed a deed of sale for an area of 24,624 hectares located in Chaco Paraguayo. The total price was US$ 14.7 million paid as follows: US$ 1.8 million was cashed upon the execution of the deed of sale; US$ 4.3 million at the time of the title conveyance; US$ 3.7 million on July 2015 interest-free; and US$ 4.9 million on July 2016 interest-free. Possession was surrendered upon the execution of the title deed and upon the creation of a mortgage as guarantee of the remaining balance on July 14, 2014. We recorded a gain of Ps. 19.1 million as a result of this transaction.

·
On June 10, 2015, Brasilagro sold the remaining area of 27,745 hectares of the Cremaq farm located in the municipal district of Baixa Grande do Ribeiro (Piaui). The transaction price was Rs. 270 million (equivalent to Ps. 694 million) which was fully paid. We recorded a gain of Ps. 525.9 million as a result of this transaction.

·
On October 17, 2013, Yuchán Agropecuaria executed an agreement providing for the sale, subject to retention of title, of a 1,643 hectare property in the “La Fon II” farm for a total price of US$ 7.21 million (equivalent to Ps. 59.0 million). As of the date of issuance of these financial statements, the amount of US$ 7.1 million was cashed, with the remaining balance of US$ 0.12 million being payable in two installments beginning in December this year and ending in December 2017. The agreement provides that title conveyance will be registered once the full price has been paid. On June 24, 2015, Yuchán Agropecuaria surrendered the possession of the property. We recorded a gain of US$ 2.7 million (equivalent to Ps. 24.6 million) as a result of this transaction in the fiscal year 2015.

General and Administrative Expenses

Our General and Administrative Expenses rose by 260.9%, from Ps. 625 million in fiscal year 2015 to Ps. 2,255 million in fiscal year 2016. This was mainly due to an increase of Ps. 67 million in the Agricultural business and an increase of Ps. 1,563 million in the Urban Properties and Investments Business. Within the Urban Properties and Investments Business the Variation is attributable to the Operation Center in Israel for Ps. 1,387 and to the Operation Center in Argentina for Ps. 176.

Agricultural Business

	Fiscal year ended June 30, 2016
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(171)	(3)	-	(174)
Cattle	(40)	-	-	(40)
Dairy	(8)	-	-	(8)
Sugarcane	(34)	-	-	(34)
Agricultural Production Subtotal	(253)	(3)	-	(256)
Land Transformation and Sales	(1)	-	-	(1)
Agro-industrial	(38)	-	-	(38)
Others segments	(15)	-	-	(15)
Agricultural rental and Services	(4)	-	-	(4)
Subtotal Others	(57)	-	-	(57)
Total Agricultural Business	(311)	(3)	-	(314)

	Fiscal Year ended June 30, 2015
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(156)	(3)	-	(159)
Cattle	(26)	-	-	(26)
Dairy	(5)	-	-	(5)
Sugarcane	(20)	-	-	(20)
Subtotal Agricultural production	(207)	(3)	-	(210)
Land Transformation and Sales	(2)	-	-	(2)
Agro-industrial	(25)	-	-	(25)
Others segments	(8)	-	-	(8)
Agricultural rental and Services	(2)	-	-	(2)
Subtotal Others	(35)	-	-	(35)
Total Agricultural Business	(244)	(3)	-	(247)

General and Administrative Expenses from the Agricultural business sales rose by 27.5%, from Ps. 244 million in fiscal year 2015 to Ps. 311 million in fiscal year 2016. This was due to the following increases: Ps. 14 million in the Crops segment, Ps. 15 million in the Cattle segment, Ps. 3 million in the Dairy segment, Ps. 14 million in the Sugarcane segment, Ps. 13 million in the Agro-industrial segment, Ps. 2 million in the Agricultural rental and Services segment and Ps. 7 million corresponding to Others segments.

The causes for the variation were:

·
The variation in Cresud’s administrative expenses is mostly due to the variation in wages, salaries and social security contributions due to the allowance for bonuses payable for fiscal year 2016. In addition, the reason for the variation is to be found also in the increases exhibited by the fees of the accountants associated to the consolidation of IDBD as well as the increase in legal fees associated to the Class Action.

·
An increase in the General and Administrative Expenses of the subsidiary Sociedad Anónima Carnes Pampeanas primarily attributable to the increases in the services hired for the project to implement the SAP system, consultancy fees and SOX standard testing and salary adjustments due to collective bargaining agreements; and

·
an increase in expenses as a result of the inflationary context.

In turn, general and administrative expenses from our joint ventures remained stable at Ps. 3 million during fiscal years 2016 and 2015.

There were no General and Administrative Expenses incurred by reason of Inter-segment eliminations.

Hence, according to business segment reporting and considering all our joint ventures, General and Administrative Expenses grew by 27.1%, up from Ps. 247 million in fiscal year 2015 to Ps. 314 million in fiscal year 2016.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2016
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Maintenance Fee and Common Advertising Funds	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Centers	(178)	-	(1)	-	(179)
Offices and Otherss	(50)	-	-	-	(50)
Sales and Developments	(126)	(1)	(4)	-	(131)
Hotels	(101)	-	(2)	-	(103)
International	(91)	-	-	-	(91)
Financial Operations and Others	-	-	-	-	-
Total Operations Center in Argentina	(546)	(1)	(7)	-	(554)

Operations Center in Israel
Real Estate	(100)	-	-	-	(100)
Supermarkets	(203)	-	-	-	(203)
Agrochemicals	-	-	-	-	-
Telecommunications	(708)	-	-	-	(708)
Insurance	-	-	-	-	-
Other	(376)	-	-	-	(376)
Total Operations Center in Israel	(1,387)	-	-	-	(1,387)
Total Urban Properties and Investments Business	(1,933)	(1)	(7)	-	(1,941)

	Fiscal year ended June 30, 2015
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Maintenance Fee and Common Advertising Funds	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Centers	(135)	-	-	-	(135)
Offices and Others	(58)	-	(1)	-	(59)
Sales and Developments	(48)	(1)	(1)	-	(50)
Hotels	(77)	-	(1)	-	(78)
International	(56)	-	-	-	(56)
Financial Operations and Others	-	-	-	-	-
Total Urban Properties and Investments Business	(374)	(1)	(3)	-	(378)

General and Administrative Expenses in connection with the sales of the Urban Properties and Investments Business segment rose by 416.8%, from Ps. 374 million in fiscal year 2015 to Ps. 1,933 million in fiscal year 2016, of which Ps. 1,387 million are derived from the Operation Center in Israel, and Ps. 546 million are derived from the Operation Center in Argentina. Considering Operation Center in Argentina variation was due to the Ps. 43 million increase in the Shopping Center segment, an increase of Ps. 78 million in the Sales and Developments segment, an increase of Ps. 24 million in the Hotels segment, an increase of Ps. 35 million in the International segment, all of which was partially offset by a decrease of Ps. 8 million in the segment Offices and Others.

In turn, the administrative expenses of our joint ventures did not exhibit variations between the fiscal years 2015 and 2016 and remained stable at Ps. 1 million.

Inter-segment eliminations increased Ps. 4 million, up from Ps. 3 million in fiscal year 2015 to Ps. 7 million in fiscal year 2016.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, administrative expenses increased by 413.5% up from Ps. 378 million in fiscal year 2015 to Ps. 1,941 million in fiscal year 2016 (of which Ps. 1,387 million are attributable to the Operation Center in Israel and Ps. 554 million to the Operation Center in Argentina). Without considering the general & administrative expenses from the Operation Center in Israel, general & administrative expenses rose by 46.6%. Furthermore, general & administrative expenses as a percentage of revenues, pursuant to business segment reporting, declined from 14.8% during fiscal year 2015 to 6.2% during fiscal year 2016. Without considering the effect of the Israeli Operation Center in Israel, total general & administrative expenses as a percentage of revenues experienced increase from 14.8% during fiscal year 2015 to 16.9% during fiscal year 2016.

Operations Center in Argentina

Shopping Centers

Administrative expenses in the Shopping Centers segment increased by 32.6%, up from Ps. 135 million during fiscal year 2015 to Ps. 179 million during fiscal year 2016, mainly as a consequence of:

·
a Ps. 18 million increase in salaries, wages, social security contributions and other payroll expenses;

·
an increase of Ps. 13 million in Directors’ fees;

·
an increase of Ps. 7 million in fees and compensation for services, to name but a few items.

 Administrative expenses in the Shopping Centers segment as a percentage of revenues from the same segment decreased slightly from 7.7% during fiscal year 2015 to 7.4% during fiscal year 2016.

Offices and Others

General and Administrative Expenses in our Offices and Others segment decreased by 15.3%, from Ps. 59 million during fiscal year 2015 to Ps. 50 million during fiscal year 2016, primarily as a consequence of: (i) a Ps. 12 million decrease in salaries, wages, social security contributions and other payroll expenses; partially offset by (ii) an increase in directors’ fees in the amount of Ps. 6 million, amongst others items.

When measured as a percentage of revenues from the same segment, General and Administrative Expenses decreased by 17.7% during fiscal year 2015 to 14.7% during fiscal year 2016.

Sales and Developments

General and Administrative Expenses associated to our Sales and Developments segment rose by 162.0%, from Ps. 50 million during fiscal year 2015 to Ps. 131 million during fiscal year 2016, primarily as a consequence of: (i) an increase in salaries, wages, social security contributions and other payroll expenses of Ps. 26 million, (ii) an increase of Ps. 24 million in fees and compensation for services; (iii) and an increase in directors’ fees of Ps. 21 million, amongst others items.

Hotels

The General and Administrative Expenses associated to our Hotels segment increased by 32.1% from Ps. 78 million during fiscal year 2015 to Ps. 103 million during fiscal year 2016, mainly as a consequence of:

·
(i) an increase of Ps. 12 million in salaries and wages, social security contributions and others payroll expenses;

·
(ii) an increase of Ps. 6 million in the cost of fees from services, amongst other items.

The General and Administrative Expenses associated to the Hotels segment measured as a percentage of the revenues derived from this segment shrank from 19.6% in fiscal year 2015 to 19.3% in fiscal year 2016.

International

General and Administrative Expenses associated to our International segment rose by Ps. 35 million, from Ps. 56 million during fiscal year 2015 to Ps. 91 million during fiscal year 2016 primarily attributable to fees for services incurred in connection with the investment in IDBD.

Financial Operations and Others.

General and Administrative Expenses associated to our Financial Operations and Others segment did not exhibit variations for the periods disclosed.

Operations Center in Israel

Real Estate

During fiscal year 2016, general & administrative expenses associated to the Real Estate segment totaled Ps. 100 million. General & administrative expenses as a percentage of the segment revenues amounted to 6.6%.

Supermarkets

During fiscal year 2016, general & administrative expenses associated to the Supermarkets segment totaled Ps. 203 million. General & administrative expenses as a percentage of the segment revenues amounted to 1.1%.

Telecommunications

During fiscal year 2016, general & administrative expenses associated to the Telecommunications segment totaled Ps. 708 million. General & administrative expenses as a percentage of the segment revenues amounted to 10.6%.

Others

During fiscal year 2016, general & administrative expenses associated to the Others segment totaled Ps. 376 million. General & administrative expenses as a percentage of the segment revenues amounted to 26.4%.

Selling expenses

Our total selling expenses grew by 1,207.3%, from Ps. 481 million in fiscal year 2015 to Ps. 6,288 million in fiscal year 2016. This was primarily attributable to an increase of Ps. 52 million in the Agricultural business and an increase of Ps. 5,755 million in the Urban Properties and Investments Business which accounts for the Ps. 69 million increase in the Operation Center in Argentina and the Ps. 5,686 million increase in the Operation Center in Israel.

Agricultural Business

	Fiscal year ended June 30, 2016
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(209)	(5)	(2)	(216)
Cattle	(19)	-	-	(19)
Dairy	(4)	-	-	(4)
Sugarcane	(8)	-	-	(8)
Agricultural Production Subtotal	(240)	(5)	(2)	(247)
Land Transformation and Sales	-	-	-	-
Agro-industrial	(67)	-	-	(67)
Others segments	(23)	-	-	(23)
Agricultural Rental and Services	(1)	-	-	(1)
Subtotal Others	(91)	-	-	(91)
Total Agricultural Business	(331)	(5)	(2)	(338)

	Fiscal Year ended June 30, 2015
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(157)	(3)	(1)	(161)
Cattle	(20)	-	-	(20)
Dairy	(4)	-	-	(4)
Sugarcane	(8)	-	-	(8)
Agricultural Production Subtotal	(189)	(3)	(1)	(193)
Land Transformation and Sales	(1)	(1)	-	(2)
Agro-industrial	(77)	-	-	(77)
Others segments	(13)	-	-	(13)
Agricultural Rental and Services	(1)	-	-	(1)
Subtotal Others	(91)	-	-	(91)
Total Agricultural Business	(281)	(4)	(1)	(286)

The Selling expenses associated to the sales of the Agricultural business rose by 17.8%, from Ps. 281 million in fiscal year 2015 to Ps. 331 million in fiscal year 2016. This was primarily due to the Ps. 52 million increase in the Crops segment and the Ps. 10 million increase in the Others segments, partially offset by a reduction of Ps. 1 million in the Cattle segment, and the Ps. 10 million decrease in the Agro-industrial segment.

In turn, selling expenses from our interests in joint ventures rose by 25% from Ps. 4 million in fiscal year 2015 to Ps. 5 million in fiscal year 2016, in connection with our Cresca joint venture.

Besides, Inter-segment eliminations rose Ps. 1 million in the fiscal year 2016 compared to the figure posted for 2015.

Hence, according to the business segment details reported by segment and considering all our joint ventures and the Inter-segment eliminations, Selling expenses grew by 18.2%, up from Ps. 286 million in fiscal year 2015 to Ps. 338 million in fiscal year 2016.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2016
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Centers	(143)	(2)	-	(145)
Offices and Others	(12)	-	-	(12)
Sales and Developments	(36)	-	-	(36)
Hotels	(69)	-	-	(69)
International	-	-	-	-
Financial Operations and Others	(2)	-	-	(2)
Total Operations Center in Argentina	(262)	(2)	-	(264)

Operations Center in Israel
Real Estate	(29)	-	-	(29)
Supermarkets	(4,058)	-	-	(4,058)
Agrochemicals	-	-	-	-
Telecommunications	(1,493)	-	-	(1,493)
Insurance	-	-	-	-
Other	(106)	-	-	(106)
Total Operations Center in Israel	(5,686)	-	-	(5,686)
Total Selling expenses	(5,948)	(2)	-	(5,950)
	Fiscal year ended June 30, 2015

Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Centers	(112)	(1)	-	(113)
Offices and Others	(21)	-	-	(21)
Sales and Developments	(8)	(1)	-	(9)
Hotels	(52)	-	-	(52)
International	-	-	-	-
Financial Operations and Others	-	-	-	-
Total Urban Properties and Investments Business	(193)	(2)	-	(195)

The Selling expenses associated to the sales completed by the Urban Properties and Investments Business rose by 2,981.9% from Ps. 193 million in fiscal year 2015 to Ps. 5,948 million in fiscal year 2016 of which Ps. 5,686 million are derived from the Operation Center in Israel, and Ps. 262 million are derived from the Operation Center in Argentina. Considering Operation Center in Argentina variation was due to an increase of Ps. 31 million in the Shopping Center segment, an increase of Ps. 28 million in the Sales and Developments segment, an increase of Ps. 17 million in the Hotels segment and an increase of Ps. 2 million in the Financial Operations and Others segment, partially offset by a reduction of Ps. 9 million in the Offices and Others segment.

In turn, selling expenses in our joint ventures did not exhibit a decrease in the fiscal years 2016 and 2015.

Hence, according to business segment reporting, Selling expenses experienced 2,951.3% growth from Ps. 195 million during fiscal year 2015 to Ps. 5,950 million during fiscal year 2016 (of which Ps. 5,686 million are attributable to the Operation Center in Israel and Ps. 264 million to the Operation Center in Argentina). Without considering the effect of the Operation Center in Israel, selling expenses rose by 35.4%. Furthermore, selling expenses as a percentage of revenues, pursuant to business segment reporting, rose from 7.7% during fiscal year 2015 to 18.9% during fiscal year 2016. Without considering the effect of the Israeli Operating Center, selling expenses as a percentage of total revenues pursuant to business segment reporting, experienced a slight increase from 7.7% during fiscal year 2015 to 8.0% during fiscal year 2016.

Operations Center in Argentina

Shopping Centers

Selling expenses in the Shopping Centers segment increased by 28.3%, up from Ps. 113 million during fiscal year 2015 to Ps. 145 million during fiscal year 2016, primarily as a consequence of: (i) an increase in the charge for taxes, rates and contributions of Ps. 29 million, primarily generated by an increase in charges for gross income tax, amongst other items.

Selling expenses measured as a percentage of revenues from the Shopping Centers segment, went down from 6.3 % during fiscal year 2015 to 6.0% during fiscal year 2016.

Offices and Others

The Selling expenses associated to our Offices and Others segment decreased by 42.9% down from Ps. 21 million in fiscal year 2015 to Ps. 12 million in fiscal year 2016.

The Selling expenses associated to our Offices and Others segment, measured as a percentage of the revenues derived from this segment diminished by 6.3% in fiscal year 2015 to 3.5% in fiscal year 2016.

Sales and Developments

Selling expenses in the Sales and Developments segment rose by 300.0%, up from Ps. 9 million during fiscal year 2015 to Ps. 36 million during fiscal year 2016, primarily as a result of an increased charge for taxes, rates and contributions that amounts to Ps. 21 million, primarily generated by an increase in charges for gross income tax.

Hotels

The selling expenses associated to our Hotels segment rose by 32.7%, from Ps. 52 million during fiscal year 2015 to Ps. 69 million during fiscal year 2016, primarily attributable to:

·
a Ps. 6 million increase in the charge for taxes, rates and contributions and

·
an increase of Ps. 5 million in fees for services amongst other items.

The selling expenses associated to our Hotels segment measured as a percentage of the revenues derived from this segment fell slightly down from 13% during fiscal year 2015 to 12.9% during fiscal year 2016.

Financial Operations and Others

Selling expenses in the Financial Operations and Others segment rose by Ps. 2 million during fiscal year 2016 compared to fiscal year 2015.

Operations Center in Israel

Real Estate

During fiscal year 2016, selling expenses associated to the Real Estate segment totaled Ps. 29 million. Selling expenses as a percentage of the revenues derived from this segment amounted to 1.9%.

Supermarkets

During fiscal year 2016, selling expenses associated to the Supermarkets segment totaled Ps. 4,058 million. Selling expenses as a percentage of the revenues derived from this segment amounted to 21.8%.

Telecommunications

During fiscal year 2016, selling expenses associated to the Telecommunications segment totaled Ps. 1,493 million. Selling expenses as a percentage of the revenues derived from this segment amounted to 22.4%.

Others

During fiscal year 2016, selling expenses associated to the Others segment totaled Ps. 106 million. Selling expenses as a percentage of the revenues derived from this segment amounted to 7.4%.

Other Operating results, net

Our Other operating results, net decreased by Ps. 48 million, from income for Ps. 10 million in fiscal year 2015 to a loss for Ps. 38 million in fiscal year 2016.  This was mainly due to an increase of Ps. 3 million in the Urban Properties and Investments Business in the Argentine Operating Center, offset by a Ps. 51 million decrease in the Agricultural business.

Agricultural Business

	Fiscal year ended June 30, 2016
Other Operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(72)	(1)	(1)	(74)
Cattle	(2)	-	-	(2)
Dairy	-	-	-	-
Land Transformation and Sales	-	-	-	-
Sugarcane	4	-	-	4
Agricultural Production Subtotal	(70)	(1)	(1)	(72)
Agro-industrial	1	-	-	1
Others segments	1	-	-	1
Agricultural Rental and Services	-	-	-	-
Subtotal Others	2	-	-	2
Total Agricultural Business	(68)	(1)	(1)	(70)

	Fiscal Year ended June 30, 2015
Other Operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(7)	(1)	(1)	(9)
Cattle	(2)	(1)	-	(3)
Dairy	(1)	-	-	(1)
Sugarcane	(2)	-	-	(2)
Agricultural Production Subtotal	(12)	(2)	(1)	(15)
Land Transformation and Sales	(5)	-	-	(5)
Agro-industrial	-	-	-	-
Others segments	1	-	-	1
Agricultural Rental and Services	-	-	-	-
Subtotal Others	1	-	-	1
Total Agricultural Business	(16)	(2)	(1)	(19)

The Other operating results, net, associated to sales in the Agricultural business increased their losses up from Ps. 16 million in fiscal year 2015 to Ps. 68 million in losses for fiscal year 2016. This was primarily due to an increase of Ps. 65 million in losses in the Crops segment, partially offset by an increase of Ps. 6 million in the Sugarcane segment, Ps. 5 million in the segment Land Transformation and Sales, and Ps. 1 million in the Dairy and Agro-industrial segments.

In turn, Other operating results, net from our interests in joint ventures experienced a decrease in loss equivalent to 50% of Ps. 2 million in fiscal year 2015 to Ps. 1 million in fiscal year 2016, associated to our joint venture Cresca.

Besides, there have not been any variations in the Inter-segment eliminations for other operating results, net which remain at a loss of Ps. 1 million for both fiscal years.

Hence, according to business segment reporting and considering all our joint ventures, Other operating results, net went from a loss of Ps. 19 million in fiscal year 2015 to a loss of Ps. 70 million in fiscal year 2016.

Crops

Other operating results, net, in the Crops segment experienced an increase in losses for Ps. 65 million, up from Ps. 9 million in losses for fiscal year 2015 to Ps. 74 million in losses for fiscal year 2016, primarily as a result of the derivatives of Brasilagro and Cresud commodities (Ps. 84 million), partially offset by the results generated by FyO (equivalent to income for Ps. 12 million).

Sugarcane

Other operating results, net in the Sugarcane segment rose by Ps. 6 million, up from a Ps. 2 million loss in fiscal year 2015 to income for Ps. 4 million in fiscal year 2016.

Land Transformation and Sales

Other operating results, net in the Land Transformation and Sales segment in fiscal year 2016 were no associated to expenses whilst losses for these expenses in fiscal year 2015 had amounted to Ps. 5 million.

The rest of the segments of the Agriculture business did not exhibit significant changes.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2016
Other Operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Centers	(40)	(2)	-	(42)
Offices and Others	(7)	-	1	(6)
Sales and Developments	(16)	4	4	(8)
Hotels	(2)	-	-	(2)
International	89	-	-	89
Financial Operations and Others	1	-	-	1
Total Operations Center in Argentina	25	2	5	32

Operations Center in Israel
Real Estate	-	-	-	-
Supermarkets	-	-	-	-
Agrochemicals	-	-	-	-
Telecommunications	-	-	-	-
Insurance	-	-	-	-
Other	-	-	-	-
Total Operations Center in Israel	-	-	-	-
Total Other operating results, net	25	2	5	32

	Fiscal year ended June 30, 2015
Other Operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Operations Center in Argentina
Shopping Centers	(48)	(1)	-	(49)
Offices and Others	(120)	1	1	(118)
Sales and Developments	13	-	-	13
Hotels	-	-	-	-
International	185	-	-	185
Financial Operations and Others	(2)	-	-	(2)
Total Urban Properties and Investments Business	28	-	1	29

The Other operating results, net in the Urban Properties and Investments Business segment decreased by Ps. 3 million, up from a gain of Ps. 28 million in fiscal year 2015 to a gain of Ps. 25 million in fiscal year 2016 (attributable to the Operation Center in Argentina), primarily attributable to income for Ps. 113 million in the Offices and Others segment, partially offset by a reduction of Ps. 96 million in the International segment.

The effect of consolidation in our joint ventures rose by Ps. 2 million primarily due to larger operating revenues in the joint ventures Baicom and Cyrsa, partially offset by operating expenses in the Puerto Retiro joint venture.

Besides, Inter-segment eliminations rose by Ps. 4 million, up from Ps. 1 million in income for the fiscal year 2015 to Ps. 5 million in income for the fiscal year 2016.

In accordance with the details from the business segment reported by segment and considering all our joint ventures and the Inter-segment eliminations, the Other operating results, net went from income for Ps. 29 million as net income for the fiscal year 2015 to income for Ps. 32 million in the fiscal year 2016 (allocated to the Operation Center in Argentina)..

Operation Center in Argentina

Shopping Centers

The net loss stemming from Other operating results in the Shopping Centers segment shrank by 14.3%, down from Ps. 49 million during fiscal year 2015 to Ps. 42 million during fiscal year 2016, primarily as a consequence of a smaller charge for lawsuits and contingencies of Ps. 8 million.

The net loss stemming from Other operating results, measured as a percentage of revenues from the Shopping Centers segment, diminished from 2.7% during fiscal year 2015 to 1.7% during fiscal year 2016.

Offices and Others

The net loss stemming from Other operating results associated to our Offices and Others segment decreased by Ps. 112 million, down from Ps. 118 million during fiscal year 2015 to Ps. 6 million during fiscal year 2016, primarily attributable to the expenses for conveyances of assets from IRSA to IRSA CP for Ps. 111 million generated during fiscal year 2015.

Sales and Developments

Our Sales and Developments segment diminished by Ps. 21 million from income for Ps. 13 million during fiscal year 2015 to a loss of Ps. 8 million during fiscal year 2016, primarily as a consequence of the income posted during fiscal year 2015 for the sale of our shareholding in Bitania for Ps. 16 million, among other items.

Hotels

The net loss stemming from Other operating results associated to our Hotels segment rose by Ps. 2 million recorded during fiscal year 2016, primarily attributable to an increased charge for provisions for lawsuits and contingencies.

International

The Other operating results, net in this segment exhibited a Ps. 96 million decrease, down from Ps. 185 million during fiscal year 2015 to Ps. 89 million during fiscal year 2016, primarily attributable to a reduction in income caused by the partial reversal of accumulated gains/(losses) from conversion. As of June 30, 2016, this reflects primarily the reversal of the gains/(losses) for conversion before the IDBD business combination whilst as of June 30, 2015 this reflects the reversal of the reserve for conversion generated at Rigby and due to the partial repayment of the company’s principal.

Financial Operations and Others

Other operating results, net associated to our Financial Operations and Others segment rose by Ps. 3 million, up from a loss of Ps. 2 million during fiscal year 2015 to income for Ps. 1 million during fiscal year 2016.

Profit from operations

As a consequence of the factors explained above, our profit from operations rose Ps. 900 million (31.8%), up from income for Ps. 2,827 million in fiscal year 2015 to income for Ps. 3,727 million in fiscal year 2016.

Agricultural Business

Profit from operations in the Agricultural business decreased Ps. 15 million (4.9%), down from income for 307 million in fiscal year 2015 to income for Ps. 292 million in fiscal year 2016.

Crops

Profit / (loss) from operations in this segment increased Ps. 431 million (155.6%) from a loss of Ps. 277 million in fiscal year 2015 to income for Ps. 154 million in fiscal year 2016.

Cattle

Profit from operations in this segment rose by Ps. 67 million (186.1%), from income for Ps. 36 million in fiscal year 2015 to income for Ps. 103 million in fiscal year 2016.

Dairy

Profit / (loss) from operations in this segment decreased Ps. 12 million (300.0%), from income for Ps. 4 million in fiscal year 2015 to a loss of Ps. 8 million in fiscal year 2016.

Sugarcane

Profit / (loss) from operations in this segment increased Ps. 76 million (584.6%), from a loss of Ps. 13 million in fiscal year 2015 to income for Ps. 63 million in fiscal year 2016.

Agricultural Rental and Services

Profit from operations in this segment increased Ps. 16 million (43.2%), from income for Ps. 37 million in fiscal year 2015 to income for Ps. 53 million in fiscal year 2016.

Land Transformation and Sales

Profit from operations in this segment decreased by Ps. 564 million (102.2%), from income for Ps. 552 million in fiscal year 2015 to a loss of Ps. 12 million in fiscal year 2016.

Agro-industrial

Loss from operations in this segment decreased Ps. 28 million (80.0%), from a loss of Ps. 35 million in fiscal year 2015 to a loss of Ps. 63 million in fiscal year 2016.

Others

Profit from operations in this segment decreased Ps. 1 million (33.3%) from income for Ps. 3 million in fiscal year 2015 to income for Ps. 2 million in fiscal year 2016.

Urban Properties and Investments Business

Profit from operations in this segment rose by Ps. 915 million (36.3%), up from income for Ps. 2,520 million in fiscal year 2015 to income for Ps. 3,435 million in fiscal year 2016 of which Ps. 720 million are derived from the Operation Center in Israel, and Ps. 2,715 million are derived from the Operation Center in Argentina. Considering Operation Center in Argentina variation was due to an increase of Ps. 580 million in the segments Shopping Center, Offices and Others, Hotels and Financial Operations, partially offset by a Ps. 385 million reduction in the segments Sales and Developments and International.

Shopping Centers

Profit from operations in our Shopping Centers segment rose by 37.6%, from a gain of Ps. 1,190 million during fiscal year 2015 to a gain of Ps. 1,637 million during fiscal year 2016.

Profit from operations in our Shopping Centers segment, as a percentage of the segment revenues, increased from 66.9% in fiscal year 2015 to 68.0% in fiscal year 2016.

Offices and Others

Profit from operations in our Offices and Others segment rose by 121.2%, from a gain of Ps. 99 million during fiscal year 2015 to a gain of Ps. 219 million during fiscal year 2016.

Profit from operations in our Offices and Others segment, as a percentage of the revenues derived from this segment, increased from 29.7% in fiscal year 2015 to 64.4% in fiscal year 2016.

Sales and Developments

Profit from operations in our Sales and Developments segment decreased by 21.4%, from a gain of Ps. 1,099 million during fiscal year 2015 to a gain of Ps. 864 million during fiscal year 2016.

Profit from operations in our Sales and Developments segment, as a percentage of the revenues derived from this segment, increased from 7,850.0% in fiscal year 2015 to 28,800.0% in fiscal year 2016.

Hotels

Loss from operations in our Hotels segment decreased losses by 84.6% down from Ps. 13 million during fiscal year 2015 to Ps. 2 million during fiscal year 2016.

International

Profit/(loss) from operations in our International segment decreased Ps. 150 million (101.3%), from a gain of Ps. 148 million during fiscal year 2015 to a loss of Ps. 2 million during fiscal year 2016.

Financial Operations and Others

Loss from operations in our Financial Operations and Others segment experienced a 66.7% decrease in losses, down from Ps. 3 million during fiscal year 2015 to Ps. 1 million during fiscal year 2016.

Operations Center in Israel

Real Estate

During fiscal year 2016, operating income associated to the Real Estate segment totaled Ps. 617 million and, as a percentage of the revenues derived from this segment, amounted to 40.1%.

Supermarkets

During fiscal year 2016, operating income associated to the Supermarkets segment totaled Ps. 424 million and, as a percentage of the revenues derived from this segment, amounted to 2.3%.

Telecommunications

During fiscal year 2016, operating loss associated to the Telecommunications segment totaled Ps. 71 million.

Others

During fiscal year 2016, operating loss associated to the Others segment totaled Ps. 250 million.

Share of profit / (loss) of associates and joint ventures

Share of profit / (loss) of associates and joint ventures increased by Ps. 1,499 million,  up from a loss of Ps. 1,026 million in fiscal year 2015 to a gain of Ps. 473 million in fiscal year 2016. This was primarily attributable to:

·
a Ps. 1,136 million increase in our related companies’ interest in the Urban Properties and Investments business in fiscal year 2016. Such increase was mainly attributable to the income stemming from the share in the Profit of associates and joint ventures posted by our subsidiary IDBD which amounted to Ps. 338 million during fiscal year 2016, and the profit associated to the investment in IDBD previous to the consolidation which amounts to Ps. 1,080 million, which adds to the income stemming from our investment in our related company Banco Hipotecario which exhibited a Ps. 114 million variation during fiscal year 2016. This has all been partially offset by an increase in losses of Ps. 55 million in our ownership interest in New Lipstick LLC, partially offset by increased gains from Condor for Ps. 15 million.

·
a Ps. 22 million increase in the revenues provided by the Agricultural business, primarily attributable to the revenues earned by the Agro-Uranga investment (corresponding to the Crops segment).

In turn, share of profit of associates and joint ventures from our interests in joint ventures increased by 30.0% from Ps. 10 million in fiscal year 2015 to Ps. 13 million in fiscal year 2016, mainly as a consequence of a 298.7% increase in our Cresca joint venture, up from a loss of Ps. 2 million in fiscal year 2015 to a gain of Ps. 3 million in fiscal year 2016.

Hence, according to business segment reporting and considering all our joint ventures, share of profit / (loss) of associates and joint ventures increased by 144.4%, up from a loss of Ps. 1,036 million in fiscal year 2015 to a gain of Ps. 460 million in fiscal year 2016.

Financial results, net

We incurred a higher financial loss, net of Ps. 4,967 million, up from a loss of Ps. 1,288 million in fiscal year 2015 to a loss of Ps. 6,255 million in fiscal year 2016. This was primarily due to:

·
a higher loss, of Ps. 2,340 million in foreign exchange, net in fiscal year 2016;

·
a higher loss, of Ps. 1,160 million in financial interest, net recorded in fiscal year 2016;

·
a higher loss, of Ps. 1,428 million, stemming from the fair value measurement of financial assets and liabilities in fiscal year 2016;

·
a higher loss, of Ps. 353 million, stemming from the impairment in the investment properties of our IDBD subsidiary in fiscal year 2016; and

·
slightly offset by a gain of Ps. 1,172 million stemming from derivative financial instruments in fiscal year 2016.

Our financial losses, net in fiscal year 2016 were primarily attributable to (i) an increase in the financial losses stemming from the consolidation of IDBD for Ps. 3,176 million; (ii) a Ps. 3,249 million loss stemming from foreign exchange primarily as a result of the depreciation sustained by the foreign exchange rate, whitout IDBD’s results; (iii) a Ps. 1,246 million loss stemming from the interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates, whitout IDBD’s results; (iv) a gain of Ps. 662 million primarily attributable to the fair value measurement of financial assets, whitout IDBD’s results; and (v) a gain of Ps. 1,138 million attributable to derivative financial instruments (except commodities), whitout IDBD’s results.

There was a 65.5% variation in the U.S. Dollar buying rate during fiscal year 2016 (it increased from Ps. 9.088 on June 30, 2015 to Ps. 15.040 as of June 30, 2016) as compared to the previous fiscal year, when the U.S. Dollar quotation had experienced a variation of 11.7% (from Ps. 8.133 as of June 30, 2014 to Ps. 9.088 as of June 30, 2015).

Income tax

Our income tax expense increased Ps. 500 million, from a Ps. 303 million loss in fiscal year 2015 to a Ps. 197 million gain in fiscal year 2016. We recognize the income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agriculture business derive from valuation of cattle stock and sale and replacement of property, plant and equipment, while those corresponding to the Urban Properties and Investments business derive from the sale and replacement of investment properties.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements, has been applied to the identified temporary differences and tax losses.

Profit / (loss) for the Fiscal Year

Due to the above mentioned factors, our profit / (loss) for the fiscal year decreased Ps. 2,066 million (1,180.6%) from Ps. 175 million in net income for fiscal year 2015 to a net loss of Ps. 1,891 million in fiscal year 2016. Profit / (loss) for fiscal years 2016 and 2015 is attributable to the controlling company’s shareholders and non-controlling interest, as per the following detail:

·
Loss for the fiscal year attributable to the controlling company’s shareholders went from a loss of Ps. 250 million in fiscal year 2015 to a loss of Ps. 1,038 million in fiscal year 2016; and

·
Profit / (loss) attributable to the non-controlling interest in controlled companies went from a gain of Ps. 425 million in fiscal year 2015 to a loss of Ps. 853 million in fiscal year 2016, primarily due to the consolidation of our subsidiary IDBD.

Fiscal year ended June 30, 2015 compared to the fiscal year ended June 30, 2014

Operating Results

REVENUES

Our total revenues increased 24.5%, from Ps. 3,970 million for fiscal year 2014 to Ps. 4,942 million for fiscal year 2015. This was mainly due to a 32.1% increase in the Agricultural business, from Ps.1,813 million in fiscal year 2014 to Ps. 2,395 million in fiscal year 2015 and a 18.1% increase in the Urban Properties and Investments business, from Ps. 2,157 million in fiscal year 2014 to Ps. 2,547 million in fiscal year 2015.

Agricultural Business

Fiscal year ended June 30, 2015
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting

	(in million of Ps.)
Crops	964	23	-	987
Cattle	56	3	84	143
Dairy	72	-	-	72
Sugarcane	198	-	-	198
Subtotal Agricultural Business	1,290	26	84	1,400
Land Transformation and Sales	-	-	-	-
Agro-industrial	806	-	-	806
Others segments	118	-	10	128
Agricultural Rental and Services	37	-	24	61
Other Subtotal	961	-	34	995
Total Agricultural Business	2,251	26	118	2,395

	Fiscal year ended June 30, 2014
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	818	19	-	837
Cattle	62	2	26	90
Dairy	54	-	-	54
Sugarcane	124	-	-	124
Subtotal Agricultural Business	1,058	21	26	1,105
Land Transformation and Sales	-	-	-	-
Agro-industrial	549	-	5	554
Others segments	124	-	1	125
Agricultural Rental and Services	28	-	1	29
Other Subtotal	701	-	7	708
Total Agricultural Business	1,759	21	33	1,813

Total revenues increased 28.0%, from Ps. 1,759 million in fiscal year 2014 to Ps. 2,251 in fiscal year 2015. This was due to an increase of:

·
Ps. 146 in the Crops segment;

·
Ps. 18 million in the Dairy segment;

·
Ps. 74 million in the Sugarcane segment;

·
Ps. 257 million in the Agroindustrial segment; and

·
Ps. 9 million in the Agricultural Rental and Services segment.

These increases were offset by a reduction of Ps. 6 million in the Cattle and Others segments, respectively.

In turn, revenues from our interests in joint ventures increased 23.8% from Ps. 21 million in fiscal year 2014 to Ps. 26 million in fiscal year 2015, as a result of a 21.1% increase in crops sold in Cresca, from Ps. 19 million in fiscal year 2014 to Ps. 23 million in fiscal year 2015.

Similarly, inter-segment revenues increased 257.6%, from Ps. 33 million in fiscal year 2014 to Ps. 118 million in fiscal year 2015, as a result of livestock sales during the year to our subsidiary Sociedad Anónima Carnes Pampeanas which was reclassified from the Cattle segment to the Agroindustrial segment, and the leases of farmlands between our subsidiary Brasilagro and its subsidiaries, which were reclassified from the Crops segment to the Agricultural Rental and Services segment.

Crops

Revenues from the Crops segment increased 17.9%, from Ps. 837 million in fiscal year 2014 to Ps. 987 million in fiscal year 2015, mainly as a result of:

·
a reduction of 4.6% in the average price of sold crops, from Ps. 1,931 per ton in fiscal year 2014 to Ps. 1,842 per ton in fiscal year 2015;

·
offset by an increase of  102,130 tons in the volume of crops sold during fiscal year 2015 compared to the previous fiscal year, a 17.9% increase in production volume, from 344,165 tons in fiscal year 2014 to 405,882 tons in fiscal year 2015.

The following table shows the sales of crops in detail:

	Sale of Crops (in tons)
	Fiscal year ended June 30,
	2015	2014	Variation
Corn	269,701	179,893	89,808
Soybean	250,125	222,051	28,074
Wheat	7,083	11,359	(4,276)
Sorghum	1,569	3,843	(2,274)
Sunflower	5,181	9,745	(4,564)
Other	1,872	6,509	(4,637)
Total Sales	535,531	433,400	(102,131)

Cattle

Revenues from the Cattle segment increased 58.9%, from Ps. 90 million in fiscal year 2014 to Ps. 143 million in fiscal year 2015, mainly as a result of:

·
a 57.8% increase in the average price per kilogram sold, from Ps. 10.2 million in fiscal year 2014 to Ps. 16.1 million in fiscal year 2015;

·
a slight decrease of 0.3% in the cattle sales volume, from  8,842 tons in fiscal year 2014 to 8,871 tons in fiscal year 2015; and

·
a 12.1% increase in the cattle production volume, from 6,970 tons in fiscal year 2014 to 7,812 tons in fiscal year 2015.

Dairy

Revenues from the Dairy segment increased 33.3%, from Ps. 54 million in fiscal year 2014 to Ps. 72 million in fiscal year 2015, mainly as a result of:

·
a 31.0% increase in the average price of milk, from Ps. 2.70 per liter in fiscal year 2014 to Ps. 3.55 per liter in fiscal year 2015;

·
a 10.3% decrease in the average amount number of milking cows; and

o
a 9.9% decrease in the volume of sales, from 18.8 million liters in fiscal year 2014 to 16.9 million liters in fiscal year 2015.

Sugarcane

Revenues from the Sugarcane segment increased 59.7%, from Ps. 124 million in fiscal year 2014 to Ps. 198 million in fiscal year 2015, mainly as a result of:

·
248,808 more tons of sugarcane sold in fiscal year 2015 as compared to the previous fiscal year (36.8%), mainly by Brasilagro; and

·
a 16.7% increase in the average price of sugarcane sold, from Ps. 183.3 per ton in fiscal year 2014 to Ps. 214.0 per ton in fiscal year 2015.

Agricultural Rental and Services

Revenues from the Agricultural Rental and Services segment increased by 110.3%, from Ps. 29 million in fiscal year 2014 to Ps. 61 million in fiscal year 2015, mainly as a result of:

·
a 232.0% increase in leases due to higher leases and machinery rentals from Brasilagro for Ps. 2 and Ps. 35 million in 2015, respectively, as compared to no transactions in the previous fiscal year, and new lease agreements in Bolivia in San Rafael (900 hectares), 4 Vientos (169 hectares) and Primavera (92 hectares) farms from January to May 2015, which generated revenues of Ps. 1 million;

·
a 18.2% increase in revenues from irrigation services (Ps. 1 million) originated in a 57% increase in the price, offset by a 25% reduction in irrigation volume;

·
partially offset by a 71.4% reduction in revenues from agricultural management services (Ps. 1 million) due to the fact that in the previous fiscal year cotton management services had been rendered to Iazfin in La Suiza, whereas such agreement was discontinued in this fiscal year.

Agro-industrial Activities

Revenues from Agro-industrial Activities increased 45.5%, from Ps. 554 million in fiscal year 2014 to Ps. 806 million in fiscal year 2015, mainly as a result of:

·
a 50% increase in sales to the domestic market and by-products. Domestic market prices showed an upward trend of 15% for fiscal year 2015 as compared to fiscal year 2014, while export sales fell 3.2% in fiscal year 2015 as compared to fiscal year 2014; and

·
in fiscal year 2015 average slaughtering stood at 6,398 heads per month, compared to 5,472 in fiscal year 2014.

Other segment

Revenues from the Other segment increased 2.4%, from Ps. 125 million in fiscal year 2014 to Ps. 128 million in fiscal year 2015, mainly as a result of:

·
an increase of Ps. 19 million in revenues from consignment; and

·
offset by a reduction of Ps. 6 million and Ps. 9 million in the sale of inputs and commodity brokerage services, respectively.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2015
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Maintenance Fee and Common Advertising Funds	Segment reporting
	(in million of Ps.)
Shopping Centers	2,571	13	-	(806)	1,778
Offices and Others	397	10	5	(79)	333
Sales and Developments	9	5	-	-	14
Hotels	396	-	-	-	396
International	28	-	-	(2)	26
Financial Operations and Others	-	-	-	-	-
Total Urban Properties and Investments Business	3,401	28	5	(887)	2,547

	Fiscal year ended June 30, 2014
Revenues	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Maintenance Fee and Common Advertising Funds	Segment reporting
	(in million of Ps.)
Shopping Centers	2,032	9	2	(660)	1,383
Offices and Others	327	10	4	(70)	271
Sales and Developments	63	23	-	-	86
Hotels	332	-	-	-	332
International	90	-	-	(6)	84
Financial Operations and Others	1	-	-	-	1
Total Urban Properties and Investments Business	2,845	42	6	(736)	2,157

Total revenues from the Urban Properties and Investments business increased 19.5%, from Ps. 2,845 million in fiscal year 2014 to Ps. 3,401 million in fiscal year 2015. This was mainly due to an increase of Ps. 395 million in the Shopping Centers segment, an increase of Ps. 62 million in the Offices and Others segment, an increase of Ps. 64 million in the Hotel segment, offset by a decrease of Ps. 1 million in the Financial Operations and Others segment, a decrease of Ps. 58 million in the International segment, and a decrease of Ps. 72 million in the Sales and Developments segment.

In turn, revenues from our interests in joint ventures decreased by 33.3%, from Ps. 42 million in fiscal year 2014 to Ps. 28 million in fiscal year 2015. Such decrease is mostly attributable to a reduction in sales revenues derived from the Horizons development, from our joint venture with CYRSA S.A.

Similarly, inter-segment revenues decreased 16.7%, from Ps. 6 million in fiscal year 2014 (out of which Ps. 4 million is attributable to the Offices and Others segment) to Ps. 5 million in fiscal year 2015 (attributable to the Offices and Others segment).

On the other hand, revenues from Maintenance Fee and Common Advertising Funds increased by 20.5%, from Ps. 736 million in fiscal year 2014 (out of which Ps. 660 million is attributable to the Shopping Centers segment) to Ps. 887 million in fiscal year 2015 (out of which Ps. 806 million is attributable to the Shopping Centers segment).

Hence, according to business segment reporting and considering all our joint ventures, inter-segment eliminations, and maintenance fee and common advertising funds, revenues increased 18.1%, from Ps. 2,157 million in fiscal year 2014 to Ps. 2,547 million in fiscal year 2015.

Shopping Centers

Revenues from the Shopping Centers segment increased 28.6%, from Ps. 1,383 million in fiscal year 2014 to Ps. 1,778 million in fiscal year 2015. Such variation was mostly attributable to:

·
an increase of Ps. 317 million in revenues from fixed and variable rentals as a result of a 33.3% rise in our tenants’ sales, from Ps. 16,133 million in fiscal year 2014 to Ps. 21,509 million in fiscal year 2015;

·
an increase of Ps. 30 million in revenues from admission fees;

·
an increase of Ps. 31 million in parking revenues; and

·
an increase of Ps. 17 million in revenues from commissions, management fees and others.

Offices and Others

Revenues from the Offices and Others segment increased 22.9%, from Ps. 271 million in fiscal year 2014 to Ps. 333 million in fiscal year 2015. Such revenues were impacted by the partial sale of investment properties in fiscal year 2015, which resulted in a reduction of the segment total leasable area.

 Considering comparable properties in both fiscal years, rental revenues from properties which did not experience a decrease in their leasable area increased by 30.8%, from Ps. 214 million in fiscal year 2014 to Ps. 280 million in fiscal year 2015, mostly as a result of the currency devaluation and improved occupancy, whereas rental revenues from properties whose leasable area was reduced went down by 44.4%, from Ps. 45 million in fiscal year 2014 to Ps. 25 million in fiscal year 2015.

As of year-end, the 2015 average occupancy rate of premium offices stood at 98.1% and the average rent was around 26 US$ per sqm.

Sales and Developments

Revenues attributable to this segment often vary significantly period over period. Without considering our joint ventures, revenues from the Sales and Developments segment decreased by 85.7% from Ps. 63 million in fiscal year 2014 to Ps. 9 million in fiscal year 2015. Such reduction was mainly attributable to reduced revenues from the sale of the Condominios I and II (Ps. 46 million) and El Encuentro (Ps. 8 million) developments. On the other hand, revenues from out joint ventures (Horizons) fell by 78.3%, accounting for a decrease of Ps. 18 million. Hence, total revenues derived from this segment fell by 83.7%, from Ps. 86 million in fiscal year 2014 to Ps. 14 million in fiscal year 2015.

Hotels

Revenues from our Hotels segment increased by 19.3% from Ps. 332 million in fiscal year 2014 to Ps. 396 million in fiscal year 2015, mainly as a result of a 34.2% increase in the average room rate of our hotels (in terms of Argentine pesos), partially offset by a decrease in the average occupancy rate from 67.2% in fiscal year 2014 to 65.7% in fiscal year 2015 (mainly at our Llao Llao hotel).

International

Revenues from the International segment decreased by 69.0% from Ps. 84 million in fiscal year 2014 to Ps. 26 million in fiscal year 2015, mostly due to the fact that the results of Rigby 183 LLC – owner of the rental building Madison 183 – were consolidated for only 3 months in fiscal year 2015 whereas such results were consolidated for 12 months in fiscal year 2014. This building was sold in September 2014.

Financial Operations and Others

Revenues from the Financial Operations and Others segment decreased from Ps. 1 million in fiscal year 2014 to Ps. 0 million in fiscal year 2015, as a result of reduced revenues from our personal financing residual activity.

COSTS

Our total costs increased 24.1%, from Ps. 3,266 million in fiscal year 2014 to Ps. 4,052 million in fiscal year 2015. This was mainly as a result of a 30.6% increase in the Agricultural business, from Ps. 2,617 million in fiscal year 2014 to Ps. 3,419 million in fiscal year 2015 and a 2.5% decrease in the Urban Properties and Investments business from Ps. 649 million in fiscal year 2014 to Ps. 633 million in fiscal year 2015.

Agricultural Business

	Fiscal year ended June 30, 2015
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(1,744)	(42)	(33)	(1,819)
Cattle	(220)	(5)	-	(225)
Dairy	(133)	-	-	(133)
Sugarcane	(368)	-	-	(368)
Subtotal Agricultural Production	(2,465)	(47)	(33)	(2,545)
Land Transformation and Sales	(9)	-	-	(9)
Agro-industrial	(654)	-	(85)	(739)
Others segments	(105)	-	-	(105)
Agricultural rental and Services	(21)	-	-	(21)
Subtotal Others	(780)	-	(85)	(865)
Total Agricultural Business	(3,254)	(47)	(118)	(3,419)

	Fiscal year ended June 30, 2014
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(1,506)	(32)	(1)	(1,539)
Cattle	(152)	(4)	(5)	(161)
Dairy	(104)	-	-	(104)
Sugarcane	(207)	-	-	(207)
Subtotal Agricultural Production	(1,969)	(36)	(6)	(2,011)
Land Transformation and Sales	(8)	-	-	(8)
Agro-industrial	(454)	-	(26)	(480)
Others segments	(101)	-	-	(101)
Agricultural rental and Services	(17)	-	-	(17)
Subtotal Others	(572)	-	(26)	(598)
Total Agricultural Business	(2,549)	(36)	(32)	(2,617)

Total costs increased by 27.7% from Ps. 2,549 million in fiscal year 2014 to Ps. 3,254 million in fiscal year 2015. This was caused by an increase of:

·
Ps. 238 million in the Crops segment;

·
Ps. 68 million in the Cattle segment;

·
Ps. 29 million in the Dairy segment;

·
Ps. 161 million in the Sugarcane segment;

·
Ps. 4 million in the Agricultural Rental and Services segment;

·
Ps. 1 million in the Land Transformation and Sales segment;

·
 Ps. 200 million in the Agro-industrial segment, and

·
Ps. 4 million in the Other segment.

In turn, the cost of our joint ventures experienced a net increase of Ps. 11 million, from 36 million in fiscal year 2014 to Ps. 47 million in fiscal year 2015, mainly as a result of an increase of Ps. 12 million in the cost of Cresca’s crops, from Ps. 31 million in fiscal year 2014 to Ps. 43 million in fiscal year 2015.

Similarly, inter-segment costs rose by Ps. 86 million from Ps. 32 million in fiscal year 2014 to Ps. 118 million in fiscal year 2015, mainly as a result of the cost of Cattle sales during the year to our subsidiary Sociedad Anónima Carnes Pampeanas which was reclassified from the Cattle segment to the Agro-industrial segment and the leases of farmlands between our subsidiary Brasilagro and its subsidiaries, reclassified from the Agricultural Rental and Services segment to the Crops segment.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs increased by 30.6%, from Ps. 2,617 million in fiscal year 2014 to Ps. 3,419 million in fiscal year 2015.

Crops

Costs from the Crops segment increased by 18.2%, from Ps. 1,539 million in fiscal year 2014 to Ps. 1,819 million in fiscal year 2015. Costs from the Crops segment are detailed in the following table:

	Fiscal year 2015	Fiscal year 2014
	In Millions of Ps.
Cost of sales	873	787
Cost of production	946	752
Total Costs	1,819	1,539

The cost of sales from the Crops segment increased by 10.9%, from Ps. 787 million in fiscal year 2014 to Ps. 873 million in fiscal year  2015, mainly as a result of:

·
a 23.6% increase in the volume of tons sold as compared to the previous fiscal year;

·
partially offset by a 10.2% decrease in the average cost per ton of grain sold in fiscal year 2015, from Ps. 1,816 in fiscal year 2014 to Ps. 1,631 in fiscal year 2015, due to an increase in the average grain domestic market price.

The cost of sales as a percentage of sales was 94.1% in fiscal year 2014 and 88.5% in fiscal year 2015.

The cost of production from the Crops segment increased by 25.8%, from Ps. 752 million in fiscal year 2014 to Ps. 946 million in fiscal year 2015, mainly as a result of:

·
a 17.6% increase in direct production costs during this fiscal year as compared to the previous one, mainly affected by the inflationary context that impacts both on the prices of leases and supplies used (agrochemicals and seeds);

·
higher production volumes in fiscal year 2015 as compared to fiscal year 2014;

·
a larger number of hectares in operation in own farms in fiscal year 2015 as compared to fiscal year 2014.

Total direct production costs per ton decreased 0.3%, from Ps. 1,904 per ton in fiscal year 2014 to Ps. 1,899 per ton in fiscal year 2015, mainly as a result of higher yields and higher costs in fiscal year 2015 as compared to fiscal year 2014.

Cattle

Costs of the Cattle segment increased 39.8%, from Ps. 161 million in fiscal year 2014 to Ps. 225 million in fiscal year 2015. Costs from the Cattle segment are detailed in the following table:

	Fiscal year 2015	Fiscal year 2014
	In Millions of Ps.
Cost of sales	122	77
Cost of production	103	84
Total Costs	225	161

The cost of sales increased by 58.4%, from Ps. 77 million in fiscal year 2014 to Ps. 122 million in fiscal year 2015, mainly as a result of:

·
a 57.3% increase in the cost per kilogram sold in fiscal year 2015; and

·
a 0.7% increase in beef sales volumes in fiscal year 2015.

The cost of production from the Cattle segment rose by 22.6%, from Ps. 84 million in fiscal year 2014 to Ps. 103 million in fiscal year 2015. The higher cost of production from the Cattle segment in fiscal year 2015 was mainly attributable to:

·
higher payroll expenses;

·
higher feeding costs due to the rise in prices and higher feed costs due to the increase of animals in our own farms fattened in feedlots.

Dairy

Costs of the Dairy segment increased 27.9%, from Ps. 104 million in fiscal year 2014 to Ps. 133 million in fiscal year 2015. Costs from the Dairy segment are detailed in the following table:

	Fiscal year 2015	Fiscal year 2014
	In Millions of Ps.
Cost of sales	68	52
Cost of production	65	52
Total Costs	133	104

The cost of sales from the Dairy segment increased by 30.8%, from Ps. 52 million in fiscal year 2014 to Ps. 68 million in fiscal year  2015, mainly as a result of:

·
an increase of 32% and 119% in milk and milking cows price levels, respectively;

·
a 94.3% increase in the sales volume of milking cows, offset by

·
a 9.9% reduction in milk sales volume.

Cost of production of the Dairy segment increased 25.0%, from Ps. 52 million in fiscal year 2014 to Ps. 65 million in fiscal year 2015. This increase was mainly due to the impact of increased feeding, health and payroll costs.

Sugarcane

Costs of the Sugarcane segment increased 77.8%, from Ps. 207 million in fiscal year 2014 to Ps. 368 million in fiscal year 2015. Costs from the Sugarcane segment are detailed in the following table:

	Fiscal year 2015	Fiscal year 2014
	In Millions of Ps.
Cost of sales	188	106
Cost of production	180	101
Total Costs	368	207

The cost of sales from the Sugarcane segment increased by 77.4%, from Ps. 106 million in fiscal year 2014 to Ps. 188 million in fiscal year  2015, mainly as a result of:

·
an increase of 248,808 tons of sugarcane sold in fiscal year 2015 compared to the previous fiscal year, mainly in our subsidiary Brasilagro; and

·
an increase in the average cost per ton of sugarcane sold in fiscal year 2015, from Ps. 156 per ton in fiscal year 2014 to Ps. 204 per ton in fiscal year 2015.

The cost of sales as a percentage of sales was 85.3% in fiscal year 2014 and 94.9% in fiscal year 2015.

The cost of production of the Sugarcane segment increased 78.2%, from Ps. 101 million in fiscal year 2014 to Ps. 180 million in fiscal year 2015, mainly as a result of a higher production volume in fiscal year 2015 compared to fiscal year 2014.

The total cost of production per ton increased 25.9%, from Ps. 154 per ton in fiscal year 2014 to Ps. 194 per ton in fiscal year 2015.

Agricultural Rental and Services

The cost of sales from the Agricultural Rental and Services segment increased by 23.5%, from Ps. 17 million in fiscal year 2014 to Ps. 21 million in fiscal year  2015, mainly as a result of:

·
higher lease costs in Brasilagro, which rose by 28.8%, due to the amortization of new soil improvement works and structural expenses in the Preferencia, Chaparral, Jatobá and Araucaria farms;

·
lower costs from seed production services by 2.8%; and

·
a 3.9% increase in irrigation service costs.

Land Transformation and Sales

Cost of sales from the Land Transformation and Sales segment increased 12.5%, from Ps. 8 million in fiscal year 2014 to Ps. 9 million in fiscal year 2015. Such increase is mainly attributable to a reclassification due to discontinued activities at the feedlot land and, to a lesser extent, to increases in salary-related items and fees.

Agro-industrial

Costs of the Agro-industrial segment increased 54.0%, from Ps. 480 million in fiscal year 2014 to Ps. 739 million in fiscal year 2015, due to an inflationary context that hindered the increase in the gross marginal contribution.

Others segments

The cost of sales of the Other segment increased 4.0%, from Ps. 101 million in fiscal year 2014 to Ps. 105 million in fiscal year 2015, mainly as a result of a 12% increase in the costs from the brokerage business related to commodity trading transactions through our subsidiary FyO and higher costs of consignment transactions (versus no such transactions in fiscal year 2014) offset by a reduction in the costs of resale of inputs and others of 12% and 65%, respectively.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2015
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Maintenance Fee and Common Advertising Funds	Segment reporting
	(in million of Ps.)
Shopping Centers	(1,103)	(4)	(4)	820	(291)
Offices and Others	(110)	(5)	-	79	(36)
Sales and Developments	(14)	(5)	-	-	(19)
Hotels	(279)	-	-	-	(279)
International	(9)	-	-	2	(7)
Financial Operations and Others	(1)	-	-	-	(1)
Total Urban Properties and Investments Business	(1,516)	(14)	(4)	901	(633)

	Fiscal year ended June 30, 2014
Costs	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Maintenance Fee and Common Advertising Funds	Segment reporting
	(in million of Ps.)
Shopping Centers	(955)	(4)	(5)	667	(297)
Offices and Others	(111)	(4)	-	70	(45)
Sales and Developments	(19)	(16)	-	-	(35)
Hotels	(217)	-	-	-	(217)
International	(61)	-	-	7	(54)
Financial Operations and Others	(1)	-	-	-	(1)
Total Urban Properties and Investments Business	(1,364)	(24)	(5)	744	(649)

Cost of sales from our Urban Properties and Investments business increased 11.1%, from Ps. 1,364 million in fiscal year 2014 to Ps. 1,516 million in fiscal year 2015. This was mainly due to an increase of Ps. 62 million in the Hotels segment, slightly offset by a decrease of Ps. 9 million in the Offices and Others segment, a decrease of 6 million in the Shopping Centers segment, a decrease of Ps. 16 million in the Sales and Developments segment, and a decrease of Ps. 47 million in the International segment.

On the other hand, maintenance fees and Common Advertising Funds costs increased 21.1%, from Ps. 744 million in fiscal year 2014 to Ps. 901 million in fiscal year 2015, mainly due to maintenance fees and Common Advertising Funds expenses from Shopping Centers, which increased by 22.9%, from Ps. 667 million in fiscal year 2014 to Ps. 820 in fiscal year 2015, as a result of: (i) an increase of Ps. 60 million in maintenance, security, cleaning, repair and similar expenses (mainly attributable to increases in security and cleaning services and utility rates), (ii) an increase of Ps. 28 million in advertising expenses, (iii) an increase of Ps. 30 million in salaries and wages, social security contributions and other payroll expenses; (iv) an increase of Ps. 21 million in taxes, rates and contributions and other expenses, and (v) an increase of Ps. 14 million in other items (mostly as a result of travel and office supplies expenses).

In addition, costs from our joint ventures experienced a net decrease of 41.7%, from Ps. 24 million in fiscal year 2014 to Ps. 14 million in fiscal year 2015, mainly as a result of lower costs resulting from reduced sales of the Horizons development.

Finally, costs from inter-segment operations decreased by 20.0%, from Ps. 5 million in fiscal year 2014 to Ps. 4 million in fiscal year 2015, mainly as a result of a change in the cost allocation of our Shopping Centers.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, costs decreased by 2.5%, from Ps. 649 million in fiscal year 2014 to Ps. 633 million in fiscal year 2015.

Shopping Centers

Costs from the Shopping Centers segment decreased by 2.0%, from Ps. 297 million in fiscal year 2014 to Ps. 291 million in fiscal year 2015. This reduction is mainly attributable to:

·
a reduction of Ps. 36 million in costs from a deficit in maintenance fees and  Common Advertising Funds from our Shopping Centers; and

·
 a decrease of Ps. 4 million in our depreciation and amortization expense;

·
partially offset by increased costs resulting from: an increase of Ps. 13 million in maintenance, security, cleaning, repair and similar expenses (mainly attributable to increases in security and cleaning services and utility rates); an increase of Ps. 10 million in salaries and wages, social security contributions and other payroll expenses; an increase of Ps. 9 million in taxes, rates and contributions and other expenses (mostly attributable to an increase in provincial property taxes and municipal utility rates, among other things), and an increase of Ps. 5 million in fees and compensation from services.

Costs from the Shopping Centers segment, as a percentage of revenues derived from this segment, decreased from 21.5% in fiscal year 2014 to 16.4% in fiscal year 2015.

Offices and Others

Costs from the Offices and Others segment decreased by 20.0%, from Ps. 45 million in fiscal year 2014 to Ps. 36 million in fiscal year 2015. Such decrease was attributable to the partial sales of investment property for rental completed in fiscal year 2015.

Costs attributable to non-comparable properties decreased by 44.3%, from Ps. 5 million to Ps. 3 million, mainly as a result of the above mentioned sales.

In the absence of partial sales, costs - considering comparable properties in both fiscal years - decreased by 19.3%, from Ps. 37 million to Ps. 30 million, mainly as a result of a lower amortization and depreciation expense.

Costs from the Offices and Others segment, as a percentage of segment revenues, decreased from 16.6% in fiscal year 2014 to 10.8% in fiscal year 2015.

Sales and Developments

Costs attributable to this segment often vary significantly period over period, given that the several sales completed by us over the time are not recurring. Without considering our joint ventures, costs from our Sales and Developments segment decreased by 26.3% from Ps. 19 million in fiscal year 2014 to Ps. 14 million in fiscal year 2015. Such reduction was mainly attributable to lower costs from the sale of units of Condominios I and II (Ps. 7 million), partially offset by higher costs from maintenance of land reserves and real property for sale (Ps. 5 million).

Costs from our joint ventures (Horizons) went down by 68.8%, accounting for a decrease of Ps. 11 million. Hence, total costs from this segment fell by 45.7%, from Ps. 35 million in fiscal year 2014 to Ps. 19 million in fiscal year 2015.

Costs from the Sales and Developments segment, as a percentage of revenues derived from this segment, increased by 40.7% in fiscal year 2014 to 135.7% in fiscal year 2015.

Hotels

Costs from the Hotels segment increased by 28.6%, from Ps. 217 million in fiscal year 2014 to Ps. 279 million in fiscal year 2015, mainly as a result of:

·
an increase of Ps. 41 million in salaries and wages, social security contributions and other payroll expenses;

·
an increase of Ps. 11 million in the cost of food, beverages and other hotel-related expenses; and

·
an increase of Ps. 8 million in maintenance and repair expenses, among other items.

Costs from the Hotels segment, as a percentage of revenues derived from this segment, increased from 65.4% in fiscal year 2014 to 70.5% in fiscal year 2015.

International

Costs from the International segment decreased by 87.0%, from Ps. 54 million in fiscal year 2014 to Ps. 7 million in fiscal year 2015 mostly due to the fact that the results of Rigby 183 LLC – owner of the rental building Madison 183 - were consolidated for only 3 months in fiscal year 2015 whereas such results were consolidated for 12 months in fiscal year 2014. This building was sold in September 2014. In addition, the three-month period in fiscal year 2015 does not include amortization and depreciation since the property had been classified as available for sale as of June 30, 2014.

Costs from the International segment, as a percentage of revenues derived from this segment, decreased from 64.3% in fiscal year 2014 to 26.9% in fiscal year 2015.

Financial Operations and Others

Costs from the Financial Operations  and Other segment remained stable at Ps. 1 million during fiscal years 2014 and 2015.

Costs from the Financial Operations and Other segment, as a percentage of revenues derived from this segment, do not reflect any significant percentage amounts.

Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest

	Fiscal year ended June 30, 2015
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	897	21	-	918
Cattle	165	2	-	167
Dairy	75	-	-	75
Sugarcane	187	-	-	187
Subtotal Agricultural Production	1,324	23	-	1,347
Land Transformation and Sales	-	-	-	-
Agro-industrial	-	-	-	-
Others segments	-	-	-	-
Agricultural rental and Services	-	-	-	-
Subtotal Others	-	-	-	-
Total Agricultural Business	1,324	23	-	1,347

	Fiscal year ended June 30, 2014
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	848	20	-	868
Cattle	145	-	-	145
Dairy	63	-	-	63
Sugarcane	96	-	-	96
Subtotal Agricultural Production	1,152	20	-	1,172
Land Transformation and Sales	-	-	-	-
Agro-industrial	-	-	-	-
Others segments	-	-	-	-
Agricultural rental and Services	-	-	-	-
Subtotal Others	-	-	-	-
Total Agricultural Business	1,152	20	-	1,172

Our revenues from initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest increased 14.9%, from Ps. 1,152 million in fiscal year 2014 to Ps. 1,324 million in fiscal year 2015.

In turn, our revenues from initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest derived from our interests in joint ventures increased 15.0%, from Ps. 20 million in fiscal year 2014 to Ps. 23 million in fiscal year 2015.

On the other hand, there were no inter-segment eliminations in connection with revenues from initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest.

Hence, according to business segment reporting and considering all our joint ventures, revenues from initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest increased by 14.9%, from Ps. 1,172 million in fiscal year 2014 to Ps. 1,347 million in fiscal year 2015.

Crops

Production income from the Crops segment increased by 5.8%, from Ps. 868 million in fiscal year 2014 to Ps. 918 million in fiscal year  2015, mainly as a result of:

·
a 17.9% increase in the total production volume from 344,165 tons in fiscal year 2014 to 405,882 tons in fiscal year 2015;

·
a 3.3% decrease in grain production average price; and

·
partially offset by a 71.1% decrease in expected revenues.

As of June 30, 2015 the harvested area was 100% of our total sown area, compared to 98.9% as of June 30, 2014.

The following table shows the number of tons produced and total production income as of June 30, 2015 and 2014:

Crops Production Income (in tons and millions of Ps.)

	Fiscal year ended June 30
	2015		2014
	Tons	Ps.	Tons	Ps.
Corn	92,093	84	79,239	79
Soybean	279,356	625	241,205	564
Wheat	16,211	13	12,373	12
Sorghum	1,202	1	4,058	1
Sunflower	11,720	27	5,884	16
Other	5,300	20	1,406	3
Total	405,882	770	344,165	675

Estimated results from the valuation of our crops in progress at fair value decreased 71.2%, from Ps. 170 million in fiscal year 2014 to Ps. 49 million in fiscal year 2015, mainly due to a reduction of 68.4% in corn crops.

Cattle

Production income from the Cattle segment increased by 15.2%, from Ps. 145 million in fiscal year 2014 to Ps. 167 million in fiscal year  2015, mainly as a result of:

·
a 51.8% increase in the average price per kilogram produced, from Ps. 9.7 per kilogram in fiscal year 2014 to Ps. 14.8 per kilogram in fiscal year 2015;

·
a 13.8% increase in cattle production volume from 6,948 tons in fiscal year 2014 to 7,905 tons in fiscal year 2015;

·
offset by a 36.5% reduction in holding gains.

The calving rate decreased slightly 3.6%, whereas the death rate decreased by 27.2% during fiscal year 2015 as compared to fiscal year 2014.

The number of hectares devoted to Cattle production decreased from 95,745 hectares in fiscal year 2014 to 88,643 hectares in fiscal year 2015 due to a smaller number of leased land devoted to Cattle production.

Dairy

Production income from the Dairy segment increased by 19.0%, from Ps. 63 million in fiscal year 2014 to Ps. 75 million in fiscal year 2015, mainly as a result of:

·
the result from holding of milking cows, which increased 3.0%, from a gain of Ps. 8.6 million in fiscal year 2014 to a gain of Ps. 8.9 million in fiscal year 2015, as the inflationary context led to a significant rise in prices;

·
a 31.9% increase in the average price of milk, from Ps. 2.59 per liter in fiscal year 2014 to Ps. 3.42 per liter in fiscal year 2015; and

·
an increase of 7.1% in milk production volumes and a 41.6% increase in the average price, offset by

·
a 9.3% decrease in the milk production volume, from 19.3 million of liters in fiscal year 2014 to 17.5 million of liters in fiscal year 2015. This reduction in production volume was mainly due to a lower average number of milking cows per day, from 2,439 in fiscal year 2014 to 2,189 in fiscal year 2015, partially offset by a 9.1% increase in the efficiency level of average daily milk production per cow, from 19.7 liters in fiscal year 2014 to 21.5 liters in fiscal year 2015.

Sugarcane

Production income from the Sugarcane segment increased by 94.8%, from Ps. 96 million in fiscal year 2014 to Ps. 187 million in fiscal year  2015, mainly as a result of:

·
a 41.2% increase in total production volume from 657,547 tons in fiscal year 2014 to 928,273 tons in fiscal year 2015; and

·
a 23.1% increase in the average production price of sugarcane.

The 41.2% increase in the production volume from the Sugarcane segment was attributable to a 12.3% increase in our average yield from 81.2 ton/ha to 91.2 ton/ha.

The following table shows the actual tons produced and income as of June 30, 2015 and 2014:

Sugarcane Production Income (in tons and millions of Ps.)

	Fiscal year ended June 30
	2015		2014
	Tons	Ps.	Tons	Ps.
Sugarcane	928,273	185	657,547	106

Estimated results from the valuation of our sugarcane crops in progress at fair value

Estimated results from the valuation of our sugarcane crops in progress at fair value increased significantly from a loss of 10 million in fiscal year 2014 to a gain of Ps. 2 million in fiscal year 2015 mainly generated by Brasilagro. This variation originated mainly in Brazil, and was caused by the following factors:

·
the number of estimated hectares went up from a year-on-year decrease of 13.0% in fiscal year 2014 to a year-on-year increase of 33.4% in fiscal year 2015;

·
the estimated yields went up from a from a year-on-year decrease of 2.0% in fiscal year 2014 to a year-on-year increase of 2.4% in fiscal year 2015; and

·
the estimated unit costs went down from a year-on-year increase of 15.0% in fiscal year 2014 to a year-on-year increase of 10.0% in fiscal year 2015.

Changes in the net realizable value of agricultural products after harvest

Fiscal year ended June 30, 2015
Changes in the net realizable value of agricultural products after harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
(in million of Ps.)
Crops	(34)	-	-	(34)
Cattle	-	-	-	-
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Subtotal Agricultural Production	(34)	-	-	(34)
Land Transformation and Sales	-	-	-	-
Agro-industrial	-	-	-	-
Others segments	-	-	-	-
Agricultural rental and Services	-	-	-	-
Subtotal Others	-	-	-	-
Total Agricultural Business	(34)	-	-	(34)

Fiscal year ended June 30, 2014
Changes in the net realizable value of agricultural products after harvest	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
(in million of Ps.)
Crops	(17)	-	-	(17)
Cattle	-	-	-	-
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Subtotal Agricultural Production	(17)	-	-	(17)
Land Transformation and Sales	-	-	-	-
Agro-industrial	-	-	-	-
Others segments	-	-	-	-
Agricultural rental and Services	-	-	-	-
Subtotal Others	-	-	-	-
Total Agricultural Business	(17)	-	-	(17)

Income from changes in the net realizable value of agricultural products after harvest decreased significantly, from a loss of Ps. 17 million in fiscal year 2014 to a loss of Ps. 34 million in fiscal year 2015.  This was caused mainly by a reduction of Ps. 17 million in the Crops segment (mainly due to the first quarter’s 21% reduction in the net realizable value of corn in Argentina).

No interest in joint ventures or inter-segment elimination was recorded in income from changes in the net realizable value of agricultural products after harvest.

Gross Profit

As a result of the above mentioned factors, our gross profit increased 18.5%, from Ps. 1,859 million in fiscal year 2014 to Ps. 2,203 million in fiscal year 2015. This was caused mainly by:

·
a 17.7% decrease in the Agricultural Business, from Ps. 351 million income in fiscal year 2014 to Ps. 289 million income in fiscal year 2015; and

·
a 26.9% increase in the Urban Properties and Investments business, from a Ps. 1,508 million income in fiscal year 2014 to a Ps. 1,914 million income in fiscal year 2015.

Agricultural Business

As a result of the above mentioned factors, gross profit decreased 17.7%, from Ps. 351 million in fiscal year 2014 to Ps. 289 million in fiscal year 2015.

Crops

Gross profit from this segment decreased by 65.1%, from Ps. 149 million in fiscal year 2014 to Ps. 52 million in fiscal year 2015.

Cattle

Gross profit from this segment increased by 14.9%, from Ps. 74 million in fiscal year 2014 to Ps. 85 million in fiscal year 2015.

Dairy

Gross profit from this segment increased by 7.7%, from Ps. 13 million in fiscal year 2014 to Ps. 14 million in fiscal year 2015.

Sugarcane

Gross profit from this segment increased by 30.8%, from Ps. 13 million in fiscal year 2014 to Ps. 17 million in fiscal year 2015.

Agricultural Rental and Services

Gross profit from this segment increased by 233.3%, from Ps. 12 million in fiscal year 2014 to Ps. 40 million in fiscal year 2015.

Land Transformation and Sales

Gross loss from this segment increased by 12.5%, from Ps. 8 million in fiscal year 2014 to Ps. 9 million in fiscal year 2015.

Agro-industrial

Gross profit from this segment decreased by 9.5%, from Ps. 74 million in fiscal year 2014 to Ps. 67 million in fiscal year 2015.

Other

Gross profit from this segment decreased by 4.2%, from Ps. 24 million in fiscal year 2014 to Ps. 23 million in fiscal year 2015.

Urban Properties and Investments Business

Gross profit from the Urban Properties and Investments business increased 26.9% from Ps. 1,508 million in fiscal year 2014 to Ps. 1,914 million in fiscal year 2015. This was mainly due to an increase of Ps. 401 million in the Shopping Centers segment; an increase of Ps. 71 million in the Offices and Others segment; an increase of Ps. 2 million in the Hotels segment, partially offset by a reduction of Ps. 56 million in the Sales and Developments segment, a reduction of Ps. 11 million in the International segment and a reduction of Ps. 1 million in the Financial Operations and Others segment.

Shopping Centers

Gross profit from the Shopping Centers segment increased by 36.9%, from Ps. 1,086 million in fiscal year 2014 to Ps. 1,487 million in fiscal year 2015.

Offices and Others

Gross profit from the Offices and Others segment increased by 31.4%, from Ps. 226 million in fiscal year 2014 to Ps. 297 million in fiscal year 2015.

Sales and Developments

Gross profit from the Sales and Developments segment fell by 109.8% from a gain of Ps. 51 million in fiscal year 2014 to a loss of Ps. 5 million in fiscal year 2015.

Hotels

Gross profit from the Hotels segment increased by 1.7%, from Ps. 115 million in fiscal year 2014 to Ps. 117 million in fiscal year 2015.

International

Gross profit from the International segment decreased by 36.7%, from Ps. 30 million in fiscal year 2014 to Ps. 19 million in fiscal year 2015.

Financial Operations and Others

Gross loss from the Financial Operations and Others segment increased by Ps. 1 million in fiscal year 2015.

Gain from disposal of investment properties

Gain from disposal of investment properties derived from the Sales and Developments segment increased 397.8%, from a Ps. 231 million income in fiscal year 2014 to a Ps. 1,150 million income in fiscal year 2015, as a result of the sale of functional units at Maipu 1300, Intercontinental Plaza, Bouchard 551 and the sale of the 183 Madison building.

Gain from disposal of farmlands

Gain from disposal of farmlands derived from the Land Transformation and Sales segment increased 526.4%, from Ps. 91 million income in fiscal year 2014 to Ps. 570 million income in fiscal year 2015, mainly as a result of:

During fiscal year 2015

·
On April 3, 2014, Cresca S.A. executed a deed of sale for an area of 24,624 hectares located in Chaco Paraguayo. The total price was US$ 14.7 million payable as follows: US$ 1.8 million was cashed upon the execution of the deed of sale; US$ 4.3 million at the time of the title conveyance; US$ 3.7 million on July 2015 interest-free; and US$ 4.9 million on July 2016 interest-free. Possession was surrendered upon the execution of the title deed and upon the creation of a mortgage as guarantee of the remaining balance on July 14, 2014. We recorded a gain of Ps. 19.1 million as a result of this transaction.

·
On June 10, 2015, Brasilagro sold the remaining area of 27,745 hectares of the Cremaq farm located in the municipal district of Baixa Grande do Ribeiro (Piaui). The transaction price was Rs. 270 million (equivalent to Ps. 694.0 million), out of which Rs. 67.5 million was cashed (equivalent to Ps. 196.8 million), with the balance being payable in an estimated term of 90 days. We recorded a gain of Ps. 525.9 million as a result of this transaction.

·
On October 17, 2013, Yuchán Agropecuaria executed an agreement providing for the sale, subject to retention of title, of an 1,643 hectare property in the “La Fon Fon II” farm for a total price of US$ 7.21 million (equivalent to Ps. 59.0 million). As of the date of issuance of these financial statements, the amount of US$ 1.5 million was cashed, with the remaining balance of US$ 5.71 million being payable in six semi-annual installments beginning in December this year and ending in June 2018. The agreement provides that title conveyance will be registered once the full price has been paid. On June 24, 2015, Yuchán Agropecuarria surrendered the possession of the property. We recorded a gain of US$ 2.7 million (equivalent to Ps. 24.6 million) as a result of this transaction in this fiscal year.

During fiscal year 2014

·
On June 27, 2014, Brasilagro sold a fraction of 1,164 hectares in the “Araucaria” farm located in the municipal district of Mineiros, State of Goias, Brazil, that had been purchased in 2007. After the sale, the farm has a total area of 8,178 hectares, out of which approximately 5,982 hectares are arable land. The sale price was Rs. 32.5 million (equivalent to Ps. 117.5 million). In July 2014, the buyer made an initial payment of Rs. 4.5 million, and the remaining balance is payable in five installments, the first of which, for Rs. 4.5 million, matures in November 2014 and the last one at the time of execution of the title deed, in August 2018. We recorded a gain of Rs. 21.0 million (equivalent to Ps. 75.8 million) for the sale of the Araucaria farm.

·
On May 27, 2014, Ombú Agropecuaria Argentina S.A. executed an agreement providing for the sale, subject to retention of title, of an 882.96 hectare property in the “San Cayetano I” farm for a total price of US$ 4.2 million. Out of this amount, the sum of US$ 1 million has been already collected and the balance is payable in 5 consecutive semi-annual installments, the last of which falls due in November 2016. The agreement provides that title conveyance will be registered once the full price has been paid. Possession was surrendered on the date of execution of the agreement. We recorded a gain of US$ 1.8 million for this sale.

General and Administrative Expenses

Our total general and administrative expenses increased 15.5%, from Ps. 541 million for fiscal year 2014 to Ps. 625 million for fiscal year 2015. This was mainly due to an increase of Ps. 6 million in the Agricultural business and an increase of Ps. 78 million in the Urban Properties and Investments business.

Agricultural Business

	Fiscal year ended June 30, 2015
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(156)	(3)	-	(159)
Cattle	(26)	-	-	(26)
Dairy	(5)	-	-	(5)
Sugarcane	(20)	-	-	(20)
Subtotal Agricultural Production	(207)	(3)	-	(210)
Land Transformation and Sales	(2)	-	-	(2)
Agro-industrial	(25)	-	-	(25)
Others segments	(8)	-	-	(8)
Agricultural rental and Services	(2)	-	-	(2)
Subtotal Others	(35)	-	-	(35)
Total Agricultural Business	(244)	(3)	-	(247)

	Fiscal year ended June 30, 2014
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(146)	(1)	-	(147)
Cattle	(26)	(1)	-	(27)
Dairy	(6)	-	-	(6)
Sugarcane	(28)	-	-	(28)
Subtotal Agricultural Production	(206)	(2)	-	(208)
Land Transformation and Sales	(1)	-	-	(1)
Agro-industrial	(17)	-	-	(17)
Others segments	(9)	(2)	-	(11)
Agricultural rental and Services	(4)	-	-	(4)
Subtotal Others	(30)	(2)	-	(32)
Total Agricultural Business	(237)	(4)	-	(241)

General and administrative expenses from our Agricultural business increased 1.7%, from Ps. 237 million in fiscal year 2014 to Ps. 244 million in fiscal year 2015. This was mainly due to an increase of Ps. 10 million in the Crops segment, an increase of Ps. 1 million in the Land Transformation and Sales segment, an increase of Ps. 8 million in the Agro-industrial segment, slightly offset by a reduction of Ps. 1 million in the Cattle segment, a reduction of Ps. 1 million in the Dairy segment, a reduction of Ps. 8 million in the Sugarcane segment, a reduction of Ps. 2 million in the Agricultural Rental and Services segment, and a reduction of Ps. 1 million in the Other segment. The main causes of this variation were:

·
the changes in Doneldon’s administrative expenses from Bolivia since a severance payment was accrued for (HF) and bonus allowances started to be set up (US); bonuses for fiscal year 2014 were paid for (which had not been accrued for because of a subsequent change in the Company’s policy) and bonuses for fiscal year 2015 were accrued for in fiscal year 2015;

·
an increase in Carnes Pampeanas S.A.’s headcount to support the increase in operation volume and overtime; and

·
a 26% rise in expenses as a result of the inflationary context.

In turn, general and administrative expenses from our joint ventures decreased by Ps. 1 million, from Ps. 4 million in fiscal year 2015 to Ps. 3 million in fiscal year 2016.

On the other hand, no general and administrative expenses arose from inter-segment eliminations.

Hence, according to business segment reporting and considering all our joint ventures, general and administrative expenses increased by 3.0%, from Ps. 241 million in fiscal year 2014 to Ps. 247 million in fiscal year 2015.

Urban Properties and Investments Business
		Fiscal year ended June 30, 2015
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Shopping Centers	(135)	-	-	(135)
Offices and Others	(58)	-	(1)	(59)
Sales and Developments	(48)	(1)	(1)	(50)
Hotels	(77)	-	(1)	(78)
International	(56)	-	-	(56)
Financial Operations and Others	-	-	-	-
Total Urban Properties and Investments Business	(374)	(1)	(3)	(378)

		Fiscal year ended June 30, 2014
General and Administrative Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Shopping Centers	(101)	-	(1)	(102)
Offices and Others	(42)	-	-	(42)
Sales and Developments	(36)	(1)	-	(37)
Hotels	(59)	-	(1)	(60)
International	(59)	-	-	(59)
Financial Operations and Others	-	-	-	-
Total Urban Properties and Investments Business	(297)	(1)	(2)	(300)

General and administrative expenses from our Urban Properties and Investments Business increased 25.9%, from Ps. 297 million in fiscal year 2014 to Ps. 374 million in fiscal year 2015. This was mainly due to an increase of Ps. 34 million in the Shopping Centers segment; an increase of Ps. 16 million in the Offices and Others segment; an increase of Ps. 18 million in the Hotels segment, an increase of Ps. 12 million in the Sales and Developments segment, partially offset by a reduction of Ps. 3 million in the International segment.

On the other hand, administrative expenses from our joint ventures did not change in fiscal year 2015 compared to fiscal year 2014, remaining stable at Ps. 1 million.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, administrative expenses increased by 26.0%, from Ps. 300 million in fiscal year 2014 to Ps. 378 million in fiscal year 2015. Based on the reported business segment reporting and considering our joint ventures and inter-segment eliminations, administrative expenses as a percentage of sales increased from 13.9% in fiscal year 2014 to 14.8% in fiscal year 2015.

Shopping Centers

Administrative expenses from the Shopping Centers segment increased by 32.4%, from Ps. 102 million in fiscal year 2014 to Ps. 135 million in fiscal year 2015, mainly due to:

·
an increase of Ps. 25 million in Directors’ fees;

·
an increase of Ps. 3 million in fees and compensation from services;

·
an increase of Ps. 2 million in amortization and depreciation, and

·
an increase of Ps. 3 million in other miscellaneous items, such as, maintenance, security, cleaning, repair and similar expenses, and taxes, rates and contributions.

Administrative expenses from the Shopping Centers segment as a percentage of segment revenues increased from 7.3% in fiscal year 2014 to 7.7% in fiscal year 2015.

Offices and Others

Administrative expenses from the Offices and Others segment increased by 40.5%, from Ps. 42 million in fiscal year 2014 to Ps. 59 million in fiscal year 2015, mainly due to: (i) an increase of Ps. 5 million in fees and compensation from services; (ii) an increase of Ps. 5 million in salaries and wages, social security contributions and other payroll expenses; (iii) an increase of Ps. 2 million in Directors’ fees; (iv) an increase of Ps. 2 million in travel and office supplies expenses, and (v) an increase of Ps. 2 million in bank expenses.

As a percentage of segment revenues, general and administrative expenses increased from 15.4% in fiscal year 2014 to 17.7% in fiscal year 2015.

Sales and Developments

General and administrative expenses from the Sale and Developments segment increased by 35.1%, from Ps. 37 million in fiscal year 2014 to Ps. 50 million in fiscal year 2015, mainly due to: (i) an increase of Ps. 4 million in fees and compensation from services; (ii) an increase of Ps. 2 million in salaries and wages, social security contributions and other payroll expenses; (iii) an increase of Ps. 2 million in Directors’ fees; (iv) an increase of Ps. 2 million in travel and office supplies expenses, and (v) an increase of Ps. 1 million in bank expenses. General and administrative expenses from the Sales and Developments segment, as a percentage of revenues derived from this segment, increased from 43.9% in fiscal year 2014 to 362.5% in fiscal year 2015.

Considering the gain from disposal of investment properties, such percentages decreased from 4% in fiscal year 2014 to 0.5% in fiscal year 2015.

Hotels

General and administrative expenses from the Hotels segment increased by 30%, from Ps. 60 million in fiscal year 2014 to Ps. 78 million in fiscal year 2015, mainly due to:

·
an increase of Ps. 10 million in salaries and wages, social security contributions and other payroll expenses;

·
an increase of Ps. 3 million in maintenance and repair expenses, and

·
an increase of Ps. 2 million in the cost of fees from services and an increase of Ps. 1 million in the cost of food, beverages and other hotel-related expenses, among other items.

General and administrative expenses from the Hotels segment, as a percentage of revenues derived from this segment, increased from 18.0% in fiscal year 2014 to 19.6% in fiscal year 2015.

International

General and administrative expenses from the International segment decreased by Ps. 3 million from Ps. 59 million in fiscal year 2014 to Ps. 56 million in fiscal year 2015, mostly due to the fact that the results of Rigby 183 LLC – owner of the rental building Madison 183 which was sold in September 2014- were consolidated for only three months in fiscal year 2015 whereas such results were consolidated for 12 months in fiscal year 2014, and to lower expenses incurred in connection with our interest in IDBD.

General and administrative expenses from the International segment, as a percentage of revenues derived from this segment, increased from 70.9% in fiscal year 2014 to 215.5% in fiscal year 2015.

Selling expenses

Our total selling expenses increased 33.6%, from Ps. 360 million for fiscal year 2014 to Ps. 481 million for fiscal year 2015. This was mainly due to an increase of Ps. 76 million in the Agricultural business and an increase of Ps. 45 million in the Urban Properties and Investments business.

Agricultural Business

Fiscal year ended June 30, 2015
Selling Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
(in million of Ps.)
Crops	(157)	(3)	(1)	(161)
Cattle	(20)	-	-	(20)
Dairy	(4)	-	-	(4)
Sugarcane	(8)	-	-	(8)
Subtotal Agricultural Production	(189)	(3)	(1)	(193)
Land Transformation and Sales	(1)	(1)	-	(2)
Agro-industrial	(77)	-	-	(77)
Others segments	(13)	-	-	(13)
Agricultural rental and Services	(1)	-	-	(1)
Subtotal Others	(91)	-	-	(91)
Total Agricultural Business	(281)	(4)	(1)	(286)
Fiscal year ended June 30, 2014
Selling Expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
(in million of Ps.)
Crops	(113)	(2)	-	(115)
Cattle	(14)	-	-	(14)
Dairy	(2)	-	-	(2)
Sugarcane	(8)	-	-	(8)
Subtotal Agricultural Production	(137)	(2)	-	(139)
Land Transformation and Sales	(4)	-	-	(4)
Agro-industrial	(55)	-	-	(55)
Others segments	(11)	-	-	(11)
Agricultural rental and Services	(1)	-	-	(1)
Subtotal Others	(67)	-	-	(67)
Total Agricultural Business	(208)	(2)	-	(210)

Selling expenses from our Agricultural business increased 35.1% from Ps. 208 million in fiscal year 2014 to Ps. 281 million in fiscal year 2015. This was caused mainly by an increase of Ps. 44 million in the Crops segment, an increase of Ps. 6 million in the Cattle segment, an increase of Ps. 2 million in the Dairy segment, an increase of Ps. 22 million in the Agro-industrial segment, and an increase of Ps. 2 million in the Other segment, partially offset by a reduction of Ps. 3 million in the Land Transformation and Sales segment.

In turn, selling expenses from our interests in joint ventures increased by 100% from Ps. 2 million in fiscal year 2014 to Ps. 4 million in fiscal year 2015, in connection with our Cresca joint venture.

On the other hand, inter-segment eliminations increased by Ps. 1 million in fiscal year 2015 compared to fiscal year 2014, in which there had been no inter-segment eliminations from selling expenses.

Hence, according to business segment reporting and considering all our joint ventures and inter-segment eliminations, selling expenses increased by 36.2%, from Ps. 210 million in fiscal year 2014 to Ps. 286 million in fiscal year 2015.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2015
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Shopping Centers	(112)	(1)	-	(113)
Offices and Others	(21)	-	-	(21)
Sales and Developments	(8)	(1)	-	(9)
Hotels	(52)	-	-	(52)
International	-	-	-	-
Financial Operations and Others	-	-	-	-
Total Urban Properties and Investment Business	(193)	(2)	-	(195)

	Fiscal year ended June 30, 2014
Selling expenses	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Shopping Centers	(72)	(1)	-	(73)
Offices and Others	(21)	-	-	(21)
Sales and Developments	(11)	(3)	-	(14)
Hotels	(42)	-	-	(42)
International	-	-	-	-
Financial Operations and Others	-	-	-	-
Total Urban Properties and Investment Business	(146)	(4)	-	(150)

Selling expenses from our Urban Properties and Investments business increased 32.2%, from Ps. 146 million in fiscal year 2014 to Ps. 193 million in fiscal year 2015. This was mainly due to an increase of Ps. 40 million in the Shopping Centers segment, an increase of Ps. 10 million in the Hotels segment, partially offset by a reduction of Ps. 3 million in the Sales and Developments segment.

On the other hand, selling expenses from our joint ventures went down by 50%, from Ps. 4 million in fiscal year 2014 (out of which Ps. 2 million was allocated to the Sales and Developments segment) to Ps. 2 million (out of which Ps. 1 million was allocated to the Sales and Developments segment) in fiscal year 2015. This reduction is mainly attributable to lower expenses from our Cyrsa S.A. joint venture as a result of the recognition of fewer sales from the Horizons development in fiscal year 2015.

Hence, based on the information by segment, selling expenses increased by 30.0% from Ps. 150 million in fiscal year 2014 to Ps. 195 million in fiscal year 2015. Based on the information by segment, selling expenses as a percentage of revenues experienced a slight increase from 7.0% in fiscal year 2014 to 7.7% in fiscal year 2015.

Shopping Centers

           Selling expenses from the Shopping Centers segment increased by 54.8%, from Ps. 73 million in fiscal year 2014 to Ps. 113 million in fiscal year 2015, mainly due to:
·
an increase of Ps. 18 million in taxes, rates and contributions, mainly due to a higher turnover tax liability;

·
an increase of Ps. 8 million in advertising expenses;

·
an increase of Ps. 5 million in bad debtors; and

·
an increase of Ps. 6 million in salaries and wages, social security contributions and other payroll expenses.

Selling expenses from the Shopping Centers segment as a percentage of revenues derived from that segment increased from 5.3 % in fiscal year 2014 to 6.3% in fiscal year 2015.

Offices and Others

Selling expenses from our Offices and Others segment remained stable during fiscal years 2015 and 2014, amounting to Ps. 21 million.

Selling expenses from the Offices and Others segment, as a percentage of revenues derived from this segment, decreased from 7.6% in fiscal year 2014 to 6.3% in fiscal year 2015.

Sales and Developments

 Selling expenses from the Sales and Developments segment decreased by 35.7%, from Ps. 14 million in fiscal year 2014 to Ps. 9 million in fiscal year 2015, mainly as a result of a reduction in expenses directly related to the sales volume: taxes, rates and contributions by Ps. 3 million and sales commissions by Ps. 1 million.

 Selling expenses from the Sales and Developments segment, as a percentage of revenues derived from this segment, increased from 16.0% in fiscal year 2014 to 66.7% in fiscal year 2015.

Hotels

Selling expenses from our Hotels segment increased by 23.8%, from Ps. 42 million in fiscal year 2014 to Ps. 52 million in fiscal year 2015, mainly due to:

·
an increase of Ps. 3 million in advertising and other selling expenses;

·
an increase of Ps. 3 million in taxes, rates and contributions; and

·
an increase of Ps. 3 million in salaries and wages, social security contributions and other payroll expenses, among other items.

Selling expenses from our Hotels segment as a percentage of revenues derived from this segment stood at around 13% in both fiscal years.

Financial Operations and Others

Selling expenses from our Financial Operations and Others segment did not suffer significant changes in fiscal years 2015 and 2014.

Other operating results, net

Our other operating results, net increased Ps. 88 million, from a Ps. 78 million loss in fiscal year 2014 to a Ps. 10 million income in fiscal year 2015.  This was mainly due to a Ps. 10 million increase in the Agricultural business and a Ps. 78 million increase in the Urban Properties and Investment business.

Agricultural Business

	Fiscal year ended June 30, 2015
Other operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(7)	(1)	(1)	(9)
Cattle	(2)	(1)	-	(3)
Dairy	(1)	-	-	(1)
Sugarcane	(2)	-	-	(2)
Subtotal Agricultural Production	(12)	(2)	(1)	(15)
Land Transformation and Sales	(5)	-	-	(5)
Agro-industrial	-	-	-	-
Others segments	1	-	-	1
Agricultural rental and Services	-	-	-	-
Subtotal Others	1	-	-	1
Total Agricultural Business	(16)	(2)	(1)	(19)

	Fiscal year ended June 30, 2014
Other operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Crops	(27)	1	(1)	(27)
Cattle	(2)	-	-	(2)
Dairy	-	-	-	-
Sugarcane	-	-	-	-
Subtotal Agricultural Production	(29)	1	(1)	(29)
Land Transformation and Sales	-	-	-	-
Agro-industrial	(1)	-	-	(1)
Others segments	1	-	-	1
Agricultural rental and Services	-	-	-	-
Subtotal Others	-	-	-	-
Total Agricultural Business	(29)	1	(1)	(29)

Other operating results, net from the Agricultural business increased from a loss of Ps. 29 million in fiscal year 2014 to a loss of Ps. 16 million in fiscal year 2015, mainly as a result of a Ps. 20 million decrease in the Croops segment, partially offset by a Ps. 2 million increase in the Sugarcane segment, Ps. 5 million in the Land Transformation and Sales segment.

In turn, other operating results, net from our interests in joint ventures increased by 300% from a Ps. 1 million income in fiscal year 2014 to a Ps. 2 million loss in fiscal year 2015, in connection with our Cresca joint venture.

On the other hand, no inter-segment eliminations arose from operating results, net.

Hence, according to business segment reporting and considering all our joint ventures, other operating results, net increased from a Ps. 29 million loss in fiscal year 2014 to a Ps. 19 million loss in fiscal year 2015.

Crops

Other operating results, net of the Crops segment decreased Ps. 20 million, from a Ps. 27 million loss in fiscal year 2014 to a Ps. 7 million loss in fiscal year 2015, mainly as a result of the commodity derivatives held by Brasilagro and Cresud (Ps. 23 million), partially offset by the charge to income of the reversal of Brasilagro’s contingency liability in fiscal year 2014.

Sugarcane

Other operating results, net of the Sugarcane segment increased by Ps. 2 million, from a Ps. 0.1 million gain in fiscal year 2014 to a Ps. 2 million loss in fiscal year 2015.

The rest of the segments of the Agricultural business did not record significant changes.

Urban Properties and Investments Business

	Fiscal year ended June 30, 2015
Other operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Shopping Centers	(48)	(1)	-	(49)
Offices and Others	(120)	1	1	(118)
Sales and Developments	13	-	-	13
Hotels	-	-	-	-
International	185	-	-	185
Financial Operations and Others	(2)	-	-	(2)
Total Urban Properties and Investments Business	28	-	1	29
	Fiscal year ended on June 30, 2014
Other operating results, net	Statement of Income	Interests in joint ventures	Inter-segment eliminations	Segment reporting
	(in million of Ps.)
Shopping Centers	(46)	(1)	-	(47)
Offices and Others	(1)	(3)	1	(3)
Sales and Developments	8	-	-	8
Hotels	(3)	-	-	(3)
International	(1)	-	-	(1)
Financial Operations and Others	(3)	-	-	(3)
Total Urban Properties and Investments Business	(46)	(4)	1	(49)

Other operating results, net from the Urban Properties and Investments business increased by Ps. 74 million from a Ps. 46 million loss in fiscal year 2014 to a Ps. 28 million gain in fiscal year 2015, mainly as a result of a Ps. 185 million gain derived from the International segment.

The effect from the consolidation of our joint ventures is not material on this line. According to business segment reporting and considering all our joint ventures and inter-segment eliminations, other operating results, net improved from a Ps. 49 million loss in fiscal year 2014 to a Ps. 29 million gain in fiscal year 2015.

Shopping Centers

The net loss from other operating results of the Shopping Centers segment increased by 4.3%, from Ps. 46 million in fiscal year 2014 to Ps. 48 million in fiscal year 2015, mainly as a result of a Ps. 3 million increase in the donation charge.

The net loss from other operating results, as a percentage of revenues derived from the Shopping Centers segment, decreased from 3.3% in fiscal year 2014 to 2.7% in fiscal year 2015.

Offices and Others

The net loss from other operating results of our Offices and Others segment increased Ps. 119 million from Ps. 1 million in fiscal year 2014 to Ps. 120 million in fiscal year 2015, mainly as a result of expenses incurred in the transfer of assets from IRSA to IRSA CP for Ps. 111 million.

The net loss from operating results of our Offices and Others segment, as a percentage of revenues derived from this segment, increased from 1.1% in fiscal year 2014 to 35.3% in fiscal year 2015.

Sales and Developments

The net gain from other operating results of our Sales and Developments segment increased Ps. 5 million from Ps. 8 million in fiscal year 2014 to Ps. 13 million in fiscal year 2015, mainly due to:

·
the gain recorded in fiscal year 2015 from the sale of our interest in Bitania for Ps. 16 million;

·
a reduction of Ps. 2 million in the provisions for lawsuits and contingencies; partially offset by

·
the non-recurrence, during fiscal year 2015, of a fee charged as “fee for admission to the undertaking” in connection with the sale of the Neuquén lot for development of a hotel that took place in fiscal year 2014.

Hotels

The net loss from operating results of our Hotels segment decreased by Ps. 3 million, from Ps. 3 million in fiscal year 2014 to Ps. 0 million in fiscal year 2015, mainly as a result of a reduction in the reserve for lawsuits and other contingencies.

The net loss from operating results of our Hotels segment, as a percentage of revenues derived from this segment, decreased from 0.8% in fiscal year 2014 to 0.1% in fiscal year 2015.

International

Other operating results, net from this segment increased from a net loss of Ps. 1 million in fiscal year 2014 to a net gain of Ps. 185 million in fiscal year 2015, mainly as a result of the gain from the partial reversal of accumulated translation differences following Rigby 183 LLC’s partial liquidation.

Financial Operations and Others

Other operating results, net from our Financial Operations and Others segment decreased by Ps. 1 million from Ps. 3 million in fiscal year 2014 to Ps. 2 million in fiscal year 2015, mainly due to lower taxes deducted by BHSA on lower dividends distributed in fiscal year 2015 to our subsidiaries Ritelco and Tyrus.

Profit / (loss) from operations

As a result of the above mentioned factors, our profit / (loss) from operations increased by Ps. 1,625 million (135.2%), from a gain of Ps. 1,202 million in fiscal year 2014 to a gain of Ps. 2,827 million in fiscal year 2015.

Agricultural Business

Profit / (loss) from operations of the Agricultural business increased by Ps. 345 million (907.9%), from a Ps. 38 million loss in fiscal year 2014 to a Ps. 307 million gain in fiscal year 2015.

Crops

Loss from operations of this segment increased by Ps. 137 million (97.9%), from a Ps. 140 million loss in fiscal year 2014 to a Ps. 277 million loss in fiscal year 2015.

Cattle

Profit from operations of this segment increased by Ps. 5 million (16.1%), from a Ps. 31 million gain in fiscal year 2014 to a Ps. 36 million gain in fiscal year 2015.

Dairy

Profit from operations of this segment decreased by Ps. 1 million (20.0%), from a Ps. 5 million gain in fiscal year 2014 to a Ps. 4 million gain in fiscal year 2015.

Sugarcane

Loss from operations of this segment decreased by Ps. 10 million (43.5%), from a Ps. 23 million loss in fiscal year 2014 to a Ps. 13 million loss in fiscal year 2015.

Agricultural Rental and Services

Profit from operations of this segment increased by Ps. 30 million (428.6%), from a Ps. 7 million gain in fiscal year 2014 to a Ps. 37 million gain in fiscal year 2015.

Land Transformation and Sales

Profit from operations of this segment increased by Ps. 474 million, from a Ps. 78 million gain in fiscal year 2014 to a Ps. 552 million gain in fiscal year 2015.

Agro-industrial

Profit / (loss) from operations of this segment decreased by Ps. 36 million, from a Ps. 1 million gain in fiscal year 2014 to a Ps. 35 million loss in fiscal year 2015.

Other

Profit / (loss) from operations of this segment did no record any changes for fiscal year 2014 vs. fiscal year 2015.

Urban Properties and Investments Business

Profit from operations of this segment increased by Ps. 1,280 million (103.2%), from a Ps. 1,240 million gain in fiscal year 2014 to a Ps. 2,520 million gain in fiscal year 2015. This was mainly due to an increase of Ps. 1,364 million in the Shopping Centers, Sales and Developments, and International segments, partially offset by a Ps. 84 million reduction in the Offices and Others, Hotels, and Financial Operations and Others segments.

Shopping Centers

Profit from operations of our Shopping Centers segment increased by 37.5%, from a gain of Ps. 864 million in fiscal year 2014 to a gain of Ps. 1,190 million in fiscal year 2015.

Profit from operations of our Shopping Centers segment, as a percentage of the revenues derived from this segment, decreased from 62.5% in fiscal year 2014 to 66.9% in fiscal year 2015.

Offices and Others

Profit from operations of our Offices and Others segment decreased by 39.6%, from a gain of Ps. 160 million in fiscal year 2014 to a gain of Ps. 99 million in fiscal year 2015.

Profit from operations of our Offices and Others segment, as a percentage of the revenues derived from this segment, decreased from 59.0% in fiscal year 2014 to 29.7% in fiscal year 2015.

Sales and Developments

Profit from operations of our Sales and Developments segment increased by 360.6%, from a gain of Ps. 239 million in fiscal year 2014 to a gain of Ps. 1,099 million in fiscal year 2015.

Profit from operations of our Sales and Developments segment, as a percentage of the revenues derived from this segment, increased from 277.9% in fiscal year 2014 to 7,850.0% in fiscal year 2015.

Hotels

Profit / (loss) from operations of our Hotels segment decreased from a gain of Ps. 11 million in fiscal year 2014 to a loss of Ps. 12 million in fiscal year 2015.

International

Profit / (loss) from operations of our International segment increased from a loss of Ps. 30 million in fiscal year 2014 to a gain of Ps. 148 million in fiscal year 2015.

Financial Operations and Others

Loss from operations of our Financial Operations and Others segment did not record any significant changes, amounting to a loss of Ps. 3 million during fiscal years 2014 and 2015.

Share of loss of associates and joint ventures

Share of loss of associates and joint ventures increased by Ps. 615 million, from a loss of Ps. 410 million in fiscal year 2014 to a loss of Ps. 1,025 million in fiscal year 2015.  This was caused mainly by:

·
a Ps. 614 million increase in our related companies’ interest in the Urban Properties and Investments business in fiscal year 2015. Such increase was mainly attributable to higher losses of Ps. 25 million from our interest in New Lipstick LLC and Ps. 66 million from our interest in Supertel (International segment), a Ps. 41 million increase in gains from our investment in BHSA, offset by negative results from our investment in IDBD for Ps. 589 million, mainly as a result of the recovery in the market value of this company’s stock; and

·
lower revenues of Ps. 3 million from the Agricultural business, mainly as a result of the revenues incurred in the investment in Agro-Uranga (Crops segment).

In turn, share of profit of associates and joint ventures decreased from our interests in joint ventures increased by 31.25% from Ps. 16 million income in fiscal year 2014 to a Ps. 11 million income in fiscal year 2015, mainly as a consequence of 83.3% increase in our Cresca joint venture, up from a loss of Ps. 10 million in fiscal year 2014 to a loss of Ps. 2 million in fiscal year 2015.

On the other hand, no inter-segment eliminations arose from share of (loss) / profit of associates and joint ventures.

Hence, according to business segment reporting and considering all our joint ventures, share of loss of associates and joint ventures increased by 143.19% from a Ps. 426 million loss in fiscal year 2014 to a Ps. 1,036 million loss in fiscal year 2015.

Financial results, net

We had a lower net financial loss of Ps. 1,286 million, from a loss of Ps. 2,574 million in fiscal year 2014 to a loss of Ps. 1,288 million in fiscal year 2015. This was primarily due to:

·
a lower loss of Ps. 1,337 million in net exchange differences in fiscal year 2015;

·
a higher loss of Ps. 168 million in net financial interest recorded in fiscal year 2015;

·
a higher income of Ps. 32 million in revaluation of receivables from sale of farms in fiscal year 2015;

·
a lower loss of Ps. 284 million in derivative financial instruments in fiscal year 2015; and

·
slightly offset by a gain of Ps. 2 million generated by the results from Financial Operations and Others in fiscal year 2015.

Our net financial loss in fiscal year 2015 was mainly attributable to (i) a Ps. 686 million loss generated by exchange differences mainly as a result of a higher liability position in US dollars due to the issuance of new series of notes; (ii) a loss of Ps. 887 million generated by interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates; and (iii) a loss of Ps. 82 million generated mainly by derivative instruments due to IDBD’s tender offer.

There was a 11.7% variation in the U.S. Dollar buying rate during fiscal year 2015 (it increased from Ps. 8.133 as of June 30, 2014 to Ps. 9.088 as of June 30, 2015) as compared to the previous fiscal year, when the U.S. Dollar quotation had experienced a larger variation of 50.9% (from Ps. 5.388 as of June 30, 2013 to Ps. 8.133 as of June 30, 2014).

Income tax

Our income tax expense increased Ps. 693 million, from a Ps. 389 million gain in fiscal year 2014 to Ps. 303 million loss in fiscal year 2015. We recognize the income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agriculture business derive from valuation of cattle stock and sale and replacement of property, plant and equipment, while those corresponding to the Urban Properties and Investments business derive from the sale and replacement of investment properties.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements, has been applied to the identified temporary differences and tax losses.

Profit / (loss) for the Fiscal Year

Due to the above mentioned factors, our profit / (loss) for the fiscal year increased by Ps. 2,165 million (153.7%) from a Ps. 1,409 million net loss for fiscal year 2014 to a Ps. 176 million net income in fiscal year 2015. Profit / (loss) for fiscal years 2015 and 2014 is attributable to the controlling company’s shareholders and non-controlling interest, as per the following detail:

·
Profit / (loss) for the fiscal year attributable to the controlling company’s shareholders increased from a loss of Ps. 1,068 million in fiscal year 2014 to a loss of Ps. 250 million in fiscal year 2015; and

·
the non-controlling interest in controlled companies went from a loss of Ps. 341 million in fiscal year 2014 to a gain of Ps. 426 million in fiscal year 2015, mainly due to a positive variation of Ps. 356 million in Brasilagro, a Ps. 162 million variation in our subsidiary IRSA, and a Ps. 113 million variation in other companies from the Urban Properties and Investments business.

 B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our main sources of liquidity have historically been:

·
cash generated by operations;

cash generated by our issuance of common shares and non-convertible notes;

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

Our main cash requirements or uses (other than in connection with our operating activities) have historically been:

·
acquisition of subsidiaries and non-controlling interest in subsidiaries;

·
acquisition of interest in associates and joint ventures;

·
capital contributions to associates and joint ventures;

·
capital expenditures in property, plant and equipment (including acquisitions of farmlands) and investment and trading properties;

·
payments of short-term and long-term debt and payment of the related interest expense; and

·
payment of dividends.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from operating activities, sales of investment properties, trading properties and farms, obtained bank borrowings, long-term debts incurred and capital funding.

Cash Flows

The table below shows our cash flow for the fiscal years ended June 30, 2016, 2015 and 2014:

	For the fiscal year ended June 30,
	2016	2015	2014
	(in million of Pesos)

Net cash generated from operating activities	4,055	494	883
Net cash generated from / (used in) investing activities	8,652	872	(886)
Net cash used in financing activities	(4,495)	(1,776)	(446)
Net increase(decrease) in cash and cash equivalents	8,212	(410)	(449)

As of June 30, 2016, we had negative working capital of Ps. 478 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2016, in our Agricultural business, we had positive working capital of Ps. 595 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2016, in our Urban Properties and Investments Business, our Operation Center in Argentina had negative working capital of Ps. 185 million while our Operations Center in Israel had negative working capital of Ps.888 million, resulting in a consolidated negative working capital of Ps. 1073 million (calculated as current assets less current liabilities as of such date).

At the same date, our Operations Center in Argentina had cash and cash equivalents of Ps.95 million while our Operations Center in Israel had cash and cash equivalents of Ps.13,771 million, totaling consolidated cash and cash equivalents for Ps.13,866 million.

IDBD has diverse debts containing certain covenants which have been successively negotiated, resulting in several waivers expiring in December 2016. IDBD estimates that if the original covenants of such loans were to become effective again, it would not be able to honor them. Non-compliance could have the effect of creditors requiring immediate repayment of the debt. As a holding company, IDBD’s main sources of funds derive from the dividends distributed by its subsidiaries, which have experienced a reduction in recent years. Yet, there are restrictions as to the payment of dividends based on the indebtedness level in some subsidiaries. IDBD has projected future cash flows and expects to have the required liquidity to meet its commitments by issuing new debt in Israel, selling financial assets such as Clal and dividend payouts by Clal. IDBD could also secure additional financing through the private issuance of equity securities. All factors mentioned above, mainly (i) IDBD’s current financial position and need of financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern.

The financial position of IDBD and its subsidiaries at the operations center in Israel does not affect the financial position of IRSA and its subsidiaries at the operations center in Argentina. The operation center in Argentina is not facing financial constraints and is compliant with their financial commitments. We believe our working capital and our cash from operating activities are adequate for our present and future requirements. If cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt financing or equity issuances or through the sale of selective assets.

In addition, the commitments and other covenants resulting from IDBD’s debt do not have impact on IRSA since such debt has no recourse against IRSA and it is not granted by IRSA’s assets. We do not have significant uncertainties as to the capacity as a group to operate as a going-concern perspective, with such uncertainties being limited to the operation center in Israel. For more information about our liquidity see “Item 3(d) Risk Factors” and “Recent Developments”.

On September 8, 2016, IRSA issued Series VII and VIII Notes in an aggregate principal amount of Ps.384.2 million and US$184.5 million, respectively. Series VII and VIII Notes have a maturity of 36 months from its issue date. For more information, please see “Recent Developments”.

On August 2, 2016, IDBD issued a new Series of Notes in the Israeli market for NIS 325 million, bearing an adjustable interest rate and maturing in 2019. Furthermore, DIC expended it issuance of Notes due 2025 for an additional NIS 360 million. For more information, please see “Recent Developments”.

Net cash provided by operating activities

Fiscal Year ended June 30, 2016 and 2015.

Net cash provided by operations increased from a net cash inflow of Ps. 494 million during fiscal year ended June 30, 2015 to a net cash inflow of Ps. 4,055 million during fiscal year ended June 30, 2016. The increase in net cash provided by operating activities was primarily due to an increase in inventories of Ps. 53 million; a decrease in trade and other receivables of Ps. 7 million; a decrease in trading properties of Ps. 229 million, an increase in trade and other payables for Ps. 37 million that was partially offset by an increase of Ps. 50 million in derivative financial instruments, a decrease in payroll and social security liabilities of Ps. 33 million and an increase of Ps. 143 million in provisions during fiscal year ended June 30, 2016 compared to fiscal year ended June 30, 2015.

Our operating activities resulted in net cash inflows of Ps. 4,055 million for the fiscal year ended on June 30, 2016, mainly due to operating gains of Ps. 5,035 million, an increase of 182 million in trade and other payables, a decrease of Ps. 135 million in biological assets, a decrease in trading properties of Ps. 229 million and an increase of Ps. 52 million in payroll and social security liabilities, partially offset by the income tax paid of Ps. 811 million, an decrease of Ps. 79 million in inventories, and an increase of Ps. 487 million in trade and other receivables.

Fiscal Year ended June 30, 2015 and 2014.

Net cash provided by operations decreased from a net cash inflow of Ps. 883 million during fiscal year ended June 30, 2014 to a net cash inflow of Ps. 494 million during fiscal year ended June 30, 2015. The decrease in net cash provided by operating activities was primarily due to a decrease in biological assets of Ps. 172 million and an increase of Ps. 748 million in trade and other receivables; that was partially offset by an increase of Ps. 296 million in operating gains, a decrease in inventories of Ps. 65 million and an increase of Ps. 315 million in trade and other payables during fiscal year ended June 30, 2015 compared to fiscal year ended June 30, 2014.

Our operating activities resulted in net cash inflows of Ps. 494 million for the fiscal year ended on June 30, 2015, mainly due to operating gains of Ps. 1,199 million, an increase of Ps. 145 million in trade and other payables, a decrease of Ps. 115 million in biological assets, and an increase of Ps. 85 million in payroll and social security liabilities, partially offset by the income tax paid of Ps. 430 million, an decrease of Ps. 132 million in inventories, and an increase of Ps. 480 million in trade and other receivables.

Net cash used in investing activities

Fiscal Year ended June 30, 2016 and 2015.

Net cash used in investing activities increased from a net cash outflow of Ps. 872 million during fiscal year ended on June 30, 2015 to a net cash inflow of Ps. 8,652 million during fiscal year ended on June 30, 2016. This variation was mainly due to an increase in cash incorporated by business combination of Ps. 9,193 million, a decrease in acquisition of interest in associates and joint ventures of Ps. 1,242 million, an increase in disposal of investment in financial assets for Ps. 9,642 million; this increase was partially offset by an increase purchases of investment properties of Ps. 638 million, a decrease of Ps. 1,053 million from sale of investment properties and an increase in purchases of property, plant and equipment of Ps. 924 million, an increase in acquisition of investment in financial instruments of Ps. 8,903 million and an increase in loans granted to associates and joint ventures of Ps. 852 million during fiscal year ended June 30, 2016 compared to fiscal year ended June 30, 2015.

Our investing activities resulted in net cash inflows of Ps. 8,652 million for the fiscal year ended on June 30, 2016 mainly due to the sale of financial instruments, investment properties and associates and joint ventures of Ps. 14,129 million, and Ps. 1,394 million, respectively, and cash incorporated by business combination of Ps. 9,193 million and dividends received of Ps. 593 million; partially offset by cash outflows related to acquisitions of investments in financial assets of Ps. 13,513 million, investment properties of Ps. 888 million, property, plant and equipment (including suppliers advances) of Ps. 1,152 million, loans granted to associates and joint ventures of Ps. 852 million, and capital contributions to associates and joint ventures of Ps. 207 million.

Fiscal Year ended June 30, 2015 and 2014.

Net cash used in investing activities increased from a net cash outflow of Ps. 886 million during fiscal year ended on June 30, 2014 to a net cash inflow of Ps. 872 million during fiscal year ended on June 30, 2015. This variation was mainly due to a decrease in acquisition of investment properties of Ps. 22 million, an increase of cash arising from the sale of farms of Ps. 201 million, an increase in the inflows of cash arising from the sale of financial instruments of Ps. 616 million and the sale of investment properties of Ps. 2,045 million; this increase was partially offset by an increase in acquisitions of investments in financial assets of Ps. 927 million, a decrease in acquisition of interest in associates and joint ventures of Ps. 110 million and an increase in acquisition of property, plant and equipment of Ps. 88 million during fiscal year ended June 30, 2015 compared to fiscal year ended June 30, 2014.

Our investing activities resulted in net cash inflows of Ps. 872 million for the fiscal year ended on June 30, 2015 mainly due to the sale of financial instruments, farms, investment properties and associates and joint ventures for Ps. 4,487 million, Ps. 328 million, Ps. 2,447 million, and Ps. 56 million, respectively, and dividends collected for Ps. 18 million; partially offset by cash outflows related to acquisitions of investments in financial instruments for Ps. 4,610 million, investment properties for Ps. 250 million, property, plant and equipment (including advances) for Ps. 236 million and subsidiaries, associates and joint ventures for Ps. 1,242 million, and capital contributions to associates and joint ventures for Ps. 126 million.

Net cash used in financing activities

Fiscal Year ended June 30, 2016 and 2015.

Net cash used in financing activities decreased from a net cash outflow of Ps.1,776 million during fiscal year ended June 30, 2015 to a net cash outflow of Ps. 4,495 million during fiscal year ended June 30, 2016, mainly due to an increase of Ps. 3,219 million in payments of non-convertible notes, an increase in payments of borrowings of Ps. 9,697 million, an increase of Ps. 1,160 million in acquisitions of non-controlling interest in subsidiaries, an increase in interest paid for Ps. 3,308, and an increase payment of derivative financial instruments of Ps. 387 million; the decrease was partially offset by an due to an increase cash inflows associated with the issuance of non-convertible notes of Ps. 7,319 million, increase in the cash arising from borrowings from financial entities of Ps. 5,689 million, an increase in proceeds from derivative financial instruments of Ps. 2,091 million, during fiscal year ended June 30, 2016 compared to fiscal year ended June 30, 2015.

Our financing activities resulted in net cash outflows of Ps. 4,495 million for the fiscal year ended on June 30, 2016 mainly due to the cancellation of non-convertible notes, financial loans and financial interests for Ps. 4,291 million, Ps. 11,031 million and Ps. 4,107 million, respectively, acquisition of non-controlling interest in subsidiaries for Ps. 1,192, payment of dividends for Ps. 239 million, payment of derivative financial instruments for Ps. 620 million, and repurchase of non-convertible notes for Ps. 209 million; partially offset by cash inflows associated with the issuance of non-convertible notes for Ps. 8,012 million, borrowings taking from financial entities for Ps. 7,187 million and from derivative financial instruments for Ps. 2,093 million.

Fiscal Year ended June 30, 2015 and 2014.

Net cash used in financing activities decreased from a net cash outflow of Ps.446 million during fiscal year ended June 30, 2014 to a net cash outflow of Ps. 1,776 million during fiscal year ended June 30, 2015, mainly due to an increase of Ps. 494. million in the cancellation of non-convertible notes and financial interests, an increase of Ps. 744 million in payments of financial loans, a decrease in the inflow of cash arising from the issuance of non-convertible notes of Ps. 359 million, an increase of Ps. 31 million in acquisitions of non-controlling interest, an increase in the repurchase of non-convertible notes of Ps. 142, a decrease in the proceeds from derivative financial instruments of Ps. 60 million and a decrease of Ps. 123 million in contributions from non-controlling interest; the decrease was partially offset by an increase in the cash arising from borrowings from financial entities of Ps. 705 million, a decrease in dividends paid of Ps. 210 million, a decrease in the repurchase of equity interest of Ps. 65 million and an increased of Ps. 182 million in sale of equity interest in subsidiaries to non-controlling interest, during fiscal year ended June 30, 2015 compared to fiscal year ended June 30, 2014.

Our financing activities resulted in net cash outflows of Ps. 1,776 million for the fiscal year ended on June 30, 2015 mainly due to the cancellation of non-convertible notes, financial loans and financial interests of Ps. 1,072 million, Ps. 1,334 million and Ps. 799 million, respectively, payment of dividends of Ps. 34 million, payment of seller financing of shares of Ps. 106 million, capital reduction of subsidiaries of Ps. 228 million, payment of derivative financial instruments of Ps. 233 million, and repurchase of non-convertible notes and equity interest of Ps. 305 million and Ps. 33 million, respectively; partially offset by cash inflows associated with the issuance of non-convertible notes of Ps. 693 million, borrowings taking from financial entities of Ps. 1,498 million and from associates and joint ventures of Ps. 22 million, contribution from non-controlling interest of Ps. 16 million, and sale of equity in subsidiaries to non-controlling interest of Ps. 182 million.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2016:

	Currency	Anual Average Interest Rate	Nominal value
Agricultural business
Cresud ´s Series XIV Notes	US$	1.50%	64
Cresud ´s Series XV Notes	Ps.	23.63%	176
Cresud ´s Series XVI Notes	US$	1.50%	218
Cresud ´s Series XVII Notes	Ps.	Badlar + 375 bp.	171
Cresud ´s Series XVIII Notes	US$	4.00%	68
Cresud ´s Series XIX Notes	Ps.	27.50%	187
Cresud ´s Series XX Notes	US$	2.50%	36
Cresud ´s Series XXI Notes	Ps.	Badlar + 375 bp.	384
Cresud ´s Series XXII Notes	US$	4.00%	44
Bank loans	US$	Libor + 300 bp. or 6% (the higher)	30
Bank loans	Ps.	15.01%	31
Bank loans	Ps.	Rate Survey PF 30-59 days	40
Bank loans	US$	3.50%	15
Bank loans	US$	10.75% - 7.14% to 14.5%	6
Bank loans	Bol.	7% - 10.19%	14
Operations Center in Argentina
IRSA Commercial Properties’ 2017 Notes	$	Badlar + 4 bp.	407
IRSA Commercial Properties’ 2023 Notes	US$	8.75%	360
IRSA Commercial Properties’ 2017 Notes	US$	7.88%	-
IRSA’s 2017 Notes(1)	US$	8.50%	75
IRSA’s 2017 Notes	$	Badlar + 450 bp.	11
IRSA’s 2020 Notes	US$	11.50%	75
Financial Leases	US$	3.2% al 14.3%	1
Related Party	$	Badlar	15
Bank loans		$15.25%	1
Bank loans		$26.50%	7
Bank loans		$23.00%	36
Related Party	$	Badlar / 8,50%	6
Related Party		$15.25%	6
Related Party		$24.00%	6
Seller financing	US$	N/A	2
Seller financing	US$	3.50%	5
Bank overdrafts	$	from 22% to 39%	-

Operations Center in Israel
Non -convertible Notes IDBD Serie G	NIS	4.50%	802
Non -convertible Notes IDBD Serie I	NIS	4.95%	1.013
Non -convertible Notes IDBD Serie J	NIS	6.60%	309
Non -convertible Notes DIC Serie D	NIS	5.00%	103
Non -convertible Notes DIC Serie F	NIS	4.95%	2.719
Non -convertible Notes DIC Serie G	NIS	6.35%	8
Non -convertible Notes DIC Serie H	NIS	4.45%	124
Non -convertible Notes DIC Serie I	NIS	6.70%	513
Non -convertible Notes Shufersal Serie B	NIS	5.20%	1.024
Non -convertible Notes Shufersal Serie C	NIS	5.45%	114
Non -convertible Notes Shufersal Serie D	NIS	2.99%	413
Non -convertible Notes Shufersal Serie E	NIS	5.09%	392
Non -convertible Notes Shufersal Serie F	NIS	4.30%	317
Non -convertible Notes Cellcom Serie B	NIS	5.30%	185
Non -convertible Notes Cellcom Serie D	NIS	5.19%	599
Non -convertible Notes Cellcom Serie E	NIS	6.25%	164
Non -convertible Notes Cellcom Serie F	NIS	4.60%	715
Non -convertible Notes Cellcom Serie G	NIS	6.99%	285
Non -convertible Notes Cellcom Serie H	NIS	1.98%	950
Non -convertible Notes Cellcom Serie I	NIS	4.14%	804
Non -convertible Notes PBC Serie C	NIS	5.00%	550
Non -convertible Notes PBC Serie D	NIS	4.95%	1.317
Non -convertible Notes PBC Serie E	NIS	4.95%	974
Non -convertible Notes PBC Serie F	NIS	7.05%	669
Non -convertible Notes PBC Gav-Yam Serie E	NIS	4.55%	283
Non -convertible Notes PBC Gav-Yam Serie F	NIS	4.75%	1.226
Non -convertible Notes PBC Gav-Yam Serie G	NIS	6.41%	215
Non -convertible Notes PBC Ispro Serie B	NIS	5.40%	255
Bank loans and others	NIS	Prime + 1.3%	333
Bank loans and others	NIS	Prime + 1%	80
Bank loans and others	NIS	Prime + 0.65%	63
Bank loans and others	NIS	6.90%	150
Bank loans and others	NIS	4.95%	1
Bank loans and others	NIS	4.95%	1
Bank loans and others	NIS	3.25%	1
Bank loans and others	US$	5.66%	13
Bank loans and others	US$	5.21%	197
Bank loans and others	US$	Libor + 5%	223
Bank loans and others	NIS	4.60%	200

					Total
	Agricultural business	Urban properties and investments
		Operations Center in Argentina	Operations Center in Israel	Total

Less than 1 year	1,226	2,813	19,437	22,250	23,476
More than 1 and up to 2 years	1,210	19	16,826	16,845	18,055
More than 2 and up to 3 years	500	1	19,535	19,536	20,036
More than 3 and up to 4 years	1,332	17	4,643	4,660	5,992
More than 4 and up to 5 years	40	1,063	7,092	8,155	8,195
More than 5 years	34	5,313	36,169	41,482	41,516
	4,342	9,226	103,702	112,928	117,270

(1)
On September 9, 2016, we announced our intention to redeem all outstanding Series I Notes for a total amount of US$74,554,000. The redemption took place on October 11, 2016. For  more information see “Recent Development”

Operations Center in Argentina

 On March 3, 2016, IRSA and IRSA CP announced that they would launch offers to buy in cash: (i) 11.50% Class II Notes due 2020 and issued by IRSA for principal amount up to US$76.5 million, (ii) any and 8.50% Class 1 Notes due 2017 and issued by IRSA, and (iii) any and 7.875% Class 1 Notes notes due 2017 and issued by IRSA CP.

 On March 23, 2016, IRSA CP issued Notes in an aggregate principal amount of US$360 million under its Global Notes Program. Class II Notes accrue interest semi-annually, at an annual fixed rate of 8.75% and mature on March 23, 2023. The issue price was 98.722% of nominal value.

IRSA CP’s Notes due 2023 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

To incur additional indebtedness, IRSA CP is required to meet a minimum 2.00 to 1.00 Consolidated Interest Coverage Ratio. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Class II Notes contain financial covenants limiting IRSA CP’s ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

a)
no Event of Default shall have occurred and be continuing;

b)
IRSA CP may incur at least US$1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;

c)
and the aggregate amount of such dividend exceeds the sum of:

i.
100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

ii.
any reductions of Indebtedness of IRSA on a consolidated bais after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of the IRSA or its Subsidiaries.

 On April 7, 2016, the Meeting of IRSA’s Notes holders by majority vote approved the proposed amendments to IRSA’s 2017 Trust Indenture, which included basically the elimination of all restrictive covenants on such class effective as of April 8, 2016.

 During the months of March, April and May of 2016, the Company acquired all IRSA CP’s 7.875% Notes Class I due 2017 for a total amount US$120 million and US$75.4 million of IRSA Notes. On October 11, 2016 the Company acquired the remaining US$74.6 million of IRSA’s 8.50% Notes due 2017, so the following notes remains outstanding:

·
IRSA’s Notes Class II at 11.50% maturing in 2020 US$71.4 million.

 Such payments were accounted for as a cancellation of debt.

 In relation to financial covenants under 11.50% Notes due in 2020 issued by IRSA, the Meeting of Noteholders held on March 23, 2016 approved:

i)
to modify the covenant on Limitation on Restricted Payments, so that the original covenant was replaced so as to take into consideration IRSA’s capability to make any restricted payment provided that (a) no Event of Default has occurred and persisted, and (b) IRSA may incur at least US$1.00 of additional debt pursuant to the Limitation on Additional Indebtedness; and
ii)
the exclusion of IDBD or any of its subsidiaries for purposes of the definition of “Subsidiary” or any of the definitions or commitments under the Trust Indenture of Notes due in 2020 and issued by IRSA (regardless of whether the financial statements of any of these companies has any time been consolidated into IRSA’s financial statements).
iii)
a Supplementary Trust Indenture reflecting all the amendments approved, entered into with the Bank of New York Mellon on March 28, 2016.

Operations Center in Israel

IDBD has certain financial restrictions and covenants in connection with its financial debt, included in its debentures and loans from banks and financial institutions.

As of June 30, 2016, IDBD reported that the application of the “Liquidity Covenant” and the “Economic Equity Covenant” (as described below) is currently suspended.

Note that, it was agreed between IDBD and the relevant lending corporations that the parties would work to formulate an arrangement, to replace or amend the current financial covenants by December 31, 2016.

If such arrangement is not reached, then with respect to the results for IDBDs first quarter of 2017 and thereafter, the previous financial covenants will re-apply, in which case IDBD estimates that it will not be able to comply with the thresholds which were determined in the past with respect to the Liquidity Covenant and the Economic Equity Covenant with respect to IDBD’s results for the first quarter of 2017 and thereafter. IDBD estimates it will not be able to fulfill the covenant which stipulates that the balance of cash and marketable securities will not fall below the scope of forecasted current maturities for the two quarters subsequent to the reporting quarter (the “Liquidity Covenant”). Regarding the Economic Equity Covenant, it is noted that the economic equity as of June 30, 2016, amounted to a positive balance of NIS 247 million, significantly lower than the thresholds which were determined in the past as part of the Economic Equity Covenant.

In view of and due to the decrease in Mr. Ben Moshe’s ownership of IDBD, effective as of February 2015 and thereafter, in March 2016 IDBD reached understandings with its lending corporations with regard to an amendment of the control covenant and additional amendments relating to restrictions on the sale of main holdings.

As per IDBD’s position, as of June 30, 2016, there were no conditions that established grounds for calling IDBD’s obligations to its financial creditors for immediate payment. Without derogating from the IDBD’s position, it is noted that the decision of the bondholders (Series I) dated April 21, 2016, to call the full balance of IDBD’s debt due to bondholders for immediate repayment and the decision to take steps for dissolution are liable to raise grounds for the financial creditors. According to an opinion that IDBD received, the conditions required for it to call the bonds were not fulfilled. On July 18, 2016, the Court handed down its judgment and accepted the consensus motion filed by the trustee to dismiss the claim.

As of June 30, 2016, IDBD’s loans which are subject to the aforementioned financial covenants, were classified under current liabilities, in consideration of the fact that IDBD has reached agreement with its principal lenders to extend the arrangements as specified in the financial covenants of the loan agreements until March 31, 2017 for a period shorter than twelve months.

On August 2, 2016 IDBD issued a new Series of Debentures in the Israeli market for an amount of NIS 325 million due November 2019 at an annual interest rate adjustable by CPI plus 4.25%. The notes are pledged by shares of Clal Insurance Enterprise Holdings Ltd, subject to the approval of the Commissioner of Capital Markets, Insurance and Savings. IDBD worked to get the authorization to constitute the guarantee through the filing of an application to the Supreme Court asking for such approval. In case IDBD does not get the required approval, funds must be repaid with interest plus a penalty. on September 15, 2016, the High Court of Justice gave a partial judgment and decision, according to which it was decided, to reject the petition  for the most part and to grant an order which instructs the Commissioner to appear and show a reason for her opposition to the request of the company to pledge up to 5% of the shares of Clal Holdings, subject to an outline agreed to at the time by the company. Furthermore, the company maintains the right to accede to a proposal for compromise which was raised in the context of the discussion. A hearing date was set for January 2017.

Likewise, on August 4, 2016, DIC reopened its Series of Debentures due 2025 an additional amount of NIS 360 million. The placement was made at an IRR of 5.70%.

Pursuant to the decision of the Supreme Court sitting as the High Court of Justice in connection with the petition that the company submitted in connection with the pledge of the shares of Clal Holdings in September 2016, on October 13, 2016, the Board of Directors of IDBD decided to execute a partial early redemption of the debentures of the company, that is to be carried out on November 1, 2016, as follows:

• The company will carry out a partial early redemption of the debentures  in an amount of approximately NIS 239 million of par value (“the redeemed portion”) and in a total of approximately NIS 244 million with respect to principal, interest and compensation for the redeemed portion.

• The determining date for the eligibility to receive the early redemption of the principal of the debentures is 25.10.2016.

• The early redemption represents 73.7% of the unpaid balance of the principal of the debentures, which is also the original balance of the series of the debentures.

• The rate of interest (including the compensation for carrying out the early redemption as an increment of 3% with respect to the period from August 3, 2016 through  October 21 2016)  that will be paid upon the partial early redemption of the redeemed portion of the principal is approximately 1.8%.

• The rate of interest (including the compensation for carrying out the early redemption as an increment of 3% with respect to the period from August 3, 2016 through October 31 2016)  that will be paid in the context of the early redemption, which is calculated out of the balance of the unpaid balance of the principal on the date of the early redemption (NIS 325 million linked to the CPI) is approximately 1.3%.

• Pursuant to the “known” CPI (index with respect to the month of September 2016, which was published on 14.10.2016) as compared with the base index published with respect to the month of June 2016, no linkage increments will apply with respect to the redeemed portion upon early redemption.

• The unpaid balance of the principal of the debentures after executing the early redemption (without linkage) will stand at an amount of approximately NIS 86 million par value, which represents approximately 26.3%, of the original balance of the principal of the debentures. The company will act to pledge the shares of Clal Holdings against the balance of the unpaid principal of the debentures (after carrying out the early redemption). As is required according to the trust indenture.

• Pursuant to what is stated in the trust indenture, the redeemed portion will be paid in relation to all of the holders of the debentures, pro- rata according to the par value of the held debentures.

IDBD is continuing to act in order to reach consents with the relevant financing corporations in order to arrange over time the calculated financial covenants that were determined in the provisions of its loan agreements, and additional contractual issues that exist in the loan agreements.

Off balance sheet arrangements

We currently have no agreement that is not included in the balance sheet or significant transactions with non-consolidated entities that are not reflected in our Audited Consolidated Financial Statements. All of our interests and/or relationships with our subsidiaries or controlled entities on a joint basis are recorded in our Audited Consolidated Financial Statements.

C. RESEARCH AND DEVELOPMENTS, PATENTS AND LICENSES

Investments in technology, in our agricultural business, amounted to Ps. 10, Ps. 10 and Ps. 9 million for fiscal years 2016, 2015 and 2014 respectively. Our total technology investments aimed to increase the productivity of purchased land have amounted to Ps.455 million since fiscal year 1995.

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

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

A substantial part of Cellcom’s operations are subject to the Communications Law, regulations enacted by the Ministry of Communications, and the provisions of the licenses granted to Cellcom by the Minister of Communications. Cellcom’s activies which include providing cellular service, landline, international telephone services and internet access, and infrastructure services are subject to licensing. For more information, please see “Legal framework – Operations Center in Israel”

D. TREND INFORMATION

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook”, global GDP expanded by 3.1% in 2015, slightly below the projections mainly as a result of a strong decline in activity during the last quarter in the year. World growth is expected to reach 3.2% in 2016 and 3.5% in 2017. In 2016 and 2017, growth in developed economies is expected to remain steady at about 2%, driven by the growth in the United States of 2.5%, and in the Euro area, of 1.5%.

As of April 2016, emerging and developing economies have recorded growth rates of 4%, also slightly below the projections. They are expected to grow 4.1% and 4.7% by the end of 2016 and 2017. Emerging economies continue facing challenges as regards the inflow of foreign capital. Countries which are more flexible in terms of foreign exchange responded better to the global flow of capital than in previous decelerations.

During 2014 and 2015, the commodities markets suffered a strong decline. Mainly, oil exhibited a sustained negative trend until reaching a historical low in February 2016. During 2016, the commodities markets exhibited a strong recovery with a 31.6% rise in oil prices. Soybean reversed the decline it had suffered in 2014 and 2015 and rose 33.6%.

IMF’s forecasts indicate that inflation in the economies of emerging and developing markets will decrease from 4.7% in 2015 to 4.5% in 2016, due to the decline in the prices of raw materials and the effects of last year’s currency depreciations evening out.

Average inflation in advanced economies will remain below the goals set by central banks, mostly as a result of the lower price of oil. As of April 2016, the general level of inflation in advanced economies averaged 0.3%, the lowest since the global financial crisis.

Argentine macroeconomic context

On October, 2016, IMF published its growth projection for 2016 for 1.8% decline of the GDP. This correction was due to the change in policies implemented by the new government administration aimed at balancing certain macroeconomic distortions. Growth is expected to strengthen to 2.7 percent in 2017 on the back of moderating inflation and more supportive monetary and fiscal policy stances.

Shopping center and supermarket sales reached a total Ps. 4,374 million in April 2016, which represents a 41.4% increase as compared to the same period last year. Accumulated sales for the first four months of the year totaled Ps. 14,586 million, representing a 29.2% increase as compared to the same period last year.

The INDEC reports that, as of April 2016, industrial activity in Argentina decreased by 6.7% as compared to the same month in 2015. Manufacturing production accumulated a 2.4% decline during the first four months of the year as compared to the same period last year.

Regarding the balance of payments, in the first quarter of 2016 the current account deficit reached US$ 4,013 million, with US$ 1,403 million allocated to the goods and services trade balance, and US$ 2,572 million to the income account, which represents 72% of the foreign direct investment return.

During the first quarter of 2016, the financial account showed a surplus of US$ 8,510 million resulting from net income from the non-financial public sector and the Argentine Central Bank (“BCRA”) for US$ 6,233 million, from the non-financial private sector for US$ 1,701 million, and from the financial sector for US$ 576 million. The stock of international Reserves fell by US$ 5,844 million in 2015. During the first half of 2016, reserves grew by US$ 4,944 million. At July, reserves stood at US$ 25,512 million.

Total gross external debt increased by US$ 10,605 million during the first quarter of 2016 and stood at US$ 163,236 million at March 2016.  The non-financial public sector and Argentine Central Bank debt was estimated at US$ 92,469 million, having increased by US$ 8,593 million during the first quarter of 2016. The Argentine Central Bank’s government security and bond outstanding balance increased by US$ 3,431 million during the first quarter of 2016. At the end of this quarter, the balance was US$ 43,794 million.  The non-financial private debt grew US$ 2,261 million during the first quarter of 2016. At March 2016, such debt stood at US$ 67,621 million.  The financial sector debt excluding the Argentine Central Bank decreased by US$ 250 million during the first quarter of 2016, reaching a total of US$ 3,145 million.

In connection with the fiscal sector, revenues recorded a year-on-year increase of 38.9% as of March 2016, whereas primary expenditure grew by 38.7% during the same period. In local financial markets, the Private Badlar rate in Pesos ranged from 20% to 30% in the period from July 2015 to June 2016, averaging 28% in June 2016 against 20% in June 2015. The Argentine Central Bank discontinued its controlled floating exchange rate policy in December 2015; consequently, the Peso sustained a 63% nominal depreciation in the period from July 2015 to June 2016. At June 2016, the exchange rate stands at Ps.14.50 pesos per US$1.00.  In June 2016, Argentina’s country risk decreased by 97 basis points in year-on-year terms, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 518 basis points in June 2016, compared to the 352 basis points paid by Brazil and 213 basis points paid by Mexico.

Agriculture and Cattle Raising Sector in Argentina

Agriculture

Argentina has positioned itself over the years as one of the world’s leading food producers and exporters. It is the second largest country in South America after Brazil and has particularly favorable natural conditions for diversified agricultural production: vast extensions of fertile land and varied soil and weather patterns.

During the decade of the nineties, the Argentine agriculture and cattle raising industry experienced sweeping changes, such as a significant increase in production and yield (thanks to a sustained agricultural modernization process), relocation of production (crops vs. livestock) and a significant restructuring process within the industry, as well as increased land concentration. Taking advantage of a favorable international context, the agriculture and cattle raising sector has been one of the major drivers of the Argentine recovery after the economic and financial crisis of 2002.

During the 2015/2016 crop season, soybean production was over 56 million tons, a decrease of 7% as compared to the previous season.

Corn production reached 28 million tons, 2.5% lower than in the previous year.

Wheat production reached 11.3 million tons, 19% lower than in the previous year.

The policies implemented by the new government have led to better projections for the agricultural industry. Mainly, the strong devaluation of the peso and tax reductions on exports have improved the situation of agricultural growers. Withholding taxes on corn and wheat have been fully eliminated, whereas withholding taxes on soybean have been lowered by 5% (to 30% down from 35%). As a result of these measures, the production of soybean, corn and wheat, are expected to increase to 57, 36.5 and 14.4 million tons respectively.

Cattle

As reported by SENASA, with an aggregate stock of 52,636,778 heads as of March 31, 2016, the Cattle stock has increased by 2.3% as compared to the same period of the previous year. For the third year in a row, the Cattle stock surpassed 51 million heads.

As reported by the Argentine Chamber of Beef Commerce and Industry (Cámara de la Industria y Comercio de Carnes y Derivados de la República Argentina, “Ciccra”), consumption of cattle beef per capita was 55.9 kilograms per year on average for the first quarter of 2016, accounting for a year-on-year fall of 5.9%. This decrease in consumption reflects the fact that the consumers’ salaries were restated in 2015, whereas prices have risen after the devaluation of the Argentine peso in December 2015. However, the effects of the devaluation of the Argentine peso, along with the reduction in export taxes, generate a promising scenario for Cattle exports.

Milk Sector

The United States Department of Agriculture projects that milk production in Argentina for 2015 will be 11.6 million tons, higher than in the previous year. However, milk production for 2016 faces a tough scenario, as the elimination of withholding taxes on corn adversely affected the input/product ratio as concerns milk. Moreover, international prices remain depressed.

The challenge faced by the international context, coupled with unfavorable weather conditions in the sector would imply that the most efficient producers will remain in business, causing production per cow to increase.

Evolution of Shopping Centers in Argentina

Private consumption continues to be a significant component of economic activity, although in the past months there has been a slight deceleration in its growth rate. At June 2016, the Consumer Confidence Index (CCI) had shown a 22.2% decline as compared to June 2015, as well as a 1.9% increase as compared to June 2014. Sales in shopping centers in April 2016 reached a total amount of Ps. 4,374 million, which represented a 41.4% increase compared to the same month in 2015. Accumulated sales for the first four months of the year totaled Ps. 14,586 million and reached a 29.2% variation compared to the same period the previous year.

According to Colliers International, as of June 2016, the A+ and A office inventory remained stable since the fourth quarter of 2015 at 1,655,954 sqm. In terms of rental availability, there was a 1% decrease in the vacancy rate to 6.4% during the second quarter of 2016 compared to the same period the previous year. Thus, the vacancy rate has remained at a stable range between 6% and 8% since 2010. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values. According to the market segments, class A properties show a vacancy rate of 7% for the entire stock, while A+ properties buildings show a vacancy rate of 5%.

During the second quarter of 2016, net absorption was negative at 400 sqm, i.e., more meters than the ones that have been occupied have become vacant, a situation that was not seen since 2012. This behavior of demand is mainly explained by the sub-market Zona Norte GBA, which concentrates most of the spaces that have become vacant. On the other hand, it is verified that the area that has become vacant in A+ properties (-2,908 sqm) was mostly absorbed by class A properties (as it was 2,474 sqm).

During the second quarter of 2016, rental prices remained steady as compared to the general average prices seen over the past ten years (US$ 24.8 per square meter). Compared to the previous quarter, a 2.5% increase was recorded (from US$ 24.1 per square meter to US$ 24.7 per square meter). This slight increase shows a 1.4% increase in rental prices for A+ properties (US$ 27.2 per square meter in the second quarter against US$ 26.8 per square meter in the first quarter) and a 2.4% increase in rental prices for A properties (US$ 23.4 per square meter in the second quarter against US$ 22.9 per square meter in the first quarter). The spread between both categories is US$ 3.8 and reached US$ 12 in low vacancy periods.

In turn, the sub-market Catalinas is currently the one with the best prices in the market. The average value of the properties in such area amounts to US$ 27.9 per square meter. This value is expected to increase over the next few months due to the addition of new towers with prices already over US$ 35 per square meter in the inventory.

At June 2016, the sub-market Zona Norte GBA shows average rental prices of US$ 23.3, almost at the same values of June 2015. Moreover, during the same month, the vacancy rate was 8.9%, compared to 9.5% in June 2015.

Israeli macroeconomic context

According to the OECD, for the year ended at December 31, 2015, Israel’s growth reached 2.5%. Israel’s economic growth is projected to remain at 2.5% in 2016, before rising to 3% in 2017.

Since March 2015, the Bank of Israel has kept interest rates at 0.10% and has continued with its policy to intervene in the currency market to support economic policies. For both July and August 2016, the Monetary Committee also decided to leave the interest rate at the same level. Similar to the announcements of the interest rate decisions for November and December of 2015, all announcements in the first half of 2016 included guidance that monetary policy is expected to remain accommodative for a considerable time.

Since March 2015, the Bank of Israel has pursued a policy to intervene in the currency market. It continued to purchase foreign currency, purchasing US$4 billion, about US$0.9 billion of which were purchased as part of the program intended to offset the effects of natural gas production on the exchange rate. The rest were purchased as part of a program designed to moderate excessive fluctuations in the exchange rate.

During the twelve months ending June 30, 2016, the CPI in Israel declined by 0.8%. The energy component continued to contribute to the decline of the CPI, as a result of the sharp decline in global oil prices, even though this trend reversed itself during the first half of the year.

During the first half of 2016, the shekel remained stable in terms of the nominal effective exchange rate (the average in June relative to the average in December), and relative to the U.S. dollar. Relative to the euro, the shekel appreciated by about 3%. Various models of the equilibrium exchange rate indicate that the shekel may be overvalued.

Activity in the housing market remained roburst during the reviewed period: Home prices continued to increase, and the volumes of transactions and of new mortgages originated remain high. At the beginning of the first half of 2016, the Research Department presented a forecast in which it projected that inflation would return to within the target range at the beginning of 2017, and that the Bank of Israel interest rate would increase gradually starting in the last quarter of 2016.

In regards to the seasonality, in Israel retail segment business results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Pesach holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Our revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

In 2016, the Passover holiday fell at the end of April, compared to 2015 when it was at the beginning of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2016, compared to last year.  The Passover holiday in the second quarter of 2016 had a greater effect on Shufersal’s results than in the corresponding quarter in 2015, therefore analysis of the results for the first half of the year compared to the corresponding period in 2015 better represents the changes between the periods.

E. OFF-BALANCE SHEET ARRANGEMENTS

Agricultural Business

In the ordinary course of business, FyO guarantees certain brokerage transactions. Under the agreement, FyO guarantees the performance of the producer in case it does not comply with the physical delivery. We have recourse against the non-performing party. As of June 30, 2016, the value of transacted merchandise for which guarantees were granted amounted to Ps. 102.7 million. As of the date of this annual report, there were non-performing parties under the agreements for which we had to respond as guarantor. As of the date of this annual report, the value of transacted merchandise for which guarantees were granted amounted to Ps. 65.8 million.

Urban Properties and Investment Business

As of June 30, 2016, IRSA did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The followings tables show our contractual obligations, as of June 30, 2016.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

Payments due by period
(in millions of Pesos)

As of June 30, 2016	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	14,287	438	562	54	4	15,345
Borrowings (Excluding finance lease liabilities)	25,260	21,093	31,601	10,176	59,037	147,167
Finance lease obligations	2,265	2,093	1,809	1,487	3,398	11,052
Derivative financial instruments	1128	178	15	-	-	1,321
Purchase Obligations	105	47	58	-		210
Total	43,045	23,849	34,045	11,717	62,439	175,095

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

Our current board of directors was elected at the shareholders’ meetings held on October 31, 2013, November 14, 2014 and October 30, 2015, for terms expiring in the years 2016, 2017 and 2018, respectively.

Our current directors are as follows:

Directors(1)	Date of Birth	Position in Cresud	Term Expires(2)	Date of Current Appointment	Current Position Held Since
Eduardo Sergio Elsztain	01/26/1960	Chairman	06/30/17	11/14/14	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/17	11/14/14	1994
Alejandro Gustavo Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/16(3)	10/31/13	1994
Gabriel A.G. Reznik	11/18/1958	Regular Director	06/30/18	10/30/15	2003
Jorge Oscar Fernández	01/08/1939	Regular Director	06/30/18	10/30/15	2003
Fernando Adrián Elsztain	01/04/1961	Regular Director	06/30/16(3)	10/31/13	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Regular Director	06/30/18	10/30/15	2006
Daniel E. Mellicovsky	01/17/1948	Regular Director	06/30/17	11/14/14	2008
Alejandro Gustavo Casaretto	10/15/1952	Regular Director	06/30/17	11/14/14	2008
Gastón Armando Lernoud	06/04/1968	Alternate Director	06/30/17	11/14/14	1999
Enrique Antonini	03/16/1950	Alternate Director	06/30/16(3)	10/31/13	2007
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/16(3)	10/31/13	2007

(1)
The business address of our management is Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.
(2)
Term expires at the annual ordinary shareholders’ meeting.
   (3)
   These position will be considerated in the annual ordinary shareholders´meeting that will take place October 28, 2016.

Gabriel A. G. Reznik, Jorge Oscar Fernandez, Pedro Dámaso Labaqui Palacio, Daniel Elias Mellicovsky, Enrique Antonini and Eduardo Kalpakian, qualify as independent, in accordance with the CNV’s Rules.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty five years. He is Chairman of the Board of Directors of IRSA Inversiones y Representaciones S.A., IRSA Commercial Properties, Cresud, BrasilAgro, Austral Gold Ltd. and Banco Hipotecario SA, among others. He is also Chairman of IDBD Development Corporation Ltd, Discount Investment Corporation. Mr. Elsztain is also member of the World Economic Forum, the Council of the Americas, the Group of 50 and Argentina’s Business Association (AEA). He is President of Fundacion IRSA, which promotes education among children and young people; President of TAGLIT - Birthright Argentina; Co-Founder of Endeavor Argentina; and Vice-President of the World Jewish Congress. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain’s brother.

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

Employment contracts with our directors and certain senior managers

We do not have written contracts with our directors. However, Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, Fernando A. Elsztain, Alejandro G. Casaretto and Gastón Armando Lernoud are employed by us under the Labor Contract Law No. 20,744.

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

The following table shows information about our current senior management of the Operations Center in Argentina (designated by the board of directors meeting):

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	CEO	1994
Carlos Blousson	09/21/1963	General Manager for Argentina and Bolivia Operations	2008
Matías I. Gaivironsky Alejandro Casaretto	02/23/1976 10/15/1952	Chief Financial and Administrative Officer Chief Regional Agricultural Officer	2011 2008

The following is a biographical description of each of our senior managers who are not directors:

Matías Iván Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration from Universidad de Buenos Aires. He has a Master in Finance from Universidad del CEMA. Since 1997 he has served in various positions at IRSA, IRSA CP and the Company, and he has served as Chief Financial Officer since December 2011. In early 2016, he was also designated to add the funtions of Administrative Officer. In 2008 he served as Chief Financial Officer in Tarshop S.A. and was later appointed Manager of the Capital Markets and Investor Relations Division of IRSA, IRSA CP and the Company.

Carlos Blousson. Mr. Blousson obtained a degree in agricultural engineering from University of Burnos Aires (Universidad de Buenos Aires). He has been working as our Chief Sales Officer since 1996. Prior to joining us, he worked as a futures and options operator at Vanexva Bursátil –Sociedad de Bolsa. Previously, he worked as a farmland manager and a technical advisor at Leucon S.A.

The following table shows information about our current senior management of the Operations Center in Israel:

Name	Date of birth	Position	Current position held since
Sholem Lapidot	10/22/1979	Chief Executive Officer	2016
Gil Kotler	04/10/1966	Chief Financial Officer	2016
Aaron Kaufman	03/03/1970	VP & General Counsel	2015

Sholem Lapidot. Mr. Lapidot has studied Rabbinical Studies and Jewish Philosophy in Argentina, Canada and Israel. He serves as Director in Discount Investment Corp. He has been the chief executive officer of IDB Development since January 2016.
Gil Kotler. Mr. Kotler obtained a bachelors’ degree in economics and accounting from Tel Aviv University in Israel in 1993. As well as a GMP at Harvard Business School in 2011. He has been the chief financial officer of IDB Development since April 2016.
Aaron Kaufman. Mr. Kaufman obtained a law degree in Tel Aviv University in 1996. He has been partner in Epstein Law Firm until November 2015, when he joined IDBD as a VP and General Counsel.

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

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA Inversiones y Representaciones Sociedad Anónima, IRSA Propiedades Comerciales S.A,, Hoteles Argentinos S.A., Inversora Bolívar, and Banco Hipotecario S.A, among other companies.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano & Asociados S.R.L. / firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committees of IRSA Inversiones y Representaciones Sociedad Anónima, IRSA Propiedades Comerciales S.A, Hoteles Argentinos S.A., Inversora Bolívar, and Banco Hipotecario S.A, among other companies.

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

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L / firm member of Nexia International. Mr. Murmis worked as an advisor to the Public Revenue Secretariat, Argentine Ministry of Economy. Furthermore, he is a member of the Supervisory Committee of IRSA Inversiones y Representaciones Sociedad Anónima,, Futuros y Opciones S.A., and Llao Llao Resorts S.A, among other companies.

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

KEY EMPLOYEES

There are no key employees.

B. COMPENSATION

Compensation of directors

Under the Argentine Law, if the compensation of the members of the Board of Directors is not established in the by-laws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the Company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased proportionally to the distribution, in accordance with the formulas and scales set forth under the CNV’s Technical Rules. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute or they are reduced, the shareholding meeting shall approve compensation in excess of the above metioned limits.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, it is considered at the shareholders’ meeting.

At our shareholders’ meeting held on October 30, 2015, a compensations for an aggregate amount of Ps.14,310,941 was approved for all of our directors for the fiscal year ended June 30, 2015.

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

The total and aggregate compensation paid to our senior management of the Operations Center in Argentina and the Agricultural Business for the fiscal year 2015/2016, started in July 2015, was Ps. 4,943,802.

The aggregate compensation paid to our Senior Management of the Operations Center in Israel since we gained control of IDBD on October 11, 2015 and until June 30, 2016, was Ps.11,36 million. For our CEO and CFO total compensation was considered since they were appointed in January 2016.

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

·
ordinary retirement as prescribed by labor law

·
total or permanent disability, and

·
death.

In case of resignation or termination without good cause, the participant may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years and if certain conditions have been fulfilled.

During this fiscal year ended June 30, 2016, the Company has made contributions to the plan for Ps. 3.6 million.

Long Term Incentive Program

The Shareholders’ Meetings held on October 31, 2011, October 31, 2012, and October 31, 2013, ratified the resolutions approved thereat as regards the incentive plan for the Company’s executive officers, up to 1% of its shareholders’ equity by allocating the same number of own treasury stock (the “Plan”), and delegated on the Board of Directors the broadest powers to fix the price, term, form, modality, opportunity and other conditions to implement such plan. In this sense and in accordance with the new Capital Markets Law, the Company has made the relevant filing with the CNV and pursuant to the comments received from such entity, it has made the relevant amendments to the Plan which, after the CNV had stated to have no further comments, were explained and approved at the Shareholders’ Meeting held on November 14, 2014, where the broadest powers were also delegated to the Board of Directors to implement such plan.

The Company has developed a medium and long term incentive and retention stock program for its management team and key employees under which share-based contributions were calculated based on the annual bonus for the years 2011, 2012, 2013 and 2014.

The beneficiaries under the Plan are invited to participate by the Board of Directors and their decision to access the Plan was voluntary.

In the future, the Participants or their successors in interest will have access to 100% of the benefit (Cresud’s shares contributed by the Company) in the following cases:

·
if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution.

·
retirement.

·
total or permanent disability.

·
death.

While participants are part of the program and until the conditions mentioned above are met to receive the shares corresponding to the contributions based on the 2011 to 2013 bonus, participants will receive the economic rights corresponding to the shares assigned to them. As provided under the plan, the shares of stock corresponding to the 2014 bonus were delivered in April 2015; moreover, an amount equivalent to one salary was delivered in the form of shares of stock to those employees who did not participate in the plan and who had discharged services for a term of two years.

The shares allocated to the Plan by the Company are shares purchased in 2009, which the Shareholders’ Meeting held on October 31, 2011, has specifically decided to allocate to the program.

Our CEO of the Operations Centers in Isreal, has a stock option remuneration plan which includes 5,310,000 options, that will be given in five series, and which may be exercised for 5,310,000 ordinary shares, par value NIS 1 per share of Discount Investments.

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

Internal Control

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

·
Effectiveness and efficiency of operations

·
Reliability of financial reporting

·
Compliance with applicable laws and regulations

Based on the above, the Company’s internal control system involves all levels of the company actively involved in exercising control:

·
the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

·
the management of each area is responsible for internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the area and, therefore, those of the entity as a whole;

·
the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

AUDIT COMMITTEE

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

On November 5, 2015, our board of directors appointed Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, Daniel Elías Mellicovsky and Gabriel Adolfo Gregorio Reznik, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

Remuneration Committee

There is no remuneration committee.

D. EMPLOYEES

Operations Center in Argentina

As of June 30, 2016, we had 2,879 employees.

As of such date, we had 1,117 permanent and 9 temporary employees in our Agricultural Business in Argentina, including our employees, FyO and SACPSA but not those of Agro-Uranga S.A. Approximately 52% are under collective labor agreements. We have good relations with each of our employees.

We employ 161 people in our International Agricultural businesses, composed of 122 employees of Brasilagro and 39 employees in the companies located in Bolivia.

Our Real Estate Business had 1,753 employees. Our Development and Sale of Properties and Other Non-Shopping Center Businesses segment had 31 employees, 4 of whom are represented by the Commerce Labor Union (Sindicato de Empleados de Comercio, or SEC) and 10 by the Horizontal Property Union (SUTERH). The Shopping Center segment had 964 employees including 461 under collective labor agreements. Our Hotels segment had 758 employees with 622 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates mentioned below:

	Agricultural Business(1)		Real Estate Business
	Permanent	Temporary	Development and Sale of Properties and Other Non-Shopping Center Businesses (2)	Shopping Centers	Hotels(3)	Total
June 30, 2011	772	48	82	811	678	2,391
June 30, 2012	848	17	92	833	662	2,452
June 30, 2013	857	11	91	787	662	2,408
June 30, 2014	756	16	89	872	647	2,380
June 30, 2015(4)	1,099	16	34	973	704	2,826
June 30, 2016	1,117	9	31	964	758	2,879

(1)
Agricultural Business includes our employees and employees of FyO and SACPSA, but not those of Agro-Uranga S.A.
(2)
Includes IRSA, Consorcio Libertador S.A., and Consorcio Maipú 1300 S.A.
(3)
Hotels include Intercontinental, Sheraton Libertador and Llao Llao.
(4)
During April and May 2015, the employees who were assigned to IRSA, and used to be in charge of the building’s operations and the real estate business, were transferred to IRSA Commercial Properties.

Operations Center in Israel

The following table shows the number of employees as of March 31, 2016 of our Israeli operating center divided by company:

IDBD	29
DIC (1)	31
Shufersal	13,726
Cellcom (2)	3,138
PBC (3)	221
Other(4)	1,042
Total	18,187
(1) Includes Elron’s employees.
(2) Does not include temporary or external employees.
(3) Includes 106 hotel and cleaning employees.
(4) Includes IDBG, Bartan and IDB Tourism

E. SHARE OWNERSHIP

Share ownership of directors, members of the supervisory committee, and senior management as of June 30, 2016.

The following table sets forth the amount and percentage (expressed on a fully diluted basis) of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2016(2):

Name	Position	Number of Shares	Percentage
Directors
Eduardo Sergio Elsztain (1)	Chairman	154,993,977	30.90%
Saúl Zang	First vice-chairman	4,012,506	0.80%
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	7,145,810	1.42%
Gabriel A. G. Reznik	Director	-	-
Jorge Oscar Fernández	Director	3,034,219	0.60%
Fernando Adrián Elsztain	Director	-	-
Pedro Damaso Labaqui Palacio	Director	6,000	0.00%
Daniel Elias Mellicovsky	Director	-	-
Alejandro Gustavo Casaretto	Director/Regional manager of Agricultural Real Estate	135,035	0.03%
Gastón Armando Lernoud	Alternate Director	11,091	0.00%
Enrique Antonini	Alternate Director	-	-
Eduardo Kalpakian	Alternate Director	-	-

Senior Management
Matias Gaivironsky	Chief Financial and Administrative Officer	83,080	0.02%
Carlos Blousson	Chief Executive Officer of the International Operation	9,986	0.00%

Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noemí Ivonne Cohn	Member	-	-
Roberto Daniel Murmis	Alternate member	-	-
Alicia Graciela Rigueira	Alternate member	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-
Executive Committee
Eduardo Sergio Elsztain	Member	154,993,977	30.90%
Saúl Zang	Member	4,012,506	0.80%
Alejandro Gustavo Elsztain	Member	7,145,810	1.42%

(1)
Includes (i) 154,898,780 shares beneficially owned by IFISA, for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 880 common shares beneficially owned by Consultores Venture Capital Uruguay S.A. (iii) 752 common shares held by Consultores Asset Management S.A. and (iv) 93,565 common shares owned directly by Mr. Eduardo S. Elsztain.

(2)
David Alberto Perednik resigned his position as alternate director on September 29, 2016. For more information please see “Recent DevelopmentsResignation as alternate director.”

Option Ownership

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our Capital Stock

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, shares or securities other than those described under the following sections: (i) Item 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) Item 6. Directors, Senior Management and Employees – B. Compensation – Mid and Long Term Incentive Program.

Item 7.                      Major shareholders and related party transactions

A. MAJOR SHAREHOLDERS

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, ANSES (The Argentine Social Security National Agency) and all our directors and officers as a group. Percentages are expressed on a fully diluted basis.

	Share Ownership as of June 30, 2016
Shareholder	Number of Shares	Percentage
IFISA(1)(2)	154,993,977	30.90%
Directors and officers(3)	14,541,717	2.90%
ANSES	17,862,157	3.56%
Total	187,397,851	37.36%

(1)
Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2)
As a result, Mr. Elsztain may be deemed beneficial owner of 30.90% of our total shares, which includes (i) 154,898,780 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 880 common shares beneficially owned by Consultores Venture Capital Uruguay S.A., (iii) 752 common shares held by Consultores Asset Management S.A. and (iv) 93,565 common shares owned directly by Mr. Eduardo S. Elsztain.
(3)
Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Change in Capital Stock Ownership

	As of June 30,
	2016	2015	2014	2013	2012
IFISA(1)(2)	30.9%	37.4%	39.3%	39.3%	38.8%
D.E. Shaw & Co L.P. (3)	-	-	0.7%	2.1%	3.2%
Senvest Management LLC	4.7%	5.1%	3.6%	0.7%	0.3%
Directors and officers(4)	2.9%	2.3%	2.4%	2.2%	1.9%
ANSES	3.6%	3.6%	3.4%	3.4%	3.1%
(1)
Mr. Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd., which owns 100% of IFISA.
(2)
As a result, Mr. Eduardo S. Elsztain may be deemed beneficial owner of 30.90% of our total shares, which includes (i) 154,898,780 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 880 common shares beneficially owned by Consultores Venture Capital Uruguay S.A., (iii) 752 common shares held by Consultores Asset Management S.A.   (iv) 93,565 common shares owned directly by Mr. Eduardo S. Elsztain.
(3)
According to the Form filed with the SEC.
(4)
Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date in a change in control.

Securities held in the host country

As of June 30, 2016, our total issued and outstanding capital stock outstanding consisted of  501,642,804 common shares. As of June 30, 2016, there were approximately 41,803,722 Global Depositary Shares (representing 418,037,222 of our common shares, or 83.33% of all of our outstanding shares held) in the United States by approximately 86 registered holders of Global Depositary Shares.

As of June 30, 2016 our directors and senior officers controlled, directly or indirectly, approximately 33.79% of our common shares. As a result, these shareholders have, and will continue to have, significant influence on the election of our directors and the outcome of any action requiring shareholder approval.

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

Agreement for the Exchange of Corporate Services with IRSA and IRSA CP

Considering that each of IRSA, IRSA CP and us have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of our combined activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between IRSA, IRSA CP and us, which was amended several times to bring it in line with evolving requirements. The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

This agreement currently provides for the exchange and sharing of services among the following areas: Human Resources, Finance, Institutional Relations, Administration and Control, Insurance, Security, Agreements, Technical Tasks, Infrastructure and Services, Procurement, Architecture and Design, Development and Works, Real Estate, Hotels, Board of Directors, Board of directors of Real Estate Business, General Manager Office, Board Safety, Audit Committee, Real Estate Business Management, Human Resources of Real Estate Business, Fraud Prevention, Internal Audit and Agricultural Investment Management.

Pursuant to this agreement, the companies hired Deloitte & Co., an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

The operations indicated above allow both IRSA and IRSA CP to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment being allocated on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the related companies.

Offices and Shopping centers spaces leases

Our Chairman’s offices are located at Bolívar 108, City of Buenos Aires. We have leased this property from Isaac Elsztain e Hijos S.C.A., a company controlled by certain relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and certain of his relatives.

In addition, we, IRSA, Tarshop, BACS, BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by IRSA CP in different buildings.

Furthermore, we also let various spaces in our Shopping Centers (stores, stands, storage space or advertising space) to third parties and related parties such us Tarshop S.A. and BHSA.

Lease agreements entered into with associates included similar provisions and amounts to those included in agreements with third parties.

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Company’s employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It finances its activities with donations from IRSA, IRSA CP, Cresud and others related companies.

On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby 3,800 square meters of the constructed area at the Abasto shopping center was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such store and its respective obligations to Fundación Museo de los Niños.

On November 29, 2005, IRSA CP signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670.11 square meters of the constructed area at Alto Rosario shopping center for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up “Museo de los Niños”, Abasto and “Museo de los Niños, Rosario”, two interactive learning centers intended for children and adults. Both agreements establish the payment of common expenses and direct expenses related to the services performed by these stores should be borne by Fundación Museo de los Niños.

Legal Services

We hire legal services from Estudio Zang, Bergel & Viñes, in which Saúl Zang is a partner. Mr. Zang is a member of our Board of Directors and that of our related companies. During the fiscal years ended June 30, 2016, 2015 and 2014 we paid Zang, Bergel & Viñes Abogados an aggregate amount of approximately Ps.6 million, Ps.5 million and Ps.4 million, respectively, as payment for legal services.

Purchase of agrochemicals from Adama

Adama is a company specialized in agrochemicals, particularly used in farming, and is a worldwide leader in active ingredients used in agricultural production. CRESUD, in the normal course of its business, acquires agrochemical products and/or hires services from Adama.  On July 17, 2016, DIC reported that it had signed an agreement with ChemChina to sell 40% of Adama Agricultural Solutions Ltd.’s shares, indirectly controlled by IDBD through DIC. For more information see “Recent Developments.”

Hospitality Services

We and our related parties hire, in certain occasions, hotel services and lease conference rooms for events to Nuevas Fronteras S.A. and Hoteles Argentinos S.A., subsidiaries of IRSA.

Purchase and sale of goods and/or service hiring

In the normal course of its business and with the aim of making resources more efficient, we, or our related parties, including our parent company, in certain occasions purchases and/or hires services which later sells and/or recovers for companies or other related parties, based upon their actual utilization.

Borrowings

In the normal course of its activities, we enter into diverse loan agreements or credit facilities between our subsidiaries and/or other related parties. These borrowings generally accrue interests at market rates.

Financial and service operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario S.A. and BACS Banco de Crédito y Securitización S.A. usually act as underwriters in Capital Market transactions.

In addition, we have entered into agreements with BHSA, who provides collection services for our Shopping Centers.

Transactions with IFISA

On February 10, 2015, Dolphin, sold 71,388,470 IDBD shares to IFISA, for an amount of US$ 25.6 million, US$ 4.0 million of which were paid upon execution and the remaining balance of US$ 21.6 million were financed for a term of up to 360 days and priced at Libor 1M (one month) + 3%. On May 9, 2016, the parties agreed to extend the expiration date for 30 days as from execution of the addenda, to be automatically renewable every 30 days for a maximum term of 180 days, and increasing the rate to 9% since February 10, 2016.

On May 31, 2015, IRSA, through Dolphin, sold to IFISA 46 million of warrants Series 4 for a total amount of NIS 0.46 million (equivalent to US$ 0.12 million at the time of the transaction), provided IFISA agreed to exercise them fully when Dolphin were so required by IDBD.

On July 28, 2015, Dolphin granted a loan to IFISA for an amount of US$ 7.2 million, due in July 2016, which accrues interest at Libor 1M (one month) + 3%. On May 9, the parties agreed to extend the expiration date to June 8, 2016, to be automatically renewable every 30 days for a maximum term of 180 days, and increased the rate to 9%.

On October 9, 2015, IRSA granted a loan in the amount of US$ 40 million to IFISA. The term of the loan is one year calculated from the disbursement and will bear interest at a rate of 3% + Libor 1M, to be determined monthly. On October 9, 2016, the parties agreed to extend the expiration date to be automatically renewable every 30 days for a maximum term of 180 days and increase the rate to 9%.

In February 2016, DN B.V., a subsidiary of Dolphin, entered into an option contract with IFISA whereby Dolphin is granted the right, but not the obligation to acquire 92,665,925 shares of IDBD held by IFISA at a share price of NIS 1.64 plus an annual interest of 8.5%. The exercise date for the option extends for two years.

All transactions are carried out at arm’s length.

On June 2014, the Company – through its subsidiary, Real Estate Investment Group IV LP – renewed a credit facility granted by IFISA, a company indirectly controlled by Eduardo Sergio Elsztain, for a total amount of 1.4 million shares of Hersha Hospitality Trust. The transaction was agreed upon for a term of 30 days, which could be renewed for up to 360 days; the facility was priced at Libor (3 months) + 50 bp. This credit facility was cancelled after the end of fiscal year 2014 in order to sell the remaining amount of Hersha.

As of June 30, 2016 we had current a credit line with IFISA of shares and/or GDRs of IRSA for up to 3,500,000 GDRs. The expiration of this line will operate in June 2017 and bears an annual fixed rate of 6%.

On June 18, 2012 we entered a credit facility agreement with IFISA, pursuant to which we agreed to lend to IFISA up to US$ 6.0 million, which will mature on November 24, 2012, then it was extended until November 24, 2015, at an interest rate equivalent to LIBOR (12 months) + 300 bp., date in which was canceled.

Investment in mutual funds of BACS Administradora de Activos S.A. S.G.F.C.I.

We invest from time to time our liquid fund in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario, among other entities.

Credit line with IRSA Propiedades Comerciales S.A.

On July 5, 2016, IRSA renewed and increased the credit line with IRSA Propiedades Comerciales S.A. for up to US$ 120 million, in which IRSA Propiedades Comerciales S.A. is the lender and IRSA is, directly or indirectly, the borrower. The loan bears annual interest at a rate of 9% and matures on June 24, 2017.

As of the date of this annual report, the total amount due by IRSA to IRSA Commercial Properties amounts to US$45 million.

Farmland Lease Agreement San Bernardo

We lease a farmland located in the Province of Córdoba, from San Bernardo de Córdoba S.A. (formerly known as Isaac Elsztain e Hijos S.C.A.), pursuant to a lease agreement effective as of August 2015. The leased farmland has an extension of 12,600 hectares.

The rent to be paid is the equivalent in Pesos of 3,5kg of beef per hectare. The beef price will be set, taking into account the price per kilo of beef quoted on Mercado de Hacienda de Liniers, the previous week of the payment date. In addition, the parties have agreed in a productivity prize of 15% of the weight that the cattle achieve above 240.000kg. This prize will be payable on September 2016. This lease contemplates the possibility of extension up to two periods per year. Currently being agreed conditions of its extension.

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

During fiscal year ended June 30, 2016 and 2014 there were not charges for consulting agreement fees. During fiscal year ended June 30, 2015 the charge for consulting agreement fees was of Ps. 11.4 million.

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

Purchase and sale of goods and/or service hiring

In the normal course of its business and with the aim of making resources more efficient, we, or our related parties, including our parent company, in certain occasions purchases and/or hires services which later sells and/or recovers for companies or other related parties, based upon their actual utilization.

Investment in Dolphin Fund Ltd.

As of the date of this annual report, we have invested approximately US$544 million in Dolphin, through our subsidiaries. Dolphin Fund Ltd, is an investment fund incorporated under the laws of Bermuda, whose investment manager is Consultores Venture Capital Uruguay S.A., a company controlled indirectly by our Chairman, Eduardo S. Elsztain. Dolphin Netherlands is a subsidiary of Dolphin Fund Ltd, incorporated in the Netherlands. Such investments were made in order to carry out the investment in IDB Development Corp. For more information please see Item 4. Information on the Company – A. History and development of the Company – “Investment of IDB Development Corporation Ltd. (IDBD).

Sale of farmland "La Adela"

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

Transfer of tax credits

Sociedad Anónima Carnes Pampeanas S.A. (subsidiary of Cresud) and Cresud, assigned credits to IRSA CP and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

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

In addition, the Company is involved in several legal proceedings, including tax, labor, civil, administrative and other matters for which the Company has not established provisions based on the information assessed to date. In the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or collectively, will not have a material adverse effect on the consolidated financial position, liquidity and results of operations of the Company. For ease of presentation, the Company has categorized these matters between those arising out of our agricultural and agro-industrial activities and those arising out of our investment and development properties business activities.

IRSA’s and IRSA Commercial Properties’ legal or arbitration proceedings

Operations Center in Argentina

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the abovementioned criminal procedure, that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, would be lost. As of June 30, 2016, we had not established any reserve with respect of this contingency.

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to be reimbursed from all the losses which have arose upon the fraud committed. On March 7, 2015 Puerto Retiro responded filing certain preliminary objections, such as prescription or limitation, lack of information to respond the lawsuit, lack of legitimacy (active and passive). On July 12, 2016 Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal N° 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal with regard to the rejection of these two objections. But, on the other hand, the other two objections will be studied at the moment of deliver the sentence, which is an important step in order to obtain a favorable decision.

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. Neuquén’s Executive Branch previously rejected this request under Executive Branch Decree N° 1437/2002 which also established the expiration of the rights arising from Ordinance 5178 due to not building the shopping center in time, including the loss of the land and of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms for the construction of the shopping center, taking into account the economic situation at that time and including reasonable short and medium term projections. Neuquén’s Executive Branch rejected this request in their Executive Branch Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Executive Branch Decrees 1,437/2002 and 585/2003 issued by the City Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

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

Shopping Neuquén came to an agreement and paid all of the City’s lawyers, including pending fees contested in court.

Shopping Neuquén finished the construction and opened the shopping center in March, 2015, obtaining also all necessary provincial and city authorizations for it.

Arcos del Gourmet

In December 2011, IRSA Commercial Properties started to develop, through our subsidiary Arcos, the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. On December 10, 2013, Administrative and Tax Contentious Court of Appeal of the City of Buenos Aires ratified an injunction that suspends the opening of the shopping center on the grounds that it has failed to obtain certain government permits. Despite the fact that the construction has all government permits in place, IRSA Commercial Properties has filed an appeal against the decision and have requested that the injunction be lifted. In such sense, on April 10, 2014, the government of the City of Buenos Aires issued a new environmental compliance certificate. IRSA Commercial Properties obtained a favorable decision on this case based on procedural grounds. Notwithstanding, the plaintiff appealed this decision, and the file was placed on the Court of Appeal on September 23, 2014.

On the other hand, there is another judicial process entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo”. On August 29, 2014 the lower court rendered a decision rejecting the case. This resolution was appealed but afterwards, was confirmed in December, 2014. Therefore, on December 18th, 2014, the “Arcos” Project was opened to the public, operating normally nowadays. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on the constitutional’s matters involved. The Court has not rendered a decision yet.

Moreover, on May 18th, 2015 IRSA Commercial Properties was notified of the revocation of the Agreement for the Reorganization for Use and Exploitation Nº AF000261 (“Contrato de Readecuación de Concesión de Uso y Explotación NºAF000261” issued by the Agency for the Management of the State Assets (“Agencia de Administración de Bienes del Estado” or “AABE”) through Resolution Nº 170/2014. This Resolution was not enacted due to breach of contract by Arcos del Gourmet nor it has implied up to the date of this annual report the interruption of the economic exploitation neither of the functioning of the shopping center that IRSA Commercial Properties operate there. IRSA Commercial Properties has filed the proper administrative and judicial motions to revoke the Resolution and as of the date of this annual report these proceedings are ongoing.

Notwithstanding the aforesaid, the “Federación de Comercio e Industria de la Ciudad de Buenos Aires” has filed a motion for the unhold of the injuction. On March 17, 2015 this request was rejected. As a consequence, it has filed a complaint appeal, process that has not been ended yet.

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

After we sold the Edificio Costeros, dique II, on November 20, 2009, we requested an opinion to the Argentine Antitrust Authority as to whether it was necessary to report this transaction. The Argentine Antitrust Authoriry advise us that it was required to notify the transaction. We challenged this decision, but it was confirmed. On December 5, 2011, we notified the transaction and on April 30, 2013 the transaction was approved by the Argentine Antitrust Authority by Resolution No. 38 as a result of that this legal proceeding was concluded.

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

On April 11, 2011, Quality Invest requested the Argentine Antitrust Authority opinion regarding Quality’s acquisition Property of a warehouse owned by Nobleza Piccardo S.A.I.C. y F. located in San Martín, Province of Buenos Aires. The Argentine Antitrust Authority stated that there was an obligation to notify the situation, but Quality Invest filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Argentine Antitrust Authorities’ decision regarding the obligation to notify and, therefore, on February 23, 2012, the transaction was filed. As of the date of this annual report, the Argentine Antitrust Authority is analyzing this decision.

On august 23, 2011, IRSA Commercial Properties notified the Argentine Antitrust Authority the direct and indirect acquisition of common shares of NPSF, the transaction involved the direct acquisition of 33.33% of NPSF and 16.66% through our controlled vehicle Torodur S.A. As of the date of this annual report the transaction is being analyzed by the Argentine Antitrust Authority.

On June 16, 2012, we sold to Cabaña Don Francisco S.A. certain Costeros Dique IV’s functional units, to be used for office space, and complementary units to be used for parking. In addition, we assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the Argentine Antitrust Authority as to the need to report such transaction. The Argentine Antitrust Authority resolved that the transaction was exempt from report on May 21, 2014, so this legal process was finished.

On December 7, 2012, we filed with the Argentine Antitrust Authority the adquisition of EHSA, which has the beneficial ownership of 50% of La Rural S.A That company runs an exposition center known as Predio Ferial de Palermo. As of the date of this annual report, the Argentine Antitrust Authority is analyzing the transaction.

Through the issuance of Resolution N°. 16,521 dated February 17, 2011 the CNV commenced a summary proceeding against the members of IRSA’s board of directors and its supervisory committee members (all of them at that time, including among others Eduardo S. Elsztain), alleging certain formal errors in the Inventory and Balance Sheet Book, specifically the failure by the Company to comply with certain formalities in the presentation of a table included in the Memoria (annual report); arising from an investigation carried out by the CNV in October 2010. Applicable law requires that the corrections of any errors in the annual report include a legend identifying each error and the way in which it was corrected, including insertion of the holographic signature from the chairman of the board. In this case, we first corrected the mistake and after the request from the CNV included the legend and the holographic signature of the chairman, required by the relevant formalities.

IRSA´s response to the CNV’s allegations containing the arguments for the defense was filed in March 2011 and the first hearing was held in May 2011. In April, 2013, the CNV imposed (as a result of the aforementioned alleged charge) a fine on the members of IRSA´s board of directors and its supervisory committee members. The fine imposed by the CNV amounts to Ps. 270,000 equivalent to US$ 49,632 and it was imposed to IRSA and the members of the board together. The amount of the fine demonstrates the immaterial nature of the alleged violations. Even though the fine was paid, in April 2013, IRSA appealed such resolution, which is still ongoing in Court Room N°. IV of the National Chamber of Appeals in Federal Administrative Procedures (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

For more information see “Item. 3(d) Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future”.

Class actions in the United States

              On May 9, 2016, a putative shareholder class action was filed in the United States District Court for the Eastern District of Pennsylvania against IRSA, certain of its officers and directors, and Cresud. The complaint asserts violations of the federal securities laws on behalf of persons that purchased IRSA’s American Depositary Receipts between November 3, 2014 and December 30, 2015, and alleges that defendants made materially false and misleading statements and omissions relating to IRSA’s investment in IDBD.  More specifically, the complaint alleges that IRSA’s disclosures during that time period misrepresented and failed to disclose that (1) IDBD’s US$6.7 billion net debt should have been consolidated in IRSA’s financial statements and (2) as so consolidated, IRSA’s debt would violate the covenants specified in IRSA’s Global Notes Indenture.

               This class action was transferred to the United States District Court for the Southern District of New York on July 14, 2016, and referred to Judge Vernon S. Broderick on July 19, 2016.  A putative class representative has filed a motion to be appointed as lead plaintiff and to appoint class counsel. Such motion remains pending before the Court. Defendants believe that there is no merit to the claims alleged and intend to vigorously defend these actions. Nevertheless, no assurance can be given that we will be successful in defending these claims.

Operations Center in Israel

Litigation against IDB

In recent years there has been an increasing trend of filing derivative and class action claims in the area of corporate and securities laws in Israel. While taking into account such issues and the financial position of IDB and its holding structure, claims in considerable amounts may be filed against IDB, including in connection with its financial position and cash flows, with offerings that it makes, and transactions that were carried out or not completed, including with regards to the contentions and claims of the controlling shareholders that took place in IDB.

Arbitration proceedings relating to the obtainment of control in IDBD.

On May 7, 2014, a transaction was agreed whereby the Company, acting indirectly through Dolphin, acquired jointly with ETH (a non-related company established under the laws of the State of Israel, which was presented to Dolphin as a company controlled by Mordechay Ben Moshé), an aggregate number of 106.6 million common shares in IDBD, representing 53.30% of its stock capital, under the scope of the debt restructuring Arrangement of IDBH, IDBD's parent company, with its creditors.

Under the terms of the agreement entered into between Dolphin and ETH (the “Shareholders’ Agreement”), Dolphin acquired 50% interest in this investment, and ETH acquired the remaining 50%. The initial total investment amount was NIS 950, equivalent to approximately US$ 272 at the exchange rate prevailing on that date.

On May 28, 2015, ETH launched the BMBY mechanism provided in the Shareholders’ Agreement (clause which establishes that each party of the Shareholders' Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price). In addition, ETH further added that the purchaser thereunder required to assume all obligations of seller.

On June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved through an arbitration process brought by Dolphin and ETH, on September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA (related company to the Company) were entitled to act as buyers in the BMBY process, and ETH had to sell all of the IDBD shares held by it (92,665,925 shares) at a price of NIS 1.64 per share; (ii) The buyer had to fulfill all of the commitments included in the Arrangement, including the commitment to carry out Tender Offers; (iii) The buyer had to pledge in favor of the Arrangement Trustees the shares that were previously pledged in favor of the Arrangement Trustees by the seller.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD's shares of stock held by ETH. Consequently, the Shareholders' Agreement ceased and members of IDBD's Board of Directors representing ETH submitted their irrevocable resignation to the Board, therefore Dolphin was hence empowered to appoint the new members to the Board. Additionally, on the same date, Dolphin pledged additional shares as collateral to secure compliance with the IDBD stock purchase agreement, thereby increasing the number of pledged shares to 64,067,710. As a consequence, the Company gained control of IDBD and started to consolidate financial statements as from that date.

In addition to the competent arbitrator’s decision issued on September 24, 2015, ETH and Dolphin still have counterclaims of different kinds which are subject to such arbitration proceeding. As of the filing date of this Annual Report, the proceeding is still being heard.

Litigation against Clal Insurance and its subsidiaries

This exposure is especially high in the areas of long-term savings and long-term health insurance in which Clal Insurance operates, inter alia, in view of the fact that in these areas the policies were issued decades ago, while at present, after significant changes in the regulatory environment and against the background of developments in legal precedent and the Israeli authority’s position, the same policies may be interpreted differently, retrospectively, and may be subjected to different interpretation standards than those that were customary at the time that the policies were made. Moreover, in these areas the policies are valid for dozens of years and, therefore, there is a risk that in those cases in which a customer’s claim is accepted and a new interpretation is given to the policy, the future profitability of Clal Insurance in respect of the existing policy portfolio will also be affected. This is in addition to the possible compensation that could be given to the customers due to past activity.

Alongside these aspects, during 2015 amendments were made to reflect a significant reform in the field of approving an insurance program which allows the Israeli authority, under certain conditions, to order the insurer to stop introducing an insurance policy or to order an insurer to make a change to an insurance policy, even with regard to policies that have already been marketed by the insurer. It is not possible to foresee to what extent insurers are exposed to claims in connection with the provisions of the policy, the manner of implementing the Israeli authority’s powers pursuant to the insurance policy reform and its implications, which may be raised, inter alia, by means of the procedural mechanism provided in the Israeli Class Actions Law.

There are claims that have been recognized as class action suits, claims for which there are pending motions to have them certified as class action suits, and other claims which are immaterial. These claims include mainly claims of improper actions, not in accordance with laws, licenses or breaches of agreements with customers or performance of tort damages toward customers (especially misleading a customer, or a negligent misrepresentation), causing damage, either monetary or non-monetary, to customers. A significant amount of these claims also include claims of charging excessive premiums and payment of lower than called for insurance compensation. In addition, there are pending motions to have claims certified as derivative actions.

Sale of shares of Clal Insurance Enterprises Holdings Ltd

On August 21, 2013, on the background of concerns about the ability of the previous controlling shareholders of IDBD (Dankner group) to meet the requirements to have control over an insurance company, set forth by the Commissioner of Capital Markets, Insurance and Savings (which is a division within the Ministry of Finance of Israel; the "Commissioner"), the Commissioner required that IDBD transfer 51% of the shares in Clal to Mr. Moshe Terry ("the Trustee") and to grant the Trustee an irrevocable power of attorney with regard to the voting of such shares in Clal.

On November 27, 2013, and as part of the debt arrangement In IDB Holdings Corporation Ltd., the Commissioner set forth an outline to enable the change of control in IDBD (as part of the debt arrangement), whereby the Commissioner would not view such change of control as being a breach of the Supervision of Financial Services (Insurance) Law, 1981 (the "Insurance Law"), subject to certain conditions, including terms whereby if until 31.12.2014 a control permit for Clal Insurance will not be obtained for the new controlling shareholders in IDBD, or, that an agreement for the sale of the controlling stake in Clal Insurance will not have been signed, then the Trustee will be authorized to sell the Clal Insurance shares that the Trustee holds. Both groups that had submitted proposals in the debt arrangement process (including the Dolphin group) approved such outline.

On December 30, 2014, the Commissioner sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Trustee’s continuity in office, among other aspects.

The sale arrangement outlined in the letter involves IDBD’s and the Trustee’s interests in the sale process under different options and timeframes. As of June 30, 2016, the current sale arrangement involved the sale of the interest, as per the following detail and by the following dates:

a.   IDBD would have to sell at least 5% of its equity interest in Clal per each 4 month period beginning as of January 7, 2016.
b.   During each of the subsequent four-month periods, IDBD would have to sell at least an additional 5% of its equity interest in Clal.
c.   If IDBD sells more than 5% of its equity interest in Clal in any given four-month period, the percentage in excess of the required 5% would be offset against the percentage required in the following 4 month period.

IDBD would be required to continue to sell all of its holdings in Clal apart for such holdings that do not require a permit pursuant to applicable law, or, alternatively, such holdings that IDBD will be permitted to hold pursuant to applicable law.

In case IDBD does not fulfill its obligation in the manner described in the above paragraph the Trustee would be entitled to act upon the specified arrangement in lieu of IDBD, pursuant to all powers that had been vested under the representations of the trust letter. The consideration for the sale would be transferred to IDBD, with the expenses incurred in the sale process to be solely borne by IDBD.

On May 7 ,2016 the Commissioner requested that the Trustee act to sell 5% of the shares of Clal Insurance according to the December 30, 2014 letter. IDBD has objected to such sale, and notified the Trustee that in case the Trustee shall sell shares then IDBD will consider claiming against the Trustee for damages. As a result, on July 13, 2016 the Trustee applied to the Tel Aviv District Court to obtain instruction on whether and how to sell such 5% of Clal Insurance shares.

On May 26, 2016 IDBD's board decided to commence a competitive process for the sale of a control stake in Clal. Following such decision, on July 1, 2016 IDBD entered into an agreement with JP Morgan to serve as an investment bank on behalf of IDBD for the sale of a control stake in Clal.

In addition, in June 2015, an application for a Israeli court to approve the commencement of a class action against IDBD, IDBD’s directors (some of which are also our directors), Dolphin Netherlands B.V. and C.A.A Extra Holdings Ltd. was filed by individuals who argue that IDBD’s controlling shareholders and board of directors acted in concert to frustrate the sale of shares of Clal Insurance Enterprises Holdings Ltd (or Clal) to JT Capital Fund. The applicants argue that this caused them material damages as under the terms of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd. with its creditors, they would have been entitled to receive a larger payment had the above mentioned sale been consummated. Furthermore, they allege that the 2014 and 2015 rights offerings of IDBD discriminated against the minority shareholders.  On March 21, 2016, the respondents filed a motion to dismiss this class action application. On June 2, 2016, the Court partially accepted this motion, and ordered the applicants to file an amended class action application that would include only the arguments and remedies with respect to the said Clal transaction. On August 2, 2016, the respondents filed a motion to appeal (regarding the decision not to dismiss the arguments concerning the Clal transaction) and, on August 14, 2016, the applicants filed an appeal (regarding the decision to dismiss the arguments concerning the rights offering) both before the Israeli Supreme Court. As of the date of this annual report, the Supreme Court has decided that the motion to appeal and the appeal will be heard jointly, and has ordered stay of the proceedings.

Litigation against Cellcom and its subsidiaries

In the normal course of business, claims have been filed against Cellcom by its customers. These are mostly motions for approval of class actions, primarily concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them.

In addition, in the normal course of business, claims have been filed against Cellcom in issues related to the environment, including claims regarding non-ionizing radiation from cellular handsets and claims in respect of sites belonging to Cellcom. These are mostly motions for approval of class actions, relating to allegations of unlawful conduct or breach of license causing monetary and non-monetary damage (including claims for future damages).

Litigation against Adama and its subsidiaries

In the normal course of business, Adama is involved in various legal claims involving environmental claims for smell and noise hazards relating to its site.  claims by employees, subcontractors, suppliers, authorities and others which concern, inter alia, claims for breaches of provisions of the law regarding termination of employment and obligatory payments to employees, claims for breach of contract and patent infringement, and compulsory payments to authorities.

Litigation against Shufersal

In the normal course of business, legal claims were filed against Shufersal by its customers. These are mostly motions for certification of class actions, which mainly concern claims of charging money unlawfully, acting contrary to the law or a license, or a breach of the agreements with customers, causing financial and non-financial loss to them.

In addition in the normal course of business, legal claims were filed with the courts against Shufersal by employees, subcontractors, suppliers, authorities and others, which relate mainly to claims of breaches of the provisions of the law in relation to the termination of workers’ employment and compulsory payments to employees, claims of breaches of contract and compulsory payments to authorities.

Dividends policy

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

Year	Total Dividend	Dividend per Common Share (1)
	(in million of Ps.)	(in Ps.)
2010	-	-
2011	69.0	0.138
2012	63.8	0.149
2013	120.0	0.242
2014	120.0	0.242
2015	-	-
2016	-	-
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

B. SIGNIFICANT CHANGES

Annual Shareholders’ Meeting

Our annual shareholders’ meeting will be held on October 31, 2016, in order to consider and approve, among others, the following matters: (i) consideration of documents contemplated in section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2016; (ii) Consideration of the result of the fiscal year ended June 30, 2016 which resulted in a loss for the amount of Ps. 1,401,856,585; (iii) consideration of Board of Directors’ performance; (iv) consideration of Supervisory Committee’s performance; (v) consideration of compensation payable to the Board of Directors for Ps. 18,985,218 (total compensation) for the fiscal year ended June 30, 2016; (vi) consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2016; (vii) consideration of the appointment of Regular Directors and Alternate Directors, as applicable; (viii) appointment of Regular and Alternate Members of the Supervisory Committee; (ix) appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers; (x) updating of report on Shared Services Agreement; (xi) treatment of amounts paid as personal assets tax levied on the shareholders; (xii) consideration of the renewal of the delegation to the Board of Directors of the broadest powers to establish the time and currency of issuance, and other terms and conditions of the issuance of notes under the global note program, for up to US$300.000.000 currently in force in accordance with approved by the shareholders' meeting dated October 31, 2012, and November 14, 2014 and its extension for an additional amount of US$200.000.000 in accordance with approved by the shareholders' meeting dated October 30, 2015; (xiii) consideration of granting indemnities to Messrs. Directors, Syndics and Managers who work or have worked in the Company in a manner subsidiary to D&O policies; (xiv) consideration of special financial merger statement of AGRO MANAGERS S.A .; special separate financial merger statements of Cresud and consolidated financial merger statements of Cresud with AGRO MANAGERS S.A. as June 30, 2016 as well as the reports of the supervisory committee and the auditor. Consideration of the preliminary merger by absorption with AGRO MANAGERS S.A. and other related documentation. Authorizations and delegations. Appointment of proxy to grant definitive agreements and other formalities; (xv) consideration of the distribution of treasury shares.

Item 9.                      The Offer and Listing

A. OFFER AND LISTING DETAILS

The following summary provides information concerning our share capital and briefly describes all material provisions of our bylaws and the Argentine Corporation Law.

Stock Exchanges in which our securities are listed

Our common shares are listed on the BASE under the trading symbol “CRES” and on NASDAQ under the trading symbol “CRESY.” As of June 30, 2016 our outstanding capital stock consisted of 501,642,804 common shares, Ps.1.00 par value per share.

As of that date of this annual report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non assessable. As of June 30, 2016, there were approximately 4,782 holders of our common shares.

Price history of our stock on the Buenos Aires Stock Exchange and NASDAQ

Our common shares are traded in Argentina on the BASE, under the trading symbol “CRES.” Since March 1997, our ADRs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADRs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the BASE for the first quarter of 2012 through October 28, 2016. The table below also shows the high and low daily closing prices of our ADRs in U.S. Dollars and the quarterly trading volume of our ADRs on the NASDAQ. Each ADR represents ten common shares.

	BASE			NASDAQ
	Share Volume	Price Per Share (Ps.)		ADS Volume	US$ per ADS
		High	Low		High	Low
Fiscal Year 2012
1st Quarter	812,635	7.03	5.30	5,037,399	16.49	10.70
2nd Quarter	644,629	5.95	4.68	5,890,807	12.18	10.15
3rd Quarter	609,305	6.90	5.33	10,708,801	13.38	11.20
4th Quarter	1,328,881	6.45	4.45	15,006,469	12.06	6.86
Annual	3,395,450	7.03	4.45	36,643,476	16.49	6.86
Fiscal Year 2013
1st Quarter	1,324,543	5.87	4.83	6,183,866	8.80	7.35
2nd Quarter	644,473	5.80	4.95	3,520,607	8.48	7.79
3rd Quarter	1,376,099	8.10	5.70	6,124,332	9.66	8.29
4th Quarter	1,299,335	8.30	5.75	5,946,018	9.61	7.04
Annual	4,644,450	8.30	4.83	21,774,823	9.66	7.04
Fiscal Year 2014
1st Quarter	2,178,046	8.30	5.70	5,589,075	8.73	7.15
2nd Quarter	2,188,815	11.10	7.95	5,872,993	11.51	8.56
3rd Quarter	1,022,808	11.20	8.60	3,422,480	9.87	8.37
4th Quarter	2,459,599	14.15	9.16	6,982,485	12.90	9.01
Annual	7,849,268	14.15	5.70	21,867,033	12.90	7.15
Fiscal Year 2015
1st Quarter	1,688,010	16.45	12.00	5,524,817	14.08	10.58
2nd Quarter	2,259,425	15.80	10.80	3,634,128	12.04	9.18
3rd Quarter	1,331,000	17.90	12.00	7,600,906	14.83	9.92
4th Quarter	1,483,096	16.90	15.00	5,736,086	13.98	12.50
Annual	6,761,531	17.90	10.80	22,495,937	14.83	9.18
Fiscal Year 2016
1st Quarter	728,810	17.50	12.10	4,299,192	13.14	9.33
2nd Quarter	6,416,350	19.70	13.00	8,291,480	13.51	9.64
3rd Quarter	3,388,664	18.70	12.70	5,390,231	12.63	9.22
4th Quarter	51,785,675	21.30	14.15	12,876,863	14.13	9.88
Annual	62,319,499	21.30	12.10	30,857,766	14.13	9.22
Fiscal Year 2017
1st Quarter	48,775,713	27.50	22.00	8,216,910	18.00	14.62
July 2016	25,327,616	26.35	22.00	4,118,010	17.24	14.62
August 2016	11,900,312	27.00	24.20	2,263,618	17.75	16.19
September 2016	11,547,785	27.50	24.70	1,835,282	18.00	16.32
October 28, 2016	9,553,286	27.70	26.2	1,807,161	18.05	17.31
Source: Bloomberg

As of June 30, 2016 the outstanding ADRs represented 41,803,722 ADSs (equivalent to 418,037,220 common shares or 83.33% of our total common stock capital).

B. PLAN OF DISTRIBUTION

This item is not applicable.

C. MARKETS

Argentine Securities Markets

In December 2012 the Argentine government has enacted a new Capital Markets Law, which sets out the rules to govern capital markets, its players, and the securities traded therein subject to the CNV regulation and monitoring.

On September 5, 2013, the CNV has enacted the CNV Rules, by virtue of which it regulates the new provisions of the Capital Markets Law for issuers of securities, in regard to the initial public offering and reporting duties.

Almost all the provisions of the former Decree No. 677/2011 (the “Transparency Decree”) have been incorporated in the Capital Markets Law and in the CNV Rules. The Capital Markets Law provides rules and provisions guided by the following goals and principles:

·
Promoting the participation of small investors, union associations, industry groups and trade associations, professional associations and all public savings entities in the capital market, particularly encouraging mechanisms designed to promote domestic savings and channel such funds towards the development of production;

·
Strengthening mechanisms for the protection of and prevention of abuses against small investors for the protection of consumers’ rights;

·
Promoting access of small and medium-sized companies to the capital market;

·
Fostering the creation of a federally integrated capital market through mechanisms designed to achieve an interconnection of computer systems from different trading markets, with the use of state-of-the-art technology;

·
Encouraging simpler trading procedures available to users to attain greater liquidity and competitiveness in order to provide the most favorable conditions for the implementation of transactions.

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions of the Capital Markets Law, and the CNV Rules among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministerio de Economía y Finanzas Públicas (Ministry of Economy and Public Finance), which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Markets Law.

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

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with IFRS, as issued by the IASB (excluding financial institutions under the supervision of the Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

In Argentina, debt and equity securities traded on an exchange must, unless otherwise instructed by their shareholders, be deposited with a Central Securities Depository, in Argentina. Currently the only depositary authorized to act in accordance with the Capital Markets Law and CNV Rules, is Caja de Valores S.A. a corporation owned by the BCBA, the MVBA and certain provincial exchange, and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before the enactment of the Capital Markets Law and the CNV Rules there were 12 securities exchanges in Argentina, which were located in the City of Buenos Aires, Bahía Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fe, and Tucumán. Six of these exchanges (the BASE, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fe) had affiliated stock markets in accordance with the requirements of Law No. 17,811 which was derogated by the Capital Markets Law.

Pursuant to the Capital Markets Law, the CNV has authorized 6 stock markets since September 2014, which are: Mercado Abierto Electrónico S.A. (“MAE”), Mercado a Término de Buenos Aires S.A., Mercado a Término de Rosario S.A., MVBA, Mercado de Valores de Córdoba S.A. y Mercado Argentino de Valores S.A.

The principal exchange for the Argentine securities market under the previous legislation was the BCBA. Under the new Capital Markets Law the BCBA has been authorized to operate as qualified entity, under the appointment of the MVBA. As a result of the foregoing, the MVBA is currently the principal exchange market in Argentina in which the securities are listed.

The MVBA is a corporation consisting of 183 shareholders who used to be the sole and exclusive individuals or entities authorized to trade in the MVBA, either as principals or agents, before Capital Markets Law became into force. Since then, all agents registered and authorized to act as intermediaries by the CNV will be able to trade in any securities exchange, including the BCBA as long as they obtain a membership of such stock exchange, not applying any longer the requirements to be a shareholder of such stock exchange.

The securities that may be listed on the MVBA are: stocks, corporate bonds, convertible corporate bonds, close-ended investment funds, financial trust, indexes, derivatives and public bonds. The MVBA is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the CNV.

Another relevant exchange of the securities market in Argentina is the MAE, which was recently authorized to operate by the CNV under the new regulations. The MAE works as an electronic platform to process Over the Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

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

Information regarding the BCBA:

	As of June 30,
	2016	2015
Market capitalization (Ps. billion)	3,625	4,025
Average daily trading volume(1) (Ps. million)	310	150
Number of listed companies	100	99
(1)
During the month of June.

Although companies may list all of their capital stock on the MVBA, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the MVBA. As of June 30, 2016, approximately 100 companies had equity securities listed on the MVBA. The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries The Merval Index experienced a 30.1% decrease in 2011, a 15.9% increase in 2012, a 88.9% increase in 2013, a 59.1% increase in 2014, a 36.1% increase in 2015 and a 25.8% increase during the six months of 2016. In order to control price volatility, the MVBA operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

D. SELLING SHAREHOLDERS

This item is not applicable.

E. DILUTION

This item is not applicable.

F. EXPENSES OF THE ISSUE

This item is not applicable.

Item 10.                      Additional Information

A. SHARE CAPITAL

This item is not applicable.

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

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the public registry of commerce referred to as the Public Registry of Commerce, and published in the Boletín Oficial. Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (asamblea extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceeded 50% of capital. As of june 30, 2016 our share capital consisted of 501,642,804 common shares.

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

On the shareholder´s meeting held on October 31, 2014, our shareholders decided to amend the following sections of the by-laws: (i) Section First in order to comply with the Capital Markets Law No. 26,831 and (ii) Section Twenty-Four in order to incorporate the regulation of the shareholders’ meeting held with shareholders present or communicated through teleconference technologies.

C. MATERIAL CONTRACTS

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the Related Party Transactions, the Recent Developments and Our Indebtedness sections.

D. EXCHANGE CONTROLS

Foreign Currency Regulation

Under Decree No.260/2002, the Argentine government had set up an exchange market through which all foreign currency exchange transactions are made. Such transactions were subject to the regulations and requirements imposed by the Argentine Central Bank. Under Communication “A” 3471, as amended, the Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions.

Under Communication “A” 6037, dated August 8th, 2016, no further authorization is required for residents and non-residents to have access to local exchange market and there is no amount or matter that limits the access thereto.

Outflow and Inflow of Capital

Inflow of capital

Under Argentine Foreign Investment Law N° 21,382, as amended, and the wording restated under Executive Branch Decree N° 1853/1993, the purchase of stock of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine “foreign capital” company (as defined under the Foreign Investment Law) represents a foreign investment.

Under Decree N° 616/2005, as amended by Decree Nº. 3/2015, the Argentine government softened certain restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, including that inflowing new indebtedness and debt renewals by persons domiciled abroad must be agreed and cancelled within periods not shorter than 120 calendar days –instead of the 365.day period as originally established-, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to (i) foreign trade financing, or (ii) primary public offering of equity or debt instruments issued under the public offering procedure and listed on self-regulated markets.

Obligation for the settlement of funds through the MULC.

General rules. Exports.

Pursuant to Executive Decree N° 1606/2011 and Communications “A” 3602 and “A” 3493 of the Central Bank any foreign currency derived from foreign trade must be settled through the MULC.

Within 365 running days as of the date of the disbursement of the funds abroad, corresponding to the payment of exportation of goods, advance payments of exports and pre financing loans for exports, such funds must be settled through the MULC. Such funds shall be credited in a local bank account duly opened in favor of the client, which may be either in Pesos or in another currency.

Services

Communication “A” 5264 set forth that the payments in foreign currency received by residents for the export of services and payment of losses for insurance policies hired with nonresidents under the applicable rules must be settled through the MULC within 365 running days as of its collection abroad or locally or its deposit in foreign bank accounts.

Such funds are exempted to be settled through the MULC to the extent such exemption is actually contemplated in the foreign exchange regulations and such amounts are applied for the cancellation of foreign financial indebtedness.

Outflow of capital, including the availability of cash or cash equivalents

Exchange Transactions Inquiry Program

Communication “A” 5850, of December 2015, revoke Communication “A” 5245 that regulated an Exchange Transaction Inquiry Program established on October 28, 2011, by the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, “AFIP”) through which the entities authorized by the Central Bank to deal in foreign exchange were supposed to inquire and register through an IT system the total Peso amount of each exchange transaction at the moment it is closed.

Financial Indebtedness

Any transactions arising from financial indebtedness of the financial sector, private non-financial sector and local governments are no longer subject to be settled in the foreign exchange market. However, if settled in the foreign exchange market, then according to Decree No. 616/2005 and 3/2015, these cannot be set off before the minimum term of stay, which is 120 running days (except for bonds listed in the authorized exchange stock markets).

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

Under Communication “A” 5850, 5899 and 6037 of the Central Bank, residents shall have access to the local exchange market without prior authorization of the Central Bank in order to purchase foreign currency for the formation of off-shore assets

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14, 2012) and Communication “A” 6037, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

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

Payment of rents (interest, profits and dividends)

As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264, amended by Communication “A” 5377 and Communication “A” 6037.

The payments of profits and dividends to non-residents or ADR’s is authorized, insofar such payments are made according to financial statements duly closed, audited and approved by shareholders’ meeting.

Payment of foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due.

In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are allowed subject to regulations set forth by Communications “A” 6037 of August 8th, 2016.

Pursuant to Communication “A” 6037, no settlement in the local exchange market is required for the repayment of principal and interests, as long as it has been verified that the reporting system has been complied with in accordance with Communication “A” 3602. Additionally, the payment may only proceed if the funds disbursed remain in Argentina for at least 120 calendar days, in accordance with Decree No.616/2005.

Direct Investment Reporting System

Direct Investments made in Argentina by nonresidents

Under Communication “A” 4237, the Central Bank established a reporting system in connection with direct investments and real estate investments made by nonresidents in Argentina and by residents abroad.

Nonresidents must comply every semester with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds U.S. 500,000. If such amount is not reached, the reporting system is optional.

Direct investments made outside Argentina by Argentine residents

Argentine residents are required to meet the reporting system set forth in Communication “A” 4237 every year if the value of their investments abroad reaches or exceeds US$1.0 million and its under US$5.0 million, and every semester if it reaches or exceeds US$5.0 million. If the value of such investments abroad does not reach US$1.0 million, compliance with the reporting system is optional.

Sales of foreign exchange to nonresidents

Access to local exchange market shall be given as well to non residents for them to transfer to their own foreign accounts the payments collected in the country. Specific documentation that backs up the cause of the payment may be required by the Central Bank.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of Decree No.616/2005, and Communication “A” 6037  of the Central Bank. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Central Bank (http://www.bcra.gob.ar).

Money Laundering

Argentine Law N° 25,246, as amended by Laws Nos.26,118, 26,268 and 26,683, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law N° 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The money laundering law created the Financial Information Unit (UIF). UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

a) Crimes related to the traffic and illegal commercialization of drugs (Law N° 23,737)

b) Crimes related to arms traffic (Law N° 22,415);

c) Crimes related to illegal association of terrorist association

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

On February 2, 2012, Resolution N° 554 was replaced by Resolution N° 602 so as to adapt and complement the instructions issued by UIF applying to the entities under the supervision of CNV, including some payment modalities and control proceedings for the reception and deliver of funds to the clients, fixing amounts and instruments to be used. Moreover, such resolution updated the reference to the Decree which referred to tax havens (N° 1,037).

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derive from the enactment of the Capital Markets Law and the CNV Rules, which stablished a new regime for the public offer of securities, CNV issued a new re-arranged text of its rules. Through the CNV Rules, the CNV incorporates a new chapter of Money Laundering and Terrorist Financing including dispositions related to the fulfillment of duties to be complied by “Agentes de Negociación”, “Agentes de Liquidación y Compensación”, “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva”, considered as obliged subject under the terms of sections 4, 5 and 22 of article 20 of Law N° 25,246. Such agents are obliged to comply with any provision arising from Law N° 25,246 and its amendments, regulations enacted by UIF, including decrees of National Executive Power with reference to the decisions adopted by the United Nations Security Council, in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión”); “Agentes de corretaje”, “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Those subjects must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, it must be informed the personal data of the “Compliance Officer” (both regular and alternate).

The CNV Rules provide that the subjects under their jurisdiction, may only take action to transactions in the scope of public offering of securities, stipulated, future or optional contracts of any nature and other instruments and financial products when made or directed by registered, domiciled or domestic subjects or those who reside in dominions, jurisdictions, territories or associated states that appear included in the list of cooperating countries provided in article 2º, subsection b) of Decree N° 589/2013.

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the “National Coordination Program for Combating Money Laundering and Terrorist Financing” within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at national level, in light of the actual risks that could impact the Argentine territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

Moreover, Law No. 27.260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets, established that the UIF would now be within the purview of the Ministry of Economy and Finances.

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

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2016, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

A U.S. Holder who owns common shares or ADSs during any year that we are a PFIC must generally file IRS Form 8621.

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

 From the effectiveness of Law No. 26,893, dividends are subject to an income tax withholding (the “Dividend Tax”) at a 10% rate on the amount of such dividends in respect of both Argentine and non-Argentine resident shareholders.  The “Dividend Tax” has been repealed by Law No. 27.260 for dividend payments since July 22, 2016.

An income tax withholding will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends (the “Equalization Tax”). The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law.  Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Dividend distributions made in kind (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares are not subject to Equalization Tax.

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

Tax on Personal Assets

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate for fiscal year 2016 is 0.25% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2015. There can be no assurance that in the future this tax will be absorbed by us.

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

Law No. 27.260 has repealed this tax for fiscal years commenced since January 1, 2019.

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

Stamp Tax

Stamp tax is a local tax that is generally levied on the formal execution of onerous transactions within a certain provincial jurisdiction or outside a certain provincial jurisdiction but with effects in such jurisdiction. Therefore, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the common shares or ADSs, executed in those jurisdictions, or with effects in those jurisdictions.

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us for the period 2014 - 2015 for an amount of US$ 50,000, net of taxes.

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

5 According to the information published in the Monetary Policy Report on July 2016 by the Bank of Israel.

PART II

Item 13.                      Defaults, Dividend Arrearages and Delinquencies

This section is not applicable.

Item 14.                      Material Modifications to the Rights of Security Holders and Use of Proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15.                      Controls and Procedures

A. DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2016. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2016. However, the management has excluded IDB Development from its assessment of Internal Control over Financial Reporting as of June 30, 2016 because it was acquired by us in purchase business combinations during the fiscal year 2016. IDB Development is an indirect subsidiary (through Tyrus S.A.) whose total assets and total revenues represent 89% and 80%, respectively, of our Audited Consolidated Financial Statements amount as of and for the year ended June 30, 2016.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2016 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm, as stated in their report which appears herein.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

On November 5, 2015, our board of directors appointed Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, Daniel Elías Mellicovsky and Gabriel Adolfo Gregorio Reznik, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

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

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees
During the fiscal years ended June 30, 2016 and 2015, we were billed a total amount of Ps. 15.7 million and Ps. 9.7 million, respectively, for professional services rendered by our principal accountants for the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.
Audit-Related Fees
During the fiscal year ended june 30, 2016 no audit-related services were provided. while as of June 30, 2015 we were billed a total amount of Ps. 0.1 million for professional services rendered by our principal accountants for other services related to the audit of our financial statements and other services normally provided in connection with regulatory filings or engagements.
Tax Fees
During the fiscal year ended June 30, 2016 and 2015, we were billed a total amount of  nil and Ps.0.01 million, respectively for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning
All Other Fees
During the fiscal years ended June 30, 2016 we were billed a total amount of Ps. 0.8 million for other professional services rendered by our principal accountants.,  while as of June 30, 2015 no such services were provided.

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

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADR’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum Number of Shares that may yet be purchased under the plan
		(Ps.)		(US$)
04/17/2014 - 04/30/2014	14,7	6.74	59,162	11.18	606,32	18,506,949
05/01/2014 - 05/31/2014	33,537	10.23	171,5	12.11	1,748,537	16,758,412
06/01/2014 - 06/30/2014	100,512	12.81	313,011	12.33	3,230,622	13,527,790
07/01/2014 - 07/31/2014	4	13.40	115,111	13.62	1,155,110	12,372,680
08/01/2014 - 08/31/2014	13,657	13.23	142,989	12.28	1,443,547	10,929,133
09/01/2014 - 09/30/2014	-	-	44,918	11.86	449,18	10,479,953
Total	166,406		846,691		8,633,316
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

As of June 30, 2016, our investment in own shares amounts to 1.30% of total capital stock.

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

Rule 5620(c) - Quorum.
In lieu of the requirements of Rule 4350(f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and both of them can be celebrated using teleconference technology, as long as the regulations related to accreditation, registration and quorum are complied with and the simultaneity of the shareholders and immediately of the process of verbal communication and issuance of votes is guaranteed. The supervisory committee shall state the regularity of the resolutions adopted. The board of directors shall establish the rules and technical matters related to remote participation pursuant to the current rules and in conformity with the National Exchange Commission regulations. Shareholders physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. In connection with ordinary meetings, a quorum consists of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present or communicated through teleconference technologies, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present or communicated through teleconference technologies. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and may be held with the number of shareholders present or communicated through teleconference technologies. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting or communicated through teleconference technologies, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

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

Item 18.                      Financial Statements

Reference is made to pages F-1 through F-309

Index to Financial Statements (see page F-1).

Item 19.  Exhibits

 Exhibit No.                                Description of Exhibit

1.1*	By-laws (Estatutos) of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.
1.2****	English translation of the amendment to the bylaws.
1.3*********	Amended and restated English translation of the bylaws.
1.4**********	Amended and restated English translation of the bylaws.
2.1*******
Indenture dated September 7, 2011, among us, as issuer, the Bank of New York Mellon, as trustee, co-registrar, principal paying agent and transfer agent, Banco Santander Rio, S.A., as registrar, paying agent, transfer agent and representative of the trustee in Argentina, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying and Transfer Agent, for the issuance of the US$ 60,000,000, 7.50% Fourth Series, Class VIII Senior Notes Due 2014.

2.2
Indenture, dated July 20, 2010, between IRSA Inversiones y Representaciones Sociedad Anónima as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Inversiones y Representaciones S.A.’s US$400,000,000 Global Note Program, pursuant to which US$150,000,000 aggregate principal amount of IRSA Inversiones y Representaciones Sociedad Anónima’s 11.500% Notes due 2020, Series No. 2, were issued.

2.3
First Supplemental Indenture, dated March 28, 2016, between IRSA Inversiones y Representaciones Sociedad Anónima as Issuer and The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent to the Indenture, dated July 20, 2010, between IRSA Inversiones y Representaciones Sociedad Anónima as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Inversiones y Representaciones Sociedad Anónima’s US$400,000,000 Global Note Program, pursuant to which US$150,000,000 aggregate principal amount of IRSA Inversiones y Representaciones Sociedad Anónima’s 11.500% Notes due 2020, Series No. 2, were issued.

2.4
Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A. as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Propiedades Comerciales S.A.’s US$500,000,000 Global Note Program, pursuant to which US$360,000,000 000 aggregate principal amount of IRSA Propiedades Comerciales S.A.’s 8.750% Notes due 2023, Series No. 2, were issued.

2.5
First Supplemental Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A., as Issuer and The Bank of New York Mellon, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina to the Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A. as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Propiedades Comerciales S.A.’s US$500,000,000 Global Note Program, pursuant to which US$360,000,000 000 aggregate principal amount of IRSA Propiedades Comerciales S.A.’s 8.750% Notes due 2023, Series No. 2, were issued.

4.1*	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.2**	Agreement for the exchange of Corporate Service between we, IRSA and IRSA Commercial Properties, dated June 30, 2004.
4.3****	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA Commercial Properties and us, dated August 23, 2007.
4.4*****	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5******	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA Commercial Properties, dated March 12, 2010.
4.6*******	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7********	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8*********	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9*********	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA Commercial Properties dated February 24, 2014.
4.10**********	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
8.1	List of Subsidiaries.
11.1***	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

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

********** Incorporated herein reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on November 17, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

Date October 31, 2016	By:	/s/ Matias I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
Page
Report of Independent Registered Public Accounting Firm
Glossary of terms	F - 1
Consolidated Statements of Financial Position as of June 30, 2016 and 2015	F - 2
Consolidated Statements of (Operations) / Income for the fiscal years ended June 30, 2016, 2015 and 2014	F - 4
Consolidated Statements of Comprehensive (Operations) / Income for the fiscal years ended June 30, 2016, 2015 and 2014	F - 5
Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended June 30, 2016, 2015 and 2014	F - 6
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2016, 2015 and 2014	F - 9
Notes to the Consolidated Financial Statements	F - 10
Schedule I	F – 194
Schedule II	F - 197
Schedule III	F - 199

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries at June 30, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Annual Report on Internal Control Over Financial Reporting under Item 15. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, there are risks and uncertainties in relation to the Company’s subsidiary IDB Development. These financial statements do not include any adjustments related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.
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

As described in “Management´s Annual Report on Internal Control over Financial Reporting”, management has excluded IDB Development from its assessment of internal control over financial reporting as June 30, 2016 because it was acquired by the Company in a purchase business combination during 2016. We have also excluded IDB Development from our audit of internal control over financial reporting. IDB Development is an indirect subsidiary (through Tyrus S.A.) whose total assets and total revenue represent 89 % and 80%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2016.

PRICE WATERHOUSE & Co. S.R.L.

By: /s/ Carlos Martín Barbafina (Partner)
Buenos Aires, Argentina
October 31, 2016

Glossary of terms

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Bitania	Bitania 26 S.A.
BMBY	Buy Me Buy You (Note 3.A.a)
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud, the Company or us	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
ENUSA	Entretenimiento Universal S.A.
ERSA	Emprendimiento Recoleta S.A.
Financial Statements	Consolidated Financial Statements
ETHB	ETH Bioenergía S.A.
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IDBGI	IDB Group Investment Inc.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRIC	International Financial Reporting Standards Interpretation Committee
IFRS	International Financial Reporting Standard
MPIT	Minimun Presumed Income Tax
Indarsa	Inversora Dársena Norte S.A.
IRSA	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NASDAQ	National Association of Securities Dealers Automated Quotation
NCN	Non-convertible Notes
NFSA	Nuevas Fronteras S.A.
New Lipstick	New Lipstick LLC
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
Ombú	Ombú Agropecuaria S.A.
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rigby	Rigby 183 LLC
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange
Tender offers	Share repurchase commitment
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

 Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position
as of June 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.16	06.30.15
ASSETS
Non-current assets
Investment properties	10 and Schedule I	49,766	3,475
Property, plant and equipment	11	26,300	1,977
Trading properties	12	4,472	130
Intangible assets	13	11,814	176
Biological assets	14	677	459
Investments in joint ventures and associates	8,9	16,534	2,772
Deferred income tax assets	25	1,658	653
Income tax credit		173	160
Restricted assets		129	4
Trade and other receivables	17	3,773	427
Financial assets held for sale	18	3,346	-
Investment in financial assets	16	2,226	623
Derivative financial instruments	19	8	208
Employee benefits		4	-
Total non-current assets		120,880	11,064
Current Assets
Trading properties	12	241	3
Biological assets	14	455	120
Inventories	15	3,900	511
Restricted assets		748	607
Income tax credit		541	31
Financial assets held for sale	18	1,256	-
Trade and other receivables	17	14,158	1,772
Investment in financial assets	16	9,673	504
Derivative financial instruments	19	53	30
Cash and cash equivalents	20	14,096	634
Total current assets		45,121	4,212
TOTAL ASSETS		166,001	15,276
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		495	495
Treasury shares		7	7
Inflation adjustment of share capital and treasury shares		65	65
Share premium		659	659
Additional paid-in capital from treasury shares		16	13
Legal reserve		83	-
Other reserves	27	1,086	579
Accumulated Deficit		(1,390)	(245)
Equity attributable to equity holders of the parent		1,021	1,573
Non-controlling interest		14,211	2,330
TOTAL SHAREHOLDERS’ EQUITY		15,232	3,903

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position
as of June 30, 2016 and 2015 (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.16	06.30.15
LIABILITIES
Non-current liabilities
Trade and other payables	21	1,528	264
Borrowings	23	93,808	5,833
Deferred income tax liabilities	25	7,662	151
Derivative financial instruments	19	121	270
Payroll and social security liabilities		21	5
Provisions	22	1,341	387
Employee benefits	24	689	-
Total non-current liabilities		105,170	6,910
Current liabilities
Trade and other payables	21	18,443	1,307
Income tax and minimum presumed income tax liabilities		624	142
Payroll and social security liabilities		1,856	230
Borrowings	23	23,488	2,466
Derivative financial instruments	19	147	263
Provisions	22	1,041	55
Total current liabilities		45,599	4,463
TOTAL LIABILITIES		150,769	11,373
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		166,001	15,276

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of (Operations) / Income
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.16	06.30.15	06.30.14
Revenues	28	35,384	5,652	4,604
Costs	29	(26,090)	(4,770)	(3,913)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		1,660	1,324	1,152
Changes in the net realizable value of agricultural produce after harvest		208	(34)	(17)
Gross profit		11,162	2,172	1,826
Gain from disposal of investment properties	10	1,101	1,150	231
(Loss) / Gain from disposal of farmlands		(2)	550	91
General and administrative expenses	30	(2,244)	(618)	(533)
Selling expenses	30	(6,279)	(474)	(354)
Other operating results, net	32	(44)	12	(75)
Profit from operations		3,694	2,792	1,186
Share of profit / (loss) of joint ventures and associates	8,9	473	(1,026)	(410)
Profit from operations before financing and taxation		4,167	1,766	776
Finance income	33	1,974	241	288
Finance cost	33	(7,719)	(1,685)	(2,852)
Other financial results	33	(510)	156	(10)
Financial results, net	33	(6,255)	(1,288)	(2,574)
(Loss) / Profit before income tax		(2,088)	478	(1,798)
Income tax	25	197	(303)	389
(Loss) / Profit for the year		(1,891)	175	(1,409)

Attributable to:
Equity holders of the parent		(1,038)	(250)	(1,068)
Non-controlling interest		(853)	425	(341)

(Loss) / Profit per share attributable to equity holders of the parent during the year:
Basic		(3.82)	0.36	(2.15)
Diluted		(i) (3.82)	0.32	(i) (2.15)

(i)
Due to the loss for the year, there is no diluted effect on this result.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Comprehensive (Operations) / Income
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	06.30.16	06.30.15	06.30.14
(Loss) / Profit for the year	(1,891)	175	(1,409)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	37	(521)	1,285
Share of currency translation adjustment of joint ventures and associates accounted for using the equity method	4,818	81	(17)
Share of change in fair value of hedging instruments net of associates and joint ventures accounted for using the equity method	(93)	-	-
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans net of income taxes	(42)	-	-
Other comprehensive income / (loss) for the year (i)	4,720	(440)	1,268
Total comprehensive income / (loss) for the year	2,829	(265)	(141)

Attributable to:
Equity holders of the parent	(646)	(441)	(437)
Non-controlling interest	3,475	176	296

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury Shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from Treasury Shares	Legal reserve	Other reserves (Note 27)	Accumulated Deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of June 30, 2015	495	7	65	659	13	-	579	(245)	1,573	2,330	3,903
Loss for the year	-	-	-	-	-	-	-	(1,038)	(1,038)	(853)	(1,891)
Other comprehensive income for the year	-	-	-	-	-	-	392	-	392	4,328	4,720
Total comprehensive income / (loss) for the year	-	-	-	-	-	-	392	(1,038)	(646)	3,475	2,829
As provided by Ordinary and Extraordinary Shareholders’ Meeting held on October 30, 2015 and on November 26, 2015:
- Legal reserve	-	-	-	-	-	83	-	(83)	-	-	-
- Reserve for future dividends	-	-	-	-	-	-	31	(31)	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	-	(75)	(75)
IDBD business combination (Note 3)	-	-	-	-	-	-	-	-	-	8,609	8,609
Reserve for share-based compensation	-	-	-	-	-	-	17	-	17	39	56
Equity incentive plan granted	-	-	-	-	3	-	(4)	1	-	-	-
Transaction with non-controlling interest	-	-	-	-	-	-	106	-	106	387	493
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	(58)	-	(58)	(33)	(91)
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	36	36
Capital reduction	-	-	-	-	-	-	-	-	-	(4)	(4)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	23	-	23	51	74
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	(615)	(615)
Reimbursement expired dividends	-	-	-	-	-	-	-	6	6	-	6
Capital contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	11	11
Balances as of June 30, 2016	495	7	65	659	16	83	1,086	(1,390)	1,021	14,211	15,232

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Shares as of June 30, 2016 and June 30, 2015, respectively.
The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid- in capital from treasury shares	Share warrants	Legal reserve	Special reserve (1)	Other reserves (Note 27)	Accumulated Deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of June 30, 2014	491	11	65	773	-	106	82	634	851	(1,066)	1,947	2,489	4,436
Profit for the year	-	-	-	-	-	-	-	-	-	(250)	(250)	425	175
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(191)	-	(191)	(249)	(440)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	-	(191)	(250)	(441)	176	(265)
As provided by Ordinary Shareholders’ Meeting held on November 14, 2014:
- Share distribution	6	(6)	-	-	-	-	-	-	-	-	-	-	-
- Share premium				(221)	-	-	-	-	-	221	-	-	-
- Legal reserve	-	-	-	-	-	-	(82)	-	-	82	-	-	-
- Reserve for new developments	-	-	-	-	-	-	-	-	(17)	17	-	-	-
- Other reserves	-	-	-	-	-	-	-	(634)	-	634	-	-	-
- Reserve for repurchase of shares	-	-	-	-	-	-	-	-	(113)	113	-	-	-
- Exercise of warrants	-	-	-	1	-	-	-	-	-	-	1	-	1
Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(137)	(137)
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	(228)	(228)
Reserve for share-based compensation	-	-	-	-	-	-	-	-	28	-	28	8	36
Acquisition of treasury shares	(3)	3	-	-	-	-	-	-	(32)	-	(32)	-	(32)
Maturity of share warrants	-	-	-	106	-	(106)	-	-	-	-	-	-	-
Equity incentive plan granted	1	(1)	-	-	13	-	-	-	(16)	3	-	-	-
Transaction with non-controlling interest	-	-	-	-	-	-	-	-	69	-	69	5	74
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	1	1	-	1
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	17	17
Balances as of June 30, 2015	495	7	65	659	13	-	-	-	579	(245)	1,573	2,330	3,903

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Shares as of June 31, 2015 and June 30, 2014, respectively.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Share warrants	Legal reserve	Special reserve (1)	Other reserves (Note 27)	Accumulated Deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of June 30, 2013	497	5	65	773	106	47	696	326	(27)	2,488	2,231	4,719
Loss for the year	-	-	-	-	-	-	-	-	(1,068)	(1,068)	(341)	(1,409)
Other comprehensive income for the year	-	-	-	-	-	-	-	631	-	631	637	1,268
Total comprehensive income / (loss) for the year	-	-	-	-	-	-	-	631	(1,068)	(437)	296	(141)
As provided by Ordinary Shareholders´ Meeting held on October 31, 2013:
- Legal reserve	-	-	-	-	-	35	(35)	-	-	-	-	-
- Other reserves	-	-	-	-	-	-	(27)	-	27	-	-	-
- Cash dividends	-	-	-	-	-	-	-	(120)	-	(120)	(134)	(254)
Reserve for share-based compensation	-	-	-	-	-	-	-	63	-	63	16	79
Transaction with non-controlling interest	-	-	-	-	-	-	-	7	-	7	84	91
Acquisition of treasury shares	(6)	6	-	-	-	-	-	(55)	-	(55)	-	(55)
Cancellation of Brasilagro warrants	-	-	-	-	-	-	-	(1)	-	(1)	-	(1)
Capital reduction	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Release of Reserve for new developments resolved by Ordinary Shareholders’ Meeting held on April 11, 2014	-	-	-	-	-	-	-	-	-	-	-	-
Reimbursement expired dividends	-	-	-	-	-	-	-	-	2	2	-	2
Balances as of June 30, 2014	491	11	65	773	106	82	634	851	(1,066)	1,947	2,489	4,436

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Shares as of June 30, 2014 and June 30, 2013, respectively.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.16	06.30.15	06.30.14
Operating activities:
Cash generated from operations	20	4,866	924	1,163
Income tax paid		(811)	(430)	(280)
Net cash generated from operating activities		4,055	494	883
Investing activities:
Cash incorporated by business combination		9,193	-	-
Acquisition of interest in joint ventures and associates		-	(1,242)	(1,132)
Capital contributions to joint ventures and associates		(207)	(126)	(60)
Sale of associates and joint ventures		9	-	-
Acquisition of investment properties		(888)	(250)	(272)
Sale of joint ventures and associates		-	56	23
Sale of investment properties		1,394	2,447	402
Acquisition of property, plant and equipment		(1,145)	(221)	(133)
Sale of property, plant and equipment		3	12	1
Sale of farmlands		-	316	126
Purchase of properties		-	-	(6)
Acquisition of intangible assets		(137)	(10)	(15)
Acquisition of investments in financial instruments		(13,513)	(4,610)	(3,683)
Sale of investments in financial instruments		14,129	4,487	3,871
Loans granted to joint ventures and associates		(852)	-	(2)
Proceeds from loans granted to joint ventures and associates		80	10	2
Dividends received		593	18	22
Suppliers advances		(7)	(15)	(30)
Net cash generated from (used in) investing activities		8,652	872	(886)
Financing activities:
Repurchase of non-convertible notes		(209)	(305)	(163)
Repurchase of treasury stock		-	(33)	(98)
Issuance of non-convertible notes		8,012	693	1,052
Issuance of trust debt titles		-	-	15
Repayment of non-convertible notes		(4,291)	(1,072)	(800)
Proceeds from borrowings		7,187	1,498	793
Repayments of trust debt titles		-	(10)	(5)
Repayments of seller financing of shares		-	(106)	-
Repayment of borrowings		(11,031)	(1,334)	(590)
Repayment of borrowings to joint ventures and associates		(6)	-	(2)
Proceeds from exercise of options granted		6	-	-
Proceeds of borrowings from joint ventures and associates		4	22	17
Cancellation of Brasilagro warrants		-	-	(1)
Repayments of seller financing		(72)	(3)	(1)
Acquisition of non-controlling interest in subsidiaries		(1,192)	(32)	(1)
Dividends paid		(239)	(34)	(244)
Capital distribution to non-controlling interest in subsidiaries		(207)	(228)	(4)
Repayments of derivative financial instruments		(620)	(233)	(38)
Proceeds from derivative financial instruments		2,093	2	62
Receipts from claims		90	-	-
Contributions from non-controlling interest		1	16	139
Sale of equity interest in subsidiaries to non-controlling interest		86	182	-
Interest paid		(4,107)	(799)	(577)
Net cash used in financing activities		(4,495)	(1,776)	(446)
Net increase (decrease) in cash and cash equivalents		8,212	(410)	(449)
Cash and cash equivalents at beginning of year	20	634	1,003	1,048
Foreign exchange gain on cash and cash equivalents		5,250	41	404
Cash and cash equivalents at end of year	20	14,096	634	1,003

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements
(Amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s directly principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 2.3. for a description of the Group’s companies.

The Company is domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

IFISA is our parent company and is a corporation established and domiciled in Uruguay and IFIS Limited is the ultimate parent company of the group.

The Board of Directors has approved these Financial Statements for issue on October 31, 2016.

As of June 30, 2016, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below (Note 7):

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information (Continued)

(i)
Remains in current and non-current assets, as financial assets and other assets held for sale (see Note 18).
(ii)
Corresponds to Group’s joint ventures and associates, which are hence excluded from consolidation.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information (Continued)

Agricultural business

Within the agricultural business, the Group, through Cresud, engaged in the operation of crop production, cattle feeding, raising, fattening and slaughtering, milk production, sugarcane production, brokerage activities and sale of supplies. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

Cresud's shares are listed on the Buenos Aires Stock Exchange ("BCBA", as per its Spanish acronym) and in NASDAQ (National Association of Securities Dealers Automated Quotation). Brasilagro’s shares are listed and traded on both the Novo Mercado del BOVESPA and the NYSE.

Urban Properties and Investments business

Operations Center in Argentina

The activities of the operations center in Argentina are mainly developed through IRSA and IRSA’s principal subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops 16 shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, capital of Argentina, and since 2009 it entered into the United States of America (“USA”) real estate market, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA and IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Financial Statements to denote investment, development and/or trading properties activities. IRSA CP's shares are listed and traded both on the BASE (Merval: IRCP) and the NASDAQ (NASDAQ: IRCP). IRSA's shares are listed both on the BASE (NASDAQ: IRSA) and the NYSE (NYSE: IRS).

The activities of the Group’s segment “Financial operations and others” is carried out mainly through BHSA, where we have a 29.91% interest (without considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small, medium-sized and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the BCBA. Additionally, the Group has a 42.81% indirect equityinterest in Tarshop whose main activities are credit card and loan origination transactions.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information (Continued)

Operations Center in Israel

During the fiscal year ended June 30, 2014, the Group made an investment in the Israeli market, through DFL and DN B.V., in IDBD -an Israeli company-, with an initial interest of 26.65%. IDBD is one of the Israeli largest and most diversified conglomerates, which is involved, through its subsidiaries and other investments, in several markets and industries, including real estate, retail, agribusiness, insurance, telecommunications, etc.; controlling or equity interest in companies such as Clal (Insurance Company), Cellcom (Telecommunications), Adama (Agrochemicals), Shufersal (Supermarkets), PBC (Real Estate), among others. IDBD traded its shares in TASE between May 2014 and March 2016. To date, it is only listed as a “Debentures Company” under the Israeli law, because some of its bonds are trading.

On October 11, 2015, the Group gained effective control over IDBD (Note 3). As a result, the Group has consolidated significant figures of several industries from IDBD and its subsidiaries.

IDBD has diverse debts containing certain covenants which have been successively negotiated, resulting in several waivers actually expiring in December 2016. IDBD estimates that if the original covenants of such loans were to become effective again, it would not be able to honor them. Non-compliance could have the effect of creditors requiring immediate repayment of the debt.

As a holding company, IDBD’s main sources of funds derive from the dividends distributed by its subsidiaries, which have experienced a reduction in recent years. Yet, there are restrictions as to the payment of dividends based on the indebtedness level in some subsidiaries. IDBD has projected future cash flows and expects to have the required liquidity to meet its commitments by issuing new debt in Israel, selling financial assets including Clal and dividend payouts by Clal. IDBD could also secure additional financing through the private issuance of equity securities.

On December 2013, it was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration The Law, 5774-2013 (“the Concentration Law”). This law has material implications for IDBD and its investments, including the disposal of the controlling interest in Clal, a potential delisting of IDBD or DIC so as to no longer trade its shares publicly or a merger between IDBD and DIC.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information (Continued)

All factors mentioned above, mainly (i) IDBD’s current financial position and need of financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern. These financial statements do not include the adjustments or reclassifications related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.

The Group is and will continue working to address the uncertainties described above.

The Group

The financial position of IDBD and its subsidiaries at the operations center in Israel does not affect the financial position of Cresud and its subsidiaries at the operations center in Argentina.

Cresud and its subsidiaries are not facing financial constraints and are compliant with their financial commitments. In addition, the commitments and other covenants resulting from IDBD´s debt do not have impact on Cresud since such debt has no recourse against Cresud and it is not granted by Cresud’s assets.

There are no significant uncertainties as to the capacity of the Group, as a whole, to operate as a going-concern perspective, with such uncertainties being limited to the operation center in Israel.

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Financial Statements

(i)
Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and IFRIC (known before as the Standards Interpretation Committee “SIC”). All IFRS applicable as of the date of these consolidated financial statements have been applied.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this consolidated financial statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable.  In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three years period.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

As of June 30, 2016, it is not possible to compute the accumulated inflation rate for the three years period ending on that date based on the official statistics of the INDEC (Argentina Statistics Office), because in October 2015, the INDEC ceased to compute the Wholesale Domestic Price Index (IPIM, as per its Spanish acronym), and started to compute it again as from January 2016.

As of the date of this consolidated financial statements, the Argentine peso does not meet the conditions to be treated as the currency of a hyperinflationary economy, pursuant to the guidelines set forth by IAS 29. Therefore, these consolidated financial statements have not been restated in constant currency.

However, over the last years, certain macroeconomic variables affecting the agricultural business and the urban properties and investment business of the operations center Argentina, such as payroll costs, input prices and service rates, have experienced significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Group in these consolidated financial statements.

On October 11, 2015, the Group took over IDBD. IDBD’s fiscal year ends on December 31 each year and the Group’s fiscal year ends on June 30. IDBD’s quarterly and annual reporting follows the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina. Therefore, the Group is not able to include IDBD’s quarterly results in its consolidated financial statements to be filed with the CNV within the applicable statutory terms in Argentina. The Group has started to consolidate IDBD’s results of operations with a three-month lag, adjusted for the effects of material transactions that may have taken place during the reported period. Hence, IDBD’s results of operations for the period beginning on October 11, 2015 (the acquisition date) through March 31, 2016 are included in the Group’s consolidated statement of comprehensive income for the fiscal year ended June 30, 2016, adjusted by such material transactions occurred between April 1 and June 30, 2016.

Given the materiality of IDBD’s figures incorporated, the Group had to change the format of its financial statements for the ease of reading and analysis. The most significant change is in line with the new organizational structure, which is split into two large operations center, agricultural and urban properties and investments business, the last one divided into Argentina and Israel. In this regard, changes have been made to the notes and tables and their respective order, classification and content in the financial statements, on a geographic basis and taking into consideration the significance of the Group's global operations following IDBD's consolidation.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

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

(iii)
Presentation currency

The consolidated financial statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are of Argentine Pesos, references to ‘US$’ or ‘US dollars’ are of United States dollars, references to ‘Rs.’ are of Brazilian Reais and references to "NIS" are of New Israeli Shekel.

(iv)
Fiscal year-end

The fiscal year begins on July 1 and ends on June 30 of the following year.

(v)
Accounting criteria

The consolidated financial statements have been prepared under the historical cost criteria, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, share-based payments at fair value, biological assets and agricultural produce at the point of harvest measured at fair value less costs to sell, and agricultural produce after harvest measured at net realizable value and financial assets and other assets held for sale and share-based compensation at fair value.

(vi)
Reporting cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within financing cash flows. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed as cash flows from investing activities as this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed as cash flows from operating activities because these items are routinely sold in the ordinary course of business.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

(vii)
Use of estimates

The preparation of consolidated financial statements at a certain date requires the making estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 5.

2.2.
New accounting standards

The following standards, amendments and interpretations have been published by the IASB and by the IFRIC. Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group at the time of application.

IFRS 16 "Leases". Will supersede IAS 17 currently in force (and associated interpretations) and its scope includes all leases, with a few specific exceptions. Under the new standard, lessees are required to account for leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17. There are two exceptions to this rule: to recognize the lease of low-cost assets (for example, personal computers) and short-term leases (for instance, leases for a 12 months or shorter term). As regards the lease commencement date, the lessee shall recognize the obligation to make rental payments (for instance, leases payable) and an asset that represents the right to use the leased asset during the term of the lease agreement (rights of use). There is almost no changes to lessor accounting. Become effective for the fiscal year beginning on January 1, 2019, that is, fiscal year ended on June 30, 2020 for the Group. It may be applied earlier provided IFRS 15 is also adopted. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IAS 7 "Disclosure initiative". Amendments provide that the entity shall disclose information so that users of the financial statements may assess the changes in liabilities resulting from financing activities, including both cash-flow and non-cash-flow derivatives. Become effective for the fiscal year beginning on January 1, 2017, that is, fiscal year ended on June 30, 2018 for the Group. Comparative information for prior fiscal years is not mandatory. Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IAS 12 "Recognition of deferred tax assets for unrealized losses". The amendments clarify the accounting of deferred income tax assets in the case of unrealized losses on instruments measured at fair value. Become effective for the fiscal year beginning on January 1, 2017, that is, fiscal year ended on June 30, 2018 for the Group. Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Amendments to IAS 1 "Presentation of financial statements". Amendments establish guidance on grouping significant items, provides for the disclosure of relevant information for certain items and disclosures that are to be included in relation to accounting policies adopted by each entity and other additional disclosures in financial statements. Become effective for the fiscal year beginning on January 1, 2016, that is, fiscal year ended on June 30, 2017 for the Group. Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cycle of annual improvements 2014. IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”: A new classification category has been established for these assets and the amendment adds guidance on how to treat changes to disposal plans for those assets classified as held for sale. Become effective for the fiscal year beginning on January 1, 2016, that is, fiscal year ended on June 30, 2017 for the Group. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cycle of annual improvements 2014. IFRS 7 “Financial Instruments: Disclosures”: It clarifies that amendments established in December, 2011 on offsetting financial assets and liabilities, and amendments established in September, 2014 will be of retroactive application to annual fiscal years as from January 1, 2013, in the first case, and January 1, 2016 in the second case. In addition, it sets forth the specific disclosure requirements related to servicing contracts related to financial assets transferred. Become effective for the fiscal year beginning on January 1, 2016, that is, fiscal year ended on June 30, 2017 for the Group. The Group is currently assessing the potential impact of the amendments on its financial statements.

IAS 27 Revised “Separate Financial Statements”. On August 12, 2014 the IASB has released an amendment to IAS 27 “Equity method in Separate Financial Statements”. The amendment reinstates the equity method as an option to account for investments in subsidiaries, joint ventures and associates in separate financial statements. Amendments become effective for the fiscal year beginning January 1, 2016, that is, fiscal year ended June 30, 2017 for the Group. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

IFRS 9 “Financial Instruments”. It adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets. Additionally, this amendment to IFRS 9 includes the new general hedge accounting model, allow adoption of the treatment of fair value changes due to own credit on liabilities designated at fair value through profit or loss. The new standard replaces all previous versions of IFRS 9 and becomes effective for fiscal years starting on or after January 1, 2018, this is, for financial statements ended on June 30, 2019 for the Group. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

IFRS 15 “Revenue from contracts with customers”. Replaces IAS 11 “Construction contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer loyalty programs”, IFRIC 15 “Agreements for the construction of real estate”, IFRIC 18 “Transfer of assets from customers” and SIC-31 “Revenue – Barter transactions involving advertising services”. Provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of obligations assumed with customers. Applies to all contracts with customers, other than those covered by other IFRSs, such as leases insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income. IFRS 15 becomes effective for all fiscal years beginning as from January 1, 2018, that is, for financial statements ended on June 30, 2019 and may be adopted earlier. Application is retroactive. As of the date of these consolidated financial statements, the Group is assessing the impact that this standard shall have on its financial position and the results of operations.

Amendments to IAS 16 “Property, plant and equipment” and IAS 38 “Intangible assets”. The amendments provide further guidance on the calculation of depreciation and amortization. Become effective for fiscal years beginning on or after January 1, 2016, that is, fiscal year ended June 30, 2017 for the Group. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

Modification to IFRS 11 “Joint Arrangements”. The amendments clarify accounting for acquisitions where the business involves joint operations. Amendments become effective for fiscal years beginning on or after January 1, 2016, that is, fiscal year ended June 30, 2017 for the Group. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IAS 16 “Property, Plant and Equipment” and IAS 41 “Agriculture”

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Amendments become effective for the fiscal year beginning January 1, 2016, that is, fiscal year ended June 30, 2017 for the Group.

Group's sugarcane fields are recognized as bearer plants under the new definition included in IAS 41. Under IAS 8, modifications are to be applied retrospectively; therefore, the sugar cane field will be reclassified under “Property, plant and equipment” and valued at depreciated cost and depreciated over its useful life under the balance declining method based on the expected yield as from June 30, 2016, with comparative balances being revised retrospectively.

However, the agricultural production growing in sugar cane field will remain under “Biological assets” and will continue to be valued at fair value minus selling costs.

These amendments will imply changes in accounting policies and will have the following impact on the financial situation and results of operations of the Group, already recognized in the financial statements as of June 30, 2016, 2015 and 2014:

Income statement (summary)	June 30, 2016 (Published)	Increase / (Decrease)	June 30, 2016 (Adjusted)	June 30, 2015 (Published)	Increase / (Decrease)	June 30, 2015 (Adjusted)	June 30, 2014 (Published)	Increase / (Decrease)	June 30, 2014 (Adjusted)
Costs	(26,090)	(240)	(26,330)	(4,770)	(165)	(4,935)	(3,913)	(114)	(4,027)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,660	108	1,768	1,324	95	1,419	1,152	48	1,200
Income tax expense	197	6	203	(303)	(5)	(308)	389	(4)	385
(Loss) / Profit for the year	(1,891)	(126)	(2,017)	175	(75)	100	(1,409)	(70)	(1,479)
Attributable to:
Equity holders of the parent	(1,038)	(85)	(1,123)	(250)	(57)	(307)	(1,068)	(54)	(1,122)
Non-controlling interests	(853)	(41)	(894)	425	(18)	407	(341)	(16)	(357)
(Loss) / Profit per share attributable to equity holders of the parent during the year:
Basic	(3.82)	-	(3.82)	(0.36)	-	(0.36)	(2.15)	-	(2.15)
Diluted	(3.82)	-	(3.82)	(0.36)	-	(0.36)	(2.15)	-	(2.15)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Statements of financial position (summary)	June 30, 2016 (Published)	Increase / (Decrease)	June 30, 2016 (Adjusted)	June 30, 2015 (Published)	Increase / (Decrease)	June 30, 2015 (Adjusted)
Biological assets	1,132	(20)	1,112	579	(18)	561
Property, plant and equipment	26,300	549	26,849	1,977	348	2,325
Deferred income tax assets	2,199	47	2,246	684	19	703
Total Assets	45,121	576	45,697	15,276	349	15,625
Retained earnings	(1,390)	21	(1,369)	(245)	44	(201)
Cumulative translation adjustment	807	235	1,042	443	87	530
Total Shareholders’ Equity	15,232	256	15,488	3,903	131	4,034

On the issue date of these financial statements there are no other standards, amendments and interpretations issued by the IASB and IFRIC that are yet to become effective and that are expected to have a material effect on the Group.

2.3.
Scope of consolidation

(a)
Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group also analyzes whether there is control when it does not hold more than 50% of the voting rights of an entity, but does have capacity to define its relevant activities because of de-facto control.

The Group uses the acquisition method of accounting to account for business combinations The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. Acquisition costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquire on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquire’s net assets. The Group chooses the method to be used on a case by case base.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition-date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of income as “Bargain purchases gains”.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

The Group conducts its business through several operating and investment companies, the principal companies are listed below:

Agricultural business

			June 30, 2016		June 30, 2015		June 30, 2014
Name of the entity	Country	Main activity	% of ownership interest held by the Group (6)	% of ownership interest held by the NCI	% of ownership interest held by the Group (6)	% of ownership interest held by the NCI	% of ownership interest held by the Group (6)	% of ownership interest held by the NCI
Direct equity interest:
Brasilagro-Companhia Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	42.18%	57.82%	39.76%	60.23%	39.63%	60.37%
Cactus Argentina S.A. (2)	Argentina	Agro-industrial	-	-	-	-	97.13%	-
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	95.00%	5.00%	95.00%	-	39.38%	-
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%	40.41%	59.59%	40.41%	59.59%	40.41%
FyO Trading S.A.	Argentina	Brokerage	2.20%	97.80%	-	-	-	-
Granos Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%	97.80%	-	-	-	-
Helmir S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
IRSA Inversiones y Representaciones Sociedad Anónima	Argentina	Real Estate	63.38%	36.23%	63.91%	35.70%	64.56%	34.55%
Doneldon S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Interest indirectly held through BrasilAgro:
Araucária Ltda.	Brazil	Agricultural	99.99%	0.01%	39.63%	60.37%	39.63%	60.37%
Cajueiro Ltda.	Brazil	Agricultural	99.99%	0.01%	39.63%	60.37%	39.63%	60.37%
Ceibo Ltda.	Brazil	Agricultural	99.99%	0.01%	39.63%	60.37%	39.63%	60.37%
Cremaq Ltda.	Brazil	Agricultural	99.99%	0.01%	39.63%	60.37%	39.63%	60.37%
Engenho de Maracajú Ltda.	Brazil	Agricultural	99.99%	0.01%	39.63%	60.37%	39.63%	60.37%
Flamboyant Ltda.	Brazil	Agricultural	99.99%	0.01%	39.63%	60.37%	39.63%	60.37%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	99.99%	0.01%	39.63%	60.37%	39.63%	60.37%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	99.99%	0.01%	39.63%	60.37%	39.63%	60.37%
Mogno Ltda.	Brazil	Agricultural	99.99%	0.01%	39.63%	60.37%	39.63%	60.37%
Interest indirectly held through Futuros y Opciones.Com. S.A.:
FyO Trading S.A.	Argentina	Brokerage	96.37%	3.63%	59.63%	40.37%	59.63%	40.37%
Granos Olavarría S.A.	Argentina	Warehousing and brokerage	96.37%	3.63%	59.63%	40.37%	59.63%	40.37%
Interest indirectly held through Helmir S.A.:
IRSA Inversiones y Representaciones Sociedad Anónima	Argentina	Real Estate	0.39%	99.61%	0.39%	35.70%	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	5.00%	95.00%	-	5%	-	-
Cactus Argentina S.A. (2)	Argentina	Agro-industrial	-	-	-	-	2.87%	-
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	39.76%	60.24%	39.76%	-	39.76%	-
Yatay Agropecuaria S.A.	Bolivia	Agricultural	30.70%	69.30%	30.70%	-	30.70%	-

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

			June 30, 2016		June 30, 2015		June 30, 2014
Name of the entity	Country	Main activity	% of ownership interest held by the Group (6)	% of ownership interest held by the NCI	% of ownership interest held by the Group (6)	% of ownership interest held by the NCI	% of ownership interest held by the Group (6)	% of ownership interest held by the NCI
Interest indirectly held through Doneldon: S.A.:
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	60.24%	39.76%	59.24%	-	59.24%	-
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%	-	100.00%	-	100.00%	-
Yatay Agropecuaria S.A.	Bolivia	Agricultural	69.30%	30.70%	69.31%	-	69.31%	-
Yuchán Agropecuaria S.A.	Bolivia	Agricultural	100.00%	-	100.00%	-	100.00%	-
Sedelor S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Codalis S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Alafox S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-

Urban properties and investments business

Interest indirectly held through IRSA:
IRSA CP (5)	Argentina	Real Estate	60.33%	39.67%	62.00%	37.94%	63.18%	36.82%
E-Commerce Latina S.A. (5)	Argentina	Investment	63.77%	36.23%	65.00%	35.22%	66.01%	33.99%
Efanur S.A.	Uruguay	Investment	63.77%	36.23%	65.00%	35.22%	66.01%	33.99%
Hoteles Argentinos S.A.	Argentina	Hotel	51.02%	48.98%	52.00%	48.18%	52.81%	47.19%
Inversora Bolívar S.A.	Argentina	Investment	63.77%	36.23%	65.00%	35.22%	66.01%	33.99%
Llao Llao Resorts S.A. (3)	Argentina	Hotel	31.89%	68.11%	32.00%	67.61%	33.01%	66.99%
Nuevas Fronteras S.A.	Argentina	Hotel	48.68%	51.32%	49.00%	50.55%	50.39%	49.61%
Palermo Invest S.A.	Argentina	Investment	63.77%	36.23%	65.00%	35.22%	66.01%	33.99%
Ritelco S.A.	Uruguay	Investment	63.77%	36.23%	65.00%	35.22%	66.01%	33.99%
Tyrus S.A.	Uruguay	Investment	63.77%	36.23%	65.00%	35.22%	66.01%	33.99%
Interest indirectly held through IRSA CP:
Arcos del Gourmet S.A.	Argentina	Real Estate	57.40%	42.60%	56.00%	44.15%	56.86%	43.14%
Emprendimiento Recoleta S.A.	Argentina	Real Estate	34.24%	65.76%	33.00%	66.69%	33.91%	66.09%
Fibesa S.A.	Argentina	Real Estate	63.77%	36.23%	62.00%	37.94%	63.18%	36.82%
Panamerican Mall S.A.	Argentina	Real Estate	51.02%	48.98%	50.00%	50.35%	50.54%	49.46%
Shopping Neuquén S.A.	Argentina	Real Estate	63.47%	36.53%	99.14%	0.86%	99.07%	0.93%
Torodur S.A.	Uruguay	Investment	63.77%	36.23%	62.00%	37.94%	63.18%	36.82%
Interest indirectly held through Tyrus S.A.:
Dolphin Fund Ltd. (4)	Bermudas	Investment	58.00%	41.60%	55.00%	40.68%	56.88%	43.12%
I Madison LLC	United States	Investment	64.00%	36.23%	65.00%	35.22%	66.01%	33.99%
IRSA Development LP	United States	Investment	64.00%	36.23%	65.00%	35.22%	66.01%	33.99%
IRSA International LLC	United States	Investment	64.00%	36.23%	65.00%	35.22%	66.01%	33.99%
Jiwin S.A.	Uruguay	Investment	64.00%	36.23%	65.00%	35.22%	66.01%	33.99%
Liveck S.A.	Uruguay	Investment	64.00%	36.23%	65.00%	35.22%	66.01%	33.99%
Real Estate Investment Group IV LP	Bermudas	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Investment Group V LP	Bermudas	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Strategies LLC	United States	Investment	64.00%	36.23%	65.00%	35.22%	66.01%	33.99%
Interest indirectly held through Efanur S.A.:
Real Estate Strategies LP	United States	Investment	43.00%	57.38%	43.00%	56.71%	44.12%	55.88%
Interest indirectly held through Dolphin Fund Ltd.
IDB Development Corporation Ltd. (7)	Israel	Investment	44.00%	56.46%	-	-	-	-

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(Amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Name of the entity	Country	Main activity	% of ownership interest held by the Group (5)	% of ownership interest held by the NCI
Interest indirectly held through IDBD:
Discount Investment Corporation Ltd.	Israel	Investment	76.43%	23.57%
IDB Tourism (2009) Ltd.	Israel	Holding company in tourist services sector	100.00%	-
IDB Group Investment Inc.	Israel	Investment	100.00%	-
Interest indirectly held through Discount Investment Corporation Ltd.:
Property & Building Corporation Ltd.	Israel	Real Estate	76.45%	23.55%
Gav Yam Land Ltd.	Israel	Real Estate	52.80%	47.20%
Israel Property Rental Corporation Ltd. (ISPRO)	Israel	Real Estate	76.45%	23.55%
MATAM - Haifa Science Industries Center	Israel	Real Estate	38.30%	61.70%
Neveh-Gad Building & Development Ltd.	Israel	Real Estate	76.45%	23.55%
Hadarim Properties Ltd.	Israel	Real Estate	76.45%	23.55%
PBC USA Investment Inc.	United States	Real Estate	76.45%	23.55%
Shufersal Ltd.	Israel	Supermarket	52.95%	47.05%
Shufersal Real Estate Ltd.	Israel	Supermarket	52.95%	47.05%
Koor Industries Ltd.(8)	Israel	Holding company in the agrochemical sector	100.00%	-
Cellcom Israel Ltd. (9)	Israel	Communication services	41.77%	58.23%
Netvision Ltd.	Israel	Communication services	41.77%	58.23%
Elron Electronic Industries Ltd.	Israel	Technology development – Holding	50.32%	49.68%
Bartan Holdings and Investment Ltd.	Israel	Holding	55.68%	44.32%
Epsilon Investment House Ltd.	Israel	Holding	68.75%	31.25%

(1)
The Group has consolidated the investment in Brasilagro considering that the Company exercises “de facto control” over it. See Note 7 for further information regarding to Brasilagro.
(2)
As from July 1st, 2014, all transactions carried out by Cactus Argentina S.A., are understood as if they had been made by and for Cresud S.A.C.I.F. y A. due to the pre-merger commitment signed in September 2014.
(3)
The Group has consolidated the investment in Llao Llao Resorts S.A. considering their ownership interest held together with the Company's participation in the making decisions.
(4)
Includes interest indirectly held through Ritelco S.A.
(5)
Includes interest indirectly held through Tyrus S.A.
(6)
Correspond to interest directly held in each company.
(7)
Owns a 40% equity interest of Adama.
(8)
The Group has consolidated the interest in Cellcom taking into consideration its equity interest and decision-making power given the fact that the remaining interests are too disperse.
(9)
Until takeover was secured, IDBD was valued at fair value in accordance with IAS 28 exception.

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
(All amounts in millions of Argentine Pesos, except otherwise indicated)

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

As of each year end or upon the existence of evidence of impairment, a determination is made as to whether there is any objective indication of impairment in the value of the investments in associates. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount adjacent to "Share of profit / (loss) of joint ventures and associates" in the statements of income.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Investments in joint ventures are accounted for under the equity method. Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses in the income statements and in other comprehensive income respectively.

The Group determines at each reporting date whether there is any objective evidence that the investment amount in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the difference to "Share of profit / (loss) of joint ventures and associates" in the statements of income.

2.4.
Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”), the Group’s Executive Committer, responsible for allocating resources and assessing performance of them. The operating segments are included in Note 6.

2.5.
Foreign currency translation

(a)
Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Argentine Pesos, which is the Group’s presentation currency.

(b)
Transactions and balances in foreign currency

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

Foreign exchange gains and losses are presented in the statements of income within finance costs and finance income, as appropriate, unless they are capitalized.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

(c)
Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)
Assets, liabilities and goodwill for each statement of financial position presented are translated at the closing rate at the date of that financial position;
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

Investment properties are measured initially at cost. Cost comprises the purchase price and directly attributable expenditures.

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
(All amounts in millions of Argentine Pesos, except otherwise indicated)

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

Land and property under constructions are not depreciated. Depreciation of the remaining investment properties is calculated, based on a component approach, using the straight-line method over the estimated useful life of each component. The remaining useful life as of June 30, 2016 is as follows:

Shopping center portfolio	Between 11 and 30 years
Offices and other rental properties portfolio	Between 8 and 100 years

As of each year-end an impairment test is performed on the recoverable value and/or residual useful life of assets. If there be any indicators of impairment, the recoverable amount and/or residual useful life of impaired asset(s) is computed, and an impairment adjustment is made, if applicable. The asset’s residual values and useful lives are reviewed, if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. Gains or losses on disposals or retirements of investment properties are determined by comparing the net disposal proceeds and their carrying amounts at the date of disposal. The gains or losses are recognized in the statements of income and disclosed separately under the line item “Gain from disposal of investment property”. Proceeds from the sale of such property are accounted for when the material risks and benefits have been transferred to the purchaser.

2.7.
Property, plant and equipment

This category primarily comprises land used for agricultural purposes, buildings or portions of a building used for administrative and corporate purposes, machines, computers and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

The Group has also several hotel properties. Based on the respective contractual arrangements with hotel managers and / or given their direct operators nature, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under the line item “Property, plant and equipment”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

All property, plant and equipment (“PPE”) are stated at acquisition cost less depreciation and accumulated impairment, if any. The acquisition cost includes expenditure that is directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized Repairs and maintenance are charged as incurred in the statement of income. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives. The remaining useful life as of June 30, 2016 is as follows:

Buildings and facilities	Between 5 and 50 years
Machinery and equipment	Between 3 and 17 years
Communication networks	Between 3 and 20 years
Others	Between 3 and 25 years

The assets’ net book amount and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains from the sale of these assets are recognized when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Gains and losses on disposals are determined by comparing the proceeds, with the carrying amount. Gains and losses from the disposal of farmlands are disclosed within “Gains from disposal of farmlands” in the income statements. All other gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the statement of comprehensive income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

2.8.
Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor:

Properties leased out to tenants under operating leases are included in “Investment properties” in the statement of financial position. See Note 2.23 for the recognition of rental income. The Group does not have any assets leased out under finance leases.

A Group company is the lessee:

The Group has entered into some operating lease agreements, mainly related to farming activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during the harvest year. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the income statements according the harvest of the crops The Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

Additionally, the Group acts as a lessee in other operating leases, mainly related to agricultural business. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

The Group acquires certain specific assets (especially machinery and computer equipment) under finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges will be charged to the statements of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Liabilities corresponding to finance leases, measured at discounted value, are included in current and non-current borrowings

Operating leases where the Group acts as lessee mainly include offices.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

2.9.
Intangible assets

(a)
Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is initially measured as the difference between the fair value of the consideration transferred, plus the amount of non-controlling interest in the acquisition and, in business combinations achieved in stages, the acquisition-date fair value of the previously held equity interest in the acquisition; and the net fair value of the identifiable assets and liabilities assumed on the acquisition date.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is indicator of impairment.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units (“CGU”). In order to determine whether any impairment loss should be recognized, the book value of CGU or CGU groups is compared against its recoverable value. Net book value of CGU and CGU groups include goodwill and assets with limited useful life (such as, investment properties, property, plant and equipment, intangible assets and working capital net).

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are recorded in the statement of income as a deduction from operating income and not reversed in a subsequent periods.

Recoverable amount of a CGU is the higher of fair value less costs-to-sell and value-in-use. The fair value is the amount at which a cash-generating unit may be sold in a current transaction between unrelated, willing and duly informed parties. Value-in-use is the present value of all estimated future cash flows expected to be derived from CGU or CGU groups.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

(c)
Branding and client relationships

This relates to the fair value of brands and client relationships arising at the time of the business combination with IDBD. They are subsequently valued at cost, less the accumulated amortization or impairment. Client relationships have a 12-year useful life, while brands have an indefinite useful life.

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

At the date of each statements of financial position, the Group reviews the carrying amounts of its intangible assets to determine whether there is any indicator that those assets have suffered an impairment loss. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss.

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

Supplies used in the Group's farming activities comprise fertilizers, agrochemicals, vaccines, seeds, feed for livestock and other items. Harvested agricultural produce comprise harvested crops, and raw meat.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

For the Group’s operations in Argentina and Brazil, harvested crops are perpetually measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the income statements in the year in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

Inventories are measured at the lower of cost or net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business less selling expenses. It is determined on an ongoing basis, taking into account the product type and aging, based on the accumulated prior experience with the useful life of the product. The Group periodically reviews the inventory and its aging and books an allowance for impairment, as necessary.

The cost of consumable supplies, materials and other assets is determined using the weighted average cost method, the cost of inventories of mobile phones, related accessories and spare parts is priced under the moving average method, and the cost of the remaining inventories is priced under the first in, first out (FIFO) method.

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

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group elected to expense all such costs when incurred and includes them as “Cost of agriculture production” within Costs in the income statements (See Note 30). Therefore, “Cost of agriculture production” represents the costs expensed whilst the biological assets are growing.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

The line item “Cost of sales of biological assets and agricultural produce” within “Costs” in the income statements represents the recognition as an expense of agricultural produce held in inventory, valued at either cost or net realizable value, as applicable (See Note 2.11), or biological assets valued at fair value less costs to sell.

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

The gain or loss arising from initial recognition of a) agricultural produce and b) biological assets at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in profit or loss in the period in which they are incurred within the line item “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest”.

2.13.
Financial instruments

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

If either of the two criteria mentioned in the previous paragraph is not met, the debt instrument is classified as “fair value through profit or loss”. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the statements of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

2.14.
Derivative financial instruments and hedging activities and options

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

The Group’s policy is to apply hedge accounting where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. Trading derivatives are classified as a current asset or liability on the statement of financial position. Gains and losses on derivatives are classified according to their nature. Gains and losses on commodity derivatives are classified within the line item “Other operating income, net”. Gain and losses on all other derivatives are classified in the income statements where the results of the items covered are recognized.

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

The stock purchase options involving shares of subsidiaries agreed at a fixed price are accounted for under shareholders’ equity.

2.15.
Groups of assets and liabilities held for sale

Groups of assets and liabilities are classified as held for sale when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. Groups of assets and liabilities held for sale are valued at the lower of their net book value and fair value less selling costs.

2.16.
Trade and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

An allowance for bad debts is recorded where there is objective evidence that the Group may not be able to collect all receivables within their original payment term. Indicators of bad debts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account.

In the case of larger non-homogeneous receivables, the impairment provision is calculated on an individual basis.

The Group collectively evaluates smaller-balance homogeneous receivables for impairment. For that purpose they are grouped on the basis of similar risk characteristics and account asset type, collateral type, past-due status and other relevant factors are taken into account.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a provision account, and the amount of the loss is recognized in the statements of income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the statements of income.

2.17.
Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.18.
Borrowings

Borrowings are recognized initially at fair value, net of costs incurred in the transaction. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

2.19.
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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

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

(a)
Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historic data of the warranties granted and all potential results are weighted against associated probabilities.

(b) Onerous contracts

A provision for onerous contracts is recognized when the expected benefits are lower than the costs of complying with contract obligations. The provision is measured at the present value of the lower of expected cost of terminating the contract and the net expected cost of continuing the contract. Before recognizing a provision, the Group recognizes the impairment of the assets related to the mentioned contract.

2.20.
Employee benefits

(a)
Defined contribution plans

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expenses in the statements of income in the fiscal year when they are incurred.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

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

(d)
Defined benefit plans

Group’s net obligation concerning defined benefit plans is calculated on an individual basis for each plan, estimating the future benefits employees have gained in exchange for their services in the current and prior years. The benefit is disclosed at its present value, net of the fair value of the plan assets. Calculations are made on an annual basis by a qualified actuary.

(e)
Other long-term employee benefits

The net obligation of IDBD and its subsidiaries concerning employee long-term benefits, other than retirement plans, is the amount of the future benefits employees have gained in exchange for their services in the current and prior periods. These benefits are discounted at their present values.

(f)
Share-based compensation plan

The fair value of the equity settled awards is measured at the date of grant. The Group measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

2.21.
Income tax, deferred income tax and minimum presumed income tax

The Group’s tax expense for the year comprises the charge for tax currently payable and deferred income. Tax is recognized in the statements of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statements of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except when opportunity of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges within the applicable 10-year period recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the Statements of Financial Position.

2.22.
Cash and cash equivalents

In the statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are not included.

2.23.
Revenue recognition

Group's revenue is measured at the fair value of the consideration received or receivable.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

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

Investment property activities:

● Rental and services - Shopping centers portfolio

Revenues derived from business activities developed in the Group’s shopping centers mainly include rental income under operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

Rental income from shopping center properties leased out under operating leases, admission rights and fees related to their real estate agent business are recognized in the statements of income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the years in which they are earned. Rent reviews are recognized when such reviews have been agreed with tenants.

Lease contracts also provide that common area maintenance charges and collective promotion funds of the Group’s shopping centers are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping centers. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

● Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid from tenants.

Rental income from offices and other rental properties leased out under operating leases is recognized in the income statements on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

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

● Revenue from supermarkets

Revenue from the sale of goods in the ordinary course of business are recognized at the fair value of the consideration collected or receivable, net of returns and discounts. When the credit term is short and financing is that typical in the industry, consideration is not discounted. When the credit term is longer than the industry’s average, in accounting for the consideration, the Group discounts it to its net present value by using the client’s risk premium or the market rate. The difference between the fair value and the nominal amount is accounted for under financial income. If discounts are granted and their amount can be measured reliably, the discount is recognized as a reduction of revenue.

Generally, the Group recognizes revenue upon delivery of goods to the client. In international sales, revenue is recognized upon loading goods with the forwarder. Where two or more products are sold under one single contract, the Group separates each component and gives them a separate accounting treatment. The attribution of value to each component is based on the relative fair value of each unit. Should the fair value not be measurable on a reliable basis, then revenue is attributed based on the difference arising between the total amount of the executed contract and the fair value of the goods delivered.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

As regards client loyalty programs, the fair value of the consideration received or receivable in relation to the initial sale is allocated across the rewards credits and the other components of the sale. The amount allocated to rewards credits is estimated based on the market value of the goods to be delivered. The fair value of the right to purchase products at a discount is calculated considering the expected exchange ratio and the expected terms. Such amount is deferred and revenue is recognized only where rewards credits are exchanged and the Group has complied with its obligation to provide the products at a discount, or else when such reward credits have expired. The amount of revenue recognized under such circumstances is based on the number of reward credits that have been exchanged for products with discounts, in relation to the total number of reward credits expected to be exchanged. Deferred revenue is then reversed when reward credits are no longer likely to be exchanged.

In addition, when the Group acts as agent and not as main supplier in a transaction, revenue is recognized at the net amount of commissions. Revenue from commissions is recognized based on transactions conducted by credit card companies at the rate and on the date they are credited. Revenue from credit margins of credit cards is recognized on the date the client is bound to pay and revenue for subscription fees is recognized on a monthly basis.

● Revenue from communication services and sale of communication equipment

Revenue derived from the use of communication networks by the Group, including mobile phones, Internet services, international calls, fixed line calls, interconnection rates and roaming service rates, are recognized when the service is provided, proportionally to the extent the transaction has been realized, and provided all other criteria have been met for revenue recognition.

Revenue from the sale of mobile phone cards are initially recognized as deferred revenue and then recognized as revenue as they are used or upon expiration, whichever takes place earlier.

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, the Group records the sale of equipment separately and recognizes revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services are recognized and accounted for as they are provided. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value, and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. The Group ascertains the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Revenue derived from long-term contracts is recognized at the present value of future cash flows, discounted at market rates prevailing on the transaction date. Any difference between the original credit and its net present value is accounted for as interest income over the credit term.

●
Revenue from tourism services

Revenue from the provision of tourist services is recognized when the following conditions are met:

●
the revenue amount may be reliably measured;
●
    the economic benefits associated to the transaction are expected to have an impact on the Group;
●
the degree of completion of the transaction may be measured on a reliable basis; and
●
   expenses incurred in relation to the transaction as well as all necessary costs to finalize the transaction may be reliably measured.

2.24.
Cost of sales

The cost of sales of supermarkets, includes the acquisition costs for the products less discounts granted by suppliers, as well as all expenses associated with storing and handling inventories. It also includes operational and management costs for shopping centers held by the Group as part of its real estate investments.

The Group’s cost of sales in relation to the supply of communication services mainly includes the costs to purchase equipment, salaries and related expenses, service costs, royalties, ongoing license dues, interconnection and roaming expenses, cell tower lease costs, depreciation and amortization expenses and maintenance expenses directly related to the services provided.

2.25.
Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds from this issuance.

When any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.26.
Comparability of information

Balance items as of June 30, 2015 and 2014 shown in these financial statements for comparative purposes arise from the Consolidated Financial Statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this year. See Note 2.1 (a)

As required by IFRS 3, the information of IDBD is included in the consolidated financial statements of the Group as from the acquisition date, and the prior periods are not modified by this situation. Therefore, the consolidated financial information for years after the acquisition is not comparative with prior years.

During the fiscal year ended June 30, 2016, the Argentine Peso devalued against the US$ and other currencies by around 65%. This has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income and costs of Agricultural Business and of income from Urban properties and investments business line, especially from the “office and other rental properties” segment, and our net assets and liabilities (mainly assets and liabilities of the Operations Center in Israel), in foreign currency.

Moreover, during the year ended June 30, 2016, the Brazilian Reais (Rs.) has depreciated against the Argentine Peso and other currencies by around 17%, respectively, which affects the comparability of the figures reported in the current financial statements given its negative impact on the financial position and results of operations of the Group, due mainly to the foreign exchange rate exposure to net assets and liabilities denominated in foreign currency and investments in joint ventures with a functional currency different from the Brazilian Reais.

2.27.
Irrevocable right of use of the capacity of underground communication lines

Transactions carried out to acquire an irrevocable right of use of the capacity of underground communication lines are accounted for as service contracts. The amount paid for the rights of use of the communication lines is recognized as “Prepaid expenses” under trade and other receivables, and is amortized over a straight-line basis during the period set forth in the contract (including the option term), which is the estimated useful life of such capacity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals

A.
IDBD

(a)
Control obtainment

On May 7, 2014, a transaction was agreed whereby the Group, acting indirectly through Dolphin, acquired jointly with ETH (a non-related company established under the laws of the State of Israel to the Company best knowledge controlled by Mordechay Ben Moshé), an aggregate number of 106.6 million common shares in IDBD, representing 53.30% of its stock capital, under the scope of the debt restructuring arrangement of IDBH, IDBD's parent company, with its creditors (the "Arrangement").

Under the terms of the agreement entered into between Dolphin and ETH (the "Shareholders' Agreement"), Dolphin acquired a 50% interest in this investment, and ETH acquired the remaining 50%. The total initial investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date.

On May 28, 2015, ETH launched the BMBY mechanism provided in the Shareholders’ Agreement (clause which establishes that each party of the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price). In addition, ETH further added that the purchaser thereunder required to assume all obligations of seller.

On June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the tender offer were resolved through an arbitration process brought by Dolphin and ETH, on September 24, 2015, the competent arbitrator resolved that:
(i)
Dolphin and IFISA (related Company to the Group) were entitled to act as buyers in the BMBY process, and ETH had to sell all IDBD shares held by it (92,665,925 shares) at price of NIS 1.64 per share;
(ii)
The buyer had to fulfill all of the commitments included in the Arrangement, including the commitment to carry out Tender Offers whose responsibility belonged to Dolphin;
(iii)
The buyer had to pledge the shares that seller had pledged to them in favor of the Arrangement trustees.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD's shares of stock held by ETH. Consequently, the Shareholders' Agreement ceased and members of IDBD's Board of Directors representing ETH submitted their irrevocable resignation to the Board Dolphin was hence empowered to appoint the new members to the Board. Additionally, on the same date, Dolphin pledged additional shares as collateral to secure compliance with the IDBD stock purchase agreement, thereby increasing the number of pledged shares to 64,067,710. Consequently, the Group gained control of IDBD and started to consolidate financial statements as from that date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

In addition to the competent arbitrator’s decision issued on September 24, 2015, ETH and Dolphin still have counterclaims of different kinds which are subject to such arbitration proceeding. As of the filing date of these financial statements, the proceeding is still being heard.

The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

10.11.15
Fair value of the interest in IDBD’s equity held before the business combination and warrants	1,416
Total consideration	1,416

10.11.15
Fair value of identifiable assets and assumed liabilities:
Investment properties	29,586
Property, plant and equipment	15,104
Intangible assets	6,603
Investment in joint ventures and associates	9,268
Financial assets and other assets held for sale	5,129
Trading properties	2,656
Inventories	1,919
Income tax credits for the year	91
Trade and other receivables	9,713
Investments in financial assets	5,824
Cash and cash equivalents	9,193
Deferred income tax	(4,681)
Provisions	(969)
Borrowings	(60,306)
Derivative financial instruments, net	(54)
Income tax liabilities	(267)
Employee benefits	(405)
Trade and other payables	(19,749)
Total net identifiable assets	8,655
Non-controlling interest	(8,630)
Goodwill	1,391
Total	1,416

The Group assessed the fair value of the investment property with the assistance of qualified independent appraisers. As of the acquisition date, the Group estimates that recognized assets are recoverable. The value of the non-controlling interest in IDBD has been determined on a proportional basis to the fair value of net acquired assets and the fair value of warrants.

Following the control of IDBD, the cumulative currency translation accumulated in shareholders’ equity from the interest held in IDBD before the business combination in the amount of Ps. 91 was recognized in the statement of income. Such result was disclosed under "Other operating results, net" line in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

The revenues IDBD has generated since October 11, 2015 and that have been disclosed in the consolidated statement of income amount to Ps. 28,229. IDBD has also run a net result of Ps. (1,984) during said period. If IDBD had been included in the consolidation since July 1st, 2015, the Group´s consolidated income statement would have shown pro-forma revenues in the amount of Ps. 49,637 and pro-forma net result of Ps. (1,992).

Later on, following the exercise of BMBY, Dolphin has entered into an option agreement with IFISA that grants Dolphin the right, but not the obligation, to acquire 92,665,925 shares in IDBD which IFISA acquired in the BMBY process at a price per share of NIS 1.64 plus an annual interest rate of 8.5%. The exercise date for the option extends for two years. Additionally, Dolphin is entitled to a first refusal right in case that IFISA agrees to sell these shares to a third party. The value of the option agreement as of June 30, 2016 is zero.

(b)
Acquisition of non-controlling interest

Dolphin was required to carry out the first tranche of tender offers in December 2015. Before expiration of such first tranche, Dolphin and the agreement trustees (the " trustees") entered into an extension agreement (the "Extension Agreement"), which was replaced by the final agreement approved by approximately 95% of the non-controlling shareholders of IDBD (excluding IFISA) and by warrants holders of IDBD on March 2, 2016 and by the competent court on March 10, 2016. The major amendments to the Agreement were:

(i)
Replacement of the obligation to conduct tender offers as previously established under an agreement whereby Dolphin would purchase all the shares outstanding on March 29, 2016 from non-controlling shareholders of IDBD (except for those held by IFISA) on March 31, 2016. On March 29, 2016, all IDBD shares would cease to be traded in the TASE. On that date, all IDBD warrants held by non-controlling shareholders would expire and Dolphin would make capital contributions to IDBD or grant subordinate loans, as described hereafter.
(ii)
The price to be paid for each IDBD share held by non-controlling shareholders on March 29, 2016 would be NIS 1.25 in cash, plus NIS 1.20 adjusted nominal value in bonds of the IDBD Series 9 (the “IDBD Bonds”), which IDBD will issue directly to non-controlling shareholders and holders of warrants, and Dolphin will inject funds into IDBD equal to the adjusted nominal value of IDBD Bonds. Additionally, Dolphin would undertake to pay NIS 1.05 (subject to adjustments) in cash if Dolphin, either directly or indirectly, gain control of Clal, or else if IDBD sells a controlling shareholding in Clal under certain parameters (the “Clal payment”), which refers mainly to Clal’s sale price (at a price which exceeds 75% of its book value upon execution of the sale agreement, subject to adjustments) and, under certain circumstances, the proportion of Clal shares sold by IDBD.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

(iii)
The warrants held by non-controlling shareholders that have not been exercised until March 28, 2016 expired on March 31, 2016. Each warrant holder was entitled to elect whether: (a) to receive IDBD bonds (based on the adjusted nominal value) in an amount equal to the difference between NIS 2.45 and the exercise price of the warrants and be entitled to the Clal payment; or (b) to receive a payment determined by an independent appraiser.
(iv)
Dolphin compromised that would provide IDBD a total amount of NIS 515 million (the “Contribution to IDBD”), out of which it has already contributed NIS 15 million in February 2016 and NIS 85 million in March 2016. The amount injected to IDBD would be reduced by any capital contribution resulting from the exercise of warrants held by non-controlling shareholders (maximum amount of approximately NIS 37.5 million). The contribution to IDBD would further cover the IDBD Bonds necessary to comply with the transactions described above (between NIS 166.5 million and NIS 178 million), and the balance would be contributed until completing the amount committed by Dolphin either as a capital contribution or as a subordinated loan (between NIS 284.5 million and NIS 333.5 million).
(v)
Dolphin had to pledge 28% of its IDBD shares, as well as all rights held by Dolphin in relation to the subordinated loan granted in the amount of NIS 210 million in December 2015, until the payment obligation for Clal has been completed or has expired, after which the pledge will be discharged. Should new shares be issued by IDBD, Dolphin will have to pledge additional shares until completing the 28% of all IDBD share capital. This pledge supersedes the existing pledge on approximately 64 million shares of IDBD and all Dolphin’s rights in relation to the Subordinated Loan.
(vi)
Additionally, Dolphin agreed not to exercise its right to convert the subordinated loans into shares of IDBD until the pledge described above has been released. Should the pledge on subordinated loans be exercised by the Arrangement Trustees, then those trustees may convert the subordinated loans into shares; however, in such case, the maximum percentage of the IDBD capital that may be pledged is 35%, and any shares in excess of such amount will be released from the pledge.

As a result of the description above, on March 31, 2016: (i) Dolphin acquired all shares from IDBD’ non-controlling shareholders (except for IFISAS), (ii) all warrants held by IDBD non-controlling shareholders expired, and (iii) Dolphin made additional contributions to IDBD via subordinated loans pursuant to the agreement. All commitments to invest in IDBD by Dolphin have been fully complied so that the only obligation still pending is the Clal payment, provided the conditions herein described are met. Additionally, Dolphin is bound to exercise its warrants in the event the following conditions occur jointly:

(i)
An agreement is reached to renegotiate the debt covenants of IDBD and its subsidiaries;
(ii)
Control over Clal is secured.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

5.
Acquisitions and disposals (Continued)

Should both situations take place, the obligation would amount to NIS 391 million. The warrants mature on February 10, 2018.

As of June 30, 2016, IRSA’s indirect interest in IDBD was 68.28% without considering dilution.

The transaction described above represented the acquisition of an additional interest of 19.28% in IDBD for a total amount of Ps. 1,249. As a result of this transaction, the non-controlling interest was increased by Ps. 346 and the interest attributable to the shareholders’ of the controlling parents was increased by Ps. 234.

B.
Acquisition and disposal of investment properties

During the fiscal year ended June 30, 2016, the Group has sold certain floors corresponding to Maipú 1300 Building, Intercontinental Plaza, all the floors corresponding to Dique IV and Isla Sirgadero, among others for a total amount of Ps. 1,393. All sales mentioned above led to a combined profit for the Group of Ps. 1,101, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

During the fiscal year ended June 30, 2015, the Group acquired five plots of farmlands in Luján for Ps. 210 and, through IRSA CP, a plot of land in Córdoba for Ps. 3.1. Additionally the Group has sold floors corresponding to Maipú 1300 building, Intercontinental Plaza, Bouchard 551, the entire Madison 183 building and parking spaces in Bouchard 551, Libertador 498 and Maipú 1300 for a total amount of Ps. 2,447. All sales mentioned above led to a combined profit for the Group of Ps. 1,150, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

During the fiscal year ended June 30, 2014, the Group acquired, through IRSA CP, a building next to Alto Palermo Shopping for US$ 3.8 million. Additionally the Group sold floors corresponding to Maipú 1300 building, Bouchard 551 and the entire buildings Mayo 589, Rivadavia 565, Costeros Dique IV Constitución 1159 and parking spaces in Maipú 1300, Bouchard 551 and Libertador 498 buildings for a total amount of Ps. 402. All sales mentioned above led to a combined profit for the Group of Ps. 231, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

C.
Changes in non-controlling interest

IRSA

During the fiscal year ended June 30, 2016, the Group sold a 0.93% interest in IRSA for a total amount of Ps. 86.4. This resulted in an increase in non-controlling interests of Ps. 20.6 and a increase in equity attributable to holders of the parent of Ps. 40.3, net of tax effect.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

During the fiscal year ended June 30, 2015, the Group sold a 1.81% interest in IRSA for a total amount of Ps. 181.8. This resulted in an increase in non-controlling interests of Ps. 33.7 and a increase in equity attributable to owners of the parent of Ps. 97.7, net of tax effect.

The effects of disposals of the ownership interest of IRSA on the equity attributable to owners of the Group is summarized as follows:

	June 30, 2016 Ps.	June 30, 2015 Ps.
Carrying amount of the non-controlling interests sold by the Group	(20.6)	(33.7)
Consideration collected	86.4	181.8
Tax effect	(25.5)	(50.4)
Reserve recorded in equity	40.3	97.7

During the fiscal year ended June 30, 2015, the Group acquired a 0.65% interest in IRSA for a total amount of Ps. 50.7. This resulted in a decrease in non-controlling interests of Ps. 12.7 and an decrease in equity attributable to holders of the parent of Ps. 38, net of tax effect.

The effect of acquisition of the ownership interest of IRSA on the equity attributable to owners of the Group is summarized as follows:

June 30, 2015 Ps.
Carrying amount of group’s interest acquired of	12.7
Consideration paid for non-controlling interests	(50.7)
Reserve recorded in equity	(38.0)

On June 10, 2014, the Board of Directors of IRSA resolved to finish the stock repurchase plan that was approved by resolution of the Board on July 25, 2013, and modified by resolutions adopted on September 18, 2013, October 15, 2013 and October 22, 2013. During the term of the Stock Repurchase Plan, IRSA has repurchased 4,904,697 shares for an aggregate amount of Ps. 37,905,631.

Dolphin

During year 2015, the Group through its subsidiaries, contributed an amount of US$ 146 million in Dolphin. Such amount was also allocated to increase Dolphin’s investment in IDBD. This resulted in a decrease in non-controlling interests of Ps. 21 and an increase in equity attributable to the holders of the parent.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

D.
Sale of Farmlands

Cresca

On April 3, 2014, Cresca S.A. signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo. The total price was US$ 14.7 million (equivalents to Ps. 116.9), which amount shall be collectable as follows: US$ 1.8 million (equivalents to Ps. 14.3) were collected upon the execution of the bill of sale, US$ 4.3 million (equivalents to Ps. 34.2) upon execution of the conveyance deed; US$ 3.7 million (equivalents to Ps. 33.1) interest-free between April and July, 2015; and US$ 4.9 million (equivalents to Ps. 73.1) interest-free were collected in July, 2016, thus being canceled all the mortgage had been granted in guarantee price balance. Possession was delivered upon execution of the conveyance deed. The Group has recognized gains of Ps. 19.1 as result of this transaction.

Cremaq

On June 10, 2015, Brasilagro sold the remaining area of 27,745 hectares of Cremaq field, an establishment, located in the municipality of Baixa Grande do Ribeiro (Piaui). The transaction price was fixed at Rs. 270 million (equal to Ps. 694), which have already been fully collected, and Rs. 49.7 million (equal to Ps. 127.7) of which remain under “Restricted Assets” on condition that the public deed for 6,020 be registered and that an agreement for the termination of possessory actions related to a disputed fraction be notarized. The Group has recognized gains of Ps. 525.9 as result of this transaction.

La Fon Fon II

On October 17, 2013, Yuchán signed a purchase-sale agreement involving a sale subject to retention of title involving 1,643 hectares of "La Fon Fon II" for an overall amount of US$ 7.21 million (equivalents to Ps. 59). As of the balance sheet date, the amount of US$ 7.1 million (equivalents to Ps. 58.1) has been collected, and the remaining balance amounts to US$ 0.12 million (equivalents to Ps. 0.9) that will be cancelled in 2 installments, starting in December this year, and concluding in December 2017. Under the contract, the conveyance will be recorded with the Registry once the price has been fully paid off. On June 24, 2015, possession was granted by Yuchán. During the year 2015 the Group recognized a profit before tax of US$ 2.7 million (equivalents to Ps. 24.6) as result of this transaction.

Araucária

On June 27, 2014, Brasilagro sold a total area of 1,164 hectares of Araucaria field.

The sale was priced at Rs. 32.5 million (Ps. 117.5). The Group recorded a profit before tax on the sale of the Araucaria farmland for an amount of Rs. 21.0 million (or Ps. 75.8).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

San Cayetano

On May 27, 2014, Ombú signed a purchase-sale agreement involving a sale subject to retention of title involving 883 hectares of "San Cayetano I" establishment for an overall amount of US$ 4.2 million (equivalents to Ps. 31).

On June 20, 2016, an Agreement was signed to modify a Purchase-Sale Private Deed with Reserve of Property Rights where the precise area of the property has been determined to cover 855,3213; the parties have agreed to adjust the sale price of the property by deduction US$ 0.1 million (Ps. 1.4) from the total price.

The amount of US$ 3.2 million (Ps. 23.6) of the price has already been paid, and the balance will be paid in three installments, with the last installment being due upon execution of the title conveyance deed.

Under the contract, the conveyance shall be recorded once the price has been fully collected off. Possession was granted upon execution of the contract. The Group recorded a gain of US$ 1.8 million (Ps.15.6) on the sale.

E.
Acquisition of additional interest in BHSA

During the year ended June 30, 2015, the Group acquired 3,289,029 additional shares of BHSA in a total amount of Ps. 14.2, thus increasing its interest in such company from 29.77% to 29.99%, without consideration of treasury shares. During the year ended June 30, 2016, the Group sold 1,115,165 shares of BHSA in a total amount of Ps. 7.7, thus increasing its interest to 29.91%, without considering treasury shares.

F.
Disposal of financial assets

During August 2014, IRSA has sold through its subsidiary, Real Estate Investment Group IV, the balance of 1 million shares in Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

G.
Sale of Associates

On February 5, 2014, the Group, through Ritelco, sold its interest in Bitania, representing 49% of its capital stock, for an amount of US$ 4.2 million. Such transaction generated a net gain of approximately Ps. 13.3 which are shown in the line "Other operating results, net" in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisitions and disposals (Continued)

H.
BACS

The Group through Tyrus, subscribed a purchase-sale agreement of shares of BACS, representing an interest of 6.125%. The transaction amounts to US$ 1.35 million. This operation is yet to be approved by the BCRA as of June 30, 2016, according to regulations in force. The advance payment related to this transaction is disclosed in “Trade and other receivables”. On August 24, 2016 the operation was approved by the BCRA.

The Group through IRSA, on June 17, 2015, subscribed Convertible Notes, issued by BACS for a nominal value of 100,000,000, which are convertible into common shares.

On June 21, 2016 we notified BACS on their right to convert all of the Convertible notes into common shares.

As a consequence, BACS initiated the relevant diligence before the Argentine Central Bank in order to secure the authorization to issue the shares in our favor.

I.
Rigby capital reduction

On October 17, 2014, Rigby reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made on the sale of the Madison building. The total amount distributed is US$ 103.8 million, of which the Group received US$ 77.4 million (US$ 26.5 million through IRSA International and US$ 50.9 million through IMadison LLC) and US$ 26.4 million were distributed to other shareholders. As a result of such reduction, the Group has decided to reverse the corresponding accumulated conversion difference on a pro rata basis, which amounted to Ps. 188.3. This reversal has been recognized in the line “Other operating results, net" in the statement of income.

4.
Financial risk management and fair value

The Group's activities expose it to a variety of financial risk: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risk), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The general risk management policies of the Group and seek both to minimize adverse potential effects on the financial performance of the Group and to manage and control the financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies, as explained below.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

Given the diversity of characteristics in the activities conducted under its business and operations center, the Group has decentralized the risk management policies based on two significant line of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two: (a) Argentina and (b) Israel, in order to identify and properly analyze the various types of risks to which each of the subsidiaries is exposed.

4.1            Risk management in the Agricultural Business:

The risks management function within the Group is carried out in respect of financial risks. Financial risks are risks arising from financial instruments to which the Group is exposed during or at the end of the reporting year. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, liquidity risk and capital risk.

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

This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The risks and uncertainties, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

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

Foreign exchange risk and associated derivative financial instruments:

The Group publishes its consolidated financial statements in Argentine pesos but conducts operations and holds positions in other currencies. As a result, the Group is exposed to foreign currency exchange risk through exchange rate movements, which affect the value of the Group’s foreign currency positions. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The commercial and/or agro-industrial activities of the Group's subsidiaries are primarily developed in Argentina and have as functional currency the Argentine Peso. The agricultural activities of the Group’s subsidiaries are primarily developed in Argentina, Brazil and Bolivia, where the functional currencies are the respective local currencies. An important part of the business activities of these subsidiaries is conducted in such local currencies, thus not exposing the Group to foreign exchange risk. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowing in foreign currencies, or other methods, considered adequate by the Management, according to circumstances.

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following table shows the net carrying amounts of its financial instruments denominated in US$, broken down by functional currency in which the Company operates, for the years ended June 30, 2016 and 2015. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position (Liability)/Asset (in million)	Net monetary position (Liability)/Asset (in million)
	June 30, 2016	June 30, 2015
Functional currency	US$	US$
Argentine Peso	(3,303)	(1,618)
Brazilian Reais	268	153
Bolivian Peso	(127)	(107)
Total	(3,162)	(1,572)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would result in an additional loss before income tax for the year ended June 30, 2016 and 2015 for an amount of Ps. 316 and Ps. 157, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statements of income.

On the other hand, the Group also uses derivative instruments, such as forward foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2016 the Group has future exchanges contract pending for an amount of Ps. 25 (asset) and Ps. 31 (liability). As of June 30, 2015 there were future exchanges contract pending for an amount of Ps. 10 (liability).

Interest rate risk:

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

The Group’s interest rate risk principally arises from long-term borrowings (Note 23). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowings covenants.

The Group manages its cash flow interest rate risk exposure by different hedging instruments, including but not being limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or viceversa.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

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

Note 23 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans for the years ended June 30, 2016 and 2015.

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the years ended June 30, 2016 and 2015, in Ps. 70 and Ps. 14. A 1% decrease in floating rates would have an equal and opposite effect on the income statements.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

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

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2016 and 2015. The amounts are presented in thousands of Argentine Pesos.

	June 30, 2016
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Futures:
Sell
Corn	30,500	-	-	3	(4)
Soybeans	94,271	10	-	(29)	(15)
Purchase
Corn	11,100	-	-	(1)	-
Soybeans	2,300	-	-	-	-
Wheat	5,400	-	-	1	-
Options:
Sell put
Soybeans	12,247	-	(1)	-	-
Purchase put
Soybeans	12,747	-	5	3	(2)
Sale call
Soybeans	13,347	-	(4)	(7)	(3)
Wheat	2,900	-	-	-	(1)
Total	184,812	10	-	(30)	(25)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

	June 30, 2015
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Futures:
Sell
Corn	8,600	1	-	(1)	(1)
Soybeans	107,727	5	-	(10)	(4)
Wheat	7,000	-	-	-	-
Purchase
Corn	1,400	-	-	-	-
Soybeans	2,200	-	-	-	-
Wheat	1,000	1	-	-	(1)
Options:
Sell put
Soybeans	9,952	(1)	-	(1)	(1)
Purchase put
Soybeans	20,412	-	3	1	(2)
Sale call
Soybeans	44,124	-	(3)	(7)	(4)
Total	202,415	6	-	(18)	(13)

	June 30, 2014
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Futures:
Sell
Corn	20,225	1	-	1	1
Soybeans	197,428	1	-	3	1
Wheat	1,100	-	-	-	-
Purchase
Corn	2,400	-	-	-	-
Soybeans	4,300	-	-	-	-
Wheat	1,700	-	-	-	-
Options:
Sell put
Soybeans	16,204	-	-	1	4
Total	243,357	2	-	5	6

Gains and losses on commodity-based derivative instruments were Ps. 77 (loss), Ps. 8 (gain) and Ps. 15 (loss) for the years ended June 30, 2016, 2015 and 2014, respectively. These gains and losses are included in “Other operating results, net” in the income statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

Crops future contract fair values are computed with reference to quoted market prices on future exchanges.

Other price risk

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feed lot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and, other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 39% and 24% of the Group’s total trade receivables as of June 30, 2016 and 2015, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil and Bolivia. However, Argentina and Brazil together concentrate more than 87% and 88% of the Group’s grain production for the years ended June 30, 2016 and 2015, respectively. For the years ended June 30, 2016 and 2015, the grain production in Bolivia has not been significant representing only 10% and 9% of the total Group’s crop sales, respectively. Each country has its own established market for the respective grain production. Generally, the entire country’s grain production is sold in the domestic market to well-known multinational exporters such as Molinos, Cargill or Bunge, and/or local exporters. Prices for grains are also generally based on the market prices quoted in the domestic markets which normally take as reference the prices in international grain exchanges such as the Chicago Board of Trade.

For the years ended June 30, 2016 and 2015, 34% and 27% of sales of crops in Argentina and Brazil were sold to well-known exporters. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

The Group concentrates its cattle production in Argentina, where it is entirely sold in the domestic market. The main buyers are slaughterhouses and supermarkets and are well dispersed. Prices in the cattle market in Argentina are basically fixed by local supply and demand. The principal market is the Liniers Market in Buenos Aires, which provides a standard in price formation for the rest of the domestic markets. Live animals are sold by auction on a daily basis in the market, whereas prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Some supermarkets and meat packers establish their prices by kilogram of processed meat. In these cases, processing yields influences the final price.
Our cattle sales are diversified, we are and will continue to be significantly dependent on a number of third party relationships, mainly with our customers for crop and milk sales. During the fiscal year 2016, we sold our products to approximately 850 customers. Sales of agricultural products to our ten largest customers represented approximately 72% of our net sales for the fiscal year ended June 30, 2016. During fiscal year 2016, our biggest three customers were Bunge Argentina S. A., Cargill S.A.C.I. and Vicentin S.A.I.C. which represented, in the aggregate, approximately 31% of our net sales in agricultural products, while the remaining seven customers in the aggregate represented approximately 41% of our net sales in the fiscal year 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

The Group’s milk production is also based in Argentina. The Group has historically sold its entire milk production to Mastellone Hnos. S.A., which is the largest dairy company in Argentina. Sales to Mastellone amounted to Ps. 65.0 and Ps. 71.9 for the years ended June 30, 2016 and 2015, respectively, representing 2% and 3% of the Group’s agricultural consolidated revenue for those years, respectively, and 0.2% and 1% of the Group’s total revenues in the respective years. Although sales are concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of Mastellone. As milk is a perishable product there is no ability for the Group to mitigate pricing risk through inventory management. The Group negotiates the prices of raw milk on a monthly basis in accordance with domestic supply and demand. Prices for milk are based on a large number of factors including fat and protein content, bacteria levels and temperature. However, dairy prices have historically tended to have reasonable correlation with prices of agricultural inputs such as feed and fertilizer, and the Group monitors these relationships in order to adapt its tactics to suit.

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates more than 92% and 96% of the Group's total sugarcane production as of June 30, 2016 and 2015, respectively. Currently, the Group has a farm in Brazil dedicated to sugar production and the entire output is sold to a third-party, ETHB, under an exclusive agreement dated March 2008. ETHB is the largest ethanol producer in Brazil. Under the agreement, ETHB is contractually obligated to purchase the entire production of two crop cycles of sugarcane comprising six agricultural years with five cuts, with the possibility of extending them for another full agricultural cycle upon prior agreement of the parties. The duration of each cycle may be extended if the parties wish to do so. Currently, the Group is selling to ETHB at market price. Sales to ETHB amounted to Ps. 256 and Ps. 178 for the years ended June 30, 2016 and 2015, respectively, representing 9% and 8% of the Group’s agricultural consolidated revenue for those years, respectively. Although sales are concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of ETHB.

The management does not expect any significant losses resulting from the non-performance by these counterparties.

The maximum exposure to Group’s credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s overall exposure of credit risk arising from trade receivables is set out in Note 17.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

(c)
Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statements of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

When the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

As of June 30, 2016	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	614	-	-	-	-	614
Borrowings (Excluding finance lease liabilities)	1,028	1,271	1,604	250	45	4,198
Finance lease obligations	9	6	6	-	-	21
Derivative financial instruments	36	16	-	-	-	52
Total	1,687	1,293	1,610	250	45	4,885

As of June 30, 2015	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	391	-	2	2	-	395
Borrowings (Excluding finance lease liabilities)	1,342	474	699	575	608	3,698
Finance lease obligations	11	7	3	3	-	24
Derivative financial instruments	33	5	-	-	-	38
Total	1,777	486	704	580	608	4,155

(d)
Capital risk management

The capital structure of the Group consists of equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 23. The Group’s equity is analyzed into its various components in the statements of changes in equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e. debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity by taking out insurance.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1            Risk management in the Agricultural Business (Continued)

The Group’s strategy is to maintain key financing metrics namely, net debt to total equity ratio (gearing) and loan-to value ratio (LTV) to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details the key metrics in relation to managing its capital structure of the Group. The levels of these metrics are within the ranges established by the Group’s strategy.

	June 30, 2016	June 30, 2015

Gearing ratio (i)	65.33%	56.63%
LTV ratio (ii)	56.44%	55.21%

(i)
Calculated as total debt over total capital (including equity plus total debt).
(ii)
Calculated as total debt over total property at fair value (including trading properties, properties, plant and equipment, investment properties, farmland rights to receive units under barter agreements).

(e)
Other non-financial risks

Nature risk:

The Group’s revenue arising from agricultural activities depends significantly on the ability to manage biological assets and agricultural produce. The ability to manage biological assets and agricultural produce may be affected by unfavorable local weather conditions and natural disasters. Weather conditions such as floods, droughts, hail, windstorms and natural disasters such as fire, disease, insect infestation and pests are examples of such unpredictable events. The Group manages this risk by locating its farmlands in different geographical areas. The Group has not taken out insurance for this kind of risks. The occurrence of severe weather conditions or natural disasters may affect the growth of our biological assets, which in turn may have a material adverse effect on the Group’s ability to harvest agricultural produce in sufficient quantities and in a timely way.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina:

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

The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee which was detailed in note 4.1.

This section provides a description of the principal risks that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

The analysis of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

This sensitivity analysis provides only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

(f)
Market risk management

The market risk is the risk of changes in the market price of financial instruments with whom the Group operates. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities and equity securities of certain entities, to the extent that these are exposed to market value movements. Management sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

Foreign exchange risk and associated derivative financial instruments

As mentioned in note 4.1, the Group publishes its consolidated financial statements in Argentine pesos but conducts operations and holds positions in other currencies. As a result, the Group is exposed to foreign currency exchange risk through exchange rate movements, which affect the value of the Group’s foreign currency positions. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The real estate, commercial and/or financial activities of the Group's subsidiaries in the operations center in Argentina have as functional currency the Argentine Peso. A significant majority of the activity of these subsidiaries is conducted in such local currency, thus not exposing the Group to foreign exchange risk. Other Group's subsidiaries have other functional currencies, principally US dollar. In the ordinary course of business, the Group, through its subsidiaries, transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US dollars and New Israeli Shekel. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowing in foreign currencies, or other methods, considered adequate by the Management, according to circumstances.

Financial instruments are considered sensitive to foreign exchange rates when they are not in the functional currency of the entity that holds them. The following table shows the net carrying amounts of the Company’s financial instruments nominated in US$ and NIS broken down by functional currency in which the Company operates, for the years ended June 30, 2016 and 2015. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position (Liability)/Asset
Functional currency	June 30, 2016		June 30, 2015
	US$	NIS	US$	NIS
Argentine Peso	(5,370)	-	(2,576)	-
Uruguayan Peso	6	-	(67)	-
US Dollar	-	(7)	-	(245)
Total	(5,364)	(7)	(2,643)	(245)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would increase loss before income tax for the year ended June 30, 2016 for an amount of Ps. 536. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

On the other hand, the Group in its operations center Argentina, also uses derivative instruments, such as forward foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2016 there are exchanges contract pending for an amount of US$ 21 million. Net book value of contracts amounts to Ps. (3).

Interest rate risk

As explained in note 4.1, the Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The Note 23 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans for the years ended June 30, 2016 and 2015.

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the year ended June 30, 2016, in Ps. 13.7. A 1 % decrease in floating rates would have an equal and opposite effect on the income statement.

Other price risk

The Group is exposed to equity securities price risk because of investments held in entities that are publicly traded, which are classified on the consolidated statement of financial position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2016 and 2015 the total value of Group´s investments in shares and derivative financial instruments of public companies, in the operations center Argentina, amounts to Ps. 822 and Ps. 1,803, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2016 of Ps. 82. An increase of 10% on these prices would have an equal and opposite effect in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

(g)
Credit risk management

The credit risk arises from the potential non-performance of contractual obligations by the parties, with a resulting financial loss for the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group.

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

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 11% and 38% of the Group’s total trade receivables as of June 30, 2016 and 2015, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful account balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If customers are independently rated, these ratings are used. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See Note 17 for details.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

On the other hand, property receivables related to the sale of trading properties represent 0.3% and 17% of the Group’s total trade receivables as of June 30, 2016 and 2015, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

(h)
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

The Group’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with Group’s needs, by spreading the repayment dates and extending facilities, as appropriate.

The following tables show financial liabilities, including Group’s derivative financial liabilities groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statement of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at each reporting date.

As of June 30, 2016	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	627	204	1	-	-	832
Borrowings (Excluding finance lease liabilities)	3,518	494	475	491	6,760	11,738
Finance lease obligations	2	1	1	-	-	4
Derivative financial instruments	3	-	-	-	-	3
Total	4,150	699	477	491	6,760	12,577

As of June 30, 2015	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	356	11	3	-	-	370
Borrowings (Excluding finance lease liabilities)	883	2,822	32	143	1,510	5,390
Finance lease obligations	2	1	1	-	-	4
Derivative financial instruments	264	237	-	-	-	501
Total	1,505	3,071	36	143	1,510	6,265

(i)
Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 23. The Group’s equity is analyzed into its various components in the statement of changes in equity.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

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

	June 30, 2016	June 30, 2015
Gearing ratio (i)	89.24%	63.45%
LTV ratio (ii)	29.39%	20.42%

(i)
Calculated as total of current and non-current borrowings over total current and non-current borrowings plus equity of the parent company.
(ii)
Calculated as total current and non-current borrowings over total properties at fair value (including trading properties, property, plants and equipment, investment properties and rights to receive future units under barter agreements).

Property risk

There are several risks affecting the Group’s property investments. The composition of the Group’s property portfolio including asset concentration and lot size may affect liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and average lot size.

A change in trends and economic conditions causes shifts in customer demands for properties and impacts on new lettings, renewal of existing leases and reduces rental growth. In addition, increases risk of tenant insolvencies. The Group conducts several actions to mitigate some of these risks whenever possible. The variety of asset types and geographical spread as well as a diversified tenant base, with monitoring of its concentration, helps mitigating these risks.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.2            Risk management in the Urban Properties and investment business in Argentina (Continued)

The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of them, the flow of people, the level of sales of each rental unit, the increasing competition from internet sales, the amount of rent collected from each rental unit and the fluctuations in occupancy levels. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Argentine Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

Risks associated with development properties activities include the following: a) the potential abandonment of development opportunities; b) construction costs exceeding original estimates, possibly making a project uneconomical; c) occupancy rates and rents at newly completed projects may be insufficient to make the project profitable. On the other hand: a) the Group may not be able to obtain financing on favorable terms for the development of the project; b) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; c) the Group may not be able to obtain, or delay in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; d) preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions; and e) prices for residential units may be insufficient to cover development cost. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.3            Risk management in the Urban Properties and investment business in Israel

Given the diversity of the activities conducted by IDBD and its subsidiaries, and the resulting risks, IDBD manages the exposure to its own key financial risks and those of its wholly-owned subsidiaries (except for IDB Tourism) in conformity with a centralized risk management policy, with the non-wholly owned IDBD subsidiaries being responsible for establishing the risk policy, taking action to cover market risks and managing their activities in a decentralized fashion. Both IDBD as holding and each subsidiary are responsible for managing their own financial risks in accordance with agreed global guidelines. The Chief Financial Officers of each entity are responsible for managing the risk management policies and systems, the definition of hedging strategies, insofar as applicable and based on any restriction that may be apply as a result of financial liability, the supervision of its implementation and the answer to such restrictions. The management framework includes policies, procedures, limits and allowed types of derivative financial instruments.

This section provides a description of the principal risks related to the operations center in Israel that could have a material adverse effect on the IDBD’s strategy, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

(a) Market risk management

Foreign currency risk

Real estate, business and/or financial activities of IDBD subsidiaries in the operations center in Israel are developed mainly in Israeli currency, although some operations, mostly borrowing, are expressed in US’ dollars, thereby exposing IDBD to a foreign currency risk.

Net financial position exposure to the functional currencies is managed in a decentralized way on a case-by-case basis, by using different foreign currency derivative instruments and/or by borrowing in foreign currencies, as the case may be, or by other methods considered adequate by the Management, according to circumstances.

As of June 30, 2016, the Israeli subsidiaries’ net financial position which exposes the Group to the foreign currency risk amounts to Ps. 1,686. The Group estimates that, other factors being constant, a 5% appreciation of the US dollar against the Israeli currency would increase loss before income tax for the year ended June 30, 2016 for an amount of Ps. 84.3. An equivalent depreciation of the Israeli currency would have an equal but opposite effect in the income statement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.3            Risk management in the Urban Properties and investment business in Israel (Continued)

Risk of fluctuations of the Consumer Price Index ("CPI") of Israel

IDBD has financial liabilities indexed by the Israeli CPI. As of the date of this consolidated financial statements, more than half of the financial liabilities arising from the center of operations in Israel were adjusted by the Israeli CPI.

Net financial position exposure to the Israeli CPI fluctuations is managed in a decentralized way on a case-by-case basis, by using different derivative financial instruments, as the case may be, or by other methods, considered adequate by the Management, according to circumstances.

The Group estimates that, other factors being constant, a 1% appreciation of the CPI would increase loss before income tax for the year ended June 30, 2016 for an amount of Ps. 415. An equivalent depreciation of the CPI would have result in a profit before income tax for the year June 30, 2016 for an amount of Ps. 319.

Interest rate risk

The IDBD’s interest rate risk principally arises from long-term borrowings (Note 23). Borrowings issued at a flooting rate expose IDBD to cash flow interest rate risk, are partially offset by financial assets at floating interest rate. Borrowings issued at fixed rates expose IDBD to fair value interest rate risk.

IDBD manages the exposure to this risk on a dynamic basis. Various scenarios are simulated by IDBD, taking into consideration refinancing, renewal of existing positions, alternative financing sources or hedging instruments, maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. The exposure to the interest rate risk is managed in a decentralized way and is monitored regularly by different management offices with a view to confirming that there are no adverse effects over its ability to meet its financial obligations and to comply with its borrowings covenants.

As of the date of these financial statements, the 96% of the Group’s long-term financial borrowings in the operations center in Israel are at fixed interest rate; therefore, IDBD is not significantly exposed to the interest rate fluctuation risk

IDBD estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the year ended June 30, 2016, in Ps. 25, approximately. An equivalent decrease of the floating rates would have result in a profit before income tax for the year June 30, 2016 for an amount of Ps. 26.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.3            Risk management in the Urban Properties and investment business in Israel (Continued)

Other price risk

IDBD is exposed to equity securities price risk or derivative financial instruments price risk because of investments held in entities that are publicly traded.

As indicated in Note 18, investment in Clal is classified on the statements of financial position at “fair value through profit or loss” and represents the most significant IDBD’s exposure to price risk. IDBD has not used hedging against these risks.

IDBD regularly reviews the prices evolution of these equity securities in order to identify significant movements.

(b)
Credit risk management

The credit risk arises from the potential non-performance of contractual obligations by the parties, with a resulting financial loss for IDBD. IDBD’s credit risk, as well as that of its wholly-owned subsidiaries (except for IDB Tourism), is managed in a centralized manner by IDBD. In contrast, the credit risk of the other subsidiaries is managed in a decentralized fashion by each subsidiary. Each entity is responsible for managing and analyzing the credit risk and limits have been established to ensure that IDBD deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to IDBD.

IDBD and subsidiaries invest their surplus liquidity so as to obtain a fair return on it, while maintaining a suitable return-risk ratio, in solid channels – mainly short-term shekel deposits in a number of major Israeli financial institutions, and they also invest in liquid securities, which mainly include trust funds, exchange traded funds, government and corporate bonds with a rating of at least A- and corporate bonds abroad have been rated with the international rating of Investment Grade and above. In addition, the maximum percentage of securities of a single issuer, which IDBD or a subsidiary holds in its portfolio does not exceed 10% of the value of its investment portfolio. IDBD and subsidiaries carry out transactions in derivative financial instruments only through banking corporations and entities that are required to maintain collateral levels in accordance with scenarios.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.3            Risk management in the Urban Properties and investment business in Israel (Continued)

IDBD’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and interest risk. IDBD generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counter party. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that IDBD has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

IDBD’s policy is to manage credit exposure to trade and other receivables counterparties within defined trading limits. All of IDBD’s significant counterparties are assigned internal credit limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping centers, offices and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). IDBD has a large customer base and is not dependent on any single customer. (Note 17).

There is not a high credit risk concentration in trade receivables from telecommunications and supermarket activity, as the business does not rely on few customers and most of the transactions are paid in cash or by credit card. (Note 17).

(c)
Liquidity risk management

The most important risk in the operations center in Israel is liquidity risk, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on IDBD’s cash flow and statements of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, IDBD aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

IDBD monitors its current and projected financial position using several key internally generated reports: cash flow forecasts, debt maturity and interest rate exposure. IDBD also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.3            Risk management in the Urban Properties and investment business in Israel (Continued)

The IDBD’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. IDBD maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with IDBD’s needs, by spreading the repayment dates and extending facilities, as appropriate.

The table below shows financial liabilities, including Group’s derivative financial liabilities in the operations center Israel, groupings based on the remaining period at the statements of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statements of financial position.

However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statements of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

As of June 30, 2016	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	13,046	234	561	54	4	13,899
Borrowings	20,714	19,328	29,522	9,435	52,232	131,231
Financial/ Operating leases	2,254	2,086	1,802	1,487	3,398	11,027
Derivative financial instruments	105	47	58	-	-	210
Purchase obligations	1,089	162	15	-	-	1,266
Total	37,208	21,857	31,958	10,976	55,634	157,633

Given the current financial liability conditions of the Operations Center in Israel, in particular in the holding company IDBD, the main source of funding has been capital contributions. See Note 26 that includes a description of commitments and restrictions related to loans and renegotiation processes under way.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

5.
Significant judgments, key assumptions and estimates

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

Estimation	Main assumptions	Potential implications	Main references
Business combination - Allocation of acquisition prices	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, discount rate, among others.	Should any of the assumptions made be inaccurate the recognized combination may not be correct.	Note 3 – Acquisitions and disposals
Recoverable amounts of cash-generating units (even those including goodwill), associates and assets.
The discount rate and the expected growth rate before taxes – in connection with cash-generating units.
The discount rate and the expected growth rate after taxes – in connection with associates.
Cash flows are determined based on past experiences with the asset or with similar assets and in accordance with the Group’s best factual assumption relative to the economic conditions expected to prevail.
Business continuity and share market value of the public companies in connection with cash-generating units.
Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).
		Should any of the assumptions made be inaccurate, this could lead to differences in the recoverable values of cash-generating units.	Note 10 - Investment properties Note 11 - Property, plant and equipment Note 13 - Intangible assets
Control, joint control or significant influence
Judgment relative to the determination that the Group holds an interest in the shares of investees (considering the existence and influence of significant potential voting rights), its right to designate members in the executive management of such companies (usually the Board of directors) based on the investees’ bylaws; the composition and the rights of other shareholders of such investees and their capacity to establish operating and financial policies for investees or to take part in the establishment thereof.
		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method).	Note 2.3
Estimated useful life of intangible assets, investment properties and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 - Investment properties Note 11 - Property, plant and equipment Note 13 - Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators.	Incorrect exposure of investment property values.	Note 10 - Investment properties
Income tax
The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.
Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.
		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 25 – Taxation
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 17 – Trade and other receivables
Hybrid financial instrument related to the non-recourse loan from Koor (Adama)	● The value of Adama’s shares. ● Unobserved data underlying the binomial model applied to the determination of the embedded derivative instruments’ value.
Changes in losses or profits resulting from the variation in the fair value of the embedded derivative, and variations in the book amount of the primary contract recognized as revenues or expenses from financing.
Note 23 – Borrowings
Level 2 and 3 financial instruments
Main assumptions used by the Group are:
● Discounted projected income as per discount rate
● Values determined in accordance with the company’s shares in equity funds on the basis of its financial statements, based on fair value or investment assessments.
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (market price) and share price volatility (historical) and market interest rate (Libor curve).
		Wrong recognition of a charge to income.	Note 16 – Financial instruments by category
Probability estimate of contingent liabilities	Whether more economic resources may be spent in relation to litigation against the Group; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 22 – Provisions
Biological assets	Main assumptions used in valuation are: yields, operating costs, selling expenses, future of sales prices, discount rate.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 14.	Note 14 – Biological assets

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are component of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Group, Mr. Eduardo S. Elsztain. In addition, and due to the acquisition of IDBD, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

Following the control of IDBD, the Group reports its financial and equity performance based on the new segment structure for the year-end 2016.

Segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. Within each operations center, the Group considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

Agricultural business:

In the third quarter, the Group has changed the presentation of the agricultural business segments which are reviewed by the CODM for a better alignment with the current business vision and the metrics used to such end. Four operating segments (crops, cattle, dairy and sugarcane) have been aggregated into a single operating segment named “Agricultural production”. Management consider for the aggregation the nature of the production processes (growing of biological assets), the methods used to distribute their products and the nature of the regulatory environment (agricultural business). Therefore this quarter three segments are considered:

●
The "Agricultural production" segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; breeding and/or purchasing dairy cows for the production of raw milk for sale to local milk and milk-related products producers; and planting, harvesting and sale of sugarcane.

●
The “Land transformation and sales” segment comprises gains from the disposal and development of farmlands activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

●
The "Other segments" column includes, principally, agricultural services (for example, irrigation); leasing of the Group's farms to third parties; feedlot farming, slaughtering and processing in the meat refrigeration plant; and brokerage activities, among others.

The amounts corresponding to the fiscal year ended June 30, 2015 and 2014, have been retroactively adjusted to reflect changes in segment information.

Urban properties and investments:

● Operations Center in Argentina

Within this center, the Group operates in the following segments:

o
The “Shopping centers” segment includes assets and results of the activity of shopping centers portfolio, principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping centers of the Group.
o
The “Office and others” segment includes the assets and the operating results of the activity of lease of office space and other rental properties and service revenues related to this activity.
o
The “Sales and developments” segment includes assets and the operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent, sales of hotels and other properties included in the International segment.
o
The "Hotels" segment includes the operating results of the hotels principally comprised of room, catering and restaurant revenues.
o
The “International” segment primarily includes assets and operating profit or loss from business related to associates Condor and Lipstick. Through these associates, the Group derives revenue from hotels and an office building in United States, respectively. Until September 30, 2014, this segment included revenue from a subsidiary that owned the building located at 183 Madison Ave in New York, United States, which was sold on September 29, 2014. Additionally, until October 11, 2015, this international segment only included results from the investment in IDBD carried at fair value.
o
The “Financial operations and others” segment primarily includes the financial activities carried out by BHSA and Tarshop and other residual financial operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

The CODM periodically reviews the results and certain asset categories and assesses performance of the operating segments corresponding to the agricultural business and urban properties and investment business of the operations center Argentina based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the financial statements, except for the following:

●
Operating results of joint ventures: Cresca, Cyrsa, NPSF, Puerto Retiro, Baicom and Quality are evaluated by the CODM applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of EHSA joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of LRSA.
●
Operating results from shopping centers and offices do not include the amounts pertaining to building administration expenses and collective promotion funds ("FPC", as per its Spanish acronym) as well as total recovered costs, whether by way of building administration expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from both concepts (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, right to receive future units under barter agreements, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Within the operations center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for earnings of associates included in the “International” segment located in United States.

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

● Operations Center in Israel:

Within this center, the Group operates in the following segments:

o
The “Real Estate” segment includes mainly assets and operating income derived from business related to the subsidiary PBC. Through PBC, the Group operates rental properties and residential properties in Israel, United States and other parts of the world and carries out commercial projects in Las Vegas, United States.
o
The “Supermarkets” segment includes assets and operating income derived from the business related to the subsidiary Shufersal. Through Shufersal, the Group mainly operates a supermarket chain in Israel.
o
The “Agrochemicals” segment includes income derived from the associate Adama. Adama is a company specialized in agrochemicals, particularly for the production of crops.
o
The “Telecommunications” segment includes assets and operating income derived from the business related to the subsidiary Cellcom. Cellcom is a provider of telecommunication services and its main activities include the provision of mobile phone services, fixed line phone services, data and Internet, among others.
o
The "Insurance" segment includes the investment in Clal. This company is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others. As indicated in Note 18, 51% of the controlling shares of Clal are held in a trust following the instructions of the Israel Securities Commission in order to comply with the sale of the controlling shares of Clal. As a result, the Company is not fully consolidated on a line-by-line basis but rather in a single line as a financial instrument at fair value, as required by the IFRS under the current circumstances where no control is exercised.
o
The "Others" segment includes the assets and income derived from other diverse business activities, such as technological developments, tourism, gas and oil assets, electronics, and others.

The CODM periodically reviews the results and certain asset categories and assesses performance of this operating segment based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements.

As indicated under Note 2, the Group decided to consolidate income derived from its operations center in Israel with a three month lag, adjusted for the effects of significant transactions. Hence, operating results of IDBD for the period extending from October 11, 2015 (acquisition date) through March 31, 2016 are included in the Group’s comprehensive income for the fiscal year ended June 30, 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

Furthermore, comparative information has not been modified for as of that date the Group did not exercise control over IDBD. The assessment of this investment was part of the international segment of the urban properties and investment business in the operations center in Argentina.

Goods and services exchanged between segments are calculated based on market prices. Intercompany transactions between segments, if any, are eliminated.

As to those business segments involving the operations center in Argentina where assets are reported under the proportional consolidation method, each reported asset includes the proportional share of the Group in the same class of assets of the associates and/or joint ventures. Only as an example, the amount of investment properties reported includes (i) the balance of investment properties as stated in the statement of financial position, plus (ii) the Group’s share in the balances of investment properties of joint ventures.

Within the agricultural business, most revenue from its operating segments are generated from and their assets are located in Argentina and Brazil, mainly.

Within the urban properties and investment business in the operations center in Argentina, most revenue from its operating segments are generated from and their assets are located in Argentina, except for earnings of associates included in the “International” segment located in USA.

Within the urban properties and investment business in the operations center in Israel, most revenue from its operating segments are generated from and their assets are located in Israel, except for certain earnings from the Real Estate segment generated outside Israel, mainly in USA.

Within the agricultural business and the urban properties and investments business from the operations center in Argentina, the assets categories reviewed by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, biological assets, right to receive future units under barter agreements, investment in joint ventures and associates and goodwill. The aggregate of these assets, classified by business segment, are disclosed as “segment assets”. Assets are allocated to each segment based on the operations and/or their physical location.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2016:

	Agricultural business	Urban properties and investments business			Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal
Revenues	2,912	3,284	28,229	31,513	34,425
Costs	(3,821)	(839)	(20,481)	(21,320)	(25,141)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,717	-	-	-	1,717
Changes in the net realizable value of agricultural produce after harvest	208	-	-	-	208
Gross profit	1,016	2,445	7,748	10,193	11,209
Gain from disposal of investment properties	-	1,056	45	1,101	1,101
Loss from disposal of farmlands	(2)	-	-	-	(2)
General and administrative expenses	(314)	(554)	(1,387)	(1,941)	(2,255)
Selling expenses	(338)	(264)	(5,686)	(5,950)	(6,288)
Other operating results, net	(70)	31	-	31	(39)
Profit from operations	292	2,714	720	3,434	3,726
Share of profit / (loss) of joint ventures and associates	23	99	338	437	460
Segment profit	315	2,813	1,058	3,871	4,186

Investment properties	11	3,340	-	3,340	3,351
Property, plant and equipment	2,736	244	-	244	2,980
Trading properties	-	253	-	253	253
Goodwill	10	25	-	25	35
Rights to receive future units under barter agreements	-	90	-	90	90
Biological assets	1,144	-	-	-	1,144
Inventories	660	28	-	28	688
Interests in joint ventures and associates	54	964	-	964	1,018
Operating assets from Operations Center in Israel	-	-	146,989	146,989	146,989
Total segment assets	4,615	4,944	146,989	151,933	156,548

Operating liabilities from Operations Center in Israel	-	-	132,865	132,865	132,865

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2015:

	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina
Revenues	2,395	2,547	4,942
Costs	(3,419)	(633)	(4,052)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,347	-	1,347
Changes in the net realizable value of agricultural produce after harvest	(34)	-	(34)
Gross profit	289	1,914	2,203
Gain from disposal of investment properties	-	1,150	1,150
Gain from disposal of farmlands	570	-	570
General and administrative expenses	(247)	(378)	(625)
Selling expenses	(286)	(195)	(481)
Other operating results, net	(19)	29	10
Profit from operations	307	2,520	2,827
Share of profit / (loss) of joint ventures and associates	1	(1,037)	(1,036)
Segment profit	308	1,483	1,791

Investment properties	77	3,494	3,571
Property, plant and equipment	2,079	256	2,335
Trading properties	-	136	136
Goodwill	8	25	33
Rights to receive future units under barter agreements	-	90	90
Biological assets	588	-	588
Inventories	496	23	519
Interests in joint ventures and associates	33	2,382	2,415
Total segment assets	3,281	6,406	9,687

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2014:

	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina
Revenues	1,813	2,157	3,970
Costs	(2,617)	(649)	(3,266)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,172	-	1,172
Changes in the net realizable value of agricultural produce after harvest	(17)	-	(17)
Gross profit	351	1,508	1,859
Gain from disposal of investment properties	-	231	231
Gain from disposal of farmlands	91	-	91
General and administrative expenses	(241)	(300)	(541)
Selling expenses	(210)	(150)	(360)
Other operating results, net	(29)	(49)	(78)
(Loss) / Profit from operations	(38)	1,240	1,202
Share of profit / (loss) of joint ventures and associates	11	(437)	(426)
Segment (loss) / profit	(27)	803	776

Investment properties	51	3,539	3,590
Property, plant and equipment	2,417	238	2,655
Trading properties	-	143	143
Goodwill	11	26	37
Rights to receive future units under barter agreements	-	85	85
Assets held for sale	-	1,358	1,358
Biological assets	652	-	652
Inventories	433	18	451
Interests in joint ventures and associates	37	1,966	2,003
Total segment assets	3,601	7,373	10,974

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

(I)
Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	June 30, 2016
	Agricultural production		Land transformation and sales		Others	Total Agricultural business (i)
Revenues	1,689		-		1,223	2,912
Costs	(2,727)		(9)		(1,085)	(3,821)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,717		-	-	-	1,717
Changes in the net realizable value of agricultural produce after harvest	208		-	-	-	208
Gross profit / (loss)	887		(9)		138	1,016
Loss from disposal of farmlands	-		(2)		-	(2)
General and administrative expenses	(256)		(1)		(57)	(314)
Selling expenses	(247)		-		(91)	(338)
Other operating results, net	(72)		-		2	(70)
Profit / (Loss) from operations	312		(12)		(8)	292
Share of profit / (loss) of associates	26		-		(3)	23
Segment profit / (loss)	338		(12)		(11)	315

Investment properties	-	-	-		11	11
Property, plant and equipment	2,673		13		50	2,736
Goodwill	10		-		-	10
Biological assets	1,144		-		-	1,144
Inventories	499		-		161	660
Investments in associates	54		-		-	54
Total segment assets (ii)	4,380		13		222	4,615

(i)
From all of the Group’s revenues corresponding to Agricultural Business, Ps. 2,212 are generated in Argentina and Ps. 700 in other countries, principally in Brazil for Ps. 503.
(ii)
From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 2,062 are located in Argentina and Ps. 2,556 in other countries, principally in Brazil for Ps. 1,470.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

	June 30, 2015
	Agricultural production	Land transformation and sales	Others	Total Agricultural business (i)
Revenues	1,400	-	995	2,395
Costs	(2,545)	(9)	(865)	(3,419)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,347	-	-	1,347
Changes in the net realizable value of agricultural produce after harvest	(34)	-	-	(34)
Gross profit / (loss)	168	(9)	130	289
Gain from disposal of farmlands	-	570	-	570
General and administrative expenses	(210)	(2)	(35)	(247)
Selling expenses	(193)	(2)	(91)	(286)
Other operating results, net	(15)	(5)	1	(19)
(Loss) / Profit from operations	(250)	552	5	307
Share of profit of associates	1	-	-	1
Segment (loss) / profit	(249)	552	5	308

Investment properties	-	-	77	77
Property, plant and equipment	1,997	13	69	2,079
Goodwill	7	-	1	8
Biological assets	587	-	1	588
Inventories	370	-	126	496
Investments in associates	33	-	-	33
Total segment assets (ii)	2,994	13	274	3,281

(i)
From all of the Group’s revenues corresponding to Agricultural Business, Ps. 1,679 are generated in Argentina and Ps. 716 in other countries, principally in Brazil for Ps. 578.
(ii)
From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 1,379 are located in Argentina and Ps. 1,902 in other countries, principally in Brazil for Ps. 1,186.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

	June 30, 2014
	Agricultural production	Land transformation and sales	Others	Total Agricultural business (i)
Revenues	1,105	-	708	1,813
Costs	(2,011)	(8)	(598)	(2,617)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,172	-	-	1,172
Changes in the net realizable value of agricultural produce after harvest	(17)	-	-	(17)
Gross profit / (loss)	249	(8)	110	351
Gain from disposal of farmlands	-	91	-	91
General and administrative expenses	(208)	(1)	(32)	(241)
Selling expenses	(139)	(4)	(67)	(210)
Other operating results, net	(29)	-	-	(29)
(Loss) / Profit from operations	(127)	78	11	(38)
Share of profit of associates	11	-	-	11
Segment (loss) / profit	(116)	78	11	(27)

Investment properties	-	-	51	51
Property, plant and equipment	2,365	7	45	2,417
Goodwill	10	-	1	11
Biological assets	647	-	5	652
Inventories	334	-	99	433
Investments in associates	34	-	3	37
Total segment assets (ii)	3,390	7	204	3,601

(i)
From all of the Group’s revenues corresponding to Agricultural Business, Ps. 1,279 million are generated in Argentina and Ps. 534 million in other countries, principally in Brazil for Ps. 415 million.
(ii)
From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 1,252 million are located in Argentina and Ps. 2,348 million in other countries, principally in Brazil for Ps. 1,727 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

(II)
Urban properties line of business and investments

The following tables present the reportable segments from the Operations Center in Argentina:

	June 30, 2016
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues (i)	2,406	340	3	534	-	1	3,284
Costs	(403)	(53)	(20)	(362)	-	(1)	(839)
Gross profit / (loss)	2,003	287	(17)	172	-	-	2,445
Gain from disposal of investment properties	-	-	1,056	-	-	-	1,056
General and administrative expenses	(179)	(50)	(131)	(103)	(91)	-	(554)
Selling expenses	(145)	(12)	(36)	(69)	-	(2)	(264)
Other operating results, net	(42)	(6)	(8)	(2)	88	1	31
Profit / (Loss) from operations	1,637	219	864	(2)	(3)	(1)	2,714
Share of profit / (loss) of joint ventures and associates	-	14	5	-	(151)	231	99
Segment profit / (loss)	1,637	233	869	(2)	(154)	230	2,813

Investment properties	2,282	879	173	-	-	6	3,340
Property, plant and equipment	49	25	2	166	2	-	244
Trading properties	1	-	252	-	-	-	253
Goodwill	14	6	5	-	-	-	25
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	19	-	1	8	-	-	28
Investment in joint ventures and associates	-	31	62	-	(832)	1,703	964
Total segment assets (ii)	2,365	941	585	174	(830)	1,709	4,944
(i)
From all the Group's revenues corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps. 3,284 are generated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all of the Group's assets included in the segment corresponding to the urban properties and investment business of the operations Center in Argentina, Ps. 5,618 are located in Argentina and Ps. (674) in other countries, principally in United States for Ps. (832) and Uruguay for Ps. 158, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

	June 30, 2015
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues (i)	1,778	333	14	396	26	-	2,547
Costs	(291)	(36)	(19)	(279)	(7)	(1)	(633)
Gross profit / (loss)	1,487	297	(5)	117	19	(1)	1,914
Gain from disposal of investment properties	-	-	1,150	-	-	-	1,150
General and administrative expenses	(135)	(59)	(50)	(78)	(56)	-	(378)
Selling expenses	(113)	(21)	(9)	(52)	-	-	(195)
Other operating results, net	(49)	(118)	13	-	185	(2)	29
Profit / (Loss) from operations	1,190	99	1,099	(13)	148	(3)	2,520
Share of (loss) / profit of joint ventures and associates	-	(3)	(2)	1	(1,191)	158	(1,037)
Segment profit / (loss)	1,190	96	1,097	(12)	(1,043)	155	1,483

Investment properties	2,321	978	188	-	-	7	3,494
Property, plant and equipment	48	31	1	175	1	-	256
Trading properties	1	-	135	-	-	-	136
Goodwill	14	6	5	-	-	-	25
Rights to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	-	7	-	-	23
Interests in joint ventures and associates	-	21	47	-	910	1,404	2,382
Total segment assets (ii)	2,400	1,036	466	182	911	1,411	6,406
(i)
From all the Group's revenues corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps. 2,521 are originated in Argentina and Ps. 26 in United States. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all of the Group's assets included in the segment corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps. 4,767 are located in Argentina and Ps. 1,639 in other countries, principally in United States for Ps. 1,533 and Uruguay for Ps. 106, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

	June 30, 2014
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues (i)	1,383	271	86	332	84	1	2,157
Costs	(297)	(45)	(35)	(217)	(54)	(1)	(649)
Gross profit	1,086	226	51	115	30	-	1,508
Gain from disposal of investment properties	-	-	231	-	-	-	231
General and administrative expenses	(102)	(42)	(37)	(60)	(59)	-	(300)
Selling expenses	(73)	(21)	(14)	(42)	-	-	(150)
Other operating results, net	(47)	(3)	8	(3)	(1)	(3)	(49)
Profit / (Loss) from operations	864	160	239	10	(30)	(3)	1,240
Share of (loss) / profit of joint ventures and associates	-	(1)	6	1	(616)	173	(437)
Segment profit / (loss)	864	159	245	11	(646)	170	803

Investment properties	2,275	834	423	-	-	7	3,539
Property, plant and equipment	20	36	4	176	2	-	238
Trading properties	1	-	142	-	-	-	143
Goodwill	9	12	5	-	-	-	26
Rights to receive future units under barter agreements	-	-	85	-	-	-	85
Assets held for sale	-	-	-	-	1,358	-	1,358
Inventories	11	-	1	6	-	-	18
Interests in joint ventures and associates	-	23	38	22	629	1,254	1,966
Total segment assets (ii)	2,316	905	698	204	1,989	1,261	7,373
(i)
From all the Group's revenues corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps. 2,073 are originated mainly in Argentina and Ps. 84 in United States. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all of the Group's assets included in the segment corresponding to the urban properties and investment business of the Operations Center in Argentina, Ps. 5,274 are located in Argentina and Ps. 2,099 in other countries, principally in United States for Ps. 1,988.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
6.            Segment information (Continued)

The following table presents the reportable segments of the Operations Center in Israel:

	June 30, 2016
	Real Estate	Supermarkets	Agrochemicals	Telecommunications	Insurance	Others	Total
Revenues (i)	1,538	18,610	-	6,655	-	1,426	28,229
Costs	(837)	(13,925)	-	(4,525)	-	(1,194)	(20,481)
Gross profit	701	4,685	-	2,130	-	232	7,748
Gain from disposal of investment properties	45	-	-	-	-	-	45
General and administrative expenses	(100)	(203)	-	(708)	-	(376)	(1,387)
Selling expenses	(29)	(4,058)	-	(1,493)	-	(106)	(5,686)
Profit / (Loss) from operations	617	424	-	(71)	-	(250)	720
Share of profit / (loss) of joint ventures and associates	97	-	334	-	-	(93)	338
Segment profit / (loss)	714	424	334	(71)	-	(343)	1,058

Operating assets (ii)	60,197	29,440	-	27,345	4,602	25,405	146,989
Operating liabilities	(49,452)	(23,614)	-	(21,657)	-	(38,142)	(132,865)
	10,745	5,826	-	5,688	4,602	(12,737)	14,124

(i)
From all the Group's revenues corresponding to the urban properties and investment business of the Operations Center in Israel, Ps. 512 are originated in United States and Ps. 27,717 in Israel. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all of the Group's assets included in the segment corresponding to the urban properties and investment business of the Operations Center in Israel, Ps. 14,070 are located in United States, Ps. 786 in India and the remaining in Israel.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

The following tables present a reconciliation between the total results of operations as per the segment information and the profit from operation as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	June 30, 2016
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total statement of income
Revenues	34,425	(89)	1,194	(146)	35,384
Costs	(25,141)	111	(1,207)	147	(26,090)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,717	(57)	-	-	1,660
Changes in the net realizable value of agricultural produce after harvest	208	-	-	-	208
Gross profit / (loss)	11,209	(35)	(13)	1	11,162
Gain from disposal of investment properties	1,101	-	-	-	1,101
Loss from disposal of farmlands	(2)	-	-	-	(2)
General and administrative expenses	(2,255)	5	-	6	(2,244)
Selling expenses	(6,288)	8	-	1	(6,279)
Other operating results, net	(39)	(2)	-	(3)	(44)
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	3,726	(24)	(13)	5	3,694
Share of (loss) / profit of joint ventures and associates	460	13	-	-	473
Profit / (Loss) from operations before financing and taxation	4,186	(11)	(13)	5	4,167

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

	June 30, 2015
	Total segment information	Adjustment for share of Profit / (Loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total statement of income
Revenues	4,942	(53)	887	(124)	5,652
Costs	(4,052)	61	(901)	122	(4,770)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,347	(23)	-	-	1,324
Changes in the net realizable value of agricultural produce after harvest	(34)	-	-	-	(34)
Gross profit / (loss)	2,203	(15)	(14)	(2)	2,172
Gain from disposal of investment properties	1,150	-	-	-	1,150
Gain / (Loss) from disposal of farmlands	570	(20)	-	-	550
General and administrative expenses	(625)	4	-	3	(618)
Selling expenses	(481)	6	-	1	(474)
Other operating results, net	10	3	-	(1)	12
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	2,827	(22)	(14)	1	2,792
Share of (loss) / profit of joint ventures and associates	(1,036)	10	-	-	(1,026)
Profit / (Loss) from operations before financing and taxation	1,791	(12)	(14)	1	1,766

	June 30, 2014
	Total segment information	Adjustment for share of Profit / (Loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total statement of income
Revenues	3,970	(63)	736	(39)	4,604
Costs	(3,266)	60	(744)	37	(3,913)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,172	(20)	-	-	1,152
Changes in the net realizable value of agricultural produce after harvest	(17)	-	-	-	(17)
Gross profit / (loss)	1,859	(23)	(8)	(2)	1,826
Gain from disposal of investment properties	231	-	-	-	231
Gain from disposal of farmlands	91	-	-	-	91
General and administrative expenses	(541)	5	-	3	(533)
Selling expenses	(360)	6	-	-	(354)
Other operating results, net	(78)	4	-	(1)	(75)
Profit / (Loss) from operations before share of Profit / (Loss) of joint ventures and associates	1,202	(8)	(8)	-	1,186
Share of (loss) / profit of joint ventures and associates	(426)	16	-	-	(410)
Profit / (Loss) from operations before financing and taxation	776	8	(8)	-	776

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

The following tables present a reconciliation between total segment assets and liabilities and total assets as per the statement of financial position. Adjustments are mainly related to the filing of certain classes of assets in segment information and to the proportional consolidation of joint ventures mentioned previously.

	June 30, 2016					June 30, 2015			June 30, 2014
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina			Operations Center in Argentina
Total Assets per segment	4,615	4,944	146,989	151,933	156,548	3,281	6,406	9,687	3,601	7,373	10,974
Less:
Proportionate share in reportable assets per segment of joint ventures (*)	(529)	(117)	-	(117)	(646)	(382)	(95)	(477)	(294)	(149)	(443)
Measurement adjustments at fair value
Plus:
Investments in joint ventures (**)	233	203	-	203	436	177	181	358	64	308	372
Other non-reportable assets (***)	3,102	6,561	-	6,561	9,663	2,794	2,914	5,708	2,606	2,275	4,881
Total Consolidated assets as per Statement of financial position	7,421	11,591	146,989	158,580	166,001	5,870	9,406	15,276	5,977	9,807	15,784

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

(*) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment.

	June 30, 2016					June 30, 2015			June 30, 2014
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina			Operations Center in Argentina
Investment properties	2	115	-	115	117	-	96	96	-	135	135
Property, plant and equipment	509	(5)	-	(5)	504	366	(9)	357	273	-	273
Trading properties	-	1	-	1	1	-	3	3	-	6	6
Goodwill	-	5	-	5	5	-	5	5	-	7	7
Biological assets	12	-	-	-	12	9	-	9	11	-	11
Inventories	6	1	-	1	7	7	-	7	10	1	11
Total proportionate share in assets per segment of joint ventures	529	117	-	117	646	382	95	477	294	149	443

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

(**)
Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.

	June 30, 2016					June 30, 2015			June 30, 2014
	Agricultural business	Urban properties and investments business			Total	Agricultural business	Urban properties and investments business	Total	Agricultural business	Urban properties and investments business	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina			Operations Center in Argentina
Total Liabilities per segment	-	-	132,865	132,865	132,865	-	-	-	-	-	-
Plus:
Liabilities corresponding to agricultural business and urban properties and investment business of the operations center in Argentina	5,323	12,581	-	12,581	17,904	4,209	7,165	11,374	4,213	7,136	11,349
Total Consolidated liabilities as per Statement of financial position	5,323	12,581	132,865	145,446	150,769	4,209	7,165	11,374	4,213	7,136	11,349

(***)
Includes deferred income tax assets, income tax credit, restricted assets, trade and other receivables, financial assets held for sale, investment in financial assets, derivative financial instruments, employee benefits, cash and cash equivalents and intangible assets except for goodwill and right to receive units.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

7.
Information about principal subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group. As of June 30, 2016 and 2015 correspond to urban properties and investment business from the operations center in Argentina and agricultural business.

	As of June 30, 2016							Year ended June 30, 2016
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net (Loss)/ Incomes	Other comprehensive (Loss)/ Income	Total comprehensive Loss/ income	Profit (loss) attributable to non-controlling shareholders	Other comprehensive loss attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase (decrease) in cash and cash equivalents	Dividends distributed to non-controlling shareholders
Elron (1)	49.68%	2,145	922	82	31	2,954	2,522	3	(97)	(103)	(200)	(55)	(71)	(171)	(58)	13	(216)	-
PBC (1)	23.55%	10,435	47,546	9,925	37,567	10,489	8,419	1,538	621	(267)	354	370	(116)	1,039	280	(2,414)	(1,095)	(322)
Cellcom (1)	58.23%	9,368	16,113	7,629	13,210	4,642	3,795	6,655	(64)	(3)	(67)	(39)	-	1,442	(241)	(776)	425	(6)
Shufersal (1)	47.05%	9,929	18,764	13,202	10,411	5,080	3,596	18,610	312	(19)	293	193	(13)	769	(483)	(2,436)	(2,150)	(151)
BrasilAgro	57.82%	898	2,260	415	205	2,538	1,380	467	(21)	619	598	(12)	358	(66)	353	(426)	(139)	(9)
IRSA	36.23%	42,763	116,237	43,600	101,899	13,501	12,386	32,675	(1,872)	3,892	2,020	(618)	3,400	4,139	8,210	(3,968)	8,381	(615)

	As of June 30, 2015							Year ended June 30, 2015
	Non-controlling shareholders’ interest %	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Book value of non-controlling shareholders	Revenues	Net Income / (Loss)	Other comprehensive income	Total comprehensive income	Profit (loss) attributable to non-controlling shareholders	Other comprehensive loss attributable to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase (decrease) in cash and cash equivalents	Dividends distributed to non-controlling shareholders

BrasilAgro	64.30%	1,896	8,347	2,691	4,682	2,870	872	2,509	164	106	270	81		736	301	(1,298)	(261)
IRSA	39.77%	1,315	1,667	583	195	2,204	1,257	321	59	(472)	(413)	-		(161)	(46)	11	(196)

N/A: Not applicable. Not considered a significant non-controlling interest.
(1)
Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by DIC.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

7.
Information about principal subsidiaries (Continued)

Significant events

Cellcom is the largest provider of mobile telecommunications in Israel, it offers its services approximately to 2.9 million subscribers with a wide range of services. By the end of 2014, the Company launched television services over the Internet. Under Israeli laws, in order for a shareholder to be able to exert control over a Telecommunications Company, such shareholder must first secure the approval of the Ministry of Communications of Israel. Such approval, consequence of change in control of IDBD, has not yet been obtained.

In November 2015, Cellcom entered into an agreement, subject to approval, with Golan Telecom Ltd. ("Golan") and its shareholders to acquire all of Golan’s shares for a price of NIS 1,170 million, subject to certain adjustments. To complete the transaction, Cellcom intends to raise funds by way of a public offering and DIC expects to subscribe shares for up to NIS 100 million at that public offering to maintain its current equity interests. During April 2016, the Anti-trust Commission of Israel and the Ministry of Communications notified Cellcom their objection to the transaction described above but failed to state the grounds for such objection.

In June 2016, Hot Mobile Ltd. ("Hot"), a mobile phone carrier of Israel, announced it intended to enter into a non-exclusive long-term agreement for the provision of hosting services to Golan for the network used by Hot, which is subject to approval and directives by the Israel regulatory authorities.

Cellcom informed Golan that the transaction with Hot amounts to a material breach of the stock purchase agreement (“SPA”) mentioned above and of the intra-national roaming agreement (the “Roaming Agreement”) between Cellcom and Golan, including an exclusivity commitment in relation to the provision of services and the commitment to not apply any material change to the business acquired. Cellcom notified Golan and its shareholders that unless the breach to the SPA and the Roaming Agreement were cured, Cellcom would be entitled to terminate the SPA and claim the immediate reimbursement of an aggregate amount of NIS 600 million, in addition to the reimbursement of sums of money already paid by Cellcom to Golan. Non-performance will allow Cellcom to claim damages for the future payments that should have been made by Golan until the end of the exclusivity period agreed upon between the parties.

In July 2016, Cellcom started a legal action against Golan, including a motion filed to suspend the agreement between Golan and Hot; in this respect, on July 21, 2016 the District Court issued a temporary restraining order against finalizing the agreement between Golan and Hot, as requested by Cellcom. In August 2016, Golan filed a motion with the Supreme Court challenging the temporary order.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

7.
Information about principal subsidiaries (Continued)

Analysis of the impact of the Concentration Act law

As mentioned in note 1 to these financial statements, IDBD is analyzing the implications of the Concentration Act law. The alternatives under evaluation include: (i) delisting of IDBD or DIC so that it becomes a private company, or (ii) a merger between IDBD and DIC. At the time of approval of these financial statements, the preceding alternatives are merely under evaluation and there is no certainty as to implementation of the structural changes described above or the date of any such implementation. IDBD and DIC estimate that one of these alternatives are likely to be carried out, allowing the Group to continue holding control of Cellcom after December 2019.

As indicated for IDBD, PBC is also assessing the implications of this Act in relation to its holdings in controlled companies, for the purpose of continuing to exercise control; and it believes it will continue to do so.

IDBD and DIC assess whether it is necessary to recognize deferred tax liabilities for the temporary differences arising in relation to its investments in subsidiaries. In this respect, IDBD, DIC and PBC estimate that if each of them is required to dispose of its respective holdings in subsidiaries, they would not be liable to income tax on the sale and, for such reason, they did not recognize the deferred tax liabilities related to this difference in these financial statements.

8.
Interests in joint ventures

Evolution in the Group’s investments in joint ventures for the years ended June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
Beginning of the year	378	395
Capital contribution	77	95
Balance incorporated by business combination (Note 3)	960	-
Share of profit	143	5
Currency translation adjustment	645	28
Cash dividends (i)	(17)	(34)
Capital reduction (ii)	-	(111)
End of the year	2,186	378

(i)
During the fiscal year ended June 30, 2016, Ps. 7 corresponds to Cyrsa, Ps. 4 to NPSF and Ps. 6 to Manaman. During the fiscal year ended June 30, 2015, Ps. 31 corresponds to Cyrsa and Ps. 3 to NPSF.
(ii)
During the fiscal year ended June 30, 2015, Cyrsa carried out a distribution to IRSA due to capital reduction for Ps. 111.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

8.
Interests in joint ventures (Continued)

The table below shows the value of interests in joint ventures for the fiscal years ended June 30, 2016 and 2015, as well as the Group’s interest in comprehensive income/(loss) of such companies for the fiscal years ended June 30, 2016, 2015 and 2014:

Name of the entity	Place of business / Country of incorporation	Main activity	Nature of the relationship	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income / (Operations)			% of ownership interest held
					June 30,		June 30,			June 30,			Last financial statement issued
					2016	2015	2016	2015	2014	2016	2015	2014	Share Capital (nominal value)	(Loss) / profit for the year	Shareholders' equity
Cresca S.A.	Paraguay	Agricultural	(1)	138,154	230	176	54	26	2	50%	50%	50%	144	(i) 27	588
Mehadrin	Israel	Agricultural	(2)	1,509,889	985	-	433	-	-	45.41%	-	-	(*) 3	(*) 70	(*) 499
Others joint ventures			(3)		971	202	301	7	25				-	-	-
					2,186	378	788	33	27

(1)
Cresca is a joint venture between the Company and Carlos Casado S.A. with agriculture operations in Paraguay.
(2)
Mehadrin is a company engaged in the production and exports of citrus, fruits and vegetables. The Group has entered into a joint venture agreement in relation to this company.
(3)
The group also has interest in a number of individually immaterial joint ventures that are accounted for using the equity method.
(i)
   As per financial statements for the six-month period ended June 30, 2016.
(*) Amounts in millions of NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)
8.         Interests in joint ventures (Continued)

Information about significant joint ventures

Set out below is the summarized financial information for those joint ventures that are material to the Group:
	As of June 30, 2016											Year ended June 30, 2016
	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Dividends distribution	Net assets at end of the year	% of ownership interest held	Investments in joint venture	Goodwill and others	Net book amount	Revenues	Net Income / (loss)	Total comprehensive income	Cash od operating activities	Cash of investment activities	Cash of financial activities	Changes in cash and cash equivalents
Cresca S.A.	144	668	325	25	462	-	462	50%	231	(1)	230	120	6	(6)	77	(60)	-	17
Mehadrin	2,475	2,814	2,678	673	1,938	-	1,938	45.41%	880	105	985	(*) 819	(*) 68	(*) 68	(*) 96	(*) (4)	(*) 64	(*) 156

	As of June 30, 2015											Year ended June 30, 2015
	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Dividends distribution	Net assets at end of the year	% of ownership interest held	Investments in joint venture	Goodwill and others	Net book amount	Revenues	Net Income / (loss)	Total comprehensive income	Cash od operating activities	Cash of investment activities	Cash of financial activities	Changes in cash and cash equivalents
Cresca S.A.	71	544	54	205	356	-	356	50%	178	(1)	177	52	(3)	56	-	-	-	-
Cyrsa	17	43	24	1	35	31	35	50%	18	-	18	11	14	14	7	(7)	1	1
Puerto Retiro (i)	1	46	4	9	34	-	34	50%	17	28	45	2	(2)	(2)	(2)	-	3	1
Quality (ii)	4	150	6	2	146	-	146	50%	73	1	74	16	4	4	(16)	-	15	(1)

(i)
On April 18, 2000, Puerto Retiro was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Indarsa to Puerto Retiro. At the request of plaintiff, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land. Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company in 1991. Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro. In addition, Tandanor filed a civil action against Puerto Retiro and other accused parties in the criminal case for violation of section 174 subsection 5, under section 173 subsection 7 of Criminal Code. The claim expects that upon invalidation of executive order that approved the bid of Dársena Norte plot of land, Tandanor be reimbursed any other sum of money that it claims to have lost due to the alleged fraudulent purchase-sale transaction of the real property disputed in the case. The Management and legal advisors of Puerto Retiro estimate that there are legal and technical arguments sufficient to consider that the request for bankruptcy will be denied by the court. However, given the current status of the case, we cannot predict its outcome. On July 12, 2016, Puerto Retiro S.A. has been notified of a ruling rendered by the Federal Court 5 which decided on the defenses raised by all co-defendants in the civil case. As regards the defenses raised by Puerto Retiro S.A., the Court rejected them on the grounds of legal defect and lack of procedural standing as defendant, whereas in relation to the lack of standing to sue and the statute of limitations defense, it deferred its treatment until it renders a judgment on the merits of the case. Puerto Retiro S.A. has filed a remedy for reversal with right to an appeal, challenging both defenses.
(ii)
 In March 2011, Quality purchased an industrial plant located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. On January 20, 2015, Quality entered into an Urbanization Agreement with the Municipality of San Martín which contemplates a monetary compensation to the City Council totaling Ps. 40, payable in two installments of Ps. 20 each. The first of such installments was actually paid on June 30, 2015. On January 5, 2016 the Official Bulletin of the Province of Buenos Aires published the Order of Provincial Ratification (of the Municipal Ordinance), whereby the urban parameters originally requested entered into full force, thus concluding the legislative enactment process. Even though validation is a condition precedent to the Agreement’s effectiveness, the obligation to pay the second installment will not become in force until the first drawing is registered with the Dirección de Geodesia (Geodesy Office) of the province of Buenos Aires. Quality is assessing several alternatives in order to file the plan with the final project.

(*)
Amount in million of NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

9.
Investments in associates

Evolution of the Group’s investment in associates for the years ended June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
Beginning of the year	2,031	1,803
Acquisition / increase in equity interest in associates	157	1,257
Unrealized profit / (loss) from investments at fair value	77	(1,001)
Decrease for IDBD business combination	(1,047)	-
Associates incorporated by business combination (Note 3)	8,308	-
Capital contribution	180	31
Share of profit / (loss)	311	(30)
Currency translation adjustment	4,173	53
Cash dividends (ii)	(518)	(18)
Sale of equity interest in associates	(4)	(34)
Reclassification to financial instruments	-	(30)
Hedging instruments	(93)	-
Defined benefit plans	(10)	-
Impairment	(58)	-
End of the year (i)	13,507	2,031

(i)
Includes a balance of Ps. (841) and Ps. (363) reflecting interests in companies with negative equity as of June 30, 2016 and 2015, respectively, which are reclassified to “Provisions” (Note 22).
(ii)
During the fiscal year ended June 30, 2016 the balance corresponds Ps. 10 to Millenium, Ps. 495 to Adama, Ps. 10 to Emco and Ps. 3 to Agro-Uranga. During the fiscal year ended June 30, 2015 the balance corresponds to dividends received from BHSA.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

9. Interests in associates (Continued)

The table below shows the value of the Group´s interest in associates for the years ended June 30, 2016 and 2015, as well as the Group’s interest in comprehensive income/(loss) of these companies for the fiscal years ended June 30, 2016, 2015 and 2014:

Name of the entity	Place of business / country of incorporation	Main activity	Nature of the relationship	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income / (operations)			% of ownership interest held
					June 30,		June 30,			June 30,			Last financial statement issued
					2016	2015	2016	2015	2014	2016	2015	2014	Share capital (nominal value)	Profit / (Loss) for the year	Shareholders' equity
BHSA	Argentina	Financing	(1)	448,689,072	1,609	1,356	259	143	184	29.91%	29.99%	29.77%	1,500	837	5,234
IDBD	Israel	Investment	(2)	324,445,664	-	908	137	(917)	(508)	N/A	49.00%	26.65%	-	-	-
Adama	Israel	Agrochemical	(3)	55,196,352	10,847	-	4,141	-	-	40%	N/A	N/A	(**) 138	(**) 319	(**) 6,155
PBEL	India	Real Estate	(4)	450,000	864	-	194	-	-	45.40%	N/A	N/A	(**) 1	(**) (29)	(**) (523)
Agro-Uranga S.A.	Argentina	Agricultural		893,069	54	30	26	1	11	35.72%	35.72%	35.72%	3	74	119
Others associates			(5)		133	(263)	(254)	(205)	(145)	N/A	N/A	N/A	-	-	-
					13,507	2,031	4,503	(978)	(458)

(1)
BHSA is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations.
(2)
The Group acquired IDBD on May 7, 2014. IDBD is one of the Israeli biggest and most diversified investment groups. The Group has valued its interest in IDBD at fair value through profit or loss according to an exemption under IAS 28. See Note 3 for further information. Since interest in IDBD was valued at fair value, participation in financial statements and other comprehensive statement of income of IDBD is not shown in the table above. Share market value was 1.957 NIS as of June 30, 2015. (Note 3)
(3)
Adama is specialized in the chemical industry, mainly, in the agrochemical industry.
(4)
PBEL is a real estate company with developments mainly in India.
(5)
The group also has interest in a number of individually immaterial associates that are accounted for using the equity method.
(*)
Amount in million of dollars.
(**)
Amount in million of NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

9.
Interests in associates (Continued)

Information about significant associates

Set out below are the summarized financial information of the significant Group's associates as of June 30, 2016 and 2015:

	As of June 30, 2016											Year ended June 30, 2016
	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Dividends distribution	Net assets at end of the year (i)	% of ownership interest held	Interest in associates	Goodwill and others	Net book amount	Revenues	Net income / (loss)	Total comprehensive income	Cash on operating activities	Cash of investment activities	Cash financial activities	Changes in cash and cash equivalents
BHSA	20,307	20,544	28,255	7,244	5,352	-	5,234	(ii) 30.66%	1,605	4	1,609	6,821	837	837	(9,462)	(410)	4,099	(2,756)
Adama	41,879	25,470	23,018	20,336	23,995	495	23,995	40.00%	9,598	1,249	10,847	5,854	328	265	87	(337)	(825)	(1,075)
PBEL	1,510	257	354	3,456	(2,043)	-	(2,043)	45.40%	(928)	1,792	864	-	(*) (30)	(*) (28)	(*) 45	(*) (18)	(*) (28)	(*) (1)

	As of June 30, 2015											Year ended June 30, 2015
	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Dividends distribution	Net assets at end of the year (i)	% of ownership interest held	Interest in associates (iii)	Goodwill and others	Net book amount	Revenues	Net income / (loss)	Total comprehensive income	Cash on operating activities	Cash of investment activities	Cash financial activities	Changes in cash and cash equivalents
BHSA	24,850	10,234	26,893	3,725	4,466	13	4,398	(ii) 30.74%	1,352	4	1,356	4,500	461	461	(3,334)	(46)	1,515	193
IDBD (iii)	30,344	64,935	24,209	61,684	9,386	-	9,386	49%	N/A	N/A	1,529	43,296	713	151	2,909	1,389	(4,505)	(207)

(i)
                      Net of non-controlling interest.
(ii)
Considering the effect of treasury shares.
(iii)
The book value has been computed based on the fair value of the investment (Note 3).
(*) Amount in million of NIS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

9. Interests in associates (Continued)

BHSA

In accordance with the regulations of the “BCRA”, there are certain restrictions on the distribution of profits by BHSA.

The fair value of the Group’s investment in BHSA was estimated based on the present value of future business cash flows. The principal premises used to calculate the fair value as of June 30, 2016 were the following:

-
The Group considered the period 2017-2024 as horizon for the projection of BHSA cash flows.
-
The “Private BADLAR” interest rate was projected based on internal data and information gathered from external consultants.
-
The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-
The discount rate used to discount real dividend flows and calculate the fair value is 12.41%.

Based on the described premises, the Group estimated the fair value of its investment in BHSA as of June 30, 2016 to be Ps. 3,246.

Adama

Adama is specialized in the chemical industry, mainly, in the agrochemical industry. In this framework, Adama is engaged in developing, manufacturing and selling crop protection products, while also operating in other areas based on its basic capacities (the agricultural and chemical sectors), but to a immaterial extent.

In 2011, Koor (a wholly own subsidiary of DIC) sold 60% of Adama’s shares to China National Agrochemical Corporation (“ChemChina”) and was also granted a non-recourse loan in the aggregate amount of US$ 960 million, which is secured by the remaining 40% of ADAMA shares held by Koor as of June 30, 2016. The loan is disclosed in Note 21 under non-current loans.

On July 17, 2016 DIC informed the market that it has accepted the tender offer by ChemChina who intends to acquire 40% of Adama’s shares currently held by Koor, indirectly controlled by IDBD through DIC. In August 2016, Koor and a subsidiary of ChemChina executed the corresponding agreement. The price of the transaction includes a payment in cash of US$ 230 million plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank.

The Group expects that this sale transaction will be finalized during November, 2016, subject to compliance with certain conditions, including obtaining approvals by the Chinese regulatory and antitrust authorities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

10.
Investment properties

Changes in the Group’s investment properties for the years ended June 30, 2016 and 2015 were as follows:

	Leased-out farmland	Rental properties (iii)	Undeveloped parcels of land	Properties under development	Total (iv)
At July 1, 2014
Costs	53	4,244	422	364	5,083
Accumulated depreciation	(2)	(1,626)	-	-	(1,628)
Net book amount	51	2,618	422	364	3,455
Year ended June 30, 2015:
Opening net book amount	51	2,618	422	364	3,455
Additions	8	66	2	186	262
Reclassifications to trading properties	-	(3)	-	-	(3)
Reclassification of property, plant and equipment	41	20	-	-	61
Reclassification to property, plant and equipment	(12)	(8)	-	(9)	(29)
Transfers (ii)	-	514	25	(539)	-
Disposals	-	(103)	(3)	(2)	(108)
Depreciation charges (i)	(5)	(152)	-	-	(157)
Currency translation adjustment	(6)	-	-	-	(6)
Closing net book amount	77	2,952	446	-	3,475
At June 30, 2015
Costs	84	4,599	446	-	5,129
Accumulated depreciation	(7)	(1,647)	-	-	(1,654)
Net book amount	77	2,952	446	-	3,475
Year ended June 30, 2016:
Opening net book amount	77	2,952	446	-	3,475
Assets incorporated by business combination (Note 3)	-	25,256	1,439	2,891	29,586
Currency translation adjustment	8	14,437	805	1,512	16,762
Additions	-	260	11	919	1,190
Reclassification to trading properties	-	(4)	(67)	-	(71)
Transfers	-	1,330	(67)	(1,263)	-
Reclassification to property, plant and equipment	(74)	63	-	(1)	(12)
Reclassification of property, plant and equipment	(1)	-	-	-	(1)
Impairment (Note 33)	-	(182)	(77)	(80)	(339)
Disposals	(1)	(272)	(7)	-	(280)
Depreciation charges (i)	-	(538)	(6)	-	(544)
Closing net book amount	9	43,302	2,477	3,978	49,766
At June 30, 2016
Costs	14	45,517	2,485	3,978	51,994
Accumulated depreciation	(5)	(2,215)	(8)	-	(2,228)
Net book amount	9	43,302	2,477	3,978	49,766

(i)
Depreciation charges of investment property has been charged in “Costs” in the income statement (Note 30).
(ii)
Includes transfers due to the inauguration of Alto Comahue and Distrito Arcos Shopping Centers.
(iii)
Distrito Arcos - Injuction: In December 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits in the context of two legal proceedings, where a final decision has been rendered for the company. The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which so far has not rendered a decision. Nowadays, the Shopping Center Distrito Arcos is open to the public and operating normally.

 Distrito Arcos - Concession status: The National State issued Executive Order 1723/2012 whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects. In this respect and as part of several measures related to other licensed persons and/or concessionaires, we have notified in the file of proceedings the corresponding Resolution 170/2014 revoking the Contract for Reformulation of the Concession of Rights of use and Development No. AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE as per its Spanish acronym). It should further be pointed out that such measure: (i) has not been adopted due to non-compliance of our subsidiary; (ii) to date has not involved the interruption of the commercial development or operation of the shopping center, which continues to operate under normal conditions. Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative remedies (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled. Furthermore, it has started a so-called “juicio de consignación”, that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been unduly revoked.
(iv)
Certain of the Group’s investment property assets have been mortgaged or otherwise restricted to secure some of the Group’s borrowings and other payables. Book amount of those properties amounts to Ps. 15,544, Ps. 61 and Ps. 154 as June 30, 2016, 2015 and 2014, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

10.
Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	June 30, 2016	June 30, 2015	June 30, 2014
Rental and services income	5,264	2,995	2,449
Cost of rental and services	(2,396)	(1,234)	(1,142)
Development expenses	(11)	(4)	(2)
Gain from disposal of investment properties	1,101	1,150	231

As of June 30, 2016 and 2015, fair value of investment properties corresponding to the urban properties and investment business of the operations center in Argentina, amounts to Ps. 28,304 and Ps. 22,446, respectively. The fair values are based on comparable values of certain qualified external appraisers (Level 2 of fair value hierarchy) except in the case of shopping centers, where fair value is based on the market capitalization valuation (Level 3 of the fair value hierarchy). In the first case, sale prices of comparable properties are adjusted considering the specific aspects of each property, being the square meter the most relevant premise. In the second case, was computed considering the specific aspects of each property using a weighted average capitalization rate of 10.9% and 12%, respectively (a 9.8% to 13.3% range was considered for fiscal year 2016 and 10% to 15% for fiscal year 2015).

As of June 30, 2016, the fair value of investment properties of the operations center in Israel, amounts to Ps. 48,032. The fair values are based on valuations performed by independent appraisers, who used the methodologies of discounted cash flows and market capitalization rates, as appropriate (Level 3 and 2 of the fair value hierarchy). Independent appraisers estimated cash flows of the properties to which they applied discount rates and / or capitalization rates according to market data. They were determined considering the specific characteristics of each asset (location, sales, occupation, surface condition and type of property, etc.). Discount rates used ranged fron 7% to 10% and capitalization rate used ranged from 6% to 11%. The average occupancy of the properties was 96%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

11. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2016 and 2015 are as follows:

	Owner occupied farmland (iii)	Buildings and facilities	Machinery and equipment	Communication networks	Others (i)	Total
At July 1, 2014
Cost	2,261	545	37	-	192	3,035
Accumulated depreciation	(204)	(302)	(20)	-	(127)	(653)
Net book amount	2,057	243	17	-	65	2,382
Year ended June 30, 2015:
Opening net book amount	2,057	243	17	-	65	2,382
Currency translation adjustment	(223)	(6)	-	-	(7)	(236)
Additions	144	40	23	-	17	224
Reclassifications of investment properties	12	8	5	-	4	29
Reclassifications to investment properties	(41)	(20)	-	-		(61)
Disposals	(255)	(7)		-	(4)	(266)
Depreciation charge (ii)	(54)	(19)	(9)	-	(13)	(95)
Closing net book amount	1,640	239	36	-	62	1,977
At June 30, 2015
Cost	1,833	560	125	-	140	2,658
Accumulated depreciation	(193)	(321)	(89)	-	(78)	(681)
Net book amount	1,640	239	36	-	62	1,977
Year ended June 30, 2016:
Opening net book amount	1,640	239	36	-	62	1,977
Incorporated by business combination (Note 3)	-	8,224	1,719	3,536	1,625	15,104
Currency translation adjustment	401	4,840	1,018	2,034	901	9,194
Additions	64	392	291	310	203	1,260
Reclassifications of investment properties	84	(72)	-	-	-	12
Reclassifications to investment properties	1	-	-	-	-	1
Disposals	-	-	-	-	(1)	(1)
Impairments (Note 33)	-	(10)	-	(3)	-	(13)
Depreciation charge (ii)	(52)	(278)	(251)	(467)	(186)	(1,234)
Closing net book amount	2,138	13,335	2,813	5,410	2,604	26,300
At June 30, 2016
Cost	1,957	13,970	3,203	5,974	2,852	27,956
Accumulated depreciation	181	(635)	(390)	(564)	(248)	(1,656)
Net book amount	2,138	13,335	2,813	5,410	2,604	26,300

(i)
Includes furniture and fixtures, vehicles and aircrafts.
(ii)
For the fiscal years ended June 30, 2016 and 2015, depreciation charges of property, plant and equipment were included in “Costs” for an amount of Ps. 693 and Ps. 88, "General and administrative expenses" for an amount of Ps. 131 and Ps. 6 and “Selling expenses” for an amount of Ps. 413 and Ps. 1, respectively in the statement of income.
(iii) The active establishments include (Cremaq, Jatobá, Preferencia, Chaparral, Araucaria and Planta frigorífica) have been mortgaged to secure certain Group's borrowings for a total amount of Ps. 844 and Ps. 855 as of June 30, 2016 and 2015, respectively

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

12.
Trading properties

Changes in the Group’s trading properties for the years ended June 30, 2016 and 2015 are as follows:

	Completed properties	Properties under development (i)	Undeveloped sites (ii)	Total
At July 1, 2014	7	119	11	137
Additions	-	1	-	1
Currency translation adjustment	-	(6)	-	(6)
Reclassifications of investment properties	-	-	3	3
Disposals	(2)	-	-	(2)
At June 30, 2015	5	114	14	133
Additions	51	291	13	355
Currency translation adjustment	73	1,120	457	1,650
Reclassifications of investment properties	-	67	4	71
Disposals	(1)	(151)	-	(152)
Transfers	-	142	(142)	-
Assets incorporated by business combination (see Note 3)	108	1,724	824	2,656
At June 30, 2016	236	3,307	1,170	4,713

(i)
Include Liveck´s plots of land have been mortgaged to secure Group's borrowings. The net book value of these assets amounts to Ps. 156 and Ps. 106 as of June 30, 2016 and 2015, respectively. Additionally, the Group has contractual obligations not provisioned related to these plots of land committed when certain properties were acquired or real estate projects were approved, and amounts to Ps. 120 and Ps. 71, respectively. The projected developments are expected to be completed in 2029.
(ii)
The Group is owner of an air space of approximately 23,000 square meters area on top of Hipermercado Coto, near the Abasto Shopping Center. The Group acquired rights to receive functional units, parking spaces, and the rights to increase the height of such property. On June 2016, a conditional Exchange Agreement was executed for a one year term, to be later formalized through the execution of a conveyance deed. The project will be a residential development for a consideration of apartments covering an area of 3,621 square meters plus US$ 1 million. The consideration will be delivered no later than June 2021 for Tower I, and no later than September 2022 for Tower II. The value in the bill of sale was set at US$ 7.5 million.

The Group also owns a plot of land next to Córdoba Shopping. In May 2016, an Exchange Agreement was executed for a building capacity of 13,500 square meters, subject to conditions for a term of one year, after which it may be formalized through a title conveyance deed. The project will be a mixed development, combining residential and office space, and the consideration will include apartments covering 2,160 square meters, parking space, and procedures to obtain permits, combinations and subdivisions of 3 plots of land. Delivery of the consideration will take place no later than May 2021 for Tower I and no later than July 2023 for Tower II. The Exchange Value was set at US$ 4 million.
 Both above-mentioned contracts that are part of the Coto residential project and the Córdoba Shopping exchange project include conditions precedent and/or suspensive clauses
	June 30, 2016	June 30, 2015
Non-current	4,472	130
Current	241	3
Total	4,713	133

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

13. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2016 and 2015 are as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (ii) (iii)	Total
At July 1, 2014
Cost	30	-	-	-	36	137	203
Accumulated amortization	-	-	-	-	(27)	(2)	(29)
Net book amount	30	-	-	-	9	135	174
Year ended June 30, 2015
Opening net book amount	30	-	-	-	9	135	174
Currency translation adjustment	(2)	-	-	-	(1)	-	(3)
Additions	-	-	-	-	7	5	12
Amortization charge (i)	-	-	-	-	(5)	(2)	(7)
Closing net book amount	28	-	-	-	10	138	176
At June 30, 2015
Cost	28	-	-	-	41	142	211
Accumulated amortization	-	-	-	-	(31)	(4)	(35)
Net book amount	28	-	-	-	10	138	176
Year ended June 30, 2016
Opening net book amount	28	-	-	-	10	138	176
Assets incorporated by business combination (Note 3)	1,391	2,131	515	2,474	635	848	7,994
Currency translation adjustment	819	1,243	292	1,327	363	455	4,499
Additions	-	-	-	-	137	-	137
Disposals	-	-	-	-	(1)	-	(1)
Amortization charge (i)	-	(19)	(48)	(582)	(187)	(155)	(991)
Closing net book amount	2,238	3,355	759	3,219	957	1,286	11,814
At June 30, 2016
Cost	2,238	3,378	817	3,923	1,202	1,478	13,036
Accumulated amortization	-	(23)	(58)	(704)	(245)	(192)	(1,222)
Net book amount	2,238	3,355	759	3,219	957	1,286	11,814

(i)
Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income. (Note 30). There are no impairment charges for any of the years presented.
(ii)
Includes "Rights of use". Correspond to Distrito Arcos Depreciation began in January, 2015, upon delivery of the shopping center.
(iii)
Includes "Right to receive future units under barter agreements". Correspond to in kind receivables representing the right to receive residential apartments in the future under barter agreements. The ongoing transactions are: A) Caballito: on June 29, 2011, the Group and TGLT entered into a barter agreement for US$ 12.8 million. A neighborhood association secured a preliminary injunction that suspended the works to be carried out by TGLT in the property. Once said preliminary injunction was deemed final, the Government of the City of Buenos Aires and TGLT were served notice of the complaint. The Group is not involved in these proceedings and has not been sued or summoned as a third party by any of the parties involved in the legal action. B) Beruti: on October 13, 2010, the Group and TGLT entered into an agreement for US$ 18.8 million. An association named Asociación Amigos Alto Palermo presented an injunction requesting the prohibition of the construction and obtained a suspense interim measure for this purpose. Later, the Court of Appeals from the Autonomous City of Buenos Aires ordered the lifting of such interim measure suspending the continuation of the work. On June 11, 2015 final judgment was rendered in favor of IRSA CP and TGLT.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.
Biological assets

Changes in the Group’s biological assets for the years ended June 30, 2016 and 2015 are as follows:

Agricultural business
	Crops fields	Sugarcane fields	Cattle	Dairy	Other cattle	Others	Total
At June 30, 2014	147	143	303	37	6	5	641
Purchases	-	-	14	-	1	-	15
Initial recognition and changes in fair value of biological assets (i)	897	162	162	13	-	1	1,235
Decrease due to harvest	(960)	(198)	-	-	-	-	(1,158)
Sales	-	-	(118)	(10)	-	-	(128)
Addition from lease agreement	-	22	-	-	-	-	22
Consume	-	-	(1)	-	-	(1)	(2)
Currency translation adjustment	(30)	(16)	-	-	-	-	(46)
At June 30, 2015	54	113	360	40	7	5	579
Purchases	-	-	31	-	4	-	35
Initial recognition and changes in fair value of biological assets (i)	1,016	341	244	20	3	3	1,627
Decrease due to harvest	(749)	(296)	-	-	-	-	(1,045)
Sales	-	-	(125)	(11)	(3)	-	(139)
Consume	-	-	(1)	-	-	(1)	(2)
Currency translation adjustment	57	22	(2)	-	-	-	77
At June 30, 2016	378	180	507	49	11	7	1,132

(i)
Biological assets with a production cycle of more than one year (that is, sugarcane and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 608 and Ps. 337 for the years ended June 30, 2016 and 2015, respectively. For the years ended June 30, 2016 and 2015, amounts of Ps. 145 and Ps. 16, was attributable to price changes, and amounts of Ps. 124 and Ps. 144, was attributable to physical changes, respectively.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.
Biological assets (Continued)

The following table shows the stages and average periods where the Group´s crops have a significant biological growth, based on agronomical studies and other inputs:

Argentina

Crops	Total days (planting/harvest)	Average days (planting/harvest)	Significant biological growth	Total days (planting/significant growth)	Average days (planting/significant growth)
Wheat	From 150 to 180	165	7 (milk grain stage)	From 110 to 140	125
Corn	From 150 to 180	165	R3 (milk grain stage)	From 80 to 110	95
Soybeans	From 120 to 160	140	R5 (beginning of seed filling)	From 75 to 90	82.5
Sunflowers	From 120 to 150	135	R6 (end of flowering stage)	From 80 to 100	90
Peanut	From 180 to 270	240	R5 (beginning of seed filling)	From 90 to 100	95
Cotton	From 130 to 180	155	3 (end of flowering stage)	From 90 to 120	105

Bolivia

Crops	Total days (planting/harvest)	Average days (planting/harvest)	Significant biological growth	Total days (planting/significant growth)	Average days (planting/significant growth)
Wheat	From 100 to 112	106	7 (milk grain stage)	From 80 to 90	85
Corn	From 130 to 140	130	R3 (milk grain stage)	From 88 to 96	92
Sorghum	From 110 to 130	120	7 (milk grain stage)	From 80 to 90	85
Soybeans	From 110 to 120	117	R5 (Start of seed filling at node)	From 75 to 85	80
Sunflowers	From 105 to 115	110	R6 (end of flowering stage)	From 75 to 85	80

Brazil

Crops	Total days (planting/harvest)	Average days (planting/harvest)	Significant biological growth	Total days (planting/significant growth)	Average days (planting/significant growth)
Corn	From 125 to 150	137.5	R3 (milk grain stage)	From 88 to 96	92
Soybeans	From 100 to 140	120	R5 (Start of seed filling at node)	From 75 to 90	82.5

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14. Biological assets (Continued)

Fair value of biological assets

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

The DCF model requires the input of highly subjective assumptions including observable and unobservable data. The not observable information is determined based on the best information available for example, by reference to historical information of past practices and results, statistics and agricultural information and other analytical techniques. Key assumptions utilized in the DCF method include future market prices, estimated yields at the point of harvest and estimated future costs of harvesting and other costs.

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

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used may result in a significant increase or decrease to the fair value of biological assets recognized at any given time. Cash flows are projected based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value. The valuation models and their assumptions are reviewed periodically, and, if necessary, adjusted.

As of June 30 of each year, the Group’s biological assets that are subject to a valuation model include unharvested crops and sugarcane plantations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14. Biological assets (Continued)

The following tables present the Group’s biological assets as of June 30, 2016 and 2015 and their allocation to the fair value hierarchy:

		June 30, 2016
	Classification	Level 1	Level 2	Level 3	Total
Dairy	Production	-	49	-	49
Cattle	Production	-	432	-	432
Sugarcane fields	Production	-	-	180	180
Other cattle	Production	-	9	-	9
Others biological assets	Production	7	-	-	7
Total non-current biological assets		7	490	180	677
Cattle and cattle for sale	Consumable	-	75	-	75
Other cattle	Consumable	-	2	-	2
Crops fields	Consumable	23	-	355	378
Total current biological assets		23	77	355	455
Total biological assets		30	567	535	1,132

		June 30, 2015
	Classification	Level 1	Level 2	Level 3	Total
Dairy	Production	-	40	-	40
Cattle	Production	-	295	-	295
Sugarcane fields	Production	-	-	113	113
Other cattle	Production	-	6	-	6
Others biological assets	Production	5	-	-	5
Total non-current biological assets		5	341	113	459
Cattle and cattle for sale	Consumable	-	65	-	65
Other cattle	Consumable	-	1	-	1
Crops fields	Consumable	14	-	40	54
Total current biological assets		14	66	40	120
Total biological assets		19	407	153	579

During years ended June 30, 2016 and 2015, there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 1,097 and Ps. 1,218 for the years ended June 30, 2016 and 2015, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.
Biological assets (Continued)

The following table presents the changes in Level 3 instruments for the years ended June 30, 2016 and 2015:

	Crops fields with significant biological growth	Sugarcane fields
At June 30, 2014	137	143
Initial recognition and changes in the fair value of biological assets	462	162
Harvest	(558)	(198)
Lease contract	-	22
Currency translation adjustment	(1)	(16)
At June 30, 2015	40	113
Initial recognition and changes in the fair value of biological assets	836	341
Harvest	(522)	(296)
Currency translation adjustment	1	22
At June 30, 2016	355	180

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.
Biological assets (Continued)

When no quoted prices in an active market are available, the Group uses a range of valuation models. The following table presents main parameters:

	Pricing model			Sensitivity (i)
				2016		2015		2014
Description		Parameters	Range	Increase	Decrease	Increase	Decrease	Increase	Decrease
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category
Crops fields (Level 3)	Discounted cash flows	Yields – Operating costs –Selling expenses - Future of sale prices	Argentina
			Yields: 0.0 - 11.5 tn./ha.	42	(42)	8	(8)	19	(19)
			Future of sale prices: 2,587 - 12,861 Ps./tn.	59	(59)	17	(17)	26	(26)
			Operating cost: 833 - 7,659 Ps./ha.	(24)	24	(11)	11	(14)	14

Sugarcane fields (Level 3)	Discounted cash flows	Yields – Operating costs –Selling expenses - Future of sale prices Discount rate	Brazil:
			Yields: 86.06 tn./ha.	32	(32)	21	(21)	23	(23)
			Future of sale prices: 79.51 Rs./tn.	92	(92)	12	(12)	7	(7)
			Operating cost: 59.23 Rs./tn.	(43)	43	(31)	31	(25)	25

			Bolivia:
			Yields: 51 - 116 tn./ha.	7	(7)	5	(5)	4	(4)
			Future of sale prices: 23.50 - 23.40 US$/tn.	13	(13)	8	(8)	6	(6)
			Operating cost: 275 - 500 US$/ha.	(9)	9	(5)	5	(3)	3
			Others:

(i)
Sensitivities have been modeled considering a 10% change in the indicated variable, all else being equal.

As of June 30, 2016 and 2015, the better and maximum use of biological assets shall not significantly differ from the current use.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

15.
Inventories

Breakdown of Group’s inventories as of June 30, 2016 and 2015 are as follows:

	June 30, 2016	June 30, 2015
Crops	325	270
Materials and inputs	250	154
Seeds and fodders	109	61
Beef	31	19
Hotel supplies	9	7
Goods for resale and supplies	2,849	-
Telephones and others communication equipment	327	-
Total inventories	3,900	511

As of June 30, 2016 and 2015 the cost of inventories recognized as expense amounted to Ps. 946 and Ps. 950, respectively and they have been included in “Costs” in the statements of income.

16.
Financial instruments by category

The following note shows the carrying amount of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade payables in-kind and tax payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can refer to at the date of valuation.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the used inputs for valuation must be observable for the whole of this period.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as that information is not available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer ("CFO"). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Financial assets and financial liabilities as of June 30, 2016 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	13,211	102	-	1,931	15,244	2,878	18,122
Investment in financial assets:
- Public companies´ securities	-	1,400	-	499	1,899	-	1,899
- Private companies´ securities	-	-	15	1,324	1,339	-	1,339
- Deposits	1,172	49	-	-	1,221	-	1,221
- Bonds	(i) 121	4,169	-	-	4,290	-	4,290
- Mutual funds	-	2,920	-	-	2,920	-	2,920
- Others	-	90	-	140	230	-	230
Derivative financial instruments (Note 19)	-	20	41	-	61	-	61
Financial assets held for sale (Note 18)		4,602	-	-	4,602	-	4,602
Restricted assets	(i) 877	-	-	-	877	-	877
Cash and cash equivalents (excluding bank overdrafts) (Note 20)	6,359	7,737	-	-	14,096	-	14,096
Total assets	21,740	21,089	56	3,894	46,779	2,878	49,657

(i) The fair values approximate their respective carrying amounts.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2016
Liabilities as per statement of financial position
Trade and other payables (Note 21)	18,917	-	-	-	18,917	1,054	19,971
Borrowings (excluding finance lease liabilities) (Note 23)	106,271	-	-	10,999	117,270	-	117,270
Derivative financial instruments (Note 19)	-	265	3	-	268	-	268
Total liabilities	125,188	265	3	10,999	136,455	1,054	137,509

Financial assets and financial liabilities as of June 30, 2015 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2015
Assets as per statement of financial position
IDBD (i)	-	907	-	-	907	-	907
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	1,807	56	-	-	1,863	456	2,319
Investment in financial assets:
- Equity securities in public companies	-	88	-	349	437	-	437
- Equity securities in private companies	-	102	-	-	102	-	102
- Mutual funds	-	384	-	-	384	-	384
- Bonds	(ii) 100	104	-	-	204	-	204
Derivative financial instruments (Note 19)	-	231	-	7	238	-	238
Restricted assets	611	-	-	-	611	-	611
Cash and cash equivalents (excluding bank overdrafts) (Note 20)	521	113	-	-	634	-	634
Total assets	3,039	1,985	-	356	5,380	456	5,836
(i) The Group has reported its interest in the associate IDBD at fair value with changes through profit or loss, as per IAS 28.
(ii) The fair values approximate their respective carrying amounts.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2015
Liabilities as per statement of financial position
Trade and other payables (Note 21)	763	-	-	-	763	808	1,571
Borrowings (excluding finance lease liabilities)(Note 23)	8,259	-	15	-	8,274	-	8,274
Derivative financial instruments (Note 19)
- Commitment to tender offer shares in IDBD	-	-	-	503	503	-	503
- Foreign-currency contracts	-	-	10	-	10	-	10
- Crops futures	-	11	-	-	11	-	11
- Crops options	-	9	-	-	9	-	9
Total liabilities	9,022	20	25	503	9,570	808	10,378

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

There were no level transfers in the fiscal years filed.

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	As of June 30, 2016
	Gross amounts recognized	Gross amounts offset	Net amount presented
June 30, 2016
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	16,779	(1,296)	15,483
Financial Liabilities
Trade and other payables (Note 21)	(15,546)	1,296	(14,250)

	As of June 30, 2015
	Gross amounts recognized	Gross amounts offset	Net amount presented
June 30, 2015
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	1,961	(98)	1,863
Financial Liabilities
Trade and other payables (Note 21)	(859)	98	(761)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2016
Interest income	689	116	805
Interest expense	(2,716)	(23)	(2,739)
Foreign exchange losses	(2,908)	6	(2,902)
Dividends income	-	72	72
Fair value loss in financial assets at fair value through profit or loss (i))	-	(1,241)	(1,241)
Gain on the revaluation of receivables arising from the sale of farmland	-	33	33
Gain from derivative financial instruments (except commodities)	-	1,089	1,089
Fair value gain on associates	-	77	77
Loss from repurchase of non-convertibles notes	(39)	-	(39)
Other financial results	(875)	(106)	(981)
Net result	(5,849)	23	(5,826)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2015
Interest income	100	-	100
Interest expense	(874)	-	(874)
Foreign exchange losses	(562)	-	(562)
Dividends income	17	-	17
Fair value gains financial assets at fair value through profit or loss	-	188	188
Gain on the revaluation of receivables arising from the sale of farmland	-	53	53
Loss from derivative financial instruments (except commodities)	-	(83)	(83)
Fair value gain on associates	-	(1,001)	(1,001)
Loss from repurchase of Non-convertible notes	(2)	-	(2)
Other financial results	(125)	-	(125)
Net result	(1,446)	(843)	(2,289)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2014
Interest income	119	-	119
Interest expense	(715)	-	(715)
Foreign exchange losses	(1,900)	-	(1,900)
Dividends income	15	-	15
Fair value gains in financial assets at fair value through profit or loss	-	379	379
Loss from repurchase of Non-convertible Notes	(45)	-	(45)
Loss from derivative financial instruments (except commodities)	-	(365)	(365)
Gain on the revaluation of receivables arising from the sale of farmland	-	21	21
Other financial results	(83)	-	(83)
Net result	(2,609)	35	(2,574)

The following table presents the changes in Level 3 financial instruments for the years ended June 30, 2016 and 2015:
	Equity securities in public companies	Equity securities in private companies	Others	Warrants of Condor	Investment in associate IDBD	Commitment to tender offer shares in IDBD	Trade and other receivables - Cellcom	Non-recourse loans	Total
Total as of June 30, 2014	211	-	-	-	-	(321)	-	-	(110)
Currency translation adjustment	-	-	-	-	83	(45)	-	19	57
Transfer to Level 3	-	-	-	-	1,826	-	-	(86)	1,740
Transfer from associates	-	30	-	-	-	-	-	-	30
Gains or losses for the year (Note 33)	138	72	-	7	(1,001)	(137)	-	52	(869)
Balance as of June 30, 2015	349	102	-	7	908	(503)	-	(15)	848
Additions and acquisitions	50	27	-	-	-	-	-	-	77
Write off	-	-	-	-	-	500	-	-	500
Currency translation adjustment	-	291	52	-	60	(18)	705	(3,610)	(2,520)
Obtainment of control over IDBD	-	861	88	-	(1,047)	-	1,187	(7,336)	(6,247)
Gains and losses for the year (Note 33)	100	43	-	(7)	79	21	39	(38)	237
Balance as of June 30, 2016	499	1,324	140	-	-	-	1,931	(10,999)	(7,105)

Securities and warrants of Condor

Upon initial recognition of the new instrument (January, 2012), the consideration paid for the Shares and Warrants of Condor was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

In March 2016, the Group has exchanged its preferred Class C shares for a new Class D preferred shares issued by Condor and, additionally, it has received cash in the amount of US$ 1.2 million and a promissory note for US$ 1.1 million related to dividends receivable.

In this new issue the company “Stepstone Real Estate” has been added as new partner by making a contribution of US$ 30 million, which will be used to redeem Class A and B preferred shares and for the acquisition of new hotels.

The new Class D preferred shares will accrue annual interest at a rate of 6.25% and will be convertible into common shares at a price of US$ 1.60 share.

There were no changes to the warrants held by the Group.

The Board of Directors of Condor is now formed by four directors of the company, three directors appointed by Stepstone Real Estate and two independent directors. In addition, the voting power held by the company in Condor amounts to 49%, thus keeping significant influence.

Investment in IDBD, associate and warrants

As described in Note 3 until taking control over IDBD, the Group stated its equity interest in IDBD as an associate measured at fair value, invoking the exception under IAS 28 and the warrants to acquire IDBD’s common shares were booked at their quoted prices. Since October 11, 2015, as result of consolidation, the equity interest in IDBD as an associate and the warrants were eliminated following the consolidation to add IDBD’s assets and liabilities on a line-by-line basis.

Non-recourse loans

IDBD relied on an independent appraiser to determine the value of the non-recourse loan. The valuation model is a binomial tree where the main variable is Adama’s share price.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Investment in financial assets – Public companies securities - Preferred shares of Condor	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).	Underlying asset price 1.4 to 1.7 Share price volatility 58% to 78% Money market interest-rate 1.0% to 1.3%
Investment in financial assets – Public companies securities - Promissory note	Discounted cash flow	Theoretical price	Market interest-rate (Libor rate curve)	Money market interest-rate 1.0% to 1.3%
Derivative financial instruments - Warrants of Condor	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and interest-rate curve (Libor rate).	Underlying asset price 1.4 to 1.7 Share price volatility 58% to 78% Money market interest-rate 1.0% to 1.3%
Interest rate swaps	Cash flow	Theoretical price	Interest rate futures contract and cash flow	-
Call option of Arcos	Discounted cash flow	-	Projected revenues and discounting rate.	-
Investments in financial assets - Private companies - Avenida Inc.	Market multiples	Theoretical price	Comparable market multiple (EV/GMV ratio)	Comparable market multiple (EV/GMV ratio) 2.94x to 3.59x
Investments in financial assets - Private companies - Others	Discounted cash flows / NAV	Theoretical price
Projected revenue discounted at the discount rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of their financial statements, based on fair value or investment assessments.

1 - 3.5
Investments in financial assets - Others	Discounted cash flows / NAV	Theoretical price
Projected revenue discounted at the discount rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of its financial statements, based on fair value or investment assessments
1 - 3.5
Borrowings - Non-recourse loan	Binomial tree	Theoretical price	Underlying asset price (obtained by discounted cash flow valuation), capital cost, market rate; control premium, underlying asset volatility.	Underlying asset price US$ 760MM to US$ 940MM, capital cost 11.8% to 14.4%, discounted market interest rate 7.9% to 12.9%, control premium 3.3% to 6.6%, underlying asset volatility 25.7% to 33.1%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

17.
Trade and other receivables

The table below shows trade and other receivables of the Group as of June 30, 2016 and 2015:

	June 30, 2016	June 30, 2015
Non-current
Trade receivables
Trade, leases and services receivable	2,015	63
Trade receivables related to agricultural properties	54	104
Less: allowance for doubtful accounts	(2)	(2)
Non-current trade receivables	2,067	165
Other receivables
Tax credits	119	73
Guarantee deposits	24	17
Prepayments	1,320	11
VAT receivables	-	27
Loans	239	116
Others	4	18
Non-current other receivables	1,706	262
Non-current trade and other receivables	3,773	427

Current
Trade receivables
Trade, leases and services receivable	921	695
Receivables from sale of agricultural products and farmlands leases	362	268
Trade receivables related to agricultural properties	22	88
Deferred checks received	304	-
Trade receivables	5,970	-
Credit card receivables	3,872	-
Less: allowance for doubtful accounts	(189)	(118)
Current trade receivables	11,262	933
Other receivables
Tax credits	180	117
Guarantee deposits	78	39
Prepayments	681	145
VAT credit to be transferred	11	-
Borrowings granted, deposits, and other balances	1,243	392
Advance payments	328	105
Others	375	41
Current other receivables	2,896	839
Current trade and other receivables	14,158	1,772
Total trade and other receivables	17,931	2,199

The carrying amounts of the Group’s trade and other receivables in foreign currencies are detailed in Note 37.

Trade receivables are generally presented in the statements of financial position net of allowances for doubtful receivables. Impairment polices and procedures by type of receivables are discussed in detail in Note 2.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

17.
Trade and other receivables (Continued)

The fair values of current trade and other receivables approximate their respective carrying amounts, due to their short-term nature, as the impact of discounting is not significant. Present value of non-current trade receivables related to sales of equipment installments, as performed by Cellcom (mainly in 36 installments), as of June 30, 2016 were calculated at a 3.3% discount rate. Other non-current receivables conform to or approximate their fair values. Fair values are based on discounted cash flows. (Level 3 of the fair value hierarchy).

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	June 30, 2016	June 30, 2015	June 30, 2014
Beginning of the year	120	90	87
Recovery	(53)	21	(14)
Used during the year	(4)	(14)	(9)
Creation	113	21	24
Currency translation adjustment	15	2	2
End of the year	191	120	90

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying value of each class of credit. (Note 4)

The Group has also receivables with related parties. Neither of which are due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2016 and 2015 (includes receivables not past due to reconcile with the amounts in the statements of financial position):

		Expired
	Up to 3 months	3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation	Additions (reversals) for bad debts
Agricultural products	60	7	8	256	18	349	2.6%	1
Shopping leases and services	50	5	3	776	78	912	6.7%	12
Office leases and services	1	3	7	18	6	35	0.3%	(6)
Hotel leases and services	16	12	23	312	27	390	2.9%	1
Consumer financing	-	-	-	-	15	15	0.1%	1
Hotel operations	1	-	-	48	1	50	0.4%	-
Disposal of properties	-	-	16	99	-	115	0.9%	-
Sale of communication equipment	2,250	-	-	1,714	66	4,030	29.8%	-
Telecommunication services	1,763	356	672	19	672	3,482	25.8%	61
Tourism activities	16	12	20	219	51	318	2.3%	(3)
Sale of products (supermarkets)	27	19	55	3,665	58	3,824	28.3%	4
Total as of June 30, 2016	4,184	414	804	7,126	992	13,520	100%	71

Agricultural products	4	1	3	199	16	223	18.3%	16
Shopping leases and services	42	10	14	562	70	698	57.3%	14
Office leases and services	40	4	2	12	9	67	5.5%	-
Hotel leases and services	1	-	-	16	1	18	1.5%	-
Consumer financing	-	-	-	5	15	20	1.6%	-
Disposal of properties	-	-	-	183	9	192	15.8%	-
Total as of June 30, 2015	87	15	19	977	120	1,218	100%	30

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

18.
Financial assets held for sale

Group’s financial assets and other assets held for sale as of June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
Non-current
Clal	3,346	-
Non-current financial assets held for sale	3,346	-

Current
Clal	1,256	-
Current financial assets held for sale	1,256	-
Total Financial assets held for sale	4,602	-

Clal is a holding company that mainly operates in the insurance and pension markets and in segments of pension funds. The company holds assets and other businesses (such as insurance agencies) and is one of the largest insurance groups in Israel. Clal mainly develops its activities in three operating segments: long-term savings, general insurance and health insurance.

Given that IDBD failed to meet the requirements set forth by the Capital Markets, Insurance and Savings Commission, which is dependent on the Ministry of Finance of Israel, to have control over an insurance company, on August 21, 2013, such commission required that IDBD granted an irrevocable power of attorney to Mr. Moshe Tery ("the Trustee") by 51% of the shareholding capital and vote in Clal, thus transferring control over that investee.

On December 30, 2014, the Insurance Commission sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Trustee’s continuity in office, among other aspects.

The sale arrangement outlined in the letter involves IDBD’s and the Trustee’s interests in the sale process under different options and timeframes. As of June 30, 2016, the current sale arrangement involved the sale of the interest in the stock exchange or by over-the-counter trades, as per the following detail and by the following dates:

a.
IDBD would have to sell at least 5% of its equity interest in Clal from May 7, 2016.
b.
During each of the subsequent four-month periods, IDBD would have to sell at least an additional 5% of its equity interest in Clal.
c.
If IDBD sells more than 5% of its equity interest in Clal in any given four-month period, the percentage in excess of the required 5% would be offset against the percentage required in the following period.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

18.
Financial assets held for sale (Continued)

In case IDBD does not fulfills its obligation in the manner described in the above paragraph the Trustee would be entitled to act upon the specified arrangement in lieu of IDBD, pursuant to all powers that had been vested under the representations of the trust letter. The consideration for the sale would be transferred to IDBD, with the expenses incurred in the sale process to be solely borne by IDBD.

During February 2016, bondholders and minority shareholders filed a complaint against the Insurance Commission and the Trustee so that the order by the Trustee to sell the shares in the market was revoked, for this would cause irreversible damage to the company and its bondholders. As of the date of these Consolidated Financial Statements, no decision has been rendered on the complaint.

In June 30, 2016 the holding of IDBD to Clal was of 55%, and as a result of the circumstances mentioned above, IDBD has accounted for it as an available-for-sale financial asset. Valuation as of June 30, 2016 amounts to Ps. 4,602, and a loss of Ps. 1,951 were recorded, reflecting the fall in the market price, in financial results, net.

Claims against Clal

Clal set up a reserve for all legal actions brought against Clal’s investees out of the ordinary course of business in the amount of approximately NIS 96 million (equivalent to Ps. 376 million at the closing exchange rate). Most legal actions are related to consumer claims and actions erasing from those claims. The total amount claimed is NIS 29,200 million (equivalent to Ps. 114,275 million at the closing exchange rate).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

19.
Derivative financial instruments

Group’s derivative financial instruments as of June 30, 2016 and 2015 are as follows:

	June 30, 2016	June 30, 2015
Assets
Non-current
Crops options	-	2
Warrants IDBD (Note 3)	-	199
Warrant Condor	-	7
Others	8	-
Total non-current	8	208

Current
Foreign-currency futures contracts	25	-
Crops futures	-	1
Crops options	7	-
Foreign-currency options	2	-
Warrants IDBD (Note 3)	-	29
Interest-rate swaps	4	-
Others	15	-
Total current	53	30
Total assets	61	238

Liabilities
Non-current
Crops options	16	2
Foreign-currency futures contracts	-	3
Commitment to tender offer shares in IDBD (Note 3)	-	265
Forward contracts	105	-
Total non-current	121	270

Current
Foreign-currency futures contracts	31	7
Foreign-currency options	1	-
Crops options	5	7
Crops futures	17	11
Commitment to tender offer shares in IDBD (Note 3)	-	238
Forward contracts	93	-
Total current	147	263
Total liabilities	268	533

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

20.
Cash flow information

The following table shows the balances of cash and cash equivalents as of June 30, 2016 and 2015:

	June 30, 2016	June 30, 2015
Cash at bank and in hand	6,259	438
Short-term bank in deposits	100	84
Mutual funds	7,737	112
Total cash and cash equivalents	14,096	634

Following is a detailed description of cash flows generated by the Group’s operations for the years ended as of June 30, 2016, 2015 and 2014.

	June 30, 2016	June 30, 2015	June 30, 2014
(Loss) Profit for the year	(1,891)	175	(1,409)
Adjustments for:
Income tax expense	(197)	303	(389)
Depreciation and amortization	2,769	259	297
Gain from disposal of investment properties	(1,101)	(1,150)	(231)
Loss / (Gain) from disposal of farmlands	2	(550)	(91)
Gain on the revaluation of receivables arising from the sale of farmland	(33)	(53)	(21)
(Gain) / Loss from disposal of property, plant and equipment	(6)	1	-
Release of investment property and property, plant and equipment	-	2	2
Impairment of investment property	352	-	-
Dividends income	(72)	(17)	(15)
Share based payments	54	31	69
Unrealized (Gain) / Loss on derivative financial instruments	(1,064)	131	350
Changes in fair value of financial assets	1,286	(187)	(379)
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	(615)	(105)	(406)
Changes in the net realizable value of agricultural produce after harvest	(208)	34	17
Provisions	255	90	113
Financial results, net	6,038	1,418	2,542
Share of loss of joint ventures and associates	(473)	1,026	409
Reversal of currency translation adjustment	(96)	(189)	-
Gain from disposal of subsidiaries and joint ventures	(4)	(22)	-
Loss from repurchase of Non-convertible notes	39	2	45
Changes in operating assets and liabilities:
Decrease in biological assets	135	115	287
Increase in inventories	(79)	(132)	(197)
Decrease in trading properties	229	-	7
(Increase) Decrease in trade and other receivables	(487)	(480)	268
(Increase) Decrease in derivative financial instruments	(46)	4	(6)
Increase (Decrease) in trade and other payables	182	145	(170)
Increase in employee benefits	52	85	72
Decrease in provisions	(155)	(12)	(1)
Net cash generated from operating activities before income tax paid	4,866	924	1,163

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

20.
Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2016, 2015 and 2014:

	June 30, 2016	June 30, 2015	June 30, 2014
Increase in restricted funds from the sale of farmlands	-	590	-
Reimbursement of expired dividends	6	1	3
Dividends payable	64	48	57
Dividends not collected	4	-	-
Acquisition of non-controlling interest	139	-	-
Payment of non-convertible notes through a decrease in trade and other receivables	22	-	-
Decrease in borrowings through a decrease in investment in joint ventures and associates	9	137	-
Increase in financial assets through a decrease in trade and other receivables	71	-	-
Increase in financial assets through a decrease in investment in joint ventures and associates	-	30	-
Increase in financial assets through an increase in trade and other payables	180	-	-
Increase in property, plant and equipment through an increase in trade and other payables and borrowings	116	2	1
Decrease in property, plant and equipment and investment properties through an increase in trade and other receivables	-	-	24
Decrease in intangible assets through an increase in assets held for sale	-	-	77
Increase in trading properties through a decrease in intangible assets	-	-	7
Increase in trading properties through a decrease in investment properties	71	-	-
Decrease in trading properties through a decrease in trade and other payables	-	1	-
Increase in investment properties through an increase in borrowings	302	-	-
Increase in investment properties through a decrease in property, plant and equipment	1	-	-
Decrease in investment properties through an increase in property, plant and equipment	-	-	12
Decrease in investment properties through an increase in intangible assets	-	-	1
Decrease in investment properties through an increase in assets held for sale	-	-	1,099
Decrease in trade and other receivables through an increase in assets held for sale	-	-	18
Decrease in trade and other payables through an increase in liabilities directly associated with assets classified as held for sale	-	-	170
Decrease in borrowings through an increase in liabilities directly associated with assets classified as held for sale	-	-	603
Decrease in deferred income tax liabilities through an increase in liabilities directly associated with assets classified as held for sale	-	-	33
Increase in restricted assets through a decrease in trade and other payables	-	-	146
Stock plan granted	(4)	(16)	-
Distribution of treasury stock	-	(55)	-
Options expired	-	106	-
Increase in non-controlling interest hrough a decrease in assets from derivative financial instruments	128	-	-
Decrease in restricted assets through an increase in assets held for sale	-	9	164
Decrease in borrowings trough an increase of investment in associates, and joint ventures	-	-	24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

20.
Cash flow information (Continued)

Incorporation for business combination

	June 30, 2016	June 30, 2015	June 30, 2014
Investment properties	29,586	-	-
Property, plant and equipment	15,104	-	-
Trading properties	2,656	-	-
Intangible assets	6,603	-	-
Investments in joint ventures and associates	9,268	-	-
Deferred income tax	(4,681)	-	-
Trade and other receivables	9,713	-	-
Investment in financial assets	5,824	-	-
Derivative financial instruments, net	(54)	-	-
Inventories	1,919	-	-
Income tax credits	91	-	-
Financial assets and other assets held for sale	5,129	-	-
Trade and other payables	(19,749)	-	-
Borrowings	(60,306)	-	-
Provisions	(969)	-	-
Income tax liabilities	(267)	-	-
Employee benefits	(405)	-	-
Total	(538)	-	-
Non-controlling interest	(8,630)	-	-
Goodwill	1,391	-	-
Total assets incorporated by business combination, net of cash and cash equivalents	(7,777)	-	-
Cash incorporated by business combination	9,193	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.
Trade and other payables

Group’s trade and other payables as of June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
Non-current
Trade payables
Trade payables	525	216
Total non-current trade payables	525	216
Other payables
Payment plan for payable taxes	-	24
Deferred income	65	7
Taxes payable	8	7
Others	930	10
Total non-current other payables	1,003	48
Total non-current trade and other payables	1,528	264

Current
Trade payables
Admission rights	188	143
Trade payables	11,180	316
Accrued invoices	612	223
Leases and services payments received in advance	4,594	226
Guarantee deposits	24	-
Total current trade payables	16,598	908
Other payables
Deferred incomes	2	24
Taxes payable	333	220
Dividends payable to non-controlling shareholders	435	124
Others	1,075	31
Total current other payables	1,845	399
Total current trade and other payables	18,443	1,307
Total trade and other payables	19,971	1,571

The fair value of trade and other payables approximate their respective carrying amounts, due to their short-term nature, the effect of discounting is not significant. Fair values are based on discounted cash flows

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

22.
Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s responsability under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceeding, and will revise its estimates.

The table below shows the evolution in the Group's provisions for other liabilities categorized by type of provision:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation (iii)	Onerous contracts (iv)	Guarantees and other provisions (v)	Total
At July 1, 2014	65	177	-	-	-	242
Additions	48	159	-	-	-	207
Unused amounts reversed	(34)	-	-	-	-	(34)
Contributions	-	(2)	-	-	-	(2)
Currency translation adjustment	-	29	-	-	-	29
As of June 30, 2015	79	363	-	-	-	442
Additions	17	234	39	(16)	(10)	264
Unused amounts reversed	(64)	-	-	-	(6)	(70)
Contributions	-	(18)	-	-	-	(18)
Liabilities incorporated by business combination (Note 3)	424	-	47	199	299	969
Currency translation adjustment	248	262	28	113	144	795
As of June 30, 2016	704	841	114	296	427	2,382

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to equity interests in associates with negative equity, mainly New Lipstick. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates". Additions and recoveries are included in Costs.
(iii)
The Group’s companies are required to recognize certain costs related to dismantling assets and remediating sites here such assets are located. The calculation of expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are restated based on expected changes from technological rulings and requirements. Additions and recoveries are included in Costs.
(iv)
Provisions for other contractual liabilities include a series of liabilities resulting from a contractual liability or laws, regarding which there is a high degree of certainty as to the terms and the necessary amounts to discharge such liability. Additions and recoveries are included in Costs.
(v)
Additions and recoveries are included in Costs.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

22.
Provisions (Continued)

Disclosure of total provisions is as follows:

	June 30, 2016	June 30, 2015
Non-current	1,341	387
Current	1,041	55
Total	2,382	442

On February 23, 2016, a class action was filed against IRSA, the Company, some first-line managers and directors with the District Court of the United States for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of IRSA between November 3, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the IRSA’s investment in IDBD.

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court by the East District of Pennsylvania.

Furthermore, the Company, some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court of the East District of Pennsylvania. The complaint, on behalf of people holding American Depositary Receipts of the Company between May 13, 2015 and December 30, 2015, claims violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the IRSA’s investment in IDBD.

Subsequently, Cresud and IRSA requested that the complaint be moved to the district of New York, which request was later granted.

The Company holds that such allegations are meritless and intends to make a strong defense in both actions. No provision was set up in connection with the above mentioned.

IRSA CP

On November 20, 2006, the Group, through IRSA CP, acquired through a public bidding the building known as Exedificio-escuela Gobernador Vicente de Olmos located in the city of Córdoba for the amount of Ps. 32. This property is affected to a concession contract.

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin Theatre.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

22.
Provisions (Continued)

IRSA CP has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2016, the property is recorded under Investment Properties.

Claims against Cellcom and its subsidiaries

In the normal course of business, claims have been filed against Cellcom by its customers. These are mostly motions for approval of class actions, primarily concerning allegations of illegal collection of funds, unlawful conduct or Breach of license, or a Breach of agreements with customers, causing monetary and non-monetary damage to them. The amounts claimed from Cellcom in consumer claims, amounted to NIS 26,183 million.

Claims against Shufersal and its subsidiaries

In the normal course of business, legal claims were filed against Shufersal by its customers. These are mostly motions for certification of class actions, which mainly concern claims of changing money unlawfully, acting contrary to the law or a license, or a Breach of the agreements with customers, causing financial and non-financial loss to them. The amounts of the claims amounted to NIS 809 million.
There are also other claims by employees, subcontractors, suppliers which relate mainly to claims of Breach of the provisions of the law in relation to the termination of workers' employment and claims of Breaches of contract and compulsory payments to authorities. The total amount which Shufersal was being sued for these claims was NIS 26 million.

23.
Borrowings

Group’s borrowings as of June 30, 2016 and 2015 are as follows:

	June 30, 2016	June 30, 2015
Non-current
Non-convertible notes	69,997	5,427
Bank loans and others	6,836	406
Non-recourse loan	16,975	-
Non-current borrowings	93,808	5,833

Current
Non-convertible notes	15,595	636
Bank loans and others	4,662	524
Bank overdrafts	1,397	1,291
Other borrowings	1,834	15
Current borrowings	23,488	2,466
Total borrowings	117,296	8,299

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Borrowings (Continued)

Urban properties and investment business of the operations center in Argentina

On March 3, 2016, IRSA and IRSA CP announced that they would launch offers to buy in cash: (i) 11.50% Class 2 NCN outstanding due in 2020 and issued by IRSA for a total nominal value of up to US$ 76.5 million, subject to a potential extension of the Offer Limit of NCN due in 2020 for a nominal value of up to US$ 73.5 million, at IRSA’s exclusive decision, (ii) each and every 8.50% Class 1 NCN outstanding due in 2017 and issued by IRSA, and (iii) each and every 7.875% Class 1 NCN outstanding due in 2017 and issued by IRSA CP.

On March 23, 2016, IRSA CP issued NCN for a nominal amount of US$ 360 million under its Global NCN Program. Class II NCN accrue interest semi-annually, at an annual fixed rate of 8.75% and are repayable at maturity on March 23, 2023. The issue price was 98.722% of nominal value.

IRSA CP’s NCN maturing in 2023 are subject to certain Commitments, Events of Breach and Limitations, including Limitations on Additional Indebtedness, Limitations on Restricted Payments, Limitations on Transactions with Affiliates, Limitations on the Merger, Take-over Merger and Limitations on the Sale of all or a substantial portion of the company’s Assets.

On April 7, 2016, the Meeting of IRSA's NCN holders approved the proposed amendments to the IRSA 2017 Trust Indenture, which included basically the elimination of all financial restrictive covenants on such class. Approximately 50.30% of holders of NCN due 2017 approved the amendments to the Trust Indenture for IRSA NCN 2017. As a consequence, a Supplementary Trust Agreement with the Bank of New York Mellon was signed, all amendments approved the Meeting, which came into force on April 8, 2016.

During March, April and May the Group acquired all IRSA CP's NCN Class I at 7.875% maturing in 2017 for a total amount US$ 120 million and US$ 75.4 million of IRSA’S NCN. On October 11, 2016 IRSA, acquired the remaining US$ 74.6 million of IRSA’S NCN at 8.5% maturing in 2017, so the following notes remains outstanding:

●
IRSA's NCN Class II at 11.50% maturing in 2020 US$ 71.4 million.

Such payments were accounted for as a cancellation of debt.

In relation to financial covenants under 11.50% NCN due in 2020 issued by IRSA, the Meeting of Noteholders held on March 23, 2016 approved:

i.
to modify the covenant on Limitation on Restricted Payments, so that the original covenant was replaced so as to take into consideration IRSA’s capability to make any restricted payment provided that (a) no Event of Default has occurred and persisted, and (b) IRSA may incur at least US$ 1 of additional debt pursuant to the Limitation on Additional Indebtedness; and

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Borrowings (Continued)

ii.
the exclusion of IDBD or any of its subsidiaries for purposes of the definition of “Subsidiary” or any of the definitions or commitments under the Trust Indenture of Corporate Notes due in 2020 and issued by IRSA (regardless of whether the financial statements of any of these companies has any time been consolidated into IRSA’s financial statements).
iii.
a Supplementary Trust Indenture reflecting all the amendments approved, entered into with the Bank of New York Mellon on March 28, 2016.

Urban properties and investment business of the operations center in Israel

IDBD has certain restrictions and financial covenants in connection with its financial debt, included in its debentures, loans from banks and financial institutions.

As of June 30, 2016 IDBD reported that the application of the “Liquidity Covenant” and the “Economic Equity Covenant” (as described below) is currently suspended.

It was agreed between IDBD and the relevant lending coporations that the parties would work to formulate an arrangement, to replace or amend the current financial covenants by December 31, 2016.

If such arrangement is not reached, the previous financial covenants will re-apply then with respect to the results for IDBD´s first quarter of 2017 and thereafter. In the event that these covenants will re-apply, IDBD estimates that it will not be able to meet the thresholds that were determined in the past with respect to the Liquidity Covenant and the Economic Equity Covenant with respect to IDBD´s results for the first quarter of 2017 and thereafter.

Particularly, if the previous financial covenants will re-apply, IDBD estimates it will not be able to fulfill the covenant, which stipulates that the balance of cash and marketable securities will not fall below the scope of forecasted current maturities for the two quarters subsequent to the reporting quarter (the “Liquidity Covenant”). Regarding the Economic Equity Covenant, the economic equity as of June 30, 2016, amounted to a positive balance of NIS 247 million, significantly lower than the thresholds determined in the past, as part of to the Economic Equity Covenant.

In view of and due to the decrease of Mr. Ben Moshe’s holding rate in IDBD, beginning from February 2015 and thereafter, in March 2016 IDBD reached understandings with its lending corporations with regard to an amendment of the control and additional amendments relating to restrictions on the sale of main holdings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23. Borrowings (Continued)

As per IDBD´s position, as of June 30, 2016, there were no conditions that established grounds for calling IDBD´s obligations to its financial creditors for immediate payment. Without derogating from the IDBD´s position, it is noted that the decision of the bondholders (Series I) dated April 21,2016 to call the full balance of IDBD´s debt to the bondholders for immediate repayment and the decision to take steps for dissolution are liable to raise grounds for the financial creditors, for calling for immediate repayment. According to IDBD’s legal advisor opinion, the conditions giving rise to a ground for demanding immediate repayment of the liabilities for the (Series I) bonds were not fulfilled. On July 18, 2016, the Court handed down its judgment, in which the Court accepted the consensus motion filed by the trustee to strike the motion for dissolution.

As of June 30, 2016, IDBD´s loans which are subject to the aforementioned financial covenants, at a scope of NIS 264 million, were classified under current liabilities, in consideration of the fact that IDBD has reached understandings with those relevant lending entities, which extended the arrangements specified in the financial covenants of the loan agreements until first quarter calendar year 2017 only, in other words, for a period shorter than twelve months.
.
On August 2, 2016 IDBD issued a new Series of Debentures in the Israeli market for an amount of NIS 325 million due November 2019 at an annual interest rate adjustable by CPI plus 4.25%. The notes are pledged by shares of Clal Insurance Enterprise Holdings Ltd (“Clal”), subject to the approval of the Commissioner of Capital Markets, Insurance and Savings. IDBD is working to get the authorization to constitute the guarantee and it filed an application to the Supreme Court asking for such approval. In case IDBD does not get the required approval, funds must be repaid with interest plus a penalty. On September 15, 2016, the High Court of Justice gave a partial judgment and decision, according to which it was decided, to reject the petition for the most part and to grant an order which instructs the Commissioner to appear and show a reason for her opposition to the request of IDBD to pledge up to 5% of the shares of Clal Holdings, subject to an outline agreed to at the time by the IDBD. Furthermore, IDBD maintains the right to accede to a proposal for compromise which was raised in the context of the discussion. A hearing date was set for January 2017.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23. Borrowings (Continued)

Pursuant to the decision of the Supreme Court sitting as the High Court of Justice in connection with the petition submitted by IDBD in connection with the pledge of the shares of Clal Holdings in September 2016, on October 13, 2016, the Board of Directors of the IDBD decided to execute a partial early redemption of the debentures, that is to be carried out on November 1, 2016, as follows:

● IDBD will carry out a partial early redemption of the debentures in an amount of approximately NIS 239 million of par value (“the redeemed portion”) and in a total of approximately NIS 244 million with respect to principal, interest and compensation for the redeemed portion.
● The determining date for the eligibility to receive the early redemption of the principal of the debentures is 10.25.2016.
● The early redemption represents 73.7% of the unpaid balance of the principal of the debentures, which is also the original balance of the series of the debentures.
● The rate of interest (including the compensation for carrying out the early redemption as an increment of 3% with respect to the period from August 3, 2016 through October 21 2016) that will be paid upon the partial early redemption of the redeemed portion of the principal is approximately 1.8%.
● The rate of interest (including the compensation for carrying out the early redemption as an increment of 3% with respect to the period from August 3, 2016 through October 31 2016) that will be paid in the context of the early redemption, which is calculated out of the balance of the unpaid balance of the principal on the date of the early redemption (NIS 325 million linked to the CPI) is approximately 1.3%.
● Pursuant to the “known” CPI (index with respect to the month of September 2016, which was published on 10.14.2016) as compared with the base index published with respect to the month of June 2016, no linkage increments will apply with respect to the redeemed portion upon early redemption.
● The unpaid balance of the principal of the debentures after executing the early redemption (without linkage) will stand at an amount of approximately NIS 86 million par value, which represents approximately 26.3%, of the original balance of the principal of the debentures. IDBD will act to pledge the shares of Clal Holdings against the balance of the unpaid principal of the debentures after carrying out the early redemption ( as is required according to the trust indenture).
● Pursuant to what is stated in the trust indenture, the redeemed portion will be paid in relation to all of the holders of the debentures, pro- rata according to the par value of the held debentures.

IDBD is continuing to act in order to reach consents with the relevant financing corporations in order to arrange over time the calculated financial covenants that were determined in the provisions of its loan agreements, and additional contractual issues that exist in the loan agreements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Borrowings (Continued)

The breakdown of the borrowings of Operations Centers by Company as of June 30, 2016 was as follows:

		Agricultural business			Urban properties and investments business
					Operations Center in Argentina				Operations Center in Israel
Debt	Cresud	BrasilAgro	Others	Subtotal	IRSA	IRSA CP	Others	Subtotal Operations Center in Argentina	IDBD	DIC	Shufersal	Cellcom	PBC	Others	Subtotal Operations Center in Israel	Subtotal	Total
Non-convertible notes	3,283	-	-	3,283	2,287	5,799	-	8,086	7,807	12,436	10,037	15,277	28,666	-	74,223	82,309	85,592
Bank loans and others	452	452	15	919	16	55	130	201	2,214	1,171	16	779	2,003	4,195	10,378	10,579	11,498
Non-recourse loan	-	-	-	-	-	-	-	-	-	(i) 10,999	-	-	5,976	-	16,975	16,975	16,975
Bank overdrafts	114	-	47	161	859	40	45	944	-	-	-	-	-	292	292	1,236	1,397
Other borrowings	-	-	-	-	-	-	-	-	-	-	-	-	-	1,834	1,834	1,834	1,834
Total debt	3,849	452	62	4,363	3,162	5,894	175	9,231	10,021	24,606	10,053	16,056	36,645	6,321	103,702	112,933	117,296

(i) IDBD has a non-recourse loan, which was split into two components on the basis of an independent appraiser’s report. The commitment to transfer shares represents the main contract and was initially recognized at fair value and, later, at its depreciated cost. The derivative embedded represents a call option and is computed taking into account future payments of interest on the loan. The main contract and the embedded derivative ("non-recourse loan ") are disclosed net in borrowings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Borrowings (Continued)

	Agricultural business
	Company	Secure / Unsecure	Series	Currency	Rate	Adjustment factor	Payment date of principal	Interest rate %	Capital nominal value in million Issue currency	Value as of June 30, 2016	Value as of June 30, 2015
Non-convertible notes	Cresud	Unsecured	XIV	US$	Fixed	N/A	2018	1.50%	64	482	290
	Cresud	Unsecured	XV	Ps.	Floating	N/A	2015	23.63%	176	-	121
	Cresud	Unsecured	XVI	US$	Fixed	N/A	2018	1.50%	218	1,446	1,004
	Cresud	Unsecured	XVII	Ps.	Floating	N/A	2016	Badlar + 375 bp.	171	-	172
	Cresud	Unsecured	XVIII	US$	Fixed	N/A	2019	4.00%	68	512	309
	Cresud	Unsecured	XIX	Ps.	Fixed	N/A	2016	27.50%	187	189	187
	Cresud	Unsecured	XX	US$	Fixed	N/A	2019	2.50%	36	123	56
	Cresud	Unsecured	XXI	Ps.	Floating	N/A	2017	Badlar + 375 bp.	384	197	-
	Cresud	Unsecured	XXII	US$	Fixed	N/A	2019	4.00%	44	334	-
Subtotal Non-convertible notes										3,283	2,139

Bank loans and others	Cresud	Unsecured	-	US$	Floating	N/A	2022	Libor + 300 BP or 6% (the higher)	30	200	128
	Cresud	Unsecured	-	Ps.	Fixed	N/A	2016	15.01%	31	17	7
	Cresud	Unsecured	-	Ps.	Floating	TEPF	2017	Rate Survey PF 30-59 days	40	11	19
	Cresud	Unsecured	-	US$	Fixed	N/A	-	3.50%	15	225	-
	Cresud	Secured	-	US$	Fixed	N/A	2020	10.75% - 7.14% to 14.5%	6	1	1
	BrasilAgro	Secured	-	Rs.	Floating	TJLP	-	TJLP + 3 to 4.40	-	7	10
	BrasilAgro	Secured	-	Rs.	Floating	TJLP	-	TJLP + 3.45 to 4.45 SELIC + 3.45	-	211	184
	BrasilAgro	Secured	-	Rs.	Floating	N/A	-	7.51 to 15.12	-	130	75
	BrasilAgro	Secured	-	Rs.	Floating	TJLP	-	TJLP + 5.50 to 8.70	-	-	3
	BrasilAgro	Unsecured	-	Rs.	Fixed	N/A	-	6.92%	-	21	22
	BrasilAgro	Secured	-	Rs.	Floating	N/A	-	100% CDI	-	82	86
	BrasilAgro	Secured	-	Rs.	Floating	N/A	-	1.6905 + Exchange rate variation	-	-	29
	BrasilAgro	Secured	-	Rs.	Floating	N/A	-	IGP-M	-	-	58
	Doneldon	Secured	-	Bol.	Fixed	N/A	-	6% annual	-	11	-
	Doneldon	Secured	-	Bol.	Fixed	N/A	-	7% - 10.19%	14	-	3
	Carnes Pampeanas	Secured	-	Ps.	Floating	N/A	-	6% annual	-	3	-
Subtotal bank loans and others										919	625
Bank overdrafts										161	609
Total										4,363	3,373

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Borrowings (Continued)

	Operations Center in Argentina
	Company	Secure / Unsecure	Series / Class	Currency	Rate	Payment date of principal	Interest rate %	Capital nominal value in million Issue currency	Value as of June 30, 2016	Value as of June 30, 2015
Non-convertible notes	IRSA CP	Unsecured	Class I	Ps.	Fixed / Floating	2017	Badlar + 4 bp.	407	409	-
	IRSA CP	Unsecured	Class II	US$	Fixed	2023	8.75%	360	5,273	-
	IRSA CP	Unsecured	Series I	US$	Fixed	2017	7.88%	-	-	1,034
	IRSA	Unsecured	Class I	US$	Fixed	2017	8.50%	75	1,159	1,401
	IRSA	Unsecured	Class VI	Ps.	Floating	2017	Badlar + 450bps	11	127	11
	IRSA	Unsecured	Class V	Ps.	Floating	2015	Badlar + 395ps	-	-	214
	IRSA	Unsecured	Class II	US$	Fixed	2020	11.50%	75	1,118	1,265
Total Non-convertible notes									8,086	3,925

Bank loans	IRSA	Secured	-	US$	Fixed	2020	3.2% to 14.3%	1	1	-
and others	IRSA	Unsecured	-	Ps.	Floating	2017	Badlar	15	14	14
	IRSA CP	Secured	-	US$	Fixed	2020	3.2% to 14.3%	-	5	3
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	15.25%	1	1	4
	IRSA CP	Unsecured	-	Ps.	Fixed	2017	26.50%	7	7	10
	IRSA CP	Unsecured	-	Ps.	Fixed	2016	23%	36	36	106
	IRSA CP	Unsecured	-	Ps.	Fixed	2015 / 2016	15.25% / 15.01%	-	-	75
	IRSA CP	Unsecured	-	Ps.	Fixed / Floating	2016	Badlar / 8.50%	6	6	8
	HASA	Unsecured	-	Ps.	Fixed	2016	15.25%	6	6	4
	LLAO LLAO	Unsecured	-	Ps.	Fixed	2016	15.25%	1	1	3
	NFSA	Unsecured	-	Ps.	Fixed	2016	24%	6	6	7
	LIVECK	Secured	-	US$	Fixed	2017	n/a	2	35	21
	LIVECK	Secured	-	US$	Fixed	n/a	3.50%	5	83	50
Total bank loans and others									201	305
Other borrowings									-	15
Bank overdrafts									944	682
Subtotal Operations Center in Argentina									9,231	4,927

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Borrowings (Continued)

	Operations Center in Israel
	Company	Secure / Unsecure	Series	Currency	Rate	Adjustment factor	Payment date of principal	Interest rate %	Capital nominal value in million Issue currency	Value as of June 30, 2016
	IDBD	Unsecured	G	NIS	Fixed	CPI	2016 – 2018	4.50%	802	3,534
Non-convertible notes	IDBD	Unsecured	I	NIS	Fixed	CPI	2020 – 2025	4.95%	1,013	3,164
	IDBD	Unsecured	J	NIS	Fixed	N/A	2015 – 2018	6.60%	309	1,109

	DIC	Unsecured	D	NIS	Fixed	CPI	2012 – 2016	5.00%	103	510
	DIC	Unsecured	F	NIS	Fixed	CPI	2017 – 2025	4.95%	2,719	9,427
	DIC	Unsecured	G	NIS	Fixed	N/A	2012 – 2016	6.35%	8	31
	DIC	Unsecured	H	NIS	Fixed	CPI	2014 – 2019	4.45%	124	541
	DIC	Unsecured	I	NIS	Fixed	N/A	2010 – 2018	6.70%	513	1,927

	Shufersal	Unsecured	B	NIS	Fixed	CPI	2015 – 2019	5.20%	1,024	5,161
	Shufersal	Unsecured	C	NIS	Fixed	N/A	2010 – 2017	5.45%	114	459
	Shufersal	Unsecured	D	NIS	Fixed	CPI	2014 – 2029	2.99%	413	1,584
	Shufersal	Unsecured	G	NIS	Fixed	N/A	2014 – 2029	5.09%	392	1,580
	Shufersal	Unsecured	F	NIS	Fixed	CPI	2020 – 2028	4.30%	317	1,253

	Cellcom	Unsecured	B	NIS	Fixed	CPI	2013 – 2017	5.30%	185	880
	Cellcom	Unsecured	D	NIS	Fixed	CPI	2013 – 2017	5.19%	599	2,865
	Cellcom	Unsecured	E	NIS	Fixed	N/A	2012 – 2017	6.25%	164	673
	Cellcom	Unsecured	F	NIS	Fixed	CPI	2017 – 2020	4.60%	715	3,032
	Cellcom	Unsecured	G	NIS	Fixed	N/A	2017 – 2019	6.99%	285	1,230
	Cellcom	Unsecured	H	NIS	Fixed	CPI	2018 – 2024	1.98%	950	3,483
	Cellcom	Unsecured	I	NIS	Fixed	N/A	2018 – 2025	4.14%	804	3,114

	PBC	Unsecured	C	NIS	Fixed	CPI	2009 – 2017	5%	550	2,666
	PBC	Unsecured	D	NIS	Fixed	CPI	2020 – 2025	4.95%	1,317	6,641
	PBC	Unsecured	F	NIS	Fixed	CPI	2015 – 2023	4.95%	974	4,195
	PBC	Unsecured	G	NIS	Fixed	N/A	2015 – 2025	7.05%	669	3,054
	PBC	Unsecured	Gav-Yam Series E	NIS	Fixed	CPI	2014 – 2018	4.55%	283	1,375
	PBC	Unsecured	Gav-Yam Series F	NIS	Fixed	CPI	2021 – 2026	4.75%	1,226	8,535
	PBC	Unsecured	Gav-Yam Series G	NIS	Fixed	N/A	2013 – 2017	6.41%	215	907
	PBC	Unsecured	Ispro Series B	NIS	Fixed	CPI	2007 – 2021	5.40%	255	1,293
Total Non-convertible notes										74,223

Bank loans	IDBD	Unsecured (1)	-	NIS	Floating	Prime interest rate	2015 – 2018	Prime + 1.3%	333	1,117
and others	IDBD	Unsecured (1)	-	NIS	Floating	Prime interest rate	2015 – 2019	Prime + 1%	80	265
	IDBD	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2020	Prime + 0.65%	63	198
	IDBD	Secured (2)	-	NIS	Fixed	CPI	2015 – 2018	6.90%	150	634

	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2017	5.39%	45	167
	DIC	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2018	2.12%	111	397
	DIC	Unsecured	-	NIS	Fixed	N/A	2015 – 2018	5.90%	86	311
	DIC	Unsecured	-	NIS	Fixed	Prime interest rate	2015 – 2018	2.20%	86	296

	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	1	4
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.95%	1	3
	Shufersal	Secured		NIS	Fixed	CPI	2015 – 2017	4.75%	-	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	4.40%	-	2
	Shufersal	Secured	-	NIS	Fixed	CPI	2015 – 2017	3.25%	1	5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Borrowings (Continued)

	Company	Secure / Unsecure	Series	Currency	Rate	Adjustment factor	Payment date of principal	Interest rate %	Capital nominal value in million Issue currency	Value as of June 30, 2016

	PBC	Unsecured	-	NIS	Floating	CPI	2015 – 2020	1.97%	40	154
	PBC	Unsecured	-	NIS	Floating	CPI	2020	2.65%	83	311
	PBC	Unsecured	-	NIS	Fixed	N/A	2015 – 2020	3.07%	19	76
	PBC	Unsecured	-	NIS	Fixed	N/A	2016	1.70%	301	1,176
	PBC	Secured	-	NIS	Floating	CPI	2011 – 2018	1.55%	69	286
	PBC	Unsecured	-	NIS	Floating	CPI	2002 – 2019	1.73%	62	327
	PBC	Secured	-	NIS	Floating	CPI	2008 – 2016	1.95%	7	32
	PBC	Secured	-	NIS	Floating	CPI	2015 – 2023	1.87%	106	409
	PBC	Secured	-	NIS	Floating	CPI	2014 – 2022	1.77%	83	323
	PBC	Secured	-	NIS	Floating	CPI	2013 – 2021	1.87%	55	219
	PBC	Secured	-	NIS	Floating	CPI	2015 – 2022	1.86%	42	165
	PBC	Secured	-	NIS	Floating	CPI	2011 – 2019	1.26%	36	149
	PBC	Secured	-	NIS	Floating	CPI	2009 – 2017	1.80%	8	36
	PBC	Secured	-	NIS	Floating	CPI	2022	1.88%	93	366
	PBC	Secured	-	NIS	Fixed	N/A	2016 – 2016	1.26%	40	156
	PBC	Secured	-	NIS	Floating	CPI	2015 – 2020	1.57%	22	85
	PBC	Secured	-	NIS	Floating	CPI	2020	2.14%	50	188
	PBC	Unsecured	-	NIS	Floating	CPI	2009 – 2016	12.16%	3	11

	Bartan	Unsecured	-	NIS	Floating	Prime interest rate	2015 – 2022	2.35%	2	8
	Bartan	Secured		NIS	Floating	Prime interest rate	2022	2.89%	5	19
	Bartan	Secured	-	NIS	Floating	Prime interest rate	2022	2.95%	4	16

	IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate	2020	5.66%	13	51
	IDB Tourism	Unsecured	-	US$	Floating	Libor interest rate	2015 – 2018	5.21%	197	767

	IDBG	Unsecured	-	US$	Floating	Libor interest rate	2015 - 2015	Libor + 5%	223	869

	Cellcom	Unsecured	-	NIS	Fixed	-	2016 – 2021	4.60%	200	778
Total bank loans and others										10,378
Bank overdrafts										292
Non-recourse loans										16,975
Others										1,834
Subtotal Operations Center in Israel										103,702

(1)
Corresponds to a bank loan for NIS 750 million, where repayment of principal had been deferred for three years starting March 2014 until March 2018.
(2)
In May 2012, IDBD was granted a secured loan for NIS 150 by the financial institutions of Menorah Group. Principal is repayable in two installments of NIS 50 million and NIS 100 million in 2017 and 2018, respectively. As part of the loan, IDBD granted the lender any stock call option on the shares it held in DIC, representing approximately 1.7% of the share capital issued by this company.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Borrowings (Continued)

As of June 30, 2016 and 2015, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of Ps. 73,694 and Ps. 156,428, respectively. These borrowings are mainly collateralized by investment properties and properties, plant and equipment of the Group (Notes 10 and 11).

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information related to liabilities under finance leases is disclosed in Note 33.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	June 30, 2016					June 30, 2015
	Agricultural business	Urban properties and investments			Total	Agricultural business	Urban properties and investments	Total
		Operations Center in Argentina	Operations Center in Israel	Subtotal			Operations Center in Argentina
Do accrue interest:
Less than one year	1,195	2,573	18,172	20,745	21,940	1,202	1,051	2,253
Between 1 and 2 years	1,205	16	16,826	16,842	18,047	417	2,415	2,832
Between 2 and 3 years	500	1	19,535	19,536	20,036	848	(113)	735
Between 3 and 4 years	1,332	14	4,643	4,657	5,989	710	-	710
Between 4 and 5 years	40	1,063	7,092	8,155	8,195	218	-	218
More than 5 years	34	5,303	36,169	41,472	41,506	40	1,274	1,314
	4,306	8,970	102,437	111,407	115,713	3,435	4,627	8,062
Do not accrue interest:
Less than one year	31	240	1,265	1,505	1,536	21	180	201
Between 1 and 2 years	5	3	-	3	8	4	1	5
Between 2 and 3 years	-	-	-	-	-	4	-	4
Between 3 and 4 years	-	3	-	3	3	1	-	1
Between 4 and 5 years	-	10	-	10	10	-	-	-
	36	256	1,265	1,521	1,557	30	181	211
	4,342	9,226	103,702	112,928	117,270	3,465	4,808	8,273

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Borrowings (Continued)

The fair value of current and non-current borrowings for the years ended June 30, 2016 and 2015 is as follows:

	June 30, 2016					June 30, 2015
		Urban properties					Urban properties
	Agricultural Business	Operation Center in Argentina	Operation Center in Israel	Subtotal	Total	Agricultural Business	Operation Center in Argentina	Subtotal	Total
NCN	3,247	8,764	75,804	84,568	87,815		4,369	4,369	6,606
Bank loans and others	997	269	13,597	13,866	14,863	2,237	340	340	943
Bank overdrafts	161	944	292	1,236	1,397	603	682	682	1,291
Non-recourse loan	-	-	16,976	16,976	16,976	609	-	-	-
Other borrowings	-	-	1,834	1,834	1,834	-	15	15	15
Total borrowings	4,405	9,977	108,503	118,480	122,885	3,449	5,406	5,406	8,855

24.
Employee benefits

Equity Incentive Plan

The Group has an equity incentive plan, created in September 30, 2011, which aims at certain selected employees, directors and top management of the Company, IRSA and IRSA CP (the “Participants”). Participation in the plan is voluntary and employees are invited to participate by the Board.

Under the Incentive Plan, entitle the Participants to receive shares ("Contributions") of the Company and IRSA, based on a percentage of their annual bonus for the years 2011, 2012 and 2013, providing they remain as employee of the Company for at least five years, among other conditions, required to qualify such Contributions. These contributions shall be held by the Company and IRSA, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants.

As of June 30, 2016 and 2015, the Company set up a reserve for the Incentive Plan under Shareholder’s Equity in the amount of Ps. 35 and Ps. 32, respectively. The reserve was based on the fair value of the shares to be granted under the Group’s contribution, on a proportional basis to the employee’s permanence in the Incentive Plan and adjusted for the probability that these beneficiaries may leave the Group before the required term has elapsed and/or the conditions to be entitled to the mentioned plan benefits are met as of each period end.

As of June 30, 2016 and 2015, the Group recognized a charge in connection with the Incentive Plan of Ps. 32.9 and Ps. 30.8, respectively. The total cost of the plan that has not yet been recognized because the term for the full granting of the benefit is still effective amounts to Ps. 27.3 and Ps. 56.4, respectively. This cost is expected to be recognized over an approximately two-year period.

During the fiscal years ended June 30, 2016 and 2015, the Group granted 1 and 1.8 million shares, respectively, corresponding to the Participants’ Contributions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24.
Employee benefits (Continued)

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2016	June 30, 2015
At the beginning	7,613,638	10,033,785
Additions	-	308,426
Granted	(1,028,766)	(1,883,077)
Disposals	(260,135)	(845,496)
At the end	6,324,737	7,613,638

Defined contribution plan

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

Contributions made by the Group under the Plan amount to Ps. 10, Ps. 5 and Ps. 3 for the fiscal years ended June 30, 2016, 2015 and 2014, respectively.

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24.
Employee benefits (Continued)

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

Brasilagro’s Stock Option Plan has five beneficiaries and grants 233,689, 206,425 and 206,425 stock options at an exercise price of Rs. 8.97 (Ps. 33.2), Rs. 8.25 (Ps. 30.5), and Rs. 8.52 (Ps. 31.5) per share, respectively. The options may be exercised in full as from August 12, 2012, July 3, 2014 and September 4, 2014, respectively, and are exercisable during three years as from the time they become exercisable. As of June 30, 2015, none of the stock options was exercised or cancelled and 177,213 expired. As of June 30, 2014, none of the stock options was exercised, 109,054 were canceled and 68,159 expired.

The Group did not recognize any charge for the fiscal year ended June 30, 2016 related to Brasilagro Stock Option Plan. During the fiscal years ended June 30, 2015 and 2014, the Group had recognized a charge of Ps. 0.2 and Ps. 2.5, respectively.

The fair value of the Brasilagro’s awards was measured at the date of grant using the Black-Scholes valuation technique.

Key grant-date fair value and other assumptions under the Brasilagro Stock Option Plan are detailed below:

Grant date	Second tranche	Third tranche
Expected volatility	41.62%	40.50%
Expected life	5 years	5 years
Risk free rate	9.37%	9.12%
Expected dividend yield	0.50%	0.50%
Option’s fair value	Rs. 3.6 (Ps. 13.32)	Rs. 4.08 (Ps. 15.10)
Exercise price	Rs. 8.25 (Ps. 30.53)	Rs. 8.52 (Ps. 31.52)
Due date	07/03/2017	09/04/2017

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Brasilagro Stock Option Plan are as follows:

	June 30, 2016
	First tranche		Second tranche		Third tranche
	Exercise price Options	Options	Exercise price Options	Options	Exercise price Options	Options
At the beginning	Ps. 8.97	233,689	Ps. 8.25	206,425	Ps. 8.52	206,425
Granted	-	-	-	-	-	-
Cancelled	-	-	-	-	-	-
Exercised	-	(233,689)	-	-	-	-
Expired	-	-	-	-	-	-
At the end	-	-	Ps. 8.25	206,425	Ps. 8.52	206,425

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24.
Employee benefits (Continued)

	June 30, 2015
	First tranche		Second tranche		Third tranche
	Exercise price Options	Options	Exercise price Options	Options	Exercise price Options	Options
At the beginning	Ps. 8.97	301,848	Ps. 8.25	260,952	Ps. 8.52	260,952
Granted	-	-	-	-	-	-
Cancelled	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	(68,159)	-	(54,527)	-	(54,527)
At the end	Ps. 8.97	233,689	Ps. 8.25	206,425	Ps. 8.52	206,425

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

The 256,000 Brasilagro warrants under the first tranche, were exercisable as of June 30, 2016 and 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24. Employee benefits (Continued)

Brasilagro Warrants of the first issuance outstanding at each period end under have the following expiry date and exercise prices:

	Exercise price per share	Shares (i)
Expiry:		June 30, 2016	June 30, 2015
April 27, 2021	Rs 18.20	256,000	256,000

(i)
From the Brasilagro Warrants under the first tranche 177,004 were owned by the Company as of June 30, 2016 and 2015, respectively.

Group’s management believes that Brasilagro Warrants under the second tranche (which are only exercisable if and when a transfer of control or acquisition of a significant interest occurs) has a fair value of zero as of any of the periods presented because the exercise price will be equal to the price per share to be paid by the party that obtains control or that acquires a significant interest in Brasilagro.

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

Out of the warrants under the second issuance 168,902 were held by the Company as of June 30, 2016 and 2015.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24. Employee benefits (Continued)

IDBD Defined benefits

Defined benefits to hired employees include post-employment benefits, retirement benefits, share-based plans and other short and long term benefits. The Group’s liabilities in relation to severance pay and/or retirement benefits of Israeli employees are calculated in accordance with Israeli laws.

June 30, 2016
Present value of unfunded obligations	572
Present value of funded obligations	1,070
Total Present value of defined benefits obligations	1,642
Fair value of plan assets	(1,101)
Recognized liability for defined benefits obligations	541
Liability for other long-term benefits	148
Total recognized liabilities	689
Assets designed for payment of benefits for employees	(4)
Net position from employee benefits	685

Plans associated to certain key members of management

IDBD, through its subsidiaries, has granted share incentive plans to key members of management. In April 2016, some modifications have been introduced to the plans as regards exercise prices for each of the five tranches of options, thus establishing a range of NIS 9.5 million to NIS 12.5 million. The share price at the time of approval was NIS 7.73 million.

25.
Taxation

The Group’s income tax has been calculated on the estimated taxable profit for the years ended June 30, 2016, 2015 and 2014, at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The details of the provision for the Group’s income tax is as follows:

	June 30, 2016	June 30,2015	June 30, 2014
Current income tax	(673)	(687)	(268)
Deferred income tax	853	391	676
MPIT	17	(7)	(19)
Income tax expense	197	(303)	389

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

25. Taxation (Continued)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Brazil	between 25% - 34%
Uruguay	between 0% - 25%
Bolivia	25%
United States	between 0% - 45%
Bermudas	0%
Israel	26.5%

Below is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate, applicable in the respective countries, on the profit / (loss) before income tax for the years ended June 30, 2016, 2015 and 2014:

	June 30, 2016	June 30, 2015	June 30, 2014
Gain / (loss) for the year calculated at the tax rate prevailing in the respective countries	90	(858)	550
Permanent differences:
Share of profit / (loss) of joint ventures and associates	475	543	(154)
Gain from disposal of joint ventures and associates	-	-	9
Capital indexation of foreign companies	-	-	1
Unrecognized tax losses	(158)	(21)	(43)
Non-deductible items	(253)	(8)	3
Adjustment of share capital	-	4	-
Tax on personal assets	(2)	-	-
Change in tax rate	(357)	-	-
Unrecognized tax losses carryforwards	(4)	-	-
Non-taxable income	109	57	-
Others	297	(20)	23
Income tax expense	197	(303)	389

Deferred tax assets and liabilities of the Group as of June 30, 2016 and 2015 will be recovered as follows:

	June 30, 2016	June 30, 2015
Deferred income tax assets to be recovered after more than 12 months	5,138	1,101
Deferred income tax assets to be recovered within 12 months	1,969	374
Deferred income tax assets	7,107	1,475

	June 30, 2016	June 30, 2015
Deferred income tax liabilities to be recovered after more than 12 months	(12,705)	(798)
Deferred income tax liabilities to be recovered within 12 months	(406)	(175)
Deferred income tax liabilities	(13,111)	(973)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

25. Taxation (Continued)

The movement in the deferred income tax (opened by assets and liabilities) during the years ended June 30, 2016 and 2015, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax assets	Tax loss carry-forwards	Advanced payments from customers	Investments	Trade and otherr receivables	Investment properties and property, plant and equipment	Provisions	Inventories	Trading properties	Others	Total
June 30, 2014	1,019	103	6	-	-	2	-	18	91	1,239
Charged/ (Credited) to the statement of income	162	220	72	1	-	(1)	1	7	25	487
Changes of non-controlling interest	(50)	-	-	-	-	-	-	-	-	(50)
Use of tax loss carryforwards	(157)	-	-	-	-	-	-	-	-	(157)
Cumulative translation adjustment	(41)	2	-	-	-	-	-	-	(5)	(44)
June 30, 2015	933	325	78	1	-	1	1	25	111	1,475
(Credited)/ Charged to the statement of income	(16)	(161)	-	1	(4)	-	1	(8)	3	(184)
Changes of non-controlling interest	(88)	-	-	-	-	-	-	-	-	(88)
Use of tax loss carryforwards	(366)	-	-	-	-	-	-	-	-	(366)
Business combinations	2,261	1,025	-	-	-	-	-	-	442	3,728
Cumulative translation adjustment	1,661	598	-	-	6	1	-	-	276	2,542
June 30, 2016	4,385	1,787	78	2	2	2	2	17	832	7,107

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

25. Taxation (Continued)

Deferred income tax liabilities	Investment properties	Properties, plant and equipment	Biological assets	Intangible assets	Investments	Inventories	Trade and other receivables	Others	Total
June 30, 2014	(514)	(121)	(157)	-	7	-	(73)	24	(834)
Charged/ (Credited) to the statement of income	495	20	27	-	(20)	(2)	(611)	(30)	(121)
Reclassifications from trading properties	(33)	-	-	-	-	-	-	-	(33)
Cumulative translation adjustment	(1)	12	2	-	-	-	2	-	15
Junio 30, 2015	(53)	(89)	(128)	-	(13)	(2)	(682)	(6)	(973)
Charged/ (Credited) to the statement of income	938	23	(117)	247	(837)	(17)	572	227	1,036
Business combinations	(5,630)	-	-	(2,031)	-	-	(20)	(728)	(8,409)
Cumulative translation adjustment	(3,205)	7	(1)	(1,076)	-	(35)	(13)	(442)	(4,765)
June 30, 2016	(7,950)	(59)	(246)	(2,860)	(850)	(54)	(143)	(949)	(13,111)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

25. Taxation (Continued)

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

As of June 30, 2016, the Group’s tax loss carry-forwards expiration dates are as follows:

Jurisdiction	Tax loss carry-forward	Due date
Argentina	117	2017
Argentina	250	2018
Argentina	914	2019
Argentina	173	2020
Argentina	1,263	2021
Uruguay	16	2017
Uruguay	10	2018
Uruguay	18	2019
Uruguay	7	2020
Uruguay	5	2021
Bolivia	15	2017
Bolivia	9	2018
Bolivia	13	2019
Israel	68,049	Do not expires
	70,859

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

Based on the estimated and aggregate effect of all these aspects on the Group’s performance, Management estimates that as at June 30, 2016, it is probable that the Company will realize all of the deferred tax assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

25. Taxation (Continued)

The Group did not recognize deferred income tax assets of Ps. 74,266.4 and Ps. 43.33 as of June 30, 2016 and 2015, respectively the main deferred income tax asset not recognized is related to our subsidiary IDBD. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 825.18 and Ps. 71.83 as of June 30, 2016 and 2015, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

The Company does not set up an allowance for MPIT and is considering filing a declaratory action under the terms of section 322 of the Civil and Commercial Procedural Code against the AFIP seeking certainty as to the application of the MPIT for the fiscal year 2014, 2015 and advance payments from 7 through 11 corresponding to fiscal year 2014, in relation to the decision by the Argentine Supreme Court in the case “Hermitage” on September 15, 2010 and “Perfil” on February 11, 2014. In such judicial precedents, the Court had declared such tax to be unconstitutional given that, under certain circumstances, it proves to be unreasonable and inconsistent with the ability-to-pay principle.

26.
Leases

The Group as lessee

Operating leases:

In the ordinary course of business, the Group enters into several operating lease agreements. The Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. The Group uses rented land for cultivation or cattle rising. Lease contracts are generally renewable for additional harvest periods. Rent is generally payable at intervals during the harvest year. Lease contracts vary but payments are generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased.

Other contracts are based on a fixed amount of US dollars per hectare. Rent expense for the years ended as of June 30, 2016, 2015 and 2014 amounted to Ps. 79.7, Ps. 98.8 and Ps. 78.6, respectively and is included in the line item "Cost" in the income statements.

As discussed in Note 2.9, the Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense for the years ended June 30, 2016, 2015 and 2014 amounted to Ps. 4.5, Ps. 4.7 and Ps. 2.6, respectively, and is included in the line item "Costs" in the income statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

26. Leases (Continued)

The Group leases property or spaces for administrative or commercial use both in Argentina and Israel under operating lease arrangements. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 35). The amounts involved have not been material for any of the filed periods.

The Group also rents office spaces under an operating lease with companies related to the Chairman and Director of the Group. (Note 35).

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases are as follows:

	June 30, 2016	June 30, 2015	June 30, 2014
No later than one year	3,907	38	44
Later than one year not later than five years	6,859	48	84
More than five years	2,254	84	102
	13,020	170	230

Finance leases

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

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	June 30, 2016	June 30, 2015	June 30, 2014
No later than one year	11	12	2
Later than one year not later than five years	17	15	1
	28	27	3
Future finance charges	(2)	(2)	-
Present value of finance lease liabilities	26	25	3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

26. Leases (Continued)

The fair value of finance lease liabilities is as follows:

	June 30, 2016	June 30, 2015	June 30, 2014
No later than one year	12	12	2
Later than one year and not later than five years	14	13	1
Present value of finance lease liabilities	26	25	3

Under the terms of these agreements, no contingent rents are payable. The interest rate inherent is fixed at the contract date for all of the lease term. The average interest rates on finance lease payables at June 30, 2016, 2015 and 2014 were 11.1%, 9.2% and 11.20%, respectively.

The Group as lessor

Operating leases:

In the segment Shopping Centers and Offices and others in the Operations Center Argentina and in the segment Real Estate in the Operations Center Israel, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, in the Operations Center Argentina, operating lease agreements with lessees of shopping centers generally include step-up clauses and contingent payments. In Israel, agreements tend to be agreed upon for fixed amounts, although in some cases they may include adjustment clauses. Income from leases are recorded in the statement of income under rental and service income in all of the filed periods.

Rental properties are considered to be investment property (Note 10). The book value, depreciation charge, and accumulated depreciation are included in Note 10.

Rental income of the Group’s offices and other buildings amounted to Ps. 321, Ps. 306 and Ps. 256 for the fiscal years ended June 30, 2016, 2015 and 2014, respectively and is included into “Revenue” in the income statements.

The future minimum proceeds under non-cancellable operating leases from Group’s offices and other buildings are as follows:

	June 30, 2016	June 30, 2015	June 30, 2014
2015	-	-	732
2016	-	982	523
2017	3,137	690	221
2018	3,237	323	59
2019	2,564	83	18
2020	1,988	24	14
Later than 2020	5,577	-	-
	16,503	2,102	1,567

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

26. Leases (Continued)

Farmland leases

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased.

Rental income was Ps. 22, Ps. 15.1 and Ps. 13.8 for the years ended June 30, 2016, 2015 and 2014 and is included within “Revenue” in the income statements.

Even though all leases described above are cancellable by law, the Group considered them to be non-cancellable (see Note 2.28 for further details).

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	June 30, 2016	June 30, 2015	June 30, 2014
No later than one year	14	5	9
Later than one year and not later than five years	-	1	1
More than five years	-	-	2
	14	6	12

Finance leases:

The Group does not act as a lessor in connection with finance leases.

27.
Shareholders' equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. No other activity has been recorded for the fiscal years ended June 30, 2016, 2015 and 2014 in the capital accounts, other than those related to the acquisition of treasury shares.

Inflation adjustment of share capital

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

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

27.
Shareholders' equity (Continued)

Legal reserve

According to Law No. 19,550, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve.

Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings. The Company reversed the above mentioned reserve to absorb the accumulated deficit as of the fiscal year ended June 30, 2014.

Dividends

During the year ended June 30, 2016, there were no distributions of dividends. Dividends distributed during fiscal year ended June 30, 2015 amounted to Ps. 6. Dividends distributed during fiscal year ended June 30, 2014 amounted to Ps. 120.

Additional paid-in capital from treasury shares

Upon sale of the treasury shares, the difference between the net realizable value of the treasury shares sold and their acquisition cost shall be recorded, whether it is a gain or a loss, as part of owners’ contributions not yet capitalized to be called “Additional Paid-in Capital from Treasury Shares”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

27. Shareholders’ Equity (Continued)

Group’s other reserves at June 30, 2016, 2015 and 2014 were as follows:

	Cost of treasury shares	Transactions with non-controlling interest	Reserve for cumulative translation adjustment	Reserve for share based compensation	Reserve for future dividends	Hedging instruments	Reserve for new developments	Reserve for defined benefit plans	Reserve for the acquisition of securities issued by the Company	Other subsidiaries reserves	Total other reserves
Balance as of June 30, 2013	-	(22)	3	8	-	-	337	-	-	-	326
Other comprehensive income for the year	-		631	-	-	-	-	-	-	-	631
Total comprehensive income for the year	-	-	631	-	-	-	-	-	-	-	631
Cash dividends	-	-	-	-	-	-	(120)	-	-	-	(120)
Equity settled compensation	-	-	-	63	-	-	-	-	-	-	63
Cancellation of BrasilAgro warrants	-	-	-	(1)	-	-	-	-	-	-	(1)
Acquisition of treasury shares	(55)	-	-	-	-	-	-	-	-	-	(55)
Release of reserve for new developments resolved by Shareholders’ Meeting held on April 11, 2014	-	-	-	-	-	-	(200)	-	200	-	-
Transaction with non-controlling interest	-	7	-	-	-	-	-	-	-	-	7
Balance as of June 30, 2014	(55)	(15)	634	70	-	-	17	-	200	-	851
Other comprehensive loss for the year	-	-	(191)	-	-	-	-	-	-	-	(191)
Total comprehensive loss for the year	-	-	(191)	-	-	-	-	-	-	-	(191)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on November 14, 2014:
- Share distribution	55	-	-	-	-	-	-	-	(55)	-	-
- Reserve for new developments	-	-	-	-	-	-	(17)	-		-	(17)
- Reserve for repurchase of share	-	-	-	-	-	-	-	-	(113)	-	(113)
Equity settled compensation	-	-	-	28	-	-	-	-	-	-	28
Acquisition of treasury shares	(32)	-	-	-	-	-	-	-	-	-	(32)
Awards granted under equity incentive plan	-	-	-	(16)	-	-	-	-	-	-	(16)
Transaction with non-controlling interest	-	69	-	-	-	-	-	-	-	-	69
Balance as of June 30, 2015	(32)	54	443	82	-	-	-	-	32	-	579
Other comprehensive income / (loss) for the year	-	-	422	-	-	(24)	-	(6)	-	-	392
Total comprehensive income / (loss) for the year	-	-	422	-	-	(24)	-	(6)	-	-	392
Appropriation of retained earnings resolved by Shareholders’ Meeting held on October 30 and November 26, 2015:
- Reserve for future dividends	-	-	-	-	31	-	-	-	-	-	31
Equity settled compensation	-	-	-	17	-	-	-	-	-	-	17
Equity incentive plan granted	-	-	-	(4)	-	-	-	-	-	-	(4)
Transaction with non-controlling interest	-	106	-	-	-	-	-	-	-	-	106
Cumulative translation adjustment before business combination	-	-	(58)	-	-	-	-	-	-	-	(58)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	-	23	23
Balance as of June 30, 2016	(32)	160	807	95	31	(24)	-	(6)	32	23	1,086

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

28.
Revenues

	June 30, 2016	June 30, 2015	June 30, 2014
Sale of trading properties	191	10	63
Crops	1,015	950	818
Cattle	80	57	62
Dairy	65	72	54
Sugarcane	294	198	124
Supplies	63	55	70
Beef	966	806	549
Sale of communication equipment	1,844	-	-
Revenue from supermarkets	18,536	-	-
Revenues from sales	23,054	2,148	1,740
Consignment revenues	119	32
Rental and services	5,264	2,995	2,449
Hotel services	557	396	332
Communication services	4,956	-	-
Tourism services	1,152	-	-
Leases and agricultural services	40	37	29
Commissions	66	38	47
Consumer financing	171	-	-
Others	5	6	7
Revenue from services	12,330	3,504	2,864
Total revenues	35,384	5,652	4,604

29.
Costs

	June 30, 2016	June 30, 2015	June 30, 2014
Cost of leases and services	13	12	9
Other operative costs	10	9	8
Cost of property operations	23	21	17
Crops	1,707	1,753	1,508
Cattle	254	220	151
Dairy	135	133	104
Sugarcane	494	368	207
Supplies	49	43	56
Beef	837	655	446
Leases and agricultural services	7	7	15
Consignment costs	6	3	-
Commissions	11	12	8
Brokerage operations	55	32	29
Others	9	7	8
Costs of agricultural sales and services	3,564	3,233	2,532
Costs of leases and services	2,432	1,224	1,129
Costs of trading properties and developments	15	14	19
Costs from hotel operations	381	278	216
Costs of sale of communication equipment	1,304	-	-
Costs of communication services	3,304	-	-
Costs of tourism services	1,049	-	-
Costs of supermarkets	13,867	-	-
Costs of sale and developments	151	-	-
Total costs	26,090	4,770	3,913

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

30.
Expenses by nature

The Group discloses expenses in the statement of income by function of as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

	June 30, 2016	June 30, 2015	June 30, 2014
Leases, services charges and vacant property costs	142	45	54
Depreciation and amortization	2,769	259	297
Doubtful accounts	71	30	10
Advertising, publicity and other selling expenses	964	238	184
Taxes, rates and contributions	723	304	243
Maintenance and repairs	1,135	436	336
Fees and payments for services	2,092	286	252
Director´s fees	207	134	124
Payroll and social security liabilities	5,057	1,041	890
Cost of sale of goods and services	14,861	63	61
Changes in biological assets and agricultural produce	1,810	1,609	1,241
Supplies and labor	1,135	1,113	886
Freights	159	138	90
Commissions and expenses	21	28	19
Conditioning and clearance	30	20	15
Travel expenses and stationery	36	55	25
Management fees	-	11	-
Export expenses	25	-	-
Others	3,376	52	73
Total	34,613	5,862	4,800

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

30. Expenses by nature (Continued)

For the year ended June 30, 2016:

	Group costs
	Cost of agricultural sales and services	Cost of agriculture production	Other agricultural operative costs	Cost of leases and services	Cost of trading properties and developments	Cost of hotel operations	Cost of sale of communication equipment	Cost of communication services	Cost of tourism services	Cost of supermarkets	Total costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	33	1	-	47	1	2	-	-	45	-	129	9	4	142
Depreciation and amortization	49	13	3	578	-	11	-	683	68	45	1,450	291	1,028	2,769
Doubtful accounts	-	-	-	-	-	-	-	-	-	-	-	61	10	71
Advertising, publicity and other selling expenses	-	-	-	282	-	-	-	-	-	-	282	-	682	964
Taxes, rates and contributions	3	13	-	219	4	1	-	-	-	-	240	20	463	723
Maintenance and repairs	17	24	1	611	8	57	-	-	61	-	779	79	277	1,135
Fees and payments for services	173	5	1	17	-	15	-	675	-	-	886	456	750	2,092
Director´s fees	-	-	-	-	-	-	-	-	-	-	-	207	-	207
Payroll and social security liabilities	149	90	4	560	1	220	-	405	90	518	2,037	831	2,189	5,057
Cost of sale of goods and services	-	-	-	40	152	48	1,304	13	-	13,304	14,861	-	-	14,861
Changes in biological assets and agricultural produce	1,808	-	-	-	-	-	-	-	-	-	1,808	-	2	1,810
Supplies and labor	78	1,056	-	-	-	-	-	-	-	-	1,134	-	1	1,135
Freights	1	13	-	-	-	-	-	-	-	-	14	-	145	159
Bank commissions and expenses	10	-	-	-	-	-	-	-	-	-	10	7	4	21
Conditioning and clearance	-	-	-	-	-	-	-	-	-	-	-	-	30	30
Travel and library expenses	14	14	1	-	-	-	-	-	-	-	29	6	1	36
Export expenses	-	-	-	-	-	-	-	-	-	-	-	-	25	25
Others	13	-	-	79	-	26	-	1,528	785	-	2,431	277	668	3,376
Total expenses by nature	2,348	1,229	10	2,433	166	380	1,304	3,304	1,049	13,867	26,090	2,244	6,279	34,613

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

30. Expenses by nature (Continued)

For the year ended June 30, 2015:

	Group costs
	Cost of agricultural sales and services	Cost of agriculture production	Other agricultural operative costs	Cost of property operations	Cost of trading properties and developments	Cost of hotel operations	Total costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	14	-	-	17	1	-	32	10	3	45
Depreciation and amortization	56	11	3	163	-	12	245	13	1	259
Doubtful accounts	1	-	-	-	-	-	1	-	29	30
Advertising, publicity and other selling expenses	-	-	-	173	-	7	180	-	58	238
Taxes, rates and contributions	3	11	-	109	3	-	126	16	162	304
Maintenance and repairs	13	21	-	326	7	34	401	32	3	436
Fees and payments for services	151	6	-	9	1	1	168	110	8	286
Director´s fees	-	-	-	-	-	-	-	134	-	134
Payroll and social security liabilities	119	65	5	404	-	162	755	239	47	1,041
Cost of sale of goods and services	-	-	-	-	2	61	63	-	-	63
Changes in biological assets and agricultural produce	1,609	-	-	-	-	-	1,609	-	-	1,609
Supplies and labor	14	1,094	1	-	-	-	1,109	-	4	1,113
Freights	2	12	-	-	-	-	14	-	124	138
Commissions and expenses	9	-	-	-	-	-	9	15	4	28
Conditioning and clearance	-	-	-	-	-	-	-	-	20	20
Travel and library expenses	15	11	-	12	-	-	38	14	3	55
Management fees	-	-	-	-	-	-	-	11	-	11
Others	7	-	-	12	-	1	20	24	8	52
Total expenses by nature	2,013	1,231	9	1,225	14	278	4,770	618	474	5,862

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

30. Expenses by nature (Continued)

For the year ended June 30, 2014:

	Group costs
	Cost of agricultural sales and services	Cost of agriculture production	Other agricultural operative costs	Cost of property operations	Cost of trading properties and developments	Cost of hotel operations	Total costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	15	1	-	17	1	-	34	15	5	54
Depreciation and amortization	46	8	3	217	1	11	286	9	2	297
Doubtful accounts	-	-	-	-	-	-	-	-	10	10
Advertising, publicity and other selling expenses	-	-	-	145	-	5	150	-	34	184
Taxes, rates and contributions	2	9	-	87	2	-	100	14	129	243
Maintenance and repairs	11	15	-	255	4	26	311	24	1	336
Fees and payments for services	120	5	-	29	-	2	156	86	10	252
Director´s fees	-	-	-	-	-	-	-	124	-	124
Payroll and social security liabilities	93	56	6	362	-	121	638	213	39	890
Cost of sale of goods and services	-	-	-	-	11	50	61	-	-	61
Changes in biological assets and agricultural produce	1,240	-	-	-	-	-	1,240	-	1	1,241
Supplies and labor	24	860	-	-	-	-	884	-	2	886
Freights	1	7	1	-	-	-	9	-	81	90
Commissions and expenses	6	-	1	-	-	-	7	6	6	19
Conditioning and clearance	-	-	-	-	-	-	-	-	15	15
Travel and library expenses	13	7	-	-	-	-	20	4	1	25
Others	2	-	1	14	-	-	17	38	18	73
Total expenses by nature	1,573	968	12	1,126	19	215	3,913	533	354	4,800

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

31.
Employee costs

	June 30, 2016	June 30, 2015	June 30, 2014
Salaries, bonuses and social security costs	4,880	999	785
Share-based payments	48	31	95
Defined contribution plan costs	17	11	10
Other costs and employee benefits	112	-	-
Total employee costs	5,057	1,041	890

32.
Other operating results, net

	June 30, 2016	June 30, 2015	June 30, 2014
(Loss) / Gain from commodity derivative financial instruments	(77)	8	(15)
Tax on personal assets	(6)	(15)	(14)
Gain from disposal of interest in associates	4	22	-
Reversal of currency translation adjustment (i)	97	188	-
Consulting fees	1	4	-
Contingencies (ii)	(5)	(29)	(18)
Donations	(58)	(40)	(34)
Project analysis and assessment	-	-	(3)
Unrecoverable VAT	-	(1)
Expenses related to transfers of investment properties to subsidiaries (iii)	-	(119)	-
Remediation income at fair value from the interest held in an associate before takeover	26	-	-
Others	(26)	(6)	9
Total other operating results, net	(44)	12	(75)

(i)
As of June 30, 2016, Ps. 144 correspond to the reversal of currency translation adjustment before business combination with IDBD and Ps. 4 to the reversal of the translation reserve generated in Rigby, following the partial repayment of principal of the company. As of June 30, 2015 pertains to the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company.
(ii)
Including costs and legal expenses.
(iii)
On December 22, 2014, IRSA conveyed title on the properties located in Bouchard 710, Suipacha 652, BankBoston Tower, República Building, Intercontinental Plaza Building and the plot of land next to the latter, onto its subsidiary IRSA CP, which as from such date continues to operate such properties. These transfers have had no effects whatsoever in the consolidated financial statements of the Group other than the expenses and taxes associated to the transfer.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.
Financial results, net

	June 30, 2016	June 30, 2015	June 30, 2014
Financial income
Interest income	805	100	119
Foreign exchange gains	1,097	124	154
Dividends income	72	17	15
Financial income	1,974	241	288
Financial costs
Interest expense	(2,739)	(874)	(715)
Foreign exchange losses	(3,999)	(686)	(2,054)
Other financial costs	(981)	(125)	(83)
Total financial costs	(7,719)	(1,685)	(2,852)
Other financial results:
Fair value (loss) / gain on financial assets and liabilities at fair value through profit or loss	(1,241)	188	379
Loss from repurchase of Non-convertible Notes	(39)	(2)	(45)
Gain / (Loss) on derivative financial instruments (except commodities)	1,089	(83)	(365)
Gain on the revaluation of receivables arising from the sale of farmland	33	53	21
Impairment of investment properties and property, plant and equipment	(352)	-	-
Total other financial results	(510)	156	(10)
Total financial results, net	(6,255)	(1,288)	(2,574)

34.
Earnings per share

(a)
Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	June 30, 2016	June 30, 2015	June 30, 2014
(Loss) / Gain attributable to equity holders of the parent	(1,892)	(176)	(1,068)
Weighted average number of ordinary shares in issue (in million)	495	492	496
Basic earnings per share	(3.82)	0.36	(2.15)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

34. Earnings per share (Continued)

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2016, 2015 and 2014 the Group holds treasury shares with potentially dilutive effect. The diluted earnings per share is as follows:

June 30, 2015
Gain attributable to equity holders of the parent	176
Weighted average number of ordinary shares in issue (in million)	554
Diluted earnings per share	0.32

Since the Company posted a loss for the years ended June 30, 2016 and 2014, there is no diluted effect whatsoever.

35.
Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it.

As mentioned in Note 3, on October 11, 2015, the Group took over IDBD. Before takeover, the Group had entered into certain transactions with IDBD as associate, mainly related to the subscription of warrants and/or capital contributions, but had not conducted commercial transactions. See Note 3 for further information related to investment in IDBD.

Remunerations of the Board of Directors

The Act No. 19,550 provides that the remuneration of the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount will be limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where the total of profits is distributed.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35. Related party transactions (Continued)

Some of our Directors are hired under the Employment Contract Act No. 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination.

The remuneration of directors for each fiscal year is based on the provisions established by the Act No. 19,550, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded by the Company during the fiscal year.

Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

Senior Management remuneration

The members of the Senior or Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The Society’s Senior Management is composed of as follows:

Name	Date of birth	Position	Actual position since
Alejandro G. Elsztain	03/31/1966	General Manager	1994
Carlos Blousson	09/21/1963	General Manager of Operations in Argentina and Bolivia	2008
Matías I. Gaivironsky	02/23/1976	Administrative and Financial Manager	2011
Alejandro Casaretto	10/15/1952	Regional Agricultural Manager	2008

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of the senior management participate in defined contribution and share-based incentive plans that are described in Notes 24 and 25, respectively.

The Senior Management of the Operations Center in Israel is composed as follows:

Name	Date of birth	Position	Current position held since
Sholem Lapidot	10/22/1979	Chief Executive Officer	2016
Gil Kotler	04/10/1966	Chief Financial Officer	2016
Aaron Kaufman	03/03/1970	VP & General Counsel	2015

Corporate Service Agreement with IRSA and IRSA CP

Given that the operating areas of our Company, IRSA and IRSA CP share certain characteristics of affinity, the Board considered it was convenient to implement alternatives that allows to reduce certain fixed costs, with the aim of reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas that form part of operating management.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35. Related party transactions (Continued)

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between the Company, IRSA and IRSA CP, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, March 12, 2010, July 11, 2011, October 15, 2012, November 12, 2013, February 24, 2014, February 18, 2015 and November 12, 2015.

Under the current Master Agreement corporate services are provided in the following areas: Human Resources, Finance, Institutional Relations, Administration and Control, Insurance, Security, Agreements, Technical Tasks, Infrastructure and Services, Architecture and Design, Development and Works, Real Estate, Hotels, Board of Directors, Board of directors of Real Estate Business, General Manager Office, Board Safety, Audit Committee, Real Estate Business Management, Human Resources of Real Estate Business, Fraud Prevention, Internal Audit, Planning, Shared Services Center, Procurement and Environment and Quality.

Pursuant to this agreement, the companies hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of determining the amount of corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

It should be noted that the operations indicated above allows our Company, IRSA and IRSA CP to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment being made on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the companies.

Offices and Shopping centers spaces leases

The offices of our president are located at 108 Bolivar, in the Autonomous City of Buenos Aires. The property has been rented to Isaac Elsztain e Hijos S.A., a company controlled by some family members of Eduardo Sergio Elsztain, our president, and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members.

In addition, Tarshop, BACS, BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by IRSA CP in different buildings.

Furthermore, we also let various spaces in our Shopping Centers (stores, stands, storage space or advertising space) to third parties and related parties such us Tarshop S.A. and BHSA.

Lease agreements entered into with associates included similar provisions and amounts to those included in agreements with third parties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35. Related party transactions (Continued)

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by us, IRSA and IRSA CP. Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA’s. Fundación Museo de los Niños acts as special vehicle for the developments of "Museo de los Niños, Abasto" and the "Museo de los Niños, Rosario". On October 29, 1999, our shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños.

On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby it loaned 3,800 square meters of the area built in the Abasto Shopping Center for a total term of 30 years, and on November 29, 2005, shareholders of IRSA CP approved another agreement entered into with Fundación Museo de los Niños whereby 2,670.11 square meters built in the Shopping Center Alto Rosario were loaned for a term of 30 years. Fundación IRSA has used the available area to house the museum called “Museo de los Niños, Abasto” an interactive learning center for kids and adults, which was opened to the public in April 1999.

Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, from which Saúl Zang is a partner and sits at the Board of the Group companies.

Purchase-Sale of goods and/or services hiring

In the normal course of its business and with the aim of make resources more efficient, the Group, or its related parties, including its parent company, in certain occasions purchase and/or hire services which later sells and/or recover for companies or other related parties, based upon their actual utilization.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35. Related party transactions (Continued)

Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These borrowings accrue interests at market rates.

Financial and service operations with BHSA

The Company works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include BHSA and its subsidiaries. Furthermore, BHSA and BACS usually act as underwriters in Capital Market transactions for the Company and its subsidiaries.

In addition, we have entered into agreements with BHSA, who provides collection services for our Shopping Centers.

Transactions with IFISA

On February 10, 2015, Dolphin, sold 71,388,470 IDBD shares to IFISA, for an amount of US$ 25.6 million, US$ 4 million of which were paid upon execution and the remaining balance of US$ 21.6 million were financed for a term of up to 360 days and priced at Libor 1M (one month) + 3%. On May 9, 2016, the parties agreed to extend the expiration date for 30 days as from execution of the addenda, to be automatically renewable every 30 days for a maximum term of 180 days, and increasing the rate to 9% since February 10, 2016.

On May 31, 2015, IRSA, through Dolphin, sold to IFISA 46 million of warrants Series 4 for a total amount of NIS 0.46 million (equivalent to US$ 0.12 million at the time of the transaction), provided IFISA agreed to exercise them fully when Dolphin were so required by IDBD.

On July 28, 2015, the Group, through Dolphin granted a loan to IFISA for an amount of US$ 7.2 million, due in July 2016, which accrues interest at Libor 1M (one month) + 3%. On May 9, the parties agreed to extend the expiration date to June 8, 2016, to be automatically renewable every 30 days for a maximum term of 180 days, and increased the rate to 9%.

On October 9, 2015, the Group, through REIG V granted a loan in the amount of US$ 40 million to IFISA. The term of the loan is one year calculated from the disbursement and bore interest at a rate of 3% + Libor 1M, determined monthly. On October 7, 2016, the Group extended the deadline for repayment within 30 days from October 8, 2016, automatically renewable for periods of 30 days to a maximum of 180 days and settled interest at a rate of 9% per annum.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35. Related party transactions (Continued)

In February 2016, DN B.V., a subsidiary of Dolphin, entered into an option contract with IFISA whereby Dolphin is granted the right, but not the obligation to acquire 92,665,925 shares of IDBD held by IFISA at a share price of NIS 1.64 plus an annual interest of 8.5%. The exercise date for the option extends for two years.

In June 2014, the Group – through Real Estate Investment Group IV LP – renewed a credit facility granted by IFISA, a company indirectly controlled by Eduardo Sergio Elsztain, for a total amount of 1.4 million shares of Hersha Hospitality Trust. The transaction was agreed upon for a term of 30 days, which could be renewed for up to 360 days; the facility was priced at LIBOR (3 months) + 50 bp. This credit facility was cancelled after the end of fiscal year 2014 in order to sell the remaining amount of Hersha.

On June 30, 2016, the Company had a credit facility with IFISA involving shares and/or GDRs of IRSA for up to 3,500,000 GDRs. This credit facility will expire in June 2017 and accrues interest at an annual fixed rate of 6%.

On June 18, 2012, Cresud signed a credit facility with IFISA for a maximum amount of US$ 6, which expired on November 24, 2012, extended until November 24, 2015, at a rate of LIBOR (12 MONTH) + 300 bp.; the credit facility was terminated on the expiration date.

Investment in investment funds managed by BACS

The Group invests its liquid funds in mutual funds managed by BACS among other entities.

San Bernardo lease

We lease a rural establishment in the Province of Córdoba, which is owned by San Bernardo de Córdoba S.A. (previously denominated Isaac Elsztain e hijos S.C.A.) pursuant to a lease agreement entered into in August 2015, for a fraction of 12,600 hectares.

The consideration for the lease was agreed at an amount equal to 3.5 kg of beef per hectare. For computation purposes the price per kilo of beef reported in the webpage of the Mercado de Hacienda de Liniers (Cattle Market) is considered. In addition, a productivity premium was agreed equal to 15% of the excess over 240,000 kilograms of cattle in the establishment; this will be a one-off payment to be effected in September 2016. The lease contract may be extended for up to two annual periods. Currently, the parties are negotiating the conditions for its extension.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35. Related party transactions (Continued)

Consulting Agreement

In accordance with the terms of the Consulting Agreement, in force as from November 7, 1994, CAMSA provides us with advisory services on matters related to capital expenditure in all areas of the agricultural business. An 85% of the capital stock of CAMSA is held by one of our shareholders and President of our Board of Directors, while the remaining 15% of the capital stock is owned by our First Vice President.

Based on the terms and conditions of the Consulting Agreement, CAMSA provides us with the following services:

●
advise in relation to investing in all aspects of the agricultural business, including sales, marketing, distribution, financing, investment, technology and business proposals, among others;
●
acts on behalf of our company in such transactions, negotiating prices, terms and conditions and other terms of each transaction; and
●
provides advisory services on investments in securities related to such transactions.
The Consulting Agreement expressly provides that CAMSA cannot provide advice on transactions exclusively related to real property.

As regards the Consulting Agreement, in consideration for its services we pay CAMSA an annual fee equal to 10% of our annual net income after tax. During fiscal years ended June 30, 2016 and 2014, no expense was recorded in relation to this item, while in fiscal year 2015 we paid Ps. 11,4.

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If we revoke the Consulting Agreement without cause, we will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

Sale of advertising space in media

The Group frequently enter into agreements with third parties whereby we sell/acquire rights of use to advertise in media (TV, radio stations, newspapers, etc.) that will later be used in advertising campaigns. Normally, these spaces are sold and/or recovered to/from other companies or other related parties, based on their actual use.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35. Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates
Tarshop	Reimbursement of expenses	-	-	-	1	-	-	-
	Leases and/or rights of use	-	-	-	-	(1)	-	-
New Lipstick	Reimbursement of expenses	-	-	-	4	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	1	-	-	-
Metropolitan	Reimbursement of expenses	-	-	-	-	-	-	-
Agro-Uranga S.A	Dividends receivables	-	-	-	1	-	-	-
	Brokerage	-	-	-	-	(1)	-	-
Agrofy S.A.	Other receivables	-	-	-	17	-	-	-
BHSA	Reimbursement of expenses	-	-	-	1	(1)	-	-
	Borrowings	-	-	-	-	-	(2)	(10)
BACS	Reimbursement of expenses	-	-	-	1	-	-	-
	Non-convertible notes	100	21	-	-	-	-	-
Total Associates		100	21	-	26	(3)	(2)	(10)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35. Related party transactions (Continued)
Related party	Description of transaction	Investment in financial assets Non-current	Investment in financial assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures
Cresca S.A.	Loans granted	-	-	162	-	-	-	-
Puerto Retiro	Borrowings	-	-	-	3	-	-	-
NPSF	Reimbursement of expenses	-	-	-	2	-	-	-
	Borrowings	-	-	-	-	-	-	(6)
	Share-based payments	-	-	-	1	-	-	-
	Management fees	-	-	-	4	-	-	-
Quality	Reimbursement of expenses	-	-	-	1	-	-	-
Cyrsa	Credit due to capital reduction	-	-	-	3	-	-	-
Total Joint Ventures		-	-	162	14	-	-	(6)
Other related parties
CAMSA	Reimbursement of expenses	-	-	-	9	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(1)	-	-
IFISA	Reimbursement of expenses	-	-	-	1,074	-	-	-
	Financial operations	-	-	-	12	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	1	-	-	-
Ogden Argentina S.A.	Borrowings	-	-	-	1	-	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	2	-	-	-
Total Other related parties		-	-	-	1,101	(1)	-	-
Directors and Senior Management
Directors and Senior Management	Fees	-	-	-	-	(29)	-	-
	Advances	-	-	-	4	-	-	-
Total Directors and Senior Management		-	-	-	4	(29)	-	-
Total		100	21	162	1,145	(33)	(2)	(16)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35. Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of transaction	Investment in financial assets Non-current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates
Tarshop	Reimbursement of expenses	-	-	2	-	-	-
	Leases and/or rights of use	-	-	-	(1)	-	-
New Lipstick	Reimbursement of expenses	-	-	3	-	-	-
Condor	Financial operations	-	-	29	-	-	-
Lipstick	Reimbursement of expenses			1
Agro-Uranga S.A	Purchase of goods and/or services	-	-	-	(1)	-	-
	Sale of inputs	-	-	1	-	-	-
BHSA	Advances	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	(8)	(22)
	Leases and/or rights of use	-	-	1	-	-	-
BACS	Reimbursement of expenses	-	-	2	-	-	-
	Non-convertible notes	100	-	-	-	-	-
Total Associates		100	-	39	(3)	(8)	(22)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35.
Related party transactions (Continued)

Related party	Description of transaction	Investment in financial assets Non-current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures
Cresca S.A.	Loans granted	-	114	-	-	-	-
Puerto Retiro	Borrowings	-	-	2	-	-	-
NPSA	Reimbursement of expenses	-	-	1	-	-	-
	Borrowings	-	-	-	-	-	(8)
	Leases and/or rights of use	-	-	-	(1)	-	-
	Management fees	-	-	3	-	-	-
Baicom	Borrowings	-	1	-	-	-	-
	Reimbursement of expenses	-	-	1	-	-	-
Cyrsa	Credit due to capital reduction	-	-	9	-	-	-
	Borrowings	-	-	-	-	(14)	-
Total Joint Ventures		-	115	16	(1)	(14)	(8)
Other related parties
CAMSA	Management fees	-	-	-	(7)	-	-
	Reimbursement of expenses	-	-	7	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	(1)	-	-
IFISA	Financial operations	-	-	323	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	1	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	1	-	-	-
Ogden Argentina S.A.	Borrowings	-	-	1	-	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	2	-	-	-
Total Other related parties		-	-	335	(8)	-	-
Directors and Senior Management
Directors and Senior Management	Fees				(42)	-	-
Total Directors and Senior Management		-	-	-	(42)	-	-
Total		100	115	390	(54)	(22)	(30)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35. Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended as of June 30, 2016:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Commissions	Donations
Associates
Agro-Uranga S.A.	-	-	3	-	-	-	-	-
Tarshop	12	-	-	-	-	-	-	-
BACS	6	-	-	-	-	21	-	-
BHSA	3	-	-	-	-	(5)	-	-
Total Associates	21	-	3	-	-	16	-	-
Joint Ventures
Cyrsa	-	-	-	-	-	(3)	-	-
NPSA	-	3	-	-	-	(2)	-	-
Puerto Retiro	-	-	-	-	-	1	-	-
Adama	-	-	16
ISPRO	-	-	9
Mehadrin	-	-	48
Total Joint Ventures	-	3	73	-	-	(4)	-	-
Other related parties
San Bernardo de Córdoba S.A.	(1)	-	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	-	(8)
Hamonet S.A.	(1)	-	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(6)	-	-	-
Isaac Elsztain e Hijos S.C.A.	(1)	-	-	-	-	-	-	-
Condor	-	-	-	-	-	122	-	-
IFISA	-	-	-	-	-	39	-	-
Total Other related parties	(3)	-	-	-	(6)	161	-	(8)
Directors and Senior Management
Directors	-	-	-	(156)	-	-	-	-
Senior Management	-	-	-	(16)	-	-	-	-
Total Directors and Senior Management	-	-	-	(172)	-	-	-	-
Total	18	3	76	(172)	(6)	173	-	(8)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35. Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended as of June 30, 2015:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Commissions	Donations
Associates
Agro-Uranga S.A.	-	-	8	-	-	-	-	-
Tarshop	9	-	-	-	-	-	-	-
BACS	4	-	-	-	-	-	-	-
BHSA	2	-	-	-	-	(15)	-	-
Total Associates	15	-	8	-	-	(15)	-	-
Joint Ventures
Cyrsa	-	-	-	-	-	(9)	-	-
NPSF	(1)	2	-	-	-	(1)	-	-
Puerto Retiro	-	-	-	-	-	1	-	-
Total Joint Ventures	(1)	2	-	-	-	(9)	-	-
Other related parties
CAMSA	-	(11)	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	-	(5)
Estudio Zang, Bergel & Viñes	-	-	-	-	(5)	-	-	-
Isaac Elsztain e Hijos S.C.A.	(1)	-	-	-	-	-	-	-
Condor	-	-	-	-	-	161	-	-
IFISA	-	-	-	-	-	227	-	-
Total Other related parties	(1)	(11)	-	-	(5)	388	-	(5)
Directors and Senior Management
Directors	-	-	-	(134)	-	-	-	-
Senior Management	-	-	-	(11)	-	-	-	-
Total Directors and Senior Management	-	-	-	(145)	-	-	-	-
Total	13	(9)	8	(145)	(5)	364	-	(5)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

35. Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended as of June 30, 2014:

Related party	Leases and/or rights to use	Administration and management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	8	-	-	-	-
Tarshop	8	-	-	-	-	-	-
BACS	2	-	-	-	-	-	-
BHSA	1	-	-	-	-	26	-
Total Associates	11	-	8	-	-	26	-
Joint Ventures
Cyrsa	-	-	-	-	-	(21)	-
Cresca S.A.	-	-	-	-	-	2	-
NPSF	(1)	1	-	-	-	-	-
Puerto Retiro	-	-	-	-	-	1	-
Total Joint Ventures	(1)	1	-	-	-	(18)	-
Other related parties
Fundación IRSA	-	-	-	-	-	-	(3)
Estudio Zang, Bergel & Viñes	-	-	-	-	(4)	-	-
Isaac Elsztain e Hijos S.C.A.	(1)	-	-	-	-	-	-
IFISA	-	-	-	-	-	22	-
Total Other related parties	(1)	-	-	-	(4)	22	(3)
Directors and Senior Management
Directors	-	-	-	(124)	-	-	-
Senior Management	-	-	-	(30)	-	-	-
Total Directors and Senior Management	-	-	-	(154)	-	-	-
Total	9	1	8	(154)	(4)	30	(3)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

36.
Cost of sales and services provided

Description	Biological assets	Inventories	Agricultural services	Services and other operating costs	Trading properties	Hotels	Mobile phones	Supermarkets	Properties	Others	Total as of 06.30.16	Total as of 06.30.15	Total as of 06.30.14
Inventories as of 06.30.15	407	485	-	-	133	7	-	-	-	-	1,032	(i) 909	(ii) 583

Acquisition for business combination	-	-	-	-	-	-	220	1,675	2,680	-	4,575	-	-
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	267	(95)	-	-	-	-	-	-	-	-	172	182	140

Changes in the net realizable value of agricultural produce after harvest	-	208	-	-	-	-	-	-	-	-	208	(34)	(17)

Decrease due to harvest	-	1,247	-	-	-	-	-	-	-	-	1,247	1,228	1,029
Acquisitions and classifications	32	1,501	-	-	-	-	1,233	13,304	191	-	16,261	1,255	1,144
Consume	(1)	(617)	-	-	-	-	-	-	-	-	(618)	(605)	(517)
Additions	-	-	-	-	71	-	-	-	354	-	425	1	13
Impairments	-	-	-	-	-	-	-	-	(158)	-	(158)	-	-
Disposals	-	-	-	-	(2)	1	-	-	-	-	(1)	(1)	(12)
Transfers												3	-
Expenses incurred	-	118	81	1,645	15	361	3,292	621	644	1,224	8,001	1,666	1,495
Exchange difference	-	(68)	-	-	49	-	107	1,214	1,580	4	2,886	(46)	(11)
Inventories as of 06.30.16	(567)	(650)	-	-	(251)	(8)	(327)	(2,888)	(4,462)	(27)	(9,180)	(iv) (1,030)	(907)
Costs as of 06.30.16	138	2,129	81	1,645	15	361	4,525	13,926	829	1,201	24,850	-	-
Costs as of 06.30.15	128	1,825	59	1,224	14	278				-	-	3,528	-
Costs as of 06.30.14	76	1,444	54	1,130	19	216				1	-		2,940

(i) Includes Ps. (13) corresponding to materials of IRSA and FYO and Ps. (2) of meet due for slaughtering of Cactus as of June 30, 2014.
(ii) Includes Ps. (10) corresponding to materials and inputs of IRSA as of June 30, 2013.
(iii) Includes Ps. (11) corresponding to materials and inputs of IRSA as of June 30, 2012.
(iv) Includes Ps. (18) corresponding to materials and inputs of IRSA and FYO and Ps. (2) of meet due for slaughtering of SACPSA as of June 30, 2015. Does not include Ps. 0.7 corresponding to fattening.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

37.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.16	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.15
Assets
Trade and other receivables
Uruguayan Peso	3	0.334	1	-	0.335	-
US Dollar	43	14.940	637	29	8.988	263
Euros	12	16.492	195	-	10.005	-
Trade and other receivables related parties
US Dollar	42	15.040	635	10	9.088	93
Total trade and other receivables			1,468			356
Investment in financial assets
US Dollar	166	14.940	2,477	27	8.988	240
New Israel Shekel	-	-	-	3	2.407	6
Pounds	1	19.763	19	1	14.134	10
Investment in financial assets
US Dollar	33	14.940	499			-
Total Investment in financial assets			2,995			256
Derivative financial instruments
US Dollar	1	14.940	15	1	8.988	10
New Israel Shekel	-	-	-	95	2.407	228
Financial instruments related parties
US Dollar	-	-	-	3	9.088	29
Total derivative financial instruments			15			267
Cash and cash equivalents
Uruguayan Peso	-	-	-	-	0.335	-
US Dollar	84	14.940	1,260	39	8.988	349
Euros	4	16.492	60	-	10.005	1
New Israel Shekel	-	-	-	1	2.407	2
Total Cash and cash equivalents			1,320			352

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

37. Foreign currency assets and liabilities (Continued)

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.16	Total as of 06.30.15	Prevailing exchange rate (1)	Amount of foreign currency (2)
Liabilities
Trade and other payables
New Israel Shekel	2	3.892	7	-	-	-
US Dollar	100	15.040	1,502	13	9.088	118
Euros	3	16.640	54	-	-	-
Trade and other payables related parties
US Dollar	2	15.040	31	-	-	-
Total trade and other payables			1,594			118
Borrowings
US Dollar	1,945	15.040	29,246	616	9.088	5,598
Total borrowings			29,246			5,598
Derivative financial instruments
US Dollar	1	15.040	19	1	9.088	9
New Israel Shekel	-	-	-	210	2.3809	500
Total derivative financial instruments			19			509

(1)
Exchange rate as of June 30, 2016 and 2015 according to Banco Nación Argentina records.
(2)
Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3)
The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements. See Note 19.

38.
Negative working capital

At the end of the year, the Group carried a working capital deficit of Ps. 478 whose treatment is being considered by the Board of Directors and the respective Management.

39.
Subsequent events

● Sale of farmlands

On July 5, 2016, Cresud has sold the field “El Invierno” and “La Esperanza” of 2,615 hectares of agricultural activity located in “Rancul”, province of La Pampa. The total amount of the transaction was fixed at US$ 6 million (equivalents to Ps. 90.1), US$ 5 million (equivalents to Ps. 75.1) of which have been paid while the remaining balance of US$ 1 million (equivalents to Ps. 15) – secured by a mortgage on the property – will be paid in five equal, consecutive, annual installments, with the last being due in August 2021. The estimated gain is Ps. 78.5 and has been recorded in the first quarter of the fiscal year 2017.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

39.
Subsequent events (Continued)

● Acquisition of equity interest in EHSA

On July 6, 2016, the Group through IRSA CP acquired from FEG Entretenimientos S.A. a 25% shareholding in EHSA. The transaction amount for the acquisition was set at Ps. 66.5, 50% of the amount has already been paid while the remaining balance will be paid down in two equal installments payable within 60 and 90 days. Later, the Group sold a 5% of the shares in the sum of Ps. 13.45. A 50% of that amount has already been received. The remaining balance will be received in two equal installments within 60 and 90 days. As a result, IRSA CP holds 70% of the voting stock of EHSA, company whose main asset consists of an indirect interest of 25% in LRSA.

● Sale of units in Intercontinental Building

On July 29, 2016, IRSA Propiedades Comerciales executed a bill of sale for 1,702 square meters corresponding to two office floors and 16 parking units in the Intercontinental Plaza building to an unrelated party. The transaction amount was agreed upon at US$ 6.01 million: the sum of US$ 1.60 million has already been paid, while the remaining balance will be paid upon execution of the deed of conveyance and delivery of possession.

● IRSA Non-convertible notes Classes VII and VIII

On September 1, 2016, Non-Convertible Notes Class VII and VIII were tendered under the Program approved by the Shareholders’ Meeting for up to US$ 300 million. The settlement took place on September 8, 2016. The results of the offer are shown below:


Non-convertible notes Class VII for an amount of Ps. 384.2 to be matured 36 months after the issuing date, which accrue interest at an annual floating interest rate, Badlar plus 299 basis points, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.


Non-convertible notes Class VIII for a nominal value of US$ 184.5 million to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 7.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

● Non-convertible notes in IDBD and subsidiaries

In July 2016, Shufersal acquired Non-Convertible Notes Series B for a nominal value of NIS 511 million with an increase of the issue of Non-Convertible Notes Series F by a ratio of 1.175 for each NIS 1 of the Series B. The Non-Convertible Notes Series B acquired by Shufersal were cancelled and delisted.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

40.
Subsequent events (Continued)

● Increase stake in Shufersal

DIC acquired, on September 12, 2016, 9,097,127 shares of Shufersal, such that the amount of the company’s holdings in the issued capital of Shufersal rose from approximately 53.89% to approximately 58.17% (and approximately 56.61% in full dilution), for a total consideration of NIS 133 million from the Bronfman-Fisher Group. It also received an option (‘the option’) for the acquisition of up to 9,097,127 additional shares of Shufersal that the Bronfman-Fisher Group owns, at a strike price of NIS 14.62 for each share of Shufersal (subject to accepted adjustments). The option will be valid until December 12, 2016. In addition, when the parties signed the agreement, it was determined that the directors of Shufersal that were appointed by the Bronfman-Fisher Group would give it notices of resignation from Shufersal’s Board of Directors, with immediate effect.

● Open Sky Ltd. (IDB Tourism)

IDB Tourism is involved in negotiations for the sale of its holdings in Open Sky Ltd., under terms which have not yet been fully formulated.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule I
The following is a summary of The Group´s investments in real state as of June 30, 2016 prepared in accordance with SEC Regulation S-X 12-28

		Initial Costs		Subsequent Costs	Costs at year - end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers Plot	Plot of land	Buildings, facilities and improvements (i)	Total	Accumulated depreciation	Net book value	Date of construction	Date of acquisition	Useful life as of 06.30.016
Shopping Center Properties:
Centro operaciones Argentina
Abasto de Buenos Aires	-	10	455	16	10	471	481	(222)	259	nov-1998	Jul-1994	16
Alto Palermo Shopping	-	9	583	14	9	597	606	(397)	209	oct-1990	Nov-1997	14
Alto Avellaneda	-	18	312	31	18	343	361	(233)	128	oct-1995	Dec-1997	11
Alcorta Shopping	-	11	213	16	11	229	240	(117)	123	jun-1992	Jun-1997	15
Alto Noa	-	-	71	8	-	79	79	(46)	33	sep-1994	Mar-1995	13
Buenos Aires Design	-	-	74	9	-	83	83	(77)	6	nov-1993	Nov-1997	2
Patio Bullrich	-	10	206	11	10	217	227	(124)	103	sep-1988	Oct-1998	16
Alto Rosario	-	26	140	21	26	161	187	(58)	129	nov-2004	Nov-2004	18
Mendoza Plaza	-	11	174	12	11	186	197	(104)	93	jun-1994	Dec-1994	15
Dot Baires Shopping	-	85	331	96	85	427	512	(138)	374	may-2009	Nov-2006	24
Córdoba Shopping	Antichresis	1	104	1	1	105	106	(57)	49	mar-1990	Dec-2006	14
Distrito Arcos	-	-	-	305	-	305	305	(26)	279	-	Nov-2009	15
Alto Comahue	-	1	12	328	1	340	341	(22)	319	-	May-2006	30
Patio Olmos	-	12	22	1	12	23	35	(9)	26	may-1995	Sep-2007	17
Soleil Premium Outlet	-	23	56	38	23	94	117	(37)	80	-	Jul-2010	14
Total Shopping Center Properties	-	217	2,753	907	217	3,660	3,877	(1,667)	2,210
Office buildings and Other Rental Properties Portfolio:
Centro operaciones Argentina
Alto Palermo Shopping Annex	-	-	38	-	-	38	38	(8)	30	-
Dot Building	-	13	75	56	13	131	144	(23)	121	sep-2010	Nov-2006	28
Anchorena 559	-	1	6	-	1	6	7	(4)	3	n/a	n/a	n/a
Anchorena 665	-	2	9	-	2	9	11	(1)	10	n/a	n/a	n/a
Zelaya 3102	-	1	-	-	1	-	1	-	1	n/a	n/a	n/a
Bouchard 710	-	40	49	2	40	51	91	(12)	79	-	Jun-2005	24
Bouchard 551	-	5	6	1	5	7	12	(3)	9	-	Mar-2007	28
Dique IV	-	-	6	(6)	-	-	-	-	-	n/a	n/a	n/a
Intercontinental Plaza (i)	-	2	120	(82)	2	38	40	(28)	12	jun-1996	Nov-1997	23
Libertador 498	-	1	6	1	1	7	8	(4)	4	n/a	n/a	n/a

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at year - end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers Plot	Plot of land	Buildings, facilities and improvements (i)	Total	Accumulated depreciation	Net book value	Date of construction	Date of acquisition	Useful life as of 06.30.016
Office buildings and Other Rental Properties Portfolio:
Maipú 1300	-	2	15	(5)	2	10	12	(6)	6	n/a	n/a	n/a
Suipacha 664	-	3	12	2	3	14	17	(5)	12	n/a	n/a	n/a
Bank Boston Tower	-	78	56	-	78	56	134	(4)	130	-	Aug-2007	25
República Building	-	111	87	1	111	89	200	(9)	191	-	Apr-2008	24
Constitución 1111	-	-	1	-	-	1	1	(1)	-	n/a	n/a	n/a
Santa María del Plata	-	13	-	-	13	-	13	-	13	n/a	n/a	n/a
Paseo del Sol	-	-	7	-	-	7	7	-	7	n/a	n/a	n/a
Centro operaciones Israel:
Tivoli	-	171	1,241	-	124	1,969	2,093	(46)	2,047	apr-2011	Oct-2015	35
Kiryat Ono Mall	-	316	696	8	502	1,115	1,617	(19)	1,598	nov-2007	Oct-2015	72
Shopping Center Modi’in A	-	223	289	-	354	459	813	(8)	805	aug-2005	Oct-2015	81
HSBC	-	5,471	2,148	(370)	8,337	2,962	11,299	(74)	11,225	1927-1984	Oct-2015	35
Matam park - Haifa	-	544	2,685	480	910	4,842	5,752	(90)	5,662	1979-2015	Oct-2015	63
Caesarea - Maichaley Carmel	-	142	230	-	226	365	591	(8)	583	jun-1905	Oct-2015	76
Herzeliya North	-	777	1,025	856	1,498	2,662	4,160	(35)	4,125	1996-2015	Oct-2015	89
Gav-Yam Center - Herzeliya	-	748	817	-	1,187	1,297	2,484	(35)	2,449	1997-2006	Oct-2015	64
Neyar Hadera Modi’in	-	186	248	-	295	393	688	(8)	680	jun-1905	Oct-2015	84
Gav yam park - Beer Sheva	-	34	402	16	54	658	712	(12)	700	jul-1905	Oct-2015	97
Hazomet Kfar Saba	-	-	74	-	-	117	117	-	117	jun-1905	Oct-2015	50
Bilu	-	-	54	-	-	86	86	-	86	jun-1905	Oct-2015	35
Mazkeret Batia	-	-	69	-	-	109	109	-	109	jul-1905	Oct-2015	50
Netania	-	-	525	23	-	861	861	(12)	849	jun-1905	Oct-2015	31
Rishon Le Zion	-	-	44	-	-	70	70	-	70	may-1905	Oct-2015	35
Rehovot	-	-	69	13	-	125	125	-	125	jun-1905	Oct-2015	35
Mizpe Sapir	-	-	88	(10)	-	128	128	(4)	124	jun-1905	Oct-2015	35
Holon	-	191	15	-	303	24	327	-	327	jan-1969	Oct-2015	25
Haifa	-	15	-	-	24	-	24	-	24	jan-1970	Oct-2015	25
Others	-	1,781	3,938	195	3,018	5,830	8,848	(89)	8,759	n/a	Oct-2015	n/a
Total Office buildings and Other Rental Properties Portfolio:		10,871	15,150	1,181	17,104	24,536	41,640	(548)	41,092

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

  Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at year - end
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions / Disposals / Transfers Plot	Plot of land	Buildings, facilities and improvements (i)	Total	Accumulated depreciation	Net book value	Date of construction	Date of acquisition	Useful life as of 06.30.016
Undeveloped parcels of lands:
Centro operaciones Argentina:
Building Annexed to Dot	-	25	-	-	25	-	25	-	25	-	Nov-2006	-
Lujan plot of land	-	42	(18)	-	42	(18)	24	-	24	-	May-2012	-
Caballito - Ferro	-	46	4	-	46	4	50	-	50	-	Nov-1997	-
Intercontinental plot of land Tower B	-	2	-	-	2	-	2	-	2	-	-	-
Santa María del Plata	-	159	64	-	159	64	223	-	223	-	Jul-1997	-
Pilar	-	2	1	-	2	1	3	-	3	-	-	-
Otros	-	3	2	-	3	2	5	-	5	-	-	-
Centro operaciones Israel:
Tivoli	-	15	-	-	24	-	24	-	24	apr-2011	Oct-2015	-
Queensridge Towers	-	294	-	(71)	467	(201)	266	-	266	apr-2011	Oct-2015	-
Zarchini Raanana	-	-	49	-	-	78	78	-	78	-	Oct-2015	-
Kurdani	-	-	-	-	-	-	-	-	-	-	Oct-2015	-
Others	-	1,076	5	(20)	1,801	(16)	1,785	(8)	1,777	n/a	Oct-2015	n/a
Total Undeveloped parcels of lands:	-	1,664	107	(91)	2,571	(86)	2,485	(8)	2,477

Properties under development
Centro operaciones Argentina:
PH Office Park	-	-	-	7	-	7	7	-	7	in progress	-	-
Catalinas Norte	-	42	-	6	42	6	48	-	48	in progress	Dec-1999	-
Centro operaciones Israel:
Tivoli	-	-	1,170	103	-	1,981	1,981	-	1,981	in progress	Oct-2015	-
Ispro Planet – Beer Sheva – Phase 1	-	154	294	296	245	817	1,062	-	1,062	in progress	Oct-2015	-
Others	-	149	1,124	(879)	191	689	880	-	880	in progress	Oct-2015	n/a
Total Properties under development	-	345	2,588	(467)	478	3,500	3,978	-	3,978
Total	-	13,097	20,598	1,530	20,370	31,610	51,980	(2,223)	49,757

(i)
The breakdown of investment properties as of June 30, 2016, not includes leased farmlands for the amount of Ps. 9 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule II
As at June 30, 2015 and 2014, IDBD was considered a significant associate pursuant to SEC rule 3-09, set out below is summarized financial information of IDBD as of those dates:

Summarized statements of financial position

	IDBD (in millions of pesos)
	June 30, 2015	June 30, 2014
Assets
Non- Current Assets
Investment in associates	8,866	9,118
Other investments and derivative financial instruments	833	5,856
Property, plant and equipment	13,450	12,791
Investment properties	27,299	24,317
Intangible assets	11,419	12,580
Other non-current assets	3,068	3,375
Total non-current assets	64,935	68,037
Current Assets
Other investments and derivative financial instruments	5,251	8,354
Trade and other receivables	6,101	6,878
Cash and cash equivalents	8,375	10,829
Other current assets	10,617	5,762
Total current assets	30,344	31,823
Total assets	95,279	99,860
Liabilities
Non-Current Liabilities
Obligations	41,961	45,756
Bank loan and other financial liabilities	7,553	6,747
Financial instruments	7,274	8,072
Other non-current liabilities	4,896	4,767
Total non-current liabilities	61,684	65,342
Current Liabilities
Obligations	7,002	7,899
Bank loan and other financial liabilities	5,338	6,340
Trade payables	6,053	5,923
Other current liabilities	5,816	6,502
Total current liabilities	24,209	26,664
Total liabilities	85,893	92,006
Net assets	9,386	7,854
Non-controlling interest	8,526	8,643
Net assets of the Parent company	860	(789)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

  Schedule II(Continued)

Summarized statements of comprehensive income

	IDBD (in millions of pesos)
	June 30, 2015 (period of twelve months)	June 30, 2014 (period of six months)
Gross profit	7,316	9,564
Profit before Income Tax	945	1,013
Income tax	(232)	(592)
Profit from continuing operations	713	421
Profit from discontinued operations	-	144
Net Profit for the period	713	565
Other comprehensive income	(562)	221
Total comprehensive income for the period	151	786
Profit attributable to non-controlling interest	140	833

Summarized statements of cash flows

	IDBD (in millions of pesos)
	June 30, 2015 (period of twelve months)	June 30, 2014 (period of six months)
Net cash generated by operating activities	2,909	3,346
Net cash generated by investing activities	1,389	4,228
Net cash used in financing activities	(4,505)	(11,805)
Net decrease in cash and cash equivalents	(207)	(4,231)

Net decrease in cash and cash equivalents from continuing operations	(207)	(6,935)
Net increase in cash and cash equivalents from discontinued operations	-	2,704
Net decrease in cash and cash equivalents	(207)	(4,231)

Cash and cash equivalents at beginning of period	8,480	11,870
Foreign exchange gain on cash and cash equivalents	107	2,846
Changes in cash included in assets classified as held for sale	(5)	344
Cash and cash equivalents at end of year	8,375	10,829

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III
The following is condensed financial information of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“CRESUD” or the Company), the parent Company, prepared in accordance with SEC Regulation S-X 12-04:

Statements of Financial Position
as of June 30, 2016 and 2015

	06.30.16	06.30.15
ASSETS
Non-current assets
Investment properties	9	11
Property, plant and equipment	488	471
Intangible assets	17	18
Biological assets	477	346
Investments in subsidiaries, associates and joint ventures	2,560	2,501
Deferred income tax assets	757	447
Income tax credit	50	52
Total Non-current assets	4,358	3,846
Current assets
Biological assets	442	113
Inventories	491	337
Income tax credit	34	8
Trade and other receivables	388	410
Derivative financial instruments	15	-
Investment in financial assets	22	53
Cash and cash equivalents	11	18
Total Current assets	1,403	939
TOTAL ASSETS	5,761	4,785
SHAREHOLDERS’ EQUITY
Share capital	495	495
Treasury stock	7	7
Inflation adjustment of share capital and treasury stock	65	65
Share premium	659	659
Additional paid-in capital from treasury stock	16	13
Legal reserve	83	-
Other reserves	1,086	579
Accumulated deficit	(1,390)	(245)
TOTAL SHAREHOLDERS’ EQUITY	1,021	1,573
LIABILITIES
Non-current liabilities
Trade and other payables	1	1
Borrowings	3,150	2,078
Provisions	10	10
Total Non-current liabilities	3,161	2,089
Current liabilities
Trade and other payables	305	149
Payroll and social security liabilities	85	58
Borrowings	1,166	911
Derivative financial instruments	23	3
Provisions	-	2
Total Current liabilities	1,579	1,123
TOTAL LIABILITIES	4,740	3,212
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	5,761	4,785

The accompanying notes are an integral part of these condensed financial information.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

Statements of Operations
for the fiscal years ended June 30, 2016, 2015 and 2014

	06.30.16		06.30.15	06.30.14
Revenues	1,079		754	609
Costs	(1,543)		(1,282)	(985)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,164		697	662
Changes in net realizable value of agricultural produce after harvest	207		(29)	(5)
Gross profit	907		140	281
General and administrative expenses	(151)		(109)	(116)
Selling expenses	(214)		(149)	(93)
Other operating results, net	(53)		(3)	(6)
Profit / (Loss) from operations	489		(121)	66
Share of (loss) / profit of subsidiaries, associates and joint ventures	(429)		121	(528)
Profit / (Loss) before financing and taxation	60		-	(462)
Finance income	102		31	132
Finance costs	(1,766)		(490)	(1,109)
Other financial results	237		14	101
Financial results, net	(1,427)		(445)	(876)
Loss before Income tax	(1,367)		(445)	(1,338)
Income tax gain	329		195	270
Loss for the year	(1,038)		(250)	(1,068)

(Loss) / Profit per share for the year:
Basic	(3.82)		0.36	(2.15)
Diluted	(3.82)	(i)	0.32	(2.15)	(i)

(i)
Due to the loss for the year, there is no diluted effect on this result.
The accompanying notes are an integral part of these condensed financial information.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

Statements of Comprehensive Income
for the fiscal years ended June 30, 2016, 2015 and 2014

	06.30.16	06.30.15	06.30.14
Loss for the year	(1,038)	(250)	(1,068)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures…	422	(191)	631
Other comprehensive loss from share of changes in subsidiaries’ equity	(30)	-	-
Other comprehensive income for the year (i)	392	(191)	631
Total comprehensive income for the year	(646)	(441)	(437)

(i)
Components of other comprehensive income do not generate any impact on the income tax.

The accompanying notes are an integral part of these condensed financial information.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)
Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2016, 2015 and 2014

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from Treasury Shares	Legal reserve	Other reserves	Accumulated deficit	Total Shareholders’ equity

Balance as of June 30, 2015	495	7	65	659	13	-	579	(245)	1,573
Loss for the year	-	-	-	-	-	-	-	(1,038)	(1,038)
Other comprehensive income for the year	-	-	-	-	-	-	392	-	392
Total comprehensive income for the year	-	-	-	-	-	-	392	(1,038)	(646)
As provided by Ordinary and Extraordinary Shareholders’ Meeting held on October 30, 2015 and on November 26, 2015:
- Reserve for future dividends	-	-	-	-	-	-	31	(31)	-
- Legal reserve	-	-	-	-	-	83	-	(83)	-
Equity-settled compensation	-	-	-	-	-	-	17	-	17
Equity incentive plan granted	-	-	-	-	3	-	(4)	1	-
Changes in interest in subsidiaries	-	-	-	-	-	-	106	-	106
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	(58)	-	(58)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	23	-	23
Reimbursement of expired dividends	-	-	-	-	-	-	-	6	6
Balance as of June 30, 2016	495	7	65	659	16	83	1,086	(1,390)	1,021

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Shares as of June 30, 2016 and 2015, respectively.

The accompanying notes are an integral part of these condensed financial information.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)
Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2016, 2015 and 2014

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from Treasury Shares	Share warrants	Legal reserve	Special reserve	Other reserves	Accumulated deficit	Total Shareholders’ equity
Balance as of June 30, 2014	491	11	65	773	-	106	82	634	851	(1,066)	1,947
Profit for the year	-	-	-	-	-	-	-	-	-	(250)	(250)
Other comprehensive loss for the year	-	-	-	-	-	-	-	-	(191)	-	(191)
Total comprehensive income for the year	-	-	-	-	-	-	-	-	(191)	(250)	(441)
As provided by Shareholders’ Meeting held on November 14, 2014:
- Share Distribution	6	(6)	-	-	-	-	-	-	-	-	-
- Share premium				(221)	-	-	-	-	-	221	-
- Legal reserve	-	-	-	-	-	-	(82)	-	-	82	-
- Reserve for new developments	-	-	-	-	-	-	-	-	(17)	17	-
- Other reserves	-	-	-	-	-	-	-	(634)	-	634	-
- Reserve for repurchase of shares	-	-	-	-	-	-	-	-	(113)	113	-
- Exercise of warrants	-	-	-	1	-	-	-	-	-	-	1
Equity-settled compensation	-	-	-	-	-	-	-	-	28	-	28
Purchase of treasury shares	(3)	3	-	-	-	-	-	-	(32)	-	(32)
Maturity of share warrants	-	-	-	106	-	(106)	-	-	-	-	-
Equity incentive plan granted	1	(1)	-	-	13	-	-	-	(16)	3	-
Changes in interest in subsidiaries	-	-	-	-	-	-	-	-	69	-	69
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	1	1
Balance as of June 30, 2015	495	7	65	659	13	-	-	-	579	(245)	1,573

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury hares as of June 30, 2015 and 2014, respectively.

The accompanying notes are an integral part of these condensed financial information.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)
Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2016, 2015 and 2014

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Share warrants	Legal reserve	Special reserve	Other reserves	Accumulated deficit	Total Shareholders’ equity
Balance as of June 30, 2013	497	5	65	773	106	47	696	326	(27)	2,488
Loss for the year	-	-	-	-	-	-	-	-	(1,068)	(1,068)
Other comprehensive income for the year	-	-	-	-	-	-	-	631	-	631
Total comprehensive income for the year	-	-	-	-	-	-	-	631	(1,068)	(437)
As provided by Shareholders’ Meeting held on October 31, 2013:
- Legal reserve	-	-	-	-	-	35	(35)	-	-	-
- Other reserves	-	-	-	-	-	-	(27)	-	27	-
- Cash dividends	-	-	-	-	-	-	-	(120)	-	(120)
Equity-settled compensation	-	-	-	-	-	-	-	63	-	63
Changes in interest in subsidiaries	-	-	-	-	-	-	-	7	-	7
Purchase of treasury shares	(6)	6	-	-	-	-	-	(55)	-	(55)
Cancellation of BrasilAgro warrants	-	-	-	-	-	-	-	(1)	-	(1)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	2	2
Balance as of June 30, 2014	491	11	65	773	106	82	634	851	(1,066)	1,947

(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury Shares as of June 30, 2014 and 2013, respectively.

The accompanying notes are an integral part of these condensed financial information.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)
Statements of Cash Flows
for the fiscal years ended June 30, 2016, 2015 and 2014

	06.30.16	06.30.15	06.30.14
Operating activities:
Cash used in operations	(97)	(232)	(158)
Net cash used in operating activities	(97)	(232)	(158)
Investing activities:
Acquisition of subsidiaries, associates and joint ventures	-	(20)	-
Capital contribution to subsidiaries, associates and joint ventures	(20)	(1)	(7)
Proceeds from sale of interest in companies	86	183	-
Purchases of investment properties	(1)	(4)	(2)
Purchases of property, plant and equipment	(33)	(60)	(38)
Proceeds from sale of investment properties	1	-	-
Proceeds from sale of property, plant and equipment	1	2	1
Proceeds from sale of farmlands	-	162	-
Purchase of investment in financial assets	(1,227)	(1,778)	(2,200)
Proceeds from disposals of Investment in financial assets	1,340	2,145	2,238
Loans granted to subsidiaries, associates and joint ventures	(3)	(8)	(52)
Proceeds from loans granted to subsidiaries, associates and joint ventures	80	55	243
Cash incorporated by merger net of cash paid	-	1	-
Dividends received	85	43	15
Net cash generated from investing activities	309	720	198
Financing activities:
Repurchase of equity interest	-	(32)	(55)
Proceeds from issuance of non-convertible notes	390	803	834
Payment of non-convertible notes	(186)	(1,079)	(603)
Repurchase of non-convertible notes	(88)	(305)	(24)
Dividend payments	-	-	(120)
Borrowings	852	523	118
Proceeds from derivative financial instruments	142	(122)	-
Borrowings from subsidiaries, associates and joint ventures	102	-	23
Payments of borrowings	(1,114)	(102)	(12)
Payments of borrowings from subsidiaries, associates and joint ventures	(8)	-	-
Payment of seller financing	(1)	-	-
Payments of warrants	-	-	(1)
Proceeds from warrants	-	1	-
Interest paid	(310)	(210)	(185)
Net Cash flows used in financing activities	(221)	(523)	(25)
Net (decrease) / increase in cash and cash equivalents	(9)	(35)	15
Cash and cash equivalents at beginning of the year	18	53	37
Currency translation adjustment on cash and cash equivalents	2	-	1
Cash and cash equivalents at end of the year	11	18	53

The accompanying notes are an integral part of these condensed financial information.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

1.           Basis of preparation and summering of the significant accounting policies

The Financial Statements of the Company for the years ended June 30, 2016 and 2015 have been prepared in accordance with the Technical Resolution N° 26 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE", as per its Spanish acronym), adopted by the National Securities Commission ("CNV", as per its Spanish acronym). This Technical Resolution differs from International Accounting Standard ("IAS") 1 “Presentation of Financial Statements” issued by the International Accounting Standards Board ("IASB"), in reference to the accounting measurement criteria of the investments in subsidiaries, joint ventures and associates, which are accounted for under the equity method described by IAS 28 “Investments in Associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are measured at cost or fair value. The Company adopted IFRS in the fiscal year beginning on July 1st, 2012, being its transition date July 1st, 2011.

The CNV, through General Resolutions N° 562/09 and 576/10, has provided for the application of Technical Resolution N° 26 and its amendment Technical Resolution N° 29 of the FACPCE, which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The principal accounting policies adopted of these Financial Statements are included in Note 2 to the Audited Consolidated Financial Statements except for the accounting measurement criteria of the investments in subsidiaries, joint ventures and associates explained in the paragraph above.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

2.
Investment in subsidiaries, associates and joint ventures

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the fiscal years ended June 30, 2016 and 2015:

	June 30, 2016		June 30, 2015
Beginning of the year	2,493		2,901
Balance incorporated by merger with Cactus	-		(63)
Acquisition of subsidiaries (i)	66		(5)
Capital contribution	127		1
Disposal of interest in subsidiaries	(22)		(34)
Share of (loss) / profit	(429)		121
Other comprehensive loss from share of changes in subsidiaries’ equity	(30)		-
Currency translation adjustment	364		(191)
Equity-settled compensation	10		14
Dividends distributed	(55)		(53)
Reimbursement of expired dividends	6		1
Intergroup transactions	3		(199)
Share of changes in subsidiaries’ equity	24		-
End of the year	2,557	(ii)	2,493	(ii)

(i)
    Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.
(ii) Includes a balance of Ps. (3) and Ps. (8) reflecting interests in companies with negative equity as of June 30, 2016 and 2015, which is reclassified to “Provisions”

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

3.
Borrowings

Company´s borrowings as of June 30, 2016 and 2015 are as follows:

						Value as of
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value (in millions)	June 30, 2016	June 30, 2015
Non-current
CRESUD NCN Class XIV due 2018 (i)	Unsecured	US$	Fixed	1.50%	32	481	290
CRESUD NCN Class XVI due 2018 (ii)	Unsecured	US$	Fixed	1.50%	109	1,649	999
CRESUD NCN Class XVIII due 2019 (iii)	Unsecured	US$	Fixed	4.00%	34	510	308
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Floating	Badlar + % + 350 bps	187	-	186
CRESUD NCN Class XX due 2017 (iv)	Unsecured	US$	Fixed	2.5%	18.2	-	168
CRESUD NCN Class XXII due 2019 (v)	Unsecured	US$	Fixed	4.00%	22	335	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	172	117
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	3	10
Non-current borrowings						3,150	2,078

						Value as of
	Secured / unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value (in millions)	June 30, 2016	June 30, 2015
Current
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	-	121
CRESUD NCN Class XVI due 2018 (ii)	Unsecured	US$	Fixed	1.50%	109	10	5
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	-	173
CRESUD NCN Class XVIII due 2019 (iii)	Unsecured	US$	Fixed	4.00%	34	2	1
CRESUD NCN Class XIX due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	187	189	1
CRESUD NCN Class XX due 2017 (iv)	Unsecured	US$	Fixed	2.50%	18	278	3
CRESUD NCN Class XXI due 2017	Unsecured	Ps.	Floating	Badlar + 375 bps	192	197	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	28	10
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	7	7
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	24	17	7
Loan from Banco de la Provincia de Buenos Aires	Unsecured	US$	Fixed	3.50%	15	225	-
Related parties borrowings (Note 32)	Unsecured	US$	Fixed	4.21%	5	99	-
Bank overdrafts	Unsecured	Ps.	Fixed	29.17%	-	114	583
Current borrowings						1,166	911
Total borrowings						4,316	2,989

(i)
    Includes an outstanding balance of Ps. 28 with ERSA as of 06.30.2016.
(ii)
    Includes an outstanding balance of Ps. 12, Ps. 133 and Ps. 16 with ERSA, IRSA CP and PAMSA, respectively, as of 06.30.16.
(iii)
   Includes an outstanding balance of Ps. 8 with IRSA CP as of June 30, 2016.
(iv)
   Includes an outstanding balance of Ps. 35, Ps. 21 and Ps. 99 with ERSA, IRSA CP and PAMSA, respectively as of 06.30.16 and include Ps. 22 and Ps. 92 with ERSA and PAMSA, respectively, as of 06.30.15.
(v)
   Includes an outstanding balance of Ps. 15 with IRSA CP as of June 30, 2016.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

3.
Borrowings (Continued)

Borrowings also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”.

The maturity of the Company’s borrowings (excluding finance leases) and the Company's exposure to fixed and variable interest rates was as follows:

	June 30, 2016	June 30, 2015
Do accrue interest:
Less than one year	1,135	890
Between 1 and 2 years	1,339	373
Between 2 and 3 years	458	810
Between 3 and 4 years	1,291	670
Between 4 and 5 years	23	181
More than 5 years	34	35
	4,280	2,959
Do not accrued interest
Less than one year	31	21
Between 1 and 2 years	5	4
Between 2 and 3 years	-	4
Between 3 and 4 years	-	1
	36	30
	4,316	2,989

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the impact of discounting is not significant. The fair value of all debts that are not quoted in the market are valued at their technical value that is nominal value plus accrued interest.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

3.
Borrowings (Continued)

The fair value of current and non-current borrowings for the years ended June 30, 2016 and 2015 is as follows:

	June 30, 2016	June 30, 2015
CRESUD Class XIV NCN due 2018	481	261
CRESUD Class XV NCN due 2015	-	121
CRESUD Class XVI NCN due 2018	1,649	889
CRESUD Class XVII NCN due 2016	-	173
CRESUD Class XVIII NCN due 2019	510	-
CRESUD Class XIX NCN due 2016	189	189
CRESUD Class XX NCN due 2017	278	166
CRESUD Class XXI NCN due 2017	197	-
CRESUD Class XXII NCN due 2019	335	-
Bank loans	452	151
Bank overdrafts	114	583
Related parties	99	-
Total	4,304	2,533

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2016 and 2015 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2016. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries as of June 30, 2016 and 2015, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2016 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Buenos Aires, Argentina
August 10, 2016, except for notes 37 and 39 as to which the date is October 31, 2016

Price Waterhouse & Co S.R.L.

By:/s/ Diego Sisto
Diego Sisto
Partner

 BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of June 30, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2016		2015
ASSETS

Cash and due from banks…………………………………………...	Ps.	607,656	Ps.	492,233
Banks and correspondents…………………………………………..		2,694,184		2,709,342
		3,301,840		3,201,575

Government and corporate securities (Note 4)……………………..		5,269,499		5,271,583

Loans (Note 5)
Mortgage loans…………………………………………………...		2,429,322		2,413,401
Credit card loans………………………………………………….		10,573,083		8,500,601
Other loans………………………………………………………..		9,203,915		8,334,879
		22,206,320		19,248,881
Plus: Accrued interest receivable…………………………………		240,885		218,089
Less: Allowance for loan losses (Note 6)……………………..….		(493,536)		(433,825)
		21,953,669		19,033,145

Other receivables from financial transactions (Note 7)
Collateral receivable under repurchase agreements………………		75,695		35,621
Amounts receivable under derivative financial instruments..……		54,281		4,785
Loans in trust pending securitization …………………………….		8,390		10,301
Amounts receivable under reverse repurchase agreements of government and corporate securities …………..……...………..		541,283		94,597
Other (Note 7)..……………….………………………….……….		6,177,987		3,247,013
		6,857,636		3,392,317
Plus: Accrued interest receivable………………………………...		7,577		8,440
Less: Allowance for Other receivables from financial transactions…………………………………………….……….		(23,624)		(22,611)
		6,841,589		3,378,146

Assets under financial leases………………………………………..		135,302		125,461

Investments in other companies…………………………………….		129,698		70,806

Miscellaneous receivables (Note 8)..………..…….………………..		1,748,707		1,559,217

Bank premises and equipment (Note 9)..……..….…………………		317,098		186,320

Miscellaneous assets (Note 10)……..…………….………………...		253,467		60,413

Intangible assets (Note 11)…….…………………..………………..		552,755		426,148

Items pending allocation……………………………………...…….		23,705		8,542

Total Assets…………………...……..………………………….	Ps.	40,527,329	Ps.	33,321,356

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET – (Continued)
As of June 30, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2016		2015

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Checking accounts…………………………………………………	Ps.	1,564,438	Ps.	3,151,296
Saving accounts……………………………………………………		2,848,403		2,953,065
Time deposits………………………………………………………		12,908,292		11,898,186
Other deposit accounts……………………………………………..		178,137		188,604
		17,499,270		18,191,151
Plus: Accrued interest payable…………………………………….		294,263		237,680
		17,793,533		18,428,831
Other liabilities from financial transactions
Other banks and international entities (Note 14)…………………..		276,006		297,357
Bonds (Note 15)……………………………………………………		9,270,847		4,926,694
Argentine Central Bank……………………………………………		113		115
Amounts payable under derivative financial instruments.……..…		669,472		334,874
Borrowings under repurchase agreements collateralized by government securities……...…………………………………….		66,973		93,660
Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities (Note 13)….		590,154		34,481
Other……….………………………………………………….…...		3,216,262		1,867,191
		14,089,827		7,554,372
Plus: Accrued interest payable…………………………………….		358,364		135,471
		14,448,191		7,689,843

Miscellaneous liabilities
Taxes………………………………………………………………		511,106		326,154
Sundry creditors (Note 20)………………………………………...		945,888		1,468,191
Other (Note 20)…………………………………………………….		384,410		272,415
		1,841,404		2,066,760

Reserve for contingencies (Note 12)………………………………...		300,059		221,950

Subordinated bonds (Note 16)……………………..……………….		121,245		100,452

Items pending allocation………………………………………..…...		76,448		44,847

Non-controlling interest …………………………………………….		130,207		67,957

Total Liabilities………………..……………………………….		34,711,087		28,620,640

SHAREHOLDERS' EQUITY

Common stock……………………………………………………….		1,463,365		1,463,365
Treasury stock………………………………………………………..		54,149		54,149
Paid in capital………………………………………………………..		834		834
Inflation adjustment on common stock……………………………...		699,601		699,601
Reserves……………………………………………………………...		2,059,361		1,842,198
Retained earnings…………………….....………………...………….		1,538,932		640,569
Total Shareholders' Equity…………….……………………...		5,816,242		4,700,716
Total Liabilities and Shareholders' Equity………………..…	Ps.	40,527,329	Ps.	33,321,356

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the twelve-month periods ended June 30, 2016, 2015 and 2014
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		June 30,
		2016		2015		2014
Financial income
Interest on loans and other receivables from financial transactions………………………….	Ps.	6,520,816	Ps.	4,326,324	Ps.	3,779,073
Income from government and corporate securities.		2,584,524		1,191,396		904,985
Other……………………………………….……..		13,177		6,250		12,186
		9,118,517		5,523,970		4,696,244
Financial expenses
Interest on deposits and other liabilities from financial transactions.…………………………		5,008,083		2,801,201		2,063,512
Contributions and taxes on financial income….….		682,258		442,814		339,676
		5,690,341		3,244,015		2,403,188

Gross brokerage margin…….....................................	Ps.	3,428,176	Ps.	2,279,955	Ps.	2,293,056

Provision for loan losses (Note 6)……..…..….…….		356,492		375,270		303,348
Income from services
Insurance premiums………………..……………..		1,831,371		1,255,436		895,129
Commissions (Note 21)……………..……………		1,783,121		1,295,325		866,616
Other (Note 21)……………………..…………….		824,753		733,262		356,153
		4,439,245		3,284,023		2,117,898
Expenses for services
Insurance claims………………………………….		59,077		149,871		174,715
Commissions (Note 21)…………………………..		917,622		540,542		446,257
Contributions and taxes on income from services………………………………………..		112,991		78,457		61,666
		1,089,690		768,870		682,638
Administrative expenses
Salaries and social security contributions….…..….		2,337,388		1,775,548		1,284,840
Advertising expenses……………………….…..…		167,040		179,542		118,277
Value added tax and other taxes…………………..		242,738		167,249		113,917
Directors’ and Syndics’ fees……………….…..….		102,926		65,788		71,027
Fees for administrative services…………………..		622,664		406,690		258,668
Maintenance and repairs..………………….……...		135,876		96,821		53,981
Electricity and communications...………………...		177,198		116,907		71,942
Depreciation of bank premises and equipment…...		59,031		35,267		20,992
Rent……………………..………………….……...		132,311		97,482		69,774
Other……………………………………….…..….		514,293		425,595		277,361
		4,491,465		3,366,889		2,340,779

Net income from financial transactions…….............	Ps.	1,929,774	Ps.	1,052,949	Ps.	1,084,189

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME – (Continued)
For the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		June 30,
		2016		2015		2014

Miscellaneous income
Penalty interest….……………………………………		96,964		86,874		59,281
Loans recoveries.…….………………………………		320,934		171,781		82,104
Other (Note 22)……………….……………………...		128,645		58,875		47,543
		546,543		317,530		188,928
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables………………………………………...		290,563		132,614		67,564
Other (Note 22)…………………………………….....		377,835		336,720		220,430
		668,398		469,334		287,994

Income before income taxes and Non-controlling interest..…………………………………………......	Ps.	1,807,919	Ps.	901,145	Ps.	985,123

Income taxes (Note 24)……………………………..….		698,387		377,613		369,127
Non-controlling interest………………………..…….....		5,998		13,658		11,031
Net income for the period……..………………….	Ps.	1,115,530	Ps.	537,190	Ps.	627,027

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		Common stock (Note 26)		Paid in capital (Note 26)		Treasury stock (Note 26)		Inflation adjustment of common stock (Note 26)	Reserves					Retained earnings		Total shareholders’ equity
										Legal (Note 26)		Voluntary (Note 26)

Balance as of June 30, 2013……………...	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	526,828	Ps.	367,601	Ps.	495,938	Ps.	3,608,316

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 08/23/13		-		-		-		-		68,721		244,886		(343,607)		(30,000)

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/24/14		-		-		-		-		84,190		-		(84,190)		-

Net income for the period		-		-		-		-		-		-		627,027		627,027

Balance as of June 30, 2014……………...	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	679,739	Ps.	612,487	Ps.	695,168	Ps.	4,205,343

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/24/14. Approval of BCRA on 12/23/14		-		-		-		-		-		-		(41,817)		(41,817)

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 03/21/15.		-		-		-		-		109,994		439,978		(549,972)		-

Net income for the period		-		-		-		-		-		-		537,190		537,190

Balance as of June 30, 2015……………...	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	789,733	Ps.	1,052,465	Ps.	640,569	Ps.	4,700,716

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/13/16		-		-		-		-		217,163		-		(217,163)		-

Net income for the period		-		-		-		-		-		-		1,115,530		1,115,530

Balance as of June 30, 2016……………...	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	1,006,896	Ps.	1,052,465	Ps.	1,538,936	Ps.	5,816,242

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2016, 2015 and 2014
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		2016		2015		2014
Cash flows from operating activities:
Net income..……...………………………….………………………	Ps.	1,115,530	Ps.	537,190	Ps.	627,027
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals………………………………...……..		326,121		258,567		273,423
Net gain on investment government securities………………...…....		(642,081)		(179,430)		(89,484)
Gain / (loss) on derivative financial instruments……..……..………		-		(63)		-
(Gain) / loss on equity investments………........................................		(34,644)		(6,641)		-
Depreciation and amortization……………………………………...		191,298		114,799		66,103
Net gain on sale of premises and equipment and miscellaneous assets………………………………….…………………………...		(3,562)		(578)		(2,944)
Net Indexing (CER and CVS) and interest of loans and deposits incurred but not paid…………………………………..……..……...		(318,632)		(177,558)		(19,112)
Non-controlling interest…………………………………………......		(5,998)		(13,658)		(11,031)
Net change in trading securities………………………………….....		(756,478)		1,269,136		(858,189)
Net change in other assets……………..……………………………		(2,981,939)		(2,843,858)		(661,376)
Net change in other liabilities………….……………………………		1,939,825		1,179,439		1,391,036
Net cash (used in) operating activities…………………………....		(1,170,560)		137,345		715,453

Cash flows from investing activities:
(Increase)/Decrease in loans, net………………….………………...		(4,403,465)		(4,502,150)		(5,780,425)
Proceeds from securitization of consumer loans…………………....		894,363		401,331		749,589
Proceeds from maturities of available for sale securities.…...….......		417,797		808,876		81,100
Purchases of investments in other companies, net of sales…………		(19,500)		(45,000)		(10,013)
Proceeds from sales, net of payments for purchases, of available for sale securities……………………………………………………		657,857		(2,082,693)		(1,166,729)
Proceeds from sale of premises and equipment…………………….		(3,890)		8,491		1,874
Purchases of premises and equipment, miscellaneous and intangible assets……………………………………………….......		(637,847)		(350,659)		(212,026)
Net cash provided by investing activities……………………........		(3,094,685)		(5,761,804)		(6,336,630)

Cash flows from financing activities:
Increase in deposits, net…………………...………………………...		(691,881)		4,499,808		4,792,123
Principal payments on bonds, notes, and other debts……………….		(3,737,599)		(626,754)		(853,108)
Proceeds from issuance of bonds, notes and other debts……………		8,103,404		1,934,019		1,435,183
Payments of debt issuance cost……………………………………..		(90,494)		(19,406)		(12,855)
Distribution of dividends……………………………………...…….		-		(41,817)		(29,968)
(Decrease)/Increase in borrowings, net……………………………..		68,283		(23,518)		806,185
Net cash provided by financing activities………………………...		3,651,713		5,722,332		6,137,560

Net increase/(decrease) in cash and cash equivalents………………		(613,532)		97,873		516,383
Cash and cash equivalents at the beginning of the period…………..		3,201,575		3,008,168		2,217,327
Effect of foreign exchange changes on cash and cash equivalents....		713,797		95,534		274,458
Cash and cash equivalents at the end of the period……………	Ps.	3,301,840	Ps.	3,201,575	Ps.	3,008,168

Supplemental disclosure of cash flow information:
Cash paid for interest…………………………………………..…	Ps.	4,078,196	Ps.	2,525,829	Ps.	1,555,976
Cash paid for presumptive minimum income tax and income tax.		523,373		343,504		113,576
Non-cash transactions involving securitizations………………....		372,198		151,576		165,249

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2016 and 2015 are as follows:

Issuing Company	June 30,
	2016	2015
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima (a)	99.99%	99.99%
BHN Vida Sociedad Anónima (a)	99.99%	99.99%
BACS Banco de Crédito y Securitización Sociedad Anónima	87.50%	87.50%
BACS Administradora de activos S.A. S.G.F.C.I.	85.00%	85.00%
Tarshop S.A. (b)	80.00%	80.00%
BH Valores SA	100.00%	100.00%

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(a) On December 2, 2015, the Bank took notice of an observation raised by the Superintendent of Financial Institutions reporting to the Argentine Central Bank with regard to the insurance business developed by Banco Hipotecario S.A. through BHN Vida S.A. and BHN Seguros Generales S.A.

The observation requires the enforcement of the credit scoring regulations, which impose a 12.5% limit on interests in the capital stock and voting rights of other companies.

In reply, the Bank has claimed that such observation should be revised, in that the Bank is allowed to conduct the business in question pursuant to the Privatization Law No. 24,855 and its regulations, in particular Decree No. 1394/98, as continuing company of Banco Hipotecario Nacional.

(b) On September 11, 2015, November 4, 2015 and June 23,2016, the Board of Directors of Banco Hipotecario S.A. unanimously approved an irrevocable capital contribution to Tarshop S.A. in the amount of Ps.52,500, Ps.52,500 and Ps.250,000, respectively, to be made by shareholders Banco Hipotecario S.A. and IRSA Propiedades Comerciales S.A. (continuing company after Alto Palermo S.A.’s change of corporate name) pro rata of their shareholdings so that Tarshop S.A. should have sufficient resources for its operating activities, in line with the capitalization program previously approved.

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

Pursuant to the Argentine professional accounting standards in effect in the City of Buenos Aires, the financial statements must be stated in constant currency. The restatement method and the need to apply it arise from requirements contained in Technical Pronouncements No. 6 and No. 17 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as amended by Technical Pronouncement No. 39 issued by the referred entity on October 4, 2013 and approved by the Professional Council in Economic Sciences of the City of Buenos Aires on April 16, 2014. These standards provide that the effects of inflation should be recognized in the financial statements in the event that certain conditions in the Argentine economy are met

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2016, the cumulative inflation rate for three consecutive years endede on such dates could not be calculated on the basis of official data provided by the Argentine Institute of Statistics and Census since, in October 2015, the referred entity discontinued the calculation of the Wholesale Domestic Price Index (IPIM), and resumed it in January 2016.

This circumstance should be taken into account when analyzing and interpreting these financial statements, which have been prepared in line with the accounting standards issued by the Argentine Central Bank for application by financial institutions.

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

As of June 30, 2016 and 2015, the Bank maintains in its portfolio overdue income coupons from the DICY and PARY bonds to be collected.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Other loans to the public sector:

i. those loans were valued at cost plus return, taking as cost their book value as of December 31, 2010.

ii. those originally granted in foreign currency have been converted into Ps. at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

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

The Bank holds Negotiable Obligations in its own portfolio, measured at their residual value plus interest accrued.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Permanent equity investments in companies where corporate decision are not influenced, are accounted for the lower of cost and the equity method. As of June 30, 2016 and 2015 these investments were recorded at cost.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

The Bank has set up an insurance claim reserve for Ps.1,181 as of June 30, 2015 which is shown in the "Provisions" caption under Liabilities.

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

Repo transactions are carried at the value originally agreed upon plus any accrued premium amounts.

Reverse repo transactions are carried at the book value of the underlying securities in the manner discussed in note 2.3.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

2.19. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	June 30,
	2016		2015

BACS Banco de Crédito y Securitización SA………………….	Ps.	42,228	Ps.	32,610
Tarshop S.A………………………….……..………………….		87,979		35,347
Total	Ps.	130,207	Ps.	67,957

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

2.21. Minimum notional income tax

In view of the option granted by the BCRA by means of Communication "A" 4295, as of June 30, 2015 the Bank capitalized as a minimum notional income tax credit the tax amount paid in fiscal year 2012. Such credit was recovered upon filing the income tax return for the fiscal year 2015.

2.22. Shareholders' Equity

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Capital stock, treasury shares, non-capitalized contributions, reserves, and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been stated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period or year to which they correspond. The balances of the Shareholders’ Equity accounts as of June 30, 2016 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments". The issued treasury shares added due to the termination of Total Return Swap transaction are carried at nominal value.

a.
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

3. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2016		2015
Banco Hipotecario S.A.
Securities issued by the BCRA as collateral for OCT transactions………………….…………………………………..	Ps.	138,376	Ps.	70,464
Government securities as collateral for OCT transactions………		335,135		40,200
Deposits in pesos as collateral for visa credit card transactions...		289,199		117,723
Securities issued by the BCRA as collateral for the custody of securities……………………………………………………….		-		162,759
Government securities as collateral for the custody of securities.		14,350		-
Deposits in pesos and in U$S as collateral for leases…………...		1,316		754
Other collaterals………………………………………………...		810		2
Ps.		779,186	Ps.	391,902

Tarshop S.A.
Deposits in pesos and in U$S as collateral for leases…………...	Ps.	686	Ps.	505
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received………………………….		32,202		32,203
Time deposits pledged for tax obligations arising from Financial Trusts…………………………………………………………….		6,531		4,891
Deposits in pesos related to Financial Trusts transactions………		149,578		16,182
Receivables in trust to secure an overdraft facility received…….		79,069
Loans to secure the future issuance of Financial Trust….....…….		70,747
Deposits in pesos as collateral for visa credit card transactions...		9,679		512
Government securities as collateral for visa credit card transactions……………………………………………………...		9,930		1,038
Ps.		358,422	Ps.	55,331

BACS Banco de Crédito y Securitización S.A.
Receivables in pledge loans to secure a loan received……….…..	Ps.	39,889	Ps.	-
Securities and pesos as collateral for OTC transactions…………		15,713		-
Ps.		55,602	Ps.	-

BH Valores S.A.
Mercado de Valores de Buenos Aires SA’s share pledged on behalf of Chubb Argentina de Seguros SA……………………	Ps.	20,900	Ps.	4,000

Total	Ps.	1,214,110	Ps.	451,233

4. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2016		2015
Holding booked at fair value
Governmentsecurities inpesos…………………….Ps.	666,815	Ps.	1,581,383
Government securities in US$..............................	1,835,746		340,053
Government securities in Euros..............................	292,729		-
Bills issued by Provincial Governments in US$.....	263,586		297,137
Bills issued by Provincial Governments in pesos.....	25,890		7,133

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Ps.	3,084,766	Ps.	2,225,706

Holding booked at cost plus return
Bills issued by Provincial Governments in pesos...	Ps.	166,342	Ps.	66,916
Bills issued by Provincial Governments in US$.…...		240,995		125,862
	Ps.	407,337	Ps.	192,778

Investment in listed corporate securities
Corporate securities denominated in pesos….......…	Ps.	490,538	Ps.	430,855
	Ps.	490,538	Ps.	430,855

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA………..	Ps.	278,519	Ps.	672,239
Unquoted bills and notes issued by the BCRA……..		1,017,050		1,750,005
	Ps.	1,295,569	Ps.	2,422,244

Allowances	Ps.	(8,711)	Ps.	-

Total	Ps.	5,269,499	Ps.	5,271,583

As of June 30, 2016, several bonds sold under repurchase agreements amounted to Ps.75,695 and were recorded under the caption “Other Receivables from Financial Transactions”.

The bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 2,584,524 and Ps. 1,191,396 as of June 30, 2016 and 2015, respectively.

5. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

●
Mortgage loans:

● Construction project loans - loans made to various entities for the construction of housing units

● Individual residential mortgage loans - mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

●
Other loans:

●
Certain financial and non-financial sector loans including loans to credit card holders and to individuals

●
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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2016		2015

Non-financial public sector………………………………………	Ps.	160,847	Ps.	89,132
Financial sector…………………………………………………..		462,776		348,549
Non-financial private sector
With preferred guarantees (a)………………………………….		2,429,322		2,413,401
Without preferred guarantees ....………………………………
Personal loans………………………………………………		3,149,503		2,650,127
Credit Card Loans …..………………………………………		10,573,083		8,500,601
Overdraft facilities………………………………………….		890,819		685,978
Other loans (b)………………………………………………		4,539,970		4,561,093
Accrued interest receivable………………………………………		240,885		218,089
Reserve for loan losses (see note 6)..……………………………		(493,536)		(433,825)
Total	Ps.	21,953,669	Ps.	19,033,145
______________
(a)
Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)
Comprised of:
	June 30,
	2016		2015

Short term loans in pesos …..…………………………....	Ps.	2,464,250	Ps.	2,729,892
Short term loans in US dollars…………………………		646,036		692,190
Loans for the financing of manufacturers………………..		89,944		61,234
Export prefinancing …………………….……………….		581,880		406,621
Other loans….…………………...………………………		757,860		671,156
Total	Ps.	4,539,970	Ps.	4,561,093

6. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2016		2015

Balance at beginning of period…………………………………..	Ps.	433,825	Ps.	356,267
Provision charged to income ……………………………………		356,492		375,270
Loans charged off………………………………………………...		(296,781)		(297,712)
Balance at end of period………………………………………….	Ps.	493,536	Ps.	433,825

7. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2016		2015
Preferred guarantees, including deposits with the
Argentine Central Bank……….……………………………..	Ps.	766,485	Ps.	434,689
Unsecured guarantees (a)………………………………………		6,098,728		2,966,068
Subtotal		6,865,213		3,400,757
Less: Allowance for losses……....………………………………		(23,624)		(22,611)
Total	Ps.	6,841,589	Ps.	3,378,146

(a) Includes Ps. 54,281 and Ps. 4,785 of Amounts receivable under derivative financial instruments, as of June 30, 2016 and 2015, respectively, and Ps. 75,695 and Ps. 35,621 of Amounts receivable under repurchase agreements, as of June 30, 2016 and 2015, respectively.

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2016		2015

Subordinated bonds (a)…….……………….………………….	Ps.	2,651,744	Ps.	1,452,436
Certificates of participation (see note 19)………………………		946,515		388,250
Bonds held in the Bank’s portfolio (b).……..………………….		42,384		-
Bonds unquoted………………………………………………....		215,149		192,621
Collateral for OTC transactions…………………………………		488,237		114,034
Amounts receivable from spot and forward sales pending settlement………………………………………………………..		780,400		524,785
Other…………………………………………………………….		1,053,558		574,887
Total	Ps.	6,177,987	Ps.	3,247,013

(a) Includes Ps. 2,158,130 and Ps. 269,243 of debt securities related to securitizations made by the bank and described in note 19, as of June 30, 2016 and 2015, respectively.
(b) The Bank carries some of its negotiable obligations as of June 30, 2016.

8. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:
	June 30,
	2016		2015

Withholdings, credits and prepaid income tax…………………	Ps.	45,503	Ps.	33,812
Recoverable expenses, taxes, and advances to third parties……		62,291		60,935
Attachments for non-restructured ON………………………….		23,484		7,526
Guarantee deposit (*)…………………………………………..		32,293		171,891
Guarantee deposit for credit card transactions…………………..		289,199		117,723
Presumptive minimum income – Credit tax (see note 25)……...		77,041		61,561
Receivables from master servicing activities…………………..		838		787
Other Directors fees…………………………………………….		36,379		13,749
Loans to Bank staff……………………………………………..		188,177		179,588
Other……………………………………………………………		1,004,313		925,623
Subtotal		1,759,518		1,573,195
Less: Allowance for collection risks……………………………		(10,811)		(13,978)
Total	Ps.	1,748,707	Ps.	1,559,217

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(*) As of June 30, 2016 and 2015 includes Ps. 14,350 and Ps. 162,759 as collateral for the custody of securities.

9. Bank Premises and Equipment

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2016		2015

Land and buildings……………………………………………….	Ps.	186,599	Ps.	117,090
Furniture and fixtures…………………………………………….		79,259		63,915
Machinery and equipment………………………………………..		278,772		185,369
Other……………………………………………………………...		50,059		40,106
Accumulated depreciation………………………………………..		(277,591)		(220,160)
Total	Ps.	317,098	Ps.	186,320

10. Miscellaneous assets

Miscellaneous assets consist of the following as of the end of each period:

	June 30,
	2016		2015

Properties held for sale…………………………………………...	Ps.	40,884	Ps.	33,587
Assets leased to others…………………………………………...		26,339		22,656
Stationery and supplies…………………………………………..		30,848		23,349
Advances for purchase of goods (*)……………………………		176,551
Other……………………………………………………………...		1,949		1,688
Accumulated depreciation………………………………………..		(23,104)		(20,867)
Total	Ps.	253,467	Ps.	60,413

(*) On April 20, 2016, by means of a public auction conducted by the government of the City of Buenos Aires, we acquired the building known as “Edificio del Plata” to be our corporate headquarters and a branch, for approximately US$68 million. As of June 30, 2016, we have paid 15% of the acquisition price and according to Article 3 of Decree 208/16, we are required to pay the remaining 85% when executing the public deed and entering into possession of the building, which should occur within 365 days of the public auction.

11. Intangible Assets

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2016		2015

Third parties fees, re-engineering, restructuring and capitalized software costs.................................................................................	Ps.	187,204	Ps.	131,714
Goodwill (*)………………......………………………………….		15,078		18,508
Mortgage loan origination expenses related to Pro.Cre.Ar (see note 31)…………………………………………………………		350,473		275,926
Total	Ps.	552,755	Ps.	426,148

(*) Goodwill is mainly related to the acquisition of Tarshop, which has been allocated to the Credit card segment - Tarshop.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

12.
Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2016		2015

Legal Contingencies (a)…………………………………………	Ps.	172,264	Ps.	78,863
Incurred but not reported and pending insurance claims (b)..…...		-		1,181
Contingency risks …..……………………………………………		93,494		112,043
Tax Provision…………………………………………….……...		9,238		11,401
Bonds subject to lawsuits (c)…..………..……………….…….		24,463		14,290
Allowance for administrative-disciplinary-criminal penalties ......		600		4,172
Total	Ps.	300,059	Ps.	221,950

(a) Includes legal contingencies and expected legal fees.
(b) As of June 30, 2015 it is composed of debts to insured for Ps. 1,181 (outstanding claims for Ps. 559 and IBNR for Ps. 622).
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

	June 30,
	2016		2015

Reverse repurchase agreements collateralized by securities issued by the BCRA (*)………………………………………………………………..	Ps.	126,200	Ps.	11,114
Reverse repurchase agreements collateralized by other government securities (*)………………………….………….………………………		463,954		23,367
Total	Ps.	590,154	Ps.	34,481

(*) The transactions’ maturity date is July, 2016.

14. Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

Description	Average Annual interest rate	Average Maturity date		2016		2015

Interbank loans in pesos…...….……...	38.11%	August, 2016	Ps.	276,006	Ps.	297,357
Total			Ps	276,006	Ps.	297,357

15. Other Liabilities from Financial Transactions – Negotiable obligations

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

				June 30,
	Issue date	Maturity date	Annual interest rate (a)	2016	2015
Banco Hipotecario S.A.
Series 5 (US$ 250,000 thousand)	04/27/06	04/27/16	9.750%	-	1,914,484
Series XII (US$. 44,508 thousand)	08/14/13	08/14/17	3.95%	439,845	358,989
Series XIV (Ps. 115,400)	11/11/13	11/11/15	Badlar +375bp	-	115,400
Series XVI (Ps. 89,683)	01/31/14	01/31/16	Badlar +425bp	-	89,683
Series XIX (Ps. 275,830)	05/16/14	11/16/15	Badlar +375bp	-	275,830
Series XXI (Ps. 222,345)	07/30/14	01/30/16	Badlar +275bp	-	222,345
Series XXII (Ps. 253,152)	11/05/14	08/05/15	LEBACx0.95	-	253,152
Series XXIII (Ps. 119,386)	11/05/14	05/08/16	Badlar +325bp	-	119,386
Series XXIV (Ps. 27,505)	02/05/15	01/31/16	LEBACx0.95	-	27,505
Series XXV (Ps. 308,300)	02/05/15	08/05/16	9 months 27.5% and then Badlar +450bp	298,413	298,496
Series XXVII (Ps. 281,740)	05/22/15	11/22/16	9 months 28.0% and then Badlar +450bp	260,111	260,096
Series XXIX (US$ 200,000 thousand)	11/30/15	11/30/20	9.75%	2,984,000	-
Series XXIX -Tranche II (US$ 150,000 thousand)	05/23/16	11/30/20	9.75%	2,228,480	-
Series XXX (Ps. 314,611)	09/04/15	03/04/17	9 months 28.25% and then Badlar +450bp	314,611	-
Series XXXI (US$ 14,730 thousand)	09/04/15	09/04/18	2.00%	219,772	-
Series XXXII (Ps. 265,770)	11/30/15	05/30/17	3 months 27.0% and then Badlar +475bp	265,770	-
Series XXXIV (Ps. 264,030)	02/10/16	08/10/17	Badlar +400bp	264,030	-
Series XXXV (Ps. 235,970)	02/10/16	02/10/19	Badlar +499bp	235,970	-
Series XXXVI (Ps. 469,750)	05/18/16	11/18/17	Badlar +425bp	469,750	-

Tarshop S.A.
Series XI (Ps. 10,837)	05/23/13	05/23/16	Badlar+580bp	-	10,775
Series XII (Ps. 83,588)	08/09/13	08/09/15	15.0%	-	83,112
Series XV (Ps. 119,755)	04/21/14	10/21/15	Badlar+490bp	-	113,967
Series XVII (Ps. 41,066)	11/26/14	08/26/15	LEBACx0.95	-	40,832
Series XVIII (Ps. 69,291)	11/26/14	05/26/16	Badlar+425bp	-	68,896
Series XIX (Ps. 6,314)	11/26/14	11/26/17	Badlar+525bp	3,950	6,280
Series XX (Ps. 69,100)	04/24/15	01/24/16	27.5%	-	68,707
Series XXI (Ps. 80,500)v	04/24/14	10/24/16	28.5%	79,932	80,043
Series XXII (Ps. 126,667)v	07/30/15	01/30/17	29.0%	125,772	-
Series XXIII (Ps. 160,000)v	11/16/15	05/16/17	Badlar+600bp	158,870	-
Series XXVI (Ps. 156,972)v	01/26/16	07/26/17	Badlar+650bp	155,863	-
Series XXVII (Ps. 147,288)	05/04/16	11/04/17	Badlar+600bps	146,248	-

BACS Banco de Crédito y Securitización S.A.
Series I (Ps. 130,435)	02/19/14	08/19/15	Badlar+450bp	-	130,435
Series III (Ps. 132,726)	08/19/14	05/19/16	Badlar +275bp	-	132,726
Series IV (Ps. 105,555)	11/21/14	08/21/16	Badlar +350bp	35,192	105,555
Series V (Ps. 150,000)	04/17/15	01/17/17	9 months 27.48% and then Badlar +450bp	150,000	150,000
Series VI (Ps. 141,666)	07/23/15	04/24/17	9 months 27.5% and then Badlar +450bp	141,666	-
Series VII (Ps. 142,602)	02/18/16	11/18/17	Badlar +475bp	142,602	-
Series VIII (Ps. 150,000)	05/24/16	11/24/17	Badlar +439bp	150,000	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

9,270,847	4,926,694
(a) As of June 30, 2016 Badlar rate was 21.87%

The contractual maturities of the negotiable obligations are as follows as of June 30, 2016:

June 30, 2017……………………………..	Ps.	1,830,337
June 30, 2018……………………………..		1,772,288
June 30, 2019……………………………..		455,742
Thereafter………………………………...		5,212,480
Total	Ps.	9,270,847

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

On November 30, 2015, the Bank issued Notes in the international capital markets for US Dollars two hundred million (US$ 200,000,000) at an interest rate of 9.75% per annum, due in 2020.

On December 1, 2015 and December 2, 2015, the Bank repurchased and retired Series 5 Notes for US Dollars one hundred and twenty two million four hundred ninety-seven thousand (US$ 122,497,000) and US Dollars one hundred and fifty-five thousand (US$ 155,000), respectively, for which it paid US Dollars one hundred two with fifty cents (US$ 102.50) for each US$ 100 in face value.

The General Ordinary Shareholders held on April 13, 2016, approved the extension of the Bank’s Global Program for the issuance of notes for up to US dollars eight hundred million (US$ 800,000,000) or its equivalent in pesos currently in force for a term of up to 5 years , or the longer period permitted by applicable law.

On June 15, 2016 the Bank’s Board of Directors approved the increase in the Program amount for up to US Dollars one billion (US$ 1,000,000,000) or its equivalent in pesos.

16. Subordinated Bonds

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The private offering of the convertible negotiable obligations was solely addressed to the Company’s shareholders. IRSA Inversiones y Representaciones Sociedad Anónima subscribed all the convertible negotiable obligations.

On June 21, 2016, BACS Banco de Crédito y Securitización S.A. took notice of IRSA Inversiones y Representaciones SA’s decision to exercise its conversion rights over the subordinated bonds convertible into common shares and the filings made before the Argentine Central Bank and the Argentine Securities Commission.

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

The following are the derivative financial instruments outstanding as of June 30, 2016 and 2015:

Type of Contract	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
	2016	2015	2016	2015	2016	2015

Forwards (1)(a)	-	-	-	-	-	-
Futures (2)
Purchases (a)	9,671,321	2,405,951	12,773	(505)	12,773	(505)
Sales (a)	(7,020,174)	(1,519,307)
Interest rate swaps (3)(b)	-	30,000	-	63	-	63
			12,773	(442)	12,773	(442)
 (a)Underlying: Foreign currency.
 (b)Underlying: Interest rate.

1.
Forwards: US dollar forward transactions have been carried out, the settlement of which, in general, is made without delivery of the underlying asset but by means of the payment in Pesos of currency differences. These transactions were performed mainly as hedge for foreign currency positions. Transactions with settlement in Pesos were made upon maturity.

For these transactions, as of June 30, 2016 and 2015 the Bank has recognized losses for Ps.179,085 and Ps. 34,646, respectively.

2.
Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference.

For these transactions, as of June 30, 2016 and 2015, the Bank has recognized gains for Ps.753,373 and losses for Ps. 51,899, respectively.

3.
On February 18, 2015, OTC Transactions – Badlar rate swaps for agreed upon fixed interest rate were conducted. These are settled by paying the difference in Pesos.

For these transactions, as of June 30, 2015, the Bank has recognized gains for Ps. 391, respectively.

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

 (*)Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation is still pending.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Tarshop SA has created several financial trusts under its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) destined to assure its long-term financing accessing directly to the capital market. The assets included in the trusts relate to credit card coupons and advances in cash. The table below presents the trusts issued and outstanding as of June 30, 2016:
	Debt Securities	Certificates of Participation	Total

Series LXXXIII– Issued on 05.27.15	I
Face value in Ps.	111,222	42,591	153,813

Series LXXXIV– Issued on 03.12.15
Face value in Ps.	104,865	39,019	143,884

Series LXXXV– Issued on 05.20.15
Face value in Ps.	128,500	47,800	176,300

Series LXXXVI– Issued on 06.29.15
Face value in Ps.	126,050	48,168	174,218

Series LXXXVII– Issued on 10.01.15
Face value in Ps.	141,066	57,091	198,157

Series LXXXVIII– Issued on 04.01.16
Face value in Ps.	148,489	65,472	213,961

Series LXXXIX–Issued on 05.17.16
Face value in Ps.	143,530	63,282	206,812

Series XC– Issued on 06.28.16
Face value in Ps.	150,025	66,162	216,187

Series XCI– Privately issued on 05.15.16
Face value in Ps.	102,581	39,893	142,474

Series XCII– Privately issued on 06.15.16
Face value in Ps.	82,622	32,131	114,753

Tarshop Privado Series 1 - Privately issued on 08.21.15
Face value in Ps.	1,162,400	329,362	1,491,762

Tarshop Privado Series 1I - Privately issued on 12.23.15

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Face value in Ps.	1,396,300	535,571	1,931,871

Tarshop Series 1 - Privately issued on 09.15.15
Face value in Ps.	77,799	27,201	105,000

BACS Banco de Crédito y Securitización S.A. (BACS) has created separate trusts which have personal loans, primary originated by cooperatives and later acquired by BACS, as assets. The mentioned trusts have been issued under the “Fideicomisos Financieros BACS – Global program" for the securitization for a face value up to Ps. 300,000. As of June 30, 2016 and 2015 there are no trusts outstanding.

As of June 30, 2016 and 2015, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2016		2015

Class B debt securities – BHN II	Ps.	-	Ps.	7,000
Class B debt securities – BHN III		-		7,203
Class B debt securities – BHN IV		-		79,351
Class A debt securities – BHN IV		-		44
Class A debt securities – CHA VI to CHA XIV		103,829		75,417
Class A debt securities – BACS I		-		20,234
Class B debt securities – BACS I		-		1,081
Debt securities – BACS III		14,411		15,768
Debt securities – Tarshop Series LXXIX		-		2,042
Debt securities – Tarshop Series LXXXII		-		7,198
Debt securities – Tarshop Series LXXXIII		998		13,530
Debt securities – Tarshop Series LXXXIV		-		20,927
Debt securities – Tarshop Series LXXXV		-		19,448
Debt securities – Tarshop Series LXXXVII		27,260		-
Debt securities – Tarshop Series XC		14,796		-
Debt securities – Tarshop Series XCI		19,525		-
Debt securities – Tarshop Privado Series I		98,453		-
Debt securities – Tarshop Privado Series II		656,071		-
Debt securities – Tarshop Series I		1,222,787		-
Subtotal	Ps.	2,158,130	Ps.	269,243

	June 30,
	2016		2015

Certificates of participation – BHN II	Ps.	-	Ps.	41,722
Certificates of participation – BHN III		-		14,970
Certificates of participation – CHA VI		13,737		13,592
Certificates of participation – CHA VII		-		953
Certificates of participation – CHA IX		10,181		10,677
Certificates of participation – CHA X		26,578		26,085
Certificates of participation – CHA XI		11,935		14,488
Certificates of participation – CHA XII		14,440		18,298
Certificates of participation – CHA XIII		4,277		5,330
Certificates of participation – CHA XIV		4,173		5,401
Certificates of participation – BHSA I		8,949		9,192
Certificates of participation – BACS III		1,003		1,003
Certificates of Participation – Tarshop Series LXXIX		-		48,523
Certificates of Participation – Tarshop Series LXXX		-		47,053
Certificates of Participation – Tarshop Series LXXXI		-		23,782
Certificates of Participation – Tarshop Series LXXXII		-		24,551
Certificates of Participation – Tarshop Series LXXXIII		22,045		34,032
Certificates of Participation – Tarshop Series LXXXIV		19,797		23,486
Certificates of Participation – Tarshop Series LXXXV		23,094		25,112
Certificates of Participation – Tarshop Series LXXXVI		24,817		-
Certificates of Participation – Tarshop Series LXXXVII		32,074		-
Certificates of Participation – Tarshop Series LXXXVIII		42,178		-
Certificates of Participation – Tarshop Series LXXXIX		41,048		-
Certificates of Participation – Tarshop Series XC		48,088		-
Certificates of Participation – Tarshop Series XCI		33,284		-
Certificates of Participation – Tarshop Series XCII		(920)		-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Certificates of Participation – Tarshop Privado Series I		8,288		-
Certificates of Participation – Tarshop Privado Series II		175,214		-
Certificates of Participation – Tarshop Series I		382,235		-
Subtotal	Ps.	946,515	Ps.	388,250
Total	Ps.	3,105,151	Ps.	657,493

20. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2016		2015
Sundry creditors:
Accrued fees and expenses payable …….…………….……...	Ps.	857,251	Ps.	1,291,772
Summary proceedings in financial matters N° 1320 (*)……		-		53,632
Unallocated collections……………………………………….		12,116		9,464
Withholdings and taxes payable……………………………...		57,288		96,350
Other………………………………………………………….		19,233		16,973
Total	Ps.	945,888	Ps.	1,468,191

(*) The Bank’s Board of Directors granted its approval to the actions undertaken by the Executive Committee concerning the deposit of the penalties imposed on directors, former directors, managers, former managers and statutory auditors and the fact that such amounts were charged against the statement of income in the framework of Financial Summary Proceedings No. 1320 (Note 30).

	June 30,
	2016		2015
Other:
Directors and Syndics accrued fees payable………………….	Ps.	57,109	Ps.	47,829
Payroll withholdings and contributions……………………....		99,962		91,217
Gratifications………………………………………………....		180,553		68,810
Salaries and social securities………………………………….		46,786		64,559
Total	Ps.	384,410	Ps.	272,415

21. Income from Services and Expenses on Services

Income from Services

Commissions earned consist of the following for each period:

	June 30,
	2016		2015		2014

Loan servicing fees from third parties…..………….	Ps.	50,844	Ps.	37,240	Ps.	30,854
Commissions for credit cards……...…………………		1,573,624		1,048,855		705,143
Other …..……………………………………………		158,653		209,230		130,619
Total	Ps.	1,783,121	Ps.	1,295,325	Ps.	866,616

Other income from services is comprised of the following for each period:

June 30,

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2016		2015		2014

Reimbursement of loan expenses paid by third parties………………………………………..………	Ps.	26,088	Ps.	19,547	Ps.	37,289
Income from services from PROCREAR (note 31)…		244,130		106,619		30,947
Other (*)….…………………………………………		554,535		607,096		287,917
Total	Ps.	824,753	Ps.	733,262	Ps.	356,153

(*) For the twelve-month periods ended June 30, 2016, 2015 and 2014, includes Ps. 426,829, Ps. 525,516 and Ps. 235,379, respectively, related to other income services granted by Tarshop.

Expenses on Services

Commissions expensed consist of the following for each period:

	June 30,
	2016		2015		2014

Structuring and underwriting fees…………………..	Ps.	54,879	Ps.	16,466	Ps.	14,254
Retail bank originations……………………………...		12,073		7,690		6,327
Collections…………………………………………...		303		181		159
Aerolíneas Argentinas co-branding…………………		50,952		27,329		11,398
Services on loans……………………………………..		754,359		452,188		373,412
Commissions paid to real estate agents…………….		45,056		36,688		40,707
Total	Ps.	917,622	Ps.	540,542	Ps.	446,257

22. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income is comprised of the following for each period:

	June 30,
	2016		2015		2014

Income on operations with premises and equipment and miscellaneous assets…………......................	Ps.	3,592	Ps.	578	Ps.	2,944
Rental income…………….………………………..		2,976		2,267		2,290
Interest on loans to bank staff..…………………….		35,581		31,447		26,601
Income from equity investments.…………………….		34,644		6,641		-
Other…..…………………………………………….		51,852		17,942		15,708
Total	Ps.	128,645	Ps.	58,875	Ps.	47,543

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2016		2015		2014

Depreciation of miscellaneous assets………………..	Ps.	310	Ps.	340	Ps.	388
Gross revenue tax……………………………………		9,206		7,126		4,395
Other taxes…………………………………………...		178,828		117,464		78,784
Debit card discounts…………………………………		24,718		20,624		14,285
Credit card and others discounts…………………….		59,807		40,577		43,422
Benefits prepayments………………………………..		2,856		9,268		6,008
Donations……………………………………………		51,026		39,842		24,325

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Amortization of goodwill……………………………		3,430		3,430		3,430
Payment Summary proceedings in financial matters N° 1320 (*)………………………………………….		-		53,632		-
Other …..……………………………………………		47,654		44,417		45,393
Total	Ps.	377,835	Ps.	336,720	Ps.	220,430

 (*) During The fiscal year 2015, the Bank’s Board of Directors granted its approval to the actions undertaken by the Executive Committee concerning the deposit of the penalties imposed on directors, former directors, managers, former managers and statutory auditors and the fact that such amounts were charged against the statement of income in the framework of the Financial Summary Proceedings No. 1320 (Note 30).

23. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks…..………..………..	1,222,421	28,210	10	1,250,641
Government and corporate securities..………..	2,351,646	292,729	-	2,644,375
Loans………………..………………………...	1,435,021	-	-	1,435,021
Other receivables from financial transactions...	1,011,013	-	-	1,011,013
Miscellaneous receivables………………….…	136,909	65	-	136,974
Items pending allocation………………..….…	541	-	-	541
Total as of June 30, 2016	6,157,550	321,004	10	6,478,565
Total as of June 30, 2015	3,253,549	18,591	5	3,272,145

Liabilities:
Deposits………………………………………	2,458,279	-	-	2,458,279
Other liabilities from financial transactions….	6,585,111	49	-	6,585,160
Miscellaneous liabilities………………………	12,667	20	-	12,687
Items pending allocation……………………..	496	31	-	527
Total as of June 30, 2016	9,056,553	100	-	9,056,653
Total as of June 30, 2015	3,082,324	101,490	-	3,183,814

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

As of December 31, 2015 and 2014, the Bank estimated income tax by applying the 35% tax rate to its taxable income. The amount determined as income tax was charged against income for the fiscal period under “Income Tax”. The provision for income tax is recorded under “Miscellaneous Liabilities – Other”.

The Bank has a tax net operating loss carry forward of Ps. 143,435 and Ps. 59,690 at June 30, 2016 and 2015, respectively.

25. Presumptive Minimum Income Tax

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

As of June 30, 2016 Tarshop recorded the Ps.76,144 tax credit.

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

As of June 30, 2016, the Bank's capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI) (b)	A	665,499,426	44.4%	1 vote
Banco Nación, as trustee for the Bank's Programa de Propiedad Participada (a)	B	57,009,279	3.8%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors (c) (d)	D	702,491,295	46.8%	3 votes
		1,500,000,000	100.0%
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

On December 2, 2015, the Bank took notice of an observation raised by the Superintendent of Financial Institutions reporting to the Argentine Central Bank with regard to the insurance business developed by Banco Hipotecario S.A. through BHN Vida S.A. and BHN Seguros Generales S.A.

The observation requires the enforcement of the credit scoring regulations, which impose a 12.5% limit on interests in the capital stock and voting rights of other companies.

In reply, the Bank has claimed that such observation should be revised, in that the Bank is allowed to conduct the business in question pursuant to the Privatization Law No. 24,855 and

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

its regulations, in particular Decree No. 1394/98, as continuing company of Banco Hipotecario Nacional, as set forth in the first paragraph of this Note.

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

On August 3, 2010 the proceeds of the offer and the balance of the shares referred in the preceding paragraph were made available to the holders of the Stock Appreciation Rights (StAR) coupons. With the above-mentioned offering, 999,312 Class D shares were sold in excess of those required to pay off the obligation previously mentioned. In connection with such excess sale, Ps. 554 were recorded as retained earnings to reflect the addition of the shares to the entity’s equity, which took place on January 29, 2009 as detailed in this note, and a further Ps. 834 were booked as Additional paid-in capital for the difference between the value as added to the entity’s equity and the sales value.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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
The Ordinary General Shareholders’ Meeting, held on April 13, 2011, resolved to distribute the income for the year ended on December 31, 2010 as follows: Ps. 39,063 (20%), to be applied to the

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

legal reserve Ps. 100,000 (61.59%), to be paid out as cash dividends on ordinary shares, and the balance, after the Board’s remuneration, to be maintained as retained earnings. On September 20, 2012, the BCRA reported that there were no objections against the Bank’s distribution of cash dividends for Ps. 100,000, as requested. For such reason, on October 10, 2012 such cash funds were made available to the shareholders.

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

On July 12, 2016 by means of Communication "A" 6013 the Argentine Central Bank published the updated text on “Distribution of profits” effective as from January 1, 2016 by means of Communication “A” 5827 and supplementary rules. The provisions of this communication aim at converging towards international principles and standards, among other changes, they stablish additional capital margins.

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

	June 30,
	2016		2015
Commitments to extend credit
Mortgage loans and other loans (a)….……………...	Ps.	165,636	Ps.	291,342
Credit card loans (b)…..……………………..…….		22,947,873		14,049,429
Clearing items in process (c)..…………………………		234,515		137,944
Other guarantees (d)………………………………….		483,644		57,739

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

(d)
The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties.

(e)
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

● First half of 2015
Financial institutions must prepare and file their own convergence plan and provide the name of the compliance officer appointed to such end.

Disclosure of guidelines to be observed by institutions regarding reconciliations are to be filed with the BCRA.

● Second half of 2015
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

● Year 2016
According to the method and frequency established in due course, institutions shall continue to report to the BCRA the degree of progress made by them in the IFRS convergence process. In

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

● Year 2017
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

● Year 2018
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

Half-yearly reports must be made to the BCRA, showing the progress made in the Implementation Plan. The first due date of this presentation operates on September 30, 2015. Each half-yearly report shall include a report issued by the Internal Audit Department.

As of June 30, 2016, there have been two presentations relating to the progress of the plan on September 30, 2015 and March 31, 2016. Both presentations were approved by the Board of the entity and were accompanied by an audit report approved by the internal Audit Committee.

On March 31, 2016, was sent to BCRA the reconciliation of assets and liabilities captions applying IFRS as of December 31, 2015, following the guidelines established by Communication " A" 5844, together with the special report the External Auditor.

Subsequently, reconciliations of the balances as of June 30 and December 31 must be sent, operating its due date on September 30 and March 31 respectively, until the B.C.R.A. arrange for its discontinuity. The information must be accompanied by a special report of the External Auditor.

30. Commencement of summary proceedings
I –Summary Proceedings before administrative authorities:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

In the legal counsel’s opinion, at the current stage of the proceedings and based on the precedents existing at the UIF in connection with similar cases, it is estimated that there are chances of imposing an administrative penalty. The estimated and provisioned as of December 31, 2015 amounts to Ps. 20.

2.
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

On July 3, 2015 the writ containing the defenses and arguments was filed with the Central Bank and the relevant evidence was offered.

On April 12, 2016 the Argentine Central Bank ordered the production of evidence by the parties, and all evidence previously offered was produced.

In the legal counsel’s opinion, at the current stage of the proceedings there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants will be acquitted. For such reason, no allowances have been created in this regard.

3.
       On August 11, 2015, we were notified of Resolution No. 76/15 adopted by the chairman of the Unidad de Información Financiera, which initiated a summary proceeding (sumario) against us, our Board of Directors (Eduardo Sergio Elsztain, Mario Blejer, Diego Luis Bossio, Mariana González, Edgardo Luis José Fornero, Ada Mercedes Maza, Mauricio Elías Wior, Saúl Zang, Ernesto Manuel Viñes, Gabriel Adolfo Gregorio Reznik, Jacobo Julio Dreizzen, Pablo Daniel Vergara del Carril and Carlos Bernardo Pisula) and our compliance officer for an alleged violation to section 21 a) of Law No.25,246 and to Resolution No.121/11. The UIF initiated the proceeding after an audit by the Central Bank in 2013 detected certain weaknesses in our internal anti-money laundering controls. As of the date of this offering memorandum, we have not established any provisions in connection with this proceeding. According to that resolution, the Bank and its directors would have incurred - "prima facie" - in certain defaults related to the way customers are identified, monitoring parameters , the definition of the risk matrix and the updating procedures of background and profiles of customer, among others.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On September 23, 2015, the Bank raised depositions and defenses with the UIF along with documentary evidence and produced informative evidence, IT expert opinions and oral evidence. On April 13, 2016, the production of evidence was ordered and all evidence was duly produced.

Based on the UIF’s backround on similar cases, the Bank is likely to be imposed an administrative fine. Therefore, it was deemed reasonable to create an allowance for this contingency amounting to Ps. 20, which was booked on October 22, 2015.

4. On February 15, 2016 the Bank was notified of Resolution No. 1014 issued by the Superintendent of Financial and Exchange Institutions by which it was decided to conduct summary (Summary No. 1486) under the terms of Article 41 of the Financial Institutions Law to Banco Hipotecario SA and its president Mr. Eduardo S. Elsztain for alleged violation of the rules of Communication "A" 4490 because of his failure to report -within the deadline set by the legislation applicable-, the appointment of new directors by the shareholders’ meetings held on 27 March and 24 April 2013, and having belatedly submitted documentation related to these directors. It is worth mentioning that in all cases tried to regular and alternate directors designated by the National State.

On 29 February 2016 the defenses and rebuttals were presented and accompanied the documentary evidence, which examined by the Management Contentious Financial Affairs in the Central Bank.

in light of the likelihood that the Bank could be imposed an administrative fine, it was deemed reasonable to create an allowance for this contingency amounting Ps.560, which was booked as of the closing date of these financial statements

5. On May 10, 2016 the Bank was notified of Resolution No 219 dated April 22, 2016 handed down by the Superintendent of Financial and Foreign Exchange Institutions in order to commence summary proceedings (Summary Proceedings file No. 6845) in the terms of Section 8 of the Foreign Exchange Criminal Law No. 19,359 (as signed into law pursuant to Decree No. 480/95) against Banco Hipotecario S.A. its former Manager Mr. Ricardo José González and Mrs. Luciana Sabrina Fusco and Liliana Elisabeth Sabella, on grounds of alleged breach of the rules contained in Communication “A” 5318 and “5322”, as supplemented, consisting in allegedly selling foreign currency for US$ 69,620 under residential mortgage transaction, without fulfilling the requirements set forth in the above mentioned communications.

Notice was taken of the proceedings and a request was filed for extending the deadline for filing the relevant defenses and arguments.

6. Banco de Crédito y Securitización S.A. has been notified of Resolution No. 401 dated September 7, 2012 handed down by the BCRA’s Superintendent of Financial and Exchange Institutions, ordering to start summary proceedings against this Bank and its Chairman, Mr. Eduardo S. Elsztain, due to the late filing of documentation related to the appointment of the Bank’s authorities. On October 9, 2012, the defenses and arguments of the Bank’s rights were filed. Subsequently, the Bank was notified of Resolution No. 729 dated October 23,

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2013 which imposed on the Bank and its president Punishment of Call of Care by Article 41 paragraph 1 of the Law of Financial Institutions.

Through such resolution determined fines of Ps. 320 and Ps. 393 to the bank and its directors (Eduardo S. Elsztain and Ernesto M. Viñes ), respectively. Such amounts were charged as a loss as of December 31, 2015.

BACS and the Directors filed an appeal against Resolution No. 690 in due course. The appeals are pending resolution by Panel IV of the National Court of Appeals in Federal Administrative Contentious Matters in the action styled “BACS BANCO DE CRÉDITO Y SECURITIZACIÓN S.A. ET AL V. BANCO CENTRAL DE LA REPÚBLICA ARGENTINA, in re. Financial Institutions Law No. 21,526, Section 42, Direct Appeal” (Case File No. 51,471/2015).

7. On November 25, 2014, Tarshop S.A. was notified by the Financial Information Unit that summary proceedings had been filed, identified under Resolution No. 234/14, for potential formal violations derived from the alleged non-compliance with Section 21, paragraph a) of Law 25,246 and UIF Resolutions No. 27/11 and 2/12. Summonses were sent to the Company (Tarshop S.A.), its Compliance Officer (Mauricio Elías Wior) and the Directors then in office (Messrs. Eduardo Sergio Elsztain, Saúl Zang, Marcelo Gustavo Cufré and Fernando Sergio Rubín) for them to file their defenses. In the legal counsel’s opinion, at the current stage of the proceedings and based on the precedents existing at the UIF in similar cases, it is likely that a penalty be imposed under the scope of the administrative proceedings. For such reason, allowances for Ps. 360 have been recorded in this regard.

II –Summary Proceedings pending Court Decision

1.
        On October 31, 2014, BHSA was notified of Resolution No. 685 dated October 29, 2014 handed down by the Superintendent of Financial and Foreign Exchange Institutions in the summary proceedings in financial matters No. 1320 whereby the Bank and its authorities had been charged, on one hand, with the violation of the rules governing financial aid to the Non-Financial Public Sector, with excess over the limits of fractioned exposure to credit risk from the non-financial public sector, with excess in the allocation of assets to guarantee, with failure to satisfy minimum capital requirements and with objections against the accounting treatment afforded to the “Cer Swap Linked to PG08 and External Debt” transaction and on the other hand, with delays in communicating the appointment of new directors and tardiness in the provision of documentation associated to the directors recently elected by the shareholders’ meetings.

Resolution No. 685 then fined Banco Hipotecario S.A. with Ps,4,040 and also fined BHSA’s directors (Eduardo S. Elsztain; Jacobo J. Dreizzen; Carlos B. Písula; Edgardo L. Fornero; Gabriel G. Reznik; Pablo D. Vergara del Carril; Ernesto M. Viñes; Saul Zang; Mauricio E. Wior), former directors (Clarisa D. Lifsic de Estol; Federico L. Bensadón; Jorge L. March and Jaime A. Grinberg), statutory auditors (Messrs. Ricardo Flammini; José D. Abelovich; Marcelo H. Fuxman; Alfredo H. Groppo; and Martín E. Scotto), the Area Manager Gustavo D. Efkhanian and former managers (Gabriel G. Saidón and Enrique L. Benitez) for an aggregate amount of Ps.51,581.8. Under this decision, former Statutory Auditor Ms. Silvana M. Gentile was acquitted.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

Such deposit, including the amount corresponding to the fine imposed on the Bank and the respective legal costs, totaled Ps. 57,671.9. Out this amount, Ps. 53,631.9 were computed as losses for this period in the manner described in the Minutes of the Meeting held by Banco Hipotecario S.A.’s Executive Committee on July 2, 2015 and in the Minutes of the Board Meeting held on July 15, 2015, and Ps. 4,040 were covered by a provision made in fiscal year 2014.

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

The request for injunction were rejected and the Court made progress in the proceedings for enforcing the fines against each of the defendants. For such reason, a request was made for applying the amounts subject to attachments to the payment of the relevant fines.

2.
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

Moreover, on October 8, 2013, the Bank was notified of Resolution No. 720 handed down by the Superintendent of Financial and Foreign Exchange Institutions, ordering to commence summary proceedings against the Bank and its Organization and Procedures Manager, Mr. Christian Giummarra, and the former Systems Manager, Ms. Aixa Manelli (Summary Proceedings No. 5529 on Foreign Exchange Matters) in accordance with Section 8 of the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario) –as amended by Decree 480/95- charging them with alleged violation of the foreign exchange laws in selling foreign currency to persons prohibited from trading foreign currency by the Argentine Central Bank. The cumulative amount derived from the alleged violation in the sale of foreign currency is around US$ 86.4 thousand. The relevant defenses and arguments were filed and evidence was offered in support of all the defendants subject to the summary proceedings. The BCRA opened the discovery stage, and evidence was produced in due

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

time. Once the discovery stage came to a conclusion, the attorneys submitted their closing arguments. In mid- September 2015 the summary in which both actions were accumulated) was sent by the Central Bank to Economic Criminal Justice for sentencing. Involving the Court with jurisdiction over Criminal Economic Matters No.2 (Dr. Pablo Yadarola) - Secretary No. 3 (Dr. Fernando Stockfisz) .

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

3.
On August 26, 2014, the Bank was notified of the Resolution passed by the Superintendent of Financial and Foreign Exchange Institutions No. 416 dated August 7, 2014 ordering the start of Summary Proceedings No. 5843 in the terms of Section 8 of the Foreign Exchange Criminal Regime Law No. 19,359 (as signed into law pursuant to Decree No. 480/95). In the above-mentioned summary proceedings, Banco Hipotecario, its directors (Messrs. Eduardo S. Elsztain; Jacobo J. Dreizzen; Edgardo L. Fornero; Carlos B. Písula; Gabriel G. Reznik; Pablo D. Vergara del Carril; Ernesto M. Viñes; Saul Zang; and Mauricio E. Wior) and former directors (Ms. Clarisa D. Lifsic de Estol and Mr. Federico L. Bensadón), and two former managers (Messrs. Gabriel G. Saidón and Enrique L. Benitez), are charged with failure to comply with the rules disclosed by Communication “A” 3471 (paragraphs 2 and 3) and by Communication “A” 4805 (Paragraph 2.2.) due to certain transfers of currency made abroad between August and October 2008 to guarantee the “CER Swap Linked to PG08 and External Debt” swap transaction for a total of US$ 45,968 thousand, without the authorization of the Argentine Central Bank. BHSA has been allowed to review the proceedings (case file No. 100.308/10) which are being handled by the Argentine Central Bank’s Department of Foreign Exchange Contentious Matters. The relevant defenses and arguments were filed in support of the subjects to the summary proceedings. The BCRA opened the discovery stage on March 16, 2015. Evidence was produced and the counsels for the defense’s allegations were raised in due time. Upon conclusion of the administrative stage of the proceedings, the case file was sent to the Courts with Jurisdiction over Criminal Economic Matters. On November 18, 2015, the Court with Jurisdiction over Criminal Economic Matters No. 3, presided by Dr. Rafael E. Caputo, Clerk’s Office No. 5, determined that it lacked jurisdiction to hear the case; therefore, the proceedings were forwarded to the Court with Jurisdiction over Criminal Economic Matters No. 2, which has still not determined whether it has competent jurisdiction

In the legal counsel’s opinion, at the current stage of the proceedings there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants and Banco Hipotecario S.A. will be acquitted and that therefore, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario). For such reason, no allowances have been created in this regard.

III –Concluded Summary Proceedings

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

The defenses to which the Bank is entitled were raised in due time. Within the period granted to such end, the Bank and the other defendants produced the evidence previously offered. As soon as that stage in the procedure came to a conclusion, the counsel for the defense presented their closing arguments and in August 2014, the Argentine Central Bank sent the case file to the competent court (therefore, at present the case is being heard by the Court with Jurisdiction over Criminal Economic Matters No. 7 presided by Judge Juan Galvan Greenway), Clerk’s office No. 13, presided by Ms. Mariana Zavala Duffau.
. III – BANCO HIPOTECARIO S.A., Clarisa Diana LIFSIC, Eduardo Sergio Elsztain, Gabriel Adolfo Gregorio REZNIK, Pablo Daniel VERGARA DEL CARRIL, Ernesto Manuel VIÑES, Saúl ZANG, Edgardo Luis José FORNERO, Federico León BENSADON, Jacobo Julio DREIZZEN, Jorge Miguel GROUMAN, Gabriel Gustavo SAIDON, Julio Augusto MACCHI and Carlos Bernardo PISULA WERE FULLY RELEASED OF LIABILITY for the other charges pressed against them in this action in connection with violation of the Criminal Foreign Exchange Regime Law under these summary proceedings filed by the Argentine Central Bank regarding the transactions recorded under slips Nos. 40729 and 41288 (according to the charges pressed in each case) as the alleged conducts did not match with any of the offenses set forth by law. IV – NO COURT COSTS WERE AWARDED (pursuant to Sections 143 and 144 Code of Criminal Procedure).
On April 29, 2016, final judgement was passed, whereby: I- The criminal charges files against Banco Hipotecario S.A., Clarisa Diana Lifsic, Eduardo Sergio Elsztain, Gabriel Adolfo Gregorio Reznik, Pablo Daniel Vergara Del Carril, Ernesto Manuel Viñes, Saul Zang, Julio Augusto Macchi, Carlos Bernardo Pisula, Edgardo Luis José Fornero, Federico León Bensadón and Gabriel Gustavo Saidón in connection with the transactions recorded under slips No. 21683, 21749, 22065, 22136, WERE DECLARED PARTIALLY STATUTE BARRED and the above mentioned persons WERE PARTIALLY ACQUITTED as concerns the above mentioned deeds (Section 19 of Law 19,359 and Section 434 and 443, subsection 3 and 454 of the Code of Criminal Procedure). II The criminal charges filed against Jacobo Julio Dreizzen and Jorge Miguel Grouman, in connection with the transactions recorded under slips No. 31034, 31042, 37270, 37973, 38476, 38511, 38651, 38693, 40005, 40066, 40190, 40304, 40687 and 40688 WERE DECLARED PARTIALLY STATUTE-BARRED and the above mentioned persons WERE PARTIALLY ACQUITTED as concerns the above mentioned deeds (Section 19 of Law 19,359 and Section 434 and 443, subsection 3, and 454 of the Code of Criminal Procedure). III –Banco Hipotecario S.A., Clarisa Diana Lifsic, Eduardo Sergio Elsztain, Gabriel Adolfo Gregorio Reznik, Pablo Daniel Vergara del Carril, Ernesto Manuel Viñes, Saúl Zang, Edgardo Luis José Fornero, Federico León Bensadón, Jacobo Julio Dreizzen, Jorge Miguel Grouman, Gabriel Gustavo Saidón, Julio Augusto Macchi and Carlos Bernardo Pisula WERE FULLY RELEASED OF LIABILITY for the other charges pressed against them in this action in connection with violation of the Criminal Foreign Exchange Regime Law under these summary proceedings filed by the Argentine Central Bank regarding the transactions recorded under slips Nos. 40729 and 41288 (according to the charges pressed in each case) as the alleged conducts did not match with any of the offenses set forth by law. IV – IV – NO COURT COSTS WERE AWARDED (pursuant to Sections 143 and 144 Code of Criminal Procedure).

As no appeal was lodged against it, the judgment became firm and conclusive.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

       On October 7, 2014, BHSA had been notified of Resolution No. 513 dated August 16, 2014 handed down by the Superintendent of Financial and Foreign Exchange Institutions in the summary proceedings in financial matters No. 1365 (on grounds of alleged failure to comply with the minimum requirements in terms of internal controls under Communication “A” 2525) whereby Banco Hipotecario S.A. was imposed a fine for Ps. 112 and its directors (Messrs. Pablo D. Vergara del Carril; Carlos B. Písula, Eduardo S. Elsztain, Jacobo J. Dreizzen, Gabriel G. Reznik; Edgardo L. Fornero; Ernesto M. Viñes; and Saul Zang) and former directors (Ms. Clarisa D. Lifsic de Estol and Messrs. Jorge L. March; and Federico L. Bensadón).

As required by Section 42 of the Law of Financial Institutions, the fines were paid and the relevant appeal was lodged with the National Appellate Court with Federal Jurisdiction over Contentious and Administrative Matters against the above-mentioned resolution. The fine of 112 thousand pesos was timely provisioned and paid by the Bank.

Under judgment dated June 21, 2016, the National Appellate Court with Federal Jurisdiction over Contentious and Administrative Matters – Panel IV, dismissedthe appeals lodged by Banco Hipotecario S.A. and the defendant directors, and awarded court costs against the losing appellants. The judgement became final and conclusive.

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

In addition to the obligations imposed on it under the Trust Law and the Commercial Code, the Trustee is required to:
● perform the obligations set forth in the Trust Agreement and follow the instructions imparted on it by the Executive Committee;
● carry out its duties as Trustee with the loyalty, diligence and prudence of a good businessman acting on the basis of the trust placed on him;
● exercise the powers granted to it under the Agreement, and preserve the Trust Assets;

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

● use the Trust Assets for lawful purposes, in accordance with the provisions of the Agreement and following the Executive Committee’s instructions;
● identify the Trust Property and record it in a separate accounting system, segregated from its own assets or the assets of other trusts held by it at present or in the future in the course of its business;
● prepare the Trust’s financial statements, hire the relevant audit firms and comply with the applicable disclosure regulations;
● insure the Trust Assets against risks that could affect their integrity;
● invest or reinvest the Trust’s funds in accordance with the provisions of the Agreement and following the instructions imparted by the Executive Committee.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

33. Resolutions issued by the Argentine Central Bank

Financing line for production and financial inclusion

Under Communication “A” 5874 dated December 31, 2015, the Argentine Central Bank revised the name of the credit line in effect since 2012 and started to publish the “Credit line for production and financial inclusion purposes”.

The new line will become effective on the first half of 2016. The financial institutions subject to the provisions of this circular must record a lending balance under this credit line amounting to at least 14% of the deposits from the non-financial private sector in pesos, calculated taking into account the monthly average daily balances of November 2015, being able to attribute all the balances of loans disbursed through the "Line of credit for productive investment " in so far as the case of destinations also supported by this line.

At least 75% of the quota must be granted to SMEs. In calculating the quota, the average daily balances of outstanding loans during the first half of 2016 will be considered. The highest rate applicable under this line should be a fixed nominal rate of 22% per annum for the first 36 months, except for the purchase of portfolio and mortgage loans and loans for the acquisition of rights over trusts for the construction of real property to individuals, which will be a mixed interest rate. For clients who do not qualify as SMEs, the rate will be freely agreed upon.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Finally, under Communication "A" 5975 dated May 17, 2016 the Argentine Central Bank established the 2016 second quota under the "Fianncing line of production and financial inclusion", whereby a lending balance equal to at least 15.5 % of the non-financial private sector deposits in pesos, calculated taking into account the monthly average daily balances of May 2016, must be recorded under this line.

At the closing of these financial statements BHSA had recorded in average Ps. 1,401,724 as principal and interest under BHSA’s assets in connection with this credit line.

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

It has been determined that starting on July 27, 2015 the rates can’t be less than the product arising from the last reference interest rate and a coefficient according to the original term of the imposition, as follows:

 - from 30 to 44 days: 0.91
- from 45 to 59 days: 0.93
- from 60 to 89 days: 0.97
- from 90 to 119 days: 0.97
- from 120 to 179 days: 0.98
- from 180 days or more: 0.99

These minimum rates apply to all Peso-denominated term deposits of up to Ps.1,000 on behalf of holders who are human and / or legal persons.

Finally, the Argentine Central Bank provides that failure to comply with the minimum rate level shall result in an increase in minimum cash requirements in Pesos for an amount equivalent to all relevant term deposits for the month following that when the failure to comply takes place. No offsets among term deposits are allowed. In addition to the foregoing, summary proceedings shall be commenced in accordance with the guidelines laid down by the Superintendent of Financial and Foreign Exchange Institutions.

This regulation was repealed by the Argentine Central Bank through Communication “A” 5853, as described in the following item.

Interest rates on lending transactions. Financing subject to interest rate regulation by the Central Bank.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

On December 17, 2015, under Communication "A" 5853 the BCRA repealed the above mentioned Communications and thus eliminated any regulation on rates, for both lending transactions and term deposits. This new rule will became applicable to any loans agreed upon from December 17, 2015 onwards.

However, the BCRA provides that financial institutions shall disclose the total financial cost of lending transactions (by displaying it at their offices and in press ads) subject to specific typeface size requirements.

Moreover, it establishes a timetable for violations detected until June 30, 2016 for transactions subject to regulated interest rates, i.e., those outstanding as of December 16, 2015; and for violations detected from January 1, 2016 onwards, the provisions set forth in Communication “A” 5849 shall apply.

The mechanism provided in such rule imposed the obligation to reimburse the excess amount collected and any expenses incurred by clients in filing their claims.

Protection granted to users of financial services

On March 23, 2016 following Communication "A" 5928 the Argentine Central Bank decided that all savings accounts shall be free of charge, including the use of debit cards and that the fees charged by the bank can be raised by up to twenty percent (20%), insofar as the customer is informed of these increases at least 60 days before their effective application in the case of products sold for a price. Bank shall be free to determine the fees to be charged by them starting September 1, 2016.

Financial institutions shall be under duty to inform their competitors’s prices when they decide to change a price and to insert a highlighted hyperlink on their website with the name "Price Comparison " leading to BCRA’sweb page which will show the charges applied by peer banks on their different products.

Finally, under Communication "A" 5993 dated June 22, 2016 the Argentine Central Bank put an end to the "Financial service fees and/or charges " reporting scheme and establishes a new transparency reporting scheme, whereby financial institutions are required to disclose on a monthly basis the fees and charges of the products and/or services offered to users of financial services.

Assignment of financial and foreign exchange institutions’ foreign currency position

On December 17, 2015 under Communication "A " 5828, the BCRA provided that financial institutions authorized to carry out foreign exchange transactions, should sell to the BCRA their positive foreign currency position as of the closing of business on December 16, 2015 valued at reference exchange rate prevailing on such date, and could then repurchase it in full, on December 17, 18 or 21, 2015 at the reference exchange rate prevailing on the repurchase date.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In orden to exercise this option, the institutions filed a notice signed by their highest local authority by 10 a.m. on the selected repurchase date, sent to the General Transactions Sub-Management Department, giving express notice of their decision to effect such repurchase.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

The following tables summarize the main reconciling items between Argentine GAAP and U.S. GAAP:

Reconciliation of net income:
		June 30,
		2016	2015	2014
Net income as reported under Argentine Banking GAAP	Ps.	1,115,530	537,190	627,027
U.S. GAAP adjustments:
- Loan origination fees and costs………………….	(a)	(131,794)	(19,325)	27,525
- Loan loss reserve ....………………………………	(b)	(30,165)	(30,703)	(29,677)
- Derivative financial instruments...……………….	(c)	-	876	(941)
- Government securities …………………………...	(d)	(12,429)	18,230	(17,669)
- Financial liabilities……….………………………	(e)	77,581	2,709	4,136
- Securitizations…………………..………………..	(f)	(41,251)	16,434	(10,725)
- Intangible assets………………………………….
Software costs……………………………..…	(g)	1,522	(26,525)	(18,396)
Other intangible assets……………………….	(g)	59	(3,156)	(4,793)
Business combinations………...………...…..	(g)	990	991	989
- Impairment of fixed and foreclosed assets.……...	(h)	1,116	944	983
- Miscellaneous assets.………………………..…...	(n)	(30,848)	-	-
- Vacation provision..……………………………..	(j)	(17,010)	(17,302)	(18,955)
- Insurance technical reserve..…………………….	(k)	(960)	2,780	1,398
- Capitalization of interest cost…….………………	(l)	(4,001)	775	301
- Financial guarantees issued...…….………………	(m)	(1,209)	-	-
- Deferred income tax……………………………..	(o)	94,028	44,673	55,122
- Non-Controlling interest..………………………..	(i)	(5,998)	(13,658)	(11,031)
Net income in accordance with U.S. GAAP	Ps.	1,015,161	514,933	605,294
- Less Net (Gain) / Loss attributable to the Non-Controlling interest……………………………..….	(i)	18,311	4,369	10,284
Net income attributable to Controlling interest in accordance with U.S. GAAP	Ps.	1,033,472	519,302	615,578
Basic and diluted net income per share in accordance with U.S. GAAP		6.937	3.519	4.136
Average number of shares outstanding (in thousands)………………………………………….		1,463,365	1,463,365	1,463,365

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of shareholders’ equity

		June 30,
		2016	2015
Total shareholders' equity under Argentine Banking GAAP	Ps.	5,816,242	4,700,716
U.S. GAAP adjustments:
- Loan origination fees and costs..…………………...	(a)	(222,687)	(90,893)
- Loan loss reserve …………………………………..	(b)	(250,706)	(220,541)
- Government securities…..………….………………	(d)	(4,697)	37,759
- Financial liabilities…...…………………………….	(e)	87,863	10,282
- Securitizations…………………...…………………	(f)	(56,693)	(15,442)
- Intangible assets………………………………….…
Software costs………………………….………	(g)	(62,366)	(63,888)
Other intangible assets……………………...….	(g)	-	(59)
Business combinations….………...………..…..	(g)	(186)	(1,176)
- Impairment of fixed and foreclosed assets…………	(h)	(36,263)	(37,379)
- Miscellaneous assets ……………………….………	(n)	(30,848)	-
- Vacation provision…………………………………	(j)	(74,644)	(57,634)
- Insurance technical reserve…………………………	(k)	(1,299)	(339)
- Capitalization of interest cost………………………	(l)	-	4,001
- Financial guarantees issued...…….………………	(m)	(1,209)	-
- Deferred income Tax……………………….………	(o)	352,931	258,903
- Non-Controlling interest..…………………………..	(i)	130,207	67,957
Total Shareholders’ Equity under U.S. GAAP	Ps.	5,645,645	4,592,267
- Non-Controlling Interest under U.S. GAAP…..…..	(i)	(118,063)	(68,126)
Consolidated Parent Company Shareholders’ Equity under U.S. GAAP	Ps.	5,527,582	4,524,141

Description of changes in shareholders’ equity under U.S. GAAP:

	Total Shareholders’ Equity
Balance as of June 30, 2014	Ps.	4,031,065
Cash dividends		(41,817)
Other Comprehensive Income		15,591
Net income for the twelve-month period in accordance with U.S. GAAP		519,302
Balance as of June 30, 2015	Ps.	4,524,141
Other Comprehensive Income		(30,031)
Net income for the twelve-month period in accordance with U.S. GAAP		1,033,472
Balance as of June 30, 2016	Ps.	5,527,582

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans, different from those originated under the Pro.Cre.Ar program.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

Therefore the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP for Banco Hipotecario S.A. as of June 30, 2016 and 2015 amounted to Ps. (222,687) and (90,893), respectively.

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

As of June 30, 2016 and 2015, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps.60,574 and Ps. 39,753, respectively.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c)
incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

As a result of the analysis mentioned before, the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. (193,715) and Ps. (129,868), for 2016 and 2015, respectively.

d)
Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank. Under U.S. GAAP recoveries of loans previously charged off should be recorded when received. As of June 2016 and 2015, the Bank recorded an adjustment to shareholders’ equity related to reinstated loans of Ps. (48,146) and Ps. (62,502), respectively.

e)
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

As a result of the analysis mentioned before, the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. (69,419) and Ps. (67,924), for 2016 and 2015, respectively.

As a result of analysis performed the breakdown of the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of June 30, 2016 and 2015 is as follows:

	2016			2015
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity

Migration analysis (*)	412,693	606,408	(193,715)	346,797	476,665	(129,868)
ASC 310-10	84,157	23,583	60,574	91,365	51,612	39,753
Reinstated loans	-	48,146	(48,146)	-	62,502	(62,502)
Subtotal	496,850	678,137	(181,287)	438,162	590,779	(152,617)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2016			2015
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity

Reconsolidated trusts	196,202	265,621	(69,419)	76,232	144,156	(67,924)
Subtotal	196,202	265,621	(69,419)	76,232	144,156	(67,924)

Total	693,052	943,758	(250,706)	514,394	734,935	(220,541)

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

d. Government securities

The following table summarizes the U.S. GAAP shareholders’ equity adjustment related to other government securities, as of June 30, 2016 and 2015:

	June 30,
	2016		2015

Discount Bonds	Ps.	-	Ps.	(534)
Unquoted Securities issued by the BCRA		1,525		1,352
Bills issued by Provincial Governments		(10,167)		8,472
Other National Government Bonds		3,945		28,469
Total	Ps.	(4,697)	Ps.	37,759

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

●
Discount Bonds
●

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

As of June 30, 2015 and 2015 the Discount Bonds were considered available for sale securities for U.S. GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.
As of June 30, 2015 the following table shows the amortized cost, book value and fair value of the mentioned bond.

	2015
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Discount Bonds	9,624	9,624	9,090	(11,013)	(534)

During the period ended June 30, 2016, all Discount Bonds were sold. Therefore, the 2016 U.S. GAAP net income reconciliation includes the reversal of the 2015 shareholders’ equity adjustment of Ps. (534) plus Ps. 534 of gains previously recorded through other comprehensive income, which that are being realized and reversed through the income statement during the period ended June 30, 2016.

●
Other Bonds

Under Argentine Banking GAAP, as of June 30, 2016 and 2015, some National Government Bonds, unquoted securities issued by the BCRA and bills issued by Provincial Governments have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.
As of June 30, 2016 and 2015 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2016					2015
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Unquoted securities issued by the BCRA	1,251,461	1,251,461	1,252,986	1,525	1,525	1,719,856	1,719,856	1,721,208	1,352	1,352
Bills issued by Provincial Governments	503,200	503,200	493,033	2,259	(10,167)	539,172	539,172	547,644	8,472	8,472

Other National Government Bonds	377,990	377,990	381,935	3,945	3,945	648,921	648,921	677,390	28,469	28,465

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

As of June 30, 2016 the fair value of the Bills issued by Provincial Governments is less than its amortized cost. The Bank as a result of its analysis has determined that, as of June 30, 2016, unrealized losses on some Bills, are not temporary, consequently the Bank has recorded an other-than temporary impairment for U.S. GAAP purposes. Therefore the fair value of the security was determined on the balance sheet date based on their market value and will constitute the new cost basis for the asset. In addition, the bank has performed an impairment analysis for the rest of their portfolio and no other than temporary impairment were detected.

e. Financial liabilities

Bonds
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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Subordinated bonds
On June 22, 2015 BACS Banco de Crédito y Securitización S.A., issued negotiable obligations that are convertible into the Company’s ordinary and book-entry shares for a principal amount of Ps.100,000. The private offering of the convertible negotiable obligations was solely addressed to the Company’s shareholders. IRSA Inversiones y Representaciones Sociedad Anónima subscribed all the convertible negotiable obligations.

Under Argentine Banking GAAP the subordinated negotiable obligations have been recorded at their residual value plus interests accrued.

According to ASC 470-20-25-5, an embedded beneficial conversion feature present in a convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid in capital.

As of June 30, 2016 and 2015 the shareholder’s equity adjustment, for both concepts, amounts to Ps. 87,863 and Ps. 10,282, respectively.

f. Securitizations

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

Under U.S. GAAP the primary beneficiary of a variable interest entity (VIE) is required to consolidate its assets and liabilities. An entity is considered a VIE if it possesses one of the following characteristics:

●
  Insufficient Equity Investment at Risk
●
  Equity lacks decision-making rights
●
  Equity with non-substantive voting rights
●
  Lacking the obligation to Absorb an Entity´s Expected Losses
●
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

For U.S. GAAP purposes, as of June 30, 2016 and 2015, the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See note 33.b. for allowance for loan losses.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

No servicing assets or liabilities have been recognized.

The total shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2016 and 2015 amounted to Ps. (56,693) and Ps. (15,442), respectively.

Additional information required by U.S. GAAP

The Bank adopted ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	June 30,
	2016		2015

Cash and due from banks	Ps.	224, 065	Ps.	88,236
Loans (net of allowances)		4,425,255		2,235,655
Other assets		1,181,403		1,149,023
Total Assets	Ps.	5,830,723	Ps.	3,472,914

Debt Securities	Ps.	4,575,569	Ps.	2,868,064
Certificates of Participation		1,062,201		451,365
Other liabilities		192,953		153,485
Total Liabilities	Ps.	5,830,723	Ps.	3,472,914

As of June 30, 2016, the Bank’s maximum loss exposure, which amounted to Ps. 5,830,723, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

g. Intangible Assets

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

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2016 and 2015 amounted to Ps. (62,366) and Ps. (63,888), respectively.
Other intangible assets

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 amounted to Ps. (59), respectively, related to the contractual position in contracts for the issuance of credit cards and the accounts of customers recorded as intangibles assets for U.S. GAAP purposes.

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

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2016 and 2015 the Bank has a balance of Ps. 12,320 and Ps. 15,277, respectively, related to the goodwill.

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
Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,728 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to income on a straight-line basis during 120 months. As of June 30, 2016 and 2015 the Bank recorded such balance which amounted to Ps. 2,758 and Ps. 3,231, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

h. Impairment of fixed assets and foreclosed assets
Under Argentine Banking GAAP, fixed assets and foreclosed assets are restated for inflation using the WPI index at February 28, 2003. As such, the balances of fixed assets and foreclosed assets were increased approximately 120%.

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

As of June 2016 and 2015, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2016 and 2015 amounted to Ps. (36,263) and Ps. (37,379), respectively. The differences between periods are due to depreciation recorded under Argentine Banking GAAP.

i. Non-controlling interest

Argentine Banking GAAP rules require recording non-controlling interests as a component of the liabilities. ASC 810 requires recording such interests as shareholders’ equity. In addition, the U.S. GAAP adjustment represents the allocation to the non-controlling interest of non-wholly owned subsidiaries of certain U.S. GAAP adjustments related to such subsidiaries.

j. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For U.S. GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2016 and 2015 amounted to Ps. (74,644) and Ps. (57,634), respectively.

k. Insurance Technical reserve

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

Therefore, the technical reserves for the twelve-month periods ended June 30, 2016 and 2015 were adjusted for U.S. GAAP purposes. Shareholders’ equity adjustment as of June 30, 2016 and 2015 amounted to Ps. (1,299) and Ps. (339), respectively.

l. Capitalization of interest cost

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
Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 amounted to Ps. 4,001, respectively.

m. Financial guarantees issued

During the twelve-month period ended June 30, 2016, the Bank entered into different agreements to guarantee lines of credit of selected customers. As of June 30, 2016, guarantees granted by the Bank amounted to Ps. 463,107.

Under Argentine Banking GAAP the guarantees are recorded in memorandum accounts. As of June 30, 2016, for U.S. GAAP purposes the Bank recognized a liability for the fair value of the obligations assumed at its inception in accordance with the requirements of ASC 460. Such liabilities are being amortized over the expected term of the guarantee. As of June 30, 2016, the fair value of the guarantees less the estimated proceeds from collateral amounted to Ps. (1,209).

As of June 30, 2016, the Bank maintained the following guarantees:

	As of June 30, 2016
	Maximum Potential Payments (*)		Estimated Proceeds from collateral resource		U.S. GAAP adjustment
Financial guarantees	Ps.	463,107	Ps.	4,398	Ps.	(1,209)
	Ps.	463,107	Ps.	4,398	Ps.	(1,209)

(*) The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

n. Miscellaneous assets

Under Argentine Banking GAAP, the stock of forms, books, prints, stationery and other assets of a similar nature the entity has to be used in the future, are booked under the caption “Miscellaneous assets”.

For U.S. GAAP purposes, the amounts expensed in these items should be recognized as a cost incurred during the period.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2016 amounted to Ps. (30,848).

o. Deferred Income Tax

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

As of June 30, 2016 and 2015, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carry forward and all the temporary differences, with future taxable income.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 352,931 and Ps. 258,903, as of June 30, 2016 and 2015, respectively.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2016, there were no uncertain tax positions.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2016, by major tax jurisdictions in which the Bank operates:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Jurisdiction	Tax year
Argentina	2011 – 2015

p. Items in process of collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

The Bank’s assets and liabilities would be increased by approximately Ps. 234,515 and Ps. 137,944, had U.S. GAAP been applied at June 30, 2016 and 2015, respectively.

II.
 Additional disclosure requirements:

q. Fair Value Measurements Disclosures

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

●
Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●
Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●
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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

Assets (by Class of asset)

a)
Securities

As of June 30, 2016 and 2015 the Bank’s securities are classified within level 1of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities. Furthermore the Bank´s instruments issued by BCRA with no volatility published by the BCRA and bills issued by Provincial Governments are classified within Level 2 using quoted prices available of similar assets.

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

The following table presents the financial instruments, by class of asset and liabilities, carried at fair value as of June 30, 2016 and 2015, by ASC 820-10 valuation hierarchy (as described above).

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Balances as of June 30, 2016
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Government and corporate securities
Trading securities	2,592,155	2,592,155	-	-
Available for sale securities	894,122	727,009	167,113	-
Instruments issued by the BCRA	1,296,723	1,263,657	33,066	-
Corporate securities	490,538	490,538	-	-

Other receivables from financial transactions
Trading securities	903,031	903,031	-	-
Available for sale securities	260,298	260,298	-	-
Futures	50,637	50,637	-	-

Miscellaneous assets
Trading securities	14,350	14,350	-	-

TOTAL ASSETS AT FAIR VALUE	6,501,854	6,301,675	200,179	-

LIABILITIES

Other obligations from financial transactions
Trading securities	(792,149)	(792,149)	-	-
Available for sale securities	(71,880)	(53,307)	(18,573)	-
Futures	(37,864)	(37,864)	-	-

Deposits
Trading securities	(776,687)	(776,687)	-	-

TOTAL LIABILITIES AT FAIR VALUE	(1,678,580)	(1,660,007)	(18,573)	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

q. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the periods ended June 30, 2016 and 2015 respectively:

	As of June 30, 2016
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	19,621	Ps.	19,621
Ending balance: collectively evaluated for impairment		920,175		3,962		924,137
Ending Balance	Ps.	920,175	Ps.	23,583	Ps.	943,758
Financing receivables:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	21,635	Ps.	21,635
Ending balance: collectively evaluated for impairment		19,821,668		7,646,522		27,468,190
Ending Balance	Ps.	19,821,668	Ps.	7,668,157	Ps.	27,489,825

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2015
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	26,410	Ps.	26,410
Ending balance: collectively evaluated for impairment		683,323		25,202		708,525
Ending Balance	Ps.	683,323	Ps.	51,612	Ps.	734,935
Financing receivables:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	44,496	Ps.	44,496
Ending balance: collectively evaluated for impairment		15,266,470		6,853,897		22,120,367
Ending Balance	Ps.	15,266,470	Ps.	6,898,393	Ps.	22,164,863

The activity in the allowance for loan losses for period is as follows:

	As of June 30,
	2016		2015
Allowance for credit losses:
Beginning Balance	Ps.	734,935	Ps.	596,656
Charge-offs		(177,834)		(267,694)
Provision for loan losses		386,657		405,973
Ending Balance	Ps.	943,758	Ps.	734,935

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010 - 20, as of June 30, 2016 and 2015:

	As of June 30, 2016
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	21,635	Ps.	18,389	Ps.	19,621
Total	Ps.	21,635	Ps.	18,389	Ps.	19,621

	As of June 30, 2015
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	44,496	Ps.	37,658	Ps.	26,410
Total	Ps.	44,496	Ps.	37,658	Ps.	26,410

The average recorded investment in impaired loans amounted Ps. 1,983 and Ps. 42,349, as of June 30, 2016 and 2015, respectively. There is no amount of interest income recognized during the time within the period that the loans were impaired.

Non-accrual accounts receivables and Past due

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency” and “Uncollectible”.

The following table represents the amounts of nonaccruals, as of June 30, 2016 and 2015, respectively:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30,
	2016		2015
Consumer
Advances	Ps.	342	Ps.	187
Mortgage Loans		26,996		30,739
Personal Loans – BHSA		100,484		88,514
Personal Loans – Financial trusts		92,396		52,827
Personal Loans – Tarshop		-		-
Credit Card Loans – BHSA		152,892		115,792
Credit card Loans – Tarshop		316,083		109,319
Total Consumer	Ps.	689,193	Ps.	397,378
Commercial
Performing Loans	Ps.		Ps.
Impaired Loans		21,635		44,496
Total Commercial	Ps.	21,635	Ps.	44,496

Total Non accrual loans	Ps.	710,828	Ps.	441,874

An aging analysis of past due account receivables, segregated by class of account receivables, as of June 30, 2016 and 2015 was as follows:

	As of June 30, 2016
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	266	107	218	17	608	12,701	13,309
Mortgage Loans	25,838	5,163	4,409	17,424	52,834	2,536,670	2,589,504
Personal Loans – BHSA	111,179	46,890	53,051	543	211,663	2,916,970	3,128,633
Personal Loans – Financial trusts	8,648	9,994	33,458	48,944	101,044	131,044	232,088
Personal Loans – Tarshop	3,787	-	-	-	3,787	92,804	96,591
Credit Card Loans – BHSA	111,061	78,226	74,571	95	263,953	9,627,352	9,891,305
Credit card Loans – Tarshop	139,332	162,809	148,651	4,623	455,415	3,414,823	3,870,238
Total Consumer Loans	400,111	303,189	314,358	71,646	1,089,304	18,732,364	19,821,668

Commercial:
Performing Loans	1,763	-	-	-	1,763	7,644,759	7,646,522
Impaired loans	-	6	3,673	17,956	21,635	-	21,635
Total Commercial Loans	1,763	6	3,673	17,956	23,398	7,644,759	7,668,157
Total	401,874	303,195	318,031	89,602	1,112,702	26,377,123	27,489,825

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended June 30, 2016 and 2015:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2016
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	12,701	266	107	218	17	13,309
Mortgage Loans	2,536,670	25,838	5,163	4,409	17,424	2,589,504
Personal Loans – BHSA	2,916,970	111,179	46,890	53,051	543	3,128,633
Personal Loans – Financial trusts	131,044	8,648	3,542	88,854	-	232,088
Personal Loans – Tarshop	92,804	3,787	-	-	-	96,591
Credit Card Loans – BHSA	9,627,352	111,061	78,226	74,571	95	9,891,305
Credit card Loans – Tarshop	3,414,823	139,332	162,809	148,651	4,623	3,870,238
Total Consumer Loans	18,732,364	400,111	296,737	369,754	22,702	19,821,668

Commercial:
Performing loans	7,644,759	1,763	-	-	-	7,646,522
Impaired loans	-	-	6	3,673	17,956	21,635
Total Commercial Loans	7,644,759	1,763	6	3,673	17,956	7,668,157
Total Financing Receivables	26,377,123	401,874	296,743	373,427	40,658	27,489,825
	As of June 30, 2015
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	17,846	904	119	62	6	18,937
Mortgage Loans	2,662,466	24,196	6,707	4,350	19,682	2,717,401
Personal Loans – BHSA	2,449,316	74,437	40,349	47,916	249	2,612,267
Personal Loans – Financial trusts	796,527	24,931	31,418	21,550	-	874,426
Credit Card Loans – BHSA	7,349,464	58,835	53,133	62,318	341	7,524,091
Credit card Loans – Tarshop	1,297,727	112,302	49,500	53,187	6,632	1,519,348
Total Consumer Loans	14,573,346	295,605	181,226	189,383	26,910	15,266,470

Commercial:
Performing loans	6,852,329	1,568	-	-	-	6,853,897
Impaired loans	-	-	173	11,402	32,921	44,496
Total Commercial Loans	6,852,329	1,568	173	11,402	32,921	6,898,393
Total Financing Receivables	21,425,675	297,173	181,399	200,785	59,831	22,164,863

Troubled debt restructuring

According to BCRA regulations, a refinancing is considered to exist whenever any of the original contractually agreed conditions for a financing transaction (term, capital, interest or rate) are modified.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

The following table presents for the financing receivables modified as troubled debt restructurings within during the last two periods:

	As of June 30, 2016
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	35	Ps.	950
Mortgage Loans	109		2,826
Personal Loans	5,260		141,884
Credit Card Loans – BHSA	12,038		195,570
Credit card Loans – Tarshop	17,275		167,361
Total Consumer	34,717	Ps.	508,591

Commercial
Performing Loans	-	Ps.	-
Impaired Loans	-		-
Total Commercial	-	Ps.	-

Total TDRs	34,717	Ps.	508,591

	As of June 30, 2015
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	63	Ps.	1,463
Mortgage Loans	174		4,490
Personal Loans	6,921		160,312
Credit Card Loans – BHSA	21,472		245,522
Credit card Loans – Tarshop	15,512		92,758
Total Consumer	44,142	Ps.	504,545

Commercial
Performing Loans	-	Ps.	-
Impaired Loans	-		-
Total Commercial	-	Ps.	-

Total TDRs	44,142	Ps.	504,545

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30,
	2016			2015
	Number of contracts	Recorded investment		Number of contracts	Recorded investment
Consumer
Advances	8	Ps.	180	10	Ps.	197
Mortgage Loans	100		2,203	25		783
Personal Loans	1,176		26,913	1,116		21,602
Credit Card Loans – BHSA	3,176		35,285	672		7,923
Credit card Loans – Tarshop	5,574		36,315	5,146		26,253
Total Consumer	10,034	Ps.	100,896	6,969	Ps.	56,758

Commercial
Performing Loans	-	Ps.	-	-	Ps.	-
Impaired Loans	-		-	-		-
Total Commercial	-	Ps.	-	-	Ps.	-

Total TDRs that subsequently defaulted	10,034	Ps.	100,896	6,969	Ps.	56,758

Allowance for Credit Losses

Accounts receivable balances are classified as uncollectible and written off from the Consolidated Balance Sheet when 365 days past due and subsequently recorded in memorandum accounts.

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended June 30, 2016 and 2015 was as follows:

	Argentine Banking GAAP		U.S. GAAP		Adjustment
June 30, 2015	Ps.	514,394	Ps.	734,935	Ps.	(220,541)

Variances		178,658		208,823		(30,165)

June 30, 2016	Ps.	693,052	Ps.	943,758	Ps.	(250,706)

s. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2016, 2015 and 2014, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2016		2015		2014
Income Statement

Financial income	Ps.	9,063,628	Ps.	5,559,510	Ps.	4,666,910
Financial expenses		(5,612,760)		(3,241,306)		(2,399,052)
Net financial income	Ps.	3,450,868	Ps.	2,318,204	Ps.	2,267,858
Provision for loan losses		(386,657)		(405,973)		(333,025)
Income from services		4,307,451		3,264,698		2,145,423
Expenses for services		(1,089,690)		(768,870)		(682,638)
Administrative expenses		(4,539,637)		(3,411,162)		(2,380,651)
Net income from financial transactions	Ps.	1,742,335	Ps.	996,897	Ps.	1,016,967
Miscellaneous income		546,543		317,530		188,928
Miscellaneous expenses		(669,358)		(466,554)		(286,596)
Income before income taxes and Non-controlling interest....………………	Ps.	1,619,520	Ps.	847,873	Ps.	919,299
Income taxes		(604,359)		(332,940)		(314,005)
Net income under U.S. GAAP	Ps.	1,015,161	Ps.	514,933	Ps.	605,294
Less Net (Loss) attributable to the Non-controlling interest…………...		18,311		4,369		10,284
Net income attributable Controlling interest in accordance with U.S. GAAP……………………………..…	Ps	1,033,472	Ps	519,302	Ps	615,578

Other comprehensive income (loss):

Unrealized gains (loss) on securities		(30,031)		15,591		22,283
Other comprehensive income (loss)…………………………………	Ps	(30,031)	Ps	15,591	Ps	22,283
Comprehensive income …..………..	Ps.	1,003,441	Ps.	534,893	Ps.	637,861

t. Risks and Uncertainties

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

u. U.S. GAAP estimates

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

v. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2016 and 2015. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

35. New authoritative pronouncements

During the twelve-months ended June 30, 2016, the FASB has issued Accounting Standards Updates. Those updates applicable for the Bank are mentioned below:

ASU 2015-03
The FASB issued in April 2015 the Accounting Standards Update No. 2015-03 “Interest—Imputation of Interest (Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Costs”. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements.

The Board received feedback that having different balance sheet presentation requirements for debt issuance costs and debt discount and premium creates unnecessary complexity. Recognizing debt issuance costs as a deferred charge (that is, an asset) also is different from the guidance in IFRS, which requires that transaction costs be deducted from the carrying value of the financial liability and not recorded as separate assets. Additionally, the requirement to recognize debt issuance costs as deferred charges conflicts with the guidance in FASB Concepts Statement No. 6, Elements of Financial Statements, which states that debt issuance costs are similar to debt discounts and in effect reduce the proceeds of borrowing, thereby increasing the effective interest rate. Concepts Statement 6 further states that debt issuance costs cannot be an asset because they provide no future economic benefit.

To simplify presentation of debt issuance costs, the amendments in this Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.

ASU 2015-15
In August 2015, the FASB issued the Accounting Standards Update No. 2015-15 “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”. The amendments in this Update provide guidance on accounting for the costs on line-of-credit arrangements.

Given the absence of authoritative guidance within Update 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.

The impact of this ASU has not any significant effect in the U.S. GAAP disclosures and financial information for the Bank.

ASU 2015-16
In September 2015, FASB issued ASU 16 “Simplifying the Accounting for Measurement-Period Adjustment”

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

ASU 2016-01
In January 2016, the FASB issued the Accounting Standards Update No. 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this Update: i) Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; ii) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; iii) eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and iv) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; among other changes.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.

The impact of this Update has not any significant effect in the present U.S. GAAP financial statements.

ASU 2016-02
Accounting Standard Update 2016-02 “Leases (Topic 842)” was issued in February 2016. The FASB is issuing this Update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To meet that objective, the FASB is amending the ASC and creating Topic 842, Leases. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years.

The impact of this Update has not any significant effect in the present U.S. GAAP financial statements.

36. BHN Inversión S.A.’s dividend distribution

On March 9, 2016 the Ordinary Shareholders' Meeting of BHN Sociedad de Inversión S.A. approved the payment of cash dividends and / or government securities for Ps 650,000 authorizing the Board to make the distribution in the form and opportunity in the year 2016 sees fit.

On March 30, 2016 BHN Sociedad de Inversión S.A. made a first payment of dividends in government securities for Ps 330,000.

37. BACS Banco de Crédito y Securitización S.A. - Representations before the Central Bank to perform the activities planned for a commercial bank of first grade

On October 20, 2015 the Extraordinary General Shareholders’ unanimously approved to:
●
Delegate in the Board of Directors the broadest powers to take all steps, events and presentations necessary for the purposes of processing the license to operate as a commercial bank of first grade to the Central Bank and also prepare, approve , manage and execute all documentation -whether public or private instrument- that is required by the institution for the purpose of the authorization, and
●
Authorize the Board of Directors to delegate the powers mentioned in the preceding point in one or more of its members or one or more of the managers of the company

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

38. Supplementary services to the financial business

Pursuant to Communication “A” 5700, the Argentine Central Bank included changes in the rules on “Supplementary services to the financial business and permitted activities”, “Consolidated supervision” and “Minimum capitals of financial institutions”.

As concerns the scope of the supplementary services, it is allowed to hold interests in the stock capital of companies engaged in the development of two of the subject activities to the extent that, in the opinion of the SEFyC, both activities are economically related to each other and there are no legal inconsistencies that would prevent them from being developed jointly.

The subject activities include the issuance of credit, debit and similar cards. This notwithstanding, provided that 25% of the total financing amount as of the closing date of each month is not exceeded, loans not subject to the credit card law may be extended to financial services users, in which cases the provisions on “Interest rates applicable to lending transactions” shall be complied with.

On the other hand, changes are introduced in the calculation of the regulatory capital (responsabilidad patrimonial computable) to reflect the impact of these amendments.

As a result of such Communication, on March 16, 2015, Tarshop SA’s General Extraordinary Shareholders’ Meeting approved an amendment to its corporate purpose. According to such amendment, the company may grant and market consumer loans and consumer credits and financing for users of financial services pursuant to the Argentine Central Bank’s rules and regulations, handle the collection of utility bills, credits and similar items, render payroll and supplier payment and revenue collection services.

In such regard, on June 3, 2016, the Argentine Central Bank awarded the Company a Provisional Authorization Code in the Register of Other Non-Financial Credit Providers, and thus allowed it to start granting consumer loans, in line with the amendment to the corporate purpose recorded with the General Superintendency of Corporations on January 8, 2016 under number 437, book 77 of Corporations, and authorized by the Argentine Securities Commission under Resolution No. 17,930 dated December 21, 2015.

39. Subsequent events

Negotiable obligations

The following table shows the amount, interest rate and maturity date of each series issued after June 30, 2016:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Issue date	Maturity date	Annual interest rate
Banco Hipotecario S.A.
Series XXXVIII (Ps. 145,200)	08/18/16	02/18/18	Badlar+300bp
Series XXXIX (Ps. 343,241)	08/18/16	08/18/19	Badlar+349bp
Series XL (Ps. 6,078,320)	10/12/16	01/12/20	Badlar + 250bp
BACS Banco de Crédito y Securitización S.A.
Series IX (Ps. 249,500)	07/27/16	07/27/18	Badlar +345bp

Tarshop S.A.
Class I (Ps. 204,033)	09/07/16	03/07/18	Badlar +448bp
Class II (Ps. 67,360)	09/07/16	03/07/19	Badlar +499bp

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

/s/Marks Paneth LLP
New York, NY
 October 31, 2016

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30,
(Amounts in US dollars)

ASSETS

	2015	2014

Real estate, net	$ 140,469,010	$ 142,358,747
Cash and cash equivalents	1,075,395	851,726
Tenant receivables, net of allowance for doubtful accounts of
$132,141 and $7,264 respectively	344,104	422,944
Prepaid expenses and other assets	5,809,307	5,476,492
Due from related party	125,029	120,274
Restricted cash	3,477,967	6,155,597
Deferred rent receivable	8,856,399	6,938,578
Lease intangibles, net	26,533,839	30,012,973
Goodwill	5,422,615	5,422,615

Total	$ 192,113,665	$ 197,759,946

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:
Note payable	$ 113,201,357	$ 113,201,357
Accrued interest payable	316,216	313,950
Accounts payable and accrued expenses	3,031,831	1,584,699
Due to related parties	319,133	553,616
Deferred revenue	918,800	619,885
Tenants’ security deposits	682,727	657,978
Deferred ground rent payable	136,727,666	108,312,912
Lease intangibles, net	42,365,499	45,279,291

Total liabilities	297,563,229	270,523,688

Members' deficit	(105,449,564)	(72,763,742)

Total	$ 192,113,665	$ 197,759,946

See Notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30,
(Amounts in US dollars)

	2015	2014	2013
Revenues
Base rents	$ 40,597,526	$ 38,375,303	$ 38,146,887
Tenant reimbursements and escalations	6,903,479	5,427,358	5,354,160
Other rental revenue	40,779	45,292	73,833
Other revenue	1,622	-	-
Interest income	-	-	625

Total	47,543,406	43,847,953	43,575,505

Expenses
Real estate taxes	10,716,257	9,919,196	9,442,029
Utilities	2,927,214	2,598,340	2,511,198
Janitorial	2,056,750	2,157,449	2,054,086
Insurance	318,027	315,545	296,897
Repairs and maintenance	2,262,799	1,445,342	1,332,208
Bad debt expense	124,877	-	433,551
Security	1,047,372	912,362	846,602
General and administrative	835,373	829,010	875,597
Management fees	988,189	948,084	877,898
Elevator	311,875	286,013	174,475
HVAC	62,442	107,515	48,947
Tenant reimbursable costs	154,557	122,139	159,564
Ground rent	45,457,736	45,457,735	45,457,737
Interest expense	4,786,205	4,789,913	4,843,275
Amortization	3,005,570	3,087,330	2,947,812
Depreciation	5,599,278	4,886,008	4,428,733

Total	80,654,521	77,861,981	76,730,609

Net loss	$ (33,111,115)	$ (34,014,028)	$ (33,155,104)

See Notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' DEFICIT
FOR THE YEARS ENDED JUNE 30,
(Amounts in US dollars)

	2015	2014	2013

Balance, beginning of years	$ (72,763,742)	$ (43,679,661)	$ (20,096,088)

Contributions from members	425,293	4,952,500	9,571,531

Distribution to member	-	(22,553)	-

Net loss	(33,111,115)	(34,014,028)	(33,155,104)

Balance, end of years	$ (105,449,564)	$ (72,763,742)	$ (43,679,661)

See Notes to Consolidated Financial Statements
NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30,
(Amounts in US dollars)

	2015	2014	2013

Operating activities
Net loss	$ (33,111,115)	$ (34,014,028)	$ (33,155,104)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization	3,005,570	3,087,330	2,947,812
Depreciation	5,599,278	4,886,008	4,428,733
Bad debt (recovery) expense	124,877	(3,827)	433,551
Deferred rent	(1,917,821)	(1,929,668)	(1,972,066)
Below market lease amortization	(2,475,983)	(2,821,032)	(3,287,160)
Above market lease amortization	1,442,682	1,544,576	1,548,129
Above market ground lease amortization	(437,809)	(437,809)	(437,808)
Deferred ground rent	28,414,754	28,822,593	29,220,501
Changes in operating assets and liabilities:
Restricted cash	2,702,379	525,764	(2,616,256)
Due from related party	(4,755)	-	4,000
Tenant receivables	(46,037)	(86,094)	(78,989)
Prepaid expenses and other assets	(332,815)	(340,620)	(233,930)
Accrued interest payable	2,273	(3,019)	(3,332)
Accounts payable and accrued expenses	349,380	33,811	(569,720)
Due to related parties	(234,483)	208,304	34,445
Deferred leasing costs	(994,677)	(1,526,938)	(795,940)
Unearned revenue	298,915	310,488	51,876
Net cash (used in) provided by operating activities	2,384,613	(1,744,161)	(4,481,258)

Investing activities
Additions to real estate	(2,586,237)	(3,700,979)	(4,934,785)
Net cash used in investing activities	(2,586,237)	(3,700,979)	(4,934,785)

Financing activities
Note principal payments	-	(1,912)	(110,817)
Contributions from members	425,293	4,952,500	9,571,531
Net cash provided by financing activities	425,293	4,950,588	9,460,714

Net (decrease) increase in cash and cash equivalents	223,669	(494,552)	44,671

Cash and cash equivalents, beginning of years	851,726	1,346,278	1,301,607

Cash and cash equivalents, end of years	$ 1,075,395	$ 851,726	$ 1,346,278

Supplemental disclosure of cash flow information:
Interest paid	$ 4,783,939	$ 4,792,932	$ 4,846,607

Schedule of Noncash Investing Activities
Real estate additions were financed through accounts payable	$ 1,691,693	$ 568,390	$ 507,133

Deferred leasing costs additions were financed through accounts payable	$ 90,308	$ 115,867	$ -

Schedule of Noncash Financing Activities
Lobby exhibit acquired in the year ended June 30, 2013, included in real
estate, and transferred to a 49% member of the Company as a distribution.	$ -	$ 22,553	$ -
See Notes to Consolidated Financial Statements

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2015, 2014 and 2013
(Amounts in US dollars)

NOTE 1:
BUSINESS

Formation and Property Description
New Lipstick LLC (the "Company"), was organized as a Delaware limited liability company and commenced operations on November 3, 2010. The Company was formed among IRSA International, LLC ("IRSA"), Marciano Investment Group, LLC ("Marciano"), Avi Chicouri ("AVI"), Par Holdings, LLC ("PAR"), and Armenonville S.A. ("Armenonville"), collectively (the "Members"). On December 15, 2010, Armenonville assigned 100 percent of its membership interest to Lomas Urbanas S.A. IRSA is a wholly-owned subsidiary of TYRUS S.A. ("TYRUS"), a wholly-owned subsidiary of IRSA Inversiones y Representaciones Sociedad Anonima, a company whose shares are listed on the Buenos Aires and New York Stock Exchanges. The Company was formed in order to acquire 100% interest in Metropolitan 885 Third Avenue Leasehold LLC ("Metropolitan"), its wholly-owned subsidiary, and to provide management services to Metropolitan.

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

NOTE 3:
REAL ESTATE

At June 30, real estate consists of the following:

	2015	2014
Building and improvements	$144,892,369	$144,879,174
Tenant improvements	16,334,789	12,638,444
	161,227,158	157,517,618
Less: accumulated depreciation	(20,758,148)	(15,158,871)
Total	$140,469,010	$142,358,747

Depreciation expense amounted to $5,599,278 and $4,886,008, and $4,428,733 for the years ended June 30, 2015, 2014, and 2013, respectively.

.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2015, 2014 and 2013
(Amounts in US dollars)

NOTE 4:
LEASE INTANGIBLES

Lease intangibles and the value of assumed lease obligations at June 30, 2015, were as follows:
	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$27,149,892	$4,111,694	$15,316,749	$46,578,335	$30,470,806	$29,041,332	$59,512,138
Less: accumulated Amortization	(12,088,790)	(1,083,075)	(6,872,631)	(20,044,496)	(15,176,499)	(1,970,140)	(17,146,639)
Totals	$15,061,102	$3,028,619	$8,444,118	$26,533,839	$ 15,294,307	$27,071,192	$42,365,499

Lease intangibles and the value of assumed lease obligations at June 30, 2014 were as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$27,149,892	$ 3,142,576	$15,316,749	$45,609,217	$30,470,806	$29,041,332	$59,512,138
Less: accumulated Amortization	(9,520,879)	(645,416)	(5,429,949)	(15,596,244)	(12,700,516)	(1,532,331)	(14,232,847)
Totals	$17,629,013	$2,497,160	$9,886,800	$30,012,973	$17,770,290	$27,509,001	$45,279,291

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

The estimated amortization of lease intangibles for each of the five years subsequent to June 30, 2015 and thereafter is as follows:

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2015, 2014 and 2013
(Amounts in US dollars)

NOTE 4:
LEASE INTANGIBLES (CONTINUED)

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total

2016	$ 2,541,147	$448,938	$ 1,407,364	$ 4,397,449	$ 2,463,176	$437,809	$2,900,985
2017	2,540,843	380,183	1,407,364	4,328,390	2,459,981	437,809	2,897,790
2018	2,483,557	278,611	1,407,364	4,169,532	2,387,551	437,809	2,825,360
2019	2,464,461	260,308	1,407,364	4,132,133	2,363,408	437,809	2,801,217
2020	2,462,742	213,759	1,407,364	4,083,865	2,356,387	437,809	2,794,196
Thereafter	2,568,352	1,446,820	1,407,298	5,422,470	3,263,804	24,882,147	28,145,951
Totals	$ 15,061,102	$3,028,619	$ 8,444,118	$26,533,839	$ 15,294,307	$27,071,192	$42,365,499

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

Balances with related companies are as follows:

	2015	2014
Due from related party:
Lipstick Management LLC	$123,959	$120,274
Rigby 183 LLC	405
I Madison LLC	310
IRSA International LLC	355
	$ 125,029	$120,274

The above amount represents expenses paid by the Company on behalf of related companies, which will be reimbursed by related companies.

	2015	2014
Due to related party:
IRSA International, LLC	$ (39,979)	$ (39,979)
Lipstick Management LLC	(38,280)	(272,763)
IRSA Inversiones y Representaciones
Sociedad Anonima	(240,874)	(240,874)
	$ (319,133)	$ (553,616)

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