Form 20-F/A
CRESUD INC
filed 2017-03-23
CIK 1034957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM 20-F / A

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-29190

(Exact name of Registrant as specified in its charter)

CRESUD INC.
(Translation of issuer’s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

 Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina

(Address of principal executive offices)

Matias Gaivironsky
Chief Financial and Administrative Officer
Tel. +(5411) 4323-7449 finanzas@cresud.com.ar
Moreno 877, 24th Floor
(C1091AAQ)
Buenos Aires, Argentina
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing tenshares of Common Stock, par value Ps.1.00 per share	Nasdaq National Market of the Nasdaq Stock Market
Common Stock, par value one Peso per share	Nasdaq National Market of the Nasdaq Stock Market*

*
Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

The number of outstanding shares of the issuer’s common stock as of June 30, 2016:	501,642,804

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☒     No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☐     No ☒   (Note: None required for registrant)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐             Accelerated filer ☒             Non-accelerated filer ☐              Smaller reporting company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 ☐     Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐    No  ☒

509336-0121-02253-Active.21218515.1  03/23/2017 15:05 PM

EXPLANATORY NOTE

The Company is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended June 30, 2016, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2016 (the “2016 Form 20-F”), to amend Item 18. Financial statements and Item 19. Exhibits of the 2016 Form 20-F/A to provide (i) separate audited consolidated financial statements of IDBD Development Corporation Ltd. as of and for the fiscal year ended December 31, 2014 including the report of independent auditor relating thereto, as required under Rule 3-09 of Regulation S-X and (ii) separate unaudited consolidated financial statements of IDBD Development Corporation Ltd. as of and for the fiscal year ended December 31, 2015. (iii) separate unaudited consolidated financials statements of New Lipstick LLC as of and for the fiscal year ended June 30, 2016. The remainder of the consolidated financial statements contained in the Original Filing are unchanged.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2016 Form 20-F or reflect any events that have occurred after the 2016 Form 20-F was filed on November 1, 2016. The filing of this Form 20-F/A, and the inclusion of newly executed certifications and exhibits, should not be understood to mean that any other statements contained in the 2016 Form 20-F are true and complete as of any date subsequent to November 1, 2016. This Amendment does not otherwise update the disclosures, including forward-looking information, set forth in the 2016 Form 20-F, as originally filed, and does not otherwise reflect events occurring after the original filing of the 2016 Form 20-F on November 1, 2016. Such events include, among others, events described in our reports under the Securities Exchange Act of 1934, as amended, filed with the SEC since November 1, 2016.

PART III	116

ITEM 18—FINANCIAL STATEMENTS	116
ITEM 19—EXHIBITS	117

509336-0121-02253-Active.21218515.1  03/23/2017 15:05 PM

PART III

ITEM 18. — FINANCIAL STATEMENTS

Consolidated financial statements of Cresud S.A.C.I.F. y A. as of and for the year ended June 30, 2016, including the report of independent registered public accounting firm with respect to such consolidated financial statements, are hereby incorporated by reference to Item 18 — Financial Statements of the 2016 Form 20-F.

Separate consolidated financial statements of IDBD Development Corporation Ltd. as of and for the year ended December 31, 2014, including the report of independent auditor with respect to such consolidated financial statements, are hereby incorporated by reference to Exhibit 15.1 hereto.

Separate unaudited consolidated financial statements of IDBD Development Corporation Ltd. as of and for the year ended December 31, 2015 are hereby incorporated by reference to Exhibit 15.2 hereto.

Separate unaudited financial statements of New Lipstick LLC as of and for the fiscal year ended June 30, 2016 are hereby incorporated by reference to Exhibit 15.3 hereto.

See “Item 18—Financial Statements.”

ITEM   19—EXHIBITS

Item 19. Exhibits

INDEX OF EXHIBITS

12.1    Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

12.2    Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

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

15.2 Unaudited Consolidated financial statements of IDBD Development Corporation Ltd. as of and for the year ended December 31, 2015.

15.3 Separate unaudited financial statements of New Lipstick LLC as of and for the fiscal year ended June 30, 2016

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the 2016 Form 20-F on its behalf.

Cre
CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

Date: March 23, 2017

By: /s/ Matias Gaivironsky
Name: Matías I. Gaivironsky
Title: Chief Financial and Administrative Officer

509336-0121-02253-Active.21218515.1  03/23/2017 15:05 PM